Form 10-K, Exhibit 13
period 1996-12-31
POTASH CORPORATION OF SASKATCHEWAN INC
filed 1997-03-26
CIK 855931

                                                                      Exhibit 13


                    POTASH CORPORATION OF SASKATCHEWAN INC.






                                   [PICTURE]







                               1996 ANNUAL REPORT

A PORTRAIT OF GROWTH

                                   [PICTURE]

Potash Corporation of Saskatchewan Inc. (PCS) is fulfilling its long-term commitment to the world's farmers by producing and marketing three primary nutrients. The world's largest potash company by capacity and the third largest phosphate producer has now become the second largest nitrogen company in the world, as well.

PCS pulls potash from eight mines in Saskatchewan, New Brunswick and Utah, and handles export sales for the largest New Mexico producer. It has an agreement to acquire 51 percent of the German company Kali und Salz AG, which if concluded would give it indirect control of Germany's potash. It produces a wide range of phosphate products at its giant vertically-integrated complex in North Carolina and its facilities in northern Florida, and is the world's largest manufacturer and supplier of phosphate feed supplements for livestock and poultry. It owns a US full-range retail fertilizer company, Florida Favorite Fertilizer. Its top-quality potash reserves are North America's largest, and its phosphate reserves will last more than 50 years operating at full capacity.

Since acquiring nitrogen producer Arcadian Corporation in March 1997, PCS produces nitrogen fertilizers and nitrogen chemicals at facilities in Georgia, Iowa, Louisiana, Nebraska, North Carolina, Ohio and Tennessee in the United States, and has large-scale operations in Trinidad. Phosphate products are also produced in Louisiana.

At December 31, 1996, PCS market capitalization was US$3.874 billion. With the completion of the Arcadian purchase, the Company has 53.6 million shares outstanding, trading on the Toronto, Montreal and New York stock exchanges.


                               TABLE OF CONTENTS

Highlights                            1    Selected Ten-Year Data           42
Your Company                          2    Management's Responsibility      43
Letter to Shareholders                4    Auditors' Report                 43
Potash                                8    Consolidated Financial
Phosphate                            12      Statements                     44
Sales                                17    Board of Directors               60
Stewardship                          24    Shareholder Information          62
Nitrogen                             28    Glossary of Financial Terms      63
Management's Discussion and                Management and Corporate
  Analysis of Financial Condition            Information                    64
  and Results of Operations          32    Glossary of Operational Terms    65


Cover: The 1996 annual report of Potash Corporation of Saskatchewan Inc. paints the portrait of a company travelling on its chosen road to world leadership in the vital fertilizer industry.

                                   HIGHLIGHTS

                                     [MAP]

Its acquisition of Arcadian Corporation makes PCS an integrated fertilizer producer.

In 1996, PCS entered into an agreement to purchase a 51-percent interest in Kali und Salz AG, which controls German potash.

Financial Summary
(US$ millions except where specified)

                              1996     1995
Net Sales                   1,403.9    856.1
Costs and Expenses          1,104.4    631.9
Operating Income              299.5    224.2
Net Income                    209.0    159.5
Per Common Share
(Actual Dollars)               4.59     3.68
Dividends Per Share
(Actual Dollars)               1.06     1.06
Cash Flow from Operations     296.2    233.5
Working Capital               278.8    136.1
Long-Term Debt Obligations    620.0    714.5
Return on Investment         10.25%    7.80%
Shareholders' Equity        1,405.5  1,241.9

All financial data are stated in US dollars.

Potash Operating Summary
(in thousands of KCl tonnes)

                          1996    1995
Total Potash Production   5,782   6,071
North American Sales      2,589   2,274
Offshore Sales            3,023   3,574
Sales to Third Parties    5,612   5,848
Sales to Florida
Favorite Fertilizer         121     108
Total Sales Tonnage       5,733   5,956

Phosphate Operating Summary
(in thousands of tonnes)

                                                 1996    1995
Total Phosphoric Acid Production (P2O5 tonnes)   2,096   1,008
Sales (product tonnes)
Phosphate Rock                                     191     211
Phosphate Fertilizer                             3,120   1,399
Non-Fertilizer Products                            994     596

The 1995 data cover only a partial year in phosphate, since the properties were acquired during that year.

                                    [CHART A]
In 1996, PCS again achieved its goal of increasing return to its shareholders each year.

                                    [CHART B]
PCS improved its strong cash flow position with acquisitions that increased value for shareholders.

                                    [CHART C]
The 64-percent jump in net sales revenue in 1996 demonstrated the significance of PCS growth.

                                    [CHART D]
PCS operating income in 1996 was 492 percent higher than in 1992, another benefit of its acquisitions.

                               ABOUT YOUR COMPANY


[PICTURE]

The domestic market for all three PCS nutrients is large and stable. In the United States, the primary fertilizer market, corn is the largest user.


PROVIDER OF VITAL NUTRIENTS

Your Company provides potash, phosphate and nitrogen, sources of the major nutrients that are essential for plant growth and for animal and human life. The nutrient potassium, found in potash fertilizer, raises crop yields and food value, builds resistance to disease and environmental stresses, and improves shipping, handling and storage qualities. Animals need potassium for maintenance, growth and milk production. Phosphorus is required by plants for photosynthesis, energy transfer and reproduction, and other yield-developing processes. Animals need phosphate for general nutrition and normal body growth, maintenance and repair. Nitrogen is a part of every living cell. The fundamental building block of all plant proteins, nitrogen improves yield size and quality. Unlike potassium and phosphorus, it cannot be stored effectively in the soil and must be replenished each year to ensure good crops.

POSITIONING ON STRENGTH

When it became a public company seven years ago, PCS analyzed its business and identified the strengths that would achieve its objective of increasing value for its shareholders. Its major strength was its operating strategy of matching production to demand to maximize profitability, coupled with its excess capacity.
Well-established in the mature US market, the Company identified the growing export market as offering the best potential for increased use of its excess potash capacity, and for higher earnings. Adopting an acquisition strategy to capitalize on its financial and industry strengths, it built its future on its past and present, making PCS first a potash export leader and then an integrated international fertilizer supplier.

GROWTH STRATEGY

In 1990 it acquired Saskterra, an export-oriented Saskatchewan potash company that was outside of Canpotex, the export sales agency for Saskatchewan producers. Then it


                                    [CHART]


PCS has expanded its business and earnings through a strategy of making acquisitions that build on its strengths.

arranged to handle offshore sales for producers in New Mexico. Its 1993 purchase of the potash assets of Potash Company of America gave improved access to European and Latin American markets through a mine in New Brunswick, on Canada's east coast.

In 1995, PCS entered the phosphate industry by purchasing Texasgulf, the premier phosphate company in North America. Again it applied its acquisition strategy, strengthening its phosphate position by acquiring White Springs Agricultural Chemicals in Florida. Using its operating strategy, it blended the two to utilize the strong points of each and achieve maximum profitability.

In 1996, PCS moved to enhance its global potash position by agreeing to purchase a majority interest in Kali und Salz AG, which controls Europe's most important potash producer. It also staked out a strong position in nitrogen by agreeing to acquire Arcadian Corporation, the largest producer and marketer of nitrogen in the western hemisphere. This purchase was finalized in the first quarter of 1997.

A BIGGER, STRONGER COMPANY

PCS has played a major role in the consolidation of the fertilizer industry, first in potash and then in phosphate. Through its acquisitions, it has transformed itself from the world's largest potash company to the world's largest company producing all three primary nutrients. A strong, integrated, market-oriented fertilizer corporation, it is a low-cost producer and market leader.

Its customer-oriented sales force handles all three nutrients, offering customers the convenience of a single salesperson, a single billing system and computer linkups with one major company that is able to serve them better. With three nutrients, PCS is an efficient one-stop shop for its fertilizer customers.

Each nutrient will contribute significantly to the Company's net sales revenue and gross margins, helping it achieve its objective of increasing value for its shareholders each year.


                                   [PICTURE]


Offshore markets provide the major opportunities for growth. PCS is a leading supplier to developing nations, where demand for food rises with population and incomes.


                                    [CHART]


PCS can vary tonnes produced in all three nutrients in response to market demand, to create optimal margins.

                                     [PICTURE]


C.E. Childers,
Chairman, President and
Chief Executive Officer


Dear Shareholders,

I am pleased to report that your Company continues to grow and improve its financial results. The year 1996 was the sixth straight year of improved earnings since 1990, our first year as a publicly traded company. Each quarter as we progressed through the year was the best such quarter in our history. Net sales of $1,404 million were an improvement of 64 percent over 1995 net sales ($856 million). Net income of $209 million was a 31-percent increase over 1995 net income ($159 million), and net income per share of $4.59 was 25 percent better than 1995 ($3.68).

You will recall that 1994 was a great year because of the turnaround in the world potash business. We experienced another growth year for potash in 1995 and saw additional earnings coming in from our 1995 phosphate acquisitions. This last year, 1996, we enjoyed our first full year of operations of those acquisitions and the results were very gratifying. Over $1 billion in net sales was from those acquisitions as well as 49.1 percent ($193.3 million) of our total gross margin. As you can see, our earnings were very well balanced between potash and phosphate products.

After two years of improved sales volumes in potash, those volumes declined in 1996. The reason was the reduction in purchases by China and India, two major potash-importing countries. As a consequence, we moved 3,022,879 tonnes to offshore markets in 1996, a drop of 15 percent from our 1995 record (3,574,494 tonnes). Although we were below the export sales tonnage of 1994 and 1995, it was our third highest sales volume to offshore customers in history.

Export sales of potash were complemented, however, with record sales volumes in North America. Sales to non-affiliated customers totalled 2,589,462 tonnes, a 14-percent increase over 1995 (2,273,416 tonnes). Therefore, our total 1996 potash sales volumes of 5,612,341 tonnes were only 4 percent below our record year of 1995.

Contrary to conventional wisdom, we were able to improve prices in the declining export sales market with our 1996 average price 5.6 percent higher than the 1995 average export price. However, prices for our North American market declined in 1996 even though volumes in that region increased. Our average price for all potash sales was adversely affected, as well, by the decline in sales to the export market since those sales have higher realizations than domestic sales. Our export sales dropped from 61 percent of total sales in 1994 and 1995 to approximately 54 percent in 1996. In spite of those factors, our average prices for all potash sales to outside customers, excluding sales to another producer, were actually up slightly (0.6 percent) so that the 4-percent drop in volumes also resulted in a 4-percent drop in potash sales revenue.


                                    [CHART]


All four quarters in 1996 were the best in its history for Potash Corporation of Saskatchewan Inc.

PCS Phosphate came on strong in 1996. We were very pleased with the performance of those operations. We sold over 4 million tonnes of phosphate products with approximately 77 percent of those tonnes going to fertilizer customers. We sold 778,021 tonnes to the animal feed phosphate business and 215,813 tonnes of purified acid to the industrial business. Sales volumes of all products were above 1995 volumes since 1995 was not a full year of production for PCS. Prices for all fertilizer products, as well as for our phosphate feed products and industrial acid, were up over last year.

Our phosphate management team continues to develop efficiencies through the integration of the plants acquired from two different owners. We were aided by lower prices in 1996 for the two main input costs, sulphur and ammonia.

We shipped 42 percent of our phosphate tonnes to offshore markets in 1996. Those tonnes represented 35 percent of our phosphate revenues, as more of the lower-priced products were sent overseas.

                                    [CHART]


In phosphate the Company received higher prices for its product in North America, while in potash the higher prices where offshore.



I'm very proud of PCS employees for their 1996 achievements. PCS teams won the provincial mine rescue competitions in both Saskatchewan and New Brunswick. The White Springs operation was awarded Florida's Environmental Excellence Award for industrial facilities. Individual awards were earned by all employees at Aurora, North Carolina and White Springs, Florida for reaching a milestone of 1,000,000 employee-hours without a lost-time injury. The employees at Rocanville once again were awarded the prestigious John T. Ryan trophy, signifying the safest mine in Canada.

Along with record sales revenue and net income, we continued our strong cash flow performance. In 1996, operating activities provided $296 million. After investments and dividend payments, we paid down our debt by $259 million, including the utilization of $40 million cash held at the beginning of the year. We lowered our debt to capital ratio from 41.5 percent to 30.7 percent during 1996.

The most exciting news of 1996 came in the third quarter when we announced two potential acquisitions. The first announcement was our intention to purchase 51 percent of the shares of Kali und Salz AG from BASF, a German industrial corporation, for 250 million Deutschmarks (approximately $146 million at the time of writing). Kali und Salz AG is a German potash holding company that controls 15 percent of the world's potash production. This is our first acquisition outside of North America and will further enhance our position as the world's preeminent potash producer. We signed the definitive agreement with BASF on December 6 and are awaiting a decision from the Minister of Economics of the German government.

Our second announcement was the signing of an agreement to purchase Arcadian Corporation, the largest producer of nitrogen products in the western hemisphere. That agreement calls for PCS to purchase all shares of Arcadian for $12.25 cash and 0.17713 PCS shares (subject to adjustment) for each Arcadian share. Arcadian shareholders approved the acquisition on March 4, 1997, and it closed two days later. This is another milestone for Potash Corporation of Saskatchewan Inc. as it marks our entry into the nitrogen business.

Today PCS is the world's largest fertilizer company producing all three primary plant nutrients. We will serve our customers with one-stop service, meeting their needs for all the basic fertilizer ingredients.

We are looking forward to an exciting future. The fertilizer outlook is bright, for the reasons we have discussed in previous reports: growing population, improving diets, no new land, and developing countries just beginning to understand the importance of balanced fertilization. PCS is well positioned for further growth. We have quality reserves, quality operations, and quality employees, and all will be further enhanced with our new acquisitions.

Yours truly,



/s/ C. E. Childers
------------------
C. E. Childers
Chairman, President and Chief Executive Officer
March 7, 1997

                                   [PICTURE]

Many miles of underground road at PCS Lanigan stretch from the mine shaft to the ore face where the giant mining machines work, 3,500 feet beneath the Saskatchewan prairie.

PCS POTASH

A Prominent World Supplier

Only seven countries produce significant quantities of potash. PCS draws from seven mines in Canada, six of which it owns and operates, and one wholly-owned mine in the United States.

With 23 percent of world capacity and an estimated 41 percent of excess capacity, PCS can increase production as markets grow and further reduce its cash costs per tonne. Its vast reserves will last more than 100 years, reinforcing its leadership in the world potash industry and its position as a primary supplier to developing nations. Its ore is high grade and its unit mining costs are low.

                                    [CHART]

PCS and other world suppliers cut production in 1996 in response to lower demand in offshore markets. Total world production was down an estimated 6 percent.


Potash production costs vary around the world. Important factors are thickness, consistency and continuity of the ore; its depth, geological conditions and K2O grade; mill recovery achievable; operational capacity and degree of automation. PCS is an industry leader in mine automation which helps it reduce its costs.

All mines in Saskatchewan, where the potash beds are flat, are in the lowest cost quartile on a cash-cost basis. While New Brunswick's steeply-tilted beds raise production costs, its transportation costs benefit from its proximity to tidewater. Potash is a transportation-sensitive business.

                                     [MAP]

PCS mines in Canada and the United States produce different grades of potash product - standard, coarse, granular, soluble and industrial - to suit different markets. Agricultural product is guaranteed to have a minimum of 60 percent K2O (95 percent KCl) when it leaves a mine site. A representative sample of each shipment is analyzed to ensure it meets such quality specifications.

PCS has an agreement to purchase a 51-percent share of Kali und Salz AG. The Company recently received an order from the German Federal Cartel Office prohibiting the proposed transaction. German law provides a right to appeal the order both to the Minister of Economics and to the courts. PCS is requesting authorization from the German Minister of Economics for the transaction to proceed. If concluded, the acquisition would give PCS indirect control of Kali und Salz GmbH, the company formed by the merger and restructuring of the potash industries in former West and East Germany after reunification.

Kali und Salz GmbH has six potash mines with annual productive capacity of over 8 million tonnes. That includes 4.5 million tonnes of muriate of potash (KCl) and 3.8 million tonnes of specialty fertilizers such as potassium sulphate (K2SO4) and water-soluble magnesium sulphate (MgSO4), and

                                   [PICTURE]

Machines like this one trim the roof in areas that will continue to be used after the mining machine cuts through the potash ore.


other specialty products tailored for non-cereal agriculture crops. It also has two salt mines, with annual capacity of 3.2 million tonnes.

Kali und Salz AG, majority shareholder (51 percent) of the German potash producer, also has a 50-percent interest in Potash Company of Canada Limited (Potacan), which owns and operates a potash mine in New Brunswick.

1996 Production

                                                 1996                  1995              Mine Site
                          Capacity(1)           Production            Production         Employees
                      (million tonnes KCl)  (million tonnes KCl)  (million tonnes KCl)   (active)
Rocanville                    2.295                 1.502                 1.650              316
Lanigan                       3.828                 1.251                 1.460              314
Allan                         1.885                  .892                  .958              269
Cory                          1.361                  .625                  .530              140
Esterhazy(2)                   .951                  .442                  .433                2
New Brunswick                  .770                  .702                  .695              342
Patience Lake                 1.033                  .294                  .295               81
Moab                           .080                  .074                  .050(3)            52
--------------------------------------------------------------------------------------------------
Total                        12.203                 5.782                 6.071            1,516

(1) Revised capacities.

(2) Production at Esterhazy is mined from PCS reserves by International Minerals and Chemical Corporation (Canada) Limited under a long-term agreement.

(3) From purchase April 10, 1995 to December 31, 1995.

EFFICIENT POTASH PRODUCTION

With offshore demand down in 1996, PCS continued its strategy of maintaining production at levels consistent with maximizing profits. Using 47 percent of its capacity, it produced 5.782 million tonnes of potassium chloride (KCl), 5 percent less than in 1995.

New Brunswick and Moab produced 840,589 tonnes of sodium chloride (salt) during the year.

Production costs varied from quarter to quarter, depending on shutdown schedules and on grades of product. New daily, monthly and yearly production records were set at Cory and Rocanville; Cory also set weekly records. New Brunswick established daily and annual records, records for total tonnes mined and milled, and for salt tonnes produced. Allan and Lanigan set daily production records, and Allan mined and milled record tonnes per 100 employee-hours. Moab set and broke three records in the packaging of potash and salt.

Cory, Patience Lake and New Brunswick set productivity records.

Conversion of Cory's mine air heaters to natural gas reduced steam demand and enabled increased production in winter months. Patience Lake began installing a new computer-based distributed control system for mill control and began reclaiming KCl fines from one pond, gaining KCl-rich liquor for use as leach water in product upgrading. Allan's improved ore flow increased hourly hoisting capacity by 10 percent.

Collective bargaining units operate at all PCS Saskatchewan mines. The collective agreement with the Rocanville Potash Employees Association expires May 31, 1998, and with the Communications, Energy and Paper Workers Union at Lanigan on January 31, 1998. Negotiations are under way for agreements with the United Steel Workers of America at Allan,

Cory and Patience Lake to replace those expiring on April 30, 1997. New Brunswick and Moab do not have collective bargaining units.

International Minerals and Chemical Corporation (Canada) Limited mines PCS reserves at Esterhazy division under a long-term mining and processing agreement effective through 2026. PCS has the option of terminating this agreement every five years; the next opportunity is June 30, 2001.

CONSTANT EMPHASIS ON SAFETY

The priority PCS puts on safety has produced steady improvement in safety records throughout the potash divisions.

In 1996, Rocanville received a fourth national John T. Ryan award for its 1995 safety record. The entire division achieved 3 million employee-hours without a lost-time injury on December 11, 1996; it reached six years in February 1997. New Brunswick worked a record 923 days and Lanigan a record 506 days without a lost-time accident. Patience Lake reached three years on December 1. Allan, whose underground workers marked two years without a lost-time accident on October 22 and surface workers one year on June 1, scored its lowest accident frequency rate since 1990. Cory's surface workers achieved two years without a lost-time injury on September 1, and 840 days on December 19; underground workers totalled 345 days. Moab had no lost-time incidents.

PCS teams excelled at the 1996 provincial mine rescue competitions in Saskatchewan and New Brunswick. In Saskatchewan, Allan won the overall trophy for underground mines for the 12th time, and Patience Lake was top surface mine. New Brunswick topped its provincial competition for the sixth time. Allan won the 16th annual PCS Fireman's Rodeo, its fourth victory. All PCS mines and fire departments in nearby communities compete in rodeo events based on different aspects of fire fighting.

TECHNOLOGY ASSISTS PRODUCTION

Building on earlier work in gyroscope technology for guiding automated mining machines, PCS is beginning trials at Allan division of a prototype fiber optic gyroscope system manufactured to its specifications. Development of the clay tracking system needed to use automated machines in Saskatoon-area mines continues.

After successful field tests, the prototype automatic control system for a mobile bridge conveyor at Allan is being upgraded. It will be installed as a production system for a new five-section bridge conveyor that transfers ore from the mining machine.

Extension of the expert system on the Allan crystallization circuit for direct control of a key process variable cut steam consumption for the circuit by 15 percent.

Considerable work was done in 1996 in the area of enhancing potash quality. Image analysis technology was used to achieve rapid measurement of the particle size distribution of fertilizer products, and detect the distribution of conditioning additives on potash products. Climate chambers simulating extreme climatic conditions for storage and handling of potash and DAP products for export were utilized for continuing research.

                                   [PICTURE]

At Patience Lake, a solution mine, field tests are under way of the automation system developed for the Patience Lady, a dredge that recovers potash from the crystallization ponds.

                                   [PICTURE]




Giant draglines at PCS Aurora remove the overburden and scoop up huge bites of phosphate ore, an early step in the production of phosphate products that are sold worldwide.

PCS PHOSPHATE

The Most Diversified Producer

In 1996, PCS combined the phosphate properties acquired in 1995 - at Aurora, North Carolina and White Springs, Florida - into an efficient, well-balanced division, PCS Phosphate. The third largest phosphate producer in the world, the Company represented 8 percent of world production and 6 percent of capacity.

                                    [CHART]

PCS properties in North Carolina and Florida have approximately 40 percent of US rock reserves.


Its large, rich reserves give it the best rock position of any North American phosphate company. The Company expects by mid-1997 to complete the long, demanding and expensive permitting process that lets it draw on those reserves, giving it mining permits for 20 years.

The vertical integration of mining and processing at Aurora helps make it one of the most efficient world producers, measured by tonnes of production per employee. Its quality rock contributes to its rating by outside experts as the world's lowest-cost acid producer. PCS is still the lowest-cost producer when Aurora and White Springs are combined and ranked against other producers.

Phosphate rock is produced from the ore mined at both facilities. Most is used internally to produce phosphoric acid (P2O5). A small amount is exported and applied directly to acidic soils as fertilizer.

The phosphoric acid that is the feedstock for further phosphate production is produced by reacting phosphate rock with sulphuric acid made on site from purchased sulphur. From it, PCS produces phosphate fertilizers and other products.

Phosphoric acid can be reacted with ammonia to produce DAP (diammonium phosphate, 46 percent P2O5), the major solid fertilizer product. DAP is an important domestic and export product which is applied directly or in fertilizer blends.

Phosphoric acid is also concentrated by evaporation to 54 percent or 70 percent P2O5 strength, known respectively as MGA (merchant grade acid) and SPA (superphosphoric acid). A variety of liquid and solid fertilizers, animal feed supplements and industrial quality acid is made from the acids. MGA comprises most of world liquid phosphate trade, and importers use it as a source of P2O5, primarily to produce DAP.

For the domestic market, SPA and MGA are mixed with other nutrients to produce liquid fertilizers with varying concentrations of P2O5. PCS markets its SPA LoMag liquid fertilizer (70 percent P2O5) specifically for the growing minimum till market. Black SPA is also sold in North America to farmers seeking economical suspension liquid fertilizers.

Black SPA or defluorinated MGA can be reacted with limestone to produce the animal feed


                                     [MAP]

                                    [CHART]

The phosphate feed supplement business is expected to grow as developing nations demand better quality meat, milk and eggs.


supplements Dical (dicalcium phosphate, 18.5 percent phosphorus) and Monocal (mono-calcium phosphate, 21 percent phosphorus). A mixture of phosphate rock, MGA and soda ash or caustic soda can be calcined to produce DFP or defluorinated phosphate (tricalcium phosphate, 18 percent phosphorus). All three products are used primarily for poultry, swine and cattle.

A higher concentration phosphoric acid (56 percent P2O5) is made into industrial-quality phosphoric acid used in food and beverage products for humans, and industrial applications.

Low-Cost Phosphate Production

Integrating its phosphate operations to focus on the strengths of each has given PCS unprecedented flexibility in production. It can analyze the markets and emphasize products for which there is greater demand and better margins.

Following this strategy of producing to achieve maximum margins, it increased DAP production at both facilities in 1996: Aurora for the export market, and White Springs mainly for domestic demand. Aurora filled offshore MGA requirements, but shifted more of its phosphoric acid to DAP production, as well as higher-margin liquid products for the growing North American liquid market.

The productive capability of PCS feed phosphate plants was increased by supplying all but one with black SPA from White Springs. Smaller volumes of this higher concentration P2O5 acid were required, cutting freight costs by 23 percent. Excess sulphuric acid from White Springs can be shipped to Aurora.

Phosphoric acid production in 1996 totalled 2.096 million P2O5 tonnes, up 4 percent compared to actual 1995 production, before and after acquisition by PCS. PCS Aurora produced phosphate rock at 72 percent of rated capacity and phosphoric acid at 101 percent. White Springs produced rock at 87 percent of capacity and P2O5 at 85 percent. Rock is produced at White Springs' Swift Creek mine and processed at the Suwannee River and Swift Creek chemical facilities.

                                    [CHART]

With the most diverse product line of any world producer, PCS can shift production in response to demand and profitability.


1996 Rock and Acid Production


                             Phosphate Rock                          Phosphoric Acid
                      Annual      1996         1995         Annual        1996         1995        Mine Site
                     Capacity  Production   Production     Capacity    Production   Production     Employees
                            (million tonnes)                     (million P2O5 tonnes)              (active)
Aurora                   6.0       4.331       3.474(1)      1.152         1.164         .849(1)      1,159
White Springs            3.6       3.143        .542(2)      1.093          .932         .159(2)      1,105
------------------------------------------------------------------------------------------------------------
Total                    9.6       7.474       4.016         2.245         2.096        1.008         2,264

(1) From purchase April 10, 1995 to December 31, 1995.

(2) From purchase October 31, 1995 to December 31, 1995.

                                   [PICTURE]


The integration of White Springs into PCS Phosphate enabled PCS to use the strengths of each property, exercising options on product mix and shipping to market from the most cost-efficient location, thus increasing margins over what either company did alone.



White Springs productivity rose to 842 P2O5 tonnes per employee in 1996. Improved markets for superphosphoric acid meant its Swift Creek plant concentrated on black SPA and ran at capacity, making it one of the most cost-effective plants in the industry. White Springs set monthly production records for rock, sulphuric acid, black SPA and DAP, quarterly records in sulphuric acid, P2O5 and DAP, and annual records in every product.

At Aurora, improved operating techniques, higher onstream factors and increased yields produced higher volumes of sulphuric acid, P2O5, DAP and purified acid. Monthly production records were set for sulphuric acid, P2O5, amber P2O5, 54 percent acid, DAP, the upgraded liquid product 11-37-0, purified acid, turbogenerator income and turbogenerator power production. Annual records were set for P2O5, amber P2O5, DAP, 11-37-0 and purified acid.

The collective bargaining agreement with the International Chemical Workers Union at White Springs expires December 1, 1997. PCS Aurora is a non-union operation.

1996 Phosphate Fertilizer Production
(All figures in million product tonnes)

                                          Aurora                               White Springs
                               Annual      1996         1995            Annual      1996          1995
                              Capacity   Production   Production(1)    Capacity    Production    Production(2)
Liquid Fertilizers  MGA(3)      1.835       1.750       1.323           1.908         1.448         .257
                    SPA          .676        .300        .182           1.138          .751         .063
Solid Fertilizers   DAP         1.247       1.117        .703            .662          .642         .111

(1) From purchase April 10, 1995 to December 31, 1995.

(2) From purchase October 31, 1995 to December 31, 1995.

(3) A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

1996 Feed Phosphate Production


                                    Annual        1996         1995       Employees
                                   Capacity    Production   Production    (active)
                                   (tonnes)     (tonnes)     (tonnes)
Weeping Water, NE                    209,000     158,481       89,752(1)       41
Kinston, NC                          141,000      70,731       61,164(1)       30
Marseilles, IL                       278,000     182,383      113,579(1)       39
Saltville, VA                         78,000      76,039       54,401(1)       48
Davenport, IA                        280,000     102,585       23,189(2)       29
White Springs, FL (2 plants)         313,000     183,415       35,761(2)       61
Total                              1,299,000     773,634      377,846         248

(1) From purchase April 10, 1995 to December 31, 1995.

(2) From purchase October 31, 1995 to December 31, 1995.

FEED PHOSPHATE PRODUCTION

PCS produces the phosphate feed supplements Dical, Monocal and DFP for livestock and poultry in seven plants well located to supply customers throughout the United States.

Weeping Water, Kinston, Marseilles, Davenport and one White Springs plant produced Dical and Monocal; Saltville and White Springs, DFP. Weeping Water and Marseilles set monthly, quarterly and annual production records, and Kinston set daily records. The maximum production rate for Davenport's production trains averaged 23 percent above year-end 1995.

Weeping Water's new rotary dryer flight design cut natural gas usage by 15 percent. Kinston raised plant capacity by improving its recycle system and increasing air flows. Saltville's new system for manufacturing pelletized feed allowed increased production rates. White Springs' DFP plant raised its instantaneous production rates by improving air handling and gas combustion rates.

INDUSTRIAL ACID

The purified acid plant at Aurora produced 0.199 million tonnes of purified acid for industrial use. Its rated capacity is 0.220 million tonnes.

SAFETY IS A PRIORITY

White Springs employees completed 1 million hours without a lost-time accident in December 1996. Lost-time injuries and illnesses were 25 percent below 1995 levels, and workers compensation cases down 20 percent. General Services Department employees achieved 8 million hours without a lost-time accident, and mine employees 1 million hours. The Root Cause Analysis incident investigation system was implemented. Aurora received the President's Award for 1 million hours without a lost-time accident.

At the feed operations, employee safety was re-emphasized through new safety programs at Weeping Water, Kinston, Marseilles and Saltville, resulting in a 35-percent reduction in recordable accidents over the average of the three previous years.

The Davenport plant was designated a Star facility by the US Department of Labor Occupational Safety and Health Administration, and completed 17 years without a lost-time accident. Kinston completed three years and Weeping Water and Marseilles two years.

TECHNOLOGY ASSISTS QUALITY

Aurora improved its yields by modifying solids and strength control in the phosphoric acid attack trains, and began using Global Positioning System survey equipment.

DAP quality at White Springs was substantially improved through technological changes that cut product moisture content, increased product size and improved hardness. The January 1997 start-up of a DAP product cooler improved quality further.

SALES

Overview of a Global Enterprise

Fertilizer is traded widely around the world, travelling by ocean-going bulk carriers, river barges, railroads and trucks between producing and consuming countries. When a potash, phosphate or nitrogen fertilizer reaches its destination, it may be applied straight to fields or mixed with other fertilizers before application.

Potash has the largest international trade; about 80 percent of world production moves across borders. Canada is the largest supplier to world markets, followed by the Former Soviet Union and Germany. China, Brazil and India are the largest offshore consumers, while the US leads world potash consumption.

About one-third of concentrated phosphate fertilizers is traded internationally. The solid fertilizer DAP is the major product traded. The US, the most significant exporter, provides 67 percent of world DAP trade. China is the largest importer by far, followed typically by India and Pakistan. Phosphoric acid is usually converted into finished products in the country of origin, but about 15 percent was traded internationally - as merchant grade acid (MGA) - in 1996. Morocco, Tunisia and the United States are the largest exporters of MGA, accounting for 68 percent of trade. India is the major importer, with Brazil a distant second. Importing countries use purchased acid as the feedstock for local DAP production.

Most nitrogen fertilizer production is consumed locally. Only one-quarter of world urea production and 10 percent of ammonia production are traded internationally. Russia, Trinidad, Canada and the Middle East ship 59 percent of the world ammonia trade; the US is the largest importer. Russia, Ukraine, Canada and Saudi Arabia account for 40 percent of urea exports.

                                   [PICTURE]

While China's imports of all three nutrients declined in 1996, it was still the major offshore market. As its economy grows, its people are demanding more food and better quality food.


More than 150 countries use fertilizer to improve crop yields. China was the major offshore importer of all three nutrients in 1996. Though it may buy less of a nutrient in a given year - as with potash, DAP and urea in 1996 - China is expected to remain one of the primary forces behind world demand as it struggles to feed a rising population from a shrinking acreage of arable land. Its needs will affect the fertilizer industry worldwide.

Other developing nations, too, are major users of fertilizer. In all, these nations account for approximately 40 percent of world potash consumption and 60 percent of both phosphate and nitrogen consumption.

This is the growth area for fertilizer, for these countries have rising populations and many have thriving economies. Their demand for food can only be met by improving crop yields through increased use of fertilizer and other modern

                                    [CHART]

Fertilizer consumption varies year by year, for reasons that often have little to do with agriculture, but the long-term trend is rising.


agricultural methods. Their upward trend in fertilizer consumption may be affected temporarily by internal political and economic events, but the trend is clear.

In 1996, world potash demand was down about 3 percent after two years of growth, but it rose in each of the years 1994-1996 by an average of 3.3 percent. After two years of growth, world demand for phosphate for fertilizer was down approximately 2 percent; over the period 1994-1996 it rose by an annual average of 2.5 percent. World nitrogen demand was up in 1996 for the third year, by approximately 1.5 percent. The annual increase 1994-1996 averaged 4.1 percent. Offshore demand for both potash and phosphate for fertilizer fell in 1996, by approximately 4 percent and 2.7 percent respectively. Offshore demand for nitrogen rose about 1.7 percent.

The United States is an important domestic market for North American companies such as PCS. Consumption varies little year to year, though it can be affected by agronomic and economic decisions, as well as weather. Domestic sales of fertilizer products were affected by a cold, wet spring that delayed planting. US potash sales were down an estimated 1 percent and phosphates 2 percent. Nitrogen sales were up an estimated 1 percent.

LEADING POTASH SUPPLIER

In 1996, the Company provided an estimated 15 percent of potash sold worldwide and 27 percent of domestic sales. The 5.733 million tonnes sold is its second highest sales total ever, just 4 percent below the record set in 1995.

The average offshore potash price was up 5.6 percent in 1996 while North American prices declined. The average price for all PCS potash sales to outside customers (excluding sales to another producer) was up 0.6 percent.

After a late spring that affected potash sales, PCS sales jumped in the summer and continued strong through the fall, when farmers bought to replace nutrients and prepare for increased plantings in 1997. World sales of potash to China and India, leading markets among developing nations, were affected by internal subsidy issues there. Both countries carried large potash inventories over from 1995, affecting 1996 purchases. Brazil, another of the major potash consumers among developing nations, began 1996 slowly but bought record volumes as conditions in its market improved.

                                    [CHART]

PCS domestic sales reached record levels in 1996, while offshore sales were down.


DOMESTIC

PCS sold a record 2.710 million tonnes domestically, 14 percent above 1995 levels (including 133,207 tonnes to another producer and 120,944 tonnes to Florida Favorite Fertilizer). Of those volumes, 2.559 million tonnes came from Saskatchewan, 78,596 tonnes from New Brunswick and 72,477 tonnes from Moab. The United States market took 90 percent, with agricultural co-ops and big national firms the largest customers.

After a slow first half, PCS made record potash sales in the summer and fall. Despite increased US plantings, total North American demand for potash

                                   [PICTURE]

Brazil, now the world's fifth largest fertilizer consumer, improves quality and yields of crops like coffee with added nutrients. PCS provided more than 20 percent of its potash imports in 1996.


was down marginally from 1995, to an estimated 9.7 million tonnes KCl.

Domestic potash prices struggled until the third quarter. Increases scheduled for the first quarter were not attained, and customers bought in the summer before the announced fall increase took effect in the third quarter. New prices were announced late in the year for first quarter 1997.

OFFSHORE

In 1996, PCS made more than half of its potash sales offshore, a total of 3.023 million tonnes, down 15 percent from the 1995 record. This decline reflects smaller Canpotex sales of 4.15 million tonnes, compared to 5.16 million tonnes in 1995. The principal reason was lower sales to China.

Due to delays in the reintroduction of subsidies after national elections and resulting confusion in setting retail prices, India's potash purchases fell to an estimated 1.2 million tonnes in 1996, 48 percent less than in 1995. India is not a big market for Canadian potash, but buys significant quantities from Germany.

Brazil was the potash bright spot in 1996, with record imports of 3 million tonnes after a slow start early in the year. This total compares to 2.7 million tonnes in 1994 and 2.5 million in 1995. Brazil bought 521,000 tonnes from Canpotex and continues to be the largest offshore market for PCS New Brunswick, accounting for 57 percent of its total exports of 623,100 tonnes.

Prices were strong in the export market after contract customers agreed in February 1996 to a $5-a-tonne increase for the entire year.


                                    [CHART]

An integrated sales force selling two nutrients contributed to record domestic potash sales in 1996.



INDUSTRIAL

About 4 percent of PCS 1996 sales were industrial. Some went to companies which refine the potash further before reselling it for production of downstream industrial products such as soaps, glass, textiles, dyes, chemicals and drugs. Potash is used directly in the oil and gas industry in drilling muds. The Company markets a potassium-based water softening product, Softouch, and an ice melt product.

PHOSPHATE SALES

In its first full year in the phosphate business, PCS sold one of every 19 tonnes of phosphate fertilizer used around the world, and one of every 6 tonnes applied to North American fields. It supplied almost half of the phosphate feed supplements fed to North American livestock and poultry and increased its sales of industrial products.

FERTILIZER PRODUCTS

PCS achieved strong sales of phosphate fertilizer products in 1996, 3.120 million tonnes. It sold 1.880 million tonnes of solid fertilizers, divided 57 percent-43 percent between offshore and domestic sales, and 1.240 million tonnes of liquid fertilizers, divided 39 percent-61 percent between offshore and domestic. Offshore sales are handled through PhosChem, a phosphate export association.

                                    [CHART]

PCS sells phosphate products to a wide variety of customers, varied both geographically and by end use.



SOLID FERTILIZERS: Following its strategy of producing highest margin products, PCS increased its DAP production in 1996, and sold 1.062 million tonnes offshore, more than half its production. It supplied 26.5 percent of the 4 million tonnes shipped by PhosChem. China was the major offshore purchaser with 70 percent of PhosChem DAP sales; in December, Sinochem signed an unprecedented two-year agreement with PhosChem for monthly DAP shipments that will approximate 1996 levels each year. The price will be the market-related price at time of shipment.

PCS domestic DAP sales totalled 803,403 tonnes in a year when the industry sold 4 percent less DAP in the US. All production of the solid fertilizer GTSP was sold domestically, a total of 14,702 tonnes.

Offshore demand supported higher DAP prices in 1996, and PCS realizations were 5 percent above 1995 levels.

LIQUID FERTILIZERS: Of the 1.240 million tonnes of liquid fertilizers sold in 1996, amber MGA was the major export product, comprising 36 percent of total liquid sales. India, which imports MGA for its domestic DAP production, was an important customer. PCS supplied 88 percent of the 504,400 solution tonnes of MGA shipped by PhosChem in 1996, down from 1995 PhosChem levels. The Company's domestic and offshore sales of green and amber MGA totalled 45 percent of its liquid sales.

Phosphoric acid capacity utilization remained tight worldwide, supporting higher MGA prices. PCS realizations from liquid fertilizer sales were up 11 percent.

PHOSPHATE ROCK

Sales of phosphate rock were down 10 percent to 190,610 tonnes, as the result of a Company decision to retain its rock for its own production rather than sell it to competitors. It was sold to customers in New Zealand, Brazil and Malaysia largely for direct application as fertilizer.

NON-FERTILIZER PRODUCTS

The phosphate feed supplements Monocal, Dical and DFP for livestock and poultry are the main non-fertilizer products, with industrial phosphates as a specialized market area.

FEED SUPPLEMENTS: PCS sold 778,021 tonnes of feed products for poultry, swine and cattle, divided among Monocal (45 percent), Dical (32 percent) and DFP (20 percent). Feedgrade MAP made up the remainder. Almost 90 percent of feed phosphate sales were domestic, but offshore sales have increased substantially. Monocal is the largest export product. Most export sales were to Latin America and Asia.

The US market for phosphate feed supplements fell 5 percent in 1996. It was influenced mostly by producers' increased use of protein alternatives containing phosphorus because of higher corn and soybean prices, and to a small degree by lower cattle numbers. PCS ended the year with a smaller market share, as a new competitor entered the business, but with better realizations after raising prices in both domestic and offshore markets.

INDUSTRIAL PRODUCTS: The Company produces purified, or industrial grade, phosphoric acid in a joint venture with Albright & Wilson Americas. Production is sold domestically, totalling about 31 percent of the market. In 1996, 215,813 tonnes were sold, in two types: food grade, used for cola beverages, preservatives and other food products, and technical grade for a variety of industrial processes and products, including metal finishing, cleaning agents, electronics and detergents. Prices and volumes are relatively constant in this high margin business.

AMMONIA: The PCS ammonia business in 1996 consisted of the purchase, terminalling and sale of anhydrous ammonia. Through an exclusive contract extending to the end of 1997, a company in the Republic of Russia produced most of the ammonia purchased for use at PCS chemical plants and for sale to third-party customers. Third-party sales in 1996 totalled 535,190 tonnes, all domestic, primarily to DAP producers.

MARKET CONDITIONS

While total fertilizer sales fell slightly in 1996, world markets solidified the improvement that began in 1994 and continued in 1995. The industry that will enter the 21st century has benefited from the challenges of the early 1990s, when fertilizer consumption fell sharply. Most of this decline occurred in the Former Soviet Union (FSU) and Eastern Europe after Communism collapsed. Reforms to European Union agricultural policy affected consumption there, and removal of fertilizer purchase subsidies cut consumption in many developing nations, notably China and India.

                                   [PICTURE]

PCS is a world leader in phosphate feed supplements for livestock and poultry, with solid North American sales and growing offshore sales.



During this unusual demand-induced freefall, the fertilizer industry was restructured, rationalized and consolidated. The number of producers in each branch has decreased, while many mining, oil and chemical companies have left the business. The result is primarily free-standing, publicly-traded companies that emphasize the bottom line and are concerned with profits. PCS was a leader in this consolidation.

                                    [CHART]

PCS has consolidated in all three nutrients and is a leading low-cost producer in each.


Supply has also contracted. Much inefficient potash production has been shut down. East and West German potash mines were consolidated into one company with half the previous capacity. FSU potash producers have shut in much potash capacity or shifted it to salt production. Some phosphoric acid plants in Europe have been closed, and some FSU capacity has been shut in. In the US, many small acid plants that operated two decades ago have been closed. Little major new capacity is planned, and some potash and phosphate reserves will soon be depleted. New phosphate reserves will be difficult and costly to develop. Companies without the kind of reserves PCS has will be forced to operate from a higher-cost base.

INDICATORS TO WATCH:
     * Fertilizer trade in China, India and Brazil
     * Subsidies in developing nations
     * Return of consumption in the FSU
     * Further industry consolidation

Signs of recovering consumption can be seen in Eastern Europe, and Western European consumption has stabilized. North America remains a large and mature market. However, demand from developing nations leads market growth - and will do so far into the future.

World population rises by 90 million a year, mostly in developing nations. Their young populations want better and more varied diets, and thanks to burgeoning economies, they have the money to pay for those diets. They want meat, and meat production is grain-intensive. Feed-grain consumption grew 16 percent in developing nations in 1995/1996, four times the growth in consumption of grain for human food. This will drive growth in demand for animal feed supplements.

                                    [CHART]

Meat production is grain-intensive. Asia's meat consumption has jumped about 60 percent in the 1990s.


Good harvests in many parts of the world in 1996 improved the world grain stocks position slightly, but most of the increased production was taken up by increased demand. Grain stocks remain at historically low levels.

OUTLOOK FOR PCS PRODUCTS IN 1997 AND BEYOND

The Company foresees higher world demand for potash, phosphate and nitrogen fertilizer in 1997. This should translate into increased sales to PCS customers for the three primary nutrients. The Company also foresees higher sales of feed supplements in 1997, both domestically and offshore.

Grain production must rise significantly to improve low world grain inventories while meeting immediate and growing food demand. China, Asia's powerhouse, is expected to return to the potash market and continue its phosphate imports. India is expected to buy more potash while its phosphate demand should increase over 1996 levels. Brazil, the largest economy of South America, should continue to increase its agricultural production through wise use of fertilizer. Other developing nations are expected to follow their example.

North America and Western Europe are expected to require more fertilizer for the land they are putting back into cultivation in response to world demand for grain. This should help support fertilizer prices.

The longer term looks equally promising. While the Company believes China, India and Brazil will continue to be leaders in fertilizer consumption among the developing nations, markets are also growing in other countries in Asia and Latin America. All these countries need to use more fertilizer if they are to adequately feed their populations, and need to balance their fertilizer use with improved nitrogen/phosphate/potash ratios. To meet the new demand for meat, they will increase both local production and imports, so the market for feed supplements is expected to grow there as well as in North America.

Seldom does fertilizer consumption rise in a smooth, steady upward sweep. It is influenced by economic and political situations in each nation, often little related to agriculture. But over the long term the trend line rises.

                                   [PICTURE]

Developing nations determined to feed their rising populations are giving fertilizer more priority in their economic planning, which will benefit integrated fertilizer companies like PCS with its wide range of products.

                                   [PICTURE]




PCS White Springs received an award as a Certified Wildlife Habitat Enhancement Council site in 1996 for successful reclamation projects such as the one shown here.

PCS STEWARDSHIP

Fulfilling its Responsibilities

SHARING WITH THE COMMUNITY

Each year, PCS responds to many requests to support causes in the communities in which it operates. As well, individual operations support their immediate communities with donations to and participation in local causes, from museums to ball teams.

Through its long-standing Matching Gift Program, the Company matches employees' personal donations to their favorite eligible charities.

Employees in the Corporate office and at Allan, Cory and Patience Lake divisions increased their contributions to the Saskatoon United Way by 28 percent in 1996. Employees received their fourth straight Campaign Chair Award and, for the fifth year, the Company won the Gold Corporate Award. Employees at PCS White Springs contributed 102 percent of their goal to the local United Way. Matched by the Company, that contribution made up one-third of the total funds raised.

PCS is in the second year of its $5-million contribution to the University of Saskatchewan First & Best National Campaign. In 1996, it donated the first instalment of a five-year commitment to the North Carolina Museum of Natural Sciences being built in Raleigh, and contributed to Future Farmers of America. PCS Phosphate continued to participate with Aurora, North Carolina in operating the Aurora Fossil Museum, and welcomed fossil hunters to hunt in a deep pit at the mine on Saturdays for six months of the year.

The Company provided financial assistance and two kayaks to Saskatoon athlete Corrina Kennedy, a world-class kayaker. PCS Phosphate contributed to the North Carolina Nature Conservancy, North Carolina Ducks Unlimited and the Raleigh Housing Authority Scholarship Fund for children from economically deprived backgrounds living in social housing.

Employees at PCS Moab continued their twice-yearly task of cleaning up a busy three-mile stretch of the Utah highway leading to the plant and nearby campgrounds. Kinston feed phosphate plant employees contributed goods and the plant provided temporary space to the Raleigh Girl Scouts who collected dishes, toys, clothes and other goods for victims of the flooding Neuse River.

PCS AND ITS PEOPLE

The PCS workforce grew by 28 percent when the Company acquired Arcadian Corporation. Now, 66 percent of PCS employees work in the United States, 28 percent in Canada and 6 percent in Trinidad.

The Company introduced a new Service Award Program in 1996 to recognize and reward the long-term commitment of its employees. The program offers a choice of gifts to employees at five years and every five years thereafter. During the year, 755 awards were presented. Through the new PCS Scholarship Program, 10 Chairman's Awards and 23 Divisional Awards were presented to sons and daughters of employees for post-secondary study.

                                   [PICTURE]


Corrina Kennedy paddles on the South Saskatchewan River at Saskatoon. She and her partner won the pairs 500-metre race at the world championships in a kayak provided by PCS, and then competed at the 1996 Olympics.

CORPORATE GOVERNANCE

PCS, as a Canadian-based corporation listed on both the Toronto and Montreal stock exchanges, complies with the requirements of those exchanges regarding corporate governance practices.

The Board of Directors has 15 members, 13 of whom are outside directors. No significant shareholders are represented on the Board.

There are four committees of the Board, each of which plays a significant role in the discharge of Board duties and obligations. Each committee (audit, compensation, environmental affairs and executive) is composed entirely of outside directors except the executive committee which is chaired by the Chief Executive Officer. Each committee is empowered to retain outside advisors. Individual directors may engage outside advisors at the Company's expense upon authorization of the executive committee.

The executive committee acts as the nominating committee of the Board. It considers prospective nominees and, when it has reached consensus, Board approval of the proposed nominee is sought.

A description of the mandate of the Board and of the Board's expectations of management, as well as additional disclosure regarding corporate governance matters, can be found in the Company's current proxy circular.

PROTECTING THE ENVIRONMENT

Environmental controls in the form of permits and other applicable Canadian and American federal, provincial, state and local laws and regulations govern air emissions, waste water discharges and solid and hazardous waste management at the potash and phosphate operations of PCS.

The Company takes those responsibilities seriously, and adheres to a corporate environmental policy that requires it to manage its operations responsibly to safeguard the natural resources related to or affected by its activities. Each production unit is required to work diligently to minimize potential risks to the environment and to comply with environmental legislation. Both capital and operating funds are allotted.

                                   [PICTURE]

The emission control systems shown here increase environmental protection at PCS mines.


POTASH AND ITS ENVIRONMENT

PCS potash operations constantly improve their facilities for controlling pollution, managing wastes and maintaining air quality. PCS Allan was recognized by the Canadian government for its leadership in reducing greenhouse emissions, as part of Canada's Climate Change Voluntary Challenge and Registry. All PCS Canadian divisions are enrolled in the program.

Environmental audits were carried out by the Manager, Environmental Affairs at all of the Company's potash operations in 1996, and at Florida Favorite Fertilizer plants. No significant cases of non-compliance were discovered. The Board's environmental affairs committee reviewed the audit reports.

In Saskatchewan, PCS continued with research projects to evaluate waste management methods.

In 1996, the Saskatchewan Department of Environment and Resource Management enacted revised Mineral Industry Environmental Protection regulations on mine decommissioning and financial security requirements. As required, the Company will file with the department by March 31, 1997 a decommissioning and reclamation plan for each Saskatchewan mine. Extensive work was carried out in 1996 to complete individual site characterizations to help in development of the plans.

The plans, which will include a proposal for financial assurances, must be approved by the department. The financial assurance must be in place by March 31, 1999 or one year after approval of the plans, whichever is later.

PHOSPHATE AND ITS ENVIRONMENT

Independent consulting firms retained by legal counsel conducted environmental audits at all PCS phosphate facilities in 1996, and no significant cases of non-compliance were discovered. The auditors at Aurora indicated that the compliance manuals and environmental action computer system were as good as they had seen. The reports were reviewed by the Board's environmental affairs committee.

Environmental operating expenditures at Aurora and White Springs included spending for their environmental departments and pollution control equipment. Major capital items were improvements to pond water and spill prevention systems.

White Springs received the Environmental Excellence Award presented annually to an industrial facility by the Florida Department of Environmental Protection. The criteria are innovative environmental control and pollution prevention measures, compliance with environmental regulations and overall environmental performance. The total quantities of phosphorus and nitrogen compounds discharged into the water leaving the White Springs site were reduced 8 percent in 1996, on top of a 65-percent reduction between 1989-90 and 1995.

Environmental projects at the Company's feed plants included the installation of two new phosphoric acid tanks in a lined containment area at Weeping Water, and completion of the tail gas scrubbers at the White Springs DFP plant.

LAND RECLAMATION

Continuing its industry leadership in reclaiming the lands it has mined, PCS spent approximately $4.4 million in this area in 1996. Aurora continues to reclaim land at the rate of new mining. Tree planting was completed at its Charles Tract's clay ponds in February. Initial work was begun or work continued in four other areas. Construction begins in 1997 on restoring the headwaters of Whitehurst Creek, according to the plan approved by North Carolina's permitting agency.

White Springs' Conceptual Reclamation Plan, which gives life-of-mine certainty for reclamation requirements, was approved by the State of Florida and Hamilton County in 1996. Those were the first two of four steps required to implement a first-of-its-kind agreement with the state for revised on-site reclamation standards in return for payments (related to the rate of mining) for off-site purchase of environmentally sensitive lands. The final steps, a revised US Army Corps of Engineers wetlands mining permit and an agreement with the state and The Nature Conservancy for land purchase, should be completed in 1997.

One land and lake reclamation project has been completed under the new standards. Kingfishers, which normally nest in riverbank cliffs, have created nests in the area.

White Springs participates in the Florida Phosphate Council Guiding Principles program, making a commitment to employees, the community and the environment.

Because a significant portion of Aurora's phosphate reserves is located in wetlands, the Army Corps of Engineers must approve any mining activity that will disturb the wetlands. The long permitting process is close to completion. The public comment period for the plan chosen by the Company in November, in response to earlier comments on an alternative plan, ended in January. The new permits, when they are issued, will allow 20 years of mining.

                                   [PICTURE]




PCS reached an agreement in 1996 to purchase a nitrogen company which emphasizes upgraded products in its agricultural, industrial and international sales.

PCS NITROGEN

A Wealth of Value-Added Products

PCS took its first steps into the nitrogen business when it announced on September 2, 1996 that it had reached a definitive agreement to purchase Arcadian Corporation of Memphis, Tennessee, the largest nitrogen producer in the western hemisphere. It produces both nitrogen fertilizers and chemicals. Arcadian's shareholders voted on the deal on March 4, 1997. The acquisition became final on March 6, 1997, and Arcadian has now become PCS Nitrogen. PCS is now the world's largest company producing all three primary nutrients.

Arcadian Corporation
1996 Financial Highlights*

                         ($ millions)
Net Sales                    $1,314
Cost of Sales                $  966
Gross Profit                 $  348
Operating Income             $  291
Net Income                   $  161
Cash Flow from Operations    $  361
Current Assets               $  585
Long-Term Debt               $  510
Working Capital              $  397

* as reported by Arcadian Corporation, January 23, 1997

INTRODUCTION TO NITROGEN

Ammonia production is the first stage in the process of manufacturing nitrogen fertilizers and chemicals. Annual world ammonia capacity is 144 million tonnes, with more producers than in potash and phosphate. Production totalled about 124 million tonnes in 1996.

Because of the widespread world production, nitrogen is a very regional business, with less trade across borders than potash and phosphate. China, the United States, India and Russia are the world's largest nitrogen producers, with China, the US and India the largest consumers.

                            PCS NITROGEN PROPERTIES
                                     [MAP]

The United States is the world's largest importer of ammonia, with Trinidad, Canada and Russia its primary suppliers. More than 40 percent of US imports from Trinidad in 1996 were supplied by Arcadian.

From Ammonia to Value-Added Products

Natural gas is reformed with steam to produce hydrogen which is mixed with air at high temperature and pressure over a catalyst bed to produce ammonia. The most concentrated form of nitrogen fertilizer, ammonia (NH3, 82 percent nitrogen) is also the building block for all value-added nitrogen products.

Approximately two-thirds of PCS ammonia production is consumed in these upgraded products, and the remaining one-third is sold as ammonia. About 80 percent of the Company's production in the US is upgraded. Production in Trinidad, where margins are protected by a unique natural gas contract, is divided approximately 70 percent-30 percent between ammonia and urea.

PCS is the largest producer by capacity in the western hemisphere of the increasingly popular nitrogen solutions (28-32 percent nitrogen), which are produced by combining the liquid forms of urea and ammonium nitrate. They are easy to store, handle and apply. PCS has the trademarked nitrogen solutions URAN, GOLDEN URAN, SURAN and S-25.

                                    [CHART]

Urea (46 percent nitrogen) and ammonium nitrate (34 percent nitrogen) are the solid fertilizers produced. Nitric acid is a feedstock for production of ammonium nitrate.

Nitrogen chemicals are produced for a variety of industrial customers; they may be used as raw materials for intermediates in the manufacture of many industrial products. Nitric acid is produced in varying strengths for industrial customers. Ammonia and nitric acid are used in the production of synthetic fibers for sweaters, plastics for house and car, refrigerant in automobile air conditioners and pigment in automobile paint. Ammonium nitrate is required in explosives for mining and quarrying. Urea is used in plastics, pharmaceuticals and dyes, and in resins and adhesives for the building industry.

Of the ammonia produced and sold as ammonia by Arcadian in 1996, just over half went to phosphate companies to make the solid fertilizer DAP. About 30 percent went to industrial accounts, and the remainder to agricultural accounts and international sales. PCS can use about one-third of this ammonia in its own phosphate plants.

                                    [CHART]

Worldwide, about 85 percent of ammonia is used to produce a range of fertilizers. US producers allot more to industrial products and to DAP production.

Phosphate production facilities at the Geismar, Louisiana plant have 202,000 P2O5 tonnes of annual phosphoric acid capacity, and produce superphosphoric acid and phosphate solutions.

PCS Nitrogen is a low-cost producer among world producers. It has a natural gas purchasing strategy by which one-third of its production uses natural gas that is fixed-priced and one-third, market-priced. The remaining one-third benefits from natural gas supplies in Trinidad that are indexed to ammonia prices in the Caribbean. When its fourth Trinidad plant is complete, 45 percent of its ammonia will be produced under such an arrangement.

Like PCS Phosphate, PCS Nitrogen has the flexibility to switch its basic ammonia production to the nitrogen products with the best economics.

1996 NITROGEN PRODUCTION

In the year before its acquisition by PCS and transformation into PCS Nitrogen, Arcadian Corporation produced 3.3 million tonnes of ammonia, two-thirds from seven plants in the United States and one-third in Trinidad. That represented 12 percent of western hemisphere production.

                                    [CHART]

This breadth of product mix, emphasizing value-added products, will give PCS Nitrogen the flexibility to respond to market demand, increasing profitability.

On December 31, 1996, Aracadian had 1,271 employees, plus approximately 400 contract workers. Collective bargaining units operate at four plants. The collective agreement with the

1996 Production*
(Thousand Tonnes)


                                Ammonia(1)               Nitric Acid(1)                 Urea
                        Capacity     Production     Capacity     Production     Capacity     Production

Augusta, GA               622           519           474           466           274           285
Clinton, IA               238           197           126           132             -             -
Geismar, LA(2)            476           464           560           452             -             -
LaPlatte, NE              182           190           178           153             -             -
Lima, OH                  525           495            97            99           329           286
Memphis, TN               357           335             -             -           399           383
Wilmington, NC              -             -           161           137             -             -
Trinidad                 1192          1067             -             -           586           563
                         ----          ----          ----          ----          ----          ----
Total                    3592          3267          1596          1439          1588          1517


                            Ammonium Nitrate           Nitrogen Solutions
                        Capacity     Production     Capacity     Production

Augusta, GA               397           392           581           381
Clinton, IA                79            74           163           123
Geismar, LA(2)              -             -          1028           950
LaPlatte, NE                -             -           436           414
Lima, OH                    -             -           163           180
Memphis, TN                 -             -             -             -
Wilmington, NC              -             -           408           198
Trinidad                    -             -             -             -
                         ----          ----          ----          ----
Total                     476           466          2779          2246


*  Information supplied by Arcadian Corporation.

(1) A substantial portion of ammonia and nitric acid is upgraded to value-added products.

(2) The phosphate production facilities at Geismar produced 205,680 P2O5 tonnes of phosphoric acid in 1996.

Omaha Metal Trades Council in LaPlatte expires on January 1, 1998. New contracts were negotiated with the Oil, Chemical and Atomic Workers International Union at Lima, expiring February 16, 1999, and the International Chemical Workers Union at Clinton, expiring July 31, 1999. A new contract negotiated with the American Federation of Grain Millers at Memphis will expire September 17, 2000.

DIVERSIFIED NITROGEN SALES

In 1996, Arcadian's sales revenue was $1.3 billion, approximately 60 percent from agricultural and 40 percent from industrial.

Key nitrogen product sales were: ammonia (1.807 million tonnes), urea (1.653 million tonnes), ammonium nitrate (464,550 tonnes), nitric acid (214,092 tonnes, on a 100-percent nitric acid basis) and nitrogen solutions (2.565 million tonnes).

                                    [CHART]

The US nitrogen production was consumed in the US. About 89 percent of ammonia from Trinidad went to the US market, mostly to DAP producers.

The nitrogen fertilizer market in the US was tight and production operated at more than rated capacity.

Sales of phosphate products totalled 439,761 tonnes, with phosphate solutions the major product, totalling 224,126 tonnes. Phosphoric acid from the Geismar plant is sold under contract to Rhone-Poulenc Basic Chemicals Company as a feedstock for its food-grade acid purification plant located adjacent to the Geismar plant. Sales under this agreement represent approximately 40 percent of the P2O5 acid production at Geismar.

The facilities at Point Lisas, Trinidad are convenient for sales to Latin America, Europe and Africa, as well as the US. Forty percent of urea sales and 89 percent of ammonia sales went to the US.

Arcadian sold 43 percent of its US nitrogen production to industrial customers, a greater share than its competitors. Industrial customers used ammonia, urea, ammonium nitrate, nitric acid and phosphates for a wide variety of intermediate products for the home, automobile and fiber industries. Prices and volumes are relatively constant in this high-margin business which operates consistently throughout the year.

ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results for 1995 do not include (1) the results of White Springs prior to October 31, 1995, the date of acquisition, and (2) the results of PCS Phosphate (formerly Texasgulf Inc.) prior to April 10, 1995, the date of acquisition.

Net sales and gross margins reported in 1995 have been restated to remove the net sales of Florida Favorite Fertilizer and their corresponding cost of sales and report them as Other Income. This reclassification will also affect comparable 1994 results.

On March 6, 1997 the Company completed its acquisition of Arcadian Corporation through the merger of Arcadian into a wholly-owned subsidiary of PCS, PCS Nitrogen, Inc. Under the merger, shareholders of Arcadian received $12.25 in cash and 0.17713 of a common share of PCS for each outstanding share of common stock of Arcadian. Each outstanding share of Arcadian preferred stock was converted into 0.948 of a share of Arcadian common stock immediately prior to the effective time of the merger. The Company utilized a $1.45 billion credit facility to finance part of this acquisition. The term of this credit facility is renewable every 364 days with the unanimous consent of the lenders. Failing that consent, the credit facility will revert to a five year term loan. No principal payments are required as long as the credit facility continues to be renewed. Arcadian paid for the redemption of certain mortgage notes with funds obtained from existing cash and short-term investments. The Company paid the costs of the Arcadian senior notes tender offer from existing cash and short-term investments and from borrowings under the credit facility and a short-term loan to be provided by a bank.

The Company has entered into an agreement to purchase, for 250 million Deutschmarks, a 51 percent interest in the German publicly traded company, Kali und Salz AG (K&S AG). The holdings of K&S AG include a 51 percent interest in Kali und Salz GmbH which is the owner and operator of Germany's potash mines and a 50 percent interest in Potash Company of Canada Limited (Potacan). The remaining 49 percent interest in Kali und Salz GmbH is held by BMGB, an agency of the German government. Potacan is a joint

                                   [PICTURE]

Expenditures relating to environmental reclamation are part of the normal course of business at the Company's phosphate operations.

venture between K&S AG and Entreprise Miniere et Chimique of Paris, France. Potacan, through a subsidiary, owns and operates a potash mine near Sussex, New Brunswick. The closing of the transaction is awaiting approval by the German Minister of Economics. The Company recently received an order from the German Federal Cartel Office prohibiting the proposed transaction. German law provides a right to appeal the order both to the Minister of Economics and to the courts.

1996 VERSUS 1995

Net sales and net income for 1996 improved 64 percent and 31 percent, respectively. Net income for 1996 was $209.0 million (1995 - $159.5 million) on net sales of $1,403.9 million (1995 - $856.1 million), or $4.59 per share (1995
- $3.68 per share). For 1996, gross margin and operating income were $393.4 million and $299.5 million, respectively, compared to a gross margin of $312.6 million and an operating income of $224.2 million for 1995 (increases of 26 percent and 34 percent respectively).

The $547.8 million increase in net sales is comprised as follows:


                                    ($ millions)
Potash                                 $(17.8)
Phosphates
Phosphate Rock                            1.1
Phosphate Fertilizer                    361.5
Non-fertilizer Products                 117.2
Ammonia                                  85.8
Total Increase in Net Sales Revenue    $547.8

For 1996, North American and offshore net sales revenues were $847.8 million (1995 - $438.1 million) and $556.1 million (1995 - $418.0 million), respectively. North American net sales revenue represented 60 percent (1995 - 51 percent) of total net sales revenue, and offshore sales represented 40 percent of net sales revenue (1995 - 49 percent).

Potash, phosphate and ammonia revenues for 1996 were $403.2 million (1995 - $421.0 million), $892.0 million (1995 - $412.1 million), and $108.7 million
(1995 - $23.0 million), respectively, a decrease of $17.8 million in potash revenue, a $479.8 million increase in phosphate revenue and a $85.7 million increase in ammonia revenue compared to the previous year.

                                    [CHART]

In its first full year of phosphate operations, PCS earnings were well-balanced between its two nutrients.

Gross margins for 1996 increased $80.8 million or 26 percent over 1995. Gross margin for potash was $200.1 million, a decrease of $23.1 million compared to 1995. Gross margins for phosphate fertilizer, feed, industrial and ammonia products were $118.9 million (1995 - $50.5 million), $46.0 million (1995 - $22.9 million), $26.3 million (1995 - $13.6 million) and $2.1 million (1995 -
$2.3 million), respectively. Domestic fertilizer sales were strong in both potash and phosphate nutrients as customers purchased during the summer fill program in anticipation of a good fall application period.

The increase in net income of $49.5 million for 1996 is largely attributable to an additional $565.6 million in revenue from the phosphate and ammonia acquisitions, and a 7 percent decrease in Saskatchewan provincial mining and other taxes. This was offset by a decrease in potash revenues of $17.8 million, an increase in interest expense of $4.9 million relating to a full year's interest cost on debt financing of $878.8 million incurred to purchase PCS Phosphate and White Springs, a $467.0 million increase in cost of sales, a $20.7 million increase in income taxes, and an increase in selling and administrative expenses of $6.5 million.

Although the Company had increased earnings in 1996 compared to 1995, market conditions in North America did not live up to expectations for the fertilizer industry in general. A cold and wet spring put a damper on the domestic market, resulting in a delayed seeding and harvest season. However, sales rebounded in the summer and continued high through the fall, when farmers purchased product to replace the nutrients depleted by higher yielding crops. In the export market, large purchases at the end of 1995 and subsidy issues resulted in lower sales volumes of potash and DAP to China and India during 1996 compared to 1995. Both countries carried large potash inventories over from 1995, affecting 1996 purchases. Shipments to Brazil, the third major potash customer among developing nations, began 1996 slowly but it bought record volumes after resolving some of its finance and economic issues.

POTASH REVENUE

Potash net sales revenue for 1996 decreased by $17.8 million or 4 percent as compared to 1995 (1996 - $403.2 million; 1995 - $421.0 million). The Company sold 5.612 million tonnes of potash in 1996, compared to 5.848 million tonnes sold in 1995, a decrease of 0.236 million tonnes or 4 percent. Potash prices were up 0.6 percent (excluding sales to another producer).

In 1996, North American and offshore potash sales volumes increased 14 percent and decreased 15 percent, respectively, compared to 1995. Part of this increase (6.5 percent) was due to a full year of sales of production from Moab, Utah as well as sales to a competitor during its strike. Scheduled price increases for the first quarter of 1996 were not attained and domestic customers bought mainly during the summer prior to announced price increases. Exclusive of sales to another producer, prices received from domestic customers were down 5 percent. Potash prices increased 6 percent in the offshore market. Offshore New Brunswick price realizations in 1996 were flat in comparison to 1995.

North American net sales revenue from potash operations represented 39 percent of the potash sales revenue of the Company during 1996 (1995 - 35 percent). The increase in North American potash sales volumes and the decrease in North American prices resulted in a $11.5 million increase in North American potash net sales revenue over 1995. North American potash sales volumes for 1996 increased 0.316 million tonnes (1996 - 2.589 million tonnes; 1995 - 2.273 million tonnes) compared to 1995. Of the 2.589 million tonnes for 1996 (1995 -
2.273 million tonnes), 2.438 million tonnes (1995 - 2.137 million tonnes) came from Saskatchewan, 0.079 million tonnes (1995 - 0.078 million tonnes) from New Brunswick and 0.072 million tonnes (1995 - 0.058 million tonnes) from Utah. Sales volumes to another producer were 0.133 million tonnes.

                                    [CHART]

A greater percentage of PCS potash volumes was sold offshore where prices were higher.

In 1996, offshore net sales revenue from potash operations represented 61 percent of potash net sales revenue of the Company (1995 - 65 percent). The decrease in offshore sales volumes and the 6 percent increase in overall offshore selling price resulted in a $29.3 million decrease in offshore potash net sales revenue compared to 1995. In the offshore market, the Company sold
3.023 million potash tonnes during 1996 (1995 - 3.574 million tonnes), a decrease of 15 percent. The principal reason for the decrease was lower sales to China through Canpotex. Of the 3.023 million tonnes, 2.400 million tonnes were sold through Canpotex and the remaining 0.623 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets, such as Brazil, by PCS Sales.

PHOSPHATE REVENUE

Phosphate net sales revenue for 1996 was $892.0 million. The sources of this revenue were as follows: phosphate fertilizer, $619.1 million (69 percent); non-fertilizer products (animal feed and industrial products), $266.8 million (30 percent); and phosphate rock, $6.1 million (1 percent).

During 1996, the Company sold 3.120 million tonnes of phosphate fertilizer (1.569 million tonnes in North America; 1.551 million tonnes in the offshore market); 0.994 million tonnes of non-fertilizer products (0.911 million tonnes in North America; 0.083 million tonnes in the offshore market); and 0.191 million tonnes of phosphate rock (0.004 million tonnes in North America and the remaining 0.187 million tonnes in the offshore market). For 1995, the Company sold 1.399 million tonnes of phosphate fertilizer (0.630 million tonnes in North America; 0.769 million tonnes in the offshore market); 0.596 million tonnes of non-fertilizer products (0.542 million tonnes in North America; 0.054 million tonnes in the offshore market); and 0.211 million tonnes of phosphate rock (0.027 million tonnes in North America and the remaining 0.184 million tonnes in the offshore market).

For 1996, North American phosphate net sales revenue accounted for $581.4 million (65 percent) of total phosphate net sales revenue of $892.0 million. In 1996, 57 percent of the Company's North American phosphate net sales revenue was earned from phosphate fertilizer products which represented 63 percent of its North American phosphate sales volumes. Offshore sales accounted for 35 percent of total phosphate net sales revenue for 1996 and 42 percent of volumes. In 1996, 92 percent of the Company's offshore phosphate net sales revenue was earned from phosphate fertilizer products which represented 85 percent of its offshore phosphate sales volumes.

For 1996, net sales revenue from liquid and solid fertilizers was $619.0 million (1995 - $257.5 million) with sales volumes of 3.120 million tonnes (1995 - 1.399 million tonnes). Solid phosphate fertilizer (substantially all DAP) accounted for 61 percent or $379.3 million of the total. Offshore net sales revenue from DAP accounted for 56 percent of solid fertilizer net sales revenue while North American net sales revenue from liquid fertilizer accounted for 69 percent of liquid fertilizer net sales revenue. The average net sales prices for liquid and solid fertilizer improved by 11 percent and 5 percent, respectively. Export liquid and solid fertilizer sales prices improved by 7 percent and 8 percent, respectively, compared to the same period a year ago. North American liquid and solid fertilizer sales prices improved 5 percent and 2 percent, respectively, compared to 1995.

                                    [CHART]

Offshore customers represented 42 percent of sales volumes and 35 percent of revenue as a greater percentage of lower-priced products was sold overseas.

Net sales revenue from animal feed and industrial products during 1996 was $266.8 million (1995 - $149.6 million) with sales volumes of 0.994 million tonnes (1995 - 0.596 million tonnes). For 1996, feed sales tonnage was 0.778 million tonnes (1995 - 0.428 million tonnes) with 11 percent sold to offshore markets such as South and Central America and Asia, while the remaining 0.216 million tonnes (1995 - 0.168 million tonnes) were industrial products sold to North American customers. Feed product prices for 1996 improved by 8 percent over 1995. North American industrial selling prices increased by 14 percent compared to 1995.

AMMONIA REVENUE

Ammonia sales for 1996 contributed $108.7 million (1995 - $23.0 million) to net sales revenue with sales volumes of 0.535 million tonnes, (1995 - 0.115 million tonnes). Ammonia sales are comprised of the resale of purchased product.

COST OF GOODS SOLD

For 1996, the Company produced 5.782 million potassium chloride (KCl) tonnes, compared to 6.071 million tonnes in 1995, a decrease of 0.289 million tonnes (5 percent) compared to 1995. It produced 2.096 million phosphoric acid (P2O5) tonnes from its phosphate operations, compared to 1.008 million tonnes in 1995.

Potash unit cost of sales increased by 7 percent compared to 1995 due in part to a greater proportion of higher cost New Brunswick product in the mix and a slight increase in the number of shutdown weeks (the number of mineweeks of shutdown is at the discretion of management). Regarding phosphate, lower sulphur and ammonia costs were offset by a full year of higher cost White Springs products.

Depreciation expense for 1996 was $90.1 million compared to $71.0 million in 1995, an increase of $19.1 million or 27 percent. The increase is the result of $22.8 million additional depreciation from the acquired phosphate operations. Depreciation expense for the potash operations decreased by $3.6 million as a result of reduced production.

SELLING AND ADMINISTRATIVE

During 1996, selling and administrative expenses were $59.0 million compared to $52.6 million in 1995. The $6.4 million increase is attributable to the acquisitions of PCS Phosphate and White Springs and to general increases in travel, supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

Saskatchewan's potash production tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial crown royalty, which is accounted for under cost of goods sold.

Increased profitability at certain of the mines increased the rate of taxes paid to the Saskatchewan government but total taxes were reduced by lower prices and potash sales volumes from Saskatchewan. For 1996, Saskatchewan provincial mining and other taxes were $40.2 million compared to $43.4 million in 1995, a decrease of 7 percent. Potash production tax for 1996 was $27.5 million compared to $29.7 million in 1995, a decrease of 7 percent. Saskatchewan capital tax was $12.7 million in 1996 compared to $13.6 million in 1995, a decrease of 7 percent.

INTEREST EXPENSE

For 1996, interest expense was $46.8 million compared to $41.8 million in 1995. The 1996 amount includes the interest incurred for the full year in respect of the acquisitions made in 1995 while the 1995 amount includes interest expense only after each of the respective acquisitions in April and October.

INCOME TAXES

Income taxes in 1996 were $43.7 million, compared to $22.9 million in 1995, an increase of $20.8 million. The increase is largely attributable to US withholding taxes and deferred income tax, relating to the Company's acquired phosphate operations which operated the full year under PCS ownership.

PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, earned depletion allowance, and resource allowance, such taxes have not yet been payable by the Company. However, it is subject to the Large Corporations Tax. At December 31, 1996, the Canadian tax pools plus the non-capital losses carried forward exceed the book value of depreciable assets. PCS will begin to book a deferred tax provision at the effective rate of 35 percent once the tax pools plus the non-capital losses carried forward are less than the book value of the assets. This rate assumes that primarily all Canadian profits for income tax purposes are resource profits eligible for the resource allowance and that an earned depletion claim of 25 percent on resource profits is available to the Company. Assuming the status quo, the Company is likely to begin to record a Canadian deferred income tax provision in 1997 and is unlikely to pay regular Canadian income taxes before the next decade.

The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the alternative minimum tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. For 1996, the tax rate was approximately 23.6 percent, of which 13.8 percent represented deferred income taxes, and 9.8 percent represented cash taxes.

1995 VERSUS 1994

OVERALL REVENUE

Net sales revenue for 1995 was $856.1 million, an increase of $493.0 million or 136 percent over 1994. Potash, phosphate, and ammonia revenues for 1995 were $421.0 million, $412.1 million, and $23.0 million, respectively.

POTASH REVENUE

Potash net sales revenue for 1995 increased by $57.9 million (1995 - $421.0 million; 1994 - $363.1 million) or 16 percent as compared to 1994. The Company sold 5.848 million tonnes of potash in 1995, compared to 5.569 million tonnes in 1994, an increase of 0.279 million tonnes or 5 percent.

North American and offshore potash sales volumes rose 6 percent and 4 percent, respectively. Potash selling prices in the North American and offshore markets increased by 7 percent and 13 percent, respectively. The overall increase in potash volumes of 5 percent resulted in a $12.2 million increase in potash sales revenue, while a 10 percent increase in overall potash prices resulted in a $45.7 million improvement in potash sales revenue.

An improvement of 6 percent in North American potash sales volumes and a 7 percent increase in overall domestic selling price resulted in a $17.0 million increase in North American revenue. Potash sales volumes increased 0.132 million tonnes (1995 - 2.273 million tonnes; 1994 - 2.141 million tonnes). In 1995, North American sales revenue from potash operations represented 35 percent of the net potash sales of the Company.

The modest increase in North American sales volumes can be attributed to a strong spring pre-season and a favorable fall season. A strong pre-season fill in the spring was offset as wet weather shortened the season. The fall season benefited from optimism in the farm community with respect to the prospects for 1996.

In the offshore market, the Company sold 3.575 million tonnes (1994 - 3.427 million tonnes), an improvement of 4 percent. Of the total, 3.029 million tonnes were sold through Canpotex and the remaining 0.546 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets, such as Brazil and Europe, by PCS Sales. In 1995, offshore sales revenue from potash operations represented 65 percent of the net potash sales of the Company.

Offshore tonnage and prices were up over the previous year primarily because sales to China reached record levels. However, the PCS share of supply to Canpotex fell to 59 percent in 1995 from 61 percent in 1994 because its special entitlement under the 1990 Saskterra purchase agreement expired July 1, 1995. In subsequent years, the PCS share will be based on its share of Saskatchewan capacity, currently 57.5 percent.

                                    [CHART]

PCS is the largest supplier to Canpotex, providing 57.5 percent of sales volumes.

Canpotex sales of 5.16 million tonnes established a new record in 1995 with
1.991 million tonnes sold to China. Net selling prices were up 11 percent in 1995 over 1994 through Canpotex, with a 7 percent increase in tonnage. On the other hand, New Brunswick offshore prices were up 24 percent but tonnage was down 10 percent with the decrease experienced mostly in Europe. The overall result for 1995 was a 19 percent increase in revenue earned from Canpotex and an 11 percent increase in revenue earned from PCS New Brunswick.

PHOSPHATE REVENUE

Phosphate net sales revenue for the period April 10 to December 31 was $412.1 million. The distribution of this revenue was as follows: phosphate fertilizer, $257.5 million (62 percent); non-fertilizer products (animal feed and industrial products), $149.6 million (36 percent); and phosphate rock, $5.0 million (2 percent).

Net sales revenue from liquid and solid fertilizers was $257.5 million with sales volumes of 1.399 million tonnes. Solid phosphate fertilizer (substantially all DAP) accounted for 59 percent or $151.2 million of the total. Offshore sales of DAP accounted for 54 percent of the solid fertilizer net sales revenue while liquid fertilizers had a 56 percent share of net sales in the North American market. The average net sales price for these fertilizers continued to improve throughout the year as increases in DAP prices more than compensated for certain decreases in liquid fertilizer prices in North America.

Net sales from animal feed and industrial products were $149.6 million with sales volumes of 0.596 million tonnes. Feed sales tonnage was 0.428 million tonnes with 13 percent sold offshore while the remaining 0.168 million tonnes were industrial products sold to North American customers. Feed and industrial product prices were flat in comparison to 1994.

Net sales revenue from phosphate rock was $5.0 million with sales volumes of
0.211 million tonnes. The average net sales price improved throughout the year.

North American phosphate revenue accounted for $269.0 million (65 percent) of the total phosphate revenue of $412.1 million. In 1995, approximately 65 percent of the volume of phosphate rock and phosphate product sales was made on the spot market with the balance made generally under annual contracts. Of the Company's North American phosphate revenue, 48 percent was earned from phosphate fertilizer products which represented 60 percent of its North American sales volumes.

PhosChem, a phosphate export association established under US law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers. Offshore sales accounted for 35 percent of total phosphate product revenue in 1995 and 46 percent of volumes. Of the offshore tonnage, 95 percent was sold as phosphate fertilizer products while 93 percent of offshore revenue was earned from phosphate fertilizer.

AMMONIA REVENUE

Ammonia sales from White Springs contributed $23.0 million to sales revenue with sales volumes of 0.115 million tonnes.

COST OF GOODS SOLD

In 1995, the Company produced 6.071 million potassium chloride (KCl) tonnes, compared to 5.298 million tonnes in 1994, an increase of 0.773 million tonnes (15 percent).

In 1995, the Company produced 1.008 million phosphoric acid (P2O5) tonnes from the two phosphate operations since their acquisition.

Potash unit cost of sales decreased by 6 percent in 1995 compared to the previous year due to reduced shutdown time. There were 17 fewer mineweeks of shutdown in 1995 than in 1994 (the number of mineweeks of shutdown is at the discretion of management).

Depreciation and amortization expense for 1995 was $71.0 million compared to $39.3 million in 1994, an increase of 81 percent. The $31.7 million increase is a result of higher potash sales volumes and the depreciation resulting from the phosphate acquisitions for the partial year they were owned by the Company.

SELLING AND ADMINISTRATIVE

In 1995, selling and administrative expenses were $57.0 million as compared to $35.4 million in 1994, an increase of $21.6 million. The increase is attributable to the acquisitions of PCS Phosphate and White Springs and to general increases in supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

Saskatchewan's potash production tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial crown royalty, which is accounted for under cost of goods sold.

Higher potash sales volumes from the Saskatchewan mines and increased profitability at certain of the mines increased the taxes paid to the provincial government. In 1995, Saskatchewan provincial mining and other taxes were $43.4 million as compared to $32.4 million in 1994, an increase of 34 percent. Potash production tax for 1995 was $29.6 million compared to $20.6 million in 1994, an increase of 43 percent. The increase is explained by the Rocanville mine having been joined by the Allan mine in incurring the profits tax, and in part by overall increased sales. Saskatchewan capital tax was $13.8 million in 1995 compared to $11.7 million in the prior year, an increase of 18 percent.

INTEREST EXPENSE

In 1995, interest expense was $41.8 million compared to $3.8 million in 1994, an increase of $38.0 million. The purchase of PCS Phosphate was funded through two credit facilities obtained April 10, 1995 and provided by a syndicate of chartered banks. The credit facilities which originally aggregated to $760.0 million were increased by $280.0 million on October 26, 1995. In November 1995 the long-term debt was reduced by the net proceeds of $161.2 million from the November 10, 1995 common share offering. The rate of interest is LIBOR, an international rate of interest, plus 5/8 of one percent. In 1995, the average interest rate was approximately 6.7 percent.

Interest expense in 1994 and 1993 relates primarily to interest on short-term borrowings under the Company's commercial paper program which were used to retire capital leases and acquisition of Potash Company of America assets. The weighted average short-term debt outstanding in 1994 and 1993 was $18.2 million and $17.1 million respectively. The weighted average interest rate in 1994 was
4.0 percent and in 1993 3.8 percent.

INCOME TAXES

Income taxes in 1995 were $22.9 million, compared to $3.5 million in 1994, an increase of $19.4 million. The increase is largely attributable to US withholding taxes and deferred income taxes relating to the Company's recently acquired phosphate operations.

PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, earned depletion allowance, and resource allowance, such taxes have not yet been payable by PCS. However, the Company is subject to the Large Corporations Tax. At December 31, 1995, the Canadian tax pools plus the non-capital losses carried forward exceed the book value of PCS's depreciable assets by approximately $100 million. PCS will begin to book a deferred tax provision, at an effective rate of 35 percent of income before income taxes, once the tax pools plus the non-capital losses carried forward are less than the book values of the assets. This rate assumes that primarily all Canadian profits for income tax purposes are resource profits eligible for the resource allowance and that an earned depletion claim of 25 percent on resource profits is available to the Company.

The subsidiaries of the Company which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the alternative minimum tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. The tax rate for 1995 was approximately 24 percent of taxable income, of which 6 percent represented deferred income taxes, and 18 percent represented cash taxes.

ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

Following is a table summarizing the Company's financial ratios, as computed from the Company's financial statements.


                                   Year ended December 31
                                                       %
                                   1996     1995    Change

Quick Ratio                        1.23      .72     70.8
Current Ratio                      2.48     1.37     81.0
Shareholders' Equity to
Total Assets                        .56      .48     16.7
Return on Shareholders' Equity       15%      13%    15.4
Book Value per Share             $30.83   $27.33     12.8
Asset Turnover                       56%      33%    69.7
Return on Investment              10.25%    7.80%    31.4
Long-term Debt to Equity          .44:1    .71:1     38.0

Cash provided by operating activities for 1996 was $296.2 million (1995 - $233.5 million). The increase in cash from operating activities of $62.7 million is largely attributable to additional net income of $49.6 million, and an increased provision for deferred income taxes of $19.0 million and depreciation of $19.2 million. This was partially offset by a net decrease of $30.3 million in non-cash operating working capital. Cash used in investing activities for 1996 was $39.0 million, a decrease of $1.114 billion when compared to 1995. The net cash outlay of $812.2 million for the acquisition of Texasgulf and $291.5 million for White Springs in 1995 accounted for most of the difference. Capital for sustaining operations increased by $19.3 million because of the acquisition of the two phosphate operations. Cash provided by financing activities in 1996 was $304.0 million. Repayment of long-term obligations was $259.0 million. The Company paid dividends totalling $48.2 million. In 1995, the Company had net proceeds from long-term obligations of $825.5 million and paid $45.8 million in dividends.

                                    [CHART]

During 1996, PCS lowered its debt to capital ratio to 30.7 percent from 41.5 percent.


Working capital for 1996 increased by $142.7 million. Quick and current ratios were 1.23 and 2.48 at December 31, 1996 (0.72 and 1.37 respectively at December 31, 1995). At the end of 1996, the debt to capital ratio was at 31 percent (42 percent at December 31, 1995) and the interest coverage ratio was 6.4:1 (5.4:1 at December 31, 1995). Net debt to market capitalization at December 31, 1996 was 16.0 percent (54.4 percent at December 31, 1995).

Cash flow from operations is projected to be positive in the near to medium-term. Free cash, after operational and sustaining capital expenditures, is expected to allow for the reduction of the $1.45 billion revolving credit facility.

Short-term (less than 365 days) cash requirements can be met by borrowing under a $95 million bank line of credit or utilizing a $110 million commercial paper program.

Projected cash flows are expected to alleviate any tightening of liquidity experienced initially by the acquisitions of the nitrogen and German operations. In the near future, PCS is not anticipating either a significant downturn in sales or an extension of normal terms. Debt levels should be reduced sufficiently in the short term to allow for financing flexibility within the Company's current facilities, if the need arises.

OTHER MATTERS-ENVIRONMENTAL

The Company is subject to various environmental laws and regulations especially as they apply to operations in North Carolina, Florida and Utah, but more broadly throughout the United States and Canada. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in 1996 totalled $8.9 million in the environmental area while $72.6 million was incurred as environmental operating expense. Expenditures in 1997 are expected to be of a similar magnitude for existing operations in potash and phosphate while capital spending will be higher in potash by approximately $3.0 million.

OUTLOOK

The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those in this "Outlook" section relating to the period after 1996, are forward-looking statements subject to uncertainties.

The Company's financial performance continues to be affected by price, worldwide state of supply and demand for potash and phosphate products, application rates, government assistance programs, weather conditions, exchange rates and agricultural and trade policies of producing and consuming nations which, among other things, are influenced by domestic political conditions. The Company sells to a diverse group of customers both by geography and by end product. Market conditions by country will vary on a year-over-year basis and sales shift from one period to another.

The rising world population and the demand for better diets in developing nations are expected to continue to drive consumption for fertilizer products over the long term. Over the short term, there should be increased fertilizer usage over the next few years as world grain stocks are at historically low levels, crop prices remain strong, and governments around the world focus on food production. The Company expects to be an important supplier to these markets. While the consumption trend line is expected to continue to climb over the long term, there will be, at times, fluctuations in demand.

The combination of above-average corn prices and the end of acreage set-asides in the US in 1996 is expected to result in American farmers planting increased acres this spring. As a result, domestic consumption of all three nutrients is expected to be higher. In addition, there has been an improvement in the financial position of farmers. Net farm income was at a record level in 1996. This increased cash flow enables them to increase application rates. Prices for potash and solid and liquid phosphates are all expected to increase as the spring season progresses.

A rebound is expected in demand for potash and phosphates from key export markets that depleted inventories in 1996. DAP exports are expected to rise as inventories have been drawn down in India and it is expected that India will return to market in 1997. China has committed to a large DAP contract over two years (1997-98) approximating 1996 levels. The liquid phosphate supply is also tight in both the domestic and offshore markets. Subsidy issues in China and India affected 1996 potash shipments but both countries have used internal inventories and the prospects for 1997 shipments are promising. Increased shipments will support prices. The feed phosphate business tends to be strongest in the winter months and prices remain strong.

PCS continues to operate its potash mines by matching production to sales demand. Shutdowns at potash mines for inventory correction will influence production costs on a quarter-over-quarter comparative basis. The Company produces its potash in Canadian dollars and sells in US dollars and a strengthening Canadian dollar has the effect of increasing its costs. Prices for ammonia, a key input for DAP, are expected to moderate while existing low sulphur prices may increase slightly. The net effect is expected to impact favorably upon phosphate processing costs for 1997.

The Company expects the acquired business of Arcadian to be somewhat insulated from cost pressures on natural gas, as Arcadian domestic hedging practices and natural gas arrangements in Trinidad will reduce the impact of increases in spot market prices.

Capital expenditures in 1997 are expected to exceed those in 1996 primarily because of the Arcadian acquisition.

                                   [PICTURE]

PCS will be a continuing source of high quality nutrients for developing nations as their governments focus on food production.


The narrative, included under this Management's Discussion and Analysis, has been prepared with reference to the financial statements reported under Canadian Generally Accepted Accounting Principles (GAAP). Under Canadian GAAP, dollar figures reported for years prior to the year the Company elected to report in US funds (1995) have been converted at the rate of 1.4028. This rate is the month-end rate at December 31, 1994 and is prescribed for use under the Translation of Convenience method. For purposes of reporting this section under US GAAP, revenue and expenditures denominated in US dollars would have to be multiplied by the exchange rate used under the Translation of Convenience method (1.4028) and then divided by 1.3730 for 1994, to arrive at the revenue and expenditures as they would have been reported historically under US GAAP. For the Statements of Financial Position, the year-end rate would be used for conversion. See the Consolidated Financial Statements, Note 25 reconciling the consolidated financial statements to US GAAP, and the supplemental schedules applying US GAAP.

Selected Ten-Year Data
For the Years Ended December 31

FINANCIAL DATA
(US$MILLIONS)                    1996     1995(4)    1994(1)   1993(3)   1992     1991   1990  1989(2)  1988   1987

Net Sales                      1,403.9     856.1      363.1     212.2    214.1    206.8  189.9  221.6   251.3   179.7
Operating Income                 299.5     224.2       98.5      56.9     50.6     39.1   34.6   68.4    84.8    10.8
Interest Expense                  46.8      41.8        3.8       8.7      8.3     10.7   15.5   10.2     9.6    25.7
Net Income                       209.0     159.5       91.2      44.7     39.8     31.3   17.3   57.7    74.8   (14.8)
Net Income per Share
  (Actual Dollars)                4.59      3.68       2.12      1.13     1.03     0.81   0.47   1.65      -       -
Dividends per Share
  (Actual Dollars)                1.06      1.06       0.77      0.53     0.51     0.51   0.51   0.13      -       -
Cash Provided by
  Operating Activities           296.2     233.5      150.7      49.8     57.4     53.8   66.1   72.4    97.7    5.7
Working Capital                  278.8     136.1      103.3      37.0     70.9     47.4   25.7   16.4   115.3   53.0
Total Assets                   2,494.4   2,581.8    1,027.8   1,036.4    915.0    898.8  914.8  915.5   959.0  938.8
Total Long-Term Debt
  and Long-Term
  Obligations Under
  Capital Leases                 620.0     714.5        2.0      20.1     48.9     54.4   62.6   67.8    72.3   76.6
Shareholders' Equity           1,405.5   1,241.9      964.3     903.7    809.5    788.9  777.3  745.2   858.9  817.9
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
OPERATING DATA (THOUSANDS)
Employees at Year-End
  (Actual Numbers)               4,490     4,579      1,781     1,818    1,415    1,227  1,242  1,256   1,273  1,466
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Potash Production
  Tonnage                        5,782     6,071      5,298     3,902    3,850    4,030  3,464  4,257   5,089  4,510
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Phosphate Production
  (P2O5) Tonnage                 2,096     1,008          -         -        -        -      -      -      -      -
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Potash Sales - KCl Tonnes
  North America(5)               2,577     2,381      2,241     1,968    1,738    1,581  1,647  1,801   1,747  2,225
  Sales to Other Producers         133         -          -         -       56       82      7    382     638    360
  Offshore                       3,023     3,575      3,427     1,926    2,033    2,246  2,071  1,835   2,343  2,091
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Total Potash Sales
  Tonnage                        5,733     5,956      5,668     3,894    3,827    3,909  3,725  4,018   4,728  4,676
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Phosphate Sales -
  Product Tonnes
Phosphate Rock                     191       211          -         -        -        -      -      -       -      -
Phosphate Fertilizer             3,120     1,399          -         -        -        -      -      -       -      -
Non-Fertilizer Products            994       596          -         -        -        -      -      -       -      -
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Florida Favorite Fertilizer
  Sales Tonnes                     360       350        333       326      295        -      -      -       -      -
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Ammonia Sales Tonnes               535       115          -         -        -        -      -      -       -      -
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Product Sales Revenues
Potash                           403.2     421.0      363.1     212.2    214.1    206.8  189.9  221.6   251.3  179.7
Phosphate Rock                     6.1       5.0          -         -        -        -      -      -       -      -
Phosphate Fertilizer             619.0     257.5          -         -        -        -      -      -       -      -
Non-Fertilizer Products          266.9     149.6          -         -        -        -      -      -       -      -
Ammonia                          108.7      23.0          -         -        -        -      -      -       -      -
                               -------   -------    -------   -------    -----    -----  -----  -----   -----  -----
Total Product
  Sales Revenues               1,403.9     856.1      363.1     212.2    214.1    206.8  189.9  221.6   251.3  179.7
                               =======   =======    =======   =======    =====    =====  =====  =====   =====  =====


(1) The financial statements of the Company for 1994 and prior years have been restated to US currency in accordance with Canadian GAAP using the Translation of Convenience Method. The Canadian dollar amounts have been converted to US currency at the exchange rate of US$1.00 = CDN$1.4028.

(2) In November 1989, the Company was privatized. Subsequent results reflect the privatization and associated reorganization.

(3) Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.

(4) Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.

(5) Includes potash sales to Florida Favorite Fertilizer, which were then sold to unaffiliated customers.

Quarterly Results
  (Thousands)              96 Q1     96 Q2      96 Q3      96 Q4      95 Q1     95 Q2     95 Q3     95 Q4
Potash Production -
  KCl Tonnes               1,699     1,512        755      1,816      1,886     2,045       770     1,370
Phosphate Production -
  P2O5 Tonnes                514       507        532        543         -        272       283       453
Sales ($)                366,871   352,369    342,148    342,480    135,977   204,447   214,609   301,047
Operating Income ($)      87,122    74,366     66,418     71,586     52,594    64,374    41,154    66,127
Net Income ($)            63,678    52,398     46,772     46,188     51,475    47,744    23,077    37,190
Net Income per Share
  (Actual Dollars) ($)      1.40      1.15       1.03       1.01       1.20      1.11      0.53      0.84
                         -------   -------    -------    -------    -------   -------   -------   -------


The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in some respects from those applicable in the United States (see Note 25 to the Company's consolidated financial statements). If the consolidated financial statements had been prepared in accordance with US GAAP, certain of the selected financial information would be restated as follows:


($MILLIONS)               1996     1995     1994     1993     1992     1991     1990     1989     1988     1987

Operating Income         299.5    224.2     95.4     62.8     60.6     50.2     45.0     82.1     98.8      9.6
Net Income               201.8    178.1     86.7     49.9     49.3     40.6     24.1     69.4     87.3     (9.3)
Net Income per Share
  (Actual Dollars)        4.39     4.06     2.00     1.25     1.27     1.05     0.65     1.99        -       -
Dividends per Share
  (Actual Dollars)        1.06     1.06     0.79     0.57     0.59     0.63     0.62     0.15        -       -
Cash Provided by
  Operating Activities   296.2    233.5    146.5     54.6     57.4     66.1     81.8     85.4    112.5     12.3
Total Assets           2,510.1  2,600.4  1,028.1  1,096.4  1,007.0  1,086.8  1,100.7  1,101.6  1,121.6  1,007.5
Shareholders' Equity   1,416.9  1,260.5    964.7    963.6    898.4    960.2    940.1    899.9  1,006.2    877.0

Notes to Selected Ten-Year Data and Quarterly Results

1. There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.

2. Fully diluted net income per share did not differ materially from net income per share in any of the accounting periods.

Management's Responsibility for
Financial Reporting

The accompanying financial statements and related financial information are the responsibility of PCS management and have been prepared in accordance with generally accepted accounting principles and include amounts based on best estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

To meet management's responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the Company's accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

Our independent auditors, Deloitte & Touche, provide an objective, independent audit of the financial statements. Their report for 1996 is included.

The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors and representatives of management, including the Company's internal auditor--both jointly and separately--to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the external auditors to be proposed to the shareholders for appointment at the annual meeting. Interim financial statements are reviewed by the audit committee prior to release to shareholders.

The financial statements are approved by the Board of Directors on the recommendation of the audit committee.


/s/ C. E. Childers                 /s/ B. E. Humphreys
-------------------------          -------------------------
C. E. Childers                     B. E. Humphreys
Chairman, President and            Senior Vice President
Chief Executive Officer            Finance and Treasurer

February 12, 1997

Auditors' Report to the Shareholders of
Potash Corporation of Saskatchewan Inc.

We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 1996 and 1995 and the consolidated statements of income and retained earnings and of cash flow for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995, and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 1996 in accordance with Canadian generally accepted accounting principles.


                                  /s/ DELOITTE & TOUCHE
Saskatoon, Saskatchewan           -------------------------
February 12, 1997                 Chartered Accountants

Consolidated Statements of Financial Position

As at December 31
                                                  (in thousands of US dollars)
                                                      1996              1995
------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and cash equivalents                          $        -      $   40,497
 Accounts receivable (Note 3)                          230,778         223,377
 Inventories (Note 4)                                  219,433         221,911
 Prepaid expenses (Note 5)                              13,896          12,041
 Other current assets                                    2,852           3,315
------------------------------------------------------------------------------
                                                       466,959         501,141

Property, plant and equipment (Note 6)               1,978,692       2,032,339
Other assets (Note 7)                                   48,736          48,337
------------------------------------------------------------------------------
                                                    $2,494,387      $2,581,817
==============================================================================

LIABILITIES
Current Liabilities
 Bank indebtedness (Note 8)                         $    6,330      $        -
 Accounts payable and accrued charges (Note 9)         180,008         199,222
 Current portion of long-term debt (Note 10)             1,520         164,971
 Current obligations under capital leases (Note 11)        300             870
------------------------------------------------------------------------------
                                                       188,158         365,063

Long-term debt (Note 10)                               618,800         711,585
Obligations under capital leases (Note 11)               1,163           2,913
Deferred income tax liability (Note 18)                 28,480           4,743
Accrued post-retirement/post-employment benefits
   (Note 12)                                            95,460          89,570
Accrued reclamation costs (Note 13)                    146,512         151,531
Other non-current liabilities and deferred credits      10,318          14,537
------------------------------------------------------------------------------
                                                     1,088,891       1,339,942
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 14)                                630,484         627,700
 Unlimited authorization of common shares; issued
 and outstanding 45,581,864 and 45,439,667 shares
 in 1996 and 1995, respectively
Contributed Surplus                                    336,486         336,486
Retained Earnings                                      438,526         277,689
------------------------------------------------------------------------------
                                                     1,405,496       1,241,875
------------------------------------------------------------------------------
                                                    $2,494,387      $2,581,817
==============================================================================


(See Notes to the Consolidated Financial Statements)



Approved by the Board,


                  /s/ Jack G. Vicg          /s/ Isabel B. Anderson
               ----------------------       ----------------------
                      Director                     Director

Consolidated Statements of Income and Retained Earnings
For the Years Ended December 31

                                                (in thousands of US dollars)
                                                1996         1995        1994
                                             ----------  ----------    --------
Net sales (Note 15)                          $1,403,868  $  856,080    $363,117
Cost of goods sold                            1,010,455     543,491     203,901
                                             ----------  ----------    --------
Gross Margin                                    393,413     312,589     159,216
                                             ----------  ----------    --------

Research and development                          1,347       1,553       1,534
Selling and administrative expenses              59,022      52,570      31,586
Provincial mining and other taxes (Note 16)      40,197      43,388      32,352
Other income                                     (6,645)     (9,171)     (4,731)
                                             ----------  ----------    --------
                                                 93,921      88,340      60,741
                                             ----------  ----------    --------

OPERATING INCOME                                299,492     224,249      98,475

INTEREST EXPENSE (Note 17)                       46,761      41,817       3,772
                                             ----------  ----------    --------

INCOME BEFORE INCOME TAXES                      252,731     182,432      94,703

INCOME TAXES (Note 18)                           43,695      22,946       3,484
                                             ----------  ----------    --------

NET INCOME                                      209,036     159,486      91,219

RETAINED EARNINGS, BEGINNING OF YEAR            277,689     164,037     105,868

DIVIDENDS                                       (48,199)    (45,834)    (33,050)
                                             ----------  ----------    --------

RETAINED EARNINGS, END OF YEAR               $  438,526  $  277,689    $164,037
                                             ==========  ==========     =======

NET INCOME PER SHARE (Note 19)                    $4.59       $3.68       $2.12
                                             ==========  ==========     =======
DIVIDENDS PER SHARE                               $1.06       $1.06       $0.77
                                             ==========  ==========     =======

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flow
For the Years Ended December 31

                                               (in thousands of US dollars)
                                             1996           1995         1994
                                            ---------     ---------    ---------
OPERATING ACTIVITIES
WORKING CAPITAL FROM OPERATIONS
   Net income                               $ 209,036     $ 159,486   $  91,219
   Depreciation and amortization               90,125        70,953      39,326
   Loss on disposal of fixed assets             2,152           726         340
   Provision for deferred income tax           23,737         4,743           -
   Provision for post-retirement/
     post-employment benefits                   5,890         2,052           -
                                            ---------     ---------    ---------
                                              330,940       237,960     130,885
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
   Accounts receivable                         (7,400)      (48,831)    (14,356)
   Inventories                                  2,493         9,297      14,562
   Prepaid expenses                            (1,856)        2,521         468
   Other current assets                           463         1,778           -
   Accounts payable and accrued charges       (19,214)       26,581      19,146
Accrued reclamation costs                      (5,021)        5,214           -
Other non-current liabilities and deferred
  credits                                      (4,219)       (1,037)          -
                                            ---------     ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES         296,186       233,483     150,705
                                            ---------     ---------    ---------

INVESTING ACTIVITIES
Additions to property, plant and equipment
  Acquisition of Texasgulf Inc.                    -       (812,226)          -
  Acquisition of White Springs Agricultural
    Chemicals, Inc.                                -       (291,540)          -
  Sustaining operations                      (58,939)       (39,596)    (16,751)
Proceeds on disposal of fixed assets          22,716            503       2,039
 Additions to other assets                    (2,819)       (10,298)       (329)
                                            ---------     ---------    ---------
CASH USED IN INVESTING ACTIVITIES            (39,042)    (1,153,157)    (15,041)
                                            ---------     ---------    ---------
CASH (DEFICIENCY) BEFORE FINANCING
  ACTIVITIES                                 257,144       (919,674)    135,664
                                            ---------     ---------    ---------

FINANCING ACTIVITIES
Proceeds from (repayment of)
  long-term obligations                     (258,556)       825,540     (20,633)
Repayment of short-term debt                       -              -     (67,851)
Dividends                                    (48,199)       (45,834)    (33,050)
Issuance of shares                             2,784        163,889       2,446
                                            ---------     ---------    ---------
CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES                                (303,971)       943,595    (119,088)
                                            ---------     ---------    ---------

(DECREASE) INCREASE IN CASH                  (46,827)        23,921      16,576
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR   40,497        16,576           -
                                            ---------     ---------    ---------
(BANK INDEBTEDNESS) CASH AND
  CASH EQUIVALENTS, END OF YEAR            $  (6,330)    $   40,497    $ 16,576
                                           ==========    ==========    =========
Supplemental cash flow disclosure
  Interest paid                            $  42,901     $   38,836    $  4,054
  Income taxes paid                        $  32,914     $    6,242    $  1,200
                                            ---------     ---------    ---------


(See Notes to the Consolidated Financial Statements)

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

1. DESCRIPTION OF BUSINESS

Potash Corporation of Saskatchewan Inc. (PCS) is an integrated fertilizer company. The Company's potash producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan, one mine and mill located in the Province of New Brunswick and one mine and mill in the State of Utah. The Company's phosphate producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in six states, two industrial phosphoric acid plants owned in a joint venture carrying on business as Albright & Wilson Company, a mine and chemical plant complex and a bulk terminal facility in the State of Florida and an ammonia terminal in the State of Georgia.

The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (Canpotex). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PCS, execute marketing and sales for the Company's potash and phosphate products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the Company's New Brunswick potash. PhosChem, a phosphate export association established under US law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States except as outlined in Note
25. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of PCS and its operating subsidiaries (the "Company" except to the extent the context otherwise requires):
     -- PCS Sales (Canada) Inc. (formerly Potash Corporation of Saskatchewan
        Sales Limited) (PCS Sales)
        -- PCS Sales (Iowa) Inc.
        -- PCS Sales (Indiana) Inc.
        -- Potash Corporation of Saskatchewan (Florida) Inc. (PCS Florida) -- PCS Sales (USA), Inc.
     -- Potash Corporation of Saskatchewan Transport Limited (PCS Transport) -- PCS Phosphate Company, Inc. (PCS Phosphate)
        -- Albright & Wilson Company (proportionately consolidated)
     -- White Springs Agricultural Chemicals, Inc. (White Springs)

All significant intercompany balances and transactions have been eliminated.

   INVENTORIES

Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value. Cost for substantially all finished product, raw materials and work in process inventories is determined using the first in, first out (FIFO) method. Inventories of materials and supplies are valued at the lower of average cost and replacement cost.

   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, except for mineral properties which are carried at the lower of cost or fair value. Costs of additions, betterments and renewals are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment. Impairment would be measured by comparing book value against the estimated undiscounted future operating cash flows and any such impairment loss would be included in the statement of income.

Maintenance and repair expenditures which do not improve or extend productive life are expensed as incurred.

   DEPRECIATION AND AMORTIZATION

Depreciation and amortization are provided for on a basis and at rates calculated to amortize the cost of the fixed assets over their estimated useful lives. Depreciation and amortization rates for all mine assets (including mine development costs) and potash mills are determined using the units of production method based on estimates of proven and probable reserves. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 30 years, buildings and improvements 6 to 30 years and machinery and equipment 5 to 25 years.

   RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred.

Development costs include costs for equipment, labor and material relating to the testing or evaluating of product and process alternatives. These costs are deferred and amortized on a straight-line basis over a period not exceeding five years unless the project is determined not to be economically feasible and of no future benefit to the Company, at which time the costs are expensed.

   OTHER ASSETS -- DEFERRED CHARGES

Issue costs of long-term obligations are amortized over the term of the related liability.

Preproduction costs represent costs incurred during the start-up phase of new milling facilities, net of revenue earned, and are amortized on a straight-line basis over ten years.

Trade names and goodwill are being amortized on a straight-line basis over their estimated useful lives of 15 years. Impairment would be identified by comparing book value against the estimated undiscounted future operating cash flows, and any such impairment loss would be included in the statement of income.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of constructing bases for gypsum stacks and the cost of constructing settling ponds are capitalized to Other Assets and are amortized on a straight-line basis over their estimated useful lives of three to five years.

   LEASES

Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Gains or losses resulting from sale-leaseback transactions are deferred and amortized in proportion to the amortization of the leased asset. Rental payments under operating leases are charged to expense as incurred.

   REVENUE RECOGNITION

Sales revenue is recognized when the product is shipped or a service is performed. Revenue is recorded based on the F.O.B. mine, plant or warehouse price. Transportation costs are recovered from the customer through sales pricing.

   POST-EMPLOYMENT AND POST-RETIREMENT BENEFITS

Accrual of the costs of providing certain post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee is recorded monthly and adjusted annually as actuaries' reports become available.

Accrual during periods of active employment, for the expected cost of certain benefits payable to former or inactive employees, is also recorded monthly and adjusted annually. These benefits include long-term disability income payments and related medical and insurance costs.

   FOREIGN EXCHANGE TRANSACTIONS

PCS and its operating subsidiaries have the US dollar as their functional currency.

Operating transactions are translated to United States dollars at the average exchange rate of the previous month. Monetary assets and liabilities are translated at period end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US$1.00 = CDN$1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

Foreign exchange gains or losses are included in other income.

   CASH EQUIVALENTS

Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

   FINANCIAL INSTRUMENTS

Gains or losses on foreign currency exchange contracts are recognized at the time that the contracts are entered into and are included in other income.

3. ACCOUNTS RECEIVABLE

                                               1996             1995
                                              --------        --------
   Trade Accounts - Canpotex                  $ 34,550        $ 42,129
                  - Other                      178,712         174,383
   Non-trade accounts                           21,673          11,124
                                              --------        --------
                                               234,935         227,636
   Less allowance for doubtful accounts          4,157           4,259
                                              --------        --------
                                              $230,778        $223,377
                                              ========        ========

4. INVENTORIES

                                                1996               1995
                                               --------           --------
   Finished product                            $ 93,717           $115,491
   Materials and supplies                        73,912             66,708
   Raw materials                                 29,917             11,954
   Work in process                               21,887             27,758
                                               --------           --------
                                               $219,433           $221,911
                                               ========           ========

5. PREPAID EXPENSES

                                                 1996              1995
                                                -------           -------
   Prepaid freight                              $10,565           $ 9,193
   Other                                          3,331             2,848
                                                -------           -------
                                                $13,896           $12,041
                                                =======           =======


Prepaid freight relates to product inventory stored at warehouse facilities which is invoiced to customers at the time of sale of the inventory.

6. PROPERTY, PLANT AND EQUIPMENT

                                                         1996
                                          ------------------------------------
                                                     Accumulated
                                                   Depreciation and  Net Book
                                              Cost   Amortization     Value
                                          ----------   --------     ----------
   Land and improvements                  $  204,081   $ 17,662    $  186,419
   Buildings and improvements                424,368     92,156       332,212
   Machinery and equipment                 1,753,017    383,987     1,369,030
   Mine development costs                    125,908     34,877        91,031
                                          ----------   --------     ----------
                                          $2,507,374   $528,682     $1,978,692
                                          ==========   ========     ==========

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

6. PROPERTY, PLANT AND EQUIPMENT (continued)

                                                     1995
                                    -----------------------------------------
                                                   Accumulated
                                                 Depreciation and    Net Book
                                       Cost        Amortization       Value
                                    ----------       --------      ----------
Land and improvements               $  207,868       $ 15,183      $  192,685
Buildings and improvements             421,836         83,563         338,273
Machinery and equipment              1,730,777        322,638       1,408,139
Mine development costs                 126,003         32,761          93,242
                                    ----------       --------      ----------
                                    $2,486,484       $454,145      $2,032,339
                                    ==========       ========      ==========

7. OTHER ASSETS

                                                 1996            1995
                                                -------         -------
Deferred charges -- net of accumulated
   amortization
 Issue costs -- long-term obligations           $ 6,409         $ 7,994
 Preproduction costs                              4,543           1,816
 Trade names                                      1,644           1,740
 Goodwill                                         1,686           1,830
 Gypstack linings and settling ponds              9,855           7,167
Prepaid pension costs                             9,407          11,958
Land held for sale                                9,446          10,464
Investments                                       4,254           3,952
Notes receivable                                  1,492           1,416
                                                -------         -------
                                                $48,736         $48,337
                                                =======         =======

8. BANK INDEBTEDNESS

Bank indebtedness consists of cheques issued in excess of funds on deposit.

The Company has available lines of credit for short-term financing in the amount of $95,000 at December 31, 1996 (1995 - $91,600). The lines of credit are unsecured.

9. ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                1996            1995
                                              --------        --------
  Trade accounts                              $151,723        $155,891
  Accrued interest                               6,853           2,993
  Accrued payroll                                9,015          14,968
  Income taxes                                     395          13,351
  Dividends                                     12,022          12,019
                                              --------        --------
                                              $180,008        $199,222
                                              ========        ========

10. LONG-TERM DEBT

                                                1996            1995
                                              --------        --------
  Syndicated facilities led by
    Bank of Nova Scotia
    Facility A                                $      -        $274,416
    Facility B                                       -         553,000
    Credit Facility                            575,000               -

The Credit Facility provides for aggregate unsecured advances of $1.45 billion at a maximum interest rate of LIBOR, Prime rate or Base Rate Canada Loans, plus 0.5%, payable throughout the term of the Credit Facility. The Facility is renewable every 364 days with the consent of the lenders. No principal payments are required during the revolving period. If the Facility is not renewed, it converts to a five-year term facility repayable in twenty quarterly instalments each equal to 1% of the principal outstanding on the conversion date and a final payment of the remaining principal amount due on the fifth anniversary of the conversion date. The average interest rate on this obligation was 5.88% in 1996.

  Industrial Revenue and Pollution
     Control Obligations                          45,320          49,140

Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 1997 to 2012. No sinking fund requirements prior to maturity. The Adjustable Rate Municipal Industrial Revenue and Pollution Control Obligations bear interest at rates ranging from 3.74% to 4.90%. The average interest rate on these obligations was 3.98% in 1996. These loans are secured by bank letters of credit, most of which are guaranteed by the Company.

                                                --------        --------
                                                 620,320         876,556
  Less current maturities                          1,520         164,971
                                                --------        --------
                                                $618,800        $711,585
                                                ========        ========

The fair values of all long-term obligations are approximated by their face values.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

10. LONG-TERM DEBT (continued)

  Long-term debt at December 31, 1996 matures as follows:

  1997                                                 $  1,520
  1998                                                    1,500
  1999                                                    1,200
  2000                                                    7,000
  2001                                                        -
  Subsequent years                                      609,100
                                                       --------
                                                       $620,320
                                                       ========

11. COMMITMENTS

    LEASE COMMITMENTS

The Company has long-term lease agreements for buildings, port facilities, equipment and rail cars (excluding mineral leases), the latest of which expires in 2017. Future minimum lease payments under these capital and operating leases will be approximately as follows:

                                                          OPERATING     CAPITAL
                                                           -------      ------
  1997                                                     $26,944      $1,291
  1998                                                      24,431       1,290
  1999                                                      20,550         467
  2000                                                      16,492         467
  2001                                                      13,725           -
  Subsequent years                                          46,821           -
                                                           -------      ------
                                                                         3,515
Less amount representing interest                                        2,052
                                                                        ------
Present value of minimum capital lease payments                          1,463
Current portion                                                            300
                                                                        ------
Long-term portion                                                       $1,163
                                                                        ======

Rental expense for operating leases for the years ended December 31, 1996, 1995 and 1994 was $12,431, $11,437 and $9,287, respectively.

    OTHER COMMITMENTS

The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 1997 in the amount of approximately $211,279.

On September 2, 1996, the Company announced that it had entered into a definitive merger agreement with Arcadian Corporation (Arcadian). The Company is to acquire all the outstanding common shares of Arcadian (approximately 45.5 million shares on a fully diluted basis) at a price expected to be $25.00 to $27.00 per share (approximately $12.25 per share cash and the balance in PCS shares). The completion of the merger is conditional upon, among other things, the approval of the merger by the holders of a majority of the outstanding shares of Arcadian common stock and preferred stock, voting together as a single class. Assuming that shareholder approval is obtained, the merger is expected to become effective on March 6, 1997.

On December 6, 1996, the Company entered into an agreement to purchase a 51% interest in Kali und Salz AG ("K & S") at a price of 250 million Deutschmarks (at December 31, 1996 approximately $162,000). The holdings of K & S include a 51% interest in Kali und Salz GmbH and a 50% interest in Potash Company of Canada Limited. The closing of the transaction is subject to approval by the German government.

12. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS

    CANADIAN

Substantially all employees of the Company are participants in either a defined contribution or a defined benefit pension plan. The Company's obligations under the defined contribution plans are limited to making regular payments to the plan to match contributions made by the employees for current services (to a maximum of 5.5% of salary). Based on the latest actuarial valuations of the defined benefit pension plans conducted at December 31, 1994, and updated as at December 31, 1996, accrued pension benefits were $7,338 and the market values of the assets of the plans were $8,491.

The Company has established a supplemental retirement income plan for senior management which is unfunded and non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.

    UNITED STATES

The Company has contributory pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1994 (ERISA).


The components of net pension expense for the Company's US pension plans, computed actuarially, were as follows:

                                                           1996       1995
                                                         --------   --------
Service cost for benefits earned during the year         $  7,337   $  2,584
Interest cost on projected benefit obligation              15,351      9,021
Return on plan assets                                     (35,551)   (26,048)
Net amortization and deferral                              16,875     16,044
                                                         --------   --------
Net pension expense                                      $  4,012   $  1,601
                                                         ========   ========


Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

12. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS (continued)

The funding status of the Company's US pension plans and amounts recognized in the Consolidated Statements of Financial Position was as follows:

                                                             1996        1995
                                                           --------    --------
Plans' assets at fair value                                $238,531    $208,992
                                                           --------    --------
Actuarial present value of projected benefit obligations:
  Vested benefits                                           169,513     168,111
  Non-vested benefits                                        11,294      11,273
                                                           --------    --------
Accumulated benefit obligations                             180,807     179,384
Excess projected benefit obligations over accumulated
  benefit obligations                                        40,327      41,578
                                                           --------    --------
Total projected benefit obligations                         221,134     220,962
                                                           --------    --------
Plans' assets exceeding (less than) projected benefit
obligations                                                  17,397     (11,970)
Items not yet recognized in earnings:
  Unrecognized net loss (gain)                              (10,722)     23,675
  Unrecognized transition liability                             433         253
                                                           --------    --------
Net prepaid pension cost                                      7,107      11,958
White Springs accrued liability                               2,300           -
                                                           --------    --------
Prepaid pension cost                                       $  9,407    $ 11,958
                                                           ========    ========

Significant actuarial assumptions for the Company's
  US funded plans were as follows:

Discount rate                                                 7.50%        7.25%
Long-term rate of return on assets                       8.00-9.00%   8.00-9.00%
Rate of increase in compensation levels                       5.00%        5.00%

    OTHER POST-RETIREMENT PLANS

The Company provides certain health care and life insurance benefits for retired employees. These plans are either contributory or non-contributory and contain certain cost-sharing features such as deductibles and coinsurance. These plans are unfunded and benefits are subject to change.

Although the Company prepares its financial statements under Canadian GAAP, it has continued to apply the treatment prescribed by SFAS No. 106 under US GAAP "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the cost of providing other post-retirement benefits (OPEBs), including medical and life insurance coverage, during the active service period of the employee.

The components of OPEBs expense were as follows:

                                                          1996          1995
                                                        --------      --------
Service cost                                            $  2,233      $  1,017
Interest cost                                              6,710         3,999
Net amortization and deferral                                (11)          373
                                                        --------      --------
Net cost                                                $  8,932      $  5,389
                                                        ========      ========

The significant assumptions used in determining post-retirement benefit cost were as follows:

Discount rate                                               7.5%         7.25%
Health care trend rate                                    11.6%*   9.50-12.50%*

*Decreasing gradually to 6.00% in 2003 and thereafter.

If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

                                                           1996       1995
                                                          ------     -------
Accumulated post-retirement benefit obligation            $  843     $ 2,650
Aggregate of service and interest cost                    $   77     $   337

The components of the Company's post-retirement benefit liability are as follows:

                                                            1996      1995
                                                           -------  --------
Retirees                                                   $39,681  $ 45,748
Active:
 Fully eligible                                             20,052    15,051
 Not fully eligible                                         36,778    41,006
                                                           -------  --------
Total                                                       96,511   101,805
Unrecognized net gain (loss)                                   341   (11,215)
                                                           -------  --------
                                                            96,852    90,590
Less current portion of SFAS 106                            (3,530)   (3,530)
Add SFAS 112 liability                                       2,138     2,510
                                                           -------  --------
Accrued post-retirement/post-employment
  benefits liability                                       $95,460  $ 89,570
                                                           =======  ========

The Company has applied Canadian GAAP to prepare its financial statements but continues to apply SFAS No. 112 under US GAAP "Employers' Accounting for Postemployment Benefits." This statement requires the Company to accrue, during periods of active employment, the expected cost of certain benefits payable to former or inactive employees. These benefits include long-term disability income payments and related medical and insurance costs.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

12. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS (continued)

The effect of these costs on income before income taxes was $486 and $332 for 1996 and 1995, respectively. As at December 31, 1996, the Company has a recorded liability for these costs of $2,138 (1995 - $2,510).

All of the Company's US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary reduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $3,565 and $1,971 for 1996 and 1995 respectively.

13. ENVIRONMENTAL COSTS

    RECLAMATION AND RESTORATION COSTS

Site restoration and reclamation costs have been accrued for various sites. At December 31, 1996, the Company has accrued $35,856 (1995 - $38,353) for the Aurora, North Carolina facility, $66,669 (1995 - $65,235) for the White Springs, Florida facility, $27,377 (1995 - $27,509) for the Moab, Utah facility and $16,610 (1995 - $20,434) for various sulphur facilities. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1996 totalled $4,511 (1995 - $3,850). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in November 1996. These expenditures are generally incurred over an extended period of time.

Annual environmental expenditures for reclamation and restoration during the years ended December 31, 1996 and 1995 were $69,905 and $32,971 respectively. Of the 1996 amount, $53,507 (1995 - $28,296) was charged to operations, $6,787 (1995 - $4,018) was capitalized and $9,611 (1995 - $657) was charged against accrued reclamation costs.

Certain reclamation obligations are currently secured by a surety bond of approximately $13,000.

    CAPPING OF BYPRODUCT GYPSUM STACKS

In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of byproduct gypsum (gypsum stacks). The legislation requires companies to "cap" the gypsum stacks in order to reduce seepage into the groundwater. The procedures are not required until the gypsum stacks are no longer in use, which management currently estimates to be no earlier than the year 2010. At December 31, 1996, a balance of $34,285 (1995 - $34,385) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.

In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stack must comply with the laws in place at that time.

    OTHER ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Other than reclamation and restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 1996. Reserves for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. At December 31, 1996, there were no environmental reserves recorded by the Company other than those related to reclamation and restoration and gypsum stack capping as discussed above.

The Company's estimated operating expenses, other than reclamation and restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $9,533 for the year ended December 31, 1996. In addition, capital expenditures for environmental compliance were approximately $2,123 for the year ended December 31, 1996.

14. SHARE CAPITAL

    AUTHORIZED:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

ISSUED:

                                                1996              1995            1994
                                            Consideration    Consideration    Consideration
                                               --------         --------         --------
Issued, beginning of year                      $627,700         $463,811         $461,365
Shares issued under option                        2,634            2,516            2,310
Shares issued by prospectus                           -          161,184                -
Shares issued for dividend reinvestment plan        150              189              136
                                               --------         --------         --------
Issued, end of year                            $630,484         $627,700         $463,811
                                               ========         ========         ========

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

14. SHARE CAPITAL (continued)

    ISSUED:

                                                 1996            1995            1994
                                               Number of       Number of       Number of
                                             Common Shares   Common Shares   Common Shares
                                               ----------      ----------      ----------
Issued, beginning of year                      45,439,667      42,988,238      42,780,928
Shares issued under option                        140,050         147,650         203,200
Shares issued by prospectus                             -       2,300,000               -
Shares issued for dividend reinvestment plan        2,147           3,779           4,110
                                               ----------      ----------      ----------
Issued, end of year                            45,581,864      45,439,667      42,988,238
                                               ==========      ==========      ==========

    STOCK OPTIONS

At December 31, 1996, there were stock options outstanding in respect of 1,842,475 common shares granted to certain employees of the Company and the directors of PCS with an exercise price from CDN$14.00 to CDN$102.00 for options held by optionees resident in Canada, and US$12.00 to US$74.75 for optionees resident in the United States. As at December 31, 1996, 1,004,600 of the outstanding options were exercisable.

The foregoing options have expiry dates ranging from November 30, 1999 to November 7, 2006.

   STOCK-BASED COMPENSATION DISCLOSURE

The Company continues with its policy of not recording any compensation expense for the stock options as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant.

    SHAREHOLDER RIGHTS PLAN

The Board of Directors of the Company adopted a shareholder rights plan (the
Plan) on November 10, 1994. The Plan was amended by the Board of Directors on March 28, 1995 and May 4, 1995 and approved by the shareholders on May 11, 1995. Under the Plan, the Board of Directors declared a dividend distribution of one right for each common share to holders of record. The rights are not currently exercisable and only become exercisable upon the occurrence of certain events as specified in the Plan.

15. GEOGRAPHIC SEGMENTS

Financial information by geographic area is summarized in the accompanying table.

                                             CANADA    UNITED STATES  CONSOLIDATED
                                           ----------    ----------    ----------
1996
Sales to customers outside the enterprise
 Canada                                    $   14,507    $   28,225    $   42,732
 United States                                136,981       668,385       805,366
 PhosChem                                           -       275,644       275,644
 Canpotex                                     184,025             -       184,025
 Other                                         61,526        34,575        96,101
                                           ----------    ----------    ----------
                                           $  397,039    $1,006,829    $1,403,868
                                           ==========    ==========    ==========
Segment operating earnings                 $  113,317    $  186,175    $  299,492
                                           ==========    ==========    ==========
Assets                                     $  840,176    $1,654,211    $2,494,387
                                           ==========    ==========    ==========

1995
Sales to customers outside the enterprise
 Canada                                     $  12,483    $   23,461    $   35,944
 United States                                128,594       270,085       398,679
 PhosChem                                           -       128,320       128,320
 Canpotex                                     221,169             -       221,169
 Other                                         53,686        18,282        71,968
                                           ----------    ----------    ----------
                                            $ 415,932    $  440,148    $  856,080
                                           ==========    ==========    ==========
Segment operating earnings                  $ 138,939    $   85,310    $  224,249
                                           ==========    ==========    ==========
Assets                                      $ 935,075    $1,646,742    $2,581,817
                                           ==========    ==========    ==========


1994
Sales to customers outside the enterprise
 Canada                                    $    9,990    $        -    $    9,990
 United States                                119,170             -       119,170
 Canpotex                                     185,776             -       185,776
 Other                                         48,181             -        48,181
                                           ----------    ----------    ----------
                                           $  363,117    $        -    $  363,117
                                           ==========    ==========    ==========
Segment operating earnings                 $   98,475    $        -    $   98,475
                                           ==========    ==========    ==========
Assets                                     $1,027,766    $        -    $1,027,766
                                           ==========    ==========    ==========

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

16. PROVINCIAL MINING AND OTHER TAXES

Provincial mining taxes and other taxes consist of:

                                               1996        1995         1994
                                           ----------   ----------   ----------
Potash Production Tax                      $   27,462   $   29,589   $   20,613
Saskatchewan Capital Tax                       12,735       13,799       11,739
                                           ----------   ----------   ----------
                                           $   40,197   $   43,388   $   32,352
                                           ==========   ==========   ==========


17. INTEREST EXPENSE


                                              1996         1995         1994
                                           ----------   ----------   ----------
Interest on  - Short-term debt             $       56   $      190   $    1,036
             - Long-term debt                  46,391       41,177            -
             - Obligations under capital
               leases                             314          450        2,736
                                           ----------   ----------   ----------
                                           $   46,761   $   41,817   $    3,772
                                           ==========   ==========   ==========

18. INCOME TAXES

As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the statutory income tax rates to income before income taxes as follows:

                                              1996          1995         1994
                                           ----------    ----------   ----------
Income before income taxes - Canada        $   81,067    $  102,540   $   94,703
                           - United States    171,664        79,892            -
                                           ----------    ----------   ----------
Income before income taxes                 $  252,731    $  182,432   $   94,703
                                           ==========    ==========   ==========
Federal and Provincial Statutory tax rates     46.12%        46.08%       45.84%
                                           ==========    ==========   ==========
Tax at statutory rates                     $  116,560    $   84,065   $   43,412
Adjusted for the effect of:
  Net non-deductible provincial taxes and
   royalties and resource allowances          (22,879)      (22,262)     (15,122)
  Additional tax deductions                   (47,699)      (38,579)     (26,317)
  Other                                        (2,287)         (278)       1,511
                                           ----------    ----------   ----------
Income tax expense                         $   43,695    $   22,946   $    3,484
                                           ==========    ==========   ==========

The principal timing differences and their tax effect are as follows:

Depreciation and amortization              $   69,849    $   19,232    $       -
Capitalized expenditures                      (14,036)       (8,328)           -
Loss carryforwards                            (28,230)            -            -
Other                                           7,452           394            -
Alternative minimum tax carryforward           (6,555)       (6,555)           -
                                           ----------    ----------   ----------
Deferred tax liability                     $   28,480    $    4,743   $        -
                                           ==========    ==========   ==========

Details of income tax expense are as follows:

Canadian
  Current                                  $    3,097   $    3,236   $    3,484
United States - Federal
  Current                                      16,861       14,967            -
  Deferred                                     20,651        3,356            -
United States - State
  Deferred                                      3,086        1,387            -
                                           ----------   ----------   ----------
Income tax expense                         $   43,695   $   22,946   $    3,484
                                           ==========   ==========   ==========

At December 31, 1996, the Company has income tax losses carried forward of approximately $247,000 which will begin to expire in 1997. The benefit relating to these loss carryforwards has been recognized by reducing deferred income tax liabilities.

19. NET INCOME PER SHARE (EARNINGS PER SHARE)

Net income per share is calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 1996 of 45,537,000 (1995 - 43,352,000; 1994 - 42,872,000). Fully diluted net income per share did not differ materially from net income per share in any of the accounting periods.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company enters into short-term foreign currency exchange contracts which are used to reduce the effect of exchange rate fluctuations on its foreign currency accounts payable. The Company does not hold or issue financial instruments for trading purposes.

At December 31, 1996, the Company had commitments in the form of foreign exchange contracts to sell US$8,000 (1995 - $NIL). The fair value of these contracts approximated the cost amount at December 31, 1996.

The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

The Company is exposed to credit related losses in the event of non-performance by counterparties to derivative financial instruments, but it does not expect any counterparties to fail to meet their obligations.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The major concentration of credit risk arises from the Company's receivables. A majority of the Company's sales are in North America and are primarily for use in the agricultural industry. Internationally, the Company's products are sold primarily through two export associations whose accounts receivable are either insured or secured by letters of credit.

The carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued charges approximate fair values because of short-term maturities. The carrying amount of the Company's long-term debt approximates estimated fair value because the stated interest rate, which is adjusted at least every 120 days, approximates the market rate.

21. CONTINGENCIES

PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 1996.

In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

In June 1993, the Company was served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleges a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint seeks treble damages in an unspecified amount and other relief. Similar complaints were filed in the United States District Courts for the Northern District of Illinois and the Western District of Virginia. On motion of the defendants, all of the complaints were transferred and consolidated for pre-trial purposes in the United States District Court for Minnesota. Amended complaints were filed in March and April 1994. On January 12, 1995, the Minnesota Federal Court granted the plaintiffs' motion for class certification. Merits discovery was completed in September 1995. Expert discovery was completed in November 1995. The Company filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the motions for summary judgment and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit on January 31, 1997.

Additional complaints were filed in the California and Illinois State Courts on behalf of purported classes of indirect purchasers of potash in those states. The Company moved to dismiss the California State Court lawsuit for lack of personal jurisdiction and the court ruled that it does not have personal jurisdiction over PCS but that it does have personal jurisdiction over PCS Sales. The case remains at an early stage; no merits discovery has taken place. The Illinois State Court dismissed the Illinois State Court complaint for failure to state a cause of action. The Illinois plaintiff appealed that dismissal and that dismissal was affirmed by the Appellate Court of Illinois on November 27, 1996. On January 15, 1997, the Appellate Court denied the plaintiff's request for rehearing. The plaintiff has the right to petition the Supreme Court of Illinois to review the Appellate Court's decision.

Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company.

22. RELATED PARTY TRANSACTIONS

The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 1996 were $184,025 (1995 - $221,169; 1994 - $185,776).

Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

23. Quarterly Results (unaudited)

The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.


                                       First       Second      Third       Fourth
                                      Quarter     Quarter      Quarter     Quarter
                                      --------    --------    --------    --------
1996
Net Sales                             $366,871    $352,369    $342,148    $342,480
                                      ========    ========    ========    ========
Gross Margin                          $110,800    $ 92,702    $ 90,955    $ 98,956
                                      ========    ========    ========    ========
Operating Income                      $ 87,122    $ 74,366    $ 66,418    $ 71,586
                                      ========    ========    ========    ========
Net Income                            $ 63,678    $ 52,398    $ 46,772    $ 46,188
                                      ========    ========    ========    ========
Net Income per Share                  $   1.40    $   1.15    $   1.03    $   1.01
                                      ========    ========    ========    ========
1995
Net Sales                             $135,977    $204,447    $214,609    $301,047
                                      ========    ========    ========    ========
Gross Margin                          $ 72,999    $ 85,471    $ 62,201    $ 91,918
                                      ========    ========    ========    ========
Operating Income                      $ 52,594    $ 64,374    $ 41,154    $ 66,127
                                      ========    ========    ========    ========
Net Income                            $ 51,475    $ 47,744    $ 23,077    $ 37,190
                                      ========    ========    ========    ========
Net Income per Share                  $   1.20    $   1.11    $   0.53    $   0.84
                                      ========    ========    ========    ========


24. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

25. United States Generally Accepted Accounting Principles

A description of the accounting principles which differ significantly in certain respects from generally accepted accounting principles in the United States (US GAAP) follows:

Product development costs: Certain costs incurred relating to testing or evaluating product and process alternatives are deferred until the alternative is determined not to be technically or economically feasible. US GAAP would require the reduction of these amounts in the current period's income.

Prior period adjustment: The provincial mining taxes of $6,245 and a subsidiary's income tax adjustment of $1,267 have been accounted for as a prior period adjustment, thereby excluding those amounts from the current period's income. US GAAP would require the reduction of these amounts in the current period's income.

Other investments: Other investments include portfolio investments which are carried at cost. US GAAP requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

Foreign currency translation adjustment: The foreign currency translation adjustment results from the restatement of prior periods so that all periods presented are in the same reporting currency. US GAAP requires that the comparative Consolidated Statements of Income and the Consolidated Statements of Cash Flow be translated using weighted average exchange rates for the applicable periods. In contrast, the Consolidated Statements of Financial Position are translated using the exchange rates at the end of the applicable periods. The difference in these exchange rates is what gives rise to the foreign currency translation adjustment.

Earnings per share: In computing primary earnings per share, under US GAAP, the stock options are included in the calculation to the extent that they are exercisable.

Deferred income taxes: Deferred tax assets have been recognized only to the extent of reducing deferred tax liabilities. US GAAP would require that deferred tax assets be recorded when their realization is more likely than not.

Net sales: Sales are recorded net of freight costs (less related revenues) and transportation and distribution expenses. US GAAP would require that net freight costs be included in cost of sales and transportation and distribution expenses be included in operating expenses.

In 1995 the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation." The Company has decided to continue to apply APB 25 for measurement of compensation of employees.

The application of US GAAP, as described above, would have had the following approximate effects on operating income, net income, net income per share, total assets and shareholders' equity:


                                                    1996         1995         1994
                                                 ----------   ----------   ----------
Operating income as reported in the
 consolidated statements
 of income and retained earnings                 $  299,492   $  224,249   $   98,475
Items increasing (decreasing) reported
 operating income
 Amortization of product development costs                -            -        1,132
 Provincial mining taxes                                  -            -       (6,245)
 Foreign currency translation adjustment                  -            -        2,080
                                                 ----------   ----------   ----------
Approximate operating income - US GAAP           $  299,492   $  224,249   $   95,442
                                                 ==========   ==========   ==========
Net income as reported in the
 consolidated statements
 of income and retained earnings                 $  209,036   $  159,486   $  91,219
Items increasing (decreasing) reported
  net income
  Amortization of product development costs               -            -       1,132
  Subsidiary income tax adjustment                        -            -      (1,267)
  Provincial mining taxes                                 -            -      (6,245)
  Deferred income taxes                              (7,216)      18,598           -
  Foreign currency translation adjustment                 -            -        1,841
                                                 ----------   ----------   ----------
Approximate net income - US GAAP                 $  201,820   $  178,084   $   86,680
                                                 ==========   ==========   ==========
Weighted average shares outstanding - US GAAP    45,994,000   43,813,000   43,286,000
                                                 ==========   ==========   ==========
Net income per share - US GAAP                   $     4.39   $     4.06   $     2.00
                                                 ==========   ==========   ==========
Total assets as reported in the consolidated
  statements of financial position               $2,494,387   $2,581,817   $1,027,766
Items increasing (decreasing) reported total
  assets
  Unrealized gain on available-for-sale security          -            -          919
  Deferred income tax asset                          15,727       18,598            -
  Product development costs                               -            -         (591)
                                                 ----------   ----------   ----------
Approximate total assets - US GAAP               $2,510,114   $2,600,415   $1,028,094
                                                 ==========   ==========   ==========
Shareholders' equity as reported in the
 consolidated statements of financial position   $1,405,496   $1,241,875   $  964,334
Items increasing (decreasing) reported
  shareholders' equity
  Deferred income taxes                              11,382       18,598            -
  Unrealized gain on available-for-sale security          -            -          919
  Product development costs                               -            -         (591)
                                                 ----------   ----------   ----------
Approximate shareholders' equity - US GAAP       $1,416,878   $1,260,473   $  964,662
                                                 ==========   ==========   ==========

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

25. United States Generally Accepted Accounting Principles (continued)

Supplemental US GAAP Disclosure

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are:

                                                          1996        1995
                                                        --------    --------
Deferred tax assets:
  Loss and credit carryforwards                         $100,455    $ 75,209
  Post-retirement/post-employment benefits                38,132      47,386
  Accrued reclamation costs                               56,660      61,884
  Other                                                   33,429       9,549
                                                        --------    --------
Total deferred tax assets                                228,676     194,028
                                                        --------    --------
Deferred tax liabilities:
  Basis difference in fixed assets                       241,429     176,453
  Other                                                    4,345       3,720
                                                        --------    --------
Total deferred tax liabilities                           245,774     180,173
                                                        --------    --------
Net deferred tax asset (liability)                      $(17,098)   $ 13,855
                                                        ========    ========
Consisting of:
  Current deferred tax asset                            $ 15,727    $ 18,598
  Long-term deferred tax liability                       (32,825)     (4,743)
                                                        --------    --------
                                                        $(17,098)   $ 13,855
                                                        ========    ========


Stock Compensation Plans

The Company has two stock-based compensation plans which are described below. The Company applied APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price of the options at the grant date is equal to the market value of the shares at the grant date. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, the Company's net income and net income per share for the year ending December 31, 1996 would have been reduced to the pro forma amounts indicated below:


                                    As Reported     Pro Forma
Net income                          $  201,820     $  191,936
Net income per share                $     4.39     $     4.17


The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995 respectively: dividend of $1.06 for all years; expected volatility of 32 and 37 percent; risk-free interest rates of 6.9 and 6.8 percent; expected lives of 10 years for all years; and a reduction of approximately 25 percent to reflect the probability of forfeiture for all years.

The Company has two option plans. Under the Officer & Key Employee Plan the Company may grant options to its officers and key employees for up to 3,842,000 shares of common stock. Under the Directors Plan the Company may grant options to its directors for up to 456,000 shares of common stock. Under both plans, the exercise price of each option equals the closing market price of the Company's shares on the trading day prior to the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

A summary of the status of plans as of December 31, 1996 and 1995 and changes during the years ending on those dates is presented below:

Number of Shares Subject to Option

                                                 1996         1995
                                               ---------    ---------
Outstanding, beginning of year                 1,392,525    1,045,675
Granted                                          592,000      494,500
Exercised                                       (140,050)    (147,650)
Cancelled                                         (2,000)           -
                                               ---------    ---------
Outstanding, end of year                       1,842,475    1,392,525
                                               =========    =========

Weighted Average Exercise Price

                                                 1996         1995
                                               ---------    ---------
Outstanding, beginning of year                 $   34.74    $   23.19
Granted                                            71.00        74.52
Exercised                                          53.17        58.68
Cancelled                                          74.75            -
Outstanding, end of year                           52.90        34.74

The following table summarizes information about stock options outstanding at December 31, 1996:

                                         Options Outstanding                     Options Exercisable
                           -----------------------------------------------   ---------------------------
Range of Exercise             Number    Weighted Average  Weighted Average    Number    Weighted Average
Prices                     Outstanding   Remaining Life   Exercise Price                 Exercise Price
----------------            ----------       --------         ------         -------        ------
$12.00 to $18.38               81,625         5 years         $16.28          81,625        $16.28
$20.00 to $25.38              412,450         7 years          21.64         412,450         21.64
$32.25                        264,650         8 years          32.25         264,650         32.25
$70.38 to $74.75            1,083,750        10 years          72.60         245,875         74.52

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

25. United States Generally Accepted Accounting Principles (continued)

The following supplemental schedules present the Income, Cash Flow, and Financial Position in accordance with US GAAP as adjusted for the GAAP differences described in this note.

Supplemental Schedule of Consolidated Financial Position
As at December 31

(in thousands of US dollars)
                                                   1996           1995
                                                ----------     ----------
Assets
Current Assets
  Cash and cash equivalents                     $        -     $   40,497
  Accounts receivable                              230,778        223,377
   Inventories                                     219,433        221,911
  Prepaid expenses                                  13,896         12,041
  Other current assets                               2,852          3,315
  Deferred income tax asset                         15,727         18,598
                                                ----------     ----------
                                                   482,686        519,739
Property, plant and equipment                    1,978,692      2,032,339
Other assets                                        48,736         48,337
                                                ----------     ----------
                                                $2,510,114     $2,600,415
                                                ==========     ==========

Liabilities
Current Liabilities
  Bank indebtedness                             $    6,330     $        -
  Accounts payable and accrued charges             180,008        199,222
  Current portion of long-term debt                  1,520        164,971
  Current obligations under capital leases             300            870
                                                ----------     ----------
                                                   188,158        365,063
Long-term debt                                     618,800        711,585
Obligations under capital leases                     1,163          2,913
Deferred income tax liability                       32,825          4,743
Accrued post-retirement/post-employment benefits    95,460         89,570
Accrued reclamation costs                          146,512        151,531
Other non-current liabilities and deferred
  credits                                           10,318         14,537
                                                ----------     ----------
                                                 1,093,236      1,339,942
                                                ----------     ----------
Shareholders' Equity
Share Capital                                      630,484        627,700
Contributed Surplus                                336,486        336,486
Retained Earnings                                  470,837        317,216
Foreign Currency Translation Adjustment            (20,929)       (20,929)
                                                ----------     ----------
                                                 1,416,878      1,260,473
                                                ----------     ----------
                                                $2,510,114     $2,600,415
                                                ==========     ==========


Supplemental Schedule of Consolidated Income and Retained Earnings For the Years Ended December 31
(in thousands of US dollars)

                                                      1996          1995          1994
                                                   ----------   ----------     ----------
Net sales                                          $1,516,394   $  910,988     $  392,291
Cost of goods sold                                  1,073,828      543,491        209,312
                                                   ----------   ----------     ----------
Gross Margin                                          442,566      367,497        182,979
                                                   ----------   ----------     ----------
Research and development                                1,347        1,553          1,578
Selling, distribution and administrative expenses     108,175      107,478         51,513
Provincial mining and other taxes                      40,197       43,388         39,572
Other income                                           (6,645)      (9,171)        (5,126)
                                                   ----------   ----------     ----------
                                                      143,074      143,248         87,537
                                                   ----------   ----------     ----------
Operating Income                                      299,492      224,249         95,442
Interest Expense                                       46,761       41,817          3,882
                                                   ----------   ----------     ----------
Income Before Income Taxes                            252,731      182,432         91,560
Income Taxes                                           50,911        4,348          4,880
                                                   ----------   ----------     ----------
Net Income                                            201,820      178,084         86,680
Retained Earnings, Beginning of Year                  317,216      184,966        132,205
Dividends                                             (48,199)     (45,834)       (33,919)
                                                   ----------   ----------     ----------
Retained Earnings, End of Year                     $  470,837   $  317,216     $  184,966
                                                   ==========   ==========     ==========
Net Income Per Share                               $     4.39    $    4.06     $     2.00
                                                   ==========   ==========     ==========
Dividends Per Share                                $     1.06    $    1.06     $     0.79
                                                   ==========   ==========     ==========

Notes to the Consolidated Financial Statements
(in thousands of US dollars)

25. United States Generally Accepted Accounting Principles (continued)

Supplemental Schedule of Consolidated Cash Flow

For the Years Ended December 31
(in thousands of US dollars)

                                                 1996         1995         1994
                                               ---------  -----------   ---------
Operating Activities
Working capital from operations
  Net income                                   $ 201,820  $   178,084   $  86,680
  Depreciation and amortization                   90,125       70,953      39,150
  Loss on disposal of fixed assets                 2,152          726         349
  Provision for deferred income taxes             30,953      (13,855)          -
  Provision for post-retirement/post-employment
    benefits                                       5,890        2,052           -
Changes in non-cash operating working capital
  Accounts receivable                             (7,400)     (48,831)    (14,746)
  Inventories                                      2,493        9,297      14,958
  Prepaid expenses                                (1,856)       2,521         481
  Other current assets                               463        1,778           -
  Accounts payable and accrued charges           (19,214)      26,581      19,665
Accrued reclamation costs                         (5,021)       5,214          -
Other non-current liabilities and deferred
  credits                                         (4,219)      (1,037)         -
                                               ---------  -----------   ---------
Cash provided by operating activities            296,186      233,483     146,537
                                               ---------  -----------   ---------
Investing Activities
Additions to property, plant and equipment
  Acquisition of Texasgulf Inc.                        -     (812,226)         -
  Acquisition of White Springs Agricultural
    Chemicals, Inc.                                    -     (291,540)         -
  Sustaining operations                          (58,939)     (39,596)    (17,206)
Proceeds on disposal of fixed assets              22,716          503       2,095
Additions to other assets                         (2,819)     (10,298)       (338)
                                               ---------  -----------   ---------
Cash used in investing activities                (39,042)  (1,153,157)    (15,449)
                                               ---------  -----------   ---------
Financing Activities
Proceeds from long-term obligations                    -    1,040,000          -
Repayment of long-term obligations              (258,556)    (214,460)    (21,194)
Repayment of short-term debt                           -            -     (69,694)
Dividends                                        (48,199)     (45,834)    (33,919)
Issuance of shares                                 2,784      163,889       2,512
                                               ---------  -----------   ---------
Cash provided by (used in) financing
  activities                                    (303,971)     943,595    (122,295)
Effects of changes in exchange rates on
  monetary items                                       -            -       7,783
(Decrease) Increase in Cash                      (46,827)      23,921      16,576
Cash and Cash Equivalents, Beginning of Year      40,497       16,576          -
                                               ---------  -----------   ---------
(Bank Indebtedness) Cash and Cash Equivalents,
  End of Year                                  $  (6,330) $    40,497   $  16,576
                                               =========  ===========   =========

Board of Directors
Potash Corporation of Saskatchewan Inc.

                                [PICTURE]

Isabel B. Anderson

Ms. Anderson, President and Chief Executive Officer of AAL Infoserve, a Saskatoon-based information brokerage company, joined the PCS Board in 1989 and is on the executive committee. A longtime Professor of Economics at the University of Saskatchewan and specialist in international economics and Canadian public policy, she was a Commissioner in 1986 for Saskatchewan's public hearings on the Canada-United States trade negotiations. She has served on the Canadian delegation to the United Nations Conference on Science and Technology in Vienna, Austria, and on the Canadian NGO delegation to the United Nations Conference on Trade and Development in Nairobi, Kenya.

Douglas J. Bourne

Mr. Bourne, of Houston, Texas, is a director, former Chairman and retired CEO of Battle Mountain Gold Company and, before that, Group Vice President and director of Pennzoil Company, and Chairman and CEO of Duval Corporation, its mining subsidiary. A past Chairman of the Potash & Phosphate Institute and the Sulphur Institute, and a director of The Fertilizer Institute and the American Mining Congress, he was elected to the PCS Board in 1990 and heads the environmental affairs committee.

Charles E. Childers

Mr. Childers, President and CEO of Potash Corporation of Saskatchewan Inc. and its predecessor company since 1987, joined the Board in 1989 and became Chairman in 1990. He is Chairman of the executive committee. He is President of the International Fertilizer Industry Association and past Chairman of the Potash & Phosphate Institute, Canpotex Limited, the Saskatchewan Potash Producers Association and The Fertilizer Institute. He is active in the Fertilizer Industry Advisory Committee to the Food and Agriculture Organization, and sits on the board of directors of Battle Mountain Gold Company and KAP Resources Ltd.

Denis J. Cote

Mr. Cote, retired Chairman and CEO of the UMA Group Ltd., was President, Chief Executive Officer and member of the board of Reclamation Management Ltd. in Vancouver, British Columbia in 1993. He has served on the PCS Board since 1989, sits on the executive committee and heads the compensation committee. Former Chairman and director of Joss Energy Ltd., he is a director of the successor company, Startech Energy Inc. He is a founder and chairman of Inter West Energy Corporation and a member of the board of the Vancouver Port Corporation. From 1975 to 1981, he served on the board of governors of the University of Calgary.

William J. Doyle

Mr. Doyle, President of PCS Sales, has served on the PCS Board since 1989. He became President of PCS Sales in 1987, and prior to that was International Vice President of International Minerals and Chemical Corporation. He is Chairman of Canpotex Limited and a director of the Potash & Phosphate Institute, PhosChem and Fersan S.A. in the Dominican Republic. He chairs the International Fertilizer Industry Association's Potash Committee.

The Honourable Willard Z. Estey, Q.C.

Mr. Estey, of Toronto, Ontario, is a former Chief Justice of Ontario and Justice of the Supreme Court of Canada. He was appointed Queen's Counsel in 1960. A PCS director since 1990, he sits on the audit committee. He is a director of Canwest Global Communications Corporation, CamVec Corporation, ACC Corp. and Fundy Cable Ltd. He is Chairman of the Ballard Foundation, the Canadian Law Scholarship Foundation and the Ontario Press Council.

Dallas J. Howe

Mr. Howe, President and CEO of Advanced DataSystems Ltd. and BDM Information Systems Group of Companies, served on the PCS Board from 1982 to 1989 and was reappointed in 1991. He sits on the audit committee. He has been President, CEO and founder of an extensive group of high technology information and data systems companies over twenty years, and is a director of the Saskatoon Regional Economic Development Authority and Saskatoon City Hospital Foundation.

James F. Lardner

Mr. Lardner, of Davenport, Iowa, is a retired Vice President of Deere & Company who was responsible for agricultural tractor design and North American tractor operations. He joined the PCS Board in 1989 and serves on the executive committee. He is a director of the Sears Manufacturing Company and a former director of the Trane Company and American Standard Inc. Elected to the National Academy of Engineering in 1985, he often serves on bodies which advise United States government agencies and departments on science, technology and engineering policy. He is a consultant on manufacturing strategy and management, and manufacturing and information technology.

Donald E. Phillips

Mr. Phillips, of Brandon, Mississippi, former President and CEO of Pitman-Moore Inc., joined the PCS Board in 1991 and serves on the compensation committee. A former director of Chemical Leaman Tank Lines and a director of Great Lakes REIT Inc., he is Chairman of the board of directors of Synbiotics Inc., San Diego, California. He is President of Holmes Community College Development Foundation, Goodman, Mississippi, a regent of Bethel College and Seminary in St. Paul, Minnesota, and former Chairman of the board of Lake Forest Graduate School of Business, Lake Forest, Illinois.

Paul J. Schoenhals

Mr. Schoenhals, President of Petroleum Industry Training Service in Calgary, Alberta, was Chairman of Potash Corporation of Saskatchewan from 1987 to 1989. He rejoined the Board in 1992, and sits on the environmental affairs committee. A former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan, he is on the boards of Upton Resources Inc., Brandon Energy Ltd. and Petroleum Industry Training Service. He has been a director of Precambrian Shield Resources and Sabre West Oil & Gas and on the national advisory board for Marsh & McLennan.

Daryl K. Seaman

Mr. Seaman, Chairman and President of Dox Investments Inc. in Calgary, Alberta, joined the PCS Board of Directors in 1989 and is a member of the compensation committee. Former Chairman and CEO of Bow Valley Industries Ltd., he is a director of Encal Energy Ltd., Renaissance Energy Ltd., Trimac Ltd., Abacan Resource Corporation, Basic Industries Corporation, Canadian Chemical Reclaiming Ltd. and Bow Valley Energy Ltd. He is co-owner and director of the Calgary Flames Hockey Club.

E. Robert Stromberg, Q.C.

Mr. Stromberg, Partner in Saskatchewan law firm Robertson Stromberg, was elected to the PCS Board in 1991 and serves on the executive committee. Admitted to the Saskatchewan Bar in 1969 and appointed Queen's Counsel in 1984, he is a member of the Law Society of Saskatchewan and the Saskatoon Bar Association. He serves on the advisory board for the Centre for International Business Studies, is Chairman of the Saskatoon Airport Authority, a director of the Canadian Airports Council and past President of the Saskatchewan Place board.

Jack G. Vicq

Mr. Vicq, Professor of Accounting and Associate Dean of the College of Commerce, University of Saskatchewan, is responsible for the Centre for International Business Studies, established to help Saskatchewan businesses explore export markets and to improve co-operation between the academic and business communities in developing export opportunities. A member of the PCS Board since 1989, he heads the audit committee. He sits on committees of the Saskatchewan and Canadian Institutes of Chartered Accountants and has worked for the Saskatchewan and Canadian governments in areas of policy, finance and taxation.

Barrie A. Wigmore

Mr. Wigmore, a Limited Partner with New York investment banking firm Goldman, Sachs Group, L.P., headed its efforts in such regulated industries as electric and gas utilities, pipelines and telecommunications. He joined the PCS Board in 1989 and sits on the compensation committee. He writes on financial history and current financial markets and is Chairman of the American Friends of Worcester College (Oxford University), trustee of the Progressive Policy Institute and a director of Fibre Body Industries Inc.

Paul S. Wise

Mr. Wise, of Carefree, Arizona, a past President and CEO of the Alliance of American Insurers and a member of the PCS board since 1989, currently sits on the environmental affairs committee. He is also on the boards of United Funds, Waddell & Reed Funds and TMK/United Funds, and has been on the boards of the College of Insurance, the Institute of Civil Justice at the Rand Corporation, the Insurance Hall of Fame, and the National Safety Council and Senior Net. He was President of the Property Loss Research Bureau and a director of the Insurance Institute for Highway Safety.

Committees

Executive Committee:

The executive committee is composed of five directors. Between meetings of the Board it has, with certain exceptions, all the powers vested in the Board. In addition, the executive committee nominates candidates for directorship of the Corporation. It also has responsibility for corporate governance issues.

Audit Committee:

The audit committee is composed of three directors, none of whom may be an officer or employee of the Corporation or any of its affiliates. The committee meets with the Corporation's financial management personnel, internal auditor and external auditor at least once each quarter to review the Corporation's financial reporting practices and procedures and authorize the release of unaudited quarterly financial statements, and reviews the Corporation's annual financial statements prior to their submission to the Board for approval. The committee also recommends to the Board the external auditors to be proposed to the shareholders for appointment at the annual meeting.

Compensation Committee:

The compensation committee is composed of four non-employee directors. This committee formulates and makes recommendations to the Board in respect of compensation issues relating to directors and senior management of the Corporation and in respect of corporate salary and benefits policy. It reviews and approves, on an annual basis, the Corporation's salary administration program. It is responsible for the annual report on executive compensation. The committee, in consultation with the Chief Executive Officer, considers and reports to the Board regarding corporate succession matters.

Environmental Affairs Committee:

The environmental affairs committee is composed of three directors. The committee works to ensure that the Corporation's commitment to the protection of the environment is fulfilled. It routinely receives environmental audit reports for review and discussion with senior management and monitors environmental issues in other areas of corporate activity such as off-site transportation, distribution and storage of product. The committee reviews and discusses with management potential changes to regulatory requirements and to corporate environmental policy.

Shareholder Information

Annual Meeting

The Annual Meeting of the shareholders of the Company will be held at 10:30 a.m. Central Standard Time May 8, 1997 in the Commonwealth Ballroom, Ramada Hotel, First Avenue and 22nd Street East, Saskatoon, Saskatchewan.

Holders of common shares as of March 20, 1997 are entitled to vote at the meeting and are encouraged to participate. Shareholders who cannot attend are urged to complete and mail their proxies promptly to ensure their common shares will be voted.

Dividends

Dividend amounts paid to shareholders resident in the United States are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks before the payment date.

Future cash dividends will be paid out of, and conditioned upon, the Corporation's available earnings. Shareholders who wish to have their dividends deposited directly in their bank accounts should contact the transfer agent and registrar, R-M Trust.

Dividend Reinvestment Policy

A dividend reinvestment plan established in 1993 allows registered shareholders to have dividends reinvested to newly-issued common shares of the Corporation at prevailing market rates.

Information for Shareholders Outside Canada

Dividends paid to residents in countries with which Canada has bilateral tax treaties, which is the majority of countries, are generally subject to the 15-percent Canadian non-resident withholding tax. There is no Canadian tax on gains from the sale of shares or debt instruments owned by non-residents not carrying on business in Canada. No level of government in Canada levies estate taxes or succession duties.

Investor Inquiries

Shareholders with inquiries can contact Betty-Ann Heggie, Senior Vice President, Corporate Relations by toll-free lines.

Within Canada:  (800) 667-0403.
Within the US:  (800) 667-3930.

Website: www.potashcorp.com

Interim Reports, News Releases and
Form 10-K

Those who would like to receive quarterly reports but are not registered shareholders should contact the Company's Corporate Relations department. News releases are also available via fax. Copies of the Company's most recent Form 10-K, as filed with the Securities and Exchange Commission, are available upon request.

Duplicate Mailings

Multiple copies of the annual and quarterly reports may be received by shareholders who own shares in more than one account or several shareholders living at the same address. To eliminate multiple mailings, call R-M Trust, the Company's transfer agent and registrar, toll-free at (800) 387-0825.

Shares Listed

The Toronto Stock Exchange
The Montreal Exchange
New York Stock Exchange

Ownership

On March 7, 1997, there were 2,671 holders of record of the Company's common shares.

Auditors

Deloitte & Touche
Saskatoon, Saskatchewan

Legal Counsel

Robertson Stromberg
Saskatoon, Saskatchewan

Stikeman, Elliott
Toronto, Ontario

Arent Fox Kintner Plotkin & Kahn
Washington, DC

Bank

The Bank of Nova Scotia
Saskatoon, Saskatchewan

Tax Advisors

Hergott Duval Stack & Partners
Saskatoon, Saskatchewan

Common Share Transfer Agent
In Canada:

The R-M Trust Company
(Dividend Paying Agent)
1080 - 2002 Victoria Avenue
Regina, Saskatchewan  S4P 0R7
Phone: (306) 751-7550

Inquiries about shareholdings, share transfer requirements, address changes or lost certificates should be directed to

R-M Trust's AnswerLine at (800) 387-0825 or to the Corporate Secretary, PCS, Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3.

In the United States:
ChaseMellon
Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey  07660
Phone: (800) 526-0801

EXCHANGE RATE OF THE CANADIAN DOLLAR

In this report, unless otherwise specified, all dollar amounts are expressed in US dollars (US$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar (C$) against the US dollar. The exchange rate at the end of each of the five most recent years ended December 31, and the average, the high and the low exchange rates for each of such five years, were as follows (such rates, which are expressed in US dollars, being the noon buying rates in Canada for cable transfers in Canadian dollars by the Bank of Canada):

                                          Years Ended December 31
                                    1996    1995    1994    1993    1992
At end of period                   .7301   .7325   .7129   .7553   .7867
Average for period(1)              .7330   .7307   .7301   .7730   .8276
High for period                    .7527   .7534   .7644   .8050   .8773
Low for period                     .7212   .7009   .7098   .7435   .7760

(1) Based on the average of the exchange rates on the last business day of each month during the period. The noon buying rate in New York City for cable transfers in Canadian dollars as certified by the Bank of Canada on March 7, 1997 was US$1.00 = C$1.3680 (equivalent to C$1.00 = US$0.7310).

Common Share Prices and Volumes

The following table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on The Toronto Stock Exchange, The Montreal Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis, as reported in The Globe and Mail and The Wall Street Journal, for the periods indicated. Potash Corporation of Saskatchewan Inc. is a TSE 100 company.


              The Toronto Stock Exchange1         The Montreal Exchange1        New York Stock Exchange
                High     Low      Volume      High     Low    Volume    High      Low           Volume

1996
First Quarter   110.875  82.000   1,747,948  110.875   82.250   185,062   80.500  60.000  26,538,200
Second Quarter  97.000   83.000   1,893,727   97.700   83.000   115,952   71.875  60.250  17,187,800
Third Quarter   108.500  88.000   1,018,661  108.250   88.700   138,003   79.500  64.125  14,057,200
Fourth Quarter  117.950  91.750   3,983,487  117.850   92.950   616,267   86.875  68.250  17,897,800
Year 1996       117.950  82.000   8,643,823  117.850   82.250 1,055,284   86.875  60.000  75,681,000

1995
First Quarter   66.000   45.625   4,970,457   65.750   45.500    306,490  47.125  32.375  20,297,500
Second Quarter  76.750   60.500   2,593,136   76.500   60.750    248,742  55.875  43.500  17,041,400
Third Quarter   93.000   73.500   1,916,335   93.000   74.750    659,437  68.500  53.875  16,258,200
Fourth Quarter  107.000  79.000   4,809,481  106.125   79.000    180,231  79.000  59.500  20,969,000
Year 1995       107.000  45.625  14,289,409  106.125   45.500  1,394,900  79.000  32.375  74,566,100

1994
First Quarter   39.000   32.875  10,307,293   39.000   33.000  1,005,447  29.500  24.625  11,650,800
Second Quarter  38.000   31.125   6,791,884   38.000   31.125  1,864,633  27.625  22.250  7,549,300
Third Quarter   55.750   37.500   9,823,496   55.250   37.875  1,355,018  41.625  26.875  14,878,000
Fourth Quarter  56.375   42.500   3,972,210   56.000   42.500    397,721  42.000  31.125  15,624,800
Year 1994       56.375   31.125  30,894,883   56.000   31.125  4,622,819  42.000  22.250  49,702,900


1 Trading prices are in CDN$

Glossary of Financial Terms

                                        [CHART]

Asset turnover = sales / total assets measures the efficiency of using assets to produce sales.

Current ratio = current assets / current liabilities measures the ability to pay short-term debt obligations.

Long-term debt to equity = long-term debt / shareholders' equity measures the proportion of creditor to shareholder financing.

Net income per share = earnings available to common shares / weighted average number of common shares outstanding measures the normalized earnings generated for each common share.

Quick ratio = cash + cash equivalents + net receivables / current liabilities measures the ability to meet immediate demands of creditors.


Return on investment = net income plus interest expense / total assets measures the profitability or earning power of all assets employed.

Return on shareholders' equity = net income / shareholders' equity measures the adequacy of return on the owners' investment.

Shareholders' equity to total assets = shareholders' equity / total assets measures the proportion of assets to shareholder financing.

Free cash flow is the cash, exclusive of the change in working capital, which is provided by operations less disbursements for sustaining capital and dividends.

Cumulative return to shareholders is calculated by using the difference between the beginning and ending share prices on the NYSE for the period indicated, plus dividends received.

Corporate Officers and Key Management

Potash Corporation of Saskatchewan Inc.
Charles E. Childers
Chairman, President and
Chief Executive Officer

Wayne R. Brownlee
Senior Vice President
Expansion and Development

John Gugulyn
Senior Vice President
Administration

John L. M. Hampton
Senior Vice President
General Counsel and Secretary

Betty-Ann L. Heggie
Senior Vice President
Corporate Relations

Barry E. Humphreys
Senior Vice President
Finance and Treasurer

Peter Braun
Vice President
Audit

PCS Sales

William J. Doyle
President

Richard J. Lacroix
Executive Vice President

P. Rodney Wilson
Executive Vice President

PCS Potash

Garth W. Moore
President

James J. Bubnick
Executive Vice President

PCS Phosphate

Thomas J. Wright
President

Thomas J. Regan, Jr.
Executive Vice President

William T. Cooper, Jr.
Vice President
Production -- Aurora

Vernon J. Lloyd
Vice President
Production -- White Springs

PCS Nitrogen

Gary E. Carlson
President

James F. Dietz
Executive Vice President


Corporate Data

Potash Corporation of Saskatchewan Inc.
Suite 500

122 -- 1st Avenue South
Saskatoon, SK  S7K 7G3
Phone: (306) 933-8500
Fax: (306) 652-2699

PCS Sales
Suite 440
5750 Old Orchard Road
Skokie, IL  60077
Phone: (800) 241-6908
(847) 966-9933
Fax: (847) 966-1205

PCS Phosphate
P.O. Box 30321
3101 Glenwood Avenue
Raleigh, NC  27622-0321
Phone: (919) 881-2700
Fax: (919) 881-2847

PCS Nitrogen
3175 Lenox Park Boulevard
Suite 400
Memphis, TN  38115-4256
Phone: (901) 758-5200
Fax: (901) 758-5201

Florida Favorite Fertilizer
P.O. Box 8000
Lakeland, FL  33802
Phone: (941) 688-2442
Fax: (941) 682-6652

PCS Potash -- Allan
Allan, SK  S0K 0C0
Phone: (306) 257-3312
Fax: (306) 257-4240

PCS Potash -- Cory
P.O. Box 1320
Saskatoon, SK  S7K 3N9
Phone: (306) 382-0525
Fax: (306) 384-9132

PCS Potash -- Esterhazy
P.O. Box 1060
Esterhazy, SK  S0A 0X0
Phone: (306) 745-6601

PCS Potash -- Lanigan
P.O. Box 3100
Lanigan, SK  S0K 2M0
Phone: (306) 365-2030
Fax: (306) 365-2526

PCS Potash -- Moab
P.O. Box 1208
Moab, UT  84532
Phone: (801) 259-7171
Fax: (801) 259-7100

PCS Potash --
New Brunswick
P.O. Box 1489
Sussex, NB  E0E 1P0
Phone: (506) 433-5445
Fax: (506) 433-6617

PCS Potash -- Patience Lake
P.O. Box 509
Saskatoon, SK  S7K 3L6
Phone: (306) 374-4800
Fax: (306) 955-0424

PCS Potash -- Rocanville
Rocanville, SK  S0A 3L0
Phone: (306) 645-2870
Fax: (306) 645-2733

PCS Phosphate -- Aurora
P.O. Box 48
Hickory Point Road
Aurora, NC  27806
Phone: (919) 322-4111
Fax: (919) 322-5686

PCS Phosphate -- White Springs
P.O. Box 300
White Springs, FL  32096
Phone: (904) 397-8101
Fax: (904) 397-1026

Davenport Feed Plant
Highway 22 West
P.O. Box 500
Buffalo, IA  52728
Phone: (319) 381-1130
Fax: (319) 381-4990

Kinston Feed Plant
Highway 11 North
P.O. Box 1005
Kinston, NC  28501
Phone: (919) 522-4077
Fax: (919) 522-4996

Marseilles Feed Plant
US Route 6 East
P.O. Box 88
Marseilles, IL  61341
Phone: (815) 795-5111
Fax: (815) 795-5117

Saltville Feed Plant
Government Plant Road
P.O. Box 1069
Saltville, VA  24370
Phone: (703) 496-4741
Fax: (703) 496-5116

Weeping Water Feed Plant
East Garfield Street
P.O. Box 171
Weeping Water, NE  68463
Phone: (402) 267-2365
Fax: (402) 267-7235

PCS Nitrogen -- Augusta
P.O. Box 1483
Augusta, GA  30903
Phone: (706) 849-6100
Fax: (706) 649-6111

PCS Nitrogen -- Clinton
P.O. Box 2966
Clinton, IA  52733-2966
Phone: (319) 243-5800
Fax: (319) 243-7528

PCS Nitrogen -- Geismar
P.O. Box 307
Geismar, LA  70734
Phone: (504) 621-1500
Fax: (504) 621-1504

PCS Nitrogen -- LaPlatte
CS 7354
Bellevue, NE  68005
Phone: (402) 291-0090
Fax: (402) 293-6262

PCS Nitrogen -- Lima
P.O. Box 628
Lima, OH  45802-0628
Phone: (419) 226-1200
Fax: (419) 226-1274

PCS Nitrogen -- Memphis
5790 Old Millington Road
Millington, TN  38053-8306
Phone: (901) 354-3300
Fax: (901) 354-3338

PCS Nitrogen -- Wilmington
P.O. Box 630
Wilmington, NC  28402
Phone: (910) 343-3100
Fax: (910) 343-6601

PCS Nitrogen -- Trinidad
Goodrich Bay Road
Point Lisas, Couva
Trinidad, West Indies
Phone: (809) 636-2205
Fax: (809) 636-8297

Glossary of Operational Terms

General

Domestic and Export Markets The domestic or North American market includes Canada and the United States while the export or offshore market is the rest of the world.

Mixed fertilizers contain more than one nutrient. A 5-20-20 fertilizer contains 5 percent nitrogen (N), 20 percent phosphorus (P2O5) and 20 percent potash
(K2O) by weight. The nutrient breakdown is always stated in the same order, and is referred to in the industry as NPK.

Liquid fertilizers come in two types: solution, in which essentially all the plant nutrients are dissolved in solution; and suspension, a saturated solution in which some plant nutrients are suspended (by gelling clay).

Metric tonnes equal 2,204.6 pounds or 1,000 kilograms. Most offshore sales are made in metric tonnes and US dollars, F.O.B. Vancouver for potash, F.O.B. Tampa for phosphate and F.O.B. Trinidad for nitrogen.

Product tonnes is a standard measure of the weights of all types of potash, phosphate and nitrogen products.

Short tons are the equivalent of 2,000 pounds each. They are rarely used in Canada since metrication but are used in the United States. The Corporation's American price lists are in US dollars per short ton.

Potash

Potassium (K) is the seventh most common element in the earth's crust. It is usually found combined with chlorine in the chemical compound potassium chloride, commonly referred to as potash.

Potash is a term typically used to denote materials containing potassium, particularly potassium fertilizer. Most potash fertilizer is muriate of potash (KCl, potassium chloride), but potassium combines with other minerals in specialty fertilizers such as potassium sulphate (K2SO4), potassium magnesium sulphate (K2Mg2(SO4)3) or potassium nitrate (KNO3). Most Canadian production is KCl, but Germany produces several specialty fertilizers.

K2O is potassium oxide, a term used in the fertilizer industry to define potassium content. To convert KCl to K2O, multiply by 0.61.

K2O tonnes are the units of measurement of the nutrient value of potassium-containing fertilizers produced by different facilities. PCS product is generally guaranteed to contain no less than 60 percent K2O.

Ore tonnes are the combined weight of NaCl, KCl and other minerals found in mined potash ore. The NaCl and KCl are separated into tailings and product, respectively. One ore tonne is processed to produce 0.33 to 0.43 tonnes KCl.

Canpotex Limited is an export company owned by all Saskatchewan potash producers. Sales through Canpotex are generally allocated pro rata to each producer on the basis of productive capacity. PCS provides 57.5 percent of Canpotex product.

Phosphate

Phosphorus (P) is widely distributed in nature in combination with other elements. It is most commonly found in phosphate ore, the only economical source of phosphorus for production of phosphate fertilizers and phosphate chemicals.

BPL, for bone phosphate of lime, is a standard reference for the phosphate level in phosphate ore and phosphate rock.

DAP, diammonium phosphate, is the most commonly produced and widely traded phosphate product. Its NPK composition is 18-46-0.

GTSP, granular triple super-phosphate, is a solid fertilizer with NPK composition 0-46-0.

MAP, monoammonium phosphate, is a solid fertilizer with NPK composition
13-52-0.

MGA, merchant grade phosphoric acid available in amber or green, has NPK composition 0-54-0. It is primarily used to produce DAP.

Superphosphoric acid, with NPK composition 0-70-0, is used to manufacture liquid fertilizers. PCS Phosphate's LoMag is superphosphoric acid with its magnesium content substantially reduced through filtration.

P2O5 is phosphorus pentoxide, a term used to express content of phosphorus. To convert P to P2O5, multiply by 2.29.

P2O5 tonnes are the units of measurement of phosphorus-containing fertilizers, which vary from product to product. DAP is typically 46 percent P2O5.

Animal and poultry feed supplements are an important use of phosphate. They are solid and granular and have different compositions. These products are sold on the basis of their phosphorus content.

Gypsum is the common name for calcium sulphate, used in the fertilizer industry as a source of calcium and sulphur, and used in agriculture to reclaim alkali soils.

PhosChem is an association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer. PCS is responsible for export sales of liquid fertilizer products for all PhosChem members.

Nitrogen

Nitrogen (N) is a gas which makes up four-fifths of the atmosphere. It is an essential nutrient for plant growth. Some plants can fix nitrogen from the air, but most take it from the soil. It must be applied to soil annually because its nutrient value is consumed during each growing season.

Ammonia is produced primarily from natural gas and air as the first step in the production of nitrogen fertilizers. It can also be applied directly to soils. Anhydrous ammonia (NH3) is a gas with NPK composition 82-0-0, which is changed under pressure to a liquid, and stored and transported in this form.

Aqua ammonia (NH4OH), ammonium hydroxide, is formed by reacting anhydrous ammonia in water. Commercial grades usually contain 20-25 percent nitrogen.

Ammonium nitrate (NH4NO3), with NPK composition 34-0-0, is water soluble and used as a solid fertilizer and as a liquid in nitrogen solutions. Half its nitrogen is in ammonium form, half in nitrate form.

Nitric acid (HNO3), produced by an ammonia oxidation process, is used in the production of ammonium nitrate and as an intermediate for industrial purposes.

Nitrogen solutions are produced by blending ammonium nitrate and urea solutions. Used in manufacturing of starter fertilizers and for direct application on soils, they vary in nitrogen content (28-32 percent) and are non-pressure solutions.

Urea (CO(NH2)2), NPK compo-sition 46-0-0, is the most commonly produced and widely traded nitrogen product. It is used as fertilizer and for industrial purposes.

                                    [CHART]

In the seven full years since PCS has been publicly traded, it has travelled the road to world fertilizer leadership, providing a cumulative return to shareholders exceeding 550 percent.