Form 10-K, Exhibit 13
period 1997-12-31
POTASH CORPORATION OF SASKATCHEWAN INC
filed 1998-03-27
CIK 855931

                                                                      EXHIBIT 13














                    Potash Corporation of Saskatchewan Inc.






                                   [PICTURE]











                                      1997
                                     ANNUAL
                                     REPORT

Phosphate

Nitrogen

Potash

[PICTURE]

3 NUTRIENTS
ONE COMPANY

THREE VITAL NUTRIENTS, ONE VITAL ENTERPRISE

PROFILE

     In 1997, Potash Corporation of Saskatchewan Inc. (PCS) transformed itself into the world's largest fertilizer enterprise producing the three primary plant nutrients used by farmers. The largest potash company in the world by capacity, the second largest nitrogen company and the third largest phosphate producer, PCS augments its global sales of quality fertilizer products with a wide variety of valuable non-fertilizer products used in many modern industries.

     A prominent global potash supplier, PCS pulls product from eight mines in Canada and the United States, and has large quantities of excess capacity on which it can draw as world demand grows. At its three phosphate facilities in the United States, it produces the most diversified line of products of any world producer. It is the world's largest manufacturer of phosphate feed supplements for livestock and poultry. Its top-quality potash reserves are North America's largest, and its phosphate reserves will last more than 50 years operating at full capacity. In nitrogen, PCS has a wealth of upgraded products. It produces at seven facilities in the United States and has large-scale operations in Trinidad supplied by favorable long-term gas contracts.

     Through PCS Sales, the Company sells all its products domestically and handles some of its exports, as well as potash export sales for the largest New Mexico producer. PCS is an important member of export agencies for potash and phosphate and owns a full-range retail fertilizer company, Florida Favorite Fertilizer.

     PCS has 53.9 million shares trading on the Toronto, Montreal and New York stock exchanges under the symbol POT.


TABLE OF CONTENTS

Your Company                                                    front fold
Highlights                                                               1
Letter to Shareholders                                                   2
PCS Production                                                           6
Potash                                                                   7
Phosphate                                                               10
Nitrogen                                                                14
PCS Sales                                                               18
Stewardship                                                             26
Management's Discussion and
Analysis of Financial Condition and Results of Operations               30
Selected Ten-Year Data                                                  43
Management's Responsibility                                             44
Auditors' Report                                                        44
Consolidated Financial Statements                                       45
Board of Directors                                                      62
Shareholder Information                                                 64
Glossary of Financial Terms                                      back fold
Management and Corporate Information                             back fold
Glossary of Operational Terms                                    back fold

YOUR COMPANY'S STRATEGY FOR GROWTH


NATURE'S VITAL NUTRIENTS

     Your Company produces the major nutrients nitrogen, phosphorus and potassium that are essential for growth. It draws potash, the source of potassium, and phosphate, the source of phosphorus, from the earth where ancient seas deposited them, and makes ammonia, the base for all nitrogen products, from air using natural gas and steam. From these natural resources, your Company produces the fertilizer nutrients that form the basis of its future.

STRIDING FORWARD FROM STRENGTH

     Since becoming a publicly-traded potash company in 1989, PCS has solidified its position by identifying the business strengths that would enable it to constantly increase value for its shareholders, and acting on them. Its excess capacity and its operating strategy of matching potash production to demand to maximize profitability were identified early as major strengths.

     While continuing to emphasize the important United States market and supply it with high-quality potash, PCS recognized the growing export market as the best prospect for use of its excess capacity, and for higher earnings. It adopted an acquisition strategy that capitalized on its financial and industry strengths, confirming it as a leading potash exporter and then building it into an integrated international supplier of fertilizers, animal feed supplements and products for industry.

GLOBAL POTASH LEADERSHIP

     In 1990, PCS acquired Saskterra, an offshore-oriented Saskatchewan company outside of Canpotex, the export sales agency for Saskatchewan potash producers. Then it arranged to handle offshore sales for New Mexico producers. In 1993, its purchase of the potash assets of Potash Company of America, including a mine in New Brunswick on Canada's east coast, improved access to markets in Europe and Latin America.

PHOSPHATE SYNERGIES ENHANCE DIVERSITY

     Solidly established in potash, in 1995 the Company entered the phosphate industry by purchasing Texasgulf, North America's premier phosphate producer. It strengthened its position by acquiring White Springs Agricultural Chemicals in Florida and blending the two acquisitions. With the benefit of synergies, PCS followed its strategy to achieve the best margins by producing the products in its diversified portfolio most in demand by the marketplace.

NITROGEN ADDS VALUE

     In 1997, PCS became the world's largest fertilizer company producing all three primary nutrients by acquiring Arcadian Corporation, the largest producer of nitrogen products in the Western Hemisphere. This acquisition broadened the range of fertilizer products available to its customers and greatly increased the share of its business devoted to industry.

THE STORY CONTINUES . . .

     The most recent acquisition, Potash Company of Canada Limited (Potacan), has a mill in New Brunswick ideally situated to give the Company more supply options. The purchase, completed in the first quarter of 1998, further strengthened the ability of PCS to meet the demands of its markets.


[GRAPH]

     PCS followed a growth strategy of building on its potash strength to successfully expand into phosphate and nitrogen, increasing its earnings each full year since it became publicly traded.

PCS PROPERTIES





[PICTURE]





COVER: Nitrogen, phosphorus and potassium, partners in producing healthy plants and animals are also partners in PCS. Just as the three nutrients work together to support plant growth, PCS works with farmers and dealers to help feed the world.

                                   HIGHLIGHTS

                               FINANCIAL SUMMARY

                     (US$ millions except where specified)


                                                         1997         1996
Net Sales                                              2,325.9      1,403.9
Costs and Expenses                                     1,878.3      1,104.4
Operating Income                                         447.6        299.5
Net Income                                               297.1        209.0
  Per Common Share (Actual Dollars)                       5.68         4.59
  Dividends Per Share (Actual Dollars CDN)                1.44         1.44
Cash Flow from Operations                                467.8        296.2
Long-Term Debt Obligations                             1,130.0        620.0
Shareholders' Equity                                   2,227.9      1,405.5
Return on Shareholders' Equity                           13.3%        14.9%


All financial data are stated in US dollars.

[GRAPH]

Earnings per share grew at an average compounded rate of 50 percent per year since 1993.

                            Potash Operating Summary

                          (in thousands of KCl tonnes)


Total Potash Production                                  6,483        5,782
North American Sales                                     3,017        2,589
Offshore Sales                                           3,623        3,023
  Sales to Third Parties                                 6,640        5,612
Sales to Florida Favorite Fertilizer                       129          121
Total Sales Tonnage                                      6,769        5,733


[GRAPH]

PCS used its cash flow to pay down $300 million of debt in 1997.

                          Phosphate Operating Summary

                            (in thousands of tonnes)


Total Phosphoric Acid Production (P2O5 tonnes)            2,282     2,096
Sales (product tonnes)
  Rock                                                       29       191
  Solids                                                  1,924     1,880
  Liquids                                                 1,366     1,240
  Animal Feed                                               752       778
  Industrial                                                363       216


Total P2O5 production and sales reflect the acquisition of the Geismar operation on March 6, 1997.

[GRAPH]

Net sales were up by 66 percent in 1997, providing record gross margin.

                           Nitrogen Operating Summary

                            (in thousands of tonnes)


Total Nitrogen Production (N tonnes)                      2,349        -
Sales (product tonnes)
  Manufactured Product
    Ammonia                                               1,061        -
    Urea                                                  1,226        -
    Nitrogen Solutions                                    1,719        -
    Other                                                   894        -
  Purchased Product                                       1,138      535


The nitrogen production and manufacturing data cover only a partial year, since the properties were acquired on March 6, 1997.

[GRAPH]

Record potash sales and higher prices helped raise 1997 operating income.

[PICTURE]

C. E. Childers, Chairman, President and Chief Executive Officer

Dear Shareholders

The year 1997 was one of continued growth and transition for your Company. Our net income and net income per share reached new highs, marking the seventh consecutive year since we became publicly traded that we improved earnings. In the past four years, we have posted year-over-year improvements in net income of 104 percent, 75 percent, 31 percent and 42 percent.

     On March 6, 1997, we acquired Arcadian Corporation, the largest nitrogen producer in the Western Hemisphere, making us the world's largest fertilizer company producing all three primary nutrients. This continued growth and evolution required a major reorganization, and operating subsidiaries were established representing each nutrient.

     The phosphate subsidiary, headed by Tom Wright, is headquartered in Raleigh, North Carolina and includes the phosphate mine and plant in North Carolina, the phosphate mine and two plants in Florida, the retail business in the southeast United States and seven feed phosphate plants strategically located throughout the United States.

     The nitrogen subsidiary, headed by Gary Carlson, is headquartered in Memphis, Tennessee. It includes seven plants located throughout the United States and a large complex in Trinidad.

     Our potash subsidiary is headquartered in the corporate headquarters building in Saskatoon, Saskatchewan, and is headed by Garth Moore. We own and operate five mines and have production rights in the Esterhazy properties of IMC, all located in Saskatchewan. We also own and operate potash mines in New Brunswick and Utah.

     Although each subsidiary President is responsible for the profitability of his operations, all PCS products are sold by our fourth subsidiary, PCS Sales. Bill Doyle, its President, is located in Saskatoon, along with the transportation and distribution group. PCS Sales personnel handling fertilizer, feed and industrial sales are located, respectively, in Chicago, Illinois; Raleigh, North Carolina; and Memphis, Tennessee.

     The merging of corporate cultures and procedures, as well as executives, into our new organization was completed during the year and is working efficiently.

     Our key corporate executives, Senior Vice Presidents John Gugulyn (Administration), Barry Humphreys (Finance), John Hampton (Legal), Wayne Brownlee (Business Development) and Betty-Ann Heggie (Corporate Relations), along with Peter Braun (Vice President - Audit), have all held their current responsibilities since privatization. They provide an experienced corporate team who have grown with PCS during this past eight years as they led its growth. The goal of PCS management has been and continues to be to provide increasing value to our shareholders.

     Our excess potash production capacity, held in abeyance for increased demand, proved to be a prime factor in our 1997 financial results. Strong markets, both in North America and overseas, resulted in a record year for potash. A 23-percent increase in domestic volumes over 1996 (exclusive of sales to another producer) along with a 13-percent increase in price, coupled with a 20-percent increase in export sales volumes, provided a 25-percent increase in net sales revenues and a 35-percent improvement in gross margin over 1996. Provincial mining and other taxes of $70 million cut into profits, but we nevertheless increased our operating income in potash by 26 percent over 1996.


[CHART]

The Company's ability to easily bring on its excess capacity improved potash gross margin as a percentage of sales.


[CHART]

The PCS nutrients worked together in 1997 for a near-record first quarter, an outstanding second quarter reflecting an exceptional spring fertilizer season, strong industrial sales in the third quarter, and record fourth-quarter potash sales.

     The phosphate business had results very similar to those of 1996. Fertilizer earnings were down due to reduced netbacks in the DAP market. We increased production of liquid products by 10 percent, as those prices were better than in 1996, but this could not offset the lower prices for solid phosphate fertilizers. Increased costs at our North Carolina operation due to mining problems and downtime at one of the sulphuric acid plants were offset by reduced costs at the Florida operation.

     The non-fertilizer phosphate business provided increased margins. Although this represented only 33 percent of phosphate net sales, it provided 47 percent of the gross margin. Increased prices in the feed business more than made up for a 3-percent decrease in sales volumes.

     The most significant reason for improved financials for PCS in 1997 was the addition of the nitrogen business. Net sales of $868 million provided $133 million in gross margin. Our second quarter results were very good but margins were increasingly under pressure as the year went along. As in phosphate, our non-fertilizer nitrogen business was an important part of this acquisition. With 34 percent of nitrogen net sales, it provided 51 percent of gross margin.

     In total, PCS had net sales of $2,326 million, an increase of 66 percent, gross margin of $585 million (up 52 percent), operating income of $448 million (up 49 percent), net income of $297 million (up 42 percent), and earnings per share of $5.68 (up 24 percent). Fertilizer products made up 72 percent of net sales and non-fertilizer products 28 percent. Gross margin was split 68 percent/32 percent fertilizer/non-fertilizer.

     The capital structure of PCS changed as the year progressed. We ended 1996 with a debt of $622 million and a debt to capital ratio of 30.7 percent. After the Arcadian acquisition, our debt was $1,506 million and debt to capital ratio was 42.7 percent. We ended 1997 with total debt of $1,235 million and a ratio of
35.7 percent. In June we sold our first bonds, a ten-year issue of $400 million at a coupon rate of 7.125 percent. The issue was oversubscribed and considered very successful. We maintain a BBB credit rating.


[CHART]

Flexibility in product selection and choice of markets benefited PCS sales volumes and gross margin throughout 1997. Its balanced product portfolio will enhance its position going forward.

     Cash flow continues to be a PCS trademark. Operating activities provided $468 million cash in 1997. Without changes in working capital, the amount was $503 million.

     Strong reserves and low-cost, efficient operations are other PCS strengths. Several safety milestones were reached during the year, including the prestigious John T. Ryan award for the safest mine in Canada being presented to our Rocanville potash mine for the second straight year. Employees at Aurora, White Springs and New Brunswick reached 2,000,000 hours without a lost-time injury.

     However, the year was not without some disappointment. The anticipated acquisition of the German potash company, Kali und Salz, the agreement for which was announced in December of 1996, was denied by the German Minister of Economics in July 1997. That acquisition, which had been worked on for more than two years, would have provided continued growth for PCS . But even without Kali und Salz, we have set an enviable record of growth. We are firmly established as the world's largest fertilizer company producing all three primary nutrients and our production is balanced among the three nutrients. We have a strong non-fertilizer segment, utilizing products made from our fertilizer resources.

     With a strong, experienced management team led by an equally strong, experienced Board of Directors, we do not intend to rest on our accomplishments. We have in excess of five million tonnes of low-cost Saskatchewan potash production capacity which we intend to produce and sell as the market grows. We have completed the purchase of Potacan, another potash producer in New Brunswick. Although the mine is flooded, the assets include a 1.3-million tonne mill and excellent storage, loading and shipping facilities. This asset provides several options for increasing our potash business out of the east coast of Canada.

     Although the nitrogen business is going through a period of low margins, the new plant in Trinidad will provide low-cost ammonia with a gas contract tied to ammonia prices, and further solidify our position in nitrogen. When the new plant is operating, nearly 45 percent of our ammonia production will be tied to such gas contracts. The high-cost operation at Wilmington, North Carolina will cease production in 1998, with replacement production coming from more efficient plants.

     Your management will continue to strive to improve the value of your PCS ownership. Our managers will continue to look for synergies among our plants as well as improvements in costs and efficiency at each operation. Our sales subsidiary will continue to look for innovative marketing and new ways to increase our margins. As always, we will search for accretive acquisitions.

Yours truly,


[SIG]
C. E. Childers

Chairman, President and Chief Executive Officer

March 3, 1998

[PICTURE]


From modern plants in the Western Hemisphere, PCS produced and sold 17 million tonnes of potash, phosphate and nitrogen to customers worldwide.

                                                                      PCS POTASH

                                   [PICTURE]


SUPPLIER TO THE WORLD

     Potassium, a vital nutrient for plants and animals, raises crop yields and food value in plants, builds resistance to disease and environmental stresses, and improves shipping, handling and storage qualities. Animals need potassium for maintenance, growth and milk production. Potash is the major source of potassium.

     PCS draws product from seven potash mines in Canada, six of which it owns and operates, and one wholly-owned mine in the United States. It has 23 percent of world capacity and an estimated 52 percent of excess capacity, so it can increase production as markets grow and further reduce its costs per tonne. Its reserves, which will last more than 100 years, will maintain it as a leader of the world potash industry far into the future. It consistently makes more than half its sales offshore, and is a primary supplier to developing nations, where demand for potash continues to grow.

     In a world in which only seven countries have significant quantities of potash and more than 150 countries use it, there is a large international trade. About three-quarters of world production moves across borders. Canada is the largest producer, followed by Germany and the Former Soviet Union countries of Russia and Belarus. The United States, the leading consumer, imports 85 percent of its potash. China, Brazil and India are the leading offshore consumers. Developing nations, with little or no indigenous potash, account for approximately 45 percent of world consumption.

     From deep underground, potash is brought to the surface for processing in on-site mills. Important factors in varying production costs around the world are thickness, consistency and continuity of the ore; its depth, geological conditions and K2O grade; mill recovery achievable; operational capacity and degree of automation. PCS pulls the majority of its product from mines in Saskatchewan, where the flat beds put all mines in the lowest cost quartile on a cash-cost basis.

     In the first quarter of 1998, PCS purchased Potash Company of Canada Limited (Potacan), which has a mill and a flooded mine in New Brunswick. The Company will use the mill initially to upgrade standard grade potash from Saskatchewan to granular product for markets in Eastern Canada and the United States. It will investigate additional future opportunities for the facility, such as increasing ore production at its original New Brunswick mine to be processed at the new mill.


[GRAPH]

Source: Fertecon, NRC, PCS


With world demand up by 14 percent in 1997 and the closure of two North American potash mines, PCS increased production to 53 percent of capacity, up from 47 percent in 1996.

[PICTURE]

This electrostatic precipitator removes dust from the dryer exhaust at Rocanville, helping the operation fulfil its responsibility to protect the environment.


     PCS produces two dozen grades of potash fertilizer to suit different markets. Agricultural product is guaranteed to have a minimum of 60 percent K2O (95 percent KCl) when it leaves a mine site. Potash has industrial uses in soaps, perfumes, TV and computer screens, and in the oil and gas industry. PCS produces and markets a potassium-based water softening product, Softouch, and an ice melt. Its New Brunswick and Utah mines produce sodium chloride (salt), used for de-icing winter roads and manufactured into various products.

RECORD POTASH PRODUCTION

     With strong domestic and offshore demand and markets tightened by the closure of two North American mines, PCS set a new production record in 1997. It produced 6.483 million tonnes, 6.8 percent more than the record set in 1995 and 12 percent more than in 1996. This represented 16 percent of total world production. Costs on a per-tonne basis were down due to higher production.

     New Brunswick and Moab produced 0.926 million tonnes of sodium chloride.

     Productivity records were set at Lanigan, Allan and New Brunswick.

     Numerous production records were broken in 1997, including daily, weekly and monthly records for white product at Cory. Lanigan set a record for annual production, for ore hoisted and milled and for the hourly feed rate through its mill. New Brunswick set annual production records for potash and salt.

     One of the dredges at Patience Lake, a solution mine, was successfully automated, raising productivity. Modified hoisting systems installed at Rocanville and Allan improved reliability and maintenance costs. The new computerized control system for the crystallizer circuit enhanced efficiency and recovery at Allan. Cory's miner automation project continued to progress, and plant throughput and efficiency were increased. First phase modifications to the crystallizer circuit at New Brunswick will result in significant annual fuel savings, and installation of a crusher in the compaction circuit increased granular production.

     PCS reserves at Esterhazy are mined by International Minerals and Chemical (Canada) Global Limited under a long-term mining and processing agreement effective through 2026. Every

1997 Production



                           ANNUAL                1997                  1996             MINE SITE
                          CAPACITY            PRODUCTION            PRODUCTION          EMPLOYEES
                    (million tonnes KCl)  (million tonnes KCl)  (million tonnes KCl)    (active)

Lanigan, SK                3.828                 1.600                 1.251                324
Rocanville,SK              2.295                 1.692                 1.502                312
Allan, SK                  1.885                 1.011                  .892                266
Cory, SK                   1.361                  .626                  .625                145
Patience Lake, SK          1.033                  .277                  .294                 76
Esterhazy, SK1              .951                  .498                  .442                  2
New Brunswick, NB           .770                  .715                  .702                334
Moab, UT                    .080                  .064                  .074                 51
Total                     12.203                 6.483                 5.782              1,510

1 Production at Esterhazy is mined from PCS reserves by International Minerals and Chemical (Canada) Global Limited under a long-term agreement.

five years, PCS has the option of terminating this agreement; the next opportunity is June 30, 2001. Under the agreement, the Company can take between
0.45 million and 0.95 million tonnes of product per year from IMC, and it has served notice that it will increase its allocation to 0.635 million tonnes, effective July 1, 1998.

LEADING IN SAFETY

     New safety records were set throughout the potash divisions in 1997, reflecting the emphasis PCS puts on this area.

     In 1997, for the second straight year, Rocanville received a national John
T. Ryan award; it was the safest mine in Canada in 1996 in the select mining category. On February 4, 1998, the division reached seven years without a lost-time injury. Lanigan received its fifth John T. Ryan award for notable achievement in safe mining in 1996, and marked two years without a lost-time accident on August 1. Allan reached three years on October 19. New Brunswick recorded three years without a lost-time accident on June 8. It received awards from the New Brunswick Mining Association for the lowest frequency and severity of lost-time accidents of all mines in the province in 1996. Patience Lake worked four years without a lost-time accident as of September 3, 1997, and Cory two years on January 2, 1998. Moab completed three years without a lost-time injury on February 7, 1998.

     PCS teams again excelled at the 1997 Saskatchewan mine rescue competition, with Lanigan winning for the fourth time. Allan, the 1996 winner, was runner-up among underground mines. Rocanville won the 17th annual PCS Fireman's Rodeo; Allan was runner-up. All PCS mines and fire departments in three nearby communities competed in six rodeo events that demand a range of firefighting skills.

TECHNOLOGY SUPPORTS PRODUCTION

     Several new potash products were developed to meet the needs of PCS customers with specific requirements for size, shape, durability, purity or nutrient composition.

     New process instrumentation for the control of potash mills was introduced, including grade and brine saturation.

     Mineral separations technologies for improved recovery of potash were demonstrated at operations, as well as isolation of waste streams for environmental management.

                                   [PICTURE]

PCS leads the potash industry in mining automation, and Rocanville is the trailblazer in this area.

                                 PCS PHOSPHATE [PICTURE]

A DIVERSITY OF QUALITY PRODUCTS

Underground phosphate deposits are the source of phosphorus, the energizer of plant production, which is required for photosynthesis, energy transfer and reproduction, and assists other yield-developing processes. Animals need phosphorus for general nutrition and normal body growth, maintenance and repair.

     About 60 countries produce phosphate products, and PCS is the world's third largest producer. It has 9 percent of world production and 7 percent of capacity at its efficient facilities in North Carolina, northern Florida and Louisiana. The most flexible of the major phosphate companies, PCS can switch its production among fertilizers, animal feed supplements and products used in industry, to maximize margins.

     The PCS complex at Aurora, North Carolina has traditionally been recognized by outside experts as the lowest-cost producer of phosphoric acid, the feedstock for its other phosphate products. Synergies and efficiencies at the complex at White Springs, Florida, following its integration with Aurora, brought its costs down so that the phosphoric acid from White Springs' Swift Creek plant now rivals Aurora's in cost. Together the two facilities cement the PCS position as the industry's lowest-cost P2O5 producer.

     Phosphate production facilities are part of the Company's nitrogen operations at Geismar, Louisiana, producing superphosphoric acid and phosphate solutions. Its superphosphoric acid production, combined with that of Aurora and White Springs, confirmed PCS as the world's leading supplier of this fertilizer intermediary geared to the conservation tillage systems increasingly popular in the United States.

     The PCS high-quality phosphate ore reserves will last more than 50 years operating at full capacity. Multi-year permits allow the Company to draw on those reserves in both North Carolina and Florida, giving it an advantage over producers whose costs are expected to increase as they spend more on rock.

     Important factors in varying phosphate production costs around the world include thickness, consistency and continuity of the ore, its depth, geological conditions and concentration ratio (material removed to obtain a tonne of phosphate rock). Aurora benefits from high P2O5 content in its ore, from high tonnage of recovered rock per acre and from a lower concentration ratio. It does not require clay pond impoundment areas because it blends its byproduct gypsum, clays and sand into a unique neutralized soil which facilitates and accelerates land reclamation. Both Aurora and White Springs are convenient to tidewater, which benefits transportation costs.

     After sand and clay are separated from the phosphate ore, the resulting phosphate rock is reacted with sulphuric acid to produce phosphoric


1997 PROFILE OF PCS PRODUCTS


                 POTASH             PHOSPHATE              NITROGEN

                 [GRAPH]             [GRAPH]               [GRAPH]


PCS has balanced production among its three nutrients, with a strong non-fertilizer segment that utilizes products made from its fertilizer resources.

acid (P2O5). From that acid, PCS produces phosphate fertilizers, both solid and liquid, industrial phosphoric acid used in food and beverage products and industrial applications, and feed supplements for livestock and poultry. It is the world's largest manufacturer of such phosphate feed supplements, producing at seven plants strategically positioned throughout the United States so that most customers are no more than 200 miles from their next shipment.

     DAP (diammonium phosphate, 46 percent P2O5) is the major solid fertilizer, an important domestic and export product which is applied directly or in fertilizer blends.

     The major liquid products, SPA (superphosphoric acid, 70 percent P2O5) and MGA (merchant grade acid, 54 percent P2O5), are the feedstock for various liquid and solid fertilizers, phosphate feed supplements and industrial quality acid.

     SPA and MGA are commonly mixed with other nutrients to produce liquid fertilizers with varying concentrations of P2O5 for the domestic market. LoMag SPA (70 percent P2O5) is aimed specifically at the growing minimum till market, and PCS produces nearly half the US supply. Black SPA is sold in North America to dealers seeking economical suspension liquid fertilizers.

     PCS now uses most of its black SPA in its feed plants to produce the animal feed supplements Dical (dicalcium phosphate, 18.5 percent phosphorus) and Monocal (monocalcium phosphate, 21 percent phosphorus). DFP or defluorinated phosphate (tricalcium phosphate, 18 percent phosphorus) is produced by calcining a mixture of phosphate rock, MGA and soda ash or caustic soda. Dical and Monocal are used primarily for swine and cattle, DFP for poultry.

     In a joint venture at its Aurora plant, PCS produces industrial phosphoric acid. This purified acid is used by soft drink companies to put the tang in soft drinks, and by metal treating companies to put the shine on shower doors. It is used in food products, institutional and industrial detergents, production of activated carbon for emission controls and water treatment, and many more areas.

     World trade in phosphate products represents about one-third of total production; much phosphoric acid is converted into finished products in the country of origin and the products are mainly used there. The United States is by far the biggest phosphate exporter, providing about 70 percent of world DAP trade. Morocco and Tunisia are the largest MGA exporters, accounting for about 60 percent of liquid trade.


[PICTURE]

The phosphate ore at Aurora lends itself well to production of high-quality liquids in demand in domestic and offshore markets.

[PICTURE]

The size and quality of its phosphate ore reserves give PCS a competitive advantage over other North American producers.


     More than 150 countries use phosphate fertilizers, and developing nations account for approximately 65 percent of phosphate consumption. China is the largest overall importer of phosphate products and by far the largest DAP importer, followed typically by India and Pakistan. India is the major importer of MGA, with Brazil a distant second.

FLEXIBLE PHOSPHATE PRODUCTION

     PCS phosphoric acid production in 1997 totalled 2.282 million P2O5 tonnes, 9 percent more than in 1996. Most of the increase is due to phosphate production at the Geismar, Louisiana facility which was part of the Arcadian acquisition. PCS Aurora produced phosphate rock at 80 percent of rated capacity and P2O5 at 101 percent. White Springs produced rock at 100 percent of capacity, and P2O5 at 88 percent. Rock is produced at White Springs' Swift Creek mine and processed at the Suwannee River and Swift Creek facilities. Geismar uses imported rock.

     White Springs productivity rose and its DAP costs per tonne were reduced by 6 percent. The Swift Creek plant operated according to its original


1997 Rock and Acid Production


                                  PHOSPHATE ROCK                           PHOSPHORIC ACID
                        ANNUAL        1997          1996         ANNUAL         1997          1996       MINE SITE
                       CAPACITY    PRODUCTION    PRODUCTION     CAPACITY     PRODUCTION    PRODUCTION    EMPLOYEES
                                (million tonnes)                        (million P2O5 tonnes)            (active)
Aurora, NC                6.0         4.806        4.331          1.152          1.168        1.164        1,168
White Springs, FL         3.6         3.585        3.143          1.093           .962         .932        1,114
Geismar, LA1                -             -            -           .202           .152            -           53
------------------------------------------------------------------------------------------------------------------
Total                     9.6         8.391        7.474          2.447          2.282        2.096        2,335



1997 Phosphate Fertilizer Production

(All figures in million product tonnes)


                                    AURORA                         WHITE SPRINGS                  GEISMAR1
                        ANNUAL       1997        1996      ANNUAL      1997        1996      ANNUAL      1997
                       CAPACITY   PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION
Liquid fertilizers
    MGA2                1.835       1.753       1.750      1.908       1.474       1.448      .337        .252
    SPA                  .676        .348        .300      1.138        .788        .751      .196        .121
Solid fertilizers
    DAP                 1.247       1.215       1.117       .662        .724        .642         -           -

1  Since acquisition on March 6, 1997.

2 A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

1997 Feed Phosphate Production


                             ANNUAL             1997              1996
                            CAPACITY         PRODUCTION        PRODUCTION       EMPLOYEES
                         (million tonnes)  (million tonnes)  (million tonnes)   (active)
Davenport, IA                  .280              .080              .103            27
Marseilles, IL                 .278              .187              .182            38
White Springs, FL (D/M)        .218              .108              .100            20
Weeping Water, NE              .209              .161              .158            42
Kinston, NC                    .141              .070              .071            29
White Springs, FL (DFP)        .100              .079              .083            41
Saltville, VA                  .078              .072              .076            48
-----------------------------------------------------------------------------------------
Total                         1.304              .757              .773           245

design, as a single product producer of black SPA, and debottlenecking to meet higher demand helped raise its output above 1996 levels. White Springs began producing defluorinated phosphoric acid (58 percent P2O5). It set annual records for rock, sulphuric acid, P2O5, black SPA and DAP, and monthly records for rock, P2O5, black SPA and DAP.

     Aurora produced record annual volumes of phosphoric acid, 30 percent green phosphoric acid, 11-37-0, DAP and purified acid. Monthly records were set for sulphuric acid, P2O5, 30 percent green phosphoric acid, 11-37-0 and purified acid. Revised mining techniques were utilized to recover ore in demanding geological conditions.

     Production costs were affected negatively by Aurora's rock conditions and slightly higher costs for sulphur, but benefited from lower ammonia costs.

FEED PHOSPHATE PRODUCTION

     Dical and Monocal were produced at Weeping Water, Kinston, Marseilles, Davenport and White Springs facilities; Saltville and White Springs produced DFP. Marseilles and Weeping Water set daily and annual production records, Kinston and Davenport daily records, and Saltville a quarterly record.

     Saltville installed a system that lets it use either caustic soda or soda ash, depending on their prices. With White Springs personnel, it developed a feed formulation system which significantly improved grade control and reduced costs. Weeping Water's new process control system was linked to the local area network so it can monitor plant operations and control production from remote locations. The White Springs DFP plant increased its capacity by adding new blowers.

INDUSTRIAL ACID RECORD

     The purified acid plant at Aurora produced a record 0.139 million P2O5 tonnes for industrial use, and reduced its production costs. It operated at 103 percent of its rated capacity. Geismar produced 0.062 million P2O5 tonnes of high-quality acid for its largest industrial contract.

SAFETY AT THE FOREFRONT

     Employees at White Springs completed 2 million hours without a lost-time accident in May, and received the Chairman's Award. The mining operation was inspected by the federal Mine Safety and Health Administration twice during the year and received no citations. White Springs continued


[PICTURE]

Since White Springs joined PCS , its Swift Creek facility has become one of the most cost-effective in the phosphate industry.

to train an integrated Emergency Response Team for fire, chemical incidents, medical treatment and confined space rescue.

     Aurora achieved 1 million hours without a lost-time accident in August 1997, and was presented with the President's Award. It reached 2 million hours on January 3, 1998. It initiated hazard recognition training and STOP safety observation training for all employees.

     Both facilities received the new Thoroughbred Chemical Safety Award from Norfolk Southern Corporation for shipping more than 1,000 carloads of hazardous materials during calendar year 1996 without a shipper-caused incident.

     Davenport completed 18 years without a lost-time accident and Weeping Water had its tenth quarterly Mine Safety and Health Administration inspection without a citation. Marseilles' new barge unloading system significantly reduced safety hazards and operating costs; the plant completed three years without a lost-time accident.

TECHNOLOGY SUPPORTS QUALITY

     Aurora modified its superacid process in 1997 to increase its output of high-quality LoMag liquid fertilizer, and improved its scrubber systems for DAP to increase ammonia recovery.

     The quality of DAP produced at White Springs now ranks with the best in the industry. Building on 1996 improvements, a $3-million product cooler was installed to ensure free-flowing, non-caking DAP. A unit-train concept with trains of 60 or more cars instituted to supply black SPA to the Weeping Water feed plant significantly improved utilization of the fleet of lined and insulated SPA cars.


                                  PCS NITROGEN [PICTURE]

A WEALTH OF UPGRADED PRODUCTS

Nitrogen, part of every living cell, is the fundamental building block of all plant proteins and improves yield size and quality. Animals need nitrogen for proper nutrition and maturation, and it is part of the genetic blueprints RNA and DNA. Plants obtain nitrogen from the atmosphere through lightning or from bacteria found in nodules on the roots of legumes, but manufactured fertilizer provides it more effectively. Today, nitrogen products are made from ammonia synthesized from natural gas, steam and air.

     In 1997, PCS acquired the US nitrogen company, Arcadian Corporation of Memphis, Tennessee. With seven strategically located plants in the United States and a complex in Trinidad, it has a wealth of upgraded nitrogen products used as fertilizer and in industry.

     Ammonia (NH3, 82 percent nitrogen) is the most concentrated form of nitrogen fertilizer and the feedstock for all value-added nitrogen products. Annual world ammonia capacity, spread among more than 75 countries, is approximately 153 million tonnes. Because of this widespread production, nitrogen is a very regional business, with less trade crossing borders than the other primary nutrients. China, the United States, India and Russia are the world's largest producers; China, the US and India are the largest consumers of nitrogen products. Asia consumes about 45 percent of all nitrogen used worldwide. The United States is by far the largest importer of ammonia, with Trinidad, Canada and Russia its primary suppliers.

     Adequate supplies of low-cost natural gas are key to the competitive production of nitrogen products. This vital input can represent, on average, 30 percent to 50 percent of PCS Nitrogen's operating budget. It has a purchasing strategy by which one-third of its natural gas is fixed-priced, one-third is market-priced and the remaining one-third benefits from natural gas supplies in Trinidad indexed to ammonia prices in the Caribbean.

     PCS is in a unique position. When the plant in Trinidad scheduled for completion early in the second quarter of 1998 comes on line, nearly 45 percent of PCS ammonia will be produced in Trinidad, where its margins are sheltered. Much of the Trinidad ammonia production goes to Florida producers of DAP. Nearly half the Company's US nitrogen production goes to industrial customers as ammonia or upgraded products. PCS can use over a third of the remaining ammonia for its DAP production. The remainder of its nitrogen business is agricultural and benefits from its strategic plant locations in the US Midwest and their positive price differential with the Gulf.

     The most diversified nitrogen producer, PCS produces urea (46 percent nitrogen), the world's most popular manufactured fertilizer and the major fertilizer source of nitrogen. It also produces the solid fertilizer ammonium nitrate (34 percent nitrogen); nitric acid is a feedstock for its production. Nitrogen solutions (28-32 percent nitrogen) are produced by combining the liquid forms of urea and ammonium nitrate.

     The Company is a major supplier of industrial nitrogen products, which are used by industry as raw materials for intermediates in the manufacture of many products. On average, industrial customers take 80 percent of the urea and ammonia produced and sold by PCS in the United States, 73 percent of the ammonium nitrate and all the nitric acid.

     Nitrogen products are used in many familiar products, such as quality nylon carpets, acrylic sweaters, plastics for home and car, refrigerants in automobile air conditioners, automobile paint and tires, resins and adhesives for the building trade, and pharmaceuticals. Urea is needed for the insulin product humulin used by eight million diabetics around the world.

     PCS also produces micro prilled urea, a nitrogen-based supplement that helps build protein in cattle.


[PICTURE]

The low-cost Augusta plant is recognized by outside experts as one of the most efficient in the United States.

1997 Production*

(Million Tonnes)


                                                                                        AMMONIUM            NITROGEN
                     AMMONIA1           NITRIC ACID1 2          UREA SOLIDS          NITRATE SOLIDS         SOLUTIONS
                ANNUAL                 ANNUAL                ANNUAL                ANNUAL                ANNUAL
               CAPACITY   PRODUCTION  CAPACITY  PRODUCTION  CAPACITY  PRODUCTION  CAPACITY  PRODUCTION  CAPACITY  PRODUCTION
Trinidad        1.192        .923        -           -       .586        .489        -           -         -           -
Augusta, GA      .622        .549      .474        .409      .274        .282      .397        .343      .581        .356
Lima, OH         .525        .388      .097        .075      .329        .192        -           -       .163        .128
Geismar, LA      .476        .404      .560        .441        -           -         -           -      1.028        .873
Memphis, TN      .357        .275        -           -       .399        .249        -           -         -           -
Clinton, IA      .238        .182      .126        .105        -           -       .079        .077      .163        .083
LaPlatte, NE     .182        .143      .178        .125        -           -         -           -       .436        .344
Wilmington, NC     -           -       .161        .087        -           -         -           -       .408        .082
----------------------------------------------------------------------------------------------------------------------------
Total           3.592       2.864     1.596       1.242     1.588       1.212      .476        .420     2.779       1.866

*  Since acquisition on March 6, 1997.

1 A substantial portion of ammonia and nitric acid is upgraded to value-added products.

2  HNO3 tonnes.


[PICTURE]


PCS Trinidad ships nitrogen products to the United States and offshore markets through Point Lisas, on the Gulf of Paria.

NITROGEN PRODUCTION FOR AGRICULTURE AND INDUSTRY

     PCS produced 2.864 million tonnes of ammonia in the ten months after its acquisition of Arcadian, 68 percent from its plants in the United States and 32 percent in Trinidad. That represented 12 percent of production in the Western Hemisphere.

     Two major expansions that were under way at the time of acquisition are continuing. A fourth ammonia plant (04) being added to the Trinidad operations will raise ammonia capacity there to 1.836 million tonnes and total annual PCS capacity to 4.236 million tonnes. In response to growing market demand, nitric acid capacity is being expanded at Geismar. Expansions in ammonia and urea production capacities at Lima planned before PCS acquired Arcadian were cut back.

     In 1997, in response to the difficult market for nitrogen solutions, PCS cut back solutions production at its Wilmington plant - the only nitrogen facility which does not produce its own ammonia feedstock. The lower-cost Augusta plant will take over the supply of nitric acid for the Company's contract with W.R. Grace.

     Augusta set annual production records in ammonia, nitric acid, urea, ammonium nitrate and nitrogen solutions. Clinton set a record for annual production of ammonium nitrate, Geismar for ammonia and nitric acid, LaPlatte for nitrogen solutions and Memphis for ammonia. Memphis, LaPlatte, Lima and Trinidad's three ammonia units completed turnarounds. Trinidad's 03 ammonia plant increased production by 10 percent over design levels after its turnaround, and Trinidad set an annual urea production record.

     Increased production costs were partially due to the many plant turnarounds in 1997. Costs of natural gas, a key ingredient in ammonia production, were up
10.6 percent in the United States, but down 15.6 percent in Trinidad.

     On December 31, 1997, PCS Nitrogen had 1,253 employees and 489 contract workers, including those in Geismar's phosphate operations.

EXPANDING INDUSTRIAL PRODUCTION

     Many of the Company's nitrogen products have widespread industrial uses, and it is responding to the growing demand for industrial nitrogen products by expanding its production capabilities. It is building a new nitric acid plant at Geismar to supply product to a customer that makes methyl diphenyl diisocyanate
(MDI), used in flexible cushioning foams and rigid urethane foams. AC Industries, Inc., the PCS joint venture with Airgas Carbonics, Inc., expanded its carbon dioxide liquefaction plant next to the Company's Augusta facility in 1997, making it one of the largest liquid carbon dioxide plants in the world. Augusta will supply the additional 645 tonnes per day of CO2.

     A plant making caprolactam for carpets and a calcium nitrite plant are also located adjacent to Augusta. Other industrial plants are located near Geismar, Lima and Memphis, using PCS products to make MDI, toluene diisocyanate, acrylonitrile for hard plastics such as bumpers, and feedstock for plastics.

     PCS also produced 0.074 million tonnes of micro prilled urea at Memphis.

SAFETY A PRIORITY

     Safety systems at the nitrogen operations are designed for employee leadership; they include Behavior Based Safety, with peer-on-peer safety observations and feedback, and Root Cause investigations. Accumulative safety records attest to their effectiveness: Geismar has worked more than 3.5 million hours without a lost-time injury; Clinton exceeded 1.3 million hours without a lost-time injury and received its fifth Iowa Safety Council Award for Outstanding Achievement in Accident Prevention; LaPlatte received its fifth Award of Honor from the Nebraska Safety Council, again with distinction; Wilmington was presented with its third North Carolina Department of Safety Award. Lima, an Occupational Safety and Health Administration VPP Star recipient, exceeded 1 million hours without a lost-time injury; Augusta has gone a year without a lost-time injury; Memphis achieved two years in December. Plant employees in Trinidad reached 1 million hours without a lost-time injury on January 31, 1998, and 3 million hours on the 04 ammonia plant construction project were completed in February 1998 without an injury. Hurricane procedures were included in new health, safety and environmental procedures at the Trinidad facility.

     PCS Nitrogen received Norfolk Southern Corporation's new Thoroughbred Chemical Safety Award for shipping more than 1,000 carloads of hazardous materials during a year without a shipper-caused incident.

     Employees are active in local Emergency Planning Commissions, state Emergency Response Commissions and local Mutual Aid Organizations. They use the unique ammonia safety training railcar they designed and built to train community emergency response personnel and customers in the safe handling of ammonia. Hazardous Materials response teams visit local schools and community functions to teach about chemical safety; at Geismar alone, more than 1,000 students toured the team's vehicle. Clinton led the way in organizing a farm safety camp in which its employees taught and more than 500 local residents participated.

MAJOR WESTERN HEMISPHERE AMONIA PRODUCERS

[GRAPH]

Source: Fertecon, BJA, PCS

When its new Trinidad plant is completed, nearly 45 percent of PCS ammonia will be produced with gas contracts tied to the price of ammonia.

[PICTURE]

Total world fertilizer consumption grew in 1997 and PCS increased its customer base.

                              PCS SALES [PICTURE]

Total world fertilizer consumption grew in 1997 and PCS increased its customer base.

GROWING GLOBAL SALES OF QUALITY PRODUCTS

PCS became a company producing and selling all three primary nutrients in 1997, a year when total world fertilizer consumption grew. The Company responded to increased world potash demand with the highest sales in its history. While emphasizing higher-margin products in phosphate and nitrogen, it offered the industry's widest range of products to an expanding customer base. Providing three nutrients instead of one in a convenient one-stop shopping system, PCS increased its customer base to about 2,600 in 1997, six times more than when it produced and sold only potash.

     World potash production totalled an estimated 41.7 million tonnes in 1997, 9 percent more than in 1996. World sales jumped to approximately 42.2 million tonnes, up 14 percent after a slight decline in 1996. PCS provided 16 percent of world sales and 28 percent of domestic sales.

     World production of phosphoric acid was up an estimated 2.3 percent. Production of phosphate fertilizer products totalled about 34 million P2O5 tonnes, and world consumption grew by roughly 3 percent. One of every 19 tonnes used around the world and one of every 5 tonnes applied to North American fields came from PCS.

     Worldwide production of ammonia, the feedstock for all nitrogen products, totalled about 129 million tonnes in 1997 and consumption grew by almost 3 percent.

RECORD POTASH SALES

     After beginning 1997 with one of the best spring seasons in its history, PCS went on to sell a total of 6.769 million tonnes, topping its all-time sales record set in 1995 by 13.6 percent. Third-quarter sales set a new company record, and both domestic and offshore sales surpassed previous annual records.

     World potash sales jumped significantly. Supply was tightened in the second half of the year by the flooding and closure of Potacan in New Brunswick and the closure of Eddy in New Mexico. These closures took about 1.6 million tonnes of annual capacity out of the market.

     North American demand was up and prices climbed throughout the year. Total demand was an estimated 11.3 million tonnes KCl, 15 percent more than in 1996.


                        PCS SALES VOLUMES BY REGION 1997

[PICTURE]

PCS is firmly established as a reliable international supplier of the three primary nutrients.

     China and Brazil bought record volumes and India, with its increased subsidies, was back in the market. In all, China bought 50 percent more potash from all suppliers than it had in 1996, a total of 4.6 million tonnes. Brazil, which achieved favorable prices for its cash crops of soybeans, coffee, sugarcane and citrus fruits, bought record volumes of potash, nearly 3.5 million tonnes from all sources. Its total KCl imports were up 16 percent. India is not a large market for Canpotex but its buying patterns influence sales elsewhere. The Malaysian market was strengthened by a joint venture there between Canpotex and International Potash Company of the Former Soviet Union.

DOMESTIC

     PCS sold a record 3.146 million tonnes domestically, including inter-company sales of 0.129 million tonnes to Florida Favorite Fertilizer. This was 23 percent more than in 1996 (exclusive of sales to another producer in 1996). The United States market took more than 90 percent; the largest customers were agricultural co-ops and big national firms.

     The Company made record sales in the first half, with demand in April setting a record. The removal of Potacan from the market affected supply, and the year ended with low producer inventories. PCS also achieved record sales in the second half.

     Higher prices were achieved for September and November, which contributed to higher realizations in the fourth quarter and for the year. Demand jumped in the fall as customers bought before announced and expected price increases took effect, anticipating strong spring demand in 1998 due to the increased acreage expected to be planted.

OFFSHORE

     PCS sold 3.623 million tonnes of its potash offshore in 1997, 20 percent above the 1996 total and 1.4 percent more than the previous record of 3.574 million tonnes set in 1995.

     Brazil was again the largest offshore market for PCS New Brunswick, accounting for 75 percent of its total exports of 0.663 million tonnes.

     Canpotex set an all-time sales record of 5.19 million tonnes in 1997, 25 percent higher than the 4.15 million tonnes it sold in 1996. PCS provided 2.960 million tonnes in 1997. China bought one of every three tonnes sold by Canpotex, a total of 1.78 million tonnes KCl. Other record markets were New Zealand, where Canpotex is now the largest supplier, Thailand and Vietnam.

     Although spot prices for standard product were under pressure early in the year, the offshore market gained strength in the second half. Higher prices were achieved in Brazil and, in December, in a large sale by Canpotex to China.

INDUSTRIAL

     Six percent of total domestic and offshore sales were industrial. Often these customers refine the potash further before using it or reselling it for manufacture of other products. The US is a major industrial market for PCS , but Japan, Korea and China are also important customers for industrial potash. Sales of the Company's water softening product Softouch jumped by 20 percent in 1997, continuing its regular annual growth.


[PICTURE]


After corn, wheat is the crop that uses the most fertilizer in the United
States.

[PICTURE]

North American farmers are producing more grain per acre with the help of proper fertilization and modern agricultural methods.


LIQUID PHOSPHATES LEAD THE WAY

     World phosphate trade was near an all-time high in 1997, with strong exports of solid fertilizers and MGA. Sales of DAP by all world suppliers were similar to 1996 levels. India, with its fertilizer subsidies, and China bought more, but sales to Pakistan were down. It returned to the market early in 1998.

     Following its policy of emphasizing the phosphate products with the best margins, PCS cut back in 1997 on offshore sales of MGA and upgraded its phosphoric acid in North America where prices were better. During the year, it sold a record 4.434 million tonnes of phosphate products, exceeding 1996 fertilizer sales, maintaining its leadership in sales of phosphate feed supplements, and increasing sales of industrial products.

FERTILIZER PRODUCTS

     At 3.290 million tonnes, PCS sales of fertilizer products in 1997 were 5 percent above the 3.120 million tonnes sold in 1996, its first full year in the phosphate business. The Company sold 1.924 million tonnes of solid fertilizers, divided 58 percent-42 percent between offshore and domestic sales, and 1.366 million tonnes of liquid fertilizers, 32 percent offshore and 68 percent domestically. Offshore sales are handled through PhosChem, a phosphate export association which shipped 9 percent more DAP in 1997.

     SOLID FERTILIZERS: Total PCS sales of DAP were slightly up over 1996 levels, 1.924 million tonnes compared to 1.880 million tonnes. PCS sold 1.113 million tonnes offshore, more than half its production, compared to 1.062 million tonnes in 1996. It supplied about one quarter of the 4.36 million tonnes shipped by PhosChem, which was fully committed in the fourth quarter. China, the largest offshore buyer, bought more from PhosChem and India also bought strongly. Those increases were balanced by lower exports to other countries, primarily New Zealand, Vietnam, Thailand and Argentina. Pakistan did not purchase from PhosChem but its buying patterns affect world trade.

     The Company sold 0.811 million tonnes of DAP domestically, similar to 1996 levels. DAP prices were below 1996 levels in both offshore and domestic markets.

     LIQUID FERTILIZERS: PCS sold 1.366 million tonnes of liquid fertilizers in 1997, compared to 1.240 million tonnes in 1996. LoMag was the major domestic product and amber MGA the major export product. PCS supplied 88.5 percent of the
0.42 million solution tonnes of MGA shipped by PhosChem, about the same percentage as in 1996.

     With tight phosphoric acid utilization worldwide, MGA prices were strong. Prices for liquid fertilizers were higher than in 1996, and PCS realizations from liquid fertilizer sales were up 5 percent.

PHOSPHATE ROCK

     Sales of phosphate rock were sharply down in 1997 to 0.029 million tonnes, just 15 percent of 1996 sales, as PCS followed its policy of retaining its rock for its own production.

NON-FERTILIZER PRODUCTS

     The Company's main non-fertilizer products are the phosphate feed supplements Monocal, Dical and DFP for livestock and poultry, with industrial phosphates as a specialized market area.

     FEED SUPPLEMENTS: PCS sold 0.752 million tonnes of feed products, down 3 percent from 1996. Sales were divided among Monocal (48 percent), Dical (30 percent) and DFP (20 percent). Feedgrade MAP made up the remainder.

     Domestic sales of Dical were down due to reduced demand throughout the industry in the first half of the year. Monocal sales were up.

     Exports were a record, up 13 percent. Latin American countries provided the main markets, with new sales to Asia. Monocal is the main export product.

     Total prices were up 6 percent over 1996 levels.

     INDUSTRIAL PRODUCTS: PCS produces phosphoric acid for industrial purposes at Aurora and Geismar, and sold 0.363 million tonnes in 1997, 68 percent more than in 1996. The Aurora production, in a joint venture with Albright & Wilson Americas, consists of both food-grade acid, for cola beverages, preservatives and other food products, and technical grade for industrial processes and products. Geismar's product is sold under contract to Rhodia, Inc. as a feedstock for its food-grade acid purification plant located adjacent to the Geismar plant. Prices and volumes provide relatively stable margins in this business.

PHOSPHATE SALES DISTRIBUTION

[GRAPH]

Source: Fertecon, PCS

Its varied product line allows PCS to shift its feedstock to the products most in demand by the market, to optimize margins.


[PICTURE]


PCS, the world's largest producer of phosphate feed supplements for livestock and poultry, sold to new markets in Brazil and Southeast Asia in 1997.

NITROGEN IS UNIQUELY POSITIONED

     As PCS anticipated when it expanded into nitrogen, its wide range of industrial products provided a steady, profitable base to the nitrogen fertilizer business. In spite of the fact that capacity utilization in nitrogen was the highest of all three nutrients and consumption continued to grow, the market struggled in 1997. Trade and prices were down, compared to 1996.

     China, usually a major purchaser of urea, was absent from the market for much of 1997, resulting in depressed prices and profits for producers. This also affected prices of other products. With urea prices down, producers upgraded less ammonia into urea, increasing ammonia supplies and pulling prices down. The situation spilled over into the market for nitrogen solutions, affecting prices. Other influences on solutions prices were new US supply coming on stream, competitive imports and weak fall demand.

     In spite of these market conditions, the nitrogen component of PCS has integrated well and continues to provide the Company with increased earnings and cash flow. Its average price per tonne for nitrogen products fell less than overall industry prices because of the contribution of PCS industrial products. The long-term outlook remains favorable. Nitrogen is the fertilizer considered most essential by farmers and the fastest-growing of the three nutrients. And China's absence from the urea market had the beneficial effect of causing the re-evaluation of planned expansions and new plants, many of which were delayed or cancelled.

     In 1997, PCS sold 6.038 million tonnes of nitrogen products, both manufactured and purchased. It purchased ammonia through a contract with a company in the Republic of Russia that expired at the end of 1997. In 1998, PCS is continuing to purchase ammonia from Former Soviet Union and other producers.


[PICTURE]

Corn uses approximately 40 percent of the nitrogen, phosphate and potash applied in the United States.


FERTILIZER NUTRIENT CONSUMPTION


[CHART]

Source: FAO, IFA

The rising world population and its demand for more and better food will encourage continued growth in fertilizer consumption as farmers strive to increase production.

FERTILIZER SALES

     Sales of all nitrogen fertilizer products, both manufactured by PCS and purchased, totalled 4.229 million tonnes; 75 percent of product was manufactured by PCS . More than 88 percent of sales were domestic, with urea the largest export item.

     Nitrogen solutions represented the largest fertilizer sales volumes, a total of 1.732 million tonnes, almost all manufactured. Like liquid phosphate fertilizers, nitrogen solutions are well-suited to the new conservation tillage methods and site specific fertilizer applications being used more and more by North American farmers. Sales of ammonia as fertilizer totalled 1.659 million tonnes, of which 0.668 million tonnes were manufactured and 0.991 million tonnes purchased. Urea fertilizer sales totalled 0.701 million tonnes, with offshore sales making up 49 percent. Sales of ammonium nitrate prills totalled 0.102 million tonnes, all domestic. Sales of other products totalled 0.035 million tonnes.

INDUSTRIAL SALES

     Sales of nitrogen products for industrial use totalled 1.736 million tonnes, almost entirely domestic. Ammonia, urea, ammonium nitrate and nitric acid are all sold for industrial uses at relatively stable prices. While China's absence from the market affected fertilizer urea sales, demand for industrial urea was very strong all year long.

     In 1997, PCS signed new long-term ammonia contracts with two major industrial customers on the Texas Gulf coast. The Company also has long-term contracts with several large customers which have plants adjacent to its facilities.

INDUSTRIAL CONSUMPTION

[CHART]

Industrial customers took about 75 percent of the ammonia, urea and ammonium nitrate produced and sold by PCS in the United States in 1997, and all the nitric acid.


ANIMAL FEED SUPPLEMENTS

     PCS sold 0.073 million tonnes of nitrogen feed supplements in 1997. All sales were domestic.

OUTLOOK FOR 1998 AND BEYOND

     The factors that affect fertilizer demand - rising world population and demand for meat - continue to grow, painting a promising picture for world fertilizer consumption. Large quantities of grain are necessary to feed the poultry and livestock being raised to meet world demand for meat, which has risen by more than 30 percent in the last decade. Much of that increase is taking place in developing nations where higher incomes encourage greater meat consumption and more varied diets. Furthermore, grain stocks must be replenished to ensure global food security at the same time as annual food requirements must be met.

     To meet the ever-increasing global food requirements from a finite land base, crop yields must be improved through use of fertilizer and other modern agricultural methods. This is expected to result in continued demand for the three PCS nutrients, in 1998 and beyond. Rising meat consumption should bring increased use of PCS feed supplements for livestock and poultry, and the strong North American economy is expected to encourage sales of its industrial products.

     Faced with new and more varied demands for food by their rising populations, developing countries increasingly recognize the role of fertilizer in helping to fulfil those demands. They are placing more emphasis on the need to apply adequate amounts of fertilizer, and on better balance among the three nutrients.

     China's buying patterns are always important and influential. It is importing fertilizer to help ensure adequate food supplies for its population, recognizing that it is less expensive than importing food and more beneficial locally. It has established potash as a key fertilizer to import, and is expected to continue buying it and phosphate. When it considers its inventories manageable, it should resume its urea imports, which would encourage nitrogen markets. India's purchases depend on its subsidy levels. Good prices for its agriculture exports should support continued growth in fertilizer consumption in Brazil.

     Increased trade usually increases prices for the products in demand. Trade in potash rose an average of 3.5 percent per year over the last three

[PICTURE]

China increased its potash and phosphate purchases in 1997, supporting prices.


years. Phosphate trade rose an average of 2 percent per year in the same period, and nitrogen trade an average of 2.5 percent.

     Healthy North American fertilizer consumption is expected to continue in 1998. More acres are likely to be planted, and the nutrients used by the 1997 crops must be replaced. This demand is expected to help support prices.

     Potash will get additional support. Closure of two mines in 1997 has put stress on world production, so supply should remain tight. Its recent purchase of Potacan should help PCS even more easily meet the needs of North American customers.

     Uncertainty has been created by financial developments in Asia in late 1997, which bear continued attention. About one-fifth of the PCS gross margin from its three nutrients came from sales to Asia in 1997. Continuing financial pressures could temporarily dampen growth prospects for fertilizer. However, many of the Asian countries under financial pressure import fertilizer to use on crops they grow for export, so both imports and exports are in US dollars. This creates a natural hedge.

     Outside events may cause temporary problems in the short term but are unlikely to alter the longer-term promise for the fertilizer industry that is provided by rising world population and demand for food. The trend line for fertilizer consumption is seldom a smooth upward sweep, for economic and political events within each nation and on the broader scene will have an effect. Over the long term, however, the trend is positive.


CONSERVATION TILLAGE


[GRAPH]

Source: Conservation Technology Information Center

Environmentally-friendly systems such as reduced till and conservation till, which are supplanting intensive till among US farmers, favor the liquid nitrogen and phosphate fertilizers produced by PCS.

[PICTURE]

Local schoolboys enjoy a swim near PCS New Brunswick.

                           PCS STEWARDSHIP [PICTURE]

THE GROWING PCS FAMILY

     The PCS workforce totalled 5,751 on December 31, 1997, including the employees of PCS Nitrogen who were incorporated into the Company in March. Almost two-thirds of PCS employees work in the United States, 28 percent in Canada and 7 percent in Trinidad. The annual payroll is approximately $239 million.

     The Company presented 710 service awards in 1997, recognizing and rewarding the long-term commitment of its employees. Scholarships were awarded to 35 sons and daughters of employees for post-secondary study - 10 Chairman's Awards and 25 Divisional Awards.

JOINING WITH ITS COMMUNITY

     PCS responds each year to requests to support a wide range of causes in the communities in which it operates. Individual operations also support their local communities with donations and employee participation in varied activities. Through its long-standing Matching Gift Program, the Company matches employees' personal donations to their favorite charities.

     PCS is in the third year of its CDN$5-million contribution to the University of Saskatchewan First & Best Campaign, and the second year of its five-year commitment to the North Carolina Museum of Natural Sciences in Raleigh.

     Corporate office employees and those at Cory, Allan and Patience Lake increased their contribution to the Saskatoon United Way by 10 percent in 1997, matched by the Company. Employees received the Gold Award for participation and the Company its sixth Gold Corporate Award. Employees at White Springs contributed 118 percent of their goal to the United Way of Suwannee Valley. Their contribution, matched by the Company, made up 36 percent of the agency's 1997 goal. White Springs contributed to a number of environmental and educational organizations in Florida.

     Aurora successfully completed its 21st annual Salvation Army campaign, exceeding previous donations. Employees were leaders in a 24-hour walkathon to raise money for cancer research, and two groups participated in the Adopt-a-Highway program, cleaning stretches of the highway leading to the plant site.

     Local schools receive help from several divisions. Aurora employees took the Safelife program into local elementary schools. The Augusta nitrogen plant has adopted two inner city schools; its help ranges from employees tutoring and doing science demonstrations to funds for special projects and donations of used computers and office equipment. Clinton partners with an elementary and a high school; ten employees regularly help in many areas.

     The contributions made by White Springs to the schools in the three counties around it were recognized by a second straight Commissioner's Business Recognition Award.

CORPORATE GOVERNANCE

     The responsibility for corporate governance rests with the Board of Directors of PCS which has the duty to direct the management of the business and affairs of the Company.

     PCS, having regard to the guidelines published by the Toronto and Montreal stock exchanges, reports annually with respect to its corporate governance practices. For a complete review of its governance practices, see the section entitled "Corporate Governance" in the Company's current proxy circular.

     The Board of Directors is made up of 15 members, 13 of whom are outside directors. No significant shareholders are represented on the Board.

     There are four committees of the Board, each of which plays a significant role in the discharge of Board duties and obligations. Each committee (audit, compensation, environmental affairs and executive) is composed entirely of outside directors, except the executive committee which is chaired by the Chief Executive Officer. Each committee is empowered to retain outside advisors. Individual directors may engage outside advisors at the Company's expense upon authorization of the executive committee.

     The Company has adopted a corporate disclosure policy which calls for the timely public dissemination of material information. Shareholder questions, comments and concerns may be made to the Senior Vice President, Corporate Relations, who is responsible for implementing the disclosure policy, to the Corporate Secretary or to the Company's transfer agent.

SAFEGUARDING THE ENVIRONMENT

     By helping to make existing farmland around the world as productive as possible, fertilizer works to conserve forests, pastures, wetlands and other non-agricultural lands. PCS shares in industry efforts to encourage farmers to use the right amounts of fertilizer at the best time to supply nutrients to plants at close to optimum levels. It also encourages balanced use of the three nutrients, for nitrogen is used most efficiently when adequate amounts of phosphate and potash are supplied.

     PCS takes seriously its responsibilities to fulfil the terms of the environmental permits and other applicable federal, provincial, state and local laws and regulations that govern air emissions, waste water discharges, land use and solid and hazardous waste management at its operations in Canada, the United States and Trinidad. Corporate environmental policy requires PCS to manage its operations responsibly to safeguard the natural resources related to or affected by its activities. The policy requires each production unit to work diligently to minimize potential risks to the environment and to comply with environmental legislation and regulations. The Company allots both capital and operating funds to environmental measures, and the Board's environmental affairs committee reviews all environmental audit reports.

POTASH AND ITS ENVIRONMENT

     Their facilities for controlling pollution, managing wastes and maintaining air quality are constantly improved by the PCS potash operations. Environmental audits were completed at all divisions in 1997 by the Director, Environmental Affairs for potash, to ensure compliance with regulations and corporate policy.

     Construction began in 1997 on an impervious cutoff wall to prevent sub-surface seepage from Rocanville's waste management area. This wall will be the longest and deepest in Canada and second longest in North America when it is completed in 1998. It incorporates design features developed through research sponsored by the Saskatchewan potash industry.

     New Brunswick improved its refining process and loading procedures to eliminate dust emissions concerns at Saint John during potash ship loading.

     PCS continued to participate in the environmental research program on improved management of potash wastes and decommissioning of plants that is jointly supported by members of the Saskatchewan Potash Producers Association. Two projects were sponsored in 1997 and further studies are evaluating the technology. PCS is also conducting in-house research aimed at developing technology that will extend the life of waste management areas.

     As required, PCS Potash submitted to the Saskatchewan Department of Environment and Resource Management a decommissioning and reclamation plan for each of its Saskatchewan mines. An initial response has been received by the Company and discussions are ongoing. Financial assurance for the plans must be arranged by March 31, 1999 or within one year after approval of the plan, whichever is later.



[PICTURE]


United States and North Carolina awards in 1997 applauded Aurora's land reclamation achievements.

PHOSPHATE AND ITS ENVIRONMENT

     Internal audits were conducted at all phosphate facilities in 1997, and a small number of issues were identified and corrected.

     Environmental operating expenditures at Aurora and White Springs included spending for their environmental departments and pollution control equipment. Major capital items were improvements to pond water and spill prevention systems.

     The total quantity of phosphorus and nitrogen compounds leaving the White Springs site was reduced by 11 percent from 1996 levels, for a total reduction of 72 percent since 1989-90.

     Environmental projects at the Company's feed plants included the addition of a fugitive dust collection system at Kinston, significantly improving the work environment.

     LAND RECLAMATION: PCS is a phosphate industry leader in reclaiming the lands it has mined.

     The reclamation work that transformed the Charles Tract clay ponds at Aurora into a forested wildlife habitat was recognized with the National Mine Reclamation Award in the Non-coal Category from the Interstate Mining Compact Commission, and the North Carolina Mining Commission's Statewide Reclamation Award for best reclamation at a large mine in the state in 1996. The planting of 2,700 trees along the relocated portion of Bailey Creek and 231,000 trees at the Parker Farm was completed in February, and the agricultural portion of the Parker Farm was restored to wetlands.

     White Springs obtained the final approvals for its life-of-mine Conceptual Reclamation Plan, a first-of-its-kind agreement with the state of Florida for revised on-site reclamation standards in return for payments for off-site purchase of environmentally sensitive lands. The first $1.5-million payment was made to a fund administered by the Florida Department of Environmental Protection under this plan.

NITROGEN AND ITS ENVIRONMENT

     In 1997, internal environmental audits were conducted at three of the Company's nitrogen facilities. No significant issues of non-compliance were identified. All the Company's nitrogen facilities in the US have applied for permits for air emissions under Title V, the new federal regulation governing emissions, and anticipate audits by the Environmental Protection Agency in 1998.

     Toxic release inventory (TRI) emissions at PCS Nitrogen plants are down 32 percent since 1992, including a 7-percent reduction in 1996. Lima achieved the greatest improvement, cutting emissions by 23 percent, and they will be reduced further when the expansion of its granular urea capacity is completed. Reportable quantity releases from Geismar were reduced to zero, from 23 in 1996.

     The Augusta plant was named Air Quality Citizen of the Year by Georgia's Chamber of Commerce and Department of Natural Resources for its reduction in nitric oxide discharge. It cut the frequency of reportable quantity releases and permit excursions by 84 percent. After two years of planning, Augusta presented its Risk Management Program for Augusta-Richmond County at a public meeting which drew wide attention. Risk Management Programs are federally-mandated, but Augusta exceeded the requirements by partnering with local regulators and industrial groups to prepare a public presentation. The Company's other US nitrogen facilities plan similar presentations in 1998.

     TRI emissions were down 21 percent at the Trinidad facility due to improvements and recycling in urea production, and process improvement of the granulation stacks. Trinidad is adding a special environmental laboratory.

     Major capital improvements in the environmental area included installation of secondary containment systems at LaPlatte and Clinton, an aerator system in the effluent stream at Memphis, ammonia storage tank flare and compressor system, urea mix tank scrubber, and scrubbers on the SPA trains at Geismar, and oil skimmers in Trinidad.

PCS ENVIRONMENTAL EXPENDITURES

[CHART]

PCS operations are constantly improving their efforts to safeguard the environment and natural resources related to their activities.

[PICTURE]

White Springs reclaimed 775 acres in 1997, maintaining the existing trees and vegetation to provide immediate habitat for wildlife and waterfowl, including the rate whistling duck.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

                            PCS ANALYSIS  [PICTURE]

     On March 6, 1997, the Company acquired Arcadian Corporation ("Arcadian") through the merger of Arcadian into a wholly-owned subsidiary of PCS, PCS Nitrogen, Inc. Under the terms of the merger, shareholders of Arcadian received $12.25 in cash and 0.17713 of a common share of PCS for each outstanding share of common stock of Arcadian. Each outstanding share of Arcadian preferred stock was converted into 0.948 of a share of Arcadian common stock immediately prior to the effective time of the merger. The Company utilized a $1.45 billion credit facility to finance part of the acquisition. Immediately prior to closing, Arcadian redeemed certain mortgage notes using funds obtained from existing cash and short-term investments. Concurrent with the closing, the Company purchased Arcadian senior notes through a tender offer and financed such offer from existing cash and short-term investments and from borrowings under the credit facility and a short-term bank loan.

1997 VERSUS 1996

     With the exception of purchased product, nitrogen data for 1997 is only for the period subsequent to the acquisition of Arcadian. Phosphate data for 1997 includes phosphate produced after March 6, 1997 by the acquired Geismar operation.

OVERVIEW

     Net sales revenue and net income for the year ended December 31, 1997 improved 66 percent and 42 percent, respectively, over 1996. Net income was $297.1 million (1996 - $209.0 million) on net sales revenue of $2,325.9 million (1996 - $1,403.9 million), or $5.68 per share (1996 - $4.59 per share). The
$922.0 million increase in net sales revenue is comprised of: potash $101.0 million; phosphate $61.6 million and nitrogen $759.4 million (the additional nitrogen net sales revenue is primarily due to the acquisition of Arcadian). Gross margin and operating income were $585.2 million and $447.6 million, respectively, compared to a gross margin of $384.0 million and operating income of $299.5 million for 1996 (increases of 52 percent and 49 percent, respectively).

     For 1997, North American and offshore net sales revenue was $1,665.2 million (1996 - $847.8 million) and $660.7 million (1996 - $556.1 million), respectively. North American net sales revenue represented 72 percent (1996 - 60 percent) of total net sales revenue, whereas offshore sales represented
28 percent of total net sales revenue

(1996 - 40 percent). The change in the relative weighting of net sales revenue is due to the fact that 92 percent of nitrogen net sales revenue is earned in North America.

1997 GROSS MARGIN BY QUARTER

[CHART]

Quarterly gross margin shows the benefit of the PCS acquisition strategy and the merits of producing three nutrients.

     Potash, phosphate and nitrogen net sales revenue for 1997 was $504.2 million (1996 - $403.2 million), $953.6 million (1996 - $892.0 million), and
$868.1 million (1996 - $108.7 million), respectively.

     Gross margin for 1997 increased $201.2 million or 52 percent over 1996. Gross margin for potash products was $257.6 million (an increase of $67.0 million); gross margin for phosphate products was $194.4 million (an increase of $3.1 million); and gross margin for nitrogen products was $133.2 million (an increase of $131.1 million which is primarily due to the acquisition of Arcadian).

     The increase in net income of $88.1 million when comparing 1997 with 1996 is attributable to a $67.0 million increase in potash gross margin and a $131.1 million gross margin contributed by nitrogen. This increase in gross margin was offset by: $31.6 million of nitrogen selling and administrative expense (including amortization of goodwill); a $30.1 million increase in provincial mining and other taxes; a $34.7 million increase in interest expense relating to the acquisition of the nitrogen operations; and a $25.4 million increase in the provision for income taxes.

POTASH REVENUE

     Potash net sales revenue for 1997 was $504.2 million (1996 - $403.2 million), representing 22 percent of consolidated net sales revenue. The Company sold 6.640 million tonnes of potash in 1997, compared to 5.612 million tonnes sold in 1996, an increase of 1.028 million tonnes or 18 percent. Gross margin for potash products was $257.6 million (1996 - $190.6 million) or 44 percent of consolidated gross margin.

     North American and offshore potash sales volumes increased 16 percent and 20 percent, respectively, over 1996. Potash prices in the offshore market decreased early in the year but had recovered to 1996 levels by the end of the third quarter resulting in flat prices on a year-over-year basis. Price increases of 14 percent were realized in the domestic market. Comparisons are affected by sales to another producer during 1996.

     North American net sales revenue from potash operations represented 42 percent (1996 - 39 percent) of the potash net sales revenue of the Company. The closure of Potacan's mine due to flooding and the announced closure of another competitor's mine in New Mexico tightened supply which influenced successive domestic price increases in September and November. The increase in North American potash prices and an increase in North American sales volumes resulted in a $52.6 million increase in North American potash net sales revenue over 1996. North American potash sales volumes for 1997 increased by 0.428 million tonnes (1997 - 3.017 million tonnes; 1996 - 2.589 million tonnes). Of the 3.017 million tonnes for 1997, 2.813 million tonnes (1996 - 2.438 million tonnes) came from Saskatchewan, 0.122 million tonnes (1996 - 0.079 million tonnes) from New Brunswick and 0.082 million tonnes (1996 - 0.072 million tonnes) from Utah.


1997 POTASH NET SALES REVENUE BY MARKET

[GRAPH]

Potash sales offshore provide the highest prices, and that is where PCS sells more of its product.

     Offshore net sales revenue from potash operations represented 58 percent (1996 - 61 percent) of potash net sales revenue of the Company. Strong offshore volumes contributed to higher prices during the year. In December, Canpotex signed a new contract with China at higher prices. The increase in offshore sales volumes resulted in a $48.4 million increase in offshore potash net sales revenue. In the offshore market, the Company sold 3.623 million potash tonnes during 1997 (1996 - 3.023 million tonnes), an increase of 20 percent. Of the
3.623 million tonnes, 2.960 million tonnes were sold through Canpotex and the remaining 0.663 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets by PCS Sales.

PHOSPHATE REVENUE

     The acquired Geismar operation increased P2O5 production, liquid sales and industrial sales.

     Phosphate net sales revenue for the year ended December 31, 1997 was $953.6 million, representing 41 percent of consolidated net sales revenue. The distribution of this revenue was as follows: liquid phosphate fertilizer $277.6 million (29 percent); solid phosphate fertilizer $362.6 million (38 percent); animal feed $191.0 million (20 percent); industrial products $121.0 million (13 percent) and phosphate rock $1.4 million. For 1996, net sales revenue was $892.0 million; liquid phosphate fertilizer $239.7 million (27 percent); solid phosphate fertilizer $379.3 million (43 percent); animal feed $186.1 million (21 percent); industrial products $80.7 million (9 percent) and phosphate rock $6.2 million. Gross margin for phosphate was $194.4 million (1996 - $191.3 million) or 33 percent of consolidated gross margin.

     For 1997, North American phosphate net sales revenue accounted for $656.9 million (1996 - $581.4 million) or 69 percent (1996 - 65 percent) of total phosphate net sales revenue. In 1997, 56 percent (1996 - 57 percent) of the Company's North American phosphate net sales revenue was earned from phosphate fertilizer products which represented 63 percent (1996 - 63 percent) of its North American phosphate sales volumes. Offshore sales accounted for 31 percent (1996 - 35 percent) of total phosphate net sales revenue for 1997 and 38 percent (1996 - 42 percent) of volumes. In 1997, 92 percent (1996 - 92 percent) of the Company's offshore phosphate net sales revenue was earned from phosphate fertilizer products, which represented 93 percent (1996 - 85 percent) of its offshore phosphate sales volumes.

1997 PHOSPHATE NET SALES REVENUE BY PRODUCT

[GRAPH]

PCS sells its diversified phosphate product line to a wide variety of customers for a wide variety of end uses.

     Net sales revenue from liquid and solid fertilizers was $640.2 million (1996 - $619.0 million) with sales volumes of 3.290 million tonnes (1996 - 3.120 million tonnes). Solid phosphate fertilizer (substantially all DAP) accounted for 38 percent (1996 - 43 percent) or $362.6 million (1996 - $379.3 million) of the total phosphate net sales revenue. North American net sales revenue from liquid and solid fertilizers was $367.5 million (1996 - $332.8 million) with sales volumes of 1.745 million tonnes (1996 - 1.569 million tonnes). Compared to 1996, the Company received higher prices for most of its phosphate products (with the exception of DAP and industrial products, the latter due to product mix). Liquid fertilizer prices increased by 5 percent and sales volumes increased by 10 percent, resulting in additional net sales revenue of $37.9 million. Solid phosphate fertilizer prices declined 7 percent as compared to 1996. However, this was partially offset by a volume increase of 2 percent, resulting in a reduction of net sales revenue of $16.7 million.

     Net sales revenue from animal feed and industrial products during 1997 was $312.0 million (1996 - $266.8 million) with sales volumes of 1.115 million tonnes (1996 - 0.994 million tonnes). North American net sales revenue was 93 percent of total animal feed and industrial products in 1997 (1996 - 93 percent). Animal feed prices increased 6 percent and volumes decreased 3 percent as compared to 1996. This resulted in additional net sales revenue of $4.9 million. Industrial product prices declined by 11 percent while sales volumes increased by 68 percent (the changes are partially due to the acquisition of Arcadian). The result was additional net sales revenue of $40.4 million. Gross margin provided by feed and industrial products increased by 26 percent over last year.

NITROGEN REVENUE

     Arcadian was acquired in March 1997. Nitrogen net sales revenue for the year was $868.1 million. North American net sales revenue for the year accounted for 92 percent of the total nitrogen net sales revenue. Net sales revenue includes $201.6 million of purchased nitrogen products for resale. Manufactured nitrogen net sales revenue for the ten months ended December 31, 1997 was $666.5 million. The distribution of this revenue was as follows: ammonia $183.8 million (28 percent); urea $203.1 million (30 percent); nitrogen solutions $161.1 million (24 percent) and other nitrogen

1997 MANUFACTURED NITROGEN NET SALES REVENUE BY PRODUCT

[GRAPH]

PCS became a three-nutrient fertilizer producer in March, and had revenue of $667 million from manufactured nitrogen products in 1997 and $201 million from sale of purchased product.


products $118.5 million (18 percent). Gross margin for nitrogen products was $133.2 million or 23 percent of consolidated gross margin.

     From the date of acquisition, sales tonnes for manufactured nitrogen products were as follows: ammonia 1.061 million tonnes; urea 1.226 million tonnes; nitrogen solutions 1.719 million tonnes and other nitrogen products
0.894 million tonnes. Purchased nitrogen products sales tonnes for 1997 were
1.138 million tonnes.

     Limited imports of urea into China resulted in pricing pressures throughout the world. Ammonia prices have declined since the acquisition, but results were supported by the Company's strategic plant locations in North America and its favorable gas contracts in Trinidad.

COST OF GOODS SOLD

     For the year ended December 31, 1997, the Company produced 6.483 million potassium chloride (KCl) tonnes, compared to 5.782 million tonnes in 1996, an increase of 0.701 million tonnes (12 percent). The Company produced 2.282 million P2O5 tonnes of phosphoric acid from its phosphate operations, compared to 2.096 million tonnes in 1996, an increase of 0.186 million tonnes (mainly due to the acquisition of the Geismar operations). From the date of acquisition, nitrogen production was 2.349 million nitrogen (N) tonnes.

     Potash unit cost of sales decreased marginally in 1997 compared to 1996, due primarily to higher production volumes and fewer shutdown weeks.

Phosphate unit cost of sales in 1997 for feed products decreased by 2 percent and industrial products decreased by 3 percent as compared to the same period in the prior year. However, this was offset by an increase of 5 percent in the unit cost of sales of liquid fertilizer. These increased costs were primarily caused by increased rock costs as a result of excessive moisture in the overburden at Aurora. The unit cost of sales of solid fertilizer remained unchanged during 1997. The input cost of sulphur increased and ammonia decreased as compared to 1996.

     PCS Nitrogen, through its natural gas hedging program and favorable gas contracts in Trinidad, has kept its per unit natural gas cost relatively flat.

     Depreciation and amortization expense for 1997 was $170.0 million compared to $90.1 million in 1996, an increase of $79.9 million or 89 percent. The increase is largely attributable to $69.0 million additional depreciation and amortization from the acquired nitrogen operations.

SELLING AND ADMINISTRATIVE

     Selling and administrative expenses for 1997 were $99.7 million as compared to $60.1 million in 1996, an increase of $39.6 million. The increase is attributable to the acquisition of Arcadian ($31.6 million including amortization of goodwill of $12.2 million) and to general increases in supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial Crown royalty, which is accounted for under cost of goods sold.

     For 1997, provincial mining and other taxes were $70.3 million as compared to $40.2 million in 1996, an increase of $30.1 million. Potash production tax was $53.5 million compared to $27.5 million in 1996, an increase of $26.0 million. The increased sales volumes in 1997 over 1996 have served, in part, to increase the taxes. In addition, increased prices for potash and the resulting increased profit per tonne, combined with the full utilization of certain provincial resource tax deductions carried forward from prior years, has resulted in most Saskatchewan mines reaching the top marginal profits tax rate of 50 percent in 1997.

     Saskatchewan corporate capital tax was $16.8 million in 1997 compared to $12.7 million in 1996, an increase of $4.1 million. Various other payments to the province in the form of royalties and taxes totalled $14.8 million in 1997 and $12.1 million in 1996, and are reflected in cost of goods sold.

INTEREST EXPENSE

     For 1997, interest expense was $81.4 million as compared to $46.8 million in 1996. The weighted average long-term debt outstanding in 1997 was $1.1 billion (1996 - $0.7 billion). The increase is due to the financing of the Arcadian acquisition. The weighted average interest rate on the long-term debt outstanding increased to 6.1 percent in 1997 from 5.8 percent in 1996. The increase is primarily due to the higher interest rate on the ten-year notes issued in June 1997.

INCOME TAXES

     Income taxes for the year were $69.1 million, compared to $43.7 million in 1996, an increase of $25.4 million. The increase reflects higher taxable earnings relating to the Company's phosphate operations and taxes relating to the Company's acquired nitrogen operations.

     PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, and earned depletion allowance, such taxes have not yet become payable. However, PCS is subject to the Large Corporations Tax. In 1997, PCS began to book a deferred tax provision at the effective rate of 35 percent since the tax pools plus the non-capital losses carried forward are less than the book value of the assets. Assuming the status quo, the Company is likely to begin paying some Canadian income tax before the end of the decade.

     The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the Alternative Minimum Tax, which may be carried forward indefinitely as a credit to be applied against future regular income tax liabilities. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. The tax rate applicable to the US operations for 1997 was approximately 21 percent of income before taxes, of which 9 percentage points represented deferred income taxes and 12 percentage points represented cash taxes. This rate for 1996 was approximately 24 percent of income before taxes, of which 14 percentage points represented deferred income taxes and 10 percentage points represented cash taxes.

     The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes. The foreign tax rate applicable to the Trinidad operations for 1997 is approximately 37 percent of income before taxes.


[PICTURE]

Cotton, grown in more than 75 countries including Australia, benefits from the correct application of potash and is a growth market for this nutrient.

1996 VERSUS 1995

     Results for 1995 do not include (1) the results of White Springs prior to October 31, 1995, the date of acquisition, and (2) the results of PCS Phosphate (formerly Texasgulf Inc.) prior to April 10, 1995, the date of acquisition.

OVERVIEW

     Net sales revenue and net income for 1996 improved 64 percent and 31 percent, respectively. Net income for 1996 was $209.0 million (1995 - $159.5 million) on net sales revenue of $1,403.9 million (1995 - $856.1 million), or $4.59 per share (1995 - $3.68 per share). The $547.8 million increase in net sales revenue is comprised of: potash $(17.8) million; phosphate $479.8 million and ammonia $85.8 million. For 1996, gross margin and operating income were $384.0 million and $299.5 million, respectively, compared to a gross margin of $306.9 million and an operating income of $224.2 million for 1995 (increases of 25 percent and 34 percent, respectively).

     For 1996, North American and offshore net sales revenue was $847.8 million (1995 - $438.1 million) and $556.1 million (1995 - $418.0 million), respectively. North American net sales revenue represented 60 percent (1995 - 51 percent) of total net sales revenue, and offshore net sales revenue represented 40 percent of total net sales revenue (1995 - 49 percent).

     Potash, phosphate and ammonia net sales revenue for 1996 was $403.2 million (1995 - $421.0 million), $892.0 million (1995 - $412.1 million), and $108.7 million (1995 - $23.0 million), respectively.

     Gross margin for 1996 increased $77.1 million or 25 percent over 1995. Gross margin for potash was $190.6 million, a decrease of $27.0 million compared to 1995. Gross margin for phosphate products and ammonia was $193.4 million (1995 - $89.3 million). Domestic fertilizer sales were strong in both potash and phosphate nutrients as customers purchased during the summer fill program in anticipation of a good fall application period.

     The increase in net income of $49.5 million for 1996 is largely attributable to an additional $565.6 million in net sales revenue from the phosphate and ammonia acquisitions, and a 7 percent decrease in Saskatchewan provincial mining and other taxes. This was offset by a decrease in potash net sales revenue of $17.8 million, an increase in interest expense of $4.9 million relating to a full year's interest cost on debt financing of $878.8 million incurred to purchase PCS Phosphate and White Springs, a $470.7 million increase in cost of sales, a $20.7 million increase in income taxes, and an increase in selling and administrative expenses of $6.5 million.

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

POTASH REVENUE

     Potash net sales revenue for 1996 decreased by $17.8 million or 4 percent as compared to 1995 (1996 - $403.2 million; 1995 - $421.0 million). The Company sold 5.612 million tonnes of potash in 1996, compared to 5.848 million tonnes sold in 1995, a decrease of 0.236 million tonnes or 4 percent. Potash prices were up 1 percent (excluding sales to another producer).

     In 1996, North American and offshore potash sales volumes increased 14 percent and decreased 15 percent, respectively, compared to 1995. Part of this increase (7 percent) was due to a full year of sales of production from Moab, Utah, as well as sales to a competitor during its strike. Scheduled price increases for the first quarter of 1996 were not attained and domestic customers bought mainly during the summer prior to announced price increases. Exclusive of sales to another producer, prices received from domestic customers were down 5 percent. Potash prices increased 6 percent in the offshore market. Offshore New Brunswick price realizations in 1996 were flat in comparison to 1995.

     North American net sales revenue from potash operations represented 39 percent of the potash net sales revenue of the Company during 1996 (1995 - 35 percent). The increase in North American potash sales volumes and the decrease in North American prices resulted in a $11.5 million increase in North American potash net sales revenue over 1995. North American potash sales volumes for 1996 increased 0.316 million tonnes (1996 - 2.589 million tonnes; 1995 - 2.273 million tonnes) compared to 1995. Of the 2.589 million tonnes for 1996 (1995 -

2.273 million tonnes), 2.438 million tonnes (1995 - 2.137 million tonnes) came from Saskatchewan, 0.079 million tonnes (1995 - 0.078 million tonnes) from New Brunswick and 0.072 million tonnes (1995 - 0.058 million tonnes) from Utah. Sales volumes to another producer were 0.133 million tonnes.

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

[PICTURE]

Coffee, one of Brazil's major exports, requires ample application of fertilizer.

PHOSPHATE REVENUE

     Phosphate net sales revenue for the year ended December 31, 1996 was $892.0 million. The distribution of this revenue was as follows: liquid phosphate fertilizer $239.7 million (27 percent); solid phosphate fertilizer $379.3 million (43 percent); animal feed $186.1 million (21 percent); industrial products $80.7 million (9 percent) and phosphate rock $6.2 million. For 1995 net sales revenue was $412.1 million; liquid phosphate fertilizer $106.3 million (26 percent); solid phosphate fertilizer $151.2 million (37 percent); animal feed $94.5 million (23 percent); industrial products $55.1 million (13 percent) and phosphate rock $5.0 million. Gross margin for phosphate was $193.4 million (1995
- $89.4 million) or 50 percent of consolidated gross margin.

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

     For 1996, net sales revenue from liquid and solid fertilizers was $619.0 million (1995 - $257.5 million) with sales volumes of 3.120 million tonnes (1995
- 1.399 million tonnes). Solid phosphate fertilizer (substantially all DAP) accounted for 43 percent or $379.3 million of the total phosphate net sales revenue. Offshore net sales revenue from DAP accounted for 56 percent of solid fertilizer net sales revenue while North American net sales revenue from liquid fertilizer accounted for 69 percent of liquid fertilizer net sales revenue. The average net sales prices for liquid and solid fertilizer improved by 11 percent and 5 percent, respectively. Export liquid and solid fertilizer sales prices improved by 7 percent and 8 percent, respectively, compared to the same period a year ago. North American liquid and solid fertilizer sales prices improved 5 percent and 2 percent, respectively, compared to 1995.

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

SELLING AND ADMINISTRATIVE

     During 1996, selling and administrative expenses were $60.1 million compared to $54.1 million in 1995. The $6.0 million increase is attributable to the acquisitions of PCS Phosphate and White Springs and to general increases in travel, supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial Crown royalty, which is accounted for under cost of goods sold.

     Increased profitability at certain of the mines increased the rate of taxes paid to the Saskatchewan government but total taxes were reduced by lower prices and potash sales volumes from Saskatchewan. For 1996, Saskatchewan provincial mining and other taxes were $40.2 million compared to $43.4 million in 1995, a decrease of 7 percent. Potash production tax for 1996 was $27.5 million compared to $29.6 million in 1995, a decrease of 7 percent. Saskatchewan corporate capital tax was $12.7 million in 1996 compared to $13.8 million in 1995, a decrease of 7 percent. Various other payments to the province in the form of royalties and taxes totalled $12.1 million in 1996 and $12.9 million in 1995 and are reflected in cost of goods sold.

INTEREST EXPENSE

     For 1996, interest expense was $46.8 million compared to $41.8 million in 1995. The 1996 amount includes the interest incurred for the full year in respect of the acquisitions made in 1995, while the 1995 amount includes interest expense only after each of the respective acquisitions in April and October.

INCOME TAXES

     Income taxes in 1996 were $43.7 million, compared to $22.9 million in 1995, an increase of $20.8 million. The increase is largely attributable to US withholding taxes, alternative minimum taxes and deferred income tax, relating to the Company's acquired phosphate operations which operated the full year under PCS ownership.

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

     The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the Alternative Minimum Tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. For 1996, the tax rate was approximately 24 percent, of which 14 percentage points represented deferred income taxes, and 10 percentage points represented cash taxes.

Analysis of Financial Condition and Cash Flow

     Cash provided by operating activities for 1997 was $467.8 million (1996 - $296.2 million). The increase in cash from operating activities of $171.6 million is primarily due to the contribution from the nitrogen operations.

     Cash used in investing activities was $1,215.4 million (1996 - $39.0 million). Of the $1,176.4 million difference, $1,048.3 million relates to the acquisition of shares of Arcadian, $69.5 million relates to capital additions to fixed assets at PCS Nitrogen, and $31.9 million relates to increased capital spending in potash and phosphate operations.

     Cash provided by (used in) financing activities was $762.7 million (1996 - $(304.0) million). The Company financed a portion of the Arcadian acquisition and repayment of the Arcadian Senior Notes with additional long-term debt of $810.0 million and short-term debt of $140.0 million. $300.0 million of the long-term debt and a net $38.1 million of the short-term debt were repaid during the period, as were $374.5 million of the Arcadian Senior Notes. The balance of the Arcadian acquisition was financed through the issuance of 8,029,092 common shares valued at $573.3 million. The Company paid dividends of $55.3 million (1996 - $48.2 million).

RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

     The Company's nitrogen operations are significantly impacted by the price of natural gas. The Company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold. Changes in the market value of open hedging transactions are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases. The effect of the natural gas hedging program on cost of sales in 1997 was a reduction of $1.8 million.

     A sensitivity analysis has been prepared to estimate the Company's market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 1997, the Company's derivative commodity instruments market risk exposure was


THE FOLLOWING TABLE SUMMARIZES CERTAIN OF THE COMPANY'S FINANCIAL RATIOS AS CALCULATED FROM THE CONSOLIDATED FINANCIAL STATEMENTS:


                                        YEAR ENDED DECEMBER 31
                                        1997              1996         % CHANGE
Quick Ratio                              .79              1.23          (35.8)
Current Ratio                           1.62              2.48          (34.7)
Shareholders' Equity to Total Assets     .50               .56          (10.7)
Return on Shareholders' Equity           13%               15%          (13.3)
Book Value per Share                  $41.34            $30.83           34.1
Asset Turnover                           53%               56%           (5.4)
Return on Investment                   8.55%            10.25%          (16.6)
Long-term Debt to Equity               .51:1             .44:1           15.9

$22.5 million. Actual results may differ. Changes in the fair value of such derivative instruments, with maturities in 1998 through 2002, will generally relate to changes in the spot price of anticipated natural gas purchases.


     The Company also enters into forward foreign exchange contracts to manage its exposure to exchange rate fluctuations relating to certain trade liabilities. Gains or losses resulting from foreign exchange contracts are recognized at the time that the contracts are entered into and are included in other income.

ENVIRONMENTAL

     The Company is subject to various environmental laws and regulations throughout the United States, Canada, and Trinidad. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in the environmental area in 1997 totalled $15.4 million (1996 - $8.9 million) while $66.9 million (1996 - $63.0 million) was incurred as environmental operating expense. Expenditures in 1998 are expected to be of a similar magnitude for existing operations.

YEAR 2000

     The Company began addressing Year 2000 issues in the early 1990s by converting to four-digit date codes. It continues to review its administration systems and, based on investigations to date, considers them to be Year 2000 compliant with minor exceptions that will be compliant once routine upgrades are completed. It is reviewing its operational systems and communicating with relevant third parties to address Year 2000 matters. It is utilizing internal resources to identify, reprogram and test its systems for Year 2000 compliance and anticipates that these efforts will be completed by first quarter 1999. Costs over the next two years are not expected to have a material effect on the Company's financial results.

OUTLOOK

     Certain statements in this annual report and this Management Discussion and Analysis of Financial Condition and Results of Operations, including those in this "Outlook" section relating to the period after December 31, 1997, are forward-looking statements subject to uncertainties. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, fluctuation in supply and demand in fertilizer markets, fluctuation in supply and demand in sulphur and petrochemical markets, changes in capital markets, changes in currency exchange rates, unexpected geological or environmental conditions, imprecision in reserve estimates, and changes in government policy. The Company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales shift from one period to another.

     The rising world population and the demand for more food and better diets, with meat as a protein source, will continue to drive consumption of fertilizers over the long term. Over the short term,



PCS DEBT TO CAPITAL RATIO

[GRAPH]

     Its phosphate and nitrogen acquisitions raised the Company's debt to capital ratio, but it has continued to pay down debt and has lowered its ratio each quarter.

there should be increased fertilizer usage as world grain stocks are at historical lows, and governments around the world are focusing on increasing food production. While the consumption trend line is expected to continue to climb over the long term, there will be, at times, fluctuations in demand.

     North American fertilizer demand is generally considered mature but is expected to fluctuate from year to year, as a function of acres planted and application rates per acre which are influenced by crop prices and weather. US farmers are projected to commit more than 150 million acres to corn and soybeans in 1998. These crops are among the largest users of fertilizers. With the need to replenish depleted nutrient levels in the soil from record or near-record harvests in 1997 and the larger acreages for corn and soybeans, it is expected that demand for fertilizer will remain strong.

     The Company sells a significant amount of potash and phosphate in the offshore markets. To date, the currency devaluation in Far Eastern countries has not significantly affected these sales. These countries purchase fertilizer to grow cash crops for export and to grow food for internal use and are making fertilizer purchases a priority in spending plans. However, the persistence of the currency devaluation could affect the growth trend.

     The Company also sells products in the non-fertilizer markets which are affected by domestic economic growth. The optimistic outlook for domestic economic growth should translate into increased demand for these upgraded products.

     The effect of such anticipated increase in demand for fertilizer and non-fertilizer products will be offset to the degree that additional capacity, particularly for nitrogen products, comes on stream.

     Potash is expected to continue to perform well in both the domestic and offshore markets. The Company successfully introduced two successive price increases in the domestic market in the fall of 1997 and has announced a further price increase for the first quarter of 1998. Supply has tightened as a competitor in New Brunswick has shut down due to mine flooding and another mine in New Mexico has closed due to dwindling ore reserves. The PCS acquisition of Potacan will provide greater flexibility in product sourcing and mix. In the offshore market, 1998 is off to a good start. Canpotex shipped strong volumes, at higher prices, to China during the first quarter. A contract agreement at higher prices was reached with Japan.

     PCS continues to operate its potash mines by matching production to sales demand. Shutdowns at potash mines for inventory correction will influence potash production costs on a quarter-over-quarter comparative basis.

[PICTURE]

     Freed from government restrictions, US farmers are planting more acres and applying more fertilizer - an estimated 20 million tonnes in 1996-97.

     The near-term outlook for phosphate prices is expected to remain steady as supply and demand are in reasonably good balance. Worldwide phosphoric acid capacity utilization remains at historically high levels. The outlook for liquid phosphate fertilizer is positive from both a demand and a price perspective. As two-thirds of US DAP is exported, a strong offshore market is required to establish upward pressure on prices. Prospective sales to China, India and Pakistan look favorable. However, as in the past, India's purchases will depend on its subsidies. Mississippi Chemical has joined PhosChem, further strengthening the association's offshore sales position. In North America, projected increased acreage is expected to support liquid and solid phosphate fertilizer sales.

     In the phosphate feed industry, forecasts of increased hog and poultry production in 1998 bode well for improved demand.

     Market prices for nitrogen fertilizer are expected to continue under pressure as new capacity comes on stream. It will be difficult for the Company to realize its 1997 ten month gross margin in nitrogen in the full year of 1998. The urea market is influenced by China. Early in 1997, China stopped importing urea which had a negative effect on prices. Chinese buyers remained inactive through early 1998. China postponed plans for the construction of two urea plants. The UAN solutions market has been additionally affected by new capacity. Prices continue to be disappointing. As a result, PCS Nitrogen has cut nitrogen solutions production at its Wilmington plant. This plant is scheduled to cease production in the first half of 1998. Overall, the Company expects that its strategic plant locations (which generally result in higher margins), stable sales to industrial customers, and favorable gas contracts in Trinidad will continue to support nitrogen margins.

[GRAPH]

Source: USDA
China tripled its meat consumption between 1987 and 1997. In 10 years, its per capita poultry and beef consumption increased sixfold while consumption of pork doubled.

     The moderation of ammonia prices is expected to favorably affect phosphate processing input costs on a year-over-year basis. PCS can use up to one-third of the ammonia it produces and sells as ammonia at its own phosphate plants. Modified mining methods at Aurora are expected to reduce rock costs.

     The Company manages its natural gas costs through a combination of fixed price contracts, hedges and the Trinidad gas contracts. As the most flexible producer, PCS will continue to allocate its nitrogen and phosphate feed stock to production of the products with the best margins.

     Capital expenditures in 1998 are expected to be approximately the same as those in 1997.

     Depreciation and amortization will be higher, in large part due to a full year of nitrogen operations.

     On February 9, 1998, the government of the Province of Saskatchewan announced a reduction of the top marginal rate of the profits portion of the Potash Production Tax from 50 percent to 35 percent, effective January 1, 1998.

     The deferred income tax provision in 1998 will be higher as the Company has fully utilized its additional Canadian tax deductions.

     The narrative included under this Management Discussion and Analysis has been prepared with reference to the financial statements reported under accounting principles generally accepted in Canada.



[PICTURE]



     Developing nations are coming to recognize that importing fertilizer to improve yields of grains, fruits, vegetables and other crops often costs less than importing food to feed their rising populations.

SELECTED TEN-YEAR DATA

(For the Years Ended December 31)


                       1997(5)     1996  1995(4)  1994(1)   1993(3)    1992   1991   1990  1989(2)   1988
FINANCIAL DATA
(US$ Millions)
Net Sales             2,325.9   1,403.9    856.1   363.1     212.2    214.1  206.8  189.9    221.6  251.3
Operating Income        447.6     299.5    224.2    98.5      56.9     50.6   39.1   34.6     68.4   84.8
Net Income              297.1     209.0    159.5    91.2      44.7     39.8   31.3   17.3     57.7   74.8
Net Income per Share
(Actual Dollars)         5.68      4.59     3.68    2.12      1.13     1.03   0.81   0.47     1.65    --
Dividends per Share
(Actual Dollars)         1.03      1.06     1.06    0.77      0.53     0.51   0.51   0.51     0.13    --
Cash Provided by
Operating Activities    467.8     296.2    233.5    150.7     49.8     57.4   53.8   66.1     72.4   97.7
Working Capital         281.7     278.8    136.1    103.3     37.0     70.9   47.4   25.7     16.4  115.3
Total Assets          4,427.6   2,494.4  2,581.8  1,027.8  1,036.4    915.0  898.8  914.8    915.5  959.0
Total Long-Term Debt
and Long-Term
Obligations Under
Capital Lease         1,130.0     620.0    714.5      2.0     20.1     48.9   54.4   62.6     67.8   72.3
Shareholders' Equity  2,227.9   1,405.5  1,241.9    964.3    903.7    809.5  788.9  777.3    745.2  858.9
_________________________________________________________________________________________________________
OPERATING DATA
(Thousands)
EMPLOYEES AT YEAR-END
(Actual Numbers)        5,751     4,490    4,579    1,781    1,818    1,415  1,227  1,242    1,256  1,273
_________________________________________________________________________________________________________
POTASH PRODUCTION (KCl)
Tonnage                 6,483     5,782    6,071    5,298    3,902    3,850  4,030  3,464    4,257  5,089
_________________________________________________________________________________________________________
PHOSPHATE PRODUCTION
(P2O5) Tonnage          2,282     2,096    1,008      --       --       --     --     --       --     --
_________________________________________________________________________________________________________
NITROGEN PRODUCTION (N)
Tonnage                 2,349       --       --       --       --       --     --     --       --     --
_________________________________________________________________________________________________________
POTASH SALES - KCl
Tonnes                  6,640     5,612    5,848    5,569    3,795    3,737  3,909  3,725    4,018  4,728
_________________________________________________________________________________________________________
PHOSPHATE SALES -
Product Tonnes          4,434     4,305    2,206      --       --       --     --     --       --     --
_________________________________________________________________________________________________________
NITROGEN SALES -
Product Tonnes          6,038       535      115      --       --       --     --     --       --     --
_________________________________________________________________________________________________________
NET SALES
(US$ Millions)
POTASH                  504.2     403.2    421.0    363.1     212.2   214.1  206.8  189.9    221.6  251.3
PHOSPHATE               953.6     892.0    412.1      --        --      --     --     --       --     --
NITROGEN                868.1     108.7     23.0      --        --      --     --     --       --     --
_________________________________________________________________________________________________________
TOTAL NET SALES       2,325.9   1,403.9    856.1    363.1     212.2   214.1  206.8  189.9    221.6  251.3
_________________________________________________________________________________________________________

(1) The financial statements of the Company for 1994 and prior years have been restated to US currency in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts have been converted to US currency at the exchange rate of US$1.00 = CDN$1.4028.

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

(5) Data for 1997 reflect the acquisition of Arcadian Corporation on March 6, 1997.

                                97 Q1     97 Q2    97 Q3    97 Q4    96 Q1     96 Q2    96 Q3    96 Q4
QUARTERLY RESULTS (Thousands)
Potash Production - KCl Tonnes  1,653     1,687    1,297    1,846    1,699     1,512      755    1,816
Phosphate Production -
P2O5 Tonnes                       521       600      599      562      514       507      532      543
Nitrogen Production - N Tonnes    240       724      722      663     --        --       --       --
Net Sales ($)                 464,834   676,648  573,773  610,674  366,871   352,369  342,148  342,480
Operating Income ($)           90,513   154,714  108,851   93,562   87,122    74,366   66,418   71,586
Net Income ($)                 56,365    96,980   71,418   72,375   63,678    52,398   46,772   46,188
Net Income per Share
(Actual Dollars) ($)             1.18      1.81     1.33     1.35      1.40     1.15     1.03     1.01
______________________________________________________________________________________________________

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in some respects from those applicable in the United States (see Note 26 to the Company's consolidated financial statements).

NOTES TO SELECTED TEN-YEAR DATA AND QUARTERLY RESULTS:

1. There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.

2. Fully diluted net income per share did not differ materially from net income per share in any of the accounting periods.

3. Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying consolidated financial statements and related financial information are the responsibility of PCS management and have been prepared in accordance with generally accepted accounting principles and include amounts based on best estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

     To meet management's responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the Company's accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

     Our independent auditors, Deloitte & Touche, provide an objective, independent audit of the consolidated financial statements. Their report for 1997 is included.

     The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors and representatives of management, including the Company's internal auditor - both jointly and separately - to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the external auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the audit committee prior to release to shareholders.

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.



[SIGNATURE]                     [SIGNATURE]
C. E. Childers                  B. E. Humphreys
Chairman, President and         Senior Vice President
Chief Executive Officer         Finance and Treasurer
February 12, 1998


AUDITORS' REPORT

TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 1997 and 1996 and the consolidated statements of income and retained earnings and of cash flow for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996, and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 1997 in accordance with accounting principles generally accepted in Canada.




        Saskatoon, Saskatchewan             [SIGNATURE]
        February 12, 1998                   Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31



                                                            (in thousands of US dollars)
                                                                  1997              1996

----------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                                 $    8,756        $       -
  Accounts receivable (Note 4)                                 351,154           230,778
  Inventories (Note 5)                                         353,425           219,433
  Prepaid expenses                                              21,131            16,748
----------------------------------------------------------------------------------------
                                                               734,466           466,959
Property, plant and equipment (Note 6)                       2,995,625         1,978,692
Goodwill (Note 7)                                              574,296             1,686
Other assets (Note 8)                                          123,205            47,050
----------------------------------------------------------------------------------------
                                                            $4,427,592        $2,494,387
========================================================================================

LIABILITIES
Current Liabilities
  Bank indebtedness (Note 9)                                $      -          $    6,330
  Short-term debt (Note 9)                                     101,928                -
  Accounts payable and accrued charges (Note 10)               348,103           180,008
  Current portion of long-term debt (Note 11)                    2,400             1,520
  Current obligations under capital leases (Note 12)               340               300
----------------------------------------------------------------------------------------
                                                               452,771           188,158
Long-term debt (Note 11)                                     1,129,141           618,800
Obligations under capital leases (Note 12)                         823             1,163
Deferred income tax liability (Note 19)                        338,431            28,480
Accrued post-retirement/post-employment benefits
(Note 13)                                                      123,418            95,460
Accrued reclamation costs (Note 14)                            139,105           146,512
Other non-current liabilities and deferred credits              16,012            10,318
----------------------------------------------------------------------------------------
                                                             2,199,701         1,088,891
----------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 15)                                      1,211,049           630,484
Unlimited authorization of common shares; issued
  and outstanding 53,896,186 and 45,581,864 shares
  in 1997 and 1996, respectively
Contributed Surplus                                            336,486           336,486
Retained Earnings                                              680,356           438,526
----------------------------------------------------------------------------------------
                                                             2,227,891         1,405,496
----------------------------------------------------------------------------------------
                                                            $4,427,592        $2,494,387
========================================================================================


(See Notes to the Consolidated Financial Statements)


Approved by the Board,


                       [SIGNATURE]                     [SIGNATURE]
                        Director                        Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31



                                                                             (in thousands of US dollars)
                                                            1997                1996                 1995
__________________________________________________________________________________________________________
Net sales (Note 16)                                   $2,325,929          $1,403,868             $856,080
Cost of goods sold                                     1,740,758           1,019,894              549,185
__________________________________________________________________________________________________________
GROSS MARGIN                                             585,171             383,974              306,895
__________________________________________________________________________________________________________

Selling and administrative                                99,663              60,142               54,123
Provincial mining and other taxes (Note 17)               70,312              40,197               43,388
Other income                                             (32,444)            (15,857)             (14,865)
__________________________________________________________________________________________________________
                                                         137,531              84,482               82,646
__________________________________________________________________________________________________________
OPERATING INCOME                                         447,640             299,492              224,249
INTEREST EXPENSE (NOTE 18)                                81,439              46,761               41,817
__________________________________________________________________________________________________________
INCOME BEFORE INCOME TAXES                               366,201             252,731              182,432
INCOME TAXES (NOTE 19)                                    69,063              43,695               22,946
__________________________________________________________________________________________________________
NET INCOME                                               297,138             209,036              159,486
RETAINED EARNINGS, BEGINNING OF YEAR                     438,526             277,689              164,037
DIVIDENDS                                                (55,308)            (48,199)             (45,834)
__________________________________________________________________________________________________________
RETAINED EARNINGS, END OF YEAR                        $  680,356          $  438,526             $277,689
==========================================================================================================
NET INCOME PER SHARE (NOTE 20)                             $5.68               $4.59                $3.68
==========================================================================================================
DIVIDENDS PER SHARE                                        $1.03               $1.06                $1.06
==========================================================================================================

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31


                                                                          (in thousands of US dollars)
                                                                       1997         1996          1995
_______________________________________________________________________________________________________
OPERATING ACTIVITIES
Net income                                                      $   297,138   $  209,036    $  159,486
Items not affecting cash
  Depreciation and amortization                                     170,002       90,125        70,953
  (Gain) loss on disposal of fixed assets                            (4,739)       2,152           726
  Provision for deferred income tax                                  34,491       23,737         4,743
  Provision for post-retirement/
    post-employment benefits                                          6,166        5,890         2,052
_______________________________________________________________________________________________________
                                                                    503,058      330,940       237,960

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
  Accounts receivable                                                23,470       (7,400)      (48,831)
  Inventories                                                        19,873        2,493         9,297
  Prepaid expenses                                                    3,736       (1,393)        4,299
  Accounts payable and accrued charges                              (68,623)     (19,214)       26,581
Accrued reclamation costs                                            (7,407)      (5,021)        5,214
Other non-current liabilities and deferred credits                   (6,286)      (4,219)       (1,037)
_______________________________________________________________________________________________________
CASH PROVIDED BY OPERATING ACTIVITIES                               467,821      296,186       233,483
_______________________________________________________________________________________________________

INVESTING ACTIVITIES
Additions to property, plant and equipment                         (160,337)     (58,939)      (39,596)
Acquisition of Texasgulf Inc.                                            -            -       (812,226)
Acquisition of White Springs Agricultural
  Chemicals, Inc.                                                        -            -       (291,540)
Acquisition of Arcadian Corporation (Note 3)                     (1,048,263)          -             -
Proceeds from disposal of fixed assets                               15,276       22,716           503
Additions to other assets                                           (22,091)      (2,819)      (10,298)
_______________________________________________________________________________________________________
CASH USED IN INVESTING ACTIVITIES                                (1,215,415)     (39,042)   (1,153,157)
_______________________________________________________________________________________________________
CASH (DEFICIENCY) BEFORE FINANCING ACTIVITIES                      (747,594)     257,144      (919,674)
_______________________________________________________________________________________________________

FINANCING ACTIVITIES
Proceeds from (repayment of) long-term obligations                  510,021     (258,556)      825,540
Proceeds from short-term debt                                       101,928           -             -
Repayment of Senior Notes                                          (374,526)          -             -
Dividends                                                           (55,308)     (48,199)      (45,834)
Issuance of shares                                                  580,565        2,784       163,889
_______________________________________________________________________________________________________
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                     762,680     (303,971)      943,595
_______________________________________________________________________________________________________

INCREASE (DECREASE) IN CASH                                          15,086      (46,827)       23,921
(BANK INDEBTEDNESS) CASH AND CASH
  EQUIVALENTS, BEGINNING OF YEAR                                     (6,330)      40,497        16,576
_______________________________________________________________________________________________________
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS),
 END OF YEAR                                                    $     8,756   $   (6,330)  $    40,497
=======================================================================================================
Supplemental cash flow disclosure
  Interest paid                                                 $    85,926   $   42,901   $    38,836
  Income taxes paid                                             $    41,252   $   32,914   $     6,242
_______________________________________________________________________________________________________

(See Notes to the Consolidated Financial Statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


1. DESCRIPTION OF BUSINESS

     Potash Corporation of Saskatchewan Inc. (PCS) and its operating subsidiaries (the "Company" except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The Company's potash producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan, one mine and two mills located in the Province of New Brunswick and one mine and mill in the State of Utah. The Company's phosphate producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in six states, two industrial phosphoric acid plants owned in a joint venture carrying on business as Albright & Wilson Company, a mine and processing plant complexes in the State of Florida and a processing plant complex in the State of Louisiana. The Company's nitrogen producing assets include seven domestic plants located in the states of Georgia, Iowa, Louisiana, Nebraska, Ohio, North Carolina and Tennessee and large scale operations in Trinidad. The Company owns or leases in excess of 130 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,200 railcars.

     The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited ("Canpotex"). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PCS, execute marketing and sales for the Company's potash, phosphate and nitrogen products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the Company's New Brunswick potash. PCS Sales (USA), Inc. executes offshore marketing and sales for the Company's nitrogen products. Phosphate Chemicals Export Association, Inc. ("PhosChem"), a phosphate export association established under United States law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 26. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of PCS and its operating subsidiaries:

- PCS Sales (Canada) Inc.
     - PCS Sales (Iowa), Inc.
     - PCS Sales (Indiana), Inc.
     - Potash Corporation of Saskatchewan (Florida) Inc.
     (PCS Florida)
- PCS Sales (USA), Inc.
- Potash Corporation of Saskatchewan Transport Limited
     (PCS Transport)

- PCS Phosphate Company, Inc. (PCS Phosphate)
     - Albright & Wilson Company (proportionately consolidated)
     - White Springs Agricultural Chemicals, Inc. (White Springs)
     - PCS Nitrogen, Inc. (PCS Nitrogen)

     All significant intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

     Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

INVENTORIES

     Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value. Cost for substantially all finished product, raw materials and work in process inventories is determined using the first in, first out (FIFO) method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost and certain inventories of materials and supplies are valued at the lower of cost and market.

PREPAID EXPENSES

     Prepaid expenses include prepaid freight which relates to product inventory stored at warehouse and terminal facilities which is invoiced to customers at the time of sale of the inventory.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment (which includes mine development costs) are carried at cost, except for mineral properties, which are carried at the lower of cost or fair value. Costs of additions, betterments and renewals are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment. Impairment would be measured by comparing book value against the estimated undiscounted future cash flows and any such impairment loss would be included in the statement of income.

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

GOODWILL

     Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Substantially all of the goodwill relates to the acquisition of Arcadian Corporation (see Note 3). Goodwill is being amortized on a straight-line basis over a period of forty years. The Company assesses the recoverability of this intangible asset based on estimated undiscounted future cash flows.

OTHER ASSETS

     Issue costs of long-term obligations are capitalized to deferred charges and are amortized to interest expense over the term of the related liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Preproduction costs are capitalized to deferred charges and represent costs incurred prior to obtaining commercial production at new milling facilities, net of revenue earned, and are amortized on a straight-line basis over ten years.

     The costs of constructing bases for gypsum stacks and settling ponds are capitalized to deferred charges and are amortized on a straight-line basis over their estimated useful lives of three to five years.

     Land held for sale is stated at the lower of cost or net realizable value.

     Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Other investments are stated at cost.

     Rotational plant maintenance costs, which consist primarily of planned major maintenance projects (also known as "turnarounds"), are capitalized when incurred and are amortized over the anticipated periods until the next scheduled rotational plant maintenance which ranges from two to four years.

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

POST-EMPLOYMENT AND POST-RETIREMENT BENEFITS

     Accrual of the costs of the Company's defined benefit pension plans are recorded monthly and adjusted annually based on actuaries' reports. Pension expense includes the net of management's best estimate of the cost of benefits provided, interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and plan amendments. Adjustments arising from plan amendments, experience gains or losses and changes in assumptions are amortized on a straight-line basis over the expected average remaining service life of the employee group covered by the plan. Pension fund assets are valued at market values.

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

     Canadian dollar operating transactions are translated to United States dollars at the average exchange rate of the previous month. Trinidadian dollar operating transactions are translated to United States dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN$1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

     Foreign exchange gains or losses are included in other income.

FINANCIAL INSTRUMENTS

     The Company enters into forward exchange contracts and natural gas futures, swaps and option agreements to manage its exposure to exchange rate and commodity price fluctuations. These activities have been designated as hedging activities by the Company.

     Gains or losses on foreign currency exchange contracts are recognized at the time that the contracts are entered into and are included in other income.

     Gains or losses resulting from changes in the fair value of natural gas hedging transactions which have not yet been settled are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales.

     The Company regularly evaluates its unrecognized or deferred gains and losses on these derivatives from a net realizable value of inventory perspective and establishes appropriate reserves, if necessary.

REVENUE RECOGNITION

     Sales revenue is recognized when the product is shipped or a service is performed. Revenue is recorded based on the F.O.B. mine, plant, warehouse or terminal price. Transportation costs are recovered from the customer through sales pricing.

3. ACQUISITION OF ARCADIAN CORPORATION

     On March 6, 1997, the Company acquired all of the outstanding shares of Arcadian Corporation for cash of $563,550 and the issuance of 8,029,092 common shares valued at $573,278. The cash consideration was financed by debt. Arcadian Corporation, based in Memphis, Tennessee, was a producer of nitrogen, nitrogen products and certain phosphate products. The acquisition was completed through the merger of Arcadian Corporation into a wholly-owned subsidiary of PCS, PCS Nitrogen.

     The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of PCS Nitrogen have been included in the consolidated financial statements from March 7, 1997. The excess of the purchase price over the fair value of the net identifiable assets acquired of $584,848 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. Liabilities assumed and included in the acquisition cost include an accrual for integration costs (including relocation, outplacement and termination costs) in the amount of $50,928.

Net assets acquired were:


Working capital                                       $1,167,703
Fixed assets and other assets                          1,067,828
Goodwill                                                 584,848
________________________________________________________________
                                                       1,820,379
Long-term debt and other long-term liabilities           683,551
________________________________________________________________
Net assets acquired                                    1,136,828
Less: Cash acquired                                       88,565
________________________________________________________________
Net acquisition cost                                  $1,048,263
================================================================

     The following unaudited pro forma financial information presents the combined results of operations of the Company and PCS Nitrogen as if the acquisition had occurred at the beginning of the years presented, after giving effect to certain adjustments including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, decreased interest expense and interest income due to debt retired in connection with the acquisition, and related income tax effects.

     The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the future results of operations of the combined company or the results of operations that would have actually occurred had the acquisition been in effect for the years presented.

                                                 1997            1996
_____________________________________________________________________
                                              (unaudited proforma)
Net sales                                  $2,487,985      $2,607,328
Operating income                              477,769         580,672
Net income                                    312,432         353,687
Net income per share                             5.82            6.60

4. ACCOUNTS RECEIVABLE

                                                  1997            1996
______________________________________________________________________
Trade accounts - Canpotex                   $1,143,097      $1,134,550
               - Other                         283,485         178,712
Non-trade accounts                              31,429          21,673
______________________________________________________________________
                                               358,011         234,935
Less allowance for doubtful accounts             6,857           4,157
______________________________________________________________________
                                            $1,351,154      $1,230,778
======================================================================

5. INVENTORIES


                                                  1997            1996
______________________________________________________________________
Finished product                            $1,162,181        $193,717
Materials and supplies                         107,518          73,912
Raw materials                                   59,689          29,917
Work in process                                 24,037          21,887
______________________________________________________________________
                                            $  353,425        $219,433
======================================================================


6. PROPERTY, PLANT AND EQUIPMENT

                                                        1997
_________________________________________________________________________________
                                                     ACCUMULATED
                                                  DEPRECIATION AND       NET BOOK
                                     COST           AMORTIZATION          VALUE
_________________________________________________________________________________

Land and improvements               $196,004            $20,697          $175,307
Buildings and improvements           421,617            102,494           319,123
Machinery and equipment            2,914,119            501,228         2,412,891
Mine development costs               125,908             37,604            88,304
_________________________________________________________________________________
                                  $3,657,648           $662,023        $2,995,625
=================================================================================


                                                        1996
_________________________________________________________________________________
                                                     Accumulated
                                                  Depreciation and       Net Book
                                     Cost           Amortization          Value
_________________________________________________________________________________
Land and improvements               $204,081            $17,662          $186,419
Buildings and improvements           424,368             92,156           332,212
Machinery and equipment            1,753,017            383,987         1,369,030
Mine development costs               125,908             34,877            91,031
_________________________________________________________________________________
                                  $2,507,374           $528,682        $1,978,692
=================================================================================

7. GOODWILL

                                                1997            1996
____________________________________________________________________
Cost                                        $586,987          $2,139
Accumulated amortization                      12,691             453
____________________________________________________________________
                                            $574,296          $1,686
====================================================================

8. OTHER ASSETS

                                                1997             1996
_____________________________________________________________________
Deferred charges - net of
  accumulated amortization                   $32,080          $22,451
Prepaid pension costs                         13,143            9,407
Land held for sale                             9,435            9,446
Investments                                   28,041            4,254
Rotational plant maintenance costs -
  net of accumulated amortization             36,137               -
Other                                          4,369            1,492
_____________________________________________________________________
                                            $123,205          $47,050
=====================================================================

9. BANK INDEBTEDNESS AND SHORT-TERM DEBT

     Bank indebtedness consists of cheques issued in excess of funds on deposit.

     Short-term debt was $101,928 at December 31, 1997 (1996 - $0). The Company has remaining available lines of credit for short-term financing in the amount of $205,000 at December 31, 1997 (1996 - $95,000). The lines of credit are unsecured.

10. ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                              1997             1996
_____________________________________________________________________
Trade accounts                              $264,679         $151,723
Accrued interest                               3,927            6,853
Accrued payroll                               17,561            9,015
Accrued integration                           44,534               -
Income taxes                                   3,778              395
Dividends                                     13,624           12,022
_____________________________________________________________________
                                            $348,103         $180,008
=====================================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


11. LONG-TERM DEBT

                                                                                              1997            1996
-------------------------------------------------------------------------------------------------------------------
SYNDICATED FACILITIES LED BY THE BANK OF NOVA SCOTIA                                    $  685,000        $  575,000

     The Credit Facility provides for aggregate unsecured advances of $1.125 billion at an interest rate of LIBOR plus a maximum of 0.75% (actual at December 31, 1997 was 0.30%) or Base Rate Canada Loans payable throughout the term of the Credit Facility. The Facility is renewable every 364 days with the consent of the lenders. No principal payments are required during the revolving period. If the Credit Facility is not renewed it converts to a five-year term facility repayable in twenty quarterly instalments each equal to 1% of the principal outstanding on the conversion date and a final payment of the remaining principal amount due on the fifth anniversary of the conversion date. The average interest rate on this obligation was 5.96% in 1997 (1996 - 5.88%).

INDUSTRIAL REVENUE AND POLLUTION CONTROL OBLIGATIONS                                        45,641          45,320

     Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 1998 to 2012.
     No sinking fund requirements prior to maturity. The Adjustable Rate
     Industrial Revenue and Pollution Control Obligations bear interest at rates ranging from 3.75% to 4.30%. The average interest rate on these obligations was 3.92% in 1997 (1996 - 3.98%). These loans are secured by bank letters of credit, most of which are guaranteed by the Company.

NOTES PAYABLE                                                                              400,000               -

     7.125% notes payable June 15, 2007. No sinking fund requirements prior to maturity. These notes were issued under a shelf registration covering up to $1,000,000 of debt securities. The notes are unsecured.


SENIOR NOTES                                                                                   900               -

     The Senior Notes are redeemable beginning May 1, 1998.
------------------------------------------------------------------------------------------------------------------
                                                                                         1,131,541         620,320
Less current maturities                                                                      2,400           1,520
------------------------------------------------------------------------------------------------------------------
                                                                                        $1,129,141        $618,800
==================================================================================================================

     The fair values of all long-term obligations are approximated by their face values.

     Assuming that the Credit Facility will continue to be renewed, long-term debt at December 31, 1997 will mature as follows:


                    1998                        $    2,400
                    1999                             1,200
                    2000                             7,000
                    2001                                 -
                    2002                               222
                    Subsequent years             1,120,719
                    --------------------------------------
                                                $1,131,541
                    ======================================

12. COMMITMENTS

LEASE COMMITMENTS

     The Company has long-term lease agreements for buildings, port facilities, certain ammonia plants in Trinidad, equipment, ocean-going transportation vessels and rail cars (excluding mineral leases), the latest of which expires in 2017.

     The Company has lease agreements with unaffiliated entities with respect to two ammonia plants constructed in Trinidad. The minimum annual lease payments under these agreements are approximately $23,000. The initial terms of the leases (five years and seven years) are renewable for additional five year terms subject to certain conditions. If the leases are not renewed or are otherwise terminated, the Company may be required to make residual termination payments of approximately 85% of the estimated $374,000 costs of construction. The Company has an option to purchase the plants during the terms of the leases for prices approximating their fair market values at the date of exercise.

     Future minimum lease payments under these capital and operating leases will be approximately as follows:

                                                   Operating       Capital
--------------------------------------------------------------------------
1998                                              $   75,760      $    468
1999                                                  73,688           468
2000                                                  69,636           467
2001                                                  55,599             -
2002                                                  49,503             -
Subsequent years                                     156,070             -
--------------------------------------------------------------------------
                                                                     1,403
Less amount representing interest                                      240
--------------------------------------------------------------------------
Present value of minimum capital lease payments                      1,163




Current portion                                                        340
--------------------------------------------------------------------------
Long-term portion                                                 $    823
==========================================================================


     Rental expense for operating leases for the years ended December 31, 1997, 1996 and 1995 was $65,252, $29,350 and $11,437, respectively.

OTHER COMMITMENTS

     The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 2007 in the amount of approximately $150,898.

     The Company has entered into an agreement for the construction of a ship to be delivered in 1999 for ocean-going transportation of raw materials and finished products in the amount of $37,000. Progress payments of $22,200 are required in 1998.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


12. COMMITMENTS (CONTINUED)

     On December 23, 1997, the Company signed a letter of intent to purchase all of the outstanding shares of Potash Company of Canada Limited for cash of CDN$18.8 million (subject to adjustment).

     BP Chemicals Inc. ("BPC") operates the Lima plant on behalf of the Company pursuant to a contract providing for the reimbursement of expenses incurred by BPC in providing such operating services.

     The Company's Trinidad operations have entered into long-term natural gas contracts with a gas company in Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities.

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS

CANADA

     Substantially all employees of the Company are participants in either a defined contribution or a defined benefit pension plan. The Company's obligations under the defined contribution plans are limited to making regular payments to the plan to match contributions made by the employees for current services (to a maximum of 5.5% of salary). Based on the latest actuarial valuations of the defined benefit pension plans conducted at December 31, 1994, and extrapolated to December 31, 1997, accrued pension benefits were $9,607 and the market values of the assets of the plans were $9,368.

     The Company has established a supplemental retirement income plan for senior management which is unfunded and non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.

UNITED STATES

     The Company has contributory and defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

     The components of net pension expense for the Company's US pension plans, computed actuarially, were as follows:


                                                       1997       1996       1995
---------------------------------------------------------------------------------
Service cost for benefits earned
  during the year                                  $  9,446   $  7,337   $  2,584
Interest cost on projected
  benefit obligations                                18,844     15,351      9,021
Return on plan assets                               (23,624)   (35,551)   (26,048)
Net amortization and deferral                            31     16,875     16,044
---------------------------------------------------------------------------------
Net pension expense                                $  4,697   $  4,012   $  1,601
=================================================================================

     Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

     The funding status of the Company's US pension plans and amounts recognized in the Consolidated Statements of Financial Position was as follows:

                                                                                1997         1996
-------------------------------------------------------------------------------------------------
Plans' assets at fair value                                                 $316,125     $238,531
-------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations:
  Vested benefits                                                            223,255      169,513
  Non-vested benefits                                                         16,101       11,294
-------------------------------------------------------------------------------------------------
Accumulated benefit obligations                                              239,356      180,807
Excess projected benefit obligations
  over accumulated benefit obligations                                        57,662       40,327
-------------------------------------------------------------------------------------------------
Total projected benefit obligations                                          297,018      221,134
-------------------------------------------------------------------------------------------------
Plans' assets exceeding projected
  benefit obligations                                                         19,107       17,397
Items not yet recognized in earnings:
  Additional minimum liability                                                  (311)          -
  Unrecognized net gain                                                      (24,855)     (10,722)
  Unrecognized prior service cost                                              3,245          432
-------------------------------------------------------------------------------------------------
Net (accrual) prepaid pension cost                                            (2,814)       7,107
White Springs accrued liability                                                   -         2,300
(Accrual) prepaid pension cost                                             $  (2,814)    $  9,407
=================================================================================================


     Significant actuarial assumptions for the Company's US funded plans were as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)



                                                                       1997       1996        1995
--------------------------------------------------------------------------------------------------
Discount rate                                                         7.50%      7.50%       7.25%
Long-term rate of return
  on assets                                                           9.00%      9.00%       9.00%
Rate of increase in
  compensation levels                                                 5.00%      5.00%       5.00%


TRINIDAD

     The Company has contributory defined benefit pension plans that cover a substantial majority of its employees. Benefits are based primarily on future service, with past service counting for purposes of vesting and eligibility for benefits.

     The components of net pension expense for the Company's Trinidad pension plans, computed actuarially, were as follows:

                                                                                       1997
-------------------------------------------------------------------------------------------
Service cost for benefits earned during the year                                    $   381
Interest cost on projected benefit obligations                                          722
Return on plan assets                                                                (1,610)
-------------------------------------------------------------------------------------------
Net pension expense                                                                 $  (507)
===========================================================================================

     The plans' assets consist mainly of local government and other bonds, local mortgage and mortgage-backed securities, fixed income deposits and cash.

     The funding status of the plans and amounts recognized in the Consolidated Statements of Financial Position was as follows:


                                                                                       1997
-------------------------------------------------------------------------------------------
Plans' assets at fair value                                                         $20,839
-------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations:
 Vested benefits                                                                      5,376
 Non-vested benefits                                                                      6
-------------------------------------------------------------------------------------------
Accumulated benefit obligations                                                       5,382
Excess projected benefit obligations over accumulated
 benefit obligations                                                                  4,547
-------------------------------------------------------------------------------------------
Total projected benefit obligations                                                   9,929
-------------------------------------------------------------------------------------------
Plans' assets exceeding projected benefit obligations                                10,910
Item not yet recognized in earnings:
 Unrecognized net gain                                                               (1,361)
-------------------------------------------------------------------------------------------
Net prepaid pension cost                                                              9,549
Valuation allowance                                                                  (3,944)
-------------------------------------------------------------------------------------------
Prepaid pension cost                                                                $ 5,605
===========================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS (CONTINUED)

     Significant actuarial assumptions for the plans were as follows:


Discount rate                                                        8.50%
Long-term rate of return on assets                                   9.50%
Rate of increase in compensation levels                              7.00%

OTHER POST-RETIREMENT PLANS

     The Company provides certain health care and life insurance benefits for retired employees. These plans are either contributory or non-contributory and contain certain cost-sharing features such as deductibles and coinsurance. These plans are unfunded and benefits are subject to change.

     Although the Company prepares its financial statements under Canadian GAAP, it has continued to apply the treatment prescribed by SFAS No. 106 under US GAAP "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the cost of providing other post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee.

     The components of this expense were as follows:

                                                         1997           1996           1995
-------------------------------------------------------------------------------------------
Service cost                                          $ 2,701         $2,233         $1,017
Interest cost                                           7,816          6,710          3,999
Net amortization and deferral                              -             (11)           373
-------------------------------------------------------------------------------------------
Net cost                                              $10,517         $8,932         $5,389
===========================================================================================

     The significant assumptions used in determining post-retirement benefit cost were as follows:

Discount rate                                           7.50%          7.50%          7.25%
Health care trend rate                                 10.80%*        11.60%         12.50%

* Decreasing gradually to 6.00% in 2003 and thereafter.

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:


                                                         1997           1996           1995
-------------------------------------------------------------------------------------------
Accumulated post-retirement
  benefit obligation                                   $4,722           $843         $2,650
Aggregate of service and
  interest cost                                           490             77            337

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

     The effect of these costs on income before income taxes was $887, $486 and $332 for 1997, 1996 and 1995, respectively. As at December 31, 1997, the Company has a recorded liability for these costs of $1,873 (1996 - $2,138).

     The components of the Company's post-retirement/post-employment benefits liability are as follows:

                                                                        1997           1996
-------------------------------------------------------------------------------------------
Retirees                                                            $ 45,483        $39,681
Active:
  Fully eligible                                                      27,496         20,052
  Not fully eligible                                                  54,226         36,778
-------------------------------------------------------------------------------------------
Total                                                                127,205         96,511
Unrecognized net (loss) gain                                          (2,130)           341
-------------------------------------------------------------------------------------------
                                                                     125,075         96,852
Less current portion of SFAS 106                                      (3,530)        (3,530)
Add SFAS 112 liability                                                 1,873          2,138
-------------------------------------------------------------------------------------------
Accrued post-retirement/post-
  employment benefits liability                                     $123,418        $95,460
===========================================================================================

     All of the Company's US employees may participate in defined contribution

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary reduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $3,647 and $3,565 for 1997 and 1996, respectively.

14. ENVIRONMENTAL COSTS

RECLAMATION AND RESTORATION COSTS

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 1997, the Company has accrued $31,953 (1996 - $35,856) for the Aurora, North Carolina facility, $66,810 (1996 - $66,669) for the White Springs, Florida facility, $27,377 (1996 - $27,377) for the Moab, Utah facility and $12,965 (1996 - $16,610) for various sulphur facilities. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1997 totalled $3,675 (1996 - $4,511). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in November 1996. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 1997, 1996 and 1995 were $66,972, $69,905 and $32,971, respectively. Of the 1997 amount, $51,421 (1996 - $53,507; 1995 -
$28,296) was charged to operations, $4,948 (1996 - $6,787) was capitalized and $10,603 (1996 - $9,611) was charged against accrued reclamation costs.

     Certain reclamation obligations are currently secured by a surety bond of approximately $13,000.

CAPPING OF BYPRODUCT GYPSUM STACKS

     In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of byproduct gypsum (gypsum stacks). The legislation requires companies to "cap" the gypsum stacks in order to reduce seepage into the groundwater. The procedures are not required until the gypsum stacks are no longer in use, which management currently estimates to be no earlier than the year 2010. At December 31, 1997, a balance of $35,350 (1996 - $34,285) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.

     In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stack must comply with the laws in place at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)

14. ENVIRONMENTAL COSTS (CONTINUED)

OTHER ENVIRONMENTAL COSTS

Other than reclamation and restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 1997. At December 31, 1997, environmental reserves recorded by the Company, other than those related to reclamation and restoration and gypsum stack capping, as discussed above, were approximately $2,000.

The Company's estimated operating expenses, other than reclamation and restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $15,520 for the year ended December 31, 1997 (1996 - $9,533; 1995 - $8,598). In addition, capital expenditures for environmental compliance were approximately $10,464 for the year ended December 31, 1997 (1996 - $2,123).

15. SHARE CAPITAL

AUTHORIZED:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

ISSUED:
                                                          1997            1996            1995
                                                 CONSIDERATION   CONSIDERATION   CONSIDERATION
----------------------------------------------------------------------------------------------
Issued, beginning of year                          $   630,484        $627,700      $  463,811
Shares issued under option                               5,826           2,634           2,516
Shares issued in public offering                            -               -          161,184
Shares issued to purchase Arcadian Corporation         573,278              -               -
Shares issued for dividend reinvestment plan             1,461             150             189
----------------------------------------------------------------------------------------------
Issued, end of year                                 $1,211,049        $630,484      $  627,700
==============================================================================================

ISSUED:

                                                           1997           1996            1995
                                                      NUMBER OF      NUMBER OF       NUMBER OF
                                                  COMMON SHARES  COMMON SHARES   COMMON SHARES
----------------------------------------------------------------------------------------------
Issued, beginning of year                            45,581,864     45,439,667      42,988,238
Shares issued under option                              267,350        140,050         147,650
Shares issued in public offering                             -              -        2,300,000
Shares issued to purchase Arcadian Corporation        8,029,092             -               -
Shares issued for dividend reinvestment plan             17,880          2,147           3,779
----------------------------------------------------------------------------------------------
Issued, end of year                                  53,896,186     45,581,864      45,439,667
==============================================================================================


STOCK OPTIONS

At December 31, 1997, there were stock options outstanding in respect of 2,461,125 common shares granted to certain employees of the Company and the directors of PCS with an exercise price from CDN$14.00 to CDN$121.50 for options held by optionees resident in Canada, and US$12.00 to US$86.75 for optionees resident in the United States. As at December 31, 1997, 1,280,875 shares were subject to exercisable options.

The foregoing options have expiry dates ranging from November 30, 1999 to November 5, 2007.

STOCK-BASED COMPENSATION DISCLOSURE

The Company continues with its policy of not recording any compensation expense for the stock options as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant.

SHAREHOLDER RIGHTS PLAN

The Board of Directors of the Company adopted a shareholder rights plan (the
Plan) on November 10, 1994. The Plan was amended by the Board of Directors on March 28, 1995 and May 4, 1995 and approved by the shareholders on May 11, 1995. Under the Plan, the Board of Directors declared a dividend distribution of one right for each common share to holders of record. The rights are not currently exercisable and only become exercisable upon the occurrence of certain events as specified in the Plan. The Plan expires following the Company's annual meeting in 1998 unless otherwise renewed or extended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US Dollars)

16. GEOGRAPHIC SEGMENTS

     Financial information by geographic area is summarized in the accompanying table.


                                                     CANADA      UNITED STATES        TRINIDAD      CONSOLIDATED
________________________________________________________________________________________________________________
1997
NET SALES TO CUSTOMERS OUTSIDE THE ENTERPRISE
  Canada                                           $ 14,460         $   27,147      $    -            $   41,607
  United States                                     188,416          1,435,138           -             1,623,554
  PhosChem                                            -                261,502           -               261,502
  Canpotex                                          229,666              -               -               229,666
  Other                                              64,261            102,548           2,791           169,600
________________________________________________________________________________________________________________
                                                   $496,803         $1,826,335      $    2,791        $2,325,929
================================================================================================================

SALES BETWEEN GEOGRAPHIC AREAS                     $  -             $    -            $143,452        $    -
================================================================================================================
SEGMENT OPERATING EARNINGS                         $163,620         $  257,528        $ 26,492        $  447,640
================================================================================================================
ASSETS                                             $977,601         $3,019,841        $430,150        $4,427,592
================================================================================================================

1996
NET SALES TO CUSTOMERS OUTSIDE THE ENTERPRISE
  Canada                                           $ 14,507         $   28,225      $    -            $   42,732
  United States                                     136,981            668,385           -               805,366
  PhosChem                                            -                275,644           -               275,644
  Canpotex                                          184,025              -               -               184,025
  Other                                              61,526             34,575           -                96,101
________________________________________________________________________________________________________________
                                                   $397,039         $1,006,829      $    -            $1,403,868
================================================================================================================

SEGMENT OPERATING EARNINGS                         $113,317         $  186,175      $    -            $  299,492
================================================================================================================
ASSETS                                             $840,176         $1,654,211      $    -            $2,494,387
================================================================================================================

1995
NET SALES TO CUSTOMERS OUTSIDE THE ENTERPRISE
  Canada                                           $ 12,483         $   23,461      $    -            $   35,944
  United States                                     128,594            270,085           -               398,679
  PhosChem                                            -                128,320           -               128,320
  Canpotex                                          221,169              -               -               221,169
  Other                                              53,686             18,282           -                71,968
________________________________________________________________________________________________________________
                                                   $415,932         $  440,148      $    -            $  856,080
================================================================================================================

SEGMENT OPERATING EARNINGS                         $138,939         $   85,310      $    -            $  224,249
================================================================================================================
ASSETS                                             $935,075         $1,646,742      $    -            $2,581,817
================================================================================================================


     Transfer prices for sales between affiliates approximate prices charged to unaffiliated customers.

17. PROVINCIAL MINING AND OTHER TAXES

     Provincial mining taxes and other taxes consist of:

                                                        1997           1996             1995
____________________________________________________________________________________________
Potash Production Tax                              $  53,453        $27,462        $  29,589
Saskatchewan corporate capital taxes                  16,859         12,735           13,799
____________________________________________________________________________________________
                                                   $  70,312        $40,197        $  43,388
============================================================================================

18. INTEREST EXPENSE

                                                        1997           1996             1995
____________________________________________________________________________________________
Interest on
  Short-term debt                                  $   2,351        $    56         $    190
  Long-term debt                                      78,921         46,391           41,177
  Obligations under capital leases                       167            314              450
____________________________________________________________________________________________
                                                   $  81,439        $46,761         $ 41,817
============================================================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


19. INCOME TAXES

     As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the statutory income tax rates to income before income taxes as follows:

                                                                                      1997       1996       1995
----------------------------------------------------------------------------------------------------------------
Income before income taxes
Canada                                                                            $ 67,606   $ 81,067   $102,540
United States                                                                      272,520    171,664     79,892
Trinidad                                                                            26,075          -          -
----------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        $366,201   $252,731   $182,432
================================================================================================================
Federal and Provincial Statutory tax rates                                           46.12%     46.12%     46.08%
================================================================================================================
Tax at statutory rates                                                            $168,892   $116,560   $ 84,065
Adjusted for the effect of:
  Net non-deductible provincial taxes and royalties and resource allowances         (7,025)   (22,879)   (22,262)
  Additional tax deductions                                                        (73,631)   (44,255)   (35,252)
  Difference between Canadian rate and rates applicable to
    subsidiaries in other countries                                                (24,662)   (10,359)    (4,502)
 Other                                                                               5,489      4,628        897
----------------------------------------------------------------------------------------------------------------
Income tax expense                                                                $ 69,063   $ 43,695   $ 22,946
================================================================================================================

The principal timing differences and their tax effect are as follows:

                                                                                      1997       1996       1995
----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                     $574,673   $241,429   $201,744
Accrued reclamation costs                                                          (49,577)   (56,660)   (60,612)
Accrued post-retirement/post-employment benefits                                   (49,551)   (38,132)   (35,828)
Loss carryforwards                                                                 (75,309)   (93,900)   (94,400)
Other                                                                              (45,230)   (17,702)       394
Alternative minimum tax carryforward                                               (16,575)    (6,555)    (6,555)
----------------------------------------------------------------------------------------------------------------
Deferred income tax liability                                                     $338,431   $ 28,480   $  4,743
================================================================================================================

Details of income tax expense are as follows:
Canada - Current                                                                  $  1,024   $  3,097   $  3,236
       - Deferred                                                                    2,146          -          -
United States - Federal - Current                                                   31,888     16,861     14,967
                        - Deferred                                                  25,063     20,651      3,356
United States - State - Deferred                                                      (716)     3,086      1,387
Trinidad - Current                                                                  13,564          -          -
         - Deferred                                                                 (3,906)         -          -
----------------------------------------------------------------------------------------------------------------
Income tax expense                                                                $ 69,063   $ 43,695   $ 22,946
================================================================================================================

     At December 31, 1997, the Company has income tax losses carried forward of approximately $198,602 which will begin to expire in 1998. The benefit relating to these loss carryforwards has been recognized by reducing deferred income tax liabilities. In addition, the Company has alternative minimum tax credits of approximately $16,575 which carry forward indefinitely.

     The Company has reorganized certain of its financings within the corporate group which, among other things, resulted in certain tax benefits. These benefits could be questioned by the relevant tax authorities. However, management believes the ultimate resolution of the issues will not have a material effect on the Company.

20. NET INCOME PER SHARE (EARNINGS PER SHARE)

     Net income per share is calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 1997 of 52,275,000 (1996 - 45,537,000; 1995 - 43,352,000). Fully diluted net income per share did not differ materially from net income per share in any of the accounting periods.

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements to hedge foreign exchange and commodity price risk. The Company does not hold or issue financial instruments for trading purposes.

     At December 31, 1997, the Company had commitments in the form of foreign exchange contracts to sell US$46,000 (1996 - US$8,000). The fair value of these contracts approximated the cost amount at December 31, 1997.

     The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

     In addition to physical spot and term purchases, the Company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its United States nitrogen plants. Under these arrangements, the Company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The Company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. Cash margin requirements which have been advanced as at December 31, 1997 totalled $11,158 and are included in inventory.

     As at December 31, 1997, the Company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 17.4 million MMBtus with maturities in 1998 through 2000. The swaps represented a notional amount of 83.3 million MMBtus with maturities in 1998 through 2002. As at December 31, 1997, net gains arising from settled hedging transactions which are included as a component of finished goods inventory were not material.

     The Company is exposed to credit related losses in the event of non-performance by counterparties to derivative financial instruments. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.

     The major concentration of credit risk arises from the Company's receivables. A majority of the Company's sales are in North America and are primarily for use in the agricultural industry. Credit risk relating to these sales is managed through an effective credit management program. Internationally, the Company's products are sold primarily through two export associations whose accounts receivable are either insured or secured by letters of credit.

     The carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued charges approximate fair values because of short-term maturities. The carrying amount of the Company's long-term debt approximates estimated fair value because the stated interest rates approximate the market rate.

22. CONTINGENCIES

     PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 1997.

     In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

     In June 1993, the Company was served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleged a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint sought treble damages in an unspecified amount and other relief. The Company filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the defendants' motions for summary judgement and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit on January 31, 1997. Oral arguments were heard on November 17, 1997.

     Additional complaints were filed in the California and Illinois State Courts on behalf of purported classes of indirect purchasers of potash in those states. The parties in the California lawsuit have agreed to stay proceedings pending the outcome of the appeal to the United States Court of Appeals for the Eighth Circuit. The Illinois State Court complaint has been dismissed for failure to state a cause of action.

     On May 7, 1997, J. Douglas Campbell, Alfred L. Williams, Peter H. Kesser and David L. Alyea, former officers of Arcadian Corporation, filed lawsuits against PCS in the United States District Court for the Western District of Tennessee. The complaints allege that PCS breached employment agreements between Arcadian and the officers and breached the related assumption agreement among PCS, PCS Nitrogen and Arcadian. The complaints of Mr. Campbell, Mr. Williams, Mr. Kesser and Mr. Alyea seek damages in excess of $22.2 million, $6.2 million, $3.7 million and $4.2 million, respectively. In addition, on October 14, 1997, Charles Lance, a former officer of Arcadian Corporation, filed a lawsuit in the same court against PCS also alleging breaches of his employment agreement and the related assumption agreement. Mr. Lance seeks damages in an amount exceeding $3.0 million. Each complaint also seeks certain additional unspecified damages. Trial with respect to the original four plaintiffs' claims has been set for August 17, 1998. Management of the Company, having consulted with legal counsel, believes that the lawsuits will not have a material adverse effect on the Company.

     On March 13, 1996, PCS Nitrogen, two other nitrogen producers and up to thirty unidentified parties were named as defendants in a lawsuit filed in the name of the Port Authority of New York and New Jersey (the "Port Authority") in New Jersey State Court. The lawsuit was actually filed by the attorneys hired by the Port Authority's subrogated insurance carriers. The Port Authority's insurers are seeking to recover damages allegedly incurred as a result of the explosion at the World Trade Center in New York City on February 26, 1993. On February 7, 1997, the defendants filed a motion to dismiss the suit for failure to state a claim upon which relief could be granted. On December 19, 1997, that motion was granted and the complaint was dismissed with prejudice. On January 15, 1998, the Port Authority appealed the dismissal to the United States Court of Appeals for the Third Circuit. Although neither the Port Authority nor its subrogated insurers have alleged or otherwise revealed the amount of damages sought from PCS Nitrogen in the lawsuit, the Port Authority stated in an affidavit submitted to the court in support of its motion to disqualify its insurers' counsel that as of April 9, 1996, the Port Authority had submitted to its insurers claims relating to the explosion totaling approximately $340 million, of which the insurers had paid approximately $160 million. PCS Nitrogen is unaware of any basis for liability and intends to continue to vigorously defend the lawsuit.

     Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company.

23. RELATED PARTY TRANSACTIONS

     The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 1997 were $229,666 (1996 - $184,025; 1995 - $221,169).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


24. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

                                             First        Second         Third        Fourth
                                           Quarter       Quarter       Quarter       Quarter
____________________________________________________________________________________________
1997
Net sales                                 $464,834      $676,648      $573,773      $610,674
============================================================================================
Gross Margin                              $115,027      $184,152      $149,466      $136,526
============================================================================================
Operating Income                          $ 90,513      $154,714      $108,851      $ 93,562
============================================================================================
Net Income                                $ 56,365      $ 96,980      $ 71,418      $ 72,375
============================================================================================
Net Income per Share                      $   1.18      $   1.81      $   1.33      $   1.35
============================================================================================
1996
Net sales                                 $366,871      $352,369      $342,148      $342,480
============================================================================================
Gross Margin                              $107,404      $ 90,313      $ 89,884      $ 96,373
============================================================================================
Operating Income                          $ 87,122      $ 74,366      $ 66,418      $ 71,586
============================================================================================
Net Income                                $ 63,678      $ 52,398      $ 46,772      $ 46,188
============================================================================================
Net Income per Share                      $   1.40      $   1.15      $   1.03      $   1.01
============================================================================================

     Net Income per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

25. COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

     Net sales: Sales are recorded net of freight costs (less related revenues) and transportation and distribution expenses. US GAAP would require that net freight costs be included in cost of sales and transportation and distribution expenses be reported as an operating expense.

     Non-cash financing and investing activities: Non-cash financing and investing activities are included in the statement of cash flow. US GAAP requires that non-cash financing and investing activities be disclosed supplementally rather than being included in the statement of cash flow.

     In 1995, the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation." The Company has decided to continue to apply APB Opinion 25 ("APB 25") for measurement of compensation of employees.


























     THE APPLICATION OF US GAAP, AS DESCRIBED ABOVE, WOULD HAVE HAD THE FOLLOWING APPROXIMATE EFFECTS ON NET INCOME, NET INCOME PER SHARE, TOTAL ASSETS AND SHAREHOLDERS' EQUITY:


                                                                                           1997             1996             1995
_________________________________________________________________________________________________________________________________
Net income as reported in the consolidated statements of income
  and retained earnings                                                              $  297,138       $  209,036       $  159,486
Item (decreasing) increasing reported net income
 Deferred income taxes                                                                  (11,382)          (7,216)          18,598
_________________________________________________________________________________________________________________________________
Approximate net income - US GAAP                                                     $  285,756       $  201,820       $  178,084
=================================================================================================================================
Approximate net income per share - US GAAP                                           $     5.47       $     4.43       $     4.11
=================================================================================================================================

Total assets as reported in the consolidated statements of financial position        $4,427,592       $2,494,387       $2,581,817
Item increasing reported total assets
 Deferred income tax asset                                                                   -            15,727           18,598
_________________________________________________________________________________________________________________________________
Approximate total assets - US GAAP                                                   $4,427,592       $2,510,114       $2,600,415
=================================================================================================================================

Shareholders' equity as reported in the consolidated statements of
 financial position                                                                  $2,227,891       $1,405,496       $1,241,875
Item increasing reported shareholders' equity
 Deferred income taxes                                                                       -            11,382           18,598
_________________________________________________________________________________________________________________________________
Approximate shareholders' equity - US GAAP                                           $2,227,891       $1,416,878       $1,260,473
=================================================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)


SUPPLEMENTAL US GAAP DISCLOSURE

     New Accounting Pronouncements

     In December 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share. This Statement establishes standards for the computation of basic and diluted earnings per share and requires that the treasury stock method be utilized in the computation of diluted earnings per share. Adoption of this statement did not have a material impact on basic or diluted earnings per share.

     The Company has also adopted the provisions of SFAS No. 129, Disclosure of Information about Capital Structure.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, both of which will be effective for the Company's 1998 fiscal year. Adoption of these standards will not have a material impact on the Company's financial statements.

DEFERRED INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the net deferred income tax liability are:

                                                           1997            1996
_______________________________________________________________________________
Deferred income tax assets:
  Loss and credit carry forwards                       $ 91,884      $  100,455
  Post-retirement/post-employment benefits               49,551          38,132
  Accrued reclamation costs                              49,577          56,660
  Other                                                  63,858          33,429
_______________________________________________________________________________
Total deferred income tax assets                        254,870         228,676
_______________________________________________________________________________
Deferred income tax liabilities:
  Basis difference in fixed assets                      574,673         241,429
  Other                                                  18,628           4,345
_______________________________________________________________________________
Total deferred income tax liabilities                   593,301         245,774
_______________________________________________________________________________
Net deferred income tax liability                      $338,431      $   17,098
===============================================================================
Consisting of:
  Current deferred income tax asset                    $     -       $  (15,727)
  Long-term deferred income tax liability               338,431          32,825
_______________________________________________________________________________
                                                       $338,431      $   17,098
===============================================================================

STOCK COMPENSATION PLANS

     The Company has two stock-based compensation plans which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price of the options at the grant date is equal to the market value of the shares at the grant date. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, the Company's net income and net income per share for the year ending December 31, 1997 would have been reduced to the pro forma amounts indicated below:


                                                  1997                          1996
______________________________________________________________________________________________
                                      AS REPORTED      PRO FORMA     AS REPORTED     PRO FORMA
______________________________________________________________________________________________
Net income                               $285,756       $271,497        $201,820      $191,936
Net income per share                     $   5.47       $   5.19        $   4.43      $   4.21


     The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions:

                                             1997           1996            1995
________________________________________________________________________________
Expected dividend                           $1.03          $1.06           $1.06
Expected volatility                           26%            32%             37%
Risk-free interest rate                     5.80%          6.90%           6.80%
Expected life of option                  10 years       10 years        10 years
Expected forfeitures                          26%            25%             25%

     The Company has two option plans. Under the Officer and Key Employee Plan, the Company may, after January 24, 1995, issue up to 3,842,000 common shares pursuant to the exercise of options. Under the Directors Plan, the Company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options. Under both plans, the exercise price of each option equals the closing market price of the Company's shares on the trading day prior to the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     A summary of the status of the plans as of December 31, 1997, 1996 and 1995 and changes during the years ending on those dates is presented below:

NUMBER OF SHARES SUBJECT TO OPTION

                                                      1997              1996             1995
_____________________________________________________________________________________________
Outstanding, beginning of year                   1,845,475         1,395,525        1,048,675
Granted                                            889,750           592,000          494,500
Exercised                                         (267,350)         (140,050)        (147,650)
Cancelled                                           (6,750)           (2,000)           -
_____________________________________________________________________________________________
Outstanding, end of year                         2,461,125         1,845,475        1,395,525
=============================================================================================

WEIGHTED AVERAGE EXERCISE PRICE

                                                      1997              1996             1995
_____________________________________________________________________________________________
Outstanding, beginning of year                   $   52.90         $   34.74        $   23.19
Granted                                              86.11             71.00            74.52
Exercised                                            23.12             20.95            18.24
Cancelled                                            78.44             74.75              -
Outstanding, end of year                             68.11             52.90            34.74


     The weighted-average grant-date fair value of options granted during the year was $23,712 (1996 - $14,206; 1995 - $14,416). The following table summarizes information about stock options outstanding at December 31, 1997:


                                                   OPTIONS             OPTIONS
                                               OUTSTANDING         EXERCISABLE
______________________________________________________________________________________________________________
RANGE OF EXERCISE                 NUMBER  WEIGHTED AVERAGE    WEIGHTED AVERAGE                WEIGHTED AVERAGE
PRICES                       OUTSTANDING    REMAINING LIFE      EXERCISE PRICE      NUMBER      EXERCISE PRICE
______________________________________________________________________________________________________________
$12.00 to $18.38                  45,625         4 years            $16.29          45,625          $16.29
$20.00 to $25.38                 222,350         6 years             22.04         222,350           22.04
$32.25                           232,850         7 years             32.25         232,850           32.25
$70.38 to $74.75               1,075,050         9 years             72.59         780,050           73.19
$81.75 to $86.75                 885,250        10 years             86.34            -                -


     The following supplemental schedules present the Consolidated Financial Position, Income and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION


As at December 31
(in thousands of US dollars)
                                                                       1997               1996
______________________________________________________________________________________________
ASSETS
Current Assets
  Cash and cash equivalents                                      $    8,756         $    -
  Accounts receivable                                               351,154            230,778
  Inventories                                                       353,425            219,433
  Prepaid expenses                                                   21,131             16,748
  Deferred income tax asset                                            -                15,727
______________________________________________________________________________________________
                                                                    734,466            482,686
Property, plant and equipment                                     2,995,625          1,978,692
Goodwill                                                            574,296              1,686
Other assets                                                        123,205             47,050
______________________________________________________________________________________________
                                                                 $4,427,592         $2,510,114
==============================================================================================
LIABILITIES
Current Liabilities
  Bank indebtedness                                              $    -            $     6,330
  Short-term debt                                                   101,928              -
  Accounts payable and accrued charges                              348,103            180,008

  Current portion of long-term debt                                   2,400              1,520
  Current obligations under capital leases                              340                300
______________________________________________________________________________________________
                                                                    452,771            188,158
Long-term debt                                                    1,129,141            618,800
Obligations under capital leases                                        823              1,163
Deferred income tax liability                                       338,431             32,825
Accrued post-retirement/post-employment benefits                    123,418             95,460
Accrued reclamation costs                                           139,105            146,512
Other non-current liabilities and deferred credits                   16,012             10,318
______________________________________________________________________________________________
                                                                  2,199,701          1,093,236
______________________________________________________________________________________________
SHAREHOLDERS' EQUITY
Share Capital                                                     1,211,049            630,484
Contributed Surplus                                                 336,486            336,486
Retained Earnings                                                   701,285            470,837
Foreign Currency Translation Adjustment                             (20,929)           (20,929)
______________________________________________________________________________________________
                                                                  2,227,891          1,416,878
______________________________________________________________________________________________
                                                                 $4,427,592         $2,510,114
==============================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars)

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED INCOME AND RETAINED EARNINGS


For the Years Ended December 31
(in thousands of US dollars)                                            1997             1996             1995
__________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________
Net sales                                                            $2,610,346       $1,552,885       $  910,988
Cost of goods sold                                                    1,963,565        1,119,758          549,185
__________________________________________________________________________________________________________________
GROSS MARGIN                                                            646,781          433,127          361,803
__________________________________________________________________________________________________________________
Selling, distribution and administrative                                161,273          109,295          109,031
Provincial mining and other taxes                                        70,312           40,197           43,388
Other income                                                            (32,444)         (15,857)         (14,865)
__________________________________________________________________________________________________________________
                                                                        199,141          133,635          137,554
__________________________________________________________________________________________________________________
OPERATING INCOME                                                        447,640          299,492          224,249
INTEREST EXPENSE                                                         81,439           46,761           41,817
__________________________________________________________________________________________________________________
INCOME BEFORE INCOME TAXES                                              366,201          252,731          182,432
INCOME TAXES                                                             80,445           50,911            4,348
__________________________________________________________________________________________________________________
NET INCOME                                                              285,756          201,820          178,084
RETAINED EARNINGS, BEGINNING OF YEAR                                    470,837          317,216          184,966
DIVIDENDS                                                               (55,308)         (48,199)         (45,834)
__________________________________________________________________________________________________________________
RETAINED EARNINGS, END OF YEAR                                       $  701,285       $  470,837       $  317,216
==================================================================================================================
NET INCOME PER SHARE -- BASIC                                        $     5.47       $     4.43       $     4.11
==================================================================================================================
NET INCOME PER SHARE -- FULLY DILUTED                                $     5.42       $     4.39       $     4.06
==================================================================================================================
DIVIDENDS PER SHARE                                                  $     1.03       $     1.06       $     1.06
==================================================================================================================

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW


For the Years Ended December 31
(in thousands of US dollars)                                              1997             1996             1995
__________________________________________________________________________________________________________________
OPERATING ACTIVITIES
Net Income                                                           $  285,756       $  201,820       $  178,084
Items not affecting cash
  Depreciation and amortization                                         170,002           90,125           70,953
  (Gain) loss on disposal of fixed assets                                (4,739)           2,152              726
  Provision for deferred income tax                                      45,873           30,953          (13,855)
  Provision for post-retirement/post-employment benefits                  6,166            5,890            2,052
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
  Accounts receivable                                                    23,470           (7,400)         (48,831)
  Inventories                                                            19,873            2,493            9,297
  Prepaid expenses                                                        3,736           (1,393)           4,299
  Accounts payable and accrued charges                                  (68,623)         (19,214)          26,581
Accrued reclamation costs                                                (7,407)          (5,021)           5,214
Other non-current liabilities and deferred credits                       (6,286)          (4,219)          (1,037)
__________________________________________________________________________________________________________________
CASH PROVIDED BY OPERATING ACTIVITIES                                   467,821          296,186          233,483
__________________________________________________________________________________________________________________
INVESTING ACTIVITIES
Additions to property, plant and equipment                             (160,337)         (58,939)         (39,596)
Acquisition of Texasgulf Inc.                                             --               --            (812,226)
Acquisition of White Springs Agricultural Chemicals, Inc.                 --               --            (291,540)
Acquisition of Arcadian Corporation                                    (474,985)
Proceeds from disposal of fixed assets                                   15,276           22,716              503
Additions to other assets                                               (22,091)          (2,819)         (10,298)
__________________________________________________________________________________________________________________
CASH USED IN INVESTING ACTIVITIES                                      (642,137)         (39,042)      (1,153,157)
__________________________________________________________________________________________________________________
FINANCING ACTIVITIES
Proceeds from long-term obligations                                   1,210,000            --            1,040,000
Repayment of long-term obligations                                     (699,979)        (258,556)        (214,460)
Proceeds from short-term debt                                           210,000            --               --
Repayment of short-term debt                                           (108,072)           --               --
Repayment of Senior Notes                                              (374,526)           --               --
Dividends                                                               (55,308)         (48,199)         (45,834)
Issuance of shares                                                        7,287            2,784          163,889
__________________________________________________________________________________________________________________
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         189,402         (303,971)         943,595
__________________________________________________________________________________________________________________
INCREASE (DECREASE) IN CASH                                              15,086          (46,827)          23,921
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         (6,330)          40,497           16,576
__________________________________________________________________________________________________________________
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF YEAR             $  8,756       $   (6,330)      $   40,497
==================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION

     On March 6, 1997, the Company acquired all of the outstanding shares of Arcadian. The consideration paid included 8,029,092 common shares of the Company valued at $573,278.

BOARD OF DIRECTORS

ISABEL B. ANDERSON [PICTURE]

     Ms. Anderson, President and Chief Executive Officer of A&L Information Brokers, a Calgary-based information brokerage company, joined the PCS Board in 1989 and is on the executive committee. A longtime Professor of Economics at the University of Saskatchewan and specialist in international economics and Canadian public policy, she was a Commissioner in 1986 for Saskatchewan's public hearings on the Canada-United States trade negotiations. She has served on the Canadian delegation to the United Nations Conference on Science and Technology in Vienna, Austria, and on the Canadian NGO delegation to the United Nations Conference on Trade and Development in Nairobi, Kenya. She works extensively on the implications of public policy for the growth and development of the Western Canadian economy, particularly in Saskatchewan.

DOUGLAS J. BOURNE [PICTURE]

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

CHARLES E. CHILDERS [PICTURE]

     Mr. Childers, President and CEO of Potash Corporation of Saskatchewan Inc. and its predecessor company since 1987, joined the Board in 1989 and became Chairman in 1990. He is Chairman of the executive committee. He is past President of the International Fertilizer Industry Association and past Chairman of the Potash & Phosphate Institute, Canpotex Limited, the Saskatchewan Potash Producers Association and The Fertilizer Institute. He is active in the Fertilizer Industry Advisory Committee to the Food and Agriculture Organization, and sits on the board of directors of Battle Mountain Gold Company and KAP Resources Ltd.

DENIS J. COTE [PICTURE]

     Mr. Cote retired Chairman and CEO of the UMA Group Ltd., was President, Chief Executive Officer and member of the board of Reclamation Management Ltd. in Vancouver, British Columbia in 1993. He has served on the PCS Board since 1989, sits on the executive committee and heads the compensation committee. Former Chairman and director of Joss Energy Ltd., he is a director of the successor company, Startech Energy Inc. He is a founder and Chairman of Inter West Energy Corporation, which merged with New Cache Resources in 1997, and a member of the board of the Vancouver Port Corporation. From 1975 to 1981, he served on the board of governors of the University of Calgary.

WILLIAM J. DOYLE [PICTURE]

     Mr. Doyle, President of PCS Sales, has served on the PCS Board since 1989. He became President of PCS Sales in 1987 and prior to that was International Vice President of International Minerals and Chemical Corporation. He is past Chairman of Canpotex Limited and continues to serve on its board, as well as the boards of the Potash & Phosphate Institute, PhosChem and Fersan S.A. in the Dominican Republic. He chairs the International Fertilizer Industry Association's Potash Committee.

THE HONOURABLE WILLARD Z. ESTEY, Q.C. [PICTURE]

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

DALLAS J. HOWE [PICTURE]

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

JAMES F. LARDNER [PICTURE]

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

DONALD E. PHILLIPS [PICTURE]

     Mr. Phillips, of Brandon, Mississippi, former President and CEO of Pitman-Moore Inc., joined the PCS Board in 1991 and serves on the compensation committee. A director of Great Lakes REIT Inc., Oak Brook, Illinois, he is Chairman of the board of directors of Synbiotics Inc., San Diego, California. He is President of Holmes Community College Development Foundation, Goodman, Mississippi, a regent of Bethel College and Seminary in St. Paul, Minnesota, a trustee of Mississippi College, Clinton, Mississippi, and former Chairman of the board of Lake Forest Graduate School of Business, Lake Forest, Illinois.

BOARD OF DIRECTORS

PAUL J. SCHOENHALS [PICTURE]

     Mr. Schoenhals, President of Petroleum Industry Training Service in Calgary, Alberta, was Chairman of Potash Corporation of Saskatchewan from 1987 to 1989. He rejoined the Board in 1992, and sits on the environmental affairs committee. A former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan, he is on the boards of Upton Resources Inc., Brandon Energy Ltd. and Petroleum Industry Training Service. He has been a director of Precambrian Shield Resources and Sabre West Oil & Gas and on the national advisory board for Marsh & McLennan. He sits on the national advisory committee for Bayer Care Canada.

DARYL K. SEAMAN [PICTURE]

     Mr. Seaman, Chairman and President of Dox Investments Inc. in Calgary, Alberta, joined the PCS Board of Directors in 1989 and is a member of the compensation committee. Former Chairman and CEO of Bow Valley Industries Ltd., he is a director of Encal Energy Ltd., Renaissance Energy Ltd., Far West Mining Ltd., Abacan Resource Corporation, Basic Industries Corporation, Canadian Chemical Reclaiming Ltd. and Bow Valley Energy Ltd. He is co-owner and director of the Calgary Flames Hockey Club.

E. ROBERT STROMBERG, Q.C. [PICTURE]

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

JACK G. VICQ [PICTURE]

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

BARRIE A. WIGMORE [PICTURE]

     Mr. Wigmore, a Limited Partner with New York investment banking firm Goldman Sachs Group, L.P., headed its efforts in such regulated industries as electric and gas utilities, pipelines and telecommunications. He joined the PCS Board in 1989 and sits on the compensation committee. He writes on financial history and current financial markets and is Chairman of the American Friends of Worcester College (Oxford University), trustee of the Progressive Policy Institute and a director of National Service Industries Inc.

PAUL S. WISE [PICTURE]

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

BOARD OF DIRECTORS


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

SHAREHOLDER INFORMATION

ANNUAL MEETING

     The Annual Meeting of the shareholders of the Company will be held at 10:30 a.m. Central Standard Time May 7, 1998 in the Commonwealth Ballroom, Ramada Hotel, First Avenue and 22nd Street East, Saskatoon, Saskatchewan.

     Holders of common shares as of March 19, 1998 are entitled to vote at the meeting and are encouraged to participate. Shareholders who cannot attend are urged to complete and mail their proxies promptly to ensure their common shares will be voted.

DIVIDENDS

     Dividend amounts paid to shareholders resident in the United States were adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks before the payment date.

     Future cash dividends will be paid out of, and conditioned upon, the Corporation's available earnings. Shareholders who wish to have their dividends deposited directly in their bank accounts should contact the transfer agent and registrar, CIBC Mellon Trust.

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

INVESTOR INQUIRIES

     Shareholders with inquiries can contact Betty-Ann Heggie, Senior Vice President, Corporate Relations by toll-free lines.


Within Canada:                     (800)667-0403
Within the US:                     (800)667-3930

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

DUPLICATE MAILINGS

     Multiple copies of the annual and quarterly reports may be received by shareholders who own shares in more than one account or several shareholders living at the same address. To eliminate multiple mailings, call CIBC Mellon Trust, the Company's transfer agent and registrar, toll-free at (800) 387-0825.

SHARES LISTED (POT)

The Toronto Stock Exchange
The Montreal Exchange
New York Stock Exchange

OWNERSHIP

     On March 3, 1998, there were 3,058 holders of record of the Company's common shares.

AUDITORS

Deloitte & Touche
Saskatoon, Saskatchewan

LEGAL COUNSEL

Robertson Stromberg
Saskatoon, Saskatchewan

Stikeman, Elliott
Toronto, Ontario

Arent Fox Kintner Plotkin & Kahn, PLLC
Washington, DC

BANK

The Bank of Nova Scotia
Saskatoon, Saskatchewan

TAX ADVISORS

Hergott Duval Stack & Partners
Saskatoon, Saskatchewan

Goodman Phillips & Vineberg
Montreal, Quebec
New York, New York

COMMON SHARE TRANSFER AGENT

In Canada:
CIBC Mellon Trust Company
1080 - 2002 Victoria Avenue
Regina, Saskatchewan  S4P 0R7
Phone: (306) 751-7550

     Inquiries about shareholdings, share transfer requirements, address changes or lost certificates should be directed to CIBC Mellon Trust's AnswerLine at
(800) 387-0825 or to the Corporate Secretary, PCS, Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3.

In the United States:
ChaseMellon
Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey 07660
Phone: (800) 526-0801
Website: www.chasemellon.com

[GRAPH] 1997 PCS SHARE PRICE - NYSE

[GRAPH] 1990 - 1997 PCS SHARE PRICE - NYSE

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


                     The Toronto Stock Exchange1         The Montreal Exchange1             New York Stock Exchange
                   High         Low        Volume       High        Low      Volume        High       Low        Volume
1997
First Quarter     122.700      98.650     3,212,708    122.100     99.000     210,444      89.875    71.500    15,706,400
Second Quarter    117.000      99.850     2,986,406    116.800    100.300     230,607      85.000    71.000    13,678,900
Third Quarter     111.500      98.500     3,854,717    111.100     99.000     624,684      81.125    71.688    16,679,900
Fourth Quarter    122.200     108.750     8,222,508    121.900    108.950     371,250      87.500    78.000    13,866,600
Year 1997         122.700      98.500    18,276,339    122.100     99.000   1,436,985      89.875    71.000    59,931,800

1996
First Quarter     110.875      82.000     1,747,948    110.875     82.250     185,062      80.500    60.000    26,538,200
Second Quarter     97.000      83.000     1,893,727     97.700     83.000     115,952      71.875    60.250    17,187,800
Third Quarter     108.500      88.000     1,018,661    108.250     88.700     138,003      79.500    64.125    14,057,200
Fourth Quarter    117.950      91.750     3,983,487    117.850     92.950     616,267      86.875    68.250    17,897,800
Year 1996         117.950      82.000     8,643,823    117.850     82.250   1,055,284      86.875    60.000    75,681,000

1995
First Quarter      66.000      45.625     4,970,457     65.750     45.500     306,490      47.125    32.375    20,297,500
Second Quarter     76.750      60.500     2,593,136     76.500     60.750     248,742      55.875    43.500    17,041,400
Third Quarter      93.000      73.500     1,916,335     93.000     74.750     659,437      68.500    53.875    16,258,200
Fourth Quarter    107.000      79.000     4,809,481    106.125     79.000     180,231      79.000    59.500    20,969,000
Year 1995         107.000      45.625    14,289,409    106.125     45.500   1,394,900      79.000    32.375    74,566,100

1 Trading prices are in CDN$

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


                                        YEARS ENDED DECEMBER 31
                                    1997   1996   1995   1994   1993
                                   -----  -----  -----  -----  -----
At end of period                   .6997  .7301  .7325  .7129  .7553
Average for period(1)              .7198  .7330  .7307  .7301  .7730
High for period                    .7495  .7527  .7534  .7644  .8050
Low for period                     .6945  .7212  .7009  .7098  .7435

(1) Based on the average of the exchange rates on the last business day of each month during the period.

The noon buying rate in New York City for cable transfers in Canadian dollars as certified by the Bank of Canada on March 3, 1998 was US$1.00 = C$1.4184 (equivalent to C$1.00 = US$0.7050).


                          GLOSSARY OF FINANCIAL TERMS

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

QUICK RATIO = CASH + CASH EQUIVALENTS + NET RECEIVABLES / CURRENT LIABILITIES measures the ability to meet immediate demands of creditors.

RETURN ON INVESTMENT = NET INCOME PLUS INTEREST EXPENSE / TOTAL ASSETS measures the profitability or earning power of all assets employed.

RETURN ON SHAREHOLDERS' EQUITY = NET INCOME / SHAREHOLDERS' EQUITY measures the adequacy of return on the owners' investment.

SHAREHOLDERS' EQUITY TO TOTAL ASSETS = SHAREHOLDERS' EQUITY / TOTAL ASSETS measures the proportion of assets to shareholder financing.

FREE CASH FLOW is the cash, exclusive of the change in working capital, which is provided by operations less disbursements for sustaining capital, capitalized turnarounds and dividends.

CUMULATIVE RETURN to shareholders is calculated by using the difference between the beginning and ending share prices on the NYSE for the period indicated, plus dividends received.



[SYMBOL]
It is the policy of PCS to manage its operations responsibly in order to safeguard those natural resources related to or affected by its activities. In keeping with this policy, the Annual Report uses paper containing at least 10% post-consumer recycled fiber and is recyclable.

CORPORATE OFFICERS AND KEY MANAGEMENT

POTASH CORPORATION OF SASKATCHEWAN INC.

CHARLES E. CHILDERS
Chairman, President and
Chief Executive Officer


WAYNE R. BROWNLEE              BARRY E. HUMPHREYS
Senior Vice President          Senior Vice President
Expansion and Development      Finance and Treasurer

JOHN GUGULYN                   PETER BRAUN
Senior Vice President          Vice President
Administration                 Audit

JOHN L. M. HAMPTON             DENIS A. SIROIS
Senior Vice President          Vice President and
General Counsel and Secretary  Corporate Controller

BETTY-ANN L. HEGGIE
Senior Vice President
Corporate Relations


PCS SALES                      PCS PHOSPHATE

WILLIAM J. DOYLE               THOMAS J. WRIGHT
President                      President

RICHARD J. LACROIX             THOMAS J. REGAN, JR.
Executive Vice President       Executive Vice President

P. RODNEY WILSON               WILLIAM T. COOPER, JR.
Executive Vice President       Vice President
                               Production - Aurora
PCS POTASH
                               VERNON J. LLOYD
GARTH W. MOORE                 Vice President
President                      Production - White Springs

JAMES J. BUBNICK               PCS NITROGEN
Executive Vice President
                               GARY E. CARLSON
                               President

                               JAMES F. DIETZ
                               Executive Vice President




CORPORATE DATA

POTASH CORPORATION OF SASKATCHEWAN INC.             PCS POTASH - ESTERHAZY
Suite 500                                           P.O. Box 1060
122 - 1st Avenue South                              Esterhazy, SK  S0A 0X0
Saskatoon, SK  S7K 7G3                              Phone: (306) 745-6601
Phone: (306) 933-8500                               Fax: (306) 745-2100
Fax: (306) 652-2699

PCS SALES                                           PCS POTASH - LANIGAN
Suite 440                                           P.O. Box 3100
5750 Old Orchard Road                               Lanigan, SK  S0K 2M0
Skokie, IL  60077                                   Phone: (306) 365-2030
Phone: (800) 241-6908                               Fax: (306) 365-2526
(847) 583-4400
Fax: (847) 966-1293

PCS PHOSPHATE                                       PCS POTASH - MOAB
P.O. Box 30321                                      P.O. Box 1208
3101 Glenwood Avenue                                Moab, UT  84532-1208
Raleigh, NC  27622-0321                             Phone: (435) 259-7171
Phone: (919) 881-2700                               Fax: (435) 259-7100
Fax: (919) 881-2847

PCS NITROGEN                                        PCS POTASH - NEW BRUNSWICK
3175 Lenox Park Boulevard                           P.O. Box 5039
Suite 400                                           Sussex, NB  E4E 5L2
Memphis, TN  38115-4256                             Phone: (506) 432-8400
Phone: (901) 758-5200                               Fax: (506) 433-6617
Fax: (901) 758-5201

FLORIDA FAVORITE FERTILIZER                         PCS POTASH - PATIENCE LAKE
P.O. Box 8000                                       P.O. Box 509
Lakeland, FL  33802                                 Saskatoon, SK  S7K 3L6
Phone: (941) 688-2442                               Phone: (306) 374-4800
Fax: (941) 682-6652                                 Fax: (306) 955-0424

PCS PHOSPHATE - AURORA                              PCS POTASH - ROCANVILLE
P.O. Box 48                                         P.O. Box 460
Hickory Point Road                                  Rocanville, SK  S0A 3L0
Aurora, NC  27806                                   Phone: (306) 645-2870
Phone: (919) 322-4111                               Fax: (306) 645-2733
Fax: (919) 322-5686

PCS PHOSPHATE - WHITE SPRINGS                       PCS NITROGEN - AUGUSTA
P.O. Box 300                                        P.O. Box 1483
White Springs, FL  32096                            Augusta, GA  30903
Phone: (904) 397-8101                               Phone: (706) 849-6100
Fax: (904) 397-1026                                 Fax: (706) 849-6111

DAVENPORT FEED PLANT                                PCS NITROGEN - CLINTON
Highway 22 West                                     P.O. Box 2966
P.O. Box 500                                        Clinton, IA  52733-2966
Buffalo, IA  52728                                  Phone: (319) 243-5800
Phone: (319) 381-1130                               Fax: (319) 243-7528
Fax: (319) 381-4990

KINSTON FEED PLANT                                  PCS NITROGEN - GEISMAR
3102, Highway 11 North                              P.O. Box 307
P.O. Box 1005                                       Geismar, LA  70734
Kinston, NC  28503                                  Phone: (504) 621-1500
Phone: (919) 522-4077                               Fax: (504) 621-1504
Fax: (919) 522-4996

MARSEILLES FEED PLANT                               PCS NITROGEN - LAPLATTE
US Route 6 East                                     CS 7354
P.O. Box 88                                         Bellevue, NE  68005
Marseilles, IL  61341                               Phone: (402) 291-0090
Phone: (815) 795-5111                               Fax: (402) 293-6262
Fax: (815) 795-5117

SALTVILLE FEED PLANT                                PCS NITROGEN - LIMA
Government Plant Road                               P.O. Box 628
P.O. Box 1069                                       Lima, OH  45802-0628
Saltville, VA  24370                                Phone: (419) 226-1200
Phone: (540) 496-4741                               Fax: (419) 226-1500
Fax: (540) 496-5116

WEEPING WATER FEED PLANT                            PCS NITROGEN - MEMPHIS
East Garfield Street                                5790 Old Millington Road
P.O. Box 171                                        Millington, TN  38053-8306
Weeping Water, NE  68463                            Phone: (901) 354-3300
Phone: (402) 267-2365                               Fax: (901) 354-3338
Fax: (402) 267-7235

PCS POTASH - ALLAN                                  PCS NITROGEN - WILMINGTON
Allan, SK  S0K 0C0                                  P.O. Box 630
Phone: (306) 257-3312                               Wilmington, NC  28402
Fax: (306) 257-4240                                 Phone: (910) 343-3100
                                                    Fax: (910) 343-6601

PCS POTASH - CORY                                   PCS NITROGEN - TRINIDAD
P.O. Box 1320                                       Goodrich Bay Road
Saskatoon, SK  S7K 3N9                              Point Lisas, Couva
Phone: (306) 382-0525                               Trinidad, West Indies
Fax: (306) 384-9132                                 Phone: (868) 636-2205
                                                    Fax: (868) 636-8297

                         GLOSSARY OF OPERATIONAL TERMS


GENERAL


DOMESTIC AND EXPORT MARKETS The domestic or North American market includes Canada and the United States while the export or offshore market is the rest of the world.

MIXED FERTILIZERS contain more than one nutrient. A 6-23-30 fertilizer contains 6 percent nitrogen [N], 23 percent phosphate [P2O5] and 30 percent potash [K2O] by weight. The nutrient breakdown is always stated in the same order, and is referred to in the industry as NPK.

LIQUID FERTILIZERS come in two types: solution, in which essentially all the plant nutrients are dissolved in solution; and suspension, a saturated solution in which some plant nutrients are suspended (by gelling clay).

METRIC TONNE is equal to 2,204.6 pounds or 1,000 kilograms. Most offshore sales are made in metric tonnes and US dollars, F.O.B. Vancouver, BC for potash, F.O.B. Morehead City, NC for phosphate and F.O.B. Trinidad for nitrogen.

SHORT TON is equal to 2,000 pounds. The measurement is rarely used in Canada, following metrication, but is used in the United States. The Corporation's US price lists are in US dollars per short ton.

PRODUCT TONNE is a standard measure of the weights of all types of potash, phosphate and nitrogen products.

NUTRIENT TONNE is a measure of the nutrient weight of potassium, phosphate and nitrogen fertilizers; and consists of K2O tonnes, P2O5 tonnes and N tonnes.


POTASH

POTASSIUM (K) is the seventh most common element in the earth's crust. It is usually found combined with chlorine in the chemical compound potassium chloride.

POTASH is a term typically used to denote materials containing potassium, particularly potassium fertilizer. Most potash fertilizer is muriate of potash [KCl], potassium chloride. Potassium combines with other minerals in specialty fertilizers such as potassium sulphate [K2SO4], potassium magnesium sulphate [K2Mg2(SO4)3] or potassium nitrate [KNO3].

POTASH ORE consists typically of KCl, NaCl and other minerals. The KCl, which becomes the product stream, is separated from the NaCl and other minerals, which become the tailings stream. Processing 100 tonnes of ore typically produces 28 to 38 tonnes of product.

K2O is potassium oxide, a term used in the fertilizer industry to define potassium content. To convert 100 percent pure KCl tonnes to K2O tonnes, multiply by 0.6317. To convert typical product tonnes to K2O tonnes, multiply product tonnes by 0.61.

K2O tonne is a term used to provide a common measure of the potassium content of fertilizers having different chemical analyses. PCS product is generally guaranteed to contain no less than 60 percent K2O.

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

BPL, (bone phosphate of lime), is a standard reference for the phosphate content of phosphate ore and phosphate rock.

P2O5 is phosphorus pentoxide, a term used to express phosphorus content of ore or products. To convert P to P2O5, multiply by 2.29.

P2O5 tonne is a term used to provide a common measure of the phosphorus content of fertilizers having different chemical analyses.

PHOSPHATE ROCK, the main source of phosphate fertilizers, is a form of calcium phosphate, and also contains materials such as fluorine, magnesium and iron. The phosphate rock is generally dissolved in a mixture of phosphoric and sulphuric acid to produce a product stream containing phosphoric acid, and a by-product stream containing primarily gypsum. The phosphoric acid product stream is further processed to produce a wide range of phosphate fertilizers and industrial products.

MGA, merchant grade phosphoric acid, is available in amber or green form, and has NPK composition 0-54-0. It is primarily used to produce DAP.

DAP, diammonium phosphate, is the most commonly produced and widely traded phosphate product. Its NPK composition is 18-46-0. It is produced by reacting ammonia with phosphoric acid.

MAP, monoammonium phosphate, is a solid fertilizer with NPK composition 13-52-0. It is produced by reacting ammonia with phosphoric acid.

GTSP, granular triple superphosphate, is a solid fertilizer with NPK composition 0-46-0. It is produced by reacting phosphate rock with phosphoric acid.

SUPERPHOSPHORIC ACID, with NPK composition 0-70-0, is used to manufacture liquid fertilizers and animal feed supplements. PCS LoMag is superphosphoric acid, which is produced by evaporating MGA to remove water, and filtering to remove impurities such as magnesium.

ANIMAL AND POULTRY FEED SUPPLEMENTS are an important use of phosphate. They are solid and granular and have different compositions. These products are sold on the basis of their phosphorus content.

PHOSCHEM is an association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer. PCS Sales is responsible for export sales of liquid fertilizer products for all PhosChem members.


NITROGEN

NITROGEN (N) is a gas which makes up four-fifths of the atmosphere. It is an essential nutrient for plant growth, and is present in chlorophyll and protein. Some plants can obtain nitrogen from the atmosphere, but most obtain it from soil solutions. It must be applied to the soil annually because its nutritional value is consumed during each growing season.

N TONNE is a term used to provide a common measure of the nitrogen content of fertilizers having differing chemical analyses.

AMMONIA is produced primarily from natural gas and atmospheric nitrogen as the first step in the production of nitrogen fertilizers. It can also be directly applied to soils. Anhydrous ammonia [NH3] is a gas with NPK composition 82-0-0. Ammonia is condensed by pressure and cooling, and stored and transported in this liquid form.

AQUA AMMONIA [NH4OH], ammonium hydroxide, is formed by blending anhydrous ammonia in water. Commercial grades usually contain 20-25 percent nitrogen.

NITRIC ACID [HNO3], produced in varying strengths by reacting ammonia with atmospheric oxygen, is used in the production of ammonium nitrate and as an intermediate for industrial purposes.

AMMONIUM NITRATE [NH4NO3], with NPK composition 34-0-0, is water soluble and used as a solid fertilizer, as a liquid in nitrogen solutions and in industrial applications. It is produced by reacting ammonia with nitric acid. Half its nitrogen is in the ammonium form, half in the nitrate form.

NITROGEN SOLUTIONS (UAN solutions) are produced by blending ammonium nitrate solution with urea solution. They vary in nitrogen content (28-32 percent), and are non-pressure solutions which are used principally for direct application on soils and for manufacturing starter fertilizers.

UREA [CO(NH2)2], NPK composition 46-0-0, is the world's most commonly produced and widely traded nitrogen product. It is manufactured by reacting ammonia with carbon dioxide under high pressure. It is used as fertilizer and as a feedstock for industrial purposes.

UAN EXPORT ASSOCIATION was formed under the Webb-Pomerene Act for exporting UAN solutions.

[GRAPH]


PCS market capitalization has grown each year, and was $4.473 billion at the end of 1997.

[LOGO]

POTASH CORPORATION OF SASKATCHEWAN INC.
Suite 500, 122 - 1st Avenue South Saskatoon Saskatchewan Canada S7K 7G3


Printed in Canada