Form 10-K, Exhibit 13
period 1998-12-31
POTASH CORPORATION OF SASKATCHEWAN INC
filed 1999-03-29
CIK 855931

                                                                      Exhibit 13

                    POTASH CORPORATION of SASKATCHEWAN INC.

                        BALANCED INGREDIENTS FOR GROWTH

                               1998 ANNUAL REPORT

                                     PROFILE


         Potash Corporation of Saskatchewan Inc. (PCS), the world's largest fertilizer enterprise producing the three primary plant nutrients, provides quality products to farmers and industry worldwide.

         The world's largest potash (K) company by capacity, PCS has vast excess capacity to draw upon as global demand grows. The third largest phosphate (P) company in the world, it produces the most diversified product line. It is the world's second largest nitrogen (N) company with a wide range of upgraded products.

         PCS Sales, its subsidiary, sells all PCS products domestically and handles some exports, as well as potash exports for a large New Mexico producer. PCS is a leading member of fertilizer export agencies and owns a full-range retail company, Florida Favorite Fertilizer.

         The 54.2 million PCS shares trade on the Toronto, Montreal and New York stock exchanges under the symbol POT.

                                    STRATEGY


         PCS has followed an operating strategy of pursuing products and markets with the best margins and an acquisition strategy aimed at building on its strengths. It has reinforced its solid potash base with acquisitions that expand its export prospects into key markets. It has diversified into phosphates and nitrogen with acquisitions that fit its strategy of building a balanced, market-driven company best able to take advantage of distribution logistics and economies of scale.

         Recognizing the different circumstances of each of its nutrients, PCS has leveraged them for maximum profits. In potash, it has grown earnings by matching production to demand. In phosphates and nitrogen, it has utilized its diversified product range to maximize the production of those products with a market premium. In both, it uses its upgraded product line and multiple product locations to develop non-fertilizer business in which the key issues are quality and security of supply.



Cover: PCS potash, phosphate and nitrogen help farmers to produce better food for 6 billion people and industry to make better products for the world. Its three nutrients and varied products within each nutrient give the Company balance and diversity.

                                    [CHART]


                               TABLE OF CONTENTS

Highlights...........................   1
Letter to Shareholders...............   2
Production...........................   6
 Potash..............................   6
 Phosphate...........................   9
 Nitrogen............................   13
Sales................................   16
Stewardship..........................   26
Management's Discussion and
 Analysis of Financial Condition
  and Results of Operations..........   32
Selected Ten-Year Data...............   43
Management's Responsibility..........   44
Auditors' Report.....................   44
Consolidated Financial Statements....   45
Board of Directors...................   62
Shareholder Information..............   64
Corporate Information................   back
Glossaries...........................   back

                                    [CHART]

                                PCS AT A GLANCE


                                  PCS PRODUCTS


NUTRIENT*              PRODUCTION MODE     BASE PRODUCT          PRODUCTS            PRIMARY END USES
POTASH                 Mined               Potassium chloride    Fertilizer          Agriculture
                                                                 Industrial          TV/computer screens, water softeners, soaps,
[CHART]                                                                              perfumes, de-icers
                                                                 Feed supplements    Livestock and poultry

PHOSPHATE              Mined and           Phosphate rock        MGA                 Feedstock for other phosphate products
                       Manufactured        -- Phosphoric acid
                                                                 DAP                 Agriculture
[CHART]                                                          SPA, LoMag, Poly-N  Liquid fertilizers, feed, industrial products
                                                                 Feed supplements    Livestock and poultry
                                                                 Industrial acid     Soft drinks, food products, industrial
                                                                                     detergents, metal treating, water treatment

NITROGEN               Manufactured        Ammonia               Fertilizer,         Agriculture, industrial, other nitrogen
                                                                 Feedstock           products
                                                                 Urea                Agriculture, pharmaceuticals, plastics, resins,
[CHART]                                                                              adhesives, dyes, pool chemicals, humulin
                                                                                     for diabetics
                                                                                     Feed supplements for livestock
                                                                 Nitric acid         Carpets, photography, batteries, lacquers and
                                                                                     paints, tires, ammonium nitrate
                                                                 Ammonium nitrate    Agriculture, explosives for mining,
                                                                                     construction and road work
                                                                 Nitrogen solutions  Agriculture


* Sales Volumes

                                   HIGHLIGHTS

[CHART] Record cash flow was used to pay down $375 million in debt.

                               FINANCIAL SUMMARY

                     (US$ millions except where specified)

                                                          1998         1997
                                                          -------      -------
Net Sales                                                 2,307.8      2,325.9
Costs and Expenses                                        1,861.7      1,878.3
Operating Income                                            446.1        447.6
EBITDA                                                      636.9        617.6
Net Income                                                  261.0        297.1
  Per Common Share (Actual Dollars)                          4.82         5.68
Dividends Per Share (Actual Dollars CDN)                     1.44         1.44
Cash Flow from Operations                                   578.0        467.8
Long-Term Debt Obligations                                  933.3      1,130.0
Shareholders' Equity                                      2,453.8      2,227.9
Return on Shareholders' Equity                                11%          13%


[CHART] Net sales revenue was almost flat with the 1997 record and provided record gross margin.

                            POTASH OPERATING SUMMARY

                          (in thousands of KCl tonnes)

Total Potash Production                                   6,995        6,483
North American Sales                                      2,702        3,017
Offshore Sales                                            3,581        3,623
                                                          -----        -----
  Sales to Third Parties                                  6,283        6,640
Sales to Florida Favorite Fertilizer                        126          129
                                                          -----        -----
Total Sales Tonnage                                       6,409        6,769


[CHART] Fertilizer provided 68 percent of gross margin and non-fertilizer products 32 percent, showing the value of PCS diversification.

                          PHOSPHATE OPERATING SUMMARY

                            (in thousands of tonnes)


Total Phosphoric Acid Production (P2O5 tonnes)            2,363        2,282
Sales (product tonnes)
  Rock                                                        9           29
  Solids                                                  1,962        1,924
  Liquids                                                 1,684        1,494
  Animal Feed                                               747          752
  Industrial Products                                       225          235
                                                          -----        -----
Total Sales Tonnage                                       4,627        4,434

Total P2O5 production and sales reflect the acquisition of the Geismar operation on March 6, 1997.


[CHART] Even after paying nearly $10 million more in provincial mining taxes, PCS operating income was flat with the 1997 record.

                           NITROGEN OPERATING SUMMARY

                            (in thousands of tonnes)

Total Nitrogen Production (N tonnes)                      3,121        2,349
Sales (product tonnes)
  Manufactured Product
   Ammonia                                                1,496        1,061
   Urea                                                   1,425        1,226
   Nitrogen Solutions                                     2,164        1,719
   Other                                                  1,040          894
  Purchased Product                                         554        1,138
                                                          -----        -----
Total Sales Tonnage                                       6,679        6,038

The nitrogen production and manufacturing data for 1997 cover only a partial year, since the properties were acquired on March 6, 1997.

 [Photo Caption] C.E. Childers, Chairman and Chief Executive Officer

  DEAR SHAREHOLDERS:


            Your company continued to show strength in 1998 in the important financial area of cash flow, with operating activities providing $578 million. Excluding changes in working capital, the amount was $556 million. This was an improvement over 1997 and our best year ever. Net sales of $2,308 million were within 1 percent of our record year in 1997, but gross margin of $609 million was up by 4 percent. Higher provincial mining taxes resulted in operating income for 1998 approximately the same as in 1997. Income before income taxes was up over 1997 to a new high of $378 million. However, an increase of 70 percent in income taxes recorded, from $69 million in 1997 to $117 million in 1998, resulted in net income of $261 million, compared to $297 million in the previous year. In what otherwise was a better year financially, $58 million more in taxes caused net income to drop by $36 million from 1997, our best year ever on the basis of net income and net income per share.

         Since 84 percent of our taxes were deferred, we were able to provide record cash flows. We used that cash to pay off a net $240 million of debt, purchase a potash property in New Brunswick, Canada, buy shares in Israel Chemicals Ltd., and make improvements at our operations. At the end of the year, our balance sheet was stronger and we had a debt to capital ratio of 29.5 percent.

     Potash, our first business and the foundation of the Corporation, had another outstanding year. Although sales were down in the fourth quarter compared to the very strong fourth quarter of 1997, total tonnes sold in the year were only 5 percent below the record tonnage sold the year before. Much stronger prices, however, resulted in an 8-percent increase in sales revenue and a 23-percent increase in gross margin. Even though we paid an additional $10 million in Saskatchewan Provincial Mining Tax, our potash subsidiary earned $238 million in operating earnings, an increase of $46 million or 24 percent over 1997.

     We purchased Potash Company of Canada Limited (Potacan) from its German and French owners and are using the mill, renamed PCS Cassidy Lake, to upgrade standard grade potash produced in Saskatchewan to granular grade product for markets in Eastern Canada and the United States.

     In December, we purchased 9 percent of the shares of Israel Chemicals Ltd. (ICL) from the Government of Israel in an offering that sold off the remaining government ownership in that company. The most important asset of ICL is its ownership in Dead Sea Works, the fifth largest potash exporter in the world.

     PCS Phosphate, our phosphate subsidiary, also had another good year, with fertilizer products leading the way. The subsidiary had an increase in gross margin of 14 percent, to $211 million. Fertilizer sales revenue was up 9 percent and gross margin on fertilizer sales was up 49 percent. Phosphate sold as feed supplements and as industrial acid was down from last year, but continued to represent the highest margins.

     On a nutrient basis, including the phosphate products produced in our nitrogen subsidiary, fertilizer products represented 58 percent of total phosphate gross margin, with feed supplements and purified acid representing 27 percent and 15 percent respectively. Liquid phosphate fertilizers are gaining in popularity as they are tied to the low-till farming methods being utilized more each year by American farmers. Our North American sales of liquids were up 18 percent.


[CHART] Net income was below the 1997 record but, at $637 million, PCS earnings before interest, taxes, depreciation and amortization reached a new high.

     PCS Nitrogen did not fare as well because prices for nitrogen products continued to fall as the year progressed. Our nitrogen subsidiary had an operating income of $61 million in 1998, a drop of 51 percent from the $126 million in 1997. We have taken several measures to combat the problem, including closing down our Wilmington, North Carolina operations. In August we dedicated our new ammonia plant in Trinidad. It is the fourth plant in our Trinidad complex and is rated as the most efficient in the world. This plant is helping to lower our cost of production, increase our volumes of sales and replace some purchased ammonia.

     In addition, we are making efforts to move more nitrogen products to industrial markets. W. R. Grace built a new calcium nitrite plant at the PCS complex in Augusta, Georgia. We are providing it with raw materials that otherwise would have gone to fertilizer products. We are completing construction of a new 396,000 tonnes per annum (TPA) nitric acid plant at our Geismar, Louisiana complex to feed new industrial plants built at the nearby BASF and Rubicon facilities. The new nitric acid plant will consume 100,000 TPA of ammonia that is presently going into the fertilizer market.

     We just recently signed an agreement with Melamine Chemicals which, when concluded, will see us supply up to 113,000 TPA of urea liquor to a new plant that will be connected to our Memphis, Tennessee operations. Melamine will begin construction of this facility in 1999.

     In total, excluding selling and corporate costs, the potash subsidiary supplied 47 percent of our operating income, PCS Phosphate supplied 41 percent and PCS Nitrogen supplied 12 percent.

     Fertilizer products made up 68 percent of sales revenue and 68 percent of gross margin, while our non-fertilizer products were 32 percent of sales revenue and gross margin.

     Revenue by nutrient was split between the offshore market and the North American market as follows: potash 58/42 percent; phosphate 29/71 percent; nitrogen 7/93 percent. In total, 29 percent of our 1998 sales revenue came from offshore markets and 71 percent from North American markets, virtually identical to 1997.

     In July of 1998, several changes in our management organization were made in an effort to provide continuity and strength in future leadership. William Doyle was promoted to President and Chief Operating Officer responsible for Potash, Phosphate and Nitrogen subsidiaries. Gary Carlson replaced Mr. Doyle as President of PCS Sales. James Dietz was promoted to replace Mr. Carlson as President of PCS Nitrogen. These executives, along with Tom Wright, President, PCS Phosphate, and Garth Moore, President,


[CHART] Although results for the three nutrients will vary over time, potash gross margin was highest in 1998 as a percentage of sales.

PCS Potash, form the nucleus of our operations and sales team. There were no changes in the ranks of Senior Vice Presidents in the corporate office.

     Although we did make slight alterations to our operating assets during the year, our recent effort to negotiate the purchase of a controlling interest in The Israel Corporation, the holding company that controls Israel Chemicals Ltd., was unsuccessful. However, your board and your management will continue to identify potential opportunities that are financially attractive and accretive.

Yours truly,




[signature]
------------------------------------
C. E. CHILDERS
Chairman and Chief Executive Officer
March 2, 1999


[CHART] Its varied production within each of its nutrients gives PCS strength and balance.


[Photo Caption] Through balanced fertilization, productive and efficient North American farmers achieve their high-quality crops.

                               PRODUCTION REPORT



PCS POTASH

WHAT IS POTASH? The major source of potassium. In plants, potassium raises yields and food value, builds disease resistance and improves shipping, handling and storage qualities; in animals, it helps growth, maintenance and milk production. SOURCE? Potash is mined from ore deep underground or extracted from brine, and milled on the surface. Production costs are affected by ore thickness, consistency and continuity; ore depth, geological conditions and K2O grade; mill recovery achievable, operational capacity, degree of automation. WORLD TRADE? There are a limited number of world suppliers but more than 150 countries use it. About three-quarters of world production moves across borders. Developing nations have little or no supply and account for nearly half of world consumption.

PCS STRENGTHS: Excess capacity; leading global player; capable of producing more potash than other world companies at lower cost.


[Photo caption] Lanigan, the largest of the PCS potash properties, set both productivity and annual production records in 1998.

                            PRODUCING FOR THE WORLD


        PCS produces potash from seven mines in Canada, six of which it owns and operates, and one wholly-owned mine in the United States. With 24 percent of world capacity and an estimated 57 percent of excess capacity, it can increase production as markets grow and further reduce costs per tonne. Reserves that will last more than a century ensure its long-term leadership in potash. A primary supplier to developing nations where demand for potash keeps growing, it makes more than half its annual sales offshore.

        To suit its different markets, PCS produces potash fertilizer in two dozen grades. Its agricultural product is guaranteed to have at least 60 percent K2O (95 percent KCl).

RECORD POTASH PRODUCTION

     With a second consecutive year of strong world demand for potash, PCS set a second consecutive record in 1998 for total production. Using 57 percent of its capacity and with eight fewer shutdown weeks than in 1997, the Company produced
6.995 million tonnes. New Brunswick and Moab also produced 0.897 million tonnes of sodium chloride (salt) during the year, used for de-icing winter roads and making various products. Moab's salt production broke a four-year-old record.

     Productivity records were set at Lanigan, Rocanville and New Brunswick, and annual production records at Lanigan, Rocanville, Cory and New Brunswick.

                                    [PHOTO]

                               PRODUCTION REPORT


     On March 3, 1998, PCS purchased the Potacan property in New Brunswick, a flooded mine and a mill. Renamed PCS Cassidy Lake, it has an annual milling capacity of 1.3 million tonnes and a compaction capacity of 1.0 million tonnes of granular product. A rail car unloading facility was installed there to receive standard potash from Rocanville for upgrading into granular product. Since acquisition, 0.283 million tonnes have been compacted at Cassidy Lake, which has 30 employees.

[CHART] World demand remained strong and PCS drew on its excess capacity, surpassing its 1997 production record by 8 percent.


     In April 1998, a small brine inflow was discovered at the New Brunswick division, but production was maintained without interruption or danger as attempts to locate the source of the inflow continued.

     Technological advancements in 1998 included developments in computer applications for on-site analysis of three-dimensional seismic survey data. PCS personnel researched and developed a fully-automated underground microseismic event location and analysis system. A flotation column 3.3 meters in diameter was designed, fabricated and commissioned at Rocanville. Research projects included the evaluation of thickened tailing technologies through a combination of process, pipeline and waste stream deposition and weathering studies. The Company continues to participate in research groups that support studies relevant to the fertilizer business, such as product quality, minerals separations, fine particle science and environmental technology.

     PCS reserves at Esterhazy division are mined by International Minerals and Chemical (Canada) Limited Partnership (IMC) under a long-term mining and processing agreement effective through 2026. PCS has the option of terminating this agreement every five years; the next opportunity is December 31, 2001. Under the agreement, the Company can take between 0.450 and 0.950 million tonnes of product a year from IMC. For the calendar year 1999, it has increased its allocation to 0.726 million tonnes.


                                  POTASH 1998
                  World production: 42.6 million tonnes (est.)
                       PCS production: 7.0 million tonnes
                              PCS percentage: 16%


                                 1998 PRODUCTION
                              (million tonnes KCl)

                    ANNUAL CAPACITY  1998 PRODUCTION  1997 PRODUCTION  MINE SITE EMPLOYEES
                                                                                  (active)
Lanigan SK                    3.828            1.656            1.600                  327
Rocanville SK                 2.295            1.882            1.692                  319
Allan SK                      1.885            1.142            1.011                  279
Cory SK                       1.361             .676             .626                  151
Patience Lake SK              1.033             .254             .277                   72
Esterhazy SK(1)                .951             .543             .498                    2
New Brunswick NB               .785             .783             .715                  334
Moab UT                        .062             .059             .064                   49
Total                        12.200            6.995            6.483                1,533



(1) Production at Esterhazy is mined from PCS reserves by International Minerals and Chemical (Canada) Limited Partnership under a long-term agreement.

PCS PHOSPHATE

WHAT IS PHOSPHORUS? The energizer of plant production, crucial to photosynthesis and reproduction and helps other yield-developing processes. It assists animals' general nutrition and normal body growth, maintenance and repair. SOURCE? Underground phosphate ore deposits yield phosphate rock from which phosphoric acid, feedstock for other products, is made. Ore thickness, consistency and continuity, depth, geological conditions and concentration ratio (tonnes of material removed per tonne of phosphate rock) affect production costs. WORLD TRADE? About 60 countries produce phosphate products; about one-third of world production is traded. More than 150 countries use phosphate fertilizers; about two-thirds of consumption is in developing nations.

PCS STRENGTHS: Diversified and low-cost production; long-term rock reserves.


[Photo caption] The excellent PCS rock reserves in North Carolina and Florida will last about 50 years operating at full capacity.

                          QUALITY AND DIVERSIFICATION


         PCS produces a wealth of products at its three phosphate facilities in the US. From its high-quality phosphoric acid, it makes solid and liquid fertilizers, industrial phosphoric acid and feed supplements for livestock and poultry. The most flexible of the major producers, it can switch its production among these products to maximize its margins.

         Outside experts have recognized PCS Aurora in North Carolina as the lowest-cost world producer of phosphoric acid, and White Springs in Florida is also a leading low-cost producer. These two facilities combine with the phosphate plant that is part of the Company's nitrogen operations at Geismar, Louisiana to make PCS one of the world's lowest-cost P205 producers. Superphosphoric acid and phosphate solutions are also produced at Geismar, making PCS the world's leading supplier of superphosphoric acid, a fertilizer intermediate geared to the increasingly popular conservation tillage systems.

         Aurora blends its byproduct gypsum and clays into a unique neutralized soil for land reclamation so it needs no clay pond impoundment areas. Convenience to tidewater at both Aurora and White Springs benefits transportation logistics.

[CHART] With the most varied line in the industry, PCS can shift its feedstock to the products most in demand by the markets, optimizing margins.


DIVERSITY IN PHOSPHATE PRODUCTION GIVES STRENGTH

In 1998, PCS produced 2.363 million P2O5 tonnes of phosphoric acid. This total, 4 percent more than


[Photo caption] PCS is the world's largest manufacturer of phosphate feed supplements for livestock and poultry, which help proper growth, maintenance and reproduction, and in cows, good milk production.

1997 production, partially reflects inclusion of a full year of production at Geismar. Aurora produced phosphate rock at 79 percent of capacity and P205 at 99 percent. White Springs, whose rock comes from its Swift Creek mine and is processed at its Suwannee River and Swift Creek facilities, produced rock at 94 percent of capacity and P2O5 at 87 percent. Geismar, which uses imported rock, produced P2O5 at 106 percent of capacity.

                              Phosphoric Acid 1998

                World production: 27.6 million P2O5 tonnes (est.)
                     PCS production: 2.4 million P2O5 tonnes
                               PCS percentage 9%

         White Springs reduced its costs of producing DAP by 2 percent. It had record production of green SPA. A major change in the LoMag process, fully implemented in 1998, enabled production of this type of SPA to increase by 16 percent over 1997 and cut costs of production per P205 tonne. The Swift Creek plant continued to operate according to its original design, as a single product producer of black SPA, and raised its output 2 percent above 1997. Again it was one of the most cost-effective plants anywhere.

         Record production volumes at Aurora helped to reduce unit costs at this already low-cost plant, despite challenging mining conditions and lower ore availability in the area of its deposit being mined. Annual production records were set for sulphuric acid, phosphoric acid, green phosphoric acid, 54 percent

                         1998 ROCK AND ACID PRODUCTION

                                   PHOSPHATE ROCK                           PHOSPHORIC ACID
                         ANNUAL         1998            1997      ANNUAL          1998         1997      MINE SITE
                        CAPACITY     PRODUCTION      PRODUCTION  CAPACITY      PRODUCTION   PRODUCTION   EMPLOYEES
                                  (million tonnes)                                                        (active)
                                                                 (million tonnes P2O5)

Aurora NC                  6.0          4.738          4.806       1.202         1.193        1.168        1,177
White Springs FL           3.6          3.393          3.585       1.093          .956         .962        1,113
Geismar LA                   -              -              -        .202          .214         .152(1)        45
-------------------------------------------------------------------------------------------------------------------
Total                      9.6          8.131          8.391       2.497         2.363        2.282        2,335

(1)  After acquisition, March 6, 1997.

                                    [PHOTO]

                               PRODUCTION REPORT



                           1998 PHOSPHATE PRODUCTION
                            (million tonnes product)

                       AURORA                           WHITE SPRINGS                      GEISMAR
             ANNUAL    1998        1997        ANNUAL    1998         1997       ANNUAL    1998        1997(1)
             CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION

Liquids
  MGA (2)    1.835     1.789       1.753       1.908     1.456        1.474      .337      .357        .252
  SPA         .676      .437        .348       1.138      .822         .788      .196      .180        .121
Solids
  DAP        1.247     1.225       1.215        .710      .700         .724       -         -           -

(1)  After acquisition, March 6, 1997.

(2) A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer
     producers   and  sold  domestically  to  dealers  that  custom-mix   liquid
     fertilizer.

acid, LoMag, POLY 11 and DAP. Productivity was increased by improvements in production of amber acid and of the feed acid for industrial acid. Ammonia usage was cut through improvements in recovery from the DAP plants.

Geismar set an annual P2O5 production record of 0.214 million tonnes, benefiting from a new reliability team that addresses equipment problems and proposes corrective actions.

     Technological advances at Aurora included development of a new flotation scheme for two circuits in the mill to improve recovery, and implementation of low phosphorus technology in the cooling towers to reduce discharge to the outfalls.

     At White Springs, mining production capability and efficiency were improved. A second rod mill was added to grind rejected "pebble" to product of usable size, and a telemetry system was installed on one dragline pumping circuit to pump a denser slurry and cut time lags in start-up and shutdown. Global Positioning System equipment increased productivity in surveying and prospecting of mineral reserves.

FEED PHOSPHATE PRODUCTION

     PCS is the world's largest manufacturer of phosphate feed supplements for livestock and poultry. While production was down by 3 percent in 1998, it still represented an estimated 47 percent of total US feed phosphate production.

     Weeping Water, Kinston, Marseilles, Davenport and one White Springs facility produced Dical and Monocal, while DFP was produced at Saltville and White Springs. High inventories constrained total production in 1998, but plant improvements resulted in new daily production records at Weeping Water, Marseilles and Davenport. Through efficiencies in gas consumption and use of more of its own rock, costs of producing DFP at White Springs fell by 4 percent.

     A new program of annual quality audits at each facility was implemented in 1998 to maintain the reputation of PCS feed products for high quality. A potash storage dome being constructed at Marseilles will reduce costs of distributing potash, and is one of many synergies achieved among the Company's operating units. Acid tanks being built at Marseilles and Kinston will provide a more constant flow of acid to the plants and free rail cars for other uses.

INDUSTRIAL ACID

     The purified acid plant at Aurora produced 0.130 million P2O5 tonnes of purified acid for industrial use. This was 96 percent of its rated capacity of
0.135 million tonnes.

                         1998 FEED PHOSPHATE PRODUCTION
                                (million tonnes)

                          ANNUAL CAPACITY  1998 PRODUCTION  1997 PRODUCTION  EMPLOYEES
                                                                              (active)

Davenport IA                         .280             .094             .080         27
Marseilles IL                        .278             .175             .187         37
White Springs FL (D/M)               .218             .096             .108         20
Weeping Water NE                     .209             .154             .161         42
Kinston NC                           .141             .059             .070         27
White Springs FL (DFP)               .100             .086             .079         41
Saltville VA                         .078             .068             .072         50
                                    -----             -----            -----       ----
Total                               1.304             .732             .757        244

PCS NITROGEN

WHAT IS NITROGEN? A requirement for every living cell. It is part of the genetic blueprints RNA and DNA, and needed by animals for proper nutrition and maturation. The fundamental building block of plant proteins, it improves yield and quality. SOURCE? Ammonia synthesized from natural gas, steam and air is the feedstock for all nitrogen products and the most concentrated nitrogen fertilizer. Urea is the major fertilizer source of nitrogen. Solid fertilizer ammonium nitrate is made from nitric acid. Liquid forms of urea and ammonium nitrate are combined into nitrogen solutions. WORLD TRADE? More than 75 countries produce ammonia and most use their production internally, so cross-border trade is limited. North America is a net importer of nitrogen, unlike potash and phosphate with their excess supply and large exports.

PCS STRENGTHS: Large percentage of industrial sales; long-term natural gas contracts in Trinidad.

[Photo caption] Urea is the world's most popular nitrogen fertilizer and, among other uses, is a raw input for the insulin product humulin used by eight million diabetics around the world.

                               PRODUCTION REPORT



                         A WEALTH OF UPGRADED PRODUCTS

                                  AMMONIA 1998
                 World production: 126.9 million tonnes (est.)
                       PCS production: 3.8 million tonnes
                               PCS percentage: 3%

     PCS, the most diversified nitrogen producer, makes upgraded products for agriculture and industry at six plants in the United States and a large complex in Trinidad. It produces all the nitrogen fertilizers and its industrial products are used in the manufacture of essential and familiar products for home, car, building and pharmaceuticals. PCS micro prilled urea is used as a nitrogen-based supplement that helps build protein in beef and dairy cattle.

     Adequate supplies of natural gas are key to the competitive production of nitrogen products. Natural gas can represent up to half of the operating budget of PCS Nitrogen. The Company has the ability to produce 43 percent of its ammonia in Trinidad, where the price of natural gas is indexed to ammonia prices in the Caribbean. For its US production, it purchases half of its natural gas at fixed prices and half at market prices. This breakdown has been adopted as the ongoing PCS strategy.

     Much of the ammonia produced in Trinidad goes to Florida DAP producers. Nearly half the Company's US production goes to industrial customers as ammonia or upgraded products. It can use over a third of the remaining ammonia for its own DAP production. The rest of its nitrogen business is agricultural and benefits from its strategic plant locations in the US Midwest, close to customers and profiting from a positive price differential with the Gulf.

VALUE-ADDED PRODUCTS FOR AGRICULTURE AND INDUSTRY

     PCS produced 3.806 million tonnes of ammonia in 1998, 63 percent from its plants in the United States and 37 percent in Trinidad. That ammonia was the raw material used in its value-added products.

     The ammonia plant under construction in Trinidad when PCS acquired the former Arcadian Corporation, now PCS Nitrogen, began operating in May 1998,


[CHART] With the new PCS ammonia plant in Trinidad now operating, the complex there has 43 percent of Company capacity.


1998 PRODUCTION
(million tonnes)

                                       AMMONIA(1)                               NITRIC ACID(1)(2)
                          ANNUAL          1998           1997*        ANNUAL           1998           1997*
                        CAPACITY    PRODUCTION      PRODUCTION      CAPACITY     PRODUCTION      PRODUCTION
Trinidad                   1.827         1.399            .923             -              -               -
Augusta GA                  .622          .666            .549          .474           .511            .409
Lima OH                     .525          .481            .388          .097           .103            .075
Geismar LA                  .476          .473            .404          .560           .517            .441
Memphis TN                  .357          .373            .275             -              -               -
Clinton IA                  .238          .226            .182          .126           .122            .105
LaPlatte NE                 .182          .188            .143          .178           .158            .125
Wilmington NC(3)               -             -               -          .161           .025            .087
                           ------        ------          ------        ------         ------          ------
Total                      4.227         3.806           2.864         1.596          1.436           1.242

* After acquisition, March 6, 1997.

(1) A substantial portion of ammonia and nitric acid is upgraded to value-added products.

(2)  HNO3 tonnes

(3) Ceased production June 1998; remaining staff dealing with safety and plant remediation.

[CHART] Industry consultants forecast considerable growth in industrial sales of nitrogen, which will benefit PCS.


the fourth in the Company's complex there. One of the world's largest and most advanced facilities, it features a gas-efficient Kellogg Advanced Ammonia Process (KAAP) reactor.

     Because of the difficult nitrogen solutions market, PCS ceased production at its Wilmington plant, the only nitrogen facility not producing its own ammonia feedstock. The lower-cost Augusta plant took over the supply of nitric acid for the Company's contract with W.R. Grace, which built a calcium nitrite plant adjacent to Augusta.

     Annual production records were set at Augusta for all products in 1998. Record annual ammonia production was also achieved by Trinidad, Geismar and Memphis; the latter also set a record for the year's urea production. Lima had record production of nitric acid and LaPlatte of nitrogen solutions.


INDUSTRIAL PRODUCTION

     Many PCS nitrogen products have widespread industrial uses. Of the Company's 1998 US production, more than one-quarter of the ammonia, 62 percent of urea, 74 percent of ammonium nitrate and all nitric acid went to industry, mainly in the US.

     PCS is responding to the growing demand for industrial nitrogen products by expanding its production capabilities. Nitric acid capacity is being increased at Geismar to meet rising market demand. Its new state-of-the-art plant, the fifth in its complex and the largest in the US, was designed to have extremely low air emissions. Its production will be used by customers to make both methyl diphenyl diisocyanate (MDI) and toluene diisocyanate (TDI), used in flexible cushioning foams and rigid urethane foams.

     PCS also  produced  0.092 million tonnes of micro prilled urea at Memphis.

[Photo Caption] Several long-term industrial customers have built plants adjacent to PCS Nitrogen facilities, and are conveniently connected by pipeline.


            UREA SOLIDS                         AMMONIUM NITRATE SOLIDS                 NITROGEN SOLUTIONS
   ANNUAL          1998        1997*       ANNUAL         1998         1997*    ANNUAL          1998       1997*  EMPLOYEES
 CAPACITY    PRODUCTION   PRODUCTION     CAPACITY   PRODUCTION    PRODUCTION  CAPACITY    PRODUCTION  PRODUCTION   (active)
     .586          .512         .489            -            -             -         -             -           -        388
     .274          .348         .282         .397         .410          .343      .581          .467        .356        142
     .329          .260         .192            -            -             -      .163          .157        .128          2(5)
        -             -            -            -            -             -     1.028          .955        .873        152
     .399          .395         .249            -            -             -         -             -           -        159
        -             -            -         .079         .078          .077      .163          .081        .083        114
        -             -            -            -            -             -      .436          .436        .344        125
        -             -            -            -            -             -      .408          .003        .082          5
    1.588         1.515        1.212         .476         .488          .420     2.779         2.099       1.866      1,087(4)

(4)   502  contract  employees  work  at  the  nitrogen  plants,  for  a   total
     active workforce  of  1,589.

(5)   BP   Chemicals   operates   the   Lima   facility  under  an   operational
     agreement with PCS Nitrogen.

                                  SALES REPORT



PCS SALES

WHAT ARE THE MAJOR MARKETS? The United States, China, India, Brazil.



CHARACTERISTICS? The US, the world's largest consumer of fertilizers, is a mature market with relatively stable annual consumption. Important factors are acreage planted and application rates per acre. China, a major potash and phosphate importer, is evolving from centralized purchasing to a multiple customer system. In India, an important market for potash and phosphate, purchases are affected by subsidy levels. Brazil, the largest agricultural producer in Latin America and a major potash importer, applies fertilizer to cash crops it grows for export. Weather and politics may affect fertilizer purchases in any country.


PCS STRENGTHS: Multiple product locations; efficient transportation network; one-stop shopping convenience.

                                    [PHOTO]

                 BUILDING ON GLOBAL AND DOMESTIC OPPORTUNITIES

     World consumption of fertilizers continued to grow in 1998; total sales of nitrogen, phosphate and potash for agriculture and industry increased by approximately 1 percent over 1997. Nitrogen and phosphate sales rose despite economic difficulties in Asia, the Former Soviet Union (FSU) and Latin America, while world sales of potash fertilizer fell slightly due to large volume buying the previous year.

     PCS continued to serve its customers by providing the three primary nutrients through its efficient transportation network. That network of railways, trucks, river barges and ocean-going bulk carriers, plus strategically located warehouses, makes the Company a reliable supplier able to provide just-in-time delivery.

     A focus group of dealers in 1998 rated PCS Sales as the supplier that does the best job of serving their NPK needs, and the most honest, modern, dependable and on-time. Since it has no large retail network, they did not consider it a competitor.

     The major fertilizer market for PCS is the United States, its home market in all three nutrients. In 1998, PCS maintained its market share in each nutrient. The world's largest consumer of potash, the US is the Company's biggest single market. It is a big user of phosphate fertilizers, and PCS has 16 percent of its DAP market and about half of the market for liquid fertilizers. The US is also a major producer and consumer of ammonia for both fertilizer and industry; PCS has significant sales in both areas.


[Photo caption] Asia is an emerging fertilizer market with a huge potential for greater consumption.

                                  SALES REPORT



     Offshore, the majority of PCS potash sales are handled by Canpotex, the export sales agency for Saskatchewan producers. Offshore phosphate sales are the responsibility of PhosChem, an association for US exports of phosphate fertilizers whose market position has been strengthened by the inclusion of Mississippi Chemical and Mulberry. PCS Sales handles all liquid phosphate exports for PhosChem, as well as offshore sales of the Company's New Brunswick potash and Mississippi Chemical's potash from New Mexico, and all sales of PCS nitrogen products.

     China, Brazil and India are the major offshore fertilizer markets.

     China, with 22 percent of world population and 7 percent of arable land, has made increased fertilizer use a priority. Its potash consumption has risen by an average of 9 percent a year in the last 10 years, and PCS is a major supplier. China is the world's largest DAP importer, with almost two-thirds of its imports provided by PhosChem. Usually the world's largest importer of urea, China stopped importing during 1997, affecting ammonia and urea markets.

     Brazil, the largest country in South America, is a major consumer of potash, and an important market for PCS. It is the largest single market for the Company's New Brunswick potash.

     PCS sells little potash to India but its purchases support prices and absorb tonnage that could otherwise compete with the Company's products. It is a major phosphate importer. Its primary DAP supplier is the US, and the majority of its MGA comes from Morocco. It buys MGA to make DAP or it buys DAP, depending on price.

PCS POTASH IN DEMAND

     World demand for potash continued strong in 1998 and, as no new supply came on stream, the market was firm. World sales are estimated at 41 million tonnes and PCS sold 16 percent of that, 6.409 million tonnes (including inter-company sales to Florida Favorite Fertilizer). Its sales were just 5 percent below its all-time record set in 1997. Offshore markets took 56 percent of total sales volumes, domestic markets 44 percent. First-quarter sales, led by offshore demand, established a new Company record, and third-quarter sales came close to matching the 1997 record for that quarter. Prices increased in both markets.

DOMESTIC

     PCS sold 2.828 million tonnes of potash domestically in 1998, meeting almost 30 percent of North American demand. After 1997, an exceptional year with large volume purchases in fall and winter in anticipation of price increases, 1998 sales by all suppliers were down about 11 percent. Sales by PCS, which include 0.126 million tonnes sold to Florida Favorite Fertilizer, were 10 percent below its 1997 record. The United States market took 90 percent of the Company's domestic potash; the major customers were large agricultural co-ops and national firms.

     Although  shipments  for the  spring  season  didn't  differ  much in total volumes from 1997, the quarterly distribution was quite different and illustrates the difficulty of quarter-over-quarter comparisons. After the huge fall/winter fill which set Company sales records in fourth quarter 1997 and first quarter 1998, sales in the second quarter were lower than the previous year. Sales surpassed the 1997 record in the third quarter, but fell back toward the end of the year, when it was clear that farmers were postponing purchases for their spring season needs until 1999.

     Total domestic sales in 1998 included 0.109 million tonnes of product compacted at the Company's new Cassidy Lake property in New Brunswick. It began taking standard potash from Rocanville in April and upgrading it to granular product wanted in domestic markets on the East Coast.

     Domestic prices were the strongest in more than a decade. Higher prices were achieved for March and held up well for the rest of the year. Proposed price increases for first-quarter 1999 will be tested when the spring season commences.

OFFSHORE

     Markets  offshore  bought 3.581 million tonnes of PCS potash in 1998,  just
0.042  million  tonnes  below the export  record set in 1997.

     Again, China and Brazil were the Company's main markets, but Malaysia bought record volumes, as did the emerging markets of


[CHART] Notwithstanding the economic difficulties of many Asian nations, offshore volumes were only 1 percent below the 1997 record.

Thailand and Vietnam. Except for Indonesia, Asian economic problems did not have much impact on sales, for countries there understand how important potash is to the cash crops they grow for export.

     At 5.1 million tonnes, sales by Canpotex were less than 2 percent below the 1997 record. PCS provided 2.966 million tonnes of that. The largest Canpotex markets were China, Brazil, Malaysia and Japan, which together took 63 percent of its volumes.

     China, which purchased near-record volumes from all suppliers, bought 31 percent of the potash sold by Canpotex. Brazil bought a total of 3.2 million tonnes from all sources, though economic difficulties in the second half held its imports below the 1997 record. Canpotex had the second-best year in its long history in Brazil, providing 20 percent of all potash sold there; that was 13 percent of total Canpotex sales. Brazil was the largest single export market for PCS potash from New Brunswick, with 55 percent of its offshore sales. Delays in government decisions on subsidies affected India's 1998 imports slightly, despite demand.

     With strong offshore demand, Canpotex achieved higher prices in Japan, Korea, Australia, China and Brazil.

NON-FERTILIZER

     More than 7 percent of total potash sales were industrial, sold to customers who refine it further or use it for manufacture of other products. Sales were up 2 percent over 1997, and 68 percent went offshore, where Japan, Korea and China are important customers. Industrial potash prices were up by 10 percent.

     A small amount of PCS potash is sold for animal feed supplements. In 1998, sales increased by 13 percent to 0.027 million tonnes.

     All non-fertilizer sales are included in domestic and offshore totals.


[Photo caption] Developing nations, where most world population growth is taking place, are large importers of fertilizers and use them to produce a wide range of crops.

                                  SALES REPORT



HIGHER PHOSPHATE SALES


     With higher world demand for phosphates in 1998 and continued tight supply, the phosphate market remained in balance. World trade was up an estimated 2 percent over 1997 levels, led by record sales of the many phosphate fertilizer products.

     World production and consumption of DAP rose by 3 percent, setting new records. China, a major DAP consumer and importer, used large volumes. Uncertainty about subsidy levels limited India's purchases for much of 1998, but it re-entered the market late in the year and its total purchases exceeded those of 1997.

     MGA production and consumption worldwide grew by 2 percent in 1998. India is the single largest importer of MGA, which it uses to make DAP, and in 1998 its purchases amounted to almost half of international trade. Its one-year 1998 contract with its major suppliers matched the 1997 record volumes.

     PCS sold 4.627 million tonnes of phosphate products in 1998, 4 percent more than in 1997. Almost two-thirds of sales were domestic, up from 62 percent the previous year. Following its policy of emphasizing the products with the best margins, the Company limited its MGA exports and upgraded its phosphoric acid for sale in North America where prices were better. It had 23 percent of North American phosphate sales, including one-third of all non-fertilizer phosphate sales.

PHOSPHATE PRODUCTS

     Solid and liquid phosphates, used primarily for fertilizers, made up 79 percent of PCS phosphate sales in 1998. Feed supplements for livestock and poultry made up 16 percent, and the remainder was industrial and purified product and phosphate rock.

     SOLID PHOSPHATES: DAP sales in 1998 totalled 1.962 million tonnes, slightly more than the 1.924 million tonnes sold the previous year. Of that, 1.083 million tonnes were sold offshore through PhosChem, whose DAP sales jumped 11 percent to 4.912 million tonnes; PCS supplied 22 percent of that. Two-thirds went to China, always the largest offshore buyer, and India, Thailand and Japan were other major purchasers. Pakistan's purchasing patterns affect world DAP trade and it returned strongly to the market in 1998, including some tonnage from PhosChem. Vietnam, another sizable importer, also returned strongly to the market. Offshore prices were up 3 percent over 1997.

     PCS sold 0.879 million tonnes of DAP domestically, 8 percent more than in 1997 and 45 percent of total DAP sales. Domestic prices were similar to 1997.

     LIQUID PHOSPHATES: Sales of liquid phosphate products continued their annual rise to total 1.684 million tonnes, 13 percent more than 1997, which had been a 20-percent increase over the previous year. All the increase was in domestic sales, which were up 18 percent.

     Superphosphoric acid, which is used in conservation tillage systems, was the major domestic product, comprising half of liquid sales. Domestic prices climbed through spring and summer, with the average price for the year up 3 percent.

[CHART] PCS customers vary by both geography and end use.

[Photo caption] Nitrogen fertilizers are the first fertilizers US farmers buy, the most in demand and the fastest-growing in use.

     Amber MGA was the major  export  product.  PCS  supplied  71 percent of the
0.503 million tonnes of MGA shipped by PhosChem. The association's sales were up by 19 percent, with India, Australia and Brazil the biggest markets. Liquid prices rose through 1998, reflecting strong sales, for a year-over-year increase of 7 percent.

     Phosphate Rock: In keeping with the PCS policy of retaining its phosphate rock for its own production, sales were limited to 0.009 million tonnes, just 30 percent of 1997 sales.

     Feed Supplements: PCS sold 0.747 million tonnes of phosphate feed supplements, almost identical to 1997. Half of that was Monocal, with Dical amounting to 27 percent, DFP 21 percent, and feedgrade MAP and DAP the remainder. Eighty-seven percent of sales were domestic, and prices were similar to 1997.

     In offshore markets, Asian demand was down due to the effect of local economic problems on demand for meat, but new markets in Chile, Peru and Vietnam offset this decline. Offshore prices were down 9 percent. When offshore and domestic markets are taken together, feed supplement prices were flat over 1997.

     Liquid products sold to the feed market, and included in total liquid phosphate sales, amounted to 0.194 million tonnes. When all phosphates sold to the feed market are considered together, both volumes and prices were flat compared to 1997.

     Industrial Products: In a joint venture with Albright & Wilson Americas, Aurora produces both food-grade acid and technical grade for industrial processes and products. Total sales involved were 0.225 million tonnes in 1998, which are included in other phosphate sales. Additional phosphate products sold for industrial use, also included in other phosphate sales, totalled 0.213 million tonnes. Most of this came from Geismar, which sells phosphoric acid under contract to Rhodia, Inc. as a feedstock for its food-grade acid purification plant located beside the Geismar plant.

     Sales volumes of all phosphates sold for industrial use were up 13 percent, while prices fell 7 percent.

[CHART] The US nitrogen production was consumed in the US. About 85 percent of ammonia from Trinidad went to the US market, mostly to DAP producers.

NITROGEN SUPPORTED BY INDUSTRIAL PRODUCTS

     PCS benefited from its wide range of nitrogen industrial products in 1998, when ammonia supply continued to outpace demand with a damaging effect on prices for nitrogen fertilizers.

     World consumption of ammonia for both agriculture and industry grew by 2 percent in 1998. Still, the nitrogen market struggled throughout the year, with trade and prices down compared to 1997.

     Along with the excess supply of ammonia, China's absence from the urea market -- where traditionally it has been a major purchaser -- affected prices and profits for producers. China's ammonia production was up by an estimated 2 million tonnes, which was upgraded into urea for its own use. Ammonia production was also higher in the United States, India,

                                    [PHOTO]

                                  SALES REPORT



     Trinidad and the Middle East, after new supply came on stream. Consumption of ammonia rose in China by approximately 2 million tonnes. It also rose in India, in the Middle East where it was converted to urea for export, and in the US where it was used to make DAP for export. The FSU cut production in 1998, and its consumption fell.

     Although prices were influenced by the oversupply of ammonia, PCS was partially sheltered by its wealth of industrial products. In 1998, it had approximately 28 percent of the industrial nitrogen market in North America, and 18 percent of the total nitrogen market.

     NITROGEN PRODUCTS

     PCS sold 6.679 million tonnes of nitrogen products, both manufactured and purchased, in 1998, 11 percent more than in its 10 months as a nitrogen producer in 1997. Ninety-four percent of sales were domestic. Sales of manufactured products were up by 25 percent, while resale of purchased product was down by 51 percent. Most of this was ammonia, which the Company purchases from producers in the Former Soviet Union and other countries. In 1998 it chose to decrease these purchases by 49 percent and use its own ammonia.

     Sales of ammonia, which is used as a fertilizer and as feedstock for other nitrogen products, totalled 1.496 million tonnes, 41 percent more than in 1997. Almost 90 percent was domestic.

     Urea sales were up 16 percent to 1.425 million tonnes. Urea is the Company's largest export nitrogen product, and 18 percent of sales went offshore, all from Trinidad.

     Nitrogen solutions again represented the largest sales product, and 2.164 million tonnes were sold, 26 percent more than in 1997. All sales were domestic; North American farmers' increasing use of conservation tillage methods and site specific fertilizer applications raises demand for nitrogen solutions, which are well-suited to these methods.

     Other nitrogen sales of 1.040 million tonnes included ammonium nitrate, up 11 percent to 0.465 million tonnes, and nitric acid, up 35 percent to 0.417 million tonnes. All ammonium nitrate and almost all nitric acid was sold in North America.

     Included in total 1998 sales of nitrogen products were 2.254 million tonnes of higher-margin industrial nitrogen products, 30 percent more than in 1997. Much of the increase was due to higher contract volumes influenced by the strong US economy, particularly housing starts.

     Also included in total 1998 sales were nitrogen feed sales of 0.074 million tonnes, 86 percent of it urea prills and the rest urea solutions. Total volumes were up 2 percent. Almost all sales were domestic, but small volumes were sold to Mexico for the first time.

     Prices for all nitrogen products were down in 1998, affected by an oversupply of ammonia, China's absence from the market and lower prices for FSU product due to a devalued ruble and lower production costs. Fertilizer products were hardest hit, falling

[Photo caption] Urea is an important ingredient in high-quality dyes for textiles.

     28 percent from 1997 levels. Prices for industrial products were affected by the general nitrogen market and fell 14 percent, but remained higher than fertilizer prices throughout the year. Ammonia prices offshore were down 22 percent and urea prices 18 percent. The fall in domestic prices ranged from 4 percent for ammonium nitrate to 25 percent for ammonia.

     In 1998, PCS signed an agreement with Melamine Chemicals, which produces melamine for surface coating and laminating resins used in countertops, cabinets, floors, automotive and appliance paints, and other products. When this agreement is concluded, PCS will provide up to 113,000 tonnes per year of urea liquor to Melamine Chemicals, which plans to build a plant beside the PCS facility at Memphis. Construction is expected to begin in 1999. When the Melamine plant is completed, a large majority of the PCS Memphis production will be used for industrial purposes.

     Several other large customers also have plants adjacent to Company facilities and connected by convenient pipeline. PCS signed major contracts with six other industrial customers for nitric acid, ammonia and urea.

     OUTLOOK FOR 1999 AND BEYOND

     While some national economies floundered in 1998, world population grew by about 80 million with a corresponding increase in the demand for food. Meeting that demand from the world's declining acreage of arable land requires balanced fertilization; without it, there is no hope of feeding billions of people with ever-increasing food requirements and desire for better and more varied diets, particularly meat. At the same time, grain stocks are in delicate balance. One bad crop year can put the global food supply at risk.

     PCS is well-equipped to help the world meet these challenges. It is first and foremost a fertilizer company and a leading exporter to developing countries, where fertilizer consumption is growing at three to four times the rate in the developed world. These countries, where population is rising and a growing middle class insists on better food, increasingly recognize the role of fertilizer in helping to fulfil the new food demands. They are emphasizing the need to apply adequate amounts of fertilizer and to better balance their application of the three nutrients.

     China, the world's most populous nation, is the largest user of fertilizer so its buying patterns are always important and influential. Potash and DAP are key fertilizer imports for China, and its demand for them is expected to continue to be strong in 1999. China has made essentially no urea purchases since mid-1997, with a lowering effect on world nitrogen pricing. It is producing more of its nitrogen needs. Its return to the urea market would affect both sales and prices positively, but there is no indication when that might occur.

     India's fertilizer purchases depend on its subsidy levels, and producers have been urging the government to set levels early for the new fiscal year.

[Photo caption] The people in developing nations are demanding better diets with more variety and better quality of food, and fertilizer is crucial to meeting those needs.

                                  SALES REPORT



Large-volume purchases of potash and DAP are expected for 1999. Brazil, the third of the Big Three offshore potash markets, is expected to continue to import large volumes of potash, which is critical for the cash crops of soybeans, coffee, citrus fruits and sugar cane that provide vital export revenues.

     North American fertilizer demand is expected to be higher in 1999 than in 1998, with a strong spring season likely. The US government is providing farmers with $6 billion in emergency spending for agriculture in support of low commodity prices and in disaster relief. Net cash farm income is expected to be the second highest on record. Total acreage planted is expected to be much the same as in 1998.

     In concert with supply, world trade affects prices. Estimates of changes in 1998 trade, compared to 1997, vary among the nutrients: Phosphate trade was up 2 percent, potash trade down 4 percent after a very strong 1997 and nitrogen down 4 percent. In all three nutrients, PCS maintained its market share.

     The FSU is an important fertilizer producer and its potash and phosphate companies are increasingly aware of the law of supply and demand and its effect on profitability. Potash producers there are operating at close to actual current capacity but are constrained by infrastructure limitations. They sell through International Potash Company, whose successful joint agreement with Canpotex in Malaysia is continuing. Infrastructure constraints also affect the FSU phosphate industry, which is much smaller since privatization. The nitrogen situation is different. FSU ammonia production is influenced by local conditions unrelated to world demand, and benefits from a devalued ruble and lower gas prices. Ammonia and urea exports are down.

[CHART] World grain inventories remain below the stocks-to-use ratio which the FAO considers the minimum needed to safeguard food security.

                                    [PHOTO]

Efforts are being made to increase domestic fertilizer use, which will affect the world supply/demand balance. Russia's 1998 crop was a disaster, and the government has announced measures to increase fertilizer consumption there in 1999.

     Demand is expected to grow in both domestic and offshore potash markets in 1999, and prices should remain firm with continued strong trade. Increases in world phosphoric acid capacity should be matched by increased utilization, as phosphate trade is expected to remain strong, keeping supply/demand tight and prices firm. Nitrogen exports are forecast to increase in 1999 but excess capacity worldwide will continue to keep prices down, unless there are cutbacks in production. The nitrogen business has much upside potential and can easily be stimulated by unexpected events such as plant outages and closures.

     PCS anticipates continued strong demand for its industrial products, and expects to benefit from contracts with new customers scheduled to be completed in 1999. It will continue to shift its phosphate and nitrogen from fertilizer to industrial products and feed supplements. Its expansion at Geismar with a contract customer will enable the Company to continue to grow its sales of nitric acid, the highest-margin nitrogen product. Industrial prices in phosphates should be similar to 1998, and in nitrogen they should continue to demand a premium over fertilizer. Demand for the PCS livestock and poultry feed supplements is expected to be stable in 1999, but the difficulties in Asian markets -- where meat consumption had been growing -- will likely affect prices.

     Economic and political events within and between nations may cause temporary problems for fertilizer companies in the short run, but long-term fertilizer prospects continue to be promising because of rising world population and demand for food. Rather than a smooth upward sweep, demand for fertilizer has always snaked around a rising trend line.

INDICATORS TO WATCH

*  US acreage planted
*  Subsidies in India
*  Reappearance of China in the urea market
*  Potash imports in Brazil
*  Fertilizer exports from the FSU
*  Nitrogen plant outages and closures

[Photo caption] In the US, nitrogen and phosphates make up more than 90 percent of the fertilizer used by wheat, and most is applied before or at planting.

PCS STEWARDSHIP

 WHAT DOES STEWARDSHIP MEAN?

   Long-term service awards for employees and scholarships for employees' children; contributions of time and money to community events; attention to corporate governance; a responsible corporate environmental policy and high standards of environmental care; treating safety as a priority.

[Photo caption] Restored or created wetlands at Aurora add beauty to the area, attracting wildlife and wading birds such as this egret.

FULFILLING ITS RESPONSIBILITIES

     Almost two-thirds of the PCS workforce of 5,744 at December 31, 1998 worked in the United States, with 29 percent in Canada and 7 percent in Trinidad. The annual payroll is approximately $248 million.

     The Company recognized and rewarded the long-term commitment of its employees by presenting 955 service awards in 1998. Forty scholarships were awarded to sons and daughters of employees for post-secondary study -- 12 Chairman's Awards and 28 Divisional Awards.

     SHARING IN ITS COMMUNITY

     PCS responds to requests to support a wide range of causes in the communities in which it operates, and individual operations support their local communities with donations and employee participation in many activities. The Company matches employees' personal donations to their favorite charities through its longstanding Matching Gift Program.

     In the last three years, PCS has contributed CDN$5 million to the University of Saskatchewan First and Best Campaign. In response, the University in 1998 established the Chuck and Norma Childers Chair for Saskatchewan Enterprise in the College of Commerce. The Company is also in the third year of its five-year commitment to the North Carolina Museum of Natural Sciences in Raleigh.

     As usual, PCS corporate office employees and those at Cory, Allan and Patience Lake raised their contribution to the Saskatoon United Way and it was matched by the Company. Employees again received the Gold Award for participation and the Company its seventh Gold Corporate Award. PCS Allan received the Quantum Leap Award for its significant increase in donations. Employees at White Springs increased their contributions to the United Way of Suwannee Valley by 6 percent, which, matched by the Company, made up about one-third of the funds raised. Employees at PCS Nitrogen contributed 19 percent more to the Memphis United Way than in 1997.

     A donation from White Springs gave a major boost to Heritage Village in Jasper, Florida by making possible the acquisition of land on which this collection of buildings and exhibits depicting early North Florida history is located. White Springs contributed to several environmental and educational organizations in Florida and received the Florida Commissioner of Education's Business Recognition Award for the third straight year for its contributions to schools. It also received a Governor's Business Leadership Award for 1998, one of only nine Florida companies to do so.

     The 75 employees at Aurora who participated in the American Cancer Society's 24-hour Relay for Life raised more money than all other participating companies or groups and received the Excalibur Award, the Society's top award. Aurora successfully completed its 23rd annual Salvation Army campaign, with increased donations, and many employees volunteered to teach Safelife in elementary schools.

     A $10,000 contribution by PCS Nitrogen to the Memphis Zoo was commemorated by two permanent in-ground plaques in the zoo's Once Upon a Farm area, which includes growing plots, farm animals and an interactive historical agricultural display.

     Employees at Weeping Water donated their time to give more than 450 visitors to the community's annual Limestone Days tours of the PCS limestone mine as well as safety training. Limestone Days recognizes the economic importance of limestone to the local area. Weeping Water uses its limestone to make the feed supplements Dical and Monocal.

     Employees at Clinton made a Christmas Caring Tree, complete with Santa Claus, for children at the day-care centre at its partner school, Lincoln Alternative High School, which is operated within the public school system.

CORPORATE GOVERNANCE

     The responsibility for corporate governance rests with the Board of Directors of PCS, which has the duty to direct the management of the business and affairs of the Company.

     Having regard to the guidelines published by the Toronto and Montreal stock exchanges, PCS reports annually with respect to its corporate governance practices. For a complete review of those practices, see the section entitled "Corporate Governance" in the Company's current proxy circular.

     The Board of Directors is made up of 15 members, 13 of whom are outside directors. No significant shareholders are represented on the Board.

                                  STEWARDSHIP



     Each of the four committees of the Board plays a significant role in the discharge of Board duties and obligations. Each committee (audit, compensation, environmental affairs and executive) is composed entirely of outside directors, except the executive committee which is chaired by the Chief Executive Officer. Each committee is empowered to retain outside advisors. Individual directors may engage outside advisors at the Company's expense upon authorization of the executive committee.


     The Company has adopted a corporate disclosure policy which calls for the timely public dissemination of material information. Shareholder questions, comments and concerns may be made to the Senior Vice President, Corporate Relations, who is responsible for implementing the disclosure policy, to the Corporate Secretary or to the Company's transfer agent.

PRESERVING THE ENVIRONMENT

     Farmers' desire to maintain their land and water is shared by the companies that provide the nutrients which help keep that land fertile and enable the effective use of water. Conservation tillage systems are now used on 37 percent of US cropland, and PCS is a leader in producing fertilizers for those systems. It shares in efforts by fertilizer companies to encourage farmers to use the right amounts at the optimum time for each crop, and to balance nutrient use.

     PCS takes seriously its responsibility to fulfil the terms of the environmental permits and applicable federal, provincial, state and local laws that govern air emissions, waste water discharges, land use and solid and hazardous waste management at all its operations. It must, according to corporate environmental policy, manage its operations responsibly to safeguard the natural resources related to or affected by its activities. Each production unit must work diligently to minimize potential risks to the environment and to comply with environmental legislation and regulations. The Board's environmental affairs committee reviews all audit reports.

     In-depth information on PCS environmental activities is available on its website at www.potashcorp.com.

POTASH AND ITS ENVIRONMENT

     The Director, Environmental Affairs for potash, audited all divisions in 1998; each environmental management system met the objective of minimizing the risk of serious environmental degradation. All divisions except the newly-acquired Cassidy Lake were substantially compliant with all applicable environmental regulations and corporate environmental policy. Cassidy Lake quickly corrected all significant cases of non-compliance.

     An impervious cutoff wall five kilometers long and 20 meters deep was completed at Rocanville, to prevent sub-surface seepage from the waste management area. The largest such installation in Canada, this wall incorporates design features developed through research sponsored by the Saskatchewan Potash Producers Association.

     A buried drain was installed at Cassidy Lake to eliminate the possibility of brine seepage entering the Hammond River. The division received a Watershed Management Partner Award from the Hammond River Angling Association. The State of Utah issued final approval for Moab's operating and reclamation plans.

     PCS is supporting environmental research at the University of Saskatchewan investigating the potential for movement of fluids through groundwater barriers. Early results in this multi-year project indicate that these barriers are more impermeable than had been thought. An internal research program is being organized to develop better methods for disposing of the insoluble portion of potash refinery wastes.

     The decommissioning and reclamation plan for each Saskatchewan mine submitted by PCS Potash to the Saskatchewan Department of Environment and Resource Management was accepted in its technical aspects. Some discussions continue between producers and Department officials.

PHOSPHATE AND ITS ENVIRONMENT

     In 1998, internal audits were conducted at all phosphate facilities, and a few issues were identified and corrected. Major capital projects included a conversion in the Aurora phosphoric acid plant to discharge gypsum directly to the gypsum/clay blend system and improvements to White Springs' pond system and spill prevention systems.



[CHART] PCS operations steadily improve their facilities for controlling pollution, managing wastes and maintaining air quality.

     Under agreement, the Florida Game and Fresh Water Fish Commission began managing a reclaimed lake at White Springs for public fishing. The Governor's Council for Sustainable Florida is working with White Springs as a test case for application of draft Sustainable Florida Standards for businesses which integrate environmental protection, economic development, public participation and community quality of life.

     Environmental projects at the Company's feed plants included installation of new fugitive dust collection systems at Weeping Water and Marseilles.

     Land Reclamation: PCS leadership in this area was recognized when the US Army Corps of Engineers officially agreed in 1998 that 429 acres of restored or created wetlands at Aurora met the success criteria and could be used for mitigation against future wetland impacts. Approximately 6,000 trees were planted in one project and a multi-year monitoring program under way elsewhere focused on water table levels and successful planted vegetation near three creeks.

     Part of White Springs' reclaimed lands houses a commercial recreational hunting and fishing business which the Company considers an endorsement of the wildlife value of its lands. The Florida Department of Environmental Protection gave this business an award for innovative use of reclaimed lands, recognizing White Springs in the presentation.

NITROGEN AND ITS ENVIRONMENT

     In 1998, three nitrogen facilities and five terminals were audited by a PCS/consultant team and received favorable reports. A federal Environmental Protection Agency audit of LaPlatte and three state audits of Augusta resulted in no citations, and no violations were found in a waste water audit of Lima by the Ohio Environmental Protection Agency. Augusta and Clinton had no reportable quantity emissions.

     Lima won the Ohio Chemical Council 1998 pollution prevention award. Geismar received a certificate for participation in the Louisiana Environmental Leadership Pollution Prevention Program, implementing environmental projects that go beyond regulatory compliance.

     Major capital improvements included installation of an ammonia process flare for all ammonia relief valves at Geismar, and a waste water concentrator which allows recovery of ammonia from its waste water system. Lima installed a vent scrubber for the urea granulator; LaPlatte implemented secondary containment for all fertilizer storage.

     Geismar has an environmental research project to remove uranium and radium and isolate hydrofluoric and phosphoric acid from the phosphate plant waste stream. A pilot project was scheduled for early 1999. Clinton is planting poplar trees to remove nitrates from ground water.

[Photo caption] Water lilies, reeds, shrubs and trees combine into peaceful beauty in this restored wetland at Aurora, which with White Springs leads in US land reclamation achievements.

                                  STEWARDSHIP



EMPHASIZING SAFETY IN ALL ITS OPERATIONS

     Safety is a top priority and a constant focus at all PCS enterprises, and operations throughout the Company have achieved enviable safety records. For example, in 1998, employees at Aurora stacked up 2 million, 3 million and finally 4 million hours without a lost-time injury. Individual departments within various facilities have accumulated exceptional safety records: 30 years in Aurora's Technical Services, 29 years in Lima's Nitrogen Laboratory. The Company has created the President's Award for 1 million hours worked by an entire operation without a lost-time injury, and the Chairman's Award for 2 million, 3 million and 4 million hours. All awards are presented personally by Chairman and CEO Charles E. Childers.

     Safety achievements are honored outside the Company, too. In 1998, New Brunswick and Lanigan each received a John T. Ryan "special award certificate" for outstanding achievement in safe production in 1997. The John T. Ryan awards are the awards in Canada for mining safety, and this is Lanigan's sixth award. New Brunswick also received the New Brunswick Mining Association's award for the lowest frequency and severity of lost-time accidents of all mines in the province in 1997.

                        Recent Potash Safety Milestones
                        Time without a lost-time injury

          Lanigan SK            3 years on August 1, 1998,
                                2 million hours on February 28, 1999
          Allan SK              4 years on October 22, 1998
          New Brunswick NB      4 years on June 8, 1998
                                3 million hours on January 12, 1999
          Moab UT               3 years on February 7, 1998

     In 1998, Clinton received its fifth Iowa Safety Council Award for Outstanding Achievement in Accident Prevention. LaPlatte received the Award of Honor with distinction with six gold stars from the Safety and Health Council of Greater Omaha, Nebraska, as well as its Seat Belt Honor Award. Wilmington was presented with its third North Carolina Department of Safety Award.

     PCS Nitrogen, Aurora and White Springs received their second consecutive Thoroughbred Chemical Safety Awards from Norfolk Southern Corporation for shipping more than 1,000 carloads of hazardous materials in 1997 without a
shipper-caused   accident.

                       Recent Phosphate Safety Milestones
                        Time without a lost-time injury

          Aurora NC             4 million hours on October 13, 1998
          White Springs FL      1 million hours on January 18, 1999
          Davenport IA          19 years on September 13, 1998
          Kinston NC            5 years on December 1, 1998

     The entire PCS Phosphate operation reduced its recordable injuries by 38 percent in 1998, achieving an Occupational Safety and Health Administration
(OSHA) incidence rate of 1.61. Safety Training Observation Program (STOP) training was completed for all employees at Aurora and contractors working there exceeded 1 million hours without a lost-time injury. White Springs completed an upgrade of its contractor safety program and trained local volunteer fire department personnel in hazardous material emergency response.

     PCS Nitrogen improved its overall safety performance in 1998, with an OSHA recordable rate of 1.3 and three less recordable injuries than in 1997. The Behavioral Accident Prevention Process was fully implemented. Augusta completed the year without one OSHA recordable injury, and Lima retained its OSHA VPP Star status. Memphis hosted a Hazardous Material training demonstration with the Company training car for the Texas Agricultural Association. Clinton trained more than 100 local firemen, emergency responders and fertilizer dealers in safe handling of anhydrous ammonia. Hurricane procedures were included in new health, safety and environmental procedures at Trinidad. Employees who built the fourth ammonia plant in Trinidad worked more than 3 million hours without a lost-time injury.

                       Recent Nitrogen Safety Milestones
                        Time without a lost-time injury

          Trinidad              2 million hours on January 11, 1999
          Geismar LA            4 million hours on December 18, 1998

     PCS potash operations excel in the mine rescue competitions in the provinces in which they operate. For the second consecutive year, Lanigan was overall winner for soft rock mines in the Saskatchewan Provincial Mine Rescue Competition, with Rocanville runner-up. New Brunswick was overall winner at the 19th annual New Brunswick Mine Rescue Competition. Lanigan was runner-up in the 18th annual PCS Fireman's Rodeo, which involves all PCS mines and fire departments in two nearby communities competing in six rodeo events that demand a range of firefighting skills. It was won in 1998 by the Town of Lanigan team, which includes several PCS employees.

                              F I N A N C I A L S


                                    [PHOTO]


                                   [CAPTION]

     Corn is the largest user of fertilizer in the US, accounting for more than 40 percent of all application and about the same percentage of each of the three major nutrients.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                1998 VERSUS 1997

With the exception of purchased product, nitrogen data for 1997 is only for the period subsequent to the acquisition of Arcadian on March 6, 1997. Phosphate data for 1997 includes phosphate produced by the acquired Geismar operation.

OVERVIEW

($000'S)                                                   1998           1997  INCREASE (DECREASE)      % CHANGE
Net Sales
  North American                                   $  1,641,376     $1,665,140          $  (23,764)           (1)
  Offshore                                              666,387        660,789               5,598             1
                                                   $  2,307,763     $2,325,929          $  (18,166)           (1)
Gross Margin                                       $    609,347     $  585,171          $   24,176             4
Operating Income                                   $    446,056     $  447,640          $   (1,584)            0
Net Income                                         $    261,003     $  297,138          $  (36,135)          (12)
Earnings per Share (dollars)                       $       4.82     $     5.68          $    (0.86)          (15)


     Higher net sales revenue in potash and phosphate - $41.3 million and $57.4 million, respectively - was more than offset by lower nitrogen net sales revenue of $116.9 million, resulting in a decrease of $18.2 million in PCS net sales revenue.

     North American net sales revenue represented 71 percent (1997 - 72 percent) of total net sales revenue and offshore sales represented 29 percent (1997 - 28 percent).

     Gross margin for potash products was $316.3 million (an increase of $58.7 million over 1997); for phosphate products $228.2 million (an increase of $33.9 million); and for nitrogen products $64.8 million (a decrease of $68.4 million from 1997).

     The decrease in net income of $36.1 million compared to 1997 is attributable to: increases in selling and administrative expenses ($16.3 million), provincial mining and other taxes ($9.8 million) and income taxes ($48.4 million) which were partially offset by a $24.2-million increase in gross margin and a $13.9-million reduction in interest expense.


[CHART] The strongest phosphate sales in its history and potash prices 14 percent higher than in 1997 helped make 1998 a year with record gross margin.

POTASH REVENUE
                        1998 SALES          1997 SALES               $000'S             TONNES (000'S)
                               TONNES              TONNES    INCREASE                INCREASE
                    $000'S    (000'S)   $000'S    (000'S)   (DECREASE)     % CHANGE (DECREASE)   % CHANGE
North American    $227,586     2,702  $210,240     3,017      $17,346          8       (315)        (10)
Offshore           317,905     3,581   293,927     3,623       23,978          8        (42)         (1)
                 ----------------------------------------------------------------------------------------
                  $545,491     6,283  $504,167     6,640      $41,324          8       (357)         (5)
                 ----------------------------------------------------------------------------------------

     Gross margin for potash products was $316.3 million (1997 - $257.6 million) or 52 percent (1997 - 44 percent) of consolidated gross margin.

     Potash prices in the offshore market rose early in the year with increased contract prices and then stabilized and rose again in the last half, resulting in a 9 percent increase on a year-over-year basis. The higher prices realized were primarily due to higher contract prices with Japan, South Korea and Australia and increased prices in China and Brazil.

     North American potash prices increased in the last half of 1997 and first half of 1998 due to tighter

[CHART] Firm supply and demand factors resulted in higher potash prices throughout 1998.

supply, then stabilized in the last two quarters, ending the year 21 percent higher on a year-over-year basis.

     The currency devaluations and financial difficulties in Asian countries did not significantly affect offshore potash sales volumes. Canpotex sales volumes to Asia decreased by 6 percent from 1997, which was partially offset by a 21-percent increase in sales to Latin America (primarily Brazil). Overall, offshore sales volumes ended the year down only marginally from 1997.

     North American sales volumes declined 10 percent from 1997 levels, primarily due to abnormally high sales volumes in the last half of that year. In the North American market, the 2.702 million tonnes sales volumes for 1998 were sourced as follows: 2.529 million tonnes (1997 - 2.813 million tonnes) came from Saskatchewan, 0.116 million tonnes (1997 - 0.122 million tonnes) from New Brunswick and 0.057 million tonnes (1997 - 0.082 million tonnes) from Utah.


[CHART] Potash revenue was 8 percent higher than in 1997, with 58 percent provided by offshore sales.


     North American net sales revenue from potash operations represented 42 percent (1997 - 42 percent) of the Company's potash net sales revenue. Higher North American potash prices resulted in a $39.4-million increase in North American potash net sales revenue over 1997. This was partially offset by a reduction in net sales revenue of $22.1 million due to a 10-percent reduction in sales volumes, resulting in an overall increase in North American net sales revenue of $17.3 million.

     Offshore net sales revenue from potash operations represented 58 percent (1997 - 58 percent) of the Company's potash net sales revenue. Higher offshore prices resulted in a $28.2-million increase in offshore potash net sales revenue. This was partially offset by a reduction in net sales revenue of $4.2 million due to reduced sales volumes, resulting in an overall increase in offshore net sales revenue of $24.0 million. In the offshore market, 2.966 million tonnes were sold through Canpotex and the remaining 0.615 million tonnes were produced by PCS New Brunswick and sold and delivered by PCS Sales.

PHOSPHATE REVENUE

                          1998 SALES            1997 SALES             $000's               TONNES (000's)
                                   TONNES               TONNES    INCREASE       %        INCREASE       %
                        $000's    (000's)    $000's    (000's)   (DECREASE)    CHANGE     (DECREASE)   CHANGE
Liquids              $  365,006    1,684    $309,063    1,493    $55,943         18          191         13
Solids                  374,525    1,962     362,625    1,924     11,900          3           38          2
Feed supplements        187,557      747     191,016      752     (3,459)        (2)          (5)        (1)
Industrial products      83,210      225      89,588      235     (6,378)        (7)         (10)        (4)
Phosphate rock              691        9       1,317       30       (626)       (48)         (21)       (70)
                     ----------------------------------------------------------------------------------------
                     $1,010,989    4,627    $953,609    4,434    $57,380          6          193          4
                     ========================================================================================
North American       $  713,584    3,020    $656,884    2,769    $56,700          9          251          9
Offshore                297,405    1,607     296,725    1,665        680          0          (58)        (3)
                     ----------------------------------------------------------------------------------------
                     $1,010,989    4,627    $953,609    4,434    $57,380          6          193          4
                     ========================================================================================

     Gross margin for phosphate was $228.2 million (1997 - $194.4 million) or 37 percent (1997 - 33 percent) of consolidated gross margin.

     With the exception of industrial products, phosphate prices in the domestic market increased or remained constant compared to 1997. Prices for solid phosphates and feed supplements were flat while liquid phosphate prices increased by 3 percent when compared to 1997. Industrial prices fell by 3 percent over the same period.

     Phosphate prices in the offshore markets (except for feed supplements) improved during 1998. Liquid phosphate prices were up 7 percent on a year-over-year basis and solid phosphate prices 3 percent. These increases were partially due to higher prices realized in Brazil. The price of feed supplements, affected by the currency devaluations and financial difficulties in Asian countries, decreased by 9 percent on a year-over-year basis.

     Overall, North American phosphate sales volumes increased by 9 percent. Liquid and solid phosphate sales volumes increased by 18 percent and 8 percent, respectively. Sales volumes of industrial products decreased by 4 percent due, in part, to a strike at a significant customer's facility which reduced sales. Feed supplements sales volumes were down marginally.

     Offshore phosphate sales volumes declined 3 percent on an overall basis as the Company chose to orient its P2O5 production to the North American market where margins


[CHART] PCS sold more liquid and solid phosphates in 1998, at higher prices.

                                   FINANCIALS


were better. PhosChem had good sales volumes in 1998; sales volumes to Asia increased by 13 percent and to Latin America by 12 percent. The Company's liquid and solid sales volumes decreased by 1 percent and 3 percent, respectively, compared to 1997. Feed supplement sales volumes were flat compared to 1997.

     For 1998, North American phosphate net sales revenue accounted for 71 percent (1997 - 69 percent) of total phosphate net sales revenue. Offshore sales accounted for 29 percent (1997 - 31 percent) of total phosphate net sales revenue and 35 percent (1997 - 38 percent) of volumes. In 1998, 64 percent (1997
- 63 percent) of the Company's total phosphate net sales revenue was earned from phosphate fertilizer products which represented 70 percent (1997 - 70 percent) of phosphate sales volumes and 58 percent (1997 - 46 percent) of gross margin.

NITROGEN REVENUE
                             1998 SALES          1997 SALES               $000's             TONNES (000's)
                      ----------------------------------------------------------------------------------------
                                    TONNES              TONNES    INCREASE                INCREASE
                         $000's    (000's)    $000's   (000's)   (DECREASE)     % CHANGE (DECREASE)   % CHANGE
                      ----------------------------------------------------------------------------------------
Ammonia                $194,369     1,496  $183,840     1,061    $  10,529          6        435          41
Urea                    199,141     1,425   203,092     1,226       (3,951)        (2)       199          16
Nitrogen solutions      163,014     2,164   161,149     1,719        1,865          1        445          26
Other nitrogen
 products               129,775     1,040   118,472       894       11,303         10        146          16
                      ----------------------------------------------------------------------------------------
                        686,299     6,125   666,553     4,900       19,746          3      1,225          25
Purchased products       64,984       554   201,600     1,138     (136,616)       (68)      (584)        (51)
                      ----------------------------------------------------------------------------------------
                       $751,283     6,679  $868,153     6,038    $(116,870)       (13)       641          11
                      ========================================================================================
North American         $700,206     6,261  $798,016     5,544    $ (97,810)       (12)       717          13
Offshore                 51,077       418    70,137       494      (19,060)       (27)       (76)        (15)
                      ----------------------------------------------------------------------------------------
                       $751,283     6,679  $868,153     6,038    $(116,870)       (13)       641          11
                      ========================================================================================

[CHART] Non-fertilizer products represented 44 percent of nitrogen net sales revenue and 35 percent of volumes.


     Gross margin for nitrogen products was $64.8 million (1997 - $133.2 million) or 11 percent (1997 - 23 percent) of consolidated gross margin.

     The continued absence of China from offshore urea markets and reduced cash production costs for Former Soviet Union (FSU) producers due to lower gas prices and currency weakness in the FSU countries led to significant declines in offshore prices. Urea prices were down 18 percent and ammonia prices down 22 percent compared to 1997.

     Falling offshore nitrogen prices resulted in lower North American prices as well. Prices were down as follows: urea 17 percent, ammonia 25 percent, nitrogen solutions 20 percent, ammonium nitrates 4 percent and nitric acid 12 percent.

     The Company's offshore sales volumes of ammonia increased by 54 percent which is explained by a full year's operation in 1998 as compared to 10 months in 1997 and the addition of the new plant in Trinidad. Offshore sales volumes of urea declined 28 percent as the Company chose to focus its sales on the North American market where prices were stronger.

     In North America, sales of ammonia for fertilizer were slow but the strong DAP market supported healthy ammonia sales to DAP producers as ammonia is a key input for DAP. This contributed to a 41 percent increase in manufactured ammonia sales volumes. When the new PCS facility in Trinidad came on stream, these tonnes replaced product purchased by the Company, reducing total ammonia sales volumes (purchased


[CHART] The strong offshore market helped raise DAP prices 3 percent above 1997 levels.


[CHART] The effect of the world oversupply of ammonia on prices was tempered somewhat for PCS by its large industrial sales.

and manufactured) by 5 percent. Urea sales volumes increased 35 percent and nitrogen solutions sales volumes increased 28 percent.

     The Company continued to sell a large portion of its North American nitrogen production to the more stable industrial market. On a year-over-year basis, nitrogen industrial prices fell by 14 percent compared to a 28-percent decline for fertilizer. Non-fertilizer products represented 35 percent (1997 - 30 percent) of nitrogen sales volumes, 44 percent (1997 - 34 percent) of net sales revenue and 100 percent (1997 -51 percent) of gross margin.

     North American net sales revenue accounted for 93 percent (1997 - 92 percent) of total nitrogen net sales revenue.

COST OF GOODS SOLD

                                                              1998        1997  INCREASE (DECREASE)          % CHANGE
Potash production (KCl) tonnage (000's)                      6,995       6,483                  512                 8
Phosphate production (P2O5) tonnage (000's)                  2,363       2,282                   81                 4
Nitrogen production (N) tonnage (000's)                      3,121       2,349                  772                33



     Potash unit cost of sales decreased 2 percent in 1998 compared to 1997, due primarily to higher production volumes and eight fewer shutdown weeks, which were partially offset by water management costs at the New Brunswick division and costs to transport Saskatchewan product to Cassidy Lake for processing.

     Overall, phosphate unit cost of sales decreased by 1 percent. This consisted of increases of 5 percent and 1 percent in the unit cost of sales of feed supplements and liquid phosphates respectively, offset by decreases of 2 percent for industrial products and 6 percent for solid phosphates (due primarily to lower input costs for ammonia). The unit cost of sulphur decreased by 2 percent compared to 1997.

     PCS Nitrogen reduced its per unit natural gas cost by 12 percent compared to 1997 primarily due to its gas contracts in Trinidad. Overall, the per unit cost of sales of manufactured product declined by 8 percent, primarily due to reduced gas costs and the opening of an efficient new plant in Trinidad. The total per unit cost of sales decreased by 16 percent due to reduced gas costs, the new plant in Trinidad and the reduction in the amount of product purchased for resale.

     Depreciation and amortization expense for 1998 was $190.9 million compared to $170.0 million in 1997, an increase of $20.9 million or 12 percent. The increase was largely attributable to $17.7 million additional depreciation and amortization due to a full year of nitrogen operations in 1998.

SELLING AND ADMINISTRATIVE

     Selling and administrative expenses for 1998 were $116.0 million compared to $99.7 million in 1997. The increase of $16.3 million was attributable to general increases in compensation and benefits, a full year of amortization of the goodwill relating to the nitrogen acquisition, an increase in bad debt expense, an increase in franchise taxes and a Revenue Canada employee benefits assessment.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial Crown royalty, which is accounted for in cost of goods sold.


     For 1998, Saskatchewan provincial mining and other taxes were $80.1 million compared to $70.3 million in 1997, an increase of $9.8 million. Potash Production Tax was $61.6 million compared to $53.5 million in 1997, an increase of $8.1 million. The higher potash prices and the resulting increased profit per tonne (which was partially due to the strengthening of the US dollar as compared to the Canadian dollar), combined with the full utilization of certain provincial resource tax deductions carried forward from previous years, resulted in most Saskatchewan mines reaching the top marginal profits tax rate of 35 percent in 1998.

     Saskatchewan corporate capital tax was $18.5 million in 1998 compared to $16.8 million in 1997, an increase of $1.7 million. Various other payments to the Province in the form of royalties and taxes totalled $13.2 million in 1998 and $12.4 million in 1997, and are included in cost of goods sold.

 INTEREST EXPENSE

     For 1998, interest expense was $67.6 million compared to $81.4 million in 1997, a decrease of $13.8 million or 17 percent, due to a reduction of the weighted average long-term debt outstanding from $1.1 billion in 1997 to $968.9 million in 1998. The weighted average interest rate on the long-term debt outstanding was 6.4 percent (1997 - 6.1 percent).

                                   FINANCIALS



INCOME TAXES

     Income taxes for the year were $117.5 million, compared to $69.1 million in 1997, an increase of $48.4 million. The increase reflects the impact of utilization of non-capital loss carryforwards. Provincial taxes and royalties are non-deductible for federal income tax purposes.

     PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense and earned depletion allowance, such taxes have not yet become payable. However, PCS is subject to the Large Corporations Tax. In addition, PCS records a deferred tax provision at the effective rate of 35 percent. The Company expects to begin paying Canadian income taxes in 1999.

     The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular federal cash income tax. However, they are subject to the Alternative Minimum Tax, which may be carried forward indefinitely as a credit to be applied against future regular income tax liabilities.

     The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes.

     The effective consolidated tax rate for 1998 was 31 percent (1997 - 19 percent) of income before income taxes, of which 5 percentage points (1997 - 13 percentage points) represented cash income taxes and 26 percentage points (1997
- 6 percentage points) represented deferred income taxes. The reduction in the cash component of the provision was largely due to a reduction in the amount of US withholding taxes on certain payments received from the Company's US subsidiaries.


                                1997 VERSUS 1996

     With the exception of purchased product, nitrogen data for 1997 is only for the period subsequent to the acquisition of Arcadian on March 6, 1997. Phosphate data for 1997 includes phosphate produced by the acquired Geismar operation.


OVERVIEW

($000'S)                                                   1997           1996  INCREASE (DECREASE)          % CHANGE
Net Sales
North American                                    $   1,665,140     $  847,756             $817,384                96
Offshore                                                660,789        556,112              104,677                19
                                                  $   2,325,929     $1,403,868             $922,061                66
Gross Margin                                      $     585,171     $  383,974             $201,197                52
Operating Income                                  $     447,640     $  299,492             $148,148                49
Net Income                                        $     297,138     $  209,036             $ 88,102                42
Earnings per Share (dollars)                      $        5.68     $     4.59               $ 1.09                24



     The $922.0 million increase in net sales revenue was comprised of: potash $101.0 million, phosphate $61.6 million and nitrogen $759.4 million (the additional nitrogen net sales revenue was primarily due to the acquisition of Arcadian).

     For 1997, North American net sales revenue represented 72 percent (1996 - 60 percent) of total net sales revenue, whereas offshore sales represented 28 percent of total net sales revenue (1996 - 40 percent). The change in the relative weighting of net sales revenue was principally due to the fact that 92 percent of nitrogen net sales revenue was earned in North America.

     Gross margin for potash products was $257.6 million (an increase of $67.0 million); gross margin for phosphate products was $194.4 million (an increase of $3.1 million); and gross margin for nitrogen products was $133.2 million (an increase of $131.1 million which was primarily due to the acquisition of Arcadian).

     The increase in net income of $88.1 million when comparing 1997 with 1996 was attributable to: a $67.0 million increase in potash gross margin and a $131.1 million gross margin contributed by nitrogen. This increase in gross margin was offset by: $31.6 million of nitrogen selling and administrative expense (including amortization of goodwill), a $30.1 million increase in provincial mining and other taxes, a $34.7 million increase in interest expense relating to the acquisition of the nitrogen operations, and a $25.4 million increase in the provision for income taxes.

POTASH REVENUE

                          1997 SALES            1996 SALES             $000's               TONNES (000's)
                                   TONNES               TONNES    INCREASE       %        INCREASE       %
                        $000's    (000's)    $000's    (000's)   (DECREASE)    CHANGE     (DECREASE)   CHANGE
North American         $210,240    3,017    $157,645    2,589    $ 52,595        33          428         16
Offshore                293,927    3,623     245,551    3,023      48,376        20          600         20
                       --------------------------------------------------------------------------------------
                       $504,167    6,640    $403,196    5,612    $100,971        25        1,028         18
                       ======================================================================================

     Gross margin for potash products was $257.6 million (1996 - $190.6 million) or 44 percent of consolidated gross margin.

     Potash prices in the offshore market decreased early in the year but had recovered to 1996 levels by the end of the third quarter, resulting in flat prices on a year-over-year basis. Price increases of 14 percent were realized in the domestic market. Comparisons are affected by sales to another producer during 1996.

     North American net sales revenue from potash operations represented 42 percent (1996 - 39 percent) of the potash net sales revenue of the Company. The closure of Potacan's mine due to flooding and the announced closure of another competitor's mine in New Mexico tightened supply, which influenced successive domestic price increases in September and November. The increase in North American potash prices and an increase in North American sales volumes resulted in a $52.6 million increase in North American potash net sales revenue over 1996. In the North American market, the 3.017 million tonnes sales volumes for 1997 were sourced as follows: 2.813 million tonnes (1996 - 2.438 million tonnes) came from Saskatchewan, 0.122 million tonnes (1996 - 0.079 million tonnes) from New Brunswick and 0.082 million tonnes (1996 - 0.072 million tonnes) from Utah.

     Offshore net sales revenue from potash operations represented 58 percent (1996 - 61 percent) of potash net sales revenue of the Company. Strong offshore volumes contributed to higher prices during the year. In December, Canpotex signed a new contract with China at higher prices. The increase in offshore sales volumes resulted in a $48.4 million increase in offshore potash net sales revenue. In the offshore market, 2.960 million tonnes were sold through Canpotex and the remaining 0.663 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets by PCS Sales.

PHOSPHATE REVENUE

                          1997 SALES            1996 SALES             $000's               TONNES (000's)
                                   TONNES               TONNES    INCREASE       %        INCREASE       %
                        $000's    (000's)    $000's    (000's)   (DECREASE)    CHANGE     (DECREASE)   CHANGE
Liquids                $309,063    1,493    $239,716    1,240    $ 69,347        29           253        20
Solids                  362,625    1,924     379,326    1,880     (16,701)       (4)           44         2
Feed supplements        191,016      752     186,145      778       4,871         3           (26)       (3)
Industrial products      89,588      235      80,662      216       8,926        11            19         9
Phosphate rock            1,317       30       6,115      191      (4,798)      (78)         (161)      (84)
                       --------------------------------------------------------------------------------------
                       $953,609    4,434    $891,964    4,305     $61,645         7           129         3
                       ======================================================================================
North American         $656,884    2,769    $581,403    2,483     $75,481        13           286        12
Offshore                296,725    1,665     310,561    1,822     (13,836)       (4)         (157)       (9)
                       --------------------------------------------------------------------------------------
                       $953,609    4,434    $891,964    4,305     $61,645         7           129         3
                       ======================================================================================

     The acquired Geismar operation increased P2O5 production, liquid sales and industrial sales.

     Gross margin for phosphate was $194.4 million (1996 - $191.3 million) or 33 percent of consolidated gross margin.

     For 1997, North American phosphate net sales revenue accounted for 69 percent (1996 - 65 percent) of total phosphate net sales revenue. In 1997, 61 percent (1996 - 57 percent) of the Company's North American phosphate net sales revenue was earned from liquid and solid phosphate products, which represented 68 percent (1996 - 63 percent) of its North American phosphate sales volumes. Offshore sales accounted for 31 percent (1996 - 35 percent) of total phosphate net sales revenue for 1997 and 38 percent (1996 - 42 percent) of volumes. In 1997, 92 percent (1996 - 92 percent) of the Company's offshore phosphate net sales revenue was earned from liquid and solid phosphate products, which represented 93 percent (1996 - 85 percent) of its offshore phosphate sales volumes.

     Solid phosphates (substantially all DAP) accounted for 38 percent (1996 - 43 percent) of the total phosphate net sales revenue. Compared to 1996, the Company received higher prices for most of its phosphate products (with the exception of DAP). Liquid phosphate prices increased by 5 percent and sales volumes increased by 20 percent, resulting in additional net sales revenue of $69.3 million. Solid phosphate prices declined 7 percent as compared to 1996. However, this was partially offset by an increase in volumes of 2 percent, resulting in a reduction in net sales revenue of $16.7 million.

                                   FINANCIALS



     North American net sales revenue was 92 percent of total feed supplements and industrial products in 1997 (1996 - 93 percent). Feed supplement prices increased 6 percent and volumes decreased 3 percent as compared to 1996. This resulted in additional net sales revenue of $4.9 million. Industrial product prices increased by 2 percent while sales volumes increased by 9 percent. The result was additional net sales revenue of $8.9 million. Gross margin provided by feed and industrial products increased by 19 percent over the previous year.

NITROGEN REVENUE

                                                                        1997 SALES                          1996 SALES
                                                         $000'S     TONNES (000'S)         $000'S       TONNES (000'S)
Ammonia                                                $183,840              1,061      $       -                    -
Urea                                                    203,092              1,226              -                    -
Nitrogen solutions                                      161,149              1,719              -                    -
Other nitrogen products                                 118,472                894              -                    -
                                                       ---------------------------------------------------------------
                                                        666,553              4,900              -                    -
Purchased products                                      201,600              1,138        108,708                  535
                                                       ---------------------------------------------------------------
                                                       $868,153              6,038       $108,708                  535
                                                       ---------------------------------------------------------------
North American                                         $798,016              5,544       $108,708                  535
Offshore                                                 70,137                494              -                    -
                                                       ---------------------------------------------------------------
                                                       $868,153              6,038       $108,708                  535
                                                       ---------------------------------------------------------------

     Arcadian was acquired in March 1997. North American net sales revenue accounted for 92 percent of the total nitrogen net sales revenue. Gross margin for nitrogen products was $133.2 million or 23 percent of consolidated gross margin.

     Limited imports of urea into China resulted in pricing pressures throughout the world. Ammonia prices have declined since the acquisition, but results were supported by the Company's strategic plant locations in North America and its favorable gas contracts in Trinidad.

COST OF GOODS SOLD

                                                              1997        1996  INCREASE (DECREASE)          % CHANGE
Potash production (KCl) tonnage (000's)                      6,483       5,782                  701                12
Phosphate production (P2O5) tonnage (000's)                  2,282       2,096                  186                 9
Nitrogen production (N) tonnage (000's)                      2,349           -                2,349


     Potash unit cost of sales decreased marginally in 1997 compared to 1996, due primarily to higher production volumes and fewer shutdown weeks.

     Overall, phosphate unit cost of sales increased by 5 percent. This consisted of increases of 8 percent and 5 percent in the unit cost of sales of liquid phosphates and industrial products, respectively, partially offset by a decrease of 2 percent for feed supplements. These increased costs were primarily caused by increased rock costs as a result of excessive moisture in the overburden at Aurora. The unit cost of sales of solid phosphates remained unchanged during 1997. The input cost of sulphur increased and ammonia decreased as compared to 1996.

     PCS Nitrogen, through its natural gas hedging program and favorable gas contracts in Trinidad, kept its per unit natural gas cost relatively flat on a year-over-year basis.

     Depreciation and amortization expense for 1997 was $170.0 million compared to $90.1 million in 1996, an increase of $79.9 million or 89 percent. The increase was largely attributable to $69.0 million additional depreciation and amortization from the acquired nitrogen operations.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses for 1997 were $99.7 million as compared to $60.1 million in 1996, an increase of $39.6 million. The increase was primarily attributable to the acquisition of Arcadian ($31.6 million including amortization of goodwill of $12.2 million) and to general increases in supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial Crown royalty, which is accounted for in cost of goods sold.

     For 1997, provincial mining and other taxes were $70.3 million as compared to $40.2 million in 1996, an increase of $30.1 million. Potash production tax was $53.5 million compared to $27.5 million in 1996, an increase of $26.0 million. The increased sales volumes in 1997 over 1996 have served, in part, to increase these taxes. In addition, increased prices for potash and the resulting increased profit per tonne, combined with the full utilization of certain provincial resource tax deductions carried forward from prior years, resulted in most Saskatchewan mines reaching the top marginal profits tax rate of 50 percent in 1997.

    Saskatchewan corporate capital tax was $16.8 million in 1997 compared to $12.7 million in 1996, an increase of $4.1 million. Various other payments to the Province in the form of royalties and taxes totalled $12.4 million in 1997 and $10.2 million in 1996, and are reflected in cost of goods sold.

INTEREST EXPENSE

    For 1997, interest expense was $81.4 million as compared to $46.8 million in 1996. The weighted average long-term debt outstanding in 1997 was $1.1 billion (1996 - $0.7 billion). The increase was due to the financing of the Arcadian acquisition. The weighted average interest rate on the long-term debt outstanding increased to 6.1 percent in 1997 from 5.8 percent in 1996. The increase was primarily due to the higher interest rate on the ten-year notes issued in June 1997.

INCOME TAXES

    Income taxes for the year were $69.1 million, compared to $43.7 million in 1996, an increase of $25.4 million. The increase reflects higher taxable earnings relating to the Company's phosphate operations and taxes relating to the acquired nitrogen operations.

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

     The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income tax. However, they are subject to the Alternative Minimum Tax, which may be carried forward indefinitely as a credit to be applied against future regular income tax liabilities. In addition, the Company is subject to United States withholding taxes on certain payments received from its US subsidiaries.

     The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes.

     The effective consolidated tax rate for 1997 was 19 percent (1996 - 17 percent) of income before income taxes of which 13 percentage points (1996 - 8 percentage points) represented cash income taxes and 6 percentage points (1996 - 9 percentage points) represented deferred income taxes.

                  ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

     The following table summarizes certain of the Company's financial ratios as calculated from the consolidated financial statements:

YEAR ENDED DECEMBER 31
                                                             1998         1997  INCREASE (DECREASE)           % CHANGE
Quick Ratio                                                   .83          .79                  .04                  5
Current Ratio                                                1.74         1.62                  .12                  7
Shareholders' Equity to Total Assets                          .54          .50                  .04                  8
Return on Shareholders' Equity                                11%          13%                 (2%)               (15)
Book Value per Share                                       $45.24       $41.34                $3.90                  9
Asset Turnover                                                51%          53%                 (2%)                (4)
Return on Investment                                           9%          14%                 (5%)               (36)
Long-term Debt to Equity                                    .38:1        .51:1                (.13)               (25)


     Cash provided by operating activities for 1998 was $578.0 million (1997 - $467.8 million). The increase of $110.2 million was primarily due to increases in non-cash expenses charged against operating income (primarily depreciation and amortization and deferred income taxes) and positive cash flow from operating working capital.

     Cash used in investing activities was $243.3 million (1997 - $1,215.4 million). Included in the 1997 amount is $1,048.3 million that relates to the acquisition of shares of Arcadian. The 1998 amount includes the purchase of 9 percent of Israel Chemicals Ltd. in the amount of $92.2 million and the purchase of rail

                                   FINANCIALS



cars under a sale/leaseback transaction in the amount of $19.4 million. Proceeds from disposal of property, plant and equipment include sale proceeds of $27.9 million related to the sale/leaseback transaction.

     Cash used in financing activities was $275.5 million, primarily to repay long-term debt and to pay dividends. In 1997, financing activities were a source of $762.7 million of cash, primarily due to borrowings to finance the purchase of Arcadian. The Company paid dividends of $51.7 million in 1998 (1997 - $55.3 million). The reduction in dividends paid was due solely to the change in the exchange rate of the Canadian dollar as compared to the US dollar rather than a change in dividend policy.

     The Company's capital expenditures were $190.2 million in 1998 and are expected to be approximately $135.0 million in 1999.

     The Company has a syndicated credit facility which provides for unsecured advances of up to $925.0 million of which $488.0 million was outstanding at December 31, 1998. In addition, the Company has short-term lines of credit for up to $290.0 million in borrowings, of which $72.1 million was outstanding at December 31, 1998 and $40.4 million was utilized for letters of credit. The Company may also issue up to an additional $600.0 million in unsecured debt securities under its existing shelf registration statement.

    The Company believes that internally generated cash flow, as supplemented by borrowing from existing financing sources, will be sufficient to meet the Company's anticipated capital expenditure and other cash requirements, exclusive of any possible acquisitions, in 1999.

                  RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

    The Company's nitrogen operations are significantly affected by the price of natural gas. The Company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold. Changes in the market value of open hedging transactions are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases.

    A sensitivity analysis has been prepared to estimate the Company's market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 1998, the Company's estimated derivative commodity instruments market risk exposure was $34.7 million (1997 - $22.5 million). Actual results may differ from the estimate. Changes in the fair value of such derivative instruments, with maturities in 1999 through 2003, will generally relate to changes in the spot price of anticipated natural gas purchases.

    The Company also enters into forward foreign exchange contracts for the sole purpose of limiting its exposure to exchange rate fluctuations relating to certain trade accounts. Gains or losses resulting from foreign exchange contracts are recognized at the time that the contracts are entered into and are included in Other Income.


                                  ENVIRONMENTAL

    The Company is subject to various environmental laws and regulations throughout the United States, Canada and Trinidad. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in the environmental area in 1998 totalled $14.0 million (1997 - $15.4 million; 1996 - $8.9 million) while $83.4 million (1997 - $66.9 million; 1996 - $63.0 million) was incurred as environmental operating expense. Expenditures in 1999 are expected to be of a similar magnitude for existing operations.

                                    YEAR 2000

    The year 2000 poses a risk that computer systems, or devices containing microchips, will generate erroneous results if the year 2000 is stored as 00. The Year 2000 problem, if not remedied, could result in a system failure or miscalculations causing what are expected to be temporary disruptions of operations, including, among other things, an inability to process transactions, send invoices or engage in similar normal business activities. The Company defines Year 2000 compliance as computer systems or devices which will function accurately before, on, and after January 1, 2000 without business or operational interruptions, or repercussions, due to any date-related functions.

     The Company has a Year 2000 committee composed of executive and senior management to oversee and direct efforts to identify and resolve Year 2000 issues. The Company anticipated Year 2000 requirements for its corporate, potash and sales administrative systems in the early 1990s by implementing four-digit century standards. Testing to confirm compliance is complete in these areas. Based on testing and investigations to date, the Company believes that these systems will not give rise to material Year 2000 problems. Phosphate and nitrogen subsidiaries are conducting routine compliant upgrades of their packaged administrative systems. The last such upgrade is expected to be completed by mid-1999.

     The majority of the Company's production locations' operational systems are scheduled for compliance in the first quarter of 1999. Compliance for the remaining plants is scheduled for completion during routine maintenance shutdowns during 1999.

     The Company has formally communicated with critical customers, suppliers and other external parties to determine the extent to which the Company may be vulnerable to such parties' failure to resolve their Year 2000 issues. Written assurances received to date have not identified any matters which are expected to materially affect the Company. However, the effect, if any, on the Company's results of operations or financial condition from the failure of these entities to be Year 2000 ready is uncertain.

     The Company is primarily utilizing internal resources to identify, upgrade and test its systems for Year 2000 compliance. This has not deferred any other material projects. The Company anticipates that these efforts will be completed by mid-1999 and that the total estimated costs will approximate $2.0 million. To date, $0.8 million has been expended. These costs have been and are expected to continue to be financed from internally generated cash flows.

     At this time, the Company believes its most reasonably likely worst case scenario is that there may be temporary disruptions of power to certain of its plants and/or that there may be temporary disruptions of certain transportation services. In either case, the Company does not believe that these disruptions would have a material adverse effect on its results of operations or financial condition. This is principally due to the fact that inventory levels would be building in anticipation of the spring fertilizer season; fertilizer sales are seasonally low at the beginning of the year and the disruptions, if any, would be expected to be temporary.

     The Company has not identified the need for formal contingency plans at this time but continues to monitor third parties and evaluate the circumstances in which such plans may be appropriate.

                                     OUTLOOK

     The rising world population and the demand for more food and better diets, with meat as a protein source, will continue to drive consumption of fertilizers over the long term. Over the short term, increased fertilizer usage will be required to replenish world grain stocks which remain low. Governments around the world are placing priority on fertilizer purchases to increase food production. While the consumption trend line is expected to continue to climb over the long term, there will be, at times, fluctuations in demand.

     North American fertilizer demand is generally considered mature but is expected to fluctuate from year to year, as a function of acres planted and application rates per acre which are influenced by crop prices and weather. US farmers are projected to continue to commit more than 150 million acres to corn and soybeans in 1999. These crops are among the largest users of fertilizers. In addition, US net cash farm income for 1998 is expected to be the second highest on record as the result of cash received under a US government program. With large projected acreages for corn and soybeans, it is expected that demand for fertilizer will remain strong.

     The Company sells a significant amount of potash and phosphate in the offshore markets. To date, the currency devaluations and financial difficulties in Asian countries have not significantly affected these sales. These countries purchase fertilizer to grow cash crops for export and to grow food for internal use. However, the persistence of the currency devaluations and financial difficulties could affect the growth trend.

     The Company also sells product in the non-fertilizer markets which are affected by domestic economic growth. The outlook for domestic economic growth should translate into increased demand for these upgraded products.



[CHART] In the US market, which is considered mature, nitrogen consumption has been increasing more than potash and phosphate. All are affected by the acreage planted.

                                   FINANCIALS



     The effect of such anticipated increase in demand for fertilizer and non-fertilizer products will be offset to the degree that additional capacity comes on stream.

     Domestic potash sales volumes are expected to grow in 1999 while offshore sales volumes are expected to increase marginally. Canpotex recently sold a shipment to India -- its first there in six years. In India, subsidies remain an important factor and buyers have been purchasing product based on expectations that subsidies will continue. In China, the fertilizer quotas have been established for 1999. In January 1999, Canpotex reached agreement with China for new shipments at a higher price. Proposed increases in the Company's prices in the domestic market will be fully tested during the spring season.

     PCS continues to operate its potash mines by matching production to sales demand. Shutdowns for inventory correction will influence potash production costs on a quarter-over-quarter comparative basis. It is expected that the number of such shutdowns will exceed the 33 weeks of shutdowns incurred in 1998. Natural gas costs are increasing in Western Canada. The combination of higher gas costs and increased shutdown weeks is expected to increase production costs somewhat.

     The severe decrease of ammonia prices is expected to favorably affect phosphate processing input costs on a year-over-year basis. PCS can use up to one-quarter of the ammonia it produces and sells as ammonia at its own phosphate plants. However, it is expected that there will be increases in the cost of sulphur and higher rock costs at Aurora due to difficult conditions in the ore body currently being mined. These conditions are expected to intensify in early 1999 and continue for approximately two years until mining reaches an area anticipated to have more advantageous ore conditions.

     In the near term, prices for liquid and solid phosphates are expected to remain steady as supply and demand are in reasonably good balance. However, 1999 sales volumes may be down somewhat from 1998 due to the difficult rock conditions affecting 1999 P2O5 production volumes. Increased competition in industrial products and feed supplements will likely affect prices for these products.

     Market prices for nitrogen products are expected to continue under pressure. 1999 gross margin is expected to be lower than in 1998. The urea market is influenced by China which, early in 1997, stopped importing urea, thereby having a negative effect on prices. Chinese buyers remain inactive and there are no indications as to when they will return to the market.

     The Company manages its natural gas costs through a combination of fixed price contracts, hedges and the Trinidad gas contracts. As the most flexible producer, PCS will continue to allocate its nitrogen and phosphate feed stock to production of the products with the best margins.

     Capital expenditures in 1999 are expected to be approximately $135.0 million.

     The effective consolidated income tax rate on income before taxes is expected to increase slightly.

     The narrative included under this Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared on a nutrient basis (the phosphate products produced at Geismar are included with phosphate data rather than nitrogen) rather than a subsidiary or business segment basis and with reference to the consolidated financial statements reported under accounting principles generally accepted in Canada.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report and this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those in the "Outlook" section, relating to the period after December 31, 1998, are forward-looking statements subject to significant uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, fluctuation in supply and demand in fertilizer, sulphur and petrochemical markets; changes in competitive pressures including pricing pressures; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; imprecision in reserve estimates; the outcome of legal proceedings; and changes in government policy. The Company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another.



[CHART] Peaks and dips are to be expected, but the trend line for fertilizer use is rising.

                             SELECTED TEN-YEAR DATA
                       (FOR THE YEARS ENDED DECEMBER 31)


FINANCIAL DATA (US$ Millions)              1998  1997(5)    1996    1995(4)  1994(1) 1993(3)    1992     1991     1990 1989(2)


Net Sales                               2,307.8  2,325.9 1,403.9      856.1    363.1   212.2   214.1    206.8    189.9   221.6
Operating Income                          446.1    447.6   299.5      224.2     98.5    56.9    50.6     39.1     34.6    68.4
Net Income                                261.0    297.1   209.0      159.5     91.2    44.7    39.8     31.3     17.3    57.7
Net Income per Share (Actual Dollars)      4.82     5.68    4.59       3.68     2.12    1.13    1.03     0.81     0.47    1.65
Dividends per Share (Actual Dollars)       0.96     1.03    1.06       1.06     0.77    0.53    0.51     0.51     0.51    0.13
Cash Provided by Operating Activities     578.0    467.8   296.2      233.5    150.7    49.8    57.4     53.8     66.1    72.4
Working Capital                           329.2    281.7   278.8      136.1    103.3    37.0    70.9     47.4     25.7    16.4
Total Assets                            4,534.3  4,427.6 2,494.4    2,581.8  1,027.8 1,036.4   915.0    898.8    914.8   915.5
Total Long-Term Debt                      933.3  1,130.0   620.0      714.5      2.0    20.1    48.9     54.4     62.6    67.8
Shareholders' Equity                    2,453.8  2,227.9 1,405.5    1,241.9    964.3   903.7   809.5    788.9    777.3   745.2
------------------------------------------------------------------------------------------------------------------------------

OPERATING DATA (Thousands)
EMPLOYEES AT YEAR-END (Actual Numbers)    5,744    5,751   4,490      4,579    1,781   1,818   1,415    1,227    1,242   1,256
------------------------------------------------------------------------------------------------------------------------------
POTASH PRODUCTION (KCl) Tonnage           6,995    6,483   5,782      6,071    5,298   3,902   3,850    4,030    3,464   4,257
------------------------------------------------------------------------------------------------------------------------------
PHOSPHATE PRODUCTION (P2O5) Tonnage       2,363    2,282   2,096      1,008        -       -       -        -        -       -
------------------------------------------------------------------------------------------------------------------------------
NITROGEN PRODUCTION (N) Tonnage           3,121    2,349       -          -        -       -       -        -        -       -
------------------------------------------------------------------------------------------------------------------------------
POTASH SALES - KCl Tonnes                 6,283    6,640   5,612      5,848    5,569   3,795   3,737    3,909    3,725   4,018
------------------------------------------------------------------------------------------------------------------------------
PHOSPHATE SALES - Product Tonnes          4,627    4,434   4,305      2,206        -       -       -        -        -       -
------------------------------------------------------------------------------------------------------------------------------
NITROGEN SALES - Product Tonnes           6,679    6,038     535        115        -       -       -        -        -       -
------------------------------------------------------------------------------------------------------------------------------


NET SALES (US$ Millions)
POTASH                                    545.5    504.2   403.2      421.0    363.1   212.2   214.1    206.8    189.9   221.6
PHOSPHATE                               1,011.0    953.6   892.0      412.1        -       -       -        -        -       -
NITROGEN                                  751.3    868.1   108.7       23.0        -       -       -        -        -       -
------------------------------------------------------------------------------------------------------------------------------
TOTAL NET SALES                         2,307.8  2,325.9 1,403.9      856.1    363.1   212.2   214.1    206.8    189.9   221.6
------------------------------------------------------------------------------------------------------------------------------


(1) The financial statements of the Company for 1994 and prior years have been restated to US dollars in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 = CDN$1.4028.

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

(5) Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.



QUARTERLY RESULTS (Thousands)                 98 Q1     98 Q2    98 Q3    98 Q4    97 Q1   97 Q2     97 Q3    97 Q4
Potash Production - KCl Tonnes                1,996     2,046    1,259    1,694    1,653   1,687     1,297    1,846
Phosphate Production - P2O5 Tonnes              561       604      585      613      521     600       599      562
Nitrogen Production - N Tonnes                  759       777      781      804      240     724       722      663
Net Sales ($)                               583,812   660,442  521,368  542,141  464,834 676,648   573,773  610,674
Operating Income ($)                        109,790   146,909   95,575   93,782   90,513 154,714   108,851   93,562
Net Income ($)                               63,009    89,117   54,704   54,173   56,365  96,980    71,418   72,375
Net Income per Share (Actual Dollars) ($)      1.17      1.64     1.01     1.00     1.18    1.81      1.33     1.35
-------------------------------------------------------------------------------------------------------------------


The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in some respects from those applicable in the United States (see Note 27 to the Company's consolidated financial statements).

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

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying consolidated financial statements and related financial information are the responsibility of PCS management and have been prepared in accordance with generally accepted accounting principles and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

     To meet management's responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the Company's accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

     Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 1998 is included.

     The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors -- both jointly and separately -- to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the audit committee prior to release to shareholders.

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.


       [signature]                       [signature]
       C. E. CHILDERS                    B. E. HUMPHREYS
       Chairman and                      Senior Vice President
       Chief Executive Officer           Finance and Treasurer
       February 10, 1999



                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 1998 and 1997 and the consolidated statements of income and retained earnings and of cash flow for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997, and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 1998 in accordance with accounting principles generally accepted in Canada.

     Saskatoon, Saskatchewan               [signature]
     February 10, 1999                     DELOITTE & TOUCHE LLP
                                           Chartered Accountants

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                AS AT DECEMBER 31


                                                                                  (in thousands of US dollars)

                                                                                     1998                 1997
ASSETS
Current Assets
  Cash and cash equivalents                                                    $   67,971           $    8,756
  Accounts receivable (Note 5)                                                    302,974              351,154
  Inventories (Note 6)                                                            364,397              353,425
  Prepaid expenses                                                                 38,839               21,131
                                                                               -------------------------------
                                                                                  774,181              734,466
Property, plant and equipment (Note 7)                                          3,003,443            2,995,625
Goodwill (Note 8)                                                                 559,621              574,296
Other assets (Note 9)                                                             197,012              123,205
                                                                               -------------------------------
                                                                               $4,534,257           $4,427,592
                                                                               -------------------------------


LIABILITIES
Current Liabilities
  Short-term debt (Note 10)                                                    $   94,940           $  101,928
  Accounts payable and accrued charges (Note 11)                                  349,684              348,103
  Current portion of long-term debt (Note 12)                                         386                2,740
                                                                               -------------------------------
                                                                                  445,010              452,771
Long-term debt (Note 12)                                                          933,294            1,129,964
Deferred income tax liability (Note 20)                                           417,853              338,431
Accrued post-retirement/post-employment benefits (Note 14)                        131,179              123,418
Accrued reclamation costs (Note 15)                                               129,399              139,105
Other non-current liabilities and deferred credits                                 23,761               16,012
                                                                               -------------------------------
                                                                                2,080,496            2,199,701
                                                                               -------------------------------


CONTINGENCIES (NOTE 23)

SHAREHOLDERS' EQUITY
Share Capital (Note 16)                                                         1,227,599            1,211,049
Unlimited authorization of common shares without par value;
issued and outstanding 54,243,795 and 53,896,186 shares
in 1998 and 1997, respectively
Unlimited authorization of first preferred shares;
none outstanding
Contributed Surplus                                                               336,486              336,486
Retained Earnings                                                                 889,676              680,356
                                                                               -------------------------------
                                                                                2,453,761            2,227,891
                                                                               -------------------------------
                                                                               $4,534,257           $4,427,592
                                                                               -------------------------------

              (See Notes to the Consolidated Financial Statements)


                             Approved by the Board,


                  [signature]                      [signature]
                   Director                         Director

             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         FOR THE YEARS ENDED DECEMBER 31

                                                                       (in thousands of US dollars)

                                                                 1998                1997                 1996
Net sales (Note 17)                                        $2,307,763          $2,325,929           $1,403,868
Cost of goods sold                                          1,698,416           1,740,758            1,019,894
                                                           ---------------------------------------------------
GROSS MARGIN                                                  609,347             585,171              383,974
                                                           ---------------------------------------------------

Selling and administrative                                    116,012              99,663               60,142
Provincial mining and other taxes (Note 18)                    80,088              70,312               40,197
Other income                                                  (32,809)            (32,444)             (15,857)
                                                           ---------------------------------------------------
                                                              163,291             137,531               84,482
                                                           ---------------------------------------------------

OPERATING INCOME                                              446,056             447,640              299,492


INTEREST EXPENSE (NOTE 19)                                     67,574              81,439               46,761
                                                           ---------------------------------------------------

INCOME BEFORE INCOME TAXES                                    378,482             366,201              252,731


INCOME TAXES (NOTE 20)                                        117,479              69,063               43,695
                                                           ---------------------------------------------------

NET INCOME                                                    261,003             297,138              209,036


RETAINED EARNINGS, BEGINNING OF YEAR                          680,356             438,526              277,689


DIVIDENDS                                                     (51,683)            (55,308)             (48,199)
                                                           ---------------------------------------------------

RETAINED EARNINGS, END OF YEAR                             $  889,676          $  680,356           $  438,526
                                                           ---------------------------------------------------

NET INCOME PER SHARE (NOTE 21)                                  $4.82               $5.68                $4.59
                                                           ---------------------------------------------------

DIVIDENDS PER SHARE                                             $0.96               $1.03                $1.06
                                                           ---------------------------------------------------


              (See Notes to the Consolidated Financial Statements)

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                        FOR THE YEARS ENDED DECEMBER 31

                                                                  (in thousands of US dollars)

                                                                 1998             1997          1996
OPERATING ACTIVITIES
 Net income                                               $  261,003       $   297,138   $   209,036
 Items not affecting cash
 Depreciation and amortization                               190,880           170,002        90,125
 (Gain) loss on disposal of property,
  plant and equipment                                            (99)          (4,739)         2,152
 Provision for deferred income tax                            97,203            34,491        23,737
 Provision for post-retirement/
 post-employment benefits                                      6,848             6,166         5,890
                                                          ------------------------------------------
                                                             555,835           503,058       330,940
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
 Accounts receivable                                          48,751            23,470       (7,400)
 Inventories                                                 (7,859)            19,873         2,493
 Prepaid expenses                                           (16,603)             3,736       (1,393)
 Accounts payable and accrued charges                        (2,477)          (68,623)      (19,214)
Accrued reclamation costs                                    (7,436)           (7,407)       (5,021)
Other non-current liabilities and deferred credits             7,749           (6,286)       (4,219)
                                                          ------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                        577,960           467,821       296,186
                                                          ------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                 (190,155)         (160,337)      (58,939)
Acquisition of Arcadian Corporation                                -       (1,048,263)             -
Proceeds from disposal of property,
plant and equipment                                           31,926            15,276        22,716
Additions to other assets                                   (85,066)          (22,091)       (2,819)
                                                          ------------------------------------------
CASH USED IN INVESTING ACTIVITIES                          (243,295)       (1,215,415)      (39,042)
                                                          ------------------------------------------
CASH (DEFICIENCY) BEFORE FINANCING ACTIVITIES                334,665         (747,594)       257,144
                                                          ------------------------------------------
FINANCING ACTIVITIES
Proceeds from (repayment of) long-term obligations         (233,329)           510,021     (258,556)
Proceeds from (repayment of) short-term debt                 (6,988)           101,928             -
Repayment of Senior Notes                                          -         (374,526)             -
Dividends                                                   (51,683)          (55,308)      (48,199)
Issuance of shares                                            16,550           580,565         2,784
                                                          ------------------------------------------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES            (275,450)           762,680     (303,971)
                                                          ------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              59,215            15,086      (46,827)
CASH AND CASH EQUIVALENTS (BANK
INDEBTEDNESS), BEGINNING OF YEAR                               8,756           (6,330)        40,497
                                                          ------------------------------------------
CASH AND CASH EQUIVALENTS (BANK
INDEBTEDNESS), END OF YEAR                                $   67,971      $     8,756    $  (6,330)
                                                          ------------------------------------------
Supplemental cash flow disclosure
 Interest paid                                            $   68,419      $    84,365    $   42,901
 Income taxes paid                                        $   19,228      $    41,252    $   32,914
                                                          -----------------------------------------


              (See Notes to the Consolidated Financial Statements)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



 1.  DESCRIPTION OF BUSINESS

     Potash Corporation of Saskatchewan Inc. ("PCS") and its operating subsidiaries (the "Company" except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The Company's potash producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan, one mine and two mills located in the Province of New Brunswick and one mine and mill in the State of Utah. The Company's phosphate producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in six states, two industrial phosphoric acid plants owned in a joint venture carrying on business as Albright & Wilson Company, a mine and processing plant complexes in the State of Florida and a processing plant complex in the State of Louisiana. The Company's nitrogen producing assets include six domestic plants located in the states of Georgia, Iowa, Louisiana, Nebraska, Ohio and Tennessee and large-scale operations in Trinidad. The Company owns or leases in excess of 130 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,000 rail cars.

     The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited ("Canpotex"). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PCS, execute marketing and sales for the Company's potash, phosphate and nitrogen products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the Company's New Brunswick potash. PCS Sales (USA), Inc. executes offshore marketing and sales for the Company's nitrogen products. Phosphate Chemicals Export Association, Inc. ("PhosChem"), an unrelated phosphate export association established under United States law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

 2.  SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF PRESENTATION

         The Company's accounting policies are in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These policies are consistent with accounting principles generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 27. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

 PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of PCS and its operating subsidiaries:
     o PCS Sales (Canada) Inc.
       - PCS Sales (Iowa), Inc.
       - PCS Sales (Indiana), Inc.
       - Potash Corporation of Saskatchewan (Florida) Inc.
     o PCS Sales (USA), Inc.
     o Potash Corporation of Saskatchewan Transport Limited
     o PCS Phosphate Company, Inc.
       - Albright & Wilson Company (proportionately consolidated)
     o White Springs Agricultural Chemicals, Inc. ("White Springs")
     o PCS Nitrogen, Inc.
       - PCS Nitrogen Fertilizer, L.P.
       - PCS Nitrogen Ohio, L.P.
       - PCS Nitrogen Limited
       - PCS Nitrogen Fertilizer Limited
       - PCS Nitrogen Trinidad Limited
     o PCS Cassidy Lake Company ("PCS Cassidy Lake")

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

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment (which includes mine development costs) are carried at cost, except for mineral properties, which are carried at the lower of cost or fair value. Costs of additions, betterments, renewals and interest during construction are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment. Impairment would be measured by comparing book value against the estimated undiscounted future cash flows and any such impairment loss would be included in the statement of income.

     Maintenance and repair expenditures which do not improve or extend productive life are expensed as incurred.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are provided for on a basis and at rates calculated to amortize the cost of the property, plant and equipment over their estimated useful lives. Depreciation and amortization rates for all mine assets (including mine development costs) and potash mills are determined using the units of production method based on estimates of proven and probable reserves. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 30 years, buildings and improvements 6 to 30 years and machinery and equipment 5 to 25 years.

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

LEASES

     Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other property, plant and equipment. Gains or losses resulting from sale-leaseback transactions are deferred and amortized in proportion to the amortization of the leased asset. Rental payments under operating leases are charged to expense as incurred.

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

ENVIRONMENTAL COSTS

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Provisions for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated.

     In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

FOREIGN EXCHANGE TRANSACTIONS

     PCS and its operating subsidiaries have the US dollar as their functional currency.

     Canadian dollar operating transactions are translated to US dollars at the average exchange rate of the previous month. Trinidadian dollar operating transactions are translated to US dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US$1.00 = CDN$1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.


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

     The Company regularly evaluates its unrecognized or deferred gains and losses on these derivatives from a net realizable value of inventory perspective and establishes appropriate provisions, if necessary.

REVENUE RECOGNITION

     Sales revenue is recognized when the product is shipped or a service is performed. Revenue is recorded based on the F.O.B. mine, plant, warehouse or terminal price. Transportation costs are recovered from the customer through sales pricing.

 3.  CHANGE IN ACCOUNTING POLICY

     The Company has adopted the provisions of section 3465 of the Canadian Institute of Chartered Accountants Handbook "Income Taxes". Under this accounting policy, deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense for the period is the tax payable for the period and the change during the period in deferred tax assets and liabilities. The effect of this change on prior period financial statements and current period results is not significant.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



4.  ACQUISITION OF POTASH COMPANY OF CANADA LIMITED

     On March 3, 1998, the Company acquired all of the outstanding shares of Potash Company of Canada Limited for $11,439. Concurrent with the closing, the name Potash Company of Canada Limited was changed to PCS Cassidy Lake Limited and this company was subsequently wound up. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of PCS Cassidy Lake have been included in the consolidated financial statements from March 4, 1998.

     Due to the cessation of mining activities at PCS Cassidy Lake prior to acquisition, no pro forma information is being presented.

5.   ACCOUNTS RECEIVABLE
                                                     1998            1997
Trade accounts - Canpotex                      $   30,738      $   43,097
               - Other                            247,956         283,485
Non-trade accounts                                 30,055          31,429
                                               --------------------------
                                                  308,749         358,011
Less allowance for doubtful accounts                5,775           6,857
                                               --------------------------
                                               $  302,974      $  351,154
                                               --------------------------

6.   INVENTORIES
                                                     1998            1997
Finished product                               $  176,908      $  162,181
Materials and supplies                            106,797         107,518
Raw materials                                      58,471          59,689
Work in process                                    22,221          24,037
                                               --------------------------
                                               $  364,397      $  353,425
                                               --------------------------


7.   PROPERTY, PLANT AND EQUIPMENT
                                                  1998
                                  ------------------------------------------
                                               ACCUMULATED
                                               DEPRECIATION AND     NET BOOK
                                      COST     AMORTIZATION         VALUE
                                 -----------   ----------------     --------
Land and improvements             $  206,230   $  23,318        $    182,912
Buildings and improvements           449,096     117,037             332,059
Machinery and equipment            3,034,648     631,476           2,403,172
Mine development costs               125,908      40,608              85,300
                                  ------------------------------------------
                                  $3,815,882   $ 812,439        $  3,003,443
                                  ------------------------------------------



                                                     1997
                                 ------------------------------------------
                                              ACCUMULATED
                                              DEPRECIATION AND      NET BOOK
                                      COST    AMORTIZATION          VALUE
                                 -----------   ----------------     --------

Land and improvements             $  196,004   $   20,697       $    175,307
Buildings and improvements           421,617      102,494            319,123
Machinery and equipment            2,914,119      501,228          2,412,891
Mine development costs               125,908       37,604             88,304
                                  ------------------------------------------
                                  $3,657,648   $  662,023       $  2,995,625
                                  ------------------------------------------


     Depreciation and amortization of property, plant and equipment included in Cost of Goods Sold and in Selling and Administrative was $154,215 (1997 - $141,241; 1996 - $87,894).

8.   GOODWILL


                                                     1998              1997
Cost                                           $  586,987        $  586,987
Accumulated amortization                           27,366            12,691
                                               ----------------------------
                                               $  559,621        $  574,296
                                               ----------------------------


     Amortization of goodwill included in Selling and Administrative was $14,675 (1997 - $12,238; 1996 - $54).

9. OTHER ASSETS
                                                     1998              1997
Deferred charges - net of
accumulated amortization                         $ 41,268          $ 32,080
Prepaid pension costs                              11,169            13,143
Land held for sale                                  3,490             9,435
Investments, at equity                             23,961            28,041
Investment, at cost                                92,151                 -
Rotational plant maintenance costs
- net of accumulated amortization                  21,103            36,137
Other                                               3,870             4,369
                                                 --------------------------
                                                 $197,012          $123,205
                                                 --------------------------


Amortization of deferred charges and rotational plant maintenance costs included in Cost of Goods Sold and in Selling and Administrative was $21,990 (1997 - $16,523; 1996 - $2,177).

10. SHORT-TERM DEBT

Short-term debt was $94,940 at December 31, 1998 (1997 - $101,928). The weighted average interest rate on this debt was 6.00% (1997 - 6.17%). The Company had available lines of credit for short-term financing (net of letters of credit of $40,431) in the amount of $177,451 at December 31, 1998 (1997 - $205,000).
The lines of credit are unsecured.

11. ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                     1998              1997
Trade accounts                                   $273,031          $264,679
Accrued interest                                    6,758             3,927
Accrued payroll                                    14,429            17,561
Accrued integration                                42,702            44,534
Income taxes                                            -             3,778
Dividends                                          12,764            13,624
                                                 --------------------------
                                                 $349,684          $348,103
                                                 --------------------------


     During the year the Company paid severance, relocation and other related costs in the amount of $1,832 (1997 - $6,394) which were charged against accrued integration.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)

12.  LONG-TERM DEBT

                                                                                              1998              1997
SYNDICATED FACILITIES LED BY THE BANK OF NOVA SCOTIA                                      $488,000        $  685,000
     The Credit Facility provides for aggregate unsecured advances of $925 million at an interest rate of LIBOR plus a maximum of 0.75% (actual at December
     31, 1998 was 0.40%) or Base Rate Canada Loans, payable throughout the term of the Credit Facility. The actual weighted average interest rate at December 31,
     1998 was 5.66%. The Credit Facility is renewable every 364 days with the consent of the lenders. No principal payments are required during the revolving period.
     If the Credit Facility is not renewed, it converts to a five-year term facility repayable in twenty quarterly instalments each equal to 1% of the principal outstanding on the conversion date and a final payment of the remaining principal amount due on the fifth anniversary of the conversion date. The weighted average interest rate on this obligation was 5.97% in 1998 (1997 -
     5.96%).

INDUSTRIAL REVENUE AND POLLUTION CONTROL OBLIGATIONS                                        44,266            45,641
     Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 1999 to 2012. No sinking fund requirements prior to maturity. The Adjustable Rate Industrial
     Revenue and Pollution Control Obligations bear interest at rates ranging from
     3.41% to 4.30%. The average interest rate on these obligations was 3.67% in 1998
     (1997 - 3.92%). These loans are secured by bank letters of credit, most of which are guaranteed by the Company.

NOTES PAYABLE                                                                              400,000           400,000
     7.125% notes payable June 15, 2007. No sinking fund requirements prior to maturity. These notes were issued under a shelf registration statement covering up to $1,000,000 of debt securities. The notes are unsecured.

OBLIGATIONS UNDER CAPITAL LEASES                                                               823             1,163
OTHER                                                                                          591               900
                                                                                          --------------------------
                                                                                           933,680         1,132,704
Less current maturities                                                                        386             2,740
                                                                                          --------------------------
                                                                                          $933,294        $1,129,964
                                                                                          --------------------------

     The fair values of all long-term obligations (except the Notes Payable whose approximate fair value at December 31, 1998 was $419,000) are approximated by their face values.

     Assuming that the Credit Facility will continue to be renewed, long-term debt at December 31, 1998 will mature as follows:


1999                                                     $    386
2000                                                        8,637
2001                                                            -
2002                                                          221
2003                                                        2,637
Subsequent years                                          921,799
                                                         --------
                                                         $933,680
                                                         --------

13. COMMITMENTS

LEASE COMMITMENTS

     The Company has long-term lease agreements for buildings, port facilities, certain ammonia plants in Trinidad, equipment, ocean-going transportation vessels and rail cars (excluding mineral leases), the latest of which expires in 2017.

     The Company has lease agreements with unaffiliated entities with respect to two ammonia plants constructed in Trinidad. The minimum annual lease payments under these agreements are approximately $27,000. The initial terms of the leases (five years and seven years) are renewable for additional five-year terms subject to certain conditions. If the leases are not renewed or are otherwise terminated, the Company may be required to make residual termination payments of approximately 85% of the estimated $384,000 costs of construction. The Company has an option to purchase the plants during the terms of the leases for prices approximating their fair market values at the date of exercise.

     Future minimum lease payments under these operating leases will be approximately as follows:


1999                                                     $ 87,599
2000                                                       80,502
2001                                                       75,306
2002                                                       72,160
2003                                                       43,183
Subsequent years                                          108,452

     Rental expense for operating leases for the years ended December 31, 1998, 1997 and 1996 was $86,633, $65,252 and $29,350, respectively.

OTHER COMMITMENTS

     The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 2007 in the amount of approximately $152,816, of which approximately $77,420 relates to 1999.

     The Company has entered into an agreement for the construction of a ship to be delivered in 1999 for ocean-going transportation of raw materials and finished products in the amount of $37,000. The balance of the progress payments of $14,800 is required in 1999.

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

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



14. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS

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

UNITED STATES

     The Company has contributory and defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

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

ALL PENSION PLANS

     The components of net pension expense for the Company's pension plans, computed actuarially, were as follows:

                                          1998        1997             1996
Service cost for benefits
earned during the year                 $11,669     $ 9,827          $ 7,337
Interest cost on projected
benefit obligations                     22,019      19,566           15,351
Expected return on plan assets         (29,900)    (25,234)         (35,551)
Net amortization and deferral            1,730          31           16,875
                                       ------------------------------------
Net pension expense                    $ 5,518     $ 4,190          $ 4,012
                                       ------------------------------------


Significant actuarial assumptions used in calculating the net pension expense for the Company's funded plans were as follows:


                                          1998        1997             1996
Discount rate                            6.75%       7.50%            7.50%
Long-term rate of return
on assets                                9.00%       9.00%            9.00%
Rate of increase in
compensation levels                      5.00%       5.00%            5.00%


OTHER POST-RETIREMENT PLANS

     The Company provides certain health care and life insurance benefits for retired employees. These plans are either contributory or non-contributory and contain certain cost-sharing features such as deductibles and coinsurance. These plans are unfunded and benefits are subject to change.

     Although the Company prepares its financial statements under Canadian GAAP, it has continued to apply the treatment prescribed by SFAS No. 106 under US GAAP "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". These statements require the accrual of the cost of providing other post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee, and prescribe certain disclosure requirements.

     The components of this expense, computed actuarially, were as follows:

                                          1998         1997            1996
Service cost for benefits
earned during the year                 $ 2,903      $ 2,701          $2,233
Interest cost on projected
benefit obligations                      8,025        7,816           6,710
Net amortization and deferral                2            -             (11)
                                       ------------------------------------
Net post-retirement expense            $10,930      $10,517          $8,932
                                       ------------------------------------


     The significant actuarial assumptions used in determining post-retirement benefit expense were as follows:

                                           1998       1997            1996
Discount rate                             6.80%      7.50%           7.50%
Health care cost trend rate              10.00%*    10.80%          11.60%

*Decreasing gradually to 6.00% in 2003 and thereafter.

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest expense would have increased as follows:

                                          1998         1997           1996
Accumulated post-retirement
benefit obligation                   $   6,325      $ 4,722   $        843
Aggregate of service and
interest cost                              573          490             77


     The Company has applied Canadian GAAP to prepare its financial statements but continues to apply SFAS No. 112 under US GAAP "Employers' Accounting for Postemployment Benefits". This statement requires the Company to accrue, during periods of active employment, the expected cost of certain benefits payable to former or inactive employees. These benefits include long-term disability income payments and related medical and insurance costs.

     The effect of these costs on income before income taxes was $0, $887 and $486 for 1998, 1997 and 1996, respectively. As at December 31, 1998, the Company has a recorded liability for these costs of $1,060 (1997 - $1,873).

     All of the Company's US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $3,844 and $3,647 for 1998 and 1997, respectively.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)

14. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS (continued)


The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:
                                                                                                            POST-RETIREMENT/
                                                                                       PENSION              POST-EMPLOYMENT
                                                                                 1998         1997         1998           1997
Change in Benefit Obligations
Balance, beginning of year                                                   $306,948     $221,134    $ 119,701     $   96,511
Acquisitions                                                                      849       50,582            -         13,455
Canadian benefit obligations                                                   11,156            -            -              -
Service cost                                                                   11,669        9,827        2,903          2,701
Interest cost                                                                  22,019       19,566        8,025          7,816
Participants' contributions                                                       384          282           88             73
Actuarial gain                                                                 20,936       15,744       10,421          3,269
Amendments                                                                          -        2,842            -              -
Benefits paid                                                                 (13,859)     (13,029)      (4,812)        (4,124)
                                                                             -------------------------------------------------
Balance, end of year                                                          360,102      306,948      136,326        119,701
                                                                             -------------------------------------------------
Change in Plan Assets
Fair value, beginning of year                                                 333,020      238,531            -              -
Acquisitions                                                                        -       51,984            -              -
Canadian plan assets                                                           11,156            -            -              -
Actual return on plan assets                                                   34,130       55,685            -              -
Employer contributions                                                          4,080        2,806        4,092          4,051
Participants' contributions                                                     1,110          987          720             73
Valuation allowance                                                              (910)      (3,944)           -           (886)
Benefits paid                                                                 (13,859)     (13,029)      (4,812)        (3,238)
                                                                             -------------------------------------------------
Fair value, end of year                                                       368,727      333,020            -              -
                                                                             -------------------------------------------------
Funded Status                                                                   8,625       26,072     (136,326)      (119,701)
Unrecognized Net Gain (Loss)                                                  (11,244)     (26,526)      11,908          2,131
Unrecognized Prior Service Cost                                                 2,270        3,245            -              -
                                                                             -------------------------------------------------
Accrued Benefit Cost                                                             (349)        2,791    (124,418)      (117,570)
Less current portion                                                            2,187            -        3,630          6,378
                                                                             -------------------------------------------------
                                                                                1,838        2,791     (120,788)      (111,192)
Add SFAS 112 liability                                                              -            -       (1,060)        (1,874)
                                                                             -------------------------------------------------
Accrued Post-retirement/Post-employment Benefits Asset (Liability)           $  1,838   $    2,791    $(121,848)     $(113,066)
                                                                             -------------------------------------------------
Amounts recognized in the statements of financial position consist of:
Long-term liability                                                          $ (9,331)   $ (10,352)   $(121,848)     $(113,066)
Prepaid pension asset                                                          11,169       13,143            -              -
                                                                             -------------------------------------------------
                                                                             $  1,838   $    2,791    $(121,848)     $(113,066)
                                                                             -------------------------------------------------


The aggregate pension accumulated benefit obligations and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                                                                           POST-RETIREMENT/
                                                                                       PENSION             POST-EMPLOYMENT
                                                                                 1998         1997        1998         1997
Accumulated benefit obligations                                            $  100,213     $ 76,274   $ 121,848    $ 113,066
Fair value of plan assets                                                  $   76,698     $ 61,695           -            -

15. ENVIRONMENTAL COSTS

RECLAMATION AND RESTORATION COSTS

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 1998, the Company has accrued $29,078 (1997 - $31,953) for the Aurora, North Carolina facility, $66,412 (1997 - $66,810) for the White Springs, Florida facility, $27,377 (1997 - $27,377) for the Moab, Utah facility, $9,225 (1997 - $12,965) for various sulphur facilities and $5,038 for the Cassidy Lake facility. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1998 totalled $7,731 (1997 - $3,675). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in December 1998. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 1998, 1997 and 1996 were $71,887, $66,972 and $69,905, respectively. Of the 1998 amount, $62,958 (1997 - $51,421; 1996 -
$53,507) was charged to operations, $4,059 (1997 - $4,948; 1996 - $6,787) was capitalized and $4,870 (1997 - $10,603; 1996 - $9,611) was charged against accrued reclamation costs.

     Certain reclamation obligations are currently secured by a surety bond of approximately $13,000.

CAPPING OF BYPRODUCT GYPSUM STACKS

     In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of byproduct gypsum (gypsum stacks). The regulations implementing this legislation require companies to "cap" the gypsum stacks in order to reduce

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)


15. ENVIRONMENTAL COSTS (continued)

seepage into the groundwater, when such stacks reach their design capacity (for the Company, in approximately 35 years), or after March 25, 2001 if groundwater standards are not being met. At December 31, 1998, a balance of $35,350 (1997 - $35,350) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.


     In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stacks must comply with the laws in place at that time.

OTHER ENVIRONMENTAL COSTS

     Other than reclamation, restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 1998. At December 31, 1998, environmental provisions recorded by the Company, other than those related to reclamation, restoration and gypsum stack capping, as discussed above, were approximately $3,800.

     The Company's estimated operating expenses, other than reclamation, restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $20,473 for the year ended December 31, 1998 (1997 - $15,520; 1996 - $9,533). In addition, capital expenditures for other environmental compliance were approximately $9,926 for the year ended December 31, 1998 (1997 - $10,464; 1996 - $2,123).

16. SHARE CAPITAL

AUTHORIZED:

     The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.


ISSUED:                                       1998              1997              1996
                                     CONSIDERATION     CONSIDERATION     CONSIDERATION

Issued, beginning of year               $1,211,049        $  630,484          $627,700
Shares issued under option                  15,414             5,826             2,634
Shares issued to purchase
Arcadian Corporation                             -           573,278                 -
Shares issued for dividend
reinvestment plan                            1,136             1,461               150
                                        ----------------------------------------------
Issued, end of year                     $1,227,599        $1,211,049          $630,484
                                        ----------------------------------------------



ISSUED:                                  1998          1997              1996
                                    NUMBER OF     NUMBER OF         NUMBER OF
                                       COMMON        COMMON            COMMON
                                       SHARES        SHARES            SHARES
Issued, beginning of year          53,896,186    45,581,864        45,439,667
Shares issued under option            332,800       267,350           140,050
Shares issued to purchase
Arcadian Corporation                        -     8,029,092                 -
Shares issued for dividend
reinvestment plan                      14,809        17,880             2,147
                                   ------------------------------------------
Issued, end of year                54,243,795    53,896,186        45,581,864
                                   ------------------------------------------


STOCK OPTIONS

     At December 31, 1998, there were stock options outstanding in respect of 2,947,075 common shares granted to certain employees of the Company and the directors of PCS with an exercise price from CDN$14.00 to CDN$121.50 for options held by optionees resident in Canada, and US$12.00 to US$86.75 for optionees resident in the United States. As at December 31, 1998, 1,682,325 shares were subject to exercisable options.

     The foregoing options have expiry dates ranging from November 30, 1999 to November 5, 2008.

STOCK-BASED COMPENSATION DISCLOSURE

     The Company continues with its policy of not recording any compensation expense for the stock options as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant.

SHAREHOLDER RIGHTS PLAN

     The Board of Directors of the Company adopted a shareholder rights plan ("the Plan") on November 10, 1994. The Plan was amended by the Board of Directors on March 28, 1995 and May 4, 1995 and approved by the shareholders on May 11, 1995. Under the Plan, the Board of Directors declared a dividend distribution of one right for each common share to holders of record. The rights are not currently exercisable and only become exercisable upon the occurrence of certain events as specified in the Plan. The Plan was renewed in 1998 and now expires following the Company's annual meeting in 2001, unless otherwise renewed or extended.

17. SEGMENTED INFORMATION

     The Company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, approximately 44 percent of nitrogen and 36 percent of phosphate net sales revenue is from non-fertilizer products. These business segments are differentiated by the chemical nutrient contained in the product that each produces with the exception of phosphate products produced at Geismar, which are included in the nitrogen business segment. Inter-segment net sales are made under terms which approximate market value. Each of the phosphate and nitrogen business segments was acquired as a unit.

                                                                                             1998
                                                               POTASH     PHOSPHATE       NITROGEN    ALL OTHERS       CONSOLIDATED
Net sales - third party                                   $   545,491   $   914,197   $    848,075           $ -         $2,307,763
Inter-segment net sales                                        10,342         1,318         66,704             -                  -
Gross margin                                                  322,613       210,626         83,027       (6,919)            609,347
Other income                                                    2,101         6,463         10,610        13,635             32,809
Depreciation and amortization                                  36,242        59,084         86,708         8,846            190,880
Operating income                                              237,615       207,756         61,077      (60,392)            446,056
Assets                                                      1,037,328     1,359,288      1,931,326       206,315          4,534,257
Expenditures for segment capital assets                        43,158        66,958         80,039             -            190,155

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)


17. SEGMENTED INFORMATION (continued)

                                                                                          1997
                                                   POTASH           PHOSPHATE         NITROGEN    ALL OTHERS     CONSOLIDATED
Net sales - third party                      $     504,167        $   926,490   $      895,272    $        -       $2,325,929
Inter-segment net sales                              9,017              1,460           18,132             -                -
Gross margin                                       262,237            184,386          143,420       (4,872)          585,171
Other income                                         6,010              4,863            9,959        11,612           32,444
Depreciation and amortization                       39,605             55,102           68,996         6,299          170,002
Operating income                                   191,857            181,249          125,705      (51,171)          447,640
Assets                                           1,005,910          1,406,717        1,957,292        57,673        4,427,592
Expenditures for segment capital assets             42,836             47,979           69,522             -          160,337

                                                                                          1996
                                                   POTASH           PHOSPHATE         NITROGEN    ALL OTHERS     CONSOLIDATED
Net sales - third party                      $     403,196        $   891,964   $      108,708    $        -       $1,403,868
Gross margin                                       190,655            191,257            2,062             -          383,974
Other income                                        10,461              5,396                -             -           15,857
Depreciation and amortization                       38,472             51,653                -             -           90,125
Operating income                                   137,762            182,142            2,062      (22,474)          299,492
Assets                                           1,005,220          1,447,173                -        41,994        2,494,387
Expenditures for segment capital assets             28,306             30,633                -             -           58,939


FINANCIAL INFORMATION BY GEOGRAPHIC AREA IS SUMMARIZED IN THE FOLLOWING TABLE:

                                                            CANADA    UNITED STATES      TRINIDAD        CONSOLIDATED
1998
Net sales to customers outside the Company
 Canada                                                $    21,885       $   29,808      $      -          $   51,693
 United States                                             199,956        1,279,615       110,112           1,589,683
 PhosChem                                                        -          262,168             -             262,168
 Canpotex                                                  252,464                -             -             252,464
 Other                                                      65,441           35,237        51,077             151,755
                                                       --------------------------------------------------------------
                                                       $   539,746       $1,606,828      $161,189          $2,307,763
                                                       --------------------------------------------------------------
Operating income                                       $   209,783       $  220,221      $ 16,052          $  446,056
                                                       --------------------------------------------------------------
Capital assets and goodwill                            $   823,827       $2,448,587      $316,025          $3,588,439
                                                       --------------------------------------------------------------
1997
Net sales to customers outside the Company
 Canada                                                $    14,460       $   27,147      $      -          $   41,607
 United States                                             188,416        1,334,672       100,466           1,623,554
 PhosChem                                                        -          261,502             -             261,502
 Canpotex                                                  229,666                -             -             229,666
 Other                                                      64,261           35,097        70,242             169,600
                                                       --------------------------------------------------------------
                                                       $   496,803       $1,658,418      $170,708          $2,325,929
                                                       --------------------------------------------------------------
Operating income                                       $   163,620       $  257,528      $ 26,492          $  447,640
                                                       --------------------------------------------------------------
Capital assets and goodwill                            $   811,135       $2,463,546      $335,745          $3,610,426
                                                       --------------------------------------------------------------
1996
Net sales to customers outside the Company
 Canada                                                $    14,507       $   28,225      $      -          $   42,732
 United States                                             136,981          668,385             -             805,366
 PhosChem                                                        -          275,644             -             275,644
 Canpotex                                                  184,025                -             -             184,025
 Other                                                      61,526           34,575             -              96,101
                                                       --------------------------------------------------------------
                                                       $   397,039       $1,006,829      $      -          $1,403,868
                                                       --------------------------------------------------------------
Operating income                                       $   113,317       $  186,175      $      -          $  299,492
                                                       --------------------------------------------------------------
Capital assets and goodwill                            $   829,791       $1,150,587      $      -          $1,980,378
                                                       --------------------------------------------------------------


18. PROVINCIAL MINING AND OTHER TAXES

Provincial mining taxes and other taxes consist of:

                                          1998         1997           1996
Potash Production Tax                  $61,639      $53,453        $27,462
Saskatchewan corporate
capital taxes                           18,449       16,859         12,735
                                       -----------------------------------
                                       $80,088      $70,312        $40,197
                                       -----------------------------------


19. INTEREST EXPENSE

                                          1998         1997           1996
Interest on
 Short-term debt                       $ 2,942      $ 2,351        $    56
 Long-term debt                         64,632       79,088         46,705
                                       -----------------------------------
                                       $67,574      $81,439        $46,761
                                       -----------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



20. INCOME TAXES

     As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

                                          1998        1997             1996
Income before income taxes
Canada                                $122,490    $ 67,606         $ 81,067
United States                          243,275     272,520          171,664
Trinidad                                12,717      26,075                -
                                      -------------------------------------
Income before income taxes            $378,482    $366,201         $252,731
                                      -------------------------------------
Federal and Provincial
Statutory tax rates                     46.12%      46.12%           46.12%
                                      -------------------------------------
Tax at statutory rates                $174,556    $168,892         $116,560

Adjusted for the effect of:
 Net non-deductible provincial
  taxes and royalties and
  resource allowances                   19,327      (7,025)         (22,879)
 Additional tax deductions             (63,330)    (73,631)         (44,255)
 Difference between Canadian
  rate and rates applicable to
  subsidiaries in other countries      (14,071)    (24,662)         (10,359)
Other                                      997       5,489            4,628
                                      -------------------------------------
Income tax expense                    $117,479    $ 69,063         $ 43,695
                                      -------------------------------------


Details of income tax expense are as follows:
Canada
- Current                             $  2,351    $  1,024          $ 3,097
- Deferred                              75,405       2,146                -
United States - Federal
- Current                                6,177      31,888           16,861
- Deferred                              10,683      25,063           20,651
United States - State
- Current                                4,963           -                -
- Deferred                              14,561        (716)           3,086
Trinidad
- Current                                5,808      13,564                -
- Deferred                              (2,469)     (3,906)               -
                                      -------------------------------------
Income tax expense                    $117,479    $ 69,063          $43,695
                                      -------------------------------------


The tax effects of temporary differences that give rise to significant portions of the net deferred income tax liability are:

                                                      1998             1997
Deferred income tax assets:
 Loss and credit carryforwards                   $ 127,653        $  91,884
 Post-retirement/post-employment benefits           50,161           49,551
 Accrued reclamation costs                          44,555           49,577
 Other                                              11,312           63,858
                                                 --------------------------
Total deferred income tax assets                   233,681          254,870
                                                 --------------------------
Deferred income tax liabilities:
 Basis difference in fixed assets                  628,551          574,673
 Other                                              22,983           18,628
                                                 --------------------------
Total deferred income tax liabilities              651,534          593,301
                                                 --------------------------
Net deferred income tax liability                $ 417,853        $ 338,431
                                                 --------------------------


     At December 31, 1998, the Company has income tax losses carried forward of approximately $300,210 which will begin to expire in 2010. The benefit relating to these loss carryforwards has been recognized by reducing deferred income tax liabilities. In addition, the Company has alternative minimum tax credits of approximately $20,359 which carry forward indefinitely.

21.  NET INCOME PER SHARE (EARNINGS PER SHARE)

     Net income per share was calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 1998 of 54,177,000 (1997 -52,275,000; 1996 - 45,537,000). Fully diluted net income per share for the year ended December 31, 1998 was $4.77 (1997 -$5.61; 1996 - $4.53).

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements to hedge foreign exchange and commodity price risk. The Company does not hold or issue financial instruments for trading purposes.

     At December 31, 1998, the Company had no commitments in the form of foreign exchange contracts to sell US dollars (1997 - US$46,000).

     The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

     In addition to physical spot and term purchases, the Company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen plants. Under these arrangements, the Company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The Company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. Cash margin requirements which have been advanced as at December 31, 1998 totalled $16,199 (1997 - $11,158) and are included in inventory.

     As at December 31, 1998, the Company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 33.1 million MMBtus with maturities in 1999 through 2001. The swaps represented a notional amount of 107.3 million MMBtus with maturities in 1999 through 2003. As at December 31, 1998, net losses arising from settled hedging transactions which are included as a component of finished goods inventory were not material.

     The Company is exposed to credit related losses in the event of non-performance by counterparties to derivative financial instruments. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.

     The major concentration of credit risk arises from the Company's receivables. A majority of the Company's sales are in North America and are primarily for use in the agricultural industry. The Company seeks to manage the credit risk relating to these sales through a credit management program. Internationally, the Company's products are sold primarily through two export associations whose accounts receivable are either insured or secured by letters of credit.

     The carrying amount of the Company's cash and cash equivalents, accounts receivable, short-term debt and accounts payable and accrued charges approximate fair values because of short-term maturities. The carrying amount of the Company's long-term debt (except the Notes Payable whose approximate fair value at December 31, 1998 was $419,000) approximates estimated fair value because the stated interest rates approximate the market rate.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



23. CONTINGENCIES

GENERAL

     PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 1998.

     In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

     In June 1993, the Company was served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleged a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint sought treble damages in an unspecified amount and other relief. The Company filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the defendants' motions for summary judgment and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit on January 31, 1997. Oral arguments were heard on November 17, 1997.

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

     On May 7, 1997, J. Douglas Campbell, Alfred L. Williams, Peter H. Kesser and David L. Alyea, former officers of Arcadian Corporation, filed lawsuits against PCS in the United States District Court for the Western District of Tennessee. The complaints allege that PCS breached employment agreements between Arcadian and the officers and breached the related assumption agreement among PCS, PCS Nitrogen and Arcadian. The complaints of Mr. Campbell, Mr. Williams, Mr. Kesser and Mr. Alyea seek damages in excess of $22.2 million, $6.2 million, $3.7 million and $4.2 million, respectively. In addition, on October 14, 1997, Charles Lance, a former officer of Arcadian Corporation, filed a lawsuit in the same court against PCS also alleging breaches of his employment agreement and the related assumption agreement. Mr. Lance seeks damages in an amount exceeding $3.0 million. Each complaint also seeks certain additional unspecified damages. Trial with respect to the claims of Mr. Campbell, Mr. Williams and Mr. Kesser commenced on August 17, 1998 and concluded on August 25, 1998. On December 1, 1998, the court entered judgments in the amounts of $12.7 million, $3.2 million and $2.6 million in the favor of Mr. Campbell, Mr. Williams and Mr. Kesser, respectively, subject to pending applications for attorneys' fees or additional amounts to compensate the Arcadian executives for the impact of certain excise taxes, if applicable. The Company has filed Notices of Appeal with respect to these judgments. The Company has settled the claim of Mr. Alyea for $0.7 million and attorneys' fees (subject to the application for fees) and the claim of Mr. Lance for the total amount of $0.6 million. Management of the Company, having consulted with legal counsel, believes that the lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

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


     On February 7, 1997, the defendants filed a motion to dismiss the suit for failure to state a claim upon which relief could be granted. On December 19, 1997, that motion was granted and the complaint was dismissed with prejudice. On January 15, 1998, the Port Authority appealed the dismissal to the United States Court of Appeals for the Third Circuit. The case was briefed and oral argument was heard on September 17, 1998. Although neither the Port Authority nor its subrogated insurers have alleged or otherwise revealed the amount of damages sought from PCS Nitrogen in the lawsuit, the Port Authority stated in an affidavit submitted to the court in support of its motion to disqualify its insurers' counsel that as of April 9, 1996, the Port Authority had submitted to its insurers claims relating to the explosion totalling approximately $340 million of which the insurers had paid approximately $160 million. PCS Nitrogen is unaware of any basis for any liability and intends to continue to vigorously defend the lawsuit.

     Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company's financial condition or results of operations.

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

24. RELATED PARTY TRANSACTIONS

     The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 1998 were $252,464 (1997 - $229,666; 1996 - $184,025).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

25. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

                                  FIRST      SECOND       THIRD      FOURTH
                                QUARTER     QUARTER     QUARTER     QUARTER
1998
Net sales                    $  583,812  $  660,442  $  521,368  $  542,141
                             ----------------------------------------------
Gross Margin                 $  150,673  $  186,631  $  140,188  $  131,855
                             ----------------------------------------------
Operating Income             $  109,790  $  146,909  $   95,575  $   93,782
                             ----------------------------------------------
Net Income                   $   63,009  $   89,117  $   54,704  $   54,173
                             ----------------------------------------------
Net Income per Share         $     1.17  $     1.64  $     1.01  $     1.00
                             ----------------------------------------------

1997
Net sales                    $  464,834  $  676,648  $  573,773  $  610,674
                             ----------------------------------------------
Gross Margin                 $  115,027  $  184,152  $  149,466  $  136,526
                             ----------------------------------------------
Operating Income             $   90,513  $  154,714  $  108,851  $   93,562
                             ----------------------------------------------
Net Income                   $   56,365  $   96,980  $   71,418  $   72,375
                             ----------------------------------------------
Net Income per Share         $     1.18  $     1.81  $     1.33  $     1.35
                             ----------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)



25. QUARTERLY RESULTS (UNAUDITED) (continued)

     Net Income per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

26. COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     A description of certain significant differences between Canadian GAAP and US GAAP follows:

     Marketable securities: The Company's investment in Israel Chemicals Ltd. ("ICL") is stated at cost. US GAAP would require that this investment be classified as available-for-sale and be stated at market value.

     Foreign currency translation adjustment: The foreign currency translation adjustment results from the restatement of prior periods so that all periods presented are in the same reporting currency. US GAAP requires that the comparative Consolidated Statements of Income and the Consolidated Statements of Cash Flow be translated using weighted average exchange rates for the applicable periods. In contrast, the Consolidated Statements of Financial Position are translated using the exchange rates at the end of the applicable periods in accordance with Canadian GAAP. The difference in these exchange rates is what gives rise to the foreign currency translation adjustment.

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

     Comprehensive income: Comprehensive income is not recognized under Canadian GAAP. US GAAP would require the recognition of comprehensive income.

     In 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation". The Company has decided to continue to apply APB Opinion 25 ("APB 25") for measurement of compensation of employees.

     THE APPLICATION OF US GAAP, AS DESCRIBED ABOVE, WOULD HAVE HAD THE FOLLOWING APPROXIMATE EFFECTS ON NET INCOME, NET INCOME PER SHARE, TOTAL ASSETS AND SHAREHOLDERS' EQUITY:

                                                                  1998              1997            1996
Net income as reported                                    $    261,003     $     297,138    $    209,036
Item decreasing reported net income
Deferred income taxes                                                -          (11,382)          (7,216)
                                                          ----------------------------------------------
Approximate net income - US GAAP                          $    261,003     $     285,756    $    201,820
                                                          ----------------------------------------------
Approximate net income per share - US GAAP                $       4.82     $        5.47    $       4.43
                                                          ----------------------------------------------
Total assets as reported                                  $  4,534,257     $   4,427,592    $  2,494,387
Items increasing reported total assets
 Deferred income tax asset                                           -                 -          15,727
 Available-for-sale security (unrealized holding gain)          14,906                 -               -
                                                          ----------------------------------------------
Approximate total assets - US GAAP                        $  4,549,163     $   4,427,592    $  2,510,114
                                                          ----------------------------------------------
Shareholders' equity as reported                          $  2,453,761     $   2,227,891    $  1,405,496
Items increasing reported shareholders' equity
 Deferred income taxes                                               -                 -          11,382
 Other Comprehensive Income                                      8,944                 -               -
                                                          ----------------------------------------------
Approximate shareholders' equity - US GAAP                $  2,462,705     $   2,227,891    $  1,416,878
                                                          ----------------------------------------------


SUPPLEMENTAL US GAAP DISCLOSURE
     Available-for-Sale Security

     The Company's investment in ICL is classified as available-for-sale. The fair market value of this investment at December 31, 1998 was $107,057 and the unrealized holding gain was $14,906.

     New Accounting Pronouncements

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which was effective for the Company's 1998 fiscal year. Adoption of this standard did not have a material impact on the Company's consolidated financial statements. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for the Company's 2000 fiscal year. The impact on the Company's consolidated financial statements of the adoption of this standard is not presently determinable.

     Stock Compensation Plans

     The Company has two stock-based compensation plans which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price of the options at the grant date is equal to the market value of the shares at the grant date. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net income and net income per share for the years ending December 31, 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated as follows:

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)


27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                      1998                        1997                         1996
                                      ----                        ----                         ----
                            AS REPORTED   PRO FORMA      AS REPORTED  PRO FORMA      AS REPORTED   PRO FORMA
                            -----------   ---------      -----------  ---------      -----------   ----------
Net income                  $ 261,003     $ 239,667      $ 285,756    $ 271,497      $ 201,820     $ 191,936
Net income per share        $    4.82     $    4.42      $    5.47    $    5.19      $    4.43     $    4.21


     In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions:



                                            1998         1997              1996
Expected dividend                          $0.92        $1.03             $1.06
Expected volatility                          30%          26%               32%
Risk-free interest rate                    4.83%        5.80%             6.90%
Expected life of option                 10 YEARS     10 years          10 years
Expected forfeitures                         26%          26%               25%


     The Company has two option plans. Under the Officers and Key Employee Plans, the Company may, after February 3, 1998, issue up to 6,926,125 common shares pursuant to the exercise of options. Under the Directors Plan, the Company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options. Under both plans, the exercise price of each option equals the closing market price of the Company's shares on the trading day prior to the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

     A summary of the status of the plans as of December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

NUMBER OF SHARES SUBJECT TO OPTION
                                             1998          1997              1996
Outstanding, beginning of year          2,461,125     1,845,475         1,395,525
Granted                                   824,000       889,750           592,000
Exercised                                (332,800)     (267,350)         (140,050)
Cancelled                                  (5,250)       (6,750)           (2,000)
                                        -----------------------------------------
Outstanding, end of year                2,947,075     2,461,125         1,845,475
                                        -----------------------------------------


WEIGHTED AVERAGE EXERCISE PRICE
                                             1998          1997              1996
Outstanding, beginning of year             $68.11        $52.90            $34.74
Granted                                     67.88         86.11             71.00
Exercised                                   47.45         23.12             20.95
Cancelled                                   82.61         78.44             74.75
Outstanding, end of year                    70.35         68.11             52.90


The weighted-average grant-date fair value of options granted during the year was $18,665 (1997 - $23,712; 1996 - $14,206). The following table summarizes information about stock options outstanding at December 31, 1998:


                                    OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
                                    -------------------                                      -------------------
RANGE OF EXERCISE          NUMBER      WEIGHTED AVERAGE        WEIGHTED AVERAGE                     WEIGHTED AVERAGE
PRICES                OUTSTANDING        REMAINING LIFE          EXERCISE PRICE           NUMBER      EXERCISE PRICE
-----------------     -----------      ----------------        ----------------         --------    ----------------
$12.00 to $18.38           18,000               2 years                  $15.84           18,000              $15.84
$20.00 to $25.38          129,350               5 years                   21.96          129,350               21.96
$32.25                    176,650               6 years                   32.25          176,650               32.25
$67.88                    824,000              10 years                   67.88                -                   -
$70.38 to $74.75          917,575               8 years                   72.43          917,575               72.43
$81.75 to $86.75          881,500               9 years                   86.34          440,750               86.34

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)


27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     The following supplemental schedules present the Consolidated Financial Position, Income and Retained Earnings, Cash Flow and Comprehensive Income in accordance with US GAAP as adjusted for the GAAP differences described in this note.

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31
(in thousands of US dollars)
                                                                1998                1997
ASSETS
Current Assets
  Cash and cash equivalents                               $   67,971          $    8,756
  Accounts receivable                                        302,974             351,154
  Inventories                                                364,397             353,425
  Prepaid expenses                                            38,839              21,131
                                                          ------------------------------
                                                             774,181             734,466
Property, plant and equipment                              3,003,443           2,995,625
Goodwill                                                     559,621             574,296
Other assets                                                 211,918             123,205
                                                          ------------------------------
                                                          $4,549,163          $4,427,592
                                                          ------------------------------
LIABILITIES
Current Liabilities
 Short-term debt                                          $   94,940          $  101,928
 Accounts payable and accrued charges                        349,684             348,103
 Current portion of long-term debt                               386               2,740
                                                          ------------------------------
                                                             445,010             452,771
Long-term debt                                               933,294           1,129,964
Deferred income tax liability                                423,815             338,431
Accrued post-retirement/post-employment benefits             131,179             123,418
Accrued reclamation costs                                    129,399             139,105
Other non-current liabilities and deferred credits            23,761              16,012
                                                          ------------------------------
                                                           2,086,458           2,199,701
                                                          ------------------------------
SHAREHOLDERS' EQUITY
Share Capital                                              1,227,599           1,211,049
Contributed Surplus                                          336,486             336,486
Retained Earnings                                            910,605             701,285
Foreign Currency Translation Adjustment                     (20,929)            (20,929)
Other Comprehensive Income                                     8,944                   -
                                                          ------------------------------
                                                           2,462,705           2,227,891
                                                          ------------------------------
                                                          $4,549,163          $4,427,592
                                                          ------------------------------


SUPPLEMENTAL SCHEDULE OF CONSOLIDATED INCOME AND RETAINED EARNINGS
For the Years Ended December 31
(in thousands of US dollars)
                                                                1998              1997                1996
Net sales                                                 $2,601,697        $2,610,346          $1,552,885
Cost of goods sold                                         1,914,757         1,963,565           1,119,758
                                                          ------------------------------------------------
GROSS MARGIN                                                 686,940           646,781             433,127
                                                          ------------------------------------------------
Selling, distribution and administrative                     193,605           161,273             109,295
Provincial mining and other taxes                             80,088            70,312              40,197
Other income                                                (32,809)          (32,444)            (15,857)
                                                          ------------------------------------------------
                                                             240,884           199,141             133,635
                                                          ------------------------------------------------
OPERATING INCOME                                             446,056           447,640             299,492
INTEREST EXPENSE                                              67,574            81,439              46,761
                                                          ------------------------------------------------
INCOME BEFORE INCOME TAXES                                   378,482           366,201             252,731
INCOME TAXES                                                 117,479            80,445              50,911
                                                          ------------------------------------------------
NET INCOME                                                   261,003           285,756             201,820
RETAINED EARNINGS, BEGINNING OF YEAR                         701,285           470,837             317,216
DIVIDENDS                                                    (51,683)          (55,308)            (48,199)
                                                          ------------------------------------------------
RETAINED EARNINGS, END OF YEAR                            $  910,605         $ 701,285           $ 470,837
                                                          ------------------------------------------------
NET INCOME PER SHARE - BASIC                              $     4.82         $    5.47           $    4.43
                                                          ------------------------------------------------
NET INCOME PER SHARE - FULLY DILUTED                      $     4.80         $    5.42           $    4.39
                                                          ------------------------------------------------
DIVIDENDS PER SHARE                                       $     0.96         $    1.03           $    1.06
                                                          ------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in thousands of US dollars)


27. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the Years Ended December 31
(in thousands of US dollars)
                                                                          1998               1997               1996
OPERATING ACTIVITIES
Net income                                                            $261,003           $285,756           $201,820
Items not affecting cash
 Depreciation and amortization                                         190,880            170,002             90,125
 (Gain) loss on disposal of property, plant and equipment                  (99)            (4,739)             2,152
 Provision for deferred income tax                                      97,203             45,873             30,953
 Provision for post-retirement/post-employment benefits                  6,848              6,166              5,890
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
 Accounts receivable                                                    48,751             23,470             (7,400)
 Inventories                                                            (7,859)            19,873              2,493
 Prepaid expenses                                                      (16,603)             3,736             (1,393)
 Accounts payable and accrued charges                                   (2,477)           (68,623)           (19,214)
Accrued reclamation costs                                               (7,436)            (7,407)            (5,021)
Other non-current liabilities and deferred credits                       7,749             (6,286)            (4,219)
                                                                      ----------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                  577,960            467,821            296,186
                                                                      ----------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                            (190,155)          (160,337)           (58,939)
Acquisition of Arcadian Corporation                                          -           (474,985)                 -
Proceeds from disposal of property, plant and equipment                 31,926             15,276             22,716
Additions to other assets                                              (85,066)           (22,091)            (2,819)
                                                                      ----------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                     (243,295)          (642,137)           (39,042)
                                                                      ----------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                    143,000          1,210,000                  -
Repayment of long-term obligations                                    (375,429)          (699,979)          (258,556)
Proceeds from short-term debt                                          215,000            210,000                  -
Repayment of short-term debt                                          (221,988)          (108,072)                 -
Repayment of Senior Notes                                                 (900)          (374,526)                 -
Dividends                                                              (51,683)           (55,308)           (48,199)
Issuance of shares                                                      16,550              7,287              2,784
                                                                      ----------------------------------------------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                       (275,450)           189,402           (303,971)
                                                                      ----------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        59,215             15,086            (46,827)
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF YEAR         8,756             (6,330)            40,497
                                                                      ----------------------------------------------
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF YEAR            $ 67,971           $  8,756          $  (6,330)
                                                                      ----------------------------------------------


SUPPLEMENTAL CASH FLOW INFORMATION - 1997
     On March 6, 1997, the Company acquired all of the outstanding shares of Arcadian Corporation. The consideration paid included 8,029,092 common shares of the Company valued at $573,278.

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME
For the Years Ended December 31
(in thousands of US dollars)
                                                                          1998             1997                1996
Net income                                                            $261,003         $285,756            $201,820
                                                                      ---------------------------------------------
Other comprehensive income
Unrealized holding gain on security                                     14,906                -                   -
Deferred income tax expense related to other comprehensive income       (5,962)               -                   -
                                                                      ---------------------------------------------
Other comprehensive income, net of tax                                   8,944                -                   -
                                                                      ---------------------------------------------
Comprehensive income                                                  $269,947         $285,756            $201,820
                                                                      ---------------------------------------------

                               BOARD OF DIRECTORS

ISABEL B. ANDERSON  [PHOTO]
     Ms. Anderson, President and Chief Executive Officer of A&L Information Brokers, a Calgary-based company, joined the PCS Board in 1989 and is on the executive committee. A longtime Professor of Economics at the University of Saskatchewan and specialist in international economics and Canadian public policy, she was a Commissioner in 1986 for Saskatchewan's public hearings on the Canada-United States trade negotiations. She has served on the Canadian delegation to the United Nations Conference on Science and Technology and the Canadian NGO delegation to the United Nations Conference on Trade and Development. She focuses on the implications of public policy for the growth and development of the Western Canadian economy.

DOUGLAS J. BOURNE  [PHOTO]
     Mr. Bourne, of Houston, Texas, is a director, former Chairman and retired CEO of Battle Mountain Gold Company and, before that, Group Vice President and director of Pennzoil Company, and Chairman and CEO of Duval Corporation, its mining subsidiary. A past Chairman of the Potash & Phosphate Institute and the Sulphur Institute, and a director of The Fertilizer Institute and the American Mining Congress, he was elected to the PCS Board in 1990 and heads the environmental affairs committee.

CHARLES E. CHILDERS  [PHOTO]
     Mr. Childers, Chairman and CEO of Potash Corporation of Saskatchewan Inc. and its predecessor company since 1987, joined the Board in 1989 and became Chairman in 1990. He is Chairman of the executive committee. He is past President of the International Fertilizer Industry Association and past Chairman of the Potash & Phosphate Institute, Canpotex Limited, the Saskatchewan Potash Producers Association and The Fertilizer Institute. He has served on the Fertilizer Industry Advisory Committee to the United Nations Food and Agriculture Organization. He sits on the boards of directors of Battle Mountain Gold Company and the Conference Board of Canada, and formerly served on the boards of QUNO and KAP Resources.

THE HONOURABLE WILLARD Z. ESTEY, Q.C.  [PHOTO]
     Mr. Estey, of Toronto, Ontario, is a former Chief Justice of Ontario and Justice of the Supreme Court of Canada. He was appointed Queen's Counsel in 1960 and Companion, Order of Canada, in 1991. A PCS director since 1990, he sits on the audit committee. He is a director of Canwest Global Communications Corporation, CamVec Corporation and Fundy Cable Ltd. He is Chairman of the Ballard Foundation and recently conducted the Grain Handling and Transportation Review for the Government of Canada.

DALLAS J. HOWE  [PHOTO]
     Mr. Howe, President and CEO of Advanced DataSystems Ltd. and BDM Information Systems Group of Companies, served on the PCS Board from 1982 to 1989 and was reappointed in 1991. He sits on the audit committee. He has been President, CEO and founder of an extensive group of high technology information and data systems companies over twenty years, and is a director of the Saskatoon Regional Economic Development Authority and Saskatoon City Hospital Foundation. He has been appointed to the board of governors of the University of Saskatchewan, and named by Canada's Minister of International Trade to the Minister's Medical and Health Sectoral Advisory Group.

JAMES F. LARDNER  [PHOTO]
     Mr. Lardner, of Davenport, Iowa, is a retired Vice President of Deere & Company who was responsible for agricultural tractor design and North American tractor operations. He joined the PCS Board in 1989 and serves on the executive committee. He is a director of the Sears Manufacturing Company and a former director of the Trane Company and American Standard Inc. Elected to the National Academy of Engineering in 1985, he often serves on bodies which advise United States government agencies and departments on science, technology and engineering policy. He is a consultant on manufacturing strategy and management, and manufacturing and information technology.

DARYL K. SEAMAN  [PHOTO]
     Mr. Seaman, Chairman and President of Dox Investments Inc. in Calgary, Alberta, joined the PCS Board of Directors in 1989 and is a member of the compensation committee. Former Chairman and CEO of Bow Valley Industries Ltd., he is a director of Tetonka Drilling Inc., Encal Energy Ltd., Renaissance Energy Ltd., Far West Mining Ltd., Alberta Basic Industries Corporation, Canadian Chemical Reclaiming Ltd. and Bow Valley Energy Ltd. He is co-owner and director of the Calgary Flames Hockey Club.

E. ROBERT STROMBERG, Q.C.  [PHOTO]
     Mr. Stromberg, a Partner in the Saskatchewan law firm Robertson Stromberg, was elected to the PCS Board in 1991 and serves on the executive committee. Admitted to the Saskatchewan Bar in 1969 and appointed Queen's Counsel in 1984, he is a member of the Law Society of Saskatchewan and the Saskatoon Bar Association. He serves on the advisory board for the Centre for International Business Studies, is Chairman of the Saskatoon Airport Authority, a director of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd., and a director and past President of Saskatchewan Place.

JACK G. VICQ  [PHOTO]
     Mr. Vicq is a Professor of Accounting at the College of Commerce, University of Saskatchewan. Until June 30, 1998, he was Associate Dean of the College and responsible for the Centre for International Business Studies. A member of the PCS Board since 1989, he heads the audit committee. He sits on committees of the Saskatchewan and Canadian Institutes of Chartered Accountants and has worked for the Saskatchewan and Canadian governments in areas of policy, finance and taxation.

DENIS J. COTE  [PHOTO]
     Mr. Cote retired as Chairman and CEO of the UMA Group Ltd. in 1991. In 1993, he was President, Chief Executive Officer and member of the board of Reclamation Management Ltd. in Vancouver, British Columbia. He has served on the PCS Board since 1989, sits on the executive committee and heads the compensation committee. Former Chairman and director of Joss Energy Ltd., he is a director of the successor company, Startech Energy Inc., and chairs its compensation committee. He is a founder and Chairman of Inter West Energy Corporation, which merged with New Cache Resources in 1997, and a member of the board of the Vancouver Port Corporation. From 1975 to 1981, he served on the board of governors of the University of Calgary.

WILLIAM J. DOYLE  [PHOTO]
     Mr. Doyle, President and Chief Operating Officer of Potash Corporation of Saskatchewan Inc., has served on the PCS Board since 1989. He became President of PCS Sales in 1987 and prior to that was International Vice President of International Minerals and Chemical Corporation. He is past Chairman of Canpotex Limited and continues to serve on its board. He is vice-chairman of the Potash & Phosphate Institute, and serves on the boards of Fersan S.A. in the Dominican Republic and the Foundation for Agronomic Research. He chairs the International Fertilizer Industry Association's Potash Committee.

DONALD E. PHILLIPS  [PHOTO]
     Mr. Phillips, of Brandon, Mississippi, former President and CEO of Pitman-Moore Inc., joined the PCS Board in 1991 and serves on the compensation committee. A director of Great Lakes REIT Inc., Oak Brook, Illinois, he is Chairman of the board of directors of Synbiotics Inc., San Diego, California. He is President of Holmes Community College Development Foundation, Goodman, Mississippi, a regent of Bethel College and Seminary in St. Paul, Minnesota, a trustee of Mississippi College, Clinton, Mississippi, and former Chairman of the board of Lake Forest Graduate School of Business, Lake Forest, Illinois.

PAUL J. SCHOENHALS  [PHOTO]
     Mr. Schoenhals, President of Petroleum Industry Training Service in Calgary, Alberta, was Chairman of Potash Corporation of Saskatchewan from 1987 to 1989. He rejoined the Board in 1992, and sits on the environmental affairs committee. A former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan, he is on the boards of Upton Resources Inc. and Petroleum Industry Training Service. He has been a director of Precambrian Shield Resources and Sabre West Oil & Gas and on the national advisory board for Marsh & McLennan. He sits on the national advisory committee for Bayer Care Canada.

BARRIE A. WIGMORE  [PHOTO]
     Mr. Wigmore, a Limited Partner with New York investment banking firm Goldman, Sachs Group, L.P., headed its corporate finance activities in the electric, gas, pipelines and telecommunications industries. He joined the PCS Board in 1989 and sits on the compensation committee. He writes on financial history and current financial markets and is Chairman of the American Friends of Worcester College (Oxford University) and a director of National Service Industries Inc.

PAUL S. WISE  [PHOTO]
     Mr. Wise, of Carefree, Arizona, a past President and CEO of the Alliance of American Insurers and a member of the PCS Board since 1989, currently sits on the environmental affairs committee. He is a director emeritus of the boards of United Funds, Waddell & Reed Funds and TMK/United Funds. He has been on the boards of the College of Insurance, the Institute of Civil Justice at the Rand Corporation, the Insurance Hall of Fame, the National Safety Council and Senior Net. He was President of the Property Loss Research Bureau and a director of the Insurance Institute for Highway Safety.

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

                            SHAREHOLDER INFORMATION



ANNUAL MEETING
The Annual Shareholders Meeting will be held at 10.30 a.m. Central Standard Time May 6, 1999 in the Commonwealth Ballroom, Ramada Hotel, First Avenue and 22nd Street East, Saskatoon, Saskatchewan.

Holders of common shares as of March 18, 1999 are entitled to vote at the meeting and are encouraged to participate. Shareholders who cannot attend are urged to return their proxies promptly to ensure their shares will be voted.

DIVIDENDS
Dividend amounts paid to shareholders resident in the United States were adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks earlier.

Future cash dividends will be paid out of, and conditioned upon, the Company's available earnings. Shareholders who wish to have their dividends deposited directly in their bank accounts should contact the transfer agent and registrar, CIBC Mellon Trust.

DIVIDEND REINVESTMENT POLICY
Registered shareholders can have dividends reinvested in newly-issued common shares of PCS at prevailing market rates.

INFORMATION FOR SHAREHOLDERS OUTSIDE CANADA
Dividends paid to residents in countries with which Canada has bilateral tax treaties are generally subject to the 15-percent Canadian non-resident withholding tax. There is no Canadian tax on gains from the sale of shares or debt instruments owned by nonresidents not carrying on business in Canada. No government in Canada levies estate taxes or succession duties.

INVESTOR INQUIRIES
Shareholders with inquiries can contact Betty-Ann Heggie, Senior Vice President, Corporate Relations by toll-free lines.
Within Canada: (800) 667-0403
Within the US: (800) 667-3930
WEBSITE: www.potashcorp.com

INTERIM REPORTS, NEWS RELEASES AND FORM 10-K
Non-registered shareholders who would like to receive quarterly reports should contact the Company's Corporate Relations department. News releases are available via fax.

Copies of the Company's most recent Form 10-K are available upon request.

DUPLICATE MAILINGS
Multiple copies of the annual and quarterly reports may be received by shareholders who own shares in more than one account or several shareholders living at the same address. To eliminate multiple mailings, contact CIBC Mellon Trust.

SHARES LISTED (POT)
Toronto Stock Exchange
Montreal Exchange
New York Stock Exchange

OWNERSHIP
On March 2, 1999, there were 2,880 holders of record of the Company's common shares.

COMMON SHARE TRANSFER AGENT
In Canada:
CIBC Mellon Trust Company
1080 - 2002 Victoria Avenue
Regina, Saskatchewan  S4P 0R7
Phone: (306) 751-7550
       (800) 387-0825
Website: www.cibcmellon.ca

Inquiries about shareholdings, share transfer requirements, address changes or lost certificates should be directed to CIBC Mellon Trust or to the Corporate Secretary, PCS, Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3.

In the United States: ChaseMellon Shareholder Services, L.L.C. 85 Challenger Road Overpeck Center Ridgefield Park, New Jersey 07660 Phone: (800) 526-0801
Website: www.chasemellon.com

EXCHANGE RATE OF THE CANADIAN DOLLAR
 In this report, unless otherwise specified, all dollar amounts are expressed in US dollars (US$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar (CDN$) against the US dollar. The exchange rate at the end of each of the five most recent years ended December 31, and the average, the high and the low exchange rates for each of such five years, were as follows (such rates, which are expressed in US dollars, being the noon buying rates in Canada for cable transfers in Canadian dollars by the Bank of Canada):

YEARS ENDED DECEMBER 31
                             1998     1997     1996     1995        1994
At end of period            .6534    .6997    .7301    .7325       .7129
Average for period (1)      .6743    .7198    .7330    .7307       .7301
High for period             .7105    .7495    .7527    .7534       .7644
Low for period              .6343    .6945    .7212    .7009       .7098


(1) Based on the average of the exchange rates on the last business day of each month during the period. The noon buying rate in New York City for cable transfers in Canadian dollars as certified by the Bank of Canada on March 2, 1999 was US$1.00 = CDN$1.5200 (equivalent to CDN$1.00 = US$0.6579).

1998 PCS SHARE PRICE
Average Weekly Price ($ Actual)

[CHART] 1998 PCS Share Price -- NYSE Average Weekly Price ($ Actual)

COMMON SHARE PRICES AND VOLUMES
The following table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on the Toronto Stock Exchange, Montreal Exchange and New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSE 60 index and the TSE 100.

                              TORONTO STOCK EXCHANGE (1)               MONTREAL EXCHANGE (1)           NEW YORK STOCK EXCHANGE
                              High       Low       Volume       High        Low        Volume       High        Low          Volume
1998
First Quarter              138.200   112.000    5,456,109    137.900    112.000       965,685     97.188     78.500      13,056,600
Second Quarter             132.000   108.500    3,618,117    131.950    108.800       551,271     92.938     73.250       7,033,200
Third Quarter              114.700    75.000    5,090,801    115.000     75.000     1,195,571     77.375     48.375      11,262,400
Fourth Quarter             109.000    75.000    4,021,223    108.500     77.750       505,572     70.875     50.563      12,011,600
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------
YEAR 1998                  138.200    75.000   18,186,250    137.900     75.000     3,218,099     97.188     48.375      43,363,800
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------

1997
First Quarter              122.700    98.650    3,212,708    122.100     99.000       210,444     89.875     71.500      17,412,400
Second Quarter             117.000    99.850    2,986,406    116.800    100.300       230,607     85.000     71.000      15,201,200
Third Quarter              111.500    98.500    3,854,717    111.100     99.000       624,684     81.125     71.688      17,970,600
Fourth Quarter             122.200   108.750    8,222,508    121.900    108.950       371,250     87.500     78.000      14,982,100
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------
YEAR 1997                  122.700    98.500   18,276,339    122.100     99.000     1,436,985     89.875     71.000      65,566,300
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------

1996
First Quarter              110.875    82.000    1,747,948    110.875     82.250       185,062     80.500     60.000      29,504,000
Second Quarter              97.000    83.000    1,893,727     97.700     83.000       115,952     71.875     60.250      19,552,800
Third Quarter              108.500    88.000    1,018,661    108.250     88.700       138,003     79.500     64.125      15,875,700
Fourth Quarter             117.950    91.750    3,983,487    117.850     92.950       616,267     86.875     68.250      19,888,000
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------
YEAR 1996                  117.950    82.000    8,643,823    117.850     82.250     1,055,284     86.875     60.000      84,820,500
                           -------   -------   ----------    -------    -------     ---------     ------     ------      ----------


(1) Trading prices are in CDN$

CORPORATE INFORMATION

CORPORATE OFFICERS AND KEY MANAGEMENT

POTASH CORPORATION OF SASKATCHEWAN INC.

CHARLES E. CHILDERS
Chairman and Chief Executive Officer

WILLIAM J. DOYLE
President and Chief Operating Officer

WAYNE R. BROWNLEE
Senior Vice President Expansion and Development

JOHN GUGULYN
Senior Vice President, Administration

JOHN L. M. HAMPTON
Senior Vice President, General Counsel and Secretary

BETTY-ANN L. HEGGIE
Senior Vice President, Corporate Relations

BARRY E. HUMPHREYS
Senior Vice President, Finance and Treasurer

PETER BRAUN
Vice President, Audit

DENIS A. SIROIS
Vice President and Corporate Controller

PCS SALES

GARY E. CARLSON
President

RICHARD J. LACROIX
Executive Vice President

P. RODNEY WILSON
Executive Vice President

PCS POTASH

GARTH W. MOORE
President

PCS PHOSPHATE

THOMAS J. WRIGHT
President

THOMAS J. REGAN, JR.
Executive Vice President

PCS NITROGEN

JAMES F. DIETZ
President

CORPORATE OFFICES

POTASH CORPORATION OF SASKATCHEWAN INC.
Suite 500, 122 - 1st Avenue South Saskatoon, SK  S7K 7G3
Phone: (306) 933-8500

PCS SALES
Suite 440, 5750 Old Orchard Road Skokie, IL  60077
Phone: (800) 241-6908 (847) 583-4400

PCS POTASH
Suite 500, 122 - 1st Avenue South Saskatoon, SK  S7K 7G3
Phone: (306) 933-8500

PCS PHOSPHATE
P.O. Box 30321
3101 Glenwood Avenue Raleigh, NC  27622-0321
Phone: (919) 881-2700

PCS NITROGEN
3175 Lenox Park Boulevard, Suite 400 Memphis, TN  38115-4256
Phone: (901) 758-5200

GLOSSARIES

OPERATIONAL TERMS

GENERAL

DOMESTIC AND EXPORT MARKETS
Canada and the United States make up the domestic or North American market; the rest of the world is the export or offshore market.

MIXED FERTILIZERS contain more than one nutrient. A 6-23-30 fertilizer contains 6 percent nitrogen (N), 23 percent phosphoric acid (P2O5) and 30 percent potash
(K2O) by weight. The nutrient breakdown, always in the same order, is referred to as NPK in the industry.

LIQUID FERTILIZERS come in two types: solutions, in which the plant nutrients are dissolved in solution; and suspensions, saturated solutions in which some plant nutrients are suspended.

METRIC TONNE equals 2,204.6 pounds or 1,000 kilograms, and is 10 percent larger than a 2,000-pound short ton. Most offshore sales are made in metric tonnes and US dollars, F.O.B. Vancouver BC for potash, Morehead City NC for phosphate and Trinidad for nitrogen.

PRODUCT TONNE is a standard measure of the weights of all types of potash, phosphate and nitrogen products.

NUTRIENT TONNE is a measure of the nutrient weight of potassium, phosphate and nitrogen fertilizers, and consists of K2O tonnes, P2O5 tonnes and N tonnes.

POTASH

POTASSIUM (K) is the seventh most common element in the earth's crust. It is usually found combined with chlorine in the chemical compound potassium chloride.

POTASH typically denotes materials containing potassium, particularly potassium fertilizer. Most fertilizer is muriate of potash (KCl), potassium chloride. Potassium combines with other minerals in specialty fertilizers.

POTASH ORE consists typically of KCl, NaCl and other minerals. The KCl becomes the product stream and is separated from the tailings stream of NaCl and other minerals. Processing 100 tonnes of ore typically produces 28 to 38 tonnes of product.

K2O is potassium oxide, a term used in the fertilizer industry to define potassium content.

K2O TONNE is a term which measures the potassium content of fertilizers having different chemical analyses.

PHOSPHATE

PHOSPHORUS (P) is widely distributed in nature in combination with other elements. It is most commonly found in phosphate ore, the only economic source of phosphorus for producing phosphate fertilizers and phosphate chemicals.

P2O5 is phosphorus pentoxide, a term used to express phosphorus content of ore or products.

P2O5 TONNE is a term which measures the phosphorus content of fertilizers with different chemical analyses.

PHOSPHATE ROCK is the main source of phosphoric acid for phosphate fertilizers and industrial products. A form of calcium phosphate, it also contains other materials.

MGA, merchant grade acid (54 percent P2O5) available in amber or green form, is primarily used to make DAP.

DAP, diammonium phosphate (46 percent P2O5), is the major solid phosphate fertilizer. An important domestic and export product, it is applied directly or in fertilizer blends.

MAP, monoammonium phosphate (52 percent P2O5), is a solid fertilizer.

SPA, superphosphoric acid (70 percent P2O5), is used in manufacturing liquid fertilizers and animal feed supplements. PCS LoMag is superphosphoric acid produced by evaporating MGA to remove water and filtering to remove impurities.

ANIMAL AND POULTRY FEED SUPPLEMENTS blend phosphorus and calcium. Dical (dicalcium phosphate, 18.5 percent phosphorus) and Monocal (monocalcium phosphate, 21 percent phosphorus) are used primarily for swine and cattle; DFP or defluorinated phosphate (tricalcium phosphate, 18 percent phosphorus) primarily for poultry.

NITROGEN

NITROGEN (N) is a gas which makes up four-fifths of the atmosphere. Essential for plant growth, it is present in chlorophyll and protein. Some plants can obtain nitrogen from the atmosphere, but most get it from soil solutions. Its nutritional value is consumed during each growing season so it must be applied to soil annually.

N TONNE is a term which measures the nitrogen content of fertilizers having differing chemical analyses.

AMMONIA is produced primarily from natural gas and atmospheric nitrogen as the first step in nitrogen fertilizer production. It can also be applied directly to soils. Anhydrous ammonia (NH3) is a gas with 82 percent N. Ammonia is condensed by pressure and cooling, and stored and transported in this liquid form.

NITRIC ACID is produced in solutions of varying strengths by reacting ammonia with atmospheric oxygen. It is used to produce ammonium nitrate and as an intermediate for industrial purposes.

AMMONIUM NITRATE (34 percent nitrogen) is water soluble and used as a solid fertilizer, as a liquid in nitrogen solutions and in industrial applications. It is produced by reacting ammonia with nitric acid.

NITROGEN SOLUTIONS (UAN solutions) are produced by blending ammonium nitrate solutions with urea solution. Varying in nitrogen content (28-32 percent), these non-pressure solutions are used principally for direct application on soils and for manufacturing starter fertilizers.

UREA (46 percent nitrogen), the most commonly produced and widely traded nitrogen product, is manufactured by reacting ammonia with carbon dioxide under high pressure. It is used as fertilizer and as a feedstock for industrial and feed purposes.

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

QUICK RATIO = CASH + CASH EQUIVALENTS + NET RECEIVABLES / CURRENT
LIABILITIES measures the ability to meet immediate demands of creditors.

RETURN ON INVESTMENT = NET INCOME PLUS INTEREST EXPENSE / AVERAGE INVESTED CAPITAL measures the adequacy of return on the total creditor and shareholder capital.

RETURN ON SHAREHOLDERS' EQUITY = NET INCOME / SHAREHOLDERS' EQUITY measures the adequacy of return on the owners' investment.

SHAREHOLDERS' EQUITY TO TOTAL ASSETS = SHAREHOLDERS' EQUITY / TOTAL ASSETS measures the proportion of assets to shareholder financing.

EBITDA represents Earnings (net income) Before Interest, Taxes,
Depreciation and Amortization.

FREE CASH FLOW is the cash, exclusive of the change in working capital, which is provided by operations less disbursements for sustaining capital, capitalized turnarounds and dividends.


[LOGO] It is the policy of PCS to manage its operations responsibly in order to safeguard those natural resources related to or affected by its activities. In keeping with this policy, the Annual Report uses paper containing at least 10% post consumer recycled fiber and is recyclable.

                        PCS SALES VOLUMES BY REGION 1998

     POTASH                                  PHOSPHATE                         NITROGEN
     ------                                  ---------                         --------

North America      43%                  North America      65%            North America     94%
Asia               34%                  Asia               26%            Latin America      4%
Latin America      15%                  Latin America       6%            Europe             2%
Europe              4%                  Oceania             2%
Oceania             4%                  Europe              1%

  PCS is firmly established as a reliable international supplier of the three primary nutrients, selling to a diversified customer group.


                 POTASH CORPORATION OF SASKATCHEWAN INC. [LOGO]
  Suite 500, 122 - 1st Avenue South  Saskatoon  Saskatchewan  Canada  S7K 7G3
                               www.potashcorp.com


                                                               Printed in Canada