Form 10-K, Exhibit 13
period 1999-12-31
POTASH CORPORATION OF SASKATCHEWAN INC
filed 2000-03-28
CIK 855931

[POTASH CORP. LOGO]                                                   Exhibit 13








RESOURCEFUL








                                                              1999 ANNUAL REPORT

            BECAME A                 ACQUIRED                                       BEGAN HANDLING         PURCHASED THE
PCS         PUBLICLY-TRADED          EXPORT-ORIENTED       [PHOTO]                  OFFSHORE POTASH        POTASH ASSETS OF
            COMPANY IN               POTASH PRODUCER                                SALES FOR NEW          POTASH COMPANY
            NOVEMBER                 SASKTERRA                                      MEXICO PRODUCERS       OF AMERICA

            1989                     1990                  1991                     1992                   1993

            PERESTROIKA OCCURS,      GERMANY REUNIFIES,    GULF WAR AFFECTS         INDIA SLASHES          RECORD MIDWESTERN
INDUSTRY    BERLIN WALL FALLS,       FIRST CLOSURES OF     MIDDLE EAST POTASH       FERTILIZER SUBSIDIES,  FLOODS CUT US FARM
            TIENANMEN SQUARE         EAST GERMAN           SHIPMENTS; USSR          POTASH SALES DROP;     PRODUCTION; CHINA
            CLAMPDOWN IN CHINA:      POTASH MINES          DISINTEGRATES, RUSSIAN   FOOD CONCERNS GROW,    REMOVES SUBSIDIES
            ALL PRECIPITATE FIVE-                          POTASH DISRUPTS          LEADING TO SUBSIDY     ON FARM INPUTS;
            YEAR DECLINE IN WORLD                          WESTERN MARKETS          REINSTATEMENT          POTASH CONSUMPTION
            FERTILIZER CONSUMPTION                                                  IN 1993                BOTTOMS OUT

RECHARGED

                         TABLE OF CONTENTS
Strategy . . . . . . . . . . . . . . . . . . . . . . . . . .        2
Report to Shareholders   . . . . . . . . . . . . . . . . . .        3
Production . . . . . . . . . . . . . . . . . . . . . . . . .        6
  Potash . . . . . . . . . . . . . . . . . . . . . . . . . .        7
  Phosphate  . . . . . . . . . . . . . . . . . . . . . . . .        9
  Nitrogen . . . . . . . . . . . . . . . . . . . . . . . . .       12
Sales  . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
Stewardship  . . . . . . . . . . . . . . . . . . . . . . . .       25
Management's Discussion and
  Analysis of Financial Condition
    and Results of Operations  . . . . . . . . . . . . . . .       32
10-Year Report . . . . . . . . . . . . . . . . . . . . . . .       43
Management's Responsibility  . . . . . . . . . . . . . . . .       44
Auditors' Report . . . . . . . . . . . . . . . . . . . . . .       44
Consolidated Financial Statements  . . . . . . . . . . . . .       45
Shareholder Information  . . . . . . . . . . . . . . . . . .       64
Corporate Information  . . . . . . . . . . . . . . . . . . .     back
Glossary . . . . . . . . . . . . . . . . . . . . . . . . . .     back

All financial data are stated in US dollars.

                         EXPANDED INTO PHOSPHATE                      EXPANDED INTO       PURCHASED POTASH       PURCHASED
[PHOTO]                  BY PURCHASING TEXASGULF  [PHOTO]             NITROGEN BY         COMPANY OF CANADA      POTASSIUM NITRATE
                         AND THE PHOSPHATE                            ACQUIRING ARCADIAN  PROPERTY IN NEW        PROPERTY IN CHILE
                         BUSINESS OF OCCIDENTAL                       CORPORATION         BRUNSWICK AND SHARES
                         CHEMICALS                                                        IN ISRAEL CHEMICALS

1994                     1995                     1996                1997                1998                   1999

BRAZIL REFORMS           EU REFORMS               US ELIMINATES       CHINA EXITS UREA    ECONOMIC PROBLEMS      HIGH GRAIN STOCKS,
AGRICULTURE;             AGRICULTURE; WORLD       SETASIDES, FREES    TRADE; FINANCIAL    IN LATIN AMERICA;      LOW PRICES;
EU PUTS DUTIES ON        POTASH AND PHOSPHATE     FARMERS; RECORD     CRISIS SWEEPS ASIA  RUSSIA DEVALUES        CYCLONE IN INDIA
RUSSIAN POTASH;          CONSUMPTION UP           CORN AND WHEAT                          CURRENCY, MOVES TO     POSTPONES NEW
PRICES RISE              SHARPLY; GRAIN STOCKS    PRICES                                  NON-MARKET PRICING     DAP CAPACITY
                         AT ALL-TIME LOW                                                  IN NITROGEN

REVIEW

IN NOVEMBER 1999, POTASH CORPORATION OF SASKATCHEWAN INC. PASSED ITS 10-YEAR MILESTONE AS A PUBLICLY-TRADED COMPANY. IN THOSE 10 YEARS OF RESOURCEFUL GROWTH AND THOUGHTFUL CHANGE, IT HAS REFORGED ITSELF INTO THE WORLD'S LARGEST MANUFACTURER OF THE THREE PRIMARY NUTRIENTS. DESPITE WEATHER, POLITICS AND ECONOMIC SPIRALS, AMID CHANGES IN SUBSIDY LEVELS, APPLICATION RATES AND METHODS, ACREAGE PLANTED AND FARM PROSPECTS, IT HAS RESILIENTLY OUTPERFORMED THE FERTILIZER SECTOR. IN THE 10 FULL YEARS IT HAS BEEN PUBLICLY TRADED, IT HAS MATCHED THE PERFORMANCE OF THE DOW, RETURNING A CUMULATIVE 316 PERCENT TO SHAREHOLDERS.


Potash Corporation of Saskatchewan Inc. (commonly known as PCS or PotashCorp) is a leading supplier of potash (K), phosphate (P) and nitrogen (N) to three distinct market categories: agriculture, as the world's largest and lowest-cost producer of fertilizer products; animal nutrition, as the world's largest producer of phosphate feed ingredients; and industrial chemicals, as the world's largest producer of industrial nitrogen products.

PCS is the world's largest potash company by capacity, with vast excess capacity upon which to draw as markets grow. It is the third largest phosphate company in the world, with large, low-cost reserves and the industry's most diversified product line. It ranks in the top three in nitrogen, producing a wide range of upgraded products.

Products from the 18 PCS facilities spread throughout North America and Trinidad are sold worldwide. PCS owns 9 percent of Israel Chemicals, and is developing a facility in Chile producing sodium nitrate and potassium nitrate.

Under the symbol POT, PotashCorp shares trade on the Toronto and New York stock exchanges. At the end of 1999, 53.7 million shares were outstanding.

POTASH CORPORATION OF SASKATCHEWAN ACHIEVED ITS LEADERSHIP POSITION BY REDEFINING HOW PROFITS CAN BE OPTIMIZED IN A COMMODITY BUSINESS. IT HAS CONCENTRATED ON ITS STRENGTHS AND DEVELOPED A STRATEGY FOR LONG-TERM PROFITABILITY IN EACH OF ITS NUTRIENTS.

REFOCUSED
In potash, PCS matches supply to demand to minimize inventory overhang and grow earnings. In phosphate, it stresses product diversification to maximize production of those products with a market premium. In nitrogen, it emphasizes industrial sales. In every case, the goal is to benefit from the fertilizer market on the upside and shield earnings on the downside, to generate premium shareholder value.

The Company is determined to remain a low-cost supplier of potash and phosphate to global customers and of nitrogen domestically. Reinforcing and strengthening this goal is its long-term business strategy of focusing on the acquisition of quality assets that will build on its strengths, complement it logistically and add strategic value.

In all its products, PotashCorp is striving to become more customer-focused and responsive to customer needs.

With confidence in these strategies, its quality products and its management vision, PCS moves resourcefully into its second decade, anticipating continuing leadership of the world fertilizer industry.

REPORT TO SHAREHOLDERS

[PHOTOGRAPH]

William J. Doyle
PRESIDENT and CEO

It is my privilege to report to you on your Company's assets and our management of its day-to-day operations in 1999, our tenth year as a publicly-traded company. In that decade, a fledgling Saskatchewan potash producer built itself into a world leader in fertilizers, animal nutrition and industrial products. Its assets, over that 10-year period, have quadrupled and its market capitalization has almost quintupled. Net income on a sustaining basis has increased eightfold while sales have multiplied 11 times.

Our tenth year was a difficult one, full of challenges, but your management used it to address our problems and rejuvenate your Company for the long term. The pages that follow will give you a detailed report on 1999, so I will touch only on the major developments.


A YEAR OF MIXED RESULTS

Up front, we must acknowledge that 1999 was a poor year in fertilizer, principally because of North American markets. The spring season disappointed us, as farmers cut costs by putting off fertilizer purchases, and high grain stocks and low grain prices pressured sales throughout the year. Nitrogen was a poor performer in 1999, phosphate weakened through the second half of the year, and only potash held its own. Our feed and industrial businesses were relatively stable, but fertilizer still represents 70 percent of our business. We know agriculture will recover, but we are using the opportunity provided by this downturn to reorient the Company.

Our 1999 sales would have produced earnings of $2.49 per share (1998: $4.82) except for our writedown of our nitrogen assets. Part of that one-time charge was for closing two high-cost nitrogen plants, but most related to a review of the nitrogen goodwill. As a result, PotashCorp recorded a loss of $7.60 per share.

The writedown followed an examination of our nitrogen assets with our auditors. We had done a thorough analysis before we bought those assets in 1997, and anticipated lower prices. But we did not anticipate such extreme external events as China withdrawing from the world urea market and Russian exporters' continued non-market pricing. Nitrogen prices deteriorated rapidly, and we see no basis to expect substantial sustained improvement in the near future.

It seemed prudent to address the problem, and we took the writedown in the third quarter of 1999. We also cut costs by permanently closing two

YOUR COMPANY'S IMMEDIATE GOALS


1  INCREASE        2  IMPROVE OUR      3  EXPAND OUR
RETURN ON CAPITAL  COST POSITIONS IN   PRODUCT LINE AND
                   ALL THREE NUTRIENTS CUSTOMER BASE
                                       BY BUILDING ON
                                       OUR NEWEST
                                       ACQUISITIONS

4  INCREASE        5  INCREASE THE     6  STEADILY
POTASH PRICES      PERCENTAGE OF NON-  INCREASE OUR
WHILE BRINGING ON  FERTILIZER BUSINESS NITROGEN INDUSTRIAL
EXCESS CAPACITY    IN OUR PHOSPHATE    SALES
                   PRODUCT MIX

nitrogen plants and shutting down some phosphate production. In potash, we took more inventory control shutdowns, using the downtime at our Allan mine for a major shaft maintenance project. We continue to look at ways to reduce spending, and have made this goal part of our permanent approach to business.

Our share price has not performed well this year, and it is small consolation that our peers suffered similar or greater declines, all as a result of the drop in fertilizer prices. Shareholders had long urged us to institute a share repurchase program, and we have begun a 5-percent buyback. By November 18, 2000, we plan to buy and cancel up to 2.7 million shares. We had bought 630,000 shares by December 31, 1999, at an average price of US$46.45. You asked us to take this step to strengthen the value of your PCS holdings, and we responded.

A major highlight in 1999 was the increase in the Company's impressive collection of safety records, which gives all of us at PCS a real sense of pride and reaffirms our constant emphasis on safety. We expanded into the specialty fertilizer area with our purchase of Minera Yolanda in Chile, now called
PCS Yumbes, which produces sodium nitrate and potassium nitrate. Late in the year, we signed a memo to purchase a feed phosphate plant in Brazil, and we continue to evaluate acquisition opportunities around the world. In February 2000, we sold our potash mine at Moab, Utah to Intrepid Oil & Gas, LLC of Denver, Colorado, but PCS will continue to market its potash.


CHANGES IN MANAGEMENT

Changes also took place in senior management. Chuck Childers, whose experience and wisdom guided PCS for its first decade and made it an industry leader, retired on June 30, and I was honored to be selected by the Board as the new CEO. Able support has been provided by the management team that is one of your Company's most valuable assets, though you won't find it on our balance sheet. I took up this position on July 1, and our team - .300 hitters and strong fielders, every one - immediately began the refocusing and cost-cutting demanded by the difficult fertilizer situation. We have begun to consolidate our US administrative operations into one office in Chicago, improving efficiency and effectiveness and ending management duplication. And we have taken steps towards our goal of having every task dealt with at the lowest possible level of the Company, to build the strongest group of managers possible throughout PotashCorp.

We were saddened by the death in November of Denis Cote, a veteran member of our Board who made an important contribution to the Company over its formative years. We need to recognize the

YOUR COMPANY'S CONTINUING GOALS


1  REMAIN THE      2  CONTINUE TO         3  REINFORCE           4  BE THE
LEADER AND THE     OUTPERFORM OUR         OUR UNIQUE             INDUSTRY'S LOW-COST
PREFERRED SUPPLIER PEER GROUP IN          STRENGTHS THROUGH      SUPPLIER
IN THE WORLD       SHAREHOLDER RETURN     ACQUISITIONS
FERTILIZER
INDUSTRY

5  CONSTANTLY      6  TAKE SERIOUSLY      7  ESTABLISH EXPLICIT
STRESS SAFETY AND  OUR RESPONSIBILITIES   GOVERNANCE PRACTICES
CARE FOR THE       TO OUR EMPLOYEES       TO SAFEGUARD
ENVIRONMENT AT     AND OUR COMMUNITIES    SHAREHOLDERS'
OUR OPERATIONS                            INTERESTS




contributions of Jim Lardner, who retired at the 1999 annual meeting, and Paul Wise, who has announced that he will not seek re-election in 2000. Both joined the Board in 1989 and the Company has benefited from their valuable counsel.

WHAT CAN YOU EXPECT IN 2000?

We think 2000 will continue to offer challenges in fertilizer, though offshore potash sales should be solid. New capacity in both DAP and nitrogen will maintain pricing pressure on those businesses. Though the horizon shows few definite signs of improvement, things can change quickly in fertilizer. Capacity shutdowns, consolidation and rising grain prices have triggered a rebound in fertilizer earnings in the past, and we expect them to do so again.

We assure you that PCS will use its many strengths wisely to deal with the situation. We continue to identify and support new fertilizer demand in developing nations, where the growth in consumption will come. In 2000, we will produce our first specialty fertilizers from our Chilean property, for crops that cannot use chloride-based products. Our operations will continue to develop and put to work the kind of new technologies that have made us a leader in potash mining automation. And one of our most important initiatives will be to keep growing our industrial and animal feed businesses, always more stable than fertilizer.

My background in sales has taught me that customer service must be our No. 1 driver. We are working to enhance our established ability to meet customer demand in each of our nutrients with quality products in a timely fashion, with value-added products, services and relationships that will truly differentiate us from our competitors worldwide. We have reaffirmed our belief that excellent customer service is the best link to long-term shareholder value.

Above, you can see our short-term and long-term goals for your Company. We expect to be held accountable to these goals, which we consider attainable. You will remember that when the bottom fell out of the market for potash, and then for other fertilizers, in the wake of perestroika and the collapse of the Soviet Union, your Company persevered and profited. We are determined to do so now and in the future, for the benefit of our shareholders, our customers, our employees and all who depend on PotashCorp.







/s/ William J. Doyle
--------------------------------------
William J. Doyle
President and Chief Executive Officer
March 1, 2000

RELIABLE
PRODUCTION

1  POTASH                          2 PHOSPHATE                             3 NITROGEN
World Leadership                   Product Diversification                 Industrial Strength
Million Tonnes Product             Basis Percentage P205                   Million Tonnes N
(1999 Estimates)                                                           (North America)
[CHART]                            [CHART]                                 [CHART]

COMPARED TO ITS COMPETITORS, PCS HAS MORE EXCESS CAPACITY IN POTASH, MORE PRODUCT DIVERSIFICATION IN PHOSPHATE AND MORE INDUSTRIAL SALES IN NITROGEN.

PRODUCTION REPORT

[PHOTO]
PCS HAS 24% OF ANNUAL WORLD POTASH CAPACITY OF APPROXIMATELY 51 MILLION TONNES.

PRODUCTION COSTS
($/tonne KCI)
ITS ALREADY LOW PRODUCTION COSTS WILL ONLY GO LOWER AS PCS BRINGS ON ITS EXCESS POTASH CAPACITY.

[CHART]

PCS CAN MINE FOR 100 YEARS FROM ITS CURRENT SHAFTS.
[PHOTO]
POTASH

      At seven mines in Canada, six of which it owns and operates, PCS produces high-quality potash required by farmers around the world. With well over half of the world's excess capacity, it can increase production as markets grow, further reducing its already low costs per tonne. It makes more than half its annual sales offshore and is an important supplier to developing nations where demand for potash keeps growing. There is no substitute for this vital fertilizer.

     PCS produces about 20 grades to suit its many markets. Its agricultural product, guaranteed to have at least 60 percent K2O (95 percent KCl), is particularly important for corn, soybeans, rice, cotton, bananas and coffee, but all crops require potassium for ultimate growth, health and yield.

     At Yumbes, the new sodium nitrate mine it is developing in Chile, PotashCorp will produce specialty nutrients for use on chloride-sensitive crops. Sodium nitrate is used on cotton, sugar beets and other such specialty crops and, combined with potash into potassium nitrate, it benefits tobacco and high-value horticultural and greenhouse crops. PCS Yumbes will begin production in 2000.
[Photo]

                   POTASH PRODUCTION

                               1999                      1998
                   --------------------------     -------------------
World              41.7 MILLION TONNES (EST.)     41.8 MILLION TONNES
PCS                 6.4 MILLION TONNES             7.0 MILLION TONNES
PCS Share            15%                            17%


PCS POTASH STRENGTHS

1 EXCESS CAPACITY
2 LEADING GLOBAL PLAYER
3 CAPABLE OF PRODUCING MORE POTASH THAN OTHER WORLD COMPANIES AT LOWER COST

HOW IS POTASH USED?

PRODUCTS            PRIMARY END USES

FERTILIZER          Agriculture

INDUSTRIAL          TV/computer screens, water softeners, soaps, perfumes, de-icers
FEED SUPPLEMENTS    Livestock and poultry

     [PHOTO]

POTASH FACT
POTASH IS THE MAJOR SOURCE OF POTASSIUM, NEEDED BY PLANTS TO RAISE YIELDS AND FOOD VALUE, BUILD DISEASE RESISTANCE AND IMPROVE SHIPPING, HANDLING AND STORAGE QUALITIES, AND BY ANIMALS TO HELP GROWTH, MAINTENANCE AND MILK PRODUCTION.

1999 IN REVIEW

     Entering 1999 with its inventories high, and faced with weak North American demand but solid world demand and more Russian product on the market, PCS adhered to its strategy of matching production to demand and produced 9 percent less potash than in 1998. Its production was 6.388 million tonnes, and its mines operated at 52 percent of capacity with a combined 58 weeks of shutdown time, almost twice the 1998 number. This increased production costs, but lowered inventories going into 2000. Allan extended the shutdown period to replace a section of concrete shaft lining with ductile iron tubbing backed by 408 tonnes of high-strength grout.

     PotashCorp agreed in February 2000 to sell its only potash mine in the United States, at Moab, Utah, to Intrepid Oil & Gas, LLC of Denver, Colorado, but will continue marketing its potash.

     In addition to potash, Moab and New Brunswick produced 0.812 million tonnes of sodium chloride (salt), used to de-ice winter roads and make various products.

     Cory and Patience Lake set productivity records.


     [PHOTO]


     Caption: ONE BANANA PROVIDES A PERSON'S ENTIRE DAILY NEED FOR POTASSIUM, WHICH IS ESSENTIAL FOR HEALTHY FUNCTIONING OF THE NERVOUS SYSTEM AND BOOSTS ENERGY. POTASH NUTRIENTS IMPROVE THE BENEFITS BANANAS PROVIDE TO PEOPLE.

                      1999 PRODUCTION (million tonnes KCl)

                    ANNUAL CAPACITY   1999 PRODUCTION     1998 PRODUCTION     MINE SITE EMPLOYEES
                    ---------------   ---------------     ---------------     -------------------
                                                                              (active)
Lanigan SK          3.828             1.594               1.656               330
Rocanville SK       2.295             1.709               1.882               320
Allan SK            1.885              .676               1.142               271
Cory SK             1.361              .674                .676               152
Patience Lake SK    1.033              .260                .254                64
Esterhazy SK1        .951              .726                .543                 2
New Brunswick        .785              .693                .783               322
Moab UT              .059              .056                .059                49
                   ------             -----               -----             -----
TOTAL              12.197             6.388               6.995             1,510

1 Production at Esterhazy is mined from PCS reserves by International Minerals and Chemical (Canada) Limited Partnership under a long-term agreement. For calendar year 2000, the PCS allocation is 0.726 million tonnes.

[PHOTO]
PCS HAS AN ESTIMATED 60% OF WORLD EXCESS POTASH CAPACITY.

PCS IS THE POTASH LEADER IN SASKATCHEWAN, WHICH HAS RESERVES FOR ABOUT 1000 YEARS OF PRODUCTION.

IF IT USED ALL ITS CAPACITY, PCS COULD SUPPLY 30% OF ANNUAL WORLD POTASH CONSUMPTION.
[PHOTO]

POTASH FACT
[PHOTO]
POTASH IS MINED FROM ORE DEEP UNDERGROUND OR EXTRACTED FROM BRINE, AND MILLED ON THE SURFACE.
POTASH FACT
POTASH PRODUCTION COSTS ARE AFFECTED BY: ORE THICKNESS, CONSISTENCY AND CONTINUITY; ORE DEPTH, GEOLOGICAL CONDITIONS AND K2O GRADE; MILL RECOVERY ACHIEVABLE, OPERATIONAL CAPACITY, DEGREE OF AUTOMATION.

     PCS Cassidy Lake in New Brunswick has an annual milling capacity of 1.3 million tonnes and a compaction capacity of 1.0 million tonnes of granular product. In 1999, its 31 employees upgraded and compacted 0.197 million tonnes of standard potash from Rocanville for markets in the eastern US and Canada.

     A small brine inflow continued at PCS New Brunswick throughout 1999, controlled at 400 gallons per minute. A grout curtain wall is being constructed above the mine to seal off the inflow. Potash production was maintained without interruption during the year.

PCS PHOSPHATE STRENGTHS

1 DIVERSIFIED AND LOW-COST PRODUCTION
2 LONG-TERM ROCK RESERVES



PHOSPHATE

From the high-quality phosphoric acid produced at its three US phosphate facilities, PotashCorp makes solid and liquid fertilizers, industrial phosphoric acid and feed supplements for livestock and poultry. Great flexibility enables it to switch production among products to maximize its margins.

    Together, its phosphate facilities at Aurora, North Carolina, White Springs, Florida and Geismar, Louisiana make PCS one of the world's lowest-cost P2O5 producers. Abundant, high-quality phosphate rock reserves at Aurora and White Springs mean its average costs will decline while competitors pay to transport lower-quality rock to their plants. PCS has multi-year permits to draw on its reserves.

    Among its unique strengths in phosphate, PCS produces purer acid than its competitors to upgrade into high-quality industrial acid. Its production of superphosphoric acid at all three locations makes it the world's leading supplier of this fertilizer intermediate geared to the conservation tillage systems increasingly popular with North American farmers. At six plants strategically located across the United States, it produces the feed products Dical and Monocal for swine and cattle, primarily, and DFP for poultry. Its use of black SPA from White Springs lowered the cost position and increased the capacity of its feed plants, enabling it to easily grow its feed business.

     The convenience to tidewater that has made Aurora the Company's main phosphate export location also benefits transportation logistics.


1999 IN REVIEW

     Demand for phosphate fertilizers fell in 1999 and, in response, PCS cut its production of phosphoric acid at Aurora and Geismar in the third quarter and curtailed 18 percent of capacity at White Springs. Its total production of
2.124 million tonnes P2O5 was 10 percent lower than in 1998, and represents 85 percent of total capacity at the three facilities.

     In a year of lower domestic demand for the major solid fertilizer DAP, the phosphoric acid curtailment at White Springs was the equivalent of 22 percent of PotashCorp's DAP capacity. Total 1999 DAP production was 1.737 million tonnes, 10 percent less than in 1998. Production of the liquids MGA and SPA was also down, by 8 percent and 6 percent respectively, and 81 percent and 67 percent of their capacity was used.

[PHOTO]

PCS, THE WORLD'S LARGEST MANUFACTURER OF PHOSPHATE FEED SUPPLEMENTS FOR LIVESTOCK AND POULTRY, HAS NEARLY 50% OF US CAPACITY.

POTASHCORP IS ONE OF THE LOWEST-COST P2O5 PRODUCERS IN THE WORLD.

PHOSPHATE ROCK COSTS $/MT

PCS AVERAGE ROCK COSTS WILL BE STEADILY LESS THAN THE INCREASING COSTS OF ITS LARGE FLORIDA COMPETITORS.

[CHART]

SOURCE: TFI, CRU, PCS

PHOSPHATE FACT

PHOSPHATE IS FOUND IN UNDERGROUND ORE DEPOSITS WHICH YIELD PHOSPHATE ROCK TO MAKE PHOSPHORIC ACID, FEEDSTOCK FOR OTHER PRODUCTS.



     Aurora surmounted unique challenges in 1999. It was hit by four hurricanes, resulting in substantial downtime and close to $1 million in damage. Mining the western edge of its ore deposit presented difficult conditions and produced less ore, raising costs significantly.

     Mining of this difficult ore body is almost completed and the first steps were taken in 1999 to develop the NCPC property, Aurora's most attractive phosphate rock reserve. Beginning in 2001, it will provide the lowest-cost rock in North America, with the first production occurring late in 2000.

     White Springs had record production of phosphate rock in 1999. Its Swift Creek plant continued to operate as a single product producer of black SPA, confirming its position as one of the lowest-cost plants in the industry. It produced 12 percent more P2O5 and 5 percent more black SPA, setting an annual SPA record, while cutting production costs of black SPA.

     Significant freight savings were achieved on inbound sulphur and all outbound products after the Lake City Transload Facility started up in July, providing access to the CSX railroad from White Springs. The facility is designed to transload 0.310 million tonnes of sulphur per year from rail to truck, and the same amount of superphosphoric acid from truck to rail.

PHOSPHATE FACT

     PHOSPHATE IS THE MAJOR SOURCE OF PHOSPHORUS, THE ENERGIZER OF PLANT PRODUCTION, CRUCIAL TO PHOTOSYNTHESIS AND REPRODUCTION AND OTHER
YIELD-DEVELOPING PROCESSES, AND NEEDED BY ANIMALS FOR GENERAL NUTRITION AND NORMAL BODY GROWTH, MAINTENANCE AND REPAIR.

[PHOTO]

                         PRODUCTS                PRIMARY END USES

HOW IS PHOSPHATE USED?   MGA                     Feedstock for other phosphate products
                         DAP                     Agriculture

                         SPA, LOMAG, POLY-N      Liquid fertilizers, feed, industrial products
                         FEED SUPPLEMENTS        Livestock and poultry
                         INDUSTRIAL ACID         Soft drinks, food products, industrial detergents, metal treating, water treatment

                                    [PHOTO]

     With the idling of the PCS export terminal at Jacksonville, Florida, White Springs now exports through the port facility at Morehead City, North Carolina used by Aurora. This consolidation helped reduce distribution costs and improve services.

PHOSPHATE FEED PRODUCTION

     The world's largest manufacturer of phosphate feed supplements for livestock and poultry, PotashCorp produced 0.709 million tonnes of Dical, Monocal and DFP in 1999, nearly 40 percent of total US feed phosphate production. Company production was down 3 percent from 1998.

     Weeping Water, Kinston, Marseilles, Davenport and one White Springs facility produced Dical and Monocal. DFP was produced at White Springs and at Saltville, until the latter was permanently closed on September 1. Saltville had consistently higher production costs than the White Springs DFP plant, where a new product processing method increased recovery by 3 to 5 percent.


                         1999 ROCK AND ACID PRODUCTION


                        PHOSPHATE ROCK (million tonnes)          PHOSPHORIC ACID (million tonnes P2O5)
                        ----------------------------------       ---------------------------------------------------
                        ANNUAL     1999         1998             ANNUAL        1999         1998           EMPLOYEES
                        CAPACITY   PRODUCTION   PRODUCTION       CAPACITY      PRODUCTION   PRODUCTION     (active)
                        --------   ----------   ----------       --------      ----------   ----------     ---------
Aurora NC               6.0        4.451        4.738            1.202         1.070        1.193          1,193
White Springs FL        3.6        3.594        3.393            1.093          .858         .956          1,047
Geismar LA              -          -            -                 .202          .196         .214             45
                        ---        -----        -----            -----         -----        -----          -----
TOTAL                   9.6        8.045        8.131            2.497         2.124        2.363          2,285

               1999 PHOSPHATE PRODUCTION (million tonnes product)

                                   AURORA                            WHITE SPRINGS                        GEISMAR
                        --------------------------------   --------------------------------   ----------------------------------
                        ANNUAL    1999        1998         ANNUAL    1999        1998         ANNUAL     1999         1998
                        CAPACITY  PRODUCTION  PRODUCTION   CAPACITY  PRODUCTION  PRODUCTION   CAPACITY   PRODUCTION   PRODUCTION
                        --------  ----------  ----------   --------  ----------  ----------   --------   ----------   ----------
Liquids:      MGA1      1.835     1.607       1.789        1.908     1.343       1.456        .337       .356         .357
              SPA        .676      .398        .437        1.138      .815        .822        .196       .134         .180
Solids        DAP       1.247     1.152       1.225         .710      .585        .700        -          -            -

 1 A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

                1999 PHOSPHATE FEED PRODUCTION (million tonnes)

                             ANNUAL CAPACITY      1999 PRODUCTION       1998 PRODUCTION        EMPLOYEES
                             ---------------      ---------------       ---------------        ---------
                                                                                               (active)
Davenport IA                 .280                 .088                  .094                      25
Marseilles IL                .278                 .164                  .175                      36
White Springs FL (D/M)       .218                 .122                  .096                      24
Weeping Water NE             .209                 .149                  .154                      42
Kinston NC                   .141                 .066                  .059                      21
White Springs FL (DFP)       .100                 .079                  .086                      41
Saltville VA*                .078                 .041                  .068                       4
                            -----                 ----                  ----                     ---
TOTAL                       1.304                 .709                  .732                     193

* Ceased production August 31, 1999.

                           PHOSPHORIC ACID PRODUCTION

                              1999                          1998
World             28.2 MILLION TONNES P2O5 (EST.) 27.9 MILLION TONNES P2O5
PCS                2.1 MILLION TONNES P2O5         2.4 MILLION TONNES P2O5
PCS Share            7%                              9%

[PHOTO]

     PCS built a potash storage dome at the Marseilles feed plant, which receives unit trains of potash for loading into trucks for shipment to customers. The dome is the first phase of a warehousing complex that could ultimately offer all three nutrients and produce cost-saving synergies by reducing overall distribution costs.

PURIFIED ACID
     The purified acid plant at Aurora produced 0.117 million tonnes P2O5 for industrial use, operating at 87 percent of its rated capacity of 0.135 million tonnes.


PHOSPHATE FACT:

PHOSPHATE ROCK PRODUCTION COSTS ARE AFFECTED BY ORE THICKNESS, CONSISTENCY AND CONTINUITY, DEPTH, GEOLOGICAL CONDITIONS AND CONCENTRATION RATIO (TONNES OF ORE REMOVED PER TONNE OF PHOSPHATE ROCK).

PCS NITROGEN STRENGTHS

     1 LARGE PERCENTAGE OF INDUSTRIAL SALES
     2 AMMONIA PRODUCTION IN TRINIDAD WITH LOWER-COST GAS

NITROGEN

At four plants in the United States and a large complex in Trinidad, PCS makes upgraded nitrogen products for agriculture and industry. The most diversified producer, it makes all the nitrogen fertilizers plus industrial products used in the manufacture of essential and familiar products for home, car, building and pharmaceuticals. Its micro prilled urea is used as a supplement to help build protein in beef and dairy cattle, and in horticulture.

     Competitive production of nitrogen products depends on adequate supplies of natural gas. PotashCorp has the advantage of producing much of its ammonia at low cost in Trinidad, where the natural gas price is indexed to ammonia prices in the Caribbean; this will become increasingly important as gas prices rise elsewhere. For its US production, it purchases half its natural gas at fixed prices and half from the market, often at reduced prices due to its hedging practice.

     Florida DAP producers buy much of the PCS ammonia produced in Trinidad. Half its US production goes to industrial

[PHOTO]
PCS DIVIDES ITS NITROGEN PRODUCTION ALMOST 50-50 BETWEEN AGRICULTURE AND
INDUSTRY.



WESTERN HEMISPHERE MAJOR AMMONIA PRODUCERS (Million Tonnes Ammonia)

HALF OF THE PCS AMMONIA CAPACITY IS IN TRINIDAD, WHERE IT BENEFITS FROM LOW-COST NATURAL GAS.

[GRAPH]

PCS BENEFITS FROM ITS STRATEGIC PLANT LOCATIONS IN THE US, WHICH HAVE A $25 PER TONNE TRANSPORTATION ADVANTAGE OVER GULF COAST COMPETITORS.

                   AMMONIA PRODUCTION
                           1999                           1998
World              131.3 MILLION TONNES (EST.)   126.7 MILLION TONNES
PCS                  3.8 MILLION TONNES            3.8 MILLION TONNES
PCS Share             3%                            3%

customers as ammonia or upgraded products, and it can use 38 percent of the remaining ammonia for its own DAP production. Its agricultural nitrogen business benefits from strategic plant locations in the US Midwest, close to customers and profiting from a positive price differential with the Gulf.

1999 IN REVIEW

     With continued pressure on world nitrogen prices, PotashCorp produced more of its ammonia - the raw material for value-added nitrogen products - at its low-cost Trinidad plants and closed two high-cost plants in the United States. Operating at 93 percent of capacity, the highly efficient Trinidad plants produced 45 percent of the Company's 3.827 million tonnes of ammonia, up from 37 percent in 1998. In total, PCS produced slightly more ammonia than in 1998, using 89 percent of capacity.

     With its new Train 5 nitric acid plant on stream, Geismar produced record volumes of that product earmarked for industrial production. Augusta had record production of nitric acid and ammonium nitrate, and Lima set a record for urea.

     Production at Clinton and LaPlatte ceased on August 12, following a thorough review of current and future market conditions which convinced the Company that neither plant could be operated competitively.

     On December 31, Trinidad's 01 and 02 ammonia plants were shut down by the Company following expiration of its natural gas supply contract. Two years of negotiations with the National Gas Company of Trinidad were unable to secure a new agreement. These two plants represent about half the Company's total Trinidad ammonia capacity. Negotiations are continuing.

NITROGEN FACT:

NITROGEN IS REQUIRED BY EVERY LIVING CELL AND IS PART OF THE GENETIC BLUEPRINTS RNA AND DNA.

[PHOTO]

CAPTION: LESS THAN 5 PERCENT OF THE NITROGEN THAT FERTILIZES SOILS COMES FROM LIGHTNING FLASHING THROUGH MOIST AIR; WORLD FOOD PRODUCTION DEPENDS ON MANUFACTURED NITROGEN.

\


                       PRODUCTS                  PRIMARY END USES
                       --------                  ----------------
HOW IS                 AMMONIA                   Fertilizer for agriculture; feedstock for industrial and other nitrogen products
NITROGEN               UREA                      Agriculture, pharmaceuticals, plastics, resins, adhesives, dyes, pool chemicals,
USED?                                            humulin for diabetics; feed supplements for livestock
                       NITRIC ACID               Carpets, photography, batteries, lacquers and paints, tires, ammonium nitrate
                       AMMONIUM NITRATE          Agriculture, explosives for mining, construction and road work
                       NITROGEN SOLUTIONS        Agriculture

[PHOTO]


INDUSTRIAL PRODUCTION
     Many PCS products have widespread industrial uses. More than 73 percent of ammonia produced and sold by the Company in the US in 1999 went to industry, along with 67 percent of urea, 70 percent of ammonium nitrate and all nitric acid.

     PotashCorp also produced 0.109 million tonnes of micro prilled urea for feed and industrial purposes at Memphis, 18 percent more than in 1998.


NITROGEN FACT:

NITROGEN PRODUCTS ARE MANUFACTURED FROM FEEDSTOCK AMMONIA SYNTHESIZED FROM NATURAL GAS, STEAM AND AIR; AMMONIA IS ALSO THE MOST CONCENTRATED NITROGEN FERTILIZER. UREA IS THE MAJOR FERTILIZER SOURCE OF NITROGEN. SOLID FERTILIZER AMMONIUM NITRATE IS MADE FROM NITRIC ACID. LIQUID FORMS OF UREA AND AMMONIUM NITRATE ARE COMBINED INTO NITROGEN SOLUTIONS.

                        1999 PRODUCTION (million tonnes)

                           AMMONIA 1                      NITRIC ACID 1 2                    UREA SOLIDS
                --------------------------------  --------------------------------  --------------------------------
                 ANNUAL      1999        1998      ANNUAL      1999        1998      ANNUAL      1999        1998
                CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION
                --------  ----------  ----------  --------  ----------  ----------  --------  ----------  ----------

Trinidad         1.833      1.705        1.399          -          -           -      .602        .589       .512
Augusta GA        .653       .651         .666       .522       .512        .511      .363        .335       .348
Lima OH           .542       .550         .481       .097       .098        .103      .370        .327       .260
Geismar LA        .483       .396         .473       .844       .566        .517         -           -          -
Memphis TN        .371       .325         .373          -          -           -      .409        .354       .395
Clinton IA4       .238       .107         .226       .126       .038        .122         -           -          -
LaPlatte NE4      .182       .093         .188       .178       .059        .158         -           -          -
                 -----      -----        -----      -----      -----       -----     -----       -----      -----
TOTAL            4.302      3.827        3.806      1.767*     1.273       1.411*    1.744       1.605      1.515


    AMMONIUM NITRATE SOLIDS                   NITROGEN SOLUTIONS 3
--------------------------------  -------------------------------------------
 ANNUAL      1999        1998      ANNUAL      1999        1998     EMPLOYEES
CAPACITY  PRODUCTION  PRODUCTION  CAPACITY  PRODUCTION  PRODUCTION  (ACTIVE)
--------  ----------  ----------  --------  ----------  ----------  ---------

     -          -           -           -          -          -        376
  .442       .412        .410        .581       .403       .467        125
     -          -           -        .227       .131       .157         45
     -          -           -       1.028       .695       .955        144
     -          -           -           -          -          -        137
  .079       .030        .078        .163       .026       .081         29
     -          -           -        .436       .163       .436         33
  ----       ----        ----       -----      -----      -----        ---
  .521       .442        .488       2.435*     1.418      2.096*       848 6


* Totals do not include the Wilmington NC plant which closed in June 1998.

1 A substantial portion of ammonia and nitric acid is upgraded to other products.
2 HNO3 tonnes.
3 Capacity and production are based on 32% N content.
4 Ceased production August 12, 1999.
5 BP Chemicals operates the Lima facility under an operational agreement with
  PCS Nitrogen.
6 460 contract employees work at the nitrogen plants, for a total active workforce of 1,308.

[PHOTO] NITROGEN FACT:

NITROGEN IS NEEDED BY ANIMALS FOR PROPER NUTRITION AND MATURATION, AND IS THE FUNDAMENTAL BUILDING BLOCK OF PLANT PROTEINS, IMPROVING YIELD AND QUALITY.


[PHOTO]

CAPTION: QUALITY AND CHOICE IN PAINTS HAVE ENCOURAGED THEIR WIDESPREAD USE IN HOME DECORATING. UPGRADED NITROGEN PRODUCTS ARE NEEDED IN PAINT PRODUCTION.

RESPONSIVE
SALES


1 POTASH                          2 PHOSPHATE                                   3 NITROGEN

RISING SALES                      STABLE NON-FERTILIZER PRICES                  INDUSTRIAL GROWTH
PCS REVENUE $ MILLIONS            $/MT                                          PERCENTAGE OF PCS VOLUMES
[CHART]                           [CHART]                                       [CHART]

INCREASING WORLD DEMAND IN POTASH, INCREASING SALES IN THE MORE STABLE PHOSPHATE PRODUCTS AND INCREASING INDUSTRIAL SALES IN NITROGEN WILL CONTRIBUTE TO THE POTASHCORP SUCCESS.

SALES REPORT

[PHOTO]

WORLD POPULATION, RISING BY 75 MILLION A YEAR, REACHED 6 BILLION IN OCTOBER 1999, AND AN EXTRA 20 MILLION TONNES OF GRAIN ARE NEEDED ANNUALLY TO FEED IT.

[PHOTO]

ALMOST 75% OF CHINA'S CULTIVATED FARMLAND IS DEFICIENT IN PHOSPHORUS, AND IT NEEDS TO USE 2 TIMES AS MUCH POTASH TO GET BALANCED NUTRITION IN ITS SOILS.

PCS HAS 6 TIMES AS MANY FERTILIZER CUSTOMERS AS WHEN IT PRODUCED ONLY POTASH.

[PHOTO]

In 1999, the world's farmers again used more fertilizer, and total sales of nitrogen, phosphate and potash exceeded 1998 levels by approximately 2 percent. Asia, which consumes large quantities of fertilizer, recovered impressively from its economic problems, with almost the entire region enjoying economic growth. Domestic sales of all three fertilizers were down because low grain prices discouraged North American farmers from fertilizer inputs, but export demand pulled overall sales of nitrogen up by 3 percent, potash by 2 percent and phosphate by 1 percent.

     Through its efficient transportation network of railways, trucks, river barges and ocean-going bulk carriers, plus its strategically located warehouses, PCS served its 2,000 customers swiftly and smoothly. It is a reliable supplier able to provide the just-in-time delivery the markets want.

     A 1999 focus group of fertilizer dealers in the US Midwest rated PotashCorp the most trustworthy of the major fertilizer suppliers, and the most friendly, modern, helpful, prepared and on-time. Customers for PCS industrial products found it the most reliable of all industrial suppliers, noting its knowledge and expertise. PCS was the first fertilizer company to receive the Supplier of the Year award from The Scotts Company, the world's leading producer and marketer of products for the do-it-yourself lawn and garden business, professional turf business and horticulture industry. It is one of the Company's largest urea customers.

     The United States is the major fertilizer market for PCS. In 1999, the Company supplied about 30 percent of the potash used in this market, which is the world's largest consumer of potash. The US is also a big user of phosphate fertilizers and PCS has nearly one-fifth of the DAP market and about half the growing market for liquid fertilizers, as well as nearly 40 percent of the market for phosphate feed products for livestock and poultry. PCS is a significant supplier of ammonia and urea used in agriculture and industry in the US, which is a major producer and consumer in both areas. It had approximately 30 percent of the US industrial nitrogen market and one-sixth of the total North American nitrogen market.

     PCS is an important supplier of potash and phosphate to offshore markets. The majority of its offshore potash sales are

PCS MARKET STRENGTHS

1 MULTIPLE PRODUCT LOCATIONS
2 EFFICIENT TRANSPORTATION NETWORK
3 ONE-STOP SHOPPING CONVENIENCE

MARKET FACT:

THE UNITED STATES: MATURE MARKET WITH RELATIVELY STABLE ANNUAL CONSUMPTION AFFECTED MAINLY BY ACREAGE PLANTED AND APPLICATION RATES PER ACRE.

handled by Canpotex, the export sales agency for Saskatchewan producers. PhosChem, an association for US exports of phosphate fertilizers, is responsible for the Company's offshore phosphate sales. PCS Sales handles liquid phosphate exports for PhosChem, plus offshore sales of the Company's New Brunswick potash and Mississippi Chemical's potash from New Mexico, and all sales of PCS nitrogen products.

MARKET FACT:

CHINA: WORLD'S LARGEST CONSUMER OF FERTILIZER, A MAJOR POTASH AND PHOSPHATE IMPORTER EVOLVING FROM CENTRALIZED PURCHASING TO A MULTIPLE CUSTOMER SYSTEM.

[PHOTO]

MARKET FACT:

INDIA: IMPORTANT POTASH, PHOSPHATE AND UREA MARKET WHERE PURCHASES ARE AFFECTED BY SUBSIDY LEVELS.

     The major offshore fertilizer markets are China, Brazil and India.

[PHOTO]

MARKET FACT:

BRAZIL: LARGEST AGRICULTURAL PRODUCER IN LATIN AMERICA, APPLIES FERTILIZER TO CASH CROPS IT GROWS FOR EXPORT, PARTICULARLY SOYBEANS, COFFEE AND SUGAR CANE.

     China, with limited arable land to feed 22 percent of world population, is relying on the use of more fertilizer. Its potash consumption has risen by an average of 9 percent a year over the last decade, and PCS is a major supplier. China is the world's largest DAP importer, and PhosChem supplies about 60 percent of its imports. China was the world's largest importer of urea until 1997, when it suddenly halted imports, affecting markets for both ammonia and urea.

     As the largest country and the largest agricultural producer in South America, Brazil is a major potash consumer and an important market for PotashCorp. It is the largest single market for product from the Company's New Brunswick facility, which is ideally located to serve Latin America and Europe.

     India is not usually a major potash market for PCS, but its purchases support prices and absorb tonnage that would otherwise compete with the Company's potash. India is a leading phosphate importer, getting most of its DAP from the US and its MGA from Morocco. It buys DAP, or it buys MGA to make DAP, depending on price.

[PHOTO]

CAPTION: 400 BILLION CUPS OF COFFEE ARE ENJOYED EVERY YEAR AROUND THE WORLD, AND 35 PERCENT OF THAT COFFEE IS GROWN IN BRAZIL, A MAJOR POTASH IMPORTER.

[PHOTO]

CHINA'S FOREIGN EXCHANGE RESERVES ARE AROUND $155 BILLION, AND RESERVES AND FERTILIZER IMPORTS USUALLY TRACK EACH OTHER.

POTASH FERTILIZER CONSUMPTION IN LATIN AMERICA
MILLION TONNES K2O

COUNTRIES IN LATIN AMERICA ARE SHARPLY INCREASING THEIR USE OF POTASH.

[GRAPH]

SOURCE: FAO, IFA, FERTECON

1/3 OF US CROP YIELD IS DUE TO APPLICATION OF FERTILIZER.

[PHOTO]

1999 SALES

POTASH

World demand for potash grew by an estimated 2 percent in 1999, but high inventories and weak domestic demand early in the year encouraged much of the industry to institute plant shutdowns, easing supply and sustaining prices. No new supply came on stream. World sales are estimated at 41.5 million tonnes, and PCS sold almost 16 percent of that, 6.474 million tonnes split 56-44 percent offshore and domestic. Total sales were 3 percent higher than in 1998 and just 2 percent below the 1997 record.

DOMESTIC

     In 1999, PotashCorp sold 2.871 million tonnes of potash domestically, meeting 31 percent of North American demand. This was 6 percent higher than in 1998 and within 5 percent of the 1997 record; it includes 0.261 million tonnes from the Cassidy Lake mill in New Brunswick. The United States market took 90 percent of PCS domestic sales, with large agricultural co-ops and national firms the major customers.

     First-quarter sales topped 1998 by 13 percent, setting a new first-quarter record. Second-quarter sales volumes were 11 percent higher than in 1998. Third-quarter sales were down, but fourth-quarter sales rose significantly with good fall application.

     Domestic prices in the first half were the strongest in more than a decade, though an increase planned for March did not go through. Prices fell back sharply in the third quarter, reflecting aggressive selling by a competitor, but increases took effect in November.

[PHOTO]

Caption: RICE IS THE STAPLE FOOD OF HALF THE WORLD'S POPULATION, AND USES 13 PERCENT OF MINERAL FERTILIZERS CONSUMED WORLDWIDE.

[PHOTO]

Caption: OIL PALM, WIDELY GROWN IN SOUTHEAST ASIA AND A MAJOR POTASH USER, PRODUCES 22 PERCENT OF THE WORLD'S VEGETABLE OIL, FOR FOOD, FEEDSTUFFS AND INDUSTRIAL USES.

WORLD FERTILIZER TRADE

MORE THAN 150 COUNTRIES USE POTASH BUT THERE ARE ONLY 7 MAJOR PRODUCERS; NEARLY 80 PERCENT OF WORLD PRODUCTION MOVES ACROSS BORDERS.

OFFSHORE

     Export markets bought 3.603 million tonnes of PCS potash in 1999, 1 percent more than in 1998 and almost equal to 1997. The Company's biggest markets were again China, which purchased 24 percent of total offshore sales by PotashCorp, and Brazil, which made a powerful comeback after a slow start. The emerging markets of Thailand and Vietnam were strong, and Indonesia increased its imports after cutting back for financial reasons; together these three markets took 10 percent of total sales.

     Canpotex set a sales record of 5.30 million tonnes; much of that success was due to continued strong sales to improving economies in Southeast Asia, particularly South Korea, Indonesia and the Philippines. Malaysia, Thailand and Vietnam were solid purchasers. Though India is not usually a major market for Canadian potash, it bought 0.25 million tonnes from Canpotex in 1999. Sales to China were maintained at 1.56 million tonnes despite Former Soviet Union (FSU) competition, amounting to 29 percent of all potash sold by Canpotex. The export agency ended the year by announcing the biggest single potash sale in Canadian history, 1.60 million tonnes to China to be delivered in the first half of 2000. It means that Canpotex sales to China in the first six months of 2000 will equal or slightly exceed the previous annual record.

     Despite credit and financial problems in the first half of 1999 after its currency, the real, was devalued in January, Brazil bought 9 percent of the potash sold by Canpotex. It was the single biggest market for PCS product from New Brunswick, taking 0.406 million tonnes, or 58 percent of the division's total sales.

     Price increases were achieved with China, Japan, South Korea and Australia for the first half of 1999, but Canpotex was unable to negotiate higher prices in the second half. Increases in Malaysia finally brought prices there into line with other markets in Southeast Asia.

NON-FERTILIZER

     More than 7 percent of 1999 potash sales were industrial, sold to customers who refine it further or use it for manufacture of other products. At 0.471 million tonnes, sales were 7 percent higher than in 1998; two-thirds went offshore, where Japan, South Korea and China are important customers. Prices were up by 1 percent.

     A small amount of PCS potash is sold for animal feed supplements, 0.034 million tonnes in 1999, 24 percent more than the previous year.

     All non-fertilizer sales are included in domestic and offshore totals.

[PHOTO]

Caption: NEARLY 3 MILLION TONNES OF COCOA BEANS ARE GROWN EACH YEAR WITH SUBSTANTIAL APPLICATION OF POTASH AND NITROGEN FERTILIZERS, AND ONE-QUARTER OF THOSE ARE USED TO MAKE CHOCOLATES AND CONFECTIONERIES.

[PHOTO]

Caption: ORANGE TREES FERTILIZED WITH PHOSPHATE HAVE SWEETER AND JUICIER FRUIT.

PHOSPHATES

World demand for phosphates, particularly fertilizers, climbed in 1999, despite sharply-reduced demand in the United States due to weather and low grain prices. World trade in phosphate fertilizers increased by more than 1 percent, on top of 2 percent the previous year.

     The solid fertilizer DAP was the phosphate fertilizer of choice, despite lower US demand. World DAP production and consumption rose by about 6 percent, double the 1998 increase. India was a major importer, taking 70 percent more DAP than in 1998, and China imported about 5.1 million tonnes.

     World MGA production and consumption rose by more than 1 percent. Again, India was the largest single importer of MGA, which it uses to make DAP, and its purchases in 1999 amounted to more than half of international trade. The second largest importer was Western Europe, with 30 percent of international trade; most is used to produce upgraded fertilizer products.

     In 1999, PotashCorp sold 4.016 million tonnes of phosphate products, 13 percent below its 1998 record. Two-thirds of sales were domestic, amounting to 22 percent of North American phosphate sales, including one-third of all non-fertilizer phosphate sales.

[PHOTO]

Caption: THE INCREASING NUMBER OF PETS WORLDWIDE CAN RELY ON PCS ANIMAL FEED SUPPLEMENTS FOR GOOD NUTRITION.

PHOSPHATE PRODUCTS

     Two-thirds of the solid and liquid phosphates sold by PCS went into fertilizers. Feed supplements for livestock and poultry made up 22 percent, and industrial and purified product comprised the remainder. The Company's decision to reduce its phosphate production resulted in lower sales of solid and liquid phosphates.

WORLD FERTILIZER TRADE

ABOUT 60 COUNTRIES PRODUCE PHOSPHATE PRODUCTS, AND NEARLY 40 PERCENT OF WORLD PRODUCTION IS TRADED.

     SOLID PHOSPHATES: DAP is the most significant solid phosphate fertilizer, and in 1999 PCS sold 1.673 million tonnes, 15 percent below 1998. More than half went offshore through PhosChem, whose DAP sales approximately equalled the
4.91 million tonnes of 1998. PCS supplied nearly one-fifth of that total, but the Company's offshore sales were down 17 percent due to its decision in March to stress domestic sales and a decline in fourth-quarter purchases by China. Nonetheless, China was by far the Company's largest purchaser; India was second. Pakistan and New Zealand were other major purchasers. After a strong first quarter, offshore prices declined.

     Domestic sales totalled 0.775 million tonnes, 46 percent of total DAP sales and 12 percent below 1998 levels. Prices, strong in the first half, fell thereafter.

     LIQUID PHOSPHATES: Sales of liquid phosphates fell in 1999 to 1.261 million tonnes, 18 percent below the 1998 record. Domestic sales of 0.948 million tonnes made up 75 percent of the total. LoMag, a superphosphoric acid used in conservation tillage systems, was the major domestic product

                                    [PHOTO]


Caption: MORE THAN 30,000 TONNES OF PHOSPHORIC ACID ARE USED EACH YEAR TO MEET THE WORLD'S DEMAND FOR SOFT DRINKS.


at 41 percent of liquid sales. Domestic prices were changeable but were highest in the first quarter.

     Offshore sales of 0.313 million tonnes were 27 percent less than in 1998; amber MGA was the major product. PCS sells liquids offshore through PhosChem, and supplied 81 percent of the association's sales of 0.39 million tonnes. India was the single biggest market, followed by Australia. Pricing was down throughout 1999.

     FEED SUPPLEMENTS: In 1999, PotashCorp sold 0.721 million tonnes of phosphate feed supplements, 4 percent less than in 1998. More than half was Monocal, with Dical comprising 24 percent, DFP 19 percent and MAP/DAP 2 percent. Domestic sales made up 82 percent.

     Offshore sales rose to 18 percent of the total. The first sales were made to Argentina, Bahamas, Jamaica, Panama and Paraguay, and sales to Brazil, Thailand and the Dominican Republic were up. Asian markets were stable, with some growth.

     Average prices fell 2 percent on a year-over-year basis.

     INDUSTRIAL PRODUCTS: In 1999, Aurora produced food-grade phosphoric acid and technical grade for industrial processes and products in a joint venture with Albright & Wilson. Product sales totalled 0.200 million tonnes. Geismar sold 0.161 million tonnes of phosphoric acid product under contract to Rhodia, Inc. as a feedstock for its adjacent food-grade acid purification plant.

     Sales volumes of all phosphates sold for industrial use were almost identical to 1998, and all sales were domestic.

     Average prices were flat on a year-over-year basis.

   WORLD FERTILIZER TRADE

MORE THAN 75 COUNTRIES PRODUCE AMMONIA AND MOST USE THEIR PRODUCTION INTERNALLY, SO CROSS-BORDER TRADE IS LIMITED, AVERAGING ABOUT 11 PERCENT ANNUALLY.

   NITROGEN

In 1999, the world nitrogen industry continued to be plagued by over-capacity which led to over-production and large inventories that depressed prices. By early summer, US producers instituted permanent and temporary shutdowns which cut production. At year-end, with normal producer inventories and low non-producer inventories, all non-permanent US curtailments had been rescinded.

     In these uncertain circumstances, world consumption of ammonia for agriculture and industry rose by 3 percent. It was up in Russia, India, China, Ukraine, Egypt, Indonesia, Pakistan and Central Europe, and down in the United States and Western Europe. Production rose in Russia (where Gazprom continued to provide producers with low-cost natural gas, a major input into ammonia production), India, Trinidad, China, Ukraine and Egypt, and fell in Western Europe and the US.

     World sales of nitrogen fertilizer products were up 3 percent, but sales in the United States were much like 1998. China remained out of the urea market, while increasing its domestic production.

     While the over-supply of ammonia had a detrimental effect on prices, PCS was aided by its industrial product sales.

NITROGEN PRODUCTS

     In 1999, PCS sold 7.951 million tonnes of nitrogen products, manufactured and purchased; nearly 50 percent were non-fertilizer products. Total sales rose by 2 percent and domestic markets took 88 percent. Sales of manufactured product rose 3 percent, while resale of purchased product fell by 22 percent, continuing the 1998 decline. Most purchased product was ammonia bought from a Russian producer under contract. PCS decreased ammonia purchases from all sources by 12 percent, compared to 1998, by using its own ammonia.

     Sales of ammonia as fertilizer and as feedstock for other nitrogen products totalled 1.915 million tonnes, 28 percent more than in 1998. Ninety percent was domestic.

                                    [PHOTO]

Caption: PRODUCING 1 POUND OF BEEF REQUIRES 7 POUNDS OF GRAIN; PORK REQUIRES 4 POUNDS AND CHICKEN 2 POUNDS.

                       AMMONIA FARM PRICE VS. LDAN PRICE

                                    [GRAPH]

Caption: PRICES FOR LOW DENSITY AMMONIUM NITRATE, USED EXCLUSIVELY FOR INDUSTRIAL PURPOSES, ARE FAR MORE STABLE THAN AMMONIA PRICES.

SOURCE: USDA, NASS, CRU

     Urea sales were up 13 percent, to 1.614 million tonnes. PotashCorp exported 17 percent of its urea, its largest export nitrogen product; all of that was from Trinidad.

     Since it shut down one-quarter of its nitrogen solutions capacity with closure of its LaPlatte and Clinton plants in August, PCS sold 22 percent less of this multi-purpose liquid fertilizer. Sales, all domestic, totalled 1.681 million tonnes.

     Sales of ammonium nitrate totalled 0.414 million tonnes, 11 percent less than in 1998, while at 0.647 million tonnes, nitric acid sales were up 55 percent. Other manufactured nitrogen products sold totalled 1.246 million tonnes. The large majority of these sales were domestic.

     Sales to industrial customers are found in the above product categories. These higher-margin sales are mostly domestic and totalled 3.766 million tonnes in 1999, up 11 percent. They include sales of carbon dioxide, now classified by the Company as an industrial product; 1998 figures have been adjusted accordingly. Industrial sales of ammonia represented 23 percent of the US industrial market for ammonia, sales of urea were 47 percent, ammonium nitrate 12 percent and nitric acid 41 percent.

     Also included in total 1999 sales were nitrogen feed sales of 0.097 million tonnes, a 30-percent increase over 1998. Ninety-four percent was urea prills and the rest urea solutions. Almost all sales were domestic.

     Average prices for ammonia and urea, the key internationally traded nitrogen products, were both down 20 percent from 1998 due to the continued effects of world over-capacity. Fertilizer prices were hardest hit, but moved up moderately with the seasonal demand peaks at spring and fall planting. Prices softened after the spring peak, and several world and US producers curtailed production. After strengthening during the fall season, prices maintained that position and ended the year close to their 1999 high. Industrial prices were less affected but also declined, from 12 percent for ammonium nitrate to 19 percent for urea. Feed prices strengthened toward the end of the year.

                                    [PHOTO]

Caption: 60 YEARS AFTER SWIMMING WAS ACCEPTED INTO THE OLYMPICS, THE FIRST BUTTERFLY COMPETITION WAS HELD. NITROGEN AND POTASH ARE USED IN SWIMMING POOL CHEMICALS, WHILE PHOSPHATE IS IMPORTANT IN WATER TREATMENT.

                             WORLD FERTILIZER TRADE

                         2000 (FORECAST)             1999 (ESTIMATE)              1998
                         ---------------             ---------------              ----
POTASH                   33.5 MILLION TONNES         32.6 MILLION TONNES          31.4 MILLION TONNES
PHOSPHORIC ACID           4.4 MILLION TONNES P2O5     4.2 MILLION TONNES P2O5      4.2 MILLION TONNES P2O5
AMMONIA                  14.4 MILLION TONNES         13.9 MILLION TONNES          13.9 MILLION TONNES

                                    [PHOTO]

Bottom Caption: TAIWAN, WITH ITS INTENSIVE AGRICULTURE, PRODUCES 5 CROPS A YEAR.

REFLECTIONS on 2000 AND BEYOND

The long-term fertilizer scenario is richly promising, for rising world population and economic growth push demand for food, which drives fertilizer demand. With its wealth of low-cost potash and phosphate reserves and its efficient nitrogen production, PCS is in an ideal position to provide that fertilizer. In potash and phosphate, particularly, its accessibility to markets, reliability and quality of product make it a supplier of choice to developing nations, the regions of rising population and food requirements, and the engines of growth in fertilizer demand.

     In the short term, uncertainty hangs over fertilizer. In 2000, the industry could begin to move out of the trough and start up the foothills as demand continues to rise, but in all three nutrients, supply is the crux. In potash, most excess capacity is in PotashCorp hands, and no major new capacity is planned in 2000. New phosphate and nitrogen production is scheduled to come on stream; its effect will depend on how much comes on and how quickly, and how efficiently the market restructures to deal with it.

     In concert with supply, world trade affects fertilizer prices. In 2000, trade in both potash and phosphoric acid is expected to continue to increase. Trade in DAP, the major phosphate fertilizer, may be below 1999 levels as new plants displace exports. In nitrogen, ammonia trade, which represents a small percentage of production, is expected to rise somewhat as new export supply comes on stream. Trade in the upgraded nitrogen product urea, which is easier to transport and traded extensively, is likely to continue the recovery begun in 1999 after two years of decline.

     Nitrogen consumption around the world continues to rise, but 5 million tonnes of new ammonia capacity is planned worldwide in 2000. This expansion is really a response to cheap natural gas, as many countries try to monetize their gas reserves. Plant shutdowns in the United States in 1999 temporarily eased over-capacity, but most of these plants are back up and running. For inefficient 30-year-old North American plants that use outdated technology and are too small to benefit from economies of scale, the gas price problem is a looming cloud.

     New capacity in South America is expected to come on stream in the second half of 2000, but Mexico has shut down much of its urea capacity and some ammonia plants, and could be a market for some of that new product. China has given no indication of plans to return to the urea market, although its inventories are down. It continues to support its costly local nitrogen production. Russian exports could be the wild card in nitrogen; Russia previously supplied urea to South America and Mexico and, displaced from those markets by new production, its producers may cut prices to reap other international sales. Only when world supply realigns with demand will nitrogen move sustainably into a profitable position.

     Phosphate faces a year of adjustment. Demand has risen steadily since 1993 and is expected to rise again. The shutdown of 2.8 million tonnes of North American DAP capacity in late 1999 helped the supply/demand situation, as will the expected

                               PROJECTED WORLD GROWTH IN CONSUMPTION



FERTILIZER                    MEAT                INDUSTRIAL
MILLION TONNES NUTRIENT       MILLION TONNES      MILLION TONNES NUTRIENT
     [GRAPH]                     [GRAPH]                [GRAPH]
SOURCE: FERTECON              SOURCE: IFPRI       SOURCE: FERTECON

  OUTSIDE INDUSTRY CONSULTANTS PROJECT 3 PERCENT AVERAGE ANNUAL GROWTH IN FERTILIZER CONSUMPTION OVER THE NEXT FIVE YEARS, 4 PERCENT ANNUAL GROWTH IN INDUSTRIAL NITROGEN DEMAND, 2 PERCENT IN INDUSTRIAL PHOSPHATE AND 4 PERCENT IN FEED PRODUCTS.

INDICATORS TO WATCH

FERTILIZER
o INDUSTRY CONSOLIDATION
o CAPACITY SHUTDOWNS
o CHANGES IN CORN PRICES
o US ACREAGE PLANTED
o FSU FERTILIZER EXPORTS
o RATE AND TIMING OF CAPACITY ADDITIONS



closure of some phosphoric acid capacity in Europe in 2000. Together with rising demand and expectations for production, these shutdowns should be sufficient to balance the new DAP production coming on stream in India, Australia and China.

     Offshore, China has worked to draw down its DAP inventories and proposes to import raw materials to make NPK fertilizer rather than import NPKs. Together with the new DAP production, this will make it hard for phosphate prices to climb substantially from their current low levels. On the flip side, if India's new Oswal plant does not begin production as planned - for greenfield plants often have start-up problems - a tighter DAP market with better prices could result.

     Just as in 1999, potash will likely outperform phosphate and nitrogen in 2000. Production shutdowns have occurred regularly for more than a decade, based on the premise that the market can absorb only so much potash. Such shutdowns result in lower inventories, while higher inventories have a downward effect on price.

     Offshore, the new Chinese potash contract could lead to an annual record, and Brazil's improved financial position is expected to support its imports.

     Potash prices are expected to be similar to 1999, driven by continued strong export demand that helps offset the competitive North American market.



INDICATORS TO WATCH

NON-FERTILIZER
O GDP GROWTH IN THE UNITED STATES
O ASIAN ECONOMIC GROWTH
O GROWTH IN MEAT CONSUMPTION WORLDWIDE
O US MEAT PRODUCTION



     In all three nutrients, domestic demand is likely to resemble 1999, although nitrogen imports could be up slightly. Farmers need to rebuild their soil nutrients but continue to face low grain prices.

     History shows that unexpected events can affect the fertilizer business. Perestroika turned the Former Soviet Union into a major fertilizer exporter, a situation that has lasted longer than most in the industry expected. Potash was hit first and hardest; more recently, DAP exports have increased. The problem is exacerbated in nitrogen by Russia continuing its non-market pricing. However, efforts by Gazprom to make a profit and rising transportation costs could be limiting factors in sustaining these exports.

     Such factors are impossible to predict, and underscore the determination of PotashCorp to continue building its industrial markets and its sales of animal feed supplements. Outside consultants forecast solid growth over the next five years in demand for industrial products, which receive a premium compared to fertilizer products.

     With world demand for poultry and dairy products surging, and the surprising demand for pet foods as pet ownership climbs around the world, demand for feed products should continue to rise. Forecasts suggest a small decline in meat production in the important US market in 2000, with declining beef and pork production offsetting rising poultry production. After 2000, outside consultants predict, US meat production will reach record highs, increasing demand for feed supplements.

     Pricing for non-fertilizer products should be supported by the healthy US economy and growing world demand.

RESPONSIBLE

STEWARDSHIP

ENVIRONMENTAL EXPENDITURES             LONG-SERVICE AWARDS                MILLION HOURS WORKED SAFELY
$ MILLIONS                             NUMBER OF RECIPIENTS               NUMBER OF AWARDS
[GRAPH]                                [GRAPH]                            [GRAPH]


Caption: RISING ENVIRONMENTAL EXPENDITURES AND THE PRESENTATION OF MORE LONG-SERVICE AND SAFETY AWARDS DEMONSTRATE THE COMMITMENT OF PCS AND ITS EMPLOYEES TO THEIR CONTINUED WELL-BEING.

STEWARDSHIP

215 SCHOLARSHIPS FOR POST-SECONDARY STUDY HAVE BEEN AWARDED BY THE COMPANY IN THE LAST 5 YEARS TO THE SONS AND DAUGHTERS OF EMPLOYEES, INCLUDING 71 IN 1999.

THERE WERE 74,436 USER SESSIONS ON THE PCS WEBSITE IN 1999, AVERAGING 17+
MINUTES.




         PCS FACT

THE PCS PAYROLL WAS APPROXIMATELY $236 MILLION IN 1999.

         PCS FACT

THE WIDESPREAD PCS WORKFORCE TOTALLED 5,498 AT DECEMBER 31, 1999, WITH 60 PERCENT IN THE UNITED STATES, 30 PERCENT IN CANADA, 7 PERCENT IN TRINIDAD AND 3 PERCENT IN CHILE.




     SUPPORTING ITS COMMUNITY

PCS supports a wide range of causes in the communities in which it operates, and individual operations support their local communities with money and employee participation in many activities. Through its Matching Gift Program, the Company matches employees' personal donations to their favorite charities.

     The Company makes financial pledges to a wide range of Saskatoon agencies, particularly in education and health. Corporate office employees and those at many PCS divisions contribute significantly to their local United Way. In 1999, corporate head office, with Allan, Cory and Patience Lake, was the first recipient of the Saskatoon United Way's new Campaign Superstar Award, specially created for corporations donating more than CDN$25,000. Operations support charities from the Salvation Army (Aurora), the Memphis Zoo (Memphis), MainStreet Hamilton County (White Springs) to school programs (Augusta, Lima, Geismar), and many more. PCS Phosphate was a supporter sponsor of the 1999 Special Olympics World Summer Games in Raleigh, North Carolina.

     After Hurricane Floyd, employees at Aurora pitched into the recovery effort, volunteering in churches and relief centers and community fire and rescue departments, and with the Company donated to relief funds. White Springs partnered with Hamilton County in installing a "ring-down" emergency message system, and sold the county 29 acres for an industrial park at a nominal price. It donated 15 acres to the City of White Springs as the site for its new waste-water treatment plant.

     The Salvation Army and the American Cancer Society recognized Aurora employees with awards, and the Marseilles feed plant was recognized for its support of the local YMCA's "Partners in Youth" program. White Springs received a unique Florida MainStreet Award for outstanding support of the MainStreet program, and the Florida Commissioner of Education Business Recognition Award for supporting education in its three-county area.

     CORPORATE GOVERNANCE

     The Board of Directors of PCS is ultimately responsible for the governance and stewardship of the Company, with the goal of ensuring sustained growth in shareholder value. As PotashCorp has grown into an important national and international role in its industry, the Board has developed and widened its corporate governance practices to ensure they are open, effective and accountable. It accepts the responsibility of constantly reviewing, evaluating and, where necessary, altering its governance practices to keep them effective and pertinent and to fulfil its responsibility to protect shareholders and ensure they are treated equally and heard within the Company. In 1999, it reformulated its corporate governance committee with a mandate that includes the development of policies and procedures for maintaining confidence in the attention paid to the differing interests of the Company's stakeholders, and for ensuring effective director and executive performance.

        PCS FACT

WHITE SPRINGS' SWIFT CREEK MINE IS RANKED 4TH IN SAFETY IN THE UNITED STATES, AND THE MINE SAFETY AND HEALTH ADMINISTRATION FILMED A SAFETY VIDEO AT WHITE SPRINGS.

     Its responsibilities to shareholders require the Board to monitor the principal risks of the Company's business and operations. Each year, it reviews and approves management's strategic plan for the Company, its corporate budget and forecast and significant capital investments outside the budget and forecast. It also reviews management decisions that may significantly affect the Company and its employees or other stakeholders. It has developed and applies comprehensive accountability measures of the Company's performance, comparing it to peers within the industry.


         PCS FACT
THE 10 SENIOR MANAGEMENT PERSONNEL AT PCS TOGETHER HAVE 197 YEARS OF EXPERIENCE IN FERTILIZER AND AGRICULTURE.


Annually, the directors and management meet to review the Company's business results over the previous year and its plans and expectations for the coming year. All senior managers review the strategies they follow in their various sections of the Company, and report to the Board on strategic planning and risk management and control.

The Board of Directors is made up of 14 members, 12 of whom are outside directors. No significant shareholders are represented.

BOARD OF DIRECTORS

ISABEL B. ANDERSON, of Calgary, Alberta, a former University of Saskatchewan economics professor and a specialist in international economics and Canadian public policy, is President and Chief Executive Officer of A&L Information Brokers. She joined the PCS Board in 1989.

DOUGLAS J. BOURNE, of Houston, Texas, is former Chairman and CEO of Battle Mountain Gold Company and of Duval Corporation, the mining subsidiary of Pennzoil Company, and held many positions in various fertilizer and mining associations. He was elected to the PCS Board in 1990.

CHARLES E. CHILDERS, of Tucson, Arizona, CEO of Potash Corporation of Saskatchewan from 1987 until his retirement June 30, 1999, joined its Board in 1989 and became Chairman in 1990. He has held many positions with fertilizer associations, including the presidency of the International Fertilizer Industry Association.

WILLIAM J. DOYLE, President and CEO of Potash Corporation of
Saskatchewan Inc., has served on the Board since 1989. He became President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. Active in fertilizer industry associations, he was elected chairman of the Potash & Phosphate Institute in 1999.

THE HONOURABLE WILLARD Z. ESTEY, Q.C., of Toronto, Ontario, is a former Chief Justice of Ontario and Justice of the Supreme Court of Canada and was named Companion, Order of Canada, in 1991. He is a director of Canwest Global Communications Corporation and CamVec Corporation. He joined the PCS board in 1990.

DALLAS J. HOWE, of Calgary, Alberta, is President and CEO of Advanced DataSystems Ltd. and BDM Information Systems Group of Companies. President, CEO and founder of high technology information and data systems companies over 25 years, he served on the Board of the PCS Crown corporation from 1982 to 1989 and on the PCS Inc. Board since 1991.

DONALD E. PHILLIPS, of Brandon, Mississippi, former President and CEO of Pitman-Moore Inc., joined the PCS Board in 1991. He is Chairman of the board of directors of Synbiotics Inc., San Diego, California, and a director of Great Lakes REIT Inc., Oak Brook, Illinois.

PAUL J. SCHOENHALS, of Calgary, Alberta, President of Petroleum Industry Training Service, was Chairman of Potash Corporation of Saskatchewan, the Crown corporation, from 1987 to 1989. He joined the PCS Inc. Board in 1992. He is a former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan.

DARYL K. SEAMAN, Chairman and President of Dox Investments Inc. in Calgary, Alberta, joined the PCS Board in 1989. Former Chairman and CEO of Bow Valley Industries Ltd., he is a director of many mining and energy companies, and co-owner and director of the Calgary Flames Hockey Club.

E. ROBERT STROMBERG, Q.C., a Partner in the Saskatchewan law firm Robertson Stromberg, was elected to the PCS Board in 1991. He is a member of the boards of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd., a member of the Provincial Court Commission and Chairman of the Saskatoon Airport Authority.

JACK G. VICQ, a Professor in the College of Commerce, University of Saskatchewan, was formerly Associate Dean and responsible for the Centre for International Business Studies. He sits on committees of the Saskatchewan and Canadian Institutes of Chartered Accountants. He joined the PCS Board in 1989.

BARRIE A. WIGMORE, a Retired Partner with New York investment banking firm Goldman, Sachs Group, Inc., headed its corporate finance activities in the electric, gas, pipelines and telecommunications industries. He writes on financial history and current financial markets. He joined the PCS Board in 1989.

PAUL S. WISE, of Scottsdale, Arizona, is a past President and CEO of the Alliance of American Insurers and has been active in many aspects and associations of the American insurance industry. He became a member of the PCS Board of Directors in 1989.

THOMAS J. WRIGHT, of Raleigh, North Carolina, was elected to the PCS Board in May 1999 and retired as President of PCS Phosphate on June 30. Formerly President and CEO of Texasgulf Inc., the predecessor to PCS Phosphate, he has been active in many fertilizer industry associations.

COMMITTEES OF THE BOARD OF DIRECTORS

     Each of the Board's five committees plays a significant role in the discharge of Board duties and obligations. With the exception of the executive committee, each committee is composed entirely of outside directors. Each is empowered to retain outside advisors, and individual directors may engage outside advisors at the Company's expense upon authorization of the executive committee.

     The executive committee is currently composed of four directors. Between meetings of the Board it has such powers as are, from time to time, vested in it by the Board. Charles Childers (chair), Isabel Anderson, William Doyle and Robert Stromberg currently comprise the committee.

     The audit committee is composed of three directors, none of whom may be an officer or employee. It meets with the Company's financial management personnel, internal auditor and external auditor at least once each quarter to review financial reporting practices and procedures and authorize the release of unaudited quarterly financial statements, and reviews the annual financial statements before their submission to the Board for approval. The committee also recommends to the Board the external auditors to be proposed to the shareholders for appointment at the annual meeting. Its current members are Jack Vicq (chair), Willard Estey and Dallas Howe.

     The compensation committee, currently composed of three non-employee directors, formulates and makes recommendations to the Board on compensation issues relating to directors and senior management of the Company and on corporate salary and benefits policy. It reviews and approves, annually, the salary administration program, and is responsible for the annual report on executive compensation. In consultation with the CEO, the committee considers and reports to the Board on corporate succession matters. At present, members are Donald Phillips (chair), Daryl Seaman and Barrie Wigmore.


     ENVIRONMENT FACT

WHITE SPRINGS RECLAIMED APPROXIMATELY 850 ACRES IN 1999, MORE THAN IT MINED.


     The corporate governance and nominating committee is responsible for examining and reporting to the Board on matters relating to governance, and for recommending nominees for election or appointment as directors. Its members are Willard Estey (chair), Dallas Howe, Daryl Seaman, Barrie Wigmore and Thomas Wright.


     PCS FACT

4 PCS FACILITIES HAVE ACHIEVED THE COVETED STAR SAFETY STATUS, THE PINNACLE OF SAFETY PERFORMANCE IN THE UNITED STATES: THE DAVENPORT FEED PLANT, THE LIMA NITROGEN PLANT, THE SAVANNAH AMMONIA TERMINAL AND, NEW IN 1999, THE AURORA PHOSPHATE COMPLEX.


     The environmental affairs committee, composed of four directors, works to ensure that the Company fulfils its commitment to the protection of the environment. It routinely receives environmental audit reports for review and discussion with senior management, and monitors environmental issues in other areas of corporate activity such as off-site transportation, distribution and storage of product. Douglas Bourne (chair), Paul Schoenhals, Paul Wise and Thomas Wright currently comprise this committee.

     Shareholder questions, comments and concerns about corporate governance may be directed to the Senior Vice President, Corporate Relations, who is responsible for implementing the disclosure policy, the Corporate Secretary or the Company's transfer agent.


     ENVIRONMENT FACT

THE PCS PHOSPHATE FACILITIES IN NORTH CAROLINA AND FLORIDA HAVE RECLAIMED AND RESTORED 14,000 ACRES OF MINED LAND.

WHEN 1 KG OF NITROGEN FERTILIZER IS APPLIED TO SOIL, UP TO 8 KG OF CARBON - A KEY COMPONENT OF THE GREENHOUSE GAS CARBON DIOXIDE - CAN BE KEPT IN THE SOIL'S STRUCTURE.

[PHOTO]

IN A RESEARCH PROJECT IN CHINA, BALANCED FERTILIZATION PRACTICES REDUCED SOIL EROSION FROM 50 TONNES PER HECTARE PER YEAR TO 15 TONNES.

     ENVIRONMENT FACT

A US FEDERAL COURT HAS RULED THAT PHOSPHORIC ACID, AN IMPORTANT AND BENEFICIAL FERTILIZER, DID NOT MEET THE LISTING STANDARDS OF A TOXIC CHEMICAL AND SHOULD BE REMOVED FROM THE US ENVIRONMENTAL PROTECTION AGENCY'S LIST OF REPORTABLE TOXIC CHEMICALS. THIS WOULD REDUCE PCS REPORTED EMISSIONS BY APPROXIMATELY 80 PERCENT.


     ENVIRONMENT

About 12 percent of the earth's land surface grows the crops that feed the world. Much of the rest is inhospitable to humans, buried under cities and highways, too poor for planting - or devoted to forest, pasture, wetlands and recreation areas. High-yielding seed, modern farming methods and fertilizer make it possible for that 12 percent to feed the rising world population. In the US alone, maintaining crop yields without fertilizer would require much wild land to be plowed up and seeded.

     Wild lands are areas of serenity in a hectic world, and their variety of plant and animal life helps to maintain vital genetic diversity. The rising world population can be fed, and fed well, without destroying those vital lands, thanks to modern knowledge about fertilization and good farming.

     The fertilizer industry contributes to that knowledge. The Canadian Fertilizer Institute has been leading research into the problem of lost soil organic matter on Saskatchewan fields due to summerfallowing. Agricultural soils can be rebuilt and made less vulnerable to wind and water erosion, researchers have found, and provide a major sink for carbon. The Potash & Phosphate Institute of Canada works with Chinese researchers to demonstrate that balanced fertilization practices reduce soil erosion there.

     In its vital partnership with farmers around the world, the fertilizer industry is working to keep the earth's limited arable land fertile and conserve its water resources. Conservation tillage, widely used in the United States, is being applied in other countries. In Brazil, where soils have generally poor structure and low organic levels, conservation tillage may soon be the system of choice. PotashCorp is a major producer of the liquid phosphate fertilizers that are ideal for these systems, and a strong supporter of the research being done around the world.

     At home, PCS takes very seriously its responsibility to fulfil the terms of the environmental permits and applicable federal, provincial, state and local laws governing air emissions, waste water discharges, land use and solid and hazardous waste management at its operations. Corporate environmental policy requires it to manage its operations responsibly to safeguard the natural resources related to or affected by its activities. Each of its production units must work diligently to minimize potential risks to the environment and to comply with environmental legislation and regulations. The Company spent $105 million in 1999 on environmental compliance. The Board's environmental affairs committee reviews all audit reports.

     In 1999, PCS faced two environmental issues of particular significance. In May, representatives of the Federal Bureau of Investigation and the EPA executed a search warrant at its Geismar facility and interviewed employees in connection with an environmental investigation. To date, government officials have provided the Company with only limited details regarding the investigation. PCS is complying, as required, with requests for information and is also conducting its own internal investigation.


          ENVIRONMENT FACT

ABOUT 1,000 ACRES OF UNTOUCHED NATIVE GRASSLAND AT ROCANVILLE BECAME PART OF SASKATCHEWAN'S REPRESENTATIVE AREA NETWORK IN 1999, AS AN EXAMPLE OF AN UNTOUCHED ECOSYSTEM.


     PCS Joint Venture, a Florida general partnership, has operated a fertilizer and distribution center in Lakeland, Florida since 1992. Releases of hazardous substances from adjoining property have had an impact on the partnership's property. Federal and state authorities are investigating the condition of soil and groundwater on the partnership property and surrounding properties. The Company is co-operating in these investigations and in the search for appropriate solutions.

     Its website at www.potashcorp.com provides in-depth information on PCS environmental activities.

POTASH AND ITS ENVIRONMENT

     All potash divisions were audited in 1999 by the Director, Safety, Health, Environment and found substantially in compliance with all statutory environmental requirements. Where areas requiring improvements were noted, divisions had addressed them or were doing so before the audit. In the year since Cassidy Lake became part of the Company, its environmental performance has been brought up to the high standard of other potash divisions.

     As part of the PCS policy of maintaining or creating wildlife habitat on its properties where this can be done without interfering with production, an agreement was reached with Ducks Unlimited for it to manage a waterfowl marsh on the undeveloped Bredenbury property in southeastern Saskatchewan.

     The potash industry and the Saskatchewan Department of Environment and Resource Management agreed in 1999 to establish a joint government-industry task force to conduct a mutually agreeable cost-benefit analysis of the available options for decommissioning potash mines. The results will be used to revise the decommissioning plans filed by producers, and to determine the amount and type of financial assurance required.


     ENVIRONMENTAL ACHIEVEMENT

NEW BRUNSWICK WON THE AWARD FOR LARGE ENERGY USERS IN CANADA'S FIRST NATIONAL ENERGY EFFICIENCY AWARDS FOR ITS PROJECT TO RECOVER AND RE-USE HEAT FROM ITS CRYSTALLIZERS, WHICH SUBSTANTIALLY IMPROVED ENERGY EFFICIENCY AND REDUCED ENERGY CONSUMPTION PER UNIT OF OUTPUT BY 30 PERCENT.


PHOSPHATE AND ITS ENVIRONMENT

     Internal audits were conducted at all phosphate facilities, and all identified issues were addressed. Major capital projects at Aurora and White Springs upgraded aspects of water management, drainage and spill prevention/containment.

     The Governor's Council for Sustainable Florida recognized White Springs' work in developing Sustainable Florida standards for business. In January 2000, the division led a public workshop on implementation of those standards which used its operations as an example of "best practices." Its Director of Environment, Health and Safety was a key participant for the phosphate industry in the development of new state regulations for managing phosphogypsum.


                                    [PHOTO]

Caption: FARMERS IN SOUTHEAST ASIA HABITUALLY BURN CROP RESIDUES TO OBTAIN NUTRIENT-BEARING ASH, AND SOMETIMES THE SMOKE OBLITERATES THE SUN. THE POTASH & PHOSPHATE INSTITUTE IS HELPING TO EDUCATE FARMERS ON THE BENEFITS OF USING FERTILIZER INSTEAD OF THIS ENVIRONMENTALLY DAMAGING PRACTICE.

     ENVIRONMENTAL ACHIEVEMENT

WHITE SPRINGS RECEIVED THE FLORIDA DEPARTMENT OF ENVIRONMENTAL PROTECTION'S OUTSTANDING ECOSYSTEM PROJECT AWARD IN 1999 FOR A 1,100-ACRE RECLAMATION PROJECT.


     White Springs is engaged in an innovative permitting process for long-term future mining operations in which federal, state and local authorities are collaborating. Technical studies of environmental impact and mitigation developed for this process were expected to be complete early in 2000.

     Aurora is unique among phosphate plants for blending its byproduct gypsum and clays into a neutralized solid for land reclamation. In September, the US Army Corps of Engineers agreed that 944 acres of its restored wetlands had met the success criteria and could be used for mitigation against future wetland impacts.

NITROGEN AND ITS ENVIRONMENT

     Internal audits were conducted at three facilities in 1999 and all were found to be in compliance with all applicable environmental requirements. Four product terminals were audited with no significant deviations found.

     Capital projects to improve environmental performance at Geismar included drainage projects in both nitrogen and phosphate areas, new nitric acid containment and new 16-inch stormwater tiles. Augusta installed an in-line real time nitrate monitor for water effluent, the first of its kind in the United States. It reduced nitrate TRI emissions by 20 percent.

     SAFETY

With safety a constant focus at all PCS operations, safety records constantly improve. In 1999, the nearly 1,200 employees at Aurora achieved 7 million hours without a lost-time injury; its outside contractors exceeded 1 million hours. Employees at the Davenport feed plant have worked 20 years without a lost-time injury. All such major safety achievements are recognized in special ceremonies with senior management presenting awards.


                       RECENT PHOSPHATE SAFETY MILESTONES
                        TIME WITHOUT A LOST-TIME INJURY

AURORA NC              5 MILLION HOURS ON MARCH 4, 1999;
                       6 MILLION HOURS ON JULY 29;
                       7 MILLION HOURS ON DECEMBER 20
WHITE SPRINGS FL       1 MILLION HOURS ON JANUARY 18, 1999;
                       2 MILLION HOURS ON JUNE 2;
                       3 MILLION HOURS ON OCTOBER 20
DAVENPORT IA           20 YEARS ON SEPTEMBER 13, 1999

     There is a considerable flow of outside recognition of the PotashCorp safety standards, too. White Springs achieved an Occupational Safety and Health Administration (OSHA) incidence rate of 1.24, which placed it well ahead of the industry in safety performance and equal to the top performers in the overall chemical industry. Its Swift Creek mine employees received the Sentinels of Safety Certificate of Achievement from the Mine Safety and Health Administration
(MSHA) for its outstanding safety performance in 1998.

     PCS Phosphate as a whole received two prestigious awards for safe shipping. For 1999, it won its third Burlington Northern Santa Fe Stewardship Award, which is presented to shippers with an outstanding safety record. It also received the Thoroughbred Chemical Safety Award from Norfolk Southern Corporation in 1999 for shipping more than 1,000 carloads of hazardous materials in 1998 without a shipper-caused incident. White Springs received awards from Norfolk Southern, Union Pacific and Burlington Northern railroads for shipping hazardous materials during 1998 without an incident.


                       RECENT NITROGEN SAFETY MILESTONES
                        TIME WITHOUT A LOST-TIME INJURY

TRINIDAD          2 MILLION HOURS ON JANUARY 11, 1999;
                  3 MILLION HOURS ON FEBRUARY 4, 2000
AUGUSTA GA        1 MILLION HOURS ON JULY 20, 1999
MEMPHIS TN        1 MILLION HOURS ON SEPTEMBER 21, 1999


     The Weeping Water feed plant was recognized for the fourth straight year with an award of honor with distinction from the Greater Omaha Safety and Health Council, for safe production in 1998. Its incident rate remains significantly below the national average.

     In potash, New Brunswick received the 1998 John T. Ryan Regional Trophy for select mines in Eastern Canada for achieving the lowest reportable injury rate. Cory and Patience Lake came out tops in the Saskatchewan Emergency Response Competition. Cory achieved its first overall victory for underground soft rock mines, with Allan as runner-up, and Patience Lake tied for first for surface mines. Lanigan won the 19th annual PCS Fireman's Rodeo involving all PCS mines and fire departments in three nearby communities, which competed in six events demanding a range of firefighting skills. Rocanville was runner-up.


                        RECENT POTASH SAFETY MILESTONES
                        TIME WITHOUT A LOST-TIME INJURY

LANIGAN SK             2 MILLION HOURS ON FEBRUARY 28, 1999
NEW BRUNSWICK          3 MILLION HOURS ON JANUARY 12, 1999

RESULTS

FINANCIALS

NET SALES                GROSS MARGIN                  CASH FLOW FROM OPERATIONS
$ MILLIONS               $ MILLIONS                    $ MILLIONS

[GRAPH]                  [GRAPH]                       [GRAPH]

Caption: THE SECOND HIGHEST POTASH SALES VOLUMES ON RECORD WERE MORE THAN OFFSET BY LOWER PHOSPHATE VOLUMES AND PHOSPHATE AND NITROGEN PRICES, DECREASING 1999 EARNINGS.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                  1999 VS 1998
                             OVERVIEW ($ Millions)


                                              % OF              % OF
                                               NET               NET
                                    1999      SALES    1998     SALES  % CHANGE
                                    ----      -----    ----     -----  --------
Net Sales
 North American                     $1,463.2     71    $1,641.4    71       (11)
 Offshore                              597.9     29       666.4    29       (10)
                                    $2,061.1    100    $2,307.8   100       (11)
Gross Margin                        $  408.3     20    $  609.3    26       (33)
Provision for Plant Closures and
Office Consolidation                $   65.0      3       --       --        --
Provision for Asset Impairment      $  526.6     26       --       --        --
Operating (Loss) Income             $ (350.7)   (17)   $  446.1    19      (179)
Net (Loss) Income                   $ (412.0)   (20)   $  261.0    11      (258)
(Loss) Earnings per Share (dollars) $  (7.60)    --    $   4.82    --      (258)
Gross Margin by Nutrient (1)
Potash                              $  301.9     54    $  316.3    58        (5)
Phosphate                           $  127.8     15    $  228.2    23       (44)
Nitrogen                            $  (21.4)    (3)   $   64.8     9      (133)

(1) Based on net sales by nutrient.

GROSS MARGIN BY QUARTER
$ MILLIONS

[GRAPH]

Caption: APPROXIMATELY 60 PERCENT OF GROSS MARGIN USUALLY FALLS IN THE FIRST HALF OF THE YEAR; IN 2000, THAT FIGURE IS LIKELY TO BE HIGHER.


     1999 net income was negatively affected by two primary factors. The first was several charges for goodwill impairment, asset impairment and plant closures and office consolidation. The second was a reduction in gross margin principally due to reduced phosphate and nitrogen prices.

PLANT CLOSURES AND OFFICE CONSOLIDATION

     In the third quarter of 1999, the Board of Directors of the Company approved a plan to close nitrogen plants at Clinton, IA and LaPlatte, NE; a phosphate feed plant at Saltville, VA; and a phosphate terminal at Jacksonville, FL. The charges associated with these closures totalled $55.7 million, of which $37.1 million relates to the non-cash writedown of inventory and property, plant and equipment. The closure of the nitrogen plants will result in an annualized reduction in production capacity of 420,000 tonnes of ammonia, 79,000 tonnes of ammonium nitrate and 599,000 tonnes of nitrogen solutions. The annual pre-tax savings associated with these closures (based on 1999 results) is expected to be approximately $20.0 million.

     The Company is also proceeding with a consolidation of its Raleigh, NC and Memphis, TN administrative offices with the Company's office in Chicago, IL. As a result of the consolidation, 115 salaried employees will be terminated, with termination dates ranging from March 31, 2000 through to September 30, 2000. Terminated employees are entitled to severance pay equal to two weeks' salary for each year of service (to a maximum of 52 weeks) and, providing they stay until their termination date, an additional payment equal to 35 percent of their annual salary pro-rated for the number of months from October 1, 1999 to their termination. The Company has contractual commitments relating to current office leases at all three locations. The charges associated with the office consolidation are $9.3 million The estimated annual pre-tax savings from the office consolidation are $5.5 million, which will not be fully realized until 2001 due to transition costs in 2000.

     Refer to Note 20 to the Consolidated Financial Statements for more detailed information on the plant closures and office consolidation.

PROVISION FOR ASSET IMPAIRMENT

     In the third quarter of 1999, the Company assessed the recoverability of the tangible and intangible assets of the nitrogen operations (due to operating losses primarily caused by reduced product prices and increased gas costs relative to certain current and expected future competition) and Florida Favorite Fertilizer operations due to continuing operating losses. Based on these assessments, the Company recorded a provision for asset impairment relating to goodwill, property, plant and equipment and other assets in the amount of $526.6 million. See Note 21 to the consolidated financial statements for more detailed information on the provision for asset impairment.

POTASH REVENUE

                                  1999 SALES                    1998 SALES                 % CHANGE
                      ------------------------------  ----------------------------  ------------------------
                         REVENUE    TONNES   AVERAGE    REVENUE    TONNES  AVERAGE  REVENUE  TONNES  AVERAGE
                      ($ MILLIONS)  (000'S)   PRICE   ($ MILLIONS) (000'S)  PRICE                     PRICE
                                              PER MT                        PER MT                    PER MT
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
North American           $237.4      2,871    $82.71      $227.6    2,702   $84.24       4       6      (2)
Offshore                  325.9      3,603    $90.42       317.9    3,581   $88.78       3       1       2
                         ------      -----    ------      ------    -----   ------     ---     ---      ---
TOTAL                    $563.3      6,474    $87.00      $545.5    6,283   $86.82       3       3       -
                         ======      =====    ======      ======    =====   ======     ===     ===      ===

POTASH NET SALES REVENUE BY MARKET
$ MILLIONS

[GRAPH]

Caption: THE MAJORITY OF POTASH EARNINGS TEND TO BE IN THE FIRST HALF OF THE YEAR BECAUSE OF SPRING SEASON REQUIREMENTS.

     Potash performance was highlighted by sales volumes that were the second highest on record. Net sales revenue from potash increased primarily due to an increase in North American sales volumes and, to a lesser extent, an increase in offshore sales prices.

     North American potash prices increased in the first half of 1999 (following price list increases that were introduced in the first quarter of 1999) then decreased in the third quarter (following disappointing spring season application rates and lower prices posted by a competitor), ending the year 2 percent lower on a year-over-year basis. North American sales volumes increased primarily due to a strong fall season (US farmers received government subsidies and had good fall application weather) and the purchase of the Cassidy Lake mill with its accessible customer base.

     Potash prices in the offshore market rose during the first three quarters of the year primarily due to higher contract prices with Japan, South Korea and China. Realized prices fell in the fourth quarter due to product and country mix and higher ocean freight costs. Canpotex sales volumes to Asia increased by 13 percent from 1998 due to increased sales to India, Indonesia and South Korea. This increase was partially offset by a 22 percent decrease in sales to Latin America (primarily Brazil due to the currency devaluation and credit conditions). Overall, offshore sales volumes ended the year up marginally from 1998. In the offshore market, 82 percent of sales volumes (1998 - 83 percent) were sold through Canpotex.

     Potash gross margin represented 74 percent (1998 - 52 percent) of consolidated gross margin.

PHOSPHATE REVENUE

                                  1999 SALES                    1998 SALES                 % CHANGE
                      ------------------------------  ----------------------------  ------------------------
                         REVENUE    TONNES   AVERAGE    REVENUE    TONNES  AVERAGE  REVENUE  TONNES  AVERAGE
                      ($ MILLIONS)  (000'S)   PRICE   ($ MILLIONS) (000'S)  PRICE                     PRICE
                                              PER MT                        PER MT                    PER MT
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
NORTH AMERICAN
Liquids                   $219.8       948   $231.83    $  261.6    1,114  $234.86    (16)     (15)      (1)
Solids                     135.9       775   $175.35       169.0      884  $191.18    (19)     (12)      (8)
Feed                       147.9       588   $251.62       166.5      653  $255.09    (11)     (10)      (1)
Industrial                 114.6       361   $316.69       116.5      369  $315.62     (2)      (2)       -
                          ------     -----   -------    --------    -----  -------    ----     ----      ---
                           618.2     2,672   $231.34       713.6    3,020  $236.32    (13)     (12)      (2)
                          ------     -----   -------    --------    -----  -------    ----     ----      ---
OFFSHORE
Solids                     147.6       898   $164.41       206.3    1,087  $189.79    (28)     (17)     (13)
Other                       78.0       446   $174.89        91.1      520  $175.19    (14)     (14)       -
                          ------     -----   -------    --------    -----  -------    ----     ----     ----
                           225.6     1,344   $167.92       297.4    1,607  $184.97    (24)     (16)      (9)
                          ------     -----   -------    --------    -----  -------    ----     ----     ----
TOTAL                     $843.8     4,016   $210.12    $1,011.0    4,627  $218.48    (17)     (13)      (4)
                          ======     =====   =======    ========    =====  =======    ====     ====     ====

PHOSPHATE NET SALES REVENUE BY PRODUCT
$ MILLIONS

[GRAPH]

Caption: PHOSPHATE EARNINGS ARE FAIRLY EVENLY DISTRIBUTED OVER THE YEAR.

     Phosphate net sales revenue decreased primarily due to lower volumes in both North American and offshore markets and, to a lesser extent, to lower prices.

     In the domestic market, weak spring fertilizer demand resulted in higher than usual North American inventories, which placed downward pressure on phosphate prices, especially DAP. Feed supplement prices increased in the first half of the year and then fell in the third quarter (due to increased competition) to end the year down marginally from 1998. Industrial product prices were stable in the first half of 1999, fell in the third quarter due to higher US imports, and then recovered in the fourth quarter to end the year flat as compared to 1998. Weak domestic demand also led to decreased liquid and solid phosphate sales volumes. Feed supplement sales volumes were down primarily due to increased competition in the industry.

     In the offshore markets, weak domestic spring fertilizer demand combined with large North American inventories stimulated additional US exports from suppliers outside of PhosChem. Prices were also affected by the anticipation of additional capacity in India and Australia. These factors resulted in lower offshore prices for solid phosphates, and liquids followed, but not to the same degree. However, North American production cutbacks in the second half of the year reduced inventories and stabilized prices. The currency devaluation and credit conditions in Brazil resulted in lower sales volumes of liquid phosphates there. Offshore feed supplement sales volumes increased in 1999 primarily due to improved sales volumes in Brazil, the Caribbean and Venezuela.

     In 1999, 41 percent (1998 - 36 percent) of total phosphate net sales revenue was earned from non-fertilizer products which represented 33 percent (1998 - 30 percent) of phosphate sales volumes. Phosphate gross margin represented 31 percent (1998 - 37 percent) of consolidated gross margin.

NITROGEN REVENUE

                               1999 SALES                   1998 SALES                  % CHANGE
                    ----------------------------  -----------------------------  --------------------------
                      REVENUE    TONNES  AVERAGE    REVENUE   TONNES    AVERAGE   REVENUE  TONNES   AVERAGE
                    ($ MILLIONS) (000'S)  PRICE   ($ MILLIONS) (000'S)   PRICE                       PRICE
                                          PER MT                         PER MT                      PER MT
                     ----------  ------- ------- -----------  -------   -------   -------  ------   -------

NORTH AMERICAN
Urea                   $154.8    1,340   $115.50     $168.1    1,167    $144.13     (8)      15      (20)
Ammonia                 180.1    1,718   $104.85      176.5    1,337    $132.04      2       29      (21)
Solutions               110.3    1,681   $ 65.64      163.0    2,164    $ 75.32    (32)     (22)     (13)
Other (1)               115.1    1,833   $ 62.79      127.6    1,708    $ 74.71    (10)       7      (16)
                       ------    -----   -------     ------    -----    -------    ----     ----     ----
                        560.3    6,572   $ 85.26      635.2    6,376    $ 99.63    (12)       3      (14)
OFFSHORE                 46.4      945   $ 49.05       51.1      895    $ 57.07     (9)       6      (14)
PURCHASED                47.3      434   $108.83       65.0      554    $117.35    (27)     (22)      (7)
                       ------    -----   -------     ------    -----    -------    ----     ----     ----
TOTAL                  $654.0    7,951   $ 82.25     $751.3    7,825    $ 96.02    (13)       2      (14)
                       ======    =====   =======     ======    =====    =======    ====     ====     ====

(1) Sales volumes of Other nitrogen products include tonnes for the byproduct carbon dioxide.

MANUFACTURED NITROGEN NET SALES REVENUE BY PRODUCT
$ MILLIONS

(GRAPH)
Caption: NITROGEN IS MORE HEAVILY WEIGHTED TO THE NORTH AMERICAN MARKET, SO THE THIRD QUARTER IS SEASONALLY WEAK.

     Nitrogen net sales revenue decreased primarily due to lower sales prices in the North American market which were partially offset by increased sales volumes.

     Weak spring demand combined with non-market pricing from Former Soviet Union ("FSU") producers and high North American inventories continued to put pressure on both domestic and offshore prices. North American production shutdowns in the second half of the year reduced inventories, and prices rose by year-end.

     North American sales volumes for urea and other nitrogen products were up primarily due to growth in the industrial market. Ammonia sales volumes increased due to a full year of production from the new plant in Trinidad, increased industrial demand and increased consumption by the US DAP sector. Sales volumes for nitrogen solutions were down due primarily to the combination of fewer acres planted to corn and more to soybeans, favorable weather for use of other nitrogen products and the permanent shutdown of 25 percent of the Company's UAN capacity in the second half of the year.

     The Company continued to sell a large portion of its North American nitrogen production to the more stable and higher margin industrial market. Non-fertilizer products grew to 49 percent (1998 - 44 percent) of nitrogen sales volumes and 47 percent (1998 - 44 percent) of net sales revenue.

                               COST OF GOODS SOLD

                                                     1999        1998     % CHANGE
                                                     ----        ----     --------

Potash production (KCL) tonnage (000's)                6,388       6,995        (9)
Phosphate production (P205) tonnage (000's)            2,124       2,363       (10)
Nitrogen production (N) tonnage (000's)                3,138       3,121         1
Potash unit cost of sales (dollars)                  $ 40.37     $ 36.49        11
Phosphate unit cost of sales (dollars)               $178.31     $169.15         5
Manufactured nitrogen unit cost of sales (dollars)   $ 83.97     $ 85.22        (1)
Depreciation and amortization ($ Millions)           $ 191.1     $ 190.9         -

     Potash unit cost of sales increased due primarily to lower production volumes, 25 more shutdown weeks, increased gas costs and a stronger Canadian dollar.

     Phosphate unit cost of sales increased due primarily to lower production volumes caused by phosphate rock sourcing problems at Aurora and shutdowns in the second half of the year. The per unit cost of sulphur was flat compared to 1998 while the per unit cost of ammonia decreased by 17 percent.

\

     PCS Nitrogen reduced its per unit natural gas cost by 6 percent compared to 1998 primarily due to its natural gas hedging policy in North America and certain of its natural gas contracts in Trinidad. This decrease was partially offset by higher per unit production costs due to plant shutdown costs and reduced production in the third and fourth quarters of 1999.

                                  EXPENSES ($ Millions)

                                    1999                1998           % CHANGE
                                    ----                ----           --------
Selling and Administrative          $116.3              $116.0                -
Provincial Mining and Other Taxes     77.1                80.1               (4)
Interest                              53.8                67.6              (20)
Income Taxes                           7.5               117.5              (94)


     The decrease in provincial mining and other taxes relates to the Potash Production Tax, which was lower primarily due to higher per unit production costs and lower Canadian dollar equivalent prices caused in part by a stronger Canadian dollar. Various other payments to the Province of Saskatchewan in the form of royalties and taxes totalled $14.6 million in 1999 (1998 - $13.2 million), and are included in cost of goods sold.

     Interest expense on long-term debt decreased by $21.4 million due to a reduction of the weighted average long-term debt outstanding from $980.8 million in 1998 to $637.2 million in 1999. The weighted average interest rate on the long-term debt outstanding was 6.0 percent (1998 - 6.2 percent). The reduction in interest expense on long-term debt was partially offset by an increase in interest expense on short-term debt of $7.6 million due to borrowing under a commercial paper program.

     The decrease in income taxes was principally due to a deferred tax recovery of $48.6 million relating to the plant closures and asset impairment charge and lower income.

     PCS and certain subsidiaries are subject to federal income taxes (which includes the Large Corporations Tax) and provincial income taxes in Canada. During 1999, the Company began accruing cash income taxes by virtue of having fully utilized non-capital losses carried forward. The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. These subsidiaries are not currently subject to federal cash income tax by virtue of net operating losses incurred. The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes. The effective consolidated tax rate for 1999 was 30 percent (1998 - 31 percent) of (loss) income before income taxes (exclusive of the goodwill impairment).

PCS POTASH PRICES                PCS DAP PRICES               PCS AMMONIA PRICES
$/MT                             $/MT                         $/MT
[GRAPH]                          [GRAPH]                      [GRAPH]

Caption: STRONG OFFSHORE VOLUMES SUPPORTED POTASH PRICES WHILE HIGH INVENTORIES IN PHOSPHATE AND NITROGEN PLAGUED PRICES FOR THOSE PRODUCTS THROUGHOUT THE YEAR, THOUGH BOTH ROSE BY YEAR-END.

                                  1998 VS 1997
                             OVERVIEW ($ Millions)

                              1998     % OF NET SALES   1997      % OF NET SALES  %CHANGE
                              ----     --------------   ----      --------------  -------
Net Sales
  North American              $1,641.4             71   $1,665.1              72       (1)
  Offshore                       666.4             29      660.8              28        1
                              --------            ---   --------             ---      ---
                              $2,307.8            100   $2,325.9             100       (1)
Gross Margin                  $  609.3             26   $  585.2              25        4
Operating Income              $  446.1             19   $  447.6              19        -
Net Income                    $  261.0             11   $  297.1              13      (12)
Earnings per Share (dollars)  $   4.82                 $    5.68                      (15)
Gross Margin by Nutrient (1)
Potash                        $  316.3             58   $  257.6              51       23
Phosphate                     $  228.2             23   $  194.4              20       17
Nitrogen                      $   64.8             9    $  133.2              15      (51)

(1) Based on net sales by nutrient.

     With the exception of purchased product, nitrogen data for 1997 are only for the period subsequent to the acquisition of Arcadian on March 6, 1997. Phosphate data for 1997 and 1998 include phosphate produced by the acquired Geismar operation.

     Higher net sales revenue in potash and phosphate was more than offset by lower nitrogen sales revenue which resulted in reduced net sales revenue on a consolidated basis. The decrease in net income of $36.1 million compared to 1997 was attributable to: increases in selling and administrative expenses ($16.3 million), provincial mining and other taxes ($9.8 million) and income taxes ($48.4 million) which were partially offset by a $24.2 million increase in gross margin and a $13.8 million reduction in interest expense.

POTASH REVENUE

                                  1998 SALES                    1997 SALES                 % CHANGE
                      ------------------------------  ----------------------------  ------------------------
                         REVENUE    TONNES   AVERAGE    REVENUE    TONNES  AVERAGE  REVENUE  TONNES  AVERAGE
                      ($ MILLIONS)  (000'S)   PRICE   ($ MILLIONS) (000'S)  PRICE                     PRICE
                                              PER MT                        PER MT                    PER MT
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
North American              $227.6    2,702   $84.24        $210.1   3,016  $69.70        8     (10)      21
Offshore                     317.9    3,581   $88.78         294.0   3,623  $81.12        8      (1)       9
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
TOTAL                       $545.5    6,283   $86.82        $504.1   6,639  $75.93        8      (5)      14
                      ============  =======  =======  ============ ======= =======  =======  ======  =======

     In potash, increased sales prices more than offset reductions in sales volumes resulting in higher net sales revenue.

     North American potash prices increased in the last half of 1997 and first half of 1998 due to tighter supply, then stabilized in the last two quarters. North American sales volumes declined from 1997 levels, primarily due to abnormally high sales volumes in the last half of that year.

     Potash prices in the offshore market rose early in the year with increased contract prices, and then stabilized and rose again in the last half. The higher prices realized were primarily due to higher contract prices with Japan, South Korea and Australia and increased prices in China and Brazil. The currency devaluations and financial difficulties in Asian countries did not significantly affect offshore potash sales volumes. Canpotex sales volumes to Asia decreased by 6 percent from 1997, which was partially offset by a 21 percent increase in sales to Latin America (primarily Brazil). Overall, offshore sales volumes ended the year down only marginally from 1997. In the offshore market, 83 percent of sales volumes were sold through Canpotex (1997 - 82 percent).

     Gross margin for potash products was 52 percent (1997 - 44 percent) of consolidated gross margin.

PHOSPHATE REVENUE

                                  1998 SALES                    1997 SALES                 % CHANGE
                      ------------------------------  ----------------------------  ------------------------
                         REVENUE    TONNES   AVERAGE    REVENUE    TONNES  AVERAGE  REVENUE  TONNES  AVERAGE
                      ($ MILLIONS)  (000'S)   PRICE   ($ MILLIONS) (000'S)  PRICE                     PRICE
                                              PER MT                        PER MT                    PER MT
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
NORTH AMERICAN
Liquids                   $  261.6    1,114  $234.86        $216.7     958 $226.20       21      16        4
Solids                       169.0      884  $191.18         156.5     814 $192.17        8       9        -
Feed                         166.5      653  $255.09         168.2     658 $255.47       (1)     (1)       -
Industrial                   116.5      369  $315.62         115.5     339 $341.00        -       9       (7)
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
                             713.6    3,020  $236.32         656.9   2,769 $237.19        9       9        -
                      ============  =======  =======  ============ ======= =======  =======  ======  =======
OFFSHORE
Solids                       206.3    1,087  $189.79         207.5   1,139 $182.17        -      (5)       4
Other                         91.1      520  $175.19          89.2     526 $169.58       (2)     (1)       3
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
                             297.4    1,607  $184.97         296.7   1,665 $178.21        -      (3)       4
                      ------------  -------  -------  ------------ ------- -------  -------  ------  -------
TOTAL                     $1,011.0    4,627  $218.48        $953.6   4,434 $215.05        6       4        2
                      ============  =======  =======  ============ ======= =======  =======  ======  =======

     Phosphate net sales revenue increased primarily due to higher sales volumes and, to a lesser extent, higher prices.

     With the exception of industrial products, phosphate prices in the domestic market increased or remained constant compared to 1997.

     Phosphate prices in the offshore markets (except for feed supplements) improved during 1998. Liquid phosphate prices were up 7 percent on a year-over-year basis and solid phosphate prices increased by 4 percent. These price increases were partially due to higher prices realized in Brazil. The price of feed supplements, affected by the currency devaluations and financial difficulties in Asian countries, decreased by 9 percent on a year-over-year basis. Offshore phosphate sales volumes declined on an overall basis as the Company chose to orient its P2O5 production to the North American market where margins were better. PhosChem had good sales volumes in 1998; sales volumes to Asia increased by 13 percent and to Latin America by 12 percent.

     In 1998, 36 percent (1997 - 37 percent) of total phosphate net sales revenue was earned from non-fertilizer products which represented 30 percent (1997 - 30 percent) of its phosphate sales volumes. Phosphate gross margin represented 37 percent (1997 - 33 percent) of consolidated gross margin.

NITROGEN REVENUE

                              1998 SALES                    1997 SALES                            % CHANGE
                        ----------------------   --------------------------------   ------------------------------------
                         REVENUE       TONNES    AVERAGE   REVENUE        TONNES    AVERAGE   REVENUE   TONNES   AVERAGE
                        ($ MILLIONS)   (000'S)   PRICE     ($ MILLIONS)   (000'S)   PRICE                        PRICE
                                                 PER MT                             PER MT                       PER MT
                        ------------   -------   -------   ------------   -------   -------   -------   ------   -------

NORTH AMERICAN
Urea                       $168.1       1,167    $144.13      $150.0         865    $173.41      12        35      (17)
Ammonia                     176.5       1,337    $132.04       169.0         957    $176.63       4        40      (25)
Solutions                   163.0       2,164    $ 75.32       159.0       1,690    $ 94.08       3        28      (20)
Other (1)                   127.6       1,708    $ 74.71       118.4       1,343    $ 88.16       8        27      (15)
                           ------       -----    -------      ------       -----    -------     ---       ---      ---
                            635.2       6,376    $ 99.63       596.4       4,855    $122.84       7        31      (19)
OFFSHORE                     51.1         895    $ 57.07        70.1         781    $ 89.76     (27)       15      (36)
PURCHASED                    65.0         554    $117.35       201.7       1,139    $177.09     (68)      (51)     (34)
                           ------       -----    -------      ------       -----    -------     ---       ---      ---
TOTAL                      $751.3       7,825    $ 96.02      $868.2       6,775    $128.16     (13)       15      (25)

(1) Sales volumes of Other nitrogen products include tonnes for the byproduct carbon dioxide.

     Net sales revenue for nitrogen decreased due to lower sales prices which were partially offset by higher sales volumes.

     The continued absence of China from offshore urea markets and reduced cash production costs for FSU producers due to lower gas prices and currency weakness in the FSU countries led to significant declines in offshore prices. Overall, urea prices were down 18 percent and ammonia prices down 22 percent when compared to 1997. The Company's offshore sales volumes of ammonia increased primarily due to a full year of operation in 1998 as compared to 10 months in 1997 and the addition of the new plant in Trinidad. Offshore sales volumes of urea declined as the Company chose to focus its sales on the North American market where prices were stronger.

     Falling offshore nitrogen prices resulted in lower North American prices as well. In North America, sales of ammonia for fertilizer were slow but the strong DAP market supported healthy ammonia sales to DAP producers as ammonia is a key input for DAP. This contributed to an increase in manufactured ammonia sales volumes. When the new PCS facility in Trinidad came on stream, these tonnes replaced product purchased by the Company, reducing total ammonia sales volumes (purchased and manufactured) by 5 percent.

     The Company continued to sell a large portion of its North American nitrogen production to the more stable industrial market. On a year-over-year basis, nitrogen industrial prices fell by 14 percent compared to a 28 percent decline for fertilizer. Non-fertilizer products represented 44 percent (1997 - 38 percent) of nitrogen sales volumes and 44 percent (1997 - 34 percent) of net sales revenue. Gross margin for nitrogen represented 11 percent (1997 - 23 percent) of consolidated gross margin.

                               COST OF GOODS SOLD

                                                      1998      1997    % CHANGE
                                                     -------  --------  --------

Potash production (KCL) tonnage (000's)                6,995     6,483       8
Phosphate production (P205) tonnage (000's)            2,363     2,282       4
Nitrogen production (N) tonnage (000's)                3,121     2,349      33
Potash unit cost of sales (dollars)                  $ 36.49   $ 37.14      (2)
Phosphate unit cost of sales (dollars)               $169.15   $171.23      (1)
Manufactured nitrogen unit cost of sales (dollars)   $ 85.22   $ 95.04     (10)
Depreciation and amortization ($ Millions)           $ 190.9   $ 170.0      12

     Potash unit cost of sales decreased due primarily to higher production volumes and eight fewer shutdown weeks, which were partially offset by water management costs at the New Brunswick division and costs to transport Saskatchewan product to Cassidy Lake for processing.

     Overall, phosphate unit cost of sales decreased due primarily to lower input costs for ammonia. The unit cost of sulphur decreased by 2 percent compared to 1997.

     PCS Nitrogen reduced its per unit natural gas cost by 12 percent compared to 1997 primarily due to its gas contracts in Trinidad. Overall, the per unit cost of sales of manufactured product declined primarily due to reduced gas costs and the opening of an efficient new plant in Trinidad.

     The increase in depreciation and amortization expense for 1998 was largely attributable to $17.7 million additional depreciation and amortization due to a full year of nitrogen operations.

                             EXPENSES ($ Millions)

                                                     1998       1997    % CHANGE
                                                     ----       ----    --------
Selling and Administrative                           $116.0     $99.7      16
Provincial Mining and Other Taxes                      80.1      70.3      14
Interest                                               67.6      81.4     (17)
Income Taxes                                          117.5      69.1      70

     The increase in selling and administrative expenses was attributable to general increases in compensation and benefits, a full year of amortization of the goodwill relating to the nitrogen acquisition, an increase in bad debt expense, an increase in franchise taxes and a Revenue Canada employee benefits assessment.

     The increase in Saskatchewan provincial mining and other taxes primarily relates to the Potash Production Tax. The higher potash prices and the resulting increased profit per tonne (which was partially due to the strengthening of the US dollar as compared to the Canadian dollar), combined with the full utilization of certain provincial resource tax deductions carried forward from previous years, resulted in most Saskatchewan mines reaching the top marginal profits tax rate of 35 percent in 1998.

     Various other payments to the Province of Saskatchewan in the form of royalties and taxes totalled $13.2 million in 1998 and $12.4 million in 1997, and are included in cost of goods sold.

     Interest expense decreased due to a reduction of the weighted average long-term debt outstanding from $1.1 billion in 1997 to $980.8 million in 1998. The weighted average interest rate on the long-term debt outstanding was 6.2 percent (1997 - 6.1 percent).

     The increase in income taxes reflects the impact of prior utilization of non-capital loss carry-forwards. Provincial taxes and royalties are non-deductible for federal income tax purposes.

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

ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

     The following table summarizes certain of the Company's financial ratios and cash flow data as calculated from the consolidated financial statements (see financial terms listed on inside of back cover):

                                                     Year Ended December 31
                                                     ----------------------
                                                      1999            1998        % change
                                                      ----            ----        --------
Quick Ratio                                              .38            .83         (54)
Current Ratio                                            .87           1.74         (50)
Shareholders' Equity to Total Assets                     .50            .54          (7)
Return on Shareholders' Equity                           (21)%           11%       (291)
Book Value per Share                                  $36.55         $45.24         (19)
Asset Turnover                                             53%           51%          4
Return on Investment                                     (11)%            9%       (222)
Long-term Debt to Equity                               .22:1          .38:1         (42)
Return on Capital Employed                                  5%            8%        (38)
Cash Flow Return                                            8%           13%        (38)
Cash provided by operating activities ($ Millions)     $343.6        $578.0         (41)
Cash used in investing activities ($ Millions)         $177.7        $243.3         (27)
Cash used in financing activities ($ Millions)         $189.8        $275.5         (31)

     The decrease in cash provided by operating activities was primarily due to a reduction of net income, a reduction in deferred income taxes of $104.4 million and a reduction of cash flow from operating working capital of $22.0 million.

     Cash used in investing activities decreased as 1999 additions to property, plant and equipment decreased by $71.3 million (1998 includes the Geismar expansion and higher sulphur vessel costs) and additions to other assets decreased by $61.2 million (1998 includes the purchase of shares in Israel Chemicals Ltd.). These reductions in investing activities were partially offset by the $36.9 million purchase of Minera Yolanda S.C.M. and reduced proceeds from the disposal of property, plant and equipment (primarily related to the 1998 sale/leaseback of railcars).

     During the year, the Company repaid the Syndicated Credit Facility in the amount of $488.0 million, substituting net borrowing of $379.6 million under a commercial paper program in order to lower interest costs. The Company paid dividends of $53.3 million in 1999 (1998 - $51.7 million) and paid $29.3 million to repurchase shares under the open market repurchase program. The Company is authorized to repurchase an additional 2.1 million shares under the open market repurchase program by November 18, 2000.

     The Company has a Syndicated Credit Facility which provides for unsecured advances of up to $778.0 million (less the amount of commercial paper outstanding), none of which was outstanding at December 31, 1999. In addition, the Company has short-term lines of credit for up to $292.0 million in borrowing (less letters of credit of $26.2 million), of which $70.0 million was outstanding at December 31, 1999. The Company is authorized to borrow up to a maximum of $500.0 million under the commercial paper program of which $401.6 million is outstanding at December 31, 1999. The Company may also issue up to an additional $600.0 million in unsecured debt securities under its existing shelf registration statement.

     The Company believes that internally generated cash flow, as supplemented by borrowing from existing financing sources, will be sufficient to meet its anticipated capital expenditures and other cash requirements, exclusive of any possible acquisitions, in 2000.

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

     A sensitivity analysis has been prepared to estimate the Company's market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 1999, the Company's estimated derivative commodity instruments market risk exposure was $26.6 million (1998 - $34.7 million). Actual results may differ from the estimate. Changes in the fair value of such derivative instruments, with maturities in 2000 through 2004, will generally relate to changes in the spot price of anticipated natural gas purchases.

     The Company also enters into forward foreign exchange contracts for the sole purpose of limiting its exposure to exchange rate fluctuations relating to certain trade accounts. Gains or losses resulting from foreign exchange contracts are recognized at the time the contracts are entered into and are included in other income.

ENVIRONMENTAL

     The Company is subject to various environmental laws and regulations throughout the United States, Canada, Trinidad and Chile. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in the environmental area in 1999 totalled $8.2 million (1998 - $14.0 million; 1997 - $15.4 million) while $90.5 million (1998 - $83.4 million; 1997 - $66.9 million)
was incurred as environmental operating expense. Expenditures in 2000 are expected to be of a similar magnitude for existing operations.

YEAR 2000

     The Company's computer systems and facilities are operating normally. The Company's business and operations have not been affected to date by any computer problems related to the date changeover to the year 2000, either internally or externally.

OUTLOOK

     The rising world population and the demand for more food and better diets, with meat as a protein source, will continue to drive consumption of fertilizers over the long term. While the consumption trend line is expected to continue to climb, there will be, at times, fluctuations in demand caused both by economic factors and political factors in those countries where governments are involved in importation.

     North American fertilizer demand is generally considered mature but is expected to fluctuate from year to year, as a function of acres planted and application rates per acre, which are influenced by crop prices and weather.

     While world grain stocks are not excessive, North American stocks are up after three consecutive years of good harvests. This has resulted in the lowest corn prices in a decade. Historically, fertilizer prices track the US corn price fairly closely. In potash, prices have been more stable than the corn price as supply has generally tracked demand. In phosphate, DAP prices appear to be more tied to the US corn price than potash. Nitrogen prices track the price very closely. If there should be weather problems, US grain inventories would quickly diminish. Furthermore, when grain becomes as inexpensive as it is now, farmers generally use more of it for feed.

     In January 2000, the United States Department of Agriculture ("USDA") lowered its US corn production estimate and raised its forecasts of domestic corn demand and corn exports. As a result, the USDA is projecting lower US ending stocks and higher prices for corn.

     The Company sells a significant amount of potash and phosphate in offshore markets, where countries purchase fertilizer to grow cash crops for export and food for internal use.

     The Company also sells product in the non-fertilizer markets which are affected by North American economic growth, which is expected to be more than three percent next year. Outside consultants forecast four percent annual growth in demand for industrial nitrogen products for the next five years and two percent growth for industrial phosphates.

CORN PRICES VS NUTRIENT EXPENDITURES
[CHART]
SOURCE: USDA, AAPFCO & TFI, PCS

Caption: TOTAL NUTRIENT EXPENDITURES IN THE LAST 30 YEARS HAVE CLOSELY FOLLOWED CORN PRICES AND INFLUENCED FERTILIZER PRICES.

     The positive effect of any increase in demand for fertilizer and non-fertilizer products may be offset to the degree that additional production capacity comes on stream.

     Domestic potash sales volumes are expected to approximate 1999 levels while offshore sales volumes are expected to increase modestly, resulting in slightly larger overall volumes compared to 1999. In late December 1999, Canpotex announced the largest ever sales contract with China. The contract provides for sales in the first half of 2000 of 1.6 million tonnes, which is 25 percent higher than the first half 1999 level. Domestically, the combination of continued matching of supply to demand and higher export sales is expected to tighten product availability. Prices in both the domestic and offshore markets are expected to be flat as compared to 1999.

     PCS continues to operate its potash mines by matching production to anticipated sales demand. Shutdowns at potash mines for inventory correction will influence potash production costs on a quarter-over-quarter comparative basis. It is expected that the number of such shutdowns in 2000 will be less than the 58 weeks of shutdown incurred in 1999. Natural gas costs are increasing in Western Canada. Higher Canadian gas costs and possible continued strengthening of the Canadian dollar are expected to more than offset fewer shutdown weeks. The combination of these factors is expected to increase production costs somewhat.


     Lower sulphur costs are expected to more than offset any increase in ammonia costs, resulting in phosphate production costs that are similar to 1999. PCS can use up to one-quarter of the ammonia it produces and sells as ammonia at its own phosphate plants.


WORLD POTASH OUTLOOK
MILLION TONNES K2O
[CHART]
SOURCE: FAO, IFA, NRCANADA, FERTECON, PCS

Caption: PCS, WITH AN ESTIMATED 60 PERCENT OF WORLD EXCESS CAPACITY, IS IDEALLY POSITIONED TO MEET THE GROWING DEMAND IN DEVELOPING NATIONS.

WORLD'S LARGEST FERTILIZER COMPANIES
PRIMARY PRODUCT CAPACITY MILLION TONNES
   [CHART]
   SOURCE: FERTECON, PCS

Caption: PCS EXPECTS CONTINUING CONSOLIDATION WILL RESULT IN JUST A HANDFUL OF
         NPK PRODUCERS AROUND THE WORLD AND WILL STRIVE TO BE FIRST AMONG THEM.

     In the near term, prices for liquid and solid phosphates are expected to firm slightly as domestic plant shutdowns and unplanned outages have brought supply and demand into closer balance. Prices could come under pressure in the second half of the year depending on how fast and at what rate new capacity comes on stream. Sales volumes in 2000 are expected to be flat as compared to 1999. Prices for industrial products and feed supplements are also expected to be flat in comparison to 1999. The impact of substantially lower phosphate prices for all of 2000 is expected to reduce gross margin for phosphate.

     Market prices for nitrogen products in the near term are expected to be supported by several plant shutdowns, lower inventories and the generally stronger spring season. These prices are expected to weaken in the second half of 2000 as new capacity in Venezuela and Argentina comes on stream. Gross margin in 2000 is expected to improve but still be negative. The urea market is influenced by China which, early in 1997, stopped importing urea, thereby having a negative effect on prices. Chinese buyers remain inactive and there are no indications as to when they will return to the market.

     The Company manages its natural gas costs through a combination of fixed price contracts, hedges and the Trinidad gas contracts. As a flexible producer, PCS will continue to allocate its nitrogen and phosphate feedstock to production of the products with the best margins.

     On December 31, 1999, the Company indefinitely shut down two of its four ammonia plants in Trinidad following the expiration of the natural gas supply contract for those two plants with the National Gas Company ("NGC") of Trinidad. Discussions with NGC are ongoing as the Company attempts to achieve competitive gas pricing. Management believes that this interim shutdown will not have a material adverse effect on the Company's financial condition or results of operations.

     Total capital expenditures in 2000 for property, plant and equipment are expected to be approximately $150.0 million. This spending includes costs associated with the development of Aurora's mining block known as the NCPC property and new capital for PCS Yumbes.

     Just as in 1999, potash is expected to outperform phosphate and nitrogen in 2000. New world phosphate and nitrogen capacity is scheduled to come on stream and the impact may lead to lower profitability for 2000 compared to 1999. However, lower than expected production from anticipated new capacity in phosphate and nitrogen or improved demand from key countries such as Brazil, China or India could improve this outlook.

     The effective consolidated income tax rate for 2000 is expected to be approximately 30 percent. The split between current and deferred taxes is variable, highly sensitive to the source of income and ultimately affects cash flow. If most of the Company's income is from potash, the current tax portion could approach 80 percent of the tax liability. Alternatively, if potash earnings account for two-thirds of total profitability, the current tax portion could approximate 50 percent. Stronger nitrogen and phosphate earnings could reduce this current tax ratio.

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

FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report and this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those in the "Outlook" section, relating to the period after December 31, 1999, are forward-looking statements subject to significant uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuation in supply and demand in fertilizer, sulphur and petrochemical markets; changes in competitive pressures, including pricing pressures; potential higher costs incurred in connection with restructuring charges as compared to costs estimated for purposes of calculating such charges; uncertainty and variations in future discounted and undiscounted net cash flows from use together with residual values estimated for purposes of calculating asset impairment; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; imprecision in reserve estimates; the outcome of legal proceedings; and changes in government policy. The Company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another.

                                 10 YEAR REPORT
                        For the Years Ended December 31


FINANCIAL DATA ($ Millions)            1999      1998     1997(4)    1996     1995(3)   1994(2)   1993(1)    1992   1991    1990
                                       ----      ----     -------    ----     -------   -------   -------    ----   ----    ----
Net Sales                             2,061.1   2,307.8   2,325.9   1,403.9     856.1     363.1     212.2   214.1   206.8   189.9
Operating (Loss) Income                (350.7)    446.1     447.6     299.5     224.2      98.5      56.9    50.6    39.1    34.6
Net (Loss) Income                      (412.0)    261.0     297.1     209.0     159.5      91.2      44.7    39.8    31.3    17.3
Net (Loss) Income per Share
  (dollars)                             (7.60)     4.82      5.68      4.59      3.68      2.12      1.13    1.03    0.81    0.47
Dividends per Share (dollars)            0.99      0.96      1.03      1.06      1.06      0.77      0.53    0.51    0.51    0.51
Cash Provided by Operating
  Activities                            343.6     578.0     467.8     296.2     233.5     150.7      49.8    57.4    53.8    66.1
Working Capital                        (104.8)    329.2     281.7     278.8     136.1     103.3      37.0    70.9    47.4    25.7
Total Assets                          3,916.8   4,534.3   4,427.6   2,494.4   2,581.8   1,027.8   1,036.4   915.0   898.8   914.8
Total Long-Term Debt                    437.0     933.3   1,130.0     620.0     714.5       2.0      20.1    48.9    54.4    62.6
Shareholders' Equity                  1,962.4   2,453.8   2,227.9   1,405.5   1,241.9     964.3     903.7   809.5   788.9   777.3


OPERATING DATA (Thousands)
EMPLOYEES AT YEAR-END
  (Actual Numbers)                      5,498     5,744     5,751     4,490     4,579     1,781     1,818   1,415   1,227   1,242
POTASH PRODUCTION (KCl) Tonnage         6,388     6,995     6,483     5,782     6,071     5,298     3,902   3,850   4,030   3,464
PHOSPHATE PRODUCTION (P2O5) Tonnage     2,124     2,363     2,282     2,096     1,008         -         -       -       -       -
NITROGEN PRODUCTION (N) Tonnage         3,138     3,121     2,349         -         -         -         -       -       -       -
POTASH SALES - KCl Tonnes               6,474     6,283     6,640     5,612     5,848     5,569     3,795   3,737   3,909   3,725
PHOSPHATE SALES - Product Tonnes        4,016     4,627     4,434     4,305     2,206         -         -       -       -       -
NITROGEN SALES - Product Tonnes         7,951     7,825     6,775       535       115         -         -       -       -       -
INTERCOMPANY SALES
Ammonia - Product Tonnes                  404       488       120         -         -         -         -       -       -       -
Potash - KCl Tonnes                       106       126       129       120       108        99        99      91       -       -


NET SALES ($ Millions)
POTASH                                  563.3     545.5     504.2     403.2     421.0     363.1     212.2   214.1   206.8   189.9
PHOSPHATE                               843.8   1,011.0     953.6     892.0     412.1         -         -       -       -       -
NITROGEN                                654.0     751.3     868.1     108.7      23.0         -         -       -       -       -
                                      -------   -------   -------   -------     -----     -----     -----   -----   -----   -----
TOTAL NET SALES                       2,061.1   2,307.8   2,325.9   1,403.9     856.1     363.1     212.2   214.1   206.8   189.9
                                      =======   =======   =======   =======     =====     =====     =====   =====   =====   =====

(1) Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.

(2) The financial statements of the Company for 1994 and prior years have been restated to US dollars in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 = CDN$1.4028.

(3) Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.

(4) Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

    The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in some respects from those applicable in the United States (see Note 32 to the Company's consolidated financial statements).

NOTES TO SELECTED TEN-YEAR DATA:
1. There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.
2. Fully diluted net (loss) income per share did not differ materially from net
(loss) income per share in any of the accounting periods.

ADDITIONAL INFORMATION
     Data for 1999 include the effects of charges for plant closures and office consolidation and asset impairments of $591.5 million.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying consolidated financial statements and related financial information are the responsibility of PCS management and have been prepared in accordance with accounting principles generally accepted in Canada and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

     To meet management's responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the Company's accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

     Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 1999 is included.

     The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors - both jointly and separately - to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the audit committee prior to release to shareholders.

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

/s/ W. Doyle                                         /s/ W. Brownlee
----------------------                               -------------------------
W. Doyle                                             W. Brownlee
President and                                        Senior Vice President and
Chief Executive Officer                              Chief Financial Officer
February 9, 2000

AUDITORS' REPORT
TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 1999 and 1998 and the consolidated statements of income and retained earnings and of cash flow for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in accordance with accounting principles generally accepted in Canada.

Saskatoon, Saskatchewan                                /s/ Deloitte & Touche LLP
February 9, 2000 (except as to Note 33                 -------------------------
which is as of February 22, 2000)                      Chartered Accountants

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                 As at December 31 (in thousands of US dollars)


                                                                        1999          1998
                                                                    -----------   -----------
ASSETS
Current Assets
 Cash and cash equivalents                                           $   44,037    $  67,971
 Accounts receivable (Note 5)                                           269,264      302,974
 Inventories (Note 6)                                                   377,232      364,397
 Prepaid expenses                                                        35,702       38,839
                                                                     ----------   ----------
                                                                        726,235      774,181
Property, plant and equipment (Note 7)                                2,877,060    3,003,443
Goodwill (Note 8)                                                       109,378      559,621
Other assets (Note 9)                                                   204,157      197,012
                                                                     ----------   ----------
                                                                     $3,916,830   $4,534,257
                                                                     ==========   ==========
LIABILITIES
Current Liabilities
 Short-term debt (Note 10)                                           $  474,504     $ 94,940
 Accounts payable and accrued charges (Note 11)                         349,062      349,684
 Current portion of long-term debt (Note 12)                              7,437          386
                                                                     ----------   ----------
                                                                        831,003      445,010
Long-term debt (Note 12)                                                437,020      933,294
Deferred income tax liability (Note 23)                                 409,371      417,853
Accrued post-retirement/post-employment benefits (Note 14)              148,409      131,179
Accrued reclamation costs (Note 15)                                     112,175      129,399
Other non-current liabilities and deferred credits                       16,466       23,761
                                                                     ----------   ----------
                                                                      1,954,444    2,080,496
                                                                     ==========   ==========
CONTINGENCIES (NOTE 27)
SHAREHOLDERS' EQUITY
Share Capital (Note 16)                                               1,216,533    1,227,599
Unlimited authorization of common shares without par value;
 issued and outstanding 53,694,209 and 54,243,795 shares
 in 1999 and 1998, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed Surplus (Note 17)                                           321,494      336,486
Retained Earnings                                                       424,359      889,676
                                                                     ----------   ----------
                                                                      1,962,386    2,453,761
                                                                     ----------   ----------
                                                                     $3,916,830   $4,534,257
                                                                     ==========   ==========

(See Notes to the Consolidated Financial Statements)

                             Approved by the Board,


             /s/ D. Howe                             /s/ E.R. Stromberg
         --------------------                       --------------------
               Director                                  Director

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS For the Years Ended December 31 (in thousands of US dollars)



                                                                      1999            1998            1997
                                                                   ----------      ----------      ----------
Net sales (Note 18)                                                $2,061,064      $2,307,763      $2,325,929
Cost of goods sold                                                  1,652,793       1,698,416       1,740,758
                                                                   ----------      ----------      ----------
Gross Margin                                                          408,271         609,347         585,171
                                                                   ----------      ----------      ----------
Selling and administrative                                            116,294         116,012          99,663
Provincial mining and other taxes (Note 19)                            77,085          80,088          70,312
Provision for plant closures and
office consolidation (Note 20 )                                        64,950               -               -
Provision for asset impairment (Note 21)                              526,567               -               -
Other income                                                          (25,924)        (32,809)        (32,444)
                                                                   ----------      ----------      ----------
                                                                      758,972         163,291         137,531
                                                                   ----------      ----------      ----------
OPERATING (LOSS) INCOME                                              (350,701)        446,056         447,640

INTEREST EXPENSE (NOTE 22)                                             53,824          67,574          81,439
                                                                   ----------      ----------      ----------
(LOSS) INCOME BEFORE INCOME TAXES                                    (404,525)        378,482         366,201

INCOME TAXES (NOTE 23)                                                  7,469         117,479          69,063
                                                                   ----------      ----------      ----------
NET (LOSS) INCOME                                                    (411,994)        261,003         297,138

RETAINED EARNINGS, BEGINNING OF YEAR                                  889,676         680,356         438,526

DIVIDENDS                                                             (53,323)        (51,683)        (55,308)
                                                                   ----------      ----------      ----------
RETAINED EARNINGS, END OF YEAR                                     $  424,359      $  889,676      $  680,356
                                                                   ----------      ----------      ----------
NET (LOSS) INCOME PER SHARE (NOTE 24)                              $    (7.60)     $     4.82      $     5.68
                                                                   ----------      ----------      ----------
DIVIDENDS PER SHARE (NOTE 25)                                      $     0.99      $     0.96      $     1.03
                                                                   ----------      ----------      ----------

(See Notes to the Consolidated Financial Statements)

                      CONSOLIDATED STATEMENTS OF CASH FLOW
          For the Years Ended December 31 (in thousands of US dollars)




                                                                               1999            1998                 1997
                                                                               ----            ----                 ----
OPERATING ACTIVITIES
Net (loss) income                                                          $ (411,994)      $ 261,003           $  297,138
Items not affecting cash
  Depreciation and amortization                                               191,106         190,880              170,002
  Loss (gain) on disposal of property, plant and equipment                        459             (99)              (4,739)
  Provision for deferred income tax                                            (7,155)         97,203               34,491
  Provision for plant closures and office consolidation                        37,132               -                    -
  Provision for asset impairment                                              526,567               -                    -
  Provision for post-retirement/post-employment benefits                        7,381           6,848                6,166
                                                                           ----------       ---------           ----------
                                                                              343,496         555,835              503,058
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
  Accounts receivable                                                          33,779          48,751               23,470
  Inventories                                                                 (16,067)         (7,859)              19,873
  Prepaid expenses                                                              3,175         (16,603)               3,736
  Accounts payable and accrued charges                                         (5,024)          1,301              (72,006)
  Current income taxes                                                          8,107          (3,778)               3,383
Accrued reclamation costs                                                     (20,680)         (7,436)              (7,407)
Other non-current liabilities and deferred credits                             (3,177)          7,749               (6,286)
                                                                           ----------       ---------           ----------
CASH PROVIDED BY OPERATING ACTIVITIES                                         343,609         577,960              467,821
                                                                           ----------       ---------           ----------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                   (118,846)       (190,155)            (160,337)
Acquisition of Minera Yolanda S.C.M. (Note 4)                                 (36,943)              -                    -
Acquisition of Arcadian Corporation                                                 -               -             (474,985)
Proceeds from disposal of property, plant and equipment                         1,873          31,926               15,276
Additions to other assets                                                     (23,832)        (85,066)             (22,091)
                                                                           ----------       ---------           ----------
CASH USED IN INVESTING ACTIVITIES                                            (177,748)       (243,295)            (642,137)
                                                                           ----------       ---------           ----------
CASH (DEFICIENCY) BEFORE FINANCING ACTIVITIES                                 165,861         334,665             (174,316)
                                                                           ----------       ---------           ----------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                                 -         143,000            1,210,000
Repayment of long-term obligations                                           (489,978)       (376,329)            (699,979)
Proceeds from short-term debt                                                 379,564         215,000              210,000
Repayment of short-term debt                                                        -        (221,988)            (108,072)
Repayment of Senior Notes                                                           -               -             (374,526)
Dividends                                                                     (53,323)        (51,683)             (55,308)
Repurchase of shares                                                          (29,262)              -                    -
Issuance of shares                                                              3,204          16,550                7,287
                                                                           ----------       ---------           ----------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                              (189,795)       (275,450)             189,402
                                                                           ----------       ---------           ----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (23,934)         59,215               15,086
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF YEAR               67,971           8,756               (6,330)
                                                                           ----------       ---------           ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                     $   44,037       $  67,971           $    8,756
                                                                           ==========       =========           ==========
Supplemental cash flow disclosure
  Interest paid                                                            $   57,713       $  68,419           $   84,365
  Income taxes paid                                                        $    5,767       $  19,228           $   41,252
                                                                           ----------       ---------           ----------

(See Notes to the Consolidated Financial Statements)

   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

1.   DESCRIPTION OF BUSINESS
     Potash Corporation of Saskatchewan Inc. ("PCS") and its operating subsidiaries (the "Company" except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The Company's potash producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan, one mine and two mills located in the Province of New Brunswick and one mine and mill in the State of Utah. The Company's phosphate producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in five states, two industrial phosphoric acid plants owned in a joint venture carrying on business as Albright & Wilson Company, a mine and processing plant complexes in the State of Florida and a processing plant complex in the State of Louisiana. The Company's nitrogen producing assets include four domestic plants located in the states of Georgia, Louisiana, Ohio and Tennessee and large-scale operations in Trinidad. The Company has a plant in Chile that will produce sodium nitrate and potassium nitrate. The Company owns or leases in excess of 130 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,000 rail cars.

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

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These policies are consistent with accounting principles generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 32. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of PCS and its operating subsidiaries:
     o PCS Sales (Canada) Inc.
       - PCS Sales (Iowa), Inc.
       - PCS Sales (Indiana), Inc.
       - PCS Joint Venture, LP
     o PCS Sales (USA), Inc.
     o Potash Corporation of Saskatchewan Transport Limited
     o PCS Phosphate Company, Inc.
       - Albright & Wilson Company (proportionately consolidated)
     o White Springs Agricultural Chemicals, Inc. ("White Springs")
     o PCS Nitrogen, Inc.
       - PCS Nitrogen Fertilizer, L.P.
       - PCS Nitrogen Ohio, L.P.
       - PCS Nitrogen Limited
       - PCS Nitrogen Fertilizer Limited
       - PCS Nitrogen Trinidad Limited
     o PCS Cassidy Lake Company ("PCS Cassidy Lake")
     o PCS Yumbes S.C.M.

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

PREPAID EXPENSES
     Prepaid expenses include prepaid freight relating to product inventory stored at warehouse and terminal facilities which is invoiced to customers at the time of sale of the inventory.

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment (which includes mine development costs) are carried at cost, except for mineral properties, which are carried at the lower of cost or fair value. Costs of additions, betterments, renewals and interest during construction are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment. Impairment would be measured by comparing book value against the estimated undiscounted future cash flows and any such impairment loss is included in the statement of income.

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

GOODWILL
     Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible assets of businesses acquired and is carried at cost. Goodwill is being amortized on a straight-line basis over a period of forty years. The Company assesses the recoverability of this intangible asset based on estimated undiscounted future cash flows. Impairment is measured by comparing book value against the estimated undiscounted future cash flows and any such impairment is included in the statement of income.

   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

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

STOCK-BASED COMPENSATION PLANS
     The Company has two stock-based compensation plans which are described in
Note 16. No compensation expense is recognized for these plans when stock options are issued as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant. Any consideration paid on exercise of stock options is credited to share capital.

FOREIGN EXCHANGE TRANSACTIONS
     PCS and its operating subsidiaries have the US dollar as their functional currency.

     Canadian dollar operating transactions are translated to US dollars at the average exchange rate of the previous month. Trinidadian dollar operating transactions are translated to US dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

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

3.  CHANGE IN ACCOUNTING POLICY
     The Company has adopted the provisions of section 1540 of the Canadian Institute of Chartered Accountants Handbook "Cash Flow Statements". Under this accounting policy, cash flows are classified as either operating, investing or financing activities. Major classes of gross cash receipts and gross cash payments arising from investing and financing activities are separately disclosed. Investing and financing transactions that do not require the use of cash or cash equivalents are excluded from the cash flow statement and disclosed supplementally. The effect of this change on the current and prior period cash flow

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS statements was to reduce the amount reported as an investing activity for the acquisition of Arcadian Corporation in 1997 and reduce the amount reported as a financing activity for the issuance of shares related to the acquisition. These non-cash activities have been disclosed supplementally in Note 29. In addition, the proceeds from and repayment of long-term obligations and short-term debt have been disclosed separately rather than as a net amount.

4. ACQUISITION OF MINERA YOLANDA S.C.M. On July 1, 1999, the Company acquired all of the outstanding shares of Minera Yolanda S.C.M. for cash of $37,000 (which was funded from operations). Minera Yolanda S.C.M. is a Chilean sodium nitrate and potassium nitrate producer which holds mining concessions on certain sodium nitrate reserves in the Atacama Desert in northern Chile. Subsequent to the acquisition, the name Minera Yolanda S.C.M. was changed to PCS Yumbes S.C.M. ("PCS Yumbes").

     The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of PCS Yumbes have been included in the consolidated financial statements from July 1, 1999.

Net assets acquired were:
Working capital                                              $   282
Property, plant and equipment and other assets                31,990
Deferred tax asset                                             6,370
                                                             -------
                                                              38,642
Long-term liabilities                                          1,642
                                                             -------
Net assets acquired                                           37,000
Less: cash acquired                                               57
                                                             -------
Net cash acquisition cost                                    $36,943
                                                             =======

     Due to the fact that PCS Yumbes was not in full commercial production prior to the acquisition, no pro forma information is being provided.

5.   ACCOUNTS RECEIVABLE

                                                      1999              1998
                                                    --------          --------
Trade accounts - Canpotex                           $ 37,603          $ 30,738
               - Other                               215,037           247,956
Non-trade accounts                                    23,646            30,055
                                                    --------          --------
                                                     276,286           308,749
Less allowance for doubtful accounts                   7,022             5,775
                                                    --------          --------
                                                    $269,264          $302,974
                                                    ========          ========

6.   INVENTORIES

                                                      1999              1998
                                                    --------          --------
Finished product                                    $165,301          $176,908
Materials and supplies                               110,615           106,797
Raw materials                                         53,329            58,471
Work in process                                       47,987            22,221
                                                    --------          --------
                                                    $377,232          $364,397
                                                    ========          ========

7.   PROPERTY, PLANT AND EQUIPMENT

                                                       1999
                                    ------------------------------------------
                                                    ACCUMULATED
                                                 DEPRECIATION AND    NET BOOK
                                        COST       AMORTIZATION       VALUE
                                    -----------  ----------------   ----------
Land and improvements                $  213,374     $ 26,209        $  187,165
Buildings and improvements              446,889      127,499           319,390
Machinery and equipment               3,035,816      754,108         2,281,708
Mine development costs                  132,018       43,221            88,797
                                     ----------     --------        ----------
                                     $3,828,097     $951,037        $2,877,060
                                     ==========     ========        ==========

                                                       1998
                                    ------------------------------------------
                                                    ACCUMULATED
                                                 DEPRECIATION AND    NET BOOK
                                        COST       AMORTIZATION       VALUE
                                    -----------  ----------------   ----------
Land and improvements                $  206,230     $ 23,318        $  182,912
Buildings and improvements              449,096      117,037           332,059
Machinery and equipment               3,034,648      631,476         2,403,172
Mine development costs                  125,908       40,608            85,300
                                     ----------     --------        ----------
                                     $3,815,882     $812,439        $3,003,443
                                     ==========     ========        ==========

     Depreciation and amortization of property, plant and equipment included in Cost of Goods Sold and in Selling and Administrative was $161,045 (1998 - $154,215; 1997 - $141,241). During the year the Company recorded an impairment charge of $85,862 relating to certain of the assets (see Note 21).

 8.  GOODWILL

                                                      1999              1998
                                                    --------          --------
Cost                                                $110,718          $586,987
Accumulated amortization                               1,340            27,366
                                                    --------          --------
                                                    $109,378          $559,621
                                                    ========          ========

     Amortization of goodwill included in Selling and Administrative was $11,745 (1998 - $14,675; 1997 - $12,238). During the year the Company recorded an impairment charge of $438,498 (see Note 21).

9.   OTHER ASSETS

                                                      1999              1998
                                                    --------          --------
Deferred charges - net of accumulated amortization  $ 49,723          $ 41,268
Prepaid pension costs                                 14,399            11,169
Land held for sale                                     3,490             3,490
Investments, at equity                                21,890            23,961
Investment, at cost                                   92,832            92,151
Rotational plant maintenance costs -- net of
accumulated amortization                              16,087            21,103
Other                                                  5,736             3,870
                                                    --------          --------
                                                    $204,157          $197,012
                                                    ========          ========

     Amortization of deferred charges and rotational plant maintenance costs included in Cost of Goods Sold and in Selling and Administrative was $18,316 (1998 - $21,990; 1997 - $16,523).

10. SHORT-TERM DEBT
     Short-term debt was $474,504 at December 31, 1999 (1998 -$94,940). The weighted average interest rate on this debt was 6.02% (1998 - 6.00%). The Company had available lines of credit for short-term financing (net of letters of credit of $26,242) in the amount of $195,721 at December 31, 1999 (1998 - $177,451). The lines of credit are unsecured. In addition, the Company is authorized to borrow a further $98,407 under the commercial paper program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

11.  ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                      1999                1998
                                                    --------            --------
Trade accounts                                      $231,767            $265,300
Accrued reclamation                                   22,707               7,731
Accrued interest                                       5,436               6,758
Accrued payroll                                       11,873              14,429
Accrued integration                                   40,502              42,702
Accrued plant closure and office consolidation        20,603                   -
Income taxes                                           2,511                   -
Dividends                                             13,663              12,764
                                                    --------            --------
                                                    $349,062            $349,684
                                                    ========            ========

     During the year the Company paid severance, relocation and other related costs in the amount of $2,200 (1998 - $1,832) which were charged against accrued integration.

12. LONG-TERM DEBT

                                                                                                           1999        1998
                                                                                                         --------    --------
SYNDICATED FACILITIES LED BY THE BANK OF NOVA SCOTIA                                                     $      -    $488,000
The Credit Facility provides for aggregate unsecured advances of $778 million (less the amount of commercial paper outstanding) at an interest rate of LIBOR plus a maximum of 0.75% (actual at
December 31, 1998 was 0.40%) or Base Rate Canada Loans, payable throughout the term of the Credit
Facility. The actual weighted average interest rate at December 31, 1998 was 5.66%. The Credit
Facility is renewable every 364 days with the consent of the lenders. No principal payments are required during the revolving period. If the Credit Facility is not renewed, it converts to a five-year term facility repayable in twenty quarterly instalments each equal to 1% of the principal outstanding on the conversion date and a final payment of the remaining principal amount due on the fifth anniversary of the conversion date.

INDUSTRIAL REVENUE AND POLLUTION CONTROL OBLIGATIONS                                                       43,343      44,266
Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 2000 to 2012. No sinking fund requirements prior to maturity.
The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at rates ranging from 3.75% to 4.30%. The average interest rate on these obligations was 3.53% in 1999
(1998 - 3.67%). These loans are secured by bank letters of credit.

NOTES PAYABLE                                                                                             400,000     400,000
7.125% notes payable June 15, 2007. No sinking fund requirements prior to maturity. These notes were issued under a shelf registration statement covering up to $1,000,000 of debt securities.
The notes are unsecured.

OBLIGATIONS UNDER CAPITAL LEASES                                                                              911         823
OTHER                                                                                                         203         591
                                                                                                         --------    --------
                                                                                                          444,457     933,680
Less current maturities                                                                                     7,437         386
                                                                                                         --------    --------
                                                                                                         $437,020    $933,294
                                                                                                         ========    ========


     The fair values of all long-term obligations (except the Notes Payable whose approximate fair value at December 31, 1999 was $367,112) are approximated by their face values.

Long-term debt at December 31, 1999 will mature as follows:

2000                                            $   7,437
2001                                                  677
2002                                                  221
2003                                                2,637
2004                                                  253
Subsequent years                                  433,232
                                                 --------
                                                 $444,457
                                                 ========

13. COMMITMENTS

LEASE COMMITMENTS
     The Company has long-term lease agreements for buildings, port facilities, certain ammonia plants in Trinidad, equipment, ocean-going transportation vessels and rail cars, the latest of which expires in 2020 (excluding mineral leases).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

     Future minimum lease payments under these operating leases will be approximately as follows:

2000                                                                    $ 93,613
2001                                                                      84,842
2002                                                                      80,675
2003                                                                      53,336
2004                                                                      41,397
Subsequent years                                                         248,468

     Rental expense for operating leases for the years ended December 31, 1999, 1998 and 1997 was $94,062, $86,633 and $65,252, respectively.

OTHER COMMITMENTS
     The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 2008 in the amount of approximately $122,413, of which approximately $55,984 relates to 2000.

     The Company has entered into an agreement for the construction of a vessel for ocean-going transportation of raw materials and finished products in the amount of $37,000. In addition, the Company has entered into an agreement for the construction of six barges for the transportation of raw materials in the amount of $13,060. The balance of the progress payments of $15,200 relating to these agreements is required in 2000.

     Two of the Company's Trinidad subsidiaries have entered into long-term natural gas contracts with a gas company in Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The third Trinidad subsidiary is currently negotiating a long-term natural gas contract.

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

UNITED STATES
     The Company has defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

TRINIDAD
     The Company has contributory defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on service. The plans' assets consist mainly of local government and other bonds, local mortgage and mortgage-backed securities, fixed income deposits and cash.

ALL PENSION PLANS
     The components of net pension expense for the Company's pension plans, computed actuarially, were as follows:

                                          1999           1998          1997
                                        --------       --------      --------
Service cost for benefits
  earned during the year                $ 13,743       $ 11,669      $  9,827
Interest cost on projected
  benefit obligations                     23,318         22,019        19,566
Expected return on plan assets           (35,928)       (29,900)      (25,234)
Net amortization and deferral              2,485          1,730            31
                                         -------        -------      --------
Net pension expense                      $ 3,618        $ 5,518      $  4,190
                                         =======        =======      ========

     Significant actuarial assumptions used in calculating the net pension expense for the Company's funded plans were as follows:

                                            1999           1998          1997
                                            ----           ----          ----
Discount rate                               7.75%          6.75%         7.50%
Long-term rate of return on assets          9.00%          9.00%         9.00%
Rate of increase in compensation levels     5.00%          5.00%         5.00%

OTHER POST-RETIREMENT PLANS
     The Company provides certain contributory health care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded with benefits subject to change.

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

     The components of this expense, computed actuarially, were as follows:

                                            1999          1998           1997
                                          -------       -------        -------
Service cost for benefits
 earned during the year                   $ 3,870       $ 2,903        $ 2,701
Interest cost on projected
benefit obligations                         9,334         8,025          7,816
 Net amortization and deferral                  5             2              -
                                          -------       -------        -------
 Net post-retirement expense              $13,209       $10,930        $10,517
                                          =======       =======        =======

     The significant actuarial assumptions used in determining post-retirement benefit expense were as follows:

Discount rate                              7.75%          6.80%          7.50%
Health care cost trend rate                6.00%         10.00%         10.80%

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

                                           1999           1998           1997
                                         -------        -------        -------
Accumulated post-retirement
 benefit obligation                      $15,488        $ 6,325        $ 4,722
Aggregate of service and
 interest cost                             2,910            573            490

     If the health care cost trend rate was decreased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have decreased as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

                                             1999          1998           1997
                                             ----          ----           ----
Accumulated post-retirement
benefit obligation                        $19,389        $2,848         $2,599
Aggregate of service and
interest cost                               3,852           263            370

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

     The effect of these costs on income before income taxes and the recorded liability for these costs was not significant for any of the years presented.

     All of the Company's US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $3,506 and $3,844 for 1999 and 1998, respectively.

     All of the Company's Canadian salaried employees participate in the PCS Inc. Savings Plan which was effective January 1, 1999. The Company contributes 5 percent of salary to the plan and employees may make voluntary contributions. The Company's contributions were $1,318 in 1999.

     The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:

                                                                                                                POST-RETIREMENT/
                                                                                      PENSION                   POST-EMPLOYMENT
                                                                             --------------------------   -------------------------
                                                                               1999              1998        1999            1998
                                                                             --------          --------   ---------       ---------
Change in Benefit Obligations
  Balance, beginning of year                                                $ 360,102          $306,948   $ 136,326      $  119,701
  Acquisitions                                                                      -               849           -               -
  Canadian benefit obligations                                                      -            11,156           -               -
  Service cost                                                                 13,743            11,669       3,870           2,903
  Interest cost                                                                23,318            22,019       9,334           8,025
  Participants' contributions                                                     369               384           -              88
  Actuarial (loss) gain                                                       (35,676)           20,936        (368)         10,421
  Amendments                                                                        -                 -      (9,490)              -
  Benefits paid                                                               (14,637)          (13,859)     (4,388)         (4,812)
                                                                             --------          --------   ---------      ----------
  Balance, end of year                                                        347,219           360,102     135,284         136,326
                                                                             --------          --------   ---------      ----------
Change in Plan Assets
  Fair value, beginning of year                                               368,727           333,020           -               -
  Canadian plan assets                                                              -            11,156           -               -
  Actual return on plan assets                                                 11,737            34,130           -               -
  Employer contributions                                                        8,438             4,080       3,569           4,092
  Participants' contributions                                                     369             1,110         819             720
  Valuation allowance                                                          (1,634)             (910)          -               -
  Benefits paid                                                               (14,637)          (13,859)     (4,388)         (4,812)
                                                                             --------          --------   ---------      ----------
  Fair value, end of year                                                     373,000           368,727           -               -
                                                                             --------          --------   ---------      ----------
Funded Status                                                                  25,781             8,625    (135,284)       (136,326)
Unrecognized Net (Loss) Gain                                                  (26,085)          (11,244)      6,867          11,908
Unrecognized Prior Service Cost                                                 1,215             2,270     (10,209)              -
                                                                             --------          --------   ---------      ----------
Prepaid (Accrued) Benefit Cost                                                    911              (349)   (138,626)       (124,418)
Less current portion                                                                -             2,187       3,705           3,630
                                                                             --------          --------   ---------      ----------
                                                                                  911             1,838    (134,921)       (120,788)
Add SFAS 112 liability                                                              -                 -           -          (1,060)
                                                                             --------          --------   ---------      ----------
Prepaid (Accrued) Post-retirement/Post-employment Benefits                  $     911          $  1,838   $(134,921)      $(121,848)
                                                                             --------          --------   ---------      ----------
Amounts recognized in the statements of financial position consist of:
  Long-term liability                                                       $ (13,488)         $ (9,331)  $(134,921)      $(121,848)
  Prepaid pension costs                                                        14,399            11,169           -               -
                                                                            ---------          --------   ---------      ----------
                                                                            $     911          $  1,838   $(134,921)      $(121,848)
                                                                            ---------          --------   ---------      ----------

The aggregate pension accumulated benefit obligations and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:


                                                                                                               POST-RETIREMENT/
                                                                                         PENSION               POST-EMPLOYMENT
                                                                                ---------------------    --------------------------
                                                                                   1999       1998          1999            1998
                                                                                ---------------------    --------------------------
Accumulated benefit obligation                                                   $84,390     $100,213     $ 134,921       $ 121,848
Fair value of plan assets                                                        $72,224     $ 76,698             -               -

15. ENVIRONMENTAL COST
RECLAMATION AND RESTORATION COSTS
     Site restoration and reclamation costs have been accrued for various sites. At December 31, 1999, the Company has accrued $28,524 (1998 - $29,078) for the Aurora, North Carolina facility, $55,755 (1998 - $66,412) for the White Springs, Florida facility, $27,377 (1998 - $27,377) for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS the Moab, Utah facility, $552 (1998 - $9,225) for various sulphur facilities, $18,401 (1998 - $nil) for certain Florida Favorite Fertilizer facilities and $4,273 (1998 - $5,038) for the Cassidy Lake facility. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1999 totalled $22,707 (1998 - $7,731). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in December 1999. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 1999, 1998 and 1997 were $79,293, $71,887 and $66,972 respectively. Of the 1999 amount, $70,303 (1998 - $62,958; 1997 -
$51,421) was charged to operations, $3,074 (1998 - $4,059; 1997 - $4,948) was capitalized and $5,916 (1998 - $4,870; 1997 - $10,603) was charged against accrued reclamation costs.

     Certain reclamation obligations are currently secured by a surety bond of approximately $13,000.

CAPPING OF BYPRODUCT GYPSUM STACKS
     In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of byproduct gypsum (gypsum stacks). The regulations implementing this legislation require companies to "cap" the gypsum stacks in order to reduce seepage into the groundwater, when such stacks reach their design capacity (for the Company, in approximately 35 years), or after March 25, 2001 if groundwater standards are not being met. At December 31, 1999, a balance of $35,350 (1998 - $35,350) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.

     In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stacks must comply with the laws in place at that time.

OTHER ENVIRONMENTAL COSTS
     Other than reclamation, restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 1999. At December 31, 1999, environmental provisions recorded by the Company, other than those related to reclamation, restoration and gypsum stack capping, as discussed above, were approximately $2,582.

     The Company's estimated operating expenses, other than reclamation, restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $20,232 for the year ended December 31, 1999 (1998 - $20,473; 1997 - $15,520). In addition, capital expenditures for other environmental compliance were approximately $5,108 for the year ended December 31, 1999 (1998 - $9,926; 1997 - $10,464).

16. SHARE CAPITAL
AUTHORIZED:
     The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

ISSUED:

                                         1999            1998            1997
                                CONSIDERATION   CONSIDERATION   CONSIDERATION
                                -------------   -------------   -------------
Issued, beginning of year          $1,227,599      $1,211,049        $630,484
Shares issued under option              1,356          15,414           5,826
Shares issued to purchase
 Arcadian Corporation                       -               -         573,278
Shares issued for dividend
 reinvestment plan                      1,848           1,136           1,461
Shares repurchased                    (14,270)              -               -
                                   ----------      ----------      ----------
Issued, end of year                $1,216,533      $1,227,599      $1,211,049
                                   ==========      ==========      ==========


ISSUED:                                  1999            1998           1997
                                    NUMBER OF       NUMBER OF      NUMBER OF
                                       COMMON          COMMON         COMMON
                                       SHARES          SHARES         SHARES
                                   ----------       ---------      ---------
Issued, beginning of year          54,243,795      53,896,186     45,581,864
Shares issued under option             46,450         332,800        267,350
Shares issued to purchase
 Arcadian Corporation                       -               -      8,029,092
Shares issued for dividend
 reinvestment plan                     33,964          14,809         17,880
Shares repurchased                   (630,000)              -              -
                                   ----------      ----------     ----------
Issued, end of year                53,694,209      54,243,795     53,896,186
                                   ==========      ==========     ==========


STOCK OPTIONS
     The Company has two option plans. Under the Officers and Key Employees Plan, the Company may, after February 3, 1998, issue up to 6,926,125 common shares pursuant to the exercise of options. Under the Directors Plan, the Company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

     A summary of the status of the plans as of December 31, 1999, 1998 and 1997 and changes during the years ending on those dates is presented below:

NUMBER OF SHARES SUBJECT TO OPTION
                                            1999          1998           1997
                                       ---------     ----------      ---------
Outstanding,
 beginning of year                      2,947,075      2,461,125     1,845,475
Granted                                   857,100        824,000       889,750
Exercised                                 (46,450)      (332,800)     (267,350)
Cancelled                                 (11,750)        (5,250)       (6,750)
                                        ---------      ---------     ---------
Outstanding, end of year                3,745,975      2,947,075     2,461,125
                                        =========      =========     =========

WEIGHTED AVERAGE EXERCISE PRICE
                                           1999            1998           1997
                                          ------          ------         ------
Outstanding, beginning of year            $70.35          $68.11         $52.90
Granted                                    43.69           67.88          86.11
Exercised                                  30.34           47.45          23.12
Cancelled                                  77.62           82.61          78.44
Outstanding, end of year                   64.72           70.35          68.11

     The weighted-average grant-date fair value of options granted during the year was $11,622 (1998 - $18,665; 1997 -$23,712).

     The following table summarizes information about stock options outstanding at December 31, 1999:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

                                                OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                        ----------------------------------------------------------      ------------------------------------
RANGE OF EXERCISE       NUMBER            WEIGHTED AVERAGE        WEIGHTED AVERAGE                         WEIGHTED AVERAGE
PRICES                  OUTSTANDING       REMAINING LIFE          EXERCISE PRICE          NUMBER           EXERCISE PRICE
-----------------       -----------       ----------------        ----------------      --------           ----------------
$12.00 to $18.38           11,750             2 years               $16.88                11,750              $16.88
$20.00 to $25.38          121,850             4 years                21.75               121,850               21.75
          $32.25          145,950             5 years                32.25               145,950               32.25
          $43.69          857,100            10 years                43.69                     -                   -
          $67.88          820,000             9 years                67.88               410,000               67.88
$70.38 to $74.75          914,075             7 years                72.43               914,075               72.43
$81.75 to $86.75          875,250             8 years                86.35               875,250               86.35

     The foregoing options have expiry dates ranging from November 8, 2000 to November 9, 2009.

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

SHARE REPURCHASE PLAN
     The Board of Directors of the Company approved an open market repurchase program with respect to the Company's common shares on November 3, 1999. Under this program, the Company is permitted to repurchase up to 2,700,000 of its outstanding common shares by November 18, 2000. The Company plans to cancel shares purchased under the program.

17. CONTRIBUTED SURPLUS

     Contributed surplus has been charged with the excess of the cost of purchasing the common shares under the open market repurchase program over the stated value of the shares as follows:

                                                                                 1999             1998             1997
                                                                                 --------         --------         --------
Balance, beginning of year                                                       $336,486         $336,486         $336,486
Excess of cost of common shares repurchased over their stated value               (14,992)               -                -
                                                                                 --------         --------         --------
Balance, end of year                                                             $321,494         $336,486         $336,486
                                                                                 --------         --------         --------

18. SEGMENT INFORMATION
     The Company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, approximately 47 percent of nitrogen and 41 percent of phosphate net sales revenue is from non-fertilizer products. These business segments are differentiated by the chemical nutrient contained in the product that each produces, with the exception of phosphate products produced at Geismar, which are included in the nitrogen business segment. Inter-segment net sales are made under terms which approximate market value. Each of the phosphate and nitrogen business segments was acquired as a unit.

                                                                                              1999
                                                        --------------------------------------------------------------------------
                                                            POTASH        PHOSPHATE       NITROGEN      ALL OTHERS    CONSOLIDATED
                                                        ----------       ----------      ---------      ----------    ------------
Net sales - third party                                 $  563,296       $  754,045     $  743,723        $      -      $2,061,064
Inter-segment net sales                                      8,711            1,591         47,744               -               -
Gross margin                                               301,929          115,810         (9,468)              -         408,271
Other income                                                 3,084            5,225         10,480           7,135          25,924
Depreciation and amortization                               37,243           61,826         83,486           8,551         191,106
Provision for plant closures                                 1,254            8,232         55,464               -          64,950
Provision for asset impairment                                   -            7,615        518,952               -         526,567
Operating income (loss)                                    221,381           94,665       (604,000)        (62,747)       (350,701)
Assets                                                   1,036,901        1,388,453      1,324,544         166,932       3,916,830
Expenditures for segment capital assets                     41,100           41,739         30,276           5,731         118,846

                                                                                              1998
                                                        --------------------------------------------------------------------------
                                                            POTASH        PHOSPHATE       NITROGEN      ALL OTHERS    CONSOLIDATED
                                                        ----------       ----------     ----------      ----------    ------------
Net sales - third party                                 $  545,491       $  914,197     $  848,075      $       -       $2,307,763
Inter-segment net sales                                     10,342            1,319         66,705              -                -
Gross margin                                               316,267          210,373         82,707              -          609,347
Other income                                                 2,101            6,463         10,610         13,635           32,809
Depreciation and amortization                               36,242           59,084         86,708          8,846          190,880
Operating income                                           231,269          207,503         60,757        (53,473)         446,056
Assets                                                   1,037,328        1,359,288      1,931,326        206,315        4,534,257
Expenditures for segment capital assets                     43,158           66,958         80,039              -          190,155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

                                                                                                1997
                                                            POTASH         PHOSPHATE     NITROGEN       ALL OTHERS      CONSOLIDATED
                                                          ----------      ----------    ----------      ----------      ------------
Net sales - third party                                   $  504,167      $  926,490    $  895,272       $       -       $2,325,929
Inter-segment net sales                                        9,017           1,460        18,132               -                -
Gross margin                                                 257,606         184,199       143,366               -          585,171
Other income                                                   6,010           4,863         9,959          11,612           32,444
Depreciation and amortization                                 39,605          55,102        68,996           6,299          170,002
Operating income                                             187,226         181,062       125,651         (46,299)         447,640
Assets                                                     1,005,910       1,406,717     1,957,292          57,673        4,427,592
Expenditures for segment capital assets                       42,836          47,979        69,522               -          160,337

FINANCIAL INFORMATION BY GEOGRAPHIC AREA IS SUMMARIZED IN THE FOLLOWING TABLE:

                                                         CANADA        UNITED STATES       TRINIDAD         OTHER       CONSOLIDATED
                                                       ---------       -------------       --------       --------      ------------
1999
Net sales to customers outside the Company
  Canada                                                $ 21,429         $   29,294        $      -        $     -       $   50,723
  United States                                          209,693          1,080,696         122,076              -        1,412,465
  PhosChem                                                     -            186,494               -              -          186,494
  Canpotex                                               254,711                  -               -              -          254,711
  Other                                                   71,163             39,153          46,355              -          156,671
                                                        --------         ----------        --------        -------       ----------
                                                        $556,996         $1,335,637        $168,431        $     -       $2,061,064
                                                        --------         ----------        --------        -------       ----------
Operating income (loss)                                 $179,121         $ (511,852)       $(17,970)       $     -       $ (350,701)
                                                        --------         ----------        --------        -------       ----------
Capital assets and goodwill                             $796,576         $1,871,664        $301,669        $32,616       $3,002,525
                                                        --------         ----------        --------        -------       ----------
1998
Net sales to customers outside the Company
  Canada                                                $ 21,885         $   29,808        $      -        $     -       $   51,693
  United States                                          199,956          1,279,615         110,112              -        1,589,683
  PhosChem                                                     -            262,168               -              -          262,168
  Canpotex                                               252,464                  -               -              -          252,464
  Other                                                   65,441             35,237          51,077              -          151,755
                                                        --------         ----------        --------        -------       ----------
                                                        $539,746         $1,606,828        $161,189        $     -       $2,307,763
                                                        --------         ----------        --------        -------       ----------
Operating income                                        $209,783         $  220,221        $ 16,052        $     -       $  446,056
                                                        --------         ----------        --------        -------       ----------
Capital assets and goodwill                             $823,827         $2,448,587        $316,025        $     -       $3,588,439
                                                        --------         ----------        --------        -------       ----------
1997
Net sales to customers outside the Company
  Canada                                                $ 14,460         $   27,147        $      -        $     -       $   41,607
  United States                                          188,416          1,334,672         100,466              -        1,623,554
  PhosChem                                                     -            261,502               -              -          261,502
  Canpotex                                               229,666                  -               -              -          229,666
  Other                                                   64,261             35,097          70,242              -          169,600
                                                        --------         ----------        --------        -------       ----------
                                                        $496,803         $1,658,418        $170,708        $     -       $2,325,929
                                                        --------         ----------        --------        -------       ----------
Operating income                                        $163,620         $  257,528        $ 26,492        $     -       $  447,640
                                                        --------         ----------        --------        -------       ----------
Capital assets and goodwill                             $811,135         $2,463,546        $335,745        $     -       $3,610,426
                                                        --------         ----------        --------        -------       ----------

19.  PROVINCIAL MINING AND OTHER TAXES
     Provincial mining taxes and other taxes consist of:

                                           1999          1998           1997
                                         -------       -------       --------
Potash Production Tax                    $57,997       $61,639        $53,453
Saskatchewan corporate
capital taxes                             19,088        18,449         16,859
                                         -------       -------        -------
                                         $77,085       $80,088        $70,312
                                         =======       =======        =======

20.  PROVISION FOR PLANT CLOSURES AND OFFICE CONSOLIDATION
     In the third quarter of 1999, the Board of Directors of the Company approved a plan to close nitrogen plants at Clinton, Iowa and LaPlatte, Nebraska; a phosphate feed plant at Saltville, Virginia; and a phosphate terminal at Jacksonville, Florida. The Clinton and LaPlatte closures result from these plants being high-cost producers due to their size and technology employed. Due to the high production costs, these plants are unprofitable at both current and projected future prices. The closure of the Saltville plant is primarily due to higher transportation costs for raw materials and waste products which make this plant a high-cost production facility. The terminal at Jacksonville is being closed as the Company intends to solely utilize the more efficient terminal at Morehead City, North Carolina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

     The plants at Clinton and LaPlatte were indefinitely shut down effective August 12, 1999. The decision to permanently close both facilities was made and announced on August 31, 1999. Substantially all on-site product inventory has been sold and the Company is now in the process of decommissioning the ammonia storage tanks, which it expects will be completed in the first quarter of 2000. The Company plans to contract out the demolition of these facilities. The demolition activity is expected to start near the end of the first quarter of 2000 and be completed by the end of 2000. Environmental procedures have commenced but cannot be completed until the dismantling of the plants is complete. These procedures principally include the cleaning of dismantled equipment and asbestos removal. Subsequent to the dismantling, the Company will attempt to sell the plant sites. Annual expenditures for site security and other maintenance costs will approximate $400 until such time as the sites are disposed of. There are outstanding contractual commitments that relate to natural gas and hydrogen purchase contracts and electricity. The number of employees terminated as a result of these closures will be 155 hourly and 75 salaried, of which 168 have left the Company as of December 31, 1999. The majority of the remaining employees are expected to leave the Company during the first quarter of 2000. Eligible hourly employees will receive severance of two hundred dollars per year of service up to a maximum of 30 years of service and the salaried employees will receive severance based on number of years of service. From January 1, 1999 to the date of closure, these plants incurred operating losses of approximately $12,000 (including depreciation and amortization of approximately $3,000).

     The phosphate feed plant at Saltville was closed effective September 1, 1999. This property may be sold or may be turned over to the municipal authorities. Annual expenditures for plant security and other maintenance costs until such time will approximate $154. The number of employees terminated as a result of this closure will be 49, of which 45 have left the Company as of December 31, 1999. The remaining 4 employees are expected to leave or transfer to other facilities in first quarter 2000. The employees were entitled to severance based on number of years of service. The severance payments ranged from one to seven months' salary. From January 1, 1999 to the date of closure, this plant incurred operating losses of approximately $6,000 (including depreciation and amortization of approximately $400).

     The phosphate terminal at Jacksonville was closed effective August 15, 1999. Environmental remediation procedures are expected to be completed in the first quarter of 2000, at which time the Company will attempt to sell the terminal. The number of employees affected as a result of this closure will be nine, of which three have transferred to other facilities as of December 31, 1999. Three employees will transfer to other facilities in February 2000 and the remaining employees are expected to leave at this time. From January 1, 1999 to the date of closure, this terminal incurred operating losses of approximately $2,000 (including depreciation and amortization of approximately $800).

     The decision to close these facilities triggered an assessment of the fair value of these assets, with fair value being determined based on estimated sales proceeds less costs to sell.

     The Company is proceeding with a consolidation of its Raleigh, North Carolina and Memphis, Tennessee administrative offices with the Company's office in Chicago, Illinois. As a result of the consolidation, 115 salaried employees will be terminated, with termination dates ranging from March 31, 2000 through to September 30, 2000. Terminated employees are entitled to severance pay equal to two weeks' salary for each completed year of service (to a maximum of 52 weeks) and provided they stay until their termination date, an additional payment equal to 35 percent of their annual salary pro-rated for the number of months from October 1, 1999 to their termination. The Company has contractual commitments relating to current office leases at all three locations.

     Charges associated with these closures and office consolidation are as follows:

                                               AMOUNT     RESERVE      BALANCE
                                 PROVISION      PAID      UTILIZED    AT DEC. 31
                                 ---------     ------     --------    ----------
PLANT CLOSURES
Severance                         $ 5,386     $2,652      $    -       $ 2,734
Decommissioning                     3,629      3,345           -           284
Environmental remediation           2,000         92           -         1,908
Contractual commitments             7,588      1,126           -         6,462
Non-cash parts inventory
 writedown                          8,198          -          13         8,185
Non-cash writedown of
 property, plant and
 equipment                         28,934          -       1,856        27,078
                                   ------     ------       -----        ------
                                   55,735      7,215       1,869        46,651
OFFICE CONSOLIDATION
Severance                           6,215          -           -         6,215
Contractual commitments             3,000          -           -         3,000
                                  -------     ------      ------       -------
                                  $64,950     $7,215      $1,869       $55,866
                                  =======     ======      ======       =======

     Of the $64,950 provision, $55,464 pertains to the nitrogen business segment, $8,232 pertains to the phosphate business segment and $1,254 relates to the potash business segment.

     After the writedown of the assets, the carrying amount of the remaining assets affected by the closures is $5,604.

     The plant closures and office consolidation will require cash expenditures of approximately $27,818, all of which is expected to be funded from operations. The majority of these expenditures are expected to be made by the end of 2000.

21. PROVISION FOR ASSET IMPAIRMENT
     Due to operating losses primarily caused by reduced product prices and increased gas costs relative to certain current and expected future competition, the Company assessed the recoverability of the tangible and intangible assets related to the nitrogen operations. The Company projected the undiscounted future net cash flows from use together with the residual value of these assets and determined that in certain cases they were less than the carrying amount. Third party forecasts of future nitrogen prices indicate that they will not reach the levels experienced in 1997 when the nitrogen operations were purchased. These circumstances are the primary cause of a permanent impairment in the value of certain nitrogen assets. Accordingly, the Company recorded a provision for asset impairment of $518,952, of which $438,498 relates to goodwill, $79,489 relates to property, plant and equipment at the Memphis, Tennessee plant and $965 relates to other assets. The provision for asset impairment for the nitrogen operations was calculated as the difference between the carrying amount and the undiscounted future net cash flows from use together with residual values. Estimates of such undiscounted future net cash flows from use together with residual values are subject to significant uncertainties and assumptions. Accordingly, actual results could vary significantly from such estimates.

     Due to a history of operating losses and a projection of continuing operating losses, the Company assessed the recoverability of the tangible and intangible assets related to the Florida Favorite Fertilizer ("FFF") operations. The Company estimated the undiscounted future net cash flows from use together with the residual value of these assets and determined that in certain cases

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS they were less than the carrying amount. Accordingly, the Company recorded a provision for asset impairment of $7,615, of which $6,373 relates to property, plant and equipment primarily at the Lakeland, Florida and Moultrie, Georgia locations and $1,242 relates to intangibles. The provision for asset impairment for the FFF operations was calculated as the difference between third party sales offers and the carrying amount of the various properties. This provision relates to the phosphate business segment.

     These writedowns will result in a reduction of amortization expense of approximately $11,700 and a reduction of depreciation expense of approximately $4,900 on an annualized basis.

22. INTEREST EXPENSE

                                             1999       1998       1997
                                           -------    -------    -------
Interest on
  Short-term debt                          $10,591    $ 2,942    $ 2,351
  Long-term debt                            43,233     64,632     79,088
                                           -------    -------    -------
                                           $53,824    $67,574    $81,439
                                           =======    =======    =======

23. INCOME TAXES
     As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income (loss) before income taxes as follows:

                                          1999        1998       1997
                                        ---------   --------   --------
Income (loss) before income taxes
Canada                                  $ 126,208   $122,490   $ 67,606
United States                            (509,038)   243,275    272,520
Trinidad                                  (21,695)    12,717     26,075
                                        ---------   --------   --------
                                        $(404,525)  $378,482   $366,201
                                        =========   ========   ========
Federal and Provincial
  Statutory tax rates                       46.12%     46.12%     46.12%
Tax at statutory rates                  $(186,567)  $174,556   $168,892
Adjusted for the effect of:
  Net non-deductible provincial
    taxes and royalties and
    resource allowances                    20,593     19,327     (7,025)
Additional tax deductions                 (43,603)   (63,330)   (73,631)
Difference between Canadian
 rate and rates applicable to
 subsidiaries in other countries            5,207    (14,071)   (24,662)
Goodwill impairment                       207,652          -          -
Other                                       4,187        997      5,489
                                        ---------   --------   --------
Income tax expense                      $   7,469   $117,479   $ 69,063
                                        =========   ========   ========

Details of income tax expense are as follows:

Canada
  Current                                $  9,359   $  2,351   $ 1,024
  Deferred                                 68,446     75,405     2,146
United States - Federal
  Current                                   3,352      6,177    31,888
  Deferred                                (70,761)    10,683    25,063
United States - State
  Current                                   1,137      4,963         -
  Deferred                                  2,741     14,561      (716)
Trinidad
  Current                                     776      5,808    13,564
  Deferred                                 (7,581)    (2,469)   (3,906)
                                         --------   --------   -------
Income tax expense                       $  7,469   $117,479   $69,063
                                         ========   ========   =======

     The tax effects of temporary differences that give rise to significant portions of the net deferred income tax liability are:

                                                      1999        1998
                                                    --------    --------
Deferred income tax assets:
  Loss and credit carryforwards                     $246,379    $127,653
  Post-retirement/post-employment benefits            50,608      50,161
  Accrued reclamation costs                           40,349      44,555
  Other                                                2,843      11,312
                                                    --------    --------
Total deferred income tax assets                     340,179     233,681
                                                    ========    ========
Deferred income tax liabilities:
  Basis difference in fixed assets                   724,485     628,551
  Other                                               25,065      22,983
                                                    --------    --------
Total deferred income tax liabilities                749,550     651,534
                                                    --------    --------
Net deferred income tax liability                   $409,371    $417,853
                                                    ========    ========

     At December 31, 1999, the Company has income tax losses carried forward of approximately $646,000 which will begin to expire in 2010. The benefit relating to these loss carryforwards has been recognized by reducing deferred income tax liabilities. In addition, the Company has alternative minimum tax credits of approximately $20,000 which carry forward indefinitely.

24. NET (LOSS) INCOME PER SHARE
     Net (loss) income per share was calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 1999 of 54,230,000 (1998 -54,177,000; 1997 - 52,275,000). Fully diluted net
(loss) income per share for the year ended December 31, 1999 was $(7.60) (1998 -$4.77; 1997 - $5.61).

25. DIVIDENDS PER SHARE
     Prior to June 30, 1999, the Company declared its dividends in Canadian dollars. Subsequent to that date, the Company declared its dividends in US dollars.

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
     The Company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements, to hedge foreign exchange and commodity price risk. The Company does not hold or issue financial instruments for trading purposes.
     At December 31, 1999, the Company had commitments in the form of foreign exchange contracts to sell US dollars in the amount of $36,000 (1998 - $0).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

     The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

     In addition to physical spot and term purchases, the Company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen plants. Under these arrangements, the Company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The Company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. Cash margin requirements which have been advanced as at December 31, 1999 totalled $4,382 (1998 - $16,199) and are included in inventory.

     As at December 31, 1999, the Company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 13.9 million MMBtus of natural gas with maturities in 2000 through 2002. The swaps represented a notional amount of 86.4 million MMBtus with maturities in 2000 through 2004. As at December 31, 1999, net gains arising from settled hedging transactions which are included as a component of finished goods inventory were not material.

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

     The carrying amount of the Company's cash and cash equivalents, accounts receivable, short-term debt and accounts payable and accrued charges approximates fair values because of short-term maturities. The carrying amount of the Company's long-term debt (except the Notes Payable whose approximate fair value at December 31, 1999 was $367,112) approximates estimated fair value because the stated interest rates approximate the market rate.

27.  CONTINGENCIES

GENERAL
     PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 1999.

     In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

     In June 1993, the Company was served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleged a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint sought treble damages and other relief. The complaint was originally dismissed but this decision was reversed by a three-judge panel on appeal. The defendants were granted a rehearing of the appeal en banc, which was heard on September 13, 1999 (see Note
33a). Management of the Company, having consulted with legal counsel, believes that the allegations are without merit, that the Company has valid legal defences and that the lawsuit will not have a material adverse effect on the Company. However, management cannot predict with certainty the outcome of the litigation.

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

     In 1997, five former officers of Arcadian Corporation filed lawsuits against PCS in the United States District Court for the Western District of Tennessee. The complaints allege that PCS breached employment agreements between Arcadian and the officers and breached the related assumption agreement among PCS, PCS Nitrogen and Arcadian. The complainants sought damages in excess of $39,300. Each complaint also seeks additional unspecified damages. On December 1, 1998, the court entered judgments in the amount of $18,500 with respect to three of the claims. The Company has filed Notices of Appeal with respect to these judgments. In 1998, the Company settled the other two claims for the total amount of $1,400. Management of the Company, having consulted with legal counsel, believes that the lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

     On May 11 and 12, 1999, representatives of the United States Environmental Protection Agency ("EPA"), Federal Bureau of Investigation and other state and local agencies executed a search warrant on the Company's Geismar facility in connection with a grand jury investigation. The grand jury investigation is continuing. The Company cannot predict at this time what may result from the government's investigation or whether any such result would have a material adverse effect on the Company.

     On October 13, 1999, PCS Joint Venture submitted to the EPA Phase I of a work plan to conduct a Remedial Investigation and Feasibility Study ("RI/FS") of certain releases to the soil and groundwater of the PCS Joint Venture facility in Lakeland, Florida and other area properties. On October 21, 1999, PCS Joint Venture signed an Administrative Order by Consent under which PCS Joint Venture agreed to conduct the RI/FS. These soil and groundwater releases have also been the subject of an investigation by the Florida Department of Environmental Protection ("FDEP") and the subject of a Complaint filed by the FDEP against PCS Joint Venture and a number of other defendants. Discovery is still continuing in that proceeding. On September 23, 1999, an action was served on PCS Joint Venture and eight other defendants on behalf of a class of persons living in the vicinity of the site who claim to have suffered damages as a result of releases from the site. PCS Joint Venture intends to defend itself vigorously in both actions, while also continuing to work to assess and evaluate the nature and extent of the impacts at the site. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed nor to what extent costs incurred may be recoverable from third parties.

     Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company's financial condition or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE
     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to the efforts of customers, suppliers or other third parties, have been fully resolved.

28. RELATED PARTY TRANSACTIONS
     The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 1999 were $254,711 (1998 - $252,464; 1997 - $229,666).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

29.  SUPPLEMENTAL CASH FLOW INFORMATION
     In March 1997, the Company issued common shares valued at $573,278 in exchange for shares of Arcadian Corporation. There have been no other significant non-cash transactions.

30. QUARTERLY RESULTS (UNAUDITED)
     The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

                                 FIRST      SECOND        THIRD       FOURTH
                                QUARTER     QUARTER      QUARTER      QUARTER
                                --------    --------    ---------     --------

1999
Net sales                       $549,341    $564,483    $ 453,578     $493,662
Gross Margin                    $122,041    $140,719    $  66,343     $ 79,168
Provision for
 plant closures and
 office consolidation           $      -    $      -    $  55,403     $  9,547
Provision for
 asset impairment               $      -    $      -    $ 525,118     $  1,449
Operating Income (Loss)         $ 74,977    $ 96,903    $(551,926)    $ 29,345
Net Income (Loss)               $ 39,517    $ 61,790    $(524,244)    $ 10,943

Net Income
 (Loss) per Share               $   0.73    $   1.14    $   (9.66)    $   0.20


                                 FIRST      SECOND        THIRD       FOURTH
                                QUARTER     QUARTER      QUARTER      QUARTER
                                --------    --------     --------     --------
1998
Net sales                       $583,812    $660,442     $521,368     $542,141
Gross Margin                    $150,673    $186,631     $140,188     $131,855
Operating Income                $109,790    $146,909     $ 95,575     $ 93,782
Net Income                      $ 63,009    $ 89,117     $ 54,704     $ 54,173

Net Income per Share            $   1.17    $   1.64     $   1.01     $   1.00


     Net Income (Loss) per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

31.  COMPARATIVE FIGURES
     Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

32.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     A description of certain significant differences between Canadian GAAP and US GAAP follows:

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

     PROVISION FOR ASSET IMPAIRMENT: The provision for asset impairment under Canadian GAAP is measured based on the undiscounted cash flow from use together with the residual value of the asset. US GAAP would require that the provision for asset impairment be measured based on fair value, which resulted in additional writedowns of property, plant and equipment and goodwill for US GAAP purposes.

     PROVISION FOR PLANT CLOSURES: The provision for plant closures under Canadian GAAP includes the non-cash parts inventory writedown. US GAAP would require that this writedown be included in selling and administrative expenses.

     PRE-OPERATING COSTS: Operating costs incurred during the start-up phase of new projects are deferred until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP would require that these costs be expensed as incurred.

     STOCK-BASED COMPENSATION: In 1995, the Financial Accounting Standards Board issued SFAS No.123 "Accounting for Stock-Based Compensation". The Company has decided to continue to apply APB Opinion 25 ("APB 25") for measurement of compensation of employees.

     THE APPLICATION OF US GAAP, AS DESCRIBED ABOVE, WOULD HAVE HAD THE FOLLOWING APPROXIMATE EFFECTS ON NET (LOSS) INCOME, NET (LOSS) INCOME PER SHARE, TOTAL ASSETS AND SHAREHOLDERS' EQUITY:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

                                                                                         1999           1998             1997
                                                                                  -----------    -----------      ------------
Net (loss) income as reported - Canadian GAAP                                     $  (411,994)   $   261,003      $   297,138
Items (increasing) decreasing reported net (loss) income
  Provision for asset impairment                                                     (217,953)             -                -
  Pre-operating costs                                                                  (4,605)             -                -
  Deferred income taxes                                                                51,970              -           11,382
                                                                                  -----------    -----------      ------------
Approximate net (loss) income - US GAAP                                           $  (582,582)   $   261,003      $   285,756
                                                                                  -----------    -----------      ------------
Weighted average shares outstanding - US GAAP                                      54,230,000     54,177,000       52,275,000
                                                                                  -----------    -----------      ------------
Approximate net (loss) income per share - US GAAP                                 $    (10.74)   $      4.82      $      5.47
                                                                                  -----------    -----------      ------------
Total assets as reported - Canadian GAAP                                          $ 3,916,830    $ 4,534,257      $ 4,427,592
Items increasing (decreasing) reported total assets
  Available-for-sale security (unrealized holding gain)                                26,212         14,906                -
  Property, plant and equipment                                                      (168,632)             -                -
  Pre-operating costs                                                                  (4,605)             -                -
  Goodwill                                                                            (49,321)             -                -
                                                                                  -----------    -----------      ------------
Approximate total assets - US GAAP                                                $ 3,720,484    $ 4,549,163      $ 4,427,592
                                                                                  -----------    -----------      ------------
Total shareholders' equity as reported - Canadian GAAP                            $ 1,962,386    $ 2,453,761      $ 2,227,891
Items increasing (decreasing) reported shareholders' equity
  Other comprehensive income, net of tax                                               16,858          8,944                -
  Provision for asset impairment                                                     (217,953)             -                -
  Pre-operating costs                                                                  (4,605)             -                -
  Deferred income taxes                                                                51,970              -                -
                                                                                  -----------    -----------      ------------
Approximate shareholders' equity - US GAAP                                        $ 1,808,656    $ 2,462,705      $  2,227,891
                                                                                  -----------    -----------      ------------

SUPPLEMENTAL US GAAP DISCLOSURE
     AVAILABLE-FOR-SALE SECURITY
     The Company's investment in ICL is classified as available-for-sale. The fair market value of this investment at December 31, 1999 was $119,044 and the unrealized holding gain was $26,212.

     NEW ACCOUNTING PRONOUNCEMENTS
     During 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", and SFAS No. 136 "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Others". None of these pronouncements will have an impact on the Company's consolidated financial statements. FASB also issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.133". This pronouncement deferred the implementation of SFAS No. 133 for the Company until the first quarter of 2001. The impact of the adoption of SFAS No. 133 on the Company's consolidated financial statements is not presently determinable.

     STOCK COMPENSATION PLANS
     The Company has two stock-based compensation plans which are described in
Note 16. The Company applies APB 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net (loss) income and net (loss) income per share for the years ending December 31, 1999, 1998 and 1997 would have been reduced to the pro forma amounts indicated below:

                                                     1999                            1998                         1997
                                         ---------------------------      -------------------------    ---------------------------
                                         AS REPORTED       PRO FORMA      AS REPORTED     PRO FORMA    AS REPORTED       PRO FORMA
                                         -----------       ---------      -----------     ---------    -----------       ---------
Net (loss) income                         $(582,582)      $(602,509)         $261,003      $239,667       $285,756        $271,497
Net (loss) income per share               $  (10.74)      $  (11.11)         $   4.82      $   4.42       $   5.47        $   5.19

     In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions:

                                             1999           1998               1997
                                             ----           ----               ----
Expected dividend                           $0.99          $0.92              $1.03
Expected volatility                            28%            30%                26%
Risk-free interest rate                      6.03%          4.83%              5.80%
Expected life of option                   8 YEARS       10 years           10 years
Expected forfeitures                           10%            26%                26%

     The following supplemental schedules present the Consolidated Financial Position, Income and Retained Earnings, Cash Flow and Comprehensive Income in accordance with US GAAP as adjusted for the GAAP differences described in this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31

                                                                                          1999              1998
                                                                                       ----------        ----------
ASSETS
Current Assets
 Cash and cash equivalents                                                             $   44,037        $   67,971
 Accounts receivable                                                                      269,264           302,974
 Inventories                                                                              377,232           364,397
 Prepaid expenses                                                                          35,702            38,839
                                                                                       ----------        ----------
                                                                                          726,235           774,181
Property, plant and equipment                                                           2,708,428         3,003,443
Goodwill                                                                                   60,057           559,621
Other assets                                                                              225,764           211,918
                                                                                       ----------        ----------
                                                                                       $3,720,484        $4,549,163
                                                                                       ----------        ----------
LIABILITIES
Current Liabilities
 Short-term debt                                                                       $  474,504        $   94,940
 Accounts payable and accrued charges                                                     349,062           349,684
 Current portion of long-term debt                                                          7,437               386
                                                                                       ----------        ----------
                                                                                          831,003           445,010
Long-term debt                                                                            437,020           933,294
Deferred income tax liability                                                             366,755           423,815
Accrued post-retirement/post-employment benefits                                          148,409           131,179
Accrued reclamation costs                                                                 112,175           129,399
Other non-current liabilities and deferred credits                                         16,466            23,761
                                                                                       ----------        ----------
                                                                                        1,911,828         2,086,458
                                                                                       ----------        ----------
SHAREHOLDERS' EQUITY
Share Capital                                                                           1,216,533         1,227,599
Contributed Surplus                                                                       321,494           336,486
Retained Earnings                                                                         274,700           910,605
Foreign Currency Translation Adjustment                                                   (20,929)          (20,929)
Other Comprehensive Income                                                                 16,858             8,944
                                                                                       ----------        ----------
                                                                                        1,808,656         2,462,705
                                                                                       ----------        ----------
                                                                                       $3,720,484        $4,549,163
                                                                                       ----------        ----------


SUPPLEMENTAL SCHEDULE OF CONSOLIDATED INCOME AND RETAINED EARNINGS
For the Years Ended December 31
                                                                          1999            1998             1997
                                                                      ----------       ----------        ----------
Net sales                                                             $2,350,124       $2,601,697        $2,610,346
Cost of goods sold                                                     1,869,709        1,914,757         1,963,565
                                                                      ----------       ----------        ----------
GROSS MARGIN                                                             480,415          686,940           646,781
                                                                      ----------       ----------        ----------
Selling, distribution and administrative                                 201,241          193,605           161,273
Provincial mining and other taxes                                         77,085           80,088            70,312
Provision for plant closures and office consolidation                     56,752                -                 -
Provision for asset impairment                                           744,520                -                 -
Other income                                                             (25,924)         (32,809)          (32,444)
                                                                      ----------       ----------        ----------
                                                                       1,053,674          240,884           199,141
                                                                      ----------       ----------        ----------
OPERATING (LOSS) INCOME                                                 (573,259)         446,056           447,640
INTEREST EXPENSE                                                          53,824           67,574            81,439
                                                                      ----------       ----------        ----------
(LOSS) INCOME BEFORE INCOME TAXES                                       (627,083)         378,482           366,201
INCOME TAXES (RECOVERY)                                                  (44,501)         117,479            80,445
                                                                      ----------       ----------        ----------
NET (LOSS) INCOME                                                       (582,582)         261,003           285,756
RETAINED EARNINGS, BEGINNING OF YEAR                                     910,605          701,285           470,837
DIVIDENDS                                                                (53,323)         (51,683)          (55,308)
                                                                      ----------       ----------        ----------
RETAINED EARNINGS, END OF YEAR                                        $  274,700       $  910,605        $  701,285
                                                                      ----------       ----------        ----------
NET (LOSS) INCOME PER SHARE - BASIC                                   $   (10.74)      $     4.82        $     5.47
                                                                      ----------       ----------        ----------
NET (LOSS) INCOME PER SHARE - FULLY DILUTED                           $   (10.74)      $     4.80        $     5.42
                                                                      ----------       ----------        ----------
DIVIDENDS PER SHARE                                                   $     0.99       $     0.96        $     1.03
                                                                      ----------       ----------        ----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THOUSANDS OF US DOLLARS

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the Years Ended December 31

                                                                                     1999         1998             1997
                                                                                  ---------   ----------       ----------
OPERATING ACTIVITIES
Net (loss) income                                                                $ (582,582)  $  261,003       $  285,756
Items not affecting cash
  Depreciation and amortization                                                     191,106      190,880          170,002
  Loss (gain) on disposal of property, plant and equipment                              459          (99)          (4,739)
  Provision for plant closures and office consolidation                              37,132            -                -
  Provision for asset impairment                                                    744,520            -                -
  Provision for deferred income tax                                                 (59,125)      97,203           45,873
  Provision for post-retirement/post-employment benefits                              7,381        6,848            6,166
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
  Accounts receivable                                                                33,779       48,751           23,470
  Inventories                                                                       (16,067)      (7,859)          19,873
  Prepaid expenses                                                                    3,175      (16,603)           3,736
  Accounts payable and accrued charges                                               (5,024)       1,301          (72,006)
  Current income taxes                                                                8,107       (3,778)           3,383
Accrued reclamation costs                                                           (20,680)      (7,436)          (7,407)
Other non-current liabilities and deferred credits                                   (3,177)       7,749           (6,286)
                                                                                 ----------   ----------       ----------
CASH PROVIDED BY OPERATING ACTIVITIES                                               339,004      577,960          467,821
                                                                                 ----------   ----------       ----------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                         (118,846)    (190,155)        (160,337)
Acquisition of Minera Yolanda S.C.M. (Note 4)                                       (36,943)           -                -
Acquisition of Arcadian Corporation                                                       -            -         (474,985)
Proceeds from disposal of property, plant and equipment                               1,873       31,926           15,276
Additions to other assets                                                           (19,227)     (85,066)         (22,091)
                                                                                 ----------   ----------       ----------
CASH USED IN INVESTING ACTIVITIES                                                  (173,143)    (243,295)        (642,137)
                                                                                 ----------   ----------       ----------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                                       -      143,000        1,210,000
Repayment of long-term obligations                                                 (489,978)    (376,329)        (699,979)
Proceeds from short-term debt                                                       379,564      215,000          210,000
Repayment of short-term debt                                                              -     (221,988)        (108,072)
Repayment of Senior Notes                                                                 -            -         (374,526)
Dividends                                                                           (53,323)     (51,683)         (55,308)
Repurchase of shares                                                                (29,262)           -                -
Issuance of shares                                                                    3,204       16,550            7,287
                                                                                 ----------   ----------       ----------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                    (189,795)    (275,450)         189,402
                                                                                 ----------   ----------       ----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (23,934)      59,215           15,086
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF YEAR                     67,971        8,756           (6,330)
                                                                                 ----------   ----------       ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           $   44,037   $   67,971       $    8,756
                                                                                 ----------   ----------       ----------

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME
For the Years Ended December 31
                                                                                     1999         1998             1997
                                                                                 ----------     -------          --------
Net (loss) income                                                                $ (582,582)    $261,003         $285,756
                                                                                 ----------   ----------       ----------
Other comprehensive income
 Change in unrealized holding gain on available-for-sale security                    11,306       14,906                -
 Deferred income tax expense related to other comprehensive income                   (3,392)      (5,962)               -
Other comprehensive income, net of tax                                                7,914        8,944                -
                                                                                 ----------   ----------       ----------
Comprehensive (loss) income                                                      $ (574,668)    $269,947         $285,756
                                                                                 ----------   ----------       ----------

33. SUBSEQUENT EVENTS
a. On February 17, 2000, the decision to dismiss the complaint against the Company relating to an alleged conspiracy to fix the price of potash was affirmed on appeal. The plaintiffs have the right to seek review of this opinion by the US Supreme Court.

b. On February 22, 2000, the Company sold all of the shares of Moab Salt, Inc. for net proceeds of $2,000 which will result in a gain of approximately $6,000.

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                            SHAREHOLDER INFORMATION

ANNUAL MEETING
     The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 11, 2000 in the Adam Ballroom, Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan.

     Holders of common shares as of March 23, 2000 are entitled to vote at the meeting and are encouraged to participate.

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

INVESTOR INQUIRIES
Betty-Ann Heggie, Senior Vice President, Corporate Relations
TOLL-FREE LINES: Canada: (800) 667-0403
                 US: (800) 667-3930
WEBSITE: www.potashcorp.com

INTERIM REPORTS, NEWS RELEASES AND FORM 10-K
     Non-registered shareholders who wish to receive quarterly reports should contact the Corporate Relations department. News releases are available via fax and e-mail.

Copies of the Company's most recent Form 10-K are available upon request.

SHARES LISTED
Toronto Stock Exchange
New York Stock Exchange

1999 PCS SHARE PRICE -- NYSE, Average Weekly Price ($ Actual) [CHART]

OWNERSHIP
     On March 1, 2000, there were 2,658 holders of record of the Company's common shares.

COMMON SHARE TRANSFER AGENT
IN CANADA: CIBC Mellon Trust Company 1080 - 2002 Victoria Avenue Regina, Saskatchewan S4P 0R7 Phone: (306) 751-7550 (800) 387-0825
WEBSITE: www.cibcmellon.com

IN THE UNITED STATES:
ChaseMellon Shareholder Services, L.L.C. 85 Challenger Road, Overpeck Center Ridgefield Park, New Jersey 07660 Phone: (800) 526-0801
WEBSITE: www.chasemellon.com

     Inquiries about shareholdings, share transfer requirements, direct deposit of dividends, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust or to the Corporate Secretary, PCS, Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3.

COMMON SHARE PRICES AND VOLUMES


THE ADJACENT TABLE SETS FORTH THE HIGH AND LOW PRICES, AS WELL AS THE VOLUMES, OF THE COMPANY'S COMMON SHARES AS TRADED ON THE TORONTO STOCK EXCHANGE AND THE NEW YORK STOCK EXCHANGE (COMPOSITE TRANSACTIONS) ON A QUARTERLY BASIS. POTASH CORPORATION OF SASKATCHEWAN INC. IS ON THE S&P/TSE 60 INDEX AND THE TSE 100.

1 TRADING PRICES ARE IN CDN$


                       TORONTO STOCK EXCHANGE(1)          NEW YORK STOCK EXCHANGE
                     ------------------------------     ----------------------------
                       High     Low         Volume       High     Low       Volume
                     -------   ------     ---------     ------   ------   ----------
1999
First Quarter        112.500   80.250     4,585,148     74.188   53.250   11,222,700
Second Quarter        95.500   73.750     5,915,180     64.188   50.188    8,975,500
Third Quarter         91.000   74.950     7,576,043     61.250   50.000    9,953,400
Fourth Quarter        76.750   62.000     6,459,241     52.125   42.563    8,098,200
                     -------  -------    ----------     ------   ------   ----------
YEAR 1999            112.500   62.000    24,535,612     74.188   42.563   38,249,800
                     -------  -------    ----------     ------   ------   ----------
1998
First Quarter        138.200  112.000     5,456,109     97.188   78.500   13,056,600
Second Quarter       132.000  108.500     3,618,117     92.938   73.250    7,033,200
Third Quarter        114.700   75.000     5,090,801     77.375   48.375   11,262,400
Fourth Quarter       109.000   75.000     4,021,223     70.875   50.563   12,011,600
                     -------  -------    ----------     ------   ------   ----------
YEAR 1998            138.200   75.000    18,186,250     97.188   48.375   43,363,800
                     -------  -------    ----------     ------   ------   ----------
1997
First Quarter        122.700   98.650     3,212,708     89.875   71.500   17,412,400
Second Quarter       117.000   99.850     2,986,406     85.000   71.000   15,201,200
Third Quarter        111.500   98.500     3,854,717     81.125   71.688   17,970,600
Fourth Quarter       122.200  108.750     8,222,508     87.500   78.000   14,982,100
                     -------  -------    ----------     ------   ------   ----------
YEAR 1997            122.700   98.500    18,276,339     89.875   71.000   65,566,300
                     -------  -------    ----------     ------   ------   ----------

CORPORATE INFORMATION

CORPORATE OFFICERS AND KEY MANAGEMENT
POTASH CORPORATION OF SASKATCHEWAN INC.
WILLIAM J. DOYLE
President and Chief Executive Officer
WAYNE R. BROWNLEE
Senior Vice President, Treasurer and Chief Financial
Officer
JOHN GUGULYN
Senior Vice President, Administration
JOHN L. M. HAMPTON
Senior Vice President, General Counsel and Secretary
BETTY-ANN L. HEGGIE
Senior Vice President, Corporate Relations
BARRY E. HUMPHREYS
Senior Vice President and Chief Information
Officer

PCS SALES
GARY E. CARLSON, President

PCS POTASH
GARTH W. MOORE, President

PCS PHOSPHATE
THOMAS J. REGAN, JR., President

PCS NITROGEN
JAMES F. DIETZ, President

CORPORATE OFFICES
POTASH CORPORATION OF SASKATCHEWAN INC.
Suite 500, 122 - 1st Avenue South
Saskatoon, SK S7K 7G3
Phone: (306) 933-8500

PCS SALES
Suite 440, 5750 Old Orchard Road
Skokie, IL 60077
Phone: (800) 241-6908
(847) 583-4400

EFFECTIVE JUNE 1, 2000
All US subsidiaries, including PCS Sales, will be located at new offices:
POTASHCorp
1101 SKOKIE BOULEVARD
NORTHBROOK, IL 60062

Glossary

FERTILIZER TONNES
METRIC TONNE       2204.6 pounds, used for offshore sales; to convert to
                   short tons, multiply by 1.1023
SHORT TON          2000 pounds, used for sales in the United States; to
                   convert to metric tonnes, divide by 1.1023
K2O TONNE          Measures the potassium content of fertilizers having
                   different chemical analyses; to convert to a KCl tonne,
                   divide by 0.61
P2O5 TONNE         Measures the phosphorus content of fertilizers having
                   different chemical analyses
N TONNE            Measures the nitrogen content of fertilizers having
                   different chemical analyses
NUTRIENT TONNE     Measures the nutrient weight of potassium, phosphate
                   and nitrogen fertilizers; consists of K2O tonnes, P2O5 tonnes and N tonnes
PRODUCT TONNE      Standard measure of the weights of all types of potash,
                   phosphate and nitrogen products

SCIENTIFIC TERMS
POTASH            KCL           potassium chloride
                  K2O           potassium oxide

PHOSPHATE         P2O5          phosphoric acid
                  MGA           merchant grade acid, 54% P2O5 (liquid)
                  DAP           diammonium phosphate, 46% P2O5 (solid)
                  MAP           monammonium phosphate, 52% P2O5 (solid)
                  SPA           superphosphoric acid, 70% P2O5 (liquid)

NITROGEN          NH3           anhydrous ammonia, 82% N (gas, liquid)
                  HNO3          nitric acid (liquid)
                  NH4NO3        ammonium nitrate, 34% N (solid, liquid)
                  CO(NH2)2      urea, 46% N (solid)
                  UAN SOLUTION  nitrogen solution, 28-32% N (liquid)

NITROGEN PRODUCTION FACTORS
TO PRODUCE
1 SHORT TON OF:               REQUIRES:
Ammonia                       34.5 million BTU of natural gas
Urea solution                 0.58 tons of ammonia
                              0.78 tons of carbon dioxide (CO2)
Urea prills (46% N)           1.01 tons of urea solution
Nitric acid (22% N)           0.29 tons of ammonia
Ammonium nitrate solution     0.80 tons of nitric acid
                              0.22 tons of ammonia
UAN solution (32% N)          0.45 tons of ammonium nitrate solution
                              0.35 tons of urea solution

FINANCIAL TERMS

ASSET TURNOVER = SALES / TOTAL ASSETS

LONG-TERM DEBT TO EQUITY = LONG-TERM DEBT / SHAREHOLDERS' EQUITY

RETURN ON INVESTMENT = NET INCOME PLUS INTEREST EXPENSE / AVERAGE INVESTED
 CAPITAL

RETURN ON SHAREHOLDERS' EQUITY = NET INCOME / SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY TO TOTAL ASSETS = SHAREHOLDERS' EQUITY / TOTAL ASSETS

EBITDA represents Earnings (net income) Before Interest, Taxes, Depreciation and Amortization.

FREE CASH FLOW is the cash, exclusive of the change in working capital, which is provided by operations less disbursements for sustaining capital, capitalized turnarounds and dividends.

RETURN ON CAPITAL EMPLOYED = (NET INCOME + AFTER-TAX INTEREST EXPENSE + UNUSUAL ITEMS [NET OF TAX]) / AVERAGE (LONG-TERM LIABILITIES + SHAREHOLDERS' EQUITY)

CASH FLOW RETURN = (OPERATING INCOME - CASH TAXES + DEPRECIATION AND AMORTIZATION + UNUSUAL NON-CASH ITEMS) / WEIGHTED AVERAGE (ASSETS + ACCUMULATED DEPRECIATION AND AMORTIZATION - NON-INTEREST BEARING CURRENT LIABILITIES)

[RECYCLE LOGO]

It is the policy of PCS to manage its operations responsibly in order to safeguard those natural resources related to or affected by its activities. In keeping with this policy, the Annual Report uses paper containing at least 10% post-consumer recycled fiber and is recyclable.

RESPONSIVE
RELIABLE
RESILIENT

PCS VS. REST OF FERTILIZER INDUSTRY
% CUMULATIVE TOTAL SHAREHOLDER RETURN

             [CHART]

PCS HAS OUTPERFORMED THE FERTILIZER SECTOR AMID THE CHALLENGES OF WEATHER, POLITICS, ECONOMIC SPIRALS AND CHANGES IN FARM ACREAGE AND PROSPECTS.

           [POTASH CORPORATION OF SASKATCHEWAN INC. LOGO]

Suite 500, 122 - 1st Avenue South Saskatoon Saskatchewan Canada S7K 7G3
                          www.potashcorp.com