Form 10-K, Exhibit 13
period 2000-12-31
POTASH CORPORATION OF SASKATCHEWAN INC
filed 2001-03-28
CIK 855931

                                                                      EXHIBIT 13

                                     UNIQUE

                               [POTASH CORP LOGO]




                                                              2000 Annual Report

                                  EXCEPTIONAL



This report on 2000 describes what differentiates Potash Corporation of Saskatchewan Inc. (commonly known as PotashCorp or PCS) from others in its sector. Its unique strengths and management's use of those strengths enable the Company to take advantage of growth in the fertilizer business while reducing the effects of industry cyclicality. Its operating strategy is designed to ensure that PCS benefits from fertilizer's upside while shielding earnings on the downside. Its long-term business strategy focuses on the acquisition of low-cost capacity that will build on its strengths, complementing it logistically and adding strategic value. Far more than a commodity producer, PotashCorp through its operating and acquisition strategies seeks ways to offer superior returns through perpetual growth. A leader in the industry, it aims to use best practices to provide products that contribute to better quality of life for people around the world.


------------------------------------

[Three pictures of corn, cattle and threads]

[CAPTION] PCS produces the three primary nutrients for three distinct customer groups:

          1 As the world's largest producer of crop nutrients, it helps farmers grow abundant, healthy harvests.

          2 With the most animal feed production capability in the world, PCS supplies feed ingredients that help animals grow bigger and stronger.

          3 As the world's largest industrial nitrogen producer and one of three North American industrial phosphate producers, it supplies the base products used in making a wide variety of items that enhance daily living.

[SIDEBAR] large, low-cost, globalized, profit-seeking, market-driven, shareholder-focused

                          POTASHCORP AT A GLANCE 2000

Financial Highlights                     Net sales revenue              $2,231.6
(US$ millions except where specified)    Earnings per share (actual)    $   3.78
                                         Gross margin                   $  482.8
                                         EBITDA                         $  524.5
                                         Cash flow from operations      $  480.4



                          POTASH (K)                      PHOSPHATE (P)                  NITROGEN (N)
Revenue %                 26%                             35%                            39%

Gross Margin %            63%                             15%                            22%

Customer location         43% North America,              67% North America,             90% North America,
                          57% offshore                    33% offshore                   10% offshore

Customer type             92% fertilizer,                 64% fertilizer,                49% fertilizer,
                          8% non-fertilizer               36% non-fertilizer             51% non-fertilizer

PCS capacity              No. 1 in world potash           No. 3 in world phosphate       No. 3 in world nitrogen

PCS strengths             Owns 52% of world               Low-cost production;           Large percentage of
                          excess capacity; leading        long-term rock reserves;       industrial sales; hedged
                          global player; capable of       flexible production with       on natural gas; ammonia
                          producing more potash           widest range of products       production in Trinidad with
                          than other world companies      in the industry                low-cost gas
                          at lower cost

PCS strategy              Match supply to demand to       Maximize production of         Stabilize earnings by
                          minimize inventory overhang     products with a market         emphasizing industrial
                          and grow earnings, bringing     premium; focus on              sales from North American
                          on excess capacity as           increasing industrial and      production base and using
                          demand increases                feed production to enhance     Trinidad production for
                                                          diversified product position   fertilizer products

PCS highlights            With record potash              PCS continued to refocus its   Its new natural gas contract
                          demand, PCS had the             capital to more rewarding      in Trinidad solidified the
                          advantage of excess             areas by purchasing            PCS competitive position
                          capacity to bring on,           purified acid producer         in Western Hemisphere
                          and sold record volumes         Albright & Wilson Company      nitrogen production


                     All financial data in this report are stated in US dollars.

[PICTURE OF WILLIAM J. DOYLE]

WILLIAM J. DOYLE
President and
Chief Executive Officer

Report to Shareholders

I welcome this opportunity to report to you on our management of your Company's day-to-day operations and assets in the year just past, my first full year as CEO. It was a year of considerable achievement, for PotashCorp was able to use the unique characteristics of its assets to capitalize on market conditions while much of the fertilizer industry was mired in one of the longest down cycles in the history of the business.

In potash, we were able to demonstrate the great resource we have in our excess capacity, easily meeting higher global demand. In phosphate, our focus on feed and industrial products paid dividends as the solid fertilizer DAP was under severe pricing pressure. In nitrogen, we reaped great benefit from our advantageous natural gas position, thanks to our hedging policy and our new Trinidad gas contract. This combination allowed us to report net sales of $2.2 billion and earnings per share from continuing operations of $3.81 (a 53 percent increase over the $2.49 from continuing operations in 1999).

The credit for some of this must go to Mother Nature, for our ore bodies are truly extraordinary. However, our year would have been much tougher if we had failed to manage those assets properly. Succeeding amidst intense global competition requires continual improvement, and our decision to close high-cost nitrogen and phosphate production in 1999 and our perseverance in negotiating a new natural gas contract in Trinidad in 2000 served us well. When natural gas prices jumped, our US gas hedging policy put us in the fortunate position of having our costs locked in as nitrogen prices rose.

YOUR COMPANY IN A VOLATILE YEAR

The battle is not to the strong alone, Patrick Henry said, but to the vigilant, the active and the brave. These traits were amply displayed in 2000 by your management team, which I believe is unmatched in the industry in its blend of experience and imagination. Recognizing that a company's value is directly tied to its ability to improve and innovate, your team designed a strategy of managing each nutrient according to its competitive strengths. Acting with great resolve, we stayed our course throughout the year and the Company reaped the rewards. I am confident that the team behind the winning performance in 2000 can meet whatever challenges the future may bring. Our entrepreneurial attitude will ensure that PotashCorp doesn't just survive, but rather, succeeds and prospers.

Late in the year, our share price started to reflect this strong performance, ending 2000 up 63 percent. However, for much of the year the market seemed

------------------------------------

[SIDEBAR] RETROSPECTIVE

[SIDEBAR] Our first share buyback was completed ahead of schedule; 2.7 million shares purchased at an average price of $49.41 mesmerized by high-tech stocks. To outsiders, they may seem more glamorous than crop nutrients, but to us, nothing is more significant than providing products without which one-third of the world would starve. We believe in the long-term importance of our business and handle our daily operations in this context.

All decisions are made under the direction provided by our Board, led since November by Chairman Don Phillips of Brandon, Mississippi. He succeeded Chuck Childers, who retired for personal reasons. Don has more than 30 years of experience in the industrial and feed businesses that has been, and will continue to be, a real asset to the Company.

While PotashCorp is publicly recognized for its quality products and strong financial position, even more significant are the individuals behind the scenes who make this Company special; committed employees in five countries working productively together. Their achievements - the 9 million hours worked without a lost-time injury at Aurora, our largest phosphate plant; the world record for reliable non-stop production locked up by Augusta, our largest North American ammonia plant; the provincial mine rescue competitions won by our Lanigan and New Brunswick potash divisions; and more, as you will see - give all of us in the Company great pride.

We completed our reorganization in 2000 to increase efficiency and build on our underlying strengths. Jim Dietz, who joined us when we purchased Arcadian and became President of PCS Nitrogen, is now using his wealth of experience as Chief Operating Officer. John Gugulyn retired as Senior Vice President, Administration, after 13 years as a crucial cog in the PotashCorp wheel. He was succeeded by Jane Irwin, who has more than 16 years of varied experience in Human Resources. Dave Delaney, formerly Vice President of the PCS Sales Industrial Group and another Arcadian bonus, became President of PCS Sales. All work in our new Chicago office which, in tandem with our head office in Saskatoon, has immensely improved communications and productivity.

THE ROAD AHEAD

Two of my most important priorities as CEO of PotashCorp are decommoditizing our business and being a best practices company.

Decommoditizing allows us to distinguish ourselves from the competition. Our strategy for each nutrient will help us achieve this, aided by our continuing commitment to being a best practices company. We already have many best practices, and we are developing consistent programs throughout the Company, using best practices as our guide. We are focused on making PotashCorp a single unified company. We see a link between these efforts and superior returns to shareholders, as we create a work atmosphere that allows our people to strive for excellence, developing leaders at all levels of the organization.

Looking ahead, we see continuing industry consolidation. We are pursuing opportunities which present themselves, provided they reinforce our position as

------------------------------------

[TWO CHARTS SHOWING TRENDS]

[CAPTION] PotashCorp uses its natural advantages to reach its goal of flattening out the ups and downs of the commodity business and having them turn around a rising trend line.

[SIDEBAR] PROSPECTIVE
a low-cost domestic supplier of nitrogen or a global producer of potash and phosphate. They must also meet our criteria for return on investment and increased shareholder value.

As I write, business fundamentals for 2001 remain uncertain as grain prices - so key to fertilizer valuation - continue to be depressed. Here is how we see the current situation:

o In potash, the issue is not new supply, it's demand. We showed the strength of our strategy in 2000 when world consumption grew and we were able to supply much of that new demand while other world producers were already at full capacity. After such a great year, we may find 2001 will lag a bit, though the trend line will continue to rise.

o The nitrogen story is really about natural gas. We believe that if gas prices average above $4 this year, as we predict they will, then enough North American capacity will remain shut down to balance the new supply. As a result, nitrogen prices should continue to provide a substantial contribution to our bottom line. Nitrogen is the fastest growing of the three nutrients.

o In phosphate, the real challenge is the increased capacity around the world. I've always said that supply/demand is like the air in a balloon: pinch it on one side and it will bulge on the other. When new capacity comes on in this industry - as it has in India and Australia - we can't help but be affected, in spite of the shutdowns in North America. Phosphate fertilizer remains under pressure, which prompted us in mid-January to shut down all DAP production at White Springs. We also closed our Davenport feed plant to improve margins at our remaining feed plants. This reduction in staff was very painful, but the highly competitive nature of our business left us no alternative. Our remaining production ensures we can maintain our customer supply and lowers our costs moving forward.

Despite the clouds overhead, we continue to benefit from being a triple-nutrient producer, for one of our nutrients always leads the way as nitrogen is now doing. We plan to capitalize on the changing landscape of our industry. We're using our ingenuity to create new products and customer services, new ventures in both mature and emerging markets and new approaches to production. By building on the opportunities we find around us, we are increasing the value of this unique Company for the benefit of all who look to PotashCorp.

/s/ William J. Doyle
--------------------------------
    William J. Doyle
    President and Chief Executive Officer

    February 26, 2001



2001 GOALS

Our goals won't change much from year to year, because they reflect the fundamental values that guide us: Leadership in our industry, our communities, our business methods; adding value for customers and shareholders; working safely; stewardship of our neighborhoods, environment and corporate reputation; continual improvement.

We intend to improve our performance in every area by building on the achievements of the preceding year. We have set specific targets for 2001:

o Outperform our peer group in profitability and total shareholder return, through corporate growth and strategic use of capital

o Solidify our position as the industry's preferred supplier by improving service to customers through all phases of the transaction

o Develop consistent programs throughout the Company that reflect best practices

o Focus on raising public awareness of the importance and benefit of fertilizer to the world community

                             OVERVIEW OF 2000 GOALS

Immediate goals

1 INCREASE RETURN ON CAPITAL

o Cash flow return, the closest correlation to shareholder return, increased to 11 percent from 8 percent in 1999.

2 IMPROVE OUR COST POSITIONS IN ALL THREE NUTRIENTS

o    We improved our cost positions in potash, phosphate and nitrogen.

3 EXPAND OUR PRODUCT LINE AND CUSTOMER BASE BY BUILDING ON OUR NEWEST
ACQUISITIONS

o    A large, state-of-the-art feed plant is planned at Aurora.

o Our new Brazilian phosphate feed plant helped supply that fast-growing market.

o We purchased the other half of our purified acid operations from Albright & Wilson.

o    PCS Yumbes in Chile began production.

o    We introduced a niche potash fertilizer product, K-Prill.

4 INCREASE POTASH PRICES WHILE BRINGING ON EXCESS CAPACITY

o We responded to world demand by using 59 percent of capacity, up from 52 percent in 1999.

o A domestic increase moved prices above 1999 levels in the fourth quarter, but offshore prices remained under pressure. We shall continue to focus our efforts here.

5 INCREASE THE PERCENTAGE OF NON-FERTILIZER BUSINESS IN OUR PHOSPHATE PRODUCT
MIX

o Industrial and animal feed sales volumes made up 36 percent of total phosphate volumes and 47 percent of revenue, compared to 33 percent and 41 percent in 1999.

6 STEADILY INCREASE OUR NITROGEN INDUSTRIAL SALES

o Our sales of industrial products containing nitrogen rose by 13 percent, on top of an 18 percent increase in 1999.

Continuing goals

1 REMAIN THE LEADER AND THE PREFERRED SUPPLIER IN THE WORLD
FERTILIZER INDUSTRY

We:

o consolidated our US management team in Chicago, improving our focused customer service efforts.

o created the first web site in our industry that allows customers to access their accounts.

o agreed to handle SPA for a producer in Texas and, through our potash and phosphate offshore sales agencies, potash and DAP for Former Soviet Union
     (FSU) producers.

o continuously supplied our customers with nitrogen products when many of our competitors shut down their plants.

2 CONTINUE TO OUTPERFORM OUR PEER GROUP IN SHAREHOLDER RETURN

o PCS outperformed the fertilizer sector in cumulative shareholder return every year for the last decade. The streak continued in 2000.

3 REINFORCE OUR UNIQUE STRENGTHS THROUGH ACQUISITIONS

o While industry pressures were building over the extended downturn in fertilizer markets, we have been reviewing many potential acquisitions. Some of these may prove a good strategic fit, provided they meet our return criteria.

4 BE THE INDUSTRY'S LOW-COST SUPPLIER

o We own this title in potash, and our long-term gas contracts keep us at the top in nitrogen.

o In phosphate, we are moving to a new ore body with better rock close to our Aurora facility, which will reduce production costs once we are established there.

5 CONSTANTLY STRESS SAFETY AND CARE FOR THE ENVIRONMENT AT OUR OPERATIONS

o Care for safety and the environment are cornerstones of the way we do business, and we underlined that by establishing the position of Vice President, Safety, Health and Environment.

6 TAKE SERIOUSLY OUR RESPONSIBILITIES TO OUR EMPLOYEES AND OUR COMMUNITIES

o Our community outreach program made anti-drug presentations to more than 15,000 young people and adults across North America.

o Our HAZMAT training car took its message of safe ammonia handling to 10 communities, including the 2,000-strong Firemen's Muster in Atlanta, Georgia.

o We are benchmarking other businesses for best practices in all areas, with an eye to implementing new policies as we go forward.

7 ESTABLISH EXPLICIT GOVERNANCE PRACTICES TO SAFEGUARD SHAREHOLDERS' INTERESTS

o Our Board's corporate governance committee has established a model for the Company which has been strongly endorsed by our Chairman. The committee's mandate includes the development of policies and procedures for maintaining the confidence of all stakeholders.

                                  DISTINCTIVE

[Three pictures of men]

[World Leadership Graph]
POTASH

[Product Diversification Graph]
PHOSPHATE

[Western Hemisphere Ammonia Graph]
NITROGEN

[CAPTION] Its excess capacity in potash, broad diversity in phosphate and ability to produce almost half its ammonia in Trinidad have transformed PotashCorp into a less cyclical fertilizer company with higher earnings.

POTASH PRODUCTION

prominent, low-cost, market-driven

PotashCorp stands out among world potash companies first by its size. It has nearly one-quarter of annual global capacity and over half of the world's excess capacity, and can produce more than any other company and all countries but Canada. It will be mining for 100 years from its current shafts. Pulling from seven mines, six of which it owns and operates, it has the world's lowest-cost production, its second distinguishing trait.

     Cementing its leadership is its strategy of matching supply to demand to avoid inventory overhang. PCS will bring on its excess capacity as demand grows, further lowering its costs per tonne.

     An important supplier to developing nations where demand for this vital nutrient rises steadily, the Company makes more than half its annual sales offshore. For its many markets, it produces about 20 grades of potash, and at least 60 percent K2O (95 percent KCl) is guaranteed in its agricultural product.

     It stands out in other ways, too.

     At PCS Yumbes, its new facility in Chile, the Company produces specialty products to nurture chloride-sensitive crops. Its sodium nitrate, used on cotton, sugar beets and similar specialty crops, is combined with potash into potassium nitrate for tobacco and high-value horticultural and greenhouse crops. Yumbes produces the world's only compacted granular potassium nitrate that can be consistently blended with other fertilizers, plus a crystalline product soluble at room temperature.

     At PCS Cory, a decade of research and development has created an innovative product called K-Prill in partnership with Zen-Noh, Japan's national fertilizer buying co-operative. This potash prill blends easily with other fertilizer prills and can withstand the rigors of shipping and application.

------------------------------------

[Picture of Corn field]

[CAPTION] At 19 facilities in the United States, Canada, Trinidad, Chile and
          Brazil, PCS produces vital nutrients to serve customers in about 40 countries on six continents.

[Matching Supply to Demand Graph]

[CAPTION] PCS could almost double its annual production if demand warranted, and supply nearly 30 percent of annual world consumption of this natural crop nutrient.

[3   Pictures of how potash is used]

[CAPTION] 1    FERTILIZER: Agriculture

          2 INDUSTRIAL: TV/computer screens, soaps, water softeners, perfumes, de-icers

          3    FEED SUPPLEMENTS: Livestock, poultry

POTASH PRODUCTION

               2000       1999
WORLD          42.6 MT    41.7 MT
PCS             7.1 MT     6.4 MT
PCS SHARE       17%        15%

MT = Million Tonnes

POTASH REPORT ON 2000

     With higher world demand for potash and record world trade, PotashCorp unleashed some of its vast excess capacity in 2000, producing 7.149 million tonnes, 2 percent above its 1998 record and 12 percent more than in 1999. Together, its seven Canadian properties operated at 59 percent of capacity. (In 1999, when the mine at Moab, Utah produced for the Company for the entire year, all potash properties operated at 52 percent of capacity. Moab was sold in February 2000, though PCS continues to market its potash.) The mines operated with 38 weeks of shutdown time, 20 weeks less than in 1999.

     The Company's Cassidy Lake property in New Brunswick sharply increased its output in 2000. With an annual milling capacity of 1.3 million tonnes and a compaction capacity of 1.0 million tonnes of granular product, it compacted
0.230 million tonnes of standard grade potash from Rocanville, 17 percent more than in 1999. Cassidy Lake has 32 employees.

     PCS Yumbes began producing in 2000. At full production, in 2002, it will have annual finished product capacities of 0.285 million tonnes of potassium nitrate, 0.060 million tonnes of sodium nitrate and 360 tonnes of iodine.

     In addition to potash, New Brunswick (and Moab while the Company owned it) produced 0.661 million tonnes of sodium chloride (salt), almost 19 percent less than in 1999. It is used to de-ice winter roads and make various products.


                      2000 PRODUCTION (million tonnes KCl)

                       ANNUAL          2000             1999         MINE SITE
                      CAPACITY       PRODUCTION       PRODUCTION     EMPLOYEES
                      --------       ----------       ----------     ---------
                                                                      (active)
Lanigan SK              3.828           1.720           1.594            316
Rocanville SK           2.295           1.852           1.709            319
Allan SK                1.885           1.047            .676            271
Cory SK                 1.361            .725            .674            167
Patience Lake SK        1.033            .262            .260             65
Esterhazy SK(1)          .951            .726            .726              0
New Brunswick NB         .785            .800            .693            321
Moab UT(2)               .059            .017            .056             --
                       ------           -----           -----          -----
TOTAL                  12.197           7.149           6.388          1,459

1 Production at Esterhazy is mined from PCS reserves by IMC Esterhazy Canada Limited Partnership under a long-term agreement. For calendar year 2001, its allocation is 0.816 million tonnes.

2    Sold on February 22, 2000.

------------------------------------

[Lowest Production Costs Graph]

[CAPTION] Potash is a remnant of ancient oceans left deep beneath the earth's surface. Superior ore bodies ensure economical production for all Saskatchewan companies, but PCS is the low-cost leader.

[Picture of tomatoes]

[CAPTION] In 2000, PCS began making granular potassium nitrate that improves the size, color and general goodness of tomatoes and other chloride-sensitive crops.

[Picture of field]

[CAPTION] Healthy, vigorously-growing plants that result from proper fertilization and other best management practices provide protection to the soil surface and help prevent erosion.

[SIDEBAR] Using ingenuity to create new products, develop new properties and serve new customers

     Allan, Cory, Patience Lake and Rocanville set various productivity records in 2000. Lanigan and Cory set annual production records, Cory for white product. New Brunswick also had record production, despite a small, controlled brine inflow that continued all year.

     Production costs for Saskatchewan mines in 2000 were affected by the rise in the price of natural gas, which is used mainly for drying product during the milling process, but also heats brines.

     What is potentially a significant natural gas discovery was confirmed late in 2000 near PCS New Brunswick's Sussex location. The McCully Field project is being further explored by joint partners PCS Inc. and Corridor Resources Inc.

PHOSPHATE PRODUCTION

superior reserves, multiple products

PCS is distinctive for the quality and quantity of its phosphate rock reserves and the quality and flexibility of its production of this natural nutrient. Its strategy in phosphate is to produce the products with the best margins.

     Abundant, high-quality phosphate rock reserves near its plants at Aurora, North Carolina and White Springs, Florida have made PCS one of the world's lowest-cost P(2)O(5) producers. It has multi-year permits to draw on these reserves, which provide the lowest-cost rock in North America. The Company expects its average production costs to decline even further, comparatively, while competitors' costs rise as they transport lower-quality rock longer distances to their plants.

------------------------------------

[Picture of soybeans]

[CAPTION] Potassium chloride, commonly called potash is vital to soybeans. It boosts the roots that feed the plants and strengthens the stems and branches that carry the beans.

[Picture of panda bear]

[CAPTION] The habitat in China that is home to the world's few remaining giant pandas may be safeguarded from encroachment if farmers maintain the fertility of their existing agricultural lands by applying crop nutrients.


                           PHOSPHORIC ACID PRODUCTION

                    2000            1999
                    ----            ----
World           27.4 MT EST.       28.0 MT
PCS              2.0 MT             2.1 MT
PCS Share       7%                 7%

MT = Million Tonnes P(2)O(5)

[SIDEBAR] DIVERSE

     At modern facilities near Aurora, White Springs and Geismar, Louisiana, PCS produces solid and liquid fertilizers, feed supplements for livestock and poultry and high-quality technical and food-grade purified acid for food, beverages and industrial applications.

     It is the world's leading supplier of superphosphoric acid, a fertilizer intermediate geared to conservation tillage systems. The world's largest manufacturer of phosphate feed supplements by capacity -- Dical and Monocal for swine and cattle, primarily, and DFP for poultry -- PCS has 41 percent of United States capacity. It also produces Dical in Brazil, where demand for feed products is rising steadily. It plans a $50-million state-of-the-art plant at Aurora which will be the lowest-cost DFP facility in North America when it begins operating in 2002.

     In 2000, the Company acquired the other half of its Albright & Wilson joint venture and renamed it PCS Purified Phosphates. It is one of only three remaining North American players in industrial phosphoric acid used in food and industrial processes and products. It uses the economical purified wet acid method of production, and benefits from the purity of Aurora's rock, which is an advantage in upgrading to industrial acid.

     PCS Purified Phosphates produces food-grade acid used in making pharmaceuticals, soft drinks, foods and flavors, vegetable oil refining and yeast production. Technical-grade acid goes into chemical and electro-polishing, rustproofing, priming metals, adhesives,

------------------------------------

[Phosphate Rock Cash Cost Comparison Graph]

[CAPTION] In addition to its diversified and low-cost production, PCS has long-term rock reserves which will lower its costs going forward.

[Picture of wheat]

[CAPTION] Phosphorus that puts energy in plant production and assists photosynthesis, reproduction and yield development is obtained from phosphate rock deposited by shallow seas eons ago in what is now North Carolina and Florida.

[Five pictures of how phosphate is used]

[CAPTION] 1    MGA: Feedstock for other phosphate products: technical and food-grade purified acid, feed supplements, fertilizer for agriculture

          2    DAP: Agriculture

          3    SPA, LoMag, Poly-N: Liquid fertilizers, feed, industrial products

          4    FEED SUPPLEMENTS: Livestock, poultry

          5 INDUSTRIAL ACID: Food products, soft drinks, industrial detergents, metal treating, water treatment, pharmaceuticals

[SIDEBAR] New market ventures:

          o    feed plant in Brazil

          o    new feed plant at Aurora

          o    PCS Purified Phosphates
fireproofing, enamels, industrial and institutional cleaners and water treatment, among others. Aurora assumed responsibility for technical support of this business, including analytical and troubleshooting support for all metal finishing customers. PCS Purified Phosphates is the leading North American supplier of phosphoric acid used in metal treatment.

PHOSPHATE REPORT ON 2000

     With new world capacity on stream and affecting prices, PCS kept its production of phosphate fertilizers close to 1999 levels, which had been sharply reduced from 1998. Production of phosphoric acid was down to 2.042 million tonnes, representing 82 percent of the combined capacity at Aurora, White Springs and Geismar.

     World demand for the solid fertilizer DAP continued to fall and PCS reduced its production by 9 percent, on top of a 10 percent reduction in 1999. It used 80 percent of its capacity to produce 1.573 million tonnes. Production of the liquids MGA and SPA was similar to the reduced levels of 1999, with 77 percent and 67 percent, respectively, of capacity used.

     Annual production records were set at Aurora for the liquid fertilizers Poly11 and LoMag, purified acid products and fluosilicic acid, a byproduct of the phosphoric acid process used for water treatment.

     Early in 2001, PCS responded to continuing low demand and prices for DAP by suspending all production of this fertilizer at White Springs. This idled nearly half of the facility's P(2)O(5) capacity, and mothballed 0.710 million tonnes a year of DAP capacity. Combined with ongoing DAP cutbacks at Aurora, 40 percent of the Company's capacity is now suspended, probably for an extended period.

     Preparations for mining at Aurora's NCPC property, its most attractive phosphate rock reserve, began in the fall of 2000 with land clearing and pre-stripping. Dragline operations were scheduled for spring of 2001. This property will provide the lowest-cost rock in North America and further improve production costs at Aurora, the industry's leader in low-cost production.

------------------------------------

[Picture of Apples]

[CAPTION] Apples -- healthy, fat-free and cholesterol-reducing -- benefit in both yield and quality from the application of high-quality phosphate fertilizer. For all plants, phosphorus is considered the Great Energizer.

[World Feed Producer Capacity Graph]

[CAPTION] Already the world's largest animal feed producer by capacity, PCS is expanding its prominent position by building a new plant at Aurora.

[Picture of cattle]

[CAPTION] In 2000, PCS purchased a feed plant in Brazil, a country with 160 million cattle -- almost as many as its human population and more than the US and Argentina combined.

PHOSPHATE FEED PRODUCTION

     PotashCorp produced 2 percent less phosphate feed supplements for livestock and poultry than in 1999. Included was production from its new Brazilian plant, which produces Dical from White Springs defluorinated phosphoric acid and calcium from local quicklime. Plant improvements will increase its output and improve quality. Early in 2001, the Company closed its Davenport, Iowa feed plant to increase efficiency and better utilize other assets.

     The feed plants continued to increase daily production rates. High natural gas costs raised conversion costs, particularly for DFP which jumped by 7 percent. White Springs completed projects aimed at improving product quality and reducing costs.

     Engineering and permitting activities are well underway for the new DFP plant at Aurora.

PURIFIED ACID

     PCS Purified Phosphates, formerly Albright & Wilson Company, produced 0.141 million tonnes of purified acid for industrial purposes, a new record. That was 84 percent of its rated capacity of 0.168 million tonnes P(2)O(5), which was increased nearly 13 percent by recent adjustments.


2000 PHOSPHATE FEED PRODUCTION (million tonnes)

                              ANNUAL           2000             1999            EMPLOYEES
                             CAPACITY       PRODUCTION        PRODUCTION        (active)
                             --------       ----------        ----------        ---------
Davenport IA(1)               .280            .088              .088                28
Marseilles IL                 .278            .140              .164                34
White Springs FL (D/M)        .218            .135              .122                19
Weeping Water NE              .209            .142              .149                39
Kinston NC                    .141            .076              .066                22
White Springs FL (DFP)        .100            .083              .079                37
Fosfatos do Brasil            .070            .034               --                 75
                             -----            ----              ----               ---
TOTAL                        1.296*           .698              .668*              254


* Totals do not include the Saltville VA plant which ceased production August 31, 1999.

1 Closed on January 15, 2001.


2000 ROCK AND ACID PRODUCTION


                         PHOSPHATE ROCK (million tonnes)          PHOSPHORIC ACID (million tonnes P(2)O(5))
                       ----------------------------------     -------------------------------------------------
                       ANNUAL       2000           1999        ANNUAL        2000         1999        EMPLOYEES
                      CAPACITY   PRODUCTION    PRODUCTION     CAPACITY    PRODUCTION   PRODUCTION     (active)
                      --------   ----------    ----------     ---------   ----------   ----------    ----------
Aurora NC               6.0         4.734        4.451          1.202        1.097        1.070         1,158
White Springs FL        3.6         2.870        3.594          1.093         .767         .858           939
Geismar LA               --            --           --           .202         .178         .196            75
                        ---         -----        -----          -----        -----        -----         -----
TOTAL                   9.6         7.604        8.045          2.497        2.042        2.124         2,172



2000 PHOSPHATE PRODUCTION (million tonnes product)

                                AURORA                              WHITE SPRINGS                           GEISMAR
                  ------------------------------------    ------------------------------------   -----------------------------------
                    ANNUAL
                   CAPACITY       2000        1999         ANNUAL         2000         1999       ANNUAL       2000          1999
                  PRODUCTION   PRODUCTION   PRODUCTION    CAPACITY     PRODUCTION   PRODUCTION   CAPACITY   PRODUCTION    PRODUCTION
                  ----------   ----------   ----------    --------     ----------   ----------   --------   ----------    ----------
Liquids:    MGA(1)  1.835        1.609        1.607         1.908        1.230         1.343        .337        .321           .356
            SPA      .676         .451         .398         1.138         .774          .815        .196        .117           .134
Solids      DAP     1.247        1.125        1.152          .710         .448          .585          --          --             --

1 A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

------------------------------------

[Low-cost Industrial Phosphoric Acid graph]

[CAPTION] Using high-quality phosphoric acid from Aurora, PCS Purified
          Phosphates produces the world's lowest-cost industrial acid.

NITROGEN PRODUCTION

low-cost gas, rising industrial sales

Its strengths in nitrogen work together with its operating strategy to stabilize earnings for PotashCorp in this, the most volatile of the three nutrients. In this cyclical and regional business, the Company's strategy is to use its low-cost production facilities in Trinidad to make crop nutrients for North American agriculture, and to emphasize supply to industrial customers from its plants in the United States.

     The most flexible producer in the industry, with great versatility within its product lines, PCS makes all the nitrogen fertilizers as well as many products used by modern industry in the manufacture of essential and familiar items in daily use. It produces ammonia at four US plants and a large complex in Trinidad which alone has almost half the Company's ammonia capacity. At a time of rising natural gas prices, its advantageous long-term Trinidad gas agreements provide exceptional benefits.

------------------------------------

[Picture of grapes]

[CAPTION] There's nothing so succulent as a sweet plump grape, and balanced fertilization helps produce strong vines that carry plenty of fruit. Phosphate for example helps grow healthy vines and nitrogen helps ensure those vines produce well.

[Five pictures showing how nitrogen is used]

[CAPTION] 1    AMMONIA: Feedstock for industrial and other nitrogen products, fertilizer for agriculture

          2 UREA: Agriculture, plastics, pharmaceuticals, resins, adhesives, dyes, pool chemicals, humulin for diabetics, feed supplements for livestock

          3 NITRIC ACID: Carpets, photography, batteries, lacquers and paints, tires, ammonium nitrate

          4 AMMONIUM NITRATE: Agriculture, explosives for mining, construction and road work

          5    NITROGEN SOLUTIONS: Agriculture

NITROGEN PRODUCTION

               2000             1999
               ----             ----
WORLD          133.0 MT est.    130.0 MT
PCS              3.3 MT           3.8 MT
PCS SHARE         2%               3%

MT = Million Tonnes Ammonia

[SIDEBAR] FLEXIBLE

     The sharp rise in natural gas prices was the biggest factor affecting nitrogen in 2000, for natural gas is the feedstock for ammonia, the base nitrogen product. By year-end, gas prices accounted for 85 percent of ammonia production costs for companies without a hedge position which had to buy gas on the spot market. They could not sell ammonia for prices that covered those gas costs. As a result, many companies had to shut down production, and by the end of 2000, 50 percent of US capacity was mothballed. PCS was in the advantageous position of having permanently closed two high-cost nitrogen plants in 1999.

     The Company stood out in the US ammonia industry in 2000 because of its well-hedged natural gas position, an insurance policy that paid dividends. Its gas costs rose 37 percent during the year while the NYMEX price jumped 71 percent. PotashCorp follows a policy of entering every year approximately 50 percent hedged to lock in production costs. It went into 2001 over 50 percent hedged for its North American production at prices more than 50 percent below NYMEX prices at that time. This US position, together with its Trinidad gas contracts which are tied to ammonia prices rather than spot gas prices, means that PCS is always well-hedged. This becomes more valuable as gas prices rise, and adds to the competitive advantage gained from its product diversification.

     DAP producers in Florida buy much of the PCS ammonia produced in Trinidad, and the Company can use the rest for its own DAP and nitrogen fertilizer production. Its agricultural nitrogen business benefits from strategic plant locations in the US Midwest, close to customers and profiting from a positive price differential with the Gulf.

     PCS also makes micro prilled urea which is used as a supplement to help build protein in beef and dairy cattle, and in horticulture.

2000 PRODUCTION (million tonnes)

                          AMMONIA(1)                        NITRIC ACID(1)(2)                     UREA SOLIDS
              ANNUAL       2000        1999       ANNUAL       2000     1999         ANNUAL    2000       1999
            CAPACITY    PRODUCTION   PRODUCTION   CAPACITY  PRODUCTION  PRODUCTION  CAPACITY PRODUCTION  PRODUCTION
            --------    ----------   ----------   --------  ----------  ---------   -------- ----------  ----------
Trinidad        1.833     1.277        1.705         --         --         --         .602      .565      .589
Augusta GA       .653      .650         .651       .527       .540       .512         .363      .381      .335
Lima OH          .542      .539         .550       .097       .098       .098         .370      .314      .327
Geismar LA       .483      .502         .396       .844       .788       .566           --        --        --
Memphis TN       .371      .332         .325         --         --         --         .409      .372      .354
                -----     -----        -----      -----      -----      -----        -----     -----     -----
TOTAL           3.882     3.300        3.627*     1.468      1.426      1.176*       1.744     1.632     1.605

                        AMMONIUM NITRATE SOLIDS                  NITROGEN SOLUTIONS(3)
                   ANNUAL       2000         1999         ANNUAL       2000         1999      EMPLOYEES
                 CAPACITY    PRODUCTION    PRODUCTION    CAPACITY    PRODUCTION  PRODUCTION   (ACTIVE)
                 --------    ----------    ----------    --------    ----------  ----------   ---------
Trinidad             --          --            --           --           --            --         354
Augusta GA         .482        .489          .412         .581         .322          .403         121
Lima OH              --          --            --         .227         .144          .131           4(4)
Geismar LA           --          --            --        1.028         .918          .695         114
Memphis TN           --          --            --           --           --            --         124
                   ----        ----          ----        -----        -----         -----        ----
TOTAL              .482        .489          .412*       1.836        1.384         1.229*        717(5)

* Totals do not include the Clinton IA and LaPlatte NE plants which closed in August 1999.

1 A substantial portion of ammonia and nitric acid is upgraded to other products.

2    HNO(3) tonnes.

3    Capacity and production are based on 32% N content.

4 BP Chemicals operates the Lima facility under an operational agreement with PCS Nitrogen.

5 413 contract employees work at the nitrogen plants, for a total active workforce of 1,130.

------------------------------------

[Picture of onions]

[CAPTION] To reach their peak of size and quality, onions need several applications of nitrogen fertilizer, which is manufactured from feedstock ammonia synthesized from natural gas, steam and air.

[PCS Nitrogen Strengths Graph]

[CAPTION] Balanced production between North America and Trinidad, a large percentage of industrial customers in the US and a strong gas hedge position work together to strengthen PCS in nitrogen.

[SIDEBAR] Between North America and Trinidad, PCS is always 75 percent hedged in natural gas

NITROGEN REPORT ON 2000

     World demand for nitrogen rose in 2000 and prices improved significantly over 1999 as natural gas prices jumped to record levels. These gas prices were the most telling factor for producers.

     In these circumstances, PotashCorp benefited from its new contract with the National Gas Company of Trinidad and its strongly hedged gas position in the United States. Two Trinidad ammonia plants were shut down January 1 while the contract was negotiated, and returned to production July 1. Despite the shutdown, the efficient Trinidad complex produced 39 percent of Company ammonia. In all, 85 percent of PCS capacity was used to produce 14 percent less ammonia than in 1999.

     With a full year of production from its new Train 5 nitric acid plant, Geismar topped by 39 percent its 1999 record for volumes of this product earmarked for industrial production. It also had record ammonia production. Augusta produced record tonnage of nitric acid, ammonium nitrate liquor and prills, and urea liquor and prills.

     In September, Augusta's ammonia plant broke the previous world record of 995 days of continuous production, meaning that production occurred in every 24-hour period. By year-end, the plant had run non-stop for 1,108 production days.

     There are widespread industrial uses for many of the Company's nitrogen products, and many of its industrial customers are linked by pipeline. Seventy-eight percent of the ammonia produced and sold by PotashCorp in the US in 2000 went to industry, along with 66 percent of urea, 82 percent of ammonium nitrate and all nitric acid.

     The Memphis plant also produced 0.118 million tonnes of micro prilled urea for feed and industrial purposes, a new record.

------------------------------------

[Picture of corn on the cob]

[CAPTION] Nitrogen, the fundamental building block of plant proteins, helps produce longer cobs of corn packed with flavor-rich kernels. In the same way, animals need nitrogen for proper nutrition and maturation.

[Hedging Natural Gas Prices Graph]

[CAPTION] PCS hedges its natural gas needs in the US to reduce the volatility in the nitrogen business. In Trinidad, its gas costs are tied to ammonia prices, sheltering margins.

[Picture of peppers]

[CAPTION] Peppers may be sweet or hot, hotter, hottest, and they come in a brilliant array of colors. Nitrogen is at the root of their goodness.

[Picture of children playing]

[CAPTION] Fertilizer use makes it possible for people to enjoy parks. Without its help, the 11 percent of Earth that is arable could not feed 6 billion people and green spaces would have to be plowed up.

                                    OPTIMUM

[Picture of monks eating, boy and cow, and child swimming]

[Rising Sales Volumes Graph]
POTASH

[Stable Non-Fertilizer Prices Graph]
PHOSPHATE

[Industrial Growth Graph]
NITROGEN

[CAPTION] PotashCorp's earnings growth will be achieved through rising global potash demand, increasing sales of non-fertilizer phosphate products with their more stable margins and growing industrial sales of nitrogen products, reinforced by a good gas position.

INTRODUCTION TO SALES

more potash records, higher nitrogen prices, phosphate diversity

In 2000, world agriculture suffered under pressure from low grain prices. These prices encouraged record world grain consumption, drawing down total inventories for the third consecutive year. Conversely, in the US, grain stocks remained high, pushing corn prices to their lowest level in over a decade.

     Record government payments made it possible for US farmers to buy the fertilizer they needed. Globally, as rising world population cuts into the land available for agriculture, farmers are applying more fertilizer to improve their productivity and increase production. Sales of potash rose by 3 percent in 2000, just above the long-term trend. Nitrogen sales rose by 2 percent and phosphate by 1 percent, both below the trend line.

     The United States is PotashCorp's major single market for fertilizers and non-fertilizers. The world's largest consumer of potash, the US obtained about 30 percent of its 2000 needs from PCS. The US is a big user of phosphate fertilizers and PotashCorp has 16 percent of the DAP market and about half the growing market for liquid fertilizers, plus approximately 40 percent of the market for phosphate feed products. A major producer and consumer of ammonia and urea used in agriculture and industry, the US obtained one-sixth of its total nitrogen needs from PCS and approximately 30 percent of its industrial nitrogen.

     Much of PotashCorp's potash and phosphate is sold offshore in markets that are growing, though not consistently year by year. A large proportion of its offshore potash sales is handled by Canpotex, the export sales agency for Saskatchewan producers. PhosChem, an association for US exports of phosphate fertilizers, is responsible for offshore phosphate sales. PCS Sales handles liquid phosphate exports for PhosChem, plus offshore sales of PCS New Brunswick's potash and Mississippi Chemical's potash from New Mexico, and all sales of PCS nitrogen products. China, Brazil and India are the major offshore fertilizer markets.

     China is using more fertilizer as it strives to feed one-fifth of world population from limited arable land. Potash consumption has risen by an average of 9 percent a year over the last
                                       17


------------------------------------

[Picture of ship in dock]

[CAPTION] In all three nutrients, PotashCorp serves a stable North American market and a growing offshore market, and meets the needs of its 2,000 customers swiftly and smoothly through its efficient transportation and distribution system.

[World Fertilizer Consumption Graph]

[CAPTION] World fertilizer consumption is projected to grow by 2 to 3 percent a year, and farmers fulfilled that projection in 2000, using 2 percent more NPK.

[Three pictures of location, transportation and shopping]


[CAPTION] PCS MARKET STRENGTHS

          1    Multiple product locations

          2    Efficient transportation network

          3    One-stop shopping
decade, and its annual DAP imports have historically been the largest in the world. Canpotex is a major supplier of potash to this giant market, and PhosChem provides about 60 percent of its DAP imports. Until 1997, when it suddenly halted purchases, China was the world's largest importer of urea. During discussions on its entry into the World Trade Organization, China agreed to allow quotas of imported urea, which may prove beneficial in the long run.

     Brazil, the largest country and agricultural producer in South America, is a major potash consumer and an important PCS market. One of only a few countries that use more potash than phosphate and nitrogen, Brazil is the largest single market for product from PCS New Brunswick.

     India is not usually a major potash market for PCS, but its purchases support prices and absorb tonnage that would otherwise compete with the Company's product. India is a leading phosphate importer, buying DAP or MGA to make DAP, depending on price; it also buys phosphate rock. It is increasing its indigenous production, which reduces its imports.

2000 POTASH SALES

     World demand rose by 3 percent in 2000 and production increased. Both China and Brazil bought record volumes, and other offshore markets were also hungry for potash; domestic markets, too, were strong. Prices lagged below 1999 levels for much of the year, affected by competitive pressures, higher freight rates and China's purchase of less expensive standard grade potash. No new supply came on stream. World sales are estimated at 41.6 million tonnes; PCS drew on its readily-available excess capacity and sold approximately 17 percent of that,
6.912 million tonnes. This new record was 7 percent above 1999 sales, and 57 percent went offshore, 43 percent to domestic markets.

DOMESTIC

     PotashCorp increased its domestic sales by 2 percent in 2000 and almost matched its all-time record set in 1997. As usual, nearly 90 percent of domestic sales went to the United States, with large agricultural co-ops and national firms the major customers.

     First-quarter sales were up 9 percent over 1999, setting a new first-quarter record. Sales volumes were up 7 percent from 1999 in the second quarter and 16 percent in the third quarter, due to prospects for an early harvest and fall application season. After that strong showing, fourth-quarter sales were down.

------------------------------------

[Picture of mother and son]

[CAPTION] A happy mother and son are surrounded by many everyday uses of PotashCorp's products: in both large and small vehicles, the soap and water, the clothes and, finally, the grass, trees and flowers.

[Potash Fertilizer Consumption Graph]

[CAPTION] Demand for potash fertilizer is rising sharply in Latin America, and PCS made about 30 percent of its offshore sales there in 2000.

[SIDEBAR] Valuable marketing agreements:

          o    Uralkali

          o    Apatit

          o    Agrifos

     Domestic prices lagged behind 1999 for much of the year, due to pricing pressures. An increase was achieved in the second quarter. Greater competition pulled prices down early in the third quarter but an increase went through in September and by late in the year, pricing had surpassed 1999 levels.

OFFSHORE

     PotashCorp sold record tonnage into export markets in 2000, 10 percent above its 1997 record. China and Brazil were again its biggest markets, with China buying 28 percent of all product sold offshore and Brazil 23 percent. Brazil was the chief market for potash from PCS New Brunswick, taking 78 percent of total sales from that facility, which set an export record.

     With sales of 5.89 million tonnes, Canpotex topped its 1999 record by 11 percent. China was again its single biggest customer. Brazil and Japan were large buyers, Vietnam made record purchases, and Indonesia and India bought solidly.

     Despite this strong demand, offshore prices were down in 2000. Canpotex achieved an increase in Brazil in the fall but could not get increases in contract markets. Effective January 1, 2001, it began marketing potash into certain markets for FSU producer Uralkali.

SPECIALTY FERTILIZERS

     The first shipments of specialty fertilizers from PCS Yumbes went to the United States, Spain and Mexico. In total, 0.022 million tonnes were sold, as well as 84 tonnes of iodine.

NON-FERTILIZER SALES

     PotashCorp's steadily rising sales of potash for industrial purposes jumped 8 percent in 2000, after rising 7 percent in 1999. More than 60 percent of sales went offshore, mainly to Japan and Korea through Canpotex. Prices were down slightly from 1999.

     A small amount of PCS potash is sold for animal feed supplements, 0.028 million tonnes in 2000, down from 1999 because the Moab facility was sold.

     All non-fertilizer sales are included in domestic and offshore totals.

2000 PHOSPHATE SALES

     World demand for phosphates in 2000 varied only slightly from 1999. Supply rose considerably when new DAP capacity came on stream in India and Australia, even though start-up problems meant both operated at less than half capacity. World sales of phosphate crop nutrients rose by 1 percent, but with more indigenous production in various countries,

------------------------------------

[Picture of woman in vegetable market]

[CAPTION] Without crop nutrients to help farmers increase their production of healthy, nutritious food, one-third of the world would starve. PotashCorp made 32 percent of its sales offshore in 2000.

[Picture of cup of tea]

[CAPTION] Rich, strong leaves give tea the aroma and flavor that make it a favorite drink around the world, and nitrogen and potash help leaf quality and yield.

[Potash Fertilizer Consumption Graph]

[CAPTION] Asia needs much more potash than it now uses to grow the grain to feed its rising population and meet their increasing demand for meat. PCS provided 11 percent of Asia's potash in 2000.

trade in these fertilizers dropped by an estimated 8 percent. With increased supply but little change in demand, DAP prices fell, affecting prices for other phosphate fertilizers.

     World DAP consumption fell to 25.6 million tonnes, influenced particularly by lower application rates in the important Chinese market due to drought and commodity prices. China's imports were down by 18 percent. India, usually a major importer, drew out of stocks and encouraged its producers by almost doubling the subsidy for locally-produced DAP, making it very difficult for world suppliers to compete. Its DAP imports dropped by 70 percent, after rising by that percentage in 1999. These developments were instrumental in keeping DAP prices down.

     World production and consumption of MGA fell by 2 percent in 2000. India is the largest single importer of MGA, which it uses to make DAP, and its imports again made up more than half of international trade. Liquid prices tend to follow DAP and with DAP prices down, offshore suppliers signed a new liquid contract with India at a price much below 1999 levels. This affected other offshore liquid markets and helped inhibit any dramatic DAP recovery. Western Europe, the second largest importer, accounted for 30 percent of international trade; most is used to produce upgraded fertilizer products.

     In 2000, PCS sales of phosphate products were down by 3 percent. Two-thirds of sales were domestic, amounting to 21 percent of North American phosphate sales, including 38 percent of all non-fertilizer phosphate sales. With phosphate fertilizer prices affected by oversupply, the Company followed its strategy of shifting production into non-fertilizer products, where margins are higher. Feed products made up 24 percent of total 2000 sales, and industrial and purified products 12 percent.

FERTILIZERS

     PotashCorp sold 7 percent less DAP in 2000, and tough offshore markets were an important factor. It sells offshore through PhosChem, whose volumes were down significantly from 1999. Major purchasers were China, the largest by far, followed by Japan, Thailand and Australia. Offshore sales and prices were down from 1999. Domestic DAP sales, down 6 percent, made up nearly half of total sales. Prices were below 1999 levels until the fourth quarter, and down 14 percent year-over-year.

------------------------------------

[Picture of bowl of strawberries and blueberries]

[CAPTION] You'll find no phosphate in this scrumptious tart - except for the wholesome flour made from good wheat that uses phosphorus, the sugar that's refined using food-grade phosphoric acid and, of course, the wonderful flavor of the berries.

[Animal Feed Consumption Graph]

[CAPTION] In 2000, PCS acquired a phosphate feed plant in Brazil to stake out a position in this important market where demand is rising more than 7 percent a year.

[Picture of jug of milk and some cheese]

[CAPTION] North American farmers produce high-quality, low-cost food. About 10 percent of US family income goes for food, compared to 40 percent in China and 70 percent in nearly a third of India's poor households - without meeting all nutritional needs.

[SIDEBAR] INNOVATIVE

     In 2000, liquid fertilizer sales were down 5 percent. Domestic sales made up 74 percent of the total. The major product was LoMag, a superphosphoric acid used in conservation tillage systems, with 45 percent of liquid sales. Domestic prices were down slightly over the year.

     Offshore liquid sales were 3 percent below 1999; amber MGA was the major product. PCS sells liquids offshore for PhosChem. India and Brazil were the biggest markets, followed by Indonesia. Prices were highest in the first quarter, dropped in the second quarter when the Indian contract was signed, and rose near year-end.

FEED

     PotashCorp sold 0.907 million tonnes of phosphate feed products in 2000, including for the first time 0.016 million tonnes of feed mineral salts (made of salt, Dical and other nutrients) from Fosfatos in Brazil. Monocal made up almost half of sales, with Dical comprising 20 percent, liquids 18 percent, DFP 12 percent, MAP/DAP 1 percent and salt 2 percent.

     While 77 percent of sales were domestic, offshore sales continued to rise, with Brazil, Mexico, Thailand and the Philippines the major growth markets. PCS had 41 percent of total imports into the Asia/Pacific region, where consumer demand for meat is rising, and 8 percent of the rapidly growing market in Brazil.

     Domestic prices declined slightly, but offshore prices were up 7 percent over 1999.

INDUSTRIAL

     Sales of food-grade and technical-grade purified acid produced by PCS Purified Phosphates at Aurora were up 25 percent in 2000 when the Company became one of the three remaining North American players in the purified acid business. Almost all sales were domestic. Most products are sold directly to customers under contract or supply agreement. Geismar sold 0.146 million tonnes of phosphoric acid under contract to Rhodia, Inc. as a feedstock for its adjacent purified acid plant.

2000 NITROGEN SALES

     The onset of new ammonia capacity in 2000 could have severely affected the supply/demand balance, but high natural gas prices shut down production, more than offsetting the new supply. Over the next few years, growth in demand for ammonia is

------------------------------------

[Picture of a dog]

[CAPTION] Healthy pets require good nourishment, and PotashCorp's phosphate feed products help pet food manufacturers supply all the necessary nutrients.

[US SPA Producers by Capacity Chart]

[CAPTION] Conservation tillage was used on 37 percent of total US crop plantings in 2000. PotashCorp, North America's largest producer of liquid phosphate fertilizers, is particularly important in the SPA used in such tillage systems.

[Picture of asparagus]

[CAPTION] Luscious asparagus is full of potassium and phosphate and offers extra energy. That may explain why French bridegrooms once dined on three courses of asparagus the night before the wedding.

[SIDEBAR] Lower phosphate fertilizer prices and sales but higher feed and industrial volumes
projected by outside experts to exceed growth in supply, depending on the level of US curtailments. The important factor will be gas prices, which are not expected to return to 1999 levels.

     In urea, supply is now well ahead of demand. New projects in Venezuela and Argentina with considerable export capacity will affect the North American market. International markets have not been strong, and prices have been affected.

     World consumption of ammonia for agriculture and industry rose by 3 million tonnes in 2000. China and the FSU increased consumption; the US and Mexico used less than in 1999. Production was up in China, Russia, Saudi Arabia, India, Indonesia and several other countries, and fell in North America and South Africa.

NITROGEN PRODUCTS

     Sales of manufactured and purchased nitrogen products were down 3 percent in 2000, and almost evenly split between fertilizer and non-fertilizer. Domestic markets took 90 percent. Manufactured product sales fell by 9 percent. With half its Trinidad ammonia production down during gas contract negotiations, PCS doubled its purchases from a Russian ammonia producer and resale of purchased product was up by 106 percent.

     Sales of manufactured ammonia for fertilizer and feedstock were down by 28 percent. Urea and nitrogen solutions sales were down slightly, those of ammonium nitrate up by 13 percent and nitric acid by 32 percent. Other nitrogen sales were down 24 percent, mainly because less carbon dioxide was sold.

     Most nitrogen sales are domestic, but PCS sells considerable urea offshore, shipping from Trinidad; exports were 17 percent of total urea sales. The Company sold its high-quality nitrogen solutions fertilizer offshore for the first time in 2000.

     Nitrogen product categories include sales to industrial customers, mostly domestic; carbon dioxide sales are included. In 2000, these industrial sales were up slightly from 1999. In the US, federally-mandated requirements for reducing emissions of nitrogen oxides, which must be implemented by May 2003, have meant new uses for ammonia and urea products in selective catalytic and non-catalytic reduction systems.

     Industrial sales of ammonia represented 25 percent of the US industrial market for ammonia, sales of urea were 48 percent, ammonium nitrate 16 percent and nitric acid 43 percent. In every case, the PCS market share rose from 1999.

------------------------------------

[World Ammonia Consumption Graph]

[CAPTION] Quality of life is improved by many products made with industrial nitrogen. The non-fertilizer market for ammonia is projected to grow by 3 percent annually.

[Picture of a woman bowling]

[CAPTION] Much more than a fertilizer, nitrogen is hard at work every day, in clothing, in building materials and even in this bowling ball.

[Picture of boy having a bath]

[CAPTION] Bath time can be fun time, but before the fun begins the water must be treated and softened, jobs that are readily done by PCS phosphate and potash products. Its urea goes into the plastic toys, but the smile belongs to the boy.

[SIDEBAR] Rising prices, stable costs and higher margins highlight 2000 nitrogen results

     Also included in total 2000 sales were 0.111 million tonnes of nitrogen feed, almost all urea prills and domestic. This was 14 percent more than in 1999, while sales volumes to key accounts grew by 26 percent.

     Prices for all nitrogen products increased substantially during the year, driven by rising natural gas prices. Fertilizer prices were up by 45 percent, supported in the first half by tighter supply due to lower Trinidad production, and in the second half by higher gas prices, as producers with no gas hedge shut down capacity. Prices for nitrogen products used in industry also rose, from a small increase for ammonium nitrate to 43 percent for manufactured ammonia. Feed prices jumped by 32 percent, and supply was tight.

LOOKING AT 2001 AND BEYOND

external factors influential

While PotashCorp also supplies feed and industrial customers, it is primarily affected by what is happening in agriculture around the world. In fertilizer, more attention is being paid to replenishing the soil with balanced crop nutrients as world population, economic growth and environmental concerns increase. These factors, along with rising world meat consumption, drive the long-term demand for fertilizer, and PCS, with its wealth of low-cost potash and phosphate reserves and its efficient nitrogen production, is in an ideal position to meet that demand. It is a supplier of choice of nitrogen to domestic markets and of potash and phosphates to developing nations, where rising population and food requirements drive fertilizer demand.

NEW SUPPLY AFFECTS WORLD TRADE

     For much of the fertilizer industry, the immediate future is filled with uncertainties that center on supply. Potash is in the best position, for aside from PCS there is limited excess capacity in the world and no major new capacity has been formally announced. In phosphate and nitrogen, however, the new facilities that began to come on stream in 2000 will add considerably to world production.

     In concert with supply, trade affects pricing so developments there are closely watched. Ammonia trade is expected to expand as production moves offshore and imports from nations with low-cost natural gas supplant production in high-cost gas regions, especially North America. Trade in DAP is not expected to grow as it feels the effect of new

------------------------------------

[Picture of boy eating watermelon]

[CAPTION] Potash has earned its reputation as the Great Enhancer, making this watermelon redder and sweeter.

[Picture of computer mouse]

[CAPTION] PotashCorp focuses on creating value for its customers, and in spring
          2000 introduced the first web site in the fertilizer industry that enables customers to access their accounts.

[Picture of boy on bike with dad]

[CAPTION] Parents teach children the rules of bicycle riding, and then provide helmets made with plastic products containing PCS nitrogen and reflectors made with PCS phosphoric acid to help ensure their safety.

production and reduced imports by major importing countries. Phosphoric acid trade could increase, reflecting additional new DAP production. Potash trade is expected to decline modestly after a record year in 2000.


NITROGEN, PHOSPHATE AND POTASH WILL BE AFFECTED DIFFERENTLY

     In nitrogen, rising world demand and ongoing US shutdowns should balance the new ammonia capacity that came on near the end of 2000. In the short term, ammonia supply could be tight because high gas prices curbed production during the key inventory-building months. In urea, new South American capacity, much of it export-oriented, is sure to affect markets, particularly in North America. Supply is tight in the North American nitrogen solutions market and prices have risen.

     The phosphate industry is expected to continue to struggle in 2001 as it strives to absorb the huge DAP capacity that has come on in India and Australia. North American shutdowns in response to that new capacity were a major factor in keeping the industry afloat in 2000. Moreover, costs are going up with increased prices for ammonia, an input for DAP. Imports by China and India will be the key to 2001. China's DAP quotas will likely fall short of last year, and a question mark hangs over sales to India, where inventories were comparatively high going into 2001 and local production is rising. The profitability of this segment will only return as global supply and demand come back into more reasonable balance.

     Potash is less affected than phosphate and nitrogen by over-production, but demand could be a factor in 2001. Among major purchasers, China and Brazil bought record volumes in 2000 and carried over considerable inventory, so their 2001 buying is uncertain. In early February, China agreed to purchase 1.2 million tonnes from Canpotex for delivery through August. Continuation of a trade dispute between Brazil and Canada would jeopardize potash exports from both Saskatchewan and New Brunswick.

     In the domestic picture, higher nitrogen prices could affect farmers' planting decisions and nutrient purchases, making spring 2001 a guessing game. More soybeans - which fix most of their nitrogen needs from the soil - may be planted, and less corn, a heavy user of fertilizer. The switch is expected to be just one to two million acres from total corn

------------------------------------
[Picture of parent and child in field]

[CAPTION] Farmers' annual decisions about what to plant are affected by markets, government subsidies, crop prices and fertilizer options - and finally and always, up to the last minute, by weather.


WORLD FERTILIZER TRADE

                        2001 (FORECAST)      2000 (ESTIMATE)          1999
                        ---------------      ---------------          -----
POTASH                  33.1 MT                33.3 MT                32.4 MT
PHOSPHORIC ACID          4.6 MT P(2)O(5)        4.4 MT P(2)O(5)        4.5 MT P(2)O(5)
AMMONIA                 15.1 MT                14.8 MT                14.6 MT

MT = Million Tonnes

[SIDEBAR] Fertilizer Indicators to Watch

          o    Industry's response to new phosphate and nitrogen capacity

          o    Natural gas prices

          o    India's subsidies

          o    China's fertilizer imports

          o    Commodity prices

          o    US acreage planted

          o    Industry consolidation
plantings in 2000 of almost 80 million acres. Farmers may cut back on all nutrients or buy nitrogen at the expense of potash and phosphate. However, potash and DAP experienced a weak fall fill in 2000 as farmers uncertain of nitrogen supplies filled their bins with urea. This could have a positive effect on spring sales.

GLOBAL FACTORS AFFECT AGRICULTURE

     Against this background, the global agricultural situation is improving. After record grain demand exceeded production in 2000, world stocks are low. US stocks fell considerably in the fall of 2000. This was not unexpected, for prices were extremely low and grain is a self-correcting commodity. Low prices reduce planted acreage, increase grain fed to livestock and raise exports as buyers take advantage of low prices, so stocks are drawn down. Though prices remain at historically low levels, they may have bounced up off the bottom and begun to move upwards once more. Any serious production problems in the US or China could result in a quick turnaround in the grain market and positively affect fertilizer.

     The fertilizer business is influenced by a number of external factors. Currently it is natural gas prices, but weather, farm income, government policies and countless other factors beyond producers' control always have a bearing.

NON-FERTILIZER REMAINS STEADY

     Growing demand for downstream products with more stable margins has encouraged the Company to focus on developing its industrial sales. Strong sales to industry are expected in all three nutrients in 2001. Demand for feed products should continue to rise as US and world meat production increases in response to growing demand for meat, poultry and dairy products; and even for pet foods as pet ownership climbs. It takes seven pounds of grain to produce one pound of beef, four pounds per pound of pork and two pounds per pound of chicken, and feed products supplement the nutrition grain provides.

     In spite of concerns early in the year about the health of the US economy, tight supply/demand fundamentals in nitrogen should increase industrial prices. Industrial phosphate and potash prices should be similar to 2000, demonstrating the pricing steadiness of this market as customers focus on product quality and just-in-time delivery. An extended recession could affect growth in this area, but would be unlikely to reduce current demand. Feed prices are also expected to be similar to 2000, reflecting continued strong buying in offshore markets.

------------------------------------

[Picture of rice field]

[CAPTION] Balanced fertilization is essential to increasing crop yields. In experiments in China, nitrogen, phosphate and potash used together raised yields of rice by an average of 40 percent, summer corn by 50 percent and winter wheat by 60 percent.

[SIDEBAR] RESILIENT

[SIDEBAR] NON-FERTILIZER INDICATORS TO WATCH

          o    Health of US economy

          o    Economic growth in Asia, Latin America

          o    Growth in meat consumption worldwide

          o    US meat production

          o    EU ban on feeding meat, bonemeal

Responsible

[Three pictures: woman, building and water]

[Service Awards - 2000 Graph]

[Donations - 2000 Chart]

[Environmental Expenditures Graph]

[CAPTION] PCS honors its partnership with its employees; as a result, staff turnover is low. It shares in the communities in which it operates, as the PCS Centre at the University of Saskatchewan illustrates, and cherishes the environment in which it works, reclaiming mined land for the enrichment of people and wildlife.

PEOPLE

linking with employees

PotashCorp employees totalled 5,338 at December 31, 2000 and worked in five countries. Fifty-seven percent worked in the United States, 31 percent in Canada, 7 percent in Trinidad, 4 percent in Chile and 1 percent in Brazil. The annual payroll is approximately $228 million.

     Focusing on these widespread human resources, PotashCorp accepted a mandate that links its future to its people. To maintain and ambitiously grow the business, the right people must be in place at all levels, and a culture of teamwork is the best way to capitalize on talent throughout the organization. Company programs that support getting the best out of its people include succession planning, skills training, safety and a competitive compensation and benefits program. Linking solid existing programs with new initiatives that recognize people as key to Company success establishes PCS as a "great place to work."

     Already, many PotashCorp employees have made a long-term commitment to the Company. In 2000, 858 long-service awards recognized and rewarded that commitment. Looking to the future, the PCS College Scholarship Program awarded 42 new and 30 continuing scholarships to sons and daughters of employees.

COMMUNITIES

working with neighbors

Every year the connection between PotashCorp and the communities in which it operates expands and deepens as facilities and employees devote time and money to a wide range of causes. Through its Matching Gift Program, the Company matches employees' personal donations to their favorite charities, part of its commitment to building stronger communities.

     In the Saskatoon area, PotashCorp makes financial pledges to many agencies, particularly in education and health. In June, the PCS Centre at the University of Saskatchewan's College of Commerce - built with a CDN$5-million donation to the university's First & Best Campaign - was opened. Late in 2000, the Company became the first corporate sponsor of the Western Development Museum's new exhibit for Saskatchewan's Centenary in 2005, Winning the Prairie Gamble: The Saskatchewan Story.

     Corporate office employees and those at many PCS operations contribute significantly to their local United Way. Employees at corporate headquarters received the Campaign Chair Award for their participation, and corporate office, together with employees from Allan, Cory and Patience Lake, received a second consecutive Campaign Superstar Award.

------------------------------------

[Picture of children digging in dirt]

[CAPTION] Thousands of people from around the world visit Aurora to hunt for fossils in a deep pit at the mine. Children, too, can find prehistoric mementoes in special digging mounds near the Aurora Fossil Museum.

[SIDEBAR] A work atmosphere that allows people to strive for excellence, developing leaders at all levels

     Executive Secretary Dale Pickett, who headed the corporate office campaign, received a Schmeiser Spirit Award for outstanding performance. All individual donations were matched by the Company.

     Operations support many charities, emphasizing health, education, science and environment. A sampling from 2000: Geismar assisted the ChemFriends Expo, a chemistry fair at which students perform hands-on experiments. Augusta continued to sponsor the Augusta Boxing Club, which has named an academic scholarship the PCS Nitrogen Scholarship. Human Resources Manager Pete Brodie was named Outstanding Volunteer Fundraiser by the Greater Augusta Chapter of the National Society of Fundraising Executives.

     Trinidad employees helped organize and participated in the country's first Terry Fox Run for Cancer. White Springs employees contributed wildlife and scenic photos to a PCS calendar that was donated to three local libraries, the Hamilton County Chamber of Commerce and MainStreet Hamilton County for sale as a fundraiser. Memphis hosted a Crawfish Boil for neighbors, regulators and the community that is geared toward safety and environmental awareness. Rocanville contributed equipment to a community playground and helped complete the local arena. Funds raised by Aurora's Dog Days Regatta went to the Humane Society of Beaufort County.

     The new PotashCorp Community Outreach Program administered by inspirational speaker and former Dallas Cowboy D.D. Lewis is widely available. The Company's renowned HAZMAT training program, complete with simulated rail tank car, can be booked by customers.

ENVIRONMENT AND SAFETY

improving, surpassing standards

Keenly aware of its responsibility for the safety and health of its employees and care of the environment in which it operates, PotashCorp took important steps in 2000 to help it better fulfil those commitments. It appointed its first Vice President responsible for these areas and developed a detailed Safety, Health and Environment Management System to guide employees.

     The Company's philosophy emphasizes that everyone who works for PotashCorp, anywhere, is responsible for its safety, health and environment, and that good performance in these areas is critical to its business success. It resolves to consult, listen and respond openly to customers, employees, neighbors and the community, and to report on its performance. Committed to meeting the measurable safety, health and environment targets that are an integral part of its business plans, the Company will implement the Safety, Health and Environment Management System throughout its operations in 2001.

     Of course, PotashCorp has always emphasized safety, health and the environment. It has notable achievements in those areas, and records and awards to mark those achievements; the most recent are noted. Now it is resolved to do more and continue to do it well.

------------------------------------

[Picture of people in school]

[CAPTION] PCS Memphis has adopted Lucy Elementary School and employees participate in a one-on-one tutorial program for students who need a little extra help. Employees also help with achievement awards, a science fair project and school maintenance.

[Picture of men next to rail car]

[CAPTION] With its simulated rail tank car as a training tool for HAZMAT teams, PCS takes its message about safe handling to fertilizer dealers, fire departments and other emergency response agencies throughout North America.

[SIDEBAR] Everyone who works at PotashCorp is responsible for safety, health and environment

ENVIRONMENT

     Fertilizer, the first link in the global food chain, may affect the environment when it is produced or when it is applied to the soil to replenish the nutrients needed by healthy crops. The fertilizer industry concentrates its environmental protection measures at these two points, through care as it makes its products and work with the end-users of those products, the world's farmers.

     Care for the environment is a cornerstone of the way PotashCorp does business. In its operations, it stresses energy efficiency while applying modern techniques of pollution control and water conservation, and works to improve those techniques. It works with regulatory bodies and the public, adheres to environmental regulations and laws, and looks for best practices it can apply.

     PotashCorp supports the wide-ranging work of The Fertilizer Institute
(TFI), the Potash & Phosphate Institute (PPI) and the Fluid Fertilizer Foundation (FFF). TFI's comprehensive risk-based concentrations assessments of the levels of non-nutritive elements contained in commercial, inorganic fertilizer products showed they have a wide margin of safety. It has begun a multi-million-dollar product testing study consistent with international product testing protocols. PPI works with farmers for wise fertilizer use, including programs to teach local growers around the world new ways to more effectively nourish crops in their unique growing conditions. Long-standing programs strive to ensure high standards of fertilizer and crop production knowledge among those who provide information to farmers. FFF supports research into use of fluid fertilizers in minimum and no-till systems for a wide variety of crops in several countries.

FARMERS NURTURE THE LAND

     Farmers live by the land and they nurture the health of that land. Many have adopted the concept of ecological intensification with such practices as plowing stubble into the soil to create biomass. Increasingly, they favor new application methods that put the fertilizer beside the seed or seedling. Minimum-till practices that promote soil conservation are rising in popularity in North America and elsewhere; they are quickly becoming the system among Latin American farmers.

     Farming practices that conserve and improve soil quality and productivity also put more carbon-rich organic matter into soils, providing a global depository for CO(2) drawn from the atmosphere by growing plants. Such carbon sequestration in soils offers a unique opportunity to slow global warming while new, energy-efficient, low-carbon power generation and transportation technologies are phased in.

     People unaware of the conservation practices of the fertilizer industry and farmers may unthinkingly blame them for soil and water problems. In fact, environmental damage would multiply if farmers had to try to produce enough food for a rising world population without the contribution of fertilizer to soil fertility and productivity. Every available acre would have to be cultivated. Fertilizer allows land to be conserved for forests, wetlands and parks and helps the world's limited arable acreage produce the required healthy food.

------------------------------------

[Picture of man testing water]

[CAPTION] Trained environmental technicians regularly test the water at all plant locations, including restoration areas created by the Company following the completion of phosphate mining.

[SIDEBAR] AWARDS RECEIVED IN 2000

          NEW BRUNSWICK

          o    Shipper of the Year Award given by Port of Saint John NB

          MEMPHIS

          o Canadian National Illinois Central Railway Award for 1999 safe shipping

          GEISMAR

          o Canadian National Illinois Central Railway Award for 1999 safe shipping

          PCS PHOSPHATE

          o    Union Pacific Pinnacle Award for Chemical Transportation Safety

          WHITE SPRINGS

          o Florida Department of Environmental Protection Public Interest Award for land reclamation project

          o Safe shipping awards from Union Pacific and Burlington Northern Railroads for shipping in 1999

          o Florida Commissioner of Education Business Recognition Award for support of education in its area

          o    Exemplary Partner Award, Council for Sustainable Florida

          AURORA

          o    Safe shipping award from Union Pacific

          WEEPING WATER

          o Gold Award of Honor with distinction, Safety and Health Council of Greater Omaha (fifth year)

          o    Safety Achievement Award for 2000, Nebraska Safety Council

CORPORATE CUSTODIANSHIP

     Potash Corporation of Saskatchewan is an active supporter of fertilizer research and the environmentally-beneficial farming and fertilization practices being applied around the world. At home, corporate environmental policy requires it to manage its operations responsibly to safeguard the natural resources related to or affected by its activities. Each production unit must work diligently to minimize potential risks to the environment and must comply with environmental legislation and regulations; in 2000, PotashCorp spent $94.6 million on its environmental efforts.

     During 2000, PCS Joint Venture, a Florida general partnership, continued to address an environmental issue at its fertilizer and distribution center at Lakeland, Florida. To eliminate potential endangerment to public health, welfare or the environment identified by the US Environmental Protection Agency (EPA), PCS Joint Venture removed 1,450 tonnes of surface soil at its facility in 2000. It joined Agrico Chemical Company in removing 462 tonnes of soil and ditch sediments from an adjacent property. Work continued on the remedial investigation/feasibility study which will result in a plan to address both on-site and off-site environmental impacts.

     The federal grand jury investigation of environmental matters at PCS Nitrogen's Geismar facility continues.

     In-depth information on PCS environmental activities is available on its web site at www.potashcorp.com.

POTASH AND ITS ENVIRONMENT

     All potash operations were internally audited in 2000 and were in material compliance with applicable environmental requirements. All facilities continue work to improve their performance.

     New Brunswick replaced a sewage treatment pond and used the treated water produced to create a wetland habitat. Cory upgraded its tailings management area and Lanigan began an upgrade by installing a cut-off wall around its future pond, to be completed in 2001.

     PCS is researching ways of making the potash waste stream more environmentally friendly. It continues to participate in Saskatchewan Potash Producers Association research on improving waste management procedures and developing decommissioning and reclamation techniques. In 2000, species of naturally salt-tolerant vegetation that could be used in reclamation were grown on washed potash waste in a greenhouse.

     Potash companies' decommissioning and reclamation plans have been approved by the Saskatchewan Department of Environment and Resource Management and are to be revised by 2005. An industry-government working group continues to examine options. A model will be developed for each site which can predict the long-term movement of sub-surface brine, with a framework for cost-benefit analyses of measures

------------------------------------

[Picture of field]

[CAPTION] In another important environmental step, more than 3,500 acres of native parkland at Rocanville became part of Saskatchewan's Representative Area Network, as an example of an untouched ecosystem.

[Picture of wetlands]

[CAPTION] Half the world's wetlands have been lost since 1900, principally to agriculture. PCS restores and increases wetlands after mining phosphate; Aurora creates 1.6 acres of new wetlands for every wetland acre mined.

[SIDEBAR] CONSERVATION
which might reduce brine escape. Another committee will recommend ways of providing financial assurance for the decommissioning and reclamation plans during the five-year review period.

PHOSPHATE AND ITS ENVIRONMENT

     Internal audits were conducted at all phosphate facilities and the results were favorable and in material compliance with applicable environmental requirements. At Aurora, the experimental upgrading of a scrubber system on one stack resulted in a 25 percent reduction in particulate emissions from this source. White Springs completed capital projects that upgraded cooling water management, spill containment at the Lake City Transload Facility and dust control in the Monocal plant. White Springs also implemented a computer-assisted internal spill and release reporting system.

     Aurora planted approximately 67 acres of reclaimed land with hardwood trees. White Springs reclaimed about 700 acres while mining just over 600 acres. It received a Florida Department of Environmental Protection Public Interest Award for a land reclamation project which included a lake with facilities for the physically handicapped. The lake was named in honor of Gene McNeill, who was instrumental in development of the project while Director, Environment, Health and Safety at White Springs.

NITROGEN AND ITS ENVIRONMENT

     Results of internal audits showed that Memphis, Augusta, Lima and Trinidad were in material compliance with environmental laws, regulations, permits and good management practices. Employee interviews conducted as part of the audits provided favorable insight into employees' knowledge of environmental regulations.

     Geismar's new continuous effluent water monitoring system, the first in Louisiana and one of only a few in the United States, is improving water systems discharge. A new Environmental Improvement Plan fosters continuous improvement. Internal Process Safety Management/Risk Management Plan audits were performed. Capital projects at Memphis will improve runoff and at Augusta will handle excess storm water during periods of heavy rain.

     Geismar belongs to Iberville Parish Community Awareness and Emergency Response Committee, which received a special Sustaining Superior Performance award from the Chemical Education Foundation. The award recognized its continuously updated and unique emergency warning system, which includes a mapping program that can visually pinpoint a potential threat to the communities involved.

SAFETY

     Safety is another cornerstone of all PotashCorp operations and a constant focus of every employee. With safety as a way of life at all facilities, large and small, the Company's safety records regularly improve. On October 6, 2000, the employees at its largest facility, Aurora, passed the milestone of 9 million safe hours worked without a lost-time injury, the best record in the history of the United States fertilizer industry. Such major safety achievements are recognized with special ceremonies and awards presented by senior management.

     External safety specialists, too, honor the safety achievements of PCS operations. Employees at White Springs' Swift Creek mine, who have worked 5 1/2 years without a lost-time accident, again received the Sentinels of Safety award from the Mine Safety and Health Administration (MSHA) of the United States Department of Labor. Swift Creek has the third longest safe hours record in the US.

     Augusta had no Occupational Safety and Health Administration (OSHA) recordable injuries in 2000, extending a four-year record. White Springs achieved its lowest-ever total of OSHA recordable accidents.

------------------------------------

[Picture of truck being loaded]

[CAPTION] For the most recent reporting year, all PCS plants but one reduced their TRI emissions, exclusive of the impact of phosphoric acid, an important and beneficial fertilizer which is no longer on the EPA list of reportable toxic chemicals. Augusta's emissions fell for the eighth time in nine years, and at Trinidad - where the Company applies US guidelines to its operations - the numbers have fallen every year for five years.

[Picture of safety sign]

[CAPTION] Safety is a cornerstone of PotashCorp operations and a priority at its three production divisions, each of which had fewer recordable injuries than in 1999.

     Contractors at Aurora exceeded 2 million hours without a lost-time injury, confirming the pervasiveness of the safe operations environment there. PCS and local emergency responders from the White Springs area were trained on ammonia response procedures using the Company's training rail tank car.

     Memphis hosted a Shelby County Local Emergency Planning Committee emergency response drill with excellent participation by all local and state agencies.

     New Brunswick and Lanigan won their respective provincial mine rescue competitions; Rocanville was runner-up in the Saskatchewan competition. Two team members and two coaches from Lanigan division were on the Town of Lanigan team that won the 20th annual PCS Potash firefighters competition, with its events that demand a range of firefighting skills.

Corporate governance

monitoring, safeguarding

The Board of Directors is ultimately responsible for the governance and stewardship of PotashCorp, with the goal of ensuring sustained growth in shareholder value.

     The Board develops the policies and procedures that provide the framework for PCS operations, and directs the management of the Company's business and affairs. Guiding senior management on issues of planning, budgeting and forecasting, the Board each year reviews and approves the annual budget, large unbudgeted capital expenditures and changes to the capital structure, large lease commitments and the appointment and remuneration of the CEO. Directors play a key role in risk management, and review management decisions that might significantly affect the performance of the Company, its employees and other stakeholders. In November, directors and management review the major risks to PotashCorp and its plans to deal with those risks, and in January, participate in an extensive strategy session.

     The Chairman of the Board provides the leadership necessary to ensure effective functioning of the Board, assists in effective Board-management communication and is a member of the executive committee. The Chairman appoints committee chairs and works with management to set the Board meeting agendas and to prepare for and preside at annual meetings of PCS.

     The Board has developed and widened its corporate governance practices to ensure they are open, effective and accountable. Its corporate governance and nominating committee is responsible for examining and reporting to the Board on governance matters and for recommending director nominees. In 2000, this committee recommended and the Board approved important policies:

o Sessions without management present will continue to be held at the beginning of each regularly scheduled Board meeting.

o    The target Board size is 12 members.

o Directors will not stand for re-election after reaching age 70; this will not apply to directors 70 or over holding office when the policy was adopted.

     To adhere to Toronto Stock Exchange guidelines for a listed company, a majority of directors must be unrelated to PCS; that is, free of any relationship that could reasonably be perceived to interfere with the director's ability to act in the best interests of the Company. The status of Board members as related or unrelated directors is reviewed annually, taking into account the circumstances of each, including previous employment with the Company.

     The Board has adopted a policy which defines an independent director. Its standard of independence is defined as the standard used by the New York Stock Exchange in determining the independence of directors on audit committees. Applying this definition, 11 of 13 directors are unrelated; the related directors are William Doyle and Thomas Wright. No substantial shareholders are represented.

------------------------------------

[SIDEBAR] Strongly committed to fair treatment of shareholders, the PCS Board ensures it receives regular investor relations reports

[SIDEBAR] RECENT SAFETY MILESTONES

          Time without a lost-time injury

          POTASH

          Potash Pilot Plant, Saskatoon SK

          o  20 years on April 14, 2000

          Cassidy Lake NB

          o 3 years on August 22, 2000

          PHOSPHATE

          Aurora NC

          o 8 million hours on May 13, 2000

          o 9 million hours on October 6, 2000

          White Springs FL

          o 4 million hours on March 23, 2000

          Kinston NC

          o 7 years on December 1, 2000

          NITROGEN

          Trinidad WI

          o 3 million hours on February 4, 2000

          Geismar LA

          o 11 years on March 15, 2000

COMMITTEES OF THE BOARD OF DIRECTORS

     Each of the Board's five committees plays a significant role in the discharge of Board duties and obligations. The audit committee is empowered to retain outside advisors, and individual directors may engage outside advisors at the Company's expense upon authorization of the executive committee. Committee chairs and other directors submit items for Board agendas, develop the agendas for their respective committees and report to the full Board on their committee's activities.

     The executive committee at present has five directors. Between meetings of the Board it has, with certain limitations, all the powers vested in the Board.

     Membership in the audit committee is restricted to directors who are not current or former employees or officers of the Company and have no relationship with it that may interfere with the exercise of their independence. It meets with the Company's financial management personnel, internal auditor and external auditor at least once each quarter to review financial reporting practices, procedures and standards and to review and authorize the release of unaudited quarterly financial statements. The committee reviews the annual financial statements before their submission to the Board for approval. It recommends to the Board the external auditors to be proposed to shareholders for appointment at the annual meeting.

     The compensation committee of, at present, four independent directors makes recommendations to the Board on compensation issues relating to directors and senior management of the Company, and on corporate salary and benefits policy. It reviews and approves, annually, the salary administration program, and is responsible for the annual report on executive compensation. In consultation with the CEO, the committee considers and reports to the Board on corporate succession matters.

     The six-member corporate governance and nominating committee is responsible for examining and reporting to the Board on all aspects of governance, and for recommending nominees for election as directors. In discharging its duties, it considers the size of the Board, its composition and membership mix.

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

     Management meets regularly with institutional shareholders, and quarterly conference calls are available live on the Company's web site. Shareholder questions, comments and concerns about corporate governance may be directed to the Senior Vice President, Corporate Relations, who is responsible for implementing the disclosure policy, the Corporate Secretary or the Company's transfer agent.

------------------------------------

[Picture of PotashCorp offices]

[CAPTION] At the efficient new PotashCorp offices in Chicago, everyone responsible for keeping the Company's customers happy is working under one roof.

[Best Practice Corporate Governance Graph]

[CAPTION] A representative survey of buy- and sellside analysts who follow PCS shows their No. 1 priority is board independence.

[SIDEBAR] Board committees play a significant role in discharging board duties and obligations

                                   FINANCIALS
[Three pictures of men at work]

[Net Sales Graph]    [Gross Margin Graph]   [Cash Flow from Operations Graph]

[CAPTION] Rising nitrogen prices throughout the year and record potash sales volumes contributed to increased earnings in 2000, producing higher net sales, gross margin and cash flow from operations.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

                of Financial Condition and Results of Operations
                                (in US dollars)

2000 versus 1999

GROSS MARGIN

($ millions)                                                                               2000        VS  1999
                                2000               1999         1998         1997         CHANGE       % CHANGE
                               ------             ------       ------       ------        ------       --------
Nitrogen                       $104.7             $(21.4)      $ 64.8       $133.2        $126.1           --
Phosphate                        74.1              127.8        228.2        194.4         (53.7)         (42%)
Potash                          304.0              301.9        316.3        257.6           2.1            1%
                               ------             ------       ------       ------        ------          ----
                               $482.8             $408.3       $609.3       $585.2        $ 74.5           18%
                               ======             ======       ======       ======        ======          ====


     Gross margin in 2000 improved by 18 percent over 1999 levels, due to a $126.1-million improvement in nitrogen gross margin, more than offsetting a $53.7-million decline in phosphate gross margin. Potash gross margin remained essentially flat as record sales volumes were offset by lower product prices. The improvement in nitrogen gross margin, particularly in the second half of 2000, resulted from North American nitrogen producers responding to a spike in natural gas costs with plant shutdowns and higher product prices. The Company's hedged natural gas position for its US plants and its indexed natural gas contracts in Trinidad provided an advantage to PCS versus its competitors. Closure of high-cost nitrogen plants in 1999 and renegotiation of a Trinidad natural gas contract in 2000 helped the Company capitalize on these industry conditions. The reduction in phosphate gross margin resulted from increased worldwide phosphate capacity that caused excess product supply, lower fertilizer sales volumes and lower product prices.

     A comparison of gross margins since 1997 (first partial year for nitrogen ownership) demonstrates the historical stability of potash earnings and the relative volatility of nitrogen and phosphate earnings. Continued full year improvement in nitrogen earnings is expected in 2001, assuming above historical average natural gas prices that amplify the benefits of the Company's strong gas hedge position and its Trinidad assets. A modest recovery in phosphate earnings is expected, but further digestion of newly-constructed industry production capacity is required to return to 1998 profitability levels.

OVERVIEW


($ millions)                                          % OF NET                      % OF NET
                                         2000           SALES           1999          SALES    % CHANGE
                                       --------       --------        -------       --------   ---------
Net Sales                              $2,231.6           100          $2,061.1        100          8
Gross Margin                           $  482.8            22          $  408.3         20         18
Provision for Plant Closures
   and Office Consolidation            $   24.3             1          $   65.0          3        (63)
Provision for Asset Impairment               --            --          $  526.6         26         --
Operating Income (Loss)                $  326.8            15          $ (353.0)       (17)        --
Net Income (Loss)                      $  198.0             9          $ (412.0)       (20)        --
Earnings (Loss) per Share ($)          $   3.78            --          $  (7.60)        --         --


     Sales results for 2000 reflect the dramatic positive turnaround in nitrogen prices and record potash sales volumes. Other income increased substantially, primarily due to the $16.3-million gain on sale of the shares of Moab Salt Inc. and a weaker Canadian dollar versus the United States dollar, resulting in a $16.6-million foreign currency translation improvement over 1999. Higher interest rates and additional short-term borrowings, in part to finance the share repurchase program, resulted in a $10.1-million increase in interest expense. Increased profitability resulted in an increase in income tax expense, 51 percent of which is deferred.

------------------------------------

[Gross Margin by Quarter Graph]

[CAPTION] Record potash volumes sold early in the year to meet spring season requirements were succeeded in their contribution to gross margin by rising nitrogen prices in the second half.

POTASH

                                  2000                           1999                         % CHANGE
                        ---------------------------    ----------------------------    -------------------------
                        DOLLARS    TONNES   AVERAGE     DOLLARS    TONNES   AVERAGE    DOLLARS  TONNES  AVERAGE
                       (MILLIONS)  (000'S)   PER MT    (MILLIONS)  (000'S)  PER MT                       PER MT
                       ----------  -------  -------    ----------  -------  -------    -------  ------  --------
Net Sales
 North American         $237.8      2,939   $80.92       $237.4     2,870    $82.71       --       2       (2)
 Offshore                340.9      3,973   $85.79        325.9     3,604    $90.42        5      10       (5)
                        ------      -----   ------       ------     -----    ------       --      --       --
                         578.7      6,912   $83.72        563.3     6,474    $87.00        3       7       (4)
                        ------      -----   ------       ------     -----    ------       --      --       --
Cost of Sales
 Cash Costs              233.8              $33.82        224.2              $34.63        4               (2)
 Depreciation and
  Amortization            40.9              $ 5.92         37.2              $ 5.75       10                3
                        ------      -----   ------       ------     -----    ------       --      --       --
                         274.7              $39.74        261.4              $40.38        5               (2)
                        ------      -----   ------       ------     -----    ------       --      --       --
Gross Margin            $304.0              $43.98       $301.9              $46.62        1               (6)
                        ------      -----   ------       ------     -----    ------       --      --       --

     Potash performance was highlighted by record offshore sales volumes, primarily as a result of healthy demand from China and Brazil. Domestic sales volumes were close to the record established in 1997. The combination of these factors resulted in a new record for total sales tonnes. Average domestic and offshore sales prices were down due to competitive pressures. In the offshore market, 83 percent of sales volumes (1999 - 82 percent) were sold through Canpotex.

     Potash gross margin represented 63 percent (1999 - 74 percent) of consolidated gross margin.

     Potash unit cost of sales decreased, due primarily to record production volumes and fewer shutdown weeks.

PHOSPHATE

                                  2000                           1999                        % CHANGE
                       ----------------------------   ----------------------------   ----------------------------
                        DOLLARS    TONNES   AVERAGE    DOLLARS    TONNES   AVERAGE    DOLLARS   TONNES    AVERAGE
                       (MILLIONS)  (000'S)  PER MT    (MILLIONS)  (000'S)   PER MT                         PER MT
                       ----------  -------  -------    ---------  -------  -------   --------  --------  --------
Net Sales
 Fertilizer - liquids    $192.3      986    $195.10     $215.5     1,034   $208.47      (11)      (5)        (6)
 Fertilizer - DAP         222.9    1,523    $146.31      278.4     1,645   $169.26      (20)      (7)       (14)
 Feed                     215.4      907    $237.44      216.8       898   $241.30       (1)       1         (2)
 Industrial               151.9      477    $318.48      133.1       439   $303.21       14        9          5
                         ------    -----    -------     ------     -----   -------      ---       --        ---
                          782.5    3,893    $201.00      843.8     4,016   $210.12       (7)      (3)        (4)
                         ------    -----    -------     ------     -----   -------      ---       --        ---
Cost of Sales
 Cash Costs               640.9             $164.63      654.7             $163.02       (2)                  1
 Depreciation and
  Amortization             67.5             $ 17.34       61.3             $ 15.27       10                  14
                         ------    -----    -------     ------     -----   -------      ---       --        ---
                          708.4             $181.97      716.0             $178.29       (1)                  2
                         ------    -----    -------     ------     -----   -------      ---       --        ---
Gross Margin             $ 74.1             $ 19.03     $127.8             $ 31.83      (42)                (40)
                         ------    -----    -------     ------     -----   -------      ---       --        ---

     Overall, phosphate net sales revenue declined in 2000, due primarily to lower fertilizer sales volumes and prices.

     Higher industrial sales revenue compared to 1999 was principally due to securing new business, the Company's purchase of the remaining half-interest in Albright & Wilson Company and changes in product and customer mix.

     Offshore liquid fertilizer sales volumes decreased compared to 1999, chiefly due to lower sales to India and Australia. North American sales volumes were down, due primarily to customer inventory carryover from the previous season. Offshore DAP sales volumes decreased, mainly due to reduced purchases by China and India and new production in Australia and India. North American sales volumes were also down.

     In 2000, 47 percent (1999 - 41 percent) of total phosphate net sales revenue was earned from non-fertilizer products, which represented 36 percent (1999 - 33 percent) of phosphate sales volumes. Phosphate gross margin represented 15 percent (1999 - 31 percent) of consolidated gross margin.

     Phosphate unit cost of sales decreased marginally as the improvement in the ore body at Aurora and lower sulphur costs more than offset a 36 percent increase in the per-unit input cost of ammonia.

------------------------------------

[Phosphate Net Sales Revenue by Product Graph]

[CAPTION] Due to the diversity of its customer base, phosphate revenues are less affected by the fertilizer season and more evenly distributed throughout the year.

[Potash Net Sales Revenue by Market Graph]

[CAPTION] Net potash sales revenue was positively affected by record offshore sales volumes, which were heavily weighted to the first three quarters of the year.

NITROGEN

                                  2000                           1999                        % CHANGE
                       ----------------------------   ----------------------------   ----------------------------
                        DOLLARS    TONNES   AVERAGE    DOLLARS    TONNES   AVERAGE    DOLLARS   TONNES    AVERAGE
                       (MILLIONS)  (000'S)  PER MT    (MILLIONS)  (000'S)   PER MT                         PER MT
                       ----------  -------  -------    ---------  -------  -------   --------  --------  --------
Net Sales
 Urea                    $236.3     1,572   $150.33     $180.2     1,614   $111.63       31       (3)        35
 Ammonia                  217.5     1,377   $157.99      198.6     1,915   $103.69       10      (28)        52
 Solutions                135.7     1,593   $ 85.15      110.4     1,681   $ 65.65       23       (5)        30
 Other (1)                145.1     2,265   $ 64.04      117.6     2,307   $ 50.98       23       (2)        26
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
                          734.6     6,807   $107.92      606.8     7,517   $ 80.72       21       (9)        34
Purchased                 135.8       896   $151.55       47.2       434   $108.81      187      106         39
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
                         $870.4     7,703   $112.99     $654.0     7,951   $ 82.25       33       (3)        37
                         ------     -----   -------     ------     -----   -------      ---      ---        ---

Fertilizer               $463.2     3,772   $122.78     $345.5     4,087   $ 84.52       34       (8)        45
Non-fertilizer            407.2     3,931   $103.59      308.5     3,864   $ 79.84       32        2         30
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
                          870.4     7,703   $112.99      654.0     7,951   $ 82.25       33       (3)        37
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
Cost of Sales
 Cash Costs               702.9             $ 91.25      604.4             $ 76.02       16                  20
 Depreciation and
  Amortization             62.8             $  8.15       71.0             $  8.92      (11)                 (9)
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
                          765.7             $ 99.40      675.4             $ 84.94       13                  17
                         ------     -----   -------     ------     -----   -------      ---      ---        ---
Gross Margin             $104.7             $ 13.59    $(21.4)             $ (2.69)      --                  --
                         ------     -----   -------     ------     -----   -------      ---      ---        ---

(1) Sales volumes of Other nitrogen products include tonnes for the byproduct carbon dioxide.


     Prices for all nitrogen products were higher than in 1999 due to healthy demand and tight supply as a result of temporary and permanent plant shutdowns. The significant increase in US natural gas prices accelerated industry rationalization in North America.

     Sales volumes of manufactured products decreased compared to 1999, primarily due to the permanent closure of two of the Company's plants in the third quarter of 1999 and the temporary shutdown of two ammonia plants in Trinidad during the first half of 2000 while a new gas contract was being negotiated. Sales volumes of purchased products increased to replace the loss of Trinidad volumes.

     The Company sold a larger portion of its North American nitrogen production to the more stable industrial market. Non-fertilizer products represented 51 percent (1999 - 49 percent) of nitrogen sales volumes and 47 percent (1999 - 47 percent) of net sales revenue. Exclusive of carbon dioxide, the average non-fertilizer price in 2000 was $128.34 per tonne, compared to $108.43 in 1999.

     In the production of ammonia, the average per-unit natural gas input cost increased by 37 percent compared to 1999. Higher per-unit production costs, due to plant shutdown costs and reduced production, also contributed to the increase in per-unit cost of sales.

EXPENSES


($ millions)                                        2000              1999        % CHANGE
------------                                       ------            ------       --------
Selling and Administrative                         $111.0            $116.3           (5)
Provincial Mining and Other Taxes                    77.2              77.1           --
Interest                                             61.6              51.5           20
Income Taxes                                         67.2               7.5          796


     Selling and administrative expenses decreased, primarily due to the reduction in the amortization of goodwill which was partially offset by one-time relocation costs relating to the Northbrook, Illinois office.

     Provincial mining and other taxes were flat compared to 1999.

     During 2000, the Company accessed the commercial paper market for short-term funds due to lower borrowing costs, rather than draw down its term credit facility, resulting in an increase in short-term debt and a reduction in long-term debt. Overall, interest expense increased by $10.1 million. Weighted average total debt outstanding increased from $826.8 million in 1999 to $916.4 million in 2000. The weighted average interest rate on total debt outstanding during the year was 6.8 percent (1999 - 5.8 percent).

     The provision for income taxes in 1999 contained a future tax recovery in the amount of $48.6 million relating to the plant closures and asset impairment charge. In 2000, the future tax recovery related to the plant closure charge was only $6.6 million. The balance of the increase in the provision was due to higher earnings before tax (exclusive of the gain on sale of Moab Salt Inc.).

------------------------------------

[Manufactured Nitrogen Net Sales Revenue by Product Graph]

[CAPTION] Industry shutdowns in the second half of 2000 due to high natural gas costs tightened the supply/demand balance in nitrogen and prices rose.

     PCS and certain subsidiaries are subject to federal income taxes (which includes the Large Corporations Tax) and provincial income taxes in Canada. The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. These subsidiaries are not currently subject to federal cash income tax by virtue of net operating losses incurred. The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes. The effective consolidated tax rate for 2000 was 27 percent (1999 - 30 percent) of pre-tax income.

PROVISION FOR PLANT CLOSURES

     On January 19, 2001, the Company announced that it was suspending all DAP production at its White Springs, Florida operations, effective immediately, and that it permanently closed its Davenport, Iowa phosphate feed plant on January 15, 2001. In the fourth quarter of 2000, the Company recorded a provision of $24.3 million for asset writedown, severance, inventory allowance, decommissioning and other expenses attributable to these actions.

     The shutdown at White Springs brings the Company's total cutback in DAP production in Florida to 0.710 million tonnes on an annualized basis. Production from Davenport, which had an annual capacity of 0.280 million tonnes of Monocal and Dical, will be transferred to Feed Division plants in Marseilles, Illinois and Weeping Water, Nebraska. This will allow these plants to operate at higher operating rates, thereby reducing overall feed plant operating costs by approximately $2.0 million on an annualized basis.

1999 versus 1998

OVERVIEW


($ millions)                                 1999     % OF NET SALES     1998    % OF NET SALES  % CHANGE
------------                               --------   ---------------  --------  --------------  --------
Net Sales                                  $2,061.1        100         $2,307.8       100           (11)
Gross Margin                               $  408.3         20         $  609.3        26           (33)
Provision for Plant Closures
   and Office Consolidation                $   65.0          3               --        --            --
Provision for Asset Impairment             $  526.6         26               --        --            --
Operating (Loss) Income                    $ (353.0)       (17)        $  442.3        19           (179)
Net (Loss) Income                          $ (412.0)       (20)        $  261.0        11           (258)
(Loss) Earnings per Share ($)              $  (7.60)                   $   4.82                     (258)

     1999 net income was negatively affected by two primary factors. The first was several charges for goodwill impairment, asset impairment and plant closures and office consolidation. The second was a reduction in gross margin principally due to reduced phosphate and nitrogen prices.

PLANT CLOSURES AND OFFICE CONSOLIDATION

     In the third quarter of 1999, the Board of Directors of the Company approved a plan to close nitrogen plants at Clinton, Iowa and LaPlatte, Nebraska; a phosphate feed plant at Saltville, Virginia; and a phosphate

------------------------------------

[PCS Potash Prices Chart]  [PCS DAP Prices Chart]  [PCS Ammonia Prices Chart]

[CAPTION] During 2000, potash prices were under pressure but maintained stability. DAP prices fell with the threat of new capacity but rose following North American shutdowns. In nitrogen, the PCS shutdown in Trinidad tightened first-half supply and increased prices; they rose again in the fall as high gas prices shut down North American production.

terminal at Jacksonville, Florida. The charges associated with these closures totalled $55.7 million, of which $37.1 million relates to the non-cash writedown of inventory and property, plant and equipment. The closure of the nitrogen plants resulted in an annualized reduction in production capacity of 0.420 million tonnes of ammonia, 0.079 million tonnes of ammonium nitrate and 0.599 million tonnes of nitrogen solutions.

     The Company also proceeded with a consolidation of its Raleigh, North Carolina and Memphis, Tennessee administrative offices with its office in Northbrook, Illinois. As a result of the consolidation, 115 salaried employees were terminated, with termination dates ranging from March 31, 2000 through to September 30, 2000. Terminated employees were entitled to severance pay equal to two weeks' salary for each year of service (to a maximum of 52 weeks) and, providing they stayed until their termination date, an additional payment equal to 35 percent of their annual salary pro-rated for the number of months from October 1, 1999 to their termination. The Company had contractual commitments relating to current office leases at all three locations. The charges associated with the office consolidation were $9.3 million. The annual pre-tax savings from the office consolidation are expected to be $5.5 million, which will not be fully realized until 2001 due to transition costs in 2000 (see Note 20 to the consolidated financial statements).

PROVISION FOR ASSET IMPAIRMENT

     In the third quarter of 1999, the Company assessed the recoverability of the tangible and intangible assets of the nitrogen operations (due to operating losses primarily caused by reduced product prices and increased gas costs relative to certain current and expected future competition) and Florida Favorite Fertilizer operations (due to continuing operating losses). Based on these assessments, the Company recorded a provision for asset impairment relating to goodwill, property, plant and equipment and other assets in the amount of $526.6 million (see Note 21 to the consolidated financial statements).

POTASH

                                    1999                             1998                         % CHANGE
                        ----------------------------     ----------------------------     -------------------------
                         DOLLARS    TONNES   AVERAGE       DOLLARS   TONNES   AVERAGE     DOLLARS   TONNES  AVERAGE
                        (MILLIONS)  (000'S)   PER MT     (MILLIONS)  (000'S)   PER MT                        PER MT
                        ----------  -------  -------     ----------  -------  -------     -------   ------  -------
Net Sales
 North American          $237.4      2,870    $82.71       $227.6     2,702    $84.24         4        6       (2)
 Offshore                 325.9      3,604    $90.42        317.9     3,581    $88.78         3        1        2
                         ------      -----    ------       ------     -----    ------       ---      ---      ---
                          563.3      6,474    $87.00        545.5     6,283    $86.82         3        3       --
                         ------      -----    ------       ------     -----    ------       ---      ---      ---
Cost of Sales
 Cash Costs               224.2               $34.63        193.0              $30.72        16                13
 Depreciation and
  Amortization             37.2               $ 5.75         36.2              $ 5.76         3                --
                         ------      -----    ------       ------     -----    ------       ---      ---      ---
                          261.4               $40.38        229.2              $36.48        14                11
                         ------      -----    ------       ------     -----    ------       ---      ---      ---
Gross Margin             $301.9               $46.62       $316.3              $50.34        (5)                7
                         ------      -----    ------       ------     -----    ------       ---      ---      ---

     Potash performance was highlighted by sales volumes that were the second highest on record. Net sales revenue from potash increased, primarily due to an increase in North American sales volumes and, to a lesser extent, an increase in offshore sales prices.

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

     Potash prices in the offshore market rose during the first three quarters of the year, primarily due to higher contract prices with Japan, South Korea, and China. Realized prices fell in the fourth quarter due to product and country mix and higher ocean freight costs. Canpotex sales volumes to Asia increased by 13 percent from 1998 due to increased sales to India, Indonesia and South Korea. This increase was partially offset by a 22 percent decrease in sales to Latin America (primarily Brazil due to the currency devaluation and credit conditions). Overall, offshore sales volumes ended the year up marginally from 1998. In the offshore market, 82 percent of sales volumes (1998 - 83 percent) were sold through Canpotex.

     Potash gross margin represented 74 percent (1998 - 52 percent) of consolidated gross margin.

     Potash unit cost of sales increased due primarily to lower production volumes, 25 more shutdown weeks, increased gas costs and a stronger Canadian dollar.

PHOSPHATE

                                    1999                             1998                         % CHANGE
                        ----------------------------     ----------------------------     -------------------------
                         DOLLARS    TONNES   AVERAGE       DOLLARS   TONNES   AVERAGE     DOLLARS   TONNES  AVERAGE
                        (MILLIONS)  (000'S)   PER MT     (MILLIONS)  (000'S)   PER MT                        PER MT
                        ----------  -------  -------     ----------  -------  -------     -------   ------  -------
Net Sales
 Fertilizer - liquids    $215.5      1,034   $208.47      $  277.3    1,298   $213.57       (22)     (20)      (2)
 Fertilizer - DAP         278.4      1,645   $169.26         371.4    1,950   $190.40       (25)     (16)     (11)
 Feed                     216.8        898   $241.30         229.3      941   $243.81        (5)      (5)      (1)
 Industrial               133.1        439   $303.21         133.0      438   $303.76        --       --       --
                         ------      -----   -------      --------    -----   -------       ---      ---      ---
                          843.8      4,016   $210.12       1,011.0    4,627   $218.50       (17)     (13)      (4)
                         ------      -----   -------      --------    -----   -------       ---      ---      ---
Cost of Sales
 Cash Costs               654.7              $163.02         724.2            $156.52       (10)                4
 Depreciation and
 Amortization              61.3              $ 15.27          58.6            $ 12.66         5                21
                         ------      -----   -------      --------    -----   -------       ---      ---      ---
                          716.0              $178.29         782.8            $169.18        (9)                5
                         ------      -----   -------      --------    -----   -------       ---      ---      ---
Gross Margin             $127.8              $ 31.83      $  228.2            $ 49.32       (44)              (35)
                         ------      -----   -------      --------    -----   -------       ---      ---      ---

     Phosphate net sales revenue decreased, primarily due to lower volumes in both North American and offshore markets and, to a lesser extent, to lower prices.

     In the domestic market, weak spring fertilizer demand resulted in higher than usual North American inventories, which placed downward pressure on phosphate prices, especially DAP. Feed supplement prices increased in the first half of the year and then fell in the third quarter (due to increased competition) to end the year down marginally from 1998. Industrial product prices were stable in the first half of 1999, fell in the third quarter due to higher US imports, and then recovered in the fourth quarter to end the year flat as compared to 1998. Weak domestic demand also led to decreased liquid and solid phosphate sales volumes. Feed supplement sales volumes were down, primarily due to increased competition in the industry.

     In the offshore markets, weak domestic spring fertilizer demand combined with large North American inventories stimulated additional US exports from suppliers outside of PhosChem. Prices were also affected by the anticipation of additional capacity in India and Australia. These factors resulted in lower offshore prices for solid phosphates, and liquids followed, but not to the same degree. However, North American production cutbacks in the second half of the year reduced inventories and stabilized prices. The currency devaluation and credit conditions in Brazil resulted in lower sales volumes of liquid phosphates there. Offshore feed supplement sales volumes increased in 1999, primarily due to improved sales volumes in Brazil, the Caribbean and Venezuela.

     In 1999, 41 percent (1998 - 36 percent) of total phosphate net sales revenue was earned from non-fertilizer products, which represented 33 percent (1998 - 30 percent) of phosphate sales volumes. Phosphate gross margin represented 31 percent (1998 - 37 percent) of consolidated gross margin.

     Phosphate unit cost of sales increased, due primarily to lower production volumes caused by phosphate rock sourcing problems at Aurora and shutdowns in the second half of the year. The per-unit cost of sulphur was flat compared to 1998 while the per-unit cost of ammonia decreased by 17 percent.

NITROGEN

                                    1999                             1998                         % CHANGE
                        ----------------------------     ----------------------------     -------------------------
                         DOLLARS    TONNES   AVERAGE       DOLLARS   TONNES   AVERAGE     DOLLARS   TONNES  AVERAGE
                        (MILLIONS)  (000'S)   PER MT     (MILLIONS)  (000'S)   PER MT                        PER MT
                        ----------  -------  -------     ----------  -------  -------     -------   ------  -------
Net Sales
 Urea                    $180.2      1,614   $111.63       $199.1     1,425   $139.72       (10)      13      (20)
 Ammonia                  198.6      1,915   $103.69        194.4     1,497   $129.86         2       28      (20)
 Solutions                110.4      1,681   $ 65.65        163.0     2,164   $ 75.32       (32)     (22)     (13)
 Other (1)                117.6      2,307   $ 50.98        129.8     2,185   $ 59.41        (9)       6      (14)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
                          606.8      7,517   $ 80.72        686.3     7,271   $ 94.39       (12)       3      (14)
Purchased                  47.2        434   $108.81         65.0       554   $117.33       (28)     (22)      (7)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
                         $654.0      7,951   $ 82.25       $751.3     7,825   $ 96.01       (13)       2      (14)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
Fertilizer               $345.5      4,087   $ 84.52       $424.3     4,351   $ 97.52       (19)      (6)     (13)
Non-fertilizer            308.5      3,864   $ 79.84        327.0     3,474   $ 94.13        (6)      11      (15)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
                          654.0      7,951   $ 82.25        751.3     7,825   $ 96.01       (13)       2      (14)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
Cost of Sales
 Cash Costs               604.4              $ 76.02        615.2             $ 78.62        (2)               (3)
 Depreciation and
  Amortization             71.0              $  8.92         71.3             $  9.11        --                (2)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
                          675.4              $ 84.94        686.5             $ 87.73        (2)               (3)
                         ------      -----   -------       ------     -----   -------       ---      ---      ---
Gross Margin             $(21.4)             $ (2.69)      $ 64.8             $  8.28        --                --
                         ------      -----   -------       ------     -----   -------       ---      ---      ---

(1) Sales volumes of Other nitrogen products include tonnes for the byproduct carbon dioxide.

     Nitrogen net sales revenue decreased, primarily due to lower sales prices in the North American market which were partially offset by increased sales volumes.

     Weak spring demand combined with non-market pricing from Former Soviet Union ("FSU") producers and high North American inventories continued to put pressure on both domestic and offshore prices. North American production shutdowns in the second half of the year reduced inventories, and prices rose by year-end.

     North American sales volumes for urea and other nitrogen products were up, primarily due to growth in the industrial market. Ammonia sales volumes increased due to a full year of production from the new plant in Trinidad, increased industrial demand and increased consumption by the US DAP sector. Sales volumes for nitrogen solutions were down, due primarily to the combination of fewer acres planted to corn and more to soybeans, favorable weather for use of other nitrogen products and the permanent shutdown of 25 percent of the Company's UAN capacity in the second half of the year.

     The Company continued to sell a large portion of its North American nitrogen production to the more stable industrial market. Non-fertilizer products grew to 49 percent (1998 - 44 percent) of nitrogen sales volumes and 47 percent (1998 - 44 percent) of net sales revenue.

     PCS Nitrogen reduced its per-unit natural gas cost by 6 percent compared to 1998, primarily due to its natural gas hedging policy in North America and certain of its natural gas contracts in Trinidad. This decrease was partially offset by higher per-unit production costs due to plant shutdown costs and reduced production in the third and fourth quarters of 1999.

EXPENSES


($ millions)                                        1999             1998        % CHANGE
------------                                       ------           ------       --------
Selling and Administrative                         $116.3           $116.0           --
Provincial Mining and Other Taxes                    77.1             80.1           (4)
Interest                                             51.5             63.8          (19)
Income Taxes                                          7.5            117.5          (94)

     The decrease in provincial mining and other taxes relates to the Potash Production Tax, which was lower primarily due to higher per-unit production costs and lower Canadian dollar equivalent prices caused in part by a stronger Canadian dollar. Various other payments to the Province of Saskatchewan in the form of royalties and taxes totalled $14.6 million in 1999 (1998 - $13.2 million) and are included in cost of goods sold.

     Interest expense on long-term debt decreased by $17.5 million due to a reduction of the weighted average long-term debt outstanding from $980.8 million in 1998 to $637.2 million in 1999. The weighted average interest rate on the long-term debt outstanding was 6.0 percent (1998 - 6.2 percent). The reduction in interest expense on long-term debt was partially offset by an increase in interest expense on short-term debt of $5.2 million due to borrowing under a commercial paper program.

     The decrease in income taxes was principally due to a deferred tax recovery of $48.6 million relating to the plant closures and asset impairment charge and lower income.

     PCS and certain subsidiaries are subject to federal income taxes (which includes the Large Corporations Tax) and provincial income taxes in Canada. During 1999, the Company began accruing cash income taxes by virtue of having fully utilized non-capital losses carried forward. The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. These subsidiaries were not subject to federal cash income tax in 1999 and 1998 by virtue of net operating losses incurred. The Company's nitrogen subsidiaries which operate in Trinidad are subject to Trinidad taxes. The effective consolidated tax rate for 1999 was 30 percent (1998 - 31 percent) of pre-tax income (exclusive of the goodwill impairment).

------------------------------------

[PCS Share of 2000 Offshore Marketing Association Sales Charts]

[CAPTION] PCS is the largest contributor to Canpotex, the offshore marketing agent for potash, and the second largest in PhosChem, which handles phosphate exports for members.

ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

     The following table summarizes certain of the Company's financial ratios and cash flow data as calculated from the consolidated financial statements (see Financial Terms on inside back cover):


                                                              YEAR ENDED DECEMBER 31
                                                         -----------------------------
                                                          2000                   1999       % CHANGE
                                                         ------                 ------      --------
Total Shareholder Return                                     65%                 (23)%           --
Book Value per Share                                      $38.81                $36.55            6
Net Debt to Capital (excluding operating leases)             29%                   31%           (6)
Net Debt to Capital (including operating leases)             34%                   40%          (15)
Cash Flow Return                                             11%                    8%           38
Cash provided by operating activities ($ millions)        $480.4                $343.6           40
Cash used in investing activities ($ millions)            $265.4                $177.7           49
Cash used in financing activities ($ millions)            $159.0                $189.9          (16)


     The increase in cash provided by operating activities relates primarily to the $74.5-million increase in gross margin (the majority of which is from nitrogen), the increase in other income (excluding the gain on sale of Moab Salt Inc.) of $16.5 million and the reduction in cash closure costs of $14.3 million. These increases were partially offset by an increase in the current provision for income taxes of $17.9 million.

     The additions to property, plant and equipment include the final sulphur vessel payment ($7.5 million), the buy-out of certain phosphate operating leases ($38.4 million), leasehold improvements and furniture and equipment for the Northbrook office ($8.5 million) and additions at PCS Yumbes S.C.M. ($9.2 million). Other investing activities include the purchase of the remaining 50 percent interest in Albright & Wilson Company ($32.0 million), the purchase of rights to certain manufacturing technology ($11.1 million), pre-operating costs at PCS Yumbes S.C.M. ($19.3 million) and product development costs ($14.4 million).

     During the year, the Company repaid $29.7 million of the Industrial Revenue and Pollution Control Obligations and paid dividends of $51.9 million (1999 - $53.3 million). The Company repurchased 2,070,000 shares at an average price of $50.31 under the share repurchase program, which was completed in August 2000.

     The Company has a Syndicated Credit Facility which provides for unsecured advances of up to $500.0 million (less the amount of commercial paper outstanding), none of which was outstanding at December 31, 2000. In addition, the Company has short-term lines of credit for up to $290.0 million in borrowing (less letters of credit of $27.4 million), of which $100.0 million was outstanding at December 31, 2000. The Company is authorized to borrow up to a maximum of $500.0 million under the commercial paper program, of which $388.8 million was outstanding at December 31, 2000. The Company may also issue up to an additional $600.0 million in unsecured debt securities under its existing shelf registration statement.

     The Company believes that internally generated cash flow, as supplemented by borrowing from existing financing sources, will be sufficient to meet its anticipated capital expenditures and other cash requirements, exclusive of any possible acquisitions, in 2001.

RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

     The Company's nitrogen operations are significantly affected by the price of natural gas. The Company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas. The Company does not employ these instruments for trading purposes. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold. Changes in the market value of open hedging transactions are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases.

     A sensitivity analysis has been prepared to estimate the Company's market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2000, the Company's estimated derivative commodity instruments market risk exposure was $49.6 million (1999 - $26.6 million). Actual results may differ from the estimate. Changes in the fair value of such derivative instruments, with maturities in 2001 through 2005, will generally relate to changes in the spot price of anticipated natural gas purchases.

     The Company also enters into forward foreign exchange contracts for the sole purpose of limiting its exposure to exchange rate fluctuations relating to certain trade accounts. Gains or losses resulting from foreign exchange contracts are recognized monthly and are included in other income.

ENVIRONMENTAL

     The Company is subject to various environmental laws and regulations in the United States, Canada, Trinidad, Chile and Brazil. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in the environmental area in 2000 totalled $14.4 million (1999 - $8.2 million; 1998 - $14.0 million) while $78.2 million (1999 - $90.5 million; 1998 - $83.4 million) was incurred as environmental operating expense. Expenditures in 2001 are expected to be of a similar magnitude for existing operations.

OUTLOOK

     The Company believes it is well placed to generate strong cash flow and earnings due to the high quality of its assets. Fertilizer products, which represent the majority of the Company's sales, are a bulk commodity, where lowest delivered cost is the underpinning of a company's long-term competitive position. Rising world population and the demand for more food and better diets, with meat as a protein source, will drive fertilizer consumption growth over the long term. The Company's excess potash capacity, contrasted with the high capital cost of developing new capacity with limited world potash reserves, should secure the future for potash. Similarly, its low-cost, extensive phosphate rock reserves, particularly in North Carolina, provide a firm foundation for its phosphate business. The Company's growing phosphate product diversification also provides some protection against new capacity developments, the world opportunities for which are more extensive than with potash. Long-term, the Company's extensive nitrogen production base in Trinidad, with lower-priced, indexed natural gas, should provide positive earnings support in the face of cheap offshore gas nitrogen capacity displacing higher-cost gas nitrogen plants in North America. Utilizing its superior asset base to grow earnings over time, the challenge for the Company is to minimize short-term earnings volatility as a result of fluctuations in demand, particularly with potash sales in offshore markets, and to fend off the impact of new capacity additions around the world, particularly in phosphate and nitrogen.

     Domestic and offshore potash sales volumes are expected to decrease modestly in 2001 versus record volumes in 2000. This is a typical pattern, where the upward trend line is well established but with some volatility due to key customer purchasing habits. Domestic sales volumes are expected to be down in 2001, due to farmers spending more of their fertilizer dollars on higher-priced nitrogen products. Offshore sales volumes may suffer due to record sales to China and Brazil in 2000 not being completely consumed, resulting in higher inventory carryover levels. Overall, potash prices are expected to be flat compared to 2000, with some instability possible, depending on competitor adjustments to new marketing arrangements for some Russian product in offshore markets. Reduced volumes, if realized, will require shutdowns at potash mines for inventory correction which would influence potash production costs on a year-over-year comparative basis. It is expected that the number of such shutdowns in 2001 will be higher than the 38 weeks of shutdown incurred in 2000. Production costs will also be impacted by higher natural gas costs and the possible strengthening of the Canadian dollar.

     The final year of higher-cost phosphate rock, with some particularly higher-cost inventory from dredged areas, will be incurred prior to achieving the savings associated with the move to the NCPC property in North Carolina. Continuing high ammonia prices will add to higher DAP production costs than were incurred in 2000. North American phosphate industry shutdowns have reduced sulphur consumption, already driving down this raw material input cost compared to the last half of 2000. In the near term, prices for liquid and solid phosphate fertilizers are expected to firm modestly as domestic plant shutdowns have brought supply and demand closer into balance. Domestic fertilizer volumes are expected to

------------------------------------

[World's Largest Fertilizer Companies Graph]

[CAPTION] Over and above the advantage it gains from being the largest NPK producer, PotashCorp has strengths within each nutrient that truly set it apart.

[New Potash Capacity and Demand Graph]

[CAPTION] Growth in demand for potash will far exceed any potential growth in supply, and with its excess capacity that can be brought on stream at minimal cost, PCS will be in an ideal position to meet this demand.

be down due to the Company's production shutdowns at its Florida plants and possible reduced spending on phosphate fertilizers, compensating for the need to purchase higher-priced nitrogen fertilizers. Offshore phosphate fertilizer volumes are also expected to be down as the world continues to digest the Indian and Australian capacity additions introduced in 2000. Strong gross margins are expected to continue in the Company's feed and industrial phosphate business. Feed sales volumes are expected to increase in the offshore markets and industrial sales volumes should increase domestically. Prices for industrial products and feed supplements are expected to increase marginally in comparison to 2000.

     Market prices for nitrogen products in the near term are expected to be supported by tight product supply as unhedged natural gas nitrogen producers in North America continue to struggle with high input costs. Gross margin in 2001 is expected to improve significantly due to expected higher prices during the year contrasted with the Company's strong hedged gas position. Company sales volumes of manufactured nitrogen product should revert to sustaining capacity levels with no planned outage of Trinidad production, which was partially suspended in 2000 as a new gas contract was negotiated with the Government of Trinidad.

     Other income is difficult to predict. One of the biggest variables is the swing in the Canadian and US dollar exchange rate as evidenced by 2000 versus 1999 in which, other than the one-time gain on the sale of Moab, the year-over-year difference in other income of $16.5 million was entirely attributable to exchange translation variance.

     Capital expenditures in 2001 for property, plant and equipment are expected to total $168.0 million, including approximately $34.5 million for opportunity capital associated with the construction of a feed plant in North Carolina and development of natural gas wells in New Brunswick.

     The effective consolidated income tax rate for 2001 is expected to approximate 38 percent, an increase over the 27 percent rate booked in 2000. This increase will principally show up in future (non-cash) tax rates which, depending on income and source of income, could approximate 23 percent of pre-tax earnings in 2001 as opposed to 14 percent in 2000. Current (cash) tax rates are projected to increase to 15 percent of pre-tax earning versus 13 percent in 2000. For 2001, the impact of this change will have the most effect on reported net earnings, as opposed to cash flow and free cash flow.

     Overall, the Company is projecting earnings in the range of $4.00 to $4.50 per share in 2001. As evidenced by the earnings surge in 2000 relative to initial guidance of the Company, unpredicted intervening events, such as the spike-up in natural gas prices in 2000 or purchasing practices of major countries like China, Brazil or India, can materially affect the accuracy of such projections.

FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report and this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those in the "Outlook" section, relating to the period after December 31, 2000, are forward-looking statements subject to risks and uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuation in supply and demand in fertilizer, sulphur and petrochemical markets; changes in competitive pressures, including pricing pressures; potential higher costs incurred in connection with restructuring charges as compared to costs estimated for purposes of calculating such charges; uncertainty and variations in future discounted and undiscounted net cash flows from use together with residual values estimated for purposes of calculating asset impairment; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; imprecision in reserve estimates; the outcome of legal proceedings; and changes in government policy. The Company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

------------------------------------

[World Potash Outlook Graph]

[CAPTION] PotashCorp drew on its excess capacity in 2000 to meet world demand, but it continues to hold 52 percent of the world's excess capacity.

                                 10 YEAR REPORT
                        for the years ended December 31

FINANCIAL DATA ($ Millions)              2000      1999     1998     1997(4)    1996    1995(3)   1994(2) 1993(1)    1992     1991
---------------------------            -------   -------   -------   -------   -------  -------   ------- -------   -------  ------
Net Sales                              2,231.6   2,061.1   2,307.8   2,325.9   1,403.9    856.1    363.1    212.2     214.1   206.8
Operating Income (Loss)                  326.7    (353.0)    442.3     442.0     297.4    219.6     97.5     56.9      50.6    39.1
Net Income (Loss) *                      198.0    (412.0)    261.0     297.1     209.0    159.5     91.2     44.7      39.8    31.3
Net Income (Loss) per Share (dollars)     3.78     (7.60)     4.82      5.68      4.59     3.68     2.12     1.13      1.03    0.81
Dividends per Share (dollars)             0.99      0.99      0.96      1.03      1.06     1.06     0.77     0.53      0.51    0.51
Cash Provided by Operating Activities    480.4     343.6     578.0     467.8     296.2    233.5    150.7     49.8      57.4    53.8
Working Capital                         (148.7)   (104.8)    329.2     281.7     278.8    136.1    103.3     37.0      70.9    47.4
Total Assets                           4,145.7   3,916.8   4,534.3   4,427.6   2,494.4  2,581.8  1,027.8  1,036.4     915.0   898.8
Total Long-Term Debt                     413.7     437.0     933.3   1,130.0     620.0    714.5      2.0     20.1      48.9    54.4
Shareholders' Equity                   2,012.1   1,962.4   2,453.8   2,227.9   1,405.5  1,241.9    964.3    903.7     809.5   788.9
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
OPERATING DATA (Thousands)
EMPLOYEES AT YEAR-END (Actual Numbers)   5,338     5,498     5,744     5,751     4,490    4,579    1,781    1,818     1,415   1,227
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
POTASH PRODUCTION (KCl) Tonnage          7,149     6,388     6,995     6,483     5,782    6,071    5,298    3,902     3,850   4,030
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
PHOSPHATE PRODUCTION (P2O5) Tonnage      2,042     2,124     2,363     2,282     2,096    1,008       --       --        --      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
NITROGEN PRODUCTION (N) Tonnage          2,706     3,138     3,121     2,349        --       --       --       --        --      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
POTASH SALES - KCl Tonnes                6,912     6,474     6,283     6,640     5,612    5,848    5,569    3,795     3,737   3,909
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
PHOSPHATE SALES - Product Tonnes         3,893     4,016     4,627     4,434     4,305    2,206       --       --        --      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
NITROGEN SALES - Product Tonnes          7,703     7,951     7,825     6,775       535      115       --       --        --      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
INTERCOMPANY SALES
Ammonia - Product Tonnes                   389       404       488       120        --       --       --       --        --      --
Potash - KCl Tonnes                        110       106       126       129       120      108       99       99        91      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----

NET SALES ($ Millions)
POTASH                                   578.7     563.3     545.5     504.2     403.2    421.0    363.1    212.2     214.1   206.8
PHOSPHATE                                782.5     843.8   1,011.0     953.6     892.0    412.1       --       --        --      --
NITROGEN                                 870.4     654.0     751.3     868.1     108.7     23.0       --       --        --      --
                                       -------   -------   -------   -------   -------  -------  -------  -------    ------   -----
TOTAL NET SALES                        2,231.6   2,061.1   2,307.8   2,325.9   1,403.9    856.1    363.1    212.2     214.1   206.8
                                       =======   =======   =======   =======   =======  =======  =======  =======    ======   =====

(1) Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.
(2) The financial statements of the Company for 1994 and prior years have been restated to US dollars in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 - CDN$1.4028.
(3) Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.
(4) Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in some respects from those applicable in the United States (see Note 31 to the Company's consolidated financial statements).

NOTES TO SELECTED TEN-YEAR DATA:

1. There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.
2. Fully diluted net (loss) income per share did not differ materially from net (loss) income per share in any of the accounting periods.

ADDITIONAL INFORMATION
* Data for 1999 include the effects of charges for plant closures and office consolidation and asset impairments of $591.6 million. Net income in 2000 and 1999, exclusive of one-time charges, was $199.5 million and $135.1 million respectively.

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

     Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 2000 is included.

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

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

/s/ William J. Doyle                       /s/ W. Brownlee
------------------------------             ------------------------------------
W. Doyle                                   W. Brownlee
President and                              Senior Vice President and
Chief Executive Officer                    Chief Financial Officer
February 8, 2001

AUDITORS' REPORT TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2000 and 1999 and the consolidated statements of income and retained earnings and of cash flow for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.

Saskatoon, Saskatchewan                    /s/ Deloitte & Touche LLP
February 8, 2001                           -----------------------------------
                                           Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as at December 31                                    in millions of US dollars

                                                                            2000         1999
                                                                         ---------     --------
ASSETS
Current Assets
 Cash and cash equivalents                                                $ 100.0      $    44.0
 Accounts receivable (Note 5)                                               326.6          269.3
 Inventories (Note 6)                                                       406.2          377.2
 Prepaid expenses                                                            38.9           35.7
                                                                         --------      ---------
                                                                            871.7          726.2
Property, plant and equipment (Note 7)                                    2,910.1        2,877.1
Goodwill (Note 8)                                                           106.4          109.4
Other assets (Note 9)                                                       257.5          204.1
                                                                         --------      ---------
                                                                         $4,145.7       $3,916.8
                                                                         --------      ---------
LIABILITIES
Current Liabilities
 Short-term debt (Note 10)                                                $ 488.8      $   474.5
 Accounts payable and accrued charges (Note 11)                             525.9          349.1
 Current portion of long-term debt (Note 12)                                  5.7            7.4
                                                                         --------      ---------
                                                                          1,020.4          831.0
Long-term debt (Note 12)                                                    413.7          437.0
Future income tax liability (Note 23)                                       435.1          409.4
Accrued post-retirement/post-employment benefits (Note 14)                  175.1          148.4
Accrued reclamation costs (Note 15)                                          83.0          112.2
Other non-current liabilities and deferred credits                            6.3           16.4
                                                                         --------      ---------
                                                                          2,133.6        1,954.4
                                                                         --------      ---------
CONTINGENCIES (Note 27)
SHAREHOLDERS' EQUITY
Share Capital (Note 16)                                                   1,177.4        1,216.5
Unlimited authorization of common shares without par value;
  issued and outstanding 51,840,572 and 53,694,209 shares
  in 2000 and 1999, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed Surplus (Note 17)                                               264.2          321.5
Retained Earnings                                                           570.5          424.4
                                                                         --------      ---------
                                                                          2,012.1        1,962.4
                                                                         --------      ---------
                                                                         $4,145.7      $ 3,916.8
                                                                         --------      ---------

(See Notes to the Consolidated Financial Statements)


                             Approved by the Board,


       /s/ Dallas Howe                          /s/ E. Robert Stromberg
--------------------------------           ----------------------------------
          Director                                       Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
for the years ended December 31                       in millions of US dollars

                                                         2000             1999              1998
                                                       --------         --------          --------
Net sales (Note 18)                                    $2,231.6         $2,061.1          $2,307.8
Cost of goods sold                                      1,748.8          1,652.8           1,698.5
                                                       --------         --------          --------
GROSS MARGIN                                              482.8            408.3             609.3
                                                       --------         --------          --------
Selling and administrative                                111.0            116.3             116.0
Provincial mining and other taxes (Note 19)                77.2             77.1              80.1
Provision for plant closures and
office consolidation (Note 20)                             24.3             65.0                --
Provision for asset impairment (Note 21)                     --            526.6                --
Other income                                              (56.5)           (23.7)            (29.1)
                                                       --------         --------          --------
                                                          156.0            761.3             167.0
                                                       --------         --------          --------
OPERATING INCOME (LOSS)                                   326.8           (353.0)            442.3

INTEREST EXPENSE (Note 22)                                 61.6             51.5              63.8
                                                       --------         --------          --------
INCOME (LOSS) BEFORE INCOME TAXES                         265.2           (404.5)            378.5

INCOME TAXES (Note 23)                                     67.2              7.5             117.5
                                                       --------         --------          --------
NET INCOME (LOSS)                                         198.0           (412.0)           261.0

RETAINED EARNINGS, BEGINNING OF YEAR                      424.4            889.7             680.4

DIVIDENDS                                                 (51.9)           (53.3)            (51.7)
                                                       --------         --------          --------
RETAINED EARNINGS, END OF YEAR                          $ 570.5         $  424.4          $  889.7
                                                       --------         --------          --------
NET INCOME (LOSS) PER SHARE (Note 24)                   $  3.78         $  (7.60)         $   4.82
                                                       --------         --------          --------
DIVIDENDS PER SHARE (Note 25)                           $  0.99         $   0.99          $   0.96
                                                       --------         --------          --------

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOW
for the years ended December 31                       in millions of US dollars

                                                                  2000             1999            1998
                                                                --------         --------        --------
OPERATING ACTIVITIES
Net income (loss)                                                 $198.0         $(412.0)          $261.0
Items not affecting cash
  Depreciation and amortization                                    187.0           191.1            190.9
  (Gain) loss on disposal of assets                                (17.9)            0.5             (0.1)
  Provision for future income tax                                   34.6            (7.2)            98.1
  Provision for plant closures and office consolidation             10.7            37.1               --
  Provision for asset impairment                                      --           526.6               --
  Provision for post-retirement/post-employment benefits            10.9             7.4              5.9
                                                                  ------         -------           ------
                                                                   423.3           343.5            555.8
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
  Accounts receivable                                              (52.2)           33.8             48.8
  Inventories                                                      (27.4)          (16.1)            (7.9)
  Prepaid expenses                                                  (3.1)            3.2            (16.6)
  Accounts payable and accrued charges                             137.4            (5.0)             1.3
  Current income taxes                                              15.1             8.1             (3.8)
Accrued reclamation costs                                           (2.4)          (20.7)            (7.4)
Other non-current liabilities and deferred credits                 (10.3)           (3.2)             7.8
                                                                  ------         -------           ------
CASH PROVIDED BY OPERATING ACTIVITIES                              480.4           343.6            578.0
                                                                  ------         -------           ------
INVESTING ACTIVITIES
Additions to property, plant and equipment                        (185.6)         (118.8)          (190.2)
Acquisition of Minera Yolanda S.C.M.                                  --           (36.9)              --
Acquisition of Albright & Wilson Company (Note 4)                  (32.0)             --               --
Proceeds from disposal of assets                                     8.6             1.9             31.9
Additions to other assets                                          (56.4)          (23.9)           (85.0)
                                                                  ------         -------           ------
CASH USED IN INVESTING ACTIVITIES                                 (265.4)         (177.7)          (243.3)
                                                                  ------         -------           ------
CASH BEFORE FINANCING ACTIVITIES                                   215.0           165.9            334.7
                                                                  ------         -------           ------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                 11.1              --            143.0
Repayment of long-term obligations                                 (36.1)         (490.1)          (376.3)
Proceeds from short-term debt                                      169.5           379.6            215.0
Repayment of short-term debt                                      (155.2)             --           (222.0)
Dividends                                                          (51.9)          (53.3)           (51.7)
Repurchase of shares                                              (104.2)          (29.3)              --
Issuance of shares                                                   7.8             3.2             16.5
                                                                  ------         -------           ------
CASH USED IN FINANCING ACTIVITIES                                 (159.0)         (189.9)          (275.5)
                                                                  ------         -------           ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    56.0           (24.0)            59.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        44.0            68.0              8.8
                                                                  ------         -------           ------
CASH AND CASH EQUIVALENTS, END OF YEAR                            $100.0         $  44.0          $  68.0
                                                                  ------         -------           ------
Supplemental cash flow disclosure
  Interest paid                                                   $ 66.4         $  57.7          $  68.4
  Income taxes paid                                               $ 13.4         $   5.8          $  19.2
                                                                  ------         -------           ------

(See Notes to the Consolidated Financial Statements)

Notes to the consolidated financial statements in millions of US dollars

1. DESCRIPTION OF BUSINESS

     Potash Corporation of Saskatchewan Inc. ("PCS") and its operating subsidiaries (the "Company" except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The Company's potash-producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan and one mine and two mills located in the Province of New Brunswick. The Company's phosphate- producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in four states and one in Brazil, two industrial phosphoric acid plants, a mine and processing plant complexes in the State of Florida and a processing plant complex in the State of Louisiana. The Company's nitrogen-producing assets include four domestic plants located in the states of Georgia, Louisiana, Ohio and Tennessee and large-scale operations in Trinidad. The Company has a plant in Chile that is producing sodium nitrate and potassium nitrate. The Company owns or leases in excess of 130 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,000 rail cars.

     The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited ("Canpotex"). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PCS, execute marketing and sales for the Company's potash, phosphate and nitrogen products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the Company's New Brunswick potash. PCS Sales (USA), Inc. executes offshore marketing and sales for the Company's nitrogen, potassium nitrate and sodium nitrate products. Phosphate Chemicals Export Association, Inc. ("PhosChem"), an unrelated phosphate export association established under United States law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These policies are consistent with accounting principles generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 31. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of PCS and its principal operating subsidiaries:

o    PCS Sales (Canada) Inc.

     -    PCS Joint Venture, L.P.

o    PCS Sales (USA), Inc.

o    PCS Phosphate Company, Inc.

     -    PCS Purified Phosphates (formerly Albright & Wilson Company)

o    White Springs Agricultural Chemicals, Inc. ("White Springs")

o    PCS Nitrogen, Inc.

     -    PCS Nitrogen Fertilizer, L.P.

     -    PCS Nitrogen Ohio, L.P.

     -    PCS Nitrogen Limited

     -    PCS Nitrogen Fertilizer Limited

     -    PCS Nitrogen Trinidad Limited

o    PCS Cassidy Lake Company ("PCS Cassidy Lake")

o    PCS Yumbes S.C.M.

o    PCS Fosfatos do Brasil Ltda.

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

PREPAID EXPENSES

     Prepaid expenses include prepaid freight relating to product inventory stored at warehouse and terminal facilities, which is invoiced to customers at the time of sale of the inventory.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment (which includes mine development costs) are carried at cost, except for mineral properties, which are carried at the lower of cost or fair value. Costs of additions, betterments, renewals and interest during construction are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment, which would be measured by comparing book value against the estimated undiscounted future cash flows. Any such impairment loss is included in the statement of income.

     Maintenance and repair expenditures, which do not improve or extend productive life, are expensed as incurred.

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

Notes to the consolidated financial statements in millions of US dollars

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

     Rotational plant maintenance costs, which consist primarily of planned major maintenance projects (also known as "turnarounds"), are capitalized when incurred and are amortized over the anticipated periods until the next scheduled rotational plant maintenance, which ranges from two to four years.

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

STOCK-BASED COMPENSATION PLANS

     The Company has two stock-based compensation plans, which are described in
Note 16. No compensation expense is recognized for these plans when stock options are issued as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant. Any consideration paid on exercise of stock options is credited to share capital.

FOREIGN EXCHANGE TRANSACTIONS

     PCS and its operating subsidiaries have the US dollar as their functional currency.

     Canadian dollar operating transactions are translated to US dollars at the average exchange rate of the previous month. Trinidad dollar operating transactions are translated to US dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

     Foreign exchange gains or losses are included in other income.

FINANCIAL INSTRUMENTS

     The Company enters into forward exchange contracts and natural gas futures, swaps and option agreements to manage its exposure to exchange rate and commodity price fluctuations. These activities have been designated as hedging activities by the Company.

     Gains or losses on foreign currency exchange contracts are recognized monthly and are included in other income.

     Gains or losses resulting from changes in the fair value of natural gas hedging transactions which have not yet been settled are not recognized, as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales.

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

3. CHANGE IN ACCOUNTING POLICY

     The Company has adopted the provisions of section 3461 of the Canadian Institute of Chartered Accountants Handbook "Employee Future Benefits". Under this accounting policy, the cost of post-retirement/post-employment benefits is recognized over the periods in which employees render services to the Company in return for such benefits. The effect of this change on prior period financial statements and current period results is not significant.

Notes to the consolidated financial statements in millions of US dollars

4. ACQUISITION OF ALBRIGHT & WILSON COMPANY

     On March 23, 2000, the Company acquired the remaining 50 percent partnership interest in Albright & Wilson Company ("A&W"). A&W is an industrial phosphoric acid manufacturer with plants in Aurora, North Carolina and Cincinnati, Ohio. Concurrent with the completion of the acquisition, the name A&W was changed to PCS Purified Phosphates.

     The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of PCS Purified Phosphates have been included in the consolidated financial statements from March 24, 2000.

Net assets acquired were:

Working capital                    $   2.4
Property, plant and equipment         26.8
Other assets                           2.8
                                   -------
Net assets acquired                $  32.0
                                   -------

     The following unaudited pro forma financial information presents the combined results of operations of the Company and PCS Purified Phosphates as if the acquisition had occurred at the beginning of the years presented. There were no significant pro forma adjustments.

     The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the future results of operations of the combined company or the results of operations that would have actually occurred had the acquisition been in effect for the years presented.

                                    2000         1999
                                 ----------   ----------
                                  (unaudited pro forma)
Net sales                        $ 2,246.0    $ 2,114.1
Operating income (loss)              330.3       (340.5)
Net income (loss)                    200.5       (403.7)
Net income (loss) per share      $    3.83   $    (7.44)

5.   ACCOUNTS RECEIVABLE

                                            2000        1999
                                          --------    --------
Trade accounts - Canpotex                 $   31.4    $   37.6
               - Other                       268.8       215.0
Non-trade accounts                            34.1        23.7
                                          --------    --------
                                             334.3       276.3
Less allowance for doubtful accounts           7.7         7.0
                                          --------    --------
                                          $  326.6    $  269.3
                                          --------    --------

6.   INVENTORIES

                              2000        1999
                            --------    --------
Finished product            $  176.6    $  165.3
Materials and supplies         114.5       110.6
Raw materials                   16.9        53.3
Work in process                 98.2        48.0
                            --------    --------
                            $  406.2    $  377.2
                            --------    --------

7.   PROPERTY, PLANT AND EQUIPMENT

                                                  2000
                                 -------------------------------------
                                              ACCUMULATED
                                            DEPRECIATION AND  NET BOOK
                                    COST      AMORTIZATION     VALUE
                                 ---------    ------------   ---------
Land and improvements            $   221.7     $    30.2     $   191.5
Buildings and improvements           448.8         139.4         309.4
Machinery and equipment            3,219.4         896.0       2,323.4
Mine development costs               132.0          46.2          85.8
                                 ---------     ---------     ---------
                                 $ 4,021.9     $ 1,111.8     $ 2,910.1
                                 ---------     ---------     ---------

                                                 1999
                                 -------------------------------------
                                              ACCUMULATED
                                            DEPRECIATION AND  NET BOOK
                                    COST      AMORTIZATION     VALUE
                                 ---------    ------------   ---------
Land and improvements            $   213.4     $    26.2     $   187.2
Buildings and improvements           446.9         127.5         319.4
Machinery and equipment            3,035.8         754.1       2,281.7
Mine development costs               132.0          43.2          88.8
                                 ---------     ---------     ---------
                                 $ 3,828.1     $   951.0     $ 2,877.1
                                 ---------     ---------     ---------

     Depreciation and amortization of property, plant and equipment included in Cost of Goods Sold and in Selling and Administrative was $170.6 (1999 - $161.1; 1998 - $154.2).

8.   GOODWILL

                                2000        1999
                              --------    --------
Cost                          $  110.7    $  110.7
Accumulated amortization           4.3         1.3
                              --------    --------
                              $  106.4    $  109.4
                              --------    --------

     Amortization of goodwill included in Selling and Administrative was $3.0 (1999 - $11.7; 1998 - $14.7).

9.   OTHER ASSETS

                                          2000        1999
                                        --------    --------
Deferred charges - net of
 accumulated amortization               $   90.2    $   49.7
Prepaid pension costs                       26.5        14.4
Land held for sale                           3.5         3.5
Investments, at equity                      20.7        21.9
Investment, at cost                         92.8        92.8
Rotational plant maintenance costs
- net of accumulated amortization           18.3        16.1
Other                                        5.5         5.7
                                        --------    --------
                                        $  257.5    $  204.1
                                        --------    --------

     Amortization of deferred charges and rotational plant maintenance costs included in Cost of Goods Sold and in Selling and Administrative was $13.4 (1999
- $18.3; 1998 - $22.0).

10.  SHORT-TERM DEBT

     Short-term debt was $488.8 at December 31, 2000 (1999 - $474.5). The weighted average interest rate on this debt was 6.98% (1999 - 6.02%). The Company had available lines of credit for short-term financing (net of letters of credit of $27.4) in the amount of $190.0 at December 31, 2000 (1999 - $195.7). The lines of credit are unsecured. In addition, the Company is authorized to borrow a further $111.2 under the commercial paper program.

11.  ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                 2000        1999
                               --------    --------
Trade accounts                 $  268.9    $  231.8
Cash margins collected            105.9          --
Accrued reclamation                22.3        22.7
Accrued interest                    5.7         5.4
Accrued payroll                     8.6        11.9
Accrued integration                40.0        40.5
Accrued plant closure and
office consolidation               26.0        20.6
Income taxes                       35.6         2.5
Dividends                          12.9        13.7
                               --------    --------
                               $  525.9    $  349.1
                               --------    --------

Notes to the consolidated financial statements in millions of US dollars

     During the year, the Company paid severance, relocation and other related costs in the amount of $0.5 (1999 - $2.2), which were charged against accrued integration.

12.  LONG-TERM DEBT

                                                        2000             1999
                                                      ------           ------
Industrial Revenue and Pollution
  Control Obligations                                 $ 13.6           $ 43.3
  Adjustable Rate Industrial Revenue and
  Pollution Control Obligations with varying
  interest rates and with maturity dates
  ranging from 2003 to 2005. No sinking
  fund requirements prior to maturity. The
  Adjustable Rate Industrial Revenue and
  Pollution Control Obligations bear interest
  at 5.08%. These loans are secured by
  bank letters of credit.
Notes Payable                                          400.0            400.0
  7.125% notes payable June 15, 2007.
  No sinking fund requirements prior to
  maturity. These notes were issued under
  a shelf registration statement covering
  up to $1,000 of debt securities.
  The notes are unsecured.
Other                                                    5.8              1.1
                                                      ------           ------
                                                       419.4            444.4
Less current maturities                                  5.7              7.4
                                                      ------           ------
                                                      $413.7           $437.0
                                                      ------           ------

     The fair values of all long-term obligations (except the Notes Payable whose approximate fair value at December 31, 2000 was $385.2) are approximated by their face values.

     Long-term debt at December 31, 2000 will mature as follows:

     2001                           $  5.7
     2002                              0.3
     2003                              2.7
     2004                              0.3
     2005                              9.3
     Subsequent years                401.1
                                    ------
                                    $419.4
                                    ------

13.  COMMITMENTS

LEASE COMMITMENTS

     The Company has long-term lease agreements for buildings, port facilities, certain ammonia plants in Trinidad, equipment, ocean-going transportation vessels and rail cars, the latest of which expires in 2020 (excluding mineral leases).

     The Company has lease agreements with unaffiliated entities with respect to two ammonia plants constructed in Trinidad. The minimum annual lease payments under these agreements are approximately $27.0. The initial terms of the leases expire in March 2003 and are renewable for additional five-year terms subject to certain conditions. If the leases are not renewed or are otherwise terminated, the Company may be required to make residual termination payments of approximately 85% of the estimated $384.0 costs of construction. The Company has an option to purchase the plants, subject to certain conditions, during the terms of the leases for prices approximating their fair market values at the date of exercise.

     Future minimum lease payments under these operating leases will be approximately as follows:

      2001                                 $ 71.7
      2002                                   68.8
      2003                                   40.1
      2004                                   27.6
      2005                                   31.4
      Subsequent years                      168.1

     Rental expense for operating leases for the years ended December 31, 2000, 1999 and 1998 was $86.4, $94.1 and $86.6, respectively.

OTHER COMMITMENTS

     The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 2008 in the amount of approximately $85.6, of which approximately $18.6 relates to 2001.

     The Company's Trinidad subsidiaries have entered into long-term natural gas contracts with a gas company in Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities.

14.  POST-RETIREMENT/POST-EMPLOYMENT BENEFITS

CANADA

     Substantially all employees of the Company are participants in either a defined contribution or a defined benefit pension plan. The Company's obligations under the defined contribution plans are limited to making regular payments to the plan to match contributions made by the employees for current services (to a maximum of 5.5 percent of salary).

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

Notes to the consolidated financial statements in millions of US dollars

ALL PENSION PLANS

     The components of net pension expense for the Company's pension plans, computed actuarially, were as follows:

                                      2000        1999        1998
                                    -------     -------     -------
Service cost for benefits
 earned during the year             $  12.0     $  13.7     $  11.7
Interest cost on projected
 benefit obligations                   25.7        23.3        22.0
Expected return on plan assets        (20.8)      (35.9)      (29.9)
Net amortization and deferral           1.3         2.5         1.7
                                    -------     -------     -------
Net pension expense                 $  18.2     $   3.6     $   5.5
                                    -------     -------     -------

     Significant actuarial assumptions used in calculating the net pension expense for the Company's funded plans were as follows:

                                          2000        1999        1998
                                          -----       -----       -----
Discount rate                             7.50%       7.75%       6.75%
Long-term rate of return on assets        9.00%       9.00%       9.00%
Rate of increase in
compensation levels                       5.00%       5.00%       5.00%

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

     The components of this expense, computed actuarially, were as follows:

                                            2000        1999        1998
                                           -----       -----       -----
Service cost for benefits
 earned during the year                    $ 3.3       $ 3.9       $ 2.9
Interest cost on projected
 benefit obligations                        10.2         9.3         8.0
                                           -----       -----       -----
Net post-retirement expense                $13.5       $13.2       $10.9
                                           -----       -----       -----

     The significant actuarial assumptions used in determining post-retirement benefit expense were as follows:

Discount rate                             7.50%      7.75%           6.80%
Health care cost trend rate               6.00%      6.00%          10.00%

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

                                            2000        1999        1998
                                           -----       -----        ----
Accumulated post-retirement
 benefit obligation                        $21.1       $15.5        $6.3
Aggregate of service and
 interest cost                               2.0         2.9         0.6


     If the health care cost trend rate was decreased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have decreased as follows:

                                            2000        1999          1998
                                           -----       -----        ----
Accumulated post-retirement
 benefit obligation                        $17.2       $19.4          $2.8
Aggregate of service and
 interest cost                               1.9         0.4           0.3

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

     The effect of these costs on income before income taxes and the recorded liability for these costs were not significant for any of the years presented.

     All of the Company's US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $4.8 and $3.5 for 2000 and 1999, respectively. All of the Company's Canadian salaried employees participate in the PCS Inc. Savings Plan which was effective January 1, 1999. The Company contributes 5 percent of salary to the plan and employees may make voluntary contributions. The Company's contributions in 2000 were $1.4 (1999 - $1.3).

     The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:

Notes to the consolidated financial statements in millions of US dollars

                                                                                                         POST-RETIREMENT/
                                                                                     PENSION             POST-EMPLOYMENT
                                                                            ---------------------     ---------------------
                                                                              2000         1999          2000        1999
                                                                            --------     --------     --------     --------
Change in Benefit Obligations
 Balance, beginning of year                                                 $  347.2     $  360.2     $  135.3     $  136.3
 Service cost                                                                   12.0         13.7          3.3          3.9
 Interest cost                                                                  25.7         23.3         10.2          9.3
 Participants' contributions                                                     0.3          0.4           --           --
 Actuarial (loss) gain                                                          (5.6)       (35.7)         5.6         (0.4)
 Amendments                                                                     15.0           --           --         (9.5)
 Benefits paid                                                                 (18.8)       (14.7)        (4.2)        (4.3)
                                                                            --------     --------     --------     --------
 Balance, end of year                                                          375.8        347.2        150.2        135.3
                                                                            --------     --------     --------     --------
Change in Plan Assets
 Fair value, beginning of year                                                 373.0        368.8           --           --
 Actual return on plan assets                                                   20.8         11.7           --           --
 Employer contributions                                                          3.9          8.4          4.2          3.6
 Participants' contributions                                                     0.3          0.4           --          0.7
 Valuation allowance                                                            (5.3)        (1.6)          --           --
 Benefits paid                                                                 (18.8)       (14.7)        (4.2)        (4.3)
                                                                            --------     --------     --------     --------
 Fair value, end of year                                                       373.9        373.0           --           --
                                                                            --------     --------     --------     --------
Funded Status                                                                   (1.9)        25.8       (150.2)      (135.3)
Unrecognized Net (Loss) Gain                                                      --        (26.1)         9.2          6.9
Unrecognized Prior Service Cost                                                   --          1.2         (5.7)       (10.2)
                                                                            --------     --------     --------     --------
(Accrued) Prepaid Benefit Cost                                                  (1.9)         0.9       (146.7)      (138.6)
Less current portion                                                              --           --           --          3.7
                                                                            --------     --------     --------     --------
(Accrued) Prepaid Post-retirement/Post-employment Benefits                  $   (1.9)    $    0.9     $ (146.7)    $ (134.9)
Amounts recognized in the statements of financial position consist of:
 Long-term liability                                                        $  (28.4)    $  (13.5)    $ (146.7)    $ (134.9)
 Prepaid pension costs                                                          26.5         14.4           --           --
                                                                            --------     --------     --------     --------
                                                                            $   (1.9)    $    0.9     $ (146.7)    $ (134.9)
                                                                            --------     --------     --------     --------

     The aggregate pension accumulated benefit obligations and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                             POST-RETIREMENT/
                                         PENSION             POST-EMPLOYMENT
                                    ------------------    --------------------
                                      2000      1999        2000        1999
                                    -------    -------    --------    --------
Accumulated benefit obligation      $  93.4    $  84.4    $  146.7    $  134.9
Fair value of plan assets           $  61.9    $  72.2          --          --

15. ENVIRONMENTAL COSTS

RECLAMATION AND RESTORATION COSTS

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 2000, the Company has accrued $27.3 (1999 - $28.5) for the Aurora, North Carolina facility, $54.9 (1999 - $55.8) for the White Springs, Florida facility, $nil (1999 - $27.4) for the Moab, Utah facility (which was sold during the year), $0.3 (1999 - $0.6) for various sulphur facilities, $18.6 (1999 - $18.4) for certain Florida Favorite Fertilizer facilities and $4.2 (1999
- $4.2) for the Cassidy Lake facility. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 2000 totalled $22.3 (1999 - $22.7). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in December 2000. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 2000, 1999 and 1998 were $59.9, $79.3 and $71.9 respectively. Of the 2000 amount, $55.2 (1999 - $70.3; 1998 - $63.0) was charged to operations, $2.7 (1999 - $3.1; 1998 - $4.1) was capitalized and $2.0 (1999 -
$5.9; 1998 - $4.8) was charged against accrued reclamation costs.

Notes to the consolidated financial statements in millions of US dollars

CAPPING OF BYPRODUCT GYPSUM STACKS

     Various jurisdictions have established programs that require companies to reduce the potential environmental impact associated with gypsum stacks. In Florida, the regulations implementing this legislation require companies to "cap" the gypsum stacks in order to reduce seepage into the groundwater, when such stacks reach their design capacity (for the Company, in approximately 35 years), or after March 25, 2001 if groundwater standards are not being met. At December 31, 2000, a balance of $35.4 (1999 - $35.4) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.

     In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stacks must comply with the laws in place at that time. Under Louisiana regulations, capping of gypsum stacks will be required when the stacks are no longer active.

OTHER ENVIRONMENTAL COSTS

     Other than reclamation, restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 2000. At December 31, 2000, environmental provisions recorded by the Company, other than those related to reclamation, restoration and gypsum stack capping, as discussed above, were approximately $0.9.

     The Company's estimated operating expenses, other than reclamation, restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $23.0 for the year ended December 31, 2000 (1999 - $20.2; 1998 - $20.5). In addition, capital expenditures for other environmental compliance were approximately $11.7 for the year ended December 31, 2000 (1999 - $5.1; 1998 - $9.9).

16. SHARE CAPITAL

AUTHORIZED:

     The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued:                                     2000              1999                 1998
                                       CONSIDERATION      CONSIDERATION        CONSIDERATION
                                       -------------      -------------        -------------
Issued, beginning of year                 $1,216.5           $1,227.6             $1,211.1
Shares issued under option                     7.0                1.4                 15.4
Shares issued for dividend
reinvestment plan                              0.8                1.8                  1.1
Shares repurchased                           (46.9)             (14.3)                  --
                                          --------           --------             --------
Issued, end of year                       $1,177.4           $1,216.5             $1,227.6
                                          --------           --------             --------


Issued:                             2000              1999              1998
                                 NUMBER OF          NUMBER OF         NUMBER OF
                                   COMMON            COMMON            COMMON
                                   SHARES            SHARES            SHARES
                                 ----------        -----------       -----------
Issued, beginning of year        53,694,209        54,243,795        53,896,186
Shares issued under option          202,000            46,450           332,800
Shares issued for dividend
reinvestment plan                    14,363            33,964            14,809
Shares repurchased               (2,070,000)         (630,000)               --
Issued, end of year              51,840,572        53,694,209        54,243,795
                                 ----------        ----------        ----------

STOCK OPTIONS

     The Company has two option plans. Under the Officers and Employees Plan, the Company may, after February 3, 1998, issue up to 6,926,125 common shares pursuant to the exercise of options. Under the Directors Plan, the Company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

     A summary of the status of the plans as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below:

NUMBER OF SHARES SUBJECT TO OPTION

                                        2000              1999            1998
                                      ---------        ---------        ---------
Outstanding,
 beginning of year                    3,745,975        2,947,075        2,461,125
Granted                                 929,400          857,100          824,000
Exercised                              (202,000)         (46,450)        (332,800)
Cancelled                              (237,100)         (11,750)          (5,250)
                                      ---------        ---------        ---------
Outstanding, end of year              4,236,275        3,745,975        2,947,075
                                      ---------        ---------        ---------

Weighted Average Exercise Price

                                        2000         1999             1998
                                       ------       ------           ------
Outstanding,
 beginning of year                     $64.72       $70.35           $68.11
Granted                                 61.27        43.69            67.88
Exercised                               34.72        30.34            47.45
Cancelled                               65.83        77.62            82.61
Outstanding, end of year                65.04        64.72            70.35

     The weighted-average grant-date fair value of options granted during the year was $20.0 (1999 - $11.6; 1998 - $18.7).

     The following table summarizes information about stock options outstanding at December 31, 2000:

Notes to the consolidated financial statements in millions of US dollars

                                                OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                              -----------------------------------------------------         ---------------------------------
RANGE OF EXERCISE                NUMBER       WEIGHTED AVERAGE     WEIGHTED AVERAGE                          WEIGHTED AVERAGE
PRICES                        OUTSTANDING      REMAINING LIFE       EXERCISE PRICE          NUMBER            EXERCISE PRICE
-----------------             -----------     ----------------     ----------------       ---------          ----------------
$12.00 to $18.38                  9,000            1 year               $18.38                9,000               $18.38
$20.00 to $25.38                 93,050            3 years               21.73               93,050                21.73
$32.25                          130,850            4 years               32.25              130,850                32.25
$43.69                          634,150            9 years               43.69              205,600                43.69
$61.27                          929,400           10 years               61.27                   --                   --
$67.88                          755,500            8 years               67.88              755,500                67.88
$70.38 to $74.75                886,575            6 years               72.43              886,575                72.43
$81.75 to $86.75                797,750            7 years               86.44              797,750                86.44

     The foregoing options have expiry dates ranging from November 5, 2001 to November 21, 2010.

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

SHARE REPURCHASE PLAN

     The Board of Directors of the Company approved an open market repurchase program with respect to the Company's common shares on November 3, 1999. Under this program, the Company has repurchased 2,700,000 of its outstanding common shares. The Company cancelled shares purchased under the program.

17.  CONTRIBUTED SURPLUS

     Contributed surplus has been charged with the excess of the cost of purchasing the common shares under the open market repurchase program over the stated value of the shares as follows:

                                                                                2000         1999        1998
                                                                               ------       ------      ------
Balance, beginning of year                                                     $321.5       $336.5      $336.5
Excess of cost of common shares repurchased over their stated value             (57.3)       (15.0)         --
                                                                               ------       ------      ------
Balance, end of year                                                           $264.2       $321.5      $336.5
                                                                               ------       ------      ------

18. SEGMENT INFORMATION

     The Company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, approximately 47 percent of nitrogen and 47 percent of phosphate net sales revenue is from non-fertilizer products. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment net sales are made under terms which approximate market value. Each of the phosphate and nitrogen business segments was acquired as a unit.

                                                                                            2000
                                                             ----------------------------------------------------------------------
                                                             POTASH        PHOSPHATE      NITROGEN      ALL OTHERS     CONSOLIDATED
                                                             -------       ---------      --------      ----------     ------------
Net sales - third party                                      $ 578.7        $ 782.5        $ 870.4        $    --        $2,231.6
Inter-segment net sales                                          8.4            7.9           60.1             --              --
Gross margin                                                   304.0           74.1          104.7             --           482.8
Other income                                                     3.2           17.6           11.6           24.1            56.5
Depreciation and amortization                                   40.9           68.1           66.1           11.9           187.0
Provision for plant closures and office consolidation             --           24.3             --             --            24.3
Operating income (loss)                                        224.7           47.9           93.0          (38.8)          326.8
Assets                                                       1,165.4        1,522.9        1,250.9          206.5         4,145.7
Expenditures for segment capital assets                         45.5          136.5           34.2           12.6           228.8

Notes to the consolidated financial statements in millions of US dollars

                                                                                            1999
                                                             ------------------------------------------------------------------
                                                              POTASH      PHOSPHATE     NITROGEN     ALL OTHERS    CONSOLIDATED
                                                             --------     ---------     ---------    ----------    ------------
Net sales - third party                                      $  563.3      $  843.8     $   654.0     $     --      $ 2,061.1
Inter-segment net sales                                           8.7           1.6          47.7           --             --
Gross margin                                                    301.9         127.8         (21.4)          --          408.3
Other income                                                      3.1           5.2          10.5          4.9           23.7
Depreciation and amortization                                    37.2          61.8          83.5          8.6          191.1
Provision for plant closures and office consolidation             1.3           8.2          55.5           --           65.0
Provision for asset impairment                                     --           7.6         519.0           --          526.6
Operating income (loss)                                         221.4         106.6        (615.9)       (65.1)        (353.0)
Assets                                                        1,036.9       1,388.5       1,324.5        166.9        3,916.8
Expenditures for segment capital assets                          78.0          41.7          40.6          5.7          166.0

                                                                                                1998
                                                             ------------------------------------------------------------------
                                                              POTASH      PHOSPHATE     NITROGEN     ALL OTHERS    CONSOLIDATED
                                                             --------     ---------     ---------    ----------    ------------
Net sales - third party                                      $  545.5     $ 1,011.0     $   751.3    $     --      $ 2,307.8
Inter-segment net sales                                          10.3           1.3          66.7          --             --
Gross margin                                                    316.3         228.2          64.8          --          609.3
Other income                                                      2.1           6.5          10.6         9.9           29.1
Depreciation and amortization                                    36.2          59.1          86.7         8.9          190.9
Operating income (loss)                                         231.3         225.7          42.5       (57.2)         442.3
Assets                                                        1,037.3       1,359.3       1,931.3       206.4        4,534.3
Expenditures for segment capital assets                          43.2          67.0          83.3        92.2          285.7

Financial information by geographic area is summarized in the following table:

                                                                       COUNTRY OF ORIGIN
                                                -------------------------------------------------------------------
                                                 CANADA     UNITED STATES   TRINIDAD        OTHER      CONSOLIDATED
                                                ---------   -------------   ---------     ----------   ------------
2000
Net sales to customers outside the Company
 Canada                                         $    28.0    $     52.9     $      --     $       --    $     80.9
 United States                                      209.4       1,195.2         133.9             --       1,538.5
 PhosChem                                              --         146.3            --             --         146.3
 Canpotex                                           268.9            --            --             --         268.9
 Other                                               72.4          53.3          58.9           12.4         197.0
                                                ---------    ----------     ---------     ----------    ----------
                                                $   578.7    $  1,447.7     $   192.8     $     12.4    $  2,231.6
                                                ---------    ----------     ---------     ----------    ----------
Operating income (loss)                         $   216.2    $     96.0     $    15.4     $     (0.8)   $    326.8
                                                ---------    ----------     ---------     ----------    ----------
Capital assets and goodwill                     $   794.4    $  1,862.6     $   294.3     $     83.5    $  3,034.8
                                                ---------    ----------     ---------     ----------    ----------

1999
Net sales to customers outside the Company
 Canada                                         $    21.4    $     29.3     $      --     $       --    $     50.7
 United States                                      209.7       1,080.7         122.1             --       1,412.5
 PhosChem                                              --         186.5            --             --         186.5
 Canpotex                                           254.7           --             --             --         254.7
 Other                                               71.2          39.2          46.3             --         156.7
                                                ---------    ----------     ---------     ----------    ----------
                                                $   557.0    $  1,335.7     $   168.4     $       --    $  2,061.1
                                                ---------    ----------     ---------     ----------    ----------
Operating income                                $   179.1    $   (511.9)    $   (20.2)    $       --    $   (353.0)
                                                ---------    ----------     ---------     ----------    ----------
Capital assets and goodwill                     $   796.6    $  1,871.7     $   301.7     $     32.5    $  3,002.5
                                                ---------    ----------     ---------     ----------    ----------

1998
Net sales to customers outside the Company
 Canada                                         $    21.9    $     29.8     $      --     $       --    $     51.7
 United States                                      200.0       1,279.6         110.1             --       1,589.7
 PhosChem                                              --         262.2            --             --         262.2
 Canpotex                                           252.5            --            --             --         252.5
 Other                                               65.4          35.2          51.1             --         151.7
                                                ---------    ----------     ---------     ----------    ----------
                                                $   539.8    $  1,606.8     $   161.2     $       --    $  2,307.8
                                                ---------    ----------     ---------     ----------    ----------
Operating income                                $   209.8    $    220.2     $    12.3     $       --    $    442.3
                                                ---------    ----------     ---------     ----------    ----------
Capital assets and goodwill                     $   823.8    $  2,448.6     $   316.0     $       --    $  3,588.4
                                                ---------    ----------     ---------     ----------    ----------

Notes to the consolidated financial statements in millions of US dollars

19. PROVINCIAL MINING AND OTHER TAXES

Provincial mining taxes and other taxes consist of:

                                                 2000        1999        1998
                                                -----       -----       -----
Potash Production Tax                           $55.6       $58.0       $61.6
Saskatchewan corporate capital taxes             21.6        19.1        18.5
                                                -----       -----       -----
                                                $77.2       $77.1       $80.1
                                                -----       -----       -----


20.  PROVISION FOR PLANT CLOSURES AND OFFICE CONSOLIDATION

2000

     On January 19, 2001, the Company announced it was suspending all DAP production at its White Springs, Florida operations, effective immediately, and that it permanently closed its Davenport, Iowa phosphate feed plant on January 15, 2001. The Company has recorded a provision of $24.3 for asset writedown, severance, inventory allowances, decommissioning and other expenses attributable to these actions.

1999

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

     The Company also consolidated its Raleigh, North Carolina and Memphis, Tennessee administrative offices with the Company's office in Northbrook, Illinois.

     All on-site inventory at Clinton and LaPlatte has been sold and the decommissioning of the ammonia storage tanks there has been completed. The Company has contracted out the demolition of the Clinton facility and demolition activity is in process. The Company is attempting to sell this property and therefore certain structures which add value to the site will not be demolished at this time. The Company has received an offer for the sale of the LaPlatte plant site. If this sale is completed, it is not expected that there will be any significant further environmental or decommissioning activities required relating to this site. If the sale is not completed, demolition is expected to start in the second quarter of 2001. There is one employee remaining at each site.

     The Company is currently in negotiations for the sale of the Saltville site. Dismantling procedures are now complete.

     The office consolidation is complete.

     Charges associated with these plant closures and office consolidation are as follows:

                                        BALANCE AT                                      RESERVE                    BALANCE AT
                                      DEC. 31, 1999   PROVISION       AMOUNT PAID       UTILIZED    ADJUSTMENTS   DEC. 31, 2000
                                      -------------   ---------       -----------       --------    -----------   -------------
PLANT CLOSURES
Severance                                $   2.7       $   9.0          $  (2.5)         $   --       $    --       $   9.2
Decommissioning                              0.3           4.6             (0.9)             --           0.3           4.3
Environmental remediation                    1.9            --             (1.4)             --            --           0.5
Contractual commitments                      6.5            --             (3.1)             --          (3.4)           --
Non-cash parts inventory writedown           8.2           1.4               --            (7.8)           --           1.8
Non-cash writedown of property,
plant and equipment                         27.1           9.3               --            (0.1)          0.3          36.6
                                         -------       -------          -------          ------       -------       -------
                                            46.7          24.3             (7.9)           (7.9)         (2.8)         52.4
OFFICE CONSOLIDATION

Severance                                    6.2            --             (5.2)             --            --           1.0
Contractual commitments                      3.0            --             (3.0)             --            --            --
                                         -------       -------          -------          ------       -------       -------
                                         $  55.9       $  24.3          $ (16.1)         $ (7.9)      $  (2.8)      $  53.4
                                         -------       -------          -------          ------       -------       -------

21.  PROVISION FOR ASSET IMPAIRMENT

1999

     Due to operating losses primarily caused by reduced product prices and increased gas costs relative to certain current and expected future competition, the Company assessed the recoverability of the tangible and intangible assets related to the nitrogen operations. The Company projected the undiscounted future net cash flows from use together with the residual value of these assets and determined that in certain cases they were less than the carrying amount. Third party forecasts of future nitrogen prices indicate that they would not reach the levels experienced in 1997 when the nitrogen operations were purchased. These circumstances were the primary cause of a permanent impairment in the value of certain nitrogen assets. Accordingly, the Company recorded a provision for asset impairment of $519.0, of which $438.5 relates to goodwill, $79.5 relates to property, plant and equipment at the Memphis, Tennessee plant and $1.0 relates to other assets. The provision for asset impairment for the nitrogen operations was calculated as the difference between the carrying amount and the undiscounted future net cash flows from use together with residual values. Estimates of such undiscounted future net cash flows from use together with residual values are subject to significant uncertainties and assumptions. Accordingly, actual results could vary significantly from such estimates.

     Due to a history of operating losses and a projection of continuing operating losses, the Company assessed the recoverability of the tangible and intangible assets related to the Florida Favorite Fertilizer ("FFF") operations. The Company estimated the undiscounted future net cash flows from use together with the residual value of these assets and determined that in certain cases they were less than the carrying amount. Accordingly,

Notes to the consolidated financial statements in millions of US dollars the Company recorded a provision for asset impairment of $7.6, of which $6.4 relates to property, plant and equipment primarily at the Lakeland, Florida and Moultrie, Georgia locations and $1.2 relates to intangibles. The provision for asset impairment for the FFF operations was calculated as the difference between third party sales offers and the carrying amount of the various properties. This provision relates to the phosphate business segment.

     These writedowns will result in a reduction of amortization expense of approximately $11.7 and a reduction of depreciation expense of approximately $4.9 on an annualized basis.

22.  INTEREST EXPENSE

                                   2000        1999        1998
                                  ------      ------      ------
Interest on
 Short-term debt                  $ 29.7      $  8.1      $  2.9
 Long-term debt                     31.9        43.4        60.9
                                  ------      ------      ------
                                  $ 61.6      $ 51.5      $ 63.8
                                  ------      ------      ------

23.  INCOME TAXES

     As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income (loss) before income taxes as follows:

                                                 2000        1999        1998
                                             ---------    ---------    ---------
Income (loss) before income taxes
Canada                                       $   155.4    $   126.2    $   122.5
United States                                     95.0       (509.0)       243.3
Trinidad                                          15.4        (21.7)        12.7
Other                                             (0.6)          --           --
                                             ---------    ---------    ---------
                                             $   265.2    $  (404.5)   $   378.5
                                             ---------    ---------    ---------
Federal and Provincial
 Statutory tax rates                             46.12%       46.12%       46.12%
                                             ---------    ---------    ---------
Tax at statutory rates                       $   122.3    $  (186.6)   $   174.6
Adjusted for the effect of:
 Net non-deductible provincial
  taxes and royalties and
  resource allowances                             16.4         20.6         19.3
 Additional tax deductions                       (43.2)       (43.6)       (63.3)
 Difference between Canadian
  rate and rates applicable to
  subsidiaries in other countries                 (5.2)         5.2        (14.1)
 Goodwill impairment                                --        207.7           --
 Other                                           (23.1)         4.2          1.0
                                             ---------    ---------    ---------
Income tax expense                           $    67.2    $     7.5    $   117.5
                                             ---------    ---------    ---------

     Details of income tax expense are as follows:

Canada
 Current                                $  23.2       $   9.4       $    2.4
 Future                                    30.2          68.4           75.4
United States - Federal
 Current                                     --           3.4            6.2
 Future                                     7.4         (70.8)          10.7
United States - State
 Current                                    7.1           1.1            5.0
 Future                                     1.5           2.7           14.6
Trinidad
 Current                                    2.3           0.8            5.8
 Future                                    (4.5)         (7.5)          (2.6)
                                        -------       -------       --------
Income tax expense                      $  67.2       $   7.5       $  117.5
                                        -------       -------       --------

     The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

                                                        2000         1999
                                                     --------      --------
Future income tax assets:
 Loss and credit carryforwards                       $  263.8      $  246.4
 Post-retirement/post-employment benefits                58.7          50.6
 Accrued reclamation costs                               29.1          40.3
 Other                                                    5.2           2.8
                                                     --------      --------
Total future income tax assets                          356.8         340.1
                                                     --------      --------
Future income tax liabilities:
 Basis difference in fixed assets                       751.2         724.5
 Other                                                   40.7          25.0
                                                     --------      --------
Total future income tax liabilities                     791.9         749.5
                                                     --------      --------
Net future income tax liability                      $  435.1      $  409.4
                                                     --------      --------

     At December 31, 2000, the Company has income tax losses carried forward of approximately $686.0 which will begin to expire in 2010. The benefit relating to these loss carryforwards has been recognized by reducing future income tax liabilities. In addition, the Company has alternative minimum tax credits of approximately $18.0 which carry forward indefinitely.

24. NET INCOME (LOSS) PER SHARE

     Net income (loss) per share was calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 2000 of 52,410,000 (1999 - 54,230,000; 1998 - 54,177,000). Fully diluted net income (loss) per share for the year ended December 31, 2000 was $3.74, (1999 - $(7.60); 1998 - $4.77).

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

     At December 31, 2000, the Company had commitments in the form of foreign exchange contracts to sell US dollars in the amount of $18.0 (1999 - $36.0).

     The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

     In addition to physical spot and term purchases, the Company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen plants. Under these arrangements, the Company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The Company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. Cash margin requirements which have been collected as at December 31, 2000 totalled $105.9 (1999 - $4.4 was advanced and included in inventory) and are included in accounts payable.

Notes to the consolidated financial statements in millions of US dollars

     As at December 31, 2000, the Company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 6.1 million Btus of natural gas with maturities in 2001 through 2002. The swaps represented a notional amount of 90.4 million Btus with maturities in 2001 through 2005. As at December 31, 2000, net gains arising from settled hedging transactions, which are included as a component of finished goods inventory, were $11.5 (1999 - $nil).

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.

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

     The carrying amount of the Company's cash and cash equivalents, accounts receivable, short-term debt and accounts payable and accrued charges approximates fair values because of short-term maturities. The carrying amount of the Company's long-term debt (except the Notes Payable whose approximate fair value at December 31, 2000 was $385.2) approximates estimated fair value.

27. CONTINGENCIES

     PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2000.

     In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

     In 1997, five former officers of Arcadian Corporation filed lawsuits against PCS. The complaints allege that PCS breached employment agreements between Arcadian and the officers and breached the related assumption agreement among PCS, PCS Nitrogen and Arcadian. Two of the claims were settled in January 1999. On December 1, 1998, the court entered judgments in the amount of $18.5 (plus additional amounts to offset the effect of excise taxes) with respect to three of the claims. The Company appealed these judgments. On February 2, 2001, the Appellate Court substantially affirmed the judgments and remanded the case for further proceedings, which are expected to result in a reduction of the judgments by approximately $1.0 million. Management of the Company believes that the lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

     On May 11 and 12, 1999, representatives of the United States Environmental Protection Agency ("EPA"), Federal Bureau of Investigation and other state and local agencies executed a search warrant on the Company's Geismar facility in connection with a grand jury investigation. The grand jury investigation is continuing. The Company cannot predict at this time what may result from the government investigation, or whether any such result would have a material adverse effect on the Company.

     In 1999, pursuant to an Administrative Order by Consent, PCS Joint Venture submitted to the EPA Phase I of a work plan to conduct a Remedial Investigation and Feasibility Study ("RI/FS") of certain releases to the soil and groundwater of the PCS Joint Venture facility in Lakeland, Florida and other area properties (collectively, "the site"). The Florida Department of Environmental Protection ("FDEP") had also commenced an investigation and filed a lawsuit against PCS Joint Venture and a number of other defendants regarding the site, but this action has been relatively inactive since EPA became involved. In 2000, PCS Joint Venture and another party completed an interim removal action in which contaminated soils at the site were excavated. PCS Joint Venture continued to assess and evaluate the nature and extent of the impacts at the site. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed nor to what extent costs incurred may be recoverable from third parties.

     Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company's financial condition or results of operations.

28. RELATED PARTY TRANSACTIONS

     The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2000 were $268.9 (1999 - $254.7; 1998 - $252.5).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

Notes to the consolidated financial statements in millions of US dollars

29. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

                                                          FIRST QUARTER   SECOND QUARTER    THIRD QUARTER    FOURTH QUARTER
                                                          -------------   --------------    -------------    --------------
2000
Net sales                                                   $  590.6         $  560.8         $  542.7          $  537.5
                                                            --------         --------         --------          --------
Gross Margin                                                $  133.7         $  122.4         $  120.6          $  106.1
                                                            --------         --------         --------          --------
Operating Income                                            $  106.6         $   97.2         $   80.1          $   42.9
                                                            --------         --------         --------          --------
Net Income                                                  $   71.6         $   60.1         $   46.4          $   19.9
                                                            --------         --------         --------          --------
Net Income per Share                                        $   1.34         $   1.15         $   0.89          $   0.39
                                                            --------         --------         --------          --------

1999
Net sales                                                   $  549.3         $  564.5         $  453.6          $  493.7
                                                            --------         --------         --------          --------
Gross Margin                                                $  122.0         $  140.7         $   66.3          $   79.3
                                                            --------         --------         --------          --------
Provision for plant closures and office consolidation       $     --         $     --         $   55.4          $    9.6
                                                            --------         --------         --------          --------
Provision for asset impairment                              $     --         $     --         $  525.1          $    1.5
                                                            --------         --------         --------          --------
Operating Income (Loss)                                     $   74.0         $   96.3         $ (552.0)         $   28.7
                                                            --------         --------         --------          --------
Net Income (Loss)                                           $   39.5         $   61.8         $ (524.2)         $   10.9
                                                            --------         --------         --------          --------
Net Income per Share (Loss)                                 $   0.73         $   1.14         $  (9.66)         $   0.20
                                                            --------         --------         --------          --------

     Net Income (Loss) per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

30. COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     A description of certain significant differences between Canadian GAAP and US GAAP follows:

     MARKETABLE SECURITIES: The Company's investment in Israel Chemicals Ltd. ("ICL") is stated at cost. US GAAP would require that this investment be classified as available-for-sale and be stated at market value.

     PROPERTY, PLANT AND EQUIPMENT AND GOODWILL: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP as provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of assets, whereas under US GAAP they were measured based on fair value, which was lower than the undiscounted cash flow from use together with the residual value of the assets.

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

     The provision for plant closures under Canadian GAAP also includes severance expense, which was accrued when management having the appropriate authority approved the plan. US GAAP would require that severance not be accrued until the plan was announced to the employees.

     DEPRECIATION AND AMORTIZATION: Depreciation and amortization under Canadian GAAP is higher than under US GAAP as the net book values of property, plant and equipment and goodwill under Canadian GAAP are higher than under US GAAP.

     STOCK-BASED COMPENSATION: In 1995, the Financial Accounting Standards Board issued SFAS No.123 "Accounting for Stock-Based Compensation". The Company has decided to continue to apply APB Opinion 25 ("APB 25") for measurement of compensation of employees.

     THE APPLICATION OF US GAAP, AS DESCRIBED ABOVE, WOULD HAVE HAD THE FOLLOWING APPROXIMATE EFFECTS ON NET INCOME (LOSS), NET INCOME (LOSS) PER SHARE, TOTAL ASSETS AND SHAREHOLDERS' EQUITY:

Notes to the consolidated financial statements in millions of US dollars

                                                                      2000              1999              1998
                                                                --------------    --------------    --------------
Net income (loss) as reported - Canadian GAAP                   $        198.0    $       (412.0)   $        261.0
Items increasing (decreasing) reported net income (loss)
 Provision for plant closures                                              9.0                --                --
 Provision for asset impairment                                             --            (218.0)               --
 Pre-operating costs                                                     (19.3)             (4.6)               --
 Depreciation and amortization                                             9.8                --                --
 Future income taxes                                                       0.3              52.0                --
                                                                --------------    --------------    --------------
Approximate net income (loss) - US GAAP                         $        197.8    $       (582.6)   $       261.0
                                                                --------------    --------------    --------------
Weighted average shares outstanding - US GAAP                       52,410,000        54,230,000        54,177,000
                                                                --------------    --------------    --------------
Approximate net income (loss) per share - US GAAP               $         3.77    $       (10.74)   $         4.82
                                                                --------------    --------------    --------------

Total assets as reported - Canadian GAAP                        $      4,145.7    $      3,916.8    $      4,534.3
Items increasing (decreasing) reported total assets
 Available-for-sale security (unrealized holding gain)                    41.7              26.2              14.9
 Property, plant and equipment                                          (160.2)           (168.6)               --
 Pre-operating costs                                                     (23.9)             (4.6)               --
 Goodwill                                                                (48.0)            (49.3)               --
                                                                --------------    --------------    --------------
Approximate total assets - US GAAP                              $      3,955.3    $      3,720.5    $      4,549.2
                                                                --------------    --------------    --------------

Total shareholders' equity as reported - Canadian GAAP          $      2,012.1    $      1,962.4    $      2,453.8
Items increasing (decreasing) reported shareholders' equity
Other comprehensive income, net of tax                                    28.1              16.9               8.9
 Provision for plant closures                                              9.0                --                --
 Provision for asset impairment                                         (218.0)           (218.0)               --
 Depreciation and amortization                                             9.8                --                --
 Pre-operating costs                                                     (23.9)             (4.6)               --
 Future income taxes                                                      52.3              52.0                --
                                                                --------------    --------------    --------------
Approximate shareholders' equity - US GAAP                      $      1,869.4    $      1,808.7    $      2,462.7
                                                                --------------    --------------    --------------

SUPPLEMENTAL US GAAP DISCLOSURE

AVAILABLE-FOR-SALE SECURITY

     The Company's investment in ICL is classified as available-for-sale. The fair market value of this investment at December 31, 2000 was $134.5 and the unrealized holding gain was $41.7.

NEW ACCOUNTING PRONOUNCEMENTS

     During 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement No.133)". The impact of the adoption of SFAS No.133 on the Company's Consolidated Statements of Income and Retained Earnings should not be significant as the Company has designated all of its hedges as cash flow hedges and historical data have shown that the prior hedges have been highly effective. The effect of SFAS No.133 on the Consolidated Statements of Financial Position will likely be significant. Current assets and comprehensive income are likely to increase or decrease significantly as the Company records the change in fair value of its hedges. Whether this fair value will increase or decrease will depend on which way the price of natural gas moves. SFAS No.133 will have no effect on the Consolidated Statements of Cash Flow. The Company expects that at January 1, 2001 (when the price of natural gas was at near-record highs), it will record a cumulative transition adjustment to Other Comprehensive Income of $218.4 million for derivatives designated in cash flow-type hedges prior to adopting SFAS No.133. The spot price of natural gas has fallen significantly since that time.

STOCK COMPENSATION PLANS

     The Company has two stock-based compensation plans which are described in
Note 16. The Company applies APB 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No.123, the Company's net income (loss) and net income (loss) per share for the years ending December 31, 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below:

                                                  2000                            1999                           1998
                                       -------------------------      --------------------------      --------------------------
                                       AS REPORTED     PRO FORMA      AS REPORTED      PRO FORMA      AS REPORTED      PRO FORMA
                                       -----------     ---------      -----------      ---------      -----------      ---------
Net income (loss)                        $197.8         $184.6          $(582.6)        $(602.5)         $261.0          $239.7
Net income (loss) per share              $ 3.77         $ 3.52          $(10.74)        $(11.11)         $ 4.82          $ 4.42

Notes to the consolidated financial statements in millions of US dollars

In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions:

                                          2000       1999         1998
                                        -------    -------     --------
Expected dividend                         $1.00      $0.99        $0.92
Expected volatility                         31%        28%          30%
Risk-free interest rate                   5.76%      6.03%        4.83%
Expected life of option                 8 YEARS    8 years     10 years
Expected forfeitures                        10%        10%          26%


     The following supplemental schedules present the Consolidated Financial Position, Income and Retained Earnings, Cash Flow and Comprehensive Income in accordance with US GAAP as adjusted for the GAAP differences described in this note.

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31

                                                           2000         1999
                                                       ----------    ----------
ASSETS
Current Assets
 Cash and cash equivalents                             $    100.0    $     44.0
 Accounts receivable                                        326.6         269.3
 Inventories                                                406.2         377.2
 Prepaid expenses                                            38.9          35.7
                                                       ----------    ----------
                                                            871.7         726.2
Property, plant and equipment                             2,749.9       2,708.5
Goodwill                                                     58.4          60.1
Other assets                                                275.3         225.7
                                                       ----------    ----------
                                                       $  3,955.3    $  3,720.5
                                                       ----------    ----------
LIABILITIES
Current Liabilities

 Short-term debt                                       $    488.8    $    474.5
 Accounts payable and accrued charges                       516.8         349.1
 Current portion of long-term debt                            5.7           7.4
                                                       ----------    ----------
                                                          1,011.3         831.0
Long-term debt                                              413.7         437.0
Future income tax liability                                 396.5         366.8
Accrued post-retirement/post-employment benefits            175.1         148.4
Accrued reclamation costs                                    83.0         112.2
Other non-current liabilities and deferred credits            6.3          16.4
                                                       ----------    ----------
                                                          2,085.9       1,911.8
                                                       ----------    ----------
SHAREHOLDERS' EQUITY

Share Capital                                             1,177.4       1,216.5
Contributed Surplus                                         264.2         321.5
Retained Earnings                                           420.6         274.7
Foreign Currency Translation Adjustment                     (20.9)        (20.9)
Other Comprehensive Income                                   28.1          16.9
                                                       ----------    ----------
                                                          1,869.4       1,808.7
                                                       ----------    ----------
                                                       $  3,955.3    $  3,720.5
                                                       ----------    ----------

Notes to the consolidated financial statements in millions of US dollars

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED INCOME AND RETAINED EARNINGS For the Years Ended December 31

                                                             2000         1999        1998
                                                          ---------    ---------    ---------
Net sales                                                 $ 2,541.0    $ 2,350.1    $ 2,601.7
Cost of goods sold                                          1,981.4      1,869.7      1,914.8
                                                          ---------    ---------    ---------
GROSS MARGIN                                                  559.6        480.4        686.9
                                                          ---------    ---------    ---------
Selling, distribution and administrative                      198.7        201.2        193.6
Provincial mining and other taxes                              77.2         77.1         80.1
Provision for plant closures and office consolidation          13.9         56.7           --
Provision for asset impairment                                   --        744.6           --
Other income                                                  (56.5)       (23.7)       (29.1)
                                                          ---------    ---------    ---------
                                                              233.3      1,055.9        244.6
                                                          ---------    ---------    ---------
OPERATING INCOME (LOSS)                                       326.3       (575.5)       442.3
INTEREST EXPENSE                                               61.6         51.5         63.8
                                                          ---------    ---------    ---------
INCOME (LOSS) BEFORE INCOME TAXES                             264.7       (627.0)       378.5
INCOME TAXES (RECOVERY)                                        66.9        (44.4)       117.5
                                                          ---------    ---------    ---------
NET INCOME (LOSS)                                             197.8       (582.6)       261.0
RETAINED EARNINGS, BEGINNING OF YEAR                          274.7        910.6        701.3
DIVIDENDS                                                     (51.9)       (53.3)       (51.7)
                                                          ---------    ---------    ---------
RETAINED EARNINGS, END OF YEAR                            $   420.6    $   274.7    $   910.6
                                                          ---------    ---------    ---------
NET INCOME (LOSS) PER SHARE - BASIC                       $    3.77    $  (10.74)   $    4.82
                                                          ---------    ---------    ---------
NET INCOME (LOSS) PER SHARE - FULLY DILUTED               $    3.77    $  (10.74)   $    4.80
                                                          ---------    ---------    ---------
DIVIDENDS PER SHARE                                       $    0.99    $    0.99    $    0.96
                                                          ---------    ---------    ---------

Notes to the consolidated financial statements in millions of US dollars

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the Years Ended December 31

                                                                       2000         1999         1998
                                                                     -------      -------      -------
OPERATING ACTIVITIES
Net income (loss)                                                    $ 197.8      $(582.6)     $ 261.0
Items not affecting cash
 Depreciation and amortization                                         177.2        191.1        190.9
 Loss (gain) on disposal of assets                                     (17.9)         0.5         (0.1)
 Provision for plant closures and office consolidation                  10.7         37.1           --
 Provision for asset impairment                                           --        744.6           --
 Provision for future income tax                                        34.2        (59.2)        97.2
 Provision for post-retirement/post-employment benefits                 10.9          7.4          6.8
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
 Accounts receivable                                                   (52.2)        33.8         48.8
 Inventories                                                           (27.4)       (16.1)        (7.9)
 Prepaid expenses                                                       (3.1)         3.2        (16.6)
 Accounts payable and accrued charges                                  128.4         (5.0)         1.3
 Current income taxes                                                   15.1          8.1         (3.8)
Accrued reclamation costs                                               (2.4)       (20.7)        (7.4)
Other non-current liabilities and deferred credits                     (10.3)        (3.2)         7.8
                                                                     -------      -------      -------
CASH PROVIDED BY OPERATING ACTIVITIES                                  461.0        339.0        578.0
                                                                     -------      -------      -------
INVESTING ACTIVITIES
Additions to property, plant and equipment                            (185.6)      (118.8)      (190.2)
Acquisition of Minera Yolanda S.C.M. (Note 4)                             --        (36.9)          --
Acquisition of Albright & Wilson Company                               (32.0)          --           --
Proceeds from disposal of assets                                         8.6          1.9         31.9
Additions to other assets                                              (37.0)       (19.3)       (85.0)
                                                                     -------      -------      -------
CASH USED IN INVESTING ACTIVITIES                                     (246.0)      (173.1)      (243.3)
                                                                     -------      -------      -------
FINANCING ACTIVITIES
Proceeds from long-term obligations                                     11.1           --        143.0
Repayment of long-term obligations                                     (36.1)      (490.1)      (376.3)
Proceeds from short-term debt                                          169.5        379.6        215.0
Repayment of short-term debt                                          (155.2)          --       (222.0)
Dividends                                                              (51.9)       (53.3)       (51.7)
Repurchase of shares                                                  (104.2)       (29.3)          --
Issuance of shares                                                       7.8          3.2         16.5
                                                                     -------      -------      -------
CASH USED IN FINANCING ACTIVITIES                                     (159.0)      (189.9)      (275.5)
                                                                     -------      -------      -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        56.0        (24.0)        59.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            44.0         68.0          8.8
                                                                     -------      -------      -------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $ 100.0      $  44.0      $  68.0
                                                                     -------      -------      -------

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME
For the Years Ended December 31

                                                                      2000         1999         1998
                                                                     -------      -------      -------
Net income (loss)                                                    $ 197.8      $(582.6)     $ 261.0
Other comprehensive income
 Change in unrealized holding gain on available-for-sale security       15.5         11.3         14.9
 Future income tax expense related to other comprehensive income        (4.2)        (3.4)        (6.0)
                                                                     -------      -------      -------
Other comprehensive income, net of tax                                  11.3          7.9          8.9
                                                                     -------      -------      -------
Comprehensive income (loss)                                          $ 209.1      $(574.7)     $ 269.9
                                                                     -------      -------      -------

Shareholder information

ANNUAL MEETING

The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 10, 2001 in the Adam Ballroom, Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan.

It will be carried live on the Company's web site, www.potashcorp.com.

Holders of common shares as of March 22, 2001 are entitled to vote at the meeting and are encouraged to participate.

DIVIDEND REINVESTMENT POLICY

Registered shareholders can have dividends reinvested in newly-issued common shares of PCS at prevailing market rates.

INFORMATION FOR SHAREHOLDERS OUTSIDE CANADA

Dividends paid to residents in countries with which Canada has bilateral tax treaties are generally subject to the 15 percent Canadian non-resident withholding tax. There is no Canadian tax on gains from the sale of shares or debt instruments owned by non-residents not carrying on business in Canada. No government in Canada levies estate taxes or succession duties.

INVESTOR INQUIRIES

Betty-Ann Heggie, Senior Vice President,
Corporate Relations
Toll-free lines: Canada: (800) 667-0403
                 US:     (800) 667-3930
e-mail:
corporate.relations@potashcorp.com

WEB SITE: www.potashcorp.com

INTERIM REPORTS, NEWS RELEASES AND FORM 10-K

Non-registered shareholders who wish to receive quarterly reports should contact the Corporate Relations department. News releases are available via fax and e-mail.

Copies of the Company's most recent Form 10-K are available upon request or on its web site.

SHARES LISTED

Toronto Stock Exchange
New York Stock Exchange

OWNERSHIP

On February 26, 2001, there were 2,385 holders of record of the Company's common shares.

COMMON SHARE TRANSFER AGENT
In Canada:
CIBC Mellon Trust Company
Suite 750 - One Lombard Place
Winnipeg, Manitoba  R3B 0X3
Phone: (204) 987-2490
       (800) 387-0825
WEB SITE: www.cibcmellon.com

IN THE UNITED STATES:
Mellon Investor Services, L.L.C.
85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey  07660
Phone: (800) 526-0801
WEB SITE: www.chasemellon.com

Inquiries about shareholdings, share transfer requirements, direct deposit of dividends, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust or to the Corporate Secretary, PCS, Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3.

[2000 PCS Share Price - NYSE Chart]


Common Share Prices and Volumes

The adjacent table sets forth the high and low prices, as well as the volumes, of the Company's common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSE 60 index and the TSE 100.

                              Toronto Stock Exchange(1)            New York Stock Exchange
                           -------------------------------     -------------------------------
                             High      Low        Volume        High      Low         Volume
                           -------   -------    ----------     ------    ------     ----------
2000
First Quarter               87.450    61.000     8,375,483     59.688    42.000     10,064,200
Second Quarter              89.900    70.000     8,665,148     60.062    48.250     13,076,400
Third Quarter               84.000    72.500     5,966,751     57.000    48.750      7,960,100
Fourth Quarter             120.400    72.500    11,509,256     80.125    48.000     11,572,100
                           -------   -------    ----------     ------    ------     ----------
YEAR 2000                  120.400    61.000    34,516,638     80.125    42.000     42,672,800
                           -------   -------    ----------     ------    ------     ----------
1999
First Quarter              112.500    80.250     4,585,148     74.188    53.250     11,222,700
Second Quarter              95.500    73.750     5,915,180     64.188    50.188      8,975,500
Third Quarter               91.000    74.950     7,576,043     61.250    50.000      9,953,400
Fourth Quarter              76.750    62.000     6,459,241     52.125    42.563      8,098,200
                           -------   -------    ----------     ------    ------     ----------
YEAR 1999                  112.500    62.000    24,535,612     74.188    42.563     38,249,800
                           -------   -------    ----------     ------    ------     ----------
1998
First Quarter              138.200   112.000     5,456,109     97.188    78.500     13,056,600
Second Quarter             132.000   108.500     3,618,117     92.938    73.250      7,033,200
Third Quarter              114.700    75.000     5,090,801     77.375    48.375     11,262,400
Fourth Quarter             109.000    75.000     4,021,223     70.875    50.563     12,011,600
                           -------   -------    ----------     ------    ------     ----------
YEAR 1998                  138.200    75.000    18,186,250     97.188    48.375     43,363,800
                           -------   -------    ----------     ------    ------     ----------

(1) Trading prices are in CDN$

BOARD OF DIRECTORS

[PICTURE OF ISABEL ANDERSON]                      ISABEL B. ANDERSON, of
                                                  Calgary, Alberta, a former
                                                  University of Saskatchewan
                                                  economics professor and a
                                                  specialist in international
                                                  economics and Canadian public
                                                  policy, is President and Chief
                                                  Executive Officer of A&L
                                                  Information Brokers. She
                                                  joined the PCS Board in
                                                  1989.(1,2)

[PICTURE OF DOUGLAS J. BOURNE]                    DOUGLAS J. BOURNE, of Houston,
                                                  Texas, is former Chairman and
                                                  CEO of Battle Mountain Gold
                                                  Company and of Duval
                                                  Corporation, the mining
                                                  subsidiary of Pennzoil
                                                  Company, and held many
                                                  positions in various
                                                  fertilizer and mining
                                                  associations. He was elected
                                                  to the PCS Board in 1990.(1,4)

[PICTURE OF WILLIAM J. DOYLE]                     WILLIAM J. DOYLE, President
                                                  and CEO of Potash Corporation
                                                  of Saskatchewan Inc., has
                                                  served on the PCS Board since
                                                  1989. He became President of
                                                  PCS Sales in 1987, after a
                                                  career with International
                                                  Minerals and Chemical
                                                  Corporation. He is on the
                                                  boards of Canpotex Limited,
                                                  The Fertilizer Institute and
                                                  the Potash & Phosphate
                                                  Institute, and Vice President,
                                                  Canada for the International
                                                  Fertilizer Industry
                                                  Association.(1)

[PICTURE OF THE HONOURABLE WILLARD Z. ESTEY]      THE HONOURABLE WILLARD Z.
                                                  ESTEY, Q.C., of Toronto,
                                                  Ontario, is a former Chief
                                                  Justice of Ontario and Justice
                                                  of the Supreme Court of Canada
                                                  and was named Companion, Order
                                                  of Canada, in 1991. He is a
                                                  director of CamVec
                                                  Corporation. In 1990, he
                                                  joined the PCS Board.(3,5)

[PICTURE OF DALLAS J. HOWE]                       DALLAS J. HOWE, of Calgary,
                                                  Alberta, is Chairman and CEO
                                                  of Advanced DataSystems Ltd.
                                                  and BDM Information Systems
                                                  Group of Companies. For over
                                                  25 years he has been a founder
                                                  of high technology information
                                                  and data systems companies. He
                                                  served on the Board of the PCS
                                                  Crown corporation from 1982 to
                                                  1989 and on the PCS Inc. Board
                                                  since 1991.(3,5)

[PICTURE OF JEFFREY J. MCCAIG]                    JEFFREY J. MCCAIG, of Calgary,
                                                  Alberta, is President, CEO and
                                                  a director of Trimac
                                                  Corporation. Before joining
                                                  Trimac in 1983, he was a
                                                  lawyer specializing in
                                                  corporate financing and
                                                  securities. He sits on the
                                                  boards of BOVAR Corporation
                                                  and Richland Petroleum
                                                  Corporation. He joined the PCS
                                                  Board in 2001.(5)

[PICTURE OF DONALD E. PHILLIPS]                   DONALD E. PHILLIPS, of
                                                  Brandon, Mississippi, former
                                                  President and CEO of Pitman-
                                                  Moore Inc., joined the PCS
                                                  Board in 1991 and became
                                                  Chairman in November 2000. He
                                                  is Chairman of the board of
                                                  directors of Synbiotics Inc.,
                                                  San Diego, California, and a
                                                  director of Great Lakes REIT
                                                  Inc., Oak Brook, Illinois.
                                                  (1,3)

[PICTURE OF PAUL J. SCHOENHALS]                   PAUL J. SCHOENHALS, of
                                                  Calgary, Alberta, President of
                                                  Petroleum Industry Training
                                                  Service, was Chairman of
                                                  Potash Corporation of
                                                  Saskatchewan, the Crown
                                                  corporation, from 1987 to
                                                  1989. He joined the PCS Inc.
                                                  Board in 1992. He is a former
                                                  Member of the Legislative
                                                  Assembly and Cabinet Minister
                                                  in Saskatchewan.(2,4)

[PICTURE OF DARYL K. SEAMAN]                      DARYL K. SEAMAN, Chairman and
                                                  President of Dox Investments
                                                  Inc. in Calgary, Alberta,
                                                  joined the PCS Board in 1989.
                                                  Former Chairman and CEO of Bow
                                                  Valley Industries Ltd., he is
                                                  a director of many mining and
                                                  energy companies, and co-owner
                                                  and director of the Calgary
                                                  Flames Hockey Club.(2,3)

[PICTURE OF E. ROBERT STROMBERG]                  E. ROBERT STROMBERG, Q.C., of
                                                  the Saskatchewan law firm
                                                  Robertson Stromberg, was
                                                  elected to the PCS Board in
                                                  1991. He is a member of the
                                                  boards of NorSask Forest
                                                  Products Inc. and Hitachi
                                                  Canadian Industries Ltd., a
                                                  member of the Provincial Court
                                                  Commission and Chairman of the
                                                  Saskatoon Airport
                                                  Authority.(1,4)

[PICTURE OF JACK G. VICQ]                         JACK G. VICQ, Professor
                                                  Emeritus of Accounting,
                                                  University of Saskatchewan,
                                                  was formerly Associate Dean of
                                                  Commerce and responsible for
                                                  the Centre for International
                                                  Business Studies. He sits on
                                                  committees of the Saskatchewan
                                                  and Canadian Institutes of
                                                  Chartered Accountants, and on
                                                  the board of the Saskatoon and
                                                  District Chamber of Commerce.
                                                  He joined the PCS Board in
                                                  1989.(5)

[PICTURE OF BARRIE A. WIGMORE]                    BARRIE A. WIGMORE, a Retired
                                                  Partner with New York
                                                  investment banking firm
                                                  Goldman, Sachs Group, Inc.,
                                                  headed its corporate finance
                                                  activities in the electric,
                                                  gas, pipelines and
                                                  telecommunications industries.
                                                  He writes on financial history
                                                  and current financial markets.
                                                  He joined the PCS Board in
                                                  1989.(2,3)

[PICTURE OF THOMAS J. WRIGHT]                     THOMAS J. WRIGHT, of Raleigh,
                                                  North Carolina, was elected to
                                                  the PCS Board in May 1999 and
                                                  retired on June 30 as
                                                  President of PCS Phosphate.
                                                  Formerly President and CEO of
                                                  Texasgulf Inc., the
                                                  predecessor to PCS Phosphate,
                                                  he has been active in many
                                                  fertilizer industry
                                                  associations.(3,4)

-----
(1) executive committee
(2) compensation committee
(3) corporate governance and nominating committee
(4) environmental affairs committee
(5) audit committee

CORPORATE INFORMATION

CORPORATE OFFICERS AND KEY MANAGEMENT

POTASH CORPORATION OF SASKATCHEWAN INC.

WILLIAM J. DOYLE
President and Chief Executive Officer

WAYNE R. BROWNLEE
Senior Vice President, Treasurer and Chief Financial Officer

JAMES F. DIETZ
Executive Vice President and Chief Operating Officer

JOHN L. M. HAMPTON
Senior Vice President, General Counsel and Secretary

BETTY-ANN L. HEGGIE
Senior Vice President, Corporate Relations

BARRY E. HUMPHREYS
Senior Vice President and Chief Information Officer

BARBARA JANE IRWIN
Senior Vice President, Administration

G. DAVID DELANEY
President, PCS Sales

GARTH W. MOORE
President, PCS Potash

THOMAS J. REGAN, JR.
President, PCS Phosphate

KAREN G. CHASEZ
Vice President, Procurement

ROBERT A. JASPAR
Vice President, Internal Audit

DONALD R. ROBERTS
Vice President, Safety, Health and Environment

DENIS A. SIROIS
Vice President and Corporate Controller

CORPORATE OFFICES

POTASH CORPORATION OF SASKATCHEWAN INC.
Suite 500, 122 -1st Avenue South
Saskatoon, SK  S7K 7G3
Phone: (306) 933-8500

POTASHCORP
1101 Skokie Boulevard, Suite 400
Northbrook, IL  60062
Phone: (847) 849-4200

FINANCIAL TERMS

TOTAL SHAREHOLDER RETURN = (change in market price per common share + dividends per share) / beginning market price per common share

BOOK VALUE PER SHARE = total shareholders' equity / number of common shares outstanding

NET DEBT TO CAPITAL (excluding operating leases) = (total debt - cash and cash equivalents) / (total debt - cash and cash equivalents + total shareholders' equity)

NET DEBT TO CAPITAL (including operating leases) = (total debt - cash and cash equivalents + present value of future operating lease payments) / (total debt - cash and cash equivalents + total shareholders' equity + present value of future operating lease payments)

CASH FLOW RETURN = (operating income - cash taxes paid + depreciation and amortization + unusual non-cash items) / weighted average (assets + accumulated depreciation and amortization - non-interest bearing current liabilities)

EBITDA represents Earnings (net income) Before Interest, Taxes,
Depreciation and Amortization

FREE CASH FLOW is the cash, exclusive of the change in working capital, which is provided by operations less disbursements for sustaining capital, capitalized turnarounds and dividends

GLOSSARY

FERTILIZER TONNES

Metric tonne            2204.6 pounds, used for offshore sales; to convert to
                        short tons, multiply by 1.1023

Short ton               2000 pounds, used for sales in the United States; to
                        convert to metric tonnes, divide by 1.1023

K(2)O tonne             Measures the potassium content of fertilizers having
                        different chemical analyses; to convert to a KCl tonne, divide by 0.61

P(2)O(5) tonne          Measures the phosphorus content of fertilizers having
                        different chemical analyses

N tonne Measures the nitrogen content of fertilizers having different chemical analyses

Nutrient tonne          Measures the nutrient weight of potassium, phosphate
                        and nitrogen fertilizers; consists of K(2)O tonnes, P(2)O(5) tonnes and N tonnes

Product tonne           Standard measure of the weights of all types of potash,
                        phosphate and nitrogen products


SCIENTIFIC TERMS

POTASH               KCl            potassium chloride
                     K(2)O          potassium oxide
                     KNO(3)         potassium nitrate
                     NaNO(3)        sodium nitrate

PHOSPHATE            P(2)O(5)       phosphoric acid
                     MGA            merchant grade acid, 54% P(2)O(5) (liquid)
                     DAP            diammonium phosphate, 46% P(2)O(5) (solid)
                     MAP            monoammonium phosphate, 52% P(2)O(5) (solid)
                     SPA            superphosphoric acid, 70% P(2)O(5) (liquid)

NITROGEN             NH(3)          anhydrous ammonia, 82% N (gas, liquid)
                     HNO(3)         nitric acid (liquid)
                     NH(4)NO(3)     ammonium nitrate, 34% N (solid, liquid)
                     CO(NH(2))(2)   urea, 46% N (solid)
                     UAN solution   nitrogen solution, 28-32% N (liquid)

NITROGEN PRODUCTION FACTORS

To produce
1 short ton of:                     Requires:
---------------                     ---------
Ammonia                             33.5 million Btu of natural gas

Urea solution                       0.58 tons of ammonia
                                    0.78 tons of carbon dioxide (CO(2))

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

                  [PCS VS. REST OF FERTILIZER INDUSTRY GRAPH]
                      Cumulative Total Shareholder Return

                                    [Chart]

By applying its successful operating strategy to the best assets in the world, PotashCorp has been able to outperform its competitors in total shareholder return, and expects to continue to do so.




[POTASHCORP LOGO]

    Suite 500, 122 - 1st Avenue South Saskatoon Saskatchewan Canada S7K 7G3
                               www.potashcorp.com