Form 10-K405, Exhibit 13
period 2001-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2002-03-27
CIK 855931

Exhibit 13

PotashCorp

If this was the earth
this would be the land
available for agriculture

2001 Annual Report

World population is growing, and so is the demand for plentiful and healthier food. This apple will demonstrate why farmers everywhere need to use enriching fertilizers to increase their yields.

Imagine this apple represents the earth, then cut it into quarters. One of those quarters is proportional to the total land mass on our planet. The other three quarters represent all the oceans, seas, rivers and lakes.

If we take the quarter that represents land and halve it, one piece symbolizes inhospitable areas that are buried under ice, rock or desert. The remaining piece, one-eighth of our apple, is capable of growing food.

But even that piece must be cut into four. Three of those slices account for the land devoted to cities, towns, highways and parks.

The remaining tiny slice — about 3 percent — represents the land left to grow food for more than 6 billion people.

Peel this small piece of apple. The peel is like our topsoil. Less than five feet deep, it is the thin skin of the earth's crust upon which mankind depends.

In 20 years, that small piece of the earth will be responsible for sustaining as many as 8 billion people. It can do that only if essential nutrients — the ingredients of fertilizer — are replaced in the soil to ensure adequate food supplies. PotashCorp is the world's largest producer of those essential nutrients.

Potash Corporation of Saskatchewan Inc., known as PotashCorp, is an international leader in the global fertilizer industry. We are the world's largest NPK producer (nitrogen/phosphate/potash), serving three distinct market categories: agriculture, animal nutrition and industry.

We stand out from other fertilizer companies because our unique strengths and operating strategies enable us to take advantage of growth in the industry while cushioning us from its volatility. Our long-term strategy stresses the acquisition of low-cost capacity that will build on our strengths, complement our existing assets and add strategic value. We follow these strategies to offer superior returns through perpetual growth, aspiring to link our financial performance with areas of extended responsibility: the environment, our social and economic stakeholders and all who depend on us.

This is PotashCorp: large, low-cost, globalized, profit-seeking, market-driven, shareholder-focused.

2001 At a Glance...	All financial data in this report are stated in US dollars

Financial Highlights

($ millions except per share amounts)

Net sales	$2,072.7

Net income per share — diluted	$2.32

Gross margin	$399.2

EBITDA*	$455.4

Cash flow prior to working capital changes	$357.1

*See Financial Terms on inside back cover

	Potash (K)	Phosphate (P)	Nitrogen (N)

Net Sales	25% of total	32% of total	43% of total

Gross Margin	60% of total	16% of total	24% of total

Customer Location	46% North America 54% offshore	75% North America 25% offshore	90% North America 10% offshore

Customer Type	91% fertilizer 9% feed/industrial	55% fertilizer 45% feed/industrial	45% fertilizer 55% feed/industrial

PotashCorp Capacity	No. 1 in world potash	No. 3 in world phosphate	No. 3 in world nitrogen

PotashCorp Strengths	Own 59% of world excess capacity; leading global player; capable of producing more potash than any other company at lower cost	Low-cost production; long-term rock reserves; flexible production with widest range of products in the industry	Large percentage of industrial sales; hedged natural gas in the US; ammonia production in Trinidad with low-cost gas

PotashCorp Strategy	Match supply to demand to minimize inventory overhang and grow earnings, bringing on excess capacity as demand increases	Maximize production of products with a market premium; focus on increasing industrial and feed production to enhance diversified position	Stabilize earnings by emphasizing industrial sales from North American production base and controlling input costs through hedging and Trinidad production

PotashCorp Highlights	In spite of lower world demand and intense competition, we stuck to our long-held operating strategy and maintained our profitability	As part of our efforts to refocus our capital into more rewarding sectors, we are expanding our purified acid plant and building a new poultry feed plant	Our natural gas hedge maintained our US costs when gas prices were high. Our margins were supported by our Trinidad gas contracts when nitrogen prices fell

“The apple is amazing”

It’s abundant; more than 7,500 varieties are grown worldwide. It’s versatile and can be squeezed into juice, baked in pies, eaten whole. It’s healthy, packed with vitamins, minerals, protein and fiber, free of fat and cholesterol. No wonder people believe a daily apple will keep the doctor away and eat more than 40 million tonnes a year. The apple promises good health, and it delivers.

PotashCorp has many similarities with the apple. We make the fertilizer that feeds the world’s crops and our supplies are abundant. We’re versatile, delivering products for animal feed and industry as well as fertilizer. We contribute to health, providing the soil with essential nutrients while focusing on safe workplaces and an ever-smaller environmental footprint. We take our responsibilities seriously; like the apple, we keep our promises.

Successful apple orchards demand innovative, careful and strategic management; so do successful companies. Those qualities were needed in 2001, when startling tragedy in the United States dragged down the slumping world economy. Fertilizer, however, was already enduring another in a series of tough years. Companies with only a fertilizer focus and a cost structure higher than ours suffered badly.

We have learned that such rough weather requires particular care and stewardship of our assets. While 2001 earnings were lower than expected, efforts to diversify the company within our three nutrients and their many products continued and will pay off in the long run.

Your Company in a Year of Challenges

Nitrogen and phosphate were under pressure throughout 2001 as their supply/demand equations were unbalanced by new world capacity and North American restarts. Potash experienced competitive pressures but remained comparatively stable because we increased our shutdown weeks. Worldwide, sales were affected by low crop prices that also influenced farmers’ fertilizer application patterns. In North America, consumption was down in all three nutrients. However, nitrogen conditions were the worst; after starting 2001 with high prices, it was pulled down by rapidly falling natural gas costs and unprecedented levels of imports.

Nonetheless, PotashCorp achieved net sales of $2.1 billion and EPS of $2.32 on a diluted basis, compared to $2.2 billion and $3.76, respectively, in 2000. Eliminating the effects of the 2000 gas bubble, our performance in 2001 was much like the two preceding years. Our earnings trough has continued.

Our cash flow fared significantly better, however, at $6.84 a share. Year-over-year on a per-share basis, earnings were down 38 percent but cash flow only 15 percent as we book significant non-cash charges. Our net debt to capital went from 29 percent to 41 percent as we purchased $384 million in off-balance-sheet leases in Trinidad and invested $130.4 million in a leading specialty fertilizer company, Sociedad Quimica y Minera de Chile (SQM).

Managing Strategically

How did we achieve this amid an industry depression? Unlike traditional commodity companies, we are not content to be just a price taker waiting for the next up cycle. We examined our natural strengths in each nutrient and implemented a strategy to decommoditize each as much as possible.

The biggest influence on nitrogen is natural gas prices. Thanks to our North American gas hedging policy, our focus on industrial customers and our perseverance in negotiating beneficial long-term gas contracts in Trinidad in 2000, we fared better than most nitrogen producers.

While phosphate producers were struggling through a third brutal year for the solid fertilizer DAP, we shifted more of our production into more profitable non-fertilizer products. DAP lost money for us on a gross margin basis. As a result, we made the difficult decision to reduce staff at White Springs and Aurora to provide stability and job security for our remaining employees. We also took a large step toward our goal of having half our phosphate go to feed and industrial products by beginning construction of new low-cost feed and purified acid capacity. PotashCorp is the only North American phosphate producer investing significantly in new plants. We can do so because our superior rock allows us to produce on a low-cost basis, giving us a distinct and defined advantage in this nutrient.

A trough year for fertilizer, 2001 demonstrated the success of PotashCorp’s decommoditizing strategy. Feed, industrial and potash fertilizer continued to provide positive gross margin.

Offshore potash sales were down as we expected entering 2001, because many customers were working off inventory after buying large volumes in 2000. Along with lower demand in North America and increased competition from IPC in Russia, this raised the ante in potash competition. PotashCorp benefits most when demand jumps, as it did in 2000, but we take the biggest hit when demand falls. However, our long-held strategy of matching supply to demand served us well. Another positive factor was the successful first year of marketing for Russian producer Uralkali.

In 2001, our board of directors approached corporate governance with new vigor. Our shareholders elected three new board members — Jeffrey McCaig, Mary Mogford and Frederick Blesi — who quickly demonstrated their value. Long-time directors Isabel Anderson, Willard Estey and Daryl Seaman retired in 2001, and we will long appreciate their many contributions to the company. We were saddened by the death of our friend, Judge Estey, in January 2002 and continue to miss him.

After some changes in top management in 2000, our experienced, imaginative PotashCorp team jelled in 2001 with a firm focus on our guiding principles: Leadership in our industry, our communities, our business methods; adding value for customers and shareholders; working safely; stewardship of our neighborhoods, environment and corporate reputation; continuous improvement. As always, employees throughout the company contributed daily to our efforts, and their achievements are found throughout this report.

Last year, we outlined four specific goals for 2001 and we can report firm progress on each:

1.	Outperform our peer group in profitability and total shareholder return, through corporate growth and strategic use of capital.

Among publicly traded North American fertilizer companies, PotashCorp was the only one to make a profit in 2001, and our cash flow was greater than the rest of the sector combined. While we didn’t outperform our sector in shareholder return this year, our long-term investors have enjoyed a cumulative return of 428 percent in the 12 full years since we became publicly traded, compared to the industry average of 47 percent over that period.

2.	Solidify our position as the industry’s preferred supplier by improving service to customers through all phases of the transaction.

When an independent research firm asked 120 randomly selected customers to evaluate PotashCorp on nine customer service criteria, we outperformed our peers in every category in every market in which we operate.

3.	Develop consistent programs throughout the company that reflect best practices.

Following our US consolidation, we introduced new systems throughout the company in safety, health and environment management, finance and crisis management and communications. For the first time we brought together operations people from all three nutrients to share best practices success stories and learn from one another. Many facilities have adopted best practices pioneered at sister operations.

4.	Focus on raising public awareness of the importance and benefit of fertilizer to the world community.

In July, we launched an educational initiative we call Fertile Minds. We are educating people about the benefits of fertilizer, including policymakers in Washington, D.C. At the same time, we are arming the agriculture community with educational tools designed to raise grassroots awareness. You can see these efforts at www.fertile-minds.org.

Looking Ahead

Fertilizer has always been a volatile industry and it can turn around quickly as grain prices improve. Demand for industrial products will increase with an economic rebound while more industry rationalization could correct areas of oversupply. However, it will be hard to match the first half of 2001. The nitrogen business remains under pressure and with low gas prices, we are unlikely to reap the earnings gain our hedges gave us early last year. China will begin importing DAP and urea under the tariff rate quota system agreed to in its accession to the WTO; it should also take more potash. We see 2002 as a transition year and don’t anticipate any real upside until at least the second half.

We are committed to making a profit each year but our main long-term goal is the sustainable and profitable development of our business. During this downturn we have been working hard to strengthen the company. While we continue to review potential acquisition opportunities, we do so with discipline. In 2001, we proved we can perform on the downside. We look forward to the opportunity to demonstrate just how fruitful these efforts will be as markets recover.

We have important goals for 2002:

1.	Over the business cycle, provide superior return on investment that exceeds cost of capital, outperforming our peer group and other basic materials companies in total shareholder return.

2.	Continue to work to align our people practices with our business goals, emphasizing consistency, fairness, shared responsibility and rewards.

3.	Achieve a competitive advantage in all three nutrients by improving our cost positions while utilizing our efficient transportation system to be a low-cost supplier on a delivered basis.

4.	Deliver top-quality products with superior customer service to remain the preferred supplier to existing customers while developing new markets for our expanded production base.

We will use best practices to meet these goals so PotashCorp continues to profit for the benefit of our shareholders, our customers, our employees and our communities.

William J. Doyle,
President and Chief Executive Officer
February 27, 2002

Global Leader

Beyond the advantages we gain from being the world's largest NPK producer, we have superior assets and a management team with a breadth and depth of experience unmatched in the industry, making us the global leader.

The PotashCorp Story

Three Nutrients, Three Market Segments: At PotashCorp, we make fertilizer, feed supplements and products for industry in nitrogen, phosphate and potash. We are the world’s largest producer of nutrients that help farmers grow abundant, nutritious crops. We have the most capacity in feed supplements that promote size and quality in livestock and poultry. As the world’s largest industrial nitrogen producer and one of three North American industrial phosphate producers, we supply base products used in making a wide variety of items that enhance daily living.

However, fertilizer remains key to our business, as it is to the world. Fertilizers are made of natural products from earth and air changed by companies like ours into a form that plants can use. By restoring soil energy and vitality, they add one-third to the world’s food production each year.

Nitrogen, phosphate and potash fertilizers work together. Nitrogen builds protein and makes plants green. Phosphate develops strong roots and improves yield and quality. Potash raises food value and disease resistance of plants, as well as improving crop handling and storage qualities. No wonder 150 countries use significant amounts of fertilizer.

More People, More Demand for Protein: Continued growth in food production is crucial, for world population rises by about 85 million each year. Most of that growth is in developing nations, while population is comparatively stable in the developed world. The transitional nations are also growing economically and their people demand better diets, especially protein-rich foods such as meat and dairy products. That means increased production of poultry, hogs and cattle. These are all big grain consumers, eating two to seven pounds of grain per pound of meat produced. Together, rising population and growing demand for meat make it imperative that the world produce more grain — which translates into ever greater demand for fertilizer, with historical growth of more than 3 percent a year.

Potash Powerhouse

Our name says it all. PotashCorp produces potash, the major source of potassium. We are No. 1 in potash with more capacity than any other world producer.

Our mines in Saskatchewan and New Brunswick contain nearly one-quarter of world potash capacity and 59 percent of excess capacity. If we operated flat out, we could almost double our production and supply nearly 30 percent of annual world potash consumption.

Low-Cost Production: Ore quality and grade make all potash mines in Saskatchewan low-cost, but our Rocanville mine is recognized as the low-cost leader in a recent British Sulphur study of the industry. Lanigan was awarded the No. 2 spot, with Allan close behind.

Widespread Markets: We sell to the world. Since there are only seven major potash producers, 80 percent of world production and 95 percent of our own production crosses borders. The largest consumers are also the largest importers. We sell to the stable North American market and we’re a major supplier to developing nations, where demand grows by approximately 4 percent a year, compared to about 2 percent worldwide. We sell offshore from our New Brunswick properties and for Mississippi Chemical. Our Saskatchewan product goes abroad through Canpotex, the export sales agency for the province’s producers. PotashCorp is its largest member, with 56 percent of sales volumes. Canpotex provides more than one-quarter of the potash sold to developing nations, and in 2001 began marketing there for the Russian producer Uralkali.

We produce the specialty fertilizers potassium nitrate and sodium nitrate at Yumbes in Chile’s Atacama Desert. We own 9 percent of Israel Chemicals, which is an important global fertilizer producer, and 18 percent of specialty Chilean producer Sociedad Quimica y Minera (SQM).

Potash has many industrial uses, ranging from TV and computer screens to soaps and perfumes, water softeners and de-icers.

Effective Strategy: We match supply to demand, bringing on our excess capacity as global consumption grows. This will bring our costs down still further, and present opportunities for increased prices and margins. New world capacity might threaten this strategy, but entering the potash business is expensive and world reserves are limited, making new capacity unlikely.

High-Quality Phosphate

PotashCorp is, by capacity, the third largest company in the world producing phosphate, the natural source of phosphorus. Phosphate rock is extracted from ore mined at our Aurora, North Carolina and White Springs, Florida properties. The rock is combined with sulfuric acid to make phosphoric acid, the feedstock for manufactured phosphate products. All the sulfuric acid is expended during this process; the only thing spread on farmers’ crops is a very soluble form of phosphate. Thirty major phosphoric acid producers account for about two-thirds of world production, which is widely traded.

Wealth of Reserves: Phosphate rock is in limited supply around the world. Successful phosphate companies must have quality reserves; this reduces production costs and enables them to make a wide range of phosphate products. Our Aurora and White Springs facilities together have reserves that will last for more than 50 years at current production rates, and we have multi-year permits to draw on those reserves. We are entering a new mining area at Aurora, the NCPC property, which is of exceptional quality. By 2003, all production at Aurora will be from this rich deposit. If we are operating at capacity, this will lower our costs by approximately $20 million a year. Meanwhile, our competitors will be spending more to transport lower-quality rock longer distances to their plants.

Product Diversification: Our high-quality rock ensures product flexibility and low-cost phosphoric acid — making possible economic production of upgraded solid and liquid fertilizers, feed supplements for livestock and poultry, and purified acid for industry. This has been a tremendous advantage for us over the last few years as adverse conditions affected the solid fertilizer DAP (diammonium phosphate).

One of our many products is SPA (superphosphoric acid), used primarily in the increasingly popular and environmentally responsible minimum till agriculture. Sales of SPA are rising and we have an enviable position, with 52 percent of US capacity. We produce a variety of feed products; our high-quality rock allows us to make a special product for poultry, DFP (defluorinated phosphate), at low cost.

The purity of our high-quality rock and our use of the modern wet acid process also make us the world’s lowest-cost producer of purified acid, which has both food and technical grades.

At PotashCorp, we have analyzed our strengths in each of our nutrients and designed strategies that work together to minimize the volatility around upward-trending earnings.

Matching Strategy to Strengths

Food-grade acid is used in making pharmaceuticals, soft drinks, foods and yeast while technical-grade goes into electro-polishing, rustproofing, adhesives and fireproofing.

Industry consultants forecast annual growth of 2 percent in each of the phosphate products: fertilizers, feed supplements and industrial phosphates.

Most of our phosphate products are sold through PCS Sales, but offshore sales of our fertilizer products are handled through PhosChem, a US association for exports of phosphate fertilizers.

Specialized Strategy: In phosphate, the purity and longevity of our reserves and the resulting product diversification capability provide a competitive advantage. They let us pursue specialty markets in which we can achieve the critical mass that allows us to maximize profitability.

Nitrogen Flexibility

PotashCorp is the world’s third largest producer of nitrogen. The base product, ammonia, is the feedstock for upgraded nitrogen products as well as a fertilizer for direct application. We are the most flexible producer. Our ammonia, nitric acid, urea and ammonium nitrate are used in fertilizer and industry; industrial uses range from plastics and adhesives to pharmaceuticals, humulin for diabetics, carpets, photography, paints and tires. We also make nitrogen solutions fertilizer and micro prilled urea for feed.

Ammonia can be produced wherever natural gas reserves exist, so the nitrogen business is much more local than potash and phosphate. In the last few years, developing nations have been monetizing their natural gas by producing and exporting nitrogen products. New capacity can come on stream in two to three years, making supply/demand in nitrogen a moving picture. Demand is rising at 2 percent a year from a large base, however, so new capacity is quickly consumed.

Natural Gas Leverage: Natural gas makes up approximately three-quarters of the US cash costs of producing ammonia, so a nitrogen company’s success depends on controlling its gas costs. PotashCorp has the advantage of producing in Trinidad with long-term natural gas contracts tied to the price of ammonia while, at the same time, hedging our US gas costs. Hedging increases our margins when the gas price rises and our unhedged competition shuts down, tightening the supply/demand dynamic and raising nitrogen prices.

Industrial Customer Advantage: Much of our US production is upgraded for industrial customers, many of whom have operations adjacent to our plants, linked to us by pipeline. They depend on quality product and timely service, and are willing to pay a premium to ensure they get both.

Stabilizing Strategy: Our strategy is built on stabilizing our earnings by emphasizing industrial sales from our North American production base and controlling input costs through our US hedges and Trinidad gas contracts.

What Happened in 2001?

Many factors worked together to make 2001 a difficult and volatile year for the global fertilizer industry. It was characterized by rapidly declining natural gas prices, lower North American and world fertilizer consumption, lower world trade and historically low prices for the major crop commodities.

Low Grain Prices: Most important is the price of corn, a staple crop grown worldwide. Compared to the record prices of 1995-96, the benchmark US corn price was down 40 percent in 2001. Wheat, another important staple, was also down 40 percent, and soybeans and cotton by one-third. Prices for major crops grown offshore weakened in 2001 compared to 2000. Rice was down by 30 percent, coffee by 50 percent, palm oil by a third and cocoa by 6 percent.

Fortunately, grain is a self-correcting commodity. When prices fall, farmers cut their plantings, and planted acreage in the US fell to the lowest level since the 1996 Farm Bill was passed. At the same time, more grain is consumed when prices fall, especially to feed animals. Then the supply/demand equation is tightened and prices begin edging up. If there is a supply shock, such as a major drought in an important producing country, prices will move rapidly.

Falling Gas Prices: Natural gas, a key nitrogen input, began the year with prices above $10 per million British thermal units (Btu), shutting down more than half of North American nitrogen production. With this reduced supply, nitrogen prices rose dramatically and there was concern about a shortage during the spring season. However, the drop in domestic production was replaced faster than expected by an unprecedented level of imports. In the first half of the year, while spring demand was weak, total imports of ammonia, urea and nitrogen solutions were two-thirds above the same period of 2000. By mid-year, gas prices were below $4 and most of the shutdown nitrogen plants re-opened. In the second half, gas and nitrogen prices fell, as did imports. Ammonia and urea imports were down 10 percent from second-half 2000 and inventories returned to normal. Imports of nitrogen solutions slowed but were still 13 percent higher than in the second half of 2000. By year-end, spot gas prices had sunk to $2, the nitrogen industry was operating flat out, and product prices hit their bottom for the year.

Depressed North American Consumption: These nitrogen gyrations, as well as weather problems, were a main factor in reduced North American fertilizer consumption. With strict

N, P, K Consumption and Trade

2001 compared to 2000

	World	North American	World
	Consumption	Consumption	Trade
	(estimate)	(estimate)	(estimate)

Nitrogen	-2%	-4%	-4%

Phosphate	0%	-5%	-4%

Potash	-2%	-2%	-3%

Source: Fertecon, PotashCorp

budgets for fertilizer, many North American farmers used less nitrogen than usual in the spring but allocated more of their total fertilizer budget to this nutrient, reducing demand for phosphate and potash. With nitrogen prices falling so significantly by summer, buying confidence was hurt and many postponed phosphate and potash purchases, expecting those prices could also decline. A mild fall allowed late fertilizer application, however, and many farmers played catch-up, increasing fertilizer consumption levels.

Reduced World Consumption: Low crop prices and weather were factors in lower world consumption. In China, floods and drought reduced usage of all three nutrients. Low prices for coffee, one of Brazil’s main exports and an important fertilizer user, reduced consumption there. Similarly, low prices for palm oil, a big potash user, affected sales to Malaysia. India used 3 percent more phosphate, offsetting declines elsewhere and making world consumption of this nutrient flat for the year. The weak world economy affected consumption of nitrogen for industrial purposes.

Less World Trade: Trade in all three nutrients for all purposes was down 4 percent in 2001, but fertilizer was hit the hardest. China and India together took only about half the 8.2 million tonnes of DAP they imported at their peak in 1999. Higher internal production and a decision to reduce inventories before entering the World Trade Organization affected China’s DAP purchases. India imported less since it now produces significant amounts of DAP internally, and subsidies for its domestic product exceed those for imports, making it more difficult to import DAP there. China and Brazil had taken large potash volumes in 2000, when world sales were up by 3 percent. Their high inventories reduced their purchases in first-quarter 2001. Brazil’s imports were also affected by a 21-percent depreciation of its currency against the US dollar.

Poor DAP Supply/Demand Fundamentals: New DAP production in Australia and India ramped up while demand was down. This simultaneous pressure on supply and demand hit hardest on producers in the US, the major supplier to China and India from capacity built to service those markets. With nowhere to ship their DAP, producers kept more at home, pulling US prices down. Then the return of idle DAP capacity in the US hit the market. The combination of new offshore capacity, lower North American demand and restarts in domestic production depressed prices for all phosphate fertilizers.

Rising Feed Demand: Sales of feed phosphates, the major animal feed products, were affected by livestock diseases in several countries. Customers turned away from meat and bone meal in feed, due to consumers’ apprehension about food safety; this boosted demand for phosphate feed supplements. New production came on stream in several areas, notably China and the Philippines, increasing supply. Markets in Brazil and Mexico continued strong.

Industrial Decline: Through the year, the slowing economy gradually affected industrial markets, and the sharp US economic decline after September 11 took a toll on nitrogen sales to industry. Demand for ammonia for industry was down 4 percent globally and 9 percent in the US, while food-grade and technical-grade phosphoric acid products were more insulated from the economic cycle.

Our 2001 Potash Report

Reduced Production in Response to Markets: When world potash demand fell in 2001, we followed our long-term strategy of matching supply to demand and produced 14 percent less than our 2000 record. We operated at 50 percent of capacity. All operations took shutdowns and managed the ups and downs efficiently, but fewer operating weeks meant higher gross production costs.

Rising natural gas costs early in the year also pushed up the cost per tonne through the first half of 2001, but that influence waned markedly in the second half.

Long-Term Reserves

There is nothing short-term about PotashCorp. We will be mining potash for 100 years from our current shafts. In phosphate, we have more than 50 years of reserves. In nitrogen, we have long-term gas contracts in Trinidad that shelter our margins.

Our Cassidy Lake property in New Brunswick, which is a mill that compacts standard grade potash into granular product, compacted 234,000 tonnes from Rocanville. As part of the production process, our New Brunswick mine produced 598,000 tonnes of salt in addition to potash.

Yumbes produced 98,000 tonnes of potassium nitrate, 3,000 tonnes of sodium nitrate and 146 tonnes of iodine. The plant spent much of 2001 in start-up mode and will demonstrate its design capacity in the first half of 2002 while continuing to introduce product into the marketplace.

Despite a small, controlled brine inflow that continued all year, our New Brunswick facility operated at 78 percent of capacity. Expensing these brine inflow costs has raised its production costs. With Corridor Resources Ltd., we continued to explore prospects for the natural gas discovery near this facility. We believe we will be able to use the gas produced to supply our fuel requirements at New Brunswick.

Lower Sales but Stable Prices: Our potash sales in 2001 were naturally affected by the drop in world demand, but we were down more than the market. Prices ended the year flat in North America and up 2 percent offshore.

Our export sales fell by 16 percent from the record set in 2000. High inventories in several key consuming countries, depressed prices for many crops that use potash and aggressive selling by Russian marketing agency IPC put pressure on volumes and prices in 2001. Sales were down to China, Brazil, Malaysia and Korea and up to Japan and Taiwan. Sales to Brazil from our New Brunswick facility were down by 17 percent as the South American country was working off high inventories early in the year and had currency problems later that exacerbated the situation.

Total North American demand fell and imports increased. Weak demand in the United States, where we make 89 percent of our North American sales, pulled our sales there down by 2 percent. We retained 32 percent of the market. Other companies attempted to find a short-term solution to their poor earnings position by moving more potash to capitalize on its profitability. This kept prices under pressure throughout the year.

We sold 36,000 tonnes of our specialty fertilizers from Yumbes, with the US, Spain, Mexico and Argentina the major markets. Currently specialty fertilizers are oversupplied and prices are weak. Yumbes also sold 139 tonnes of iodine.

2001 Production (million tonnes KCl)

	Annual	2001	2000	Mine Site
	Capacity	Production	Production	Employees (active)

Lanigan SK	3.828	1.354	1.720	330

Rocanville SK	2.295	1.593	1.852	323

Allan SK	1.885	.768	1.047	279

Cory SK	1.361	.747	.725	177

Patience Lake SK	1.033	.241	.262	67

Esterhazy SK1	.953	.816	.726	0

New Brunswick NB	.785	.609	.800	328

TOTAL	12.140*	6.128	7.132*	1,504

*	Totals do not include the potash mine at Moab UT, which was sold in February 2000.

1	Production at Esterhazy is mined from PotashCorp reserves by IMC Esterhazy Canada Limited Partnership under a long-term agreement. For calendar year 2002, its allocation is 0.953 million tonnes.

Low-Cost Producer

We are determined to remain a low-cost supplier of potash and phosphate globally and of nitrogen domestically.

Our sales of potash products for industrial purposes continued to climb in 2001. They were 5 percent higher than in 2000, when they rose by 8 percent. Nearly 60 percent goes offshore through Canpotex. Demand for water softening and high-purity product has been steady and growing. Pricing was generally flat.

In a year when demand held steady, we sold 28,000 tonnes of potash for animal feed supplements, at higher prices.

Our 2001 Phosphate Report

Reconfigured Production: In 2001, we took a giant step toward our goal of having half our phosphoric acid go to phosphate fertilizers and half to higher-margin feed and industrial products, ending the year at 55 percent/45 percent. Our production diversity was a major advantage when market conditions for fertilizer DAP were weak.

We mined 27 percent less phosphate rock than in 2000 and produced 23 percent less phosphoric acid, operating at 63 percent of our capacity. High ammonia costs in the first half of the year increased DAP production costs. Our DAP plants and associated facilities at White Springs were mothballed and we cut back production at Aurora. In total, we reduced DAP output by 50 percent from 2000, making only the minimum required to produce our purified phosphoric acid. By year-end, we were operating at less than 30 percent of our DAP capacity, while the rest of the industry operated at 80 percent. The reduced production increased our unit costs.

In response to markets, we cut liquid fertilizer production by 21 percent. Markets also influenced our decision to change our product split and produce the solid fertilizer MAP (monoammonium phosphate) for the first time in some years.

We better utilized our existing phosphate feed capacity in 2001 by producing 4 percent more than in 2000 from fewer plants, lowering our costs. We closed our Davenport facility on January 15, switching customers to Weeping Water and Marseilles; both set annual production records.

In 2001, we had the advantage of a full year of PCS Purified Phosphates, which we created in March 2000 by purchasing the other half of our Albright & Wilson joint venture. We produced 168,000 P2O5 tonnes of purified acid, 100 percent of the new rated capacity and an annual record for food-grade and technical-grade acid.

Recognizing that our purified acid plants at Aurora and Cincinnati had excess product capacity, we consolidated these operations at Aurora in January 2002. Aurora produces the acid for both plants, has the mixing capacity to meet all our needs and its efficiencies

2001 Rock and Acid Production

	Phosphate Rock (million tonnes)			Phosphoric Acid (million tonnes P2O5)
	Annual	2001	2000	Annual	2001	2000	Employees
	Capacity	Production	Production	Capacity	Production	Production	(active)

Aurora NC	6.0	3.900	4.734	1.202	.916	1.097	1,144

White Springs FL	3.6	1.677	2.870	1.093	.473	.767	569

Geismar LA	—	—	—	.202	.184	.178	82

TOTAL	9.6	5.577	7.604	2.497	1.573	2.042	1,795

2001 Phosphate Production (million tonnes product)

		Aurora			White Springs			Geismar	2000
	Annual	2001	2000	Annual	2001	2000	Annual	2001	2000
	Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production

Liquids: MGA[1]	1.835	1.377	1.609	1.908	.834	1.230	.337	.332	.321

SPA	.676	.219	.451	1.138	.662	.774	.196	.116	.117

Solids: DAP	1.247	.791	1.125	.710	—	.448	—	—	—

MAP	.273	.071	—	—	—	—	—	—	—

1	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

Flexible Range of Products

Our production flexibility gives us the advantage of a wealth of products with many end uses to supply a variety of customers.

make it a low-cost producer. Cincinnati will continue to produce potassium phosphate to meet existing customer obligations, with a reduced workforce.

New Feed and Industrial Plants: Despite current difficulties in DAP, we are optimistic about specialty markets in the phosphate business. In fact, we’re taking advantage of our superior rock quality and Aurora’s vertical integration, which offers inherent cost savings, to invest in new plants. We’re the only North American producer to do so.

•	In an $80-million project, we are expanding our purified phosphoric acid plant at Aurora by nearly 50 percent. It will be the world’s largest producer when it opens in 2003, using the economical wet acid process. This expansion will result in even lower production costs at a plant that is already the world’s lowest-cost producer. Much of the new output will be sold under contract to Astaris.

•	We are building a $51-million plant at Aurora to produce 159,000 tonnes a year of the poultry feed ingredient DFP. This plant will make the lowest-cost DFP in the world and is well situated to serve the growing offshore market. It will start up in mid-2002.

2001 Phosphate Feed Production (million tonnes)

	Annual	2001	2000	Employees
	Capacity	Production	Production	(active)

Davenport IA*	.280	.003	.088	1

Marseilles IL	.278	.192	.140	36

White Springs FL (monocal)	.218	.154	.135	23

Weeping Water NE	.209	.170	.142	45

Kinston NC	.141	.063	.076	23

White Springs FL (DFP)	.100	.089	.083	35

Fosfatos do Brasil	.070	.053	.034	82

TOTAL	1.296	.724	.698	245

* Ceased production January 15, 2001

Lower Fertilizer Sales, Stable Feed and Industrial: In 2001, our overall phosphate sales fell by 22 percent due to lower sales in both domestic and offshore markets for liquids and DAP. Feed and industrial were major contributors throughout the year with more stable volumes and prices. Three-quarters of our total phosphate sales were domestic.

Our offshore DAP sales were down by 52 percent, but still represented 45 percent of the DAP we sold. China, India and New Zealand were the major markets. By the third quarter, we had pulled back from low DAP prices in offshore markets. Domestic sales were down 31 percent and represented 12 percent of the North American DAP market. Prices in both markets fell through the first three quarters of 2001, recovering slightly late in the year. We sold 45,000 tonnes of MAP domestically.

Our sales of liquid phosphate fertilizers were down by one-quarter from 2000, and 79 percent went to domestic markets. The major product was SPA. Offshore sales of liquid phosphates fell by 39 percent; amber MGA (merchant grade phosphoric acid) was the major product. The biggest decline was in sales to India, which previously imported MGA to make most of its DAP and now produces more MGA domestically from imported rock. PotashCorp continued to market PhosChem’s liquid products offshore, supplying 73 percent of this tonnage. India was still the largest market while sales to Brazil were down sharply. Liquid fertilizer prices tend to follow DAP but are not as volatile. Consistent with historical patterns, they declined throughout the year but fell less than DAP prices.

We sold 4 percent less phosphate feed products than in 2000, with monocal making up 41 percent of the total, liquids 23 percent, dical 21 percent, DFP 12 percent, feed mineral salts 2 percent and MAP/DAP 1 percent. Three-quarters of sales were domestic and we had 36 percent of the North American market. Volumes were down from 2000; US demand for monocal, dical and DFP declined, due to more efficient feed formulation, even as meat consumption rose. Sales to Asia were down with new offshore capacity coming on stream, but Mexico with its rising meat consumption continued to be a strong market for our products. Our Fosfatos plant in Brazil responded to a six-year period of double-digit growth in that market, with sales 30 percent higher than in 2000. North American pricing improved slightly on most products, while offshore prices were down due to soft demand in Asia and oversupply from new capacity.

Most industrial products are sold directly to customers under contract or supply agreement. All sales were domestic and they jumped 5 percent over 2000. Prices were up 5 percent. Geismar sold 153,000 tonnes of phosphoric acid solution under contract to Rhodia, Inc., a 5-percent increase. The economic downturn affected phosphoric acid markets less; PotashCorp experienced a smaller impact than other companies due to increased demand for our wet process industrial acid.

Our 2001 Nitrogen Report

Production Benefited from Gas Hedges: In a year when natural gas prices fluctuated sharply, directly affecting the cost of manufacturing ammonia, we benefited significantly from our hedges in North America and our low-cost production in Trinidad. We hedge to lock in costs, not to speculate, and enter each year 50 percent hedged. In 2001, our hedge contributed $63 million in reduced natural gas costs, compared to the spot market.

We operated our full complement of Trinidad plants for the entire year, whereas in 2000 two of the four were shut down for six months while a new natural gas contract was negotiated. Our ammonia production was up by 12 percent for a new annual record, and half of it came from Trinidad. When gas prices were high, we reduced our US ammonia production and upgraded lower-cost Trinidad ammonia in the US for our industrial customers. We produced 88,000 tonnes of micro prilled urea, 25 percent less than in 2000.

Augusta established a world record for 1,393 days of continuous production, meaning production occurred in every 24-hour period, before it shut down for a planned turnaround in October. Its ammonia, nitric acid and urea capacities were increased. Our newest Trinidad plant, 04, operated for 501 days continuously to December 31 and confirmed its position as the best-running plant in the world using the gas-efficient Kellogg Advanced Ammonia Process.

As a result of industry problems of excess supply, lower demand and competition from low-cost imports, we took some maintenance shutdowns, cutting production of nitric acid, urea, ammonium nitrate and nitrogen solutions. These actions increased unit costs, as did higher natural gas costs in the United States.

Lower Overall Sales, Higher Industrial Sales: In 2001, we sold a total of 5 percent less nitrogen product than in 2000. In the more regional nitrogen business, the United States is PotashCorp’s largest market, and we made 90 percent of our sales there. We met our customer commitments with more manufactured and less purchased product because we had the advantage of our Trinidad production for the entire year.

2001 Nitrogen Production (million tonnes product)

		Ammonia[1]			Nitric Acid[1,2]			Urea Solids		Ammonium Nitrate Solids			Nitrogen Solutions[3]
	Annual	2001	2000	Annual	2001	2000	Annual	2001	2000	Annual	2001	2000	Annual	2001	2000	Employees
	Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production	(active)

Trinidad	1.851	1.835	1.277	—	—	—	.602	.514	.565	—	—	—	—	—	—	336

Augusta GA	.680	.612	.650	.541	.515	.540	.381	.335	.381	.490	.473	.489	.581	.292	.322	120

Lima OH	.542	.488	.539	.097	.096	.098	.370	.191	.314	—	—	—	.227	.113	.144	5	[4]

Geismar LA	.483	.475	.502	.844	.706	.788	—	—	—	—	—	—	1.028	.807	.918	121

Memphis TN	.371	.288	.332	—	—	—	.409	.295	.372	—	—	—	—	—	—	131

TOTAL	3.927	3.698	3.300	1.482	1.317	1.426	1.762	1.335	1.632	.490	.473	.489	1.836	1.212	1.384	713	[5]

1	A substantial portion of ammonia and nitric acid is upgraded to value-added products.

2	HNO3 tonnes.

3	Capacity and production are based on 32% N content.

4	BP Chemicals operates the Lima facility under an operational agreement with PCS Nitrogen.

5	421 contract employees work at the nitrogen plants, for a total active workforce of 1,134.

Did you know?
When crops go off to market, they take along the nutrients that were once in the soil. Replacing those nutrients is the difference between exploiting natural resources and managing them responsibly. PotashCorp helps farmers sustain soil fertility.

Sales of manufactured ammonia jumped by 45 percent. All other nitrogen products were down: urea, 14 percent; nitrogen solutions, 27 percent; ammonium nitrate, 1 percent; nitric acid, 7 percent; other sales, 3 percent. We had 20 percent of the total US market for nitrogen.

Industrial products made up 55 percent of our nitrogen sales. Eighty-five percent of the ammonia produced in our US plants and sold in the US went to industry, reflecting our strategy of emphasizing sales to industrial customers who pay for quality and just-in-time delivery. Those sales were 5 percent higher than in 2000, as we filled the supply gap when other producers were shut down earlier in the year. Our industrial sales of ammonia represented 29 percent of the US industrial market for ammonia. Our urea sales were 43 percent of the industrial urea market and our share of the ammonium nitrate and nitric acid markets was 17 percent and 41 percent, respectively.

Our nitrogen sales included 71,000 tonnes of feed products, 36 percent less than in 2000. Prilled urea was the main product, and most sales were made in the US and Canada. They were affected when high natural gas costs opened the door to low-priced imports.

Prices for all nitrogen products were spurred early in the year by high natural gas prices, and they fluctuated with gas prices throughout the year. Ammonia prices in the US Gulf reached their peak of $290 per tonne in January and by July had fallen by more than half. From the first quarter to the fourth, our industrial prices dropped by 33 percent while fertilizer prices fell 47 percent.

Our strategies are underpinned by a wide and diverse customer base. Our largest purchaser represents only 4 percent of our total business, which means that we aren't tied to the fortunes of any one customer or market.

Diversified Customers

Trust and Responsibility

By using best practices to link with employees, work with neighbors and constantly improve our safety, health and environmental standards, we aim to meet our commitment to those who depend on us.

Stewardship

People and Community Connections

Employees in Five Countries: We recognize that our people are key to our success and so we offer programs such as succession planning, skills training, safety, competitive compensation and benefits.

An initiative to implement a company-wide human resources and payroll system to replace legacy and inherited systems from past acquisitions began in 2001. This new system will help us to consistently manage our current widespread human resource operations and facilitate future growth.

Human resources practices and policies are reviewed regularly to determine their alignment with competitive practices and our business objectives. In 2001, a company-wide policy, Respect in the Workplace, was developed and continues to be implemented, including employee training. The tuition reimbursement plan was improved to include certain advanced degrees for courses related to an employee’s current or potential position with the company. The Canadian staff flexible benefits program and the US health care and long-term disability plans were redesigned to maintain competitiveness and value to employees in line with company cost considerations. Our Canadian and US retirement savings plans allow employees to invest in company stock if they choose. The company contributes to these plans in the form of cash.

Negotiations with US and Canadian unions were successfully completed over the last two years. Talks at the Lanigan potash operation reached stalemate and the union issued a strike notice, resulting in the company locking out the employees on December 2. Both sides thereafter returned to the bargaining table and negotiated an agreement that was ratified on December 19.

The 800 long-service awards presented in 2001, along with 162 spouse awards, illustrate the long-term commitment employees have made to the company. Looking to tomorrow, the PotashCorp College Scholarship Program awarded 40 new and 35 continuing scholarships to sons and daughters of employees.

Sharing with Neighbors: Through continuing commitment by PotashCorp and our employees, our connection with the many communities in which we operate is strengthened and broadened. Both time and money are expended on a wide range of causes. Our Matching Gift Program enables us to match employees’ personal donations to their favorite charities. Following the terrorist attacks of September 11, we opened this program to include donations to disaster relief agencies.

In Saskatoon, we assist many agencies, particularly those working in education and health. In 2001, our global interests were reflected in our major contribution to the Saskatoon Zoo Foundation to build quarters for exotic animals from many countries. We sponsored Saskatchewan’s largest air show, the Canada Remembers International Air Show. We became a sponsor of the Progressive Farmer Farm Safety Day Camp program in the US, which strives to reduce the incidence of injuries, illnesses and deaths related to agriculture.

Corporate office employees and those at many PotashCorp operations contribute significantly to their local United Way. Employees at corporate headquarters received the Saskatoon United Way’s Gold Award and Campaign Super Star Award. Augusta employees surpassed their goal and set a plant record for contributions to their local United Way, which operates in 15 counties of Georgia and South Carolina.

Employees at White Springs work with the Florida Disabled Outdoor Association to provide opportunities to hunt deer, ducks and turkey on both reclaimed and unmined land.

Wheelchair-accessible blinds have been built for deer hunting in this excellent wildlife habitat. Lodging, camper connections and meals are provided for the weekend excursions.

Trinidad helped organize the second annual Terry Fox Run with the Canadian High Commission, raising funds for the National Cancer Register. Aurora employees participated in the American Cancer Society’s Relay for Life. Aurora also sponsors the YMCA Pamlico County Day Camp for children in grades one to eight. Many of our divisions have close connections to schools and students; several have adopted schools. Geismar is deeply involved in the annual ChemFriends exhibition, which introduces children to the joys and challenges of modern science.

Many of the company’s outdated but still useful computers have been donated to schools and other community agencies. During Chicago’s cold winter of 2000-01, we donated 1 billion Btu of natural gas to Peoples Energy Company for the Share the Warmth Program administered by the Salvation Army. In the health area, Yumbes contributed to the Teleton campaign, which gives medical support to disabled children.

Fertilizer and the World Community

Fertilizer’s Environmental Benefit: Healthy apples don’t just happen. They require water, air and the soil nutrients that fertilizer provides. Other crops, too, need fertilizer so they can nourish people and animals. Every crop removes nutrients from the soil, which fertilizer replenishes to maintain yield and quality.

Globally, crop yields are higher than they’ve ever been, and fertilizer contributes one-third of that increase. Without fertilizer, crop production could never keep up to the rising population. Arable land is lost every day and even plowing up parks, forests, wetlands and wildlife habitat would not provide enough land to properly feed the world. Fertilizer is key.

Fertilizer has strong environmental benefits, too. It helps farmers secure the soil and water resources they depend upon. Together with improved crop and soil management technologies, proper fertilization has proved critical for reducing soil erosion.

This is the core of the fertilizer story, the core of the apple, you might say. The worm in that apple is the misconceptions and myths about the need for crop nutrients and their impact on ecosystems and the environment.

It’s time to set the record straight.

Planting Seeds for Fertile Minds: In 2001, PotashCorp began doing just that with our Fertile Minds campaign. We held a symposium that brought together scientists and industry people, and have initiated a campaign that gives the facts about fertilizer and its vital role. It’s all on our informative web site, www.fertile-minds.org.

As a world producer of all three major crop nutrients, we want people to understand how essential it is that farmers return nutrients to the soil with fertilizer. Through Fertile Minds, we are planting the seeds of knowledge that the environment and people benefit when nutrients are in adequate, balanced supply — and suffer when they are not. We’re fighting against misinformation and misconceptions about fertilizer; together with our many friends around the world, we will speak with one powerful voice. Our goal is an informed public that understands the need for fertilizer and appreciates the care with which it is produced and applied.

Safety, Health and Environment

Our Goal — No Harm to People, No Accidents, No Damage to the Environment: In 2001, we developed a comprehensive Safety, Health and Environmental (SHE) Management System and implemented it throughout the company. The cornerstone of the system is our pledge to work to achieve our goal of causing no harm while demonstrating respect for the natural environment. We consult with and listen to our employees, customers, neighbors and public interest groups, and work with our partners, suppliers, regulators and competitors to continuously improve the standards of our industry. Everyone who works for PotashCorp anywhere is responsible for our safety, health and environmental performance. We recognize that good performance in these areas is critical to our success.

We developed our SHE Management System by utilizing best practices applied to regulatory compliance and safety, health and environmental management in the various countries in which our facilities are located. The system guides line managers, who are accountable for the SHE performance at their facilities. It helps them focus their organizations on critical safety, health and environment needs, forecast and allocate resources, set direction for activities and consistently deliver improved SHE performance. We are confident that our emphasis on these areas will result in enhanced performance, protect our reputation and make us a leader in all areas of our business around the world.

Safety Performance: Continuous improvement in safety performance is fundamental to each facility’s annual goals. All of us believe one injury is one too many. Throughout the company there were 18 lost-time injuries in 2001, one less than in 2000. The year-over-year lost-time frequency rate increased slightly because production cutbacks meant fewer hours were worked. In addition to the SHE Management System introduced, significant effort was made to enhance the potash division safety program.

Most tragically, a fatal injury occurred at our Allan potash mine. In 2000, our Aurora phosphate facility reached an industry record of 9.9 million hours worked without a lost-time injury, but its safety performance in 2001 was hampered by four lost-time injuries.

Facilities in all three divisions reached significant milestones in 2001, led by Geismar, which passed 12 years and 5 million hours without a lost-time injury. Such major safety achievements are recognized with special ceremonies and awards presented by senior management. White Springs had no lost-time injuries in 2001, and experienced the fewest recordable injuries (requiring medical treatment) since operations began in 1965.

Augusta, one of our facilities using a behavior-based safety program, completed 8,224 behavior safety observations of employees at their workstations, resulting in personal safety contacts with more than 16,000 people regarding their work practices. Its overall safe work performance, using this safety program, was measured at 97 percent, including observations taken during the facility’s major turnaround period.

The training of mine rescue teams and emergency response teams is essential to protect the workforce, customers, public, environment and PotashCorp’s reputation. To enhance this training, competitions are held each year among all types of mines across Canada. Patience Lake won the surface competition at the Saskatchewan Mine Rescue Competition, while Cory was runner-up in the underground competition. The Town of Lanigan team that won the 21st annual PCS Potash Firefighters Competition included three members and two coaches from our Lanigan mine. Teams compete in events demanding a range of firefighting skills.

PotashCorp and Environmental Custodianship: We recognize that environmentally safe facilities depend on technically sound plants and equipment and on competent people with an active safety, health and environmental culture. No activity is so important that it cannot be done safely without creating undue environmental risk.

Numerous research studies have shown that conservation tillage practices reduce soil erosion. Our superphosphoric acid and nitrogen solutions fertilizers are crucial in minimum till agriculture, the most popular and environmentally responsible form of conservation tillage.

Unit managers assure themselves and senior management that all environmental processes are in place and working effectively to manage environmental risks associated with their activities. Assurance is achieved through regular risk assessment and risk management programs, peer reviews, self-assessments and reviews of performance indicators against agreed targets. This process is supplemented by internal and external periodic environmental audits directed by company SHE staff. During the year, all potash, phosphate and nitrogen operating facilities were internally audited and found to be in material compliance with applicable environmental regulations.

One of the measures of environmental performance is emission rate, which is a calculation of pounds of Toxic Release Inventory listed chemicals released divided by the sum of all final products plus intermediate products such as ammonia and phosphate rock. Between 1998 and 2000, the most recent reporting year, our nitrogen and phosphate plants helped reduce the company’s overall emission rate by more than one-third. Reductions in production, favorable climatic conditions and improvements in plant operations affected the decrease.

PCS Joint Venture, a Florida general partnership, continued in 2001 to address an environmental issue at its fertilizer and distribution center at Lakeland, Florida. The remedial investigation and feasibility study is continuing on schedule and is projected to be completed in June 2003.

The federal grand jury investigation of environmental matters at our Geismar facility continues.

Our web site at www.potashcorp.com provides in-depth information on our safety, health and environmental activities.

Potash and Its Environment: PotashCorp does environmental research both internally and through the Saskatchewan Potash Producers Association (SPPA) to find ways to minimize the environmental impact of potash waste. In 2001, an attempt to establish salt-tolerant indigenous vegetation on test sites at several mines was successful despite difficult drought conditions. The SPPA is also studying ways to maximize the lives of tailing storage areas and minimize the land required. PotashCorp is researching the conversion of part of potash waste into a material that can be managed with reduced environmental impact.

Saskatchewan potash producers are developing plans to decommission the mines in the distant future when the ore may be exhausted. Interim plans for each mine have been approved by Saskatchewan Environment and Resource Management, and financial assurance for the interim period is in place and approved. The plans are to be revised by 2005 and will include a cost-benefit analysis of alternative decommissioning solutions.

Lanigan began restoring a wildlife area near its offices that attracts waterfowl, shorebirds and small mammals. A pipeline was built to carry supplementary water to existing sloughs and indigenous vegetation will be planted. Cory and Lanigan completed upgrades of their tailings management areas.

Phosphate and Its Environment: Aurora installed a $2.5-million scrubber on a stack to reduce fine particulate emissions and will install other units when satisfactory testing is completed. Through a plant-wide program of environmental training, strict waste minimization and recycling, it has reduced its solid waste output by 74 percent since 1990.

White Springs improved water treatment capabilities and reduced treatment costs by installing lime slakers at its Suwannee River complex. In 2002, it will begin testing its innovative water treatment and management system, which combines existing technologies with land reclamation areas. The Florida Department of Environmental Protection views this system as a model for voluntary pollution prevention, and approved testing.

In 2001, more than 15 million tonnes of PotashCorp products were transported from our facilities to our customers. Much of that tonnage travelled by rail, and again we received railway company awards for safe handling. Since September 11, we have worked with suppliers and customers to implement new security measures at our plants and on road, rail and ship.

Feed plants at Weeping Water and Kinston replaced old dust collectors with modern units, helping protect the environment while reducing operating costs.

Dry weather delayed Aurora’s plan to plant 200,000 trees on reclaimed land, but 18,500 were planted. Its idled No. 2 gypsum stack was reclaimed by capping it with topsoil and seeding it. The facility increased its total successful wetland mitigation acres by 61 to 1,718. White Springs reclaimed 1,100 acres, almost three times the acreage it mined in 2001.

Florida legislation passed in 1975 requires phosphate companies to reclaim lands they mine. PotashCorp is a leader in such reclamation, but our commitment to restoring mined lands to economic and environmental productivity goes further. White Springs is participating in a state program that encourages reclamation of lands mined before 1975. This allowed us to maintain our skilled reclamation workforce during a difficult year for the phosphate business.

Nitrogen and Its Environment: All facilities have formal annual environmental training for all employees. Interviews of randomly selected employees during internal environmental audits demonstrated a high level of knowledge about environmental regulations and procedures.

Several audits and inspections were conducted at Augusta by state and federal environmental protection staff, who found no violations. New pollution prevention equipment cut emissions of oxides of nitrogen (NOx) from the facility’s ammonia plant.

The Trinidad and Tobago government is currently implementing new environmental rules and regulations. In anticipation of these rules, our Trinidad facility has been improving its environmental management and monitoring programs. On-line ambient air monitors for ammonia were installed in 2001 and extensive stack testing during the year has shown full compliance with the proposed air emission regulations. Ammonia emissions to the atmosphere were 34 percent below 2000 levels.

Lima, which is operated for PotashCorp by BP Chemicals, received a Return on Environment Partnership Award from BetzDearborn for a chlorine reduction program that improved wastewater quality. As well as exceeding new permit requirements for the discharge of chlorine, the program saved $220,000 in operating costs and extended the life expectancy of critical carbon steel heat exchangers by five years. BetzDearborn supplies chemicals and engineered programs for treatment of water, wastewater and industrial process systems.

Geismar continues to install impervious liners in its gypsum stack area to enhance groundwater protection, further improve discharge water quality and minimize space required for stacking. It also added a $2-million water scrubber for an ammonium nitrate plant that improves nitrogen operations and reduces emissions. The installation of the new UAN mix tank reduced ammonia, nitric acid and particulate matter emissions.

Memphis initiated a water balance engineering study that should result in reducing the ammonia in water going to the municipal sewage treatment plant.

At the Clinton plant in Iowa that we closed in 1999, we have broken new ground by building a wetland to cleanse nitrates from groundwater. Nitrogen compounds have been reduced by more than 90 percent in this unique project praised by state environmental officials.

Corporate Governance

Focus on Best Practices: In 2001, the PotashCorp board of directors renewed its focus on and commitment to corporate governance, seeking to achieve best practices in this area as elsewhere in the company’s operations. At the same time, the board recognized that the acid test of best practices corporate governance is that it defines and strengthens processes while enhancing management efforts to maintain and increase shareholder value.

Awards received in 2001
Aurora
Norfolk Southern’s Thoroughbred Award for no hazardous material shipping violations

Geismar
Canadian National Illinois Central Railway Award for 2000 safe shipping

Lima
BetzDearborn Return on Environment Partnership Award

Memphis
Canadian National Illinois Central Railway Award for 2000 safe shipping

New Brunswick
Canadian Institute of Mining New Brunswick branch trophy for lowest severity and frequency rate in the province’s mining industry

Weeping Water
Nebraska Safety Council’s Safety Merit Award

Safety and Health Council of Greater Omaha Gold Award of Honor (sixth year)

White Springs
Florida Commissioner of Education Business Recognition Award for support of education in its area

Shelby County Education Association’s Bill Colvert Friend of Education Award for 2000-01

Audubon Society Award for Corporate Partnership

Norfolk Southern’s Thoroughbred Award for no hazardous material shipping violations

Did you know?
Food grown with mineral fertilizers is not only nutritious; it also is safe. Independent scientific risk assessments conducted by the US Environmental Protection Agency, State of California and the Weinberg Group all concluded that fertilizers and their possible trace metal content pose no threat to human health or the environment.
The fertilizer industry is a strong force in keeping its products secure for their intended use. Industry-sponsored awareness programs encourage retailers to know their customers, protect their product, and make the right call when suspicious activity is observed.

Through the year, the board’s corporate governance and nominating committee examined PotashCorp practices, the Toronto Stock Exchange corporate governance guidelines and the interim and final recommendations of the Joint Committee on Corporate Governance (the Saucier Commission). Then it went to work to build an approach to corporate governance that combines the best of these, recognizing that moving to best practices will always be a work in progress. Effective corporate governance is a moving target.

Important changes were implemented in these areas:

•	Board evaluation, orientation and continuing education

•	Director recruitment that recognizes the need for a breadth and depth of talent

•	Ensuring directors have an ongoing stake in the company by reworking director compensation to include deferred share units, thus tying a portion of each director’s remuneration to the value of PotashCorp shares

•	Risk management

The board is refining its existing strategic planning process, and reviewing its approach to succession planning. More details of this year’s corporate governance initiatives can be found in the proxy circular.

The corporate governance and nominating committee met three times during 2001 to review and develop these practices, and between meetings the committee chair devoted considerable energy to the corporate governance initiative.

Directors continue to meet without management present at the beginning of regularly scheduled board meetings. The board annually reviews the status of directors as independent or non-independent, applying the New York Stock Exchange standard. Ten of 12 directors are currently independent; the non-independent directors are William Doyle and Thomas Wright. No substantial shareholders are represented.

Committees of the Board of Directors: Board committees play a significant role in the discharge of board duties and obligations; committee chairs submit items for board agendas and report on activities. The audit committee is empowered to retain outside advisors and individual directors may engage outside advisors at the company’s expense upon authorization of the executive committee.

The executive committee has five directors. Between meetings of the board it has, with certain limitations, all the powers vested in the board.

All audit committee members must be, and are, independent. The four-member committee meets with the company’s financial management personnel and auditors at least once each quarter to review financial reporting practices, procedures and standards and to review and authorize the release of unaudited quarterly financial statements. The committee reviews the annual financial statements before their submission to the board for approval.

The compensation committee of five independent directors recommends to the board on compensation issues relating to directors and senior management and on corporate salary and benefits policy. In consultation with the CEO, it considers and reports to the board on corporate succession matters.

The five-member corporate governance and nominating committee examines and reports to the board on all aspects of governance, oversees the director recruitment process and recommends nominees to the board for election as directors.

The safety, health and environment committee of four directors works to ensure that the company fulfills its commitment in these areas. It approved a new safety, health and environmental policy in 2001 and presented it to the board before it was implemented at all operations.

Management meets regularly with institutional shareholders, and quarterly conference calls are available live on the PotashCorp web site. Shareholder questions, comments and concerns about corporate governance may be directed to the Senior Vice President, Corporate Relations, who is responsible for implementing the company’s disclosure policy; the Corporate Secretary; or the company’s transfer agent.

Management’s Discussion & Analysis

of Financial Condition and Results of Operations (in US Dollars)

The following discussion should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

Gross Margin

	Dollars (millions)

	2001	2000	1999	1998	1997	2001 Change	vs	2000 % Change

Potash	$241.8	$304.0	$301.9	$316.3	$257.6	$(62.2)		(20)
Phosphate	62.7	74.1	127.8	228.2	194.4	(11.4)		(15)
Nitrogen	94.7	104.7	(21.4)	64.8	133.2	(10.0)		(10)

	$399.2	$482.8	$408.3	$609.3	$585.2	$(83.6)		(17)

2001 vs 2000

•	lower offshore sales volumes and higher unit costs contributed to reduced potash gross margin

•	in phosphate, reduced production tonnes and higher ammonia costs in the first half of the year drove up unit costs, reducing gross margin

•	lower DAP prices also contributed to reduced phosphate gross margin

•	nitrogen gross margin decreased year-over-year, unit costs of production increased

2000 vs 1999

•	record potash sales volumes were offset by lower product prices, resulting in a slight increase in potash gross margin

•	increased worldwide phosphate capacity caused excess product supply, lower fertilizer sales and lower product prices, which reduced phosphate gross margin

•	dramatic positive turnaround in nitrogen prices increased gross margin

Overview

	Dollars (millions)
	except per share amounts			% Increase (Decrease)
	2001	2000	1999	2001	2000

Net Sales	$2,072.7	$2,231.6	$2,061.1	(7)	8

Gross Margin	$399.2	$482.8	$408.3	(17)	18

Provision for Plant Closures and Office Consolidation	—	$24.3	$65.0	—	(63)

Provision for Asset Impairment	—	—	$526.6	—	—

Operating Income (Loss)	$269.7	$326.8	$(353.0)	(17)	—

Net Income (Loss)	$121.2	$198.0	$(412.0)	(39)	—

Net Income (Loss) Per Share — Basic	$2.34	$3.78	$(7.60)	(38)	—

Net Income (Loss) Per Share — Diluted	$2.32	$3.76	$(7.60)	(38)	—

2001 vs 2000

•	potash sales volumes decreased, primarily in offshore markets

•	phosphate fertilizers, particularly DAP, were plagued by reduced import demand in the two largest offshore markets, China and India

•	increased worldwide phosphate capacity further pressured sales volumes and prices for phosphate fertilizer

•	strong phosphate industrial business helped mitigate the effects of reduced fertilizer sales

•	nitrogen fertilizer prices fell throughout 2001, due to falling gas prices in the United States and record imports of nitrogen products

•	selling and administrative expenses declined for the second year in a row

•	fewer Saskatchewan-based sales tonnes resulted in decreased provincial mining taxes

•	other income decreased due to the one-time gain on sale of Moab Salt Inc. (“Moab”) in 2000

•	in May 2001, the company issued $600.0 million of 10-year 7.75 percent notes, which increased interest expense

•	effective consolidated income tax rate increased from 27 percent in 2000 to 36 percent in 2001

2000 vs 1999

•	net sales increased due to dramatic positive turnaround in nitrogen prices and record potash sales volumes

•	other income increased, primarily due to the $16.3 million gain on the sale of Moab

•	a weaker Canadian dollar versus the United States dollar resulted in foreign currency translation improvement over 1999

•	interest expense increased due to higher interest rates and increased short-term borrowings

•	profitability increased, resulting in higher income tax expense

Potash

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000

Net Sales
North American	$232.1	$237.8	$237.4	(2)	—	2,894	2,939	2,870	(2)	2	$80.21	$80.92	$82.71	(1)	(2)
Offshore	293.4	340.9	325.9	(14)	5	3,349	3,973	3,604	(16)	10	$87.62	$85.79	$90.42	2	(5)

	525.5	578.7	563.3	(9)	3	6,243	6,912	6,474	(10)	7	$84.18	$83.72	$87.00	1	(4)

Cost of Goods Sold
Cash Costs	249.8	233.8	224.2	7	4						$40.01	$33.82	$34.63	18	(2)
Depreciation and Amortization	33.9	40.9	37.2	(17)	10						$5.43	$5.92	$5.75	(8)	3

	283.7	274.7	261.4	3	5						$45.44	$39.74	$40.38	14	(2)

Gross Margin	$241.8	$304.0	$301.9	(20)	1						$38.74	$43.98	$46.62	(12)	(6)

2001 vs 2000

Net sales for potash decreased in 2001. Results were significantly affected by conditions in the offshore market as record offshore sales volumes in 2000 led to high inventories in several key consuming countries at the beginning of 2001. These customers did not purchase product until their inventories were reduced. Depressed prices for several offshore crops that use potash lowered world consumption. In addition, aggressive selling by Russian marketing agency IPC resulted in lower offshore sales volumes in 2001 as compared to 2000. North American sales tonnes were down slightly, due primarily to reduced consumption. Average realized sales prices were up slightly in offshore markets due to lower freight costs but down slightly in the North American market, principally due to competitive pressures.

The company continued to match supply with demand and as a result, the number of shutdown weeks increased significantly over those in 2000 (63 weeks in 2001 compared to 38 in 2000). The increase in shutdown weeks, high natural gas prices in the first half of 2001 and a stronger Canadian dollar in the first half of the year resulted in higher unit production costs for the year.

2000 vs 1999

Potash performance was highlighted by record offshore sales volumes, primarily as a result of healthy demand from China and Brazil. North American sales volumes were close to the record established in 1997. The combination of these factors resulted in a new record for total sales tonnes. Average domestic and offshore sales prices were down due to competitive pressures. In the offshore market, 83 percent of sales volumes (1999 — 82 percent) were sold through Canpotex.

Potash unit cost of sales decreased, due primarily to record production volumes and fewer shutdown weeks.

Phosphate

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000

Net Sales
Fertilizer — liquids	$145.0	$192.3	$215.5	(25)	(11)	741	986	1,034	(25)	(5)	$195.56	$195.10	$208.47	—	(6)
Fertilizer — solids	130.1	222.9	278.4	(42)	(20)	927	1,523	1,645	(39)	(7)	$140.30	$146.31	$169.26	(4)	(14)
Feed	208.6	215.4	216.8	(3)	(1)	874	907	898	(4)	1	$238.79	$237.44	$241.30	—	(2)
Industrial	168.1	151.9	133.1	11	14	503	477	439	5	9	$334.32	$318.48	$303.21	5	5

	651.8	782.5	843.8	(17)	(7)	3,045	3,893	4,016	(22)	(3)	$214.06	$201.00	$210.12	7	(4)

Cost of Goods Sold
Cash Costs	517.5	640.9	654.7	(19)	(2)						$169.95	$164.63	$163.02	3	1
Depreciation and Amortization	71.6	67.5	61.3	6	10						$23.52	$17.34	$15.27	36	14

	589.1	708.4	716.0	(17)	(1)						$193.47	$181.97	$178.29	6	2

Gross Margin	$62.7	$74.1	$127.8	(15)	(42)						$20.59	$19.03	$31.83	8	(40)

2001 vs 2000

Overall, phosphate net sales decreased in 2001. The phosphate fertilizer market was weak due to poor world supply/demand fundamentals caused chiefly by new production capacity in Australia and India and reduced purchases by major importers, primarily China and India. Solid fertilizers lost money in 2001 on a gross margin basis, primarily due to lower prices. The company cut production during the year and by year-end was operating only the solid fertilizer capacity required to produce its higher-margin products, which is less than 30 percent of its total solid fertilizer capacity. That production was being used to supply North American customers. North American fertilizer sales volumes also declined, affected by reduced North American phosphate consumption, down an estimated 5 percent in 2001. The industrial market continued to provide good margins during the year. Sales volumes were up as compared to 2000, primarily due to the additional sales provided by the purchase of the remaining 50-percent interest in Albright & Wilson Company (“A&W”) near the end of the first quarter of 2000. New customers also added to sales volumes. Higher average prices on a year-over-year basis are also due to the A&W acquisition as the company now sells an upgraded product that is higher priced. PotashCorp’s wet acid production, which is expanding, provided shelter from the downturn in certain phosphoric acid markets. Feed sales volumes were flat in the offshore market but down in the North American market due to decreased demand. Sales prices for feed products were flat overall.

The price of sulfur, a key phosphate input, decreased significantly as compared to 2000 due to reduced demand as domestic DAP producers cut back production. The price of ammonia (another key input) increased in the first part of the year due to the higher natural gas prices. As the price of natural gas fell during the year, ammonia prices tracked this decline, ending the year at levels lower than at the end of 2000. The increase in ammonia prices in the first part of the year more than offset the savings on sulfur and, combined with lower production volumes (which spread fixed costs over fewer tonnes), increased per-tonne production costs.

2000 vs 1999

Overall, phosphate net sales declined in 2000, due primarily to lower fertilizer sales volumes and prices.

Higher industrial net sales compared to 1999 were principally due to securing new business, the company’s purchase of the remaining half-interest in A&W and changes in product and customer mix.

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

Nitrogen

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000	2001	2000	1999	2001	2000

Net Sales
Urea	$215.4	$236.3	$180.2	(9)	31	1,346	1,572	1,614	(14)	(3)	$160.01	$150.33	$111.63	6	35
Ammonia	313.6	217.5	198.6	44	10	1,993	1,377	1,915	45	(28)	$157.35	$157.99	$103.69	—	52
Nitrogen Solutions	114.9	135.7	110.4	(15)	23	1,156	1,593	1,681	(27)	(5)	$99.34	$85.15	$65.65	17	30
Other[1]	158.1	145.1	117.6	9	23	2,227	2,265	2,307	(2)	(2)	$71.06	$64.04	$50.98	11	26

	802.0	734.6	606.8	9	21	6,722	6,807	7,517	(1)	(9)	$119.31	$107.92	$80.72	11	34
Purchased	93.4	135.8	47.2	(31)	187	628	896	434	(30)	106	$148.55	$151.55	$108.81	(2)	39

	$895.4	$870.4	$654.0	3	33	7,350	7,703	7,951	(5)	(3)	$121.82	$112.99	$82.25	8	37

Fertilizer	$424.7	$463.2	$345.5	(8)	34	3,282	3,772	4,087	(13)	(8)	$129.39	$122.78	$84.52	5	45
Feed and Industrial	470.7	407.2	308.5	16	32	4,068	3,931	3,864	3	2	$115.71	$103.59	$79.84	12	30

	895.4	870.4	654.0	3	33	7,350	7,703	7,951	(5)	(3)	$121.82	$112.99	$82.25	8	37

Cost of Goods Sold
Cash Costs	730.8	702.9	604.4	4	16						$99.43	$91.25	$76.02	9	20
Depreciation and Amortization	69.9	62.8	71.0	11	(11)						$9.51	$8.15	$8.92	17	(9)

	800.7	765.7	675.4	5	13						$108.94	$99.40	$84.94	10	17

Gross Margin	$94.7	$104.7	$(21.4)	(10)	—						$12.88	$13.59	$(2.69)	(5)	—

[1]	Sales volumes of Other nitrogen products include tonnes for the byproduct carbon dioxide.

2001 vs 2000

Overall, nitrogen net sales increased in 2001. The nitrogen fertilizer market was volatile. High natural gas prices at the beginning of the year resulted in higher sales prices for all nitrogen fertilizer products as there were significant domestic production curtailments. With a significant portion of its gas costs locked in, PotashCorp was a major beneficiary of those higher prices. However, as natural gas prices fell, more domestic production came back on stream and nitrogen sales prices fell. In addition, the high North American prices at the beginning of the year attracted imports from offshore competitors. By year-end, most import activity had declined, with the exception of nitrogen solutions where import levels remained high. Sales volumes of manufactured ammonia increased significantly as the company’s plants in Trinidad were operational for the full year, thereby reducing the need to supplement production with purchased product. Urea and nitrogen solutions sales volumes were down primarily due to competition from offshore producers and reduced consumption. While sales in the nitrogen feed and industrial markets were affected by the slowing economy, PotashCorp’s nitrogen feed and industrial volumes were up. Average prices for feed and industrial products also increased as compared to 2000.

The unit cost of production increased during the year as a result of higher natural gas prices in the United States. Unexpected plant outages and some plant idling also contributed to increased costs. The average cost of natural gas in Trinidad was lower in 2001 than in 2000 due to renegotiation of certain of the company’s gas contracts in 2000.

2000 vs 1999

Prices for all nitrogen products were higher than in 1999. Healthy demand and tight supply were a result of temporary and permanent plant shutdowns as North American nitrogen producers responded to a spike in natural gas prices. The significant increase in US prices accelerated industry rationalization in North America. The company’s significant hedged natural gas position for its US plants and its indexed natural gas contracts in Trinidad provided an advantage to PotashCorp versus its competitors. Closure of high-cost nitrogen plants in 1999 and renegotiation of a Trinidad natural gas contract in 2000 helped the company capitalize on these industry conditions.

Sales volumes of manufactured products decreased compared to 1999, primarily due to the permanent closure of two of the company’s plants in the third quarter of 1999 and the temporary shutdown of two ammonia plants in Trinidad during the first half of 2000 while a new gas contract was being negotiated. Sales volumes of purchased products increased to replace the loss of Trinidad volumes.

The company sold a larger portion of its North American nitrogen production to the more stable feed and industrial market. Feed and industrial products represented 51 percent (1999 – 49 percent) of nitrogen sales volumes and 47 percent (1999 – 47 percent) of net sales. Exclusive of carbon dioxide, the average non-fertilizer price in 2000 was $128.34 per tonne, compared to $108.43 in 1999.

In the production of ammonia, the average unit natural gas input cost increased by 37 percent compared to 1999. Higher unit production costs, due to plant shutdown costs and reduced production, also contributed to the increase in unit cost of sales.

Expenses

	Dollars (millions)			% Increase (Decrease)
	2001	2000	1999	2001	2000

Selling and Administrative	$99.7	$111.0	$116.3	(10)	(5)

Provincial Mining and Other Taxes	70.0	77.2	77.1	(9)	—

Interest	80.3	61.6	51.5	30	20

Income Taxes	68.2	67.2	7.5	1	796

2001 vs 2000

Selling and administrative expenses declined from 2000 due to a combination of reduced compensation expense, decreased lease expense after the office consolidation in 2000 and reductions in relocation costs in 2001.

Fewer Saskatchewan-based sales tonnes as compared to 2000 and lower per-tonne margins resulted in a reduction of provincial mining taxes. The provincial mining tax rate per tonne was flat on a year-over-year basis.

In May 2001, the company issued $600.0 million of 10-year 7.75 percent notes under its shelf registration statement, the proceeds of which were used to finance the buyout of the Trinidad plant leases (at a cost of approximately $384.0 million) and pay down short-term debt. This had the effect of bringing additional debt on to the balance sheet, removing lease expense from nitrogen cost of sales (which was primarily offset by increased depreciation) and increasing interest expense for the year. Weighted average total debt outstanding increased from $916.4 million in 2000 to $1,205.7 million in 2001. The weighted average interest rate on total debt outstanding during the year was 6.2 percent (2000 – 6.8 percent).

The amount of the provision for income taxes was flat as compared to 2000. However, the effective consolidated income tax rate increased from 27 percent (exclusive of the gain on sale of Moab for which there was no tax effect) of income before income taxes in 2000 to 36 percent in 2001. This increase was primarily due to a reduction in additional tax deductions and the geographic mix of earnings. The current/future income tax split in 2001 approximated 30 percent current and 70 percent future. In 2000, the current/future split approximated 49 percent current and 51 percent future. The change in this split is primarily due to lower earnings in Canada in 2001.

2000 vs 1999

Selling and administrative expenses decreased in 2000, primarily due to the reduction in the amortization of goodwill which was partially offset by one-time relocation costs relating to the Northbrook, Illinois office.

Provincial mining and other taxes were flat compared to 1999.

During 2000, the company accessed the commercial paper market (in part to finance the share repurchase program) due to lower borrowing costs, rather than draw down its term credit facility, resulting in an increase in short-term debt and a reduction in long-term debt. Overall, interest expense increased by$10.1 million. Weighted average total debt outstanding increased from $826.8 million in 1999 to $916.4 million in 2000. The weighted average interest rate on total debt outstanding during the year was 6.8 percent (1999 – 5.8 percent).

The provision for income taxes in 1999 contained a future tax recovery in the amount of $48.6 million relating to the plant closures and asset impairment charge. In 2000, the future tax recovery related to the plant closure charge was only $6.6 million. The balance of the increase in the provision was due to higher earnings before tax (exclusive of the gain on sale of Moab).

The effective consolidated tax rate for 2000 was 27 percent (1999 – 30 percent) of pre-tax income.

Provision for Plant Closures

On January 19, 2001, the company announced that it was suspending all DAP production at its White Springs, Florida operations, and that it permanently closed its Davenport, Iowa phosphate feed plant on January 15, 2001. In the fourth quarter of 2000, the company recorded a provision of $24.3 million for asset writedown, severance, inventory allowance, decommissioning and other expenses attributable to these actions.

The shutdown at White Springs brought the company’s total cutback in DAP production in Florida to 0.710 million tonnes on an annualized basis. Production from Davenport, which had an annual capacity of 0.280 million tonnes of monocal and dical, was transferred to Feed Division plants in Marseilles, Illinois and Weeping Water, Nebraska. This allowed these plants to operate at higher operating rates, thereby reducing overall feed plant operating costs by approximately $2.0 million on an annualized basis.

Analysis of Financial Condition and Cash Flow

The following table summarizes certain of the company’s financial ratios and cash flow data as calculated from the consolidated financial statements (see Financial Terms on inside back cover):

Financial Ratios and Cash Flow Data

	2001	2000	% Change

Total Shareholder Return	(20)%	65%	(131)

Book Value per Share	$40.16	$38.81	3

Net Debt to Capital	41%	29%	41

Cash Flow Return	8%	11%	(27)

Cash Provided by Operating Activities ($ millions)	$75.7	$480.4	(84)

Cash Used in Investing Activities ($ millions)	$(690.0)	$(265.4)	160

Cash Provided by (Used in) Financing Activities ($ millions)	$559.6	$(159.0)	—

The reduction in gross margin, increased investment in inventories and repayment of certain of the company’s natural gas margin calls to counterparties (due to declining natural gas prices) resulted in a significant decline in cash provided by operating activities. The increase in inventories was primarily due to an increase in wet concentrate inventory in the phosphate operation at Aurora as the company prepares for the move to the NCPC area, and an increase in natural gas margin account deposits (due to lower natural gas prices).

Additions to property, plant and equipment included the buyout of the Trinidad plant leases of approximately $384.0 million and $32.1 million for the new DFP plant at Aurora. The company also invested $130.4 million in Sociedad Quimica y Minera de Chile S.A. (“SQM”), a Chilean producer of specialty fertilizers, iodine and lithium, and $40.1 million in pre-operating costs at PCS Yumbes S.C.M.

In May 2001, the company issued $600.0 million of 10-year 7.75 percent notes under its shelf registration statement, the proceeds of which were used to finance the buyout of the Trinidad plant leases (approximately $384.0 million) and pay down short-term debt. In December 2001, $5.7 million of other long-term debt was repaid. During the year the company paid dividends of $51.9 million (2000 – $51.9 million).

Contractual Obligations and Other Commitments

	Dollars (millions)
	1 to 3 years	4 to 5 years	Over 5 years	Total

Long-Term Debt	3.2	10.5	1,000.0	1,013.7
Operating Leases	116.9	72.2	155.3	344.4
Raw Material Purchase Commitments	285.0	185.0	725.0	1,195.0

Total	405.1	267.7	1,880.3	2,553.1

Long-term debt primarily consists of $1,000.0 million of notes payable that were issued under the shelf registration statement and $13.6 million Adjustable Rate Industrial Revenue and Pollution Control Obligations. The notes payable are unsecured, bear interest at rates between 7.125 percent ($400.0 million) and 7.75 percent ($600.0 million) and have no sinking fund requirements. The notes are subject to covenants and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at varying rates, are secured by bank letters of credit and have no sinking fund requirements.

Operating leases consist primarily of three items. The first is railcars that are used to transport finished goods and raw materials. These leases extend out to approximately 2020. The second is the lease of port facilities at the Port of Saint John for shipping New Brunswick potash offshore. This lease runs until 2018. The company leases two vessels for transporting ammonia from Trinidad. These leases extend to 2008.

The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and prices based on market rates at the time of delivery. The commitments included in the above table are based on the market prices for the first quarter of 2002.

PotashCorp’s Trinidad subsidiaries have entered into long-term natural gas contracts with the National Gas Company of Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the above table are based on floor prices and minimum purchase quantities.

The company also has a long-term agreement for the purchase of phosphate rock used at the Geismar facility. This agreement sets base price (less volume discounts) for the first three years. Prices in subsequent years are subject to renegotiation. The commitments included in the above table are based on the expected purchase quantity and the set base price (less applicable discounts).

The company has a syndicated credit facility, renewable annually, which provides for unsecured advances. The amount available is the total committed amount less the

Liquidity

		Dollars (millions)
	Total	Available at	Outstanding at
	Commitment	December 31, 2001	December 31, 2001

Syndicated Credit Facility	650.0	256.9	—

Lines of Credit	149.1	133.3	108.0

Commercial Paper	500.0	500.0	393.1

amount of commercial paper outstanding. The lines of credit are also renewable annually and the amount available is reduced by outstanding letters of credit. Both the syndicated credit facility and the lines of credit have financial and other covenants which the company must comply with at each quarter end. The principal covenants require debt to capital of less than 0.55:1, long-term debt to EBITDA of less than 3.5:1, tangible net worth greater than $1,250.0 million and debt of subsidiaries less than $250.0 million. The company was in compliance with these covenants at December 31, 2001.

The company also has a commercial paper program which has been authorized by the Board of Directors. Access to this source of short-term financing depends primarily on the company’s rating by Dominion Bond Rating Service (“DBRS”) and conditions in the money markets. The company is currently rated by DBRS as R1 Low which should allow unrestricted access to the money markets.

The company believes that internally generated cash flow, supplemented by borrowing from existing financing sources, will be sufficient to meet its anticipated capital expenditures and other cash requirements, exclusive of any possible acquisitions, in 2002.

Fair Value of Gas Hedging Contracts

In addition to physical spot and term purchases, PotashCorp employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen and phosphate plants. The maximum period for these hedges cannot exceed five years. PotashCorp uses these instruments to reduce price risk, not for speculative or trading purposes.

The fair value of the company’s gas hedging contracts at December 31, 2001 was $8.9 million ($218.4 million at December 31, 2000). The company’s futures contracts are exchange-traded and fair value was determined based on exchange prices. Swaps and option agreements are traded in the over-the-counter market and fair value was calculated based on a price that was converted to an exchange-equivalent price. (See Note 24 to the consolidated financial statements for a discussion of the company’s financial instruments and risk management.)

Related Party Transactions

The company sells potash from its Saskatchewan mines for use outside of North America exclusively to Canpotex Limited, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan. Sales to Canpotex Limited are at prevailing market prices and are settled on normal trade terms. The company has no other significant related party transactions.

Critical Accounting Policies

The company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These differ in some respects from accounting principles generally accepted in the United States. These differences are explained and quantified in Note 30 of the company’s consolidated financial statements.

The accounting policies followed by PotashCorp will affect the reported amount of assets, liabilities, revenues and expenses. The company believes that the following policies are most significant in determining the results of operations and financial position.

Revenue Recognition

Sales revenue is recognized when there is a firm sales order for product and the product has been physically shipped from the company’s location to the customer. There are no significant product returns as the company’s quality control procedures ensure that product meets customer specifications prior to shipment. Revenue is recorded based on the F.O.B. mine, plant, warehouse or terminal price. Transportation and distribution costs and freight costs recovered from customers are netted against sales revenue.

Financial Instruments

The company enters into forward exchange contracts and natural gas futures, swaps and option agreements to manage its exposure to exchange rate and commodity price fluctuations. These activities have been designated as hedging activities by the company. Gains or losses on foreign currency exchange contracts are recognized monthly and included in foreign exchange in the statement of income and retained earnings. Gains or losses resulting from changes in the fair value of natural gas hedging transactions which have not yet been settled are not recognized, as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses from settled transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales.

Depreciation and Amortization

The company utilizes the units of production method of depreciation for all mine assets and the potash mills. This method uses depreciation rates that are based on estimates of proven and probable reserves. There may be imprecision in these reserve estimates. In periods when there is no production from a mine or potash mill, there is no charge for depreciation. The company’s other assets are depreciated on a straight-line basis which results in a level charge for depreciation that is approximately the same whether producing or not.

Other Assets

Costs, net of revenues earned, incurred to obtain commercial production levels at new plants are capitalized as deferred preproduction costs and then amortized over 10 years. Rotational plant maintenance costs which consist of planned major maintenance projects are also capitalized when incurred and amortized over the period until the next scheduled rotational plant maintenance, which ranges from two to four years.

Inventories

Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value, with cost determined using the first in, first out method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost and certain inventories are valued at the lower of cost and market.

Outlook

PotashCorp believes it is well placed to generate strong cash flow and earnings over the long term due to the high quality of its assets. Fertilizer products, which represent the majority of its sales, are a bulk commodity where lowest delivered cost is the underpinning of a company’s long-term competitive position. Rising world population and the demand for more food and better diets, with meat as a protein source, will drive fertilizer consumption growth over the long term. The company’s excess potash capacity, contrasted with the high capital cost of developing new capacity with limited world potash reserves, should secure the future for potash. Similarly, its low-cost, extensive phosphate rock reserves, particularly in North Carolina, provide a firm foundation for its phosphate business. The company’s growing phosphate product diversification also provides some protection against new capacity developments, the world opportunities for which are more extensive than with potash. Long-term, the company’s extensive nitrogen production base in Trinidad, with lower-priced, indexed natural gas, should provide positive earnings support in the face of cheap offshore gas nitrogen capacity that is displacing higher-cost gas nitrogen plants in North America. Utilizing its superior asset base to grow earnings over time, the challenge for the company is to minimize short-term earnings volatility as a result of fluctuations in demand, particularly with potash sales in offshore markets, and to fend off the impact of new capacity additions around the world, particularly in phosphate and nitrogen.

Long-term prospects are positive. For fertilizer the future is promising. The recommended nutrient application ratios of nitrogen:phosphate:potash (N:P2O5:K2O in grain-based agriculture are 1:0.5:0.5 and few countries have achieved that. Even the US — now 1:0.4:0.4 — has fallen behind with its recent practice of mining the soils. China and India both now have a ratio of 1:0.4:0.1. Agronomists and government officials in developing nations understand the need to improve their ratios and are committed to increasing fertilizer consumption. Government ministers in both India and China have spoken publicly about the need to better balance consumption patterns. Farmers everywhere must balance their fertilizer application to maintain soil fertility so a growing world population can be fed from the current arable land base.

Although the outlook for 2002 is uncertain, a rebound in North American consumption is anticipated, as farmers know they need to replenish their soil nutrients. More acres are expected to be planted and application rates should be up. The new US Farm Bill, which affects farm income, has been passed by the senate but is not yet final. This creates uncertainty.

Generally, corn prices appear to have bottomed out. Global food production will lag behind consumption again this year. Corn stocks, a leading indicator, are projected to be down, a situation that has historically supported higher prices.

Nitrogen prices are much lower than a year ago and new Latin American production tempers any immediate upside unless gas prices rise, shutting down North American production. It will be difficult to match earnings from the first half of 2001. With low gas prices, the company is unlikely to reap the earnings gain its gas hedges provided last year. In fact, its present hedge position, when compared to the current NYMEX futures price for natural gas, would increase annual costs by approximately $20 million, with half of that loss expected in the first quarter. Though imports are generally reduced, they continue to be higher in nitrogen solutions, putting pressure on this product. However, lower prices should encourage consumption.

The growth in world demand for phosphate fertilizers will take some time to surge ahead of the new capacity in India and Australia, keeping a lid on DAP prices. US DAP inventories are manageable and China will likely import more. China’s entry to the WTO gives exporters better access to that market but provides no guarantees regarding purchase levels. It is improbable that China will reach its full quota potential in 2002, keeping DAP prices from increasing significantly and underscoring the problem of depressed world demand weighing on the recovery of the DAP market. Gross margin from DAP is expected to be negative.

On the cost side, ammonia, a key phosphate input, is lower than a year ago, which will reduce operating costs, but sulfur costs are rising. Curtailed operating rates will also increase costs.

Fertilizer Indicators to Watch

•	North American natural gas prices

•	India’s subsidies and DAP production

•	China’s implementation of WTO agreement and fertilizer imports

•	Crop prices

•	US Farm Bill developments

•	US acreage planted

•	Industry consolidation

Non-Fertilizer Indicators to Watch

•	Health of US and world economies

•	Effect of livestock diseases on meat consumption and shift in demand to phosphate feed supplements from meat and bone meal

•	Industrial inventories

•	Closure of furnace-grade phosphoric acid plants

Potash demand is expected to improve in North America but the offshore picture is more cloudy. On the negative side, China ended 2001 with high inventories, which could affect its 2002 first-half purchases. In spite of this, sales volumes should improve in 2002, although the record levels of 2000 are not expected to be reached. On the positive side, IPC raised prices there in early 2002. Thus, offshore prices are expected to remain stable although North American prices may be under pressure as other companies continue to seek in potash a short-term solution to their poor earnings in other nutrients.

Increased sales volumes, if realized, will reduce shutdowns at the potash mines for inventory correction, which would influence production costs on a year-over-year basis. Fewer shutdown weeks are expected than the 63 incurred in 2001.

Demand for nitrogen industrial products should increase with an economic rebound and further industry rationalization could correct areas of oversupply. Phosphate industrial sales are expected to continue to be good, with steady prices and volumes.

Improving demand is anticipated for PotashCorp’s phosphate feed supplements in 2002 and for its Fosfatos production, thanks to the growing Brazilian market. Prices should be stable for all feed products. Long-term, demand will be driven by the desire of more and more people worldwide to add meat, poultry and dairy products to their diets, so continued growth is expected in this area. In addition, as consumers’ apprehension about food safety increases, they are expected to turn away from meat and bone meal in feed which should boost demand for inorganic phosphate in animal feed.

Capital expenditures in 2002 for property, plant and equipment are expected to approximate $225.0 million, including $83.0 million for finishing the construction of a feed plant and expansion of purified acid production at Aurora. Depreciation and amortization are expected to approximate $220.0 million due to full-year depreciation charges in Trinidad, the start-up of the PCS Yumbes plant (from which the company does not anticipate a positive earnings contribution in 2002) and accelerated amortization of nitrogen turnaround costs.

The effective consolidated income tax rate for 2002 is expected to approximate 36 percent with the current/future split estimated as 80 percent current and 20 percent future. The increase in the cash component of income tax expense is primarily due to increased earnings in Canada (which are subject to cash taxes). The actual annual rate will be highly dependent on the source of earnings, with higher potash earnings increasing the current component and higher nitrogen and phosphate earnings increasing the future component.

Overall, the company is projecting earnings in the range of $2.00 per share in 2002 and cash flow from operations (before changes in non-cash operating working capital) in the range of $6.00 per share. As evidenced by the earnings decline in 2001 relative to PotashCorp’s initial guidance, unpredicted intervening events such as the reduction in natural gas prices in 2001 or changes in purchasing practices of major importing countries can materially affect the accuracy of such projections.

Key Earnings Sensitivities

Earnings of the company’s three nutrient segments are sensitive to a number of factors. The key factors by segment and their approximate effect on earnings per share (“EPS”) based on assumptions comparable to 2001 actuals are:

Potash
• Price changes by $5.00 per tonne	±$0.30
• Sales volumes changes by 100,000 tonnes	±$0.05
Phosphate
• DAP/MAP price changes by $5.00 per tonne	±$0.05
Nitrogen
• Urea or ammonia price changes by $5.00 per tonne	±$0.10

Due to the large volumes of potash sold as compared to DAP/MAP or urea/ammonia, the change in potash prices has a much larger effect on EPS than do the products with lower sales volumes. Changes in potash sales volumes have much less impact due to the additional cost of sales associated with the extra tonnes sold.

Forward-Looking Statements

Certain statements in this annual report and this Management’s Discussion and Analysis of Financial Condition and Results of Operations, including those in the “Outlook” section, relating to the period after December 31, 2001, are forward-looking statements subject to risks and uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuation in supply and demand in fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; imprecision in reserve estimates; the outcome of legal proceedings; changes in government policy and regulation; and acquisitions the company may undertake in the future. The company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

11 Year Report

for the years ended December 31

	2001	2000	1999	1998	1997(4)	1996	1995(3)	1994(2)	1993(1)	1992	1991
Financial Data ($millions except per share amounts)
Net Sales	2,072.7	2,231.6	2,061.1	2,307.8	2,325.9	1,403.9	856.1	363.1	212.2	214.1	206.8
Operating Income (Loss)	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6	97.5	56.9	50.6	39.1
Net Income (Loss)*(5)	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7	39.8	31.3
Net Income (Loss) per Share –Basic	2.34	3.78	(7.60)	4.82	5.68	4.59	3.68	2.12	1.13	1.03	0.81
Net Income (Loss) per Share –Diluted	2.32	3.76	(7.60)	4.79	5.63	4.54	3.64	2.12	1.12	1.02	0.81
Dividends per Share	1.00	0.99	0.99	0.96	1.03	1.06	1.06	0.77	0.53	0.51	0.51
Cash Provided by Operating Activities	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8	57.4	53.8
Working Capital	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1	103.3	37.0	70.9	47.4
Total Assets	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4	915.0	898.8
Total Long-Term Debt	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5	2.0	20.1	48.9	54.4
Shareholders’ Equity	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9	964.3	903.7	809.5	788.9
Operating Data (thousands)
Employees at Year-End (Actual Numbers)	4,997	5,338	5,498	5,744	5,751	4,490	4,579	1,781	1,818	1,415	1,227
Potash Production (KCl) Tonnage	6,128	7,149	6,388	6,995	6,483	5,782	6,071	5,298	3,902	3,850	4,030
Phosphate Production (P2O5) Tonnage	1,573	2,042	2,124	2,363	2,282	2,096	1,008	—	—	—	—
Nitrogen Production (N) Tonnage	3,032	2,706	3,138	3,121	2,349	—	—	—	—	—	—
Potash Sales – KCl Tonnes	6,243	6,912	6,474	6,283	6,640	5,612	5,848	5,569	3,795	3,737	3,909
Phosphate Sales – Product Tonnes	3,045	3,893	4,016	4,627	4,434	4,305	2,206	—	—	—	—
Nitrogen Sales – Product Tonnes	7,350	7,703	7,951	7,825	6,775	535	115	—	—	—	—
Net Sales ($ millions)
Potash	525.5	578.7	563.3	545.5	504.2	403.2	421.0	363.1	212.2	214.1	206.8
Phosphate	651.8	782.5	843.8	1,011.0	953.6	892.0	412.1	—	—	—	—
Nitrogen	895.4	870.4	654.0	751.3	868.1	108.7	23.0	—	—	—	—

Total Net Sales	2,072.7	2,231.6	2,061.1	2,307.8	2,325.9	1,403.9	856.1	363.1	212.2	214.1	206.8

(1)	Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.

(2)	The financial statements of the company for 1994 and prior years have been restated to US dollars in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 = CDN$1.4028.

(3)	Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.

(4)	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

(5)	There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.

Financial Performance Indicators
EBITDA ($ millions)	455.4	524.5	401.8	633.2	612.0	387.5	290.6	136.8	86.8	80.0	67.0
Cash Flow Return (%)	8	11	(4)	13	13	12	14	10	7	7	6
Total Shareholder Return (%)	(20)	65	(23)	(22)	(1)	21	112	36	29	15	33
Net Debt to Capital (%)	41	29	31	28	35	31	40	—	9	7	9

The company has included the above data because such data are used by certain investors and analysts as either a measure of liquidity, a measure of a company’s ability to service debt or as a valuation measurement. Such data are included for convenience only. These data are not a measure of financial performance under either Canadian GAAP or US GAAP. In evaluating such data, investors should consider that the methodology applied in calculating the data may differ among companies and analysts. (See Financial Terms on inside back cover.)

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in some respects from those applicable in the United States (see Note 30 to the company’s consolidated financial statements).

Additional Information

*	Data for 1999 include the effects of charges for plant closures and office consolidation and asset impairments of $591.6 million. Net income in 2000 and 1999, exclusive of one-time charges, was $199.5 million and $135.1 million respectively.

Management’s Responsibility

For Financial Reporting

     The accompanying consolidated financial statements and related financial information are the responsibility of PotashCorp management and have been prepared in accordance with accounting principles generally accepted in Canada and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

     To meet management’s responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the company’s accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

     Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 2001 is included.

     The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors — both jointly and separately — to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the audit committee prior to release to shareholders.

     The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

W. Doyle President and Chief Executive Officer February 8, 2002	W. Brownlee Senior Vice President and Chief Financial Officer

Auditors’ Report

To The Shareholders of Potash Corporation of Saskatchewan Inc.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and of cash flow for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the period ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Saskatoon, Saskatchewan February 8, 2002	Chartered Accountants

Comments by Auditor on Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. The company has adopted the provisions of Section 3500 of the Canadian Institute of Chartered Accountants Handbook “Earnings Per Share”. The impact of this change in accounting policy is set out in Note 3 to the consolidated financial statements.

Consolidated Statements of Financial Position

as at December 31	in millions of US Dollars

	2001	2000

Assets
Current Assets
Cash and cash equivalents	$45.3	$100.0
Accounts receivable (Note 4)	256.7	326.6
Inventories (Note 5)	481.1	406.2
Prepaid expenses	36.5	38.9

	819.6	871.7
Property, plant and equipment (Note 6)	3,245.6	2,910.1
Goodwill (Note 7)	97.0	106.4
Other assets (Note 8)	435.1	257.5

	$4,597.3	$4,145.7

Liabilities
Current Liabilities
Short-term debt (Note 9)	$501.1	$488.8
Accounts payable and accrued charges (Note 10)	271.4	525.9
Current portion of long-term debt (Note 11)	—	5.7

	772.5	1,020.4
Long-term debt (Note 11)	1,013.7	413.7
Future income tax liability (Note 21)	457.6	435.1
Accrued post-retirement/post-employment benefits (Note 13)	177.3	175.1
Accrued reclamation costs (Note 14)	83.0	83.0
Other non-current liabilities and deferred credits	6.7	6.3

	2,510.8	2,133.6

Contingencies (Note 25)
Shareholders’ Equity
Share Capital (Note 15)	1,182.5	1,177.4
Unlimited authorization of common shares without par value; issued and outstanding 51,952,482 and 51,840,572 shares in 2001 and 2000, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed Surplus	264.2	264.2
Retained Earnings	639.8	570.5

	2,086.5	2,012.1

	$4,597.3	$4,145.7

(See Notes to the Consolidated Financial Statements)

Approved by the Board,

Director	Director

Consolidated Statements of Income and Retained Earnings

for the years ended December 31	in millions of US Dollars except per share amounts

	2001	2000	1999

Net sales(Note 16)	$2,072.7	$2,231.6	$2,061.1
Cost of goods sold	1,673.5	1,748.8	1,652.8

Gross Margin	399.2	482.8	408.3

Selling and administrative	99.7	111.0	116.3
Provincial mining and other taxes (Note 17)	70.0	77.2	77.1
Provision for plant closures and office consolidation (Note 18)	—	24.3	65.0
Provision for asset impairment (Note 19)	—	—	526.6
Foreign exchange	(13.7)	(8.1)	8.5
Other income	(26.5)	(48.4)	(32.2)

	129.5	156.0	761.3

Operating Income (Loss)	269.7	326.8	(353.0)
Interest Expense (Note 20)	80.3	61.6	51.5

Income (Loss) Before Income Taxes	189.4	265.2	(404.5)
Income Taxes (Note 21)	68.2	67.2	7.5

Net Income (Loss)	121.2	198.0	(412.0)
Retained Earnings, Beginning of Year	570.5	424.4	889.7
Dividends	(51.9)	(51.9)	(53.3)

Retained Earnings, End of Year	$639.8	$570.5	$424.4

Net Income (Loss) per Share – Basic (Note 22)	$2.34	$3.78	$(7.60)

Net Income (Loss) per Share – Diluted (Note 22)	$2.32	$3.76	$(7.60)

Dividends per Share (Note 23)	$1.00	$0.99	$0.99

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flow

for the years ended December 31	in millions of US Dollars

	2001	2000	1999

Operating Activities
Net income (loss)	$121.2	$198.0	$(412.0)
Items not affecting cash
Depreciation and amortization	185.7	187.0	191.1
Loss (gain) on disposal of assets	0.4	(17.9)	0.5
Provision for future income tax	47.7	34.6	(7.2)
Provision for plant closures and office consolidation	—	10.7	37.1
Provision for asset impairment	—	—	526.6
Provision for post-retirement/post-employment benefits	2.1	10.9	7.4

	357.1	423.3	343.5
Changes in non-cash operating working capital
Accounts receivable	69.9	(52.2)	33.8
Inventories	(76.1)	(27.4)	(16.1)
Prepaid expenses	2.3	(3.1)	3.2
Accounts payable and accrued charges	(244.6)	137.4	(5.0)
Current income taxes	(29.8)	15.1	8.1
Accrued reclamation costs	(3.7)	(2.4)	(20.7)
Other non-current liabilities and deferred credits	0.6	(10.3)	(3.2)

Cash provided by operating activities	75.7	480.4	343.6

Investing Activities
Additions to property, plant and equipment	(513.7)	(185.6)	(118.8)
Acquisition of Minera Yolanda S.C.M.	—	—	(36.9)
Acquisition of Albright & Wilson Company	—	(32.0)	—
Investment in Sociedad Quimica y Minera de Chile S.A. (“SQM”)	(130.4)	—	—
Proceeds from disposal of assets	—	8.6	1.9
Additions to other assets	(45.9)	(56.4)	(23.9)

Cash used in investing activities	(690.0)	(265.4)	(177.7)

Cash (deficiency) before financing activities	(614.3)	215.0	165.9

Financing Activities
Proceeds from long-term obligations	600.0	11.1	—
Repayment of long-term obligations	(5.8)	(36.1)	(490.1)
Proceeds from short-term debt	12.2	169.5	379.6
Repayment of short-term debt	—	(155.2)	—
Dividends	(51.9)	(51.9)	(53.3)
Repurchase of shares	—	(104.2)	(29.3)
Issuance of shares	5.1	7.8	3.2

Cash provided by (used in) financing activities	559.6	(159.0)	(189.9)

(Decrease) Increase in Cash and Cash Equivalents	(54.7)	56.0	(24.0)
Cash and Cash Equivalents, Beginning of Year	100.0	44.0	68.0

Cash and Cash Equivalents, End of Year	$45.3	$100.0	$44.0

Supplemental cash flow disclosure
Interest paid	$79.3	$66.4	$57.7
Income taxes paid	$41.5	$13.4	$5.8

(See Notes to the Consolidated Financial Statements)

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

1. DESCRIPTION OF BUSINESS

     Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and its operating subsidiaries (the “company” except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:

•	Potash
–	five mines and mills and mining rights to potash reserves at a sixth location, all in the province of Saskatchewan
–	one mine and two mills in the province of New Brunswick
–	one plant in Chile that produces sodium nitrate, potassium nitrate and other products

•	Phosphate
–	vertically integrated phosphate mine and processing plant in the state of North Carolina
–	phosphate feed plants in four states and one in Brazil
–	two industrial phosphoric acid plants
–	a mine and two processing plant complexes in the state of Florida
–	processing plant complex in the state of Louisiana

•	Nitrogen
–	four domestic plants located in the states of Georgia, Louisiana, Ohio and Tennessee
–	large-scale operations in Trinidad

     The company owns or leases in excess of 130 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,000 rail cars.

     PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PotashCorp, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the company’s New Brunswick potash. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen, potassium nitrate and sodium nitrate products. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 30. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

Principles of Consolidation

The consolidated financial statements include the accounts of PotashCorp and its principal operating subsidiaries:

•	PCS Sales (Canada) Inc.
–	PCS Joint Venture, L.P.
•	PCS Sales (USA), Inc.
•	PCS Phosphate Company, Inc.
–	PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)
•	PCS Nitrogen, Inc.
–	PCS Nitrogen Fertilizer, L.P.
–	PCS Nitrogen Ohio, L.P.
–	PCS Nitrogen Limited
–	PCS Nitrogen Trinidad Limited
•	PCS Cassidy Lake Company (“PCS Cassidy Lake”)
•	PCS Yumbes S.C.M.
•	PCS Fosfatos do Brasil Ltda.

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

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

     Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible assets of businesses acquired and is carried at cost. Goodwill is being amortized on a straight-line basis over a period of 40 years. The company assesses impairment based on the estimated undiscounted future cash flows. Impairment is measured by comparing book value against the estimated undiscounted future cash flows and any such impairment is included in the statement of income.

Other Assets

     Issue costs of long-term obligations are capitalized to deferred charges and are amortized to interest expense over the term of the related liability.

     Preproduction costs are capitalized to deferred charges and represent costs incurred prior to obtaining commercial production at new milling facilities, net of revenue earned, and are amortized on either a straight-line or units of production basis over 10 years.

     The costs of constructing bases for gypsum stacks and settling ponds are capitalized to deferred charges and are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years.

     Land held for sale is stated at the lower of cost or net realizable value.

     Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Other investments are stated at cost.

     Rotational plant maintenance costs, which consist primarily of planned major maintenance projects (also known as “turnarounds”), are capitalized when incurred and are amortized over the anticipated periods until the next scheduled rotational plant maintenance, which ranges from 2 to 4 years.

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

Post-Employment and Post-Retirement Benefits

     Accrual of the costs of the company’s defined benefit pension plans are recorded monthly and adjusted annually based on actuaries’ reports. Pension expense includes the net of management’s best estimate of the cost of benefits provided, interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and plan amendments. Adjustments arising from plan amendments, experience gains or losses and changes in assumptions are amortized on a straight-line basis over the expected average remaining service life of the employee group covered by the plan. Pension fund assets are valued at market values.

     Accrual of the costs of providing certain post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee is recorded monthly and adjusted annually as actuaries’ reports become available.

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

Stock-Based Compensation Plans

     The company has two stock-based compensation plans, which are described in Note 15. No compensation expense is recognized for these plans when stock options are issued, as the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant. Any consideration paid on exercise of stock options is credited to share capital.

Foreign Exchange Transactions

     PotashCorp and its operating subsidiaries have the US dollar as their functional currency.

     Canadian dollar operating transactions are translated to US dollars at the average exchange rate for the previous month. Trinidad dollar operating transactions are translated to US dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

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

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

3. CHANGE IN ACCOUNTING POLICY

     The company has adopted the provisions of section 3500 of the Canadian Institute of Chartered Accountants Handbook, “Earnings Per Share”. This pronouncement requires that diluted earnings per share be calculated using the treasury stock method rather than the imputed earnings method. The effect of this change on diluted earnings per share is not significant in any of the periods presented.

4. ACCOUNTS RECEIVABLE

	2001	2000

Trade accounts – Canpotex	$41.3	$31.4
– Other	220.3	268.8
Non-trade accounts	2.1	34.1

	263.7	334.3
Less allowance for doubtful accounts	7.0	7.7

	$256.7	$326.6

5. INVENTORIES

	2001	2000

Finished product	$144.7	$176.6
Materials and supplies	113.9	114.5
Raw materials	65.6	16.9
Work in process	156.9	98.2

	$481.1	$406.2

6. PROPERTY, PLANT AND EQUIPMENT

	2001

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$215.7	$31.3	$184.4
Buildings and improvements	448.7	196.9	251.8
Machinery and equipment	3,744.2	999.9	2,744.3
Mine development costs	111.3	46.2	65.1

	$4,519.9	$1,274.3	$3,245.6

	2000

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$221.7	$30.2	$191.5
Buildings and improvements	448.8	139.4	309.4
Machinery and equipment	3,219.4	896.0	2,323.4
Mine development costs	132.0	46.2	85.8

	$4,021.9	$1,111.8	$2,910.1

     Depreciation and amortization of property, plant and equipment included in Cost of Goods Sold and in Selling and Administrative was $170.4 (2000 – $170.6; 1999 – $161.1).

7. GOODWILL

	2001	2000

Cost	$104.3	$110.7
Accumulated amortization	7.3	4.3

	$97.0	$106.4

     Amortization of goodwill included in Selling and Administrative was $3.0 (2000 – $3.0; 1999 – $11.7).

8. OTHER ASSETS

	2001	2000

Deferred charges – net of accumulated amortization	$129.3	$90.2
Prepaid pension costs	25.3	26.5
Land held for sale	2.6	3.5
Investments, at equity	17.8	20.7
Investments, at cost	223.2	92.8
Rotational plant maintenance costs – net of accumulated amortization	30.3	18.3
Other	6.6	5.5

	$435.1	$257.5

     Amortization of deferred charges and rotational plant maintenance costs included in Cost of Goods Sold and in Selling and Administrative was $12.3 (2000 – $13.4; 1999 – $18.3).

9. SHORT-TERM DEBT

     Short-term debt was $501.1 at December 31, 2001 (2000 – $488.8). The weighted average interest rate on this debt was 2.29% (2000 – 6.98%). The company had available lines of credit for short-term financing (net of letters of credit of $15.8) in the amount of $133.3 at December 31, 2001 (2000 – $162.6). The lines of credit are unsecured. In addition, the company is authorized to borrow a further $106.9 under the commercial paper program.

10. ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2001	2000

Trade accounts	$166.1	$255.0
Cash margins collected	—	105.9
Accrued reclamation	20.3	22.3
Accrued interest	6.7	5.7
Accrued compensation	31.5	22.5
Accrued integration	—	40.0
Accrued plant closure and office consolidation	—	26.0
Income taxes	33.8	35.6
Dividends	13.0	12.9

	$271.4	$525.9

     During the year, the company paid severance and other related costs in the amount of $32.6 (2000 – $0.5), which were charged against accrued integration. $6.4 of the accrued integration was reversed against the cost of goodwill.

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

11. LONG-TERM DEBT

	2001	2000

Industrial Revenue and Pollution
Control Obligations	$13.6	$13.6

Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 2003 to 2005. No sinking fund requirements prior to maturity. The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at an average rate of 1.45%. These loans are secured by bank letters of credit.

Notes Payable
7.125% notes payable June 15, 2007.	400.0	400.0
7.75% notes payable May 31, 2011.	600.0	—
No sinking fund requirements prior to maturity. These notes were issued under a shelf registration statement covering up to $1,000 of debt securities. The notes are unsecured.
Other	0.1	5.8

	1,013.7	419.4
Less current maturities	—	5.7

	$1,013.7	$413.7

     The fair values of all long-term obligations (except the Notes Payable whose approximate fair value at December 31, 2001 was $1,050.5) are approximated by their face values.

     Long-term debt at December 31, 2001 will mature as follows:

2002	$—
2003	2.9
2004	0.3
2005	9.3
2006	1.2
2007	400.0
2011	600.0

$1,013.7

12. COMMITMENTS

Lease Commitments

     The company has long-term lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and rail cars, the latest of which expires in 2020 (excluding mineral leases).

     Future minimum lease payments under these operating leases will be approximately as follows:

2002	$41.2
2003	39.7
2004	36.0
2005	40.0
2006	32.2
Subsequent years	155.3

     Rental expense for operating leases for the years ended December 31, 2001, 2000 and 1999 was $56.7, $86.4 and $94.1, respectively.

Other Commitments

     The company has a long-term sulfur contract based upon market rates at the time of delivery.

     The company’s Trinidad subsidiaries have entered into long-term natural gas contracts with a gas company in Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities.

     The company also has a long-term agreement for the purchase of phosphate rock used at its Geismar facility. This agreement sets base price (less volume discounts) for the first three years. Prices in subsequent years are subject to renegotiation.

     The annual commitment under the above-mentioned long-term contracts approximates $95.0 million.

     The company is also committed under construction contracts for the completion of a DFP plant and expansion of purified acid production at Aurora, totalling approximately $93.0.

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS

Canada

     Substantially all employees of the company are participants in either a defined contribution or a defined benefit pension plan. The company’s obligations under the defined contribution plans are limited to making regular payments to the plan to match contributions made by the employees for current services (to a maximum of 5.5 percent of salary).

     The company has established a supplemental retirement income plan for senior management which is unfunded and non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.

United States

     The company has defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

Trinidad

     The company has contributory defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on service. The plans’ assets consist mainly of local government and other bonds, local mortgage and mortgage-backed securities, fixed income deposits and cash.

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS (CONTINUED)

All Pension Plans

     The components of net pension expense for the company’s pension plans, computed actuarially, were as follows:

	2001	2000	1999

Service cost for benefits earned during the year	$10.2	$12.0	$13.7
Interest cost on projected benefit obligations	27.6	25.7	23.3
Expected return on plan assets	(30.1)	(20.8)	(35.9)
Net amortization and deferral	—	1.3	2.5

Net pension expense	$7.7	$18.2	$3.6

     Significant actuarial assumptions used in calculating the net pension expense for the company’s funded plans were as follows:

	2001	2000	1999

Discount rate	7.25%	7.50%	7.75%
Long-term rate of return on assets	9.00%	9.00%	9.00%
Rate of increase in compensation levels	4.50%	5.00%	5.00%

Other Post-Retirement Plans

     The company provides certain contributory health care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded with benefits subject to change.

     Although the company prepares its financial statements under Canadian GAAP, it has continued to apply the treatment prescribed by SFAS No. 106 under US GAAP “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No.132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. These statements require the accrual of the cost of providing other post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee, and prescribe certain disclosure requirements.

     The components of this expense, computed actuarially, were as follows:

	2001	2000	1999

Service cost for benefits earned during the year	$3.6	$3.3	$3.9
Interest cost on projected benefit obligations	11.1	10.2	9.3

Net post-retirement expense	$14.7	$13.5	$13.2

     The significant actuarial assumptions used in determining post-retirement benefit expense were as follows:

	2001	2000	1999

Discount rate	7.25%	7.50%	7.75%
Health care cost trend rate	9.00%	6.00%	6.00%

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

	2001	2000	1999

Accumulated post-retirement benefit obligation	$30.1	$21.1	$15.5
Aggregate of service and interest cost	2.7	2.0	2.9

     If the health care cost trend rate was decreased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have decreased as follows:

	2001	2000	1999

Accumulated post-retirement benefit obligation	$24.7	$17.2	$19.4
Aggregate of service and interest cost	2.1	1.9	0.4

     The company has applied Canadian GAAP to prepare its financial statements but continues to apply SFAS No.112 under US GAAP “Employers’ Accounting for Postemployment Benefits”. This statement requires the company to accrue, during periods of active employment, the expected cost of certain benefits payable to former or inactive employees. These benefits include long-term disability income payments and related medical and insurance costs.

     The effect of these costs on income before income taxes and the recorded liability for these costs were not significant for any of the years presented.

     All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary and company matching contributions of up to 5 percent of salary. The company’s matching contributions were $4.6 and $4.8 for 2001 and 2000, respectively. All of the company’s Canadian salaried employees participate in the PCS Inc. Savings Plan. The company contributes 5 percent of salary to the plan and employees may make voluntary contributions. The company’s contributions in 2001 were $1.4 (2000 – $1.4).

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS (CONTINUED)

     The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:

			Post-retirement/
	Pension		Post-employment

	2001	2000	2001	2000

Change in Benefit Obligations
Balance, beginning of year	$375.8	$347.2	$150.2	$135.3
Service cost	10.2	12.0	3.6	3.3
Interest cost	27.6	25.7	11.1	10.2
Participants’ contributions	0.4	0.3	—	—
Actuarial gain (loss)	2.5	(5.6)	24.2	5.6
Amendments	0.7	15.0	—	—
Benefits paid	(25.2)	(18.8)	(6.3)	(4.2)

Balance, end of year	392.0	375.8	182.8	150.2

Change in Plan Assets
Fair value, beginning of year	373.9	373.0	—	—
Actual return on plan assets	(3.7)	20.8	—	—
Employer contributions	7.5	3.9	6.3	4.2
Participants’ contributions	0.4	0.3	—	—
Valuation allowance	(0.2)	(5.3)	—	—
Benefits paid	(25.2)	(18.8)	(6.3)	(4.2)

Fair value, end of year	352.7	373.9	—	—

Funded Status	(39.3)	(1.9)	(182.8)	(150.2)
Unrecognized Net Loss	29.9	—	44.7	9.2
Unrecognized Prior Service Cost	0.3	—	(4.8)	(5.7)

Accrued Post-retirement/Post-employment Benefits	$(9.1)	$(1.9)	$(142.9)	$(146.7)

Amounts recognized in the statements of financial position consist of:
Long-term liability	$(34.4)	$(28.4)	$(142.9)	$(146.7)
Prepaid pension costs	25.3	26.5	—	—

	$(9.1)	$(1.9)	$(142.9)	$(146.7)

     The aggregate pension accumulated benefit obligations and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

				Post-retirement/
	Pension			Post-employment

	2001	2000		2001	2000

Accumulated benefit obligation	$377.1	$	93.4	$142.9	$146.7
Fair value of plan assets	$330.0	$	61.9	$—	$—

14. ENVIRONMENTAL COSTS

Reclamation and Restoration Costs

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 2001, the company has accrued $28.1 (2000 – $27.3) for the Aurora, North Carolina facility, $52.6 (2000 – $54.9) for the White Springs, Florida facility, $0.3 (2000 – $0.3) for various sulfur facilities, $18.4 (2000 – $18.6) for certain PCS Joint Venture facilities and $3.9 (2000 – $4.2) for the Cassidy Lake facility. The current portion of restoration and reclamation accrued in 2001 totalled $20.3 (2000 – $22.3). These amounts represent the company’s current estimate of potential site restoration and reclamation costs which were last assessed in December 2001. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 2001, 2000 and 1999 were $64.3, $59.9 and $79.3 respectively. Of the 2001 amount, $49.7 (2000 – $55.2; 1999 – $70.3) was charged to operations, $13.7 (2000 – $2.7; 1999 – $3.1) was capitalized and $0.9 (2000 – $2.0; 1999 – $5.9) was charged against accrued reclamation costs.

Capping of Byproduct Gypsum Stacks

     Various jurisdictions have established programs that require companies to reduce the potential environmental impact associated with gypsum stacks. In Florida, the regulations implementing this legislation require companies to “cap” the gypsum stacks in order to reduce seepage into the groundwater, when such stacks reach their design capacity (for the company, in approximately 35 years at current operating rates) or if groundwater standards are not being met. At December 31, 2001, a balance of $35.4 (2000 – $35.4) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PotashCorp.

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

14. ENVIRONMENTAL COSTS (CONTINUED)

     In North Carolina, on expiry of the mine’s phosphate reserves, capping of the remaining gypsum stacks must comply with the laws in place at that time. Under Louisiana regulations, capping of gypsum stacks will be required when the stacks are no longer active.

Other Environmental Costs

     Other than reclamation, restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the company during 2001. At December 31, 2001, there were no significant environmental provisions recorded by the company, other than those related to reclamation, restoration and gypsum stack capping, as discussed above.

     The company’s estimated operating expenses, other than reclamation, restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $21.8 for the year ended December 31, 2001 (2000 – $23.0; 1999 – $20.2). In addition, capital expenditures for other environmental compliance were approximately $14.5 for the year ended December 31, 2001 (2000 – $11.7; 1999 – $5.1).

15. SHARE CAPITAL

Authorized:

     The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued:	2001	2000	1999
	Consideration	Consideration	Consideration

Issued, beginning of year	$1,177.4	$1,216.5	$1,227.6
Shares issued under option	4.9	7.0	1.4
Shares issued for dividend reinvestment plan	0.2	0.8	1.8
Shares repurchased	—	(46.9)	(14.3)

Issued, end of year	$1,182.5	$1,177.4	$1,216.5

Issued:	2001	2000	1999
	Number of	Number of	Number of
	Common	Common	Common
	Shares	Shares	Shares

Issued, beginning of year	51,840,572	53,694,209	54,243,795
Shares issued under option	108,400	202,000	46,450
Shares issued for dividend reinvestment plan	3,510	14,363	33,964
Shares repurchased	—	(2,070,000)	(630,000)

Issued, end of year	51,952,482	51,840,572	53,694,209

Stock Options

     The company has two option plans. Under the Officers and Employees Plan, the company may, after February 3, 1998, issue up to 6,926,125 common shares pursuant to the exercise of options. Under the Directors Plan, the company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

     A summary of the status of the plans as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

Number of Shares Subject to Option

	2001	2000	1999

Outstanding, beginning of year	4,236,275	3,745,975	2,947,075
Granted	922,200	929,400	857,100
Exercised	(108,400)	(202,000)	(46,450)
Cancelled	(5,800)	(237,100)	(11,750)

Outstanding, end of year	5,044,275	4,236,275	3,745,975

Weighted Average Exercise Price

	2001	2000	1999

Outstanding, beginning of year	$65.04	$64.72	$70.35
Granted	62.81	61.27	43.69
Exercised	44.77	34.72	30.34
Cancelled	60.59	65.83	77.62
Outstanding, end of year	65.21	65.04	64.72

     The weighted-average grant-date fair value of options granted during the year was $19.1 (2000 – $20.0; 1999 – $11.6).

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

15. SHARE CAPITAL (CONTINUED)

     The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

Range of Exercise	Number	Weighted Average	Weighted Average		Weighted Average
Prices	Outstanding	Remaining Life	Exercise Price	Number	Exercise Price

$20.00 to $25.38	75,250	2 years	$21.95	75,250	$21.95
$32.25	126,250	3 years	32.25	126,250	32.25
$43.69	560,950	8 years	43.69	560,950	43.69
$61.27	924,600	9 years	61.27	459,900	61.27
$58.08 to $65.38	922,200	10 years	62.81	—	—
$67.88	752,500	7 years	67.88	752,500	67.88
$70.38 to $74.75	884,775	5 years	72.43	884,775	72.43
$81.75 to $86.75	797,750	6 years	86.44	797,750	86.44

     The foregoing options have expiry dates ranging from November 5, 2002 to November 20, 2011.

16. SEGMENT INFORMATION

     The company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, in 2001, approximately 53 percent of nitrogen net sales and 58 percent of phosphate net sales was from feed and industrial products. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment net sales are made under terms that approximate market value.

	2001

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$525.5	$651.8	$895.4	$—	$2,072.7
Inter-segment net sales	7.1	6.0	37.6	—	—
Gross margin	241.8	62.7	94.7	—	399.2
Depreciation and amortization	34.1	72.0	72.8	6.8	185.7
Assets	1,203.3	1,471.2	1,640.0	282.8	4,597.3
Expenditures for segment capital assets	34.7	61.1	436.9	4.1	536.8

	2000

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$578.7	$782.5	$870.4	$—	$2,231.6
Inter-segment net sales	8.4	7.9	60.1	—	—
Gross margin	304.0	74.1	104.7	—	482.8
Depreciation and amortization	40.9	68.1	66.1	11.9	187.0
Provision for plant closures and office consolidation	—	24.3	—	—	24.3
Assets	1,165.4	1,522.9	1,250.9	206.5	4,145.7
Expenditures for segment capital assets	45.5	136.5	34.2	12.6	228.8

	1999

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$563.3	$843.8	$654.0	$—	$2,061.1
Inter-segment net sales	8.7	1.6	47.7	—	—
Gross margin	301.9	127.8	(21.4)	—	408.3
Depreciation and amortization	37.2	61.8	83.5	8.6	191.1
Provision for plant closures and office consolidation	1.3	8.2	55.5	—	65.0
Provision for asset impairment	—	7.6	519.0	—	526.6
Assets	1,036.9	1,388.5	1,324.5	166.9	3,916.8
Expenditures for segment capital assets	78.0	41.7	40.6	5.7	166.0

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

16. SEGMENT INFORMATION (CONTINUED)

     Financial information by geographic area is summarized in the following table:

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2001
Net sales to customers outside the company
Canada	$24.0	$62.8	$—	$—	$86.8
United States	208.2	1,074.1	239.3	—	1,521.6
PhosChem	—	65.3	—	—	65.3
Canpotex	237.6	—	—	—	237.6
Other	55.7	60.0	33.8	11.9	161.4

	$525.5	$1,262.2	$273.1	$11.9	$2,072.7

Operating income	$175.4	$34.0	$59.8	$0.5	$269.7

Capital assets and goodwill	$783.4	$1,843.1	$662.5	$83.9	$3,372.9

2000
Net sales to customers outside the company
Canada	$28.0	$52.9	$—	$—	$80.9
United States	209.4	1,195.2	133.9	—	1,538.5
PhosChem	—	146.3	—	—	146.3
Canpotex	268.9	—	—	—	268.9
Other	72.4	53.3	58.9	12.4	197.0

	$578.7	$1,447.7	$192.8	$12.4	$2,231.6

Operating income (loss)	$216.2	$96.0	$15.4	$(0.8)	$326.8

Capital assets and goodwill	$794.4	$1,862.6	$294.3	$83.5	$3,034.8

1999
Net sales to customers outside the company
Canada	$21.4	$29.3	$—	$—	$50.7
United States	209.7	1,080.7	122.1	—	1,412.5
PhosChem	—	186.5	—	—	186.5
Canpotex	254.7	—	—	—	254.7
Other	71.2	39.2	46.3	—	156.7

	$557.0	$1,335.7	$168.4	$—	$2,061.1

Operating income (loss)	$179.1	$(511.9)	$(20.2)	$—	$(353.0)

Capital assets and goodwill	$796.6	$1,871.7	$301.7	$32.5	$3,002.5

17. PROVINCIAL MINING AND OTHER TAXES

     Provincial mining taxes and other taxes consist of:

	2001	2000	1999

Potash Production Tax	$47.9	$55.6	$58.0
Saskatchewan corporate capital taxes and other	22.1	21.6	19.1

	$70.0	$77.2	$77.1

18. PROVISION FOR PLANT CLOSURES AND OFFICE CONSOLIDATION

2000

     On January 19, 2001, the company announced it was suspending all DAP production at its White Springs, Florida operations and that it permanently closed its Davenport, Iowa phosphate feed plant on January 15, 2001.

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

     The company also consolidated its Raleigh, North Carolina and Memphis, Tennessee administrative offices with its office in Northbrook, Illinois.

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

18. PROVISION FOR PLANT CLOSURES AND OFFICE CONSOLIDATION (CONTINUED)

     Charges associated with these plant closures and office consolidation are as follows:

	Balance at		Reserve		Balance at
	Dec. 31, 2000	Amount Paid	Utilized	Adjustments	Dec. 31, 2001

Plant Closures
Severance	$9.2	$(9.2)	$—	$—	$—
Decommissioning	4.3	(4.3)	—	—	—
Environmental remediation	0.5	(0.5)	—	—	—
Non-cash parts inventory writedown	1.8	—	(0.9)	—	0.9
Non-cash writedown of property, plant and equipment	36.6	—	(10.9)	—	25.7

	52.4	(14.0)	(11.8)	—	26.6
Office Consolidation
Severance	1.0	—	—	(1.0)	—

	$53.4	$(14.0)	$(11.8)	$(1.0)	$26.6

19. PROVISION FOR ASSET IMPAIRMENT

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

     Due to a history of operating losses and a projection of continuing operating losses, the company assessed the recoverability of the tangible and intangible assets related to the PCS Joint Venture operations. The company estimated the undiscounted future net cash flows from use together with the residual value of these assets and determined that in certain cases they were less than the carrying amount. Accordingly, the company recorded a provision for asset impairment of $7.6, of which $6.4 relates to property, plant and equipment primarily at the Lakeland, Florida and Moultrie, Georgia locations and $1.2 relates to intangibles. The provision for asset impairment for the PCS Joint Venture operations was calculated as the difference between third party sales offers and the carrying amount of the various properties. This provision relates to the phosphate business segment.

     These writedowns will result in a reduction of amortization expense of approximately $11.7 and a reduction of depreciation expense of approximately $4.9 on an annualized basis.

20. INTEREST EXPENSE

	2001	2000	1999

Interest on
Short-term debt	$21.9	$29.7	$8.1
Long-term debt	58.4	31.9	43.4

	$80.3	$61.6	$51.5

21. INCOME TAXES

     As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income (loss) before income taxes as follows:

	2001	2000	1999

Income (loss) before income taxes
Canada	$96.8	$155.4	$126.2
United States	32.1	95.0	(509.0)
Trinidad	59.8	15.4	(21.7)
Other	0.7	(0.6)	—

	$189.4	$265.2	$(404.5)

Federal and Provincial Statutory tax rates	46.12%	46.12%	46.12%

Tax at statutory rates	$87.3	$122.3	$(186.6)
Adjusted for the effect of:
Net non-deductible provincial taxes and royalties and resource allowances	12.7	16.4	20.6
Additional tax deductions	(33.7)	(43.2)	(43.6)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(1.6)	(5.2)	5.2
Goodwill impairment	—	—	207.7
Other	3.5	(23.1)	4.2

Income tax expense	$68.2	$67.2	$7.5

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

21. INCOME TAXES (CONTINUED)

Details of income tax expense are as follows:

	2001	2000	1999

Canada
Current	$19.2	$23.2	$9.4
Future	19.9	30.2	68.4
United States — Federal
Current	(1.2)	—	3.4
Future	16.7	7.4	(70.8)
United States — State
Current	0.2	7.1	1.1
Future	2.9	1.5	2.7
Trinidad and other
Current	2.3	2.3	0.8
Future	8.2	(4.5)	(7.5)

Income tax expense	$68.2	$67.2	$27.5

     The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2001	2000

Future income tax assets:
Loss and credit carryforwards	$248.2	$263.8
Post-retirement/post-employment benefits	33.5	58.7
Accrued reclamation costs	55.0	29.1
Other	10.9	5.2

Total future income tax assets	347.6	356.8

Future income tax liabilities:
Basis difference in fixed assets	778.4	751.2
Other	26.8	40.7

Total future income tax liabilities	805.2	791.9

Net future income tax liability	$457.6	$435.1

     At December 31, 2001, the company has income tax losses carried forward of approximately $640.2 which will begin to expire in 2010. The benefit relating to these loss carryforwards has been recognized by reducing future income tax liabilities. In addition, the company has alternative minimum tax credits of approximately $22.7 which carry forward indefinitely.

22. NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share was calculated on the weighted average number of shares issued and outstanding during the 12 months ended December 31, 2001 of 51,879,000 (2000 - 52,410,000; 1999 — 54,230,000). Weighted average diluted shares outstanding during 2001 were 52,186,000 (2000 — 52,703,000; 1999 — 54,230,000).

23. DIVIDENDS PER SHARE

     Prior to June 30, 1999, the company declared its dividends in Canadian dollars. Subsequent to that date, the company has declared its dividends in US dollars.

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements, to hedge foreign exchange and commodity price risk. The company does not hold or issue financial instruments for trading purposes.

     At December 31, 2001, the company had commitments in the form of foreign exchange contracts to sell US dollars in the amount of $32.0 (2000 — $18.0).

     The company’s exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

     In addition to physical spot and term purchases, the company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. Cash margin requirements which have been advanced as at December 31, 2001 totalled $9.6 and are included in inventory. At December 31, 2000, the company had collected cash margin requirements of $105.9 which were included in accounts payable.

     As at December 31, 2001, the company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 13.5 million MMBtu of natural gas with maturities in 2002 through 2003. The swaps represented a notional amount of 59.3 million MMBtu with maturities in 2002 through 2006. As at December 31, 2001, net losses arising from settled hedging transactions, which are included as a component of finished goods inventory, were $10.8 (2000 — gains of $11.5).

     The company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. The company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.

     The major concentration of credit risk arises from the company’s receivables. A majority of the company’s sales are in North America and are primarily for use in the agricultural industry. The company seeks to manage the credit risk relating to these sales through a credit management program. Internationally, the company’s products are sold primarily through two export associations whose accounts receivable are either insured or secured by letters of credit.

     The carrying amount of the company’s cash and cash equivalents, accounts receivable, short-term debt and accounts payable and accrued charges approximates fair values because of short-term maturities. The carrying amount of the company’s long-term debt (except the Notes Payable whose approximate fair value at December 31, 2001 was $1,050.5) approximates estimated fair value.

25. CONTINGENCIES

     PotashCorp is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2001.

     In common with other companies in the industry, the company is unable to acquire insurance for underground assets.

     On May 11 and 12, 1999, representatives of the United States Environmental Protection Agency (“EPA”), Federal Bureau of Investigation and other state and local agencies executed a search warrant on the company’s Geismar facility in connection with a grand jury investigation. The grand jury investigation is continuing. The

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

25. CONTINGENCIES (CONTINUED)

company cannot predict at this time what may result from the government investigation, or whether any such result would have a material adverse effect on the company.

     In 1998, the company, along with other parties, was notified by EPA of potential liability under CERCLA with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order on Consent with EPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture and another party are sharing the costs of the RI/FS. In 2000, PCS Joint Venture and another party entered into a second Administrative Order on Consent pursuant to which they conducted certain interim response activities at the site. PCS Joint Venture continues to assess and evaluate the nature and extent of the impacts at the site. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed nor to what extent costs incurred may be recoverable from third parties.

     Various other claims and lawsuits are pending against the company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management’s opinion that the ultimate resolution of such actions, including those pertaining to environmental matters, will not have a material effect on the company’s financial condition or results of operations.

26. RELATED PARTY TRANSACTIONS

     The company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2001 were $237.6 (2000 — $268.9; 1999 — $254.7).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

27. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly information in management’s opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Net sales	$602.4	$575.8	$460.2	$434.3

Gross Margin	$136.1	$132.8	$67.6	$62.7

Operating Income	$116.5	$84.4	$39.8	$29.0

Net Income	$62.4	$43.1	$11.1	$4.6

Net Income per Share — Basic	$1.20	$0.83	$0.21	$0.09

Net Income per Share — Diluted	$1.19	$0.83	$0.21	$0.09

2000
Net sales	$590.6	$560.8	$542.7	$537.5

Gross Margin	$133.7	$122.4	$120.6	$106.1

Operating Income	$106.6	$97.2	$80.1	$42.9

Net Income	$71.6	$60.1	$46.4	$19.9

Net Income per Share — Basic	$1.34	$1.15	$0.89	$0.39

Net Income per Share — Diluted	$1.33	$1.14	$0.89	$0.38

     Net Income per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

28. SEASONALITY

     The company’s sales of fertilizer are seasonal. Typically, the second quarter of the year is when fertilizer sales will be highest, due to the North American spring planting season. However, planting conditions and the timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another.

29. COMPARATIVE FIGURES

     Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     A description of certain significant differences between Canadian GAAP and US GAAP follows:

     Marketable securities: The company’s investments in Israel Chemicals Ltd. (“ICL”) and SQM are stated at cost. US GAAP would require that this investment be classified as available-for-sale and be stated at market value, with the difference between market value and cost reported as Other Comprehensive Income (“OCI”).

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

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

     Derivative instruments and hedging activities: The company’s derivative instruments which have not yet been settled are not recognized in the financial statements and gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales. US GAAP would require that derivative instruments be recorded at fair value in the balance sheet with the change in fair value of instruments designated as cash flow hedges recorded as OCI.

     Net sales: Sales are recorded net of freight costs (less related revenues) and transportation and distribution expenses. US GAAP would require that net freight costs be included in cost of sales and transportation, and distribution expenses be reported as an operating expense.

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

     Stock-based compensation: In 1995, the Financial Accounting Standards Board issued SFAS No. 123 “Accounting for Stock-Based Compensation”. The company has decided to continue to apply APB Opinion 25 (“APB 25”) for measurement of compensation of employees.

     The application of US GAAP, as described above, would have had the following approximate effects on net income (loss), net income (loss) per share, total assets and shareholders’ equity:

	2001	2000	1999

Net income (loss) as reported — Canadian GAAP	$121.2	$198.0	$(412.0)
Items increasing (decreasing) reported net income (loss)
Provision for plant closures	(9.0)	9.0	—
Provision for asset impairment	—	—	(218.0)
Pre-operating costs	(41.7)	(19.3)	(4.6)
Depreciation and amortization	9.7	9.8	—
Future income taxes	14.4	0.3	52.0

Approximate net income (loss) — US GAAP	$94.6	$197.8	$(582.6)

Weighted average shares outstanding — US GAAP	51,879,000	52,410,000	54,230,000

Approximate net income (loss) per share — US GAAP	$1.82	$3.77	$(10.74)

Total assets as reported — Canadian GAAP	$4,597.3	$4,145.7	$3,916.8
Items increasing (decreasing) reported total assets
Available-for-sale security (unrealized holding gain)	34.9	41.7	26.2
Fair value of natural gas hedging contracts	8.9	—	—
Property, plant and equipment	(151.8)	(160.2)	(168.6)
Pre-operating costs	(65.6)	(23.9)	(4.6)
Goodwill	(46.7)	(48.0)	(49.3)

Approximate total assets — US GAAP	$4,377.0	$3,955.3	$3,720.5

Total shareholders’ equity as reported — Canadian GAAP	$2,086.5	$2,012.1	$1,962.4
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income, net of tax	29.8	28.1	16.9
Provision for plant closures	—	9.0	—
Provision for asset impairment	(218.0)	(218.0)	(218.0)
Depreciation and amortization	19.5	9.8	—
Pre-operating costs	(65.6)	(23.9)	(4.6)
Future income taxes	66.7	52.3	52.0

Approximate shareholders’ equity — US GAAP	$1,918.9	$1,869.4	$1,808.7

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental US GAAP Disclosure

     Available-for-Sale Security

     The company’s investments in ICL and SQM are classified as available-for-sale. The fair market value of these investments at December 31, 2001 was $258.1 and the unrealized holding gain was $34.9.

     New Accounting Pronouncements

     Effective January 1, 2001, the company adopted Financial Accounting Standards Board (“FASB”) Statement No. 133. The adoption of this pronouncement has not had a significant impact on the results of operations as the company’s hedges have been highly effective. The impact of SFAS 133 on the statement of financial position has been significant and is set out in the above tables under the caption “Fair Value of Natural Gas Hedging Contracts”.

     The company also adopted SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”. This SAB did not have a significant effect on the company’s results of operations or financial position.

     During 2001, FASB issued SFAS 142 “Goodwill and Other Intangible Assets” which was effective January 1, 2002. This standard requires that goodwill not be amortized but rather an impairment test be applied and, if there is impairment, an adjustment recorded. The effect of the adoption of this standard will be to reduce goodwill amortization in 2002 by $3.0. The company does not anticipate any impairment charges at this time.

     SFAS 141 “Business Combinations” was effective for all business combinations initiated after June 30, 2001 (of which the company had none). This standard precludes the use of the pooling of interests method of accounting for business combinations. The adoption of this standard should not have a significant effect on the results of operations or financial position of the company.

     FASB also issued SFAS 143 “Accounting for Asset Retirement Obligations”. This standard will be effective for the company on January 1, 2003. This standard requires that asset retirement obligations be recorded in the financial statements. As the company currently records these obligations (under the caption “Accrued Reclamation Costs” in the Consolidated Statement of Financial Position), the adoption of this standard should not have a significant effect on the results of operations or financial position of the company.

     SFAS 133 Disclosures

     The company’s natural gas purchase strategy is based on diversification of price for its total gas requirements. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk. It employs derivative instruments including futures, swaps and option agreements in order to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchase for its US nitrogen and phosphate plants. The maximum period for these hedges cannot exceed five years. The company uses these instruments to reduce price risk, not for speculative or trading purposes.

     The company has designated its natural gas derivative instruments as cash flow hedges. The gain or loss of an effective cash flow hedge is deferred in OCI until such time as the natural gas it relates to is used in production, at which time the gain or loss is reclassified from OCI to cost of sales. During the year, $43.9 of gains was recognized in cost of sales. Of the deferred amount at year-end, approximately $3.6 will be reclassified to cost of sales within the next year.

     Stock Compensation Plans

     The company has two stock-based compensation plans which are described in Note 15. The company applies APB 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant. Had compensation cost for the company’s plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the company’s net income (loss) and net income (loss) per share for the years ending December 31, 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below:

	2001		2000		1999

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$94.6	$76.7	$197.8	$184.6	$(582.6)	$(602.5)
Net income (loss) per share	$1.82	$1.48	$3.77	$3.52	$(10.74)	$(11.11)

     In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999

Expected dividend	$1.00	$1.00	$0.99
Expected volatility	32%	31%	28%
Risk-free interest rate	4.54%	5.76%	6.03%
Expected life of option	8 years	8 years	8 years
Expected forfeitures	10%	10%	10%

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     The following supplemental schedules present the Consolidated Financial Position, Income and Retained Earnings, Cash Flow and Comprehensive Income in accordance with US GAAP as adjusted for the GAAP differences described in this note.

Supplemental Schedule of Consolidated Financial Position

As at December 31

	2001	2000

Assets
Current Assets
Cash and cash equivalents	$45.3	$100.0
Accounts receivable	256.7	326.6
Inventories	481.1	406.2
Prepaid expenses	36.5	38.9
Fair value of natural gas hedging contracts	8.9	—

	828.5	871.7
Property, plant and equipment	3,093.8	2,749.9
Goodwill	50.3	58.4
Other assets	404.4	275.3

	$4,377.0	$3,955.3

Liabilities
Current Liabilities
Short-term debt	$501.1	$488.8
Accounts payable and accrued charges	280.4	516.8
Current portion of long-term debt	—	5.7

	781.5	1,011.3
Long-term debt	1,013.7	413.7
Future income tax liability	395.9	396.5
Accrued post-retirement/post-employment benefits	177.3	175.1
Accrued reclamation costs	83.0	83.0
Other non-current liabilities and deferred credits	6.7	6.3

	2,458.1	2,085.9

Shareholders’ Equity
Share Capital	1,182.5	1,177.4
Contributed Surplus	264.2	264.2
Retained Earnings	463.3	420.6
Foreign Currency Translation Adjustment	(20.9)	(20.9)
Accumulated Other Comprehensive Income	29.8	28.1

	1,918.9	1,869.4

	$4,377.0	$3,955.3

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Income and Retained Earnings

For the Years Ended December 31

	2001	2000	1999

Net sales	$2,387.0	$2,541.0	$2,350.1
Cost of goods sold	1,938.2	1,981.4	1,869.7

Gross Margin	448.8	559.6	480.4

Selling, distribution and administrative	181.3	198.7	201.2
Provincial mining and other taxes	70.0	77.2	77.1
Provision for plant closures and office consolidation	9.0	13.9	56.7
Provision for asset impairment	—	—	744.6
Foreign exchange	(13.7)	(8.1)	8.5
Other income	(26.5)	(48.4)	(32.2)

	220.1	233.3	1,055.9

Operating Income (Loss)	228.7	326.3	(575.5)
Interest Expense	80.3	61.6	51.5

Income (Loss) Before Income Taxes	148.4	264.7	(627.0)
Income Taxes (Recovery)	53.8	66.9	(44.4)

Net Income (Loss)	94.6	197.8	(582.6)
Retained Earnings, Beginning of Year	420.6	274.7	910.6
Dividends	(51.9)	(51.9)	(53.3)

Retained Earnings, End of Year	$463.3	$420.6	$274.7

Net Income (Loss) Per Share – Basic	$1.82	$3.77	$(10.74)

Net Income (Loss) Per Share – Diluted	$1.81	$3.77	$(10.74)

Dividends Per Share	$1.00	$0.99	$0.99

Supplemental Schedule of Consolidated Comprehensive Income

For the Years Ended December 31

	2001	2000	1999

Net income (loss)	$94.6	$197.8	$(582.6)

Other comprehensive (loss) income
Change in unrealized holding gain on available-for-sale securities	(6.8)	15.5	11.3
Reduction in fair market value of natural gas hedging contracts	(165.6)	—	—
Future income taxes related to other Comprehensive Income	62.4	(4.3)	(3.3)

	(110.0)	11.2	8.0

Comprehensive (loss) income	$(15.4)	$209.0	$(574.6)

Consolidated Schedule of Accumulated Other Comprehensive Income

For the Years Ended December 31

	2001	2000	1999

Accumulated other comprehensive income, beginning of year	$28.1	$16.9	$8.9
SFAS 133 cumulative effect transition adjustment net of tax	139.8	—	—
Natural gas hedging gains reclassified to earnings net of tax	(28.1)	—	—
Other comprehensive (loss) income net of tax	(110.0)	11.2	8.0

Accumulated other comprehensive income, end of year	$29.8	$28.1	$16.9

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Cash Flow

For the Years Ended December 31

	2001	2000	1999

Operating Activities
Net income (loss)	$94.6	$197.8	$(582.6)
Items not affecting cash
Depreciation and amortization	176.0	177.2	191.1
Loss (gain) on disposal of assets	0.4	(17.9)	0.5
Provision for plant closures and office consolidation	—	10.7	37.1
Provision for asset impairment	—	—	744.6
Provision for future income tax	33.3	34.2	(59.2)
Provision for post-retirement/post-employment benefits	2.1	10.9	7.4
Changes in non-cash operating working capital
Accounts receivable	69.9	(52.2)	33.8
Inventories	(76.1)	(27.4)	(16.1)
Prepaid expenses	2.3	(3.1)	3.2
Accounts payable and accrued charges	(235.6)	128.4	(5.0)
Current income taxes	(29.8)	15.1	8.1
Accrued reclamation costs	(3.7)	(2.4)	(20.7)
Other non-current liabilities and deferred credits	0.6	(10.3)	(3.2)

Cash provided by operating activities	34.0	461.0	339.0

Investing Activities
Additions to property, plant and equipment	(513.7)	(185.6)	(118.8)
Acquisition of Minera Yolanda S.C.M.	—	—	(36.9)
Acquisition of Albright & Wilson Company	—	(32.0)	—
Investment in SQM	(130.4)	—	—
Proceeds from disposal of assets	—	8.6	1.9
Additions to other assets	(4.2)	(37.0)	(19.3)

Cash used in investing activities	(648.3)	(246.0)	(173.1)

Financing Activities
Proceeds from long-term obligations	600.0	11.1	—
Repayment of long-term obligations	(5.8)	(36.1)	(490.1)
Proceeds from short-term debt	12.2	169.5	379.6
Repayment of short-term debt	—	(155.2)	—
Dividends	(51.9)	(51.9)	(53.3)
Repurchase of shares	—	(104.2)	(29.3)
Issuance of shares	5.1	7.8	3.2

Cash provided by (used in) financing activities	559.6	(159.0)	(189.9)

(Decrease) Increase in Cash and Cash Equivalents	(54.7)	56.0	(24.0)
Cash and Cash Equivalents, Beginning of Year	100.0	44.0	68.0

Cash and Cash Equivalents, End of Year	$45.3	$100.0	$44.0

Board of Directors

Frederick J. Blesi, of Glenview, Illinois, is a retired Chairman and CEO of the Phosphate Chemicals Export Association Inc. (PhosChem), principal exporter of US phosphate chemicals. Before joining PhosChem, he was Vice President, International with International Minerals and Chemical Corporation. He joined the PCS Board in 2001.[3,5]

Douglas J. Bourne, of Houston, Texas, is former Chairman and CEO of Battle Mountain Gold Company and of Duval Corporation, the mining subsidiary of Pennzoil Company. He has held many positions in various fertilizer and mining associations. He joined the PCS Board in 1990.[1,4]

William J. Doyle, of Saskatoon, Saskatchewan, is President and CEO of Potash Corporation of Saskatchewan Inc. He became President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He was elected Chairman of Canpotex Limited in 2001, is a board member of the Potash and Phosphate Institute and The Fertilizer Institute, and is on the College Board of Advisors at Georgetown University. He joined the PCS Board in 1989.[1]

Dallas J. Howe, of Calgary, Alberta, is President and CEO of Advanced DataSystems Ltd. and BDM Information Systems Group of Companies. President, CEO and founder of high technology information and data systems companies over 25 years, he served on the Board of the PCS Crown corporation from 1982 to 1989 and on the PCS Board since 1991.[2,3]

Jeffrey J. McCaig, of Calgary, Alberta, is President, CEO and a director of Trimac Corporation, a bulk trucking and third-party logistics company. Prior to that, he practiced law, specializing in corporate financing and securities. He is a director of BOVAR Corporation. He joined the PCS Board in 2001.[3,5]

Mary Mogford, of Newcastle, Ontario, is a Corporate Director and Partner in Mogford Campbell Inc., a strategic business and financial consulting company. A former Deputy Minister of Finance in Ontario, she is a director of Falconbridge Ltd., MDS Inc., Sears Canada Inc., Teranet Inc. and The Hospital for Sick Children Foundation, Toronto. She joined the PCS Board in 2001.[2,5]

Donald E. Phillips, of Brandon, Mississippi, is Chairman of the Board of Potash Corporation of Saskatchewan Inc. Former President and CEO of Pitman-Moore Inc. and former Chairman of the board of directors of Synbiotics Inc., San Diego, California, he is a director of Great Lakes REIT Inc., Oak Brook, Illinois. He serves on the boards of trustees of three colleges. He joined the PCS Board in 1991.[1,2]

Paul J. Schoenhals, of Calgary, Alberta, President of Petroleum Industry Training Service, was Chairman of Potash Corporation of Saskatchewan, the Crown corporation, from 1987 to 1989. He is a former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan. He joined the PCS Board in 1992.[3,4]

E. Robert Stromberg, Q.C., of Saskatoon, Saskatchewan, is associated with the Saskatchewan law firm Robertson Stromberg. He is a director of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd., a member of the Provincial Court Commission and Chairman of the Saskatoon Airport Authority. He joined the PCS Board in 1991.[1,4]

Jack G. Vicq, Professor Emeritus of Accounting, University of Saskatchewan, was formerly Associate Dean of Commerce and responsible for the Centre for International Business Studies. A member of the professional conduct committee of the Saskatchewan Institute of Chartered Accountants, he holds the A.W. Johnson Distinguished Chair in Public Policy in the Saskatchewan Finance Department. He joined the PCS Board in 1989.[1,5]

Barrie A. Wigmore, a Retired Partner with New York investment banking firm Goldman, Sachs Group, Inc., headed its corporate finance activities in the electric, gas, pipelines and telecommunications industries. He writes on financial history and current financial markets. He joined the PCS Board in 1989.[2,3]

Thomas J. Wright, of Raleigh, North Carolina, retired as President of PCS Phosphate in 1999. Formerly President and CEO of Texasgulf Inc., the predecessor to PCS Phosphate, he has been active in many fertilizer industry associations. He joined the PCS Board in 1999.[2,4]

1 executive committee	2 corporate governance and nominating committee	3 compensation committee	4 safety, health and environment committee	5 audit committee

Shareholder Information

Annual Meeting
The Annual Shareholders meeting will be held at 10:30 a.m. Central Standard Time May 9, 2002 in the Adam Ballroom, Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan.

It will be carried live on the company’s web site, www.potashcorp.com.

Holders of common shares as of March 21, 2002, are entitled to vote at the meeting and are encouraged to participate.

Dividends
Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks earlier.

Future cash dividends will be paid out of, and are conditioned upon, the company’s available earnings. Shareholders who wish to have their dividends deposited directly in their bank accounts should contact the transfer agent and registrar, CIBC Mellon Trust Company.

Registered shareholders can have dividends reinvested in newly-issued common shares of PotashCorp at prevailing market rates.

Information for Shareholders Outside Canada
Dividends paid to residents in countries with which Canada has bilateral tax treaties are generally subject to the 15 percent Canadian non-resident withholding tax. There is no Canadian tax on gains from the sale of shares or debt instruments owned by non- residents not carrying on business in Canada. No government in Canada levies estate taxes or succession duties.

Ownership
On February 28, 2002, there were 2,243 holders of record of the company’s common shares.

Common Share Transfer Agent
In Canada:
CIBC Mellon Trust Company
Suite 750 – One Lombard Place
Winnipeg, Manitoba R3B 0X3
Phone:  (204) 987-2490
             (800) 387-0825
Web site: www.cibcmellon.com

In the United States:
Mellon Investor Services, L.L.C.
85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
Phone: (800) 526-0801
Web site: www.melloninvestor.com

Shareholders with address changes or those with inquiries concerning their Potash Corporation of Saskatchewan Inc. stock are invited to contact:
CIBC Mellon Trust (address above), or
John Hampton, Corporate Secretary
PotashCorp
Suite 500, 122 - 1st Avenue South
Saskatoon, Saskatchewan S7K 7G3.

Investor Inquiries
Betty-Ann Heggie, Senior Vice President,
Corporate Relations
Canada:  (800) 667-0403
US:         (800) 667-3930
e-mail: corporate.relations@potashcorp.com

Visit us at www.potashcorp.com

Interim Reports, News Releases and Form 10-K
Non-registered shareholders who wish to receive quarterly reports should contact the Corporate Relations department. News releases are available via fax and e-mail.

Copies of the company’s most recent Form 10-K are available upon request or on our web site.

Shares Listed
Toronto Stock Exchange
New York Stock Exchange

Ticker Symbol: POT

Common Share Prices and Volumes

The adjacent table sets forth the high and low prices, as well as the volumes, of the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSE 60 index and the TSE 100.

	Toronto Stock Exchange[1]			New York Stock Exchange

	High	Low	Volume	High	Low	Volume

2001
First Quarter	115.55	84.60	9,733,001	76.81	54.50	12,196,600
Second Quarter	98.55	81.00	8,030,290	62.73	53.10	7,783.400
Third Quarter	101.67	81.25	6,807,762	65.30	52.23	9,002,800
Fourth Quarter	103.98	85.05	4,396,052	64.89	54.40	6,233,200

Year 2001	115.55	81.00	28,967,105	76.81	52.23	35,216,000

2000
First Quarter	87.45	61.00	8,375,483	59.69	42.00	10,064,200
Second Quarter	89.90	70.00	8,665,148	60.06	48.25	13,076,400
Third Quarter	84.00	72.50	5,966,751	57.00	48.75	7,960,100
Fourth Quarter	120.40	72.50	11,509,256	80.12	48.00	11,572,100

Year 2000	120.40	61.00	34,516,638	80.12	42.00	42,672,800

1	Trading prices are in CDN$

Corporate Information
Corporate Officers and Key Management

Potash Corporation of Saskatchewan Inc.

William J. Doyle
President and Chief Executive Officer

James F. Dietz
Executive Vice President and Chief Operating Officer

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

Total shareholder return = (change in market
price per common share + dividends per
share) ÷ beginning market price per
common share

Book value per share = total shareholders’
equity ÷ number of common shares
outstanding

Net debt to capital = (total debt – cash and
cash equivalents) ÷ (total debt – cash and
cash equivalents + total shareholders’ equity)

Cash flow return = (operating income – cash
taxes paid + depreciation and amortization)
÷ weighted average (assets + accumulated
depreciation and amortization – non-interest
bearing current liabilities)

EBITDA represents Earnings (net income)
Before Interest, Taxes, Depreciation
and Amortization and non-cash plant
closures and office consolidation and asset
impairment charges

These financial terms are included because
certain investors and analysts use them as a
measure of liquidity or of a company’s ability to
service debt, or as a valuation measurement. They
are included for convenience only. They are not a
measure of financial performance under Canadian
GAAP or US GAAP. In evaluating them, investors
should consider that the methodology applied in
calculating them may differ among companies
and analysts	Glossary
Fertilizer Measures

Metric tonne
2204.6 pounds, used for sales outside the
United States; to convert to short tons,
multiply by 1.1023

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

Product tonne
Standard measure of the weights of all types
of potash, phosphate and n itrogen products

Markets
North America      United States and Canada
Offshore Rest of the world

Scientific Terms			Nitrogen Production Factors

Potash	KCl	potassium chloride	To produce
	K2O	potassium oxide	1 short ton of:	Requires:
	KNOP3	potassium nitrate
	NaNO3	sodium nitrate	Ammonia	33.5 million Btu of natural gas

Phosphate	P2O5	phosphoric acid	Urea solution	0.58 tons of ammonia
	MGA	merchant grade acid, 54% P2O5 (liquid)		0.78 tons of carbon dioxide (CO2)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)	Urea prills (46% N)	1.01 tons of urea solution
	SPA	superphosphoric acid, 70% P2O5 (liquid)
			Nitric acid (22% N)	0.29 tons of ammonia
Nitrogen	NH3	anhydrous ammonia, 82% N (gas, liquid)
	HNO3	nitric acid (liquid)	Ammonium nitrate solution	0.80 tons of nitric acid
	NH4NO3	ammonium nitrate, 34% N (solid, liquid)		0.22 tons of ammonia
	CO(NH2)2	urea, 46% N (solid)
	UAN solution	nitrogen solution, 28-32% N (liquid)	UAN solution (32% N)	0.45 tons of ammonium nitrate solution
0.35 tons of urea solution

It is the policy of PotashCorp to manage its operations responsibly in order to safeguard those natural resources related to or affected by its activities. In keeping with this policy, the Annual Report uses paper containing at least 10% post-consumer recycled fiber and is recyclable.

Suite 500, 122 - 1st Avenue South    Saskatoon    Saskatchewan    Canada S7K 7G3    www.potashcorp.com