Form 10-K, Exhibit 13
period 2002-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2003-03-26
CIK 855931

Exhibit 13

2002 Annual Report

PotashCorp

Food comes from the grocery store
and other urban myths

               Reality: Food comes from the land

Most urbanites are so removed from modern agriculture they take food for granted. They assume there will always be enough food and that grocery stores will supply it. In reality, food comes from the land and fertilizer helps that land provide a nutritious new crop year after year. As people have moved to cities and lost touch with the farm, many myths have grown up around fertilizer and its use.

Myth

Commercial fertilizers are man-made from chemicals in laboratories.

Farmers pour more fertilizer on the land than crops can possibly use. They just keep adding it year after year!

Growers can produce the same crop yields without using fertilizers.

“Organic farming” protects the environment, wildlife and natural habitats; conventional farming harms the land.

All farmers care about is more bushels of crops; they do not care about the environment.

Reality

Commercial fertilizers are drawn from nature and converted to a form that is digestible by plants.

Farmers simply replace the nutrients that are removed from the soil at harvest. Every time a crop goes to market, it takes some of the soil’s nutrients with it. Those nutrients must be replenished for the soil to produce another healthy crop.

Without the use of fertilizers, two billion people would starve. Soils do not contain enough nutrients to repeatedly grow large crops and there is not sufficient nutrient matter from animal waste and crop residue to maintain food production for the world’s six billion people.

Use of fertilizers actually conserves land, making recreational areas and natural habitats possible. Fertilizers increase food production per acre. Without them, millions of acres of additional land would be needed for agriculture, reducing animal habitats and threatening endangered species.

Farmers are environmentalists too. They not only live on the land with their families, they depend on it for their livelihoods. The land is their most important asset and they have a long-term interest in protecting its fertility.

Who we are

PotashCorp is a leader in
the global fertilizer industry.
We are the world's largest
integrated producer of the
primary nutrients potash,
phosphate and nitrogen,
serving three distinct markets:
agriculture, animal nutrition
and industry. PotashCorp is
large, low-cost, global,
profit-seeking, market-driven
and shareholder-focused.
We believe that continuous
improvement, self-assessment
and a strong commitment to
doing the right thing —
for all our stakeholders —
are the essential drivers
of our success.

         Financial Highlights

All financial data in this report are stated in US Dollars

$ millions except per share amounts

	2002	2001	2000

Net sales	$1,913.8	$2,072.7	$2,231.6

Net income per share — diluted	$1.03	$2.32	$3.76

Gross margin	$301.6	$399.2	$482.8

EBITDA*	$386.0	$455.4	$524.5

Cash flow prior to working capital changes*	$293.6	$348.9	$417.8

Cash provided by operating activities	$316.4	$75.7	$480.4

*	See Reconciliations and Financial Terms on pages 41 and 42.

William J. Doyle, President and Chief Executive Officer

Letter to Shareholders

     There are certain simple truths that define the fertilizer business. Each year, crops are planted, harvested and consumed. The land helps to feed more than six billion people on the planet and our fertilizer products are an important part of the process. It is a noble and necessary industry that, over the long term, is as consistent and dependable as the sunrise and sunset.

     But there is another reality in the fertilizer business: Our short-term performance is affected by commodity cycles. The volatility of many key factors affecting product margins — such as crop prices, production inputs and foreign currency — has been challenging.

     In the past three years, corn has been as low as $1.75 per bushel and jumped almost 70 percent to $2.95. Wheat has followed a similar pattern and swung 70 percent in 2002 — from $2.55 per bushel to $4.35 before settling at $3.50 at year-end.

     On the input side, natural gas, which is the basic feedstock for ammonia production, has been equally unpredictable over the past two years. The NYMEX daily price went from $10.20 per MMBtu as we entered 2001 to less than $1.80 within 10 months and back to $5.29 by December 2002. Another example is sulfur, a key raw material for phosphate production, which more than doubled in price over the span of 18 months.

     The same holds true for foreign currencies, which have an impact on production costs for our company and on the purchasing power of our global customers. Over the last five years, the Brazilian currency lost 70 percent of its value and the Indian rupee 25 percent. The euro, which had dropped 40 percent as we entered 2002, regained half its lost value by year-end.

     These swings have sent shock waves through certain segments of the fertilizer industry. Some of our competitors now face decisions about their very survival. At PotashCorp, we have the size and financial stability to withstand these pressures.

     More importantly, we have steadfastly held to our decommoditizing strategy that smooths these highs and lows. This strategy, which is designed to capture the benefits of fertilizer’s upside while shielding margins during the down cycle, has never been so important nor so seriously tested.

     It is times like these, however, that show the value of our approach to business. We have remained profitable, have strong cash flow and are well positioned to provide the greatest possible benefit to our shareholders over the long term.

Ebb and flow in 2002

     Commodity prices are not the only wild card in our industry. Weather conditions, which are always unpredictable, have a major impact on agriculture and, by association, our business. In 2002, we saw difficult growing conditions in many of the world’s major agricultural regions that resulted in smaller crop yields and reduced profitability.

     As a result, PotashCorp’s performance was lower in 2002 and less than our expectations at the beginning of the year. Revenues, at $1.9 billion, fell by 8 percent, while earnings per share were $1.03 on a diluted basis, compared to $2.32 last year. Of that decrease, $0.41 came from increased depreciation and amortization charges so our cash flow remained strong. Operating income was down 38 percent, while EBITDA fell less than half that at 15 percent.

     As a company, we made decisions that were faithful to our strategy and focused on long-term performance. In potash, we faced fierce competition in both offshore and domestic markets and that put pressure on prices and volumes. We walked away from low prices, consistent with our strategy to maximize profitability. In the mature domestic market, we lost some ground but offshore we benefited from the growing world demand and our volumes were up 6 percent.

     We continued to develop our Chilean potassium nitrate facility at Yumbes and worked through start-up issues that hurt our potash gross margin. Late in the year, we reached an agreement with Sociedad Quimica y Minera de Chile S.A. (SQM) to provide it with 8,000 tonnes of potassium nitrate every month in 2003, which will improve performance as we move forward.

   Ammonia and
   Gas Prices Linked

   The US ammonia price follows the
   natural gas spot price.

     In phosphate, the industry was still digesting new production brought on stream in India and Australia over the past two years. At the same time, India and China, two important export markets, continued to protect domestic production, affecting their imports. While China did increase DAP imports in 2002, it has yet to follow the spirit of its WTO entry.

     In nitrogen, our industry is absorbing new capacity from the low-cost gas regions of Trinidad, where we operate, as well as Venezuela and Argentina. With natural gas prices climbing in North America, rationalization is inevitable. Companies have moved slowly in making these difficult decisions, which tempered the rebound of nitrogen prices late in the year.

     Our feed and industrial operations provide an important hedge against the fertilizer cycle. Fertilizer represented 55 percent of our net sales and 44 percent of gross margin. Animal feed was 12 percent of net sales and 15 percent of margin. Industrial products were 33 percent of net sales and 41 percent of margin.

Better indicators for 2003

     Our achievements in 2002, despite tough market conditions, are a testament to the efforts and ingenuity of the people who drive our company at every level — from our mine sites to our customer service department.

     As we look forward to 2003, we see improvements in many of the industry’s fundamentals. The world grain stocks-to-use ratio has reached its lowest level since the food crisis of the early 1970s and prices for certain crop commodities that fell as much as 20 percent in 2001 recovered significantly in 2002. Palm oil increased 37 percent, rubber 27 percent, wheat 18 percent, rice 13 percent and corn 11 percent. Price is the most important variable in farmers’ planting decisions and forecasts suggest increased acreage this year.

     That’s an important trend because farmers did not apply enough fertilizer when crop prices were low. Research has shown that nearly half the fields in North America are lacking in phosphate and potash. Farmers in other parts of the world also have to increase application to protect the fertility of their soils.

     Inventories of all three nutrients are manageable and limited new capacity is scheduled to come on stream. These factors are creating a sense of optimism about 2003.

Phosphate
Sulfur Shooting Higher

Since mid-2001, the
price for sulfur, a
key raw material in
DAP production, has
more than doubled.

A strategy for growth

     In potash, we hold 65 percent of the world’s excess capacity. In 2002, while other global producers operated near their capacity, we operated at only 53 percent. As demand increases, we can boost production with minimal capital expense, increasing market share as we go. In 2002, we witnessed this growth as Brazil imported record tonnage and China signed an agreement with Canpotex at the end of the year to import 1.5 million tonnes in 2003.

     In phosphate, our superior rock quality allows us to produce a wider variety of products, with a focus on those that offer the best margins. In 2003, that advantage will become even greater as we move into an area of our rock deposit that is higher quality and closer to our Aurora facility, which will reduce rock costs.

     To maximize our production diversity at Aurora, we built a new DFP feed plant, which began operating in the third quarter of 2002, and are finishing an expansion to our purified phosphoric acid facility, with production beginning in the first quarter of 2003.

     We also announced plans to restart our White Springs DAP production in 2003. This will consume $20.0 million annually in idle plant costs, preserve this valuable asset and maintain our access to China’s DAP market, as the composition of our White Springs ore meets their proposed restrictions. We are anticipating a good spring season and are already seeing evidence that our decision to start up White Springs was the right move for our company at the right time.

     Nitrogen holds the greatest upside potential for our 2003 earnings. Rising prices for natural gas increase the value of our Trinidad operations, where our long-term gas contracts provide shelter from pricing volatility. This is a significant advantage because higher gas prices tend to generate higher ammonia prices. In fact, the Tampa ammonia price increased from $110 per tonne in mid-August 2002 to $195 by mid-February 2003, an increase of 77 percent. At the same time, we anticipate North American demand increasing by roughly 3 percent, which is the equivalent of 425,000 tonnes of ammonia. Historically, a 300,000-tonne shift can move the price of ammonia, so this is another positive indicator for prices in 2003.

Doing what’s right

     While our operating strategies focus on profitability, our philosophy has never strayed from a commitment to doing what’s right. We have implemented plans and programs to improve our production methods, strengthen our safety performance and reduce our environmental footprint. This will be discussed in greater detail in our first-ever Sustainable Development Report to be issued later this year.

     One area of specific focus is our safety performance, which, frankly, needed to be improved. We worked on it throughout 2002 and achieved much better results by the fourth quarter. We have a stated goal of no accidents, no harm to people and no damage to the environment. To bring us closer to that goal, we implemented a new safety process system built around behavior-based safety.

     In September, we resolved an EPA-led environmental investigation of our Geismar facility by accepting responsibility for violations of the federal Clean Air Act and analogous state laws and agreeing to pay $2.0 million in fines. The regular daily air emissions from the Geismar plant were in most cases normal for facilities of its type, but we failed to properly quantify all of the air emissions in our permit applications. We discovered these deficiencies during our internal review of environmental matters at Geismar in response to the investigation. We promptly reported the violations, and took appropriate measures to correct them and to prevent them from recurring.

Leadership throughout our company

     PotashCorp has worked hard to be the leader in our industry — in terms of shareholder return, responsible stewardship and community involvement. We set high standards for our company, employees and suppliers and encourage each group to rise to the challenge of being a best practices company.

     In June, we held our second annual best practices conference, pulling together facility leaders from all our operations. Sharing success stories — and shortcomings — helps identify ways to improve our performance and results.

     This spirit of leadership starts with our board of directors and executive management team. PotashCorp has been ahead of the curve on corporate governance, implementing best practices, including an annual review of board performance, long before these issues drew public attention.

     We have a fully independent corporate governance and nominating committee, which has been effective in attracting highly skilled people to lead our company. Mary Mogford, a member of our board since 2001, was selected a fellow of the Institute of Corporate Directors in 2002, a prestigious honor that is reflective of the quality of leadership that she has brought to the board. Wade Fetzer, another highly respected corporate leader, joined our board in May and we have benefited from his contributions.

Performance of
PotashCorp Shares

Over a three-year period, PotashCorp
shares returned 38 percent, while both
our sector and the Dow Jones Industrial
Average were in negative territory.

Responses to goals for 2002

Last year we outlined four specific goals. Here are our results:
1.	Over the business cycle, provide superior return on investment that exceeds cost of capital, outperforming our peer group and other basic materials companies in total shareholder return.
•	Given the five-year downturn in our industry, we believe the past 10 years better reflect our business cycle. Over that period, PotashCorp has generated total shareholder return of 260 percent. The combined average of all other fertilizer companies publicly traded on the New York Stock Exchange was 75 percent. Over the same period, the Dow Jones Basic Materials Index provided a return of 62 percent to investors.
•	While our performance against peers was strong, the extended down cycle for fertilizer has hindered our ability to deliver a return that exceeds the cost of capital. In 2002, our weighted average cost of capital was 7.0 percent, while our cash flow return on investment was 6.7 percent.

2.	Continue to work to align our people practices with our business goals, emphasizing consistency, fairness, shared responsibility and rewards.
•	A new management position was created to focus on “people development” through training, performance management and succession planning.
•	We instituted a new long-term incentive plan for senior management to align total shareholder return targets with basic materials peer comparisons, a broader peer group than simply fertilizer companies.
•	PotashCorp’s human resources programs have been designed with the objective of maintaining a stable, productive work force. That approach has led to loyal, long-term employees. In 2002, we presented 800 long-service awards, representing approximately 15 percent of our work force.

3.	Achieve a competitive advantage in all three nutrients by improving our cost positions while utilizing our efficient transportation system to be a low-cost supplier on a delivered basis.
•	PotashCorp operated our nitrogen facilities at a new standard of reliability in 2002. That reduced downtime and led to lower maintenance costs, as well as lower costs for gas and energy consumption per tonne produced, saving the company almost $8.0 million.

•	We saw increased costs in phosphate because of lower operating rates and higher input costs; potash unit costs, exclusive of Yumbes, were maintained.
•	Our purchase of a feed plant in Joplin, MO enabled us to optimize our Midwestern feed assets and reduce our product costs on a delivered basis by close to $1.0 million in 2002.
•	Our quick delivery response time out of New Brunswick enabled us to increase our potash shipments to Brazil by 11 percent.

4.	Deliver top-quality products with superior customer service to remain the preferred supplier to existing customers while developing new markets for our expanded production base.
•	In response to customer feedback, PotashCorp opened additional channels for ordering and communication. We enhanced the self-service features of our customer web site and 25,000 orders were placed through electronic data interchange. This reduced the number of calls to our customer service department but representatives still processed 160,000 calls on our 24-hour hotline, including 2,500 after-hours calls and 5 on Christmas Day.
•	Our Lanigan potash facility modified the size of its granular product to meet customers’ changing needs while reducing our costs.
•	PotashCorp continued to develop the Fertile Minds education program to provide the industry with the support needed to explain the benefits of fertilizer to the world. In response to requests, it was sent to customers and other interested parties in 17 countries, 43 states and 9 provinces.
•	With our Hazmat rail car, we trained more than 1,100 people on safe ammonia handling in 2002.

Working toward our continuing goals

PotashCorp operates with a long-term focus and thus we have established a number of continuing goals. Each year, we set targets designed to surpass our previous year’s performance and advance these goals.

1.	Continue to outperform our peer group and other basic materials companies in total shareholder return. 2003 Targets:
•	Decrease our non-cash working capital as a percentage of revenue by 10 percent.
•	Increase cash flow return by 10 percent.
•	Implement key corporate performance metrics on a comprehensive and systematic basis.

2.	Remain the leader and preferred supplier of nitrogen, phosphate and potash products worldwide. 2003 Targets:
•	Capture an equitable share of world potash consumption growth.
•	Double our DAP and MAP sales volumes.
•	Increase feed and industrial sales volumes in nitrogen by 10 percent and phosphate by 15 percent while achieving higher prices.
•	Move specialty products from index pricing to negotiated pricing, reflecting their differentiation.
•	Receive 20 percent of customer purchase orders through electronic interchange.

3.	Be the industry’s low-cost supplier. 2003 Targets:
•	Reduce phosphate rock costs by 20 percent per tonne over the course of the year.
•	Replace fuel oil at our New Brunswick operations with natural gas accessed and developed at our site, reducing costs by $2.0 million.
•	Achieve average natural gas input costs in North America 10 percent below the average NYMEX spot price.
•	Reduce domestic transportation costs by 5 percent.
•	Achieve 96.5 percent reliability performance in nitrogen operations.

4.	Constantly stress safety and care for the environment at our operations. 2003 Targets:
•	Reduce recordable accident frequency rate by 10 percent.
•	Reduce the number of environmental releases and permit excursions below 2002 levels.
•	Complete security vulnerability analyses at all our nitrogen plants.

5.	Align people practices with our business goals. 2003 Targets:
•	Implement a human resources administration system enabled by information technology.
•	Implement new systems and management processes to track benefits and identify potential areas for savings.
•	Review and update performance management processes across the company to achieve consistency.
•	Provide a competitive compensation program with a stronger incentive-based approach.

6.	Continue to take seriously our responsibilities to our communities. 2003 Targets:
•	Develop corporate volunteer projects in Saskatoon and Northbrook that reflect employees’ interests.
•	Produce our first Sustainable Development Report, providing information on PotashCorp’s economic, social and environmental performance.
•	Conduct communication drills in conjunction with emergency management exercises at all facilities, ensuring our ability to deliver information to our communities in a crisis situation.

7.	Be in the forefront of good corporate governance standards. 2003 Target:
•	Adopt a comprehensive statement of governance principles designed to capture current best practices.

Helping the real environmentalists

     One of the most important tasks we have undertaken is returning the focus on food production to where it belongs: the land. The general public has been caught in a wave of misinformation, which is why we developed our Fertile Minds program to provide factual information about fertilizers and healthy soils. I encourage you to learn more by visiting our Fertile Minds web site — www.fertile-minds.org.

     At PotashCorp, we know our efforts are essential to world food production. While many people have moved away from their farming roots, none of us have forgotten how important it is that we have enough to eat. In the process of providing proper plant nutrition, we are also helping to preserve forests, natural parks and wildlife habitats for generations to come.

     With this unyielding truth in mind, we will work every day to maximize the benefits of our assets for all of our stakeholders.

William J. Doyle
President and Chief Executive Officer
February 27, 2003

Myth: We have more
important issues than food
production right now.

Reality: Food production is
the most fundamental issue
for health, the environment
and human happiness.

Dr. Norman Borlaug, Nobel
Peace Prize winner for
agricultural research: “If we
want world peace, we aren’t
going to get it by depending
on empty stomachs and
human misery.”

The potency of PotashCorp

1	Our strategies give us a special competitive advantage

PotashCorp’s advantage begins with low-cost, industry-leading positions in each of our businesses. We have analyzed our strengths in each nutrient and developed a strategy for each designed to lift us above the commodity cycle. Our goal is to reduce volatility and create a rising trend of profitability. In potash, we are the capacity leader by far and operate low-cost mines. This means we can match supply to demand, bringing on our excess capacity as global consumption grows. In phosphate, our wealth of quality rock reserves confers a position of strength that allows us to pursue specialty markets where we can achieve critical mass to maximize profitability. In nitrogen, long-term natural gas contracts in Trinidad give us unique flexibility and economy. We emphasize industrial sales from our North American nitrogen production base while controlling input costs through US gas hedges. During the recent downturn, we were the only publicly traded fertilizer company on the New York Stock Exchange to stay profitable.

Potash Large, Low-Cost, Efficient	Phosphate Bigger...and Better	Nitrogen Offshore Strength

Our large, low-cost potash operations
make our strategy of matching supply
to demand possible. Rocanville is the
lowest-cost facility in the world and
sets the standard for efficiency, with
Lanigan and Allan close behind.	We have lower-cost, higher-quality and larger phosphate reserves than any North American producer. These advantages will become even greater as we mine from our best deposit.	Our Trinidad operation, which has access to low-cost gas, gives us greater offshore ammonia capacity than any other company in the Western Hemisphere, creating a competitive advantage.

Strong, Flexible Finances

Even measured against the toughest
fertilizer market in history, PotashCorp
has consistently generated exceptional
cash flow. This has given us the
flexibility to reinvest in projects that
will make us stronger for the long term.

2	We foster a culture that sustains success

Responsible stewardship is at the heart of our commitment to our stakeholders. Even more, we believe it is central to our continued success as an organization. Our standards of corporate governance are high because we recognize that strong governance practices make us more responsive and competitive. We care for the environment because responsible management of resources is the very foundation of our business. We understand that healthy communities are important to strong operations and provide a platform for growth. And we foster initiative and openness in the workplace because we know that the growth and development of our employees are essential to the success of PotashCorp. In every area of our business we seek to do the right thing — because that’s the best way to sustain long-term value creation.

3	Our financial strength gives us growth leverage

PotashCorp’s ability to finance growth is envied by our competitors. Over the past five years, and despite weak markets, we have generated $1.8 billion in operating cash flow. We’ve used this to finance our expansions and make acquisitions, finding properties that will offer a competitive advantage and superior returns. We have also directly rewarded our shareholders by repurchasing more than $130 million in shares and paying more than $250 million in dividends. At the same time, we have maintained a net debt to capital ratio of 41 percent, the best in our sector.

4	Our underlying markets continue to expand

Fertilizer remains the key to our business. By restoring soil energy and vitality, fertilizers add one-third to the world’s food production each year. This is crucial as global population rises by about 75 million annually. There is increasing demand for meat, too, which translates into ever greater demand for fertilizer. Meanwhile, our industrial applications are expanding, adding balance to our business and the potential for more attractive and stable margins.

     Demand Keeps Us Growing

       A growing world population and desire for more and better food are driving fertilizer demand — the underlying basis of our business.

5	Fertilizer indicators are improving

Our performance is affected by a number of external factors that influence food production and fertilizer application, including world weather, grain stocks, crop prices and soil fertility levels. Many of these fundamentals were in transition in 2002. Poor growing conditions resulted in grain stocks falling to the lowest level since the early 1970s. Low grain stocks tend to create higher prices for crops. Farmers look at crop prices more than any other variable when making planting decisions, so higher prices have historically led to increased plantings.

Farmers know they will get a great return by investing in crop nutrients. They also know, through soil analysis, that almost half of the fields in North America are nutrient-deficient in potassium and phosphate. To fully capture higher crop prices, they must restore the fertility of their soil and apply more fertilizer.

    Filling the Gap

     Poor growing conditions around the world led to grain production falling behind consumption again in 2002. Farmers will need fertilizers to help increase production in 2003.

Myth: We can grow as
much food as we need
without fertilizer.

Reality: Without the
increased food production
from fertilizer application,
one in every three people
would starve.

Thanks to our life-giving
nutrients, no one has to
decide which of these
three it would be.

PotashCorp strategy

Potash: We are an
       international powerhouse

PotashCorp is No.1 in potash with more capacity than any other producer in the world. Our mines in Saskatchewan and New Brunswick contain nearly one-quarter of world potash capacity and 65 percent of excess capacity. If we operated flat out, we could almost double our production and supply nearly 30 percent of annual world potash needs. Our Rocanville mine was recognized in a recent industry study as the low-cost leader, with our Lanigan mine No.2 and Allan close behind. We have massive reserves of superior quality that we will be mining for more than 100 years.

Operating from such a position of strength, PotashCorp has the unique ability to bring on excess capacity as market conditions warrant. As demand increases, we can utilize capacity very quickly with little capital expense. This further reduces our cost per tonne, improving overall margins.

Over the next five years, industry consultants expect world demand for potash to grow by approximately 5 million tonnes while approximately 2 million tonnes of new capacity is expected to come on stream. PotashCorp has more exposure to offshore markets where growth rates are higher. We will be able to draw upon our excess capacity to deliver much of the additional 3 million tonnes needed by the market. This provides potential leverage from higher volumes, lower costs and increased prices.

Phosphate: Superior deposits
         offer a special advantage

PotashCorp’s phosphate reserves are higher quality, lower cost and closer to processing facilities than those of our North American competitors, giving us a major cost advantage. In Aurora, we have begun to mine the richest part of our reserve base, providing us with the lowest-cost rock in North America for the foreseeable future.

                        Potash

                        Ready to Flex

                                With other world producers
                                operating at or near capacity,
                                PotashCorp is in the best
                                position to use our excess
                                capacity to fill increasing world
                                demand for potash.

    Phosphate
    Right Products
    at the Right Time

    Our high-quality phosphate ore allows
    us to produce the widest range of
    products in our industry. We focus our
    production on those with the highest
    gross margin.

    Nitrogen
    Market-driven
    Success

    Over the past five years, we have
    steadily increased industrial
    sales, where margins are higher
    and more stable.

We have used these cost/quality advantages to develop the most diversified product line in the industry. This gives us the flexibility to focus on the fertilizer market when it is strong, and on animal feed and industrial markets when fertilizer is weak. Our goal is to move 50 percent of our phosphate production into high-margin feed and industrial products. Our various phosphate products are used in such items as kitchen countertops, cake mixes and colas.

Because of our superior rock position, we expanded our purified phosphoric acid capacity and built the world’s largest, lowest-cost plant producing DFP (defluorinated phosphate), a special product for poultry. These industrial and feed projects are expected to improve our phosphate gross margin during good times and bad.

Nitrogen:  The flexibility to
                          move with markets

PotashCorp’s strategy is to control input costs through our US hedges and Trinidad gas contracts while stabilizing earnings by growing our industrial sales in North America. In the US, natural gas at $2.00/MMBtu makes up at least 70 percent of the cost of producing ammonia; $5.00 gas moves it to 85 percent. We control our costs through long-term, low-cost gas contracts in Trinidad while hedging a portion of the cost of gas supplied to our US plants. This increases our margins when gas prices rise and our unhedged competition shuts down, tightening the supply/demand dynamic and raising nitrogen prices.

In 2002, 60 percent of our total nitrogen sales were made to industrial customers for use in products ranging from plastics and adhesives to pharmaceuticals and tires. Our US facilities are linked by pipeline to adjacent industrial customers who depend on quality product and timely service, and will pay a premium to get it. We will continue to emphasize growth of our higher-margin industrial business in North America while using our input cost advantages to sustain our competitive edge.

Myth: Modern
agricultural methods have
lessened the nutritional
value of food.

Reality: With access
to more food and healthier
diets, people are growing
taller and living longer.

Over the past century,
the life expectancy for a
baby born in the United
States has gone from
49 years to 77 years.

  Recordable Injury
  Frequency Rate Improves

   In 2002, we expanded our behavioral-
   based safety program, which resulted
   in a lower accident rate.

  Significant Environmental
  Expenditures

   With the completion of many major
   projects in recent years, our
   environmental expenditures have
   decreased somewhat. Nonetheless,
   we continue to spend substantial
   amounts to fulfill our environmental
   responsibilities.

  Company Matches
  Employee Donations

   Our employees commit dollars to
   causes that are close to their hearts.
   A percentage of these donations is
   matched by the company.

Stewardship

Responsible stewardship is at the heart
             of our sustained success

At PotashCorp, we recognize that achieving superior financial performance — and sustaining it — depends on the high standards and values we maintain in every area where our corporation has an impact.

This is reflected not only in how we operate our businesses, but also in how we manage our effect on the environment, how we interact with the communities in which we operate, and how we protect and foster the health, spirit and creativity of our employees. It is also evident in the approach we take to running the company — our commitment to effective corporate governance begins with the Board and extends through the decisions every group of PotashCorp employees makes.

It helps that our primary business — fertilizers — makes a critical contribution to people’s health and well-being around the world. Fertilizers are drawn from nature, replace key nutrients lost with every harvest and are a critical driver of land conservation.

Our crop nutrients not only sustain lives, they improve them. High-yield agriculture makes food affordable, freeing up more income and time for other necessities or luxuries. Fertilizers “give back” and we strive to take our cue from this behavior in everything we do.

Watch for our new Sustainability Report

In 2003, for the first time, we will be issuing a comprehensive Sustainability Report, outlining our policies and progress in such key areas as the environment, community relations, health and safety, employee development and corporate governance. The report will be available on our web site (www.potashcorp.com), and in print to all who request a copy.

Myth: There will always
be enough land for
natural habitats and
recreational areas.

Reality: Without fertilizer on
farmland, millions of acres of
forests and grasslands would
have to be converted for
food production.

More than 300 mammals,
including the gray wolf, are
already on the endangered
species list. That number
will be even greater if more
wildlife habitats are needed
for food production.

                      Industry facts

	Potash	Phosphate	Nitrogen

Base Product	Potassium chloride (MOP)	Phosphate rock	Ammonia
— phosphoric acid

World Reserves	Very limited	Limited	Readily available (natural gas)
Availability

Cost of New Capacity	Approximately $500 million	Approximately $1 billion for	Approximately $500 million for
	for 1 million tonnes KCl	1 million tonnes P2O5	1 million tonnes ammonia

Greenfield[2]	5 years	3 years	2 years
Development Time

Producing Countries	13 (based on KCl)	44 (based on P2O5)	More than 75 (based on ammonia)
	# 1 — Canada	# 1 — US	# 1 — China
	# 2 — Russia	# 2 — Morocco	# 2 — US
	# 3 — Germany	# 3 — Russia	# 3 — India
	# 4 — Belarus	# 4 — China	# 4 — Russia

Production State—Owned	20%	38%	60%
or Subsidy—Controlled

Expected Demand	2%	2%	2%
Growth Rate

Major Importers	(KCl)	(DAP)	(Ammonia)
	# 1 — US	# 1 — China	# 1 — US
	# 2 — China	# 2 — Pakistan	# 2 — India
	# 3 — Brazil	# 3 — India	# 3 — South Korea
	# 4 — India	# 4 — France	# 4 — Turkey

Market Characteristics	Global, few major players	Regional, large players	Mostly regional

Products	Fertilizer — KCl	Fertilizer — DAP, MAP,	Fertilizer — Ammonia, Urea,
		SPA, LoMag, Poly-N	Ammonium Nitrate,
Nitrogen Solutions

Primary End Uses	Agriculture	Agriculture	Agriculture

Products	Industrial — KCl	Industrial — Purified	Industrial — Ammonia,
		phosphoric acid	Urea, Nitric Acid,
Ammonium Nitrate

Primary End Uses	TV and computer screens,	Soft drinks, food products,	Pharmaceuticals, plastics,
	drilling fluids, water softeners,	industrial ingredients,	resins, adhesives, dyes,
	soaps, perfumes, de-icers	metal treating, water	pool chemicals, carpets,
		treatment	photography, batteries, paints,
tires, explosives for mining,
construction and road work

Products	Feed Supplements — KCl	Feed Supplements —	Feed Supplements — Urea
Dical, Monocal, DFP

Primary End Uses	Livestock and poultry	Livestock and poultry	Livestock

Major Consuming	Corn, rice, wheat, soybeans,	Wheat, rice, corn, soybeans,	Wheat, rice, corn, cotton
Crops	cotton, oil palm, sugar cane,	cotton
coffee

                PotashCorp facts

	Potash	Phosphate	Nitrogen

Capacity	12.1 million tonnes KCl	2.5 million tonnes P2O5	3.9 million tonnes NH3
	23% of world capacity	6% of world capacity	2% of world capacity

World Position	#1	#4	#3
by Capacity

Reserves	More than 100 years of reserves	Approximately 75 years	Approximately 60 years of
	at current operating rates	of reserves at current	reserves (based on natural
		operating rates	gas reserves in Trinidad)

Cost Position vs	Low-cost producer	Low-cost P2O5	Trinidad operations low-cost
World Producers		Low-cost feed	US operations high-cost
		Low-cost purified acid	(consistent with all US producers)
Medium-cost DAP

Production	Six mines in Canada	Two mines in the US	Four plants in the US
Facilities	(plus interest in one other) Potassium nitrate plant in Chile	Three processing plants in the US Eight feed plants (7 — US, 1 — Brazil)	Large complex in Trinidad

Key Input	Shutdown weeks, natural gas,	Cost of phosphate rock,	Natural gas, conversion
Cost Sensitivities	foreign exchange rate	sulfur, ammonia	efficiency

Competitive Strengths	Low-cost producer	Long-term reserves,	Flexible product mix
	65% of world excess capacity	high-quality rock	Close ties to industrial producers
	Greater offshore presence	Production diversity,	Long-term access to low-cost
		widest product range	gas in Trinidad

Net Sales 2002	28% of total	33% of total	39% of total

Gross Margin 2002	71% of total	13% of total	16% of total

Customer Type[1]	91% fertilizer	49% fertilizer	40% fertilizer
	9% feed/industrial	51% feed/industrial	60% feed/industrial

Customer Location[1]	44% North America	81% North America	94% North America
	56% Offshore	19% Offshore	6% Offshore

Market Share	(KCl)	(P2O5)	(N)
	30% North America	18% North America	17% North America
	11% Offshore	1% Offshore	0.3% Offshore

Main Customers	North America	North America	North America
	Large cooperatives	Fertilizer: large cooperatives	Fertilizer: US DAP producers
	Offshore	Feed: bulk feed producers	and large cooperatives
	Brazil, China, Japan,	Industrial: manufacturers	Industrial: Industrial intermediate
	Malaysia	Offshore	and product manufacturers
		Fertilizer: China	Offshore
		Feed: Brazil, Mexico	Limited sales

Main Competitors	North America	North America	North America
	IMC, Agrium, FSU[2]	Fertilizer: IMC, Cargill, Simplot	Agrium, MissChem, Farmland,
	Offshore	Feed: IMC, Coronet	Terra, FSU[2] and other importers
	Silvinit (Russia), Uralkali (Russia),	Industrial: Astaris, Rhodia Offshore	Offshore Limited sales
	Belaruskali (Belarus),	Fertilizer: Morocco, Russia,
	Dead Sea Works (Israel), Kali & Salz (Germany), Arab Potash (Jordan)	Jordan Feed: China

Sales Approach	North America: PCS Sales	North America: PCS Sales	North America and Offshore:
	Offshore: Canpotex[2] and	Offshore: PhosChem[2]	PCS Sales
	PCS Sales	(fertilizers only)

1 Based on 2002 sales volumes
2 See Glossary on inside back cover

Management’s
              Discussion & Analysis
                                                                          of Financial Condition and Results of Operations (in US Dollars)

The following management discussion and analysis is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, consisting exclusively of outside directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

Strategy for success
PotashCorp is determined to be the industry’s low-cost global supplier on a delivered basis, and to have sufficient size in each of our three nutrients to give us a strong presence in the marketplace. We are focused on decommoditizing our business by designing strategies in each nutrient that reduce the volatility of the traditional commodity earnings trend line and direct it upwards. We have unique strengths that can enable us to take advantage of growth in the industry and cushion us from its volatility. We strive to build on these strengths by acquiring and maintaining low-cost, high-quality capacity that complements our existing assets and adds strategic value.

In our day-to-day business, we aim to maximize gross margin by focusing on the right blend of price, volumes and asset utilization, with the goal of offering superior returns through sustained growth. Even during the current lengthy downturn in fertilizer, we have remained profitable. We constantly link our financial performance with areas of extended responsibility: the environment, our social and economic stakeholders and all who depend on us.

Potash: Building on global leadership
Our high-quality ore, low-cost production and excess capacity are at the root of our strategy and strength in potash. Confident that price is more important than volumes, we match supply to demand to minimize inventory overhang and grow earnings — a strategy that has consistently proved itself. With 65 percent of world excess capacity, we can respond to rising global demand by bringing on capacity; we aim to get a significant share of that growth. Greater production should lower our costs and increase our sales volumes. A tighter supply/demand balance is expected to go hand-in-hand with higher prices. We expect any potential threat to this strategy posed by new global capacity to be deflected by the scarcity of suitable undeveloped ore bodies, and the high capital cost and time required to bring a greenfield operation into production.

We are a preferred supplier to developing nations, where we expect the greatest growth in potash demand. Since transportation costs are an important component of delivered costs and we have definite advantages in markets close to our sources of supply, we often base our sales strategies on the proximity of our customers. Thus, we supply Asia

Management’s Discussion & Analysis

and the US mainly from our six Saskatchewan locations, and South America and Europe primarily from our New Brunswick base. We minimize transportation and marketing costs for Saskatchewan offshore sales through our membership in Canpotex. For customers in the US and Canada, we maintain a system of distribution warehouses that are well-positioned to provide timely delivery of quality product to the high-demand spring and fall markets. We maximize utilization of unit trains to obtain volume discounts from railways. We are also working to expand our sales of potash for industrial use.

Phosphate: Strength through diversification
Our high-quality, low-cost phosphate reserves allow us to diversify into a wide range of higher-margin products, and that mix lets us respond quickly to market changes. With approximately 75 years of reserves and multi-year mining permits, we have the ability to achieve critical mass in specialty markets that bring good returns and maximize potential profitability. Our production portfolio also lets us take advantage of fertilizer during its upcycle and remain profitable with our other product lines when fertilizer markets turn down.

Our long-term goal is to use at least half of our phosphoric acid in higher-margin feed and industrial products and allot the rest to fertilizer production. We constantly pursue opportunities to further diversify into the industrial and animal feed phosphate markets. We are able to alter the fertilizer split as required to maximize margins from the solid fertilizers DAP and MAP, and the liquids merchant grade phosphoric acid, superphosphoric acid and polyphosphates.

Nitrogen: The best of two worlds
With our ammonia production split approximately 50-50 between our

Trinidad complex and our four plants in the US, we have a different focus for each region and a different way of controlling input costs.

We utilize our Trinidad production mainly for fertilizer, and keep production costs down with long-term gas contracts tied to the price of ammonia in the US Gulf. In the US, we hedge a portion of our natural gas needs and focus our production on higher-priced industrial sales with long-term contracts, emphasizing reliable quality and security of supply. Our varied US production lets us maximize sales into industrial markets, supplemented by fertilizer sales so we can run our plants at high operating rates and control costs. We continue to use a natural gas hedging strategy to minimize the risks from the current volatile US gas market and ensure low-cost operation in the face of rising offshore imports.

With 65 percent of the world’s excess capacity, we could almost double our annual production and supply nearly 30 percent of global potash consumption.

In 2002, we reinforced our diversified position in phosphate. We commissioned our new DFP plant, added a plant to our feed group and progressed toward the scheduled start-up of our expanded purified phosphoric acid plant early in 2003.

By maintaining long-term natural gas contracts in Trinidad and hedging a portion of our US gas purchases, we were sheltered from the higher gas costs faced by US nitrogen producers buying primarily on the spot market.

Management’s Discussion & Analysis

Industry Indicators
what happened in
2002

Weather hurt crops in many areas
Poor weather in North America and a developing El Niño affected crops in several parts of the world. Examples of substantial production cuts are those experienced by US corn, Indian rice and Canadian and Australian wheat, with year-over-year reductions of 5, 15, 25 and 60 percent respectively.

Combined with rising global demand, the net effect was a drawdown in the global grain inventory to the lowest level in nearly 30 years, with USDA projecting a stocks-to-use ratio of 22 percent for crop year 2002/03.

US natural gas prices climbed
Natural gas is a key input for nitrogen production, making up at least 70 percent of US ammonia production costs. Natural gas prices more than doubled from $2.01/MMBtu in February to $4.13 in December. US producers without hedging programs found their margins under pressure. Based on the Tampa ammonia price benchmark, the high cash costs would have kept their margins in red ink for approximately 90 percent of the year.

Grain prices strengthened
Low global production and reduced inventories have historically strengthened crop prices, increased planted acres and encouraged fertilizer consumption. Most important is the price of the worldwide staple, corn. By year-end, its price was $2.32, up 21 percent from the April low.

US Farm Bill supports farmers
The new US Farm Bill set in place a flexible and transparent framework that provides farmers with price and income support for six years and is expected to furnish a long-term incentive to restore soil fertility. The impact of the higher grain prices on assistance paid during periods of weak prices meant government payouts were down from the 2001 level of $20.7 billion. In spite of this, government assistance to farmers at over $13 billion in 2002 was the sixth highest in history.

China backtracks on WTO commitments
China joined the World Trade Organization (WTO) in December 2001, agreeing to eliminate quantitative restrictions on fertilizer imports and implement a tariff rate quota (TRQ) system. Under the terms of the agreement, the 2002 TRQ level for DAP was set at 5.7 million tonnes and for urea at 1.3 million tonnes. Prior to this agreement, urea imports had been banned for nearly five years, and DAP imports had been limited beginning in 2001. Under the new system, imports of both increased. As 2002 progressed, China delayed the issuance of TRQ allocations beyond the spring fertilizer demand season and then introduced a standard limiting the cadmium content of fertilizer. These impediments to free trade created uncertainty in DAP markets. At year-end, the US fertilizer

Crop prices rebounded in 2002,
spurred by the lowest grain stocks
level since the early 1970s.

China, the world’s largest fertilizer consumer,
imported more DAP and urea after joining the
WTO but considerably less than 1997 levels.

In the fourth quarter, gas prices rose but
ammonia prices lagged and margins for
unhedged producers were negative.

Management’s Discussion & Analysis

industry and regulatory bodies were countering, requesting adherence to the WTO agreement and use of science-based standards for cadmium content.

Economic growth encourages industrial usage
The US economy grew by 2.4 percent in 2002, compared to 0.3 percent in 2001. Producers of many industrial products reduced inventory in the first half and then began to increase production, requiring more inputs. For most of the year, consumer spending helped support the economy, with strong automotive sales and housing starts.

The world economy moved towards recovery with 1.6 percent growth, compared to 1.0 percent in 2001. Strong growth in China (7 percent) and India (5 percent) spurred demand for consumer goods and for improved diets. Brazil and Argentina devalued their currencies but a natural hedge assisted their fertilizer imports, which, like their crop exports, are in US dollars. Russia implemented economic reforms that are ultimately expected to boost domestic fertilizer consumption and reduce its nitrogen exports. A bill was passed allowing private citizens the right to buy land. The US and the EU granted Russia market economy status, though its nitrogen exports face anti-dumping charges until its domestic gas prices rise to international levels. Russia’s desire to join the WTO is expected to increase gas prices, and to reduce the future international competitiveness of its nitrogen products.

India Slams Door on
DAP Imports

India’s discriminatory subsidies have reduced DAP imports and boosted domestic production.

India discriminates against DAP imports
India, the world’s second largest phosphate consumer, depends on imports of raw materials or finished products. It continued to heavily subsidize its domestic DAP producers, allowing them to increase production. This kept its imports at the lowest level since 1987.

Shifts in global meat sales and trade
US poultry exports were down 12 percent from the 2001 record. Russian veterinary restrictions that banned US poultry imports for part of the year allowed Brazil to increase its share of the Russian market, and Russia to boost its domestic production. US production of beef, pork and poultry all rose as consumption per capita grew, for a combined increase of over 3 percent. In spite of this, US consumption of phosphate feed supplements fell by approximately 5 percent from 2001, partly due to the substitution of meat and bone meal.

Capacity overview
Nitrogen: Western Hemisphere nitrogen capacity outside North America has increased by approximately 20 percent since mid-2000, when a 725,000 tonne per year (tpy) plant in Argentina, and a 1.2 million tpy plant in Venezuela came on stream. In mid-2002 a 640,000 tpy plant was commissioned in Trinidad. In the US, imports from these plants have increased at the same time as higher gas prices have squeezed margins of local producers. As a result of this new capacity, over 1.5 million tonnes of US ammonia capacity shut down in 2001. It has not operated since then. In addition, US producers have curtailed production, operating at approximately 80 percent of capacity in 2002. This compares to a typical level of 95 to 100 percent when gas prices were near $2/MMBtu.

Phosphate: World phosphate markets continued adjusting to the surge of approximately 2.5 million tonnes P2O5. This new and debottlenecked phosphoric acid capacity came on stream in 2000-2002 in India, Australia, Morocco, Senegal and South Africa. This is approximately 6 percent of the 40 million tonne global P2O5 capacity. This new production, most of which was upgraded to DAP, depressed world markets. In response, individual DAP producers in the US curtailed their output.

Potash: No major additions to capacity came on stream.

Potash Production

	2002	2001

World	43.6 MT	42.0 MT

PotashCorp	6.4 MT	6.1 MT

PotashCorp Share	14.7%	14.5%

MT = Million tonnes KCl
Source: Fertecon, PotashCorp

Phosphoric Acid Production

	2002	2001

World	28.5 MT	27.5 MT

PotashCorp	1.5 MT	1.6 MT

PotashCorp Share	5.3%	5.8%

MT = Million tonnes P2O5
Source: Fertecon, PotashCorp

Nitrogen Production

	2002	2001

World	129.8 MT	127.9 MT

PotashCorp	3.7 MT	3.7 MT

PotashCorp Share	2.9%	2.9%

MT = Million tonnes ammonia
Source: Fertecon, PotashCorp

Management’s Discussion & Analysis

PotashCorp
                                           what happened in 2002
Earnings guidance review
The company’s initial projection for diluted earnings per share (EPS) in 2002 was in the range of $2.00 per share. The final result was $1.03 per share. The primary causes of this variance from projected amounts are:

CAUSE	EFFECT ON DILUTED
AFTER-TAX EPS
Potash sales volumes lower	$(0.20)
Potash realized prices lower	(0.21)
Lower provincial mining and other taxes	0.20
PCS Yumbes (potassium nitrate operations)	(0.06)

Subtotal potash	(0.27)

Phosphate realized prices lower	(0.29)
Higher phosphate unit cost of sales	(0.32)

Subtotal phosphate	(0.61)

Nitrogen unit cost of sales higher	(0.16)

Subtotal nitrogen	(0.16)

SUBTOTAL OF THE ABOVE	(1.04)

Lower selling and administrative expenses	0.05
Foreign exchange variance	(0.02)
Income tax variance	0.04

TOTAL VARIANCE FROM PROJECTED DILUTED EPS	$(0.97)

Potash
•	Potash volumes in the domestic market and prices in both the domestic and offshore markets were down due to competitive pressures.
•	Provincial mining taxes were lower due to lower margins on potash.
•	The company’s nitrate operations in Chile continued to be affected by high costs due to start-up, low operating rates and weak prices.
Phosphate
•	In phosphate, prices were down and higher costs were primarily attributable to reduced production volumes, unscheduled reduced operating rates due to sulfur shortages and increased sulfur input costs.
Nitrogen
•	The unit cost of sales for nitrogen was up due to natural gas prices that were higher than those forecast, with minimal product price offset.
Corporate
•	Spending restraint and no amortization of goodwill reduced selling and administrative expenses.
•	Income taxes decreased due to lower earnings.

Overview

	Dollars (millions)
	except per share amounts			% Increase (Decrease)
	2002	2001	2000	2002	2001

Net Sales	$1,913.8	$2,072.7	$2,231.6	(8)	(7)

Gross Margin	$301.6	$399.2	$482.8	(24)	(17)

Provision for Plant Closures and Office Consolidation	—	—	$24.3	—	—

Operating Income	$166.9	$269.7	$326.8	(38)	(17)

Net Income	$53.6	$121.2	$198.0	(56)	(39)

Net Income Per Share — Basic	$1.03	$2.34	$3.78	(56)	(38)

Net Income Per Share — Diluted	$1.03	$2.32	$3.76	(56)	(38)

Management’s Discussion & Analysis

Potash

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001

Net Sales
North American	$215.3	$232.1	$237.8	(7)	(2)	2,780	2,894	2,939	(4)	(2)	$77.45	$80.21	$80.92	(3)	(1)
Offshore	300.7	293.4	340.9	2	(14)	3,547	3,349	3,973	6	(16)	$84.76	$87.62	$85.79	(3)	2
Other	18.0

	534.0	525.5	578.7	2	(9)	6,327	6,243	6,912	1	(10)	$84.40	$84.18	$83.72	—	1

Cost of Goods Sold
Cash Costs	272.1	249.6	233.8	9	7						$43.00	$39.98	$33.82	8	18
Depreciation and Amortization	46.3	34.1	40.9	36	(17)						$7.32	$5.46	$5.92	34	(8)

	318.4	283.7	274.7	12	3						$50.32	$45.44	$39.74	11	14

Gross Margin	$215.6	$241.8	$304.0	(11)	(20)						$34.08	$38.74	$43.98	(12)	(12)

2002 vs 2001

The gross margin drop from 2001 in our potash segment was principally attributable to Yumbes, our potassium nitrate plant in Chile, and to increased competitive pressures in domestic and offshore markets.

Net sales volumes from this segment rose slightly in 2002, due to higher offshore volumes and the first year of sales from Yumbes. Previously, Yumbes had been in preproduction and revenues had been offset by costs that were capitalized. North American sales volumes were down, as we chose not to participate in some lower-priced domestic sales. Volumes were further affected by a poor spring planting season, a late harvest and an early winter. Prices came under pressure, we believe, when North American competitors seeking higher cash flow attempted to sell more potash to capitalize on its profitability. Offshore, we set a sales record in March, and we sold additional tonnes to China, Brazil, Japan and Malaysia. However, we did not get the growth we had anticipated entering the year as we experienced aggressive competition in offshore markets, resulting in lost sales and lower prices.

Unit cost of sales (excluding Yumbes) decreased, primarily because production tonnes were up. Start-up problems and low operating rates at Yumbes increased its costs. Since the market has not yet absorbed all the available nitrate capacity, prices for that nutrient have not recovered to the levels of the late 1990s. In total, Yumbes negatively affected potash gross margin.

Potash prices have remained relatively stable in both North American and offshore markets. On an annual basis, they have stayed within a 3 percent range over the last three years.

2002 POTASH PRODUCTION (million tonnes KCl)

	Annual	2002	2001	Mine Site
	Capacity	Production	Production	Employees
				(active)

Lanigan SK	3.828	1.424	1.354	331

Rocanville SK	2.295	1.700	1.593	324

Allan SK	1.885	.864	.768	272

Cory SK	1.361	.677	.747	184

Patience Lake SK	1.033	.230	.241	67

Esterhazy SK1	.953	.953	.816	0

New Brunswick NB	.785	.599	.609	331

TOTAL	12.140	6.447	6.128	1,509

1	Production at Esterhazy is mined from PotashCorp reserves by IMC Esterhazy Canada Limited Partnership under a long-term agreement. For calendar year 2003, our allocation is 0.953 million tonnes.

Management’s Discussion & Analysis

Potash
Similar Shutdowns
Weeks

Shutdown weeks to control inventory are an important factor in our potash costs. In 2002, we had 63.1 shutdown weeks, almost the same as the year before.

Potash
Strategic Access to Brazil
$US/Tonne

Our New Brunswick operation can supply potash to Brazil at lower cost than any other producer and with a 24 percent shorter sailing time compared to Belarus.

Potash
Competitive Supplier to China
$US/Tonne

Our Saskatchewan potash, with large storage facilities in Vancouver and Portland, has a 30 percent advantage over Middle Eastern producers in sailing time to China.

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

Phosphate

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001

Net Sales
Fertilizer — liquids	$144.9	$145.0	$192.3	—	(25)	675	741	986	(9)	(25)	$214.55	$195.56	$195.10	10	—
Fertilizer — solids	113.4	130.1	222.9	(13)	(42)	745	927	1,523	(20)	(39)	$152.26	$140.30	$146.31	9	(4)
Feed	216.8	208.6	215.4	4	(3)	961	874	907	10	(4)	$225.55	$238.79	$237.44	(6)	—
Industrial	157.2	168.1	151.9	(6)	11	512	503	477	2	5	$307.29	$334.32	$318.48	(8)	5

	632.3	651.8	782.5	(3)	(17)	2,893	3,045	3,893	(5)	(22)	$218.58	$214.06	$201.00	2	7

Cost of Goods Sold
Cash Costs	516.9	517.1	640.3	—	(19)						$178.69	$169.82	$164.47	5	3
Depreciation and Amortization	76.8	72.0	68.1	7	6						$26.55	$23.65	$17.50	12	35

	593.7	589.1	708.4	1	(17)						$205.24	$193.47	$181.97	6	6

Gross Margin	$38.6	$62.7	$74.1	(38)	(15)						$13.34	$20.59	$19.03	(35)	8

2002 vs 2001

Overall phosphate net sales volumes decreased slightly in 2002, mainly because we decided not to participate in low-priced offshore markets for liquid fertilizers and, for the first half of the year, solid fertilizers. Increased DAP imports by China encouraged a return to the offshore market in the second half of 2002. North American feed sales volumes were

Management’s Discussion & Analysis

flat as a competitor brought on new capacity, customers tightened feed formulation and competition increased from meat and bone meal and from phytase. Offshore feed volumes increased significantly with higher sales to Mexico and the Philippines, and from our Brazilian feed plant. Excluding hydrofluosilic acid (HFSA), a byproduct previously included in Other income, industrial sales volumes and prices were each down 4 percent.

Overall liquid fertilizer prices were up due to product mix, as less low-priced product was sold into the offshore market. Tighter supply pushed up prices for solid fertilizers. Competitive pressures also pushed down feed prices in both domestic and offshore markets as new capacity came on stream. Prior period contract adjustments with a major customer, plus competitive pressures, kept industrial prices down.

Several factors joined to raise phosphate production costs. Lower production volumes meant fixed costs had to be allocated over fewer tonnes. We used high-cost inventoried rock from an area where dredging costs were incurred. Sulfur shortages late in the year cut operating rates and raised input costs, increasing unit costs. The purified acid plant experienced operating problems in the third quarter, which affected costs.

2002 ROCK AND ACID PRODUCTION

	Phosphate Rock (million tonnes)			Phosphoric Acid (million tonnes P2O5)
	Annual	2002	2001	Annual	2002	2001	Employees
	Capacity	Production	Production	Capacity	Production	Production	(active)

Aurora NC	6.0	3.440	3.900	1.202	.852	.916	985

White Springs FL	3.6	1.547	1.677	1.093	.480	.473	820

Geismar LA	—	—	—	.202	.180	.184	81

TOTAL	9.6	4.987	5.577	2.497	1.512	1.573	1,886

2002 PHOSPHATE PRODUCTION (million tonnes product)

		Aurora				White Springs		Geismar
		Annual	2002	2001	Annual	2002	2001	Annual	2002	2001
		Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production
Liquids:	MGA[1]	1.835	1.336	1.377	1.908	.828	.834	.337	.324	.332

	SPA	.676	.200	.219	1.138	.639	.662	.196	.117	.116

Solids:	DAP	1.247	.495	.791	.710	.028	—	—	—	—

	MAP	.273	.255	.071	—	—	—	—	—	—

1	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

2002 PHOSPHATE FEED PRODUCTION (million tonnes)

	Annual	2002	2001	Employees
	Capacity	Production	Production	(active)

Davenport IA1	—	—	.003	—

Marseilles IL	.278	.177	.192	36

White Springs FL (monocal)	.272	.137	.154	23

Weeping Water NE	.209	.166	.170	46

Joplin MO2	.163	.104	—	35

Aurora NC	.159	.004	—	32

Kinston NC3	.141	.054	.063	21

White Springs FL (DFP)	.100	.096	.089	35

Fosfatos do Brasil	.110	.047	.053	74

TOTAL	1.432	.785	.724	302

1	Ceased production January 15, 2001
2	Purchased March 1, 2002
3	Ceased production February 19, 2003

Management’s Discussion & Analysis

Average annual liquid and solid
fertilizer prices were the highest in
three years, while feed and industrial
prices lost some ground.

2001 vs 2000

Overall, phosphate net sales decreased in 2001. The phosphate fertilizer market was weak due to poor world supply/demand fundamentals caused chiefly by new production capacity in Australia and India and reduced purchases by major importers, primarily China and India. Solid fertilizers lost money in 2001 on a gross margin basis, primarily due to lower prices. The company cut production during the year and by year-end was operating only the solid fertilizer capacity required to produce our higher-margin products. That production was being used to supply North American customers. North American fertilizer sales volumes also declined, affected by reduced North American phosphate consumption, down an estimated 5 percent in 2001. The industrial market continued to provide good margins during the year. Sales volumes were up as compared to 2000, primarily due to the additional sales provided by the purchase of the remaining 50-percent interest in Albright & Wilson Company (A&W) near the end of the first quarter of 2000. New customers also added to sales volumes. Higher average prices on a year-over-year basis were also due to the A&W acquisition as the company began selling an upgraded product that is higher priced. PotashCorp’s wet acid production, which was expanding, provided shelter from the downturn in certain phosphoric acid markets. Feed sales volumes were flat in the offshore market but down in the North American market due to decreased demand. Sales prices for feed products were flat overall.

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

Nitrogen

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001	2002	2001	2000	2002	2001

Net Sales
Ammonia	$232.7	$313.6	$217.5	(26)	44	1,867	1,993	1,377	(6)	45	$124.66	$157.35	$157.99	(21)	—
Urea	212.1	215.4	236.3	(2)	(9)	1,592	1,346	1,572	18	(14)	$133.16	$160.01	$150.33	(17)	6
Nitrogen Solutions	93.3	114.9	135.7	(19)	(15)	1,097	1,156	1,593	(5)	(27)	$85.04	$99.34	$85.15	(14)	17
Other	140.4	149.9	135.7	(6)	10	1,489	1,369	1,434	9	(5)	$94.27	$109.49	$94.61	(14)	16
Carbon Dioxide	9.5	8.2	9.4	16	(13)	924	858	831	8	3	$10.26	$9.68	$11.29	6	(14)

	688.0	802.0	734.6	(14)	9	6,969	6,722	6,807	4	(1)	$98.72	$119.31	$107.92	(17)	11
Purchased	59.5	93.4	135.8	(36)	(31)	449	628	896	(29)	(30)	$132.82	$148.55	$151.55	(11)	(2)

	$747.5	$895.4	$870.4	(17)	3	7,418	7,350	7,703	1	(5)	$100.77	$121.82	$112.99	(17)	8

Fertilizer	$317.4	$424.7	$463.2	(25)	(8)	2,976	3,282	3,772	(9)	(13)	$106.64	$129.39	$122.78	(18)	5
Feed and Industrial	430.1	470.7	407.2	(9)	16	4,442	4,068	3,931	9	3	$96.83	$115.71	$103.59	(16)	12

	747.5	895.4	870.4	(17)	3	7,418	7,350	7,703	1	(5)	$100.77	$121.82	$112.99	(17)	8

Cost of Goods Sold
Cash Costs	612.1	727.9	699.6	(16)	4						$82.52	$99.03	$90.82	(17)	9
Depreciation and Amortization	88.0	72.8	66.1	21	10						$11.86	$9.91	$8.58	20	16

	700.1	800.7	765.7	(13)	5						$94.38	$108.94	$99.40	(13)	10

Gross Margin	$47.4	$94.7	$104.7	(50)	(10)						$6.39	$12.88	$13.59	(50)	(5)

Management’s Discussion & Analysis

2002 vs 2001

Nitrogen net sales were down in 2002 primarily due to lower prices. Total nitrogen sales volumes were flat in 2002, as higher sales of urea and nitric acid more than offset lower sales of ammonia and nitrogen solutions. Urea volumes rose as field conditions drove farmers away from ammonia, and stronger industrial demand raised other product sales volumes. We shut down nitrogen solutions production at Geismar for three months due to oversupply and low prices caused by large imports, primarily from Russia, in the first half of 2002. As a result, nitrogen solutions sales volumes were down.

Until very late in the year, low natural gas prices made it feasible for North American competitors to produce at higher rates than in 2001. In addition, new capacity came on stream in Trinidad at mid-year. The resulting oversupply drove product prices down. Higher gas prices near the end of the year led to improvements in most product prices but this improvement was tempered as US plant curtailments were lower than anticipated. Late in the year, nitrogen solutions prices improved in anticipation that anti-dumping duties would be levied on imported product from certain competitors.

The unit cost of sales fell in 2002, primarily because the average unit cost of natural gas was down 15 percent on a year-over-year basis. These reductions were partially offset by increased depreciation and amortization due to a full year’s depreciation of the Trinidad plants, whose long-term leases we purchased in May 2001, and accelerated amortization of turnaround costs.

2002 NITROGEN PRODUCTION (million tonnes)

	Ammonia[1]			Urea Solids			Nitrogen Solutions[3]
	Annual	2002	2001	Annual	2002	2001	Annual	2002	2001
	Capacity	Production	Production	Capacity	Production	Production	Capacity	Production	Production

Trinidad	1.851	1.768	1.835	.631	.674	.514	—	—	—

Augusta GA	.688	.689	.612	.381	.363	.335	.581	.220	.292

Lima OH	.542	.496	.488	.329	.208	.191	.227	.124	.113

Geismar LA	.483	.369	.475	—	—	—	1.028	.721	.807

Memphis TN	.371	.324	.288	.409	.374	.295	—	—	—

TOTAL	3.935	3.646	3.698	1.750	1.619	1.335	1.836	1.065	1.212

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nitric Acid[1,2]			Ammonium Nitrate Solids
	Annual	2002	2001	Annual	2002	2001	Employees
	Capacity	Production	Production	Capacity	Production	Production	(active)

Trinidad	—	—	—	—	—	—	397

Augusta GA	.541	.539	.515	.512	.512	.473	119

Lima OH	.097	.098	.096	—	—	—	5[4]

Geismar LA	.844	.731	.706	—	—	—	120

Memphis TN	—	—	—	—	—	—	131

TOTAL	1.482	1.368	1.317	.512	.512	.473	772[5]

1	A substantial portion is upgraded to value-added products.
2	As 100% HNO3 tonnes.
3	Based on 32% N content.
4	BP Chemicals operates the Lima facility under an operational agreement with PCS Nitrogen.
5	353 contract employees work at the nitrogen plants, for a total active work force of 1,125.

Increasing Nitrogen Imports	Volatile Nitrogen Prices	Our US Nitrogen Focused on Industry
As anticipated, increased capacity in Trinidad and South America has displaced US capacity and raised imports.	Nitrogen prices followed the high gas prices at the end of 2000 and fell throughout 2001, rising again in the fourth quarter of 2002.	Our varied US production lets us maximize our industrial sales and supplement them with fertilizer sales, achieving high operating rates and controlling costs.

Management’s Discussion & Analysis

2001 vs 2000

Overall, nitrogen net sales increased in 2001. The nitrogen fertilizer market was volatile. High natural gas prices at the beginning of the year resulted in higher sales prices for all nitrogen fertilizer products as there were significant domestic production curtailments. With a significant portion of our gas costs locked in, PotashCorp was a major beneficiary of those higher prices. However, as natural gas prices fell, more domestic production came back on stream and nitrogen sales prices fell. In addition, the high North American prices at the beginning of the year attracted imports from offshore competitors. By year-end, most import activity had declined, with the exception of nitrogen solutions where import levels remained high. Sales volumes of manufactured ammonia increased significantly as the company’s plants in Trinidad were operational for the full year, thereby reducing the need to supplement production with purchased product. Urea and nitrogen solutions sales volumes were down, primarily due to competition from offshore producers and reduced consumption. While sales in the nitrogen feed and industrial markets were affected by the slowing economy, PotashCorp’s nitrogen feed and industrial volumes were up. Average prices for feed and industrial products also increased as compared to 2000.

The unit cost of production increased during the year as a result of higher natural gas prices in the United States. Unexpected plant outages and some plant idling also contributed to increased costs. The average cost of natural gas in Trinidad was lower in 2001 than in 2000 due to renegotiation of certain of the company’s gas contracts in 2000.

Expenses and Other Income

	Dollars (millions)			% Increase (Decrease)
	2002	2001	2000	2002	2001

Selling and administrative	$91.7	$99.7	$111.0	(8)	(10)

Provincial mining and other taxes	68.0	70.0	77.2	(3)	(9)

Foreign exchange loss (gain)	5.5	(13.7)	(8.1)	—	69

Other income	(30.5)	(26.5)	(48.4)	15	(45)

Interest Expense	83.1	80.3	61.6	3	30

Income Taxes	30.2	68.2	67.2	(56)	1

2002 vs 2001

Selling and administrative expenses decreased due to spending restraint in all areas of PotashCorp, and an accounting policy change that eliminated amortization of goodwill. (See Note 3 to the consolidated financial statements.) The reduction in gross margin per tonne on potash sales meant lower provincial mining and other taxes.

For the year, the company incurred a foreign exchange loss of $5.5 million compared to a gain of $13.7 million in 2001, a swing of $19.2 million. The 2002 foreign exchange loss primarily related to the devaluation of the Brazilian real throughout the year as well as the strengthening of the Canadian dollar. In 2001, the Canadian dollar weakened considerably against the US dollar, resulting in the majority of the large foreign exchange gain for the year.

Other income increased as compared to 2001 primarily due to the adoption of equity accounting for SQM after we increased our ownership from 18 percent in 2001 to 20 percent in 2002. This increase was partially offset by a reduction in miscellaneous items.

Interest expense on long-term debt increased as the $600.0 million of notes issued in May 2001 were outstanding for the full year. However, this increase was largely offset by reduced interest expense on short-term debt as commercial paper average balances and interest rates were lower than in 2001. Weighted average total debt outstanding increased from $1,205.7 million in 2001 to $1,511.7 million in 2002. The weighted average interest rate on total debt outstanding was 6.0 percent (2001 — 6.2 percent).

The effective consolidated income tax rate remained at 36 percent of income before income taxes. The current/future split approximated 80/20, compared to a 30/70 split in 2001, primarily because of higher proportional earnings in Canada in 2002.

Management’s Discussion & Analysis

2001 vs 2000

Selling and administrative expenses declined from 2000 due to a combination of reduced compensation expense, decreased lease expense after the US office consolidation in 2000 and reductions in relocation costs in 2001.

Fewer Saskatchewan-based sales tonnes as compared to 2000 and lower per-tonne margins resulted in a reduction of provincial mining taxes. The provincial mining tax rate per tonne was flat on a year-over-year basis.

Other income decreased due to the gain on sale of Moab Salt Inc. in 2000.

In May 2001, the company issued $600.0 million of 10-year 7.75 percent notes under our shelf registration statement, the proceeds of which were used to finance the buyout of the Trinidad plant leases (at a cost of approximately $384.0 million) and pay down short-term debt. This had the effect of bringing additional debt onto the balance sheet, removing lease expense from nitrogen cost of sales (which was primarily offset by increased depreciation) and increasing interest expense for the year. Weighted average total debt outstanding increased from $916.4 million in 2000 to $1,205.7 million in 2001. The weighted average interest rate on total debt outstanding during the year was 6.2 percent (2000 — 6.8 percent).

The amount of the provision for income taxes was flat as compared to 2000. However, the effective consolidated income tax rate increased from 27 percent (exclusive of the gain on sale of Moab for which there was no tax effect) of income before income taxes in 2000 to 36 percent in 2001. This increase was primarily due to a reduction in additional tax deductions and the geographic mix of earnings. The current/future income tax split in 2001 approximated 30/70. In 2000, the split approximated 49/51. The change is primarily due to lower earnings in Canada in 2001.

Provision for Plant Closures

On January 19, 2001, we announced that we were suspending all DAP production at our White Springs, FL operations, and that we permanently closed our Davenport, IA phosphate feed plant on January 15, 2001. In the fourth quarter of 2000, the company recorded a provision of $24.3 million for asset writedown, severance, inventory allowance, decommissioning and other expenses attributable to these actions.

The suspension of production at White Springs brought our total cutback in DAP production in Florida to 0.710 million tonnes on an annualized basis. Production from Davenport, which had an annual capacity of 0.280 million tonnes of monocal and dical, was transferred to Feed Division plants in Marseilles, IL and Weeping Water, NE.

Analysis of Financial Condition and Cash Flow

The following table summarizes certain of the company’s financial ratios and cash flow data as calculated from the consolidated financial statements (see Financial Terms on page 42):

FINANCIAL RATIOS AND CASH FLOW DATA

	2002	2001	% Change

Total Shareholder Return	5.2%	(20.3)%	—

Book Value per Share	$40.18	$40.16	—

Cash Provided by Operating Activities ($ millions)	$316.4	$75.7	318

Cash Used in Investing Activities ($ millions)	$(271.4)	$(690.0)	(61)

Cash (Used in) Provided by Financing Activities ($ millions)	$(65.8)	$559.6	—

Cash provided by operating activities increased significantly over 2001, primarily because we repaid certain natural gas margin calls to counterparties in 2001 as a result of declining natural gas prices. In 2002, accounts payable were a source of funds, principally due to the increase in natural gas accruals and income taxes payable. As well, inventory levels were relatively stable in 2002, unlike 2001 when we were building inventory of wet concentrate as we prepared to move to our NCPC phosphate area. Partially offsetting these factors was the decline in gross margin.

Additions to property, plant and equipment of $212.2 million include $90.2 million related to the new purified acid plant and DFP plant at Aurora. We also invested an additional $23.2 million in SQM and spent $18.9 million on rotational plant maintenance costs.

During the year PotashCorp paid dividends of $52.0 million (2001 — $51.9 million).

Management’s Discussion & Analysis

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

	Dollars (millions)
	1 to 3 years	4 to 5 years	Over 5 years	Total

Long-Term Debt	15.2	401.9	606.2	1,023.3

Operating Leases	113.9	60.7	137.7	312.3

Raw Material Purchase Commitments	333.1	182.4	618.7	1,134.2

Other	33.8	—	—	33.8

Total	496.0	645.0	1,362.6	2,503.6

Long-term debt primarily consists of $1,000.0 million of notes payable that were issued under a shelf registration statement and $13.2 million Adjustable Rate Industrial Revenue and Pollution Control Obligations. The notes payable are unsecured, bear interest at rates at 7.125 percent ($400.0 million) and 7.75 percent ($600.0 million) and have no sinking fund requirements. The notes are subject to covenants and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at varying rates, are secured by bank letters of credit and have no sinking fund requirements.

Operating leases consist primarily of three items. The first is rail cars that are used to transport finished goods and raw materials. These leases extend out to approximately 2020. The second is the lease of facilities at the Port of Saint John for shipping New Brunswick potash offshore. This lease runs until 2018. The company leases two vessels for transporting ammonia from Trinidad. These leases extend to 2008.

We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and prices based on market rates at the time of delivery. The commitments included in the above table are based on the market prices for the first quarter of 2003.

PotashCorp’s Trinidad subsidiaries have entered into long-term natural gas contracts with the National Gas Company of Trinidad. The contracts provide for prices which vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the above table are based on floor prices and minimum purchase quantities.

We also have a long-term agreement for the purchase of phosphate rock used at our Geismar facility. This agreement sets a base price (less volume discounts) through to December 2003. Prices in subsequent years are subject to renegotiation. The commitments included in the above table are based on the expected purchase quantity and the set base price (less applicable discounts).

The company has a contractual commitment for mining of nitrates which is in effect until 2005.

LIQUIDITY

		Dollars (millions)
	Total	Amount Outstanding	Amount Available at
	Amount	at December 31, 2002	December 31, 2002

Syndicated Credit Facility	650.0	—	177.0

Lines of Credit	149.0	90.0	44.5

Commercial Paper	500.0	383.0	117.0

US Shelf Registration	1,000.0	—	1,000.0

PotashCorp has a syndicated credit facility, renewable annually, which provides for unsecured advances. The amount available is the total committed amount less the amount of commercial paper and certain lines of credit outstanding. The lines of credit are also renewable annually and the amount available is reduced by outstanding letters of credit. Both the syndicated credit facility and the lines of credit have financial and other covenants which we must comply with at each quarter-end. The principal covenants require debt to capital of less than 0.55:1, long-term debt to EBITDA of less than 3.5:1,tangible net worth greater than $1,250.0 million and debt of subsidiaries less than $250.0 million. The company was in compliance with these covenants at December 31, 2002.

Management’s Discussion & Analysis

We also have a commercial paper program of up to $500.0 million. Access to this source of short-term financing depends primarily on our rating by Dominion Bond Rating Service (DBRS) and conditions in the money markets. We are currently rated by DBRS as R1 Low which should allow unrestricted access to the money markets.

The company may also issue up to an additional $1,000.0 million in unsecured debt securities under its US shelf registration statement.

We believe that internally generated cash flow, supplemented by borrowing from existing financing sources, will be sufficient to meet our anticipated capital expenditures and other cash requirements, exclusive of any possible acquisitions, in 2003.

Fair Value of Gas Hedging Contracts

In addition to physical spot and term purchases, PotashCorp employs futures, swaps and option agreements to establish the cost on a portion of our natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for our US nitrogen and phosphate plants. The maximum period for these hedges cannot exceed five years. PotashCorp uses these instruments to reduce price risk, not for speculative or trading purposes.

The fair value of our gas hedging contracts at December 31, 2002 was $52.7 million ($8.9 million at December 31, 2001). The company’s futures contracts are exchange-traded and fair value was determined based on exchange prices. Swaps and option agreements are traded in the over-the-counter market and fair value was calculated based on a price that was converted to an exchange-equivalent price. (See Note 23 to the consolidated financial statements for a discussion of the company’s financial instruments and risk management.)

Risks Associated with Financial Instruments

PotashCorp’s nitrogen operations are significantly affected by the price of natural gas. We employ derivative commodity instruments related to a portion of our natural gas requirements (primarily futures, swaps and options) for the purpose of managing our exposure to commodity price risk in the purchase of natural gas. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold. Changes in the market value of open hedging transactions are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases.

A sensitivity analysis has been prepared to estimate our market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2002, our estimated derivative commodity instruments market risk exposure was $17.6 million (2001 — $21.7 million). Actual results may differ from this estimate. Changes in the fair value of such derivative instruments, with maturities in 2003 through 2008, will generally relate to changes in the spot price of anticipated natural gas purchases.

The company also enters into forward exchange contracts for the sole purpose of limiting exposure to exchange rate fluctuations relating to certain trade accounts. Gains or losses resulting from foreign exchange contracts are recognized at the time the contracts are entered into and are included in Other income.

Related Party Transactions

We sell potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex Limited, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan. Sales for the year ended December 31, 2002 were $241.2 million (2001 — $237.6 million). Sales to Canpotex Limited are at prevailing market prices and are settled on normal trade terms. PCS Yumbes purchases potash from SQM at prevailing market prices. Purchases for the year amounted to $17.9 million. PCS Yumbes has also entered into a contract

Management’s Discussion & Analysis

with SQM to sell it 8,000 tonnes of potassium nitrate per month at an arm’s length negotiated price through to December 2003. Sales during 2002 amounted to $2.1 million. Transactions with SQM are settled on normal trade terms. The company has no other significant related party transactions.

Critical Accounting Policies

The company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These differ in some respects from accounting principles generally accepted in the United States. These differences are explained and quantified in Note 29 to the consolidated financial statements.

The accounting policies followed by PotashCorp will affect the reported amount of assets, liabilities, revenues and expenses. We believe that the following policies are most significant in determining the results of operations and financial position.

Revenue Recognition

Sales revenue is recognized when there is a firm sales order for product and the product has been physically shipped from our location to the customer. There are no significant product returns as our quality control procedures ensure that product meets customer specifications prior to shipment. Revenue is recorded based on the FOB (free on board) mine, plant, warehouse or terminal price, except for certain vessel sales which are shipped on a delivered basis. Transportation and distribution costs and freight costs recovered from customers are netted against sales revenue.

Financial Instruments

The company enters into forward exchange contracts and natural gas futures, swaps and option agreements to manage our exposure to exchange rate and commodity price fluctuations. We have designated these as hedging activities. Gains or losses on foreign currency exchange contracts are recognized monthly and included in foreign exchange in the statement of income and retained earnings. Gains or losses resulting from changes in the fair value of natural gas hedging transactions which have not yet been settled are not recognized, as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses from settled transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales.

Depreciation and Amortization

PotashCorp utilizes the units of production method of depreciation for all mine assets and the potash mills. This method uses depreciation rates that are based on estimates of proven and probable reserves. There may be imprecision in these reserve estimates. In periods when there is no production from a mine or potash mill, there is no charge for depreciation. Our other assets are depreciated on a straight-line basis which results in a level charge for depreciation that is approximately the same whether producing or not.

Other Assets

Costs, net of revenues earned, incurred to obtain commercial production levels at new plants are capitalized as deferred preproduction costs and then amortized over 10 years. Rotational plant maintenance costs which consist of planned major maintenance projects are also capitalized when incurred and amortized over two years.

Inventories

Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value, with cost determined using the first in, first out method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost and certain inventories are valued at the lower of cost and market.

Critical Accounting Estimates

In preparing our consolidated financial statements in accordance with Canadian GAAP, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below we have identified matters for which our results of operations and

Management’s Discussion & Analysis

financial condition could be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate; there are many other areas in which we use estimates about uncertain matters.

Impairment

We carry material amounts on our balance sheet for goodwill and preproduction costs that are based on historical costs net of accumulated amortization. We are required to evaluate goodwill on an annual basis to determine if it is impaired. For preproduction costs, this evaluation is required when there are circumstances that indicate impairment.

In each case the recoverability of the asset is assessed based on its capacity to generate future cash flows. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. It is possible that forecasted cash flows used to support the values of these assets may change in the future due to uncertain market conditions or other factors. The changes may result in non-cash charges that could materially affect our results of operations and financial condition.

Environmental Liabilities

We have significant liabilities relating to environmental matters. The two primary sources of these are the requirements to close the gypsum stacks and the reclamation of land mined in our phosphate operations. The determination of these liabilities involves significant judgments about the nature and timing of remediation efforts that will be required. Changes in regulatory or permit requirements, technology and operating practices may result in significant adjustments to the recorded liabilities. Changes in estimates regarding environmental liabilities could result in increased accruals for site restoration and reclamation costs resulting in increased operating expenses.

Risk Management

Understanding and managing risk is part of PotashCorp’s overall strategic planning process. In 2001 our Board adopted a new, comprehensive approach to risk identification and management. Various models of enterprise-wide risk management were examined and the best fit for the company selected. From a comprehensive “risk universe,” the risks likely to affect PotashCorp were identified and analyzed. Those risks were then ranked in order of importance according to severity, duration and controllability, recognizing that there are interconnections among them. The most effective ways to manage the risks were identified. Some of the risks we consider most serious are:

Risk to reputation is key with investors, whose general confidence in corporations has been shaken by scandals. With the public, reputation risk revolves around a lack of understanding of and growing concerns about fertilizer production and use.

For investors, PotashCorp implemented a leading edge practice in corporate governance and reaffirmed our commitment to prompt disclosure and business and financial transparency. To educate the public on the science of fertilizer, we developed a grassroots program called Fertile Minds. We adopted best practices in production and implemented a crisis communication program to handle any possible mishaps.

Commodity price volatility affects a bulk commodity business in which product quality differentiation is negligible, prices are affected by supply/demand dynamics and products may be susceptible to large price swings.

PotashCorp manages this risk generally through product and sales diversity. We have three nutrients and many products within each nutrient, and sell to diverse markets (North America, offshore) for diverse end-uses (fertilizer, industrial, feed).

There is a particular risk in the volatility of natural gas, our highest-cost raw material input and essential to our nitrogen production. We reduce this risk through our hedging program and our long-term gas contracts in Trinidad.

Foreign country risk arises because many future growth opportunities are likely to be outside North America, and may include exchange rate risk as well as political and/or security risks.

These risks can be reduced through financial hedges for exchange rates, by insuring against political risks, and by requiring higher investment return thresholds for potential offshore transactions.

Management’s Discussion & Analysis

Risk of access to capital to finance growth.

We manage this risk by maintaining strong cash flow, a conservative balance sheet and management credibility through high-quality disclosure and transparency.

Security risks around some of our products.

We have increased security measures at all plants producing ammonia, with such methods as enhanced perimeter security with restricted storage areas, searching of incoming and outgoing trucks and extra security on site plus 24/7 patrols.

Risk to information systems particularly involves the security of data from accidental or deliberate destruction and from outside intrusion, and the security of corporate hardware from failure, destruction or theft.

We ensure our data are secure with state-of-the-art systems of access and protection, and regular backup. Our hardware is protected from physical loss, and we have backup site availability and appropriate insurance.

Workplace safety and health risks to workers from safety and health hazards in their normal working activities.

These risks are managed directly by individuals or front-line teams and involve the use of measures such as structured hazard potential assessments, permits to work or lockout procedures, process safety management audits and process hazard analyses.

Risks to human resources come from replacement of an aging, highly skilled work force, medical benefit cost inflation, and increased pension liability due to lower market returns on invested funds compounded by lower prescribed discount rates for calculating pension liabilities.

We manage these risks by maintaining policies and programs developed to ensure we are an employer of choice, balanced with the need for cost control through plan design, administrative controls and employee cost-sharing.

The identification and management of risk are an ongoing process at PotashCorp, because circumstances change and risks change with them.

Outlook

Agriculture

Rising prices for many crops have brightened the world agriculture picture for 2003. With higher prices, more acreage is expected to be planted worldwide and fertilizer application rates should improve. In the US, farmers are expected to plant more acres to corn and wheat, which are large users of fertilizers. The combination of higher prices and larger plantings should bring a widespread increase in fertilizer consumption.

Corn is a
Big Fertilizer Consumer

Higher corn prices usually result in more acres planted to corn and increased application rates. As corn is a major user of fertilizer, it is a good leading indicator of higher consumption.

Research by the Potash & Phosphate Institute has found that 43 percent of US soils are deficient in potash and 47 percent are deficient in phosphate. Their nutrient content must be restored to provide optimum crop yields. By improving farmers’ long-term income security, the US Farm Bill passed in 2002 is expected to encourage them to restore soil fertility. In addition, a $3.1 billion Disaster Relief Program for US farmers has been approved by both the Senate and the House.

Offshore, less than optimum nutrient ratios in soils in major agricultural countries such as China, India and Brazil provide opportunity for growth in consumption there. Brazil is bringing more land into production and its soils are deficient in potash, so its imports of this nutrient should remain high. Both Brazil and Argentina are increasing their agricultural output and in 2003 will, for the first time, together produce more soybeans than the US. Maintaining such production will require ample application of fertilizer.

All these factors combine into a positive outlook for fertilizer consumption in 2003 but, as always, they will be affected by the weather during spring planting season. Potential industry consolidation could be another important driver in improving conditions.

Management’s Discussion & Analysis

US ACREAGE FORECAST

	2000	2001	2002E	2003F	+/-*

Corn	79.5	75.8	79.1	80.5	+1.8%

All Wheat	62.5	59.6	60.4	63.5	+5.1%

Soybeans	74.2	74.1	73.8	72.4	-1.9%

Cotton	15.5	15.8	14.0	14.2	+1.4%

Source: USDA, Doane, PotashCorp	* 2003F compared to 2002E

Worldwide, the ongoing concern about animal diseases is keeping meat and bone meal under scrutiny as an ingredient in animal feeds. The outcome of current studies in a number of countries could place additional restrictions on the use of meat and bone meal. This should improve prospects for higher consumption of phosphate feed supplements such as dical, monocal and DFP, all of which we produce. On the down side, US meat and poultry production and trade may be affected by Russian tariffs/duties and veterinary concerns about poultry.

Economy
We anticipate the global economy will continue its recovery from the severe slump in 2001, building on the gains of 2002. Continued strong growth is forecast for China and India, which did not experience the major downturns. This should encourage their rising consumption of industrial goods and higher-quality foods such as meat.

The US economy is expected to continue its slow recovery, though a potential war with Iraq could affect that. Consumer spending, housing starts and vehicle sales have been buoyant with low interest rates. Business inventories were depleted during the slowdown, clearing the way for increased production.

Natural gas
Natural gas inventories and gas exploration drilling rates were both low as 2002 ended, and together with cool winter weather pushed gas prices over $5.00/MMBtu. World events will likely affect prices in 2003. The impact of the Venezuelan oil strike and the potential for a Middle Eastern conflict have put a premium on oil and disrupted production, which supports high natural gas prices. OPEC has pledged to boost oil production to encourage price stability.

If resolution of the war issue stabilizes oil pricing, gas prices may decline. The February projection for 2003 averaged from seven external sources, including NYMEX, is $4.77/MMBtu.

Potash
We anticipate a stable, growing market for potash. Domestic sales should rise with increased domestic plantings. PotashCorp announced a $4 per ton price increase effective February 1, 2003, and it appears that at least part of this increase will be realized. In offshore markets, Brazil’s record imports of 2002 look set to continue and China’s year-end agreement to import 1.5 million tonnes from Canpotex sets the stage for good volumes in 2003. In addition, an $8 per tonne price increase (partially offset by increasing freight) with Brazil early in 2003 should positively affect spot markets. However, in both regions continued strong competition could temper the better industry conditions.

An agreement reached near the end of 2002 with SQM to provide it with 8,000 tonnes of potassium nitrate each month from our Yumbes plant in 2003 should improve the operating rate of that asset moving forward. However, product prices have not recovered to 1999 levels so the operation should continue to negatively affect potash gross margin.

In New Brunswick, PotashCorp has discovered a potentially significant new high-grade potash ore zone adjacent to our existing mine that we are exploring for future development. Port proximity and a favorable provincial tax regime will be factors in any decision.

Continued growth is expected in
global potash markets, led by higher
consumption in Asia and Latin America.

Over the long term, growth in world potash capacity will fall behind growth in demand, and we expect to achieve a considerable share of that demand growth. As we bring on our excess capacity, we will produce what the market requires. If Russia chose to bring back abandoned capacity, it would need considerable capital to do so. A resumption of domestic consumption would likely provide a market for much of this new Russian production.

Management’s Discussion & Analysis

Phosphate
The advantages brought by our superior rock position will become even greater as we mine from the portion of the deposit that is higher quality and closer to the processing facility at Aurora. That, coupled with higher mine operating rates associated with the restart of the White Springs DAP production, should reduce rock costs. These savings will be offset to some extent by higher anticipated costs for the inputs ammonia and sulfur. China is expected to import about the same DAP volumes as in 2002, and US DAP inventories remain below their five-year average. Both these factors should support DAP prices in 2003. Global producers need to watch for China’s attempts to bypass WTO agreements. India will likely continue to operate a subsidy system that discriminates against DAP imports, despite efforts by US producers and trade officials.

Domestic DAP sales and prices should rise with the likely increase in plantings and input costs. Growth in global demand for both DAP and phosphoric acid is expected to exceed growth in new capacity. However, until there is enough growth in the market to absorb the current curtailed production, true sustained recovery seems unlikely.

The expansion of our purified acid plant will be completed in the first quarter of this year, which should capture additional high-margin industrial sales volumes. In February 2003, PotashCorp ceased production at our Kinston, NC feed plant and converted the facility to a feed warehouse. Product will be supplied from White Springs. A charge of $2.2 million will be taken in the first quarter of 2003 to reflect the shutdown costs.

Nitrogen
In nitrogen, the higher prices entering the year have continued to rise, getting 2003 off to a good start. Higher ammonia prices, led by higher gas prices, could be reinforced by the potential for a Middle Eastern conflict. High gas prices should also accelerate rationalization of US nitrogen production, supporting ammonia prices. Early in 2003, PotashCorp temporarily suspended ammonia and UAN production from our Geismar, LA facility to perform required maintenance during the period of high gas prices. We can produce ammonia in Trinidad with favorable gas costs and upgrade it for industrial customers at Geismar.

Fertilizer Indicators to Watch

•	Crop prices
•	Weather and acreage planted
•	North American natural gas and global sulfur prices
•	India’s subsidies and DAP production
•	China’s imports and adherence to its WTO agreement
•	Russian fertilizer export levels
•	Industry consolidation

Feed and Industrial Indicators to Watch

•	Health of US and world economies
•	Effect of global tensions on energy prices, shipping and nitrogen supply
•	Effect of livestock diseases and restrictions on meat trade and on use of meat and bone meal in animal feeds
•	Consumer spending and inventory levels of vehicles, housing and retail goods

Growth in world demand for both ammonia and urea is expected to exceed growth in world capacity, and nitrogen inventories are low. US producers ended the fourth quarter of 2002 with ammonia inventory 21 percent and urea 14 percent below the five-year average. Moreover, Russia is increasing gas prices to nitrogen producers by 20 percent and rail and electricity rates by more than 10 percent each. These increases should provide a higher floor price for nitrogen products going forward.

On February 25, 2003 we announced the sale of our 2003 natural gas futures contracts to take advantage of current high gas markets. While we anticipate this action will make a positive contribution to earnings, there are no guarantees as nitrogen markets and natural gas prices remain highly volatile and difficult to predict. The rest of our five year hedge remains intact. In addition to our Trinidad long-term gas contracts, we expect to redevelop our US 2003 hedge position as the market allows.

In response to concerns over security issues around nitrogen products, we will do security vulnerability analyses of all our nitrogen plants in 2003.

PotashCorp Financial Outlook
Capital expenditures for 2003 are expected to approximate $155.0 million, of which approximately $120.0 million will be sustaining capital. Depreciation and amortization are expected to approximate $240.0 million due to increased production of potash and potassium nitrate, the start-up of the new feed plant and expansion of the purified acid plant at Aurora, NC, as well as accelerated amortization of nitrogen turnaround costs.

The effective consolidated income tax rate for 2003 is expected to approximate 40 percent, all of which will be future tax. The increase from 36 percent in 2002 is primarily due to the expiration of the last tax holiday in Trinidad. The reduction in the current tax portion is expected to result from the utilization of tax losses and certain

Management’s Discussion & Analysis

reclassifications from current to future taxes. In its February 18, 2003 budget, the Canadian government announced plans to address federal tax inequities facing the potash industry. No details were revealed. As the corrective measures are expected to be phased in over five years, they are unlikely to have any material impact on 2003 results.

In 2003, pension expense and pension cash funding requirements are expected to increase approximately $13 million and $16 million respectively, due to a combination of factors such as poor equity markets and low interest rates. Pension cash funding requirements for 2003 will include retroactive additional contributions for 2002 of approximately $9 million. For 2004, if all assumptions remain equal, the pension expense and pension cash funding requirements should remain similar to 2003 levels (excluding the retroactive contributions for 2002).

Overall, the company is projecting earnings to be approximately double those of 2002. The reduction in the current tax provision and the increased depreciation are expected to increase cash flow from operating activities by approximately $80.0 million prior to any additions from increased net income. As evidenced by the earnings decline in 2002 relative to our initial guidance, unpredictable intervening events — including natural gas prices, sulfur prices, spring planting conditions, level of imports, world economic and political conditions and trade patterns of major consumers of potash, phosphate and nitrogen — can materially affect the accuracy of such projections.

Key Earnings Sensitivities

Earnings of the company’s three nutrient segments are sensitive to a number of factors. The key factors by segment and their approximate effect on EPS based on assumptions comparable to 2002 actuals are:

Potash
• Price changes by $5.00 per tonne	±$0.26
• Sales volumes changes by 100,000 tonnes	±$0.03

Phosphate
• DAP/MAP price changes by $5.00 per tonne	±$0.08

Nitrogen
• Ammonia price changes by $10.00 per tonne	±$0.12
• Urea price changes by $10.00 per tonne	±$0.20
• NYMEX gas changes by $1.00 per MMBtu	±$0.30

Due to the large volumes of potash sold as compared to DAP/MAP or urea/ammonia, the change in potash prices has a much larger effect on EPS than do the products with lower sales volumes. Changes in potash sales volumes have much less impact due to the additional cost of sales associated with the extra tonnes sold.

Forward-Looking Statements

Certain statements in this annual report and this Management’s Discussion and Analysis of Financial Condition and Results of Operations, including those in the “Outlook” section relating to the period after December 31, 2002, are forward-looking statements subject to risks and uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuation in supply and demand in fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; imprecision in reserve estimates; the outcome of legal proceedings; changes in government policy and regulation; worldwide political conditions; acquisitions the company may undertake in the future; the Fertilizer and Feed and Industrial Indicators to Watch as described herein. The company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

11 year Report

	for the years ended December 31
	2002	2001	2000	1999	1998	1997(4)	1996	1995(3)	1994(2)	1993(1)	1992

Financial Data ($ millions except per share amounts)

Net Sales
Potash	534.0	525.5	578.7	563.3	545.5	504.2	403.2	421.0	363.1	212.2	214.1
Phosphate	632.3	651.8	782.5	843.8	1,011.0	953.6	892.0	412.1	—	—	—
Nitrogen	747.5	895.4	870.4	654.0	751.3	868.1	108.7	23.0	—	—	—
Total Net Sales	1,913.8	2,072.7	2,231.6	2,061.1	2,307.8	2,325.9	1,403.9	856.1	363.1	212.2	214.1
Gross Margin
Potash	215.6	241.8	304.0	301.9	316.3	257.6	190.7	217.5	159.2	79.8	55.5
Phosphate	38.6	62.7	74.1	127.8	228.2	194.6	191.2	87.1	—	—	—
Nitrogen	47.4	94.7	104.7	(21.4)	64.8	133.0	2.1	2.3	—	—	—
Total Gross Margin	301.6	399.2	482.8	408.3	609.3	585.2	384.0	306.9	159.2	79.8	55.5
Operating Income (Loss)	166.9	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6	97.5	56.9	50.6
Net Income (Loss)*(5)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7	39.8
Net Income (Loss) per Share — Basic	1.03	2.34	3.78	(7.60)	4.82	5.68	4.59	3.68	2.12	1.13	1.03
Net Income (Loss) per Share — Diluted	1.03	2.32	3.76	(7.60)	4.79	5.63	4.54	3.64	2.12	1.12	1.02
Dividends per Share	1.00	1.00	0.99	0.99	0.96	1.03	1.06	1.06	0.77	0.53	0.51
Cash Provided by Operating Activities	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8	57.4
Working Capital	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1	103.3	37.0	70.9
Total Assets	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4	915.0
Long-Term Debt	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5	2.0	20.1	48.9
Shareholders’ Equity	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9	964.3	903.7	809.5

Operating Data (thousands)

Employees at Year-End (Actual #)	5,199	4,997	5,338	5,498	5,744	5,751	4,490	4,579	1,781	1,818	1,415
Potash Production (KCl) Tonnage	6,447	6,128	7,149	6,388	6,995	6,483	5,782	6,071	5,298	3,902	3,850
Phosphate Production (P2O5) Tonnage	1,512	1,573	2,042	2,124	2,363	2,282	2,096	1,008	—	—	—
Nitrogen Production (N) Tonnage	2,990	3,032	2,706	3,138	3,121	2,349	—	—	—	—	—
Potash Sales — KCl Tonnes	6,327	6,243	6,912	6,474	6,283	6,640	5,612	5,848	5,569	3,795	3,737
Phosphate Sales — Product Tonnes	2,893	3,045	3,893	4,016	4,627	4,434	4,305	2,206	—	—	—
Nitrogen Sales — Product Tonnes	7,418	7,350	7,703	7,951	7,825	6,775	535	115	—	—	—

(1)	Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.
(2)	The financial statements of the company for 1994 and prior years have been restated to US dollars in accordance with accounting principles generally accepted in Canada using the Translation of Convenience Method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 = CDN$1.4028.
(3)	Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.
(4)	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6,1997.
(5)	There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in some respects from those applicable in the United States. (See Note 29 to the company's consolidated financial statements.)

Additional Information

* Data for 2000 and 1999 include the effects of charges for plant closures and office consolidation and asset impairments in the amounts of $24.3 million and $591.6 million respectively.

FINANCIAL PERFORMANCE INDICATORS (in millions of dollars)

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
SUMMARY
EBITDA	386.0	455.4	524.5	401.8	633.2	612.0	387.5	290.6	136.8	86.8	80.0
Cash flow return (%)	6.7%	8.0%	10.8%	(3.5%)	12.6%	12.9%	12.5%	13.6%	10.0%	6.8%	6.7%
Weighted average cost of capital (%)	7.0%	7.6%	8.7%	9.1%	8.1%	8.7%	9.9%	8.8%	N/A	N/A	N/A
Total shareholder return (%)	5.2%	(20.3%)	64.6%	(23.0%)	(21.9%)	(1.1%)	21.4%	111.6%	35.7%	29.2%	15.3%
Net debt to capital (%)	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%	—	9.2%	7.0%

RECONCILIATIONS AND CALCULATIONS
EBITDA(1)	386.0	455.4	524.5	401.8	633.2	612.0	387.5	290.6	136.8	86.8	80.0
Depreciation and amortization	(219.1)	(185.7)	(187.0)	(191.1)	(190.9)	(170.0)	(90.1)	(71.0)	(39.3)	(29.9)	(29.4)
Non-cash plant closure and office consolidation and asset impairment charges	—	—	(10.7)	(563.7)	—	—	—	—	—	—	—

Operating income	166.9	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6	97.5	56.9	50.6

Cash Flow prior to working capital changes(2)	293.6	348.9	417.8	343.5	555.9	503.1	330.9	238.0	130.9	74.8	69.6
Changes in non-cash operating working capital
Accounts receivable	(11.1)	69.9	(52.2)	33.8	48.8	23.5	(7.4)	(48.8)	(14.4)	(6.3)	(9.8)
Inventories	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)	19.9	2.5	9.3	14.6	(21.9)	(11.2)
Prepaid expenses	(3.9)	2.3	(3.1)	3.2	(16.6)	3.7	(1.9)	2.5	0.5	(0.3)	0.5
Accounts payable and accrued charges	37.0	(244.6)	137.4	(5.0)	1.3	(72.0)	0.5	1.8	—	—	8.3
Current income taxes	23.4	(21.6)	20.6	8.1	(3.8)	3.4	(19.2)	26.6	19.1	3.5	—
Accrued reclamation	(3.0)	(3.7)	(2.4)	(20.7)	(7.4)	(7.4)	(5.0)	5.1	—	—	—
Other non-current liabilities	(1.4)	0.6	(10.3)	(3.2)	7.7	(6.4)	(4.2)	(1.0)	—	—	—

Cash provided by operating activities	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8	57.4

Operating income	166.9	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6	97.5	56.9	50.6
Cash taxes paid	(4.4)	(41.5)	(13.4)	(5.8)	(19.2)	(41.3)	(32.9)	(6.2)	(1.2)	—	—
Depreciation and amortization	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0	39.3	29.9	29.4

	381.6	413.9	500.4	(167.7)	614.0	570.7	354.6	284.4	135.6	86.8	80.0

Total assets	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4	915.0
Accumulated depreciation of property, plant and equipment	1,454.7	1,274.3	1,111.8	951.0	812.4	662.0	528.7	454.1	388.4	355.4	328.1
Accumulated amortization of goodwill	7.3	7.3	4.3	1.4	27.4	12.7	0.3	—	—	—	—
Accounts payable and accrued charges	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)	(348.1)	(180.0)	(199.2)	(60.9)	(34.2)	(31.1)

Adjusted assets	5,800.6	5,607.5	4,735.9	4,520.1	5,024.4	4,754.2	2,843.4	2,836.7	1,355.3	1,357.6	1,212.0

Average adjusted assets	5,704.0	5,171.7	4,628.0	4,772.3	4,889.3	4,436.6	2,840.0	2,096.0	1,356.5	1,284.8	1,193.0

Cash flow return (%)(3)	6.7%	8.0%	10.8%	(3.5%)	12.6%	12.9%	12.5%	13.6%	10.0%	6.8%	6.7%

Weighted average cost of capital (%)	7.0%	7.6%	8.7%	9.1%	8.1%	8.7%	9.9%	8.8%	N/A	N/A	N/A

End of year closing price (dollars)	63.59	61.38	78.31	48.19	63.88	83.00	85.00	70.88	34.00	25.63	20.25
Beginning of year opening price (dollars)	61.38	78.31	48.19	63.88	83.00	85.00	70.88	34.00	25.63	20.25	18.00

Change in share price (dollars)	2.21	(16.93)	30.12	(15.69)	(19.12)	(2.00)	14.12	36.88	8.37	5.38	2.25

Dividends per share (dollars)	1.00	1.00	0.99	0.99	0.96	1.03	1.06	1.06	0.77	0.53	0.51
Total shareholder return (%)	5.2%	(20.3%)	64.6%	(23.0%)	(21.9%)	(1.1%)	21.4%	111.6%	35.7%	29.2%	15.3%

Short-term debt	473.0	501.1	488.8	474.5	94.9	101.9	—	—	—	67.9	12.8
Current portion of long-term debt	3.4	—	5.7	7.4	0.4	2.7	1.8	165.9	0.6	3.1	5.6
Long-term debt	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5	2.0	20.1	48.9

Total debt	1,496.3	1,514.8	908.2	918.9	1,028.6	1,234.6	621.8	880.4	2.6	91.1	67.3
Cash and cash equivalents	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	6.3	(40.5)	(16.6)	—	(6.8)

Net debt	1,471.8	1,469.5	808.2	874.9	960.6	1,225.8	628.1	839.9	(14.0)	91.1	60.5

Shareholders Equity	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9	964.3	903.7	809.5

Net debt to capital (%)(4)	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%	—	9.2%	7.0%

Total debt to capital (%)	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.7%	41.5%	—	9.2%	7.7%

N/A — not available
Footnotes on page 42

Footnotes for Page 41

(1)	PotashCorp uses EBITDA as an important measure of our liquidity and performance, including our ability to service debt, meet other payment obligations and comply with certain covenants in our credit agreements. Management believes EBITDA to be an important measure as it excludes the effects of depreciation and amortization, which primarily reflect the impact of long-term investment decisions, rather than the performance of PotashCorp’s day-to-day operations. The company also believes that this measurement is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

(2)	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in working capital. PotashCorp uses cash flow exclusive of changes in working capital as an important measure in our evaluation of liquidity. Management believes that by excluding changes in working capital, this non-GAAP measure adjusts for the effect of swings in working capital due to seasonality and therefore assists in long-term liquidity assessments. The company also believes that this measurement is used by certain investors and analysts as a measure of liquidity or as a valuation measurement.

(3)	PotashCorp uses cash flow return as an important measure of performance. Management believes that it is an important measure as it excludes the effect of depreciation and amortization, which primarily reflect the impact of long-term investment decisions, rather than the performance of PotashCorp’s day-to-day operations. The company also believes that this measurement is used by certain investors and analysts as a performance measure. The company does not believe that there is a meaningful comparable GAAP measure to cash flow return.

(4)	PotashCorp uses net debt to capital as an important measure of its financial leverage. Management believes that netting cash and cash equivalents against total debt provides a better measure of the company’s debt position. The company also believes that this measurement is used by certain investors and analysts as a financial leverage measure.

Financial Terms

Total shareholder return = (change in market price per common share + dividends per share) ÷ beginning market price per common share

Book value per share = total shareholders’ equity ÷ number of common shares outstanding

Net debt to capital = (total debt – cash and cash equivalents) ÷ (total debt – cash and cash equivalents + total shareholders’ equity)

Cash flow return = (operating income – cash taxes paid + depreciation and amortization) ÷ average (assets + accumulated depreciation and amortization – accounts payable and accrued charges)

EBITDA represents earnings (net income) before interest, taxes, depreciation and amortization and non-cash plant closures and office consolidation and asset impairment charges

Weighted average cost of capital = after-tax market yield cost of debt x (market value of debt ÷ market value of total capital) + cost of equity* x (market value of equity ÷ market value of total capital)

*Where cost of equity = Industry Beta x market risk premium

These financial terms are included because certain investors and analysts use them as a measure of liquidity, financial leverage or of a company’s ability to service debt, or as a valuation measurement. They are included for convenience only. They are not a measure of financial performance under Canadian GAAP or US GAAP. In evaluating them, investors should consider that the methodology applied in calculating them may differ among companies and analysts.

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

Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 2002 is included.

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

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

W. Doyle President and Chief Executive Officer February 7, 2003	W. Brownlee Senior Vice President and Chief Financial Officer

Auditors’ Report to the Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings and of cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Saskatoon, Saskatchewan
February 7, 2003	Chartered Accountants

Comments by Auditor on Canada-United States Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. The company has adopted the provisions of Section 3062 (“Goodwill and Other Intangible Assets”) and Section 3870 (“Stock-Based Compensation and Other Stock-Based Payments”) of the Canadian Institute of Chartered Accountants Handbook. The impact of these changes in accounting policy is set out in Note 3 to the consolidated financial statements.

Consolidated Statements of Financial Position

as at December 31	in millions of US Dollars
	2002	2001

Assets
Current Assets
Cash and cash equivalents	$24.5	$45.3
Accounts receivable (Note 4)	267.8	256.7
Inventories (Note 5)	499.3	481.1
Prepaid expenses	40.4	36.5

	832.0	819.6
Property, plant and equipment (Note 6)	3,269.9	3,245.6
Goodwill (Note 7)	97.0	97.0
Other assets (Note 8)	486.7	435.1

	$4,685.6	$4,597.3

Liabilities
Current Liabilities
Short-term debt (Note 9)	$473.0	$501.1
Accounts payable and accrued charges (Note 10)	347.0	271.4
Current portion of long-term debt (Note 11)	3.4	—

	823.4	772.5
Long-term debt (Note 11)	1,019.9	1,013.7
Future income tax liability (Note 20)	468.9	457.6
Accrued post-retirement/post-employment benefits (Note 13)	195.4	177.3
Accrued reclamation costs (Note 14)	80.0	83.0
Other non-current liabilities and deferred credits	5.5	6.7

	2,593.1	2,510.8

Contingencies (Note 24)
Shareholders’ Equity
Share Capital (Note 15)	1,186.9	1,182.5
Unlimited authorization of common shares without par value; issued and outstanding 52,077,648 and 51,952,482 shares in 2002 and 2001, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed Surplus	264.2	264.2
Retained Earnings	641.4	639.8

	2,092.5	2,086.5

	$4,685.6	$4,597.3

(See Notes to the Consolidated Financial Statements)

Approved by the Board,

/s/ Jack G. Vicq	/s/ E. Robert Stromberg
Director	Director

Consolidated Statements of Income and Retained Earnings

for the years ended December 31	in millions of US Dollars except per share amounts
	2002	2001	2000

Net sales (Note 16)	$1,913.8	$2,072.7	$2,231.6
Cost of goods sold	1,612.2	1,673.5	1,748.8

Gross Margin	301.6	399.2	482.8

Selling and administrative	91.7	99.7	111.0
Provincial mining and other taxes (Note 17)	68.0	70.0	77.2
Provision for plant closures and office consolidation (Note 18)	—	—	24.3
Foreign exchange loss (gain)	5.5	(13.7)	(8.1)
Other income	(30.5)	(26.5)	(48.4)

	134.7	129.5	156.0

Operating Income	166.9	269.7	326.8

Interest Expense (Note 19)	83.1	80.3	61.6

Income Before Income Taxes	83.8	189.4	265.2

Income Taxes (Note 20)	30.2	68.2	67.2

Net Income	53.6	121.2	198.0

Retained Earnings, Beginning of Year	639.8	570.5	424.4

Dividends	(52.0)	(51.9)	(51.9)

Retained Earnings, End of Year	$641.4	$639.8	$570.5

Net Income per Share — Basic (Note 21)	$1.03	$2.34	$3.78

Net Income per Share — Diluted (Note 21)	$1.03	$2.32	$3.76

Dividends per Share	$1.00	$1.00	$0.99

(See Notes to the Consolidated Financial Statements)

Consolidated Statements of Cash Flow

for the years ended December 31	in millions of US Dollars
	2002	2001	2000

Operating Activities
Net income	$53.6	$121.2	$198.0
Items not affecting cash
Depreciation and amortization	219.1	185.7	187.0
Loss (gain) on disposal of assets	1.0	0.4	(17.9)
Provision for future income tax	6.0	47.7	34.6
Provision for plant closures and office consolidation	—	—	10.7
Foreign exchange on future tax	1.0	(8.2)	(5.5)
Share of earnings of investees	(5.3)	—	—
Provision for post-retirement/post-employment benefits	18.2	2.1	10.9

	293.6	348.9	417.8
Changes in non-cash operating working capital
Accounts receivable	(11.1)	69.9	(52.2)
Inventories	(18.2)	(76.1)	(27.4)
Prepaid expenses	(3.9)	2.3	(3.1)
Accounts payable and accrued charges	37.0	(244.6)	137.4
Current income taxes	23.4	(21.6)	20.6
Accrued reclamation costs	(3.0)	(3.7)	(2.4)
Other non-current liabilities and deferred credits	(1.4)	0.6	(10.3)

Cash provided by operating activities	316.4	75.7	480.4

Investing Activities
Additions to property, plant and equipment	(212.2)	(513.7)	(185.6)
Acquisition of Albright & Wilson Company	—	—	(32.0)
Investment in Sociedad Quimica y Minera de Chile S.A.(“SQM”)	(23.2)	(130.4)	—
Proceeds from disposal of assets	—	—	8.6
Additions to other assets	(36.0)	(45.9)	(56.4)

Cash used in investing activities	(271.4)	(690.0)	(265.4)

Cash (deficiency) before financing activities	45.0	(614.3)	215.0

Financing Activities
Proceeds from long-term obligations	11.2	600.0	11.1
Repayment of long-term obligations	(1.3)	(5.8)	(36.1)
Proceeds from short-term debt	—	12.2	169.5
Repayment of short-term debt	(28.1)	—	(155.2)
Dividends	(52.0)	(51.9)	(51.9)
Repurchase of shares	—	—	(104.2)
Issuance of shares	4.4	5.1	7.8

Cash (used in) provided by financing activities	(65.8)	559.6	(159.0)

(Decrease) Increase in Cash and Cash Equivalents	(20.8)	(54.7)	56.0
Cash and Cash Equivalents, Beginning of Year	45.3	100.0	44.0

Cash and Cash Equivalents, End of Year	$24.5	$45.3	$100.0

Supplemental cash flow disclosure
Interest paid	$81.2	$79.3	$66.4
Income taxes paid	$4.4	$41.5	$13.4

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

Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and its operating subsidiaries (the “company” except to the extent the context otherwise requires) form an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:

•	Potash
–	five mines and mills and mining rights to potash reserves at a sixth location, all in the province of Saskatchewan
–	one mine and two mills in the province of New Brunswick
–	one plant in Chile that produces sodium nitrate, potassium nitrate and other products

•	Phosphate
–	vertically integrated phosphate mine and processing plant in the state of North Carolina
–	phosphate feed plants in five states and one in Brazil
–	two industrial phosphoric acid plants, in the states of North Carolina and Ohio
–	a mine and two processing plant complexes in the state of Florida
–	processing plant complex in the state of Louisiana

•	Nitrogen
–	four domestic plants located in the states of Georgia, Louisiana, Ohio and Tennessee
–	large-scale operations in Trinidad

The company owns or leases approximately 165 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 5,000 rail cars.

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
Basis of Presentation
The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 29. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Goodwill
Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible assets of businesses acquired and is carried at cost. Goodwill is subject to an impairment test at least annually. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill.

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

Rotational plant maintenance costs, which consist primarily of planned major maintenance projects (also known as “turnarounds”), are capitalized when incurred and are amortized over 2 years.

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

Derivative Financial Instruments
Derivative financial instruments are used by the company to manage its exposure to exchange rate and commodity price fluctuations. The company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The company enters into forward exchange contracts to hedge its foreign currency exposure on Canadian dollar requirements for operating and capital expenditures. Gains or losses on foreign currency exchange contracts are recognized monthly and are included in “Foreign Exchange” in the income statements.

The company enters into natural gas futures, swaps and option agreements to manage the cost of natural gas. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific forecasted transactions.

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

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

Revenue Recognition
Sales revenue is recognized when the product is shipped or a service is performed. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales which are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.

Natural Gas Operations
The company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of natural gas reserves are capitalized in one Canadian cost centre. These costs include land acquisitions, drilling of productive, non-productive and dry or abandoned wells, geological and geophysical surveys and administrative expenses directly related to exploration and development activities. Costs associated with dry or abandoned wells are charged to the full cost pool and subjected to depletion. Depletion is calculated using the units of production method based on estimated gross proved natural gas reserves as evaluated by independent engineers.

Proceeds from the disposition of natural gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition would alter the depletion rate by more than 20 percent.

The net amount at which natural gas properties are carried is subject to a cost recovery test (the “ceiling test”). Under this test, an estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and period-end prices, plus the net costs of major development projects and improved properties, less future removal and site restoration costs, overhead, financing costs and income taxes. If the net carrying costs exceed the ultimate recoverable amount, additional depletion is provided.

The company’s natural gas operations are in the preproduction stage; therefore all costs have been capitalized.

3. CHANGE IN ACCOUNTING POLICY
The company has adopted the provisions of section 3062 of the Canadian Institute of Chartered Accountants Handbook “Goodwill and Other Intangible Assets.” This pronouncement is being applied on a prospective basis and requires that goodwill be subject to an impairment test at least annually rather than be amortized. On an annual basis, the adoption of this pronouncement will reduce amortization expense by approximately $3.0 million ($0.75 million per quarter). The company has completed its annual assessment of goodwill and there is no impairment.

The company has also adopted the provisions of section 3870 of the Canadian Institute of Chartered Accountants Handbook “Stock-Based Compensation and Other Stock-Based Payments.” This pronouncement requires that all non-employee stock-based compensation be accounted for using the fair value method, which would recognize the fair value of the compensation cost in the financial statements. Employee stock-based compensation must be accounted for using the fair value method, for plans that are direct awards of stock or that call for settlement in cash or other assets. The company’s stock option plans are not this type and therefore the company is not required to account for them using the fair value method. As the exercise price of the stock options granted is the market value the day immediately prior to the grant date, no compensation cost is recorded. The adoption of this pronouncement has not had any effect on the company’s results of operations or financial position for any of the periods presented.

4. ACCOUNTS RECEIVABLE

	2002	2001

Trade accounts — Canpotex	$36.3	$41.3
— Other	212.4	220.3
Non-trade accounts	25.1	2.1

	273.8	263.7
Less allowance for doubtful accounts	6.0	7.0

	$267.8	$256.7

5. INVENTORIES

	2002	2001

Finished product	$165.0	$144.7
Materials and supplies	123.5	113.9
Raw materials	44.6	65.6
Work in process	166.2	156.9

	$499.3	$481.1

6. PROPERTY, PLANT AND EQUIPMENT

	2002

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$225.4	$34.1	$191.3
Buildings and improvements	451.3	210.7	240.6
Machinery and equipment	3,920.9	1,160.9	2,760.0
Mine development costs	127.0	49.0	78.0

	$4,724.6	$1,454.7	$3,269.9

	2001

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$215.7	$31.3	$184.4
Buildings and improvements	448.7	196.9	251.8
Machinery and equipment	3,744.2	999.9	2,744.3
Mine development costs	111.3	46.2	65.1

	$4,519.9	$1,274.3	$3,245.6

Depreciation and amortization of property, plant and equipment included in Cost of Goods Sold and in Selling and Administrative was $188.2 (2001 — $170.4; 2000 — $170.6).

Notes to the Consolidated Financial Statements in millions of US Dollars except per share amounts

7.     GOODWILL

	2002	2001

Cost	$104.3	$104.3
Accumulated amortization	7.3	7.3

	$97.0	$97.0

In 2002 there was no amortization of goodwill included in Selling and Administrative (2001 — $3.0; 2000 — $3.0).

8.     OTHER ASSETS

	2002	2001

Deferred charges — net of accumulated amortization	$152.2	$129.3
Prepaid pension costs	16.3	25.3
Land held for sale	2.6	2.6
Investments, at equity	176.4	17.8
Investment, at cost	92.8	223.2
Rotational plant maintenance costs — net of accumulated amortization	29.5	30.3
Other	16.9	6.6

	$486.7	$435.1

Amortization of deferred charges and rotational plant maintenance costs included in Cost of Goods Sold and in Selling and Administrative was $30.9 (2001 — $12.3; 2000 — $13.4).

Included in Other Income is the company’s share of earnings of investees of $5.3 (2001 — $NIL; 2000 — $NIL).

9.     SHORT-TERM DEBT

Short-term debt was $473.0 at December 31, 2002 (2001 —$501.1). The weighted average interest rate on this debt was 1.70 percent (2001 — 2.29 percent). The company had lines of credit for short-term financing (net of letters of credit of $14.5) in the amount of $134.5 at December 31, 2002 (2001 — $133.3). The lines of credit are unsecured. In addition, the company is authorized to borrow a further $117.0 under the commercial paper program.

10.     ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2002	2001

Trade accounts	$223.9	$166.1
Accrued reclamation	18.6	20.3
Accrued interest	8.6	6.7
Accrued compensation	37.2	31.5
Current portion post-retirement/post-employment benefits	3.5	—
Income taxes	42.2	33.8
Dividends	13.0	13.0

	$347.0	$271.4

11.     LONG-TERM DEBT

	2002	2001

Industrial Revenue and Pollution
Control Obligations	$13.2	$13.6

  Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 2003 to 2005. No sinking fund requirements prior to maturity. The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at an average rate of 1.725%. These loans are secured by bank letters of credit.

Notes Payable
7.125% notes payable June 15, 2007.	400.0	400.0
7.75% notes payable May 31, 2011.	600.0	600.0
No sinking fund requirements prior to maturity. These notes were issued under a shelf registration statement covering up to $1,000 of debt securities. The notes are unsecured.
Other	10.1	0.1

	1,023.3	1,013.7
Less current maturities	3.4	—

	$1,019.9	$1,013.7

The fair values of all long-term obligations (except the Notes Payable whose approximate fair value at December 31, 2002 was $1,169.0) are approximated by their face values.

Long-term debt at December 31, 2002 will mature as follows:

2003	$3.4
2004	1.5
2005	10.3
2006	1.3
2007	400.6
2011	600.0
2012	6.2

$1,023.3

12.     COMMITMENTS
Lease Commitments
The company has long-term lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and rail cars, the latest of which expires in 2020 (excluding mineral leases).

Future minimum lease payments under these operating leases will be approximately as follows:

2003	$39.9
2004	38.9
2005	35.1
2006	33.2
2007	27.5
Subsequent years	137.7

Rental expense for operating leases for the years ended December 31, 2002, 2001 and 2000 was $41.2, $56.7 and $86.4, respectively.

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

12.     COMMITMENTS (CONTINUED)
Other Commitments
The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and prices based on market rates at the time of delivery.

The company’s Trinidad subsidiaries have entered into long-term natural gas contracts with the National Gas Company of Trinidad. The contracts provide for prices that vary with ammonia market prices, escalating floor prices and minimum purchase quantities.

The company also has a long-term agreement for the purchase of phosphate rock used at its Geismar facility. This agreement sets base price (less volume discounts) for the first three years. Prices in subsequent years are subject to renegotiation.

The company has a contractual commitment for mining of nitrates which is in effect until 2005.

The annual commitment under the above-mentioned long-term contracts approximates $109.0 million.

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

All Pension Plans
The components of net pension expense for the company’s pension plans, computed actuarially, were as follows:

	2002	2001	2000

Service cost for benefits earned during the year	$12.0	$10.2	$12.0
Interest cost on projected benefit obligations	28.1	27.6	25.7
Expected return on plan assets	(31.9)	(30.1)	(20.8)
Net amortization and deferral	0.7	—	1.3

Net pension expense	$8.9	$7.7	$18.2

Significant actuarial assumptions used in calculating the net pension expense for the company’s funded plans were as follows:

	2002	2001	2000

Discount rate	6.50%	7.25%	7.50%
Long-term rate of return on assets	9.00%	9.00%	9.00%
Rate of increase in compensation levels	4.00%	4.50%	5.00%

Other Post-Retirement Plans
The company provides certain contributory health care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded with benefits subject to change.

The components of this expense, computed actuarially, were as follows:

	2002	2001	2000

Service cost for benefits earned during the year	$4.1	$3.6	$3.3
Interest cost on projected benefit obligations	13.9	11.1	10.2

Net post-retirement expense	$18.0	$14.7	$13.5

The significant actuarial assumptions used in determining post-retirement benefit expense were as follows:

	2002	2001	2000

Discount rate	6.50%	7.25%	7.50%
Health care cost trend rate	10.00%	9.00%	6.00%

If the health care cost trend rate was increased by 1.0 percentage point, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

	2002	2001	2000

Accumulated post-retirement benefit obligation	$35.0	$30.1	$21.1
Aggregate of service and interest cost	3.3	2.7	2.0

Notes to the Consolidated Financial Statements in millions of US Dollars except per share amounts

13.     POST-RETIREMENT/POST-EMPLOYMENT BENEFITS (CONTINUED)

If the health care cost trend rate was decreased by 1.0 percentage point, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have decreased as follows:

	2002	2001	2000

Accumulated post-retirement benefit obligation	$28.7	$24.7	$17.2
Aggregate of service and interest cost	$2.7	2.1	1.9

All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary and company matching contributions of up to 5 percent of salary. The company’s matching contributions were $5.0 and $4.6 for 2002 and 2001, respectively. All of the company’s Canadian salaried employees participate in the PCS Inc. Savings Plan. The company contributes 5 percent of salary to the plan and employees may make voluntary contributions. The company’s contributions in 2002 were $1.5 (2001 — $1.4).

The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:

			Post-retirement/
	Pension		Post-employment

	2002	2001	2002	2001

Change in Benefit Obligations
Balance, beginning of year	$392.0	$375.8	$182.8	$150.2
Service cost	12.0	10.2	4.1	3.6
Interest cost	28.1	27.6	13.9	11.1
Participants’ contributions	0.3	0.4	—	—
Actuarial gain	37.0	2.5	12.3	24.2
Amendments	1.8	0.7	—	—
Benefits paid	(22.0)	(25.2)	(4.8)	(6.3)

Balance, end of year	449.2	392.0	208.3	182.8

Change in Plan Assets
Fair value, beginning of year	352.7	373.9	—	—
Actual return on plan assets	(17.8)	(3.7)	—	—
Employer contributions	5.2	7.5	4.8	6.3
Participants’ contributions	0.4	0.4	1.8	—
Valuation allowance	—	(0.2)	—	—
Benefits paid	(22.0)	(25.2)	(6.6)	(6.3)

Fair value, end of year	318.5	352.7	—	—

Funded Status	(130.7)	(39.3)	(208.3)	(182.8)
Unrecognized Net Loss	109.7	29.9	49.7	44.7
Unrecognized Prior Service Cost	1.0	0.3	(4.0)	(4.8)

Accrued Post-retirement/Post-employment Benefits	$(20.0)	$(9.1)	$(162.6)	$(142.9)

Amounts recognized in the statements of financial position consist of:
Current and long-term liabilities	$(36.3)	$(34.4)	$(162.6)	$(142.9)
Prepaid pension costs	16.3	25.3	—	—

	$(20.0)	$(9.1)	$(162.6)	$(142.9)

The aggregate pension accumulated benefit obligations and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

			Post-retirement/
	Pension		Post-employment

	2002	2001	2002	2001

Accumulated benefit obligation	$431.1	$377.1	$208.3	$182.8
Fair value of plan assets	289.7	$330.0	—	—

Notes to the Consolidated Financial Statements

in millions of US Dollars except per share amounts

14.     ENVIRONMENTAL COSTS
Reclamation and Restoration Costs
Site restoration and reclamation costs have been accrued for various sites. At December 31, 2002, the company has accrued $28.1 (2001 — $28.1) for the Aurora, NC facility, $51.0 (2001 — $52.6) for the White Springs, FL facility, $0.3 (2001 — $0.3) for various sulfur facilities, $15.3 (2001 — $18.4) for certain PCS Joint Venture facilities and $3.9 (2001 — $3.9) for the Cassidy Lake, NB facility. The current portion of restoration and reclamation accrued in 2002 totalled $18.6 (2001 — $20.3). These amounts represent the company’s current estimate of potential site restoration and reclamation costs which were last assessed in December 2002. These expenditures are generally incurred over an extended period of time.

Annual environmental expenditures for reclamation and restoration during the years ended December 31, 2002, 2001 and 2000 were $54.6, $64.3 and $59.9 respectively. Of the 2002 amount, $45.2 (2001 — $49.7; 2000 — $55.2) was charged to operations, $6.1 (2001 — $13.7; 2000 — $2.7) was capitalized and $3.3 (2001 — $0.9; 2000 — $2.0) was charged against accrued reclamation costs.

Capping of Byproduct Gypsum Stacks
Various jurisdictions have established programs that require companies to reduce the potential environmental impact associated with gypsum stacks. In Florida, the regulations implementing this legislation require companies to “cap” the gypsum stacks in order to reduce seepage into the groundwater, when such stacks reach their design capacity (for the company, in approximately 35 years at current operating rates) or if groundwater standards are not being met. At December 31, 2002, a balance of $33.3 (2001 — $35.4) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PotashCorp.

In North Carolina, on expiry of the mine’s phosphate reserves, capping of the remaining gypsum stacks must comply with the laws in place at that time. Under Louisiana regulations, capping of gypsum stacks will be required when the stacks are no longer active.

Other Environmental Costs
Other than reclamation, restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the company during 2002. At December 31, 2002, there were no significant environmental provisions recorded by the company, other than those related to reclamation, restoration and gypsum stack capping, as discussed above.

The company’s estimated operating expenses, other than reclamation, restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $20.9 for the year ended December 31, 2002 (2001 — $21.8; 2000 — $23.0). In addition, capital expenditures for other environmental compliance were approximately $5.5 for the year ended December 31, 2002 (2001 — $14.5; 2000 — $11.7).

15.     SHARE CAPITAL
Authorized:
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued:	2002	2001	2000
	Consideration	Consideration	Consideration

Issued, beginning of year	$1,182.5	$1,177.4	$1,216.5
Shares issued under option	4.3	4.9	7.0
Shares issued for dividend reinvestment plan	0.1	0.2	0.8
Shares repurchased	—	—	(46.9)

Issued, end of year	$1,186.9	$1,182.5	$1,177.4

Issued:	2002	2001	2000
	Number of	Number of	Number of
	Common	Common	Common
	Shares	Shares	Shares

Issued, beginning of year	51,952,482	51,840,572	53,694,209
Shares issued under option	121,900	108,400	202,000
Shares issued for dividend reinvestment plan	3,266	3,510	14,363
Shares repurchased	—	—	(2,070,000)

Issued, end of year	52,077,648	51,952,482	51,840,572

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

A summary of the status of the plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below:

Number of Shares Subject to Option

	2002	2001	2000

Outstanding, beginning of year	5,044,275	4,236,275	3,745,975
Granted	907,600	922,200	929,400
Exercised	(121,900)	(108,400)	(202,000)
Cancelled	(10,600)	(5,800)	(237,100)

Outstanding, end of year	5,819,375	5,044,275	4,236,275

Weighted Average Exercise Price

	2002	2001	2000

Outstanding, beginning of year	$65.21	$65.04	$64.72
Granted	66.50	62.81	61.27
Exercised	34.93	44.77	34.72
Cancelled	78.40	60.59	65.83
Outstanding, end of year	65.98	65.21	65.04

The weighted-average grant-date fair value of options granted during the year was $20.1 (2001 — $19.1; 2000 — $20.0).

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

15.   SHARE CAPITAL (CONTINUED)
The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise	Number	Weighted Average	Weighted Average		Weighted Average
Prices	Outstanding	Remaining Life	Exercise Price	Number	Exercise Price

$20.00 to $25.38	30,700	1 year	$20.74	30,700	$20.74
$32.25	113,200	2 years	32.25	113,200	32.25
$43.69	512,550	7 years	43.69	512,550	43.69
$61.27	912,400	8 years	61.27	912,400	61.27
$58.08 to $65.38	918,900	9 years	62.81	457,800	62.81
$66.50	907,600	10 years	66.50	—	—
$67.88	750,500	6 years	67.88	750,500	67.88
$70.38 to $74.75	880,775	4 years	72.44	880,775	72.44
$81.75 to $86.75	792,750	5 years	86.45	792,750	86.45

The foregoing options have expiry dates ranging from November 9, 2003 to November 20, 2012.

16.   SEGMENT INFORMATION
The company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, in 2002, approximately 58 percent of nitrogen net sales and 59 percent of phosphate net sales were from feed and industrial products. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment net sales are made under terms that approximate market value.

	2002

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$534.0	$632.3	$747.5	$—	$1,913.8
Inter-segment net sales	6.4	6.4	24.6	—	—
Gross margin	215.6	38.6	47.4	—	301.6
Depreciation and amortization	46.3	76.8	88.0	8.0	219.1
Assets	1,198.4	1,577.0	1,602.4	307.8	4,685.6
Expenditures for segment capital assets	35.5	126.3	65.9	3.4	231.1

	2001

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$525.5	$651.8	$895.4	$—	$2,072.7
Inter-segment net sales	7.1	6.0	37.6	—	—
Gross margin	241.8	62.7	94.7	—	399.2
Depreciation and amortization	34.1	72.0	72.8	6.8	185.7
Assets	1,203.3	1,471.2	1,640.0	282.8	4,597.3
Expenditures for segment capital assets	34.7	61.1	436.9	4.1	536.8

	2000

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$578.7	$782.5	$870.4	$—	$2,231.6
Inter-segment net sales	8.4	7.9	60.1	—	—
Gross margin	304.0	74.1	104.7	—	482.8
Depreciation and amortization	40.9	68.1	66.1	11.9	187.0
Provision for plant closures and office consolidation	—	24.3	—	—	24.3
Assets	1,165.4	1,522.9	1,250.9	206.5	4,145.7
Expenditures for segment capital assets	45.5	136.5	34.2	12.6	228.8

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

16.   SEGMENT INFORMATION (CONTINUED)
Financial information by geographic area is summarized in the following table:

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2002
Net sales to customers outside the company
Canada	$23.7	$70.1	$—	$—	$93.8
United States	191.6	991.4	175.3	6.0	1,364.3
PhosChem	—	34.4	—	—	34.4
Canpotex	241.2	—	—	—	241.2
Other	59.5	52.0	43.9	24.7	180.1

	$516.0	$1,147.9	$219.2	$30.7	$1,913.8

Operating income (loss)	$145.6	$17.8	$20.5	$(17.0)	$166.9

Capital assets and goodwill	$778.0	$1,899.5	$633.2	$85.7	$3,396.4

2001
Net sales to customers outside the company
Canada	$24.0	$62.8	$—	$—	$86.8
United States	208.2	1,074.1	239.3	—	1,521.6
PhosChem	—	65.3	—	—	65.3
Canpotex	237.6	—	—	—	237.6
Other	55.7	60.0	33.8	11.9	161.4

	$525.5	$1,262.2	$273.1	$11.9	$2,072.7

Operating income	$175.4	$34.0	$59.8	$0.5	$269.7

Capital assets and goodwill	$783.4	$1,843.1	$662.5	$83.9	$3,372.9

2000
Net sales to customers outside the company
Canada	$28.0	$52.9	$—	$—	$80.9
United States	209.4	1,195.2	133.9	—	1,538.5
PhosChem	—	146.3	—	—	146.3
Canpotex	268.9	—	—	—	268.9
Other	72.4	53.3	58.9	12.4	197.0

	$578.7	$1,447.7	$192.8	$12.4	$2,231.6

Operating income (loss)	$216.2	$96.0	$15.4	$(0.8)	$326.8

Capital assets and goodwill	$794.4	$1,862.6	$294.3	$83.5	$3,034.8

17.   PROVINCIAL MINING AND OTHER TAXES
Provincial mining taxes and other taxes consist of:

	2002	2001	2000

Potash Production Tax	$47.7	$47.9	$55.6
Saskatchewan corporate capital taxes and other	20.3	22.1	21.6

	$68.0	$70.0	$77.2

18.   PROVISION FOR PLANT CLOSURES AND OFFICE CONSOLIDATION

2000
On January 19, 2001, the company announced it was suspending all DAP production at its White Springs, FL operations and that it permanently closed its Davenport, IA phosphate feed plant on January 15, 2001.

Charges associated with plant closures and office consolidation are as follows:

	Balance at	Reserve	Balance at
	Dec. 31, 2001	Utilized	Dec. 31, 2002

Plant Closures Non-cash parts inventory writedown	$0.9	$0.9	$—
Non-cash writedown of property, plant and equipment	25.7	25.7	—

	$26.6	$26.6	$—

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

19.   INTEREST EXPENSE

	2002	2001	2000

Interest on
Short-term debt	$8.0	$21.9	$29.7
Long-term debt	75.1	58.4	31.9

	$83.1	$80.3	$61.6

20.   INCOME TAXES
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income (loss) before income taxes as follows:

	2002	2001	2000

Income (loss) before income taxes
Canada	$56.8	$96.8	$155.4
United States	21.5	32.1	95.0
Trinidad	20.5	59.8	15.4
Other	(15.0)	0.7	(0.6)

	$83.8	$189.4	$265.2

Federal and Provincial Statutory tax rates	46.12%	46.12%	46.12%

Tax at statutory rates	$38.7	$87.3	$122.3
Adjusted for the effect of:
Net non-deductible provincial taxes and royalties and resource allowances	10.2	12.7	16.4
Additional tax deductions	(18.6)	(33.7)	(43.2)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	0.8	(1.6)	(5.2)
Other	(0.9)	3.5	(23.1)

Income tax expense	$30.2	$68.2	$67.2

Details of income tax expense are as follows:

	2002	2001	2000

Canada
Current	$46.2	$19.2	$23.2
Future	(10.1)	19.9	30.2
United States — Federal Current	(27.5)	(1.2)	—
Future	19.2	16.7	7.4
United States — State Current	1.6	0.2	7.1
Future	(1.5)	2.9	1.5
Trinidad and other
Current	3.9	2.3	2.3
Future	(1.6)	8.2	(4.5)

Income tax expense	$30.2	$68.2	$67.2

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2002	2001

Future income tax assets:
Loss and credit carryforwards	$273.8	$248.2
Post-retirement/post-employment benefits	61.4	33.5
Accrued reclamation costs	15.6	55.0
Other	2.1	10.9

Total future income tax assets	352.9	347.6

Future income tax liabilities:
Basis difference in fixed assets	799.2	778.4
Other	22.6	26.8

Total future income tax liabilities	821.8	805.2

Net future income tax liability	$468.9	$457.6

At December 31, 2002, the company has income tax losses carried forward of approximately $715.0 which will begin to expire in 2010. The benefit relating to these loss carryforwards has been recognized by reducing future income tax liabilities. In addition, the company has alternative minimum tax credits of approximately $18.9 which carry forward indefinitely.

21.   NET INCOME PER SHARE
Basic net income per share was calculated on the weighted average number of shares issued and outstanding during the 12 months ended December 31, 2002 of 52,021,000 (2001 —51,879,000; 2000 — 52,410,000). Weighted average diluted shares outstanding during 2002 were 52,316,000 (2001 —52,186,000; 2000 — 52,703,000).

22.   PRO FORMA STOCK COMPENSATION
The company has two stock-based compensation plans for which fair value accounting is not required, therefore, no compensation expense has been recognized with respect to these plans. Had compensation expense for the company’s plans been determined based on the fair value at the grant dates for awards under the plans, the company’s net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000

Net income — as reported	$53.6	$121.2	$198.0
Stock compensation	14.3	13.6	10.7

Net income — pro forma	$39.3	$107.6	$187.3

Basic net income per share
As reported	$1.03	$2.34	$3.78
Pro forma	0.76	2.07	3.57

Diluted net income per share
As reported	$1.03	$2.32	$3.76
Pro forma	0.75	2.06	3.55

In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the modified Black-Scholes option-pricing model with the following weighted assumptions:

	2002	2001	2000

Expected dividend	$1.00	$1.00	$1.00
Expected volatility	32%	32%	31%
Risk-free interest rate	4.13%	4.54%	5.76%
Expected life of option	8 years	8 years	8 years
Expected forfeitures	10%	10%	10%

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

23.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements, to hedge foreign exchange and commodity price risk. The company does not hold or issue financial instruments for trading purposes.

At December 31, 2002, the company had commitments in the form of foreign exchange contracts to sell US dollars in the amount of $28.0 (2001 — $32.0).

The company’s exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

In addition to physical spot and term purchases, the company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. At December 31, 2002, the company had collected cash margin requirements of $4.6 which were included in accounts payable.

As at December 31, 2002, the company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 6.0 million MMBtu of natural gas with maturities in 2003 through 2005. The swaps represented a notional amount of 34.4 million MMBtu with maturities in 2003 through 2007. As at December 31, 2002, net losses arising from settled hedging transactions, which are included as a component of finished goods inventory, were $4.0 (2001 — gains of $10.8).

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

The carrying amount of the company’s cash and cash equivalents, accounts receivable, short-term debt and accounts payable and accrued charges approximates fair value because of short-term maturities. The carrying amount of the company’s long-term debt (except the Notes Payable whose approximate fair value at December 31, 2002 was $1,169.0) approximates estimated fair value.

24.   CONTINGENCIES
PotashCorp is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2002.

In common with other companies in the industry, the company is unable to acquire insurance for underground assets.

On September 10, 2002, PCS Nitrogen, Inc. agreed to conclude the federal grand jury investigation and parallel state investigations of its Geismar facility by pleading guilty to felony violations of the federal Clean Air Act and analogous state laws and paying total fines of $2 million to the US government and two state judicial districts. The amount of the fines is covered by a provision recorded in the second quarter of 2002. The agreed-upon fines are subject to approval by the federal court at a sentencing hearing scheduled for March 17, 2003, and by each state court at sentencing hearings which have not yet been scheduled.

In 1998, the company, along with other parties, was notified by EPA of potential liability under CERCLA with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, FL and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order on Consent with EPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture and another party are sharing the costs of the RI/FS. PCS Joint Venture continues to assess and evaluate the nature and extent of the impacts at the site. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed nor to what extent costs incurred may be recoverable from third parties.

Various other claims and lawsuits are pending against the company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management’s opinion that the ultimate resolution of such actions, including those pertaining to environmental matters, will not have a material effect on the company’s financial condition or results of operations.

25.   RELATED PARTY TRANSACTIONS
The company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2002 were $241.2 (2001 — $237.6; 2000 — $268.9).

Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

PCS Yumbes purchases potash from SQM at prevailing market prices. Purchases for the year amounted to $17.9. PCS Yumbes has also entered into a contract with SQM to sell it 8,000 tonnes of potassium nitrate per month at a negotiated price through to December 2003. Sales during 2002 amounted to $2.1. Transactions with SQM are settled on normal trade terms.

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

26.   QUARTERLY RESULTS (UNAUDITED)
The following quarterly information in management’s opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
Net sales	$461.0	$489.5	$455.2	$508.1

Gross Margin	$77.6	$86.7	$73.0	$64.3

Operating Income	$40.9	$38.6	$44.3	$43.1

Net Income	$12.8	$11.9	$14.5	$14.4

Net Income per Share — Basic	$0.25	$0.23	$0.28	$0.28

Net Income per Share — Diluted	$0.24	$0.23	$0.28	$0.28

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Net sales	$602.4	$575.8	$460.2	$434.3

Gross Margin	$136.1	$132.8	$67.6	$62.7

Operating Income	$116.5	$84.4	$39.8	$29.0

Net Income	$62.4	$43.1	$11.1	$4.6

Net Income per Share — Basic	$1.20	$0.83	$0.21	$0.09

Net Income per Share — Diluted	$1.19	$0.83	$0.21	$0.09

Net Income per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

27.   SEASONALITY
The company’s sales of fertilizer are seasonal. Typically, the second quarter of the year is when fertilizer sales will be highest, due to the North American spring planting season. However, planting conditions and the timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another.

28.   COMPARATIVE FIGURES
Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

29.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
A description of certain significant differences between Canadian GAAP and US GAAP follows:

Marketable securities: The company’s investment in Israel Chemicals Ltd. (ICL) is stated at cost. US GAAP would require that this investment be classified as available-for-sale and be stated at market value, with the difference between market value and cost reported as Other Comprehensive Income (OCI).

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

Additional minimum liability: The company’s accumulated benefit obligation for its US pension plans exceeds the fair value of plan assets. US GAAP requires that the company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess is to be reported as OCI.

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

29.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
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

The application of US GAAP, as described above, would have had the following approximate effects on net income, net income per share, total assets and shareholders’ equity:

	2002	2001	2000

Net income as reported — Canadian GAAP	$53.6	$121.2	$198.0
Items increasing (decreasing) reported net income
Provision for plant closures	—	(9.0)	9.0
Pre-operating cost amortization (additions)	2.6	(41.7)	(19.3)
Depreciation and amortization	8.4	9.7	9.8
Future income taxes	(4.0)	14.4	0.3

Approximate net income — US GAAP	$60.6	$94.6	$197.8

Weighted average shares outstanding — US GAAP	52,021,000	51,879,000	52,410,000

Approximate basic net income per share — US GAAP	$1.16	$1.82	$3.77

Total assets as reported — Canadian GAAP	$4,685.6	$4,597.3	$4,145.7
Items increasing (decreasing) reported total assets
Inventory	(4.0)	—	—
Available-for-sale security (unrealized holding loss/gain)	(7.7)	34.9	41.7
Fair value of natural gas hedging contracts	52.7	8.9	—
Property, plant and equipment	(143.4)	(151.8)	(160.2)
Pre-operating costs	(63.0)	(65.6)	(23.9)
Goodwill	(46.7)	(46.7)	(48.0)

Approximate total assets — US GAAP	$4,473.5	$4,377.0	$3,955.3

Total shareholders’ equity as reported — Canadian GAAP	$2,092.5	$2,086.5	$2,012.1
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income (loss), net of tax	(9.1)	29.8	28.1
Provision for plant closures	—	—	9.0
Provision for asset impairment	(218.0)	(218.0)	(218.0)
Depreciation and amortization	27.9	19.5	9.8
Pre-operating costs	(63.0)	(65.6)	(23.9)
Future income taxes	62.7	66.7	52.3

Approximate shareholders’ equity — US GAAP	$1,893.0	$1,918.9	$1,869.4

Supplemental US GAAP Disclosure
Available-for-Sale Security
The company’s investment in ICL is classified as available-for-sale. The fair market value of this investment at December 31, 2002 was $110.8 and the unrealized holding gain was $17.9.

New Accounting Pronouncements
During 2002, FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” which is effective January 1, 2003. The adoption of this standard should not have a significant effect on the results of operations or financial position of the company.

SFAS 143 “Accounting for Asset Retirement Obligations” is also effective January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized. The fair value of this liability is added to the carrying amount of the associated asset and then depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. The determination of fair value is complex. These determinations are still in process and it is not practical for management to estimate the impact of adopting this standard as of the date of this report.

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

29.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

The company has designated its natural gas derivative instruments as cash flow hedges. The gain or loss of an effective cash flow hedge is deferred in OCI until such time as the natural gas it relates to is used in production, at which time the gain or loss is reclassified from OCI to cost of sales. During the year, $15.5 of gains was recognized in cost of sales. Of the deferred amount at year-end, approximately $4.0 will be reclassified to cost of sales within the next year.

The following supplemental schedules present the Consolidated Financial Position, Income and Retained Earnings, Cash Flow and Comprehensive Income in accordance with US GAAP as adjusted for the GAAP differences described in this note.

Supplemental Schedule of Consolidated Financial Position
As at December 31

	2002	2001

Assets
Current Assets
Cash and cash equivalents	$24.5	$45.3
Accounts receivable	267.8	256.7
Inventories	495.3	481.1
Prepaid expenses	40.4	36.5
Fair value of natural gas hedging contracts	52.7	8.9

	880.7	828.5
Property, plant and equipment	3,126.5	3,093.8
Goodwill	50.3	50.3
Other assets	416.0	404.4

	$4,473.5	$4,377.0

Liabilities
Current Liabilities
Short-term debt	$473.0	$501.1
Accounts payable and accrued charges	347.0	280.4
Current portion of long-term debt	3.4	—

	823.4	781.5
Long-term debt	1,019.9	1,013.7
Future income tax liability	387.6	395.9
Accrued post-retirement/post-employment benefits	264.1	177.3
Accrued reclamation costs	80.0	83.0
Other non-current liabilities and deferred credits	5.5	6.7

	2,580.5	2,458.1

Shareholders’ Equity
Share Capital	1,186.9	1,182.5
Contributed Surplus	264.2	264.2
Retained Earnings	471.9	463.3
Foreign Currency Translation Adjustment	(20.9)	(20.9)
Accumulated Other Comprehensive Income	(9.1)	29.8

	1,893.0	1,918.9

	$4,473.5	$4,377.0

Notes to the Consolidated Financial Statements
in millions of US Dollars except per share amounts

29.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Income and Retained Earnings
For the Years Ended December 31

	2002	2001	2000

Net sales	$2,209.5	$2,387.0	$2,541.0
Cost of goods sold	1,816.4	1,938.2	1,981.4

Gross Margin	393.1	448.8	559.6

Selling, distribution and administrative	172.2	181.3	198.7
Provincial mining and other taxes	68.0	70.0	77.2
Provision for plant closures and office consolidation	—	9.0	13.9
Foreign exchange loss (gain)	5.5	(13.7)	(8.1)
Other income	(30.5)	(26.5)	(48.4)

	215.2	220.1	233.3

Operating Income	177.9	228.7	326.3
Interest Expense	83.1	80.3	61.6

Income Before Income Taxes	94.8	148.4	264.7
Income Taxes	34.2	53.8	66.9

Net Income	60.6	94.6	197.8
Retained Earnings, Beginning of Year	463.3	420.6	274.7
Dividends	(52.0)	(51.9)	(51.9)

Retained Earnings, End of Year	$471.9	$463.3	$420.6

Net Income Per Share – Basic	$1.16	$1.82	$3.77

Net Income Per Share – Diluted	$1.16	$1.81	$3.77

Dividends Per Share	$1.00	$1.00	$0.99

Supplemental Schedule of Consolidated Comprehensive Income
For the Years Ended December 31

	2002	2001	2000

Net income	$60.6	$94.6	$197.8

Other comprehensive (loss) income
Change in unrealized holding gain on available-for-sale securities	(42.6)	(6.8)	15.5
Increase (decrease) in fair market value of natural gas hedging contracts	66.0	(165.6)	—
Minimum pension liability	(68.7)	—	—
Future income taxes related to other Comprehensive Income	16.3	62.4	(4.3)

	(29.0)	(110.0)	11.2

Comprehensive income (loss)	$31.6	$(15.4)	$209.0

Consolidated Schedule of Accumulated Other Comprehensive Income
For the Years Ended December 31

	2002	2001	2000

Accumulated other comprehensive income, beginning of year	$29.8	$28.1	$16.9
SFAS 133 cumulative effect transition adjustment net of tax	—	139.8	—
Natural gas hedging gains reclassified to earnings net of tax	(9.9)	(28.1)	—
Other comprehensive (loss) income net of tax	(29.0)	(110.0)	11.2

Accumulated other comprehensive (loss) income, end of year	$(9.1)	$29.8	$28.1

Notes to the Consolidated Financial Statements in millions of US Dollars except per share amounts

29.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Cash Flow
For the Years Ended December 31

	2002	2001	2000

Operating Activities
Net income	$60.6	$94.6	$197.8
Items not affecting cash
Depreciation and amortization	208.1	176.0	177.2
Loss (gain) on disposal of assets	1.0	0.4	(17.9)
Provision for plant closures and office consolidation	—	—	10.7
Foreign exchange on future tax	1.0	(8.2)	(5.5)
Provision for future income tax	10.0	33.3	34.2
Provision for post-retirement/post-employment benefits	18.2	2.1	10.9
Changes in non-cash operating working capital
Accounts receivable	(11.1)	69.9	(52.2)
Inventories	(14.2)	(76.1)	(27.4)
Prepaid expenses	(3.9)	2.3	(3.1)
Accounts payable and accrued charges	27.7	(235.6)	128.4
Current income taxes	23.4	(21.6)	20.6
Accrued reclamation costs	(3.0)	(3.7)	(2.4)
Other non-current liabilities and deferred credits	(1.4)	0.6	(10.3)

Cash provided by operating activities	316.4	34.0	461.0

Investing Activities
Additions to property, plant and equipment	(212.2)	(513.7)	(185.6)
Acquisition of Albright & Wilson Company	—	—	(32.0)
Investment in SQM	(23.2)	(130.4)	—
Proceeds from disposal of assets	—	—	8.6
Additions to other assets	(36.0)	(4.2)	(37.0)

Cash used in investing activities	(271.4)	(648.3)	(246.0)

Financing Activities
Proceeds from long-term obligations	11.2	600.0	11.1
Repayment of long-term obligations	(1.3)	(5.8)	(36.1)
Proceeds from short-term debt	—	12.2	169.5
Repayment of short-term debt	(28.1)	—	(155.2)
Dividends	(52.0)	(51.9)	(51.9)
Repurchase of shares	—	—	(104.2)
Issuance of shares	4.4	5.1	7.8

Cash (used in) provided by financing activities	(65.8)	559.6	(159.0)

(Decrease) Increase in Cash and Cash Equivalents	(20.8)	(54.7)	56.0
Cash and Cash Equivalents, Beginning of Year	45.3	100.0	44.0

Cash and Cash Equivalents, End of Year	$24.5	$45.3	$100.0

Board of Directors

Frederick J. Blesi, of Glenview, Illinois, is a retired Chairman and CEO of the Phosphate Chemicals Export Association Inc.(PhosChem), principal exporter of US phosphate chemicals.
Before joining PhosChem, he was Vice President, International with International Minerals and Chemical Corporation. He joined the PCS Board in 2001. (3,5)

Douglas J. Bourne, of Houston, Texas, is former Chairman and CEO of Battle Mountain Gold Company and of Duval Corporation, the mining subsidiary of Pennzoil Company. He has held many positions in various fertilizer and mining associations. He joined the PCS Board in 1990. (1,4)

William J. Doyle, of Saskatoon, Saskatchewan, is President and CEO of Potash Corporation of Saskatchewan Inc. He became President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He is Chairman of Canpotex Limited, a director of the Potash & Phosphate Institute and The Fertilizer Institute, and is on the College Board of Advisors at Georgetown University. He joined the PCS Board in 1989. (1)

Wade Fetzer III, of Glencoe, Illinois, is Retired Partner with the investment banking firm Goldman Sachs. He sits on the boards of Serologicals Corporation, Sphere Communications and Northern Star Broadcasting. He is also on the Kellogg Alumni Advisory Board and the boards of the University of Wisconsin Foundation and Rush-Presbyterian St. Luke’s Medical Center. He joined the PCS Board in 2002. (2,3)

Dallas J. Howe, of Calgary, Alberta, serves in a management role with GE Medical Systems Information Technology, of which the company he formerly owned, BDM Information Systems, is now a part. He is owner and CEO of DSTC Ltd., a technology investment company, and a director of Advanced Data Systems Ltd., as well as a member of the University of Saskatchewan Board of Governors. A director of the PCS Crown corporation from 1982 to 1989, he joined the PCS Inc. Board in 1991. (2,3)

Jeffrey J. McCaig, of Calgary, Alberta, is President, CEO and a director of Trimac Corporation, a bulk trucking and third-party logistics company. Prior to that, he practiced law, specializing in corporate financing and securities. He is a director of BOVAR Corporation. He joined the PCS Board in 2001. (3,5)

Mary Mogford, of Newcastle, Ontario, is a Corporate Director and Partner in Mogford Campbell Inc., a strategic business and financial consulting company. A former Deputy Minister of Finance and Deputy Minister of Natural Resources in Ontario, she is a director of Empire Company Ltd., Falconbridge Ltd., MDS Inc. and Sears Canada Inc., and a member of the Altamira Advisory Council. She joined the PCS Board in 2001. (2,5)

Donald E. Phillips, of Brandon, Mississippi, is Chairman of the Board of Potash Corporation of Saskatchewan Inc. Former President and CEO of Pitman-Moore Inc. and former Chairman of the board of directors of Synbiotics Inc., San Diego, California, he is a director of Great Lakes REIT Inc., Oak Brook, Illinois. He serves on the boards of trustees of two colleges and is president of the development foundation of another. He joined the PCS Board in 1991. (1,2)

Paul J. Schoenhals, of Calgary, Alberta, President of Petroleum Industry Training Service, was Chairman of Potash Corporation of Saskatchewan, the Crown corporation, from 1987 to 1989. He is a former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan. He joined the PCS Inc. Board in 1992. (3,4)

E. Robert Stromberg, Q.C., of Saskatoon, Saskatchewan, is associated with the Saskatchewan law firm Robertson Stromberg. He is a director of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd. and Chairman of the Saskatoon Airport Authority. He joined the PCS Board in 1991. (1,4)

Jack G. Vicq, Professor Emeritus of Accounting, University of Saskatchewan, was formerly Associate Dean of Commerce and responsible for the Centre for International Business Studies. He held the A.W. Johnson Distinguished Chair in Public Policy in the Saskatchewan Department of Finance until May 30, 2002, and is currently Chairman of the Provincial Court Commission. He joined the PCS Board in 1989. (1,5)

Thomas J. Wright, of Raleigh, North Carolina, retired as President of PCS Phosphate in 1999. Formerly President and CEO of Texasgulf Inc., the predecessor to PCS Phosphate, he has been active in many fertilizer industry associations. He joined the PCS Board in 1999. (2,4)

1 Executive committee   2 Corporate governance and nominating committee   3 Compensation committee
4 Safety, health and environment committee   5 Audit committee

Shareholder information

Annual Meeting
The Annual Shareholders meeting will be held at 10:30 a.m. Central Standard Time May 8, 2003 in the Adam Ballroom, Delta Bessborough Hotel,
601 Spadina Crescent East, Saskatoon,
Saskatchewan.

It will be carried live on the company’s web site, www.potashcorp.com.

Holders of common shares as of March 20,
2003 are entitled to vote at the meeting and
are encouraged to participate.

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

Registered shareholders can have dividends reinvested in newly issued common shares of PotashCorp at prevailing market rates.

Shareholders with address changes or those with
inquiries concerning their Potash Corporation of
Saskatchewan Inc. stock are invited to contact:
CIBC Mellon Trust (address above), or
John Hampton, Corporate Secretary
PotashCorp
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan S7K 7G3.

Investor Inquiries
Betty-Ann Heggie, Senior Vice President,
Corporate Relations
Canada: (800) 667-0403
US:         (800) 667-3930
e-mail: corporate.relations@potashcorp.com
Visit us at www.potashcorp.com

POT Share Ownership
Geographic Distribution

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

Ownership
On February 27, 2003, there were 2,125 holders of record of the company’s common shares.

POT Stock Price — NYSE Composite

Common Share Prices
and Volumes

The adjacent table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 index and the TSX 100.

1 Trading prices are in CDN$

	Toronto Stock Exchange[1]			New York Stock Exchange

	High	Low	Volume	High	Low	Volume

2002
First Quarter	105.65	90.34	4,938,188	66.30	56.50	6,907,200
Second Quarter	109.02	93.00	5,751,984	68.38	60.75	9,058,600
Third Quarter	102.00	79.38	8,034,108	66.50	49.65	15,082,300
Fourth Quarter	108.50	93.55	7,880,053	69.20	60.30	14,913,600

Year 2002	109.02	79.38	26,604,333	69.20	49.65	45,961,700

2001
First Quarter	115.55	84.60	9,733,001	76.81	54.50	12,196,600
Second Quarter	98.55	81.00	8,030,290	62.73	53.10	7,783,400
Third Quarter	101.67	81.25	6,807,762	65.30	52.23	9,002,800
Fourth Quarter	103.98	85.05	4,396,052	64.89	54.40	6,233,200

Year 2001	115.55	81.00	28,967,105	76.81	52.23	35,216,000

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
Standard measure of the weights of all types of potash, phosphate and nitrogen products

General Terms
Canpotex
An export company owned by all Saskatchewan producers (PotashCorp, IMC Global and Agrium Inc.). Sales through Canpotex are generally allocated pro rata to each producer on the basis of productive capacity. PotashCorp provides approximately 54% of Canpotex product.

PhosChem
An association formed under the Webb-Pomerence Act for US exports of phosphate fertilizer products. Members are PotashCorp, IMC Global and Mississippi Chemical. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while IMC Global is responsible for sales of solid fertilizers for members.

North America and Offshore Markets
The North American market includes the United States and Canada while the Offshore market is the rest of the world.

FSU
Former Soviet Union

Greenfield
New operation built on undeveloped site

Karen G. Chasez
Vice President, Procurement
Robert A. Jaspar
Vice President, Internal Audit
Donald R. Roberts
Vice President, Safety, Health and Environment
Denis A. Sirois
Vice President and Corporate Controller

Corporate Offices
PotashCorp
Suite 500, 122 – 1st Avenue South
Saskatoon, SK S7K 7G3
Phone: (306) 933-8500

PotashCorp
Suite 400, 1101 Skokie Boulevard
Northbrook, IL 60062
Phone: (847) 849-4200

Scientific Terms

Potash	KCl	potassium chloride
	K20	potassium oxide
	KNO3	potassium nitrate
	NaNO3	sodium nitrate
Phosphate	P2O5	phosphoric acid
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
Nitrogen	NH3	anhydrous ammonia, 82% N (gas, liquid)
	HNO3	nitric acid (liquid)
	NH4NO3	ammonium nitrate, 34% N (solid, liquid)
	CO(NH2)2	urea, 46% N (solid)
	UAN solution	nitrogen solution, 28-32% N (liquid)

MGM COMMUNICATIONS, SASKATOON, CANADA

Nitrogen Production Factors

To produce 1 short ton of:	Requires:

Ammonia	33.5 million Btu of natural gas (CO2)
Urea solution	0.58 tons of ammonia
0.78 tons of carbon dioxide (CO2)
Urea prills (46% N)	1.01 tons of urea solution (CO2)
Nitric acid (22% N)	0.29 tons of ammonia (CO2)
Ammonium nitrate solution	0.80 tons of nitric acid (CO2)
0.22 tons of ammonia (CO2)
UAN solution (32% N)	0.45 tons of ammonium nitrate solution (CO2)
0.35 tons of urea solution (CO2)

It is the policy of PotashCorp to manage its operations responsibly in order to safeguard those natural resources related to or affected by its activities. In keeping with this policy, the Annual Report uses paper containing at least 10% post-consumer recycled fiber and is recyclable.

PotashCorp
delivers many products
to the world

For even
more information on our
company and our products
visit our web site

www.potashcorp.com

Printed in Canada