Form 10-K, Exhibit 13
period 2003-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2004-03-15
CIK 855931

Exhibit 13

Fertilizer Feeds The Soil. The land is important to all of us – for food, for recreation and for the many ways it nourishes wildlife and our ecosystem. With proper care, it will continue to provide the things people need and enjoy. But every crop produced draws nitrogen, phosphate and potash from the soil. Fertilizer replaces what’s been borrowed and protects the soil for future generations.

Why Fertilizer?

1 The number of people is growing and everyone wants to eat. Right now, there are more than 6 billion people on the planet. Within 50 years, there will be almost 9 billion. For everyone to eat, more food must be produced. The challenge is made greater by a steady decline in productive land available for agriculture.

Fortunately, farmers are becoming more efficient. The proper use of fertilizer and modern agricultural techniques have enabled farmers to double world production of grain over the past 40 years, even though less land is used.

2 Growing economies demand more powerful diets. People in developing nations currently consume about one-third as much meat as those in developed countries. As their economies gain strength, they want to add more protein-rich food such as milk, eggs and meat to their diets.

To do that, more animals must be produced, which requires more grain. It takes approximately seven kilograms of grain to produce one kilogram of beef. To meet the expectation of improved diets, more grain must be produced on available land.

3 We have green space and animals have homes. As our population grows, farmland is lost to cities and roads – and the amount of agricultural land per capita is lessened.

Without fertilizer, the world’s remaining green space would have to be plowed up just to meet food demand. Forests and wetlands that support trees, plants and wildlife would be lost.

Fertilizer provides a more sustainable solution by restoring the vitality of existing farmland while maintaining animal habitats and green space for our enjoyment.

4 More food. Better food. Fertilizer brings more than quantity to food production; it adds quality. The nutrients that plants draw from the soil become part of our food supply and are essential for human health.

By using fertilizer, farmers grow plants that are stronger and taste better. The wheat contains more protein, carrots have more carotene and leafy plants retain more Vitamin C. On top of that, plants like corn and watermelon are juicier and taste sweeter.

The soil is nature’s nutrient cupboard. If we keep it stocked by replenishing nutrients, we can continue to enjoy abundant, affordable and healthy food. Fertilizer is the key.

CONTENTS

Corporate Overview	2
Financial Highlights	3
Letter to Shareholders	3
Goals and Targets	9
MD&A	12
11 Year Report	47
Financial Performance Indicators	48
Management’s Responsibility	51
Auditors’ Report	51
Consolidated Financial Statements	52
Board of Directors	78
Shareholder Information	79
Corporate Information	80

Extreme poverty and hunger fuel division and desperation. Without development and hope, there will be no peace.

– Kofi Annan, United Nations Secretary-General

PotashCorp 2003 Annual Report   1

PotashCorp’s aim is to be the global low-cost supplier of potash into all key world markets and to complement this by leveraging the strength of our low-cost gas in nitrogen and specialty products in phosphate.

Why PotashCorp?

1 The world needs more of what we have. Demand for nitrogen, phosphate and potash continues to grow. World grain production has fallen behind consumption, reducing grain stocks. Farmers need to increase fertilizer use so that food production can keep pace.

At the same time, PotashCorp has built a stronger position with animal feed and industrial customers. This growth is adding balance to our business and providing the potential for more attractive and stable margins.

2 We play to our strengths. It isn’t enough to have great resources. You need to know what to do with them. At PotashCorp, we recognize the value of our leading global position in potash and supplement that with strategies tailored to our areas of strength in phosphate and nitrogen, limiting the volatility of the commodity markets.

In all three nutrients, we focus on quality, a key factor in our customers’ buying decisions.

3 Size creates cost advantages and market prominence. While we don’t think like a commodity company, our products are sold in a commodity market. As a large producer of all three nutrients, our size creates efficiencies that make us a low-cost producer in each nutrient. In addition, our market-driven philosophy ensures we remain a prominent global supplier. Agile and adaptive to the needs of our customers, we work every day to retain our preferred supplier status.

4 Financial strength gives us flexibility and growth leverage. Even as the fertilizer industry faced one of the longest down cycles in its history, PotashCorp remained financially strong. Over the past five years, we generated cash flow from operations of $1.6 billion and are now emerging into better market conditions.

The pressures of recent years have pushed the industry toward consolidation. PotashCorp has the financial strength to explore acquisition opportunities as they arise and the cash flow to pay down debt quickly.

5 We foster a culture that sustains success. We’ve made a commitment to sustainable development at every level of our organization, believing it is essential to our success today and in the future. With clearly defined goals, values and expectations that reach from our directors to management to front-line employees, we have established an environment that draws leadership from all levels of the company.

2   PotashCorp 2003 Annual Report

Who Are We?

As the world’s largest producer, by capacity, of the three primary plant nutrients potash, phosphate and nitrogen, PotashCorp is a leader in the global fertilizer industry. We meet the needs of customers around the world for fertilizer, animal feed supplements and industrial products. As a producer, we are large, low-cost, global and market-driven. As a company, we are profit-seeking and shareholder-focused, and have built strong relationships with our customers, employees and communities. Our commitment to continuous improvement, self-assessment and doing the right thing for all our stakeholders is an essential driver of our success today and tomorrow.

	Potash (K)	Phosphate (P)	Nitrogen (N)
Net Sales 2003	25% of total	32% of total	43% of total

Gross Margin 2003	53% of total	(4%) of total	51% of total

Customer Type	92% fertilizer	62% fertilizer	46% fertilizer
(Based on 2003 sales volumes)	8% feed/industrial	38% feed/industrial	54% feed/industrial

From Nature for Natural Growth

Each of the three nutrients is drawn from nature and all are essential for healthy plant production and more nutritious food. PotashCorp converts these natural ingredients to a form that is digestible by plants.
Potassium (K) is found in evaporated sea beds.	Phosphorus (P) is provided by fossilized remains of sea creatures.	Nitrogen (N) forms 78 percent of the air we breathe.

PotashCorp 2003 Annual Report   3

2003 Business Highlights

•	Sold record potash volumes
•	Acquired 26 percent interest in Arab Potash Company
•	Nitrogen prices increased
•	Realized $90 million in natural gas hedges

Financial Highlights
All financial data in this report are stated in US dollars
$ millions except per-share amounts

	2003	2002	2001
Net sales	$2,465.8	$1,928.7	$2,080.8
Net (loss) income	$(126.3)	$53.6	$121.2
Adjusted net income *	$76.9	$53.6	$121.2
Net (loss) income per diluted share	$(2.42)	$1.03	$2.32
Adjusted net income per diluted share *	$1.46	$1.03	$2.32
Gross margin	$380.4	$307.3	$407.3
EBITDA *	$171.8	$386.0	$455.4
Adjusted EBITDA *	$417.7	$386.0	$455.4
Cash flow prior to working capital changes *	$364.5	$289.2	$345.8
Cash provided by operating activities	$381.5	$316.4	$75.7

* See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators on Pages 48-50

To our shareholders:

Why fertilizer? The answers are as diverse as the people who see the value of our products. Farmers, environmentalists and social scientists all appreciate the importance of fertilizer in food production and land conservation.

My answer to the question “Why fertilizer?” was shaped on a year-long trip that followed my college graduation in 1972. I visited countries that were prosperous and others that struggled to provide the basic elements for survival. I saw nations where food was plentiful and places where people faced starvation on a daily basis. I learned that fundamental human needs – water, food, growth, hope – should never be taken for granted.

Kofi Annan, Secretary-General of the United Nations, has consistently championed agricultural development as the foundation for health, economic stability and world peace. The insight of that sentiment is at the heart of why fertilizer is so important – not just for our individual needs, but to world development.

Fertilizer replenishes the strength of the soil, empowering it to supply the nutrient content in the food we eat. It drives agricultural production, which has been the basis for every developed nation around the world. It enables people to feed themselves and trade for things they need. That contributes to economic opportunities, health and happiness.

That’s why I believe fertilizer is so important and why the opportunities for PotashCorp remain bountiful.

William J. Doyle, President and Chief Executive Officer

4   PotashCorp 2003 Annual Report

Why decommoditize?

Even though fertilizer is essential for sustainable food production, it is not immune to the rise and fall of commodity cycles. Our business faces diverse pressures, including new fertilizer capacity that comes on stream, reduced crop prices and changes in government policy around the world. We faced all three in recent years, creating one of the longest down cycles our industry has ever seen.

At PotashCorp we believe the value of our company should stand above swings in the commodity market as much as possible. To “decommoditize” our company, we developed a strategy designed to smooth the highs and lows of commodity cycles and wrap earnings around a rising trend line to ensure we will always be a sustainable enterprise.

For shareholders, our objective is to provide value without volatility. These higher-quality earnings set PotashCorp apart from our peers. One of the keys is greater transparency. By reducing uncertainty – whether discussing current conditions or long-term strategies – we clear the path for better returns.

Why N, P and K?

We have remarkable resources in each of the three nutrients and build upon our unique advantages in each to support our strategy. PotashCorp’s aim is to be the global low-cost supplier of potash into all key world markets and to complement this by leveraging the strength of our low-cost gas in nitrogen and specialty products in phosphate.

As our name suggests, potash is the cornerstone of our company and provides a solid base for our performance. We are the world’s largest potash company. Of the three nutrients, potash faces the fewest environmental pressures and least government ownership, supporting our objective of higher-quality earnings. Still, we have expanded our enterprise and broadened our base with nitrogen and phosphate production aimed at the least volatile areas of those nutrients.

The value of this strategy, built on three nutrients serving three distinct markets, has been proven in the challenging conditions of recent years. Our plans to generate better performance as conditions improve are explained in greater detail in the management’s discussion and analysis section of this report.

What happened in 2003?

In general terms, our potash franchise remained strong as volumes increased; our nitrogen operations contributed more as prices improved dramatically; and phosphate battled through a sluggish market. Prices for inputs like natural gas, necessary for nitrogen production, and sulfur, for phosphate processing, jumped significantly. The Canadian dollar surged in relation to its US counterpart, which generated a relative increase in our potash costs. Following production, our industry (and our customers) faced ocean freight rates that reached unprecedented highs. This hurt our earnings in potash, where we are a global supplier, but worked to our advantage in our nitrogen business, which is regional, by restricting competitive imports.

In potash, we sold more tonnes as Brazil, one of our best and fastest-growing markets, imported record volumes for the second consecutive year. In North America, we were successful in achieving a $10 per tonne price increase in the fall. By year-end, Saskatchewan producers (through Canpotex) and Russian producers (through IPC) signed large-volume contracts at higher prices with purchasing agencies in China, even though that customer handles its own freight. It’s a sign that markets are tightening and the value of potash is increasing.

In nitrogen, ammonia and natural gas prices decoupled for the first time since the mid-1990s, reflecting the very tight supply/demand dynamics for nitrogen products. By the end of 2003, ammonia prices reached the highest level seen in almost 30 years. The high-cost

PotashCorp 2003 Annual Report   5

gas environment in North America continued to shift production offshore, increasing the value of our Trinidad asset.

Phosphate, unfortunately, remained in its earnings trough as world consumption has not absorbed new capacity that came on stream in the past few years. In North America, demand was sluggish. Offshore, China and India have historically been important markets for US producers, but now their governments are pouring subsidies into domestic production, skirting their WTO commitments and decreasing the need for imports. That situation must be corrected before phosphate producers can increase operating rates and profitability.

How did PotashCorp respond?

We believe in leadership and action, rather than sitting back and waiting for market conditions to improve. Our experienced management team has seen the cycles of the fertilizer industry in the past and knows how to respond. In 2003, we saw our industry in transition and used this period to reconfigure some areas of our company to better fit the new reality.

In our most significant move, we took another step forward in the globalization of our potash business with the purchase of 26 percent of Arab Potash Company (APC). We nominated individuals to the top four management positions at APC and can utilize this investment as a form of a hedge against rising freight rates. This, like our previous investments in Israel Chemicals Ltd. (ICL) and SQM in Chile, expands our enterprise and adds to our global prominence in potash.

In addition, we entered into an agreement to sell our potassium nitrate operation at Yumbes to SQM, a producer of higher-margin specialty products. We believe this transaction will improve the performance of both companies over the long term.

In North America, we announced plans for expanded potash production and compaction capacity at Rocanville, made economically feasible by tax changes in Saskatchewan. This will increase our production of granular potash, which is in great demand by key potential growth markets.

In phosphate, the opening of our new industrial plant was a bright spot, shining a light on the product diversity we can achieve with our high-quality ore. Our DFP plant had start-up issues but should reach full operation by the end of the first quarter in 2004. Our greatest advantage, however, is our long-term ore position, as we have completed the move into our best rock deposit near Aurora and recently gained a life-of-mine permit at White Springs.

Our realignment also included a shift in our North American nitrogen operations, as we turned our attention to capturing greater value from our warehouse and distribution network, increasing the sale of purchased tonnes in 2003. As we move forward, we will supply the US, our primary market, with a combination of Trinidad and domestic production as well as tonnes purchased for resale, with an eye toward using the source of supply with the highest margins.

In addition, we sold our natural gas hedges in North America at the height of the market in February, generating a significant cash benefit that contributed to our profitability in nitrogen.

Of course, any down cycle requires some tough decisions. We announced indefinite shutdowns of nitrogen production at Memphis and of ammonia and nitrogen solutions production at Geismar. Both these facilities are on the Mississippi River and vulnerable to imports. We tightened our belts across the company and every member of our executive management team led the way by taking a 10 percent pay reduction. Board members followed suit by voluntarily reducing their annual retainer by 10 percent. A salary freeze for middle management was introduced and reductions in company contributions

Potash Prescription for Healthier Food
In February 2004, the Institute of Medicine of the National Academy of Science released its latest review of dietary intake requirements. The report stated that most North Americans need to roughly double their consumption of potassium, which lowers blood pressure and reduces risk of kidney stones and bone loss. The Institute recommended that potassium from food sources, including bananas, spinach, cantaloupe and other fruits and vegetables, is a better option than supplements. The potassium in these foods comes from the soil and is replenished by potash fertilizer.

6   PotashCorp 2003 Annual Report

to employee savings plans were implemented. Even though our company has performed reasonably well, our industry is not at its peak and we must take measures to protect the long-term value of PotashCorp.

What were the results?

In 2003, PotashCorp had a net loss of $2.42 per share which includes writedowns and charges relating to Yumbes, Geismar and Memphis. Net income, adjusted to exclude impairment charges and shutdown-related costs, was $76.9* million or $1.46* per share, despite another sub-par year for our industry and the challenges of sharp increases in costs. The true value of that performance is disguised by the rise of the Canadian dollar, which cost our company approximately $0.94 per share, although about two-thirds is a non-cash foreign exchange loss. Otherwise, our performance would have been ahead of our original guidance. In addition, cash flow continued to be a strength of our company as we achieved $381.5 million in cash flow from operating activities, 21 percent higher than last year.

Our share price on the New York Stock Exchange ended the year at $86.48. Our total shareholder return was up 38 percent. This exceeded the performance of the Dow Jones Basic Materials Index, which increased 36 percent in 2003, as well as our sector average, which increased 26 percent excluding our company. In Canada, our share price growth was limited by the strength of the Canadian dollar.

What is expected in 2004?

The good news is that the beginning of a turnaround late in 2003 is a signal that we are approaching the end of this long down cycle. Grain consumption is projected to exceed production for the fifth consecutive year and world grain stocks are expected to fall to their lowest point in 44 years. US farmers are reporting higher net income and, offshore, prices for many crops are improved. These are important factors as farmers know that fertilizer is a good investment that brings higher yields and enhanced profitability.

The changing global trade environment is also in our favor. China has exported as much as 15 million tonnes of corn into a 75-million-tonne market in recent years, substantially reducing its internal stockpiles.

At the same time, China’s annual trade surplus with the US has grown from $30 billion to $120 billion. International trade is relatively new to China and, as it gains confidence in its trading partners, it will increase imports to meet its WTO commitments. Last year, China issued licenses allowing importers to ship only 13,000 tonnes of corn into the country; in 2004 it has issued licenses for 7.7 million tonnes of imported corn. This is good news for farmers and the fertilizer industry.

What does it mean to PotashCorp?

As potash consumption grows, we are in position to be the biggest beneficiary. We have been patient over the years, while operators in Russia and Belarus increased their exports as they adjusted to a free-market system at home. Now, they are operating at or near capacity and their only route to increased profits is higher prices. That will help our entire industry.

With the rest of the potash industry operating at more than 90 percent of capacity, PotashCorp is in a good position to begin to use our excess capacity to capture new demand growth. With increased volumes, which lower our cost per tonne, and better prices, the future for potash is very bright. Our immediate goal is to recover the margin losses created by rising ocean freight rates and the strengthening Canadian dollar. Early in 2004, we announced price increases in both North American and offshore markets. In addition, we will see the benefit from the sale of Yumbes, which eroded gross margin by approximately $23 million in 2003.

*	See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators on Pages 48-50.

PotashCorp 2003 Annual Report   7

In phosphate, we enter the year expecting that things can only improve. Last year, we had at least $22 million in costs that should now be behind us. In approximate figures, our restart of DAP production at White Springs cost $7 million and start-up issues at our DFP plant added $15 million. While some of the start-up issues carried over into the first quarter, DFP performance in 2004 should be much better. Overall rock costs were down 11 percent from 2002, demonstrating the advantage of the transition to our higher-grade ore zone at Aurora, which is closer to our processing facilities. Rock costs should improve even further this year.

However, the earnings trough for the phosphate industry will continue unless industry rationalization picks up speed or China and India begin to live up to WTO commitments.

The tighter supply/demand balance in nitrogen is expected to continue through 2004, supporting higher ammonia prices and providing greater leverage for PotashCorp. High ocean freight rates work in our favor in nitrogen, making imports from the Middle East less competitive in North America. That, combined with the high cost of natural gas in North America, increases the value and importance of our Trinidad asset.

Corporately, we look forward to better tax rates in Canada at provincial and federal levels, which will improve our earnings.

What do we value at PotashCorp?

We have a series of long-term goals and remain faithful to them. Each year, we set targets to help us achieve those goals. While these targets are aggressive, they make us stretch and challenge us to achieve continuous improvement. Our goals and performance against 2003 targets, along with our new targets for 2004, follow this letter.

While all of our targets are important, my greatest satisfaction in 2003 was our improved safety performance. More than anything else, we want our people to be safe and return home to their families each night. They are the heart and soul of our company and their well-being is essential for our success. We have a clearly stated goal in this area: no harm to people, no accidents and no damage to the environment. This will continue to be a top priority at PotashCorp.

We also take special pride in our corporate governance, an area of heightened interest for investors. In 2003, a study by the Rotman School of Business at the University of Toronto honored PotashCorp as having the best corporate governance practices in Canada. That is a credit to Donald Phillips, our previous Board Chair who retired in May, and Dallas Howe, our current Chair who led our corporate governance committee in the past. I would also like to recognize the efforts of long-time board members Douglas Bourne and Thomas Wright, who retired in May, and welcome our new board members John Estey, Alice Laberge and Elena Viyella de Paliza. The leadership from our directors has been – and will continue to be – essential to our progress.

That leadership has created a culture of excellence that contributed to a number of important awards and achievements in 2003. The Council for Sustainable Florida presented PCS Phosphate’s White Springs operation with the Sustainable Florida Award for our environmental efforts. In Saskatchewan, we won several awards at the Mine Rescue Emergency Response Competition. In nitrogen, our Geismar and Trinidad operations reached six million and three million hours, respectively, without a lost-time accident. Corporately, the Toronto Stock Exchange and Canadian Institute of

Significant Safety Milestones and Awards 2003

PERIOD WITHOUT LOST — TIME INJURY			SAFETY AWARDS
SITE	MILESTONE	DATE	SITE		AWARD
Aurora Cassidy Lake	1 million hours 6 years	February 2 August 22	Aurora	•	Norfolk Southern’s Thoroughbred Safety Award for tank car inspection
Geismar New Brunswick	6 million hours 3 years	June 15 December 12		•	North Carolina Department of Labor Safety Award
Patience Lake Trinidad White Springs	3 years 3 million hours 1 million hours	March 17 August 22 April 3	Geismar	•	Louisiana Chemical Association’s award for distinguished achievement in the safety category

8   PotashCorp 2003 Annual Report

Chartered Accountants honored us by recognizing our website as the best forum for electronic disclosure in any industry. These same organizations presented us with the award for excellence in corporate reporting in the mining sector for our 2002 annual report, corporate governance, website and sustainability report.

Our report on sustainable development – a first for our company and the first in the North American fertilizer industry – is a part of the overall approach to best practices that runs throughout our company. Each year, we have an annual meeting of our operations managers to gather the best ideas from within our organization and implement them on a wider scale. In 2003, we extended this approach to the national meeting of PCS Sales with the goal of ensuring our exceptional customer service is present at all stages of the sales transaction.

In March, I spoke on sustainable development and food production at a conference in Rome sponsored by both the Food and Agriculture Organization of the United Nations and the International Fertilizer Industry Association. It brought me back to many of the lessons learned on that first trip after college. The issues of food production remain as important today as they were 30 years ago. Economic development and prosperity are still built on agriculture. Our health, happiness and world peace remain tied to our ability to grow food.

That is at the heart of what we do at PotashCorp and answers the simple question, “Why fertilizer?”

William J. Doyle
President and Chief Executive Officer

February 27, 2004

Growing Markets, Growing Opportunity

Of the three nutrients, potash represents our best opportunity for growth. As a primary supplier to developing nations, we are a low-cost producer with abundant capacity.

Potash is produced in a limited number of areas, but is in global demand. Since transportation makes up about half of the delivered cost, producers usually sell to the closest markets. After supplying home markets, producers export into the “free trade area,” which has the most growth potential and little or no indigenous production. This includes Latin America, Africa, Asia and Oceania. Efficient, low-cost delivery is the key. PotashCorp supplies Asia from Saskatchewan, while our New Brunswick operations serve Latin America. Our investment in APC, which is ideally situated to serve Europe and India, provides a form of a hedge against rising freight rates.

These growing markets are expected to increase consumption of all three nutrients, especially potash, in the years ahead.

• In China, where rice is a staple for 1.3 billion people and is triple cropped, replenishing nutrients is important to continued production.
• India is the third-largest consumer of fertilizer in the world and still lacks adequate amounts of all three nutrients. Over the next decade, it is recommended that India’s consumption of nitrogen should double, phosphate triple and potash almost quadruple.
• Brazil’s potash consumption is also expected to increase more than 50 percent, as it is fast becoming the world’s largest producer of soybeans, a huge consumer of potash fertilizer.

PotashCorp 2003 Annual Report   9

What are PotashCorp’s long-term goals?

Our business goals are linked to the philosophy at the heart of PotashCorp. We are a leader in our industry and it is important that we hold ourselves to the highest standards. We believe in accountability and hope our targets and performance encourage discussion with our stakeholders.

1	To continue to outperform our sector and other basic materials companies in total shareholder return.

While all our targets move us toward our long-term goals, this is a goal which is evaluated and assessed on an annual basis. In 2003, PotashCorp’s total shareholder return was 38 percent on the New York Stock Exchange while the Dow Jones Basic Materials Index was 36 percent and our sector 26 percent.

	2003 Targets:	2003 Results:
•	Decrease our non-cash working capital* as a percentage of revenue by 10 percent.	Non-cash working capital went from $461 million to $349 million in 2003. As a percentage of revenue, it went from 24 percent to 14 percent, a reduction of 42 percent.
•	Increase cash flow return* by 10 percent.	Cash flow return for 2003 was 2.6 percent compared to 6.7 percent for 2002. The main factors for the decrease were the provisions for plant shutdowns at Memphis, Geismar and Kinston and the impairment charges at Yumbes. The total of these provisions was $264.2 million before tax.
•	Implement key corporate performance metrics on a comprehensive and systematic basis.	Development of metrics reporting framework commenced, with implementation planned for 2004.

2004 Targets:	•	Exceed total shareholder return performance of the companies on the Dow Jones Basic Materials Index.
	•	Be at the top of our earnings guidance range.
	•	Work with the management and board of APC to improve its shareholder return.
	•	Maintain non-cash working capital at year-end rates.
	•	Total cash flow return on investment to exceed cost of capital by 200 basis points.

2	To remain the leader and preferred supplier of nitrogen, phosphate and potash products worldwide.

	2003 Targets:	2003 Results:
•	Capture an equitable share of world potash consumption growth.	PotashCorp increased offshore potash volumes by 19 percent, while total world demand grew by an estimated 5 percent.
•	Double our DAP and MAP sales volumes.	DAP/MAP volumes were up 101 percent.
•	Increase feed and industrial sales volumes in nitrogen by 10 percent and in phosphate by 15 percent while achieving higher prices.	Feed and industrial nitrogen sales decreased by 4 percent; however, prices were up 42 percent. Industrial phosphate sales were up 12 percent, while prices were flat. Phosphate feed volumes were down 10 percent and prices were down 6 percent.
•	Move specialty products from index pricing to negotiated pricing, reflecting their differentiation.	Agreements connected to costs, fixed prices or locked margins were signed with the market leaders in five of our primary industrial markets.
•	Receive 20 percent of customer purchase orders through electronic data interchange.	By December 2003, 22 percent of customer purchase orders were received through electronic data interchange.

2004 Targets:	•	To continue to be the preferred supplier, as measured by customer surveys.
	•	Reduce the number of customer complaints by 5 percent.
	•	Increase total potash sales volumes by 5 percent at 5 percent higher realized prices.
	•	Increase purified acid sales by 12 percent.
	•	Increase North American industrial nitrogen sales volumes to 60 percent of total nitrogen sales.
	•	Increase DFP volumes by 18 percent at 16 percent higher realized prices.

achieved
partially achieved
did not achieve

* See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators on Pages 48-50

10   PotashCorp 2003 Annual Report

3	To be the low-cost supplier in our industry.

	2003 Targets:	2003 Results:
•	Reduce phosphate rock costs by 20 percent per tonne over the course of the year.	Average phosphate rock costs were reduced by 11 percent, more than halfway to our target.
•	Replace fuel oil at our New Brunswick operations with natural gas accessed and developed at our site, reducing costs by $2.0 million.	Following the transition, costs were reduced by $1.2 million. On a full year, the projected saving is $2.1 million.
•	Achieve average natural gas input costs in North America 10 percent below the average NYMEX spot price.	The US hedged gas consumed by PotashCorp was 26 percent below the NYMEX price.
•	Reduce domestic transportation costs by 5 percent.	During 2003 our overall domestic freight costs were reduced by 7.2 percent.
•	Achieve 96.5 percent reliability performance in nitrogen operations.	Performance reliability in nitrogen reached 96.5 percent.

2004 Targets:	•	Reduce per-tonne conversion costs in each of our three nutrients by 5 percent.
	•	Reduce phosphate rock costs by 5 percent.
	•	Achieve average natural gas input costs in North America 10 percent below the average NYMEX spot price.
	•	Implement supply-chain management process.
	•	Reduce domestic transportation and distribution expenses by 5 percent.
	•	Realize expected savings from negotiated medical plan design.

4	To move closer to our goal of no harm to people, no accidents, no damage to the environment.

	2003 Targets:	2003 Results:
•	Reduce recordable accident frequency rate by 10 percent.	Reduced rate by 17.5 percent to 2.21 per 200,000 hours worked, the lowest rate in the company’s history.
•	Reduce the number of environmental releases and permit excursions below 2002 levels.	Environmental releases and permit excursions were reduced from 53 to 39.
•	Complete security vulnerability analyses (SVAs) at all our nitrogen plants.	Security vulnerability analyses were completed at all nitrogen plants. In addition, PotashCorp completed SVAs at all phosphate plants storing anhydrous ammonia.

2004 Targets:	•	Reduce recordable and lost-time injury frequency rates by 10 percent.
	•	Reduce the number of environmental releases and permit excursions by 10 percent.
	•	Implement proactive facility security plans addressing current and anticipated security regulations.
	•	Through the use of effective management processes, continue to avoid major adverse incidents.

5	To have motivated and productive employees committed to our long-term goals.

	2003 Targets:	2003 Results:
•	Implement a human resources administration system enabled by information technology.	System testing and integration are under way. Implementation is scheduled for completion by the end of 2004.
•	Implement new systems and management processes to track benefits and identify potential areas for savings, thus aligning our people practices with our business goals.	Completion of new systems and management processes led to a change in three programs which will result in year-over-year savings of approximately $5 million.
•	Review and update performance management processes across the company to achieve consistency.	Introduction of new forms to review performance and new reports for senior staff, which include an employee-readiness analysis for succession planning.
•	Provide a competitive compensation program with a stronger incentive-based approach.	A new long-term incentive program with more rigorous performance measures was introduced. A Special Awards pilot program was also launched.

PotashCorp 2003 Annual Report   11

2004 Targets:	•	Implement key corporate performance metrics.
	•	Implement employee incentives that tie compensation more directly to the achievement of key corporate financial performance measures.
	•	Complete implementation of succession management and employee development processes to improve focus on key talent and critical shortages.
	•	Complete implementation of a human resources administration system enabled by information technology.
	•	Reduce turnover by employee segments.

6	To improve the socio-economic well-being of our communities.

	2003 Targets:	2003 Results:
•	Develop corporate volunteer projects in Saskatoon and Northbrook that reflect employees’ interests.	Northbrook employees participated in the Lambs Farm Winter Clean-up; Saskatoon employees worked with the Child Hunger Education Program.
•	Produce our first sustainable development report, providing information on PotashCorp’s economic, social and environmental performance.	Our sustainable development report, released in August, was recognized as the 7th best in Canada in Stratos Inc.’s 2003 Benchmark Survey of Corporate Sustainability Reporting.
•	Conduct communication drills in conjunction with emergency management exercises at all facilities, ensuring our ability to deliver information to our communities in a crisis situation.	All the company’s plants conducted emergency management exercises and crisis communication drills in 2003.

2004 Targets:	•	Be engaged with community support projects at each of our plants and offices.
	•	Develop crisis management and communication plans for Saskatoon and Northbrook offices.

7	To be a leader in corporate governance.

	2003 Target:	2003 Results:
•	Adopt a comprehensive statement of governance principles designed to capture current best practices.	The Board adopted a comprehensive statement of governance principles, which will be reviewed annually by the corporate governance committee. Our company was recognized by the Rotman School of Management at the University of Toronto as having the best corporate governance practices among companies traded on the Toronto Stock Exchange. Further to that, the company initiated stock-option expensing in the fourth quarter.

2004 Target:	•	Conduct a review of governance policies and principles to identify and implement most recent best practices.

12   PotashCorp 2003 Annual Report

Management’s Discussion & Analysis

of Financial Condition and Results of Operations (in US Dollars)

The following discussion and analysis is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

PotashCorp and Our Business Environment	12	Financial Overview	26	Related Party Transactions	37
PotashCorp Vision	16	Potash Results	27	Critical Accounting Estimates	37
PotashCorp Strategy	17	Phosphate Results	28	Recent Accounting Pronouncements	40
Key Performance Drivers	20	Nitrogen Results	30	Risk Management	40
Action Plan and Capability to Deliver	21	Expenses and Other Income	32	Outlook	42
What Happened in 2003	22	Liquidity and Capital Resources	33	Key Earnings Sensitivities	44
2003 Earnings Guidance Review	25	Market Risks	36	Forward-Looking Statements	44
				Appendix	45

PotashCorp and Our Business Environment

PotashCorp has built a global business on the natural nutrients potash, phosphate and nitrogen, which are used primarily in fertilizer. We sell to North American retailers, cooperatives and distributors that provide storage and application services to farmers, the end users. Our offshore customers are governments and private importers that tend to buy under contract, while spot sales are more prevalent in North America. Fertilizers are sold primarily for spring and fall application in both northern and southern hemispheres.

Since transportation is an important part of the final selling price, producers usually sell to the closest customers. In North America, we sell mainly on a delivered basis and use rail, barge, truck and pipeline. Offshore customers purchase product either at the port or with freight included. In the case of potash, approximately 60 percent of our customers buy it freight included and the remainder are responsible for ocean freight.

Potash, phosphate and nitrogen are also used as inputs for producers of animal feed and industrial products. Currently, both are produced primarily in North America and Europe but other regions are increasing both production and consumption. Feed and industrial sales are more evenly distributed throughout the year than fertilizer sales and are primarily by contract.

In all product categories (fertilizer, animal feed and industrial products), price is the most important variable in the buying decision. North American customer surveys indicate that product quality is the next most important factor when a supplier is being chosen. Customers’ specific needs also affect their buying decisions. For example, in Japan, where our potash products are commonly used in industrial applications, quality is a significant factor. In China, there is a strong preference for red potash products, like those we produce at our Allan, Saskatchewan operation. In Brazil, granular potash to blend with the other nutrients is key.

DEMAND DRIVERS

Fertilizer		Feed		Industrial
•	Acres planted	•	Demand for meat	•	Economic growth
•	Application rates per acre	•	Herd and flock size	•	Rising world population
•	Rising world population	•	Economic growth	•	Desire for products that contribute to
•	Desire for protein-rich diets	•	Rising world population		modern living
•	World grain stocks and crop commodity prices	•	Government policy
•	Weather	•	Regulations affecting substitutable products
•	Government policy, GDP

PotashCorp 2003 Annual Report   13

Industry facts

	Potash	Phosphate	Nitrogen
Base Product	Potassium chloride	Phosphate rock – phosphoric acid	Ammonia

Geographic Availability of Raw Materials[1]	Very limited	Limited	Readily available in numerous locations (natural gas)

Cost of New Capacity[2]	Approximately $500 million for 1 million tonnes KCl	Approximately $1 billion for 1 million tonnes P2O5	Approximately $500 million for 1 million tonnes ammonia

Greenfield[3]	5 years	3 years	2 years
Development Time[4]

Producing Countries[5]	12 (based on KCl)	Approximately 45 (based on	Approximately 70 (based on
	# 1 – Canada	phosphoric acid)	ammonia)
	# 2 – Russia	# 1 – US	# 1 – China
	# 3 – Belarus	# 2 – China	# 2 – India
	# 4 – Germany	# 3 – Morocco	# 3 – Russia
		# 4 – Russia	# 4 – US

State- or Subsidy- Controlled Production[6]	14%	38%	50%

Expected Long-Term World Fertilizer Consumption[7] Growth Rate[8]	2%	2%	2%

Major Importers[9]	KCl	DAP	Ammonia
	# 1 – US	# 1 – China	# 1 – US
	# 2 – Brazil	# 2 – Pakistan	# 2 – India
	# 3 – China	# 3 – India	# 3 – South Korea
	# 4 – India	# 4 – Vietnam	# 4 – Turkey

Percentage Traded Across Borders[10]	82%	46% (DAP)	13% (Ammonia)
PotashCorp facts
Capacity[11]	12.1 million tonnes potash 23% of world capacity	2.5 million tonnes phosphoric acid 6% of world capacity	3.9 million tonnes ammonia 2% of world capacity

World Position by Capacity[11]	#1	#4	#3

Raw Materials Availability[12]	More than 100 years in Saskatchewan at current operating rates Additional deposits in New Brunswick	Approximately 75 years in North Carolina at current operating rates	Trinidad natural gas producers have approximately 40 years of reserves[13]; our contracts with them are approximately 9 percent of the total

Production Cost Position vs World Producers[14]	Low-cost	Low-cost P2O5 Low-cost purified acid Medium-cost DAP	Trinidad operations low-cost US operations high-cost (consistent with all natural gas-based US producers)

Production Facilities	Seven operations in Canada (plus interest at Esterhazy) Potassium nitrate operation in Chile (currently being divested)	Two mines in the US Three processing operations in the US Seven feed plants (6 – US, 1 – Brazil)	Four plants in the US Large complex in Trinidad

Key Cost Sensitivities	Operating rate, natural gas, $CDN/$US exchange rate	Cost of phosphate rock, sulfur, ammonia; operating rate	Natural gas, conversion efficiency, operating rate

Competitive Strengths	Low-cost producer 69% of world excess capacity[15] Greater exposure to growing offshore markets	Long-term rock position High-quality rock Production diversity Widest product range	Flexible product mix and sources Close ties to industrial customers Long-term access to lower-cost gas in Trinidad US distribution system

1-15 — See Appendix, Page 45

14   PotashCorp 2003 Annual Report

PotashCorp North American Markets16

	Potash	Phosphate	Nitrogen
Major Consuming Crops	Corn, wheat, soybeans, cotton	Wheat, corn, soybeans, cotton	Wheat, corn, cotton

Market Share[17]	30% (KCl)	22% (P2O5)	16% (N)

Main Customers[18]	Cooperatives, national accounts, independent dealers	Cooperatives, feed producers, Astaris, Rhodia (industrial)	US DAP producers, cooperatives, BASF, DSM (industrial)

Main Competitors[19]	IMC, Agrium, MissChem, imports from Russia and Belarus	IMC, Cargill, Simplot, CF	CF, MissChem, Koch, Terra, imports from other Trinidad producers, Russia and the Middle East

Sales Approach	PotashCorp sales team	PotashCorp sales team	PotashCorp sales team
PotashCorp Offshore Markets[20]
Major Consuming Crops	Rice, corn, wheat, soybeans, oil palm, sugarcane, coffee	Wheat, rice, corn, soybeans, cotton	Wheat, rice, corn

Market Share[21]	11% (KCl)	1% (P2O5)	0.2% (N)

Main Customers	Brazil, China, Japan, Malaysia, Indonesia	China, Brazil, Mexico	Limited sales

Main Competitors[22]	Belaruskali (Belarus), Uralkali (Russia), Silvinit (Russia), Kali & Salz (Germany), Dead Sea Works (Israel)	OCP (Morocco), GCT (Tunisia), Phosagro (Russia), JPMC (Jordan), various producers in China and India	Limited sales

Sales Approach	Canpotex[23] and PotashCorp sales team	PhosChem[24] and PotashCorp sales team	PotashCorp sales team
16-24 — See Appendix, Page 45

PotashCorp in the world potash scene

Worldwide, potash deposits that can be mined economically are very limited. There are few producers and many consumers. The US, a mature market, is the largest potash importer, and developing nations with limited indigenous production are the greatest growth markets. PotashCorp is a prominent supplier in both these markets.

With 12 million tonnes of capacity, we could supply nearly 30 percent of annual global requirements if we operated at our full rate. We have 69 percent of world excess capacity, so we expect to provide this vital nutrient to the world for many decades to come.

Our major competitors in North America are Agrium and IMC, each of which is more significantly leveraged toward North American sales than we are. Globally, we compete with producers in Belarus, Russia, Germany and Israel to serve customers in markets with little or no indigenous potash production, such as Asia and Latin America.

Market trends include continued industry consolidation, aggressive competition and shrinking government control — from 66 percent of the industry in 1980 to 14 percent in 2003.

Strengths:

•	Low-cost, flexible production with a low percentage of fixed costs
•	Excess capacity to respond to growth in world consumption
•	Greater exposure in growing offshore markets
•	Stable pricing, historically
•	Few world producers, reduced government control
•	High cost of entry to the business
•	Moderate prices discourage investment in new greenfield capacity

Weaknesses:

•	Highly competitive North American market
•	High freight costs to ship Saskatchewan potash to port
•	Currently high ocean freight costs
•	Recent rise of the Canadian dollar, increasing production costs
•	High provincial and federal taxes
•	Water inflow at New Brunswick continues to negatively impact margins

Opportunities:

•	As the major supplier to the offshore market, we are well positioned to fill potential growth in consumption with our excess capacity
•	We believe our competitors are operating at or near capacity, which could allow us to benefit from a significant portion of future growth

Threats:

•	Competitors’ debottlenecking of existing plants may fill rising offshore demand and offset potential market growth for us

PotashCorp 2003 Annual Report   15

PotashCorp in the world phosphate scene

World capacity of the major phosphate fertilizer product, diammonium phosphate (DAP), has surged in recent years. US DAP production is primarily intended for export, and historically much of it went to India and China, which are now developing their domestic production behind trade barriers created to protect it. The current excess supply of DAP relative to consumption is depressing prices.

Governments influence a significant proportion of world capacity, through subsidy control, ownership or by overproducing and accepting negligible to negative returns to support employment.

In these circumstances, PotashCorp’s product diversification has allowed us to cut DAP production and shift our high-quality phosphoric acid to liquid fertilizers, animal feeds and industrial production, all important niche markets. We believe we are a low-cost producer of these products, and we have the most capacity in North America for phosphate feeds. Use of liquid fertilizers is growing as more farmers adopt conservation tillage. The expansion of our purified acid plant at Aurora in 2003 enhanced our position as one of the world’s low-cost producers of this product.

In North America, our major competitors for both fertilizer and feed products are IMC and Cargill, while imports from Morocco and Israel compete for industrial sales. In offshore markets, competition for fertilizer sales comes from indigenous producers in India and China and from other global producers. In China, indigenous producers compete for feed sales.

Strengths:

•	High-quality, long-term deposits close to low-cost processing facilities
•	The industry’s most diversified product line
•	Existing permits at Aurora for 8 years and covering estimated life of mine at White Springs (18 years)

Weaknesses:

•	US producer dependency on declining world DAP trade has led to lower sales volumes and higher costs per tonne (high fixed costs)
•	Excess world DAP capacity in many hands can easily be brought back on stream
•	Too much government intervention, either in constructing capacity or in restricting imports
•	Offshore sales heavily exposed to China and India, which seek self-sufficiency

Opportunities:

•	Our high-quality ore allows us to develop more high-margin products
•	Our strong competitive cost position in industrial acid makes us less susceptible to offshore competition
•	Potential growth in offshore feed markets

Threats:

•	Depressed fertilizer prices have encouraged others to expand into the feed business, hurting margins
•	Competitors with liquidity issues selling at lower prices to accelerate cash flow
•	Higher barriers to exit because environmental costs force some companies to continue production at uneconomic levels, impacting supply/demand fundamentals

16   PotashCorp 2003 Annual Report

PotashCorp in the world nitrogen scene

Nitrogen, the most widely produced nutrient, is a regional business. Ammonia, the feedstock for all nitrogen products, can be manufactured in any country with adequate natural gas supplies and is a way for developing nations to monetize their gas. Several countries with large gas reserves and low production costs use little of their gas domestically, and produce ammonia cheaply for the export market.

Rising natural gas costs in the developed world have led to plant closures, since gas is at least 70 percent of the cost of producing ammonia there. The resulting tight supply has increased prices, attracting imports from areas of lower-cost gas such as Trinidad, Venezuela and the Middle East. The US is increasingly supplied from offshore and in 2003, imports of urea were up by 23 percent and ammonia by 21 percent over 2002.

Nitrogen is an input in industrial production of a wide range of products that enhance modern living, and manufacturers want consistent quality and just-in-time delivery to keep their plants running efficiently. Most are attached to their suppliers by pipeline. Improvements in GDP in developing nations have historically supported growth in demand for these lifestyle products.

PotashCorp nitrogen production serves both fertilizer and industrial customers, with our US plants primarily supplying industrial customers and Trinidad our fertilizer customers. We are not immune when expensive natural gas makes US ammonia plants non-competitive with offshore production, but our low-cost Trinidad plants help offset this. The high cost of gas in North America and competition from cheap imports have resulted in poor financial circumstances for many competitors and the industry continues to consolidate.

Within North America, sales are regionalized due to transportation costs. This limits competition from Agrium which serves a different niche market. CF Industries, a cooperative, Koch, a private company, and Terra and MissChem, both publicly traded companies, are our main competitors. Imports from inexpensive offshore production are expected to continue, but rising freight costs limit them somewhat.

Strengths:

•	More than half of our production is in Trinidad where we benefit from favorable gas contracts and proximity to the US market
•	Our gas hedging program in the US helps stabilize costs there
•	Some of our US plants are linked by pipeline to industrial customers willing to pay a premium for secure, high-quality supply

Weaknesses:

•	Uncompetitive natural gas costs in North America
•	Contractual commitments to industrial customers may require us to operate unprofitable plants in a high-cost gas environment
•	Small volume changes can significantly impact prices

Opportunities:

•	High volume demand in the US
•	Plants in Trinidad allow for expanded low-cost production
•	Our US distribution system allows us to import and sell purchased tonnes
•	Current higher freight rates make imports to US from the Middle East less competitive
•	Consolidation of US industry

Threats:

•	Competitors need only a short time frame to bring on new capacity when supply/demand ratio is tight
•	Poor financial condition of competitors may cause liquidity issues, resulting in acceptance of lower prices to accelerate cash flow

PotashCorp Vision

We see PotashCorp as a long-term business enterprise providing superior value to all our stakeholders. To achieve this, we believe we need to be the sustainable gross margin leader in the products we sell and the markets we serve.

Through our strategy, we attempt to minimize the natural volatility of our business; risk rises with volatility and we believe the capital markets will assign a better earnings multiple to a growth company with lower risk. We also strive for increased earnings, and to outperform our peer group and other basic materials companies in total shareholder return, a key measure in any company’s value.

We constantly link our financial performance with areas of extended responsibility: the environment, our social and economic stakeholders and all who depend on us. For each of these stakeholder groups, we focus on increased transparency to improve our relationships, believing this gives us a competitive advantage.

PotashCorp 2003 Annual Report   17

PotashCorp Strategy

PotashCorp’s strategy is based on our commitment to seek earnings growth and quality. We build value with reduced volatility. The company intends to be the industry’s low-cost global potash supplier on a delivered basis and to complement that by leveraging the strengths of our low-cost gas in Trinidad and our specialty phosphate products.

Day-to-day, we aim to maximize gross margin by focusing on the right blend of price, volumes and asset utilization, growing our business by enhancing our position as the supplier of choice. At the same time, we strive to build on our strengths by acquiring and maintaining low-cost, high-quality capacity that complements our existing assets and adds strategic value. We make decisions based on our determination to have our returns on cash flow materially exceed our cost of capital.

Potash Strategy: Building on global leadership

Our strategy in potash is designed to capture the benefits of our high-quality ore, low-cost production and excess capacity. We match supply to demand to minimize inventory overhang and we believe price and margin to be more important than volumes; our goal is to increase earnings over time. We also focus on maintaining our low-cost position in both production and on a delivered basis. We expect to use our excess capacity to respond to and benefit from demand growth. Increased production should lower our unit costs and improve margins.

Threats to this strategy come from competitors expanding their operations to increase capacity. Such expansions, while dampening our growth in the short term, should eventually be absorbed as new production has historically been consumed by rising demand. The threat of major new capacity in potash in the form of a new mine is somewhat constrained, as we believe there are few geographic opportunities and it takes considerable capital and long lead times to bring a greenfield operation into production. We believe current potash margins do not support such investments.

Our strategy is best measured over the long term, as potash has the longest cycle of the three nutrients. Since we adopted this approach in 1987, it has been severely tested through two down cycles. In both instances, we responded to the unbalanced supply/demand equation created by large volumes from world competitors by reducing our production, and our potash profitability remained relatively stable. As consumption grew and supply/demand tightened, we increased production and generated better margins. In the future, we expect to use our excess capacity to meet the growth in developing nations.

Transportation costs are increasingly important and our sales strategy is built with customer proximity in mind. We are advantaged supplying Asia and the US from our Saskatchewan operations and with our New Brunswick facility serving South and Central America. This allows for

18   PotashCorp 2003 Annual Report

quicker and more cost-efficient delivery — an important factor as ocean freight rates reached unprecedented levels in 2003. Our recent investment in Jordan-based Arab Potash Company (APC), where we nominated individuals to the top four management positions, shows this strategy at work.

Domestically, our strategy relies on a distribution network in the US and Canada that allows timely delivery to high-demand spring and fall markets. We maximize these systems, attempting to get the lowest freight rates possible. Offshore sales of our Saskatchewan potash are handled through our membership in Canpotex, which minimizes transportation and marketing costs. This is important in pursuit of our goal of being the lowest-cost supplier on a delivered basis to any customer around the globe.

Shifts in foreign currencies affect our strategy. As currencies, including the Canadian dollar, strengthen against the US dollar, translated production costs rise in many countries. Together with higher freight rates, this squeezes margins, creating a need for higher prices. Investments in companies such as APC are aimed at providing a natural hedge against rising freight costs and currency fluctuations, since the Jordanian dinar is indexed to the US dollar. PotashCorp will continue to review investment opportunities that offer freight advantages, provide economic hedges and expand our enterprise. We will also explore opportunities in upgraded potash (which offers higher returns and less volatility), consistent with our investment in SQM, the world’s largest producer of specialty upgraded potash products.

Phosphate Strategy: Strength through diversification

In phosphate, we work to maximize the benefits of our long-term rock position, multi-year mining permits and high-quality ore that enables low-cost production and product diversity. The quality of our ore allows us to produce the upgraded feed and industrial products whose margins are more stable, to reduce the volatility of phosphate fertilizer.

1, 2 — See Appendix, Page 45

We support this strategy with specialized sales teams to sell each product line in North America. Our initiatives to develop non-fertilizer products help us move toward the top right quadrant as there are fewer competitive pressures in these businesses. Our high-quality rock gives us an advantage, allowing us to produce these higher-end products at lower costs than our competition. We will look for opportunities to further diversify, especially in the industrial acid area.

With phosphate’s high percentage of fixed costs, maximum profitability is achieved only when running at full capacity in a tight supply/demand situation. During 2003, we ran our DAP plants at 61 percent of capacity, due to a weak supply/demand equation -

PotashCorp 2003 Annual Report   19

which increased operating costs on a per-tonne basis. In recent years, an earnings trough has been created by new world capacity coming on stream and reduced imports by China and India. It appears that their governments are attempting to build domestic industries by subsidizing production and skirting their commitments to the World Trade Organization. This has markedly extended the down cycle for phosphate. PotashCorp is responding with the goal of keeping fixed costs flat in 2004 and continuing to emphasize our industrial and feed businesses.

Nitrogen Strategy: Flexible supply sources

Our nitrogen strategy is designed to moderate the impact of volatile natural gas prices and take advantage of cyclical upswings. With favorable gas contracts in Trinidad, we can shelter margins for some of our products. In North America, we employ natural gas hedges with the goal of minimizing risk from gas prices and protecting US margins.

Nitrogen is a regional business, so North America is our primary market. We supply this market through a combination of tonnes produced in Trinidad, US production and purchased tonnes which we re-sell, always seeking to source the highest-margin method of supply. Our multiple port facilities, warehouse and distribution network, dedicated sales and customer service teams and associated infrastructure make it possible to supply customers from this flexible production base.

Trinidad is home to more than half of our ammonia production and is ideally situated to service the sizeable US market. Our US plants, located in different regions, focus on industrial sales, where quality and security of supply are key. With varied production rates at these operations, we plan to maximize sales to industrial customers, supplemented by fertilizer sales, to run our plants at the highest possible operating rate to help control costs.

High natural gas costs in North America are unlikely to significantly abate. This means that smaller, less efficient operations or those close to the Gulf of Mexico and more vulnerable to imports will be unable to compete over the long term.

In response, we indefinitely shut down production at our Memphis facility and ammonia and nitrogen solutions production at Geismar, eliminating low-margin sales. Lima was restructured, which should reduce its costs by $10 million annually, a portion of which will be realized in 2004. In 2003, we demonstrated that we can effectively use our distribution system and increase purchased tonnes. This could allow us to raise sales volumes in the future without increasing production.

Sales Strategy: The supplier of choice

In a commodity business, where products are similar and price is the most important influence on buying decisions, our goal is to move our customer base to the top right quadrant of highest volumes and highest margins. We want to be the supplier of choice to our customers, always getting the final opportunity to win their business. Our industry, including PotashCorp, has experienced gross margin deterioration over the last three to four years. To help insulate ourselves from the cyclicality of commodity pricing, we continue to pursue markets that require our stringent specifications in both product quality and service. This effort has been rewarded through contracts tied to costs plus a margin, or non-cyclical premium pricing. Our extensive North American distribution network also gives us a logistical advantage to supply the growing needs of our customers. Higher prices are necessary for increased profitability and we work to balance our volume and price expectations. Thus we seek to become the preferred supplier to high-volume, high-margin customers with the lowest credit risk.

20   PotashCorp 2003 Annual Report

Key Performance Drivers

While being a supplier of choice and strengthening and increasing stakeholder engagement are key to our long-term performance, our immediate profitability is driven by lower production costs and higher realized prices, which contribute to increased gross margin. We achieve lower per-unit production costs through higher operating rates, which are generated by tightened supply. As with all commodity businesses, higher prices generally follow. However, this often encourages competitors to bring on new production, which impacts the supply/demand balance until new market demand growth is achieved.

We do not view PotashCorp as a typical commodity company that merely endures low prices and waits for them to rise. We have a decommoditizing strategy designed to moderate the highs and lows and outperform at both ends of the cycle. Its success is influenced by many variables that are beyond our control. While some factors like our levels of production and sales volumes are within our control, all must be balanced with one another to optimize our asset base.

Measuring Key Performance Drivers

Above all, our goal is to provide superior shareholder returns. Low costs and higher prices have an immediate impact on our success in improving gross margins whereas, longer-term, our key performance drivers include recognition as supplier of choice with our customers and engagement with our employees, shareholders and communities. PotashCorp continually reviews and monitors these corporate-wide key performance drivers and related measurements and believes they are critical to determining whether the implementation of our strategies in each nutrient is successful. A summary is provided below.

Potash

Our strategy in potash is based on bringing on excess capacity as the world market grows. We believe this strategy is successful when potash margins are higher than in the trailing quarter and in the same period a year earlier. We also evaluate our success in achieving our proportionate share of growth in world demand and maintaining our target market share in North America. On the cost side of the equation, we monitor shutdown weeks as they impact costs.

Phosphate

We evaluate our diversification efforts by monitoring the sales split and gross margin results between fertilizer and non-fertilizer products. We track our strategy of entering niche markets by monitoring realized prices. Phosphate rock costs are integral to our performance, as it takes approximately 3.5 tonnes of rock to make one tonne of P2O5. While our goal is to reduce rock costs, we follow an orderly mining plan for the long term rather than mining only high-grade rock for short-term gains. We also track input costs, which is especially important given the volatility of raw materials like sulfur and ammonia.

Nitrogen

Our goal is to maximize nitrogen production where our costs are lowest and margins highest. We compare Trinidad to North American production, exclusive of natural gas hedges. In North America, we aim to stabilize production costs through hedges and compare our natural gas costs to what they would have been had we purchased off the spot market. Industrial sales typically bring better prices than fertilizer and we monitor prices to confirm that performance. We prefer to settle industrial prices through negotiation rather than selling from an index to reflect their differentiation, and measure our progress in this regard.

Financial

We believe that total shareholder return is an important value measure and that maximizing long-term shareholder value is a function of providing superior returns on investment over our business cycle(s) that exceed our cost of capital. As such, we regularly compare returns on cash flow to weighted average cost of capital.

Stakeholder Engagement

While shareholders are our priority, long-term value can only be reached by maintaining the support of a broader audience. We conduct ongoing industry discussions with investors, analysts, customers and employees to monitor attitudes. Our objective is to collaborate with stakeholders and we measure the success of our interaction with key audiences through surveys. Every year, we survey the investment community and every two years, we survey customers to measure our service at every stage of the transaction. We regularly review the competitiveness of our compensation and benefit programs to ensure they provide the right balance of meeting employee financial security needs against our company’s low-cost supplier objectives. We continually track safety and environmental performance and provide these, and other measures, in our sustainable development report and on our award-winning website.

DRIVER	MEASURE	2004 OBJECTIVES

Value and Valuation	• Total shareholder return	• Outperform peer group and other basic materials companies
	• Earnings growth	• Meet earnings per share guidance of $2.70–$3.50

Margin	• Margin growth	• Exceed our five-year historic average gross margin as a percentage of revenue

Supplier of Choice	• Customer satisfaction	• Reduce number of customer complaints compared to 2003

Stakeholder Engagement	• Safety performance	• Reduce injury frequency rate by 10 percent compared to 2003
	• Environmental performance	• Reduce environmental incidents by 10 percent compared to 2003
	• Employee engagement	• Reduce turnover by employee segments compared to 2003

PotashCorp 2003 Annual Report   21

Action Plan and Capability to Deliver

Business System

Fundamental to delivering on our strategy is our ability to produce, sell and deliver products competitively. Our success is determined by the value we provide for the prices our customers pay.

Production

In potash, the rising Canadian dollar is increasing our translated production costs and creating a need to absorb costs and improve productivity within our operations. By narrowing our product lines, we will generate efficiencies that should lead to lower production costs while still meeting customers’ needs. Over the longer term, we recognize a growing demand for granular product and will continue to work on an expansion and new compaction capacity at Rocanville, which is expected to begin production entering 2005. In nitrogen, we must contend with higher natural gas prices in North America that have made US production less competitive with imports from countries with lower-cost gas. We are reviewing the potential of expansions in Trinidad to capitalize on our gas position. By using our distribution system for purchased tonnes, we can source product with the best margins. We also can consider sales agreements for developing nitrogen projects in lower-cost gas environments. In phosphate, the high percentage of fixed costs is being spread over fewer tonnes through the down cycle, which raises our production costs. We intend to explore optimization strategies for each facility and product line to increase operating rates and efficiencies. We will also consider further diversification with industrial phosphoric acid.

With many years of high-quality deposits in potash and phosphate and long-term gas contracts for our nitrogen production in Trinidad, we believe we are well positioned with limited restraints on our raw material supplies. We think this combined asset base is unmatched in our industry.

Sales

In North America, continued engagement with our customers, along with strategic alliances with dealers who warehouse our products, will determine our success in maintaining market share. Our participation in the fertilizer sales organizations Canpotex and PhosChem, where we share marketing costs and volumes with other producers, is important to our offshore margins. These organizations also maintain a network of agents in offshore markets aimed at ensuring our products benefit from market growth.

We have extended our enterprise with an investment in SQM in Chile, which produces an upgraded potash product. Our investment in APC in Jordan helps us benefit from its transportation logistics in an environment of high freight costs. Our extended enterprise also includes an investment in ICL, another leading low-cost potash producer. Maintaining a continuous presence in the global potash market will help protect our prominent position with customers.

Delivery

As a producer of bulk commodities that are traded in large volumes around the world, our success requires an efficient transportation system. This is achieved by operating our own transportation department, with a distribution network of approximately 175 terminal and warehouse facilities and a fleet of approximately 6,000 railcars. Again, the key is the relationship between costs versus a return on our investment in the system. Recent increases in ocean freight rates are raising our cost to deliver to offshore customers that purchase potash on contracts with freight costs included. In the short term, we are reducing our contract commitment time and, in the long term, we believe our ability to use our diverse locations to deliver from the most freight-logical source should support margin expansion.

Support System

To sustain our business and take advantage of growth in world markets, we need to maintain the confidence of our employees, customers and shareholders. We also need to maintain a strong balance sheet during the low points in the commodity cycle and position ourselves for potential acquisitions.

Employees

Our entrepreneurial management team is experienced and knowledgeable in our business. Our culture aims to be non-bureaucratic and to encourage leadership at all levels. We have longevity among employees, with annual turnover below 5 percent. Our challenges are to recruit and retain the best people in our industry and to continue to develop an entrepreneurial culture built on responsible risk-taking.

Management compensation is linked to shareholders through a long-term incentive plan tied to total shareholder return and a short-term incentive plan based on variables that we believe correlate to shareholder return.

To protect the future of the company, the Board of Directors reviews succession planning on an annual basis. Formal programs have been adopted to encourage advancement from within. Certain positions have been designed as training positions, giving management candidates an opportunity to develop a wider skill set and knowledge base. Compensation policies have been developed to attract and retain the best people for our business.

Customers

Customers’ perceptions of our ability to create value for them based on the price they pay for our products are fundamental to our ability

When members of our industry raised concerns about the public’s misconceptions regarding fertilizer and its use, PotashCorp listened. We responded by launching Fertile Minds (www.fertile-minds.org), an information program that provides simple, science-based facts about where fertilizer comes from and how it aids mankind.

22   PotashCorp 2003 Annual Report

to maintain and grow their business. We follow up our sales with customer service that is available 24/7, and do regular customer surveys to determine whether we are outperforming our competitors at every stage of the sales transaction. Our dedicated sales teams for each product (fertilizer, feed and industrial) focus on increasing their specific knowledge level to provide maximum value for customers.

Investors

Maintaining good relationships with the investment community can serve to increase our multiple and reduce our cost of capital. We are aided in this by our investment-grade credit rating (Moody’s: Baa2, with a positive outlook; Standard and Poor’s: BBB+; Dominion Bond Rating Service: R1 low).

Our ability to create value for shareholders is evaluated on an ongoing basis. We also explore various ways to return the greatest value to our shareholders, through share buyback programs, payment of dividends or organic investment. Each year in the 15 years since we became publicly traded, we have paid a dividend to our shareholders. Despite the ups and downs of the fertilizer industry, this has always been a priority.

Finance

We strive to keep our debt-to-capital ratio between 35 and 40 percent. If we want to move the business to the quadrant of lowest cost and least competition, we must be prepared to make acquisitions or increase the level of investment in our existing businesses. We believe our strong balance sheet provides a solid base for acquisitions. Our cash flow provides flexibility for new investment in our own business and paying down debt quickly. It also provides continuing access to capital markets. Tax rates are important to our financial resources and recent changes at both the federal and provincial levels in Canada will improve our position. Federal income tax changes will be phased in over the next four years.

Reputation

To protect our reputation, we constantly communicate and pride ourselves on honesty and keeping our commitments. Our core values espouse integrity, concern for the safety of people and the environment, continuous improvement, accessibility and accountability. We strive to listen to our stakeholders and share what we learn. In addition to our spirit of transparency, we have developed many leading-edge policies, including our approach to corporate governance and crisis communications. Our well-received sustainable development report demonstrates our efforts to collaborate with all stakeholders. Our success in this area is important to maintaining approval from our communities and protecting our license to operate.

With all stakeholders, we strive to have “no surprises.” We are bringing an investment-style cost versus return approach to these initiatives to balance our financial, social and environmental objectives.

Governments

We operate in an international industry where a high percentage of products cross borders, with competitors in different jurisdictions around the world. To offset the impact of market-distorting subsidies and government intervention, we work closely with a number of industry committees in an effort to ensure that trade agreements are adhered to and products can move unencumbered. This includes the American Phosphate Trade Committee, which lobbies governments in the US and India regarding subsidies which we believe distort trade.

Technology and Systems

Our business is becoming increasingly global. With operations and employees in many countries, technology is an important part of communications. It is also key to customer convenience where electronic data interchange is becoming an important component to service. We monitor and respond to changes in technology, upgrading our systems on an ongoing basis. We were the first fertilizer company to provide a website to enable customers to track orders and review account history.

In addition to meeting the increasing expectations of our stakeholders for information, we are focused on creating a system that ensures management has the right information at the right time to measure results that are indicative of our performance. Thus, we are currently developing an enterprise-wide reporting system for key performance indicators.

What Happened in 2003?

	Potash		Phosphate		Nitrogen
	2003	2002	2003	2002	2003	2002
Total World Consumption[1] (product tonnes — millions)	42.9	41.2	56.5	55.1	133.4	131.9
PotashCorp Share of World Production[2]	16%	15%	6%	5%	2%	3%
PotashCorp Operating Rate[3]	58%	53%	75%	61%	81%	93%
World Operating Rate[4] excluding PotashCorp[5]	94%	92%	71%	73%	80%	82%
	Phosphate based on phosphoric acid. Nitrogen based on ammonia. 1-5 – See Appendix, Page 45

PotashCorp 2003 Annual Report   23

Factors That Shaped 2003 Business Conditions

1	Stronger Foreign Currencies; Weaker US Dollar

Over the course of 2003, the currencies of several countries gained strength against the US dollar. As fertilizer is sold around the world in US dollars, all companies that produce in a home currency that increased relative to the US dollar experienced margin pressure on exports. At the same time, many importers gained buying power, a factor we believe led to increased trade of grains and fertilizer.

2	Another Drop in World Grain Stocks

For the fifth consecutive year, wheat and coarse grain consumption is projected to exceed production. The rising world population and a growing demand for meat, which requires additional grain, increased consumption while poor weather and other factors reduced production. Europe was hit by a cold winter and drought, while North American farmers faced hot, dry conditions. These factors reduced inventories and pushed the stocks-to-use ratio to historic low levels. China, while pursuing economic growth, sold into world markets, contributing to the decline.

3	Better Prices for Crop Commodities and Increased Fertilizer Use

A drop in grain inventories and a weakened US dollar created a favorable environment for crop commodities. Soybean prices jumped to $7.17 per bushel at the US farmgate by year-end – the highest level in six years. Internationally traded prices for corn, cotton, rice, palm oil and rubber were also up. As these prices rose, more acres were planted. World fertilizer consumption increased by 2 percent; nitrogen consumption by 1.3 percent, phosphate by 2.4 percent and potash by 4.2 percent.

4	More Operating Cash for US Farmers

As reported by USDA, total net cash farm income climbed to over $60 billion. Farmers’ cash receipts increased as the lack of Canadian live beef imports drove up US meat prices and tight grain supplies pushed up grain prices. That provides farmers with the cash necessary to buy inputs for their business if they so choose.

5	Higher Prices for US Natural Gas

As spring inventories of natural gas hit their lowest level in years, prices spiked to more than $9 per MMBtu in February. That led to more drilling activity, but the new production was drawing upon higher-cost reserves. As inventories were rebuilt, the gas price fell back to the $4-$6 range, and was supported there by the increased cost of production.

6	US Economy Improved

The US economy grew 6 percent in the second half of 2003. Housing starts reached their highest point since 1978 and auto sales, spurred by low interest rates and dealer incentive programs, reached 16.6 million units. The year ended on a high note with December factory production rising for the fourth straight month. With US economic growth of 3.1 percent for the full year, demand for industrial products was high. The world economy followed along, growing by 3.5 percent after two consecutive years of 2 percent growth. This increase was led by China, with 9 percent economic growth, and the US.

24   PotashCorp 2003 Annual Report

7	Ocean Freight Rates Skyrocket

The growing economies of Asia increased their demand for many goods including coal and iron ore, creating a heavy load on the world transportation system. With many older vessels being decommissioned, the benchmark Baltic Panamax Ocean Freight Index jumped more than two and a half times the rate of 2002. As panamax vessels are used to transport large-volume dry goods, including fertilizer, this index is a key indicator of global freight costs.

8	US Feed Phosphate Use Down

Manufacturers of compound feeds now produce tighter formulations in response to improved scientific knowledge of animal and poultry nutritional requirements. This new “precision feeding” and improved animal genetics are primary reasons for the 5 percent decline of feed phosphate consumption in the US in 2003. The single case of Bovine Spongiform Encephalopathy (BSE) discovered in Canada in the spring halted the import of live beef animals into the US, reducing the number of animals requiring feed. This contributed to the US beef production decline of about 3 percent. A case of BSE discovered in the US at year-end forced regulators to examine feed formulations, with the potential for further restrictions on the animal parts allowed in feed, which may increase the need for supplements.

9	Ammonia Prices Decouple from Natural Gas

For the first time since the mid-1990s, ammonia prices decoupled from natural gas prices and tight supply/demand fundamentals took hold. In 2003, world ammonia consumption grew by 1.1 percent and this demand was met by increasing worldwide operating rates rather than by new capacity. US ammonia production declined by 16.5 percent as high North American gas prices forced plant curtailments. As a result, US ammonia import demand increased by 20.5 percent. World ammonia exports grew by 6.3 percent, spurring the increase in nitrogen prices.

10	US DAP Exports Decline

For the US industry, there was a 6 percent decline in DAP exports which kept prices down. These prices, combined with rising input costs, squeezed producers’ margins.

China’s domestic DAP production increased by almost 20 percent which decreased imports by 30 percent. It imported about 2.8 million tonnes of DAP, although the tariff rate quota (TRQ) level set for 2003 was 5.95 million.

In India, production problems reduced domestic production by 13 percent, forcing it to increase imports from 2002’s record low level. However, India maintained its subsidy system which protects its high-cost domestic industry from global competition.

11	Asia and Latin America Lead Increased Potash Demand

Canadian producers used formerly idle capacity to capture a larger share of the growing world market. Exports from Vancouver were the fastest-growing in the industry. Canpotex exported a record 6.3 million tonnes KCl, 1 million tonnes more than in 2002. Brazil led that growth with record imports from all suppliers of 5.9 million tonnes KCl.

PotashCorp 2003 Annual Report     25

2003 Earnings Guidance Review: Results versus Expectations

The company’s initial estimate for diluted earnings per share (EPS) for 2003 was approximately $2.00 per share. The final result was a loss of $2.42 per share. The primary causes of this $4.42 variance from the forecast amount were:

C A U S E	Effect on EPS
Potash sales volumes higher	0.14
Potash offshore realized prices lower	(0.17)
Effect of foreign exchange on operating costs net of its effect on provincial mining taxes	(0.17)
Decreased potash unit cost of sales (exclusive of foreign exchange)	0.16
Lower provincial mining taxes (exclusive of foreign exchange)	0.09
Potassium nitrate operations	(0.06)
Subtotal potash	(0.01)
Increased input costs:
Cost of sulfur	(0.11)
Cost of ammonia	(0.07)
Rock costs	(0.07)
Start-up issues at new DFP plant in Aurora	(0.17)
Conversion costs higher	(0.23)
Phosphate sales volumes lower	(0.12)
Subtotal phosphate	(0.77)
Increased nitrogen realized prices (exclusive of purchased product)	1.14
Higher gross margin on purchased product	0.13
Cost of natural gas higher	(0.88)
Nitrogen unit cost of sales higher (exclusive of cost of natural gas and purchased product)	(0.18)
Gain on natural gas hedges	0.41
Subtotal nitrogen	0.62
Foreign exchange variance	(0.55)
Increase in other income	0.12
Increase in interest expense	(0.07)

Subtotal of the above	(0.66)
Provision for PCS Yumbes and plant shutdowns	(3.88)
Future income tax reversal	0.12
Total variance from forecast diluted EPS	(4.42)

Potash

•	Potash sales volumes in the offshore market were up but realized prices were down due to sharply higher freight rates.
•	Unit cost of sales was up due to a stronger Canadian dollar and higher natural gas costs.

•	Provincial mining taxes were down due to lower margins on potash and lower Saskatchewan potash taxes due to a revised tax structure.
•	The potassium nitrate operations in Chile continued to be affected by high costs due to low operating rates and lower than expected prices.

Phosphate

•	Higher costs were primarily attributable to defluorinated feed phosphate (DFP) start-up issues, lower production and higher prices for ammonia and sulfur inputs.
•	Feed and industrial volumes were down due to lower demand for feed and competitive pressures in both markets.

Nitrogen

•	The higher unit cost of sales was due to lower operating rates and higher natural gas costs. This was more than offset by the higher prices that followed industry-wide production cutbacks due to high natural gas prices, which tightened supply.
•	Following the indefinite shutdowns at Geismar and Memphis, manufactured tonnes were replaced with purchased tonnes, which increased gross margin for purchased tonnes.
•	The gain on natural gas hedges was locked in as the company liquidated our 2003 gas futures contracts in February when natural gas prices spiked.

Corporate

•	The Canadian dollar strengthened significantly against the US dollar, compared to initial expectations.
•	Other income increased due to APC equity earnings, nitrogen insurance proceeds and a larger ICL dividend.
•	Interest expense increased, primarily due to the issuance of 10-year notes in March 2003 in place of lower-cost commercial paper.
•	The provision for PCS Yumbes and plant shutdowns pertained to asset writedowns, workforce reductions and contract terminations at the Yumbes, Memphis, Geismar and Kinston facilities.
•	Future income tax reversal of $6.5 million, due to revised estimates of future income tax liabilities.

26   PotashCorp 2003 Annual Report

2003 Financial Overview

All references to per-share amounts pertain to diluted income or loss per share. Diluted net income per share is calculated based on the weighted average shares issued and outstanding during the period, adjusted by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the period. For periods in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the period were excluded for the calculations of diluted net loss per share, as inclusion of these securities would have been anti-dilutive to the net loss per share. Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions) except per-share amounts			% Increase (Decrease)
	2003	2002	2001	2003	2002
Net Sales	$2,465.8	$1,928.7	$2,080.8	28	(7)
Gross Margin	$380.4	$307.3	$407.3	24	(25)
Provision for Plant Shutdowns and PCS Yumbes S.C.M.	$(264.2)	—	—	—	—
Operating (Loss) Income	$(55.6)	$166.9	$269.7	n/m	(38)
Net (Loss) Income	$(126.3)	$53.6	$121.2	n/m	(56)
Net (Loss) Income per Share – Basic	$(2.42)	$1.03	$2.34	n/m	(56)
Net (Loss) Income per Share – Diluted	$(2.42)	$1.03	$2.32	n/m	(56)
n/m = not meaningful

Gross margin for the year was higher than in 2002 as strong nitrogen prices, natural gas hedging gains and record potash volumes more than offset weak phosphate markets.

The company had a net loss of $126.3 million in 2003, or $2.42 per share. This compares to net income in 2002 of $53.6 million, or $1.03 per share. The 2003 net loss reflected impairment and shutdown charges that were the equivalent of $3.88 per share and the effect of a stronger Canadian dollar, which was the equivalent of $0.94 per share. In addition, PotashCorp experienced high ocean freight rates for potash sales, higher natural gas costs for nitrogen and potash production, and higher input costs for sulfur and ammonia in phosphate.

Impairment and shutdown charges related to asset writedowns, workforce reductions and contract terminations at the Yumbes, Memphis, Geismar and Kinston facilities totalled $203.2 million ($264.2 million before tax). Charges for Yumbes were $140.5 million, for Memphis and Geismar $118.8 million and for Kinston $4.9 million.

The Canadian dollar started the year at 1.5796 compared to the US dollar and ended it 18 percent higher, at 1.2924, the largest single-year change in 25 years. This stronger Canadian dollar affects PotashCorp’s financials on our foreign exchange gain or loss line arising from currency conversion and on our Canadian dollar operating costs. The effect was to reduce earnings by the equivalent of $0.94 per share, through:

•	A foreign exchange loss of the equivalent of $0.60 per share, which was primarily non-cash.

•	The US dollar equivalent of Canadian cash costs of potash production, freight and administration increased, partially offset by a decrease in provincial taxes, reducing earnings by the equivalent of $0.34 per share.

The largest component of the unrealized foreign exchange loss for 2003 pertains to the translation of future income tax liabilities on the Consolidated Statements of Financial Position at December 31, 2003.

PotashCorp 2003 Annual Report   27

Potash Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002
Net Sales
North American	$230.6	$215.3	$232.1	7	(7)	2,870	2,780	2,894	3	(4)	$80.33	$77.45	$80.21	4	(3)
Offshore	336.2	300.7	293.4	12	2	4,213	3,547	3,349	19	6	$79.80	$84.76	$87.62	(6)	(3)

	566.8	516.0	525.5	10	(2)	7,083	6,327	6,243	12	1	$80.01	$81.55	$84.18	(2)	(3)
Miscellaneous	52.3	28.5	6.3	84	352	—	—	—	—	—	—	—	—	—	—

	619.1	544.5	531.8	14	2	7,083	6,327	6,243	12	1	$87.41	$86.06	$85.18	2	1

Cost of Goods Sold
Cash Costs	363.0	280.2	249.6	30	12						$51.25	$44.28	$39.98	16	11
Depreciation and Amortization	52.4	46.3	34.1	13	36						$7.40	$7.32	$5.46	1	34

	415.4	326.5	283.7	27	15						$58.65	$51.60	$45.44	14	14

Gross Margin	$203.7	$218.0	$248.1	(7)	(12)						$28.76	$34.46	$39.74	(17)	(13)

Note 17 to the Consolidated Financial Statements provides additional information pertaining to our business segments.

2003 vs 2002

Sales volumes from our potash segment rose 12 percent in 2003 for a new record, led by offshore sales that were 6 percent higher than our record set in 2000 and 19 percent above 2002. Brazil bought 36 percent more from us than in 2002, making it our largest customer for the second straight year and a key market. Sales to India, Indonesia, Vietnam and Malaysia were up significantly; China sales were flat.

Lower realized offshore prices reflected the year-long escalation in freight rates. A tight supply/demand balance in North America raised sales volumes by 3 percent and prices by 4 percent. We have slightly increased our share of this market.

Higher volumes and increased domestic prices did not offset higher unit cost of sales, which was pushed up by the stronger Canadian dollar. Otherwise, unit cost of sales would have been lower than in 2002, even with higher natural gas costs, because volumes were up significantly.

The gross margin dropped from 2002 in our potash segment, despite record sales. This was principally attributed to escalating offshore freight rates and higher unit cost of sales. The increase in costs was due primarily to the strengthening Canadian dollar, which raised costs by approximately $4.50 per tonne over 2002. These increased costs were partially offset by higher operating rates.

2003 Potash Production	(million tonnes KCl)

		2003	2002	2001	Mine Site
	Capacity	Production	Production	Production	Employees
					(active)
Lanigan SK	3.828	1.488	1.424	1.354	330
Rocanville SK	2.295	1.989	1.700	1.593	324
Allan SK	1.885	.934	.864	.768	270
Cory SK	1.361	.730	.677	.747	195
Patience Lake SK	1.033	.251	.230	.241	67
Esterhazy SK1	.953	.953	.953	.816	0
New Brunswick NB	.785	.749	.599	.609	329
TOTAL	12.140	7.094	6.447	6.128	1,515
1	PotashCorp’s mineral rights at Esterhazy are mined by IMC Esterhazy Canada Limited Partnership under a long-term agreement. For calendar year 2004, our production allocation is 0.953 million tonnes.

28   PotashCorp 2003 Annual Report

2002 vs 2001

The gross margin drop from 2001 in our potash segment was principally attributable to Yumbes, our potassium nitrate plant in Chile, and to increased competitive pressures in domestic and offshore markets.

Net sales volumes from this segment rose slightly in 2002, due to higher offshore volumes and the first year of sales from Yumbes. Previously, Yumbes had been in preproduction and costs that were capitalized had been offset by revenues. North American sales volumes were down, as we chose not to participate in some lower-priced domestic sales. Volumes were further affected by a poor spring planting season, a late harvest and an early winter. Prices came under pressure, we believe, when North American competitors seeking higher cash flow attempted to sell more potash to capitalize on its profitability. Offshore, we set a sales record in March, and we sold additional tonnes to China, Brazil, Japan and Malaysia. However, we did not experience the growth we had anticipated entering the year as we encountered aggressive competition in offshore markets, resulting in lost sales and lower prices.

Unit cost of sales decreased, primarily because potash production tonnes were up. This was more than offset by start-up problems and low operating rates at Yumbes. Since the market has not yet absorbed all the available nitrate capacity, prices for that nutrient have not recovered to the levels of the late 1990s. In total, Yumbes negatively affected potash gross margin.

Phosphate Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002
Net Sales
Fertilizer — liquids	$167.7	$144.9	$145.0	16	(0)	751	675	741	11	(9)	$223.17	$214.55	$195.56	4	10
Fertilizer — solids	249.2	113.4	130.1	120	(13)	1,494	745	927	101	(20)	$166.78	$152.26	$140.30	10	9
Feed	182.6	216.8	208.6	(16)	4	861	961	874	(10)	10	$212.25	$225.55	$238.79	(6)	(6)
Industrial	174.5	155.1	168.1	13	(8)	541	482	503	12	(4)	$322.72	$321.93	$334.32	0	(4)

	774.0	630.2	651.8	23	(3)	3,647	2,863	3,045	27	(6)	$212.23	$220.12	$214.06	(4)	3
Miscellaneous	7.9	6.6	1.8	20	267	—	—	—	—	—	—	—	—	—	—

	$781.9	$636.8	$653.6	23	(3)	3,647	2,863	3,045	27	(6)	$214.40	$222.43	$214.65	(4)	4

North American	$654.8	$542.5	$538.9	21	1	2,886	2,310	2,278	25	1	$226.91	$234.88	$236.57	(3)	(1)
Offshore	127.1	94.3	114.7	35	(18)	761	553	767	38	(28)	$167.04	$170.37	$149.54	(2)	14

	781.9	636.8	653.6	23	(3)	3,647	2,863	3,045	27	(6)	$214.40	$222.43	$214.65	(4)	4

Cost of Goods Sold
Cash Costs	722.7	518.1	517.1	39	0						$198.16	$180.96	$169.82	10	7
Depreciation and Amortization	75.7	76.8	72.0	(1)	7						$20.76	$26.83	$23.65	(23)	13

	798.4	594.9	589.1	34	1						$218.92	$207.79	$193.47	5	7

Gross Margin	$(16.5)	$41.9	$64.5	n/m	(35)						$(4.52)	$14.64	$21.18	n/m	(31)

Note 17 to the Consolidated Financial Statements provides additional information pertaining to our business segments.											n/m = not meaningful

PotashCorp 2003 Annual Report   29

2003 vs 2002

Higher fertilizer prices and increased sales volumes of liquid and solid fertilizers and industrial products in 2003 were more than offset by rising input costs, resulting in negative gross margin in our phosphate segment.

Solid fertilizer sales volumes more than doubled in 2003 with the restart of White Springs’ DAP capacity, and sales were up significantly in both North American and offshore markets. Sales of liquid fertilizers rose by 11 percent, with more than 90 percent of our sales in the US where PotashCorp is the largest supplier. Feed margins were under pressure as overall demand was down, and competitive pressures from new capacity domestically and in Asia and Latin America affected sales in both markets. Industrial volumes increased with completion of the expansion of the purified acid plant at Aurora in the first quarter.

Higher fertilizer prices reflect a somewhat improving market demand and tighter supply. US ending inventories of both DAP and MAP were well below the five-year average. Feed prices were kept down by new competitive capacity, and flat prices for industrial products reflect competitive pressure of imports from China, Israel and Africa.

Phosphate production costs were positively affected by 11 percent lower rock costs year-over-year, but this was more than offset by rising prices for the key inputs of sulfur and ammonia, up 54 percent and 47 percent, respectively, or a total of $73 million. DAP start-up costs at White Springs also increased total costs by $7 million. Start-up issues at the new DFP plant in Aurora increased costs by $15 million in 2003. Inventories for our finished feed products were significantly reduced over the year as feed operating rates were reduced to draw down this inventory. This raised unit costs of production as proportionately higher fixed costs were spread over fewer tonnes, further impacting feed margins.

2003 Rock and Acid Production

	Phosphate Rock (million tonnes)				Phosphoric Acid (million tonnes P2O5)
	Annual	2003	2002	2001	Annual	2003	2002	2001	Employees
	Capacity	Production	Production	Production	Capacity	Production	Production	Production	(active)
Aurora NC	6.0	3.078	3.444	3.938	1.202	.919	.852	.916	995
White Springs FL	3.6	2.686	1.547	1.677	1.093	.777	.480	.473	880
Geismar LA	—	—	—	—	.202	.165	.180	.184	85
Total	9.6	5.764	4.991	5.615	2.497	1.861	1.512	1.573	1,960

2003 Phosphate Production	(million tonnes product)

		Aurora				White Springs				Geismar
		Annual	2003	2002	2001	Annual	2003	2002	2001	Annual	2003	2002	2001
		Capacity	Production	Production	Production	Capacity	Production	Production	Production	Capacity	Production	Production	Production
Liquids:	MGA[1]	1.835	1.522	1.336	1.377	1.908	.966	.828	.834	.337	.272	.324	.332
	SPA	.676	.285	.200	.219	1.138	.748	.639	.662	.196	.091	.117	.116
Solids:	DAP	1.247	.377	.495	.791	.710	.625	.028	—	—	—	—	—
	MAP	.469	.469	.255	.071	—	—	—	—	—	—	—	—
1	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers that custom-mix liquid fertilizer.

2003 Phosphate Feed Production	(million tonnes)

	Annual	2003	2002	2001	Employees
	Capacity	Production	Production	Production	(active)
Marseilles IL	.278	.151	.177	.192	36
White Springs FL (monocal)	.272	.060	.137	.154	32
Weeping Water NE	.209	.147	.166	.170	46
Joplin MO1	.163	.088	.104	—	35
Aurora NC (DFP)	.159	.050	.004	—	38
Kinston NC2	.141	.008	.054	.063	3
White Springs FL (DFP)	.100	.059	.096	.089	0
Fosfatos do Brasil	.110	.051	.047	.053	76
TOTAL	1.432	.614	.785	.721	266
1	Purchased March 1, 2002
2	Ceased production February 19, 2003

30   PotashCorp 2003 Annual Report

2002 vs 2001

Overall phosphate net sales volumes decreased slightly in 2002, mainly because we decided not to participate in low-priced offshore markets for liquid fertilizers and, for the first half of the year, solid fertilizers. Increased DAP imports by China encouraged a return to the offshore market in the second half of 2002. North American feed sales volumes were flat as a competitor brought on new capacity, customers tightened feed formulation and competition increased from meat and bone meal and from phytase. Offshore feed volumes increased significantly with higher sales to Mexico and the Philippines, and from our Brazilian feed plant. Industrial sales volumes and prices were each down 4 percent.

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

Several factors joined to raise phosphate production costs. Lower production volumes meant fixed costs had to be allocated over fewer tonnes. We used high-cost inventoried rock from an area where dredging costs were incurred. Sulfur shortages late in the year cut operating rates and raised input costs, increasing unit costs. The purified acid plant at Aurora experienced operating problems in the third quarter, which affected costs.

Nitrogen Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per MT			(Decrease)
	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002	2003	2002	2001	2003	2002
Net Sales
Ammonia	$368.0	$232.7	$313.6	58	(26)	1,755	1,867	1,993	(6)	(6)	$209.63	$124.66	$157.35	68	(21)
Urea	276.9	212.0	215.4	31	(2)	1,470	1,592	1,346	(8)	18	$188.33	$133.16	$160.03	41	(17)
Nitrogen Solutions	85.8	93.3	114.9	(8)	(19)	730	1,097	1,156	(33)	(5)	$117.52	$85.04	$99.39	38	(14)
Nitric Acid / Ammonium Nitrate	165.0	127.5	136.2	29	(6)	1,414	1,361	1,258	4	8	$116.70	$93.65	$108.27	25	(14)
Purchased	149.6	61.1	93.4	145	(35)	711	474	628	50	(25)	$210.53	$128.89	$148.73	63	(13)

	1,045.3	726.6	873.5	44	(17)	6,080	6,391	6,381	(5)	—	$171.92	$113.69	$136.89	51	(17)
Miscellaneous	19.5	20.8	21.9	(6)	(5)	—	—	—	—	—	—	—	—	—	—

	$1,064.8	$747.4	$895.4	42	(17)	6,080	6,391	6,381	(5)	—	$175.13	$116.95	$140.32	50	(17)

Fertilizer	$480.0	$317.4	$424.7	51	(25)	2,810	2,976	3,270	(6)	(9)	$170.82	$106.64	$129.88	60	(18)
Feed and Industrial	584.8	430.0	470.7	36	(9)	3,270	3,415	3,111	(4)	10	$178.83	$125.92	$151.30	42	(17)

	1,064.8	747.4	895.4	42	(17)	6,080	6,391	6,381	(5)	—	$175.13	$116.95	$140.32	50	(17)

Cost of Goods Sold
Cash Costs	782.0	612.0	727.9	28	(16)						$128.62	$95.76	$114.07	34	(16)
Depreciation and Amortization	89.6	88.0	72.8	2	21						$14.73	$13.77	$11.41	7	21

	871.6	700.0	800.7	25	(13)						$143.35	$109.53	$125.48	31	(13)

Gross Margin	$193.2	$47.4	$94.7	308	(50)						$31.78	$7.42	$14.84	328	(50)

Note 17 to the Consolidated Financial Statements provides additional information pertaining to our business segments.

PotashCorp 2003 Annual Report   31

2003 vs 2002

Nitrogen gross margin more than quadrupled in 2003, reflecting sharply increased prices that benefited PotashCorp’s Trinidad production, and liquidation of certain natural gas hedge contracts in February.

Poor margins at our US plants due to high natural gas costs led to the indefinite shutdown of the Memphis plant and of Geismar’s ammonia and nitrogen solutions production. The reduced production of ammonia, urea and nitrogen solutions was more than offset by considerably higher prices. Nitric acid and ammonium nitrate volumes increased to meet demand, as did purchased sales volumes. The company’s warehouse and distribution network was used effectively for these imports.

As more shutdowns in the US industry tightened supply, prices increased significantly. Product prices, which had previously reflected the cost premium on natural gas, began trading off the supply/demand fundamentals during the fourth quarter, providing unhedged margin to our US plants.

Nitrogen production costs reflected the higher natural gas prices. PotashCorp’s average gas costs in the US and Trinidad were up 33 percent over 2002. However, since the Trinidad facility operates with favorable natural gas contracts which mitigate the impact of volatility, the company is a net beneficiary of high-priced US natural gas. Trinidad provided 52 percent of nitrogen gross margin. The remainder came from our 2003 natural gas hedges in the US, which provided a gross margin contribution of approximately $90 million.

High ocean freight rates — detrimental for potash — worked in the company’s favor for nitrogen as they made imports from the Middle East less competitive in North America and helped tighten market supply.

2003 Nitrogen Production (million tonnes)

	Ammonia[1]				Urea Solids				Nitrogen Solutions[2]				Nitric Acid/Ammonium Nitrate
	Annual	2003	2002	2001	Annual	2003	2002	2001	Annual	2003	2002	2001	Annual	2003	2002	2001	Employees
	Capacity	Production	Production	Production	Capacity	Production	Production	Production	Capacity	Production	Production	Production	Capacity	Production	Production	Production	(active)
Trinidad	1.851	1.759	1.768	1.835	.631	.647	.674	.514	—	—	—	—	—	—	—	—	395
Augusta GA	.688	.655	.689	.612	.381	.334	.363	.335	.581	.223	.220	.292	1.053	1.073	1.051	.988	112
Lima OH	.542	.510	.496	.488	.329	.280	.208	.191	.227	.120	.124	.113	.097	.097	.098	.096	5[3]
Geismar LA5	.483	.116	.369	.475	—	—	—	—	1.028	.250	.721	.807	.844	.589	.731	.706	53
Memphis TN6	.371	.154	.324	.288	.409	.178	.374	.295	—	—	—	—	—	—	—	—	6[7]
TOTAL	3.935	3.194	3.646	3.698	1.750	1.439	1.619	1.335	1.836	.593	1.065	1.212	1.994	1.759	1.880	1.790	571[4]

[1]	A substantial portion is upgraded to value-added products.	[4]	319 contract employees work at the nitrogen plants, for a total active workforce of 890.
[2]	Based on 32% N content.	[5]	Indefinitely shut down production of ammonia and nitrogen solutions June 4, 2003.
[3]	BP Chemicals operates the Lima facility under an operational agreement with PCS Nitrogen.	[6] [7]	Indefinitely shut down production June 4, 2003. Includes reassigned employees.

32   PotashCorp 2003 Annual Report

2002 vs 2001

Nitrogen net sales were down in 2002 primarily due to lower prices. Total nitrogen sales volumes were flat in 2002, as higher sales of urea and nitric acid more than offset lower sales of ammonia and nitrogen solutions. Urea volumes rose as field conditions drove farmers away from ammonia, and stronger industrial demand raised nitric acid and ammonium nitrate sales volumes. We shut down nitrogen solutions production at Geismar for three months due to oversupply and low prices caused by large imports, primarily from Russia, in the first half of 2002. As a result, nitrogen solutions sales volumes were down.

Until very late in the year, low natural gas prices made it feasible for North American competitors to produce at higher rates than in 2001. In addition, new capacity came on stream in Trinidad at mid-

year. The resulting oversupply drove product prices down. Higher gas prices near the end of the year led to improvements in most product prices but this improvement was tempered as US plant curtailments were lower than anticipated. Late in the year, nitrogen solutions prices improved in anticipation that anti-dumping duties would be levied on imported product from certain competitors.

The unit cost of sales fell in 2002, primarily because the average unit cost of natural gas was down 15 percent on a year-over-year basis. These reductions were partially offset by increased depreciation and amortization due to a full year’s depreciation of the Trinidad plants, whose long-term leases we purchased in May 2001, and accelerated amortization of turnaround costs.

Expenses and Other Income

	Dollars (millions)			% Increase (Decrease)
	2003	2002	2001	2003	2002
Selling and Administrative	$96.1	$91.7	$99.7	5	(8)
Provincial Mining and Other Taxes	57.0	68.0	70.0	(16)	(3)
Provision for Plant Shutdowns	123.7	—	—	—	—
Provision for PCS Yumbes S.C.M.	140.5	—	—	—	—
Foreign Exchange Loss (Gain)	51.9	5.5	(13.7)	844	n/m
Other Income	33.2	24.8	18.4	34	35
Interest Expense	91.3	83.1	80.3	10	3
Income Tax (Recovery) Expense	(20.6)	30.2	68.2	n/m	(56)
			n/m = not meaningful

2003 vs 2002

Selling and administrative expenses increased by $4.4 million, primarily due to the stronger Canadian dollar. Other contributing factors were increases in amortization expense, consulting and professional fees, fringe benefits and stock-based compensation expense. These were substantially offset by company-wide cost restraints, including pay reductions for the executive management team, a salary freeze for middle management and reduction in company contributions to employee savings plans.

A revised tax structure for potash producers in Saskatchewan contributed $5.6 million to earnings, the equivalent of $0.06 per share. Saskatchewan’s Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine profits. Effective January 2003, the provincial government reduced the profits tax on all incremental sales tonnes above the 2001 and 2002 average of 5.722 million tonnes. In addition, to the extent that net capital spending is greater than 90 percent of 2002 net expenditures, the excess is fully deductible in the current year. This will benefit the company to the extent that we increase sales with improved market demand. The Saskatchewan divisions and the New Brunswick division also pay a provincial Crown royalty, which is accounted for in cost of goods sold.

In 2003, the company recorded a provision for plant shutdowns of $123.7 million. This related to the indefinite shutdown of Memphis,

the suspension of ammonia and nitrogen solutions production at Geismar and the closure of Kinston, a phosphate feed supplement plant maintained as a warehouse after ceasing operations earlier in the year. The plant shutdown provision recognized a writedown of certain plant assets and costs associated with eliminating job positions, primarily by the end of the year. High US natural gas costs and low product margins affected both Memphis and Geismar. Kinston’s closure reduces feed supplement production capacity by 0.141 million tonnes annually. Note 21 of the consolidated financial statements provides additional information on the provision for plant shutdowns.

In August, after providing SQM with an irrevocable option to acquire our interest in PCS Yumbes, PotashCorp recorded a charge of $140.5 million, recognizing a writedown of certain assets and costs associated with workforce reductions and contract terminations. Acquired in 1999, PCS Yumbes produces potassium nitrate, sodium nitrate and iodine in the Atacama Desert in northern Chile. On November 20, 2003, PotashCorp and SQM entered into a share purchase agreement whereby SQM is to acquire the shares of PCS Yumbes for $35.0 million (including the price of the option), subject to adjustments. Note 22 of the consolidated financial statements provides additional information on this agreement and the provision for PCS Yumbes.

PotashCorp 2003 Annual Report   33

The company’s foreign exchange loss increased significantly over 2002 due to the strengthening of the Canadian dollar relative to the US dollar. The foreign exchange loss arose primarily from the year-end translation of the Canadian-dollar denominated monetary items on the consolidated statement of financial position. At December 31, 2003, the Canadian dollar was $0.29 higher than at December 31, 2002, compared to a $0.01 increase the preceding year. This was the equivalent of $0.60 per share, compared to $0.02 in 2002. Exposure to the Brazilian real had a nominal impact on the company in 2003 but contributed a loss of nearly $0.05 per share in 2002.

For the year, other income was up $8.4 million, primarily due to APC equity earnings, nitrogen insurance proceeds, the excess of 2003 equity earnings from SQM over 2002 equity earnings and dividends, and higher ICL dividends.

Interest expense increased, primarily due to the issuance of $250.0 million of 4.875 percent 10-year notes in March 2003 under the company’s shelf registration. These notes replaced lower-cost commercial paper. Weighted average long-term debt outstanding for the year was $1,230.9 million, compared to $1,023.3 million in 2002, with a weighted average interest rate of 7.0 percent (2002 —7.4 percent). The weighted average interest rate on short-term debt for 2003 was 1.4 percent (2002 — 1.7 percent).

The effective consolidated income tax rate in 2003 was approximately 40 percent of income before income taxes (exclusive of the charges relating to PCS Yumbes described previously and a future income tax reversal of $6.5 million). This compares to a rate of approximately 36 percent for 2002. The increase was primarily due to the expiration of the last tax holiday in Trinidad. The 2003 tax provision was all future income taxes, compared to a current/future split of 80/20 for 2002. The decrease in the current portion was primarily due to utilization of tax losses in the US as well as certain reclassifications from current to future income taxes.

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

Other income increased as compared to 2001, primarily due to the adoption of equity accounting for SQM after we increased our ownership from 18 percent in 2001 to 20 percent in 2002. This increase was partially offset by a reduction in miscellaneous items.

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

Liquidity and Capital Resources

Cash Requirements

The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource needs and demands. The information presented in the table below does not include obligations that have original maturities of less than one year or planned capital expenditures.

Contractual Obligations and Other Commitments

	Payments Due By Period
	Dollars (millions)

	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term Debt	$1,269.9	$1.3	$11.6	$400.9	$856.1
Operating Leases	380.8	69.6	107.9	67.3	136.0
Purchase Obligations	1,045.5	152.0	189.9	171.7	531.9
Other Commitments	69.2	18.4	20.7	17.5	12.6
Other Long-term Liabilities	309.8	34.0	42.8	34.8	198.2

Total	$3,075.2	$275.3	$372.9	$692.2	$1,734.8

34   PotashCorp 2003 Annual Report

Long-term Debt

Long-term debt consists of $1,250.0 million of notes payable that were issued under our US shelf registration statements, $9.0 million of Adjustable Rate Industrial Revenue and Pollution Control Obligations, a net of $5.9 million under a back-to-back loan arrangement (described in Note 11 to the consolidated financial statements) and other commitments of $5.0 million payable over the next five years. The notes payable are unsecured. Of the notes outstanding, $400.0 million bear interest at 7.125 percent and mature in 2007, $600.0 million bear interest at 7.750 percent and mature in 2011 and $250.0 million bear interest at 4.875 percent and mature in 2013. There are no sinking fund requirements. The Adjustable Rate Industrial Revenue and Pollution Control Obligations bear interest at varying rates, are secured by bank letters of credit and have no sinking fund requirements. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. Neither the Industrial Revenue and Pollution Control Obligations nor the other long-term debt instruments are subject to any financial test covenants but each is subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for acceleration of other debt of $25.0 million or more. Non-compliance with any of the above covenants could result in accelerated payment of the related debt. We were in compliance with all covenants as at December 31, 2003.

The company manages interest rate exposures by using a diversified portfolio of fixed and floating rate instruments. Our sensitivity to fluctuations in interest rates is substantially limited to certain of our cash, short-term investments, short-term debt and long-term debt. In January and February 2004, we entered into interest rate swap contracts that effectively converted a notional amount of $300.0 million of fixed rate debt into floating rate debt based on LIBOR rates. Net settlements on these swap instruments will be recorded as adjustments to interest expense. We did not enter into any interest rate swap contracts in 2003 or 2002.

Operating Leases

We have long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2020 (excluding mineral leases).

The most significant operating leases consist primarily of three items. The first is our lease of railcars used to transport finished goods and raw materials. These leases extend to approximately 2020. The second is the lease of port facilities at the Port of Saint John for shipping New Brunswick potash offshore. This lease runs until 2018. The third is the lease of three vessels for transporting ammonia from Trinidad, which extends to 2011.

Purchase Obligations

We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The commitments included in the above table are based on the market prices at December 31, 2003.

Our Trinidad subsidiaries have entered into long-term natural gas contracts with the National Gas Company of Trinidad. The contracts provide for prices that vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the above table are based on floor prices and minimum purchase quantities.

We also have a long-term agreement through 2010 for the purchase of phosphate rock used at our Geismar facility. This agreement set base prices (less volume discounts) through December 2003. Prices in subsequent years are subject to renegotiation. The commitments included in the above table are based on the expected purchase quantity and the set base prices (less applicable discounts).

Other Commitments

Other operating commitments consist of amounts relating to an acid storage agreement that is in effect until 2004, our Rocanville expansion and compactor upgrade project through 2005, contracts to purchase limestone that run through 2007 and various rail freight contracts, the latest of which expire in 2010.

Other Long-term Liabilities

Other long-term liabilities consist primarily of accrued post-retirement/post-employment benefits and accrued reclamation costs.

Capital Expenditures

During 2004, we expect to incur capital expenditures of approximately $95.0 million for opportunity capital and approximately $110.0 million for sustaining capital. The most significant single project relates to the expansion and increase of granular production capacity at Rocanville.

We have also exercised an option agreement to purchase certain corporate office facilities for approximately $8.1 million in 2005.

We anticipate that all capital spending will be financed by internally generated cash flows supplemented, if and as necessary, by borrowing from existing financing sources.

Sources and Uses of Cash

Dollars (millions)

	2003	2002
Cash provided by operating activities	$381.5	$316.4
Cash used in investing activities	$357.7	$271.4
Cash used in financing activities	$43.6	$65.8

PotashCorp’s principal sources of funds include the cash generated from our operations, short-term borrowings against our line of credit and commercial paper program, and long-term debt issued under our US shelf registration statement and drawn down under our syndicated credit facility. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, dividends, and interest and principal payments on our debt securities.

Cash provided by operating activities was $381.5 million, up $65.1 million from 2002. The increase was primarily due to the

PotashCorp 2003 Annual Report   35

significant improvement in nitrogen margins and record potash volumes, offset by weaker phosphate results. Although we recorded a net loss of $126.3 million, $245.9 million of that related to non-cash provisions for plant shutdowns ($118.3 million) and PCS Yumbes ($127.6 million).

The increase in accounts receivable was due to fourth-quarter net sales being 26 percent higher than in the same period last year. Our customer credit policies have remained substantially consistent with 2002. The increase in accounts payable reflected the related costs of the stronger fourth-quarter net sales. The decrease in inventories reflected management’s efforts to reduce phosphate work in process and feed inventories to more sustainable levels and the reduction in the carrying amount of inventory at the Yumbes operations, as described in Note 22 to the consolidated financial statements.

Cash used in investing activities was $357.7 million, an increase of $86.3 million over last year. Additions to property, plant and equipment totalled $150.7 million, with 75 percent for sustaining capital. The decrease from $212.2 million in 2002 was primarily due to opportunity capital spending that year on the DFP plant and expansion of the purified acid plant at Aurora.

On October 16, 2003, we purchased from Jordan Investment Company, an arm of the Jordanian government, 26 percent of the shares of APC. The purchase price of $178.3 million was financed by short-term debt. The equity method is being used to account for this investment. APC is publicly traded on the Amman Stock Exchange. It produces potash from the Dead Sea and is the world’s eighth largest producer, with 2 million tonnes of annual capacity. Its primary markets are India (22 percent), China (16 percent) and Europe (16 percent), a good complement to PotashCorp’s 2003 sales to North America (41 percent), Brazil (16 percent) and China (11 percent).

Cash used in financing activities was $43.6 million, $22.2 million less than in 2002. During the first quarter, we issued $250.0 million of 4.875 percent notes due in 2013, under our US shelf registration statement. The net proceeds from the notes were used to repay short-term debt in that quarter. For the entire year, PotashCorp repaid $296.8 million of short-term debt. We maintained our dividend and paid out $52.3 million in dividends, similar to the amount paid in 2002. As our share price appreciated during the year, stock options were exercised. This, along with our dividend reinvestment plan, contributed $58.9 million in financing activities, compared to $4.4 million in 2002.

PotashCorp believes that internally generated cash flow, supplemented by borrowing from existing financing sources, will be sufficient to meet our anticipated capital expenditures and other cash requirements in 2004, exclusive of any possible acquisitions, as was the case in 2003. At this time, the company does not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.

Debt Instruments

Dollars (millions)

	Total	Amount Outstanding at	Amount Available at
	Amount	December 31, 2003	December 31, 2003
Syndicated Credit Facility	$750.0	$—	$573.8
Line of Credit	75.0	11.2	45.3
Commercial Paper	500.0	176.2	323.8
US Shelf Registration	2,000.0	1,250.0	750.0

PotashCorp has a syndicated credit facility, renewable annually, which provides for unsecured advances. During third-quarter 2003, it was increased to $750.0 million from $650.0 million. The amount available is the total committed amount less direct borrowings and commercial paper outstanding. The line of credit is also renewable annually and the amount available is reduced by outstanding letters of credit and direct borrowings. During the third quarter, it was reduced to $75.0 million from $120.0 million. Both the line of credit and the syndicated credit facility have financial tests and other covenants with which the company must comply at each quarter-end. Principal covenants under the credit facility and line of credit require debt to capital of less than or equal to 0.55:1, long-term debt to EBITDA (defined in the respective agreements as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 million and debt of subsidiaries less than $590.0 million. The line of credit is also subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0 million. Non-compliance with any of the above covenants could result in accelerated payment of the related debt and termination of the line of credit. We were in compliance with all covenants as at December 31, 2003.

We also have a commercial paper program of up to $500.0 million. Access to this source of short-term financing depends primarily on our rating by Dominion Bond Rating Service (DBRS) and conditions in the money markets. PotashCorp’s commercial paper is currently rated by DBRS as R1 low, which should allow unrestricted access to the money markets.

We have a US shelf registration statement under which we may issue up to an additional $750.0 million in unsecured debt securities.

At the end of 2003, our weighted average cost of capital was 7.7 percent (2002 — 7.0 percent), of which 26 percent represented debt and 74 percent equity. The increase was primarily due to a shift in mix to equity — which carries a higher cost than debt — as the stock price closed 36 percent higher this year-end compared to last. As well, the risk-free rate used in calculating the cost of equity increased over 2002.

Off-Balance Sheet Arrangements

In the normal course of operations, PotashCorp engages in a variety of transactions that, under Canadian GAAP, are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract amounts. Principal off-balance sheet

36   PotashCorp 2003 Annual Report

activities we undertake include issuance of guarantee contracts, certain derivative instruments and long-term fixed price contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements. These types of arrangements are discussed below.

Guarantee Contracts

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications and no amounts have been accrued in our consolidated financial statements with respect to these indemnification guarantees.

We have guaranteed various debt obligations (such as cash management facility overdrafts, lines of credit with counterparties for derivatives, and back-to-back loan arrangements) for certain subsidiaries. We would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. Note 29 to the consolidated financial statements provides detailed information regarding the nature and potential maximum exposure for these guarantees.

PotashCorp has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen, in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. The State of Florida is presently reviewing, and is expected to revise, its financial assurance requirements to ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks. This review may result in the imposition of more stringent requirements to demonstrate financial responsibility and/or inclusion of a greater scope of closure and post-closure costs than under current law. Note 14 to the consolidated financial statements provides additional information regarding our gypsum stack obligations.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation (D&R) plans. In 2001, agreement was reached with the provincial government on the financial assurances for the D&R plan to cover an interim period through to July 1, 2005. A government-industry task force has been established to assess decommissioning options for all Saskatchewan potash producers and to produce mutually acceptable revisions to the plan schedules. In July 2001, a Cdn $2.0 million letter of credit was posted that will remain in effect until the revised plans are accepted.

Derivative Instruments

In addition to physical spot and term purchases, PotashCorp employs futures, swaps and option agreements to manage the cost on a portion of our natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases primarily for our US nitrogen and phosphate plants. By company policy, the maximum period for these hedges cannot exceed five years. We use these instruments to reduce price risk, not for speculative or trading purposes. Derivative instruments which have not yet been settled are not recognized in our consolidated financial statements under Canadian GAAP, and gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of goods sold.

The fair value of our gas hedging contracts at December 31, 2003 approximated $59.8 million (2002 — $52.7 million). Note 27 to our consolidated financial statements provides detailed information regarding the nature of our financial instruments.

Long-term Fixed Price Contracts

Certain of our long-term raw materials agreements contain fixed price components. Our significant agreements, and the related obligations under such agreements, are discussed in “Contractual Obligations and Other Commitments.”

Market Risks Associated with Financial Instruments

Commodity Risk

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

A sensitivity analysis has been prepared to estimate our market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2003, our estimated derivative commodity instruments market risk exposure was $27.5 million (2002 — $17.6 million). Actual results may differ from this estimate. Changes in the fair value of such derivative

PotashCorp 2003 Annual Report   37

instruments, with maturities in 2004 through 2009, will generally relate to changes in the spot price of anticipated natural gas purchases.

Foreign Exchange Risk

The company also enters into forward exchange contracts for the sole purpose of limiting exposure to exchange rate fluctuations relating to certain trade accounts. These contracts are not designated as hedging instruments for accounting purposes. Gains or losses resulting from foreign exchange contracts are recognized at the time the contracts are entered into and are included in other income.

As at December 31, 2003, the company had entered into forward exchange contracts to sell US dollars and receive Canadian dollars in the notional amount of $46.0 million (2002 — $28.0 million) at an average exchange rate of $1.3315 (2002 — $1.5855). As at December 31, 2003, the company had also entered into a forward exchange contract to sell US dollars and receive euros in the notional amount of $1.9 million (2002 — $NIL) at an exchange rate of $1.1707. Expected maturity dates for all forward contracts are within fiscal 2004.

Interest Rate Risk

We address interest rate risk by using a diversified portfolio of fixed and floating rate instruments. We are exposed to risk resulting from changes in interest rates as a result of the issuance of variable rate debt and commercial paper. The company manages this exposure by aligning current and long-term assets with variable and fixed rate debt, limiting variable rate and fixed rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates.

As at December 31, 2003, our short-term debt (comprised of commercial paper) was $176.2 million, our current portion of long-term debt was $1.3 million and our long-term debt was $1,268.6 million. Long-term debt is comprised primarily of $1,250.0 million of notes payable that were issued under our US shelf registration statements at a fixed interest rate. Subsequent to year-end, we entered into contracts that exchanged a notional amount of $300.0 million of our 7.75 percent fixed rate notes into floating rate debt based on LIBOR rates.

One means of assessing exposure to interest rate changes is a duration-based analysis that measures the potential loss in net earnings and cash flow resulting from a hypothetical 10 percent change in interest rates across interest rate sensitive maturities. Under this model, it is estimated that, all else constant, such a change would not materially impact our 2004 net earnings or cash flows based on the same level of borrowing. If interest rates changed significantly, management would likely take actions to manage our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

Related Party Transactions

The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex Limited, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan. Sales to Canpotex for the year ended December 31, 2003 were $260.6 million (2002 — $241.2 million; 2001 — $237.6 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.

In connection with entering into the option agreement with SQM on August 27, 2003, PCS Yumbes has agreed to purchase potash from

SQM at a negotiated price that approximates market value. In addition, PCS Yumbes has agreed to sell to SQM all of its potassium nitrate production at a negotiated price that approximates market value. Both agreements are in effect until no later than December 31, 2004. Potash purchases from SQM for the year were $13.1 million (2002 — $17.9 million). Potassium nitrate sales to SQM for the year were $25.8 million (2002 — $2.1 million). All transactions with SQM are settled on normal trade terms.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain significant respects from accounting principles generally accepted in the United States. These differences are described and quantified in Note 34 to the consolidated financial statements.

Our significant accounting policies are contained in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board of Directors, and our audit committee has reviewed the disclosures described in this section.

Other accounting policies, primarily those requiring estimates with lower levels of uncertainty than those discussed below, are also important to understanding our consolidated financial statements.

38   PotashCorp 2003 Annual Report

As such, the notes to our consolidated financial statements should be read in conjunction with this discussion.

The following section discusses the critical accounting estimates and assumptions that management has made under these principles and how they affect the amounts reported in the consolidated financial statements.

Asset Impairment

We review long-lived assets and certain identifiable intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets, whereas such assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales and margins and market conditions over the long-term life of the assets; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our operations may be material. During 2003, we indefinitely shut down our Memphis nitrogen plant, suspended production of ammonia and nitrogen solutions at our Geismar facilities, ceased operations at our Kinston phosphate feed plant and entered into an agreement to sell our shares of PCS Yumbes. In connection with these activities, we reassessed the recoverability of our long-lived assets and determined that the carrying amounts at these locations were not fully recoverable based on our best estimates. As a result, asset impairment charges totalling $183.0 million (before tax) were recognized, as more fully described in Notes 21 and 22 to the consolidated financial statements. As at December 31, 2003, we determined that there were no other triggering events requiring additional impairment analysis. In each of the last two years, we have tested the long-lived assets at the above facilities for impairment and in each year, we determined that based on our assumptions, the sum of the expected future cash flows (undiscounted and without interest charges) exceeded the carrying value and therefore we did not recognize an impairment.

Goodwill impairment is assessed at the reporting unit level annually or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. In each of the last two years, we have tested goodwill for impairment and in each year, we determined that based on our assumptions, the fair value of our reporting units exceeded their carrying amounts and therefore we did not recognize an impairment in such periods.

We believe that our estimates of future cash flows and fair value are reasonable. Although we believe these estimates are consistent with current conditions, internal planning and expected future operations, such estimates are subject to significant uncertainties and judgments. As a result, it is reasonably possible that the amounts reported for asset impairments in connection with the above-described initiatives could be different if we were to use different assumptions or if market and other conditions were to change in the future. It is also possible that forecast cash flows used to support the remaining carrying values of the assets may change in the future due to uncertain market conditions, changes to our strategies and product portfolio, or other factors and could also result in higher charges than estimated to date. The changes could result in non-cash charges that could materially affect our results of operations and financial position.

Restructuring Charges

As described in Notes 21 and 22 to the consolidated financial statements, we approved plans to restructure the Memphis, Geismar, Kinston and Yumbes operations in 2003. In addition to asset impairment analyses, these plans required us to make critical estimates regarding employee termination, contract termination and other exit costs. We make these estimates based on the terms of the contracts involved, the number and pay scale of employees scheduled for termination and other related factors. Because such activities are complex processes that can take several months to complete, they will involve periodically reassessing the estimates made when the original decision to exit the activities was made. As a result, we may have to change originally reported estimates when actual payments are made or the related activities are completed.

Post-Retirement and Post-Employment Costs

We maintain plans that provide pensions and other retirement and post-employment benefits for most of our employees. We believe the accounting estimates related to our employee benefit plan costs are critical accounting estimates because: (1) the amounts are based on highly complex actuarial calculations utilizing several assumptions; and (2) given the magnitude of our estimated employee benefit plan costs, differences in actual results or changes in assumptions could materially affect our results of operations and financial position.

Our pensions and other retirement and post-employment benefits expense is calculated by our actuaries based on key assumptions determined by management. The valuations use management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health care cost trend and expected average remaining years of service of employees.

The two most significant assumptions are the discount rate and the expected long-term rate of return on plan assets. The discount rate is the interest rate used to determine the present value of the future cash

PotashCorp 2003 Annual Report   39

flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments. We determine the appropriate discount rate at the end of every year. Our discount rate was 6.10 percent at December 31, 2003, compared to 6.50 percent at December 31, 2002. Changes in the discount rate may affect earnings and the projected benefit obligation. For example, a 0.5 percent reduction in discount rate could increase our 2004 expense for our major plans by approximately $4.0 million. Additionally, a lower discount rate results in a higher obligation, which could require us to make additional contributions to the plans. In 2003, we assumed an expected long-term rate of return on plan assets of 8.50 percent. We estimate that a 0.5 percent reduction in the expected asset return rate could increase our 2004 expense for our major plans by approximately $1.6 million. Additional information regarding our accounting for pensions and other employee benefits, including other sensitivity analyses for key assumptions, is included in Note 13 to the consolidated financial statements.

Environmental Liabilities

We have significant liabilities relating to environmental matters. The two primary sources of these are the requirements to close the gypsum stacks and to reclaim the land mined in our phosphate operations.

We believe the accounting estimates related to reclamation, closure and other environmental costs are critical accounting estimates because: (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) environmental laws and regulations and interpretations by regulatory authorities could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; and (3) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on our results of operations and financial position.

When it is probable that environmental costs will be incurred and can reasonably be estimated, we accrue costs associated with environmental obligations at the most likely estimate. Accruals for closure costs, reclamation and other environmental matters totalled $100.0 million at December 31, 2003. In arriving at this accrual amount we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible the ultimate costs could change in the future and that changes to these estimates could have a material effect on our results of operations and financial position.

Depreciation and Amortization

We depreciate certain mining and milling assets using the units of production method based on the shorter of estimates of deposit or service lives. We have other assets that we depreciate on a straight-line basis over their estimated useful lives.

We believe the accounting estimates related to depreciation and amortization are critical accounting estimates because: (1) the determination of deposits involves uncertainties with respect to the ultimate geology of our deposits and the assumptions used in determining the economic feasibility of mining those deposits, including estimated sales prices and costs of conducting future mining activities; and (2) changes in estimated deposits and useful asset lives can have a material impact on operations.

We perform annual assessments of our existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating plans. When we determine that assigned asset lives do not reflect the expected remaining period of benefit, we make prospective changes to their depreciable lives.

There are a number of uncertainties inherent in estimating quantities of deposits, including many factors beyond our control. These uncertainties relate to assumptions regarding future prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our deposits. Changes in these assumptions could result in material adjustments to our deposit estimates, which could result in changes to units of production depreciation and amortization expense in future periods, with corresponding adjustments to results of operations. Although some degree of variability is expected, we believe the extent of our technical data and operating experience mitigates the potential for significant changes in deposit estimates. On a periodic basis, management reviews the deposits that reflect estimates of the quantities and grades at our mines which we believe can be recovered and sold at prices in excess of the total cost associated with extraction and processing. Management’s calculations of potash deposits are based on in-house engineering and geological estimates using current operating costs, prices and demand for our products. Deposits should not, however, be interpreted as assurances of mine life or of the profitability of current or future operations.

As discussed above, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable and changes to our estimates of deposits could have an impact on our assessment of

40   PotashCorp 2003 Annual Report

asset impairment. However, we believe it is unlikely that revisions to our estimates of deposits would give rise to an impairment of our assets because of the significant size of our deposits in relation to our asset-carrying values.

Income Taxes

We operate in a specialized industry and in several tax jurisdictions. As such, our income is subject to various rates of taxation. We are required to estimate our income taxes in each of these jurisdictions as part of preparing our consolidated financial statements. These estimates consider, among other factors, differing tax rates between jurisdictions, allocation factors, tax credits, nondeductible items, changes in enacted tax laws and rates, and management’s expectations of future results.

We estimate future income taxes based upon temporary differences between the income and losses that we report in our consolidated financial statements and our taxable income and losses as determined under applicable tax laws. We record the tax effect of these temporary differences as future income tax assets or liabilities, as applicable, in our consolidated financial statements. Future income tax assets generally result in deductible amounts in determining taxable income of future periods when the carrying amount of the asset or liability is recovered or settled. Future income tax liabilities typically reflect taxable amounts in determining taxable income of future periods when the carrying amount of the asset or liability is recovered or settled.

We use judgment and estimates when calculating income taxes. If our judgments and estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted in future periods.

Recent Accounting Pronouncements

In December 2003, the FASB revised FIN No. 46 “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities (defined as Variable Interest Entities (“VIEs”)) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46 is effective for the company no later than March 31, 2004. In Canada, Accounting Guideline 15 “Consolidation of Variable Interest Entities” has harmonized with FIN No. 46 and is effective for the company no later than December 31, 2004. We expect no material impact on our financial position, results of operations or cash flows from adoption.

Risk Management

An important part of PotashCorp’s strategic planning process is understanding and managing risk. Our approach to this responsibility begins with our identification and analysis of the specific risks we face. We then rank them in order of importance, according to their likelihood of occurring and the significance of the consequences, and determine the most effective ways to manage them. Tier I risks are ranked the highest with Tier II considered less likely and with less consequence.

In 2002, management reported to the Board on our most significant risks, our risk response options and our risk administration. In 2003, we updated the Board on the progress made on those risks, and reported on the next tier of risks.

Tier I Risks

Risk to Reputation is key with investors, whose general confidence in corporations has been shaken by scandals. With the public, reputation risk revolves around a lack of understanding of and growing concerns about fertilizer production and use.

For investors, PotashCorp implemented a leading edge practice in corporate governance and reaffirmed our commitment to timely and complete disclosure. To educate the public on the science of fertilizer, we developed a grassroots program called Fertile Minds.

We adopted best practices in production and implemented a crisis communication program with regular drills to handle any possible mishaps. To maintain and build on our credibility with the public, in 2003 we produced our first sustainability report.

Commodity price volatility affects a bulk commodity business in which product quality differentiation is negligible, prices are affected by supply/demand dynamics and products may be susceptible to large price swings.

PotashCorp aims to manage this risk generally through product and sales diversity. We have three nutrients and many products within each nutrient, and sell to diverse markets (North America, offshore) for diverse end uses (fertilizer, industrial, feed). We also manage this risk

PotashCorp 2003 Annual Report   41

through alternative product sourcing — such as was made possible by our recent 26 percent investment in APC in Jordan — in an effort to minimize the cost of delivering a bulk commodity.

There is a particular risk in the price volatility of natural gas, our highest-cost raw material input and essential to our nitrogen production. We reduce this risk through our hedging program and our long-term gas contracts in Trinidad.

Foreign country risk arises because many future growth opportunities are likely to be outside North America, and may include exchange rate risk as well as political and/or security risks.

These risks can be reduced through financial hedges for exchange rates, by insuring against political risks, and by requiring higher investment return thresholds for potential offshore transactions. A supplemental benefit of our involvement in Jordan is that it combats price volatility, but it increased our foreign country risk, although we chose to remain self-insured. This illustrates the interrelatedness of risks. In such circumstances, we analyze our choices with a view to minimizing risk and maximizing benefit.

Risk of access to capital to finance growth. We aim to manage this risk by maintaining strong cash flow, a conservative balance sheet and management credibility through high-quality disclosure and transparency.

Security risks around some of our products. We have increased security measures at all plants producing and/or storing ammonia, with such methods as enhanced perimeter security with restricted storage areas, searching of incoming and outgoing trucks and extra security on site, including 24/7 patrols.

Risk to information systems involves the security of data from accidental or deliberate destruction and from outside intrusion, and the security of corporate hardware from failure, destruction or theft.

We secure data with modern systems of access and protection, and regular backup. Our hardware is protected from physical loss, and we have backup site availability and appropriate insurance.

Workplace safety and health risks to workers arising from safety and health hazards in their normal work activities. These risks are managed directly by individuals or front-line teams and involve the use of measures such as structured risk assessments, permits to work, or written procedures, safety audits and process hazard analyses.

Risks to human resources come from replacement of an aging, highly-skilled workforce, medical benefit cost inflation, and increased pension liability due to lower market returns on invested funds compounded by lower prescribed discount rates for calculating pension liabilities.

We aim to manage these risks by maintaining policies and programs aimed at positioning us as an employer of choice, balanced with the need for cost control through plan design, administrative controls and employee cost-sharing.

Tier II Risks

Risk from possible illegal acts could expose the company to civil damages and/or criminal or regulatory penalties.

PotashCorp has responded to this risk by implementing a code of conduct. In addition, policies were put in place in many areas including corporate ethics, corporate governance, compliance training, foreign corrupt practices, insider trading and anti-trust. We benchmark the policies of companies that lead in these areas and incorporate elements of their policies into our own. We then communicate these policies to our employees to raise awareness, institute employee education through training and drills, and monitor for compliance and effectiveness.

Financial risk at present is most closely associated with changes in interest rates for short-term or fixed rate debt. A higher short-term rate increases our interest expense; with fixed rate debt, the risk is that rates may float lower, on average, than the fixed rate over the term of the debt.

We cannot control interest rates, but in a market where the short-term rate is expected to increase, our fixed rate debt will avoid any additional costs.

Acts of nature, such as weather, flooding or power outages, can pose risks to our operations. None of these is predictable, nor can we easily relocate our plants to avoid risk since their location is usually driven by economic factors or proximity to the nutrient source.

One of our best defenses is our geographic dispersion; we do not rely on a single plant in any of our businesses. We have insurance to mitigate loss from wind, surface flooding, earthquakes, equipment damage and associated business interruption, and we self-insure our potash underground assets. We also rely on careful seismic testing, geological and hydrological models and safety procedures in anomalous conditions.

Cash flow volatility can result in maintaining excess cash balances, thus forgoing interest income, or in excess overdrafts, increasing short-term interest costs.

PotashCorp controls this risk by carefully managing our cash balances and by investing surpluses for longer terms.

Tax compliance is the most significant tax risk. Failure to comply with regulations in the jurisdictions in which we operate could in some cases significantly affect our business. All our operations must be aware of potential tax and filing requirements, and our accounting and other corporate data must be both accurate and complete.

It is necessary to be informed and educated on jurisdictional matters. We have been able to compare our existing tax practices to those of companies we acquire, and have sought improvements.

Credit risk reflects the situation that we have receivables in the agricultural sector, that we have little recourse for collection of accounts receivable overseas, and that counterparties may default on natural gas hedging contracts. Such failure of counterparties is the hardest to control.

PotashCorp’s bad debts amounted to .0001 percent of our net sales in 2003, which reflects our careful evaluation of credit-worthiness among our customers. To protect our interests, we require offshore customers to provide letters of credit or bank guarantees, and we insure offshore receivables in both Canada and the United States. Our credit department evaluates counterparties before we enter into contracts for gas hedging.

42   PotashCorp 2003 Annual Report

Outlook

Agriculture

Low world grain inventories and a tight supply/demand balance for grains, oilseeds and commodities such as rubber, cotton, palm oil, coffee and cocoa are expected to support rising prices. This should encourage global producers to increase yields of these crops. Higher fertilizer application rates and increased crop acreages are key to achieving this.

In the US, record net farm income and the recent strength in markets for corn, soybeans and cotton are expected to encourage farmers to plant more acres to these crops. In 2004, stronger crop prices and the shift in planted acres are projected to raise US consumption of nitrogen, phosphate and potash fertilizers by 1-2 percent, while global consumption is expected to rise by more than 2 percent.

Economy

In 2004, the global economy is expected to grow at 3-3.5 percent, according to certain economic consultants. China and India are expected to lead in GDP growth, China in the 8 percent range and India exceeding 5 percent.

US economic growth of approximately 8 percent in the third quarter of 2003 set the stage for anticipated growth of approximately 4-5 percent in 2004. With consumer confidence good, both auto sales and housing starts are projected to continue at high levels. Business confidence is improving, and inventories are being replenished.

Ocean Freight Rates

At the end of 2003, ocean freight rates jumped to 260 percent of the levels at the beginning of the year. Demand for bulk carriers surged at a time when the fleet had aged and shipbuilders were unable to quickly meet the need.

Shipyards around the world are expected to maximize their resources dedicated to building bulk carriers. However, the lengthy lead time for construction, continued decommissioning of older vessels and growth in demand are expected to keep bulk carrier rates high during 2004.

Natural Gas

Futures price projections for natural gas in the next few years are in the range of $4.50-$6.00/MMBtu, as drilling and development costs for reserves have increased and the life of reserves brought into production has been shortened.

Gazprom, the natural gas supplier to Russian nitrogen producers, is under increasing pressure to be profitable in the domestic market. Gas consumers who once did not pay bills are now expected to do so, to work with Gazprom on a tolling basis, or to provide it with equity participation in their operations. This has encouraged Russian industries that use gas to pass these costs on to their customers.

Potash

With 86 percent of production controlled by privately held companies, the global potash industry is expected to operate in 2004 with little interference from government agendas. The strong growth in demand experienced in Latin America and Asia in 2003 is expected to continue to tighten the supply/demand balance in 2004. Anticipated growth in soybean production in Brazil should encourage potash demand there.

In North America, prices are expected to continue to rise in response to higher costs and tight supply. Offshore, higher freight costs pressured margins in late 2003 for product delivered under contracts requiring the supplier to pay freight. Customers were advised that future contracts would address the impact of these higher freight

PotashCorp 2003 Annual Report   43

costs, and in 2004 the costs are expected to be passed on to them as their contracts become due.

Potash gross margin should benefit from the sale of Yumbes, which previously reduced margins by approximately $23.0 million annually.

Phosphate

The supply/demand balance tightened and prices improved late in 2003. This is expected to continue through the spring season in 2004. However, the phosphate industry continues to face issues of oversupply.

China and India, large potential markets for US phosphate exports, are expected to continue to support their domestic industries in 2004.

Input costs are expected to continue to be high. US natural gas prices should support ammonia prices, and a close balance between supply and demand, led by China’s increasing need for sulfur to grow its domestic phosphate production, is keeping sulfur prices up.

Single cases of BSE in each of Canada and the US in 2003 are expected to reduce consumption of meat and bone meal (derived from animal byproducts), which competes with phosphate feed supplements such as dical, monocal and DFP.

PotashCorp expects better results from our phosphate operations in 2004 than in 2003 as certain costs, such as those associated with the move to the new ore zone at Aurora and the start-up at White Springs, are now behind us.

Nitrogen

Higher natural gas prices are expected to continue to challenge US nitrogen producers. Approximately 3.5 million tonnes of US ammonia production capacity have been permanently curtailed since 1999, with another 4 million tonnes considered vulnerable to continued high levels of imports.

Global supply/demand in nitrogen products has been tight, as close to a quarter of US ammonia capacity is curtailed and the new world capacity coming on stream will not match expected growth in demand during 2004.

We will continue to evaluate our plant shutdowns at Geismar and Memphis, basing any potential restart decisions on a combination of market conditions and the right balance of prices versus volumes.

The company was approximately 80 percent hedged at $2.85 per MMBtu for our 2004 natural gas needs, as of February 5, 2004. On that date our 2004 hedge was valued at approximately $33 million. Our US hedges are subject to collared profits through the second quarter of 2004.

Gas escalators have been included in certain industrial contracts to help offset cost volatility.

PotashCorp will continue to maintain appropriate levels of security at nitrogen production facilities and terminals and during transit of our products.

PotashCorp Financial Outlook

Capital expenditures for 2004 are expected to approximate $205.0 million, of which approximately $110.0 million will be for sustaining capital. This is up from $150.7 million in 2003, due primarily to opportunity capital set aside for the expansion of granular production capacity at Rocanville. Depreciation and amortization are expected to approximate $220.0 million, similar to 2003 levels.

The effective consolidated tax rate for 2004 is expected to approximate 35 percent. This is down from the 2003 rate of 40 percent (exclusive of charges for Yumbes and a fourth-quarter income tax reversal) due to Saskatchewan tax incentives and Canadian statutory rate reductions. In 2004, one-quarter of the consolidated tax rate is anticipated to be current and three-quarters future. The increase in the current tax provision from zero percent in 2003 to 25 percent in 2004 is primarily due to an expected increase in potash operating income. Provincial mining and other resource taxes are expected to approximate $6 per KCl tonne, compared to $8 per KCl tonne in 2003. The decrease from 2003 is largely due to the accelerated depreciation on the Rocanville expansion for profits tax purposes in 2004.

Stock option expense is expected to approximate $11.0 million in 2004, or approximately $0.13 per share, up from $1.0 million in 2003, as it will include a full year’s expense compared to the one month charged in 2003. This non-cash expense is due to our adoption of a new provision of Canadian GAAP. (See Notes 3 and 26 of the consolidated financial statements for more detail.)

Given what we perceive to be positive industry fundamentals, PotashCorp expects our 2004 net income to be in the range of $2.70-$3.50 per share. This annual range of earnings should generate approximately $100 million more in cash from operating activities in 2004 over 2003.

Items that could result in earnings at the lower end of the range include lower potash prices and volumes, lower nitrogen prices and a higher than expected Canadian dollar. Items that could result in earnings at the higher end include a reduction in phosphate operating costs, an

44   PotashCorp 2003 Annual Report

increase in phosphate feed volumes following a recently announced competitor shutdown, a weakening of the Canadian dollar or lower freight rates. The company expects the Canadian dollar to remain flat from the end of the year and has estimated it to approximate 1.2900 for most of 2004.

Several factors could swing our annual earnings projection positively or negatively, including natural gas prices, sulfur prices, spring planting conditions, level of imports, world economic and political conditions and trade patterns of major consumers of potash, phosphate and nitrogen.

INDICATORS TO WATCH
Fertilizer	Feed and Industrial
• Weather and acreage planted
• China’s grain stocks and corn exports
• Crop prices
• US dollar exchange rates
• Ocean freight rates
• Prices for natural gas, sulfur and ammonia
• Russia’s protectionist trade policies versus WTO entry
• India’s reform of DAP subsidies
• Impact of European Union enlargement on Russia’s exports

• Health of US and world economies
• Effect of livestock diseases and restrictions on meat trade
• Possible tightening of restrictions on meat and bone meal in animal feeds
• Consumer spending and inventory levels of vehicles, housing and retail goods

Key Earnings Sensitivities

Earnings of the company’s three nutrient segments are sensitive to a number of factors. The key factors and their approximate effect on EPS based on assumptions comparable to 2003 actuals are shown here.

INPUT COST SENSITIVITIES		Effect on EPS		PRICE AND VOLUME SENSITIVITIES		Effect on EPS
NYMEX natural gas increases by $1/MMBtu	Nitrogen	+0.27	PRICE	Potash changes by $5/tonne		±0.29
				DAP/MAP changes by $5/tonne		±0.09
	Potash	–0.08
				Ammonia increases by $10/tonne	Nitrogen	+0.13
Sulfur changes by $5/long ton	Phosphate	±0.12			Phosphate	–0.04
				Urea changes by $10/tonne		±0.15
Canadian to US dollar changes by $0.01	Canadian operating expenses net of provincial taxes	±0.02
			VOLUME	Potash changes by 100,000 product tonnes		±0.04
	Foreign exchange gain/loss	±0.03		Phosphate changes by 50,000 P2O5 tonnes		±0.11
				Nitrogen changes by 50,000 N tonnes		±0.09

Due to the large volumes of potash sold as compared to DAP/MAP or urea/ammonia, the change in potash prices has a much larger effect on EPS than do the products with lower sales volumes. Changes in potash sales volumes have much less impact due to the additional cost of sales associated with the extra tonnes sold.

The above sensitivities affect cash flow as well, except foreign exchange gain/loss which is primarily non-cash.

Forward-Looking Statements

Certain statements in this annual report and this Management’s Discussion and Analysis of Financial Condition and Results of Operations, including those in the “Outlook” section relating to the period after December 31, 2003, are forward-looking statements subject to risks and uncertainties. A number of factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuation in supply and demand in fertilizer, sulfur, petrochemical and transportation markets; changes in competitive pressures, including pricing pressures; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; fluctuation in costs of distribution and transportation; unexpected geological or environmental conditions; imprecision in resource estimates; the outcome of legal proceedings; changes in government policy and regulation; worldwide political conditions; acquisitions the company may undertake in the future; and the Fertilizer and Feed and Industrial Indicators to Watch as described herein. The company sells to a diverse group of customers both by geography and by end product. Market conditions will vary on a year-over-year basis and sales can be expected to shift from one period to another. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

PotashCorp 2003 Annual Report   45

Market and Industry Data

Some of the market and industry data contained in this annual report and this Management’s Discussion & Analysis of Financial Condition and Results of Operations are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.

Information in the preparation of this annual report is based on statistical data and other material available at February 27, 2004.

Appendix

Sources and Glossary of Terms1

Page 13 Footnotes:

Fact		Reference[2]
1	Geographic Availability of Raw Materials	Source: Fertecon, EIA
2	Cost of New Capacity	Source: Fertecon
3	Greenfield	Definition: New operation built on undeveloped site
4	Greenfield Development Time	Source: Fertecon
5	Producing Countries	Source: Fertecon
6	State- or Subsidy-Controlled	Definitions:
	Production	State-Controlled: Operational control in the hands of the state Subsidy-Controlled: The state provides subsidies that control the economic viability of the operation Source: British Sulphur
7	Consumption	Definition: Consumer end use
8	Expected Long-Term World Fertilizer Consumption	Source: Fertecon * Non-rounded growth rates:
	Growth Rate	Potash: 2.190%; Phosphate: 1.878%; Nitrogen: 2.128%
9	Major Importers	Source: Fertecon
10	Percentage Traded Across Borders	Source: Fertecon
11	Capacity; World Position by Capacity	Source: Fertecon, NRCan, PotashCorp
12	Raw Materials Availability	Source: PotashCorp, EIA (For more information, see Part 1 Description of Business in 2003 Form 10-K)
13	40 Years of Reserves	Note: with existing and known anticipated operations
14	Production Cost Position vs World Producers	Source: British Sulphur; Blue, Johnson
15	Excess Capacity	Source: Fertecon, PotashCorp Definition: Capacity not presently being operated

Page 14 Footnotes:

Fact		Reference
16	North America	Definition: The North American market includes Canada and the United States
17	North American Market Share	Source: Fertecon; Blue, Johnson; PPI; PotashCorp
18	North American Main Customers
	Abbreviated Customer Name	Complete Customer Name
	Astaris Rhodia	Astaris LLC Rhodia Inc.
	BASF	BASF Group
	DSM	DSM Chemicals North America Inc.
19	North American Main Competitors
	Abbreviated Producer Name	Complete Producer Name
	IMC	IMC Global Inc. (NYSE: IGL)
	Agrium	Agrium Inc. (TSX and NYSE: AGU)
	Cargill	Cargill, Incorporated
	Simplot	J.R. Simplot Company
	CF	CF Industries, Inc.
	MissChem (or Mississippi Chemical)	Mississippi Chemical Corporation (over the counter: MSPIQ)
	Koch	Koch Industries, Inc.
	Terra	Terra Industries, Inc. (NYSE: TRA)

20	Offshore	Definition: Offshore markets include all markets except the US and Canada
21	Offshore Market Share	Source: Fertecon, PotashCorp
22	Offshore Main Competitors
	Abbreviated Producer Name	Complete Producer Name
	Belaruskali	PA Belaruskali
	Uralkali	JSC Uralkali
	Silvinit	JSC Silvinit
	Kali & Salz	Kali und Salz GmbH
	Dead Sea Works (or DSW)	Dead Sea Works, Ltd.
	OCP	Office Cherifien des Phosphates
	GCT	The Groupe Chimique Tunisien
	Phosagro	The Phosagro Company
	JPMC	Jordan Phosphate Mines Co.
23	Canpotex	An export company owned by all Saskatchewan producers (PotashCorp, IMC Global and Agrium). Sales through Canpotex are generally allocated pro rata to each producer on the basis of productive capacity. PotashCorp provides approximately 54% of Canpotex product.
24	PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp, IMC Global and Mississippi Chemical. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while IMC Global is responsible for sales of solid fertilizers for members.

Page 15 Footnotes:

Other Producers
Abbreviated Producer Name	Complete Producer Name
IPC	International Potash Company
ICL	Israel Chemicals Limited
SQM	Sociedad Quimica y Minera de Chile S.A.
APC	Arab Potash Company
CVRD	Companhia Vale do Rio Doce
SF Phosphates	SF Phosphates Ltd. Company

Page 18 Footnotes:

Fact		Reference
1	Operating Rate (percent)	Definition: Total production divided by total capacity times 100
2	Demand	Definition: Producers’ home sales plus imports

Page 22 Footnotes:

Fact		Reference
1	Consumption Total World Consumption	Definition: Consumer end use Source: Fertecon, PotashCorp
2	PotashCorp Share of World Production	Source: Fertecon, PotashCorp
3	PotashCorp Operating Rate	Source: PotashCorp
4	Operating Rate (percent)	Definition: Total production divided by total capacity times 100
5	Operating Rate excluding PotashCorp	Source: Fertecon, PotashCorp

46   PotashCorp 2003 Annual Report

Footnotes to the Appendix

1	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

2	Abbreviated Source Name	Complete Source Name and Location
	EIA	Energy Information Administration Washington, DC, USA
	NRCan	Natural Resources Canada Ottawa, ON, Canada
	PPI	Potash & Phosphate Institute Norcross, GA, USA
	PPIC	Potash & Phosphate Institute of Canada Saskatoon, SK, Canada
	Fertecon	Fertecon Limited Tunbridge Wells, Kent, England
	British Sulphur	British Sulphur Corporation Limited London, England
	Overseas Marine Services	Overseas Marine Services New York, NY, USA
	Blue, Johnson	Blue, Johnson & Associates Albuquerque, NM, USA
	IFA	International Fertilizer Industry Association Paris, France
	NYMEX	New York Mercantile Exchange New York, NY, USA
	OANDA	OANDA Corporation New York, NY, USA; Toronto, ON, Canada
	USDA	US Department of Agriculture Washington, DC, USA
	Canpotex	Canpotex Limited Saskatoon, SK, Canada
	Doane	Doane Agricultural Services St. Louis, MO, USA
	The Conference Board	The Conference Board New York, NY, USA

Fertilizer Measures

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

N tonne
Measures the nitrogen content of fertilizers having different chemical analyses

Nutrient tonne
Measures the nutrient weight of potassium, phosphate and nitrogen fertilizers; consists of K2O tonnes, P2O5 tonnes and N tonnes

Product tonne
Standard measure of the weights of all types of potash, phosphate and nitrogen products

Conversion Factors

To Convert:	To:	Multiply By:

Tons, long	pounds	2240.0

Tons, long	metric tonnes	1.0161

Tons, long	short tons	1.2000

Tonnes, metric	pounds	2204.6

Tonnes, metric	long tons	0.9842

Tonnes, metric	short tons	1.1023

Tons, short	pounds	2000.0

Tons, short	long tons	0.8929

Tons, short	metric tonnes	0.9072

Scientific Terms

Nitrogen

NH3	anhydrous ammonia, 82% N (gas, liquid)
HNO3	nitric acid (liquid)
NH4NO3	ammonium nitrate, 34% N (solid, liquid)
CO(NH2)2	urea, 46% N (solid)
UAN	nitrogen solutions, 28-32% N (liquid)

Phosphate

P2O5	phosphoric acid
MGA	merchant grade acid, 54% P2O5 (liquid)
DAP	diammonium phosphate, 46% P2O5 (solid)
MAP	monoammonium phosphate, 52% P2O5 (solid)
SPA	superphosphoric acid, 70% P2O5 (liquid)

Potash

KCl	potassium chloride
K2O	potassium oxide
KNO3	potassium nitrate
NaNO3	sodium nitrate

Nitrogen Production Factors

To produce
1 short ton of:	Requires:

Ammonia	33.5 million Btu of natural gas

Urea solution	0.58 tons of ammonia 0.78 tons of carbon dioxide (CO2)

Urea prills (46% N)	1.01 tons of urea solution

Nitric acid (22% N)	0.29 tons of ammonia

Ammonium nitrate solution	0.80 tons of nitric acid 0.22 tons of ammonia

UAN solution (32% N)	0.45 tons of ammonium nitrate solution 0.35 tons of urea solution

Phosphate Production Factors

To produce
1 short ton of:	Requires:

Sulfuric Acid (100% H2SO4)	0.33 short tons sulfur

Phosphoric Acid (100% P2O5)	2.8 short tons sulfuric acid 3.5-4.0 short tons phosphate rock

Diammonium Phosphate (46% P2O5)	1.175 short tons of wet phosphoric acid (40% P2O5) or 0.47 short tons P2O5 0.23 short tons ammonia or in raw material form:
1.65-1.90 short tons phosphate rock 0.44 short tons sulfur 0.23 short tons ammonia

Triple Super Phosphate	0.4 short tons 70 BPL rock 0.85 short tons 40% P2O5 phosphoric acid

Statistical data calculated by PotashCorp are based on these production and conversion factors.

PotashCorp 2003 Annual Report   47

11 Year Report	for the years ended December 31

	2003	2002	2001	2000	1999	1998	1997(4)	1996	1995(3)	1994(2)	1993(1)
Financial Data (in millions of US dollars except per share amounts)
Net Sales
Potash	619.1	544.5	531.8	582.1	565.6	548.4	508.0	405.5	421.4	365.1	213.1
Phosphate	781.9	636.8	653.6	785.2	846.5	1,012.9	955.6	897.0	412.1	—	—
Nitrogen	1,064.8	747.4	895.4	870.4	654.0	751.3	868.1	108.7	23.0	—	—
Total Net Sales	2,465.8	1,928.7	2,080.8	2,237.7	2,066.1	2,312.6	2,331.7	1,411.2	856.5	365.1	213.1
Gross Margin Potash	203.7	218.0	248.1	307.4	304.2	319.2	261.4	193.0	217.9	161.2	80.7
Phosphate	(16.5)	41.9	64.5	76.8	130.5	230.1	196.6	196.2	87.1	—	—
Nitrogen	193.2	47.4	94.7	104.7	(21.4)	64.8	133.0	2.1	2.3	—	—
Total Gross Margin	380.4	307.3	407.3	488.9	413.3	614.1	591.0	391.3	307.3	161.2	80.7
Depreciation and Amortization
Potash	52.4	46.3	34.1	40.9	37.2	36.2	39.6	38.5	42.1	39.3	29.9
Phosphate	75.7	76.8	72.0	68.1	61.8	59.1	55.1	51.7	28.8	—	—
Nitrogen	89.6	88.0	72.8	66.1	83.5	86.7	69.0	—	—	—	—
Other	9.7	8.0	6.8	11.9	8.6	8.8	6.3	—	—	—	—
Total Depreciation and Amortization	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0	39.3	29.9

Operating (Loss) Income	(55.6)	166.9	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6	97.5	56.9
Net (Loss) Income*(5)	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7
Net (Loss) Income per share – Basic	(2.42)	1.03	2.34	3.78	(7.60)	4.82	5.68	4.59	3.68	2.12	1.13
Net (Loss) Income per share – Diluted	(2.42)	1.03	2.32	3.76	(7.60)	4.79	5.63	4.54	3.64	2.12	1.12
Dividends per share	1.00	1.00	1.00	0.99	0.99	0.96	1.03	1.06	1.06	0.77	0.53
Cash Provided by Operating Activities	381.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8
Working Capital	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1	103.3	37.0
Total Assets	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4
Long-Term Debt	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5	2.0	20.1
Shareholders’ Equity	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9	964.3	903.7

Operating Data (thousands)
Employees at Year-End (actual #)	4,904	5,199	4,997	5,338	5,498	5,744	5,751	4,490	4,579	1,781	1,818
Potash Production (KCI) Tonnage	7,094	6,447	6,128	7,149	6,388	6,995	6,483	5,782	6,071	5,298	3,902
Phosphate Production (P205) Tonnage	1,861	1,512	1,573	2,042	2,124	2,363	2,282	2,096	1,008	—	—
Nitrogen Production (N) Tonnage	2,619	2,990	3,032	2,706	3,138	3,121	2,349	—	—	—	—
Potash Sales – KCI Tonnes	7,083	6,327	6,243	6,912	6,474	6,283	6,640	5,612	5,848	5,569	3,795
Phosphate Sales – Product Tonnes	3,647	2,863	3,045	3,893	4,016	4,627	4,434	4,305	2,206	—	—
Nitrogen Sales – Product Tonnes	6,080	6,391	6,381	6,760	6,705	6,596	5,851	535	115	—	—

(1)	Data for 1993 and thereafter reflect the acquisition of Potash Company of America assets on October 7, 1993.
(2)	The consolidated financial statements of the company for 1994 and prior years have been restated to US dollars using the translation of convenience method. The Canadian dollar amounts for these periods have been converted to US dollars at the exchange rate of US$1.00 = CDN$1.4028.
(3)	Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.
(4)	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.
(5)	There were no extraordinary items nor were there any discontinued operations in any of the accounting periods.

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in some respects from those applicable in the United States. (See Note 34 to the company’s consolidated financial statements.) Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

Additional Information

*	The after-tax effects of charges for asset impairments, plant shutdowns, plant closures and office consolidation are included (as applicable) in the data for 2003, 2000 and 1999 in the amounts of $203.2 million, $1.5 million and $547.1 million, respectively.

48   PotashCorp 2003 Annual Report

Financial Performance Indicators	(in millions of US dollars)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Summary

Net (loss) income	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7
Adjusted net income(1)	76.9	53.6	121.2	199.5	135.1	261.0	297.1	209.0	159.5	91.2	44.7
Net (loss) income per diluted share	(2.42)	1.03	2.32	3.76	(7.60)	4.79	5.63	4.54	3.64	2.12	1.12
Adjusted net income per diluted share(1)	1.46	1.03	2.32	3.79	2.49	4.79	5.63	4.54	3.64	2.12	1.12
EBITDA(2)	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0	387.5	290.6	136.8	86.8
Adjusted EBITDA(2)	417.7	386.0	455.4	508.2	401.8	633.2	612.0	387.5	290.6	136.8	86.8
Cash flow prior to working capital changes(3)	364.5	289.2	345.8	405.1	319.6	556.2	489.3	321.7	242.1	130.9	74.8
Cash provided by operating activities	381.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8
Return on assets	(2.8%)	1.1%	2.6%	4.8%	(10.5%)	5.8%	6.7%	8.4%	6.2%	8.9%	4.3%
Cash flow return(4)	2.6%	6.7%	8.0%	10.8%	(3.5%)	12.6%	12.9%	12.5%	13.6%	10.0%	6.8%
Weighted average cost of capital	7.7	7.0%	7.6%	8.7%	9.1%	8.1%	8.7%	9.9%	8.8%	N/A	N/A
Total shareholder return	37.6%	5.2%	(20.3%)	64.6%	(23.0%)	(21.9%)	(1.1%)	21.4%	111.6%	35.7%	29.2%
Total debt to capital	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.9%	41.5%	—	9.2%
Net debt to capital(5)	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%	—	9.2%

Reconciliations and Calculations

Net (loss) income	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7
Provision for plant shutdowns	123.7	—	—	—	—	—	—	—	—	—	—
Provision for PCS Yumbes	140.5	—	—	—	—	—	—	—	—	—	—
Other provisions for plant closures, office consolidation and asset impairment	—	—	—	24.3	591.6	—	—	—	—	—	—
Gain on the sale of Moab Inc.	—	—	—	(16.3)	—	—	—	—	—	—	—
Tax effect	(61.0)	—	—	(6.5)	(44.5)	—	—	—	—	—	—

Adjusted net income(1)	76.9	53.6	121.2	199.5	135.1	261.0	297.1	209.0	159.5	91.2	44.7

Net (loss) income per diluted share	(2.42)	1.03	2.32	3.76	(7.60)	4.79	5.63	4.54	3.64	2.12	1.12
After-tax effect per diluted share for above provisions	3.88	—	—	0.03	10.09	—	—	—	—	—	—

Adjusted net income per diluted share(1)	1.46	1.03	2.32	3.79	2.49	4.79	5.63	4.54	3.64	2.12	1.12

Net (loss) income	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7
Income taxes	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7	22.9	3.5	3.5
Interest expense	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7	37.2	2.8	8.7
Depreciation and amortization	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0	39.3	29.9

EBITDA(2)	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0	387.5	290.6	136.8	86.8
Impairment charges and non-cash shutdown/closure-related costs, office consolidation costs and the gain on sale of Moab Inc.	245.9	—	—	(5.6)	563.7	—	—	—	—	—	—

Adjusted EBITDA(2)	417.7	386.0	455.4	508.2	401.8	633.2	612.0	387.5	290.6	136.8	86.8

Cash flow prior to working capital changes(3)	364.5	289.2	345.8	405.1	319.6	556.2	489.3	321.7	242.1	130.9	74.8

Accounts receivable	(39.5)	(11.1)	69.9	(52.2)	33.8	48.8	23.5	(7.4)	(48.8)	(14.4)	(6.3)
Inventories	11.8	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)	19.9	2.5	9.3	14.6	(21.9)
Prepaid expenses	11.4	(3.9)	2.3	(3.1)	3.2	(16.6)	3.7	(1.9)	2.5	0.5	(0.3)
Accounts payable and accrued charges	51.6	37.0	(244.6)	137.4	(5.0)	1.3	(72.0)	0.5	1.8	—	—
Current income taxes	(18.3)	23.4	(21.6)	20.6	8.1	(3.8)	3.4	(19.2)	26.6	19.1	3.5

Changes in non-cash operating working capital	17.0	27.2	(270.1)	75.3	24.0	21.8	(21.5)	(25.5)	(8.6)	19.8	(25.0)

Cash provided by operating activities	381.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5	150.7	49.8

PotashCorp 2003 Annual Report   49

Financial Performance Indicators (in millions of US dollars)

Reconciliations and Calculations (continued)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Net (loss) income	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7

Total assets	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4

Return on assets	(2.8% )	1.1%	2.6%	4.8%	(10.5% )	5.8%	6.7%	8.4%	6.2%	8.9%	4.3%

Net (loss) income	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5	91.2	44.7
Income taxes	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7	22.9	3.5	3.5
Interest expense	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7	37.2	2.8	8.7
Cash taxes paid	(22.8)	(4.4)	(41.5)	(13.4)	(5.8)	(19.2)	(41.3)	(32.9)	(6.2)	(1.2)	—
Depreciation and amortization	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0	39.3	29.9

Cash flow(4)	149.0	381.6	413.9	500.4	(167.7)	614.0	570.7	354.6	284.4	135.6	86.8

Total assets	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8	1,027.8	1,036.4
Accumulated depreciation of property, plant and equipment	1,576.2	1,454.7	1,274.3	1,111.8	951.0	812.4	662.0	528.7	454.1	388.4	355.4
Accumulated amortization of goodwill	7.3	7.3	7.3	4.3	1.4	27.4	12.7	0.3	—	—	—
Accounts payable and accrued charges	(380.3)	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)	(348.1)	(180.0)	(199.2)	(60.9)	(34.2)

Adjusted Assets	5,770.5	5,800.6	5,607.5	4,735.9	4,520.1	5,024.4	4,754.2	2,843.4	2,836.7	1,355.3	1,357.6

Average Adjusted Assets	5,785.6	5,704.1	5,171.7	4,628.0	4,772.3	4,889.3	4,436.6	2,840.1	2,096.0	1,356.5	1,284.8

Cash flow return(4)	2.6%	6.7%	8.0%	10.8%	(3.5% )	12.6%	12.9%	12.5%	13.6%	10.0%	6.8%

Weighted average cost of capital	7.7%	7.0%	7.6%	8.7%	9.1%	8.1%	8.7%	9.9%	8.8%	N/A	N/A

End of year closing price (dollars)	86.48	63.59	61.38	78.31	48.19	63.88	83.00	85.00	70.88	34.00	25.63
Beginning of year opening price (dollars)	63.59	61.38	78.31	48.19	63.88	83.00	85.00	70.88	34.00	25.63	20.25

Change in share price (dollars)	22.89	2.21	(16.93)	30.12	(15.69)	(19.12)	(2.00)	14.12	36.88	8.37	5.38

Dividends per share (dollars)	1.00	1.00	1.00	0.99	0.99	0.96	1.03	1.06	1.06	0.77	0.53

Total shareholder return	37.6%	5.2%	(20.3% )	64.6%	(23.0% )	(21.9% )	(1.1% )	21.4%	111.6%	35.7%	29.2%

Short-term debt	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3	—	—	67.9
Current portion of long-term debt	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8	165.9	0.6	3.1
Long-term debt	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5	2.0	20.1

Total debt	1,446.1	1,496.3	1,514.8	908.2	918.9	1,028.6	1,234.6	628.1	880.4	2.6	91.1
Cash and cash equivalents	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—	(40.5)	(16.6)	—

Net debt(5)	1,441.4	1,471.8	1,469.5	808.2	874.9	960.6	1,225.8	628.1	839.9	(14.0)	91.1

Shareholders’ Equity	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9	964.3	903.7

Total debt to capital	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.9%	41.5%	—	9.2%

Net debt to capital(5)	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%	—	9.2%

Current assets	733.9	832.0	819.6	871.7	726.2	774.2	734.5	467.0	501.1	164.7	149.6
Current liabilities	(557.8)	(823.4)	(772.5)	1,020.4	(831.0)	(445.0)	(452.8)	(188.2)	(365.0)	(61.4)	(112.6)

Working capital	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1	103.3	37.0
Cash and cash equivalents	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—	(40.5)	(16.6)	—
Short-term debt	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3	—	—	67.9
Current portion of long-term debt	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8	165.9	0.6	3.1

Non-cash operating working capital	348.9	460.5	502.9	245.8	333.1	356.5	377.5	286.9	261.5	87.3	108.0

(1)	The company’s management uses adjusted net income (net (loss) income adjusted to exclude impairment charges and shutdown/closure-related costs, office consolidation costs and the gain on the sale of Moab Inc.) and adjusted net income per diluted share excluding such items as supplemental financial measures. These measures are used to evaluate PotashCorp’s operating performance and to compare such performance with the company’s historical operating results and the operating results of other companies. The company’s management believes that these measures allow management to consider the ongoing financial performance of the company with respect to short-term patterns and long-term trends without the potentially obscuring effects of impairment charges and shutdown/closure-related costs.

As compared to net income (loss) according to GAAP, these measures are limited by the exclusion of items that have been identified by the company’s impairment and shutdown-related analysis. PotashCorp’s management compensates for these limitations by applying the specific recognition, measurement, presentation and disclosure provisions for such charges and costs as required under GAAP. Management also evaluates such charges and costs through other financial measures such as cash flow provided by operating activities.

For periods in which there was a net loss applicable to common shareholders, any outstanding stock options to purchase the company’s common shares with underlying exercise prices less than the average market prices were excluded from the calculation of diluted net loss per share, as inclusion of these securities would have been anti-dilutive to the net loss per share.

The weighted average number of shares used for calculating adjusted net income per share in 2003, 2000 and 1999 was 52,633,000, 52,703,000 and 54,230,000, respectively.

50   PotashCorp 2003 Annual Report

Financial Performance Indicators

Reconciliations and Calculations (continued)

(2)	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business or the non-cash charges associated with impairments and shutdown-related costs. Management evaluates such charges and costs through other financial measures such as capital expenditures and cash flow provided by operating activities. The company also believes that these measurements are used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

(3)	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in non-cash operating working capital. PotashCorp uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists it in making long-term liquidity assessments. The company also believes that this measurement is used by certain investors and analysts as a measure of liquidity or as a valuation measurement.

(4)	PotashCorp uses cash flow and cash flow return as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures to be one of the best predictors of shareholder value and measures used by the investment community in evaluating the company’s investment decisions. As such, management believes this information to be useful to investors.

(5)	Management believes that net debt and net debt to capital ratio are useful to investors because they are helpful in determining the company’s leverage. We also believe that since we have the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp also believes that this measurement is used by certain investors and analysts as a financial leverage measure.

N/A – not available

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

The preceding information is included for convenience only. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, cash flow prior to working capital changes, cash flow, cash flow return, net debt and net debt to capital are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The company’s management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate PotashCorp’s financial performance using the same measures used by the company’s management. PotashCorp’s management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.

Financial Terms

Total shareholder return = (change in market price per common share + dividends per share) / beginning market price per common share

Book value per share = total shareholders’ equity / number of common shares outstanding

Debt to capital = total debt / (total debt + total shareholders’ equity)

Net debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Cash flow = net income or loss + income taxes + interest – cash taxes paid + depreciation and amortization

Cash flow return = cash flow / average (total assets + accumulated depreciation and amortization – accounts payable and accrued charges)

EBITDA represents earnings (net income or loss) before interest, taxes, depreciation and amortization

Adjusted EBITDA = EBITDA + impairment charges + non-cash shutdown/closure-related costs and office consolidation costs – gain on sale of Moab Inc.

Return on assets = net income or loss / total assets

Average adjusted assets is calculated as the simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except in a year where a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997.

PotashCorp 2003 Annual Report   51

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

Our independent auditors, Deloitte & Touche LLP, provide an objective, independent audit of the consolidated financial statements. Their report for 2003 is included.

The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors – both jointly and separately – to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the audit committee prior to release to shareholders.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

W. Doyle	W. Brownlee
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer
February 6, 2004

Auditors’ Report to the Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and of cash flow for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Saskatoon, Saskatchewan
February 6, 2004	Chartered Accountants

Comments by Auditor on Canada-United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the consolidated financial statements, such as the changes described in Note 3 to Potash Corporation of Saskatchewan Inc.’s consolidated financial statements, or when there is a retroactive restatement such as that described in Note 34. Our report to the shareholders dated February 6, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.

Saskatoon, Saskatchewan
February 6, 2004	Chartered Accountants

52   PotashCorp 2003 Annual Report

Consolidated Statements of Financial Position

as at December 31	in millions of US Dollars
	2003	2002

Assets
Current Assets
Cash and cash equivalents	$4.7	$24.5
Accounts receivable (Note 4)	305.0	267.8
Inventories (Note 5)	395.2	499.3
Prepaid expenses	29.0	40.4

	733.9	832.0
Property, plant and equipment (Note 6)	3,108.1	3,269.9
Other assets (Note 7)	628.3	486.7
Goodwill (Note 8)	97.0	97.0

	$4,567.3	$4,685.6

Liabilities
Current Liabilities
Short-term debt (Note 9)	$176.2	$473.0
Accounts payable and accrued charges (Note 10)	380.3	347.0
Current portion of long-term debt (Note 11)	1.3	3.4

	557.8	823.4
Long-term debt (Note 11)	1,268.6	1,019.9
Future income tax liability (Note 24)	484.2	468.9
Accrued post-retirement/post-employment benefits (Note 13)	194.5	195.4
Accrued reclamation costs (Note 14)	81.3	80.0
Other non-current liabilities and deferred credits	7.1	5.5

	2,593.5	2,593.1

Contingencies (Note 28)

Shareholders’ Equity
Share Capital (Note 15)	1,245.8	1,186.9
Unlimited authorization of common shares without par value; issued and outstanding 53,112,216 and 52,077,648 shares in 2003 and 2002, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed Surplus (Note 16)	265.2	264.2
Retained Earnings	462.8	641.4

	1,973.8	2,092.5

	$4,567.3	$4,685.6

(See Notes to the Consolidated Financial Statements)

Approved by the Board,

Director	Director

PotashCorp 2003 Annual Report   53

Consolidated Statements of Operations and Retained Earnings

for the years ended December 31	in millions of US Dollars except per-share amounts
	2003	2002	2001

Net sales (Note 17)	$2,465.8	$1,928.7	$2,080.8
Cost of goods sold (Note 18)	2,085.4	1,621.4	1,673.5

Gross Margin	380.4	307.3	407.3

Selling and administrative (Note 19)	96.1	91.7	99.7
Provincial mining and other taxes (Note 20)	57.0	68.0	70.0
Provision for plant shutdowns (Note 21)	123.7	—	—
Provision for PCS Yumbes S.C.M. (Note 22)	140.5	—	—
Foreign exchange loss (gain)	51.9	5.5	(13.7)
Other income	(33.2)	(24.8)	(18.4)

	436.0	140.4	137.6

Operating (Loss) Income	(55.6)	166.9	269.7

Interest Expense (Note 23)	91.3	83.1	80.3

(Loss) Income Before Income Taxes	(146.9)	83.8	189.4

Income Taxes (Note 24)	(20.6)	30.2	68.2

Net (Loss) Income	(126.3)	53.6	121.2

Retained Earnings, Beginning of Year	641.4	639.8	570.5

Dividends	(52.3)	(52.0)	(51.9)

Retained Earnings, End of Year	$462.8	$641.4	$639.8

Net (Loss) Income per Share — Basic (Note 25)	$(2.42)	$1.03	$2.34

Net (Loss) Income per Share — Diluted (Note 25)	$(2.42)	$1.03	$2.32

Dividends per Share	$1.00	$1.00	$1.00

(See Notes to the Consolidated Financial Statements)

54   PotashCorp 2003 Annual Report

Consolidated Statements of Cash Flow

for the years ended December 31					in millions of US Dollars
		2003		2002		2001

Operating Activities
Net (loss) income		$(126.3)		$53.6		$121.2
Items not affecting cash
Depreciation and amortization	227.4		219.1		185.7
Loss on disposal of property, plant and equipment	1.0		1.0		0.4
Stock-based compensation	1.0		—		—
Provision for plant shutdowns	118.3		—		—
Provision for PCS Yumbes S.C.M.	127.6		—		—
Foreign exchange on future income tax	35.9		1.0		(8.2)
(Recovery of) provision for future income tax	(20.6)		6.0		47.7
Share of earnings of equity investees	(12.4)		(5.3)		—
Provision for post-retirement/post-employment benefits	9.7		18.2		2.1
Accrued reclamation costs	1.3		(3.0)		(3.7)
Other non-current liabilities and deferred credits	1.6		(1.4)		0.6

Subtotal of items not affecting cash		490.8		235.6		224.6

Changes in non-cash operating working capital
Accounts receivable	(39.5)		(11.1)		69.9
Inventories	11.8		(18.2)		(76.1)
Prepaid expenses	11.4		(3.9)		2.3
Accounts payable and accrued charges	51.6		37.0		(244.6)
Current income taxes	(18.3)		23.4		(21.6)

Subtotal of changes in non-cash operating working capital		17.0		27.2		(270.1)

Cash provided by operating activities		381.5		316.4		75.7

Investing Activities
Additions to property, plant and equipment		(150.7)		(212.2)		(513.7)
Investment in Sociedad Quimica y Minera de Chile S.A. (“SQM”)		—		(23.2)		(130.4)
Investment in Arab Potash Company (“APC”)		(178.3)		—		—
Dividends received from equity investees		4.0		—		—
Additions to other assets		(32.7)		(36.0)		(45.9)

Cash used in investing activities		(357.7)		(271.4)		(690.0)

Cash (deficiency) before financing activities		23.8		45.0		(614.3)

Financing Activities
Proceeds from long-term obligations		250.0		11.2		600.0
Repayment of long-term obligations		(3.4)		(1.3)		(5.8)
Proceeds from short-term debt		—		—		12.2
Repayment of short-term debt		(296.8)		(28.1)		—
Dividends		(52.3)		(52.0)		(51.9)
Issuance of shares		58.9		4.4		5.1

Cash (used in) provided by financing activities		(43.6)		(65.8)		559.6

Decrease in Cash and Cash Equivalents		(19.8)		(20.8)		(54.7)
Cash and Cash Equivalents, Beginning of Year		24.5		45.3		100.0

Cash and Cash Equivalents, End of Year		$4.7		$24.5		$45.3

Supplemental cash flow disclosure
Interest paid		$83.8		$81.2		$79.3
Income taxes paid		$22.8		$4.4		$41.5

(See Notes to the Consolidated Financial Statements)

PotashCorp 2003 Annual Report   55

Notes to the Consolidated Financial Statements

in millions of US Dollars except share and per-share amounts

1.	DESCRIPTION OF BUSINESS

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) – together known as “PotashCorp” or “the company” except to the extent the context otherwise requires – forms an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:

•	Potash

–	five mines and mills and mining rights to potash at a sixth location, all in the province of Saskatchewan
–	one mine and two mills in the province of New Brunswick
–	one plant in Chile that produces sodium nitrate, potassium nitrate and other products

•	Phosphate

–	a mine and processing facility in the state of North Carolina
–	a mine and processing facilities in the state of Florida
–	a processing facility in the state of Louisiana
–	phosphate feed plants in five states and one in Brazil
–	two industrial phosphoric acid plants, in the states of North Carolina and Ohio

•	Nitrogen

–	four plants located in the states of Georgia, Louisiana, Ohio and Tennessee
–	large-scale operations in Trinidad

The company owns or leases approximately 175 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 6,000 rail cars.

PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PotashCorp, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the company’s New Brunswick potash. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen, potassium nitrate and sodium nitrate products. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 34. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As described in Notes 21 and 22, during the year the company approved plans to restructure certain operations. These plans require significant estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows. Although company management believes it has made reasonable estimates consistent with current conditions, internal planning and expected future operations, such estimates are subject to significant uncertainties and judgments. As a result, it is reasonably possible that the amounts reported for asset impairments in connection with these initiatives could be different if the company were to use different assumptions or if conditions were to change in the future. The company is also required to report estimated expenses for employee termination, contract termination and other exit costs. Because such activities are complex processes that can take several months to complete, they involve periodically reassessing estimates. As a result, the company may have to change originally reported estimates when actual payments are made or the activities are completed. The following accounting policies are considered to be significant:

Principles of Consolidation

The consolidated financial statements include the accounts of PotashCorp and its principal operating subsidiaries:

•	PCS Sales (Canada) Inc.
–	PCS Joint Venture, L.P.
•	PCS Sales (USA), Inc.
•	PCS Phosphate Company, Inc.
–	PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)
•	PCS Nitrogen, Inc. (“PCS Nitrogen”)
–	PCS Nitrogen Fertilizer, L.P.
–	PCS Nitrogen Ohio, L.P.
–	PCS Nitrogen Limited
–	PCS Nitrogen Trinidad Limited
•	PCS Cassidy Lake Company (“PCS Cassidy Lake”)
•	PCS Yumbes S.C.M. (“PCS Yumbes”)
•	PCS Fosfatos do Brasil Ltda.

All significant intercompany balances and transactions have been eliminated.

Cash Equivalents

Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Inventories

Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value. Cost for substantially all raw materials and work in process inventories is

56	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

determined using the first in, first out (FIFO) method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost and certain inventories of materials and supplies are valued at the lower of cost and market. Cost for substantially all finished product is determined using the weighted average cost method (see Note 3).

Prepaid Expenses

Prepaid expenses include prepaid freight relating to product inventory stored at warehouse and terminal facilities.

Property, Plant and Equipment

Property, plant and equipment (which includes mine development costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.

Maintenance and repair expenditures, which do not improve or extend productive life, are expensed as incurred.

Depreciation and Amortization

Depreciation and amortization are provided for on a basis and at rates calculated to amortize the cost of the property, plant and equipment over their estimated useful lives. Depreciation and amortization rates for all mine assets (including mine development costs) and potash mills are determined using the units of production method based on the shorter of estimates of deposit or service lives. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 30 years, buildings and improvements 6 to 30 years and machinery and equipment (comprised primarily of plant equipment) 20 to 25 years.

Goodwill

All business combinations are accounted for using the purchase method. Goodwill is carried at cost and represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of businesses acquired. Effective January 1, 2002, goodwill is no longer amortized but is subject to fair value impairment tests on at least an annual basis.

Other Assets

Issue costs of long-term obligations are capitalized to deferred charges and are amortized to interest expense over the term of the related liability.

Preproduction costs are capitalized to deferred charges and represent costs incurred prior to obtaining commercial production at new facilities, net of revenue earned, and are amortized on either a straight-line or units of production basis over 10 years.

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

Rotational plant maintenance costs, which consist primarily of planned major maintenance projects (also known as “turnarounds”), are capitalized when incurred and are amortized over 2 to 4 years.

Asset Impairment

The company reviews long-lived assets and certain identifiable intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets, whereas such assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During 2003, the company recognized certain asset impairment charges as described in Notes 21 and 22. As at December 31, 2003, the company determined that there were no other triggering events requiring additional impairment analysis.

Goodwill impairment is assessed at the reporting unit level at least annually, in April. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

Leases

Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other property, plant and equipment. Gains or losses resulting from sale-leaseback transactions are deferred and amortized in proportion to the amortization of the leased asset. Rental payments under operating leases are expensed as incurred.

Post-Employment and Post-Retirement Benefits

The company offers a number of benefit plans which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans and health, disability, dental and life insurance plans.

The company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Prior service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a

PotashCorp 2003 Annual Report   57

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

settlement of obligations, the curtailment is accounted for prior to the settlement. Actuaries perform valuations on a regular basis to determine the actuarial present value of the accrued pension and other retirement benefits.

Pension expense includes the net of management’s best estimate of the cost of benefits provided, interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and plan amendments.

Defined contribution plan costs are recognized in income for services rendered by employees during the period.

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

Stock-Based Compensation Plans

The company has four stock-based compensation plans, which are described in Note 26. The company accounts for stock options using the fair value method, whereby the fair value of stock options is determined on their grant date and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

Foreign Exchange Transactions

The company’s functional currency is the US dollar.

Canadian dollar operating transactions are translated to US dollars at the average exchange rate for the previous month. Trinidad dollar operating transactions are translated to US dollars at the average exchange rate for the period. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the translation of convenience method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction. Translation exchange gains and losses of integrated foreign operations are reflected in income.

Derivative Financial Instruments

Derivative financial instruments are used by the company to manage its exposure to exchange rate and commodity price fluctuations. The company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The company enters into forward exchange contracts in respect of its Canadian dollar requirements for operating and capital expenditures. These contracts are not designated as hedging instruments for accounting purposes. Accordingly, any gains or losses are currently recognized in income.

The company enters into natural gas futures, swaps and option agreements to manage the cost of natural gas. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific forecast transactions.

The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value of hedged items.

Gains or losses resulting from changes in the fair value of natural gas hedging transactions which have not yet been settled are not recognized, as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses arising from hedging transactions that have been settled, terminated or cease to be effective prior to maturity are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales.

The company regularly evaluates its unrecognized or deferred gains and losses on these derivatives from a net realizable value of inventory perspective and establishes appropriate provisions, if necessary.

Revenue Recognition

Sales revenue is recognized when the product is shipped or a service is performed, the sales price is determinable, and collectability is reasonably assured. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales which are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.

Natural Gas Operations

The company follows the full-cost method of accounting, whereby all costs associated with the exploration for and development of natural gas reserves are capitalized in one Canadian cost center. These costs include land acquisitions, drilling of productive, non-productive and dry or abandoned wells, geological and geophysical surveys and administrative expenses directly related to exploration and development activities. Costs associated with dry or abandoned wells are charged to the full-cost pool and subjected to depletion. Depletion is calculated using the units of production method based on estimated gross proved natural gas reserves as evaluated by independent engineers.

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

58	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, the company changed the method of determining cost for substantially all finished product inventories from the first in, first out method to the weighted average cost method. This change was made to more closely align product costing with product movement. This change in accounting policy had no significant effect on the company’s results of operations or financial position for any of the periods presented.

Effective December 15, 2003, the company adopted the fair value recognition provisions recommended by the Canadian Institute of Chartered Accountants (“CICA”) in Section 3870, “Stock-based Compensation and Other Stock-based Payments”, prospectively to all employee awards (of the type previously not accounted for at fair value) granted, modified or settled after January 1, 2003. Under the transitional provisions of Section 3870, stock-based compensation expense has not been recorded on any stock option awards granted by the company prior to January 1, 2003 (see Note 26).

4. ACCOUNTS RECEIVABLE

		2003	2002

Trade accounts	– Canpotex	$28.3	$36.3
	– Other	244.8	212.4
Non-trade accounts		36.8	25.1

		309.9	273.8
Less allowance for doubtful accounts		(4.9)	(6.0)

		$305.0	$267.8

5. INVENTORIES

	2003	2002

Finished product	$160.7	$165.0
Materials and supplies	108.0	123.5
Raw materials	54.1	44.6
Work in process	72.4	166.2

	$395.2	$499.3

During the year, the company recorded inventory writedowns of $62.9 (see Notes 21 and 22).

6. PROPERTY, PLANT AND EQUIPMENT

	2003

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$225.7	$38.6	$187.1
Buildings and improvements	469.0	164.9	304.1
Machinery and equipment	3,856.4	1,317.2	2,539.2
Mine development costs	133.2	55.5	77.7

	$4,684.3	$1,576.2	$3,108.1

	2002

		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$225.4	$34.1	$191.3
Buildings and improvements	451.3	210.7	240.6
Machinery and equipment	3,920.9	1,160.9	2,760.0
Mine development costs	127.0	49.0	78.0

	$4,724.6	$1,454.7	$3,269.9

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative was

$193.9 (2002 – $188.2; 2001 – $170.4). During the year, the company recorded an impairment charge of $117.6 relating to certain assets (see Notes 21 and 22). Interest capitalized to property, plant and equipment during the year was $1.5 (2002 – $4.2).

7. OTHER ASSETS

	2003	2002

Deferred charges – net of accumulated amortization of $34.0 (2002 – $21.3)	$77.0	$152.2
Prepaid pension costs	22.2	16.3
Investments at equity
APC – 26 percent ownership; quoted market value of $141.5	181.5	—
SQM – 20 percent ownership; quoted market value of $234.2 (2002 – $130.1)	164.7	158.9
Other	17.0	17.5
Investments at cost
ICL – 9 percent ownership	92.8	92.8
Rotational plant maintenance costs – net of accumulated amortization of $33.2 (2002 –$29.5)	14.8	29.5
Other	58.3	19.5

	$628.3	$486.7

During the year, the company recorded an impairment charge of $65.4 relating to certain deferred charges (see Notes 21 and 22).

On October 16, 2003, the company acquired 26 percent of the issued and outstanding common shares of APC from Jordan Investment Company (“JIC”). APC, a publicly listed company in Jordan, produces potash from the Dead Sea and has 2 million tonnes of annual capacity. The purchase price was $178.3 and was financed by short-term debt. The company has accounted for the investment by the equity method. The difference between the acquisition cost and the underlying net book value of APC’s assets at the date of purchase was $75.7. These amounts related principally to property, plant and equipment and are being amortized on a straight-line basis over the estimated useful lives of the underlying assets acquired. Subsequent to the acquisition, APC is 26.9 percent held by JIC, 26 percent held by the company, 21 percent held by Arab Mining Company, and the remainder of APC shares are held by other governments, banks and individual investors.

Amortization of deferred charges and rotational plant maintenance costs included in cost of goods sold and in selling and administrative was $33.5 (2002 – $30.9; 2001 – $12.3).

Included in other income is the company’s share of earnings of equity investees of $12.4 (2002 – $5.3; 2001 – $NIL).

8. GOODWILL

	2003	2002

Cost	$104.3	$104.3
Accumulated amortization	7.3	7.3

	$97.0	$97.0

In 2003 there was no amortization of goodwill included in selling and administrative (2002 – $NIL; 2001 – $3.0).

9. SHORT-TERM DEBT

Short-term debt was $176.2 at December 31, 2003 (2002 – $473.0). The weighted average interest rate on this debt was 1.43 percent (2002 – 1.70 percent). The company had an unsecured line of credit

PotashCorp 2003 Annual Report   59

9. SHORT-TERM DEBT (CONTINUED)

available for short-term financing (net of letters of credit of $18.5 and direct borrowings of $11.2) in the amount of $45.3 at December 31, 2003 (2002 – $134.5). In addition, the company is authorized to borrow a further $323.8 under its commercial paper program.

The line of credit is subject to financial tests and other covenants. The principal covenants require a debt to capital ratio of less than or equal to 0.55:1, a long-term debt to EBITDA (defined in the agreement as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $590.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2003.

10. ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2003	2002

Trade accounts	$259.8	$218.4
Accrued environmental	18.7	18.6
Accrued interest	16.1	8.6
Accrued compensation	27.7	37.2
Current portion post-retirement/post-employment benefits	15.3	3.5
Income taxes	29.4	47.7
Dividends	13.3	13.0

	$380.3	$347.0

11. LONG-TERM DEBT

	2003	2002

Industrial Revenue and Pollution
Control Obligations	$9.0	$11.4
Adjustable Rate Industrial Revenue and Pollution Control Obligations bearing interest at an average rate of 1.166% (2002 average – 1.725%) and maturing in 2005. There are no sinking fund requirements prior to maturity. These loans are secured by bank letters of credit.

Notes Payable
7.125% notes payable June 15, 2007.	400.0	400.0
7.75% notes payable May 31, 2011.	600.0	600.0
4.875% notes payable March 1, 2013.	250.0	—
There are no sinking fund requirements prior to maturity. These notes were issued under US shelf registration statements covering up to $2,000.0 of debt securities. The notes are unsecured.
Other	10.9	11.9

	1,269.9	1,023.3
Less current maturities	1.3	3.4

	$1,268.6	$1,019.9

The company has entered into back-to-back loan arrangements involving certain financial assets and financial liabilities. It has presented financial assets of $310.1 and financial liabilities of $316.0 on a net basis because a legal right to set-off exists, and the company intends to settle on a net basis. Other long-term debt in the above table includes a net financial liability of $5.9 (2002 – $5.9) pursuant to these arrangements.

The company has a syndicated credit facility, renewable annually, which provides for unsecured advances of up to $750.0 (less the amount of commercial paper outstanding). As at December 31, 2003, no amounts were outstanding and $573.8 was available under the facility. Principal covenants under the credit facility require a debt to capital ratio of less than or equal to 0.55:1, a long-term debt to EBITDA (defined in the agreement as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $590.0. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. Neither the Industrial Revenue and Pollution Control Obligations nor the other long-term debt instruments are subject to any financial test covenants but each is subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for acceleration of other debt of $25.0 or more. Non-compliance with any of the above covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2003.

Long-term debt at December 31, 2003 will mature as follows:

2004	$1.3
2005	10.3
2006	1.3
2007	400.6
2008	0.3
Subsequent years	856.1

$1,269.9

12. COMMITMENTS

Lease Commitments

The company has long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2020 (excluding mineral leases). Rental expense for operating leases for the years ended December 31, 2003, 2002 and 2001 was $39.9, $41.2 and $56.7, respectively.

Purchase Commitments

The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on the market prices as at December 31, 2003.

The company’s Trinidad subsidiaries have entered into long-term natural gas contracts with the National Gas Company of Trinidad. The contracts provide for prices that vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table below are based on floor prices and minimum purchase quantities.

The company also has a long-term agreement for the purchase of phosphate rock used at the Geismar facility. This agreement set base prices (less volume discounts) through to December 2003. Prices in

60	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

12. COMMITMENTS (CONTINUED)

subsequent years are subject to renegotiation. The commitments included in the table below are based on the expected purchase quantity and the set base prices (less applicable discounts).

Other Commitments

Other operating commitments consist of amounts relating to an acid storage agreement that is in effect until 2004, the company’s Rocanville expansion and compactor upgrade project through 2005, contracts to purchase limestone that run through 2007 and various rail freight contracts, the latest of which expire in 2010.

Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Other
	Leases	Commitments	Commitments

2004	$69.6	$152.0	$18.4
2005	58.9	98.1	11.6
2006	49.0	91.8	9.1
2007	42.7	91.8	9.1
2008	24.6	79.9	8.4
Thereafter	136.0	531.9	12.6

Total	$380.8	$1,045.5	$69.2

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS

Canada

Substantially all employees of the company are participants in either a defined contribution or a defined benefit pension plan.

The company has established a supplemental retirement income plan for senior management which is unfunded, non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.

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

All Pension Plans

The components of net pension expense for the company’s pension plans, computed actuarially, were as follows:

	2003	2002	2001

Service cost for benefits earned during the year	$12.2	$12.0	$10.2
Interest cost on projected benefit obligations	29.6	28.1	27.6
Expected return on plan assets	(30.4)	(31.9)	(30.1)
Amortization of net loss	5.1	0.7	—

Net pension expense	$16.5	$8.9	$7.7

Significant actuarial assumptions used in measuring the benefit obligation and net pension expense for the company’s funded plans were as follows (weighted average assumptions as of December 31):

	2003	2002	2001

Discount rate – obligation	6.10%	6.50%	7.25%
Discount rate – expense	6.50%	7.25%	7.50%
Long-term rate of return on assets	8.50%	9.00%	9.00%
Rate of increase in compensation levels	4.00%	4.00%	4.50%

The company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term rate of return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

Other Post-Retirement Plans

The company provides certain contributory health care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded with benefits subject to change.

The components of this expense, computed actuarially, were as follows:

	2003	2002	2001

Service cost for benefits earned during the year	$5.5	$4.1	$3.6
Interest cost on projected benefit obligations	12.9	13.9	11.1
Amortization of net loss	2.0	—	—

Net post-retirement expense	$20.4	$18.0	$14.7

Significant actuarial assumptions used in measuring the post-retirement benefit obligation and expense were as follows (weighted average assumptions as of December 31):

	2003	2002	2001

Discount rate – obligation	6.10%	6.50%	7.25%
Discount rate – expense	6.50%	7.25%	7.50%
Initial health care cost trend rate	6.00%	10.00%	9.00%
Ultimate health care cost trend rate	6.00%	6.00%	6.00%

Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 4.5 percent for recent and future retirees. Any cost increases in excess of this amount will be funded by increased retiree contributions.

If the health care cost trend rate was increased by 1.0 percentage point, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

	2003	2002	2001

Accumulated post-retirement benefit obligation	$36.3	$35.0	$30.1
Aggregate of service and interest cost	3.8	3.3	2.7

PotashCorp 2003 Annual Report   61

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS (CONTINUED)

If the health care cost trend rate was decreased by 1.0 percentage point, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have decreased as follows:

	2003	2002	2001

Accumulated post-retirement benefit obligation	$31.7	$28.7	$24.7
Aggregate of service and interest cost	3.1	2.7	2.1

All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions of up to 15 percent of salary. The company’s matching contributions of up to 5 percent of salary were $3.4 and $5.0 for 2003 and 2002, respectively. All of the company’s Canadian salaried employees participated in the PCS Inc. Savings Plan until June 30, 2003. The company’s contributions in 2003 were $0.9 (2002 – $1.5).

The company uses a December 31 measurement date for the majority of its plans. The change in benefit obligations and change in plan assets for the above pension and post-retirement/post-employment plans were as follows:

			Post-retirement/
	Pension		Post-employment

	2003	2002	2003	2002

Change in Benefit Obligations
Balance, beginning of year	$449.2	$392.0	$208.3	$182.8
Service cost	12.2	12.0	5.5	4.1
Interest cost	29.6	28.1	12.9	13.9
Participants’ contributions	0.3	0.3	—	—
Actuarial loss	27.3	37.0	25.7	12.3
Foreign exchange rate changes	6.4	—	—	—
Amendments	2.3	1.8	(14.0)	—
Benefits paid	(24.9)	(22.0)	(7.7)	(4.8)

Balance, end of year	502.4	449.2	230.7	208.3

Change in Plan Assets
Fair value, beginning of year	318.5	352.7	—	—
Actual return on plan assets	73.6	(17.8)	—	—
Employer contributions	23.3	5.2	7.7	4.8
Participants’ contributions	0.3	0.4	1.8	1.8
Foreign exchange rate changes	3.4	—	—	—
Valuation allowance	(2.0)	—	—	—
Benefits paid	(24.9)	(22.0)	(9.5)	(6.6)

Fair value, end of year	392.2	318.5	—	—

Funded Status	(110.2)	(130.7)	(230.7)	(208.3)
Unamortized net actuarial loss	86.1	109.7	70.5	49.7
Unamortized prior service cost	4.4	1.0	(15.3)	(4.0)
Unamortized transitional obligation	7.6	—	—	—

Accrued post-retirement/post-employment benefits	$(12.1)	$(20.0)	$(175.5)	$(162.6)

Amounts recognized in the Statements of Financial Position consist of:
Current and long-term liabilities	$(25.4)	$(36.3)	$(184.4)	$(162.6)
Other assets	13.3	16.3	8.9	—

	$(12.1)	$(20.0)	$(175.5)	$(162.6)

The accumulated benefit obligation for all defined benefit pension plans was $439.6 and $404.1 at December 31, 2003 and 2002, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

			Post-retirement/
	Pension		Post-employment

	2003	2002	2003	2002

Projected benefit obligation	$460.1	$431.1	$—	$—
Accumulated benefit obligation	411.4	386.0	230.7	208.3
Fair value of plan assets	355.0	289.7	—	—

62	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

13. POST-RETIREMENT/POST-EMPLOYMENT BENEFITS (CONTINUED)

Plan Assets

Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31, 2003:

Asset Category	2003	2002

Equity securities	67%	61%
Debt securities	32%	38%
Other	1%	1%

Total	100%	100%

The company employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments.

Furthermore, equity investments are diversified across US and non-US stocks, as well as growth, value, and small and large capitalizations. US equities also are diversified across actively managed and passively invested portfolios. The company has a small allocation to an equity real estate fund that is in liquidation. Other assets such as private equity and hedge funds are not used at this time. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Approximately $21.4 is expected to be contributed by the company to the pension plans during 2004.

14. ENVIRONMENTAL COSTS

The major categories of environmental expenditures include reclamation and restoration costs at the company’s mining operations (most particularly phosphate mining), including management of mining byproducts such as gypsum and various mine tailings, the cost of regulatory compliance and environmental management related to ongoing operations other than mining, and costs related to site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operation of real property and facilities.

Reclamation and Restoration Costs

Site restoration and reclamation costs have been accrued for various sites. At December 31, 2003, the company had accrued the following amounts for site reclamation and restoration: $26.1 (2002 – 26.1) for the Aurora facility, $52.3 (2002 – 51.0) for the White Springs facility and $4.4 (2002 – 3.9) for the Cassidy Lake facility. The current portion of restoration and reclamation costs accrued in 2003 totalled $3.5 (2002 – 3.0). These amounts represent the company’s current estimate of potential site restoration and reclamation costs. The expenditures are generally incurred over an extended period of time.

During the year, the company incurred $0.7 (2002 – $NIL) in capital expenditures relating to reclamation and restoration activities.

Annual environmental expenditures for reclamation and restoration during the years ended December 31, 2003, 2002 and 2001 were $14.4, $13.8 and $19.2, respectively.

Gypsum Stack Costs

Production of phosphoric acid also produces gypsum, which is normally placed in above-ground storage areas called gypsum stacks. In Florida, regulations require companies to “cap” the gypsum stacks in order to reduce seepage into groundwater when such stacks reach their design capacity, which exceeds the projected operating life of the facility, or if groundwater standards are not being met. The company expects to be allowed to continue using the three gypsum stacks at the White Springs facility for their remaining useful lives. The company also has gypsum stacks at the Aurora facility in North Carolina and the Geismar facility in Louisiana. In North Carolina, on exhaustion of the mine’s phosphate reserves, disposition of the remaining gypsum must comply with the laws in effect at that time. The inactive portions of the gypsum stacks at the Geismar facility are capped and have water management systems in place.

At December 31, 2003, $33.3 (2002 – $33.3) of the above-described accrued reclamation costs relates to the gypsum stack capping, closure and post-closure operating and maintenance requirements applicable to the White Springs facility under Florida law, and $21.1 (2002 – $21.1) of the amount accrued is applicable to the North Carolina facility. The amounts pertaining to Louisiana are not material.

Site Assessment and Remediation Costs

The company has accrued assessment costs, including legal and consulting fees, and remediation costs related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ business in the amount of $14.9 (2002 – $15.3) for certain PCS Joint Venture facilities, $0.3 (2002 – $0.3) for various sulfur facilities and $2.0 (2002 – $2.0) for the phosphate business. The current portion of these costs totalled $15.2 (2002 – $15.6).

Environmental Operating Costs and Capital Expenditures

The company’s operating expenses, other than reclamation and restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $59.0 (2002 – $52.7; 2001 – $49.2). These amounts include environmental operating expenses related to the production of phosphoric acid, fertilizer, feed and other products.

The company routinely undertakes environmental capital projects. In 2003, capital expenditures of $12.1 (2002 – $15.0) were incurred to meet pollution prevention and control objectives and $0.3 (2002 – $0.5) to meet other environmental objectives.

15. SHARE CAPITAL

Authorized:

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

PotashCorp 2003 Annual Report   63

15. SHARE CAPITAL (CONTINUED)

Issued:	2003	2002	2001
	Consideration	Consideration	Consideration

Issued, beginning of year	$1,186.9	$1,182.5	$1,177.4
Shares issued under option	58.7	4.3	4.9
Shares issued for dividend reinvestment plan	0.2	0.1	0.2

Issued, end of year	$1,245.8	$1,186.9	$1,182.5

Issued:	2003	2002	2001
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	52,077,648	51,952,482	51,840,572
Shares issued under option	1,030,850	121,900	108,400
Shares issued for dividend reinvestment plan	3,718	3,266	3,510

Issued, end of year	53,112,216	52,077,648	51,952,482

16. CONTRIBUTED SURPLUS

	2003	2002

Balance, beginning of year	$264.2	$264.2
Compensation expense relating to stock option awards	1.0	—

Balance, end of year	$265.2	$264.2

17. SEGMENT INFORMATION

The company has three reportable business segments: potash, phosphate and nitrogen. All three segments produce fertilizers for sale to agricultural customers. In addition, in 2003, approximately 55 percent of nitrogen net sales and 46 percent of phosphate net sales were from feed and industrial products. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment net sales are made under terms that approximate market value.

	2003

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$619.1	$781.9	$1,064.8	$—	$2,465.8
Inter-segment net sales	6.0	9.4	67.8	—	—
Gross margin	203.7	(16.5)	193.2	—	380.4
Depreciation and amortization	52.4	75.7	89.6	9.7	227.4
Provision for plant shutdowns	—	4.9	118.8	—	123.7
Provision for PCS Yumbes	140.5	—	—	—	140.5
Investments, at equity	181.5	—	17.0	164.7	363.2
Goodwill	—	—	96.6	0.4	97.0
Assets	1,240.1	1,541.3	1,479.1	306.8	4,567.3
Expenditures for segment capital assets	50.9	51.0	44.1	4.7	150.7

	2002

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$544.5	$636.8	$747.4	$—	$1,928.7
Inter-segment net sales	6.4	6.4	24.6	—	—
Gross margin	218.0	41.9	47.4	—	307.3
Depreciation and amortization	46.3	76.8	88.0	8.0	219.1
Investments, at equity	—	—	17.5	158.9	176.4
Goodwill	—	—	96.6	0.4	97.0
Assets	1,198.4	1,577.0	1,602.4	307.8	4,685.6
Expenditures for segment capital assets	35.5	126.3	47.0	3.4	212.2

	2001

	Potash	Phosphate	Nitrogen	All others	Consolidated

Net sales — third party	$531.8	$653.6	$895.4	$—	$2,080.8
Inter-segment net sales	7.1	6.0	37.6	—	—
Gross margin	248.1	64.5	94.7	—	407.3
Depreciation and amortization	34.1	72.0	72.8	6.8	185.7
Investments, at equity	—	—	17.8	—	17.8
Goodwill	—	—	96.6	0.4	97.0
Assets	1,203.3	1,471.2	1,640.0	282.8	4,597.3
Expenditures for segment capital assets	34.7	61.1	413.8	4.1	513.7

64	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

17. SEGMENT INFORMATION (CONTINUED)

Financial information by geographic area is summarized in the following table:

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2003
Net sales to customers outside the company
Canada	$36.1	$79.6	$—	$—	$115.7
United States	205.1	1,272.6	314.7	8.8	1,801.2
PhosChem	—	80.8	—	—	80.8
Canpotex	260.6	—	—	—	260.6
Other	75.6	42.3	45.8	43.8	207.5

	$577.4	$1,475.3	$360.5	$52.6	$2,465.8

Operating income (loss)	$97.8	$(82.7)	$91.4	$(162.1)	$(55.6)

Capital assets and goodwill	$786.2	$1,745.6	$604.7	$68.6	$3,205.1

2002
Net sales to customers outside the company
Canada	$23.7	$70.1	$—	$—	$93.8
United States	200.2	995.9	175.3	6.0	1,377.4
PhosChem	—	34.4	—	—	34.4
Canpotex	241.2	—	—	—	241.2
Other	59.5	52.0	43.9	26.5	181.9

	$524.6	$1,152.4	$219.2	$32.5	$1,928.7

Operating income (loss)	$145.6	$17.8	$20.5	$(17.0)	$166.9

Capital assets and goodwill	$778.0	$1,875.3	$627.9	$85.7	$3,366.9

2001
Net sales to customers outside the company
Canada	$24.0	$62.8	$—	$—	$86.8
United States	212.7	1,075.9	239.3	—	1,527.9
PhosChem	—	65.3	—	—	65.3
Canpotex	237.6	—	—	—	237.6
Other	55.7	60.0	33.8	13.7	163.2

	$530.0	$1,264.0	$273.1	$13.7	$2,080.8

Operating income	$175.4	$34.0	$59.8	$0.5	$269.7

Capital assets and goodwill	$783.4	$1,823.1	$652.2	$83.9	$3,342.6

18. COST OF GOODS SOLD

The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes, and depreciation and amortization.

19. SELLING AND ADMINISTRATIVE

The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services and depreciation and amortization.

20. PROVINCIAL MINING AND OTHER TAXES

Provincial mining and other taxes consist of:

	2003	2002	2001

Potash Production Tax	$35.8	$47.7	$47.9
Saskatchewan corporate capital taxes and other	21.2	20.3	22.1

	$57.0	$68.0	$70.0

21. PROVISION FOR PLANT SHUTDOWNS

Memphis and Geismar Nitrogen Operations

In June 2003, the company indefinitely shut down its Memphis, Tennessee plant and suspended production of ammonia and nitrogen solutions at its Geismar, Louisiana facilities due to high US natural gas costs and low product margins. In August 2003, company management determined that there were no immediate intentions of restarting the unprofitable plants.

The company determined that all employee positions pertaining to the affected operations would be eliminated and recorded $4.8 in connection with costs of special termination benefits. The number of employees terminated as a result of the shutdowns was 187, of whom 184 left the company as of December 31, 2003. The company has made payments relating to the terminations totalling $2.7. All workforce reduction costs pertaining to the 187 employees are expected to be paid by December 31, 2004.

In connection with the shutdowns, management conducted an assessment of the recoverability of the long-lived assets in its nitrogen operations. As a result of its review, management determined that the carrying amounts of the long-lived assets at the Memphis and

PotashCorp 2003 Annual Report   65

21. PROVISION FOR PLANT SHUTDOWNS (CONTINUED)

Geismar nitrogen facilities were not fully recoverable, and an impairment loss of $101.6, equal to the amount by which the carrying amount of the facilities’ asset groups exceeded their respective fair values, should be recognized. Of the total impairment charge, $100.6 related to property, plant and equipment and $1.0 related to other assets. For purposes of the impairment measurement, fair value was determined based on the present value of expected future net cash flows.

As part of its review, management also determined that a writedown of certain parts inventories at these plants in the amount of $12.4 was required.

In addition to the costs described above, management expects to incur other shutdown-related costs of approximately $11.1 and nominal annual expenditures for site security and other maintenance costs. These amounts have not been recorded in the consolidated financial statements as of December 31, 2003. Such costs will be recognized and recorded in the period in which they are incurred.

Kinston Phosphate Feed Plant

The phosphate feed plant at Kinston, North Carolina ceased operations in the first quarter of 2003. In that quarter, the company recorded $0.6 for costs of special termination benefits for Kinston employees, $0.3 for parts inventory writedowns and $1.3 for long-lived asset impairment charges. In lieu of full plant closure, the company operated the facility as a warehouse. In the third quarter of 2003, company management determined that the cost of operating Kinston as a stand-alone warehouse was uneconomical. This decision triggered a further review by management of the carrying amounts of the plant’s long-lived assets. As a result of this review, management determined that the carrying amounts of such assets were not recoverable, and an additional impairment charge of $2.7, equal to the amount by which the carrying amount of the plant’s long-lived assets exceeded their fair value, should be recognized. For purposes of the impairment measurement, fair value was determined based on the present value of expected future net cash flows.

The following table summarizes, by reportable segment, the total amount of costs incurred to date and the total costs expected to be incurred in connection with the plant shutdowns described above:

	Costs	Total Costs
	Incurred	Expected to
	Year-to-Date	be Incurred

Nitrogen Segment
Employee termination and related benefits	$4.8	$4.8
Writedown of parts inventory	12.4	12.4
Asset impairment charges	101.6	101.6
Other related exit costs	—	11.1

	118.8	129.9

Phosphate Segment
Employee termination and related benefits	0.6	0.6
Writedown of parts inventory	0.3	0.3
Asset impairment charges	4.0	4.0

	4.9	4.9

	$123.7	$134.8

The following table summarizes, by reportable segment, the costs accrued as of December 31, 2003 in connection with the plant shutdowns described above:

	Costs Incurred	Cash	Non-cash	Accrued Balance
	Year-to-Date	Payments	Settlements	at December 31

Nitrogen Segment
Employee termination and related benefits	$4.8	$(2.7)	$—	$2.1
Writedown of parts inventory	12.4	—	(12.4)	—
Asset impairment charges	101.6	—	(101.6)	—

	118.8	(2.7)	(114.0)	2.1

Phosphate Segment
Employee termination and related benefits	0.6	(0.1)	—	0.5
Writedown of parts inventory	0.3	—	(0.3)	—
Asset impairment charges	4.0	—	(4.0)	—

	4.9	(0.1)	(4.3)	0.5

	$123.7	$(2.8)	$(118.3)	$2.6

22. PROVISION FOR PCS YUMBES S.C.M.

On August 27, 2003, the company provided to SQM an irrevocable option to acquire PotashCorp’s interest in PCS Yumbes. Acquired in 1999, PCS Yumbes holds mining concessions on certain sodium nitrate deposits in the Atacama Desert in northern Chile and is a producer of potassium nitrate, sodium nitrate and iodine. The option was exercised on November 20, 2003, at which time the parties entered into a share purchase agreement under which SQM is to acquire the shares of PCS Yumbes for an aggregate purchase price of $35.0 (including the price of the option), subject to adjustments.

Under the terms of the share purchase agreement, and prior to the sale closing, PCS Yumbes will continue to operate the facility and expeditiously liquidate the inventory of nitrates. All other working capital is to be fully realized or discharged (as applicable) by the company prior to closing, which will occur no later than the end of 2004.

Upon entering the option agreement, management commenced an assessment of the recoverability of the long-lived assets of the PCS Yumbes operations. As a result of its review, management determined that the carrying amounts of PCS Yumbes’ long-lived assets were not recoverable

66	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

22. PROVISION FOR PCS YUMBES S.C.M. (CONTINUED)

and recorded an impairment charge of $77.4, equal to the amount by which the carrying amount of the asset group exceeded fair value. Of the total impairment charge, $13.0 related to property, plant and equipment, $63.9 related to deferred preproduction costs and $0.5 related to deferred acquisition costs. For purposes of the impairment measurement, fair value was determined in reference to the commercial agreement described above.

As part of this review, management also determined that a reduction in the carrying amount of certain non-parts inventory equal to $50.2 was required, due to the need to liquidate all inventories that would not be transferred to SQM under the agreement.

The company has determined that all employee positions at PCS Yumbes will be eliminated by December 31, 2004. Accordingly, the company has recorded a provision of $1.8 pertaining to contractual termination benefits to be paid, primarily under Chilean law. As of December 31, 2003, approximately 111 of the employees had left the company, and the company had made contractual payments relating to these terminations totalling $0.6. The remaining 113 employees are expected to leave the company by December 31, 2004, and all remaining workforce reduction costs are expected to be paid by that date.

In September 2003, the company incurred early termination penalties in respect of certain PCS Yumbes contractual arrangements. The company recorded a provision of $11.1 in respect of these contract termination costs and $0.6 remained to be paid by December 31, 2003. The following table summarizes the total amount of costs incurred to date, and the total costs expected to be incurred in connection with PCS Yumbes as described above:

	Costs	Total Costs
	Incurred	Expected to
	Year-to-Date	be Incurred

Potash Segment
Contract termination costs	$11.1	$11.1
Employee termination and related benefits	1.8	1.8
Writedown of non-parts inventory	50.2	50.2
Asset impairment charges	77.4	77.4

	$140.5	$140.5

The following table summarizes the costs accrued as of December 31, 2003 in connection with PCS Yumbes as described above:

	Costs Incurred	Cash	Non-cash		Accrued Balance
	Year-to-Date	Payments	Settlements	Adjustments	at December 31

Potash Segment
Contract termination costs	$11.1	$(8.8)	$—	$(1.7)	$0.6
Employee termination and related benefits	1.8	(0.6)	—	—	1.2
Writedown of non-parts inventory	50.2	—	(50.2)	—	—
Asset impairment charges	77.4	—	(77.4)	—	—

	$140.5	$(9.4)	$(127.6)	$(1.7)	$1.8

23. INTEREST EXPENSE

	2003	2002	2001

Interest on
Short-term debt	$3.6	$8.0	$21.9
Long-term debt	87.7	75.1	58.4

	$91.3	$83.1	$80.3

PotashCorp 2003 Annual Report   67

24.	INCOME TAXES

As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to (loss) income before income taxes as follows:

	2003	2002	2001

(Loss) income before income taxes
Canada	$16.3	$56.8	$96.8
United States	(86.3)	21.5	32.1
Trinidad	80.6	20.5	59.8
Other	(157.5)	(15.0)	0.7

	$(146.9)	$83.8	$189.4

Federal and provincial statutory tax rates	44.36%	46.12%	46.12%

Tax at statutory rates	$(65.2)	$38.7	$87.3
Adjusted for the effect of:
Writedown of PCS Yumbes	50.8	—	—
Net non-deductible provincial taxes and royalties and resource allowances	7.5	10.2	12.7
Additional tax deductions	(11.8)	(18.6)	(33.7)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	4.4	0.8	(1.6)
Other	(6.3)	(0.9)	3.5

Income tax (recovery) expense	$(20.6)	$30.2	$68.2

Details of income tax (recovery) expense are as follows:

	2003	2002	2001

Canada
Current	$14.9	$46.2	$19.2
Future	20.6	(10.1)	19.9
United States – Federal
Current	(16.4)	(27.5)	(1.2)
Future	(40.7)	19.2	16.7
United States – State
Current	(0.6)	1.6	0.2
Future	(8.5)	(1.5)	2.9
Trinidad and other
Current	2.1	3.9	2.3
Future	8.0	(1.6)	8.2

Income tax (recovery) expense	$(20.6)	$30.2	$68.2

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2003	2002

Future income tax assets:
Loss and credit carryforwards	$271.3	$273.8
Post-retirement/post-employment benefits	55.2	61.4
Accrued reclamation costs	4.0	15.6
Other	29.5	2.1

Total future income tax assets	360.0	352.9

Future income tax liabilities:
Basis difference in fixed assets	806.1	799.2
Other	38.1	22.6

Total future income tax liabilities	844.2	821.8

Net future income tax liability	$484.2	$468.9

At December 31, 2003, the company has income tax losses carried forward of approximately $636.0 which will begin to expire in 2010. In addition, the company has alternative minimum tax credits of approximately $0.4 which carry forward indefinitely. The benefit relating to these amounts has been recognized by reducing future income tax liabilities.

25.	NET (LOSS) INCOME PER SHARE

	2003	2002	2001

Basic net (loss) income per share
Net (loss) income available to common shareholders	$(126.3)	$53.6	$121.2

Weighted average number of common shares	52,230,000	52,021,000	51,879,000

Basic net (loss) income per share	$(2.42)	$1.03	$2.34

Diluted net (loss) income per share
Net (loss) income available to common shareholders	$(126.3)	$53.6	$121.2

Weighted average number of common shares	52,230,000	52,021,000	51,879,000
Dilutive effect of stock options	—	295,000	307,000

Weighted average number of diluted common shares	52,230,000	52,316,000	52,186,000

Diluted net (loss) income per share	$(2.42)	$1.03	$2.32

Diluted net (loss) income per share is calculated based on the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year. For years in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the year were excluded from the calculations of diluted net loss per share, as inclusion of these securities would have been anti-dilutive to the net loss per share.

Excluded from the calculation of diluted net (loss) income per share were average options outstanding of 2,239,861 (2002 – 4,230,525; 2001 – 4,281,825) as the options’ exercise price was greater than the average market price of the common shares for the year.

26.	STOCK-BASED COMPENSATION

The company has four stock-based compensation plans, which are described below. The company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for those plans was $6.6 (2002 – $5.7; 2001 – $5.3).

Stock Option Plans

The company has two option plans. Under the Officers and Employees Plan, the company may, after February 3, 1998, issue up to 6,926,125 common shares pursuant to the exercise of options. Under the Directors Plan, the company may, after January 24, 1995, issue up to 456,000 common shares pursuant to the exercise of options.

68	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

26.  STOCK-BASED COMPENSATION (CONTINUED)

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

A summary of the status of the plans as of December 31, 2003, 2002 and 2001 and changes during the years ending on those dates is presented as follows:

Number of Shares Subject to Option

	2003	2002	2001

Outstanding, beginning of year	5,819,375	5,044,275	4,236,275
Granted	699,536	907,600	922,200
Exercised	(1,030,850)	(121,900)	(108,400)
Cancelled	(50,050)	(10,600)	(5,800)

Outstanding, end of year	5,438,011	5,819,375	5,044,275

Weighted Average Exercise Price

	2003	2002	2001

Outstanding, beginning of year	$65.98	$65.21	$65.04
Granted	79.00	66.50	62.81
Exercised	56.56	34.93	44.77
Cancelled	70.82	78.40	60.59
Outstanding, end of year	69.40	65.98	65.21

The weighted average grant-date fair value of options granted during the year was $15.7 (2002 – $20.1; 2001 – $19.1).

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise	Number	Weighted Average	Weighted Average		Weighted Average
Prices	Outstanding	Remaining Life	Exercise Price	Number	Exercise Price

$32.25	73,000	1 year	$32.25	73,000	$32.25
$43.69	251,150	6 years	43.69	251,150	43.69
$61.27	591,400	7 years	61.27	591,400	61.27
$58.08 to $65.38	739,900	8 years	62.79	739,900	62.79
$66.50	862,450	9 years	66.50	408,650	66.50
$67.88	680,250	5 years	67.88	680,250	67.88
$70.38 to $74.75	756,825	2.5 years	72.47	756,825	72.47
$79.00	699,536	10 years	79.00	—	—
$81.75 to $86.75	783,500	4 years	86.45	783,500	86.45

	5,438,011	6.4 years	$69.40	4,284,675	$68.14

The foregoing options have expiry dates ranging from November 10, 2004 to November 20, 2013.

Prior to 2003, the company applied the intrinsic value based method of accounting for the plans. No stock-based employee compensation cost is reflected in 2002 or 2001 net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As described in Note 3, effective December 15, 2003, the company adopted the fair value based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003. Since the company’s stock option awards vest over two years, the compensation cost included in the determination of net loss for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of CICA Section 3870. The following table illustrates the effect on net (loss) income and the related per-share amount if the fair value based method had been applied to all outstanding and unvested awards in each period.

		2003	2002	2001

Net (loss) income – as reported		$(126.3)	$53.6	$121.2
Add:	Stock-based employee compensation expense included in reported net loss, net of related tax effects	0.8	—	—
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.8)	(14.3)	(13.6)

Net (loss) income – pro forma(1)		$(140.3)	$39.3	$107.6

(1)	Compensation expense under the fair value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future results.

PotashCorp 2003 Annual Report   69

26.  STOCK-BASED COMPENSATION (CONTINUED)

	2003	2002	2001

Basic net (loss) income per share
As reported	$(2.42)	$1.03	$2.34
Pro forma	(2.69)	0.76	2.07
Diluted net (loss) income per share
As reported	$(2.42)	$1.03	$2.32
Pro forma	(2.69)	0.75	2.06

In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001

Expected dividend	$1.00	$1.00	$1.00
Expected volatility	27%	32%	32%
Risk-free interest rate	4.06%	4.13%	4.54%
Expected life of option	8 years	8 years	8 years
Expected forfeitures	16%	10%	10%

Deferred Share Unit and Other Plans

The company offers a deferred share unit plan to non-employee directors, which entitles non-employee directors to receive discretionary grants of deferred share units (DSUs), each of which has a value equal to the market value of a common share at the time of its grant. The plan also allows each director to choose to receive, in the form of DSUs, all or a percentage of the director’s fee, which would otherwise be payable in cash. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price when conversion takes place. As of December 31, 2003, the total DSUs held by participating directors was 16,085 (2002 – 10,263; 2001 – 4,768).

The company offers a long-term incentive plan to senior executives and other key employees. The performance objectives under the plan are designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders of the three-year performance period ending December 31, 2005. Total shareholder return measures the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards is based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards is based on the extent to which the total shareholder return matches or exceeds the total shareholder return of the common shares of a pre-defined peer group. Vested units are settled in cash based on the common share price generally at the end of the performance period.

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company uses financial instruments, including forward exchange contracts, futures, swaps and option agreements, to manage foreign exchange and commodity price risk. The company does not hold or issue financial instruments for trading purposes.

As at December 31, 2003, the company had entered into forward exchange contracts to sell US dollars and receive Canadian dollars in the notional amount of $46.0 (2002 – $28.0) at an average exchange rate of $1.3315 (2002 – $1.5855). As at December 31, 2003, the company had also entered into a forward exchange contract to sell US dollars and receive euros in the notional amount of $1.9 (2002 – $NIL) at an exchange rate of $1.1707. The notional amounts of these derivatives do not represent assets or liabilities and therefore are not reflected in the Consolidated Statements of Financial Position. Expected maturity dates for all forward contracts are within 2004.

The company manages interest rate exposures by using a diversified portfolio of fixed and floating rate instruments. The company’s sensitivity to fluctuations in interest rates is substantially limited to certain of its cash, short-term investments, short-term debt and long-term debt. In January and February 2004, the company entered into interest rate swap contracts that effectively converted a notional amount of $300.0 of fixed rate debt into floating rate debt based on LIBOR rates. The company did not enter into any interest rate swap contracts in 2003 or 2002.

In addition to physical spot and term purchases, the company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. At December 31, 2003, the company had collected cash margin requirements of $4.3 (2002 – $4.6) which were included in accounts payable.

As at December 31, 2003, the company had derivatives qualifying for deferral in the form of futures and swaps. The futures represented a notional amount of 5.6 MMBtu of natural gas with maturities in 2004 through 2007. The swaps represented a notional amount of 53.1 MMBtu with maturities in 2004 through 2009. As at December 31, 2003, net losses arising from settled hedging transactions, which are included as a component of finished goods inventory, were $2.7 (2002 – $4.0).

The company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. The company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.

The major concentration of credit risk arises from the company’s receivables. A majority of the company’s sales are in North America and are primarily for use in the agricultural industry. The company seeks to manage the credit risk relating to these sales through a credit management program. Internationally, the company’s products are sold primarily through two export associations whose accounts receivable are substantially insured or secured by letters of credit.

70	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. The estimated fair values disclosed below are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. However, some financial instruments lack an available trading market and therefore certain fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by assumptions as to the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and expenses that would be incurred on disposition of these financial instruments are not reflected in the fair value estimates, and these estimates should not be interpreted as being realizable in an immediate settlement of the instruments.

Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued charges is assumed to approximate carrying value. The fair value of the company’s gas hedging contracts at December 31, 2003 approximated $59.8 (2002 – $52.7). The company’s futures contracts are exchange-traded and fair value was determined based on exchange prices. Swaps and option agreements are traded in the over-the-counter market and fair value was calculated based on a price that was converted to an exchange-equivalent price. The fair value of the company’s notes payable at December 31, 2003 approximated $1,417.8 (2002 – $1,169.0) and reflects a current yield valuation based on observed market prices. The fair value of the company’s other long-term debt instruments approximated carrying value.

28. CONTINGENCIES

Canpotex

PotashCorp is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2003, 2002 or 2001.

Mining Risk

In common with other companies in the industry, the company is unable to acquire insurance for underground assets.

Investment in APC

The terms of the shareholders agreement with JIC (see Note 7) provide that, from October 17, 2006 to October 16, 2009, JIC may seek to exercise a put option (the “Put”) to require the company to purchase JIC’s remaining common shares in APC. If the Put were exercised, the company’s purchase price would be calculated in accordance with a specified formula based, in part, on future earnings of APC. The amount, if any, which the company may have to pay for JIC’s remaining common shares if there was to be a valid exercise of the Put is not presently determinable.

Legal Matters

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

Various other claims and lawsuits are pending against the company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management’s opinion that the ultimate resolution of such actions, including those pertaining to environmental matters, will not have a material adverse effect on the company’s financial condition or results of operations.

29. GUARANTEES

In the normal course of operations, the company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

The company enters into agreements in the normal course of business that may contain features which meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives, and back-to-back loan arrangements) related to certain subsidiaries have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2003, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $73.4, representing the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At December 31, 2003, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and the company had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 11 and the cash margin requirements to maintain derivatives as disclosed in Note 27.

PotashCorp 2003 Annual Report   71

29. GUARANTEES (CONTINUED)

PotashCorp has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen, in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. The State of Florida is presently reviewing, and is expected to revise, its financial assurance requirements to ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks. This review may result in the imposition of more stringent requirements to demonstrate financial responsibility and/or inclusion of a greater scope of closure and post-closure costs than under current law.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation (“D&R”) plans. In 2001, agreement was reached with the provincial government on the financial assurances for the D&R plan to cover an interim period to July 1, 2005. A government-industry task force has been established to assess decommissioning options for all Saskatchewan potash producers and to produce mutually acceptable revisions to the plan schedules. In July 2001, a Cdn $2.0 letter of credit was posted as collateral that will remain in effect until the revised plans are accepted.

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

30. RELATED PARTY TRANSACTIONS

Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2003 were $260.6 (2002 – $241.2; 2001 – $237.6). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 4).

In connection with entering into the option agreement with SQM as described in Note 22, PCS Yumbes has agreed to purchase potash from SQM at a negotiated price that approximates market value. In addition, PCS Yumbes has agreed to sell to SQM all of its potassium nitrate production at a negotiated price that approximates market value. Both agreements are in effect until no later than December 31, 2004. Potash purchases from SQM for the year were $13.1 (2002 – $17.9). Potassium nitrate sales to SQM for the year were $25.8 (2002 – $2.1). All transactions with SQM are settled on normal trade terms.

31. QUARTERLY RESULTS (UNAUDITED)

The following quarterly information in management’s opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Net sales	$574.4	$657.0	$590.4	$644.0

Gross Margin	$81.1	$122.3	$84.5	$92.5

Operating Income (Loss)	$24.7	$73.1	$(210.9)	$57.5

Net Income (Loss)	$3.2	$29.9	$(185.9)	$26.5

Net Income (Loss) per Share – Basic	$0.06	$0.57	$(3.57)	$0.50

Net Income (Loss) per Share – Diluted	$0.06	$0.57	$(3.57)	$0.50

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
Net sales	$464.6	$492.7	$458.9	$512.5

Gross Margin	$79.7	$88.7	$75.1	$63.8

Operating Income	$40.9	$38.6	$44.3	$43.1

Net Income	$12.8	$11.9	$14.5	$14.4

Net Income per Share – Basic	$0.25	$0.23	$0.28	$0.28

Net Income per Share – Diluted	$0.24	$0.23	$0.28	$0.28

Net Income (Loss) per Share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total.

32. SEASONALITY

The company’s sales of fertilizer are seasonal. Typically, the second quarter of the year is when fertilizer sales will be highest, due to the North American spring planting season. However, planting conditions and the timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another.

33. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian GAAP varies in certain significant respects from US GAAP. As required by the United States Securities and Exchange Commission, the effect of these principal differences on the company’s consolidated financial statements is described and quantified below:

Long-term investments: The company’s investment in Israel Chemicals Limited (“ICL”) is stated at cost. US GAAP requires that this investment be classified as available-for-sale and be stated at market value with the difference between market value and cost reported as a component of Other Comprehensive Income (OCI).

72	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Property, plant and equipment and goodwill: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP, as past provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of the assets. Under US GAAP they were measured based on fair value, which was lower than the undiscounted cash flow from use together with the residual value of the assets.

Pre-operating costs: Operating costs incurred during the start-up phase of new projects are deferred under Canadian GAAP until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP requires that these costs be expensed as incurred.

Asset retirement obligations: Asset retirement obligations are not presently required under Canadian GAAP. US GAAP would require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. The asset retirement obligation must be accreted to its future value.

Post-retirement and post-employment benefits: Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the pension valuation allowance are recognized in income. US GAAP does not specifically address pension valuation allowances, and the US regulators have interpreted this to be a difference between Canadian and US GAAP. In light of these developments, a difference between Canadian and US GAAP has been recorded for the effects of recognizing a pension valuation allowance and the changes therein under Canadian GAAP. This change has resulted in a retroactive increase of opening retained earnings under US GAAP in 2001 of $7.6. There was no change to net income or net income per share under US GAAP for the years ended December 31, 2002 or 2001.

The company’s accumulated benefit obligation for its US pension plans exceeds the fair value of plan assets. US GAAP requires the recognition of an additional minimum pension liability in the amount of the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction of accumulated OCI. No similar requirement exists under Canadian GAAP.

Foreign currency translation adjustment: The company adopted the US dollar as its functional and reporting currency on January 1, 1995. At that time, the consolidated financial statements were translated into US dollars at the December 31, 1994 year-end exchange rate using the translation of convenience method under Canadian GAAP. This translation method was not permitted under US GAAP. US GAAP required the comparative Consolidated Statements of Income and Consolidated Statements of Cash Flow to be translated at applicable weighted-average exchange rates; whereas, the Consolidated Statements of Financial Position were permitted to be translated at the December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.

Derivative instruments and hedging activities: The company’s derivative instruments which have not yet been settled are not recognized in the consolidated financial statements under Canadian GAAP, and gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of goods sold. US GAAP requires that derivative instruments, whether designated in hedging relationships or not, be recorded at fair value in the Consolidated Statements of Financial Position. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. The portion of gain or loss on derivative instruments designated as cash flow hedges that are effective at offsetting changes in the hedged item is reported as a component of OCI and then is reclassified into cost of goods sold when the product containing the hedged item is sold (see supplemental Derivative Instruments and Hedging Activities disclosures below). The ineffective portion is recognized in cost of goods sold.

Net sales: Net sales includes amounts recoverable from customers for freight, transportation and distribution and are recorded net of the related freight, transportation and distribution expenses. Under US GAAP, the company includes freight costs in cost of goods sold and transportation and distribution expenses in operating expenses.

Provision for plant shutdowns: The provision for plant shutdowns under Canadian GAAP includes $12.7 (2002 – $NIL; 2001 – $NIL) for writedowns of parts inventory. US GAAP requires that these writedowns be presented as a component of cost of goods sold. In 2001, the provision under Canadian GAAP included severance expense that was accrued when management having the appropriate authority approved the plan. US GAAP required that severance not be accrued until the plan was announced to the employees.

Provision for PCS Yumbes S.C.M.: The provision for PCS Yumbes under Canadian GAAP includes $50.2 for writedowns of non-parts inventory. US GAAP requires that these writedowns be presented as a component of cost of goods sold.

Depreciation and amortization: Depreciation and amortization under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of property, plant and equipment and goodwill under Canadian and US GAAP.

Comprehensive income: Comprehensive income is recognized and measured under US GAAP pursuant to SFAS No. 130 “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and OCI. OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The concept of comprehensive income does not yet exist under Canadian GAAP.

PotashCorp 2003 Annual Report   73

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Income taxes: The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP; whereas only income tax rates of enacted tax law can be used under US GAAP.

The application of US GAAP, as described above, would have had the following effects on net (loss) income, net (loss) income per share, total assets and shareholders’ equity:

	2003	2002	2001(1)

Net (loss) income as reported – Canadian GAAP	$(126.3)	$53.6	$121.2
Items increasing or decreasing reported net (loss) income
Provision for plant closures	—	—	(9.0)
Pre-operating costs	63.0	2.6	(41.7)
Depreciation and amortization	8.5	8.4	9.7
Accretion of asset retirement obligations	(3.3)	—	—
Post-retirement and post-employment benefits	2.0	—	—
Future income taxes	(23.7)	(4.0)	14.4

Net (loss) income – US GAAP	$(79.8)	$60.6	$94.6

Weighted average shares outstanding – US GAAP	52,230,000	52,021,000	51,879,000

Basic net income per share – US GAAP	$(1.53)	$1.16	$1.82

Total assets as reported – Canadian GAAP	$4,567.3	$4,685.6	$4,597.3
Items increasing (decreasing) reported total assets
Inventory	(2.7)	(4.0)	—
Available-for-sale securities (unrealized holding gain [loss])	35.0	(7.7)	34.9
Fair value of natural gas hedging contracts	59.8	52.7	8.9
Property, plant and equipment	(134.9)	(143.4)	(151.8)
Pre-operating costs	—	(63.0)	(65.6)
Post-retirement and post-employment benefits	13.9	11.9	11.9
Intangible asset relating to additional minimum pension liability	2.7	—	—
Goodwill	(46.7)	(46.7)	(46.7)

Total assets – US GAAP	$4,494.4	$4,485.4	$4,388.9

Total shareholders’ equity as reported – Canadian GAAP	$1,973.8	$2,092.5	$2,086.5
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income (loss), net of related income taxes	14.8	(30.0)	8.9
Foreign currency translation adjustment	20.9	20.9	20.9
Accretion of asset retirement obligations	(3.3)	—	—
Provision for asset impairment	(218.0)	(218.0)	(218.0)
Depreciation and amortization	36.4	27.9	19.5
Pre-operating costs	—	(63.0)	(65.6)
Post-retirement and post-employment benefits	13.9	11.9	11.9
Future income taxes	34.7	58.4	62.4

Shareholders’ equity – US GAAP	$1,873.2	$1,900.6	$1,926.5

(1) The figures for 2001 have been restated for the US GAAP difference relating to pension valuation allowances as described on Page 72.

Supplemental US GAAP Disclosure

Available-for-Sale Security

The company’s investment in ICL is classified as available-for-sale. The fair market value of this investment at December 31, 2003 was $153.4 and the unrealized holding gain was $60.6.

Recent Accounting Pronouncements

In December 2003, the FASB revised FIN No. 46 “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities (defined as Variable Interest Entities (“VIEs”)) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

74	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

FIN No. 46 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46 is effective for the company no later than March 31, 2004. The company expects no material impact on its financial position, results of operations or cash flows from adoption.

Stock-based Compensation

Prior to 2003, the company applied the intrinsic value based method of accounting for its stock option plans. No stock-based employee compensation cost is reflected in 2002 or 2001 net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective December 15, 2003, the company adopted the fair value based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003 pursuant to the transitional provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”. Since the company’s stock option awards vest over two years, the compensation cost included in the determination of net loss for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123 “Accounting for Stock-Based Compensation”. The following table illustrates the effect on net (loss) income and net (loss) income per share under US GAAP if the fair value based method had been applied to all outstanding and unvested awards in each period.

		2003	2002	2001

Net (loss) income – as reported under US GAAP		$(79.8)	$60.6	$94.6
Add:	Stock-based employee compensation expense included in
	reported net loss, net of related tax effects	0.8	—	—
Deduct:	Total stock-based employee compensation expense
	determined under fair value based method for all awards,
	net of related tax effects	(14.8)	(14.3)	(13.6)

Net (loss) income – pro forma under US GAAP(1)		$(93.8)	$46.3	$81.0

(1)	Compensation expense under the fair value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future results.

	2003	2002	2001

Basic net (loss) income per share under US GAAP
As reported	$(1.53)	$1.16	$1.82
Pro forma	$(1.80)	$0.89	$1.56
Diluted net (loss) income per share under US GAAP
As reported	$(1.53)	$1.16	$1.81
Pro forma	$(1.80)	$0.89	$1.55

Derivative Instruments and Hedging Activities

The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The company’s natural gas purchase strategy is based on diversification of price for its total gas requirements. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk. It employs derivative instruments including futures, swaps and option agreements in order to manage the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed and anticipated natural gas purchases primarily for its US nitrogen plants. The maximum period for these hedges cannot exceed five years. The company uses these instruments to reduce price risk, not for speculative purposes.

The company formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in cash flows or fair value of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative is sold, expires or ceases to be a highly effective hedge, the company will discontinue hedge accounting prospectively for the affected derivative. The amounts previously recognized in accumulated OCI are then reclassified to cost of goods sold when the product containing the hedged item is sold. The ineffectiveness of hedges on existing derivative instruments for the year ended December 31, 2003 was not material.

The company has designated its natural gas derivative instruments as cash flow hedges. The gain or loss of an effective cash flow hedge is deferred in OCI until such time as the natural gas that it relates to is used, at which time the gain or loss is reclassified from OCI to cost of goods sold. During the year, a gain of $89.9 was recognized in cost of goods sold (2002 – $15.5; 2001 – $43.9). Of the deferred gains at year-end, approximately $35.3 will be reclassified to cost of goods sold within the next 12 months.

PotashCorp 2003 Annual Report   75

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The following supplemental schedules present the consolidated Financial Position, Operations and Retained Earnings, Cash Flow, Comprehensive (Loss) Income and Accumulated Other Comprehensive Income (Loss) in accordance with US GAAP as adjusted for the GAAP differences described in this note.

Supplemental Schedule of Consolidated Financial Position
As at December 31

	2003	2002

Assets
Current Assets
Cash and cash equivalents	$4.7	$24.5
Accounts receivable	305.0	267.8
Inventories	392.5	495.3
Prepaid expenses	29.0	40.4
Fair value of natural gas hedging contracts	59.8	52.7

	791.0	880.7
Property, plant and equipment	2,973.2	3,126.5
Other assets	679.9	427.9
Goodwill	50.3	50.3

	$4,494.4	$4,485.4

Liabilities
Current Liabilities
Short-term debt	$176.2	$473.0
Accounts payable and accrued charges	380.3	347.0
Current portion of long-term debt	1.3	3.4

	557.8	823.4
Long-term debt	1,268.6	1,019.9
Future income tax liability	460.6	391.9
Accrued post-retirement/post-employment benefits	242.5	264.1
Accrued reclamation costs and asset retirement obligations	84.6	80.0
Other non-current liabilities and deferred credits	7.1	5.5

	2,621.2	2,584.8

Shareholders’ Equity
Share Capital	1,245.8	1,186.9
Additional Paid-in Capital	265.2	264.2
Retained Earnings	347.4	479.5
Accumulated Other Comprehensive Income (Loss)	14.8	(30.0)

	1,873.2	1,900.6

	$4,494.4	$4,485.4

76	Notes to the Consolidated Financial Statements	in millions of US Dollars except share and per-share amounts

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Operations and Retained Earnings
For the Years Ended December 31

	2003	2002	2001(1)

Net sales	$2,799.0	$2,224.5	$2,395.1
Cost of goods sold	2,375.7	1,825.7	1,938.2

Gross Margin	423.3	398.8	456.9

Selling and administrative	96.1	91.7	98.4
Transportation and distribution	98.7	80.5	82.9
Provincial mining and other taxes	57.0	68.0	70.0
Provision for plant shutdowns	111.0	—	9.0
Provision for PCS Yumbes S.C.M.	27.3	—	—
Foreign exchange loss (gain)	51.9	5.5	(13.7)
Other income	(33.2)	(24.8)	(18.4)

	408.8	220.9	228.2

Operating Income	14.5	177.9	228.7
Interest Expense	91.3	83.1	80.3

(Loss) Income before Income Taxes	(76.8)	94.8	148.4
Income Taxes	3.0	34.2	53.8

Net (Loss) Income	(79.8)	60.6	94.6
Retained Earnings, Beginning of Year	479.5	470.9	428.2
Dividends	(52.3)	(52.0)	(51.9)

Retained Earnings, End of Year	$347.4	$479.5	$470.9

Net (Loss) Income Per Share — Basic	$(1.53)	$1.16	$1.82

Net (Loss) Income Per Share — Diluted	$(1.53)	$1.16	$1.81

Dividends Per Share	$1.00	$1.00	$1.00

(1)	The figures for 2001 have been restated for the US GAAP difference relating to pension valuation allowances as described on Page 72.

Supplemental Schedule of Consolidated Comprehensive (Loss) Income
For the Years Ended December 31

	2003	2002	2001

Net (loss) income	$(79.8)	$60.6	$94.6

Other comprehensive (loss) income
Change in unrealized holding gain on available-for-sale securities	42.7	(42.6)	(6.8)
Change in gains and losses on derivatives designated as cash flow hedges	98.3	66.0	(165.6)
Reclassification to income of gains and losses on cash flow hedges	(89.9)	(15.5)	(43.9)
Adjustment to additional minimum pension liability	23.4	(68.7)	—
Future income taxes related to other comprehensive income	(29.7)	21.9	78.2

Other comprehensive income (loss), net of related income taxes	44.8	(38.9)	(138.1)

Comprehensive (loss) income	$(35.0)	$21.7	$(43.5)

Supplemental Schedule of Consolidated Accumulated Other Comprehensive Income (Loss)
For the Years Ended December 31

	2003	2002	2001

Accumulated other comprehensive (loss) income, beginning of year	$(30.0)	$8.9	$7.2
Cumulative effect of initial adoption of SFAS 133, net of related income taxes	—	—	139.8
Other comprehensive income (loss), net of related income taxes	44.8	(38.9)	(138.1)

Accumulated other comprehensive income (loss), end of year	$14.8	$(30.0)	$8.9

The balances related to each component of accumulated other comprehensive income (loss), net of related income taxes, are as follows:

	2003	2002	2001

Unrealized gains and losses on available-for-sale securities	$22.6	$(3.1)	$24.1
Gains and losses on derivatives designated as cash flow hedges	43.1	38.0	5.7
Additional minimum pension liability	(30.0)	(44.0)	—
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)

Accumulated other comprehensive income (loss), end of year	$14.8	$(30.0)	$8.9

PotashCorp 2003 Annual Report   77

34. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Supplemental Schedule of Consolidated Cash Flow
For the Years Ended December 31

	2003	2002	2001

Operating Activities
Net (loss) income	$(79.8)	$60.6	$94.6
Items not affecting cash
Depreciation and amortization	218.9	208.1	176.0
Loss on disposal of property, plant and equipment	1.0	1.0	0.4
Stock-based compensation	1.0	—	—
Provision for plant shutdowns	105.6	—	—
Provision for PCS Yumbes S.C.M.	14.5	—	—
Writedown of inventories	62.9	—	—
Foreign exchange on future income tax	35.9	1.0	(8.2)
Provision for future income tax	3.0	10.0	33.3
Share of earnings of equity investees	(12.4)	(5.3)	—
Provision for post-retirement/post-employment benefits	9.7	18.2	2.1
Accrued reclamation costs and asset retirement obligations	4.6	(3.0)	(3.7)
Other non-current liabilities and deferred credits	1.6	(1.4)	0.6
Changes in non-cash operating working capital
Accounts receivable	(39.5)	(11.1)	69.9
Inventories	14.5	(14.2)	(76.1)
Prepaid expenses	9.4	(3.9)	2.3
Accounts payable and accrued charges	48.9	33.0	(235.6)
Current income taxes	(18.3)	23.4	(21.6)

Cash provided by operating activities	381.5	316.4	34.0

Investing Activities
Additions to property, plant and equipment	(150.7)	(212.2)	(513.7)
Investment in SQM	—	(23.2)	(130.4)
Investment in APC	(178.3)	—	—
Dividends received from equity investees	4.0	—	—
Additions to other assets	(32.7)	(36.0)	(4.2)

Cash used in investing activities	(357.7)	(271.4)	(648.3)

Financing Activities
Proceeds from long-term obligations	250.0	11.2	600.0
Repayment of long-term obligations	(3.4)	(1.3)	(5.8)
Proceeds from short-term debt	—	—	12.2
Repayment of short-term debt	(296.8)	(28.1)	—
Dividends	(52.3)	(52.0)	(51.9)
Issuance of shares	58.9	4.4	5.1

Cash (used in) provided by financing activities	(43.6)	(65.8)	559.6

Decrease in Cash and Cash Equivalents	(19.8)	(20.8)	(54.7)
Cash and Cash Equivalents, Beginning of Year	24.5	45.3	100.0

Cash and Cash Equivalents, End of Year	$4.7	$24.5	$45.3

78   PotashCorp 2003 Annual Report

Board of Directors

Frederick J. Blesi, of Glenview, Illinois, is a retired Chairman and CEO of the Phosphate Chemicals Export Association Inc. (PhosChem), principal exporter of US phosphate chemicals. Before joining PhosChem, he was Vice President, International with International Minerals and Chemical Corporation. He is a director of the Evans Scholars Foundation and The Western Golf Association. He joined the PCS Inc. Board in 2001. (3,5)

William J. Doyle, of Saskatoon, Saskatchewan, is President and CEO of Potash Corporation of Saskatchewan Inc. He became President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He is a director of Canpotex Limited, The Fertilizer Institute and the Potash & Phosphate Institute and is Chairman of the Production and International Trade Committee for the International Fertilizer Industry Association. Mr. Doyle is on the College Board of Advisors at Georgetown University. He joined the PCS Inc. Board in 1989. (1)

John W. Estey, of Glenview, Illinois, is President and CEO of S&C Electric Company. He has been a director on the IEEE/Power Engineering Society Governing Board since 1992 and is currently past president of the Society. A member of the Board of Governors of the National Electrical Manufacturers Association, he is also a director of the Executives’ Club of Chicago. He joined the PCS Inc. Board in 2003. (3,4)

Wade Fetzer III, of Glencoe, Illinois, is Retired Partner with the investment banking firm Goldman Sachs. He sits on the boards of Serologicals Corporation, Sphere Communications, Northern Star Broadcasting, University of Wisconsin Foundation and Rush-Presbyterian St. Luke’s Medical Center. He is also on the Kellogg Alumni Advisory Board. He joined the PCS Inc. Board in 2002. (2,3)

Dallas J. Howe, of Calgary, Alberta, serves in a management role with GE Medical Systems Information Technology, which now includes the company he formerly owned, BDM Information Systems. He is owner and CEO of DSTC Ltd., a technology investment company, and a director of Advanced Data Systems Ltd., as well as a member of the University of Saskatchewan Board of Governors. A director of the PCS Crown corporation from 1982 to 1989, he joined the PCS Inc. Board in 1991 and was elected Chair in 2003. (1,2)

Alice D. Laberge, of Vancouver, British Columbia, is President and CEO of Fincentric Corporation, a global provider of software solutions to financial institutions. She was formerly Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited, and is a director of BC Hydro, the United Way of the Lower Mainland and St. Paul’s Hospital Foundation. She joined the PCS Inc. Board in 2003. (4,5)

Jeffrey J. McCaig, of Calgary, Alberta, is President, CEO and a director of Trimac Corporation, a bulk trucking and third-party logistics company. Prior to that, he practiced law, specializing in corporate financing and securities. He is a director of Orbus Pharma Inc. He joined the PCS Inc. Board in 2001. (3,5)

Mary Mogford, of Newcastle, Ontario, is a Corporate Director and Partner in Mogford Campbell Inc., a strategic business and financial consulting company. A former Deputy Minister of Finance and Deputy Minister of Natural Resources in Ontario, she is a director of Empire Company Ltd., Falconbridge Ltd., MDS Inc. and Sears Canada Inc., and a member of the Altamira Advisory Council. She joined the PCS Inc. Board in 2001. (2,5)

Paul J. Schoenhals, of Calgary, Alberta, is President of Petroleum Industry Training Service. He is a former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan and was Chairman of Potash Corporation of Saskatchewan, the Crown corporation, from 1987 to 1989. He joined the PCS Inc. Board in 1992. (3,4)

E. Robert Stromberg, Q.C., of Saskatoon, Saskatchewan, is associated with the Saskatchewan law firm Robertson Stromberg Pedersen. He is a director of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd., and Chairman of the Saskatoon Airport Authority. He joined the PCS Inc. Board in 1991. (1,2,4)

Jack G. Vicq, Professor Emeritus of Accounting, University of Saskatchewan, was formerly Associate Dean of Commerce and responsible for the Centre for International Business Studies. Formerly holder of the A. W. Johnson Distinguished Chair in Public Policy in the Saskatchewan Department of Finance, he is currently Chairman of the Provincial Court Commission. He joined the PCS Inc. Board in 1989. (1,5)

Elena Viyella de Paliza, of the Dominican Republic, is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp and Indescorp, S.A. Formerly executive vice president of FERSAN, a fertilizer bulk blender and agrochemical distributor, she is past president of the Dominican Stock Exchange, Dominican Manufacturers Association and the National Agribusiness Board. She joined the PCS Inc. Board in 2003. (1,2)

(1) Executive committee
(2) Corporate governance and nominating committee
(3) Compensation committee
(4) Safety, health and environment committee
(5) Audit committee

PotashCorp 2003 Annual Report   79

Shareholder Information

Annual Meeting

The Annual Shareholders meeting will be held at 10:30 a.m. Central Standard Time May 6, 2004 in the Adam Ballroom, Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan.

It will be carried live on the company’s website, www.potashcorp.com.

Holders of common shares as of March 18, 2004 are entitled to vote at the meeting and are encouraged to participate.

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

Ownership

On February 27, 2004, there were 2,096 holders of record of the company’s common shares.

Shares Listed

Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: POT

Common Share Transfer Agent

In Canada:
CIBC Mellon Trust Company
Suite 750 — One Lombard Place
Winnipeg, Manitoba R3B 0X3
Phone: (204) 987-2490
(800) 387-0825
Website: www.cibcmellon.com

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
Saskatoon, Saskatchewan S7K 7G3

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

Copies of the company’s most recent Form 10-K are available upon request or on our website.

Common Share Prices and Volumes

The adjacent table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

1 Trading prices are in CDN$

	Toronto Stock Exchange[1]			New York Stock Exchange

	High	Low	Volume	High	Low	Volume

2003
First Quarter	102.80	82.56	7,509,384	66.36	54.95	12,569,900
Second Quarter	94.41	81.50	6,352,137	65.49	59.64	10,606,500
Third Quarter	101.03	84.80	4,238,720	73.55	61.90	7,070,100
Fourth Quarter	115.50	93.76	7,214,368	87.25	70.48	12,190,890

Year 2003	115.50	81.50	25,314,609	87.25	54.95	42,437,390

2002
First Quarter	105.65	90.34	4,938,188	66.30	56.50	6,907,200
Second Quarter	109.02	93.00	5,751,984	68.38	60.75	9,058,600
Third Quarter	102.00	79.38	8,034,108	66.50	49.65	15,082,300
Fourth Quarter	108.50	93.55	7,880,053	69.20	60.30	14,913,600

Year 2002	109.02	79.38	26,604,333	69.20	49.65	45,961,700

80   PotashCorp 2003 Annual Report

Corporate Information

Corporate Officers and Key Management

William J. Doyle President and Chief Executive Officer

James F. Dietz Executive Vice President and Chief Operating Officer

Wayne R. Brownlee Senior Vice President, Treasurer and Chief Financial Officer

John L. M. Hampton Senior Vice President, General Counsel and Secretary

Betty-Ann L. Heggie Senior Vice President, Corporate Relations

Barbara Jane Irwin Senior Vice President, Administration

Robert A. Jaspar Senior Vice President, Information Technology

G. David Delaney President, PCS Sales

Garth W. Moore President, PCS Potash

Thomas J. Regan, Jr. President, PCS Phosphate

Daphne J. Arnason Vice President, Internal Audit

Karen G. Chasez Vice President, Procurement

Donald R. Roberts Vice President, Safety, Health and Environment

Denis A. Sirois Vice President and Corporate Controller

Corporate Offices

PotashCorp Suite 500, 122 – 1st Avenue South Saskatoon, SK S7K 7G3 Phone: (306) 933-8500	PotashCorp Suite 400, 1101 Skokie Boulevard Northbrook, IL 60062 Phone: (847) 849-4200

Our future depends on more than nourishing plants. It also means nurturing minds.

Why Fertile Minds?

By replenishing essential nutrients in the soil, fertilizer contributes to the production of healthier, tastier and more abundant food. It's one of the reasons people are now growing taller and living longer than previous generations.

PotashCorp developed the Fertile Minds program to raise awareness of the benefits of fertilizer – not just to the soil, but to the daily lives of people around the world. The program also provides information about our efforts to promote the scientific application of fertilizers.

Five Key Messages

1 Fertilizers are drawn from nature – they are not man-made.

2 Farmers are not adding fertilizers to the ground. They are replacing nutrients that are lost at each harvest.

3 The world has no choice but to use fertilizers. Without them, 2 billion people would starve.

4 By helping conserve land, fertilizers safeguard recreational areas and wildlife habitats.

5 Farmers care about the environment as much as anyone.

NPK

A Universal Message

Fertilizer is important to every food-producing nation. Requests for Fertile Minds materials have come from 24 countries, 45 American states and nine Canadian provinces, while our website (www.fertile-minds.org) provides access to interested parties around the world.

www.fertile-minds.org

For more information about Fertile Minds, you can visit www.fertile-minds.org.

ProActionKit

The ProAction Kit provides easy-to-use tools to help people talk to their families, friends and communities about fertilizer. Packed with speeches, PowerPoint presentations, videos and information handouts, it has become a popular resource for people around the world who share a concern for food production.

Fertilizer does more than make grass greener or plants grow taller. It adds to the quality of life for all of us.
By replenishing nutrients in the soil — the same nutrients that are essential for good health — fertilizer helps improve the quality of our food. More than that, it increases yields, making it possible to preserve land used for recreation and wildlife habitats that would otherwise be needed for food production.
www.potashcorp.com
PotashCorp
Suite 500, 122 - 1st Avenue South
Saskatoon Saskatchewan Canada S7K 7G3
Printed in Canada