Form 10-K, Exhibit 13
period 2005-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2006-03-09
CIK 855931

Exhibit 13

ANNUAL REPORT

2005

enriching our world

BUSINESS
REVIEW

PotashCorp is the world’s foremost supplier of potash, the crop nutrient that delivers the highest-quality earnings in the fertilizer universe. Our large, low-cost operations in Canada represented 22 percent of world potash capacity in 2005, giving us an unmatched ability to serve a stable North American customer base and growing offshore markets.
PotashCorp also has approximately 75 percent of the world’s excess potash capacity. This, combined with strategic investments in Jordan, Israel, Chile and China, provides a competitive advantage that makes us the unparalleled leader in our industry.
Our Vision
Our vision is to be the partner of choice, providing superior value to all our stakeholders. We strive to be the highest-quality low-cost producer and sustainable gross margin leader in the products we sell and the markets we serve.
We link our financial performance with areas of extended responsibility that include safety, the environment and all those who have a social or economic interest in our business.
Our Strategy
Using a Potash First strategy, we focus our capital — internally and through investments — to prepare for continuing growth in global demand for potash. By investing in capacity while matching supply to demand, we create the potential for significant growth while limiting downside risk.
In addition, we leverage our strengths in nitrogen and phosphate, focusing on products and locations with the greatest gross margin potential and least volatility.
enriching food
Potash, nitrogen and phosphate are essential for healthy crops. As growing populations place greater demands on the world’s farmland, fertilizer products are needed to replenish nutrients taken from the soil with each harvest.
enriching lives
With greater wealth, people in countries like China and India want to improve their lives with better diets that include more protein from animal sources. To provide that, farmers must grow higher-yielding, nutrient-rich crops to fuel animal production.
enriching our stakeholders
Since 1989, PotashCorp has delivered total shareholder return of 1,055 percent, more than triple the sector average of 346 percent. We also improve our communities through the creation of jobs, local purchasing and a partnership approach to donations and sponsorships
CONTENTS 2 The Potash Advantage 4 Letter to Shareholders 9 Goals and Targets 15 Sustainability 23 Shareholder Information
For Management’s Discussion & Analysis and complete financial statements, please see the accompanying 2005 Financial Review.

PotashCorp’s 2005 Performance
PotashCorp enjoyed double-digit price increases in all three nutrients, leading to record earnings and gross margin. With potash competitors at or near their production limits, we were able to demonstrate the leverage of our excess capacity. This was supported by strong performance in nitrogen, as our Trinidad asset made a larger contribution, and improvements in phosphate, where our ability to produce higher-margin industrial products provides a competitive edge.
2005 Business Highlights
•	Delivered record earnings for the second straight year, with $542.9 million beating our previous mark by 82 percent

•	Achieved record gross margin of $1.125 billion

•	Reached record potash gross margin of $707.4 million

•	Delivered record nitrogen gross margin of $318.7 million, including $217.1 million from Trinidad

•	Generated $98.9 million in phosphate gross margin, more than six times the 2004 total

•	Repurchased 9.5 million PotashCorp shares, nearly 9 percent of the company
2005 Operating Highlights
•	Increased potash production to a record 8.82 million tonnes

•	Initiated projects to bring back 1.9 million tonnes of idle potash capacity over the next two years

•	Recognized as Canada’s best corporate reporter, earning the Overall Award of Excellence in Corporate Reporting for the second consecutive year
Second Consecutive Record for Potash Gross Margin
We set a potash production record in 2005 while capturing higher prices than ever before. This led to a second straight year of record potash gross margin, which exceeded the previous record margin for the entire company.
Graph source: PotashCorp
2005 Financial Highlights | All financial data in this report are stated in US dollars.
$ millions except per-share amounts

	2005	CHANGE	2004	CHANGE	2003	5-YEAR	10-YEAR
		YOY		YOY		CAGR**	CAGR**
Financial Results
Sales	$3,847.2	19%	$3,244.4	16%	$2,799.0	10%	9%
Net sales *	$3,475.6	20%	$2,901.4	18%	$2,465.8	11%	9%
Gross margin	$1,125.0	65%	$681.4	79%	$380.4	23%	11%
Net income (loss)	$542.9	82%	$298.6	n/m	$(126.3)	35%	10%
Net income (loss) per diluted share	$4.89	81%	$2.70	n/m	$(1.21)	33%	8%
EBITDA *	$1,135.0	50%	$754.3	339%	$171.8	20%	11%
Additions to property, plant and equipment	$382.7	74%	$220.5	46%	$150.7
Dividends paid	$65.4	17%	$56.1	7%	$52.3

Financial Position
Total assets	$5,357.9	5%	$5,126.8	12%	$4,567.3
Net debt *	$1,417.1	57%	$903.5	(37%)	$1,441.4
Cash flow prior to working capital changes *	$860.3	60%	$538.3	46%	$368.5
Cash provided by operating activities	$865.1	31%	$658.3	71%	$385.5

n/m — not meaningful

*	See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators in our Financial Review, Pages 50 to 52.

**	Compound annual growth rate expressed as a percentage.

2      POTASHCORP 2005 ANNUAL REPORT | OVERVIEW
The Potash Advantage
Potash is known as the quality nutrient because it enhances the taste, size, shelf life and yield of crops. But it’s also the quality nutrient for investors, offering significant advantages in today’s market:

POTASHCORP 2005 ANNUAL REPORT | OVERVIEW      3
The PotashCorp Advantage
At PotashCorp, our unrivaled potash assets are only part of what sets us apart from other companies. A number of factors make us the leader in our industry:
87 Percent of 2005 Gross Margin Delivers High-Quality Earnings
The objective of our long-term strategy is to reward investors with earnings growth and reduced volatility. High-quality earnings result from our strategic focus on areas with high margin potential and limited downside risk. Thus, in 2005, 63 percent of our gross margin came from potash, 19 percent from Trinidad nitrogen and 5 percent from industrial phosphate (primarily purified acid).
Graph source: PotashCorp
1	Unmatched position in potash

PotashCorp is uniquely positioned to meet rising global potash demand by bringing on additional production in a timely and cost-effective manner.

2	Global resources

Our large, low-cost potash facilities in Canada are complemented by strategic investments in Jordan, Israel, Chile and China.

3	Targeted strengths in nitrogen and phosphate

Long-term, lower-cost natural gas contracts in Trinidad provide an edge in serving the US nitrogen market. In phosphate, our superior-quality rock gives us greater ability to produce higher-margin industrial acids, especially purified acid.

4	Executing long-term vision and strategies

PotashCorp has followed a steady course for two decades, using proven business strategies that capitalize on our unique strengths.

5	Strong cash flow

Strong cash flow has been used to strengthen our business. In 2005, we reinvested $1.5 billion, including $852 million to repurchase 9.5 million shares (about 9 percent of our company).

6	Stability

PotashCorp captured 87 percent of gross margin from areas of our business that are less dependent on volatile agricultural cycles.

7	Commitment to Core Values

We are committed to safety, integrity, listening, sharing, accountability and continuous improvement.
1,2 1 PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a long-term agreement.

4      POTASHCORP 2005 ANNUAL REPORT | LETTER TO SHAREHOLDERS

William J. Doyle
President and Chief Executive Officer
Enriching Our Communities
As chair of the University of Saskatchewan’s “Thinking the World of Our Future” capital campaign, Bill Doyle is shown here in front of the College Building.
Even as your company emerges from another year of record performance, our real excitement comes from what can be accomplished as we move forward. Our life-giving products continue to grow in importance as a larger percentage of the world’s population has greater wealth and wants more nutritious food. This has increased demand for potash — tightening supply, driving up prices and leading to consecutive years of significant gross margin growth. We view our 2005 potash gross margin, which was more than triple the level of two years ago, as the new norm. We believe this so strongly that we continued to reinvest in our Potash First strategy in 2005, repurchasing 9 percent of our company, initiating a three-year, $400-million capital spending program for potash production and extending our investments in other companies around the world that enhance our position in this key nutrient.
Our strategies — and successes — are no surprise to those who follow PotashCorp. We stand where we are today after two decades of consistent and patient commitment to a long-term vision, supported by our people and our stakeholders. Over that period, we often described our business as a marathon rather than a sprint and operated with an understanding that our course includes some tough hills and smooth stretches where we can run flat out. This was still evident in 2005 — a year that included record earnings and gross margin — as the tremendous potash volumes of the first six months were followed by a reduced pace to close the year. That is how we entered 2006, knowing that the fundamentals that drive our growth continue to move more decisively in our favor.
Our offshore customers are enjoying tremendous economic growth, led by China and India. With more money in hand, the first priority for many people in those countries is to improve their quality of life by purchasing better food. That is increasing the demand for potash, the fertilizer ingredient with the greatest impact on food quality.
Over the past few years, all potash producers have benefited from these conditions. This has taken our competitors to or near their production limits, while PotashCorp’s growth was only a prelude to the real power of our excess capacity. The world needs more potash and we are the only source of significant new supply. That enabled us to operate at the highest level in our history, setting a production record while capturing higher prices than ever before.
This raised our potash gross margin to a record level for the second consecutive year, a key driver of our best-ever results. Our success in potash was supported by strong performance in nitrogen, where our Trinidad asset provides a significant advantage, and a bounce-back in phosphate as improvements in feed and fertilizer added to the steady strength of our industrial products, especially purified acid.

POTASHCORP 2005 ANNUAL REPORT | LETTER TO SHAREHOLDERS      5
People unfamiliar with our history see this as “overnight success.” The reality is that PotashCorp has been and will continue to be a long-term story. Today, we have 75 percent of the world’s unused potash capacity and are well positioned to reach our full capacity of 12.9 million tonnes annually. As we increase production by bringing back idle capacity, we reduce our cost per tonne. With reduced costs and higher prices on a growing number of tonnes, we have triple leverage to increase our earnings. As well, our long-term investments in other global potash companies — Arab Potash Company in Jordan, Israel Chemicals Ltd. in Israel and the potassium nitrate producer SQM in Chile — have an immediate impact on our short-term performance.
Another important part of our Potash First strategy is our recent investment in Sinofert, which gives us a 20-percent interest in the fertilizer business of Sinochem. This will take us inside the world’s largest fertilizer-consuming country with state-of-the-art distribution access and better market information.
All of these investments will increase in value and provide us with tremendous growth opportunities.
Enriched performance
The rising value of our products was reflected in double-digit price increases in all three nutrients in 2005. The most significant gains were in potash, which rose 38 percent, or $40 per tonne.
With total sales volumes of 8.2 million tonnes, potash gross margin increased to $707.4 million, surpassing the record $681.4 million in combined margin for all three nutrients in 2004.
The rise in potash gross margin is the best indicator of PotashCorp’s value proposition. In 2005, we increased potash gross margin as a percentage of net sales to 60 percent from 47 percent the previous year. With every dollar of potash sold delivering $0.60 of gross margin, the untapped value of our excess capacity is substantial. Based on our current market outlook, the potential price and volume increases could have a dramatic impact on the growth in potash gross margin.
Nitrogen gross margin climbed to $318.7 million, driven by our Trinidad asset which produced 65 percent of our ammonia and contributed $217.1 million in gross margin.
Trinidad’s location makes it well-suited to deliver to the US market and its gross margin as a percentage of net sales climbed to 38 percent from 32 percent. With natural gas costs at sustained record-high levels, North American producers curtailed nitrogen production. As supply tightened and demand grew, we sold our products at prices 16 percent higher than in 2004. Our nitrogen segment also provided $48.6 million from our 2005 natural gas hedging activities.
In phosphate, we achieved gross margin of $98.9 million despite higher prices for key inputs, including sulfur and ammonia. Our average prices rose by 11 percent with the
Cash Flow Continues to Fuel Growth
In 2005, we demonstrated our confidence in the outlook for potash by reinvesting our considerable cash flow to further enhance our advantage in this nutrient. We repurchased 9.5 million PotashCorp shares, expanded our potash investments in Israel and Jordan and purchased an interest in Sinofert, a large fertilizer supplier in China, the largest fertilizer market in the world.
We made internal investments for organic growth to bring back idle potash capacity in Saskatchewan, a move made possible by tax changes in that province. We also invested in the areas of nitrogen and phosphate with the highest gross margin and most stable returns — specifically, nitrogen in Trinidad and purified acid production at Aurora.
PotashCorp’s Strong Cash Flow
Cash flow continues to be a PotashCorp strength and is an integral part of our value proposition. In 2005, we generated $865.1 million in cash flow from operations.

6      POTASHCORP 2005 ANNUAL REPORT | LETTER TO SHAREHOLDERS
highest increases in feed, where prices improved $42 per tonne in 2005, with another $50 boost planned for 2006.
Industrial phosphate products again delivered the best results in this nutrient, contributing $54 million in phosphate segment gross margin. Purified acid represented $50 million of that margin, which was 29 percent of net sales.
As a result, PotashCorp earned $542.9 million in net income, or $4.89 per diluted share, beating our previous record by 82 percent.
Investors recognized the strength of our business early in the year and drove our share price to a record level. When the price backed off, we saw an opportunity and capitalized on it by extending our share repurchase program. The decision to buy back and cancel these shares should benefit our long-term shareholders to an even greater extent as we move forward. We see the potential of our excess capacity and anticipate it will only increase in value.
A new era in potash
Our optimism for the potash business is fueled by conditions that have unfolded over years and are set to continue for the foreseeable future. PotashCorp is the unparalleled leader in the best-positioned nutrient in the fertilizer industry and this gives us a sense of excitement about the future.
The supply/demand fundamentals in potash are intrinsically tight. Even though the timing of short-term consumption can shift, the picture of our industry is quite clearly drawn. While some producers are working toward incremental expansions, the prospect of significant new production from a greenfield operation is unlikely before the end of the decade. Deposits are rare and even if a new ore body was discovered, we estimate about $1.2 billion and five years would be required to bring it into production. That is a major capital investment and a long wait before positive cash flow would be generated. Although prices have risen, we believe they are still below the level needed to make a greenfield project economically attractive.
PotashCorp’s excess capacity is the quickest and most cost-effective source of additional production. We have in place the ability to raise production to meet demand growth. More important, we do this with the knowledge that every tonne of capacity we bring back costs about 25 cents on the dollar compared to a greenfield investment.
We intend to optimize our production to maximize the value of our potash resources. In 2005, we increased production by 902,000 tonnes and announced plans to invest $275 million to bring back idle capacity at Lanigan and Allan. This will increase our annual production capability by 1.9 million tonnes by 2007. We previously invested $85 million at Rocanville, resulting in a capacity increase of 749,000 tonnes.
This is necessary to meet the growing demand from offshore customers. From 2002 to 2004, world demand grew by 22 percent. Although growth slowed to 1 percent in 2005, the impact remained significant with our competitors operating at capacity. PotashCorp is positioned to reap the lion’s share of any increase in demand.
Our 2005 offshore volumes were consistent with the record levels of the previous year, demonstrating the value of our diverse global customer base. While Brazil, our largest customer in 2004, reduced imports, China and India more than offset the decline with increased volumes. China purchased a record 2.4 million tonnes from Canpotex, as the offshore marketing agency for Saskatchewan producers sold more potash than ever before.
With our investment in Sinofert, Canpotex will be able to increase its market penetration in China in the future. We also expect Brazil to return to the market in 2006, purchasing somewhere between the record total of 2004 and the lower level of 2005. These factors could take our offshore volumes to another record in 2006.
In North America, fertilizer dealers purchased aggressively in the first six months of 2005 in advance of announced price increases, then backed off to see if softening world demand would reduce prices. While this slowed the wind in our sails, it is expected to pick up force again. The requirements of the steady North American market are well established and don’t vary much from year to year. We anticipate North American 2006 volumes to be flat to down slightly from 2005, but consistent with historical levels.
Better prices are expected in offshore and North American markets, which should propel us to another year of record potash earnings.

POTASHCORP 2005 ANNUAL REPORT | LETTER TO SHAREHOLDERS      7
The potash business gives us a long look at the competitive horizon. We can see that there will be no significant new competitive capacity through the end of the decade, so supply will remain tight. North America is a mature market and we know what to anticipate from our customers. The growth from offshore customers will continue driving our business, although we recognize that these evolving markets are subject to some fluctuations in their growth patterns. With that in mind, we are prepared to use only as much of our excess capacity as required to provide stability while generating larger margins and higher earnings.
Tight focus, reduced volatility
Our nitrogen and phosphate strategies are built around areas of each nutrient where we have the greatest competitive strengths, reducing volatility and lessening the impact of fertilizer cycles.
In nitrogen, our advantageous natural gas contracts in Trinidad support our strategy. We can produce nitrogen there with lower-cost gas even as rising natural gas costs in the United States drive up ammonia prices and expand our Trinidad margins.
We are adding nearly 300,000 tonnes of capacity at Trinidad, with 156,000 tonnes brought on stream in 2005 and another 138,000 tonnes in 2006. This will increase the benefit of our lower-cost production there. When natural gas prices climb in the US, our margins grow.
Phosphate fertilizers improved in 2005 with demand rising and inventories under control. However, their long-term fundamentals are challenged, so we are increasingly moving away from commodity-like products into niche markets. Our high-quality rock gives us the flexibility to produce purified acid, the most profitable of our industrial products, as well as DFP, the specialty animal feed supplement. Our production process requires us to produce a certain amount of DAP but we are shifting as much of our phosphoric acid as possible into the high-margin industrial and feed products.
Growth from Diverse Markets
The growth in potash demand is global, creating a diversified customer base that provides strength and balance. With many offshore countries gaining economic power and increasing potash consumption, the impact of short-term fluctuations from any single region is lessened.
Research has shown that China, India and Brazil all need to significantly increase potash consumption to meet scientifically recommended application ratios. China would need to nearly triple its consumption to meet these ratios, adding 16 million tonnes annually. Usage would need to climb 7 million tonnes in India and 6 million tonnes in Brazil to reach optimal levels. Not only is this global need for potash a growth opportunity for PotashCorp, the geographic and customer diversity of our business provides a measure of stability in the event of an economic shift or a poor growing season in one part of the world.
Geographic Diversity
Among Offshore Markets
PotashCorp Sales Volumes
A look at selected offshore markets demonstrates how stronger sales volumes to India and China offset a demand shock in Brazil in 2005.

8      POTASHCORP 2005 ANNUAL REPORT | LETTER TO SHAREHOLDERS
Our focus is on purified acid, where we are expanding production by 82,000 tonnes. This new plant is scheduled to come on stream in the second quarter of 2006, and should add approximately $20 million in gross margin on a full-year basis.
As a result, we expect our 2006 gross margins in nitrogen and phosphate to rival or exceed those of 2005.
Partner of choice
Our vision has always extended beyond financial performance. We want to be a partner of choice for all our stakeholder groups. That means looking beyond financial considerations to explore our company’s social and environmental performance.
Our ability to execute our strategies is linked to the skills and abilities of our people. Their importance cannot be overstated and their safety, without exception, is our No. 1 priority. Our nitrogen operations had a record year, reducing their recordable accident frequency rate by 14.5 percent from their previous best performance. We celebrated many milestones in 2005, including 5 million hours without a lost-time injury in Trinidad and 6.65 million hours at Geismar.
Overall, however, we did not live up to the record safety performance of the previous year and, sadly, we experienced a fatality underground at our Lanigan operation. This is the greatest concern of every miner and mining executive and we will work together to try to ensure this never happens again.
We track safety continuously and recognized in early 2005 that we had fallen behind our 2004 levels. We revitalized our efforts and acted swiftly to introduce the Senior Safety Leadership Team, which will provide direction, leadership and expectations for our safety processes. Another initiative in late 2005 was to have each facility create a Safety Action Plan to address measurable performance in behavior-based safety, key procedures, contractor safety and organizational culture. The initial plans were completed in January 2006 and we will be vigilant in monitoring the key safety measures that were outlined in the plans. While our industry has inherent risks, we want every person who works at our operations to return to their families healthy and safe at the end of each day.
We also strive to improve quality of life by actively participating in our communities. We continued to support the University of Saskatchewan, which has helped develop many of the employees who contribute daily to our success. We renewed our sponsorship of the Chicago Botanic Gardens, funding a research chair in soil science.
As a global company, we operate with a broader view. Early in 2005, we were among the first corporations to step forward following the tsunami in Southeast Asia, providing $1 million to the relief effort. We have a strong connection to the region, where we have worked with people for many years on issues of human development and food production.
Our local governments also benefited from our superior results in 2005. For example, we paid approximately $214 million in royalties and taxes in Saskatchewan. It’s one more way our success enriches others connected to our company.
Enriching lives
At PotashCorp, our products and our performance present opportunities — to help farmers grow greater quantities of more nutritious food, to have a positive impact on the lives of our people and the communities in which they reside, while delivering the best possible returns to investors.
To achieve this, we will continue with our long-term strategy of matching potash supply to demand and focus on the areas of phosphate and nitrogen with the least volatility. By doing so, we can deliver greater value which will enrich all our stakeholders.
Our efforts benefit from the strong guidance and leadership of PotashCorp’s Board of Directors. I’d like to thank each one for their dedication and support.
As we move forward, we will continue to look for ways to deliver on our promise to the many people who recognize that our success is truly their success.

William J. Doyle
President and Chief Executive Officer
February 27, 2006

POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS      9

Continuous improvement and accountability are among our core values at PotashCorp.
Each year, we set targets connected to our goals and operating strategies and report on our performance.
To continue to outperform our sector and other basic materials companies in total shareholder return. 2006 Targets
1 Exceed total shareholder return performance for our sector and companies on the DJUSBM for 2006.
2 Non-cash operating working capital to be less than 10 percent of net sales.
3 Total cash flow return to exceed cost of capital by 800 basis points.
4 Carry a higher multiple than the average of other fertilizer companies on both earnings and cash flow.
5 Exceed 2005 gross margin by 20 percent.
2005 Targets
Exceed total shareholder return performance for our sector* and companies on the Dow Jones U.S. Basic Materials Index (DJUSBM) for 2005 and three-year average. Be the preferred fertilizer investment as measured by surveys. Non-cash operating working capital to be less than 10 percent of net sales.**
Total cash flow return to exceed cost of capital by 500 basis points.** Carry a higher multiple than the average of other fertilizer companies on both earnings and cash flow. Exceed five-year average of historical gross margin as a percentage of net sales.**
Be at the top of our earnings guidance range.
2005 Results
Three-year return of 158 percent surpassed the DJUSBM, although PotashCorp trailed the sector for that period. Return for 2005 was below that of the sector and DJUSBM. A survey of buy- and sell-side analysts clearly identified PotashCorp as the leading investment in the sector. PotashCorp’s non-cash operating working capital was approximately 5 percent of net sales. Total cash flow return exceeded cost of capital by 780 basis points.
PotashCorp multiples were higher than the average of other fertilizer companies based on earnings and cash flow. Gross margin as a percentage of net sales reached 32 percent, well above the five-year average of 20 percent. Earnings per share of $4.89 exceeded our initial guidance of $3.50—$4.25 per share.
Gross Margin Increases
as a Percentage of Net Sales Focusing on High-Margin Businesses
A rising gross margin as a percentage of net sales reflected our tighter focus on areas of our business that provide the greatest gross margin: potash, Trinidad nitrogen and industrial phosphate, primarily purified phosphoric acid.
These three businesses generated 87 percent of PotashCorp’s total gross margin in 2005 and each delivered a high percentage of gross margin in relation to net sales — potash was 60 percent, Trinidad nitrogen 38 percent and purified phosphate 29 percent. Graph source: PotashCorp
* Sector = Mosaic, Agrium, Yara, SQM, ICL and K&S.
** See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators in our Financial Review, Pages 50 to 52.

10      POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS
To remain the leader and preferred supplier of potash, nitrogen and phosphate products worldwide. 2006 Targets
1 Increase North American realized prices for potash by 10 percent.
2 Increase offshore potash sales volumes by 5 percent.
3 Increase North American realized feed prices by 20 percent.
4 Increase realized nitric acid prices by 5 percent.
2005 Targets
Increase potash sales volumes by 5 percent at 25 percent higher realized prices.
Industrial nitrogen net sales from US plants to comprise 70 percent of the total from those plants.
Increase North American feed realized prices by 15 percent.
Increase purified acid price realizations by 5 percent.
Implement enterprise-wide customer complaint system to facilitate tracking and resolution.
Outperform competitors on quality and service as measured by customer surveys.
Expand computer applications’ e-mail capabilities to improve communications with customers and vendors.
2005 Results
Potash sales volumes decreased by approximately 1 percent, while realized prices were up by 38 percent. Industrial nitrogen represented 73 percent of net sales from US facilities.
Monocal rose by 17 percent, Dical 19 percent and DFP 28 percent, for an overall increase of 21 percent. Realized prices for purified acid increased by 10 percent. A new system, with automated tracking and reporting, was developed and implemented. PotashCorp outperformed the industry average for quality and service in all key product categories. Customers and vendors now can receive automated order information by fax or e-mail.
Purified Phosphate Industrial Nitrogen Feed Fertilizer Scale of 1-100 PotashCorp
PotashCorp’s Superior Product Quality
Industry Average
Matching Strengths to Opportunities
Tight fundamentals led to higher prices for purified acid products. North American supply tightened considerably as China reduced production in the face of higher energy costs, removing approximately 150,000 tonnes from the export market. European producers moved more product to China, leaving a supply gap in the Western Hemisphere. With our superior-quality rock, PotashCorp focused on higher-margin industrial phosphate products and received better realized prices for our purified acid, leading to a gross margin increase. We are building on this advantage by expanding our facility at Aurora. Graph source: PotashCorp
Maintaining the Highest Standards
Customers consistently list product quality as one of the key criteria they use in choosing a supplier. Our annual customer survey showed that PotashCorp continues to outperform competitors in terms of quality in each of our major product categories: fertilizer, feed, industrial nitrogen and purified phosphate. Service is another important differentiator and PotashCorp has always been a leader in this area. When asked about ease of placing an order and response to problems or questions, PotashCorp’s average score in the four customer groups was approximately 10 percent higher than the average of our competitors.
Graph source: Independent Teleresearch Company
Purified Acid Prices Strengthen

POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS      11
To be the low-cost supplier in our industry. 2006 Targets
1 Achieve rock costs at Aurora and White Springs 3 percent below 2005.
2 Achieve conversion costs for P2O5 production 9 percent better than 2005.
3 Achieve 5-percent reduction in per-tonne potash conversion costs on a Canadian dollar basis.
4 Improve energy efficiency in Trinidad by 10 percent from 2005.
5 Reduce/avoid transportation and distribution expenses to achieve a level 3 percent below market rates.
2005 Targets
Achieve rock costs at Aurora and White Springs 5 percent below 2004. Achieve conversion costs for P2O5 production 4 percent better than 2004.
Achieve 5-percent reduction in per-tonne potash conversion costs on a Canadian dollar basis. Achieve energy efficiency in nitrogen
2 percent better than 2004. Operate the Aurora DFP plant at design capacity. Yield a 3-percent saving in transportation and distribution from industry benchmark.
2005 Results
Rock costs for 2005 were 1 percent below 2004. P2O5 conversion costs for 2005 were 1 percent below 2004. Canadian dollar potash conversion costs rose by 5 percent, largely due to a 25-percent increase in natural gas costs. Energy efficiency in nitrogen remained the same as in 2004. The facility demonstrated its ability to operate at 98 percent of design capacity.
Through cost-avoidance and expense management, transportation and distribution expenses were kept 5 percent below market rates.
Turning Transportation and Distribution into a Competitive Edge
Strong long-term relationships with key transportation suppliers, carefully managed cost-avoidance strategies and a proactive approach to ocean freight contracts enabled PotashCorp to better control expenses and increase gross margin in 2005. While transportation costs have risen by an average 2-3 percent annually, the sharp spike in demand for railcars, combined with rising fuel costs and higher risk premiums, led to cost increases of 10-50 percent for some companies in 2005.
By securing long-term contracts in advance of these increases, PotashCorp was able to minimize the impact of price hikes. Distribution partners recognized the value of our long-term business, along with our large volumes and high safety standards. This enabled us to negotiate better rates with reduced risk premiums. In a similar fashion, long-term ocean freight rate contracts provide a competitive advantage in shipping potash to offshore customers and ammonia from Trinidad. Various cost-avoidance measures yielded savings that far exceeded the industry benchmark, securing our position as a low-cost supplier to our customers.
We made investments to improve our transportation and distribution profile in Brazil, including a new warehouse. As our potash volumes to offshore customers increase, infrastructure improvements are required. We view the improvement of our ability to move additional volumes with increasing efficiency as an important investment in our potash business, which is one of the main reasons for our investment in Sinofert.
We opened a new warehouse in Brazil in January 2006. Potash is shipped to Brazil by sea, then trucked to our warehouse, which gives us an advantage in distribution to customers around that country.
achieved partially achieved did not achieve

12      POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS
To move closer to our goal of no harm to people, no accidents, no damage to the environment. 2006 Targets
1 Reduce recordable and lost-time injury rates by 30 percent from 2005 levels.
2 Reduce reportable releases and permit excursions by 30 percent from 2005 levels.
3 Achieve 100-percent compliance on all environmental, safety and security audit action items.
2005 Targets
Reduce recordable and lost-time injury rates by 10 percent. Reduce reported releases and permit excursions by 25 percent. Achieve 100-percent compliance on all environmental and safety audit action items.
2005 Results
Recordable and lost-time injury rates both increased from the record-low levels of 2004.
Releases and permit excursions were reduced by 30 percent. 100-percent compliance was achieved.
Making Accident Prevention a Priority
Reducing risk is part of PotashCorp’s business strategy — and one of the fundamental principles of our approach to safety. Even after the record safety performance of 2004, our company continued to focus on new ways to prevent accidents. While our results in 2005 did not meet our expectations, the commitment to safety remained a priority.
This led to the creation of a high-level team focused on the prevention of accidents with employees and contractors. This Senior Safety Leadership Team is shifting attention from traditional safety measures such as the frequency of lost-time injuries or recordable accidents and placing greater attention on eliminating behaviors that cause accidents before injuries happen.
“We’re looking for trends of behaviors that cause accidents, so that we can eliminate those vulnerabilities,” said Jim Dietz, PotashCorp’s Executive Vice President, Chief Operating Officer and safety team leader. “When we accomplish this, we’ll really be a leading company in terms of safety.”
For example, the PCS Phosphate Aurora railyard created a Critical Behavior Inventory, illustrated with photos, to demonstrate the correct (and incorrect) methods of dealing with railcars. Since we began focused observation of railyard practices, overall safe behavior has increased from 98.5 percent to 99.8 percent.
The Senior Safety Leadership Team discussed this approach with safety managers from all of PotashCorp’s operating facilities at a safety conference in 2005. The objective is to create consistency in how safety policies, procedures and practices are applied and measured.
Senior Safety Leadership Team
The Senior Safety Leadership Team is composed of (from left to right):
Tom Brower,
Senior Director, Safety and Health
Jim Dietz,
Executive Vice President and Chief Operating Officer
Garth Moore,
President, PCS Potash
John Hunt,
Vice President, Safety, Health and Environment
Tom Regan,
President, PCS Phosphate
Clark Bailey,
Vice President, Manufacturing and Technical, PCS Nitrogen

POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS      13
To have motivated and productive employees committed to our long-term goals. 2006 Targets
1 Fill at least 75 percent of senior staff openings with internal candidates.
2 Maintain or improve employee engagement levels as measured by employee engagement survey.
3 Stabilize rate of employee turnover at Trinidad operations.
2005 Targets
Integrate key corporate performance metrics into regular employee reviews, providing managers with greater discretion to reward individual achievement. Proactively improve orientation programs for new employees and career development processes for existing employees. Complete implementation of a human resources administration system enabled by information technology. Maintain personnel turnover improvements achieved in 2004 in Trinidad.
2005 Results
Key performance indicators are being used in more departmental and individual goal-setting and performance discussions. Changes to compensation and incentive pay have been implemented to allow flexibility in rewarding excellent performance.
A framework for employee orientation, including a handbook for new employees, is in development. Cross-border transfers are being improved, creating new opportunities for current employees.
Full implementation has been completed in the United States, while final extension into Canada is on hold.
Turnover in Trinidad increased as PotashCorp employees were recruited to fill positions in a rapidly developing chemical sector.
Putting Performance First
Continuous improvement is a core value at PotashCorp — one that requires people in our company to deliver better performance in all areas of our operations year after year. In recognition of this, we have developed compensation and advancement plans that challenge and reward employees who drive the company’s success.
This includes a system of short- and long-term incentives based on PotashCorp’s overall performance, using indicators such as total shareholder return and cash flow return versus the cost of capital to measure success. The programs are designed to develop strong corporate management and provide a financial incentive for employees to achieve success.
In 2006, the short-term incentive program will be extended to include approximately 1,500 employees. In addition to linking employee rewards with corporate performance objectives, this strengthens PotashCorp’s ability to attract and retain key talent and provides more people with greater potential to share in our success.
Recognizing that people are motivated by more than financial rewards, we have placed a priority on giving top performers the ability to advance. In 2005, 41 of 54 senior-level position movements were filled from within, including all opportunities at the executive level. Integrity and sharing what we learn are core values at PotashCorp. At our Annual Meeting of Shareholders, Trent Sereda and Tanya Krause (shown here) were recognized for living these values as they perform their functions in the Saskatoon office.
achieved partially achieved did not achieve

14      POTASHCORP 2005 ANNUAL REPORT | GOALS AND TARGETS
To improve the socio-economic well-being of our communities. 2006 Targets
1 Continue to be engaged with community support projects at each of our plants and offices.
2 Achieve a 10-percent increase in individual participation in the matching gift program and a 20-percent increase in total donations.
3 Remain in the top quartile of governance practices as measured by external reviews.
2005 Targets
Be in the top quartile of responses in a survey of community leaders. Be engaged with community support projects at each of our plants and offices. Achieve a 10-percent increase in individual participation in the matching gift program and a 20-percent increase in total donations. Remain in the top quartile of governance practices as measured by external reviews.
2005 Results
A survey conducted in Aurora showed that people view PotashCorp as important to the local economy (97 percent), a strong community supporter (89 percent) and a good employer (85 percent).
Our company and our people were engaged in efforts to improve our communities. This included cash donations, volunteer efforts and relationship-building activities like Limestone Days at Weeping Water.
Individual participation increased by 15 percent and total donations rose by 58 percent.
PotashCorp’s governance practices were ranked in the top 10 percent of 209 S&P/TSX companies evaluated by Report on Business magazine.
Joining Hands with Our Communities
Being engaged with our communities extends beyond the employment and financial impact of our facilities. We are active volunteers in the places where we work and live, and support initiatives that bring us closer to our communities. Our people have embraced this by supporting local organizations, with activities such as:
• At White Springs, our employees have a long-term relationship with the Hamilton County School System, working with at-risk kids and preparing them for opportunities to join the workforce.
• A team of Trinidad employees participated in the Energy Challenge, a 24-hour outdoor event that involves hiking mountain trails and building sleeping accommodations, to raise money for FEEL, which works with charitable agencies to provide aid to people in Trinidad and Tobago.
• Aurora workers spent a day during the holiday season ringing bells to raise money for the Salvation Army.
• In Rocanville, our people formed a team to raise money by running in the 24-Hour Relay For Life.
• Our Cory personnel donated food and gifts to local charitable organizations. In total, 100 percent of our facilities, including each of our operating facilities and our corporate offices in Saskatoon and Northbrook, made connections in their communities through volunteerism, partnerships and financial donations.
Many PotashCorp employees demonstrated their compassion and commitment following Hurricane Katrina. Led by employees at Geismar who opened their homes to victims, people from across our company contributed to the effort by delivering supplies and cooking for volunteers. Debra Flerlage, an executive secretary at our Northbrook office, organized a clothing drive that gathered more than 70 bags of clothing from her fellow employees. As a company, we donated $250,000 to the relief effort.
achieved partially achieved did not achieve

POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY      15
Highlights of Sustainability Achievements in 2005
Governance
Introduced formal review process for individual directors.
Energy
Improved natural gas efficiency at Trinidad’s 03 and 04 plants by up to 10 percent; installed a turbine generator to utilize excess steam at Geismar; reduced energy use for future production at Lima by 8 percent.
Community Relations
Participated in volunteer activities in each of the communities where we operate and at our corporate centers.
Safety
Nitrogen operations reduced their accident frequency rate by 14.5 percent from the previous record low.
Environment
Reduced permit excursions by 65 percent to a record low.
Stakeholder Engagement
Surveys with all key stakeholder groups showed that PotashCorp is a preferred supplier to customers, is respected by our communities and is supported by our investors.
Our commitment to sustainability is anchored in two simple propositions:
•	it is the right thing to do
•	it is good business.
Our sustainability initiatives are having a clear impact on our bottom line through increased productivity and lower operating costs. Our shareholders also benefit from the company’s lower risk profile and improved earnings multiple.
This section highlights some of our sustainability achievements and describes how we addressed a number of sustainability issues in 2005 — such as governance, business benefits, management systems, stakeholder engagement, employee relations and customer concerns — in ways that will form the basis for improved performance in the future.
PotashCorp’s Commitment to Sustainability
Our Sustainability Vision
In pursuing the best interests of the corporation, we consider our impact on investors, customers, employees, suppliers and the communities and environment where we do business. All are essential to PotashCorp’s long-term success.
Our Sustainability Commitments
Health and Safety: Our goal is no harm to people, no accidents.
Integrity: We operate with integrity and respect for human rights and the rule of law.
Governance: We are committed to being a leader in corporate governance, recognizing it as a cornerstone of a sustainable organization.
Financial Performance: We will manage our financial performance to maximize long-term value for shareholders.
Environmental Responsibility: Our goal is no damage to the environment.
Energy: We will use energy efficiently and constantly strive to improve.
Employees: We are committed to respect for human dignity and fairness in the workplace.
Stakeholder Engagement: We listen to all stakeholders.
Community Development: One measure of our success is the economic activity we generate in the communities where we operate.
Customers and Business Partners: We work to create mutual advantage in all our relationships.

16      POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY
Why is corporate governance such an important part of sustainability?
Good governance is the underpinning for a sustainable corporation. The value of the company lies not only in its superior physical, logistical and human assets but in the confidence that the business strategy is sound and systems are in place to ensure that corporate assets are consistently deployed for the benefit of the company’s stakeholders.
We believe strongly that good governance practices both protect and enhance shareholder value, and PotashCorp will continue to pursue the highest standards of corporate governance.
What changes did PotashCorp’s board introduce in 2005 to strengthen its governance?
PotashCorp’s board takes a highly disciplined and proactive approach to corporate governance.
Our governance committee ensures that we meet or exceed all regulatory governance practices by maintaining a comprehensive checklist that compares our practices to existing and emerging requirements.
We also review closely what our stakeholders and third-party governance monitors are saying about best governance practices. Our approach is to consider carefully whether any particular suggested best practice makes sense for PotashCorp. We do not adopt practices simply for the sake of change, but we are not afraid of being on the leading edge of best governance practices.
In 2005, we implemented a practice of formally reviewing individual directors. In addition, we initiated a process for directors to set individual goals and objectives for themselves which are designed to improve their own performance and that of the entire board. The board demonstrated its commitment to strategic planning by devoting a portion of every regular meeting to this subject and convening additional special sessions specifically dedicated to strategy. These included an educational component and a thorough review of the strengths, weaknesses, opportunities and threats relevant to PotashCorp, particular competitors and the industry in general.
We also amended our governance principles to implement a meaningful majority vote requirement for the election of directors. Specifically, we now will require directors who fail to get more votes cast in favor of their election than votes cast against and withheld to submit their resignation to the board.
We also gave consideration to the concept of term limits for directors. Proponents argue that directors with lengthy tenure may lack the independence necessary to sit on key committees. However, we have found that experienced directors have the confidence and institutional knowledge necessary to articulate competing points of view and to challenge management, especially in the area of strategy. Consequently, we prefer to rely on an evaluation process rather than arbitrary term limits.
A Clear Approach to Disclosure
Transparency is fundamental to good governance and sound operating practices. PotashCorp has made this a priority and earned the Canadian Institute of Chartered Accountants (CICA) Overall Award of Excellence for Corporate Reporting for the second consecutive year. The overall honor was one of five corporate reporting awards presented to PotashCorp by the CICA in 2005. Others included the top honor for best financial reporting.

POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY      17
How did sustainability contribute to business performance and shareholder value in 2005?
Our commitment to sustainability contributes to our financial performance in a number of ways. Our sustainability practices are helping us improve safety, reduce risks, increase productivity and lower operating costs, all of which have a direct impact on our bottom line. For example:
•	Paying attention to environmental and social issues lowers our risk profile and our costs.
•	Our efforts to improve energy efficiency reduce costs and make us more competitive.
•	A culture of integrity, fairness and opportunity is a key motivator for our employees.
•	We benefit from reduced insurance premiums that resulted from our joint commitment to safety with a local business partner.
In short, sustainability is good business and good for our shareholders, who benefit directly from our improved financial performance.
Shareholders also benefit from the way in which sustainability increases transparency, enhances our reputation and builds trust.
These are not soft issues. Transparency created through our extensive public reporting and ongoing dialogue with stakeholders compels us to deliver on strategies and targets. It reinforces the need for proper risk mitigation and a disciplined management focus. It also strengthens our reputation, one of our most valuable assets.
Transparency improves our share price and earnings multiple which, in turn, reduce our cost of capital. In addition, it promotes greater opportunities to create value for shareholders.
Our experience is clearly demonstrating the contribution that sustainability is making to both our near-term financial results and our long-term viability as a company — to the benefit of our shareholders and other key stakeholders.
Creating Value by “Doing What’s Right”
Once considered a cost of doing business, sustainability is increasingly being recognized as a way to increase value. According to the Global Environmental Management Initiative:
•	50% of a company’s market value can be attributed to sustainable business practices.
•	35% of institutional investors make portfolio decisions based on intangibles like safety, health and environmental performance.

•	81% of Global 500 executives place safety, health, environmental and social issues among the top 10 value drivers of their businesses.
Sustainability is at the heart of PotashCorp’s vision and values. By addressing the triple bottom line in our business practices, the company grows stronger and perpetuates a culture of “doing what’s right.”
How is PotashCorp driving its sustainability program into the organization?
When we began our sustainability journey nearly five years ago, we recognized that success would depend on change at every level in the organization.
While commitment from the top was essential, our ability to make continuous ongoing improvements in our economic, social, environmental and safety performance also required grassroots support.
In 2004, I visited all of our plant locations to speak to local management and our employees about sustainability. My goal was threefold. First, I explained sustainability. Second, I told our employees why it was in the best interests of all stakeholders for the company to make a long-term commitment to this

18      POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY
business approach. Finally, I explained the business reasons for adopting sustainable business practices. The response I got from employees throughout the company was very positive and encouraging.
The same has been true at our annual Best Practices Workshop which brings together all of our plant General Managers. We’ve been addressing sustainable business practices at this workshop since 2001 and sharing innovative approaches for implementing sustainability at the plant level.
Sustainability goals have now been introduced into our plant-level Key Performance Indicators and site action plans.
What were the priority areas for PotashCorp’s sustainability program in 2005?
We created a Senior Safety Leadership Team whose goal is to create an incident-free culture throughout PotashCorp that prevents accidents from happening. Our plant management teams have created specific site action plans to achieve the necessary cultural change and ratchet our safety program up to the next level. Open communication and employee participation are clearly key to our success.
Our efforts to improve our environmental performance are equally ambitious. Our land reclamation programs continue to receive recognition, with our Whitehurst Creek, North Carolina project earning local and national awards. We still see potential for reducing waste and improving energy efficiency throughout the company.
As we begin 2006, I’m confident our production sites will identify and address more opportunities for making PotashCorp sustainable in all areas. There is company-wide recognition that sustainability has become a core part of the way we do business and, quite simply, it is the right thing to do.
In Touch with Our Communities
Sustainability reporting is part of PotashCorp’s program of continuous improvement. While our annual sustainability report provides an overall picture of our progress from year to year, we have also initiated a program of site-specific sustainability reports that give our communities a more detailed picture of what is happening at their local facilities.
The first of these site-specific reports was issued late in 2005 and all of our operating facilities will report directly to their communities in 2006. These reports include information on safety and environmental performance, community involvement initiatives and spending with local business partners.
What steps did PotashCorp take in 2005 to help meet its customers’ needs for sustainable supplies of potash?
When worldwide potash demand first began to spike, PotashCorp implemented a three-pronged plan to increase our sustainable supplies of potash and meet our customers’ needs.
First, we began to tap into our vast reserves by expanding our production capacity and ramping up our production schedule. This increases our ability to meet growing demand and provide customers with greater reliability of supply.
Second, we’re widening the distribution pipeline by expanding our fleet of dedicated hopper cars and making sure our shipping partners are doing the same. As a company, we have added more than 500 covered hopper cars in the last few years, including approximately 120 in 2005; Canpotex added almost 1,200. In addition, Canadian Pacific Railway, which transports our potash destined for offshore sales, has completed a $160-million expansion of its track network between Saskatchewan and the Port of Vancouver. It has also invested in 60 more locomotives. Our North

POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY      19
American carrier, CN, acquired 75 new locomotives in 2005 and entered into a major refurbishment program involving 800 covered hopper cars.
Finally, we’re working more closely with our offshore and North American customers to ensure we have the best possible information about their needs. Our industry used to plan for two peak buying seasons with plenty of time to rebuild inventories in between. Those days are gone. The fact is there’s always a spring or fall fertilizer season somewhere in the world. To meet our customers’ needs, we must now move product year-round, and the only way we can do this is to plan with our customers on an ongoing basis.
These efforts have already yielded good results for both our customers and our company. In many countries, we have increased our market share because our customers recognize what we’re doing to secure their supply of potash, not only for today but for the future. Our commitment to sustainable growth helps them to grow.
Mike Anderson, President and CEO
Shared Values, Shared Success
PotashCorp’s sustainability efforts are important to building strong and lasting relationships with customers. As people around the world gain awareness of the importance of sustainable business practices, our approach to triple bottom-line reporting creates confidence that our company is a reliable and trustworthy business partner.
“Looking at their sustainability efforts, it is clear to me that PotashCorp is a company that we share a value system with,” said Mike Anderson, President and CEO of The Andersons, one of the largest fertilizer distributors in the United States Midwest. “I look at the focus of their company — its commitment to relationships and communities, that their word is their bond — and I feel good about working with them.”
How is PotashCorp strengthening its position as an employer of choice?
PotashCorp has always recognized that our financial success and industry leadership as a sustainable company depend on a skilled and dedicated workforce.
To remain competitive in a global environment, we must continue to retain and recruit top performers and provide them with the skills to succeed, the information to understand long-term goals, and a safe and fair work environment.
In 2005 we completed a major review of our compensation practices. This led to some significant changes that will become effective in 2006. Most notably, we adjusted our salary increase process to provide managers with greater flexibility to reward top performers. In addition, we are continuing the application of a top-performer incentive component for merit pay increases that was introduced in 2005.
We are also increasing the number of employees eligible to participate in the annual short-term incentive bonus program. In 2006, the number will jump from approximately 4 percent of the workforce to 30 percent. Because the size of the annual bonus is directly tied to the company’s performance, participating employees will be rewarded for their motivation and commitment to PotashCorp’s success.
Another area we’re addressing is helping individual employees achieve their personal career goals. This effort is strongly supported by a philosophy to “promote from within.” The majority of job openings are first posted internally, enabling qualified employees to advance within our organization and transfer into different functional disciplines or to different locations. This approach has received very positive feedback.
As our business becomes more global, we see the need to prepare our workforce for the challenges of international business. This could include assignments in other countries or training for new and different tasks.

20      POTASHCORP 2005 ANNUAL REPORT | SUSTAINABILITY
Living by Our Code
In addition to making clear our strategies, goals and targets, PotashCorp provides every employee with our Statement of Core Values and Code of Business Conduct. These documents set forth the company’s commitments to integrity, sustainability and the need to avoid conflicts of interest.
The principles embedded in these documents are reflected in our daily business practices, and our successes are celebrated each year at our Annual Meeting of Shareholders. During the meeting, we introduce people from across the company whose efforts brought to life our core values in the workplace and demonstrated how following our code of conduct contributes to business success. Employees are asked to recommit to the code annually.
Why does PotashCorp place so much importance on stakeholder engagement?
Our reputation is one of our most valuable assets and we care about how we are perceived by our key stakeholders. Listening to stakeholders is a core value of our company and engagement with them is a fundamental part of our planning and future success.
The knowledge we gain through our annual surveys shapes our sustainability efforts. We share information on our strategies and performance and solicit feedback because this increases understanding, strengthens our reputation and builds stakeholder support for our growth.
What did you learn from your external stakeholders in 2005?
Each year, we have independent research companies survey our external stakeholders: customers, investors and people in the communities where we operate. In addition, we monitor media coverage and measure whether we are portrayed in a positive, negative or neutral tone.
Our 2005 customer surveys showed that PotashCorp remained a preferred supplier in all four of our product categories: fertilizer, feed, industrial nitrogen and purified phosphate. The surveys also showed considerable concern about reliability of supply. Our communication efforts are focused on what we’re doing to further enhance our supply capability as we bring back potash capacity and expand nitrogen and purified acid production.
We assess the opinions of investors through an annual survey of buy-side and sell-side analysts. This survey showed strong support for our Potash First strategy, as investors view us as the leader for this nutrient. They also recognized the long-term growth potential this gives our company.
The 2005 community survey conducted in Aurora, North Carolina revealed a strong base of support for our operations. On average, 90 percent of respondents provided positive feedback on PotashCorp’s economic, employment and social performance. This connection to the community is invaluable in gaining permits required for continued operations and the expansion of our purified acid facility.
In addition to our own research, we measure the quantity and tone of media coverage at local and national levels. Based on research completed in the fourth quarter of 2005, the volume of media coverage had increased 82 percent over the previous year, reflecting growing interest in our company. The tone of coverage was largely positive, as we drew attention for our strong financial and social performance.
Investors Value Potash First
Our ongoing dialogue with stakeholders, which includes an annual investor survey, gives us insight into their expectations and the opportunities for our company. In 2005, our investors told us they recognize the value-driving potential of our potash operations, rating it as 9 on a scale of 1-10, far surpassing nitrogen (5.4) and phosphate (4.4).
This was supported by responses to follow-up questions related to the preferred use of our significant cash flow. Investors showed a clear preference for spending in the potash business, to bring back capacity and make selective acquisitions.
Value-Driving Capabilities of the Nutrients
As ranked by buy-side analysts
Source: Christensen

POTASHCORP 2005 ANNUAL REPORT | BOARD OF DIRECTORS      21
PotashCorp Board of Directors
Frederick J. Blesi, of Glenview, Illinois, is a retired Chairman and CEO of the Phosphate Chemicals Export Association Inc. (PhosChem), principal exporter of US phosphate chemicals. Before joining PhosChem, he was Vice President, International with International Minerals and Chemical Corporation. He is a director of the Evans Scholars Foundation and The Western Golf Association. He joined the PCS Inc. Board in 2001. 2, 5
William J. Doyle, of Winnetka, Illinois, is President and CEO of Potash Corporation of Saskatchewan Inc. He became President of PCS Sales in 1987, after a career with International Minerals and Chemical Corporation. He is Chairman of The Fertilizer Institute and the Potash & Phosphate Institute and Vice Chairman of Canpotex Limited. Mr. Doyle is on the College Board of Advisors at Georgetown University. He joined the PCS Inc. Board in 1989. 1
John W. Estey, of Glenview, Illinois, is President and CEO of S&C Electric Company. He is a member of the Board of Governors of the National Electrical Manufacturers Association, a director of the Executives’ Club of Chicago, and a member of the Dean’s Advisory Board at the Kellogg School of Management at Northwestern University. He joined the PCS Inc. Board in 2003. 3, 4
Wade Fetzer III, of Glencoe, Illinois, is Retired Partner with the investment banking firm Goldman Sachs. He sits on the boards of Sphere Communications, Northern Star Broadcasting, University of Wisconsin Foundation and Rush-Presbyterian St. Luke’s Medical Center. He is also on the Kellogg Alumni Advisory Board. He joined the PCS Inc. Board in 2002. 2, 3
Dallas J. Howe, of Calgary, Alberta, is owner and CEO of DSTC Ltd., a technology investment company, and a director of Advanced Data Systems Ltd. and the Saskatchewan Wheat Pool. A director of the PCS Crown corporation from 1982 to 1989, he joined the PCS Inc. Board in 1991 and was elected Chair in 2003. 1, 2
Alice D. Laberge, of Vancouver, British Columbia, is a Corporate Director and the former President and CEO of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited, and is a director of the Royal Bank of Canada, Catalyst Paper, the United Way of the Lower Mainland and St. Paul’s Hospital Foundation. She joined the PCS Inc. Board in 2003. 4, 5
Jeffrey J. McCaig, of Houston, Texas, is Chairman and CEO of Trimac Holdings, a bulk trucking and third-party logistics company. Prior to that, he practiced law, specializing in corporate financing and securities. He is a director of Orbus Pharma Inc., The Standard Life Assurance Company of Canada and Stoneham Administration Inc. He joined the PCS Inc. Board in 2001. 3, 5
Mary Mogford, of Newcastle, Ontario, is a Corporate Director and a former Ontario Deputy Minister of Finance and Deputy Minister of Natural Resources. She is a director of Falconbridge Ltd., MDS Inc. and Sears Canada Inc., and a member of the Altamira Advisory Council. She is a Fellow of the Institute of Corporate Directors (ICD) and an accredited director under the ICD/Rotman School of Business Directors’ Education Program. She joined the PCS Inc. Board in 2001. 2, 5
Paul J. Schoenhals, of Calgary, Alberta, is President and CEO of Enform, a petroleum industry safety and training service. He is a former Member of the Legislative Assembly and Cabinet Minister in Saskatchewan and was Chairman of Potash Corporation of Saskatchewan, the Crown corporation, from 1987 to 1989. He joined the PCS Inc. Board in 1992. 3, 4
E. Robert Stromberg, QC, of Saskatoon, Saskatchewan, was formerly associated with the Saskatchewan law firm Robertson Stromberg Pedersen. He is a director of NorSask Forest Products Inc. and Hitachi Canadian Industries Ltd. and holds the rank of Honorary Lieutenant-Colonel of the North Saskatchewan Regiment. He joined the PCS Inc. Board in 1991. 1, 2, 4
Jack G. Vicq, of Saskatoon, Saskatchewan, is Professor Emeritus of Accounting, University of Saskatchewan. He is a past Associate Dean of Commerce at the university and was responsible for the Centre for International Business Studies. He formerly held the A.W. Johnson Distinguished Chair in Public Policy in the Saskatchewan Department of Finance. He joined the PCS Inc. Board in 1989. 1, 5
Elena Viyella de Paliza, of the Dominican Republic, is President of Inter-Quimica, S.A., a chemicals importer and distributor, Monte Rio Power Corp and Indescorp, S.A. She is president of the Dominican Business Council, a member of the board of the Inter-American Dialogue and past president of the Dominican Stock Exchange, Dominican Manufacturers Association and the National Agribusiness Board. She joined the PCS Inc. Board in 2003. 1, 4

committees	1 Executive 2 Corporate governance and nominating 3 Compensation 4 Safety, health and environment 5 Audit

22      POTASHCORP 2005 ANNUAL REPORT |CORPORATE OFFICERS AND KEY MANAGEMENT
Corporate Officers and Key Management
William J. Doyle
President and Chief Executive Officer
He joined the company in 1987 as President of PCS Sales, and has more than 30 years in the fertilizer industry. He was named CEO in 1999.
Wayne R. Brownlee
Executive Vice President and Chief Financial Officer
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
Joseph A. Podwika
Senior Vice President, General Counsel and Secretary
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
Stephen F. Dowdle
Senior Vice President, Fertilizer Sales, PCS Sales
A PhD in agronomy and soil science with two decades of industry experience, he joined PotashCorp in 1999 and assumed responsibility for all domestic and international fertilizer transactions in 2000.
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
John R. Hunt
Vice President, Safety, Health and Environment
After earning a degree in agricultural business, he has spent 24 years in the fertilizer industry, joining PotashCorp in 1997 and moving to his present position in 2005.
Denis A. Sirois
Vice President and Corporate Controller
A certified management accountant, he joined the company in 1978 and has held his current position since 1997, with wide responsibilities in financial reporting.

POTASHCORP 2005 ANNUAL REPORT | SHAREHOLDER INFORMATION       23
Shareholder Information
Annual Meeting
The Annual Shareholders meeting will be held at 10:30 a.m. Central Standard Time May 4, 2006 in the Adam Ballroom, Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan.
It will be carried live on the company’s website, www.potashcorp.com.
Holders of common shares as of March 13, 2006 are entitled to vote at the meeting and are encouraged to participate.
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
Ownership
On February 27, 2006, there were 1,837 holders of record of the company’s common shares.
Shares Listed
Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: POT
Investor Inquiries

Betty-Ann Heggie, Senior Vice President, Corporate Relations
Canada: (800) 667-0403   US: (800) 667-3930
e-mail: corporate.relations@potashcorp.com
Visit us at www.potashcorp.com
Common Share Transfer Agent

	In Canada:	In the United States:
	CIBC Mellon Trust Company	Mellon Investor Services, L.L.C.
	600 The Dome Tower	480 Washington Boulevard
	333 – 7th Avenue SW	Jersey City NJ 07310-1900
Calgary AB T2P 2Z1
Phone:	(403) 232-2400	Phone: (800) 526-0801
(800) 387-0825
	Website: www.cibcmellon.com	Website: www.mellon.com
Shareholders with address changes or inquiries concerning their Potash Corporation of Saskatchewan Inc. stock are invited to contact:
CIBC Mellon Trust (address above), or
Joseph A. Podwika, Corporate Secretary
PotashCorp
Suite 500, 122 – 1st Avenue South
Saskatoon SK S7K 7G3
Interim Reports, News Releases and Form 10-K
Non-registered shareholders who wish to receive quarterly reports should contact the Corporate Relations department. News releases are available via fax and e-mail.
Copies of the company’s most recent Form 10-K are available upon request and on our website.
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed its annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2005 Annual Report on Form 10-K.
Corporate Offices

Canada:	Suite 500, 122 – 1st Avenue South, Saskatoon SK S7K 7G3 Phone: (306) 933-8500

US:	Suite 400, 1101 Skokie Boulevard, Northbrook IL 60062 Phone: (847) 849-4200

24       POTASHCORP 2005 ANNUAL REPORT | SHAREHOLDER INFORMATION
Common Share Prices and Volumes
The table below sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.
(Note: Data are adjusted for stock split effective August 9, 2004 on the TSX and August 16, 2004 on the NYSE.)

		Toronto Stock Exchange[1]			New York Stock Exchange
		High	Low	Volume	High	Low	Volume

2005	First Quarter	113.92	89.11	18,297,446	92.00	72.91	32,012,000

	Second Quarter	132.11	98.39	13,432,009	106.67	79.27	29,833,400

	Third Quarter	137.99	108.23	14,451,392	115.15	92.85	24,526,600

	Fourth Quarter	108.89	84.76	22,180,812	93.32	72.77	46,103,900

	Year 2005	137.99	84.76	68,361,659	115.15	72.77	132,475,900

2004	First Quarter	57.93	50.96	12,670,142	44.75	38.13	15,905,400

	Second Quarter	64.87	54.58	12,009,046	48.50	39.46	23,604,000

	Third Quarter	81.00	60.75	13,237,872	64.25	45.78	30,366,000

	Fourth Quarter	104.06	76.05	16,211,631	84.00	60.65	29,245,700

	Year 2004	104.06	50.96	54,128,691	84.00	38.13	99,121,100

2003	First Quarter	51.40	41.28	15,018,768	33.18	27.48	25,139,800

	Second Quarter	47.21	40.75	12,704,274	32.75	29.82	21,213,000

	Third Quarter	50.52	42.40	8,477,440	36.78	30.95	14,140,200

	Fourth Quarter	57.75	46.88	14,428,736	43.63	35.24	24,381,780

	Year 2003	57.75	40.75	50,629,218	43.63	27.48	84,874,780

1	Trading prices are in Cdn $ Source: Thomson Financial
Yearly POT Stock Price — NYSE Composite

Over the last three years we answered the worlds call for more potash. We achieved new records in net sales, EBITDA and gross margin. Our cash flow return on investment rose to 16 percent and our interest coverage increased to 14 times. We ended 2005 with a net-debt-to-capital ratio of under 40 percent, despite using $852 million in cash to buy back almost 9 percent of our outstanding shares.

*	See reconciliation and description of certain non-GAAP measures in Financial Performance Indicators in our Financial Review, Pages 50 to 52.

ANYWHERE
When people around the world
search for information, our website provides a great
resource. With material ranging from conditions affecting
our business to fertilizer facts and even a KidsWeb section,
www.potashcorp.com is available to anyone, anywhere, anytime.
We are committed to serving not only our stakeholders
but also a growing world hungry for knowledge.
www.potashcorp.com

Annual Report
2005

enriching our world

Financial Review

PotashCorp has built the world’s largest fertilizer enterprise, by capacity, on quality crop nutrients that enrich the earth’s soils. In doing so, we have made connections to farmers everywhere who value our “powerful pink potash” and other fertilizers for feeding their crops. Their corn and soybeans, bananas and sugar cane and other crops are helping to enrich the lives of people around the world who are eating better than they ever have. We are proud to be part of that achievement.
We enrich the world in other ways, as well. Our products are required by industries manufacturing the consumer goods vital to modern living. You won’t recognize our products in your computer screen or your toothbrush, in plastics, paints or other useful items, but they are there, enriching your life. Just like our high-quality animal feed supplements are helping to feed the cattle, swine, poultry and other sources of the meat people want to eat and, more and more, can afford. We are proud to be part of those achievements, too.
It’s a win-win proposition. PotashCorp is successfully helping to enrich the world and its people, and our success ensures that we will also enrich the lives of all our stakeholders for generations to come.

2      POTASHCORP 2005 ANNUAL REPORT | MD&A | N, P & K and PotashCorp Facts
of Financial Condition and Results of Operations (in US Dollars)
The following discussion and analysis is the responsibility of management and is as of February 27, 2006. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to us (which is not incorporated by reference herein) can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Different nutrients, different business environments

	Potash (K)	Nitrogen (N)	Phosphate (P)

Base Product	Potassium chloride (KCl)	Ammonia (NH3)	Phosphate rock — phosphoric acid (P2O5)

Geographic Availability of	Very limited	Readily available in	Limited
Raw Materials[1]		numerous locations
(natural gas)

Cost of New	Approximately	Approximately $500	Approximately $1 billion for
Capacity[2]	$1.2 billion for 2	million for 1 million	1 million tonnes P2O5
	million tonnes KCl	tonnes ammonia

Greenfield[3] Development Time [4]	5 years	2 years	3 years

Producing Countries[5]	12	Approximately 60	44 (based on phosphoric acid)

State- or Subsidy- Controlled Production [6]	18%	51%	47%

Industry Operating Rate [7]	91%	85%	76%

PotashCorp Capacity[8]	12.9 million tonnes	4.1 million tonnes	2.5 million tonnes
	potash	ammonia	phosphoric acid
	22% of world capacity	2% of world capacity	6% of world capacity

PotashCorp World Position by Capacity [9]	# 1	# 4	# 3

1-9, See Appendix, Page 89

POTASHCORP 2005 ANNUAL REPORT | MD&A | Core Businesses & Markets        3
section 1
Core Businesses and Markets
THE GLOBAL DEVELOPMENT STORY:
ECONOMIC GROWTH DRIVES DEMAND FOR FERTILIZER
The future for global fertilizer enterprises like PotashCorp is being driven by events in countries far from our facilities, where more and more of our quality products are being delivered. These countries are characterized by:
•	rising population

•	accelerating income growth

•	improving diets that drive the ever-increasing demand for protein

•	a shrinking land base per capita that makes higher crop yields vital.
Growing Economies
The world economy grew by 4.3 percent in 2005, led by Asian nations — China, India and many others. In these countries, rising numbers of newly prosperous consumers are enjoying the better diets and improved lifestyles they can now afford. Reports suggest that India’s middle class has reached 250 million and may triple by 2010, and China’s fast-growing middle class already numbers about 200 million.
Rising Incomes
Research has shown that when per capita income rises in countries with developing economies, a significant portion of the additional money is spent on a better-quality diet, particularly meat and other foods rich in protein. In China, for example, about one-third of each new dollar of income is spent on food. People in these countries are happily switching from diets based on starch-rich foods to those focused on chicken, pork, beef and other meats. The global demand for meat has escalated in the last decade, and its production depends on grain, oilseed meal, and phosphate and nitrogen feed supplements to nourish the animals that provide it.
Population Growing, Land Base Per Capita Falling
The global population is now 6.5 billion and increasing by more than 75 million a year. Rising population, rapid economic growth and spreading urbanization work together to diminish the per capita land base available for agriculture, which is expected to fall by 40 percent by 2020 to just over 0.2 hectares. More food must be produced on less available land per person.
Global Trade
Together, these factors are driving trade between global agricultural producers and consumers. For example, China is the world’s fourth-largest producer of soybeans but cannot meet domestic demand for cooking oil and the high-protein soybean meal needed by its growing animal feed industry. Its soybean consumption has tripled in eight years, and its production shortfall and resulting need for imports are encouraging farmers in the United States and Brazil to grow soybeans.
World GDP Growth, 2005
Source: IMF, Global Insight
Asian countries led the world in GDP growth in 2005, and rising incomes lead directly to demand for better diets that stress protein, especially meat. More grain is needed to produce that meat, which means increased application of crop-nourishing fertilizers.
Land Available to Agriculture Is Declining
Source: FAO, PPI-PPIC, PotashCorp
The world’s need for increasing amounts of fertilizer is reinforced by the steady decline in the per capita land available for crops.

4      POTASHCORP 2005 ANNUAL REPORT | MD&A | Core Businesses & Markets
Need for Nutrients
In countries such as China, India and Brazil, the nutrient application rate is key to future agricultural prosperity. Crops require nitrogen, phosphate and potash, the three primary nutrients. Nitrogen has the most immediate impact on yield enhancement, but phosphate and potash work with it synergistically to increase yield, quality and disease resistance. Farmers in many countries need to use more of all three nutrients to improve yield and food quality.
Grain Stocks Shrinking as Consumption Rises
In most recent years, grain production has trailed consumption, requiring withdrawals from world inventories. Stocks are historically low, with just over two months of grain in reserve. Any disruption of the efficient global distribution system that delivers these commodities could be disastrous.
Fertilizer Is Vital
Put these factors together — more people, less land per capita, economic growth, demand for protein, declining grain stocks — and they inevitably spell fertilizer. Adequate fertilization of the remaining agricultural land is vital if the world is to respond successfully to these multifaceted challenges.
Elasticity of Demand for Fertilizer
Farmers’ demand for fertilizer has historically been inelastic to price. The return on their investment in soil nutrition can be as much as triple what they spend. In fact, fertilization is a small portion of their total production costs. US farmers, for example, have to spend about $200 to produce an acre of wheat, and fertilizer makes up only 13 percent of that. Fertilizer represents just 4 percent of the cost of producing an acre of soybeans, 7 percent of an acre of cotton, 9 percent of rice and 14 percent of corn.
This is the global development story that tells of rising demand for PotashCorp’s products, especially potash. From here, we’ll outline how we are positioned to meet that demand, today and in the future; discuss our strategy; outline the resources we’re putting behind our strategy; and describe our financial performance and prospects.
Significant Fertilizer Growth Potential
Million Tonnes per Year
Source: Fertecon, PPI-PPIC, PotashCorp
To achieve scientifically recommended nutrient levels, China and India would both need to increase their annual consumption of N, P2O5 and KCl by about 30 million tonnes. Soybeans, Brazil’s major crop, fix their own nitrogen but are hungry for potash.
World N, P and K Demand Forecast to Grow
Source: Fertecon, IFA, PotashCorp
Total world demand of the three major nutrients is expected to increase by 2-3 percent per year to the end of the decade. Potash demand has risen the most in the past few years.
DEMAND DRIVERS

FERTILIZER	FEED	INDUSTRIAL
• Rising world population	• Demand for protein-rich	• Rising world population
• Economic growth and resulting	diets from various animal sources	• Economic growth
desire for protein-rich diets	• Herd and flock size	• Desire for products that contribute
• Acres planted and application rates	• Economic growth and rising	to modern living
• Crop selection and commodity prices	population	• Government policy
• World grain stocks	• Government policy
• Weather
• Currency strength
• Government policy

POTASHCORP 2005 ANNUAL REPORT | MD&A | Business Overview       5
OVERVIEW OF OUR BUSINESS:
FERTILIZER IS MOST SIGNIFICANT
With operations and investments in eight countries, PotashCorp has built a thriving global enterprise based on the primary nutrients — potash, nitrogen and phosphate. Our products serve three different markets: fertilizer, which involves all three nutrients; feed supplements, mostly phosphate; and industrial, mainly nitrogen products for industry and purified acid in phosphate. More than two-thirds of our total N, P and K sales are made in North America and we have dedicated sales teams for fertilizer, feed, industrial nitrogen and purified acid, focused on providing maximum value to our customers.
World’s Ten Largest Fertilizer Companies
Source: Blue, Johnson; Fertecon; Agrium; PotashCorp
The world’s largest integrated producer, by capacity, of the natural nutrients potash, nitrogen and phosphate, PotashCorp is particularly the leader in potash, with excess capacity to meet long-term world needs.
POTASH IS THE BIGGEST CONTRIBUTOR
Fertilizer is the most important of our businesses, and over the last three years has made up 60 percent of our net sales and produced 69 percent of our gross margin. Potash, the core of our enterprise and long-term strategy, is the most significant part of the fertilizer business, producing 83 percent of its gross margin. Over 60 percent of our potash goes offshore.
Diverse Customer Base in Potash
2005 Sales Volumes
Source: PotashCorp
Led by China, Brazil and India, offshore markets made up well over half of our total potash sales volumes in 2005. The North American market is stable while offshore markets are growing.
Fertilizers are sold primarily for spring and fall application in both northern and southern hemispheres. Rice, oil palm, sugar cane, bananas, oranges and coffee are among the diverse offshore crops that are important for growth in our potash segment. In North America, all three nutrients are used on corn, wheat, cotton and rice, while nitrogen-fixing soybeans need mainly potash and phosphate.
In both North American and offshore markets, government policy can influence farm income and subsidy levels, which affect fertilizer purchases. Farmers consider crop prices and weather as they decide what to plant, which impacts fertilizer application rates.
Except in Brazil, the larger offshore fertilizer customers are often governments and private distributors that tend to buy under fixed-term price and volume contracts. China, the biggest offshore purchaser of Canadian potash in 2005, buys on one-year price contracts; India buys under semi-annual contracts. Brazilian customers, however, purchase in the spot market. Other important offshore customers are Japan, Malaysia, Indonesia, Vietnam and Thailand. In North America, retailers, cooperatives and distributors buy N, P and K on the spot market from PotashCorp for resale to their end customer, the farmer.
Canpotex Limited handles all sales of Saskatchewan potash destined for offshore markets, with product from PotashCorp, Mosaic and Agrium. Each company owns one-third of Canpotex, with allocation of sales and costs based on their proportionate shares of Saskatchewan potash capacity. Marketing together to
Diverse Crop Use of Potassium
Source: FAO, IFDC, IFA, PotashCorp
The potassium in potash fertilizer is vital to a diverse range of crops in almost all agricultural regions. This includes common cereal crops such as corn, wheat and rice; oil crops like soybeans and oil palm; and other staples like fruits, vegetables, coffee, rubber and cotton.

6       POTASHCORP 2005 ANNUAL REPORT | MD&A | Potash
offshore customers reduces transportation and marketing costs, which are significant, given our distance from ports. Canpotex maintains a network of agents in those growing markets, ensuring our products are prominently represented.
Potash from our New Brunswick operation is handled separately by our own sales division, which also handles North American sales. In North American markets, continued engagement with our customers and strategic alliances with dealers who warehouse our products influence our success in maintaining fertilizer market share while responding to demand.
For all our products, the most important factor in a customer’s buying decision is price, but surveys show that reliability of supply and product quality are increasingly important. Our annual customer surveys show that PotashCorp is ranked above the average in the industry in both areas. We are sensitive to customers’ specific needs. For example, Chinese buyers prefer pink potash. Granular potash is sought after in North American and Brazilian markets for blending, and China is also testing that higher-margin product. Japan uses our potash products in industrial applications, for which quality is a significant factor.
Transportation is an important part of fertilizer’s final purchase price. Offshore customers buy product at the port where it is loaded (FOB) or at their sites with freight costs included (CFR). Approximately 40 percent of our potash customers are responsible for their freight costs, and the remainder buy CFR, with Canpotex paying the freight. Thus changing freight rates affect our margins. Most offshore phosphate sales are FOB. Our nitrogen is sold primarily in North America and, like our North American phosphate sales, on a delivered basis.
Our success in supplying large volumes to more than 50 countries around the world requires an efficient transportation system. We operate our own transportation department and utilize approximately 175 distribution facilities and a fleet of about 7,300 railcars.
FEED AND INDUSTRIAL ARE MORE STABLE
Sales of feed and industrial products have significantly less seasonality and cyclicality than fertilizer sales.
US bulk feed producers are our main feed customers, and our plants’ proximity to customers is an advantage. Brazil and Mexico are our largest offshore feed customers.
Nitrogen and phosphate are important to industry as inputs into a wide range of products that enhance modern living. Industrial customers for our nitrogen products and our phosphoric acid, including purified acid, are based mainly in the US, and we enjoy long-term relationships with them. They include industrial intermediate and product manufacturers such as ICL and Innophos in phosphate and BASF and DSM in nitrogen. Offshore, growth in industrial products that require nitrogen and phosphate is being driven by rising incomes in fast-growing nations.

POTASHCORP IN THE WORLD POTASH SCENE

Potash is by far the best business of the three fertilizer nutrients, delivering the highest-quality earnings in the fertilizer universe.
PotashCorp is the world’s largest potash producer, with an estimated 22 percent of global capacity in 2005 and three-quarters of excess capacity. Our investments in Arab Potash Company (APC) in Jordan, Sociedad Quimica y Minera de Chile (SQM) in Chile, Israel Chemicals Ltd. (ICL) in Israel and Sinochem Hong Kong Holdings Limited (Sinofert) in China further enhance our position.
The potash industry is consolidated. Good deposits that are easy and economical to mine are rare, so only 12 countries produce significant amounts. Canada, Russia and Belarus together account for over two-thirds of world production. Canada alone accounted for one-third of 2005 production, with PotashCorp providing more than half of that.
Offshore market competitors include producers in Belarus, Russia, Germany and Israel. Our major competitors in North America are Mosaic and Agrium, which have more exposure to North American sales than we do. However, our share of this market is rising because they have alloted more product to fulfilling offshore commitments and they are operating at or near capacity.
PotashCorp Is the Largest Potash Company
*	Investments are: 10% of ICL, 28% of APC and 25% of SQM.
**	We own 20% of Sinofert, which has an option to purchase Sinochem Corporation’s 20% interest in Qinghai Salt Lake, the major potash producer in China.

Source: Fertecon, IFA, PotashCorp
The potash business has the fewest competitors and least government involvement. With our size and excess capacity, PotashCorp is well positioned.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Potash       7
Significant barriers prevent easy entry to the potash business. The rarity of good deposits limits the potential for greenfield mines, along with their high capital cost and lengthy development time.
Potash is more stable than other fertilizer industries because most ownership is in the private sector, where decisions are made for economic, not political, reasons. The only significant government ownership is in Belarus, where the economy and future GDP growth depend heavily on US dollar-denominated potash sales.
More than 150 countries consume potash and 80 percent of product is traded across borders. The growth markets are in offshore countries with little or no indigenous production, where PotashCorp is a prominent supplier. In many of those countries, nutrient application rates — particularly for potassium — do not achieve a soil nutrient balance that will maximize crop yields. Soils in China, India and Brazil, all major potash purchasers, are far from having an appropriate nutrient balance. While China, the largest consumer, produces about 19 percent of its potash consumption internally, it surpassed the US in 2005 as the largest global importer.
World Potash Production and Consumption
Source: Fertecon, IFA, PotashCorp
Asia and Latin America are regions with little indigenous supply. For the most part, PotashCorp supplies Asia from Saskatchewan while our New Brunswick operations serve Latin America. In both these markets, we compete with producers from the Middle East, Russia and Belarus.
The historical trend line shows potash demand growth of about 2 percent per year, although external consultants suggest the long-term outlook could raise this to 3 percent. That creates a need for 1 million to 1.5 million tonnes of new production each year — roughly equivalent to opening two greenfield mines every three years. Several producers have announced debottlenecking projects, but these incremental expansions will be insufficient to keep pace with forecast increases in demand. With our excess capacity, PotashCorp expects to reap a disproportionate share of this growth.
Strengths
•	75 percent of world excess capacity to respond to rising global consumption

•	This excess capacity can be brought on stream quickly for roughly one-quarter of the cost of comparable greenfield capacity

•	Low-cost, flexible production with small percentage of fixed costs

•	Significant reserve life from existing mine shafts

•	Few world producers, little government ownership of assets

•	Historically stable pricing with upward trend

•	Substantial barriers to entry, with high cost/long lead time for greenfield mines; still no greenfield announcements

•	High volumes reduce distribution costs

•	Strong free cash flow supports value proposition

•	No substitutable products for potash
Weaknesses
•	Competitors continue with low-cost incremental expansions

•	High Saskatchewan resource taxes and federal and provincial income taxes, relative to global competitors

•	Production uses higher-cost North American natural gas

•	High freight costs to ship Saskatchewan potash to port

•	Exposure to volatility in currency and ocean freight costs

•	Water inflow at New Brunswick increases production costs there

•	Potential for rail transportation bottlenecks
Opportunities
•	Long-term growth in consumption is expected to continue

•	With competitors at or near capacity, our excess capacity allows us to achieve a higher share of offshore market growth

•	Further international investment opportunities
Threats
•	Continued upward pricing trend may attract greenfield operations

•	Exposure to fluctuating offshore markets

•	Short-term weaknesses in global supply/demand fundamentals fall disproportionately on PotashCorp
Cost of Producing a Tonne of Potash
PotashCorp costs are 70% variable and 30% fixed
Source: PotashCorp
Potash has a low percentage of fixed costs. The jump in natural gas prices in 2005 meant that variable energy costs now make up 21 percent of PotashCorp’s cost of producing a tonne of potash.

8      POTASHCORP 2005 ANNUAL REPORT | MD&A | Nitrogen
POTASHCORP IN THE WORLD NITROGEN SCENE
Two criteria are key to success in North American nitrogen markets:
•	Access to low-cost natural gas with which to make ammonia and downstream nitrogen products.

•	Proximity to the US market, because ammonia is costly to transport and because the US accounts for more than 40 percent of world ammonia imports.
PotashCorp meets both these criteria. Almost two-thirds of our nitrogen is produced in Trinidad, a growing country with a stable government, where we benefit from long-term, lower-cost natural gas contracts that index costs to Tampa ammonia prices. Our Trinidad nitrogen is less than a week’s sailing time from our many US port facilities.
In contrast with the few global producers in potash, nitrogen is manufactured in approximately 60 countries, which makes it a fragmented regional business. Production of ammonia, the feedstock for all downstream products, depends on access to non-renewable, finite natural gas reserves.
Largest Offshore Ammonia Capacity in the Western Hemisphere

*	There are no current plans to restart Geismar or Memphis.

**	Tringen is the government portion only.

Source: Blue, Johnson; Fertecon; Agrium; PotashCorp
Compared to other producers in the Western Hemisphere, Trinidad provides us with a competitive advantage. Its long-term natural gas contracts shelter us from rising US gas prices, which almost doubled in the fall of 2005.
Countries with rich reserves of gas that are not needed internally opt to monetize and profit from those reserves by converting the gas into ammonia and other nitrogen products. However, they face rail and ocean transportation costs that limit movement of that ammonia to markets. It must be carefully transported in specialized refrigerated and pressurized vessels, which are currently in short supply. Urea, the most popular nitrogen fertilizer, is easier and cheaper to transport.
Governments own more than half the world’s ammonia plants, so decisions are often made for political reasons and can significantly disrupt global nitrogen markets.
The largest ammonia producer is China, followed by India, Russia and the United States. China also consumes significantly more ammonia and urea than any other country. The US has the second-highest consumption, although it is the largest importer. Rising natural gas costs have squeezed a considerable amount of US production from the market and increased US reliance on imports.
World Natural Gas Costs
2005 Average
Source: Fertecon, PotashCorp
Regions with low-cost reserves of natural gas have a significant economic advantage in ammonia production, and many of their producers aim to export their ammonia to the United States. However, costly specialized vessels are required for transport, which reduces this advantage.
US producers act like a shock absorber. In the past, gas was cheaper and all US producers operated at maximum rates. When demand outstripped supply, ammonia and urea prices rose, quickly attracting imports from offshore, which suppressed nitrogen prices. Now, in an era of high-cost natural gas, nitrogen prices are mainly driven by US gas costs. As gas prices rise, US producers shut down, supply tightens and prices go up. The sustained high US gas costs have kept production down, reducing volatility.
In the last six years, 4.4 million tonnes of US ammonia capacity was permanently closed. A similar amount is considered vulnerable. To mitigate the impact of additional tonnes from low-cost gas regions over the next two years, producers that rely on high-cost gas in North America and Europe are expected to shut down some production.
Industrial customers demand consistent quality and just-in-time delivery to keep their plants running efficiently. They often attain these through pipelines directly attached to their suppliers.
Within North America, nitrogen sales are regionalized due to logistical/transportation costs. This limits our competition from

POTASHCORP 2005 ANNUAL REPORT | MD&A | Nitrogen/Phosphate   9
Agrium and other Canadian sources that serve a different geographic market.
Competitors closer to the Mississippi River system or the US Gulf are far more exposed to imports, and are among the first to curtail production when gas prices spike. These include CF Industries, Terra and Koch. Our Augusta and Lima plants operate in regions somewhat insulated from Gulf imports.
Strengths
•	Long-term, lower-cost natural gas contracts in Trinidad

•	65 percent of our gross ammonia production is in Trinidad

•	Trinidad plants are expanding within existing gas contracts, adding to cost-advantageous production there

•	Close proximity of Trinidad production to the US

•	84 percent of our US manufactured ammonia is sold outside fertilizer cycles to industrial customers, the largest connected by pipeline

•	Hedging program mitigates natural gas price risk related to US production
Weaknesses
•    35 percent of our ammonia production is in the US, dependent on higher-cost gas
•    Contractual commitments to industrial customers may force us to operate unprofitably in a high-cost gas environment
Opportunities
•	High volume demand in the US

•	Natural gas costs now drive the US market

•	US distribution system allows us to import and sell purchased tonnes

•	US industry consolidation
Threats
•	Abundant low-cost natural gas in developing countries leads to its monetization as nitrogen products

•	Small supply/demand fluctuations can significantly impact prices

•	Nitrogen plants are spread globally, with significant government ownership and influence

•	Short construction period for new capacity can impact the market quickly

•	Reduction in differential between US and Trinidad natural gas prices
Cost of Producing a Tonne of Ammonia
PotashCorp costs are 82% variable and 18% fixed
Source: PotashCorp
Depending on its price, natural gas can make up between 80 percent and 95 percent of the cash cost of producing a tonne of ammonia. Our long-term contracts for lower-cost gas in Trinidad shield nearly two-thirds of our ammonia production, keeping our average gas price down despite exposure of our US production to high-cost gas.
POTASHCORP IN THE WORLD PHOSPHATE SCENE
Traditionally, the phosphate business has been identified with the solid fertilizer DAP (diammonium phosphate), but in today’s market the ability to direct phosphoric acid — the base for all downstream phosphate products — into non-fertilizer areas has become an important factor. Producers with abundant, high-quality rock reserves and the ability to use phosphoric acid in producing industrial or feed products, while putting as little as possible into DAP or MAP (monoammonium phosphate), have a long-term competitive advantage.
The US is the world’s largest consumer of phosphoric acid, followed by China and India. China, the US, India and Brazil consume significant quantities of phosphate fertilizers.
Phosphate is produced in more than 40 countries, with China the largest producer, followed by the United States, Morocco and Russia. Phosphate products include liquid and solid fertilizers, feed supplements and products used by industry. About 60 percent of PotashCorp’s phosphoric acid is used in fertilizers, mainly DAP and the liquid fertilizers that are especially important in modern minimum-till farming.
Almost half of global phosphate production is owned or controlled by governments, which often accept negligible to negative returns to support employment. As a result, world DAP capacity has surged in recent years, with approximately 45 percent of production traded across borders. Historically, US DAP capacity was built for export markets, particularly China and India. These countries have now developed domestic capacity and have significantly less need for imports from the US.
Others have made announcements about bringing 9 million tonnes of DAP capacity into production over the next five years. In a 28-million-tonne global market with annual demand growth of 900,000 tonnes, the long-term supply/demand situation for DAP is fundamentally flawed unless there are permanent shutdowns to offset this new production. However, at the end of 2005 the North American market was reasonably tight after a series of temporary plant closures.
At PotashCorp, we are required to produce some DAP and currently about 20 percent of our phosphoric acid goes to its production. We orient our phosphoric acid as much as possible to feed and industrial products.

10      POTASHCORP 2005 ANNUAL REPORT | MD&A | Phosphate
Most Diversified Producer
Flexibility Provides Stability
Source: Fertecon, Mosaic, PotashCorp
The quality of our rock provides a competitive advantage compared to the other largest world producers, enabling us to make a greater range of products. We reduce volatility by making the most profitable downstream products.
The longer-term fundamentals for both feed and industrial are favorable. Phosphate rock is necessary for production of all downstream products and global supply/demand fundamentals are tight. For the high-quality rock required to economically produce industrial acid and the specialty feed product DFP, this is especially the case.
There are only three North American producers of purified acid, including PotashCorp. The rock quality at our Aurora operation allows us to be a significant player in this growing high-margin business. Industry demand for purified acid continues to grow globally, while US production has been rationalized. Several energy-intensive thermal phosphoric acid plants have shut down as they are not competitive with the more economical wet process technology for producing purified acid.
Lower Rock Costs Create Competitive Advantage
Source: TFI, British Sulphur, PotashCorp
Now that we are mining from the low-cost NCPC reserve near our Aurora facility, we have reduced our rock costs while other large Florida producers are spending more to transport lower-quality, higher-cost rock over longer distances to their facilities.
Dical, Monocal and DFP are the three phosphate feed supplements. Producers can easily move into Dical and Monocal production, but the quality of our rock at Aurora gives us an advantage over our competitors in producing DFP.
The feed market is growing globally but has stagnated in the US. However, industry rationalization has improved the supply/demand dynamics.
In North America, Mosaic is our major competitor for phosphate fertilizer and feed products, while imports from Morocco and Israel compete for industrial sales. We sell phosphate fertilizers offshore through the sales organization PhosChem, sharing marketing costs and volumes with two other US producers. PhosChem competes with global fertilizer producers and, in India and China, with domestic producers as well. In China, indigenous producers compete for feed sales.
Strengths
•	Significant phosphate rock reserves

•	Mining close to processing facilities gives competitive cost advantage

•	High rock quality and proven technology enable economical production diversity

•	Well positioned in North American purified acid and feed phosphate markets
Weaknesses
•	Product mix still requires production of some solid fertilizers (DAP/MAP)

•	Increases in sulfur and ammonia costs can negatively impact margins

•	High percentage of fixed production costs means plants do not perform profitably at lower operating rates
Opportunities
•	World phosphate rock supply/demand fundamentals are expected to remain tight

•	Very few companies globally with high-quality rock to economically produce purified acid

•	Rationalization in North American feed phosphate market

•	Increased demand by growing economies for industrial and feed phosphates
Threats
•	Significant government control and intervention globally in constructing capacity and restricting imports

•	China and India increase DAP production, reducing US exports

•	Low DAP margins can cause producers to switch to feed production, hurting this business

•	High barriers to exit because of significant environmental restoration and remediation costs

POTASHCORP 2005 ANNUAL REPORT | MD&A | Objectives & Strategies       11
Cost of Producing a Tonne of Phosphoric Acid
PotashCorp costs are 42% variable and 58% fixed
Source: PotashCorp
Rock is the largest contributor to phosphate production costs, and our rock costs are declining due to our high-quality ore close to Aurora. Sulfur costs rose in 2005 when the market tightened after hurricanes shut down natural gas and oil production facilities and refineries along the US Gulf Coast.
We are building a foundation for the future on what makes us unique. In potash, it is our excess capacity, which serves a growing market. In nitrogen, our position as a low-cost supplier to the US from Trinidad makes us stand out. In phosphate, the quality of our rock allows us to readily diversify our production into feed and industrial products.
section 2
Objectives and Strategies
VISION FOR TOMORROW
We envision PotashCorp as the partner of choice, providing superior value to all our stakeholders. We strive to be the highest-quality low-cost producer and sustainable gross margin leader in the products we sell and the markets we serve.
STRATEGY FOR TODAY AND TOMORROW: Generate Long-Term Growth, Reduce Natural Volatility
To provide our stakeholders with superior value, our strategy focuses on generating long-term growth while striving to minimize the natural volatility of our business by reducing fluctuations in our upward earnings trend line. This is our value proposition.
Applying our strategy daily to maximize gross margin, we concentrate on our highest-margin products, which dictates our Potash First strategy. We complement that by focusing on Trinidad nitrogen and purified phosphoric acid. In potash and purified acid, we are in the
Strategic Positioning Profile
Our goal is to grow the parts of our business that fall strategically into the top right quadrant of lowest costs and competitive pressures — potash, our potash investments and purified phosphoric acid. We seek to minimize our exposure, partly through cost reductions, in those operations in the lower left quadrant of high costs and competitive pressures.
PotashCorp’s Highest-Margin Business
Focus on Growth with Less Volatility
* Trinidad contribution to total nitrogen gross margin is shown on Page 13.
Source: PotashCorp
Our highest-margin products — potash, Trinidad nitrogen and purified acid — are stable businesses that are separate from the grain cycle, counteracting the volatility of nitrogen and phosphate fertilizers.

12     POTASHCORP 2005 ANNUAL REPORT | MD&A | Potash Strategy
top right quadrant of our strategic positioning profile, with lowest costs and lower competitive pressures. In nitrogen, our lower-cost, long-term natural gas contracts in Trinidad give us a significant cost advantage over US producers exposed to high US gas prices that are expected to continue far into the future.
We strive to grow PotashCorp by enhancing our position as supplier of choice to our customers. We work hard to deliver the highest-quality products at competitive prices when customers need them — which is what makes us the supplier of choice. We seek to become the preferred supplier to high-volume, high-margin customers with the lowest credit risk. We recognize that customers’ perceptions of our ability to create value for them based on the price they pay for our products are fundamental to our ability to maintain and grow their business.
We also grow the company by expanding our existing businesses that meet our strategic requirements and by seeking value investments that fit our Potash First strategy. Our decisions are based on our cash flow return materially exceeding cost of capital.
In making decisions for the future, we always evaluate the best return on any possible investment that matches our Potash First strategy. We look at global investments, which must compete on an ongoing basis with organic growth and shareholder distribution as the best use of our free cash flow.
OUR POTASH STRATEGY: Meet World Demand for Long-Term Growth
Our business strategy in potash is to use our excess capacity to fill rising world demand while pursuing acquisitions that extend our global enterprise. Our investments in APC, ICL and SQM (28-percent, 10-percent and 25-percent ownership, respectively) and our 20-percent stake in China’s Sinofert fulfill this requirement, enhancing our profitability.
Our value proposition hinges on the opportunity for long-term growth in offshore potash volumes provided by our excess capacity as we bring it on in response to market demand. To execute this strategy effectively, we must have our capacity available so we can deploy our low-cost production as the market grows.
In 2005, demand grew by 1 percent, bringing total growth over the last four years to 23 percent. Other producers have announced that they are evaluating the possibility of bringing up to 4 million new tonnes to market over the next five years. During that time, outside experts predict, demand growth will be between 4 million and 7 million tonnes. Our competitors are operating at or near capacity and, even with their potential incremental expansions, we expect to capture a disproportionate share of the upside in future growth.
If the demand is not there, we simply will not use our excess capacity. The basis of our success in potash is our strategy of matching supply to demand. We monitor market conditions and produce what the market needs. For nearly two decades, we have been faithfully following and benefiting from this strategy.
New greenfield mines could threaten the success of our potash strategy but there are few geographic opportunities. Furthermore, new mines typically make sense economically at 2 million tonnes of capacity. The threat of greenfield projects does grow with higher prices and profitability but capital costs are high and lead
PotashCorp Production Is Driven by Markets
Utilization of Excess Capacity to Meet Demand
Source: PotashCorp
Since 1987, we have followed a strategy of matching our potash production to world demand. In 2004, we sold more than we produced. In 2005, we rebuilt our inventory.
Illustrative Greenfield Potash Sensitivities
Estimated Price Required to Achieve Desired Return
Source: PotashCorp
Our high-level analysis supports our belief that, depending on the return levels and tax jurisdictions involved, potash prices would need to rise by approximately 30 percent to 50 percent — and stay at that level — to justify a new mine anywhere.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Nitrogen Strategy       13
times are long. Our recent estimates suggest that current potash prices do not justify greenfield reinvestment economics.
Our present market position and desire to use our excess capacity — reaping higher sales volumes at higher prices and lower fixed costs spread over more tonnes — give us a real competitive advantage and the opportunity for significant growth in our potash gross margin.
Our strategy requires us to be the low-cost supplier, on a delivered basis, to all key markets. That makes logistical considerations such as the proximity of production to our end customers extremely important, and we manage transportation and related costs strategically to meet this goal.
For example, APC has a significant advantage in delivering potash to India, which is one strategic reason for our increasing investment in that company, where we appoint the top four management positions. Similarly, our investment in Chile’s specialty producer SQM gives us a strategic position in the world’s leading producer of upgraded potash products, which are used by specialized agricultural enterprises. Our investment in Sinofert provides assured access to the world’s largest potash-consuming country.
We will continue to review potash investment and reinvestment opportunities that expand our global footprint, ensuring that we will be the low-cost supplier on a delivered basis. This is a key component of our value proposition.
OUR NITROGEN STRATEGY: Build on Our Trinidad Asset for Reduced Volatility
PotashCorp has the largest offshore ammonia capacity in the Western Hemisphere, founded on long-term, lower-cost natural gas contracts with the National Gas Company of Trinidad. Our gas contracts provide our entire Trinidad complex with 100 percent of our needs, including all announced expansions, through 2011, 85 percent through 2013 and 51 percent through 2018.
Thus the first component of our nitrogen value proposition is the stability and growth potential that these assets provide in a high-cost US gas environment. Maximizing our Trinidad ammonia under our existing gas contracts enhances our overall strategy of growth with reduced volatility.
North America is our primary nitrogen market. We serve its need for nitrogen fertilizers from Trinidad and concentrate our US production on industrial sales where quality and security of supply are key. Our three operating US plants are linked by pipeline to customer plants. About two-thirds of the urea we produce in the US and 84 percent of the ammonia are sold to industrial customers, and we plan to maximize these stable sales.
We vary production at our US plants in response to margin volatility created by natural gas costs. Augusta and Lima produced ammonia and downstream products in 2005. Geismar processed imported ammonia into nitric acid for the industrial market. Memphis remained shut down.
Leveraging our marketing and operations expertise through asset-light, fee-heavy arrangements in low-cost gas regions could enhance our nitrogen strategy. In these situations, we would seek to provide management knowledge and distribution resources with little capital outlay, while a partner provides the assets.
PotashCorp Trinidad Gross Margin Potential
Potential Margins (after Debottlenecks) with Rising Ammonia Prices

*	Trinidad contribution to total nitrogen gross margin is shown on the graph at right.
Source: PotashCorp
When natural gas reaches $8 per MMBtu in the US, ammonia producers there need a Tampa ammonia price of $295 per tonne just to meet their gas costs. At that ammonia price, and with our expansions completed, our potential Trinidad gross margin is $245 million.
PotashCorp Nitrogen Gross Margin
Correlates to US Gas Prices
Source: NYMEX, PotashCorp
In this high-priced gas environment, our Trinidad operation, with its long-term, lower-cost natural gas contracts, has an ever more significant impact on our total nitrogen segment performance.

14     POTASHCORP 2005 ANNUAL REPORT | MD&A | Phosphate Strategy
OUR PHOSPHATE STRATEGY: Develop Industrial and Feed for Reduced Volatility
We focus our phosphate strategy on reducing volatility through our diversified product line. That lets us allocate our phosphoric acid to the most profitable downstream products, rather than fertilizers affected by cyclicality. Our emphasis is on production of the higher-margin products, particularly purified acid and feed.
Our strategy in industrial phosphate is to maximize production and sales in this stable business where we have only two competitors. Industrial products are in demand globally and generate the segment’s highest margins, so we are expanding to gain market share as others shut down high-cost, energy-intensive plants.
The phosphate feed supplement market has improved significantly with recent rationalization of competitors and production. Our strategy is to focus on price rather than volumes in North America and develop infrastructure in offshore markets to increase sales volumes there. Increased offshore production of meat from animals in concentrated feeding operations is promoting long-term export market growth.
Production of high-quality phosphoric acid generates lower-quality acid byproducts suited to production of solid fertilizers such as DAP, making a base level of this production necessary. Our strategy is to control costs as much as possible for the products that compete in this highly volatile market.
While industrial products give this segment of our business stability, phosphate fertilizers have a significant impact. For this segment to excel, DAP must perform well. While the short-term market appears satisfactory, substantial overcapacity threatens the long term. Therefore, continuing development of our purified acid is of utmost importance.
PotashCorp Phosphate Gross Margin
Source: PotashCorp
Significant earnings generated by industrial acids, especially purified acid, pushed our phosphate segment to almost $100 million in gross margin in 2005. While this was an improvement, it is still well below the results of 1998 when we enjoyed better solid and liquid fertilizer markets.
With our Potash First strategy, we focus on supplying global growth in fertilizer demand but only produce what the market needs. Our strategy in nitrogen and phosphate focuses on Trinidad nitrogen and the stability provided by industrial and feed products.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Capability to Deliver      15
section 3
Capability to Deliver
POTASHCORP’S COMMITMENT
We back up our vision and strategy by employing and positioning all necessary resources to deliver on our value proposition. We allocate our substantial cash flow to the businesses generating the highest returns; all projects compete for capital on this basis. Each year we work to find new ways to make it easier for customers to do business with us. Four customer service initiatives were begun in 2005: an enterprise-wide customer complaint system to track all complaints received and their resolution; an order tracking system; a customer contact recording system; and customer website enhancements.
Our strong cash flow, our experienced management team, our productive workforce, our motivated sales teams and our transportation network work together to ensure that we can fulfill our commitment to deliver.
PotashCorp 2005 Capital Expenditures
Total US $383 Million
Source: PotashCorp
We invest our capital where we generate our best returns. In 2005, 27 percent of our capital expenditures went toward our Potash First strategy, to bring back idled potash capacity. This was supported by investments in Trinidad nitrogen and Aurora purified acid, two other stable high-margin businesses.
POTASH: Supplying the World
Quality earnings through growth and reduced volatility depend on putting proportionately more of our resources into potash, as our Potash First strategy requires. It is vital that our excess capacity is ready when the market calls, since tight global supply conditions are forecast to continue in the long term, our competitors are at or near capacity and demand is rising.
We have 12.9 million tonnes of capacity, but we have not been set up and staffed to produce at that level. In 2005, with our $85-million, 749,000-tonne expansion at Rocanville completed (including 500,000 tonnes of compaction capacity), we were set up and staffed to produce 10 million tonnes. Responding to world demand, we produced 8.8 million tonnes, a PotashCorp record. In 2006, we will be set up and staffed to produce up to 10.4 million tonnes.
In 2005, we continued our historical practice of matching product supply to demand. Our objective is to be in a position to handle surges in demand along an upward trending growth line. From time to time, this will require temporary production shutdowns to ensure inventories do not build up.
Making Our Excess Capacity Ready
Our strategy of matching supply to demand is predicated on our ability to have capacity available when needed. We are bringing back 400,000 tonnes of capacity at Allan and 1.5 million tonnes at Lanigan, most of it not used since the 1980s. This 1.9 million tonnes will be ready for production in the second quarter of 2006 (Allan) and the fourth quarter of 2007 (Lanigan) at a cost of $275 million, roughly one-quarter of the cost of building a greenfield mine of that size. This is a huge competitive advantage for PotashCorp and we are putting the resources into it because we expect to realize significant returns.
The work at Allan and Lanigan involves an additional $110 million for another 1.25 million tonnes of compaction capacity to produce
Breakdown of PotashCorp Capacity
Million Tonnes KCl
Source: PotashCorp
The world needs more potash now, and we are setting up and staffing to ensure that we will be able to deliver it. If markets warrant, we can have our full capacity of 12.9 million tonnes available within three years.

16     POTASHCORP 2005 ANNUAL REPORT | MD&A | Capability to Deliver
PotashCorp — Potash Capacity and Production
Source: PotashCorp
The major difference between PotashCorp and other potash producers is that we have the excess capacity to enable real incremental growth in volumes at a time when world demand is forecast to rise by 2-3 percent per year.
more granular product. Sophisticated farmers in North America, Brazil and, increasingly, China, want granular potash — an upgraded product with granules larger than standard product — to blend with granular nitrogen (urea) and dry phosphate fertilizers. It commands a premium of approximately $30 per tonne over standard potash. We expect greater demand for this upgraded product from farmers adopting the most modern agricultural practices. This is in keeping with our strategy of being prepared for the product mix tomorrow’s potash market will demand.
The projects at Allan and Lanigan will raise our productive capacity to 11.9 million tonnes. We are preparing detailed engineering plans to bring on the remaining 1 million tonnes at Cory and Patience Lake. We are also exploring expansion options at New Brunswick beyond that.
In 2005, we committed adequate resources to new three-year contracts with the unions at Allan, Cory and Patience Lake to ensure ongoing production. We are currently negotiating with the union at Lanigan and the Employees Association at Rocanville. Our New Brunswick operation is not unionized.
Investing in Our Distribution Chain
Preparing for the world’s increasing need for our primary product also involves investing through the distribution chain. Canpotex is investing in a $35-million, 135,000-tonne expansion of its terminals at Vancouver and Portland, which serve the rapidly growing Asian markets. Adding capacity and reducing distribution bottlenecks will prepare them for the expected growth, and we will shoulder the majority of the costs and be the largest beneficiary. We have also opened a terminal in Brazil, one of our first distribution points outside North America.
PotashCorp 2005 Cash Usage
Significant Investing and Financing Activities
Source: PotashCorp
Following our Potash First strategy, we increased our investments in ICL and APC in 2005 and purchased an initial stake in China’s Sinofert. Another significant investment was the 9.5 million PotashCorp shares we repurchased, adding value for our long-term shareholders.
Canpotex took delivery of almost 1,200 custom-made potash railcars in 2005 in preparation for the increasing offshore demand. CP Rail, which carries Saskatchewan potash to the Pacific, invested $160 million to expand track capacity and added 60 locomotives to its fleet in 2005.
To help us move more potash domestically, we have increased our own railcar fleet over the past few years by more than 500 covered hopper cars, including approximately 120 in 2005. We have a long-term agreement with CN that will deliver annual savings in a period of otherwise rising freight costs. Committed to meeting our North American growth, CN acquired 75 new locomotives in 2005 and entered into a major refurbishment program involving approximately 800 covered hopper cars.
Increasing Investments Offshore
Potash First means more than internal organic growth; it also means strengthening our global position in potash. We have complemented our internal growth with increases in our offshore investments. We spent $75 million to raise our share of ICL to over 10 percent and $19 million to increase our APC position by 2 percent. We purchased an initial 10-percent stake in China’s Sinofert for $97 million in July 2005, and increased it to 20 percent in February 2006 for an additional $126 million. With 60 percent of the market share for distribution of imported fertilizers in China, Sinofert generates more than half its total gross margin through potash sales. This investment allows us to improve our access to and understanding of the Chinese fertilizer market. At year-end, the combined market value of these investments — over $1.7 billion — exceeded their book value by approximately $1 billion. This is equivalent to $17 per PotashCorp share.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Capability to Deliver      17
NITROGEN: Supporting Our Trinidad Production
Our nitrogen strategy, based on our Trinidad advantage, provides earnings stability as our value proposition requires. We maximized our advantage by investing $41 million to debottleneck all four ammonia production units there. Two units are complete, adding 156,000 tonnes of capacity. Strong nitrogen prices coupled with above-design results have generated investment payback periods of two years at one unit and one year at the other. We will allocate another $20 million in 2006 to complete expansions of the remaining two units. This should bring an additional 138,000 tonnes on stream by the third quarter and generate similar returns.
In the US, we employ a gas hedging program to mitigate the risk of price volatility. We rigorously manage our US operations in a high-cost gas environment and, when necessary, curtail production and meet our customer commitments by upgrading Trinidad production or spot purchasing. However, sometimes we must continue operating these US plants to meet commitments to industrial customers, producing at a loss.
We also secure our ability to deliver economically to the US by signing long-term leases on ammonia vessels at fixed prices to lower transportation costs.
NYMEX and PotashCorp Gas Prices
Source: NYMEX, PotashCorp
PotashCorp has the advantage of producing in Trinidad with long-term natural gas contracts tied to the price of ammonia while, at the same time, hedging our US gas costs to minimize risk from gas price swings and protect US margins.
PHOSPHATE: Using Our Product Diversity
In phosphate, enabled by the quality of our rock, we employ our capital to diversify into higher-margin industrial and feed products and away from fertilizer.
We increased purified phosphoric acid capacity at Aurora by 83,000 tonnes in 2003. In 2005, we spent $47 million on construction of a fourth, 82,000-tonne plant there, with a further $17 million to be spent through June 2006 when it is expected to come on stream.
In feed phosphates, our new-technology DFP plant at Aurora, which came on stream in 2003 amid teething problems that extended through 2004, is now demonstrating its design capacity. We invested the capital necessary to see this project through, and it allowed us to focus feed phosphate production at Aurora in 2005, eliminating the need to operate the White Springs DFP plant.
With both feed and industrial phosphate products, we like their strategic position of low costs and fewer competitive pressures. Higher prices have improved margins in both.
As our process requires us to produce a certain amount of DAP/MAP and export opportunities are declining, we are taking steps to ensure we remain a preferred supplier to North American customers. Thus, we are making investments at both Aurora and White Springs to handle unit trains in the most efficient manner, reinforcing our reputation for reliability.
We are putting our resources behind our strategy in all three nutrients to deliver on our value proposition. As we measure our progress in achieving our goals, we always consider our risk.

18     POTASHCORP 2005 ANNUAL REPORT | MD&A | Key Performance Drivers
KEY PERFORMANCE DRIVERS
We set targets each year to advance our goals and drive results. In 2005, we began to roll out to the organization our key performance indicators so that employees are able to effectively monitor the achievement of their contribution to corporate goals.
The metrics we focused on flowed from PotashCorp’s long-term goals, as follows:
By increasing sales of our products with more stable and higher margins, we maximize shareholder wealth and achieve our goal of outperforming comparable companies. At the corporate level, the key performance metric for maximizing shareholder wealth is total shareholder return on an annual basis and a sustaining basis. Metrics that support this are cash flow return versus our weighted average cost of capital, EBITDA multiple relative to our peers, and growth in sales and gross margin. We want to trade at a higher multiple than our peers so we do annual surveys to measure investors’ perceptions of our company.
The metrics in our sales and production divisions are cash flow return at the divisional gross margin level and associated working capital. We measure our success at increasing sales of products with stable, desirable margins by analyzing volumes, revenue and gross margin for all sales within each nutrient. The question we ask ourselves is, “Have we optimized our gross margin on a product and customer mix basis?”
The metrics for achieving our goal of being the preferred supplier are the number of complaints we receive and order fill rate categories. We survey customers annually to measure our effectiveness at every stage of the sales transaction and how we compare with our competitors. Our goal is to outperform and have top quartile responses. In 2005, we instituted monthly surveys to monitor customer attitudes about our quality and service.
Being a low-cost supplier is essential to sustaining our profitability. We achieve this goal by reducing cash costs and spending appropriate sustaining capital to maintain productivity and low costs. At the corporate level, the metrics for success are total cost per tonne of each nutrient or primary product and supporting selling and administrative expense. In sales, we measure percentage of customer shipments by preferred carrier and route, associated transportation and distribution expense, freight cost, sales expense and number of tonnes per sales representative. Performance reliability relative to maintenance cost is measured for all nutrients.
Reducing injury rates and environmental impact will help us achieve our goal of no harm to people, no accidents and no damage to the environment. Lost-time and recordable injury rates and environmental events such as reportable releases and permit excursions measure the components of this goal.
Our goal of having motivated, productive employees is reached by encouraging and rewarding performance that supports PotashCorp strategy. We survey employee engagement with our goals and objectives, and over time will be able to compare year-over-year results to guide us toward activities we could introduce or improve to increase employee productivity and emotional buy-in to our objectives.
By contributing to socio-economic well-being in the communities in which we operate, we achieve our goal of having a positive impact there. Part of this is having good governance principles, and our board continues to update its practices as it monitors outside opinion and internal effectiveness. We contribute to our communities by being a competitive employer on a compensation and benefit basis, and we support local causes. We measure our success by reviewing the tone of media coverage, the number of events the company sponsors and total charitable donations and volunteer hours. We also do community surveys and aim for superior performance.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Rewarding Results      19
REWARDING RESULTS
PHILOSOPHY
Our objective is to attract world-class talent who can drive the business forward and achieve the highest sustainable results for shareholders. This is essential to the successful leadership and effective management of PotashCorp on the global playing field. Our executive compensation policies are designed to provide compensation packages that are competitive within the marketplace and encourage individual performance consistent with shareholder expectations. The compensation committee of our Board of Directors pays close attention to the structure of our executive compensation and the proportion of remuneration that is performance-related, on both a short-term and long-term basis.
Our executive compensation program, which has both fixed and variable components, is heavily weighted to pay-for-performance and designed to motivate management to carry out the company’s vision and strategy set out on Pages 11 to 14. Cash compensation

Compensation			Performance
Element	Form	Eligibility	Period	Determination

Base salary	Cash	All staff	Annual	• Base salary targets are set to the median of comparable companies, adjusted to reflect individual performance and internal equity.

Short-term incentives	Cash	All executives and most full-time permanent salaried staff Total: 1,500 people (approximately)	1 year
•    Awards are based on the achievement of predetermined goals for corporate performance or a combination of corporate and operating group performance.
•    Individual awards can be adjusted (+/‑ 20%) to recognize individual performance.

Medium-term incentives	Performance share units	All executives and senior management Total: 65 people (approximately)	3 years
•    Units are issued at a price equal to the average market price of our common shares at award date.
•    Each award vests and is paid out at the end of the three-year performance period in relation to a vesting schedule whereby half of the units are vested in accordance with corporate total shareholder return (TSR)[1] targets and half of the units are vested in accordance with corporate TSR relative to a selected competitive group’s TSR.

• The value at payout is based on the number of vested units multiplied by the 30-day average common share price at the end of the performance period.

Long-term incentives	Performance stock options	All executives and other selected managers Total: 215 people (approximately)	3 years (vesting) 10 years (option term)
•    Performance stock options incorporate a performance-based vesting schedule measuring three-year average excess of cash flow return over weighted average cost of capital.
•    Value of vested shares based on our common share price appreciation over the 10-year term.

[1]	TSR represents the total return on an investment in PotashCorp stock from the time the investment is made.

The total return has two components: (1) growth in the share price and (2) dividend income on the shares.
EXECUTIVE COMPENSATION LINKED TO KEY BUSINESS DRIVERS
We believe the strong alignment of executive compensation with performance is in the interests of our stakeholders and motivates our management with clear signals about the importance of creating sustainable value for PotashCorp shareholders. As noted above, we place significant emphasis on pay-for-performance, with “at risk” components of total compensation linked to the enhancement of cash flow return and total shareholder return. An example of the performance conditions that must be achieved before vesting will occur in our performance stock option plan is set out below. For additional information relating to our incentive plans and how they link to performance, please refer to our 2006 Proxy Circular on our website.

PERFORMANCE MEASURE	VESTING SCALE
3-Year Average Excess of Cash Flow Return on	Percentage of
Investment over Weighted Average Cost of Capital	Stock Option Grant Vesting

<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

20     POTASHCORP 2005 ANNUAL REPORT | MD&A | Risk Management
levels (comprised of salary and annual short-term incentive bonuses) and benefits are typically designed to approximate the median of our comparator group. Motivation to earn compensation at the upper range of competitive market levels is emphasized through medium-term and long-term variable (or “at risk”) incentive components. These medium-term and long-term incentives reward superior performance and are aligned to sustained growth in shareholder value through improvements in cash flow return and total shareholder return. The more senior the management role in PotashCorp, the higher the proportion of compensation “at risk”.
REWARD STRUCTURE
Our executive compensation consists of four main elements: (1) base salary, (2) cash short-term incentives, (3) cash medium-term incentives (units measuring a three-year performance period), and (4) long-term incentives — stock options. Highlights of these elements are outlined in the table on the previous page.
We do not have any non-qualified deferred compensation arrangements in place for management.
MANAGING RISK
Effective planning and execution of our strategy require detailed analysis of associated risks and management of those risks to prevent loss. PotashCorp has adopted a risk management framework which identifies potential events that could have adverse effects. We then manage those risk events to provide reasonable assurance that they will not prevent us from achieving our goals and objectives — the road maps for successful execution of our strategy. We assess risks by identifying, measuring and prioritizing them, based on their estimated likelihood and severity of loss. Through mitigation responses, we accept, control, share or transfer, diversify or avoid each risk. Thereafter, we monitor them at company, process and activity levels.
We have identified six major corporate categories of risks: markets/business, distribution, operational, financial/information technology, regulatory and integrity/empowerment. Together and separately, these threaten our strategies and affect our ability to take advantage of opportunities to maximize returns for all stakeholders, as our value proposition requires. Risk threats are intricately interwoven, but they can be reduced by lowering the expected frequency or the consequences.
Each year, management re-evaluates the risks identified in previous years. It then identifies the most significant new or elevated risks to company strategy resulting from changes in operations or from external factors. Management reports annually to the Board of Directors on actions and plans to manage the risk universe. Most severe of all risks is a loss of reputation, for that could threaten our earnings, our access to capital or our brand by creating negative opinions of PotashCorp in the minds of employees, customers, investors or our communities.
The new or elevated high risks identified in 2005 are:
Sustaining Growth and Our Earnings Multiple
Our Potash First strategy is key to our success. However, circumstances both external and internal can limit our sustainable long-term growth in potash and its historically high earnings multiple. Externally, we believe further acquisition opportunities are available but may be limited, for the industry is now highly concentrated. Internally, we responded to the accelerated growth in world demand that began in 2003 by increasing production. To achieve our stated capacity of 12.9 million tonnes and take advantage of rising world demand, we are investing capital to bring back capacity idled two decades ago.
Opportunities to invest in other projects with stable, high margins as a percentage of revenue, such as industrial phosphate products and Trinidad nitrogen, are limited. It would be difficult for the phosphate or nitrogen sector to change to more closely resemble potash industry fundamentals, because of the significant government involvement in phosphate and the many global opportunities for nitrogen development based on abundant low-cost natural gas. Mitigation of this risk requires ongoing active dialogue between the board and management on PotashCorp strategy and acceptable risk levels. Likely mitigation action is increasing our equity ownership in APC, ICL, SQM and Sinofert. As well, we are conducting a feasibility analysis of expansion in New Brunswick and reviewing other possible potash investments.
Potash Capacity
For nearly two decades, PotashCorp has followed a strategy of matching potash production to demand to minimize inventory overhang, stressing price and margin as more important than volumes. Inability to respond in time to increased global demand could harm the credibility of this strategy.
Recent growth in demand for potash has outpaced the historical trend, and we have responded in ways that mitigate the risk to the credibility of our strategy. We expanded production capability at Rocanville and added fourth shifts at Allan and Lanigan. Allan’s capacity is being refurbished and renovation of Lanigan’s Phase 1 mill is expected to be complete in late 2007.
Downstream Product Mishaps
In 2005, we increased the rated level of risk of an event occurring during transportation or customer use of our nitrogen products that results in third-party exposures and potential PotashCorp liability. We increased the severity rating of this risk after a serious incident involving an unrelated product and company in South Carolina.
We have mitigated it by eliminating production and sales of agricultural ammonium nitrate (AN). For our industrial AN sales, we thoroughly inspect carriers’ equipment, have instituted

POTASHCORP 2005 ANNUAL REPORT | MD&A | Risk Management      21
a proof-of-delivery system for truck shipments of both industrial ammonium nitrate and ammonia, and require a global positioning system on AN truck shipments. We require truck carriers to employ rigid driver background checks, identification, and equipment tracking processes and standards.
Labor Relations
Strikes or other forms of work stoppage or slowdown that result from unsuccessful contract negotiations or other adverse labor relations activities constitute a risk to our strategy and opportunities, through disruption and cost. In 2005, this risk rating increased with the commencement of negotiations with the United Steelworkers at our Allan, Cory and Patience Lake potash facilities. The union’s expectations reflected the high profitability of potash at the time of negotiation.
By the end of the year, we had settled new three-year contracts at Allan, Cory and Patience Lake at acceptable cost increases. We are currently negotiating with the Communications, Energy & Paperworkers Union of Canada at Lanigan and we will commence negotiations with the Rocanville Potash Employees Association.
Regulatory Risk
PotashCorp may be adversely affected by changes in antitrust laws to which we are subject in various countries. We cannot predict how these laws or their interpretation, administration and enforcement will change over time. Changes in antitrust laws globally, or the interpretation, administration or enforcement thereof, may limit our future acquisitions or the operations of Canpotex and PhosChem.

Many risks we identified as serious in 2004 remained high on the 2005 risk matrix:
New Supply Creates Structural Market Imbalance
In phosphate, competitive supply of solid fertilizer continues to be built faster than world consumption grows, upsetting the supply/demand balance and keeping prices down. We consider this risk more severe now than it was in 2004. Saudi Arabia has begun building a new DAP production facility with a reported capacity of 2.9 million tonnes per year, with at least 1 million tonnes expected to come on line in 2009-10.
In response to the surge in world DAP capacity that flooded markets and suppressed prices in recent years, we have refocused our phosphate business by leveraging our strengths in specialty industrial and feed products. Building on our high-quality rock and proven technology, we are expanding our purified acid production. A further mitigation effort involves streamlining production of DAP and the phosphate feed DFP between Aurora and White Springs to optimize production costs.
Suppressed Demand Creates Structural Market Imbalance
Our potash business success would be put at risk if growth in world demand fell below expectations, reducing trade and affecting our sales volumes and price realizations. This is an ongoing high risk in our risk universe, but temporary blips in demand are a feature of the market. Overall, demand has risen by an average of 2 percent a year since the 1960s, culminating in a 23-percent jump from 2002 to 2005. Even though purchases by Brazil dropped by 20 percent in 2005, world demand rose by 1 percent, and forecasts suggest 2-3 percent growth per year to the end of the decade.
Nonetheless, we mitigate this risk by maintaining our strategy of matching production to demand, and considering price more important than volumes. We have increased our ownership in Arab Potash Company, and we invested in Sinofert, giving us stronger ties with the huge Chinese market and potash demand there.
Risk of Cyclicality
The risk of short-term cyclicality in product prices is most significant in phosphate and nitrogen fertilizers, due to competitive costs, availability of supply and world demand. To mitigate this risk in phosphate, we are focusing as much as possible on non-fertilizer products by expanding purified acid production, consolidating feed phosphate production at Aurora and growing offshore feed sales, so our plants can operate at cost-effective utilization rates. In nitrogen, we are expanding our lower-cost Trinidad production, and we continue to hedge a portion of our North American gas requirements.
GLOBAL RISK ENVIRONMENT
World events and trends that are not unique to our sector but rather impact the international business environment — e.g. interest rates, exchange rates or wars affecting international trade.
RISK TO STRATEGY
Risks to strategy limit the implementation of these strategies due to a lack of integration or changes in the business environment, hindering our ability to take advantage of opportunities.
RISK CATEGORIES
Market / Business Risk Distribution Risk Operational Risk Financial / Information Technology Risk Regulatory Risk Integrity / Empowerment Risk
RISK TO REPUTATION
Risks to reputation threaten PotashCorp’s earnings, capital or brand by creating negative opinions of the company in the minds of employees, customers, investors or our communities.

22     POTASHCORP 2005 ANNUAL REPORT | MD&A | Factors That Shaped 2005 Business Conditions
Political Risk
Our decision to acquire strategic interests in low-cost potash producers with logistical advantages to offshore markets carries some risk, as viable low-cost production outside of Canada is in areas which have elements of political risk. We mitigate this risk by producing more in Canada, investing in geographically diverse jurisdictions and encouraging companies we invest in to carry business interruption insurance.
Distribution Risks
Railcar availability is affected by railway efficiencies and demand for grain and other commodities. A shortage of railcars for carrying potash and increased transit time in North America would result in customer dissatisfaction, loss of sales and higher equipment costs. To mitigate this risk, we increased our private fleet of hopper cars in 2005 and influenced Canpotex to do the same. We worked closely with major North American rail carriers to ensure product moved quickly and smoothly.
Security Risks
These risks include deliberate, malicious acts that may cause injury, property damage or harm to the company’s reputation as well as theft of product for use in criminal acts or terrorism. We maintain strict controls, standards and operating procedures, on top of increased security and intrusion measures.
Risk to Reputation
Loss of a company’s reputation is its greatest risk, and any of the circumstances outlined could affect PotashCorp’s reputation. To mitigate this risk, we build goodwill, use best practices, are committed to sustainability, ensure transparency, practice leading-edge corporate governance and communicate continually with stakeholders. We strive to have “no surprises” for stakeholders in order to support our reputation, which is key to achieving our strategies and value proposition.
section 4
Performance and Prospects
FACTORS THAT SHAPED 2005 BUSINESS CONDITIONS
1 Continued Strength in Global Economy
Despite higher energy prices, world economic growth remained strong in 2005 at 4.3 percent, with relatively low interest rates and moderate inflation contributing to rising GDP in most countries. China and India led with growth of 9.8 percent and 8.1 percent, respectively, exceeding their 2004 performance. At a solid 3.5 percent, US growth was somewhat below 2004’s above-average 4.1 percent. This strong world economy supported improving incomes and desire for more and better food, especially animal protein, which requires more grain to produce.
World Economic Growth
Source: IMF
2 World Grain and Rice Inventories Decline
Ideal growing conditions produced a record crop in 2004 but grain and rice production in the more normal 2005 weather again trailed behind demand, although still the second-largest crop on record. Global demand for wheat and coarse grains has outstripped production in six of the last seven years and for rice the last five years. Rice prices were stronger in 2005, but corn and soybean prices fell due to the large US production, which was exceeded only by the record set in 2004.
World Grain Production and Consumption
Wheat and Coarse Grains
Source: USDA

POTASHCORP 2005 ANNUAL REPORT | MD&A | Factors that Shaped 2005 Business Conditions     23
3 Growth in World Potash Demand Returns to Historical Levels
Following three years of unprecedented growth exceeding 22 percent in total, global potash demand grew by approximately 4 percent in the first half of 2005. Customers then slowed activity in the second half, resulting in growth of 1 percent for the year. Imports by China and India rose by 1.5 million tonnes each. That continued growth was partially offset by adverse weather in Indonesia, Malaysia and Vietnam that reduced fertilizer usage, and by difficult economic conditions that cut Brazil’s potash demand by 1.3 million tonnes.
World Potash Demand* Growth
* Producer sales
  Source: IFA, Fertecon, PotashCorp
4 Another Record Year for Canpotex
In 2005, for the third consecutive year, Canpotex sold record potash volumes: 8.2 million tonnes compared to 7.8 million tonnes in 2004 and 6.3 million tonnes in 2003. The rapid rise indicates growing awareness by many nations that their nutrient consumption is out of balance. They understand the need to apply more potash to catch up with nitrogen and phosphate applications and are moving to improve their nutrient ratios.
Canpotex’s Sales Volumes
Source: Canpotex
5 Fertilizer Prices Rise
Prices for all three nutrients increased in 2005. Potash prices responded to tight supply through much of the year. Nitrogen prices were pulled up by sharp increases in natural gas prices, US nitrogen curtailments and rising ocean freight rates for ammonia tankers. Increased phosphate prices reflected higher input costs, global demand growth that surpassed growth in supply, and lost phosphate production after hurricanes hit the US Gulf region.
6 Growing Pains in Brazil
Farmers in Brazil had to adjust in 2005 to global and domestic conditions that affected the national economy. The Brazilian real continued to appreciate against the US dollar, reducing the return on crops such as soybeans that are sold into the international marketplace in US dollars. Drought reduced yields in southern Brazil, and soybean prices fell after the US harvested its second-largest crop, raising global inventories. Brazil’s banks reacted by tightening credit, which reduced fertilizer purchases and cut potash and phosphate imports.
7 Belarusian Potash Company Initiated
Belarusian Potash Company (BPC), a non-profit export marketing agency, was formed in April 2005 under a presidential decree giving it the exclusive right to market Belarusian potash. Before the year ended, Russia’s Uralkali agreed to become a co-founder and Silvinit, also Russian, expressed interest. BPC has stated that its main objective is to supply potash with minimum participation of intermediaries.
8 Hurricanes Spike US Gas Prices, Further Tighten Nitrogen Supply
Growth in global nitrogen demand exceeded new capacity, maintaining a tight supply/demand balance. Supply was further tightened by US ammonia curtailments — totalling 50 percent of capacity at year-end — after hurricanes damaged natural gas and oil production facilities in the Gulf area and coastal oil refineries. The result was a large, long-lasting rise in prices for oil and natural gas, increasing the cash costs of producing ammonia. Several US nitrogen producers were forced to curtail operations. The benchmark Tampa ammonia price reached a 30-year high.
US Natural Gas Price vs Ammonia Price
Source: Fertecon, NYMEX

24     POTASHCORP 2005 ANNUAL REPORT | MD&A | Factors that Shaped 2005 Business Conditions

	Potash		Nitrogen		Phosphate
	2005	2004	2005	2004	2005	2004

Total World Demand [10] (Million Product Tonnes)	50.7	50.2	143.5	140.4	61.4	60.2

PotashCorp Share of World Production [11]	17%	16%	2%	2%	6%	6%

10-11, See Appendix, Page 89

9 US Ammonia Production Down, Imports Up
High natural gas prices reduced US ammonia production, attracting more imports from lower-cost gas regions such as Trinidad. Major hikes in ammonia transportation costs had minimal impact on the Trinidad-US Gulf route while substantially affecting longer supply routes, which further improved Trinidad’s competitive position. On the Black Sea-US Gulf route, shipping rates for refrigerated bulk liquid carriers, which carry ammonia, nearly doubled from the beginning to the end of 2005, spurred by increased trade. Trinidad’s proximity to the US improved its competitive position as a supplier to the world’s largest ammonia market.
Delivered Ammonia Costs to US Gulf
Low-Cost Gas Countries Have Advantage

*	Trinidad assumes ammonia based on US gas at $9.00 per MMBtu.

Source: Fertecon, OMS, PotashCorp
10 Consolidation of Purified Acid Market Continues
High energy prices are pushing consolidation in the purified acid market. In the US, companies using the older, energy-intensive, thermal acid production technology are finding themselves uncompetitive with the new wet process technology, which is used by PotashCorp.
China, also facing high energy costs, reduced purified acid production. European producers moved more product to China, leaving a gap in the Western Hemisphere. These tight global fundamentals led to higher purified acid prices.
11 Feed Market Contraction, Industry Rationalization
The US market for animal feed phosphates continued its slow contraction in 2005, largely due to displacement of feed phosphates by phytase, an enzyme that improves the bioavailability of phosphates, and distillers dried grain solids, an ethanol byproduct suited for use as an animal feed that contains minor amounts of bioavailable phosphates. The mothballing of PotashCorp’s DFP plant at White Springs, Florida continued the industry consolidation begun with the permanent closure of Coronet’s aged and inefficient DFP plant near Lakeland, Florida in 2004.
US DFP Capacity and Production

Source: TFI, PotashCorp
12 Global DAP Market Strengthened by India’s Large Purchases
The global DAP market was tightened as 2005 progressed by US production losses due to Hurricanes Katrina and Rita and the permanent shutdown of the US Chem plant in November, as well as India’s larger purchases. India anchored the increase in DAP trade by importing approximately 1.5 million tonnes more than in 2004. This was due to low inventory as 2005 began; low domestic production, particularly at the Oswal plant; protracted negotiations between producers and their phosphoric acid suppliers that limited phosphoric acid imports; and favorable monsoon rains, which boosted consumption.
India — DAP Imports

Source: Fertecon

POTASHCORP 2005 ANNUAL REPORT | MD&A | 2005 Financial Overview     25
2005 FINANCIAL OVERVIEW
This section provides an overview of our financial performance based on our consolidated financial statements on Pages 56 to 88. All references to per-share amounts pertain to diluted net income or loss per share (EPS). Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions)			% Increase (Decrease)
	2005	2004	2003	2005	2004
Sales	$3,847.2	$3,244.4	$2,799.0	19	16
Gross Margin	$1,125.0	$681.4	$380.4	65	79
Operating Income	$892.6	$514.3	$(55.6)	74	n/m
Net Income	$542.9	$298.6	$(126.3)	82	n/m
Net Income Per Share — Diluted	$4.89	$2.70	$(1.21)	81	n/m

n/m = not meaningful
2005 Earnings Compared to Guidance
The company’s initial midpoint estimate for 2005 EPS, based on the Outlook and assumptions described in our 2004 Annual Report, was approximately $3.88 per share. The final result was $4.89 per share. The primary causes of this variance from our guidance midpoint were:

Effect
Cause	on EPS

Potash realized prices higher	0.52
Potash volumes lower	(0.41)
Increased potash costs	(0.28)
Lower provincial mining taxes	0.17

Subtotal potash	—

Increased nitrogen realized prices (exclusive of purchased product)	2.14
Cost of natural gas and purchased ammonia higher	(1.55)
Larger gain on natural gas hedges and purchased product margin	0.28
Nitrogen costs lower (exclusive of cost of natural gas and purchased ammonia)	0.06

Subtotal nitrogen	0.93

Phosphate realized prices higher	0.87
Increased input costs for ammonia, sulfur and rock	(0.46)
Phosphate other costs higher along with lower phosphate sales volumes	(0.09)

Subtotal phosphate	0.32

Increase in other income	0.06
Increase in selling and administrative	(0.15)
Foreign exchange variance and higher interest expense	(0.15)

Subtotal other	(0.24)

Total variance from 2005 diluted EPS guidance	1.01

2005 Earnings Compared to 2004
The company’s EPS for 2004 was $2.70 per share. The final EPS for 2005 was $4.89 per share. The primary causes of this increase from last year’s actuals were:

Effect
Cause	on EPS

Potash offshore realized prices higher	1.01
Potash North American realized prices higher	0.91
Increase in potash costs due to foreign exchange	(0.15)
Increased potash costs along with lower potash sales volumes	(0.06)
Higher provincial mining taxes	(0.26)

Subtotal potash	1.45

Increased nitrogen realized prices (exclusive of purchased product)	1.05
Cost of natural gas and purchased ammonia higher	(0.70)
Nitrogen costs lower (exclusive of cost of natural gas and purchased ammonia) combined with higher manufactured volumes	0.05
Larger gain on natural gas hedges and purchased product margin	0.05

Subtotal nitrogen	0.45

Phosphate realized prices higher	0.58
Increased input costs for ammonia and sulfur	(0.08)

Subtotal phosphate	0.50

Increase in other income (excluding gain on sale of SQM shares)	0.12
Increase in selling and administrative	(0.08)
Foreign exchange variance and decrease in interest expense	0.06

Subtotal other	0.10

Subtotal of the above	2.50
Gain from the sale of SQM shares in 2004	(0.31)

Total variance from 2004 diluted EPS	2.19

26     POTASHCORP 2005 ANNUAL REPORT | MD&A | Potash Results
BUSINESS SEGMENT REVIEW
We report our results of operations in three business segments: potash, nitrogen and phosphate. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
We include net sales in our segment disclosures in the consolidated financial statements pursuant to Canadian generally accepted accounting principles (Canadian GAAP), which requires segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. Net sales (and the related per-tonne amounts) are primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses.
Our discussion of segment operating performance is set out below and includes nutrient product and/or market performance where applicable to give further insight into these results.
POTASH RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004

Sales	$1,341.1	$1,056.1	$758.7	27	39
Freight	129.7	128.7	109.9	1	17
Transportation and distribution	34.5	32.6	29.7	6	10

	$1,176.9	$894.8	$619.1	32	45

Net sales
North American	$495.6	$347.5	$230.6	43	51	3,144	3,246	2,870	(3)	13	$157.64	$107.06	$80.33	47	33
Offshore	668.3	504.6	336.2	32	50	5,020	5,030	4,213	—	19	$133.13	$100.33	$79.80	33	26

	1,163.9	852.1	566.8	37	50	8,164	8,276	7,083	(1)	17	$142.56	$102.97	$80.01	38	29

Miscellaneous products	13.0	42.7	52.3	(70)	(18)	—	—	—	—	—	—	—	—	—	—

	1,176.9	894.8	619.1	32	45	8,164	8,276	7,083	(1)	17	$144.16	$108.12	$87.41	33	24
Cost of goods sold	469.5	472.0	415.4	(1)	14						$57.51	$57.03	$58.65	1	(3)

Gross Margin	$707.4	$422.8	$203.7	67	108						$86.65	$51.09	$28.76	70	78

Note 18 to the consolidated financial statements provides information pertaining to our business segments.
2005 VS 2004
Highlights
•	Gross margin as a percentage of net sales increased to 60 percent, a 28-percent improvement from the 2004 figure of 47 percent.

•	Tight global potash supply resulted in higher realized prices, contributing the majority of our total annual change in gross margin. World GDP grew an estimated 4.3 percent in 2005, led by countries such as China and India. Growing prosperity allows people to improve their diets, primarily with more protein from animal sources which in turn require more grain — and, as a result, more fertilizer. This contributed to strong potash demand from some key offshore customers, particularly China and India. This increased demand was partially offset by reduced imports by Brazil, our largest customer in 2004. A strong currency, weak soybean prices and tighter agricultural credit negatively affected Brazilian consumption.
•	In North America, a sharp spike in energy costs combined with low crop commodity prices led dealers to step back from the fertilizer market in the fall after a strong first half of the year. US purchasers appear to have deferred buying decisions from the fall of 2005 to the spring of 2006 to avoid building high-cost inventories.

•	We produced 8.8 million tonnes of potash in 2005 and ended the year with total inventories of approximately 1.1 million tonnes, up from the historic low of 0.5 million tonnes at the end of 2004 but still approximately 1 million tonnes less than our total storage capacity.
Potash gross margin variance attributable to:
Dollars (millions)

	2005 vs 2004
		Change in Prices		Total Gross
	Change in		Cost of	Margin
	Sales Volumes	Net Sales	Goods Sold	Variance

North American	$(7.7)	$158.7	$(14.1)	$136.9
Offshore	(9.4)	174.7	(22.7)	142.6
Other	5.5	(1.8)	1.4	5.1

Total	$(11.6)	$331.6	$(35.4)	$284.6

POTASHCORP 2005 ANNUAL REPORT | MD&A | Potash Results     27
Potash Production (million tonnes KCl)

					Mine Site
		Production			Employees
	Capacity	2005	2004	2003	(active)

Lanigan SK	3.828	2.023	2.025	1.488	378
Rocanville SK [1]	3.044	2.573	1.833	1.989	340
Allan SK	1.885	1.431	1.344	.934	293
Cory SK	1.361	.826	.738	.730	207
Patience Lake SK	1.033	.251	.239	.251	66
Esterhazy SK [2]	.953	.953	.953	.953	0
New Brunswick NB	.785	.759	.782	.749	332

TOTAL	12.889	8.816	7.914	7.094	1,616

1	Expansion at Rocanville during 2005 raised its capacity to 3.044 million tonnes and total capacity to 12.889 million tonnes.

2	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a long-term agreement.

For calendar year 2006, our production allocation is 0.953 million tonnes.
•	New three-year labor contracts were successfully ratified at our Allan, Cory and Patience Lake mines in the fourth quarter. These contracts extend to April 30, 2008.
Sales and Cost of Goods Sold
The primary reasons for the $284.6-million increase in gross margin were the following sales and cost of goods sold factors:
•	Price increases were achieved in all markets due to strong demand for potash. Higher realized prices on sales to Canpotex contributed $151.1 million to the increase while $23.6 million was realized on offshore sales from our New Brunswick operation. North American realized prices rose 47 percent, or over $50 per tonne, due to product price increases effected throughout the year.

•	Prices in the North American market were nearly $25 per tonne, or 18 percent, higher than offshore prices. The gap between the two markets is partly due to offshore customers purchasing under long-term contracts that lag behind North American spot-market increases. The difference also reflects product mix, as North American customers prefer granular product that commands a premium over standard product, which is more typically consumed offshore.
PotashCorp Potash Prices
Source: PotashCorp
Our potash prices increased by 38 percent in 2005. Offshore prices rose throughout the year but fell off in the fourth quarter due to a greater percentage of lower-priced tonnes being sold to China under an old contract.
•	Canpotex sold record volumes during 2005 as its sales to India and China rose 53 percent and 32 percent, respectively. This was partially offset by a decline in sales volumes to Brazil, as well as Indonesia, Malaysia and Vietnam, which all experienced significant drought during the year. Despite the record sales volumes of 8.2 million tonnes achieved by Canpotex (2004 — 7.8 million tonnes), of which we supplied 54 percent, our total offshore sales volumes were below 2004 due to Brazil’s lower imports from our New Brunswick operation. Sales to China represented 26 percent of our offshore sales volumes, while Brazil represented 17 percent and India 10 percent.

•	Saskatchewan competitors were product-constrained throughout most of the year. As a result, we were able to increase our market share in North America by 10 percent. The North American potash market took 12 percent fewer tonnes during 2005 because, we believe, many dealers delayed fourth-quarter purchases until 2006. Our North American sales volumes for the year were still 3.1 million tonnes, only 3 percent lower than 2004.

•	PotashCorp produced a record 8.8 million tonnes of potash in 2005. The expansion at Rocanville and additional shifts at Lanigan and Allan early in the year increased production from 7.9 million tonnes in 2004 and resulted in economies of scale and higher operating efficiencies. Costs on a per-tonne basis, however, rose 1 percent from the prior year, due primarily to higher energy costs (in particular, natural gas) and the economic impact of a stronger Canadian dollar. A decline in the US dollar compared to the Canadian dollar during 2005 negatively impacted cost of goods sold by over $3.00 per tonne.
2004 VS 2003
Total potash sales increased by $297.4 million from 2003 and net sales by $275.7 million, driven by higher average realized prices and record volumes. This led potash to provide $422.8 million (62 percent) of our total gross margin for the year and increase

28     POTASHCORP 2005 ANNUAL REPORT | MD&A | Nitrogen Results
its gross margin percentage from 33 percent of net sales in 2003 to 47 percent.
Canpotex sold 7.8 million tonnes for the year and our Saskatchewan-sourced offshore volumes rose 28 percent, favorably impacting net sales by $72.6 million. Brazil remained our largest customer with 23 percent of volumes. China was second with 20 percent. Indonesia, Oceania, China, India, Malaysia and Korea all had double-digit growth, leading to a 19-percent rise in offshore volumes.
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
PotashCorp continued to increase production to meet growing demand, adding shifts at Lanigan and Allan in 2004, and produced 7.9 million tonnes. The growth in volumes allowed us to lower our Canadian dollar cost of goods sold per tonne by 5 percent and capitalize on economies of scale. This was partially offset by a stronger Canadian dollar, resulting in our cost of goods sold decreasing by $1.62 per tonne from 2003.
NITROGEN RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004

Sales	$1,368.8	$1,210.4	$1,156.4	13	5
Freight	39.9	38.1	48.8	5	(22)
Transportation and distribution	49.5	42.3	42.8	17	(1)

	$1,279.4	$1,130.0	$1,064.8	13	6

Net sales
Ammonia	$490.0	$458.0	$368.0	7	24	1,672	1,776	1,755	(6)	1	$293.05	$257.85	$209.63	14	23
Urea	369.5	259.1	276.9	43	(6)	1,321	1,165	1,470	13	(21)	$279.63	$222.44	$188.33	26	18
Nitrogen solutions, nitric acid, ammonium nitrate	284.2	239.2	250.8	19	(5)	1,850	1,797	2,144	3	(16)	$153.67	$133.13	$116.98	15	14
Purchased	109.9	151.5	149.6	(27)	1	377	612	711	(38)	(14)	$291.28	$247.66	$210.53	18	18

	1,253.6	1,107.8	1,045.3	13	6	5,220	5,350	6,080	(2)	(12)	$240.15	$207.07	$171.92	16	20
Miscellaneous	25.8	22.2	19.5	16	14	—	—	—	—	—	—	—	—	—	—

	1,279.4	1,130.0	1,064.8	13	6	5,220	5,350	6,080	(2)	(12)	$245.09	$211.23	$175.13	16	21
Cost of goods sold	960.7	887.2	871.6	8	2						$184.04	$165.84	143.35	11	16

Gross Margin	$318.7	$242.8	$193.2	31	26						$61.05	$45.39	$31.78	35	43

Note 18 to the consolidated financial statements provides information pertaining to our business segments.
Nitrogen gross margin variance attributable to:
Dollars (millions)

	2005 vs 2004
		Change in Prices		Total Gross
	Change in		Cost of	Margin
	Sales Volumes	Net Sales	Goods Sold	Variance

Ammonia	$(11.2)	$63.4	$(38.9)	$13.3
Urea	19.6	79.9	(38.9)	60.6
Solutions, NA, AN	13.4	35.3	(55.8)	(7.1)
Purchased	(7.2)	15.5	(5.3)	3.0
Hedge gains	—	—	5.6	5.6
Other	(1.1)	4.8	(3.2)	0.5

Total	$13.5	$198.9	$(136.5)	$75.9

2005 VS 2004
Highlights
•	Price increases were realized for all nitrogen products.

•	Hurricanes that struck the US Gulf region during 2005 and cold weather in the US late in the year led to high natural gas prices sustained at more than $13 per MMBtu during the fourth quarter. This caused ammonia prices to climb rapidly late in 2005 and led North American producers to curtail half of their ammonia operating capacity by year-end, tightening market supply.

•	Higher ammonia and urea prices were beneficial for PotashCorp’s Trinidad facility due to our long-term, lower-cost natural gas price contracts. Our Trinidad facility contributed 68 percent of nitrogen gross margin for the year, while North American production added

POTASHCORP 2005 ANNUAL REPORT | MD&A | Nitrogen Results       29
17 percent and gains on our natural gas hedges added 15 percent. The major debottlenecking projects at our 03 and 04 Trinidad plants were completed during the year, resulting in 156,000 additional tonnes of ammonia production capacity per year.
Sales and Cost of Goods Sold
The most significant sales and cost of goods sold contributors to the $75.9-million increase in gross margin were the following:
•	Urea realized prices increased 26 percent due to tighter supply/demand fundamentals in world trade, as higher natural gas prices caused further US industry curtailments and Chinese export taxes reduced Chinese urea exports by over 2 million tonnes in 2005, compared to 2004.

•	Realized prices for ammonia grew by 14 percent as a result of the high gas costs and production curtailments in the US. Tight supply led to increased ammonia imports that were subject to high freight rates that further influenced prices. The rise in realized prices for ammonia and urea favorably impacted margins due to our long-term, lower-cost natural gas price contracts at Trinidad. Our Trinidad facility provided $217.1 million of 2005 gross margin and contributed 68 percent of nitrogen gross margin, compared to $145.3 million, or 60 percent, in 2004.

•	Realized prices for nitrogen solutions, nitric acid and ammonium nitrate generally followed the rise in ammonia and urea prices, as a number of our customer contracts are tied to either natural gas prices or the NOLA ammonia price.

•	Cost of goods sold increased 11 percent per tonne. Higher natural gas costs, which led to production curtailments at our Augusta and Lima facilities during the fourth quarter of 2005, were partially offset by increased production at our Trinidad operation (which produced at levels above its expected design capacity). Natural gas costs are the single most important factor contributing to our nitrogen cost of goods sold, typically representing between 80 percent and 95 percent of the cash cost of producing one tonne of ammonia. Our total average natural gas cost, including the benefit of the natural gas hedges and our lower-cost Trinidad gas contracts, was $4.46 per MMBtu
PotashCorp Nitrogen Prices
Source: PotashCorp
High natural gas prices in 2005 led to sustained high realized prices for nitrogen products that raised our nitrogen gross margin to a record $318.7 million. Our ammonia prices were up by 14 percent and our urea prices by 26 percent.
Nitrogen Production (million tonnes)

	Ammonia[1]				Urea Solids				Nitrogen Solutions[2]
	Annual	Production			Annual		Production		Annual		Production
	Capacity	2005	2004	2003	Capacity	2005	2004	2003	Capacity	2005	2004	2003
Trinidad	2.007	1.887	1.837	1.759	.709	.748	.619	.647	—	—	—	—
Augusta GA	.688	.655	.665	.655	.381	.360	.368	.334	.581	.242	.225	.223
Lima OH	.550	.382	.460	.510	.329	.225	.238	.280	.227	.079	.104	.120
Geismar LA4	.483	—	—	.116	—	—	—	—	1.028	.118	—	.250
Memphis TN5	.371	—	—	.154	.409	—	—	.178	—	—	—	—

TOTAL	4.099	2.924	2.962	3.194	1.828	1.333	1.225	1.439	1.836	.439	.329	.593

	Nitric Acid[1,3]				Ammonium Nitrate Solids
	Annual		Production		Annual		Production		Employees
	Capacity	2005	2004	2003	Capacity	2005	2004	2003	Active
Trinidad	—	—	—	—	—	—	—	—	406
Augusta GA	.541	.518	.544	.534	.512	.503	.544	.539	118
Lima OH	.100	.098	.103	.097	—	—	—	—	4	[6]
Geismar LA4	.844	.568	.521	.589	—	—	—	—	59
Memphis TN5	—	—	—	—	—	—	—	—	1

TOTAL	1.485	1.184	1.168	1.220	.512	.503	.544	.539	588	[7]

[1]	A substantial portion is upgraded to value-added products.

[2]	Based on 32% N content.

[3]	As 100% HNO3 tonnes.

[4]	Indefinitely shut down production of ammonia and nitrogen solutions June 4, 2003; restarted nitrogen solutions production on September 15, 2005.

[5]	Indefinitely shut down production June 4, 2003.

[6]	Innovene USA LLC operates the Lima facility under an operational agreement with PCS Nitrogen.

[7]	485 contract employees work at the nitrogen plants, for a total active workforce of 1,073.

30      POTASHCORP 2005 ANNUAL REPORT | MD&A | Phosphate Results
in 2005, 20 percent higher than in 2004. Our North American natural gas hedging activities contributed $48.6 million to gross margin, compared to $43.0 million last year.
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
The high natural gas price environment supported an 18-percent increase in US ammonia prices, resulting in $17.3 million additional net sales. At our Trinidad facility, average ammonia and urea prices climbed 28 percent and 18 percent, respectively, favorably impacting net sales by $85.8 million. Higher average realized prices for nitric acid and ammonium nitrate were the primary reason for the $23.1-million increase in net sales compared to 2003.
Our average unit cost of natural gas, including our hedge, was $3.71 per MMBtu in 2004, compared to $2.96 per MMBtu in 2003. Since natural gas represents the major component of our cost of goods sold in nitrogen, this increase was a key factor in the 16-percent rise in per-tonne costs. Our natural gas hedging activities contributed $43.0 million to gross margin in 2004, compared to $89.9 million in 2003.
PHOSPHATE RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004	2005	2004	2003	2005	2004
Sales	$1,137.3	$977.9	$883.9	16	11
Freight	80.1	71.9	75.8	11	(5)
Transportation and distribution	37.9	29.4	26.2	29	12

	$1,019.3	$876.6	$781.9	16	12

Net sales
Fertilizer — liquids	$208.2	$147.3	$167.7	41	(12)	931	704	751	32	(6)	$223.68	$209.17	$223.17	7	(6)
Fertilizer — solids	346.7	324.7	249.2	7	30	1,516	1,590	1,494	(5)	6	$228.60	$204.16	$166.78	12	22
Feed	221.0	190.6	182.6	16	4	860	888	861	(3)	3	$256.96	$214.78	$212.25	20	1
Industrial	231.2	204.1	174.5	13	17	664	611	541	9	13	$348.12	$334.09	$322.72	4	4

	1,007.1	866.7	774.0	16	12	3,971	3,793	3,647	5	4	$253.61	$228.50	$212.23	11	8
Miscellaneous	12.2	9.9	7.9	23	25	—	—	—	—	—	—	—	—	—	—

	1,019.3	876.6	781.9	16	12	3,971	3,793	3,647	5	4	$256.66	$231.11	$214.40	11	8
Cost of goods sold	920.4	860.8	798.4	7	8						$231.75	$226.94	$218.92	2	4

Gross Margin	$98.9	$15.8	$(16.5)	526	n/m						$24.91	$4.17	$(4.52)	497	n/m

Note 18 to the consolidated financial statements provides information pertaining to our business segments.														n/m = not meaningful

Phosphate gross margin variance attributable to:
Dollars (millions)

		2005 vs 2004
		Change in Prices		Total Gross
	Change in		Cost of	Margin
	Sales Volumes	Net Sales	Goods Sold	Variance
Fertilizer — liquids	$27.6	$21.6	$(33.3)	$15.9
Fertilizer — solids	(1.7)	32.6	(11.6)	19.3
Feed	(0.4)	37.5	3.8	40.9
Industrial	3.3	14.3	(11.0)	6.6
Other	0.9	—	(0.5)	0.4

Total	$29.7	$106.0	$(52.6)	$83.1

2005 VS 2004
Highlights
•	Increased export demand, industry curtailments, higher input costs (particularly for ammonia and sulfur) and the closure of a competitor’s plant led to price increases.

•	Hurricanes which struck the US Gulf region in the third quarter disrupted competitor production of phosphate products, reinforcing an already tight supply situation in the US marketplace.

•	Feed phosphate conditions greatly improved, with 20 percent higher realized prices due to tight supply/demand fundamentals.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Phosphate Results      31
•	Higher-margin industrial phosphate products represented 55 percent of phosphate gross margin at $54.3 million in 2005, compared to $47.7 million in 2004, when all other major product categories saw negative gross margins.
Sales and Cost of Goods Sold
The $83.1-million improvement in gross margin was largely attributable to the following sales and cost of goods sold components:
•	Price improvements were realized in all major product categories. In feed, we benefited from tighter North American supplies and higher North American prices as previously announced price increases were realized. Realized prices for solid fertilizers were up as demand in India and Pakistan increased during 2005. As well, industry curtailments and production cutbacks in the US during the latter part of 2005 (resulting from the continuing effects of Hurricanes Katrina and Rita and the closure of US Chem’s plant) led to reduced supply. Liquid phosphate fertilizers benefited from strong demand, resulting in higher realized prices. Price increases for liquid fertilizers in the Indian market were a major contributor to overall favorable offshore price realizations, but higher prices in the North American market were also achieved.
•	Sales volumes were relatively flat, though there was a marked change in product mix. Liquid fertilizer sales volumes were 32 percent higher as the benefit of the first full year of an MGA
Purified Acid Production (million tonnes P2O5 )

	Annual		Production
	Capacity	2005	2004	2003
Aurora NC	.251	.248	.246	.204

Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.
Phosphate Feed Production (million tonnes)

	Annual		Production		Employees
	Capacity	2005	2004	2003	(active)
Marseilles IL	.278	.127	.138	.151	24
White Springs FL (monocal)	.272	.190	.126	.060	23
Weeping Water NE	.209	.119	.122	.147	31
Joplin MO	.163	.080	.087	.088	26
Aurora NC (DFP)	.159	.115	.079	.050	31
Kinston NC1	—	—	—	.008	0
White Springs FL (DFP)[2]	.100	.044	.086	.059	0
Fosfatos do Brasil	.110	.076	.075	.051	93

TOTAL	1.291	.751	.713	.614	228

[1]	Ceased production February 19, 2003.

[2]	Ceased production July 31, 2005.
PotashCorp Phosphate Prices
Source: PotashCorp
Our average phosphate prices rose by 11 percent in 2005, with the highest increases — $42 per tonne or 20 percent — in feed. Prices for industrial phosphate products, which represent 55 percent of 2005 phosphate gross margin, rose $14 per tonne.
Rock and Acid Production

	Phosphate Rock (million tonnes)				Phosphoric Acid (million tonnes P2O5)
	Annual		Production		Annual		Production		Employees
	Capacity	2005	2004	2003	Capacity	2005	2004	2003	(active)
Aurora NC	6.000	4.417	3.964	3.078	1.202	1.048	1.018	.919	1,003
White Springs FL	3.600	3.186	2.745	2.686	.966 [1]	.865	.773	.777	874
Geismar LA	—	—	—	—	.202	.184	.171	.165	77

TOTAL	9.600	7.603	6.709	5.764	2.370	2.097	1.962	1.861	1,954

[1]	Elimination of a small phosphoric acid production circuit reduced capacity from 1.093 million tonnes P2O5 to 0.966 million tonnes.
Phosphate Production (million tonnes product)

	Aurora					White Springs					Geismar
	Annual		Production			Annual		Production			Annual		Production
	Capacity		2005	2004	2003	Capacity		2005	2004	2003	Capacity		2005	2004	2003
Liquids:
MGA[1]	1.835		1.697	1.687	1.522	1.908		.879	.858	.966	.337		.304	.282	.272
SPA	.676		.149	.224	.285	1.138		.719	.569	.748	.196		.059	.086	.091

Solids (total)	1.247	DAP	.495	.472	.377	.710	DAP	.477	.575	.625		DAP	—	—	—
		MAP	.413	.525	.469		MAP	.172	.091	—		MAP	—	—	—

		Total	.908	.997	.846			.649	.666	.625			—	—	—

[1]	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

32      POTASHCORP 2005 ANNUAL REPORT | MD&A | Expenses & Other Income
contract with India was realized. These volumes were partially offset by declines in solid fertilizer volumes as reduced demand in Brazil more than offset higher Pakistan and India purchases. The decline in solid fertilizer volumes positively impacted gross margin as the products for which sales declined were lower-margin products.

•	Cost of goods sold rose by $59.6 million. Although a 7-percent increase in phosphoric acid production levels allowed us to benefit from operating rate efficiencies, we experienced an unfavorable price variance of $52.6 million due to increases in chemical, reagent and energy costs, as well as higher fixed costs (primarily fringe benefits and accretion expense associated with asset retirement obligations). Additionally, raw material input costs for ammonia and sulfur increased by 10 percent and 3 percent, respectively. The cost and availability of both of these inputs were negatively impacted by the hurricanes.
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
While overall phosphate prices and volumes increased, product costs continued to be a challenge. Cost of goods sold increased by $8 per tonne. Average sulfur and ammonia input costs per tonne rose 4 percent and 31 percent, respectively, increasing cost of goods sold by a total of $29.4 million. In addition to these higher input costs, continuing start-up problems with our DFP plant at Aurora negatively impacted cost of goods sold by approximately $9.0 million.
EXPENSES AND OTHER INCOME

			Dollars (millions)				% Increase (Decrease)
	2005	% of Sales	2004	% of Sales	2003	% of Sales	2005	2004
Selling and administrative	$144.5	4	$130.6	4	$96.1	3	11	36
Provincial mining and other taxes	137.2	4	92.6	3	57.0	2	48	62
Foreign exchange loss	12.5	—	19.7	1	51.9	2	(37)	(62)
Other income	61.8	2	79.4	2	33.2	1	(22)	139
Other expenses	—	—	3.6	—	264.2	9	(100)	(99)
Interest expense	82.3	2	84.0	3	91.3	3	(2)	(8)
Income tax expense (recovery)	267.4	7	131.7	4	(20.6)	n/m	103	n/m

n/m = not meaningful
2005 VS 2004
Selling and administrative expenses increased $13.9 million over 2004, primarily as a result of the non-cash expense associated with performance stock options approved by the company’s shareholders and granted to employees in the second quarter of 2005. For those awards granted to employees eligible to retire before the vesting period, compensation cost is attributed over the period from the grant date to the date of retirement eligibility. The compensation cost attributable to the 2005 stock option grants for the year ended December 31, 2005 was $24.8 million and we expect compensation cost for the years ended December 31, 2006 and 2007 to approximate $5.1 million and $4.6 million, respectively. Total pre-tax stock option expense recorded in 2005 was $27.5 million, of which 81 percent pertained to selling and administrative expenses. This compared to $11.1 million in 2004, when 74 percent represented selling and administrative expenses. The remaining changes in selling and administrative expenses resulted largely from increased repair and maintenance activities, partially offset by reductions in other performance-based compensation due to movements in our share price.
Provincial mining and other taxes rose by $44.6 million, principally due to increased Saskatchewan Potash Production Tax and corporate capital tax. Saskatchewan’s Potash Production Tax is comprised of a base tax per tonne of potash sold and an

POTASHCORP 2005 ANNUAL REPORT | MD&A | Expenses & Other Income                      33
additional tax based on mine profits. The profits tax component rose significantly, driven by 38 percent higher realized potash prices year over year.
The year-end translation of Canadian dollar-denominated monetary items on the Consolidated Statement of Financial Position contributed to a net foreign exchange loss of $12.5 million in 2005. The impact of the change in the Canadian dollar relative to the US dollar was not as significant for the year ended December 31, 2005 as it was in 2004, when a foreign exchange loss of $19.7 million was recognized.
Other income declined $17.6 million over 2004 despite an increase of $21.2 million in our share of earnings from equity investments in SQM and APC. The primary reason for the decline was that other income in 2004 included a $34.4-million gain on the sale of approximately 9.8 million shares of SQM.
Weighted average long-term debt outstanding in 2005 was $1,266.3 million (2004 — $1,269.5 million) with a weighted average interest rate of 6.9 percent (2004 — 6.9 percent). The weighted average interest rate on short-term debt outstanding was 3.5 percent (2004 — 1.4 percent). Despite the higher average interest rates on short-term debt, interest expense decreased $1.7 million in 2005, largely due to the impact of higher average cash balances.
Our effective consolidated income tax rate for 2005 was approximately 33 percent of income before income taxes. This compares to a rate of approximately 33 percent in 2004 when adjusted to reflect the non-taxable gain on the sale of SQM shares and the provision for PCS Yumbes. Income tax expense increased substantially over 2004, driven by the marked rise in operating income. For the year, 85 percent of the effective rate pertained to current income taxes and 15 percent to future income taxes. The increase in the current portion of the current/future split from 80 percent in 2004 was principally due to the substantial rise in potash operating income in Canada.
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
The company experienced a net foreign exchange loss of $19.7 million in 2004 (2003 — $51.9 million loss). The decline in foreign exchange loss reflects the Canadian to US dollar exchange rate changes, year over year. The Canadian dollar closed the year $0.09 stronger than at December 31, 2003, which compares with an appreciation of $0.29 from December 31, 2002 to December 31, 2003. The net foreign exchange loss was also reduced in part by $8.0 million in gains realized from foreign currency forward contracts.
Other income rose by $46.2 million, chiefly as a result of: a $34.4-million gain on sale of approximately 9.8 million shares of SQM in December in order to comply with certain Chilean securities ownership thresholds; increases in our share of earnings of equity investees; and growth in dividends from our portfolio investments.
Interest expense decreased by $7.3 million, due to lower total debt balances outstanding, interest rate hedging activities and a substantial build-up of cash and cash equivalents. Weighted average long-term debt outstanding in the year was $1,269.5 million (2003 — $1,230.9 million) with a weighted average interest rate of 6.9 percent (2003 — 7.0 percent). The weighted average interest rate on short-term debt outstanding in the year was 1.4 percent (2003 — 1.4 percent).
IMPACT OF FOREIGN EXCHANGE
Because of the international nature of our operations, we incur costs and expenses in a number of foreign currencies other than the US dollar. The exchange rates covering such currencies have varied substantially over the last three years. The sharp decline in the US dollar has had a significant unfavorable impact on costs and expenses incurred in other currencies, which are translated into US dollars for financial reporting purposes. The economic impact was most pronounced in Canada, where our revenue is earned and received in US dollars, while the cost base for our potash operations is in Canadian dollars. This results in higher translated expenses without any offsetting increase in revenues.
The following table shows the impact on net income if the 2005 exchange rate had remained at the 2004 year-end rate of 1.2036, and the impact on 2004 net income had the rate remained at the 2003 year-end rate of 1.2924:

Impact on net income	2005	2004

Dollars (millions), except per-share amounts

Operating income increase before income taxes	$12.1	$26.3
Net income increase	8.1	17.5
Diluted net income per share increase	0.07	0.15

A general description of our hedging activities to help mitigate volatility is outlined on Page 44.

34      POTASHCORP 2005 ANNUAL REPORT | MD&A | Expenses & Other Income
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
STATUS OF 2003 RESTRUCTURING ACTIVITIES REPORTED IN OTHER EXPENSES
Nitrogen and Phosphate Plant Shutdowns
In 2003, we indefinitely shut down our Memphis, Tennessee plant and suspended production of certain products at Geismar, Louisiana due to high US natural gas costs and low product margins. We recorded $4.8 million in employee special termination costs, $101.6 million in long-lived asset impairment charges and $12.4 million in parts inventory writedowns. No significant payments remain to be made. Management expects to incur other shutdown-related costs of approximately $10.3 million should applicable facilities be dismantled, and nominal annual expenditures for site security and other maintenance costs. The other shutdown-related costs have not been recorded in the consolidated financial statements as of December 31, 2005.
The phosphate feed plant at Kinston, North Carolina ceased operations in 2003. In that year, the company recorded $0.6 million for costs of special termination benefits, $0.3 million for parts inventory writedowns and $4.0 million for long-lived asset impairment charges. The Kinston property was sold in 2004 for nominal proceeds.
No additional significant costs were incurred in 2005 or 2004 in connection with the nitrogen or phosphate plant shutdowns.
Provision for PCS Yumbes S.C.M.
In December 2004, we concluded the sale of 100 percent of our shares of PCS Yumbes to SQM. The total gain on the sale was $3.5 million, of which $2.6 million was recognized in 2004. During 2004, we also recorded an additional writedown of $6.2 million, relating primarily to certain mining machinery and equipment not transferred to SQM. The machinery and equipment were sold in 2005 for nominal proceeds.
In 2003, in connection with entering into the share purchase (and related) agreement with SQM, we recorded long-lived asset impairment charges of $77.4 million, non-parts inventory writedowns of $50.2 million, employee contractual termination benefit costs of $1.8 million and $11.1 million for early termination penalties relating to other contractual arrangements. No significant payments remain to be made.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Quarterly Data       35
QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE
(unaudited, in millions of US dollars except per-share amounts)

			2005					2004
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$921.4	$1,057.3	$938.0	$930.5	$3,847.2	$728.4	$833.7	$815.7	$866.6	$3,244.4
Less: Freight	67.2	67.4	59.9	55.2	249.7	58.1	68.9	51.2	60.5	238.7
Transportation & distribution	28.9	32.1	29.8	31.1	121.9	23.0	31.3	23.6	26.4	104.3
Cost of goods sold	566.8	613.0	568.8	602.0	2,350.6	523.3	562.8	551.5	582.4	2,220.0
Gross margin	258.5	344.8	279.5	242.2	1,125.0	124.0	170.7	189.4	197.3	681.4
Operating income	216.7	265.7	214.9	195.3	892.6	97.8	129.2	133.1	154.2	514.3
Net income	131.3	164.2	130.3	117.1	542.9	50.7	72.6	75.2	100.1	298.6
Net income per share — basic	1.18	1.50	1.20	1.11	5.00	0.48	0.68	0.69	0.91	2.77
Net income per share — diluted	1.15	1.46	1.17	1.09	4.89	0.47	0.67	0.68	0.88	2.70
Potash gross margin	176.2	223.3	167.6	140.3	707.4	66.7	121.4	120.8	113.9	422.8
Nitrogen gross margin	65.3	99.4	79.7	74.3	318.7	58.2	43.6	68.0	73.0	242.8
Phosphate gross margin	17.0	22.1	32.2	27.6	98.9	(0.9)	5.7	0.6	10.4	15.8

Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
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
The fourth quarter capped a record year for our company. The final three months of 2005 resulted in earnings of $117.1 million, or $1.09 per diluted share, making it the best fourth quarter we have ever had. Over the course of the year, we also set new standards for each one of our four quarters. Our total earnings of $542.9 million, or $4.89 per diluted share, were more than 80 percent higher than our earnings last year. Each of our three nutrients produced strong operating results.
The foundation for our annual performance came from aggressive potash purchasing by customers early in 2005. This was followed in the second half by a pullback in volumes from Brazil, our largest customer in 2004, and a lull in North American markets. That lull in potash demand continued into the first quarter of 2006, following an extended period of record-setting global growth.
Highlights of our 2005 fourth quarter include:
•	Our potash operations delivered gross margin of $140.3 million (2004 — $113.9 million) and raised our margin for the year for this nutrient to $707.4 million. This is more than the combined total margin for all three nutrients in 2004. Gross margin as a percentage of net sales rose to 58 percent from 50 percent quarter over quarter. Price was the largest contributor to the substantial increase in margins. Realized prices for potash were up 21 percent from last year’s fourth quarter, but down 5 percent from third-quarter 2005, as the fourth quarter included record volumes of lower-priced standard-grade tonnes sold to China under the old contract. We produced 2.4 million tonnes of potash in the fourth quarter, an increase of 18 percent quarter over quarter that raised our 2005 total to a record 8.8 million tonnes. We took six mine shutdown weeks in the fourth quarter in response to 32 percent lower sales volumes in North America, compared to the fourth quarter of 2004.
•	In nitrogen, gross margin of $74.3 million was 2 percent higher than last year’s fourth quarter, raising 2005 gross margin to $318.7 million, a 31-percent increase over our record 2004 margin of $242.8 million. As North America grew accustomed to sustained high natural gas prices, nitrogen producers in the US (including PotashCorp) curtailed production. This tightened supply and led to increased ammonia imports. It also raised ammonia prices by 27 percent quarter over quarter. We were able to capitalize on this by producing nitrogen under long-term, lower-cost gas contracts in Trinidad, a country well positioned to deliver to the US market. Trinidad represented 65 percent of our nitrogen production in 2005; it delivered 87 percent of the quarter’s gross margin in this nutrient.
•	Both the quarter and the year marked a resurgence for the phosphate nutrient. Overall, phosphate gross margin of $27.6 million for the quarter was up from $10.4 million in the same quarter last year. Feed phosphate was the largest contributor to the increase, as prices rose 3 percent over the third quarter and 25 percent quarter over quarter as supply/demand fundamentals tightened. In fertilizer, we benefited from tighter supply and better prices, although the gains were largely offset by higher costs for sulfur and ammonia.
•	Selling and administrative expenses declined $18.3 million from last year’s fourth quarter, reflecting reductions in accruals for our performance unit incentive plan, which was tied to our share price at year-end.
•	Although the strong Canadian dollar unfavorably impacted fourth-quarter results, the effect was smaller than in last year’s same quarter given the much sharper decline in the US dollar in that period.
•	Other income declined $39.0 million from last year’s fourth quarter, largely due to 2004’s results reflecting a $34.4-million gain on sale of certain shares of SQM.

36      POTASHCORP 2005 ANNUAL REPORT | MD&A | 2006 Outlook
2006 OUTLOOK
1 Economy: Continued strong global economic growth is projected for 2006. The International Monetary Fund forecasts the same 4.3-percent growth as in 2005, supported by a moderate rise in world and US interest rates. China’s yuan is expected to appreciate in value by more than 3 percent relative to the US dollar, and its economy to grow at 8-9 percent, supporting its rising fertilizer expenditures.
2 Agriculture: The 2006 outlook for agriculture is favorable. In many countries with rising population and strong GDP growth, people are more affluent and able to buy food of improved quality and quantity. The ballooning global demand for grain is expected to reduce the stocks-to-use ratio of wheat and coarse grains to the second-lowest level in more than 30 years, while rice stocks-to-use has fallen to its lowest in that period. To prevent further decline, farmers in key offshore growing areas need to adopt scientifically recommended nutrient application rates to increase crop production.
World Grain Stocks
Wheat and Coarse Grains
Source: USDA
3 Ocean Freight Rates: The 2005 decline in ocean freight rates is projected to continue in 2006, reflecting lower growth in world trade and increasing dry bulk fleet capacity. This decline should help cushion the impact of higher fertilizer prices in some jurisdictions. Older vessels are being scrapped at a moderate rate and capacity is expected to grow by 6.2 percent, reducing fleet utilization from 95 percent to below 93 percent. The high freight rate for ammonia vessels is expected to continue, due to strong demand for transporting ammonia.
Dry Bulk Vessel Supply and Demand
Source: Marsoft
4 Potash: Global demand is projected by industry consultants to increase by 2-3 percent in 2006. Continued growth in demand is projected for China and Southeast Asian countries. Brazil, PotashCorp’s largest offshore customer in 2004, is expected to return to the market with purchases somewhere between its record of 2004 and the reduced 2005 level. Brazil traditionally buys in the second or third quarter as it prepares for its spring season, so this will have a greater impact in the second half of the year.
In the US, deferred purchases in the second half of 2005 drew down field-level potash inventories. As a result, in calendar year 2006, US demand is expected to be similar to that of 2005. However, in the first quarter of 2006, North American shipments got off to a slow start as dealers stepped back to see if softness would lead to lower prices. Consistent with our strategy, we reduced our production to meet this lower demand. By mid-February, dealers were re-entering the market but, with greater inventories at the producer level and very little with dealers, there could be transportation bottlenecks to get product in place for the spring season. PotashCorp has an advantage in this scenario because of our extensive potash warehouse system in the US.
Potash Demand* Growth vs Capacity
Assumes All Capacity Announcements Completed

*  Producer sales
Source: Fertecon, PotashCorp
5 Natural Gas: February 7, 2006 futures markets forecast US gas prices in the $8-$11/MMBtu range throughout the year. More drilling rigs and higher liquid natural gas imports are not expected to keep pace with growth in demand. As a result, a high percentage of US ammonia production is expected to remain shuttered while prices rise and imports are high, benefiting our Trinidad plant which serves the US market.

POTASHCORP 2005 ANNUAL REPORT | MD&A | 2006 Outlook    37
   Approximately 78 percent of our 2006 gas needs are hedged, including our indexed gas contracts in Trinidad, as of February 27, 2006. Our total North American 10-year gas hedge position is currently valued at approximately $233 million, with the 2006 portion representing $77 million. We liquidated 40 percent of the 2006 position in the fourth quarter of 2005 for a $40-million gain, which will be recognized over the course of 2006 as the related inventory is sold.
NYMEX US Natural Gas Futures Prices
As at February 7, 2006
Source: NYMEX
6 Nitrogen: High gas prices are expected to keep much US nitrogen production shut down in 2006, maintaining tight supply/demand. New global capacity is forecast to come on stream in low-cost gas regions. This will increase pressure for permanent curtailments among producers in the US Gulf/Lower Mississippi area vulnerable to import competition or European producers whose gas costs have risen, tracking rising oil prices. In addition, gas supply reductions due to contract disputes and adverse weather have led to nitrogen curtailments and shutdowns in Ukraine, Russia, Romania and Eastern Europe.
Vulnerable US Ammonia Plants
11 Plants (Approximately 4.6 Million Tonnes)
Source: Fertecon, PotashCorp.
7 Phosphate: Phosphate fertilizers continue to enjoy some improvement as inventories are under control and demand is rising. Developments in India and China will be influential in 2006. India’s DAP producers have good potential to increase production, which could lower import needs. Chinese policy on new DAP production could also impact markets, encouraging production in excess of China’s domestic needs to enter the export market. However, the permanent shutdown in November 2005 of 1.2 million tonnes of export-oriented DAP/MAP production at US Chem in Florida could offset these events. As always, the Indian acid tender will set the tone for the year. However, it should help that phosphate rock exports from China, an important supplier, may be further limited. Like natural gas in ammonia production, rock costs have gone up. This should push up prices and improve our margins, given our low-cost rock position.
DAP Imports by Country
Source: Fertecon
8  Feed Phosphate Products: US feed phosphate consumption is expected to continue to decline slowly in 2006. Feed phosphate margins are expected to grow as fundamentals are tight due to consolidation, and prices are projected to increase by 20 percent.
9  Financial: Our income tax rate may continue at 33 percent; however, a recent Canadian appeals court decision in the case of a uranium producer could lead to a tax refund in 2006 that, while not assured, would have the effect of lowering our effective annual tax rate to 31 percent. The non-cash future tax rate is expected to increase to 25 percent from 15 percent in 2005, due to anticipated higher tax depreciation claims related to expenditures for the Allan and Lanigan potash projects. Provincial mining and other taxes are forecast to approximate 15 percent of total potash gross margin in 2006, down from 19 percent in 2005, again due to accelerated depreciation claims.
    In these conditions, and assuming a Canadian dollar exchange rate of 1.15, we anticipate a third consecutive record year, with earnings expected to increase by approximately 10 percent to 30 percent. That would provide 2006 earnings between $5.25 and $6.25 per share.

38       POTASHCORP 2005 ANNUAL REPORT | MD&A | Key Earnings Sensitivities/Financial Condition Review
KEY EARNINGS SENSITIVITIES
A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2006 earnings guidance of $5.25 to $6.25 per diluted share.

Effect
INPUT COST SENSITIVITIES		on EPS
NYMEX gas price increases by	Nitrogen	+ 0.13
$1/MMBtu	Potash	– 0.04
Sulfur changes by	Phosphate	± 0.06
$5/long ton

Canadian to US dollar changes by $0.01	Canadian operating expenses net of provincial taxes	± 0.02
	Translation gain/loss	± 0.03

Effect
PRICE AND VOLUME SENSITIVITIES		on EPS
Price	Potash changes by $5/tonne	± 0.19
	DAP/MAP changes by $5/tonne	± 0.05
Ammonia increases by $10/tonne
	• Nitrogen	+ 0.06
	• Phosphate	– 0.02
	Urea changes by $10/tonne	± 0.07

Volume	Potash changes by 100,000 tonnes	± 0.06
	Phosphate changes by 50,000 P2O5 tonnes	± 0.06
	Nitrogen changes by 50,000 N tonnes	± 0.06
The above sensitivities affect cash flow as well,except the translation gain/loss which is primarily non-cash.
INDICATORS TO WATCH IN 2006

FERTILIZER	FEED AND INDUSTRIAL
•   Weather and global acreage planted

•   US dollar exchange rates with global currencies

•   Global crop prices

•   Ocean freight rates

•   Prices for natural gas, ammonia and sulfur

•   US nitrogen curtailments

•   Brazil — weather, soybean prices, credit policy

•   China’s agricultural policy, corn exports,
    soybean imports

•   US progress on new Farm Bill 2007

•   Ethanol and biodiesel developments
• Health of US and world economies

•   Effect of livestock-based disease restrictions on world trade
    — Avian flu, BSE, F&MD

•   Potential tightening of restrictions on the use of meat and bone meal in animal feeds

•   Impact of residual grain from ethanol production on US
feed phosphate consumption
FINANCIAL CONDITION REVIEW
Total assets were $5,357.9 million at December 31, 2005, up $231.1 million or 5 percent over December 31, 2004. Total liabilities increased $484.2 million from December 31, 2004 to $3,225.4 million at December 31, 2005, and total shareholders’ equity decreased $253.1 million to $2,132.5 million.
The largest contributors to the change in assets during 2005 were fixed assets, other assets (primarily intercorporate investments), inventories, accounts receivable and cash. Total cash declined $365.0 million from December 31, 2004, primarily due to:
•	common share repurchases of $851.9 million;

•	additions to property plant and equipment of $382.7 million (including key expansion projects in all three nutrients);

•	dividend payments of $65.4 million; and

•	additional investments in APC and ICL of $18.6 million and $74.9 million, respectively, and an initial investment in Sinofert of $97.4 million.
The increase in long-term assets was offset in part by depreciation and amortization of $242.4 million. Inventories rose $125.7 million year over year as input costs increased and we began to rebuild inventory levels in anticipation of demand. Accounts receivable

POTASHCORP 2005 ANNUAL REPORT | MD&A | Liquidity & Capital Resources      39
increased $100.7 million over the prior year, largely due to record fourth-quarter potash shipments to offshore customers.
The increase in liabilities was largely attributable to an increase of $242.8 million in accounts payable, of which $145.2 million related to a rise in hedging margin deposits associated with substantially higher natural gas prices at December 31, 2005 compared to December 31, 2004. Short-term debt increased $158.7 million as a result of timing of cash flows and funds required for our share repurchase program. Current income and other taxes payable increased $95.8 million and future income taxes payable increased $43.9 million compared to December 31, 2004, due to substantially higher profits.
Retained earnings increased at December 31, 2005 compared to December 31, 2004, while share capital and contributed surplus balances declined. The $29.1-million decrease in share capital from December 31, 2004 to December 31, 2005 was the result of two offsetting factors: (1) common share repurchases of $125.1 million under our normal course issuer bid; and (2) the issuance of $96.0 million in common shares arising from stock option exercises and our dividend reinvestment plan. Our share repurchase program also had the effect of decreasing contributed surplus by $264.3 million and decreasing retained earnings by $462.5 million compared to December 31, 2004. Net earnings for 2005 of $542.9 million increased retained earnings while dividends declared of $65.0 million and the impact of the share repurchase program correspondingly reduced the balance, for a net increase in retained earnings of $15.4 million at December 31, 2005 compared to December 31, 2004.
LIQUIDITY AND CAPITAL RESOURCES
The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our balance sheet and meet our commitments and obligations in the most cost-effective manner possible.
CASH REQUIREMENTS
The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year, planned capital expenditures or potential share repurchases.
Long-Term Debt
Long-term debt consists of $1,250.0 million of notes payable that were issued under US shelf registration statements, a net of $5.9 million under a back-to-back loan arrangement (described in Note 12 to the consolidated financial statements) and other commitments of $2.9 million payable over the next five years. During 2005, $9.0 million of Industrial Revenue and Pollution Control Obligations were repaid. The notes payable represent 99 percent of our total long-term debt portfolio and are unsecured. Of the notes outstanding, $400.0 million bear interest at 7.125 percent and mature in 2007, $600.0 million bear interest at 7.750 percent and mature in 2011 and $250.0 million bear interest at 4.875 percent and mature in 2013. There are no sinking fund requirements. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0 million. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with all covenants as at December 31, 2005.
The estimated interest payments on long-term debt in the table below include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2005.
Contractual Obligations and Other Commitments Payments Due by Period — Dollars (millions)

	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt	$1,258.8	$1.2	$400.7	$0.6	$856.3
Estimated interest payments on long-term debt	392.7	87.7	132.6	118.2	54.2
Operating leases	560.6	80.3	137.6	113.7	229.0
Purchase obligations	943.7	122.4	223.7	191.1	406.5
Other commitments	43.0	13.6	16.8	12.6	—
Other long-term liabilities	849.9	45.9	81.1	70.2	652.7

Total	$4,048.7	$351.1	$992.5	$506.4	$2,198.7

40      POTASHCORP 2005 ANNUAL REPORT | MD&A | Liquidity & Capital Resources
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
Purchase Obligations
We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table on Page 39 are based on contract prices.
We have entered into long-term natural gas contracts with the National Gas Company of Trinidad, the latest of which expires in 2018. The contracts provide for prices that vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table on Page 39 are based on floor prices and minimum purchase quantities.
We also have long-term agreements for the purchase of phosphate rock used at our Geismar facility and limestone used in Brazil. The commitments included in the table on Page 39 are based on the expected purchase quantity and current net base prices.
Other Commitments
Other operating commitments consist principally of amounts relating to various rail freight contracts, the latest of which expires in 2010.
Other Long-Term Liabilities
Other long-term liabilities consist primarily of net accrued pension and post-retirement benefits, future income taxes, environmental costs and asset retirement obligations.
Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 39.
Capital Expenditures
We expect to incur capital expenditures of approximately $320 million for opportunity capital during 2006, and approximately $160 million to sustain operations at existing levels.
SOURCES AND USES OF CASH
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:
Dollars (millions)

				% Increase
				(Decrease)
	2005	2004	2003	2005	2004
Cash provided by operating activities	$865.1	$658.3	$385.5	31	71
Cash used in investing activities	$(555.3)	$(225.5)	$(361.7)	146	(38)
Cash (used in) provided by financing activities	$(674.8)	$21.4	$(43.6)	n/m	n/m

Net (decrease) increase in cash and cash equivalents	$(365.0)	$454.2	$(19.8)	n/m	n/m

n/m — not meaningful
Dollars (millions) except ratio amounts

				% Increase
	December 31	December 31	December 31	(Decrease)
	2005	2004	2003	2005	2004
Current assets	$1,110.8	$1,243.6	$733.9	(11)	69
Current liabilities	$(1,096.1)	$(703.7)	$(557.8)	56	26
Working capital	$14.7	$539.9	$176.1	(97)	207
Current ratio	1.01	1.77	1.32	(43)	34
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
Cash provided by operating activities increased in 2005 by 31 percent or $206.8 million. The favorable variance was mainly attributable to: (1) increases in gross margin in all three nutrients, largely driven by higher sales prices throughout 2005; (2) a $145.2-million increase in hedging margin deposits caused by rising natural gas prices; (3) $24.8 million of non-cash costs associated with our performance stock options approved by the company’s shareholders and granted to eligible employees in May 2005; and (4) increases in dividends received from our equity investees.
Cash used in investing activities rose $329.8 million. The most significant cash outlays included:
•	In June 2005, we acquired 1,000,000 additional shares in APC for $18.6 million and 21,000,000 additional shares in ICL for $74.9 million. As a result of these purchases, our ownership interest in APC increased from (approximately) 26 percent to 28 percent and our interest in ICL increased from (approximately) 9 percent to 10 percent.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Capital Structure & Management      41
•	In July 2005, we acquired a 10-percent interest in the ordinary shares of Sinofert for cash consideration of $97.4 million. Pursuant to a strategic investment agreement, we also held an option to acquire an additional 10-percent interest within three years of the acquisition. We exercised the option subsequent to year-end for $126.0 million, plus transaction costs. Sinofert, a vertically integrated fertilizer enterprise in the People’s Republic of China, is a subsidiary of Sinochem Corporation and is listed on The Hong Kong Stock Exchange.
•	We invested $382.7 million, or 10 percent of revenues (2004 — $220.5 million, or 7 percent of revenues), in capital projects, largely related to major expansion projects in all three nutrients. Approximately 43 percent of our consolidated capital expenditures related to the potash segment.
During the year, we received $5.2 million relating to the disposal of PCS Yumbes in 2004. We did not have any significant business dispositions in 2005.
Cash used in financing activities during 2005 increased by $696.2 million over last year. We repurchased a total of 9,500,000 common shares at a net cost of $851.9 million during 2005, all of which had been settled at December 31, 2005. No shares remain to be repurchased under the program. This spending was partially offset by a $158.7-million increase in short-term borrowings during the year, whereas in 2004 we used our cash generated from operations to reduce commercial paper balances by $82.7 million. We also received $67.3 million less proceeds from issuance of common shares in 2005, primarily due to fewer stock options being exercised compared to 2004.
We have historically paid quarterly dividends to shareholders at a rate of $0.125 per share on a post-split basis. In July 2004, we announced that our quarterly cash dividend payment would be increasing to $0.15 per share, commencing in November 2004. As a result, total dividend payments to shareholders in 2005 increased by $9.3 million compared to 2004.
We believe that internally generated cash flow, supplemented by borrowing from existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements in 2006, exclusive of any possible acquisitions, as was the case in 2005. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.
CAPITAL STRUCTURE AND MANAGEMENT
Capital Structure
Dollars (millions), except as noted

	December 31	December 31
	2005	2004
Short-term debt	$252.2	$93.5
Current portion of long-term debt	1.2	10.3
Long-term debt	1,257.6	1,258.6

Total debt	1,511.0	1,362.4
Shareholders’ equity	$2,132.5	$2,385.6

Total debt to capital	41%	36%

Fixed rate debt as a percentage of total indebtedness	83%	92%

Common shares outstanding	103,593,792	110,630,503
Stock options outstanding	5,081,756	6,400,730

Dividend payout ratio	12%	20%

Principal Debt Instruments
Dollars (millions) at December 31, 2005

	Total	Amount	Amount	Amount
	Amount	Outstanding	Committed	Available
Syndicated credit facility	$750.0	$—	$252.2	$497.8
Line of credit	75.0	—	18.7	56.3
Commercial paper	500.0	252.2	—	247.8
US shelf registration	2,000.0	1,250.0	—	750.0
We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and fixed rates on our long-term debt.
We have a $750.0-million syndicated credit facility, renewed in September 2005 for a five-year term, which provides for unsecured advances. The amount available to us is the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding. No funds were borrowed under the facility as of December 31, 2005. The line of credit is renewable annually and outstanding letters of credit and direct borrowings reduce the amount available. Both the line of credit and the syndicated credit facility have financial tests and other covenants with which we must comply at each quarter-end. Principal covenants under the credit facility and line of credit require a debt-to-capital ratio of less than or equal to 0.55:1, a long-term debt-to-EBITDA (defined in the respective agreements as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 million and debt of subsidiaries not to exceed $590.0 million. The syndicated credit facility and line of credit are also subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0 million. Non-compliance with any of the above covenants could result in accelerated payment of the

42      POTASHCORP 2005 ANNUAL REPORT | MD&A | Capital Structure & Management
related debt and amount due under the line of credit, and termination of the line of credit. We were in compliance with all covenants as at December 31, 2005.
The commercial paper market is a source of “same day” cash for the company, and we have a commercial paper program of up to $500.0 million. This program was increased to $750.0 million subsequent to year-end. Access to this source of short-term financing depends primarily on maintaining our R1 low credit rating by Dominion Bond Rating Service (DBRS) and conditions in the money markets. The interest rates we pay are partly based on the quality of our credit ratings, which are all investment grade. Our credit rating, as measured by Standard & Poor’s senior debt ratings, remained unchanged from December 31, 2004 at BBB+ with a stable outlook. Our credit rating as measured by Moody’s senior debt ratings was upgraded during 2005 from Baa2 with a positive outlook to Baa1 with a stable outlook.
We also have a US shelf registration statement under which we may issue up to an additional $750.0 million in unsecured debt securities.
For 2005, our weighted average cost of capital was 8.3 percent (2004 — 8.4 percent), of which 89 percent represented equity.
OUTSTANDING SHARE DATA
We had 103,593,792 common shares issued and outstanding at December 31, 2005, compared to 110,630,503 common shares issued and outstanding at December 31, 2004. The company repurchased 9,500,000 common shares during the year, while 2,463,289 common shares were issued pursuant to the exercise of stock options and our dividend reinvestment plan.
During the second quarter, the 2005 Performance Option Plan was approved by our shareholders. The new plan permits the grant to eligible employees of options to purchase common shares of the company at an exercise price based on the market value of the shares on the date of grant. The key design difference between the 2005 Performance Option Plan and the company’s other stock option plans is the performance-based vesting feature. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.
At December 31, 2005, there were 5,081,756 options to purchase common shares outstanding under the company’s three stock option plans, as compared to 6,400,730 at December 31, 2004.
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
We have guaranteed various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) for certain subsidiaries. We would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2005, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $236.8 million, representing the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At December 31, 2005, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and we had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9 million and cash margins held of approximately $173.7 million to maintain derivatives.
We have guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and Geismar, in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance requirements designed to ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks in the state. The new requirements became effective in July 2005 and include financial strength tests that are more stringent than under previous law and a requirement that gypsum stack closure cost estimates include the cost of treating process water. The company has met its financial assurance responsibilities as of December 31, 2005. Costs associated with the retirement of long-lived tangible assets are included in the accrued costs reflected in Note 15 to our consolidated financial statements to the extent that a legal liability to retire such assets exists.
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and

POTASHCORP 2005 ANNUAL REPORT | MD&A | Market Risks Associated with Financial Instruments      43
reclamation (D&R) plans. In 2001, agreement was reached with the provincial government on the financial assurances for the D&R plan to cover an interim period to July 1, 2005. In October 2004, this interim period was extended to July 1, 2006. A government/industry task force has been established to assess decommissioning options for all Saskatchewan potash producers and to produce mutually acceptable revisions to the plan schedules. We have posted an irrevocable Cdn $2.0 million letter of credit as collateral.
Derivative Instruments
We use derivative financial instruments to manage exposure to commodity price, interest rate and foreign exchange rate fluctuations. We may choose to enter into certain derivative transactions that may not qualify for hedge accounting treatment under Canadian GAAP, but nonetheless economically hedge certain of our business strategies. These economic hedges are recorded at fair value on our Consolidated Statements of Financial Position and marked-to-market each reporting period. However, we consider any derivative transactions that are specifically designated (and qualify) for hedge accounting under Canadian GAAP to be off-balance sheet items since they are not recorded at fair value.
We employ derivative instruments to hedge the future cost of committed and anticipated natural gas purchases, primarily for our US nitrogen plants. By policy, the maximum period for these hedges cannot exceed five years. Exceptions to policy may be made with the specific approval of our Gas Policy Advisory Committee. The fair value of our gas hedging contracts at December 31, 2005 was $277.1 million (2004 — $66.5 million).
We may use interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. In 2005, the company terminated our interest rate swap contracts that effectively converted a notional amount of $225.0 million (2004 — $300.0 million) of fixed rate debt (due 2011) into floating rate debt for cash proceeds of $1.8 million (2004 — $3.0 million) and a gain of $1.6 million (2004 — $0.8 million). Hedge accounting on all terminated interest rate swap contracts was discontinued prospectively. The associated gains are being amortized over the remaining term of the related debt as a reduction to interest expense. No interest rate swap contracts were outstanding as at December 31, 2005 or 2004.
Note 28 to our consolidated financial statements provides more detail on our accounting for and types of derivatives.
Long-Term Fixed Price Contracts
Certain of our long-term raw materials agreements contain fixed price components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 39.
MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS
Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. The following discussion provides additional detail regarding our exposure to the risks of changing commodity prices, interest rates and foreign exchange rates. A discussion of enterprise-wide risk management can be found on Pages 20 to 22.
COMMODITY RISK
Our natural gas purchase strategy is based on diversification of price for our total gas requirements (which represents the forecast consumption of natural gas volumes by our manufacturing and mining facilities). The objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk.
Our US nitrogen results are significantly affected by the price of natural gas. As discussed above, we employ derivative commodity instruments related to a portion of our natural gas requirements (primarily futures, swaps and options) for the purpose of managing our exposure to commodity price risk in the purchase of natural gas, not for speculative or trading purposes. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas.
A sensitivity analysis has been prepared to estimate our market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10-percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2005, our estimated derivative commodity instruments’ market risk exposure was $60.7 million (2004 — $46.2 million) based on our gas hedging contracts fair-valued at $277.1 million (2004 — $66.5 million). Actual results may differ from this estimate. Changes in the fair value of such derivative instruments, with maturities in 2006 through 2015, will generally relate to changes in the spot price of natural gas purchases.
INTEREST RATE RISK
We address interest rate risk by using a diversified portfolio of fixed and floating rate instruments. This exposure is also managed by aligning current and long-term assets with demand and fixed-term debt and by monitoring the effects of market changes in interest rates.

44      POTASHCORP 2005 ANNUAL REPORT | MD&A | Related Party Transactions/Critical Accounting Estimates
As at December 31, 2005, our short-term debt (comprised of commercial paper) was $252.2 million, our current portion of long-term debt was $1.2 million and our long-term portion was $1,257.6 million. Long-term debt is comprised primarily of $1,250.0 million of notes payable that were issued under our US shelf registration statements. At December 31, 2005 and 2004, we had no interest rate swap agreements outstanding. Since most of our outstanding borrowings have fixed interest rates, the primary market risk exposure is to changes in fair value. It is estimated that, all else constant, a hypothetical 10-percent change in interest rates would not materially impact our results of operations or financial position. If interest rates changed significantly, management would likely take actions to manage our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.
FOREIGN EXCHANGE RISK
We also enter into foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to Canadian dollar operating and capital expenditures. These contracts are not designated as hedging instruments for accounting purposes. Gains or losses resulting from foreign exchange contracts are recognized in earnings in the period in which changes in fair value occur.
As at December 31, 2005, we had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $43.0 million (2004 — $54.1 million) at an average exchange rate of 1.1852 (2004 — 1.2306). We also had small forward contracts outstanding as at December 31, 2005 to reduce exposure to the euro. Maturity dates for all forward contracts are within 2006 and 2007.
RELATED PARTY TRANSACTIONS
The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex. Sales for the year ended December 31, 2005 were $577.1 million (2004 — $421.9 million; 2003 — $260.6 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.
Potash purchases from SQM were $NIL (2004 — $7.0 million; 2003 — $13.1 million). Potassium nitrate sales to SQM were $NIL (2004 — $25.1 million; 2003 — $25.8 million). All transactions with SQM were settled on normal trade terms at negotiated prices that approximated market value.
CRITICAL ACCOUNTING ESTIMATES
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 33 to the consolidated financial statements.
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
The following section discusses the critical accounting estimates and assumptions that management has made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our financial statements.
VARIABLE INTEREST ENTITIES
In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (VIE) accounting guidance described in the following section. Management needs to exercise significant judgment to determine if VIE relationships are required to be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules and determining our variable interests in the VIE. We use a variety of complex estimation processes involving both qualitative and quantitative factors that may involve the use of a number of assumptions about the business environment in which an entity operates to determine whether such entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Our interests are then compared to those of the unrelated outside parties to identify the party that is the primary beneficiary, and thus should consolidate the entity. In addition, there is a significant amount of judgment exercised in interpreting the provisions of the accounting guidance and applying them to our specific transactions.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Critical Accounting Estimates      45
PENSION AND OTHER POST-RETIREMENT COSTS
We sponsor plans that provide pensions and other retirement benefits for most of our employees. We believe the accounting estimates related to our employee benefit plan costs are critical accounting estimates because: (1) the amounts are based on complex actuarial calculations using several assumptions; and (2) given the magnitude of our estimated costs, differences in actual results or changes in assumptions could materially affect our consolidated financial statements.
Due to the long-term nature of these plans, the calculation of expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by our actuaries. The discount rate reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. We determine the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The expected rate of return on plan assets assumption is based on expected returns for the various asset classes. Other assumptions are based on actual experience and our best estimates. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We have included a table in Note 14 to the consolidated financial statements that quantifies the impact of these differences in each of the last three years. These differences relate primarily to: (1) actual versus expected return on plan assets; (2) actual actuarial gains/losses incurred on the benefit obligation versus those expected and recognized in the consolidated financial statements; and (3) actual past service costs incurred as a result of plan amendments versus those expected and recognized in the consolidated financial statements.
The following table provides the sensitivity of benefit obligations and expense for our major plans to changes in the discount rate, expected long-term return on plan assets, rate of compensation increase and medical trend rate assumptions. A lower discount rate results in a higher benefit obligation and a lower funded status. Similarly, poor fund performance results in a lower fair value of plan assets and a lower funded status. In either situation, we may have to increase cash contributions to the benefit plans. The sensitivity analysis should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear. For further details on our annual expense and obligation, see Note 14 to the consolidated financial statements.
Impact of a 0.5% Change in Key Assumptions
Dollars (millions)

	Pension Plans		Other Plans
	Obligation	Expense	Obligation	Expense
Discount rate
Decrease in assumption	$40.6	$4.1	$17.5	$1.3
Increase in assumption	(36.9)	(3.8)	(15.7)	(1.6)
Expected long-term rate of return
Decrease in assumption	n/a	2.3	n/a	n/a
Increase in assumption	n/a	(2.3)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(8.5)	(1.8)	n/a	n/a
Increase in assumption	8.7	1.8	n/a	n/a
Medical trend rate
Decrease in assumption	n/a	n/a	(15.7)	(3.1)
Increase in assumption	n/a	n/a	16.2	2.2

n/a — not applicable
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
We believe the accounting estimates related to asset retirement obligations and other environmental costs are critical accounting estimates because: (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; and (3) given the magnitude of our estimated costs, changes in any or all of these estimates could have a material impact on our consolidated financial statements.
Accruals for asset retirement obligations and other environmental matters totalled $109.6 million at December 31, 2005 (2004 — $100.7 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.
INCOME TAXES
We operate in a specialized industry and in several tax jurisdictions. As such, our income is subject to various rates of taxation. The breadth of the company’s operations and the global complexity of tax regulations require assessments of uncertainties

46      POTASHCORP 2005 ANNUAL REPORT | MD&A | Critical Accounting Estimates
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
ASSET IMPAIRMENT
We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. During 2003, we indefinitely shut down certain nitrogen operations, ceased operations at a phosphate feed plant and entered into an agreement to sell our shares of PCS Yumbes. In connection with these activities, we recognized various material impairment charges, as more fully described in Note 23 to the consolidated financial statements. As at December 31, 2005, we determined that there were no other triggering events requiring additional impairment analysis.
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units is determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, present value of future cash flows and discount rates. In each of the last two years we tested goodwill for impairment, and in each year we determined that, based on our assumptions, the fair value of our reporting units exceeded their carrying amounts and therefore we did not recognize impairment.
Long-term investments that are carried at cost or accounted for using the equity method are also reviewed to determine whether fair value is below carrying value. An investment is considered impaired if any such decline is considered other than temporary. Factors and judgments we consider in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. For actively traded securities, we typically consider quoted market value to be fair value. For thinly traded securities where market quotes are either not available or not representative of fair value, we use estimation techniques such as market or income valuation approaches to determine fair value.
We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset amounts we have reported. Although we believe our estimates are reasonable and consistent with current conditions, internal planning and expected future operations, such estimates are subject to significant uncertainties and judgments. As a result, it is reasonably possible that the amounts reported for asset impairments could be different if we were to use different assumptions or if market and other conditions were to change. The changes could result in non-cash charges that could materially affect our consolidated financial statements.
STOCK-BASED COMPENSATION
We account for stock-based compensation in accordance with the fair value recognition provisions of Canadian GAAP. As such, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock and expected dividends. In addition, judgment is required to estimate the number of stock-based awards that are expected to be forfeited.
For those awards with performance conditions that determine the number of options to which our employees will be entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

POTASHCORP 2005 ANNUAL REPORT | MD&A | Recent Accounting Changes      47
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
As discussed on Page 46, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We believe it is unlikely that revisions to our estimates of reserves would give rise to an impairment of our assets because of their significant size in relation to our asset-carrying values.
RECENT ACCOUNTING CHANGES
2005
Effective January 1, 2005, we changed certain of our accounting policies in response to a new Canadian accounting standard which provided direction for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, defined as variable interest entities (VIEs). The adoption of this guideline did not have a material impact on the company’s consolidated financial statements. For further information, see Note 3 to our consolidated financial statements.
2006
In November 2004, the US accounting standards for inventory were amended, requiring abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current period charges. The guidance is effective for our 2006 fiscal year and we are currently assessing the potential impact, if any, on our consolidated financial statements.
In December 2004, US accounting requirements relating to share-based payments were revised. In 2005, the Financial Accounting Standards Board (“FASB”) released several related Staff Positions (“FSPs”) to help clarify and interpret this new guidance. With limited exceptions, compensation cost will now be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. We previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2003. The new standard is effective for us in the first quarter of 2006. We are currently assessing the potential impact of adoption on our financial position and results of operations, but do not expect it to be material.
In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new guidance relating to comprehensive income, equity, financial instruments and hedges. Under the new standards: a new location for recognizing certain gains and losses — other comprehensive income — has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner; existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company’s balance sheet and measured (in most cases) at fair value. The guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.
In March 2005, the US accounting standards for accounting for stripping costs incurred during production in the mining industry were approved. Effective for 2006, stripping costs incurred during production are variable inventory costs that are to be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. The Canadian standard setters have reached a tentative conclusion on the accounting for stripping costs that differs from the US standards. They have suggested that the activity of removing overburden and other mine waste minerals in the production phase can represent either a component of inventory or a betterment to the mineral property, depending on the benefit received by the entity. We are monitoring the developments and will determine the potential impact, if any, on our consolidated financial statements if and when final Canadian guidance is released.
In October 2005, the CICA issued guidance to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. This guidance is very similar to rules issued in the US earlier in the year. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the

48      POTASHCORP 2005 ANNUAL REPORT | MD&A | Forward-Looking Statements
entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This guidance will be effective for us in the first quarter of 2006. Implementation is not expected to have a material impact on our consolidated financial statements.
In November 2005, the CICA issued guidance to clarify the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under this guidance, which is similar to that issued in the US earlier in the year, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance is effective for our second quarter in 2006 and is to be applied retroactively, with restatement of prior periods. Implementation is not expected to have a material impact on our consolidated financial statements.
For further information relating to the impact of the release of recent accounting pronouncements in Canada and the US on our consolidated financial statements, see Notes 2 and 33 to our consolidated financial statements.
FORWARD-LOOKING STATEMENTS
Certain statements in this 2005 Annual Report (which consists of the Business Review and the Financial Review), including those in the “Outlook” section of Management’s Discussion & Analysis of Financial Condition and Results of Operations relating to the period after December 31, 2005, are forward-looking statements subject to risks and uncertainties. Statements containing words such as “could”, “expect”, “may”, “anticipate”, “believe”, “intend”, “estimate”, “plan” and similar expressions constitute forward-looking statements. These statements are based on certain factors and assumptions including foreign exchange rates, expected growth, results of operations, performance and business prospects and opportunities. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, natural gas, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions; and government policy changes. Additional risks and uncertainties can be found in filings with the U.S. Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this 2005 Annual Report (which consists of the Business Review and the Financial Review), and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Should subsequent events show that the forward-looking statements released herein may be materially off-target, the company will evaluate whether to issue, and, if appropriate following such review, issue a news release updating guidance or explaining reasons for the difference.

POTASHCORP 2005 ANNUAL REPORT | MD&A | 11 Year Report       49
11 YEAR REPORT
FINANCIAL DATA (in millions of US dollars except share and per-share amounts)

	2005	2004	2003	2002	2001	2000	1999	1998	1997[2]	1996	1995[1]
Sales
Potash	1,341.1	1,056.1	758.7	669.0	655.2	710.3	688.6	663.3	644.0	521.1	530.2
Nitrogen	1,368.8	1,210.4	1,156.4	841.4	993.5	964.5	744.7	844.2	939.3	111.3	23.8
Phosphate	1,137.3	977.9	883.9	714.0	732.1	868.1	922.3	1,099.5	1,036.7	972.5	448.8
Total sales	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0	1,604.9	1,002.8
5-year CAGR[4]	10.1%
10-year CAGR[4]	9.1%

Gross margin
Potash	707.4	422.8	203.7	218.0	248.1	307.4	304.2	319.2	261.4	193.0	217.9
Nitrogen	318.7	242.8	193.2	47.4	94.7	104.7	(21.4)	64.8	133.0	2.1	2.3
Phosphate	98.9	15.8	(16.5)	41.9	64.5	76.8	130.5	230.1	196.6	196.2	87.1
Total gross margin	1,125.0	681.4	380.4	307.3	407.3	488.9	413.3	614.1	591.0	391.3	307.3
5-year CAGR[4]	22.5%
10-year CAGR[4]	11.1%

Depreciation and amortization
Potash	64.5	66.4	52.4	46.3	34.1	40.9	37.2	36.2	39.6	38.5	42.1
Nitrogen	72.2	79.7	86.4	88.0	72.8	66.1	83.5	86.7	69.0	—	—
Phosphate	95.4	84.4	78.9	76.8	72.0	68.1	61.8	59.1	55.1	51.6	28.9
Other	10.3	9.5	9.7	8.0	6.8	11.9	8.6	8.9	6.3	—	—
Total depreciation and amortization	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0

Operating income (loss)	892.6	514.3	(55.6)	166.9	269.7	326.8	(353.0)	442.3	442.0	297.4	219.6
Net income (loss)*[3]	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5
5-year CAGR[4]	35.0%
10-year CAGR[4]	10.0%
Net income (loss) per share — basic	5.00	2.77	(1.21)	0.52	1.17	1.89	(3.80)	2.41	2.84	2.29	1.84
Net income (loss) per share — diluted	4.89	2.70	(1.21)	0.51	1.16	1.88	(3.80)	2.39	2.81	2.27	1.82
Dividends per share	0.60	0.55	0.50	0.50	0.50	0.50	0.50	0.48	0.52	0.53	0.53
Cash provided by operating activities	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5
Working capital	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1
Total assets	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8
Long-term debt	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5
Shareholders’ equity	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9
Shares outstanding at the end of the year (thousands)	103,594	110,631	106,224	104,156	103,904	103,682	107,388	108,488	107,792	91,164	90,880
OPERATING DATA (thousands)

	2005	2004	2003	2002	2001	2000	1999	1998	1997[2]	1996	1995[1]
Employees at year-end (actual #)	4,879	4,906	4,904	5,199	4,997	5,338	5,498	5,744	5,751	4,490	4,579
Potash production (KCl) tonnage	8,816	7,914	7,094	6,447	6,128	7,149	6,388	6,995	6,483	5,782	6,071
Nitrogen production (N) tonnage	2,600	2,558	2,619	2,990	3,032	2,706	3,138	3,121	2,349	—	—
Phosphate production (P2O5) tonnage	2,097	1,962	1,861	1,512	1,573	2,042	2,124	2,363	2,282	2,096	1,008
Potash sales — KCl tonnes	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640	5,612	5,848
Nitrogen sales — product tonnes	5,220	5,350	6,080	6,391	6,381	6,760	6,705	6,596	5,851	535	115
Phosphate sales — product tonnes	3,971	3,793	3,647	2,863	3,045	3,893	4,016	4,627	4,434	4,305	2,206

[1]	Data for 1995 and thereafter reflect the acquisition of Texasgulf Inc. on April 10, 1995 and the acquisition of White Springs Agricultural Chemicals, Inc. on October 31, 1995.

[2]	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

[3]	There were no extraordinary items or discontinued operations in any of the accounting periods.

[4]	Compound annual growth rate expressed as a percentage.
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those applicable in the United States. (See Note 33 to the company’s consolidated financial statements.) Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
Additional Information
*	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments and Moab Inc. are included (as applicable) in the data for 2004, 2003, 2000 and 1999 in the amounts of $(30.8) million, $203.2 million, $1.5 million and $547.1 million, respectively.

50       POTASHCORP 2005 ANNUAL REPORT | FINANCIAL PERFORMANCE INDICATORS
FINANCIAL PERFORMANCE INDICATORS
(in millions of US dollars except share, per-share and tonnage amounts)
SUMMARY

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income (loss)[1]	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5
Net income (loss) per diluted share	4.89	2.70	(1.21)	0.51	1.16	1.88	(3.80)	2.39	2.81	2.27	1.82
EBITDA[2]	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0	387.5	290.6
Cash flow prior to working capital changes[3]	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2	489.3	321.7	242.1
Cash provided by operating activities	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5
Return on assets	10.1%	5.8%	(2.8%)	1.1%	2.6%	4.8%	(10.5%)	5.8%	6.7%	8.4%	6.2%
Cash flow return[4]	16.1%	12.3%	2.6%	6.7%	8.1%	10.9%	(3.5%)	12.6%	12.8%	12.5%	13.7%
Weighted average cost of capital	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%	8.8%	9.7%	8.5%
Total shareholder return	(2.7%)	93.4%	37.5%	5.2%	(20.4%)	64.6%	(23.0%)	(21.9%)	(1.1%)	21.4%	111.6%
Total debt to capital	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.9%	41.5%
Net debt to capital[5]	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%
RECONCILIATIONS AND CALCULATIONS

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income (loss)[1]	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5
Income taxes	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7	22.9
Interest expense	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7	37.2
Depreciation and amortization	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0

EBITDA[2]	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0	387.5	290.6
5-year CAGR[7]	20.0%
10-year CAGR[7]	11.3%

Cash flow prior to working capital changes[3]	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2	489.3	321.7	242.1

Accounts receivable	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)	33.8	48.8	23.5	(7.4)	(48.8)
Inventories	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)	19.9	2.5	9.3
Prepaid expenses and other current assets	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)	3.2	(16.6)	3.7	(1.9)	2.5
Accounts payable and accrued charges	238.1	188.7	33.3	60.4	(266.2)	158.0	3.1	(2.5)	(68.6)	(18.7)	28.4

Changes in non-cash operating working capital	4.8	120.0	17.0	27.2	(270.1)	75.3	24.0	21.8	(21.5)	(25.5)	(8.6)

Cash provided by operating activities	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2	233.5

Net income (loss)	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5
Total assets	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8

Return on assets	10.1%	5.8%	(2.8%)	1.1%	2.6%	4.8%	(10.5%)	5.8%	6.7%	8.4%	6.2%

Net income (loss)	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0	159.5
Income taxes	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7	22.9
Interest expense	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7	37.2
Cash taxes paid	(141.6)	(33.5)	(22.8)	(4.4)	(41.5)	(13.4)	(5.8)	(19.2)	(41.3)	(32.9)	(6.2)
Depreciation and amortization	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1	71.0

Cash flow[4]	993.4	720.8	149.0	381.6	413.9	500.4	(167.7)	614.0	570.7	354.6	284.4

Total assets	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4	2,581.8
Cash and cash equivalents	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—	(40.5)
Accumulated depreciation of property, plant and equipment	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8	951.0	812.4	662.0	528.7	454.1
Accumulated amortization of other assets and intangible assets	66.4	65.1	70.1	59.1	42.0	38.0	42.0	49.2	17.7	11.8	9.8
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	4.3	1.4	27.4	12.7	0.4	—
Accounts payable and accrued charges	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)	(348.1)	(180.0)	(199.2)

Adjusted assets	6,422.7	5,895.3	5,835.9	5,835.2	5,604.2	4,673.9	4,518.1	5,005.6	4,763.1	2,855.3	2,806.0

Average adjusted assets	6,159.0	5,865.6	5,835.6	5,719.7	5,139.1	4,596.0	4,761.9	4,884.4	4,447.0	2,830.7	2,075.9

Cash flow return[4]	16.1%	12.3%	2.6%	6.7%	8.1%	10.9%	(3.5%)	12.6%	12.8%	12.5%	13.7%

POTASHCORP 2005 ANNUAL REPORT | FINANCIAL PERFORMANCE INDICATORS       51
FINANCIAL PERFORMANCE INDICATORS
(in millions of US dollars except share, per-share and tonnage amounts)
RECONCILIATIONS AND CALCULATIONS (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Weighted average cost of capital	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%	8.8%	9.7%	8.5%

End of year closing price (dollars)	80.22	83.06	43.24	31.80	30.69	39.16	24.10	31.94	41.50	42.50	35.44
Beginning of year opening price (dollars)	83.06	43.24	31.80	30.69	39.16	24.10	31.94	41.50	42.50	35.44	17.00

Change in share price (dollars)	(2.84)	39.82	11.44	1.11	(8.47)	15.06	(7.84)	(9.56)	(1.00)	7.06	18.44

Dividends per share (dollars)	0.60	0.55	0.50	0.50	0.50	0.50	0.50	0.48	0.52	0.53	0.53

Total shareholder return	(2.7%)	93.4%	37.5%	5.2%	(20.4%)	64.6%	(23.0%)	(21.9%)	(1.1%)	21.4%	111.6%

Short-term debt	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3	—
Current portion of long-term debt	1.2	10.3	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8	165.9
Long-term debt	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0	714.5

Total debt	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2	918.9	1,028.6	1,234.6	628.1	880.4
Cash and cash equivalents	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—	(40.5)

Net debt[5]	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2	874.9	960.6	1,225.8	628.1	839.9

Shareholders’ equity	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5	1,241.9

Total debt to capital	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.9%	41.5%

Net debt to capital[5]	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%	40.3%

Current assets	1,110.8	1,243.6	733.9	832.0	819.6	871.7	726.2	774.2	734.5	467.0	501.1
Current liabilities	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)	(831.0)	(445.0)	(452.8)	(188.2)	(365.0)

Working capital	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8	136.1
Cash and cash equivalents	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—	(40.5)
Short-term debt	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3	—
Current portion of long-term debt	1.2	10.3	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8	165.9

Non-cash operating working capital	174.2	184.8	348.9	460.5	502.9	245.8	333.1	356.5	377.5	286.9	261.5

Sales	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0	1,604.9	1,002.8
Freight	249.7	238.7	234.5	215.2	216.7	222.1	212.5	216.5	226.6	144.6	92.8
Transportation and distribution	121.9	104.3	98.7	80.5	83.3	83.1	77.0	77.9	61.7	49.1	53.5

Net sales[6]	3,475.6	2,901.4	2,465.8	1,928.7	2,080.8	2,237.7	2,066.1	2,312.6	2,331.7	1,411.2	856.5

Potash net sales
North American	495.6	347.5	230.6	215.3	232.1	237.8	237.4	227.6	210.2	157.6	146.1
Offshore	668.3	504.6	336.2	300.7	293.4	340.9	325.9	317.9	294.0	245.6	274.9
Miscellaneous	13.0	42.7	52.3	28.5	6.3	3.4	2.3	2.9	3.8	2.3	0.4

Total	1,176.9	894.8	619.1	544.5	531.8	582.1	565.6	548.4	508.0	405.5	421.4

Potash sales (thousands KCl tonnes)
North American	3,144	3,246	2,870	2,780	2,894	2,939	2,871	2,702	3,017	2,589	2,273
Offshore	5,020	5,030	4,213	3,547	3,349	3,973	3,603	3,581	3,623	3,023	3,575

Total	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640	5,612	5,848

Weighted average shares outstanding
Basic (thousands)	108,568	107,967	104,460	104,042	103,758	104,820	108,460	108,354	104,550	91,074	86,704

Diluted (thousands)	111,078	110,739	104,460	104,632	104,372	105,406	108,460	109,003	105,642	92,119	87,729

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
See footnotes on Page 52.

52 POTASHCORP 2005 ANNUAL REPORT | FINANCIAL PERFORMANCE INDICATORS
FINANCIAL PERFORMANCE INDICATORS
(in millions of US dollars except share, per-share and tonnage amounts)
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
1	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments and Moab Inc. are included (as applicable) in the data for 2004, 2003, 2000 and 1999 in the amounts of $(30.8) million, $203.2 million, $1.5 million and $547.1 million, respectively.

2	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the non-cash effects of asset impairment, plant shutdown, plant closure and office consolidation charges, nor the gain on sale of long-term investments or Moab Inc. The non-cash effects of these items applicable to 2004, 2003, 2000 and 1999 were $(30.8) million, $245.9 million, $(5.6) million and $563.7 million, respectively. Considering the effects of these non-cash items, adjusted EBITDA for 2004, 2003, 2000 and 1999 would have been $723.5 million, $417.7 million, $508.2 million and $401.8 million, respectively.

3	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in non-cash operating working capital. PotashCorp uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

4	PotashCorp uses cash flow and cash flow return as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are one of the best predictors of shareholder value. As such, management believes this information to be useful to investors.

5	Management believes that net debt and net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

6	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to Canadian GAAP, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. Net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-GAAP financial measure.

7	Compound annual growth rate expressed as a percentage.
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
Return on assets = net income or loss / total assets
Market value of total capital = market value of total debt – cash and cash equivalents + market value of equity
Weighted average cost of capital = simple quarterly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)
Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

POTASHCORP 2005 ANNUAL REPORT | MANAGEMENT’S RESPONSIBILITY       53
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
Our independent auditors, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2005 included on Page 54.
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
In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of the independent auditors.
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
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, as reflected in their report for 2005 included on Page 55.

W. Doyle	W. Brownlee
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

February 14, 2006

54       POTASHCORP 2005 ANNUAL REPORT | AUDITORS’ REPORTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.
We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. (the Company) as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Saskatoon, Saskatchewan, Canada
February 14, 2006, except for Note 34 which is as of February 24, 2006.
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the consolidated financial statements or changes that have been implemented in the financial statements, such as the changes described in Note 3 and Note 27 to Potash Corporation of Saskatchewan Inc.’s consolidated financial statements. Our report to the shareholders dated February 14, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.
Independent Registered Chartered Accountants
Saskatoon, Saskatchewan, Canada
February 14, 2006, except for Note 34 which is as of February 24, 2006.

POTASHCORP 2005 ANNUAL REPORT | AUDITORS’ REPORTS       55
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE SHAREHOLDERS OF POTASH CORPORATION OF SASKATCHEWAN INC.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Potash Corporation of Saskatchewan Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Potash Corporation of Saskatchewan Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Potash Corporation of Saskatchewan Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Potash Corporation of Saskatchewan Inc. as at and for the year ended December 31, 2005 and our report dated February 14, 2006, except for Note 34 which is as of February 24, 2006, expressed an unqualified opinion on these financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.
Independent Registered Chartered Accountants
Saskatoon, Saskatchewan, Canada
February 14, 2006

56       POTASHCORP 2005 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at December 31	in millions of US dollars except share amounts

	2005	2004

Assets
Current assets
Cash and cash equivalents	$93.9	$458.9
Accounts receivable(Note 5)	453.3	352.6
Inventories(Note 6)	522.5	396.8
Prepaid expenses and other current assets	41.1	35.3

	1,110.8	1,243.6
Property, plant and equipment(Note 7)	3,262.8	3,098.9
Other assets(Note 8)	852.8	650.2
Intangible assets(Note 8)	34.5	37.1
Goodwill(Note 9)	97.0	97.0

	$5,357.9	$5,126.8

Liabilities
Current liabilities
Short-term debt(Note 10)	$252.2	$93.5
Accounts payable and accrued charges(Note 11)	842.7	599.9
Current portion of long-term debt(Note 12)	1.2	10.3

	1,096.1	703.7
Long-term debt(Note 12)	1,257.6	1,258.6
Future income tax liability(Note 25)	543.3	499.4
Accrued pension and other post-retirement benefits(Note 14)	213.9	193.4
Accrued environmental costs and asset retirement obligations(Note 15)	97.3	81.2
Other non-current liabilities and deferred credits	17.2	4.9

	3,225.4	2,741.2

Commitments, Contingencies and Guarantees(Notes 13, 29 and 30, respectively)
Shareholders’ Equity
Share capital (Note 16)	1,379.3	1,408.4
Unlimited authorization of common shares without par value; issued and outstanding 103,593,792 and 110,630,503 shares at December 31, 2005 and 2004, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed surplus (Note 17)	36.3	275.7
Retained earnings	716.9	701.5

	2,132.5	2,385.6

	$5,357.9	$5,126.8

(See Notes to the Consolidated Financial Statements)
Approved by the Board of Directors,

Director	Director

POTASHCORP 2005 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS       57
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

for the years ended December 31	in millions of US dollars except per-share amounts
	2005	2004	2003
Sales (Note 18)	$3,847.2	$3,244.4	$2,799.0
Less: Freight	249.7	238.7	234.5
Transportation and distribution	121.9	104.3	98.7
Cost of goods sold (Note 19)	2,350.6	2,220.0	2,085.4

Gross Margin	1,125.0	681.4	380.4

Selling and administrative (Note 20)	144.5	130.6	96.1
Provincial mining and other taxes(Note 21)	137.2	92.6	57.0
Foreign exchange loss	12.5	19.7	51.9
Other income (Note 22)	(61.8)	(79.4)	(33.2)
Other expenses (Note 23)	—	3.6	264.2

	232.4	167.1	436.0

Operating Income (Loss)	892.6	514.3	(55.6)

Interest Expense(Note 24)	82.3	84.0	91.3

Income (Loss) Before Income Taxes	810.3	430.3	(146.9)

Income Taxes (Note 25)	267.4	131.7	(20.6)

Net Income (Loss)	542.9	298.6	(126.3)

Retained Earnings, Beginning of Year	701.5	462.8	641.4

Repurchase of Common Shares (Note 16)	(462.5)	—	—

Dividends	(65.0)	(59.9)	(52.3)

Retained Earnings, End of Year	$716.9	$701.5	$462.8

Net Income (Loss) per Share — Basic (Note 26)	$5.00	$2.77	$(1.21)

Net Income (Loss) per Share — Diluted (Note 26)	$4.89	$2.70	$(1.21)

Dividends per Share	$0.60	$0.55	$0.50

(See Notes to the Consolidated Financial Statements)

58       POTASHCORP 2005 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31	in millions of US dollars

		2005		2004		2003
Operating Activities
Net income (loss)		$542.9		$298.6		$(126.3)
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	242.4		240.0		227.4
Stock-based compensation	27.5		11.1		1.0
Loss (gain) on disposal of property, plant and equipment	11.8		(0.7)		1.0
Gain on sale of long-term investments (Note 4)	—		(34.4)		—
Provisions for nitrogen and phosphate plant shutdowns and PCS Yumbes S.C.M. (Note 23)	—		3.6		245.9
Foreign exchange on future income tax	8.9		17.2		35.9
Provision for (recovery of) future income tax	40.1		26.3		(20.6)
Undistributed earnings of equity investees	(33.5)		(22.2)		(8.4)
Other long-term liabilities	20.2		(1.2)		12.6

Subtotal of adjustments		317.4		239.7		494.8

Changes in non-cash operating working capital
Accounts receivable	(107.6)		(51.9)		(39.5)
Inventories	(119.9)		(10.5)		11.8
Prepaid expenses and other current assets	(5.8)		(6.3)		11.4
Accounts payable and accrued charges	238.1		188.7		33.3
Subtotal of changes in non-cash operating working capital		4.8		120.0		17.0

Cash provided by operating activities		865.1		658.3		385.5

Investing Activities
Additions to property, plant and equipment		(382.7)		(220.5)		(150.7)
Purchase of long-term investments		(190.9)		(105.5)		(178.3)
Proceeds from disposal of property, plant and equipment		7.2		2.5		—
Proceeds from sale of long-term investments (Notes 4 and 23)		5.2		100.8		—
Other assets and intangible assets		5.9		(2.8)		(32.7)

Cash used in investing activities		(555.3)		(225.5)		(361.7)

Cash before financing activities		309.8		432.8		23.8

Financing Activities
Proceeds from long-term debt obligations		—		—		250.0
Repayment of long-term debt obligations		(10.1)		(1.0)		(3.4)
Proceeds from (repayment of) short-term debt obligations		158.7		(82.7)		(296.8)
Dividends		(65.4)		(56.1)		(52.3)
Repurchase of common shares		(851.9)		—		—
Issuance of common shares		93.9		161.2		58.9

Cash (used in) provided by financing activities		(674.8)		21.4		(43.6)

(Decrease) Increase in Cash and Cash Equivalents		(365.0)		454.2		(19.8)
Cash and Cash Equivalents, Beginning of Year		458.9		4.7		24.5

Cash and Cash Equivalents, End of Year		$93.9		$458.9		$4.7

Supplemental cash flow disclosure
Interest paid		$86.3		$83.3		$83.8
Income taxes paid		$141.6		$33.5		$22.8

(See Notes to the Consolidated Financial Statements)

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	59
Notes to the Consolidated Financial Statements
1. DESCRIPTION OF BUSINESS
With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) — together known as “PotashCorp” or “the company” except to the extent the context otherwise requires — forms an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:
•	Potash
— five mines and mills and mining rights to potash reserves at a sixth location, all in the province of Saskatchewan
— one mine and mill in the province of New Brunswick
• Phosphate
— a mine and processing plant in the state of North Carolina
— a mine and two processing plants in the state of Florida
— a processing plant in the state of Louisiana
— phosphate feed plants in five states and one in Brazil
— two industrial phosphoric acid plants in the states of North Carolina and Ohio
•	Nitrogen
— four plants in the states of Georgia, Louisiana, Ohio and Tennessee
— large-scale operations in Trinidad
The company owns or leases approximately 175 terminal and warehouse facilities strategically located in Canada and the United States, and services customers with a fleet of approximately 7,300 railcars.
PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, nitrogen and phosphate products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the company’s New Brunswick potash. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen products. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers.
2. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 33.
The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.
Key areas where management has made complex or subjective judgments (often as a result of matters that are inherently uncertain) include, among others, the fair value of certain assets; recoverability of investments, long-lived assets and goodwill; variable interest entities; litigation; environmental and asset retirement obligations; pensions and other post-retirement benefits; stock-based compensation; and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
The following accounting policies are considered to be significant:
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of PotashCorp and its subsidiaries, and any variable interest entities (“VIEs”) for which the company is the primary beneficiary. Principal operating subsidiaries include:
•	PCS Sales (Canada) Inc.
— PCS Joint Venture, Ltd. (“PCS Joint Venture”)
•	PCS Sales (USA), Inc.

•	PCS Phosphate Company, Inc.
— PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)

•	PCS Nitrogen, Inc. (“PCS Nitrogen”)
— PCS Nitrogen Fertilizer, L.P.
— PCS Nitrogen Ohio, L.P.
— PCS Nitrogen Trinidad Limited
•	PCS Cassidy Lake Company (“PCS Cassidy Lake”)

•	PCS Yumbes S.C.M. (“PCS Yumbes”) — sold in 2004 (see Note 23)

•	PCS Fosfatos do Brasil Ltda.
All significant intercompany balances and transactions have been eliminated.
CASH EQUIVALENTS
Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.
INVENTORIES
Inventories of finished product, raw materials and intermediate products are valued at the lower of cost and market. Cost for substantially all finished and intermediate product inventories is determined using the weighted average cost method. Cost for substantially all raw materials is determined using the first in, first out (“FIFO”) method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost and certain inventories of materials and supplies are valued at the lower of cost and market.

60	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PREPAID EXPENSES
Prepaid expenses include prepaid freight relating to product inventory stored at warehouse and terminal facilities.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (which includes mine development costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.
Maintenance and repair expenditures, which do not improve or extend productive life, are expensed in the year incurred.
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
GOODWILL
All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from goodwill. Goodwill is carried at cost, is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired.
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
Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Other investments are stated at cost. An investment is considered impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors the company considers in determining whether a decline is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the investee, and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. For actively traded securities, the company typically considers quoted market value to be fair value. For thinly traded securities where market quotes are either not available or not representative of fair value, it uses estimation techniques such as those described under Asset Impairment. When there has been a decline in value that is other than temporary, the carrying value of the investment is appropriately reduced.
Finite-lived intangible assets are amortized over their estimated useful lives as follows: production and technology rights 25 to 30 years and computer software 5 years.
ASSET IMPAIRMENT
The company reviews both long-lived assets to be held and used and identifiable intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets, whereas such assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During 2004 and 2003, the company recognized material asset impairment charges as described in Note 23. As at December 31, 2005, the company determined that there were no other triggering events requiring impairment analysis.
Goodwill impairment is assessed at the reporting unit level at least annually (in April), or more frequently if events or circumstances indicate there may be an impairment. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.
The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.
LEASES
Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the company are accounted for as capital leases. Equipment acquired under capital leases is depreciated over the period of expected use on the same basis as other similar property, plant and equipment. Gains or losses resulting from sale/leaseback transactions are deferred and amortized in proportion to the amortization of the leased asset. Rental payments under operating leases are expensed as incurred.
PENSION AND OTHER POST-RETIREMENT BENEFITS
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

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	61
2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Prior service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the company’s pension plans is 10.3 years (2004 — 13.3). The average remaining service period of the active employees covered by the company’s other benefits plans is 13.7 years (2004 — 13.7). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. Actuaries perform valuations on a regular basis to determine the actuarial present value of the accrued pension and other post-retirement benefits.
Pension and other post-retirement benefit expense includes, as applicable, the net of management’s best estimate of the cost of benefits provided, interest cost of projected benefits, return on plan assets, amortization of experience gains or losses and plan amendments, and changes in the valuation allowance.
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
The company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.
STOCK-BASED COMPENSATION PLANS
The company has five stock-based compensation plans, which are described in Note 27. The company accounts for its grants under those plans in accordance with the fair value-based method of accounting for stock-based compensation. For stock option plans, the fair value of stock options is determined on their grant date and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.
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
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the company to manage its exposure to exchange rate, interest rate and commodity price fluctuations. The company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions. The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument. If a hedging relationship is terminated, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized into earnings on the same basis as gains, losses, revenue and expenses of the previously hedged item are recognized.

62	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
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
The company periodically uses interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Hedge accounting treatment for interest rate swaps results in interest expense on the related debt being reflected at hedged rates rather than original contractual interest rates.
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
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with US GAAP and will require the following:
•	Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the Consolidated Statement of Financial Position under shareholders’ equity called other comprehensive income (“OCI”); and

•	Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Consolidated Statement of Financial Position. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.
The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.
In October 2005, the Emerging Issues Committee of the CICA (the “EIC”) issued Abstract No. 157, “Implicit Variable Interests Under AcG-15” (“EIC-157”), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on the company’s consolidated financial statements.
In November 2005, the EIC issued Abstract No. 159, “Conditional Asset Retirement Obligations”, to clarify the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under this EIC, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance is effective for the second quarter of 2006 and is to be applied retroactively, with restatement of prior periods. The implementation of this EIC is not expected to have a material impact on the company’s consolidated financial statements.
3. CHANGE IN ACCOUNTING POLICY
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2005, the company adopted revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15 is harmonized in all material respects with US GAAP and provides guidance for applying consolidation principles to certain entities (called variable interest entities or VIEs) that are subject to control on a basis other than ownership of voting interests. An entity is a VIE when, by design, one or both of the following conditions exist: (1) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (2) as a group, the holders of the equity investment at risk lack certain essential characteristics

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	63
3. CHANGE IN ACCOUNTING POLICY (CONTINUED)
of a controlling financial interest. AcG-15 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. The adoption of this guideline did not have a material impact on the company’s consolidated financial statements.
Accounting standard-setters continue to deliberate issues associated with AcG-15. As these issues are addressed and revisions to the accounting guidance are made, the effects of this new guideline may change.
4. BUSINESS ACQUISITIONS
2005
The company did not have any significant business acquisitions in 2005.
2004
On December 21, 2004, the company acquired all the outstanding shares of RAC Investments Ltd. (“RAC Investments”), an indirect subsidiary of Israel Chemicals Ltd. (“ICL”), for $100.7, including acquisition costs. RAC Investments is an investment holding company which indirectly owns 19,200,242 Series A shares and 2,699,773 Series B shares in Sociedad Quimica y Minera de Chile S.A. (“SQM”). RAC Investments’ earnings have been included in the consolidated financial statements since the acquisition date.
The fair value of the net assets acquired at the date of acquisition was $100.7, comprised of cash of $3.5 and an investment in SQM of $97.2. No liabilities were assumed. Cash consideration paid was $97.2.
Prior to execution of the above-noted transaction, the company (through a subsidiary) sold 8,500,000 Series A shares of SQM via public auction on the Santiago Stock Exchange (the “Exchange”) and 1,301,724 Series A shares in other Exchange transactions. Proceeds on sale were $66.3, resulting in a non-taxable gain recorded in other income of $34.4, net of selling costs (see Note 22).
5. ACCOUNTS RECEIVABLE

	2005	2004
Trade accounts — Canpotex	$71.6	$55.7
— Other	343.0	260.0
Non-trade accounts	43.8	41.5

	458.4	357.2
Less allowance for doubtful accounts	(5.1)	(4.6)

	$453.3	$352.6

6. INVENTORIES

	2005	2004
Finished product	$268.5	$181.8
Intermediate products	94.9	67.0
Raw materials	59.9	50.3
Materials and supplies	99.2	97.7

	$522.5	$396.8

7. PROPERTY, PLANT AND EQUIPMENT

	2005
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value
Land and improvements	$224.4	$47.0	$177.4
Buildings and improvements	521.1	194.2	326.9
Machinery and equipment	4,289.6	1,622.8	2,666.8
Mine development costs	155.4	63.7	91.7

	$5,190.5	$1,927.7	$3,262.8

	2004
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value
Land and improvements	$223.7	$42.5	$181.2
Buildings and improvements	481.0	177.6	303.4
Machinery and equipment	4,011.1	1,474.9	2,536.2
Mine development costs	138.0	59.9	78.1

	$4,853.8	$1,754.9	$3,098.9

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $227.4 (2004 — $210.9; 2003 — $193.9). The net carrying amount of property, plant and equipment not being amortized at December 31, 2005 because it was under construction or development was $332.8 (2004 — $234.9).
During the year, the company recorded an impairment charge of $NIL (2004 — $6.2; 2003 — $117.6) relating to certain assets (see Note 23). Interest capitalized to property, plant and equipment during the year was $5.7 (2004 — $2.5; 2003 — $1.5).
Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statement of Cash Flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in operating accounts payable that was reclassified from investing activities on the Consolidated Statement of Cash Flow in 2005 was $26.0. The net change in accounts payable in 2004 and 2003 was not significant.

64	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
8. OTHER ASSETS AND INTANGIBLE ASSETS

	2005	2004

Other assets
Investments at equity
Arab Potash Company (“APC”) — 28-percent ownership; quoted market value of $422.9	$224.6	$202.0
SQM — 25-percent ownership; quoted market value of $705.1	261.0	240.2
Other	19.6	20.4
Investments at cost
ICL — 10-percent ownership; quoted market value of $512.6	167.7	92.8
Sinochem Hong Kong Holdings Limited (“Sinofert”) — 10-percent ownership; quoted market value of $107.7	97.4	—
Deferred charges — net of accumulated amortization of $50.7 (2004 — $39.8)	30.1	34.8
Accrued pension benefit asset	25.4	25.6
Other	27.0	34.4

	$852.8	$650.2

Intangible assets — net of accumulated amortization of $15.7 (2004 — $11.6)	$34.5	$37.1

During 2005, the company acquired: (1) 1,000,000 additional shares in APC for $18.6; and (2) 21,000,000 additional shares in ICL for $74.9. The company also acquired a 10-percent interest in the ordinary shares of Sinofert for cash consideration of $97.4. Pursuant to a strategic investment agreement, the company also holds an option to acquire an additional 10-percent interest within three years of the acquisition (see Note 34). The price for the shares subject to the option will be determined by the prevailing market price at the time of exercise. Sinofert, a vertically integrated fertilizer enterprise in the People’s Republic of China, is a subsidiary of Sinochem Corporation and is listed on The Hong Kong Stock Exchange.
As noted in the above table, certain of the company’s investments in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP. The company’s share of earnings of these equity investees under the applicable foreign GAAP has been adjusted for the significant effects of conforming to Canadian GAAP. The company’s share of earnings of equity investees of $52.1 (2004 — $30.9; 2003 — $12.4) is included in other income (see Note 22). Dividends received from equity investees were $18.6 (2004 — $8.7; 2003 — $4.0).
During the year, the company recorded an impairment charge of $NIL (2004 — $NIL; 2003 — $65.4) relating to certain deferred charges. Amortization of deferred charges included in cost of goods sold and in selling and administrative expenses was $10.9 (2004 — $25.6; 2003 — $28.5).
Intangible assets relate primarily to production and technology rights and computer software. Other than goodwill (see Note 9), the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2005 was $4.1 (2004 — $3.5; 2003 — $5.0).
Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2005 is estimated to be $6.3 for 2006, $5.4 for 2007, $3.9 for 2008, $3.4 for 2009 and $2.9 for 2010.
9. GOODWILL

	2005	2004

Cost	$104.3	$104.3
Accumulated amortization	7.3	7.3

	$97.0	$97.0

Substantially all of the company’s recorded goodwill relates to the nitrogen segment.
10. SHORT-TERM DEBT
Short-term debt was $252.2 at December 31, 2005 (2004 — $93.5). The weighted average interest rate on this debt was 3.54 percent (2004 — 1.42 percent; 2003 — 1.43 percent). The company had an unsecured line of credit available for short-term financing (net of letters of credit of $18.7 and direct borrowings of $NIL) in the amount of $56.3 at December 31, 2005 (2004 — $59.9). In addition, the company is authorized to borrow a further $247.8 under its commercial paper program. Subsequent to year-end, the company increased its borrowing capacity under its commercial paper program to $750.0.
The line of credit is subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.55:1, a long-term debt-to-EBITDA (defined in the agreement as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $590.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2005.
11. ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2005	2004

Income and other taxes	$239.4	$143.6
Trade accounts	194.6	193.0
Margin deposits	173.7	28.5
Accrued compensation	71.0	58.8
Accrued interest	18.5	16.8
Dividends	16.1	16.7
Current portion accrued environmental costs and asset retirement obligations	12.3	19.5
Current portion pension and other post-retirement benefits	8.5	23.8
Other payables	108.6	99.2

	$842.7	$599.9

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	65
12. LONG-TERM DEBT

	2005	2004

Industrial Revenue and Pollution Control Obligations	$—	$9.0
Adjustable Rate Industrial Revenue and Pollution Control Obligations that matured in 2005
Notes Payable
7.125% notes payable June 15, 2007	400.0	400.0
7.750% notes payable May 31, 2011	600.0	600.0
4.875% notes payable March 1, 2013	250.0	250.0
There are no sinking fund requirements prior to maturity. These notes were issued under US shelf registration statements covering up to $2,000.0 of debt securities. The notes are unsecured. The 2011 and 2013 notes are redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price at least equal to the principal amount of the notes to be redeemed, plus accrued interest

Other	8.8	9.9

	1,258.8	1,268.9
Less current maturities	1.2	10.3

	$1,257.6	$1,258.6

The company has entered into back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $310.1 and financial liabilities of $316.0 on a net basis because a legal right to set-off exists, and it intends to settle with the same party on a net basis. Other long-term debt in the above table includes a net financial liability of $5.9 (2004 — $5.9) pursuant to these arrangements.
The company has a syndicated revolving credit facility, renewed in September 2005 for a five-year term, which provides for unsecured advances of up to $750.0 (less the amount of direct borrowings and commercial paper outstanding). As at December 31, 2005, no amounts were outstanding and $497.8 was available under the facility. Principal covenants and events of default under the credit facility requirements are the same as the line of credit as described in Note 10. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2005.
Long-term debt at December 31, 2005 will mature as follows:

2006	$1.2
2007	400.5
2008	0.2
2009	0.3
2010	0.3
Subsequent years	856.3

$1,258.8

13. COMMITMENTS
LEASE COMMITMENTS
The company has various long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels, mineral leases and railcars, the latest of which expires in 2025. Rental expense for operating leases for the years ended December 31, 2005, 2004 and 2003 was $78.9, $69.6 and $39.9, respectively.
PURCHASE COMMITMENTS
The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on contract prices as at December 31, 2005.
The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad, the latest of which expires in 2018. The contracts provide for prices that vary with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table below are based on floor prices and minimum purchase quantities.
The company also has long-term agreements for the purchase of phosphate rock used at its Geismar facility and limestone used in Brazil. The commitments included in the table below are based on the expected purchase quantity and current base prices (less applicable discounts).
OTHER COMMITMENTS
Other operating commitments consist principally of various rail freight contracts, the latest of which expires in 2010.
Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Other
	Leases	Commitments	Commitments

2006	$80.3	$122.4	$13.6
2007	74.5	124.0	8.4
2008	63.1	99.7	8.4
2009	58.8	94.8	8.4
2010	54.9	96.3	4.2
Thereafter	229.0	406.5	—

Total	$560.6	$943.7	$43.0

66	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
14. PENSION AND OTHER POST-RETIREMENT BENEFITS
PENSION PLANS
Canada
Substantially all employees of the company are participants in either a defined contribution or a defined benefit pension plan.
The company has established a supplemental defined benefit retirement income plan for senior management which is unfunded, non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.
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
DEFINED BENEFIT PLANS
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

	Pension				Other
	2005	2004	2003	2005	2004	2003

Costs arising in the period
Service cost for benefits earned during the year	$13.8	$12.9	$12.2	$5.7	$5.2	$5.5
Interest cost on projected benefit obligations	31.1	30.2	29.6	13.3	13.2	12.9
Actual return on plan assets	(34.3)	(47.1)	(73.3)	—	—	—
Actuarial loss (gain)	27.9	23.3	27.3	(12.7)	(6.8)	25.7
Plan amendments	3.5	—	2.3	11.5	—	(12.6)
Plan curtailments	0.4	—	—	—	—	—
Change in valuation allowance	2.4	(2.2)	2.0	—	—	—

Costs arising in the period	44.8	17.1	0.1	17.8	11.6	31.5
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	(2.7)	13.6	42.9	—	—	—
Actuarial (gain) loss	(23.6)	(20.2)	(27.4)	15.4	9.5	(13.6)
Plan amendments	(2.3)	0.4	(2.2)	(13.0)	(1.9)	2.5
Transitional obligation	1.4	1.5	5.1	0.3	—	—

Net expense	$17.6	$12.4	$18.5	$20.5	$19.2	$20.4

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other
	2005	2004	2003	2005	2004	2003

Discount rate — obligation	5.70%	5.75%	6.10%	5.70%	5.75%	6.10%
Discount rate — expense	5.75%	6.10%	6.50%	5.75%	6.10%[1]	6.50%
Long-term rate of return on assets	8.50%	8.50%	8.50%	n/a	n/a	n/a
Rate of increase in compensation levels	4.00%	4.00%	4.00%	n/a	n/a	n/a

[1]	Discount rate changed to 6.25% effective July 1, 2004, upon recognition of Medicare Part D.
The assumed health-care cost trend rates are as follows:

	2005	2004	2003

Health-care cost trend rates assumed for next year	6.00%	6.00%	6.00%
Ultimate health-care cost trend rate assumed	6.00%	6.00%	6.00%
Year that the rate reaches the ultimate trend rate	2005	2004	2003
Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 4.5 percent for recent and future retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	67
14. PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The equivalent level discount rate is then used as input by the company to determine the final discount rate. The rate selected for the December 31, 2005 measurement date will be used to determine expense for fiscal 2006.
The expected long-term rate of return on assets assumption is determined using a building block approach. The expected real rate of return for each individual asset class is determined based on expected future performance. These rates are weighted based on the current asset portfolio. A separate determination is made of the underlying impact of expenses, inflation, rebalancing, diversification and the actively managed portfolio premium. The resulting total expected asset return is compared to the historic returns achieved by the portfolio. Based on these input items, a final rate is selected by the company.
The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2005, and the next required valuations will be as of January 1, 2006. The change in benefit obligations and change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total
	2005	2004	2005	2004	2005	2004

Change in benefit obligations
Balance, beginning of year	$548.6	$502.4	$235.4	$230.7
Service cost	13.8	12.9	5.7	5.2
Interest cost	31.1	30.2	13.3	13.2
Participants’ contributions	0.2	0.2	3.1	2.8
Actuarial loss (gain)	27.9	23.9	(12.7)	(6.8)
Foreign exchange rate changes	(3.4)	3.1	0.7	1.1
Plan amendments	3.5	—	(11.5)	—
Benefits paid	(26.4)	(24.1)	(11.4)	(10.8)

Balance, end of year	595.3	548.6	222.6	235.4	$817.9	$784.0

Change in plan assets
Fair value, beginning of year	452.9	406.1	—	—
Actual return on plan assets	34.3	47.1	—	—
Employer contributions	24.2	20.5	8.3	8.0
Participants’ contributions	0.2	0.2	3.1	2.8
Foreign exchange rate changes	(4.4)	3.1	—	—
Benefits paid	(26.4)	(24.1)	(11.4)	(10.8)

Fair value, end of year	480.8	452.9	—	—	480.8	452.9

Funded status	(114.5)	(95.7)	(222.6)	(235.4)	(337.1)	(331.1)
Valuation allowance	(14.1)	(11.7)	—	—	(14.1)	(11.7)
Unamortized net actuarial loss	118.4	93.1	41.6	55.3	160.0	148.4
Unamortized prior service cost	6.0	3.8	(19.5)	(9.1)	(13.5)	(5.3)
Unamortized transitional obligation	6.7	6.7	1.0	1.4	7.7	8.1

Accrued pension and other post-retirement benefit asset (liability)	$2.5	$(3.8)	$(199.5)	$(187.8)	$(197.0)	$(191.6)

Amounts included in:
Other assets (Note 8)	$25.0	$16.8	$0.4	$8.8	$25.4	$25.6
Liabilities
Current (Note 11)	(0.4)	(16.0)	(8.1)	(7.8)	(8.5)	(23.8)
Long-term	(22.1)	(4.6)	(191.8)	(188.8)	(213.9)	(193.4)

	$2.5	$(3.8)	$(199.5)	$(187.8)	$(197.0)	$(191.6)

Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2005 and 2004.
The company is a sponsor of certain US post-retirement health-care plans that were impacted by the US Medicare Prescription Drug, Improvement and Modernization Act of 2003. This legislation expanded Medicare to include (for the first time) coverage for prescription drugs and introduced a prescription drug benefit and federal subsidy to sponsors of retiree health-care benefit plans that provide benefits at least “actuarially equivalent” to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 and reducing the net periodic post-retirement benefit cost for the year by $3.7 (2004 — $1.7).

68	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
14. PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
The accumulated benefit obligation for all defined benefit pension plans was $534.7 and $484.7 at December 31, 2005 and 2004, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2005	2004

Projected benefit obligation	$568.4	$520.4
Accumulated benefit obligation	521.0	467.9
Fair value of plan assets	419.0	391.1
SENSITIVITY OF ASSUMPTIONS
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2005	2004	2003

As reported:
Benefit obligation	$222.6	$235.4	$230.7
Aggregate of service and interest cost	19.0	18.4	18.4

Impact of increase of 1.0 percentage point:
Benefit obligation	31.4	34.4	36.3
Aggregate of service and interest cost	3.2	3.3	3.8

Impact of decrease of 1.0 percentage point:
Benefit obligation	(27.8)	(35.3)	(31.7)
Aggregate of service and interest cost	(2.9)	(3.4)	(3.1)
The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a 1.0 percentage point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.
PLAN ASSETS
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2005	2004

Equity securities	65%	67%	67%
Debt securities	35%	33%	32%
Real estate	—	—	—
Other	—	—	1%

Total	100%	100%	100%

The company employs a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition.
The investment portfolio contains a diversified blend of equity and fixed income investments.
Furthermore, equity investments are diversified across US and non-US stocks, as well as growth, value and small and large capitalizations. US equities are also diversified across actively managed and passively invested portfolios. Other assets such as private equity, real estate and hedge funds are not used at this time. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The investment strategy in Trinidad is largely dictated by local investment restrictions (maximum of 50 percent in equities and 20 percent foreign) and asset availability since the local equity market is small and there is little secondary market activity in debt securities.
DEFINED CONTRIBUTION PLANS
All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company suspended its contributions of up to 5 percent of salary in July 2003. Contributions were reinstated in August 2004, providing a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s 2005 contributions were $6.1 (2004 — $2.9; 2003 — $3.4).
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company suspended its contributions to this plan in July 2003. Contributions were reinstated in August 2004, providing a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s contributions in 2005 were $4.4 (2004 — $1.3; 2003 — $2.0).
Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2005 were $4.5 (2004 - $3.9; 2003 — $3.4).
CASH PAYMENTS
Total cash payments for pensions and other post-retirement benefits for 2005, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $47.5. Approximately $49.1 is expected to be contributed by the company to all plans during 2006.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	69

14.	PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
ESTIMATED FUTURE BENEFIT PAYMENTS
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts:

		Other
			Reduction due
			to Medicare
	Pension	Gross	Part D Subsidy	Net

2006	$25.2	$9.4	$0.5	$8.9
2007	26.6	10.1	0.5	9.6
2008	28.7	10.8	0.6	10.2
2009	29.0	11.4	0.6	10.8
2010	30.7	12.1	0.7	11.4
2011-2015	184.8	70.2	4.2	66.0

15.	ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS
The company records an asset and related retirement obligation for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The major categories of asset retirement obligations include: reclamation and restoration costs at the company’s potash and phosphate mining operations (most particularly phosphate mining), including management of mining byproducts such as gypsum and various mine tailings; land reclamation and revegetation programs; decommissioning of underground and surface operating facilities; general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and post-closure care and maintenance. The asset retirement obligations are generally incurred over an extended period of time.
The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans which are economically sound and which, in most cases, may not be implemented for several decades. The company has continued to utilize appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The company estimates that the undiscounted cash flows required to settle the asset retirement obligations approximate $3,800.0. The estimated cash flows have been discounted at credit-adjusted risk-free rates ranging from 5.00 percent to 6.75 percent. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 100 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2005 totalled $91.8 (2004 — $85.0), as set out in the table below. The current portion totalled $6.6 (2004 — $4.8).
Other environmental liabilities typically relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.
SITE ASSESSMENT AND REMEDIATION COSTS
The company has accrued assessment costs, including legal and consulting fees, and remediation costs related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ business in the amount of $14.1 (2004 — $14.4) for certain PCS Joint Venture facilities, $0.3 (2004 — $0.3) for various sulfur facilities and $3.4 (2004 — $1.0) for other matters in the phosphate and nitrogen businesses. The current portion of these costs totalled $5.7 (2004 — $14.7).
ENVIRONMENTAL OPERATING COSTS AND CAPITAL EXPENDITURES
The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $87.2 (2004 — $68.9; 2003 — $59.0). These amounts include environmental operating expenses related primarily to the production of phosphoric acid, fertilizer, feed and other products.
The company routinely undertakes environmental capital projects. In 2005, capital expenditures of $10.0 (2004 — $7.6) were incurred to meet pollution prevention and control objectives and $0.6 (2004 —$0.3) were incurred to meet other environmental objectives.
Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2005	2004

Asset retirement obligations, beginning of year	$85.0	$81.6
Liabilities incurred	8.5	15.7
Liabilities settled	(6.0)	(16.0)
Accretion expense	4.4	5.2
Revisions in estimated cash flows	(0.1)	(1.5)

Asset retirement obligations, end of year	91.8	85.0
Other environmental liabilities	17.8	15.7
Less current portion (Note 11)	(12.3)	(19.5)

	$97.3	$81.2

16.	SHARE CAPITAL
AUTHORIZED
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the PCS Board of Directors.

70	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

16. SHARE CAPITAL (CONTINUED)

ISSUED	2005	2004	2003
	Consideration	Consideration	Consideration

Issued, beginning of year	$1,408.4	$1,245.8	$1,186.9
Shares issued under option plans	95.7	162.1	58.7
Shares issued for dividend reinvestment plan	0.3	0.5	0.2
Shares repurchased	(125.1)	—	—

Issued, end of year	$1,379.3	$1,408.4	$1,245.8

ISSUED	2005	2004	2003
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	110,630,503	106,224,432	104,155,296
Shares issued under option plans	2,459,594	4,397,324	2,061,700
Shares issued for dividend reinvestment plan	3,695	8,747	7,436
Shares repurchased	(9,500,000)	—	—

Issued, end of year	103,593,792	110,630,503	106,224,432

NORMAL COURSE ISSUER BID
On January 25, 2005, the Board of Directors of PCS authorized a share repurchase program of up to 5,500,000 common shares (approximately 5 percent of the company’s issued and outstanding common shares) through a normal course issuer bid. On September 22, 2005, the Board of Directors authorized an increase in the number of common shares sought under the share repurchase program. This amendment allowed PotashCorp to repurchase up to 4,000,000 additional common shares. Shares could be repurchased from time to time on the open market through February 14, 2006 at prevailing market prices. The timing and amount of purchases, if any, under the program were dependent upon the availability and alternative uses of capital, market conditions and other factors. The company completed the repurchase program by December 31, 2005.
During 2005, the company repurchased for cancellation 9,500,000 common shares under the program, at a net cost of $851.9 and an average price per share of $89.67. The repurchase resulted in a reduction of share capital of $125.1, and the excess net cost over the average book value of the shares has been recorded as a reduction of contributed surplus of $264.3 and a reduction of retained earnings of $462.5.

17.	CONTRIBUTED SURPLUS

	2005	2004	2003

Balance, beginning of year	$275.7	$265.2	$264.2
Stock-based compensation	24.9	10.5	1.0
Share repurchases (Note 16)	(264.3)	—	—

Balance, end of year	$36.3	$275.7	$265.2

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	71
18. SEGMENT INFORMATION
The company has three reportable business segments: potash, nitrogen and phosphate. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment sales are made under terms that approximate market value. The accounting policies of the segments are the same as those described in Note 2.
2005

	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,341.1	$1,368.8	$1,137.3	$—	$3,847.2
Freight	129.7	39.9	80.1	—	249.7
Transportation and distribution	34.5	49.5	37.9	—	121.9
Net sales — third party	1,176.9	1,279.4	1,019.3	—
Cost of goods sold	469.5	960.7	920.4	—	2,350.6
Gross Margin	707.4	318.7	98.9	—	1,125.0
Inter-segment sales	5.8	100.7	14.0	—	—
Depreciation and amortization	64.5	72.2	95.4	10.3	242.4
Goodwill	—	96.6	—	0.4	97.0
Assets	1,236.8	1,526.5	1,723.0	871.6	5,357.9
Additions to property, plant and equipment	165.5	99.3	109.5	8.4	382.7
2004

	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,056.1	$1,210.4	$977.9	$—	$3,244.4
Freight	128.7	38.1	71.9	—	238.7
Transportation and distribution	32.6	42.3	29.4	—	104.3
Net sales — third party	894.8	1,130.0	876.6	—
Cost of goods sold	472.0	887.2	860.8	—	2,220.0
Gross Margin	422.8	242.8	15.8	—	681.4
Inter-segment sales	5.9	92.9	12.1	—	—
Depreciation and amortization	66.4	79.7	84.4	9.5	240.0
Goodwill	—	96.6	—	0.4	97.0
Assets	1,374.9	1,428.4	1,615.6	707.9	5,126.8
Additions to property, plant and equipment	92.2	62.1	56.8	9.4	220.5
2003

	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$758.7	$1,156.4	$883.9	$—	$2,799.0
Freight	109.9	48.8	75.8	—	234.5
Transportation and distribution	29.7	42.8	26.2	—	98.7
Net sales — third party	619.1	1,064.8	781.9	—
Cost of goods sold	415.4	871.6	798.4	—	2,085.4
Gross Margin	203.7	193.2	(16.5)	—	380.4
Inter-segment sales	6.0	67.8	9.4	—	—
Depreciation and amortization	52.4	86.4	78.9	9.7	227.4
Goodwill	—	96.6	—	0.4	97.0
Assets	1,058.6	1,386.0	1,634.4	488.3	4,567.3
Additions to property, plant and equipment	50.9	39.8	55.3	4.7	150.7

72	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

18.	SEGMENT INFORMATION (CONTINUED)
As described in Note 1, PhosChem and Canpotex execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following table:

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2005
Sales to customers outside the company
Canada	$69.3	$105.9	$—	$—	$175.2
United States	576.6	1,470.9	545.5	—	2,593.0
PhosChem	—	166.7	—	—	166.7
Canpotex	577.1	—	—	—	577.1
Other	118.2	106.7	86.6	23.7	335.2

	$1,341.2	$1,850.2	$632.1	$23.7	$3,847.2

Operating income	$464.1	$170.2	$199.3	$59.0	$892.6

Capital assets and goodwill	$954.6	$1,751.1	$612.4	$41.7	$3,359.8

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2004
Sales to customers outside the company
Canada	$48.3	$87.5	$—	$—	$135.8
United States	443.0	1,383.7	413.1	2.8	2,242.6
PhosChem	—	140.4	—	—	140.4
Canpotex	421.9	—	—	—	421.9
Other	114.9	57.3	86.1	45.4	303.7

	$1,028.1	$1,668.9	$499.2	$48.2	$3,244.4

Operating income	$250.0	$67.8	$139.8	$56.7	$514.3

Capital assets and goodwill	$831.2	$1,722.6	$601.4	$40.7	$3,195.9

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2003
Sales to customers outside the company
Canada	$41.1	$91.4	$—	$—	$132.5
United States	314.9	1,392.4	350.6	11.7	2,069.6
PhosChem	—	87.0	—	—	87.0
Canpotex	260.6	—	—	—	260.6
Other	96.8	58.9	49.0	44.6	249.3

	$713.4	$1,629.7	$399.6	$56.3	$2,799.0

Operating income (loss)	$97.8	$(82.7)	$91.4	$(162.1)	$(55.6)

Capital assets and goodwill	$786.2	$1,745.6	$604.7	$68.6	$3,205.1

19.	COST OF GOODS SOLD
The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes, and depreciation and amortization.

20.	SELLING AND ADMINISTRATIVE
The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.

21.	PROVINCIAL MINING AND OTHER TAXES
Provincial mining and other taxes consist of:

	2005	2004	2003

Potash Production Tax	$94.8	$63.7	$35.8
Saskatchewan corporate capital taxes and other	42.4	28.9	21.2

	$137.2	$92.6	$57.0

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	73

22.	OTHER INCOME

	2005	2004	2003

Share of earnings of equity investees	$52.1	$30.9	$12.4
Dividend income	9.2	8.2	5.6
Gain on sale of long-term investments (Note 4)	—	34.4	—
Other	0.5	5.9	15.2

	$61.8	$79.4	$33.2

23.	OTHER EXPENSES

	2005	2004	2003

Provision for nitrogen and phosphate plant shutdowns	$—	$—	$123.7
Provision for PCS Yumbes S.C.M.	—	3.6	140.5

	$—	$3.6	$264.2

PROVISION FOR NITROGEN AND PHOSPHATE PLANT SHUTDOWNS
2003
In June 2003, the company indefinitely shut down its Memphis, Tennessee nitrogen plant and suspended production of certain nitrogen products at its Geismar, Louisiana facilities due to high US natural gas costs and low product margins. The company determined that all employee positions pertaining to the affected operations would be eliminated, and recorded $4.8 in connection with costs of special termination benefits in 2003. No significant payments relating to the terminations remain to be made.
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
Management expects to incur other shutdown-related costs of approximately $10.3 should applicable facilities be dismantled, and nominal annual expenditures for site security and other maintenance costs. The other shutdown-related costs have not been recorded in the consolidated financial statements as of December 31, 2005. Such costs will be recognized and recorded in the period in which they are incurred.
The phosphate feed plant at Kinston, North Carolina ceased operations in 2003. In that year, the company recorded $0.6 for costs of special termination benefits, $0.3 for parts inventory writedowns and $4.0 for long-lived asset impairment charges. The Kinston property was sold in 2004 for nominal proceeds. There was no significant gain or loss on sale.
No additional significant costs were incurred in 2005 or 2004 in connection with the plant shutdowns as described above.
Fair value for purposes of all impairment measurements was determined based on discounted expected future net cash flows.
PROVISION FOR PCS YUMBES S.C.M.
2004
In December 2004, the company concluded the sale of 100 percent of its shares of PCS Yumbes, which was included in its potash segment, to SQM. The company received proceeds of $34.5 in 2004 and $5.2 in 2005 in respect of the sale. The total gain was $3.5, of which $2.6 was recognized in 2004. The deferred portion of the gain will be recognized in earnings in proportion to any future dilution or sale of part or all of the company’s interest in SQM.
During 2004, the company recorded a writedown of $6.2, relating primarily to certain mining machinery and equipment that were not transferred to SQM under the terms of the agreement. For measurement purposes, fair value was determined in reference to market prices for similar assets. The machinery and equipment were sold in 2005 for nominal proceeds.
2003
In 2003, in connection with entering into the share purchase (and related) agreement with SQM, management conducted an assessment of the recoverability of the long-lived assets of the PCS Yumbes operations. As a result of its review, management determined that the carrying amounts of PCS Yumbes’ long-lived assets were not recoverable and recorded an impairment charge of $77.4, equal to the amount by which the carrying amount of the asset group exceeded fair value. Of the total impairment charge, $13.0 related to property, plant and equipment, $63.9 related to deferred preproduction costs and $0.5 related to deferred acquisition costs. For purposes of the impairment measurement, fair value was determined in reference to the commercial sale agreement referred to above. As part of the review, management also wrote down certain non-parts inventory by $50.2 due to the need to liquidate all inventories that would not be transferred to SQM under the agreement. The company recorded a provision of $1.8 in 2003 pertaining to contractual termination benefits to be paid to employees, primarily under Chilean law. The company had also incurred early termination penalties in respect of certain PCS Yumbes contractual arrangements and recorded a provision of $11.1 in 2003 for these contract termination costs. No significant payments remain to be made.

74	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

24.	INTEREST EXPENSE

	2005	2004	2003

Interest expense on
Short-term debt	$7.0	$3.4	$5.1
Long-term debt	88.4	86.5	88.7
Interest income	(13.1)	(5.9)	(2.5)

	$82.3	$84.0	$91.3

25.	INCOME TAXES
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.
The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income (loss) before income taxes as follows:

	2005	2004	2003
Income (loss) before income taxes
Canada	$381.5	$175.0	$16.3
United States	170.0	69.1	(86.3)
Trinidad	175.6	118.5	80.6
Other	83.2	67.7	(157.5)

	$810.3	$430.3	$(146.9)

Federal and provincial statutory tax rates	42.52%	43.36%	44.36%

Tax at statutory rates	$344.5	$186.6	$(65.2)
Adjusted for the effect of:
Writedown of PCS Yumbes	—	1.4	50.8
Gain on sale of long-term investments	—	(14.9)	—
Net non-deductible provincial taxes and royalties and resource allowances	(1.2)	8.1	7.5
Stock-based compensation deduction	(13.2)	(17.1)	(5.4)
Additional tax deductions	(14.8)	(11.0)	(11.8)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(48.9)	(26.7)	4.4
Other	1.0	5.3	(0.9)

Income tax expense (recovery)	$267.4	$131.7	$(20.6)

Details of income tax expense (recovery) are as follows:

	2005	2004	2003

Canada
Current	$170.5	$69.4	$14.9
Future	12.6	11.5	20.6
United States — Federal
Current	0.8	14.7	(16.4)
Future	30.8	(19.4)	(40.7)
United States — State
Current	2.2	2.2	(0.6)
Future	(12.8)	12.5	(8.5)
Trinidad and other
Current	53.8	19.1	2.1
Future	9.5	21.7	8.0

Income tax expense (recovery)	$267.4	$131.7	$(20.6)

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	75

25.	INCOME TAXES (CONTINUED)
The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2005	2004

Future income tax assets:
Loss and credit carryforwards	$266.2	$294.2
Accrued pension and other post-retirement benefits	80.3	78.3
Accrued environmental costs and asset retirement obligations	0.1	0.9
Other	44.4	31.8

Total future income tax assets	391.0	405.2

Future income tax liabilities:
Basis difference in fixed assets	833.6	814.3
Basis difference in investments	27.6	27.6
Other	73.1	62.7

Total future income tax liabilities	934.3	904.6

Net future income tax liability	$543.3	$499.4

The company has determined that it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.
At December 31, 2005, the company has income tax losses carried forward of approximately $531.0 that will begin to expire in 2018. In addition, the company has alternative minimum tax credits of approximately $19.9 that carry forward indefinitely. The benefit relating to these amounts has been recognized by reducing future income tax liabilities.

26.	NET INCOME (LOSS) PER SHARE

	2005	2004	2003

Basic net income (loss) per share[1]
Net income (loss) available to common shareholders	$542.9	$298.6	$(126.3)

Weighted average number of common shares	108,568,000	107,967,000	104,460,000

Basic net income (loss) per share	$5.00	$2.77	$(1.21)

Diluted net income (loss) per share[1]

Net income (loss) available to common shareholders	$542.9	$298.6	$(126.3)

Weighted average number of common shares	108,568,000	107,967,000	104,460,000
Dilutive effect of stock options	2,510,000	2,772,000	—

Weighted average number of diluted common shares	111,078,000	110,739,000	104,460,000

Diluted net income (loss) per share	$4.89	$2.70	$(1.21)

[1]	Net income (loss) per share calculations are based on full dollar and share amounts.
Diluted net income (loss) per share is calculated based on the weighted average number of shares issued and outstanding during the year. The denominator is: (1) increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year; and (2) decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. For performance-based stock option plans, the number of contingently issuable potential common shares included in the calculation is based on the number of shares that would be issuable based on period-to-date (rather than anticipated) performance, if the effect is dilutive. For years in which there was a loss applicable to common shares, stock options with exercise prices at or below the average market price for the year were excluded from the calculations of diluted net loss per share, as inclusion of these securities would have been anti-dilutive to the net loss per share.
Excluded from the calculation of diluted net income (loss) per share were average options outstanding of NIL (2004 — NIL; 2003 —2,239,861) as the options’ exercise price was greater than the average market price of the common shares for the year.

27.	STOCK-BASED COMPENSATION
The company has five stock-based compensation plans, which are described below. The company accounts for its grants under those plans in accordance with the fair value-based method of accounting for stock-based compensation. The compensation cost that has been charged against income for those plans was $37.3 (2004 — $35.3; 2003 — $6.6).
STOCK OPTION PLANS
The company has three stock option plans. Under the Officers and Employees Plan, the company may, after February 3, 1998, issue up to 13,852,250 common shares pursuant to the exercise of options.

76	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

27.	STOCK-BASED COMPENSATION (CONTINUED)
Under the Directors Plan, the company may, after January 24, 1995, issue up to 912,000 common shares pursuant to the exercise of options. No stock options have been granted under the Directors Plan since November 2002, and the PCS Board of Directors determined in 2003 to discontinue granting stock options to directors. Under both plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half vesting the following year.
On May 5, 2005, the company’s shareholders approved the 2005 Performance Option Plan under which the company may, after February 28, 2005 and before January 1, 2006, issue options to acquire up to 1,200,000 common shares. Under the plan, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. The key design difference between the 2005 Performance Option Plan and the company’s other stock option plans is the performance-based vesting feature. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over weighted average cost of capital.
A summary of the status of the plans as of December 31, 2005, 2004 and 2003 and changes during the years ending on those dates is presented as follows:
Number of Shares Subject to Option

	Performance Option Plan	Officers and Employees and Directors Plans
	2005	2005	2004	2003

Outstanding, beginning of year	—	6,400,730	10,876,022	11,638,750
Granted	1,188,500	—	—	1,399,072
Exercised	—	(2,459,594)	(4,397,324)	(2,061,700)
Cancelled	(2,500)	(45,380)	(77,968)	(100,100)

Outstanding, end of year	1,186,000	3,895,756	6,400,730	10,876,022

The company did not grant any stock options in 2004.

Weighted Average Exercise Price

	Performance Option Plan	Officers and Employees and Directors Plans
	2005	2005	2004	2003

Outstanding, beginning of year	$—	$38.14	$36.64	$31.95
Granted	88.25	—	—	39.50
Exercised	—	38.14	36.67	28.56
Cancelled	90.38	41.03	38.59	35.29
Outstanding, end of year	90.08	38.41	38.14	36.64
The weighted average grant-date fair value of options granted during the year was $34.5 (2004 — $NIL; 2003 — $15.7).
The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of	Number	Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Outstanding	Remaining Life	Exercise Price	Number	Exercise Price

Officers and Employees and Directors Plans
$21.84 to $31.50	828,000	5 years	$30.05	828,000	$30.05
$33.01 to $42.85	1,977,059	7 years	$38.20	1,977,059	$38.20
$43.38 to $52.11	1,090,697	6 years	$45.13	1,090,697	$45.13

	3,895,756	6 years	$38.41	3,895,756	$38.41

Performance Option Plan
$88.23 to $94.28	1,186,000	9 years	$90.08	—	$—

	5,081,756	7 years	$50.46	3,895,756	$38.41

The foregoing options have expiry dates ranging from November 2006 to May 2015.
Prior to 2003, the company applied the intrinsic value-based method of accounting for the plans. Effective December 15, 2003, the company adopted the fair value-based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003. Since the company’s stock option awards at that time vested over two years, the compensation cost included in the determination of net income (loss) for years ended December 31, 2004 and 2003 is less than that which would have been recognized if the fair value-based method had been applied to all awards since the original effective date of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The following table illustrates the effect on net income (loss) and the related per-share amount if the fair value-based method had been applied to all outstanding and unvested awards in each period.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	77

27.	STOCK-BASED COMPENSATION (CONTINUED)

	2005	2004	2003

Net income (loss) — as reported	$542.9	$298.6	$(126.3)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18.4	8.8	0.8
Less: Total stock-based employee compensation expense determined under fair value-based method for all option awards, net of related tax effects	(18.4)	(12.8)	(14.8)

Net income (loss) — pro forma[1]	$542.9	$294.6	$(140.3)

[1]	Compensation expense under the fair value-based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future results.

	2005	2004	2003

Basic net income (loss) per share
As reported	$5.00	$2.77	$(1.21)
Pro forma	5.00	2.73	(1.34)
Diluted net income (loss) per share
As reported	$4.89	$2.70	$(1.21)
Pro forma	4.89	2.66	(1.34)
In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Year of Grant
	2005	2003	2002

Expected dividend	$0.60	$0.50	$0.50
Expected volatility	28%	27%	32%
Risk-free interest rate	3.86%	4.06%	4.13%
Expected life of options	6.5 years	8 years	8 years
DEFERRED SHARE UNIT AND OTHER PLANS
The company offers a deferred share unit plan to non-employee directors, which entitles those directors to receive discretionary grants of deferred share units (“DSUs”), each of which has a value equal to the market value of a common share at the time of its grant. The plan also allows each director to choose to receive, in the form of DSUs, all or a percentage of the director’s fee, which would otherwise be payable in cash. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price at that time. As of December 31, 2005, the total DSUs held by participating directors was 63,635 (2004 — 50,999; 2003 — 35,906).
The company offers a performance unit incentive plan to senior executives and other key employees. The performance objectives under the plan are designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders over the three-year performance period ending December 31, 2005. Total shareholder return measures the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards is based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards is based on the extent to which the total shareholder return matches or exceeds the total shareholder return of the common shares of a pre-defined peer group. Vested units are settled in cash based on the common share price generally at the end of the performance period. Compensation expense for this program is recorded over the three-year performance cycle of the program. The amount of compensation expense is adjusted over the three-year performance cycle to reflect the current market value of common shares and the number of shares vested in accordance with the vesting schedule based upon total shareholder return and such return compared to the company’s peer group.

28.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Derivative financial instruments are financial contracts whose value is derived from a foreign exchange rate, interest rate or commodity index. The company uses derivative financial instruments, including foreign currency forward contracts, futures, swaps and option agreements, to manage foreign exchange, interest rate and commodity price risk. Any derivative transactions that are specifically designated (and qualify) for hedge accounting are considered by the company to be off-balance sheet items since they are not recorded at fair value on the Consolidated Statements of Financial Position. The notional amounts of the company’s financial instruments described below represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. These notional amounts do not represent assets or liabilities and therefore are not reflected in the Consolidated Statements of Financial Position.
The company manages interest rate exposures by using a diversified portfolio of fixed and floating rate instruments. The company’s sensitivity to fluctuations in interest rates is substantially limited to certain of its cash and cash equivalents, short-term debt and long-term debt. During the year, the company terminated its interest rate swap contracts that effectively converted a notional amount of $225.0 (2004 — $300.0) of fixed rate debt (due 2011) into floating rate debt for cash proceeds of $1.8 (2004 — $3.0) and a gain of $1.6 (2004 — $0.8). Hedge accounting on all terminated interest rate swap contracts was discontinued prospectively. The associated gains are being amortized over the remaining term of the related debt as a reduction to interest expense. No interest rate swap contracts were outstanding as at December 31, 2005 or 2004.
In addition to physical spot and term purchases, the company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the committed

78	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

28.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
and anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit which are utilized to reduce cash margin requirements to maintain the derivatives. At December 31, 2005, it had collected cash margin requirements of $173.7 (2004 — $28.5) which were included in accounts payable and accrued charges (see Note 11).
As at December 31, 2005, the company had derivatives qualifying for hedge accounting in the form of swaps which represented a notional amount of 82.3 MMBtu with maturities in 2006 through 2015. As at December 31, 2005, deferred losses from settled hedging transactions were $7.2 (2004 — $3.0).
As at December 31, 2005, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $43.0 (2004 — $54.1) at an average exchange rate of 1.1852 (2004 — 1.2306). The company also had small forward contracts outstanding as at December 31, 2005 to reduce exposure to the euro. Maturity dates for all forward contracts are within 2006 and 2007.
The company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. It anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts.
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
Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued charges is assumed to approximate carrying value. The fair value of the company’s gas hedging contracts at December 31, 2005 approximated $277.1 (2004 — $66.5). Futures contracts are exchange-traded and fair value was determined based on exchange prices. Swaps and option agreements are traded in the over-the-counter market and fair value was calculated based on a price that was converted to an exchange-equivalent price. The fair value of the company’s notes payable at December 31, 2005 approximated $1,324.9 (2004 — $1,383.2) and reflects a current yield valuation based on observed market prices. The fair value of the company’s other long-term debt instruments approximated carrying value.

29.	CONTINGENCIES
CANPOTEX
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2005, 2004 or 2003.
MINING RISK
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.
INVESTMENT IN APC
The company is party to a shareholders agreement with Jordan Investment Company (“JIC”) with respect to its investment in APC. The terms of the shareholders agreement provide that, from October 17, 2006 to October 16, 2009, JIC may seek to exercise a put option (the “Put”) to require the company to purchase JIC’s remaining common shares in APC. If the Put were exercised, the company’s purchase price would be calculated in accordance with a specified formula based, in part, on future earnings of APC. The amount, if any, which the company may have to pay for JIC’s remaining common shares if there was to be a valid exercise of the Put is not presently determinable.
LEGAL AND OTHER MATTERS
In 1994, PCS Joint Venture responded to information requests from the US Environmental Protection Agency (“USEPA”) and the Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) regarding conditions at its Moultrie, Georgia location. PCS Joint Venture believes that the lead-contaminated soil and groundwater found at the site are attributable to former operations at the site prior to PCS Joint Venture’s ownership. In 2005, the GEPD approved a Corrective Action Plan to address environmental conditions at this location. As anticipated, the approved remedy requires some excavation and off-site disposal of impacted soil and installation of a groundwater recovery and treatment system. PCS Joint Venture began the remediation in November 2005. No significant change to management’s estimate of accrued costs was required as of December 31, 2005 as a result of approval of the remedial action plan.
In 1998, the company, along with other parties, was notified by the USEPA of potential liability under the US federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order and Consent with the USEPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	79

29.	CONTINGENCIES (CONTINUED)
and another party are sharing the costs of the RI/FS. The draft feasibility study has been submitted for review and approval. The parties are reviewing comments of the USEPA and Florida Department of Environment on the draft feasibility study and will respond to such comments in the first quarter of 2006. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed, nor to what extent costs incurred may be recoverable from third parties.
In 2003, the USEPA notified PCS Nitrogen that it considers PCS Nitrogen to be a potentially responsible party with respect to a former fertilizer blending operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen site, formerly owned by a company from whom PCS Nitrogen acquired certain other assets. In March 2005, the USEPA released for public comment a range of remedial alternatives and a proposed remedy for this site. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the site, filed a petition in the United States District Court for the District of South Carolina seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs at the site and reimbursement of environmental response and other costs incurred and to be incurred by Ashley II of Charleston, L.L.C. In December 2005, PCS Nitrogen filed a motion to dismiss the petition filed by Ashley II of Charleston, L.L.C. PCS Nitrogen expects that the United States District Court will issue a decision on the motion to dismiss in early 2006. In February 2006, PCS Nitrogen and other potentially responsible parties received a notice from the USEPA requesting reimbursement of previously incurred response costs of approximately $3.0 plus interest, and the performance or financing of future site investigation and response. PCS Nitrogen will continue to monitor these and other developments with respect to the site. PCS Nitrogen intends to vigorously defend its interests in these actions. It will also continue to assert its position that it is not a responsible party and to work to identify former site owners and operators that would be responsible parties with respect to the site.
The USEPA announced an initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted hazardous waste compliance evaluation inspections at numerous phosphate operations, including the company’s plants in Aurora, North Carolina, Geismar, Louisiana and White Springs, Florida. In September 2005 and December 2005 respectively, the USEPA notified the company of various alleged violations of the Resource Conservation and Recovery Act at its Aurora and White Springs plants. The company is currently reviewing these notices. At this early stage, it is unable to evaluate the extent of any exposure that it may have in these matters.
The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites. Based on current information, it believes that its future obligations with respect to these facilities and sites are not reasonably likely to have a material adverse effect on the company’s consolidated financial position or results of operations.
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
Various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and there exist inherent uncertainties in predicting such outcomes, it is management’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on the company’s consolidated financial position or results of operations.

30.	GUARANTEES
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
The company enters into agreements in the normal course of business that may contain features which meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives, and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2005, the maximum potential amount of future (undiscounted)  payments under significant guarantees provided to third parties approximated $236.8. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2005, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other

80	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

30.	GUARANTEES (CONTINUED)
obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 12, and the cash margin requirements to maintain derivatives as disclosed in Note 28.
The company has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance requirements designed to ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks in the state. The new requirements became effective in July 2005 and include financial strength tests that are more stringent than under previous law and a requirement that gypsum stack closure cost estimates include the cost of treating process water. The company has met its financial assurance responsibilities as of December 31, 2005. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists (see Note 15).
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation (“D&R”) plans. In 2001, agreement was reached with the provincial government on the financial assurances for the D&R plan to cover an interim period to July 1, 2005. In October 2004, this interim period was extended to July 1, 2006. A government/industry task force has been established to assess decommissioning options for all Saskatchewan potash producers and to produce mutually acceptable revisions to the plans. The company has posted an irrevocable Cdn $2.0 letter of credit as collateral.
During the year, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2005, $18.7 of letters of credit were outstanding (2004 — $15.1).
The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

31.	RELATED PARTY TRANSACTIONS
Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2005 were $577.1 (2004 — $421.9; 2003 — $260.6). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 5).
Potash purchases from SQM in 2005 were $NIL (2004 — $7.0; 2003 — $13.1). Potassium nitrate sales to SQM for 2005 were $NIL (2004 — $25.1; 2003 — $25.8). All transactions with SQM were settled on normal trade terms at negotiated prices that approximated market value.

32.	COMPARATIVE FIGURES
Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian GAAP varies in certain significant respects from US GAAP. As required by the United States Securities and Exchange Commission, the effect of these principal differences on the company’s consolidated financial statements is described and quantified below:
(a) Long-term investments: The company’s investments in ICL and Sinofert are stated at cost. US GAAP requires that these investments be classified as available-for-sale and be stated at market value with the difference between market value and cost reported as a component of Other Comprehensive Income (“OCI”).
Certain of the company’s investments in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP and in certain other respects from US GAAP. The company’s share of earnings of these equity investees under Canadian GAAP has been adjusted for the significant effects of conforming to US GAAP.
(b) Property, plant and equipment and goodwill: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP, as past provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of the assets. Under US GAAP they were measured based on fair value, which was lower than the undiscounted cash flow from use together with the residual value of the assets. Fair value for this purpose was determined based on discounted expected future net cash flows.
(c) Depreciation and amortization: Depreciation and amortization under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of property, plant and equipment under Canadian and US GAAP.
(d) Exploration costs: Under Canadian GAAP, capitalized exploration costs are classified under property, plant and equipment. For US GAAP, these costs are generally expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.
(e) Pre-operating costs: Operating costs incurred during the start-up phase of new projects are deferred under Canadian GAAP until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP requires that these costs be expensed as incurred.
(f) Asset retirement obligations: The company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, for US GAAP purposes effective January 1, 2003. A GAAP difference arises because the equivalent Canadian standard was not adopted until January 1, 2004.
(g) Pension and other post-retirement benefits: Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the pension valuation

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	81

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
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
(h) Foreign currency translation adjustment: The company adopted the US dollar as its functional and reporting currency on January 1, 1995. At that time, the consolidated financial statements were translated into US dollars at the December 31, 1994 year-end exchange rate using the translation of convenience method under Canadian GAAP. This translation method was not permitted under US GAAP. US GAAP required the comparative Consolidated Statements of Operations and Consolidated Statements of Cash Flow to be translated at applicable weighted-average exchange rates; whereas the Consolidated Statements of Financial Position were permitted to be translated at the December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.
(i) Derivative instruments and hedging activities: Under Canadian GAAP, effective January 1, 2004, derivatives used for non-trading purposes that do not qualify for hedge accounting are carried at fair value on the Consolidated Statements of Financial Position, with changes in fair value reflected in earnings. Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts, which are not applicable to the company. Gains and losses on derivative instruments held within an effective hedge relationship are recognized in earnings on the same basis and in the same period as the underlying hedged items. There is no difference in accounting between Canadian and US GAAP in respect of derivatives that do not qualify for hedge accounting. Unlike Canadian GAAP, however, the company recognizes all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the Consolidated Statements of Financial Position for US GAAP purposes. Under US GAAP, the accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Ineffective portions of fair value or cash flow hedges are recorded in earnings in the current period.
(j) Provision for plant shutdowns: The 2003 provision for plant shutdowns included as a component of other expenses under Canadian GAAP includes $12.7 for writedowns of parts inventory. US GAAP requires that these writedowns be presented as a component of cost of goods sold.
(k) Provision for PCS Yumbes S.C.M.: The 2003 provision for PCS Yumbes included as a component of other expenses under Canadian GAAP includes $50.2 for writedowns of non-parts inventory. US GAAP requires that these writedowns be presented as a component of cost of goods sold.
(l) Comprehensive income: Comprehensive income is recognized and measured under US GAAP pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and OCI. OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. As described in Note 2, Canadian standards relating to comprehensive income are not effective until fiscal years beginning on or after October 1, 2006.
(m) Income taxes related to the above adjustments: The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.
(n) Income tax consequences of stock-based employee compensation: Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.
The application of US GAAP, as described above, would have had the following effects on net income (loss), net income (loss) per share, total assets and shareholders’ equity.

82	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	2005	2004	2003

Net income (loss) as reported — Canadian GAAP	$542.9	$298.6	$(126.3)
Items increasing or decreasing reported net income (loss)
Cash flow hedge ineffectiveness	2.3	2.6	—
Pre-operating costs	—	—	63.0
Depreciation and amortization	8.4	8.4	8.5
Exploration costs	(6.4)	—	—
Accretion of asset retirement obligations	—	3.3	(3.3)
Share of earnings of equity investees	3.7	—	—
Pension and other post-retirement benefits	2.4	(2.2)	2.0
Deferred income taxes relating to the above adjustments	(3.4)	(4.3)	(23.7)
Income taxes related to stock-based compensation	(17.2)	(15.9)	(4.4)

Net income (loss) — US GAAP	$532.7	$290.5	$(84.2)

Basic weighted average shares outstanding — US GAAP	108,568,000	107,967,000	104,460,000

Diluted weighted average shares outstanding — US GAAP	111,078,000	110,739,000	104,460,000

Basic net income (loss) per share — US GAAP	$4.91	$2.69	$(0.81)

Diluted net income (loss) per share — US GAAP	$4.80	$2.62	$(0.81)

Total assets as reported — Canadian GAAP	$5,357.9	$5,126.8	$4,567.3
Items increasing (decreasing) reported total assets
Inventory and other current assets	(7.2)	(0.4)	(2.7)
Available-for-sale securities (unrealized holding gain)	355.2	161.7	60.6
Fair value of derivative instruments	277.1	66.5	59.8
Property, plant and equipment	(118.1)	(126.5)	(134.9)
Exploration costs	(6.4)	—	—
Pension and other post-retirement benefits	14.1	11.7	13.9
Intangible asset relating to additional minimum pension liability	11.1	9.6	2.7
Investment in equity investees	4.8	—	—
Goodwill	(46.7)	(46.7)	(46.7)

Total assets — US GAAP	$5,841.8	$5,202.7	$4,520.0

Total shareholders’ equity as reported — Canadian GAAP	$2,132.5	$2,385.6	$1,973.8
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income (loss), net of related income taxes	343.2	96.8	31.2
Foreign currency translation adjustment	20.9	20.9	20.9
Accretion of asset retirement obligations	—	—	(3.3)
Provision for asset impairment	(218.0)	(218.0)	(218.0)
Depreciation and amortization	53.2	44.8	36.4
Exploration costs	(6.4)	—	—
Cash flow hedge ineffectiveness	4.9	2.6	—
Pension and other post-retirement benefits	14.1	11.7	13.9
Share of earnings of equity investees	3.7	—	—
Deferred income taxes relating to the above adjustments	27.0	30.4	34.7

Shareholders’ equity — US GAAP	$2,375.1	$2,374.8	$1,889.6

SUPPLEMENTAL US GAAP DISCLOSURE
Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151,“Inventory Costs”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and to require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during 2006. Earlier application is permitted. The company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	83

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment”, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. In 2005, the FASB released several related Staff Positions (“FSPs”) to help clarify and interpret this new guidance. The new rules modify certain measurement and expense recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. As described below, the company previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2003. The new standard is effective January 1, 2006. The company is assessing the impact of adoption on its consolidated financial position and results of operation, but does not expect it to be material.
In March 2005, the FASB issued FSP FIN 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities”, to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The guidance did not have a material impact on the company’s consolidated financial statements.
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations”. FIN No. 47 clarifies that the term Conditional Asset Retirement Obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance did not have a material effect on the company’s consolidated financial statements.
In March 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No.04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, that stripping costs incurred during production are variable inventory costs that should be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. The consensus will be effective for the company in 2006. The company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements. The EIC in Canada has reached a tentative conclusion on this issue that differs from the EITF consensus. Specifically, it has suggested that the activity of removing overburden and other mine waste minerals in the production phase represents either a component of inventory or a betterment to the mineral property, depending on the benefit received by the entity. The company is monitoring the developments and will determine the potential impact, if any, on its consolidated financial statements if and when related Canadian guidance is released.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which requires that changes in accounting principle be retrospectively applied as of the beginning of the first period presented as if that principle had always been used, with the cumulative effect reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments recorded to opening retained earnings. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with early adoption permitted. The company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 and is not expected to have a material impact on the company’s consolidated financial statements.
Available-for-Sale Security
The company’s investments in ICL and Sinofert are classified as available-for-sale. The fair market value of these investments at December 31, 2005 was $620.3 and the unrealized holding gain was $355.2.
Deferred Income Taxes
The total valuation allowance recognized for deferred income tax assets in 2005 was $45.5 (2004 — $29.4). The company has determined that it is more likely than not that the deferred income tax assets net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.

84	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
Stock-Based Compensation
Prior to 2003, the company applied the intrinsic value-based method of accounting for its stock option plans under US GAAP. Effective December 15, 2003, the company adopted the fair value-based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003 pursuant to the transitional provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Since the company’s stock option awards at that time vested over two years, the compensation cost included in the determination of net income (loss) for years ended December 31, 2004 and 2003 is less than that which would have been recognized if the fair value-based method had been applied to all awards since the original effective date of SFAS No. 123, “Accounting for Stock-Based Compensation”. The following table illustrates the effect on net income (loss) and net income (loss) per share under US GAAP if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2005	2004	2003

Net income (loss) — as reported under US GAAP	$532.7	$290.5	$(84.2)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18.4	8.8	0.8
Less: Total stock-based employee compensation expense determined under fair value-based method for all option awards, net of related tax effects	(18.4)	(12.8)	(14.8)

Net income (loss) — pro forma under US GAAP [1]	$532.7	$286.5	$(98.2)

[1]	Compensation expense under the fair value-based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future results.

	2005	2004	2003

Basic net income (loss) per share
As reported	$4.91	$2.69	$(0.81)
Pro forma	4.91	2.65	(0.94)
Diluted net income (loss) per share
As reported	$4.80	$2.62	$(0.81)
Pro forma	4.80	2.59	(0.94)
Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges.
The portion of gain or loss on derivative instruments designated as cash flow hedges that are effective at offsetting changes in the hedged item is reported as a component of accumulated OCI and then is reclassified into cost of goods sold when the product containing the hedged item is sold. Any hedge ineffectiveness is recorded in cost of goods sold in the current period. During the year, a gain of $48.6 was recognized in cost of goods sold (2004 — $43.0; 2003 — $89.9). Of the deferred gains at year-end, approximately $103.9 will be reclassified to cost of goods sold within the next 12 months.
Pensions and Other Post-Retirement Benefits
Amounts recognized in the Supplemental Schedule of Consolidated Financial Position for US GAAP purposes consist of:

	Pension		Other		Total
	2005	2004	2005	2004	2005	2004

Prepaid pension costs	$39.1	$28.5	$0.4	$8.8	$39.5	$37.3
Other intangible asset	11.1	9.6	—	—	11.1	9.6
Current liabilities	(0.4)	(16.0)	(8.1)	(7.8)	(8.5)	(23.8)
Long-term liabilities	(116.5)	(69.1)	(191.8)	(188.8)	(308.3)	(257.9)
Accumulated other comprehensive income	83.3	54.9	—	—	83.3	54.9

Net amount recognized	$16.6	$7.9	$(199.5)	$(187.8)	$(182.9)	$(179.9)

Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totalled $12.6 (2004 — $16.2). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	85
33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULES
The following supplemental schedules present the consolidated Financial Position, Operations and Retained Earnings, Comprehensive Income (Loss), Accumulated Other Comprehensive Income (Loss), and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31

	2005	2004

Assets
Current assets
Cash and cash equivalents	$93.9	$458.9
Accounts receivable	453.3	352.6
Inventories	515.3	393.8
Prepaid expenses and other current assets	41.1	37.9
Current portion of derivative instruments	103.9	38.2

	1,207.5	1,281.4
Derivative instruments	173.2	28.3
Property, plant and equipment	3,138.4	2,972.4
Other assets	1,226.8	823.6
Intangible assets	45.6	46.7
Goodwill	50.3	50.3

	$5,841.8	$5,202.7

Liabilities
Current liabilities
Short-term debt	$252.2	$93.5
Accounts payable and accrued charges	842.7	599.9
Current portion of long-term debt	1.2	10.3

	1,096.1	703.7
Long-term debt	1,257.6	1,258.6
Deferred income tax liability	690.2	521.6
Accrued pension and other post-retirement benefits	308.3	257.9
Accrued environmental costs and asset retirement obligations	97.3	81.2
Other non-current liabilities and deferred credits	17.2	4.9

	3,466.7	2,827.9

Shareholders’ Equity
Share capital	1,379.3	1,408.4
Additional paid-in capital	75.1	297.3
Retained earnings	577.5	572.3
Accumulated other comprehensive income	343.2	96.8

	2,375.1	2,374.8

	$5,841.8	$5,202.7

86	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31

	2005	2004	2003

Sales	$3,847.2	$3,244.4	$2,799.0
Less: Freight	249.7	238.7	234.5
Transportation and distribution	121.9	104.3	98.7
Cost of goods sold	2,337.5	2,207.9	2,141.2

Gross Margin	1,138.1	693.5	324.6

Selling and administrative	144.5	130.6	96.1
Provincial mining and other taxes	137.2	92.6	57.0
Foreign exchange loss	12.5	19.7	51.9
Share of earnings of equity investees	(55.8)	(30.9)	(12.4)
Other income	(9.7)	(48.5)	(20.8)
Other expenses	6.4	3.6	138.3

	235.1	167.1	310.1

Operating Income	903.0	526.4	14.5
Interest Expense	82.3	84.0	91.3

Income (Loss) Before Income Taxes	820.7	442.4	(76.8)
Income Taxes	288.0	151.9	7.4

Net Income (Loss)	532.7	290.5	(84.2)
Retained Earnings, Beginning of Year	572.3	341.7	478.2
Repurchase of Common Shares	(462.5)	—	—
Dividends	(65.0)	(59.9)	(52.3)

Retained Earnings, End of Year	$577.5	$572.3	$341.7

Net Income (Loss) per Share — Basic	$4.91	$2.69	$(0.81)

Net Income (Loss) per Share — Diluted	$4.80	$2.62	$(0.81)

Dividends per Share	$0.60	$0.55	$0.50

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts	87
33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31

	2005	2004	2003

Net income (loss)	$532.7	$290.5	$(84.2)

Other comprehensive income
Change in unrealized holding gains and losses on available-for-sale securities	193.5	101.2	42.7
Change in gains and losses on derivatives designated as cash flow hedges	255.0	49.3	98.3
Reclassification to income of gains and losses on cash flow hedges	(53.5)	(43.0)	(89.9)
Adjustment to additional minimum pension liability	(28.4)	(9.6)	23.4
Share of other comprehensive income of equity investees	1.1	—	—
Deferred income taxes related to other comprehensive income	(121.3)	(32.3)	(29.7)

Other comprehensive income, net of related income taxes	246.4	65.6	44.8

Comprehensive income (loss)	$779.1	$356.1	$(39.4)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31

	2005	2004	2003

Accumulated other comprehensive income (loss), beginning of year	$96.8	$31.2	$(13.6)
Other comprehensive income, net of related income taxes	246.4	65.6	44.8

Accumulated other comprehensive income, end of year	$343.2	$96.8	$31.2

The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2005	2004	2003

Unrealized gains and losses on available-for-sale securities	$236.3	$106.7	$39.0
Gains and losses on derivatives designated as cash flow hedges	182.4	47.4	43.1
Additional minimum pension liability	(55.4)	(36.4)	(30.0)
Share of other comprehensive income of equity investees	0.8	—	—
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)

Accumulated other comprehensive income, end of year	$343.2	$96.8	$31.2

88	NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS | in millions of US dollars except share and per-share amounts
33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the Years Ended December 31

	2005	2004	2003

Operating Activities
Net income (loss)	$532.7	$290.5	$(84.2)
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	234.0	231.6	218.9
Stock-based compensation	27.5	11.1	1.0
Loss (gain) on disposal of property, plant and equipment	11.8	(0.7)	1.0
Gain on sale of long-term investments	—	(34.4)	—
Provisions for nitrogen and phosphate plant shutdowns and PCS Yumbes	—	3.6	120.1
Writedown of inventories	—	—	62.9
Foreign exchange on deferred income tax	8.9	17.2	35.9
Provision for deferred income tax	43.5	30.6	3.0
Income taxes related to stock-based compensation	17.2	15.9	4.4
Undistributed earnings of equity investees	(37.2)	(22.2)	(8.4)
Other long-term liabilities	20.2	(2.3)	15.9
Changes in non-cash operating working capital
Accounts receivable	(107.6)	(51.9)	(39.5)
Inventories	(122.2)	(10.5)	14.5
Prepaid expenses and other current assets	(8.2)	(8.9)	9.4
Accounts payable and accrued charges	238.1	188.7	30.6

Cash provided by operating activities	858.7	658.3	385.5

Investing Activities
Additions to property, plant and equipment	(376.3)	(220.5)	(150.7)
Purchase of long-term investments	(190.9)	(105.5)	(178.3)
Proceeds from disposal of property, plant and equipment	7.2	2.5	—
Proceeds from sale of long-term investments	5.2	100.8	—
Other assets and intangible assets	5.9	(2.8)	(32.7)

Cash used in investing activities	(548.9)	(225.5)	(361.7)

Financing Activities
Proceeds from long-term debt obligations	—	—	250.0
Repayment of long-term debt obligations	(10.1)	(1.0)	(3.4)
Proceeds from (repayment of) short-term debt obligations	158.7	(82.7)	(296.8)
Dividends	(65.4)	(56.1)	(52.3)
Repurchase of common shares	(851.9)	—	—
Issuance of common shares	93.9	161.2	58.9

Cash (used in) provided by financing activities	(674.8)	21.4	(43.6)

(Decrease) Increase in Cash and Cash Equivalents	(365.0)	454.2	(19.8)
Cash and Cash Equivalents, Beginning of Period	458.9	4.7	24.5

Cash and Cash Equivalents, End of Period	$93.9	$458.9	$4.7

34. SUBSEQUENT EVENT
In February 2006, the company exercised its option to acquire an additional 10-percent interest in the ordinary shares of Sinofert for cash consideration of $126.0, plus transaction costs. The additional investment increases the company’s interest to 20 percent.

POTASHCORP 2005 ANNUAL REPORT | APPENDIX       89
MARKET AND INDUSTRY DATA STATEMENT
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
Information in the preparation of this annual report is based on statistical data and other material available at February 27, 2006.
FOOTNOTES, SOURCES, ABBREVIATIONS, TERMS AND MEASURES

FOOTNOTES
1	Geographic Availability of Raw Materials	Source: Fertecon, EIA
2	Cost of New Capacity	Source: Fertecon
3	Greenfield	Definition: New operation built on undeveloped site
4	Greenfield Development Time	Source: Fertecon
5	Producing Countries	Source: Fertecon
6	State- or Subsidy-	Source: Fertecon, British Sulphur, PotashCorp
Controlled Production
7	Industry Operating Rate	Source: Fertecon, PotashCorp
8	PotashCorp Capacity	Source: Fertecon, PotashCorp
9	PotashCorp World	Source: Fertecon; Blue, Johnson; Agrium;
	Position by Capacity	PotashCorp
10	Total World Demand	Source: Fertecon
11	PotashCorp Share of	Source: Fertecon; Blue, Johnson; Agrium;
	World Production	PotashCorp

ABBREVIATED COMPANY NAMES AND SOURCES*
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
BASF	BASF Group (Xetra: BAS, NYSE: BF), USA
Belaruskali	PA Belaruskali, Belarus
Blue, Johnson	Blue, Johnson & Associates, USA
BPC	Belarusian Potash Company, Belarus
British Sulphur	British Sulphur Consultants, UK
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries, Inc., USA
Cherokee Chem	Cherokee Nitrogen Co., USA
Christensen	Christensen, USA
CNC	Caribbean Nitrogen Company, Trinidad
Coastal	Coastal Catalyst and Chemical Co., USA
Coronet	Coronet Industries, Incorporated, USA
CVRD	Companhia Vale do Rio Doce, Brazil
DJUSBM	Dow Jones U.S. Basic Materials Index, USA
DSM	DSM Chemicals North America Inc. (XAMS: DSMA, NYSE: DSMKY), USA
Dyno	Dyno Nobel Limited, Norway
FAO	Food and Agriculture Organization of the United Nations, USA
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: CHIM), Israel
IFA	International Fertilizer Industry Association, France
IFDC	International Fertilizer Development Center, USA
IMC	IMC Global Inc. (now Mosaic), USA
IMF	International Monetary Fund, USA
Innovene	Innovene USA LLC, USA
Intrepid	Intrepid Potash, USA
Kali & Salz (K&S)	Kali und Salz GmbH (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
Marsoft	Marsoft Inc., USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NCPC	North Carolina Phosphate Company, USA
NOLA	New Orleans, Louisiana, USA
NYMEX	New York Mercantile Exchange, USA
OCP	Office Cherifien des Phosphates, Morocco
OMS	Overseas Marine Services, USA
Oswal	Oswal Chemicals & Fertilizers Limited, India
Pemex	Petroleos Mexicanos, Mexico
PhosChem	Phosphate Chemical Export Association, Inc., USA
PPI	Potash & Phosphate Institute, USA
PPIC	Potash & Phosphate Institute of Canada, Canada
Silvinit	JSC Silvinit, Russia
Sinofert	Sinochem Hong Kong Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Terra	Terra Industries, Inc. (NYSE: TRA), USA
TFI	The Fertilizer Institute, USA
Thomson Financial	Thomson Financial Inc., USA
Tringen	Trinidad Nitrogen Co., Limited, Trinidad
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali, Russia
US Chem	U.S. Agri-Chemicals Corporation, USA
USDA	US Department of Agriculture, USA
Yara	Yara International (Formerly Hydro Agri and Hydro Gas and Chemicals) (Oslo: YAR), Norway

GLOSSARY OF TERMS
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium).
Consumption vs Demand	Product applied vs product purchased
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the United States.
PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp, Mosaic and Mississippi Phosphates Corporation. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.
State- or Subsidy-	State-controlled: Operational control in the hands of the state
Controlled Production	Subsidy-controlled: The state provides subsidies which control the economic viability of the operation

SCIENTIFIC TERMS
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5(liquid)
	MCP	monocalcium phosphate, 48.1% P2O5 (solid)
	DCP	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2%P2O5 (solid)
Potash	KCl	potassium chloride, 60-63.2% (solid)

FERTILIZER MEASURES
P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products
*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

ANYTIME
At PotashCorp
our commitment to transparent disclosure is evident in all our communications — but the most recent information can always be found on our award-winning website. Visit our Investor Relations section for market overviews, web-exclusive features, management videos, the latest news releases, dividend notices and more — all before your coffee gets cold.
www.potashcorp.com/investor_relations