Form 10-K, Exhibit 13
period 2006-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2007-02-27
CIK 855931

Exhibit 13

ENRICHING FOOD

ENRICHING LIFE

PotashCorp
Helping Nature Provide

2006 FINANCIAL REVIEW
ANNUAL REPORT

ENRICHING FOOD AND LIVES
PotashCorp’s high-quality potash, nitrogen and phosphate restore and strengthen the earth’s soils. As the world’s largest fertilizer enterprise by capacity, we help farmers produce the nutritious crops that enrich food — and lives.
To PotashCorp, however, enriching lives means more than growing crops. It means helping people gain access to healthier food, particularly in offshore nations experiencing explosive economic growth. It means supplying animal feed ingredients to nourish cattle, poultry and other meat sources to improve the protein content of diets. It means playing a critical role in the emerging drive to produce crop-based energy sources like ethanol and other biofuels, which will compete with food for crops and land. It means producing industrial products used to make consumer goods ranging from cola drinks to plasma TVs. Finally, it means improving the crop yield from a limited arable land base as part of the fight against climate change.
By contributing to lives in these ways, we lay the foundation for our success — and enrich the lives of the stakeholders we serve.

NUTRIENTS THAT ENRICH
PotashCorp converts the potash, nitrogen and phosphate derived directly or indirectly from nature to a form that plants and animals can easily use.

POTASH	NITROGEN	PHOSPHATE

the quality nutrient	the cell builder	the energizer

is mined from deposits left behind when prehistoric seas evaporated. Potassium strengthens plant root systems, improves color, texture and durability, increases yields and adds to handling and storage qualities. As a feed supplement, it aids animal growth and milk production. In industry, it is used in such products as computer and TV screens, soaps, de-icers and water softeners.
	is “mined” from the air (which is 78 percent nitrogen) and converted into forms that can be directly used by plants and animals. An essential part of proteins and amino acids, nitrogen speeds growth, is critical to plant yield and quality, and is needed for maturation. Industry uses it for plastics, resins and adhesives.	is mined from deposits containing ancient sea fossils. It is processed into intermediate phosphoric acid that can be sold or further processed into fertilizer, feed and industrial products. Critical to key plant energy reactions, phosphorus speeds maturity and cell reproduction. As a feed supplement, it is essential for growth and cell repair. Industrial applications include soft drinks, food products and metal treatment.

1
POTASHCORP | 2006 | FINANCIAL REVIEW

1	2 Core Businesses and Markets	2	The Global Development Story
	The global drivers of our success, our markets and the heart of what makes us PotashCorp.	4	Overview of Our Global Enterprise
		6	The World Leader in Potash
		8	Trinidad Production Gives Nitrogen Advantage
		10	The Specialty Phosphate Producer

2	12 Objectives and Strategies	12	Objectives and Strategies
	What we are trying to achieve and how we plan to do it.	13	Our Potash Strategy
		14	Our Nitrogen Strategy
		15	Our Phosphate Strategy

3	16 Capability to Deliver	16	Potash: We Supply the World
	How we accomplish what we’ve promised, the drivers of our business and the risks we must manage.	17	Nitrogen: Increasing Our Trinidad Advantage
		18	Phosphate: Building on Our Product Diversity
		19	Key Performance Drivers
		20	Rewarding Results
		21	Managing Risk

4	23 Performance and Prospects	23	Factors That Shaped 2006 Business Conditions
	What we achieved in 2006 and our outlook for 2007 and beyond, plus key sensitivities, cash flow, liquidity and capital resources, and critical accounting estimates.	25	2006 Financial Overview
		26	Business Segment Review
		37	2007 Outlook
		39	Liquidity and Capital Resources/Management
		44	Accounting Estimates and Changes

5	50 Financial Information	50	Financial Performance Indicators
	Key information and data about PotashCorp in 2006, including financial indicators and consolidated financial statements.	54	Independent Registered Chartered Accountants’ Reports
		56	Consolidated Financial Statements
		89	Appendix

MANAGEMENT’S DISCUSSION & ANALYSIS
of Financial Condition and Results of Operations (in US Dollars)
The following discussion and analysis is the responsibility of management and is as of February 20, 2007. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to us (which is not incorporated by reference herein) can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
2006 AT A GLANCE: THE POTASH ADVANTAGE
Our Potash First strategy is based on factors that give the nutrient a unique position in the fertilizer universe.

	POTASH — K	NITROGEN — N	PHOSPHATE — P

Base Product	Potassium chloride (KCl)	Ammonia (NH3)	Phosphoric acid (P2O5)

Availability of Raw Materials [1]	Very limited	Abundant (natural gas)	Limited

Cost of New Capacity [2]	~ $1.6 billion / 2 MMT KCl	~ $700 million / 1 MMT NH3	~ $1.3 billion / 1 MMT P2O5

Greenfield [3] Development Time [4]	5-7 years	2-3 years	3-4 years

Producing Countries [5]	12	~ 60	~ 40 (based on phosphoric acid)

State- or Subsidy-Controlled Capacity [6]	19%	57%	47%

Industry Operating Rate [7]	82%	85%	78%

PotashCorp Capacity [8]	12.9 MMT potassium chloride	3.9 MMT ammonia	2.4 MMT phosphoric acid

PotashCorp % of World Capacity	22	2	6

PotashCorp World Position	# 1	# 4	# 3
by Capacity [9]

1-9, See Appendix — Footnotes, Page 89
MMT = million metric tonnes

2          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CORE BUSINESSES & MARKETS

SECTION 1
CORE BUSINESSES AND MARKETS

DEMAND FOR FERTILIZER RISES WITH ECONOMIC GROWTH AND CHANGING PRIORITIES
The success of a global fertilizer enterprise like PotashCorp continues to be driven by the rapid growth of offshore economies. The countries experiencing this growth — many of them in Asia — are also characterized by increasing demand for dietary protein, rising populations and shrinking land bases per capita. These factors combine to put great pressure on producers to improve crop yields.
Compounding this pressure to produce is the emerging demand for biofuels as a renewable energy source. By competing for crops, food and fuel markets have begun to strain the world’s grain production system.
These drivers of today’s fertilizer demand offer great opportunities for our global enterprise, and raise expectations for it.

Our Story Starts with Economic Growth
With Asian nations leading the way, the world economy grew by over 5 percent in 2006. Higher incomes in China — which surpassed its 2005 economic growth — India, Malaysia, Indonesia and other Asian countries gave hundreds of millions of people the ability to afford healthier diets and improved lifestyles.
Demand for Food Rises as Economies Grow
With the world population rising by 75 million a year and per capita income increasing in countries with emerging economies, more money is being spent on better-quality, protein-rich food, especially meat. Meat requires more grain, oilseed meal, and phosphate and nitrogen feed supplements to nourish the animals that provide it. With shrinking agricultural land bases, China, India and other Asian countries must increase imports to meet their food needs. Brazil, a rising agricultural powerhouse whose total production of meat, soybeans, sugar and ethanol reached record volumes in 2006, is helping meet this demand, along with traditional producers and exporters.
Biofuel Production Depends on Grain
High oil prices, desire for energy independence and growing environmental awareness have spurred nations worldwide to include crop-based biofuels in their energy strategies. Led by the US and Brazil, global ethanol production has doubled in the last four years to more than 14 billion gallons per year, while more than 1 billion gallons of biodiesel are now produced annually. This growth is expected to accelerate as countries allocate more of their crop production to biofuels. Ethanol could consume 20 percent of the US corn crop in 2007, rising to over 35 percent by 2015, according to Doane forecasts.
Grain Consumption Rises, Stocks Shrink
With production lagging behind consumption, grain continues to be withdrawn from world inventories, which now have less than two months’ supply in reserve. A sharp rise in demand, bad weather, supply problems or a disruption in the global distribution system could cause major difficulties.
China and India Led World Growth
The growth of PotashCorp’s business is tied to countries with accelerating GDP, where customers are eager to improve soil nutrient balance to meet the demand for meat-based diets.
World Biofuel Production Jumps in 2006
Demand for renewable fuel sources will compete with rising food needs for crops, driving farmers to produce more.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CORE BUSINESSES & MARKETS          3

Rising Demand Pushes Up Crop Prices
The combined demands of food and biofuel markets are driving up global crop prices. US wheat prices could exceed $5 a bushel in 2007. At over $3 a bushel, corn has reached a 10-year high, with futures already at $4. Farmers are expected to receive more than $7 a bushel for soybeans in 2007 despite high inventories, mainly because of competition for available land. Record sugar prices remain high, while those for palm oil and rice are strong and rising. US farmers are expected to respond to these prices by increasing wheat and corn plantings, reducing soybean acres and feeding their land the fertilizer it needs to produce high yields of quality crops.
Greater Need to Balance Soil Nutrient Application
Crops require the three primary nutrients — nitrogen, phosphate and potash — and there are no substitutes. While nitrogen has the most obvious impact on yield, phosphate and potash work with it to improve crop quality and disease resistance. A proper balance of all three nutrients is therefore required to maximize production. Potash, however, has been under-applied in many countries, due to tight farm credit policies or short supply. Countries such as China, India and Brazil now recognize the economic benefits of balanced fertilization and are beginning to adjust their applications accordingly.
Farmers Recognize Fertilizer’s Economic Impact
For major crops in the US, fertilization accounts for a relatively small part of farmers’ total production costs — between 4 percent and 14 percent. The return on this investment can be as much as three times what they spend. This is why farmers’ demand for fertilizer historically has been relatively inelastic to price.
The Solution Is Fertilizer — Especially Potash
The conclusion is clear: Farmers need to nurture their land to meet the increasing demand for crops to make both food and fuel for a rising global population. Adequate fertilization of the world’s limited and vital agricultural land is required to meet the challenges ahead. After decades of imbalanced fertilization practices in many countries, one of the most effective actions farmers can take is to add adequate potash to their soil. The multi-year growth story in potash is expected to continue.
Global Grain Stocks Falling in Response
More grain has been consumed than produced in most recent years, reducing the stocks-to-use ratio to the lowest level ever recorded. With little new arable land available, raising yields to keep production on pace with consumption depends on fertilization.
Significant Fertilizer Growth Potential
China and India could achieve recommended nutrient levels by each applying about 30 million more tonnes of KCI, N and P2O5 annually. Soybeans, Brazil’s major crop, draw nitrogen from the air but are hungry for potash.

This exciting development story explains why demand is growing for PotashCorp’s products, especially potash, the nutrient that has been last in the application chain. The following sections of this report will explain how we have prepared to meet that demand, today and in the future. We will describe our strategy and the resources we are putting behind that strategy, and discuss our 2006 financial performance and future prospects.

4          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » BUSINESS OVERVIEW
OVERVIEW OF OUR GLOBAL ENTERPRISE
PotashCorp’s business is built on the sale of potash, nitrogen and phosphate products. We have operations and strategic investments in eight countries and our products are sold in more than 50, serving three markets:
• Fertilizer, focused on balanced plant nutrition (N, P, K)
• Feed supplements, focused on animal nutrition (mainly P)
• Industrial, focused on products used in high-grade food, technical and other applications (N, P as phosphoric acid, K).
Through dedicated fertilizer, feed, industrial nitrogen and purified acid sales teams, we sell more than two-thirds of our N, P and K in North America.

PotashCorp Is the World’s Largest Fertilizer Producer
PotashCorp’s combined capacity in potash, nitrogen and phosphate fertilizer is unsurpassed. Our excess capacity in potash gives us the unique ability to meet demand as it rises.
OUR BUSINESS BEGINS WITH FERTILIZER
Fertilizer generated 60 percent of our net sales and 70 percent of gross margin in the past three years. Offshore customers took 50 percent of total fertilizer sales volumes in 2006, primarily potash and phosphate. Our nitrogen fertilizers are sold mainly in North America.
In both the Northern and Southern Hemispheres, fertilizers are mainly applied in the spring and fall. Government policy that influences farm income and subsidy levels affects fertilizer purchases in North America and offshore. Farmers base their application rates and purchasing decisions on such factors as crop prices, weather and subsidies.
Among major crops, rice, corn, wheat and cotton require all three nutrients while soybeans need mainly potash and phosphate. The amount of each nutrient required depends on crop and soil conditions.
POTASH IS THE CORE OF OUR FERTILIZER BUSINESS
Potash is the biggest earnings contributor to our fertilizer business and the focus of our long-term strategy. It typically generates about 60 percent of our total gross margin and provides the lion’s share of our global reach.
More than 60 percent of our potash goes offshore for use on rice, soybeans, sugar cane, corn and crops that produce palm oil, rubber, bananas, oranges and coffee. Our North American market has historically been stable.
The major crops used to produce ethanol and other biofuels vary, but all are heavy users of potash. The US, the largest ethanol producer, uses mainly corn, as do China and Argentina. Brazil, the second largest producer, and India rely on sugar cane. The US uses soybeans to produce biodiesel, while Malaysia and Indonesia plan to use palm oil to make biodiesel for power plants and vehicles.
Biofuel Crops Are Large Users of Potash
Rising demand for ethanol and other biofuels — which are made from potash-reliant crops — makes our excess capacity critical.
VARIED SALES TO VARIED CUSTOMERS
Our offshore customers are primarily governments and private importers. In North America, we sell to retailers, cooperatives and distributors that provide storage and application services to farmers, the end-users.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » BUSINESS OVERVIEW          5

We sell our Saskatchewan potash offshore through Canpotex, which markets for the province’s three producers. It competes globally with marketing agencies such as Belarusian Potash Company and International Potash Company and producers such as Israel Chemicals Ltd. (ICL) and Kali & Salz (K+S). Canpotex agents in growing markets ensure that our products are prominently represented.
PotashCorp Can Meet Rising Potash Demand
Canpotex sales and costs are allocated to its Saskatchewan owners based on their share of provincial potash capacity. Canpotex is well positioned to meet rising world demand, and PotashCorp will have the largest share of that.
Our sales group handles our New Brunswick potash and all North American potash sales. New Brunswick is well located for sales to Brazil and other Latin American countries, and to the eastern US. Our sales group also handles North American phosphate and all our nitrogen sales.
Our phosphate fertilizer is sold offshore by PhosChem, a US marketing association that includes producers Mosaic and CF Industries. PhosChem competes with other global producers and, in several countries, with domestic producers as well.
PRICING
China, India and Brazil are the largest offshore fertilizer customers. China buys from Canpotex under three-year memoranda of understanding, like the one signed in August 2006 for 2007-2009. Pricing is negotiated each year. India traditionally buys on six-month contracts, and Brazil on the spot market. Japan, Malaysia,
Indonesia, Vietnam and Thailand are other important offshore customers supplied by Canpotex.
North American customers buy N, P and K on the spot market for resale to farmers. Maintaining our position in this market depends on continually engaging with our customers through value-added alignments with dealers, whose success benefits us.
Customers typically put price first in their buying decisions for all our products. Next come reliability of supply and product quality, where PotashCorp ranks above the industry average, according to our annual customer surveys.
THE LOGISTICS OF HANDLING GROWTH
Approximately 40 percent of Canpotex’s offshore potash customers buy at the port where the product is loaded (FOB) and pay the freight costs. The remainder buy at their port of delivery with freight included (CFR), paid by Canpotex. Thus, changing freight rates affect our margins.
Most offshore phosphate sales are FOB, but North American phosphate and nitrogen sales are primarily CFR.
Saskatchewan’s distance from ports makes potash transportation and distribution costs significant. We reduce those costs by jointly marketing through Canpotex to offshore customers. For North American sales of all of our products, we operate a transportation department with approximately 200 distribution facilities and about 7,100 railcars.
FEED AND INDUSTRIAL BUSINESSES PROVIDE STABILITY
Sales of feed and industrial products are significantly less seasonal and cyclical than fertilizer sales.
We sell feed products — primarily phosphate with some nitrogen —mainly to US bulk feed producers that blend them into animal feeds. Brazil and Mexico are our largest offshore feed markets.
Industry uses nitrogen, phosphate and some potash to make a range of important products for modern living. Offshore, rising incomes are driving growth in demand for these industrial products. In the US, we enjoy long-term relationships with industrial customers, such as BASF and DSM in nitrogen and ICL Performance Products and Innophos in phosphate.

DEMAND DRIVERS
• Rising world population and economic growth

FERTILIZER
•	Desire for protein-rich diets
•	Acres planted and application rates
•	Crop selection and commodity prices
•	World grain stocks
•	Increasing biofuel production
•	Weather
•	Currency strength
•	Government policy
FEED
•	Demand for protein-rich diets from various animal sources
•	Herd and flock size
•	Government policy
INDUSTRIAL
•	Desire for products that contribute to modern living
•	Government policy

6          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH

THE WORLD LEADER IN POTASH

PotashCorp Is the Largest Potash Company
As world demand for potash rises, we will be able to respond. We have 12.9 million tonnes of existing low-cost capacity and in 2006 could produce 10 million tonnes of that. We expect to bring on the rest by the end of 2010. We believe we could add a further 2.8 million tonnes of new capacity by 2015.
The world’s largest potash producer by capacity, PotashCorp had an estimated 22 percent of global capacity in 2006. While our overall position was relatively unchanged, our share of excess capacity fell briefly (from 75 percent in 2005 to 55 percent in 2006) when the global operating rate dropped due to lack of demand during prolonged price negotiations with China and India. Competitors took capacity off-line, which increased their share of excess capacity. They quickly returned to near full operating rates when negotiations concluded. In 2007, our share of excess capacity is expected to be approximately 75 percent.
The flooding that closed Uralkali’s Berezniki 1 mine in late October made our excess capacity even more important.
Our business is enhanced by significant investments in producers Sociedad Quimica y Minera de Chile (SQM) in Chile, Arab Potash Company (APC) in Jordan and Israel Chemicals Ltd. (ICL) in Israel, and fertilizer distributor Sinofert Holdings Limited (Sinofert) in China.
POTASH ADVANTAGES
Potash is the best long-term fertilizer enterprise because it has many structural advantages over the other primary nutrient businesses.
First, only 12 countries produce significant amounts, as good deposits that are economical to mine are rare. Canada, Russia and Belarus together have nearly two-thirds of world reserves and production. Canada accounted for about 30 percent of 2006 global production, and PotashCorp provided half of that.
Producers in the former Soviet Union (Belaruskali, Uralkali and Silvinit), Germany (K+S) and Israel (ICL) are our major offshore competitors. China, India, Brazil and, increasingly, Southeast Asia are the principal markets for FSU producers and for Canpotex. Although restrained by tariffs, FSU producers ship into the European Union. Kali & Salz’s main markets are Europe and Brazil while ICL ships to India, China, Southeast Asia, Brazil and Europe.
Mosaic and Agrium are PotashCorp’s major North American competitors. Our share of Canadian producers’ sales to the North American market held steady in 2006 at 41 percent. While we have less exposure than Mosaic and Agrium combined to this historically stable market, we have more opportunity in and exposure to the growing offshore markets.
A second potash advantage is that most ownership is in the private sector, where decisions are more likely to be made for economic, not political, reasons. Global supply fundamentals are thus more market-oriented and stable. The significant government ownership that does exist is mainly in Belarus, where the economy and GDP growth depend heavily on US dollar-denominated potash sales. China’s production, mostly government-owned, is consumed internally.
Potash is used in more than 150 countries, and 80 percent is traded across borders. The growth markets are offshore nations with little or no indigenous production, where PotashCorp, through Canpotex, is a prominent supplier. China and the US are the largest importers.
Offshore Markets Offer Long-Term Growth in Potash Demand
The US market is large and mature, while sales to offshore countries, which have under-applied potash for years, are growing rapidly. China imports 75-80 percent of its requirements, India 100 percent and Brazil 85 percent.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH          7

Potash Sales Driven by Need for Food, Feed, Fiber, Fuel
Rising world demand for food, feed, fiber and biofuels could drive growth in potash demand up to 4 percent a year, with PotashCorp best able to respond.
Barriers to entry to the potash business are more significant than to nitrogen or phosphate. Reserves are limited mainly to Saskatchewan, Russia and Belarus, and greenfield costs are high and rising. We estimate that a conventional 2-million-tonne mine in Saskatchewan would cost at least $1.6 billion and take five to seven years to bring into production.
Since 1962, world potash demand has grown by 2.6 percent per year. Though industry consultants suggest it will continue at about 3 percent through 2010, rising demand for crops to make biofuels could push it up to 4 percent. Either rate would require 1.5-2 million tonnes of new production annually — roughly equivalent to opening a greenfield mine every year. Incremental expansions announced by competitors will be insufficient to keep pace with such growth in demand.
2006 Cost of Producing a Tonne of Potash
Our production cost structure has a low percentage of fixed costs, which allows us to vary production to meet market demand.
POTASH STRENGTHS

•	Majority of world excess capacity, which can be brought on stream quickly at a substantial discount to comparable greenfield capacity
•	Low-cost, flexible production, small percentage of fixed costs
•	Significant reserve life from existing mine shafts
•	Strong free cash flow to reinvest in internal growth or offshore opportunities
•	Solid contributions from investments in offshore producers
•	Few world producers, little government ownership
•	Substantial barriers to entry, with high cost and long lead time
•	No substitutable products for potash
POTASH WEAKNESSES

•	High Saskatchewan resource taxes and federal and provincial income taxes, relative to global competitors
•	High rail and ocean freight delivery costs of Saskatchewan potash, potential for rail bottlenecks
•	Some competitors working on low-cost incremental expansions
•	Production costs exposed to natural gas price risk, Canadian dollar volatility
•	Water inflow at New Brunswick increases production costs there and risks loss of production
POTASH OPPORTUNITIES

•	Long-term growth in consumption expected to continue
•	With competitors at or near capacity, our excess capacity allows us to achieve a higher share of offshore market growth
•	Potential need for supply to replace 1.2 million tonnes of lost production from Uralkali’s Berezniki 1
•	Potential for multi-year strength in agriculture driven by use of crops for food and biofuels
POTASH THREATS

•	Continued upward pricing trend may attract greenfield projects
•	Demand can be temporarily affected by changes in offshore markets
•	Short-term weaknesses in global supply/demand fundamentals affect PotashCorp disproportionately

8           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » NITROGEN

TRINIDAD PRODUCTION GIVES NITROGEN ADVANTAGE

Largest Offshore Ammonia Capacity in the
Western Hemisphere
Our long-term, lower-cost natural gas contracts in Trinidad give us an edge over most North American ammonia producers. Proximity to the US, which accounts for 40 percent of global imports, is also key to our Trinidad advantage.
A successful, sustainable nitrogen business requires access to a long-term, lower-cost natural gas source to make ammonia and downstream nitrogen products, plus proximity to the primary end-user. PotashCorp, the fourth largest global producer, enjoys both.
We produce two-thirds of our nitrogen in Trinidad, a country with extensive natural gas reserves and a stable, low-risk government, with the benefit of long-term, lower-cost gas contracts indexed to ammonia prices. Our large Trinidad operation is less than a week’s sailing time from our many port facilities in the US, the world’s largest ammonia importer and second largest consumer.
Nitrogen is a fragmented regional business with widespread production and use. China, India, Russia and the US are the largest producing countries. Only 10-12 percent of world production comes from the largest private sector companies: Yara (Norway), Agrium (Canada), PotashCorp, Togliatti (Russia) and CF Industries (US). China is by far the largest consumer.
The feedstock for all downstream nitrogen products, ammonia can generally be manufactured wherever there is an accessible natural gas reserve. When countries do not consume all their gas internally, they often choose to monetize it by converting it into a transportable nitrogen product or, in some regions, to liquefied natural gas (LNG), both mainly for export.
Despite this, only 13 percent of ammonia is traded across borders; much is used locally in industry and it is difficult and costly to transport. Specialized refrigerated and pressurized rail and ocean vessels are in short supply. Urea, a solid made from ammonia, is easier and cheaper to transport.
More than half of world ammonia capacity is government-owned, so production decisions can be made for political reasons and can significantly disrupt global nitrogen markets.
Historically, the world nitrogen business was cyclical, and in the last five years, high gas costs made the US industry its swing producer. The cycle would peak when US consumption exceeded supply, pushing up prices and attracting imports from lower-cost gas regions. This would reduce North American nitrogen prices to marginal producers’ cost of production, which was driven by US gas costs. When gas was $1-$2 per MMBtu, cycle peaks were short-lived. Since early 2000, however, US gas costs have risen substantially and generally held steady, permanently shuttering marginal nitrogen capacity, tightening supply and raising prices. As the US was the swing producer during this period, its high gas prices underpinned higher nitrogen prices, improving the profitability of global producers.
These peak conditions have lasted longer than in the past because high oil costs in Europe have pulled up natural gas prices there, shutting down marginal ammonia plants and raising nitrogen prices. Europe became a more attractive market for Russian, Ukrainian and Middle Eastern exporters eager to avoid the high transportation costs to the US Gulf. As a result, competitive pressures fell in the US, even as gas costs there declined. This decoupling of nitrogen and gas prices improved profitability of producers in the US and nearby, while Europe became the world’s swing producer. With tight supply/demand fundamentals and higher agricultural demand going into 2007, these favorable nitrogen conditions seem set to continue.
Natural Gas Price Affects Ammonia Production
Europe had the world’s highest natural gas costs in 2006, which shut down ammonia plants there and raised prices, attracting ammonia imports from nearby low-cost gas regions.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » NITROGEN          9

US Gas and Ammonia Prices Decouple
US ammonia prices decoupled from natural gas prices in 2006 as Europe became the world’s swing producer, improving the profitability of the US nitrogen industry.
During previous peak-of-cycle conditions, new nitrogen supply came on line quickly in low-cost gas regions. Now, however, spiking costs for construction of greenfield projects have tempered the effect of the high nitrogen prices. Costs that have risen by about 40 percent in less than two years have caused several projects planned in the Middle East and Trinidad to be deferred or scrapped, further extending the market strength in nitrogen.
Logistic/transportation costs regionalize North American nitrogen sales. Imported products move easily into the US Gulf, and have the greatest effect on competitors close to the Mississippi River system or the Gulf. These include CF Industries, Terra and Koch, which are among the first to curtail production when gas prices rise. We shuttered ammonia production at our Geismar plant in 2003 largely in response to imports. Our Augusta and Lima plants operate in interior regions somewhat insulated from Gulf imports and North American sources for which transportation costs are significant.
Most of our US-produced nitrogen is delivered to stable industrial customers with high expectations for product quality and delivery to keep their plants running efficiently.
NITROGEN STRENGTHS

•	Long-term, lower-cost natural gas contracts in Trinidad
•	67 percent of our ammonia production is in Trinidad, close to the US
•	About 85 percent of our US-manufactured ammonia is sold to stable industrial customers
•	Hedging program mitigates natural gas price risk related to US production
NITROGEN WEAKNESSES

•	33 percent of our ammonia production in the US, using higher-cost gas
•	Contractual commitments to US industrial customers may force us to operate unprofitably amid rising gas prices, as re-pricing may lag by 60-90 days
•	Many nitrogen plants globally, with significant government ownership and influence
NITROGEN OPPORTUNITIES

•	High US volume demand
•	Europe now acts as swing supplier with high gas costs, supporting stronger US prices
•	Multi-year strength in agriculture could favor fertilizers
•	Higher construction costs discourage greenfield plants
•	LNG projects in low-cost gas regions provide alternatives for monetizing gas, reducing new supply pressures in nitrogen
NITROGEN THREATS

•	Abundant low-cost natural gas in developing countries may lead to its monetization as nitrogen products
•	Small supply/demand fluctuations can significantly affect prices
•	Short construction period for new capacity can impact the market quickly
•	Reduction in differential between US and Trinidad natural gas prices could reduce our Trinidad advantage
•	Pending changes in transport regulations could substantially increase the cost of transporting ammonia and the difficulty in siting terminals
2006 Cost of Producing a Tonne of Ammonia
Natural gas accounts for between 75 percent and 90 percent of the cash cost of producing a tonne of ammonia. Our Trinidad contracts keep our overall average gas price down despite exposure of our US production to higher-cost gas.

10          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE

THE SPECIALTY PHOSPHATE PRODUCER

The phosphate business has long been identified with the solid fertilizer DAP. However, with over-abundant DAP capacity around the world, companies that can direct their phosphoric acid — the base for downstream fertilizers, feed supplements and products used by industry — into more profitable non-fertilizer areas have a long-term competitive advantage.
PotashCorp, the world’s third largest producer, has abundant and accessible phosphate rock low in metallic impurities. This permits economical processing and enables us to allocate about 40 percent of our phosphoric acid to industrial and feed products outside the fertilizer commodity cycle. The remainder goes into liquid and solid fertilizers.
It is necessary from an operational standpoint to produce more phosphoric acid than can be consumed in our industrial and feed products. Our high operating rate helps to spread phosphate’s fixed costs over more of this production. We are pursuing the development of alternative uses and markets for phosphoric acid, which would give us more flexibility to reduce solid fertilizer production.
The superior rock quality at Aurora and our wet process technology enable us to be a significant player in the growing, high-margin, purified acid business. Industrial customers depend upon its high quality. Industry demand is increasing globally, and the closure of several energy-intensive thermal plants has restructured US production.
Feed supplements are the other specialty phosphate business. We are one of several producers of Dical and Monocal, used primarily in beef and pork production, but Aurora’s quality rock gives us a competitive edge in producing DFP for poultry.
China, the US, Morocco and Russia are the largest phosphate producers, but rock deposits are not rare. Production takes place in approximately 40 countries, with nearly half traded across borders.
Governments own or control almost half of global production and often accept minimal or negative returns to support political objectives. As a result, world DAP capacity has surged. US DAP capacity was built for export markets, particularly China and India, which have developed domestic capacity. In both countries, the government has driven this expansion to reduce dependence on imports. Saudi Arabia is building a major DAP operation that is projected to come on line in 2010.
In the next five years, 6 million tonnes of DAP capacity is expected to be brought into production, according to industry consultants and producer announcements. Global demand grows by about 900,000 tonnes a year, so DAP’s long-term supply/demand fundamentals may be threatened unless permanent shutdowns offset this new production. However, the market was reasonably tight at the end of 2006 after permanent and indefinite plant closures in the US and Europe, together with a positive outlook for US and global demand.
The US, China and India are the world’s largest phosphoric acid consumers, and China, the US, India and Brazil are significant consumers of phosphate fertilizers. The US uses the most phosphate products for industry.

PotashCorp Rock Permits Phosphate Diversification
The high quality and low impurities of our phosphate rock enable us to make a wide range of phosphate products, including the purified acid required for industrial and feed products. We are one of only three purified acid producers in North America.
Lower Rock Costs Create Competitive Advantage
With phosphate rock supply tight, our abundant reserves close to our operations are of great value. We began drawing on our best reserves (NCPC) in 2002, and have kept our costs stable while competitors’ costs are rising.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE          11

The feed phosphate market is growing globally. It has declined in the US, although that has been tempered in part by rising meat production for export. Industry rationalization has improved the supply/demand dynamics, and rising global meat consumption makes the long-term outlook favorable.
In phosphate markets, Morocco’s OCP is our major offshore competitor, while we compete in North America with Mosaic, CF Industries, Mississippi Phosphate, Agrifos and Agrium. Moroccan and Israeli imports vie with us for North American industrial sales. Offshore fertilizer sales are made through PhosChem, which competes with global producers and, in India and China, with domestic producers as well. In China, indigenous producers compete for feed sales.
2006 Cost of Producing a Tonne of Phosphoric Acid
High fixed costs are associated with phosphate production. Our success in this segment depends on efficiently producing phosphoric acid and channeling it to products that have higher margins.
PHOSPHATE STRENGTHS

•	Significant low-cost phosphate rock reserves
•	High-quality rock and proven technology enable economical production of high-margin industrial and feed products
•	Mining near processing facilities provides cost advantage
•	Good position in North American purified acid and feed phosphate markets
PHOSPHATE WEAKNESSES

•	Product mix still requires some DAP/MAP production
•	Need to transport ammonia to DAP/MAP plants, which is becoming more difficult and costly
•	Higher sulfur, ammonia costs can negatively impact margins
•	Need to consider alternatives to Savannah import terminal, which receives ammonia for DAP production, as lease expires at end of 2008
•	High fixed costs mean plants do not perform profitably at lower operating rates
PHOSPHATE OPPORTUNITIES

•	Tight phosphate rock, phosphoric acid and solid fertilizer supply/demand fundamentals
•	Few companies globally with rock good enough to economically produce purified acid
•	Multi-year strength in agriculture could favor fertilizers
PHOSPHATE THREATS

•	Significant government control and intervention globally in constructing capacity and restricting imports
•	Increased offshore DAP production reduces US exports
•	Low DAP margins can cause producers to switch to feed production, hurting this business
•	High barriers to exit because of significant environmental restoration and remediation costs
•	Environmental and permitting requirements

What makes PotashCorp unique?
•	In potash — our excess capacity, which will serve a growing market

•	In nitrogen — our low-cost supply to the US from Trinidad

•	In phosphate — our rock quality enables diversification into feed and industrial products
On these characteristics, we are building and enriching our future.

12          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » OBJECTIVES & STRATEGIES

SECTION 2
OBJECTIVES AND STRATEGIES

HOW POTASHCORP SEES THE FUTURE
Our company’s goal is to be the partner of choice, providing superior value to all our stakeholders. We strive to be the highest quality low-cost producer and sustainable gross margin leader in the products we sell and the markets we serve.

OUR STRATEGY: Potash First for Growth, Trinidad Nitrogen and Purified Acid for Earnings Stability

Our strategy focuses on generating long-term growth while striving to minimize fluctuations in our upward-trending earnings line. This value proposition has given our stakeholders superior value for many years.
We apply this strategy by concentrating on our highest margin products. This dictates our Potash First strategy, which is driven by gross margin and long-term growth potential, and our emphasis on Trinidad nitrogen and purified phosphoric acid.
Our potash and purified acid businesses have sustained margins driven by less competitive pressure and lower-cost production than other products. Long-term natural gas contracts in Trinidad give us a significant cost advantage in nitrogen over US producers exposed to higher US gas prices that are unlikely to fall significantly.
We strive to grow PotashCorp by enhancing our position as supplier of choice to our customers, delivering the highest quality products at market prices when they are needed. We seek to be the preferred supplier to high-volume, high-margin customers
PotashCorp Builds on Strongest Businesses
Our strategy is to grow businesses that fall into the top right quadrant of lowest costs and competitive pressures — potash, our offshore potash investments and purified phosphoric acid.
with the lowest credit risk. It is critical that our customers recognize our ability to create value for them based on the price they pay for our products.
As we plan our future, we carefully weigh our choices for our strong cash flow. We base all investment decisions on cash flow return materially exceeding cost of capital, evaluating the best return on any investment that matches our Potash First strategy. Most of our recent capital expenditures have gone to investments in our own potash capacity, and we look to increase our existing offshore potash investments and seek other merger and acquisition opportunities in this nutrient. Expansion of Trinidad nitrogen and industrial phosphoric acid is another priority. We also consider share repurchase and increased dividends as ways to maximize shareholder value over the long term. In 2005, for example, we invested $852 million to buy 9.5 million PotashCorp shares at an average price of under $90 per share. At our 2006 closing share price, this had added over $510 million in shareholder value, and continued to appreciate after year-end.
Emphasis on Potash, Trinidad Nitrogen, Purified Acid
Focused on growth with minimal earnings volatility, we emphasize our highest margin businesses, leveraging our strengths to expand the most profitable areas in each segment.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH STRATEGY          13

OUR POTASH STRATEGY: Meet Rising World Demand with Our Excess Capacity

In potash, our business strategy is to fill rising world demand by bringing on our substantial existing excess capacity and adding new expansion capacity, while extending our global enterprise through strategic investments or acquisitions.
Growing offshore markets present us with great opportunities, and we are pacing our internal growth to ensure that our low-cost production will be ready to meet this demand as it arises. This is the basis for our potash value proposition.
This growth strategy is balanced by the stable defensive strategy we have followed for almost two decades — producing only what the market requires. Although consumption follows an upward-moving trend line, it may experience temporary fluctuations. Short-term events can affect buying patterns, as occurred in 2006 when extended price negotiations with China and India, continuing farm economic issues in Brazil, and low crop prices and higher input costs in US markets had an impact.
In addition to our potash operations, we have extended our global enterprise through investments in producers SQM, APC and ICL (32 percent, 28 percent and 10 percent ownership, respectively) and our 20-percent stake in Sinofert, China’s major fertilizer distributor. These investments provide strategic value and add to our bottom line.
APC, where we appoint the top four management positions, has a significant advantage in delivering potash to India and other Asian markets. Our investment in SQM gives us an influential position in the world’s leading producer of upgraded potash products used by specialized agricultural enterprises. By investing in Sinofert, we have partnered with the largest distributor in the fastest growing potash market.
Multiple greenfield mines of competitors offer the major long-term threat to our strategy but it is minimized by the lack of economic, long-lived, accessible deposits and the rapidly increasing capital cost and lengthy development time. Although higher potash prices and profitability increase the threat, our recent estimates suggest that current prices do not justify the investment. With a large capital commitment and no positive cash flow over the project period, building a new mine carries considerable risk.

Ensuring the World Has Enough Potash
Almost half of the growth in potash capacity in the next five years is expected to be provided by PotashCorp through restoration of idled capacity, debottlenecking and expansion projects.
PotashCorp Production Is Driven by Markets
When demand rises, our excess capacity offers significant gross margin potential as volumes and prices increase, and we can spread fixed costs over more tonnes, creating larger margins.

14           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » NITROGEN STRATEGY

OUR NITROGEN STRATEGY: Reduce Volatility by Building on Our Trinidad Asset

We enhance our overall strategy of growth with reduced volatility by maximizing Trinidad ammonia under our long-term, lower-cost natural gas contracts. The stability this provides in a high-cost US gas environment is the first component of our nitrogen value proposition. PotashCorp has developed the largest offshore ammonia capacity in the Western Hemisphere on these contracts and on proximity to the US.
Our primary nitrogen market is North America. We supply both the fertilizer and industrial markets while concentrating our US production on industrial sales. Our ammonia operations at Augusta and Lima are linked by pipeline to customer plants. Industrial customers buy over two-thirds of the urea we produce in the US and about 85 percent of the ammonia. Maximizing these stable sales is the second component of our nitrogen value proposition.
Margin volatility due to natural gas costs affects how we operate our US plants. In a high-cost gas environment, we may reduce operating rates and purchase product to meet customer commitments. Augusta and Lima produced ammonia and downstream products in 2006. Geismar, where ammonia production has been curtailed since 2003, processes imported ammonia into nitric acid for the industrial market and UAN for fertilizer when that market is sufficiently attractive. Memphis, temporarily shuttered in 2003, was permanently closed in 2006.
Our nitrogen strategy could be enhanced with partnerships that leverage our marketing and operations expertise in low-cost natural gas regions.

Trinidad Production and US Industrial Products
Drive Nitrogen Gross Margin
Our lower-cost Trinidad base provides significant, stable nitrogen gross margin, while we concentrate on industrial sales in the US. We employ a hedging program that mitigates the risk of US natural gas price volatility.
Natural Gas Contracts Keep Trinidad Costs Down
Multi-year, lower-cost contracts protect our Trinidad production costs, providing our nitrogen complex with most of its gas needs through 2011, declining thereafter, but subject to renegotiation before each contract expires.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE STRATEGY          15

OUR PHOSPHATE STRATEGY: Enhance Stability by Developing Industrial and Feed

With its high quality, few impurities and resulting low production costs, our phosphate rock allows us to maintain a diversified line of phosphate products. We can allocate our phosphoric acid to the most profitable downstream products, particularly purified acid and feed, rather than to fertilizers, which are affected by cyclicality. This increases earnings stability, which is the focus of our phosphate strategy.
In the stable US industrial phosphate business, where we are the lowest-cost producer with costs continuing to decline, our strategy is to opportunistically capture growing demand. Purified acid generates the segment’s highest margins, and we have responded to rising global demand by expanding to gain market share as competitors close high-cost, energy-intensive plants.
Our strategy in phosphate feed supplements is to focus on price rather than volumes in North America and develop infrastructure offshore to increase sales there. Supply/demand fundamentals have shifted as a result of curtailed production in North America, and long-term export growth is promoted by rising offshore meat production.
In phosphate fertilizers, our strategy is to maintain profitability by controlling costs. We allot phosphoric acid not used to make feed and industrial products to the most profitable combination of liquid and solid fertilizers that compete in this volatile market. By producing more tonnes, we lower our per-tonne fixed costs.
Although our phosphate business gains stability from industrial products, DAP must perform well for it to excel. The short-term market appears satisfactory but substantial overcapacity threatens DAP long-term, making continued development of non-fertilizer opportunities strategically important.
Industrial Products Provide Stability
Stable performance in industrial products and a strong turnaround in feed phosphate supplements justify our focus on higher-margin specialty phosphate products.

What makes PotashCorp strong?
•	With our Potash First strategy, we supply global growth in fertilizer demand but produce only what the market needs

•	In nitrogen, we leverage our lower-cost Trinidad production

•	In phosphate, we emphasize the industrial and feed products that provide earnings stability

16          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CAPABILITY TO DELIVER

SECTION 3
CAPABILITY TO DELIVER

OUR COMMITMENT
We deploy all necessary resources to ensure we can deliver on our value proposition and support our vision and strategy. Those resources start with an experienced management team that takes a broad view of our business, develops long-term strategies and commits the company to them. Our solid capital structure allows us to take advantage of opportunities and withstand short-term business fluctuations. Our substantial cash flow generation is both the cause and the result of our success. A productive workforce, motivated sales teams and coordinated transportation network round out the strengths that ensure we can deliver to our stakeholders.

Cash Goes to Excess Capacity and Investments
We use much of our cash to prepare for tomorrow’s demands: to bring on potash excess capacity, to add flexibility to our product mix or to invest in other world-class potash companies.
Strategy Determines Capital Expenditures
Consistent with our Potash First strategy, much of our capital went to restoring capacity at Allan and Lanigan. We also built on our Trinidad nitrogen and purified acid assets.

POTASH: We Supply the World

In 2006, we allocated more of our resources to potash, which provides quality earnings through growth, high margins and low volatility.
Tight global market conditions are expected to continue for the long term. After a temporary slowdown in 2006, our competitors are back to near full operating rates, so we must be ready to meet the world’s increasing need for potash.
We have 12.9 million tonnes of capacity but were set up and staffed to produce 10 million tonnes in 2006. Responding to demand, we produced only 7 million tonnes.
Preparing to Meet Rising World Demand
Much of our excess capacity has not been used since the mid-1980s, so we are investing the money to have it ready when it’s needed. Through a combination of bringing back idled capacity and expansions, we expect to have 13.5 million tonnes of capacity ready by the end of 2010 to meet rising world demand.
Beyond that, we believe we can make other expansions in Saskatchewan and New Brunswick that could add a net of
POTASHCORP PROJECTED CAPACITY
(million tonnes KCl)

2006 Production	7.0

2006 Idled capacity	3.0

2007 Allan and Esterhazy debottlenecks	0.5

2008 Lanigan debottleneck	1.5

2010 Cory and Patience Lake debottlenecks/expansions	1.5

2013 Esterhazy interest potentially depleted	(1.0)

2011-2015 Other SK and NB expansions	3.2

Total projected capacity before greenfield	15.7
By the end of 2010, we expect to have 13.5 million tonnes of potash ready if markets require it, with another 2.2 million tonnes (net) in the wings. This can be done at a substantial discount to the cost of equivalent greenfield capacity in Saskatchewan.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CAPABILITY TO DELIVER          17

2.2 million tonnes, for a potential total capacity of 15.7 million tonnes by 2015. This is apart from and in advance of potential greenfield projects.
To better meet the needs of tomorrow’s potash markets and improve the flexibility of our product mix, we are investing $114 million at Allan and Lanigan to add 1.25 million tonnes of compaction capacity. Increasingly sophisticated farming practices in North America, Brazil and China require upgraded granular potash to blend with granular nitrogen (urea) and solid phosphate fertilizers (DAP/MAP) for consistent one-pass application. Granular commands a premium of approximately $10 to $20 per tonne.
Labor, our most significant potash production cost, is stable. Three-year contracts were negotiated with the unions representing our employees at Allan, Cory, Patience Lake and Cassidy Lake in 2005 and at Lanigan in 2006 and with the Employees Association at Rocanville in 2006. Our New Brunswick operation is not unionized.
Broadening Our Offshore Investments
We continue to strengthen our global position by increasing our strategic investments in offshore companies. In February 2006, we spent $126 million to double our share in Sinofert to 20 percent, further enhancing our relationship with this vital link in China’s fertilizer chain. Sinofert controls 60 percent of the distribution of fertilizers imported by China, and generates more than half its gross margin through potash sales. We raised our ownership of specialty potash producer SQM in Chile from 25 percent to 32 percent in the fourth quarter of 2006, at a cost of $235 million.
Investing in Our Distribution Chain
Responding to the growth in world potash demand requires a distribution system that ensures we and Canpotex can meet future customer commitments.
Because most long-term growth in demand is expected to come from offshore markets, Canpotex is improving its distribution system. In 2006, work began on a $15-million project to increase capacity at its Portland, Oregon terminal by 1 million tonnes. Expansion alternatives for Vancouver’s Neptune terminal are being considered, along with a potential new export terminal on the West Coast.
Canpotex currently leases 3,500 specialized potash railcars and is preparing its fleet to meet new demand expectations. This could mean adding roughly 500 cars per year for the next few years.
Continued congestion at Brazil’s government-run terminals has made it difficult to meet that country’s rising potash demand. In 2006, we completed a $3.2-million terminal at Lavras, which can handle 70,000 tonnes of potash a year. We also partnered with two other companies to complete the Perola Fertilizer Terminal at the Brazilian port of Santos, paying $0.9 million for our 58-percent share and contributing a further $5.4 million for our share of construction costs. This terminal will handle potash principally, with annual throughput capability of 500,000 tonnes.
In North America, we have over 100 terminals in the US, most of which are on a variable cost basis, which means they are available if needed and we pay only when we use them.
We have a long-term contract with Canadian National Railway until 2010 while Canpotex has a contract with CP Rail until 2012. We continue to have excellent relationships with our major carriers.
Equity Investments Provide Strategic
and Monetary Value
The combined market value of all our offshore potash investments is $3.1 billion, more than $1.9 billion above their book value and equivalent to almost $29 per PotashCorp share.

NITROGEN: Increasing Our Trinidad Advantage

Our nitrogen strategy relies on our lower-cost Trinidad production, so we allocated cash to projects that allowed us to maximize production under our existing natural gas contracts. In 2005 and 2006, we invested $62 million to debottleneck all four ammonia production units, adding 294,000 tonnes of capacity. Strong nitrogen markets and efficient design have provided a payback period of less than three years at each unit.
We have signed long-term leases on ammonia vessels at fixed prices to lower transportation costs and secure our ability to deliver Trinidad product economically to the US. Ownership or major supply contracts at seven deepwater ports give us logistical strength and flexibility for these imports.
In our US production, we attempt to manage the volume and price volatility inherent in the nitrogen business through,

18           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CAPABILITY TO DELIVER
respectively, a focus on stable industrial demand and our natural gas hedging program.
We employ a 10-year hedging program to manage our US gas price risk. The amount of gas hedged in current and future years depends mainly on the amount of gas required to operate our US plants. We also consider future gas price opportunities relative to product pricing expectations, seasonal gas consumption, pricing and inventory/storage patterns and weather.
PotashCorp’s Nitrogen Sales by Plant
Our versatile Trinidad operation produces both fertilizer and industrial-grade nitrogen that supplements our high-margin US production for industrial customers. This enhances our Trinidad advantage.

PHOSPHATE: Building on Our Product Diversity

In phosphate, we stress the strategic position of industrial and feed products, with their lower costs, fewer competitive pressures, and higher prices and margins.
We supported this strategy in 2006 by completing an 82,000-tonne purified phosphoric acid circuit at Aurora at a cost of $75 million, $17 million of it spent in 2006. This is the fourth circuit at Aurora that uses the economical wet process production system.
With our Aurora DFP plant running well, we consolidated some of our other feed phosphate production to improve the cost structure of this business. This added to the significant margin improvement in feed phosphates in 2006.
US demand for solid fertilizers is expected to grow for the next few years and we are ensuring that our distribution system can effectively meet customer needs. We are also looking at options beyond 2009 when the global DAP market may become less attractive.
PotashCorp Is Lowest-Cost Purified Acid Producer
Higher-quality rock and more efficient technology give us the lowest landed cost for purified phosphoric acid in the US market. This makes our products attractive ingredients for food, metal finishing chemicals and more.

What makes PotashCorp reliable?
•	We are putting resources behind our strategy in all three nutrients to deliver on our value proposition

•	We consider our risks as we measure our progress in achieving our goals

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » KEY PERFORMANCE DRIVERS          19

KEY PERFORMANCE DRIVERS

Each year we set corporate-level targets — key performance indicators (KPIs) — to advance our goals and drive desired results. In 2006, we took the next step, engaging our employees to set more detailed department and individual KPIs aligned with our corporate objectives. Throughout the organization and in the spirit of growth and continuous improvement, these indicators of performance are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The following outlines our key corporate goals, the drivers of success in achieving them, and how we measure performance.

Key Corporate Goals	Key Performance Drivers	Indicators of Performance

Outperform our sector and companies on the Dow Jones US Basic Materials (DJUSBM) Index and be the preferred fertilizer investment	• Net income and cash flow growth, and future growth potential
•  PotashCorp and sector share price and DJUSBM Index changes
•  PotashCorp cash flow return on investment compared to WACC
•  PotashCorp and sector comparative multiple analyses (P/E, CFPS, EV/EBITDA)
•  PotashCorp investor surveys

Maximize sustainable segment gross margins	• Optimize mix of prices, volumes, products, customers • Efficient production, effective managing of input costs and hedging strategies	• Segment gross margin growth/stability • Price/volume/cost analysis • Cash flow return on investment at segment level

Be the preferred supplier to our customers	• Minimize number of customer complaints • Primary focus on quality and service • Order fill rate categories	• Frequency and nature of customer complaints • Monthly and annual customer surveys comparing our performance to that of our competitors

Be the low-cost supplier of products into our primary markets	• Reduce cash costs • Spend sustaining capital to maintain or improve our low-cost position and productivity
•  Total per-tonne nutrient/primary product cost, including supporting selling and administrative expenses
•  Percentage of shipments by preferred carrier and route
•  Performance reliability relative to maintenance cost

No harm to people, no accidents, no damage to the environment	• Reduce injury rates • Minimize impact of our business on the environment	• Lost-time/recordable injury rates • Environmental events, reportable releases and permit excursions

Have motivated, productive employees	• Encourage and reward performance that supports our strategies
•  Comparisons with other companies’ compensation and benefits by industry, company size and region
•  Annual employee surveys to determine engagement with corporate goals and objectives
•  Activities to increase employee productivity and buy-in to objectives

Positively impact the communities where we operate	• Contribute to socio-economic well-being • Constantly improve on our leadership in corporate governance
•  Media coverage, number of events sponsored, total charitable donations and volunteer hours
•  Community surveys
•  Board updates governance practices by monitoring outside opinion and internal effectiveness

LEAD THE GLOBAL FERTILIZER INDUSTRY Using a balanced scorecard-type approach, we have developed a system for tracking the drivers of our success.

20          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » REWARDING RESULTS

REWARDING RESULTS: Compensation

Philosophy, Reward Structure and Oversight
Our objective is to attract, motivate and retain world-class talent that can drive our business forward in a manner which encourages individuals to perform and deliver results that provide sustaining shareholder value. Our executive compensation policies are designed to achieve this goal, with most compensation being variable, fluctuating based on individual and corporate performance.
Four primary elements comprise executive compensation, as explained in detail below: base salary, short-term incentives, performance units issued under a Medium-Term Incentive Plan (MTIP) and performance stock options issued as long-term incentives. Medium- and long-term variable components like MTIP and performance stock options comprise about 60 percent of the total compensation package, while short-term incentives account for about 15 percent. Base salary makes up the remainder.
The compensation committee of our Board of Directors oversees our executive compensation program and, among other responsibilities, carefully monitors the proportion of remuneration that is performance-related on both a short- and long-term basis.
We do not have any non-qualified deferred compensation arrangements in place for management. Additionally, performance stock options are awarded once per year, only upon shareholder approval and at the closing market price of our shares on the day before the options are granted.

Compensation			Performance
Element	Form	Eligibility	Period	Determination

Base salary	Cash	All salaried employees	Annual	• Targets are set to the median of comparable companies, adjusted to reflect individual and corporate performance.

Short-term incentives	Cash	All executives and most salaried staff (~1,500 people)	1 year	• Based on achieving predetermined goals for corporate performance or a combination of corporate and operating group performance. • Can be adjusted (± 20%) to recognize individual performance.

Medium-term incentives (MTIP)	Performance share units	All executives and senior management (~65 people)	3 years
•  Units issued at our average share price at award date.
•  Units vest and are paid out at the end of the three-year performance period calculated whereby half the units vest in accordance with specific total shareholder return (TSR)[1] targets and half vest in accordance with our TSR relative to a selected peer group’s TSR.
•  Payout value is based on the number of vested units multiplied by our 30-day average share price at the end of the performance period.

Long-term incentives	Performance stock options	All executives, senior management and other selected management (~235 people)	3 years (vesting) 10 years (option term)
•  Performance stock options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
•  Vested share value is based on our share price appreciation within the option term.

[1]	TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made.
TSR has two components: (1) growth in share price and (2) related dividend income on the shares.

PERFORMANCE STOCK OPTIONS ALIGN EXECUTIVE COMPENSATION, SHAREHOLDER INTERESTS

We place significant emphasis on pay-for-performance, with “at risk” components of total compensation linked directly to the enhancement of cash flow return and total shareholder return. An example of the performance conditions that must be achieved before vesting will occur in our performance stock option plans is set out here. For additional information, please refer to our 2007 proxy circular on our website.

PERFORMANCE MEASURE	VESTING SCALE

3-Year Average Excess of Cash Flow Return on Investment over Weighted Average Cost of Capital	Percentage of Stock Option Grant Vesting

<0%	0%

0.20%	30%

1.20%	70%

2.20%	90%

2.50%	100%

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » RISK MANAGEMENT          21

MANAGING RISK

To effectively plan and execute our strategy, we analyze all risks associated with our business goals and objectives. We select the risks to actively manage based on their likelihood, severity and ability to adversely affect PotashCorp. Through mitigation responses, we accept, control, share, transfer, diversify or avoid each risk.
Management reports annually to the Board of Directors about risk management actions and plans. Each year we re-evaluate risks, and address new risks resulting from operational changes, external factors or elevation of risks that were previously identified.
The major risk categories identified are: Markets/business, distribution, operational, financial and information technology, regulatory and integrity/empowerment. The risk ranking matrix establishes relative risk levels. A relative risk can be lowered by reducing either the likelihood of it occurring or the significance of the consequence, should it occur.
Loss of reputation is the most severe risk, for it could threaten our earnings, access to capital or our brand by creating negative opinions of PotashCorp in the minds of employees, customers, investors or our communities.
Major risks are as follows:
Political Risk
Global potash expansion opportunities with the lowest cost and the highest logistic synergies are located in politically sensitive regions such as Jordan, Israel, Russia and Belarus.
Mitigation requires board/management dialogue about strategy and acceptable risk levels as we strive for geographic diversity. A business portfolio approach prevents over-reliance on any one investment, and limits transaction size relative to PotashCorp’s enterprise value. We recognize that relationships with connected local partners can reduce the political risk in offshore investments.
Risks Particular to Underground Mines
All mining companies face the risk of unexpected underground rock falls that can result in life-threatening injuries. We upgraded this risk in 2006, as several ground falls have occurred in our potash mines since November 2004. Mitigation actions have included developing a canopy to protect the helper of a mining machine operator.
The presence of water-bearing strata in many underground mines around the world carries the risk of water inflow, with no insurance available. This is a risk for our potash mines. We are successfully managing water inflows at our New Brunswick operation, while an ongoing water inflow is being managed at Esterhazy, where we have a 25-percent interest. Our other conventional mines are currently dry.
Our Earth Sciences group uses advanced geo-seismic monitors to record micro-events, provide information to help predict ground falls and help us avoid areas with unusual ground conditions that could carry the danger of water inflow. It is also developing ground-penetrating radar that could help determine unusual ground conditions.
Many serious risks of 2005 remain high on the 2006 risk matrix:
Potash Capacity
Customers are concerned about potash supply in light of recent flooding of a Russian mine and forecast growth in demand. If PotashCorp was unable to respond in time to this increased demand, the credibility of our long-time strategy of bringing on our excess capacity when the market requires could be harmed.
We are bringing back previously idled capacity at Allan and Lanigan, and believe we can add another 1.5 million tonnes at Cory and Patience Lake by the end of 2010. Expansions at other Saskatchewan operations and at New Brunswick could add a net of 2.2 million tonnes by 2015, giving us a total capacity of 15.7 million tonnes apart from and in advance of potential greenfield projects.
1 Negligible $5M2Low $5M-49M3Medium $50M-499M4Major $500M-5B5Extreme $5B5Probable(annual)CBBAA4High (1-3 yrs) DCBBA3Medium(3-10 yrs)DDCBB2Low (10-25 yrs)EDDCB1Remote ( 25 yrs) EEDDCAExtreme:Initiate risk management activities immediately to reduce risk. If such activities cannot sufficiently reduce risk level, consider discontinuation of the applicable business operation in order to avoid the risk. B Major: Initiate risk management activities at next available opportunity to reduce risk. If such activities cannot sufficiently reduce risk level, board approval is required to confirm acceptance of this major risk level. C Acceptable: Level of risk is acceptable within tolerances of the current Risk Management Policy. No additional risk management activities required. D Low: Monitor risk according to Risk Management Policy requirements, but no additional risk management activities required. E Negligible: Consider discontinuing any related risk management activities in order to direct resources to higher value activities, providing such discontinuance does not adversely affect any other risk areas.

22          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » RISK MANAGEMENT

New Supply Creates Market Imbalance
Increasing competitive supply of solid phosphate fertilizer, particularly DAP, is projected to outpace growth in world consumption in the next five years, potentially depressing prices and risking our phosphate margins. We are leveraging our strengths in specialty industrial and feed products and streamlining DAP and feed production to optimize production costs.
Risk of Cyclicality
Short-term price cyclicality carries most risk in phosphate and nitrogen fertilizers, due to competitive costs, availability of supply and world demand. Pricing pressures could result in shutdown costs and shrinking margins. We mitigate this risk in phosphate by focusing on less cyclical non-fertilizer products, while optimizing fertilizer production to maintain operating rates at levels that lower production costs. In nitrogen, we maximize our lower-cost Trinidad production while focusing on less cyclical US industrial markets. During periods of high gas costs, we reduce operating rates of our US plants while employing gas price risk hedging strategies.
Suppressed Demand Creates Market Imbalance
Our potash success could be threatened if expected growth in demand failed to materialize, negatively impacting sales volumes and price realizations. While it is difficult to precisely predict future buying patterns, industry consultants anticipate 3-percent average annual growth in world consumption through 2011. However, temporary blips in demand are a feature of the global potash market.
Since 1987, we have mitigated this risk by matching our production to market demand, which protects our margins.
Security Risks
Deliberate, malicious acts could cause injury, property damage or harm to PotashCorp’s reputation. Products could be stolen and used in criminal acts or terrorism. We have increased security and intrusion measures, and maintain strict controls and operating procedures. We are playing an active role in TFI’s efforts to address security at chemical facilities.
Distribution Risks
Railway efficiencies and demand for grain and other commodities affect railcar availability. A shortage of railcars for carrying potash and increased transit time in North America could result in customer dissatisfaction, loss of sales and higher distribution costs.
Both PotashCorp and Canpotex bought additional hopper cars in 2005, and worked with major rail carriers to ensure potash moved smoothly and quickly. As a result, we lowered this risk level in 2006.
Regulatory Risk
PotashCorp is subject to antitrust laws in various countries, and may be adversely affected by changes in those laws. We cannot predict how the laws or their interpretation, administration and enforcement will change over time. However, such changes may limit our future acquisitions or operations of Canpotex and PhosChem.
Risk to Reputation
Any of these risks could negatively affect our reputation, which is one of our most valuable assets and key to achieving our strategies and delivering on our value proposition. We mitigate this risk by continually building goodwill and communicating with stakeholders, using best practices, committing to sustainability, ensuring transparency and practicing leading-edge corporate governance. We strive to have no surprises for stakeholders.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » FACTORS THAT SHAPED 2006 BUSINESS CONDITIONS          23

SECTION 4
PERFORMANCE AND PROSPECTS

FACTORS THAT SHAPED 2006 BUSINESS CONDITIONS

1	Strong Global Economic Growth

The world economy continued to perform robustly in 2006. Global GDP grew by 5.1 percent, building on 2004 and 2005 for the strongest three-year performance in more than 30 years. Buoyant Asian economies spurred this achievement: China grew by 10.5 percent, India 8.3 percent, Malaysia 5.5 percent, Indonesia 5.2 percent and Thailand 4.5 percent. People spent much of the resulting higher income on bigger and better diets containing more protein from animals nourished on grain. Lifestyle changes included more access to industrial products and use of mechanized transportation, which increased demand for fuel.

2	Oil Prices Soar

More than ever, the world runs on oil. Global demand for transportation fuels jumped in 2006 to supply the needs of the rising world population and increasing industrialization. The major oil-producing countries were hard-pressed to meet demand from their limited production capability. Prices rose to record levels early in the year, backed off slightly but remained high throughout 2006.

3	Growth in Fertilizer Demand Slows

High fuel prices and weak grain and oilseed prices during the 2006 spring planting season combined to affect farmers’ fertilizer application. Many cut back, hoping that fertilizer prices would soften. As a result, consumption fell below the recent growth trend.

	Potash		Nitrogen		Phosphate
	2006	2005	2006	2005	2006	2005
Total World Demand[10] (Million Product Tonnes)	48.2	51.3	149.2	146.4	61.8	61.6

PotashCorp Share of World Production[11]	15%	17%	2%	2%	6%	6%

10-11, See Appendix — Footnotes, Page 89
4	Extended China/India Negotiations, Strong Brazilian Currency, High Input Costs Temporarily Reduce Potash Imports

Price negotiations between China and India and their major suppliers stretched from November 2005 to July 2006. During this period, imports by these countries were down sharply. Brazil’s imports were also down from its 2004 record as its strengthening currency reduced farmers’ margins on soybeans sold into the international market in US dollars.
US imports fell because the agricultural sector put off purchasing in hopes that prices would fall, while high fuel costs and low crop prices reduced application rates.

As a result, world potash sales were down by 6 percent.
5	World Grain Consumption Exceeds Production

World demand for grain grew in 2006 while production fell, due to adverse weather in several regions and less-than-optimal fertilization. By the end of the current crop year, wheat and coarse grain inventories are expected to be just 15 percent of world consumption, less than two months’ supply — the lowest level ever recorded by USDA. However, the simultaneous long

24          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » FACTORS THAT SHAPED 2006 BUSINESS CONDITIONS

decline in stocks-to-use ratios for corn, wheat and rice appears to have reached the point at which prices rise enough to encourage farmers to grow more. The spinoff effect of three crops competing for additional acres is strengthening prices for other crops such as soybeans, where acreage is projected to decline.

6	Biofuel Production Accelerates

High oil prices and strong demand for transportation fuels boosted the economics for biofuel production in 2006 and it accelerated around the world, led by the US, Brazil and China. Ethanol production consumed 17 percent of the corn grown in the US in 2006 and over half of Brazil’s sugar cane crop.
7	US Crop Prices Strengthened Substantially

Declining global crop inventories, poor weather and rising demand for corn for biofuel production all combined to push up US prices for wheat and corn. For the first time since 1996, US farm gate wheat prices climbed above $4.50 per bushel, while corn prices exceeded $3.00 per bushel.
8	Uralkali Flooding Tightens Potash Supply/Demand Balance

In late October, water began flowing into Uralkali’s Berezniki 1 mine, reportedly due to a failure of the water-protective strata surrounding the potash beds. When the inflow reached 1,200 cubic meters per hour (5,300 US gallons per minute) in late October, the mine, which had limited remaining ore reserves, was abandoned.

Following the flooding loss of Berezniki 1, Uralkali reduced its production plan for 2007 by 1.2 million tonnes. With most global producers operating near capacity by year-end, the absence of its product tightened the supply/demand balance.

9	US DAP Exports Continue to Fall

US DAP exports fell in 2006, continuing a trend begun in 1999 when offshore capacity started to grow. Although India’s total imports remained strong at 2.8 million tonnes, Pakistan was down 500,000 tonnes and China 350,000 tonnes. As a result, US exports fell to 47 percent of world trade.
10	Feed, Industrial Phosphates Demand Up

The global market for feed and industrial phosphates grew by 4 percent in 2006. Feed product prices strengthened in both domestic and offshore markets.

11	Europe Became the Nitrogen Swing Supplier

Natural gas prices rose in the EU with oil prices and were higher than in the US. This forced European nitrogen producers to curtail production as their cash costs approached or exceeded world ammonia prices. The EU became the marginal world ammonia producer, the swing supplier. In the US, the ammonia supply/demand balance remained tight, supporting prices.
Nitrogen imports were down as the EU competed for products from low-cost gas regions.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » 2006 FINANCIAL OVERVIEW          25

2006 FINANCIAL OVERVIEW

This section provides an overview of our financial performance based on our consolidated financial statements on Pages 56 to 58. All references to per-share amounts pertain to diluted net income per share (EPS). Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions, except per-share amounts)			% Increase (Decrease)

	2006	2005	2004	2006	2005

Sales	$3,766.7	$3,847.2	$3,244.4	(2)	19
Gross Margin	$1,002.0	$1,125.0	$681.4	(11)	65
Operating Income	$875.5	$892.6	$514.3	(2)	74
Net Income	$631.8	$542.9	$298.6	16	82
Net Income per Share — Diluted	$5.95	$4.89	$2.70	22	81

  2006 Earnings Compared to Guidance

  2006 Earnings Compared to 2005

The company’s initial midpoint estimate for 2006 EPS, based on the Outlook and assumptions described in our 2005 Annual Report, was approximately $5.75 per share. The final result was $5.95 per share. The primary causes of this variance from our guidance midpoint were:

Effect
Cause	on EPS

Potash realized prices lower	$(0.35)
Potash volumes lower	(0.63)
Increased potash costs	(0.21)
Lower provincial mining taxes	0.29

Subtotal potash	(0.90)

Lower nitrogen realized prices (exclusive of purchased product)	(0.18)
Cost of natural gas lower	0.57
Lower gain on natural gas hedges	(0.07)
Nitrogen costs higher (exclusive of cost of natural gas and purchased ammonia) and volumes lower	(0.20)

Subtotal nitrogen	0.12

Phosphate realized prices higher	0.08
Increased input costs for rock, lower input costs for ammonia	(0.05)
Phosphate other costs higher, higher phosphate sales volumes	(0.17)

Subtotal phosphate	(0.14)

Increase in other income	0.12
Increase in selling and administrative	(0.08)
Foreign exchange and interest expense variance	0.10

Subtotal other	0.14

Subtotal of the above	(0.78)
Higher weighted averaged number of shares outstanding	(0.01)
Income tax refunds received during 2006	0.32
Canadian federal and provincial income tax rate reductions during 2006	0.42
Change in effective annual income tax rate from 33 percent to 30 percent	0.25

Total variance from 2006 diluted EPS guidance	$0.20

The company’s EPS for 2005 was $4.89 per share. The final EPS for 2006 was $5.95 per share. The primary causes of this increase from last year’s actuals were:

Effect
Cause	on EPS

Potash offshore realized prices lower	$(0.12)
Potash North American realized prices higher	0.20
Increased potash costs due to foreign exchange	(0.16)
Increased potash costs along with lower potash sales volumes	(0.80)
Lower provincial mining taxes	0.43

Subtotal potash	(0.45)

Increased nitrogen realized prices (exclusive of purchased product)	0.14
Cost of natural gas lower	0.21
Nitrogen costs higher (exclusive of cost of natural gas and purchased ammonia)	(0.33)
Purchased product margin lower	(0.07)
Lower manufactured nitrogen sales volumes	(0.12)
Higher gain on natural gas hedges and purchased product margin	0.15

Subtotal nitrogen	(0.02)

Phosphate realized prices higher	0.55
Increased input costs for ammonia, sulfur and rock	(0.51)
Phosphate sales volumes higher	0.12

Subtotal phosphate	0.16

Increase in other income	0.19
Increase in selling and administrative	(0.08)
Foreign exchange variance and increase in interest expense	0.08

Subtotal other	0.19

Subtotal of the above	(0.12)
Reduction in weighted average number of shares outstanding	0.25
Income tax refunds received during 2006	0.31
Canadian federal and provincial income tax rate reductions during 2006	0.40
Change in effective annual income tax rate from 33 percent to 30 percent	0.22

Total variance from 2005 diluted EPS	$1.06

26           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH RESULTS

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

POTASH RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)

	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005

Sales	$1,227.5	$1,341.1	$1,056.1	(8)	27
Freight	130.5	129.7	128.7	1	1
Transportation and distribution	38.8	34.5	32.6	12	6

	$1,058.2	$1,176.9	$894.8	(10)	32

Net sales
North American	$470.5	$495.6	$347.5	(5)	43	2,785	3,144	3,246	(11)	(3)	$168.95	$157.64	$107.06	7	47
Offshore	576.0	668.3	504.6	(14)	32	4,411	5,020	5,030	(12)	—	$130.56	$133.13	$100.33	(2)	33

	1,046.5	1,163.9	852.1	(10)	37	7,196	8,164	8,276	(12)	(1)	$145.42	$142.56	$102.97	2	38
Miscellaneous products	11.7	13.0	42.7	(10)	(70)	—	—	—	—	—	—	—	—	—	—

	1,058.2	1,176.9	894.8	(10)	32	7,196	8,164	8,276	(12)	(1)	$147.05	$144.16	$108.12	2	33
Cost of goods sold	497.1	469.5	472.0	6	(1)						$69.08	$57.51	$57.03	20	1

Gross Margin	$561.1	$707.4	$422.8	(21)	67						$77.97	$86.65	$51.09	(10)	70

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

2006 vs 2005
Highlights
•	PotashCorp entered 2006 with potash shipments to China at a virtual standstill as its fertilizer buyers negotiated price with suppliers. India followed the same course — and both countries deferred purchases, drawing down inventories until price settlements were reached in the third quarter. The China

 Potash gross margin variance attributable to:

Dollars (millions)
		2006 vs 2005
		Change in Prices/Costs		Total Gross
	Change in		Cost of	Margin
	Sales Volumes	Net Sales	Goods Sold	Variance

North American	$(40.6)	$31.6	$(8.4)	$(17.4)
Offshore	(56.8)	(11.2)	(61.6)	(129.6)
Other[1]	(2.8)	0.4	3.1	0.7

Total	$(100.2)	$20.8	$(66.9)	$(146.3)

[1]	Includes change in product mix.
agreement called for a base price increase of $25 per tonne over the 2005 contract price. The signing of the China deal served to spur shipments across Southeast Asia and Latin America, where customers had delayed purchasing ahead of the price settlement. Offshore sales volumes increased in the latter half of the year, but still annual sales volumes were 12 percent lower than 2005.
•	North American potash demand was constrained during the first three quarters of the year as customers delayed purchasing and relied on inventories in the face of high fuel costs and low crop prices.

•	Reduced sales volumes raised the per-tonne fixed distribution costs for the year and, combined with softening prices due to extended contract negotiations, resulted in declining margins on offshore potash sales in 2006. Though North American sales volumes were down 11 percent compared to 2005, realized prices were 7 percent higher.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH RESULTS          27

•	Following our strategy of producing to meet market demand increased our costs per tonne during 2006. We incurred 66 plant shutdown weeks, up from 24 weeks during 2005. In response to increased demand in the latter part of the year, PotashCorp produced a record 2.4 million tonnes during the fourth quarter, raising 2006 production to 7.0 million tonnes, down from 8.8 million tonnes in 2005.

•	PotashCorp’s inventories at the end of the year were reduced to 0.9 million tonnes from a high of 1.4 million tonnes at mid-year.
Sales and Cost of Goods Sold
The most significant contributors to the $146.3-million decline in gross margin were as follows:
•	Sales by Canpotex were reduced from 8.2 million to 6.7 million tonnes, contributing to the 12-percent decline in our offshore sales volumes. Canpotex shipments to China and India totalled 2.0 million tonnes, down 40 percent from the 3.3 million tonnes shipped in 2005. Except for certain shipments from Russia, China was virtually absent from the market until late in July 2006 as it waited to conclude new pricing contracts with suppliers. Brazil took approximately 1.0 million tonnes of potash from Canpotex in 2006, a reduction of 4 percent from 2005, although taking 30 percent more potash in fourth-quarter 2006 than in fourth-quarter 2005. Brazil continued to be affected by a strong real relative to the US dollar and lower soybean prices. This pressured margins for Brazilian farmers and limited credit availability, leading to fewer acres being planted and a decrease in imported crop inputs. Hesitancy to purchase large positions in potash until conclusion of the Chinese negotiations led Brazilian customers to delay purchases. Following the negotiations and coupled with improving market conditions, Brazil’s volumes increased sharply. Sales volumes in 2006 increased to many smaller potash-consuming countries such as Indonesia, Malaysia, the Philippines, Taiwan and Vietnam, which together took 1.7 million tonnes from Canpotex, an increase of 20 percent over 2005.

•	North American sales volumes dropped for the year despite a rebound in the fourth quarter. First- and second-quarter reductions resulted from reduced field applications due to low crop prices, high energy input costs and, to a lesser degree, weather. Sales volumes were relatively flat in the third quarter; however, with demand growing and record-low inventories, prices for many crops — including corn, wheat and soybeans — began to rise significantly, giving farmers the motivation and the resources to boost their fertilizer use. Consequently, we shipped record potash volumes in the fourth quarter (0.85 million tonnes).
•	Realized prices in the offshore market were negatively impacted initially by higher per-unit throughput distribution costs resulting from the reduced sales volumes. Higher prices were realized during the latter part of the year as potash flowing to China through Canpotex was at the higher 2006 price. Realized prices were lower on sales to Brazil due to increased competition in the marketplace early in the year, though they rebounded strongly after completion of the price negotiations with China and India. Realized prices in the North American market were 7 percent higher as price increases announced during 2005 held
Despite a year of challenges in several markets, our overall potash prices rose by 2 percent in 2006, on top of healthy price increases in 2005. North American prices were up by 7 percent, while offshore prices fell by 2 percent.

Potash Production (million tonnes KCl)
			Production		Mine Site
	Capacity	2006	2005	2004	Employees
					(active)

Lanigan SK	3.828	1.471	2.023	2.025	402
Rocanville SK	3.044	1.897	2.573	1.833	343
Allan SK	1.885	.992	1.431	1.344	312
Cory SK	1.361	.772	.826	.738	224
Patience Lake SK	1.033	.190	.251	.239	66
Esterhazy SK1	.953	.953	.953	.953	—
New Brunswick NB	.785	.743	.759	.782	323

TOTAL	12.889	7.018	8.816	7.914	1,670

[1]	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a mining and processing agreement.
For calendar year 2007, our production allocation is 0.953 million tonnes.

28           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » POTASH RESULTS / NITROGEN RESULTS

into the first half of 2006, but dropped off during the third quarter as higher producer inventories at the start of the quarter contributed to heightened competitive pressures. Prices increased in the fourth quarter as our North American price increase announced for October 1 began to be realized in November. Prices in the North American market were $38 per tonne, or 29 percent, higher than offshore prices. The gap between the two markets is due in part to offshore contracts lagging behind North American spot market increases. It also reflects product quality, as North American customers prefer granular product that commands a premium over standard product more typically consumed offshore.
•	The change in gross margin was negatively impacted by higher cost of goods sold. Production shutdowns, higher depreciation charges due to completion of some of our expansion projects, higher natural gas prices earlier in the year and escalating prices for supplies and services throughout the year increased unit cost of goods sold. The impact of a stronger average Canadian dollar for most of the year also negatively impacted cost of goods sold, by over $3.50 per tonne.
2005 vs 2004
The most significant factors contributing to the $284.6-million increase in gross margin were:
•	Price increases were achieved in all markets due to strong demand for potash. North American realized prices rose 47 percent, or over $50 per tonne, due to product price increases effected throughout the year.

•	World GDP grew by an estimated 4.3 percent in 2005, led by countries such as China and India. This contributed to strong potash demand from these key offshore customers. Canpotex sold record volumes during 2005 as its sales to India and China rose 53 percent and 32 percent, respectively. This was partially offset by a decline in sales volumes to Brazil, as well as Indonesia, Malaysia and Vietnam, which all experienced significant drought during the year. In Brazil, our largest purchasing country in 2004, a strong currency, weak soybean prices and tighter agricultural credit negatively affected consumption. Despite the record sales volumes of 8.2 million tonnes achieved by Canpotex (2004 — 7.8 million tonnes), of which we supplied 54 percent, our total offshore sales volumes were below 2004 due to Brazil’s lower imports from our New Brunswick operation. Sales to China represented 26 percent of our offshore sales volumes, while Brazil represented 17 percent and India 10 percent.
•	Saskatchewan competitors were product-constrained throughout most of the year. As a result, we were able to supply a greater portion of the North American market. The North American potash market took 12 percent fewer tonnes during 2005 because a sharp spike in energy costs combined with low crop commodity prices led dealers to step back from the fertilizer market in the fall after a strong first half. Our North American sales volumes for the year were still 3.1 million tonnes, only 3 percent lower than 2004.
•	PotashCorp produced a record 8.8 million tonnes of potash in 2005. The expansion at Rocanville and additional shifts at Lanigan and Allan early in the year increased production from 7.9 million tonnes in 2004 and resulted in economies of scale and higher operating efficiencies. Costs on a per-tonne basis rose 1 percent from the prior year, due to higher energy costs and the economic impact of a stronger Canadian dollar. A decline in the US dollar compared to the Canadian dollar during 2005 negatively impacted cost of goods sold by over $3.00 per tonne.

NITROGEN RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)

	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005

Sales	$1,284.1	$1,368.8	$1,210.4	(6)	13
Freight	36.8	39.9	38.1	(8)	5
Transportation and distribution	52.2	49.5	42.3	5	17

	$1,195.1	$1,279.4	$1,130.0	(7)	13

Net sales Ammonia	$499.7	$490.0	$458.0	2	7	1,695	1,672	1,776	1	(6)	$294.84	$293.05	$257.85	1	14
Urea	317.8	369.5	259.1	(14)	43	1,199	1,321	1,165	(9)	13	$264.97	$279.63	$222.44	(5)	26
Nitrogen solutions, nitric acid, ammonium nitrate	305.4	284.2	239.2	7	19	1,781	1,850	1,797	(4)	3	$171.45	$153.67	$133.13	12	15
Purchased	43.7	109.9	151.5	(60)	(27)	145	377	612	(62)	(38)	$301.92	$291.28	$247.66	4	18

	1,166.6	1,253.6	1,107.8	(7)	13	4,820	5,220	5,350	(8)	(2)	$242.03	$240.15	$207.07	1	16
Miscellaneous	28.5	25.8	22.2	10	16	—	—	—	—	—	—	—	—	—	—

	1,195.1	1,279.4	1,130.0	(7)	13	4,820	5,220	5,350	(8)	(2)	$247.93	$245.09	$211.23	1	16
Cost of goods sold	879.5	960.7	887.2	(8)	8						$182.45	$184.04	$165.84	(1)	11

Gross Margin	$315.6	$318.7	$242.8	(1)	31						$65.48	$61.05	$45.39	7	35

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » NITROGEN RESULTS          29

 Nitrogen gross margin variance attributable to:

Dollars (millions)
		2006 vs 2005
		Change in Prices/Costs		Total Gross
	Change in		Cost of	Margin
	Sales Volumes	Net Sales	Goods Sold	Variance

Ammonia	$2.8	$4.0	$(17.0)	$(10.2)
Urea	(14.6)	(17.7)	(1.1)	(33.4)
Solutions, NA, AN	(2.7)	32.2	(1.8)	27.7
Purchased	(7.6)	1.5	(3.0)	(9.1)
Hedge gains	—	—	24.9	24.9
Other[1]	0.9	(4.5)	0.6	(3.0)

Total	$(21.2)	$15.5	$2.6	$(3.1)

[1] Includes change in product mix.
2006 vs 2005
Highlights
•	Rising global natural gas prices led to nitrogen production curtailments, particularly in Western Europe, and high prices overseas in 2006. With higher ocean freight also a factor, less nitrogen from Baltic and Arab Gulf producers found its way to the US, reducing competitive pressures in North America.

•	North American natural gas spot prices dropped significantly throughout 2006 compared to the high levels seen in late 2005 during the aftermath of hurricanes in the US Gulf region, which negatively affected realized prices. However, ammonia and urea prices strengthened significantly later in the year as heightened demand and tight global supply conditions led to a decoupling from US natural gas costs. Natural gas costs (exclusive of the benefit of our North American hedging program) were 8 percent lower than in 2005, while realized ammonia prices were 1 percent higher and realized urea prices 5 percent lower.

•	Our Trinidad facility, which benefits from long-term, lower-cost natural gas price contracts, delivered $182.5 million (or 58 percent) of nitrogen gross margin for the year. Our US operations contributed $59.6 million in gross margin, and we gained $73.5 million from our natural gas hedges during the year.

•	In September 2006, PotashCorp elected to permanently discontinue ammonia and urea production at Memphis, Tennessee. The plant had been put into indefinite shutdown mode in June 2003 as high natural gas costs were eroding nitrogen fertilizer margins. There was no material financial statement impact resulting from these changes.
Sales and Cost of Goods Sold
Gross margin declined $3.1 million, primarily as a result of the following changes:
•	High natural gas prices that were sustained at more than $13 per MMBtu during the fourth quarter of 2005 caused ammonia prices to climb rapidly in late 2005 and led to industry production curtailments, tightening market supply. Though North American natural gas spot prices dropped significantly during the first half of 2006, ammonia and urea prices continued to exceed 2005 levels until the third quarter. Tight global supply conditions led to nitrogen prices decoupling from gas costs through the second half of 2006, but fourth-quarter ammonia and urea prices were lower compared to the peaks reached in fourth-quarter 2005 when the aftermath of Hurricane Katrina was still affecting natural gas costs. Realized annual ammonia prices were 1 percent higher than in 2005 though urea prices were 5 percent lower. Realized prices for nitric acid and ammonium nitrate generally followed the rise in ammonia prices. Higher ammonium nitrate realized prices contributed a favorable $29.6 million to the change in gross margin as a result of our customer contracts tied to either natural gas prices or the NOLA ammonia price, but on a quarterly time-lag basis.
•	Total nitrogen sales volumes declined by 8 percent. Nitrogen fertilizer sales represented the majority of this drop, down 23 percent primarily due to mechanical production problems and gas input supply constraints. We sold less purchased product in 2006, as less product was available in the market due to offshore production being redirected to Europe in search of higher netbacks.

•	Cost of goods sold declined on a per-tonne basis, positively contributing to the change in gross margin by $2.6 million. Higher natural gas costs earlier in 2006 curtailed production at Augusta and Lima. Mechanical problems at Lima also limited its production in the second and third quarters. Finally, reduced production at our 01 and 02 plants in Trinidad due to additional plant turnarounds related to debottlenecking projects increased costs. These were partially offset by lower natural gas costs later in the year. Natural gas costs continue to be the single most important contributor to cost of goods sold, typically representing between 75 percent and 90 percent of the cash cost of producing one tonne of ammonia. The company’s total average natural gas cost, including the benefit of our hedge and lower-cost Trinidad gas contracts, was $3.83 per MMBtu, 14 percent lower than in 2005. Our US natural gas hedging activities contributed $73.5 million to gross margin, compared to $48.6 million last year.
2005 vs 2004
The most significant factors impacting the nitrogen segment and contributing to the $75.9-million increase in gross margin were the following:
•	Hurricanes that struck the US Gulf region during 2005 and cold weather late in the year led to high US natural gas prices during the fourth quarter. This caused ammonia prices to climb rapidly late in 2005 and led North American producers to curtail half of their ammonia operating capacity by year-end, tightening market supply.

•	Urea realized prices increased 26 percent due to tighter supply/demand fundamentals in world trade, as higher natural gas prices caused further US nitrogen curtailments and China’s

30          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » NITROGEN RESULTS

export taxes reduced its urea exports by over 2 million tonnes compared to 2004. Realized prices for ammonia grew by 14 percent as a result of the high gas costs and production curtailments in the US. Tight supply led to increased ammonia imports that were subject to high freight rates which further influenced prices. The rise in realized prices for ammonia and urea favorably impacted margins due to our long-term, lower-cost natural gas price contracts in Trinidad. Our Trinidad facility provided $217.1 million of 2005 gross margin and contributed 68 percent of nitrogen gross margin, compared to $145.3 million, or 60 percent, in 2004. Realized prices for nitrogen solutions, nitric acid and ammonium nitrate generally followed the rise in ammonia and urea prices, as a number of our customer contracts are tied to either natural gas prices or the NOLA ammonia price.
•	Cost of goods sold increased 11 percent per tonne. Higher natural gas costs, which led to production curtailments at Augusta and Lima during the fourth quarter of 2005, were partially offset by increased production at our Trinidad operation. Our total average natural gas cost, including the benefit of the natural gas hedges and our lower-cost Trinidad gas contracts, was $4.46 per MMBtu in 2005, 20 percent higher than in 2004. Our North American natural gas hedging activities contributed $48.6 million to gross margin, compared to $43.0 million in 2004.

•	The major debottlenecking projects at our 03 and 04 Trinidad plants were completed during the year, resulting in additional ammonia production capacity.
Nitrogen prices fell from the high levels of 2005 as US natural gas prices dropped, but strengthened later in the year when they decoupled from gas prices. Our overall nitrogen prices were up by 1 percent, with the highest increases in nitric acid and ammonium nitrate.

Nitrogen Production (million tonnes)
	Ammonia[1]					Urea Solids					Nitrogen Solutions[2]

	Annual		Production			Annual		Production			Annual		Production
	Capacity		2006	2005	2004	Capacity		2006	2005	2004	Capacity		2006	2005	2004

Trinidad[4]	2.177		1.932	1.887	1.837	.709		.688	.748	.619	—		—	—	—
Augusta GA5	.688		.633	.655	.665	.381		.318	.360	.368	.581		.197	.242	.225
Lima OH6	.588		.339	.382	.460	.329		.186	.225	.238	.227		.071	.079	.104
Geismar LA7	.483		—	—	—	—		—	—	—	1.028		.098	.118	—

TOTAL	3.936	[8]	2.904	2.924	2.962	1.419	[8]	1.192	1.333	1.225	1.836		.366	.439	.329

	Nitric Acid[1,3]					Ammonium Nitrate Solids

	Annual		Production			Annual		Production			Employees
	Capacity		2006	2005	2004	Capacity		2006	2005	2004	Active

Trinidad	—		—	—	—	—		—	—	—	410
Augusta GA	.541		.529	.518	.544	.538		.536	.503	.544	118
Lima OH	.100		.098	.098	.103	—		—	—	—	6	[9]
Geismar LA	.844		.531	.568	.521	—		—	—	—	59

TOTAL	1.485		1.158	1.184	1.168	.538		.536	.503	.544	593	[10]

[1]	A substantial portion is upgraded to value-added products.

[2]	Based on 32% N content.

[3]	As 100% HNO3 tonnes.

[4]	Capital project expansion raised ammonia capacity by 170,000 tonnes.

[5]	Ammonium nitrate solids capacity increased by 26,000 tonnes.

[6]	Ammonia capacity increased by 38,000 tonnes.
[7]	Indefinitely shut down production of ammonia and nitrogen solutions June 4, 2003; restarted nitrogen solutions production on September 15, 2005.

[8]	Memphis plant permanently discontinued production in September 2006, reducing total ammonia capacity by 371,000 tonnes and total urea solids capacity by 409,000 tonnes.

[9]	INEOS USA LLC operates the Lima facility under an operational agreement with PCS Nitrogen.

[10]	487 contract employees work at the nitrogen plants, for a total active workforce of 1,080.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE RESULTS          31

PHOSPHATE RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)

	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005

Sales	$1,255.1	$1,137.3	$977.9	10	16
Freight	88.5	80.1	71.9	10	11
Transportation and distribution	43.1	37.9	29.4	14	29

	$1,123.5	$1,019.3	$876.6	10	16

Net sales Fertilizer – liquids	$240.6	$208.2	$147.3	16	41	1,017	931	704	9	32	$236.53	$223.68	$209.17	6	7
Fertilizer – solids	391.6	346.7	324.7	13	7	1,634	1,516	1,590	8	(5)	$239.64	$228.60	$204.16	5	12
Feed	239.2	221.0	190.6	8	16	780	860	888	(9)	(3)	$306.69	$256.96	$214.78	19	20
Industrial	239.7	231.2	204.1	4	13	647	664	611	(3)	9	$370.42	$348.12	$334.09	6	4

	1,111.1	1,007.1	866.7	10	16	4,078	3,971	3,793	3	5	$272.46	$253.61	$228.50	7	11
Miscellaneous	12.4	12.2	9.9	2	23	—	—	—	—	—	—	—	—	—	—

	1,123.5	1,019.3	876.6	10	16	4,078	3,971	3,793	3	5	$275.48	$256.66	$231.11	7	11
Cost of goods sold	998.2	920.4	860.8	8	7						$244.75	$231.75	$226.94	6	2

Gross Margin	$125.3	$98.9	$15.8	27	526						$30.73	$24.91	$4.17	23	497

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

 Phosphate gross margin variance attributable to:

Dollars (millions)
		2006 vs 2005
	Change	Change in Prices/Costs		Total Gross
	in Sales		Cost of	Margin
	Volumes	Net Sales	Goods Sold	Variance

Fertilizer — liquids	$19.0	$13.5	$(20.4)	$12.1
Fertilizer — solids	12.7	17.8	(41.2)	(10.7)
Feed	(2.2)	38.8	(3.8)	32.8
Industrial	(3.5)	14.5	(19.0)	(8.0)
Other[1]	7.4	(7.5)	0.3	0.2

Total	$33.4	$77.1	$(84.1)	$26.4

[1]	Includes change in product mix.
2006 vs 2005
Highlights
•	In 2006, phosphate generated $125.3 million in gross margin, 27 percent higher than the $98.9 million in 2005. Phosphate gross margin was negatively impacted by a $6.3-million writedown of assets at Geismar during 2006.

•	Price increases were realized in all major product categories, in response to continuing high input costs and reasonably tight supply/demand fundamentals.

•	Specialty products remained the foundation of our phosphate business, proving their value as stable, higher margin businesses. Feed and industrial products contributed $55.1 million and $46.3 million of 2006 gross margin, respectively, while liquid fertilizer, which was directly impacted by the above-mentioned writedown, added $27.1 million for the year after the writedown. Within industrial, purified phosphoric acid was again the most profitable product, generating gross margin of $47.3 million for the year, representing 27 percent of net sales.
Sales and Cost of Goods Sold
•	Higher prices realized in the feed and fertilizer markets, due to tight industry fundamentals, were supplemented by industrial price increases implemented in 2005 that held through 2006. Higher feed prices implemented as a result of a strong pricing stance over volumes contributed $38.8 million to the gross margin increase. Of this increase, Monocal represented $22.6 million due to higher realized prices achieved in both the North American and offshore markets. Fertilizer prices contributed positively to the change in gross margin due to stronger demand.

•	Sales volumes were relatively flat, though there was a change in product mix. Fertilizer sales volumes improved, contributing $31.7 million to the change in gross margin, as supply/demand fundamentals were strong. This was partially offset by a 9-percent decline in feed sales volumes resulting from our decision to remain firm on pricing and reduce sales of lower margin products, and a 3-percent decline in industrial sales volumes due to reduced market demand.

•	The price variance in cost of goods sold negatively impacted the change in gross margin by $84.1 million, primarily due to higher raw material costs and a change in product mix. However, 8 percent higher sulfur prices and 7 percent higher ammonia prices combined to reduce gross margin by $11.4 million and $8.1 million, respectively. Phosphate rock costs were up 5 percent as a result of higher costs for purchased rock at Geismar and higher electrical and chemical processing costs at Aurora and White Springs. The writedown of assets, a change in product mix (requiring more ammonia to be used), higher depreciation charges and escalating prices for supplies and services throughout the year further increased costs.

32          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE RESULTS

2005 vs 2004
The $83.1-million improvement in gross margin was largely attributable to the following sales and cost of goods sold components:
•	Higher-margin industrial phosphate products represented 55 percent of phosphate gross margin at $54.3 million in 2005, compared to $47.7 million in 2004, when all other major product categories saw negative gross margins.

•	Increased export demand, industry curtailments, higher ammonia and sulfur input costs and the closure of a competitor’s plant led to price increases in all major product categories. In feed, we benefited from tighter North American supplies and higher prices. Realized prices for solid fertilizers were up as demand in India and Pakistan increased during 2005. As well, industry curtailments and production cutbacks in the US during the latter part of 2005 (resulting from the continuing effects of Hurricanes Katrina and Rita and the closure of US Chem’s plant) led to reduced supply. Liquid phosphate fertilizers benefited from strong demand, resulting in higher realized prices. Price increases for liquid fertilizers in the Indian market were a major contributor to overall favorable offshore price realizations, but higher prices in the North American market were also achieved.
•	Liquid fertilizer sales volumes were 32 percent higher as the benefit of the first full year of an MGA contract with India was realized. These volumes were partially offset by declines in solid fertilizer volumes as reduced demand in Brazil more than offset higher Pakistan and India purchases. The decline in solid fertilizer volumes positively impacted gross margin as the products for which sales declined were lower margin products.

•	Cost of goods sold rose by $59.6 million. Although a 7-percent increase in phosphoric acid production levels allowed us to benefit from operating rate efficiencies, we experienced an unfavorable price variance of $52.6 million due to increases in chemical, reagent and energy costs, as well as higher fixed costs (primarily fringe benefits and accretion expense associated with asset retirement obligations). Additionally, raw material input costs for ammonia and sulfur increased by 10 percent and 3 percent, respectively. The cost and availability of both of these inputs were negatively impacted by the hurricanes.

Purified Acid Production (million tonnes P2O5)

	Annual		Production
	Capacity	2006	2005	2004

Aurora NC	.333[1]	.245	.248	.246

[1]	Reflects an 82,000-tonne expansion as of July 1, 2006.
Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.

Phosphate Feed Production (million tonnes)

	Annual		Production		Employees
	Capacity	2006	2005	2004	(active)

Marseilles IL	.278	.119	.127	.138	25
White Springs FL (Monocal)	.272	.212	.190	.126	26
Weeping Water NE	.209	.117	.119	.122	33
Joplin MO	.163	.082	.080	.087	24
Aurora NC (DFP)	.159	.085	.115	.079	28
White Springs FL (DFP)[1]	.100	—	.044	.086	—
Fosfatos do Brasil	.110	.049	.076	.075	90

TOTAL	1.291	.664	.751	.713	226

[1]	Ceased production July 31, 2005.
Prices for all our phosphate products rose in 2006, with tight fundamentals pushing feed up by almost $50 a tonne, or 19 percent, and fertilizers by 5-6 percent. Feed and industrial products contributed 81 percent of phosphate gross margin.

Rock and Acid Production

	Phosphate Rock Production (million tonnes)				Phosphoric Acid (million tonnes P2O5)

	Annual		Production		Annual		Production		Employees
	Capacity	2006	2005	2004	Capacity	2006	2005	2004	(active)

Aurora NC	6.000	4.577	4.417	3.964	1.202	1.080	1.048	1.018	1,011
White Springs FL	3.600	3.114	3.186	2.745	.966	.881	.865	.773	860
Geismar LA	—	—	—	—	.202	.147	.184	.171	75

TOTAL	9.600	7.691	7.603	6.709	2.370	2.108	2.097	1.962	1,946

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » PHOSPHATE RESULTS / EXPENSES & OTHER INCOME          33

Phosphate Production (million tonnes product)

		Aurora					White Springs					Geismar

		Annual		Production			Annual		Production			Annual		Production
		Capacity		2006	2005	2004	Capacity		2006	2005	2004	Capacity		2006	2005	2004

Liquids:	MGA[1]	1.835		1.722	1.697	1.687	1.908		.843	.879	.858	.337		.241	.304	.282
	SPA	.676		.353	.149	.224	1.138		.655	.719	.569	.196		.015	.059	.086
Solids (total)		1.247	DAP	.609	.495	.472	.710	DAP	.495	.477	.575	—	DAP	—	—	—
			MAP	.372	.413	.525		MAP	.159	.172	.091		MAP	—	—	—

			Total	.981	.908	.997		Total	.654	.649	.666		Total	—	—	—
1  A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

EXPENSES AND OTHER INCOME

	Dollars (millions), except percentage amounts						% Increase (Decrease)

	2006	% of Sales	2005	% of Sales	2004	% of Sales	2006	2005

Selling and administrative	$158.4	4	$144.5	4	$130.6	4	10	11
Provincial mining and other taxes	66.5	2	137.2	4	92.6	3	(52)	48
Foreign exchange gain (loss)	4.4	—	(12.5)	—	(19.7)	(1)	n/m	(37)
Other income	94.0	2	61.8	2	75.8	2	52	(18)
Interest expense	85.6	2	82.3	2	84.0	3	4	(2)
Income tax expense	158.1	4	267.4	7	131.7	4	(41)	103
n/m = not meaningful

2006 vs 2005
Selling and administrative expenses increased as higher expenses associated with certain of our performance-based compensation plans (which are linked in part to the company’s share price performance), higher stock option expense (as costs associated with both the 2005 and 2006 Performance Option Plans were recognized during 2006 compared to only the 2005 Performance Option Plan during 2005) and increased corporate amortization costs were incurred during 2006.
Provincial mining and other taxes declined 52 percent in 2006 compared to 2005, principally due to decreases in the Saskatchewan Potash Production Tax and corporate capital tax. Saskatchewan’s Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine profits. The profits tax component declined significantly as a result of the deductibility of our capital expenditures to bring back idled potash capacity. This component, which is calculated on a per-tonne basis, was enhanced by high capital expenditures (which are grossed up by 20 percent for profits tax purposes) and 12 percent lower potash sales volumes. In addition, during the second quarter of 2006, the Province of Saskatchewan enacted changes to reduce the capital tax resource surcharge from 3.6 percent to 3 percent over the next three years, with a 0.3 percentage point reduction effective July 1, 2006.
Treasury activity and the year-end translation of Canadian dollar-denominated monetary items on the Consolidated Statement of Financial Position contributed to a net foreign exchange gain of
$4.4 million in 2006. The Canadian dollar gained strength against the US dollar over the first half of 2006, then weakened during the second half. The strengthening of the Canadian dollar relative to the US dollar during 2005 contributed to foreign exchange losses of $12.5 million last year.
Other income increased by $32.2 million as a $3.0-million dividend was received from Sinofert during 2006 and dividend income from our investment in ICL increased by $8.9 million compared to 2005. A reduction in loss on disposal of assets compared to that recognized during 2005 and a higher gain on sale of property, plant and equipment (including a $4.4-million gain on the sale of four of the company’s PCS Joint Venture Ltd. properties) further contributed to the increase. These were complemented by a slightly higher share of earnings from equity investees during 2006.
Including the current portion, weighted average long-term debt outstanding during 2006 was $1,296.7 million (2005 -$1,266.3 million) with a weighted average interest rate of 6.9 percent (2005 — 6.9 percent). The weighted average interest rate on short-term debt outstanding in 2006 was 5.2 percent (2005 - 3.5 percent) and the weighted average short-term debt outstanding was $518.8 million (2005 — $115.9 million). Though the average balance of short-term debt outstanding was higher at higher interest rates, the interest expense category increased only $3.3 million due to the impact of higher capitalized interest because of expansion and other projects and interest income recognized on income tax refunds received during 2006.

34          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » EXPENSES & OTHER INCOME

The company’s consolidated reported income tax rate for 2006 was approximately 20 percent (2005 — 33 percent). The reduction was due to the following:
•	During 2006, we reduced our consolidated effective income tax rate from 33 percent to 30 percent, primarily due to two factors that occurred during the year. First, the Province of Saskatchewan enacted changes to the corporate income tax, reducing the rate from 17 percent to 12 percent over the next three years. The impact of this change, reducing our future income tax liability by $21.9 million, was also recognized during the year. Second, we revised our estimated allocation of annual income before income taxes by jurisdiction as a result of a decrease in expected potash operating income in Canada.

•	During 2006, the Government of Canada enacted changes to the federal corporate income tax and the corporate surtax. The corporate income tax rate will be reduced from 21 percent to 19 percent over the next four years and the corporate surtax will be reduced from 1.12 percent to nil in 2008. The $22.9-million impact of this change that reduced our future income tax liability was recognized during 2006.

•	Income tax refunds totalling $34.1 million were recorded, relating to a recent Canadian appeal court decision (pertaining to a uranium producer) which affirmed the deductibility of the Saskatchewan capital tax resource surcharge.
The combination of income tax refunds received, changes in tax rates and lower operating income led to a decline in income tax expense of $109.3 million compared to 2005. For 2006, 60 percent of the effective rate pertained to current income taxes and 40 percent to future income taxes, aside from the impact of the aforementioned income tax refunds and the effect of the Canadian tax rate changes on the company’s future income tax liability recognized during the year. The decrease in the current tax provision from 85 percent last year is largely due to the significant decrease in potash operating income in Canada and the change in mix and levels of income earned in the company’s other tax jurisdictions.
2005 vs 2004
Selling and administrative expenses increased by $13.9 million over 2004, primarily as a result of the non-cash expense associated with performance stock options approved by the company’s shareholders and granted to employees in the second quarter of 2005 (none were granted in 2004). Total pre-tax stock option expense recorded in 2005 was $27.5 million, of which 81 percent pertained to selling and administrative expenses. This compared to $11.1 million in 2004, when 74 percent represented selling and administrative expenses. The remaining changes in selling and administrative expenses resulted largely from increased repair and maintenance activities, partially offset by reductions in other performance-based compensation due to movements in our share price.
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
Other income declined $14.0 million over 2004 despite an increase of $21.2 million in our share of earnings from equity investments in SQM and APC. The primary reason for the decline was that other income in 2004 included a $34.4-million gain on the sale of approximately 9.8 million shares of SQM.
Weighted average long-term debt outstanding in 2005 was $1,266.3 million (2004 — $1,269.5 million) with a weighted average interest rate of 6.9 percent (2004 — 6.9 percent). The weighted average interest rate on short-term debt outstanding was 3.5 percent (2004 — 1.4 percent). Despite the higher average interest rates on short-term debt, interest expense decreased by $1.7 million in 2005, largely due to the impact of higher average cash balances.

 IMPACT OF FOREIGN EXCHANGE

Because of the international nature of our operations, we incur costs and expenses in a number of foreign currencies other than the US dollar. The exchange rates covering such currencies have varied substantially over the last three years. The sharp decline in the US dollar has had a significant unfavorable impact on costs and expenses incurred in other currencies, which are translated into US dollars for financial reporting purposes. In Canada, our revenue is earned and received in US dollars while the cost base for our potash operations is in Canadian dollars. This results in higher translated expenses without any offsetting increase in revenues.
The following table shows the impact on net income if the 2006 exchange rate had remained at the 2005 year-end rate of 1.1659, and the impact on 2005 net income had the rate remained at the 2004 year-end rate of 1.2036:

Impact on net income	2006	2005

Dollars (millions), except per-share amounts

Operating income increase before income taxes	$8.6	$12.1
Net income increase	6.0	8.1
Diluted net income per share increase	0.06	0.07

A general description of our hedging activities to help mitigate volatility is outlined on Page 44.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » EXPENSES & OTHER INCOME / QUARTERLY RESULTS          35

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

QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE

(unaudited, in millions of US dollars except per-share amounts)
	2006					2005
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$861.6	$928.7	$953.5	$1,022.9	$3,766.7	$921.4	$1,057.3	$938.0	$930.5	$3,847.2
Less: Freight	54.9	62.3	65.6	73.0	255.8	67.2	67.4	59.9	55.2	249.7
Transportation & distribution	31.2	35.8	37.6	29.5	134.1	28.9	32.1	29.8	31.1	121.9
Cost of goods sold	572.0	577.2	604.5	621.1	2,374.8	566.8	613.0	568.8	602.0	2,350.6
Gross margin	203.5	253.4	245.8	299.3	1,002.0	258.5	344.8	279.5	242.2	1,125.0
Operating income	192.1	194.7	223.2	265.5	875.5	216.7	265.7	214.9	195.3	892.6
Net income	125.5	175.1	145.2	186.0	631.8	131.3	164.2	130.3	117.1	542.9
Net income per share
— basic	1.21	1.69	1.40	1.78	6.08	1.18	1.50	1.20	1.11	5.00
Net income per share
— diluted	1.19	1.65	1.37	1.74	5.95	1.15	1.46	1.17	1.09	4.89
Potash gross margin	90.8	132.8	153.6	183.9	561.1	176.2	223.3	167.6	140.3	707.4
Nitrogen gross margin	79.4	91.7	62.4	82.1	315.6	65.3	99.4	79.7	74.3	318.7
Phosphate gross margin	33.3	28.9	29.8	33.3	125.3	17.0	22.1	32.2	27.6	98.9

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

In the fourth quarter of 2006, record potash sales volumes, supported by strong gross margins in phosphate and nitrogen, lifted us to the best quarter in company history with fourth-quarter earnings of $1.74 per share ($186.0 million), a 59-percent increase over the $1.09 ($117.1 million) earned in the same quarter last year. This raised our 2006 earnings to $5.95 per share ($631.8 million) from $4.89 per share ($542.9 million) in 2005, our third straight year of record earnings.
Highlights of our 2006 fourth quarter include:
•	Potash gross margin of $183.9 million was 31 percent above the $140.3 million in the fourth quarter of 2005. Gross margin as a percentage of net sales rebounded to 57 percent during the quarter, up from 53 percent in the two trailing quarters and 47 percent in the first quarter. Our total potash sales volumes for the fourth quarter reached 2.2 million tonnes as offshore sales volumes grew to 1.3 million tonnes from 1.1 million tonnes in fourth-quarter 2005. Canpotex shipped 2.0 million tonnes during the fourth quarter, up from 1.8 million tonnes in the same quarter last year as quarter-over-quarter shipments to China and India rose by 41 percent and 4 percent, respectively. In North America, strong fall application and some dealer restocking drove up quarter-over-quarter sales volumes by 58 percent to 0.85 million tonnes. In response to increased demand in the latter part of the year, we produced a record 2.4 million tonnes during the fourth quarter. Compared to the fourth quarter of 2005, potash production costs were higher due to the stronger average Canadian dollar exchange rate and rising prices for petroleum-
based supplies and repair services, offset by lower natural gas costs.
•	Nitrogen gross margin of $82.1 million was a fourth-quarter record and the third highest in our history, 10 percent greater than the $74.3-million gross margin in the same quarter of 2005. Fourth-quarter realized prices for ammonia and urea declined by 20 percent and 17 percent, respectively, from the peaks reached in the fourth quarter of 2005. Nitrogen production was up 8 percent in the fourth quarter of 2006 following the first-half completion of debottlenecking projects in Trinidad, enabling a 10-percent increase in ammonia sales volumes in the quarter. Trinidad contributed $48.1 million of gross margin for the quarter, representing 59 percent of segment gross margin. Industrial sales volumes were up 8 percent from last year’s fourth quarter and represented 68 percent of total nitrogen sales, while fertilizer tonnes were down 13 percent from the same quarter of 2005. Urea sales volumes were up 9 percent quarter over quarter because of strong industrial sales.

•	Phosphate gross margin grew to $33.3 million from $27.6 million in the fourth quarter of 2005, achieving a level it had previously reached only once since 1999. Industrial products contributed $8.3 million in gross margin and feed products contributed $13.8 million. Liquid fertilizer sales volumes were 28 percent higher than in the same quarter last year, driven by strong

36          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » QUARTERLY RESULTS / KEY EARNINGS SENSITIVITIES

Offshore sales, mainly to India. Solid fertilizer sales volumes increased by 26 percent compared to fourth-quarter 2005 due to higher sales in North America (driven by strong demand after a late harvest) and offshore (driven by significantly higher demand in Pakistan and Latin America). Stronger competitive pressures, however, resulted in fourth-quarter prices for solid phosphate fertilizers falling 5 percent from the same period last year, though liquid fertilizer prices were up slightly due to strong offshore sales demand. Feed prices rose 12 percent quarter over quarter due to a tighter supply/demand balance. These increases were partially offset by higher input and production costs.

•	Selling and administrative expenses increased $15.3 million from last year’s fourth quarter, primarily due to higher expenses associated with certain of our performance-based compensation plans, which are linked, in part, to the company’s share price performance.
•	The Canadian dollar weakened against the US dollar during the fourth quarter of 2006 and the translation of Canadian-dollar denominated monthly items contributed to $13.6 million of foreign exchange gains during the period. This compared to losses of $0.1 million during last year’s fourth quarter when the Canadian dollar strengthened marginally.

•	Other income was $14.2 million higher than in the fourth quarter of 2005 as we realized a higher share of earnings from our equity investees and gains on sale of property, plant and equipment compared to losses during the fourth quarter of 2005.

•	Our consolidated reported income tax rate for the quarter ended December 31, 2006 was approximately 25 percent, compared to 33 percent during the same period in 2005. The reduction was due to a change in the company’s effective rate from 33 percent to 30 percent during 2006 and the recording of income tax refunds in fourth-quarter 2006.

KEY EARNINGS SENSITIVITIES

A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2007 earnings guidance of $6.25 to $7.25 per share.

Effect
INPUT COST SENSITIVITIES		on EPS
NYMEX gas price	Nitrogen	+ 0.07

increases by $1/MMBtu	Potash	– 0.05

Sulfur changes by $5/long ton	Phosphate	± 0.07

Canadian to US dollar strengthens by $0.01	Canadian operating expenses net of provincial taxes	– 0.04

	Translation gain/loss	– 0.03

Effect
PRICE AND VOLUME SENSITIVITIES		on EPS
Price	Potash changes by $5/tonne	± 0.22

	DAP/MAP changes by $5/tonne	± 0.05

Ammonia increases by $10/tonne
	• Nitrogen	+ 0.05

	• Phosphate	– 0.02

	Urea changes by $10/tonne	± 0.08

Volume	Potash changes by 100,000 tonnes	± 0.06

	Nitrogen changes by 50,000 N tonnes	± 0.06

	Phosphate changes by 50,000 P2O5 tonnes	± 0.07

The above sensitivities affect cash flow as well, except the translation gain/loss which is primarily non-cash.

 INDICATORS TO WATCH IN 2007

FERTILIZER
•	Weather and global acreage planted
•	Ethanol and biodiesel developments
•	US corn acres
•	US dollar exchange rates with global currencies
•	Global crop prices
•	Ocean freight rates
•	Prices for natural gas, ammonia and sulfur
•	EU and US nitrogen curtailments
•	Brazil — weather, soybean prices, credit policy, soybean acres planted
•	China’s agricultural taxes, subsidies, corn trade, soybean imports
•	US progress on new Farm Bill 2007
FEED AND INDUSTRIAL
•	Health of US and world economies
•	Effect of livestock-based disease restrictions on world trade — such as Avian flu, BSE, F&MD
•	Potential tightening of restrictions on the use of meat and bone meal in animal feeds
•	Impact of residual grain from ethanol production on US feed phosphate consumption
•	Consumer spending, housing starts, household improvements, and vehicle production and sales

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » 2007 OUTLOOK          37

2007 OUTLOOK

1	Economy: The world economy is expected to maintain its strong momentum in 2007, with the International Monetary Fund projecting growth at 4.9 percent. The fast-growing Asian economies, led by China and India, should again be major growth drivers, as people continue to improve their lifestyles through better diets and increased use of products from industry.
2	Food: The higher incomes in developing countries are expected to permit greater expenditures on food products, with increased protein intake from animal products being the top priority. China’s Ministry of Agriculture predicts that national consumption of pork and eggs will increase significantly by 2030, beef and poultry will double and dairy consumption could more than quadruple.
in ethanol production, as much as 50 percent more by the end of the decade, according to USDA. Malaysia and Indonesia are projected to plant more oil palm for use in producing biodiesel, allocating 40 percent of their combined output to it. Europe will likely be a major destination for this substitute for petroleum-based diesel, so it can meet its transportation sector target of 5.7 percent biofuels by 2010.
4	Crop Inventories: In 2007, global inventories of the major crops are expected to continue to decline, driven by increasing consumption for food, feed, fiber and biofuels and the lack of adequate balanced fertilization in many countries.

3	Biofuels: Rising global oil demand for transportation and other uses is projected by Fertecon to keep oil prices above $50 per barrel in 2007 and between $45 and $65 for the rest of the decade. This is expected to accelerate the biofuels revolution. US ethanol production is expected to consume more than 20 percent of the crop in 2007, rising to 30 percent by 2010. In Brazil, more land is expected to be planted to sugar cane for use
5	Crop Prices: Higher prices are expected for the major large-acreage crops, driven for corn and wheat by the decline in global inventories to the critical point at which market signals encourage growers to increase production. Prices for crops such as soybeans are projected to strengthen because of competition from corn and wheat for planted acreage.

38          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » 2007 OUTLOOK

6	Fertilizer: Farmers around the world are expected to respond to higher crop prices by planting more of the high fertilizer-consuming crops used in biofuels production, such as corn, sugar cane and oil palm. Developing countries seeking to boost their low soil fertility levels are expected to apply more fertilizer. These factors are projected to drive fertilizer sales, with forecast growth of 10 percent in demand for potash, 5.8 percent for phosphate (phosphoric acid) and 3.4 percent for nitrogen, according to industry consultants.
7	Potash: Global potash sales are projected by industry consultants to increase by 10 percent in 2007 as countries refill the potash pipelines depleted during the extended 2006 price negotiations with China and India. Three-percent annual growth is projected for 2008 and beyond, although demand for crops to produce biofuels could push that up to 4 percent.

In 2007, China and India are expected to increase imports substantially to replenish their inventories and meet rising consumption. Strengthening soybean prices are expected to boost Brazil’s imports. US sales are projected to increase sharply to restock field inventories and supply nutrients for the additional acres planted to corn.

The flooding and subsequent closure of Berezniki 1 in late 2006 forced Uralkali to reduce its 2007 production plan by 1.2 million tonnes. As a result, more Canadian potash should be required to meet world needs.

8	Natural Gas: Natural gas prices strengthened with the onset of the 2006/2007 winter, and the futures market projects that they will remain between $7.00 and $9.50/MMBtu from 2007 to 2010. In regions with limited natural gas resources and growing consumption — including several developing countries, the US and the EU — the tight supply/demand balance has increased gas prices. This is projected to accelerate development of a global liquefied natural gas (LNG) infrastructure, pushing up gas prices in regions where they are now low and making the economics of producing nitrogen products there and transporting them to high-cost gas regions less attractive.
9	Nitrogen: Nitrogen demand is expected to surge in 2007 in response to higher crop prices and growing biofuel production. Despite new capacity coming on stream, demand growth is expected to exceed supply throughout the year, underpinning prices.
10	Phosphate: As new global capacity displaces US imports, the long decline in the US share of the global DAP market is projected to continue, falling to one-third by the end of the decade. Recent US phosphate shutdowns are projected to maintain relatively strong markets through 2008, but new capacity in China and Saudi Arabia near the end of the decade may soften markets by 2010. Increases in domestic production in India, the world’s largest DAP importer, in 2007 are expected to keep pace with growth in consumption, holding imports near the 2006 level of 2.8 million tonnes.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » FINANCIAL CONDITION REVIEW / LIQUIDITY & CAPITAL RESOURCES          39

FINANCIAL CONDITION REVIEW

Total assets were $6,217.0 million at December 31, 2006, up $859.1 million or 16 percent over December 31, 2005. Total liabilities increased by $211.3 million from December 31, 2005 to $3,436.7 million at December 31, 2006, and total shareholders’ equity increased by $647.8 million during the same period to $2,780.3 million.
During the fourth quarter of 2006, we issued 30-year notes payable in the principal amount of $500.0 million, bearing interest at 5.875 percent. A portion of the net proceeds from these notes will be used to repay $400.0 million of 7.125 percent notes when they mature in 2007, and, in the interim, was used to reduce outstanding short-term debt. The balance of the net proceeds from the notes issued is intended for general corporate purposes.
The largest contributors to the increase in assets during 2006 were intercorporate investments, property, plant and equipment and cash. During the year, we acquired: (1) an additional 10-percent interest in the ordinary shares of Sinofert for $126.3 million; (2) 220,100 additional shares of APC for $3.7 million; and (3) an additional 17,450,015 Class B shares of SQM for $235.0 million. As a result of these purchases, our ownership interest in Sinofert increased from 10 percent to 20 percent, our interest in APC remained at 28 percent and our interest in SQM increased from 25 percent to 32 percent. We also made additions to property, plant and equipment of $508.6 million ($216.7 million of which was spent to bring back idled potash capacity at our Allan and Lanigan operations). Cash increased $231.8 million, largely due to proceeds from long-term debt issued during the fourth quarter.
The increase in liabilities was greatly attributable to the issuance of long-term debt during 2006. This was partially offset by a $297.5 million decline in accounts payable and accrued charges at the end of 2006 compared to 2005. Current income taxes payable declined by $160.4 million as a result of Canadian installments for 2006 based on expectations higher than actual results, while the 2005 required installments were significantly lower than accrued for 2005. A reclassification of amounts between current and future income tax liability and lower Canadian income tax rates also contributed to the decrease. Hedging margin deposits were down $150.9 million due to lower natural gas prices and reduced volumes of derivative contracts outstanding. Short-term debt also declined, by $94.3 million, as a portion of the proceeds from issuance of long-term debt was used to repay short-term debt. There was a change in mix between current and long-term debt as $400.0 million of the company’s notes payable were classified to current during 2006. The notes, having an interest rate of 7.125 percent, are payable on June 15, 2007.
Share capital, retained earnings and contributed surplus all increased at December 31, 2006 compared to 2005. Share capital was $52.3 million higher due to the issuance of common shares arising from stock option exercises and our dividend reinvestment plan. Recognition of compensation cost associated with our stock-based compensation plans increased contributed surplus by $29.5 million while the issuance of common shares arising from stock option exercises reduced the balance, for a net increase of $26.0 million. Net earnings of $631.8 million for 2006 increased retained earnings while dividends declared of $62.3 million reduced the balance, for a net increase in retained earnings of $569.5 million at December 31, 2006 compared to December 31, 2005.

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

Contractual Obligations and Other Commitments Payments Due by Period — Dollars (millions)
	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term debt	$1,757.5	$400.4	$0.5	$600.7	$755.9
Estimated interest payments on long-term debt	599.2	102.8	177.2	153.8	165.4
Operating leases	646.7	79.3	145.0	130.4	292.0
Purchase obligations	831.1	143.0	208.8	140.5	338.8
Other commitments	74.2	21.5	24.1	10.0	18.6
Other long-term liabilities	953.1	33.7	76.7	60.8	781.9

Total	$4,861.8	$780.7	$632.3	$1,096.2	$2,352.6

40          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » LIQUIDITY & CAPITAL RESOURCES

Long-Term Debt
Long-term debt consists of $1,750.0 million of notes payable that were issued under US shelf registration statements ($500.0 million of which were issued during 2006), a net of $5.9 million under a back-to-back loan arrangement (described in Note 12 to the consolidated financial statements) and other commitments of $1.6 million payable over the next five years.
The notes payable represent over 99 percent of our total long-term debt portfolio and are unsecured. Of the notes outstanding, $400.0 million bear interest at 7.125 percent and mature in 2007, $600.0 million bear interest at 7.750 percent and mature in 2011, $250.0 million bear interest at 4.875 percent and mature in 2013 and $500.0 million bear interest at 5.875 percent and mature in 2036. There are no sinking fund requirements. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0 million. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with all covenants as at December 31, 2006.
The estimated interest payments on long-term debt in the table on Page 39 include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2006.
Operating Leases
We have long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2020. The most significant operating leases consist of three items. The first is our lease of railcars, which extends to approximately 2020. The second is the lease of port facilities at the Port of Saint John for shipping New Brunswick potash offshore. This lease runs until 2018. The third is the lease of four vessels for transporting ammonia from Trinidad. One vessel agreement runs until 2019; the others terminate in 2016.
Purchase Obligations
We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table on Page 39 are based on contract prices.
We have entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table on Page 39 are based on floor prices and minimum purchase quantities.
We also have long-term agreements for the purchase of phosphate rock used at our Geismar facility. The commitments included in the table on Page 39 are based on the expected purchase quantity and current net base prices.
Other Commitments
Other operating commitments consist principally of amounts relating to various rail freight contracts, the latest of which expires in 2010, and mineral lease commitments, the latest of which expires in 2025.
Other Long-Term Liabilities
Other long-term liabilities consist primarily of net accrued pension and other post-retirement benefits, future income taxes, environmental costs and asset retirement obligations.
Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 39.
Capital Expenditures
We expect to incur capital expenditures of approximately $225 million for opportunity capital during 2007, and approximately $175 million to sustain operations at existing levels.
SOURCES AND USES OF CASH
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:

Dollars (millions) except percentage amounts
				% Increase
				(Decrease)
	2006	2005	2004	2006	2005

Cash provided by operating activities	$696.8	$865.1	$658.3	(19)	31
Cash used in investing activities	$(839.7)	$(555.3)	$(225.5)	51	146
Cash provided by (used in) financing activities	$374.7	$(674.8)	$21.4	n/m	n/m

Increase (decrease) in cash and cash equivalents	$231.8	$(365.0)	$454.2	n/m	n/m

n/m = not meaningful

Dollars (millions) except ratio and percentage amounts
				% Increase
	December 31	December 31	December 31	(Decrease)
	2006	2005	2004	2006	2005
Current assets	$1,310.2	$1,110.8	$1,243.6	18	(11)
Current liabilities	$(1,103.5)	$(1,096.1)	$(703.7)	1	56
Working capital	$206.7	$14.7	$539.9	n/m	(97)
Current ratio	1.19	1.01	1.77	18	(43)
n/m = not meaningful

Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings against our line of credit and commercial paper program, long-term debt issued under our US shelf registration statements, and long-

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CAPITAL STRUCTURE & MANAGEMENT          41

term debt drawn down under our syndicated credit facility. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, intercorporate investments, dividends, and interest and principal payments on our debt securities.
Cash provided by operating activities declined by $168.3 million, largely attributable to a $248.8-million decrease in net cash flows from non-cash operating working capital. Operating cash flow due to changes in accounts payable and accrued charges reduced cash flow from operations by $269.1 million during 2006 due to: (1) reductions in income tax payable because of paying 2005 Canadian income taxes due in first-quarter 2006 and making Canadian installments for 2006 based on expectations higher than actual results; (2) a decline in hedging margin deposits due to falling gas prices and reduced volumes of derivative contracts outstanding; and (3) payments of performance-based compensation accruals that were outstanding at December 31, 2005. This compares to a $238.1-million increase in operating cash flow from changes in accounts payable and accrued charges during 2005 when hedging margin deposits increased by $145.2 million, caused by higher natural gas prices at December 31, 2005 compared to December 31, 2004.
Cash used in investing activities rose $284.4 million year over year. The most significant cash outlays included:
•	During 2006, we acquired additional interests in Sinofert, APC and SQM, for which cash paid totalled $352.5 million. The Sinofert purchase price was financed by short-term debt; the purchase prices of APC and SQM were financed by cash on hand. In 2005, we acquired 1 million additional shares in APC for $18.6 million,
21 million additional shares in ICL for $74.9 million and a 10-percent interest in Sinofert for $97.4 million.

•	Our spending on property, plant and equipment increased by $125.9 million as compared to last year, largely due to major capital expansion projects in potash. In total, we invested $508.6 million, or 14 percent of sales (2005 — $382.7 million, or 10 percent of sales) in capital projects, which were financed by our short-term credit facilities. Approximately 58 percent (2005 — 43 percent) of our consolidated capital expenditures related to the potash segment.
Cash provided by financing activities increased by $1,049.5 million during 2006 compared to 2005, largely attributable to the fact that in 2005 we used $851.9 million to repurchase common shares under our normal course issuer bid. As well, the company received $483.9 million proceeds from issuance of long-term debt (net of discount and issue costs) and repaid $1.3 million during 2006, as compared to repayments in 2005 totalling $10.1 million. This was partially offset by a $94.3-million reduction of short-term debt, compared to proceeds of $158.7 million in 2005, and proceeds from the issuance of common shares $46.6 million lower than in 2005.
We believe that internally generated cash flow, supplemented by borrowing from existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements in 2007, exclusive of any possible acquisitions, as was the case in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.

CAPITAL STRUCTURE AND MANAGEMENT

Capital Structure
Dollars (millions), except as noted

	December 31	December 31
	2006	2005

Short-term debt	$157.9	$252.2
Current portion of long-term debt	400.4	1.2
Long-term debt	1,357.1	1,257.6

Total debt	1,915.4	1,511.0
Shareholders’ equity	$2,780.3	$2,132.5

Total debt to capital	41%	41%

Fixed rate debt as a percentage of total indebtedness	91%	83%

Common shares outstanding	104,801,049	103,593,792
Stock options outstanding	4,768,548	5,081,756

Dividend payout ratio	10%	12%

Principal Debt Instruments
Dollars (millions) at December 31, 2006

	Total	Amount	Amount	Amount
	Amount	Outstanding	Committed	Available

Syndicated credit facility	$750.0	$—	$157.9	$592.1
Line of credit	75.0	—	17.3	57.7
Commercial paper	750.0	157.9	—	592.1
US shelf registrations	2,000.0	1,750.0	—	250.0

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and fixed rates on our long-term debt.
We have a $750.0-million syndicated credit facility, renewed in September 2005 for a five-year term and extended in September 2006 for one additional year, which provides for unsecured advances. The amount available to us is the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding. No funds were borrowed under the facility as of December 31, 2006. The line of credit is renewable annually and outstanding letters of credit and direct borrowings reduce the amount available. Both the line of credit and the syndicated credit facility have financial tests and other covenants with which we must comply at each quarter-end. Principal covenants under the credit facility and line of credit require a debt-to-capital ratio of less than or equal to 0.55:1, a long-term debt-to-EBITDA (defined in the respective agreements as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 million and debt of subsidiaries not to exceed $590.0 million. The syndicated credit facility and line of credit are also subject to other customary covenants and events of default, including an event of default for

42          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CAPITAL STRUCTURE & MANAGEMENT

non-payment of other debt in excess of Cdn $40.0 million. Non-compliance with any of the above covenants could result in accelerated payment of the related debt and amount due under the line of credit, and termination of the line of credit. We were in compliance with all covenants as at December 31, 2006.
The commercial paper market is a source of “same day” cash for the company. During the first quarter of 2006, we increased our commercial paper program from $500.0 million to $750.0 million. Access to this source of short-term financing depends primarily on maintaining our R1 low credit rating by DBRS and conditions in the money markets. The interest rates we pay are partly based on the quality of our credit ratings, which are all investment grade. Our credit rating, as measured by Standard & Poor’s senior debt ratings and Moody’s senior debt ratings, remained unchanged from December 31, 2005 at BBB+ with a stable outlook and Baa1 with a stable outlook, respectively.
We also have a US shelf registration statement under which we may issue up to an additional $250.0 million in unsecured debt securities.
For 2006, our weighted average cost of capital was 8.8 percent (2005 — 8.3 percent), of which 86 percent represented equity (2005 — 89 percent).
OUTSTANDING SHARE DATA
We had 104,801,049 common shares issued and outstanding at December 31, 2006, compared to 103,593,792 common shares issued and outstanding at December 31, 2005. The company issued 1,207,257 common shares pursuant to the exercise of stock options and our dividend reinvestment plan.
During the second quarter, the 2006 Performance Option Plan was approved by our shareholders. It permits the grant to eligible employees of options to purchase common shares of the company at an exercise price based on the closing price of the shares on the day prior to the grant. The key design difference between the 2005 and 2006 Performance Option Plans and the company’s other stock option plans is the performance-based vesting feature. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.
At December 31, 2006, there were 4,768,548 options to purchase common shares outstanding under the company’s four stock option plans, as compared to 5,081,756 at December 31, 2005.
OFF-BALANCE SHEET ARRANGEMENTS
We enter into off-balance sheet arrangements in the normal course of our business, including guarantee contracts, certain derivative instruments and long-term fixed price contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements. These types of arrangements are discussed below.
Guarantee Contracts
In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications and no amounts have been accrued in our consolidated financial statements with respect to these guarantees (apart from any appropriate accruals relating to the underlying potential liabilities).
Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. We would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2006, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $367.2 million, representing the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At December 31, 2006, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and we had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9 million and cash margins held of approximately $22.8 million to maintain derivatives.
We have guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and Geismar, in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance requirements designed to ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks in the state. The new requirements became effective in July 2005 and include financial strength tests that are more stringent than under previous law and a requirement that gypsum stack closure cost estimates include the cost of treating process water. The company has met these financial assurance responsibilities as of December 31, 2006. Costs associated with the retirement of long-lived tangible assets are included in the accrued costs reflected in Note 15 to our consolidated financial statements to the extent that a legal liability to retire such assets exists.
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following approval of these plans by the responsible provincial minister. The Minister of Environment for Saskatchewan provisionally approved the plans

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS          43

in July 2000. In July 2001, a Cdn $2.0 million irrevocable Letter of Credit was posted. We submitted a revised plan when it was due in 2006 and are awaiting a response from the province. The company is unable to predict, at this time, the outcome of the ongoing review of the plans or the timing of implementation and structure of any financial assurance requirements.
Derivative Instruments
We use derivative financial instruments to manage exposure to commodity price, interest rate and foreign exchange rate fluctuations. We may choose to enter into certain derivative transactions that may not qualify for hedge accounting treatment under Canadian GAAP, but nonetheless economically hedge certain aspects of our business strategies. These economic hedges are recorded at fair value on our Consolidated Statements of Financial Position and marked-to-market each reporting period. However, we consider any derivative transactions that are specifically designated (and qualify) for hedge accounting under Canadian GAAP to be off-balance sheet items since they are not recorded at fair value.
We employ derivative instruments to hedge the future cost of anticipated natural gas purchases, primarily for our US nitrogen plants. By policy, the maximum period for these hedges cannot exceed 10 years. Exceptions to policy may be made with the specific approval of our Gas Policy Advisory Committee. The fair value of our gas hedging contracts at December 31, 2006 was $120.3 million (2005 — $277.1 million).
We may use interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. In 2006, the company terminated interest rate swap contracts that effectively converted a notional amount of $300.0 million (2005 —$225.0 million) of fixed rate debt (due 2011) into floating rate debt for cash proceeds of $5.2 million (2005 — $1.8 million) and a gain of $5.1 million (2005 — $1.6 million). Hedge accounting on all terminated interest rate swap contracts was discontinued prospectively. The associated gains are being amortized over the remaining term of the related debt as a reduction to interest expense. No interest rate swap contracts were outstanding as at December 31, 2006 or 2005.
Note 27 to our consolidated financial statements provides more detail on our accounting for and types of derivatives.
Long-Term Fixed Price Contracts
Certain of our long-term raw materials agreements contain fixed price components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 40.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. The following discussion provides additional detail regarding our exposure to the risks of changing commodity prices, interest rates and foreign exchange rates. A discussion of enterprise-wide risk management can be found on Pages 21 to 22.
COMMODITY RISK
Our natural gas purchase strategy is based on diversification of price for our total gas requirements (which represent the forecast consumption of natural gas volumes by our manufacturing and mining facilities). The objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk.
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
A sensitivity analysis has been prepared to estimate our market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices where available or prices provided by other external sources. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10-percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2006, our estimated derivative commodity instruments’ market risk exposure was $30.5 million (2005 — $60.7 million), based on our gas hedging contracts fair-valued at $120.3 million (2005 — $277.1 million). Actual results may differ from this estimate. Changes in the fair value of such derivative instruments, with maturities in 2007 through 2016, will generally relate to changes in the spot price of natural gas purchases.
INTEREST RATE RISK
We address interest rate risk by using a diversified portfolio of fixed and floating rate instruments. This exposure is also managed by aligning current and long-term assets with demand and fixed-term debt and by monitoring the effects of market changes in interest rates.
As at December 31, 2006, our short-term debt (comprised of commercial paper) was $157.9 million, our current portion of long-term debt was $400.4 million and our long-term portion was $1,357.1 million. Long-term debt, including the current portion, is

44          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » RELATED PARTY TRANSACTIONS / CRITICAL ACCOUNTING ESTIMATES

comprised primarily of $1,750.0 million of notes payable that were issued under our US shelf registration statements. Since most of our outstanding borrowings have fixed interest rates, the primary market risk exposure is to changes in fair value. It is estimated that, all else constant, a hypothetical 10-percent change in interest rates would not materially impact our results of operations or financial position. If interest rates changed significantly, management would likely take actions to manage our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.
FOREIGN EXCHANGE RISK
We also enter into foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to Canadian dollar operating and capital expenditures and capital expenditures denominated in currencies other than the US or Canadian dollar. These contracts are not designated as hedging instruments for accounting purposes. Gains or losses resulting from foreign exchange contracts are recognized in earnings in the period in which changes in fair value occur.
As at December 31, 2006, we had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $100.0 million (2005 — $43.0 million) at an average exchange rate of 1.1478 (2005 — 1.1852) per US dollar. The company had also entered into forward contracts to sell US dollars and receive euros in the notional amount of $4.2 million (2005 — $2.2 million) at an average exchange rate of 1.2558 (2005 — 1.2145) per euro and to sell Canadian dollars and receive euros in the notional amount of Cdn $3.4 million (2005 —$4.5 million) at an average exchange rate of 1.3988 (2005 —1.3940) per euro. The company also had other small forward exchange contracts outstanding at December 31, 2006 to reduce other currency exposures. Maturity dates for all forward contracts are within 2007.

RELATED PARTY TRANSACTIONS

The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex. Sales for the year ended December 31, 2006 were $467.1 million (2005 —
$577.1 million; 2004 — $421.9 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 32 to the consolidated financial statements.
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
PENSION AND OTHER POST-RETIREMENT COSTS
We sponsor plans that provide pensions and other post-retirement benefits for most of our employees. We believe the accounting estimates related to our employee benefit plan costs are critical

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CRITICAL ACCOUNTING ESTIMATES           45

accounting estimates because: (1) the amounts are based on complex actuarial calculations using several assumptions; and (2) given the magnitude of our estimated costs, differences in actual results or changes in assumptions could materially affect our consolidated financial statements.
Due to the long-term nature of these plans, the calculation of expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by our actuaries. The discount rate reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. We determine the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefit and medical claims payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The expected rate of return on plan assets assumption is based on expected returns for the various asset classes. Other assumptions are based on actual experience and our best estimates. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We have included a table in Note 14 to the consolidated financial statements that quantifies the impact of these differences in each of the last three years. These differences relate primarily to: (1) actual versus expected return on plan assets; (2) actual actuarial gains/losses incurred on the benefit obligation versus those expected and recognized in the consolidated financial statements; and (3) actual past service costs incurred as a result of plan amendments versus those expected and recognized in the consolidated financial statements.
The following table provides the sensitivity of benefit obligations and expense for our major plans to changes in the discount rate, expected long-term return on plan assets, rate of compensation

Impact of a 0.5% Change in Key Assumptions
Dollars (millions)

	Pension Plans		Other Plans
	Obligation	Expense	Obligation	Expense

Discount rate
Decrease in assumption	$42.7	$4.2	$19.8	$2.1
Increase in assumption	(38.9)	(3.9)	(18.3)	(1.9)
Expected long-term rate of return
Decrease in assumption	n/a	2.6	n/a	n/a
Increase in assumption	n/a	(2.6)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(8.3)	(1.8)	n/a	n/a
Increase in assumption	8.8	1.8	n/a	n/a
Medical trend rate
Decrease in assumption	n/a	n/a	(15.0)	(2.6)
Increase in assumption	n/a	n/a	17.7	2.9
n/a = not applicable
increase and medical trend rate assumptions. A lower discount rate results in a higher benefit obligation and a lower funded status. Similarly, poor fund performance results in a lower fair value of plan assets and a lower funded status. In either situation, we may have to increase cash contributions to the benefit plans. The sensitivity analysis should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear. For further details on our annual expense and obligation, see Note 14 to the consolidated financial statements.
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
Accruals for asset retirement obligations and other environmental matters totalled $119.3 million at December 31, 2006 (2005 —$109.6 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.
INCOME TAXES
We operate in a specialized industry and in several tax jurisdictions. As a result, our income is subject to various rates of taxation. The breadth of the company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

46          POTASHCORP 2006 FINANCIAL REVIEW / MD&A » CRITICAL ACCOUNTING ESTIMATES

We estimate future income taxes based upon temporary differences between the assets and liabilities that we report in our consolidated financial statements and the tax basis of our assets and liabilities as determined under applicable tax laws. We record a valuation allowance against our future income tax assets when we believe, based on all available evidence, that it is not “more likely than not” that all of our future income tax assets recognized will be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved.
ASSET IMPAIRMENT
We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. During 2006, we indefinitely ceased operations at two production units in Geismar, Louisiana. In connection with these activities, we recognized impairment charges totalling $6.3 million, as more fully described in Note 19 to the consolidated financial statements. As at December 31, 2006, we determined that there were no other triggering events requiring additional impairment analysis.
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units is determined from internally developed valuation models that consider various factors such as normalized and projected earnings, present value of future cash flows and discount rates. In each of the last two years, we tested goodwill for impairment, and in each year we determined that, based on our assumptions, the fair value of our reporting units exceeded their carrying amounts and therefore we did not recognize impairment.
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
We cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect the asset amounts we have reported. Although we believe our estimates are reasonable and consistent with current conditions, internal planning and expected future operations, such estimates are subject to significant uncertainties and judgments. As a result, it is reasonably possible that the amounts reported for asset impairments could be different if we were to use different assumptions or if market and other conditions were to change. The changes could result in non-cash charges that could materially affect our consolidated financial statements.
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

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » RECENT ACCOUNTING CHANGES          47

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

RECENT ACCOUNTING CHANGES AND EFFECTIVE DATES

2006
In November 2004, the US accounting standards for inventory were amended, requiring abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current period charges. The guidance was effective for us in 2006 and did not have a material impact on our US GAAP consolidated financial statements.
In December 2004, US accounting requirements relating to share-based payments were revised. In 2005, interpretations were released to help clarify and interpret the guidance. With limited exceptions, compensation cost is now measured based on the grant-date fair value of the instruments issued. In addition, liability awards are re-measured each reporting period. The standards were effective for us in 2006 and did not have a material impact on our US GAAP consolidated financial statements.
In March 2005, the US accounting standards for accounting for stripping costs incurred during production in the mining industry were approved. Effective for 2006, stripping costs incurred during production are variable inventory costs that are to be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. Refer to Note 32 to our consolidated financial statements for the impact of this guidance.
In October 2005, the Canadian Institute of Chartered Accountants (CICA) issued guidance to address whether a company has an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. This guidance is very similar to rules issued in the US earlier that year. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This guidance was effective for us in 2006. Implementation did not have a material impact on our consolidated financial statements.
In November 2005, the CICA issued guidance to clarify the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event. Under this guidance, which is similar to that issued in the US earlier that year, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The guidance was effective for us in 2006, and did not have a material impact on our consolidated financial statements.
In September 2006, the US Securities and Exchange Commission (SEC) issued guidance on quantifying misstatements in the financial statements, requiring that misstatements identified in the current year financial statements which result from misstatements of prior year financial statements be quantified and evaluated using a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The guidance was effective for fiscal years ending after November 15, 2006 and did not have a material impact on our US GAAP consolidated financial statements.
In September 2006, the US standard setters issued a standard on employers’ accounting for defined benefit pension and other post-retirement benefit plans that requires: (1) recognition of the over-funded or under-funded status of a benefit plan as an asset or liability in the statement of financial position; (2) recognition of existing unrecognized net gains and losses, unrecognized prior service costs and credits, and unrecognized net transition assets or obligations in other comprehensive income; and (3) measurement of defined benefit plan assets and obligations as of the year-end date. The guidance is effective for our December 31, 2006 US GAAP consolidated financial statements. Refer to Note 32 to our consolidated financial statements for the impact of this guidance.
2007, 2008
In January 2005, the CICA issued new guidance relating to comprehensive income, equity, financial instruments and hedges. Under the new standards: (1) a new location for recognizing certain gains and losses — other comprehensive income — has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner; (2) existing requirements for hedge accounting are extended; and (3) all financial instruments, including derivatives, are to be included on a company’s balance sheet and measured (in most cases) at fair value. The guidance will be effective for the first quarter of 2007. We are reviewing the guidance to determine the potential impact on our consolidated financial statements.
In March 2006, the CICA reached a conclusion on the accounting for stripping costs that differs from the US standards, concluding that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending

48           POTASHCORP 2006 FINANCIAL REVIEW / MD&A » FORWARD-LOOKING STATEMENTS

on the benefit received. The implementation of this guidance is effective January 1, 2007, and is not expected to have a material impact on our consolidated financial statements.
The US and Canadian standard setters issued guidance in April and September 2006, respectively, providing additional clarification on how to analyze and consolidate a VIE. The guidance concludes that the “by-design” approach should be used to assess variability (that is created by the risks it is designed to create and pass along to its interest holders) when applying the VIE standards. The “by-design” approach focuses on the substance of the risks created over the form of the relationship. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed as variable interest entities when a reconsideration event has occurred, effective January 1, 2007. The implementation of this guidance is not expected to have a material impact on our consolidated financial statements.
In July 2006, the CICA revised guidance on treatment of accounting changes. The revised standards require that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. This guidance is effective for fiscal years beginning on or after January 1, 2007 and is not expected to have a material impact on our consolidated financial statements.
In July 2006, the CICA issued guidance on how compensation cost attributable to a stock-based award for a compensation plan containing provisions which allow an employee’s award to continue vesting after the employee has retired should be accounted for. Compensation cost for an employee who is eligible to retire at the grant date should be recognized on the grant date. In the case of an employee who will become eligible to retire during the vesting period, the compensation cost should be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of the guidance is effective January 1, 2007, and is not expected to have a material impact on our consolidated financial statements.
In July 2006, the US standard setters issued guidance on accounting for uncertainty in income taxes, prescribing a comprehensive model for how a company should recognize, measure, present and disclose uncertain tax positions that it has taken or expects to take on a tax return. The evaluation of tax positions will be a two-step process, whereby: (1) the company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. We are reviewing the guidance (which is effective for the first quarter of 2007) to determine the potential impact, if any, on our consolidated financial statements.
In September 2006, the US standard setters issued guidance on accounting for planned major maintenance activities in the airline industry that prohibits use of the accrue-in-advance method of accounting. The guidance is effective for the first quarter of 2007, and is not expected to have a material impact on our consolidated financial statements.
In September 2006, the US standard setters issued a framework for measuring fair value which is effective for the first quarter of 2008. We are reviewing the guidance to determine the potential impact, if any, on our consolidated financial statements.
For further information relating to the impact of the release of recent accounting pronouncements in Canada and the US on our consolidated financial statements, see Notes 2 and 32 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This 2006 Financial Review, including the “Key Earnings Sensitivities” and “Outlook” sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this 2006 Financial Review, including expected foreign exchange rates, expected growth, results of operations, performance and business prospects and opportunities. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; risks associated with natural gas and other hedging activities; changes in capital markets; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; and government policy changes. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2006 under the captions “Forward-Looking Statements” and “Item 1A — Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In the case of guidance, should subsequent events show that the forward-looking statements released herein may be materially off-target, the company will evaluate whether to issue and, if appropriate following such review, issue a news release updating guidance or explaining reasons for the difference.

POTASHCORP 2006 FINANCIAL REVIEW / MD&A » 11 YEAR REPORT          49
11 YEAR REPORT

FINANCIAL DATA (in millions of US dollars except share, per-share and percentage amounts)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	[1]	1996
Sales
Potash	1,227.5	1,341.1	1,056.1	758.7	669.0	655.2	710.3	688.6	663.3	644.0		521.1
Nitrogen	1,284.1	1,368.8	1,210.4	1,156.4	841.4	993.5	964.5	744.7	844.2	939.3		111.3
Phosphate	1,255.1	1,137.3	977.9	883.9	714.0	732.1	868.1	922.3	1,099.5	1,036.7		972.5
Total sales	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0		1,604.9
5-year CAGR [3]	9.6%
10-year CAGR [3]	8.9%
Gross margin
Potash	561.1	707.4	422.8	203.7	218.0	248.1	307.4	304.2	319.2	261.4		193.0
Nitrogen	315.6	318.7	242.8	193.2	47.4	94.7	104.7	(21.4)	64.8	133.0		2.1
Phosphate	125.3	98.9	15.8	(16.5)	41.9	64.5	76.8	130.5	230.1	196.6		196.2
Total gross margin	1,002.0	1,125.0	681.4	380.4	307.3	407.3	488.9	413.3	614.1	591.0		391.3
5-year CAGR [3]	19.7%
10-year CAGR [3]	9.9%
Depreciation and amortization
Potash	58.3	64.5	66.4	52.4	46.3	34.1	40.9	37.2	36.2	39.6		38.5
Nitrogen	77.6	72.0	79.7	86.4	88.0	72.8	66.1	83.5	86.7	69.0		—
Phosphate	94.6	95.6	84.4	78.9	76.8	72.0	68.1	61.8	59.1	55.1		51.6
Other	11.9	10.3	9.5	9.7	8.0	6.8	11.9	8.6	8.9	6.3		—
Total depreciation and amortization	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0		90.1
Operating income (loss)	875.5	892.6	514.3	(55.6)	166.9	269.7	326.8	(353.0)	442.3	442.0		297.4
Net income (loss)* [2]	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1		209.0
5-year CAGR [3]	39.1%
10-year CAGR [3]	11.7%
Net income (loss) per share — basic [5]	6.08	5.00	2.77	(1.21)	0.52	1.17	1.89	(3.80)	2.41	2.84		2.29
Net income (loss) per share — diluted [5]	5.95	4.89	2.70	(1.21)	0.51	1.16	1.88	(3.80)	2.39	2.81		2.27
Dividends per share	0.60	0.60	0.55	0.50	0.50	0.50	0.50	0.50	0.48	0.52		0.53
Cash provided by operating activities	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8		296.2
Working capital	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7		278.8
Total assets	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6		2,494.4
Long-term debt	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0		620.0
Shareholders’ equity	2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9		1,405.5
Shares outstanding at the end of the year (thousands) [4,5]	104,801	103,594	110,631	106,224	104,156	103,904	103,682	107,388	108,488	107,792		91,164

OPERATING DATA (thousands)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	[1]	1996
Employees at year-end (actual #)	4,871	4,879	4,906	4,904	5,199	4,997	5,338	5,498	5,744	5,751		4,490
Potash production (KCl) tonnage	7,018	8,816	7,914	7,094	6,447	6,128	7,149	6,388	6,995	6,483		5,782
Nitrogen production (N) tonnage	2,579	2,600	2,558	2,619	2,990	3,032	2,706	3,138	3,121	2,349		—
Phosphate production (P2O5) tonnage	2,108	2,097	1,962	1,861	1,512	1,573	2,042	2,124	2,363	2,282		2,096
Potash sales — KCl tonnes	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640		5,612
Nitrogen sales — product tonnes	4,820	5,220	5,350	6,080	6,391	6,381	6,760	6,705	6,596	5,851		535
Phosphate sales — product tonnes	4,078	3,971	3,793	3,647	2,863	3,045	3,893	4,016	4,627	4,434		4,305

[1]	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.

[2]	There were no extraordinary items or discontinued operations in any of the accounting periods.

[3]	Compound annual growth rate expressed as a percentage.

[4]	Common shares were repurchased in 2005, 2000 and 1999 in the amounts of 9.500 million, 2.070 million and 0.630 million, respectively.

[5]	All share and per-share data have been retroactively restated to reflect the stock dividend of one common share for each share owned by shareholders of record at the close of business on August 11, 2004. The stock dividend had the same effect as a two-for-one stock split.
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those applicable in the United States. (See Note 32 to the company’s consolidated financial statements.) Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
Additional Information
*	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments are included (as applicable) in the data for 2006, 2004, 2003, 2000 and 1999 in the amounts of $4.5, $(30.8), $203.2, $1.5 and $547.1, respectively.

50          POTASHCORP 2006 FINANCIAL REVIEW | FINANCIAL PERFORMANCE INDICATORS
FINANCIAL PERFORMANCE INDICATORS (in millions of US dollars except share, per-share and tonnage amounts)

SUMMARY

	2006	2005		2004	2003	2002	2001		2000	1999		1998		1997		1996
Net income (loss)[1]	631.8	542.9		298.6	(126.3)	53.6	121.2		198.0	(412.0)		261.0		297.1		209.0

Net income (loss) share — diluted	5.95	4.89		2.70	(1.21)	0.51	1.16		1.88	(3.80)		2.39		2.81		2.27

EBITDA[2]	1,117.9	1,135.0		754.3	171.8	386.0	455.4		513.8	(161.9)		633.2		612.0		387.5

Cash flow prior to working capital changes[3]	940.8	860.3		538.3	368.5	289.2	345.8		405.1	319.6		556.2		489.3		321.7

Cash provided by operating activities	696.8	865.1		658.3	385.5	316.4	75.7		480.4	343.6		578.0		467.8		296.2

Return on assets	10.2%	10.1%		5.8%	(2.8% )	1.1%	2.6%		4.8%	(10.5%	)	5.8%		6.7%		8.4%

Cash flow return[4]	14.5%	14.7%		11.1%	2.9%	6.3%	8.5%		10.5%	(3.7%	)	12.6%		13.0%		13.0%

Weighted average cost of capital	8.8%	8.3%		8.4%	7.3%	7.3%	7.7%		8.7%	8.7%		8.3%		8.8%		9.7%

Total shareholder return	79.6%	(2.7%	)	93.4%	37.5%	5.2%	(20.4%	)	64.6%	(23.0%	)	(21.9%	)	(1.1%	)	21.4%

Total debt to capital	40.8%	41.5%		36.4%	42.3%	41.7%	42.1%		31.1%	31.9%		29.5%		35.7%		30.9%

Net debt to capital[5]	36.4%	39.9%		27.5%	42.2%	41.3%	41.3%		28.7%	30.8%		28.1%		35.5%		30.9%

RECONCILIATIONS AND CALCULATIONS

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net income (loss)[1]	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0
Income taxes	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7
Interest expense	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7
Depreciation and amortization	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1

EBITDA[2]	1,117.9	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0	387.5
5-year CAGR[7]	19.7%
10-year CAGR[7]	11.2%

Cash flow prior to working capital changes[3]	940.8	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2	489.3	321.7

Accounts receivable	11.0	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)	33.8	48.8	23.5	(7.4)
Inventories	13.9	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)	19.9	2.5
Prepaid expenses and other current assets	0.2	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)	3.2	(16.6)	3.7	(1.9)
Accounts payable and accrued charges	(269.1)	238.1	188.7	33.3	60.4	(266.2)	158.0	3.1	(2.5)	(68.6)	(18.7)

Changes in non-cash operating working capital	(244.0)	4.8	120.0	17.0	27.2	(270.1)	75.3	24.0	21.8	(21.5)	(25.5)

Cash provided by operating activities	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8	296.2

Net income (loss)	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0
Total assets	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4

Return on assets	10.2%	10.1%	5.8%	(2.8% )	1.1%	2.6%	4.8%	(10.5% )	5.8%	6.7%	8.4%

Net income (loss)	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1	209.0
Income taxes	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1	43.7
Interest expense	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8	44.7
Current income taxes	(108.1)	(227.3)	(105.4)	—	(24.2)	(20.5)	(32.6)	(14.7)	(19.4)	(34.6)	(20.0)
Depreciation and amortization	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0	90.1

Cash flow[4]	1,009.8	907.7	648.9	171.8	361.8	434.9	481.2	(176.6)	613.8	577.4	367.5

Total assets	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6	2,494.4
Cash and cash equivalents	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—
Accumulated depreciation of property, plant and equipment	2,073.8	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8	951.0	812.4	662.0	528.7
Accumulated amortization of other assets and intangible assets	72.6	66.4	65.1	70.1	59.1	42.0	38.0	42.0	49.2	17.7	11.8
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	7.3	4.3	1.4	27.4	12.7	0.4
Accounts payable and accrued charges	(545.2)	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)	(348.1)	(180.0)

Adjusted assets	7,499.8	6,422.7	5,895.3	5,835.9	5,835.2	5,604.2	4,673.9	4,518.1	5,005.6	4,763.1	2,855.3

Average adjusted assets	6,961.3	6,159.0	5,865.6	5,835.6	5,719.7	5,139.1	4,596.0	4,761.9	4,884.4	4,447.0	2,830.7

Cash flow return[4]	14.5%	14.7%	11.1%	2.9%	6.3%	8.5%	10.5%	(3.7% )	12.6%	13.0%	13.0%

See footnotes on Page 52.

POTASHCORP 2006 FINANCIAL REVIEW | FINANCIAL PERFORMANCE INDICATORS          51
FINANCIAL PERFORMANCE INDICATORS (in millions of US dollars except share, per-share and tonnage amounts)

RECONCILIATIONS AND CALCULATIONS (continued)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Weighted average cost of capital	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%	8.8%	9.7%

End of year closing price (dollars)	143.48	80.22	83.06	43.24	31.80	30.69	39.16	24.10	31.94	41.50	42.50
Beginning of year opening price (dollars)	80.22	83.06	43.24	31.80	30.69	39.16	24.10	31.94	41.50	42.50	35.44

Change in share price (dollars)	63.26	(2.84)	39.82	11.44	1.11	(8.47)	15.06	(7.84)	(9.56)	(1.00)	7.06

Dividends per share (dollars)	0.60	0.60	0.55	0.50	0.50	0.50	0.50	0.50	0.48	0.52	0.53

Total shareholder return	79.6%	(2.7% )	93.4%	37.5%	5.2%	(20.4% )	64.6%	(23.0% )	(21.9% )	(1.1% )	21.4%

Short-term debt	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3
Current portion of long-term debt	400.4	1.2	10.3	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8
Long-term debt	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0	620.0

Total debt	1,915.4	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2	918.9	1,028.6	1,234.6	628.1
Cash and cash equivalents	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—

Net debt [5]	1,589.7	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2	874.9	960.6	1,225.8	628.1

Shareholders’ equity	2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9	1,405.5

Total debt to capital	40.8%	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%	30.9%

Net debt to capital[5]	36.4%	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%	30.9%

Current assets	1,310.2	1,110.8	1,243.6	733.9	832.0	819.6	871.7	726.2	774.2	734.5	467.0
Current liabilities	(1,103.5)	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)	(831.0)	(445.0)	(452.8)	(188.2)

Working capital	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7	278.8
Cash and cash equivalents	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)	—
Short-term debt	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9	6.3
Current portion of long-term debt	400.4	1.2	10.3	1.3	3.4	—	5.7	7.4	0.4	2.7	1.8

Non-cash operating working capital	439.3	174.2	184.8	348.9	460.5	502.9	245.8	333.1	356.5	377.5	286.9

Sales	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0	1,604.9
Freight	255.8	249.7	238.7	234.5	215.2	216.7	222.1	212.5	216.5	226.6	144.6
Transportation and distribution	134.1	121.9	104.3	98.7	80.5	83.3	83.1	77.0	77.9	61.7	49.1

Net sales[6]	3,376.8	3,475.6	2,901.4	2,465.8	1,928.7	2,080.8	2,237.7	2,066.1	2,312.6	2,331.7	1,411.2

Potash net sales
North American	470.5	495.6	347.5	230.6	215.3	232.1	237.8	237.4	227.6	210.2	157.6
Offshore	576.0	668.3	504.6	336.2	300.7	293.4	340.9	325.9	317.9	294.0	245.6
Miscellaneous products	11.7	13.0	42.7	52.3	28.5	6.3	3.4	2.3	2.9	3.8	2.3

Total	1,058.2	1,176.9	894.8	619.1	544.5	531.8	582.1	565.6	548.4	508.0	405.5

Potash sales (thousands KCl tonnes)
North American	2,785	3,144	3,246	2,870	2,780	2,894	2,939	2,871	2,702	3,017	2,589
Offshore	4,411	5,020	5,030	4,213	3,547	3,349	3,973	3,603	3,581	3,623	3,023

Total	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640	5,612

Weighted average shares outstanding
Basic (thousands)	103,960	108,568	107,967	104,460	104,042	103,758	104,820	108,460	108,354	104,550	91,074

Diluted (thousands)	106,230	111,078	110,739	104,460	104,632	104,372	105,406	108,460	109,003	105,642	92,119

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
See footnotes on Page 52.

52          POTASHCORP 2006 FINANCIAL REVIEW | FINANCIAL PERFORMANCE INDICATORS
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
1	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments are included (as applicable) in the data for 2006, 2004, 2003, 2000 and 1999 in the amounts of $4.5, $(30.8), $203.2, $1.5 and $547.1, respectively.

2	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the non-cash effects of asset impairment, plant shutdown, plant closure and office consolidation charges, nor the gain on sale of long-term investments. The non-cash effects of these items applicable to 2006, 2004, 2003, 2000 and 1999 were $6.3, $(30.8), $245.9, $(5.6) and $563.7, respectively. Considering the effects of these non-cash items, adjusted EBITDA for 2006, 2004, 2003, 2000 and 1999 would have been $1,124.2, $723.5, $417.7, $508.2 and $401.8, respectively.

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

FINANCIAL TERMS

Total shareholder return = (change in market price per common share + dividends per share) / beginning market price per common share
Debt to capital = total debt / (total debt + total shareholders’ equity)
Net debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)
Current income taxes = income tax expense (recovery) – provision for (recovery of) future income tax
Cash flow = net income or loss + income taxes + interest –current income taxes + depreciation and amortization
Cash flow return = cash flow / average (total assets – cash and cash equivalents + accumulated depreciation and amortization – accounts payable and accrued charges)
EBITDA = earnings (net income or loss) before interest, taxes, depreciation and amortization
Adjusted EBITDA = EBITDA + impairment charges + non-cash shutdown / closure-related costs and office consolidation costs – gain on sale of long-term investments
Return on assets = net income or loss / total assets
Market value of total capital = market value of total debt – cash and cash equivalents + market value of equity
Weighted average cost of capital = simple quarterly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)
Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

POTASHCORP 2006 FINANCIAL REVIEW / MANAGEMENT’S RESPONSIBILITY          53
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
Our independent registered chartered accountants, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2006 included on Page 55.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.
The audit committee of the Board of Directors is composed of directors who are not officers or employees of PotashCorp. PotashCorp’s interim consolidated financial statements and MD&A are discussed and analyzed by the audit committee with management and the independent registered chartered accountants before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee together with management and the independent registered chartered accountants and are approved by the board.
In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of the independent registered chartered accountants.
Deloitte & Touche LLP, the independent registered chartered accountants, have full and independent access to the audit committee to discuss their audit and related matters.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, as reflected in their report for 2006 included on Page 54.

W. Doyle	W. Brownlee
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
February 14, 2007

54          POTASHCORP 2006 FINANCIAL REVIEW / INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS’ REPORTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF POTASH CORPORATION OF SASKATCHEWAN INC.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2006 and our report dated February 14, 2007 expressed an unqualified opinion on these financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.
Independent Registered Chartered Accountants
Saskatoon, Canada
February 14, 2007

POTASHCORP 2006 FINANCIAL REVIEW /INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS’ REPORTS          55
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF POTASH CORPORATION OF SASKATCHEWAN INC.
We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and retained earnings and cash flow for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Saskatoon, Canada

February 14, 2007
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes that have an effect on the comparability of the consolidated financial statements or changes that have been implemented in the financial statements, such as the changes described in Note 3 and Note 26 to Potash Corporation of Saskatchewan Inc.’s consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 14, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.
Independent Registered Chartered Accountants
Saskatoon, Canada

February 14, 2007

56           POTASHCORP 2006 FINANCIAL REVIEW / CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at December 31	in millions of US dollars except share amounts
	2006	2005

Assets
Current assets
Cash and cash equivalents	$325.7	$93.9
Accounts receivable (Note 5)	442.3	453.3
Inventories (Note 6)	501.3	522.5
Prepaid expenses and other current assets	40.9	41.1

	1,310.2	1,110.8
Property, plant and equipment (Note 7)	3,525.8	3,262.8
Other assets (Note 8)	1,254.7	852.8
Intangible assets (Note 8)	29.3	34.5
Goodwill (Note 9)	97.0	97.0

	$6,217.0	$5,357.9

Liabilities
Current liabilities
Short-term debt (Note 10)	$157.9	$252.2
Accounts payable and accrued charges (Note 11)	545.2	842.7
Current portion of long-term debt (Note 12)	400.4	1.2

	1,103.5	1,096.1
Long-term debt (Note 12)	1,357.1	1,257.6
Future income tax liability (Note 24)	632.1	543.3
Accrued pension and other post-retirement benefits (Note 14)	219.6	213.9
Accrued environmental costs and asset retirement obligations (Note 15)	110.3	97.3
Other non-current liabilities and deferred credits	14.1	17.2

	3,436.7	3,225.4

Commitments, Contingencies and Guarantees (Notes 13, 28 and 29, respectively)
Shareholders’ Equity
Share capital (Note 16)	1,431.6	1,379.3
Unlimited authorization of common shares without par value; issued and outstanding 104,801,049 and 103,593,792 shares at December 31, 2006 and 2005, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed surplus (Note 17)	62.3	36.3
Retained earnings	1,286.4	716.9

	2,780.3	2,132.5

	$6,217.0	$5,357.9

(See Notes to the Consolidated Financial Statements)
Approved by the Board of Directors,

Director	Director

POTASHCORP 2006 FINANCIAL REVIEW / CONSOLIDATED FINANCIAL STATEMENTS          57
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

for the years ended December 31	in millions of US dollars except per-share amounts
	2006	2005	2004

Sales (Note 18)	$3,766.7	$3,847.2	$3,244.4
Less: Freight	255.8	249.7	238.7
Transportation and distribution	134.1	121.9	104.3
Cost of goods sold (Note 19)	2,374.8	2,350.6	2,220.0

Gross Margin	1,002.0	1,125.0	681.4

Selling and administrative (Note 20)	158.4	144.5	130.6
Provincial mining and other taxes (Note 21)	66.5	137.2	92.6
Foreign exchange (gain) loss	(4.4)	12.5	19.7
Other income (Note 22)	(94.0)	(61.8)	(75.8)

	126.5	232.4	167.1

Operating Income	875.5	892.6	514.3

Interest Expense (Note 23)	85.6	82.3	84.0

Income Before Income Taxes	789.9	810.3	430.3

Income Taxes (Note 24)	158.1	267.4	131.7

Net Income	631.8	542.9	298.6

Retained Earnings, Beginning of Year	716.9	701.5	462.8

Repurchase of Common Shares (Note 16)	—	(462.5)	—

Dividends	(62.3)	(65.0)	(59.9)

Retained Earnings, End of Year	$1,286.4	$716.9	$701.5

Net Income per Share — Basic (Note 25)	$6.08	$5.00	$2.77

Net Income per Share — Diluted (Note 25)	$5.95	$4.89	$2.70

Dividends per Share	$0.60	$0.60	$0.55

(See Notes to the Consolidated Financial Statements)

58          POTASHCORP 2006 FINANCIAL REVIEW / CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31				in millions of US dollars
		2006		2005		2004

Operating Activities
Net income		$631.8		$542.9		$298.6
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	242.4		242.4		240.0
Stock-based compensation	29.5		27.5		11.1
(Gain) loss on disposal of property, plant and equipment and long-term investments	(8.6)		11.8		(35.1)
Provisions for phosphate plant shutdowns and PCS Yumbes S.C.M.	6.3		—		3.6
Foreign exchange on future income tax	0.5		8.9		17.2
Provision for future income tax	50.0		40.1		26.3
Undistributed earnings of equity investees	(24.5)		(33.5)		(22.2)
Other long-term liabilities	13.4		20.2		(1.2)

Subtotal of adjustments		309.0		317.4		239.7
Changes in non-cash operating working capital
Accounts receivable	11.0		(107.6)		(51.9)
Inventories	13.9		(119.9)		(10.5)
Prepaid expenses and other current assets	0.2		(5.8)		(6.3)
Accounts payable and accrued charges	(269.1)		238.1		188.7

Subtotal of changes in non-cash operating working capital		(244.0)		4.8		120.0

Cash provided by operating activities		696.8		865.1		658.3

Investing Activities
Additions to property, plant and equipment		(508.6)		(382.7)		(220.5)
Purchase of long-term investments		(352.5)		(190.9)		(105.5)
Proceeds from disposal of property, plant and equipment and long-term investments		22.0		12.4		103.3
Other assets and intangible assets		(0.6)		5.9		(2.8)

Cash used in investing activities		(839.7)		(555.3)		(225.5)

Cash before financing activities		(142.9)		309.8		432.8

Financing Activities
Proceeds from (repayment of) long-term debt obligations		482.6		(10.1)		(1.0)
(Repayment of) proceeds from short-term debt obligations		(94.3)		158.7		(82.7)
Dividends		(60.9)		(65.4)		(56.1)
Repurchase of common shares		—		(851.9)		—
Issuance of common shares		47.3		93.9		161.2

Cash provided by (used in) financing activities		374.7		(674.8)		21.4

Increase (Decrease) in Cash and Cash Equivalents		231.8		(365.0)		454.2
Cash and Cash Equivalents, Beginning of Year		93.9		458.9		4.7

Cash and Cash Equivalents, End of Year		$325.7		$93.9		$458.9

Cash and cash equivalents comprised of:
Cash		$7.9		$18.4		$78.3
Short-term investments		317.8		75.5		380.6

		$325.7		$93.9		$458.9

Supplemental cash flow disclosure
Interest paid		$106.8		$86.3		$83.3
Income taxes paid		$226.8		$141.6		$33.5

(See Notes to the Consolidated Financial Statements)

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          59
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS
With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) — together known as “PotashCorp” or “the company” except to the extent the context otherwise requires — forms an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:
• Potash
–	five mines and mills and mining rights to potash reserves at a sixth location, all in the province of Saskatchewan

–	one mine and mill in the province of New Brunswick
• Phosphate
–	a mine and processing plants in the state of North Carolina

–	a mine and two processing plants in the state of Florida

–	a processing plant in the state of Louisiana

–	phosphate feed plants in five states and one in Brazil

–	an industrial phosphoric acid plant in the state of Ohio
• Nitrogen
–	three plants in the states of Georgia, Louisiana and Ohio

–	large-scale operations in Trinidad
The company owns or leases approximately 176 terminal and warehouse facilities, some of which have multi-product capability, for a total of 205 distribution points strategically located in Canada and the United States, and services customers with a fleet of approximately 7,100 railcars.
PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, nitrogen and phosphate products in North America, and execute offshore marketing and sales for the company’s New Brunswick potash. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen products. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers.
2.     SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 32.
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
Key areas where management has made complex or subjective judgments (often as a result of matters that are inherently uncertain) include, among others, the fair value of certain assets; recoverability of investments, long-lived assets and goodwill; variable interest entities (“VIEs”); litigation; environmental and asset retirement obligations; pensions and other post-retirement benefits; stock-based compensation; and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
The following accounting policies are considered to be significant:
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of PotashCorp and its subsidiaries, and any VIEs for which the company is the primary beneficiary. Principal operating subsidiaries include:
•	PCS Sales (Canada) Inc.
–	PCS Joint Venture, Ltd. (“PCS Joint Venture”)
•	PCS Sales (USA), Inc.

•	PCS Phosphate Company, Inc. (“PCS Phosphate”)
–	PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)

•	PCS Nitrogen Fertilizer, L.P.

•	PCS Nitrogen Ohio, L.P.

•	PCS Nitrogen Trinidad Limited

•	PCS Cassidy Lake Company (“PCS Cassidy Lake”)

•	PCS Yumbes S.C.M. (“PCS Yumbes”) — sold in 2004

•	PCS Fosfatos do Brasil Ltda.
All significant intercompany balances and transactions have been eliminated.
CASH EQUIVALENTS
Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.
INVENTORIES
Inventories of finished product, raw materials and intermediate products are valued at the lower of cost and market. Cost for substantially all product inventories is determined using the weighted average cost method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost, and certain inventories of materials and supplies are valued at the lower of cost and market.
PREPAID EXPENSES
Prepaid expenses include prepaid freight and throughput costs relating to product inventory stored at warehouse and terminal facilities.

60          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

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
OTHER ASSETS AND INTANGIBLE ASSETS
Issue costs of long-term obligations are capitalized to deferred charges and are amortized to expense over the term of the related liability using the effective interest rate method.
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
Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: production and technology rights 25 to 30 years and computer software 5 years.
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

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          61

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
STOCK-BASED COMPENSATION PLANS
Grants under the company’s stock-based compensation plans are accounted for in accordance with the fair value-based method of accounting. For stock option plans, the fair value of stock options is determined on their grant date and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.
FOREIGN EXCHANGE TRANSACTIONS
The company’s functional currency is the US dollar.
Canadian and Trinidad dollar operating transactions are translated to US dollars at the average exchange rate for the previous month. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the translation of convenience method at the December 31, 1994 year-end exchange rate of US $1.00 = Cdn $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction. Translation exchange gains and losses of integrated foreign operations are reflected in earnings.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the company to manage its exposure to exchange rate, interest rate and commodity price fluctuations. The company’s policy is not to use derivative financial instruments for trading or speculative purposes. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions. The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument. If a hedging relationship is terminated, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized into earnings on the same basis as gains, losses, revenue and expenses of the previously hedged item are recognized.
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

62          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The company enters into foreign currency forward contracts in respect of its Canadian dollar requirements for operating and capital expenditures. These contracts are not designated as hedging instruments for accounting purposes. Accordingly, they are marked-to-market and carried at fair value as assets or liabilities, as appropriate, with changes in fair value recognized through foreign exchange (gain) loss in earnings.
REVENUE RECOGNITION
Sales revenue is recognized when the product is shipped, the sales price is determinable and collectability is reasonably assured. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales or specific product sales which are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.
RECENT ACCOUNTING PRONOUNCEMENTS
Comprehensive Income, Equity, Financial Instruments and Hedges
In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with US GAAP and will require the following:
•	Financial assets will be classified as either loans and receivables, held-to-maturity, held-for-trading or available-for-sale. Loans and receivables will include all loans and receivables except debt securities and will be accounted for at amortized cost. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the Consolidated Statement of Financial Position under shareholders’ equity called other comprehensive income (“OCI”);

•	Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•	Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Consolidated Statement of Financial Position. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.
The above guidance is effective January 1, 2007. The company is currently reviewing the guidance to determine the potential impact on its consolidated financial statements.
Stripping Costs Incurred in the Production Phase of a Mining Operation
In March 2006, the Emerging Issues Committee issued Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation. It concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, which is effective January 1, 2007, is not expected to have a material impact on the company’s consolidated financial statements.
Accounting Changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1506 is effective for fiscal years beginning on or after January 1, 2007 with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the company’s consolidated financial statements.
Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date
In July 2006, the Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC-162”). EIC-162 discusses how compensation cost attributable to a stock-based award for a compensation plan containing provisions which allow an employee’s stock-based award to continue vesting after the employee has retired from the entity should be accounted for in the case of an employee who is eligible to retire at the grant date, or who will become eligible to retire during the vesting period. In the case of an employee who is eligible to retire at the grant date, EIC-162 concludes that compensation cost should be recognized on the grant date. In the case of an employee who will become eligible to retire during the vesting period, the compensation cost should be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of EIC-162 is effective January 1, 2007, and is not expected to have a material impact on the company’s consolidated financial statements.
Determining the Variability to be Considered in Applying the Variable Interest Entity Standards
In September 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15” (“EIC-163”). This guidance provides additional clarification on how to analyze and consolidate a variable interest entity (“VIE”). EIC-163 concludes that the “by-design” approach should be the

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          63

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
method used to assess variability (that is created by risks the entity is designed to create and pass along to its interest holders) when applying the VIE standards. The “by-design” approach focuses on the substance of the risks created over the form of the relationship. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under the VIE standards when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged. The implementation of this guidance is not expected to have a material impact on the company’s consolidated financial statements.
3.	CHANGE IN ACCOUNTING POLICIES
IMPLICIT VARIABLE INTEREST
In January 2006, the company adopted Emerging Issues Committee Abstract No. 157, “Implicit Variable Interests Under AcG-15” (“EIC-157”). EIC-157 addresses whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except that it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of EIC-157 did not have a material impact on the company’s consolidated financial statements.
CONDITIONAL ASSET RETIREMENT OBLIGATIONS
In April 2006, the company adopted Emerging Issues Committee Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC-159”). EIC-159 clarifies the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under EIC-159, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The implementation of EIC-159 did not have a material impact on the company’s consolidated financial statements.
4.	BUSINESS ACQUISITIONS
2006 AND 2005
The company did not have any significant business acquisitions in 2006 or 2005.
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
5.	ACCOUNTS RECEIVABLE

		2006	2005

Trade accounts	— Canpotex	$84.1	$71.6
	— Other	329.3	343.0
Non-trade accounts		33.6	43.8

		447.0	458.4
Less allowance for doubtful accounts		(4.7)	(5.1)

		$442.3	$453.3

6.	INVENTORIES

	2006	2005

Finished product	$237.1	$268.5
Intermediate products	98.5	94.9
Raw materials	62.4	59.9
Materials and supplies	103.3	99.2

	$501.3	$522.5

7.	PROPERTY, PLANT AND EQUIPMENT

	2006
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$233.3	$51.9	$181.4
Buildings and improvements	547.9	206.4	341.5
Machinery and equipment	4,618.0	1,750.4	2,867.6
Mine development costs	200.4	65.1	135.3

	$5,599.6	$2,073.8	$3,525.8

	2005
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$224.4	$47.0	$177.4
Buildings and improvements	521.1	194.2	326.9
Machinery and equipment	4,280.7	1,622.8	2,657.9
Mine development costs	164.3	63.7	100.6

	$5,190.5	$1,927.7	$3,262.8

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $226.3 (2005 — $227.4; 2004 — $210.9). The net carrying amount of property, plant and equipment not being amortized at December 31, 2006 because it was under construction or development was $381.6 (2005 — $332.8).
During the year, the company recorded an impairment charge of $6.3 (2005 — $NIL; 2004 — $6.2) relating to certain assets. As at December 31, 2006, the company determined that there were no other triggering events requiring impairment analysis. Interest capitalized to property, plant and equipment during the year was $19.1 (2005 — $5.7; 2004 — $2.5).

64          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

7.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statement of Cash Flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in operating accounts payable that was reclassified (to) from investing activities on the Consolidated Statement of Cash Flow in 2006 was $(2.6) (2005 — $26.0). The net change in accounts payable in 2004 was not significant.
8.	OTHER ASSETS AND INTANGIBLE ASSETS

	2006	2005

Other assets
Investments at equity
SQM — 32-percent ownership; quoted market value of $1,140.3	$514.7	$261.0
Arab Potash Company (“APC”) — 28-percent ownership; quoted market value of $361.4	223.7	224.6
Other	19.1	19.6
Investments at cost
Sinofert Holdings Limited (“Sinofert”) — 20-percent ownership; quoted market value of $482.3	223.7	97.4
ICL — 10-percent ownership; quoted market value of $799.0	167.7	167.7
Deferred charges — net of accumulated amortization of $50.0 (2005 — $50.7)	44.5	30.1
Accrued pension benefit asset	26.8	25.4
Other	34.5	27.0

	$1,254.7	$852.8

Intangible assets — net of accumulated amortization of $22.6 (2005 — $15.7)	$29.3	$34.5

During 2006, the company acquired: (1) an additional 10-percent interest in the ordinary shares of Sinofert for $126.3; (2) 220,100 additional shares of APC for $3.7; and (3) an additional 17,450,015 Class B shares of SQM for $235.0. The Sinofert purchase price was financed by short-term debt; the purchase prices of APC and SQM were financed by cash on hand. At December 31, 2006, the company had amounts in accounts payable related to the acquisition of SQM shares. As a result, the company reclassified $12.5 in its Consolidated Statement of Cash Flow from operating accounts payable to reduce the cash outflow related to the purchase of long-term investments for the year. There were no amounts accrued related to acquisitions of long-term investments in 2005 or 2004.
The cost of the additional investment in SQM acquired during 2006 exceeded the proportionate share of net book value of the identifiable assets by approximately $167.5 at December 31, 2006. This difference was allocated to the fair value of the reserves and mining concessions and will be recognized as a reduction in the future share of earnings from SQM on a unit of production basis. The purchase price allocation for this acquisition will be finalized during 2007. The excess of cost of the additional investment in APC acquired during 2006 over the share of net book value of the identifiable assets was not significant.
As noted in the above table, certain of the company’s investments in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP. The company’s share of earnings of these equity investees under the applicable foreign GAAP has been adjusted for the significant effects of conforming to Canadian GAAP. The company’s share of earnings of equity investees of $54.4 (2005 — $52.1; 2004 — $30.9) is included in other income (see Note 22). Dividends received from equity investees were $29.9 (2005 — $18.6; 2004 — $8.7).
Amortization of deferred charges included in cost of goods sold and in selling and administrative expenses was $9.2 (2005 — $10.9; 2004 — $25.6).
Intangible assets relate primarily to production and technology rights and computer software. Other than goodwill (see Note 9), the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2006 was $6.9 (2005 — $4.1; 2004 — $3.5). Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2006 is estimated to be $6.2 for 2007, $4.5 for 2008, $3.7 for 2009, $3.2 for 2010 and $0.9 for 2011.
9.	GOODWILL

	2006	2005

Cost	$104.3	$104.3
Accumulated amortization	7.3	7.3

	$97.0	$97.0

Substantially all of the company’s recorded goodwill relates to the nitrogen segment.
10.	SHORT-TERM DEBT
Short-term debt was $157.9 at December 31, 2006 (2005 —$252.2). The weighted average interest rate on this debt was 5.20 percent (2005 — 3.54 percent; 2004 — 1.42 percent). The company had an unsecured line of credit available for short-term financing (net of letters of credit of $17.3 and direct borrowings of $NIL) in the amount of $57.7 at December 31, 2006 (2005 — $56.3). In addition, the company is authorized to borrow a further $592.1 under its commercial paper program.
The line of credit is subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.55:1, a long-term debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $590.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          65

10.	SHORT-TERM DEBT (CONTINUED)
termination. The company was in compliance with the above-mentioned covenants at December 31, 2006.
11.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2006	2005

Trade accounts	$228.9	$224.6
Income and other taxes	75.5	239.4
Accrued compensation	49.5	72.7
Deferred revenue	25.2	9.1
Accrued interest	24.6	18.5
Margin deposits	22.8	173.7
Dividends	16.1	16.1
Current portion accrued environmental costs and asset retirement obligations	9.0	12.3
Current portion pension and other post-retirement benefits	8.9	8.5
Other payables	84.7	67.8

	$545.2	$842.7

12.	LONG-TERM DEBT

	2006	2005

Notes Payable
7.125% notes payable June 15, 2007	$400.0	$400.0
7.750% notes payable May 31, 2011	600.0	600.0
4.875% notes payable March 1, 2013	250.0	250.0
5.875% notes payable December 1, 2036	500.0	—
The notes were issued under US shelf registration statements covering up to $2,000.0 of debt securities. The notes are unsecured and there are no sinking fund requirements prior to maturity. The 2011, 2013 and 2036 notes are redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price at least equal to the principal amount of the notes to be redeemed, plus accrued interest. Under certain conditions related to change in control, the company is required to make an offer to purchase all, or any part, of the 2036 notes at 101 percent of the principal amount of the notes repurchased, plus accrued interest.

Other	7.5	8.8

	1,757.5	1,258.8
Less current maturities	400.4	1.2

	$1,357.1	$1,257.6

The company has entered into back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $310.1 and financial liabilities of $316.0 on a net basis because a legal right to set-off exists, and it intends to settle with the same party on a net basis. Other long-term debt in the above table includes a net financial liability of $5.9 (2005 — $5.9) pursuant to these arrangements.
The company has a syndicated revolving credit facility, renewed in September 2005 for a five-year term and extended in September
2006 for one additional year, which provides for unsecured advances of up to $750.0 (less the amount of direct borrowings and commercial paper outstanding). As at December 31, 2006, no amounts were outstanding and $592.1 was available under the facility. Principal covenants and events of default under the credit facility requirements are the same as the line of credit described in Note 10. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2006.
Long-term debt at December 31, 2006 will mature as follows:

2007	$400.4
2008	0.2
2009	0.3
2010	0.3
2011	600.4
Subsequent years	755.9

$1,757.5

13.	COMMITMENTS
LEASE COMMITMENTS
The company has various long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2020. Rental expense for operating leases for the years ended December 31, 2006, 2005 and 2004 was $75.4, $78.9 and $69.6, respectively.
PURCHASE COMMITMENTS
The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on contract prices as at December 31, 2006.
The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table below are based on floor prices and minimum purchase quantities.
The company also has long-term agreements for the purchase of phosphate rock used at its Geismar facility. The commitments included in the table below are based on the expected purchase quantity and current base prices (less applicable discounts).
OTHER COMMITMENTS
Other operating commitments consist principally of various rail freight contracts and mineral leases, the latest of which expires in 2025.

66           NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

13.	COMMITMENTS (CONTINUED)
Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Other
	Leases	Commitments	Commitments

2007	$79.3	$143.0	$21.5
2008	70.7	123.4	12.5
2009	74.3	85.4	11.6
2010	69.3	72.8	7.1
2011	61.1	67.7	2.9
Thereafter	292.0	338.8	18.6

Total	$646.7	$831.1	$74.2

14.	PENSION AND OTHER POST-RETIREMENT BENEFITS
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
Trinidad
The company has contributory defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of pay and service. The plans’ assets consist mainly of local government and other bonds, local mortgage and mortgage-backed securities, fixed income deposits and cash.
OTHER POST-RETIREMENT PLANS
The company provides certain contributory health-care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded, with benefits subject to change.

DEFINED BENEFIT PLANS
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

	Pension			Other

	2006	2005	2004	2006	2005	2004

Costs arising in the period
Service cost for benefits earned during the year	$14.2	$13.8	$12.9	$4.7	$5.7	$5.2
Interest cost on projected benefit obligations	33.5	31.1	30.2	12.4	13.3	13.2
Actual return on plan assets	(42.1)	(34.3)	(47.1)	—	—	—
Actuarial loss (gain)	8.9	27.9	23.3	18.4	(12.7)	(6.8)
Plan amendments	1.4	3.5	—	(1.7)	11.5	—
Plan curtailments	—	0.4	—	—	—	—
Change in valuation allowance	2.0	2.4	(2.2)	—	—	—

Costs arising in the period	17.9	44.8	17.1	33.8	17.8	11.6
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	3.9	(2.7)	13.6	—	—	—
Actuarial (gain) loss	(1.7)	(23.6)	(20.2)	(16.4)	15.4	9.5
Plan amendments	1.0	(2.3)	0.4	(1.1)	(13.0)	(1.9)
Transitional obligation	1.6	1.4	1.5	0.4	0.3	—

Net expense	$22.7	$17.6	$12.4	$16.7	$20.5	$19.2

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other

	2006	2005	2004	2006	2005	2004

Discount rate — obligation	5.85%	5.70%	5.75%	5.85%	5.70%	5.75%
Discount rate — expense	5.70%	5.75%	6.10%	5.70%	5.75%	6.10%[1]
Long-term rate of return on assets	8.00%	8.50%	8.50%	n/a	n/a	n/a
Rate of increase in compensation levels	4.00%	4.00%	4.00%	n/a	n/a	n/a
[1]	Discount rate changed to 6.25% effective July 1, 2004, upon recognition of Medicare Part D.
The average remaining service period of the active employees covered by the company’s pension plans is 11.5 years (2005 — 10.3 years). The average remaining service period of the active employees covered by the company’s other benefits plans is 11.8 years (2005 — 13.7 years).

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          67

14.	PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
The assumed health-care cost trend rates are as follows:

	2006	2005	2004

Health-care cost trend rates assumed for next year	6.00%	6.00%	6.00%
Ultimate health-care cost trend rate assumed	6.00%	6.00%	6.00%
Year that the rate reaches the ultimate trend rate	2006	2005	2004
Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 4.5 percent for recent and future retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.
The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The equivalent level discount rate is then used as input by the company to determine the final discount rate. The rate selected for the December 31, 2006 measurement date will be used to determine expense for fiscal 2007.
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
The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2006, and the next required valuations will be as of January 1, 2007. The change in benefit obligations and change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total

	2006	2005	2006	2005	2006	2005

Change in benefit obligations
Balance, beginning of year	$595.3	$548.6	$222.6	$235.4
Service cost	14.2	13.8	4.7	5.7
Interest cost	33.5	31.1	12.4	13.3
Participants’ contributions	0.3	0.2	0.1	3.1
Actuarial loss (gain)	8.9	27.9	18.4	(12.7)
Foreign exchange rate changes	2.0	(3.4)	(0.2)	0.7
Plan amendments	1.4	3.5	(1.7)	(11.5)
Benefits paid	(29.2)	(26.4)	(8.9)	(11.4)

Balance, end of year	626.4	595.3	247.4	222.6	$873.8	$817.9

Change in plan assets
Fair value, beginning of year	480.8	452.9	—	—
Actual return on plan assets	42.1	34.3	—	—
Employer contributions	24.7	24.2	8.8	8.3
Participants’ contributions	0.3	0.2	0.1	3.1
Foreign exchange rate changes	1.2	(4.4)	—	—
Benefits paid	(29.2)	(26.4)	(8.9)	(11.4)

Fair value, end of year	519.9	480.8	—	—	519.9	480.8

Funded status	(106.5)	(114.5)	(247.4)	(222.6)	(353.9)	(337.1)
Valuation allowance	(16.1)	(14.1)	—	—	(16.1)	(14.1)
Unamortized net actuarial loss	117.4	118.4	58.0	41.6	175.4	160.0
Unamortized prior service cost	5.7	6.0	(18.5)	(19.5)	(12.8)	(13.5)
Unamortized transitional obligation	5.1	6.7	0.6	1.0	5.7	7.7

Accrued pension and other post-retirement benefit asset (liability)	$5.6	$2.5	$(207.3)	$(199.5)	$(201.7)	$(197.0)

Amounts included in:
Other assets (Note 8)	$26.4	$25.0	$0.4	$0.4	$26.8	$25.4
Liabilities
Current (Note 11)	(0.3)	(0.4)	(8.6)	(8.1)	(8.9)	(8.5)
Long-term	(20.5)	(22.1)	(199.1)	(191.8)	(219.6)	(213.9)

	$5.6	$2.5	$(207.3)	$(199.5)	$(201.7)	$(197.0)

68           NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

14.	PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2006 and 2005.
The company is a sponsor of certain US post-retirement health-care plans that were impacted by the US Medicare Prescription Drug, Improvement and Modernization Act of 2003. This legislation expanded Medicare to include (for the first time) coverage for prescription drugs and introduced a prescription drug benefit and federal subsidy to sponsors of retiree health-care benefit plans that provide benefits at least “actuarially equivalent” to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 and reducing the net periodic post-retirement benefit cost for the year by $2.4 (2005 — $3.7).
The accumulated benefit obligation for all defined benefit pension plans was $557.8 and $534.7 at December 31, 2006 and 2005, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2006	2005

Projected benefit obligation	$597.5	$568.4
Accumulated benefit obligation	543.4	521.0
Fair value of plan assets	457.7	419.0
SENSITIVITY OF ASSUMPTIONS
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2006	2005	2004

As reported:
Benefit obligation	$247.4	$222.6	$235.4
Aggregate of service and interest cost	17.1	19.0	18.4
Impact of increase of 1.0 percentage point:
Benefit obligation	36.7	31.4	34.4
Aggregate of service and interest cost	2.8	3.2	3.3
Impact of decrease of 1.0 percentage point:
Benefit obligation	(29.2)	(27.8)	(35.3)
Aggregate of service and interest cost	(2.2)	(2.9)	(3.4)
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
PLAN ASSETS
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2006	2005

Equity securities	65%	66%	67%
Debt securities	35%	34%	33%
Real estate	—	—	—
Other	—	—	—

Total	100%	100%	100%

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
DEFINED CONTRIBUTION PLANS
All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company suspended its contributions of up to 5 percent of salary in July 2003. Contributions were reinstated in August 2004, providing a minimum of 3 percent (to a maximum of 6 percent) of salary depending on employee contributions and company performance. The company’s 2006 contributions were $6.2 (2005 — $6.1; 2004 — $2.9).
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company suspended its contributions to this plan in July 2003. Contributions were reinstated in August 2004, providing a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s contributions in 2006 were $3.9 (2005 — $4.4; 2004 — $1.3).
Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2006 were $5.0 (2005 — $4.5; 2004 — $3.9).

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          69

14.	PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)
CASH PAYMENTS
Total cash payments for pensions and other post-retirement benefits for 2006, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $48.7. Approximately $59.5 is expected to be contributed by the company to all plans during 2007.
ESTIMATED FUTURE BENEFIT PAYMENTS
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts:

		Other
			Reduction due
			to Medicare
	Pension	Gross	Part D Subsidy	Net

2007	$27.0	$10.2	$0.9	$9.3
2008	29.9	11.0	1.1	9.9
2009	31.4	11.7	1.2	10.5
2010	33.2	12.7	1.4	11.3
2011	35.1	13.7	1.6	12.1
2012-2016	211.4	82.0	10.9	71.1
15.	ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS
The company records an asset and related retirement obligation for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The major categories of asset retirement obligations include: reclamation and restoration costs at the company’s potash and phosphate mining operations (most particularly phosphate mining), including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum; land reclamation and revegetation programs; decommissioning of underground and surface operating facilities; general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and post-closure care and maintenance.
The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company has continued to utilize appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The company estimates that the undiscounted cash flows required to settle the asset retirement obligations approximate $3,800. The estimated cash flows have been discounted at credit-adjusted risk-free rates ranging from 5.40 percent to 6.75 percent. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 100 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2006 totalled $100.7 (2005 — $91.8), as set out in the table on Page 70. The asset retirement obligations are generally incurred over an extended period of time. The current portion totalled $7.2 (2005 — $6.6).
Certain of the company’s facilities have asbestos-containing materials which the company will be obligated to remove and dispose of in a special manner should the asbestos become friable (i.e., readily crumbled or powdered) or should the property be demolished. As of December 31, 2006, the company has not recognized this conditional asset retirement obligation in its consolidated financial statements for most locations, because it does not have sufficient information to estimate the fair value of the obligation. As a result of the longevity of the company’s facilities where asbestos exists (due in part to its maintenance procedures) and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos is indeterminable and the time over which the company may settle the obligation cannot be reasonably estimated as at December 31, 2006. It would recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value.
Other environmental liabilities typically relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.
SITE ASSESSMENT AND REMEDIATION COSTS
The company has accrued $18.6 (2005 — $17.8) for costs associated with site assessment and remediation, including consulting fees, related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ businesses. The current portion of these costs totalled $1.8 (2005 — $5.7).
ENVIRONMENTAL OPERATING COSTS AND CAPITAL EXPENDITURES
The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2006 were approximately $92.6 (2005 — $87.2; 2004 — $68.9). These amounts include environmental operating expenses related primarily to the production of phosphoric acid, fertilizer, feed and other products.
The company routinely undertakes environmental capital projects. In 2006, capital expenditures of $13.6 (2005 — $10.0) were incurred to meet pollution prevention and control objectives and $0.2 (2005 — $0.6) were incurred to meet other environmental objectives.

70            NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

15.	ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS (CONTINUED)
Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2006	2005

Asset retirement obligations, beginning of year	$91.8	$85.0
Liabilities incurred	7.2	8.5
Liabilities settled	(3.6)	(6.0)
Accretion expense	3.3	4.4
Revisions in estimated cash flows	2.0	(0.1)

Asset retirement obligations, end of year	100.7	91.8
Other environmental liabilities	18.6	17.8
Less current portion (Note 11)	(9.0)	(12.3)

	$110.3	$97.3

16.	SHARE CAPITAL
AUTHORIZED
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the PCS Board of Directors. No first preferred shares have been issued.

ISSUED	2006	2005	2004
	Consideration	Consideration	Consideration

Issued, beginning of year	$ 1,379.3	$ 1,408.4	$ 1,245.8
Shares issued under option plans	50.9	95.7	162.1
Shares issued for dividend reinvestment plan	1.4	0.3	0.5
Shares repurchased	—	(125.1)	—

Issued, end of year	$ 1,431.6	$ 1,379.3	$ 1,408.4

ISSUED	2006	2005	2004
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	103,593,792	110,630,503	106,224,432
Shares issued under option plans	1,193,808	2,459,594	4,397,324
Shares issued for dividend reinvestment plan	13,449	3,695	8,747
Shares repurchased	—	(9,500,000)	—

Issued, end of year	104,801,049	103,593,792	110,630,503

NORMAL COURSE ISSUER BID
On January 25, 2005, the Board of Directors of PCS authorized a share repurchase program of up to 5,500,000 common shares (approximately 5 percent of the company’s issued and outstanding common shares) through a normal course issuer bid. On September 22, 2005, the Board of Directors authorized an increase in the number of common shares sought under the share repurchase program. This amendment allowed PotashCorp to repurchase up to 4,000,000 additional common shares. Shares could be repurchased from time to time on the open market through February 14, 2006 at prevailing market prices. The timing and amount of purchases, if any, under the program were dependent upon the availability and alternative uses of capital, market conditions and other factors. The company completed the repurchase program by December 31, 2005. No further program was authorized in 2006.
During 2005, the company repurchased for cancellation 9,500,000 common shares under the program, at a net cost of $851.9 and an average price per share of $89.67. The repurchase resulted in a reduction of share capital of $125.1, and the excess net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $264.3 and a reduction of retained earnings of $462.5.
17.	CONTRIBUTED SURPLUS

	2006	2005	2004

Balance, beginning of year	$36.3	$275.7	$265.2
Stock-based compensation	26.0	24.9	10.5
Share repurchases (Note 16)	—	(264.3)	—

Balance, end of year	$62.3	$36.3	$275.7

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          71

18.	SEGMENT INFORMATION
The company has three reportable business segments: potash, nitrogen and phosphate. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment sales are made under terms that approximate market value. The accounting policies of the segments are the same as those described in Note 2.

2006
	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,227.5	$1,284.1	$1,255.1	$—	$3,766.7
Freight	130.5	36.8	88.5	—	255.8
Transportation and distribution	38.8	52.2	43.1	—	134.1
Net sales — third party	1,058.2	1,195.1	1,123.5	—
Cost of goods sold	497.1	879.5	998.2	—	2,374.8
Gross Margin	561.1	315.6	125.3	—	1,002.0
Inter-segment sales	5.7	112.4	7.2	—	—
Depreciation and amortization	58.3	77.6	94.6	11.9	242.4
Goodwill	—	96.6	—	0.4	97.0
Assets	1,478.0	1,480.7	1,753.9	1,504.4	6,217.0
Additions to property, plant and equipment	293.2	75.5	119.7	20.2	508.6

2005
	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,341.1	$1,368.8	$1,137.3	$—	$3,847.2
Freight	129.7	39.9	80.1	—	249.7
Transportation and distribution	34.5	49.5	37.9	—	121.9
Net sales — third party	1,176.9	1,279.4	1,019.3	—
Cost of goods sold	469.5	960.7	920.4	—	2,350.6
Gross Margin	707.4	318.7	98.9	—	1,125.0
Inter-segment sales	5.8	100.7	14.0	—	—
Depreciation and amortization	64.5	72.0	95.6	10.3	242.4
Goodwill	—	96.6	—	0.4	97.0
Assets	1,236.8	1,526.5	1,723.0	871.6	5,357.9
Additions to property, plant and equipment	165.5	99.3	109.5	8.4	382.7

2004
	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,056.1	$1,210.4	$977.9	$—	$3,244.4
Freight	128.7	38.1	71.9	—	238.7
Transportation and distribution	32.6	42.3	29.4	—	104.3
Net sales — third party	894.8	1,130.0	876.6	—
Cost of goods sold	472.0	887.2	860.8	—	2,220.0
Gross Margin	422.8	242.8	15.8	—	681.4
Inter-segment sales	5.9	92.9	12.1	—	—
Depreciation and amortization	66.4	79.7	84.4	9.5	240.0
Goodwill	—	96.6	—	0.4	97.0
Assets	1,374.9	1,428.4	1,615.6	707.9	5,126.8
Additions to property, plant and equipment	92.2	62.1	56.8	9.4	220.5

72           NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

18.	SEGMENT INFORMATION (CONTINUED)
As described in Note 1, PhosChem and Canpotex execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following table:

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2006
Sales to customers outside the company
Canada	$65.7	$92.0	$—	$—	$157.7
United States	557.5	1,454.9	530.2	—	2,542.6
PhosChem	—	232.2	—	—	232.2
Canpotex	467.1	—	—	—	467.1
Other	137.2	136.7	77.0	16.2	367.1

	$1,227.5	$1,915.8	$607.2	$16.2	$3,766.7

Operating income	$426.9	$216.4	$171.8	$60.4	$875.5

Capital assets and goodwill	$1,207.7	$1,761.3	$610.4	$43.4	$3,622.8

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2005
Sales to customers outside the company
Canada	$69.3	$105.9	$—	$—	$175.2
United States	576.6	1,470.9	545.5	—	2,593.0
PhosChem	—	166.7	—	—	166.7
Canpotex	577.1	—	—	—	577.1
Other	118.2	106.7	86.6	23.7	335.2

	$1,341.2	$1,850.2	$632.1	$23.7	$3,847.2

Operating income	$464.1	$170.2	$199.3	$59.0	$892.6

Capital assets and goodwill	$954.6	$1,751.1	$612.4	$41.7	$3,359.8

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2004
Sales to customers outside the company
Canada	$48.3	$87.5	$—	$—	$135.8
United States	443.0	1,383.7	413.1	2.8	2,242.6
PhosChem	—	140.4	—	—	140.4
Canpotex	421.9	—	—	—	421.9
Other	114.9	57.3	86.1	45.4	303.7

	$1,028.1	$1,668.9	$499.2	$48.2	$3,244.4

Operating income	$250.0	$67.8	$139.8	$56.7	$514.3

Capital assets and goodwill	$831.2	$1,722.6	$601.4	$40.7	$3,195.9

19.	COST OF GOODS SOLD
The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes, depreciation and amortization, and provision for plant shutdowns.
PROVISION FOR PLANT SHUTDOWNS — PHOSPHATE SEGMENT
In July 2006, the company indefinitely suspended production of superphosphoric acid and ammonium polyphosphate products at its Geismar, Louisiana location due to higher input costs and lower product margins for those products at that location, compared to the company’s other facilities. No employee positions were terminated. The plants have not been re-started since that time and company management has determined that there are no immediate intentions of re-starting the plants.
In connection with the shutdowns, management determined that the carrying amounts of the long-lived assets related to the production facilities were not fully recoverable, and an impairment loss of $6.3, equal to the amount by which the carrying amount of the asset groups exceeded their respective fair values, was recognized. Fair values were determined based on an estimate of future cash flows resulting from the use of the assets and their eventual disposition. All of the impairment loss related to property, plant and equipment and is included in cost of goods sold.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          73

20.	SELLING AND ADMINISTRATIVE
The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.
21.	PROVINCIAL MINING AND OTHER TAXES
Provincial mining and other taxes consist of:

	2006	2005	2004

Potash Production Tax	$28.6	$94.8	$63.7
Saskatchewan corporate capital taxes and other	37.9	42.4	28.9

	$66.5	$137.2	$92.6

22.	OTHER INCOME

	2006	2005	2004

Share of earnings of equity investees	$54.4	$52.1	$30.9
Dividend income	21.1	9.2	8.2
Gain on sale of long-term investments (Note 4)	—	—	34.4
Other	18.5	0.5	2.3

	$94.0	$61.8	$75.8

23.	INTEREST EXPENSE

	2006	2005	2004

Interest expense on
Short-term debt	$34.5	$7.0	$3.4
Long-term debt	97.6	94.1	89.0
Interest capitalized to property, plant and equipment	(19.1)	(5.7)	(2.5)
Interest income	(27.4)	(13.1)	(5.9)

	$85.6	$82.3	$84.0

24.	INCOME TAXES
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2006	2005	2004

Income before income taxes
Canada	$320.1	$381.5	$175.0
United States	219.3	170.0	69.1
Trinidad	148.5	175.6	118.5
Other	102.0	83.2	67.7

	$789.9	$810.3	$430.3

Federal and provincial statutory tax rates	39.25%	42.52%	43.36%

Tax at statutory rates	$310.0	$344.5	$186.6
Adjusted for the effect of:
Recoveries upon Canadian tax rate reductions	(44.8)	—	—
Refunds upon deduction of Saskatchewan resource surcharge	(34.1)	—	—
Net non-deductible provincial taxes and royalties and resource allowances	(6.3)	(1.2)	8.1
Stock-based compensation deduction	(5.8)	(13.2)	(17.1)
Gain on sale of long-term investments	—	—	(14.9)
Additional tax deductions	(15.5)	(14.8)	(11.0)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(50.5)	(48.9)	(26.7)
Other	5.1	1.0	6.7

Income tax expense	$158.1	$267.4	$131.7

74           NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

24.	INCOME TAXES (CONTINUED)
Details of income tax expense are as follows:

	2006	2005	2004

Canada
Current	$51.8	$170.5	$69.4
Future	(4.3)	12.6	11.5
United States — Federal
Current	2.3	0.8	14.7
Future	43.7	30.8	(19.4)
United States — State
Current	2.6	2.2	2.2
Future	5.7	(12.8)	12.5
Trinidad and other
Current	51.4	53.8	19.1
Future	4.9	9.5	21.7

Income tax expense	$158.1	$267.4	$131.7

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2006	2005

Future income tax assets:
Loss and credit carryforwards	$207.3	$266.2
Accrued pension and other post-retirement benefits	71.0	70.0
Other	69.7	44.5

Total future income tax assets	348.0	380.7

Future income tax liabilities:
Basis difference in fixed assets	826.2	833.6
Basis difference in long-term debt	52.3	—
Basis difference in investments	27.7	27.7
Other	73.9	62.7

Total future income tax liabilities	980.1	924.0

Net future income tax liability	$632.1	$543.3

The company has determined that it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.
At December 31, 2006, the company has income tax losses carried forward of approximately $415.7 that will begin to expire in 2018. In addition, it has alternative minimum tax credits of approximately $11.7 that carry forward indefinitely. The benefit relating to these amounts has been recognized by reducing future income tax liabilities.
25.	NET INCOME PER SHARE

	2006	2005	2004

Basic net income per share[1]
Net income available to common shareholders	$631.8	$542.9	$298.6

Weighted average number of common shares	103,960,000	108,568,000	107,967,000

Basic net income per share	$6.08	$5.00	$2.77

Diluted net income per share[1]
Net income available to common shareholders	$631.8	$542.9	$298.6

Weighted average number of common shares	103,960,000	108,568,000	107,967,000
Dilutive effect of stock options	2,270,000	2,510,000	2,772,000

Weighted average number of diluted common shares	106,230,000	111,078,000	110,739,000

Diluted net income per share	$5.95	$4.89	$2.70

[1]	Net income per share calculations are based on full dollar and share amounts.
Diluted net income per share is calculated based on the weighted average number of shares issued and outstanding during the year. The denominator is: (1) increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year; and (2) decreased by the number of shares that the company

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          75

25.	NET INCOME PER SHARE (CONTINUED)
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
No options outstanding were excluded from the calculation of diluted net income per share for 2006, 2005 and 2004 as a result of the options’ exercise price being greater than the average market price of the common shares for the year.
26.	STOCK-BASED COMPENSATION
The company has six stock-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $44.3 (2005 — $37.3; 2004 — $35.3).
STOCK OPTION PLANS
The company has four stock option plans.
Under the Officers and Employees Plan, the company could, after February 3, 1998, issue up to 13,852,250 common shares pursuant to the exercise of options. Under the Directors Plan, the company could, after January 24, 1995, issue up to 912,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half vesting the following year. No stock options have been granted under the Directors Plan since November 2002, and the PCS Board of Directors determined in 2003 to discontinue granting stock options to directors. Effective November 2006, the PCS Board of Directors formally terminated these plans in respect of any future option grants.
Under the 2005 Performance Option Plan, the company could, after February 28, 2005 and before January 1, 2006, issue options to acquire up to 1,200,000 common shares. Under the 2006 Performance Option Plan, which was approved on May 4, 2006, the company could, after February 27, 2006 and before January 1, 2007, issue options to acquire up to 1,400,000 common shares. Under the performance plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. The key design difference between the 2005 and 2006 Performance Option Plans and the company’s other stock option plans is the performance-based vesting feature. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over weighted average cost of capital.
The company issues new common shares to satisfy stock option exercises.
A summary of the status of the plans as of December 31, 2006, 2005 and 2004 and changes during the years ending on those dates is presented as follows:
Number of Shares Subject to Option

	Performance Option Plans		Officers and Employees and Directors Plans

	2006	2005	2006	2005	2004

Outstanding, beginning of year	1,186,000	—	3,895,756	6,400,730	10,876,022
Granted	894,900	1,188,500	—	—	—
Exercised	—	—	(1,193,808)	(2,459,594)	(4,397,324)
Cancelled	(14,300)	(2,500)	—	(45,380)	(77,968)

Outstanding, end of year	2,066,600	1,186,000	2,701,948	3,895,756	6,400,730

The company did not grant any stock options in 2004.

Weighted Average Exercise Price

	Performance Option Plans		Officers and Employees and Directors Plans

	2006	2005	2006	2005	2004

Outstanding, beginning of year	$ 90.08	$ —	$ 38.41	$ 38.14	$ 36.64
Granted	101.01	88.25	—	—	—
Exercised	—	—	39.93	38.14	36.67
Cancelled	90.90	90.38	—	41.03	38.59
Outstanding, end of year	94.13	90.08	38.04	38.41	38.14
The aggregate grant-date fair value of all options granted during the year was $34.5 (2005 — $35.4; 2004 — $NIL).

76           NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

26.	STOCK-BASED COMPENSATION (CONTINUED)
The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable

Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Number	Remaining Life	Exercise Price	Number	Exercise Price

Officers and Employees and Directors Plans
$21.84 to $31.50	564,400	4 years	$ 30.68	564,400	$ 30.68
$33.00 to $42.87	1,497,498	6 years	$ 37.92	1,497,498	$ 37.92
$43.38 to $52.13	640,050	5 years	$ 44.78	640,050	$ 44.78

	2,701,948	5 years	$ 38.04	2,701,948	$ 38.04
Performance Option Plans
$88.23 to $101.01	2,066,600	8 years	$ 94.13	—	—

	4,768,548	6 years	$ 62.34	2,701,948	$ 38.04

The foregoing options have expiry dates ranging from November 2007 to May 2016.
Prior to 2003, the company applied the intrinsic value-based method of accounting for the plans. Effective December 15, 2003, it adopted the fair value-based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003. Since the company’s stock option awards at that time vested over two years, the compensation cost included in the determination of net income for the year ended December 31, 2004 is less than that which would have been recognized if the fair value-based method had been applied to all awards since the original effective date of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. If the fair value-based method had been applied to all outstanding and unvested awards in each period, it would have reduced net income for 2004 to $294.6 from $298.6, and as a result reduced basic net income per share to $2.73 from $2.77 and reduced diluted net income per share to $2.66 from $2.70. There is no impact from this change in years subsequent to 2004.
The fair value of each option grant was estimated as of the grant date using the Black-Scholes-Merton option-pricing model. The following weighted-average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2004, 2005 and 2006:

	Year of Grant

	2006	2005	2003	2002

Expected dividend	$0.60	$0.60	$0.50	$0.50
Expected volatility	30%	28%	27%	32%
Risk-free interest rate	4.90%	3.86%	4.06%	4.13%
Expected life of options	6.5 years	6.5 years	8 years	8 years
The expected dividend on the company’s stock was based on the current annualized dividend rate as at the date of grant. Expected volatility was based on historical volatility of the company’s stock over a period commensurate with the expected term of the stock option. The risk-free interest rate for the expected life of the option was based, as applicable, on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant. Historical data were used to estimate the expected life of the option.
A summary of the status of the company’s non-vested shares subject to option as of December 31, 2006, and changes during the year then ended, is presented below:

	Number of	Weighted Average
	Shares Subject	Grant-Date
	to Option	Fair Value

Non-vested at January 1, 2006	1,186,000	$29.82
Granted	894,900	38.53
Vested	—	—
Cancelled	(14,300)	30.25

Non-vested at December 31, 2006	2,066,600	$33.58

As of December 31, 2006, 2,066,600 options remained unvested and there was $14.6 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2008.
Cash received from stock option exercises for the year ended December 31, 2006 was $47.3 (2005 — $93.9).
DEFERRED SHARE UNIT AND OTHER PLANS
The company offers a deferred share unit plan to non-employee directors, which, in 2006, entitled those directors to receive discretionary grants of deferred share units (“DSUs”), each of which has a value equal to the market value of a common share at the time of its grant.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          77

26.	STOCK-BASED COMPENSATION (CONTINUED)
The plan also allows each director to choose to receive, in the form of DSUs, all or a percentage of the director’s fee, which would otherwise be payable in cash. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price at that time. As of December 31, 2006, the total DSUs held by participating directors was 71,283 (2005 — 63,635; 2004 — 50,999).
The company offers a performance unit incentive plan to senior executives and other key employees. The performance objectives under the plan are designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders over the three-year performance period ending December 31, 2008. Total shareholder return measures the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards is based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards is based on the extent to which the total shareholder return matches or exceeds the total shareholder return of the common shares of a pre-defined peer group. Vested units are settled in cash based on the common share price generally at the end of the performance period. Compensation expense for this program is recorded over the three-year performance cycle of the program. The amount of compensation expense is adjusted over the three-year performance cycle to reflect the current market value of common shares and the number of shares vested in accordance with the vesting schedule based upon total shareholder return, and such return compared to the company’s peer group.
During 2006, cash of $34.5 was used to settle the company’s liability in respect of its performance unit incentive plan for the performance period January 1, 2003 to December 31, 2005. Other cash payments made in respect of the company’s stock-based compensation plans during 2006 were not significant.
27.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Derivative financial instruments are financial contracts whose value is derived from a foreign exchange rate, interest rate or commodity index. The company uses derivative financial instruments, including foreign currency forward contracts, futures, swaps and option agreements, to manage foreign exchange, interest rate and commodity price risk. Any derivative transactions that are specifically designated (and qualify) for hedge accounting are considered by the company to be off-balance-sheet items since they are not recorded at fair value on the Consolidated Statements of Financial Position. The notional amounts of the company’s financial instruments described below represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. These notional amounts do not represent assets or liabilities and therefore are not reflected in the Consolidated Statements of Financial Position.
The company manages interest rate exposures by using a diversified portfolio of fixed and floating rate instruments. Its sensitivity to fluctuations in interest rates is substantially limited to certain of its cash and cash equivalents, short-term debt and long-term debt. During the year, the company terminated its interest rate swap contracts that effectively converted a notional amount of $300.0 (2005 — $225.0) of fixed rate debt (due 2011) into floating rate debt for cash proceeds of $5.2 (2005 — $1.8) and a gain of $5.1 (2005 —$1.6). Hedge accounting on all terminated interest rate swap contracts was discontinued prospectively. The associated gains are being amortized over the remaining term of the related debt as a reduction to interest expense. No interest rate swap contracts were outstanding as at December 31, 2006 or 2005.
In addition to physical spot and term purchases, the company at times employs futures, swaps and option agreements to establish the cost on a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit that are used to reduce cash margin requirements to maintain the derivatives. At December 31, 2006, it had collected cash margin requirements of $22.8 (2005 — $173.7) which were included in accounts payable and accrued charges (see Note 11).
As at December 31, 2006, the company had derivatives qualifying for hedge accounting in the form of swaps which represented a notional amount of 50.0 MMBtu with maturities in 2007 through 2016. As at December 31, 2006, deferred gains from settled hedging transactions were $8.0 (2005 — $(7.2)).
As at December 31, 2006, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $100.0 (2005 — $43.0) at an average exchange rate of 1.1478 (2005 — 1.1852) per US dollar. The company had also entered into forward contracts to sell US dollars and receive euros in the notional amount of $4.2 (2005 — $2.2) at an average exchange rate of 1.2558 (2005 — 1.2145) per euro, and to sell Canadian dollars and receive euros in the notional amount of Cdn $3.4 (2005 — $4.5) at an average exchange rate of 1.3988 (2005 — 1.3940) per euro. The company also had other small forward exchange contracts outstanding at December 31, 2006 to reduce other currency exposures. Maturity dates for all forward contracts are within 2007.
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

78          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

27.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
FAIR VALUE
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. The estimated fair values disclosed below are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. However, some financial instruments lack an available trading market and therefore, certain fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by assumptions as to the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk.
Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued charges is assumed to approximate carrying value. The fair value of the company’s gas hedging contracts at December 31, 2006 approximated $120.3 (2005 — $277.1). Futures contracts are exchange-traded and fair value was determined based on exchange prices. Swaps and option agreements are traded in the over-the-counter market and fair value was calculated based on a price that was converted to an exchange-equivalent price. The fair value of the company’s notes payable at December 31, 2006 approximated $1,776.8 (2005 — $1,324.9) and reflects a current yield valuation based on observed market prices. The fair value of the company’s other long-term debt instruments approximated carrying value.
28.	CONTINGENCIES
CANPOTEX
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2006, 2005 or 2004.
MINING RISK
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.
INVESTMENT IN APC
The company is party to a shareholders agreement with Jordan Investment Company (“JIC”) with respect to its investment in APC. The terms of the shareholders agreement provide that, from October 17, 2006 to October 16, 2009, JIC may seek to exercise a put option (the “Put”) to require the company to purchase JIC’s remaining common shares in APC. If the Put were exercised, the company’s purchase price would be calculated in accordance with a specified formula based, in part, on earnings of APC. The amount, if any, which the company may have to pay for JIC’s remaining common shares if there was to be a valid exercise of the Put would be determinable at the time JIC provides appropriate notice to the company pursuant to the terms of the agreement.
LEGAL AND OTHER MATTERS
In 1994, PCS Joint Venture responded to information requests from the US Environmental Protection Agency (“USEPA”) and the Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) regarding conditions at its Moultrie, Georgia location. PCS Joint Venture believes that the lead-contaminated soil and groundwater found at the site are attributable to former operations at the site prior to PCS Joint Venture’s ownership. In 2005, the GEPD approved a Corrective Action Plan to address environmental conditions at this location. As anticipated, the approved remedy requires some excavation and off-site disposal of impacted soil and installation of a groundwater recovery and treatment system. PCS Joint Venture began the remediation in November 2005 and completed soil excavation activities in March 2006, and it is proceeding consistent with the projected schedule and budget.
In 1998, the company, along with other parties, was notified by the USEPA of potential liability under the US federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order and Consent with the USEPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture and another party are sharing the costs of the RI/FS, which is nearing completion. In December 2006, the parties submitted the focused feasibility study to the USEPA and Florida Department of Environment for final review and comment. No final determination has yet been made of the nature, timing or cost of remedial action that may be needed, nor to what extent costs incurred may be recoverable from third parties. Although PCS Joint Venture sold the Lakeland property in July 2006, it has retained the above-described remediation responsibilities and has indemnified the third-party purchaser for the costs of remediation and certain related claims.
The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party with respect to a former fertilizer blending operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen Site, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3.0 of previously-incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the Planters Property, filed a complaint in the United States District Court for the District of South Carolina seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs that Ashley II of Charleston, L.L.C. alleges it has incurred and will incur in connection with response activities at the site. The Court has scheduled a trial in the first quarter of 2007 for the first phase of the case in which it will consider whether PCS Nitrogen has any liability for these costs. PCS Nitrogen has filed third-party complaints in the case against owners and operators that should be responsible parties with respect to the site. PCS Nitrogen denies that it is a potentially responsible party and is vigorously defending its interests in these actions.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          79

28.	CONTINGENCIES (CONTINUED)
PCS Phosphate, along with several other entities has received notice from parties to an Administrative Settlement Agreement (“Settling Parties”) with USEPA of alleged contribution liability under CERCLA for costs incurred and to be incurred addressing PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”). PCS Phosphate has agreed to participate, on a non joint and several basis, with the Settling Parties in the performance of the removal action and the payment of other costs associated with the Site, including reimbursement of USEPA’s past costs. The cost of performing the removal at the Site is estimated at $12.0 to $17.0. We understand that removal activities will commence at the Site in 2007. We anticipate recovering some portion of our expenditures in this matter from other liable parties.
The USEPA announced an initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted hazardous waste compliance evaluation inspections at numerous phosphate operations, including the company’s plants in Aurora, North Carolina, Geismar, Louisiana and White Springs, Florida. In September 2005 and December 2005 respectively, the USEPA notified the company of various alleged violations of the Resource Conservation and Recovery Act at its Aurora and White Springs plants. The company and other industry members have met with representatives of the US Department of Justice, the USEPA and various state environmental agencies regarding potential resolutions of these matters. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.
The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites. Based on current information, it does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.
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
The breadth of the company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes it will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the company’s tax assets and tax liabilities.
The company owns facilities which have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs would not be expected to have a material adverse effect on the company’s consolidated financial position or results of operations and would be recognized and recorded in the period in which they were incurred.
29.	GUARANTEES
In the normal course of operations, the company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees (apart from any appropriate accruals relating to the underlying potential liabilities).
The company enters into agreements in the normal course of business that may contain features that meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives, and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2006, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $367.2. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2006, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 12, and the cash margin requirements to maintain derivatives as disclosed in Note 27.
The company has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance requirements designed to

80          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

29.	GUARANTEES (CONTINUED)
ensure that responsible parties have sufficient resources to cover all closure and post-closure costs and liabilities associated with gypsum stacks in the state. The new requirements became effective in July 2005 and include financial strength tests that are more stringent than under previous law and a requirement that gypsum stack closure cost estimates include the cost of treating process water. The company has met its financial assurance responsibilities as of December 31, 2006. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists (see Note 15).
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following approval of these plans by the responsible provincial minister. The Minister of Environment for Saskatchewan provisionally approved the plans in July 2000. In July 2001, a Cdn $2.0 irrevocable letter of credit was posted. We submitted a revised plan when it was due in 2006 and are awaiting a response from the Province. The company is unable to predict, at this time, the outcome of the ongoing review of the plans or the timing of implementation and structure of any financial assurance requirements.
During the year, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2006, $17.3 of letters of credit were outstanding (2005 — $18.7).
The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.
30.	RELATED PARTY TRANSACTIONS
Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2006 were $467.1 (2005 — $577.1; 2004 —$421.9). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 5).
31.	COMPARATIVE FIGURES
Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
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
(b) Property, plant and equipment and goodwill: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP, as past provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of the assets. Under US GAAP, they were measured based on fair value, which was lower than the undiscounted cash flow from use together with the residual value of the assets. Fair value for this purpose was determined based on discounted expected future net cash flows.
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
(e) Pre-operating costs: Operating costs incurred during the start-up phase of new projects are deferred under Canadian GAAP until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP requires that these costs be expensed as incurred. As at December 31, 2006 and 2005, the start-up costs deferred for Canadian GAAP were not material.
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
In addition, the company is required to recognize the difference between the benefit obligation and the fair value of plan assets in the Consolidated Statement of Financial Position with the offset to OCI. No similar requirement exists under Canadian GAAP.
(h) Foreign currency translation adjustment: The company adopted the US dollar as its functional and reporting currency on January 1, 1995. At that time, the consolidated financial statements were translated into US dollars at the December 31, 1994 year-end exchange rate using the translation of convenience method under Canadian GAAP. This translation method was not permitted under US

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          81

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
GAAP. US GAAP required the comparative Consolidated Statements of Operations and Consolidated Statements of Cash Flow to be translated at applicable weighted-average exchange rates, whereas the Consolidated Statements of Financial Position were permitted to be translated at the December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.
(i) Derivative instruments and hedging activities: Under Canadian GAAP, the company’s derivatives used for non-trading purposes that do not qualify for hedge accounting are carried at fair value on the Consolidated Statements of Financial Position, with changes in fair value reflected in earnings. Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts, which are not applicable to the company. Gains and losses on derivative instruments held within an effective hedge relationship are recognized in earnings on the same basis and in the same period as the underlying hedged items. There is no difference in accounting between Canadian and US GAAP in respect of derivatives held by the company that do not qualify for hedge accounting. Unlike Canadian GAAP, however, for US GAAP purposes the company recognizes all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the Consolidated Statements of Financial Position. Under US GAAP, the accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Ineffective portions of fair value or cash flow hedges are recorded in earnings in the current period.
(j) Comprehensive income: Comprehensive income is recognized and measured under US GAAP pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net income and OCI. OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. As described in Note 2, Canadian standards relating to comprehensive income are not effective for the company until the fiscal year beginning January 1, 2007.
(k) Stock-based compensation: Under Canadian GAAP, the company’s stock-based compensation plan awards classified as liabilities are measured at intrinsic value at each reporting period. Effective January 1, 2006, US GAAP requires that these liability awards be measured at fair value at each reporting period. As at December 31, 2006, the difference between Canadian and US GAAP was not significant. The company uses a Monte Carlo simulation model to estimate the fair value of its performance unit incentive plan liability for US GAAP purposes.
Under Canadian GAAP, stock options are recognized over the service period, which for PotashCorp is established by the option performance period. Effective January 1, 2006, under US GAAP stock options are recognized over the requisite service period, which does not commence until the option plan is approved by the company’s shareholders and options are granted thereunder. For options granted under the PotashCorp 2006 Performance Option Plan, the service period commenced January 1, 2006 under Canadian GAAP and May 4, 2006 under US GAAP. This difference impacts the stock-based compensation cost recorded and may impact diluted earnings per share.
(l) Stripping costs: Under Canadian GAAP, the company capitalizes and amortizes costs associated with the activity of removing overburden and other mine waste minerals in the production phase.
Effective January 1, 2006, US GAAP requires such stripping costs to be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. In accordance with US GAAP, the company has recorded the effect of initially applying this consensus as a cumulative-effect adjustment recognized in the opening balance of retained earnings as of January 1, 2006.
(m) Deferred debt costs: Under Canadian GAAP, issue costs and deferred interest rate swap gains related to long-term debt are included in other assets and other long-term liabilities, respectively. US GAAP requires these costs to be included as an adjustment to the carrying value of the long-term debt.
(n) Income taxes related to the above adjustments: The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.
(o) Income tax consequences of stock-based employee compensation: Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.
(p) Cash flow statements: US GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year.

82          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
The application of US GAAP, as described above, would have had the following effects on net income, net income per share, total assets and shareholders’ equity.

	2006	2005	2004

Net income as reported — Canadian GAAP	$631.8	$542.9	$298.6
Items increasing (decreasing) reported net income
Cash flow hedge ineffectiveness	(4.5)	2.3	2.6
Depreciation and amortization	8.4	8.4	8.4
Stock-based compensation	1.3	—	—
Stripping costs	2.6	—	—
Exploration costs	—	(6.4)	—
Accretion of asset retirement obligations	—	—	3.3
Share of earnings of equity investees	0.5	3.7	—
Pension and other post-retirement benefits	2.0	2.4	(2.2)
Deferred income taxes relating to the above adjustments	(3.0)	(3.4)	(4.3)
Income taxes related to stock-based compensation	(13.3)	(17.2)	(15.9)

Net income — US GAAP	$625.8	$532.7	$290.5

Basic weighted average shares outstanding — US GAAP	103,960,000	108,568,000	107,967,000

Diluted weighted average shares outstanding — US GAAP	106,223,000	111,078,000	110,739,000

Basic net income per share — US GAAP	$6.02	$4.91	$2.69

Diluted net income per share — US GAAP	$5.89	$4.80	$2.62

Total assets as reported — Canadian GAAP	$6,217.0	$5,357.9
Items increasing (decreasing) reported total assets
Inventory and other current assets	8.0	(7.2)
Available-for-sale securities (unrealized holding gain)	889.9	355.2
Fair value of derivative instruments	120.3	277.1
Property, plant and equipment	(109.7)	(118.1)
Exploration costs	(6.4)	(6.4)
Stripping costs	(21.8)	—
Deferred debt costs	(23.9)	—
Pension and other post-retirement benefits	6.7	14.1
Intangible asset relating to additional minimum pension liability	—	11.1
Investment in equity investees	5.5	4.8
Goodwill	(46.7)	(46.7)

Total assets — US GAAP	$7,038.9	$5,841.8

Total shareholders’ equity as reported — Canadian GAAP	$2,780.3	$2,132.5	$2,385.6
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income, net of related income taxes	733.5	343.2	96.8
Foreign currency translation adjustment	20.9	20.9	20.9
Provision for asset impairment	(218.0)	(218.0)	(218.0)
Depreciation and amortization	61.6	53.2	44.8
Exploration costs	(6.4)	(6.4)	—
Stripping costs	2.6	—	—
Cash flow hedge ineffectiveness	0.4	4.9	2.6
Pension and other post-retirement benefits	16.1	14.1	11.7
Share of other comprehensive income of equity investees	4.2	3.7	—
Deferred income taxes relating to the above adjustments	24.0	27.0	30.4
Cumulative effect adjustment to retained earnings in respect of stripping costs	(16.3)	—	—

Shareholders’ equity — US GAAP	$3,402.9	$2,375.1	$2,374.8

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          83

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL US GAAP DISCLOSURE
Recent Accounting Pronouncements
Inventory Costs
In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and to require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance was effective for inventory costs incurred during 2006 and did not have a material impact on the company’s consolidated financial statements.
Stripping Costs Incurred in the Production Phase of a Mining Operation
In March 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, that stripping costs incurred during production are variable inventory costs that should be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. The consensus was effective for the company in the first quarter of 2006. In accordance with the transition guidance, the company recorded the effect of initially applying the consensus as a cumulative-effect adjustment, reducing the opening balance of US GAAP retained earnings by $16.3 as of January 1, 2006.
Determining the Variability to be Considered in Applying the Variable Interest Entity Standards
In April 2006, the FASB issued FSP FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. Consistent with EIC-163, this guidance provided additional clarification on how to analyze and consolidate VIEs. The guidance did not have a material impact on the company’s consolidated financial statements.
Uncertainty in Income Taxes
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the model, the consolidated financial statements will reflect expected future income tax consequences of such positions, presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The evaluation of tax positions under FIN No. 48 will be a two-step process, whereby: (1) the company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN No. 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. The company is reviewing the guidance (which is effective for the first quarter of 2007) to determine the potential impact, if any, on its consolidated financial statements.
Planned Major Maintenance Activities
In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP prohibits use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance is effective for the first quarter of 2007. The company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.
Quantifying Misstatements in the Financial Statements
In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, “Quantifying Misstatements in the Financial Statements” (“SAB 108”). SAB 108 requires that misstatements identified in the current year financial statements which result from misstatements of prior year financial statements be quantified and evaluated using a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The guidance was effective for fiscal years ending after November 15, 2006 and did not have a material impact on the company’s consolidated financial statements.
Framework for Fair Value Measurement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.
Defined Benefit Pension and Other Post-Retirement Benefit Plans
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS No. 158 requires an entity to: (1) recognize the over-funded or under-funded status of a benefit plan as an asset or liability in the statement of financial position; (2) recognize the existing unrecognized net gains and losses, unrecognized prior-service costs and credits, and unrecognized net transition assets or obligations in OCI; and (3) measure defined benefit plan assets and obligations as of the year-end date. The guidance is effective for the company’s December 31, 2006 consolidated financial statements. In accordance with the transition guidance, the company recorded the effect of initially applying the statement to its pension and other

84          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

32. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
post-retirement liability as a cumulative effect adjustment as at the end of 2006. The effect of implementing SFAS No. 158 is outlined in the table below:

	At December 31, 2006
	Prior to	Effect of
	adopting	adopting
	SFAS No. 158	SFAS No. 158	As reported

Prepaid pension costs	$42.9	$(9.8)	$33.1
Intangible pension asset	9.0	(9.0)	—
Current liabilities	(8.9)	—	(8.9)
Long-term liabilities	(300.1)	(78.0)	(378.1)
Deferred income tax liability	109.3	26.0	135.3
Accumulated other comprehensive income	47.1	70.8	117.9
Available-for-Sale Securities
The company’s investments in ICL and Sinofert are classified as available-for-sale. The fair market value of these investments at December 31, 2006 was $1,281.3 and the unrealized holding gain was $889.9.
Deferred Income Taxes
The total valuation allowance recognized for deferred income tax assets in 2006 was $53.1 (2005 — $45.5). The company has determined that it is more likely than not that the deferred income tax assets net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.
Stock-Based Compensation
The total compensation cost charged to income in respect of the company’s six stock-based compensation plans under US GAAP was $43.0 for the year ended December 31, 2006 (2005 — $37.3).
Prior to 2003, the company applied the intrinsic value-based method of accounting for its stock option plans under US GAAP. Effective December 15, 2003, the company adopted the fair value-based method of accounting for stock options prospectively to all employee awards granted, modified or settled after January 1, 2003 pursuant to the transitional provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Since the company’s stock option awards at that time vested over two years, the compensation cost included in the determination of net income for the year ended December 31, 2004 is less than that which would have been recognized if the fair value-based method had been applied to all awards since the original effective date of SFAS No. 123, “Accounting for Stock-Based Compensation”. If the fair value-based method had been applied to all outstanding and unvested awards in each period, it would have reduced net income for 2004 to $286.5 from $290.5, and as a result reduced basic net income per share to $2.65 from $2.69 and reduced diluted net income per share to $2.59 from $2.62. There is no impact from this change in years subsequent to 2004.
The aggregate intrinsic value of options outstanding at December 31, 2006 under the Performance Option Plans was $95.8, and the aggregate intrinsic value of options exercisable was $NIL. The aggregate intrinsic value of options outstanding at December 31, 2006 under the Officers and Employees and Directors Plans was $284.7, and the aggregate intrinsic value of options exercisable was $284.7. The total intrinsic value of stock options exercised was $72.9 during the year ended December 31, 2006. No stock options vested during this period.
As of December 31, 2006, there was $15.9 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2008.
The company issued 157,165 performance units during 2006 (2005 — NIL) under the performance unit incentive plan at a weighted average grant-date fair value of $78.48 per unit. As at December 31, 2006, 150,763 units remained unvested and outstanding. Total unrecognized compensation cost approximated $18.5, which is expected to be recognized over the period through December 31, 2008. However, such amount will be subject to change, as these liability awards are remeasured at fair value at each reporting period.
Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges.
The portion of gain or loss on derivative instruments designated as cash flow hedges that are effective at offsetting changes in the hedged item is reported as a component of accumulated OCI and then is reclassified into cost of goods sold when the product containing the hedged item impacts earnings. Any hedge ineffectiveness is recorded in cost of goods sold in the current period. During the year, a gain of $73.5 was recognized in cost of goods sold (2005 — $48.6; 2004 — $43.0). Of the deferred gains at year-end, approximately $50.9 will be reclassified to cost of goods sold within the next 12 months.
Pension and Other Post-Retirement Benefits
The unamortized actuarial loss, unamortized prior service cost and unamortized transitional obligation included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2007 is $10.2, $2.3 and $(0.9), respectively.
Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totalled $16.0 (2005 — $12.6). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.
SUPPLEMENTAL SCHEDULES
The following supplemental schedules present the consolidated Financial Position, Operations and Retained Earnings, Comprehensive Income, Accumulated Other Comprehensive Income, and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          85

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31

	2006	2005

Assets
Current assets
Cash and cash equivalents	$325.7	$93.9
Accounts receivable	442.3	453.3
Inventories	494.9	515.3
Prepaid expenses and other current assets	40.9	41.1
Current portion of derivative instruments	50.9	103.9

	1,354.7	1,207.5
Derivative instruments	69.4	173.2
Property, plant and equipment	3,409.8	3,138.4
Other assets	2,125.4	1,226.8
Intangible assets	29.3	45.6
Goodwill	50.3	50.3

	$7,038.9	$5,841.8

Liabilities
Current liabilities
Short-term debt	$157.9	$252.2
Accounts payable and accrued charges	573.5	842.7
Current portion of long-term debt	400.4	1.2

	1,131.8	1,096.1
Long-term debt	1,339.8	1,257.6
Deferred income tax liability	668.5	690.2
Accrued pension and other post-retirement benefits	378.1	308.3
Accrued environmental costs and asset retirement obligations	110.3	97.3
Other non-current liabilities and deferred credits	7.5	17.2

	3,636.0	3,466.7

Shareholders’ Equity
Share capital	1,431.6	1,379.3
Additional paid-in capital	113.1	75.1
Retained earnings	1,124.7	577.5
Accumulated other comprehensive income	733.5	343.2

	3,402.9	2,375.1

	$7,038.9	$5,841.8

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME
For the Years Ended December 31

	2006	2005	2004

Accumulated other comprehensive income, beginning of year	$343.2	$96.8	$31.2
Other comprehensive income, net of related income taxes	461.1	246.4	65.6
Cumulative effect adjustment related to pension and other post-retirement benefits	(70.8)	—	—

Accumulated other comprehensive income, end of year	$733.5	$343.2	$96.8

86          NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)
The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2006	2005	2004

Unrealized gains and losses on available-for-sale securities	$792.0	$236.3	$106.7
Gains and losses on derivatives designated as cash flow hedges	79.4	182.4	47.4
Additional minimum pension liability	—	(55.4)	(36.4)
Pension and other post-retirement benefits*	(117.9)	—	—
Share of other comprehensive income of equity investees	0.9	0.8	—
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)

Accumulated other comprehensive income, end of year	$733.5	$343.2	$96.8

* 2006 comprised of unamortized net actuarial loss of $(122.9), unamortized prior service costs of $9.0 and unamortized transitional obligation of $(4.0).
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31

		2006	2005	2004

	Sales	$3,766.7	$3,847.2	$3,244.4
Less:	Freight	255.8	249.7	238.7
	Transportation and distribution	134.1	121.9	104.3
	Cost of goods sold	2,365.4	2,337.5	2,207.9

	Gross Margin	1,011.4	1,138.1	693.5

	Selling and administrative	158.0	144.5	130.6
	Provincial mining and other taxes	66.5	137.2	92.6
	Foreign exchange (gain) loss	(4.4)	12.5	19.7
	Share of earnings of equity investees	(54.9)	(55.8)	(30.9)
	Other income	(39.6)	(3.3)	(44.9)

		125.6	235.1	167.1

	Operating Income	885.8	903.0	526.4
	Interest Expense	85.6	82.3	84.0

	Income Before Income Taxes	800.2	820.7	442.4
	Income Taxes	174.4	288.0	151.9

	Net Income	625.8	532.7	290.5
	Retained Earnings, Beginning of Year	577.5	572.3	341.7
	Cumulative Effect Adjustment in Respect of Stripping Costs	(16.3)	—	—
	Repurchase of Common Shares	—	(462.5)	—
	Dividends	(62.3)	(65.0)	(59.9)

	Retained Earnings, End of Year	$1,124.7	$577.5	$572.3

	Net Income per Share – Basic	$6.02	$4.91	$2.69

	Net Income per Share – Diluted	$5.89	$4.80	$2.62

	Dividends per Share	$0.60	$0.60	$0.55

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME
For the Years Ended December 31

	2006	2005	2004

Net income	$625.8	$532.7	$290.5

Other comprehensive income
Change in unrealized holding gains and losses on available-for-sale securities	534.7	193.5	101.2
Change in gains and losses on derivatives designated as cash flow hedges	(68.2)	255.0	49.3
Reclassification to income of gains and losses on cash flow hedges	(79.7)	(53.5)	(43.0)
Adjustment to additional minimum pension liability	11.7	(28.4)	(9.6)
Share of other comprehensive income of equity investees	0.2	1.1	—
Deferred income taxes related to other comprehensive income	62.4	(121.3)	(32.3)

Other comprehensive income, net of related income taxes	461.1	246.4	65.6

Comprehensive income	$1,086.9	$779.1	$356.1

NOTES TO THE POTASHCORP CONSOLIDATED FINANCIAL STATEMENTS / in millions of US dollars except share and per-share amounts          87

32.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the Years Ended December 31

	2006	2005	2004

Operating Activities
Net income	$625.8	$532.7	$290.5
Adjustments to reconcile net income to cash provided by operating activities Depreciation and amortization	234.0	234.0	231.6
Stock-based compensation	28.5	27.5	11.1
(Gain) loss on disposal of property, plant and equipment and long-term investments	(8.6)	11.8	(35.1)
Provisions for phosphate plant shutdowns and PCS Yumbes	6.3	—	3.6
Foreign exchange on deferred income tax	0.5	8.9	17.2
Provision for deferred income tax	52.7	43.5	30.6
Undistributed earnings of equity investees	(25.0)	(37.2)	(22.2)
Other long-term liabilities	13.4	20.2	(2.3)
Changes in non-cash operating working capital
Accounts receivable	11.0	(107.6)	(51.9)
Inventories	15.8	(122.2)	(10.5)
Prepaid expenses and other current assets	(1.8)	(8.2)	(8.9)
Accounts payable and accrued charges	(269.1)	238.1	188.7

Cash provided by operating activities	683.5	841.5	642.4

Investing Activities
Additions to property, plant and equipment	(508.6)	(376.3)	(220.5)
Purchase of long-term investments	(352.5)	(190.9)	(105.5)
Proceeds from disposal of property, plant and equipment and long-term investments	22.0	12.4	103.3
Other assets and intangible assets	(0.6)	5.9	(2.8)

Cash used in investing activities	(839.7)	(548.9)	(225.5)

Financing Activities
Proceeds from (repayment of) long-term debt obligations	482.6	(10.1)	(1.0)
(Repayment of) proceeds from short-term debt obligations	(94.3)	158.7	(82.7)
Dividends	(60.9)	(65.4)	(56.1)
Repurchase of common shares	—	(851.9)	—
Issuance of common shares	47.3	93.9	161.2
Income taxes related to stock-based compensation	13.3	17.2	15.9

Cash provided (used in) by financing activities	388.0	(657.6)	37.3

Increase (Decrease) in Cash and Cash Equivalents	231.8	(365.0)	454.2
Cash and Cash Equivalents, Beginning of Year	93.9	458.9	4.7

Cash and Cash Equivalents, End of Year	$325.7	$93.9	$458.9

Supplemental cash flow disclosure

Income taxes paid	$296.8	$141.6	$33.5

88          POTASHCORP 2006 FINANCIAL REVIEW / SHAREHOLDER INFORMATION

SHAREHOLDER INFORMATION

INVESTOR INQUIRIES
Denita Stann, Director, Investor Relations Canada: (800) 667-0403 US: (800) 667-3930
e-mail: ir@potashcorp.com

Visit us at www.potashcorp.com
DIVIDENDS
Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks earlier. Future cash dividends will be paid out of, and are conditioned upon, the company’s available earnings.
Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, CIBC Mellon Trust Company.
Registered shareholders can have dividends reinvested in newly issued common shares of PotashCorp at prevailing market rates.
OWNERSHIP
On February 20, 2007, there were 1,762 holders of record of the company’s common shares.
CORPORATE OFFICES

Canada:	US:

Suite 500	Suite 400
122 – 1st Avenue South	1101 Skokie Boulevard
Saskatoon SK S7K 7G3	Northbrook IL 60062
Phone: (306) 933-8500	Phone: (847) 849-4200
COMMON SHARE PRICES AND VOLUMES
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange[1]			New York Stock Exchange
	High	Low	Volume	High	Low	Volume
2006
First Quarter	113.88	91.50	21,008,219	99.24	78.15	55,217,500

Second Quarter	117.00	86.79	18,686,817	106.40	78.84	54,130,300

Third Quarter	118.46	92.01	14,141,380	106.48	82.03	41,196,600

Fourth Quarter	170.89	113.25	19,487,859	147.19	101.50	61,695,700

Year 2006	170.89	86.79	73,324,275	147.19	78.15	212,240,100
2005
First Quarter	113.92	89.11	18,297,446	92.00	72.91	32,012,000

Second Quarter	132.11	98.39	13,432,009	106.67	79.27	29,833,400

Third Quarter	137.99	108.23	14,451,392	115.15	92.85	24,526,600

Fourth Quarter	108.89	84.76	22,180,812	93.32	72.77	46,103,900

Year 2005	137.99	84.76	68,361,659	115.15	72.77	132,475,900

[1] Trading prices are in Cdn$	Source: Thomson Financial
NYSE CORPORATE GOVERNANCE
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/ certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2006 Annual Report on Form 10-K.

Yearly POT Stock Price — NYSE Composite
Note: Data are adjusted for a stock split effective August 2004 on both the TSX and NYSE.)

POTASHCORP 2006 FINANCIAL REVIEW / APPENDIX          89

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
Information in the preparation of this annual report is based on statistical data and other material available at February 20, 2007.

FOOTNOTES, SOURCES, ABBREVIATIONS, TERMS AND MEASURES

FOOTNOTES

1	Geographic Availability of Raw Materials	Source: Fertecon, EIA
2	Cost of New Capacity	Source: Fertecon, PotashCorp
3	Greenfield	Definition: New operation built on undeveloped site
4	Greenfield Development Time	Source: Fertecon, PotashCorp
5	Producing Countries	Source: Fertecon
6	State- or Subsidy- Controlled Production	Source: Fertecon, British Sulphur, PotashCorp
7	Industry Operating Rate	Source: Fertecon, PotashCorp
8	PotashCorp Capacity	Source: Fertecon, PotashCorp
9	PotashCorp World Position by Capacity	Source: Fertecon; Blue, Johnson; Agrium; Mosaic; PotashCorp
10	Total World Demand	Source: Fertecon, IFA, PotashCorp
11	PotashCorp Share of World Production	Source: Fertecon; Blue, Johnson; Agrium; Mosaic; PotashCorp

ABBREVIATED COMPANY NAMES AND SOURCES*

Agrifos	Agrifos Fertilizer Inc., USA
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
BASF	BASF Group (Xetra: BAS, NYSE: BF), USA
Belaruskali	PA Belaruskali, Belarus
Blue, Johnson	Blue, Johnson & Associates, USA
BPC	Belarusian Potash Company, Belarus
British Sulphur	British Sulphur Consultants, UK
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries, Inc., USA
CNC	Caribbean Nitrogen Company, Trinidad
CP Rail	Canadian Pacific Railway, Canada
CVRD	Companhia Vale do Rio Doce, Brazil
Doane	Doane Agricultural Services, USA
DJUSBM	Dow Jones U.S. Basic Materials Index, USA
DSM	DSM Chemicals North America Inc. (XAMS: DSMA,
NYSE: DSMKY), USA
EIA	Energy Information Administration, USA
Emaphos	Euro-Maroc-Phosphore, Morocco
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
Israel Chemicals (ICL)	Israel Chemicals Ltd. (Tel Aviv: CHIM), Israel
IFA	International Fertilizer Industry Association, France
IMF	International Monetary Fund, USA
INEOS	INEOS USA LLC, USA
INNOPHOS	Innophos, Inc., USA
Intrepid	Intrepid Potash, USA
IPNI	International Plant Nutrition Institute, USA
Kali & Salz (K+S)	Kali und Salz GmbH (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
Mississippi Phosphate	Mississippi Phosphate Corporation, USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NCPC	North Carolina Phosphate Company, USA
NOLA	New Orleans, Louisiana, USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCP	Office Cherifien des Phosphates, Morocco
Pemex	Petroleos Mexicanos, Mexico
PhosChem	Phosphate Chemical Export Association, Inc., USA
PIRA	PIRA Energy Group, USA
Prayon	Prayon Inc., USA
QSLP	Qinghai Salt Lake Potash Co. Ltd., China

ABBREVIATED COMPANY NAMES AND SOURCES* (continued)

Rotem	Rotem Amfert Negev Fertilizers Limited, Israel
Silvinit	JSC Silvinit, Russia
Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Terra	Terra Industries, Inc. (NYSE: TRA), USA
TFI	The Fertilizer Institute, USA
Tringen	Trinidad Nitrogen Co., Limited, Trinidad
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali, Russia
USDA	US Department of Agriculture, USA
Yara	Yara International (Formerly Hydro Agri and Hydro Gas and Chemicals) (Oslo: YAR), Norway

GLOSSARY OF TERMS

2006E	2006 Estimated
2007F	2007 Forecast
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium).
Consumption vs Demand	Product applied vs product purchased
FSU	The former Soviet Union
Large Florida	Large Florida phosphate producers, excluding PotashCorp
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the United States.
PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp, Mosaic and CF Industries. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
State- or Subsidy- Controlled Production	State-controlled: Operational control in the hands of the state Subsidy-controlled: The state provides subsidies which control the economic viability of the operation

SCIENTIFIC TERMS

Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	MCP	monocalcium phosphate, 48.1% P2O5 (solid)
	DCP	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
Potash	KCl	potassium chloride, 60-63.2% (solid)

FERTILIZER MEASURES

P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

* Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

Looking for
ENRICHED NEWS
delivered directly to your desktop?
www.PotashCorp.com
You don't have to search our site for the latest information.
Our RSS feeds automatically bring you customized, up-to-the-minute news.
Printed in Canada
PotashCorp
Helping Nature Provide