Form 10-K, Exhibit 13
period 2007-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2008-02-28
CIK 855931

Exhibit 13
     2007 Financial Review Annual Report

fertile future
PotashCorp: Supplying Fertilizer to the World
Through our growth from the largest Canadian potash company yesterday to the global leader of today with the promise of even more tomorrow, some things have never changed. For almost two decades we have helped farmers produce quality crops. Our help is needed even more today, because millions of people in booming offshore countries can now afford better, healthier diets and the modern consumer goods made with our products. Our high-quality resources – nitrogen, phosphate and particularly potash – are in demand as world requirements for food, fuel, feed and fiber increase. And PotashCorp delivers, operating with care for the environment, our employees and the communities we serve, because we will be here tomorrow, too, fulfilling our long-term promise.

A local grower sells fruit and vegetables at a Malaysian market.

TABLE OF CONTENTS

Introduction

Letter from the CFO	2

Peer Comparisons	3

Management’s Discussion & Analysis

Our Global Story	4

Company Overview	6

Potash

Overview	10

Strategy	13

Delivering	14

Risks	16

Nitrogen

Overview	17

Strategy	20

Delivering	20

Risks	20

Phosphate

Overview	21

Strategy	24

Delivering	24

Risks	24

Key Performance Drivers	25

Rewarding Results	28

Risk Management	29

Factors That Shaped our Business in 2007	31

2007 Financial Overview	34

Business Segment Review	35

2008 Outlook	50

Liquidity and Capital Resources/Management	53

Accounting Estimates and Changes	60

11 Year Report	65

Financials
Financial Performance Indicators	66

Independent Registered Chartered
Accountants’ Reports	70

Consolidated Financial Statements	72

Appendix	113
learn even more online
This Financial Review Annual Report contains the heart of the 2007 PotashCorp story – the foundation built yesterday, our performance today, and the promise of a bright tomorrow. Much more detail is available in our online version, at PotashCorp2007AR.com, with keywords provided throughout this report to help locate specific information.

Financial data in this report are stated in US dollars unless otherwise noted.
Share and per-share data have been adjusted to reflect our three-for-one stock split in May 2007.

2	LETTER FROM THE CFO

WAYNE R. BROWNLEE
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Preparing for tomorrow has long been a cornerstone of PotashCorp’s approach to business, and now we are designing strategies that will direct our future growth.
Our goal is to maximize growth and minimize volatility, using our abundant and increasing cash flow to generate long-term shareholder value. With a constant focus on the areas of our business that we expect will generate cash flow returns in excess of our cost of capital, we believe we can achieve this goal.
Our Potash First strategy is based on the expectation of a potash environment of tight supply and growing demand over the next several years. By expanding our world-class operations, we plan to capitalize on selling more tonnes at higher prices while per-tonne fixed costs and mining taxes decline with higher volumes, significantly boosting our potash gross margin and bottom line.
We continue to explore ways to use our cash flow to reward loyal investors, with reinvestment in our own potash capacity being top priority. Even so, we expect to continue generating substantial excess cash, so after splitting our stock three-for-one and doubling our dividend in 2007, we announced in early 2008 plans to repurchase up to 5 percent of our shares. We believe PotashCorp has consistently proven to be the best investment in the fertilizer industry, and will continue to be. We invite you to compare our performance against industry peers as proof.
The bottom line is that we are in a very strong financial position and poised to build on it as demand for fertilizer, especially potash, grows. Ultimately, our goal is to put our strengths – and cash – to work for our investors, building an even stronger company for tomorrow.

“OUR POTASH POTENTIAL IS TREMENDOUS. WITH HIGHER
DEMAND AND PRICES, AND AVERAGING A MILLION
TONNES OF NEW OPERATIONAL CAPACITY EACH YEAR FOR
FIVE YEARS, POTASH GROSS MARGIN COULD RISE
SIGNIFICANTLY.”

P E E R C O M P A R I S O N S	3

PEERS IN OUR INDUSTRY
In our efforts to achieve the highest sustainable results for our shareholders, management evaluates our performance against basic materials indices and our peers in the fertilizer sector. Some of the key metrics tracked are set out below.
NET INCOME ($US MILLIONS)
CASH FLOW FROM OPERATIONS($US MILLIONS)
CAPITAL EXPENDITURES1 ($US MILLIONS)
Comparability of Peer Information
This information is included for comparison only. All peer group financial information included in the performance summary was obtained from publicly available reports published by the respective companies. We have not independently verified and cannot guarantee the accuracy or completeness of such information.
Readers are cautioned that, other than PotashCorp and Agrium, none of the companies identified in this group prepares its financial statements (and accompanying notes) in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Accounting principles generally accepted in the foreign jurisdictions in which these peers operate may vary in certain material respects from Canadian GAAP, and such differences (if and as applicable) have not been identified or quantified for this performance summary. For those companies with fiscal year-ends other than December 31, all financial information was based on the 12-month period comprising the most recent four fiscal quarters reported upon by such companies. In addition to the issues described above, the different reporting periods among the peer group may affect comparability of the information presented.
Sources: Company financial reports

[1]	Capital expenditures = additions to property, plant and equipment

[2]	Year ended December 31, 2007

[3]	Most recent four fiscal quarters ended November 30, 2007

[4]	Most recent four fiscal quarters ended September 30, 2007

[5]	Yara net income, cash flow from operations and capital expenditures translated at 1 USD = NOK 5.8775, average exchange rate for 2007 as provided from company reports

[6]	K+S net income, cash flow from operations and capital expenditures translated by quarter at: Q4 2006 1 USD = EUR 0.7760; Q1 2007 1 USD = EUR 0.7634; Q2 2007 1 USD = EUR 0.7419; and Q3 2007 1 USD = EUR 0.7280; average exchange rates in each quarter per Bloomberg

POTASHCORP 2007 FINANCIAL REVIEW

MANAGEMENT’S DISCUSSION & ANALYSIS of Financial Condition and Results of Operations (in US Dollars)

The following discussion and analysis is the responsibility of management and is as of February 20, 2008. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OUR GLOBAL STORY
Cocoa, the main Ingredient in chocolate, is grown in Brazil.

THE WORLD NEEDS MORE FERTILIZER
For years, we have been telling our stakeholders that global development is the fundamental, long-term growth driver of our business and our industry.
In the past – yesterday – we were able to report that some factors of this global development affected our business favorably, but never did the drivers of our business line up as we believed they could. Never, that is, until today. In 2007, modern agriculture stepped into the global spotlight and proved its vital role in feeding, fueling and clothing people across the globe.
As the world’s largest fertilizer enterprise by capacity, PotashCorp’s success now – and tomorrow – is tied to the ability of farmers around the world to respond successfully to the ever-increasing needs of nations hungry for agricultural products of all kinds. They can meet this challenge with the help of fertilizer, increasing their output to provide healthy food, renewable fuels and desirable industrial products without plowing up the parks, gardens, habitats and rainforests that protect the planet and sustain the human spirit.
FERTILIZER IS AN ESSENTIAL PART
OF TOMORROW’S SOLUTION
The world needs more quality crops to provide food, animal feed, fuel and fiber for its rising human and animal populations. Available land is limited but it can grow enough to meet all these needs, even as populations rise – if it is adequately fertilized. Today, after decades of imbalanced soil nutrition in many countries, one of the most effective actions farmers can take is to add the right amounts of fertilizer, especially potash, to their soil. We believe potash will continue to grow in importance – as will our company.

POTASHCORP 2007 FINANCIAL REVIEW

Learn more in our online report:	5

Population and incomes are growing	Demand for more and better food is rising	Grain inventories are at a record low

In recent years, world population has risen annually by 75 million, mainly in developing nations with emerging economies. Continued economic growth in China, India and other Asian and Latin American countries easily outpaced a slowing US economy in 2007 and drove world GDP up by nearly 5 percent. Millions of people in these countries, especially China and India, now have higher incomes and more purchasing power.
	Although 80 percent of the world’s population still earns less than $3,000 per year, better-quality food rich in protein is becoming more common and affordable in developing countries. Studies show that as incomes in this category rise, the increase is allotted first to improved diet, particularly to meat. This has pushed up the demand for grain as animal feed. At the same time, Asia’s demand for fruits and vegetables is displacing cereals from cropland.	Although record amounts of grain and oilseeds were grown in the 2007/08 crop year, global consumption exceeded production, just as it did in seven of the last eight years – long before biofuels became much of an additional draw on global crop production. USDA forecasts that grain inventories will fall to just 14 percent of consumption by the end of the current crop year, the lowest level ever recorded and not enough to feed the world for two months. Stocks of rice and soybeans are also falling.

Sustained high crop prices support fertilizer demand	Farmers’ investment in fertilizer pays off	More fertilizer required to nurture soils for more crops

In response to strong demand, prices of almost every globally significant crop rose substantially in 2007, often to record levels. This encouraged farmers to maximize yields by optimizing fertilizer applications. Futures prices for corn, soybeans and wheat in 2009 are more than double 2006 levels.
	Everywhere that crops are grown, the economics of buying and using fertilizer are compelling. The excellent value it provides for the world’s farmers was confirmed by a recent International Plant Nutrition Institute (IPNI) survey, which took into consideration higher crop prices and much higher fertilizer costs. Most crops in the survey returned more than $3 for every $1 invested in N, P and K fertilization. Oil palm from a mature Malaysian plantation returned $9 per $1 invested in fertilization.	Crops are nourished by nitrogen, phosphate and potash. Applied to the soil in the right quantities at the right time, these nutrients work synergistically to improve yields, quality and disease resistance. Historical under-application of fertilizer – especially potash – by farmers in countries like China, India and Brazil has led to chronic low yields there. These farmers are now investing in fertilizer. Potash fertilizer consumption grew annually by an average of 5.6 percent in the last five years, phosphate by 3.8 percent and nitrogen by 2.7 percent, and more growth is expected.

POTASHCORP 2007 FINANCIAL REVIEW

6	C O M P A N Y O V E R V I E W

1 Public trading began November 2
2 December 31

PotashCorp Is the World’s Largest
Fertilizer Enterprise
While our world-class assets in Canada, the United States, Trinidad and Brazil give us leverage in all three primary nutrients, potash provides our greatest strength. Our potash capacity far exceeds that of other global fertilizer companies and we are increasing it year by year with debottlenecking and expansion projects.
P O T A S H C O R P  –  A N  O V E R V I E W
A GLOBAL SUCCESS STORY
Yesterday, PotashCorp was a large Canadian potash company. Today, we are a thriving international fertilizer enterprise – the global leader in potash (K) with high-quality nitrogen (N) and phosphate (P) operations and widespread strategic investments. We are preparing to meet tomorrow’s need for potash.
We sell our products in more than 50 countries, to three markets:
•	Fertilizer, focused on balanced plant nutrition (N, P, K)

•	Feed supplements, focused on animal nutrition (mainly P)

•	Industrial, focused on products for high-grade food, technical and other applications (N, P as phosphoric acid, K).
Our offshore potash and phosphate sales are made primarily to government agencies and private importers. Most of our nitrogen, more than two-thirds of our phosphate and more than one-third of our potash is sold in North America, through our fertilizer, feed, industrial nitrogen and purified acid sales teams.
FERTILIZER IS OUR BUSINESS
PotashCorp strives to be the highest quality low-cost producer and sustainable gross margin leader in the products we sell and the markets we serve. We seek to be the supplier of choice to high-volume, high-margin customers with the lowest credit risk. To meet our goal of being the partner of choice, we continually look for ways to create superior value for all our stakeholders.
For the last four years, fertilizer has generated 60 percent of our sales and 70 percent of gross margin. Half of our fertilizer sales volumes, primarily potash and phosphate, went offshore in 2007. The rest, including most of our nitrogen fertilizers, was sold to North American retailers, cooperatives and distributors that provide storage and application services to farmers, the end-users.
Fertilizers are mainly applied in spring and fall in both the Northern and Southern hemispheres. Customer purchases are affected by crop prices (profitability), choice of crop, soil quality and conditions, climate and weather, and government policies and subsidies.
Among major crops, rice, corn, wheat and cotton require all three nutrients, while soybeans need mainly potash and phosphate.

C O M P A N Y O V E R V I E W	Learn more in our online report:	7

BUILDING EXCELLENCE ON POTASH FIRST
Potash Is the Heart of Our Business
Our biggest earnings contributor, generating almost half of our total gross margin in 2007, potash offers our greatest growth potential. Therefore, it is the focus of our long-term strategic plan – our Potash First strategy.
Potash also provides significant global reach, in end-markets and through our investments in related offshore companies. Almost 60 percent of our production is used in growing international markets for agricultural commodities such as rice, soybeans, corn, palm oil, sugar, rubber, bananas, oranges and coffee. The remainder goes to offshore industrial uses and to the North American market, which has historically been stable due to the maturity of its agriculture system.
Nitrogen and Phosphate Add Depth and Breadth
PotashCorp is also a major global producer of nitrogen and phosphate. In 2007, our nitrogen business generated about 28 percent of our gross margin, while phosphate produced about 23 percent.
Our nitrogen operations are divided between Trinidad, where we have long-term, lower-cost gas contracts with National Gas Company of Trinidad and Tobago Limited, and the US. We produce approximately two-thirds of our ammonia in Trinidad while emphasizing industrial products in the US.
As the most diversified global phosphate producer, we offer a full product range: phosphoric acid, liquid and solid fertilizers, feed supplements for livestock and poultry, and products used by industry, such as purified acid.
Feed and Industrial Are Stable Businesses
Our feed and industrial sales are considerably less seasonal and cyclical – and therefore less volatile – than fertilizer sales, which increases the quality of earnings in these segments.
We sell feed products primarily to US bulk feed producers that blend them into animal feeds. Latin America and Asia are our largest offshore feed markets.
Nitrogen, phosphate and potash are used by industry to make important products for modern living, such as

2007 AT A GLANCE: THE POTASH ADVANTAGE

Our Potash First strategy is based on factors that give the nutrient a superior position in the fertilizer universe.

	Potash	K	Nitrogen	N	Phosphate P

Base Product	Potassium chloride (KCl)		Ammonia (NH3)		Phosphoric acid (P2O5)

Availability of Raw Materials [1]	Very limited		Abundant (natural gas)		Limited

Cost of New Capacity [2]	$2.5 billion* / 2 MMT KCl		$1.0 billion / 1 MMT NH3**		$1.5 billion / 1 MMT P2O5

Greenfield [3] Development Time [4]	5-7 years		3 years		3-4 years

Producing Countries [5]	12		~ 60		~ 40 (based on phosphoric acid)

State- or Subsidy-Controlled Capacity [6]	19%		57%		47%

Industry Operating Rate [7]	91%		86%		86%

PotashCorp Nameplate Capacity [8]	13.2 MMT potassium chloride		3.9 MMT ammonia		2.4 MMT phosphoric acid

PotashCorp % of World Capacity	22		2		6

PotashCorp World Position by Capacity [9]	#1		#2		#3

5-Year Demand Growth CAGR [10]	5.6%		3.4%		3.7%

*  Cost of greenfield in Saskatchewan, excluding infrastructure outside plant gate
** Ammonia/urea complex
1-10, See Appendix – Footnotes, Page 113.
POTASHCORP 2007 FINANCIAL REVIEW

8	C O M P A N Y O V E R V I E W

RECORD

1.1	BILLION
2007 NET INCOME

88%

INCREASE IN GROSS MARGIN

31%	INCREASE IN
POTASH

PRODUCTION & SALES

adhesives, resins and foams for the construction and automotive industries, soft drinks, metal cleaners, computer and TV screens, soaps, de-icers and water softeners. Rising incomes in developing countries are driving growth in offshore demand for these products.
Availability of Supply and Quality Matter
In the current robust agricultural markets, availability of supply is customers’ first concern in their buying decisions for our products. PotashCorp ranks well above the industry average in reliability of supply and product quality, according to our annual customer surveys.
OUR VALUE PROPOSITION
Potash for Growth, Trinidad Nitrogen and Phosphate Diversity for Earnings Stability
We strive to generate long-term growth while minimizing fluctuations in our earnings.
To maximize long-term value, we concentrate on areas of our business that generate the highest margins – potash, Trinidad nitrogen and our diverse phosphate products. Sustained margins in these businesses are supported by our lower-cost production capabilities. Our long-term natural gas contracts in Trinidad and proximity to the US market give us significant cost advantages in nitrogen, just as our high-quality rock enables us to make the entire range of phosphate products.
DELIVERING TODAY WHILE MAPPING OUR FUTURE
In current market conditions, we are generating substantial free cash flow – and we expect to continue to do so. We carefully weigh the choices for our cash, evaluating the best return on any investment that matches our Potash First strategy. Our goal is to have cash flow return materially exceed cost of capital.

POTASHCORP 2007 FINANCIAL REVIEW

C O M P A N Y O V E R V I E W	9

We have always exercised great discipline in capital allocation so much of our cash flow is, and will be, invested in expanding our own potash capacity. At the same time, we seek to increase our offshore potash investments and explore other merger and acquisition opportunities that fit the Potash First strategy.
We also consider share repurchase and increased dividends as effective ways to maximize shareholder value over the long term. We used our strong cash flow to repurchase 28.5 million shares in 2005, confident that our potash assets are the best in the world. At an average cost of almost $30 per share, this added significant shareholder value. We announced another repurchase in January 2008 of up to 15.8 million shares, viewing this as an opportunity to add further value. In conjunction with a three-for-one stock split in May 2007, we doubled our quarterly dividend.
CAPABILITY TO DELIVER
To ensure we can deliver on our value proposition and support our vision and strategy, we rely on several key assets:
•	An experienced management team that takes a broad view of our business, develops long-term strategies and commits the company to them

•	A solid capital structure that enables us to take advantage of opportunities and withstand normal short-term business fluctuations

•	Substantial cash flow, which is both the result and the cause of our success

•	A productive workforce, motivated sales teams and coordinated transportation network.

Our Cash Flow Is Solidifying the
Company of Tomorrow
We are investing our abundant cash flow in expanding our own low-cost, high-quality potash assets so we can deliver this vital nutrient to the world’s farmers. Most of our capital spending over the next five years will focus on potash.

Many spices, including cardamom,
are grown in India.
POTASHCORP 2007 FINANCIAL REVIEW

10	P O T A S H

#1	PRODUCER OF
POTASH

8	MILLION
TONNES

INCREASE IN PRODUCTION
(From 2007 actual to 2015 potential)

4.5	BILLION

IN PROJECTS ANNOUNCED IN 2007

POTASHCORP – THE GLOBAL POTASH LEADER
OVERVIEW
The World of Potash and Our Place in It
PotashCorp is the world’s largest potash producer, with almost one-quarter of global capacity. We own and operate six mines in Saskatchewan and New Brunswick, with mineral rights at another Saskatchewan mine. We have announced plans to raise production potential by more than 70 percent from 2007 levels by the end of 2012 and, by 2015, up to 90 percent.
Potash: The Best Long-Term Fertilizer Enterprise
Potash has many structural advantages over the other primary nutrient businesses.
Good Deposits Are Rare
Few good potash deposits exist that are economical to mine, so only 12 countries produce significant amounts. Two-thirds of world production and three-quarters of reserves are in Canada, Russia and Belarus.
Ownership Is Primarily Private
Most global potash ownership is in the private sector, where decisions are more likely to be made for economic rather than political reasons. This means that reinvestment and supply fundamentals are more market-oriented and predictable. Only in Belarus is there significant government ownership, and its economy and GDP growth depend heavily on US dollar potash sales.
Significant Barriers to Entry
With limited quality deposits worldwide and high and rapidly increasing costs for a greenfield mine, entry into the potash business is a formidable undertaking. Companies considering new mines in Saskatchewan and elsewhere face capital costs estimated at $2.5 billion or more and five to seven years in development time. This excludes infrastructure costs outside the plant for such necessary items as access roads, power and natural gas lines, rail lines and cars, and port facilities and related storage, which could significantly exceed $500 million, depending on location. With no positive cash flow over the lengthy construction period, a greenfield mine carries considerable risk.

“WE’VE BEEN IN THIS BUSINESS FOR DECADES, COMPLETING
MANY PROJECTS THAT ADDED SUBSTANTIAL CAPACITY. WE
HAVE THE EXPERIENCE AND THE RESOURCES TO SUCCESSFULLY
EXECUTE ALL OF OUR NEW EXPANSION PROJECTS.”

GARTH MOORE, PRESIDENT PCS POTASH

P O T A S H	Learn more in our online report:	11

STRENGTHS

• Capability to substantially raise capacity in less time than and at a significant discount to comparable greenfield capacity

• Low-cost, flexible production, with a small percentage of fixed costs

• Declining per-tonne production costs and mining taxes with expanded volumes

• Long reserve lives from existing mine shafts

• Offshore potash-related investments add considerably to overall profitability

• Substantial barriers to entry, with high capital costs and long lead times

• Few world producers, little government ownership

• No substitutable products for potash

WEAKNESSES

• High rail and ocean freight delivery costs for Saskatchewan potash, potential for bottlenecks

• Water inflows at New Brunswick and Esterhazy increase production costs there and risk loss of production

• Production costs exposed to Canadian dollar volatility

• High Saskatchewan resource taxes and federal and provincial income taxes, relative to global competitors

OPPORTUNITIES

• Global food story, complemented by biofuels, is accelerating long-term growth expectations for potash consumption

• With competitors at or near maximum operating rates and limited expansion potential, planned capacity additions should enable PotashCorp to increase our percentage participation in a growing market

THREATS

• Potash demand growth could exceed company’s logistical capability to deliver in the short term

• Demand can be temporarily affected by changes in consumption patterns in offshore markets

• Substantial upward pricing trend may attract greenfield projects

• PotashCorp would be disproportionately affected by market weakness, particularly in the short term

POTASHCORP 2007 FINANCIAL REVIEW

12	P O T A S H

PotashCorp: A Long-Term Potash Enterprise
With 22 percent of world potash capacity, significant plans for growth and plentiful high-quality reserves, PotashCorp can provide this vital nutrient to the world’s farmers far into the future. While we are a major supplier to North America, we sell nearly two-thirds of our potash offshore, particularly to developing nations. Their demand is rising sharply, and our sales are increasing with it. Our potash-related investments reinforce this major segment of our enterprise.
Potash Sales and Logistics: Offshore
PotashCorp is the largest contributor (55 percent) to Canpotex Limited (Canpotex), the offshore marketing company for Saskatchewan’s three producers (others: Mosaic, Agrium). Other global marketing agencies such as Belarusian Potash Company (for Belaruskali and interior. Approximately 40 percent of Canpotex customers buy at the port where the product is loaded and pay their own freight costs (FOB). Canpotex pays the freight for customers who buy on a delivered (CFR) basis. Thus, changing ocean freight rates can substantially affect margins.
Potash Sales and Logistics: North America
We sell to the eastern United States from our New Brunswick operation and to the rest of the US from Saskatchewan – particularly our Rocanville plant, which is just 95 miles from the US border. Our North American customers, who buy mainly on a CFR basis, are wholesalers, retailers and cooperatives that purchase on the spot market from PCS Sales. We do not sell directly to farmers. We own or lease more than 200 distribution points in the US, with most leases the variable cost type –

We have announced $4.5 billion of debottlenecks and expansions to raise our operational capacity to 15.7 million tonnes by the end of 2012, and potentially to 17.2 million tonnes three years later.

Uralkali) and International Potash Company (for Silvinit), and producers such as ICL and K+S, compete with Canpotex in the key offshore markets of China, India, Brazil and Southeast Asia. The location of our New Brunswick operation gives PotashCorp an advantage in supplying Brazil and other Latin American countries.
The largest offshore customers purchase in different ways.
•	China buys from Canpotex under three-year memoranda of understanding, with pricing negotiated annually. The current memorandum expires at the end of 2009.

•	India has traditionally bought from Canpotex as needed under six- to 12-month price and volume contracts.

•	Brazil buys from Canpotex and PCS Sales on the spot market, as do Southeast Asian countries from Canpotex.
By marketing jointly through Canpotex we reduce our transportation and distribution costs, which can be considerable when shipping product from Canada’s available if needed and paid for only when used. We own or lease almost 8,600 railcars. Product flow is managed by our transportation and distribution group.
Global and North American Competitors
China, India, Brazil and Southeast Asia are the principal markets for both FSU producers and Canpotex, and FSU producers also ship into the European Union. Europe and Brazil are the main K+S markets, while ICL ships to India, China, Southeast Asia, Brazil and Europe.
Our main North American competitors are Mosaic and Agrium. Our share of Canadian producers’ sales to the North American market was 42 percent in 2007.
Strategic Investments Enhance Our Enterprise
Investments in global potash-related companies provide strategic opportunities and significant contributions to our bottom line. Our 32 percent ownership of SQM in Chile gives us an influential position in the world’s leading producer of specialty potassium, iodine and lithium

POTASHCORP 2007 FINANCIAL REVIEW

P O T A S H	13

products. With 28 percent ownership of Arab Potash Company Ltd. (APC) in Jordan – which has a significant logistical advantage in delivering to India and other Asian markets – we appoint the top four management positions. We own 10 percent of ICL in Israel, and now own 20 percent of fertilizer distributor Sinofert Holdings Limited (Sinofert) in China, the largest potash distributor in the world’s fastest growing market. Sinofert distributes approximately 60 percent of the fertilizer imported into China. It handles all product of Qinghai Salt Lake Potash Company (QSLP), the country’s largest producer, in which it owns an 18 percent interest. The largest offshore purchaser of Canadian potash, Sinofert generates more than half its gross margin through potash sales.

OUR STRATEGY

RAISE CAPACITY TO MEET RISING DEMAND
It is no accident that PotashCorp has the world’s greatest potash capacity when demand for this nutrient is climbing swiftly. We began preparing yesterday for the catch-up demand of today – with strategic purchases that consolidated our Saskatchewan base and added an operation in New Brunswick, Canada’s only East Coast producer. We also invested in offshore companies to extend our global reach. We are preparing for tomorrow by bringing on capacity through debottlenecking and expansion projects at our existing mines for substantially less than the cost of greenfield capacity. We continue to look for opportunities to extend our global enterprise through strategic investments or acquisitions.
Timing Capacity Additions to Market Need
Our potash value proposition requires us to time the completion of our expansion projects to the expected growth in offshore demand. This is more of an art than a science, since demand rarely moves in a straight line upward. The substantial increase in 2007, however, demonstrated that it is better to be slightly ahead of the curve in getting additional production capacity ready for the market.
Producing to Meet Market Demand
For almost two decades, we have sought to minimize downside risk by following the strategy of matching our production to market demand. This has caused some fluctuations in our sales volumes, as temporary events can negatively affect short-term buying patterns even when the long-term trend is upward. This is particularly true when growth depends on offshore markets.
Greenfield Unlikely Threat to Our Strategy
With no significant greenfield projects announced and long lead times for new developments, we do not expect new competitor mines for at least five to seven years.

POTASHCORP 2007 FINANCIAL REVIEW

14	P O T A S H

While rising potash prices and profitability increase the possibility that greenfield mines could be developed, the cost and time required to establish a world-scale mine, mill and supporting infrastructure remain a major impediment.

DELIVERING ON OUR POTASH PROMISE

Preparing for Tomorrow’s Needs
In 2007, we announced almost $4.5 billion in new projects at our Patience Lake, Cory, Rocanville and New Brunswick operations. Debottlenecking should be complete at Patience Lake by the end of 2008, while Cory’s debottleneck/expansion is expected to be completed by mid-2010. We expect ramp-up at our new mine and expanded mill at New Brunswick to begin by the end of 2011, and a large mine and mill expansion project at Rocanville is expected to be complete one year later.
We expect to develop an additional 1.5 million tonnes of potential capacity in Saskatchewan by 2015, and we are updating long-standing plans for a greenfield mine at Bredenbury, Saskatchewan.
Investing in Transportation and Distribution
Infrastructure
Raising our operational capacity by approximately 5 million tonnes over five years requires investment in our transportation and distribution infrastructure and close cooperation with our rail transportation partners.
Because most long-term growth in demand is expected to come from offshore markets, Canpotex increased capacity at its Portland, Oregon terminal by 1 million tonnes in 2007. It is also considering expansion alternatives for Vancouver’s Neptune terminal, and a potential new West Coast export terminal.
To meet rising Brazilian demand, two bulk fertilizer warehouses, one at Lavras that we own and another at the Port of Santos – the Perola Bulk Fertilizer Terminal that we lease through a joint venture company in which we are the majority shareholder – became fully operational in 2007. Perola’s capacity is now estimated at 750,000 tonnes. Since construction began in 2005, we have invested more than $10 million in these facilities.
In 2007, Canpotex ordered 1,000 new specialized potash railcars to add to the 3,500 it already leases, and it proposes to add more over the next few years.
By investing $85 million in efficiency improvements and new automation technology for rail and loadout facilities at Allan and Lanigan, we are increasing throughput capacity to move more product faster.
Our existing contract with Canadian National Railway continues until 2010 while Canpotex has a contract with CP Rail until 2012.

Our Debottlenecking and Expansion Projects Should Enable Us to Meet Expected World Demand

Location	Investment	Standard	Compaction	Expected Construction
	Billion $ CDN	Capacity Added	Capacity Added	Completion
Rocanville	$0.13	0.75 MMT	1.50 MMT	Complete (2005)
Allan	$0.21	0.40 MMT	0.50 MMT	Complete (2007)
Lanigan	$0.41	1.50 MMT	0.75 MMT	Q2 2008
Patience Lake	$0.11	0.36 MMT	—	Q4 2008
Cory	$0.89	1.20 MMT	0.75 MMT	Q2 2010
New Brunswick	$1.66	1.20 MMT	0.75 MMT	Q4 2011
Rocanville	$1.80	2.00 MMT	To be determined	Q4 2012
Total	$5.21	7.41 MMT

POTASHCORP 2007 FINANCIAL REVIEW

P O T A S H	15

Record US Crops Drive Potash Demand, Prices

The record 2007 US corn crop removed significant levels of nutrients from the soil, which should be replaced to ensure a good crop in 2008. Corn is a heavy user of potash, and the resulting demand tightened market conditions to the point that PotashCorp was required to sell product on an allocation basis to all customers. Over the year, we announced US price increases that totaled $194 per short ton for 2007 and first-quarter 2008.

Rising Prices Reflect Growing World Demand

The world’s farmers recognize the value of potash to improve their crops, and prices have significantly increased in response to market demand. Spot market prices to Brazil and Southeast Asia nearly doubled in 2007, sharply widening the gaps with contract prices paid by China and India. We expect current supply/demand fundamentals to narrow these differences considerably.

World KCl Sales and Consumption Growth

World demand for potash can be temporarily affected, as occurred in 2006 when sales were essentially suspended during lengthy price negotiations with China and India. Fertilizer consumption, however, continued to grow, significantly depleting world inventories. Global consumption has risen steadily, averaging 5.6 percent annually over the last five years.

POTASHCORP 2007 FINANCIAL REVIEW

16	P O T A S H

RISKS TO OUR POTASH STRATEGY

Since potash is the heart of our company and our largest gross margin contributor, we pay particular attention to risks to its success and act quickly and firmly to mitigate them. In 2007, the following risks were viewed as most important:
Suppressed Demand Creating Market Imbalance
If expected growth in demand fails to materialize, negatively affecting sales volumes and price realizations, our potash success could be threatened. While we anticipate long-term growth in consumption, fluctuations in demand are inherent to the global potash market. We attempt to mitigate this risk by matching our production to market demand, thereby protecting our margins.
Lack of Adequate Transportation and Distribution Infrastructure
Without adequate transportation and distribution infrastructure, we could find it difficult to achieve our growth plans. In the short term, railcar shortages, slow turn times and disruptions such as strikes, derailments and/or adverse weather could prevent us from delivering product in a timely manner to North American customers or ports on both coasts. This could result in customer dissatisfaction, loss of sales and higher distribution costs.
Directly and through Canpotex, we mitigate this risk by working with major rail carriers to ensure sufficient investment is made in transportation infrastructure to help potash move as smoothly as possible.
To further manage this risk, both Canpotex and PotashCorp have purchased railcars or leased them long-term to facilitate the movement of potash. In Brazil, we have invested in two terminals for better throughput.
Risks Particular to Underground Mines
Unexpected underground rock falls can result in life-threatening injuries, a risk that all mining companies face. Several ground falls have occurred in our potash mines in the last three years, and our mitigation actions have included developing a mining machine canopy to protect our employees.
Many underground mines around the world – including our potash mines – must deal with water-bearing strata that carry the risk of water inflow. We are successfully managing water inflows at our New Brunswick operation, and inflows are being managed at Esterhazy, where we currently have a 25 percent interest. Our other conventional mines are currently dry.
Advanced geoseismic monitors record micro-events, provide information to help predict ground falls and help us avoid areas with unusual ground conditions that could carry the danger of water inflow. Our Earth Sciences group is also developing ground-penetrating radar that could help determine such conditions.
New Supply Creating Market Imbalance
Recent growth in demand for potash has outpaced the historical trend, requiring producers to increase operating rates and pushing up prices. Those higher prices could attract credible new competitor supply in the form of greenfield mines, which could outpace the growth in world demand, reducing prices and potash margins.
To mitigate this risk, we continue to follow a strategy of producing to meet market demand to protect our margins.

POTASHCORP 2007 FINANCIAL REVIEW

N I T R O G E N	Learn more in our online report:	17

POTASHCORP — OUR TRINIDAD ADVANTAGE
OVERVIEW
The World of Nitrogen and Our Place in It
Two factors determine the success and sustainability of a nitrogen business: access to a long-term, lower-cost natural gas source to make ammonia and downstream products, and proximity to the primary end-user. PotashCorp, with operations in Trinidad and the US, has both.
Nitrogen Is a Regional Business
Nitrogen is widely produced and used, making it a globally fragmented business. China, Russia, India and the US are the largest producing countries. The largest private sector companies – Yara (Norway), PotashCorp, Koch (US), Togliatti (Russia), Terra (US) and Agrium (Canada) – produce only 13 percent of the world total. China is by far the largest consumer, followed by the US and India.
Widespread Ammonia Production, Limited Trade
Ammonia is the feedstock for all downstream nitrogen products and can be manufactured wherever there is accessible natural gas. A country that does not consume all its gas may choose to monetize it by converting it into a transportable nitrogen product or to liquefied natural gas (LNG), mainly for export.
Ammonia is difficult and costly to transport, and less than 13 percent trades across borders. The necessary refrigerated and pressurized rail and ocean vessels are in short supply.
Governments Invest in Nitrogen
Because governments own more than half of world ammonia capacity, investment and production decisions may be made for political reasons and can negatively impact global nitrogen markets.
The Strong Nitrogen Market Continues
In the last decade, high natural gas prices forced the permanent shutdown of 31 percent of US capacity and 21 percent of European capacity. This tightened supply and, coupled with strong growth in agriculture and industrial consumption, pushed up prices. Now, in the US, supply/demand fundamentals – and not the cost of natural gas – are driving prices.

“OUR EXCEPTIONAL LONG-TERM, LOWER-COST

NATURAL GAS CONTRACTS MAKE TRINIDAD THE FOCUS

OF OUR NITROGEN ENTERPRISE. IN 2007, BOTH TRINIDAD

AND OUR US PLANTS PERFORMED WELL GENERATING

RECORD NITROGEN GROSS MARGIN.”

THOMAS REGAN, JR., PRESIDENT PCS PHOSPHATE AND PCS NITROGEN

# 2	IN WORLD
AMMONIA
CAPACITY

65%	OF AMMONIA
PRODUCED
IN TRINIDAD

95%

AVERAGE TRINIDAD NATURAL GAS VOLUMES LOCKED IN 2008 THROUGH 2012 (73% 2008 THROUGH 2018)

18	N I T R O G E N

STRENGTHS

•	Long-term, lower-cost natural gas contracts in Trinidad

•	Almost two-thirds of our ammonia production in Trinidad, close to the world’s largest importer, the US

•	US-manufactured ammonia operations somewhat geographically insulated, and make more than 80 percent of sales to stable industrial customers

•	Hedging program mitigates natural gas price risk related to US production

WEAKNESSES

•	One-third of our ammonia production in the US, using higher-cost natural gas

•	Contractual commitments to US industrial customers may force us to operate unprofitably amid rising gas prices

•	Many nitrogen plants globally, with significant government ownership and influence

OPPORTUNITIES

•	Narrowing gap in global gas prices is raising floor price for nitrogen

•	Europe now the swing supplier with higher gas costs, supporting a higher floor for US nitrogen prices

•	LNG projects in low-cost gas regions provide alternatives for monetizing gas, reducing new supply pressures in nitrogen

•	Higher construction costs discourage greenfield plants

•	Higher ocean freight costs discourage nitrogen imports into the US from Eastern Europe and the Middle East

THREATS

•	Abundant low-cost natural gas in developing countries may lead to its monetization as nitrogen products

•	Shorter construction period means new capacity can impact the market more quickly than for other primary nutrients

•	Pending changes in transport regulations in North America could substantially increase costs of shipping ammonia and difficulty in siting terminals

POTASHCORP 2007 FINANCIAL REVIEW

N I T R O G E N	19

The N Game
Cost, product availability, ease of transport, ease and safety of application, type of crop and effectiveness of seed/plant uptake influence farmers’ choice of nitrogen fertilizer. Granular urea is preferred, as it contains more N than nitrogen solutions, is more plentiful due to ease of manufacture and transport, and is safer and easier to apply in a blend with phosphate and potassium. Nitrogen solutions – easy-to-use liquids that don’t require timely rains to dissolve – are an effective pre-plant and side-dress source of nitrogen on certain crops at certain stages of growth. Ammonia, a hazardous material but the most efficient source of
PotashCorp: Building on Trinidad and Industrial
Because our natural gas contracts in Trinidad – a country with extensive gas reserves and a stable government – are indexed to ammonia prices, our nitrogen produced there is profitable even when US gas costs are high. Our large Trinidad operation is less than a week’s sailing time from the US, the world’s largest ammonia importer and our primary nitrogen market.
Our Trinidad production supplies both fertilizer and industrial markets in the US. Industrial sales are traditionally more stable. Of our US production, almost two-thirds of urea and more than 80 percent of ammonia go to industrial customers.

Driven by strong world demand and higher Russian and European gas prices, nitrogen prices in the US have decoupled from gas costs, considerably improving profitability.

nitrogen, has a short window for successful application. Phosphate fertilizers DAP and MAP are another N source for farmers.
In 2007, the need to increase crop production and the preference for urea by large agricultural markets such as the US and India led to strong demand for this product. India purchased nearly 35 times more urea — 6.7 million tonnes — than just five years ago. With more than 15 million more acres of corn planted in the US than in 2006, demand for nitrogen solutions increased substantially.
Higher Costs Delay Greenfield Projects
Because of increased construction costs, greenfield nitrogen projects are not coming on stream in low-cost gas regions as quickly as they did during previous periods of high profitability. Several projects planned in the Middle East and Trinidad have been deferred or abandoned, extending the current positive market conditions in nitrogen.
Nitrogen Sales and Logistics
Our North American customers buy nitrogen products from PCS Sales on the spot market and sales are made on a delivered basis. Logistics and transportation costs regionalize sales, particularly for ammonia. Imports move more easily into the US Gulf than into the interior and therefore most affect competitors close to the Gulf or the Mississippi River. We shuttered ammonia production at Geismar in 2003 mainly because of imports, but Augusta and Lima operate in interior regions and are somewhat insulated.
We lower transportation costs and ensure economical delivery of Trinidad product to the US through long-term leases on ammonia vessels at fixed prices. Ownership or major supply contracts at six deepwater US ports give us logistical strength and flexibility for these imports.
We deliver most of our US-produced ammonia via pipeline to stable industrial customers that require product quality and reliable delivery to keep their plants running efficiently.

POTASHCORP 2007 FINANCIAL REVIEW

20	N I T R O G E N

OUR STRATEGY
BUILDING ON OUR TRINIDAD ASSET TO MINIMIZE VOLATILITY
Our nitrogen strategy has two components. First, we seek to enhance our overall strategy of growth with reduced volatility by maximizing our Trinidad production with its advantageous natural gas costs. Our second goal is to maximize our stable US industrial sales.
Margin volatility due to natural gas costs has historically affected how we operate our US plants. When US gas is high-priced, we may reduce operating rates and purchase product to meet customer commitments. However, with today’s strong demand and pricing environment and with more stable US gas prices, each facility produced the combination of products that provided the highest overall nitrogen segment gross margin. For example, we used our nitrogen solutions production capability at Geismar in 2007 to meet market demand and attain favorable margins.

Natural Gas Reliability and Price Are Linked
Europe’s marginal nitrogen producers, whose natural gas costs are linked to higher oil prices and pricing pressure from Russia’s Gazprom, have replaced marginal US firms as the world’s swing producers. Gas prices in North America are lower than in Europe, and strong supply/demand fundamentals are driving the US nitrogen industry and prices.
2007
Over the longer term, we would consider strategic partnerships that leverage our marketing and operations expertise in low-cost natural gas regions, doing so on a fee basis and minimizing up-front investment risk.
DELIVERING ON EFFICIENT PRODUCTION
MAXIMIZING PRODUCTION AND STRENGTHENING OUR TRINIDAD ADVANTAGE
Our investment in debottlenecking our four Trinidad ammonia units in 2005 and 2006 paid off with record production and added efficiency in 2007. Upgrades at Lima in mid-2006 resulted in much higher and more efficient production there, as well. These investments allowed us to generate higher overall cash flows and margins in this segment.
In the current market and price environment, we continue to evaluate the possibility of additional capacity, perhaps through a fifth ammonia plant at our Trinidad complex and/or further debottlenecking projects at our US plants.
NITROGEN RISK
Risk of Cyclicality
The involvement by governments in nitrogen creates a risk that supply will be brought on stream without consideration of demand. This can create price cyclicality due to competitive costs, availability of supply and world demand. To mitigate this risk, we maximize our lower-cost Trinidad production while focusing on less cyclical US industrial markets. At our US plants, we employ gas price risk hedging strategies and, during periods of high gas costs, reduce operating rates.

POTASHCORP 2007 FINANCIAL REVIEW

P H O S P H A T E	Learn more in our online report:	21

POTASHCORP – FLEXIBILITY OF PRODUCTION
OVERVIEW
The World of Phosphate and Our Place in It
PotashCorp is a diversified and flexible global phosphate producer, with integrated world-class operations in North Carolina and Florida. Our high-quality phosphate rock enables us to optimize our phosphoric acid to provide the most profitable combination of downstream products — liquid and solid fertilizers, feed supplements for livestock and poultry, and products used by industry.
Strong Phosphate Companies Start with Good Rock
Global Phosphate Rock Deposits
Phosphate rock deposits are not rare. Production takes place in approximately 30 countries. China, the US and Morocco are the largest producing countries, with a total of 68 percent of global production. Morocco alone accounts for almost half of world phosphate rock exports.
Dramatic Turnaround in 2007
The global phosphate industry was transformed in 2007. For decades, Morocco’s Office Cherifien des Phosphates (OCP) produced and exported rock at low prices to companies that upgraded it to produce more valuable downstream products. In 2007, new OCP management recognized the value of its rock and instituted a market-oriented approach in an already tight global market. It raised spot prices for rock by more than 300 percent, which impacted prices for all downstream products and increased the value of rock reserves everywhere.
Price Push from Sulfur
A stable, consistent and economical supply of sulfur – a byproduct of oil and gas production – is crucial for converting phosphate rock into an intermediate phosphoric acid product that can be sold or processed further. Supply became short in 2007, particularly in the international market, and prices quadrupled in many markets.
Record rock and sulfur costs are particularly painful for the almost 10 percent of global phosphate producers that import both to make phosphoric acid and solid fertilizers.

“UNPRECEDENTED MARKET CONDITIONS IN 2007 DRAMATICALLY
INCREASED THE VALUE OF POTASHCORP’S PHOSPHATE ASSETS,
ALLOWING US TO GENERATE RECORD GROSS MARGINS ACROSS
OUR DIVERSE PRODUCT LINES.”
DAVID DELANEY, PRESIDENT PCS SALES

# 3	IN GLOBAL CAPACITY

# 1	WORLD PRODUCER OF SPECIALTY PHOSPHATE PRODUCTS

LARGEST LOWEST COST US ROCK DEPOSITS	# 1

22	P H O S P H A T E

Limited New Solid Fertilizer Capacity
Other than China, which is building mainly for domestic consumption, new solid fertilizer capacity is expected to be limited until Saudi Arabia’s 3-million-tonne Ma’aden facility is operational. Morocco plans to bring on phosphoric acid plant expansions in 2008 and 2009 that will enable it to increase DAP production, to capture more of the social and economic benefits of upgrading its rock. Until Ma’aden begins producing in 2011 or 2012, global demand is expected to exceed this new Moroccan capacity, keeping markets tight.
PotashCorp: Specializing in Diversity
We Begin with Quality Phosphate Rock
PotashCorp has abundant and accessible phosphate rock with low levels of impurities, which results in low production costs. Because of this high-quality rock, we can allocate about 40 percent of our phosphoric acid to high-margin industrial and feed products outside the more volatile fertilizer commodity cycle. At the same time, we are well balanced with exposure to the strong and rising profitability of liquid and solid fertilizers.
Industry Demands Purified Phosphoric Acid
Wet process technology and Aurora’s superior rock have made us a significant player in this business. Global demand for industrial phosphate products is rising, and closure of several energy-intensive thermal plants by competitors has restructured US production.
Feed Supplements for Animals and Poultry
We are one of only a few producers of dical and monocal phosphate animal feed supplements, used primarily in beef and pork production. Aurora’s quality rock also gives us a competitive edge in producing DFP for poultry. Although the current fertilizer market is attractive, we continue to be a major player in this high-margin feed business. US feed consumption is stable, and rising global demand for meat, combined with higher prices in a tight global market for phosphoric acid, makes the current feed environment and longer-term outlook favorable.
Phosphate Sales and Logistics
Approximately 70 percent of our phosphate sales are focused on North America, where we typically benefit from higher realized prices. Sales are made on both a

Extremely tight supply/demand fundamentals in fertilizer resulted in a rational, market-oriented pricing response across all products. This dramatically improved the fortunes of PotashCorp’s phosphate fertilizer business.

spot and contract basis, depending on the product, and include freight. PCS Sales handles this North American business. PhosChem, a US marketing association that includes Mosaic, sells our phosphate fertilizers offshore.
Global and North American Competitors
OCP is our major offshore competitor, while we compete in North America with Mosaic, CF Industries, Mississippi Phosphate, Agrifos and Agrium. Moroccan and Israeli imports vie with us for North American industrial sales while producers in China compete for feed sales.

POTASHCORP 2007 FINANCIAL REVIEW

P H O S P H A T E	23

POTASHCORP 2007 FINANCIAL REVIEW

STRENGTHS

•	Significant high-quality, low-cost phosphate rock reserves

•	Ability to direct rock with low levels of impurities to diversified product line to optimize margins

•	Mining near processing facilities provides cost advantage over North American competitors

•	Access to lower-cost North American liquid sulfur

•	Strong position in North American purified acid and feed phosphate markets

WEAKNESSES

•	Transporting ammonia to solid fertilizer plants is becoming more difficult and costly

•	Higher sulfur and ammonia costs can negatively impact margins

•	Plants with high fixed costs may not perform profitably at lower operating rates

•	Long-term sales contracts for industrial and some liquid fertilizer products can cause a lag in pricing in times of rising input costs, temporarily impacting margins

OPPORTUNITIES

•	Tight phosphate rock, phosphoric acid and solid fertilizer supply/demand fundamentals

•	Few companies globally with rock of sufficient quality to economically produce purified acid

•	We believe that fewer greenfield projects gives at least a three-year window on solid fertilizer supply until Saudi Arabia’s Ma’aden project comes on stream

THREATS

•	Significant government control in global phosphate supply and consumption decisions

•	High barriers to exit because of significant environmental restoration and remediation costs

•	Extensive environmental and permitting requirements

24	P H O S P H A T E

OUR STRATEGY
USE OUR PRODUCT FLEXIBILITY TO MAXIMIZE RETURNS, ENHANCE STABILITY
We seek to use the flexibility made possible by our high-quality rock to optimize our product sales mix, maximize gross margin on a long-term basis and thereby enhance earnings stability.
In the stable US industrial phosphate business, our strategy is to capture growing demand on an opportunistic basis. Purified acid generates strong margins, and we have expanded to gain market share as competitors closed high-cost, energy-intensive plants. In phosphate feed supplements, we focus on profitability rather than sales volumes.
Our strategy in phosphate fertilizers is to allot phosphoric acid not suitable for feed and industrial products to the most profitable combination of the liquid and solid fertilizers in high demand in the current robust, agriculture-driven market. Maintaining high operating rates results in lower per-tonne fixed costs.
DELIVERING ON PRODUCT DIVERSITY
Consistent with our strategy of leveraging our rock quality to further strengthen product and margin diversity, we have begun a $260 million debottlenecking project at Aurora. A new sulfuric acid plant, expected to be completed in 2009, will make possible an additional 180,000 tonnes of annual phosphoric acid production that can be used in any combination of downstream products that maximizes phosphate gross margin.
PHOSPHATE RISKS
Risk of Cyclicality
Short-term price cyclicality due to competitive costs, availability of supply and government involvement has historically added considerable risk in phosphate. Over the next five years, increasing competitive supply of solid fertilizer, particularly DAP, may outpace growth in world consumption, potentially depressing prices and risking our phosphate margins. In mitigation, we are leveraging our strengths in specialty industrial and feed products while streamlining fertilizer production to minimize production costs.
United States Environmental Protection Agency
The US phosphate industry, including PotashCorp, is subject to an industry-wide initiative of the United States Environmental Protection Agency (USEPA), which has challenged industry’s implementation of a particular exemption for mineral processing wastes under the hazardous waste program. Potential violations at our various phosphate facilities stemming from inspections conducted by the USEPA under this program could lead to financial penalties. We address this risk by working with other phosphate industry members and in company-specific meetings with representatives of the Department of Justice, the USEPA and state environmental agencies regarding potential resolution, through litigation or otherwise, of any matters identified in the inspections.

POTASHCORP 2007 FINANCIAL REVIEW

K E Y P E R F O R M A N C E D R I V E R S	25

Each year we set corporate-level targets – key performance indicators (KPIs) – to advance our goals and drive desired results, always striving to maximize shareholder value. Throughout the organization and in the spirit of growth and continuing improvement, these indicators of performance are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The following outlines our key corporate goals, targets and results.
● ACHIEVED PARTIALLY ACHIEVED ¡ DID NOT ACHIEVE

PEOPLE	Encourage and Reward Performance
• To have motivated and productive employees committed to our long-term goals.

Prevent Harm to People

2007 TARGETS		2007 RESULTS

Fill at least 75 percent of senior staff openings with internal candidates.	●	85 percent of senior staff openings were filled with internal candidates.

Improve employee engagement, as measured by surveys, by 10 percent from 2006.		Employee engagement improved by 3 percent.

Reduce recordable injury rate by 15 percent from 2006.	¡	Recordable injury rate increased by 9 percent.

Reduce lost-time injury rate by 40 percent from 2006.	●	Lost-time injury rate was reduced by 48 percent.

2008 TARGETS

1	Achieve an average employee engagement score that is in the top quartile as determined by the annual employee engagement survey.

2	Fill at least 75 percent of senior staff openings with internal candidates.

3	Continue safety initiatives to reduce severity and lost-time injury rates to zero. Reduce recordable injury rates by 15 percent from 2007 level. Reduce lost-time injury rates by 20 percent from 2007 level.

POTASHCORP 2007 FINANCIAL REVIEW

26	K E Y P E R F O R M A N C E D R I V E R S

   ACHIEVED        PARTIALLY ACHIEVED        DID NOT ACHIEVE

COMMUNITY	Have Positive Impact on Communities in which We Operate
▪ To strengthen relationships with and improve the socio-economic well-being of our communities

Prevent Damage to Environment
▪ To have no accidents and no damage to the environment

	2007 TARGETS	2007 RESULTS

	Reduce reportable releases and permit excursions by 10 percent from 2006.	Total reportable releases and permit excursions remained unchanged.

	Achieve a 10 percent increase in individual participation in the matching gift program and a 20 percent increase in total donations.	Achieved a 15 percent increase in individual participation in the matching gift program and a 15 percent increase in total donations.

2008 TARGETS

1 Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by the end of 2012, compared to 2007.

2 Maintain energy usage per tonne of product produced at 2007 levels.

3 Reduce reportable releases and permit excursions by 15 percent from 2007 levels.

4 Achieve 4 out of 5 on each community leaders survey.

5  Achieve a 10 percent increase in individual participation in the matching gift program and a 20 percent increase in total donations from 2007 levels. Meet our annual philanthropic donations target of 1 percent of after-tax earnings on a five-year rolling average.

6 Achieve a local purchasing level of 60 percent, excluding purchases of energy, transportation and raw materials.

CUSTOMER	Provide High-Quality Service, Provide High-Quality Products
▪ To meet customer needs and expectations.

2007 TARGET	2007 RESULT

Outperform competitors on quality and service as measured by customer surveys.	Based on results of 2007 customer surveys, we outperformed all our competitors in customer service in all four product groups, outperformed all competitors for product quality for two product groups, finished second of eight competitors in fertilizer quality ratings and third in purified phosphoric acid quality ratings.

2008 TARGET

Outperform competitors on quality and service as measured by customer surveys.

POTASHCORP 2007 FINANCIAL REVIEW

K E Y P E R F O R M A N C E D R I V E R S	27

   ACHIEVED        PARTIALLY ACHIEVED        DID NOT ACHIEVE

SHAREHOLDER	Increase High-Margin Stable Sales, Reduce Cash Costs ▪ To meet the needs and expectations of our providers of capital

2007 TARGETS	2007 RESULTS

Exceed total shareholder return performance for our sector* and companies on the DJUSBM[1] for 2007.	We achieved total shareholder return in 2007 of 202 percent, exceeding the 141 percent generated by our sector and the 30 percent return of the DJUSBM.

Carry a higher multiple than the average of our sector on both earnings and cash flow.	Throughout 2007, our multiples were higher than the average of other fertilizer companies on both earnings and cash flow.

Achieve gross margin compound annual growth rate (CAGR) of 15 percent over next five years.	Achieved 88 percent growth in gross margin over 2006 and a five-year gross margin compound annual growth rate of 44 percent.

Potash gross margin to exceed $800 million, more than 40 percent above 2006.	Potash gross margin was $912 million, 63 percent higher than 2006 levels.

Phosphate gross margin to be up by 50 percent from 2006.	Phosphate gross margin rose 245 percent from 2006 levels.

Nitrogen gross margin to exceed $325 million.	Nitrogen gross margin was $536 million.

Achieve 3 percent reduction in per-tonne potash conversion costs on a Canadian dollar basis.	Excluding the impact of natural gas and brine inflow costs, per-tonne potash costs were 10 percent below 2006 levels.

Improve energy efficiency in Trinidad by 3 percent from 2006.	Trinidad energy efficiency improved by 2 percent from 2006 levels.

Achieve rock costs at Aurora and White Springs 1 percent below 2006.	Rock costs at these sites rose 4 percent from 2006 levels.

Maintain cash conversion costs for P2O5 at 2006 levels.	Cash conversion costs for P2O5 rose by 3 percent from 2006 levels.

Reduce/avoid transportation and distribution expenses to achieve a level 3 percent below market rates.	Our transportation and distribution costs were 8 percent below market rates.

Remain in the top quartile of governance practices as measured by external reviews.	Target achieved, including placing eighth among more than 270 S&P/TSX companies evaluated by Report on Business.

2008 TARGETS

1 Exceed total shareholder return for our sector and companies on the DJUSBM for 2008.

2 Remain in the top quartile of governance practices as measured by external reviews.

[1]	Dow Jones US Basic Materials Index

*	Sector = Mosaic, Agrium, Yara, ICL, SQM and K+S
POTASHCORP 2007 FINANCIAL REVIEW

28	R E W A R D I N G R E S U L T S

PHILOSOPHY, REWARD STRUCTURE AND OVERSIGHT
Our executive compensation policies are designed to achieve our objective of attracting and keeping world-class talent that drives our business forward and maximizes shareholder value. Our underlying principle is “pay for performance”. Therefore, most compensation is variable, fluctuating based on individual and corporate performance.
Four primary elements comprise executive compensation, as explained in the detail below: base salary, short-term incentives, performance units under a Medium-Term
Incentive Plan (MTIP) and performance stock options issued as long-term incentives. Medium- and long-term variable components like MTIP and performance stock options comprise about 60 percent of the total compensation package, while short-term incentives account for about 15 percent. Base salary makes up the remaining 25 percent.
The compensation committee of the Board of Directors oversees our executive compensation program and, among other responsibilities, carefully monitors the proportion of remuneration that is performance-related on a short-, medium- and long-term basis.

Compensation			Performance
Element	Form	Eligibility	Period	Determination
Base salary	Cash	All salaried employees	Annual	• For executive officers, targets are set to the median of comparable companies, adjusted to reflect individual and corporate performance.
Short-term incentives	Cash	All executives and most salaried staff and union and non-union employees	1 year
•      Based on achieving predetermined goals for corporate performance or a combination of corporate and operating group performance.
•      Can be adjusted (± 20%) to recognize individual performance.
•      Beginning January 1, 2008, this annual cash bonus plan was extended to all Canadian and US hourly employees (union and non-union), providing a strong incentive for them to focus on achieving operational and corporate goals.

Medium-term	Performance share units	All executives and senior management(67 people)	3 years
•      Units issued at our average share price on award date.
•      Units vest and are paid out at the end of the three-year performance period, calculated whereby half the units vest in accordance with specific total shareholder return (TSR)[1] targets and half vest in accordance with our TSR relative to a selected peer group’s TSR.
•      Payout value is based on the number of vested units multiplied by our 30-day average share price at the end of the performance period (subject to a maximum of three times the initial unit price).

Long-term incentives	Performance options	All executives, senior management and other select management (241 people)	3 years (vesting) 10 years (option term)
•      Performance options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
•      Vested share value is based on our share price appreciation within the option term.

See Performance Options on next page.

[1]	TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made.
TSR has two components: (1) growth in share price and (2) related dividend income on the shares.

“WE WANT TO ATTRACT, MOTIVATE AND RETAIN WORLD-CLASS

TALENT THAT CAN DRIVE OUR BUSINESS FORWARD, ENCOURAGING

INDIVIDUALS TO PERFORM AND DELIVER RESULTS THAT PROVIDE

SUSTAINING SHAREHOLDER VALUE.”
JANE IRWIN, SENIOR VICE PRESIDENT ADMINISTRATION

R E W A R D I N G R E S U L T S	29

We do not have any non-qualified deferred compensation arrangements in place for management. Additionally, performance stock options are awarded once per year, following shareholder approval of the plan and with an exercise price no lower than the closing market price of our shares on the day before the options are granted.
PERFORMANCE OPTIONS ALIGN EXECUTIVE COMPENSATION, SHAREHOLDER INTERESTS
We place significant emphasis on pay-for-performance, with “at risk” components of total compensation linked directly to the enhancement of cash flow return and total shareholder return. An example of the performance conditions that must be achieved before vesting will occur in our performance option plans is set out here. For additional information, please refer to our 2008 proxy circular on our website.

Performance Measure	Vesting Scale
3-Year Average Excess of Cash Flow Return on Investment over Weighted Average Cost of Capital	Percentage of Stock Option Grant Vesting
<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

R I S K M A N A G E M E N T

MANAGING RISKS TO OUR ENTERPRISE
Effective planning and execution of our strategy require careful analysis of all risks associated with PotashCorp’s goals and objectives. Based on their likelihood, severity and ability to adversely affect the company, we prioritize the risks and select the ones to manage, and, through mitigation responses, accept, control, share, transfer, diversify or avoid each.
Risk to Reputation
The most severe risk, always, is loss of reputation. Continually building goodwill and communicating with stakeholders, using best practices, committing to sustainability, ensuring transparency and practicing leading-edge corporate governance are ways we mitigate this risk.
PotashCorp’s Global Risk Environment

POTASHCORP 2007 FINANCIAL REVIEW

30	R I S K M A N A G E M E N T

RISK MANAGEMENT METHODOLOGY
Recognizing the integrated nature of the risk categories encompassed within our business, we think about PotashCorp’s global risk universe as a continuum. Our understanding of the inherent and relative risks within the categories and their interrelationships allows us to design and implement risk management activities that give us the opportunity to execute our strategies and meet our business goals and objectives with acceptable relative risk.
The Risk Ranking Matrix
We identify risks in our global environment and allocate them to six categories: Markets/business, distribution, operational, financial and information technology, regulatory and integrity/empowerment.
When we identify an inherent risk, we assess it against our risk ranking matrix as if no mitigation measures had been taken. We then evaluate the risk in light of any mitigation actions to determine the residual risk.
The matrix is used to assess the severity and likelihood of such a potential event in our overall business, and establish relative risk levels identified by the letters A, B, C, D and E. “A” represents the highest level risk, “E” the lowest.
A	Extreme: Initiate risk management activities immediately to reduce risk. If such activities cannot sufficiently reduce risk level, consider discontinuation of the applicable business operation in order to avoid the risk.

B	Major: Initiate risk management activities at next available opportunity to reduce risk. If such activities cannot sufficiently reduce risk level, board approval is required to confirm acceptance of this major risk level.
C	Acceptable: Level of risk is acceptable within tolerances of the current Risk Management Policy. No additional risk management activities required.

D	Low: Monitor risk according to Risk Management Policy requirements, but no additional risk management activities required.

E	Negligible: Consider discontinuing any related risk management activities in order to direct resources to higher-value activities, providing such discontinuance does not adversely affect any other risk areas.
Relative risk can be lowered by either reducing the likelihood of the initiating event occurring or reducing the significance of the consequence should it actually occur.
Residual risk is what is left after applying mitigation or control measures to an identified inherent risk. Our objective is to ensure that we are fully aware of all potential inherent risks that could adversely impact the company, and are making appropriate choices about the levels of residual risk to accept.
Our Risk Management Process Is Continuous
Every quarter we re-evaluate risks and address new risks that result from changes in operations, external factors or increase in risks previously identified. Management reports quarterly to the Board of Directors about risk management actions and plans.

POTASHCORP RISK MANAGEMENT RANKING METHODOLOGY

SEVERITY OF CONSEQUENCE
Risk Ranking Matrix		1	2	3	4	5
		Negligible < $10M	Low < $40M	Medium < $150M	Major < $500M	Extreme > $500M

1	Probable (annual)	C	B	B	A	A

2	High (2-3 years)	D	C	B	B	A

3	Medium (4-10 years)	D	D	C	B	B

4	Low (11-30 years)	E	D	D	C	B

5	Remote (31-100 years)	E	E	D	D	C

POTASHCORP 2007 FINANCIAL REVIEW

F A C T O R S T H A T S H A P E D O U R B U S I N E S I N 2 0 0 7	31

1 World Economy Continued to Climb
Led by developing countries – China with 11.4 percent growth, India 8.9 percent, Brazil 4.4 percent – the global economy extended the strong performance begun in 2004 into the most robust four-year period in more than three decades. The disruptions in the US credit markets contributed to US growth slowing to 2.2 percent but agriculture was relatively unaffected. Strong offshore economies provided people with the means to eat better and, buoyed primarily by the increased global demand for food, supplemented by rising biofuels production, crop prices strengthened.
2 Global Grain Consumption Exceeded Production
World grain production has failed to keep up with rising demand in seven of the past eight crop years beginning with 1999/00. The current crop year, 2007/08, is projected to make it eight out of nine years. This repeated shortfall indicates that current practices of the world’s farmers are unable to meet the needs of the growing global population.
3 Thirst for Oil Pushed Up Prices
Strong economic growth in developing countries and increasing world population intensified the thirst for oil as fuel and industrial feedstock. The weaker US dollar, rising geopolitical tensions and the cost of pumping oil from ever more challenging deposits pushed the price to nearly $100/barrel late in 2007, an all-time high even on an inflation-adjusted basis.
4 Biofuels Production Jumped
The rising cost of oil and increased efforts by many countries to reduce reliance on foreign supply propelled expansion of the biofuels industry, with developmental programs in more than 35 countries. World ethanol production rose by 30 percent and biodiesel production by more than 50 percent in 2007. Brazil produced 5 billion gallons of ethanol. US production of 6.5 billion gallons outpaced the oil industry’s installation of blending capacity, and prices briefly dropped to 50-60 cents per gallon below the gasoline price. Lower profit margins discouraged investment in new ethanol plants, while the substantial price differential, together with a 51-cent-per-gallon blending subsidy, attracted private investment, enabling blending capacity to catch up. A new Energy Bill

POTASHCORP 2007 FINANCIAL REVIEW

32	F A C T O R S T H A T S H A P E D O U R B U S I N E S S I N 2 0 0 7

World N, P and K Demand
	Potash		Nitrogen		Phosphate
	2007	2006	2007	2006	2007	2006
Total World Demand[11] (Million Product Tonnes)	55.2	48.0	155.8	149.1	65.6	63.0

PotashCorp Share of World Production [12]	17%	15%	2%	2%	6%	6%

11-12, See Appendix – Footnotes, Page 113
was enacted that mandated large increases in US use of renewable fuels in future years.
5 Major Crop Inventories Continued to Shrink
With less-than-optimal fertilizer application in many developing countries and adverse weather in several regions, world grain production is expected to be below crop-year demand. When the current crop year ends, global inventories are expected to hold only enough wheat and coarse grains for 1.7 months – the lowest level ever recorded by USDA. A simultaneous decline in corn, wheat and rice stocks drove up prices enough to encourage farmers to grow more. Competition among these crops for available acres raised prices for crops such as soybeans that are expected to have less acreage.
6 Demand for N, P and K Accelerated
Stronger fertilizer demand reflected rising food requirements, dietary demand for higher protein content and declining crop inventories. World potash sales rose by 15 percent and sales of both nitrogen and phosphate by 4 percent, combining with tight supply to provide strong markets for each.
7 US Farm Prices Set New Records
US prices for wheat, corn and soybeans set records, buoyed by strong food demand, rising biofuel requirements for corn and declining global inventories. Farmgate prices for the 2007/08 crop year are projected to average $6.65 per bushel for wheat, $10.40 for soybeans and $4.00 for corn.
8 Potash in Demand Worldwide
Potash imports rebounded in China and India to meet the heavy crop uptake of this nutrient and to begin replenishing the potash pipelines depleted during 2006 price negotiations. Southeast Asia and Brazil, motivated by strengthening crop prices, began the lengthy process of restoring depleted soil nutrient levels. The US imported heavily to maximize yields from corn and other crops selling at or near record prices. The strong demand led to higher potash prices, which were partially offset in the international market by rising ocean freight rates. The effect of the weakening US dollar on foreign exchange benefited potash importers.

POTASHCORP 2007 FINANCIAL REVIEW

F A C T O R S T H A T S H A P E D O U R B U S I N E S S I N 2 0 0 7	33

9	The Global Phosphate Market Tightened
While phosphoric acid capacity elsewhere has fallen, China is now producing more than it can consume, permitting export of around 4 million tonnes of DAP and MAP in 2007. This was absorbed as global demand rose by 2.8 million tonnes, close to 6 percent, and US exports fell by 1.6 million tonnes. As a result, the world phosphoric acid operating rate reached 86 percent, and prices rose dramatically. The benchmark Tampa DAP price jumped by 130 percent over the year while India’s contract price for phosphoric acid rose from $461 per tonne P2O5 to $566. Morocco’s OCP raised its phosphate rock price from $45 per tonne FOB Casablanca to around $190 per tonne on new contracts at the end of 2007. Sharply higher international freight rates, a 600 percent increase in sulfur prices in key markets and a jump of close to 20 percent in US demand for DAP/MAP also affected prices.
10	Strong Demand for Feed and Industrial Phosphates
The market for feed and industrial phosphates grew by 4 percent to meet demand of the buoyant economies in the developing world. Prices for domestic and offshore feed, as well as industrial products, rose.
11	Higher Natural Gas Prices, Competition Stiffened
Petrochemical facilities and higher global LNG trade competed with new nitrogen projects for low-cost natural gas in 2007. Ukraine producers had to pay 46 percent more for Russian gas, reducing their competitiveness. Their ammonia exports fell by about 20 percent, contributing to the tight global nitrogen supply, which maintained strong markets in North America.
12	Strong US, Indian Imports Tightened Urea Supply/Demand
Fast-rising demand for urea in India and the US to boost crop production outshone more moderate growth in import demand elsewhere. India imported about 50 percent more than 2006 levels, and with US imports made up close to 85 percent of the 14 percent growth in urea trade.
13	High Capital Costs Limited Growth in Fertilizer Capacity
Many proposed fertilizer projects have been deferred or cancelled due to high capital costs and longer construction schedules. The strength of developing world economies and the many infrastructure projects tightened supplies of raw materials, construction materials and skilled labor in 2007. In one year, the spot price for iron ore rose by 71 percent in Brazil and 145 percent in India. Demand for ocean transport took the Baltic Dry Index for solid shipments to a record high before softening in the last quarter of the year. The estimated cost for a 2-million-tonne greenfield potash project in Saskatchewan rose significantly.

POTASHCORP 2007 FINANCIAL REVIEW

34	F I N A N C I A L R E V I E W
2007 FINANCIAL OVERVIEW
This section provides an overview of our financial performance based on our consolidated financial statements on Pages 72 to 111. All references to per-share amounts pertain to diluted net income per share (EPS). Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions, except per-share amounts)			% Increase (Decrease)
	2007	2006	2005	2007	2006
Sales	$5,234.2	$3,766.7	$3,847.2	39	(2)
Gross Margin	$1,881.2	$1,002.0	$1,125.0	88	(11)
Operating Income	$1,588.5	$875.5	$892.6	81	(2)
Net Income	$1,103.6	$631.8	$542.9	75	16
Net Income per Share – Diluted	$3.40	$1.98	$1.63	72	21

2007 Earnings Compared to Guidance		2007 Earnings Compared to 2006

The company’s initial midpoint estimate for 2007 EPS, based on the Outlook and assumptions described in our 2006 Financial Review Annual Report, was approximately $2.25 per share. The final result was $3.40 per share. The primary causes of this variance from our guidance midpoint were:		The company’s EPS for 2006 was $1.98 per share. The final EPS for 2007 was $3.40 per share. The primary causes of this increase from last year’s actuals were:

			Effect
		Cause	on EPS

		Potash offshore realized prices higher	$0.31
	Effect	Potash North American realized prices higher	0.15
Cause	on EPS	Potash offshore sales volumes higher	0.26

Potash realized prices higher	$0.23	Potash North American sales volumes higher	0.19
Potash sales volumes higher	0.13	Increased potash costs due to foreign exchange	(0.07)
Increased potash costs due to foreign exchange	(0.06)	Lower potash other operating costs	0.04
Increased brine inflow costs	(0.11)	Increased brine inflow costs	(0.11)
Increased potash other operating costs	(0.04)	Higher provincial mining taxes	(0.14)

Lower provincial mining taxes	0.02	Subtotal potash	0.63

Subtotal potash	0.17	Nitrogen realized prices higher (exclusive

Nitrogen realized prices higher (exclusive		of purchased and miscellaneous product)	0.43
of purchased and miscellaneous product)	0.49	Manufactured nitrogen sales volumes higher	0.19
Manufactured nitrogen sales volumes higher	0.17	Increased net cost of natural gas and higher
Increased net cost of natural gas	(0.06)	purchased and miscellaneous product margin	(0.03)
Increased nitrogen other operating costs		Increased nitrogen other operating costs (exclusive
(exclusive of cost of natural gas) and higher		of cost of natural gas and purchased ammonia)	(0.11)

purchased and miscellaneous product margin	(0.12)	Subtotal nitrogen	0.48

Subtotal nitrogen	0.48	Phosphate realized prices higher	0.70

Phosphate realized prices higher	0.70	Phosphate sales volumes higher	0.07
Phosphate sales volumes higher	0.08	Increased input costs for sulfur, rock and ammonia	(0.04)
Increased input costs for sulfur, rock and ammonia	(0.10)	Phosphate other operating costs higher	(0.05)

Phosphate other operating costs higher	(0.11)	Subtotal phosphate	0.68

Subtotal phosphate	0.57	Increase in other income (exclusive of provision

Increase in other income (exclusive of provision		for auction rate securities)	0.12
for auction rate securities)	0.13	Provision for auction rate securities in 2007	(0.06)
Provision for auction rate securities in 2007	(0.06)	Increase in selling and administrative	(0.13)
Increase in selling and administrative	(0.11)	Foreign exchange variance and
Foreign exchange variance	(0.14)	decrease in interest expense	(0.13)

Subtotal other	(0.18)	Subtotal other	(0.20)

Subtotal of the above	1.04	Subtotal of the above	1.59
Higher weighted averaged number of shares outstanding	(0.01)	Higher weighted average number of shares outstanding	(0.05)
Canadian federal income tax rate reductions during 2007	0.12	Income tax refunds and higher rate reductions during 2006	(0.12)

Total variance from 2007 diluted EPS guidance	$1.15	Total variance from 2006 diluted EPS	$1.42

B U S I N E S S S E G M E N T R E V I E W	35

BUSINESS SEGMENT REVIEW
We report our results of operations in three business segments: potash, nitrogen and phosphate. These segments are differentiated by the chemical nutrient contained in the product that each produces. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
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
POTASH RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006
Sales	$1,797.2	$1,227.5	$1,341.1	46	(8)
Freight	178.1	130.5	129.7	36	1
Transportation
and distribution	39.1	38.8	34.5	1	12

Net sales	$1,580.0	$1,058.2	$1,176.9	49	(10)

Manufactured product
Net sales
North American	$656.9	$470.5	$495.6	40	(5)	3,471	2,785	3,144	25	(11)	$189.26	$168.95	$157.64	12	7
Offshore	909.6	576.0	668.3	58	(14)	5,929	4,411	5,020	34	(12)	$153.41	$130.56	$133.13	18	(2)

	1,566.5	1,046.5	1,163.9	50	(10)	9,400	7,196	8,164	31	(12)	$166.65	$145.42	$142.57	15	2
Cost of goods sold	658.8	489.3	459.6	35	6						$70.09	$67.99	$56.30	3	21

Gross margin	907.7	557.2	704.3	63	(21)						$96.56	$77.43	$86.27	25	(10)

Other miscellaneous
and purchased product
Net sales	13.5	11.7	13.0	15	(10)
Cost of goods sold	8.9	7.8	9.9	14	(21)

Gross margin	4.6	3.9	3.1	18	26

Gross Margin	$912.3	$561.1	$707.4	63	(21)						$97.05	$77.97	$86.65	24	(10)

Note 19 to the consolidated financial statements provides information pertaining to our business segments.

Manufactured potash gross margin variance attributable to:

Dollars (millions)

		2007 vs 2006
	Change in	Change in Prices/Costs		Total Manufactured Potash
	Sales Volumes	Net Sales	Cost of Goods Sold	Gross Margin Variance
Manufactured product
North American	$84.0	$70.5	$(17.1)	$137.4
Offshore	124.8	135.5	(47.3)	213.0
Change in market mix	6.8	(6.5)	(0.2)	0.1

Total	$215.6	$199.5	$(64.6)	$350.5

POTASHCORP 2007 FINANCIAL REVIEW

36	B U S I N E S S S E G M E N T R E V I E W

2007 vs 2006
Highlights
•	2007 potash gross margin was a record $912.3 million, 63 percent higher than 2006 when offshore volumes were impacted by lengthy price negotiations with China and India, and 29 percent above the previous high of $707.4 million in 2005.

•	Exceptionally tight potash market conditions led to products being sold on an allocation basis to all customers for much of the last half of 2007. Sales prices and volumes were higher than in 2006 in both the North American and offshore markets. Sales volumes of 9.4 million tonnes established a new company record and were 31 percent higher than in 2006.

•	Farmers outside of North America are working to correct decades of under-application of potash and, while this will take many years to accomplish, potash is vital to improving crop quality and gives plants the capability to better utilize nitrogen and phosphate. As a result, demand rose in 2007, taking reported producer inventories to historically low levels and contributing to further offshore spot market price increases during the year. Even with production 31 percent higher than in 2006, our year-end potash inventories of approximately 680,000 tonnes were 27 percent below 2006 year-end levels and represented our second-lowest year-end inventory since 1991.

•	To meet increasing global demand, we raised our production to 9.2 million tonnes in 2007; this compares to 7.0 million tonnes in 2006. Despite higher production levels, cost of goods sold per tonne increased due to additional costs for brine inflow management at Esterhazy and New Brunswick and the impact of a stronger Canadian dollar.
Sales and Cost of Goods Sold
The most significant contributors to the $351.2 million increase in total gross margin were as follows:
•	Canpotex shipped 9.3 million tonnes (PotashCorp’s share was 55 percent) in 2007 as all major markets increased consumption, driven significantly by rising demand and higher commodity prices, particularly for grain, soybeans, corn and palm oil. When considering our share of sales through Canpotex and sales directly from our facility in New Brunswick, Brazil was our largest market in 2007, taking 24 percent of our total offshore shipments as higher soybean and corn prices led to an increase in acres planted there and a corresponding increase in potash imports. China was next at 23 percent and India followed at

9 percent, while Indonesia, Malaysia and Vietnam together represented 16 percent. In North America, sales volumes were up 25 percent as stronger dealer fill and field application of potash, due to higher commodity prices and more acreage planted, led to higher demand.

•	Offshore prices were up 18 percent as price increases in major markets were announced throughout 2007. In early February, Canpotex reached an agreement with Sinofert in China on a $5-per-tonne increase for shipments in 2007. Canpotex implemented price increases in Brazil that totaled $175 per tonne by year-end while in India, a $50-per-tonne increase took effect on imports in the second quarter. Southeast Asian customers saw a total of $195 per tonne in price increases over the course of 2007. The full benefit of announced offshore price increases was not captured because of higher ocean freight rates and locked-in contract pricing to China and India. Higher ocean freight rates had a negative impact of about $15 per tonne on all delivered-basis (CFR) sales. Prices in the North American market were up 12 percent or $20 per tonne, significantly due to the price increases implemented throughout 2007, which totaled $82 per tonne by year-end. North American prices were $36 per tonne, or 23 percent, higher than offshore prices. The gap is due in part to offshore contracts with prices that lag behind the North American spot market price. It also reflects product mix, as North American customers prefer granular product that commands a premium over standard product more typically consumed offshore.

•	Higher production levels and 47 fewer shutdown weeks significantly reduced cost of goods sold compared to 2006 when production shutdowns occurred as we remained true to our strategy of matching production to market demand. However, the effect of increased production and lower natural gas costs and consumption was more than offset by higher brine inflow management costs and the impact of foreign exchange on potash operating costs. Brine inflow management costs at New Brunswick and Esterhazy incrementally increased total average costs by almost $5.50 per tonne ($51.5 million) while a stronger Canadian dollar relative to the US dollar negatively impacted cost of goods sold by more than $3 per tonne. Since the costs of brine inflow were attributed to production of potash that was mainly sold in the offshore market, the negative price component of the cost of goods sold variance was higher for the offshore market than for North America.

POTASHCORP 2007 FINANCIAL REVIEW

B U S I N E S S S E G M E N T R E V I E W	37

2006 vs 2005
Highlights
•	PotashCorp entered 2006 with potash shipments to China at a virtual standstill as fertilizer buyers negotiated price with suppliers. India followed the same course – and both countries deferred purchases, drawing down inventories until price settlements were reached in the third quarter. The China agreement called for a base price increase of $25 per tonne over the 2005 contract price. The signing of the China deal served to spur shipments across Southeast Asia and Latin America, where customers had delayed purchasing ahead of the price settlement. Offshore sales volumes increased in the latter half of the year, but still, annual sales volumes were 12 percent lower than 2005.

•	North American potash demand was constrained during the first three quarters of the year as customers delayed purchasing and relied on inventories in the face of high fuel costs and low crop prices.

•	Reduced sales volumes raised the per-tonne fixed distribution costs for the year and, combined with softening prices due to extended contract negotiations, resulted in declining margins on offshore potash sales in 2006. Although North American sales volumes were down 11 percent compared to 2005, realized prices were 7 percent higher.

•	Following our strategy of producing to meet market demand increased our costs per tonne during 2006. We incurred 66 plant shutdown weeks, up from 24 weeks during 2005. In response to increased demand in the latter part of the year, PotashCorp produced a record 2.4 million tonnes during the fourth quarter, raising 2006 production to 7.0 million tonnes, down from 8.8 million tonnes in 2005.
Sales and Cost of Goods Sold
The most significant contributors to the $146.3 million decline in total gross margin were as follows:
•	Sales by Canpotex were reduced from 8.2 million to 6.7 million tonnes, contributing to the 12 percent decline in our offshore sales volumes. Canpotex shipments to China and India totaled 2.0 million tonnes, down 40 percent from the 3.3 million tonnes shipped in 2005. Except for certain shipments from Russia, China was virtually absent from the market until late in July 2006 as it waited to conclude new pricing contracts with suppliers. Brazil took approximately 1.0 million tonnes of potash from Canpotex in 2006, a reduction of 4 percent from 2005, although taking 30 percent more potash in fourth-quarter 2006 than in fourth-quarter 2005. Brazil continued to be affected by a strong real relative to the US dollar and lower soybean prices. This pressured margins for Brazilian farmers and limited credit availability, leading to fewer acres being planted and a decrease in imported crop inputs. Hesitancy to purchase large positions in potash until conclusion of the Chinese negotiations led Brazilian customers to delay purchases. Following the negotiations and coupled with improving market conditions, Brazil’s volumes increased sharply. Sales volumes in 2006 increased to many smaller potash-consuming countries such as Indonesia, Malaysia, the Philippines, Taiwan and Vietnam, which together took 1.7 million tonnes from Canpotex, an increase of 20 percent over 2005.

Potash Production (million tonnes KCl)

					Mine Site
		Production			Employees
	Capacity	2007	2006	2005	(active)

Lanigan SK	3.828	1.907	1.471	2.023	441
Rocanville SK	3.044	2.647	1.897	2.573	354
Allan SK	1.885	1.744	0.992	1.431	336
Cory SK	1.361	0.768	0.772	0.826	233
Patience Lake SK	1.033	0.257	0.190	0.251	70
Esterhazy SK*	1.313	1.043	0.953	0.953	0
New Brunswick NB	.785	0.793	0.743	0.759	332

TOTAL	13.249	9.159	7.018	8.816	1,766

*	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Canada Limited Partnership under a mining and processing agreement. For calendar year 2008, our production allocation is 1.125 million tonnes.

POTASHCORP 2007 FINANCIAL REVIEW

38	B U S I N E S S S E G M E N T R E V I E W

•	North American sales volumes dropped for the year despite a rebound in the fourth quarter. First- and second-quarter reductions resulted from reduced field applications due to low crop prices, high energy input costs and, to a lesser degree, weather. Sales volumes were relatively flat in the third quarter; however, with demand growing and record-low inventories, prices for many crops – including corn, wheat and soybeans – began to rise significantly, giving farmers the motivation and the resources to boost their fertilizer use.

•	Realized prices in the offshore market were negatively impacted initially by higher per-unit throughput distribution costs resulting from the reduced sales volumes. Higher prices were realized during the latter part of the year as potash flowing to China through Canpotex was at the higher 2006 price. Realized prices were lower on sales to Brazil due to increased competition in the marketplace early in the year, although they rebounded strongly after completion of the price negotiations with China and India.
NITROGEN RESULTS
Realized prices in the North American market were 7 percent higher as price increases announced during 2005 held into the first half of 2006, but dropped off during the third quarter as higher producer inventories at the start of the quarter contributed to heightened competitive pressures. Prices rose in the fourth quarter as our North American price increase announced for October 1 began to be realized in November. Prices in the North American market were $38 per tonne, or 29 percent, higher than offshore prices.

•	The change in gross margin was negatively impacted by higher cost of goods sold. Production shutdowns, higher depreciation charges due to completion of some of our expansion projects, higher natural gas prices earlier in the year and escalating prices for supplies and services throughout the year increased unit cost of goods sold. The impact of a stronger average Canadian dollar for most of the year also negatively impacted cost of goods sold, by more than $3.50 per tonne.

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006
Sales	$1,799.9	$1,284.1	$1,368.8	40	(6)
Freight	55.6	36.8	39.9	51	(8)
Transportation and distribution	51.6	52.2	49.5	(1)	5

Net sales	$1,692.7	$1,195.1	$1,279.4	42	(7)

Manufactured product
Net sales
Ammonia	$664.3	$499.7	$490.0	33	2	2,132	1,695	1,672	26	1	$311.55	$294.84	$293.05	6	1
Urea	468.6	317.8	369.5	47	(14)	1,333	1,199	1,321	11	(9)	$351.63	$264.97	$279.63	33	(5)
Nitrogen solutions, nitric acid, ammonium nitrate	437.8	305.4	284.2	43	7	2,266	1,781	1,850	27	(4)	$193.21	$171.45	$153.67	13	12

	1,570.7	1,122.9	1,143.7	40	(2)	5,731	4,675	4,843	23	(3)	$274.07	$240.16	$236.16	14	2
Cost of goods sold	1,055.6	821.2	845.2	29	(3)						$184.19	$175.63	$174.52	5	1

Gross margin	515.1	301.7	298.5	71	1						$89.88	$64.53	$61.64	39	5

Other miscellaneous and purchased product
Net sales	122.0	72.2	135.7	69	(47)
Cost of goods sold	101.0	58.3	115.5	73	(50)

Gross margin	21.0	13.9	20.2	51	(31)

Gross Margin	$536.1	$315.6	$318.7	70	(1)						$93.54	$67.51	$65.81	39	3

Note 19 to the consolidated financial statements provides information pertaining to our business segments.

POTASHCORP 2007 FINANCIAL REVIEW

B U S I N E S S S E G M E N T R E V I E W	39

Manufactured nitrogen gross margin variance attributable to:
Dollars (millions)
		2007 vs 2006
	Change in	Change in Prices/Costs		Total Manufactured Nitrogen
	Sales Volumes	Net Sales	Cost of Goods Sold	Gross Margin Variance

Manufactured product
Ammonia	$53.3	$35.9	$(15.1)	$74.1
Urea	11.7	115.5	(13.0)	114.2
Solutions, NA, AN	15.3	49.2	(24.0)	40.5
Hedge	–	–	(14.5)	(14.5)
Change in product mix	5.2	(6.1)	–	(0.9)

Total	$85.5	$194.5	$(66.6)	$213.4

2007 vs 2006
Highlights
•	Nitrogen generated gross margin of $536.1 million, surpassing the previous record of $318.7 million set in 2005 and representing an increase of 70 percent over that in 2006.

•	In Trinidad, where we have long-term, lower-cost natural gas price contracts, we generated $298.9 million in gross margin in 2007. Our North American facilities contributed $178.2 million, while our natural gas hedging program added $59.0 million.

•	Strong fundamentals led to realized price increases in all major nitrogen products year over year, with the exception of ammonium nitrate. Manufactured fertilizer sales volumes increased 39 percent with higher fertilizer demand, as we had more product to sell than in 2006.

•	Transportation and distribution costs declined despite the increase in sales in 2007 compared to 2006. A change in sales volumes with certain customers lowered transportation and storage requirements. North American sales volumes (which had lower transportation and distribution costs but higher freight) increased. Freight increased with higher sales, higher market freight rates and a 10 percent increase in volume of CFR urea sales.

•	Cost of goods sold was negatively impacted by natural gas costs that, including our hedge, were 12 percent higher than 2006. Our hedge gains were $14.5 million lower than 2006.
Sales and Cost of Goods Sold
Total gross margin increased $220.5 million, primarily as a result of the following changes:
•	Realized prices for urea were up 33 percent on strong agricultural demand, supplemented by production disruptions in the Middle
East and delays in new capacity early in 2007. Realized prices for ammonia increased only 6 percent as we recovered through the year from a decline in the first quarter when high natural gas costs from the aftermath of Hurricane Katrina increased prices. Tight fundamentals that pushed ammonia prices up early in 2007, decoupling them from the price of natural gas, continued, driven by strong North American agricultural demand and low product inventories. Price increases in nitrogen solutions contributed $62.0 million to the gross margin increase for the year, as price increases were significant through the second, third and fourth quarters. These price increases were partially offset by a 9 percent decline in per-tonne realized price for ammonium nitrate prills because our primary customer contracts are impacted by natural gas prices on a time-lag basis. This negatively impacted gross margin by $14.1 million.

•	Manufactured ammonia sales volumes were up 26 percent as we benefited from the strong overall demand for nitrogen, the additional tonnes available from the final stage of our Trinidad debottlenecking projects and from fewer shutdown days at Lima, despite a planned 35-day turnaround at Augusta during the fourth quarter. Manufactured urea sales volumes also increased, due in large part to significant demand for field application. Total manufactured fertilizer sales tonnes were up 39 percent on strong demand, compared to last year when US farmers were purchasing less as we believe they were anticipating lower prices. Total industrial demand remained strong, rising 15 percent from last year and representing 64 percent of manufactured nitrogen sales volumes.

•	Cost of goods sold increased, negatively impacting gross margin. Our average natural gas cost was $4.30 per MMBtu, 12 percent higher than 2006. Costs associated with production start-ups last year after completion of the debottlenecking projects in Trinidad and mechanical problems at our Lima facility raised costs for

POTASHCORP 2007 FINANCIAL REVIEW

40	B U S I N E S S S E G M E N T R E V I E W

 Nitrogen Production (million tonnes)

	Annual		Production
	Capacity		2007	2006	2005
Ammonia[1]
Trinidad	2.177		2.077	1.932	1.887
Augusta GA	.688		.610	.633	.655
Lima OH	.588		.531	.339	.382
Geismar LA4	.483		–	–	–

TOTAL	3.936		3.218	2.904	2.924

Urea Solids
Trinidad	.709		.710	.688	.748
Augusta GA	.431		.312	.323	.360
Lima OH	.329		.292	.186	.225
Geismar LA	–		–	–	–

TOTAL	1.469		1.314	1.197	1.333

Nitrogen Solutions[2]
Trinidad	–		–	–	–
Augusta GA	.581		.239	.197	.242
Lima OH	.227		.082	.071	.079
Geismar LA4	1.028		.520	.098	.118

TOTAL	1.836		.841	.366	.439

Nitric Acid[1,3]
Trinidad	–		–	–	–
Augusta GA	.541		.525	.529	.518
Lima OH	.100		.100	.098	.098
Geismar LA	.844		.699	.531	.568

TOTAL	1.485		1.324	1.158	1.184

Ammonium Nitrate Solids
Trinidad	–		–	–	–
Augusta GA	.538		.540	.536	.503
Lima OH	–		–	–	–
Geismar LA	–		–	–	–

TOTAL	.538		.540	.536	.503

Employees
Trinidad	409
Augusta GA	118
Lima OH	13	[5]
Geismar LA	62

TOTAL	602	[6]

[1]	A substantial portion is upgraded to value-added products.

[2]	Based on 32% N content.

[3]	As 100% HNO3 tonnes.

[4]	Indefinitely shut down production of ammonia and nitrogen solutions June 4, 2003; restarted nitrogen solutions production on September 15, 2005 on a demand basis.

[5]	INEOS USA LLC operated the Lima facility under an operational agreement with PCS Nitrogen until December 31, 2007.

[6]	492 contract employees work at the nitrogen plants, for a total active workforce of 1,094.
ammonia and related downstream products that were not incurred in 2007. The price component of the cost of goods sold variance was higher in other products than in ammonia and urea; the cost of a planned turnaround at Augusta increased the costs of nitrogen solutions and ammonium nitrate, while higher production of nitrogen solutions from Geismar, where we purchase ammonia, further increased the relative cost for that product. Our US natural gas hedging activities contributed $59.0 million to gross margin, compared to $73.5 million last year.
2006 vs 2005
Highlights
•	Rising global natural gas prices led to nitrogen production curtailments, particularly in Western Europe, and high prices overseas in 2006. With higher ocean freight also a factor, less nitrogen from Baltic and Arabian Gulf producers found its way to the US, reducing competitive pressures in North America.

•	North American natural gas spot prices dropped significantly throughout 2006 compared to the high levels seen in late 2005 during the aftermath of hurricanes in the US Gulf region, which negatively affected realized prices. However, ammonia and urea prices strengthened significantly later in the year as heightened demand and tight global supply conditions led to a decoupling from US natural gas costs.

•	Our Trinidad facility, which benefits from long-term, lower-cost natural gas price contracts, delivered $182.5 million (or 58 percent) of nitrogen gross margin for the year. Our US operations contributed $59.6 million in gross margin, and we gained $73.5 million from our natural gas hedges during the year.
Sales and Cost of Goods Sold
Total gross margin declined $3.1 million, primarily as a result of the following changes:
•	High natural gas prices that were sustained at more than $13 per MMBtu during the fourth quarter of 2005 caused ammonia prices to climb rapidly in late 2005 and led to industry production curtailments, tightening market supply. Though North American natural gas spot prices dropped significantly during the first half of 2006, ammonia and urea prices continued to exceed 2005 levels until the third quarter. Tight global supply conditions led to nitrogen prices decoupling from gas costs through the second half of 2006, but fourth-quarter ammonia and urea prices were lower compared to the peaks reached in fourth-quarter 2005 when the aftermath of Hurricane Katrina was still affecting natural gas costs. Realized

POTASHCORP 2007 FINANCIAL REVIEW

B U S I N E S S S E G M E N T R E V I E W	41

annual manufactured ammonia prices were 1 percent higher than in 2005 although manufactured urea prices were 5 percent lower. Realized prices for manufactured nitric acid and ammonium nitrate generally followed the rise in ammonia prices. Higher manufactured ammonium nitrate realized prices contributed a favorable $29.6 million to the change in gross margin as a result of our customer contracts tied to either natural gas prices or the NOLA ammonia price, but on a quarterly time-lag basis.

•	Total manufactured nitrogen sales volumes declined by 3 percent. Manufactured nitrogen fertilizer sales represented the majority of this drop, down 23 percent primarily due to mechanical production problems and gas input supply constraints.

•	Cost of goods sold declined on a per-tonne basis, positively contributing to the change in gross margin by $2.6 million. Higher natural gas costs earlier in 2006 curtailed production at Augusta and Lima. Mechanical problems at Lima also limited its production in the second and third quarters. Finally, reduced production at our 01 and 02 plants in Trinidad due to additional plant turnarounds related to debottlenecking projects increased costs. These were partially offset by lower natural gas costs later in the
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

PHOSPHATE RESULTS

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average Price per Tonne			(Decrease)
	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006	2007	2006	2005	2007	2006
Sales	$1,637.1	$1,255.1	$1,137.3	30	10
Freight	112.4	88.5	80.1	27	10
Transportation and distribution	33.4	43.1	37.9	(23)	14

Net sales	$1,491.3	$1,123.5	$1,019.3	33	10

Manufactured product
Net sales
Fertilizer – liquids	$283.4	$206.6	$175.2	37	18	983	911	818	8	11	$288.37	$226.89	$214.21	27	6
Fertilizer – solids	607.5	391.6	346.7	55	13	1,623	1,634	1,516	(1)	8	$374.22	$239.64	$228.61	56	5
Feed	272.7	238.4	222.2	14	7	814	778	862	5	(10)	$335.03	$306.63	$257.72	9	19
Industrial	277.4	239.7	231.2	16	4	731	647	664	13	(3)	$379.47	$370.33	$348.12	2	6

	1,441.0	1,076.3	975.3	34	10	4,151	3,970	3,860	5	3	$347.14	$271.14	$252.62	28	7
Cost of goods sold	1,019.5	958.7	881.8	6	9						$245.60	$241.52	$228.40	2	6

Gross margin	421.5	117.6	93.5	258	26						$101.54	$29.62	$24.22	243	22

Other miscellaneous
and purchased product
Net sales	50.3	47.2	44.0	7	7
Cost of goods sold	39.0	39.5	38.6	(1)	2

Gross margin	11.3	7.7	5.4	47	43

Gross Margin	$432.8	$125.3	$98.9	245	27						$104.26	$31.56	$25.62	230	23

Note 19 to the consolidated financial statements provides information pertaining to our business segments.
POTASHCORP 2007 FINANCIAL REVIEW

42	B U S I N E S S S E G M E N T R E V I E W

Manufactured phosphate gross margin variance attributable to:
Dollars (millions)
		2007 vs 2006
	Change in	Change in Prices/Costs		Total Manufactured Phosphate
	Sales Volumes	Net Sales	Cost of Goods Sold	Gross Margin Variance
Manufactured product
Fertilizer – liquids	$10.3	$59.7	$(5.7)	$64.3
Fertilizer – solids	(1.1)	218.8	(2.6)	215.1
Feed	6.7	23.1	(16.7)	13.1
Industrial	20.7	6.6	(16.1)	11.2
Change in product mix	(8.9)	6.8	2.3	0.2

Total	$27.7	$315.0	$(38.8)	$303.9

2007 vs 2006
Highlights
•	While strategic focus on our unique ability to produce and market specialty phosphate products has brought stability and increased profitability to the phosphate segment in recent years, strengthening global agricultural fundamentals have begun to demonstrate the value of our leverage in liquid and solid phosphate fertilizers. Phosphate gross margin was $432.8 million, surpassing our previous record of $230.1 million set in 1998.

•	Solid fertilizers generated $205.8 million in gross margin during 2007, while liquid fertilizers added $88.2 million, feed $67.3 million and industrial products $60.2 million.

•	Transportation and distribution costs declined 23 percent in 2007 despite the increase in sales, for offshore sales volumes of solid fertilizers fell as the company focused on the North American market. Freight increased more than sales due to higher market freight rates and changes in customer and destination mix that required more freight.
Sales and Cost of Goods Sold
The total gross margin increase of $307.5 million was largely attributable to the following changes:
•	Realized prices were up in all major product categories, for two main reasons: strong agricultural demand and the global impact of higher demand for inputs such as sulfur, phosphate rock and ammonia. As producers around the world allocated more phosphoric acid to manufacturing solid fertilizers, markets for liquid, feed and industrial products were squeezed. Pricing for phosphate products sold on spot markets moved up significantly, while certain industrial products rose on a delayed basis. Realized prices for manufactured solid and liquid fertilizers increased by 56 percent and 27 percent, respectively, while manufactured feed prices rose by 9 percent and industrial manufactured prices by 2 percent.

•	Manufactured solid fertilizer sales volumes declined 1 percent overall as we sold fewer tonnes in order to deliver on liquid phosphate demand. Our liquid phosphate fertilizer capability

Phosphate Feed Production (million tonnes)
	Annual	Production			Employees
	Capacity	2007	2006	2005	(active)
Marseilles IL	.278	.132	.119	.127	25
White Springs FL (Monocal)	.272	.191	.192	.190	26
Weeping Water NE	.209	.110	.117	.119	34
Joplin MO	.163	.071	.082	.080	25
Aurora NC (DFP)	.159	.084	.085	.115	28
White Springs FL (DFP)[1]	.100	–	–	.044	0
Fosfatos do Brasil	.110	.056	.049	.076	82

TOTAL	1.291	.644	.644	.751	220

[1] Ceased production July 31, 2005.

POTASHCORP 2007 FINANCIAL REVIEW

B U S I N E S S S E G M E N T R E V I E W	43

allowed us to capitalize on significantly higher US demand, selling 15 percent more there than in the same period last year as we focused on these markets ahead of lower-netback offshore regions. Total manufactured liquid fertilizer sales volumes increased 8 percent. Manufactured industrial sales volumes were 13 percent higher due to increased production at our newest Aurora purified acid plant. Manufactured feed sales volumes were up 5 percent.

•	Rising costs for ammonia, sulfur and phosphate rock negatively impacted phosphate gross margin. Greater demand from the phosphate sector challenged global sulfur supply in the latter part of 2007, particularly in the international market. The impact of this was also felt in North America and, as a result, our sulfur costs rose 4 percent and negatively impacted gross margin by $6.2 million compared to 2006. Ammonia costs, which were 5 percent higher, reduced gross margin by $5.9 million compared to 2006. Costs were further increased by 5 percent higher rock costs resulting from higher electrical and chemical processing costs at Aurora and White Springs and two planned dragline turnarounds at Aurora. These higher prices were partially offset as the company had recognized in 2006 an impairment loss of $6.3 million within the liquid fertilizer component. The unfavorable cost variance in feed and industrial was higher than in solid and liquid fertilizers. In feed, higher maintenance costs negatively impacted costs. Industrial was negatively impacted by higher electricity costs, higher maintenance and a higher proportionate share of Geismar fixed costs allocated to it after the shutdown of two product lines there in 2006. Despite the higher ammonia cost noted above, solid fertilizer costs were relatively constant due, in part, to a change in product mix within the solid fertilizer category as we produced less DAP and more MAP, which consumes less ammonia.
2006 vs 2005
Highlights
•	In 2006, phosphate generated $125.3 million in gross margin, 27 percent higher than the $98.9 million in 2005. Phosphate gross margin was negatively impacted by a $6.3 million writedown of assets at Geismar during 2006.
 Purified Acid Production (million tonnes P2O5)

	Annual	Production
	Capacity	2007	2006	2005
Aurora NC	.333	.268	.245	.248

Purified acid is a feedstock for production of downstream industrial products including metal brighteners and cola drinks.

 Rock and Acid Production

	Phosphate Rock Production (million tonnes)				Phosphoric Acid (million tonnes P2O5)

	Annual		Production		Annual		Production		Employees
	Capacity	2007	2006	2005	Capacity	2007	2006	2005	(active)

Aurora NC	6.000	4.086	4.577	4.417	1.202	1.083	1.080	1.048	1,043
White Springs FL	3.600	3.226	3.114	3.186	.966	.925	.881	.865	875
Geismar LA	–	–	–	–	.202	.156	.147	.184	77

TOTAL	9.600	7.312	7.691	7.603	2.370	2.164	2.108	2.097	1,995

 Phosphate Production (million tonnes product)

	Aurora					White Springs					Geismar

	Annual		Production			Annual		Production			Annual		Production
	Capacity		2007	2006	2005	Capacity		2007	2006	2005	Capacity		2007	2006	2005

Liquids: MGA[1]	1.835		1.740	1.722	1.697	1.908		–	–	–	.337		.258	.241	.304
SPA	.676		.376	.353	.149	1.138		.793	.655	.719	.196		–	.015	.059
Solids (total)	1.247	DAP	.548	.609	.495	.710	DAP	.375	.495	.477	–	DAP	–	–	–
		MAP	.389	.372	.413		MAP	.286	.159	.172		MAP	–	–	–

DAP/MAP (total)			.937	.981	.908			.661	.654	.649			–	–	–

[1]	A substantial portion of Aurora and Geismar production and all White Springs production is consumed internally to make downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

POTASHCORP 2007 FINANCIAL REVIEW

44	E X P E N S E S & O T H E R I N C O M E

  Phosphate Products for Food and Technical Applications
  Cincinnati, OH

	2007	2006	2005
Purified acid feedstock utilized (tonnes P2O5)	13,465	13,303	13,426
Product tonnes processed:
Acid phosphates	17,473	17,253	17,430
Specialty phosphates	11,281	11,201	11,607

•	Price increases were realized in all major product categories, in response to continuing high input costs and reasonably tight supply/demand fundamentals.

•	Specialty products remained the foundation of our phosphate business, proving their value as stable, higher-margin businesses. Manufactured feed and industrial products contributed $54.3 million and $49.2 million of 2006 gross margin, respectively, while liquid fertilizer, which was directly impacted by the above-mentioned writedown, added $24.2 million for the year after the writedown. Within industrial, purified phosphoric acid was again the most profitable product, generating gross margin of $47.3 million for the year, representing 27 percent of net sales.
Sales and Cost of Goods Sold
Total gross margin increased by $26.4 million, largely as a result of the following changes:
•	Higher prices realized in the feed and fertilizer markets, due to tight industry fundamentals, were supplemented by industrial price increases implemented in 2005 that held through 2006.
Higher feed prices implemented as a result of a strong pricing stance over volumes contributed $38.8 million to the gross margin increase. Of this increase, monocal represented $22.6 million due to higher realized prices achieved in both the North American and offshore markets. Fertilizer prices contributed positively to the change in gross margin due to stronger demand.

•	Manufactured sales volumes were relatively flat, although there was a change in product mix. Manufactured fertilizer sales volumes improved, contributing $31.7 million to the change in gross margin, as supply/demand fundamentals were strong. This was partially offset by a 10 percent decline in manufactured feed sales volumes resulting from our decision to remain firm on pricing and reduce sales of lower-margin products, and a 3 percent decline in manufactured industrial sales volumes due to reduced market demand.

•	The price variance in cost of goods sold negatively impacted the change in gross margin by $84.1 million, primarily due to higher raw material costs and a change in product mix. However, 8 percent higher sulfur prices and 7 percent higher ammonia prices combined to reduce gross margin by $11.4 million and $8.1 million, respectively. Phosphate rock costs were up 5 percent as a result of higher costs for purchased rock at Geismar and higher electrical and chemical processing costs at Aurora and White Springs. The writedown of assets, a change in product mix (requiring more ammonia to be used), higher depreciation charges and escalating prices for supplies and services throughout the year further increased costs.

EXPENSES AND OTHER INCOME

	Dollars (millions), except percentage amounts						% Increase (Decrease)
	2007	% of Sales	2006	% of Sales	2005	% of Sales	2007	2006

Selling and administrative	$212.6	4	$158.4	4	$144.5	4	34	10

Provincial mining and other taxes	135.4	3	66.5	2	137.2	4	104	(52)

Foreign exchange loss (gain)	70.2	1	(4.4)	–	12.5	–	n/m	n/m

Other income	125.5	2	94.0	2	61.8	2	34	52

Interest expense	68.7	1	85.6	2	82.3	2	(20)	4

Income tax expense	416.2	8	158.1	4	267.4	7	163	(41)

n/m = not meaningful

POTASHCORP 2007 FINANCIAL REVIEW

E X P E N S E S & O T H E R I N C O M E	45

2007 vs 2006
Selling and administrative expenses increased as higher expenses associated with certain of our performance-based compensation plans (which are linked in part to the company’s share price performance or earnings performance) and higher stock option expense (as costs associated with the 2005, 2006 and 2007 Performance Option Plans were recognized during 2007 compared to only the 2005 and 2006 Performance Option Plans during 2006) were recognized during 2007.
Provincial mining and other taxes increased, principally due to higher potash profit per tonne and potash sales volumes impacting our Saskatchewan Potash Production Tax and corporate capital tax. Saskatchewan’s Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine profits. The profit tax component increased $59.3 million in 2007 compared to 2006, as a result of two factors. First, the profit tax component, which is calculated on a per-tonne basis, is reduced by capital expenditures (portions of which are grossed up by 20 percent for profit tax purposes); the per-tonne impact of these annual expenditures reduced 2006 potash production tax more significantly than in 2007. In addition, gross potash revenue on a per-tonne basis was higher in 2007 than in 2006. Second, Saskatchewan-produced potash sales volumes rose by 34 percent in 2007, which increased profit per tonne as the fixed costs on a per-tonne basis were reduced. The 40 percent or $13.3 million increase in corporate capital tax expense resulted from higher potash sales revenues. It was partially offset by changes enacted by the Province of Saskatchewan during the second quarter of 2006 to reduce the capital tax resource surcharge from 3.6 percent to 3 percent over the next three years, with a 0.3 and a 0.2 percentage point reduction effective July 1, 2006 and July 1, 2007, respectively.
The impact of a stronger Canadian dollar relative to the US dollar on the period-end translation of Canadian dollar-denominated monetary items on the Consolidated Statements of Financial Position, partially offset by treasury gains, contributed to foreign exchange losses of $70.2 million in 2007. The Canadian dollar gained strength against the US dollar over the course of 2007, particularly in the last three quarters. In comparison, in 2006 the Canadian dollar strengthened over the first half of the year then weakened during the second half, contributing to a foreign exchange gain of $4.4 million in that year.
Other income grew $31.5 million or 34 percent. Our share of earnings from equity investments in APC and SQM increased $21.8 million in
2007 compared to 2006, while dividend income from our investments in ICL and Sinofert contributed an additional $37.0 million compared to last year. Partially offsetting these increases was a $26.5 million provision for other-than-temporary impairment of auction rate securities recorded in other income in 2007.
The interest expense category declined $16.9 million. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:

Dollars (millions), except percentage amounts

	2007	2006	Change	% Change

Long-term debt obligations, including current portion
Weighted average outstanding	$1,557.3	$1,296.7	$260.6	20
Weighted average interest rate	6.6%	6.9%	(0.3)%	(4)
Short-term debt obligations
Weighted average outstanding	$95.7	$518.8	$(423.1)	(82)
Weighted average interest rate	5.4%	5.2%	0.2%	4

The lower average balance of short-term debt obligations outstanding for 2007 resulted in interest expense on short-term debt being $25.8 million lower than in 2006. The effect of higher interest income due to higher average balances of cash and other short-term investments during 2007 compared to 2006 was partially offset by interest income recognized on income tax refunds during 2006. These declines in net interest expense during 2007 were offset in part by the higher average balance of long-term debt obligations outstanding. The overlap of $500.0 million of notes issued in December 2006, prior to the repayment of $400.0 million of notes in June 2007, increased interest expense $14.0 million compared to 2006.
Our consolidated reported income tax rate for 2007 was approximately 27 percent (2006 – 20 percent) and the consolidated effective income tax rate was 30 percent (2006 – 30 percent). Items to note include the following:
•	A scheduled 2 percentage point reduction in the Canadian federal income tax rate applicable to resource companies, effective at the beginning of 2007, and a reduction of the future income tax rate enacted during the fourth quarter of 2007 were offset by a higher percentage of consolidated income earned in higher-tax jurisdictions during 2007 compared to 2006.
•	During the fourth quarter of 2007, the Government of Canada enacted a reduction of the federal corporate income tax rate from

POTASHCORP 2007 FINANCIAL REVIEW

46	E X P E N S E S & O T H E R I N C O M E

21 percent in 2007 to 15 percent by 2012. This was in addition to a small change enacted in the second quarter of 2007. These changes reduced our future income tax liability by $40.1 million. In 2006, changes were enacted by the Government of Canada to reduce the federal corporate income tax rate and the federal corporate surtax, reducing our future income tax liability by $22.9 million at that time.

•	During 2006, the Province of Saskatchewan enacted changes to the corporate income tax that resulted in a $21.9 million reduction in our future income tax liability in that year.

•	In 2006, income tax refunds totaling $34.1 million were recorded.
Aside from the impact of income tax refunds received and the effect of Canadian tax rate changes on our future income tax liability recognized during each year, 65 percent of the effective rate pertained to current income taxes in 2007 as compared to 60 percent in 2006. The increase in 2007 is largely due to the increase in nitrogen and phosphate operating income in the US, a jurisdiction where, as of December 31, 2006, we had federal income tax loss carryforwards of approximately $372.3 million that were available to offset this income; this total was reduced to nil as of December 31, 2007.
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
Provincial mining and other taxes declined 52 percent in 2006 compared to 2005, principally due to decreases in the Saskatchewan Potash Production Tax and corporate capital tax. The profit tax component declined significantly as a result of the deductibility of our capital expenditures to bring back idled potash capacity. This component was enhanced by high capital expenditures and 12 percent lower potash sales volumes. In addition, during the second quarter of 2006, the Province of Saskatchewan enacted changes to reduce the capital tax resource surcharge over the next three years, with a 0.3 percentage point reduction effective July 1, 2006.
Treasury activity and the year-end translation of Canadian dollar-denominated monetary items on the Consolidated Statement of Financial Position contributed to a net foreign exchange gain of
$4.4 million in 2006. The Canadian dollar gained strength against the US dollar over the first half of 2006, then weakened during the second half. The strengthening of the Canadian dollar relative to the US dollar during 2005 contributed to foreign exchange losses of $12.5 million that year.
Other income increased by $32.2 million as a $3.0 million dividend was received from Sinofert during 2006 and dividend income from our investment in ICL increased by $8.9 million compared to 2005. A reduction in loss on disposal of assets compared to that recognized during 2005 and a higher gain on sale of property, plant and equipment (including a $4.4 million gain on the sale of four of the company’s PCS Joint Venture Ltd. properties) further contributed to the increase. These were complemented by a slightly higher share of earnings from equity investees during 2006.
Including the current portion, weighted average long-term debt outstanding during 2006 was $1,296.7 million (2005 – $1,266.3 million) with a weighted average interest rate of 6.9 percent (2005 – 6.9 percent). The weighted average interest rate on short-term debt outstanding in 2006 was 5.2 percent (2005 – 3.5 percent) and the weighted average short-term debt outstanding was $518.8 million (2005 – $115.9 million). Although the average balance of short-term debt outstanding was higher at higher interest rates, the interest expense category increased only $3.3 million due to the impact of higher capitalized interest because of expansion and other projects and interest income recognized on income tax refunds received during 2006.
The company’s consolidated reported income tax rate for 2006 was approximately 20 percent (2005 – 33 percent). The reduction was due to the following:
•	During 2006, we reduced our consolidated effective income tax rate from 33 percent to 30 percent, primarily due to two factors that occurred during the year. First, the Province of Saskatchewan enacted changes to the corporate income tax, reducing the rate from 17 percent to 12 percent over the next three years. The impact of this change, reducing our future income tax liability by $21.9 million, was also recognized during the year. Second, we revised our estimated allocation of annual income before income taxes by jurisdiction as a result of a decrease in expected potash operating income in Canada.

•	During 2006, the Government of Canada enacted changes to the federal corporate income tax and the corporate surtax. The corporate income tax rate will be reduced from 21 percent to 19 percent over the next four years and the corporate surtax will be reduced from 1.12 percent to nil in 2008. The $22.9 million

POTASHCORP 2007 FINANCIAL REVIEW

Q U A R T E R L Y R E S U L T S	47

impact of this change that reduced our future income tax liability was recognized during 2006.

•	Income tax refunds totaling $34.1 million were recorded, relating to a recent Canadian appeal court decision (pertaining to a uranium producer) that affirmed the deductibility of the Saskatchewan capital tax resource surcharge.
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
The following table shows the impact on net income if the 2007 exchange rate had remained at the 2006 year-end rate of 1.1653, and the impact on 2006 net income had the rate remained at the 2005 year-end rate of 1.1659:

Impact on net income

Dollars (millions), except per-share amounts

	2007	2006

Operating income increase before income taxes	$40.5	$8.6
Net income increase	28.3	6.0
Diluted net income per share increase	0.09	0.02
A general description of our hedging activities to help mitigate volatility is outlined on Page 59.

QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE

(unaudited, in millions of US dollars except per-share amounts)

			2007					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$1,154.7	$1,353.1	$1,295.0	$1,431.4	$5,234.2	$861.6	$928.7	$953.5	$1,022.9	$3,766.7
Less: Freight	81.9	92.3	80.6	91.3	346.1	54.9	62.3	65.6	73.0	255.8
Transportation and distribution	31.0	32.6	31.0	29.5	124.1	31.2	35.8	37.6	29.5	134.1
Cost of goods sold	672.1	726.8	708.3	775.6	2,882.8	572.0	577.2	604.5	621.1	2,374.8
Gross margin	369.7	501.4	475.1	535.0	1,881.2	203.5	253.4	245.8	299.3	1,002.0
Operating income	308.3	422.3	406.2	451.7	1,588.5	192.1	194.7	223.2	265.5	875.5
Net income	198.0	285.7	243.1	376.8	1,103.6	125.5	175.1	145.2	186.0	631.8
Net income per share – basic	0.63	0.91	0.77	1.19	3.50	0.40	0.56	0.47	0.59	2.03
Net income per share – diluted	0.62	0.88	0.75	1.16	3.40	0.40	0.55	0.46	0.58	1.98
Potash gross margin	174.2	260.4	221.3	256.4	912.3	90.8	132.8	153.6	183.9	561.1
Nitrogen gross margin	131.3	144.2	123.9	136.7	536.1	79.4	91.7	62.4	82.1	315.6
Phosphate gross margin	64.2	96.8	129.9	141.9	432.8	33.3	28.9	29.8	33.3	125.3

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

POTASHCORP 2007 FINANCIAL REVIEW

48	Q U A R T E R L Y R E S U L T S

With strong market conditions and rising prices for all three nutrients, gross margin for the quarter climbed to a record $535.0 million, up $235.7 million from last year’s fourth quarter. Cash flow from operations of $531.6 million was the second highest quarterly total in our history, while the $1,688.9 million achieved for the year exceeded the 2005 record by 95 percent.
Highlights of our 2007 fourth quarter include:
•	Potash gross margin of $256.4 million approached the record $260.4 million of this year’s second quarter and was 39 percent higher than the $183.9 million of last year’s fourth quarter. As a percentage of net sales, potash gross margin increased to 60 percent from 57 percent in last year’s fourth quarter, and from 58 percent in the third quarter of 2007. Realized prices to offshore markets were up $36 per tonne over 2006, but the full benefit of announced offshore price increases was not captured because of higher ocean freight rates and locked-in contract pricing to China and India. In the North American spot market, our realized prices were $48 per tonne higher than in 2006 and $19 per tonne above last quarter. Total potash sales volumes of 2.3 million tonnes were 5 percent above last year, when offshore markets were actively restocking after purchasing delays earlier in 2006. Offshore, sales volumes of 1.5 million tonnes were 10 percent higher than in the previous year. Our North American sales volumes were just slightly lower than the previous year’s very strong fourth-quarter sales. Our potash production reached a quarterly record of 2.5 million tonnes, 6 percent higher than in 2006 as we saw the benefit of additional tonnes after the completion of our Allan project in 2007. The stronger Canadian dollar raised potash cost of goods sold by about $8 per tonne compared to last year, while continuing higher brine inflow costs at New Brunswick and Esterhazy had a further negative impact of $6 per tonne.
•	On the foundation of continuing strong agricultural demand and higher natural gas prices, nitrogen gross margin of $136.7 million was the second highest quarterly total in company history, 67 percent above the same quarter in 2006 and trailing only the second quarter of 2007. Our Trinidad operation generated $73.9 million in gross margin, while our US operations added $45.1 million and natural gas hedging gains contributed $17.7 million. With the continuation of tight supply/demand fundamentals, realized prices for manufactured ammonia and urea were up 9 percent (+$25 per tonne) and 46 percent (+$120 per tonne), respectively, from 2006. The significant price improvements for these products were achieved since the third quarter of 2007, with ammonia 11 percent higher (+$31 per tonne) and urea up 14 percent (+$46 per tonne). Prices for nitrogen solutions were up 52 percent quarter over quarter. Total manufactured nitrogen sales volumes of 1.4 million tonnes were up 19 percent from 2006 levels, built on strong US agricultural demand. This was achieved even though production was flat, as our Augusta facility took a planned 35-day turnaround during the quarter. We again opportunistically produced nitrogen solutions at our Geismar facility from imported ammonia and purchased carbon dioxide, enabling us to increase total manufactured sales volumes for this product by 160 percent quarter over quarter and add an extra $13.6 million to the gross margin increase.

•	Driven by continued strong sales volumes and higher pricing in all major product categories, phosphate generated record quarterly gross margin of $141.9 million in the fourth quarter of 2007, exceeding the total in the same quarter of 2006 by $108.6 million. Solid phosphate fertilizers continued their strong turnaround, generating $70.3 million in gross margin, while liquid fertilizer at $31.5 million, feed at $22.3 million and industrial products at $14.9 million were consistent contributors. Our realized prices were up from a year earlier in all major product categories, in part because of strong agricultural demand and in part due to the global impact of higher costs for inputs such as sulfur, phosphate rock and ammonia. Pricing for phosphate products sold on spot markets moved dramatically upward, while certain industrial products rose on a delayed basis. Our manufactured solid fertilizer realized prices were up 82 percent (+$192 per tonne) compared to the same quarter in 2006, while liquid fertilizer rose 37 percent (+$86 per tonne), feed 22 percent (+$67 per tonne) and industrial products 6 percent (+$22 per tonne). North American manufactured sales volumes for liquid fertilizer were up 9 percent and solid fertilizers were 22 percent higher than the previous year’s fourth quarter, as we focused on these markets ahead of lower-netback offshore regions. Total liquid and solid fertilizer manufactured sales volumes were 2 percent higher and 3 percent lower than in 2006, respectively. Manufactured feed sales volumes rose 12 percent quarter over quarter, driven by a 32 percent increase in sales to offshore markets, primarily in Latin America. Manufactured industrial sales volumes were 17 percent higher than the fourth quarter of 2006 as a result of stronger demand for phosphoric acid and retail technical grade purified acid. Our sulfur costs rose 49 percent from the fourth quarter of 2006 and 30 percent from the trailing quarter.
•	Selling and administrative expenses were substantially higher in 2007, due largely to valuation of deferred share units that were directly impacted by the significant upward movement in our share price.

POTASHCORP 2007 FINANCIAL REVIEW

K E Y E A R N I N G S S E N S I T I V I T I E S	49

•	The Canadian dollar strengthened slightly against the US dollar during the fourth quarter of 2007 and the translation of Canadian dollar-denominated monetary items contributed to a $2.8 million foreign exchange loss during this period. This compared to a gain of $13.6 million during last year’s fourth quarter when the US dollar’s strengthening had a significant effect.

•	Other income declined $7.5 million despite dividend income increasing $10.6 million and our share of earnings from equity investees contributing an additional $2.6 million, as a $26.5 million provision for other-than-temporary impairment of investments in auction rate securities held within our trading account was recognized during the quarter.

•	Reductions to the Canadian federal corporate income tax rate between 2008 and 2012 were enacted in the quarter, which decreased our future income tax liability and income tax expense by $35.4 million and contributed to the reduction in our consolidated effective income tax rate from the previous 33 percent estimate back down to 30 percent. This was supplemented by more permanent deductions generated in the US than previously forecast and a reduction in our US blended state income tax rate.

KEY EARNINGS SENSITIVITIES
A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2008 earnings guidance provided January 24, 2008 of $6.25 to $7.25 per share.

INPUT COST SENSITIVITIES		Effect	PRICE AND VOLUME SENSITIVITIES		Effect
		on EPS			on EPS
NYMEX gas price increases by $1/MMBtu	Nitrogen	+ 0.03	Price	Potash changes by $20/tonne	± 0.34

	Potash	- 0.02		DAP/MAP changes by $20/tonne	± 0.06

Sulfur changes by $20/long ton				Ammonia increases by $20/tonne
	Phosphate	± 0.09		• Nitrogen	+ 0.04
				• Phosphate	- 0.01

Canadian to US dollar strengthens by $0.01	Canadian operating expenses net of provincial taxes			Urea changes by $20/tonne	± 0.05

		- 0.01	Volume	Potash changes by 100,000 tonnes	± 0.05

				Nitrogen changes by 50,000 N tonnes	- 0.03

	Translation gain/loss	- 0.01		Phosphate changes by 50,000 P2O5 tonnes	- 0.05

The above sensitivities affect cash flow as well, except the translation gain/loss which is primarily non-cash.

INDICATORS TO WATCH IN 2008

Fertilizer	Feed and Industrial

• Weather and global acreage planted
• Ethanol and biodiesel developments
• US corn acres
• US dollar exchange rates with global currencies
• Global crop prices
• Ocean freight rates
• Prices for natural gas, ammonia and sulfur
• EU and US nitrogen curtailments
• Brazil’s weather, soybean prices, credit policy, soybean acres planted

• China’s agricultural taxes, subsidies, corn exports, soybean imports
• China’s policy on exporting phosphate rock, DAP/MAP and urea
• India’s subsidy policy
• India’s urea and DAP production levels
• US progress on new Farm Bill
• Project capital costs
• New capital project announcements

• Health of US and world economies
• Effect of livestock-based disease restrictions on world trade, e.g. avian flu, foot and mouth disease
• Potential tightening of restrictions on the use of meat and bone meal in animal feeds
• Impact of residual grain from ethanol production on US feed phosphate consumption
• Consumer spending, housing starts, household improvements, and vehicle production and sales

POTASHCORP 2007 FINANCIAL REVIEW

50	2 0 0 8 O U T L O O K

1 Economy
The International Monetary Fund forecasts continuing strong world economic growth averaging about 5 percent annually for the period 2008-2012. Led by China and India, the booming Asian economies should continue their robust growth, enabling their people to enjoy better diets and broaden their lifestyles with a wide range of products from industry. The slowing US economy is expected to grow by only 1.5 percent in 2008. Despite this, US net cash farm income is projected to exceed a record $95 billion.
2 Global Protein Consumption
People in developing countries currently consume less than half the protein of those in developed countries. Strong GDP growth in those countries in 2008 and beyond is expected to continue to provide higher incomes, allowing people there to increase the protein content of their diets. Much of this protein is expected to be supplied by domestic meat animals, which consume significant amounts of crops such as corn. Production of these crops is expected to continue lagging consumption.
3 Biofuels
Oil prices projected to be substantially above $50 per barrel for the rest of the decade are expected to maintain the momentum of global biofuel programs. The US Energy Bill signed in late 2007 committed the country to use 9 billion gallons of ethanol in 2008, 15 billion gallons of corn-based ethanol by 2015 and 36 billion gallons of renewable fuels by 2022. The 2015 and 2022 targets are more than double and more than five times the 2007 level, respectively. Biofuels are expected to be a necessary part of the energy equation for years to come.
Brazil’s farmers are expected to plant more sugar cane during the next few years to meet anticipated growth in demand for ethanol for both domestic and export markets. High palm oil prices should raise oil palm plantings in Malaysia and Indonesia to supply longer-term demand growth, while increased food use of this product may slow short-term growth in production of export biodiesel for Europe.
4 Crop Prices
With global inventories for wheat and coarse grains projected to fall to record lows by the end of the 2007/08 crop year, prices for these crops are expected to remain strong in 2008 and beyond. Competition for planted acreage is projected to support high prices for other crops such as soybeans, while a robust pricing environment for key global crops such as oil palm, coffee, bananas, cocoa and rubber should continue.
5 N, P and K
More fertilizer is expected to be applied around the world to meet the growing demand for food, animal feed, fiber and fuel. With strong crop prices motivating a push for higher yields, global potash demand is forecast to grow by 5 percent, phosphoric acid by 5 percent and nitrogen by 2.5 percent in 2008.
6 Potash
With projections for ongoing 3-4 percent average growth in annual demand, world potash supply is expected to remain tight for several years. Given the five- to seven-year lead time for greenfield projects – and no announcements to date – significant new production is not anticipated in that period. Some producers are expected to complete small expansions of existing operations in the next five years. PotashCorp, the largest producer, has announced plans to

POTASHCORP 2007 FINANCIAL REVIEW

2 0 0 8 O U T L O O K	51

bring on approximately 5 million tonnes of operational capacity by the end of 2012. Even with additional incremental capacity, the market is expected to remain reasonably tight. The very positive agriculture and potash market conditions should encourage higher potash prices, but perhaps at more moderate growth rates than the unprecedented upward movement of the last six months.
7 Natural Gas
The futures market reflects 2008-2010 US natural gas prices between $7.50 and $9.50/MMBtu and European natural gas prices between $9.00 and $11.00/MMBtu. The cost of Russian gas delivered to the EU is expected to continue to rise, and to Ukraine to average $5.75 in 2008 and exceed $6.00 to the end of the decade. Development of new capacity now costs more everywhere. The rising demand for gas to produce LNG and industrial products is expected to continue to reduce the price gap between lower-cost and higher-cost gas regions. This, together with high shipping costs, may discourage countries with surplus low-cost gas from monetizing it by producing nitrogen products for export.
8 Nitrogen
Rising global need for crops is expected to increase nitrogen fertilizer consumption by 2.5 percent in 2008. Continuing high import demand, lower marginal export supply from former Soviet Union countries and less US and EU domestic supply may counter the new urea and ammonia export capacity expected in 2008, potentially putting moderate downward pressure on markets. Current project plans together with anticipated market growth are expected to maintain reasonable market strength over the next few years.
9 Phosphates
Relatively strong phosphate markets are expected through the end of the decade due to growing demand, recent US shutdowns and few new projects coming on stream in the near future. Rising costs of rock and sulfur are expected to put pressure on phosphate prices in 2008 and underscore the advantage of owning integrated, high-quality rock reserves. However, sulfur costs may in the short term rise significantly faster than some phosphate prices, given the nature of the business with certain customers for certain products.
Substantial new capacity is expected in Saudi Arabia in 2011 or 2012. This could potentially soften markets at that time; however, other global producers reliant on imported production inputs, particularly phosphate rock, may be forced to curtail production, offsetting new capacity. India’s DAP production is expected to continue substantially below capacity due to delays in government subsidy payouts and inefficient operations. US producers will likely continue to focus on domestic markets and convenient offshore markets such as Latin America.

POTASHCORP 2007 FINANCIAL REVIEW

52	F I N A N C I A L C O N D I T I O N R E V I E W

FINANCIAL CONDITION REVIEW
Effective January 1, 2007, we adopted new accounting standards for financial instruments and hedging activities on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The new standards had the following impact on our Consolidated Statements of Financial Position as of December 31, 2007:
•	The fair values of available-for-sale investments are recorded as assets on the Consolidated Statements of Financial Position. The company classified its investments in ICL and Sinofert as available-for-sale and therefore has recorded these investments at their fair value, resulting in a balance of unrealized holding gains in investments of $2,334.1 million, accumulated other comprehensive income of $2,133.7 million and future income tax liability of $200.4 million as of December 31, 2007. The total balance recorded in investments related to ICL and Sinofert as of December 31, 2007 was $2,725.5 million. In previous periods these investments had been recorded at cost which, as of December 31, 2006 and December 31, 2007, was $167.7 million for ICL and $223.7 million for Sinofert.
•	Derivative instruments are generally recorded on the Consolidated Statements of Financial Position at fair value. At December 31, 2007, the fair value of our derivative instrument assets represented a current asset of $30.8 million and a long-term asset of $104.2 million. Of the total, $127.7 million related to natural gas swap, option and physical gas purchase contracts, with $127.6 million of the swap contracts designated as accounting hedges, and $7.3 million related to foreign currency and other forward purchase contracts. As of December 31, 2006, no such derivative instrument assets were recorded on the balance sheet. As of December 31, 2007, the current portion of derivative instrument liabilities of $0.2 million related to natural gas contracts was included in accounts payable and accrued charges. Net gains of $73.5 million on the contracts designated as accounting hedges have been recognized in accumulated other comprehensive income, net of income taxes, as of December 31, 2007, to the extent those hedges are effective; ineffectiveness of $9.6 million arising from January 1 to December 31, 2007 has been recognized as an increase through net income. The future income tax liability associated with these instruments was $50.3 million. Net realized and unrealized gains recognized in net income on physical gas purchase contracts and options not qualifying for hedge accounting arising from January 1 to December 31, 2007 were insignificant; no amounts were recorded in net income during 2006. Hedge ineffectiveness existing on derivative instruments as of January 1, 2007 was recorded as a cumulative effect adjustment to opening retained earnings, net of income tax, resulting in an increase in retained earnings of $0.2 million and a decrease in accumulated other comprehensive income of $0.2 million.

•	Bond issue costs were reclassified from other assets to long-term debt and deferred swap gains were reclassified from other non-current liabilities to long-term debt, resulting in a reduction in other assets of $23.9 million, a reduction in other non-current liabilities of $6.6 million and a reduction in long-term debt of $17.3 million at January 1, 2007. These costs are amortized using the effective interest rate method, and will continue to be amortized over the term of the related liability. As of December 31, 2007, unamortized bond issue costs reduced long-term debt by $24.6 million while unamortized deferred swap gains increased it by $5.3 million.
During 2007, we recorded investments in auction rate securities in investments, which we classified as available-for-sale. As of December 31, 2007, the balance recorded in investments was $56.0 million (face value $132.5 million), resulting in a balance of unrealized holding losses of $76.5 million. The unrealized losses represent our estimate of diminution in value as of December 31, 2007, resulting from the lack of current liquidity for these investments at year-end and uncertainty as to the ultimate recoverability. Of the total unrealized loss, $26.5 million has been considered other-than-temporary and therefore reduced net income before income taxes, while $50.0 million has been considered temporary and reduced other comprehensive income before income taxes. In prior years, auction rate securities were included with cash and cash equivalents. The company has not reclassified prior years as the adjustments are not considered material.
Total assets were $9,716.6 million at December 31, 2007, an increase of $3,499.6 million or 56 percent over December 31, 2006. During the same period, total liabilities increased by $261.2 million to $3,697.9 million, and total shareholders’ equity increased by $3,238.4 million to $6,018.7 million.
The largest contributors to the increase in assets during 2007 were investments in available-for-sale securities and derivative instruments as described above, cash and cash equivalents, property, plant and equipment and accounts receivable. Cash and cash equivalents increased $393.8 million, largely due to cash flow from operations which was $1,688.9 million during 2007. Accounts

POTASHCORP 2007 FINANCIAL REVIEW

L I Q U I D I T Y & C A P I T A L R E S O U R C E S	53

receivable increased $153.9 million or 35 percent compared to December 31, 2006, which is consistent with the 43 percent increase in sales in the last month of the year. These increases were partially offset by a $73.2 million decline in inventories as they were drawn down due to strong demand that exceeded the company’s production, which was interrupted due to regularly scheduled maintenance at certain locations.
Liabilities increased despite cash flow from operations being used to repay $67.9 million of short-term debt obligations and $400.4 million of long-term debt obligations during 2007, including $400.0 million of 7.125 percent 10-year bonds at maturity. This reduction was more than offset by higher future income tax liability and accounts payable and accrued charges. Future income tax liability increased $356.0 million, of which $250.7 million was attributable to the adoption of new accounting standards for financial instruments and hedging activities as described above, with the remainder primarily driven by the impact of the strengthening Canadian dollar and higher income earned during 2007. Accounts payable and accrued charges were $366.5 million higher than at December 31, 2006 as income taxes payable were up $118.4 million with higher income earned in 2007 combined with a lower Canadian installment base; trade payables were up $99.1 million due to work on the company’s potash expansion projects; accrued payroll was up $42.9 million due to higher incentive plan accruals related to share price appreciation and stronger results year over year; deferred revenue increased $17.3 million as a result of customers prepaying for product to lock in pricing ahead of announced price increases; and dividends payable were up $15.9 million as we doubled our quarterly cash dividend in May 2007.
Share capital, retained earnings and contributed surplus all increased at December 31, 2007 compared to December 31, 2006.
Share capital was $29.7 million higher due to the issuance of common shares upon stock option exercises and under our dividend reinvestment plan. Recognition of compensation cost associated with our stock-based compensation plans increased contributed surplus by $38.6 million while the issuance of common shares arising from stock option exercises reduced the balance, for a net increase of $36.6 million. Net earnings of $1,103.6 million for 2007 increased retained earnings while dividends declared of $110.6 million and a cumulative effect adjustment related to the adoption of new accounting standards (as described above) reduced the balance, for a net increase in retained earnings of $993.2 million at December 31, 2007 compared to December 31, 2006. We also added a new line in the equity section of the Consolidated Statements of Financial Position for accumulated other comprehensive income as a result of new accounting standards effective January 1, 2007, as described above. Balances comprising accumulated other comprehensive income included (net of related income taxes) $2,098.7 million in net unrealized holding gains on our available-for-sale securities, $73.5 million in net unrealized gains on our natural gas derivatives that qualify for hedge accounting and $6.7 million in unrealized foreign exchange gains on translation of our self-sustaining foreign operations.
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

POTASHCORP 2007 FINANCIAL REVIEW

54	L I Q U I D I T Y & C A P I T A L R E S O U R C E S

CASH REQUIREMENTS
The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year, planned capital expenditures or potential share repurchases.

Contractual Obligations and Other Commitments Payments Due by Period – Dollars (millions)
	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term debt obligations	$1,358.5	$0.2	$2.1	$606.2	$750.0
Estimated interest payments on long-term debt obligations	1,134.4	96.8	193.7	123.1	720.8
Operating leases	657.2	97.4	168.8	136.8	254.2
Purchase obligations	914.2	272.1	221.0	148.3	272.8
Other commitments	88.3	22.7	38.2	7.6	19.8
Other long-term liabilities	1,263.7	49.2	78.4	38.5	1,097.6

Total	$5,416.3	$538.4	$702.2	$1,060.5	$3,115.2

Long-Term Debt Obligations
Long-term debt obligations consists of $1,350.0 million of senior notes that were issued under US shelf registration statements, a net of $5.9 million under back-to-back loan arrangements (described in Note 13 to the consolidated financial statements) and other commitments of $2.6 million payable over the next five years.
The senior notes represent more than 99 percent of our total long-term debt obligations portfolio and are unsecured. Of the senior notes outstanding, $600.0 million bear interest at 7.750 percent and mature in 2011, $250.0 million bear interest at 4.875 percent and mature in 2013 and $500.0 million bear interest at 5.875 percent and mature in 2036. Senior notes in the principal amount of $400.0 million were repaid in full at maturity in June 2007. There are no sinking fund requirements. The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0 million. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with all covenants as at December 31, 2007. Under certain conditions related to change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due 2036 at 101 percent of the principal amount of the senior notes repurchased, plus accrued interest.
The estimated interest payments on long-term debt obligations in the table above include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2007.
Operating Leases
We have long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2022. The most significant operating leases consist of three items. The first is our lease of railcars, which extends to approximately 2022. The second is the lease of port facilities at the Port of Saint John for shipping New Brunswick potash offshore, which runs until 2018. The third is the lease of four vessels for transporting ammonia from Trinidad. One vessel agreement runs until 2018; the others terminate in 2016.
Purchase Obligations
We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table above are based on contract prices.
We have entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table above are based on floor prices and minimum purchase quantities.

POTASHCORP 2007 FINANCIAL REVIEW

L I Q U I D I T Y & C A P I T A L R E S O U R C E S	55

We also have long-term agreements for the purchase of phosphate rock used at our Geismar facility. The commitments included in the table on Page 54 are based on the expected purchase quantity and current net base prices.
Other Commitments
Other operating commitments consist principally of amounts relating to various rail freight contracts, the latest of which expires in 2010, and mineral lease commitments, the latest of which expires in 2028.
Other Long-Term Liabilities
Other long-term liabilities consist primarily of net accrued pension and other post-retirement benefits, future income taxes, environmental costs and asset retirement obligations.
Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 54.
Capital Expenditures
Based on our current exchange rate expectations, during 2008 we expect to incur capital expenditures, including capitalized interest, of approximately $1,090 million for opportunity capital, approximately $310 million to sustain operations at existing levels and approximately $30 million for site improvements.
Investment Liquidity
Investments
Investments include auction rate securities. All securities continue to be rated AAA, with the exception of one investment (face value $19.9 million) which has a split rating. Although this investment is rated AAA by one ratings agency, another has it sub AAA although still investment grade. Maturities extend through 2046. The securities include collateralized loan obligations with a face value of $48.3 million and collateralized debt obligations with a face value of $84.2 million. As of December 31, 2007, the balance recorded in investments related to these auction rate securities was $56.0 million (face value $132.5 million), resulting in an unrealized loss of $76.5 million. The unrealized loss represents the company’s estimate of diminution in value as of December 31, 2007 resulting from the current lack of liquidity for these investments at year-end and uncertainty as to the ultimate recoverability. Of the decline in value, $50.0 million is presently considered temporary and $26.5 million is considered other-than-temporary. We have commenced an arbitration proceeding against the investment firm that purchased the securities for our account without our authorization, and we intend to pursue our claim vigorously.
We are exposed to liquidity and credit risk on investments in auction rate securities due to the current lack of liquidity that has existed since August 2007; therefore the securities are being held in our account for longer than the approximate 28 days that was originally anticipated. We are uncertain as to when the liquidity for such securities will improve. As a result, during the fourth quarter we reclassified the investments from short-term to long-term, reflecting that liquidity may not return within one year and, further, that we may hold the investments for a longer period of time, as we are able to do.
Sources and Uses of Cash
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:

Dollars (millions) except percentage amounts
			% Increase (Decrease)
	2007	2006	2005	2007	2006
Cash provided by operating activities	$1,688.9	$696.8	$865.1	142	(19)
Cash (used in) investing activities	$(758.1)	$(839.7)	$(555.3)	(10)	51
Cash (used in) provided by financing activities	$(537.0)	$374.7	$(674.8)	n/m	n/m

Increase (decrease) in cash and cash equivalents	$393.8	$231.8	$(365.0)	70	n/m

n/m = not meaningful

Dollars (millions) except ratio and percentage amounts

	December 31	December 31	December 31	% Increase (Decrease)
	2007	2006	2005	2007	2006

Current assets	$1,811.3	$1,310.2	$1,110.8	38	18
Current liabilities	$(1,001.9)	$(1,103.5)	$(1,096.1)	(9)	1
Working capital	$809.4	$206.7	$14.7	292	n/m
Current ratio	1.81	1.19	1.01	52	18

n/m = not meaningful

POTASHCORP 2007 FINANCIAL REVIEW

56	L I Q U I D I T Y & C A P I T A L R E S O U R C E S

Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings against our line of credit and commercial paper program, long-term debt issued under our US shelf registration statements, and long-term debt drawn down under our syndicated credit facility. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, intercorporate investments, dividends, and interest and principal payments on our debt securities.
Cash provided by operating activities grew to $1,688.9 million in 2007, an increase of 142 percent compared to 2006, largely attributable to net income of $1,103.6 million which was $471.8 million higher than in 2006. The strengthening of the Canadian dollar against the US dollar in 2007 increased the reconciliation of net income to cash provided by operating activities by $51.9 million compared to 2006, when the impact was negligible. The increase in provision for future income taxes positively impacted the change in reconciliation of net income to cash provided by operating activities by $69.6 million, and higher depreciation and amortization expense in 2007 due to recent expansion projects now being depreciated improved it by an additional $48.9 million compared to 2006. The change in accounts payable and accrued charges of $250.9 million contributed a further $520.0 million in additional cash flows for 2007 compared to 2006. Accounts payable and accrued charges increased during 2007 with higher incentive plan accruals, trade accounts payable, income taxes payable, deferred revenues and dividends payable. This compares to 2006 when the change in accounts payable represented a cash outflow of $269.1 million due to (1) reductions in income tax payable because of paying 2005 Canadian income taxes due in first-half 2006 and making Canadian income tax installments for 2006 based on expectations higher than actual results; (2) lower hedging margin deposits as a result of falling natural gas prices and reduced volume of derivative instruments outstanding; and (3) payments of incentive compensation accruals related to performance units granted under the company’s medium-term incentive plan (which is evaluated on a three-year cycle and paid every three years). These were partially offset by the change in other long-term liabilities which negatively impacted the reconciliation of net income to cash provided by operating activities by $57.9 million in 2007 compared to a positive impact of $13.4 million in 2006, a change of $71.3 million that was significantly attributable to increased pension funding during 2007. Further, the change in accounts receivable negatively impacted 2007 operating cash flows by $154.6 million compared to a positive impact of $11.0 million in 2006, as accounts receivable increased more at the end of 2007 than 2006 with significantly higher product pricing.
Cash used in investing activities declined $81.6 million year over year. The most significant cash outlays included:
•	During the first quarter of 2007, $9.7 million was paid to settle outstanding amounts related to the December 2006 purchase of additional shares in SQM. During the third quarter of 2007, we purchased an additional 1,011,062 shares of SQM for cash consideration of $16.8 million, which was financed by cash on hand. Our ownership interest in SQM remains at approximately 32 percent. During 2006, we acquired additional interests in Sinofert, APC and SQM for cash consideration of $352.5 million. The Sinofert purchase price was financed by short-term debt; the purchase prices of APC and SQM were financed by cash on hand.

•	Our spending on property, plant and equipment was $607.2 million in 2007, an increase of $98.6 million over 2006. Approximately 56 percent (2006 — 58 percent) of our consolidated capital expenditures related to the potash segment.
•	We invested $132.5 million in investments in the form of auction rate securities during 2007.
Cash used in financing activities increased $911.7 million during 2007 compared to the cash inflow from financing activities in 2006. During 2007, we repaid $400.0 million of 10-year bonds that matured in June 2007 while we received $483.9 million proceeds from issuance of long-term debt (net of discount and issue costs) in 2006. Dividend payments increased as we doubled our quarterly dividend in May 2007 (from $0.05 per share to $0.10 per share), using an additional $32.7 million, while $26.4 million lower repayments of short-term debt (as the balance was reduced through 2006) partially offset this.
We believe that internally generated cash flow, supplemented by borrowing from existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements in 2008, exclusive of any possible acquisitions, as was the case in 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.

POTASHCORP 2007 FINANCIAL REVIEW

C A P I T A L S T R U C T U R E & M A N A G E M E N T	57

CAPITAL STRUCTURE AND MANAGEMENT

Capital Structure Dollars (millions), except as noted

	December 31, 2007	December 31, 2006

Short-term debt obligations	$90.0	$157.9
Current portion of long-term debt obligations	0.2	400.4
Long-term debt obligations	1,358.3	1,357.1
Deferred debt costs and swap gains included in long-term debt	(18.9)	–

Total debt	1,429.6	1,915.4
Shareholders’ equity	$6,018.7	$2,780.3

Total debt to capital	19%	41%

Fixed rate debt obligations as a percentage of total debt obligations	93%	91%

Common shares outstanding	316,411,209	314,403,147
Stock options outstanding	14,006,984	14,305,644

Dividend payout ratio	10%	10%

Principal Debt Instruments Dollars (millions) at December 31, 2007

	Total	Amount	Amount	Amount
	Amount	Outstanding	Committed	Available

Syndicated credit facility	$750.0	$–	$90.0	$660.0
Line of credit	75.0	–	23.9	51.1
Commercial paper	750.0	90.0	–	660.0
US shelf registrations	4,000.0	1,350.0	–	2,250.0	[1]

[1]	$400.0 million of senior notes issued under one of the company’s US shelf registration statements were repaid in full at maturity; no additional amount is available in respect of the principal of these senior notes.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and fixed rates on our long-term debt.

We have a $750.0 million syndicated credit facility that provides for unsecured advances. The credit facility was renewed in September 2005 for a five-year term, extended in September 2006 for one additional year, and extended in October 2007 through May 31, 2013. The amount available to us is the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding. No funds were borrowed under the facility as of December 31, 2007. The line of credit was renewed in September 2007 for the period to May 2009; it will be renewable annually beginning in May 2009. Outstanding letters of credit and direct borrowings reduce the amount available. Both the line of credit and the syndicated credit facility have financial tests and other covenants with which we must comply at each quarter-end. Principal covenants under the credit facility and line of credit require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term debt-to-EBITDA (defined in the respective agreements as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 million and debt of subsidiaries not to exceed $650.0 million. The syndicated credit facility and line of credit are also subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0 million. Non-compliance with any of the above covenants could result in accelerated payment of the related debt and amount due under the line of credit, and termination of the line of credit. We were in compliance with all covenants as at December 31, 2007.

The commercial paper market is a source of “same day” cash for the company. Access to this source of short-term financing depends primarily on maintaining our R1 low credit rating by DBRS and conditions in the money markets. The interest rates at which we issue long-term debt are partly based on the quality of our credit ratings, which are all investment grade. Our credit rating, as measured by Standard & Poor’s senior debt ratings and Moody’s senior debt ratings, remained unchanged from December 31, 2006 at BBB+ with a stable outlook and Baa1 with a stable outlook, respectively.

POTASHCORP 2007 FINANCIAL REVIEW

58	M A R K E T R I S K S A S S O C I A T E D W I T H F I N A N C I A L I N S T R U M E N T S

We also have US shelf registration statements, one of which was registered in 2007 for $2,000.0 million, under which we may issue up to an additional $2,250.0 million in unsecured debt securities.

For 2007, our weighted average cost of capital was 10.0 percent (2006 – 8.8 percent), of which 96 percent represented equity (2006 – 86 percent).

Outstanding Share Data

We had 316,411,209 common shares issued and outstanding at December 31, 2007, compared to 314,403,147 common shares issued and outstanding at December 31, 2006. The company issued 2,008,062 common shares pursuant to the exercise of stock options and under our dividend reinvestment plan.

During the second quarter, the 2007 Performance Option Plan was approved by our shareholders. It permits the grant to eligible employees of options to purchase common shares of the company at an exercise price that shall not be less than the quoted market closing price of the shares on the day prior to the grant. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.

At December 31, 2007, there were 14,006,984 options to purchase common shares outstanding under the company’s five stock option plans, as compared to 14,305,644 at December 31, 2006.

Off-Balance Sheet Arrangements

In the normal course of operations, PotashCorp engages in a variety of transactions that, under Canadian GAAP, are either not recorded on our Consolidated Statements of Financial Position or are recorded on our Consolidated Statements of Financial Position in amounts that differ from the full contract amounts. Principal off-balance sheet activities we undertake include issuance of guarantee contracts, certain derivative instruments and long-term fixed price contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements. These types of arrangements are discussed below.

Guarantee Contracts

Refer to Note 30 to the consolidated financial statements for information pertaining to our guarantees.

Derivative Instruments

We use derivative financial instruments to manage exposure to commodity price, interest rate and foreign exchange rate fluctuations. As a result of new accounting changes effective January 1, 2007,

as described in Note 3 to the consolidated financial statements, regardless of whether the derivatives are designated as hedges for Canadian GAAP purposes, they are recorded on the Consolidated Statements of Financial Position at fair value and marked-to-market each reporting period, except for certain non-financial derivatives that have qualified for and for which we have documented a normal purchase or normal sale exception in accordance with the accounting standards.

Long-Term Fixed Price Contracts

Certain of our long-term raw materials agreements contain fixed price components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 54.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. The following discussion provides additional detail regarding our exposure to the risks of changing commodity prices, interest rates and foreign exchange rates. A discussion of enterprise-wide risk management can be found on Pages 29 to 30. A discussion of certain liquidity and credit risk related to our investments can be found under “Liquidity and Capital Resources – Investment Liquidity” on Page 55.

Commodity Risk

Our natural gas purchase strategy is based on diversification for our total gas requirements (which represent the forecast consumption of natural gas volumes by our manufacturing and mining facilities). The objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk.

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

POTASHCORP 2007 FINANCIAL REVIEW

R E L A T E D P A R T Y T R A N S A C T I O N S	59

A sensitivity analysis has been prepared to estimate our market risk exposure arising from derivative commodity instruments. The fair value of such instruments is calculated by valuing each position using quoted market prices where available or prices provided by other external sources. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis indicate that as of December 31, 2007, our estimated derivative commodity instruments’ market risk exposure was $48.9 million (2006 – $30.5 million), based on our gas hedging contracts fair-valued at $127.5 million (2006 – $120.3 million). Actual results may differ from this estimate. Changes in the fair value of such derivative instruments, with maturities in 2008 through 2017, will generally relate to changes in the spot price of natural gas purchases.

Interest Rate Risk

We address interest rate risk by using a diversified portfolio of fixed and floating rate instruments. This exposure is also managed by aligning current and long-term assets with demand and fixed-term debt and by monitoring the effects of market changes in interest rates.

As at December 31, 2007, our short-term debt (comprised of commercial paper) was $90.0 million, our current portion of long-term debt obligation maturities was $0.2 million and our long-term portion of debt obligation maturities was $1,358.3 million. Long-term debt obligation maturities, including the current portion, are comprised primarily of $1,350.0 million of senior notes that were issued under our US shelf registration statements. Since most of our outstanding borrowings have fixed interest rates, the primary market risk exposure is to changes in fair value. It is estimated that, all else constant, a hypothetical 10 percent change in interest rates would not materially impact our results of operations or financial position. If interest rates changed significantly, management would take appropriate actions to manage our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

We are also exposed to changes in interest rates related to our investments in marketable securities and auction rate securities. At December 31, 2007, our marketable securities in cash and cash equivalents had a face value and fair value of $719.5 million, and auction rate securities had a face value of $132.5 million and fair value of $56.0 million. Interest rates on marketable securities are floating and therefore vary directly with the Canadian and US market interest rates.

Interest rates on auction rate securities are typically reset every 28 days through the sale of the securities in a dutch auction process; however, in the event of market illiquidity the interest rate is reset based on a spread to LIBOR. As a result of current negative conditions in the global credit markets, auctions for the investments in these securities that are held in the company’s trading account have recently failed to settle on their respective settlement dates and instead have paid interest based on the prescribed spread to LIBOR. As of December 31, 2007, our estimated interest rate risk exposure on our marketable securities was minimal due to the short-term nature of the investments, as was the impact on auction rate securities since the provisions of those agreements, in the current market situation, guarantee a fixed spread regardless of where the market interest rates move. It is estimated that, all else constant, a hypothetical 10 percent change in interest rates would not materially impact our results of operations or financial position.

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

As at December 31, 2007, we had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $60.0 million (2006 – $100.0 million) at an average exchange rate of 1.0176 (2006 – 1.1478) per US dollar and to sell US dollars and receive Hong Kong dollars in the notional amount of $174.5 million (2006 – $NIL) at an average exchange rate of 7.7937 (2006 – NIL) per US dollar. The company had also entered into other small forward contracts. Maturity dates for all forward contracts are within 2008 and 2009.

RELATED PARTY TRANSACTIONS

The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex Sales for the year ended December 31, 2007 were $782.7 million (2006 – $467.1 million; 2005 – $577.1 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.

POTASHCORP 2007 FINANCIAL REVIEW

60	C R I T I C A L A C C O U N T I N G E S T I M A T E S

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

Variable Interest Entities

In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (VIE) accounting guidance. Management needs to exercise significant judgment to determine if entities are VIEs and, if so, whether such VIE relationships are required to be consolidated. This process involves first understanding the arrangements to determine whether the entity is considered a VIE under the accounting rules. We use a variety of complex estimation processes that may consider both qualitative and quantitative factors, and may involve the use of assumptions about the business environment in which an entity operates and analysis and calculation of its expected losses and its expected residual returns, where necessary. These quantitative processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Where an entity is determined to be a VIE, our interests are compared to those of the unrelated outside parties to identify the party that is the primary beneficiary, and thus should consolidate the entity. In addition to the areas of judgment mentioned above, there is a significant amount of judgment exercised in interpreting the provisions of the accounting guidance and applying them to our specific transactions.

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

Due to the long-term nature of these plans, the calculation of expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by our actuaries. The discount rate reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. We determine the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefit and medical claims payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The expected rate of return on plan assets assumption is based on expected returns for the various asset classes. Other assumptions are based on actual experience and our best estimates. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We have included a table in Note 15 to the consolidated financial statements that quantifies the impact of these differences in each of the last three years. These differences relate primarily to: (1) actual versus expected return on plan assets; (2) actual actuarial gains/losses incurred on the benefit obligation versus those expected and recognized in the consolidated financial statements; and (3) actual past service costs incurred as a result of plan amendments versus those expected and recognized in the consolidated financial statements.

POTASHCORP 2007 FINANCIAL REVIEW

C R I T I C A L A C C O U N T I N G E S T I M A T E S	61

The following table provides the sensitivity of benefit obligations and expense for our major plans to changes in the discount rate, expected long-term return on plan assets, rate of compensation increase and medical trend rate assumptions. A lower discount rate results in a higher benefit obligation and a lower funded status. Similarly, poor fund performance results in a lower fair value of plan assets and a lower funded status. In either situation, we may have to increase cash contributions to the benefit plans. The sensitivity analysis should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear. For further details on our annual expense and obligation, see Note 15 to the consolidated financial statements.

Impact of a 0.5% Change in Key Assumptions
Dollars (millions)

	Pension Plans		Other Plans

	Obligation	Expense	Obligation	Expense
Discount rate
Decrease in assumption	$42.5	$4.0	$19.5	$2.2
Increase in assumption	(38.3)	(3.6)	(18.3)	(2.1)
Expected long-term rate of return
Decrease in assumption	n/a	3.2	n/a	n/a
Increase in assumption	n/a	(3.2)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(6.9)	(1.4)	(0.2)	–
Increase in assumption	7.0	1.5	0.2	–
Medical trend rate
Decrease in assumption	n/a	n/a	(15.2)	(2.8)
Increase in assumption	n/a	n/a	17.7	3.3

n/a = not applicable

Asset Retirement Obligations and Other Environmental Costs

We have significant liabilities relating to asset retirement obligations and other environmental matters. The major categories of our asset retirement obligations include reclamation and restoration costs at our potash and, most particularly, phosphate mining operations. Other environmental liabilities typically relate to regulatory compliance, environmental management associated with ongoing operations other than mining, and site assessment and remediation of contamination related to the activities of the company and our predecessors.

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

Accruals for asset retirement obligations and other environmental matters totaled $134.7 million at December 31, 2007 (2006 – $119.3 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.

Fair Value

We have significant financial instruments recorded at fair value on the balance sheet. Financial assets classified as held-for-trading are recorded at fair value with realized and unrealized gains and losses reported in net income. Financial assets classified as available-for-sale or as hedging derivatives are recorded at fair value with unrealized gains and losses reported in accumulated other comprehensive income unless any unrealized losses are considered other-than- temporary, in which case they are recognized in net income, and to the extent that the hedging derivatives are considered effective. Financial liabilities classified as held-for-trading are recorded at fair value with realized and unrealized gains and losses reported in net income.

We have classified investments in ICL, Sinofert and auction rate securities as available-for sale; physical natural gas purchase contracts, natural gas options and foreign exchange and other forward contracts as held-for-trading; and natural gas futures and swaps as hedging derivatives. All of these are therefore recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined that can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of costs/prices over time, discount rates, inflation rates and other relevant variables.

POTASHCORP 2007 FINANCIAL REVIEW

62	C R I T I C A L A C C O U N T I N G E S T I M A T E S

There is currently no active market for the auction rate securities in our trading account and therefore fair value is based on valuation techniques that reflect our own expectations about the assumptions that market participants would use in pricing the asset in a current transaction (including information obtained on transactions in the marketplace for other investments that may be considered similar, information on expected cash flows based on our position of priority within the tranches, information on expected cash flows based on information available regarding the underlying securities, and assumptions about risk) as of the balance sheet date. Fair value for our investments in Sinofert and ICL is based on the closing bid price as of the balance sheet date. Futures contracts are exchange-traded and fair value is determined based on exchange prices. Other forward contracts are based on underlyings that are exchange-traded and therefore fair value is determined based on these prices. Swaps and option agreements are traded in the over-the-counter market and fair value is calculated based on models and other valuation techniques that include prices sourced from observable data.

Fair values are also used in the assessment of asset impairment, as discussed further below.

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

Asset Impairment

We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. As at December 31, 2007, we determined that there were no triggering events requiring impairment analysis.

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed that requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units is determined from internally developed valuation models that consider various factors such as normalized and projected earnings, present value of future cash flows and discount rates. In each of the last two years, we tested goodwill for impairment, and in each year we determined that, based on our assumptions, the fair value of our reporting units exceeded their carrying amounts and therefore we did not recognize impairment.

Investments that are classified as available-for-sale, carried at cost or accounted for using the equity method are also reviewed to determine whether fair value is below carrying value. Factors and judgments we consider in determining whether a loss is temporary as compared to other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. We determined the fair value of the auction rate securities held in our trading account to be $56.0 million as of

POTASHCORP 2007 FINANCIAL REVIEW

R E C E N T A C C O U N T I N G C H A N G E S & E F F E C T I V E D A T E S	63

December 31, 2007, representing an impairment of $76.5 million as compared to the par value of the securities. Of the total impairment, $50.0 million has been classified as temporary and $26.5 million has been classified as other-than-temporary. The securities were reviewed on an individual basis to determine whether the impairment was temporary or other-than-temporary. Two were identified as being other-than-temporarily impaired based on the vintage of the underlying securities and complexity of the structures. The entire impairment on these two securities was therefore classified as other-than-temporary. For those investments for which the impairment in fair value is considered temporary, the company has the ability to hold the securities until the temporary impairment in fair value is recovered, which may not be until a recovery of the auction process or until maturity. However, the estimated fair value of the investments in auction rate securities could decline in future periods based on market conditions, which could result in additional impairment charges. None of our other investments were considered impaired, either temporarily or other-than-temporarily, as of December 31, 2007.

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

Stock-Based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of Canadian GAAP. As such, stock-based compensation expense for equity-settled plans is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of such stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock and expected dividends. In addition, judgment is required to estimate the number of stock-based awards that are expected to be forfeited.

For those awards with performance conditions that determine the number of options or units to which our employees will be entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Depreciation and Amortization

We depreciate certain mining and milling assets and pre-stripping costs using the units of production method based on the shorter of estimates of reserve or service lives. We have other assets that we depreciate on a straight-line basis over their estimated useful lives.

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

As discussed on Page 62, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We believe it is unlikely that revisions to our estimates of reserves would give rise to an impairment of our assets because of their significant size in relation to our asset-carrying values.

RECENT ACCOUNTING CHANGES AND EFFECTIVE DATES

Refer to Note 3 to the consolidated financial statements for information pertaining to accounting changes effective in 2007, and Notes 2 and 33 to the consolidated financial statements for information on issued accounting pronouncements that will be effective in future years.

POTASHCORP 2007 FINANCIAL REVIEW

64	F O R W A R D – L O O K I N G S T A T E M E N T S

FORWARD-LOOKING STATEMENTS

This 2007 Financial Review, including the “Key Earnings Sensitivities” and “Outlook” sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this 2007 Financial Review, including foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the results of negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2007 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

POTASHCORP 2007 FINANCIAL REVIEW

11 Y E A R R E P O R T	65

FINANCIAL DATA (in millions of US dollars except share, per-share and percentage amounts)

	2007		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997[1]
Sales Potash	1,797.2		1,227.5	1,341.1	1,056.1	758.7	669.0	655.2	710.3	688.6	663.3	644.0
Nitrogen	1,799.9		1,284.1	1,368.8	1,210.4	1,156.4	841.4	993.5	964.5	744.7	844.2	939.3
Phosphate	1,637.1		1,255.1	1,137.3	977.9	883.9	714.0	732.1	868.1	922.3	1,099.5	1,036.7
Total sales	5,234.2		3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0
5-year CAGR [2]	18.7%
10-year CAGR [2]	7.2%
Gross margin Potash	912.3		561.1	707.4	422.8	203.7	218.0	248.1	307.4	304.2	319.2	261.4
Nitrogen	536.1		315.6	318.7	242.8	193.2	47.4	94.7	104.7	(21.4)	64.8	133.0
Phosphate	432.8		125.3	98.9	15.8	(16.5)	41.9	64.5	76.8	130.5	230.1	196.6
Total gross margin	1,881.2		1,002.0	1,125.0	681.4	380.4	307.3	407.3	488.9	413.3	614.1	591.0
5-year CAGR [2]	43.7%
10-year CAGR [2]	12.3%
Depreciation and amortization Potash	71.7		58.3	64.5	66.4	52.4	46.3	34.1	40.9	37.2	36.2	39.6
Nitrogen	88.2		77.6	72.0	79.7	86.4	88.0	72.8	66.1	83.5	86.7	69.0
Phosphate	121.1		94.6	95.6	84.4	78.9	76.8	72.0	68.1	61.8	59.1	55.1
Other	10.3		11.9	10.3	9.5	9.7	8.0	6.8	11.9	8.6	8.9	6.3
Total depreciation and amortization	291.3		242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0
Operating income (loss)	1,588.5		875.5	892.6	514.3	(55.6)	166.9	269.7	326.8	(353.0)	442.3	442.0
Net income (loss)*[3]	1,103.6		631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1
5-year CAGR [2]	83.1%
10-year CAGR [2]	14.0%
Net income (loss) per share – basic [4]	3.50		2.03	1.67	0.92	(0.40)	0.17	0.39	0.63	(1.27)	0.80	0.95
Net income (loss) per share – diluted [4]	3.40		1.98	1.63	0.90	(0.40)	0.17	0.39	0.63	(1.27)	0.80	0.94
Dividends per share	0.35		0.20	0.20	0.18	0.17	0.17	0.17	0.17	0.17	0.16	0.17
Cash provided by operating activities	1,688.9		696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8
Working capital	809.4		206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7
Total assets	9,716.6		6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6
Long-term debt obligations	1,358.3	[5]	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0
Shareholders’ equity	6,018.7		2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9
Shares outstanding at the end of the year (thousands) [4,6]	316,411		314,403	310,782	331,893	318,672	312,468	311,712	311,046	322,164	325,464	323,376

OPERATING DATA (thousands)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997[1]
Employees at year-end (actual #)	5,003	4,871	4,879	4,906	4,904	5,199	4,997	5,338	5,498	5,744	5,751
Potash production (KCl) tonnage	9,159	7,018	8,816	7,914	7,094	6,447	6,128	7,149	6,388	6,995	6,483
Nitrogen production (N) tonnage	2,986	2,579	2,600	2,558	2,619	2,990	3,032	2,706	3,138	3,121	2,349
Phosphate production (P2O5) tonnage	2,164	2,108	2,097	1,962	1,861	1,512	1,573	2,042	2,124	2,363	2,282
Potash sales – manufactured KCl tonnes	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640
Nitrogen sales – manufactured product tonnes	5,731	4,675	4,843	4,734	5,367	5,911	5,753	5,864	6,271	6,032	4,927
Phosphate sales – manufactured product tonnes	4,151	3,970	3,860	3,675	3,560	2,809	2,987	3,861	4,002	4,627	4,434

[1]	Data for 1997 and thereafter reflect the acquisition of Arcadian Corporation on March 6, 1997.
[2]	Compound annual growth rate expressed as a percentage.
[3]	There were no extraordinary items or discontinued operations in any of the accounting periods.
[4]	All share and per-share data have been retroactively restated to reflect the stock dividend of two common shares for each share owned by shareholders of record at the close of business on May 22, 2007. The stock dividend had the same effect as a three-for-one stock split.
[5]	Represents long-term debt obligations and does not include unamortized costs. (See Note 13 to the company’s consolidated financial statements for description of such amounts.)
[6]	Common shares were repurchased in 2005, 2000 and 1999 in the amounts of 28.500 million, 6.210 million and 1.890 million, respectively.
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
Additional Information
*	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments are included (as applicable) in the data for 2007, 2006, 2004, 2003, 2000 and 1999 in the amounts of $18.6, $4.5, $(30.8), $203.2, $1.5 and $547.1, respectively.

POTASHCORP 2007 FINANCIAL REVIEW

66	F I N A N C I A L P E R F O R M A N C E I N D I C A T O R S

SUMMARY (in millions of US dollars except share, per-share and tonnage amounts)

	2007	2006	2005		2004	2003	2002	2001		2000	1999		1998		1997

Net income (loss) [1]	1,103.6	631.8	542.9		298.6	(126.3)	53.6	121.2		198.0	(412.0)		261.0		297.1
Net income (loss) share – diluted	3.40	1.98	1.63		0.90	(0.40)	0.17	0.39		0.63	(1.27)		0.80		0.94
EBITDA [2]	1,879.8	1,117.9	1,135.0		754.3	171.8	386.0	455.4		513.8	(161.9)		633.2		612.0
Cash flow prior to working capital changes [3]	1,525.3	940.8	860.3		538.3	368.5	289.2	345.8		405.1	319.6		556.2		489.3
Cash provided by operating activities	1,688.9	696.8	865.1		658.3	385.5	316.4	75.7		480.4	343.6		578.0		467.8
Return on assets	11.4%	10.2%	10.1%		5.8%	(2.8% )	1.1%	2.6%		4.8%	(10.5%	)	5.8%		6.7%
Cash flow return [4]	20.4%	14.5%	14.7%		11.1%	2.9%	6.3%	8.5%		10.5%	(3.7%	)	12.6%		13.0%
Weighted average cost of capital	10.0%	8.8%	8.3%		8.4%	7.3%	7.3%	7.7%		8.7%	8.7%		8.3%		8.8%
Total shareholder return	201.6%	79.6%	(2.7%	)	93.4%	37.5%	5.2%	(20.4%	)	64.6%	(23.0%	)	(21.9%	)	(1.1%	)
Total debt to capital	19.2%	40.8%	41.5%		36.4%	42.3%	41.7%	42.1%		31.1%	31.9%		29.5%		35.7%
Net debt to capital [5]	10.6%	36.4%	39.9%		27.5%	42.2%	41.3%	41.3%		28.7%	30.8%		28.1%		35.5%

RECONCILIATIONS AND CALCULATIONS (in millions of US dollars except share, per-share and tonnage amounts)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Net income (loss) [1]	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1
Income taxes	416.2	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1
Interest expense	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8
Depreciation and amortization	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0

EBITDA [2]	1,879.8	1,117.9	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2	612.0
5-year CAGR [7]	37.2%
10-year CAGR [7]	11.9%

Cash flow prior to working capital changes [3]	1,525.3	940.8	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2	489.3

Accounts receivable	(154.6)	11.0	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)	33.8	48.8	23.5
Inventories	60.3	13.9	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)	19.9
Prepaid expenses and other current assets	7.0	0.2	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)	3.2	(16.6)	3.7
Accounts payable and accrued charges	250.9	(269.1)	238.1	188.7	33.3	60.4	(266.2)	158.0	3.1	(2.5)	(68.6)

Changes in non-cash operating working capital	163.6	(244.0)	4.8	120.0	17.0	27.2	(270.1)	75.3	24.0	21.8	(21.5)

Cash provided by operating activities	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0	467.8

Net income (loss)	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1
Total assets	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6

Return on assets	11.4%	10.2%	10.1%	5.8%	(2.8% )	1.1%	2.6%	4.8%	(10.5% )	5.8%	6.7%

Net income (loss)	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0	297.1
Income taxes	416.2	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5	69.1
Interest expense	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8	75.8
Current income taxes	(296.6)	(108.1)	(227.3)	(105.4)	–	(24.2)	(20.5)	(32.6)	(14.7)	(19.4)	(34.6)
Depreciation and amortization	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9	170.0

Cash flow [4]	1,583.2	1,009.8	907.7	648.9	171.8	361.8	434.9	481.2	(176.6)	613.8	577.4

Total assets	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3	4,427.6
Cash and cash equivalents	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)
Fair value of natural gas hedging derivative assets	(127.6)	–	–	–	–	–	–	–	–	–	–
Accumulated depreciation of property, plant and equipment	2,280.7	2,073.8	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8	951.0	812.4	662.0
Net unrealized gains on available-for-sale securities	(2,284.1)	–	–	–	–	–	–	–	–	–	–
Accumulated amortization of other assets and intangible assets	47.0	72.6	66.4	65.1	70.1	59.1	42.0	38.0	42.0	49.2	17.7
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	7.3	7.3	4.3	1.4	27.4	12.7
Accounts payable and accrued charges	(911.7)	(545.2)	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)	(348.1)

Adjusted assets	8,008.7	7,499.8	6,422.7	5,895.3	5,835.9	5,835.2	5,604.2	4,673.9	4,518.1	5,005.6	4,763.1

Average adjusted assets	7,754.3	6,961.3	6,159.0	5,865.6	5,835.6	5,719.7	5,139.1	4,596.0	4,761.9	4,884.4	4,447.0

Cash flow return [4]	20.4%	14.5%	14.7%	11.1%	2.9%	6.3%	8.5%	10.5%	(3.7% )	12.6%	13.0%

See footnotes on Page 68.

POTASHCORP 2007 FINANCIAL REVIEW

F I N A N C I A L P E R F O R M A N C E I N D I CAT O R S	67

RECONCILIATIONS AND CALCULATIONS continued (in millions of US dollars except share, per-share and tonnage amounts)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Weighted average cost of capital	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%	8.8%

End of year closing price (dollars)	143.96	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03	10.65	13.83
Beginning of year opening price (dollars)	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03	10.65	13.83	14.17

Change in share price (dollars)	96.13	21.09	(0.95)	13.28	3.81	0.37	(2.82)	5.02	(2.62)	(3.18)	(0.34)

Dividends paid per share (dollars)	0.30	0.20	0.20	0.18	0.17	0.17	0.17	0.17	0.17	0.16	0.17

Total shareholder return	201.6%	79.6%	(2.7% )	93.4%	37.5%	5.3%	(20.3% )	64.6%	(23.0% )	(21.8% )	(1.2% )

Short-term debt	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9
Current portion of long-term debt	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7	7.4	0.4	2.7
Long-term debt	1,339.4	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3	1,130.0

Total debt	1,429.6	1,915.4	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2	918.9	1,028.6	1,234.6
Cash and cash equivalents	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)

Net debt [5]	710.1	1,589.7	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2	874.9	960.6	1,225.8

Shareholders’ equity	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8	2,227.9

Total debt to capital	19.2%	40.8%	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%	35.7%

Net debt to capital [5]	10.6%	36.4%	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%	35.5%

Current assets	1,811.3	1,310.2	1,110.8	1,243.6	733.9	832.0	819.6	871.7	726.2	774.2	734.5
Current liabilities	(1,001.9)	(1,103.5)	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)	(831.0)	(445.0)	(452.8)

Working capital	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2	281.7
Cash and cash equivalents	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)	(8.8)
Short-term debt	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9	101.9
Current portion of long-term debt	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7	7.4	0.4	2.7

Non-cash operating working capital	180.1	439.3	174.2	184.8	348.9	460.5	502.9	245.8	333.1	356.5	377.5

Sales	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0	2,620.0
Freight	346.1	255.8	249.7	238.7	234.5	215.2	216.7	222.1	212.5	216.5	226.6
Transportation and distribution	124.1	134.1	121.9	104.3	98.7	80.5	83.3	83.1	77.0	77.9	61.7

Net sales [6]	4,764.0	3,376.8	3,475.6	2,901.4	2,465.8	1,928.7	2,080.8	2,237.7	2,066.1	2,312.6	2,331.7

Potash net sales
North American	656.9	470.5	495.6	347.5	230.6	215.3	232.1	237.8	237.4	227.6	210.2
Offshore	909.6	576.0	668.3	504.6	336.2	300.7	293.4	340.9	325.9	317.9	294.0
Miscellaneous and purchased product	13.5	11.7	13.0	42.7	52.3	28.5	6.3	3.4	2.3	2.9	3.8

Total	1,580.0	1,058.2	1,176.9	894.8	619.1	544.5	531.8	582.1	565.6	548.4	508.0

Potash sales (thousands KCl tonnes)
North American	3,471	2,785	3,144	3,246	2,870	2,780	2,894	2,939	2,871	2,702	3,017
Offshore	5,929	4,411	5,020	5,030	4,213	3,547	3,349	3,973	3,603	3,581	3,623

Total	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283	6,640

Weighted average shares outstanding
Basic (thousands)	315,641	311,880	325,704	323,901	313,380	312,126	311,274	314,460	325,380	325,062	313,650

Diluted (thousands)	324,308	318,689	333,234	332,217	313,380	313,896	313,116	316,218	325,380	327,009	316,926

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
See footnotes on Page 68.

POTASHCORP 2007 FINANCIAL REVIEW

68	F I N A N C I A L P E R F O R M A N C E I N D I C A T O R S

Non-GAAP Financial Measures and Footnotes to Reconciliations and Calculations
(in millions of US dollars except share, per-share and tonnage amounts)

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
1	The after-tax effects of asset impairment, plant shutdown, plant closure and office consolidation charges and the gain on sale of long-term investments are included (as applicable) in the data for 2007, 2006, 2004, 2003, 2000 and 1999 in the amounts of $18.6, $4.5, $(30.8), $203.2, $1.5 and $547.1, respectively.

2	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the non-cash effects of asset impairment, plant shutdown, plant closure and office consolidation charges, nor the gain on sale of long-term investments. The non-cash effects of these items applicable to 2007, 2006, 2004, 2003, 2000 and 1999 were $26.5, $6.3, $(30.8), $245.9, $(5.6) and $563.7, respectively. Considering the effects of these non-cash items, adjusted EBITDA for 2007, 2006, 2004, 2003, 2000 and 1999 would have been $1,906.3, $1,124.2, $723.5, $417.7, $508.2 and $401.8, respectively.

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

FINANCIAL TERMS
Adjusted EBITDA = EBITDA + impairment charges + non-cash shutdown / closure-related costs and office consolidation costs – gain on sale of long-term investments
Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997
Cash flow = net income or loss + income taxes + interest – current income taxes + depreciation and amortization
Cash flow return = cash flow / average (total assets – cash and cash equivalents + accumulated depreciation and amortization – accounts payable and accrued charges)
Current income taxes = income tax expense (recovery) – provision for (recovery of) future income tax
Debt to capital = total debt / (total debt + total shareholders’ equity)
EBITDA = earnings (net income or loss) before interest, taxes, depreciation and amortization
Market value of total capital = market value of total debt – cash and cash equivalents + market value of equity
Net debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)
Return on assets = net income or loss / total assets
Total shareholder return = (change in market price per common share + dividends per share) / beginning market price per common share
Weighted average cost of capital = simple quarterly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

POTASHCORP 2007 FINANCIAL REVIEW

Learn more in our online report:
M A N A G E M E N T ’ S R E S P O N S I B I L I T Y		69

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
Our independent registered chartered accountants, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2007 included on Page 71.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.
The audit committee of the Board of Directors is composed of directors who are not officers or employees of PotashCorp. PotashCorp’s interim condensed consolidated financial statements and MD&A are discussed and analyzed by the audit committee with management and the independent registered chartered accountants before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee together with management and the independent registered chartered accountants and are approved by the board.
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
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, as reflected in their report for 2007 included on Page 70.

W. Doyle	W. Brownlee

President and	Executive Vice President and

Chief Executive Officer	Chief Financial Officer

February 15, 2008
POTASHCORP 2007 FINANCIAL REVIEW

70	A C C O U N T A N T S ’ R E P O R T S

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2007 and our report dated February 15, 2008 expresses an unqualified opinion on these consolidated financial statements and includes an explanatory paragraph referring to changes in the Company’s accounting for financial instruments and for mine stripping costs.
Independent Registered Chartered Accountants
Saskatoon, Canada
February 15, 2008
POTASHCORP 2007 FINANCIAL REVIEW

A C C O U N T A N T S ’ R E P O R T S	71

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, the related consolidated statements of operations and retained earnings and cash flow for each of the three years in the period ended December 31, 2007, and the related consolidated statements of comprehensive income and accumulated other comprehensive income for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 3 to the consolidated financial statements, in 2007 the Company: (1) changed its method of accounting for financial instruments to conform to Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530 Comprehensive Income, 3251 Equity, 3855 Financial Instruments – Recognition and Measurement, and 3865 Hedges, and (2) changed its method of accounting for mine stripping costs to conform to CICA Emerging Issues Committee Abstract No. 160 Stripping Costs Incurred in the Production Phase of a Mining Operation.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2008 expresses an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Saskatoon, Canada
February 15, 2008
POTASHCORP 2007 FINANCIAL REVIEW

72	C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at December 31	in millions of US dollars except share amounts
	2007	2006

Assets
Current assets
Cash and cash equivalents	$719.5	$325.7
Accounts receivable (Note 4)	596.2	442.3
Inventories (Note 5)	428.1	501.3
Prepaid expenses and other current assets	36.7	40.9
Current portion of derivative instrument assets (Note 6)	30.8	–

	1,811.3	1,310.2
Derivative instrument assets (Note 6)	104.2	–
Property, plant and equipment (Note 7)	3,887.4	3,525.8
Investments (Note 8)	3,581.5	1,148.9
Other assets (Note 9)	210.7	105.8
Intangible assets (Note 10)	24.5	29.3
Goodwill (Note 10)	97.0	97.0

	$9,716.6	$6,217.0

Liabilities
Current liabilities
Short-term debt (Note 11)	$90.0	$157.9
Accounts payable and accrued charges (Note 12)	911.7	545.2
Current portion of long-term debt (Note 13)	0.2	400.4

	1,001.9	1,103.5
Long-term debt (Note 13)	1,339.4	1,357.1
Future income tax liability (Note 25)	988.1	632.1
Accrued pension and other post-retirement benefits (Note 15)	244.8	219.6
Accrued environmental costs and asset retirement obligations (Note 16)	121.0	110.3
Other non-current liabilities and deferred credits	2.7	14.1

	3,697.9	3,436.7

Commitments, Contingencies and Guarantees (Notes 14, 29 and 30, respectively)
Shareholders’ Equity
Share capital (Note 17)	1,461.3	1,431.6
Unlimited authorization of common shares without par value; issued and outstanding 316,411,209 and 314,403,147 shares at December 31, 2007 and 2006, respectively
Unlimited authorization of first preferred shares; none outstanding
Contributed surplus (Note 18)	98.9	62.3
Accumulated other comprehensive income	2,178.9	–
Retained earnings	2,279.6	1,286.4

	6,018.7	2,780.3

	$9,716.6	$6,217.0

(See Notes to the Consolidated Financial Statements)
Approved by the Board of Directors,

Director	Director
POTASHCORP 2007 FINANCIAL REVIEW

C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S	73

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

for the years ended December 31	in millions of US dollars except per-share amounts
	2007	2006	2005

Sales (Note 19)	$5,234.2	$3,766.7	$3,847.2
Less: Freight	346.1	255.8	249.7
Transportation and distribution	124.1	134.1	121.9
Cost of goods sold (Note 20)	2,882.8	2,374.8	2,350.6

Gross Margin	1,881.2	1,002.0	1,125.0

Selling and administrative (Note 21)	212.6	158.4	144.5
Provincial mining and other taxes (Note 22)	135.4	66.5	137.2
Foreign exchange loss (gain)	70.2	(4.4)	12.5
Other income (Note 23)	(125.5)	(94.0)	(61.8)

	292.7	126.5	232.4

Operating Income	1,588.5	875.5	892.6

Interest Expense (Note 24)	68.7	85.6	82.3

Income Before Income Taxes	1,519.8	789.9	810.3

Income Taxes (Note 25)	416.2	158.1	267.4

Net Income	1,103.6	631.8	542.9

Retained Earnings, Beginning of Year	1,286.4	716.9	701.5

Change in Accounting Policy (Note 3)	0.2	–	–

Repurchase of Common Shares (Note 17)	–	–	(462.5)

Dividends	(110.6)	(62.3)	(65.0)

Retained Earnings, End of Year	$2,279.6	$1,286.4	$716.9

Net Income per Share – Basic (Note 26)	$3.50	$2.03	$1.67

Net Income per Share – Diluted (Note 26)	$3.40	$1.98	$1.63

Dividends per Share	$0.35	$0.20	$0.20

(See Notes to the Consolidated Financial Statements)
POTASHCORP 2007 FINANCIAL REVIEW

74	C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31	in millions of US dollars
	2007		2006		2005

Operating Activities
Net income		$1,103.6		$631.8		$542.9
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	291.3		242.4		242.4
Stock-based compensation	38.6		29.5		27.5
Loss (gain) on disposal of property, plant and equipment and long-term investments	7.9		(8.6)		11.8
Provision for auction rate securities	26.5		–		–
Provision for plant shutdowns – phosphate segment	–		6.3		–
Foreign exchange on future income tax	52.4		0.5		8.9
Provision for future income tax	119.6		50.0		40.1
Undistributed earnings of equity investees	(35.6)		(24.5)		(33.5)
Unrealized gain on derivative instruments	(21.1)		–		–
Other long-term liabilities	(57.9)		13.4		20.2
Subtotal of adjustments		421.7		309.0		317.4
Changes in non-cash operating working capital
Accounts receivable	(154.6)		11.0		(107.6)
Inventories	60.3		13.9		(119.9)
Prepaid expenses and other current assets	7.0		0.2		(5.8)
Accounts payable and accrued charges	250.9		(269.1)		238.1
Subtotal of changes in non-cash operating working capital		163.6		(244.0)		4.8

Cash provided by operating activities		1,688.9		696.8		865.1

Investing Activities
Additions to property, plant and equipment		(607.2)		(508.6)		(382.7)
Purchase of long-term investments		(30.7)		(352.5)		(190.9)
Purchase of investments in auction rate securities		(132.5)		–		–
Proceeds from disposal of property, plant and equipment and long-term investments		4.5		22.0		12.4
Other assets and intangible assets		7.8		(0.6)		5.9

Cash used in investing activities		(758.1)		(839.7)		(555.3)

Cash before financing activities		930.8		(142.9)		309.8

Financing Activities
Proceeds from long-term debt obligations		1.5		483.9		–
Repayment and issue costs of long-term debt obligations		(403.6)		(1.3)		(10.1)
(Repayment of) proceeds from short-term debt obligations		(67.9)		(94.3)		158.7
Dividends		(93.6)		(60.9)		(65.4)
Repurchase of common shares		–		–		(851.9)
Issuance of common shares		26.6		47.3		93.9

Cash (used in) provided by financing activities		(537.0)		374.7		(674.8)

Increase (Decrease) in Cash and Cash Equivalents		393.8		231.8		(365.0)
Cash and Cash Equivalents, Beginning of Year		325.7		93.9		458.9

Cash and Cash Equivalents, End of Year		$719.5		$325.7		$93.9

Cash and cash equivalents comprised of:
Cash		$23.1		$7.9		$18.4
Short-term investments		696.4		317.8		75.5

		$719.5		$325.7		$93.9

Supplemental cash flow disclosure
Interest paid		$93.9		$106.8		$86.3
Income taxes paid		$221.0		$226.8		$141.6

(See Notes to the Consolidated Financial Statements)
POTASHCORP 2007 FINANCIAL REVIEW

C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S	75

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31, 2007	in millions of US dollars

	Before		Net of
	Income Taxes	Income Taxes	Income Taxes

Net Income	$1,519.8	$416.2	$1,103.6
Other comprehensive income
Net increase in unrealized gains on available-for-sale securities[1]	1,396.2	87.1	1,309.1
Net gains on derivatives designated as cash flow hedges[2]	49.4	14.8	34.6
Reclassification to income of net gains on cash flow hedges[2]	(57.8)	(17.3)	(40.5)
Unrealized foreign exchange gains on translation of self-sustaining foreign operations	6.7	–	6.7

Other Comprehensive Income	$1,394.5	$84.6	$1,309.9

Comprehensive Income	$2,914.3	$500.8	$2,413.5

[1] Available-for-sale securities are comprised of shares in Israel Chemicals Ltd., Sinofert Holdings Limited and investments in auction rate securities.

[2] Cash flow hedges are comprised of natural gas derivative instruments.
CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

as at and for the year ended December 31, 2007	in millions of US dollars
	Net unrealized	Net unrealized	Unrealized foreign
	gains on	gains on derivatives	exchange gains
	available-for-sale	designated as	on self-sustaining
(Net of related income taxes)	securities	cash flow hedges	foreign operations	Total

Cumulative effect adjustment at January 1, 2007 (Note 3)	$789.6	$79.4	$–	$869.0
Increase (decrease) for 2007	1,309.1	(5.9)	6.7	1,309.9

Accumulated other comprehensive income, December 31, 2007	$2,098.7 [1]	$73.5 [2]	$6.7 [3]	$2,178.9
Retained earnings, December 31, 2007				2,279.6

Accumulated Other Comprehensive Income and Retained Earnings, December 31, 2007				$4,458.5

1  $2,284.1 before income taxes.    2  $119.6 before incone taxes.    3  $6.7 before income taxes.
(See Notes to the Consolidated Financial Statements)

Notes to the PotashCorp Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS

1.	Description of Business	76

2.	Significant Accounting Policies	76

3.	Changes in Accounting Policies	81

4.	Accounts Receivable	82

5.	Inventories	82

6.	Derivative Financial Instruments	83

7.	Property, Plant and Equipment	83

8.	Investments	84

9.	Other Assets	85

10.	Intangible Assets and Goodwill	85

11.	Short-Term Debt	85

12.	Accounts Payable and Accrued Charges	85

13.	Long-Term Debt	86

14.	Commitments	87

15.	Pension and Other Post-Retirement Benefits	87

16.	Environmental Costs and Asset Retirement Obligations	91

17.	Share Capital	92

18.	Contributed Surplus	93

19.	Segment Information	93

20.	Cost of Goods Sold	95

21.	Selling and Administrative	96

22.	Provincial Mining and Other Taxes	96

23.	Other Income	96

24.	Interest Expense	96

25.	Income Taxes	96

26.	Net Income per Share	98

27.	Stock-Based Compensation	98

28.	Financial Instruments and Risk Management	100

29.	Contingencies	101

30.	Guarantees	103

31.	Related Party Transactions	103

32.	Comparative Figures	104

33.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles	104

34.	Subsequent Events	111

POTASHCORP 2007 FINANCIAL REVIEW

76	Notes to the PotashCorp 2007 Consolidated Financial Statements

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
In Canada and the United States, the company owns or leases 168 terminal and warehouse facilities, some of which have multi-product capability, for a total of 206 strategically located distribution points, and services customers with a fleet of approximately 8,570 railcars. In the offshore market, the company owns or leases two warehouses in Brazil and one in China.
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
Key areas where management has made complex or subjective judgments (often as a result of matters that are inherently uncertain) include, among others, the fair value of certain assets; recoverability of investments, long-lived assets and goodwill; mineral reserves; variable interest entities (“VIEs”); derivative instruments; litigation; environmental and asset retirement obligations; pensions and other post-retirement benefits; stock-based compensation; and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
The following accounting policies are considered to be significant:
Principles of Consolidation
The consolidated financial statements include the accounts of PotashCorp and its subsidiaries, and any material VIEs for which the company is the primary beneficiary. Principal operating subsidiaries include:
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
Inventories
Inventories of finished products, raw materials and intermediate products are valued at the lower of cost and market. Cost for substantially all product inventories is determined using the weighted average cost method. Certain inventories of materials and supplies are valued at the lower of average cost and replacement cost, and certain inventories of materials and supplies are valued at the lower of average cost and market.

Notes to the PotashCorp 2007 Consolidated Financial Statements	77

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
2. Significant Accounting Policies continued
Prepaid Expenses
Prepaid expenses include prepaid freight and throughput costs relating to product inventory stored at warehouse and terminal facilities.
Derivative Financial Instruments
See Note 3 for changes in accounting policies in 2007. The following reflects policies in place for 2007.
Derivative financial instruments are used by the company to manage its exposure to exchange rate, interest rate and commodity price fluctuations. The company recognizes its derivative instruments at fair value on the Consolidated Statements of Financial Position where appropriate. Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements), are accounted for as financial instruments.
The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the change in the fair value of the derivative is accumulated in other comprehensive income (“OCI”) until the variability in cash flows being hedged is recognized in earnings in future accounting periods. Ineffective portions of hedges are recorded in earnings in the current period. The change in fair value of derivative instruments not designated as hedges is recorded in income in the current period. For transitional purposes, the company has elected to record embedded derivatives only for contracts entered into or substantively modified on or after January 1, 2003.
The company’s policy is not to use derivative financial instruments for trading or speculative purposes, although it may choose not to designate a relationship as an accounting hedge. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions. The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or if it is no longer probable that the anticipated transaction will occur; or if the derivative instrument is no longer designated as a hedging instrument. If a hedging relationship is terminated, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized into earnings on the same basis as gains, losses, revenue and expenses of the previously hedged item are recognized.
Significant recent derivatives include the following:
•	Natural gas futures, swaps and option agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions. The portion of gain or loss on derivative instruments designated as cash flow hedges that are deferred in accumulated other comprehensive income (“AOCI”) is reclassified into cost of goods sold when the product containing the hedged item impacts earnings. Any hedge ineffectiveness is recorded in cost of goods sold in the current period.
•	Interest rate swaps designated as fair value hedges to manage the interest rate mix of the company’s total debt portfolio and related overall cost of borrowing. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than original contractual interest rates.
•	Foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar. These contracts are not designated as hedging instruments for accounting purposes. Accordingly, they are marked-to-market with changes in fair value recognized through foreign exchange gain or loss in earnings.
•	Agreement for the forward purchase of shares of Sinofert at a fixed Hong Kong dollar amount per share. This contract was not designated as a hedging instrument for accounting purposes. Accordingly, changes in fair value are recognized through other income in earnings.
Property, Plant and Equipment
Property, plant and equipment (which includes certain mine development costs and pre-stripping costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.
Maintenance and repair expenditures that do not improve or extend productive life are expensed in the year incurred.
Certain mining and milling assets are depreciated using the units of production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are amortized on a unit-of-production basis over the ore mined from the mineable acreage stripped. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 40 years, buildings and improvements 6 to 40 years and machinery and equipment (comprised primarily of plant equipment) 20 to 40 years.

78	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
2. Significant Accounting Policies continued
Investments
Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in other income. The fair value for investments designated as available-for-sale is recorded in the Consolidated Statements of Financial Position, with unrealized gains and losses, net of related income taxes, recorded in AOCI. The cost of securities sold is based on the specific identification method. Realized gains and losses, including any other-than-temporary decline in value, on these debt and equity securities are removed from AOCI and recorded in net income.
An investment is considered impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors the company considers in determining whether a decline is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the investee, and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. When there has been a decline in value that is other-than-temporary, the carrying value of the investment is appropriately reduced.
Other Assets
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
Costs of readying sites for future mining activities are capitalized to other assets and are amortized on a units of production basis over a maximum of 40 years. In addition, certain up-front lease costs are capitalized to other assets and amortized over the life of the leases, the latest of which is expected to extend through 2038 when finalized.
Intangible Assets
Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: production and technology rights 25 to 30 years and computer software up to 5 years.
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
Long-Term Debt
See Note 3 for changes in accounting policies in 2007. The following reflects policies in place for 2007.
Issue costs of long-term obligations and gains and losses on interest rate swaps are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest rate method.
Pension and Other Post-Retirement Benefits
The company offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and health, disability, dental and life insurance plans.

Notes to the PotashCorp 2007 Consolidated Financial Statements	79

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
2. Significant Accounting Policies continued
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
Income Taxes
Taxation on earnings comprises current and future income tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized directly in OCI, in which case the tax is recognized in OCI.
Current income tax is the expected income tax payable on the taxable income for the year using rates enacted or substantively enacted at the year-end, and includes any adjustment to income tax payable in respect of previous years. Future income tax is provided using the asset and liability method whereby future income tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. The tax effect of certain temporary differences is not recognized, principally with respect to temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of future income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Future income tax assets are recorded in the financial statements if realization is considered more likely than not. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized. Future income tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority.
Stock-Based Compensation Plans
Grants under the company’s stock-based compensation plans are accounted for in accordance with the fair value-based method of accounting. For stock option plans that will settle through the issuance of equity, the fair value of stock options is determined on their grant date using a valuation model and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. Forfeitures are estimated throughout the vesting period based on past experience and future expectations, and trued up upon actual option vesting. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting

80	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
2. Significant Accounting Policies continued
period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
Foreign Exchange Transactions
The company’s functional currency is the US dollar.
The majority of the company’s operations are considered integrated and are translated into US dollars using the temporal method. Under this method, Canadian, Trinidadian and Chilean dollar operating transactions are translated to US dollars at the average exchange rate for the previous month. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the translation of convenience method at the December 31, 1994 year-end exchange rate of US $1.00 = Cdn $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction. Translation exchange gains and losses of integrated foreign operations are reflected in earnings.
The company’s Brazilian operations are considered self-sustaining and are translated into US dollars using the current rate method whereby assets and liabilities are translated at period-end exchange rates and transactions are translated at the rates in effect at the time. The gain or loss on translation is reflected in other comprehensive income.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors.
The fair values for non-financial instruments are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.
Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current transaction between willing parties. Futures contracts are exchange-traded and fair value is determined based on exchange prices. Fair value for other forward contracts with underlyings that are exchange-traded is determined based on these prices. Swaps and option agreements are traded in the over-the-counter market and fair value is calculated based on models and other valuation techniques that include prices sourced from observable data. Fair value for investments in equity securities and other investments designated as available-for-sale is based on the closing bid price as of the balance sheet date. Fair value for investments in auction rate securities in the company’s trading account, which represent debt securities designated as available-for-sale that are currently considered to be illiquid, is based on valuation techniques that reflect the company’s own expectations about the assumptions that market participants would use in pricing the asset in a current transaction (including information obtained on transactions in the marketplace for other investments that may be considered similar, information on the expected cash flows based on position of priority within the tranches, information on the expected cash flows based on information available regarding the underlying securities, and assumptions about risk) as of the balance sheet date.
Revenue Recognition
Sales revenue is recognized when the product is shipped, the sales price is determinable and collectability is reasonably assured. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales or specific product sales that are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.
Recent Accounting Pronouncements
Determining the Variability to be Considered in Applying the Variable Interest Entity Standards
In September 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15” (“EIC-163”). This guidance provides additional clarification on how to analyze and consolidate a variable interest entity (“VIE”). EIC-163 concludes that the “by-design” approach should be the method used to assess variability (that is created by risks the entity is designed to create and pass along to its interest holders) when applying the VIE standards. The “by-design” approach focuses on the substance of the risks created over the form of the relationship. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under the VIE standards when a reconsideration event has occurred, effective January 1, 2007. The implementation of this guidance did not have a material impact on the company’s consolidated financial statements.
Capital Disclosures
In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and is not expected to have a material impact on the company’s consolidated financial statements.
Financial Instruments
Effective January 1, 2007, the company adopted CICA Section 3861, “Financial Instruments – Disclosure and Presentation”, which

Notes to the PotashCorp 2007 Consolidated Financial Statements	81

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
2. Significant Accounting Policies continued
requires entities to provide disclosures in their financial statements that enable users to evaluate: (1) the significance of financial instruments for the entity’s financial position and performance; and (2) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.
In December 2006, the CICA issued Section 3863, “Financial Instruments – Presentation”, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and is not expected to have a material impact on the company’s consolidated financial statements.
In March 2007, the CICA issued Section 3862, “Financial Instruments – Disclosures”, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and is not expected to have a material impact on the company’s consolidated financial statements.
Inventories
In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the company’s consolidated financial statements.
International Financial Reporting Standards
In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting principles with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.
Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of this Section is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. It is not expected to have a material impact on the company’s consolidated financial statements.
3. CHANGES IN ACCOUNTING POLICIES
Comprehensive Income, Equity, Financial Instruments and Hedges
Effective January 1, 2007, the company adopted CICA Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3865, “Hedges”. These pronouncements increase harmonization with US GAAP. Under the standards:
•	Financial assets are classified as loans and receivables, held-to-maturity, held-for-trading or available-for-sale. Loans and receivables include all loans and receivables except debt securities and are accounted for at amortized cost. Held-to-maturity classification is restricted to fixed maturity instruments that the company intends and is able to hold to maturity and are accounted for at amortized cost. Held-for-trading instruments include all derivative financial instruments not included in a hedging relationship and any designated instruments and are recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available-for-sale. These are recorded at fair value with unrealized gains and losses reported in a new category of the Consolidated Statements of Financial Position under shareholders’ equity called AOCI;

•	Financial liabilities are classified as either held-for-trading or other. Held-for-trading instruments are recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•	Derivative instruments (“derivatives”) are classified as held-for-trading unless designated as hedging instruments. All derivatives are recorded at fair value on the Consolidated Statements of Financial

82	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
3. Changes in Accounting Policies continued
Position. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value are reported in net income and are substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value is initially recognized in OCI and the ineffective portion is recorded in net income. Amounts temporarily recorded in AOCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.
These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated. The adoption of these standards resulted in the following adjustments as of January 1, 2007 in accordance with the transition provisions:
(1) Available-for-sale securities
•	The company’s investments in Israel Chemicals Ltd. (“ICL”) and Sinofert Holdings Limited (“Sinofert”) have been classified as available-for-sale and recorded at fair value in the Consolidated Statements of Financial Position, resulting in an increase in investments of $887.8, an increase to AOCI of $789.6 and an increase in future income tax liability of $98.2;
(2) Deferred debt costs
•	Bond issue costs were reclassified from other assets to long-term debt and deferred swap gains were reclassified from other non-current liabilities to long-term debt, resulting in a reduction in other assets of $23.9, a reduction in other non-current liabilities of $6.6 and a reduction in long-term debt of $17.3;
(3) Natural gas derivatives
•	The company employs futures, swaps and option agreements to establish the cost of a portion of its natural gas requirements. These derivative instruments generally qualify for hedge accounting. Derivative instruments were recorded on the Consolidated Statements of Financial Position at fair value, resulting in an increase in current portion of derivative instrument assets of $50.9, an increase in derivative instrument assets (non-current) of $69.4, an increase in future income tax liability of $45.6 and an increase in AOCI of $74.7;
•	Hedge ineffectiveness on these derivative instruments was recorded as a cumulative effect adjustment to opening retained earnings, net of tax, resulting in an increase in retained earnings of $0.2 and a decrease in AOCI of $0.2. The effect on basic and diluted earnings per share was not significant; and
•	Deferred realized hedging gains were reclassified from inventory to AOCI, resulting in an increase in inventory of $8.0, an increase in future income tax liability of $3.1 and an increase in AOCI of $4.9.
Accounting Changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1506 is effective for fiscal years beginning on or after January 1, 2007. The implementation of this guidance did not have a material impact on the company’s consolidated financial statements.
Stripping Costs Incurred in the Production Phase of
a Mining Operation
In March 2006, the Emerging Issues Committee issued Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation. It concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, effective January 1, 2007, resulted in a decrease in inventory of $21.1, a decrease in other assets of $7.4 and an increase in property, plant and equipment of $28.5.
4. ACCOUNTS RECEIVABLE

	2007	2006

Trade accounts – Canpotex	$110.2	$84.1
– Other	439.0	329.3
Non-trade accounts	52.9	33.6

	602.1	447.0
Less allowance for doubtful accounts	(5.9)	(4.7)

	$596.2	$442.3

5. INVENTORIES

	2007[1]	2006

Finished products	$186.6	$237.1
Intermediate products	70.7	98.5
Raw materials	68.0	62.4
Materials and supplies	102.8	103.3

	$428.1	$501.3

[1]	See changes in accounting policies (Note 3).

Notes to the PotashCorp 2007 Consolidated Financial Statements	83

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS

6. DERIVATIVE FINANCIAL INSTRUMENTS

	2007[1]
	Assets	Liabilities	Net

Natural gas hedging	$127.6	$0.1	$127.5
Natural gas non-hedging	0.1	0.1	–
Foreign currency and other forward purchase contracts	7.3	–	7.3

Total	135.0	0.2	134.8
Less current portion	(30.8)	(0.2)	(30.6)

Long-term portion	$104.2	$–	$104.2

1 See changes in accounting policies (Note 3).
At times the company employs futures, swaps and option agreements to establish the cost of a portion of its natural gas requirements. These instruments are intended to hedge the future cost of the anticipated natural gas purchases for its US nitrogen and phosphate plants. Under these arrangements, the company receives or makes payments based on the differential between a specified price and the actual spot price of natural gas. The company has certain available lines of credit that are used to reduce cash margin requirements to maintain the derivatives. At December 31, 2007, it had collected cash margin requirements of $33.9 (2006 – $22.8), which were included in accounts payable and accrued charges (see Note 12).
As at December 31, 2007, the company had derivatives qualifying for hedge accounting in the form of swaps which represented a notional amount of 69.4 million MMBtu with maturities in 2008 through 2017. For the year ended December 31, 2007, gains of $48.1 were recognized in cost of goods sold excluding ineffectiveness, which resulted in an additional gain of $9.6 for the year. Of the gains and losses at December 31, 2007, approximately $23.9 of net gains will be reclassified to cost of goods sold within the next 12 months. As at December 31, 2007, gains from settled hedging transactions deferred in inventory were $NIL (2006 – $8.0). The fair value of the company’s natural gas hedging contracts at December 31, 2007 approximated $127.5 (including liabilities of $0.1 recorded in accounts payable and accrued charges) (2006 – $120.3), using discount rates between 3.82 percent and 4.70 percent (2006 – between 5.06 percent and 5.37 percent) depending on the settlement date.
As at December 31, 2007, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $60.0 (2006 – $100.0) at an average exchange rate of 1.0176 (2006 – 1.1478) per US dollar and to sell US dollars and receive Hong Kong dollars in the notional amount of $174.5 (2006 – $NIL) at an average exchange rate of 7.7937 (2006 – NIL) per US dollar. The company had also entered into other small forward contracts. Maturity dates for all forward contracts are within 2008 and 2009. The company recognized a gain of $13.0 for the year ended December 31, 2007 in foreign exchange (gain) loss related to foreign currency forward contracts classified as held-for-trading. As at December 31, 2007, the company had entered into an agreement for the forward purchase of shares of Sinofert that settled in January 2008. The fair value of these contracts at December 31, 2007 was a gain of $7.3.
The current portion of derivative instrument assets and liabilities represents unrealized gains and losses with settlement dates in the next 12 months.
7. PROPERTY, PLANT AND EQUIPMENT

	2007[1]
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$248.9	$53.9	$195.0
Buildings and improvements	647.9	220.5	427.4
Machinery and equipment	5,074.5	1,937.3	3,137.2
Mine development costs	196.8	69.0	127.8

	$6,168.1	$2,280.7	$3,887.4

1 See changes in accounting policies (Note 3).

	2006
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$233.3	$51.9	$181.4
Buildings and improvements	547.9	206.4	341.5
Machinery and equipment	4,618.0	1,750.4	2,867.6
Mine development costs	200.4	65.1	135.3

	$5,599.6	$2,073.8	$3,525.8

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $279.8 (2006 – $226.3; 2005 – $227.4). The net carrying amount of property, plant and equipment not being amortized at December 31, 2007 because it was under construction or development was $608.8 (2006 – $381.6).
During the year, the company recorded an impairment charge of $NIL (2006 – $6.3; 2005 – $NIL) relating to certain assets. As at December 31, 2007, the company determined that there were no triggering events requiring impairment analysis. Interest capitalized to property, plant and equipment during the year was $21.8 (2006 – $19.1; 2005 – $5.7).
The opening balance of pre-stripping costs at January 1, 2007 was $28.5, additions during 2007 were $24.8 and amortization was $19.9, for a balance at December 31, 2007 of $33.4.
Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flow is typically reduced by such

84	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
7. Property, Plant and Equipment continued

amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in operating accounts payable that was reclassified from (to) investing activities on the Consolidated Statements of Cash Flow in 2007 was $59.8 (2006 – $(2.6), 2005 – $26.0).
8. INVESTMENTS

	2007[1]	2006

Investments at equity
Sociedad Quimica y Minera de Chile S.A. (“SQM”) – 32 percent ownership; quoted market value of $1,751.7	$550.0	$514.7
Arab Potash Company (“APC”) – 28 percent ownership; quoted market value of $1,121.5	231.2	223.7
Other	18.8	19.1
Available-for-sale investments
Sinofert – 19 percent ownership	1,081.2	223.7
ICL – 10 percent ownership	1,644.3	167.7
Auction rate securities	56.0	–

	$3,581.5	$1,148.9

1 See changes in accounting policies (Note 3).
During 2007, the company acquired an additional 1,011,062 shares of SQM for cash consideration of $16.8 which was financed by cash on hand. The company’s ownership interest in SQM remained at approximately 32 percent. During July 2007, the company’s ownership interest in Sinofert was diluted from 20 percent to approximately 19 percent due to issuance of shares of Sinofert.
There were no amounts accrued related to acquisitions of long-term investments as of December 31, 2007 or 2005. At December 31, 2006, the company had amounts in accounts payable related to the acquisition of SQM shares. As a result, the company reclassified $12.5 in its Consolidated Statements of Cash Flow from operating accounts payable to reduce the cash outflow related to the purchase of long-term investments for the year; the cash outflow was recognized in 2007.
At December 31, 2007, the difference between the carrying value of SQM and the proportionate share of net book value was $196.9 (2006 – $190.7). The differences were allocated to the fair value of the reserves and mining concessions and will be recognized as a reduction in the future share of earnings from SQM on a unit of production basis. The difference between the carrying value of APC and the proportionate share of net book value remaining to be amortized at year-end was $65.4 (2006 – $72.1). Differences were allocated to the fair value of fixed assets and mining concessions and will be recognized as a reduction in the future share of earnings from APC on a unit of production basis.
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
The company’s share of earnings of equity investees of $76.2 (2006 – $54.4; 2005 – $52.1) is included in other income (see Note 23). Dividends received from equity investees were $40.6 (2006 – $29.9; 2005 – $18.6).
Auction rate securities have original maturities in excess of three months. Interest rates are typically reset every 28 days through the sale of the securities in a dutch auction process; however, in the event of market illiquidity, the interest rate is reset based on a spread to LIBOR. As a result of worsening negative conditions in the global credit markets, auctions for the auction rate securities held in the company’s account have continued to fail to settle on their respective settlement dates. Consequently, the investments are not currently liquid and the company will not be able to access these funds until a future auction of these securities is successful, a buyer is found outside of the auction process, the company settles an outstanding claim in respect of the investments, or upon maturity. The company has determined the fair value to be $56.0 as of December 31, 2007, representing an impairment of $76.5 as compared to the par value of the securities. Of the total impairment, $50.0 has been classified as temporary and $26.5 has been classified as other-than-temporary. The securities were reviewed on an individual basis to determine whether the impairment was temporary or other-than-temporary. Two securities were identified as being other-than-temporarily impaired based on the vintage of

Notes to the PotashCorp 2007 Consolidated Financial Statements	85

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
8. Investments continued

the underlying securities and complexity of the structures. The entire impairment on these two securities was therefore classified as other-than-temporary. For those investments for which the impairment in fair value is considered temporary, the company has the ability to hold the securities until the temporary impairment in fair value is recovered, which may not be until a recovery of the auction process or until maturity. Maturity dates for these investments range from 2017 to 2046 with principal distributions occurring on several securities prior to maturity. The investments are classified as long-term since they are not expected to be realizable within one year from the date of the Consolidated Statements of Financial Position.
In prior years, auction rate securities were included with cash and cash equivalents. The company has not reclassified prior years as the adjustments are not considered material.
9. OTHER ASSETS

	2007[1]	2006

Deferred charges – net of accumulated amortization of $16.9 (2006 – $50.0)	$24.0	$44.5
Accrued pension benefit asset	111.7	26.8
Up-front lease costs – net of accumulated amortization of $2.2 (2006 – $NIL)	24.7	–
Other	50.3	34.5

	$210.7	$105.8

1 See changes in accounting policies (Note 3).
Amortization of deferred charges included in cost of goods sold and in selling and administrative expenses was $5.4 (2006 – $9.2; 2005 – $10.9).
10. INTANGIBLE ASSETS AND GOODWILL

	2007	2006

Intangible assets – net of accumulated amortization of $27.9 (2006 – $22.6)	$24.5	$29.3

Goodwill – net of accumulated amortization of $7.3 (2006 – $7.3)	$97.0	$97.0

Intangible assets relate primarily to production and technology rights and computer software. Other than goodwill, the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2007 was $6.1 (2006 – $6.9; 2005 – $4.1). Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2007 is estimated to be $3.9 for 2008, $3.8 for 2009, $3.3 for 2010, $1.0 for 2011 and $1.0 for 2012.
Substantially all of the company’s recorded goodwill relates to the nitrogen segment.
11. SHORT-TERM DEBT
Short-term debt was $90.0 at December 31, 2007 (2006 – $157.9). The weighted average interest rate on this debt was 5.17 percent (2006 – 5.51 percent). The company had an unsecured line of credit available for short-term financing (net of letters of credit of $23.9 and direct borrowings of $NIL) in the amount of $51.1 at December 31, 2007 (2006 – $57.7). In addition, the company is authorized to borrow a further $660.0 under its commercial paper program.
The line of credit was renewed in September 2007 for the period to May 2009; it will be renewable annually each May beginning in 2009. Outstanding letters of credit and direct borrowings reduce the amount available. The line of credit is subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $650.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of Cdn $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2007.
12. ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2007	2006

Trade accounts	$371.0	$242.9
Income taxes	188.4	70.0
Accrued compensation	94.0	49.5
Deferred revenue	42.1	25.2
Margin deposits	33.9	22.8
Other taxes	32.2	12.9
Dividends	32.0	16.1
Accrued deferred share units	29.7	10.2
Accrued interest	29.2	24.6
Current portion accrued environmental costs and asset retirement obligations	13.7	9.0
Current portion pension and other post-retirement benefits	7.9	8.9
Other payables	37.6	53.1

	$911.7	$545.2

86	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
13. LONG-TERM DEBT

	2007[1]		2006
		Effective
		Interest Rate [2]

Notes Payable
7.125% notes payable June 15, 2007	$–	–	$400.0
7.750% notes payable May 31, 2011	600.0	7.65%	600.0
4.875% notes payable March 1, 2013	250.0	5.08%	250.0
5.875% notes payable December 1, 2036	500.0	6.11%	500.0
The above series of notes were issued under US shelf registration statements covering up to $4,000.0 of debt securities. The notes are unsecured and there are no sinking fund requirements prior to maturity. The 2011, 2013 and 2036 notes are redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price at least equal to the principal amount of the notes to be redeemed, plus accrued interest. Under certain conditions related to change in control, the company is required to make an offer to purchase all, or any part, of the 2036 notes at 101 percent of the principal amount of the notes repurchased, plus accrued interest.

Other	8.5	7.60%	7.5

	1,358.5		1,757.5
Less net unamortized debt costs	(24.6)		–
Add unamortized interest rate swap gains	5.3		–

	1,339.2		1,757.5
Less current maturities	(0.2)		(400.4)
Add current portion of amortization	0.4		–

	$1,339.4		$1,357.1

1 See changes in accounting policies (Note 3).
2 The effective interest rate by instrument includes the impact of swap gains and debt costs.

The company has entered into back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $505.1 and financial liabilities of $511.0 on a net basis related to these arrangements because a legal right to set-off exists, and it intends to settle with the same party on a net basis. Other long-term debt in the above table includes a net financial liability of $5.9 (2006 – $5.9) pursuant to these arrangements. The company incurred $3.2 of debt issue costs as a result of one such arrangement entered into during 2007, which were included as a reduction to long-term debt and are being amortized using the effective interest rate method over the term of the related liability.
The company has a syndicated revolving credit facility which provides for unsecured advances of up to $750.0 (less the amount of direct borrowings and commercial paper outstanding). The facility was renewed in September 2005 for a five-year term, extended in September 2006 for one additional year, and extended in October 2007 through May 31, 2013. As at December 31, 2007, no amounts were outstanding and $660.0 was available under the facility. Principal covenants and events of default under the credit facility requirements are the same as those under the line of credit described in Note 11. The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2007.
Long-term debt at December 31, 2007 will mature as follows:

2008	$0.2
2009	0.3
2010	1.8
2011	600.3
2012	5.9
Subsequent years	750.0

$1,358.5

Notes to the PotashCorp 2007 Consolidated Financial Statements	87

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS

14. COMMITMENTS
Lease Commitments
The company has various long-term operating lease agreements for buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2022. Rental expense for operating leases for the years ended December 31, 2007, 2006 and 2005 was $79.3, $75.4 and $78.9, respectively.
Purchase Commitments
The company has long-term agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on contract prices.
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
The company also has long-term agreements for the purchase of phosphate rock used at its Geismar facility. The commitments included in the table below are based on the expected purchase quantity and current net base prices.
Other Commitments
Other operating commitments consist principally of various rail freight contracts, the latest of which expires in 2010, and mineral leases, the latest of which expires in 2028.
Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Other
	Leases	Commitments	Commitments

2008	$97.4	$272.1	$22.7
2009	89.5	119.0	19.5
2010	79.3	102.0	18.7
2011	70.2	82.3	3.9
2012	66.6	66.0	3.7
Thereafter	254.2	272.8	19.8

Total	$657.2	$914.2	$88.3

15. PENSION AND OTHER POST-RETIREMENT BENEFITS
Pension Plans
Canada
Substantially all employees of the company are participants in either a defined contribution or a defined benefit pension plan.
The company has established a supplemental defined benefit retirement income plan for senior management that is unfunded, non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.
United States
The company has defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Contributions to the US plans are made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and associated Internal Revenue Service regulations and procedures.
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

88	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
15. Pension and Other Post-Retirement Benefits continued
Defined Benefit Plans
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

	Pension			Other
	2007	2006	2005	2007	2006	2005

Costs arising in the period
Service cost for benefits earned during the year	$15.3	$14.2	$13.8	$6.1	$4.7	$5.7
Interest cost on projected benefit obligations	36.5	33.5	31.1	14.9	12.4	13.3
Actual return on plan assets	(44.3)	(42.1)	(34.3)	–	–	–
Actuarial (gain) loss	(33.5)	8.9	27.9	(12.0)	18.4	(12.7)
Plan amendments	0.3	1.4	3.5	–	(1.7)	11.5
Plan curtailments	–	–	0.4	–	–	–
Change in valuation allowance	–	2.0	2.4	–	–	–

Costs arising in the period	(25.7)	17.9	44.8	9.0	33.8	17.8
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	1.5	3.9	(2.7)	–	–	–
Actuarial loss (gain)	40.8	(1.7)	(23.6)	16.4	(16.4)	15.4
Plan amendments	1.5	1.0	(2.3)	(2.9)	(1.1)	(13.0)
Transitional obligation	0.9	1.6	1.4	0.2	0.4	0.3

Net expense	$19.0	$22.7	$17.6	$22.7	$16.7	$20.5

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other
	2007	2006	2005	2007	2006	2005

Discount rate – obligation	6.50%	5.85%	5.70%	6.50%	5.85%	5.70%
Discount rate – expense	5.85%	5.70%	5.75%	5.85%	5.70%	5.75%
Long-term rate of return on assets	8.00%	8.00%	8.50%	n/a	n/a	n/a
Rate of increase in compensation levels	4.00%	4.00%	4.00%	n/a	n/a	n/a
The average remaining service period of the active employees covered by the company’s pension plans is 12.0 years (2006 – 11.5 years). The average remaining service period of the active employees covered by the company’s other benefits plans is 12.1 years (2006 – 11.8 years).
The assumed health-care cost trend rates are as follows:

	2007	2006	2005

Health-care cost trend rates assumed for next year	6.00%	6.00%	6.00%
Ultimate health-care cost trend rate assumed	6.00%	6.00%	6.00%
Year that the rate reaches the ultimate trend rate	2007	2006	2005
Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 75 percent of the first 6 percent of total medical inflation for recent and future non-union retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.
The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The equivalent level discount rate is then used as input by the company to determine the final discount rate. The rate selected for the December 31, 2007 measurement date will be used to determine expense for fiscal 2008.

Notes to the PotashCorp 2007 Consolidated Financial Statements	89

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
15. Pension and Other Post-Retirement Benefits continued
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
The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2007, and the next required valuations are as of January 1, 2008. The change in benefit obligations and change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total
	2007	2006	2007	2006	2007	2006

Change in benefit obligations
Balance, beginning of year	$626.4	$595.3	$247.4	$222.6	$873.8	$817.9
Service cost	15.3	14.2	6.1	4.7	21.4	18.9
Interest cost	36.5	33.5	14.9	12.4	51.4	45.9
Participants’ contributions	0.3	0.3	–	0.1	0.3	0.4
Actuarial (gain) loss	(33.5)	8.9	(12.0)	18.4	(45.5)	27.3
Foreign exchange rate changes	6.4	2.0	3.6	(0.2)	10.0	1.8
Plan amendments	0.3	1.4	–	(1.7)	0.3	(0.3)
Benefits paid	(28.3)	(29.2)	(8.2)	(8.9)	(36.5)	(38.1)

Balance, end of year	623.4	626.4	251.8	247.4	875.2	873.8

Change in plan assets
Fair value, beginning of year	519.9	480.8	–	–	519.9	480.8
Actual return on plan assets	44.3	42.1	–	–	44.3	42.1
Employer contributions	99.6	24.7	8.2	8.8	107.8	33.5
Participants’ contributions	0.3	0.3	–	0.1	0.3	0.4
Foreign exchange rate changes	2.4	1.2	–	–	2.4	1.2
Benefits paid	(28.3)	(29.2)	(8.2)	(8.9)	(36.5)	(38.1)

Fair value, end of year	638.2	519.9	–	–	638.2	519.9

Funded status	14.8	(106.5)	(251.8)	(247.4)	(237.0)	(353.9)
Valuation allowance	(16.1)	(16.1)	–	–	(16.1)	(16.1)
Unamortized net actuarial loss	76.9	117.4	42.0	58.0	118.9	175.4
Unamortized prior service cost	3.6	5.7	(15.0)	(18.5)	(11.4)	(12.8)
Unamortized transitional obligation	4.2	5.1	0.4	0.6	4.6	5.7

Accrued pension and other post-retirement benefit asset (liability)	$83.4	$5.6	$(224.4)	$(207.3)	$(141.0)	$(201.7)

Amounts included in:
Other assets (Note 9)	$111.4	$26.4	$0.3	$0.4	$111.7	$26.8
Liabilities
Current (Note 12)	–	(0.3)	(7.9)	(8.6)	(7.9)	(8.9)
Long-term	(28.0)	(20.5)	(216.8)	(199.1)	(244.8)	(219.6)

	$83.4	$5.6	$(224.4)	$(207.3)	$(141.0)	$(201.7)

Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2007 and 2006.
The company is a sponsor of certain US post-retirement health-care plans that were impacted by the US Medicare Prescription Drug, Improvement and Modernization Act of 2003. This legislation expanded Medicare to include (for the first time) coverage for prescription drugs and introduced a prescription drug benefit and federal subsidy to sponsors of retiree health-care benefit plans that provide benefits at least “actuarially equivalent” to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 and reducing the net periodic post-retirement benefit cost for the year by $4.2 (2006 – $2.4).

90	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
15. Pension and Other Post-Retirement Benefits continued

The accumulated benefit obligation for all defined benefit pension plans was $562.7 and $557.8 at December 31, 2007 and 2006, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2007	2006

Projected benefit obligation	$91.3	$597.5
Accumulated benefit obligation	85.0	543.4
Fair value of plan assets	59.7	457.7
Sensitivity of Assumptions
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2007	2006	2005

As reported:
Benefit obligation	$251.8	$247.4	$222.6
Aggregate of service and interest cost	21.0	17.1	19.0
Impact of increase of 1.0 percentage point:
Benefit obligation	36.9	36.7	31.4
Aggregate of service and interest cost	3.9	2.8	3.2
Impact of decrease of 1.0 percentage point:
Benefit obligation	(29.7)	(29.2)	(27.8)
Aggregate of service and interest cost	(3.0)	(2.2)	(2.9)
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
Plan Assets
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2007	2006
Equity securities	65%	64%	66%
Debt securities	35%	36%	34%
Real estate	–	–	–
Other	–	–	–

Total	100%	100%	100%

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
Defined Contribution Plans
All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company contribution provides a minimum of 3 percent (to a maximum of 6 percent) of salary depending on employee contributions and company performance. The company’s 2007 contributions were $6.4 (2006 – $6.2; 2005 – $6.1).
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company contribution provides a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s contributions in 2007 were $4.8 (2006 – $3.9; 2005 – $4.4).

Notes to the PotashCorp 2007 Consolidated Financial Statements	91

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
15. Pension and Other Post-Retirement Benefits continued

Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2007 were $5.7 (2006 – $5.0; 2005 – $4.5).
Cash Payments
Total cash payments for pensions and other post-retirement benefits for 2007, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $124.8. Approximately $53.0 is expected to be contributed by the company to all plans during 2008.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts:

		Other
			Reduction due
			to Medicare
	Pension	Gross	Part D Subsidy	Net

2008	$29.6	$10.5	$1.0	$9.5
2009	32.6	11.5	1.2	10.3
2010	33.1	12.5	1.3	11.2
2011	35.2	13.6	1.5	12.1
2012	39.0	14.5	1.7	12.8
2013-2017	232.3	89.6	11.7	77.9
16. ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS
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
The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company has continued to utilize appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The company estimates that the undiscounted cash flows required to settle the asset retirement obligations approximate $4,050. The estimated cash flows have been discounted at credit-adjusted risk-free rates ranging from 5.6 percent to 6.8 percent. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 100 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2007 totaled $116.6 (2006 – $100.7), as set out in the table on Page 92. The asset retirement obligations are generally incurred over an extended period of time. The current portion totaled $10.2 (2006 – $7.2).
Certain of the company’s facilities have asbestos-containing materials which the company will be obligated to remove and dispose of in a required manner should the asbestos become friable (i.e., readily crumbled or powdered) or should the property be demolished. As of December 31, 2007, the company has not recognized a conditional asset retirement obligation in its consolidated financial statements for certain locations where asbestos exists, because it does not have sufficient information to estimate the fair value of the obligation. As a result of the longevity of these facilities (due in part to maintenance procedures) and the fact that the company does not have plans for major changes that would require the removal of this asbestos, the timing of the removal of asbestos is indeterminable and the time over which the company may settle the obligation cannot be reasonably estimated as at December 31, 2007. The company would recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value, as it has done for certain of the company’s other facilities.
Other environmental liabilities typically relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.
Site Assessment and Remediation Costs
The company has accrued $18.1 (2006 – $18.6) for costs associated with site assessment and remediation, including consulting fees, related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ businesses. The current portion of these costs totaled $3.5 (2006 – $1.8). See Note 29, under Legal and Other Matters, for a more detailed discussion of site assessment and remediation costs.

92	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
16. Environmental Costs and Asset Retirement Obligations continued
Environmental Operating Costs and Capital Expenditures
The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2007 were approximately $104.8 (2006 – $92.6; 2005 – $87.2). These amounts include environmental operating expenses related primarily to the production of phosphoric acid, fertilizer, feed and other products.
The company routinely undertakes environmental capital projects. In 2007, capital expenditures of $44.2 (2006 – $13.6) were incurred to meet pollution prevention and control objectives and $0.5 (2006 – $0.2) were incurred to meet other environmental objectives.
Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2007	2006

Asset retirement obligations, beginning of year	$100.7	$91.8
Liabilities incurred	6.8	7.2
Liabilities settled	(4.5)	(3.6)
Accretion expense	4.9	3.3
Revisions in timing and amount of estimated cash flows	8.7	2.0

Asset retirement obligations, end of year	116.6	100.7
Other environmental liabilities	18.1	18.6
Less current portion (Note 12)	(13.7)	(9.0)

	$121.0	$110.3

17. SHARE CAPITAL
Authorized
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the PCS Board of Directors. No first preferred shares have been issued.
Issued

	2007	2006	2005
	Consideration	Consideration	Consideration

Issued, beginning of year	$1,431.6	$1,379.3	$1,408.4
Shares issued under option plans	28.6	50.9	95.7
Shares issued for dividend reinvestment plan	1.1	1.4	0.3
Shares repurchased	–	–	(125.1)

Issued, end of year	$1,461.3	$1,431.6	$1,379.3

	2007	2006	2005
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	314,403,147	310,781,376	331,891,509
Shares issued under option plans	1,995,460	3,581,424	7,378,782
Shares issued for dividend reinvestment plan	12,602	40,347	11,085
Shares repurchased	–	–	(28,500,000)

Issued, end of year	316,411,209	314,403,147	310,781,376

Stock Split
On May 2, 2007, the Board of Directors of PCS approved a three-for-one split of the company’s outstanding common shares. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on May 22, 2007. All equity-based benefit plans and share data have been retroactively adjusted to reflect the stock split.
Normal Course Issuer Bid
On January 25, 2005, the Board of Directors of PCS authorized a share repurchase program of up to 16,500,000 common shares (approximately 5 percent of the company’s issued and outstanding common shares) through a normal course issuer bid. On September 22, 2005, the Board of Directors authorized an increase in the number of common shares sought under the share repurchase program. This amendment allowed

Notes to the PotashCorp 2007 Consolidated Financial Statements	93

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
17. Share Capital continued
the company to repurchase up to 12,000,000 additional common shares. Shares could be repurchased from time to time on the open market through February 14, 2006 at prevailing market prices. The timing and amount of purchases, if any, under the program were dependent upon the availability and alternative uses of capital, market conditions and other factors. The company completed the repurchase program by December 31, 2005. No further program was authorized in 2006 or 2007. On January 23, 2008, the Board of Directors of PCS authorized a share repurchase program of up to 15,820,000 common shares (see Note 34).
During 2005, the company repurchased for cancellation 28,500,000 common shares under the program, at a net cost of $851.9 and an average price per share of $29.89. The repurchase resulted in a reduction of share capital of $125.1, and the excess net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $264.3 and a reduction of retained earnings of $462.5.
18. CONTRIBUTED SURPLUS

	2007	2006	2005

Balance, beginning of year	$62.3	$36.3	$275.7
Stock-based compensation	36.6	26.0	24.9
Share repurchases (Note 17)	–	–	(264.3)

Balance, end of year	$98.9	$62.3	$36.3

19. SEGMENT INFORMATION
The company has three reportable business segments: potash, nitrogen and phosphate. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment sales are made under terms that approximate market value. The accounting policies of the segments are the same as those described in Note 2.

2007
	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,797.2	$1,799.9	$1,637.1	$–	$5,234.2
Freight	178.1	55.6	112.4	–	346.1
Transportation and distribution	39.1	51.6	33.4	–	124.1
Net sales – third party	1,580.0	1,692.7	1,491.3	–
Cost of goods sold	667.7	1,156.6	1,058.5	–	2,882.8
Gross margin	912.3	536.1	432.8	–	1,881.2
Inter-segment sales	–	112.3	1.9	–	–
Depreciation and amortization	71.7	88.2	121.1	10.3	291.3
Goodwill	–	96.6	–	0.4	97.0
Assets	1,809.6	1,646.4	1,955.4	4,305.2	9,716.6
Additions to property, plant and equipment	338.2	89.7	176.2	3.1	607.2

2006
	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,227.5	$1,284.1	$1,255.1	$–	$3,766.7
Freight	130.5	36.8	88.5	–	255.8
Transportation and distribution	38.8	52.2	43.1	–	134.1
Net sales – third party	1,058.2	1,195.1	1,123.5	–
Cost of goods sold	497.1	879.5	998.2	–	2,374.8
Gross margin	561.1	315.6	125.3	–	1,002.0
Inter-segment sales	5.7	112.4	7.2	–	–
Depreciation and amortization	58.3	77.6	94.6	11.9	242.4
Goodwill	–	96.6	–	0.4	97.0
Assets	1,478.0	1,480.7	1,753.9	1,504.4	6,217.0
Additions to property, plant and equipment	293.2	75.5	119.7	20.2	508.6

94	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
19. Segment Information continued

2005

	Potash	Nitrogen	Phosphate	All others	Consolidated

Sales	$1,341.1	$1,368.8	$1,137.3	$–	$3,847.2
Freight	129.7	39.9	80.1	–	249.7
Transportation and distribution	34.5	49.5	37.9	–	121.9
Net sales – third party	1,176.9	1,279.4	1,019.3	–
Cost of goods sold	469.5	960.7	920.4	–	2,350.6
Gross margin	707.4	318.7	98.9	–	1,125.0
Inter-segment sales	5.8	100.7	14.0	–	–
Depreciation and amortization	64.5	72.0	95.6	10.3	242.4
Goodwill	–	96.6	–	0.4	97.0
Assets	1,236.8	1,526.5	1,723.0	871.6	5,357.9
Additions to property, plant and equipment	165.5	99.3	109.5	8.4	382.7

As described in Note 1, PhosChem and Canpotex execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following table:

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2007
Sales to customers outside the company
Canada	$88.0	$127.0	$–	$–	$215.0
United States	764.7	2,065.6	661.6	–	3,491.9
PhosChem (PhosChem’s 2007 sales were made to: India 51%, China 6%, other Asian countries 8%, Latin America 31%, other countries 4%)	–	264.6	–	–	264.6
Canpotex (Canpotex’s 2007 sales were made to: China 26%, Brazil 21%, India 10%, other Asian countries 33%, other countries 10%)	782.7	–	–	–	782.7
Mexico	23.1	81.8	–	–	104.9
Brazil	70.3	–	–	23.1	93.4
Colombia	26.2	10.4	46.8	–	83.4
Other Latin America	42.2	21.5	63.1	–	126.8
Other	–	35.5	36.0	–	71.5

	$1,797.2	$2,606.4	$807.5	$23.1	$5,234.2

Operating income	$537.8	$652.5	$296.9	$101.3	$1,588.5

Capital assets and goodwill	$1,504.3	$1,848.6	$587.2	$44.3	$3,984.4

Notes to the PotashCorp 2007 Consolidated Financial Statements	95

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
19. Segment Information continued

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2006
Sales to customers outside the company
Canada	$65.7	$92.0	$–	$–	$157.7
United States	557.5	1,454.9	530.2	–	2,542.6
PhosChem (PhosChem’s 2006 sales were made to: India 40%, China 19%, other Asian countries 14%, Latin America 22%, other countries 5%)	–	232.2	–	–	232.2
Canpotex (Canpotex’s 2006 sales were made to: China 19%, India 10%, other Asian countries 41%, Brazil 15%, other countries 15%)	467.1	–	–	–	467.1
Mexico	7.3	72.1	5.1	–	84.5
Brazil	68.7	–	–	16.2	84.9
Colombia	20.2	7.5	32.3	–	60.0
Other Latin America	41.0	19.2	38.3	–	98.5
Other	–	37.9	1.3	–	39.2

	$1,227.5	$1,915.8	$607.2	$16.2	$3,766.7

Operating income	$426.9	$216.4	$171.8	$60.4	$875.5

Capital assets and goodwill	$1,207.7	$1,761.3	$610.4	$43.4	$3,622.8

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2005
Sales to customers outside the company
Canada	$69.3	$105.9	$–	$–	$175.2
United States	576.6	1,470.9	545.5	–	2,593.0
PhosChem (PhosChem’s 2005 sales were made to: India 29%, China 29%, other Asian countries 22%, Latin America 14%, other countries 6%)	–	166.7	–	–	166.7
Canpotex (Canpotex’s 2005 sales were made to: China 29%, India 11%, other Asian countries 33%, Brazil 13%, other countries 14%)	577.1	–	–	–	577.1
Mexico	10.5	64.5	–	–	75.0
Brazil	60.3	3.7	–	23.7	87.7
Colombia	19.3	9.3	28.7	–	57.3
Other Latin America	28.0	5.7	31.6	–	65.3
Other	–	23.6	26.3	–	49.9

	$1,341.1	$1,850.3	$632.1	$23.7	$3,847.2

Operating income	$464.1	$170.2	$199.3	$59.0	$892.6

Capital assets and goodwill	$954.6	$1,751.1	$612.4	$41.7	$3,359.8

20. COST OF GOODS SOLD
The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes, depreciation and amortization, and provision for plant shutdowns.
Provision for Plant Shutdowns – Phosphate Segment – 2006
In July 2006, the company indefinitely suspended production of superphosphoric acid and ammonium polyphosphate products at its Geismar, Louisiana location due to higher input costs and lower product margins for those products at that location, compared to the company’s other

96	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
20. Cost Of Goods Sold continued
facilities. No employee positions were terminated. The plants have not been restarted since that time and company management has determined that there are no immediate intentions of restarting the plants.
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
21. SELLING AND ADMINISTRATIVE
The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.
22. PROVINCIAL MINING AND OTHER TAXES
Provincial mining and other taxes consist of:

	2007	2006	2005

Potash Production Tax	$84.2	$28.6	$94.8
Saskatchewan corporate capital taxes and other	51.2	37.9	42.4

	$135.4	$66.5	$137.2

23. OTHER INCOME

	2007	2006	2005

Share of earnings of equity investees	$76.2	$54.4	$52.1
Dividend income	58.1	21.1	9.2
Other	17.7	18.5	0.5
Provision for auction rate securities (Note 8)	(26.5)	–	–

	$125.5	$94.0	$61.8

24. INTEREST EXPENSE

	2007	2006	2005

Interest expense on
Short-term debt	$8.7	$34.5	$7.0
Long-term debt	111.6	97.6	94.1
Interest capitalized to property, plant and equipment	(21.8)	(19.1)	(5.7)
Interest income	(29.8)	(27.4)	(13.1)

	$68.7	$85.6	$82.3

25. INCOME TAXES
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.
The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

Notes to the PotashCorp 2007 Consolidated Financial Statements	97

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
25. Income Taxes continued

	2007	2006	2005

Income before income taxes
Canada	$495.5	$338.2	$381.5
United States	634.1	219.3	170.0
Trinidad	268.6	148.5	175.6
Other	121.6	83.9	83.2

	$1,519.8	$789.9	$810.3

Federal and provincial statutory tax rates	35.55%	39.25%	42.52%

Tax at statutory rates	$540.3	$310.0	$344.5
Adjusted for the effect of:
Recoveries upon Canadian tax rate reductions	(40.1)	(44.8)	–
Refunds upon deduction of Saskatchewan resource surcharge	–	(34.1)	–
Net non-deductible provincial taxes and royalties and resource allowances	–	(6.3)	(1.2)
Production-related deductions	(17.6)	–	–
Stock-based compensation deduction	(0.1)	(5.8)	(13.2)
Additional tax deductions	(15.4)	(15.5)	(14.8)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(45.9)	(43.8)	(48.9)
Other	(5.0)	(1.6)	1.0

Income tax expense	$416.2	$158.1	$267.4

Details of income tax expense are as follows:

	2007	2006	2005

Canada
Current	$154.1	$51.8	$170.5
Future	(17.6)	(4.3)	12.6
United States – Federal
Current	32.4	2.3	0.8
Future	137.6	43.7	30.8
United States – State
Current	12.8	2.6	2.2
Future	0.7	5.7	(12.8)
Trinidad and other
Current	97.3	51.4	53.8
Future	(1.1)	4.9	9.5

Income tax expense	$416.2	$158.1	$267.4

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2007	2006

Future income tax assets:
Loss and credit carryforwards	$119.4	$189.9
Accrued pension and other post-retirement benefits	51.5	44.5
Other	54.7	56.1

Total future income tax assets	225.6	290.5

Future income tax liabilities:
Basis difference in fixed assets	731.3	715.2
Basis difference in long-term debt	75.6	52.3
Basis difference in investments	213.8	10.3
Basis difference in cash flow hedges	50.3	–
Other	142.7	144.8

Total future income tax liabilities	1,213.7	922.6

Net future income tax liability	$988.1	$632.1

98	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
25. Income Taxes continued
At December 31, 2007, the company has income tax operating losses carried forward of $234.1, certain of which will begin to expire in 2021. As well, it has income tax capital losses carried forward of $222.0 that do not expire. In addition, it has alternative minimum tax credits of approximately $6.4 that carry forward indefinitely. The benefit relating to these amounts has been recognized by reducing future income tax liabilities. The company also has $38.5 of deductible temporary differences, which have been offset by a valuation allowance. As a result, no future income tax asset has been recognized on these differences.
The company has determined that it is more likely than not that the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.
26. NET INCOME PER SHARE

	2007	2006	2005

Basic net income per share[1]
Net income available to common shareholders	$1,103.6	$631.8	$542.9

Weighted average number of common shares	315,641,000	311,880,000	325,704,000

Basic net income per share	$3.50	$2.03	$1.67

Diluted net income per share[1]
Net income available to common shareholders	$1,103.6	$631.8	$542.9

Weighted average number of common shares	315,641,000	311,880,000	325,704,000
Dilutive effect of stock options	8,667,000	6,809,000	7,530,000

Weighted average number of diluted common shares	324,308,000	318,689,000	333,234,000

Diluted net income per share	$3.40	$1.98	$1.63

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
No outstanding options were excluded from the calculation of diluted net income per share for 2007, 2006 or 2005 as a result of the options’ exercise price being greater than the average market price of the common shares for the year.
27. STOCK-BASED COMPENSATION
The company has seven stock-based compensation plans, which are described below. The compensation cost charged against income for those plans in 2007 was $84.0 (2006 – $44.3; 2005 – $37.3).
Stock Option Plans
The company has five stock option plans.
Under the Officers and Employees Plan, the company could, after February 3, 1998, issue up to 41,556,750 common shares pursuant to the exercise of options. Under the Directors Plan, the company could, after January 24, 1995, issue up to 2,736,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. All options granted to date under these plans have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half vesting the following year. No stock options have been granted under the Directors Plan or the Officers and Employees Plan since November 2002 and November 2003, respectively, and the PCS Board of Directors determined in 2003 to discontinue granting stock options to directors. Effective November 2006, the PCS Board of Directors formally terminated these plans in respect of any future option grants.
Under the 2005 Performance Option Plan, the company could, after February 28, 2005 and before January 1, 2006, issue options to

Notes to the PotashCorp 2007 Consolidated Financial Statements	99

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
27. Stock-Based Compensation continued
acquire up to 3,600,000 common shares. Under the 2006 Performance Option Plan, the company could, after February 27, 2006 and before January 1, 2007, issue options to acquire up to 4,200,000 common shares. Under the 2007 Performance Option Plan, which was approved on May 3, 2007, the company could, after February 20, 2007 and before January 1, 2008, issue options to acquire up to 3,000,000 common shares. Under the performance plans, the exercise price shall not be less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. The key design difference between the 2005, 2006 and 2007 Performance Option Plans and the company’s other stock option plans is the performance-based vesting feature. In general, options granted under the Performance Option Plans will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over weighted average cost of capital.
The company issues new common shares to satisfy stock option exercises.
A summary of the status of the plans as of December 31, 2007, 2006 and 2005 and changes during the years ending on those dates is presented as follows:
Number of Shares Subject to Option

	Performance Option Plans			Officers, Employees and Directors Plans
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	6,199,800	3,558,000	–	8,105,844	11,687,268	19,202,190
Granted	1,730,550	2,684,700	3,565,500	–	–	–
Exercised	–	–	–	(1,995,460)	(3,581,424)	(7,378,782)
Forfeited	(33,750)	(42,900)	(7,500)	–	–	–
Expired	–	–	–	–	–	(136,140)

Outstanding, end of year	7,896,600	6,199,800	3,558,000	6,110,384	8,105,844	11,687,268

Weighted Average Exercise Price

	Performance Option Plans			Officers, Employees and Directors Plans
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$31.38	$30.03	$–	$12.68	$12.80	$12.71
Granted	62.75	33.67	29.42	–	–	–
Exercised	–	–	–	13.31	13.31	12.71
Forfeited	39.26	30.30	30.13	–	–	–
Expired	–	–	–	–	–	13.68

Outstanding, end of year	$40.08	$31.38	$30.03	$13.48	$12.68	$12.80

The aggregate grant-date fair value of all options granted during the year was $39.2 (2006 – $34.5; 2005 – $35.4).
The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Number	Remaining Life in Years	Exercise Price	Number	Exercise Price

Officers and Employees and Directors Plans
$7.00 to $10.55	496,300	3	$10.03	496,300	$10.03
$10.56 to $14.10	3,403,958	5	$11.67	3,403,958	$11.67
$14.11 to $17.65	2,210,126	4	$17.04	2,210,126	$17.04

	6,110,384	4	$13.48	6,110,384	$13.48

Performance Option Plans
$29.00 to $39.00	6,174,300	8	$33.14	–	–
$62.00 to $72.00	1,722,300	9	$64.93	–	–

	7,896,600	8	$40.08	–	–

	14,006,984	6	$28.47	6,110,384	$13.48

The foregoing options have expiry dates ranging from November 2008 to May 2017.
The fair value of each option grant was estimated as of the grant date using the Black-Scholes-Merton option-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2005, 2006 and 2007:

100	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
27. Stock-Based Compensation continued

	Year of Grant
	2007	2006	2005	2003

Expected dividend	$0.40	$0.20	$0.20	$0.17
Expected volatility	29%	30%	28%	27%
Risk-free interest rate	4.48%	4.90%	3.86%	4.06%
Expected life of options in years	6.4	6.5	6.5	8
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
A summary of the status of the company’s non-vested shares subject to option as of December 31, 2007, and changes during the year then ended, is presented below:

	Number of	Weighted Average
	Shares Subject	Grant-Date
	to Option	Fair Value

Non-vested at January 1, 2007	6,199,800	$11.19
Granted	1,730,550	22.68
Vested	–	–
Forfeited	(33,750)	14.12

Non-vested at December 31, 2007	7,896,600	$13.70

As of December 31, 2007, 7,896,600 options remained unvested and there was $15.3 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2009.
Cash received from stock option exercises for the year ended December 31, 2007 was $26.6 (2006 - $47.3).
Deferred Share Unit and Other Plans
The company offers a deferred share unit plan to non-employee directors, which allows each director to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the PCS Board of Directors, a practice which the Board discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price at that time. As of December 31, 2007, the total DSUs held by participating directors was 206,251 (2006 – 213,849; 2005 – 190,905).
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
During 2006, cash of $34.5 was used to settle the company’s liability in respect of its performance unit incentive plan for the performance period January 1, 2003 to December 31, 2005. Other cash payments made in respect of the company’s stock-based compensation plans during 2006 and 2007 were not significant.
28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The company manages interest rate exposures by using a diversified portfolio of fixed and floating rate instruments. Its sensitivity to fluctuations in interest rates is substantially limited to certain of its cash and cash equivalents, investments in auction rate securities, short-term debt and long-term debt. During 2007, the company did not enter into any interest rate swaps. During 2006, the company terminated its interest rate swap contracts that effectively converted a notional amount of $300.0 of fixed rate debt (due 2011) into floating rate debt for cash proceeds of $5.2 and a gain of $5.1. Hedge accounting was discontinued prospectively. The associated gains are being amortized over the remaining term of the related debt as a reduction to interest expense. No interest rate swap contracts were outstanding as at December 31, 2007 or 2006.
The company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. It anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The major concentration of credit risk arises from the company’s receivables. A majority of its sales are in North America and are primarily for use in the agricultural industry. The company seeks to manage the credit risk relating to these sales through a credit management program. Internationally, the company’s products are sold primarily through two export associations whose accounts receivable are substantially insured or secured by letters of credit. In addition, the company is exposed to liquidity and credit risk on investments in auction rate

Notes to the PotashCorp 2007 Consolidated Financial Statements	101

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
28. Financial Instruments and Risk Management continued
securities due to the current lack of liquidity for the investments in auction rate securities held in the company’s trading account that has existed since August 2007. Due to the lack of liquidity, the securities have been held longer than the approximately 28 days that was originally anticipated. The auction rate securities consist of collateralized loan obligations consisting primarily of corporate bonds with a face value of $48.3 and collateralized debt obligations consisting primarily of publicly traded debt with a face value of $84.2. Of the total $76.5 unrealized decrease in the fair value of investments in auction rate securities, $50.0 is included in OCI and $26.5 is included in net income (see Note 8). The company is uncertain as to when the liquidity for such securities will improve.
Fair Value
Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued charges is assumed to approximate carrying value. The effective interest rate on the investments in auction rate securities held within the company’s trading account at December 31, 2007 was 13.40 percent (2006 – 5.33 percent). The effective interest rate on the company’s short-term debt at December 31, 2007 was 5.17 percent (2006 – 5.51 percent). The fair value of the company’s notes payable at December 31, 2007 approximated $1,364.8 (2006 – $1,776.8) and reflects a current yield valuation based on observed market prices. The current yield on the notes payable ranges from 4.64 percent to 6.45 percent (2006 – 5.47 percent to 6.16 percent). The fair value of the company’s other long-term debt instruments approximated carrying value.
29. CONTINGENCIES
Canpotex
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2007, 2006 or 2005.
Mining Risk
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.
Investment in APC
The company is party to a shareholders agreement with Jordan Investment Company (“JIC”) with respect to its investment in APC. The terms of the shareholders agreement provide that, from October 17, 2006 to October 16, 2009, JIC may seek to exercise a put option (the “Put”) to require the company to purchase JIC’s remaining common shares in APC. If the Put were exercised, the company’s purchase price would be calculated in accordance with a specified formula based, in part, on earnings of APC. The amount which the company may have to pay for JIC’s remaining common shares if there was to be a valid exercise of the Put would be determinable at the time JIC provides appropriate notice to the company pursuant to the terms of the agreement.
Legal and Other Matters
Significant matters of note include the following:
•	In 1994, PCS Joint Venture responded to information requests from the US Environmental Protection Agency (“USEPA”) and the Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) regarding conditions at its Moultrie, Georgia location. PCS Joint Venture believes that the lead-contaminated soil and groundwater found at the site are attributable to former operations at the site prior to PCS Joint Venture’s ownership. In 2005, the GEPD approved a Corrective Action Plan to address environmental conditions at this location. As anticipated, the approved remedy requires some excavation and off-site disposal of impacted soil and installation of a groundwater recovery and treatment system. PCS Joint Venture began the remediation in November 2005 and completed soil excavation in March 2006, and it is proceeding consistent with the projected schedule and budget.
•	In 1998, the company, along with other parties, was notified by the USEPA of potential liability under the US federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order on Consent with the USEPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture and another party shared the cost of the RI/FS, which is now complete. A Record of Decision (“ROD”) based upon the RI/FS was issued on September 27, 2007. The ROD provides for a remedy that requires excavation of impacted soils and interim treatment of groundwater. The total remedy cost is estimated in the ROD to be $8.5. Soil excavation activities are expected to begin by the end of 2008. The USEPA has issued letters to PCS Joint Venture and five other alleged potentially responsible parties and negotiations are underway regarding the appropriate share of the cost of the remedy that should be borne by each party. Although PCS Joint Venture sold the Lakeland property in July 2006, it has retained the above-described remediation responsibilities and has indemnified the third-party purchaser for the costs of remediation and certain related claims.
•	The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party with respect to a former fertilizer blending operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen site, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3.0 of previously

102	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
29. Contingencies continued
incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the Planters Property, filed a complaint in the United States District Court for the District of South Carolina (the “Court”) seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs that Ashley II of Charleston, L.L.C. alleges it has incurred and will incur in connection with response activities at the site. In the third quarter of 2007, the Court issued its decision for the first phase of the case, in which it determined that PCS Nitrogen is the successor to a former owner of the site and may be liable to Ashley II of Charleston, L.L.C. for its environmental response costs at the site. PCS Nitrogen has filed a motion with the Court for certification of an interlocutory appeal of the Court’s order and to stay further proceedings pending a decision on the appeal from the Fourth Circuit Appellate Court. PCS Nitrogen expects that the Court will rule on the motion for certification in the first quarter of 2008. PCS Nitrogen has also filed third-party complaints in the case against owners and operators that it believes should be responsible parties with respect to the site. In the event PCS Nitrogen is unsuccessful in its appeal of the Court’s order, PCS Nitrogen will pursue the third-party complaints in the second phase of the case during which the Court will enter a final decision regarding the allocation and amount of any such liability. PCS Nitrogen denies that it is a potentially responsible party and is vigorously defending its interests in these actions.
•	PCS Phosphate, along with several other entities, has received notice from parties to an Administrative Settlement Agreement (“Settling Parties”) with USEPA of alleged contribution liability under CERCLA for costs incurred and to be incurred addressing PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”). PCS Phosphate has agreed to participate, on a non-joint and several basis, with the Settling Parties in the performance of the removal action and the payment of other costs associated with the Site, including reimbursement of USEPA’s past costs. The cost of performing the removal at the Site is estimated at $30.0. The removal activities commenced at the Site in August 2007. The company anticipates recovering some portion of its expenditures in this matter from other liable parties. USEPA is evaluating response actions for PCB-impacted sediments downstream of the Site but has not issued a final remedy for those sediments.
•	The USEPA announced an initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted hazardous waste compliance evaluation inspections at numerous phosphate operations, including the company’s plants in Aurora,
North Carolina, Geismar, Louisiana and White Springs, Florida. The USEPA has notified the company of various alleged violations of the Resource Conservation and Recovery Act at the company’s Aurora and White Springs plants. The company and other industry members have met with representatives of the US Department of Justice, USEPA and various state environmental agencies regarding potential resolution of these matters. During these meetings, the company was informed that the USEPA also believes the Geismar plant is in violation of these requirements. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.
•	Pursuant to the 1996 Corrective Action Consent Order (the “Order”) executed between PCS Nitrogen Fertilizer, LP, formerly known as Arcadian Fertilizer, LP (“PCS Nitrogen Fertilizer”) and GEPD in conjunction with PCS Nitrogen Fertilizer’s purchase of certain real property from the entity from which PCS Nitrogen Fertilizer previously leased such property, PCS Nitrogen Fertilizer agreed to perform certain activities including a facility investigation and, if necessary, a corrective action. In accordance with the Order, PCS Nitrogen Fertilizer has performed an investigation of environmental site conditions and has documented its findings in several successive facility investigation reports submitted to GEPD. Based on these findings and on the requirements of the Order, PCS Nitrogen Fertilizer is implementing a pilot study to evaluate the viability of in-situ bioremediation of groundwater at the site. In the event the technology proves successful and full-scale implementation is warranted, upon GEPD approval, a full-scale bioremediation remedy will be implemented. If the pilot study proves unsuccessful or if GEPD does not approve this remedial strategy, other, more costly remediation alternatives may need to be evaluated and implemented.
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

Notes to the PotashCorp 2007 Consolidated Financial Statements	103

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
29. Contingencies continued
taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the company’s tax assets and tax liabilities.
The company owns facilities that have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs would not be expected to have a material adverse effect on the company’s consolidated financial position or results of operations and would be recognized and recorded in the period in which they were incurred.
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
The company enters into agreements in the normal course of business that may contain features that meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives, and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2007, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $454.7. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2007, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 13, and the cash margin requirements to maintain derivatives as disclosed in Note 12.
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
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following approval of these plans by the responsible provincial minister. The Minister of Environment for Saskatchewan provisionally approved the plans in July 2000. In July 2001, a Cdn $2.0 irrevocable letter of credit was posted. The company submitted a revised plan when it was due in 2006 and is awaiting a response from the Province. The company is unable to predict, at this time, the outcome of the ongoing review of the plans or the timing of implementation and structure of any financial assurance requirements.
The company has met its financial assurance responsibilities as of December 31, 2007. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists (see Note 16).
During the year, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2007, $23.9 of letters of credit were outstanding (2006 – $17.3).
The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.
31. RELATED PARTY TRANSACTIONS
Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2007 were $782.7 (2006 – $467.1; 2005 – $577.1). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 4).

104	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS

32. COMPARATIVE FIGURES
Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

33.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian GAAP varies in certain significant respects from US GAAP. As required by the United States Securities and Exchange Commission, the effect of these principal differences on the company’s consolidated financial statements is described and quantified below:
(a) Long-term investments: Prior to January 1, 2007, the company’s investments in ICL and Sinofert were stated at cost under Canadian GAAP. US GAAP requires that these investments be classified as available-for-sale and be stated at market value with the difference between market value and cost reported as a component of OCI. As described in Note 3, Canadian GAAP related to this matter was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.
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
(e) Pre-operating costs: Operating costs incurred during the start-up phase of new projects are deferred under Canadian
GAAP until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP requires that these costs be expensed as incurred. As at December 31, 2007 and 2006, the start-up costs deferred for Canadian GAAP were not material.
(f) Pension and other post-retirement benefits: Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the pension valuation allowance are recognized in income. US GAAP does not specifically address pension valuation allowances, and the US regulators have interpreted this to be a difference between Canadian GAAP and US GAAP. In light of this, a difference between Canadian GAAP and US GAAP has been recorded for the effects of recognizing a pension valuation allowance and the changes therein under Canadian GAAP.
In addition, US GAAP requires the company to recognize the difference between the benefit obligation and the fair value of plan assets in the Consolidated Statements of Financial Position with the offset to OCI. No similar requirement currently exists under Canadian GAAP.
(g) Foreign currency translation adjustment: The company adopted the US dollar as its functional and reporting currency on January 1, 1995. At that time, the consolidated financial statements were translated into US dollars at the December 31, 1994 year-end exchange rate using the translation of convenience method under Canadian GAAP. This translation method was not permitted under US GAAP. US GAAP required the comparative Consolidated Statements of Operations and Consolidated Statements of Cash Flow to be translated at applicable weighted average exchange rates, whereas the Consolidated Statements of Financial Position were permitted to be translated at the December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.
(h) Derivative instruments and hedging activities: Prior to January 1, 2007 under Canadian GAAP, the company’s derivatives used for non-trading purposes that did not qualify for hedge accounting were carried at fair value on the Consolidated Statements of Financial Position, with changes in fair value reflected in earnings. Derivatives embedded within instruments were generally not separately accounted for except for those related to equity-linked deposit contracts, which are not applicable to the company. Gains and losses on derivative instruments held within an effective hedge relationship were recognized in earnings on the same basis and in the same period as the underlying hedged items. There was no difference in accounting between Canadian GAAP and US GAAP in respect of derivatives held by the company that do not qualify for

Notes to the PotashCorp 2007 Consolidated Financial Statements	105

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
hedge accounting. Unlike Canadian GAAP, however, the company recognized all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the Consolidated Statements of Financial Position for US GAAP purposes. Under US GAAP, the accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Ineffective portions of fair value or cash flow hedges are recorded in earnings in the current period.
As described in Note 3, Canadian GAAP related to this matter was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.
(i) Comprehensive income: Comprehensive income is recognized and measured under US GAAP pursuant to SFAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net income and OCI. OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. As described in Note 3, Canadian standards relating to comprehensive income are effective January 1, 2007 on a prospective basis.
(j) Stock-based compensation: Under Canadian GAAP, the company’s stock-based compensation plan awards classified as liabilities are measured at intrinsic value at each reporting period. Effective January 1, 2006, US GAAP requires that these liability awards be measured at fair value at each reporting period. As at December 31, 2007, the difference between Canadian GAAP and US GAAP was not significant. The company uses a Monte Carlo simulation model to estimate the fair value of its performance unit incentive plan liability for US GAAP purposes.
Under Canadian GAAP, stock options are recognized over the service period, which for the company is established by the option performance period. Effective January 1, 2006, under US GAAP stock options are recognized over the requisite service period which does not commence until the option plan is approved by the company’s shareholders and options are granted thereunder. For options granted under the PotashCorp 2006 Performance Option Plan, the service period commenced January 1, 2006 under Canadian GAAP and May 4, 2006 under US GAAP. For options granted under the PotashCorp 2007 Performance Option Plan, the service period commenced January 1, 2007 under Canadian GAAP and May 3, 2007 under US GAAP. This difference impacts the stock-based compensation cost recorded and may impact diluted earnings per share.
(k) Stripping costs: Under Canadian GAAP, the company capitalizes and amortizes costs associated with the activity of removing overburden and other mine waste minerals in the production phase. Effective January 1, 2006, US GAAP requires such stripping costs to be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue. In accordance with US GAAP, the company has recorded the effect of initially applying this consensus as a cumulative-effect adjustment recognized in the opening balance of retained earnings as of January 1, 2006.
(l) Income taxes related to the above adjustments: The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian GAAP and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.
(m) Income tax consequences of stock-based employee compensation: Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.
(n) Income taxes related to uncertain income tax positions: US GAAP prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain income tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Canadian GAAP has no similar requirements related to uncertain income tax positions.
(o) Cash flow statements: US GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year.

106	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
The application of US GAAP, as described above, would have had the following effects on net income, net income per share, total assets, and shareholders’ equity and comprehensive income.

	2007	2006	2005

Net income as reported – Canadian GAAP	$1,103.6	$631.8	$542.9
Items increasing (decreasing) reported net income
Cash flow hedge ineffectiveness (h)	–	(4.5)	2.3
Depreciation and amortization (c)	8.5	8.4	8.4
Stock-based compensation (j)	(1.7)	1.3	–
Stripping costs (k)	(10.9)	2.6	–
Exploration costs (d)	–	–	(6.4)
Share of earnings of equity investees (a)	(1.9)	0.5	3.7
Pension and other post-retirement benefits (f)	–	2.0	2.4
Deferred income taxes relating to the above adjustments (l)	(1.9)	(3.0)	(3.4)
Income taxes related to US GAAP effective income tax rate (l, n)	(30.3)	–	–
Income taxes related to stock-based compensation (m)	(18.4)	(13.3)	(17.2)
Income taxes related to uncertain income tax positions (n)	14.5	–	–

Net income – US GAAP	$1,061.5	$625.8	$532.7

Basic weighted average shares outstanding – US GAAP	315,641,000	311,880,000	325,705,000

Diluted weighted average shares outstanding – US GAAP	324,292,000	318,669,000	333,235,000

Basic net income per share – US GAAP	$3.36	$2.01	$1.64

Diluted net income per share – US GAAP	$3.27	$1.96	$1.60

Total assets as reported – Canadian GAAP	$9,716.6	$6,217.0

Items increasing (decreasing) reported total assets
Inventory and other current assets (h)	–	8.0
Available-for-sale securities (unrealized holding gain) (a)	–	889.9
Fair value of derivative instruments (h)	–	120.3
Property, plant and equipment (b)	(101.2)	(109.7)
Exploration costs (d)	(6.4)	(6.4)
Stripping costs (k)	(32.7)	(21.8)
Deferred debt costs	–	(23.9)
Pension and other post-retirement benefits (f)	(66.7)	6.7
Investment in equity investees (a)	2.3	5.5
Income tax asset related to uncertain income tax positions (n)	18.4	–
Goodwill (b)	(46.7)	(46.7)

Total assets – US GAAP	$9,483.6	$7,038.9

Total shareholders’ equity as reported – Canadian GAAP	$6,018.7	$2,780.3	$2,132.5
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income, net of related income taxes, consisting of:
Unrealized gains and losses on available-for-sale securities (a)	–	792.0	236.3
Net gains on derivatives designated as cash flow hedges (h)	–	79.4	182.4
Cumulative effect adjustment in respect of uncertain income tax positions (n)	(1.2)	–	–
Additional minimum pension liability (f)	–	–	(55.4)
Pension and other post-retirement benefits (f)	(85.6)	(117.9)	–
Share of accumulated other comprehensive income of equity investees (a)	–	0.9	0.8
Foreign currency translation adjustment (g)	(20.9)	(20.9)	(20.9)
Foreign currency translation adjustment (g)	20.9	20.9	20.9
Provision for asset impairment (b)	(218.0)	(218.0)	(218.0)
Depreciation and amortization (c)	70.1	61.6	53.2
Exploration costs (d)	(6.4)	(6.4)	(6.4)
Stripping costs (k)	(32.7)	2.6	–
Cash flow hedge ineffectiveness (h)	–	0.4	4.9
Pension and other post-retirement benefits (f)	16.1	16.1	14.1
Share of other comprehensive income of equity investees (a)	2.3	4.2	3.7
Deferred income taxes relating to the above adjustments (l)	30.4	24.0	27.0
Income taxes related to US GAAP effective income tax rate (l, n)	(30.3)	–	–
Income taxes related to uncertain income tax positions (n)	14.5	–	–
Cumulative effect adjustment to retained earnings in respect of stripping costs (k)	–	(16.3)	–
Cumulative effect adjustment to retained earnings in respect of uncertain income tax positions (n)	85.7	–	–

Shareholders’ equity – US GAAP	$5,863.6	$3,402.9	$2,375.1

Notes to the PotashCorp 2007 Consolidated Financial Statements	107

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
Supplemental US GAAP Disclosure
Recent Accounting Pronouncements
Uncertainty in Income Taxes
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the model, the consolidated financial statements will reflect expected future income tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The evaluation of tax positions under FIN No. 48 will be a two-step process, whereby: (1) the company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN No. 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits.
The company adopted the provisions of FIN No. 48 effective January 1, 2007. As a result of the implementation of FIN No. 48, the company recognized a decrease in the net tax liability for unrecognized tax benefits, reducing the liability by $84.5 to $34.2 (including interest of $10.0). This was accounted for as a cumulative effect adjustment increasing the balance in retained earnings at January 1, 2007 by $85.7 and decreasing the balance in accumulated other comprehensive income by $1.2. At December 31, 2007, the company had an asset of $18.4 and a liability of $38.1 (including interest of $8.1) for previously unrecognized income tax benefits.
The reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interests, for the year is as follows:

Balance at January 1, 2007	$24.2
Additions based on tax positions related to the current year	2.8
Additions for tax positions of prior years	12.3
Reductions for tax positions of prior years	(18.0)
Settlements	(9.7)

Balance at December 31, 2007	$11.6

All of the tax positions included in the balance at January 1, 2007 would, if recognized, affect the company’s effective income tax rate.
It is reasonably possible that a reduction in a range of $8.0 to $12.0 of unrecognized income tax benefits may occur within 12 months as a result of projected resolutions of worldwide income tax disputes. The company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expense. At December 31, 2007, $8.1 of interest was accrued to unrecognized tax benefits and for the year ended December 31, 2007, $1.9 of interest was recognized as a reduction of income tax expense. Tax years subject to examination by jurisdiction were as follows:

Years

Canada	1997-present
US	2001-present
Trinidad	1999-present
Barbados	1999-present
Definition of Settlement Under FIN No. 48
In May 2007, the FASB issued FSP No. FIN 48, “The Definition of Settlement in FASB Interpretation No. 48”. It amended FIN No. 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance was effective January 1, 2007 and did not have a material impact on the company’s consolidated financial statements.
Planned Major Maintenance Activities
In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The guidance in this FSP is applicable to entities in all industries. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The implementation of FSP No. AUG AIR-1, effective January 1, 2007, did not have a material impact on the company’s consolidated financial statements.
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
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. The company is currently reviewing the

108	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
guidance, which is effective for the first quarter of 2008, to determine the potential impact, if any, on its consolidated financial statements.
Business Combinations
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.
Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.
Deferred Income Taxes
The total valuation allowance recognized for deferred income tax assets in 2007 was $10.4 (2006 – $53.1). The company has determined that it is more likely than not that the deferred income tax assets net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.
Stock-Based Compensation
The total compensation cost charged to income in respect of the company’s seven stock-based compensation plans under US GAAP was $85.7 for the year ended December 31, 2007 (2006 – $43.0; 2005 – $37.3).
The aggregate intrinsic value of options outstanding at December 31, 2007 under the Performance Option Plans was $815.1, and the aggregate intrinsic value of options exercisable was $NIL. The aggregate intrinsic value of options outstanding at December 31, 2007 under the Officers and Employees and Directors Plans was $792.3, and the aggregate intrinsic value of options exercisable was $792.3. The total intrinsic value of stock options exercised during the year ended December 31, 2007 was $137.4 (2006 – $72.9). No stock options vested during 2007.
As of December 31, 2007, there was $15.1 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2009.
The company issued 18,726 performance units during 2007 (2006 – 471,495) under the performance unit incentive plan at a weighted average grant-date fair value of $98.52 per unit (2006 – $26.16). As at December 31, 2007, 434,266 units remained unvested and outstanding. Total unrecognized compensation cost approximated $59.3, which is expected to be recognized over the period through December 31, 2008. However, such amount will be subject to change, as these liability awards are re-measured at fair value at each reporting period.
Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges.

During the year, gains of $57.7 (including ineffectiveness) were recognized in cost of goods sold (2006 – $73.5; 2005 – $48.6).
Pension and Other Post-Retirement Benefits
The unamortized actuarial loss, unamortized prior service cost and unamortized transitional obligation included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2008 is $6.0, $(0.8) and $2.2, respectively.
Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totaled $29.7 (2006 – $16.0; 2005 – $12.6). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.
Supplemental Schedules
The following supplemental schedules present the consolidated Financial Position, Operations and Retained Earnings, Comprehensive Income, Accumulated Other Comprehensive Income, and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.

Notes to the PotashCorp 2007 Consolidated Financial Statements	109

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION

As at December 31
	2007	2006

Assets
Current assets
Cash and cash equivalents	$719.5	$325.7
Accounts receivable	596.2	442.3
Inventories	428.8	494.9
Prepaid expenses and other current assets	36.7	40.9
Current portion of derivative instrument assets	30.8	50.9

	1,812.0	1,354.7
Derivative instrument assets	104.2	69.4
Property, plant and equipment	3,746.4	3,409.8
Investments	3,583.8	2,044.3
Other assets	144.0	81.1
Income taxes on uncertain income tax positions	18.4	–
Intangible assets	24.5	29.3
Goodwill	50.3	50.3

	$9,483.6	$7,038.9

Liabilities
Current liabilities
Short-term debt	$90.0	$157.9
Accounts payable and accrued charges	851.5	573.5
Current portion of long-term debt	0.2	400.4

	941.7	1,131.8
Long-term debt	1,339.4	1,339.8
Deferred income tax liability	903.0	668.5
Income taxes on uncertain income tax positions	38.1	–
Accrued pension and other post-retirement benefits	274.1	378.1
Accrued environmental costs and asset retirement obligations	121.0	110.3
Other non-current liabilities and deferred credits	2.7	7.5

	3,620.0	3,636.0

Shareholders’ Equity
Share capital	1,461.3	1,431.6
Additional paid-in capital	169.8	113.1
Accumulated other comprehensive income	2,071.2	733.5
Retained earnings	2,161.3	1,124.7

	5,863.6	3,402.9

	$9,483.6	$7,038.9

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME

For the Years Ended December 31
	2007	2006	2005

Accumulated other comprehensive income, beginning of year	$733.5	$343.2	$96.8
Other comprehensive income, net of related income taxes	1,338.9	461.1	246.4
Cumulative effect adjustment in respect of uncertain income tax positions	(1.2)	–	–
Cumulative effect adjustment related to pension and other post-retirement benefits	–	(70.8)	–

Accumulated other comprehensive income, end of year	$2,071.2	$733.5	$343.2

110	Notes to the PotashCorp 2007 Consolidated Financial Statements

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)
The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2007	2006	2005

Net unrealized holding gains on available-for-sale securities	$2,098.7	$792.0	$236.3
Net unrealized gains on derivatives designated as cash flow hedges	73.5	79.4	182.4
Additional minimum pension liability	–	–	(55.4)
Pension and other post-retirement benefits[1]	(85.6)	(117.9)	–
Share of other comprehensive income of equity investees	–	0.9	0.8
Unrealized foreign exchange gains on self-sustaining foreign operations	6.7	–	–
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)
Cumulative effect adjustment in respect of uncertain income tax positions	(1.2)	–	–

Accumulated other comprehensive income, end of year	$2,071.2	$733.5	$343.2

[1]	2007 comprised of unamortized net actuarial loss of $(91.0), unamortized prior service costs of $8.7 and unamortized transitional obligation of $(3.3). 2006 comprised of unamortized net actuarial loss of $(122.9), unamortized prior service costs of $9.0 and unamortized transitional obligation of $(4.0).
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS

For the Years Ended December 31
	2007	2006	2005

Sales	$5,234.2	$3,766.7	$3,847.2
Less: Freight	346.1	255.8	249.7
Transportation and distribution	124.1	134.1	121.9
Cost of goods sold	2,885.9	2,365.4	2,337.5

Gross Margin	1,878.1	1,011.4	1,138.1

Selling and administrative	213.6	158.0	144.5
Provincial mining and other taxes	135.4	66.5	137.2
Foreign exchange loss (gain)	70.2	(4.4)	12.5
Share of earnings of equity investees	(74.3)	(54.9)	(55.8)
Other income	(49.3)	(39.6)	(3.3)

	295.6	125.6	235.1

Operating Income	1,582.5	885.8	903.0
Interest Expense	68.7	85.6	82.3

Income Before Income Taxes	1,513.8	800.2	820.7
Income Taxes	452.3	174.4	288.0

Net Income	1,061.5	625.8	532.7
Retained Earnings, Beginning of Year	1,124.7	577.5	572.3
Cumulative Effect Adjustment in Respect of Uncertain Income Tax Positions	85.7	–	–
Cumulative Effect Adjustment in Respect of Stripping Costs	–	(16.3)	–
Repurchase of Common Shares	–	–	(462.5)
Dividends	(110.6)	(62.3)	(65.0)

Retained Earnings, End of Year	$2,161.3	$1,124.7	$577.5

Net Income per Share – Basic	$3.36	$2.01	$1.64

Net Income per Share – Diluted	$3.27	$1.96	$1.60

Dividends per Share	$0.35	$0.20	$0.20

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE INCOME

For the Years Ended December 31
	2007	2006	2005

Net Income	$1,061.5	$625.8	$532.7

Other comprehensive income
Net increase in unrealized gains on available-for-sale securities	1,394.1	534.7	193.5
Net gains (losses) on derivatives designated as cash flow hedges	49.4	(68.2)	255.0
Reclassification to income of net gains on cash flow hedges	(57.8)	(79.7)	(53.5)
Pension and other post-retirement benefits[1]	56.4	–	–
Unrealized foreign exchange gains on translation of self-sustaining foreign operations	6.7	–	–
Adjustment to additional minimum pension liability	–	11.7	(28.4)
Share of other comprehensive income of equity investees	(1.3)	0.2	1.1
Deferred income taxes related to other comprehensive income	(108.6)	62.4	(121.3)

Other Comprehensive Income	1,338.9	461.1	246.4

Comprehensive Income	$2,400.4	$1,086.9	$779.1

[1] 2007	comprised of amortization of net actuarial loss of $56.6, amortization of prior service costs of $(1.4), and amortization of transitional obligation of $1.2.

Notes to the PotashCorp 2007 Consolidated Financial Statements	111

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
33. Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW

For the Years Ended December 31
	2007	2006	2005

Operating Activities
Net income	$1,061.5	$625.8	$532.7
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	282.8	234.0	234.0
Stock-based compensation	40.3	28.5	27.5
Loss (gain) on disposal of property, plant and equipment and long-term investments	7.9	(8.6)	11.8
Provision for auction rate securities	26.5	–	–
Provision for plant shutdowns – phosphate segment	–	6.3	–
Foreign exchange on deferred income tax	52.4	0.5	8.9
Provision for deferred income tax	137.3	52.7	43.5
Undistributed earnings of equity investees	(33.7)	(25.0)	(37.2)
Unrealized gain on derivative instruments	(21.1)	–	–
Other long-term liabilities	(57.9)	13.4	20.2
Changes in non-cash operating working capital
Accounts receivable	(154.6)	11.0	(107.6)
Inventories	59.6	15.8	(122.2)
Prepaid expenses and other current assets	7.0	(1.8)	(8.2)
Accounts payable and accrued charges	250.9	(269.1)	238.1

Cash provided by operating activities	1,658.9	683.5	841.5

Investing Activities
Additions to property, plant and equipment	(595.6)	(508.6)	(376.3)
Purchase of long-term investments	(30.7)	(352.5)	(190.9)
Purchase of investments in auction rate securities	(132.5)	–	–
Proceeds from disposal of property, plant and equipment and long-term investments	4.5	22.0	12.4
Other assets and intangible assets	7.8	(0.6)	5.9

Cash used in investing activities	(746.5)	(839.7)	(548.9)

Financing Activities
Proceeds from long-term debt obligations	1.5	483.9	–
Repayment and issue costs of long-term debt obligations	(403.6)	(1.3)	(10.1)
(Proceeds from) repayment of short-term debt obligations	(67.9)	(94.3)	158.7
Dividends	(93.6)	(60.9)	(65.4)
Repurchase of common shares	–	–	(851.9)
Issuance of common shares	26.6	47.3	93.9
Income taxes related to stock-based compensation	18.4	13.3	17.2

Cash (used in) provided by financing activities	(518.6)	388.0	(657.6)

Increase (Decrease) in Cash and Cash Equivalents	393.8	231.8	(365.0)
Cash and Cash Equivalents, Beginning of Year	325.7	93.9	458.9

Cash and Cash Equivalents, End of Year	$719.5	$325.7	$93.9

Supplemental cash flow disclosure
Income taxes paid (o)	$221.0	$296.8	$141.6

34. SUBSEQUENT EVENTS
In January 2008, the company settled its forward purchase contract, which was denominated in Hong Kong dollars, to acquire an additional 194,290,175 shares of Sinofert for cash consideration of $173.7. A gain of $25.3 was recognized during 2008 as a result of the change in fair value of the contract from December 31, 2007 to the settlement date. The acquisition increases the company’s ownership interest in Sinofert to approximately 20 percent.
On January 23, 2008, the Board of Directors of PCS authorized, subject to regulatory approval, a share repurchase program of up to 15,820,000 common shares (approximately 5 percent of the company’s issued and outstanding common shares) through a normal course issuer bid. If considered advisable, shares may be repurchased from time to time on the open market through January 30, 2009 at prevailing market prices. The timing and amount of purchases, if any, under the program will be dependent upon the availability and alternative uses of capital, market conditions and other factors.

112	S H A R E H O L D E R I N F O R M AT I O N

POTASHCORP 2007 FINANCIAL REVIEW
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
Ownership
On February 20, 2008, there were 1,772 holders of record of the company’s common shares.
Corporate Offices
Canada:
Suite 500, 122 – 1st Avenue South
Saskatoon SK S7K 7G3
Phone: (306) 933-8500
US:
Suite 400, 1101 Skokie Boulevard
Northbrook IL 60062
Phone: (847) 849-4200
Common Share Prices and Volumes
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis, Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange[1]			New York Stock Exchange
	High	Low	Volume	High	Low	Volume

2007
First Quarter	65.31	51.92	51,599,528	56.35	44.05	221,025,369
Second Quarter	86.21	61.02	51,480,129	80.85	52.82	220,781,704
Third Quarter	108.92	76.96	65,980,291	109.40	71.50	189,289,076
Fourth Quarter	148.89	94.30	67,978,612	151.90	97.36	239,545,310

Year 2007	148.89	51.92	237,038,560	151.90	44.05	870,641,459

2006
First Quarter	37.96	30.50	63,024,657	33.08	26.05	165,652,500
Second Quarter	39.00	28.93	56,060,451	35.47	26.28	162,390,900
Third Quarter	39.49	30.67	42,424,140	35.49	27.34	123,589,800
Fourth Quarter	56.96	37.75	58,463,577	49.06	33.83	185,087,100

Year 2006	56.96	28.93	219,972,825	49.06	26.05	636,720,300

2005
First Quarter	37.97	29.70	54,892,338	30.67	24.30	96,036,000
Second Quarter	44.04	32.80	40,296,027	35.56	26.42	89,500,200
Third Quarter	46.00	36.08	43,354,176	38.38	30.95	73,579,800
Fourth Quarter	36.30	28.25	66,542,436	31.11	24.26	138,311,700

Year 2005	46.00	28.25	205,084,977	38.38	24.26	397,427,700

	[1]Trading prices are in Cdn$			Source: Thomson Financial
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2007 Annual Report on Form 10-K.

NOTE: Data are adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007.

A P P E N D I X	113

POTASHCORP 2007 FINANCIAL REVIEW
MARKET AND INDUSTRY DATA STATEMENT
Some of the market and industry data contained in this financial review and this Management’s Discussion & Analysis of Financial Condition and Results of Operations are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.
Information in the preparation of this annual report is based on statistical data and other material available at February 20, 2008.
FOOTNOTES, SOURCES, ABBREVIATIONS, TERMS AND MEASURES

FOOTNOTES

1	Availability of Raw Materials	Source: Fertecon, EIA
2	Cost of New Capacity	Source: Fertecon, PotashCorp
3	Greenfield	Definition: New operation built on undeveloped site
4	Greenfield Development Time	Source: Fertecon, PotashCorp
5	Producing Countries	Source: Fertecon
6	State- or Subsidy-Controlled Capacity	Source: Fertecon, British Sulphur, PotashCorp
7	Industry Operating Rate	Source: Fertecon, PotashCorp
8	PotashCorp Nameplate Capacity	Source: PotashCorp
9	PotashCorp World Position by Capacity	Source: Fertecon; Blue, Johnson; Agrium; Mosaic; Terra; PotashCorp
10	5-Year Demand Growth CAGR	Source: Fertecon
11	Total World Demand	Source: Fertecon, IFA, PotashCorp
12	PotashCorp Share of World Production	Source: Fertecon; Blue, Johnson; Agrium; Mosaic; PotashCorp

ABBREVIATED COMPANY NAMES AND SOURCES*

Agrifos	Agrifos Fertilizer Inc., USA
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue, Johnson	Blue, Johnson & Associates, USA
British Sulphur	British Sulphur Consultants, UK
Canpotex	Canpotex Limited, Canada
CBOT	Chicago Board of Trade, USA
CF	CF Industries, Inc., USA
CNC	Caribbean Nitrogen Company, Trinidad
CP Rail	Canadian Pacific Railway, Canada
CVRD	Companhia Vale do Rio Doce, Brazil
Doane	Doane Agricultural Services, USA
DJUSBM	Dow Jones US Basic Materials Index, USA
EIA	Energy Information Administration, USA
EuroChem	EuroChem Mineral and Chemical Company, Russia
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
FMB	FMB Group Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
IMF	International Monetary Fund, USA
INEOS	INEOS USA LLC, USA
Intrepid	Intrepid Potash, USA
IPNI	International Plant Nutrition Institute, USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
Mississippi Phosphate	Mississippi Phosphate Corporation, USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NOLA	New Orleans, Louisiana, USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCP	Office Cherifien des Phosphates, Morocco
OMS	Overseas Marine Service, USA
Pemex	Petroleos Mexicanos, Mexico
PhosChem	Phosphate Chemical Export Association, Inc., USA
PIRA	PIRA Energy Group, USA
QSLP	Qinghai Salt Lake Potash Co. Ltd., China
Silvinit	JSC Silvinit, Russia
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile

ABBREVIATED COMPANY NAMES AND SOURCES* CONTINUED

Terra	Terra Industries, Inc. (NYSE: TRA), USA
Tringen	Trinidad Nitrogen Co., Limited, Trinidad
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali, Russia
USDA	US Department of Agriculture, USA
USEPA	United States Environmental Protection Agency, USA
Yara	Yara International (Oslo: YAR), Norway

GLOSSARY OF TERMS

2007E	2007 Estimated
2008F	2008 Forecast
CAGR	Compound Annual Growth Rate
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium).
CFR	Cost and Freight — for delivery of goods to destination
Consumption vs Demand	Product applied vs product purchased
FOB	Free on Board — cost of goods on board at point of shipment
FSU	The former Soviet Union
GDP	Gross Domestic Product
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied Natural Gas
MMBtu	Million British thermal units
MMT	Million tonnes
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the US.
Optional Capacity	Equipment in a state of readiness to produce. While operational capacity is increased at mechanical completion of a project, a period of ramp-up may be required to achieve full operating levels.
PhosChem
An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp and Mosaic. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.

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