Form 10-K, Exhibit 13
period 2008-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2009-02-26
CIK 855931

Exhibit 13

PotashCorp
Helping Nature Provide

More per acre...

the long-term food solution

08
Financial Review Annual Report

Supplying the World’s Need for More Potash
Potash is food for the plants that feed animals and people. It is known as the quality nutrient because it enhances crops’ size, color and flavor, increases protein, oil and vitamin C content, and improves storage and shipping qualities. It works with other nutrients to enhance the benefits they provide to crops.
The long-term drivers of the fertilizer business – potash in particular – are undeniable, even in the current difficult economic conditions. World population grows by approximately 75 million every year, and economic opportunities in developing regions are driving up demand for high-quality food. Farmers are awakening to the impact of proper fertility practices on their bottom line, giving them the incentive to invest in crop nutrients to improve yields.
At PotashCorp, we are preparing for the world’s demand for more fertilizer. With our resources, strategies and capability to deliver these vital products, we are an important part of bringing more food, more opportunity and more quality of life to the world.

INSIDE

Introduction
Letter from the CFO	2
Comparison to Peers	3

Management’s Discussion & Analysis
The Global Story	4
Company Overview	6
Factors That Shaped Our Business in 2008	10

Potash
Overview	13
Strategy	16
Capability to Deliver	17
Risks	18
Performance	18

Phosphate
Overview	21
Strategy	22
Capability to Deliver	24
Risks	24
Performance	24

Nitrogen
Overview	27
Strategy	30
Capability to Deliver	30
Risks	30
Performance	30

2009 Outlook	33
Key Performance Drivers	35
Rewarding Results	38
Risk Management	39
2008 Financial Overview	41
Expenses & Other Income	42
Quarterly Results	45
Key Earnings Sensitivities	47

Financial Structure
Financial Condition Review	47
Liquidity & Capital Resources	49
Capital Structure & Management	52
Market Risks	54
Related Party Transactions	54
Critical Accounting Estimates	54
Recent Accounting Changes	58
11 Year Report	61

Financials
Financial Performance Indicators	62
Management’s Responsibility for Financial Reporting	65
Independent Registered Chartered Accountants’ Reports	66
Consolidated Financial Statements	68
Appendix	119

LEARN MORE ONLINE
PotashCorp2008AR.com watch for our  Keywords  to guide you

2	Letter from the CFO

WAYNE BROWNLEE
EXECUTIVE VICE PRESIDENT AND CFO
No company, and no sector of the economy, was untouched by the financial crisis that gripped the world in the second half of 2008. While we don’t know when this crisis of economics and confidence will end, our business is tied to the world’s need for food – and when producing food, time is of the essence. Crops must be planted, fertilized and harvested.
In this economic downturn, the market has generally not differentiated between essential and non-essential businesses, between commodities and their underlying fundamentals, or among companies within a sector. But we think this will change and the strengths of PotashCorp will again be obvious. We believe premiums for quality will reappear.
Our resources, strategy and history of doing what we say we will do set our company apart. While we have world-class assets in phosphate and nitrogen, our emphasis on Potash First is the heart of our success. With an eye to long-term demand for this vital nutrient, PotashCorp, the largest producer, is in the best position to bring on the most new capacity in the least time. Expansions are underway at all of our operations, and we are primarily funding them from our cash flow. We are in this business for the long term and are confident our expanded potash capacity will be critical to meet future demand growth.
As we put our strengths to work for our stakeholders, we look for opportunities. Again we reinvested in what we believe are the world’s best potash assets – our own – through our share repurchase program. Like our previous share repurchases, this is a long-term investment that we expect will be recognized as an excellent creator of shareholder value. We also increased some of our offshore potash investments, and we continue to explore further opportunities that may become available. We believe decades of prudent balance sheet management will enable us to take advantage of those that fit our Potash First strategy. While this is not a forecast, we believe it is possible that we could far exceed our record potash gross margin of 2008 when we complete our expansion projects.
Our goal is always to maximize long-term value for our shareholders. While the current environment is a difficult one, we have achieved five consecutive years of record earnings growth and we continue to believe that PotashCorp is well positioned for future growth.

February 20, 2009

POTASHCORP 2008 FINANCIAL REVIEW

Comparison to Peers	3

Peers in Our Industry
In our efforts to achieve the highest sustainable results for our shareholders, management evaluated our 2008 performance against basic materials indices and our peers in the fertilizer sector. For 2009, our peer group has been expanded. Some of the key metrics tracked are set out on this page.
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
Note: Full-year comparable information for Intrepid not available due to IPO April 21, 2008.
Sources: Company financial reports

*	Capital expenditures = additions to property, plant and equipment

1	Year ended December 31, 2008

2	Most recent four fiscal quarters ended November 30, 2008

3	Most recent four fiscal quarters ended September 30, 2008

4	Most recent two fiscal halfs ended June 30, 2008
Uralkali net income, cash flow from operations and capital expenditures translated by half at: 2nd Half 2007 1 USD = RUB 25.0766; 1st Half 2008 1 USD = RUB 23.9366; average exchange rates in each half per Bloomberg

5	Yara net income, cash flow from operations and capital expenditures translated at 1 USD = NOK 5.6502, average exchange rate for 2008 as provided from company reports

6	K+S net income, cash flow from operations and capital expenditures translated by quarter at: Q4 2007 1 USD = EUR 0.6910; Q1 2008 1 USD = EUR 0.6678; Q2 2008 1 USD = EUR 0.6399; and Q3 2008 1 USD = EUR 0.6659; average exchange rates in each quarter per Bloomberg

POTASHCORP 2008 FINANCIAL REVIEW

4	Management’s Discussion & Analysis
of Financial Condition and Results of Operations (in US Dollars)

The Global Story
Helping Produce More per Acre
The Long-Term Picture Does Not Change
The rapid decline in investor confidence in the latter half of 2008 may have temporarily shifted political and public attention away from global food issues, but it did not change long-term agricultural realities. The world needs every available arable acre to produce more food, and more fertilizer to keep those acres healthy. These needs drive the growth of our business and our industry.
The world depends on modern agriculture, which makes it possible to feed a rising population and help people in developing nations enjoy better, protein-rich diets as their incomes increase. Agriculture can help improve energy self-reliance, maintain a healthy environment and sustain the parks, gardens, rainforests and open spaces that enrich our lives and protect the planet.
Need for More Fertilizer on the Horizon
More than ever, farmers are challenged to respond to rising global needs for food, animal feed, fuel and fiber. Together with modern agricultural techniques, quality seeds and good weather, fertilizers make it possible for farmers to meet that challenge by maintaining soil fertility. Increased use of potash is especially important, since it works synergistically with nitrogen and phosphate and has historically been under-applied relative to the other two nutrients.
Research suggests that approximately 40 percent of the world’s food production is a direct result of fertilizer application. The value of PotashCorp products continues to increase as the need for food rises. We believe potash will become even more important to the agricultural picture, and we are ready to supply it.
More People and Less Land Require
More Food and More Fertilizer
1. Rising Population Parallels Income Growth
World population grows by approximately 75 million every year, mostly in developing nations. Despite the financial turmoil in 2008, China, India and other major emerging nations are expected to continue to drive global GDP growth, which the International Monetary Fund predicts will average 3.6 percent annually over the next five years. This will give increased purchasing power to millions of people.

POTASHCORP 2008 FINANCIAL REVIEW	Keyword Online: Our Business

The following discussion and analysis is the responsibility of management and is as of February 20, 2009. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.	5

2. More and Better Food Is Wanted
Diets are changing around the world as people with rising incomes choose better-quality foods rich in protein. Grain-fed chicken, pork and beef are becoming more affordable in developing countries, and more meat is being produced and consumed there. Demand for fruits and vegetables is also rising, particularly in Asia, where they are displacing cereal crops. Substantially more fertilizer, especially potash, is needed to produce quality fruits and vegetables.
3. Arable Land per Capita Is Shrinking
As population rises, cities expand and industry and transportation infrastructure grow, farmland is being converted to other uses. By 2020, there are expected to be barely 0.2 hectares per person for animal and crop production – less than half what was available in 1950. Farmers must use proper fertility practices to produce enough food from this diminishing agricultural land base per capita.
4. Grain Stocks-to-Use Ratio Remains Below Average
Despite reduced grain buying in the second half of 2008 that left more in inventories, and a record grain harvest which met world demand for only the third time in a decade, stocks-to-use ratios remain near historical lows. Because of long-term population growth and rising consumer incomes, this is unlikely to change soon.
5. Strong Crop Prices Will Encourage Farmers
Although crop prices, like nearly all commodity prices, fell during the latter half of 2008 after setting records in the first half, they remain well above historical levels and approximately twice the levels of three years ago. The factors that drove up those prices – rising world demand, low stocks and competition for planted acreage – are expected to continue, giving farmers a strong incentive to increase production and motivating them to use proper fertilization.
6. Fertilizer Is Needed More than Ever, and It Pays
Record harvests like the one in 2008 pull vast amounts of crop nutrients from the soil, nutrients that must be replaced to feed the next crop. After years of under-applying fertilizer, especially potash, China, India, Brazil and other countries are beginning to improve their nutrient balance. Fertilizer typically generates a return of $3 for every $1 invested.

POTASHCORP 2008 FINANCIAL REVIEW

6	Company Overview

The Company With More
The World Needs More Fertilizer, and Fertilizer Is Our Business
The world needs more fertilizer to produce more crops in response to rising demand for food. Farmers want to increase their production to take advantage of higher prices, while those in developing regions, in particular, need to apply more fertilizer – especially potash – to correct soil nutrient imbalances brought about by historical under-application.
PotashCorp has built a thriving international fertilizer enterprise on world-class potash (K) resources, high-quality phosphate (P) and nitrogen (N) assets and strategic offshore potash investments.
We sell our products in three markets – fertilizer, focused on plant nutrition (N, P, K); feed supplements, focused on animal nutrition (mainly P, some N); and industrial, focused on products for high-grade food, technical and other applications (N, P as phosphoric acid, K). In 2008, fertilizer provided 70 percent of our sales and 82 percent of gross margin.
Offshore customers, primarily government agencies and private importers, accounted for half of our fertilizer sales in 2008 – including almost two-thirds of our potash sales. Approximately one-third of our sales volumes in each of the three nutrients was sold in North America to retailers, cooperatives and distributors that provide storage and application services to farmers. Feed and industrial customers consumed most of the remainder of our phosphate, and industrial customers the remainder of our nitrogen.
In both Northern and Southern hemispheres, fertilizers are mainly applied in spring and fall. Prices and profitability, choice of crop, soil quality and conditions, climate, weather, and government policies and subsidies influence customer purchases.
Among major world crops, rice, corn and wheat require all three nutrients, while soybeans need mainly potash and phosphate and oil palm uses mainly potash.

Keyword Online: Our Business

7

The Potash Business Has More Advantages
Higher Barriers to Entry, Less Government Involvement Are Important
Potash has structural and market advantages that we believe make it the best fertilizer business. Good deposits that are economical to mine are rare and barriers to entering the industry are high: significant upfront and continuing capital investment and at least seven years are required to bring a new conventional mine to production. Government involvement in and ownership of the industry are low, so economics, not politics, is more likely to drive business decisions.
And the world needs more potash. At PotashCorp, we are drawing on our unique strengths as we continue to prepare to respond to that need.
Potash Is the Core of Our Business
We Have Built the World’s Largest Fertilizer Company
PotashCorp began as a potash producer and, even after adding excellent phosphate and nitrogen businesses, the quality nutrient remains the heart of our company.
Anticipating today’s market conditions, we have used acquisitions and internal investments to build a company with almost one-quarter of global potash capacity: six large low-cost mines in Saskatchewan and New Brunswick and mineral rights at another Saskatchewan mine.
Potash is the biggest contributor to our earnings, generating 62 percent of our gross margin in 2008. Its position is strengthened by our interests in four offshore potash-related industry players: Arab Potash Company Ltd. (APC) in Jordan, Israel Chemicals Ltd. (ICL) in Israel, Sociedad Quimica y Minera de Chile S.A. (SQM) in Chile and Sinofert Holdings Limited (Sinofert) in China.
Our Strategies Focus on Earnings Quality
Emphasize Potash Growth, Minimize Volatility
For two decades, we have worked to maximize long-term value for our shareholders by following strategies that emphasize earnings growth and reduce the volatility inherent in our business.

More long-term growth, better earnings quality.

2008 At A Glance: The Potash Advantage

Our Potash First strategy is based on factors that give the nutrient a superior position in the fertilizer universe.

	Potash	Phosphate	Nitrogen

Base Product	Potassium chloride (KCl)	Phosphoric Acid (P2O5)	Ammonia (NH3)

Availability of Raw Materials [1]	Very limited	Limited (phosphate rock)	Abundant (natural gas)

Cost of New Capacity [2] (excluding infrastructure outside plant gate)	CDN $2.8 billion* / 2 MMT KCl	$1.5 billion / 1 MMT P2O5	$1.4 billion** / 1 MMT NH3

Greenfield [3] Development Time [4] (including ramp-up)	Minimum 7 years*	3-4 years	3 years

Producing Countries [5]	12	~ 40 (based on phosphoric acid)	~ 60

State- or Subsidy-Controlled Capacity [6]	19%	46%	57%

Industry Operating Rate [7]	86%	77%	83%

PotashCorp % of World Capacity [8]	22	5	2

PotashCorp World Position by Capacity [9]	#1	#3	#3

* Conventional greenfield mine in Saskatchewan
** Ammonia/urea complex
1-9, See Appendix – Footnotes, Page 119
POTASHCORP 2008 FINANCIAL REVIEW

8	Company Overview

Its significant increases in volumes and expanded margins make potash the best place for us to invest. We seek to minimize downside risk by following our long-held strategy of matching production to market demand, which helps reduce volatility in difficult market conditions such as those experienced in late 2008.
In our other nutrients, too, we focus on strengths that lead to higher margins and less cyclicality. In phosphate, we leverage our high-quality rock to produce a flexible range of products that lets us take advantage of shifting market conditions. Our focus in nitrogen is our lower-cost Trinidad production.
Phosphate and Nitrogen Add Strength and Depth
At 23 percent and 15 percent, respectively, phosphate and nitrogen were important contributors to PotashCorp’s gross margin in 2008.
We are the most diversified global phosphate company, economically making phosphoric acid, liquid and solid fertilizers, animal feed supplements and products used by industry, such as purified acid. We stress the product combination that offers the best returns with the least volatility.
Our nitrogen production in Trinidad benefits from long-term, lower-cost natural gas contracts, which together with our proximity to the United States provides significant cost advantages in the markets we serve. Our US nitrogen production emphasizes industrial products.
We Are Uniquely Prepared to Meet Rising Potash Demand
Capability to Deliver on Our Strategy
To ensure we can meet the needs of growing offshore markets, we are expanding our potash capacity significantly. By the end of 2012, we expect to have completed construction on projects that will bring our total capacity to 18 million tonnes. We are funding these Potash First expansions primarily through operating cash flow.
Beyond internal expansions, we are vigilant and disciplined in seeking to allocate our cash in ways that best benefit the company, always with the goal that cash flow return exceed the cost of capital. We continue to look for opportunities that expand our potash reach. We consider repurchases of our own stock an effective way to add long-term shareholder value. In 2008, for example, we spent $3.4 billion to repurchase 22.8 million of our shares at an average price of $147 per share. We also pay dividends quarterly, with $123 million paid in 2008.

POTASHCORP 2008 FINANCIAL REVIEW

9

Our Assets Let Us Deliver
Our unique assets enable us to deliver on our value proposition and support our vision and strategy. These include:
•	An experienced management team able to conceive, develop and implement long-term strategies and commit the company to them
•	Balance sheet strength over two decades that enables us to take advantage of opportunities and withstand short-term business fluctuations
•	Substantial cash flow, which is both the result and the cause of our success
•	A productive workforce, motivated sales teams and a coordinated transportation network to serve our target markets.

More potash to respond to world demand.
We Live by Our Core Values
Living by our core values means we strive always to build support and understanding among stakeholders, focus on creating long-term value for our shareholders, deepen our relationships with customers and improve quality of life in the communities in which our employees live and work. Our goal is no harm to people and no damage to the environment, and we are determined to achieve it.

18 MMT
Potash constructed capacity by the end of 2012

PotashCorp
Rocanville

10	Factors That Shaped Our Business in 2008

A Year of Crisis in Food and Finance
1. Economic Crisis Slowed Strongest Global Growth in 30 Years
In the first half of 2008, tight supplies of agricultural products led to restrictions on food exports and fears of increased world hunger. The overriding concern was how to produce more food. Then the focus shifted abruptly as the global financial crisis boiled over. In the deepening downturn, world economic growth dropped from an average of 4.9 percent in 2004-2007, the strongest four-year period in three decades, to 3.4 percent in 2008. By year-end, several mature economies were in recession; US growth fell from 2 percent in 2007 to 1.1 percent. The strong growth in emerging economies was moderated; China and India slowed from 13 percent and 9 percent, respectively, in 2007 to 9 percent and 7 percent in 2008.
2. Commodity Prices Were Highly Volatile
Spurred in the first half by robust demand from developing economies, prices for most commodities – from base metals to oil to soft commodities such as grains and oilseeds – were strong. However, as the economic crisis unfolded in the second half, many investors broadly liquidated their commodity holdings. We believe they acted first out of fear of slowing global growth, particularly in Asia, and then out of need to attain and preserve cash as prices fell across the board. Consistent with other commodities, prices for crop futures weakened considerably, although the ongoing balancing of supply and demand provided floor prices substantially above historical averages.
3. Highest Global Grain Demand – and Production – in History
Record grain demand for food and biofuels, plus a historically low stocks-to-use ratio, continued in the first half of 2008, challenging producers and helping to push crop prices to levels that encouraged maximum production. Farmers responded and, with excellent weather in key growing areas, produced the largest harvest in history. However, the increase to ending global grain inventories for crop year 2008/09 was slight. The stocks-to-use ratio is expected to be 19 percent, substantially below historical levels, and inventories still represent only 69 days at normal demand.
4. Farmers Postponed Fall Fertilizer Applications
Cool, wet weather and floods in several states delayed seeding throughout the US Midwest, causing late maturing of crops and late harvests. Little time was left for normal fall fertilizer application. By then, uncertainty caused by the growing world economic crisis and falling nitrogen and phosphate prices had made farmers around the world defer purchases of major inputs, including fertilizer.
5. Record Net Income Contributed to US Farmers’ Strong Balance Sheets
With strong crop prices and high production, US farmers achieved record net cash farm income of $93 billion in 2008, USDA reported. At year-end, they had strong balance sheets, with a debt-to-equity ratio of 10 percent, the lowest level ever reported.

POTASHCORP 2008 FINANCIAL REVIEW

11

6. Tight Global Potash Market Continued
In the first half of 2008, growth in global potash demand exceeded increases in supply, consuming all available production and leaving major markets short and on allocation. Increased shipments to markets in India, Southeast Asia and Latin America more than offset the reduction in shipments to China that resulted from lengthy contract negotiations with suppliers early in the year. India, with its nutrient-hungry soils and need to boost food production, increased imports by about 2 million tonnes, and record palm oil production supported healthy Southeast Asian demand. Brazil raised its purchases early in the year, but later, during its primary planting season, farmers’ concerns over credit availability and declining crop prices kept annual potash imports in line with the strong 2007 total. In the North American market, fourth-quarter shipments were reduced by a late harvest and economic uncertainty.
7. Potash Prices Rose Significantly
With tight producer supplies worldwide, offshore and North American potash prices increased significantly in 2008. Delivered prices in the major spot markets of Brazil and Southeast Asia rose by more than $600 per tonne. India paid an additional $355 per tonne and China’s annual contract price was up $400 per tonne. North American prices increased by approximately $600 per tonne. We believe improving prices also reflected market recognition of the need for reinvestment in capacity to meet future demand.
8. Food Security Concerns Led to Chinese Agriculture Programs
Increasing concern over food security led China to tax urea and phosphate fertilizer exports to ensure sufficient domestic supply. This reduced its exports of DAP/MAP from 4 million tonnes in 2007 to 2 million tonnes in 2008, and its urea exports from 6 million to 5 million tonnes. To encourage farmers to boost food production, farm subsidies were doubled from 2007 levels, crop prices were raised for 2009 and a program to allow farmers to use their land leases as equity was begun. These actions could lead to the use of enhanced farming technology and to increased fertilizer consumption over the long term.
9. India Was Major Buyer in Phosphate Markets
The government of India took steps to boost food production and improve food security. Subsidies to fertilizer producers and importers more than doubled DAP imports from 2.6 million tonnes in 2007 to 5.7 million tonnes, tightening the global DAP market and pushing up prices. Due to China’s reduced DAP/MAP sales, India’s high demand was satisfied largely from the US.

POTASHCORP 2008 FINANCIAL REVIEW

12	Factors That Shaped Our Business in 2008

10. Sulfur Market Was Volatile
High demand for phosphates early in 2007 through first-half 2008 drove up demand for sulfur, a byproduct of oil and gas production and a key input in phosphate production. With supplies constrained by unexpected refinery outages and delays in new refining and processing projects, sulfur prices soared. As approximately one tonne of sulfur is required to make a tonne of phosphoric acid, phosphate production costs were pushed up sharply. At their peak, international spot sulfur prices were more than eight times higher than they had been just one year before. Later in 2008, with a sharp decline in global phosphate production and more sulfur available from refineries, sulfur prices fell precipitously. This encouraged phosphate buyers to defer purchases as they waited to see if the lower sulfur costs would be passed along in the form of lower phosphate prices.
11. High Gas Costs Reduced Western Europe, Ukraine Competitiveness in Nitrogen
With natural gas costs averaging $13/MMBtu for 2008 – and reaching $16 late in the year – Western Europe, the high-cost global ammonia producer, was forced to shut down nitrogen capacity. Its demand for ammonia sourced from other regional suppliers increased. Natural gas costs also rose substantially in Ukraine, to $7.50/MMBtu, reducing nitrogen production and raising the global floor price for nitrogen exports.
12. In Troubled Environment, Potash Prices Held Firm
Tight supplies of phosphate and nitrogen fertilizers and China’s high export tariffs on these products increased prices during the first part of 2008, but they fell sharply when the global economy slowed. The decline in prices was exacerbated by the collapse in raw material costs and rising inventories.
Phosphate and nitrogen producers reacted by substantially lowering prices to move product or acquire cash, but it was evident through the second half of 2008 that the lowered prices did not result in increased demand. By year-end, approximately 50 percent of world phosphate production and significant global nitrogen capacity were curtailed.
The same global economic environment affected the market for potash quite differently. Inventories did not reach excessive levels due to inherently tight supply, a labor strike at three PotashCorp facilities and widespread production curtailments in response to the slowdown in global demand. As a result, potash prices did not fall.

POTASHCORP 2008 FINANCIAL REVIEW

		Highlights
#	1	IN GLOBAL PRODUCTION AND CAPACITY

10.1		MMT CAPACITY CONSTRUCTED THROUGH DEBOTTLENECK/EXPANSION PROJECTS FROM 2005 TO END OF 2012

	$7	BILLION (CDN) CAPITAL EXPENDITURES ON THESE PROJECTS

Potash	OVERVIEW	13

OVERVIEW: More Potash Than Any Other Company
The Potash Leader
PotashCorp has potash assets unmatched by any other world producer, and we are expanding to build our competitive strength. We completed construction of an additional 1.5 million tonnes at our Lanigan operation in 2008. Between 2005 and the end of 2012, we will have added 10.1 million tonnes through debottlenecking and expansion, half of the industry projects being built worldwide in that time, with a total investment of CDN $7 billion.
We are also expanding our compaction capacity to produce more granular potash, which has a larger particle that can be easily blended with solid nitrogen and phosphate fertilizers for consistent application. This premium product is used in sophisticated agricultural markets and, increasingly, in developing nations, and we see it as the future of global farming practices. While more costly to produce, granular products provide higher margins and add flexibility to our potash operations.
Potash: The Ideal Fertilizer Enterprise
Potash has many advantages over the other primary nutrient businesses.
Significant potash production occurs in only 12 countries. Half of global reserves are located in the Canadian province of Saskatchewan, while Canada, Russia and Belarus together account for two-thirds of world production and more than 80 percent of reserves.
Most potash companies are publicly owned and traded, so business decisions in the industry are likely to be made for economic rather than political reasons. Only in Belarus, where the economy and GDP growth depend heavily on potash sales in US dollars, is there significant government ownership.
Entry into the potash business is difficult because quality deposits are rare and costs to build a new mine are substantial. A new conventional Saskatchewan mine would require an upfront capital investment of CDN $2.8 billion or more, excluding roads, rail, utilities, port facilities and other infrastructure outside the plant gate that could increase the cost significantly. It would take a minimum seven years to generate positive cash flow from when construction begins.
Greenfield Production At Least Seven Years Away
No significant greenfield projects are on the immediate potash horizon, and the long lead time for a new mine makes the completion of new competitive construction unlikely for at least seven years. While rising prices and profitability increase the likelihood of a future greenfield commitment, the cost and time required to establish a large-scale facility continue to be major impediments. However, if and when we determine that a greenfield project is appropriate, we have property at Bredenbury, Saskatchewan where, we believe, geological exploration is the most advanced of any prospective new mine, complete with previously drilled potential shaft pilot holes.

SNAPSHOT OF POTASH

Strategies	Risks	Mitigation	Capability to Deliver
As offshore demand grows, bring on capacity at much lower cost than greenfield	Reduced prices if supply rises faster than consumption or demand insufficient to consume new capacity	Pace internal growth to rising market demand, and match production to demand Work with partners to ensure adequate transportation infrastructure	Three expansion projects completed, five underway, providing 18 MMT of capacity constructed by end of 2012
	Short-term distribution problems could cause loss of sales		Canpotex and PotashCorp increasing distribution system capability

Match production to market demand to enhance stability	Lost production, higher operating costs	Structure operations so majority of costs are variable, and production costs can be varied economically	Of total potash operating costs, 70% are variable

Keyword Online: Potash	POTASHCORP 2008 FINANCIAL REVIEW

14	Potash OVERVIEW

More Long-Term Growth
Expanding offshore markets, particularly in developing nations, provide most of our growth. In 2008, those markets purchased 65 percent of our potash for use on rice, wheat, soybeans, corn, oil palm, sugar, rubber, bananas, oranges, coffee and other agricultural commodities. Most of our remaining potash was sold in North America, a mature and stable agricultural market. A small amount – about 6 percent – was purchased by industrial customers in North America and offshore.
Offshore Sales and Logistics
Our company is the largest contributor (54 percent) to Canpotex Limited (Canpotex), which represents Saskatchewan’s three potash producers (PotashCorp, Mosaic, Agrium) in offshore markets. In the key markets of China, India, Brazil and Southeast Asia, Canpotex competes with global marketing agencies such as Belarusian Potash Company (for Belaruskali and Uralkali) and International Potash Company (for Silvinit), and producers such as ICL and K+S. Our New Brunswick facility has logistical advantages in supplying Brazil and other Latin American countries.
Purchasing methods vary among large offshore customers:
•	China buys from Canpotex under three-year memoranda of understanding, with pricing and volumes negotiated annually. The current memorandum expires at the end of 2009;
•	Japan and Korea buy from Canpotex under six-month price and volume contracts;
•	India has traditionally bought from Canpotex as needed under six- to 12-month price and volume contracts;
•	Brazil buys from Canpotex and PCS Sales, and Southeast Asian countries from Canpotex, on the spot market.

PotashCorp benefits from lower transportation and distribution costs by marketing through Canpotex. These costs can be considerable when shipping from Canada’s interior.
Approximately 25-35 percent of Canpotex customers buy at the port where the product is loaded and pay their own freight (FOB). Canpotex pays the freight for customers who buy on a delivered basis. As a result, ocean freight rates can affect margins significantly.
North America Sales and Logistics
Sales to the United States are typically made from Saskatchewan, particularly from our Rocanville plant, which is just 95 miles from the border. North American customers – primarily wholesalers, retailers and cooperatives that purchase on the spot market from PCS Sales – buy mainly on a delivered basis. We do not sell directly to farmers. We own or lease more than 100 distribution points in the US (mostly with variable cost leases, paid for only when used) and approximately 3,500 potash railcars.
Global and North American Competitors
The principal markets for both Canpotex and former Soviet Union (FSU) producers are China, India, Brazil and Southeast Asia. FSU producers also ship into the European Union. K+S customers are primarily in Europe and Brazil, while ICL ships to India, China, Southeast Asia, Brazil and Europe.
In North America, PotashCorp competes with Mosaic, Agrium and Intrepid. Our share of North American producers’ sales to this market was 37 percent in 2008.

POTASHCORP 2008 FINANCIAL REVIEW

Potash	SWOT	15

STRENGTHS
•	Can substantially raise capacity in less time than and at a significant discount to comparable greenfield capacity
•	Low-cost, flexible production with small percentage of fixed costs
•	Per-tonne fixed costs and mining taxes decrease as production increases
•	Existing operations have significant reserves and mine lives
•	Offshore investments add considerable global reach and profitability
•	Depth and tested experience of management team
•	Substantial barriers to entry, with high capital costs and long lead times
•	Few world producers, little government ownership
•	No known substitutes for potash
WEAKNESSES
•	High rail and ocean freight delivery costs for Saskatchewan potash, potential for transportation bottlenecks
•	Water inflow at New Brunswick increases costs, and risks loss of production
•	Production costs exposed to Canadian dollar volatility
•	High Saskatchewan resource taxes and federal and provincial income taxes relative to global competitors
OPPORTUNITIES
•	Substantial and rising global demand for food and biofuels is accelerating long-term growth expectations for potash consumption
•	Planned capacity additions could give us a larger share of a growing market, since competitors have limited expansion potential and regions with long-term capacity growth potential may be affected by heightened geopolitical risk and reduced access to credit
THREATS
•	Demand can be temporarily affected by changes in consumption patterns in offshore markets
•	Our strategy of matching production to market demand means PotashCorp can be disproportionately affected by market weakness, particularly in the short term
•	Potash demand growth could exceed the company’s logistical capability to deliver in the short term
•	Substantial upward pricing trend may attract greenfield projects

POTASHCORP 2008 FINANCIAL REVIEW

16	Potash	OVERVIEW | STRATEGY

Strategic Investments Broaden Our Potash Enterprise
Our investments in four potash-related companies give us strategic opportunities and enhance our bottom line. With 32 percent ownership, we have an influential position in SQM in Chile, the world’s leading producer of specialty potassium, iodine and lithium products. Our 28 percent ownership of APC in Jordan – which has a logistical advantage in delivering to Mediterranean and East Asian markets – enables us to appoint its top four management positions. In 2008, we increased our ownership of ICL in Israel to 11 percent and our investment in fertilizer distributor Sinofert in China to 22 percent. Sinofert – the biggest potash distributor in the world’s largest market - distributes 50-60 percent of the fertilizer imported into China. It has an 18 percent interest in, and handles all product of, Qinghai Salt Lake Potash Company (QSLP), the country’s largest potash producer.
The market value of our offshore investments was $4.6 billion at December 31, 2008.

More global exposure through offshore investments.
POTASHCORP’S STRATEGY
Increase Capacity as Demand Grows
PotashCorp amassed world-class potash assets with strategic purchases that first consolidated our Saskatchewan base and then added an operation in New Brunswick, the only potash facility on Canada’s East Coast. We are continuing to add capacity through expansions and debottlenecking for substantially less than the cost of equivalent greenfield construction.
At the same time, we constantly seek opportunities to add to our offshore potash investments, which have contributed strongly to our bottom line. Such opportunities must blend into our Potash First strategy.
Matching Our Added Capacity to Offshore Growth
We are timing our capacity additions to meet the expected growth in offshore demand for potash. Demand rarely moves in a straight line upward; it rises and falls with circumstances, as we saw in the second half of 2008. However, we believe it is better to be slightly ahead of the demand curve rather than risk capacity shortage as demand grows.
Produce to Meet Market Demand
We attempt to minimize downside risk by matching production to market demand. Short-term fluctuations in sales volumes may result, as temporary events can negatively affect short-term buying patterns. This is particularly true when most growth is in offshore markets.

POTASHCORP 2008 FINANCIAL REVIEW

Potash	DELIVERING RESULTS	17

CAPABILITY TO DELIVER
We Can Deliver, Today and Tomorrow
Preparing for the Rising World Need for Potash
More than five years ago, we began preparing for the anticipated rise in global potash demand. Between 2005 and 2008, the first round of expansion/debottlenecking projects at our Rocanville, Allan and Lanigan operations in Saskatchewan were completed, adding 2.65 million tonnes of standard product capacity at a cost of CDN $750 million. We also added 2.75 million tonnes of compaction capacity.
Five more projects – a debottlenecking at Patience Lake, a debottleneck/expansion at Cory, an expansion at Allan, a replacement mine and expanded mill at New Brunswick and a mine and mill expansion at Rocanville – are underway.
These projects will add 7.46 million tonnes of standard product capacity, along with significant compaction capability, at a cost of CDN $6.2 billion. Construction is expected to be completed in 2009 (Patience Lake), 2010 (Cory I), 2011 (New Brunswick) and 2012 (Allan, Cory II, Rocanville).
At completion of construction, each facility will begin ramp-up, a process that includes commissioning a large, complex mill. Equipment, including mining machines, bins and conveyor systems, must be lowered to the mining level, assembled and positioned. Maintenance shops must be set up to serve the underground workings. Reaching full productive capability can take more than two years after construction completion.
All expansions will raise our constructed capacity to 18 million tonnes by the end of 2012 at a total cost of CDN $7 billion.
Skilled Labor Important to Production
Our potash mine employees had an average of 13.5 years of experience as of 2008. Labor typically represents about 21 percent of the company’s costs of potash production. Our Saskatchewan operations at Allan, Cory, Lanigan, Patience Lake and Rocanville are unionized. Our Sussex mine in New Brunswick is not unionized.
In 2008, a three-month strike at Allan, Cory and Patience Lake lowered our annual production. In November, the workers settled on a new three-year agreement retroactive to May 1, 2008. Contract negotiations at Lanigan began in early 2009. The Rocanville collective agreement expires on May 31, 2009.
Preparing the Transportation and
Distribution Infrastructure
Increasing world demand for potash and our rising capacity require us to invest in transportation and distribution infrastructure and ensure close cooperation with our rail transportation partners. To serve offshore markets, Canpotex plans to build a new port facility at Prince Rupert on Canada’s West Coast and is expanding its existing terminal in Vancouver. When both facilities are completed, the marketing agency will be able to move approximately 23 million tonnes of potash annually, nearly double its current capability.
To facilitate potash movement, Canpotex continues to invest in new railcars. It added 1,350 cars in 2008.
Our contract with Canadian National Railway continues until 2010, while the Canpotex CP Rail contract extends to 2012.
In Brazil, we are a shareholder in Perola S.A., and we use the bulk fertilizer terminal it leases at the Port of Santos.

POTASHCORP 2008 FINANCIAL REVIEW

18	Potash	RISKS | PERFORMANCE

RISKS TO OUR POTASH STRATEGY
We pay particular attention to risks associated with our potash strategy, and act quickly to mitigate them. We considered the following risks of greatest potential impact in 2008:
New Supply Creates Market Imbalance
Rising prices have encouraged potash producers to increase production through expansion and development projects. If supply increases faster than world consumption, prices could be depressed for a prolonged period, negatively affecting our financial performance. While we anticipate that long-term growth in consumption will match or exceed the new supply, fluctuations in demand are characteristic of this market. We attempt to mitigate this risk and protect our margins by producing to meet market demand.
Global Demand Insufficient to Consume
PotashCorp Capacity
We are preparing for an anticipated increase in world potash demand by investing a total of CDN $7 billion in expansion and debottlenecking of existing facilities. As this new capacity is added, we believe we can capture a significant share of the expected demand growth, further strengthening our potash position and adding long-term shareholder value.
If our estimates of future potash demand prove to be overstated, our return on this investment would be lower than expected due to lower revenues and the related opportunity cost of outlaying significant capital before it was needed. We mitigate this risk somewhat because we are able to operate profitably at reduced rates, matching our production to market demand.
Lack of Adequate Transportation and
Distribution Infrastructure
We rely on a complex transportation and distribution infrastructure of railcars, barges, ocean freightliners, warehouse and port storage facilities to get potash to our customers quickly and efficiently. Short-term problems – such as railcar shortages, slow turn times and disruptions such as strikes, derailments or adverse weather – could lead to customer dissatisfaction, loss of sales and higher distribution costs, making it difficult to achieve our growth plans.
We attempt to mitigate this risk by working directly and through Canpotex to ensure sufficient investment is made in transportation infrastructure to help potash move as smoothly as possible. Internally, we continue to optimize our industry-leading distribution network in North America with predictable, consistent mine loading and delivery schedules.
Underground Mines Face Particular Risks
Water-bearing strata that carry the risk of water inflow often exist in the vicinity of underground mines. We are successfully managing water inflows at our New Brunswick operation. Our other conventional mines currently have no significant water inflows. At Esterhazy, where our mineral rights are being mined by another producer under a mining and processing agreement, water inflows are being managed.
All mining companies face the risk of unexpected rock falls that can result in life-threatening injuries. We have developed a mining machine canopy to protect workers, and our earth sciences group has developed ground-penetrating radar to help detect the anomalies that cause rock falls. Advanced geoseismic monitors record micro-events and provide information to help predict falls.

POTASH PERFORMANCE: 2008 VS 2007

•	Record gross margin of $3,055.5 million, 235 percent higher than 2007

•	Record 169 percent increase in realized sales prices caused by tight market supply and higher crop commodity prices for most of 2008

•	Due mainly to Canpotex price increases to China, Brazil, India and Southeast Asia, average realized offshore prices were up 195 percent over 2007. Average realized North American prices rose 133 percent

•	Average annual offshore prices surpassed North American prices for the first time since 2002. Driven by low global grain stocks and record-setting crop prices in key emerging markets, offshore price increases outpaced those in North America, particularly in the first half of the year

•	Sales volumes declined due to limited supply caused by labor disputes at three of our mines and reduced demand amidst uncertainty caused by the growing world economic crisis

•	Canpotex shipped 9.3 million tonnes in both 2008 and 2007. Sales to China were 13 percent of 2008 total (2007 – 26 percent), Brazil 20 percent (2007 – 21 percent) and India 16 percent (2007 – 10 percent). Our New Brunswick operations shipped 0.5 million tonnes offshore in 2008

POTASHCORP 2008 FINANCIAL REVIEW

Potash	PERFORMANCE	19

(31 percent to Brazil) vs 0.7 million tonnes in 2007 (44 percent to Brazil)

•	The pattern of offshore potash shipments was altered in 2008 by a late contract settlement between Canpotex and China. India benefited from China’s late entry to the market, receiving nearly 60 percent more potash from Canpotex than it had in the prior year

•	North American sales volumes fell 15 percent as farmers mostly passed on a normal fall application due to the late harvest and unfolding global financial concerns
•	Due to reduced fourth-quarter demand, inventories rose to 844,000 tonnes, 24 percent higher than last year but 3 percent lower than the five-year average

•	Cost of goods sold rose due to: increased royalties caused by higher sales prices ($5.50 per tonne or $47.0 million), increased brine inflow costs at New Brunswick ($3.50 per tonne or $29.3 million), strike-related costs ($2.00 per tonne or $19.6 million), a stronger Canadian dollar ($5.00 per tonne or $43.4 million) and increased fixed costs being distributed over fewer tonnes sold

Potash Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne			(Decrease)

	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007

Sales	$4,068.1	$1,797.2	$1,227.5	126	46
Freight	167.3	178.1	130.5	(6)	36
Transportation and distribution	42.1	39.1	38.8	8	1

Net sales	$3,858.7	$1,580.0	$1,058.2	144	49

Manufactured product
Net sales
North American	$1,307.5	$656.9	$470.5	99	40	2,962	3,471	2,785	(15)	25	$441.38	$189.26	$168.95	133	12
Offshore	2,526.8	909.6	576.0	178	58	5,585	5,929	4,411	(6)	34	$452.43	$153.41	$130.56	195	18

	3,834.3	1,566.5	1,046.5	145	50	8,547	9,400	7,196	(9)	31	$448.60	$166.65	$145.42	169	15
Cost of goods sold	783.8	658.8	489.3	19	35						$91.69	$70.09	$67.99	31	3

Gross margin	3,050.5	907.7	557.2	236	63						$356.91	$96.56	$77.43	270	25

Other miscellaneous and purchased product
Net sales	24.4	13.5	11.7	81	15
Cost of goods sold	19.4	8.9	7.8	118	14

Gross margin	5.0	4.6	3.9	9	18

Gross Margin	$3,055.5	$912.3	$561.1	235	63						$357.49	$97.05	$77.97	268	24

Note 19 to the consolidated financial statements provides information pertaining to our business segments.
Potash gross margin variance attributable to: Dollars (millions)

	2008 vs 2007
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
North American	$(74.5)	$746.9	$(63.6)	$608.8
Offshore	(37.2)	1,670.0	(98.8)	1,534.0
Change in market mix	7.0	(7.0)	–	–

Total manufactured product	$(104.7)	$2,409.9	$(162.4)	2,142.8
Other miscellaneous and purchased product				0.4

TOTAL				$2,143.2

POTASHCORP 2008 FINANCIAL REVIEW

20	Potash	PERFORMANCE

HIGHLIGHTS OF 2007 VS 2006
•	Record gross margin of $912.3 million, 63 percent higher than 2006 and 29 percent above the 2005 record

•	Record sales volumes of 9.4 million tonnes, 31 percent above 2006, due to exceptionally tight market conditions

•	Products sold on allocation for most of the last half of 2007 (sold as ordered in 2006)

•	Offshore sales up 34 percent from 2006, reflecting higher demand as farmers worked to correct decades of under-application and took advantage of higher commodity prices (grains, soybeans, corn and palm oil)

•	Canpotex shipped 9.3 million tonnes in 2007 and 6.7 million tonnes in 2006 (PotashCorp’s share 55 percent); sales to Brazil were 21 percent (2006 – 15 percent) while China and India were 26 percent (2006 – 19 percent) and 10 percent (2006 – 10 percent), respectively. Our New Brunswick operation shipped 0.7 million tonnes offshore in both years with 44 percent to Brazil in 2007 and 53 percent in 2006

•	North American sales up due to stronger dealer fill and field application caused by higher commodity prices and more acreage planted

•	Year-end inventories of approximately 680,000 tonnes, 27 percent below 2006 and second lowest since 1991

•	Offshore prices up 18 percent as Canpotex agreed to total per-tonne price increases with China ($5), Brazil ($175), India ($50) and Southeast Asia ($195) by the end of 2007
•	North American prices up 12 percent due to price increases that totaled $82 per tonne by the end of 2007

•	Gap between North American spot prices and contracted offshore prices due, in part, to lag between spot market and termed pricing in contracts, and different product mix

•	Cost of goods sold up compared to 2006 because of higher production levels, higher brine inflow costs ($5.50 per tonne or $51.5 million), a stronger Canadian dollar ($3.00 per tonne) and 47 fewer shutdown weeks (2006 shutdown weeks higher due to matching production with demand)

Potash Production (million tonnes KCl)

		Production			Mine Site
	Capacity	2008	2007	2006	Employees

Lanigan SK	3.828	2.141	1.907	1.471	519
Rocanville SK	3.044	2.834	2.647	1.897	406
Allan SK	1.885	1.093	1.744	0.992	347
Cory SK	1.361	0.420	0.768	0.772	271
Patience Lake SK	1.033	0.282	0.257	0.190	75
Esterhazy SK *	1.313	1.125	1.043	0.953	0
New Brunswick NB	0.785	0.802	0.793	0.743	339

Total	13.249	8.697	9.159	7.018	1,957

*	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Canada Limited Partnership under a mining and processing long-term agreement. For calendar year 2009, our production allocation is 1.125 million tonnes.

POTASHCORP 2008 FINANCIAL REVIEW

		Highlights
#	3	IN GLOBAL CAPACITY

#	1	WORLD PRODUCER OF SPECIALTY PHOSPHATE PRODUCTS

		LARGEST, LOWEST-COST US ROCK DEPOSITS

Phosphate	OVERVIEW	21
OVERVIEW: The Flexible Phosphate Producer
Offering More Diversity in the Phosphate World
PotashCorp has built a diversified and flexible global phosphate business on integrated world-class operations in North Carolina and Florida. Our high-quality phosphate rock enables us to optimize our phosphoric acid to provide the most profitable combination of downstream products – liquid and solid fertilizers, feed supplements for livestock and poultry, and products used in industrial applications.
Good Rock Is the Basis of Success in Phosphate
Approximately 30 countries produce phosphate rock. China, the US and Morocco, the largest producers, together account for 67 percent of world production. Morocco alone accounts for almost half of phosphate rock exports. Producers without their own supply (non-integrated) must buy and process more expensive rock to produce downstream phosphate products.
Industry Enjoys Strong 2008 After 2007 Turnaround
Following significant increases driven by Morocco’s Office Cherifien de Phosphates (OCP) in 2007, phosphate rock prices continued to climb during early 2008, pushing up prices for all downstream products. Growing product inventories, declining raw material costs and demand deferral due to the economic crisis resulted in falling production costs and prices for these products in the second half of the year. Rock prices, however, remained relatively stable.

More high-quality phosphate rock means greater flexibility.
Extreme Volatility in Raw Material Costs in 2008
Sulfur, a byproduct of oil and gas production, is needed to convert phosphate rock into phosphoric acid, an intermediate product that can be sold or further processed. Strong demand and constrained supply drove sulfur prices dramatically higher in 2007 but they softened in the second half of 2008. In the fourth quarter, they fell faster than they had risen, due mainly to sharply reduced demand.
Significant volatility in the cost of ammonia, an important input in DAP and MAP production, also affected prices and profitability of those phosphate products.
Market Structure Can Lead to Higher Volatility
While it is much less of a pure commodity business than nitrogen, the phosphate industry still has many producers and considerable government ownership, as well as intermediaries to facilitate product movement. These situations make the marketplace potentially more volatile.
Limited New DAP Capacity Underway
No major additions to world capacity in solid phosphate fertilizers are expected until Saudi Arabia’s Ma’aden project is completed and its 3 million tonnes of DAP are ramped up, potentially by 2012. China is building some capacity for domestic consumption and Morocco plans to bring on phosphoric acid plant expansions in 2009 that will enable it to increase solid phosphate production. However, without any significant new capacity slated to come online in the immediate future, growth in demand for phosphate products is expected to keep global markets balanced to relatively tight.

SNAPSHOT OF PHOSPHATE

Strategy	Risk	Mitigation	Capability to Deliver
Optimize product mix to maximize gross margin and reduce volatility	Short-term cyclicality due to fluctuations in demand, competitive costs, availability of supply and government involvement in the industry	Leverage strengths in less-cyclical industrial and feed products, optimize fertilizer operations to minimize production costs	New permits expected at Aurora to allow for 37 years of mining Commissioning a new sulfuric acid plant in 2009 that will enable productive capability to meet stated phosphoric acid capacities

Keyword Online: Phosphate	POTASHCORP 2008 FINANCIAL REVIEW

22	Phosphate	OVERVIEW | STRATEGY

Benefiting from Diversification
We have built our phosphate enterprise on a foundation of abundant and accessible phosphate rock reserves, with low levels of impurities and, therefore, low production costs. This high-quality rock enables us to produce phosphoric acid of equally high quality, and we use about 40 percent of it to make high-margin industrial and feed products outside the more cyclical solid fertilizer markets. We are also strong in liquid fertilizers, where there is increasing demand and we enjoy healthy gross margins on a P2O5 tonne basis. Our diversification strategy ensures that we are well-balanced in our exposure to both liquid and solid fertilizers.
Feed and Industrial Provide Stability
Feed and industrial sales have historically been less seasonal and cyclical, and therefore less volatile, than fertilizer sales, which increased the quality of earnings in these segments. We believe long-term global trends make these excellent businesses. However, they were not immune to the global economic crisis, and our performance – particularly in feed phosphates – suffered in the second half as our customers’ businesses were negatively impacted.
World meat producers and processors in general endured a difficult 2008, when increased grain prices led to substantially higher feed costs. Our primary feed customers are US bulk feed producers, while Latin America and Asia are our largest offshore markets. Dical and monocal are used primarily in beef, poultry and pork production. We have a competitive edge in producing DFP for poultry due to Aurora’s quality rock.
Industry uses phosphate in soft drinks, food, metal treatment and other products. We are a significant participant in the purified phosphoric acid business because of our wet process technology and our high-quality rock at Aurora. The US is our major market for industrial phosphate products, but rising incomes in developing countries are driving growth in offshore demand.
Phosphate Sales and Logistics
Roughly two-thirds of our phosphate sales volumes are sold in North America, where we typically benefit from higher realized prices. Depending on the product, sales are made on a spot or contract basis. Our North American business is handled by PCS Sales, while PhosChem, a US marketing association that includes Mosaic, sells our phosphate fertilizers offshore. PCS Sales handles our industrial sales in all markets.
Global and North American Competitors
Our major offshore fertilizer competitor is OCP, while in North America we compete with Mosaic, CF Industries, Mississippi Phosphate, Agrifos and Agrium. Innophos, ICL and Chinese imports vie with us for North American industrial sales, while Mosaic and Chinese producers compete with us for feed sales in both markets.
POTASHCORP STRATEGY
Maximize Returns and Stability Through Product Flexibility
The flexibility provided by our high-quality rock gives us an unmatched ability to optimize product mix, maximize gross margin on a long-term basis and thereby enhance earnings stability.
Our strategy in the stable US industrial phosphate business is to opportunistically capture new high-margin demand. We have expanded our purified acid capacity to gain market share as competitors closed high-cost, energy-intensive plants, thereby contributing to our phosphate gross margin. Profitability, not sales volumes, is our focus in phosphate feed supplements.
Our flexibility is particularly valuable in phosphate fertilizers because it enables us to respond to market demand. We allot phosphoric acid not suitable for feed and industrial products to the most profitable combination of liquid and solid fertilizers, which may change from year to year. Maintaining high operating rates results in lower per-tonne fixed costs.

POTASHCORP 2008 FINANCIAL REVIEW

Phosphate	SWOT	23

STRENGTHS
•	Significant high-quality, low-cost phosphate rock reserves provide cost advantage over non-integrated producers

•	Ability to direct rock with low levels of impurities to diversified product line to optimize margins

•	Mining near processing facilities provides cost advantage over North American competitors

•	Access to lower-cost North American liquid sulfur

•	Strong position in North American purified acid, feed phosphate and liquid fertilizer markets
WEAKNESSES
•	Transporting ammonia to solid fertilizer plants is becoming more difficult and costly

•	Higher sulfur and ammonia costs can negatively impact margins

•	Plants with high fixed costs may not perform profitably at lower operating rates

•	Long-term sales contracts for industrial and some liquid fertilizer products can cause a lag in pricing in times of rising input costs, temporarily impacting margins
OPPORTUNITIES
•	Balanced to tight phosphate rock, phosphoric acid and solid fertilizer fundamentals expected in the medium term

•	Few companies globally with rock of sufficient quality to profitably produce purified acid

•	Few greenfield projects give at least a three-year window on solid fertilizer supply, until Saudi Arabia’s Ma’aden project comes on stream
THREATS
•	Significant government control in global phosphate supply and consumption decisions

•	High barriers to exit because of significant environmental restoration and remediation costs

•	Extensive environmental and permitting requirements

POTASHCORP 2008 FINANCIAL REVIEW

24	Phosphate	DELIVERING RESULTS | RISKS | PERFORMANCE

CAPABILITY TO DELIVER
Delivering Product Diversity
By the end of April 2009, we expect to have the federal and state permits that will allow us to continue mining at Aurora, our largest phosphate operation, for 37 years. This will be the culmination of nine years of effort.
Following our strategy of leveraging our rock quality to optimize our product diversity, we have a $260 million project underway at Aurora which primarily involves construction of a new sulfuric acid plant. It is expected to be commissioned in 2009, and will enable productive capability to meet stated annual phosphoric acid capacities without purchasing sulfuric acid. Thus we can make downstream products in any combination that maximizes phosphate gross margin.
RISK TO OUR PHOSPHATE STRATEGY
Risk of Cyclicality
Phosphate risk has historically been increased by short-term cyclicality due to fluctuations in demand, competitive costs, availability of supply and government involvement in the industry. Over the next few years, increased competitive supply of solid fertilizer may outpace growth in world consumption, potentially depressing prices and affecting our phosphate margins. To mitigate this risk, we are leveraging our strengths in less cyclical specialty industrial and feed products and streamlining fertilizer operations to minimize production costs.

More diversity means more options in difficult phosphate markets.
PHOSPHATE PERFORMANCE: 2008 VS 2007

•	Record gross margin of $1,114.5 million exceeded 2007 record of $432.8 million

•	Solid fertilizers generated $438.9 million of 2008 gross margin, liquid fertilizers $366.7 million, feed $203.0 million, industrial products $95.4 million

•	Realized prices were up in all major product categories due to strong agricultural demand, a higher Chinese export tax and the global impact of higher costs for inputs such as sulfur, phosphate rock and ammonia

•	Price increases in the industrial market trailed those of other markets because certain contracts have pricing that resets annually

•	Sales volumes of all phosphate fertilizers declined. Poor weather delayed North American plantings and harvest; and both domestic and offshore demand fell significantly in the fourth quarter as the global economic crisis unfolded and buyers deferred purchases in anticipation of producers around the world dropping prices to move product or acquire cash
•	Gross margin reduced by: $501.9 million in higher sulfur costs (caused by greater demand for most of 2008); $59.3 million in higher ammonia costs impacting solid fertilizers (caused by increased agricultural demand); and a 22 percent increase in rock costs caused by rock quality issues at White Springs and higher maintenance costs at Aurora

POTASHCORP 2008 FINANCIAL REVIEW

Phosphate	PERFORMANCE	25
Phosphate Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne			(Decrease)

	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007

Sales	$2,880.7	$1,637.1	$1,255.1	76	30
Freight	101.1	112.4	88.5	(10)	27
Transportation and distribution	39.4	33.4	43.1	18	(23)

Net sales	$2,740.2	$1,491.3	$1,123.5	84	33

Manufactured product
Net sales
Fertilizer – liquids	$734.6	$283.4	$206.6	159	37	893	983	911	(9)	8	$823.17	$288.37	$226.89	185	27
Fertilizer – solids	996.8	607.5	391.6	64	55	1,069	1,623	1,634	(34)	(1)	$932.44	$374.22	$239.64	149	56
Feed	492.9	272.7	238.4	81	14	654	814	778	(20)	5	$753.90	$335.03	$306.63	125	9
Industrial	471.0	277.4	239.7	70	16	706	731	647	(3)	13	$666.97	$379.47	$370.33	76	2

	2,695.3	1,441.0	1,076.3	87	34	3,322	4,151	3,970	(20)	5	$811.50	$347.14	$271.14	134	28
Cost of goods sold	1,591.3	1,019.5	958.7	56	6						$479.17	$245.60	$241.52	95	2

Gross margin	1,104.0	421.5	117.6	162	258						$332.33	$101.54	$29.62	227	243

Other miscellaneous
and purchased product
Net sales	44.9	50.3	47.2	(11)	7
Cost of goods sold	34.4	39.0	39.5	(12)	(1)

Gross margin	10.5	11.3	7.7	(7)	47

Gross Margin	$1,114.5	$432.8	$125.3	158	245						$335.49	$104.26	$31.56	222	230

Note 19 to the consolidated financial statements provides information pertaining to our business segments.
Phosphate gross margin variance attributable to: Dollars (millions)

	2008 vs 2007
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Fertilizer – liquids	$(18.0)	$477.5	$(181.1)	$278.4
Fertilizer – solids	(128.9)	596.4	(232.6)	234.9
Feed	(33.5)	273.9	(104.4)	136.0
Industrial	(4.7)	203.0	(164.0)	34.3
Change in product mix	8.7	(8.4)	(1.4)	(1.1)

Total manufactured product	$(176.4)	$1,542.4	$(683.5)	682.5
Miscellaneous and purchased product				(0.8)

Total				$681.7

Phosphate Production (million tonnes product)

	Aurora					White Springs					Geismar
	Annual		Production			Annual		Production			Annual		Production
	Capacity		2008	2007	2006	Capacity		2008	2007	2006	Capacity		2008	2007	2006

Liquids: MGA [1]	1.835		1.739	1.740	1.722	1.908		–	–	–	0.337		0.245	0.258	0.241
SPA	0.676		0.191	0.203	0.188	1.138		0.704	0.793	0.655	0.196		–	–	0.015

Solids (total)	1.247	DAP	0.445	0.548	0.609	0.710	DAP	0.226	0.375	0.495	–	DAP	–	–	–
		MAP	0.395	0.389	0.372		MAP	0.208	0.286	0.159		MAP	–	–	–

DAP/MAP (total)			0.840	0.937	0.981			0.434	0.661	0.654			–	–	–

1	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.
POTASHCORP 2008 FINANCIAL REVIEW

26	Phosphate	PERFORMANCE

HIGHLIGHTS OF 2007 VS 2006
•	Phosphate gross margin a record of $432.8 million, 245 percent higher than 2006

•	Solid fertilizers generated $205.8 million of 2007 gross margin, liquid fertilizers $88.2 million, feed $67.3 million, industrial products $60.2 million

•	Realized prices up in all major product categories due to strong agricultural demand and global impact of high demand for inputs

•	Manufactured solid fertilizer sales volumes down 1 percent due to switch to high-demand liquid fertilizers, where sales volumes rose 8 percent
•	Limited global sulfur supply, more demand for ammonia, higher rock costs, higher electrical and chemical processing costs at Aurora and White Springs and two planned dragline turnarounds at Aurora negatively impacted cost of goods sold

•	Higher maintenance costs impacted feed and industrial; industrial was further impacted by higher electricity costs and a larger share of Geismar fixed costs allocated to it after the 2006 shutdown of two product lines there

•	Transportation and distribution costs down 23 percent despite increased sales, due to focus on North American market

Rock and Acid Production

	Phosphate Rock Production (million tones)				Phosphoric Acid (million tones P2O5)
	Annual	Production			Annual	Production
	Capacity	2008	2007	2006	Capacity	2008	2007	2006	Employees

Aurora NC	6.000	4.027	4.086	4.577	1.202	1.054	1.083	1.080	1,064
White Springs FL	3.600	3.025	3.226	3.114	.966	0.741	.925	.881	901
Geismar LA	–	–	–	–	.202	0.147	.156	.147	75

Total	9.600	7.052	7.312	7.691	2.370	1.942	2.164	2.108	2,040

Phosphate Feed Production (million tones)

		Production
	Capacity	2008	2007	2006	Employees

Marseilles IL	0.278	0.117	0.132	0.119	26
White Springs FL (Monocal)	0.272	0.153	0.191	0.192	26
Weeping Water NE	0.209	0.100	0.110	0.117	35
Joplin MO	0.163	0.065	0.071	0.082	25
Aurora NC (DFP)	0.159	0.095	0.084	0.085	30
White Springs FL (DFP) [1]	.100	–	–	–	0
Fosfatos do Brasil [2]	0.110	0.043	0.056	0.049	0

Total	1.291	0.573	0.644	0.644	142

[1]	Ceased production July 31, 2005

[2]	Divested ownership September 29, 2008
Purified Acid Production (million tonnes P2O5)

	Annual	Production
	Capacity	2008	2007	2006

Aurora NC	0.333	0.254	0.268	0.245

Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.
Phosphate Products for Food and Technical Applications

Cincinnati, OH	2008	2007	2006

Purified acid feedstock utilized (tonnes P2O5)	13,459	13,465	13,303

Product tonnes processed:
Acid phosphates	18,308	17,473	17,253
Specialty phosphates	9,425	11,281	11,201

POTASHCORP 2008 FINANCIAL REVIEW

		Highlights
#	3	IN WORLD AMMONIA CAPACITY

	93	% AVERAGE TRINIDAD NATURAL GAS VOLUMES LOCKED IN THROUGH 2012, 71% THROUGH 2018

	60	% OF AMMONIA PRODUCED IN TRINIDAD

Nitrogen	OVERVIEW	27
OVERVIEW: PotashCorp Thrives on Trinidad Advantage

Offering More in the Nitrogen World
We produce 60 percent of our ammonia in Trinidad, which has extensive natural gas reserves and a stable government. Our US production is earmarked primarily for industry.
Low-Cost Natural Gas, Market Proximity
Keys to Success
For many producers, natural gas makes up approximately 90 percent of the cash cost of producing a tonne of ammonia. As a result, long-term access to lower-cost gas is a key determinant of sustainable success in the nitrogen business. China, the world’s largest ammonia producer, mainly uses gas made from coal.
Because ammonia requires costly pressurized railcars and refrigerated rail and ocean vessels for shipping, only 12 percent of global production trades across borders. Proximity to the end-user, therefore, is a second key factor in nitrogen success.
Low-Cost Gas Regions Potentially Impact Markets
All downstream nitrogen products are produced from ammonia, which can be manufactured wherever there is accessible natural gas. A country that does not consume all its natural gas may monetize it by converting it into a transportable nitrogen product or to liquefied natural gas (LNG), mainly for export.
Nitrogen Is Widely Produced and Used
Because natural gas is found in many regions of the world, the nitrogen business is subject to more volatility than potash and phosphate. With production in more than 60 countries, it is also more fragmented. China, Russia, India and the US are the largest producing countries. The largest private sector companies – in order of size: Yara, Terra, PotashCorp, Koch, Agrium and Togliatti - total only 13 percent of world ammonia capacity. China, the US and India are the largest consumers.
Governments Are Significantly Involved
With governments in control of more than half of the world’s ammonia capacity, investment and production decisions may be made for political reasons, negatively affecting global nitrogen markets and trade.
Nitrogen Markets Were Volatile
Higher global energy prices, significant Chinese taxes on urea exports and tight supply/demand fundamentals pushed nitrogen prices and margins to record heights during the third quarter of 2008. Markets softened considerably later in the year as the global economic crisis, uncertainty and falling prices caused buyers to defer purchases of fertilizer and other major inputs, and industrial demand slowed. Prices for all nitrogen products fell precipitously as a result, and producers around the world reacted by curtailing high-cost capacity.

SNAPSHOT OF NITROGEN

Strategies	Risks	Mitigation	Capability to Deliver
Maximize, leverage benefits of lower-cost Trinidad production	Governments with surplus low-cost natural gas may monetize it by converting it to nitrogen without considering demand	Maintain Trinidad’s cost advantage through gas contracts	Multi-year lower-cost gas contracts provide long-term advantage Long-term vessel leases secure delivery to US markets

Direct sales of US production to less-cyclical industrial customers	Competition from low-cost imports through the Gulf	Focus on customers that rely on long-term, secure supply	Industrial customers – some linked by pipeline – take more than 80% of US manufactured ammonia

Keyword Online: Nitrogen	POTASHCORP 2008 FINANCIAL REVIEW

28	Nitrogen	SWOT

STRENGTHS
•	Long-term, lower-cost natural gas contracts in Trinidad

•	60 percent of our ammonia production in Trinidad, close to the US, the world’s largest importer

•	US-manufactured ammonia operations somewhat geographically insulated, and make more than 80 percent of sales to less cyclical industrial customers
WEAKNESSES
•	40 percent of our ammonia production is in the US, using higher-cost natural gas

•	Contractual commitments to US industrial customers may force us to temporarily operate unprofitably amid rising gas prices
OPPORTUNITIES
•	Narrowing gap in global gas prices is raising floor price for nitrogen

•	Europe now the swing supplier with higher gas costs, supporting a higher floor for US nitrogen prices

•	LNG projects in low-cost gas regions provide alternatives for monetizing gas, reducing new supply pressures in nitrogen

•	Higher construction costs, limited credit availability and geopolitical risk in most low-cost gas regions discourage greenfield plants
THREATS
•	Low-cost natural gas in developing countries may be monetized as nitrogen products

•	Significant government ownership and influence worldwide could lead to political rather than market-driven decisions

•	Shorter construction period means new capacity can impact the market more quickly than for other nutrients

•	Pending changes in transport regulations in North America could substantially increase the cost of shipping ammonia and difficulty in getting permits for terminals

POTASHCORP 2008 FINANCIAL REVIEW

Nitrogen	OVERVIEW	29

Nitrogen Offers Farmers Choices
Farmers choose a nitrogen fertilizer by considering cost, product availability, ease of transport, safety and ease of application, type of crop and effectiveness of seed/plant uptake.
Ammonia is the most efficient source of nitrogen, although it has a short window for successful application. Urea (granular or prilled) is the most widely applied form. It contains more N than nitrogen solutions, is easy to manufacture and transport and therefore more readily available, and is safer and easier to apply in a blend with P and K. Nitrogen solutions, which are easy to use and do not need moisture to dissolve, are an effective pre-plant and side-dress source of nitrogen on certain crops at certain stages of growth. Farmers can also apply phosphate fertilizers DAP and MAP as a nitrogen source.
PotashCorp, Emphasizing Trinidad and Industrial
We believe our nitrogen assets are among the best in the world, built on the two strengths that are necessary to sustained success in this business.
Our production in Trinidad benefits from long-term, lower-cost natural gas contracts indexed to ammonia prices. It is profitable even when gas prices in the US are high, since prices for nitrogen products typically rise at the same time. If ammonia prices fall, our indexed gas costs in Trinidad also fall, providing margin protection even in poor market conditions.
Our large operation in Trinidad is less than a week’s sailing time from the US, our primary nitrogen market, where we sell to both fertilizer and industrial buyers.
Our US production at Augusta and Lima is targeted mainly at industrial markets, traditionally more stable. Industrial customers buy more than half of the urea and more than 80 percent of the ammonia we produce for sale in the US.
Nitrogen Sales and Logistics
PCS Sales sells our nitrogen products to North American customers on a spot or contract basis. Sales – particularly of ammonia – are generally regional due to logistics and transportation costs. Imports move more easily into the US Gulf than into the interior, where Augusta and Lima are located, and therefore affect our competitors close to the Gulf or the Mississippi River more than us.
Long-term leases of ammonia vessels at fixed prices enable us to lower transportation costs and ensure economical delivery of Trinidad product. With ownership or major supply contracts at six deepwater US ports, we have logistical strength and flexibility for these imports.
Most of our US-produced ammonia sales are delivered by pipeline to industrial customers that require reliable delivery for most efficient operation.

More lower-cost nitrogen through Trinidad operations.

POTASHCORP 2008 FINANCIAL REVIEW

30	Nitrogen	STRATEGY | DELIVERING RESULTS | RISKS | PERFORMANCE

POTASHCORP’S STRATEGY
Minimize Volatility Through Trinidad
Our nitrogen strategy is to maximize lower-cost Trinidad production and focus on stable US industrial sales, thus enhancing the overall growth and stability of our business.
Historically, gas prices and margin volatility have affected how we operate our US plants. When gas is high-priced, we may reduce operating rates and supplement our own production with purchased product to meet our customer commitments. In 2008, limited curtailments were required and each facility produced the combination of products that provided the highest overall gross margin in our history for our nitrogen segment.
CAPABILITY TO DELIVER
Delivering Products Efficiently
We have benefited significantly from debottlenecking our four Trinidad ammonia units in 2005 and 2006 and upgrades at our Lima operations in 2007. We achieved improved production and efficiency in 2008, which enabled us to generate record cash flows and margins in nitrogen.
We continue to evaluate the addition of capacity in Trinidad, with the deciding factors being whether we can achieve an acceptable return on investment and secure favorable long-term gas contracts.
RISK TO OUR NITROGEN STRATEGY
Risk of Cyclicality
Government involvement in nitrogen creates the risk that supply will be added without regard to demand, resulting in price cyclicality. We mitigate this risk by maximizing our Trinidad production while focusing on less cyclical US industrial markets. We employ gas price risk hedging strategies at our US plants and, during periods of high gas costs, reduce operating rates.
NITROGEN PERFORMANCE: 2008 VS 2007
•	Nitrogen gross margin a record of $737.4 million, 38 percent higher than 2007

•	2008 gross margin consists of Trinidad ($372.4 million), US ($352.2 million) and natural gas hedging program ($12.8 million)

•	Record prices were driven by strong agricultural demand for most of 2008, rising Chinese export taxes, higher energy costs and ammonia supply disruptions for major non-US producers. Market prices for nitrogen products fell sharply in the fourth quarter. The international ammonia market weakened considerably as large-scale cutbacks were made to operating rates in the phosphate and industrial sectors, leading to sizable curtailments in ammonia export supply, including a portion of our Trinidad operations

•	Manufactured fertilizer sales volumes were down 13 percent as: (1) demand dropped off in the fourth quarter due to some US farmers foregoing normal fall application due, in part, to a late harvest and expectations that nitrogen prices would fall against a backdrop of declining raw material prices and growing inventories in uncertain economic conditions; and (2) less Trinidad product was available than in 2007 due to turnarounds during the year

•	Manufactured cost of goods sold was up 41 percent as our average natural gas cost was $7.54 per MMBtu, or 75 percent higher than 2007. In the production of ammonia, our natural gas prices in Trinidad are linked to the ammonia sales price and, combined with inefficiencies arising from lower production rates compared to 2007, led to the price variance in cost of goods sold for ammonia being higher than other products

POTASHCORP 2008 FINANCIAL REVIEW

Nitrogen	PERFORMANCE	31
Nitrogen Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne			(Decrease)
	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007	2008	2007	2006	2008	2007

Sales	$2,497.7	$1,799.9	$1,284.1	39	40
Freight	56.5	55.6	36.8	2	51
Transportation and distribution	50.9	51.6	52.2	(1)	(1)

Net sales	$2,390.3	$1,692.7	$1,195.1	41	42

Manufactured product
Net sales
Ammonia	$999.5	$664.3	$499.7	50	33	1,794	2,132	1,695	(16)	26	$557.05	$311.55	$294.84	79	6
Urea	633.1	468.6	317.8	35	47	1,186	1,333	1,199	(11)	11	$533.77	$351.63	$264.97	52	33
Nitrogen solutions, nitric acid, ammonium nitrate	577.9	437.8	305.4	32	43	2,062	2,266	1,781	(9)	27	$280.34	$193.21	$171.45	45	13

	2,210.5	1,570.7	1,122.9	41	40	5,042	5,731	4,675	(12)	23	$438.43	$274.07	$240.16	60	14
Cost of goods sold	1,485.1	1,055.6	821.2	41	29						$294.56	$184.19	$175.63	60	5

Gross margin	725.4	515.1	301.7	41	71						$143.87	$89.88	$64.53	60	39

Other miscellaneous and purchased product
Net sales	179.8	122.0	72.2	47	69
Cost of goods sold	167.8	101.0	58.3	66	73

Gross margin	12.0	21.0	13.9	(43)	51

Gross Margin	$737.4	$536.1	$315.6	38	70						$146.25	$93.54	$67.51	56	39

Note 19 to the consolidated financial statements provides information pertaining to our business segments.
Nitrogen gross margin variance attributable to: Dollars (millions)

		2008 vs 2007
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Ammonia	$(53.6)	$439.7	$(248.0)	$138.1
Urea	(38.4)	216.0	(111.0)	66.6
Solutions, nitric acid, ammonium nitrate	(19.7)	179.4	(110.6)	49.1
Hedge	—	—	(46.2)	(46.2)
Change in product mix	7.5	(6.3)	1.5	2.7

Total manufactured product	$(104.2)	$828.8	$(514.3)	210.3
Other miscellaneous and purchased product				(9.0)

Total				$201.3

POTASHCORP 2008 FINANCIAL REVIEW

32	Nitrogen	PERFORMANCE

HIGHLIGHTS OF 2007 VS 2006
•	Nitrogen gross margin a record $536.1 million, 70 percent higher than 2006

•	Trinidad generated $298.9 million in 2007 gross margin, US facilities $178.2 million, natural gas hedging program $59.0 million

•	Prices increased for all major products except ammonium nitrate. Realized prices for: urea were up 33 percent on strong agricultural demand, production disruption in the Middle East and delays in new capacity early in 2007; ammonia and nitrogen solutions were up due to strong agricultural demand and low inventories; ammonium nitrate prills were down 9 percent because of a time lag in natural gas price changes being reflected in price contracts with certain customers

•	Manufactured fertilizer sales volumes up by 39 percent with higher demand and more product available from the completion of debottlenecking projects

•	North American sales volumes rose, particularly ammonia and urea

•	Transportation and distribution costs declined despite higher sales, due to change in sales volumes with certain customers

•	Manufactured cost of goods sold rose 29 percent due to higher natural gas prices, including hedge, production start-ups in Trinidad and mechanical problems in Lima
Nitrogen Production (million tonnes)

	Annual	Production
	Capacity	2008	2007	2006

Ammonia [1]
Trinidad	2.177	1.785	2.077	1.932
Augusta GA	0.713[2]	0.674	0.610	0.633
Lima OH	0.588	0.538	0.531	0.339

TOTAL	3.478	2.997	3.218	2.904

Urea Solids
Trinidad	0.709	0.633	0.710	0.688
Augusta GA	0.431	0.358	0.312	0.323
Lima OH	0.353	0.314	0.292	0.186
Geismar LA	—	—	—	—

TOTAL	1.493	1.305	1.314	1.197

Nitrogen Solutions [3]
Trinidad	—	—	—	—
Augusta GA	0.581	0.317	0.239	0.197
Lima OH	0.227	0.078	0.082	0.071
Geismar LA	1.028	0.477	0.520	0.098

TOTAL	1.836	0.872	0.841	0.366

Nitric Acid [1,4]
Trinidad	—	—	—	—
Augusta GA	0.592	0.592	0.525	0.529
Lima OH	0.100	0.097	0.100	0.098
Geismar LA	0.844	0.599	0.699	0.531

TOTAL	1.536	1.288	1.324	1.158

Ammonium Nitrate Solids
Trinidad	—	—	—	—
Augusta GA	0.576	0.576	0.540	0.536
Lima OH	—	—	—	—
Geismar LA	—	—	—	—

TOTAL	0.576	0.576	0.540	0.536

Employees
Trinidad	418
Augusta GA	124
Lima OH	119
Geismar LA	64

TOTAL	725[5]

[1]	A substantial portion is upgraded to value-added products.

[2]	Ammonia capacity increased by 25,000 tonnes

[3]	Based on 32% N content.

[4]	As 100% HNO3 tonnes.

[5]	413 contract employees work at the nitrogen plants, for a total workforce of 1,138.

POTASHCORP 2008 FINANCIAL REVIEW

2009 Outlook	33

The World Needs More Food from Every Acre
The duration and depth of the global economic crisis are impossible to predict, with governments, industries and individuals trying to understand and react. However, this situation does not alter the fundamentals that drive long-term growth in fertilizer demand. With world population at 6.8 billion and growing, the ongoing need for more food production is equally urgent.
1. Economy
The International Monetary Fund projects the ongoing impact of the global economic crisis will hold world growth to 0.5 percent in 2009, rising thereafter. Asian economies are expected to continue their strong growth, although at lower levels than recently. This should enable their people to continue to enjoy better diets and add modern products to their lifestyles.
2. Agriculture
Although agriculture is affected by the global economic crisis, the food challenge posed by rising population and demand for meat continues. Farmers are under pressure to increase planted acreage and improve yields, making proper fertilization imperative. However, they are being extremely cautious in their seeding plans and fertilizer purchases, reflecting what we believe is largely a psychological barrier at a time when agriculture economics are favorable. For example, because key buying decisions were late, we expect below-normal US fertilizer use in the 2008/09 fertilizer year relative to seeded acreage. Farmers in major growing regions in Europe, the FSU and Asia are equally cautious, but we expect countries with governments directly involved in agriculture production, such as China and India, will be more focused on growing the needed food. In Brazil, the recent weakening of its currency, the real, and the rise in soybean prices are positive for agricultural exports but cannot compensate for missed fertilizer applications.
3. Crop Prices
With widespread reduced fertilizer application in fall 2008 and fewer planted acres in some countries, 2009 crop supplies are expected to be tight. Historically low stocks-to-use ratios are projected. These factors should positively affect crop prices. Good economics for corn and other crops should encourage farmers to purchase needed inputs for future crops.

Keyword Online: Outlook	POTASHCORP 2008 FINANCIAL REVIEW

34	2009 Outlook

4. Potash
While we expect slow potash markets early in 2009, the pace should intensify in the second quarter. Expected demand growth and significant production cuts should tighten markets, strengthening second-half 2009 as well as 2010. North American farmers deferred fertilizer purchases in the fall when at least 40 percent of potash applications traditionally occur, but we expect above-normal spring application. China did not enter the potash market until late in 2008, so soil nutrients used by its record crop will need to be replaced. Its agronomic needs are high, and we expect it will import at least 25 percent more potash than in 2008. Food requirements should continue to drive India’s robust demand, while we anticipate that Brazil will recover from recent credit issues with potash imports near 2008 levels. Southeast Asian countries enjoying strong palm oil prices are expected to maintain stable potash demand in 2009. Long-term potash fundamentals remain strong.
5. Phosphate
Despite short-term weakness in solid phosphate fertilizers due to high global inventories, prices for phosphate rock are historically strong. We expect that capacity curtailments worldwide and strong underlying rock prices will strengthen solid fertilizer markets once demand returns. Prices for sulfur and ammonia inputs are projected to be considerably below 2008 levels, but strong rock prices are expected to continue to pressure non-integrated producers.
6. Natural Gas
The futures market projects medium-term US natural gas prices will remain relatively strong. With higher gas prices, Western European nitrogen producers are expected to continue as the high-cost global suppliers. Nitrogen product from Ukraine, where gas prices have more than tripled, is not expected to compete in the US. We expect Russian producers to lose their substantial discount on gas prices within five years, moving to global parity.
7. Nitrogen
World nitrogen demand is expected to be soft in first-half 2009 due to curtailed production of solid phosphate fertilizer (made with ammonia), farmers’ deferral of fertilizer purchases and the effect of the economic crisis on industrial demand. However, with substantial capacity offline and questions about natural gas reliability in some key producing regions, conditions could improve quickly, especially as crop prices have rebounded. Meeting pent-up demand may lead to logistical problems, product shortages and higher prices – particularly as phosphate and nitrogen fertilizers are likely to be needed at nearly the same time.
8. N, P and K
Growth in world demand for nutrients is expected to be moderately lower in the fertilizer year 2008/09 than the average over the previous five years, as the financial crisis may lead growers in certain markets to take a cautious approach. Thereafter, consultants project the five-year growth rates for potash, phosphate and nitrogen to be 3-4 percent, 2.5-3 percent and 2-2.5 percent, respectively.

POTASHCORP 2008 FINANCIAL REVIEW

Key Performance Drivers	35
Goals, Targets and Results
Each year we set corporate-level targets – key performance indicators (KPIs) – to advance our goals and drive desired results. Throughout the organization and in the spirit of growth and continuing improvement, these indicators of performance are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The following outlines our key corporate goals, targets and results.
ACHIEVED      PARTIALLY ACHIEVED      DID NOT ACHIEVE

Goal	Be the preferred supplier to the markets we serve

2008 Target	2008 Results

Outperform competitors on quality and service as measured by customer surveys.	We outperformed competitors in both quality and overall customer service in all four product groups surveyed.

2009 Target
1	Outperform competitors on quality and service as measured by customer surveys.

Goal	Maximize long-term shareholder value

2008 Targets	2008 Results

Exceed total shareholder return for our sector** and companies on the DJUSBM* for 2008.	We achieved total shareholder return in 2008 of -49 percent, below the -41 percent generated by our sector** and above the -52 percent return of the DJUSBM.

Remain in the top quartile of governance practices as measured by external reviews.	We achieved this target and also tied for the highest ranking in the Globe and Mail’s annual corporate governance review of Canadian companies.

2009 Targets
1	Exceed total shareholder return performance for our sector*** and the DAXglobal Agribusiness Index.

2	Exceed cash flow return on investment for our sector***.

3	Remain in the top quartile of governance practices as measured by predetermined external reviews.

*	Dow Jones US Basic Materials Index

**	Sector (2008): Market weighted average for Agrium, ICL, K+S, Mosaic, SQM and Yara

***	Sector (2009): Market weighted average for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM, Terra, Uralkali and Yara

Keyword Online: KPD	POTASHCORP 2008 FINANCIAL REVIEW

36	Key Performance Drivers
ACHIEVED      PARTIALLY ACHIEVED      DID NOT ACHIEVE

Goal	Build strong relationships with and improve the socioeconomic well-being of our communities

2008 Targets	2008 Results

Achieve 4 out of 5 on each community leaders’ survey.	4 out of 5 achieved in two of the three community leaders’ surveys.

Achieve a 10 percent increase in individual participation in the matching gift program and a 20 percent increase in total donations from 2007 levels. Meet our annual philanthropic donations target of 1 percent of after-tax earnings on a five-year rolling average.
Achieved a 2 percent increase in individual participation in the matching gift program and a 66 percent increase in total matching donations. Our annual philanthropic donations exceeded 1 percent of the rolling five-year average of after-tax earnings.

Achieve a local purchasing level of 60 percent, excluding purchases of energy, transportation and raw materials.	Achieved a level of 59 percent, excluding purchases of energy, transportation and raw materials.

2009 Targets
1	Achieve 4 (performing well) out of 5 on community leaders’ surveys.

2	Achieve a 10 percent increase in employee participation in the matching gift program and a 10 percent increase in matching gift donations from 2008 levels.

3	Invest up to 1 percent of after-tax earnings (on a five-year rolling average) in communities and other philanthropic programs.

4	Achieve a local spending level of 60 percent on competitive terms, excluding purchases for major expansions, energy, transportation and raw materials.

Goal	Attract and retain talented, motivated and productive employees who are committed to our long-term goals

2008 Targets	2008 Results

Achieve an average employee engagement score that is in the top quartile as determined by the annual employee engagement survey.	Engagement survey score in the top quartile (79 percent), meaning that all employees surveyed had an average engagement with the company of 79 percent.

Fill at least 75 percent of senior staff openings with internal candidates.	73 percent of senior staff openings were filled with internal candidates.

2009 Targets
1	Achieve an employee engagement score of at least 75 percent on the annual survey.

2	Fill at least 75 percent of senior staff openings with internal candidates.

3	Fill all staff-level job openings within an average of 30 days.
POTASHCORP 2008 FINANCIAL REVIEW

Key Performance Drivers	37
ACHIEVED      PARTIALLY ACHIEVED      DID NOT ACHIEVE

Goal	Prevent harm to people and damage to the environment

2008 Targets	2008 Results

Continue safety initiatives to reduce severity and lost-time injury rates to zero. Reduce recordable injury rates by 15 percent from 2007 level. Reduce lost-time injury rates by 20 percent from 2007 level.
Recordable injury rate increased by 9 percent and lost-time injury rate was up 84 percent.

Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by the end of 2012, compared to 2007.	On schedule. We have committed to installing greenhouse gas emissions controls at our Geismar facility, which are expected to reduce company-wide emissions by about 7 percent. We are also evaluating other opportunities.

Maintain energy usage per tonne of product produced at 2007 levels.	Energy usage per tonne of product increased by 2 percent in 2008 due to temporary shutdowns at production facilities.

Reduce reportable releases and permit excursions by 15 percent from 2007 levels.	Total reportable releases and permit excursions were reduced 35 percent.

2009 Targets
1	Reduce total site* severity injury rate** by 25 percent by the end of 2011 from 2008 levels.

2	Achieve zero life-altering injuries at our sites*.

3	Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by end of 2012, compared to 2007.

4	Reduce total reportable releases, permit excursions and spills by 15 percent from 2008 levels.

*	Total site includes PotashCorp employees, contract employees and all others on site.

**	Severity injury rate is total of lost-time injuries and modified work injuries for every 200,000 hours worked.
POTASHCORP 2008 FINANCIAL REVIEW

38	Rewarding Results

Our Philosophy, Reward Structure and Oversight
Our executive compensation policies are designed to attract and keep world-class talent that drives PotashCorp forward and maximizes long-term shareholder value. In accordance with the underlying “pay for performance” principle, most compensation is variable and fluctuates according to individual and corporate performance. An annual study by Watson Wyatt in 2008 found that over the previous three years, consistent with PotashCorp’s performance, the realized pay of our executive officers was within the top quartile of our peer group.
Executive compensation is comprised of base salary, short-term incentives, performance units granted under a Medium-Term Incentive Plan (MTIP) and performance stock options. About 60 percent of the compensation package is medium-and long-term variable components like the MTIP and performance stock options; short-term incentives account for about 15 percent and base salary 25 percent. We do not have non-qualified arrangements that allow management to elect to defer compensation.
The compensation committee, comprised of independent directors, oversees our executive compensation program. It carefully monitors the proportion of remuneration that is performance-related on a short-, medium- and long-term basis, as well as the total value of all forms of compensation.
Performance stock options are awarded once per year, following shareholder approval of the plan and with an exercise price no lower than the closing market price on the day before the options are granted.

COMPENSATION ELEMENT	FORM	ELIGIBILITY	PERFORMANCE PERIOD	DETERMINATION

Base salary	Cash	All salaried employees	Annual	• For executive officers, targets are set to the median of comparable companies, adjusted to reflect individual responsibility and performance.

Short-term incentives	Cash	All executives, most salaried staff and hourly union and non-union employees	1 year
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

Medium-term incentives	Performance share units	All executives and senior management (66 people)	3 years
•     Units issued at our 30-day average share price on award date.
•     Units vest and are paid out at the end of the three-year performance period, calculated whereby half the units vest based on total shareholder return (TSR)[1]and half based on our TSR relative to the TSR of a selected peer group[2].
•     Payout value is equal to the number of vested units multiplied by our 30-day average share price at the end of the performance period (subject to a maximum of three times the initial unit price).

Long-term incentives	Performance options	All executives, senior management and other selected management (258 people)	3 years (vesting) 10 years (option term)
•     Performance options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
•     Vested share value is based on our share price appreciation within the option term.
See Performance Options on next page.

[1]	TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made.

TSR has two components: (1) growth in share price and (2) related dividend income on the shares.

[2]	January 1, 2006 - December 31, 2008: Dow Jones US Basic Materials Index

January 1, 2009 - December 31, 2011: DAXglobal Agribusiness Index
POTASHCORP 2008 FINANCIAL REVIEW

Rewarding Results	39

Performance Options: Aligning Executive
Compensation, Shareholder Interests
We emphasize pay-for-performance, with “at risk” components of total compensation linked directly to the enhancement of cash flow return and total shareholder return. The following chart is an example of the performance conditions that must be achieved before vesting will occur in our performance option plans. For additional information, please see our 2009 proxy circular on our website.

Performance Measure	Vesting Scale
3-Year Average Excess of Cash Flow Return on Investment over Weighted Average Cost of Capital	Percentage of Stock Option Grant Vesting
<0%	0%
0.20%	30%
1.20%	70%
2.20%	90%
2.50%	100%

Risk Management

Managing Risks to Our Fertilizer Enterprise
Execution of our corporate strategy requires effective management of the risks associated with our business goals. We evaluate risks for severity and likelihood to adversely affect PotashCorp, then prioritize them to select the most appropriate mitigation response – accept, control, share, transfer, diversify or avoid.
The following is a broad discussion of PotashCorp’s approach to risk and risk management. Identification of risks specific to our operating segments is found in their respective sections within this document (Pages 18, 24, 30).
Risk to Reputation
We recognize damage to reputation as the most severe risk PotashCorp faces. Our efforts to mitigate reputation risks include continual building of goodwill by effective communication with stakeholders, commitment to sustainability, transparency, leading-edge corporate governance and best practices.

POTASHCORP’S GLOBAL RISK ENVIRONMENT
POTASHCORP 2008 FINANCIAL REVIEW

40	Risk Management
Risk Management Methodology
Risks within PotashCorp’s business are integrated and affect each other. By understanding the inherent and residual risks within the risk categories, and the relationships among them, we can design and implement risk mitigation activities that enable us to execute our strategies and meet our business goals within acceptable risk.
Matrix for Ranking Risks
We assign risks identified in our global environment to six categories: markets/business, distribution, operational, financial and information technology, regulatory and integrity/empowerment.
Once an inherent risk is identified, we assess it against our risk ranking matrix as if no mitigation measures had been taken. We use the matrix to weigh the severity and likelihood of such a potential event, and establish relative risk levels from A through E to guide the nature and extent of our mitigation activities.
A	Extreme: Initiate risk mitigation activities immediately to reduce risk. If such activities cannot sufficiently reduce risk level, consider discontinuation of the applicable business operation to avoid the risk.

B	Major: Initiate risk mitigation activities at next available opportunity to reduce risk. If such activities cannot sufficiently reduce risk level, board approval is required to confirm acceptance of this major risk level.

C	Acceptable: Level of risk is acceptable within tolerances of the Risk Management Policy. Additional risk mitigation activities may be considered if benefits significantly exceed cost.

D	Low: Monitor risk according to Risk Management Policy requirements, but no additional activities required.

E	Negligible: Consider discontinuing any related risk mitigation activities in order to direct resources to higher-value activities, providing such discontinuance does not adversely affect any other risk areas.
We can lower risk by reducing the likelihood of the initiating event occurring or by reducing the significance of the consequence if it does occur.
After we apply mitigation and control measures to an identified inherent risk, we are left with residual risk. We strive to ensure that we are fully aware of all potential inherent risks that could adversely affect PotashCorp, and to choose appropriately the levels of residual risk we accept.
A Continual and Dynamic Risk Management Process
We continually evaluate risk. The risk management committee reports formally every quarter to the Board of Directors through the audit committee on the activities and status of the risk management program. We address new risks that result from changes in operations or external factors as well as increases in risks previously identified.
POTASHCORP 2008 FINANCIAL REVIEW

2008 Financial Overview	41
This section provides an overview of our financial performance based on our consolidated financial statements on Pages 68 to 117. We report our results of operations in three business segments: potash, phosphate and nitrogen. These segments are differentiated by the chemical nutrient contained in the product that each produces. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
We include net sales in our segment disclosures in the consolidated financial statements pursuant to Canadian generally accepted accounting principles (Canadian GAAP), which requires segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. Net sales (and the related per-tonne amounts) are primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Detailed financial analyses of our three business segments are set out on Page 18 for potash, Page 24 for phosphate and Page 30 for nitrogen. The following financial overview evaluates the company on a non-segment basis, except for fourth-quarter analysis.
All references to per-share amounts pertain to diluted net income per share (EPS). Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions, except per-share amounts)			% Increase
	2008	2007	2006	2008	2007

Sales	$9,446.5	$5,234.2	$3,766.7	80	39
Gross Margin	4,907.4	1,881.2	1,002.0	161	88
Operating Income	4,635.1	1,588.5	875.5	192	81
Net Income	3,495.2	1,103.6	631.8	217	75
Net Income per Share – Diluted	11.01	3.40	1.98	224	72

2008 Earnings Compared to Guidance
The company’s initial midpoint estimate for 2008 EPS, based on the Outlook and assumptions described in our 2007 Financial Review Annual Report, was approximately $6.75. The final result was $11.01. The primary causes of this variance from our guidance midpoint were:

Cause	Effect on EPS
Potash offshore realized prices	$2.21
Potash North American realized prices	0.47
Potash sales volumes	(0.93)
Decreased potash costs due to foreign exchange	0.07
Increased royalties and brine inflow costs	(0.09)
Increased other potash costs	(0.19)
Higher provincial mining taxes	(0.53)

Subtotal potash	1.01

Phosphate realized prices	2.21
Phosphate sales volumes	(0.43)
Increased input costs for sulfur	(0.27)
Increased input costs for ammonia	(0.09)
Increased input costs for rock	(0.09)
Increased other phosphate costs	(0.03)

Subtotal phosphate	1.30

Nitrogen realized prices	1.20
Manufactured nitrogen sales volumes	(0.18)
Increased cost of natural gas	(0.51)
Increased other nitrogen costs (exclusive of cost of natural gas)	(0.21)

Subtotal nitrogen	0.30

Increase in other income	0.33
Decrease in selling and administrative	0.03
Increase in interest expense	(0.10)
Foreign exchange variance	0.27

Subtotal other	0.53

Subtotal of the above	3.14
Reduction in weighted average number of shares outstanding	0.37
Lower effective income tax rate	0.75

Total variance from 2008 diluted EPS guidance	$4.26

2008 Earnings Compared to 2007
The company’s EPS for 2007 was $3.40. The final EPS for 2008 was $11.01. The primary causes of this increase from last year’s actuals were:

Cause	Effect on EPS
Potash offshore realized prices	$3.75
Potash North American realized prices	1.69
Potash sales volumes	(0.25)
Increased potash costs due to foreign exchange	(0.10)
Increased royalties	(0.09)
Increased brine inflow costs	(0.04)
Increased other potash costs	(0.16)
Higher provincial mining taxes	(0.91)

Subtotal potash	3.89

Phosphate realized prices	3.50
Phosphate sales volumes	(0.42)
Increased input costs for sulfur	(1.18)
Increased input costs for ammonia	(0.12)
Increased input costs for rock	(0.07)
Increased other phosphate costs	(0.18)

Subtotal phosphate	1.53

Nitrogen realized prices	1.84
Manufactured nitrogen sales volumes	(0.22)
Increased cost of natural gas	(0.89)
Increased other nitrogen costs (exclusive of cost of natural gas)	(0.28)

Subtotal nitrogen	0.45

Increase in other income	0.48
Decrease in selling and administrative	0.05
Foreign exchange variance	0.44

Subtotal other	0.97

Subtotal of the above	6.84
Reduction in weighted average number of shares outstanding	0.22
Lower effective income tax rate	0.55

Total variance from 2007 diluted EPS	$7.61

POTASHCORP 2008 FINANCIAL REVIEW

42	Expenses & Other Income

	Dollars (millions)			% Increase (Decrease)

	2008	2007	2006	2008	2007

Selling and administrative	$188.4	$212.6	$158.4	(11)	34
Provincial mining and other taxes	543.4	135.4	66.5	301	104
Foreign exchange (gain) loss	(126.0)	70.2	(4.4)	n/m	n/m
Other income	333.5	125.5	94.0	166	34
Interest expense	62.8	68.7	85.6	(9)	(20)
Income tax expense	1,077.1	416.2	158.1	159	163

n/m = not meaningful

2008 vs 2007
Selling and administrative expenses include costs related to certain performance-based compensation plans (which are linked in part to the company’s share price performance), which decreased during the year due to our declining share price in 2008 compared to a rising share price in both 2007 and 2006.
Provincial mining and other taxes increased principally due to higher potash profit per tonne. Saskatchewan’s Potash Production Tax is comprised of a base tax per tonne of product sold and an additional tax based on mine profits. The profit tax is calculated on a per-tonne basis and is reduced by capital expenditures (substantially all of which are grossed up by 20 percent for profit tax purposes). The profit tax component increased $347.2 million in 2008 compared to 2007, as a result of substantial potash price increases. The increase would have been even higher were it not for the significant capital expenditures (to expand our mines in Saskatchewan) incurred during the year, which were used to offset a portion of the profit tax. In addition, gross potash revenue on a per-tonne basis was higher in 2008 than in 2007. The company is also subject to the Saskatchewan Corporation Capital Tax (calculated as a percentage of Saskatchewan sales), which increased 132 percent or $61.6 million from 2007.
Foreign exchange gains of $126.0 million were recorded during 2008. A weaker Canadian dollar relative to the US dollar on the period-end translation of Canadian dollar denominated monetary items on the Consolidated Statements of Financial Position and a reduction in our monetary position resulted in a gain that was partially offset by losses on foreign exchange forward contracts. In comparison, the Canadian dollar strengthened in 2007, resulting in losses that were partially offset by foreign exchange forward contract gains, contributing to foreign exchange losses of $70.2 million that year.
Other income grew $208.0 million or 166 percent. Our share of earnings from equity investments in APC and SQM increased $179.6 million in 2008 compared to 2007, while dividend income from our investments in ICL and Sinofert contributed an additional $48.9 million compared to last year. Partially offsetting these increases was an $88.8 million provision for other-than-temporary impairment of auction rate securities recorded in other income in 2008, of which $50.0 million represented a reclassification from other comprehensive income (OCI) of items considered temporarily impaired as of December 31, 2007. In 2007, the provision for other-than-temporary impairment of auction rate securities was $26.5 million (while $50.0 million of unrealized losses was recorded in other comprehensive income). Other income in 2008 also includes a $25.3 million gain on the settlement of the forward purchase contract for shares in Sinofert, and a $21.4 million gain on the sale of certain phosphate feed plant assets in Brazil.
The interest expense category declined $5.9 million. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:
Dollars (millions), except percentage amounts

				%
	2008	2007	Change	Change

Long-term debt obligations, including current portion
Weighted average outstanding	$1,387.8	$1,557.3	$(169.5)	(11)
Weighted average interest rate	6.5%	6.6%	(0.1%)	(2)
Short-term debt obligations Weighted average outstanding	$798.5	$95.7	$702.8	734
Weighted average interest rate	2.4%	5.4%	(3.0%)	(56)

An additional $21.1 million of interest was capitalized in 2008 compared to 2007 as a result of significant mine expansion projects in Saskatchewan, reducing the interest

POTASHCORP 2008 FINANCIAL REVIEW

Expenses & Other Income	43

expense category. The lower average balance of long-term debt obligations outstanding for 2008 resulted in interest expense on long-term debt being $16.7 million lower than in 2007, which was more than offset by an increase of $19.8 million in short-term interest expense caused by a higher balance in short-term debt obligations in 2008. Interest income decreased $12.1 million compared to 2007 due to lower average outstanding cash balances in 2008.
The company’s effective income tax rate for 2008 was 24 percent (2007 – 27 percent). A scheduled 1.5 percentage point reduction in the Canadian federal income tax rate applicable to resource companies, along with the elimination of the 1 percent surtax, became effective at the beginning of 2008. There was also a significant increase in permanent deductions in the US. In addition, there were the following discrete tax adjustments that impacted the rates:
•	In 2008, income tax recoveries of $71.1 million (of which $29.1 million was current and $42.0 million was future) were recorded that related to an increase in permanent deductions in the US from prior years.

•	Future income tax assets were written down by $11.0 million during 2008.

•	The $25.3 million gain that was recognized in 2008 as a result of the change in fair value of the forward purchase contract for shares in Sinofert was not taxable.

•	During the fourth quarter of 2007, the Government of Canada enacted a reduction of the federal corporate income tax rate from 21 percent in 2007 to 15 percent by 2012. In addition, a small change was enacted in the second quarter of 2007. The federal corporate income tax changes reduced the company’s future income tax liability by $40.1 million in 2007.
For 2008, 90 percent of the income tax rate pertained to current income taxes and 10 percent related to future income taxes (excluding the effect of the income tax recoveries and future income tax asset writedowns). The increase in the current tax provision from 65 percent last year (excluding the effect of the Canadian tax rate changes on the company’s future income tax liability recognized during 2007) is largely due to the use of certain US federal income tax loss carryforwards in the first three quarters of 2007 to reduce the current rate. Since the income tax loss carryforwards were used by the end of 2007, 2008 earnings were fully taxable.
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
Provincial mining and other taxes increased principally due to higher potash profit per tonne and potash sales volumes impacting our Saskatchewan Potash Production Tax and corporate capital tax. The profit tax component increased $59.3 million in 2007 compared to 2006 as a result of higher potash per-tonne profit, caused by higher potash prices and lower fixed costs per tonne (volumes were 31 percent higher in 2007 than 2006). The 40 percent or $13.3 million increase in corporate capital tax expense resulted from higher potash sales revenues and was partially offset by changes enacted by the Province of Saskatchewan during the second quarter of 2006 to reduce the capital tax resource surcharge from 3.6 percent to 3 percent over the next three years, with a 0.3 and a 0.2 percentage point reduction effective each of July 1, 2006 and July 1, 2007, respectively.
The impact of a stronger Canadian dollar relative to the US dollar on the period-end translation of Canadian dollar denominated monetary items on the Consolidated Statements of Financial Position, partially offset by treasury gains, contributed to foreign exchange losses of $70.2 million in 2007. The Canadian dollar gained strength against the US dollar over the course of 2007, particularly in the last three quarters. In comparison, in 2006, the Canadian dollar strengthened over the first half of the year then weakened during the second half, contributing to a foreign exchange gain of $4.4 million in that period.
Other income grew $31.5 million or 34 percent. Our share of earnings from equity investments in APC and SQM increased $21.8 million in 2007 compared to 2006, while dividend income from our investments in ICL and Sinofert contributed an additional $37.0 million compared to 2006. Other income was partially offset by a $26.5 million provision for other-than-temporary impairment of auction rate securities.

POTASHCORP 2008 FINANCIAL REVIEW

44	Expenses & Other Income

The interest expense category declined $16.9 million. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:
Dollars (millions), except percentage amounts

				%
	2007	2006	Change	Change

Long-term debt obligations, including current portion
Weighted average outstanding	$1,557.3	$1,296.7	$260.6	20
Weighted average interest rate	6.6%	6.9%	(0.3%)	(4)
Short-term debt obligations Weighted average
outstanding	$95.7	$518.8	$(423.1)	(82)
Weighted average interest rate	5.4%	5.2%	0.2%	4

The lower average balance of short-term debt obligations outstanding for 2007 resulted in interest expense on short-term debt being $25.8 million lower than in 2006. The effect of higher interest income due to higher average balances of cash and other short-term investments during 2007 compared to 2006 was partially offset by interest income recognized on income tax refunds during 2006. Declines in net interest expense during 2007 were offset in part by the higher average balance of long-term debt obligations outstanding. The overlap of $500.0 million of notes in December 2006, prior to the repayment of $400.0 million of notes in June 2007, increased interest expense $14.0 million compared to 2006.
The company’s effective income tax rate for 2007 was 27 percent (2006 – 20 percent). A scheduled 2 percentage point reduction in the Canadian federal income tax rate applicable to resource companies, effective at the beginning of 2007, and a reduction of the future income tax rate enacted during the fourth quarter of 2007 were offset by a higher percentage of consolidated income earned in higher-tax jurisdictions during 2007 compared to 2006. In addition, there were the following discrete tax adjustments that impacted the rates:
•	During the fourth quarter of 2007, the Government of Canada enacted a reduction of the federal corporate income tax rate from 21 percent in 2007 to 15 percent by 2012. In addition, there was a small change enacted in the second quarter of 2007. The federal corporate income tax changes reduced the company’s future income tax liability by $40.1 million. In 2006, changes were enacted by the Government of Canada to reduce the federal corporate income tax rate and the federal corporate surtax, reducing our future income tax liability by $22.9 million at that time.

•	During 2006, the Province of Saskatchewan enacted changes to the corporate income tax that resulted in a $21.9 million reduction in our future income tax liability in that year.

•	In 2006, income tax refunds totaling $34.1 million were recorded.

Impact of Foreign Exchange
Due to the international nature of our operations, we incur costs and expenses in a number of foreign currencies other than the US dollar. The exchange rates of such currencies have varied substantially over the last three years. The sharp movements in the US dollar have had a significant impact on costs and expenses incurred in other currencies, which are translated into US dollars for financial reporting purposes. In Canada, our revenue is earned and received in US dollars while the cost base for our potash operations is in Canadian dollars.
We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities.
The following table shows the impact of foreign exchange on net income.
Impact on net income
Dollars (millions), except per-share amounts

	2008	2007

Foreign exchange impact on operating costs before income taxes[1]	$(28.1)	$40.5
Foreign exchange impact on conversion of balance sheet and treasury activities before income taxes	(126.0)	70.2

Net income (decrease) increase	(154.1)	110.7
Diluted net income per share (decrease) increase	(0.49)	0.34

[1]	Assumes the 2008 exchange rate had remained at the 2007 year-end rate of 0.9881 (compared to 1.2246 at December 31, 2008), and the 2007 exchange rate remained at the 2006 year-end rate of 1.1653.

POTASHCORP 2008 FINANCIAL REVIEW

Quarterly Results	45
Quarterly Results and Review of Fourth-Quarter Performance
(unaudited, in millions of US dollars except per-share amounts)

	2008					2007
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales	$1,890.6	$2,621.0	$3,064.3	$1,870.6	$9,446.5	$1,154.7	$1,353.1	$1,295.0	$1,431.4	$5,234.2
Less: Freight	102.4	103.4	81.4	37.7	324.9	81.9	92.3	80.6	91.3	346.1
Transportation and distribution	32.3	33.3	31.6	35.2	132.4	31.0	32.6	31.0	29.5	124.1
Cost of goods sold	899.9	1,047.0	1,210.3	924.6	4,081.8	672.1	726.8	708.3	775.6	2,882.8
Gross margin	856.0	1,437.3	1,741.0	873.1	4,907.4	369.7	501.4	475.1	535.0	1,881.2
Operating income	749.0	1,296.0	1,714.7	875.4	4,635.1	308.3	422.3	406.2	451.7	1,588.5
Net income	566.0	905.1	1,236.1	788.0	3,495.2	198.0	285.7	243.1	376.8	1,103.6
Net income per share – basic	1.79	2.91	4.07	2.63	11.37	0.63	0.91	0.77	1.19	3.50
Net income per share – diluted	1.74	2.82	3.93	2.56	11.01	0.62	0.88	0.75	1.16	3.40
Potash gross margin	514.6	886.4	909.7	744.8	3,055.5	174.2	260.4	221.3	256.4	912.3
Phosphate gross margin	156.0	340.9	507.2	110.4	1,114.5	64.2	96.8	129.9	141.9	432.8
Nitrogen gross margin	185.4	210.0	324.1	17.9	737.4	131.3	144.2	123.9	136.7	536.1

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

Although the global economic crisis led to slower demand for all three nutrients and lower prices for phosphate and nitrogen, our potash operations drove fourth-quarter gross margin to $873.1 million, 63 percent above the $535.0 million generated in the same period last year. Included in fourth-quarter results is $88.9 million in writedowns of year-end nitrogen and phosphate inventory values, which reduced earnings by $0.22 per share in the quarter. Cash flow from operations of $763.3 million was the third-highest quarterly total in company history (only the second and third quarters of 2008 were higher), while the $3,013.2 million achieved for the year exceeded the 2007 record by 78 percent.
Highlights of our 2008 fourth quarter include:
•	Potash gross margin of $744.8 million was almost three times higher than the $256.4 million generated in the same quarter last year. Total realized prices climbed to $625 per tonne, a 235 percent increase over fourth-quarter 2007 levels. The offshore realized price of $583 per tonne was 242 percent higher than in last year’s fourth quarter, and reflected a larger proportion of sales directed to contract markets with lower netbacks based on prices established earlier in the year. Realized prices in the North American spot market reached $740 per tonne, up 246 percent from last year and 32 percent from the trailing quarter, as a September 2008 price increase was realized. Potash sales volumes of 1.4 million tonnes were 37 percent lower than in the same period last year. Our offshore sales volumes of 1.1 million tonnes were down 27 percent compared to the same quarter last year. During the quarter, Canpotex shipped approximately 340,000 tonnes to China and 475,000 tonnes to India, the two largest contract markets; 45 percent lower and 107 percent higher, respectively, than shipments in the same quarter last year. Spot market sales volumes to Brazil declined 91 percent in the fourth quarter of 2008 versus the same quarter last year. North American potash volumes were down 54 percent from last year’s fourth quarter. Potash cost of goods sold was $33 per tonne higher quarter over quarter, primarily the result of increased royalties paid in Saskatchewan and New Brunswick, as well as strike and other labor costs that mainly resulted from work stoppages. A total of 20 mine shutdown weeks were taken in the quarter as a result of strikes at our Allan, Cory and Patience Lake facilities.

•	Due to substantially lower sales volumes, phosphate gross margin of $110.4 million was 22 percent below the $141.9 million of last year’s fourth quarter. However, our unique ability to allocate phosphoric acid feedstock to higher-netback downstream products proved beneficial in

POTASHCORP 2008 FINANCIAL REVIEW

46	Quarterly Results

the quarter’s difficult market conditions. Liquid fertilizers generated $92.9 million of phosphate gross margin, industrial products added $20.0 million and feed phosphate $18.2 million. With rapidly deteriorating market demand and prices, solid fertilizers incurred a loss of $21.8 million, inclusive of a writedown of $52.9 million of inventory on hand at year-end that was produced earlier in the quarter with higher-cost sulfur and ammonia. Higher-priced sales early in the quarter led to increases in quarter-over-quarter realized prices for liquid fertilizer (+220 percent), solid fertilizers (+145 percent), feed (+153 percent) and industrial products (+91 percent). By the end of the quarter, prices for all products were negatively affected by market conditions, including rapidly declining spot prices for raw material inputs. Weakened prices were especially evident in the solid fertilizer sector, demonstrating the importance of our diverse phosphate product mix. Solid fertilizer sales volumes fell 81 percent, while liquid fertilizer sales volumes dropped 42 percent. Feed sales volumes declined 53 percent as the beef, pork and poultry industries continued to suffer, distillers’ dried grains with solubles was used as a substitute and many feed mills remained shut down. Sales volumes for industrial products, traditionally a more stable area of the phosphate business, declined a comparatively small 17 percent.

•	Nitrogen contributed $17.9 million of gross margin in the fourth quarter, compared to $136.7 million in the fourth quarter of 2007, reflecting the rapid decline in sales volumes, along with a $36.0 million writedown of inventories produced with higher-cost natural gas early in the quarter. Market prices for nitrogen products fell dramatically over the quarter. However, with most of our fourth-quarter nitrogen volumes sold early in the quarter when prices were at their peak, realized prices for ammonia were 42 percent above the same quarter last year. Urea prices were flat while prices for nitrogen solutions rose 78 percent on early fourth-quarter business. The international ammonia market weakened considerably during the fourth quarter as large-scale cutbacks were made to operating rates in the phosphate and industrial sectors, which account for a significant portion of global ammonia import demand. Our ammonia sales volumes fell 23 percent from the same quarter last year, while urea sales volumes were 14 percent lower. Sales volumes for nitrogen solutions were down 59 percent from the fourth quarter of 2007. Our total average natural gas cost, including our hedge, was $6.16 per MMBtu, a 40 percent increase over last year.
•	Selling and administrative expenses were lower in 2008, due primarily to reduced medium-term incentive plan accruals and valuation of deferred share units that were directly impacted by the significant downward movement in our share price during the quarter.

•	Provincial mining and other taxes increased $68.9 million year over year due primarily to a $64.3 million increase in Saskatchewan Potash Production Tax, which was attributable to potash profit per tonne increasing substantially from the prior year.

•	Approximately $62.8 million of foreign exchange gains resulted from the Canadian dollar weakening significantly against the US dollar during the fourth quarter of 2008, gains on the translation of Canadian dollar denominated monetary items and offset by foreign exchange forward contract losses. A foreign exchange loss of $2.8 million resulted last year when the Canadian dollar marginally strengthened.

•	Other income increased $64.1 million over 2007 as dividend income increased $32.4 million and our share of earnings from equity investees contributed an additional $44.8 million. Also included in other income was an $88.8 million provision for other-than-temporary impairment in auction rate securities, compared to a provision of $26.5 million in the fourth quarter of 2007.

•	Interest expense more than doubled compared to 2007 due to a significant increase in short-term debt.

•	The effective income tax rate was 8 percent (2007 — 15 percent) due to the cumulative adjustment for a reduction in the rate during the quarter. The decrease was mainly due to lower earnings than expected from the US operations without a corresponding drop in US permanent deductions.

POTASHCORP 2008 FINANCIAL REVIEW

Key Earnings Sensitivities	47
A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2009 earnings guidance of $10.00 to $12.00 per share.

Input Cost Sensitivities		Effect on EPS		Price and Volume Sensitivities	Effect on EPS

NYMEX gas price	Nitrogen	+ 0.07	Price	Potash changes by $20/tonne	± 0.30
increases by				DAP/MAP changes by $20/tonne	± 0.05
$1/MMBtu	Potash	- 0.02		Ammonia increases by $20/tonne
				• Nitrogen • Phosphate Urea changes by $20/tonne	+ 0.06 - 0.01

Sulfur changes by $20/long ton	Phosphate	± 0.07			± 0.06

Canadian to US dollar	Canadian operating
strengthens by $0.01	expenses net of	- 0.01
	provincial taxes		Volume	Potash changes by 100,000 tonnes	± 0.12
				Nitrogen changes by 50,000 N tonnes	± 0.02
	Translation gain/loss	- 0.02		Phosphate changes by 50,000 P2O5 tonnes	± 0.08

The above sensitivities affect cash flow as well, except the translation gain/loss which is primarily non-cash.

Financial Condition Review
Towards the last half of 2008, global financial markets and economies fell significantly, resulting in declines in prices of publicly traded securities and reduced demand for our products. As a result, we evaluated selected aspects of our business and financial condition that could be affected.
The effect of record potash, phosphate and nitrogen prices during 2008 exceeded the effect of declines in all segment sales volumes and generated record cash flows from operations for the company. While we expect cash flows for the 2009 fiscal year to be sufficient to fund operations and capital expansions for the year, expected declines in first-quarter sales due to current economic conditions may necessitate the use of additional debt. Although access to the commercial paper market was limited during the second half of 2008, we were able to finance short-term needs through other borrowings. At December 31, 2008, working capital was negative by $348.6 million. With available credit facilities of $760.4 million, we expect liquidity to be sufficient to fund operations, capital expenditures and other investing activities as required. The company continues to have access to debt financing under existing bank credit facilities. The current ratings on our long-term debt are Baa1 with a stable outlook from Moody’s and A- with a stable outlook from Standard & Poor’s.
Although the values of our investments in other publicly traded companies have decreased from previous highs during the year, the market values continue to exceed cost. Investments also continue to generate earnings and/or dividends for the company, as applicable. Investments in auction rate securities continue to remain illiquid and the fair value declined $38.8 million during the year ($76.5 million in 2007), resulting in a carrying balance of $17.2 million at December 31, 2008.
The decline in plan asset valuations in the company’s defined benefit pension plans will require additional future increases in contributions from the company. Recommended contributions as determined by actuarial valuation calculations have increased but are expected to be funded through operations and other sources of financing, if necessary.
The company evaluates the creditworthiness of our major customers on an ongoing basis and there were no significant changes to such customers’ ability to pay for product orders during the year. For 2008, $5.0 million of provision for doubtful accounts was recorded while actual bad debts experienced was $3.2 million. Given the slowdown in demand for all three nutrients, we will continue to manage our credit risk relating to trade receivables through our credit management program, and customers that fail to meet specified benchmark credit standards may be required to transact with us on a prepayment basis or some other form of credit support.

POTASHCORP 2008 FINANCIAL REVIEW

48	Financial Condition Review

The carrying values of our inventories were considered in the context of our accounting policy to record inventories at the lower of average cost and net realizable value. As a result, phosphate and nitrogen inventories were written down by $88.9 million.
Despite declines in phosphate and nitrogen prices, no impairments of long-lived assets or goodwill were recorded for the year ended December 31, 2008.
In the event natural gas prices continue to fall, the company will be required to increase cash deposits to counterparties as required under our agreements. We considered the impact by which our cash flow may be affected and determined that cash flow from operations and financing sources are sufficient to meet our obligations.
Liquidity and capital resources and capital structure and management are discussed in more detail in the following section.
Total assets were $10,248.8 million at December 31, 2008, an increase of $532.2 million or 5 percent over December 31, 2007. Total liabilities increased by $1,962.0 million from December 31, 2007 to $5,659.9 million at December 31, 2008. Total shareholders’ equity declined by $1,429.8 million during the same period to $4,588.9 million.
The largest contributors to the increase in assets during 2008 were additions to property, plant and equipment, increases in accounts receivable and inventories, offset by a decrease in the fair value of available-for-sale securities and cash equivalents. Potash mine expansions were the primary reason for the $924.8 million increase in property, plant and equipment. Although sales for the month of December 2008 declined 4 percent over December 2007, the impact of average realized potash and phosphate prices more than doubling and slower repayments from some customers affected by the economic conditions this year caused accounts receivable to almost double, increasing to $1,189.9 million. Our credit effectiveness index (the industry measure for assessing collection effectiveness) was over 99 percent at December 31, 2008 and 95 percent at February 20, 2009. While our index indicates a very high proportion of our receivables are current, conditions could change as customers adversely affected by the economic crisis could take longer to pay. Inventories increased $286.8 million as demand for all three nutrients declined during the fourth quarter of 2008. Consistent with broad declines in the stock market, the fair value adjustments in Sinofert and ICL caused investments to decline by $830.8 million. We spent $435.4 million to increase our ownership interests in Sinofert and ICL during 2008. Cash and cash equivalents declined $442.7 million and is further discussed on Page 51.
Liabilities increased mainly due to increases in our short-term debt ($1,233.9 million) and long-term debt ($400.1 million), which were used to fund our share repurchases. Accounts payable and accrued charges increased $272.1 million as income taxes payable were up $280.7 million due to our increased net earnings; potash production taxes payable were up $19.6 million due to higher potash profits; and accrued payroll was up $25.3 million due to more employees being eligible for the short-term incentive program and due to higher incentive accruals associated with the medium-term incentive program which is paid out every three years. The increase in accounts payable and accrued charges was partially offset as hedge margin deposits, which were $33.9 million last year, were repaid to counterparties as a result of the decline in natural gas prices, and trade payables decreased $34.9 million.
The reduction in shareholders’ equity was caused by a $1,521.0 million decline in accumulated other comprehensive income largely stemming from the $1,336.9 million decline in unrealized gains on available-for-sale securities, and a shift from unrealized gains on cash flow hedges of $73.5 million as of December 31, 2007 to unrealized losses of $100.6 million at the end of 2008. Net earnings of $3,495.2 million increased retained earnings while dividends declared of $122.2 million and the $3,250.3 million impact of share repurchases reduced retained earnings. Share capital was affected by both the exercise of stock options and the cancellation of repurchased shares, resulting in a net decrease of $58.8 million.

POTASHCORP 2008 FINANCIAL REVIEW

Liquidity & Capital Resources	49
The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in the most cost-effective manner possible.
Cash Requirements
The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year, planned capital expenditures or potential share repurchases.
Contractual Obligations and Other Commitments Dollars (millions)

	December 31, 2008
	Payments Due by Period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term debt obligations	$1,758.2	$0.2	$782.1	$475.9	$500.0
Estimated interest payments on long-term debt obligations	1,046.7	102.7	175.7	90.5	677.8
Operating leases	678.4	102.6	169.2	143.9	262.7
Purchase obligations	773.4	150.6	244.1	135.7	243.0
Other commitments	55.6	17.7	17.6	6.1	14.2
Other long-term liabilities	1,201.4	128.4	128.4	106.8	837.8

Total	$5,513.7	$502.2	$1,517.1	$958.9	$2,535.5

Long-Term Debt
Long-term debt consists of $1,350.0 million of senior notes that were issued under US shelf registration statements, $400.0 million of long-term debt outstanding under credit facilities, a net of $5.9 million under back-to-back loan arrangements (described in Note 13 to the consolidated financial statements) and other commitments of $2.3 million payable over the next five years.
The senior notes represent 77 percent of our total long-term debt portfolio and are unsecured. Of the senior notes outstanding, $600.0 million bear interest at 7.750 percent and mature in 2011, $250.0 million bear interest at 4.875 percent and mature in 2013 and $500.0 million bear interest at 5.875 percent and mature in 2036. The company has two long-term revolving credit facilities, a $750.0 million facility which expires May 31, 2013 and a $180.0 million facility which expires December 21, 2010. Interest rates on credit facilities range from 0.85 percent to 3.47 percent. As of December 31, 2008, $220.0 million was outstanding under the 2013 facility and $180.0 million was outstanding under the 2010 facility.
There are no sinking fund requirements. The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0 million. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0 million. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with all covenants as at December 31, 2008. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due 2036 at 101 percent of the principal amount of the senior notes repurchased, plus accrued interest. Principal covenants and events of default under the credit facilities are the same as those under the line of credit.
The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2008.

POTASHCORP 2008 FINANCIAL REVIEW

50	Liquidity & Capital Resources

Operating Leases
We have long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The most significant operating leases consist of two items. The first is our lease of railcars, which extends to approximately 2025. The second is the lease of four vessels for transporting ammonia from Trinidad. One vessel agreement runs until 2018; the others terminate in 2016.
Purchase Obligations
We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid, which provide for minimum purchase quantities and certain prices based on market rates at the time of delivery. Purchase obligations and other commitments included in the table on Page 49 are based on expected contract prices.
We have entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table on Page 49 are based on floor prices and minimum purchase quantities.
We also have long-term agreements for the purchase of phosphate rock used at our Geismar facility. The commitments included in the table on Page 49 are based on the expected purchase quantity and current net base prices.
Other Commitments
Other operating commitments consist principally of amounts relating to various rail freight contracts, the latest of which expires in 2010, and mineral lease commitments, the latest of which expires in 2029.
Other Long-Term Liabilities
Other long-term liabilities consist primarily of accrued pension and other post-retirement benefits, future income taxes, environmental costs and asset retirement obligations.
Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 49.
Capital Expenditures
Based on our current exchange rate expectations, during 2009 we expect to incur capital expenditures, including capitalized interest, of approximately $1,630 million for opportunity capital, approximately $460 million to sustain operations at existing levels and approximately $55 million for site improvements.

Investment Liquidity
Investments
Investments include auction rate securities with maturities extending through 2046. The securities include credit-linked notes with a face value of $48.3 million and collateralized debt obligations with a face value of $84.2 million. All investments were rated AAA when acquired. The face value, carrying value and corresponding investment ratings are:

Face Value – Dollars (millions)	$5.0	$20.0	$28.3	$25.0	$34.4	$19.8
Carrying Value – Dollars (millions) (December 31, 2008)	0.6	4.8	7.2	1.2	2.0	1.4
Credit Rating Agency 1 (February 20, 2009)	Aa3, C/W	BBB	BBB-	Caa3, C/W	Caa2, C/W	Ca
Credit Rating Agency 2 (February 20, 2009)	AAA	A	BBB	CC	AAA, C/W	CC

C/W = on Credit Watch with negative implications
As of December 31, 2008, the balance recorded in investments related to these auction rate securities was $17.2 million (face value $132.5 million). The impairment represents the company’s estimate of other-than-temporary decline in value as of year-end resulting from the current lack of liquidity for these investments and the challenging subprime mortgage and housing markets, which create uncertainty as to the ultimate recoverability. We have commenced an arbitration proceeding against the investment firm that purchased the securities for our account without our authorization, and we intend to pursue our claim vigorously.
POTASHCORP 2008 FINANCIAL REVIEW

Liquidity & Capital Resources	51
Sources and Uses of Cash
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:

Dollars (millions) except percentage amounts
				% Increase (Decrease)
	2008	2007	2006	2008	2007

Cash provided by operating activities	$3,013.2	$1,688.9	$696.8	78	142
Cash used in investing activities	(1,647.3)	(758.1)	(839.7)	117	(10)
Cash (used in) provided by financing activities	(1,808.6)	(537.0)	374.7	237	n/m

(Decrease) increase in cash and cash equivalents	$(442.7)	$393.8	$231.8	(212)	70

n/m = not meaningful

Dollars (millions) except ratio and percentage amounts
	December 31	December 31	December 31	% Increase (Decrease)
	2008	2007	2006	2008	2007

Current assets	$2,267.2	$1,811.3	$1,310.2	25	38
Current liabilities	(2,615.8)	(1,001.9)	(1,103.5)	161	(9)
Working capital	(348.6)	809.4	206.7	(143)	292
Current ratio	0.87	1.81	1.19	(52)	52

Our liquidity needs can be met through a variety of sources, including cash generated from operations, short-term borrowings against our line of credit and commercial paper program, long-term debt issued under our US shelf registration statement, and debt drawn down under our credit facilities. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, intercorporate investments, dividends, interest and principal payments on our debt securities, and share repurchases.
Cash provided by operating activities grew to $3,013.2 million in 2008, representing an increase of 78 percent compared to 2007, largely attributable to net income of $3,495.2 million, which was $2,391.6 million higher than in 2007. The change in accounts receivable reduced 2008 cash provided by operating activities by $593.7 million and reduced cash flows by $439.1 million compared to 2007, while higher inventories further reduced cash provided by operating activities by $324.4 million in 2008, a decline of $384.7 million compared to 2007. The provision for future income taxes increased the reconciliation of net income to cash provided by operating activities by $82.2 million, $37.4 million lower than last year due to the higher proportion of income tax expense that is current in 2008. The foreign exchange gains on future income tax reduced the reconciliation by $106.4 million in 2008 compared to $52.4 million in 2007, reflecting the more significant weakening in the Canadian dollar during 2008. Higher undistributed earnings from our equity investees during 2008 negatively impacted cash flow from operations by $131.1 million more than in 2007.
Cash used in investing activities increased $889.2 million year over year. The most significant cash outlays included:
•	Our spending on property, plant and equipment was $1,198.3 million in 2008, an increase of $591.1 million over 2007. Approximately 69 percent (2007 – 56 percent) of our consolidated capital expenditures related to the potash segment.

•	During 2008, $173.7 million was paid to settle the company’s forward purchase contract for shares of Sinofert. During 2008, we purchased an additional 191,620,000 shares of Sinofert for cash consideration of $145.3 million. Net of the ownership interest dilution that resulted from the issuance of shares of Sinofert, the acquisitions increased our ownership interest in Sinofert to 22 percent. Also in 2008, we purchased an additional 14,288,705 shares of Israel Chemicals Ltd. for cash consideration of $116.4 million, which increased our ownership interest to 11 percent.
Cash used in financing activities increased $1,271.6 million during 2008 compared to 2007. During 2008, we repurchased $3,356.4 million of our common shares under our normal course issuer bid. To assist with the share repurchase, proceeds of $1,233.9 million were raised through short-term borrowings and $400.0 million through long-term borrowings. In June 2007, we repaid $400.0 million of 10-year bonds that matured.
We believe that internally generated cash flow, supplemented by borrowing from existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements in 2009, exclusive of any possible acquisitions. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.

POTASHCORP 2008 FINANCIAL REVIEW

52	Capital Structure & Management
Capital Structure Dollars (millions), except as noted

	December 31	December 31
	2008	2007

Short-term debt obligations	$1,324.8	$90.0
Current portion of long-term debt	0.2	0.2
Long-term debt obligations	1,758.0	1,358.3
Deferred debt costs and swap gains	(19.4)	(18.9)

Total debt	3,063.6	1,429.6
Shareholders’ equity	$4,588.9	$6,018.7

Total debt to capital	40%	19%

Fixed rate debt obligations as a percentage of total debt obligations	44%	93%

Common shares outstanding	295,200,987	316,411,209
Stock options outstanding	12,849,356	14,006,984

Dividend payout ratio	4%	10%

Principal Debt Instruments Dollars (millions) at December 31, 2008

	Total		Amount Outstanding		Amount
	Amount		and Committed		Available

Credit facilities	$1,930.0	[1,2]	$1,724.6	[1]	$205.4	[1]
Line of credit	75.0		20.0	[3]	55.0

[1]	The amount available under the $750.0 million commercial paper program is limited to the availability of backup funds under the credit facilities. Included in the amount outstanding and committed is $324.6 million of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar denominated commercial paper have no impact on this balance.

[2]	Subsequent to year-end, effective January 21, 2009, $500.0 million of capacity was added to the 364-day facility.

[3]	Letters of credit committed.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facilities and fixed rates on our senior notes. As of December 31, 2008, interest rates ranged from 1.9 percent to 2.9 percent on outstanding commercial paper denominated in Canadian dollars and 1.0 percent to 3.8 percent on outstanding commercial paper denominated in US dollars. Interest rates on borrowings under the credit facilities ranged from 1.4 percent to 2.5 percent.
Although the commercial paper market is constrained, the company continues to have access to debt financing under existing bank credit facilities. We have two syndicated credit facilities and one bilateral credit facility that provide for unsecured advances. The first credit facility is a $750.0 million facility that is available through May 31, 2013. The second credit facility is a $750.0 million 364-day facility entered into on May 29, 2008 and amended, as of July 29, 2008, to increase the facility to $1,000.0 million. In January 2009, this facility was amended to increase the available borrowings to $1,500.0 million and extend the term to May 2010. The bilateral credit facility provides for borrowings of up to $180.0 million and is available for a two-year period ending December 2010. The amount available to us under the credit facilities is the total facilities amount less direct borrowings and amounts committed in respect of commercial paper outstanding. We also have a $75.0 million line of credit that is effective through May 2009. Outstanding letters of credit and direct borrowings reduce the amount available. The line of credit and credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Principal covenants under the credit facilities and line of credit require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term debt-to-EBITDA (defined in the respective agreements as earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth greater than or equal to $1,250.0 million and debt of subsidiaries not to exceed $650.0 million. The credit facilities and line of credit are also subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $40.0 million. Non-compliance with any of the above covenants could result in accelerated payment of amounts borrowed under the credit facilities and line of credit, and termination of lenders’ further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as of December 31, 2008.

POTASHCORP 2008 FINANCIAL REVIEW

Capital Structure & Management	53

Commercial paper is normally a source of same-day cash for the company. Access to this source of short-term financing depends primarily on conditions in the money markets and maintaining our R1 low credit rating by DBRS. The interest rates at which we issue long-term debt are partly based on the quality of our credit ratings, which are all investment grade. The company’s investment grade rating as measured by Moody’s senior debt ratings remained unchanged from December 31, 2007 at Baa1 with a stable outlook. Our investment grade rating as measured by Standard & Poor’s senior debt ratings was upgraded in August 2008 from BBB+ with a positive outlook to A- with a stable outlook.
Our $1,350.0 million of senior notes were issued under US shelf registration statements under which no additional amounts are available for issuance. On December 12, 2007, we filed a US shelf registration statement under which we may issue and sell up to $2,000.0 million of additional debt securities, subject to market conditions.
For 2008, our weighted average cost of capital was 12.0 percent (2007 – 10.0 percent), of which 95 percent represented equity (2007 – 96 percent).
Outstanding Share Data
We had 295,200,987 common shares issued and outstanding at December 31, 2008, compared to 316,411,209 common shares issued and outstanding at December 31, 2007. During 2008, the company issued 1,638,978 common shares pursuant to the exercise of stock options and our dividend reinvestment plan.
During the second quarter, the 2008 Performance Option Plan was approved by our shareholders. It permits the grant to eligible employees of options to purchase common shares of the company at an exercise price based on the closing price of the shares on the day prior to the grant. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.
At December 31, 2008, there were options to purchase 12,849,356 common shares outstanding under the company’s six stock option plans, as compared to options to purchase 14,006,984 common shares outstanding under five stock option plans at December 31, 2007.
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
Guarantee Contracts
Refer to Note 31 to the consolidated financial statements for information pertaining to our guarantees.
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
Long-Term Fixed Price Contracts
Certain of our long-term raw materials agreements contain fixed price components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 49.

POTASHCORP 2008 FINANCIAL REVIEW

54	Market Risks

Market Risks Associated with
Financial Instruments
Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 39 and 40 and risk management discussion specific to potash, phosphate and nitrogen operations can be found on Pages 18, 24 and 30, respectively. A discussion of price risk, interest rate risk, foreign exchange risk, credit risk and liquidity risk, including risk sensitivities, can be found in Note 28 to the consolidated financial statements.

Related Party Transactions
The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex. Sales for the year ended December 31, 2008 were $2,257.1 million
(2007 – $782.7 million; 2006 – $467.1 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.

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
Variable Interest Entities
In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (VIE) accounting guidance. Management needs to exercise significant judgment to determine if entities are VIEs and, if so, whether such VIE relationships are required to be consolidated. This process involves first understanding the arrangements to determine whether the entity is considered a VIE under the accounting rules. We use a variety of complex estimating processes that may consider both qualitative and quantitative factors, and may involve the use of assumptions about the business environment in which an entity operates and analysis and calculation of its expected losses and its expected residual returns where necessary. These quantitative processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Where an entity is determined to be a VIE, our interests are compared to those of the unrelated outside parties to identify the party that is the primary beneficiary, and thus should consolidate the entity. In addition to the areas of judgment mentioned above, there is a significant amount of judgment exercised in interpreting the provisions of the accounting guidance and applying them to our specific transactions.

POTASHCORP 2008 FINANCIAL REVIEW

Critical Accounting Estimates	55

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
The following table provides the sensitivity of benefit obligations and expense for our major plans to changes in the discount rate, expected long-term rate of return on plan assets, rate of compensation increase and medical trend rate assumptions. A lower discount rate results in a higher benefit obligation and a lower funded status. Similarly, poor fund performance results in a lower fair value of plan assets and a lower funded status. In either situation, we may have to increase cash contributions to the benefit plans. The sensitivity analysis should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear. For further details on our annual expense and obligation, see Note 15 to the consolidated financial statements.
Impact of a 0.5% Change in Key Assumptions

Dollars (millions)
	Pension Plans		Other Plans
	Obligation	Expense	Obligation	Expense

Discount rate
Decrease in assumption	$43.9	$4.1	$19.8	$2.0
Increase in assumption	(39.8)	(4.7)	(18.3)	(1.9)
Expected long-term rate of return
Decrease in assumption	n/a	2.4	n/a	n/a
Increase in assumption	n/a	(2.4)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(8.1)	(1.6)	(0.1)	—
Increase in assumption	8.3	1.6	0.1	0.1
Medical trend rate
Decrease in assumption	n/a	n/a	(17.0)	(3.0)
Increase in assumption	n/a	n/a	19.9	3.5

n/a = not applicable
Asset Retirement Obligations and Other Environmental Costs
We have significant liabilities relating to asset retirement obligations and other environmental matters. The major categories of our asset retirement obligations include reclamation and restoration costs at our potash and phosphate mining operations (mostly phosphate mining). Other environmental liabilities typically relate to regulatory compliance, environmental management associated with ongoing operations other than mining, and site assessment and remediation of contamination related to the activities of the company and its predecessors.
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

POTASHCORP 2008 FINANCIAL REVIEW

56	Critical Accounting Estimates

Accruals for asset retirement obligations and other environmental matters totaled $145.6 million at December 31, 2008 (2007 – $134.7 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.
Fair Value
We have significant financial instruments recorded at fair value on the balance sheet. Financial assets classified as held-for-trading are recorded at fair value with realized and unrealized gains and losses reported in net income, and financial assets classified as available-for-sale or as hedging derivatives are recorded at fair value with unrealized gains and losses reported in accumulated other comprehensive income unless any unrealized losses are considered other-than-temporary, in which case they are recognized in net income. Financial liabilities classified as held-for-trading are recorded at fair value with realized and unrealized gains and losses reported in net income.
We have classified investments in ICL, Sinofert and auction rate securities as available-for-sale; physical natural gas purchase contracts, natural gas options and foreign exchange forward contracts as held-for-trading; and natural gas futures and swaps as hedging derivatives. All of these are therefore recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined, which can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of costs/prices over time, discount rates, inflation rates and other relevant variables.
There is currently no active market for our auction rate securities and, therefore, fair value is determined using valuation techniques. Valuation techniques may include use of observable inputs such as recent arm’s-length market transactions if available; reference to the current market value of a substantially similar instrument; discounted cash flow analysis; and pricing models. If observable inputs are not available, such as a situation in which there is little, if any, market activity for the asset (or similar assets) at the measurement date, unobservable inputs are considered. The unobservable inputs used in the pricing model reflect the company’s own expectations about the assumptions that market participants would use in pricing the asset in a current transaction (including assumptions about risk). Fair value for investments in auction rate securities in the company’s trading account, which represent debt securities designated as available-for-sale that are currently considered to be illiquid, is based on valuation techniques which reflect the company’s own expectations about the assumptions that market participants would use in pricing the asset in a current transaction (information on the expected cash flows based on position of priority within the tranches, information on the expected cash flows based on information available regarding the underlying securities, and assumptions about risk) as of the balance sheet date. Fair value for our investments in Sinofert and ICL is based on the closing bid price as of the balance sheet date. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet. The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts, foreign currency forward contracts and other forward contracts) is determined by using valuation techniques.
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

POTASHCORP 2008 FINANCIAL REVIEW

Critical Accounting Estimates	57

tax assets recognized will be realized. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved.
Asset Impairment
We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. As at December 31, 2008, we determined that there were no triggering events requiring impairment analysis.
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed that requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units is determined from internally developed valuation models that consider various factors such as normalized and projected earnings, present value of future cash flows and discount rates. In each of the last two years, we tested goodwill for impairment, and in each year we determined that, based on our assumptions, the fair value of our reporting units exceeded their carrying amounts and therefore we did not recognize impairment.
Investments that are classified as available-for-sale, carried at cost or accounted for using the equity method are also reviewed to determine whether fair value is below carrying value. Factors and judgments we consider in determining whether a loss is temporary as compared to other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. We determined the fair value of the auction rate securities held in the company’s trading account to be $17.2 million as of December 31, 2008, representing an impairment of $115.3 million as compared to the par value of the securities. The total impairment has been classified as other-than-temporary. The securities were reviewed on an individual basis to determine whether the impairment was temporary or other-than-temporary; all of the securities were identified as being other than temporarily impaired based on the underlying securities and complexity of the structures. The entire impairment was therefore classified as other-than-temporary. None of our other investments were considered impaired, either temporarily or other-than-temporarily, as of December 31, 2008.
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

POTASHCORP 2008 FINANCIAL REVIEW

58	Critical Accounting Estimates

Depreciation and Amortization
We depreciate certain mining and milling assets and pre-stripping costs using the units-of-production method based on the shorter of estimates of reserve or service lives. We have other assets that we depreciate on a straight-line basis over their estimated useful lives.
We perform assessments of our existing assets and depreciable lives in connection with the review of mine operating plans. When we determine that assigned asset lives do not reflect the expected remaining period of benefit, we make prospective changes to their depreciable lives. There are a number of uncertainties inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates, which could result in changes to units-of-production depreciation expense in future periods. Although some degree of variability is expected, we believe the extent of our technical data and operating experience mitigates the potential for significant changes in reserve estimates.
As discussed on Page 57, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We believe it is unlikely that revisions to our estimates of reserves would give rise to an impairment of our assets because of their significant size in relation to our asset-carrying values.

Recent Accounting Changes

Recent Accounting Changes and Effective Dates
Refer to Note 3 to the consolidated financial statements for information pertaining to accounting changes effective in 2008, and Notes 2 and 33 to the consolidated financial statements for information on issued accounting pronouncements that will be effective in future years.
Of particular note is the area of International Financial Reporting Standards (IFRSs). In April 2008, the CICA published the exposure draft, “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate the IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The exposure draft makes possible the early adoption of IFRSs by Canadian entities.
In June 2008, the Canadian Securities Administrators (CSA) published a staff notice which stated that it is prepared to recommend exemptive relief on a case-by-case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRSs for a financial period beginning before January 1, 2011. The US Securities and Exchange Commission (SEC) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRSs, without reconciliation to US GAAP, effective for certain 2007 financial statements. In November 2008, the SEC issued a proposed roadmap for the potential mandatory adoption of IFRSs by issuers in the US and a proposed rule that would allow the optional use of IFRSs by certain qualifying domestic issuers. Provided it is appropriate to do so, we anticipate adopting IFRSs earlier than the CICA’s mandatory adoption deadline of January 1, 2011.
The company has commenced the process to transition from current Canadian GAAP to IFRSs. We have established a project team that is led by finance management, and will include representatives from various areas of the organization as necessary to plan for and achieve a smooth transition to IFRSs. Regular progress reporting to the audit committee of the Board of Directors on the status of the IFRSs implementation project has been instituted.
The implementation project consists of three primary phases, which in certain cases will be in process concurrently as IFRSs are applied to specific areas from start to finish:
•	Scoping and diagnostic phase – This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRSs. As a result of these procedures, the potentially affected areas are ranked as high, medium or low priority.

•	Impact analysis, evaluation and design phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority, with project teams established as deemed necessary. This phase involves specification of changes required to existing

POTASHCORP 2008 FINANCIAL REVIEW

Recent Accounting Changes	59

accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRSs and development of draft IFRSs financial statement content.

•	Implementation and review phase – This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs for the company’s finance and other staff, as necessary. It will culminate in the collection of financial information necessary to compile IFRSs-compliant financial statements, embedding IFRSs in business processes, elimination of any unnecessary data collection processes and audit committee approval of IFRSs financial statements. Implementation also involves delivery of further training to staff as revised systems begin to take effect.
The company completed the scoping and diagnostic phase in June 2008, and is now in the impact analysis, evaluation and design phase. Our analysis of IFRSs and comparison with currently applied accounting principles have identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position. However, there may be significant changes following from the IFRSs accounting principles and provisions for first-time adoption of IFRSs on certain areas. The company has not yet determined the full accounting effects of adopting IFRSs. However, we do not expect the adoption of IFRSs to impact the underlying cash flows or profitability trends of our operating performance.
Most adjustments required on transition to IFRSs will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.
IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The company is analyzing the various accounting policy choices available and will implement those determined to be most appropriate in our circumstances.
Set out below are the key areas where changes in accounting policies are expected that may impact the company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRSs. It is intended to highlight those areas we believe to be most significant; however, analysis of changes is still in process and not all decisions have been made where choices of accounting policies are available. We note that the standard-setting bodies that promulgate Canadian GAAP and IFRSs have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRSs and their impact on the company’s consolidated financial statements in future years. The future impacts of IFRSs will also depend on the particular circumstances prevailing in those years. The differences described below are those existing based on Canadian GAAP and IFRSs at year-end. At this stage, the company is not able to reliably quantify the impacts expected on our consolidated financial statements for these differences.
Impairment of Assets
Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.
However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.
Employee Benefits
IAS 19, “Employee Benefits”, requires the past service cost element of defined benefit plans to be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan. In addition, actuarial gains and losses are permitted under IAS 19 to be recognized directly in equity rather than through profit or loss. IFRS 1, “First-Time Adoption of International Financial Reporting

POTASHCORP 2008 FINANCIAL REVIEW

60	Recent Accounting Changes

Standards”, also provides an option to recognize all cumulative actuarial gains and losses existing at the date of transition immediately in retained earnings.
Share-Based Payments
IFRS 2, “Share-Based Payments”, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP on the other hand requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of some of our cash-settled employee incentive plans, such as our performance unit incentive plan.
Provisions (Including Asset Retirement Obligations)
IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some contingent liabilities which would meet the recognition criteria under IFRSs that were not recognized under Canadian GAAP.
Other differences between IFRSs and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRSs uses the mid-point of the range, whereas Canadian GAAP uses the low end of the range), and the requirement under IFRSs for provisions to be discounted where material.
Income Taxes
IAS 12, “Income Taxes”, currently requires income tax to be charged (or credited) directly to equity (OCI) if the tax relates to items that are credited (or charged), in the same or a different period, directly to equity. Under Canadian GAAP, only the income tax relating to items credited (or charged) directly to equity in the same period is charged (or credited) directly to equity. This change may result in some income tax effects being recognized directly in equity rather than through net income or loss. This GAAP difference is currently being addressed as part of the International Accounting Standards Board’s project on Income Tax.

Forward-Looking Statements
This 2008 Financial Review, including the “Key Earnings Sensitivities” and “Outlook” sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this 2008 Financial Review, including foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the current global financial crisis and conditions and changes in credit markets; the results of negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2008 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

POTASHCORP 2008 FINANCIAL REVIEW

11 Year Report	61

FINANCIAL DATA (in millions of US dollars except share, per-share and percentage amounts)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Sales Potash	4,068.1	1,797.2	1,227.5	1,341.1	1,056.1	758.7	669.0	655.2	710.3	688.6	663.3
Phosphate	2,880.7	1,637.1	1,255.1	1,137.3	977.9	883.9	714.0	732.1	868.1	922.3	1,099.5
Nitrogen	2,497.7	1,799.9	1,284.1	1,368.8	1,210.4	1,156.4	841.4	993.5	964.5	744.7	844.2
Total sales	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0
5-year CAGR [1]	27.5%
10-year CAGR [1]	13.7%
Gross margin
Potash	3,055.5	912.3	561.1	707.4	422.8	203.7	218.0	248.1	307.4	304.2	319.2
Phosphate	1,114.5	432.8	125.3	98.9	15.8	(16.5)	41.9	64.5	76.8	130.5	230.1
Nitrogen	737.4	536.1	315.6	318.7	242.8	193.2	47.4	94.7	104.7	(21.4)	64.8
Total gross margin	4,907.4	1,881.2	1,002.0	1,125.0	681.4	380.4	307.3	407.3	488.9	413.3	614.1
5-year CAGR [1]	66.8%
10-year CAGR [1]	23.1%
Depreciation and amortization
Potash	82.0	71.7	58.3	64.5	66.4	52.4	46.3	34.1	40.9	37.2	36.2
Phosphate	140.5	121.1	94.6	95.6	84.4	78.9	76.8	72.0	68.1	61.8	59.1
Nitrogen	97.1	88.2	77.6	72.0	79.7	86.4	88.0	72.8	66.1	83.5	86.7
Other	7.9	10.3	11.9	10.3	9.5	9.7	8.0	6.8	11.9	8.6	8.9
Total depreciation and amortization	327.5	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9
Operating income (loss)	4,635.1	1,588.5	875.5	892.6	514.3	(55.6)	166.9	269.7	326.8	(353.0)	442.3
Net income (loss)* 2	3,495.2	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0
6-year CAGR [1,3]	100.6%
10-year CAGR [1]	29.6%
Net income (loss) per share — basic	11.37	3.50	2.03	1.67	0.92	(0.40)	0.17	0.39	0.63	(1.27)	0.80
Net income (loss) per share — diluted	11.01	3.40	1.98	1.63	0.90	(0.40)	0.17	0.39	0.63	(1.27)	0.80
Dividends per share	0.40	0.35	0.20	0.20	0.18	0.17	0.17	0.17	0.17	0.17	0.16
Cash provided by operating activities	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0
Working capital	(348.6)	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2
Total assets	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3
Long-term debt obligations [4]	1,758.0	1,358.3	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3
Shareholders’ equity	4,588.9	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8
Shares outstanding at the end of the year (thousands) [5]	295,201	316,411	314,403	310,782	331,893	318,672	312,468	311,712	311,046	322,164	325,464
OPERATING DATA (thousands)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Employees at year-end (actual #)	5,301	5,003	4,871	4,879	4,906	4,904	5,199	4,997	5,338	5,498	5,744
Potash production (KCI) tonnage	8,697	9,159	7,018	8,816	7,914	7,094	6,447	6,128	7,149	6,388	6,995
Phosphate production (P2O5) tonnage	1,942	2,164	2,108	2,097	1,962	1,861	1,512	1,573	2,042	2,124	2,363
Nitrogen production (N) tonnage	2,780	2,986	2,579	2,600	2,558	2,619	2,990	3,032	2,706	3,138	3,121
Potash sales — manufactured KCI tonnes	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283
Phosphate sales — manufactured product tonnes	3,322	4,151	3,970	3,860	3,675	3,560	2,809	2,987	3,861	4,002	4,627
Nitrogen sales — manufactured product tonnes	5,042	5,731	4,675	4,843	4,734	5,367	5,911	5,753	5,864	6,271	6,032

[1]	Compound annual growth rate expressed as a percentage.

[2]	There were no extraordinary items or discontinued operations in any of the accounting periods.

[3]	2003 result was negative, therefore six-year CAGR used.

[4]	Represents long-term debt obligations and does not include unamortized costs. (See Note 13 to the company’s consolidated financial statements for description of such amounts.)

[5]	Common shares were repurchased in 2008, 2005, 2000 and 1999 in the amounts of 22.849 million, 28.500 million, 6.210 million and 1.890 million, respectively.

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

*Additional Information:	After-tax effects of items affecting net income	2008	2007	2006	2004	2003	2000	1999

	Impairment of property, plant and equipment	$—	$—	$4.5	$—	$89.7	$14.5	$513.8
	Impairment of auction rate securities	66.6	18.6	—	—	—	—	—
	Plant shutdown and closure	—	—	—	6.2	113.5	—	24.1
	Office consolidation	—	—	—	—	—	3.3	9.2
	Gain on sale of assets	(15.6)	—	—	(37.0)	—	(16.3)	—

	Total after-tax effects on net income	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5	$547.1

Keyword Online : Financials	POTASHCORP 2008 FINANCIAL REVIEW

62	Financial Performance Indicators

SUMMARY (in millions of US dollars except share, per-share and percentage amounts)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net income (loss) [1]	3,495.2	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0
Net income (loss) per share — diluted	11.01	3.40	1.98	1.63	0.90	(0.40)	0.17	0.39	0.63	(1.27)	0.80
EBITDA [2]	4,962.6	1,879.8	1,117.9	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2
Cash flow prior to working capital changes [3]	3,780.7	1,525.3	940.8	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2
Cash provided by operating activities	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0
Return on assets	34.1%	11.4%	10.2%	10.1%	5.8%	(2.8% )	1.1%	2.6%	4.8%	(10.5% )	5.8%
Cash flow return [4]	43.5%	20.2%	14.5%	14.7%	11.1%	2.9%	6.3%	8.5%	10.5%	(3.7% )	12.6%
Weighted average cost of capital	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%
Total shareholder return	(48.9% )	201.6%	79.6%	(2.7% )	93.4%	37.5%	5.2%	(20.4% )	64.6%	(23.0% )	(21.9% )
Total debt to capital	40.0%	19.2%	40.8%	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%
Net debt to capital [5]	37.8%	10.6%	36.4%	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%

RECONCILIATIONS AND CALCULATIONS (in millions of US dollars except share, per-share and tonnage amounts)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net income (loss) [1]	3,495.2	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0
Income taxes	1,077.1	416.2	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5
Interest expense	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8
Depreciation and amortization	327.5	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9

EBITDA [2]	4,962.6	1,879.8	1,117.9	1,135.0	754.3	171.8	386.0	455.4	513.8	(161.9)	633.2
5-year CAGR [7]	95.9%
10-year CAGR [7]	22.9%

Cash flow prior to working capital changes [3]	3,780.7	1,525.3	940.8	860.3	538.3	368.5	289.2	345.8	405.1	319.6	556.2

Accounts receivable	(593.7)	(154.6)	11.0	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)	33.8	48.8
Inventories	(324.4)	60.3	13.9	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)	(16.1)	(7.9)
Prepaid expenses and other current assets	(23.7)	7.0	0.2	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)	3.2	(16.6)
Accounts payable and accrued charges	174.3	250.9	(269.1)	238.1	188.7	33.3	60.4	(266.2)	158.0	3.1	(2.5)

Changes in non-cash operating working capital	(767.5)	163.6	(244.0)	4.8	120.0	17.0	27.2	(270.1)	75.3	24.0	21.8

Cash provided by operating activities	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6	578.0

Net income (loss)	3,495.2	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0
Total assets	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3

Return on assets	34.1%	11.4%	10.2%	10.1%	5.8%	(2.8% )	1.1	2.6%	4.8%	(10.5% )	5.8

Net income (loss)	3,495.2	1,103.6	631.8	542.9	298.6	(126.3)	53.6	121.2	198.0	(412.0)	261.0
Income taxes	1,077.1	416.2	158.1	267.4	131.7	(20.6)	30.2	68.2	67.2	7.5	117.5
Change in unrealized loss (gain) on derivatives included in net income	68.8	(16.9)	–	–	–	–	–	–	–	–	–
Interest expense	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5	63.8
Current income taxes	(994.9)	(296.6)	(108.1)	(227.3)	(105.4)	—	(24.2)	(20.5)	(32.6)	(14.7)	(19.4)
Depreciation and amortization	327.5	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1	190.9

Cash flow [4]	4,036.5	1,566.3	1,009.8	907.7	648.9	171.8	361.8	434.9	481.2	(176.6)	613.8

Total assets	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,685.6	4,597.3	4,145.7	3,916.8	4,534.3
Cash and cash equivalents	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)
Fair value of derivative assets	(17.9)	(135.0)	—	—	—	—	—	—	—	—	—
Accumulated depreciation of property, plant and equipment	2,526.6	2,280.7	2,073.8	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8	951.0	812.4
Net unrealized gains on available-for-sale securities	(885.7)	(2,284.1)	—	—	—	—	—	—	—	—	—
Accumulated amortization of other assets and intangible assets	73.4	59.0	72.6	66.4	65.1	70.1	59.1	42.0	38.0	42.0	49.2
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	4.3	1.4	27.4
Accounts payable and accrued charges	(1,183.6)	(911.5)	(545.2)	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)	(349.1)	(349.7)

Adjusted assets	10,492.1	8,013.5	7,499.8	6,422.7	5,895.3	5,835.9	5,835.2	5,604.2	4,673.9	4,518.1	5,005.6

Average adjusted assets	9,252.8	7,756.7	6,961.3	6,159.0	5,865.6	5,835.6	5,719.7	5,139.1	4,596.0	4,761.9	4,884.4

Cash flow return [4]	43.6%	20.2%	14.5%	14.7%	11.1%	2.9%	6.3%	8.5%	10.5%	(3.7% )	12.6%

Keyword Online : Financials	POTASHCORP 2008 FINANCIAL REVIEW

Financial Performance Indicators	63

RECONCILIATIONS AND CALCULATIONS continued	(in millions of US dollars except share, per-share and tonnage amounts)
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Weighted average cost of capital	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%	8.3%

End of year closing price (dollars)	73.22	143.96	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03	10.65
Beginning of year opening price (dollars)	143.96	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03	10.65	13.83

Change in share price (dollars)	(70.74)	96.13	21.09	(0.95)	13.28	3.81	0.37	(2.82)	5.02	(2.62)	(3.18)

Dividends paid per share (dollars)	0.40	0.30	0.20	0.20	0.18	0.17	0.17	0.17	0.17	0.17	0.16

Total shareholder return	(48.9% )	201.6%	79.6%	(2.7% )	93.4%	37.5%	5.3%	(20.3% )	64.6%	(23.0% )	(21.8% )

Short-term debt	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9
Current portion of long-term debt	0.2	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7	7.4	0.4
Long-term debt	1,739.5	1,339.4	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0	933.3

Total debt	3,063.6	1,429.6	1,915.4	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2	918.9	1,028.6
Cash and cash equivalents	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)

Net debt [5]	2,786.8	710.1	1,589.7	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2	874.9	960.6

Shareholders’ equity	4,588.9	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8	2,092.5	2,086.5	2,012.1	1,962.4	2,453.8

Total debt to capital	40.0%	19.2%	40.8%	41.5%	36.4%	42.3%	41.7%	42.1%	31.1%	31.9%	29.5%

Net debt to capital [5]	37.8%	10.6%	36.4%	39.9%	27.5%	42.2%	41.3%	41.3%	28.7%	30.8%	28.1%

Current assets	2,267.2	1,811.3	1,310.2	1,110.8	1,243.6	733.9	832.0	819.6	871.7	726.2	774.2
Current liabilities	(2,615.8)	(1,001.9)	(1,103.5)	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)	(831.0)	(445.0)

Working capital	(348.6)	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)	329.2
Cash and cash equivalents	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)	(68.0)
Short-term debt	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5	94.9
Current portion of long-term debt	0.2	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7	7.4	0.4

Non-cash operating working capital	698.7	180.1	439.3	174.2	184.8	348.9	460.5	502.9	245.8	333.1	356.5

Sales	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,380.8	2,542.9	2,355.6	2,607.0
Freight	324.9	346.1	255.8	249.7	238.7	234.5	215.2	216.7	222.1	212.5	216.5
Transportation and distribution	132.4	124.1	134.1	121.9	104.3	98.7	80.5	83.3	83.1	77.0	77.9

Net sales [6]	8,989.2	4,764.0	3,376.8	3,475.6	2,901.4	2,465.8	1,928.7	2,080.8	2,237.7	2,066.1	2,312.6

Potash net sales North American	1,307.5	656.9	470.5	495.6	347.5	230.6	215.3	232.1	237.8	237.4	227.6
Offshore	2,526.8	909.6	576.0	668.3	504.6	336.2	300.7	293.4	340.9	325.9	317.9
Miscellaneous and purchased product	24.4	13.5	11.7	13.0	42.7	52.3	28.5	6.3	3.4	2.3	2.9

Total	3,858.7	1,580.0	1,058.2	1,176.9	894.8	619.1	544.5	531.8	582.1	565.6	548.4

Potash sales (thousands KCl tonnes) North American	2,962	3,471	2,785	3,144	3,246	2,870	2,780	2,894	2,939	2,871	2,702
Offshore	5,585	5,929	4,411	5,020	5,030	4,213	3,547	3,349	3,973	3,603	3,581

Total	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474	6,283

Weighted average shares outstanding
Basic (thousands)	307,480	315,641	311,880	325,704	323,901	313,380	312,126	311,274	314,460	325,380	325,062

Diluted (thousands)	317,438	324,308	318,689	333,234	332,217	313,380	313,896	313,116	316,218	325,380	327,009

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

See footnotes on Page 64
POTASHCORP 2008 FINANCIAL REVIEW

64	Financial Performance Indicators

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

1	After-tax effects of items affecting net income are as follows:

	2008	2007	2006	2004	2003	2000	1999

Impairment of property, plant and equipment	$–	$–	$4.5	$–	$89.7	$14.5	$513.8
Impairment of auction rate securities	66.6	18.6	–	–	–	–	–
Plant shutdown and closure	–	–	–	6.2	113.5	–	24.1
Office consolidation	–	–	–	–	–	3.3	9.2
Gain on sale of assets	(15.6)	–	–	(37.0)	–	(16.3)	–

Total after-tax effects on net income	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5	$547.1

2	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the non-cash effects of the following items:

	2008	2007	2006	2004	2003	2000	1999

Impairment of property, plant and equipment	$–	$–	$6.3	$–	$132.4	$14.5	$530.4
Impairment of auction-rate securities	88.8	26.5	–	–	–	–	–
Plant shutdown and closure	–	–	–	6.2	113.5	–	24.1
Office consolidation	–	–	–	–	–	–	9.2
Gain on sale of assets	(21.4)	–	–	(37.0)	–	(20.1)	–

Total non-cash items included in EBITDA	67.4	26.5	6.3	(30.8)	245.9	(5.6)	563.7
EBITDA	4,962.6	1,879.8	1,117.9	754.3	171.8	513.8	(161.9)

Adjusted EBITDA	$5,030.0	$1,906.3	$1,124.2	$723.5	$417.7	$508.2	$401.8

3	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in non-cash operating working capital. PotashCorp uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

4	PotashCorp uses cash flow and cash flow return as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are one of the best predictors of shareholder value. As such, management believes this information to be useful to investors.

5	Management believes that net debt and net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

6	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to Canadian GAAP, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. Net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-GAAP financial measure.

7	Compound annual growth rate expressed as a percentage.
Financial Terms
Adjusted EBITDA = EBITDA + impairment charges + non-cash shutdown / closure-related costs and office consolidation costs – gain on sale of assets
Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997
Cash flow = net income or loss + income taxes + change in unrealized loss/(gain) on derivatives included in net income + interest – current income taxes + depreciation and amortization
Cash flow return = cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gains on available-for-sale securities – accounts payable and accrued charges)
Current income taxes = income tax expense (recovery) – provision for (recovery of) future income tax
EBITDA = earnings (net income or loss) before interest, taxes, depreciation and amortization
Market value of total capital = market value of total debt – cash and cash equivalents + market value of equity
Net debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)
Return on assets = net income or loss / total assets
Total debt to capital = total debt / (total debt + total shareholders’ equity)
Total shareholder return = (change in market price per common share + dividends per share) / beginning market price per common share
Weighted average cost of capital = simple quarterly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

POTASHCORP 2008 FINANCIAL REVIEW

Management’s Responsibility	65
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
Our independent registered chartered accountants, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2008 included on Page 67.
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
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, as reflected in their report for 2008 included on Page 66.

W. Doyle	W. Brownlee
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

February 20, 2009

Keyword Online: Financials	POTASHCORP 2008 FINANCIAL REVIEW

66	Accountants’ Reports
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules of the Company as of and for the year ended December 31, 2008 and our report dated February 20, 2009 expressed an unqualified opinion on these consolidated financial statements (which includes an explanatory paragraph referring to changes in the Company’s accounting for inventories).
Independent Registered Chartered Accountants
Saskatoon, Canada
February 20, 2009

POTASHCORP 2008 FINANCIAL REVIEW	Keyword Online : Financials

Accountants’ Reports	67
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, the related consolidated statements of operations and retained earnings and cash flow for each of the three years in the period ended December 31, 2008, and the related consolidated statements of comprehensive (loss) income for the years ended December 31, 2008 and 2007, and the related consolidated statements of accumulated other comprehensive income as of December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, in 2008 the Company changed its method of accounting for inventories to conform to Canadian Institute of Chartered Accountants Handbook Section 3031 Inventories.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Saskatoon, Canada
February 20, 2009
POTASHCORP 2008 FINANCIAL REVIEW

68	Consolidated Financial Statements

Consolidated Statements of Financial Position
As at December 31		in millions of US dollars except share amounts
Notes		2008	2007

	Assets
	Current assets
	Cash and cash equivalents	$276.8	$719.5
Note 3	Accounts receivable	1,189.9	596.2
Note 4	Inventories	714.9	428.1
Note 5	Prepaid expenses and other current assets	79.2	36.7
Note 6	Current portion of derivative instrument assets	6.4	30.8

		2,267.2	1,811.3
Note 6	Derivative instrument assets	11.5	104.2
Note 7	Property, plant and equipment	4,812.2	3,887.4
Note 8	Investments	2,750.7	3,581.5
Note 9	Other assets	288.7	210.7
Note 10	Intangible assets	21.5	24.5
Note 10	Goodwill	97.0	97.0

		$10,248.8	$9,716.6

	Liabilities
	Current liabilities
Note 11, 13	Short-term debt and current portion of long-term debt	$1,324.1	$90.2
Note 12	Accounts payable and accrued charges	1,183.6	911.5
Note 6	Current portion of derivative instrument liabilities	108.1	0.2

		2,615.8	1,001.9
Note 13	Long-term debt	1,739.5	1,339.4
Note 6	Derivative instrument liabilities	120.4	–
Note 25	Future income tax liability	794.2	988.1
Note 15	Accrued pension and other post-retirement benefits	253.4	244.8
Note 16	Accrued environmental costs and asset retirement obligations	133.4	121.0
	Other non-current liabilities and deferred credits	3.2	2.7

		5,659.9	3,697.9

Note 14	Commitments
Note 30	Contingencies
Note 31	Guarantees
	Shareholders’ Equity
Note 17	Share capital	1,402.5	1,461.3
	Unlimited authorization of common shares without par value; issued and outstanding 295,200,987 and 316,411,209 shares at December 31, 2008 and 2007, respectively
	Unlimited authorization of first preferred shares; none outstanding
Note 18	Contributed surplus	126.2	98.9
	Accumulated other comprehensive income	657.9	2,178.9
	Retained earnings	2,402.3	2,279.6

		4,588.9	6,018.7

		$10,248.8	$9,716.6

(See Notes to the Consolidated Financial Statements)
Approved by the Board of Directors,

Director	Director

POTASHCORP 2008 FINANCIAL REVIEW	Keyword Online : Financials

Consolidated Financial Statements	69

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31		in millions of US dollars except per-share amounts
Notes		2008	2007	2006

Note 19	Sales	$9,446.5	$5,234.2	$3,766.7
	Less: Freight	324.9	346.1	255.8
	Transportation and distribution	132.4	124.1	134.1
Note 20	Cost of goods sold	4,081.8	2,882.8	2,374.80

	Gross Margin	4,907.4	1,881.2	1,002.0

Note 21	Selling and administrative	188.4	212.6	158.4
Note 22	Provincial mining and other taxes	543.4	135.4	66.5
	Foreign exchange (gain) loss	(126.0)	70.2	(4.4)
Note 23	Other income	(333.5)	(125.5)	(94.0)

		272.3	292.7	126.5

	Operating Income	4,635.1	1,588.5	875.5

Note 24	Interest Expense	62.8	68.7	85.6

	Income before Income Taxes	4,572.3	1,519.8	789.9

Note 25	Income Taxes	1,077.1	416.2	158.1

	Net Income	3,495.2	1,103.6	631.8

	Retained Earnings, Beginning of Year	2,279.6	1,286.4	716.9

Note 17	Repurchase of Common Shares	(3,250.3)	–	–

	Change in Accounting Policy	–	0.2	–

	Dividends	(122.2)	(110.6)	(62.3)

	Retained Earnings, End of Year	$2,402.3	$2,279.6	$1,286.4

Note 26	Net Income per Share – Basic	$11.37	$3.50	$2.03

Note 26	Net Income per Share – Diluted	$11.01	$3.40	$1.98

	Dividends per Share	$0.40	$0.35	$0.20

(See Notes to the Consolidated Financial Statements)
POTASHCORP 2008 FINANCIAL REVIEW

70	Consolidated Financial Statements

Consolidated Statements of Cash Flow

For the years ended December 31	in millions of US dollars
	2008	2007	2006

Operating Activities
Net income	$3,495.2	$1,103.6	$631.8
Adjustments to reconcile net income to cash provided by operating activities

Depreciation and amortization	327.5	291.3	242.4
Stock-based compensation	36.2	38.6	29.5
(Gain) loss on disposal of property, plant and equipment and long-term investments	(27.1)	7.9	(8.6)
Provision for auction rate securities and plant shutdowns	88.8	26.5	6.3
Foreign exchange on future income tax	(106.4)	52.4	0.5
Provision for future income tax	82.2	119.6	50.0
Undistributed earnings of equity investees	(166.7)	(35.6)	(24.5)
Loss (gain) on derivative instruments	48.7	(21.1)	–
Other long-term liabilities	2.3	(57.9)	13.4

Subtotal of adjustments	285.5	421.7	309.0

Changes in non-cash operating working capital
Accounts receivable	(593.7)	(154.6)	11.0
Inventories	(324.4)	60.3	13.9
Prepaid expenses and other current assets	(23.7)	7.0	0.2
Accounts payable and accrued charges	174.3	250.9	(269.1)

Subtotal of changes in non-cash operating working capital	(767.5)	163.6	(244.0)

Cash provided by operating activities	3,013.2	1,688.9	696.8

Investing Activities
Additions to property, plant and equipment	(1,198.3)	(607.2)	(508.6)
Purchase of long-term investments	(445.6)	(30.7)	(352.5)
Purchase of investments in auction rate securities	–	(132.5)	–
Proceeds from disposal of property, plant and equipment and long-term investments	43.2	4.5	22.0
Other assets and intangible assets	(46.6)	7.8	(0.6)

Cash used in investing activities	(1,647.3)	(758.1)	(839.7)

Cash before financing activities	1,365.9	930.8	(142.9)

Financing Activities
Proceeds from long-term debt obligations	400.0	1.5	483.9
Repayment and issue costs of long-term debt obligations	(0.2)	(403.6)	(1.3)
Proceeds from (repayment of) short-term debt obligations	1,233.9	(67.9)	(94.3)
Dividends	(122.6)	(93.6)	(60.9)
Repurchase of common shares	(3,356.4)	–	–
Issuance of common shares	36.7	26.6	47.3

Cash (used in) provided by financing activities	(1,808.6)	(537.0)	374.7

(Decrease) Increase in Cash and Cash Equivalents	(442.7)	393.8	231.8
Cash and Cash Equivalents, Beginning of Year	719.5	325.7	93.9

Cash and Cash Equivalents, End of Year	$276.8	$719.5	$325.7

Cash and cash equivalents comprised of:
Cash	$29.9	$23.1	$7.9
Short-term investments	246.9	696.4	317.8

	$276.8	$719.5	$325.7

Supplemental cash flow disclosure
Interest paid	$82.8	$93.9	$106.8
Income taxes paid	$669.9	$221.0	$226.8

(See Notes to the Consolidated Financial Statements)
POTASHCORP 2008 FINANCIAL REVIEW

Consolidated Financial Statements	71
Consolidated Statements of Comprehensive (Loss) Income

For the years ended December 31	in millions of US dollars
(Net of related income taxes)	2008	2007

Net Income	$3,495.2	$1,103.6
Other comprehensive (loss) income
Net (decrease) increase in unrealized gains on available-for-sale securities [1]	(1,336.9)	1,309.1
Net (losses) gains on derivatives designated as cash flow hedges [2]	(166.0)	34.6
Reclassification to income of net gains on cash flow hedges [3]	(8.1)	(40.5)
Unrealized foreign exchange (losses) gains on translation of self-sustaining foreign operations	(10.0)	6.7

Other Comprehensive (Loss) Income	$(1,521.0)	$1,309.9

Comprehensive Income	$1,974.2	$2,413.5

[1]	Available-for-sale securities are comprised of shares in Israel Chemicals Ltd., Sinofert Holdings Limited and investments in auction rate securities, and are net of income taxes of $(61.5) (2007 – $87.1).

[2]	Cash flow hedges are comprised of natural gas derivative instruments, and are net of income taxes of $(100.8) (2007 – $14.8).

[3]	Net of income taxes of $4.8 (2007 – $17.3).
Consolidated Statements of Accumulated Other Comprehensive Income

As at December 31	in millions of US dollars
(Net of related income taxes)	2008	2007

Net unrealized gains on available-for-sale securities [1]	$761.8	$2,098.7
Net unrealized (losses) gains on derivatives designated as cash flow hedges [2]	(100.6)	73.5
Unrealized foreign exchange (losses) gains on self-sustaining foreign operations [3]	(3.3)	6.7

Accumulated other comprehensive income	657.9	2,178.9
Retained earnings	2,402.3	2,279.6

Accumulated Other Comprehensive Income and Retained Earnings	$3,060.2	$4,458.5

[1]	$885.7 before income taxes (2007 – $2,284.1).

[2]	$(160.2) before income taxes (2007 – $119.6).

[3]	$(3.3) before income taxes (2007 – $6.7).

(See Notes to the Consolidated Financial Statements)
POTASHCORP 2008 FINANCIAL REVIEW

Notes

72	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 1 DESCRIPTION OF BUSINESS

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
In Canada and the United States, the company owns or leases 172 terminal and warehouse facilities, some of which have multi-product capability, for a total of 203 distribution points, and services customers with a fleet of approximately 9,600 railcars. In the offshore market, the company leases one warehouse in China and leases one in Brazil through a joint venture. PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America, and execute offshore marketing and sales for the company’s New Brunswick potash. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen products.

Note 2 BASIS OF PRESENTATION

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
The following accounting policies are considered to be significant:
Principles of Consolidation
The consolidated financial statements include the accounts of PotashCorp and its subsidiaries, and any material VIEs for which the company is the primary beneficiary. Principal operating subsidiaries include:
•	PCS Sales (Canada) Inc.
–	PCS Joint Venture, Ltd. (“PCS Joint Venture”)
•	PCS Sales (USA), Inc.

•	PCS Phosphate Company, Inc. (“PCS Phosphate”)
–	PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)

•	PCS Nitrogen Fertilizer, L.P.

•	PCS Nitrogen Ohio, L.P.

•	PCS Nitrogen Trinidad Limited

•	PCS Cassidy Lake Company (“PCS Cassidy Lake”)
All significant intercompany balances and transactions have been eliminated.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	73
Note 2 BASIS OF PRESENTATION (continued)

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
Cash Equivalents
Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.
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
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page

2	Basis of Presentation	72
2	Cash Equivalents	73
2	Asset Impairment	73
4	Inventories	74
5	Prepaid Expenses	75
6	Derivative Financial Instruments	75
6	Fair Value of Derivative Financial Instruments	76
7	Property, Plant and Equipment	77
8	Investments	77
8	Fair Value of Investments	78
9	Other Assets	79
10	Intangible Assets	80
10	Goodwill	80
13	Long-Term Debt	81
14	Leases	82
15	Pension and Other Post-Retirement Benefits	83
16	Environmental Costs and Asset Retirement Obligations	87
19	Revenue Recognition	90
25	Income Taxes	94
27	Stock-Based Compensation	96
28	Fair Value of Financial Instruments	99

Change in Accounting Policy
Inventories
Effective January 1, 2008, the company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRSs”). This standard provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; restricts the classification of spare and replacement parts as inventory; requires impairment testing; requires the reversal of writedowns when circumstances which caused the writedown no longer exist; and expands the disclosure requirements to increase transparency. This standard has been applied prospectively. Accordingly, comparative amounts for prior periods have not been restated. The adoption of this

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

74	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 2 BASIS OF PRESENTATION (continued)

standard resulted in a reclassification of certain spare and replacement parts to property, plant and equipment. The effects of the adjustment were to decrease inventory by $21.5 at January 1, 2008 and to increase property, plant and equipment by the same amount. Since there was no difference in the measurement of the assets, no adjustment to opening retained earnings was necessary.
Recent Accounting Pronouncements
Capital Disclosures
Effective January 1, 2008, the company adopted the CICA Section 1535, “Capital Disclosures”. This pronouncement increases harmonization with IFRSs by establishing standards for disclosing information about an entity’s capital and capital management. The company’s adoption of Section 1535 has resulted in the capital management disclosure set forth in Note 29.
Financial Instruments
Effective January 1, 2008, the company adopted CICA Section 3863, “Financial Instruments – Presentation” and CICA Section 3862, “Financial Instruments – Disclosures”, which increase harmonization with IFRSs. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities are offset. Section 3862 provides expanded disclosure requirements that call for additional detail by financial asset and liability categories. The applicable disclosures required under these standards are included in Note 28.
Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible
Assets”, and Section 3450, “Research and Development Costs”. The purpose of this section is to provide more specific guidance on the recognition of internally developed intangible assets, and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The section substantially harmonizes Canadian standards with IFRSs and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.
Also in February 2008, the CICA amended portions of Section 1000, “Financial Statement Concepts”, which the CICA concluded permitted deferral of costs that did not meet the definition of an asset. The amendments apply to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.
Upon adoption of Section 3064 and the amendments to Section 1000, capitalized amounts that no longer meet the definition of an asset will be expensed retrospectively. The company is currently reviewing the standards to determine the potential impact, if any, on its consolidated financial statements.
International Financial Reporting Standards
In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The company is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

Note 3 ACCOUNTS RECEIVABLE

	2008	2007

Trade accounts – Canpotex	$691.2	$124.3
– Other	342.7	424.9
Non-trade accounts	72.6	52.9
Margin deposits on derivative instruments	91.1	—

	1,197.6	602.1
Less allowance for doubtful accounts	(7.7)	(5.9)

	$1,189.9	$596.2

Note 4 INVENTORIES

Inventories of finished products, raw materials, intermediate products and materials and supplies are valued at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct costs related to the units of production as well as a systematic allocation of fixed and variable production overhead. Net realizable value for finished products, raw materials and intermediate products is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale. In certain circumstances, particularly pertaining to the company’s materials and supplies inventories, replacement cost is considered to be the best available measure of net realizable value.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	75
Note 4 INVENTORIES (continued)

Inventory is reviewed monthly to ensure the carrying value does not exceed net realizable value. The reversal of a writedown may occur if the circumstances which caused the writedown no longer exist.

	2008[1]	2007

Finished products	$421.8	$186.6
Intermediate products	117.1	70.7
Raw materials	67.8	68.0
Materials and supplies	108.2	102.8

	$714.9	$428.1

[1]	See change in accounting policy (Note 2).
During the year ended December 31, 2008, inventories of $3,803.9 (2007 – $2,806.4; 2006 – $2,330.0) were expensed through cost of goods sold. Writedowns of finished product and reserves for obsolete materials and supplies of $89.9 and $3.2, respectively, were included in cost of goods sold during the year (2007 – $NIL and $4.7, respectively; 2006 – $NIL and $2.4, respectively). No reversals of writedowns were recorded during the year ended December 31, 2008. The carrying amount of inventory recorded at net realizable value was $181.3 at December 31, 2008, with the remaining inventory recorded at cost.

Note 5 PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses include prepaid freight and other transportation and distribution costs relating to product inventory stored at warehouse and terminal facilities.

	2008	2007

Prepaid freight	$24.3	$14.2
Prepaid transportation and distribution	15.4	7.7
Other prepaid expenses	20.6	14.8

	60.3	36.7
Current portion of future income tax asset	18.9	–

	$79.2	$36.7

Note 6 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the company to manage its exposure to exchange rate, interest rate and commodity price fluctuations. The company recognizes its derivative instruments at fair value on the Consolidated Statements of Financial Position where appropriate. Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements), are accounted for as derivative financial instruments.
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

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

76	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 6 DERIVATIVE FINANCIAL INSTRUMENTS (continued)

hedged items. Hedge effectiveness related to the company’s natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. A hedging relationship may be terminated because the hedge ceases to be effective; the underlying asset or liability being hedged is derecognized; or the derivative instrument is no longer designated as a hedging instrument. In such instances, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized into earnings on the same basis that gains, losses, revenue and expenses of the previously hedged item are recognized. If a hedging relationship is terminated because it is no longer probable that the anticipated transaction will occur, then the net gain or loss accumulated in OCI is recognized into earnings in the current period.
Significant recent derivatives include the following:
•	Natural gas futures, swaps and option agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions. The portion of gain or loss on derivative instruments designated as cash flow hedges that are deferred in accumulated other comprehensive income (“AOCI”) is reclassified into cost of goods sold when the product containing the hedged item impacts earnings. Any hedge ineffectiveness is recorded in cost of goods sold in the current period.
•	Foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar. These contracts are not designated as hedging instruments for accounting purposes. Accordingly, they are marked-to-market with changes in fair value recognized through foreign exchange gain or loss in earnings.
•	Agreement for the forward purchase of shares of Sinofert Holdings Limited (“Sinofert”) at a fixed Hong Kong dollar amount per share. This contract was not designated as a hedging instrument for accounting purposes. Accordingly, changes in fair value were recognized through other income in earnings.
•	Interest rate swaps designated as fair value hedges to manage the interest rate mix of the company’s total debt portfolio and related overall cost of borrowing. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than original contractual interest rates.
Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current transaction between willing parties. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet.
The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts, foreign currency forward contracts and other forward contracts) is determined by using valuation techniques. The company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Natural gas swap valuations are based on a discounted cash flows model. The inputs used in the model include contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity and credit risk. Certain of the futures contract prices are supported by prices quoted in an active market and others are not based on observable market data. The fair value of swap contracts is especially sensitive to changes in futures contract prices. The interest rates used to discount estimated cash flows were between 0.44 percent and 4.45 percent (2007 – between 3.82 and 4.70) depending on the settlement date. Over-the-counter option contracts are valued based on quoted market prices for similar instruments where available or an option valuation model. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the balance sheet date. The fair value for other forward contracts with underlyings that are exchange-traded is determined based on these prices.

	2008
	Assets	Liabilities	Net

Natural gas hedging	$11.6	$170.6	$(159.0)
Natural gas non-hedging	–	–	–
Foreign currency forward contracts	6.3	57.9	(51.6)

Total	17.9	228.5	(210.6)
Less current portion	(6.4)	(108.1)	(101.7)

Long-term portion	$11.5	$120.4	$(108.9)

	2007
	Assets	Liabilities	Net

Natural gas hedging	$127.6	$0.1	$127.5
Natural gas non-hedging	0.1	0.1	–
Foreign currency and other forward purchase contracts	7.3	–	7.3

Total	135.0	0.2	134.8
Less current portion	(30.8)	(0.2)	(30.6)

Long-term portion	$104.2	$–	$104.2

As at December 31, 2008, the company had derivatives qualifying for hedge accounting in the form of swaps which represented a notional amount of 135.4 million MMBtu with maturities in 2009 through 2018. For the year ended December 31, 2008, gains of $22.8 were recognized in cost of goods sold excluding ineffectiveness, which reduced these gains by $9.9 for the year. Of the gains and losses at December 31, 2008, approximately $48.8 of losses will be reclassified to cost of goods sold within the next 12 months. No gains or losses from settled hedging transactions were deferred in inventory for the years ended December 31, 2008 and 2007.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	77
Note 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (which includes certain mine development costs and pre-stripping costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.
Maintenance and repair expenditures that do not improve or extend productive life are expensed in the year incurred.
Certain mining and milling assets are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are amortized on a units-of-production basis over the ore mined from the mineable acreage stripped. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 40 years, buildings and improvements 6 to 40 years and machinery and equipment (comprised primarily of plant equipment) 20 to 40 years.

	2008 [1]
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$321.6	$58.1	$263.5
Buildings and improvements	950.2	235.8	714.4
Machinery and equipment	5,842.2	2,160.3	3,681.9
Mine development costs	224.8	72.4	152.4

	$7,338.8	$2,526.6	$4,812.2

[1]	See change in accounting policy (Note 2).

	2007
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$248.9	$53.9	$195.0
Buildings and improvements	647.9	220.5	427.4
Machinery and equipment	5,074.5	1,937.3	3,137.2
Mine development costs	196.8	69.0	127.8

	$6,168.1	$2,280.7	$3,887.4

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $313.2 (2007 – $279.8; 2006 – $226.3). The net carrying amount of property, plant and equipment not being amortized at December 31, 2008 because it was under construction or development was $1,433.0 (2007 – $608.8).
During 2008, the company recorded no impairment charge (2007 – $NIL; 2006 – $6.3) relating to property, plant and equipment. Interest capitalized to property, plant and equipment during the year was $42.9 (2007 – $21.8; 2006 – $19.1).
The opening balance of pre-stripping costs at January 1, 2008 was $33.4 (2007 – $28.5), additions during 2008 were $27.4 (2007 – $24.8) and amortization was $23.6 (2007 – $19.9), for a balance at December 31, 2008 of $37.2 (2007 – $33.4).
Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in operating accounts payable that was reclassified from (to) investing activities on the Consolidated Statements of Cash Flow in 2008 was $61.9 (2007 – $59.8, 2006 – $(2.6)).

Note 8 INVESTMENTS

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in other income. The fair value for investments designated as available-for-sale is recorded in the Consolidated
Statements of Financial Position, with unrealized gains and losses, net of related income taxes, recorded in AOCI. The cost of securities sold is based on the weighted average method. Realized gains and losses, including any other-than-temporary decline in value, on these debt and equity securities are removed from AOCI and recorded in net income.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

78	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 8 INVESTMENTS (continued)

An investment is considered impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors the company considers in determining whether a decline is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the investee, and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. When there has been a decline in value that is other-than-temporary, the carrying value of the investment is appropriately reduced to fair value.
Fair value of investments in equity securities and other investments designated as available-for-sale is based on the closing bid price as of the balance sheet date. The fair value of auction rate securities at December 31, 2008 was determined using a valuation methodology developed with the assistance of a valuation specialist. Due to the failed auction status and lack of liquidity in the market for such securities, the valuation methodology included certain assumptions that were not supported by prices from observable current market transactions in the same instruments nor were they based on observable market data. With the assistance of a valuation specialist, the company estimated the fair value of the auction rate securities based on the following: (1) the underlying structure of each security; (2) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (3) consideration of the probabilities of default, passing auction or earning the maximum rate for each period; and (4) estimates of the recovery rates in the event of default for each security. These estimated fair values could change significantly based on future market conditions.

	2008	2007

Investments at equity
Sociedad Quimicay Minera
de Chile S.A. (“SQM”)
– 32 percent ownership; quoted market value of $1,677.0	$647.2	$550.0
Arab Potash Company (“APC”)
– 28 percent ownership; quoted market value of $1,156.3	321.6	231.2
Other	19.8	18.8
Available-for-sale investments
Sinofert – 22 percent ownership	746.8	1,081.2
Israel Chemicals Limited (“ICL”)
– 11 percent ownership	998.1	1,644.3
Auction rate securities	17.2	56.0

	$2,750.7	$3,581.5

In January 2008, the company settled its forward purchase contract, which was denominated in Hong Kong dollars, to acquire an additional 194,290,175 shares of Sinofert for cash consideration of $173.7. A tax-exempt gain of $25.3 was recognized during 2008 as a result of the change in fair value of the contract from December 31, 2007 to the settlement date. During 2008, the company purchased an additional 191,620,000 shares in Sinofert for cash consideration of $145.3. Net of the ownership interest dilution that resulted from the issuance of shares of Sinofert, the acquisitions increased the company’s ownership interest in Sinofert to approximately 22 percent. Also, in October 2008, the company purchased an additional 14,288,705 shares of ICL for cash consideration of $116.4, which increased the company’s ownership interest to 11 percent.
At December 31, 2008, the difference between the carrying value of SQM and the proportionate share of net book value was $196.3 (2007 – $196.9). The differences were allocated to the company’s portion of the fair value of the reserves and mining concessions of SQM and will be recognized as a reduction in the future share of earnings from SQM on a units-of-production basis. The difference between the carrying value of APC and the proportionate share of net book value remaining to be amortized at year-end was $58.7 (2007 – $65.4). Differences were allocated to the fair value of fixed assets and mining concessions and will be recognized as a reduction in the future share of earnings from APC on a units-of-production basis.
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
The company’s share of earnings of equity investees of $255.8 (2007 – $76.2; 2006 – $54.4) is included in other income (see Note 23). Dividends received from equity investees were $89.1 (2007 - $40.6; 2006 – $29.9).
Investments include auction rate securities that are classified as available-for-sale. The company has determined that the fair value of the auction rate securities was $17.2 at December 31, 2008 (face value $132.5) as compared to $56.0 at December 31, 2007. The changes in fair value, status of impaired investments and related accounting since December 31, 2007 were as follows:

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	79
Note 8 INVESTMENTS (continued)

		# Investments	Impacts of	Impacts of
		Considered Other-	Impairments	Impairments Recorded
		Than-Temporarily	Recorded in	in Retained Earnings
	Fair Value	Impaired (of 6 Total)	AOCI and OCI	and Net Income

Balance, December 31, 2007	$56.0	2	$50.0	$26.5
Less: Reductions in value of investments considered temporarily impaired at beginning of year	(23.1)	–	23.1	–
Less: Reductions in value of investments considered other-than-temporarily impaired at beginning of year	(15.7)	–	–	15.7
Transfer of investment impairments at end of year from temporarily impaired to other-than-temporarily impaired	–	4	(73.1)	73.1

Balance, December 31, 2008	$17.2	6	$–	$115.3

Auction rate securities have original maturities in excess of three months. Interest rates are typically reset every 28 days through the sale of the securities in a dutch auction process; however, in the event of market illiquidity, the interest rate is reset based on a spread to LIBOR. As a result of negative conditions in the global credit markets, auctions for the auction rate securities held in the company’s account failed to settle on their respective settlement dates and consequently became illiquid. The company will not be able to access these funds until a future auction of these securities is successful, a buyer is found outside of the auction process, the company settles an outstanding claim in respect of the investments, or upon maturity. Maturity dates for these investments range from 2017 to 2046 with principal distributions occurring on several securities prior to maturity. The investments are classified as long-term since they are not expected to be realizable within one year from the date of the Consolidated Statements of Financial Position. Interest income of $4.8 relating to auction rate securities was recorded during the year (2007 – $8.3).

Note 9 OTHER ASSETS

Preproduction costs are capitalized to deferred charges and represent costs incurred prior to obtaining commercial production at new facilities, net of revenue earned, and are amortized on either a straight-line or units-of-production basis over a maximum of 10 years.
The costs of constructing bases for gypsum stacks and settling ponds are capitalized to deferred charges and are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years.
The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of salvage value, on a straight-line basis over their estimated useful lives of 3 to 10 years.
Costs of readying sites for future mining activities are capitalized to other assets and are amortized on a units-of-production basis over a maximum of 40 years. In addition, certain upfront lease costs are capitalized to other assets and amortized over the life of the leases, the latest of which extends through 2038.

	2008	2007

Accrued pension benefit asset	$131.7	$111.7
Ammonia catalysts – net of accumulated amortization of $2.7 (2007 – $NIL)	37.0	–
Deferred charges – net of accumulated amortization of $20.9 (2007 – $16.9)	36.2	24.0
Upfront lease costs – net of accumulated amortization of $3.4 (2007 – $2.2)	23.6	24.7
Other – net of accumulated amortization of $14.6 (2007 – $12.0)	60.2	50.3

	$288.7	$210.7

Amortization of other assets included in cost of goods sold and in selling and administrative expenses was $10.4 (2007 – $5.4; 2006 – $9.2).

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

80	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 10 INTANGIBLE ASSETS AND GOODWILL

Intangible Assets
Intangible assets relate primarily to production and technology rights and computer software. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: production and technology rights 25 to 30 years and computer software up to 5 years.
Goodwill
All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from goodwill. Goodwill is carried at cost, is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired.

	2008	2007

Intangible assets – net of accumulated amortization of $31.8 (2007 – $27.9)	$21.5	$24.5

Goodwill – net of accumulated amortization of $7.3 (2007 – $7.3)	$97.0	$97.0

Other than goodwill, the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2008 was $3.9 (2007 – $6.1; 2006 – $6.9). Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2008 is estimated to be $3.9 for 2009, $3.4 for 2010, $1.0 for 2011, $0.8 for 2012 and $0.8 for 2013.
Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

Note 11 SHORT-TERM DEBT

	2008	2007

Commercial paper	$324.8	$90.0
Credit facility	1,000.0	–

	1,324.8	90.0
Less net unamortized debt cost	(0.9)	–

	$1,323.9	$90.0

The company has an unsecured line of credit available for short-term financing (net of letters of credit of $20.0 and direct borrowings of $NIL) in the amount of $55.0 at December 31, 2008 (2007 – $51.1). The line of credit was renewed in September 2007 for the period to May 2009; it will be renewable annually each May beginning in 2009. The company also has a $1,000.0 364-day credit facility entered into on May 29, 2008 and amended on July 29, 2008. As of December 31, 2008, $1,000.0 of borrowings were outstanding under this facility. Subsequent to year-end, effective January 21, 2009, this facility was amended to increase the available borrowings to $1,500.0 and extend the maturity date to May 28, 2010. In addition, the company is authorized to borrow a further $205.4 under its commercial paper program.
The line of credit and the credit facility are subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $650.0. The line of credit and credit facility are subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit and credit facility, and their termination. The company was in compliance with the above-mentioned covenants at December 31, 2008.
As at December 31, 2008, interest rates ranged from 1.88 percent to 2.90 percent on outstanding commercial paper denominated in Canadian dollars, and 1.05 percent to 3.77 percent on outstanding commercial paper denominated in US dollars. Interest rates on borrowings under the credit facility ranged from 1.41 percent to 2.48 percent.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	81
Note 12 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2008	2007

Income taxes	$469.1	$188.4
Trade accounts	359.5	371.0
Accrued compensation	118.9	94.0
Other taxes	51.1	32.2
Deferred revenue	48.0	42.1
Dividends	29.9	32.0
Accrued interest	26.8	29.2
Accrued deferred share units	13.8	29.7
Current portion accrued environmental costs and asset retirement obligations	12.2	13.7
Current portion pension and other post-retirement benefits	8.2	7.9
Margin deposits on derivative instruments	–	33.9
Other payables and other accrued charges	46.1	37.4

	$1,183.6	$911.5

Note 13 LONG-TERM DEBT

Issue costs of long-term obligations and gains and losses on interest rate swaps are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest rate method.

	2008		2007
		Effective
		Interest Rate [1]

Senior Notes
7.750% notes due May 31, 2011	$600.0	7.65%	$600.0
4.875% notes due March 1, 2013	250.0	5.08%	250.0
5.875% notes due December 1, 2036	500.0	6.11%	500.0
The above series of senior notes are unsecured and there are no sinking fund requirements prior to maturity. The 2011, 2013 and 2036 notes are redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price not less than the principal amount of the notes to be redeemed, plus accrued interest. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the 2036 notes at 101 percent of the principal amount of the notes repurchased, plus accrued interest.

Credit facilities	400.0	1.98%	–
Other	8.2	5.32%	8.5

	1,758.2		1,358.5
Less net unamortized debt costs	(22.8)		(24.6)
Add unamortized interest rate swap gains	3.9		5.3

	1,739.3		1,339.2
Less current maturities	(0.2)		(0.2)
Add current portion of amortization	0.4		0.4

	$1,739.5		$1,339.4

[1]	The effective interest rate by instrument includes the impact of swap gains and debt costs.
The company has entered into back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $505.1 and financial liabilities of $511.0 on a net basis related to these arrangements because a legal right to set-off exists, and the company intends to settle with the same party on a net basis. Other long-term debt in the above table includes a net financial liability of $5.9 (2007 – $5.9) pursuant to these arrangements.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

82	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 13 LONG-TERM DEBT (continued)

The company has two long-term revolving credit facilities that provide for unsecured advances. The first is a $750.0 facility that provides for unsecured advances through May 31, 2013. As of December 31, 2008, $220.0 of borrowings was outstanding under this facility. The second facility is a $180.0 facility entered into during December 2008 with a maturity date of December 21, 2010. As at December 31, 2008, $180.0 of borrowings was outstanding under this facility. Principal covenants and events of default under the credit facilities’ requirements are the same as those under the line of credit and credit facility described in Note 11.
The notes payable are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. The other long-term debt instruments are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2008.
Long-term debt obligations at December 31, 2008 will mature as follows:

2009	$0.2
2010	181.8
2011	600.3
2012	5.9
2013	470.0
Subsequent years	500.0

$1,758.2

Note 14 COMMITMENTS

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
Lease Commitments
The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. Rental expense for operating leases for the years ended December 31, 2008, 2007 and 2006 was $97.4, $79.3 and $75.4, respectively.
Purchase Commitments
The company has long-term agreements for the purchase
of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on expected contract prices.
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
Other Commitments
Other operating commitments consist principally of various rail freight contracts, the latest of which expires in 2010, and mineral leases, the latest of which expires in 2029.
Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Other
	Leases	Commitments	Commitments	Total

2009	$102.6	$150.6	$17.7	$270.9
2010	89.4	131.7	14.2	235.3
2011	79.8	112.4	3.4	195.6
2012	76.1	75.4	3.2	154.7
2013	67.8	60.3	2.9	131.0
Thereafter	262.7	243.0	14.2	519.9

Total	$678.4	$773.4	$55.6	$1,507.4

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	83
Note 15 PENSION AND OTHER POST-RETIREMENT BENEFITS

The company offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and health, disability, dental and life insurance plans.
The company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is generally actuarially determined using the projected benefit method, prorated based on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, such assets are valued at fair value. Prior service costs from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains (losses) arise from the difference between the actual rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. Actuaries perform valuations on a regular basis to determine the actuarial present value of the accrued pension and other post-retirement benefits.
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
Defined Benefit Plans
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

84	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 15 PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

	Pension			Other

	2008	2007	2006	2008	2007	2006

Costs arising in the period
Service cost for benefits earned during the year	$15.1	$15.3	$14.2	$5.7	$6.1	$4.7
Interest cost on projected benefit obligations	39.9	36.5	33.5	15.9	14.9	12.4
Actual loss (return) on plan assets	157.7	(44.3)	(42.1)	–	–	–
Actuarial loss (gain)	46.7	(33.5)	8.9	3.1	(12.0)	18.4
Plan amendments	8.1	0.3	1.4	1.4	–	(1.7)
Change in valuation allowance	(0.3)	–	2.0	–	–	–

Costs arising in the period	267.2	(25.7)	17.9	26.1	9.0	33.8
Difference between costs arising in the period and costs recognized in the period in respect of:
(Loss) return on plan assets	(208.8)	1.5	3.9	–	–	–
Actuarial (gain) loss	(42.8)	40.8	(1.7)	(0.1)	16.4	(16.4)
Plan amendments	(5.9)	1.5	1.0	(4.2)	(2.9)	(1.1)
Transitional obligation	1.6	0.9	1.6	0.4	0.2	0.4

Net expense	$11.3	$19.0	$22.7	$22.2	$22.7	$16.7

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other

	2008	2007	2006	2008	2007	2006

Discount rate – obligation, %	6.25	6.50	5.85	6.25	6.50	5.85
Discount rate – expense, %	6.50	5.85	5.70	6.50	5.85	5.70
Long-term rate of return on assets, %	8.00	8.00	8.00	n/a	n/a	n/a
Rate of increase in compensation levels, %	4.00	4.00	4.00	n/a	n/a	n/a

n/a = not applicable
The average remaining service period of the active employees covered by the company’s pension plans is 12.4 years (2007 – 12.0 years). The average remaining service period of the active employees covered by the company’s other benefits plans is 11.8 years (2007 – 12.1 years).
The assumed health-care cost trend rates are as follows:

	2008	2007	2006

Health-care cost trend rates assumed for next year, %	6.00	6.00	6.00
Ultimate health-care cost trend rate assumed, %	6.00	6.00	6.00
Year that the rate reaches the ultimate trend rate	2008	2007	2006
Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 75 percent of the first 6 percent of total medical inflation for recent and future non-union retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.
The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The equivalent level discount rate is then used as input by the company to determine the final discount rate. The rate selected for the December 31, 2008 measurement date will be used to determine expense for fiscal 2009.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	85
Note 15 PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

The expected long-term rate of return on assets assumption is determined using a building block approach. The expected real rate of return for each individual asset class is determined based on expected future performance. These rates are weighted based on the current asset portfolio. A separate determination is made of the underlying impact of expenses, inflation, rebalancing, diversification and the actively managed portfolio premium. The resulting total expected asset return is compared to the historical returns achieved by the portfolio. Based on these input items, a final rate is selected by the company.
The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2008, and the next required valuations are as of January 1, 2009. The change in benefit obligations and the change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total

	2008	2007	2008	2007	2008	2007

Change in benefit obligations
Balance, beginning of year	$623.4	$626.4	$251.8	$247.4	$875.2	$873.8
Service cost	15.1	15.3	5.7	6.1	20.8	21.4
Interest cost	39.9	36.5	15.9	14.9	55.8	51.4
Participants’ contributions	–	0.3	–	–	–	0.3
Actuarial loss (gain)	46.7	(33.5)	3.1	(12.0)	49.8	(45.5)
Foreign exchange rate changes	(3.5)	6.4	(3.4)	3.6	(6.9)	10.0
Plan amendments	8.1	0.3	1.4	–	9.5	0.3
Benefits paid	(31.7)	(28.3)	(8.5)	(8.2)	(40.2)	(36.5)

Balance, end of year	698.0	623.4	266.0	251.8	964.0	875.2

Change in plan assets
Fair value, beginning of year	638.2	519.9	–	–	638.2	519.9
Actual (loss) return on plan assets	(157.7)	44.3	–	–	(157.7)	44.3
Employer contributions	28.0	99.6	8.5	8.2	36.5	107.8
Participants’ contributions	–	0.3	–	–	–	0.3
Foreign exchange rate changes	2.9	2.4	–	–	2.9	2.4
Benefits paid	(31.7)	(28.3)	(8.5)	(8.2)	(40.2)	(36.5)

Fair value, end of year	479.7	638.2	–	–	479.7	638.2

Funded status	(218.3)	14.8	(266.0)	(251.8)	(484.3)	(237.0)
Valuation allowance	(15.8)	(16.1)	–	–	(15.8)	(16.1)
Unamortized net actuarial loss	326.9	76.9	42.4	42.0	369.3	118.9
Unamortized prior service cost	9.4	3.6	(11.3)	(15.0)	(1.9)	(11.4)
Unamortized transitional obligation	2.8	4.2	–	0.4	2.8	4.6

Accrued pension and other post-retirement benefit asset (liability)	$105.0	$83.4	$(234.9)	$(224.4)	$(129.9)	$(141.0)

Amounts included in:
Other assets (Note 9)	$131.4	$111.4	$0.3	$0.3	$131.7	$111.7
Liabilities
Current (Note 12)	–	–	(8.2)	(7.9)	(8.2)	(7.9)
Long-term	(26.4)	(28.0)	(227.0)	(216.8)	(253.4)	(244.8)

	$105.0	$83.4	$(234.9)	$(224.4)	$(129.9)	$(141.0)

Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2008 and 2007.
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
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

86	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 15 PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 and reducing the net periodic post-retirement benefit cost for the year by $3.7 (2007 – $4.2).
The accumulated benefit obligation for all defined benefit pension plans was $631.7 and $562.7 at December 31, 2008 and 2007, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2008	2007

Projected benefit obligation	$661.5	$91.3
Accumulated benefit obligation	610.0	85.0
Fair value of plan assets	416.1	59.7
Sensitivity of Assumptions
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2008	2007	2006

As reported:
Benefit obligation	$266.0	$251.8	$247.4
Aggregate of service and interest cost	21.6	21.0	17.1
Impact of increase of 1.0 percentage point:
Benefit obligation	41.1	36.9	36.7
Aggregate of service and interest cost	3.8	3.9	2.8
Impact of decrease of 1.0 percentage point:
Benefit obligation	(32.9)	(29.7)	(29.2)
Aggregate of service and interest cost	(3.0)	(3.0)	(2.2)
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
Plan Assets
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2008	2007

Equity securities	65%	57%	64%
Debt securities	35%	43%	36%
Real estate	–	–	–
Other	–	–	–

Total	100%	100%	100%

The company employs a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. The company expects to use 2009 cash contributions to rebalance assets towards their target.
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
Defined Contribution Plans
All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company contribution provides a minimum of zero percent (to a maximum of six percent) of salary depending on employee contributions and company performance. The company’s 2008 contributions were $7.9 (2007 – $6.4; 2006 – $6.2).
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company contribution provides a minimum of three percent (to a maximum of six percent) of salary based on company performance. The company’s contributions in 2008 were $5.3 (2007 – $4.8; 2006 – $3.9).

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	87
Note 15 PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2008 were $6.6 (2007 – $5.7; 2006 – $5.0).
Cash Payments
Total cash payments for pensions and other post-retirement benefits for 2008, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $56.2 (2007 – $124.8). Approximately $137.0 is expected to be contributed by the company to all plans during 2009.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts:

		Other
			Reduction due
			to Medicare
	Pension	Gross	Part D Subsidy	Net

2009	$34.6	$10.8	$1.1	$9.7
2010	34.1	11.9	1.2	10.7
2011	36.4	13.0	1.4	11.6
2012	40.4	13.9	1.6	12.3
2013	42.3	15.0	1.8	13.2
2014-2018	258.2	93.6	12.2	81.4

Note 16 ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS

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

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

88	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 16 ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS (continued)

technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The estimated cash flows required to settle the asset retirement obligation have been discounted at credit-adjusted risk-free rates ranging from 5.9 percent to 7.6 percent. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 100 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2008 totaled $127.5 (2007 – $116.6). The asset retirement obligations are generally incurred over an extended period of time. The current portion totaled $8.7 (2007 – $10.2).
Certain of the company’s facilities have asbestos-containing materials which the company will be obligated to remove and dispose of in a required manner should the asbestos become friable (i.e., readily crumbled or powdered) or should the property be demolished. As of December 31, 2008, the company has not recognized a conditional asset retirement obligation in its consolidated financial statements for certain locations where asbestos exists, because it does not have sufficient information to estimate the fair value of the obligation. As a result of the longevity of these facilities (due in part to maintenance procedures) and the fact that the company does not have plans for major changes that would require the removal of this asbestos, the timing of the removal of asbestos is indeterminable and the time over which the company may settle the obligation cannot be reasonably estimated as at December 31, 2008. The company would recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value, as it has done for certain of its other facilities.
Other environmental liabilities typically relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.
Site Assessment and Remediation Costs
The company has accrued $18.1 (2007 – $18.1) for costs associated with site assessment and remediation, including consulting fees, related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ businesses. The current portion of these costs totaled $3.5 (2007 – $3.5). See Note 30, under Legal and Other Matters, for a more detailed discussion of site assessment and remediation costs.
Environmental Operating Costs and Capital Expenditures
The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2008 were approximately $123.3 (2007 – $104.8; 2006 – $92.6). These amounts include environmental operating expenses related primarily to the production of phosphoric acid, fertilizer, feed and other products.
The company routinely undertakes environmental capital projects. In 2008, capital expenditures of $89.6 (2007 – $44.2) were incurred to meet pollution prevention and control objectives and $0.5 (2007 – $0.5) were incurred to meet other environmental objectives.
Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2008	2007

Asset retirement obligations, beginning of year	$116.6	$100.7
Liabilities incurred	6.7	6.8
Liabilities settled	(7.5)	(4.5)
Accretion expense	5.7	4.9
Revisions in timing and amount of estimated cash flows	6.0	8.7

Asset retirement obligations, end of year	127.5	116.6
Other environmental liabilities	18.1	18.1
Less current portion (Note 12)	(12.2)	(13.7)

	$133.4	$121.0

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	89
Note 17 SHARE CAPITAL

Authorized
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the company’s Board of Directors. No first preferred shares have been issued.

	2008	2007	2006
Issued	Consideration	Consideration	Consideration

Issued, beginning of year	$1,461.3	$1,431.6	$1,379.3
Shares issued under option plans	45.4	28.6	50.9
Shares issued for dividend reinvestment plan	1.9	1.1	1.4
Shares repurchased	(106.1)	–	–

Issued, end of year	$1,402.5	$1,461.3	$1,431.6

	2008	2007	2006
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	316,411,209	314,403,147	310,781,376
Shares issued under option plans	1,627,378	1,995,460	3,581,424
Shares issued for dividend reinvestment plan	11,600	12,602	40,347
Shares repurchased	(22,849,200)	–	–

Issued, end of year	295,200,987	316,411,209	314,403,147

Normal Course Issuer Bid
On January 23, 2008, the company’s Board of Directors authorized a share repurchase program of up to 15,820,000 common shares (approximately 5 percent of issued and outstanding common shares) through a normal course issuer bid. As of September 9, 2008, the company had repurchased the maximum allowable number of shares under the program. On September 11, 2008, the company’s Board of Directors approved an increase in the share repurchase program of an additional 15,680,000 common shares (approximately 5 percent of issued and outstanding common shares). Shares could be repurchased from time to time on the open market through January 30, 2009 at prevailing market prices. The timing and amount of purchases under the program were dependent upon the availability and alternative uses of capital, market conditions and other factors.
During 2008, the company repurchased for cancellation 22,849,200 common shares under the program, at a cost of $3,356.4 and an average price per share of $146.89. The repurchase resulted in a reduction of share capital of $106.1, and the excess of net cost over the average book value of the shares of $3,250.3 has been recorded as a reduction of retained earnings.
Note 18 CONTRIBUTED SURPLUS

	2008	2007	2006

Balance, beginning of year	$98.9	$62.3	$36.3
Stock-based compensation	27.3	36.6	26.0

Balance, end of year	$126.2	$98.9	$62.3

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

90	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 19 SEGMENT INFORMATION

Sales revenue is recognized when the product is shipped, the sales price is determinable and collectability is reasonably assured. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales or specific product sales that are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.
The company has three reportable business segments: potash, phosphate and nitrogen. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment sales are made under terms that approximate market value. The accounting policies of the segments are the same as those described in Note 2 and other relevant notes.

2008

	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$4,068.1	$2,880.7	$2,497.7	$–	$9,446.5
Freight	167.3	101.1	56.5	–	324.9
Transportation and distribution	42.1	39.4	50.9	–	132.4
Net sales – third party	3,858.7	2,740.2	2,390.3	–
Cost of goods sold	803.2	1,625.7	1,652.9	–	4,081.8
Gross margin	3,055.5	1,114.5	737.4	–	4,907.4
Inter-segment sales	–	23.1	173.6	–	–
Depreciation and amortization	82.0	140.5	97.1	7.9	327.5
Goodwill	–	–	96.6	0.4	97.0
Assets	3,350.0	2,283.0	1,593.6	3,022.2	10,248.8
Additions to property, plant and equipment	831.1	268.5	94.5	4.2	1,198.3

2007

	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$1,797.2	$1,637.1	$1,799.9	$–	$5,234.2
Freight	178.1	112.4	55.6	–	346.1
Transportation and distribution	39.1	33.4	51.6	–	124.1
Net sales – third party	1,580.0	1,491.3	1,692.7	–
Cost of goods sold	667.7	1,058.5	1,156.6	–	2,882.8
Gross margin	912.3	432.8	536.1	–	1,881.2
Inter-segment sales	–	1.9	112.3	–	–
Depreciation and amortization	71.7	121.1	88.2	10.3	291.3
Goodwill	–	–	96.6	0.4	97.0
Assets	1,809.6	1,955.4	1,646.4	4,305.2	9,716.6
Additions to property, plant and equipment	338.2	176.2	89.7	3.1	607.2
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	91
Note 19 SEGMENT INFORMATION (continued)

2006

	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$1,227.5	$1,255.1	$1,284.1	$–	$3,766.7
Freight	130.5	88.5	36.8	–	255.8
Transportation and distribution	38.8	43.1	52.2	–	134.1
Net sales – third party	1,058.2	1,123.5	1,195.1	–
Cost of goods sold	497.1	998.2	879.5	–	2,374.8
Gross margin	561.1	125.3	315.6	–	1,002.0
Inter-segment sales	5.7	7.2	112.4	–	–
Depreciation and amortization	58.3	94.6	77.6	11.9	242.4
Goodwill	–	–	96.6	0.4	97.0
Assets	1,478.0	1,753.9	1,480.7	1,504.4	6,217.0
Additions to property, plant and equipment	293.2	119.7	75.5	20.2	508.6
As described in Note 1, PhosChem and Canpotex execute offshore marketing, sales and distribution functions for certain of the company’s products.
Financial information by geographic area is summarized in the following table:

	Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2008
Sales to customers outside the company
Canada	$150.6	$210.2	$–	$–	$360.8
United States	1,353.1	2,992.3	899.4	–	5,244.8
PhosChem (PhosChem’s 2008 sales were made to:
India 73%, China 0%, other Asian countries 10%, Latin America 14%, other countries 3%)	–	713.6	–	–	713.6
Canpotex (Canpotex’s 2008 sales were made to:
China 13%, India 16%, other Asian countries 39%, Brazil 20%, other countries 12%)	2,257.1	–	–	–	2,257.1
Mexico	51.2	145.0	10.5	–	206.7
Brazil	105.3	14.9	–	47.5	167.7
Colombia	47.0	10.9	66.5	–	124.4
Other Latin America	100.8	73.3	62.7	–	236.8
Other	3.0	68.2	63.4	–	134.6

	$4,068.1	$4,228.4	$1,102.5	$47.5	$9,446.5

Operating income	$2,684.2	$1,279.3	$366.3	$305.3	$4,635.1

Capital assets and goodwill	$2,307.2	$1,993.4	$577.0	$31.6	$4,909.2

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

92	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 19 SEGMENT INFORMATION (continued)

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2007
Sales to customers outside the company
Canada	$88.0	$127.0	$–	$–	$215.0
United States	764.7	2,065.6	661.6	–	3,491.9
PhosChem (PhosChem’s 2007 sales were made to:
India 51%, China 6%, other Asian countries 8%, Latin America 31%, other countries 4%)	–	264.6	–	–	264.6
Canpotex (Canpotex’s 2007 sales were made to:
China 26%, Brazil 21%, India 10%, other Asian countries 33%, other countries 10%)	782.7	–	–	–	782.7
Mexico	23.1	81.8	–	–	104.9
Brazil	70.3	–	–	23.1	93.4
Colombia	26.2	10.4	46.8	–	83.4
Other Latin America	42.2	21.5	63.1	–	126.8
Other	–	35.5	36.0	–	71.5

	$1,797.2	$2,606.4	$807.5	$23.1	$5,234.2

Operating income	$537.8	$652.5	$296.9	$101.3	$1,588.5

Capital assets and goodwill	$1,504.3	$1,848.6	$587.2	$44.3	$3,984.4

	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2006
Sales to customers outside the company
Canada	$65.7	$92.0	$–	$–	$157.7
United States	557.5	1,454.9	530.2	–	2,542.6
PhosChem (PhosChem’s 2006 sales were made to:
India 40%, China 19%, other Asian countries 14%, Latin America 22%, other countries 5%)	–	232.2	–	–	232.2
Canpotex (Canpotex’s 2006 sales were made to:
China 19%, India 10%, other Asian countries 41%, Brazil 15%, other countries 15%)	467.1	–	–	–	467.1
Mexico	7.3	72.1	5.1	–	84.5
Brazil	68.7	–	–	16.2	84.9
Colombia	20.2	7.5	32.3	–	60.0
Other Latin America	41.0	19.2	38.3	–	98.5
Other	–	37.9	1.3	–	39.2

	$1,227.5	$1,915.8	$607.2	$16.2	$3,766.7

Operating income	$426.9	$216.4	$171.8	$60.4	$875.5

Capital assets and goodwill	$1,207.7	$1,761.3	$610.4	$43.4	$3,622.8

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	93

Note 20 COST OF GOODS SOLD

The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes, depreciation and amortization, and provision for plant shutdowns.
Provision for Plant Shutdowns – Phosphate Segment – 2006
In July 2006, the company indefinitely suspended production of superphosphoric acid and ammonium polyphosphate products at Geismar, Louisiana. Management determined that the carrying amounts of the long-lived assets related to the production facilities were not fully recoverable, and an impairment loss of $6.3 was recognized.
Note 21 SELLING AND ADMINISTRATIVE

The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.
Note 22 PROVINCIAL MINING AND OTHER TAXES

	2008	2007	2006

Potash Production Tax	$431.3	$84.2	$28.6
Saskatchewan corporate capital taxes and other	112.1	51.2	37.9

	$543.4	$135.4	$66.5

Note 23 OTHER INCOME

	2008	2007	2006

Share of earnings of equity investees	$255.8	$76.2	$54.4
Dividend income	107.0	58.1	21.1
Gain on forward purchase contract for shares in Sinofert (Note 8)	25.3	–	–
Other	34.2	17.7	18.5
Provision for auction rate securities (Note 8)	(88.8)	(26.5)	–

	$333.5	$125.5	$94.0

Sale of Property, Plant and Equipment – Phosphate Segment – 2008
Included in the Other category is a gain on sale of the assets of the company’s Brazilian phosphate feed plant and inland potash and feed warehouse in the amount of $21.4. The property, plant and equipment had a carrying value of $9.1. In conjunction with the sale of the assets on September 29, 2008, all employees were terminated by the company and rehired by the buyer. Brazilian law requires payment of severance to any employees involuntarily terminated and, as a result, severance payments of $0.9 were also recorded in the Other category.

Note 24 INTEREST EXPENSE

	2008	2007	2006

Interest expense on
Short-term debt	$28.5	$8.7	$34.5
Long-term debt	94.9	111.6	97.6
Interest capitalized to property, plant and equipment	(42.9)	(21.8)	(19.1)
Interest income	(17.7)	(29.8)	(27.4)

	$62.8	$68.7	$85.6

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

94	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 25 INCOME TAXES

Taxation on earnings comprises current and future income tax. Taxation is recognized in the statement of operations except to the extent that it relates to items recognized directly in OCI, in which case the tax is recognized in OCI.
Current income tax is the expected income tax payable on the taxable income for the year using rates enacted or substantively enacted at the year-end, and includes any adjustment to income tax payable in respect of previous years. Future income tax is provided using the asset and liability method whereby future income tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. The tax effect of certain temporary differences is not recognized, principally with respect to temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of future income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Future income tax assets are recorded in the financial statements if realization is considered more likely than not. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized. Future income tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority. The current portion of the future income tax asset is presented with other current assets.
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.
The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2008	2007	2006

Income before income taxes
Canada	$2,579.7	$495.5	$338.2
United States	1,359.7	589.4	219.3
Trinidad	341.2	268.6	148.5
Other	291.7	166.3	83.9

	$4,572.3	$1,519.8	$789.9

Federal and provincial statutory tax rates	32.07%	35.55%	39.25%

Tax at statutory rates	$1,466.3	$540.3	$310.0
Adjusted for the effect of:
Recoveries upon Canadian tax rate reductions	–	(40.1)	(44.8)
Refunds upon deduction of Saskatchewan resource surcharge	–	–	(34.1)
Production-related deductions	(96.1)	(17.6)	–
Adjustment to prior years’ production-related deductions	(71.1)	–	–
Stock-based compensation	(22.8)	(0.1)	(5.8)
Additional tax deductions	(13.4)	(14.8)	(15.5)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(27.6)	(44.8)	(50.5)
Foreign exchange adjustment	(111.4)	30.3	(23.3)
Other	(46.8)	(37.0)	22.1

Income tax expense	$1,077.1	$416.2	$158.1

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	95
Note 25 INCOME TAXES (continued)

Details of income tax expense are as follows:

	2008	2007	2006

Canada
Current	$516.3	$154.1	$51.8
Future	137.5	(17.6)	(4.3)
United States – Federal
Current	303.7	32.4	2.3
Future	(49.6)	137.6	43.7
United States – State
Current	45.9	12.8	2.6
Future	(13.9)	0.7	5.7
Trinidad and other
Current	129.0	97.3	51.4
Future	8.2	(1.1)	4.9

Income tax expense	$1,077.1	$416.2	$158.1

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2008	2007

Future income tax assets:
Loss and credit carryforwards	$68.0	$92.5
Accrued pension and other post-retirement benefits	15.3	51.5
Basis difference in investments	41.1	26.9
Basis difference in cash flow hedges	59.1	–
Basis difference in inventories	37.8	4.9
Other	20.0	59.8

Total future income tax assets	241.3	235.6

Future income tax liabilities:
Basis difference in fixed assets	801.4	731.3
Basis difference in long-term debt	41.3	75.6
Basis difference in investments	108.7	213.8
Basis difference in cash flow hedges	–	50.3
Other	65.2	152.7

Total future income tax liabilities	1,016.6	1,223.7

Net future income tax liability	$775.3	$988.1

Amounts included in:
Prepaid expenses and other current assets (Note 5)	$(18.9)	$–
Future income tax liability	794.2	988.1

	$775.3	$988.1

At December 31, 2008, the company has income tax operating losses carried forward of $154.1 that do not expire. As well, it has realized income tax capital losses carried forward of $154.2 that do not expire. The company also has $506.3 of unused capital losses and deductible temporary differences, which have been offset by a valuation allowance. As a result, no future income tax asset has been recognized on these differences.
The company has determined that it is more likely than not that the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

96	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 26 NET INCOME PER SHARE

	2008	2007	2006

Basic net income per share [1]
Net income available to common shareholders	$3,495.2	$1,103.6	$631.8

Weighted average number of common shares	307,480,000	315,641,000	311,880,000

Basic net income per share	$11.37	$3.50	$2.03

Diluted net income per share [1]
Net income available to common shareholders	$3,495.2	$1,103.6	$631.8

Weighted average number of common shares	307,480,000	315,641,000	311,880,000
Dilutive effect of stock options	9,958,000	8,667,000	6,809,000

Weighted average number of diluted common shares	317,438,000	324,308,000	318,689,000

Diluted net income per share	$11.01	$3.40	$1.98

[1]	Net income per share calculations are based on full dollar and share amounts.

Diluted net income per share is calculated based on the weighted average number of shares issued and outstanding during the year. The denominator is: (1) increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year; and (2) decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. For performance-based stock option plans, the number of contingently issuable common shares included in the calculation is based on the number of shares that would be issuable based on period-to-date (rather than anticipated) performance, if the effect is dilutive.
Excluded from the calculation of diluted net income per share were average options outstanding of 485,975 relating to the 2008 Performance Option Plan (2007 – NIL; 2006 – NIL) as the options’ exercise price was greater than the average market price of common shares for the year.

Note 27 STOCK-BASED COMPENSATION

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
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock, as determined based on the closing price of the stock on the last day of each reporting period, will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	97
Note 27 STOCK-BASED COMPENSATION (continued)

The company has eight stock-based compensation plans, which are described below. The compensation cost charged against income for those plans in 2008 was $33.4 (2007 – $84.0; 2006 – $44.3).
Stock Option Plans
The company has six stock option plans.
Under the Officers and Employees Plan, the company could, after February 3, 1998, issue up to 41,556,750 common shares pursuant to the exercise of options. Under the Directors Plan, the company could, after January 24, 1995, issue up to 2,736,000 common shares pursuant to the exercise of options. Under both plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. All options granted to date under these plans have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half vesting the following year. No stock options have been granted under the Directors Plan or the Officers and Employees Plan since November 2002 and November 2003, respectively, and the company’s Board of Directors determined in 2003 to discontinue granting stock options to directors. Effective November 2006, the company’s Board of Directors formally terminated these plans in respect of any future option grants.
Under the 2005 Performance Option Plan, the company could, after February 28, 2005 and before January 1, 2006, issue options to acquire up to 3,600,000 common shares. Under the 2006 Performance Option Plan, the company could, after February 27, 2006 and before January 1, 2007, issue options to acquire up to 4,200,000 common shares. Under the 2007 Performance Option Plan, the company could, after February 20, 2007 and before January 1, 2008, issue options to acquire up to 3,000,000 common shares. Under the 2008 Performance Option Plan, which was approved by the company’s shareholders on May 8, 2008, the company could, after February 20, 2008 and before January 1, 2009, issue options to acquire up to 1,000,000 common shares. Under the performance plans, the exercise price shall not be less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant and an option’s maximum term is 10 years. The key design difference between the Performance Option Plans and the company’s other stock option plans is the performance-based vesting feature. In general, options granted under the Performance Option Plans will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.
The company issues new common shares to satisfy stock option exercises. Options granted to Canadian employees are granted in Canadian dollars.

A summary of the status of the plans as of December 31, 2008, 2007 and 2006 and changes during the years ending on those dates is presented as follows:
Number of Shares Subject to Option

	Performance Option Plans			Officers, Employees and Directors Plans

	2008	2007	2006	2008	2007	2006

Outstanding, beginning of year	7,896,600	6,199,800	3,558,000	6,110,384	8,105,844	11,687,268
Granted	486,450	1,730,550	2,684,700	–	–	–
Exercised	(823,136)	–	–	(804,242)	(1,995,460)	(3,581,424)
Forfeited	(16,700)	(33,750)	(42,900)	–	–	–
Expired	–	–	–	–	–	–

Outstanding, end of year	7,543,214	7,896,600	6,199,800	5,306,142	6,110,384	8,105,844

Weighted Average Exercise Price

	Performance Option Plans			Officers, Employees and Directors Plans

	2008	2007	2006	2008	2007	2006

Outstanding, beginning of year	$40.08	$31.38	$30.03	$13.48	$12.68	$12.80
Granted	198.07	62.75	33.67	–	–	–
Exercised	30.94	–	–	12.63	13.31	13.31
Forfeited	57.42	39.26	30.30	–	–	–
Expired	–	–	–	–	–	–

Outstanding, end of year	$48.01	$40.08	$31.38	$12.29	$13.48	$12.68

The aggregate grant-date fair value of all options granted during the year was $36.4 (2007 – $39.2; 2006 – $34.5).
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

98	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 27 STOCK-BASED COMPENSATION (continued)

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Number	Remaining Life in Years	Exercise Price	Number	Exercise Price

Officers and Employees and Directors Plans
$7.00 to $10.50	1,142,790	2	$10.21	1,142,790	$10.21
$10.51 to $14.00	3,181,702	4	$12.47	3,181,702	$12.47
$14.01 to $17.50	981,650	4	$14.15	981,650	$14.15

	5,306,142	4	$12.29	5,306,142	$12.29

Performance Option Plans
$29.00 to $39.00	5,343,664	7	$31.10	2,683,864	$29.57
$55.00 to $65.00	1,714,050	8	$60.98	–	$–
$160.00 to $170.00	141,000	9	$163.07	–	$–
$190.00 to $200.00	344,500	9	$198.77	–	$–

	7,543,214	7	$48.01	2,683,864	$29.57

	12,849,356	6	$33.26	7,990,006	$18.09

The foregoing options have expiry dates ranging from November 2009 to May 2018.
The fair value of each option grant was estimated as of the grant date using the Black-Scholes-Merton option-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2008, 2007 and 2006:

	Year of Grant

	2008	2007	2006	2005

Expected dividend	$0.40	$0.40	$0.20	$0.20
Expected volatility	34%	29%	30%	28%
Risk-free interest rate	3.30%	4.48%	4.90%	3.86%
Expected life of options in years	5.8	6.4	6.5	6.5
The expected dividend on the company’s stock was based on the current annualized dividend rate as of the date of grant. Expected volatility was based on historical volatility of the company’s stock over a period commensurate with the expected term of the stock option. The risk-free interest rate for the expected life of the option was based, as applicable, on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant. Historical data were used to estimate the expected life of the option.
A summary of the status of the company’s non-vested shares subject to option as of December 31, 2008 and changes during the year then ended is presented below:

	Number of	Weighted Average
	Shares Subject	Grant-Date
	to Option	Fair Value

Non-vested at January 1, 2008	7,896,600	$13.70
Granted	486,450	74.76
Vested	(3,507,000)	9.94
Forfeited	(16,700)	21.26

Non-vested at December 31, 2008	4,859,350	$22.50

As of December 31, 2008, 4,859,350 options remained unvested and there was $15.0 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2010.
Cash received from stock option exercises for the year ended December 31, 2008 was $36.7 (2007 – $26.6).
Deferred Share Unit and Other Plans
The company offers a deferred share unit plan to non-employee directors, which allows each director to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the company’s Board of Directors, a practice which the Board discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	99
Note 27 STOCK-BASED COMPENSATION (continued)

are settled in cash based on the common share price at that time. As of December 31, 2008, the total number of DSUs held by participating directors was 188,392 (2007 – 206,251; 2006 – 213,849).
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

Note 28 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Financial assets and financial liabilities are recognized initially at fair value, normally being the transaction price plus directly attributable transaction costs. Transaction costs related to financial assets or financial liabilities classified as held for trading are recognized immediately in income. Regular way purchases and sales of financial assets are accounted for on the trade date.
Financial Risks
The company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed is outlined below.
Credit Risk
The company is exposed to credit risk on its cash and cash equivalents, accounts receivable, derivative instrument assets and auction rate securities. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, was:

2008

Cash and cash equivalents	$276.8
Accounts receivable	1,189.9
Derivative instrument assets	17.9
Available-for-sale securities – auction rate securities	17.2
The company manages its credit risk on cash and cash equivalents, derivative instrument assets and auction rate securities through practices guiding:
•	Acceptable minimum counterparty credit ratings relating to the natural gas and foreign currency derivative instrument assets, and cash and cash equivalents
•	Daily counterparty settlement on natural gas derivative instruments based on prescribed credit thresholds
•	Exposure thresholds by counterparty on cash and cash equivalents
Derivative instrument assets are comprised of natural gas hedging instruments and foreign currency forward contracts. At December 31, 2008, the company held no cash margin deposits as collateral relating to these derivative financial instruments. All of the counterparties to the contracts comprising the derivative financial instruments in an asset position are of investment grade quality.
Accounts receivable is comprised of trade accounts, non-trade accounts and margin deposits on derivative instruments. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the company will not be able to collect all amounts due according to the original terms of the receivables. The carrying amount of the trade accounts receivable is reduced through the use of the allowance account, and the amount of any increase in the allowance is recognized in the statement of operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the statement of operations.
The company seeks to manage the credit risk relating to its trade receivables through a credit management program. Credit approval policies and procedures are in place guiding the granting of credit to new customers as well as the continued extension of credit for existing customers. Existing customer accounts are reviewed every 12-18 months.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

100	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 28 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

Credit for international customers is extended based upon an evaluation of both customer and country risk. The company utilizes both credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references before assigning credit limits to customers. Customers that fail to meet specified benchmark creditworthiness may transact with the company on a prepayment basis.
The company does not hold any collateral as security. If appropriate, the company may request guarantees or standby letters of credit to mitigate credit risk on trade receivables. The company also obtains export insurance from Export Development Canada (covering 90 percent of each balance) for international potash sales from the company’s New Brunswick operation, and from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US. A total of $122.0 in receivables at December 31, 2008 is covered, representing 97 percent of offshore receivables. Canpotex also obtains export insurance from Export Development Canada for its receivables (covering 90 percent of most balances).
The credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers. Interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms. The company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables at
December 31, 2008 that are not past due to be high. The aging of trade receivables that were past due but not impaired was as follows:

	2008	2007

1 – 30 days	$33.3	$40.8
31 – 60 days	8.7	0.9
Greater than 60 days	1.7	2.6

	$43.7	$44.3

A reconciliation of the accounts receivable allowance for doubtful accounts is as follows:

	2008	2007

Balance – beginning of period	$5.9	$4.7
Provision for receivables impairment	5.0	1.9
Receivables written off during the period as uncollectible (primarily related to offshore receivables)	(3.2)	(0.7)

	$7.7	$5.9

The company sells potash from its Saskatchewan mines for use outside Canada and the US exclusively to Canpotex. Sales to Canpotex are at prevailing market prices and are settled on normal trade terms. There are no amounts past due or impaired relating to amounts owing to the company from Canpotex.

Liquidity Risk
Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. The company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. The table below outlines its available debt instruments as of December 31, 2008:

	Total		Amount Outstanding		Amount
	Amount		and Committed		Available

Credit facilities	$1,930.0	[1,2]	$ 1,724.6	[1]	$205.4	[1]
Line of credit	75.0		20.0	[3]	55.0

[1]	The company has $750.0 available under a commercial paper program which is limited to the availability of back-up funds under the credit facility. Included in the amount outstanding and committed is $324.6 of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar denominated commercial paper have no impact on this balance.

[2]	Subsequent to year-end, effective January 21, 2009, $500.0 of capacity was added to the 364-day facility, as described in Note 11.

[3]	Letters of credit as described in Note 11.
On December 12, 2007, the company filed a US shelf registration statement under which it may issue and sell up to $2,000.0 of additional debt securities subject to market conditions.
The company’s investment grade rating as measured by Moody’s senior debt ratings remained unchanged from December 31, 2007 at Baa1 with a stable outlook. Its investment grade rating as measured by Standard & Poor’s senior debt ratings was upgraded in May 2008, from BBB+ with a stable outlook to BBB+ with a positive outlook, and again in August 2008 to A- with a stable outlook.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	101
Note 28 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

The table below presents a maturity analysis of the company’s financial liabilities based on the expected cash flows from the date of the balance sheet to the contractual maturity date. The amounts are the contractual undiscounted cash flows.

	Carrying Amount
	of Liability at	Contractual	Within 1	1 to 3	3 to 5	Over 5
	December 31, 2008	Cash Flows	Year	Years	Years	Years

Short-term debt obligations [1]	$1,324.8	$1,337.1	$1,337.1	$–	$–	$–
Accounts payable and accrued charges [2]	565.3	565.3	565.3	–	–	–
Long-term debt obligations [1]	1,758.2	2,804.9	102.9	957.8	566.4	1,177.8
Derivative financial instrument liabilities
Foreign currency forward contracts	57.9
Outflow		720.5	720.5	–	–	–
Inflow		(662.6)	(662.6)	–	–	–
Natural gas hedging derivatives	170.6	186.0	50.8	55.1	24.7	55.4

[1]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2008.

[2]	Excludes taxes, accrued interest, deferred revenues and current portions of accrued environmental costs and asset retirement obligations and accrued pension and other post-retirement benefits. This also excludes derivative financial instrument liabilities which have been presented separately.
Market Risk
Market risk is the risk that financial instrument fair values will fluctuate due to changes in market prices. The significant market risks to which the company is exposed are foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).
Foreign Exchange Risk
The company is exposed to foreign exchange risk primarily relating to operating and capital expenditures, income and resource taxes, dividends and capital expenditures denominated in currencies other than the US dollar, primarily the Canadian dollar. To manage foreign exchange risk related to these non-US dollar expenditures, the company may enter into foreign currency forward contracts. Its treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and approved capital expenditures. The foreign currency forward contracts are not currently designated as hedging instruments for accounting purposes.
As at December 31, 2008, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $873.0 (2007 – $60.0) at an average exchange rate of 1.1522 (2007 – 1.0176) per US dollar. It had also entered into other small forward contracts in other currencies. Maturity dates for all forward contracts are within 2009.
The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

102	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 28 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

The following table shows the company’s exposure to exchange risk and the pre-tax effects on income and OCI of reasonably possible changes in the relevant foreign currency. This analysis assumes all other variables remain constant.

	Carrying Amount	Foreign Exchange Risk
	of Asset (Liability)	5% increase in US$		5% decrease in US$
	2008	Income	OCI	Income	OCI

Cash and cash equivalents denominated in Canadian dollars	$(5.3)	$0.3	$–	$(0.3)	$–
Accounts receivable denominated in Canadian dollars	12.0	(0.6)	–	0.6	–
Available-for-sale investments
ICL denominated in New Israeli shekels	998.1	–	(49.9)	–	49.9
Sinofert denominated in Hong Kong dollars	746.8	–	(37.3)	–	37.3
Short-term debt denominated in Canadian dollars	(159.8)	8.0	–	(8.0)	–
Accounts payable denominated in Canadian dollars	(105.1)	5.3	–	(5.3)	–
Derivative instruments
Foreign currency forward contracts	(51.6)	(41.3)	–	41.3	–
Interest Rate Risk
Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments. With respect to the company’s debt portfolio, it addresses interest rate risk by using a diversified portfolio of fixed and floating rate instruments. This exposure is also managed by aligning current and long-term assets with demand and fixed-term debt and by monitoring the effects of market changes in interest rates. Interest rate swaps can and have been used by the company to further manage its interest rate exposure.
The company is also exposed to changes in interest rates related to its investments in marketable securities and auction rate securities. With respect to marketable securities, included in cash and cash equivalents, the company’s primary objective is to ensure the security of principal amounts invested and provide for a high degree of liquidity, while achieving a satisfactory return. Its treasury risk management policies specify various investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.
The following table shows the company’s exposure to interest rate risk and the pre-tax effects on net income and other comprehensive income of reasonably possible changes in the relevant interest rates. This analysis assumes all other variables remain constant.

	Carrying Amount	Interest Rate Risk
	of Asset (Liability)	1% decrease in interest rates		1% increase in interest rates
	2008	Income	OCI	Income	OCI

Fixed-rate instruments
Long-term debt obligations [1]	$(1,352.3)	$–	$–	$–	$–
Variable rate instruments
Cash and cash equivalents	276.8	(2.8)	–	2.8	–
Available-for-sale investments – auction rate securities	17.2	(1.3)	–	1.3	–
Long-term debt obligations	(405.9)	4.1	–	(4.1)	–
Short-term debt obligations	(1,324.8)	4.2	–	(4.2)	–

[1]	The company does not measure any fixed rate debt at fair value. Therefore, changes in interest rates will not affect income or OCI as there is no change in the carrying value of fixed-rate debt, and interest payments are fixed.
Price Risk
The company is exposed to commodity price risk resulting from its natural gas requirements. Its natural gas strategy is based on diversification for its total gas requirements (which represent the forecast consumption of natural gas volumes by its manufacturing and mining facilities). Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk. The company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas, not for speculative or trading purposes. The company has an Advisory Committee, comprised of members from senior management, responsible for developing policies and
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	103
Note 28 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

establishing procedural requirements relating to its natural gas activities. Such policies include the establishment of limits for the portion of its natural gas requirements that will be hedged, as well as the types of instruments that may be utilized for such hedging activities.
The company is also exposed to equity securities price risk because of its exchange-traded available-for-sale securities. These investments, other than the auction rate securities, are held for long-term strategic purposes. The price risk related to auction rate securities results from the current lack of an active market in which the company is able to liquidate such securities and from credit risk as discussed previously.
The following table shows the company’s exposure to price risk and the pre-tax effects on net income and other comprehensive income of reasonably possible changes in the relevant commodity or securities prices. This analysis assumes all other variables remain constant.

	Carrying Amount	Price Risk
	of Asset (Liability)	10% decrease in prices		10% increase in prices
	2008	Income	OCI	Income	OCI

Derivative instruments
Natural gas hedging derivatives [1]	$(159.0)[1]	$–	$(85.8)	$–	$85.8
Available-for-sale investments
Intercorporate investments	1,744.9	–	(174.5)	–	174.5
Auction rate securities [2]	17.2	n/a	n/a	n/a	n/a

[1]	Amount is net of $11.6 of derivative instrument assets.

[2]	Due to the current lack of an active market for these securities, price sensitivities are not determinable.
The sensitivity analyses included in the tables above should be used with caution as the changes are hypothetical and are not predictive of future performance. The above sensitivities are calculated with reference to period-end balances and will change due to fluctuations in the balances throughout the year. In addition, for the purpose of the sensitivity analyses, the effect of a variation in a particular assumption on the fair value of the financial instrument was calculated independently of any change in another assumption. Actual changes in one factor may contribute to changes in another factor, which may magnify or counteract the effect on the fair value of the financial instrument.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors.
Presented below is a comparison of the fair value of each financial instrument to its carrying value.

	2008		2007
	Carrying Amount	Fair Value of	Carrying Amount	Fair Value of
	of Asset (Liability)	Asset (Liability)	of Asset (Liability)	Asset (Liability)

Cash and cash equivalents	$276.8	$276.8	$719.5	$719.5
Accounts receivable	1,189.9	1,189.9	596.2	596.2
Derivative financial instruments	(210.6)	(210.6)	134.8	134.8
Investments	2,750.7	4,615.2	3,581.5	5,673.5
Short-term debt obligations	(1,323.9)	(1,323.9)	(90.0)	(90.0)
Accounts payable and accrued charges	(1,183.6)	(1,183.6)	(911.5)	(911.5)
Long-term debt	(1,758.2)	(1,730.3)	(1,358.5)	(1,364.8)
Due to their short-term nature, the fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued charges is assumed to approximate carrying value. The effective interest rate on the investments in auction rate securities held within the company’s trading account at December 31, 2008 was 17.08 percent (2007 – 13.40 percent). The effective interest rate on its short-term debt at December 31, 2008 was 2.33 percent (2007 – 5.17 percent). The fair value of its senior notes at December 31, 2008 reflects the current yield valuation based on observed market prices. The current yield on the notes payable ranges from 5.05 percent to 6.73 percent (2007 – 4.64 percent to 6.45 percent). The fair value of the company’s other long-term debt instruments approximated carrying value.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

104	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 29 CAPITAL DISCLOSURES

The company’s objectives when managing its capital are to maintain financial flexibility while managing its cost of and optimizing access to capital. In order to achieve these objectives, the company’s strategy, which was unchanged from 2007, was to maintain its investment grade credit rating.
The company includes net debt and adjusted shareholders’ equity as components of its capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital are set out in the following table:

	2008	2007

Short-term debt and current portion of long-term debt	$1,324.1	$90.2
Long-term debt	1,739.5	1,339.4

Total debt	3,063.6	1,429.6
Less: cash and cash equivalents	276.8	719.5

Net debt	2,786.8	710.1

Shareholders’ equity	4,588.9	6,018.7
Less: accumulated other comprehensive income	657.9	2,178.9

Adjusted shareholders’ equity	3,931.0	3,839.8

Adjusted capital [1]	$6,717.8	$4,549.9

[1]	Adjusted capital = (total debt – cash and cash equivalents) + (shareholders’ equity – accumulated other comprehensive income)
The company monitors capital on the basis of a number of factors, including the ratios of: adjusted earnings before interest expense, income taxes, depreciation and amortization, provision for auction rate securities, and gain on sale of assets (“adjusted EBITDA”) to adjusted interest expense; net debt to adjusted EBITDA and net debt to adjusted capital. Adjusted EBITDA to adjusted interest expense and net debt to adjusted EBITDA are calculated utilizing twelve-month trailing adjusted EBITDA and adjusted interest expense.

	2008	2007

Components of ratios
Adjusted EBITDA	$5,030.0	$1,906.3
Net debt	$2,786.8	$710.1
Adjusted interest expense	$105.7	$90.5
Adjusted capital	$6,717.8	$4,549.9
Ratios
Adjusted EBITDA to adjusted interest expense [1]	47.6	21.1
Net debt to adjusted EBITDA [2]	0.6	0.4
Net debt to adjusted capital [3]	41.5%	15.6%

[1]	Adjusted EBITDA to adjusted interest expense = adjusted EBITDA (twelve months ended) / adjusted interest expense (twelve months ended)

[2]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA (twelve months ended)

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity – accumulated other comprehensive income)
The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure through adjustments to the amount of dividends paid to shareholders, repurchase of shares, issuance of new shares or issuance of new debt.
The increase in adjusted EBITDA to adjusted interest expense is a result of an increase in adjusted EBITDA. The net-debt-to-adjusted-EBITDA ratio remained constant as an increase in adjusted EBITDA was offset by an increase in net debt. The increase in net debt led to the increase in the net-debt-to-adjusted-capital ratio.

	2008	2007

Net income	$3,495.2	$1,103.6
Income taxes	1,077.1	416.2
Interest expense	62.8	68.7
Depreciation and amortization	327.5	291.3
Provision for auction rate securities	88.8	26.5
Gain on sale of assets (Note 23)	(21.4)	—

Adjusted EBITDA	$5,030.0	$1,906.3

	2008	2007

Interest expense	$62.8	$68.7
Interest capitalized to property, plant and equipment	42.9	21.8

Adjusted interest expense	$105.7	$90.5

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	105
Note 30 CONTINGENCIES

Canpotex
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2008, 2007 or 2006.
Mining Risk
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.
Investment in APC
The company is party to a shareholders agreement with Jordan Investment Company (“JIC”) with respect to its investment in APC. The terms of the shareholders agreement provide that, from October 17, 2006 to October 16, 2009, JIC may seek to exercise a put option (the “Put”) to require the company to purchase JIC’s remaining common shares in APC. If the Put were exercised, the company’s purchase price would be calculated in accordance with a specified formula based, in part, on earnings of APC. The amount, if any, which the company may have to pay for JIC’s remaining common shares if there were to be a valid exercise of the Put would be determinable at the time JIC provides appropriate notice to the company pursuant to the terms of the agreement.
Legal and Other Matters
Significant matters of note include the following:
•	In 1998, the company, along with other parties, was notified by the US Environmental Protection Agency (“USEPA”) of potential liability under the US federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining property. In 1999, PCS Joint Venture signed an Administrative Order and Consent with the USEPA pursuant to which PCS Joint Venture agreed to conduct a Remedial Investigation and Feasibility Study (“RI/FS”) of these conditions. PCS Joint Venture and another party are sharing the costs of the RI/FS, which is now complete. A Record of Decision (“ROD”) based upon the RI/FS was issued on September 27, 2007. The ROD provides for a remedy that requires excavation of impacted soils and interim treatment of groundwater. The total remedy cost is estimated in the ROD to be $8.5. Soil excavation activities are expected to begin in the first quarter of 2009. PCS Joint Venture and additional potentially responsible parties are negotiating with the USEPA a Remedial Design/Remedial Action Consent Decree, pursuant to which the parties will perform the ROD remedy. In addition, negotiations are underway regarding the appropriate share of the cost of the remedy that should be borne by each party. Although PCS Joint Venture sold the Lakeland property in July 2006, it has retained the above-described remediation responsibilities and has indemnified the third-party purchaser for the costs of remediation and certain related claims.

•	The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party with respect to a former fertilizer blending operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen site, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3.0 of previously incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the Planters Property, filed a complaint in the United States District Court for the District of South Carolina (the “Court”) seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs that Ashley II of Charleston, L.L.C. alleges it has incurred and will incur in connection with response activities at the site. The Court entered an order bifurcating the case into two phases. In the third quarter of 2007, the Court issued its decision for the first phase of the case, in which it determined that PCS Nitrogen is the successor to a former owner of the site and may be liable to Ashley II of Charleston, L.L.C. for its environmental response costs at the site. In the first quarter of 2008, PCS Nitrogen filed a motion with the Court for certification of an interlocutory appeal of the Court’s order and to stay further proceedings pending a decision on the appeal from the Fourth Circuit Appellate Court. In April 2008, the Court denied PCS Nitrogen’s motion for certification. PCS Nitrogen will have to wait until the Court issues a final ruling before it can appeal the Court’s decision. PCS Nitrogen has filed third-party complaints against owners and operators that it believes should be responsible parties with respect to the site. PCS Nitrogen is currently pursuing the complaints that it has filed against the third-party defendants. The Court will enter a final decision regarding the allocation and amount of liability that PCS Nitrogen and the third-party defendants may have relating to the Planters Property in the second phase of the case. PCS Nitrogen denies that it is a potentially responsible party and is vigorously defending its interests in these actions.

•	PCS Phosphate, along with several other entities, has received notice from parties to an Administrative Settlement Agreement (“Settling Parties”) with the USEPA of alleged contribution liability under CERCLA for costs incurred and to be incurred addressing PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”). PCS Phosphate has agreed to participate, on a non-joint and several basis, with the Settling Parties in the performance of the removal action and the payment of certain other costs associated with the Site, including reimbursement of the USEPA’s past costs. The cost of performing the removal at the Site is estimated at $50.0. The removal activities commenced at the Site in August 2007. The company anticipates recovering some portion of its expenditures in this matter from other liable parties. In September 2008, the USEPA

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

106	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 30 CONTINGENCIES (continued)

issued a final remedy, with an estimated cost of $6.1, for PCB-impacted sediments downstream of the Site (“Operable Unit 1”). In October 2008, the USEPA issued special notice letters to PCS Phosphate and other alleged potentially responsible parties requiring a good-faith offer to perform and/or pay for the clean-up of Operable Unit 1, to perform further investigation at the Site and adjacent properties, and to reimburse USEPA for its past costs. In January 2009, in addition to good-faith offers made by other potentially responsible parties, PCS Phosphate, along with some of the Settling Parties, submitted a good-faith offer to the USEPA. The USEPA is reviewing the good-faith offers. At this time, the company is unable to evaluate the extent of any exposure that it may have for the matters addressed in the special notice letter.

•	The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted hazardous waste compliance evaluation inspections at numerous phosphate operations, including the company’s plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. The USEPA has notified the company of various alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its Aurora and White Springs plants. The company and other industry members have met with representatives of the US Department of Justice, the USEPA and various state environmental agencies regarding potential resolutions of these matters. During these meetings, the company was informed that the USEPA also believes the Geismar plant is in violation of these requirements. As part of the initiative, the company entered into RCRA 3013 Administrative Orders on Consent to perform certain site assessment activities at its White Springs, Aurora and Geismar plants. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.

•	The USEPA also has begun an initiative to evaluate compliance with the Clean Air Act at sulfuric and nitric acid plants. In connection with this industry-wide initiative, the USEPA has sent requests for information to numerous facilities, including the company’s plants in Augusta, Georgia; Aurora, North Carolina; Geismar, Louisiana; Lima, Ohio; and White Springs, Florida. The USEPA has notified the company of various alleged violations of the Clean Air Act at its Geismar and Lima plants. The company has met and will continue to meet with representatives of the USEPA and the US Department of Justice regarding potential resolutions of these matters. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.

•	Significant portions of the company’s phosphate reserves in Aurora, North Carolina are located in wetlands. Under the Clean Water Act, the company must obtain a permit from the US Army Corps of
Engineers (the “Corps”) before disturbing the wetlands. The company has a permit from the Corps to mine specified areas. This permit expires in 2017, but the reserves in these areas could be exhausted before then. The company is seeking a new permit from the Corps to mine additional areas. This process includes significant public review and comment that could affect current mitigation and reclamation practices. The company expects to have the necessary approvals for mine continuation in April 2009. Failure to secure the required approvals for continuation of the mining operations on acceptable terms would negatively affect the company’s reserves and costs.

•	Pursuant to the 1996 Corrective Action Consent Order (the “Order”) executed between PCS Nitrogen Fertilizer, LP, formerly known as Arcadian Fertilizer, LP (“PCS Nitrogen Fertilizer”) and Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s purchase of certain real property located in Augusta, Georgia from the entity from which PCS Nitrogen Fertilizer previously leased such property, PCS Nitrogen Fertilizer agreed to perform certain activities including a facility investigation and, if necessary, a corrective action. In accordance with the Order, PCS Nitrogen Fertilizer has performed an investigation of environmental site conditions and has documented its findings in several successive facility investigation reports submitted to GEPD. Based on these findings and on the requirements of the Order, PCS Nitrogen Fertilizer is implementing a pilot study to evaluate the viability of in-situ bioremediation of groundwater at the site. In the event the technology proves successful and full-scale implementation is warranted, upon GEPD approval, a full-scale bioremediation remedy will be implemented. If the pilot study proves unsuccessful or if GEPD does not approve this remedial strategy, other, more costly remediation alternatives may need to be evaluated and implemented.

•	Between September 11 and October 2, 2008, the company and PCS Sales (USA), Inc. were named as defendants in eight very similar antitrust complaints filed in federal courts. Other potash producers are also defendants in these cases. Each of the separate complaints alleges conspiracy to fix potash prices, to divide markets, to restrict supply and to fraudulently conceal the conspiracy, all in violation of Section 1 of the Sherman Act.

Five of the eight complaints were brought by plaintiffs who claim to have purchased potash directly from at least one of the defendants during the period between July 1, 2003 and the present (collectively, the “Direct Purchaser Plaintiffs”). All five Direct Purchaser Plaintiffs purport to sue on behalf of a class of persons who purchased potash in the United States directly from a defendant. The Direct Purchaser Plaintiffs, who filed a single, consolidated amended complaint on November 13, 2008, seek unspecified treble damages, injunctive relief, attorneys’ fees, costs and pre- and post-judgment interest.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	107
Note 30 CONTINGENCIES (continued)

The other three complaints were brought by plaintiffs who claim to be indirect purchasers of potash (collectively, the “Indirect Purchaser Plaintiffs”). The Indirect Purchaser Plaintiffs, who purport to sue on behalf of all persons who purchased potash indirectly in the United States, filed a single, consolidated amended complaint on November 13, 2008. In addition to the Sherman Act claim described above, the Indirect Purchaser Plaintiffs also assert claims for violation of various state antitrust laws; violations of various state consumer protection statutes; and for unjust enrichment. The Indirect Purchaser Plaintiffs seek injunctive relief, unspecified damages, treble damages where allowed, costs, fees and pre- and post-judgment interest.

All eight lawsuits have been consolidated into a Multidistrict Litigation proceeding, or MDL (No. 1996), for coordinated pretrial proceedings before Judge Ruben Castillo in the United States District Court for the Northern District of Illinois.

The company and PCS Sales (USA), Inc. believe each of these eight private antitrust law lawsuits is without merit and intend to defend them vigorously.
The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites. Based on current information, it does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.
In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and there exist inherent uncertainties in predicting such outcomes, it is the company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.
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

Note 31 GUARANTEES

In the normal course of operations, the company provides indemnifications, that are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees (apart from any appropriate accruals relating to the underlying potential liabilities).
The company enters into agreements in the normal course of business that may contain features that meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2008, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $596.9. It is unlikely that these guarantees will be drawn upon and the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2008, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

108	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 31 GUARANTEES (continued)

facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 13.
The company has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states.
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following their approval by the responsible provincial minister. The Minister of the Environment for Saskatchewan (“MOE”) provisionally approved the plans in July 2000. In July 2001, a CDN $2.0 million irrevocable Letter of Credit was posted. The company submitted a revised plan when it was due in 2006. In early 2009, the MOE advised that the 2006 decommissioning and reclamation plans were approved and advised of its preferred position regarding the financial assurances to be provided by the company. The financial assurances will be subject to ongoing discussions with the MOE, and the company has been advised that these financial assurances are to be in place by June 30, 2009. Under the regulations, the decommissioning and reclamation plans and financial assurances are to be reviewed at least once every five years, or sooner as required by the MOE. The next scheduled review for the decommissioning and reclamation plans and financial assurances is in 2011. Based on current information, the company does not believe that its financial assurance requirements or future obligations with respect to this matter are reasonably likely to have a material impact on its consolidated financial position or results of operations.
The company has met its financial assurance responsibilities as of December 31, 2008. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists (see Note 16).
During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2008, $20.0 of letters of credit were outstanding (2007 – $23.9).
The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

Note 32 RELATED PARTY TRANSACTIONS

Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2008 were $2,257.1 (2007 – $782.7; 2006 – $467.1). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 3).
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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
(e) Pre-operating costs: Operating costs incurred during the start-up phase of new projects are deferred under Canadian GAAP until commercial production levels are reached, at which time they are amortized over the estimated life of the project. US GAAP requires that these costs be expensed as incurred. As at December 31, 2008, 2007 and 2006, the start-up costs deferred for Canadian GAAP were not material.
(f) Pension and other post-retirement benefits: Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the pension valuation allowance are

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	109
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

recognized in income. US GAAP does not specifically address pension valuation allowances, and the US regulators have interpreted this to be a difference between Canadian and US GAAP. In light of this, a difference between Canadian and US GAAP has been recorded for the effects of recognizing a pension valuation allowance and the changes therein under Canadian GAAP.
In addition, under US GAAP the company is required to recognize the difference between the benefit obligation and the fair value of plan assets in the Consolidated Statements of Financial Position with the offset to OCI. No similar requirement currently exists under Canadian GAAP.
(g) Foreign currency translation adjustment: The company adopted the US dollar as its functional and reporting currency on January 1, 1995. At that time, the consolidated financial statements were translated into US dollars at the December 31, 1994 year-end exchange rate using the translation of convenience method under Canadian GAAP. This translation method was not permitted under US GAAP. US GAAP required the comparative Consolidated Statements of Operations and Consolidated Statements of Cash Flow to be translated at applicable weighted average exchange rates whereas the Consolidated Statements of Financial Position were permitted to be translated at the December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.
(h) Offsetting of certain amounts: Effective January 1, 2008, US GAAP requires an entity to adopt a policy of either offsetting or not offsetting fair value amounts recognized for derivative instruments and for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The company adopted a policy to offset such amounts effective January 1, 2008. Under Canadian GAAP, offsetting of the margin deposits is not permitted.
(i) Stock-based compensation: Under Canadian GAAP, the company’s stock-based compensation plan awards classified as liabilities are measured at intrinsic value at each reporting period. US GAAP requires that these liability awards be measured at fair value at each reporting period. The company uses a Monte Carlo simulation model to estimate the fair value of its performance unit incentive plan liability for US GAAP purposes. As at December 31, 2008, the difference between Canadian and US GAAP was not significant.
Under Canadian GAAP, stock options are recognized over the service period, which for PotashCorp is established by the option performance period. Effective January 1, 2006, under US GAAP, stock options are recognized over the requisite service period, which does not commence until the option plan is approved by the company’s shareholders and options are granted thereunder. For options granted under the company’s
2006 Performance Option Plan, the service period commenced January 1, 2006 under Canadian GAAP and May 4, 2006 under US GAAP. For options granted under the company’s 2007 Performance Option Plan, the service period commenced January 1, 2007 under Canadian GAAP and May 3, 2007 under US GAAP. For options granted under the company’s 2008 Performance Option Plan, the service period commenced January 1, 2008 under Canadian GAAP and May 8, 2008 under US GAAP. This difference impacts the stock-based compensation cost recorded and may impact diluted earnings per share.
(j) Stripping costs: Under Canadian GAAP, the company capitalizes and amortizes costs associated with the activity of removing overburden and other mine waste minerals in the production phase. US GAAP requires such stripping costs to be attributed to ore produced in that period as a component of inventory and recognized in cost of sales in the same period as related revenue.
(k) Income taxes related to the above adjustments: The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.
(l) Income tax consequences of stock-based employee compensation: Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.
(m) Income taxes related to uncertain income tax positions: US GAAP prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain income tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Canadian GAAP has no similar requirements related to the measurement of uncertain income tax positions.
(n) Cash flow statements: US GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

110	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The application of US GAAP, as described above, would have had the following effects on net income, net income per share, total assets, and shareholders’ equity and comprehensive income.

	2008	2007	2006

Net income as reported – Canadian GAAP	$3,495.2	$1,103.6	$631.8
Items increasing (decreasing) reported net income
Cash flow hedge ineffectiveness	–	–	(4.5)
Depreciation and amortization (c)	8.4	8.5	8.4
Stock-based compensation (i)	2.2	(1.7)	1.3
Stripping costs (j)	(4.0)	(10.9)	2.6
Exploration costs (d)	(6.6)	–	–
Share of earnings of equity investees (a)	(1.0)	(1.9)	0.5
Pension and other post-retirement benefits (f)	(0.3)	–	2.0
Deferred income taxes relating to the above adjustments (k)	(0.3)	(1.9)	(3.0)
Income taxes related to US GAAP effective income tax rate (k, l)	(52.0)	(30.3)	–
Income taxes related to stock-based compensation (l)	(32.7)	(18.4)	(13.3)
Income taxes related to uncertain income tax positions (m)	(13.7)	14.5	–

Net income – US GAAP	$3,395.2	$1,061.5	$625.8

Basic weighted average shares outstanding – US GAAP	307,480,000	315,641,000	311,880,000

Diluted weighted average shares outstanding – US GAAP	317,434,000	324,292,000	318,669,000

Basic net income per share – US GAAP	$11.04	$3.36	$2.01

Diluted net income per share – US GAAP	$10.70	$3.27	$1.96

Total assets as reported – Canadian GAAP	$10,248.8	$9,716.6
Items increasing (decreasing) reported total assets
Property, plant and equipment (b)	(92.8)	(101.2)
Exploration costs (d)	(13.0)	(6.4)
Stripping costs (j)	(36.7)	(32.7)
Pension and other post-retirement benefits (f)	(105.2)	(66.7)
Margin deposits associated with derivative instruments (h)	(91.1)	–
Investment in equity investees (a)	1.3	2.3
Income tax asset related to uncertain income tax positions (m)	24.8	18.4
Goodwill (b)	(46.7)	(46.7)

Total assets – US GAAP	$9,889.4	$9,483.6

Total shareholders’ equity as reported – Canadian GAAP	$4,588.9	$6,018.7	$2,780.3
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income, net of related income taxes, consisting of:
Unrealized gains and losses on available-for-sale securities	–	–	792.0
Net gains on derivatives designated as cash flow hedges	–	–	79.4
Cumulative effect adjustment in respect of uncertain income tax positions (m)	(1.2)	(1.2)	–
Pension and other post-retirement benefits (f)	(246.6)	(85.6)	(117.9)
Share of accumulated other comprehensive income of equity investees (a)	–	–	0.9
Foreign currency translation adjustment (g)	(20.9)	(20.9)	(20.9)
Foreign currency translation adjustment (g)	20.9	20.9	20.9
Provision for asset impairment (b)	(218.0)	(218.0)	(218.0)
Depreciation and amortization (c)	78.5	70.1	61.6
Exploration costs (d)	(13.0)	(6.4)	(6.4)
Stripping costs (j)	(36.7)	(32.7)	2.6
Cash flow hedge ineffectiveness	–	–	0.4
Pension and other post-retirement benefits (f)	15.8	16.1	16.1
Share of other comprehensive income of equity investees (a)	1.3	2.3	4.2
Deferred income taxes relating to the above adjustments (k)	30.1	30.4	24.0
Income taxes related to US GAAP effective income tax rate (k, l)	(82.3)	(30.3)	–
Income taxes related to uncertain income tax positions (m)	86.5	14.5	–
Cumulative effect adjustment to retained earnings in respect of stripping costs	–	–	(16.3)
Cumulative effect adjustment to retained earnings in respect of uncertain income tax positions	–	85.7	–

Shareholders’ equity – US GAAP	$4,203.3	$5,863.6	$3,402.9

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	111
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Supplemental US GAAP Disclosure
Investments at Equity
Summarized US GAAP financial information of the company’s investments accounted for under the equity menthod (including SQM, APC and other) is as follows.

	2008	2007

Current assets	$3,366.5	$1,647.8
Non-current assets	1,763.1	1,432.8
Current liabilities	2,124.1	748.7
Non-current liabilities	716.2	678.6
Minority interest	45.1	44.0

	2008	2007	2006

Sales	$7,571.1	$3,624.4	$2,611.8
Gross profit	1,328.0	510.5	409.7
Income from continuing operations and net income	949.4	382.5	209.1
Uncertainty in Income Taxes
The reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, for the year is as follows:

	2008	2007

Balance at beginning of year	$11.6	$24.2
Additions based on tax positions related to the current year	19.9	2.8
Additions for tax positions of prior years	76.8	12.3
Reductions for tax positions of prior years	(63.6)	(18.0)
Settlements	(15.1)	(9.7)

Balance at December 31	$29.6	$11.6

It is reasonably possible that a reduction in a range of $4.0 to $6.0 of unrecognized income tax benefits may occur within 12 months as a result of projected resolutions of worldwide income tax disputes. The company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expense. At December 31, 2008, $3.6 of interest was accrued to unrecognized tax benefits. Tax years subject to examination by jurisdiction were as follows:

Years

Canada	2004-present
US	2007-present
Trinidad	2003-present
Barbados	2000-present
Recent Accounting Pronouncements
Framework for Fair Value Measurement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (“SFAS”) No. 157, “Fair Value Measurements”. The standard establishes a framework for measuring fair value and expands the disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The company adopted the effective portion of SFAS No. 157 during the first quarter of 2008. The implementation of this standard did not have a material impact on the consolidated financial statements as the company’s current policy on accounting for fair value measurements is consistent with this guidance. The company is currently reviewing the standard to determine the potential impact, if any, on its consolidated financial statements of applying SFAS No. 157 to its non-financial assets and non-financial liabilities. The company has provided additional prescribed disclosures not required under Canadian GAAP.
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2	Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3	Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
As required by SFAS No. 157, when the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

112	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following table presents the company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

			Fair Value Measurements at Reporting Date Using:
	Carrying Amount		Quoted Prices in		Significant
	of Asset (Liability)	Cash	Active Markets for	Significant Other	Unobservable
	at December 31,	Collateral	Identical Assets	Observable Inputs	Inputs
Description	2008	Netting	(Level 1)	(Level 2)	(Level 3)

Derivative instrument assets	$17.9	$–	$–	$6.3	$11.6
Available-for-sale securities	1,762.1	–	1,744.9	–	17.2
Derivative instrument liabilities	(137.4)	91.1 [1]	–	(106.1)	(122.4)

[1]	Amount represents the effect of legally enforceable master netting arrangements between the company and its counterparties and the receivable for cash collateral placed with the same counterparties.

	Derivative Instrument	Available-for-Sale
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Assets (Liabilities)	Securities

Beginning balance, December 31, 2007	$127.7	$56.0
Total gains or (losses) (realized and unrealized) before income taxes
Included in earnings	17.4	(88.8)
Included in other comprehensive income	(229.4)	(23.1)
Other [1]	–	73.1
Purchases, sales, issuances and settlements	(26.5)	–

Ending balance, December 31, 2008	$(110.8)	$17.2

Amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at the reporting date	$(10.0)	$(88.8)

Gains and (losses) (realized and unrealized) included in earnings for the year are reported in:
Cost of Goods Sold	$17.4	$–
Other income	–	(88.8)

[1]	Represents unrealized losses transferred from other comprehensive income to earnings as a result of the other-than-temporary impairment of the securities.

Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This standard permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. The implementation of SFAS No. 159, effective January 1, 2008, did not have a material impact on the company’s consolidated financial statements.
Offsetting of Certain Amounts
In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 amends certain paragraphs of FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts”, to permit a reporting entity to either (i) offset derivative balances as well as fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement, or (ii) offset no amounts of derivatives or cash collateral for derivative instruments executed with the same counterparty.
The company adopted the provisions of FSP FIN 39-1 effective January 1, 2008. As a result of the implementation of FSP FIN 39-1, the company changed its accounting policy, on a prospective basis, to offset fair value amounts recognized for derivative instruments under master netting arrangements. This has resulted in a decrease of derivative instrument liabilities of $91.1 due to the netting of margin deposits paid.
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

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	113
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

nature and financial effect of the business combination. The company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.
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
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The standard requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The standard increases convergence with IFRSs, as it relates to disclosures of derivative instruments. The company is currently reviewing the guidance, which is effective for fiscal years beginning after November 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.
The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The FASB does not expect that this standard will result in a change in current practice. SFAS No. 162 was effective
November 15, 2008. The issuance of this standard had no effect on the consolidated financial statements.
Deferred Income Taxes
The total valuation allowance recognized for deferred income tax assets in 2008 was $72.9 (2007 – $10.4). The company has determined that it is more likely than not that the deferred income tax assets net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.
Stock-Based Compensation
The total compensation cost charged to income in respect of the company’s eight stock-based compensation plans under US GAAP was $33.3 for the year ended December 31, 2008 (2007 – $85.7; 2006 – $43.0).
The aggregate intrinsic value of options outstanding and expected to vest at December 31, 2008 under the Performance Option Plans was $189.9, and the aggregate intrinsic value of options exercisable was $117.1. During 2008, 3,507,000 stock options vested. The aggregate intrinsic value of options outstanding at December 31, 2008 under the Officers and Employees and Directors Plans was $323.1, and the aggregate intrinsic value of options exercisable was $323.1. The total intrinsic value of stock options exercised during the year ended December 31, 2008 was $199.7 (2007 – $137.4).
As of December 31, 2008, there was $16.9 of unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2010.
The company issued 7,004 performance units during 2008 (2007 – 18,726) under the performance unit incentive plan at a weighted average grant-date fair value of $114.70 per unit (2007 – $98.52). Based on the performance for the three year period ended December 31, 2008, 419,496 units vested pursuant to the plan and are to be paid out in early 2009. Following payout of these units, no units will remain outstanding pursuant to this plan.
Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges. During the year, net gains of $12.8 (including ineffectiveness) were recognized in cost of goods sold (2007 – $57.7; 2006 – $73.5).
Pension and Other Post-Retirement Benefits
The unamortized actuarial loss, unamortized prior service cost and unamortized transitional obligation included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2009 are $27.9, $(0.1) and $0.8, respectively.
Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totaled $30.1 (2007 – $29.7; 2006 – $16.0). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

114	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Supplemental Schedules
The following supplemental schedules present the Consolidated Financial Position, Operations and Retained Earnings, Comprehensive Income, Accumulated Other Comprehensive Income and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
As at December 31

	2008	2007

Assets
Current assets
Cash and cash equivalents	$276.8	$719.5
Accounts receivable	1,098.8	596.2
Inventories	715.2	428.8
Prepaid expenses and other current assets	79.2	36.7
Current portion of derivative instrument assets	6.4	30.8

	2,176.4	1,812.0
Derivative instrument assets	11.5	104.2
Property, plant and equipment	4,669.4	3,746.4
Investments	2,752.0	3,583.8
Other assets	183.5	144.0
Income taxes on uncertain income tax positions	24.8	18.4
Intangible assets	21.5	24.5
Goodwill	50.3	50.3

	$9,889.4	$9,483.6

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$1,324.1	$90.0
Accounts payable and accrued charges	1,175.4	851.5
Current portion of derivative instrument liabilities	77.7	0.2

	2,577.2	941.7
Long-term debt	1,739.5	1,339.4
Derivative instrument liabilities	59.7	–
Deferred income tax liability	612.6	903.0
Income taxes on uncertain income tax positions	58.2	38.1
Accrued pension and other post-retirement benefits	502.3	274.1
Accrued environmental costs and asset retirement obligations	133.4	121.0
Other non-current liabilities and deferred credits	3.2	2.7

	5,686.1	3,620.0

Shareholders’ Equity
Share capital	1,402.5	1,461.3
Additional paid-in capital	227.6	169.8
Accumulated other comprehensive income	389.2	2,071.2
Retained earnings	2,184.0	2,161.3

	4,203.3	5,863.6

	$9,889.4	$9,483.6

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	115
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS
For the years ended December 31

	2008	2007	2006

Sales	$9,446.5	$5,234.2	$3,766.7
Less: Freight	324.9	346.1	255.8
Transportation and distribution	132.4	124.1	134.1
Cost of goods sold	4,077.8	2,885.9	2,365.4

Gross Margin	4,911.4	1,878.1	1,011.4

Selling and administrative	186.1	213.6	158.0
Provincial mining and other taxes	543.4	135.4	66.5
Foreign exchange gain (loss)	(126.0)	70.2	(4.4)
Share of earnings of equity investees	(254.8)	(74.3)	(54.9)
Other income	(71.1)	(49.3)	(39.6)

	277.6	295.6	125.6

Operating Income	4,633.8	1,582.5	885.8
Interest Expense	62.8	68.7	85.6

Income before Income Taxes	4,571.0	1,513.8	800.2
Income Taxes	1,175.8	452.3	174.4

Net Income	3,395.2	1,061.5	625.8
Retained Earnings, Beginning of Year	2,161.3	1,124.7	577.5
Repurchase of Common Shares	(3,250.3)	–	–
Cumulative Effect Adjustment in Respect of Uncertain Income Tax Positions	–	85.7	–
Cumulative Effect Adjustment in Respect of Stripping Costs	–	–	(16.3)
Dividends	(122.2)	(110.6)	(62.3)

Retained Earnings, End of Year	$2,184.0	$2,161.3	$1,124.7

Net Income per Share – Basic	$11.04	$3.36	$2.01

Net Income per Share – Diluted	$10.70	$3.27	$1.96

Dividends per Share	$0.40	$0.35	$0.20

NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

116	IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED COMPREHENSIVE (LOSS) INCOME
For the years ended December 31

	2008	2007	2006

Net Income	$3,395.2	$1,061.5	$625.8

Other comprehensive (loss) income
Net (decrease) increase in unrealized gains on available-for-sale securities	(1,398.4)	1,394.1	534.7
Net (losses) gains on derivatives designated as cash flow hedges	(266.8)	49.4	(68.2)
Reclassification to income of net gains on cash flow hedges	(12.9)	(57.8)	(79.7)
Pension and other post-retirement benefits [1]	(257.9)	56.4	–
Unrealized foreign exchange (losses) gains on translation of self-sustaining foreign operations	(10.0)	6.7	–
Adjustment to additional minimum pension liability	–	–	11.7
Share of other comprehensive income of equity investees	–	(1.3)	0.2
Deferred income taxes related to other comprehensive income	264.0	(108.6)	62.4

Other Comprehensive (Loss) Income	(1,682.0)	1,338.9	461.1

Comprehensive Income	$1,713.2	$2,400.4	$1,086.9

[1]	2008 comprised of amortization of net actuarial loss of $(250.2), amortization of prior service costs of $(9.4), and amortization of transitional obligation of $1.7. 2007 comprised of amortization of net actuarial loss of $56.6, amortization of prior service costs of $(1.4), and amortization of transitional obligation of $1.2.
SUPPLEMENTAL SCHEDULE OF CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME
For the years ended December 31

	2008	2007	2006

Accumulated other comprehensive income, beginning of year	$2,071.2	$733.5	$343.2
Other comprehensive (loss) income, net of related income taxes	(1,682.0)	1,338.9	461.1
Cumulative effect adjustment in respect of uncertain income tax positions	–	(1.2)	–
Cumulative effect adjustment related to pension and other post-retirement benefits	–	–	(70.8)

Accumulated other comprehensive income, end of year	$389.2	$2,071.2	$733.5

The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2008	2007	2006

Net unrealized gains on available-for-sale securities	$761.8	$2,098.7	$792.0
Net unrealized (losses) gains on derivatives designated as cash flow hedges	(100.6)	73.5	79.4
Pension and other post-retirement benefits [1]	(246.6)	(85.6)	(117.9)
Share of other comprehensive income of equity investees	–	–	0.9
Unrealized foreign exchange (losses) gains on self-sustaining foreign operations	(3.3)	6.7	–
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)
Cumulative effect adjustment in respect of uncertain income tax positions	(1.2)	(1.2)	–

Accumulated other comprehensive income, end of year	$389.2	$2,071.2	$733.5

[1]	2008 comprised of unamortized net actuarial loss of $(246.2), unamortized prior service costs of $1.4 and unamortized transitional obligation of $(1.8). 2007 comprised of unamortized net actuarial loss of $(91.0), unamortized prior service costs of $8.7 and unamortized transitional obligation of $(3.3). 2006 comprised of unamortized net actuarial loss of $(122.9), unamortized prior service costs of $9.0 and unamortized transitional obligation of $(4.0).
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

IN MILLIONS OF US DOLLARS EXCEPT SHARE AND PER-SHARE AMOUNTS	117
Note 33 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
For the years ended December 31

	2008	2007	2006

Operating Activities
Net income	$3,395.2	$1,061.5	$625.8
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	319.1	282.8	234.0
Stock-based compensation	34.0	40.3	28.5
(Gain) loss on disposal of property, plant and equipment and long-term investments	(27.1)	7.9	(8.6)
Provision for auction rate securities and plant shutdowns	88.8	26.5	6.3
Foreign exchange on deferred income tax	(106.4)	52.4	0.5
Provision for deferred income tax	148.2	137.3	52.7
Undistributed earnings of equity investees	(165.7)	(33.7)	(25.0)
Loss (gain) on derivative instruments	48.7	(21.1)	–
Other long-term liabilities	2.6	(57.9)	13.4
Changes in non-cash operating working capital
Accounts receivable	(593.7)	(154.6)	11.0
Inventories	(324.1)	59.6	15.8
Prepaid expenses and other current assets	(23.7)	7.0	(1.8)
Accounts payable and accrued charges	174.3	250.9	(269.1)

Cash provided by operating activities	2,970.2	1,658.9	683.5

Investing Activities
Additions to property, plant and equipment	(1,188.0)	(595.6)	(508.6)
Purchase of long-term investments	(445.6)	(30.7)	(352.5)
Purchase of investments in auction rate securities	–	(132.5)	–
Proceeds from disposal of property, plant and equipment and long-term investments	43.2	4.5	22.0
Other assets and intangible assets	(46.6)	7.8	(0.6)

Cash used in investing activities	(1,637.0)	(746.5)	(839.7)

Financing Activities
Proceeds from long-term debt obligations	400.0	1.5	483.9
Repayment and issue costs of long-term debt obligations	(0.2)	(403.6)	(1.3)
Proceeds from (repayment of) short-term debt obligations	1,233.9	(67.9)	(94.3)
Dividends	(122.6)	(93.6)	(60.9)
Repurchase of common shares	(3,356.4)	–	–
Issuance of common shares	36.7	26.6	47.3
Income taxes related to stock-based compensation	32.7	18.4	13.3

Cash (used in) provided by financing activities	(1,775.9)	(518.6)	388.0

(Decrease) increase in Cash and Cash Equivalents	(442.7)	393.8	231.8
Cash and Cash Equivalents, Beginning of Year	719.5	325.7	93.9

Cash and Cash Equivalents, End of Year	$276.8	$719.5	$325.7

Supplemental cash flow disclosure
Income taxes paid (n)	$677.1	$221.0	$296.8

Note 34 COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
NOTES TO THE POTASHCORP 2008 CONSOLIDATED FINANCIAL STATEMENTS

118	Shareholder Information

Annual Meeting
The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 7, 2009 in the Grand Salon, TCU Place, 35 - 22nd Street East, Saskatoon, Saskatchewan.
It will be carried live on the company’s website, www.potashcorp.com.
Holders of common shares as of March 12, 2009 are entitled to vote at the meeting and are encouraged to participate.
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
Ownership
On February 20, 2009, there were 1,792 holders of record of the company’s common shares.
Corporate Offices

Canada:	US:
Suite 500, 122 - 1st Ave S	Suite 400, 1101 Skokie Blvd
Saskatoon SK S7K 7G3	Northbrook IL 60062
Phone: (306) 933-8500	Phone: (847) 849-4200
Common Share Prices and Volumes
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

		Toronto Stock Exchange [1]			New York Stock Exchange
		High*	Low*	Volume	High*	Low*	Volume

2008	Q1	167.80	109.00	103,153,851	165.00	105.52	481,399,952
	Q2	246.29	155.03	118,100,762	241.62	150.44	725,191,906
	Q3	231.28	131.43	111,838,148	229.95	126.49	783,581,966
	Q4	142.00	61.81	165,047,982	133.44	47.54	1,153,295,676

Year 2008		246.29	61.81	498,140,743	241.62	47.54	3,143,469,500

2007	Q1	65.31	51.92	51,599,528	56.35	44.05	221,025,369
	Q2	86.21	61.02	51,480,129	80.85	52.82	220,781,704
	Q3	108.92	76.96	65,980,291	109.40	71.50	189,289,076
	Q4	148.89	94.30	67,978,612	151.90	97.36	239,545,310

Year 2007		148.89	51.92	237,038,560	151.90	44.05	870,641,459

2006	Q1	37.96	30.50	63,024,657	33.08	26.05	165,652,500
	Q2	39.00	28.93	56,060,451	35.47	26.28	162,390,900
	Q3	39.49	30.67	42,424,140	35.49	27.34	123,589,800
	Q4	56.96	37.75	58,463,577	49.06	33.83	185,087,100

Year 2006		56.96	28.93	219,972,825	49.06	26.05	636,720,300

[1]	Trading prices are in Cdn$
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2008 Annual Report on Form 10-K.

POTASHCORP 2008 FINANCIAL REVIEW	Keyword Online: Shareholder Info

Appendix	119
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
Information in the preparation of this annual report is based on statistical data and other material available at February 20, 2009.
FOOTNOTES, SOURCES AND ABBREVIATIONS
Footnotes

1	Availability of Raw Materials	Source: Fertecon, EIA
2	Cost of New Capacity	Source: Fertecon, PotashCorp
3	Greenfield	Definition: New operation built on undeveloped site
4	Greenfield Development Time	Source: Fertecon, PotashCorp
5	Producing Countries	Source: Fertecon
6	State- or Subsidy-Controlled Capacity	Source: Fertecon, British Sulphur, PotashCorp
7	Industry Operating Rate	Source: Fertecon, PotashCorp
8	PotashCorp % of World Capacity	Source: Fertecon; PotashCorp
9	PotashCorp World Position by Capacity	Source: Fertecon; Blue, Johnson; Agrium; Mosaic; Terra; PotashCorp
Abbreviated Company Names and Sources *

AAPFCO	American Association of Plant Food Control Officials, USA
Agrifos	Agrifos Fertilizer Inc., USA
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue, Johnson	Blue, Johnson & Associates, USA
British Sulphur	British Sulphur Consultants, UK
Canadian National Railway	Canadian National Railway Co. (TSX: CNR, NYSE: CNI), Canada
Canpotex	Canpotex Limited, Canada
CBOT	Chicago Board of Trade, USA
CF Industries	CF Industries, Inc., (NYSE: CF) USA
CNC	Caribbean Nitrogen Company, Trinidad
CP Rail	Canadian Pacific Railway, (TSX: CP) Canada
Doane	Doane Advisory Services, USA
EIA	Energy Information Administration, USA
FAI	Fertilizer Association of India, India
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
FMB	FMB Group Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
IMF	International Monetary Fund, USA
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA
Intrepid	Intrepid Potash, (NYSE: IPI) USA

IPNI	International Plant Nutrition Institute, USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
LME	London Metal Exchange, UK
Mississippi Phosphate	Mississippi Phosphate Corporation, USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCP	Office Cherifien des Phosphates, Morocco
OMS	Overseas Marine Service, USA
Pemex	Petroleos Mexicanos, Mexico
PhosChem	Phosphate Chemicals Export Association, Inc., USA
QSLP	Qinghai Salt Lake Potash Co. Ltd., China
Silvinit	JSC Silvinit, Russia
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Terra	Terra Industries, Inc. (NYSE: TRA), USA
TFI	The Fertilizer Institute, USA
Togliatti	OAO Togliatti Azot, Russia
Tringen	Trinidad Nitrogen Co., Limited, Trinidad
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali, (LSE and RTS: URKA) Russia
USDA	US Department of Agriculture, USA
Vale	Companhia Vale do Rio Doce (Bovespa: Vale), Brazil
Yara	Yara International (Oslo: YAR), Norway

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.
POTASHCORP 2008 FINANCIAL REVIEW

120	Appendix
TERMS AND MEASURES
Glossary of Terms

2008E	2008 Estimated
2009F	2009 Forecast
CAGR	Compound Annual Growth Rate
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium).
Constructed Capacity	Equipment in a state of readiness to produce. While constructed capacity is increased at mechanical completion of a project, a period of ramp-up may be required to achieve full operating levels.
Consumption vs Demand	Product applied vs product purchased
FOB	Free on Board – cost of goods on board at point of shipment
FSU	The former Soviet Union
GDP	Gross Domestic Product
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied Natural Gas
MMBtu	Million British thermal units
MMT	Million tonnes
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the US.
PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp and Mosaic. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
State- or Subsidy- Controlled Production	State-controlled: Operational control in the hands of the state Subsidy-controlled:The state provides subsidies which control the economic viability of the operation
Scientific Terms

Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2O5 (solid)
	Dical	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
	STF	silicon tetrafluoride
Potash	KCl	potassium chloride, 60-63.2% K2O (solid)

Fertilizer Measures
K2O tonne	Measures the potassium content of fertilizers having different chemical analyses
P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

Currency Abbreviations
CDN	Canadian dollar
EUR	Euro
NOK	Norwegian krone
RUB	Russian ruble
USD	United States dollar

POTASHCORP 2008 FINANCIAL REVIEW

More
than ever...

...the world relies on fertilizer to replenish the soils and crops that feed all its people. This reality presents our company with great challenges – and great opportunities – in the years ahead.

As we ride out the current economic storm with proven, long-held strategies, we continue to build our assets – especially in potash – to prepare for the new growth that lies on the horizon.

The need for more and better food is fundamental. The resources of this planet are precious and limited. To feed its people and preserve the planet, we must help farmers fulfill their fundamental mandate: to produce ***more per acre***.

More online...

PotashCorp2008AR.com

Visit our online annual report for complete financial statements, management's discussion and analysis, PDF downloads and more.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org
© 1996 Forest Stewardship Council

PotashCorp
Helping Nature Provide