Form 10-K, Exhibit 13
period 2009-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2010-02-26
CIK 855931

Exhibit 13

the simple
facts

Our Story
This past year reminded us all of the contrast between long-term fundamentals and short-term uncertainties. While buyers of all three fertilizer nutrients remained cautious amid global economic difficulties — choosing to work from inventories in their soils or warehouses rather than spend on new purchases — growth in demand for food continued unabated. Challenging times test our strategies and commitment but the realities of global development and the science of food production continue to tell us that more fertilizer, especially potash, is needed around the world.
We at PotashCorp believe in the power of the global development story. It is what gives us optimism for the future, because we provide products that the world needs. Potash, the quality nutrient that feeds the plants that feed animals and people, is the heart of our company.
We believe the farmers of the world understand the long-term need for proper fertility practices and will be demanding more potash — and we are preparing to provide it for them.
09 Table of contents

Introduction
Letter from the CFO	2
Comparison to Peers	3
PotashCorp at a Glance	4

Management’s Discussion & Analysis
The Global Development Story	6
Company Overview	8
Factors That Shaped Our Business in 2009	12

Potash
Overview	15
Strategy	19
Capability to Deliver	20
Risks to Our Potash Strategy	21
Performance	23

Phosphate
Overview	25
Strategy	26
Capability to Deliver	26
Risks to Our Phosphate Strategy	27
Performance	29

Nitrogen
Overview	31
Strategy	33
Capability to Deliver	33
Risks to Our Nitrogen Strategy	33
Performance	35

2010 Outlook	37
Key Performance Drivers	39
Rewarding Results	44
Risk Management	45
2009 Financial Overview	47
Expenses & Other Income	49
Quarterly Results	52
Key Earnings Sensitivities	54

Financial Structure
Financial Condition Review	54
Liquidity & Capital Resources	56
Capital Structure & Management	58
Market Risks	60
Related Party Transactions	60
Critical Accounting Estimates	60
Recent Accounting Changes	65
11 Year Report	75

Financials
Financial Performance Indicators	76
Management’s Responsibility for Financial Reporting	79
Independent Registered Chartered Accountants’ Reports	80
Consolidated Financial Statements	82
Appendix	135

     the simple
facts

6.9 billion people

need food

food needs fertilizer

we have more than anyone

CFO LETTER February 19, 2010	PotashCorp 2009 Financial Review 2
The past year was a difficult one. Like most companies, PotashCorp was challenged by the extent and duration of the global economic crisis and its impact our business. Sales volumes and prices of all products fell, and gross margin was down 79 percent. Potash demand dropped significantly and, following our long-term strategy of matching supply to market demand, we curtailed approximately 70 percent of operational capability.
Despite this challenging environment, PotashCorp was able to generate the third best annual earnings in our history, with potash delivering 71 percent of total gross margin. True, potash prices were down, but they remained strong – underpinned by long-term needs for investment in new capacity. As a percentage of net sales, gross margin for this key nutrient was 60 percent. While our 2009 performance was well below expectations and the company’s potential, we remained focused on our strategies and took steps that we considered necessary to protect the long-term value of our assets for all stakeholders.
How do we explain our comparative financial success during such a severe economic downturn? It’s simple. Even in a global economic crisis, the fundamental truths that underlie our business did not change. The global development story remains intact. Decades of growth in world demand for potash, particularly in developing countries, have not been swept away by one year of economic turmoil. We consider 2009 an aberration, which is why we have continued to expand potash capacity while some have deferred or delayed projects. We are capitalizing on the opportunity to enhance our competitive advantage in this core nutrient.
We believe it was the global development story – rising population; buoyant economic growth in developing countries increasing the demand for more and better food; declining arable land per capita; and the vital role that fertilizer plays in increasing food production – that convinced you to invest in PotashCorp. And we expect this story will continue to drive our success. The world needs more food for its growing population, and your company is responding. We are building for the future. The story is still being told, and we believe our best years are still ahead.
Wayne Brownlee, Executive Vice President and Chief Financial Officer

3 PotashCorp 2009 Financial Review	COMPARISON TO PEERS
Peers in Our Industry
In our efforts to achieve the highest sustainable results for our shareholders, management evaluated our 2009 performance against the DAXglobal Agribusiness Index and our peers in the fertilizer sector. Some of the key metrics tracked are set out on this page.
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

Sources: Company financial reports

*	Capital expenditures = additions to property, plant and equipment

[1]	Year ended December 31, 2009

[2]	Most recent four fiscal quarters ended November 30, 2009

[3]	Most recent four fiscal quarters ended September 30, 2009

[4]	Most recent two fiscal halfs ended June 30, 2009
Uralkali net income, cash flow from operations and capital expenditures translated by half at: 2nd Half 2008 1 USD = RUB 25.8129; 1st Half 2009 1 USD = RUB 33.1116; average exchange rates in each half per Bloomberg

[5]	Yara net income, cash flow from operations and capital expenditures translated at 1 USD = NOK 6.2204, average exchange rate for 2009 as provided from company reports

[6]	K+S net income, cash flow from operations and capital expenditures translated by quarter at: Q4 2008 1 USD = EUR 0.7575; Q1 2009 1 USD = EUR 0.7655; Q2 2009 1 USD = EUR 0.7337; and Q3 2009 1 USD = EUR 0.6992; average exchange rates in each quarter per Bloomberg

[7]	APC net income, cash flow from operations and capital expenditures translated at 1 USD = JOD 0.7081, average exchange rate for period per Bloomberg

POTASHCORP AT A GLANCE	PotashCorp 2009 Financial Review 4
Our Nutrients

POTASH	PHOSPHATE	NITROGEN

•     Mined from evaporated sea deposits

•     As fertilizer: improves root strength and disease resistance, enhances taste, color and texture of food

•     As feed: aids animal growth and milk production

•     Used in industrial products (food products, soaps, water softeners)

•     Mined from ancient sea fossils

•     As fertilizer: aids in photosynthesis, speeds crop maturity

•     As feed: assists in muscle repair and skeletal development

•     Used in industrial products (soft drinks, food additives, metal treatment)

•     Synthesized from air using steam and natural gas

•     As fertilizer: builds proteins and enzymes, speeds plant growth

•     As feed: essential to RNA, DNA and cell maturation

•     Used in industrial products (plastics, resins, adhesives)

Share of 2009 Gross Margin	Share of 2009 Gross Margin	Share of 2009 Gross Margin

71%	10%	19%
A Comparison View of Our Nutrients

The Potash Advantage Over Other Nutrients

	Potash (KCI)	Phosphate (P2O5)	Nitrogen (NH3)

PotashCorp % of World Capacity* [1]	20%	5%	2%
	#1 in world	#3 in world	#3 in world

# of Producing Countries [2]	12	~ 40	~ 60

% of Government Control [3]	20%	50%	51%

Time for Greenfield [4] (including ramp-up) [5]	Minimum 7 years	3-4 years	3 years

Cost of Greenfield [6]	CDN $2.8 billion** 2 million tonnes KCI	US $1.5 billion*** 1 million tonnes P2O5	US $1.4 billion**** 1 million tonnes NH3

*	Based on our nameplate capacity. See Potash Production table on Page 24 for further information.
**	Estimated costs for a conventional greenfield mine in Saskatchewan, excluding infrastructure outside of plant gate (rail, road networks, utility systems, port facilities, etc.) and, if applicable, cost of deposits. Factoring these in, total estimated costs could exceed CDN $4 billion.
***	Phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant

****	Ammonia/urea complex
1-6 See Appendix — Footnotes, Page 135

5 PotashCorp 2009 Financial Review
Key Financial Results

Potash continues to be the driver of our results. Even in a year when sales volumes declined by 65 percent, margins remained strong and potash accounted for 71 percent of our total gross margin.	Each nutrient contributed favorably to our gross margin in 2009, but potash margin as a percentage of net sales continued to be well above those of phosphate and nitrogen.

PotashCorp’s 2009 EBITDA was $1.5 billion, our third strongest year ever despite significantly lower potash volumes and reduced margins in all three nutrients.	We spent nearly $1.8 billion in 2009, primarily on our potash capacity expansion projects, as we remain committed to preparing our company for the expected growth in demand in coming years.

We generated a CFR of 13.6 percent, above our weighted average cost of capital (WACC).	During 2009 we capitalized on our ability to access favorable long-term debt financing terms and issued $2 billion of senior notes to help fund our potash expansion commitments.

[1] See reconciliation and description of non-GAAP measures on Pages 76-78.

* Earnings Before Interest, Taxes, Depreciation and Amortization.

MANAGEMENT’S DISCUSSION & ANALYSIS
of Financial Condition and Results
of Operations (in US Dollars)

PotashCorp 2009 Financial Review 6
The Global Development Story
fact More Food Is Needed
The global downturn hit the fertilizer industry hard in 2009, but it could not shake the long-term agricultural realities that drive our business. World population is rising; emerging economies are growing; more and better food is desired. The reality is that people need to eat, and modern agriculture makes it possible to sustain global development.
1 Population and Income Are Growing in Tandem
The United Nations’ Food and Agriculture Organization (FAO) estimates that the world will have more than 9 billion people within 40 years, up from 6.9 billion today. By 2020, the current population is expected to rise by almost 800 million. These figures produce a simple equation: more people = more food needed.
In many cases, the same countries where population is rising have led global economic growth in recent years, and their economies are expected to continue to thrive. The International Monetary Fund forecasts that, through 2014, developing nations will average 6.4 percent GDP growth. This shows their economic resilience and, because of their size — led by China and India — their increasing importance on a global basis.
2 Demand for Food Continues to Grow
People with new disposable income, especially those in developing nations, spend it first on food, the most basic need. As incomes rise in developing countries, diets are expected to improve with grain-fed chicken, pork and beef, and fruits and vegetables.
Consumption of meat, grain and oilseeds has been rising steadily for 30 years, and continued to grow in 2009. The increase is most evident in developing countries such as China, India and Brazil where it is driven by a desire for better diets. We believe consumption will continue to rise as their populations and incomes grow.
3 More People Able to Buy More Food Strains Grain Supplies
The unrelenting demand for more food has affected global grain stocks. For both corn and rice, stocks-to-use ratios remain near 30-year lows. Farmers’ yields must be improved to ensure an adequate world supply of food, and that requires proper soil nutrition.

The following discussion and analysis is the responsibility of management and is as of February 19, 2010. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

7 PotashCorp 2009 Financial Review
fact More Fertilizer Is Required
The science of food production has shown that proper fertilization is one of the crucial ways of ensuring the world can be fed. The importance of balanced fertility, which has been impeded in most major offshore markets by historical under-application of potash, was reinforced in 2009. The long-term nutrient imbalance was intensified as farmers reduced fertilizer applications and drew from nutrients remaining in the soil. In North America, which has traditionally emphasized good nutrient balance, excellent growing conditions and residual soil nutrients temporarily masked the effects of such practices, but yields of major crops declined in most other key growing regions.
1 Arable Land per Capita Is Shrinking
Rising population and urban and industrial expansion are encroaching on arable land. Forecasts suggest that by 2020 there will be barely 0.2 hectares per person for animal and crop production — about half of what was available in 1970 — but this land must produce almost three times as much food as was needed then. Proper fertility practices, quality seeds and modern agricultural techniques will all be crucial. Research has shown that more than 40 percent of food production can be attributed to adequate fertilization, making it a vital part of the agricultural equation.
2 Low Yields in Developing Countries Reflect Fertility Imbalance
Modern farmers understand the importance of fertilizer. In most developing regions, greater use of potash is especially important, since it works synergistically with nitrogen and phosphate and has historically been under-applied relative to them. Compared to the US, where nitrogen-to-potash applications have historically been more balanced at nearly 2.5:1, farmers in India use more than five times as much nitrogen relative to potash. Their grain yields are roughly one-third of the US average. With low crop yields in many developing countries, we expect potash to become increasingly important.
3 Strong Crop Prices Should Encourage Increased Production
With global grain stocks under continued pressure, prices for most major crops remain well above their 10-year averages. The FAO predicts that rising demand for agricultural commodities and insufficient investment in productive capacity and infrastructure, especially in developing countries, will keep prices above historical levels for years to come. We expect strong crop prices will encourage farmers to strive to achieve scientifically recommended nutrient balances in order to increase production.

COMPANY OVERVIEW	PotashCorp 2009 Financial Review 8
6 Keys to Understanding PotashCorp
The global development story spells out the need for a long-term commitment to achieving sustainable and balanced nutrient use around the world. Especially in developing nations, where soil nutrient imbalances limit yields, more fertilizer is needed to produce more crops. And that is where PotashCorp comes in.
1 Our Business Is Meeting World Need for Fertilizer
PotashCorp has built the world’s largest fertilizer enterprise by capacity on world-class potash resources, high-quality phosphate and nitrogen assets and strategic offshore potash investments.
Fertilizer sales were down in 2009 but still represented 60 percent of our total sales volumes and more than two-thirds of gross margin. Nearly half of all fertilizer sales volumes — including almost two-thirds of potash — went to offshore customers, primarily government agencies and private importers. North American retailers, cooperatives and distributors that provide storage and application services to farmers took approximately one-third of our 2009 potash fertilizer sales volumes, half of phosphate and three-quarters of nitrogen.

9 PotashCorp 2009 Financial Review
Fertilizers are mainly applied in spring and fall in both Northern and Southern Hemispheres. Customer purchases are influenced by fertilizer prices and crop profitability, choice of crop, soil quality and conditions, climate, weather, and government policies and subsidies. Among major world crops, corn, wheat and rice require all three nutrients, while soybeans need mainly potash and phosphate. Potash is particularly important to production of palm oil, fruits and vegetables.
We also produce high-quality feed supplements for animal nutrition (mainly P, some N) and industrial products for high-grade food, technical and other applications (N, P as phosphoric acid, K).
2 We Invest in Potash Because of Its Advantages
We consider potash the best fertilizer business because of its structural and market advantages compared to our other nutrients. Good deposits that are economical to mine are rare and barriers to entering the industry are high: bringing a new conventional mine to production requires significant upfront and continuing capital investment and, we believe, would take at least seven years for a 2-million-tonne mine. Limited government involvement and ownership mean business decisions are more likely driven by economics than politics.
3 We Are Primarily a Potash Producer
We began as a potash producer and, despite excellent phosphate and nitrogen businesses, potash — the quality nutrient — is still the heart of our company. Today we are the largest global producer by operational capability, with six large low-cost mines in Saskatchewan and New Brunswick and mineral rights at another Saskatchewan mine. Historically, potash has been the biggest contributor to our earnings, and even in 2009’s challenging conditions, it generated 71 percent of our gross margin.
Our interests in offshore potash-related businesses add depth to our global potash position. We have invested in Arab Potash Company Ltd. (APC) in Jordan, Israel Chemicals Ltd. (ICL) in Israel, Sociedad Quimica y Minera de Chile S.A. (SQM) in Chile and Sinofert Holdings Limited (Sinofert) in China.
4 Focused Strategies in Each Nutrient
Potash Provides Earnings Quality — Growth With Reduced Volatility
To maximize long-term value for our shareholders, we have for more than two decades followed strategies that seek to emphasize earnings growth and reduce the volatility inherent to the fertilizer business.
Since we believe potash has the greatest opportunity to enhance volumes and margins over the long term, we recognize it as the best place for us to invest and so stress a Potash First approach. Our long-time strategy of matching production to market demand helps reduce volatility in difficult markets such as occurred in 2009.
Phosphate and Nitrogen Add Strength and Depth
In our other nutrients, we focus on our unique strengths that lead to higher margins and less cyclicality.
As the most diversified global phosphate company, we leverage our high-quality rock to produce a flexible range of products that allows us to capitalize on changing market conditions. We make phosphoric acid for use in liquid and solid fertilizers, animal feed supplements and products used by industry, such as purified acid, and emphasize those products that offer the best returns with the least volatility.

COMPANY OVERVIEW	PotashCorp 2009 Financial Review 10
In nitrogen, we have unique strength in our Trinidad production, which has significant cost advantages because of its long-term, lower-cost natural gas contracts and proximity to US markets. Our US nitrogen production emphasizes industrial products, for which demand has historically been less seasonal than fertilizers.
In 2009, phosphate contributed 10 percent of our gross margin and nitrogen 19 percent. Fertilizer represented 65 percent of our phosphate sales volumes while feed and industrial customers, mainly in North and South America, took the remainder. In nitrogen, fertilizer represented 42 percent of sales volumes, and the remaining volumes served our industrial customers in North America and offshore.
5 We Expect Rising Potash Demand and Can Deliver
Preparing to Respond
PotashCorp is expanding potash operational capability significantly to meet the needs of growing offshore markets. By the end of 2013, we expect to have completed construction on projects that will bring our total annual capability to 17.1 million tonnes, all of which we anticipate will be operational by 2015.
We are continuing with these plans despite the temporary fall in global potash demand in 2009 because we believe the long-term drivers have not changed: strong economies in developing nations and rising world population will continue to create demand for more and better food. We know fertilizer is a crucial element in producing more food for more people from less land, and — with nutrient imbalances that must be addressed — we believe potash is the nutrient with the brightest future. With more mines and more brownfield capability than any other producer, we have the advantage of being able to bring on capacity in less time and at less cost than developing a greenfield mine.
Beyond our investment in new potash capacity, we continually seek to allocate our cash in ways that provide the greatest long-term return to our shareholders, with the goal that cash flow return exceed the cost of capital. We have declared dividends every quarter since we became publicly traded in 1989; in 2009, they totaled $118 million.
17.1 MMT
Operational capability available by 2015
L to R

Rob Jaspar Senior Vice President, Information Technology

Bill Doyle President and Chief Executive Officer

Jane Irwin Senior Vice President, Administration

11 PotashCorp 2009 Financial Review
Uniquely Positioned
Strong internal assets enable us to deliver on our value proposition and support our vision and strategy:
•	An experienced management team that can conceive, develop and implement long-term strategies and commit the company to them
•	A strong balance sheet with low debt to equity enables us to take advantage of strategic opportunities and withstand short-term business fluctuations
•	A skilled and productive workforce, motivated sales teams and an extensive transportation network to serve our target markets.
6 Our Core Values Are Key
Our core values define and guide the way we do business. They extend our responsibilities beyond financial performance and beyond the walls of our facilities. We strive to build support and understanding among stakeholders, focus on creating long-term value for our shareholders, deepen our relationships with customers and improve quality of life for our employees and the communities in which they live and work.
Phillip Riemer inspects equipment for screening potash at our Lanigan SK mine

FACTORS THAT SHAPED OUR BUSINESS IN 2009	PotashCorp 2009 Financial Review 12
1 Economic Crisis, Price Volatility Made Consumers Cautious
Despite the economic strength in many developing countries, the global crisis had a widespread effect. Economies contracted and uncertainty increased, resulting in volatile commodity markets and extreme consumer caution. Although prices for most grains remained well above historical levels, they were significantly below mid-2008 highs. By early 2009, prices for fertilizers, particularly nitrogen and phosphate, had also dropped. We believe these changes prompted farmers and fertilizer distributors to be much more risk-averse and cautious about spending cash during this period of uncertainty.
2 Decline in Fertilizer Use Was Unprecedented
In 2009, global consumption of all fertilizers fell by approximately 7 percent from the peak in 2007. Application of potash and phosphate fertilizers declined especially sharply, by more than 20 percent and about 10 percent, respectively. The decrease in potash was most severe in the US, where applications were down about 40 percent, while phosphate fertilizer consumption was down approximately 30 percent — the largest declines on record. Nitrogen fertilizer applications did not fall as much since nitrogen is not retained in the soil and must be replaced each season to prevent major yield loss. The under-application of potash — compared to scientifically recommended levels — that has historically prevailed in nearly every major offshore market worsened as farmers used nearly five times as much nitrogen as potash in 2009. This compares to a five-year average of just over three times as much nitrogen as potash in 2003-2007.
3 Global Potash Distributors Destocked Their Inventories
In 2009, potash buyers operated cautiously, carefully managing cash in a tough economic environment. Many distributors took large writedowns on nitrogen and phosphate inventories, and we believe they had a limited appetite for additional risk in the face of farmers’ caution. As a result, global potash sales declined to the lowest level in more than 35 years, with shipments to all markets totaling approximately 30 million tonnes, 42 percent below 2008 levels. Distributors met demand primarily with existing inventory and bought product only as needed, resulting in significant inventory reduction in nearly every major market.
4 World Soil Potash Levels Were Mined and Yields Reduced
World potash consumption declined sharply as farmers reduced applications and drew on potash remaining in the soil. Lower applications in most offshore markets further depleted soils already deficient in potassium, and this unsustainable practice contributed to lower yields in many growing regions.
In the US, a mature and advanced agricultural market, five states — Indiana, Illinois, Missouri, Iowa and Minnesota — account for approximately 40 percent of potash fertilizer consumption. In 2009, application rates in these states were well below the amount of

13 PotashCorp 2009 Financial Review
nutrients removed by the harvested crops. The application deficit increased most dramatically in Missouri, Iowa and Minnesota, where crops removed more than twice the amount of potash applied.
5 Potash Buyers Remained on the Sidelines
Settlements with China and India, the largest contract markets for potash, were delayed. India’s annual contract, which expired in March, was not settled until mid-July. Its imports in the second half reached record levels but for the entire year were slightly below the 2008 record. China’s annual contract expired in December 2008, and buyers relied on limited rail deliveries from Russia, domestic production and existing inventory. In late December, China signed a contract with a potash supplier.
Shipments to spot markets also slowed significantly. The North American market purchased 3.7 million tonnes, 60 percent less than in 2008, and Brazil and Southeast Asia imported 3.4 million and 2 million tonnes in 2009, respectively, down 48 percent and 61 percent from the previous year.
6 Potash Demand, Operating Rates Down but Margins Remained Strong
In response to the significant reduction in demand, the global potash industry operating rate fell to approximately 50 percent. This contrasted sharply with operating rates at or near full capacity before the economic downturn. Industry curtailments were estimated to be more than 25 million tonnes in 2009.
While prices for all fertilizer products fell, potash margins appeared to withstand the economic downturn considerably better than nitrogen and phosphate. We believe this illustrates the strong long-term fundamentals of the potash business, and the need for pricing to support new capacity.
7 Farmers Began to Engage Later in the Year
Farmers around the world were extremely cautious in the first half of 2009 as the global downturn kept them focused on cash preservation rather than return on investment. However, by the latter part of the year, this aversion to risk appeared to change.
India returned to the potash market in July and, soon after, Brazil cautiously began to purchase fertilizer for its key planting season in the fourth quarter. Despite a limited window for fall fertilizer application due to the delayed corn harvest, US farmers also seemed to be focusing again on economic returns and depleted soil nutrient levels, and exhibited more typical buying behavior for all three nutrients. While this was an important shift, fall fertilizer applications in the US were constricted by the late harvest and adverse weather conditions in the US, which likely means that fertilization was deferred to spring 2010.

FACTORS THAT SHAPED OUR BUSINESS IN 2009	PotashCorp 2009 Financial Review 14
8 India’s Demand for DAP Remained Strong
India’s DAP consumption has risen significantly since 2007, due to subsidies that kept fertilizer prices stable while crop commodity prices increased. Between 2000 and 2009, consumption grew at an average annual rate of 6.3 percent.
At the beginning of the decade, most of the DAP consumed in India was locally produced and less than 1 million tonnes a year was imported. In 2009, total DAP sales in India rose to more than 10 million tonnes, with more than 6 million tonnes of that supplied by imports.
9 Phosphate Product Prices, Input Costs Were Volatile
Despite India’s continued strong demand, global sales of phosphate products dropped drastically when the economic crisis hit in late 2008, reducing operating rates across the industry. Ammonia and sulfur prices remained well below 2008 levels. These lower input costs and slow demand weakened pricing, impacting producer margins. Prices for rock, which were near record highs at the beginning of 2009, weakened as operating rates for non-integrated producers fell and prices for solid phosphate fertilizer declined.
10 US Nitrogen Production Became More Competitive
US natural gas prices were relatively low in 2009 due to increased production of shale gas and weaker industrial demand. Lower gas prices made domestic nitrogen production more competitive with imports from major nitrogen-exporting regions. Western Europe and Ukraine are regions of higher-cost nitrogen production due to high natural gas costs, since a large percentage of their gas purchases are based on contract prices linked to oil. Nitrogen producers there were forced to take extended production curtailments.
11 Global Ammonia Trade Declined
Lower demand for ammonia as a feedstock to the industrial and phosphate sectors reduced world ammonia trade by 6 percent in 2009.
The US is the world’s largest ammonia importer, but its agricultural and industrial demand for this product fell in the weakened global economy of 2009. With lower demand and more competitive domestic production, its 2009 imports were 25 percent below 2008 levels. Asia’s ammonia imports rose slightly compared to 2008 due to the rapid recovery of its industrial sectors and strong requirements for phosphate production in India.

Potash
L to R

Daphne Arnason Vice President, Internal Audit

Garth Moore President, PCS Potash

John Hunt Vice President, Safety, Health and Environment

Potash SWOT
STRENGTHS
•	Can substantially raise capacity at a significant discount to and in less time than comparable greenfield capacity

•	Low-cost, flexible production with small percentage of fixed costs when operating at close to capacity

•	Per-tonne fixed costs and mining taxes decrease as sales volumes increase

•	Existing operations have significant reserves, resources and mine lives, and are located in geopolitically stable environments

•	Offshore investments add global reach and profitability

•	Depth and tested experience of management team

•	Substantial barriers to entry; economically mineable deposits are rare, capital costs are high and lead times are long

•	Few world producers, little government ownership

•	No known substitutes for potash
WEAKNESSES
•	High rail and ocean freight delivery costs for Saskatchewan potash; potential for transportation bottlenecks

•	Water inflow at our New Brunswick mine, and at Esterhazy SK where our mineral rights are mined by another company, increases costs and risks loss of production

•	Production costs exposed to Canadian dollar volatility

•	High Saskatchewan resource taxes and federal and provincial income taxes relative to global competitors
OPPORTUNITIES
•	Capacity additions could give us a larger share of a growing market

•	Rising global demand for food, coupled with the need to address nutrient imbalances in developing nations, could accelerate long-term growth expectations for potash consumption

•	Expansion of granular capacity to meet increasing demand for blended fertilizer in developing markets
THREATS
•	Upward pricing trend may attract competitor greenfield projects

•	Demand can be temporarily affected by volatile crop prices causing changes in consumption patterns

•	Our strategy of matching production to market demand means PotashCorp can be disproportionately affected by market weakness, particularly in the short term fact the world needs fertilizer

15 PotashCorp 2009 Financial Review	POTASH
OVERVIEW
The Potash Business: The Simple Things That Matter
Potash Has Unique Advantages
We believe structural and market advantages make potash stand out among the primary nutrients.
Economically Mineable Potash Deposits Are Rare
Only 12 countries have significant production. High-quality, economically mineable reserves are geographically concentrated; the Canadian province of Saskatchewan has approximately half of estimated global reserves. Together, Canada, Russia and Belarus account for just over two-thirds of world production capacity and more than 80 percent of estimated reserves.
Significant Cost and Time to Build New Capacity
Even with mineable reserves, the cost and time to build a new mine make entry into the potash business risky. Building a conventional 2-million-tonne mine in Saskatchewan would require an estimated CDN $2.8 billion in upfront capital, excluding investment in roads, rail, utilities, port facilities and other infrastructure outside the plant gate — and the potential purchase of deposits — that could increase the cost significantly. From the start of construction, we believe it would take at least seven years to achieve full production capacity. Although cost and time for a solution mine may be slightly less, reliance on natural gas for production could result in significantly higher operating costs.
Few Producers and Limited Government Ownership
There are few global producers and government ownership in the business is low. Most potash companies are publicly owned and traded, and therefore more likely to make business decisions for economic rather than political reasons. Government ownership is significant only in Belarus, where the economy and GDP growth depend heavily on potash sales in US dollars.
Long-Term Growth in Demand Requires New Supply
World consumption of potash grew by 3.6 percent per year through the decade before the decline during the global economic crisis of 2008-2009. In the four major offshore markets — China, India, Brazil and Southeast Asia — annual consumption grew by 7.5 percent in that period. We believe strong growth will continue as farmers, striving to satisfy the rising global demand for food, try to increase productivity on a declining per-capita arable land base. Continuing efforts by developing countries to address yield-limiting nutrient imbalances will further increase demand for potash, and we are confident that new supply will be required.
Before the economic downturn, high operating rates were common in the industry and many producers announced brownfield expansion and debottlenecking projects to provide the incremental tonnes that could temporarily satisfy growing demand. However, there are limits to the availability of brownfield supply, and we expect the world will need greenfield mines within a decade.
SNAPSHOT OF POTASH

Strategies	Risks	Mitigation	Capability to Deliver

As demand grows, bring on capacity at much lower cost than greenfield	Potential for reduced prices if supply rises faster than consumption or if demand is insufficient to consume new capacity	Pace internal growth to rising market demand, and match production to demand Work with partners to ensure adequate transportation infrastructure	Four expansion projects completed, four underway, contributing to 17.1 MMT of operational capability by 2015

	Short-term distribution problems could adversely affect sales		Canpotex and PotashCorp expanding distribution system capability

Match production to market demand to enhance stability	Lost production, higher per-tonne operating costs	Structure operations so majority of costs are variable, and production can be varied economically	Of total potash operating costs, approximately 70% are variable when producing at close to operational capability

POTASH	PotashCorp 2009 Financial Review 16
PotashCorp: The Simple Fact Is We Focus on Potash
Unmatched Assets, Greatest Opportunity for Growth
Already the world’s largest potash company by operational capability, PotashCorp is confidently expanding to prepare for future demand. Our extensive reserves and infrastructure mean we can add brownfield capacity that costs considerably less than greenfield. We began to do so in 2005 and expect to have nearly doubled our operational capability to 17.1 million tonnes by 2015 with a total investment of more than CDN $7 billion.
When we determine that a greenfield project is appropriate, we have property at Bredenbury, Saskatchewan where geological exploration is well advanced, complete with previously drilled potential shaft pilot holes.
We are also expanding our compaction capacity to produce more granular potash, a premium product used in sophisticated agricultural markets and, increasingly, in developing nations. We believe it is the future of global farming practices, as the larger particles can be easily blended with solid nitrogen and phosphate fertilizers for consistent application. Although more costly to produce, granular products provide higher margins and add flexibility to our potash operations.
Leveraged to Offshore Growth
Despite the economic situation in 2009 that led us to temporarily curtail a significant amount of our production, we maintain our belief that global demand for potash will return, and rise over the long term. We expect most of that growth will be in offshore markets, particularly developing nations that are increasing their use of potash to improve soil nutrient balance and crop quality. We have positioned our company so we can respond efficiently and effectively to these growing offshore markets.
Traditionally, these countries have taken about two-thirds of our potash for application on corn, rice, wheat, soybeans, oil palm, sugar, rubber, bananas, oranges, coffee and other crops. In 2009, 57 percent of our potash went to offshore fertilizer markets, mainly to India, Brazil and Southeast Asia. North American agriculture took 29 percent.
Industrial sales made up a larger than normal percentage of total sales volumes in 2009 — about 14 percent — compared to the more typical 6 percent in 2008.
Strategic Investments Add Value, Broaden Our Enterprise
PotashCorp has invested in four potash-related companies around the world that give us strategic opportunities and enhance our bottom line. We benefit from their ability to deliver at low cost into key offshore growth markets. At December 31, 2009, the market value of our investments in these companies was $7.3 billion, which equates to approximately $24 per PotashCorp share.
Sociedad Quimica y Minera
We began in 2001 to acquire a position in SQM, the world’s leading producer of specialty plant nutrition products, lithium and iodine, and now have 32 percent ownership and the right to designate three of its eight directors. With a current annual potash capacity of 1.4 million tonnes and plans to raise it to 1.7 million tonnes by 2012, SQM is the largest potash producer in South America and uniquely positioned to serve this key market.

17 PotashCorp 2009 Financial Review
Arab Potash Company
We began purchasing shares in APC, a low-cost potash producer in Jordan, in 2003, and are now the largest shareholder with a 28 percent interest. We hold three of 13 board seats and appoint the top four management positions. APC harvests potash from the Dead Sea, with approximately 2 million tonnes of annual capacity, and plans to increase this capacity by 0.5 million tonnes in 2010. With its logistical advantage in delivering to India, China and Southeast Asia, APC increases our ability to participate in these growing markets.
Israel Chemicals Ltd.
A supplier of potash and phosphate fertilizers to most major markets, ICL has approximately 5.7 million tonnes of annual potash capacity and plans to increase this by 0.5 million tonnes by 2011. It is also a large producer of elemental bromine and magnesium. It has concessions to extract minerals from the Dead Sea and owns rights to mine phosphate in the Negev Desert. PotashCorp began buying ICL shares in 1998, and we have 14 percent ownership, with no board seats. Like APC, ICL has logistical advantages in serving key Asian markets.
Sinofert Holdings Limited
Sinofert is the largest fertilizer importer and distributor in China, supplying more than half of the imports into the world’s largest fertilizer market. The majority of its earnings come from importing and selling potash. Sinofert owns approximately 18 percent of Qinghai Salt Lake Potash Company, China’s largest potash producer, and distributes about half of its 2.2 million tonnes of annual production. Limited internal production restricts potash investment opportunities in China, but Sinofert’s extensive distribution network provides us with market insight and a foothold in this key market. PotashCorp first invested in Sinofert in 2005 and now owns 22 percent, and appoints two of seven board seats.
Offshore Sales and Logistics
PotashCorp is the largest supplier (54 percent) to Canpotex Limited (Canpotex), which represents the three Saskatchewan potash producers (PotashCorp, Mosaic, Agrium) in offshore markets. It competes with global marketing agencies such as Belarusian Potash Company (for Belaruskali and Uralkali) and International Potash Company (for Silvinit), and producers such as ICL and K+S, in the key markets of China, India, Brazil and Southeast Asia. Canpotex sells our Saskatchewan potash offshore through West Coast terminal at Vancouver BC and Portland OR. Our New Brunswick facility is near a port on Canada’s East Coast, and has logistical advantages in supplying Brazil and other Latin American countries. Offshore sales of its production are handled by PCS Sales.
Large offshore customers use varied purchasing methods:
•	China has historically bought from Canpotex under calendar-year price and volume contracts;

•	Japan, Korea and Taiwan buy from Canpotex under six-month price and volume contracts;

•	India has traditionally bought from Canpotex under six- to 12-month price and volume contracts;

•	Brazil buys from Canpotex and PCS Sales on the spot market;

•	Southeast Asian countries, including Malaysia, Indonesia, Vietnam, Thailand and the Philippines, buy from Canpotex on the spot market.

POTASH	PotashCorp 2009 Financial Review 18
By marketing through Canpotex, PotashCorp benefits from economies of scale provided by its extensive distribution system, lowering transportation costs, which can be considerable when shipping from Canada’s interior.
Typically, only 25-35 percent of Canpotex volumes are purchased by customers (China being the main one) that buy at the port where the product is loaded and pay their own ocean freight (FOB). The majority buy on a delivered (CFR) basis, with Canpotex paying the ocean and rail freight. Thus, freight rates can affect margins.
North American Sales and Logistics
We sell to customers in the United States from New Brunswick and Saskatchewan, particularly from our Rocanville facility, which is just 95 miles from the border. North American customers — primarily wholesalers, retailers and cooperatives that purchase on the spot market from PCS Sales — buy mainly on a delivered basis. We do not sell directly to farmers. We own or lease more than 100 distribution points in the US, giving us one of the most extensive domestic distribution networks in the business.
Global and North American Competitors
China, India, Brazil and Southeast Asia are the principal markets for both Canpotex and former Soviet Union (FSU) producers. FSU producers also ship into the European Union. K+S customers are primarily in Europe and Brazil, while ICL ships to India, China, Southeast Asia, Brazil and Europe.
We compete in North America with Mosaic, Agrium and Intrepid and with offshore imports primarily from the FSU.
Our people, like Dean Lothammer at our Lanigan SK potash mine, focus on safe and efficient management of our resources

19 PotashCorp 2009 Financial Review
POTASHCORP’S STRATEGY
Building Capacity to Match Rising Demand
We created our world-class potash company with strategic purchases that first consolidated our Saskatchewan base and then added an operation in New Brunswick, the only potash facility on Canada’s East Coast. Subsequently, we made offshore investments that added to our global enterprise and contributed to our bottom line.
History has demonstrated that the demand for potash rarely rises in a straight line, but we believe the long-term upward trend is evident. Although some companies have announced the deferral of expansion projects during the recent economic turmoil, we see an opportunity to enhance our competitive position and are increasing our capacity to meet the expected growth in world demand.
Produce to Meet Market Demand
To protect the value of our investment, we have for more than 20 years successfully followed a strategy of matching production to market demand in an effort to minimize downside risk. We held to this strategy amidst the global downturn in 2009. We instituted temporary layoffs or redeployed workers to our expansion and debottlenecking projects where possible, to help retain our quality workforce.
Even though fluctuations in sales volumes can result when temporary events affect buying patterns, we believe our strategy conserves the long-term value of our resources and has served our stakeholders well.

fact
Potash increases plant tolerance
to drought and disease/insect resistance,
while improving food taste and nutritional value

POTASH	PotashCorp 2009 Financial Review 20
CAPABILITY TO DELIVER
We Will Be Ready When the World Calls for Potash
With continuing demand growth and limited capacity reinvestment, potash operating rates rose over recent years, nearing maximum levels in 2007. We believe the industry shifted by 2003 from one defined for decades by excess capacity to one that would likely be supply-challenged for years to come. To prepare for this growing demand, we began planning a series of expansion and debottlenecking projects, and remain committed to this program.
Construction was completed between 2005 and 2009 on our first round of projects at our Rocanville, Allan, Lanigan and Patience Lake operations in Saskatchewan at a cost of CDN $0.9 billion. Nearly all of the incremental capacity provides compaction capability, enabling us to produce additional granular product.
Four more projects are underway: a debottleneck/expansion at Cory, an expansion at Allan, a larger replacement mine and expanded mill at New Brunswick and a mine and mill expansion at Rocanville. These projects will increase our operational capability at a cost of CDN $6.5 billion. Construction is expected to be completed in 2010 (Cory I), 2011 (New Brunswick), 2012 (Allan, Cory II) and 2013 (Rocanville).
When construction is complete, each facility is expected to begin a ramp-up period that can take more than two years. A large, complex mill must be commissioned. Equipment, including mining machines, bins and conveyor systems, must be lowered to the mining level, assembled and positioned. Maintenance shops must be cut and set up to serve the underground workings.

	Standard Capacity*
	Expansions/	Investment
Facility	Debottlenecking	(Billions $CDN)

Construction Projects Completed
Rocanville	0.75 MMT	$0.13
Allan	0.40 MMT	$0.21
Lanigan	1.50 MMT	$0.41
Patience Lake	0.36 MMT	$0.11

Projects in Progress
Cory I	1.20 MMT	$0.90
New Brunswick	1.20 MMT	$1.66
Allan	1.00 MMT	$0.55
Cory II	1.00 MMT	$0.54
Rocanville	2.70 MMT	$2.80

*	Includes, as applicable, both bringing back previously idled capacity and expansions to capacity and does not necessarily reflect current operational capability
These expansions are expected to raise our operational capability to 17.1 million tonnes at a total cost of more than CDN $7 billion. We expect they will be fully ramped up by the end of 2015, provided market conditions warrant.
Investing in the Transportation and Distribution Infrastructure
Our rising operational capability and the need to meet increasing world demand require us to invest in transportation and distribution infrastructure and ensure close cooperation with our rail transportation partners. Internally, we continue to optimize our industry-leading distribution network in North America with predictable, consistent mine loading and delivery schedules. As part of our capacity expansion program, we are investing in storage and loadout capability to handle increasing production and better meet customer demand.
To serve offshore markets, Canpotex is expanding its existing facility in Vancouver BC and finalizing plans to build new terminal capacity on Canada’s West Coast. Completion of these projects should enable the marketing agency to move approximately 24 million tonnes of potash annually, nearly double its current capability.
Canpotex continues to invest in new railcars to facilitate potash movement, adding 398 in 2009 for a total of approximately 5,500. To serve the North American market, PotashCorp owns or leases approximately 3,500 potash railcars.
Our contract with Canadian National Railway expires in mid-2010, and we are negotiating a new contract with Canadian Class I carriers. The Canpotex contract with CP Rail extends to 2012.
PotashCorp is a shareholder in Perola S.A., a joint-venture dry bulk terminal in Brazil, and we use the bulk fertilizer terminal it leases at the Port of Santos.
Our Production Relies on Skilled Labor
Labor typically represents about 20-25 percent of our costs of potash production. As of 2009, our potash mine employees had an average of 12.9 years of experience. Our Saskatchewan operations at Allan, Cory, Lanigan and Patience Lake are unionized. Our Rocanville workers belong to the Rocanville Potash Employees Association. Our New Brunswick mine is not unionized.
In 2009, collective agreements were signed by workers at Lanigan and Rocanville that run through January 31, 2012 and May 31, 2012, respectively. Contracts at Allan, Cory and Patience Lake expire on April 30, 2011.

21 PotashCorp 2009 Financial Review
RISKS TO OUR POTASH STRATEGY
We pay particular attention to risks associated with our potash strategy, and act quickly to mitigate them. We considered the following risks to have the greatest potential impact in 2009:
New Supply Creates Market Imbalance
Rising prices have encouraged potash producers to increase production through expansions. If supply increases faster than world consumption, prices could be depressed for a prolonged period, negatively affecting our financial performance. While we anticipate that long-term growth in consumption will require increased supply, fluctuations in demand are characteristic of this market. We attempt to mitigate this risk and protect our margins by producing to meet market demand.
Global Demand Insufficient to Consume PotashCorp Capacity
We are preparing for an anticipated increase in world potash demand by investing more than CDN $7 billion in expansion and debottlenecking projects that we expect to be completed over the period 2005-2015. As this capacity becomes available, we believe we can capture a significant share of the expected demand growth, further strengthening our potash position and adding long-term shareholder value.
If our estimates of future potash demand prove to be overstated, our return on this investment would be lower than expected due to lower earnings and the related opportunity cost of outlaying significant capital before it was needed. Because we are able to operate profitably at reduced rates, we mitigate this risk somewhat by matching our production to market demand.
Lack of Adequate Transportation and Distribution Infrastructure
We rely on a complex transportation and distribution infrastructure of railcars, barges, ocean freightliners, and warehouse and port storage facilities to deliver potash to our customers quickly and efficiently. Short-term problems — such as railcar shortages, slow turn times and disruptions such as strikes, derailments or adverse weather — could lead to customer dissatisfaction, loss of sales and higher distribution costs, making it difficult to achieve our growth plans.
We attempt to mitigate this risk by working internally or through Canpotex to ensure sufficient investment is made in transportation and distribution infrastructure to help potash move as smoothly as possible.
Underground Mines Face Particular Risks
Water-bearing strata that carry the risk of water inflow often exist in the vicinity of underground mines. We are successfully managing water inflows at our New Brunswick operation, while our other conventional mines currently have no significant water inflows. At Esterhazy, where our mineral rights are mined by another producer under a mining and processing agreement, water inflows are being managed.
All mining companies face the risk of unexpected rock falls that can result in life-threatening injuries. We utilize mining machine canopies to protect our workers, and our earth sciences group is working to develop ground-penetrating radar to help detect the anomalies that can lead to rock falls. Advanced geoseismic monitors record micro-events and provide information to help predict falls.

POTASH	PotashCorp 2009 Financial Review 22
Potash Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne[1]			(Decrease)
	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008

Sales	$1,315.8	$4,068.1	$1,797.2	(68)	126
Freight	58.5	167.3	178.1	(65)	(6)
Transportation and distribution	35.3	42.1	39.1	(16)	8

Net sales	$1,222.0	$3,858.7	$1,580.0	(68)	144

Manufactured product
Net sales
North American	$506.8	$1,307.5	$656.9	(61)	99	1,093	2,962	3,471	(63)	(15)	$463.74	$441.38	$189.26	5	133
Offshore	698.9	2,526.8	909.6	(72)	178	1,895	5,585	5,929	(66)	(6)	$368.84	$452.43	$153.41	(18)	195

	1,205.7	3,834.3	1,566.5	(69)	145	2,988	8,547	9,400	(65)	(9)	$403.56	$448.60	$166.65	(10)	169
Cost of goods sold	466.2	783.8	658.8	(41)	19						$156.07	$91.69	$70.09	70	31

Gross margin	739.5	3,050.5	907.7	(76)	236						$247.49	$356.91	$96.56	(31)	270

Other miscellaneous and purchased product
Net sales	16.3	24.4	13.5	(33)	81
Cost of goods sold	25.4	19.4	8.9	31	118

Gross margin	(9.1)	5.0	4.6	n/m	9

Gross Margin	$730.4	$3,055.5	$912.3	(76)	235						$244.44	$357.49	$97.05	(32)	268

Note 19 to the consolidated financial statements provides information pertaining to our business segments.

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

n/m = not meaningful
Potash gross margin variance attributable to: Dollars (millions)

	2009 vs 2008
	Change in	Change in Prices/Costs
	Sales		Cost of
	Volumes	Net Sales	Goods Sold	Total

Manufactured product
North American	$(716.7)	$24.4	$(23.9)	$(716.2)
Offshore	(1,462.1)	(158.4)	25.7	(1,594.8)
Change in market mix	0.7	(0.6)	(0.1)	—

Total manufactured product	$(2,178.1)	$(134.6)	$1.7	(2,311.0)
Other miscellaneous and purchased product				(14.1)

TOTAL				$(2,325.1)

23 PotashCorp 2009 Financial Review
POTASH PERFORMANCE: 2009 vs 20081

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▼	Price increases in key offshore markets carried over from 2008 to the first half of 2009 were more than offset by price declines in many markets subsequent to the contract settlement with India in the third quarter of 2009.

▲	Average North American realized prices up as 2008 price increases largely carried over into the first half of 2009 and US list price reductions were not introduced until the third quarter of 2009.

▼	Substantial consumption drop pressured pricing, and fixed transportation and distribution costs were spread over fewer sales tonnes.

▼	North American prices affected by the high proportion of industrial volumes relative to fertilizer.
Sales Volumes
▼	Worldwide volumes were weak. Customers continued to be cautious, resulting in an unprecedented decline in potash sales volumes. Buyers purchased primarily just-in-time, working through inventories and reducing fertilizer applications.

▼	Canpotex did not sign a contract with China in 2009. China’s imports from international potash suppliers declined by an estimated 60 percent year over year due to higher opening inventories, reduced potash consumption and higher domestic production. Although imports and consumption declined from 2008, India began restocking mid-2009 and took more tonnes from Canpotex than any other region.
Cost of Goods Sold
▲	Reduced brine inflow management costs with stable brine inflow rate at New Brunswick caused offshore cost variance to be positive (production mainly sold in the offshore markets).

▼	All per-tonne costs were exacerbated by fewer production tonnes over which to allocate costs.

▼	Labor costs higher due to increased staffing levels, and due to increased wages that resulted from new union contracts signed at the end of 2008.

▲	Strike-related costs incurred in 2008, not in 2009.

▼	Royalty costs higher due to higher average North American list prices per tonne for much of the year.

▲	The Canadian dollar weakened relative to the US dollar.

POTASH	PotashCorp 2009 Financial Review 24
Canpotex sales to major markets were as follows:

	Percentage of Annual Sales Volumes			Increase (Decrease)		% Increase (Decrease)
	2009	2008	2007	2009	2008	2009	2008

China	6	13	26	(7)	(13)	(54)	(50)
India	32	16	10	16	6	100	60
Other Asian countries	43	39	33	4	6	10	18
Latin America	13	25	26	(12)	(1)	(48)	(4)
Oceania and Europe	6	7	5	(1)	2	(14)	40

	100	100	100

2008 vs 20071

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▲	Record 169 percent increase in realized sales prices caused by tight market supply and higher crop commodity prices for most of 2008.

▲	Significantly increased prices to China, Brazil, India and Southeast Asia over 2007.

▲	Driven by low global grain stocks and record-setting crop prices in key emerging markets, offshore price increases outpaced those in North America, particularly in the first half of 2008 (first time since 2002).
Sales Volumes
▼	Available supplies limited by labor disputes at three of our mines while demand fell due to the start of the global economic crisis in late 2008.

▲	Pattern of offshore potash shipments altered in 2008 by a late contract settlement between Canpotex and China. India benefited from China’s late entry to the market, receiving nearly 60 percent more potash from Canpotex than in 2007.

▼	North American sales volumes fell as farmers mostly passed on a fall application due to the late harvest and unfolding global economic concerns.
Cost of Goods Sold
▼	Royalties increased due to higher sales prices.

▼	Higher brine inflow costs at New Brunswick.

▼	Strike-related costs in 2008 compared to none in 2007.

▼	Stronger Canadian dollar in 2008 compared to 2007.
Potash Production (million tonnes KCI)

	Nameplate	Operational	Production			Mine Site
	Capacity[1]	Capability (2010)[2]	2009	2008	2007	Employees

Lanigan SK	3.828	3.600	0.702	2.141	1.907	509
Rocanville SK	3.044	2.800	0.949	2.834	2.647	395
Allan SK	1.885	1.800	0.686	1.093	1.744	349
Cory SK	1.361	0.800	0.416	0.420	0.768	344
Patience Lake SK	1.033	0.500	0.101	0.282	0.257	80
Esterhazy SK3	1.313	0.943	0.276	1.125	1.043	0
New Brunswick NB	0.800	0.800	0.275	0.802	0.793	337

TOTAL	13.264	11.243	3.405	8.697	9.159	2,014

[1]	Includes, where applicable, previously idled capacity that can be brought into operation with capital investment (debottlenecking projects).

[2]	Estimated annual achievable production levels.

[3]	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a mining and processing long-term agreement. For calendar year 2010, our production allocation, subject to any force majeure conditions, is 0.943 million tonnes.

Phosphate
L to R

David Delaney President, PCS Sales

Joe Podwika Senior Vice President, General Counsel and Secretary

Tom Regan President, PCS Phosphate and PCS Nitrogen

Phosphate SWOT
STRENGTHS
•	High-quality, low-cost phosphate rock in significant quantity provides cost advantage over non-integrated producers

•	Permit to mine for more than 30 years at Aurora NC

•	Ability to direct rock with low levels of impurities to diversified product line to optimize margins and reduce volatility

•	Mining near processing facilities provides cost advantage over North American competitors

•	Strong position in North American purified acid, feed phosphate and liquid fertilizer markets
WEAKNESSES
•	Transporting ammonia to solid fertilizer plants is becoming more difficult and costly

•	Higher sulfur and ammonia costs can negatively impact margins

•	Plants with high fixed costs may not perform profitably at lower operating rates
OPPORTUNITIES
•	Balanced phosphate rock, phosphoric acid and solid fertilizer fundamentals expected in the medium term

•	Few companies with rock of sufficient quality to profitably produce purified acid

•	Potential for non-integrated producers to curtail production due to higher rock costs
THREATS
•	Significant government control in global phosphate supply and consumption decisions

•	High barriers to exit because of significant environmental restoration and remediation costs

•	Extensive environmental and permitting requirements
fact the world needs fertilizer

25 PotashCorp 2009 Financial Review	PHOSPHATE
OVERVIEW
The Phosphate Business: The Simple Things That Matter
Success Begins With Quality Rock
Almost 30 countries produce phosphate rock, with China, the US and Morocco the largest producers, together accounting for two-thirds of world production. Morocco alone typically accounts for more than 40 percent of exports.
Approximately 30 percent of global phosphate producers have no rock supply and rely on imports or domestic purchases. Although prices for phosphate rock have declined from 2008 historical peaks, non-integrated producers face costs for this basic feedstock well above historical levels and much higher than those of producers with their own supply.
Market Structure May Encourage Volatility
While phosphate is less of a pure commodity business than nitrogen, it still has many producers and considerable government ownership with operating philosophies that may maximize production at the expense of profitability. As a result, the phosphate marketplace has historically been volatile, as seen in late 2008 when customers and farmers deferred purchases during the economic downturn and pricing declined substantially. Solid fertilizer, which accounts for approximately two-thirds of world phosphoric acid use, was most affected.
India and China play significant roles in the phosphate marketplace, as consumer and producer respectively. With limited domestic rock reserves, India is the world’s largest phosphate importer. Depending on price, it buys phosphate rock and phosphoric acid to process into solid fertilizers, and also buys finished products. China consumes most of its production to meet its significant internal demand. Changing export tax policies and international price levels play an important role in determining its export volumes, making it a wild card in phosphate markets.
Changing Costs of Raw Materials
High-quality, low-cost rock and sulfur are the key inputs in phosphoric acid production, and ammonia is also required to make solid fertilizers. While costs for all inputs in 2009 remained well below their 2008 peaks, their volatility can affect the prices and profitability of phosphate products. As prices for inputs rise, product prices typically follow, but the time lags between when the inputs are used and when the products are sold can also affect profitability.
Limited Growth in Phosphate Capacity in the Near Future
Despite depressed demand and prices in 2009, we believe that phosphate fundamentals show medium-term promise. While expansions are expected in China, Brazil, Morocco, Tunisia and Jordan, global capacity is not likely to grow significantly until Saudi Arabia’s Ma’aden project is completed and its phosphoric acid and DAP plants are ready to operate in 2012. With little immediate capacity growth, increased demand is expected to keep global phosphate markets relatively balanced in the near term.
PotashCorp: The Simple Fact Is We Are Flexible
Our Rock Makes Product Diversification Possible
High-quality phosphate rock at Aurora gives PotashCorp the flexibility to produce the broadest phosphate product range in the industry. Low levels of impurities enable us to optimize our phosphoric acid to produce the most profitable combination of products used by industry and in food and beverages, feed supplements for livestock and poultry, and solid and liquid fertilizers. This ability to diversify downstream production in response to market demand enables us to get the optimum benefit from our phosphoric acid, while reducing exposure to market volatility and fertilizer cyclicality.
Greater Stability Provided by Feed and Industrial
Historically, feed and industrial sales have been less seasonal and cyclical than fertilizer sales, increasing the quality of earnings in these
SNAPSHOT OF PHOSPHATE

Strategy	Risk	Mitigation	Capability to Deliver

Optimize product mix to maximize gross margin and reduce volatility	Short-term cyclicality due to fluctuations in demand, cost volatility, availability of supply and government involvement in the industry	Leverage strengths in less- cyclical industrial and feed products; optimize fertilizer operations to minimize production costs	New permits at Aurora allow for more than 30 years of mining Completed a new sulfuric acid plant in 2009 that will enable productive capability to meet stated phosphoric acid capacities
POTASHCORP 2009 FINANCIAL REVIEW   25

PHOSPHATE	PotashCorp 2009 Financial Review 26
segments. While 2008 offered exceptional returns for companies leveraged to solid fertilizer markets, the value of our diversified product offering in a difficult 2009 was apparent.
Industrial products used in soft drinks, food additives, metal treatment and other areas generated the majority of our phosphate gross margin in 2009. Our wet process technology and high-quality rock at our Aurora facility make us a major purified phosphoric acid supplier. The US is our primary market for industrial phosphate products, but rising incomes in developing countries are driving growth in offshore demand, creating potential export opportunities in the future.
Our feed business benefits from a competitive edge in producing DFP for poultry due to Aurora’s high-quality rock. We are one of the largest producers of dical and monocal, which are used primarily in beef, poultry and pork production. Our primary customers are US bulk feed producers while Latin America and Asia are our largest offshore markets.
Phosphate Sales and Logistics
Approximately 60 percent of our phosphate sales are in North America, where we typically benefit from higher realized prices, given our proximity to end customers. Sales are made on a spot or contract basis, depending on the product. PCS Sales handles our North American business, while PhosChem, a US marketing association that also includes Mosaic, sells our phosphate fertilizers offshore. PCS Sales handles our feed and industrial sales in all markets.
Global and North American Competitors
OCP is our major offshore fertilizer competitor, while we compete in North America with Mosaic, CF Industries, Mississippi Phosphates, Simplot, Agrifos and Agrium. Innophos, ICL and Chinese imports vie with us for North American industrial sales, and Mosaic and Chinese producers compete with us in both markets for feed sales.
POTASHCORP STRATEGY
Use Our Product Flexibility to Maximize Returns and Stability
We strive to allocate our phosphoric acid to the most profitable combination of phosphate products, which may change from year to year. This flexibility is particularly valuable because it enables us to respond to market demand, maximize gross margin and enhance earnings stability.
When market conditions do not support production levels and expected returns are low, we may opt to limit production of our non-renewable rock resource. In 2009, we permanently reduced operations and staffing levels by approximately 20 percent at our White Springs FL facility.
CAPABILITY TO DELIVER
Delivering Product Diversity
In 2009, we obtained permits from the US Army Corps of Engineers that allow us to mine reserves for more than 30 years at Aurora, our largest phosphate operation.
We completed construction of a new $260 million sulfuric acid plant at Aurora in 2009. It will enable productive capability to meet stated annual phosphoric acid capacities without purchasing sulfuric acid, so we can make downstream products in an optimal combination.

27 PotashCorp 2009 Financial Review
RISK TO OUR PHOSPHATE STRATEGY
Cyclicality
Short-term cyclicality due to fluctuations in demand, cost volatility and availability of supply have historically increased phosphate risk. Phosphate volatility has been higher as a result of significant involvement by governments, which typically follow operating philosophies that maximize production at the expense of profitability. Increased competitive supply of solid fertilizer may outpace growth in world consumption over the next few years, potentially depressing prices and affecting our phosphate margins. We mitigate this risk through diversification by leveraging our strengths in less cyclical industrial and feed products and streamlining fertilizer operations to minimize production costs.
Dragline equipment in White Springs FL

PHOSPHATE	PotashCorp 2009 Financial Review 28
Phosphate Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne[1]			(Decrease)
	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008

Sales	$1,374.4	$2,880.7	$1,637.1	(52)	76
Freight	83.4	101.1	112.4	(18)	(10)
Transportation and distribution	37.9	39.4	33.4	(4)	18

Net sales	$1,253.1	$2,740.2	$1,491.3	(54)	84

Manufactured product
Net sales
Fertilizer — liquids	$235.2	$734.6	$283.4	(68)	159	791	893	983	(11)	(9)	$297.53	$823.17	$288.37	(64)	185
Fertilizer — solids	354.2	996.8	607.5	(64)	64	1,182	1,069	1,623	11	(34)	$299.51	$932.44	$374.22	(68)	149
Feed	260.0	492.9	272.7	(47)	81	531	654	814	(19)	(20)	$489.78	$753.90	$335.03	(35)	125
Industrial	386.6	471.0	277.4	(18)	70	551	706	731	(22)	(3)	$701.62	$666.97	$379.47	5	76

	1,236.0	2,695.3	1,441.0	(54)	87	3,055	3,322	4,151	(8)	(20)	$404.60	$811.50	$347.14	(50)	134
Cost of goods sold	1,144.1	1,591.3	1,019.5	(28)	56						$374.52	$479.17	$245.60	(22)	95

Gross margin	91.9	1,104.0	421.5	(92)	162						$30.08	$332.33	$101.54	(91)	227

Other miscellaneous
and purchased product
Net sales	17.1	44.9	50.3	(62)	(11)
Cost of goods sold	5.2	34.4	39.0	(85)	(12)

Gross margin	11.9	10.5	11.3	13	(7)

Gross Margin	$103.8	$1,114.5	$432.8	(91)	158						$33.98	$335.49	$104.26	(90)	222

Note 19 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
Phosphate gross margin variance attributable to: Dollars (millions)

	2009 vs 2008
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Fertilizer—liquids	$(51.9)	$(415.5)	$99.5	$(367.9)
Fertilizer—solids	61.8	(747.0)	164.5	(520.7)
Feed	(38.8)	(141.0)	(1.6)	(181.4)
Industrial	(52.7)	19.1	91.4	57.8
Change in product mix	(41.3)	41.3	0.1	0.1

Total manufactured product	$(122.9)	$(1,243.1)	$353.9	(1,012.1)
Miscellaneous and purchased product				1.4

TOTAL				$(1,010.7)

29 PotashCorp 2009 Financial Review
PHOSPHATE PERFORMANCE: 2009 vs 20081

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▼	All major phosphate product prices, except industrial, decreased due to lower demand and input costs throughout 2009.

▲	Industrial prices increased as a result of certain contracts based on prior year input costs, which were significantly higher in 2008.
Sales Volumes
▲	Fertilizer sales volumes fell markedly during the first three quarters due to customer uncertainty about prices, planting decisions, weather delays and a late-fall harvest. North American solid and liquid fertilizer customers managed purchases and worked through inventory levels, buying only as much as needed in an effort to minimize risk. Solid and liquid fertilizer demand rebounded in the fourth quarter of 2009 as North American and offshore customers began to restock, supported by increased farmer application rates and constructive commodity prices.

▼	Demand for feed products declined in 2009 due to weak economics in the beef, pork and poultry industries and increased use of substitute feed supplements.

▼	Industrial sales volumes fell in 2009 due to a slowdown in demand for purified phosphoric acid used for food (e.g., soft drinks, vegetable oils, salad dressings) and other commercial purposes (e.g., cleaning compounds, metal finishing, aluminum brightening).
Cost of Goods Sold
▲	Lower sulfur costs (61 percent) and lower ammonia costs (19 percent) were partially offset by fixed costs being allocated over fewer tonnes (due to reduced operating rates at both our White Springs FL and Aurora NC operations).

▼	Feed had a negative cost variance due to a higher allocation of fixed costs (as a result of liquid fertilizer production volumes falling significantly and feed being the highest volume product at our White Springs plant, which was shuttered for a portion of 2009), partially offset by a reversal of previously written-down finished product.
The change in market mix produced an unfavorable variance of $41.3 million related to sales volumes and a favorable variance of $41.3 million in sales prices. Significant sales volume declines in industrial and feed (for which prices are higher than fertilizers) were coupled with price changes in industrial (which increased while fertilizer prices decreased) and feed prices (which did not fall as much as fertilizer prices).

PHOSPHATE	PotashCorp 2009 Financial Review 30
Phosphate Production (million tonnes product)

	Aurora					White Springs					Geismar
	Annual		Production			Annual		Production			Annual		Production
	Capacity		2009	2008	2007	Capacity		2009	2008	2007	Capacity		2009	2008	2007

Liquids: MGA[1]	1.835		1.486	1.739	1.740	1.908		—	—	—	0.337		0.233	0.245	0.258
SPA	0.676		0.166	0.191	0.203	1.138		0.476	0.704	0.793	0.196		—	—	—
Solids (total)	1.247	DAP	0.532	0.445	0.548	0.454 [2]	DAP	—	0.226	0.375	—	DAP	—	—	—
		MAP	0.304	0.395	0.389		MAP	0.184	0.208	0.286		MAP	—	—	—

DAP/MAP (total)			0.836	0.840	0.937			0.184	0.434	0.661			—	—	—

[1]	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

[2]	Solids granulation capacity reduced due to permanently shutting down one granulation train.
Rock and Acid Production

	Phosphate Rock Production (million tonnes)				Phosphoric Acid (million tonnes P2O5)
	Annual	Production			Annual	Production
	Capacity	2009	2008	2007	Capacity	2009	2008	2007	Employees

Aurora NC	6.000	4.198	4.027	4.086	1.202	0.932	1.054	1.083	1,068
White Springs FL	3.600	2.499	3.025	3.226	0.966	0.433	0.741	0.925	706
Geismar LA	—	—	—	—	0.202	0.140	0.147	0.156	73

TOTAL	9.600	6.697	7.052	7.312	2.370	1.505	1.942	2.164	1,847

2008 vs 20071

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▲	Up in all major product categories in 2008 due to strong agricultural demand, a higher Chinese export tax (reducing its phosphate fertilizer exports compared to 2007) and the impact of higher costs globally for inputs such as sulfur, phosphate rock and ammonia.

▲	Price increases in the industrial market trailed those of other markets because certain contracts have pricing that resets annually.
Sales Volumes
▼	Demand declined significantly in the fourth quarter of 2008 as the global economic crisis unfolded and buyers deferred purchases in anticipation of producers around the world reducing prices to move product or acquire cash.

▼	Poor weather slowed North American plantings and harvest, delaying purchase of fertilizers.
Cost of Goods Sold
▼	Higher sulfur costs as a result of increased demand.

▼	Higher ammonia costs, impacting solid fertilizers, caused by increased agricultural demand.

▼	Increased rock costs due to mining further away from the mill at White Springs and higher pre-stripping costs at Aurora.
Purified Acid Production (million tonnes P2O5)

	Annual		Production
	Capacity	2009	2008	2007

Aurora NC	0.333	0.173	0.254	0.268

Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.
Phosphate Products for Food and Technical Applications

Cincinnati OH	2009	2008	2007

Purified acid feedstock utilized (tonnes P2O5)	10,107	13,459	13,465

Product tonnes processed:
Acid phosphates	14,345	18,308	17,473
Specialty phosphates	6,494	9,425	11,281

Phosphate Feed Production (million tonnes)

	Annual	Production
	Capacity	2009	2008	2007	Employees

Marseilles IL	0.278	0.137	0.117	0.132	25
White Springs FL (Monocal)[1]	0.272	—	0.153	0.191	0
Weeping Water NE	0.209	0.079	0.100	0.110	35
Joplin MO	0.163	0.058	0.065	0.071	23

Aurora NC (DFP)	0.159	0.058	0.095	0.084	30
White Springs FL (DFP)[2]	—	—	—	—	0
Fosfatos do Brazil[3]	—	—	0.043	0.056	0

TOTAL	1.081	0.332	0.573	0.644	113

[1]	Ceased production January 1, 2009

[2]	Production ceased July 31, 2005 and permanently curtailed in 2009

[3]	Divested ownership September 29, 2008

Nitrogen
L to R

Stephen Dowdle Senior Vice President, Fertilizer Sales, PCS Sales

Wayne Brownlee Executive Vice President and Chief Financial Officer

Karen Chasez Vice President, Procurement

Nitrogen SWOT
STRENGTHS
•	Long-term, lower-cost natural gas contracts in Trinidad

•	60 percent of our ammonia production in Trinidad, close to the US, the world’s largest importer

•	Geographic location of US-manufactured ammonia operations relatively insulated from competitive US Gulf imports

•	More than three-quarters of ammonia sales from US plants made to less cyclical industrial customers
WEAKNESSES
•	40 percent of our ammonia production is in the US, affected by variability of natural gas prices there

•	Contractual commitments to US industrial customers may force us to temporarily operate unprofitably amid rising gas prices

OPPORTUNITIES
•	Ukraine and Western Europe suppliers have higher gas costs, supporting a higher floor for US nitrogen prices

•	LNG projects in low-cost gas regions provide alternatives for monetizing gas, reducing new supply pressures in nitrogen

•	Higher construction costs and geopolitical risk in many low-cost gas regions discourage greenfield plants
THREATS
•	Low-cost natural gas in developing countries may be monetized, particularly by governments, as nitrogen products

•	Significant government ownership and influence worldwide could lead to political rather than market-driven decisions

•	Shorter construction period means new capacity can impact the market more quickly than for other nutrients

•	Changes in transport regulations in North America could substantially increase the cost of shipping ammonia and difficulty in getting permits for terminals fact the world needs fertilizer

31 PotashCorp 2009 Financial Review	NITROGEN
OVERVIEW
The Nitrogen Business: The Simple Things That Matter
Low-Cost Natural Gas Is Vital
Ammonia, the basis of all downstream nitrogen products, can be manufactured wherever an accessible source of hydrogen, such as natural gas or coal, is available. Since the majority of world production is based on natural gas, long-term access to lower-cost gas is key to sustainable success in this business, as it can make up 75-90 percent of the cash cost of producing a tonne of ammonia. China, the world’s largest ammonia producer, mainly uses hydrogen from coal.
Gas prices are volatile in many regions that are not supplied on a long-term contract basis. Trinidad, Venezuela, Argentina, Russia and the Middle East are areas of lower-cost production, while costs are higher in Western Europe, Ukraine and China. The US, historically a higher-cost production region, is currently in a favorable cost position because of the relatively low domestic gas prices that have resulted from increased shale gas production and weaker industrial demand due to the recent economic slowdown.
Many Countries Produce, Making Market Proximity Key
Production in more than 60 countries makes nitrogen a highly fragmented and regionalized business. China, Russia, India and the US are the largest producing countries. The largest private sector companies — in order of size: Yara, Terra, PotashCorp, Koch, Agrium and Togliatti — total only 13 percent of world ammonia capacity. China, the US and India are the largest consumers.
Despite the widespread production, only 11 percent of ammonia trades across borders as costly pressurized railcars and refrigerated rail and ocean vessels are required for shipping. Thus, after a low-cost natural gas feedstock, proximity to the end-user is a key factor in nitrogen success.
Government Involvement Is Major Factor
Governments control more than half of the world’s ammonia capacity and, as a result, investment and production decisions may be made for political, rather than economic, reasons. This can result in periods of excess supply and negatively affect global nitrogen markets and prices. A country that does not consume all its natural gas may monetize it by converting it into a transportable nitrogen product or to liquefied natural gas (LNG), mainly for export.
Volatility Is Common in Nitrogen Markets
Fluctuating natural gas prices and widespread production can make nitrogen markets volatile. During much of 2009, ammonia volumes and prices were depressed due to weak demand from the industrial and phosphate sectors in the slow global economy and, to a lesser degree, because of decreased agricultural demand. This lowered prices significantly across all product lines and reduced operating margins. Producers in high-cost gas regions, notably Ukraine and Western Europe, curtailed high-cost capacity while lower US gas prices made US production more competitive with offshore imports.
PotashCorp in Nitrogen:
The Simple Fact Is Trinidad Gives Us an Edge
Trinidad Benefits From Lower-Cost, Long-Term Gas Contracts
Our nitrogen assets are world-class, built on the strengths necessary to sustain success in this business: lower-cost natural gas and proximity to the end-user.

SNAPSHOT OF NITROGEN
Strategies	Risks	Mitigation	Capability to Deliver

Maximize, leverage benefits of lower-cost Trinidad production	Governments with surplus low-cost natural gas may monetize it by converting it to nitrogen without considering demand	Maintain Trinidad’s cost advantage through gas contracts	Multi-year, lower-cost gas contracts provide long-term advantage Long-term vessel leases secure delivery to US markets

Direct sales of US production to less-cyclical industrial customers	Competition from low-cost imports through the US Gulf	Focus on customers that rely on long-term, secure supply	Industrial customers – some linked by pipeline – take more than 75% of our US manufactured ammonia

NITROGEN	PotashCorp 2009 Financial Review 32
We produce approximately 60 percent of our ammonia in Trinidad, with long-term, lower-cost gas contracts indexed primarily to ammonia prices. This strategy preserves profitability even when US gas prices are high, since prices for nitrogen products in the US — where we sell most of our product — typically rise at the same time. If ammonia prices fall, our indexed gas costs also fall, providing margin protection. Our Trinidad operation is less than a week’s sailing time from the US, our primary nitrogen market for both fertilizer and industrial sales.
We Emphasize Industrial Production in the US
Our US nitrogen production at Augusta GA, Geismar LA and Lima OH is earmarked primarily for industrial customers. In 2009, these customers bought more than 40 percent of the urea and more than three-quarters of the ammonia we produced for sale in the US. These markets traditionally have more consistent and stable volume requirements than agriculture.
Nitrogen Sales and Logistics
PCS Sales sells our nitrogen products to North American customers on a spot or contract basis. Due to logistics and high transportation costs, sales — particularly of ammonia — are generally regional. Imports move more easily into the US Gulf than into the interior, where Augusta and Lima are located, and therefore affect our competitors close to the Gulf or the Mississippi River more than us.
We manage transportation costs and ensure economical delivery of Trinidad product with long-term leases of ammonia vessels at fixed prices. Ownership of, or major supply contracts at, six deepwater US ports give us logistical strength and flexibility for these imports.
More than half of our US-produced ammonia sales benefit from lower transportation and distribution costs as they are delivered by pipeline to industrial customers that require reliable delivery for most efficient operation.

Tom Hunt takes readings for a work permit at our PCS Nitrogen facility in Lima OH

33 PotashCorp 2009 Financial Review
POTASHCORP’S STRATEGY
Maximize Margins and Minimize Volatility Through Trinidad Gas Contracts and US Industrial Sales
In nitrogen, our strategy is to enhance gross margin and stability by maximizing our lower-cost Trinidad production.
Our US production is focused on less-seasonal industrial products, and gas prices and demand levels have historically affected the way we operate our US plants. When demand is weak and gas is high-priced relative to other regions, we may reduce operating rates and supplement our own production with purchased product to meet our customer commitments.
CAPABILITY TO DELIVER
Delivering Products Efficiently
PotashCorp has world-class nitrogen assets that are well-positioned for our market, and we would consider expansion if the need and opportunity arise.
RISK TO OUR NITROGEN STRATEGY
Cyclicality
Government involvement in nitrogen creates the risk that supply will be added without regard to demand, resulting in price cyclicality. We mitigate this risk by maximizing our lower-cost Trinidad production while focusing on less cyclical US industrial markets. We employ gas price hedging strategies for our US plants and, during periods when gas costs rise but nitrogen product prices do not follow, reduce operating rates.

NITROGEN	PotashCorp 2009 Financial Review 34
Nitrogen Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne[1]			(Decrease)
	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008	2009	2008	2007	2009	2008

Sales	$1,286.5	$2,497.7	$1,799.9	(48)	39
Freight	49.1	56.5	55.6	(13)	2
Transportation and distribution	54.9	50.9	51.6	8	(1)

Net sales	$1,182.5	$2,390.3	$1,692.7	(51)	41

Manufactured product
Net Sales
Ammonia	$425.3	$999.5	$664.3	(57)	50	1,740	1,794	2,132	(3)	(16)	$244.43	$557.05	$311.55	(56)	79
Urea	416.6	633.1	468.6	(34)	35	1,433	1,186	1,333	21	(11)	$290.64	$533.77	$351.63	(46)	52
Nitrogen solutions, nitric acid, ammonium nitrate	284.3	577.9	437.8	(51)	32	1,794	2,062	2,266	(13)	(9)	$158.50	$280.34	$193.21	(43)	45

	1,126.2	2,210.5	1,570.7	(49)	41	4,967	5,042	5,731	(1)	(12)	$226.73	$438.43	$274.07	(48)	60
Cost of goods sold	947.8	1,485.1	1,055.6	(36)	41						$190.81	$294.56	$184.19	(35)	60

Gross margin	178.4	725.4	515.1	(75)	41						$35.92	$143.87	$89.88	(75)	60

Other miscellaneous and purchased product
Net sales	56.3	179.8	122.0	(69)	47
Cost of goods sold	42.9	167.8	101.0	(74)	66

Gross margin	13.4	12.0	21.0	12	(43)

Gross Margin	$191.8	$737.4	$536.1	(74)	38						$38.61	$146.25	$93.54	(74)	56

Note 19 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

	Sales Tonnes (thousands)			Average Net Sales Price per Tonne
	2009	2008	2007	2009	2008	2007

Fertilizer	2,084	1,794	2,054	$236.25	$451.19	$302.23
Feed	31	35	28	$395.61	$638.26	$399.59
Industrial	2,852	3,213	3,649	$217.95	$429.14	$257.60

	4,967	5,042	5,731	$226.73	$438.43	$274.07

Nitrogen gross margin variance attributable to: Dollars (millions)

	2009 vs 2008
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Ammonia	$(12.6)	$(543.9)	$337.5	$(219.0)
Urea	73.1	(348.5)	158.5	(116.9)
Solutions, nitric acid, ammonium nitrate	(30.6)	(218.6)	135.3	(113.9)
Hedge	—	—	(97.1)	(97.1)
Change in product mix	(59.5)	59.5	(0.1)	(0.1)

Total manufactured product	$(29.6)	$(1,051.5)	$534.1	(547.0)
Other miscellaneous and purchased product				1.4

TOTAL				$(545.6)

35 PotashCorp 2009 Financial Review
NITROGEN PERFORMANCE: 2009 vs 2008 1

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▼	Sharp decrease consistent with declining crop commodity prices, lower energy costs and weak industrial and agricultural demand that resulted from cautious customer buying behavior during the global economic crisis.
Sales Volumes
▲	Fertilizer sales tonnes increased in 2009 due to more Trinidad production available this year.

▼	Non-fertilizer sales tonnes decreased largely as a result of weakened industrial demand associated with the global economic crisis.

▲	Urea up due to higher shipments to offshore markets.

▼	Ammonia sales were down due to soft industrial demand, the redirection of Trinidad production to higher-margin urea and decreased demand from North American customers for direct application and solid phosphate fertilizers.

▼	Nitrogen solutions sales volumes down 5 percent in 2009 due to weak customer demand caused by late spring and compressed fall application seasons. We also curtailed production due to poor market conditions.

▼	Nitric acid and ammonium nitrate sales volumes decreased 23 percent and 11 percent, respectively, due to reduced industrial demand in the US as some customers’ facilities operated at substantially lower rates due to the effects of the weak economy on consumer goods and durables and commercial explosives businesses.
Cost of Goods Sold
▲	Lower mainly due to the decrease in average natural gas costs in production, including hedge. Natural gas costs in Trinidad production decreased 62 percent while our US spot costs for natural gas in production decreased 55 percent.

▼	Losses from our US natural gas hedging activities compared to gains in 2008.

▲	Lower natural gas costs offset somewhat by higher turnaround costs in 2009 that were not incurred in 2008, and additional costs associated with a fire at one of our Trinidad plants in March 2009.
Market mix caused a variance of $59.5 million in both sales price (favorable) and sales volumes (unfavorable), due to lower sales volumes in lower-priced nitrogen solutions, nitric acid and ammonium nitrate being offset by increased sales volumes for higher-priced urea.

NITROGEN	PotashCorp 2009 Financial Review 36
2008 vs 2007 1

[1]	Direction of arrows refers to impact on gross margin
Net Sales Prices
▲	Record prices driven by strong agricultural demand for most of 2008, rising Chinese export taxes, higher energy costs and ammonia supply disruptions for major non-US producers.

▼	Market prices for nitrogen products fell sharply in the fourth quarter of 2008. The international ammonia market weakened considerably as large-scale cutbacks were made to operating rates in the phosphate and industrial sectors, leading to sizable curtailments in ammonia export supply, including a portion of our Trinidad operations.
Sales Volumes
▼	Demand declined in the fourth quarter of 2008. Some US farmers forwent normal fall fertilizer application due, in part, to a late harvest and expectations that nitrogen prices would fall against a backdrop of declining raw material prices and growing inventories in uncertain economic conditions.

▼	Less Trinidad product was available than in 2007 due to turnarounds during the year.
Cost of Goods Sold
▼	Our average natural gas cost in production was higher than 2007, and inefficiencies arising from lower production rates compared to 2007 were also experienced.

▼	Our natural gas costs in Trinidad are linked to the ammonia sales price, causing total average cost in production to increase.

▲	US natural gas costs in production were slightly lower.

▼	The price variance in cost of goods sold for ammonia was higher than other products as natural gas is a larger component of ammonia than downstream products.
Nitrogen Production (million tonnes)

	Annual	Production
	Capacity	2009	2008	2007

Ammonia [1]
Trinidad	2.177	1.858	1.785	2.077
Augusta GA	0.713	0.690	0.674	0.610
Lima OH	0.588	0.555	0.538	0.531

TOTAL	3.478	3.103	2.997	3.218

Urea Solids
Trinidad	0.709	0.674	0.633	0.710
Augusta GA	0.471	0.382	0.358	0.312
Lima OH	0.353	0.353	0.314	0.292
Geismar LA	—	—	—	—

TOTAL	1.533	1.409	1.305	1.314

Nitrogen Solutions [2]
Trinidad	—	—	—	—
Augusta GA	0.581	0.254	0.317	0.239
Lima OH	0.227	0.105	0.078	0.082
Geismar LA	1.028	0.291	0.477	0.520

TOTAL	1.836	0.650	0.872	0.841

Nitric Acid [1,3]
Trinidad	—	—	—	—
Augusta GA	0.604	0.503	0.592	0.525
Lima OH	0.117	0.080	0.097	0.100
Geismar LA	0.844	0.440	0.599	0.699

TOTAL	1.565	1.023	1.288	1.324

Ammonium Nitrate Solids
Trinidad	—	—	—	—
Augusta GA	0.576	0.511	0.576	0.540
Lima OH	—	—	—	—
Geismar LA	—	—	—	—

TOTAL	0.576	0.511	0.576	0.540

Employees
Trinidad	417
Augusta GA	124
Lima OH	129
Geismar LA	63

TOTAL	733 [4]

[1]	A substantial portion is upgraded to value-added products.

[2]	Based on 32% N content.

[3]	As 100% HN03 tonnes.

[4]	403 contract employees work at the nitrogen plants, for a total workforce of 1,136.

37 PotashCorp 2009 Financial Review	2010 OUTLOOK
The Simple Fact: Science Dictates a Rebound
We believe 2009 was an aberration in fertilizer history. While global food requirements continued to rise, nutrient demand and consumption were reduced to unsustainable levels — affected, we believe, by widespread fear and caution. Satisfying the ongoing demand for food will require improved nutrient applications, which we believe will increase demand for all fertilizers.
The timing of buyer engagement and extent of rebuild will determine 2010 rebound. Strong farmer returns, a depleted distributor pipeline and the agronomic need to replace soil nutrients are expected to lead to improved potash and phosphate fertilizer markets in 2010. We believe this rebound has begun, but the timing of engagement by key markets and the appetite to fully replenish soil nutrient banks and distribution channels will determine the level of demand in the near term.
1 Economy
The developing world continued to generate wealth in 2009 amidst the global economic downturn, although that growth slowed. Risks to the rate of world recovery persist in 2010, which include: in the US, excess housing inventory, high unemployment levels and a projected large multi-year budget deficit; in Europe, sovereign debt uncertainty; and in China, the country’s ability to sustainably manage its high rate of economic growth.
The International Monetary Fund forecasts global economic growth to average a historically strong 4.3 percent annually over the next five years, with emerging economies projected to far outpace the developed world. This wealth creation in countries with the largest share of the world’s population is expected to keep the global development story strong as more food is required and more modern conveniences are desired.
2 Agriculture
Corn, rice and sugar stocks are still historically low, only slightly improved from the record low levels that raised concern during the reported food crisis in 2007 and early 2008. Despite projections for record US corn and soybean crops in 2009, reduced fertilization and less than ideal weather resulted in lower yields in many other regions, limiting increases in global grain stocks.
In response to the tight global grain supply/demand balance, futures prices for grains and oilseeds remain well above historical levels, with certain commodities such as sugar and coffee at or near record highs. These futures prices could be weakened by excellent global growing conditions or strengthened if those conditions are adverse. Rising demand is expected to keep prices for the coming growing season above historical averages.
Beyond these higher commodity prices, lower input costs have improved farmer margins and are expected to encourage efforts to maximize yields in 2010. In the US, for example, cash margins near historically high levels are anticipated. Strong margins for most major global crops are improving confidence among farmers, we believe, and should support a return to more normal fertilizer application.
3 Potash
We believe that the sharp reduction in potash use and destocking of the distribution system in 2009 created the need for a multi-year replenishment, which we expect to begin in 2010. We estimate global shipments of approximately 50 million tonnes, marking the transition between the historical lows of 2009 and a return to higher demand in

2010 OUTLOOK	PotashCorp 2009 Financial Review 38

2011. This would represent a meaningful rebound from 2009 levels of approximately 30 million tonnes but would not address the multi-year process of refilling distributor inventories and soil nutrient levels. While weaker crop prices or delayed buyer engagement could result in potash shipments below our estimate, stronger crop economics or significant engagement of key markets could raise demand above this level.
The North American market began focusing on nutrient needs late in 2009. Strong potash applications are anticipated during the coming planting season as a result of the limited fall application period and the need to prevent further reduction in soil nutrient levels that were mined in the previous growing season. We expect India’s demand will likely be 5.5-6 million tonnes due to rising food requirements and reduced grain yields in the most recent harvest. Strong crop economics, significant potassium requirements to support crop production and extremely low inventories are expected to encourage improved sales to Brazil and Southeast Asia, with anticipated imports of 5.5-6.5 million tonnes and 4-5 million tonnes, respectively. China is projected to consume 8-9 million tonnes of potash (KCI) and import approximately 4.5-5 million tonnes in 2010.
4 Phosphate
Low global inventories of solid phosphate fertilizer and strong import demand from India are expected to lead to a stronger phosphate market in 2010. US exports are anticipated to be slightly above 2009 levels, while its domestic phosphate fertilizer sales are expected to exceed those in both 2008 and 2009.
Markets for sulfur and ammonia, major inputs in phosphate production, are expected to tighten in 2010, potentially leading to higher prices. Higher sulfur prices in particular could offset higher phosphate prices. Costs for non-integrated producers are projected to be above historical levels, providing a floor for prices for finished phosphate products.
5 Nitrogen
With larger supplies of conventional natural gas and increased availability of LNG in Europe, nitrogen producers there are expected to benefit by purchasing more gas through the spot market compared to the typically higher-priced contract markets. However, spot market gas prices are estimated to still exceed US gas prices and the majority of purchases would still be tied to higher-priced, oil-linked contracts. High natural gas prices from such contracts are expected to result in Western Europe and Ukraine maintaining their position as higher-cost nitrogen suppliers while US producers retain a favorable cost position.
World demand for nitrogen in 2010 is forecast to rebound from 2009 levels by nearly 5 percent. Improving industrial demand is expected to be led by growth in Asia and Europe, while improving agricultural demand is likely to lead to growth in consumption of nitrogen fertilizers.
With limited new nitrogen capacity coming on stream and natural gas prices projected to remain high in Western Europe and Ukraine, the expected rebound in demand for nitrogen should tighten world markets.

39 PotashCorp 2009 Financial Review	KEY PERFORMANCE DRIVERS
1	Be the supplier of choice to the markets we serve
Why we measure customer perceptions

Our customers expect high-quality products, support and information. We believe that measuring their opinions allows us to address concerns, improve our performance and be the preferred supplier.
2009 Target

Outperform competitors on quality and service as measured by independent customer surveys.
●	Achieved We outperformed competitors in both quality and overall customer service in all four product groups surveyed.
2010 Target
1	Outperform competitors on quality and service as measured by independent customer surveys.
GOALS, TARGETS AND RESULTS
To advance our goals and drive the desired results, we set corporate-level targets each year — key performance indicators (KPI). In the spirit of growth and continuing improvement, these indicators of performance are regularly measured and monitored throughout the organization, providing timely feedback about the progress made toward achieving our goals.
L to R

Denis Sirois
Vice President
and Corporate Controller

Jim Dietz
Executive Vice President
and Chief Operating Officer

Denita Stann
Senior Director
Investor Relations

KEY PERFORMANCE DRIVERS	PotashCorp 2009 Financial Review 40
2  Maximize long-term shareholder value
Why we measure total shareholder return

Total shareholder return (TSR) is the amount investors receive in capital gains and dividends. Measuring our performance against our peers illustrates our ability to execute strategies that maximize shareholder value.
2009 Target

Exceed total shareholder return for our sector1 and the DAXglobal Agribusiness Index.
¡	Did Not Achieve Our total shareholder return of 48.7 percent was below the 76.5 percent return of our sector and the 60.9 percent of the DAXglobal Agribusiness Index.

Why we measure cash flow return on investment

We strive to maximize the benefit of every dollar we invest in our business for our shareholders. By comparing PotashCorp to our peer group, we can demonstrate the long-term value we create through our investment decisions.
2009 Target

Exceed cash flow return on investment for our sector1.
¡	Did Not Achieve Cash flow return on investment (CFR) was below that of our sector.

Why we measure governance rankings

Good governance is important in managing risk and building stakeholder trust. We believe measuring our governance practices against our peers lets us track our success in earning shareholder support, which ultimately enhances our long-term value.
2009 Target

Remain in the top quartile of governance practices as measured by predetermined external reviews.
●	Achieved We ranked in the top quartile in all predetermined external reviews.
Tracking Our Performance
We believe that by matching our potash production to market demand we can deliver the greatest shareholder value over time, and this strategy has been validated over decades. However, our response to the significant decline in world demand in 2009 disproportionately lowered our sales volumes compared to our peer group, impacting our annual TSR.
2010 Targets
1	Exceed total shareholder return performance for our sector[1] and the DAXglobal Agribusiness Index.

2	Exceed cash flow return on investment for our sector[1].

3	Remain in the top quartile of governance practices as measured by predetermined external reviews.

[1]	Sector: Weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM, Terra, Uralkali and Yara for most recent four fiscal quarters available.

41 PotashCorp 2009 Financial Review
3	Build strong relationships with and improve the socioeconomic well-being of our communities
Why we measure donations
We strive to create long-term socioeconomic value and stability in the communities where we operate. Donations enable our communities to share in our financial success. We encourage our employees to donate to causes important to them through the matching gift program. In this way, they help direct our donations to many excellent charities and organizations.
2009 Target

Achieve a 10 percent increase in employee participation in the matching gift program and a 10 percent increase in matching gift donations from 2008 levels.
●	Achieved Employee participation and total matching gift donations exceeded 2008 levels.
2009 Target

Invest up to 1 percent of after-tax earnings (on a five-year rolling average) in communities and other philanthropic programs.
£	Partially Achieved Our annual philanthropic donations were 0.6 percent of the rolling five-year average of after-tax earnings.

Why we measure community perceptions

By engaging with communities and contributing to the quality of life, we create mutually beneficial relationships and cultivate ongoing support for our operations. We measure our success through annual perception surveys in communities where we operate.
2009 Target

Achieve 4 (performing well) out of 5 on community leaders’ surveys.
●	Achieved We scored 4 or above on all community surveys.

Why we measure local spending

Our operations create jobs, taxes and other local benefits. PotashCorp’s commitment to monitoring and achieving local spending targets is important to the ongoing economic success of our communities.
2009 Target

Achieve a local spending level of 60 percent on competitive terms, excluding purchases for major expansions, energy, transportation and raw materials.
●	Achieved Local spending was 62 percent, excluding purchases for major expansions, energy, transportation and raw materials.
Tracking Our Performance
Donations as a percentage of our five-year average earnings fell below 1 percent in 2009 but total contributions amounted to $7.3 million, above the $6.6 million total in 2008. As our earnings have grown, so has the amount we donate to important charities and causes, but acting with financial prudence in the weakened global economic environment, we reduced most areas of corporate spending, including that committed to our donations program.
2010 Targets
1	Achieve a 10 percent increase in employee participation in the matching gift program and a 10 percent increase in matching gift donations from 2009 levels.

2	Invest up to 1 percent of after-tax earnings (on a five-year rolling average) in communities and other philanthropic programs.

3	Achieve 4 (performing well) out of 5 on community leaders’ surveys.

KEY PERFORMANCE DRIVERS	PotashCorp 2009 Financial Review 42
4	Attract and retain talented, motivated and productive employees who are committed to our long-term goals
Why we measure internal promotion

We believe that internal promotion provides opportunities for developing our employees and broadening their knowledge base, which in turn improves retention, motivation and productivity.
2009 Target

Fill at least 75 percent of senior staff openings with internal candidates.
●	Achieved We filled 89 percent of senior staff openings with internal candidates.

Why we measure employee engagement

We believe that measuring employee engagement helps assess motivation and alignment with the company’s goals. It also enables us to address areas of concern with our employees.
2009 Target

Achieve an average employee engagement score of at least 75 percent on the annual survey.
●	Achieved The average employee engagement score was 76 percent.

Why we measure time to fill job openings

We are focused on building a committed workforce able to support PotashCorp’s continued growth. We believe that the ability to attract and secure top candidates in a timely manner demonstrates that we are viewed as a preferred employer.
2009 Target

Fill all staff-level job openings within an average of 30 days.
¡	Did Not Achieve The average time required to fill staff-level job postings was 34 days.
Tracking Our Performance
Since we began tracking this target in 2006, we have on average filled nearly 80 percent of our senior staff positions with internal candidates.
2010 Targets
1	Fill at least 75 percent of senior staff openings with internal candidates.

2	Achieve an average employee engagement score of at least 75 percent on the annual survey.

3	Achieve an acceptance rate of 85 percent on all external staff-level employment offers made.

43 PotashCorp 2009 Financial Review
5	Achieve no harm to people and no damage to the environment
Why we measure severity of injuries

Our long-term success and emphasis on safety are directly tied to our employees and especially those who operate our facilities. We collect and analyze data so we can develop actions to reduce or eliminate at-risk behaviors and hazards, thus leading to reduced workplace injuries.

2009 Target Reduce total site* severity injury rate** by 25 percent from 2008 levels by the end of 2011.

●	Achieved We met our three-year target in 2009, achieving a 25 percent reduction from 2008 levels.

2009 Target Achieve zero life-altering injuries at our sites*.

¡	Did Not Achieve There was a fatality at one of our potash facilities in 2009.

Why we measure emissions and compliance

By focusing on important measures such as releases, spills and permit excursions, we can analyze our performance in order to reduce our risks and our environmental footprint.

2009 Target Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by the end of 2012, compared to 2007.

●	Achieved On schedule. We are evaluating greenhouse gas monitors at two of our nitrogen facilities, and have plans in place to meet our 2012 target.

2009 Target Reduce total reportable releases, permit excursions and spills by 15 percent from 2008 levels.

¡	Did Not Achieve Total reportable releases and permit excursions were 16 percent higher than in 2008.
Tracking Our Performance
Our severity injury rate improved during 2009, but despite this positive trend, the importance of remaining vigilant in our pursuit of safety was reinforced by our underperformance in our other key safety target. As a result, we are undertaking several initiatives at each of our facilities to improve our safety performance. With this increased focus, we continue pursuing our goal of achieving no harm.
2010 Targets
1	Reduce total site* severity injury rate** by 35 percent from 2008 levels by the end of 2012.

2	Achieve zero life-altering injuries at our sites*.

3	Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by the end of 2012, compared to 2007.

4	Reduce total reportable releases, permit excursions and spills by 30 percent from our 2009 levels.

*	Total site includes PotashCorp employees, contract employees and all others on site.

**	Severity injury rate is the total of lost-time injuries and modified work injuries for every 200,000 hours worked.

REWARDING RESULTS	PotashCorp 2009 Financial Review 44
Our Philosophy, Reward Structure and Oversight
Our board has designed an executive compensation program that we believe:
•	Attracts, motivates and retains world-class talent;

•	Meaningfully links substantial portions of executive compensation to performance that drives long-term shareholder value;

•	Aligns executive interests with shareholders through stock ownership requirements; and

•	Does not promote a higher corporate risk profile.
Base salary, short-term incentives, performance units granted under a medium-term incentive plan (MTIP) and performance stock options under a long-term incentive plan are the key elements.
To emphasize performance-based compensation, we benchmark total cash compensation levels (salary and annual short-term incentive targets) to the median of a peer group of companies and provide the opportunity to earn total compensation above the median through medium- and long-term incentive plans. About 60 percent of executive compensation is through medium- and long-term variable components comprised of MTIP and performance stock options; short-term incentives account for about 15 percent and base salary 25 percent. We have no non-qualified arrangements that allow management to elect to defer compensation.
Watson Wyatt’s annual study in 2009 found that over the previous three years, consistent with company performance, the realized pay of our executive officers was within the top quartile of our peer group.
Independent directors sit on our compensation committee, which oversees our executive compensation program. It carefully monitors the total value of all forms of compensation and the proportion of remuneration that is performance-related on a short-, medium- and long-term basis.
The board, principally through its committees, oversees the company’s risk management processes. As a component of this overall responsibility, we evaluated in 2009, with assistance from Watson Wyatt, our policies and practices for compensating our employees, including our named executive officers, to assess the relationship between compensation and organizational risk. Based on this evaluation, we believe that our compensation programs do not encourage excessive risk taking, and we have not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the company.

Compensation			Performance
Element	Form	Eligibility	Period	Determination
Base salary	Cash	All salaried employees	Annual	• For executive officers, targets are set to the median of comparable companies, adjusted to reflect individual responsibility and performance.

Short-term incentives	Cash	All executives, most salaried staff and hourly union and non-union employees	1 year	• Based on achieving predetermined goals for corporate performance or a combination of corporate and operating group performance. • Can be adjusted (± 30%) to recognize individual performance.

Medium-term incentives	Performance share units	All executives and senior management (71 people)	3 years
•    Units issued at our 30-day average share price on award date.
•    Units vest and are paid out at the end of the three-year performance period, calculated whereby half the units vest based on total shareholder return (TSR)[1] and half based on our TSR relative to the TSR of a selected peer group[2].
•    Payout value is equal to the number of vested units multiplied by our 30-day average share price at the end of the performance period (subject to a maximum of three times the initial unit price).

Long-term incentives	Performance options	All executives, senior management and other selected management (267 people)	3 years (vesting) 10 years (option term)
•    Performance options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
•    Vested option value is based on our share price appreciation within the option term.
•    Awarded once per year, following shareholder approval of the plan and with an exercise price no lower than the closing market price on the day before the options are granted.

See Performance Options below.

[1]	TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made. TSR has two components: (1) growth in share price and (2) related dividend income on the shares.

[2]	January 1, 2009 — December 31, 2011: DAXglobal Agribusiness Index
Performance Options: Aligning Executive Compensation, Shareholder Interests
We emphasize pay-for-performance, with “at risk” components of total compensation linked directly to the enhancement of cash flow return and total shareholder return. Certain performance measurements must be achieved before vesting will occur in our performance option plans.
For additional information on our executive compensation program, please see our 2010 proxy circular on our website.

45 PotashCorp 2009 Financial Review	RISK MANAGEMENT
Risk Management
We Manage Risks to Our Fertilizer Enterprise
Our business activities expose us to risks. To successfully execute our corporate strategy, we must effectively manage all risks associated with our business goals. We evaluate risks for their severity and likelihood to adversely affect the company, prioritize them and determine the most appropriate responses among accept, control, share, transfer, diversify or avoid.
Global Risk Environment
The risks in our business are integrated, and affect each other. Understanding the inherent risks within each risk category enables us to design and implement mitigation activities so we can execute our strategies and meet our business goals within acceptable residual risk tolerances.
The risks we identify within our global environment are assigned to six categories: markets/business, distribution, operational, financial and information technology, regulatory and integrity/empowerment.
The most severe risk faced by PotashCorp is damage to our reputation, which could ultimately impede our ability to execute our corporate strategy. In an effort to mitigate this risk, we strive continually to build goodwill through a commitment to sustainability, transparency, effective communication and corporate governance best practices.
Risk Methodology and Ranking Matrix
Once we identify an inherent risk, we assess it against our risk ranking matrix as if no mitigation measures had been taken. Through the matrix, we weigh the severity and likelihood of such a potential event, and establish relative risk levels from A through E to guide our mitigation activities.
A Extreme: Initiate mitigation activities immediately to reduce risk. If such activities cannot sufficiently reduce risk level, consider discontinuation of the applicable business operation to avoid the risk.
B Major: Initiate mitigation activities at next available opportunity to reduce risk. If such activities cannot sufficiently reduce the risk level, board approval is required to confirm acceptance of this level of risk.
C Acceptable: Level of risk is acceptable within tolerances of the risk management policy. Additional risk mitigation activities may be considered if benefits significantly exceed cost.
D Low: Monitor risk according to risk management policy requirements, but no additional activities required.
E Negligible: Consider discontinuing any related mitigation activities so resources can be directed to higher-value activities, provided such discontinuance does not adversely affect any other risk areas.
By reducing the likelihood of the initiating event occurring or by reducing the significance of the consequence if it does occur, we can lower risk.
After mitigation and control measures are applied to an identified inherent risk, we are left with residual risk. We strive to be fully aware of all potential inherent risks that could adversely affect PotashCorp, and to choose appropriately the levels of residual risk we accept.
PotashCorp Risk Management Ranking Methodology

Risk Ranking Matrix			SEVERITY OF CONSEQUENCE
			1	2	3	4	5
			Negligible	Low	Acceptable	Major	Extreme
LIKELIHOOD OR FREQUENCY	5	Probable (0-6 months)	C	B	B	A	A
	4	High (6 months-2 years)	D	C	B	B	A
	3	Medium (2-10 years)	D	D	C	B	B
	2	Low (10-50 years)	E	D	D	C	B
	1	Remote (> 50 years)	E	E	D	D	C

RISK MANAGEMENT	PotashCorp 2009 Financial Review 46
Risk Governance
Our risk governance structure outlines the roles and responsibilities of the various participants in our risk management program.
Board of Directors:
•	Oversees risk management process primarily through its committees:
-	The audit committee monitors the company risk management process quarterly, primarily focusing on financial and regulatory compliance risk.

-	The safety, health and environment committee and corporate governance and nominating committee primarily focus on risks in their areas of oversight.

-	The compensation committee focuses on risks in its area of oversight, including assessment of compensation programs to ensure they do not incentivize increased corporate risk (See Rewarding Results, Page 44).
Risk Management Committee:
•	Comprised of senior management, this committee ensures overall risk profile is consistent with our corporate strategy and business goals.
•	Establishes the risk management process to identify, measure, manage and disclose risks.
•	Maintains our company-wide risk management framework, and regularly reviews our risk management policy and regulatory requirements.
•	Reports quarterly to the CEO and the audit committee on all significant risks, including new or increased risks resulting from changes in operations or external factors.
•	Reports to the Board of Directors at an annual session on risk management.
Internal Audit:
•	Provides independent and objective assurance and consulting services to evaluate and report to management and the audit committee on the effectiveness of governance, risk management and control processes.
Internal Control Compliance Team:
•	Ensures identification and management of risks related to internal controls over financial reporting by reviewing and testing such controls.
Business Segments:
•	Identify and manage risks within their areas of responsibility.
Key Risks by Operating Segments
Risks specific to our operating segments are discussed at length in their respective sections within this report, and listed briefly below:

Risk Governance Structure

47 PotashCorp 2009 Financial Review	2009 FINANCIAL OVERVIEW
2009 Financial Overview
This section provides an overview of our financial performance based on our consolidated financial statements on Pages 82 to 133. We report our results of operations in three business segments: potash, phosphate and nitrogen. These segments are differentiated by the chemical nutrient contained in the product that each produces. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

We include net sales in our segment disclosures in the consolidated financial statements pursuant to Canadian generally accepted accounting principles (Canadian GAAP), which require segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and the related per-tonne amounts) are primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. The following financial overview evaluates the company on a non-segment basis, except for fourth-quarter analysis. Detailed financial analyses of our three business segments are set out on Page 22 for potash, Page 28 for phosphate and Page 34 for nitrogen.

All references to per-share amounts pertain to diluted net income per share (EPS). Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	Dollars (millions), except per-share amounts			% Increase (Decrease)
	2009	2008	2007	2009	2008

Sales	$3,976.7	$9,446.5	$5,234.2	(58)	80
Gross Margin	1,026.0	4,907.4	1,881.2	(79)	161
Operating Income	1,192.2	4,635.1	1,588.5	(74)	192
Net Income	987.8	3,495.2	1,103.6	(72)	217
Net Income per Share — Diluted	3.25	11.01	3.40	(70)	224

2009 FINANCIAL OVERVIEW	PotashCorp 2009 Financial Review 48
2009 Earnings Compared to Guidance
The company’s initial midpoint estimate for 2009 EPS, based on the Outlook and assumptions described in our 2008 financial review annual report, was approximately $11.00. The final result was $3.25. The primary causes of this variance from our guidance midpoint were:

Cause	Effect on EPS

Potash offshore realized prices	$(1.31)
Potash North American realized prices	(0.86)
Potash offshore sales volumes	(4.60)
Potash North American sales volumes	(2.93)
Decreased potash royalties	0.24
Decreased potash costs due to foreign exchange	0.10
Decreased brine inflow costs	0.06
Increased other potash costs	(0.30)
Decreased provincial mining taxes	2.14

Subtotal potash	(7.46)

Phosphate realized prices	(0.70)
Phosphate sales volumes	(0.23)
Increased sulfur input costs	(0.02)
Decreased ammonia input costs	0.02
Increased other phosphate costs	(0.06)

Subtotal phosphate	(0.99)

Nitrogen realized prices	0.01
Manufactured nitrogen sales volumes	(0.11)
Decreased cost of natural gas	0.08
Increased other nitrogen costs (exclusive of cost of natural gas)	(0.03)

Subtotal nitrogen	(0.05)

Decrease in other income	(0.28)
Decrease in selling and administrative	0.04
Increase in interest expense	(0.10)
Foreign exchange variance	0.62

Subtotal other	0.28

Subtotal of the above	(8.22)
Reduction in weighted average number of shares outstanding	0.03
Lower income tax rate on ordinary income	0.28
Discrete items impacting income taxes	0.16

Total variance from 2009 diluted EPS guidance	$(7.75)

2009 Earnings Compared to 2008
The company’s EPS for 2008 was $11.01. The final EPS for 2009 was $3.25. The primary causes of this decrease from last year’s actuals were:

Cause	Effect on EPS

Potash offshore realized prices	$(0.38)
Potash North American realized prices	0.06
Potash offshore sales volumes	(3.45)
Potash North American sales volumes	(1.71)
Decreased potash royalties	0.10
Decreased potash costs due to foreign exchange	0.12
Decreased brine inflow costs	0.06
Increased other potash costs	(0.29)
Decreased provincial mining taxes	1.22

Subtotal potash	(4.27)

Phosphate realized prices	(2.94)
Phosphate sales volumes	(0.29)
Decreased sulfur input costs	0.86
Decreased ammonia input costs	0.07
Increased other phosphate costs	(0.09)

Subtotal phosphate	(2.39)

Nitrogen realized prices	(2.48)
Manufactured nitrogen sales volumes	(0.07)
Decreased cost of natural gas	0.94
Decreased other nitrogen costs (exclusive of cost of natural gas)	0.32

Subtotal nitrogen	(1.29)

Increase in other income	0.02
Decrease in selling and administrative	0.01
Increase in interest expense	(0.14)
Foreign exchange variance	(0.21)

Subtotal other	(0.32)

Subtotal of the above	(8.27)
Reduction in weighted average number of shares outstanding	0.13
Lower income tax rate on ordinary income	0.14
Discrete items impacting income taxes	0.24

Total variance from 2008 diluted EPS	$(7.76)

49 PotashCorp 2009 Financial Review	EXPENSES & OTHER INCOME
EXPENSES & OTHER INCOME

	Dollars (millions)			% Increase (Decrease)
	2009	2008	2007	2009	2008

Selling and administrative	$183.6	$188.4	$212.6	(3)	(11)
Provincial mining and other taxes	29.0	543.4	135.4	(95)	301
Foreign exchange (gain) loss	(35.4)	(126.0)	70.2	(72)	n/m
Other income	343.4	333.5	125.5	3	166
Interest expense	120.9	62.8	68.7	93	(9)
Income taxes	83.5	1,077.1	416.2	(92)	159
Other comprehensive income (loss)	990.9	(1,521.0)	1,309.9	n/m	n/m

n/m = not meaningful
2009 vs 2008
Selling and administrative expenses decreased slightly since accruals for our short-term incentive plan were lower as our financial performance was below budget. Decreases in the value of our stock option grants (due to a change in the compensation formula, causing the number of options to be reduced compared to what would have resulted last year) were offset by increases in the value of deferred share units (the price of our common shares increased during 2009 compared to decreased during 2008).
Provincial mining and other taxes fell significantly due to reduced potash profits and increased expenditures made on potash expansion projects that can be deducted against our Saskatchewan Potash Production Tax, comprised of a base tax per tonne of product sold and an additional tax based on mine profits which were significantly lower than last year. The profit tax is calculated on a per-tonne basis and is reduced by capital expenditures (almost all of which are grossed up by 20 percent for profit tax purposes).
Foreign exchange gains fell. The Canadian dollar’s value appreciated in 2009 (depreciated in 2008) and a functional currency income tax election substantially reduced our net monetary exposure. Foreign exchange gains resulted in 2009 primarily from the impact of the company making excess income tax instalment payments during the first half of the year. The US dollar value of the income taxes receivable increased throughout the second half of the year as the Canadian dollar strengthend, thereby causing a gain.
Other income increased slightly. Our share of earnings in APC and SQM and dividends from ICL were lower than last year due to decreased earnings in these companies as a result of lower potash sales. This was more than offset by a $115.3 million gain on disposal of auction rate securities pursuant to the settlement of an arbitration claim. In 2008, there was an $88.8 million provision for other-than-temporary impairment of auction rate securities.
The interest expense category increased. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:
Dollars (millions), except percentage amounts

				%
	2009	2008	Change	Change

Long-term debt obligations, including current portion
Weighted average outstanding	$3,002.2	$1,387.8	$1,614.4	116
Weighted average interest rate	4.6%	6.5%	(1.9)%	(29)
Short-term debt obligations
Weighted average outstanding	$603.5	$798.5	$(195.0)	(24)
Weighted average interest rate	1.6%	2.4%	(0.8)%	(33)
Average interest rates on long-term debt declined due to lower rates on draws under our credit facilities classified as long-term during 2009 that did not exist in 2008. Average rates on our senior notes were lower due to the issuance of senior notes with lower rates during 2009. This was partially offset by more capitalized interest in 2009.
Income taxes decreased due primarily to lower income before income taxes. The effective tax rate for 2009 was 8 percent (2008 – 24 percent). The rate decreased due to a higher percentage of Canadian earnings being subject to a lower future tax rate, increased permanent deductions shielding a higher percentage of earnings and less income being earned in higher tax jurisdictions. In addition, the following discrete tax adjustments were recorded and impacted the rates:
•	In 2009, a future income tax recovery of $119.2 million for a tax rate reduction resulting from an internal restructuring

•	A current income tax recovery of $47.6 million in 2009 that related to an increase in permanent deductions in the US from prior years. In 2008, income tax recoveries of $71.1 million (of which $29.1 million was current and $42.0 million was future) that related to an increase in permanent deductions in the US from prior years

•	In 2009, a future income tax expense of $24.4 million related to a functional currency election by the parent company for Canadian income tax purposes

EXPENSES & OTHER INCOME	PotashCorp 2009 Financial Review 50
•	A current income tax expense of $8.6 million related to currency fluctuations on the repayment of intercompany debt in 2009

•	Future income tax assets were written down by $11.0 million during 2008

•	The $25.3 million gain that was recognized in 2008 as a result of the change in fair value of the forward purchase contract for shares in Sinofert was not taxable.
For 2009, there was a current income tax recovery of 3 percent and 103 percent related to future income taxes (excluding discrete items). The decrease in the current income tax provision from 90 percent last year was largely due to lower consolidated earnings in 2009 and, in the US, a loss carryback and accelerated deductions for certain capital expenditures.
Other comprehensive income was positive in 2009 as the fair value of our investments in ICL and Sinofert increased. In 2008, the reduction in fair value of these investments combined with a decline in the fair value of our natural gas hedging derivatives led to a loss.
2008 vs 2007
Selling and administrative expenses include costs related to certain performance-based compensation plans (which are linked in part to the company’s share price performance), which decreased during 2008 due to our declining share price in 2008 compared to a rising share price in 2007.
Provincial mining and other taxes increased, principally due to higher potash profit per tonne. The profit tax component increased in 2008 compared to 2007, as a result of substantial potash price increases. The increase would have been even higher were it not for the significant capital expenditures (to expand our mines in Saskatchewan) in 2008. In addition, gross potash revenue on a per-tonne basis was higher in 2008 than in 2007. The company is also subject to the Saskatchewan Corporation Capital Tax (calculated as a percentage of Saskatchewan sales), for which our cost increased significantly from 2007.
Foreign exchange gains in 2008 were the result of a weaker Canadian dollar and a smaller monetary position. Gains were partially offset by losses on foreign exchange derivatives. In 2007, losses were caused by a stronger Canadian dollar (offset by foreign exchange derivative gains).
Other income increased due to our share of earnings in APC and SQM and dividend income from ICL and Sinofert increasing in 2008 compared to 2007. Partially offsetting these increases was an $88.8 million provision for other-than-temporary impairment of auction rate securities, $50.0 million of which was reclassified from other comprehensive income. In 2007, the provision for other-than-temporary impairment of auction rate securities was $26.5 million (while $50.0 million of unrealized losses was recorded in other comprehensive income).
The interest expense category was impacted by increased capitalized interest (as a result of significant mine expansion projects in Saskatchewan), lower average long-term debt obligations, increased short-term interest expense (caused by a higher balance in short-term debt obligations) and less interest income compared to 2007 (due to lower average outstanding cash balances in 2008). Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:
Dollars (millions), except percentage amounts

				%
	2008	2007	Change	Change

Long-term debt obligations, including current portion
Weighted average outstanding	$1,387.8	$1,557.3	$(169.5)	(11)
Weighted average interest rate	6.5%	6.6%	(0.1)%	(2)
Short-term debt obligations
Weighted average outstanding	$798.5	$95.7	$702.8	734
Weighted average interest rate	2.4%	5.4%	(3.0)%	(56)
Income taxes increased due primarily to higher income before income taxes. Our effective tax rate for 2008 was 24 percent (2007 – 27 percent). A scheduled 1.5 percentage point reduction in the Canadian federal income tax rate applicable to resource companies, along with the elimination of the 1 percent surtax, became effective at the beginning of 2008. There was also a significant increase in permanent deductions in the US. In addition, the following discrete tax adjustments impacted the rates:
•	In 2008, income tax recoveries of $71.1 million (of which $29.1 million was current and $42.0 million was future) were recorded that related to an increase in permanent deductions in the US from prior years

•	Future income tax assets were written down by $11.0 million during 2008

•	The $25.3 million gain that was recognized in 2008 as a result of the change in fair value of the forward purchase contract for shares in Sinofert was not taxable

51 PotashCorp 2009 Financial Review	EXPENSES & OTHER INCOME
•	During the fourth quarter of 2007, the Government of Canada enacted a reduction of the federal corporate income tax rate from 21 percent in 2007 to 15 percent by 2012. In addition, a small change was enacted in the second quarter of 2007. The federal corporate income tax changes reduced the company’s future income tax liability by $40.1 million in 2007.
For 2008, 90 percent of the income tax rate pertained to current income taxes and 10 percent related to future income taxes (excluding discrete items). The increase in the current tax provision from 65 percent in 2007 (excluding discrete items) was largely due to the use of certain US federal income tax loss carryforwards in the first three quarters of 2007 to reduce the current rate. Since the income tax loss carryforwards were used by the end of 2007, 2008 earnings were fully taxable.
Other comprehensive income was negative in 2008 as the fair value of our investments in ICL and Sinofert and of our natural gas hedging derivatives declined. In 2007, the fair value of our investments in ICL and Sinofert increased.
Impact of Foreign Exchange
Due to the international nature of our operations, we incur costs and expenses in foreign currencies other than the US dollar. The exchange rates of such currencies have varied substantially over the last three years. The sharp movements in the US dollar have had a significant impact on costs and expenses incurred in other currencies, which are translated into US dollars for financial reporting purposes. In Canada, our revenue is earned and received in US dollars while the cost base for our potash operations is in Canadian dollars.
We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities.
The following table shows the impact of foreign exchange on net income.
Impact on net income

Dollars (millions), except per-share amounts

	2009	2008

Foreign exchange impact on operating costs before income taxes [1]	$42.1	$(28.1)

Foreign exchange impact on conversion of balance sheet and treasury activities before income taxes	(35.4)	(126.0)

Net income increase (decrease) before income taxes	6.7	(154.1)

Diluted net income per share increase (decrease) after income taxes	0.02	(0.49)

[1]	Assumes the 2009 exchange rate had remained at the 2008 year-end rate of 1.2246 (compared to 1.0466 at December 31, 2009), and the 2008 exchange rate remained at the 2007 year-end rate of 0.9881.

QUARTERLY RESULTS	PotashCorp 2009 Financial Review 52
Quarterly Results and Review of Fourth-Quarter Performance

(unaudited, in millions of US dollars except per-share amounts)

	2009					2008
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales	$922.5	$856.0	$1,099.1	$1,099.1	$3,976.7	$1,890.6	$2,621.0	$3,064.3	$1,870.6	$9,446.5
Less: Freight	37.6	38.9	53.7	60.8	191.0	102.4	103.4	81.4	37.7	324.9
Transportation and distribution	27.0	37.7	36.3	27.1	128.1	32.3	33.3	31.6	35.2	132.4
Cost of goods sold	628.3	608.8	662.9	731.6	2,631.6	899.9	1,047.0	1,210.3	924.6	4,081.8
Gross margin	229.6	170.6	346.2	279.6	1,026.0	856.0	1,437.3	1,741.0	873.1	4,907.4
Operating income	218.4	285.8	358.4	329.6	1,192.2	749.0	1,296.0	1,714.7	875.4	4,635.1
Net income	308.3	187.1	248.8	243.6	987.8	566.0	905.1	1,236.1	788.0	3,495.2
Other comprehensive income (loss)	37.0	404.5	123.9	425.5	990.9	189.0	970.0	(1,638.1)	(1,041.9)	(1,521.0)
Net income per share — basic	1.04	0.63	0.84	0.82	3.34	1.79	2.91	4.07	2.63	11.37
Net income per share — diluted	1.02	0.62	0.82	0.80	3.25	1.74	2.82	3.93	2.56	11.01

Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on rounded dollar and share amounts (rounded to the nearest thousand).
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
The global economic downturn especially impacted potash sales volumes and prices for potash, phosphate and nitrogen products, resulting in lower fourth-quarter gross margin compared to the same period last year. Cash provided by operating activities was $568.1 million in the fourth quarter of 2009 compared to $763.3 million in the same quarter last year.
Highlights of our 2009 fourth quarter compared to the same quarter in 2008 include:
•	Although demand in potash markets began to show signs of improvement during the quarter, buyers were resistant to commit to inventory restocking and prices moved lower. Fourth-quarter sales represented more than one-third of our 2009 total of 3.0 million tonnes. We shipped 0.5 million tonnes to North American customers, a 30 percent increase over the same period last year, and 0.6 million tonnes to offshore markets, which was 42 percent below fourth-quarter 2008 levels. Canpotex sold 36 percent of its volumes to India, 21 percent to Southeast Asia and 9 percent to Brazil; the remaining volumes were sold to other regions. Average realized prices recalibrated over the course of the year, resulting in a decline from the fourth quarter of 2008. Realized prices continued to be impacted by fixed transportation and distribution costs spread over fewer sales tonnes. Total potash cost of goods sold was $40 per tonne higher due to overhead costs being allocated over fewer production tonnes and a stronger Canadian dollar that increased costs. In 2008, cost of goods sold was impacted by strike and other labor costs that mainly resulted from work stoppages. A total of 36 mine shutdown weeks were taken in the quarter as a result of production curtailments to match reduced demand (24 mine shutdown weeks in fourth-quarter 2008, primarily as a result of strikes at our Allan, Cory and Patience Lake facilities).

•	Phosphate fourth-quarter sales volumes to North American and offshore markets approached historical levels, due to strong crop economics, low producer inventories and limited perceived pricing risk. Higher input costs and strong demand pushed prices higher through the quarter. While prices for all product categories were significantly lower in 2009’s fourth quarter, our industrial segment continued to benefit from sales tied to cost-plus or market index provisions that lag current market conditions. Industrial and feed products contributed nearly all of phosphate gross margin for the quarter, reinforcing the value of our product diversification strategy. Quarterly sales volumes were higher than those in the slow fourth quarter of 2008, primarily due to improved demand for liquid and solid fertilizers. Costs of goods sold decreased mainly due to lower costs of sulfur and ammonia.

53 PotashCorp 2009 Financial Review	QUARTERLY RESULTS
•	Improved demand for agricultural and industrial nitrogen products resulted in US nitrogen sales volumes increasing compared to the same period last year. Prices remained well below those of the previous year, but increased compared to the trailing quarter, driven by higher input costs and strong demand. Our total average cost of natural gas used in production, including our hedge, was $4.55 per MMBtu compared to $6.16 per MMBtu last year, resulting in a decrease in cost of goods sold. Trinidad natural gas production cost is primarily indexed to Tampa ammonia prices and was 33 percent lower. US spot natural gas production costs fell 35 percent although the impact on cost of goods sold was partially offset by losses from US natural gas hedging activities.

•	Selling and administrative expenses were higher in fourth-quarter 2009. Accruals associated with our medium-term incentive plan (which is measured and paid on a three-year performance cycle) were higher in 2009 due to increases in our share price against the targets, compared to 2008 when our share price declined substantially during the fourth quarter against the targets, resulting in prior accruals being reversed in that period. The value of our deferred share units also increased in 2009 (price of our common shares increased) whereas they declined in 2008. The increases were partially offset by lower accruals for our short-term incentive plan as a result of our financial performance being below budget and a decrease in the value of our stock option grants.

•	Provincial mining and other taxes declined due primarily to a decrease in Saskatchewan Potash Production Tax, which was attributable to potash profit per tonne declining substantially from the prior year.

•	Foreign exchange gains resulted primarily from the impact of making excess income tax instalment payments for the year, as described in the expenses and other income section on Page 49. As a result of the functional currency election, our other exposure to changes in the foreign exchange rate was substantially limited compared to 2008. A foreign exchange gain resulted in 2008 when the Canadian dollar weakened against the US dollar and impacted the translation of Canadian dollar-denominated monetary items, offset in part by foreign exchange derivative losses.

•	Interest expense almost doubled due to a significant increase in long-term debt, offset in part by higher capitalized interest.

•	The effective tax rate was 16 percent (2008 – 8 percent). Included in this rate in fourth-quarter 2009 was an expense of $8.6 million related to currency fluctuations on the repayment of intercompany debt, and a cumulative adjustment for a reduction in the tax rate during the fourth quarter. A cumulative adjustment for a reduction in the tax rate was also included in this rate in the fourth quarter of 2008.

•	Other comprehensive income was negative in the fourth quarter of 2008 due primarily to significant declines in the value of our investments and natural gas hedging derivatives caused by the global economic crisis.

	Three Months Ended December 31
	Tonnes (thousands)			Average Net Sales Price per MT
			% Increase			% Increase
	2009	2008	(Decrease)	2009	2008	(Decrease)

Potash
Manufactured Product
North America	494	379	30	$395.54	$740.48	(47)
Offshore	612	1,058	(42)	$287.63	$583.27	(51)

Manufactured Product	1,106	1,437	(23)	$335.83	$624.70	(46)

Phosphate
Manufactured Product
Fertilizer — Liquid phosphates	263	173	52	$302.22	$1,016.58	(70)
Fertilizer — Solid phosphates	305	80	281	$300.95	$1,041.79	(71)
Feed	135	102	32	$434.50	$948.20	(54)
Industrial	151	157	(4)	$659.90	$744.85	(11)

Manufactured Product	854	512	67	$386.23	$923.51	(58)

Nitrogen
Manufactured Product
Ammonia	354	395	(10)	$300.27	$447.13	(33)
Urea	341	279	22	$297.25	$374.54	(21)
Nitrogen solutions, Nitric acid, Ammonium nitrate	437	381	15	$152.00	$283.95	(46)

Manufactured Product	1,132	1,055	7	$242.14	$368.95	(34)

KEY EARNINGS SENSITIVITIES | FINANCIAL CONDITION REVIEW	PotashCorp 2009 Financial Review 54
KEY EARNINGS SENSITIVITIES
A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2010 earnings guidance of $4.00 to $5.00 per share.

Effect
Input Cost Sensitivities		on EPS

NYMEX gas price increases by $1/MMBtu	Nitrogen	+ 0.06
	Potash	- 0.02

Sulfur changes by $20/long ton	Phosphate	± 0.12

Canadian to US dollar strengthens by $0.01	Canadian operating expenses net of provincial taxes	- 0.02
	Translation gain/loss	- 0.00

Effect
Price and Volume Sensitivities		on EPS

Price	Potash changes by $20/tonne	± 0.33
	DAP/MAP changes by $20/tonne	± 0.06
Ammonia increases by $20/tonne
	• Nitrogen	+ 0.03
	• Phosphate	- 0.02
	Urea changes by $20/tonne	± 0.06

Volume	Potash changes by 100,000 tonnes	± 0.05
	Nitrogen changes by 50,000 N tonnes	± 0.03
	Phosphate changes by 50,000 P2O5 tonnes	± 0.02

FINANCIAL CONDITION REVIEW
Demand for our products, especially potash and phosphate, was weak during the year. During the third quarter of 2009, Canpotex and India agreed upon a contract with reduced prices for potash. In the US prices declined, reflecting market conditions. Prices for phosphate and nitrogen products remained substantially lower than 2008 levels.
Consistent with our long-held strategy of matching production to market demand, we reduced potash production by 5.3 million tonnes (61 percent) and phosphoric acid production by 368,000 tonnes (20 percent) year over year.
We expect cash flow from operating activities to remain positive in 2010. Short-term liquidity needs can be met through commercial paper borrowings, draws under our short-term line of credit and draws on long-term revolving credit facilities. Additional cash was received upon the settlement of the issuance of $1,000.0 million of senior notes in May and another $1,000.0 million of senior notes in September.
Cash flows from operating and financing activities were used to fund capital expenditures, including our continuing potash mine expansion projects, in 2009. Our capital expansion plans remain substantially unchanged and will be funded with cash flows from operations and proceeds from borrowings, as necessary. We believe we have adequate access to capital. At December 31, 2009, we had working capital of $711.8 million and available borrowings under various facilities of $2,567.2 million, which, together with our operating cash flow, we expect will be sufficient to cover our anticipated investments of $2,035.0 million in property, plant and equipment (inclusive of capitalized interest) and operating requirements for 2010.
While market values of our investments in other publicly traded companies have decreased from previous highs reached during 2008, they continue to exceed cost. The investments also continued to generate earnings and/or dividends for PotashCorp.
To offset declines in plan asset values in the company’s defined benefit pension plans as of December 31, 2008, we made contributions of $106.0 million in 2009. As of December 31, 2009, the plans were underfunded by $143.3 million, as compared to being underfunded by $218.3 million at December 31, 2008. Contributions for 2010, as disclosed in Note 15 to the consolidated financial statements, are expected to be funded through operations and other sources of financing, if necessary.
Our major customers continue to have the ability to pay for product orders as evidenced by the provision for doubtful trade receivables being $8.4 million at December 31, 2009 and write-offs of $0.6 million during the year. Our collection effectiveness index (the industry measure for assessing collection effectiveness) ranged between 90.1 percent and 99.3 percent per month during 2009. Given the current market conditions, we will continue to carefully manage our credit risk relating to trade receivables through our credit management program, and customers that fail to meet specified benchmark credit standards may be required to transact with us on a prepayment basis or some other form of credit support.
We enter into derivative contracts to manage the cost of natural gas used in nitrogen production. Should market prices for natural gas fall below current levels, we would be required to increase cash deposits to counterparties. We believe that cash flows from operations and financing sources are sufficient to meet such potential obligations for at least the next 12 months.
Liquidity and capital resources and capital structure and management are discussed in more detail in the following section.

55 PotashCorp 2009 Financial Review	FINANCIAL CONDITION REVIEW
Total assets increased 26 percent while total liabilities increased 13 percent and total equity increased 42 percent.
Additions to property, plant and equipment related primarily to our potash capacity expansions and other potash projects (73 percent). Investments increased due to the fair value of our investments in ICL and Sinofert increasing. The decrease in trade receivables (consistent with the decrease in sales) was partially offset by taxes receivable which were generated by an overpayment of taxes earlier in the year (instalments originally based on anticipated higher earnings). Phosphate finished goods inventory values decreased due to lower inventory levels and lower-cost sulfur and ammonia (more expensive in 2008 due to tight supply/demand fundamentals) being used in phosphate production. The decrease in phosphate inventories was partially offset by a significant increase in potash inventory tonnes (mine strikes limited production towards the end of 2008 and customers were on allocation for most of 2008 before the global economic downturn cut demand). Additional increases in assets pertained to higher cash and prepaid expenses and other current assets.
Long-term debt increased as a result of the issuance of $1,000.0 million in senior notes in the second quarter and an additional $1,000.0 million in senior notes in the third quarter of 2009, the net proceeds of which were used to repay outstanding credit facilities borrowings and for general corporate purposes. Payables and accrued charges declined as a result of: (1) lower income taxes payable due to payments made during the first half of 2009 and significantly lower earnings compared to 2008; (2) no accrued potash production taxes payable due to significantly reduced demand, lower potash margins and high deductions for potash capital expansion projects; and (3) lower accrued payroll due to lower incentives and stock-based compensation accruals, due in part to the payment of accruals under the 2006-2008 medium-term incentive plan in early 2009. These declines were partially offset by higher accruals for capital expenditures in potash and higher interest accruals.
Significant changes in equity were primarily the result of net income and other comprehensive income earned during 2009, which are described above.

LIQUIDITY & CAPITAL RESOURCES	PotashCorp 2009 Financial Review 56
LIQUIDITY & CAPITAL RESOURCES
The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner.
Cash Requirements
The following aggregated information about our contractual obligations and other commitments summarizes certain of our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year, planned (but not legally committed) capital expenditures or potential share repurchases.
Contractual Obligations and Other Commitments Dollars (millions)

	December 31, 2009
	Payments Due by Period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years

Long-term debt obligations	$3,358.0	$1.8	$606.2	$750.0	$2,000.0
Estimated interest payments on long-term debt obligations	1,719.1	194.4	318.4	259.1	947.2
Operating leases	589.3	81.8	150.8	139.3	217.4
Purchase commitments	911.0	344.5	260.9	116.0	189.6
Capital commitments	197.8	163.0	34.8	—	—
Other commitments	121.9	42.0	51.6	13.0	15.3
Other long-term liabilities	1,445.8	86.9	118.3	101.4	1,139.2

Total	$8,342.9	$914.4	$1,541.0	$1,378.8	$4,508.7

Long-Term Debt
As described in Note 13 to the consolidated financial statements, long-term debt consists of $3,350.0 million of senior notes that were issued under US shelf registration statements, a net of $5.9 million under back-to-back loan arrangements and other commitments of $2.1 million payable over the next three years.
Our senior notes have no sinking fund requirements and are not subject to any financial test covenants but are subject to certain customary covenants and events of default as described in Note 11 to the consolidated financial statements. The company was in compliance with all such covenants as at December 31, 2009, and at this time anticipates being in compliance with such covenants in 2010. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due 2014, 2015, 2019, 2020 and 2036 at 101 percent of the principal amount of the senior notes repurchased, plus accrued interest.
The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2009.
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
Purchase Commitments
We have long-term agreements for the purchase of sulfur for use in the production of phosphoric acid, which provide for minimum purchase quantities and certain prices based on market rates at the time of delivery. Purchase obligations and other commitments included in the table above are based on expected contract prices.
We have long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table above are based on floor prices and minimum purchase quantities.

57 PotashCorp 2009 Financial Review	LIQUIDITY & CAPITAL RESOURCES
We have an agreement for the purchase of phosphate rock used at our Geismar facility. The commitments included in the table on Page 56 are based on the expected purchase quantity and current net base prices.
During 2009, we entered into an agreement with SQM to purchase potash in specific quantities through May 2012, at market prices less a commission, to be sold in specific regions.
Capital Commitments
The company has various long-term contracts related to capital projects, the latest of which expires in 2012. The commitments included in the table on Page 56 are based on expected contract prices.
Other Commitments
Other commitments consist principally of amounts relating to pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2018, and mineral lease commitments, the latest of which expires in 2029.
Other Long-Term Liabilities
Other long-term liabilities consist primarily of accrued pension and other post-retirement benefits, future income taxes, environmental costs and asset retirement obligations.
Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 56.
Capital Expenditures
Based on anticipated exchange rates, during 2010 we expect to incur capital expenditures, including capitalized interest, of approximately $1,695 million for opportunity capital, approximately $300 million to sustain operations at existing levels and approximately $40 million for site improvements.
Sources and Uses of Cash
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:
Dollars (millions), except percentage amounts

				% Increase (Decrease)
	2009	2008	2007	2009	2008

Cash provided by operating activities	$923.9	$3,013.2	$1,688.9	(69)	78
Cash used in investing activities	(1,669.2)	(1,647.3)	(758.1)	1	117
Cash provided by (used in) financing activities	853.9	(1,808.6)	(537.0)	n/m	237

Increase (decrease) in cash and cash equivalents	$108.6	$(442.7)	$393.8	n/m	(212)

n/m = not meaningful
Dollars (millions), except ratio and percentage amounts

	December 31	December 31	December 31	% Increase (Decrease)
	2009	2008	2007	2009	2008

Current assets	$2,271.7	$2,267.2	$1,811.3	—	25
Current liabilities	(1,559.9)	(2,615.8)	(1,001.9)	(40)	161
Working capital	711.8	(348.6)	809.4	n/m	n/m
Current ratio	1.46	0.87	1.81	68	(52)
n/m = not meaningful
Liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings against our line of credit, commercial paper borrowings and drawdowns under our credit facilities. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, intercorporate investments, dividends, interest and principal payments on our debt securities.
Cash provided by operating activities declined due to a decrease in net income, offset, in part, by a reduction in the use of cash from changes in non-cash operating working capital. The change in receivables and inventories represented inflows of cash in 2009 due to reductions in receivables (due to lower sales in December and the fourth quarter, offset in part by higher income taxes and potash

CAPITAL STRUCTURE & MANAGEMENT	PotashCorp 2009 Financial Review 58
production taxes receivable arising from over-installing earlier in 2009 when annual earnings were expected to be higher) and inventories (due to declines in input prices, primarily sulfur and ammonia used in phosphate and nitrogen). In comparison, receivables and inventories increased in 2008 causing a net outflow of cash, due to higher sales and higher input costs for inventories. The change in payables and accrued charges represented a cash outflow in 2009 (due to a reduction in payables for income taxes, potash production taxes and incentive plan accruals) compared to an inflow in 2008 (due to an increase in payables for income taxes and potash production taxes on higher earnings).
Cash used on additions to property, plant and equipment was higher than last year as our potash expansion projects continued. Approximately 73 percent (2008 — 69 percent) of our consolidated capital expenditures related to the potash segment. In the second quarter of 2009 we received proceeds from the disposal of auction rate securities. We spent additional funds in 2008 (none in 2009) to increase the level of our investments in Sinofert and ICL.
We issued $1,000.0 million of senior notes during the second quarter of 2009 and another $1,000.0 million of senior notes in the third quarter of 2009, the net proceeds of which were used to repay other debt obligations and for general corporate purposes. In 2008, we relied on draws on short-term debt obligations. We did not repurchase any common shares during 2009 as we did in 2008 under our normal course issuer bid.
We believe that internally generated cash flow, supplemented by borrowing from existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months, exclusive of any possible acquisitions. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of cash.
CAPITAL STRUCTURE & MANAGEMENT

Capital Structure Dollars (millions), except as noted

	December 31	December 31
	2009	2008

Cash and cash equivalents	$385.4	$276.8

Short-term debt obligations	727.0	1,324.8
Current portion of long-term debt	1.8	0.2
Long-term debt obligations	3,356.2	1,758.0
Deferred debt costs and swap gains	(36.9)	(19.4)

Total debt	4,048.1	3,063.6
Shareholders’ equity	$6,500.7	$4,588.9

Total debt to capital	38%	40%

Fixed-rate debt obligations as a percentage of total debt obligations	82%	44%

Common shares outstanding	295,975,550	295,200,987
Stock options outstanding	12,709,425	12,849,356

Dividend payout ratio[1]	12%	4%

1          Dividend payout ratio calculated as dividends per share divided by basic net income per share.
Principal Debt Instruments Dollars (millions) at December 31, 2009

	Total	Amount Outstanding		Amount
	Amount	and Committed		Available

Credit facilities[1]	$3,250.0	$724.9		$2,525.1
Line of credit	75.0	32.9	[2]	42.1

[1]	The amount available under the $750.0 million commercial paper program is limited to the availability of backup funds under the credit facilities. Included in the amount outstanding and committed is $724.9 million of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar-denominated commercial paper have no impact on this balance.

[2]	Letters of credit committed.

59 PotashCorp 2009 Financial Review	CAPITAL STRUCTURE & MANAGEMENT
We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facilities and fixed rates on our senior notes. As of December 31, 2009, interest rates ranged from 0.32 percent to 0.38 percent on outstanding commercial paper denominated in Canadian dollars and 0.33 percent to 0.53 percent on outstanding commercial paper denominated in US dollars.
We have two syndicated credit facilities that provide for unsecured advances. The first is a $750.0 million facility that is available through May 31, 2013. The second is a $2,500.0 million facility entered into in December 2009 that is available through December 11, 2012. The amount available to us under the credit facilities is the total facilities amount less direct borrowings and amounts committed in respect of commercial paper outstanding. We also have a $75.0 million line of credit that is available through June 2010. Outstanding letters of credit and direct borrowings reduce the amount available. The line of credit and credit facilities have financial tests and other covenants (detailed in Note 11 to the consolidated financial statements) with which we must comply at each quarter end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed under the credit facilities and line of credit, and termination of lenders’ further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as of December 31, 2009.
Commercial paper is normally a source of same-day cash for the company. Access to this source of short-term financing depends primarily on conditions in the money markets and maintaining our R1 low credit rating by Dominion Bond Rating Service.
The interest rates at which we issue long-term debt are partly based on the quality of our credit ratings, which are all investment grade. The company’s investment grade rating as measured by Moody’s senior debt ratings remained unchanged from December 31, 2008 at Baa1 with a stable outlook. Our investment grade rating as measured by Standard & Poor’s was A- with a negative outlook (outlook changed from stable during the third quarter of 2009).
Our $3,350.0 million of senior notes were issued under US shelf registration statements.
For 2009, our weighted average cost of capital was 10.1 percent (2008 — 12.0 percent), of which 89 percent represented equity (2008 — 95 percent).
Outstanding Share Data
We had 295,975,550 common shares issued and outstanding at December 31, 2009, compared to 295,200,987 at December 31, 2008. During 2009, the company issued 760,131 common shares pursuant to the exercise of stock options.
During the second quarter, the 2009 Performance Option Plan was approved by our shareholders. It permitted the grant to eligible employees of options to purchase common shares of the company at an exercise price based on the closing price of the shares on the day prior to the grant. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.
At December 31, 2009, there were 12,709,425 options to purchase common shares outstanding under the company’s seven stock option plans, as compared to options to purchase 12,849,356 common shares outstanding under six stock option plans at December 31, 2008.
Off-Balance Sheet Arrangements
In the normal course of operations, PotashCorp engages in a variety of transactions that, under Canadian GAAP, are either not recorded on our Consolidated Statements of Financial Position or are recorded on our Consolidated Statements of Financial Position in amounts that differ from the full contract amounts. Principal off-balance sheet activities we undertake include operating leases, agreement to reimburse losses of Canpotex, issuance of guarantee contracts, certain derivative instruments and long-term contracts. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, which are discussed below.
Contingencies
Refer to Note 28 to the consolidated financial statements for a contingency related to Canpotex.
Guarantee Contracts
Refer to Note 29 to the consolidated financial statements for information pertaining to our guarantees.

MARKET RISKS | RELATED PARTY TRANSACTIONS	PotashCorp 2009 Financial Review 60
Derivative Instruments
We use derivative financial instruments to manage exposure to commodity price, interest rate and foreign exchange rate fluctuations. Except for certain non-financial derivatives that have qualified for and for which we have documented a normal purchase or normal sale exception in accordance with accounting standards, derivatives are recorded on the Consolidated Statements of Financial Position at fair value and marked-to-market each reporting period regardless of whether the derivatives are designated as hedges for Canadian GAAP purposes.
Leases and Long-Term Contracts
Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 56.
MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS
Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 45 and 46 and a risk management discussion specific to potash, phosphate and nitrogen operations can be found on Pages 21, 27 and 33, respectively. A discussion of price risk, interest rate risk, foreign exchange risk, credit risk and liquidity risk, including relevant risk sensitivities, can be found in Note 26 to the consolidated financial statements.
RELATED PARTY TRANSACTIONS
The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex. Sales for the year ended December 31, 2009 were $613.7 million (2008 — $2,257.1 million; 2007 — $782.7 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.
During 2009, the company purchased $34.9 million of potash from SQM, an investee company accounted for by the equity method. No amounts were purchased in 2008 or 2007. Transactions were measured based on the exchange amount. The company had guaranteed unpaid amounts outstanding by PotashCorp subsidiaries to SQM of $31.9 million (including Chilean Value-Added Tax) at December 31, 2009.
CRITICAL ACCOUNTING ESTIMATES
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 31 to the consolidated financial statements.
Our significant accounting policies are contained in the consolidated financial statements (see Note 2 for description of policies or references to notes where such policies are contained). Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board of Directors, and it has reviewed the disclosures described in this section.
The following section discusses the critical accounting estimates and assumptions that management has made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our financial statements.
Variable Interest Entities
In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (VIE) accounting guidance. Management needs to exercise significant judgment to determine if entities are VIEs and, if so, whether such VIE relationships are required to be consolidated. This process involves first understanding the arrangements to determine whether the entity is considered a VIE under the accounting rules. We use a variety of complex estimating processes that may consider both qualitative and quantitative factors, and may involve the use of assumptions about the business environment in which an entity operates and analysis and calculation of its expected losses and its expected residual returns where necessary. These quantitative processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Where an entity is determined to be a VIE, our interests are compared to those of the unrelated outside parties to identify the party that is the primary beneficiary, and thus should consolidate the entity. In addition to the areas of judgment mentioned above, a significant amount of judgment is exercised in interpreting the provisions of the accounting guidance and applying them to our specific transactions.

61 PotashCorp 2009 Financial Review	CRITICAL ACCOUNTING ESTIMATES
Financial Instruments, Derivatives and Hedging
All financial instruments (assets and liabilities) and most derivative instruments (financial and non-financial) are recorded on the balance sheet, some at fair value. Those recorded at fair value must be remeasured at each reporting date and changes in the fair value will be recorded in either net income or other comprehensive income. Uncertainties, estimates and use of judgment inherent in applying the standards include: assessment of contracts as derivative instruments and for embedded derivatives, valuation of financial instruments and derivatives at fair value and hedge accounting.
In determining whether a contract represents a derivative or contains an embedded derivative, the most significant area where judgment has been applied pertains to the determination as to whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.
We have classified investments in ICL and Sinofert as available-for-held-for-sale; physical natural gas purchase contracts, natural gas options and foreign exchange forward and swap contracts as trading; and natural gas futures and swaps (and interest rate swaps, in periods when they existed) as hedging derivatives. All of these are therefore recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined, which can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of costs/prices over time, discount rates, inflation rates, defaults and other relevant variables.
Fair value of our investments in Sinofert and ICL is based on the closing bid price as of the balance sheet date. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet. The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts, foreign currency forward and swap contracts and other forward contracts) is determined by using valuation techniques, which requires estimation.
Fair values are also used in the assessment of asset impairment, as discussed below.
Standards require the use of a three-level hierarchy for disclosing fair values for instruments measured at fair value on a recurring basis. Judgment and estimation are required to determine in which category of the hierarchy items should be included. When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on our assessment of the lowest level input that is the most significant to the fair value measurement.
Without hedge accounting, the company can face volatility in earnings, as derivative instruments are marked-to-market each period through net income. To obtain and maintain hedge accounting, the company must be able to establish that the hedging instrument is effective at offsetting the risk of the hedged item both retrospectively and prospectively, and ensure documentation meets stringent requirements. The process to test effectiveness requires applying judgment and estimation, including the number of data points to test to ensure adequate and appropriate measurement to confirm or dispel hedge effectiveness and valuation of data within effectiveness tests where external existing data available do not perfectly match the company’s circumstances. Judgment and estimation are also used to assess credit risk separately in our hedge effectiveness testing. We employ futures, swaps and option agreements to establish the cost of a portion of our natural gas requirements, the majority of which qualify for hedge accounting.
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
Due to the long-term nature of these plans, the calculation of expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by our actuaries. The discount rate reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. We determine the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefits and medical claims payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The expected

CRITICAL ACCOUNTING ESTIMATES	PotashCorp 2009 Financial Review 62
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
Impact of a 0.5% Change in Key Assumptions
Dollars (millions)

	Pension Plans		Other Plans
	Obligation	Expense	Obligation	Expense

Discount rate
Decrease in assumption	$52.2	$4.8	$21.8	$2.3
Increase in assumption	(45.4)	(4.0)	(19.8)	(2.2)
Expected long-term rate of return
Decrease in assumption	n/a	3.3	n/a	n/a
Increase in assumption	n/a	(2.7)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(9.5)	(1.9)	—	—
Increase in assumption	10.3	2.0	—	—
Medical trend rate
Decrease in assumption	n/a	n/a	(17.6)	(3.6)
Increase in assumption	n/a	n/a	20.7	4.5

n/a =	not applicable
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
Accruals for asset retirement obligations and other environmental matters totaled $157.4 million at December 31, 2009 (2008-$145.6 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.
Impact of a Change in Key Assumptions
Sensitivity of asset retirement obligations to changes in the discount rate (representing a change in the entire discount rate, not only the rate applied to current year additional obligations) and inflation rate on the recorded liability is as follows:
Dollars (millions)

	Discount Rate		Inflation Rate
	+0.5%	-0.5%	+0.5%	-0.5%

Potash ARO	$(3.8)	$6.0	$7.9	$(4.5)
Phosphate ARO	(9.6)	11.9	12.5	(10.1)
Nitrogen ARO	(0.4)	0.5	0.5	(0.4)

63 PotashCorp 2009 Financial Review	CRITICAL ACCOUNTING ESTIMATES
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
We estimate future income taxes based upon temporary differences between the assets and liabilities that we report in our consolidated financial statements and the tax basis of our assets and liabilities as determined under applicable tax laws. We record a valuation allowance against our future income tax assets when we believe, based on all available evidence, that it is not “more likely than not” that all of our future income tax assets recognized will be realized. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved.
Asset Impairment
We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The process begins with the identification of the appropriate asset or asset group for purposes of impairment testing. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets or asset groups; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. There were no material impairment charges required in 2009.
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed that requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units considers multiple valuation techniques including the market approach, income approach and cost approach. Inputs to the valuation include observable inputs and unobservable inputs. In 2009 we tested goodwill for impairment. Using valuation techniques that we believe are most indicative of the fair value of the reporting unit, and based on our assumptions the fair value of our reporting units exceeded their carrying amounts by a significant amount; therefore we did not recognize impairment.
Investments that are classified as available-for-sale, carried at cost or accounted for using the equity method are also reviewed to determine whether fair value is below carrying value. Factors and judgments we consider in determining whether a loss is temporary as compared to other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. None of our investments were considered impaired, either temporarily or other-than-temporarily, as of December 31, 2009.
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
Contingencies
The company is exposed to contingent losses and gains related to environmental matters discussed above, and other various claims and lawsuits pending for and against the company in the ordinary course of business. Prediction of the outcome of contingencies (i.e., being likely, unlikely or undeterminable), determination of whether accrual or disclosure in the consolidated financial statements is required and estimation of potential financial effects are matters for judgment. While the amount recorded in the financial statements may not be material, the potential for large liabilities exists and therefore these estimates could have a material impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES	PotashCorp 2009 Financial Review 64
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
Restructuring Charges
Plant shutdowns, sales of business units or other corporate restructurings trigger incremental costs to the company (e.g., expenses for employee termination, contract termination and other exit costs). Because such activities are complex processes that can take several months to complete, they involve making and reassessing estimates.
Capitalization, Depreciation and Amortization
Property, plant and equipment are recognized initially at cost, which includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use. Determination of which costs are directly attributable (e.g., materials, labor, overhead) is a matter of judgment. Capitalization of carrying costs ceases when an item is substantially complete and ready for productive use. Incidental income or expense derived from property, plant and equipment prior to its substantial completion and readiness for use is recognized as part of the cost of the asset. Determining when an asset, or a portion thereof, is substantially complete and ready for productive use requires consideration of the circumstances and the industry in which it is to be operated, normally predetermined by management with reference to such factors as productive capacity, occupancy level or the passage of time. This determination is a matter of judgment that can be complex and subject to differing interpretations and views, particularly when significant capital projects contain multiple phases over an extended period of time.
An intangible asset is defined as being: identifiable, able to bring future economic benefits to the company and controlled by the company. An asset meets the identifiability criterion when it is separable or arises from contractual rights. Judgment is necessary to determine whether expenditures made by the company on non-tangible items represent intangible assets eligible for capitalization.
We depreciate certain mining and milling assets and pre-stripping costs using the units-of-production method based on the shorter of estimates of reserve or service lives. We have other assets that we depreciate on a straight-line basis over their estimated useful lives.
We perform assessments of our existing assets and depreciable lives in connection with the review of mine operating plans. When we determine that assigned asset lives do not reflect the expected remaining period of benefit, we make prospective changes to their depreciable lives. There are a number of uncertainties inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates, which could result in changes to units-of-production depreciation expense in future periods, particularly if reserve estimates are reduced.
As discussed on Page 63, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We believe it is unlikely that revisions to our estimates of reserves would give rise to an impairment of our assets because of their significant size in relation to our asset-carrying values.

65 PotashCorp 2009 Financial Review	RECENT ACCOUNTING CHANGES
RECENT ACCOUNTING CHANGES AND EFFECTIVE DATES
Refer to Note 2 to the consolidated financial statements for information pertaining to accounting changes effective in 2009, and Notes 2 and 31 to the consolidated financial statements for information on issued accounting pronouncements that will be effective in future years.
Of particular note is the area of International Financial Reporting Standards (“IFRSs”). In April 2008, March 2009 and October 2009, the Canadian Accounting Standards Board (“AcSB”) published exposure drafts on “Adopting IFRSs in Canada”. IFRSs have now been incorporated into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises in Canada will be required to prepare financial statements in accordance with IFRSs. Incorporation of IFRSs into the CICA Accounting Handbook makes possible the early adoption of IFRSs by Canadian entities.
In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice which stated that it is prepared to recommend exemptive relief on a case-by-case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRSs for a financial period beginning before January 1, 2011. The US Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRSs, without reconciliation to US GAAP, effective for certain 2007 financial statements. Subject to the company maintaining its foreign private issuer status for the purposes of filing financial statements with the SEC, we may seek to adopt IFRSs in mid to late 2010.
The company has established a project team that is led by finance management and includes representatives from various areas of the organization to plan for and achieve a smooth transition to IFRSs. An external resource has also been engaged to assist, under the direction of company management, with certain aspects of the project. The audit committee of the Board of Directors regularly receives progress reporting on the status of the IFRSs implementation project.
The implementation project consists of three primary phases: the scoping and diagnostic phase (high-level impact assessment to identify key areas); the impact analysis, evaluation and design phase (project teams to develop policy alternatives, draft financial statement content and determine changes to existing accounting policies, information systems and business processes); and the implementation and review phase (implement and approve changes to accounting policies, information systems, business processes, training programs, develop IFRSs-compliant financial statements and obtain audit committee approval). The company completed the scoping and diagnostic phase in June 2008, and is now in either the impact analysis, evaluation and design phase or the implementation and review phase, depending on the area of IFRSs.

RECENT ACCOUNTING CHANGES	PotashCorp 2009 Financial Review 66
The following table summarizes the key elements of the company’s plan for transitioning to IFRSs and the progress made against each activity:

Key Activities	Milestones	Status

Accounting policies and procedures:

•    Identify differences between IFRSs and the company’s existing policies and procedures
•    Analyze and select ongoing policies where alternatives are permitted
•    Analyze and determine which IFRS 1 exemptions will be taken on transition to IFRSs
•    Implement revisions to accounting and procedures manuals
• Senior management approval and audit committee review of policy decisions by Q1 2010 • Revised accounting policy and procedures manuals in place by changeover date
•    Accounting policy alternatives have been analyzed and recommendations made for the majority of key accounting policy decisions. These accounting policy decisions were preliminarily approved by senior management and reviewed by the audit committee of the Board of Directors in Q1 2010
•    Revisions to accounting and procedures manuals are being drafted as work on each area of IFRSs progresses

Financial statement preparation:

• Prepare financial statements and note disclosures in compliance with IFRSs • Quantify the effects of converting to IFRSs • Prepare first-time adoption reconciliations required under IFRS 1	• Senior management approval and audit committee review of pro forma financial statements and disclosures by Q1 2010
•    Development of financial statement format is in progress
•    Draft note disclosures have been prepared for most areas of IFRSs
•    The effects of the conversion are being quantified as work on each area of IFRSs progresses

Training and communication:

•    Provide topic-specific training to key employees involved with implementation
•    Develop awareness of the likely impacts of the transition throughout the company
•    Provide company-specific training on revised policies and procedures to affected personnel
•    Provide timely communication of the impacts of converting to IFRSs to our external stakeholders

•    Topic-specific training for IFRSs work stream members provided as work on each IFRSs topic commences
•    Company-specific detailed training implemented prior to changeover date
•    Impacts of converting to IFRSs communicated prior to changeover

•    Key employees involved with implementation have completed topic-specific training
•    Regular awareness presentations are provided at various forums to prepare personnel for the changeover
•    A detailed training plan has been developed and approved. Training will be conducted using a three-tiered approach with more detailed training provided for practitioners and higher-level training provided for other personnel
•    Communication to external stakeholders has been ongoing through our MD&A disclosures, with further detail being provided as key accounting policy and implementation decisions have been made. Further refinement of expected impacts of the IFRSs conversion will occur in each period up to adoption of IFRSs

Business impacts:

• Identify impacts of conversion on contracts including financial covenants and compensation arrangements • Identify impacts of conversion on taxation	• Impacts on contracts identified by Q4 2009 • Taxation impacts identified by Q1 2010
•    Identification of impacts on contracts is complete. Adoption of IFRSs is not expected to have any material impact on the company’s contracts
•    A specific company resource with experience in taxation and IFRSs has been dedicated to the taxation work stream

IT systems:

•    Identify changes required to IT systems and implement solutions
•    Determine and implement solution for capturing financial information under Canadian GAAP, US GAAP and IFRSs during the year of transition to IFRSs (for comparative information)
• Necessary changes to IT systems implemented by changeover date • Solution for capturing financial information under multiple sets of accounting principles implemented by 2009
•    Required changes to IT systems and data collection mechanisms are being identified as each work stream progresses
•    IFRSs record-keeping has been implemented within the company’s financial information system to enable the capturing of financial information under multiple sets of accounting principles

Control environment:

•    For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and implement any necessary changes
•    Design and implement internal controls over the IFRSs changeover process
	• Sign-off by internal controls group on effectiveness of internal controls by Q1 2010 • Internal controls over IFRSs changeover process in place by 2009	• Relevant internal controls are being assessed and signed off on as each work stream progresses • Specific controls have been established and documented in relation to the IFRSs changeover process

67 PotashCorp 2009 Financial Review	RECENT ACCOUNTING CHANGES
Most of the differences identified between IFRSs and Canadian GAAP have now been quantified. We have not yet prepared a full set of annual financial statements under IFRSs; therefore, amounts are unaudited. While many of the differences will not have a significant impact on our reported results and financial position, some significant adjustments will be required as a result of IFRSs accounting principles and provisions for first-time adoption. These adjustments are outlined in the following sections. In some areas, the company is still quantifying the impacts of identified differences. In particular, quantification of IFRSs conversion implications is still underway in relation to income taxes, provisions, property, plant and equipment, and financial instruments. These areas could result in material differences from Canadian GAAP. However, we do not expect the adoption of IFRSs to materially impact the underlying cash flows, profitability trends of our operating performance, debt covenants or compensation arrangements.
Most adjustments required on transition to IFRSs will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.
First-Time Adoption of IFRSs
“First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The most significant IFRS 1 exemptions that are expected to apply to the company upon adoption are summarized in the following table:

Area of IFRSs	Summary of Exemption Available

Business Combinations	Choices: The company may elect, on transition to IFRSs, to either restate all past business combinations in accordance with IFRS 3 “Business Combinations” or to apply an elective exemption from applying IFRS 3 to past business combinations

Policy selection: If the elective exemption is chosen, specific requirements must be met, such as: maintaining the classification of the acquirer and the acquiree, recognizing or derecognizing certain acquired assets or liabilities as required under IFRSs and remeasuring certain assets and liabilities at fair value. The company will elect, on transition to IFRSs, to apply the elective exemption such that transactions entered into prior to the transition date will not be restated

Expected transition impact: None

Expected future impact: None

Property, Plant and Equipment	Choices: The company may elect to report items of property, plant and equipment, in its opening balance sheet on the transition date at a deemed cost instead of the actual cost that would be determined under IFRSs. The deemed cost of an item may be either its fair value at the date of transition to IFRSs or an amount determined by a previous revaluation under Canadian GAAP (as long as that amount was close to either its fair value, cost or adjusted cost). The exemption can be applied on an asset-by-asset basis

Policy selection: The company will not elect to report any items of property, plant and equipment in its opening balance sheet on the transition date, at a deemed cost instead of the actual cost that would be determined under IFRSs. The company will instead report the items at cost

Expected transition impact: None

Expected future impact: None

Share-Based Payments	Choices: The company may elect not to apply IFRS 2, “Share-Based Payments”, to equity instruments granted on or before November 7, 2002 or which vested before the company’s date of transition to IFRSs. The company may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRSs

Policy selection: The company will elect not to apply IFRS 2 to equity instruments granted on or before November 7, 2002 or which vested before the company’s date of transition to IFRSs. The company will also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRSs

Expected transition impact: Not significant

Expected future impact: Not significant

RECENT ACCOUNTING CHANGES	PotashCorp 2009 Financial Review 68

Area of IFRSs	Summary of Exemption Available

Employee Benefits	Choices: The company may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the date of transition to IFRSs. Actuarial gains and losses would have to be recalculated under IFRSs from the inception of each of our defined benefit plans if the exemption is not taken. The company’s choice must be applied to all defined benefit plans consistently

Policy selection: As the company intends to adopt an ongoing policy of recognizing all actuarial gains and losses immediately in other comprehensive income, all cumulative actuarial gains and losses at the date of transition to IFRSs will be recognized at the date of transition to IFRSs, regardless of whether this exemption is taken. Therefore, the company does not intend to specifically make use of this exemption

Expected transition impact: See Expected Areas of Significance on the following page

Expected future impact: See Expected Areas of Significance on the following page

Foreign Exchange	Choices: On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at the company’s election. If not elected, all cumulative translation differences must be recalculated under IFRSs from inception

Policy selection: The company has recalculated the cumulative foreign exchange translation gains or losses in other comprehensive income under IFRSs retrospectively

Expected transition impact: None

Expected future impact: None

Decommissioning Liabilities	Choices: In accounting for changes in obligations to dismantle, remove and restore items of property, plant and equipment, the guidance in IFRSs requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, the company may elect to measure the liability and the related depreciation effects at the date of transition to IFRSs

Policy selection: The company intends to elect to measure any decommissioning liabilities and the related depreciation effects at the date of transition to IFRSs

Expected transition impact: Not yet quantified

Expected future impact: Not yet quantified

69 PotashCorp 2009 Financial Review	RECENT ACCOUNTING CHANGES
Expected Areas of Significance
The key areas where we expect accounting policies may differ and where accounting policy decisions are necessary that may impact the company’s consolidated financial statements are set out in the following table. Note that this does not include impact of transition policy choices made under IFRS 1, described above.

Accounting
Policy Area	Impact of Policy Adoption

Impairment of Assets	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

We have determined that the reporting level to analyze whether an impairment exists may be higher for IFRSs than the level required by Canadian GAAP. As a result, fewer impairments may result under IFRSs as losses from a specific plant, that may have been impaired under Canadian standards, may now be grouped with other profitable plants (together representing a cash-generating unit).

In addition, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses

Expected transition impact: The company has identified certain assets for which impairment losses have been previously recognized, but which are no longer impaired. The previously recognized impairment loss will need to be reversed on transition to IFRSs, which will result in an increase in the carrying amount of property, plant and equipment in 2009 of $9 million (2008 — $10 million, 2007 — $11 million). Net income for 2009 would decrease by $1 million (2008 — $1 million)

Expected future impact: Dependent upon future circumstances, as described above

Employee Benefits	Choices: Actuarial gains and losses are permitted under IAS 19, “Employee Benefits”, to be recognized directly in other comprehensive income rather than through profit or loss

Policy selection: Actuarial gains and losses will be recognized in other comprehensive income

Differences from existing Canadian GAAP: IAS 19 requires the past service cost element of defined benefit plans to be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan.

Under Canadian GAAP, certain gains and losses which were unrecognized at the time of adopting the current Canadian accounting standard were permitted to be amortized over a period under transitional provisions of the current standard. Under IFRSs, those amounts will not be permitted to remain unrecognized and must be recognized on transition to IFRSs

Expected transition impact: Equity will be reduced by $353 million (2008 — $375 million, 2007 — $120 million). Net income for 2009 would increase by $46 million (2008 — $2 million)

Expected future impact: The effect of actuarial gains and losses will no longer affect net income under the company’s accounting policy choice; however, shareholders’ equity is expected to be subject to greater variability as the effects of actuarial gains and losses will be recognized immediately, rather than being deferred and amortized over a period of time

Share-Based Payments	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: IFRS 2, “Share-Based Payments”, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of some of our cash-settled employee incentive plans, such as our performance unit incentive plan

Expected transition impact: Not significant

Expected future impact: Any future significant difference between the fair value and intrinsic value of outstanding units under the company’s performance unit incentive plan will result in different measurements under IFRSs and Canadian GAAP

RECENT ACCOUNTING CHANGES	PotashCorp 2009 Financial Review 70

Accounting
Policy Area	Impact of Policy Adoption

Provisions (including Asset Retirement Obligations)	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some contingent liabilities not recognized under Canadian GAAP which would require a provision under IFRSs.

Other differences between IFRSs and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRSs uses the mid-point of the range, whereas Canadian GAAP uses the low end), and the requirement under IFRSs for provisions to be discounted where material.

In relation to Asset Retirement Obligations, measurement under IFRSs will be based on management’s best estimate, while measurement under Canadian GAAP is based on the fair value of the obligation (which takes market assumptions into account). Cash flow estimates are discounted to present value under IFRSs using a discount rate which is based on the risks specific to the liability, unless those risks have been built into the cash flow estimates. Canadian GAAP requires the use of a credit adjusted risk free rate to discount cash flow estimates

Expected transition impact: Not yet quantified

Expected future impact: Provisions may be recognized more frequently under IFRSs than under Canadian GAAP

Income Taxes	Choices: Where exchange differences on deferred income tax liabilities or assets are recognized in the income statement, such differences may be classified as either foreign exchange gains/losses or deferred tax expense/income under IFRSs

Policy selection: Not yet determined

Differences from existing Canadian GAAP, and expected transition impact of each: Under Canadian GAAP, exchange differences on deferred income tax liabilities or assets are recognized in the income statement, classified as foreign exchange gains/losses.

Under IFRSs, an estimation model will likely be used to determine the benefit to be received in relation to uncertain tax positions. This model may differ from the model currently used under Canadian GAAP.

Under IFRSs, deferred tax assets recognized in relation to share-based payment arrangements (for example, our employee stock option plan in the US) are adjusted each period to reflect the amount of future tax deductions that the company expects to receive based on the current market price of the shares. The benefit of such amounts is recognized in contributed surplus, and never impacts net income. Under the company’s current Canadian GAAP policy, tax deductions for the company’s employee stock option plan in the US are recognized as reductions to tax expense, within net income, in the period that the deduction is allowed. This difference will result in a decrease to net income in 2009 of $7 million (2008 — $33 million).

Under IFRSs, adjustments relating to a change in tax rates are recognized in the same category of comprehensive income as the original amounts were recognized. Under Canadian GAAP, such adjustments are recognized in net income, regardless of the category in which the original amounts were recognized. This difference would result in $119 million being re-categorized in 2009 from net income to other comprehensive income, related to an internal restructuring that occurred in 2009.

Under IFRSs, deferred income taxes are classified as long-term. Under Canadian GAAP, future income taxes are separated between current and long-term on the balance sheet. This will result in a decrease in 2009 of $18 million (2008 — $19 million, 2007 — $Nil) in current assets and non-current liabilities on the statement of financial position.

Under IFRSs, unrealized profits resulting from intragroup transactions are eliminated from the carrying amount of assets, but no equivalent adjustment is made for tax purposes. The difference between the tax rates of the two entities will result in an impact on net income. This differs from Canadian GAAP, where current tax payable in relation to such profits is recorded as a current asset until the transaction is realized by the group

Expected future impact: Quantification is ongoing

Consolidation	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: The IFRSs approach to consolidation is principles-based whereby consolidation is required for all entities which are controlled. Unlike the Canadian GAAP two-step model which first requires consideration as to whether an entity is a VIE, the IFRSs guidance on consolidation is a single model — the control model. IFRSs do bring in the concepts of risk and rewards where the existence of control is not apparent, though not in the same rules-based manner as under current Canadian GAAP

Expected transition impact: None

Expected future impact: None

71 PotashCorp 2009 Financial Review	RECENT ACCOUNTING CHANGES

Accounting
Policy Area	Impact of Policy Adoption

Property, Plant and Equipment	Choices: Either a historical cost model or a revaluation model can be used to value property, plant and equipment

Policy selection: We will value property, plant and equipment using the historical cost model

Differences from existing Canadian GAAP: Under IFRSs, where part of an item of property, plant and equipment has a cost that is significant in relation to the cost of the item as a whole, it must be depreciated separately from the remainder of the item. Canadian GAAP is similar in this respect, however it has often not been applied to the same extent due to practicality and/or materiality

Expected transition impact: Quantification is ongoing, but is not expected to be significant

Expected future impact: Quantification is ongoing, but is not expected to be significant

Inventories	Choices: Either first-in, first-out (FIFO) or weighted average can be used to value inventories

Policy selection: The weighted average method will be used to value inventories

Differences from existing Canadian GAAP: None

Expected transition impact: None

Expected future impact: None

Borrowing Costs	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: Under IFRSs, borrowing costs will be capitalized to assets which take a substantial time to develop or construct using a capitalization rate based on all of the company’s outstanding third-party debt. Under the company’s current policy, the interest capitalization rate is based only on third-party long-term debt

Expected transition impact: Equity will be reduced by $15 million in 2009 (2008 — $6 million, 2007 — $2 million). Net income for 2009 would decrease by $8 million (2008 — $5 million)

Expected future impact: There will be an ongoing difference based on the difference in capitalization rates

Financial Instruments	Choices: Trade date or settlement date can be used

Policy selection: The company will recognize regular-way purchases and sales of financial assets at the trade date

Differences from existing Canadian GAAP: None

Expected transition impact: None

Expected future impact: None

Definition of a Derivative	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: Under Canadian GAAP, when the quantity of a non-financial asset or liability to be purchased or sold is not specified and is not otherwise determinable (for example, by reference to anticipated quantities to be used in the calculation of penalty amounts in the event of non-performance), the contract is not accounted for as a derivative, since the standard setters conclude its fair value would not be reliably determinable. As a result, a notional amount is also required implicitly for a contract to meet the definition of a derivative under Canadian GAAP. The definition of a derivative under IFRSs does not require the instrument to have a notional amount, and the lack of a notional amount does not result in an exemption from treatment of the contract as a derivative. Whereas under Canadian GAAP such an instrument would not be accounted for as a derivative, under IFRSs it is necessary to analyze all other features to determine whether the contract is a derivative. If so, it is necessary to determine a reasonable estimation of what a notional amount could be, and measure the instrument at fair value as a derivative or embedded derivative based on such

Expected transition impact: Equity will not be impacted in 2009 (2008 — $Nil, 2007 — increased by $7 million). Net income for 2009 will not be impacted (2008 decreased by $7 million)

Expected future impact: More contracts may be categorized as derivatives (either assets or liabilities) than under Canadian GAAP

Embedded Derivatives	Choices: There are no policy choices available under IFRSs

Differences from existing Canadian GAAP: For transitional purposes under Canadian GAAP, we elected to record embedded derivatives only for contracts entered into or substantively modified on or after January 1, 2003. This transitional option does not exist under IFRSs and therefore additional potential embedded derivatives were considered within contracts previously not reviewed in this context to conclude whether bifurcation and recording were necessary

Expected transition impact: None identified to date

Expected future impact: None identified to date

RECENT ACCOUNTING CHANGES	PotashCorp 2009 Financial Review 72

Accounting
Policy Area	Impact of Policy Adoption

Hedge Accounting	Differences from existing Canadian GAAP: Under Canadian GAAP, a short-cut method for assessing hedge effectiveness was permitted if the critical terms of the hedged item and hedging instrument match. This method is not permitted under IFRSs. The company has certain deferred amounts relating to the previous use of this method under Canadian GAAP, which will be derecognized on transition to IFRSs

Expected transition impact: Equity will be increased by $2 million in 2009 (2008 — $4 million, 2007 — $5 million). Net income for 2009 would decrease by $2 million (2008 — $1 million)

Expected future impact: Net income under IFRSs will be approximately $1 million lower than under Canadian GAAP until the deferred amounts are fully amortized under Canadian GAAP (by 2011)

Statement of Cash Flows	Choices: Either the direct or indirect method may be presented. Dividends paid, interest paid, interest received and dividends received can be presented as either operating or financing activities

Policy selection: The company will use the indirect method

Differences from existing Canadian GAAP: None

Expected transition impact: None

Expected future impact: None

The above list and related comments should not be regarded as a complete list of changes that will result from transition to IFRSs. It is intended to highlight those areas we believe to be most significant; however, our assessment of the impacts of certain differences is still in process and not all decisions have been made where choices of accounting policies are available. Moreover, until our adoption date is finalized and we have prepared a full set of annual financial statements under IFRSs, we will not be able to determine or precisely quantify all of the impacts that will result from converting to IFRSs. The standard-setting bodies that promulgate Canadian GAAP and IFRSs have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRSs and their impact on the company’s consolidated financial statements in future years. In particular, we expect that there may be additional new or revised IFRSs in relation to consolidation, income taxes, liabilities, discontinued operations, related party disclosures, financial instruments, employee benefits and joint ventures. We have processes in place to ensure that such potential changes are monitored and evaluated. The future impacts of IFRSs will also depend on the particular circumstances prevailing in those years. The differences described are those existing based on Canadian GAAP and IFRSs as of February 19, 2010.
The following unaudited tables show the impacts of the differences between IFRSs and Canadian GAAP which have been identified to date, assuming IFRSs were adopted with a transition date (date of opening IFRSs balance sheet) of January 1, 2008 and the above-mentioned mandatory and optional exemptions and policy choices were applied.

73 PotashCorp 2009 Financial Review	RECENT ACCOUNTING CHANGES
Estimated Adjustments to Net Income on Adoption of IFRSs

	(unaudited)
	in millions of US dollars
For the years ended December 31	2009	2008

Net Income Under Canadian GAAP	$987.8	$3,495.2
IFRSs adjustments to net income (based on differences identified to date):
Policy choices
Employee benefits — Actuarial gains and losses	28.6	7.0
Provisions — Changes in decommissioning liabilities	TBD	TBD
Other
Employee benefits — Past service costs	17.3	(7.1)
Employee benefits — Canadian GAAP transition amounts	0.2	1.7
Borrowing costs	(8.4)	(4.7)
Hedge accounting	(1.5)	(1.4)
Financial instruments — Derivatives	—	(7.3)
Impairment of assets	(1.0)	(1.0)
Income taxes — Tax effect of above differences	TBD	TBD
Income tax related GAAP differences — Quantified differences	(126.3)	(32.7)
— Not yet quantified	TBD	TBD
Revised net income under IFRSs not presented since assessment of differences has not been completed for all areas.
The above adjustments assume a date of transition to IFRSs (date of opening statement of financial position) of January 1, 2008. If the company’s actual date of transition to IFRSs were to differ from this assumption, certain transitional adjustments would be re-measured.
TBD = To be determined.
Estimated Adjustments to Shareholders’ Equity on Adoption of IFRSs

		(unaudited)
		in millions of US dollars
As at December 31	2009	2008	2007

Shareholders’ Equity Under Canadian GAAP	$6,500.7	$4,588.9	$6,018.7
IFRSs adjustments to shareholders’ equity (based on differences identified to date):
Policy choices
Employee benefits — Actuarial gains and losses	(364.7)	(369.3)	(119.5)
Provisions — Changes in decommissioning liabilities	TBD	TBD	TBD
Other
Employee benefits — Past service costs	14.2	(3.1)	4.0
Employee benefits — Canadian GAAP transition amounts	(2.6)	(2.8)	(4.5)
Borrowing costs	(14.8)	(6.4)	(1.7)
Hedge accounting	2.4	3.9	5.3
Financial instruments — Derivatives	—	—	7.3
Impairment of assets	9.4	10.4	11.4
Income taxes — Tax effect of above differences	TBD	TBD	TBD
Income tax related GAAP differences — Not yet quantified	TBD	TBD	TBD
Revised shareholders’ equity under IFRSs not presented since assessment of differences has not been completed for all areas. The above adjustments assume a date of transition to IFRSs (date of opening statement of financial position) of January 1, 2008. If the company’s actual date of transition to IFRSs were to differ from this assumption, certain transitional adjustments would be re-measured.
TBD = To be determined.

FORWARD-LOOKING STATEMENTS	PotashCorp 2009 Financial Review 74
FORWARD-LOOKING STATEMENTS
This 2009 Financial Review, including the “Key Earnings Sensitivities” and “Outlook” sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this 2009 Financial Review, including foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2009 under the captions “Forward-Looking Statements” and “Item 1A — Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

75 PotashCorp 2009 Financial Review	11 YEAR REPORT
Financial Data (in millions of US dollars except share, per-share and percentage amounts)

	2009	2008	2007	2006	2005	2004	2003 [6]	2002	[6]	2001	[6]	2000	[6]	1999 [6]
Sales
Potash	1,315.8	4,068.1	1,797.2	1,227.5	1,341.1	1,056.1	758.7	669.0		670.1		720.1		688.6
Phosphate	1,374.4	2,880.7	1,637.1	1,255.1	1,137.3	977.9	883.9	714.0		732.1		868.1		922.3
Nitrogen	1,286.5	2,497.7	1,799.9	1,284.1	1,368.8	1,210.4	1,156.4	841.4		993.5		964.5		744.7
Total sales	3,976.7	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4		2,395.7		2,552.7		2,355.6
5-year CAGR [1]	4.2%
10-year CAGR [1]	5.4%
Gross margin
Potash	730.4	3,055.5	912.3	561.1	707.4	422.8	203.7	220.6		206.4		279.0		295.0
Phosphate	103.8	1,114.5	432.8	125.3	98.9	15.8	(16.5)	41.9		64.5		76.8		130.5
Nitrogen	191.8	737.4	536.1	315.6	318.7	242.8	193.2	47.4		94.7		104.7		(21.4)
Total gross margin	1,026.0	4,907.4	1,881.2	1,002.0	1,125.0	681.4	380.4	309.9		365.6		460.5		404.1
5-year CAGR [1]	8.5%
10-year CAGR [1]	9.5%
Depreciation and amortization
Potash	40.1	82.0	71.7	58.3	64.5	66.4	52.4	46.3		34.1		40.9		37.2
Phosphate	163.9	140.5	121.1	94.6	95.6	84.4	78.9	76.8		72.0		68.1		61.8
Nitrogen	99.2	97.1	88.2	77.6	72.0	79.7	86.4	88.0		72.8		66.1		83.5
Other	8.9	7.9	10.3	11.9	10.3	9.5	9.7	8.0		6.8		11.9		8.6
Total depreciation and amortization	312.1	327.5	291.3	242.4	242.4	240.0	227.4	219.1		185.7		187.0		191.1
Operating income (loss)	1,192.2	4,635.1	1,588.5	875.5	892.6	514.3	7.4	169.5		228.0		288.2		(362.2)
Net income (loss)* [2]	987.8	3,495.2	1,103.6	631.8	542.9	298.6	(84.0)	55.2		94.6		169.8		(418.4)
5-year CAGR [1]	27.0%
9-year CAGR [1,3]	19.6%
Net income (loss) per share — basic	3.34	11.37	3.50	2.03	1.67	0.92	(0.26)	0.18		0.30		0.55		(1.30)
Net income (loss) per share — diluted	3.25	11.01	3.40	1.98	1.63	0.90	(0.26)	0.18		0.30		0.55		(1.30)
Dividends per share	0.40	0.40	0.35	0.20	0.20	0.18	0.17	0.17		0.17		0.17		0.17
Cash provided by operating activities	923.9	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4		75.7		480.4		343.6
Working capital	711.8	(348.6)	809.4	206.7	14.7	539.9	176.1	10.2		20.5		(162.8)		(106.6)
Total assets	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,688.2		4,555.6		4,126.4		3,907.6
Long-term debt obligations [4]	3,356.2	1,758.0	1,358.3	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9		1,013.7		413.7		437.0
Shareholders’ equity	6,500.7	4,588.9	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8	2,050.2		2,042.6		1,994.8		1,954.6
Shares outstanding at the end of the year (thousands) [5]	295,976	295,201	316,411	314,403	310,782	331,893	318,672	312,468		311,712		311,046		322,164
Operating Data (thousands)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Employees at year-end (actual #)	5,136	5,301	5,003	4,871	4,879	4,906	4,904	5,199	4,997	5,338	5,498
Potash production (KCI) tonnage	3,405	8,697	9,159	7,018	8,816	7,914	7,094	6,447	6,128	7,149	6,388
Phosphate production (P205) tonnage	1,505	1,942	2,164	2,108	2,097	1,962	1,861	1,512	1,573	2,042	2,124
Nitrogen production (N) tonnage	2,551	2,780	2,986	2,579	2,600	2,558	2,619	2,990	3,032	2,706	3,138
Potash sales — manufactured KCI tonnes	2,988	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474
Phosphate sales — manufactured product tonnes	3,055	3,322	4,151	3,970	3,860	3,675	3,560	2,809	2,987	3,861	4,002
Nitrogen sales — manufactured product tonnes	4,967	5,042	5,731	4,675	4,843	4,738	5,370	5,943	5,753	5,864	6,270

[1]	Compound annual growth rate expressed as a percentage.

[2]	There were no extraordinary items or discontinued operations in any of the accounting periods.

[3]	1999 result was negative, therefore nine-year CAGR used.

[4]	Represents long-term debt obligations and does not include unamortized costs. (See Note 13 to the company’s consolidated financial statements for description of such amounts.)

[5]	Common shares were repurchased in 2008, 2005, 2000 and 1999 in the amounts of 22.849 million, 28.500 million, 6.210 million and 1.890 million, respectively.

[6]	Prior year figures have been restated to reflect the impact of new accounting standards on goodwill and intangible assets, including the withdrawal and amendment of certain standards which the Canadian accounting standards setters concluded permitted deferral of costs (such as pre-production costs) that did not meet the definition of an asset. The standards were effective for the company on January 1, 2009, and resulted in it reclassifying costs that were deferred as pre-production costs in 1999 through 2001, amortized in 2002 and written off as impaired in 2003 to instead impact net income in each year incurred. The impact of these adjustments changed net income in 2003, 2002, 2001, 2000 and 1999 by 42.3, 1.6, (26.6), (14.1) and (3.2), respectively. The change also impacted potash sales, potash gross margin, operating income (loss), net income (loss), working capital, total assets and shareholders’ equity.
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those applicable in the United States. (See Note 31 to the company’s consolidated financial statements.) Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

*Additional Information:	After-tax effects of items affecting net income	2009	2008	2007	2006	2004	2003	2000	1999

	Impairment of property, plant and equipment	$—	$—	$—	$4.5	$—	$89.7	$14.5	$513.8
	(Recovery) impairment of auction rate securities	(91.1)	66.6	18.6	—	—	—	—	—
	Plant shutdown and closure	—	—	—	—	6.2	113.5	—	24.1
	Office consolidation	—	—	—	—	—	—	3.3	9.2
	Loss (gain) on sale of assets	6.1	(15.6)	—	—	(37.0)	—	(16.3)	—

	Total after-tax effects on net income	$(85.0)	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5	$547.1

FINANCIAL PERFORMANCE INDICATORS	PotashCorp 2009 Financial Review 76
Summary (in millions of US dollars except share, per-share and tonnage amounts)

	2009	2008	2007	2006	2005	2004	2003 [11]	2002 [11]	2001 [11]	2000 [11]	1999 [11]

Net income (loss)[1]	987.8	3,495.2	1,103.6	631.8	542.9	298.6	(84.0)	55.2	94.6	169.8	(418.4)
Net income (loss) per share — diluted	3.25	11.01	3.40	1.98	1.63	0.90	(0.26)	0.18	0.30	0.55	(1.30)
EBITDA[2]	1,504.3	4,962.6	1,879.8	1,117.9	1,135.0	754.3	234.8	388.6	413.7	480.4	(169.7)
Net income as percentage of sales	24.8%	37.0%	21.1%	16.8%	14.1%	9.2%	(3.0%)	2.5%	4.0%	6.7%	(17.8%)
EBITDA margin [3]	41.1%	55.2%	39.5%	33.1%	32.7%	26.0%	9.5%	20.1%	19.9%	21.5%	(8.2%)
Cash flow prior to working capital changes [4]	1,350.9	3,780.7	1,525.3	940.8	860.3	538.3	368.5	289.2	345.8	405.1	321.0
Cash provided by operating activities	923.9	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6
Return on assets	7.6%	34.1%	11.4%	10.2%	10.1%	5.8%	(1.8%)	1.1%	2.6%	4.8%	(10.5%)
Cash flow return [5]	13.6%	43.6%	20.2%	14.5%	14.7%	11.1%	4.0%	6.4%	7.7%	9.8%	(3.9%)
Weighted average cost of capital	10.1%	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%
Total shareholder return	48.7%	(48.9%)	201.6%	79.6%	(2.7%)	93.4%	37.5%	5.2%	(20.4%)	64.6%	(23.0%)
Total debt to capital	38.4%	40.0%	19.2%	40.8%	41.5%	36.4%	42.3%	42.2%	42.6%	31.3%	32.0%
Net debt to capital [6]	34.7%	37.8%	10.6%	36.4%	39.9%	27.5%	42.2%	41.5%	41.3%	27.8%	30.4%
Total debt to net income (loss)	4.1	0.9	1.3	3.0	2.8	4.6	(17.2)	27.1	16.0	5.3	(2.2)
Net debt to EBITDA [7]	2.4	0.6	0.4	1.4	1.2	1.2	6.1	3.8	3.6	1.7	(5.2)

Reconciliations and Calculations (in millions of US dollars except share, per-share and tonnage amounts)

	2009	2008	2007	2006	2005	2004	2003 [11]	2002 [11]	2001 [11]	2000 [11]	1999 [11]

Net income (loss) [1]	987.8	3,495.2	1,103.6	631.8	542.9	298.6	(84.0)	55.2	94.6	169.8	(418.4)
Income taxes	83.5	1,077.1	416.2	158.1	267.4	131.7	0.1	31.2	53.1	62.0	6.1
Interest expense	120.9	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5
Depreciation and amortization	312.1	327.5	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1

EBITDA [2]	1,504.3	4,962.6	1,879.8	1,117.9	1,135.0	754.3	234.8	388.6	413.7	480.4	(169.7)
5-year CAGR [9]	14.8%
9-year CAGR [9,10]	12.7%

Net income as percentage of sales	24.8%	37.0%	21.1%	16.8%	14.1%	9.2%	(3.0%)	2.5%	4.0%	6.7%	(17.8%)
EBITDA margin [3]	41.1%	55.2%	39.5%	33.1%	32.7%	26.0%	9.5%	20.1%	19.9%	21.5%	(8.2%)

Cash flow prior to working capital changes [4]	1,350.9	3,780.7	1,525.3	940.8	860.3	538.3	368.5	289.2	345.8	405.1	321.0
Receivables	53.1	(593.7)	(154.6)	11.0	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)	33.8
Inventories	88.2	(324.4)	60.3	13.9	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)	(16.1)
Prepaid expenses and other current assets	21.2	(23.7)	7.0	0.2	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)	3.2
Payables and accrued charges	(589.5)	174.3	250.9	(269.1)	238.1	188.7	33.3	60.4	(266.2)	158.0	1.7

Changes in non-cash operating working capital	(427.0)	(767.5)	163.6	(244.0)	4.8	120.0	17.0	27.2	(270.1)	75.3	24.0

Cash provided by operating activities	923.9	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	75.7	480.4	343.6

Net income (loss)	987.8	3,495.2	1,103.6	631.8	542.9	298.6	(84.0)	55.2	94.6	169.8	(418.4)
Total assets	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,688.2	4,555.6	4,126.4	3,907.6

Return on assets	7.6%	34.1%	11.4%	10.2%	10.1%	5.8%	(1.8%)	1.1%	2.6%	4.8%	(10.5%)

Net income (loss)	987.8	3,495.2	1,103.6	631.8	542.9	298.6	(84.0)	55.2	94.6	169.8	(418.4)
Income taxes	83.5	1,077.1	416.2	158.1	267.4	131.7	0.1	31.2	53.1	62.0	6.1
Change in unrealized (gain) loss on derivatives included in net income	(56.4)	68.8	(16.9)	—	—	—	—	—	—	—	—
Interest expense	120.9	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6	51.5
Current income taxes	119.7	(994.9)	(296.6)	(108.1)	(227.3)	(105.4)	—	(24.2)	(20.5)	(32.6)	(14.7)
Depreciation and amortization	312.1	327.5	291.3	242.4	242.4	240.0	227.4	219.1	185.7	187.0	191.1

Cash flow [5]	1,567.6	4,036.5	1,566.3	1,009.8	907.7	648.9	234.8	364.4	393.2	447.8	(184.4)

Total assets	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,688.2	4,555.6	4,126.4	3,907.6
Cash and cash equivalents	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)
Fair value of derivative assets	(9.0)	(17.9)	(135.0)	—	—	—	—	—	—	—	—
Accumulated depreciation of property, plant and equipment	2,711.7	2,526.6	2,280.7	2,073.8	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8	951.0
Net unrealized gains on available-for-sale securities	(1,900.8)	(885.7)	(2,284.1)	—	—	—	—	—	—	—	—
Accumulated amortization of other assets and intangible assets	50.0	73.4	59.0	72.6	66.4	65.1	70.1	59.1	42.0	38.0	42.0
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	4.3	1.4
Payables and accrued charges	(779.3)	(1,183.6)	(911.5)	(545.2)	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)	(347.7)

Adjusted assets	12,616.7	10,492.1	8,013.5	7,499.8	6,422.7	5,895.3	5,835.9	5,837.8	5,562.5	4,654.6	4,510.3

Average adjusted assets	11,554.4	9,252.8	7,756.7	6,961.3	6,159.0	5,865.6	5,836.9	5,700.2	5,108.6	4,582.5	4,758.0

Cash flow return [5]	13.6%	43.6%	20.2%	14.5%	14.7%	11.1%	4.0%	6.4%	7.7%	9.8%	(3.9%)

See footnotes beginning on Page 77.

77 PotashCorp 2009 Financial Review	FINANCIAL PERFORMANCE INDICATORS
RECONCILIATIONS AND CALCULATIONS continued (in millions of US dollars except share, per-share and tonnage amounts)

	2009	2008	2007	2006	2005	2004	2003 [11]	2002 [11]	2001 [11]	2000 [11]	1999 [11]

Weighted average cost of capital	10.1%	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%	8.7%

End of year closing price (dollars)	108.50	73.22	143.96	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03
Beginning of year opening price (dollars)	73.22	143.96	47.83	26.74	27.69	14.41	10.60	10.23	13.05	8.03	10.65

Change in share price (dollars)	35.28	(70.74)	96.13	21.09	(0.95)	13.28	3.81	0.37	(2.82)	5.02	(2.62)

Dividends paid per share (dollars)	0.40	0.40	0.30	0.20	0.20	0.18	0.17	0.17	0.17	0.17	0.17

Total shareholder return	48.7%	(48.9%)	201.6%	79.6%	(2.7%)	93.4%	37.5%	5.3%	(20.3%)	64.6%	(23.0%)

Short-term debt	727.0	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5
Current portion of long-term debt	1.8	0.2	0.2	400.4	1.2	10.3	1.3	3.4	—	5.7	7.4
Long-term debt	3,319.3	1,739.5	1,339.4	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7	437.0

Total debt	4,048.1	3,063.6	1,429.6	1,915.4	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2	918.9

Cash and cash equivalents	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)

Net debt [6]	3,662.7	2,786.8	710.1	1,589.7	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2	874.9

Shareholders’ equity	6,500.7	4,588.9	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8	2,050.2	2,042.6	1,994.8	1,954.6

Total debt to capital	38.4%	40.0%	19.2%	40.8%	41.5%	36.4%	42.3%	42.2%	42.6%	31.3%	32.0%

Net debt to capital [6]	34.7%	37.8%	10.6%	36.4%	39.9%	27.5%	42.2%	41.5%	41.3%	27.8%	30.4%

Total debt to net income (loss)	4.1	0.9	1.3	3.0	2.8	4.6	(17.2)	27.1	16.0	5.3	(2.2)
Net debt to EBITDA [7]	2.4	0.6	0.4	1.4	1.2	1.2	6.1	3.8	3.6	1.7	(5.2)
Current assets	2,271.7	2,267.2	1,811.3	1,310.2	1,110.8	1,243.6	733.9	832.0	819.6	871.7	726.2
Current liabilities	(1,559.9)	(2,615.8)	(1,001.9)	(1,103.5)	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)	(831.0)

Working capital	711.8	(348.6)	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)	(104.8)
Cash and cash equivalents	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)	(44.0)
Short-term debt	727.0	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8	474.5
Current portion of long-term debt	1.8	0.2	0.2	400.4	1.2	10.3	1.3	3.4	—	5.7	7.4

Non-cash operating working capital	1,055.2	698.7	180.1	439.3	174.2	184.8	348.9	460.5	502.9	245.8	333.1

Sales	3,976.7	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,395.7	2,552.7	2,355.6

Freight	191.0	324.9	346.1	255.8	249.7	238.7	234.5	215.2	216.7	222.1	212.5
Transportation and distribution	128.1	132.4	124.1	134.1	121.9	104.3	98.7	80.5	83.3	83.1	77.0

Net sales [8]	3,657.6	8,989.2	4,764.0	3,376.8	3,475.6	2,901.4	2,465.8	1,928.7	2,095.7	2,247.5	2,066.1

Potash net sales
North American	506.8	1,307.5	656.9	470.5	495.6	347.5	230.6	215.3	232.1	237.8	237.4
Offshore	698.9	2,526.8	909.6	576.0	668.3	504.6	336.2	300.7	293.4	340.9	325.9
Miscellaneous and purchased product	16.3	24.4	13.5	11.7	13.0	42.7	52.3	28.5	21.2	8.3	2.3

Total	1,222.0	3,858.7	1,580.0	1,058.2	1,176.9	894.8	619.1	544.5	546.7	587.0	565.6

Potash sales (thousands KCI tonnes)
North American	1,093	2,962	3,471	2,785	3,144	3,246	2,870	2,780	2,894	2,939	2,871
Offshore	1,895	5,585	5,929	4,411	5,020	5,030	4,213	3,547	3,349	3,973	3,603

Total	2,988	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912	6,474

Weighted average shares outstanding
Basic (thousands)	295,580	307,480	315,641	311,880	325,704	323,901	313,380	312,126	311,274	314,460	325,380

Diluted (thousands)	303,943	317,438	324,308	318,689	333,234	332,217	313,380	313,896	313,116	316,218	325,380

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.
Non-GAAP Financial Measures and Footnotes to Reconciliations and Calculations
(in millions of US dollars except share, per-share and tonnage amounts)
Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). EBITDA, adjusted EBITDA, EBITDA margin, cash flow prior to working capital changes, cash flow, cash flow return, net debt, net debt to capital, net debt to EBITDA and consolidated net sales are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.
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
1	After-tax effects of items affecting net income are as follows:

	2009	2008	2007	2006	2004	2003	2000	1999

Impairment of property, plant and equipment	$—	$—	$—	$4.5	$—	$89.7	$14.5	$513.8
(Recovery) impairment of auction rate securities	(91.1)	66.6	18.6	—	—	—	—	—
Plant shutdown and closure	—	—	—	—	6.2	113.5	—	24.1
Office consolidation	—	—	—	—	—	—	3.3	9.2
Loss (gain) on sale of assets	6.1	(15.6)	—	—	(37.0)	—	(16.3)	—

Total after-tax effects on net income	$(85.0)	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5	$547.1

FINANCIAL PERFORMANCE INDICATORS	PotashCorp 2009 Financial Review 78
Non-GAAP Financial Measures and Footnotes to Reconciliations and Calculations continued
(in millions of US dollars except share, per-share and tonnage amounts)
2	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments and shutdown-related costs, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the non-cash effects of the following items:

	2009	2008	2007	2006	2004	2003	2000	1999

Impairment of property, plant and equipment	$—	$—	$—	$6.3	$—	$132.4	$14.5	$530.4
(Recovery) impairment of auction rate securities	(115.3)	88.8	26.5	—	—	—	—	—
Plant shutdown and closure	—	—	—	—	6.2	113.5	—	24.1
Office consolidation	—	—	—	—	—	—	—	9.2
Gain on sale of assets	—	(21.4)	—	—	(37.0)	—	(20.1)	—

Total non-cash items included in EBITDA	(115.3)	67.4	26.5	6.3	(30.8)	245.9	(5.6)	563.7
EBITDA	1,504.3	4,962.6	1,879.8	1,117.9	754.3	234.8	480.4	(161.9)

Adjusted EBITDA	$1,389.0	$5,030.0	$1,906.3	$1,124.2	$723.5	$480.7	$474.8	$401.8

3	EBITDA margin is calculated as EBITDA divided by net sales (sales less freight and transportation and distribution). Management believes comparing the company’s operations (excluding the impact of long-term investment decisions) to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using EBITDA as compared to net income, EBITDA margin as compared to net income as a percentage of sales is also limited in that freight and transportation and distribution costs are incurred and valued independently of sales. Management evaluates these expenses individually on the consolidated statements of operations.

4	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in non-cash operating working capital. PotashCorp uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

5	PotashCorp uses cash flow and cash flow return as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are one of the best predictors of shareholder value. As such, management believes this information to be useful to investors.

6	Management believes that net debt and net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

7	Net debt to EBITDA shows the maximum amount of years it would take to retire PotashCorp’s net debt using the current year’s EBITDA and helps PotashCorp evaluate the appropriateness of current debt levels relative to earnings generated by operations. In addition to the limitation of using EBITDA discussed above, net debt to EBITDA is limited in that this measure assumes all earnings are used to repay principal and no interest payments or taxes.

8	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to Canadian GAAP, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-GAAP financial measure.

9	Compound annual growth rate expressed as a percentage.

10	1999 results were negative, therefore nine-year CAGR used.

11	Prior year figures have been restated to reflect the impact of new accounting standards on goodwill and intangible assets, including the withdrawal and amendment of certain standards which the Canadian accounting standards setters concluded permitted deferral of costs (such as pre-production costs) that did not meet the definition of an asset. The standards were effective for the company on January 1, 2009, and resulted in it reclassifying costs that were deferred as pre-production costs in 1999 through 2001, amortized in 2002 and written off as impaired in 2003 to instead impact net income in each year incurred. The impact of these adjustments changed net income in 2003, 2002, 2001, 2000 and 1999 by 42.3, 1.6, (26.6), (14.1) and (3.2), respectively. The change also impacted net income (loss) per share — diluted, EBITDA, cash flow prior to working capital changes, return on assets, cash flow return, total debt to capital and net debt to capital.
Financial Terms
Adjusted EBITDA = EBITDA + impairment charges + non-cash shutdown / closure-related costs and office consolidation costs — gain on sale of assets
Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997
Cash flow = net income or loss + income taxes + change in unrealized loss/(gain) on derivatives included in net income + interest — current income taxes + depreciation and amortization
Cash flow return = cash flow / average (total assets — cash and cash equivalents — fair value of derivative assets + accumulated depreciation and amortization — net unrealized gains on available-for-sale securities — payables and accrued charges)
Current income taxes = income tax expense (recovery) — provision for (recovery of) future income tax
EBITDA = earnings (net income or loss) before interest, taxes, depreciation and amortization
EBITDA margin = EBITDA / net sales
Market value of total capital = market value of total debt — cash and cash equivalents + market value of equity
Net debt to capital = (total debt — cash and cash equivalents) / (total debt —cash and cash equivalents + total shareholders’ equity)
Net debt to EBITDA = (total debt — cash and cash equivalents) / EBITDA
Net sales = sales — freight — transportation and distribution
Return on assets = net income or loss / total assets
Total debt to capital = total debt / (total debt + total shareholders’ equity)
Total debt to net income or loss = total debt / net income or loss
Total shareholder return = (change in market price per common share + dividends per share) / beginning market price per common share
Weighted average cost of capital = simple quarterly average of ((market value of total debt — cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

79 PotashCorp 2009 Financial Review	MANAGEMENT’S RESPONSIBILITY
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
Our independent registered chartered accountants, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2009 included on Page 81.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.
The audit committee of the Board of Directors is composed entirely of independent directors. PotashCorp’s interim condensed consolidated financial statements and MD&A are discussed and analyzed by the audit committee with management and the independent registered chartered accountants before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee together with management and the independent registered chartered accountants and are approved by the board.
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
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve and document our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, as reflected in their report for 2009 included on Page 80.

W. Doyle	W. Brownlee
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

February 19, 2010

ACCOUNTANTS’ REPORTS	PotashCorp 2009 Financial Review 80
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2009 and our report dated February 19, 2010 expressed an unqualified opinion on these consolidated financial statements.

Independent Registered Chartered Accountants
Saskatoon, Canada
February 19, 2010

81 PotashCorp 2009 Financial Review
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, the related consolidated statements of operations and retained earnings, cash flow and comprehensive income (loss) for each of the three years in the period ended December 31, 2009, and the related consolidated statements of accumulated other comprehensive income as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Saskatoon, Canada
February 19, 2010

CONSOLIDATED FINANCIAL STATEMENTS	PotashCorp 2009 Financial Review 82
Consolidated Statements of Financial Position

As at December 31		in millions of US dollars except share amounts
Notes		2009	2008

	Assets
	Current assets
	Cash and cash equivalents	$385.4	$276.8
NOTE 3	Receivables	1,137.9	1,189.9
NOTE 4	Inventories	623.5	714.9
NOTE 5	Prepaid expenses and other current assets	124.9	85.6

		2,271.7	2,267.2
NOTE 7	Property, plant and equipment	6,413.3	4,812.2
NOTE 8	Investments	3,760.3	2,750.7
NOTE 9	Other assets	359.9	300.2
NOTE 10	Intangible assets	20.0	21.5
NOTE 10	Goodwill	97.0	97.0

		$12,922.2	$10,248.8

	Liabilities
	Current liabilities
NOTE 11, 13	Short-term debt and current portion of long-term debt	$728.8	$1,324.1
NOTE 12	Payables and accrued charges	779.3	1,183.6
NOTE 6	Current portion of derivative instrument liabilities	51.8	108.1

		1,559.9	2,615.8
NOTE 13	Long-term debt	3,319.3	1,739.5
NOTE 6	Derivative instrument liabilities	123.2	120.4
NOTE 23	Future income tax liability	999.3	794.2
NOTE 15	Accrued pension and other post-retirement benefits	280.8	253.4
NOTE 16	Accrued environmental costs and asset retirement obligations	134.8	133.4
	Other non-current liabilities and deferred credits	4.2	3.2

		6,421.5	5,659.9

NOTE 14	Commitments
NOTE 28	Contingencies
NOTE 29	Guarantees
	Shareholders’ Equity
NOTE 17	Share capital	1,430.3	1,402.5
	Unlimited authorization of common shares without par value; issued and outstanding 295,975,550 and 295,200,987 shares at December 31, 2009 and 2008, respectively
	Unlimited authorization of first preferred shares; none outstanding
NOTE 18	Contributed surplus	149.5	126.2
	Accumulated other comprehensive income	1,648.8	657.9
	Retained earnings	3,272.1	2,402.3

		6,500.7	4,588.9

		$12,922.2	$10,248.8

(See Notes to the Consolidated Financial Statements)
Approved by the Board of Directors,

Director	Director

83 PotashCorp 2009 Financial Review
Consolidated Statements of Operations and Retained Earnings

For the years ended December 31		in millions of US dollars except per-share amounts
Notes		2009	2008	2007

NOTE 19	Sales	$3,976.7	$9,446.5	$5,234.2
	Less: Freight	191.0	324.9	346.1
	Transportation and distribution	128.1	132.4	124.1
	Cost of goods sold	2,631.6	4,081.8	2,882.8

	Gross Margin	1,026.0	4,907.4	1,881.2

	Selling and administrative	183.6	188.4	212.6
NOTE 20	Provincial mining and other taxes	29.0	543.4	135.4
	Foreign exchange (gain) loss	(35.4)	(126.0)	70.2
NOTE 21	Other income	(343.4)	(333.5)	(125.5)

		(166.2)	272.3	292.7

	Operating Income	1,192.2	4,635.1	1,588.5

NOTE 22	Interest Expense	120.9	62.8	68.7

	Income Before Income Taxes	1,071.3	4,572.3	1,519.8

NOTE 23	Income Taxes	83.5	1,077.1	416.2

	Net Income	987.8	3,495.2	1,103.6

	Retained Earnings, Beginning of Year	2,402.3	2,279.6	1,286.4

	Repurchase of Common Shares	—	(3,250.3)	—

	Change in Accounting Policy	—	—	0.2

	Dividends	(118.0)	(122.2)	(110.6)

	Retained Earnings, End of Year	$3,272.1	$2,402.3	$2,279.6

NOTE 24	Net Income per Share — Basic	$3.34	$11.37	$3.50

NOTE 24	Net Income per Share — Diluted	$3.25	$11.01	$3.40

	Dividends per Share	$0.40	$0.40	$0.35

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED FINANCIAL STATEMENTS	PotashCorp 2009 Financial Review 84
Consolidated Statements of Cash Flow

For the years ended December 31	in millions of US dollars
		2009		2008		2007

Operating Activities
Net income		$987.8		$3,495.2		$1,103.6
Adjustments to reconcile net income to cash provided by operating activities

Depreciation and amortization	312.1		327.5		291.3
Stock-based compensation	29.5		36.2		38.6
Loss (gain) on disposal of property, plant and equipment and long-term investments	7.7		(27.1)		7.9
(Gain on disposal of) provision for auction rate securities	(115.3)		88.8		26.5
Foreign exchange on future income tax	(1.3)		(106.4)		52.4
Provision for future income tax	203.2		82.2		119.6
Undistributed earnings of equity investees	(2.8)		(166.7)		(35.6)
Derivative instruments	(62.0)		48.7		(21.1)
Other long-term liabilities	(8.0)		2.3		(57.9)

Subtotal of adjustments		363.1		285.5		421.7
Changes in non-cash operating working capital
Receivables	53.1		(593.7)		(154.6)
Inventories	88.2		(324.4)		60.3
Prepaid expenses and other current assets	21.2		(23.7)		7.0
Payables and accrued charges	(589.5)		174.3		250.9

Subtotal of changes in non-cash operating working capital		(427.0)		(767.5)		163.6

Cash provided by operating activities		923.9		3,013.2		1,688.9

Investing Activities
Additions to property, plant and equipment		(1,763.8)		(1,198.3)		(607.2)
Purchase of long-term investments		(3.2)		(445.6)		(30.7)
Proceeds from disposal of property, plant and equipment and long-term investments		19.4		43.2		4.5
Proceeds from disposal of (purchase of investments in) auction rate securities		132.5		—		(132.5)
Other assets and intangible assets		(54.1)		(46.6)		7.8

Cash used in investing activities		(1,669.2)		(1,647.3)		(758.1)

Cash before financing activities		(745.3)		1,365.9		930.8

Financing Activities
Proceeds from long-term debt obligations		4,108.7		400.0		1.5
Repayment and finance costs of long-term debt obligations		(3,561.3)		(0.2)		(403.6)
Proceeds from (repayment of) short-term debt obligations		403.2		1,233.9		(67.9)
Dividends		(116.9)		(122.6)		(93.6)
Repurchase of common shares		—		(3,356.4)		—
Issuance of common shares		20.2		36.7		26.6

Cash provided by (used in) financing activities		853.9		(1,808.6)		(537.0)

Increase (Decrease) in Cash and Cash Equivalents		108.6		(442.7)		393.8
Cash and Cash Equivalents, Beginning of Year		276.8		719.5		325.7

Cash and Cash Equivalents, End of Year		$385.4		$276.8		$719.5

Cash and cash equivalents comprised of:
Cash		$121.6		$29.9		$23.1
Short-term investments		263.8		246.9		696.4

		$385.4		$276.8		$719.5

Supplemental cash flow disclosure
Interest paid		$115.4		$82.8		$93.9
Income taxes paid		$640.3		$669.9		$221.0

(See Notes to the Consolidated Financial Statements)

85 PotashCorp 2009 Financial Review
Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31		in millions of US dollars
(Net of related income taxes)	2009	2008	2007

Net Income	$987.8	$3,495.2	$1,103.6
Other comprehensive income (loss)
Net increase (decrease) in unrealized gains on available-for-sale securities [1]	988.6	(1,336.9)	1,309.1
Net (losses) gains on derivatives designated as cash flow hedges [2]	(63.9)	(166.0)	34.6
Reclassification to income of net losses (gains) on cash flow hedges [3]	53.1	(8.1)	(40.5)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	13.1	(10.0)	6.7

Other Comprehensive Income (Loss)	$990.9	$(1,521.0)	$1,309.9

Comprehensive Income	$1,978.7	$1,974.2	$2,413.5

[1]	Available-for-sale securities are comprised of shares in Israel Chemicals Ltd., Sinofert Holdings Limited and investments in auction rate securities, and are net of income taxes of $26.5 (2008 — $(61.5), 2007 — $87.1).

[2]	Cash flow hedges are comprised of natural gas derivative instruments, and are net of income taxes of $(38.7) (2008 — $(100.8), 2007 — $14.8).

[3]	Net of income taxes of $32.2 (2008 — $(4.8), 2007 — $(17.3)).
Consolidated Statements of Accumulated Other Comprehensive Income

As at December 31	In millions of US dollars
(Net of related income taxes)	2009	2008

Net unrealized gains on available-for-sale securities [1]	$1,750.4	$761.8
Net unrealized losses on derivatives designated as cash flow hedges [2]	(111.4)	(100.6)
Unrealized foreign exchange gains (losses) on self-sustaining foreign operations [3]	9.8	(3.3)

Accumulated other comprehensive income	1,648.8	657.9
Retained earnings	3,272.1	2,402.3

Accumulated Other Comprehensive Income and Retained Earnings	$4,920.9	$3,060.2

[1]	$1,900.8 before income taxes (2008 — $885.7).

[2]	$(177.6) before income taxes (2008 — $(160.2)).

[3]	$9.8 before income taxes (2008 — $(3.3)).
(See Notes to the Consolidated Financial Statements)

Notes

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 86
NOTE 1 DESCRIPTION OF BUSINESS

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) – together known as “PotashCorp” or “the company” except to the extent the context otherwise requires — forms an integrated fertilizer and related industrial and feed products company. The company has producing assets in the following locations:
•	Potash
—	five mines and mills and mining rights to potash reserves at a sixth location, all in the province of Saskatchewan

—	one mine and mill in the province of New Brunswick
•	Phosphate
—	a mine and processing plants in the state of North Carolina

—	a mine and two processing plants in the state of Florida

—	a processing plant in the state of Louisiana

—	phosphate feed plants in the states of Nebraska, Illinois, Missouri, North Carolina and Florida

—	an industrial phosphoric acid plant in the state of Ohio
•	Nitrogen
—	three plants in the states of Georgia, Louisiana and Ohio

—	large-scale operations in Trinidad
In Canada and the United States, the company leases or owns 194 terminal and warehouse facilities, some of which have multi-product capability, for a total of 251 distribution points, and services customers with a fleet of approximately 9,200 railcars. In the offshore market, the company leases one warehouse in China and has ownership in a dry bulk fertilizer port terminal in Brazil through a joint venture. PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America, and execute offshore marketing and sales for the company’s New Brunswick potash. Phosphate Chemicals Export Association, Inc. (“PhosChem”), an unrelated phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen products.
NOTE 2 BASIS OF PRESENTATION

The company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 31.
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
Key areas where management has made complex or subjective judgments (often as a result of matters that are inherently uncertain) include the fair value of certain assets; recoverability of investments, long-lived assets and goodwill; mineral reserves; variable interest entities (“VIEs”); derivative instruments; hedge accounting; litigation; environmental and asset retirement obligations; pensions and other post-retirement benefits; stock-based compensation; and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
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

87 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 2 BASIS OF PRESENTATION continued
to US dollars at the average exchange rate for the previous month. Monetary assets and liabilities are translated at period-end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the translation of convenience method at the December 31, 1994 year-end exchange rate of US $1.00 = CDN $1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction. Translation exchange gains and losses of integrated foreign operations are reflected in earnings.
The company’s Brazilian operations are considered self-sustaining and are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates and transactions are translated at the rates in effect at the time. The gain or loss on translation is reflected in other comprehensive income.
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
The fair value of non-financial instruments is estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.
Selling and Administrative
The primary components of selling and administrative are compensation, employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.
Additional Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies (with the exception of those identified above) throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page

3	Receivables	88
4	Inventories	89
5	Prepaid Expenses	89
6	Derivative Instruments	89
7	Property, Plant and Equipment	91
8	Investments	91
9	Other Assets	93
10	Intangible Assets	93
10	Goodwill	93
13	Long-Term Debt	94
14	Lease Commitments	95
15	Pension and Other Post-Retirement Benefits	96
16	Environmental Costs and Asset Retirement Obligations	100
19	Revenue Recognition	102
23	Income Taxes	106
25	Stock-Based Compensation	109
26	Fair Value of Financial Instruments	111

Change in Accounting Policy
Goodwill and Intangible Assets
In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued amended accounting standards on goodwill and intangible assets, and research and development expenditures. The amended standards provide more specific guidance on the recognition of internally developed intangible assets, and require that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The standards substantially harmonize Canadian standards with International Financial Reporting Standards (“IFRSs”). Also in February 2008, the CICA withdrew and amended certain standards which it concluded permitted deferral of costs that did not meet the definition of an asset. The implementation of these standards, which the company adopted retrospectively effective January 1, 2009, did not have a material impact on the company’s consolidated financial statements.
Recent Accounting Pronouncements
IFRSs
In April 2008, March 2009 and October 2009, the Canadian Accounting Standards Board (“AcSB”) published exposure drafts on “Adopting IFRSs in Canada”. IFRSs have now been incorporated into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises in Canada will be required to prepare financial statements in

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 88
NOTE 2 BASIS OF PRESENTATION continued
accordance with IFRSs. Incorporation of IFRSs into the CICA Accounting Handbook makes possible the early adoption of IFRSs by Canadian entities. Also, in October 2009, the AcSB issued the exposure draft “Improvements to IFRSs” to incorporate into Canadian GAAP the amendments to IFRSs that result from an exposure draft issued by the International Accounting Standards Board (“IASB”). The IASB’s exposure draft deals with minor amendments and focuses on areas of inconsistency in standards or where clarification of wording is required. It is expected that the amendments will be effective January 1, 2011. The company is currently reviewing the standards to determine the potential impact on its consolidated financial statements.
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the Emerging Issues Committee of the CICA (“EIC”) issued guidance on the implications of credit risk in determining fair value of an entity’s financial assets and financial liabilities. The guidance clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The conclusions of the EIC were effective from the date of issuance of the abstract and did not have a material impact on the company’s consolidated financial statements.
Business Combinations
In January 2009, the AcSB issued revised accounting standards in regards to business combinations with the intent of harmonizing those standards with IFRSs. The revised standards require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The company is unable to determine the impact of these new standards, since they apply prospectively to business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning on or after January 1, 2011.
Noncontrolling Interests in Consolidated Financial Statements
In January 2009, the AcSB issued accounting standards to require all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. The standards eliminate the disparate treatment that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. These standards will be retrospectively applied on January 1, 2011. The company is currently reviewing the standards to determine the impact, if any, on its consolidated financial statements.
Mining Exploration Costs
In March 2009, the EIC issued guidance to clarify when an enterprise may capitalize mining exploration costs and when and how impairment of exploration costs is determined. The guidance was effective for financial statements issued subsequent to its release. The implementation of the guidance did not have a material impact on the company’s consolidated financial statements.
Financial Instrument Disclosures
In June 2009, the AcSB amended certain requirements related to financial instrument disclosures in response to amendments issued by the IASB. The AcSB’s amendments are consistent with its strategy to adopt IFRSs and to ensure the existing disclosure requirements for financial instruments are converged to IFRSs to the extent possible. The standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009; the company has included the required disclosure in Note 26.
NOTE 3 RECEIVABLES

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the company will not be able to collect all amounts due according to the original terms of the receivables. The carrying amount of the trade receivables is reduced through the use of the allowance account, and the amount of any increase in the allowance is recognized in the Consolidated Statements of Operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations.

	2009	2008

Trade accounts — Canpotex	$164.3	$691.2
— Other	264.4	342.7
Less allowance for doubtful accounts	(8.4)	(7.7)

	420.3	1,026.2
Income taxes receivable	287.4	—
Provincial mining and other taxes receivable	234.6	—
Margin deposits on derivative instruments	108.9	91.1
Other non-trade accounts	86.7	72.6

	$1,137.9	$1,189.9

89 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 4 INVENTORIES

Inventories of finished products, intermediate products, raw materials and materials and supplies are valued at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct costs related to the units of production as well as a systematic allocation of fixed and variable production overhead. Net realizable value for finished products, intermediate products and raw materials is generally considered to be the selling price of the finished product in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale. In certain circumstances, particularly pertaining to the company’s materials and supplies inventories, replacement cost is considered to be the best available measure of net realizable value. Inventory is reviewed monthly to ensure the carrying value does not exceed net realizable value. If so, a writedown is recognized. The writedown may be reversed if the circumstances which caused it no longer exist.

	2009	2008

Finished products	$303.1	$421.8
Intermediate products	158.9	117.1
Raw materials	50.6	67.8
Materials and supplies	110.9	108.2

	$623.5	$714.9

Items affecting cost of goods sold	2009	2008	2007

Expensed inventories	$2,170.2	$3,803.9	$2,806.4
Writedowns of finished products	49.2	89.9	—
Writedowns of intermediate products	5.4	—	—
Writedowns of raw materials	1.4	—	—
Reserves for obsolete materials and supplies	2.7	3.2	4.7
Reversals of writedowns	(8.4)	—	—

	$2,220.5	$3,897.0	$2,811.1

The carrying amount of inventory recorded at net realizable value was $33.5 at December 31, 2009 (2008 — $181.3), with the remaining inventory recorded at cost.
NOTE 5 PREPAID EXPENSES AND OTHER CURRENT ASSETS

The company has classified freight and other transportation and distribution costs incurred relating to product inventory stored at warehouse and terminal facilities as prepaid expenses.

	2009	2008

Prepaid freight	$31.2	$24.3
Prepaid transportation and distribution	17.5	15.4
Other prepaid expenses	14.8	20.6

	63.5	60.3
Income taxes on inventory transfers	38.0	—
Current portion of future income tax asset (Note 23)	17.6	18.9
Current portion of derivative instrument assets (Note 6)	5.8	6.4

	$124.9	$85.6

NOTE 6 DERIVATIVE INSTRUMENTS

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
The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For instruments designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in earnings against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the change in the fair value of the derivative is accumulated in other comprehensive income (“OCI”) until the variability in cash flows being hedged is recognized in earnings in future accounting periods. Ineffective portions of hedges are recorded in earnings in the current period.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 90
NOTE 6 DERIVATIVE INSTRUMENTS continued
The change in fair value of derivative instruments not designated as hedges is recorded in earnings in the current period. For transitional purposes, the company has elected to record embedded derivatives only for contracts entered into or substantively modified on or after January 1, 2003.
The company’s policy is not to use derivative financial instruments for trading or speculative purposes, although it may choose not to designate a relationship as an accounting hedge. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions. The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are expected to be or were, as appropriate, highly effective in offsetting changes in fair values of hedged items. Hedge effectiveness related to the company’s natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. A hedging relationship may be terminated because the hedge ceases to be effective; the underlying asset or liability being hedged is derecognized; or the derivative instrument is no longer designated as a hedging instrument. In such instances, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized in earnings on the same basis that gains, losses, revenue and expenses of the previously hedged item are recognized. If a cash flow hedging relationship is terminated because it is no longer probable that the anticipated transaction will occur, then the net gain or loss accumulated in OCI is recognized in current period earnings.
Significant recent derivatives include the following:
•	Natural gas futures, swaps and option agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions. The portion of gain or loss on derivative instruments designated as cash flow hedges that is deferred in accumulated other comprehensive income (“AOCI”) is reclassified into cost of goods sold when the product containing the hedged item impacts earnings. Any hedge ineffectiveness is recorded in cost of goods sold in the current period.
•	Foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar and foreign currency swap contracts to limit exposure to exchange rate fluctuations relating to Canadian dollar-denominated commercial paper. These contracts are not designated as hedging instruments for accounting purposes. Accordingly, they are marked-to-market with changes in fair value recognized through foreign exchange gain or loss in earnings.
•	Agreement for the forward purchase of shares of Sinofert Holdings Limited (“Sinofert”) in 2007 at a fixed Hong Kong dollar amount per share. This contract was not designated as a hedging instrument for accounting purposes. Accordingly, changes in fair value were recognized through other income in 2008 earnings.
•	Interest rate swaps designated as fair value hedges to manage the interest rate mix of the company’s total debt portfolio and related overall cost of borrowing. Hedge accounting treatment resulted in interest expense on the related debt being reflected at hedged rates rather than original contractual interest rates.

	2009
	Assets	Liabilities	Net

Natural gas hedging derivatives	$3.7	$174.7	$(171.0)
Foreign currency derivatives	5.3	0.3	5.0

Total	9.0	175.0	(166.0)
Less current portion	(5.8)	(51.8)	46.0

Long-term portion	$3.2	$123.2	$(120.0)

	2008
	Assets	Liabilities	Net

Natural gas hedging derivatives	$11.6	$170.6	$(159.0)
Foreign currency derivatives	6.3	57.9	(51.6)

Total	17.9	228.5	(210.6)
Less current portion	(6.4)	(108.1)	101.7

Long-term portion	$11.5	$120.4	$(108.9)

As at December 31, 2009, the company had natural gas derivatives qualifying for hedge accounting in the form of swaps which represented a notional amount of 123.0 million MMBtu (2008 — 135.4 million MMBtu) with maturities in 2010 through 2019. For the year ended December 31, 2009, losses of $85.0 (2008 — gains of $22.8) were recognized in cost of goods sold excluding ineffectiveness, which increased these losses by $0.2 (reduced 2008 gains by $9.9) for the year. Of the gains and losses at December 31, 2009, approximately $54.0 of losses (2008 — $48.8) will be reclassified to cost of goods sold within the next 12 months. See Note 26 for a description of how the company determines fair value for its derivative instruments.

91 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 7 PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (which includes certain mine development costs and stripping costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.
Maintenance and repair expenditures that do not improve or extend productive life are expensed in the year incurred.
Certain mining and milling assets are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Stripping costs are amortized on a units-of-production basis over the ore mined from the mineable acreage stripped. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 40 years, buildings and improvements 4 to 40 years and machinery and equipment (comprised primarily of plant equipment) 20 to 40 years.

	2009
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$494.6	$76.0	$418.6
Buildings and improvements	1,546.1	236.4	1,309.7
Machinery and equipment	6,754.4	2,307.4	4,447.0
Mine development costs	329.9	91.9	238.0

	$9,125.0	$2,711.7	$6,413.3

	2008
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value

Land and improvements	$321.6	$58.1	$263.5
Buildings and improvements	950.2	235.8	714.4
Machinery and equipment	5,842.2	2,160.3	3,681.9
Mine development costs	224.8	72.4	152.4

	$7,338.8	$2,526.6	$4,812.2

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $303.1 in 2009 (2008 — $313.2; 2007 — $279.8). The net carrying amount of property, plant and equipment not being amortized at December 31, 2009 because it was under construction or development was $2,085.2 (2008 — $1,433.0).
Interest capitalized to property, plant and equipment during 2009 was $68.2 (2008 — $42.9; 2007 — $21.8).
The opening balance of stripping costs at January 1, 2009 was $37.1 (2008 — $33.4), additions during 2009 were $48.6 (2008 — $27.4) and amortization during 2009 was $29.0 (2008 — $23.6), for a balance at December 31, 2009 of $56.7 (2008 — $37.2).
Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in accounts payable that was reclassified from investing activities to operating activities on the Consolidated Statements of Cash Flow in 2009 was $106.8 (2008 — $61.9; 2007 — $59.8).
NOTE 8 INVESTMENTS

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in other income. The fair value for investments designated as available-for-sale is recorded in the Consolidated Statements of Financial Position, with unrealized gains and losses, net of related income taxes, recorded in AOCI. The cost of securities sold is based on the weighted average method. Realized gains and losses, including any other-than-temporary decline in value, on these securities are removed from AOCI and recorded in net income.
An investment is considered impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors the company considers in determining whether a decline is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the investee, and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. When there has been a decline in value that is other-than-temporary, the carrying value of the investment is reduced to fair value. See Note 26 for a description of how the company determines fair value for its investments.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 92
NOTE 8 INVESTMENTS continued

	2009	2008

Investments at equity
Sociedad Quimica y Minera de Chile S.A. (“SQM”) — 32 percent ownership; quoted market value of $3,400.0	$631.8	$647.2
Arab Potash Company (“APC”) — 28 percent ownership; quoted market value of $1,152.4	348.8	321.6
Other	19.8	19.8
Available-for-sale investments
Sinofert — 22 percent ownership	864.2	746.8
Israel Chemicals Ltd. (“ICL”) — 11 percent ownership	1,895.7	998.1
Auction rate securities	—	17.2

	$3,760.3	$2,750.7

Investments at Equity
At December 31, 2009, the difference between the carrying value of the shares of SQM held by the company and the company’s proportionate share of net book value of SQM was $184.7 (2008 — $196.3). The differences were allocated to the company’s portion of the fair value of the reserves and mining concessions of SQM and will be recognized as a reduction in the future share of earnings from SQM on a units-of-production basis. The difference between the carrying value of the shares of APC held by the company and the company’s proportionate share of net book value of APC remaining to be amortized at year-end was $52.0 (2008 — $58.7). Differences were allocated to the fair value of fixed assets and mining concessions and will be recognized as a reduction in the future share of earnings from APC on a units-of-production basis.
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
The company’s share of earnings of equity investees of $133.7 (2008 — $255.8; 2007 — $76.2) is included in other income (see Note 21). Dividends received from equity investees in 2009 were $130.9 (2008 — $89.1; 2007 — $40.6).
In January and February 2010, the company purchased additional shares in ICL for cash consideration of $422.3, increasing its ownership percentage to 14 percent.
Auction Rate Securities
In April 2009, the company recognized a gain on the disposal of auction rate securities of $115.3 due to the settlement of a claim it filed in an arbitration proceeding against an investment firm that purchased auction rate securities for the company’s account without company authorization. The investment firm paid the company the full par value of $132.5 in exchange for the transfer of the auction rate securities to the investment firm. The company retained all interest paid and accrued on these securities through the date of their transfer to the investment firm The company was also reimbursed by the investment firm for $3.0 of its legal costs. Prior to the settlement, the company had recognized in net income a loss of $115.3 related to these auction rate securities.

93 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 9 OTHER ASSETS

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of salvage value, on a straight-line basis over their estimated useful lives of 3 to 10 years.
Upfront lease costs are capitalized to other assets and amortized over the life of the leases, the latest of which extends through 2038.

	2009	2008

Accrued pension benefit asset (Note 15)	$207.6	$131.7
Investment tax credits	46.4	12.1
Ammonia catalysts — net of accumulated amortization of $9.3 (2008 — $2.7)	44.1	37.0
Upfront lease costs — net of accumulated amortization of $4.4 (2008 — $3.4)	22.5	23.6
Future income tax asset (Note 23)	16.8	—
Derivative instrument assets (Note 6)	3.2	11.5
Deferred charges — net of accumulated amortization of $5.7 (2008 — $20.9)	1.8	36.2
Other — net of accumulated amortization of $NIL (2008 — $14.6)	17.5	48.1

	$359.9	$300.2

Amortization of other assets included in cost of goods sold and in selling and administrative expenses was $5.2 (2008 — $10.4; 2007 — $5.4).
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

	2009	2008

Intangible assets — net of accumulated amortization of $30.6 (2008 — $31.8)	$20.0	$21.5

Goodwill — net of accumulated amortization of $7.3 (2008 — $7.3)	$97.0	$97.0

Other than goodwill, the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2009 was $3.8 (2008 — $3.9; 2007 — $6.1). Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2009 is estimated to be $3.3 for 2010, $1.0 for 2011, $1.0 for 2012, $0.8 for 2013 and $0.8 for 2014.
Substantially all of the company’s recorded goodwill relates to the nitrogen segment.
NOTE 11 SHORT-TERM DEBT

	2009	2008

Commercial paper	$727.0	$324.8
Credit facility	—	1,000.0

	727.0	1,324.8
Less net unamortized debt cost	—	(0.9)

	$727.0	$1,323.9

The company has an unsecured line of credit available for short-term financing (net of letters of credit of $32.9 and direct borrowings of $NIL) in the amount of $42.1 at December 31, 2009 (2008 — $55.0). The line of credit is renewable June 2010.
As of December 31, 2008, the company had a $1,000.0 364-day credit facility that was due on May 28, 2009, under which draws of $1,000.0 were classified as short-term debt. Effective January 21, 2009, the facility was amended to increase available borrowings to $1,500.0 and to extend the maturity date to May 28, 2010, and was reclassified as a long-term credit facility. The amount available under the credit facility was increased again on March 4, 2009 to $1,850.0 and replaced on December 11, 2009 with a three-year $2,500.0 facility described further in Note 13.
The line of credit is subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term-debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth in an

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 94
NOTE 11 SHORT-TERM DEBT continued
amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $650.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2009.
NOTE 12 PAYABLES AND ACCRUED CHARGES

	2009	2008

Trade accounts	$506.8	$359.5
Accrued compensation	47.4	118.9
Accrued interest	42.9	26.8
Deferred revenue	33.9	48.0
Dividends	29.6	29.9
Current portion accrued environmental costs and asset retirement obligations	22.6	12.2
Accrued deferred share units	20.1	13.8
Other taxes	8.9	51.1
Current portion pension and other post-retirement benefits	8.3	8.2
Income taxes	1.2	469.1
Other payables and other accrued charges	57.6	46.1

	$779.3	$1,183.6

NOTE 13 LONG-TERM DEBT

Issue costs of long-term obligations and gains and losses on interest rate swaps are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest rate method.

	2009	2008

Senior notes [1]
7.750% notes due May 31, 2011	$600.0	$600.0
4.875% notes due March 1, 2013	250.0	250.0
5.250% notes due May 15, 2014	500.0	—
3.750% notes due September 30, 2015	500.0	—
6.500% notes due May 15, 2019	500.0	—
4.875% notes due March 30, 2020	500.0	—
5.875% notes due December 1, 2036	500.0	500.0
Credit facilities	—	400.0
Other	8.0	8.2

	3,358.0	1,758.2
Less net unamortized debt costs	(42.4)	(22.8)
Add unamortized interest rate swap gains	2.4	3.9

	3,318.0	1,739.3
Less current maturities	(1.8)	(0.2)
Add current portion of amortization	3.1	0.4

	$3,319.3	$1,739.5

[1]	Each series of senior notes is unsecured and has no sinking fund requirements prior to maturity. Each series of notes is redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price not less than the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due 2014, 2015, 2019, 2020 and 2036 at 101 percent of the principal amount of the notes repurchased, plus accrued and unpaid interest.
On May 1, 2009, the company closed the issuance of $500.0 of 5.250 percent senior notes due May 15, 2014 and $500.0 of 6.500 percent senior notes due May 15, 2019. In addition, on September 28, 2009, the company closed the issuance of $500.0 of 3.750 percent senior notes due September 30, 2015 and $500.0 of 4.875 percent senior notes due March 30, 2020. The senior notes were issued under the company’s US shelf registration statement filed on December 12, 2007.
The company has two long-term revolving credit facilities that provide for unsecured advances. The first is a $750.0 facility that provides for unsecured advances through May 31, 2013. As at December 31, 2009, $NIL (2008 — $220.0) of borrowings were outstanding under this facility. In December 2009, the company replaced its $1,850.0 (described in Note 11) and $180.0 credit facilities with a $2,500.0 credit facility that matures December 11, 2012. No borrowings were outstanding under this facility at December 31, 2009 (2008 — $1,180.0). During the year ended December 31, 2009, the company received proceeds from these credit facilities of $2,130.0, and made repayments of $3,530.0. Interest rates on borrowings under the credit facilities ranged from 0.68 percent to 5.75 percent during 2009 (1.41 percent to 2.48 percent in 2008).
Other long-term debt in the above table includes a net financial liability of $5.9 (2008 — $5.9) pursuant to back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $505.1 and financial liabilities of $511.0 on a net basis related to these arrangements because a legal right to set-off exists, and it intends to settle with the same party on a net basis.

95 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 13 LONG-TERM DEBT continued
Principal covenants and events of default under the credit facilities are the same as those under the line of credit described in Note 11. The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. The back-to-back loan arrangements are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2009.
Long-term debt obligations at December 31, 2009 will mature as follows:

2010	$1.8
2011	600.3
2012	5.9
2013	250.0
2014	500.0
Subsequent years	2,000.0

$3,358.0

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
Lease Commitments
The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. Rental expense for operating leases for the years ended December 31, 2009, 2008 and 2007 was $102.6, $97.4 and $79.3, respectively.
Purchase Commitments
The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expire in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the table below are based on floor prices and minimum purchase quantities.
The company has an agreement for the purchase of phosphate rock used at its Geismar facility. The commitments included in the table below are based on the expected purchase quantity and current net base prices.
The company has agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on expected contract prices.
During 2009, the company entered into an agreement with SQM to purchase potash in specific quantities through May 2012, at market prices less a commission, to be sold in specific regions. There were no similar agreements in 2008 or 2007. Future commitments included in the table below are based on expected contract prices.
Capital Commitments
The company has various long-term contracts related to capital projects, the latest of which expires in 2012. The commitments included in the table below are based on expected contract prices.
Other Commitments
Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2018, and mineral lease commitments, the latest of which expires in 2029.
Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Capital	Other
	Leases	Commitments	Commitments	Commitments	Total
2010	$81.8	$344.5	$163.0	$42.0	$631.3
2011	76.7	168.0	34.2	29.4	308.3
2012	74.1	92.9	0.6	22.2	189.8
2013	71.2	62.6	—	9.5	143.3
2014	68.1	53.4	—	3.5	125.0
Thereafter	217.4	189.6	—	15.3	422.3

Total	$589.3	$911.0	$197.8	$121.9	$1,820.0

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 96
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
Pension and other post-retirement benefit expense includes, as applicable, the net of management’s best estimate of the cost of benefits provided, interest cost of projected benefits, expected return on plan assets, amortization of experience gains or losses and plan amendments, and changes in the valuation allowance.
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
Trinidad
The company has contributory defined benefit pension plans that cover a substantial majority of its employees. Benefits are based on a combination of pay and service. The plans’ assets consist of local equities, foreign equities, local government and other bonds, local mortgage and mortgage-backed securities, fixed income deposits and cash.
Other Post-Retirement Plans
The company provides certain contributory health-care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded, with benefits subject to change.

97 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 15 PENSION AND OTHER POST-RETIREMENT BENEFITS continued
Defined Benefit Plans
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

	Pension
	2009			2008			2007
	Incurred	Matching	Recognized	Incurred	Matching	Recognized	Incurred	Matching	Recognized
	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year

Current service cost for benefits earned during the year	$17.3	$—	$17.3	$15.1	$—	$15.1	$15.3	$—	$15.3
Interest cost on projected benefit obligation	44.7	—	44.7	39.9	—	39.9	36.5	—	36.5
Return (loss) on plan assets	(94.2)	60.5	(33.7)	157.7	(208.8)	(51.1)	(44.3)	1.5	(42.8)
Actuarial loss (gain)	57.5	(32.1)	25.4	46.7	(42.8)	3.9	(33.5)	40.8	7.3
Termination benefits	0.2	—	0.2	—	—	—	—	—	—
Plan amendments	—	2.5	2.5	8.1	(5.9)	2.2	0.3	1.5	1.8
Curtailments	(0.3)	—	(0.3)	—	—	—	—	—	—
Change in valuation allowance	(15.8)	—	(15.8)	(0.3)	—	(0.3)	—	—	—
Amortization of transitional obligation	—	0.3	0.3	—	1.6	1.6	—	0.9	0.9

	$9.4	$31.2	$40.6	$267.2	$(255.9)	$11.3	$(25.7)	$44.7	$19.0

[1]	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	Other
	2009			2008			2007
	Incurred	Matching	Recognized	Incurred	Matching	Recognized	Incurred	Matching	Recognized
	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year

Current service cost for benefits earned during the year	$6.1	$—	$6.1	$5.7	$—	$5.7	$6.1	$—	$6.1
Interest cost on projected benefit obligation	16.6	—	16.6	15.9	—	15.9	14.9	—	14.9
Actuarial loss (gain)	24.1	(19.2)	4.9	3.1	(0.1)	3.0	—	16.4	16.4
Plan amendments	(29.1)	26.3	(2.8)	1.4	(4.2)	(2.8)	(12.0)	(2.9)	(14.9)
Curtailments	(1.6)	—	(1.6)	—	—	—	—	—	—
Amortization of transitional obligation	—	—	—	—	0.4	0.4	—	0.2	0.2

	$16.1	$7.1	$23.2	$26.1	$(3.9)	$22.2	$9.0	$13.7	$22.7

[1]	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.
The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other
	2009	2008	2007	2009	2008	2007
Discount rate — obligation, %	5.85	6.25	6.50	5.85	6.25	6.50
Discount rate — expense, %	6.25	6.50	5.85	6.25	6.50	5.85
Long-term rate of return on assets, %	7.50	8.00	8.00	n/a	n/a	n/a
Rate of increase in compensation levels, %	4.00	4.00	4.00	n/a	n/a	n/a

n/a = not applicable
The average remaining service period of the active employees covered by the company’s pension plans is 12.0 years (2008 — 12.4 years). The average remaining service period of the active employees covered by the company’s other benefits plans is 11.7 years (2008 — 11.8 years).
The assumed health-care cost trend rates for the company’s significant retiree medical plan are as follows:

	2009	2008	2007
Health-care cost trend rates assumed for next year, %	6.00	6.00	6.00
Ultimate health-care cost trend rate assumed, %	6.00	6.00	6.00
Year that the rate reaches the ultimate trend rate	2009	2008	2007

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 98
NOTE 15 PENSION AND OTHER POST-RETIREMENT BENEFITS continued
Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 75 percent of the first 6 percent of total medical inflation for recent and future non-union retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.
The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled using high-quality bonds at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The equivalent level discount rate is then used by the company to determine the final discount rate. The rate selected for the December 31, 2009 measurement date will be used to determine expense for fiscal 2010.
The expected long-term rate of return on assets is determined using a building block approach. The expected real rate of return for each individual asset class is determined based on expected future performance. These rates are weighted based on the current asset portfolio. A separate determination is made of the underlying impact of expenses, inflation, rebalancing, diversification and the actively managed portfolio premium. The resulting total expected asset return is compared to the historical returns achieved by the portfolio. Based on these input items, a final rate is selected by the company.
The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2009, and the next required valuations are as of January 1, 2010. The change in benefit obligations and the change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total
	2009	2008	2009	2008	2009	2008
Change in benefit obligations
Balance, beginning of year	$698.0	$623.4	$266.0	$251.8	$964.0	$875.2
Service cost	17.3	15.1	6.1	5.7	23.4	20.8
Interest cost	44.7	39.9	16.6	15.9	61.3	55.8
Actuarial loss	57.5	46.7	22.8	3.1	80.3	49.8
Foreign exchange rate changes	6.5	(3.5)	3.6	(3.4)	10.1	(6.9)
Plan amendments	—	8.1	(29.1)	1.4	(29.1)	9.5
Benefits paid	(31.5)	(31.7)	(8.5)	(8.5)	(40.0)	(40.2)
Termination benefits	0.2	—	—	—	0.2	—
Curtailments/Settlements	(0.3)	—	(1.6)	—	(1.9)	—

Balance, end of year	792.4	698.0	275.9	266.0	1,068.3	964.0

Change in plan assets
Fair value, beginning of year	479.7	638.2	—	—	479.7	638.2
Actual (loss) return on plan assets	94.2	(157.7)	—	—	94.2	(157.7)
Employer contributions	106.0	28.0	8.5	8.5	114.5	36.5
Foreign exchange rate changes	1.0	2.9	—	—	1.0	2.9
Settlements	(0.3)	—	—	—	(0.3)	—
Benefits paid	(31.5)	(31.7)	(8.5)	(8.5)	(40.0)	(40.2)

Fair value, end of year	649.1	479.7	—	—	649.1	479.7

Funded status	(143.3)	(218.3)	(275.9)	(266.0)	(419.2)	(484.3)
Valuation allowance	—	(15.8)	—	—	—	(15.8)
Unamortized net actuarial loss	304.6	326.9	60.1	42.4	364.7	369.3
Unamortized prior service cost	7.6	9.4	(37.2)	(11.3)	(29.6)	(1.9)
Unamortized transitional obligation	2.6	2.8	—	—	2.6	2.8

Accrued pension and other post-retirement benefit asset (liability)	$171.5	$105.0	$(253.0)	$(234.9)	$(81.5)	$(129.9)

Amounts included in:
Other assets (Note 9)	$207.3	$131.4	$0.3	$0.3	$207.6	$131.7
Liabilities
Current (Note 12)	—	—	(8.3)	(8.2)	(8.3)	(8.2)
Long-term	(35.8)	(26.4)	(245.0)	(227.0)	(280.8)	(253.4)

	$171.5	$105.0	$(253.0)	$(234.9)	$(81.5)	$(129.9)

99 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 15 PENSION AND OTHER POST-RETIREMENT BENEFITS continued
Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2009 and 2008.
The company is a sponsor of certain US post-retirement health-care plans that were impacted by the US Medicare Prescription Drug, Improvement and Modernization Act of 2003. This legislation expanded Medicare to include (for the first time) coverage for prescription drugs and introduced a prescription drug benefit and federal subsidy to sponsors of retiree health-care benefit plans that provide benefits at least “actuarially equivalent” to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 (2008 — $23.2) and reducing the net periodic post-retirement benefit cost for the year by $1.8 (2008 — $3.7).
The accumulated benefit obligation for all defined benefit pension plans was $703.6 and $631.7 at December 31, 2009 and 2008, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2009	2008

Projected benefit obligation	$730.6	$661.5
Accumulated benefit obligation	658.3	610.0
Fair value of plan assets	559.9	416.1
Sensitivity of Assumptions
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2009	2008	2007

As reported:
Benefit obligation	$275.9	$266.0	$251.8
Aggregate of service and interest cost	22.7	21.6	21.0
Impact of increase of 1.0 percentage point:
Benefit obligation	42.8	41.1	36.9
Aggregate of service and interest cost	4.3	3.8	3.9
Impact of decrease of 1.0 percentage point:
Benefit obligation	(34.1)	(32.9)	(29.7)
Aggregate of service and interest cost	(3.3)	(3.0)	(3.0)
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
Plan Assets
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2009	2008

Equity securities	65%	59%	57%
Debt securities	35%	41%	43%
Real estate	—	—	—
Other	—	—	—

Total	100%	100%	100%

The company employs a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. The company expects to use 2010 cash contributions to rebalance assets towards its target.
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
Defined Contribution Plans
All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company contribution provides a minimum of 0 percent (to a maximum of 6 percent) of salary depending on employee contributions and company performance. The company’s 2009 contributions were $8.6 (2008 — $7.9; 2007 — $6.4).
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company contribution provides a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s contributions in 2009 were $3.5 (2008 — $5.3; 2007 — $4.8).
Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 100
NOTE 15 PENSION AND OTHER POST-RETIREMENT BENEFITS continued
may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2009 were $6.8 (2008 — $6.6; 2007 — $5.7).
Cash Payments
Total cash payments for pensions and other post-retirement benefits for 2009, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $133.4 (2008 — $56.2). Approximately $83.8 is expected to be contributed by the company to all pension and post-retirement plans during 2010.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts:

			Other
			Reduction due to
	Pension	Gross	Medicare Part D Subsidy	Net

2010	$37.8	$10.7	$0.6	$10.1
2011	37.1	11.6	0.7	10.9
2012	40.4	12.3	0.8	11.5
2013	43.2	13.3	0.9	12.4
2014	46.5	14.3	1.0	13.3
2015-2019	279.8	87.7	6.7	81.0
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
The company records an asset and related retirement obligation for the costs associated with the retirement of tangible long-lived assets when a legal liability to retire such assets exists. The major categories of asset retirement obligations include: reclamation and restoration costs at the company’s potash and phosphate mining operations (most particularly phosphate mining), including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum; land reclamation and revegetation programs; decommissioning of underground and surface operating facilities; general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and post-closure care and maintenance.
The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company has continued to utilize appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The estimated cash flows required to settle the asset retirement obligation have been discounted at credit-adjusted risk-free rates ranging from 3.7 percent to 7.6 percent. Other

101 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 16 ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS continued
than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 100 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2009 totaled $126.7 (2008 — $127.5). The asset retirement obligations are generally incurred over an extended period of time. The current portion totaled $4.9 (2008 — $8.7).
Certain of the company’s facilities have asbestos-containing materials which it will be obligated to remove and dispose of in a required manner should the asbestos become friable (i.e., readily crumbled or powdered) or should the property be demolished. As of December 31, 2009, the company has not recognized a conditional asset retirement obligation in its consolidated financial statements for certain locations where asbestos exists, because it does not have sufficient information to estimate the fair value of the obligation. As a result of the longevity of these facilities (due in part to maintenance procedures) and the fact that the company does not have plans for major changes that would require the removal of this asbestos, the timing of the removal of asbestos is indeterminable and the time over which the company may settle the obligation cannot be reasonably estimated as at December 31, 2009. The company would recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value, as it has done for certain of its other facilities.
Other environmental liabilities generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.
Site Assessment and Remediation Costs
The company has accrued $30.7 (2008 — $18.1) for costs associated with site assessment and remediation, including consulting fees, related to the clean-up of contaminated sites currently or formerly associated with the company or its predecessors’ businesses. The current portion of these costs totaled $17.7 (2008 — $3.5). See Note 28, under Legal and Other Matters, for a more detailed discussion of site assessment and remediation costs.
Environmental Operating Costs and Capital Expenditures
The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2009 were approximately $129.6 (2008 — $123.3; 2007 — $104.8). These amounts include environmental operating expenses related primarily to the production of phosphoric acid, fertilizer, feed and other products.
The company routinely undertakes environmental capital projects. In 2009, capital expenditures of $108.8 (2008 — $89.6) were incurred to meet pollution prevention and control objectives and $1.3 (2008 — $0.5) were incurred to meet other environmental objectives.
Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2009	2008

Asset retirement obligations, beginning of year	$127.5	$116.6
Liabilities incurred	4.8	6.7
Liabilities settled	(8.9)	(7.5)
Accretion expense	6.3	5.7
Revisions in timing and amount of estimated cash flows	(3.0)	6.0

Asset retirement obligations, end of year	126.7	127.5
Other environmental liabilities	30.7	18.1
Less current portion (Note 12)	(22.6)	(12.2)

	$134.8	$133.4

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 102
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

	2009	2008	2007
Issued	Consideration	Consideration	Consideration

Issued, beginning of year	$1,402.5	$1,461.3	$1,431.6
Shares issued under option plans	26.5	45.4	28.6
Shares issued for dividend reinvestment plan	1.3	1.9	1.1
Shares repurchased	—	(106.1)	—

Issued, end of year	$1,430.3	$1,402.5	$1,461.3

	2009	2008	2007
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares

Issued, beginning of year	295,200,987	316,411,209	314,403,147
Shares issued under option plans	760,131	1,627,378	1,995,460
Shares issued for dividend reinvestment plan	14,432	11,600	12,602
Shares repurchased	—	(22,849,200)	—

Issued, end of year	295,975,550	295,200,987	316,411,209

NOTE 18 CONTRIBUTED SURPLUS

	2009	2008	2007

Balance, beginning of year	$126.2	$98.9	$62.3
Stock-based compensation	23.3	27.3	36.6

Balance, end of year	$149.5	$126.2	$98.9

NOTE 19 SEGMENT INFORMATION

Sales revenue is recognized when the product is shipped, the sales price is determinable and collectibility is reasonably assured. Revenue is recorded based on the FOB mine, plant, warehouse or terminal price, except for certain vessel sales or specific product sales that are shipped on a delivered basis. Transportation costs are recovered from the customer through sales pricing.
The primary components of cost of goods sold are labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, property and miscellaneous taxes and depreciation and amortization.
The company has three reportable business segments: potash, phosphate and nitrogen. These business segments are differentiated by the chemical nutrient contained in the product that each produces. Inter-segment sales are made under terms that approximate market value. The accounting policies of the segments are the same as those described in Note 2 and other relevant Notes.

103 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 19 SEGMENT INFORMATION continued

2009
	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$1,315.8	$1,374.4	$1,286.5	$—	$3,976.7
Freight	58.5	83.4	49.1	—	191.0
Transportation and distribution	35.3	37.9	54.9	—	128.1
Net sales — third party	1,222.0	1,253.1	1,182.5	—
Cost of goods sold	491.6	1,149.3	990.7	—	2,631.6
Gross margin	730.4	103.8	191.8	—	1,026.0
Inter-segment sales	—	—	66.0	—	—
Depreciation and amortization	40.1	163.9	99.2	8.9	312.1
Goodwill	—	—	96.6	0.4	97.0
Assets	4,708.3	2,356.8	1,688.6	4,168.5	12,922.2
Additions to property, plant and equipment	1,282.9	339.9	134.9	6.1	1,763.8

2008
	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$4,068.1	$2,880.7	$2,497.7	$—	$9,446.5
Freight	167.3	101.1	56.5	—	324.9
Transportation and distribution	42.1	39.4	50.9	—	132.4
Net sales — third party	3,858.7	2,740.2	2,390.3	—
Cost of goods sold	803.2	1,625.7	1,652.9	—	4,081.8
Gross margin	3,055.5	1,114.5	737.4	—	4,907.4
Inter-segment sales	—	23.1	173.6	—	—
Depreciation and amortization	82.0	140.5	97.1	7.9	327.5
Goodwill	—	—	96.6	0.4	97.0
Assets	3,350.0	2,283.0	1,593.6	3,022.2	10,248.8
Additions to property, plant and equipment	831.1	268.5	94.5	4.2	1,198.3

2007
	Potash	Phosphate	Nitrogen	All others	Consolidated

Sales	$1,797.2	$1,637.1	$1,799.9	$—	$5,234.2
Freight	178.1	112.4	55.6	—	346.1
Transportation and distribution	39.1	33.4	51.6	—	124.1
Net sales — third party	1,580.0	1,491.3	1,692.7	—
Cost of goods sold	667.7	1,058.5	1,156.6	—	2,882.8
Gross margin	912.3	432.8	536.1	—	1,881.2
Inter-segment sales	—	1.9	112.3	—	—
Depreciation and amortization	71.7	121.1	88.2	10.3	291.3
Goodwill	—	—	96.6	0.4	97.0
Assets	1,809.6	1,955.4	1,646.4	4,305.2	9,716.6
Additions to property, plant and equipment	338.2	176.2	89.7	3.1	607.2

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 104
NOTE 19 SEGMENT INFORMATION continued
As described in Note 1, PhosChem and Canpotex execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following table:

			Country of Origin

	Canada	United States	Trinidad	Other	Consolidated

2009
Sales to customers outside the company
Canada	$64.0	$120.1	$—	$—	$184.1
United States	538.3	1,559.0	427.5	—	2,524.8
PhosChem (PhosChem’s 2009 sales volumes were made to: India 61%, Latin America 19%, China 1%, other countries 10%, other Asian countries 9%)	—	242.0	—	—	242.0
Canpotex (Canpotex’s 2009 sales volumes were made to: India 32%, Latin America 13%, China 6%, other Asian countries 43%, other countries 6%)	613.7	—	—	—	613.7
Mexico	—	93.0	9.4	—	102.4
Brazil	39.0	11.7	10.3	—	61.0
Colombia	20.8	24.4	36.5	—	81.7
Other Latin America	40.0	32.6	47.0	—	119.6
Other	—	31.8	15.6	—	47.4

	$1,315.8	$2,114.6	$546.3	$—	$3,976.7

Operating income	$555.4	$263.7	$100.2	$272.9	$1,192.2

Capital assets and goodwill	$3,635.7	$2,241.4	$601.1	$32.1	$6,510.3

			Country of Origin
	Canada	United States	Trinidad	Other	Consolidated

2008
Sales to customers outside the company
Canada	$150.6	$210.2	$—	$—	$360.8
United States	1,353.1	2,992.3	899.4	—	5,244.8
PhosChem (PhosChem’s 2008 sales volumes were made to: India 57%, Latin America 21%, other Asian countries 11%, other countries 11%)	—	713.6	—	—	713.6
Canpotex (Canpotex’s 2008 sales volumes were made to: Latin America 25%, India 16%, China 13%, other Asian countries 39%, other countries 7%)	2,257.1	—	—	—	2,257.1
Mexico	51.2	145.0	10.5	—	206.7
Brazil	105.3	14.9	—	47.5	167.7
Colombia	47.0	10.9	66.5	—	124.4
Other Latin America	100.8	73.3	62.7	—	236.8
Other	3.0	68.2	63.4	—	134.6

	$4,068.1	$4,228.4	$1,102.5	$47.5	$9,446.5

Operating income	$2,684.2	$1,279.3	$366.3	$305.3	$4,635.1

Capital assets and goodwill	$2,307.2	$1,993.4	$577.0	$31.6	$4,909.2

105 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 19 SEGMENT INFORMATION continued

			Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
2007
Sales to customers outside the company
Canada	$88.0	$127.0	$—	$—	$215.0
United States	764.7	2,065.6	661.6	—	3,491.9
PhosChem (PhosChem’s 2007 sales volumes were made to: India 39%, Latin America 36%, China 5%, other countries 12%, other Asian countries 8%)	—	264.6	—	—	264.6
Canpotex (Canpotex’s 2007 sales volumes were made to: China 26%, Latin America 26%, India 10%, other Asian countries 33%, other countries 5%)	782.7	—	—	—	782.7
Mexico	23.1	81.8	—	—	104.9
Brazil	70.3	—	—	23.1	93.4
Colombia	26.2	10.4	46.8	—	83.4
Other Latin America	42.2	21.5	63.1	—	126.8
Other	—	35.5	36.0	—	71.5

	$1,797.2	$2,606.4	$807.5	$23.1	$5,234.2

Operating income	$537.8	$652.5	$296.9	$101.3	$1,588.5

Capital assets and goodwill	$1,504.3	$1,848.6	$587.2	$44.3	$3,984.4

NOTE 20 PROVINCIAL MINING AND OTHER TAXES

	2009	2008	2007

Potash Production Tax	$(8.7)	$431.3	$84.2
Saskatchewan resource surcharge and other	37.7	112.1	51.2

	$29.0	$543.4	$135.4

NOTE 21 OTHER INCOME

	2009	2008	2007
Share of earnings of equity investees	$133.7	$255.8	$76.2
Dividend income	71.7	107.0	58.1
Gain on disposal of (provision for) auction rate securities (Note 8)	115.3	(88.8)	(26.5)
Gain on forward purchase contract for shares in Sinofert	—	25.3	—
Other	22.7	34.2	17.7

	$343.4	$333.5	$125.5

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 106
NOTE 22 INTEREST EXPENSE

	2009	2008	2007

Interest expense on
Short-term debt	$26.5	$28.5	$8.7
Long-term debt	173.1	94.9	111.6
Interest capitalized to property, plant and equipment	(68.2)	(42.9)	(21.8)
Interest income	(10.5)	(17.7)	(29.8)

	$120.9	$62.8	$68.7

NOTE 23 INCOME TAXES

Taxation on earnings comprises current and future income tax. Taxation is recognized in the Consolidated Statements of Operations except to the extent that it relates to items recognized directly in OCI during the current period, in which case the tax is recognized in OCI.
Current income tax is the expected income tax payable on the taxable income for the year using rates enacted or substantively enacted at the year-end, and includes any adjustment to income tax payable in respect of previous years. When an asset is transferred between enterprises within the consolidated group, any income taxes paid or payable by the transferor as a result of the transfer are recorded as an asset in the consolidated financial statements until the gain or loss is recognized by the consolidated entity (Note 5). Future income tax is provided using the asset and liability method whereby future income tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. The tax effect of certain temporary differences is not recognized, principally with respect to temporary differences relating to investments in subsidiaries, jointly controlled entities and associations, to the extent that the company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of future income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Future income tax assets are recorded in the financial statements if realization is considered more likely than not. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized. Future income tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority. The current portion of the future income tax asset is presented with other current assets and the long-term portion is presented with other assets.
As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.
The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2009	2008	2007

Income before income taxes
Canada	$506.1	$2,579.7	$495.5
United States	261.1	1,359.7	589.4
Trinidad	80.4	341.2	268.6
Other	223.7	291.7	166.3

	$1,071.3	$4,572.3	$1,519.8

Federal and provincial statutory income tax rates	31.06%	32.07%	35.55%

Income tax at statutory rates	$332.7	$1,466.3	$540.3
Adjusted for the effect of:
Recoveries upon Canadian tax rate reductions	(7.6)	—	(40.1)
Tax reduction resulting from internal restructuring	(119.2)	—	—
Production-related deductions	(24.4)	(96.1)	(17.6)
Adjustment to prior years’ production-related deductions	(47.6)	(71.1)	—
Stock-based compensation	(1.8)	(22.8)	(0.1)
Additional tax deductions	(12.9)	(13.4)	(14.8)
Impact of foreign tax rates	(55.0)	(27.6)	(44.8)
Tax rate differential on temporary differences	(19.0)	(26.7)	(5.3)
Foreign exchange adjustment	21.9	(84.7)	35.6
Change in valuation allowance	(35.4)	62.5	(42.7)
Other	51.8	(109.3)	5.7

Income tax expense	$83.5	$1,077.1	$416.2

107 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 23 INCOME TAXES continued
Details of income tax expense are as follows:

	2009	2008	2007
Canada
Current	$31.0	$516.3	$154.1
Future	13.3	137.5	(17.6)
United States — Federal
Current	(161.6)	303.7	32.4
Future	167.2	(49.6)	137.6
United States — State
Current	(20.5)	45.9	12.8
Future	13.5	(13.9)	0.7
Trinidad and other
Current	31.4	129.0	97.3
Future	9.2	8.2	(1.1)

Income tax expense	$83.5	$1,077.1	$416.2

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2009	2008

Future income tax assets:
Tax loss carryforwards	$101.8	$120.4
Accrued pension and other post-retirement benefits	14.9	15.3
Investments	—	41.1
Derivative instruments	64.1	59.1
Inventories	—	37.8
Other	30.4	28.4
Valuation allowance	(37.5)	(72.9)

Total future income tax assets	173.7	229.2

Future income tax liabilities:
Property, plant and equipment	1,063.8	832.4
Long-term debt	28.8	29.2
Investments	16.6	108.7
Other	29.4	34.2

Total future income tax liabilities	1,138.6	1,004.5

Net future income tax liability	$964.9	$775.3

Amounts included in:
Prepaid expenses and other current assets (Note 5)	$(17.6)	$(18.9)
Other assets (Note 9)	(16.8)	—
Future income tax liability	999.3	794.2

	$964.9	$775.3

At December 31, 2009, the company has income tax operating losses carried forward of $193.4 that do not expire. As well, it has realized income tax capital losses carried forward of $428.9 that do not expire. The company has $252.2 of deductible temporary differences which have been offset by a valuation allowance.
The company has determined that it is more likely than not that the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 108
NOTE 24 NET INCOME PER SHARE

	2009	2008	2007

Basic net income per share [1]
Net income available to common shareholders	$987.8	$3,495.2	$1,103.6

Weighted average number of common shares	295,580,000	307,480,000	315,641,000

Basic net income per share	$3.34	$11.37	$3.50

Diluted net income per share [1]
Net income available to common shareholders	$987.8	$3,495.2	$1,103.6

Weighted average number of common shares	295,580,000	307,480,000	315,641,000
Dilutive effect of stock options	8,363,000	9,958,000	8,667,000

Weighted average number of diluted common shares	303,943,000	317,438,000	324,308,000

Diluted net income per share	$3.25	$11.01	$3.40

[1] Net income per share calculations are based on full dollar and rounded share amounts.
Diluted net income per share is calculated based on the weighted average number of shares issued and outstanding during the year. The denominator is: (1) increased by the total of the additional common shares that would have been issued assuming exercise of all stock options for which performance conditions have been met and with exercise prices at or below the average market price for the year; and (2) decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. For performance-based stock option plans, the number of contingently issuable common shares included in the calculation is based on the number of shares that would be issuable based on period-to-date (rather than anticipated) performance, if the effect is dilutive.
Excluded from the calculation of diluted net income per share were weighted average options outstanding of 907,517 relating to the 2009 and 2008 Performance Option Plans (2008 — 485,975; 2007 — NIL) as the options’ exercise prices were greater than the average market price of common shares for the year.

109 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 25 STOCK-BASED COMPENSATION

Grants under the company’s stock-based compensation plans are accounted for in accordance with the fair value-based method of accounting. For stock option plans that will settle through the issuance of equity, the fair value of stock options is determined on their grant date using a valuation model and recorded as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. Forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual option vesting. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.
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
The company has nine stock-based compensation plans, which are described below. The compensation cost charged against earnings for those plans in 2009 was $45.4 (2008 — $33.4; 2007 — $84.0).
Stock Option Plans

Plan	Options Outstanding	Vesting Period	Settlement

Directors Plan	202,050	2 Years	Shares
Officers and Employees Plan	4,905,790	2 Years	Shares
2005 Performance Option Plan	2,386,335	3 Years	Shares
2006 Performance Option Plan	2,395,500	3 Years	Shares
2007 Performance Option Plan	1,702,350	3 Years	Shares
2008 Performance Option Plan	481,000	3 Years	Shares
2009 Performance Option Plan	636,400	3 Years	Shares
Under the terms of the plans, no additional options are issuable pursuant to the plans.
Under the stock option plans, the exercise price is the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. The key design difference between the Performance Option Plans and the Directors Plan and Officers and Employees Plan is the performance-based vesting feature. In general, options granted under the Performance Option Plans will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital. One-half of the options granted in a year under the Directors Plan and Officers and Employees Plan vested one year from the date of the grant based on service, with the other half vesting the following year.
The company issues new common shares to satisfy stock option exercises. Options granted to Canadian participants are granted with an exercise price in Canadian dollars.
A summary of the status of the plans as of December 31, 2009, 2008 and 2007 and changes during the years ending on those dates is presented as follows:
Number of Shares Subject to Option

	Performance Option Plans			Officers, Employees and Directors Plans
	2009	2008	2007	2009	2008	2007

Outstanding, beginning of year	7,543,214	7,896,600	6,199,800	5,306,142	6,110,384	8,105,844
Granted	641,400	486,450	1,730,550	—	—	—
Exercised	(561,829)	(823,136)	—	(198,302)	(804,242)	(1,995,460)
Forfeited	(21,200)	(16,700)	(33,750)	—	—	—
Expired	—	—	—	—	—	—

Outstanding, end of year	7,601,585	7,543,214	7,896,600	5,107,840	5,306,142	6,110,384

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 110
NOTE 25 STOCK-BASED COMPENSATION continued
Weighted Average Exercise Price

	Performance Option Plans			Officers, Employees and Directors Plans
	2009	2008	2007	2009	2008	2007
Outstanding, beginning of year	$48.01	$40.08	$31.38	$12.29	$13.48	$12.68
Granted	95.88	198.07	62.75	—	—	—
Exercised	31.93	30.94	—	11.00	12.63	13.31
Forfeited	97.87	57.42	39.26	—	—	—
Expired	—	—	—	—	—	—

Outstanding, end of year	$55.55	$48.01	$40.08	$13.24	$12.29	$13.48

The aggregate grant-date fair value of all options granted during the year was $27.2 (2008 — $36.4; 2007 — $39.2).
The following table summarizes information about stock options outstanding at December 31, 2009:

		Options Outstanding		Options Exercisable
Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Number	Remaining Life in Years	Exercise Price	Number	Exercise Price

Officers and Employees and Directors Plans
$10.00 to $13.75	3,184,556	3	$11.52	3,184,556	$11.52
$13.76 to $17.50	1,923,284	2	$16.09	1,923,284	$16.09

	5,107,840	3	$13.24	5,107,840	$13.24

Performance Option Plans
$29.00 to $39.00	4,781,835	6	$32.62	4,781,835	$32.62
$55.00 to $65.00	1,702,350	7	$63.79	—	$—
$95.00 to $110.00	636,400	9	$99.23	—	$—
$190.00 to $200.00	481,000	8	$196.46	—	$—

	7,601,585	7	$55.55	4,781,835	$32.62

	12,709,425	5	$38.54	9,889,675	$22.61

The foregoing options have expiry dates ranging from November 2010 to May 2019.
The fair value of each option grant was estimated as of the grant date using the Black-Scholes-Merton option-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2009, 2008 and 2007:

	Year of Grant
	2009	2008	2007	2006	2005

Expected dividend	$0.40	$0.40	$0.40	$0.20	$0.20
Expected volatility	48%	34%	29%	30%	28%
Risk-free interest rate	2.53%	3.30%	4.48%	4.90%	3.86%
Expected life of options in years	5.9	5.8	6.4	6.5	6.5
The expected dividend on the company’s stock was based on the annualized dividend rate as of the date of grant. Expected volatility was based on historical volatility of the company’s stock over a period commensurate with the expected life of the stock option. The risk-free interest rate for the expected life of the option was based, as applicable, on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

111 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 25 STOCK-BASED COMPENSATION continued
A summary of the status of the company’s shares subject to nonvested stock options as of December 31, 2009 and changes during the year then ended is presented below:

	Number of	Weighted Average
	Shares Subject	Grant-Date
	to Option	Fair Value

Nonvested at January 1, 2009	4,859,350	$22.50
Granted	641,400	42.42
Vested	(2,659,800)	12.84
Forfeited	(21,200)	38.30

Nonvested at December 31, 2009	2,819,750	$36.02

As of December 31, 2009, 2,819,750 options remained nonvested and there was $12.0 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2011.
Cash received from stock option exercises for the year ended December 31, 2009 was $20.2 (2008 — $36.7).
Other Plans
The company offers a deferred share unit plan to non-employee directors, which allows each director to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the company’s Board of Directors, a practice which the board discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price at that time. As of December 31, 2009, the total number of DSUs held by participating directors was 184,863 (2008 — 188,392; 2007 — 206,251).
The company offers a performance unit incentive plan to senior executives and other key employees. The performance objectives under the plan are designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders over the three-year performance period ending December 31, 2011. Total shareholder return measures the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards is based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards is based on the extent to which the total shareholder return matches or exceeds the total shareholder return of the common shares of a pre-defined peer group. Vested units are settled in cash based on the common share price generally at the end of the performance period. Compensation expense for this plan is recorded over the three-year performance cycle of the plan. The amount of compensation expense is adjusted over the three-year performance cycle to reflect the current market value of common shares and the number of shares vested in accordance with the vesting schedule based upon total shareholder return, and such return compared to the company’s peer group.
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Financial assets and financial liabilities are recognized initially at fair value, normally being the transaction price plus directly attributable transaction costs. Transaction costs related to financial assets or financial liabilities classified as held for trading are recognized immediately in earnings. Regular way purchases and sales of financial assets are accounted for on the trade date.
Financial Risks
The company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed is outlined below.
Credit Risk
The company is exposed to credit risk on its cash and cash equivalents, receivables and derivative instrument assets. It was also exposed to credit risk on auction rate securities prior to the disposal of such securities in connection with the April 2009 settlement of its arbitration claim. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets at December 31, was:

	2009	2008

Cash and cash equivalents	$385.4	$276.8
Receivables	615.9	1,189.9
Derivative instrument assets	9.0	17.9
Available-for-sale securities — auction rate securities	—	17.2
The company manages its credit risk on cash and cash equivalents and derivative instrument assets through policies guiding:
•	Acceptable minimum counterparty credit ratings relating to the natural gas and foreign currency derivative instrument assets, and cash and cash equivalents

•	Daily counterparty settlement on natural gas derivative instruments based on prescribed credit thresholds

•	Exposure thresholds by counterparty on cash and cash equivalents
Derivative instrument assets are comprised of natural gas hedging derivatives and foreign currency derivatives. At December 31, 2009, the company held no cash margin deposits as collateral relating to these derivative financial

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 112
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

instruments. All of the counterparties to the contracts comprising the derivative financial instruments in an asset position are of investment grade quality.
The company seeks to manage the credit risk relating to its trade receivables through a credit management program. Credit approval policies and procedures are in place to guide the granting of credit to new customers as well as the continued extension of credit for existing customers. Existing customer accounts are reviewed every 12-18 months. Credit for international customers is extended based upon an evaluation of both customer and country risk. The company uses both credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references before assigning credit limits to customers. Customers that fail to meet specified benchmark creditworthiness may transact with the company on a prepayment basis or provide another form of credit support approved by the company.
The company does not hold any collateral as security. If appropriate, it may request guarantees or standby letters of credit to mitigate credit risk on trade receivables. It also obtains export insurance from Export Development Canada (covering 90 percent of each balance) for international potash sales from its New Brunswick operation, and from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US. A total of $63.5 in receivables at December 31, 2009 is covered, representing 99 percent of offshore receivables. Canpotex also obtains export insurance from Export Development Canada for its receivables (covering 90 percent of most balances).
The credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for selected export sales customers. Interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms. The company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables at December 31, 2009 that are not past due to be high. The aging of trade receivables that were past due but not impaired was as follows:

	2009	2008

1–30 days	$20.1	$33.3
31–60 days	0.7	8.7
Greater than 60 days	0.7	1.7

	$21.5	$43.7

A reconciliation of the receivables allowance for doubtful accounts is as follows:

	2009	2008

Balance, beginning of year	$7.7	$5.9
Provision for receivables impairment	1.3	5.0
Receivables written off during the year as uncollectible (primarily related to offshore receivables)	(0.6)	(3.2)

Balance, end of year	$8.4	$7.7

The company sells potash from its Saskatchewan mines for use outside Canada and the US exclusively to Canpotex. Sales to Canpotex are at prevailing market prices and are settled on normal trade terms. There are no amounts past due or impaired relating to amounts owing to the company from Canpotex.
Liquidity Risk
Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:
•	Maintain an optimal capital structure
•	Maintain an optimal credit rating that provides ease of access to the debt capital markets
•	Maintain an optimal balance of short- and long-term maturities
•	Maintain an optimal mix of exposure to fixed and floating interest rates
The company is authorized to obtain new bank facilities or increase existing bank facilities by up to $250.0 with a maturity of less than two years and may enter into interest rate swap transactions resulting in cumulative swaps in place not exceeding 25 percent of the total short- and long-term debt outstanding.
The table below outlines the company’s available debt facilities as of December 31, 2009:

	Total	Amount Outstanding		Amount
	Amount	and Committed		Available

Credit facilities[1]	$3,250.0	$724.9		$2,525.1
Line of credit	75.0	32.9	[2]	42.1

[1]	The company has $750.0 available under a commercial paper program which is limited to the availability of back-up funds under the credit facilities. Included in the amount outstanding and committed is $724.9 of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar-denominated commercial paper have no impact on this balance.

[2]	Letters of credit as described in Note 11.
The company’s investment grade rating as measured by Moody’s remained unchanged from December 31, 2008 at Baa1 with a stable outlook. Standard & Poor’s senior debt rating changed from A- with a stable outlook to A- with a negative outlook during 2009.
Certain of the company’s derivative instruments contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the company’s debt were to fall below the specified ratings, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net

113 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2009 was $174.7, for which the company has posted collateral of $108.9 in the normal course of business. If the credit risk-related contingent features underlying these agreements were triggered on December 31, 2009, the company would have been required to post an additional $63.2 of collateral to its counterparties.
The table below presents a maturity analysis of the company’s financial liabilities based on the expected cash flows from the date of the balance sheet to the contractual maturity date. The amounts are the contractual undiscounted cash flows.

	Carrying Amount
	of Liability at	Contractual	Within 1	1 to 3	3 to 5	Over 5
	December 31, 2009	Cash Flows	Year	Years	Years	Years

Short-term debt obligations [1]	$727.0	$727.6	$727.6	$—	$—	$—
Payables and accrued charges[2]	653.4	653.4	653.4	—	—	—
Long-term debt obligations[1]	3,358.0	5,077.1	196.2	924.6	1,009.1	2,947.2
Derivative financial instrument liabilities
Foreign currency derivatives	(5.0)
Outflow		402.6	402.6	—	—	—
Inflow		(407.6)	(407.6)	—	—	—
Natural gas hedging derivatives[3]	174.7	185.9	51.3	61.3	28.4	44.9

[1]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2009.

[2]	Excludes taxes, accrued interest, deferred revenues and current portions of accrued environmental costs and asset retirement obligations and accrued pension and other post-retirement benefits. Also excludes derivative financial instrument liabilities, which have been presented separately.

[3]	Natural gas derivatives are subject to master netting agreements. Each counterparty has margin requirements that may require the company to post collateral against liability balances.
Market Risk
Market risk is the risk that financial instrument fair values will fluctuate due to changes in market prices. The significant market risks to which the company is exposed are foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).
Foreign Exchange Risk
The company is exposed to foreign exchange risk primarily relating to operating and capital expenditures, resource taxes, dividends and commercial paper denominated in currencies other than the US dollar, primarily the Canadian dollar. To manage foreign exchange risk related to these non-US dollar expenditures, the company may enter into foreign currency derivatives. Its treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and approved capital expenditures. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.
As at December 31, 2009, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $140.0 (2008 — $873.0) at an average exchange rate of 1.0681 (2008 -1.1522) per US dollar. Maturity dates for all forward contracts are within 2010. At December 31, 2009 the company had foreign currency swaps representing a notional amount of $262.5 (2008 — $160.3) with maturities in 2010.
The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 114
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

The following table shows the company’s significant exposure to exchange risk and the pre-tax effects on income and OCI of reasonably possible changes in the relevant foreign currency. The company has no significant foreign currency exposure related to cash and cash equivalents and receivables. This analysis assumes all other variables remain constant.

		Foreign Exchange Risk
	Carrying Amount of	5% increase in US$		5% decrease in US$
	Asset (Liability)	Income	OCI	Income	OCI

2009
Available-for-sale investments
ICL (New Israeli shekels)	$1,895.7	$—	$(94.8)	$—	$94.8
Sinofert (Hong Kong dollars)	864.2	—	(43.2)	—	43.2
Short-term debt (CDN)	(262.5)	13.1	—	(13.1)	—
Accounts payable (CDN)	(167.2)	8.4	—	(8.4)	—
Foreign currency derivatives	5.0	(20.4)	—	20.4	—

2008
Available-for-sale investments
ICL (New Israeli shekels)	998.1	—	(49.9)	—	49.9
Sinofert (Hong Kong dollars)	746.8	—	(37.3)	—	37.3
Short-term debt (CDN)	(159.8)	8.0	—	(8.0)	—
Accounts payable (CDN)	(105.1)	5.3	—	(5.3)	—
Foreign currency derivatives	(51.6)	(41.3)	—	41.3	—

Interest Rate Risk
Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments. With respect to its debt portfolio, the company addresses interest rate risk by using a diversified portfolio of fixed and floating rate instruments. This exposure is also managed by aligning current and long-term assets with demand and fixed-term debt and by monitoring the effects of market changes in interest rates. Interest rate swaps can and have been used by the company to further manage its interest rate exposure.
The company is also exposed to changes in interest rates related to its investments in marketable securities and, until April 2009, auction rate securities. With respect to marketable securities, which are included in cash and cash equivalents, the company’s primary objective is to ensure the security of principal amounts invested and provide for a high degree of liquidity, while achieving a satisfactory return. Its treasury risk management policies specify various investment parameters, including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.
The following table shows the company’s exposure to interest rate risk and the pre-tax effects on net income and other comprehensive income of reasonably possible changes in the relevant interest rates. This analysis assumes all other variables remain constant. The company does not measure any fixed rate debt at fair value. Therefore, changes in interest rates will not affect income or OCI as there is no change in the carrying value of fixed-rate debt and interest payments are fixed.

			Interest Rate Risk
	Carrying Amount of		Effect of 1% decrease		Effect of 1% increase
	Asset (Liability)		in interest rates on income		in interest rates on income
	2009	2008	2009	2008	2009	2008

Variable rate instruments
Cash and cash equivalents	$385.4	$276.8	$(3.9)	$(2.8)	$3.9	$2.8
Auction rate securities	—	17.2	—	(1.3)	—	1.3
Long-term debt obligations	(5.9)	(405.9)	0.1	4.1	(0.1)	(4.1)
Short-term debt obligations[1]	—	(1,000.0)	—	4.2	—	(4.2)

[1]	Commercial paper is excluded from interest rate risk on short-term obligations since interest rates are fixed for their stated period. The company is only exposed to interest rate risk on the issuance of new commercial paper.

115 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

Price Risk
The company is exposed to commodity price risk resulting from its natural gas requirements. Its natural gas strategy is based on diversification for its total gas requirements (which represent the forecast consumption of natural gas volumes by its manufacturing and mining facilities). Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk. The company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas, not for speculative or trading purposes. The company has an advisory committee, comprised of members from senior management, responsible for developing policies and establishing procedural requirements relating to its natural gas activities. Such policies include the establishment of limits for the portion of its natural gas requirements that will be hedged, as well as the types of instruments that may be used for such hedging activities.
The company is also exposed to equity securities price risk because of its exchange-traded available-for-sale securities. These investments are held for long-term strategic purposes.
The following table shows the company’s exposure to price risk and the pre-tax effects on net income and OCI of reasonably possible changes in the relevant commodity or securities prices. This analysis assumes all other variables remain constant.

			Price Risk
	Carrying Amount of		Effect of 10% decrease		Effect of 10% increase
	Asset (Liability)		in prices on OCI		in prices on OCI
	2009	2008	2009	2008	2009	2008

Derivative instruments
Natural gas hedging derivatives	$(171.0)	$(159.0)	$(72.6)	$(85.8)	$72.8	$85.8
Available-for-sale investments
Intercorporate investments	2,759.9	1,744.9	(276.0)	(174.5)	276.0	174.5

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
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors.
Presented below is a comparison of the fair value of each financial instrument to its carrying value.

	2009		2008
	Carrying Amount	Fair Value of	Carrying Amount	Fair Value of
	of Asset (Liability)	Asset (Liability)	of Asset (Liability)	Asset (Liability)

Derivative instrument assets
Natural gas hedging derivatives	$3.7	$3.7	$11.6	$11.6
Foreign currency derivatives	5.3	5.3	6.3	6.3
Investments
Available-for-sale	2,759.9	2,759.9	1,744.9	1,744.9
Auction rate securities	—	—	17.2	17.2
Derivative instrument liabilities
Natural gas hedging derivatives	(174.7)	(174.7)	(170.6)	(170.6)
Foreign currency derivatives	(0.3)	(0.3)	(57.9)	(57.9)
Long-term debt
Senior notes	(3,350.0)	(3,505.6)	(1,350.0)	(1,322.1)
Credit facilities and other	(8.0)	(8.0)	(408.2)	(408.2)

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 116
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

Due to their short-term nature, the fair value of cash and cash equivalents, receivables, short-term debt, and payables and accrued charges is assumed to approximate carrying value. The fair value of the company’s senior notes at December 31, 2009 reflected the yield valuation based on observed market prices. The yield on the senior notes ranged from 1.73 percent to 5.83 percent (2008 — 5.05 percent to 6.73 percent). The fair value of the company’s other long-term debt instruments approximated carrying value.
Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current transaction between willing parties. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet.
The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts and foreign currency derivatives) is determined by using valuation techniques. The company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Natural gas swap valuations are based on a discounted cash flows model. The inputs used in the model include contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Certain of the futures contract prices are supported by prices quoted in an active market and others are not based on observable market data. The fair value of swap contracts is especially sensitive to changes in futures contract prices. The interest rates used to discount estimated cash flows in 2009 were between 0.23 percent and 4.67 percent (2008 — between 0.44 and 4.45) depending on the settlement date. Over-the-counter option contracts are valued based on quoted market prices for similar instruments where available or an option valuation model. The fair value of foreign currency derivatives is determined using quoted forward exchange rates at the balance sheet date.
Fair value of investments designated as available-for-sale is based on the closing bid price as of the balance sheet date. The fair value of auction rate securities at December 31, 2008 was determined using a valuation methodology developed with the assistance of a valuation specialist. Due to the failed auction status and lack of liquidity in the market for such securities, the valuation methodology included certain assumptions that were not supported by prices from observable current market transactions in the same instruments, nor were they based on observable market data. With the assistance of a valuation specialist, the company estimated the fair value of the auction rate securities based on the following: (1) the underlying structure of each security; (2) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (3) consideration of the probabilities of default, passing auction or earning the maximum rate for each period; and (4) estimates of the recovery rates in the event of default for each security.
The following table presents the company’s fair value hierarchy for those financial assets and financial liabilities carried at fair value at December 31, 2009. There were no significant transfers between level 1 and level 2 during the year.

		Fair Value Measurements at Reporting Date Using:
	Carrying Amount	Quoted Prices in		Significant
	of Asset (Liability)	Active Markets for	Significant Other	Unobservable
	at December 31,	Identical Assets	Observable Inputs	Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)

Derivative instrument assets
Natural gas hedging derivatives	$3.7	$—	$1.2	$2.5
Foreign currency derivatives	5.3	—	5.3	—
Available-for-sale securities
Intercorporate investments	2,759.9	2,759.9	—	—
Derivative instrument liabilities
Natural gas hedging derivatives	(174.7)	—	(53.2)	(121.5)
Foreign currency derivatives	(0.3)	—	(0.3)	—

117 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 26 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT continued

		Fair Value Measurements at Reporting Date Using:
	Carrying Amount	Quoted Prices in		Significant
	of Asset (Liability)	Active Markets for	Significant Other	Unobservable
	at December 31,	Identical Assets	Observable Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Derivative instrument assets
Natural gas hedging derivatives	$11.6	$—	$—	$11.6
Foreign currency derivatives	6.3	—	6.3	—
Available-for-sale securities
Intercorporate investments	1,744.9	1,744.9	—	—
Auction rate securities	17.2	—	—	17.2
Derivative instrument liabilities
Natural gas hedging derivatives	(170.6)	—	(48.2)	(122.4)
Foreign currency derivatives	(57.9)	—	(57.9)	—

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Auction Rate Securities		Natural Gas Hedging Derivatives
	2009	2008	2009	2008

Balance, beginning of year	$17.2	$56.0	$(110.8)	$127.7
Total gains or (losses) (realized and unrealized) before income taxes
Included in earnings	115.3	(88.8)	(48.6)	17.4
Included in other comprehensive income	—	(23.1)	(49.4)	(229.4)
Other[1]	—	73.1	—	—
Purchases	—	—	—	—
Sales	(132.5)	—	—	—
Issues	—	—	—	—
Settlements	—	—	66.0	(26.5)
Transfer out of Level 3	—	—	23.8	—

Balance, end of year December 31	$—	$17.2	$(119.0)	$(110.8)

Amount of total gains or (losses) for the year included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at the reporting date	$—	$(88.8)	$(0.4)	$(10.0)

Gains and (losses) (realized and unrealized) included in earnings for the year are reported in:
Cost of goods sold	$—	$—	$(48.6)	$17.4
Other income	115.3	(88.8)	—	—

[1]	Represents unrealized losses transferred from other comprehensive income to earnings as a result of the other-than-temporary impairment of the securities.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 118
NOTE 27 CAPITAL MANAGEMENT

The company’s objectives when managing its capital are to maintain financial flexibility while managing its cost of, and optimizing access to, capital. In order to achieve these objectives, its strategy, which was unchanged from 2008, was to maintain its investment grade credit rating.
The company includes net debt and adjusted shareholders’ equity as components of its capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital are set out in the following table:

	2009	2008

Short-term debt and current portion of long-term debt	$728.8	$1,324.1
Long-term debt	3,319.3	1,739.5

Total debt	4,048.1	3,063.6
Less: cash and cash equivalents	385.4	276.8

Net debt	3,662.7	2,786.8

Shareholders’ equity	6,500.7	4,588.9
Less: accumulated other comprehensive income	1,648.8	657.9

Adjusted shareholders’ equity	4,851.9	3,931.0

Adjusted capital[1]	$8,514.6	$6,717.8

[1]	Adjusted capital = (total debt — cash and cash equivalents) + (shareholders’ equity — accumulated other comprehensive income)
The company monitors capital on the basis of a number of factors, including the ratios of: adjusted earnings before interest expense, income taxes, depreciation and amortization, provision for auction rate securities and gain on disposal of auction rate securities and gain on sale of assets (“adjusted EBITDA”) to adjusted interest expense; net debt to adjusted EBITDA and net debt to adjusted capital. Adjusted EBITDA to adjusted interest expense and net debt to adjusted EBITDA are calculated utilizing 12-month trailing adjusted EBITDA and adjusted interest expense.

	2009	2008

Components of ratios
Adjusted EBITDA	$1,389.0	$5,030.0
Net debt	$3,662.7	$2,786.8
Adjusted interest expense	$189.1	$105.7
Adjusted capital	$8,514.6	$6,717.8
Ratios
Adjusted EBITDA to adjusted interest expense [1]	7.3	47.6
Net debt to adjusted EBITDA[2]	2.6	0.6
Net debt to adjusted capital [3]	43.0%	41.5%

[1]	Adjusted EBITDA to adjusted interest expense = adjusted EBITDA (12 months ended) / adjusted interest expense (12 months ended)

[2]	Net debt to adjusted EBITDA = (total debt- cash and cash equivalents) / adjusted EBITDA (12 months ended)

[3]	Net debt to adjusted capital = (total debt — cash and cash equivalents) / (total debt — cash and cash equivalents + total shareholders’ equity — accumulated other comprehensive income)
The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure through adjustments to the amount of dividends paid to shareholders, repurchase of shares, issuance of new shares or issuance of new debt.
The decrease in adjusted EBITDA to adjusted interest expense is a result of a decrease in adjusted EBITDA and an increase in adjusted interest expense. The net-debt-to-adjusted-EBITDA ratio increased as adjusted EBITDA decreased and net debt increased. The increase in net debt led to the increase in the net-debt-to-adjusted-capital ratio.

	2009	2008

Net income	$987.8	$3,495.2
Income taxes	83.5	1,077.1
Interest expense	120.9	62.8
Depreciation and amortization	312.1	327.5
Provision for (gain on disposal of) auction rate securities	(115.3)	88.8
Gain on sale of assets	—	(21.4)

Adjusted EBITDA	$1,389.0	$5,030.0

	2009	2008

Interest expense	$120.9	$62.8
Interest capitalized to property, plant and equipment	68.2	42.9

Adjusted interest expense	$189.1	$105.7

119 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 28 CONTINGENCIES

Canpotex
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2009, 2008 or 2007.
Mining Risk
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.
Legal and Other Matters
Significant environmental site assessment and/or remediation matters of note include the following:
•	The company, along with other parties, has been notified by the US Environmental Protection Agency (“USEPA”) of potential liability under the US federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a PCS Joint Venture blending facility in Lakeland, Florida and certain adjoining former property. A Record of Decision (“ROD”) was issued on September 27, 2007 and provides for a remedy that requires excavation of impacted soils and interim treatment of groundwater. The total remedy cost is estimated in the ROD to be $8.5.
•	The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party with respect to a former fertilizer blending operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen site, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3.0 of previously incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the Planters Property, filed a complaint in the United States District Court for the District of South Carolina seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs that Ashley II of Charleston, L.L.C. alleges it has incurred and will incur in connection with response activities at the site. Until the district court proceedings and any subsequent appeals are concluded, PCS Nitrogen is unable to evaluate with reasonable certainty the extent of any liability it may have in this matter.
•	PCS Phosphate has agreed to participate, on a non-joint and several basis, with parties to an Administrative Settlement Agreement with the USEPA (“Settling Parties”) in the performance of a removal action and the payment of certain other costs associated with PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”), including reimbursement of the USEPA’s past costs. The removal activities commenced at the Site in August 2007. The cost of performing the removal action at the Site is estimated at $70.0. The Settling Parties have initiated CERCLA cost recovery litigation against PCS Phosphate and more than 100 other entities. PCS Phosphate filed crossclaims and counterclaims seeking cost recovery. In addition to the removal action at the Site, investigation of sediments downstream of the Site in what is called “Operable Unit 1” has occurred. In September 2008, the USEPA issued a final remedy for Operable Unit 1, with an estimated cost of $6.1. In response to a special notice letter from the USEPA to PCS Phosphate and other alleged potentially responsible parties regarding the remedy for Operable Unit 1, two different groups of potentially responsible parties, one of which included PCS Phosphate, made good-faith offers to perform and/or pay for the actions described in the special notice letter. At this time, the company is unable to evaluate the extent of any exposure that it may have for the matters addressed in the special notice letter.
•	Pursuant to the 1996 Corrective Action Consent Order (the “Order”) executed between PCS Nitrogen Fertilizer, L.P., formerly known as Arcadian Fertilizer, L.P. (“PCS Nitrogen Fertilizer”) and Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s purchase of real property located in Augusta, Georgia, PCS Nitrogen Fertilizer agreed to perform certain activities including a facility investigation and, if necessary, a corrective action. PCS Nitrogen Fertilizer has performed an investigation of environmental site conditions, has documented its findings in several successive facility investigation reports submitted to GEPD and has conducted a pilot study to evaluate the viability of in-situ bioremediation of groundwater at the site. In May 2009, PCS Nitrogen Fertilizer submitted a Corrective Action Plan (“CAP”) to GEPD proposing to utilize in-situ bioremediation of groundwater at the site. In the event GEPD approves the CAP, a full-scale bioremediation remedy will be implemented.
•	In December 2009, a routine inspection of a gypsum stack at the White Springs, Florida facility discovered a sinkhole that resulted in the loss of approximately 84 million gallons of water from the stack. The company is sampling production and monitoring wells on its property and drinking water wells on neighboring property to assess impacts. The Florida Department of Environmental Protection (“FDEP”) issued a notice to the company stating that the release may constitute an unauthorized discharge. The company is unable at this time to estimate with certainty the total costs that may be incurred to address this matter.
The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites. Based on current information, it does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 120
NOTE 28 CONTINGENCIES continued

Other significant matters of note include the following:
•	The USEPA has notified the company of various alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its Aurora, North Carolina, White Springs, Florida and Geismar, Louisiana plants. The company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at its White Springs, Aurora and Geismar plants. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.
•	The USEPA has notified the company of various alleged violations of the Clean Air Act at its Geismar, Louisiana and Lima, Ohio plants. With respect to the Geismar matter, the government has demanded process changes and penalties that would cost a total of approximately $20.0, but the company denies that it has any liability for the Geismar matter. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.
•	Significant portions of the company’s phosphate reserves in Aurora, North Carolina are located in wetlands. Under the Clean Water Act, the company must obtain a permit from the US Army Corps of Engineers (the “Corps”) before mining in the wetlands. On January 15, 2009, the Division of Water Quality of the North Carolina Department of Natural Resources issued a certification under Section 401 of the Clean Water Act, 33 U.S.C. § 1341, that mining of phosphate in excess of thirty years from lands owned or controlled by the company, including some wetlands, would not degrade water quality. Thereafter, on June 10, 2009, the Corps issued the company a permit that will allow the company to mine the phosphate deposits identified in the 401 certification. USEPA decided not to seek additional review of the permit. On March 12, 2009, four environmental organizations (Pamlico-Tar River Foundation, North Carolina Coastal Federation, Environmental Defense Fund and Sierra Club) filed a Petition for a Contested Case Hearing before the North Carolina Office of Administrative Hearings challenging the 401 certification. The company has intervened in this proceeding and, at this time, is unable to evaluate the extent of any exposure that it may have in this matter.
•	In May 2009, the Canadian government announced that its new industrial greenhouse gas emissions policies will be coordinated with policies that may be implemented in the US. In July 2009, the Canadian government adopted rules requiring the reporting of specified greenhouse gas emissions from sources that emit more than 50,000 tons of carbon dioxide equivalents. In September 2009, the USEPA promulgated rules requiring the reporting of greenhouse gas emissions for all fuel combustion sources emitting more than 25,000 tons of carbon dioxide equivalents and certain other listed sources. The company does not believe that compliance with these emission reporting regulations will have a material adverse effect on its consolidated financial position. In December 2009, the USEPA issued a finding that greenhouse gas emissions from mobile sources endanger public health and welfare. The company is monitoring these developments and, except as indicated above, their effect on its operations cannot be determined with certainty at this time.
•	At the direction of the USEPA, the FDEP has announced a rulemaking to restrict nutrient concentrations in surface waters to levels below those currently permitted at the company’s White Springs, Florida plant. In addition, the company, along with other phosphate producers through a trade association, has moved to intervene to challenge a consent decree filed in the US District Court for the Northern District of Florida which would require the USEPA to develop numeric nutrient standards for Florida lakes and flowing waters by October 2010. The company will also participate in the upcoming USEPA rulemaking process on the development of nutrient standards for Florida surface waters. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be.
•	The company, having been unable to agree with Mosaic Potash Esterhazy Limited Partnership (“Mosaic”) on the remaining amount of potash that the company is entitled to receive from Mosaic pursuant to the mining and processing agreement in respect of the company’s rights at the Esterhazy mine, issued a Statement of Claim in the Saskatchewan Court of Queen’s Bench against Mosaic on May 27, 2009. In the Statement of Claim, the company has asserted that it has the right under the mining and processing agreement to receive potash from Mosaic until at least 2012, and seeks an order from the Court declaring the amount of potash which the company has the right to receive. Mosaic in its Statement of Defence dated June 16, 2009 asserts that at a delivery rate of 1.24 million tons of product per year, the company’s entitlement to receive potash under the mining and processing agreement will terminate by August 30, 2010. Also, on June 16, 2009, Mosaic commenced a counterclaim against the company asserting that the company has breached the mining and processing agreement due to its refusal to take delivery of potash product under the agreement based on an event of force majeure. The company will continue to assert its position in these proceedings vigorously and it denies liability to Mosaic in connection with its counterclaim.
•	Between September 11 and October 2, 2008, the company and PCS Sales (USA), Inc. were named as defendants in eight very similar antitrust complaints filed in federal courts. Other potash producers are also defendants in these cases. Each of the separate complaints alleges conspiracy to fix potash prices, to divide markets, to restrict supply and to fraudulently conceal the conspiracy, all in violation of Section 1 of the Sherman Act. The company and PCS Sales (USA), Inc. believe each of these eight private antitrust law lawsuits is without merit and intend to defend them vigorously.
In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and there exist inherent uncertainties in predicting such outcomes, it is the company’s belief that the

121 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 28 CONTINGENCIES continued

ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.
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
NOTE 29 GUARANTEES

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
The company enters into agreements in the normal course of business that may contain features that meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. The company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2009, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $649.3. It is unlikely that these guarantees will be drawn upon and since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions; this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2009, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 13.
The company has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. The USEPA has announced that it plans to adopt rules requiring financial assurance from a variety of mining operations, including phosphate rock mining. It is too early in the rulemaking process to determine what the impact, if any, on our facilities will be when these rules are issued.
The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following their approval by the responsible provincial minister. The Minister of the Environment for Saskatchewan (“MOE”) has approved the plans. The company had previously provided a CDN $2.0 irrevocable letter of credit and anticipates that all matters regarding the financial assurances will be finalized in the first quarter of 2010. Under the regulations, the decommissioning and reclamation plans and financial assurances are to be reviewed at least once every five years, or sooner as required by the MOE. The next scheduled review for the decommissioning and reclamation plans and financial assurances is in 2011. Based on current information, the company does not believe that its financial assurance requirements or future obligations with respect to this matter are reasonably likely to have a material impact on its consolidated financial position or results of operations.
The company has met its financial assurance responsibilities as of December 31, 2009. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists.
During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2009, $33.0 of letters of credit were outstanding (2008 — $20.0).
The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 122
NOTE 30 RELATED PARTY TRANSACTIONS

Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2009 were $613.7 (2008 — $2,257.1; 2007 — $782.7). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 3).
In 2009, the company purchased $34.9 of potash from SQM. No amounts were purchased in 2008 or 2007. Transactions were measured based on exchange amounts. A description of the agreement is included in Note 14. The company had guaranteed unpaid amounts outstanding by PotashCorp subsidiaries to SQM of $31.9 (including Chilean Value Added Tax) at December 31, 2009.
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian GAAP varies in certain significant respects from US GAAP. As required by the United States Securities and Exchange Commission, the effect of these principal differences on the company’s consolidated financial statements is described and quantified below:
(a) Inventory valuation: Under Canadian GAAP, when the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the writedown is reversed. The reversal is limited to the amount of the original writedown. Under US GAAP, the reversal of a writedown is not permitted unless the reversal relates to a writedown recorded in a prior interim period during the same fiscal year.
(b) Long-term investments: Certain of the company’s investments in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP and in certain other respects from US GAAP. The company’s share of earnings of these equity investees under Canadian GAAP has been adjusted for the significant effects of conforming to US GAAP.
In addition, the company’s interest in a foreign joint venture is accounted for using proportionate consolidation under Canadian GAAP. US GAAP requires joint ventures to be accounted for using the equity accounting method. As a result, an adjustment is recorded to reflect the company’s interest in the joint venture under the equity method of accounting.
(c) Property, plant and equipment and goodwill: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP, as past provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of the assets. Under US GAAP, they are measured based on fair value, which is lower than the undiscounted cash flow from use together with the residual value of the assets. Fair value for this purpose is determined based on discounted expected future net cash flows.
(d) Depreciation and amortization: Depreciation and amortization under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of property, plant and equipment under Canadian and US GAAP.
(e) Exploration costs: Under Canadian GAAP, capitalized exploration costs are classified under property, plant and equipment. For US GAAP, these costs are generally expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.
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

123 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

December 31, 1994 year-end exchange rate. The use of disparate exchange rates under US GAAP gave rise to a foreign currency translation adjustment. Under US GAAP, this adjustment is reported as a component of accumulated OCI.
(h) Offsetting of certain amounts: US GAAP requires an entity to adopt a policy of either offsetting or not offsetting fair value amounts recognized for derivative instruments and for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The company adopted a policy to offset such amounts. Under Canadian GAAP, offsetting of the margin deposits is not permitted.
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

Performance	Service Period Commenced
Option Plan Year	CDN GAAP	US GAAP

2006	January 1, 2006	May 4, 2006
2007	January 1, 2007	May 3, 2007
2008	January 1, 2008	May 8, 2008
2009	January 1, 2009	May 7, 2009
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
(I) Income tax consequences of stock-based employee compensation: Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as an item that reconciles the statutory income tax rate to the company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.
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

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 124
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

The application of US GAAP, as described above, would have had the following effects on net income, net income per share, total assets, and shareholders’ equity and comprehensive income.

	2009	2008	2007

Net income as reported — Canadian GAAP	$987.8	$3,495.2	$1,103.6
Items increasing (decreasing) reported net income
Inventory valuation (a)	(1.7)	—	—
Depreciation and amortization (d)	8.4	8.4	8.5
Stock-based compensation (i)	2.0	2.2	(1.7)
Stripping costs (j)	(10.4)	(4.0)	(10.9)
Exploration costs (e)	(0.4)	(6.6)	—
Share of earnings of equity investees (b)	(1.2)	(1.0)	(1.9)
Pension and other post-retirement benefits (f)	(15.8)	(0.3)	—
Deferred income taxes relating to the above adjustments (k)	9.1	(0.3)	(1.9)
Income taxes related to US GAAP effective income tax rate (k, m)	22.1	(52.0)	(30.3)
Income taxes related to stock-based compensation (I)	(7.1)	(32.7)	(18.4)
Income taxes related to uncertain income tax positions (m)	3.3	(13.7)	14.5

Net income — US GAAP	$996.1	$3,395.2	$1,061.5

Basic weighted average shares outstanding — US GAAP	295,580,000	307,480,000	315,641,000

Diluted weighted average shares outstanding — US GAAP	303,943,000	317,434,000	324,292,000

Basic net income per share — US GAAP	$3.37	$11.04	$3.36

Diluted net income per share — US GAAP	$3.28	$10.70	$3.27

Total assets as reported — Canadian GAAP	$12,922.2	$10,248.8
Items increasing (decreasing) reported total assets
Inventory (a)	(1.7)	—
Property, plant and equipment (c)	(84.4)	(92.8)
Exploration costs (e)	(13.4)	(13.0)
Stripping costs (j)	(47.1)	(36.7)
Pension and other post-retirement benefits (f)	(180.9)	(105.2)
Margin deposits associated with derivative instruments (h)	(108.9)	(91.1)
Investment in equity investees (b)	(4.0)	1.3
Income tax asset related to uncertain income tax positions (m)	33.7	24.8
Goodwill (c)	(46.7)	(46.7)

Total assets — US GAAP	$12,468.8	$9,889.4

Total shareholders’ equity as reported — Canadian GAAP	$6,500.7	$4,588.9	$6,018.7
Items increasing (decreasing) reported shareholders’ equity
Income taxes related to uncertain income tax positions (m)	(1.2)	(1.2)	(1.2)
Pension and other post-retirement benefits (f)	(229.7)	(246.6)	(85.6)
Share of accumulated other comprehensive income of equity investees (b)	(1.9)	—	—
Foreign currency translation adjustment (g)	(20.9)	(20.9)	(20.9)
Foreign currency translation adjustment (g)	20.9	20.9	20.9
Provision for asset impairment (c)	(218.0)	(218.0)	(218.0)
Inventory valuation (a)	(1.7)	—	—
Depreciation and amortization (d)	86.9	78.5	70.1
Exploration costs (e)	(13.4)	(13.0)	(6.4)
Stripping costs (j)	(47.1)	(36.7)	(32.7)
Pension and other post-retirement benefits (f)	—	15.8	16.1
Stock-based compensation (i)	2.4	—	—
Share of other comprehensive income of equity investees (b)	0.1	1.3	2.3
Deferred income taxes relating to the above adjustments (k)	39.2	30.1	30.4
Income taxes related to US GAAP effective income tax rate (k, m)	(60.2)	(82.3)	(30.3)
Income taxes related to uncertain income tax positions (m)	89.8	86.5	14.5
Cumulative effect adjustment to retained earnings in respect of uncertain income tax positions	—	—	85.7

Shareholders’ equity — US GAAP	$6,145.9	$4,203.3	$5,863.6

125 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Supplemental US GAAP Disclosure
Investments at Equity
Summarized US GAAP financial information of the company’s investments accounted for under the equity method (including SQM, APC and others) is as follows:

	2009	2008

Current assets	$2,655.2	$3,366.5
Non-current assets	2,296.6	1,763.1
Current liabilities	1,228.8	2,124.1
Non-current liabilities	1,243.6	716.2
Minority interest	46.4	45.1

	2009	2008	2007

Sales	$3,756.9	$7,571.1	$3,624.4
Gross profit	839.4	1,328.0	510.5
Income from continuing operations and net income	524.6	949.4	382.5
Uncertainty in Income Taxes
The reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, for the year is as follows:

	2009	2008

Balance, beginning of year	$29.6	$11.6
Additions based on tax positions related to the current year	0.4	19.9
Additions for tax positions of prior years	11.2	76.8
Reductions for tax positions of prior years	(11.7)	(63.6)
Settlements	(3.4)	(15.1)

Balance, end of year	$26.1	$29.6

It is reasonably possible that a reduction in a range of $12.0 to $14.0 of unrecognized income tax benefits may occur within 12 months as a result of projected resolutions of worldwide income tax disputes. The company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expense. At December 31, 2009, $3.8 of interest was accrued to unrecognized tax benefits. Tax years subject to examination by jurisdiction were as follows:

Years

Canada	2004-present
US	2007-present
Trinidad	2004-present
Barbados	2001-present
Recent Accounting Pronouncements
Disclosures About Derivative Instruments and Hedging Activities
In March 2008, the Financial Accounting Standards Board (“FASB”) issued accounting standards that require enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide disclosures about: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The standards increase convergence with IFRSs, as it relates to disclosures of derivative instruments. The company adopted these standards effective January 1, 2009. Disclosures related to parts (i) and (ii) are included in Notes 6 and 26. Prescribed disclosure to address part (iii) is included below.
Fair Values of Derivative Instruments in the Consolidated Statements of Financial Position

Derivative instrument assets (liabilities) [1]	Balance Sheet Location	2009	2008

Derivatives designated as hedging instruments
Natural gas hedging derivatives	Prepaid expenses and other current assets	$0.5	$0.1
Natural gas hedging derivatives	Other assets	3.2	11.5
Natural gas hedging derivatives	Current portion of derivative instrument liabilities	(51.5)	(50.2)
Natural gas hedging derivatives	Derivative instrument liabilities	(123.2)	(120.4)

Total derivatives designated as hedging instruments		$(171.0)	$(159.0)

Derivatives not designated as hedging instruments
Foreign currency derivatives	Prepaid expenses and other current assets	$5.3	$6.3
Foreign currency derivatives	Current portion of derivative instrument liabilities	(0.3)	(57.9)

Total derivatives not designated as hedging instruments		$5.0	$(51.6)

[1]	All fair value amounts are gross and exclude netted cash collateral balances.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 126
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

The Effect of Derivative Instruments on the Consolidated Statements of Operations for the Year Ended December 31
Derivatives in Cash Flow Hedging Relationships

		Amount of (Loss) Gain Recognized in OCI (Effective Portion)
		2009	2008	2007

Natural gas hedging derivatives		$(102.5)	$(256.9)	$39.8

		Amount of (Loss) Gain Reclassified From
		Accumulated OCI Into Income (Effective Portion)
Location of (Loss) Gain Reclassified From Accumulated OCI Into Income (Effective Portion)		2009	2008	2007

Cost of goods sold		$(85.0)	$22.8	$48.1

		Amount of (Loss) Gain Recognized in Income (Ineffective
Location of (Loss) Gain Recognized in Income		Portion and Amount Excluded From Effectiveness Testing)
(Ineffective Portion and Amount Excluded From Effectiveness Testing)		2009	2008	2007

Cost of goods sold		$(0.2)	$(9.9)	$9.6

Derivatives Not Designated as Hedging Instruments

		Amount of Gain (Loss) Recognized in Income
	Location of Gain (Loss) Recognized in Income	2009	2008	2007

Foreign currency derivatives	Foreign exchange gain (loss)	$0.1	$(86.5)	$13.0
Natural gas derivatives	Cost of goods sold	0.9	(0.1)	1.2

Pension Plan Asset Disclosure
In December 2008, the FASB issued guidance on an employer’s disclosure about plan assets of a defined benefit pension or other post-retirement plan. The objectives of these disclosures are to provide users of financial statements with an understanding of: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets. A description of the company’s investment policies and strategies is included in Note 15.
Pension plan assets at December 31, 2009 are summarized as follows:

2009

Investments — at fair value
Cash and cash equivalents	$10.3
Government and agency securities	44.8
Corporate debt instruments	96.6
Mortgage loans	64.2
Common stock	115.0
Mutual funds	315.5
Swaps	(0.9)
Other	7.5

Total Investments — at fair value	653.0
Cash	2.1
Accrued interest and dividends	1.5
Unsettled trades
Receivable	4.5
Payable	(11.7)

Plan assets	$649.4

127 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

The following investments represent 5% or more of the pension plan assets	2009

Intech Risk-Managed Large Cap Growth Fund LLC	$63.7
Vanguard Equity Index Fund	95.9
Standard Life Balanced Fund (Greystone)	43.4
The following table presents the fair value hierarchy for the pension plan assets measured at fair value on a recurring basis at December 31, 2009.

		Quoted Prices in
		Active Markets for	Significant	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)

Assets
Cash	$2.1	$2.1	$—	$—
Receivables	6.0	6.0	—	—
Securities
Cash equivalents	10.3	—	10.3	—
Equities	434.3	192.5	241.8	—
Fixed income	210.1	—	207.1	3.0
Other
Futures	0.3	0.3	—	—
Swaps	25.9	—	25.9	—

Total assets at fair value	$689.0	$200.9	$485.1	$3.0

Liabilities
Payables	11.7	11.7	—	—
Securities
Options	0.4	0.3	0.1	—
Other
Futures	0.1	0.1	—	—
Swaps	26.9	—	26.9	—
Other financial instruments	0.5	—	0.5	—

Total liabilities at fair value	$39.6	$12.1	$27.5	$—

Total pension plan assets	$649.4	$188.8	$457.6	$3.0

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Fixed Income

Balance, beginning January 1, 2009	$3.7
Actual return on plan assets
Relating to assets still held at December 31, 2009	1.1
Relating to asset sold during the year ended December 31, 2009	0.1
Sales	(1.7)
Transfer in/out of Level 3	(0.2)

Balance, ending December 31, 2009	$3.0

The plan measures its investments at fair value and seeks to maximize the use of observable inputs. Where available, it uses quoted prices in active markets for identical assets at the balance sheet date to measure fair value. The fair value for common stock, mutual funds, short-term investments and US government and agency securities can generally be determined using quoted prices in active markets. Fair value for fixed income securities such as corporate debt instruments, mortgage loans, foreign bonds, domestic bonds and credit default swaps is based on traded securities with similar attributes, using dealer quotations, a matrix pricing methodology or discounted cash flow analyses. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Fair value of options and futures can be determined using quoted market prices. The fair value of investment in investment vehicles such as registered investment companies is determined using prices obtained from broker dealers.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 128
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Business Combinations
In December 2007, the FASB issued an accounting standard which required the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The implementation of this standard prospectively from January 1, 2009 did not have a material impact on the company’s consolidated financial statements.
Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the FASB issued an accounting standard to require all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. The standard eliminates the disparate treatment that existed in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The implementation of this standard prospectively from January 1, 2009 did not have a material impact on the company’s consolidated financial statements.
Framework for Fair Value Measurement
In February 2008, the FASB issued guidance related to the application of the framework for fair value measurement to non-financial assets and non-financial liabilities. The implementation of this guidance, effective January 1, 2009, did not have a material impact on the company’s consolidated financial statements.
Fair Value Measurement in Inactive Markets and Distressed Transactions
In April 2009, the FASB issued guidance for estimating fair value in accordance with the framework for fair value measurement when the volume and level of activity for the asset or liability have significantly decreased. At the same time, the FASB issued guidance on identifying circumstances that indicate a transaction is not orderly. The guidance, which was applied prospectively, was effective for interim and annual periods ending after June 15, 2009 and did not have a material impact on the company’s consolidated financial statements.
Other-Than-Temporary Impairment on Debt Securities
In April 2009, the FASB issued guidance to change the recognition threshold of an other-than-temporary impairment for debt securities. When an entity does not intend to sell the debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it will recognize only the credit loss component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The guidance was effective for interim and fiscal periods ending after June 15, 2009 and did not have a material impact on the company’s consolidated financial statements.
Fair Value Disclosures
In April 2009, the FASB issued guidance to require disclosure of fair value information of financial instruments at each interim reporting period. The disclosures include the relevant carrying value as well as the methods and significant assumptions used to estimate the fair value. The guidance was effective for interim and annual periods beginning after June 15, 2009. The company has included the relevant disclosures.
In January 2010, the FASB issued a new accounting standard aimed at improving disclosures about fair value measurements. As of January 1, 2010, the company will be required to disclose information on significant transfers in and out of Levels 1 and 2. Additional disclosures related to details of activity in Level 3 will be required effective January 1, 2011. The company is currently reviewing the impact, if any, on its consolidated financial statements.
Subsequent Events
In May 2009, the FASB issued an accounting standard addressing subsequent events. The standard addresses the recognition and disclosure of events that occur after the balance sheet date but before the issuance of the financial statements. The FASB issued the standard in order to incorporate, within the accounting standards, principles that had originated in auditing standards. The standard also requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The standards do not differ significantly from previously applied standards on disclosure of subsequent events. The company adopted these standards prospectively, effective for reporting periods ending after June 15, 2009. The standards did not have a material impact on the company’s consolidated financial statements. The company has evaluated subsequent events and provided appropriate disclosure.
Variable Interest Entities
In June 2009, the FASB issued a revised accounting standard to improve financial reporting by enterprises involved with variable interest entities. The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and: (i) the obligation to absorb losses of the entity; or (ii) the right to receive benefits from the entity. The standards are effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and shall be applied prospectively. The company is currently reviewing the impact, if any, on its consolidated financial statements.

129 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

FASB Accounting Standards Codification
In July 2009, the FASB issued the FASB Accounting Standards Codification™ (the “Codification”) as the single source of authoritative US GAAP (other than guidance issued by the US Securities and Exchange Commission), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The Codification was effective for interim and annual periods ending after September 15, 2009. Since that time, only one level of authoritative US GAAP exists. All other literature is considered non-authoritative. The Codification did not change US GAAP; instead, it introduced a new structure. The Codification did not have an impact on the company’s consolidated financial statements.
Stock-Based Compensation
The total compensation cost charged to income in respect of the company’s nine stock-based compensation plans under US GAAP was $43.4 for the year ended December 31, 2009 (2008 – $33.3; 2007 – $85.7).
The aggregate intrinsic value of options outstanding and expected to vest at December 31, 2009 under the Performance Option Plans was $404.4, and the aggregate intrinsic value of options exercisable was $364.0. During 2009, 2,659,800 stock options vested. The aggregate intrinsic value of options outstanding at December 31, 2009 under the Officers and Employees and Directors Plans was $488.1, and the aggregate intrinsic value of options exercisable was $488.1. The total intrinsic value of stock options exercised during the year ended December 31, 2009 was $54.4 (2008 – $199.7).
As of December 31, 2009, there was $13.6 of unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2011.
The company issued 2,944 performance units during 2009 under a new performance unit incentive plan as described in Note 25 (2008 – 7,004) at a weighted average grant-date fair value of $48.12 per unit (2008 – $114.70). As at December 31, 2009, 213,678 units remained nonvested and outstanding. Total unrecognized compensation cost approximated $10.3, which is expected to be recognized over the period through December 31, 2011. However, such amounts will be subject to change, as these liability awards are remeasured at fair value at each reporting period.
Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges. During the year, net losses of $85.2 (including ineffectiveness) were recognized in cost of goods sold (2008 – $12.8; 2007 – $57.7).
For US GAAP, natural gas hedging derivatives are net of $108.9 (2008 – $91.1) of cash collateral. Cash collateral represents the effect of legally enforceable master netting arrangements between the company and its counterparties and the receivable for cash collateral placed with the same counterparties.
Pension and Other Post-Retirement Benefits
The unamortized actuarial loss, unamortized prior service cost and unamortized transitional obligation included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2010 are $24.4, $(0.8) and $0.5, respectively.
Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totaled $28.2 (2008 – $30.1; 2007 – $29.7). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 130
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Supplemental Schedules
The following supplemental schedules present the Consolidated Financial Position, Operations and Retained Earnings, Comprehensive Income, Accumulated Other Comprehensive Income and Cash Flow in accordance with US GAAP as adjusted for the GAAP differences described in this note.
Supplemental Schedules of Consolidated Financial Position
As at December 31

	2009	2008

Assets
Current assets
Cash and cash equivalents (b)	$385.2	$276.8
Receivables (b, h)	1,028.8	1,098.8
Inventories (a)	631.5	715.2
Prepaid expenses and other current assets (b)	124.7	85.6

	2,170.2	2,176.4
Property, plant and equipment (b, c, d, e, j)	6,251.9	4,669.4
Investments (b)	3,763.7	2,752.0
Other assets (f)	179.0	195.0
Income taxes on uncertain income tax positions (k, m)	33.7	24.8
Intangible assets	20.0	21.5
Goodwill (c)	50.3	50.3

	$12,468.8	$9,889.4

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$728.8	$1,324.1
Payables and accrued charges (b, k)	746.5	1,175.4
Current portion of derivative instrument liabilities (h)	19.1	77.7

	1,494.4	2,577.2
Long-term debt	3,319.3	1,739.5
Derivative instrument liabilities (h)	47.0	59.7
Deferred income tax liability (k, I)	823.8	612.6
Income taxes on uncertain income tax positions (k, m)	63.8	58.2
Accrued pension and other post-retirement benefits (f)	437.6	502.3
Accrued environmental costs and asset retirement obligations	134.8	133.4
Other non-current liabilities and deferred credits (i)	2.2	3.2

	6,322.9	5,686.1

Shareholders’ Equity
Share capital	1,430.3	1,402.5
Additional paid-in capital (I)	258.4	227.6
Accumulated other comprehensive income	1,395.1	389.2
Retained earnings	3,062.1	2,184.0

	6,145.9	4,203.3

	$12,468.8	$9,889.4

131 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Supplemental Schedules of Consolidated Operations and Retained Earnings
For the years ended December 31

	2009	2008	2007

Sales	$3,976.7	$9,446.5	$5,234.2
Less: Freight	191.0	324.9	346.1
Transportation and distribution	128.1	132.4	124.1
Cost of goods sold	2,651.3	4,077.8	2,885.9

Gross Margin	1,006.3	4,911.4	1,878.1

Selling and administrative	181.4	186.1	213.6
Provincial mining and other taxes	29.0	543.4	135.4
Foreign exchange (gain) loss	(35.4)	(126.0)	70.2
Share of earnings of equity investees	(132.5)	(254.8)	(74.3)
Other income	(209.3)	(71.1)	(49.3)

	(166.8)	277.6	295.6

Operating Income	1,173.1	4,633.8	1,582.5
Interest Expense	120.9	62.8	68.7

Income before Income Taxes	1,052.2	4,571.0	1,513.8
Income Taxes	56.1	1,175.8	452.3

Net Income	996.1	3,395.2	1,061.5
Retained Earnings, Beginning of Year	2,184.0	2,161.3	1,124.7
Repurchase of Common Shares	—	(3,250.3)	—
Cumulative Effect Adjustment in Respect of Uncertain Income Tax Positions	—	—	85.7
Dividends	(118.0)	(122.2)	(110.6)

Retained Earnings, End of Year	$3,062.1	$2,184.0	$2,161.3

Net Income per Share — Basic	$3.37	$11.04	$3.36

Net Income per Share — Diluted	$3.28	$10.70	$3.27

Dividends per Share	$0.40	$0.40	$0.35

Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts	PotashCorp 2009 Financial Review 132
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Supplemental Schedules of Consolidated Comprehensive Income (Loss)
For the years ended December 31

	2009	2008	2007

Net Income	$996.1	$3,395.2	$1,061.5

Other comprehensive income (loss)
Net increase (decrease) in unrealized gains on available-for-sale securities	1,015.1	(1,398.4)	1,394.1
Net (losses) gains on derivatives designated as cash flow hedges	(102.6)	(266.8)	49.4
Reclassification to income of net losses (gains) on cash flow hedges	85.3	(12.9)	(57.8)
Pension and other post-retirement benefits[1]	32.0	(257.9)	56.4
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	13.1	(10.0)	6.7
Share of other comprehensive income of equity investees	(2.1)	—	(1.3)
Deferred income taxes related to other comprehensive income	(34.9)	264.0	(108.6)

Other Comprehensive Income (Loss)	1,005.9	(1,682.0)	1,338.9

Comprehensive Income	$2,002.0	$1,713.2	$2,400.4

[1]	2009 comprised of amortization of net actuarial loss of $4.4, amortization of prior service costs of $27.5 and amortization of transitional obligation of $0.1.
2008 comprised of amortization of net actuarial loss of $(250.2), amortization of prior service costs of $(9.4) and amortization of transitional obligation of $1.7.
Supplemental Schedules of Consolidated Accumulated Other Comprehensive Income
For the years ended December 31

	2009	2008	2007

Accumulated other comprehensive income, beginning of year	$389.2	$2,071.2	$733.5
Other comprehensive income (loss), net of related income taxes	1,005.9	(1,682.0)	1,338.9
Cumulative effect adjustment in respect of uncertain income tax positions	—	—	(1.2)

Accumulated other comprehensive income, end of year	$1,395.1	$389.2	$2,071.2

The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2009	2008	2007

Net unrealized gains on available-for-sale securities	$1,750.4	$761.8	$2,098.7
Net unrealized (losses) gains on derivatives designated as cash flow hedges	(111.4)	(100.6)	73.5
Pension and other post-retirement benefits [1]	(229.7)	(246.6)	(85.6)
Share of other comprehensive income of equity investees	(1.9)	—	—
Unrealized foreign exchange gains (losses) on self-sustaining foreign operations	9.8	(3.3)	6.7
Foreign currency translation adjustment	(20.9)	(20.9)	(20.9)
Cumulative effect adjustment in respect of uncertain income tax positions	(1.2)	(1.2)	(1.2)

Accumulated other comprehensive income, end of year	$1,395.1	$389.2	$2,071.2

[1]	2009 comprised of unamortized net actuarial loss of $(248.0), unamortized prior service costs of $20.1 and unamortized transitional obligation of $(1.8).
2008 comprised of unamortized net actuarial loss of $(246.2), unamortized prior service costs of $1.4 and unamortized transitional obligation of $(1.8).
2007 comprised of unamortized net actuarial loss of $(91.0), unamortized prior service costs of $8.7 and unamortized transitional obligation of $(3.3).

133 PotashCorp 2009 Financial Review	Notes to the PotashCorp 2009 Consolidated Financial Statements In millions of US dollars except share and per-share amounts
NOTE 31 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Supplemental Schedules of Consolidated Cash Flow
For the years ended December 31

	2009	2008	2007

Operating Activities
Net income	$996.1	$3,395.2	$1,061.5
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	303.7	319.1	282.8
Stock-based compensation	27.5	34.0	40.3
Loss (gain) on disposal of property, plant and equipment and long-term investments	7.7	(27.1)	7.9
(Gain on disposal) provision for auction rate securities	(115.3)	88.8	26.5
Foreign exchange on deferred income tax	(1.3)	(106.4)	52.4
Provision for deferred income tax	190.8	148.2	137.3
Undistributed earnings of equity investees	(7.1)	(165.7)	(33.7)
Derivative instruments	(62.0)	48.7	(21.1)
Other long-term liabilities	7.8	2.6	(57.9)
Changes in non-cash operating working capital
Receivables	53.3	(593.7)	(154.6)
Inventories	80.6	(324.1)	59.6
Prepaid expenses and other current assets	21.4	(23.7)	7.0
Payables and accrued charges	(613.5)	174.3	250.9

Cash provided by operating activities	889.7	2,970.2	1,658.9

Investing Activities
Additions to property, plant and equipment	(1,736.9)	(1,188.0)	(595.6)
Purchase of long-term investments	(3.2)	(445.6)	(30.7)
Proceeds from disposal of (purchase of investments in) auction rate securities	132.5	—	(132.5)
Proceeds from disposal of property, plant and equipment and long-term investments	19.4	43.2	4.5
Other assets and intangible assets	(54.1)	(46.6)	7.8

Cash used in investing activities	(1,642.3)	(1,637.0)	(746.5)

Financing Activities
Proceeds from long-term debt obligations	4,108.7	400.0	1.5
Repayment and issue costs of long-term debt obligations	(3,561.3)	(0.2)	(403.6)
Proceeds from (repayment of) short-term debt obligations	403.2	1,233.9	(67.9)
Dividends	(116.9)	(122.6)	(93.6)
Repurchase of common shares	—	(3,356.4)	—
Issuance of common shares	20.2	36.7	26.6
Income taxes related to stock-based compensation	7.1	32.7	18.4

Cash provided by (used in) financing activities	861.0	(1,775.9)	(518.6)

Increase (Decrease) in Cash and Cash Equivalents	108.4	(442.7)	393.8
Cash and Cash Equivalents, Beginning of Year	276.8	719.5	325.7

Cash and Cash Equivalents, End of Year	$385.2	$276.8	$719.5

Supplemental cash flow disclosure Income taxes paid (n)	$751.1	$677.1	$221.0

NOTE 32 COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

Shareholder Information	PotashCorp 2009 Financial Review 134
Annual Meeting
The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 6, 2010 in the Grand Salon, TCU Place, 35 — 22nd Street East, Saskatoon, Saskatchewan.
It will be carried live on the company’s website, www.potashcorp.com.
Holders of common shares as of March 11, 2010 are entitled to vote at the meeting and are encouraged to participate.
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
Ownership
On February 19, 2010, there were 1,733 holders of record of the company’s common shares.
Corporate Offices

Canada:	US:
Suite 500, 122 — 1st Ave S	Suite 400, 1101 Skokie Blvd
Saskatoon SK S7K 7G3 Phone: (306) 933-8500	Northbrook IL 60062 Phone: (847) 849-4200
Common Share Prices and Volumes
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

		Toronto Stock Exchange[1]			New York Stock Exchange
		High*	Low*	Volume	High*	Low*	Volume

2009	Q1	116.41	82.17	118,600,823	95.46	63.65	784,178,478
	Q2	135.00	95.26	78,997,282	121.36	77.14	531,709,327
	Q3	114.50	93.72	64,778,808	102.29	80.85	483,185,272
	Q4	130.00	91.07	65,168,682	124.10	83.75	454,388,084

Year 2009		135.00	82.17	327,545,595	124.10	63.65	2,253,461,161

2008	Q1	167.80	109.00	103,153,851	165.00	105.52	481,399,952
	Q2	246.29	155.03	118,100,762	241.62	150.44	725,191,906
	Q3	231.28	131.43	111,838,148	229.95	126.49	783,581,966
	Q4	142.00	61.81	165,047,982	133.44	47.54	1,153,295,676

Year 2008		246.29	61.81	498,140,743	241.62	47.54	3,143,469,500

2007	Q1	65.31	51.92	51,599,528	56.35	44.05	221,025,369
	Q2	86.21	61.02	51,480,129	80.85	52.82	220,781,704
	Q3	108.92	76.96	65,980,291	109.40	71.50	189,289,076
	Q4	148.89	94.30	67,978,612	151.90	97.36	239,545,310

Year 2007		148.89	51.92	237,038,560	151.90	44.05	870,641,459

1   Trading prices are in CDN $
Source: Thomson Reuters
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2009 Annual Report on Form 10-K.
* Data are adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007.

135 PotashCorp 2009 Financial Review	APPENDIX
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
Information in the preparation of this annual report is based on statistical data and other material available at February 19, 2010.
Footnotes, Sources and Abbreviations
Footnotes

1	PotashCorp % of World Capacity	Source: Fertecon, British Sulphur, PotashCorp
2	# of Producing Countries	Source: Fertecon
3	% of Government Control	Source: Fertecon, British Sulphur, PotashCorp
4	Greenfield	Definition: New operation built on undeveloped site
5	Time for Greenfield (including ramp-up)	Source: Fertecon, PotashCorp
6	Cost of Greenfield	Source: Fertecon, AMEC, PotashCorp
Abbreviated Company Names and Sources*

Agrifos	Agrifos Fertilizer Inc., USA
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue, Johnson	Blue, Johnson & Associates, USA
British Sulphur	British Sulphur Consultants, UK
Canadian National	Canadian National Railway Co. Railway (TSX: CNR, NYSE: CNI), Canada
Canpotex	Canpotex Limited, Canada
CBOT	Chicago Board of Trade, USA
CF Industries	CF Industries, Inc. (NYSE: CF), USA
CP Rail	Canadian Pacific Railway (TSX: CP), Canada
Doane	Doane Advisory Services, USA
EIA	Energy Information Administration, USA
FAI	Fertilizer Association of India, India
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
I FA	International Fertilizer Industry Association, France
IMF	International Monetary Fund, USA
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA
Intrepid	Intrepid Potash (NYSE: IPI), USA
IPNI	International Plant Nutrition Institute, USA

K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
Mississippi Phosphates	Mississippi Phosphates Corporation, USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCP	Office Cherifien des Phosphates, Morocco
OMS	Overseas Marine Service, USA
PhosChem	Phosphate Chemicals Export Association, Inc., USA
Silvinit	JSC Silvinit, Russia
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE, 0297. HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Terra	Terra Industries, Inc. (NYSE: TRA), USA
TFI	The Fertilizer Institute, USA
Togliatti	OAO Togliatti Azot, Russia
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali (LSE and RTS: URKA), Russia
USDA	US Department of Agriculture, USA
Vale	Companhia Vale do Rio Doce (Bovespa: Vale), Brazil
Yara	Yara International (Oslo: YAR), Norway

* Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.
POTASHCORP 2009 FINANCIAL REVIEW   135

APPENDIX	PotashCorp 2009 Financial Review 136
Terms and Measures
Glossary of Terms

2009E	2009 Estimate
2010F	2010 Forecast
CAGR	Compound Annual Growth Rate
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium).
Consumption vs Demand	Product applied vs product purchased
FOB	Free on Board — cost of goods on board at point of shipment
FSU	The former Soviet Union
GDP	Gross Domestic Product
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied Natural Gas
MMBtu	Million British thermal units
MMT	Million tonnes
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the US.
Operational Capability	Estimated annual achievable production level.
PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp and Mosaic. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
State- or Subsidy-Controlled Production	State-controlled: Operational control in the hands of the state Subsidy-controlled: The state provides subsidies which control the economic viability of the operation
Scientific Terms

Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HN03	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P205 (liquid)
	DAP	diammonium phosphate, 46% P205 (solid)
	MAP	monoammonium phosphate, 52% P205 (solid)
	SPA	superphosphoric acid, 70% P205 (liquid)
	Monocal	monocalcium phosphate, 48.1% P205 (solid)
	Dical	dicalcium phosphate, 42.4% P205 (solid)
	DFP	defluorinated phosphate, 41.2% P205 (solid)
	STF	silicon tetrafluoride
Potash	KCI	potassium chloride, 60-63.2% K20 (solid)

Fertilizer Measures

K20 tonne	Measures the potassium content of fertilizers having different chemical analyses
P205 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

Currency Abbreviations

CDN	Canadian dollar
EUR	Euro
JOD	Jordanian dinar
NOK	Norwegian krone
RUB	Russian ruble
USD	United States dollar

136   POTASHCORP 2009 FINANCIAL REVIEW

fact
global development is the driver of our company
Our fertilizer products help farmers across the globe provide the rising world population with the nutritious food it needs and wants. While buyers of our products hesitated in difficult and uncertain economic conditions, we believe meeting the long-term rising requirement for food depends on fertilizer. Farmers must replenish their soils each year and we are ensuring PotashCorp will be able to provide the fertilizers – especially the potash — they need, today and tomorrow.
We believe fulfilling our responsibility to help feed the world also serves the stakeholders who have put their trust in us. And that’s another simple fact.

fact
there’s more online
PotashCorp2009AR.com