Form 10-K, Exhibit 13
period 2010-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2011-02-25
CIK 855931

Exhibit 13

The Next Stage of Growth
2010 Financial Review Annual Report

Inside:

Introduction
CEO Letter	2
Key Financial Results	5
Comparison to Peers	7

Management’s Discussion & Analysis
The Basics: Global Development Story	8
Overview of Our Nutrients	10
Six Keys to Understanding Our Business	11
Factors That Shaped Our Business in 2010	14
2011 Outlook	17

Potash
Understanding the Potash Business	19
Our Potash Business	20
Our Potash Strategy	21
Our Potash Advantage	23
Our Capability to Deliver	24
Risks to Our Potash Business	25
Potash Results and Performance	26

Phosphate
Understanding the Phosphate Business	29
Our Phosphate Business	30
Our Phosphate Strategy	30
Our Phosphate Advantage	30
Our Capability to Deliver	31
Risk to Our Phosphate Business	31
Phosphate Results and Performance	32

Nitrogen
Understanding the Nitrogen Business	35
Our Nitrogen Business	36
Our Nitrogen Strategy	37
Our Nitrogen Advantage	37
Our Capability to Deliver	37
Risk to Our Nitrogen Business	37
Nitrogen Results and Performance	38

Key Performance Drivers	41
Rewarding Results	43
Risk Management	45
2010 Financial Overview	47
Expenses & Other Income	49
Quarterly Results	52
Key Earnings Sensitivities	54

Financial Structure
Financial Condition Review	54
Liquidity & Capital Resources	55
Capital Structure & Management	58
Market Risks	60
Related Party Transactions	60
Critical Accounting Estimates	60
Recent Accounting Changes, Adoption of IFRSs	65
Forward-Looking Statements	78
Non-GAAP Financial Measures	78
11 Year Report	79

Financials
Financial Performance Indicators	80
Management’s Responsibility for Financial Reporting	83
Independent Registered Chartered Accountants’ Reports	84
Consolidated Financial Statements	86

Shareholder Information	142
Appendix	143

Financial data in this report are stated in US dollars unless otherwise noted.
Share and per-share data have been adjusted to reflect our three-for-one stock split in February 2011.

The Next Stage of Growth

After a period of global economic uncertainty, we at PotashCorp believe the world’s attention has returned to the long-term challenge of meeting rising demand for food. The crop nutrient requirements to fulfill this need are expected to fuel the next stage of growth for our products. As the world’s largest fertilizer company by capacity, with the majority of brownfield potash expansions under construction, we believe we are uniquely positioned to deliver on this opportunity.

Learn more online: PotashCorp2010AR.com watch for Keywords to guide you

Now available
Financial Review Annual Report
A comprehensive guide to our 2010 financial performance, strategies, risks and outlook
Now available
Summary Accountability Report
A snapshot of our progress toward achieving our five key organizational goals
Spring 2011
Online Sustainability Report
Insights on our company’s environmental, social, economic and governance performance
Summer 2011
Overview of PotashCorp and Its Markets
Key market factors that influence our strategies and business prospects
Visit PotashCorp.com to view our four annual publications, plus our 10-K, Proxy Circular and more.

CEO Letter FEBRUARY 22, 2011
William J. Doyle,
President and Chief Executive Officer
Opportunity Awaits
One of the joys of our business is speaking with farmers and fertilizer dealers on the front lines of food production.
For more than two decades, the people who rely on our products have provided us with a first-hand look at the challenges and opportunities of feeding a growing world. This important perspective has helped shape our strategies and strengthened our conviction that our long-term focus will maximize the value of the resources that have been entrusted to us.
When the global recession led to a severe decline in fertilizer demand in 2009, some questioned the outlook for our business. However, we remained steadfast in our belief that food requirements would transcend short-term economic shifts and that growth in demand for our nutrients would return. Our confidence was, and is, rooted in the ever-increasing need for food and the science of crop production.
We know that people in emerging nations have expectations of more nutritious food and a desire for a higher standard of living; that the need to increase food production is growing, not diminishing; and that fertilizer will play a vital role in helping produce enough food to meet greater demand. The drivers of our business have not weakened. We believe they are more compelling than ever.
Over the course of 2010, uncertainty about economic issues was eclipsed by the reality that food consumption never stops. Rising demand put pressure on world supplies of grains and oilseeds, a situation exacerbated by reduced nutrient levels in soils and uncooperative weather in some growing regions. Prices for many crop commodities approached or surpassed record levels amid calls for increased production and solutions to food inflation.

2 PotashCorp 2010 Financial Review

The Next Stage of Growth
is fueled by the need to increase global crop production
Restoring global grain supplies while meeting rising food demand is a continuing challenge that requires a sustained commitment to increase food production. We believe this rising need will provide farmers with the ongoing incentive to invest in the fertility of their soils. Given this favorable long-term outlook, we see optimism returning to the agriculture industry, bringing with it renewed understanding of the importance of our business.
Like farmers and fertilizer buyers, PotashCorp is committed to being part of the food solution. Your company can make a difference in homes and fields around the world.
A Transition to Stronger Performance
The improvement in agricultural fundamentals not only reinforced the long-term outlook for our business, it enabled us to deliver strong performance in 2010.
Higher sales volumes — primarily in potash — and an improved pricing environment for all three nutrients helped generate earnings of $1.98 per share (after adjusting for our three-for-one stock split in February 2011). This is an 83 percent increase over the previous year. These earnings were the second highest in our history, trailing only 2008, a year that capped a half-decade of record performance prior to the economic downturn.
Combined, our nutrients provided our second-highest gross margin ever, $2.6 billion — with $1.8 billion from potash, our core nutrient.
Potash sales grew to 8.6 million tonnes, including a fourth-quarter record 2.4 million tonnes. By the end of the year, we were operating at record production levels to keep pace with demand.
We view the improved results for 2010 as an important step forward and a hint of what we believe can be achieved in the years ahead.
In the midst of this improving environment, we received an unsolicited offer from BHP Billiton to purchase all of PotashCorp’s outstanding common shares for $43 per share (post-split). We considered the offer inadequate, opportunistic and timed in a way that would deprive our shareholders of the opportunity to participate in our next stage of growth. Our share price remained well above the bid, even after the offer was withdrawn in November — and we believe this reflects investors’ understanding of PotashCorp’s significant earnings potential.
The Next Stage of Growth
Over decades, PotashCorp has assembled world-class assets in potash, phosphate and nitrogen, following strategies designed to maximize their value in the environment we are entering.
While all three nutrients are important to our success, we believe potash represents the greatest opportunity to generate increased value in the years ahead.
We are the world’s largest producer of this essential nutrient, which has long been under-utilized in many developing countries. We expect demand to grow as farmers work to improve the nutrient balance in their soils and fertilizer dealers restock a supply chain depleted during the economic downturn.
Building on the significant 2010 rebound, we entered 2011 with potash demand rising, global supply tightening and prices increasing. Global potash demand is projected to rise to 55 million tonnes in 2011, with the potential to reach 60 million tonnes if farmers and

PotashCorp 2010 Financial Review 3

“The growing demand for potash is more than just a next-year story or a one-time event.”
dealers move quickly to secure supply. This is expected to challenge the industry’s operational capability, estimated at 61 million tonnes.
This growing demand is more than just a next-year story or a one-time event. The world needs long-term solutions to improve crop production – and increasing potash applications will be a necessary part of the equation.
The needs of a hungry world require potash producers to be ready for the next stage of growth. As recently as 2007, global demand had tested the industry’s production limits. Many producers have taken steps to increase their operational capabilities, with PotashCorp responsible for the majority of new capacity. However, there are limitations on how much and how quickly new production can be added.
This means operating rates are likely to remain high for years, as building new greenfield capacity requires billions of dollars of capital up front and takes years of planning, construction and ramp-up before full production is available.
While these are challenges for newcomers to the business, they can be significant competitive advantages for those able to increase production efficiently and in a timely manner. This is why we believe PotashCorp has an unmatched opportunity in the years ahead.
Beginning in 2003, we committed to CDN $7.3 billion in capital investments in our potash operations in Saskatchewan and New Brunswick. These brownfield expansions are expected to increase our annual operational capability to 17.1 million tonnes by 2015, nearly double what we could produce when we initiated them. More than half of the expansion capital has been spent and much of the construction is completed or in progress.
We expect to bring on our new capacity as demand grows, making our unique strengths more pronounced and seeking to generate greater value for shareholders as we serve the needs of the world’s farmers.
Our large, low-cost operations also provide unique leverage to drive our earnings as potash demand grows, with opportunity for higher prices, increased sales volumes and lower per-tonne production costs. We also become more valuable to the world’s potash buyers, as we can meet their needs for increased supply.
Our investment was not in building new capacity alone. In late 2010, we invested in the company’s future growth with a $2 billion share repurchase program – the fourth in our history. We quickly executed this buyback by purchasing the equivalent of 42.2 million shares (post-split) at an average price of $47 per share (post-split). We moved further to reward the owners of our company by more than doubling our dividend in 2011. These moves were designed to provide our long-term investors with a greater opportunity to benefit as demand for our products grows.
Delivering on Our Promise
PotashCorp’s ability to deliver superior returns to investors has always depended on the positive and mutually beneficial relationships we’ve been able to build with all stakeholder groups that have a vital interest in our success.
As always, the skill and dedication of our employees – more than 5,400 strong around the world – were the key to another year of solid operating and financial performance. Our people exemplify the best attributes of our company every day, including an unwavering commitment to health and safety that extends to their fellow employees and contractors, the communities that host our operations and the environment we are responsible for protecting. Once again, our employees raised the bar in 2010, achieving record safety and environmental performance that included lowering our recordable injury rate and number of environmental incidents. We are proud of these ongoing efforts.
Five members of our senior management who have contributed significantly to PotashCorp’s success have retired in the past year or will soon move on. Jim Dietz, Jane Irwin, Tom Regan, Karen Chasez and John Hunt have all been strong players on our team, and we will miss them. However, opportunities have been created for other members of our team, with each position filled from the bench strength within our company.
We continue to build strong business partnerships and healthy relationships with our communities, knowing they are a vital part of our ability to operate successfully. We continue to invest both time and money to help make all our communities rewarding places to live and work.
As we have learned from farmers and customers around the world, patience and good stewardship are necessary to ensure significant growth that is also sustainable. Since we became a publicly traded company in 1989, we have strived to maintain those qualities.
We are grateful for your support and continued investment in PotashCorp. We look forward to the next stage of growth and continued strong performance in 2011 and for years to come.
William J. Doyle
President and Chief Executive Officer
4 PotashCorp 2010 Financial Review

Key Financial Results

($ millions, except per-share data)	2010	2009	2008	2007	2006

Financial Position
Current assets	2,139.9	2,271.7	2,267.2	1,811.3	1,310.2
Property, plant and equipment	8,062.7	6,413.3	4,812.2	3,887.4	3,525.8
Other long-term assets	5,416.7	4,237.2	3,169.4	4,017.9	1,381.0

Total assets	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0

Current liabilities	3,191.8	1,577.4	2,623.4	1,001.9	1,103.5
Long-term debt	3,707.2	3,319.3	1,739.5	1,339.4	1,357.1
Other long-term liabilities	1,916.1	1,585.7	1,350.8	1,381.1	1,001.0
Shareholders’ equity	6,804.2	6,439.8	4,535.1	5,994.2	2,755.4

Total liabilities and shareholders’ equity	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0

Financial Results
Sales	6,538.6	3,976.7	9,446.5	5,234.2	3,766.7
Gross margin — Potash	1,796.0	730.4	3,055.5	912.3	561.1
Gross margin — Phosphate	319.2	92.4	1,067.9	433.7	84.6
Gross margin — Nitrogen	509.8	191.8	737.4	536.1	315.6

Total gross margin	2,625.0	1,014.6	4,860.8	1,882.1	961.3

Net income	1,806.2	980.7	3,465.9	1,104.0	606.9
Net income per share — diluted (post-split)	1.98	1.08	3.64	1.13	0.63
Cash provided by operating activities	2,999.0	923.9	3,013.2	1,688.9	696.8
Additions to property, plant and equipment	1,978.3	1,763.8	1,198.3	607.2	508.6

Gross Margin Contributors

Keyword: Financial
PotashCorp 2010 Financial Review 5

[1]	See reconciliation and description of non-GAAP measures on Pages 80-82

*	Earnings Before Interest, Taxes, Depreciation and Amortization
Source: PotashCorp
6 PotashCorp 2010 Financial Review

Comparison to Peers
Peers in Our Industry
In our efforts to achieve the highest sustainable results for our shareholders, management evaluated our 2010 performance against our peers in the fertilizer sector. Some of the key metrics tracked are set out on this page.
Comparability of peer information
This information is included for comparison only. All peer group financial information included in the performance summary was obtained from Bloomberg and publicly available reports published by the respective companies. We have not independently verified and cannot guarantee the accuracy or completeness of such information.
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
Note: Results may contain one-time and other special items, such as gain on sale of Fosfertil interests for Mosaic ($687 million) and Yara ($575 million).
Note: Intrepid was not publicly traded at the start of the period.

Source: Bloomberg

*	Capital expenditures = additions to property, plant and equipment

[1]	Year ended December 31, 2010

[2]	Most recent four fiscal quarters ended November 30, 2010

[3]	Most recent four fiscal quarters ended September 30, 2010

[4]	Most recent two fiscal halfs ended June 30, 2010
PotashCorp 2010 Financial Review 7

Management’s Discussion & Analysis
of Financial Condition and Results of Operations (in US Dollars)
The following discussion and analysis is the responsibility of management and is as of February 22, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
All references to number of PotashCorp shares, share prices and earnings per share reflect the three-for-one stock split effective February 2011. Please refer to Note 33 (Page 141) of the Consolidated Financial Statements for further information regarding this stock split.
The Basics: Global Development Story
Rising world population, rapid economic growth in developing countries and the subsequent desire for more and better food form the foundation for our growth story. While it is a vital and positive change that more people across the globe are improving their diets, it creates a challenge for farmers. More food must be produced with the limited land and water resources available. The science of food production demonstrates that proper fertilization is necessary to feed a growing world, and this need drives the prospects for our business.
Countries with rising populations are also gaining economic strength
It is a simple reality: global food demand rises with each new person on Earth. Today, farmers need to grow enough to feed approximately 6.9 billion people, but within the next 40 years, their fields will have to feed more than 9 billion, according to United Nations estimates. That means at least 30 percent more food will have to be grown to ensure the rising population maintains the current average level of nutrition per person.
Add to this the multiplier effect of improving diets and by 2050, global food needs are expected to be 70 percent greater than today. The projected growth in population will likely take place mainly in developing nations such as China and India, the countries that have led global economic growth in recent years. Their economies are expected to continue to thrive, enabling them to move toward attaining the same protein- and nutrient-rich diets that people in developed countries have enjoyed for decades. These factors are expected to be a powerful driver of food demand for years to come.
Keyword: Our Business
8 PotashCorp 2010 Financial Review

rising populations  +  improving diets  =  need for more food and fertilizer
Rising demand strains grain supplies
Demand for food, one of the most basic human needs, has risen steadily for decades and, within the context of the global development story, shows no sign of slowing. Add to that industrial demand for grains, including biofuels to feed the world’s growing thirst for alternative energy sources, and global grain supplies continue to face significant pressure. Production in 2010 failed to keep pace with demand for the seventh time in 11 years, drawing grain stocks down by nearly 25 percent over this period. These pressures drive the inescapable need for food production to increase on a sustainable basis.
Fertilizer is needed more than ever
As population grows and urban and industrial land uses expand, forecasts suggest that barely 0.2 hectares of arable land per person —approximately 30 percent less than levels just three decades ago —will be available for animal and crop production by 2020. The demands on that land continue to increase and each hectare must become more productive. While quality seeds and other modern agricultural techniques will be crucial to meeting this challenge, research has shown that more than 40 percent of food production can be attributed to proper fertilization.
Improved fertility practices are particularly important in developing countries, where many farmers do not apply fertilizer at scientifically recommended levels. This is especially true of potash, which works synergistically with nitrogen and phosphate but has historically been under-applied relative to them. Farmers in these countries apply more than four times as much nitrogen relative to potash, while the ratio in developed nations is approximately 3:1. As a result, yields in developing nations are about 50 percent of those in the developed world. Pressure to produce more food in the years ahead is expected to make fertilizer — especially potash — increasingly important.
PotashCorp 2010 Financial Review 9

Overview of Our Nutrients

Potash
How Produced:
Mined from evaporated sea deposits
How Used:
Fertilizer:
Improves root strength and disease resistance, enhances taste, color and texture of food
Feed:
Aids in animal growth and milk production
Industrial:
Used in food products, soaps, water softeners, de-icers and drilling muds

Phosphate
How Produced:
Mined from ancient sea fossils
How Used:
Fertilizer:
Aids in photosynthesis, speeds crop maturity
Feed:
Assists in muscle repair and skeletal development
Industrial:
Used in soft drinks, food additives and metal treatments

Nitrogen
How Produced:
Synthesized from air using steam and natural gas or coal
How Used:
Fertilizer:
Builds proteins and enzymes, speeds plant growth
Feed:
Essential to RNA, DNA and cell maturation
Industrial:
Used in plastics, resins and adhesives

2010	2010	2010

Share of Gross Margin	Share of Gross Margin	Share of Gross Margin
68.4%	12.2%	19.4%

Sales Volumes by Segment	Sales Volumes by Segment	Sales Volumes by Segment

Sales Volumes by Region	Sales Volumes by Region	Sales Volumes by Region

10 PotashCorp 2010 Financial Review

Six keys to Understanding Our Business

1 The World Needs More Fertilizer — We Have More Than Anyone
Our business is driven by a growing world population and improving diets. Never have global food requirements been so large, or farmers faced such an enormous challenge to keep pace with the ever-increasing demands for more and better food. Fertilizer is one of the crucial tools in meeting this challenge, and this is expected to fuel an exciting new stage of growth in demand for our life-giving products and substantial earnings potential for our company.
We believe PotashCorp plays an important role in the global food solution. While we produce a broad range of animal feeds and products for industry, fertilizer — which made up more than 70 percent of our sales volumes and almost 80 percent of our gross margin in 2010 — is the primary focus of our company and the driver of our growth. As the world’s largest fertilizer enterprise by capacity, built on world-class potash resources, high-quality phosphate and nitrogen assets and strategic offshore potash-related investments, we make products that help increase and improve the world’s food supply.
2 We Consider Potash The Best Fertilizer Business
We have built our company with a focus on potash because we believe this business has the greatest advantages among the three major crop nutrients.
First, growth in demand for potash outpaced that for the other nutrients over the 15 years prior to the economic downturn of 2008/09, and is expected to continue to grow the fastest because it has historically been under-applied compared to phosphate and nitrogen. We expect the growth in demand, particularly in developing nations where crop yields are limited by ongoing soil nutrient imbalances, will underpin the potash business for the foreseeable future.
Second, the potash business has structural and market advantages. Potash is the rarest of the three nutrients and there are no known substitutes for it. Production occurs in only 12 countries and almost half of the known global reserves are located in the Canadian
A Comparison View of Our Nutrients

	Potash (KCl)	Phosphate (P2O5)	Nitrogen (NH3)

PotashCorp % of World Capacity [1]	20% (#1 in world)	5% (#3 in world)	2% (#3 in world)
# of Producing Countries	12	~ 40	~ 60
Raw Material Cost Volatility	Low	Moderate-High	Low-High
% of Government Control	20%	52%	40%
Time for Greenfield (including ramp-up)	Minimum 7 years [2]	3-4 years	3 years
Cost of Greenfield (excluding infrastructure)	CDN $4.1 billion [2] 2 million tonnes KCl	US $1.6 billion [3] 1 million tonnes P2O5	US $1.6 billion [4] 1 million tonnes NH3
Cost of Greenfield (including infrastructure)[5]	CDN $4.7-$6.3 billion 2 million tonnes KCl	US $2.1-$2.3 billion 1 million tonnes P2O5	US $1.7-$1.9 billion 1 million tonnes NH3

[1]	Based on nameplate capacity, which may exceed operational capability (estimated annual achievable production level)

[2]	Estimated time and cost for a conventional greenfield mine in Saskatchewan

[3]	Phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant

[4]	Ammonia/urea complex

[5]	Includes rail, utility systems, port facilities and, if applicable, cost of deposit

Source: Fertecon, CRU, AMEC, PotashCorp
Keyword: Our Business
PotashCorp 2010 Financial Review 11

The Next Stage of Growth
is built on proven long-term strategies
province of Saskatchewan. Barriers to entering the industry are high: bringing a greenfield conventional mine to production requires significant upfront and continuing capital investment and, we believe, would take at least seven years for development of a 2-million-tonne mine. We believe that new supply — outside of brownfield projects already announced at existing mines — is limited by these barriers of time and capital, making our potash assets inherently more valuable.
3 Potash Is the Core of Our Business
Potash is where we began and is still the heart — as well as the name — of our company. Historically, potash has been the biggest contributor to our earnings. With six large, low-cost mines in Saskatchewan and New Brunswick, plus mineral rights at another Saskatchewan mine, we are the world’s largest producer by capacity.
We seek to add depth and value to our global potash position through our investments in offshore potash-related businesses: Arab Potash Company Ltd. (APC) in Jordan, Israel Chemicals Ltd. (ICL) in Israel, Sociedad Quimica y Minera de Chile S.A. (SQM) in Chile and Sinofert Holdings Limited (Sinofert) in China.
4 Our Strategies Focus on Earnings Growth and Quality
For more than two decades, we have followed strategies that emphasize earnings growth and attempt to reduce volatility, with a focus on maximizing long-term value for our shareholders.
Growth with reduced volatility enhances earnings quality in potash
We recognize potash as our best investment since we believe it is where we have the greatest opportunity to increase volumes and margins over the long term. As a result, we take a Potash First approach, a strategy that focuses on enhancing our growth potential through expansion projects and growing our positions in our equity investments.
To protect the value inherent in our potash enterprise, we have followed a strategy of matching our production to market demand, which helps to reduce volatility during difficult markets. We believe this strategy is imperative to our success as a company and helps protect the long-term value of our resource.
Phosphate and nitrogen add value and strength
We believe our world-class phosphate and nitrogen businesses add significantly to PotashCorp’s value. Not only do they allow us to serve our customers with a full complement of fertilizer products but we believe our unique strengths and strategies in each of these nutrients lead to higher margins and less cyclicality.
In phosphate, we utilize our high-quality rock to produce a flexible range of products that allows us to capitalize on changing market conditions. As the most diversified global phosphate company, we emphasize the products that offer the best returns with the least volatility.
In nitrogen, we leverage our delivered cost advantage to the large US market. We focus on supplying industrial products, as demand for them has historically been less seasonal than fertilizer and transportation costs can be minimized, relative to other producers.

12 PotashCorp 2010 Financial Review

Unique attributes support our vision and strategy
In addition to our strategies, we have strong internal assets that enable us to deliver on our value proposition:
•	An experienced management team that can conceive, develop and implement long-term strategies and commit the company to them;

•	A skilled and productive workforce, motivated sales teams and an extensive transportation network to serve our target markets;

•	Substantial cash flow, which is both the result and the cause of our success.
5 We Are Uniquely Positioned to Benefit From Rising Demand for Potash
Investing in our capacity, investing in our future
With more existing potash capacity and brownfield expansion projects under construction than any other global producer, we believe PotashCorp is uniquely positioned to capitalize on the expected growth in demand. We can bring on needed capacity in less time and at less cost than developing a greenfield mine. Our annual potash operational capability is expected to reach 17.1 million tonnes when ramp-up of all our announced projects is complete in 2015, almost twice what it was in 2005 when we completed construction on the first expansion project.
These projects reflect our conviction that strong economies in developing nations and rising world population will continue to drive demand for more and better food. We expect that fertilizer – especially potash – will play a vital role in meeting that demand, and believe we are uniquely positioned to supply this need.
Returning value to shareholders
Beyond this investment in expanding our potash productive capability, we seek to allocate our cash in ways that provide the best long-term return to our shareholders, with the goal that cash flow returns exceed the cost of capital. In 2010, as in past years, we saw an opportunity to take advantage of our expected strong future cash flow and return value to shareholders by investing in our own company through a share repurchase program. We spent $2 billion to buy back the equivalent of 42.2 million shares (post-split) at an average cost of $47 per share (post-split). We expect the value of this investment in our company will be reflected over time. Since we became publicly traded in 1989, we have declared dividends every quarter; in 2010, they totaled $117.7 million. In January 2011, we announced that our dividend would be more than doubled.
6 Our Core Values Are Ingrained in All We Do
Our core values guide the way we do business, extending our responsibilities beyond financial performance and outside the walls of our facilities. We strive to build support and understanding among stakeholders, focus on creating long-term value for our shareholders, deepen our relationships with customers and improve quality of life for our employees and the communities in which they live and work.
There are no silos in our business; everything we do is interconnected. We understand that by keeping our people and environment safe, helping our communities thrive, engaging our employees and meeting the needs of our customers, we will be more profitable over the long term. By remaining profitable, we are able to generate value for our stakeholders. All this grows out of our core values and is part of all we do.

PotashCorp 2010 Financial Review 13

Factors That Shaped Our Business in 2010
1 Agriculture
Thriving economies in developing countries drove rising demand for agricultural products
Led by strong growth in developing countries, the global economy continued its recovery from the economic downturn. This was highlighted by rapid expansion in the world’s most populous countries, China and India, where GDP grew by approximately 10 percent. With the drivers of population and income growth in developing countries solidly in place, global grain and oilseed demand grew by 2.8 percent in 2010, well above the 1.6 percent annualized rate over the past 20 years.
Despite third-largest crop produced, record demand tightened grain supplies
The year began cautiously in agriculture as many market observers considered grain supplies adequate to meet world needs. This mindset changed quickly by mid-year, as grain markets tightened due to catalysts that affected both demand and supply. Demand was supported by record US domestic corn consumption and the first meaningful volumes of Chinese corn imports since the 1995/96 crop year. Grain supply was affected when severe droughts in Russia and Ukraine led to restricted exports, and less-than-ideal summer weather and reduced soil fertility lowered US corn yields by more than 7 percent from 2009.
As a result, USDA estimates of global grain ending stocks for the 2010/11 crop year declined steadily throughout the year. Despite the third-highest global grain production on record, ending inventories declined by more than 60 million tonnes, leaving world stocks-to-use at 18.6 percent, well below the historical average of approximately 25 percent.
Significant rise in crop prices and margins encouraged efforts to increase production
Tighter grain supplies pushed prices for crop commodities up sharply in the second half of the year from levels that were already above historical averages. In the US, record net cash farm income was realized and agricultural sector growth far exceeded that of the broader economy. Prices for many crops produced worldwide approached record levels, driving crop returns up significantly. Farmers facing fall fertilizer decisions, and those in the Southern Hemisphere during their primary application season, had significant incentive to increase planted area and yield potential, leading to a surge in demand for fertilizer products.
Keyword: Our Business
14 PotashCorp 2010 Financial Review

2 Potash
Strong recovery in demand in most major markets
Potash markets recovered sharply following 2009’s record decline. With the exception of China, where adverse weather affected fertilizer application in the primary planting season, demand in major markets neared pre-economic crisis levels. Global potash shipments rose by nearly 80 percent in 2010 to approximately 52 million tonnes. In response, industry operating rates increased to more than 85 percent of estimated capability, compared to approximately 50 percent the previous year.
Depleted inventories, renewed demand tightened market and pushed up prices
During the first half of the year, demand for potash was uneven as global distributors continued to exercise caution and purchased primarily to meet immediate needs. The perception of high producer inventories and lack of consistent buyer engagement limited momentum in spot market pricing. As farmer demand accelerated in the second half, the combination of depleted distributor supplies and reduced production resulting from normal summer maintenance shutdowns tightened the market. By the end of the year, North American producer inventories had been drawn down by 35 percent from the end of 2009.
The supply of granular potash was especially tight due to strong demand in the US and Brazil, and North American prices rose first, beginning in September. Offshore spot market price increases started to take hold near the end of the year. Despite strong demand, we believe distributor inventories remained well below historical levels as most of the product purchased went directly to the field for application.
JR Voykin, Electrical Instrumentation General Foreman shows how modern technology and human skill work together at Patience Lake.
PotashCorp 2010 Financial Review 15

3 Phosphate
Strong demand, led by the US and India, sharply tightened global supply
Global demand for solid phosphates rose 8 percent in 2010 on growth in major markets such as India and the US. India imported a record 7.6 million tonnes of DAP and entered into long-term supply agreements with several offshore suppliers, including PhosChem, to meet its increasing requirements. With India securing record volumes and US demand surging in the second half due to strong crop economics, the phosphate market quickly tightened. US producer inventories fell to record low levels as domestic production was challenged to meet demand.
Demand-driven market supported higher prices
Due to strong demand and tightened supplies, spot prices for phosphate products rose, with Tampa DAP increasing by more than 50 percent during the year. Rising prices for key inputs, which include phosphate rock, sulfur and ammonia, provided additional support for phosphate prices. Input cost increases were more than offset by higher product prices, resulting in improved profitability for producers as the year progressed.
4 Nitrogen
Both industry and agriculture raised their nitrogen purchases
Global demand for ammonia increased by 3 percent, driven by continued growth in fertilizer use and a recovery in industrial markets. US demand increased by more than 13 percent and, with most domestic suppliers already operating near full capacity, was met primarily by increased imports.
Lower-cost producers benefited from higher prices
US nitrogen producers benefited as the development of shale gas supply continued to support relatively low US natural gas prices in 2010, with NYMEX prices averaging $4.44 per MMBtu. This compared favorably to Ukraine gas prices and Western European oil-linked contract prices that rose to $7.20 and $9.80 per MMBtu, respectively. Natural gas and coal prices increased in China, raising delivered costs for this urea-exporting country.
With higher gas prices in some major producing regions, strong demand and limited new capacity additions, prices for nitrogen increased during the year, improving margins for lower-cost suppliers.
16 PotashCorp 2010 Financial Review

2011 Outlook
1 Agriculture
With some governments attempting to lessen their economic stimulus and high levels of debt and unemployment continuing to challenge many developed countries, global GDP growth is expected to be lower than in 2010 but still above the long-term average. Developing economies are projected to grow at more than 6 percent and world population to approach 7 billion, so global demand for grain and oilseeds is expected to increase by a historically strong 3 percent.
After a significant shortfall in 2010, global grain production needs to rise by more than 5 percent — nearly 100 million tonnes — in 2011 to meet projected demand. Historically, it has increased by approximately 2 percent annually; therefore, we see potential for further tightening in global grain markets.
With grain supplies likely to be tight, we expect the favorable crop pricing environment to continue, encouraging farmers to increase seeded area where possible and maximize yield potential by enhancing soil fertility. Given these strong incentives and the need to compensate for reduced applications during the economic downturn, the International Fertilizer Industry Association projects global fertilizer consumption will increase by almost 4 percent in 2011.
2 Potash
After the record decline in 2009 and significant recovery in 2010, we believe the factors are in place for the next stage of growth in potash demand. With a highly supportive pricing environment for global agriculture commodities and a potash supply chain that has yet to be restocked, we expect demand to increase from approximately 52 million tonnes in 2010 to 55-60 million tonnes in 2011. The lower end of the range is in line with the long-term consumption trend line and the higher could be reached if farmers and fertilizer dealers move more aggressively to replenish depleted inventories in the soil and supply chain.
North American demand recovered to near historical highs in 2010 and we expect it to remain strong at approximately 10 million tonnes in 2011. Latin American farmers are among the world’s most market-oriented growers and, with record or near-record prices for a wide range of crops grown in this region, demand is projected to increase to around 10 million tonnes. This includes record demand in Brazil, which is expected to import approximately 7 million tonnes. With reduced domestic inventories and an anticipated return to pre-downturn consumption of around 11 million tonnes, China’s imports are projected to rise to 7-7.5 million tonnes. India has made significant strides in recent years to begin improving its potash application imbalance and continued strong growth in demand is expected, with imports of approximately 6.5 million tonnes. Solid returns for crops such as oil palm, rice, fruits and vegetables are supporting demand in other Asian countries, where imports are projected at around 6.5 million tonnes.
Keyword: Our Business
PotashCorp 2010 Financial Review 17

We estimate that global operational capability will be approximately 61 million tonnes in 2011. Based on our forecast of world demand, we expect operating rates to exceed 90 percent of operational capability. With a tight market projected, we believe North American prices will remain strong and anticipate offshore price increases during the year.
3 Phosphate
Phosphate fertilizer demand is expected to increase by 5 percent in 2011. India’s solid phosphate imports surged in 2010, and its demand is expected to remain strong, while Latin American imports are forecast to increase by 12 percent. US domestic demand is projected to be similar to 2010 levels.
Limited new capacity is anticipated, with the Ma’aden project in Saudi Arabia delayed until at least the second half of 2011 and major commercial production not expected from it until 2012 at the earliest. China has shortened its low export tax period for DAP/MAP to four months from June through September, which could reduce its exports by 2-2.5 million tonnes. With US producer inventories historically low entering 2011, phosphate markets are expected to remain tight through the first half of the year.
Non-integrated producer costs are expected to increase due to higher prices for phosphate rock and phosphoric acid. US sulfur supply is likely to remain tight as refineries produce oil with lower sulfur content and increased prilling capacity for sulfur has provided offshore sales alternatives. Forecasts suggest that costs for both sulfur and ammonia will remain above historical levels.
The combination of tight projected supply and higher raw material costs is expected to support phosphate product prices in 2011.
4 Nitrogen
Global demand for ammonia is forecast to rise by approximately 4 percent in 2011, above the historical growth rate for this nutrient. US corn acres could approach record levels, which is supportive for spring nitrogen application.
Nitrogen producers in the US and Trinidad are expected to maintain a favorable cost position over those in Ukraine and Western Europe. Average Ukrainian producer natural gas prices are projected to increase to approximately $9 per MMBtu. Stronger oil prices have raised Western European producers’ contract gas prices, which are expected to exceed $11 per MMBtu in 2011.
While there is potential for typical seasonal weakness in demand after the spring season, the combination of lower Chinese urea exports due to a restricted low-tax export period and higher gas prices in Ukraine and Western Europe is expected to support the world nitrogen market.
18 PotashCorp 2010 Financial Review

Potash

#1
World’s leading producer with
20 percent of global capacity
           52%
           Increase in operational capability
           between 2010 and 2015
$10b
Market value of offshore
potash investments as of
December 31, 2010

K
STRENGTHS
•	Can substantially raise capacity at a significant discount to and in less time than comparable greenfield capacity

•	Low-cost, flexible production with small percentage of fixed costs when operating at close to capacity

•	Per-tonne fixed costs decrease as sales volumes increase

•	Existing operations have significant reserves and are located in geopolitically stable environments

•	Offshore investments add global reach and profitability

•	Depth and tested experience of management team

•	Substantial barriers to entry: economically mineable deposits are rare, capital costs are high and lead times are long

•	No known substitutes for potash
WEAKNESSES
•	Production costs exposed to Canadian dollar volatility

•	Water inflow at our New Brunswick mine, and at Esterhazy where our mineral rights are mined by another company, increases costs and risks loss of production

•	High rail and ocean freight costs for Saskatchewan potash; potential for transportation bottlenecks

•	High Saskatchewan resource taxes and federal and provincial income taxes relative to global competitors
OPPORTUNITIES
•	Rising global demand for food, coupled with the need to address nutrient imbalances in developing nations, could accelerate long-term growth expectations for potash consumption

•	Capacity additions could give us a larger share of a growing market

•	Expansion of granular capacity to meet increasing demand for blended fertilizer in developing markets
THREATS
•	Upward pricing trend may attract competitor greenfield projects

•	Demand can be temporarily affected by volatile crop prices causing changes in consumption patterns

•	Our strategy of matching production to market demand means PotashCorp can be disproportionately affected by market weakness

Potash
Understanding the Potash Business
Economically mineable deposits are rare, and producers are few
High-quality, economically mineable potash deposits are geographically concentrated and, as a result, potash is produced in only 12 countries. Canada, Russia and Belarus together account for just over two-thirds of global capacity and, according to the United States Geological Service, almost 90 percent of estimated reserves. The Canadian province of Saskatchewan accounts for almost half of world reserves and 35 percent of global capacity.
Major consumers have little or no indigenous potash supply
Not only are potash deposits geographically concentrated, the major offshore consuming markets have little or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between the potash business and the other major crop nutrients – trade typically accounts for approximately 80 percent of global potash demand. As offshore demand is expected to continue to rise, this offers a significant opportunity for producers with the ability to increase export capabilities.
New capacity requires significant capital investment and time
Entry into the potash business carries substantial risk because of the significant cost and time required to build new capacity. We estimate that upfront capital of CDN $4.1 billion would be needed inside the plant gate for a conventional 2-million-tonne greenfield mine in Saskatchewan. Developing the necessary infrastructure outside the plant gate and the potential purchase of a deposit could increase the total cost to more than CDN $6 billion. We believe it would take at least seven years from the start of development to achieve full operational capability, assuming no major permitting or construction difficulties. While earlier brownfield expansions have been completed in significantly less time and at lower per-tonne construction costs, we believe projects currently under construction are more complex and costly to complete, with some estimated to take seven years to achieve full operational capability. Since most potash producers are publicly owned and traded, these barriers to entering the business are important as investment decisions tend to be based on economics.
New supply needed to meet expected long-term growth in demand
Demand for potash grew by more than 3 percent annually through the 15 years prior to the global economic downturn, surpassing the growth rates for the other primary nutrients. This increased demand was mainly in offshore markets where potash has historically been under-applied. In 2010, demand rebounded strongly, setting the stage for what we believe will be a return to the historical growth pattern that will challenge current production capabilities. Producers have been preparing for this growth with expansion and debottlenecking projects at existing mines, but we expect limits to the availability of such brownfield supply mean that greenfield mines will be required within approximately a decade. The long lead times required to develop such new capacity and the distribution infrastructure needed to deliver the product mean that investment decisions must be made years in advance of when the potash is expected to be required.

Keyword: Potash
PotashCorp 2010 Financial Review 19

Our Potash Business
Potash is primarily used for fertilizer, which typically makes up more than 90 percent of our annual sales. The remainder is sold for industrial uses such as food products, soaps, water softeners, de-icers and drilling muds.
In 2010, 61 percent of our potash went to offshore markets for application on a wide range of crops such as grains, oilseeds, sugar cane, cotton, fruits and vegetables. The remainder was sold in North America.
Offshore markets
China, India, other Asian countries and Latin America make up 95 percent of our offshore sales. Customers in Asia primarily purchase standard-grade potash for direct application or use in the manufacture of compound fertilizer products. Granular potash is more commonly used in Latin America, particularly Brazil, where nearly all potash is consumed in this form. As agriculture practices improve in developing markets, the demand for the larger, more uniform granular product is expected to rise because it readily blends with other crop nutrients.
China is the largest consumer of potash fertilizer, accounting for approximately 20 percent of global use. We believe this market offers a unique opportunity because China’s domestic production capability is limited by the lack of high-quality deposits while its demand growth potential is significant, due to historical under-application of potash and the country’s long-term food requirements.
India relies entirely on imports to meet its rising potash demand. Consumption has increased by nearly 10 percent annually over the past decade to more than 6 million tonnes, but farmers still apply potash fertilizer at rates well below the scientifically recommended level. The government implemented a Nutrient-Based Subsidy Program in 2010 to help address this imbalance and improve on lagging crop yields.
Other Asian countries have enjoyed decades of strong economic growth and are rapidly increasing their crop production. With no domestic potash production and growing demand, their imports have risen by almost 40 percent in the last two decades to approximately 6 million tonnes.
Latin America is a leading producer and exporter of crops that use potash intensively and, with only two small operations, imports more than 80 percent of its requirements. With its expanding cropping area and potassium-deficient soils, Brazil accounts for the majority of potash consumed in the region.
We supply these growing markets mainly through Canpotex Limited (Canpotex), the offshore marketing agent for the three Saskatchewan potash producers. Canpotex sells our Saskatchewan potash through West Coast terminals at Vancouver, British Columbia and Portland, Oregon. Through a nearby port on Canada’s East Coast, PCS Sales handles offshore sales from our New Brunswick facility. Canpotex and PCS Sales compete with global marketing agencies such as Belarusian Potash Company (BPC), International Potash Company (IPC) and producers such as ICL and K+S.
Large offshore customers use a variety of methods to buy from Canpotex:
•	Sinofert, China’s largest potash importer and distributor, purchases under six-month pricing contracts beginning in 2011 (historically, 12-month) with minimum annual volume commitments;

•	Indian customers historically buy under annual volume and price commitments;

•	Customers in other Asian countries buy under short-term price and volume contracts, or on the spot market;

20 PotashCorp 2010 Financial Review

•	Latin American customers buy on the spot market from Canpotex and PCS Sales.
Most Canpotex customers purchase on a delivered basis, with Canpotex providing the ocean freight.
North American market
North America is a relatively mature and stable market for granular potash, and more than 90 percent of its demand is supplied by domestic producers.
PotashCorp sells to North American customers from both New Brunswick and Saskatchewan, particularly from our Rocanville facility, which is just 152 km (95 miles) from the US border. These customers are primarily wholesalers, retailers and cooperatives that purchase on the spot market from PCS Sales. The more than 150 US distribution points that we own or lease give us the most extensive domestic distribution network in the potash business.
We compete in North America with Mosaic, Agrium and Intrepid Potash and with offshore imports into the US Gulf and East Coast, primarily from BPC and ICL.
Our Potash Strategy
For more than two decades, we have followed two clearly defined strategies that we believe have contributed to our company’s success and served our stakeholders well.
Our first strategy is to match our potash production to market demand in an effort to reduce downside risk and conserve the long-term value of our resources. Approximately 70 percent of total operating costs are variable when we produce at close to operational capability, which provides production flexibility during periods of lower demand.
Secondly, we build on our position in potash whenever value-enhancing opportunities present themselves. This includes brownfield expansion and debottlenecking projects at our existing mines and equity investments in other potash-related companies that add to our global enterprise and contribute to our bottom line.

	Standard Capacity*
	Expansions/	Investment
Facility	Debottlenecking	(CDN$ Billions)
Construction Projects Completed (2005-2010)
Rocanville	0.75 MMT	$0.13
Allan	0.40 MMT	$0.21
Lanigan	1.50 MMT	$0.41
Patience Lake	0.36 MMT	$0.11
Cory I	1.20 MMT	$0.90
Total	4.21 MMT	$1.76
Projects in Progress
New Brunswick**	1.20 MMT	$1.66
Cory II	1.00 MMT	$0.54
Allan	1.00 MMT	$0.55
Rocanville	2.70 MMT	$2.80
Total	5.90 MMT	$5.55

*	Includes, as applicable, both bringing back previously idled capacity and expansions to capacity and does not necessarily reflect current operational capability

**	Net capacity increase assuming closure of existing 0.8 MMT mine

PotashCorp 2010 Financial Review 21

The Next Stage of Growth
is driven by our unmatched opportunity for potash volume growth
Our expansion project at Rocanville includes construction of two potash storage facilities that together will hold more than 500,000 tonnes. That is enough to fill 4,854 potash railcars, which would stretch for 69 km (43 miles) across the prairie.
Snapshot of Potash

Strategies	Capability to Deliver	Risks	Mitigation
Match production to market demand to enhance stability	Of total potash operating costs, approximately 70 percent are variable when producing at close to operational capability	Lost production, higher per-tonne operating costs	Structure operations so majority of costs are variable, and production can be varied economically

Enhance potash position through brownfield projects and equity investments	Brownfield projects expected to increase our operational capability to 17.1 MMT by 2015 Canpotex and PotashCorp expanding distribution system capability	Potential for reduced prices if demand is insufficient to consume new capacity Short-term distribution problems could adversely affect sales	Pace internal growth to rising market demand, and match production to demand Work with partners to ensure adequate transportation infrastructure
22 PotashCorp 2010 Financial Review

Our Potash Advantage
Unique potash leverage
As the world’s largest potash producer with the majority of global expansions under construction and with strategic offshore investments, we believe the value of our company stems from our potash position.
Price appreciation and volume growth offer PotashCorp the greatest opportunities, but potential for lower production costs and increased contributions from our offshore investments are also expected to have a significant impact on our future earnings. We believe this potential is unmatched within our industry.
Price appreciation
We believe increasing global demand will result in tight potash fundamentals in the medium term and drive the need for greenfield capacity over the longer term. While current prices are expected to justify the lower-cost brownfield expansion projects, we believe they do not support greenfield economics, creating the potential for prices to move higher to encourage this more costly investment.
Volume growth
We expect to increase our operational capability to 17.1 million tonnes by 2015, nearly double our 2005 level. These projects will provide unmatched opportunities for volume growth and, we believe, will be well timed to meet expected increases in demand.
Cost savings
Our new operational capability carries little additional fixed operating costs, so we expect our per-tonne fixed costs to decrease as sales volumes increase. Beyond these volume benefits, we anticipate additional operating efficiencies that will contribute to lower production costs.
Offshore investments
The earnings potential and market value of our equity investments in potash-related companies also benefit from price appreciation and volume growth. ICL, APC and SQM are all expanding their operational capability to meet expected growth in demand. These investments provide significant financial and strategic value to our company.
PotashCorp’s Strategic Potash Investments

	SQM, Chile	APC, Jordan	ICL, Israel	Sinofert, China
Company Profile	World’s leading producer of specialty plant nutrition products, lithium and iodine	Low-cost potash producer, with logistical advantage in delivering to India, China and other Asian countries	Low-cost potash producer, with logistical advantage in delivering into key Asian markets Major producer of phosphate, bromine and magnesium	Largest fertilizer importer and distributor in China Typically distributes more than half of the potash used in China

Potash Capacity*	1.6 million tonnes KCl	2.5 million tonnes KCl	6.0 million tonnes KCl	No primary potash capacity Holds 18.5 percent of Qinghai Salt Lake Potash

PotashCorp Ownership	32 percent	28 percent	14 percent	22 percent

Board Representation	Right to designate three of eight directors	Right to designate three of 13 board members and the top four management positions	No board seats	Right to designate two of seven board seats

Market Value**	US $4.7 billion	US $1.4 billion	US $3.0 billion	US $0.8 billion

*	Based on reported capacity on December 31, 2010.

**	Market value of PotashCorp investment as at December 31, 2010.

Source:	Fertecon, CRU, Bloomberg, Public filings, PotashCorp
PotashCorp 2010 Financial Review 23

Our Capability to Deliver
Expanding operational capability to meet rising demand
We believe our industry will be challenged in coming years to produce enough potash to meet rising world demand. We have been working since 2003 on a program of expansion and debottlenecking projects at all our facilities to ensure that PotashCorp is ready to meet this demand. We have finished five expansions and, with construction completed on the first of our Cory projects in late 2010, are more than halfway through this program, which will have a total cost of more than CDN $7 billion. We anticipate that these expansions will provide more than half of the operational capability that is being added worldwide in the next five years.
Four projects continue: an expansion to the mill at Allan, a larger replacement mine and expanded mill at New Brunswick, the second phase of the debottleneck/expansion at Cory and a mine and mill expansion at Rocanville. We expect construction at New Brunswick, Allan and Cory to be completed in 2012 and at Rocanville in 2014.
After completion of construction, each facility is expected to begin a ramp-up period that could take up to two years. It may involve commissioning a large, complex mill and lowering equipment, including mining machines, bins and conveyor systems, to the mining level, where they must be assembled and positioned. Maintenance shops must be cut and set up to serve the underground workings.
We expect all our projects will be fully ramped up by 2015, provided market conditions warrant. We are also increasing our compaction capability as part of our expansion program, in order to produce more higher-quality granular product. When our expansions are complete, we will have increased our granular production capability by almost 75 percent from 2010 levels.
If we determine that a greenfield project is economically justified, we have property at Bredenbury, Saskatchewan where exploration is well advanced, complete with previously drilled potential shaft pilot holes.
Investing in transportation and distribution
We have invested in transportation and distribution infrastructure to facilitate our rising operational capability. Storage and loadout capability have been included in our capacity expansion program to handle increasing production and better meet customer demand. Our industry-leading distribution network in North America has been optimized with predictable, consistent mine loading and delivery schedules.
We own or lease approximately 4,250 potash railcars to serve the North American market, an increase of 750 cars over the previous year. We cooperate closely with our rail transportation partners and negotiated new long-term contracts in 2010 with three of our Class 1 rail carriers.
To facilitate expected growth in offshore potash shipments, Canpotex is near completion of an expansion at its existing facility in Vancouver and is evaluating plans to build new terminal capacity on Canada’s West Coast. Completion of these projects would add approximately 11 million tonnes to its current annual export capacity of 14 million tonnes.
Canpotex has received four new ocean vessels since 2009 and committed to 11 more to be delivered between 2011 and 2014. It leases approximately 5,025 railcars to move product from mine sites in Saskatchewan to its West Coast port facilities. Its contract with CP Rail extends to 2012.
As a shareholder in Perola S.A., we use its joint-venture dry bulk terminal in Brazil and the bulk fertilizer terminal it leases at the Port of Santos.

24 PotashCorp 2010 Financial Review

We rely on skilled labor to ensure our production
Typically, labor represents about 20-25 percent of our costs of potash production. In 2010, our potash mine employees had an average of 12.6 years of experience. Our Saskatchewan operations at Allan, Cory, Lanigan and Patience Lake are unionized. Our Rocanville workers belong to the Rocanville Potash Employees Association. Our New Brunswick mine is not unionized.
Contracts at Allan, Cory and Patience Lake expire on April 30, 2011. Collective agreements at Lanigan and Rocanville extend to January 31, 2012 and May 31, 2012, respectively.
Risks to Our Potash Business
We take action to mitigate risks associated with our potash business. We consider the following risks to have the greatest potential impact:
New supply creates market imbalance
Rising prices have encouraged potash producers to increase production through expansions. If supply rises faster than world consumption, prices could be depressed for a prolonged period, negatively affecting our financial performance. While we anticipate that long-term growth in consumption will require increased supply, we know that fluctuations in demand are characteristic of this market. We attempt to mitigate this risk and protect our margins by producing to meet market demand.
Global demand insufficient to consume PotashCorp capacity
In preparation for an anticipated increase in world potash demand, we are investing in expansion and debottlenecking projects that we expect to be completed by 2015. If our estimates of future potash demand prove to be overstated, our return on this investment would be lower than expected due to lower earnings and the related opportunity cost of outlaying significant capital before it was needed. We have devised operating processes that allow us to remain profitable at reduced production rates.
Lack of adequate transportation and distribution infrastructure
An integrated transportation and distribution infrastructure of railcars, barges, ocean freightliners, and warehouse and port storage facilities delivers potash to our customers quickly and efficiently. Short-term problems — such as railcar shortages, strikes, derailments or adverse weather — could disrupt or slow delivery time, which could lead to customer dissatisfaction, loss of sales and higher distribution costs, making it difficult to achieve our growth plans.
The smooth flow of potash at Lanigan is observed by Courtney Rohachuk, Process Engineer.
We attempt to mitigate this risk by working internally and through Canpotex to ensure sufficient investment is made in transportation and distribution infrastructure to help potash move as smoothly as possible.
Underground mines face particular risks
Water-bearing strata that pose the risk of water inflow often exist in the vicinity of underground mines. We are successfully managing water inflows at our New Brunswick operation, while our other conventional mines currently have no significant water inflows. At Esterhazy, where our mineral rights are mined by another producer under a mining and processing agreement, water inflows are being managed.
Unexpected rock falls that can result in life-threatening injuries are a risk for all underground mining companies. We utilize mining machine canopies to protect our workers, and our earth sciences group is working to develop ground-penetrating radar to help detect the anomalies that can lead to rock falls. Advanced geoseismic monitors record micro-events and provide information to help predict falls.
PotashCorp 2010 Financial Review 25

Potash Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne[1]			(Decrease)
	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009

Sales	$3,000.6	$1,315.8	$4,068.1	128	(68)
Freight	189.4	58.5	167.3	224	(65)
Transportation and distribution	69.1	35.3	42.1	96	(16)

Net sales	$2,742.1	$1,222.0	$3,858.7	124	(68)

Manufactured product
Net sales
North America	$1,222.3	$506.8	$1,307.5	141	(61)	3,355	1,093	2,962	207	(63)	$364.30	$463.74	$441.38	(21)	5
Offshore	1,505.7	698.9	2,526.8	115	(72)	5,289	1,895	5,585	179	(66)	$284.67	$368.84	$452.43	(23)	(18)

	2,728.0	1,205.7	3,834.3	126	(69)	8,644	2,988	8,547	189	(65)	$315.57	$403.56	$448.60	(22)	(10)
Cost of goods sold	938.9	466.2	783.8	101	(41)						$108.59	$156.07	$91.69	(30)	70

Gross margin	1,789.1	739.5	3,050.5	142	(76)						$206.98	$247.49	$356.91	(16)	(31)

Other miscellaneous and purchased product
Net sales	14.1	16.3	24.4	(13)	(33)
Cost of goods sold	7.2	25.4	19.4	(72)	31

Gross margin	6.9	(9.1)	5.0	n/m	n/m

Gross Margin	$1,796.0	$730.4	$3,055.5	146	(76)						$207.77	$244.44	$357.49	(15)	(32)

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

n/m = not meaningful
Potash gross margin variance attributable to:
Dollars (millions)

		2010 vs 2009
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
North America	$881.6	$(333.6)	$4.7	$552.7
Offshore	1,046.6	(445.2)	(104.6)	496.8
Change in market mix	(18.2)	18.3	—	0.1

Total manufactured product	$1,910.0	$(760.5)	$(99.9)	1,049.6
Other miscellaneous and purchased product				16.0

Total				$1,065.6

Canpotex sales to major markets were as follows:

	Percentage of Annual Sales Volumes			Increase (Decrease)		% Increase (Decrease)
	2010	2009	2008	2010	2009	2010	2009

China	14	6	13	8	(7)	133	(54)
India	14	32	16	(18)	16	(56)	100
Other Asian countries [1]	41	43	39	(2)	4	(5)	10
Latin America	25	13	25	12	(12)	92	(48)
Other countries	6	6	7	—	(1)	—	14

	100	100	100

[1]	All Asian countries except China and India
26 PotashCorp 2010 Financial Review

Potash Performance: 2010 vs 2009
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin, while • symbol is neutral):
Net sales prices

ê	Substantial decline in consumption attributable to the global financial downturn resulted in lower pricing levels being established at the beginning of 2010, which more than offset increases announced near the end of the year.

Sales volumes

é	Volumes were up significantly as customers globally responded to favorable crop economics and the need to address potash-depleted soils. In 2009, unprecedented low levels were primarily the result of the global financial downturn.

é	Canpotex reached short-term agreements with major customers in China and India throughout 2010 (China did not have a contract in 2009 while India did not have a contract in the first half of 2009).

•	The proportion of total volumes sold to Latin America and China increased more than any other market due to favorable crop economics and the need to address nutrient deficiencies. India’s share of purchases was lower in 2010 due to the strength of other markets.

•	Most buyers purchased for consumption rather than inventory restocking.

Cost of goods sold

é	Royalty costs declined due to lower average North America listed sales prices per tonne.

é	Fewer shutdown costs incurred (40 weeks in 2010 compared to 153 weeks in 2009).

ê	Personnel costs higher due to higher wages.

ê	The Canadian dollar strengthened relative to the US dollar.

ê	Increased maintenance costs with higher production levels.

•	North America cost of goods sold variance was positive as our lowest cost mine, Rocanville, comprised a larger proportion of production while offshore cost of goods sold variance was negative due to more of that product coming from our other mines.
PotashCorp 2010 Financial Review 27

2009 vs 2008
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):
Net sales prices

ê	Price increases in key offshore markets carried over from 2008 to the first half of 2009 were more than offset by price declines in many markets subsequent to the contract settlement with India in the third quarter of 2009.

é	Average North America realized prices up as 2008 price increases largely carried over into the first half of 2009 and US list price reductions were not introduced until the third quarter.

ê	Substantial drop in consumption pressured pricing, and fixed transportation and distribution costs were spread over fewer sales tonnes.

ê	North America prices affected by the high proportion of industrial volumes relative to fertilizer.

Sales volumes

ê	Worldwide volumes were weak. Customers continued to be cautious, resulting in an unprecedented decline in potash sales volumes. Buyers purchased primarily just-in-time, working through inventories and reducing fertilizer applications.

ê	Canpotex did not sign a contract with China in 2009. China’s imports from international potash suppliers declined by an estimated 60 percent year over year due to higher opening inventories, reduced consumption and higher domestic production. Although imports and consumption declined from 2008, India began restocking mid-2009 and took more tonnes from Canpotex than any other region.

Cost of goods sold

é	Reduced brine inflow management costs with stable brine inflow rate at New Brunswick caused offshore cost variance to be positive (production mainly sold in the offshore markets).

ê	All per-tonne costs were exacerbated by fewer production tonnes over which to allocate costs.

ê	Labor costs higher due to increased staffing levels, and due to increased wages that resulted from new union contracts signed at the end of 2008.

é	Strike-related costs incurred in 2008, not in 2009.

ê	Royalty costs increased due to higher average North America list prices per tonne for much of the year.

é	The Canadian dollar weakened relative to the US dollar.
Potash Production
(million tonnes KCl)

	Nameplate	Operational	Operational	Production
	Capacity [1]	Capability (2011) [2]	Capability (2010) [2]	2010	2009	2008	Employees

Lanigan SK	3.828	3.400	3.600	2.368	0.702	2.141	565
Rocanville SK	3.044	2.800	2.800	2.183	0.949	2.834	454
Allan SK	1.885	1.400	1.800	1.104	0.686	1.093	404
Cory SK	1.361	1.500	0.800	0.551	0.416	0.420	430
Patience Lake SK	1.033	0.500	0.500	0.372	0.101	0.282	92
Esterhazy SK [3]	1.313	0.943	0.943	0.855	0.276	1.125	—
New Brunswick NB	0.800	0.800	0.800	0.645	0.275	0.802	377

Total	13.264	11.343	11.243	8.078	3.405	8.697	2,322

[1]	Includes, where applicable, previously idled capacity that can be brought into operation with capital investment (debottlenecking projects).

[2]	Estimated annual achievable production level.

[3]	PotashCorp’s mineral rights at Esterhazy are mined by Mosaic Potash Esterhazy Limited Partnership under a mining and processing agreement. In 2010, the company received less than its nominated amount due to force majeure conditions. For calendar year 2011, the company’s nominated amount of finished product is 0.943 million tonnes.
28 PotashCorp 2010 Financial Review

Phosphate
#1
World’s leading producer of
feed and industrial phosphates
30+
Years of permitted reserves
at our Aurora facility
34%
Feed and industrial customers
proportion of 2010 sales volumes

 P
STRENGTHS
•	High-quality, low-cost phosphate rock in significant quantity provides cost advantage over non-integrated producers

•	Permit to mine for more than 30 years at Aurora, North Carolina

•	Mining near processing facilities provides cost advantage over North American competitors

•	Ability to direct rock with low levels of impurities to diversified product line to optimize margins and reduce volatility

•	Strong position in North American purified acid, feed phosphate and liquid fertilizer markets
WEAKNESSES
•	Transporting ammonia to solid fertilizer plants is becoming more difficult and costly

•	Higher sulfur and ammonia costs can negatively impact margins

•	Plants with high fixed costs may not perform profitably at lower operating rates
OPPORTUNITIES
•	Balanced phosphate rock, phosphoric acid and solid fertilizer fundamentals expected in the near term

•	Few companies with rock of sufficient quality to profitably produce purified acid

•	Potential for non-integrated producers to curtail production due to higher rock costs
THREATS
•	Significant government control in global phosphate supply and consumption decisions

•	High barriers to exit because of significant environmental restoration and remediation costs

•	Extensive environmental and permitting requirements

Phosphate
Understanding the Phosphate Business
Access to lower-cost rock is key, high quality adds flexibility
We believe the basis for success in the phosphate business is access to lower-cost phosphate rock, a resource that is geographically concentrated. China, the US and Morocco together account for approximately two-thirds of world production and Morocco alone typically supplies more than one-third of global exports.
Approximately 30 percent of global producers are non-integrated, relying on imports or domestic purchases for their rock supply. The strong growth in demand for phosphate and the need for investment in new rock capacity have driven prices for the feedstock well above the historical average. We believe this gives producers with their own supply a significant cost advantage.
Moreover, the quality of rock supply determines the diversity of products that can be economically produced. Higher-quality rock is required for feed and industrial-grade phosphates, so there are fewer global producers of these products.
Raw material costs can be volatile
In addition to phosphate rock, sulfur is a key input in all phosphate products. Ammonia is also required to produce solid and liquid phosphate fertilizers. The prices of these raw materials have been increasingly volatile in recent years. Phosphate product prices typically reflect movement in input costs, but the time lags between when the raw materials are purchased and when the finished products are sold can affect profitability.
India’s rising demand is a major driver of world trade
India has a limited indigenous supply of phosphate rock and relies primarily on imports to meet its rising phosphate fertilizer requirements. It produces solid phosphate fertilizer primarily using imported raw materials, including phosphate rock, phosphoric acid, ammonia and sulfur. With surging demand and limits on domestic production capability, India’s imports of DAP have increased nearly threefold since 2007. It now accounts for approximately 40 percent of global solid phosphate trade and its demand has a major impact on world markets.
Tight or balanced phosphate markets likely in the near term
Given strong projected demand, delays on expansion projects, announced plant closures and the recent narrowing of China’s solid phosphate export window, we expect relatively tight phosphate markets in the near term. The majority of new export-oriented capacity is expected when projects in Saudi Arabia and Morocco are ramped up between the second half of 2011 and 2015. As this new supply comes online, there is potential for some displacement of existing high-cost capacity, likely of producers without access to low-cost rock. However, the prospects for continued strong growth in demand could minimize the impact of this new capacity.

Keyword: Phosphate
PotashCorp 2010 Financial Review 29

Our Phosphate Business
Fertilizer accounts for nearly 90 percent of global phosphoric acid use but, due to our diverse product line, it makes up only two-thirds of our annual phosphate sales volumes. Approximately 63 percent of our total sales are made in North America, where we commonly benefit from higher realized prices because of our proximity to end customers.
Products and markets
Solid fertilizers — DAP and MAP — are the most common phosphate products used by farmers and can be applied directly to soils or blended with nitrogen and potash fertilizer. North American customers take 62 percent of our solid fertilizer sales. The majority of offshore fertilizer sales are to India and Latin America.
Liquid phosphate, used primarily as a starter fertilizer in North America, is increasingly in demand by farmers in reduced tillage operations. Our offshore liquid sales are predominantly made to India for use in producing fertilizer products.
Industrial phosphate products are used mainly in soft drinks, food additives, metal treatment, detergents and cleaners. The US is our primary market, but rising demand in developing countries is creating potential export opportunities.
Our phosphate feed products are used primarily in beef, poultry and pork production. The major customers for our products, mainly dical and monocal, are US bulk feed producers. Latin America and Asia are our largest offshore feed markets as increasing demand for meat protein is creating opportunity there.
PCS Sales handles our North American fertilizer business as well as our feed and industrial sales in all markets. PhosChem, a US marketing association that includes Mosaic, sells our phosphate fertilizers offshore. The majority of our offshore sales are shipped through a terminal at Morehead City, North Carolina.
We compete for North American industrial sales with Innophos, ICL and Chinese imports. Our fertilizer competitors are Mosaic, CF Industries, Mississippi Phosphates, Simplot, Agrifos and Agrium in North America, and mainly Office Cherifien des Phosphates (OCP), Russian and Chinese producers offshore. Mosaic and Chinese producers vie with us in both markets for feed sales.
Our Phosphate Strategy
Our strategy is to produce the most diversified mix of phosphate products in the industry to maximize returns and increase earnings stability. We have enhanced our position in the historically more stable feed and industrial businesses, which benefit from having fewer global producers than the fertilizer segment.
Our Phosphate Advantage
Leverage lower-cost, high-quality permitted rock supply
We are the world’s third largest phosphate producer by capacity, with mines at Aurora, North Carolina and White Springs, Florida, and produce 93 percent of our phosphate rock requirements. Our permits at Aurora allow for more than 30 years of mining, and we have a life-of-mine permit at White Springs.
Aurora’s high-quality rock is the key to our ability to produce a diversified product line. In 2010, it produced 58 percent of our liquid fertilizers, 71 percent of solid fertilizers and all our purified acid.

30 PotashCorp 2010 Financial Review

A dragline works to mine phosphate ore at our White Springs facility.
Our Capability to Deliver
We believe our capability to provide the world’s most diversified phosphate product line begins with our high-quality permitted phosphate rock reserves. To enhance this position, we continue to make capital investments at our existing facilities. In 2010, Aurora replaced its bucket wheel excavators with the truck-and-shovel technique to improve mining efficiencies.
We commissioned a new sulfuric acid plant at Aurora in 2010, which enabled it to meet stated phosphoric acid capacity without purchasing sulfuric acid.
Risk to Our Phosphate Business
Cyclicality
Fluctuations in demand, changes in available supply and volatility in raw material costs have historically caused short-term cyclicality in phosphate and increased risk. Volatility has often been exacerbated because of the significant involvement in the industry by governments, which typically follow operating philosophies that favor production over profitability.
Growth in world consumption may be outpaced over the next few years by increased competitive supply of solid fertilizer, potentially depressing prices and affecting our phosphate margins. We take action to mitigate this risk through our product diversification, leveraging our strengths in less cyclical industrial and feed products and streamlining our fertilizer operations to minimize production costs.
Snapshot of Phosphate

Strategy	Capability to Deliver	Risk	Mitigation

Optimize product mix to maximize gross margin and reduce volatility	New permits at Aurora allow for more than 30 years of mining In 2010, Aurora commissioned a new sulfuric acid plant and invested in truck-and-shovel mining equipment	Short-term cyclicality due to fluctuations in demand, changes in available supply, cost volatility and government involvement in the industry	Leverage strengths in less-cyclical industrial and feed products; optimize fertilizer operations to minimize production costs
PotashCorp 2010 Financial Review 31

Phosphate Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne [1]			(Decrease)
	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009

Sales	$1,821.6	$1,374.4	$2,880.7	33	(52)
Freight	102.2	83.4	101.1	23	(18)
Transportation and distribution	41.2	37.9	39.4	9	(4)

Net sales	$1,678.2	$1,253.1	$2,740.2	34	(54)

Manufactured product
Net sales
Fertilizer — liquids	$416.5	$235.2	$734.6	77	(68)	1,111	791	893	40	(11)	$374.80	$297.53	$823.17	26	(64)
Fertilizer — solids	596.6	354.2	996.8	68	(64)	1,291	1,182	1,069	9	11	$461.94	$299.51	$932.44	54	(68)
Feed	288.7	260.0	492.9	11	(47)	622	531	654	17	(19)	$464.03	$489.78	$753.90	(5)	(35)
Industrial	351.0	386.6	471.0	(9)	(18)	608	551	706	10	(22)	$577.48	$701.62	$666.97	(18)	5

	1,652.8	1,236.0	2,695.3	34	(54)	3,632	3,055	3,322	19	(8)	$454.98	$404.60	$811.50	12	(50)
Cost of goods sold	1,348.9	1,155.5	1,637.9	17	(29)						$371.31	$378.25	$493.20	(2)	(23)

Gross margin	303.9	80.5	1,057.4	278	(92)						$83.67	$26.35	$318.30	218	(92)

Other miscellaneous and purchased product
Net sales	25.4	17.1	44.9	49	(62)
Cost of goods sold	10.1	5.2	34.4	94	(85)

Gross margin	15.3	11.9	10.5	29	13

Gross Margin	$319.2	$92.4	$1,067.9	245	(91)						$87.89	$30.25	$321.46	191	(91)

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
Phosphate gross margin variance attributable to:
Dollars (millions)

	2010 vs 2009
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Fertilizer — liquids	$46.6	$85.8	$(52.6)	$79.8
Fertilizer — solids	9.3	211.1	(38.4)	182.0
Feed	32.0	(16.5)	33.5	49.0
Industrial	31.4	(75.5)	(43.4)	(87.5)
Change in product mix	21.8	(21.8)	0.1	0.1

Total manufactured product	$141.1	$183.1	$(100.8)	223.4
Miscellaneous and purchased product				3.4

Total				$226.8

32 PotashCorp 2010 Financial Review

Phosphate Performance: 2010 vs 2009
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):
Net sales prices

é	Liquid and solid fertilizer prices increased due to strong demand, tightening supply and higher input prices.

ê	The reduction of feed prices in 2009 carried into 2010 and more than offset price increases introduced in the second half of 2010.

ê	Industrial prices decreased as a result of certain contracts being based on prior-year input costs, which were significantly lower in 2009 as compared to 2008.

Sales volumes

é	Volumes for fertilizer products increased due to favorable crop commodity prices and low inventories throughout the supply chain.

é	Demand for feed products improved due to better economics in the beef, pork and poultry industries in 2010, while in 2009 customers worked down inventories.

Cost of goods sold

ê	Dragline moves and a change in mining practice increased costs of mining phosphate rock. Reduced costs are expected in future periods.

é	Lower sulfur costs impacted all product lines (down 6 percent as higher-priced sulfur impacted cost of goods sold in 2009).

ê	Liquid and solid fertilizer were negative due to higher ammonia costs (up 24 percent).

é	The cost variance for feed was positive due to a lower allocation of fixed costs (a result of liquid fertilizer production volumes increasing significantly in 2010), while in 2009, feed was the highest volume product at our White Springs, Florida plant, where production was curtailed for a significant portion of that year.

ê	Industrial variance was negatively affected by higher rock costs at Geismar, Louisiana (demurrage charges).
2009 vs 2008
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):
Net sales prices

ê	All major phosphate product prices, except industrial, decreased due to lower demand and input costs throughout 2009.

é	Industrial prices increased as a result of certain contracts based on prior-year input costs, which were significantly higher in 2008.
PotashCorp 2010 Financial Review 33

Phosphate Production
(million tonnes product)

	Aurora NC					White Springs FL						Geismar LA
	Annual		Production			Annual			Production			Annual		Production
	Capacity		2010	2009	2008	Capacity			2010	2009	2008	Capacity		2010	2009	2008

Liquids: MGA [1]	1.835		1.859	1.486	1.739	1.908			—	—	—	0.337		0.226	0.233	0.245
SPA	0.676		0.206	0.166	0.191	1.138			0.691	0.476	0.704	0.196		—	—	—
Solids (total)	1.247	DAP	0.542	0.532	0.445	0.710	[2]	DAP	—	—	0.226	—	DAP	—	—	—
		MAP	0.374	0.304	0.395			MAP	0.374	0.184	0.208		MAP	—	—	—

DAP/MAP (total)			0.916	0.836	0.840				0.374	0.184	0.434			—	—	—

[1]	A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

[2]	Solids granulation capacity increased due to restart of a granulation train.
Rock and Acid Production

	Phosphate Rock Production (million tonnes)				Phosphoric Acid (million tonnes P2O5)
	Annual	Production			Annual	Production
	Capacity	2010	2009	2008	Capacity	2010	2009	2008	Employees

Aurora NC	6.000	4.068	4.198	4.027	1.202	1.146	0.932	1.054	1,071
White Springs FL	3.600	1.783	2.499	3.025	0.966	0.705	0.433	0.741	702
Geismar LA	—	—	—	—	0.202	0.136	0.140	0.147	77

Total	9.600	5.851	6.697	7.052	2.370	1.987	1.505	1.942	1,850

Sales volumes

é	Fertilizer sales volumes fell markedly during the first three quarters of 2009 due to customer uncertainty about prices, planting decisions, weather delays and a late-fall harvest. North American solid and liquid fertilizer customers managed purchases and worked through inventory levels, buying only as much as needed in an effort to minimize risk. Solid and liquid fertilizer demand rebounded in the fourth quarter of 2009 as North American and offshore customers began to restock, supported by increased farmer application rates and constructive commodity prices.

ê	Demand for feed products declined in 2009 due to weak economics in the beef, pork and poultry industries and increased use of substitute feed supplements.

ê	Industrial sales volumes fell in 2009 due to a slowdown in demand for purified phosphoric acid used for food (e.g., soft drinks, vegetable oils, salad dressings) and other commercial purposes (e.g., cleaning compounds, metal finishing, aluminum brightening).

Cost of goods sold

é	Lower sulfur costs (61 percent) and lower ammonia costs (19 percent) were partially offset by fixed costs being allocated over fewer tonnes (due to reduced operating rates at both our White Springs, Florida and Aurora, North Carolina operations).

ê	Feed had a negative cost variance due to a higher allocation of fixed costs (as a result of liquid fertilizer production volumes falling significantly and feed being the highest volume product at our White Springs, Florida plant, which was shuttered for a portion of 2009), partially offset by a reversal of previously written-down finished product.
Purified Acid Production
(million tonnes P2O5)

	Annual		Production
	Capacity	2010	2009	2008

Aurora NC	0.333	0.233	0.173	0.254

Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.
Phosphate Products for Food and Technical Applications

Cincinnati OH	2010	2009	2008

Purified acid feedstock utilized (tonnes P2O5)	12,719	10,107	13,459

Product tonnes processed:
Acid phosphates	17,448	14,345	18,308
Specialty phosphates	9,259	6,494	9,425

Phosphate Feed Production
(million tonnes)

	Annual	Production
	Capacity	2010	2009	2008	Employees

Marseilles IL	0.278	0.211	0.137	0.117	30
White Springs FL (Monocal) [1]	0.272	—	—	0.153	—
Weeping Water NE	0.209	0.077	0.079	0.100	36
Joplin MO	0.163	0.053	0.058	0.065	25
Aurora NC (DFP)	0.159	0.068	0.058	0.095	30
Fosfatos do Brasil [2]	—	—	—	0.043	—

Total	1.081	0.409	0.332	0.573	121

[1]	Ceased production January 1, 2009

[2]	Divested ownership September 29, 2008
34 PotashCorp 2010 Financial Review

Nitrogen

#1
Largest offshore
ammonia capacity in the
Western Hemisphere
63%
Of our average Trinidad
natural gas volumes locked
in through 2018
     61%
     Industrial customers’ share
     of 2010 sales volumes

N
STRENGTHS
•	Longer-term natural gas contracts in Trinidad primarily indexed to ammonia prices

•	Lower-cost exporter to the US market, the world’s largest nitrogen importer

•	Development of shale gas has resulted in a favorable cost position for our US nitrogen plants

•	Geographic location of US-manufactured ammonia operations relatively insulated from competitive US Gulf imports

•	Almost 80 percent of our ammonia sales from US plants is sold to less cyclical industrial customers
WEAKNESSES
•	US plants can be affected by variable natural gas prices

•	Contractual commitments to US industrial customers may force us to temporarily operate unprofitably amid rising gas prices
OPPORTUNITIES
•	Ukraine and Western Europe suppliers have higher gas costs, supporting a higher floor for US nitrogen prices

•	LNG projects in low-cost gas regions provide alternatives for monetizing gas, reducing new supply pressures in nitrogen

•	Higher construction costs and geopolitical risk in many low-cost gas regions discourage greenfield plants
THREATS
•	Significant government ownership could lead to political rather than market-driven decisions

•	Extensive availability of natural gas and shorter construction period means new capacity can impact the market more quickly than for other nutrients

•	Changes in transport regulations in North America could substantially increase the cost of shipping ammonia and create difficulty in getting permits for terminals

•	US natural gas prices could be impacted by potential environmental opposition to shale gas extraction methods or increased demand due to fuel switching

Nitrogen
Understanding the Nitrogen Business
Lower-cost natural gas is key to nitrogen success
The majority of world nitrogen production is based on natural gas, which can comprise 75-90 percent of the cash cost of producing a tonne of ammonia, the basis of all downstream nitrogen products. We believe this makes long-term access to lower-cost gas essential to sustainable success in the nitrogen business.
With ample supplies of lower-cost natural gas, Trinidad, Venezuela, Russia, North Africa and the Middle East are cost-advantaged nitrogen production and export regions. US production is currently in a favorable cost position, primarily due to shale gas developments that have increased domestic supply. Natural gas prices have risen in recent years in Western Europe, Ukraine and China, and producers in these regions now set the floor for global nitrogen prices.
Proximity to ammonia markets is important
Only 12 percent of world ammonia production is traded across borders. This is due to the prevalence of natural gas feedstock in nitrogen-consuming markets, and to the high cost and difficulty of transportation, which requires expensive pressurized railcars and refrigerated rail and ocean vessels. Therefore, we believe proximity to the end consumer is also vital for success in the ammonia business.
The US is the second largest consumer and the largest importer of ammonia in the world. US producers selling within the domestic market, particularly those located away from the major ports, have significant transportation advantages over offshore suppliers. With its proximity to the US – less than a week’s sailing time away –Trinidad is well positioned to supply this market and accounts for more than 60 percent of US ammonia imports.
In nitrogen markets, volatility is common
Nitrogen is a highly fragmented and regionalized business because of the extensive availability of natural gas globally. The largest private sector companies – in order of size: Yara, CF Industries, PotashCorp, Agrium, Koch and Togliatti – total only 13 percent of world ammonia capacity. Due to this market structure and the relatively short construction times, nitrogen markets have typically been more volatile than potash and phosphate.
Steady demand growth and limited new supply expected in the near term
Demand for nitrogen fertilizer has grown relatively consistently over the past decade – about 2 percent per year – as this nutrient is not retained in the soil and must be replaced each season. Industrial nitrogen demand is tied to broader economic growth, and it continues to recover following the global economic downturn.
With limited global capacity additions, we expect balanced to tight market conditions in the near term. A number of new nitrogen plants are projected to come online over the medium term, but the shorter lead time for new capacity makes projects beyond 2013 speculative.

Keyword: Nitrogen
PotashCorp 2010 Financial Review 35

Paul Eppenbrock is a process operator at our Augusta facility.
Our Nitrogen Business
Globally, approximately 80 percent of nitrogen production is used for fertilizer. However, because of our industrial market focus, fertilizer typically comprises less than 40 percent of PotashCorp’s total nitrogen sales volumes. Traditionally, our North American sales far exceed those to offshore markets, accounting for more than 90 percent of sales in 2010.
Products and markets
Ammonia is sold into the North American market for upgrading into fertilizer and industrial products and for direct application. We sell 95 percent of our ammonia in this market and the remainder to offshore customers, primarily in Latin America.
Urea is the most commonly used nitrogen fertilizer and is also the feedstock for industrial products such as plastics, resins and adhesives. More than 70 percent of our urea is sold to North American customers.
Solutions, an easy-to-handle liquid nitrogen fertilizer source, are sold mainly in North America. Nitric acid is used in industrial products and ammonium nitrate in explosives, and both are sold solely to North American customers.
PCS Sales sells our nitrogen products to North American and offshore customers. Logistical constraints and high transportation costs mean that sales – particularly of ammonia – are generally regional. Competition from offshore imports affects producers close to the US Gulf and the Mississippi River more than our plants, which are mainly located in the interior.
We have long-term leases of ammonia vessels at fixed prices to manage transportation costs and ensure economical delivery of our Trinidad product. We own facilities or have major supply contracts

36 PotashCorp 2010 Financial Review

at six deepwater US ports, which gives us logistical strength and flexibility for these imports.
We compete in the US market with other domestic producers, including CF Industries, Agrium and Koch. We also compete against imported product from suppliers in the Middle East, North Africa, Trinidad, Russia and China.
Our Nitrogen Strategy
Our strategy is to enhance gross margin and earnings stability by being a lower delivered cost supplier to the large US nitrogen market. We supplement this with an emphasis on sales to industrial customers who value long-term, secure supply.
Our Nitrogen Advantage
Lower delivered cost supplier to the US market
Our large, lower-cost production in Trinidad, where we have four modern, highly efficient ammonia plants close to the US market, is an important part of our nitrogen success. We produce approximately 65 percent of our ammonia in Trinidad with natural gas contracts primarily indexed to ammonia prices, supporting profitability when those prices rise and helping protect margins if they fall. We believe this is a long-term advantage, as our contracts cover a significant portion of our needs through 2018.
Our US nitrogen facilities are benefiting from relatively low natural gas prices, a result of the rapid expansion of shale gas production there. This has increased the competitiveness of these plants compared to offshore imports and resulted in a significant cost advantage compared to producers in Ukraine and Western Europe. This favorable position is enhanced by the proximity of our plants to US fertilizer and industrial customers.
Leading supplier to industrial markets
Industrial markets have traditionally provided more stable demand and margins than fertilizer. This is significant as industrial customers purchased 53 percent of the urea and almost 80 percent of the ammonia we produced for sale from US plants in 2010. With the ability to deliver more than half of our US-produced ammonia sales by pipeline to industrial customers, we also benefit from lower transportation and distribution costs.
Our Capability to Deliver
We believe our world-class nitrogen assets are well positioned and enable us to be a lower-cost supplier to the markets we serve. Supported by competitive US natural gas prices, we announced in February 2011 plans to invest $158 million to resume ammonia production at our Geismar, Louisiana plant. We anticipate this process will be complete in the fourth quarter of 2012.
We continue to implement projects that improve plant efficiency and reliability, improvements which translated into record production at our Trinidad facility in 2010.
Risk to Our Nitrogen Business
Cyclicality
Price cyclicality can result when nitrogen supply is increased without consideration of demand, a situation that may occur when an industry is highly fragmented and regional due to the extensive availability of natural gas. To mitigate this risk, we have longer-term gas contracts in Trinidad primarily indexed to ammonia prices and employ gas price hedging strategies for our US plants. We focus on supplying less cyclical industrial markets.
Snapshot of Nitrogen

Strategies	Capability to Deliver	Risks	Mitigation

Focus on being a lower delivered cost supplier to the US market	Multi-year gas contracts in Trinidad provide long-term advantage Enhancing our US nitrogen supply capability, including plans to resume production at our Geismar ammonia plant	Countries with surplus low-cost natural gas may monetize it by converting it to nitrogen without considering demand	Maintain Trinidad’s cost advantage through gas contracts

Direct sales to less-cyclical industrial customers	Industrial customers – many linked by pipeline – take the majority of our ammonia sales from our US plants	Competition from low-cost imports through the US Gulf	Focus on customers that rely on long-term, secure supply
PotashCorp 2010 Financial Review 37

Nitrogen Results

				% Increase					% Increase					% Increase
	Dollars (millions)			(Decrease)		Tonnes (thousands)			(Decrease)		Average per Tonne [1]			(Decrease)

	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009	2010	2009	2008	2010	2009

Sales	$1,716.4	$1,286.5	$2,497.7	33	(48)
Freight	44.2	49.1	56.5	(10)	(13)
Transportation and distribution	41.5	54.9	50.9	(24)	8

Net sales	$1,630.7	$1,182.5	$2,390.3	38	(51)

Manufactured product
Net Sales
Ammonia	$669.9	$425.3	$999.5	58	(57)	1,765	1,740	1,794	1	(3)	$379.59	$244.43	$557.05	55	(56)
Urea	418.5	416.6	633.1	—	(34)	1,237	1,433	1,186	(14)	21	$338.32	$290.64	$533.77	16	(46)
Nitrogen solutions, nitric acid, ammonium nitrate	422.4	284.3	577.9	49	(51)	2,204	1,794	2,062	23	(13)	$191.63	$158.50	$280.34	21	(43)

	1,510.8	1,126.2	2,210.5	34	(49)	5,206	4,967	5,042	5	(1)	$290.20	$226.73	$438.43	28	(48)
Cost of goods sold	1,027.8	947.8	1,485.1	8	(36)						$197.42	$190.81	$294.56	3	(35)

Gross margin	483.0	178.4	725.4	171	(75)						$92.78	$35.92	$143.87	158	(75)

Other miscellaneous and purchased product
Net sales	119.9	56.3	179.8	113	(69)
Cost of goods sold	93.1	42.9	167.8	117	(74)

Gross margin	26.8	13.4	12.0	100	12

Gross Margin	$509.8	$191.8	$737.4	166	(74)						$97.93	$38.61	$146.25	154	(74)

Note 18 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

	Sales Tonnes (thousands)			Average Net Sales Price per Tonne

	2010	2009	2008	2010	2009	2008

Fertilizer	1,997	2,084	1,794	$277.21	$236.25	$451.19
Feed	27	31	35	$404.95	$395.61	$638.26
Industrial	3,182	2,852	3,213	$297.39	$217.95	$429.14

	5,206	4,967	5,042	$290.20	$226.73	$438.43

Nitrogen gross margin variance attributable to:
Dollars (millions)

	2010 vs 2009
	Change in	Change in Prices/Costs
	Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Ammonia	$9.8	$238.5	$(81.5)	$166.8
Urea	(11.3)	59.0	(18.7)	29.0
Solutions, nitric acid, ammonium nitrate	24.1	73.0	15.6	112.7
Hedge	—	—	(0.6)	(0.6)
Change in product mix	40.2	(40.1)	(3.4)	(3.3)

Total manufactured product	$62.8	$330.4	$(88.6)	304.6
Other miscellaneous and purchased product				13.4

Total				$318.0

38 PotashCorp 2010 Financial Review

Nitrogen Performance: 2010 vs 2009
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):
Net sales prices
é	Realized prices increased as a result of tight global supplies, higher production costs in key producing regions (Ukraine and Western Europe) and stronger agriculture and industrial demand in 2010.
Sales volumes
é	Ammonia rose slightly due to improved industrial demand. Further volume increases were limited as ammonia was used internally to upgrade to other nitrogen and phosphate products.

ê	Urea decreased due to less supply being available for sale (59-day turnaround at our Lima, Ohio facility in 2010, an interruption at Augusta, Georgia and lower inventories).

é	Nitrogen solutions increased as a result of better crop economics and our ability to increase production at our Geismar, Louisiana facility to meet demand.

é	Nitric acid increased as a result of a stronger US economy and improved industrial demand for downstream products.
Cost of goods sold
ê	Average natural gas costs in production, including our hedge, increased 32 percent. Natural gas costs in Trinidad production rose 69 percent while our US spot costs for natural gas in production increased 15 percent.

ê	Ammonia and urea cost of goods sold variances were negative while the other product lines were positive due to relatively lower-cost ammonia being used in the other product lines at our Geismar, Louisiana facility.
Market mix caused a variance of $40.2 million in sales volumes (favorable) and $40.1 million in net sales prices (unfavorable) due to higher sales volumes in lower-priced nitrogen solutions, nitric acid and ammonium nitrate being mostly offset by lower sales volumes for higher-priced urea.
2009 vs 2008
The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):
Net sales prices
ê	Realized prices decreased sharply due to declining crop commodity prices, lower energy costs and weak industrial and agricultural demand that resulted from cautious customer buying behavior during the global economic crisis.
PotashCorp 2010 Financial Review 39

 Sales volumes
é	Fertilizer sales tonnes increased in 2009 due to more Trinidad production available this year.

ê	Non-fertilizer sales tonnes decreased, largely as a result of weakened industrial demand associated with the global economic crisis.

é	Urea sales were up due to higher shipments to offshore markets.

ê	Ammonia sales were down due to soft industrial demand, the redirection of Trinidad production to higher-margin urea and decreased demand from North American customers for direct application and solid phosphate fertilizers.

ê	Nitrogen solutions sales volumes were down 5 percent in 2009 due to weak customer demand caused by late spring and compressed fall application seasons. We also curtailed production due to poor market conditions.

ê	Nitric acid and ammonium nitrate sales volumes decreased 23 percent and 11 percent, respectively, due to reduced industrial demand in the US. Some customers’ facilities operated at substantially lower rates due to the effects of the weak economy on consumer goods and durables and commercial explosives businesses.
 Cost of goods sold
é	Cost of goods sold was lower mainly due to the decrease in average natural gas costs in production, including hedge. Natural gas costs in Trinidad production decreased 62 percent while our US spot costs for natural gas in production decreased 55 percent.

ê	Losses from our US natural gas hedging activities were incurred in 2009 while gains were realized in 2008.

é	Lower natural gas costs were offset somewhat by higher turnaround costs in 2009 that were not incurred in 2008, and additional costs associated with a fire at one of our Trinidad plants in March 2009.
Nitrogen Production
(million tonnes)

	Annual		Production
	Capacity	2010	2009	2008

Ammonia [1]
Trinidad	2.177	2.194	1.858	1.785
Augusta GA	0.713	0.693	0.690	0.674
Lima OH	0.599	0.482	0.555	0.538

Total	3.489	3.369	3.103	2.997

Urea Solids
Trinidad	0.709	0.709	0.674	0.633
Augusta GA	0.471	0.335	0.382	0.358
Lima OH	0.353	0.253	0.353	0.314
Geismar LA	—	—	—	—

Total	1.533	1.297	1.409	1.305

Nitrogen Solutions [2]
Trinidad	—	—	—	—
Augusta GA	0.581	0.358	0.254	0.317
Lima OH	0.227	0.084	0.105	0.078
Geismar LA	1.028	0.524	0.291	0.477

Total	1.836	0.966	0.650	0.872

Nitric Acid [1,3]
Trinidad	—	—	—	—
Augusta GA	0.604	0.580	0.503	0.592
Lima OH	0.117	0.096	0.080	0.097
Geismar LA	0.844	0.639	0.440	0.599

Total	1.565	1.315	1.023	1.288

Ammonium Nitrate Solids
Trinidad	—	—	—	—
Augusta GA	0.576	0.504	0.511	0.576
Lima OH	—	—	—	—
Geismar LA	—	—	—	—

Total	0.576	0.504	0.511	0.576

Employees
Trinidad	423
Augusta GA	126
Lima OH	132
Geismar LA	64

Total	745 [4]

[1]	A substantial portion is upgraded to value-added products.

[2]	Based on 32% N content

[3]	As 100% HNO3 tonnes

[4]	406 contract employees work at the nitrogen plants, for a total workforce of 1,151.
40 PotashCorp 2010 Financial Review

Key Performance Drivers
GOAL Create superior long-term shareholder value
2010 Performance

Targets	Exceed total shareholder return (TSR) performance for our sector* and the DAXglobal Agribusiness Index	Achieved ●	Our TSR of 43 percent exceeded the 40 percent return of our sector* and the 20.6 percent of the DAXglobal Agribusiness Index

	Exceed cash flow return (CFR)** on investment for our sector*	Not Achieved ◐	CFR was 18.2 percent, slightly below that of our sector*

	Remain in the top quartile of governance practices as measured by predetermined external reviews	Achieved ●	We ranked in the top quartile in all predetermined reviews

2011 Targets	Exceed total shareholder return performance for our sector* and the DAXglobal Agribusiness Index

Exceed cash flow return on investment for our sector*

Remain in the top quartile of governance practices as measured by predetermined external reviews
GOAL Be the supplier of choice to the markets we serve
2010 Performance

Target	Outperform competitors on quality and service as measured by independent customer surveys	Achieved ●	We outperformed our competitors in all quality and service categories

2011 Targets	Outperform competitors overall on quality and service as measured by independent customer surveys

Reduce the number of product tonnes involved in customer complaints below the average of the prior three years
GOAL Build strong relationships with and improve the socioeconomic well-being of our communities
2010 Performance

Targets	Achieve 4 (performing well) out of 5 on community leaders’ surveys	Not Achieved ○	We scored 4 or better on all community surveys with the exception of Saskatoon

	Achieve a 10 percent increase in employee participation in the matching gift program and a 10 percent increase in matching gift donations from 2009 levels	Partially Achieved ◐	Employee participation and matching gift donations exceeded 2009 levels by 9 percent and 14 percent, respectively

	Invest up to 1 percent of after-tax earnings (on a five-year rolling average) in communities and other philanthropic programs	Achieved ●	Our annual philanthropic donations were 1.3 percent of the five-year average of after-tax earnings

2011 Targets	Achieve 4 (performing well) out of 5 on community leaders’ surveys

Achieve a 10 percent increase in employee participation in the matching gift program

Invest 1 percent of consolidated income before income taxes (on a 5-year rolling average) in community initiatives

Achieve 60 percent local purchasing, excluding major expansions, energy, raw materials and transportation

*	Sector: Weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM, Uralkali and Yara for most recent four fiscal quarters available.

**	See reconciliation and description of certain non-GAAP measures on Page 78.
PotashCorp 2010 Financial Review  41

GOAL Attract and retain talented, motivated and productive employees who are committed to our long-term goals
2010 Performance

Targets	Achieve an average employee engagement score of at least 75 percent on the annual survey	Not Achieved ○	The average employee engagement score was 73 percent

	Fill at least 75 percent of senior staff openings with internal candidates	Achieved ●	We filled 94 percent of our senior staff openings with internal candidates

	Achieve an acceptance rate of 85 percent on all external staff-level employment offers made	Achieved ●	We had an acceptance rate of 86 percent for all external staff-level employment offers made

2011 Targets	Achieve an average employee engagement score of at least 75 percent on the annual survey

Fill at least 75 percent of senior staff openings with internal candidates

Achieve an acceptance rate of 85 percent on all external staff-level employment offers made
GOAL Achieve no harm to people and no damage to the environment
2010 Performance

Targets	Reduce total site* severity injury rate** by 35 percent from 2008 levels by the end of 2012	Achieved ●	On track. We have achieved a 62 percent reduction from 2008 through 2010

	Achieve zero life-altering injuries at our sites	Achieved ●	We had no life-altering injuries at our sites in 2010

	Reduce company-wide greenhouse gas (GHG) emissions per tonne of product by 10 percent by the end of 2012, compared to 2007	Achieved ●	On track. We have plans in place to install GHG controls at one of the nitric acid plants in 2011 to meet our target in 2012

	Reduce total reportable incidents (releases, permit excursions and spills) by 30 percent from our 2009 levels	Not Achieved ○	We achieved a 9 percent reduction from 2009 levels

2011 Targets	Reduce total site* severity injury rate** by 35 percent from 2008 levels by the end of 2012

Achieve zero life-altering injuries at our sites

Reduce company-wide greenhouse gas emissions per tonne of product by 10 percent by end of 2012, compared to 2007

Reduce total reportable releases, permit excursions and spills by 10 percent from 2010 levels

Maintain or reduce company-wide water usage per tonne of product from 2010 levels

*	Total site includes PotashCorp employees, contract employees and all others on site.

**	Severity injury rate is the total of lost-time injuries and modified work injuries for every 200,000 hours worked.
42 PotashCorp 2010 Financial Review

Rewarding Results
Our Philosophy
We believe the executive compensation program designed by our Board of Directors:
•	Attracts, retains and motivates world-class talent;

•	Links much of executive compensation to performance that drives long-term shareholder value;

•	Aligns executive interests with shareholders through stock ownership requirements; and

•	Does not promote a higher corporate risk profile.

This program is discussed in depth in the Compensation Discussion and Analysis section of our 2011 Proxy Circular.
Our Compensation Structure
The program’s key elements are base salary, short-term incentives, performance units granted under a medium-term incentive plan (MTIP) and performance stock options under a long-term incentive plan.
To emphasize performance-based compensation, we benchmark total cash compensation levels (salary and annual short-term incentive targets) to the median of a peer group of companies and provide the opportunity to earn total compensation above the median through medium-and long-term incentive plans. Medium-and long-term variable components comprised of MTIP units and performance stock options account for approximately 58 percent of executive compensation, short-term incentives for about 16 percent and base salary 26 percent. The Chief Executive Officer’s compensation package is weighted even more heavily toward medium- and long-term compensation.
Our board has designed our plans with the key principles that our shareholders should earn a return before our executives can earn incentive compensation and that the payouts are in proportion to our shareholder returns. As a result, we emphasize pay-for-performance, with “at risk” components of total compensation linked directly to the enhancement of cash flow return and total shareholder return. Certain performance measurements must be achieved before vesting will occur in our MTIP and performance option plans. In addition, it is important that compensation be affordable and properly aligned with the performance of the company. With the assistance of our independent compensation consultant, the board conducts annual reviews to ensure compensation practices are meeting these important requirements.

	Compensation			Performance
Category	Element	Form	Eligibility	Period	Determination

Base Salary	Salary	Cash	All salaried employees	Annual	• For executive officers, targets are set to the median of comparator companies, adjusted to reflect individual responsibility and performance.

At Risk Compensation	Short-term incentives (STIP)	Cash	All executives, most salaried staff and hourly union and non-union employees	1 year	• Based on achieving board-established cash flow return metric; our operating sites’ STIP programs also require achievement of certain safety and environmental targets.

•     No payout for achieving less than 50 percent of target; maximum payout is capped at two times target regardless of cash flow return achieved, subject to adjustment (+/-30 percent) based on individual performance.

	Medium-term incentives (MTIP)	Performance share units	All executives and senior management (74 people)	3 years	• One-half of payout based on absolute total shareholder return[1] and half based on our TSR relative to peer group index[2].

•     No payout if minimum performance objectives are not achieved; maximum payout on each component is capped at 150 percent of target; maximum price escalation is capped at three times the starting price over the three-year performance period.

	Long-term incentives (Performance Option Plan)	Performance options	All executives, senior management and other selected management (270 people)	3 years (vesting) 10 years (option term)	• Performance options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
• Value of options based on share price appreciation over 10-year option period.
• Awarded once per year, following shareholder approval; no off-cycle option grants during the year.

[1]	TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made. It has two components: (1) growth in share price and (2) related dividend income on the shares.

[2]	January 1, 2009-December 31, 2011: DAXglobal Agribusiness Index
PotashCorp 2010 Financial Review 43

Aligning Compensation With Company Goals
At PotashCorp, accountability is a core value. To that end, we annually set targets that reflect the interests of our stakeholders and then measure our performance. We design our compensation plans to help drive achievement of our goals and objectives:

Goal	Discussion
1. Create superior long-term shareholder value	All at-risk incentive compensation plans are based on TSR or a highly correlated measure.

2. Be the supplier of choice to the markets we serve	The STIP is based on annual board-approved goals for sales, productivity and profitability. Achieving them requires us to meet the needs of customers throughout the period.

3. Build strong relationships with and improve the socioeconomic well-being of our communities	The company’s new policy of investing 1 percent of pre-tax earnings on a five-year rolling average in the communities in which we work and other philanthropic programs requires strong, sustained earnings.

4. Attract and retain talented, motivated and productive employees who are committed to our long-term goals	Target compensation is competitive with the industry average. Executives are motivated to achieve strong results through opportunities to earn above target based on company and individual performance.

5. Achieve no harm to people and no damage to the environment	At all plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental performance.
Managing Risk
The Board of Directors is responsible for executive compensation, with support from the compensation committee, whose members are independent and employ an independent compensation consultant, Towers Watson. The committee is responsible for all compensation issues relating to our directors and senior officers. As part of this overall responsibility and with assistance from Towers Watson, in 2010 we evaluated our policies and practices for compensating employees, including named executive officers, to assess the relationship between compensation and organizational risk. Based on this evaluation, we believe that our compensation programs do not encourage excessive risk-taking, and we have not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the company.
Shareholder Engagement
The committee considers it a serious responsibility to maintain full transparency and garner feedback from our shareholders on our executive compensation program. In 2010, we reached out to stakeholders through our website, which included video interviews with the Chair of the Board of Directors and the Chair of the compensation committee on our executive compensation program. Additionally, we provided an opportunity for our stakeholders to comment through a survey. Please visit www.potashcorp.com to view the results, and participate in the 2011 survey.
44 PotashCorp 2010 Financial Review

Risk Management
Managing Risks to Our Fertilizer Enterprise
We must effectively manage all risks associated with our business goals and activities, which have been established to successfully execute our corporate strategy. After evaluating risks for their severity and likelihood to adversely affect the company, we prioritize them and determine the most appropriate responses among accept, control, share, transfer, diversify or avoid.
Global Risk Environment
The risks that can threaten our business are integrated, and affect each other. Only by understanding the inherent risks within each risk category can we design and implement mitigation activities so we can execute our strategies and meet our business goals within acceptable residual risk tolerances.
Six categories of risks have been identified within our global environment: market/business, distribution, operational, financial/ information technology, regulatory and integrity/empowerment. However, damage to our reputation is the most severe risk faced by PotashCorp, and it could ultimately impede our ability to execute our corporate strategy. To mitigate this risk, we strive continually to build goodwill through a commitment to sustainability, transparency, effective communication and corporate governance best practices.
Risk Methodology and Ranking Matrix
After identifying an inherent risk, we assess it against our risk ranking matrix as if no mitigation measures had been taken. Through the matrix, we weigh the severity and likelihood of such a potential event, and establish relative risk levels from A through E to guide our mitigation activities.
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
Residual risk remains after mitigation and control measures are applied to an identified inherent risk. We endeavor to be fully aware of all potential inherent risks that could adversely affect PotashCorp, and to choose appropriately the levels of residual risk we accept.
PotashCorp Risk Management Ranking Methodology

Risk Ranking Matrix			SEVERITY OF CONSEQUENCE
			1	2	3	4	5
			Negligible	Low	Acceptable	Major	Extreme
LIKELIHOOD OR FREQUENCY	5	Probable (0-6 months)	C	B	B	A	A
	4	High (6 months-2 years)	D	C	B	B	A
	3	Medium (2-10 years)	D	D	C	B	B
	2	Low (10-50 years)	E	D	D	C	B
	1	Remote (> 50 years)	E	E	D	D	C

PotashCorp 2010 Financial Review 45

Risk Governance
The roles and responsibilities of the various participants in our risk management program are outlined in our risk governance structure.
Board of Directors:
•	Oversees the risk management process primarily through its committees:
-	The audit committee monitors the company risk management process quarterly, or more frequently if required, focusing primarily on financial and regulatory compliance risk.

-	The safety, health and environment committee and corporate governance and nominating committee focus primarily on risks in their areas of oversight.

-	The compensation committee focuses on risks in its area of oversight, including assessment of compensation programs to ensure they do not incentivize increased corporate risk (See Rewarding Results, Page 43).
Risk management committee:
•	Comprised of senior management, this committee ensures that our overall risk profile associated with our corporate strategy and business goals is being addressed.

•	Establishes the risk management process to identify, measure, manage, monitor and disclose risks.

•	Maintains our company-wide risk management framework, and regularly reviews our risk management policy and regulatory requirements.

•	Reports quarterly, or more frequently if required, to the CEO and the audit committee on all significant risks, including new or increased risks resulting from changes in operations or external factors.

•	Reports to the Board of Directors at an annual presentation and discussion on risk management.
Internal audit:
•	Provides independent and objective assurance and consulting services to evaluate and report to management and the audit committee on the effectiveness of governance, risk management and control processes.
Internal control compliance team:
•	Ensures identification and management of risks related to internal controls over financial reporting by reviewing and testing such controls.
Business segments:
•	Identify and manage risks within their areas of responsibility.
Risk governance structure
Key Risks by Operating Segments
Risks specific to our operating segments are discussed at length in their respective sections within this report, and listed briefly below:
46 PotashCorp 2010 Financial Review

2010 Financial Overview

This section provides an overview of our financial performance based on our consolidated financial statements on Pages 86 to 141. We report our results of operations in three business segments: potash, phosphate and nitrogen. These segments are differentiated by the chemical nutrient contained in the product that each produces. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

We include net sales in our segment disclosures in the consolidated financial statements pursuant to Canadian generally accepted accounting principles (Canadian GAAP), which require segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and the related per-tonne amounts) are primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. The following financial overview evaluates the company on a non-segment basis, except for fourth-quarter analysis. Detailed financial analyses of our three business segments are set out on Pages 26 to 28 for potash, Pages 32 to 34 for phosphate and Pages 38 to 40 for nitrogen.

All references to per-share amounts pertain to diluted net income per share (EPS) as described in Notes 23 and 33 to the consolidated financial statements, which includes the effect of our stock split.

Dollars (millions), except per-share and percentage amounts
				% Increase (Decrease)
	2010	2009	2008	2010	2009
Sales	$6,538.6	$3,976.7	$9,446.5	64	(58)
Gross Margin	2,625.0	1,014.6	4,860.8	159	(79)
Operating Income	2,548.1	1,180.8	4,588.5	116	(74)
Net Income	1,806.2	980.7	3,465.9	84	(72)
Net Income per Share	1.98	1.08	3.64	83	(70)
Other Comprehensive Income (Loss)	595.5	990.9	(1,521.0)	(40)	n/m

n/m = not meaningful

PotashCorp 2010 Financial Review 47

2010 Earnings Compared to Guidance

The company’s initial midpoint estimate for 2010 EPS, based on the Outlook and assumptions described in our 2009 Financial Review Annual Report, was approximately $1.50. The final result was $1.98. The primary causes of this variance from our guidance midpoint were:

Cause	Effect on EPS
Potash offshore realized prices	$(0.05)
Potash North America realized prices	0.05
Potash offshore sales volumes	0.16
Potash North America sales volumes	0.10
Increased potash royalties	(0.01)
Decreased potash costs due to foreign exchange	0.02
Increased brine inflow and other potash costs	(0.03)
Increased provincial mining taxes	(0.01)

Subtotal potash	0.23

Phosphate realized prices	0.17
Phosphate sales volumes	0.01
Decreased sulfur input costs	0.03
Increased ammonia input costs	(0.06)
Increased rock costs	(0.03)
Decreased other phosphate costs	0.01

Subtotal phosphate	0.13

Nitrogen realized prices	0.12
Manufactured nitrogen sales volumes	0.01
Increased cost of natural gas	(0.06)
Decreased other nitrogen costs (exclusive of cost of natural gas)	0.08

Subtotal nitrogen	0.15

BHP response costs	(0.07)
Increase in other income	0.10
Increase in selling and administrative	(0.01)
Increase in interest expense	(0.02)
Foreign exchange variance	(0.01)

Subtotal other	(0.01)

Subtotal of the above	0.50
Reduction in weighted average number of shares outstanding	0.02
Lower income tax rate on ordinary income	0.03
Discrete items impacting income taxes	(0.07)

Total variance from 2010 EPS guidance	$0.48

2010 Earnings Compared to 2009

The company’s EPS for 2009 was $1.08. The final EPS for 2010 was $1.98. The primary causes of this increase from last year’s actual results were:

Cause	Effect on EPS
Potash offshore realized prices	$(0.41)
Potash North America realized prices	(0.30)
Potash offshore sales volumes	0.93
Potash North America sales volumes	0.77
Increased potash royalties	(0.03)
Increased potash costs due to foreign exchange	(0.07)
Decreased brine inflow and other potash costs	0.03
Increased provincial mining taxes	(0.04)

Subtotal potash	0.88

Phosphate realized prices	0.16
Phosphate sales volumes	0.12
Decreased sulfur input costs	0.02
Increased ammonia input costs	(0.01)
Increased rock costs	(0.04)
Increased other phosphate costs	(0.05)

Subtotal phosphate	0.20

Nitrogen realized prices	0.29
Manufactured nitrogen sales volumes	0.05
Increased cost of natural gas	(0.07)
Decreased other nitrogen costs (exclusive of cost of natural gas)	0.01

Subtotal nitrogen	0.28

BHP response costs	(0.06)
Decrease in other income	(0.03)
Increase in selling and administrative	(0.04)
Decrease in interest expense	0.02
Foreign exchange variance	(0.05)

Subtotal other	(0.16)

Subtotal of the above	1.20
Reduction in weighted average number of shares outstanding	–
Higher income tax rate on ordinary income	(0.08)
Discrete items impacting income taxes	(0.22)

Total variance from 2009 EPS	$0.90

48 PotashCorp 2010 Financial Review

Expenses & Other Income

Dollars (millions), except percentage amounts				% Increase (Decrease)
	2010	2009	2008	2010	2009
Selling and administrative	$228.1	$183.6	$188.4	24	(3)
Provincial mining and other taxes	76.5	29.0	543.4	164	(95)
Foreign exchange loss (gain)	16.8	(35.4)	(126.0)	n/m	(72)
Other income	244.5	343.4	333.5	(29)	3
Interest expense	99.1	120.9	62.8	(18)	93
Income taxes	642.8	79.2	1,059.8	712	(93)
Other comprehensive income (loss)	595.5	990.9	(1,521.0)	(40)	n/m

n/m = not meaningful

2010 vs 2009
Selling and administrative expenses increased due to higher accruals for our medium-term incentive plan (the price of our common shares increased during 2010), higher accruals for our short-term incentive plan (as a result of our financial performance being above budget compared to being below budget in 2009), more community and public affairs expenses, and higher salaries and benefits (general salary increases).

Provincial mining and other taxes are comprised mainly of the Saskatchewan Potash Production Tax (PPT) and a resource surcharge. The PPT is comprised of a base tax per tonne of product sold and an additional tax based on mine profit, which is reduced by potash capital expenditures. The resource surcharge is a percentage of the value of the company’s Saskatchewan resource sales. The resource surcharge rose as a result of higher potash sales revenue in 2010. No PPT was paid in 2010 due to a loss carryforward and a significant deduction for potash capital expenditures. In 2009, lower mine profits and large potash capital expenditures resulted in no PPT. Lower potash sales revenue in 2009 decreased the resource surcharge.

Foreign exchange losses occurred in 2010 as compared to a gain in 2009. The Canadian dollar appreciated in 2010, impacting the translation of our net monetary liability exposure. In 2009, gains resulted primarily from the effect of the Canadian dollar’s strengthening on the company’s excess income tax instalment payments in Canada.

Other income decreased as a gain on disposal of auction rate securities in 2009 did not repeat in 2010 and costs incurred in connection with and in response to the unsolicited offer to purchase all of the company’s common shares commenced by BHP Billiton Plc in August 2010 (the “BHP Offer”) exceeded the combination of a special dividend received from ICL in 2010 (not received last year) and an increase in our share of earnings in SQM and APC.

The interest expense category decreased as higher capitalized interest (due to increased investments in property, plant and equipment) and lower interest expense on short-term debt obligations exceeded the increase in interest expense on long-term debt obligations. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:

Dollars (millions), except percentage amounts
	2010	2009	Change		% Change
Long-term debt obligations, including current portion
Weighted average outstanding	$3,496.4	$3,002.2	$494.2		16
Weighted average interest rate	5.7%	4.6%	1.1%		24
Short-term debt obligations
Weighted average outstanding	$536.2	$603.5	$(67.3)		(11)
Weighted average interest rate	0.5%	1.6%	(1.1%	)	(69)

The weighted average interest rate on long-term debt obligations increased due to the higher proportion of long-term senior notes with higher interest rates in 2010, while in 2009 the proportion of borrowings outstanding under our revolving long-term credit facilities, with lower interest rates, was higher than in 2010. Rates on short-term debt obligations were higher in 2009 as a result of the global financial crisis, which reduced market liquidity and increased the cost of short-term borrowings.

Income taxes increased due to higher income before taxes. The annual effective tax rate on ordinary earnings increased in 2010 due mainly to a greater proportion of earnings, particularly in Canada, being subject to tax within higher tax jurisdictions. The effective tax rate including discrete items increased to 26 percent in 2010 from 7 percent in 2009. Total discrete tax adjustments that impacted the rates were $55.1 million (2009 – $(141.5) million). Significant items recorded included the following:

•	In 2010, a current tax expense of $81.4 million and a future tax recovery of $45.7 million to adjust the 2009 income tax provision to the income tax returns filed during 2010;

•	In 2009, a future tax recovery of $119.2 million for a tax rate reduction resulting from an internal restructuring;

PotashCorp 2010 Financial Review 49

•	A current tax recovery of $47.6 million in 2009 that related to an increase in permanent deductions in the US from prior years;

•	In 2009, a future tax expense of $24.4 million related to a functional currency election by the parent company for Canadian income tax purposes.

Excluding discrete items for 2010, 70 percent of the effective tax rate pertained to current income taxes and 30 percent related to future income taxes. The change from the current income tax recovery of 3 percent and future income taxes of 103 percent in 2009 was largely due to higher income before taxes.

Other comprehensive income decreased as the fair value of our investment in ICL did not increase as much in 2010 as in 2009, the fair value of our investment in Sinofert fell during 2010 (rose in 2009) and the fair value of hedge-accounted natural gas derivatives declined further in 2010 due to falling natural gas prices.

2009 vs 2008
Selling and administrative expenses decreased slightly since accruals for our short-term incentive plan were lower as our financial performance was below budget. Decreases in the value of our stock option grants (due to a change in the compensation formula, causing the number of options to be reduced compared to what would have resulted in 2008) were offset by increases in the value of deferred share units (the price of our common shares increased during 2009 compared to a decrease during 2008).

Provincial mining and other taxes fell significantly due to reduced potash profits and increased expenditures made on potash expansion projects. Those expenditures can be deducted against our Saskatchewan Potash Production Tax, comprised of a base tax per tonne of product sold and an additional tax based on mine profits, which were significantly lower than in 2008. The profit tax is calculated on a per-tonne basis and is reduced by capital expenditures (almost all of which are grossed up by 20 percent for profit tax purposes).

Foreign exchange gain fell. The Canadian dollar’s value appreciated in 2009 (depreciated in 2008) and a functional currency income tax election substantially reduced our net monetary exposure. Foreign exchange gains resulted in 2009 primarily from the impact of the company making excess income tax instalment payments during the first half of the year. The US dollar value of the income taxes receivable increased throughout the second half of the year as the Canadian dollar strengthened, thereby causing a gain.

Other income increased slightly. Our share of earnings in APC and SQM and dividends from ICL were lower in 2009 than 2008 due to decreased earnings in these companies as a result of lower potash sales. This was more than offset by a gain on disposal of auction rate securities pursuant to the settlement of an arbitration claim. In 2008, there was a provision for other-than-temporary impairment of auction rate securities.

The interest expense category increased. Weighted average balances of debt obligations outstanding and the associated interest rates were as follows:

Dollars (millions), except percentage amounts
	2009	2008	Change		% Change
Long-term debt obligations, including current portion
Weighted average outstanding	$3,002.2	$1,387.8	$1,614.4		116
Weighted average interest rate	4.6%	6.5%	(1.9%	)	(29)
Short-term debt obligations
Weighted average outstanding	$603.5	$798.5	$(195.0)		(24)
Weighted average interest rate	1.6%	2.4%	(0.8%	)	(33)

Average interest rates on long-term debt declined due to lower rates on borrowings under our credit facilities classified as long-term during 2009 that did not exist in 2008. Average interest rates on our senior notes were lower due to the issuance of senior notes with lower interest rates during 2009. This was partially offset by more capitalized interest in 2009.

Income taxes decreased, due primarily to lower income before income taxes. The effective tax rate, including discrete items, for 2009 was 7 percent (2008 – 23 percent). The rate decreased due to a higher percentage of Canadian earnings being subject to a lower future tax rate, increased permanent deductions shielding a higher percentage of earnings and less income being earned in higher-tax jurisdictions. Total discrete tax adjustments that impacted the rates were $(141.5) million (2008 – $(54.2) million). Significant items recorded included the following:

•	In 2009, a future tax recovery of $119.2 million for a tax rate reduction resulting from an internal restructuring;

•	A current tax recovery of $47.6 million in 2009 that related to an increase in permanent deductions in the US from prior years. In 2008, income tax recoveries of $71.1 million that related to an increase in permanent deductions in the US from prior years;

•	In 2009, a future tax expense of $24.4 million related to a functional currency election by the parent company for Canadian tax purposes.

For 2009, there was a current income tax recovery of 3 percent and 103 percent related to future income taxes (excluding discrete items). The decrease in the current income tax provision from 90 percent in 2008 was largely due to lower consolidated earnings in 2009 and, in the US, a loss carryback and accelerated deductions for certain capital expenditures.

50 PotashCorp 2010 Financial Review

Other comprehensive income was positive in 2009 as the fair value of our investments in ICL and Sinofert increased. In 2008, the reduction in fair value of these investments combined with a decline in the fair value of our natural gas hedging derivatives led to a loss.

Impact of Foreign Exchange

Due to the international nature of our operations, we incur costs and expenses in foreign currencies other than the US dollar. The exchange rates of such currencies have varied substantially over the last three years. The sharp movements in the US dollar have had a significant impact on costs and expenses incurred in other currencies, which are translated into US dollars for financial reporting purposes. In Canada, our revenue is earned and received in US dollars while the cost base for our potash operations is predominantly in Canadian dollars.

We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities.

The following table shows the impact of foreign exchange on net income. Positive numbers represent an increase to net income while numbers in brackets are a decrease to net income.

Impact on Net Income

Dollars (millions), except per-share amounts
	2010	2009
Foreign exchange impact on operating costs before income taxes [1]	$(15.7)	$(42.1)
Foreign exchange impact on conversion of balance sheet and treasury activities before income taxes	(16.8)	35.4
Net income decrease before income taxes	(32.5)	(6.7)
Diluted net income per share decrease before income taxes	(0.04)	–

[1]	Assumes the 2010 exchange rate had remained at the 2009 year-end rate of 1.0466 (compared to 0.9946 at December 31, 2010), and the 2009 exchange rate had remained at the 2008 year-end rate of 1.2246.

PotashCorp 2010 Financial Review 51

Quarterly Results

Quarterly Results and Review of Fourth-Quarter Performance

(unaudited, in millions of US dollars except per-share amounts)
	2010					2009
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$1,713.6	$1,437.8	$1,575.0	$1,812.2	$6,538.6	$922.5	$856.0	$1,099.1	$1,099.1	$3,976.7
Less: Freight	105.2	64.1	81.1	85.4	335.8	37.6	38.9	53.7	60.8	191.0
Transportation and distribution	49.9	35.0	37.9	29.0	151.8	27.0	37.7	36.3	27.1	128.1
Cost of goods sold	843.4	755.1	892.7	934.8	3,426.0	629.8	610.3	664.4	738.5	2,643.0
Gross margin	715.1	583.6	563.3	763.0	2,625.0	228.1	169.1	344.7	272.7	1,014.6
Operating income	662.1	669.0	539.2	677.8	2,548.1	216.9	284.3	356.9	322.7	1,180.8
Net income	449.2	472.0	402.7	482.3	1,806.2	307.4	186.2	247.9	239.2	980.7
Other comprehensive income (loss)	80.7	(846.8)	880.2	481.4	595.5	37.0	404.5	123.9	425.5	990.9
Net income per share	0.49	0.52	0.44	0.54	1.98	0.34	0.20	0.27	0.26	1.08

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

Sales volumes for almost all major product categories improved in the fourth quarter of 2010 compared to the same period of 2009, as did prices for most phosphate and nitrogen products, resulting in higher gross margin. Cash provided by operating activities was $799.9 million in the fourth quarter of 2010 compared to $568.1 million in the same quarter of the previous year.

Highlights of our 2010 fourth quarter compared to the same quarter in 2009 include:

•	Potash sales volumes moved higher as buyers returned to historical purchasing patterns after the unprecedented decline in demand during the global financial crisis in 2009. Our sales increased 63 percent to North American markets and 157 percent to offshore markets. Canpotex sold 20 percent of its volumes to China, 37 percent to other Asian countries, 27 percent to Latin America and 12 percent to India; the remaining volumes were sold to other regions. Average total potash prices were down from the fourth quarter of 2009 although price increases announced near the end of 2010 were starting to be realized. Total potash cost of goods sold was lower due to overhead costs being allocated over higher production tonnes and partially offset by a stronger Canadian dollar that increased costs. In 2009, cost of goods sold was impacted by lower production and a stronger Canadian dollar.

•	Phosphate fourth-quarter gross margin increased due to improved agricultural fundamentals. Tight supplies and strong demand pushed prices higher through the fourth quarter of 2010. Prices for fertilizer and feed products were higher in 2010’s fourth quarter while our industrial segment prices, which are tied to cost-plus or market index provisions that lag current market conditions, declined. Sales volumes exceeded those in the fourth quarter of 2009, primarily due to improved demand for liquid and solid fertilizers. Cost of goods sold increased, mainly due to higher costs of sulfur and ammonia.

•	Improved demand for agricultural and industrial nitrogen products resulted in nitrogen sales volumes increasing compared to the same period of the previous year for all products except urea, which declined due to turnarounds and the allocation of available nitrogen production to products providing higher gross margin. Favorable agricultural fundamentals and improving industrial demand pushed average realized prices higher for all nitrogen products. Our total average cost of natural gas used in production, including our hedge, was $5.62 per MMBtu compared to $4.55 per MMBtu in 2009, resulting in an increase in cost of goods sold. With our Trinidad gas costs primarily indexed to the Tampa ammonia price, the increase in this

52 PotashCorp 2010 Financial Review

benchmark raised our costs for this key input, while improved demand for natural gas since the fourth quarter of 2009 has driven prices higher for our US production facilities.

•	Selling and administrative expenses were higher in fourth-quarter 2010 due mainly to an increase in community and public affairs expenses.

•	Provincial mining and other taxes rose, due primarily to higher revenues which resulted in an increase to the resource surcharge paid.

•	Foreign exchange losses in 2010 were the result of our net monetary liabilities being translated at a higher Canadian dollar exchange rate. A foreign exchange gain resulted in 2009 primarily from the impact of a strengthening Canadian dollar on the company’s excess income tax instalment payments for the year in Canada.

•	Other income was lower as costs were incurred to respond to the BHP Offer in the current year, and a recovery on a pension valuation in 2009 did not repeat in 2010.

•	Interest expense decreased due to a higher proportion of interest being capitalized. Lower interest expense on short-term debt obligations (fewer issuances of commercial paper) more than offset higher interest expense on long-term debt obligations (senior notes issued in fourth-quarter 2010 at higher rates).

•	The effective tax rate, including discrete items, was 26 percent (2009 – 15 percent). Included in this rate in fourth-quarter 2010 was an expense of $8.9 million to adjust historical amounts related primarily to purchase accounting, inventory and goodwill as well as a $1.6 million expense to adjust the 2009 income tax provision to the income tax returns filed during the quarter. In 2009, the rate included an expense of $8.6 million recorded during the fourth quarter related to currency fluctuations on the repayment of intercompany debt and a cumulative adjustment for a reduction in the tax rate.

•	Other comprehensive income increased as a result of increases in the fair value of our investment in ICL (partially offset by decreases in the fair value of our investment in Sinofert) and gains in natural gas hedging derivatives (improved natural gas prices during the fourth quarter) in 2010 compared to losses in 2009.

	Three Months Ended December 31
	Tonnes (thousands)			Average Net Sales Price per MT
			% Increase			% Increase
	2010	2009	(Decrease)	2010	2009	(Decrease)
Potash
Manufactured Product
North America	804	494	63	$383.68	$395.54	(3)
Offshore	1,575	612	157	$292.25	$287.63	2

Manufactured Product	2,379	1,106	115	$323.14	$335.83	(4)

Phosphate
Manufactured Product
Fertilizer – Liquids	320	263	22	$409.82	$302.22	36
Fertilizer – Solids	346	305	13	$525.06	$300.95	74
Feed	139	135	3	$505.37	$434.50	16
Industrial	160	151	6	$593.08	$659.90	(10)

Manufactured Product	965	854	13	$495.37	$386.23	28

Nitrogen
Manufactured Product
Ammonia	415	354	17	$441.07	$300.27	47
Urea	267	341	(22)	$396.16	$297.25	33
Nitrogen solutions, Nitric acid, Ammonium nitrate	595	437	36	$212.87	$152.00	40

Manufactured Product	1,277	1,132	13	$325.28	$242.14	34

PotashCorp 2010 Financial Review 53

Key Earnings Sensitivities

A number of factors affect the earnings of the company’s three nutrient segments. The table below shows the key factors and their approximate effect on EPS based on the assumptions used in the 2011 earnings guidance of $2.80 to $3.20 per share.

Effect
Input Cost Sensitivities		on EPS
NYMEX gas price increases by $1/MMBtu	Nitrogen	± 0.03

	Potash	− 0.01

Sulfur changes by $20/long ton	Phosphate	± 0.03

Canadian to US dollar strengthens by $0.01	Canadian operating expenses net of provincial taxes	− 0.00

	Translation gain/loss	− 0.01

Effect
Price and Volume Sensitivities		on EPS
Price	Potash changes by $20/tonne	± 0.15

	DAP/MAP changes by $20/tonne	± 0.02

Ammonia increases by $20/tonne
	• Nitrogen	± 0.02
	• Phosphate	− 0.00

	Urea changes by $20/tonne	± 0.02

Volume	Potash changes by 100,000 tonnes	± 0.02

	Nitrogen changes by 50,000 N tonnes	± 0.02

	Phosphate changes by 50,000 P2O5 tonnes	± 0.02

Financial Condition Review

As of December 31, 2010, total assets increased 21 percent while total liabilities rose 36 percent and total equity 6 percent compared to December 31, 2009.

Additions to property, plant and equipment related primarily to our potash capacity expansions and other potash projects (83 percent). Investments increased primarily due to the purchase of additional shares in ICL and the fair value of this investment rising throughout the year. The decrease in receivables was due primarily to the refund of income taxes receivable and provincial mining and other taxes receivable

54 PotashCorp 2010 Financial Review

exceeding increased trade receivables (a result of higher sales) and increased hedge margin deposits (a result of lower natural gas prices). The decrease in inventories was mainly the result of potash and was partially offset by increases in phosphate and nitrogen. Additional increases in assets pertained mainly to a higher cash balance.

The increase in short-term debt and current portion of long-term debt was the result of reclassifying our senior notes due May 31, 2011 as current and more commercial paper outstanding at the end of 2010. Long-term debt was higher as a result of the issuance of $1,000.0 million in senior notes in the fourth quarter of 2010. Payables and accrued charges rose mainly as a result of increases in income taxes payable (due to higher earnings coupled with lower required income tax instalments), accrued payroll (higher accruals for incentive plans as a result of our financial performance being above budget and a higher common share price), accrued provincial mining taxes (due to higher sales revenue) and accrued power, gas and sulfur costs (due to higher production levels). Other liabilities rose as a result of increases to asset retirement obligations, higher future income tax liabilities and a further reduction in the fair value of our natural gas derivatives due to falling natural gas prices.

Changes in equity were primarily the result of net income and other comprehensive income earned during 2010, which are described above. The impact of share repurchases reduced retained earnings.

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

Contractual Obligations and Other Commitments

Dollars (millions)
	December 31, 2010
	Payments Due by Period
	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations	$4,357.7	$601.8	$255.9	$1,000.0	$2,500.0
Estimated interest payments on long-term debt obligations	2,480.8	215.0	375.8	313.1	1,576.9
Operating leases	588.4	88.4	161.8	138.9	199.3
Purchase commitments	778.8	398.4	137.4	107.8	135.2
Capital commitments	621.1	447.9	172.7	0.5	–
Other commitments	112.3	44.3	40.4	8.0	19.6
Environmental costs and asset retirement obligations	356.5	26.6	49.8	37.9	242.2
Other long-term liabilities	1,385.8	67.1	90.9	70.1	1,157.7

Total	$10,681.4	$1,889.5	$1,284.7	$1,676.3	$5,830.9

PotashCorp 2010 Financial Review 55

Long-term debt
As described in Note 13 to the consolidated financial statements, long-term debt consists of $4,350.0 million of senior notes that were issued under US shelf registration statements, a net of $5.9 million under back-to-back loan arrangements and other commitments of $1.8 million payable over the next year.

Our senior notes have no sinking fund requirements and are not subject to any financial test covenants but are subject to certain customary covenants and events of default as described in Note 10 to the consolidated financial statements. The company was in compliance with all such covenants as at December 31, 2010, and at this time anticipates being in compliance with such covenants in 2011. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due in 2014, 2015, 2017, 2019, 2020, 2036 and 2040 at 101 percent of the principal amount of the senior notes repurchased, plus accrued interest.

The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2010.

Operating leases
We have long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The most significant operating leases consist of two items. The first is our lease of railcars, which extends to approximately 2030. The second is the lease of four vessels for transporting ammonia from Trinidad. One vessel agreement runs until 2018; the others terminate in 2016.

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

We have an agreement for the purchase of phosphate rock (expiring in 2011) used at our Geismar, Louisiana facility. The commitments included in the table on Page 55 are based on the expected purchase quantity and current net base prices.

Capital commitments
The company has various long-term contracts related to capital projects, the latest of which expires in 2014. The commitments included in the table on Page 55 are based on expected contract prices.

Based on anticipated exchange rates, during 2011 we expect to incur capital expenditures, including capitalized interest, of approximately $1,775 million for opportunity capital, approximately $310 million to sustain operations at existing levels and approximately $75 million for site improvements.

Other commitments
Other commitments consist principally of amounts relating to pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2018, and mineral lease commitments, the latest of which expires in 2031.

Asset retirement obligations
Commitments associated with our asset retirement obligations are expected to occur principally over the next 80 years for phosphate, and over a longer period for potash.

Other long-term liabilities
Other long-term liabilities consist primarily of accrued pension and other post-retirement benefits, future income taxes and environmental costs.

Future income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term future income tax liabilities have been reflected in the “over 5 years” category in the table on Page 55.

56 PotashCorp 2010 Financial Review

Sources and Uses of Cash
The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:

Dollars (millions), except percentage amounts				% Increase (Decrease)
	2010	2009	2008	2010	2009
Cash provided by operating activities	$2,999.0	$923.9	$3,013.2	225	(69)
Cash used in investing activities	(2,440.1)	(1,669.2)	(1,647.3)	46	1
Cash (used in) provided by financing activities	(532.4)	853.9	(1,808.6)	n/m	n/m

Increase (decrease) in cash and cash equivalents	$26.5	$108.6	$(442.7)	(76)	n/m

n/m = not meaningful

Dollars (millions), except ratio and percentage amounts
	December 31	December 31	December 31	% Increase (Decrease)
	2010	2009	2008	2010	2009
Current assets	$2,139.9	$2,271.7	$2,267.2	(6)	–
Current liabilities	(3,191.8)	(1,577.4)	(2,623.4)	102	(40)
Working capital	(1,051.9)	694.3	(356.2)	n/m	n/m
Current ratio	0.67	1.44	0.86	(53)	67

n/m = not meaningful

Liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings under our line of credit, commercial paper issuances and borrowings under our credit facilities. Working capital was negative due to the use of commercial paper to fund our share repurchases and one of our senior notes was reclassified to current liabilities (the senior notes are due within the next 12 months). Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, strategic investments, dividends, interest and principal payments on our debt securities, and share repurchases.

Cash provided by operating activities increased mainly due to higher net income and an increase in non-cash operating working capital changes, and was partially offset by a lower provision for future income tax. Increases in non-cash operating working capital were primarily the result of increased payables and decreased receivables (income taxes and provincial mining taxes were receivable in 2009). The increase to cash provided by operating activities was also affected by increases in depreciation and amortization, derivative instruments and a gain on disposal of auction rate securities in 2009 which did not repeat in 2010 offset, in part, by undistributed earnings of equity investees.

Cash used on additions to property, plant and equipment was higher than last year as our potash expansion projects continued. Approximately 83 percent (2009 – 73 percent) of our consolidated capital expenditures related to the potash segment. We spent additional funds in 2010 (none in 2009) to increase the level of our investment in ICL. In 2009 we received proceeds from the disposal of auction rate securities.

We issued $1,000.0 million of senior notes during the fourth quarter of 2010 compared to $2,000.0 million of senior notes issued in 2009. The net proceeds of these issuances were used for general corporate purposes, including the repurchase of our common shares pursuant to our share repurchase program. During 2010, we repurchased $1,999.7 million of our common shares (42,190,020 shares on a post-split basis and 14,063,340 on a pre-split basis) under our normal course issuer bid at an average cost of $47.40 on a post-split basis ($142.19 on a pre-split basis). No shares were repurchased in 2009.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months, exclusive of any possible acquisitions. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

PotashCorp 2010 Financial Review 57

Capital Structure & Management

Capital Structure

Dollars (millions), except as noted
	December 31	December 31
	2010	2009
Cash and cash equivalents	$411.9	$385.4

Short-term debt obligations	1,273.9	727.0
Current portion of long-term debt obligations	601.8	1.8
Long-term debt obligations	3,755.9	3,356.2
Deferred debt costs and swap gains	(53.1)	(36.9)

Total debt	5,578.5	4,048.1
Shareholders’ equity	$6,804.2	$6,439.8

Total debt to capital [1]	45%	39%

Fixed-rate debt obligations as a percentage of total debt obligations	77%	82%

Common shares outstanding	853,122,693	887,926,650
Stock options outstanding	32,121,309	38,128,275

Dividend payout ratio [2]	6%	12%

[1]	Total debt to capital calculated as total debt/(total debt + shareholders’ equity).

[2]	Dividend payout ratio calculated as dividends per share divided by basic net income per share.

Principal Debt Instruments

Dollars (millions) at December 31, 2010
	Total	Amount Outstanding		Amount
	Amount	and Committed		Available
Credit facilities [1]	$3,250.0	$1,272.4		$1,977.6
Line of credit	75.0	8.8	[2]	66.2

[1]	The company increased the authorized amount under its commercial paper program from $750.0 million to $1,500.0 million in 2010. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facilities. Included in the amount outstanding and committed is $1,272.4 million of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar-denominated commercial paper have no impact on this balance.

[2]	Letters of credit committed.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facilities, and fixed rates on our senior notes. As of December 31, 2010, interest rates ranged from 1.06 percent to 1.13 percent on outstanding commercial paper denominated in Canadian dollars and 0.30 percent to 0.40 percent on outstanding commercial paper denominated in US dollars.

Our two syndicated credit facilities provide for unsecured advances up to the total facilities amount less direct borrowings and amounts committed in respect of commercial paper outstanding. The $2,500.0 million and $750.0 million credit facilities mature December 11, 2012 and May 31, 2013, respectively. We also have a $75.0 million short-term line of credit that is available through June 2011 and an uncommitted $30.0 million letter of credit facility that is due on demand. Direct borrowings and outstanding letters of credit reduce the amounts available under these facilities. The line of credit and credit facilities have financial tests and other covenants (detailed in Note 10 to the consolidated financial statements) with which we must comply at each quarter end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as of December 31, 2010.

58 PotashCorp 2010 Financial Review

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment grade credit ratings for our long-term debt. Specifically, Moody’s currently rates our total long-term debt Baa1 with a positive outlook (changed from stable outlook in 2009 as a result of developments related to the BHP Offer) while Standard & Poor’s currently rates our long-term debt A- with a negative outlook (unchanged from 2009). A downgrade of the credit rating of our long-term debt by Standard & Poor’s would increase the interest rates applicable to borrowings under our syndicated credit facilities, our line of credit and our letter of credit facility. In addition, our access to the Canadian commercial paper market, which is normally a source of same-day cash for the company, depends primarily on maintaining our R1(Low) commercial paper credit rating by DBRS as well as general conditions in the money markets.

A security rating is not a recommendation to buy, sell or hold securities. Such rating may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Our $4,350.0 million of senior notes were issued under US shelf registration statements.

For 2010, our weighted average cost of capital was 10.2 percent (2009 – 10.1 percent), of which 91 percent represented equity (2009 – 89 percent).

Outstanding Share Data
We had 853,122,693 common shares issued and outstanding at December 31, 2010, compared to 887,926,650 at December 31, 2009. Outstanding share data reflects the effect of the stock split described in Note 33 to the consolidated financial statements.

During the second quarter, the 2010 Performance Option Plan was approved by our shareholders. It permitted the grant to eligible employees of options to purchase common shares of the company at an exercise price based on the closing price of the shares on the day prior to the grant. In general, options will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital.

At December 31, 2010, there were 32,121,309 options to purchase common shares outstanding under the company’s eight stock option plans, as compared to options to purchase 38,128,275 common shares outstanding under seven stock option plans at December 31, 2009.

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

Leases and long-term contracts
Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 55.

PotashCorp 2010 Financial Review 59

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 45 and 46 and a risk management discussion specific to potash, phosphate and nitrogen operations can be found on Pages 25, 31 and 37, respectively. A discussion of price risk, interest rate risk, foreign exchange risk, credit risk and liquidity risk, including relevant risk sensitivities, can be found in Note 25 to the consolidated financial statements.

Related Party Transactions

The company sells potash from our Saskatchewan mines for use outside of North America exclusively to Canpotex. Sales for the year ended December 31, 2010 were $1,272.6 million (2009 – $613.7 million; 2008 – $2,257.1 million). Sales to Canpotex are at prevailing market prices and are settled on normal trade terms.

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

60 PotashCorp 2010 Financial Review

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

We have classified investments in ICL and Sinofert as available-for-sale; physical natural gas purchase contracts, natural gas options and foreign exchange forward and swap contracts as trading; and natural gas futures and swaps (and interest rate swaps, in periods when they existed) as hedging derivatives. All of these are therefore recorded on the balance sheet at fair value. Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair values are designed to approximate amounts at which the financial instruments could be exchanged in a current transaction between willing parties. Multiple methods exist by which fair value can be determined, which can cause values (or a range of reasonable values) to differ. There is no universal model that can be broadly applied to all items being valued. Further, assumptions underlying the valuations may require estimation of costs/prices over time, discount rates, inflation rates, defaults and other relevant variables.

Fair value of our investments in ICL and Sinofert is based on the closing bid price of the common shares as of the balance sheet date. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet. The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts, foreign currency forward and swap contracts and other forward contracts) is determined by using valuation techniques, which requires estimation.

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

Pension and Other Post-Retirement Costs
We sponsor plans that provide pension and other post-retirement benefits for most of our employees. We believe the accounting estimates related to our employee benefit plan costs are critical accounting estimates because: (1) the amounts are based on complex actuarial calculations using several assumptions; and (2) given the magnitude of our estimated costs, differences in actual results or changes in assumptions could materially affect our consolidated financial statements.

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

PotashCorp 2010 Financial Review 61

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

Impact of a 0.5% change in key assumptions
The following sensitivities show the impact on 2010 plan obligation and expense assuming a 0.5 percent change in the variables described.

 Dollars (millions)

	Pension Plans		Other Plans
	Obligation	Expense	Obligation	Expense
Discount rate
Decrease in assumption	$60.8	$4.8	$25.6	$2.3
Increase in assumption	(54.7)	(4.0)	(22.6)	(2.2)
Expected long-term rate of return
Decrease in assumption	n/a	3.3	n/a	n/a
Increase in assumption	n/a	(2.7)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(11.7)	(1.9)	n/a	n/a
Increase in assumption	12.4	2.0	n/a	n/a
Medical trend rate
Decrease in assumption	n/a	n/a	(19.8)	(3.6)
Increase in assumption	n/a	n/a	23.4	4.5

n/a = not applicable

Asset Retirement Obligations and Other Environmental Costs
We have significant liabilities relating to asset retirement obligations and other environmental matters. The major categories of our asset retirement obligations include reclamation and restoration costs at our potash and phosphate mining operations (mostly phosphate mining), land reclamation and revegetation programs, decommissioning of underground and surface operating facilities, general clean-up activities and post-closure care and maintenance. Other environmental liabilities typically relate to regulatory compliance, environmental management associated with ongoing operations other than mining, and site assessment and remediation of contamination related to the activities of the company and our predecessors.

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

Accruals for asset retirement obligations and other environmental matters totaled $356.5 million at December 31, 2010 (2009 – $255.2 million). In arriving at this amount, we considered the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations. It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.

Impact of a change in key assumptions
Sensitivity of asset retirement obligations to changes in the discount rate (representing a change in the entire discount rate, not only the rate applied to current year additional obligations) and inflation rate on the recorded liability as at December 31, 2010 is as follows:

 Dollars (millions)

	Undiscounted		Discounted	Discount Rate		Inflation Rate
	Cash Flows		Cash Flows	+0.5%	-0.5%	+0.5%	-0.5%
Potash ARO [1]	$3,842.5	[2]	$35.2	$29.9	$43.5	$46.3	$30.3
Phosphate ARO	3,111.4		294.0	272.5	318.3	318.9	271.9
Nitrogen ARO	62.2		1.8	1.4	2.4	2.4	1.4

[1]	Stated in Canadian dollars

[2]	Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution and final decommissioning, which takes between an additional 125 and 630 years.

62 PotashCorp 2010 Financial Review

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

Asset Impairment
We review long-lived assets and intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The process begins with the identification of the appropriate asset or asset group for purposes of impairment testing. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the assets. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because: (1) it is highly susceptible to change from period to period as it requires management to make assumptions about future sales, margins and market conditions over the long-term life of the assets or asset groups; and (2) the impact that recognizing an impairment would have on our financial position and results of operations may be material. There were no material impairment charges required in 2010.

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed that requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. The fair value of our reporting units considers multiple valuation techniques including the market approach, income approach and cost approach. Inputs to the valuation include observable inputs and unobservable inputs. In 2010, we tested goodwill for impairment. Using valuation techniques that we believe are most indicative of the fair value of the reporting unit, and based on our assumptions, the fair value of our reporting units exceeded their carrying amounts by an adequate amount; therefore, we did not recognize impairment.

Investments that are classified as available-for-sale, carried at cost or accounted for using the equity method are also reviewed to determine whether fair value is below carrying value. Factors and judgments we consider in determining whether a loss is temporary as compared to other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. None of our investments were considered impaired, either temporarily or other-than-temporarily, as of December 31, 2010.

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

PotashCorp 2010 Financial Review 63

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

64 PotashCorp 2010 Financial Review

Recent Accounting Changes, Effective Dates and Adoption of IFRSs

Refer to Note 2 to the consolidated financial statements for information pertaining to accounting changes effective in 2010, and Notes 2 and 31 to the consolidated financial statements for information on issued accounting pronouncements that will be effective in future years.

Of particular note is the area of International Financial Reporting Standards (IFRSs), which will be adopted by us in 2011. The US Securities and Exchange Commission (SEC) allows foreign private issuers to use IFRSs, without reconciliation to US GAAP, provided that their foreign private issuer status is maintained.

The company has established a project team that is led by finance management and includes representatives from various areas of the organization. An external resource has also been engaged to assist, under the direction of company management, with certain aspects of the project. The audit committee of the Board of Directors regularly receives progress reporting on the status of the IFRSs implementation project.

The implementation project consists of three primary phases: the scoping and diagnostic phase (high-level impact assessment to identify key areas); the impact analysis, evaluation and design phase (project teams develop policy alternatives, draft financial statement content and determine changes to existing accounting policies, information systems and business processes); and the implementation and review phase (implement and approve changes to accounting policies, information systems, business processes and training programs, develop IFRSs-compliant financial statements and obtain audit committee approval). The company is now in the implementation and review phase.

The following table summarizes the key elements of the company’s plan for transitioning to IFRSs and the progress made against each activity:

Key Activities	Status
Accounting policies and procedures:

•   Identify differences between IFRSs and the company’s existing policies and procedures
•   Analyze and select ongoing policies where alternatives are permitted
•   Analyze and determine which IFRS 1 exemptions will be taken on transition to IFRSs

•   The differences between IFRSs and the company’s existing policies and procedures have been identified. Accounting policy choices (both for ongoing policies where alternatives are permitted and for IFRS 1 exemptions) have been analyzed and decisions made.
•   Revisions to accounting and procedures manuals have been drafted and are in the review and approval process.

• Implement revisions to accounting and procedures manuals

Financial statement preparation:

• Prepare financial statements and note disclosures in compliance with IFRSs	• Preliminary pro forma 2009 financial statements were reviewed by the audit committee in the first quarter of 2010.
• Quantify the effects of converting to IFRSs	• Draft note disclosures have been prepared for each area of IFRSs
• Prepare first-time adoption reconciliations required under IFRS 1
•   The effects of converting to IFRSs have been quantified as disclosed in the tables at the end of this section; however, a number of the quantified adjustments are still subject to review. Further, the adjustments are based on our current expectations, which could change due to changes in IFRSs, interpretations of IFRSs or accounting policy choices prior to the company filing our 2011 consolidated annual financial statements.

• We are in the process of preparing our first interim financial statements under IFRSs, including first-time adoption reconciliations required under IFRS 1, for the quarter ending March 31, 2011.

Training and communication:

•   Provide topic-specific training to key employees involved with implementation
•   Develop awareness of the likely impacts of the transition throughout the company
•   Provide company-specific training on revised policies and procedures to affected personnel
•   Provide timely communication of the impacts of converting to IFRSs to our external stakeholders

•   Key employees involved with implementation have completed topic-specific training.
•   Regular awareness presentations are provided at various forums to prepare personnel for the changeover.
•   Training is being conducted using a three-tiered approach with more detailed training provided for practitioners and higher-level training provided for other personnel. Approximately 85 percent of identified detailed training requirements have been completed with the remainder planned for completion in the first quarter of 2011. Group training content has been developed and is planned to be delivered in the first quarter of 2011.
•   The Board of Directors and audit committee have received IFRSs education.
•   Communication to external stakeholders has been ongoing through our Management Discussion & Analysis disclosures.

PotashCorp 2010 Financial Review 65

Key Activities	Status
Business impacts:

• Identify impacts of conversion on contracts, including financial covenants and compensation arrangements • Identify impacts of conversion on taxation
•   Identification of impacts on contracts is complete. Adoption of IFRSs is not expected to have any material impact on the company’s contracts.
•   Income tax accounting impacts have been identified and quantified. Impacts of the IFRSs conversion on the company’s tax compliance processes are still being assessed.

IT systems:

•   Identify changes required to IT systems and implement solutions
•   Required changes to IT systems were identified and addressed in conjunction with an upgrade to the company’s financial information system.

•   Determine and implement solution for capturing financial information under Canadian GAAP, US GAAP and IFRSs during the year of transition to IFRSs (for comparative information)
•   IFRSs record-keeping has been implemented within the company’s financial information system to enable the capturing of financial information under multiple sets of accounting principles.

Control environment:

•   For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting and disclosure controls and procedures and implement any necessary changes
•   Design and implement internal controls over the IFRSs changeover process

•   Assessments and sign-offs have been provided for most work streams and will be completed prior to the company filing its Q1 2011 interim financial statements.
•   Specific controls have been established and documented in relation to the IFRSs changeover process.

Substantially all of the differences identified between IFRSs and Canadian GAAP have now been quantified. We have not yet prepared a full set of annual financial statements under IFRSs; therefore, amounts are unaudited. While many of the differences will not have a significant impact on our reported results and financial position, some significant adjustments will be required as a result of IFRSs accounting principles and provisions for first-time adoption. These adjustments are outlined in the following sections. In some areas, while the impacts of identified differences have been preliminarily quantified, quantifications are still being reviewed. In particular, quantification of IFRSs conversion implications is still being reviewed in relation to income taxes, provisions, property, plant and equipment and financial instruments. Although the adoption of IFRSs will result in a number of significant adjustments to our financial statements, we do not expect it to materially impact the underlying cash flows, profitability trends of our operating performance, debt covenants or compensation arrangements.

First-time adoption of IFRSs
Most adjustments required on transition to IFRSs will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”) provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The most significant IFRS 1 exemptions that are expected to apply to the company upon adoption are summarized in the following table:

Area of IFRSs	Summary of Exemption Available
Business Combinations	Choices: The company may elect, on transition to IFRSs, to either restate all past business combinations in accordance with IFRS 3, “Business Combinations”, or to apply an elective exemption from applying IFRS 3 to past business combinations.

Policy selection: If the elective exemption is chosen, specific requirements must be met, such as: maintaining the classification of the acquirer and the acquiree, recognizing or derecognizing certain acquired assets or liabilities as required under IFRSs and remeasuring certain assets and liabilities at fair value. The company will elect, on transition to IFRSs, to apply the elective exemption such that transactions entered into prior to the transition date will not be restated.

Expected transition impact: None.
Expected future impact: None.

66 PotashCorp 2010 Financial Review

Area of IFRSs	Summary of Exemption Available
Property, Plant and Equipment	Choices: The company may elect to report items of property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of the actual cost that would be determined under IFRSs. The deemed cost of an item may be either its fair value at the date of transition to IFRSs or an amount determined by a previous revaluation under Canadian GAAP (as long as that amount was close to either its fair value, cost or adjusted cost). The exemption can be applied on an asset-by-asset basis.
Policy selection: The company will report the items at actual cost.
Expected transition impact: None.
Expected future impact: None.

Share-Based Payments	Choices: The company may elect not to apply IFRS 2, “Share-Based Payments”, to equity instruments granted on or before November 7, 2002 or which vested before the company’s date of transition to IFRSs. The company may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRSs.

Policy selection: The company will elect not to apply IFRS 2 to equity instruments granted on or before November 7, 2002 or which vested before the company’s date of transition to IFRSs. The company will also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRSs.

Expected transition impact: None.
Expected future impact: None.

Employee Benefits	Choices: The company may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the date of transition to IFRSs. Actuarial gains and losses would have to be recalculated under IFRSs from the inception of each defined benefit plan if the exemption is not taken. The company’s choice must be applied to all defined benefit plans consistently.

Policy selection: As the company intends to adopt an ongoing policy of recognizing all actuarial gains and losses immediately in other comprehensive income, all cumulative actuarial gains and losses at the date of transition to IFRSs will be recognized at the date of transition to IFRSs. Therefore, the company does not intend to specifically make use of this exemption.

Expected transition impact: See Employee Benefits under “Expected Areas of Significance” on Page 69.
Expected future impact: See Employee Benefits under “Expected Areas of Significance” on Page 69.

Foreign Exchange	Choices: On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at the company’s election. If not elected, all cumulative translation differences must be recalculated under IFRSs from inception.
Policy selection: The company has recalculated the cumulative foreign exchange translation gains or losses in other comprehensive income under IFRSs retrospectively.
Expected transition impact: None.
Expected future impact: None.

PotashCorp 2010 Financial Review 67

Area of IFRSs	Summary of Exemption Available
Decommissioning Liabilities	Choices: In accounting for changes in obligations to dismantle, remove and restore items of property, plant and equipment, the guidance in IFRSs requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, the company may elect to measure the liability and the related depreciation effects at the date of transition to IFRSs.
Policy selection: The company will elect to measure any decommissioning liabilities and the related depreciation effects at the date of transition to IFRSs.
Expected transition impact: See Provisions under “Expected Areas of Significance” on Page 70.
Expected future impact: See Provisions under “Expected Areas of Significance” on Page 70.

Oil and Gas Properties	Choices: For a first-time adopter that has previously employed the full cost method in accounting for oil and natural gas exploration and development expenditures, IFRS 1 provides an exemption which allows entities to measure those assets at the transition date at amounts determined under the entity’s previous GAAP.
Policy selection: The company will elect to measure its oil and gas assets at their Canadian GAAP carrying value at the date of transition to IFRSs.
Expected transition impact: None.
Expected future impact: None.

Expected areas of significance
The key areas where the company has identified that accounting policies will differ or where accounting policy decisions were necessary that may impact the company’s consolidated financial statements are set out in the following table. Note that this does not include impact of transition policy choices made under IFRS 1, described above.

Accounting
Policy Area	Impact of Policy Adoption
(a) Impairment of Assets
Choices: There are no policy choices available under IFRSs.

Differences from existing Canadian GAAP: International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP generally uses a two-step approach to impairment testing, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. This difference may potentially result in more writedowns where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

The company has determined that the reporting level to analyze whether an impairment exists may be higher for IFRSs than the level required by Canadian GAAP. As a result, fewer impairments may result under IFRSs as losses from a specific plant, which may have been impaired under Canadian standards, may now be grouped with other profitable plants (together representing a cash-generating unit).

In addition, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

Expected transition impact: The company has identified certain assets for which impairment losses have been previously recognized, but which are no longer impaired. The previously recognized impairment loss will need to be reversed on transition to IFRSs, which will result in an increase in the carrying amount of property, plant and equipment at December 31, 2010 of $8 million (January 1, 2010 – $9 million). Net income for 2010 will decrease by $1 million. The company has also identified items which are regarded as impaired under IFRSs, but not under Canadian GAAP. As a result, equity at December 31, 2010 will decrease by $4 million (January 1, 2010 – $2 million). Net income for 2010 will decrease by $2 million.

Expected future impact: Dependent upon future circumstances, as described above.

68 PotashCorp 2010 Financial Review

Accounting
Policy Area	Impact of Policy Adoption
(b) Employee Benefits	Choices: Actuarial gains and losses are permitted under IAS 19, “Employee Benefits”, to be recognized directly in other comprehensive income rather than through profit or loss.
Policy selection: Actuarial gains and losses will be recognized in other comprehensive income.

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

As noted in the previous section on first-time adoption of IFRSs, the company intends to apply the requirements of IAS 19 retrospectively. Under Canadian GAAP, certain gains and losses which were unrecognized at the time of adopting the current Canadian accounting standard were permitted to be amortized over a period under transitional provisions of the current standards. Those amounts will not be permitted to remain unrecognized and must be recognized on transition to IFRSs.

Expected transition impact: Equity at December 31, 2010 will be reduced by $365 million (January 1, 2010 – $353 million). Net income for 2010 will increase by $24 million.

Expected future impact: The effect of actuarial gains and losses will no longer affect net income under the company’s accounting policy choice. Shareholders’ equity is expected to be subject to greater variability as the effects of actuarial gains and losses will be recognized immediately, rather than being deferred and amortized over a period of time.

(c) Share-Based Payments	Choices: There are no policy choices available under IFRSs.
Differences from existing Canadian GAAP: IFRS 2, “Share-Based Payments”, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair value of the awards. Canadian GAAP requires that such payments be measured based on intrinsic value of the awards. This difference is expected to impact the accounting measurement of some of our cash-settled employee incentive plans, such as our performance unit incentive plan.

IFRS 2 requires an estimate of compensation cost to be recognized in relation to performance options for which service has commenced but which have not yet been granted. The compensation cost recognized would then be trued up once options have been granted. Under Canadian GAAP, compensation cost is first recognized when the options are granted. This will create a timing difference between IFRSs and Canadian GAAP, in terms of when compensation cost relating to employee service provided in the first quarter of the year is recognized. In relation to stock option costs in 2010, net income will decrease in the first quarter and increase in the second quarter by $13 million. Net income and equity for annual periods are not affected.

Expected transition impact: In relation to the company’s cash-settled share-based payments, equity at December 31, 2010 will be increased by $1 million (January 1, 2010 – $3 million). Net income for 2010 will decrease by $2 million.

Expected future impact: Any future significant difference between the fair value and intrinsic value of outstanding units under the company’s performance unit incentive plan will result in different measurements under IFRSs and Canadian GAAP in any particular year; however, this will be a timing difference only. The total future compensation expense relating to these awards will be the same under IFRSs and Canadian GAAP over the duration of each incentive plan cycle. In relation to stock option cost, a timing difference will exist between IFRSs and Canadian GAAP, whereby net income under IFRSs will decrease in the first quarter and increase in the second quarter of each year by offsetting amounts. Net income and equity for annual periods are not affected.

PotashCorp 2010 Financial Review 69

Accounting
Policy Area	Impact of Policy Adoption
(d) Provisions (including Asset Retirement Obligations)	Choices: There are no policy choices available under IFRSs.
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

In relation to asset retirement obligations, measurement under IFRSs will be based on management’s best estimate, while measurement under Canadian GAAP is based on the fair value of the obligation (which takes market assumptions into account). Under IFRSs, the full asset retirement obligation is remeasured each period using the current discount rate. Under Canadian GAAP, cash flow estimates associated with asset retirement obligations are discounted using historical discount rates. Changes in the discount rate alone do not result in a remeasurement of the liability. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability. When changes in estimates increase the liability, the additional liability is discounted using the current discount rate.

IFRSs require the company’s asset retirement obligations to be discounted using a risk-free rate. Under Canadian GAAP, asset retirement obligations are discounted using a credit-adjusted risk-free rate.

Under IFRSs, the increase in the measurement of an asset retirement obligation due to the passage of time (unwinding of the discount) is classified as a finance expense. Under Canadian GAAP, this amount is classified as an operating expense.

Expected transition impact: Equity at December 31, 2010 will be reduced by $79 million (January 1, 2010 – $65 million). Net income for 2010 will decrease by $14 million.

Expected future impact: Measurement of provisions may fluctuate more under IFRSs and a change in the discount rate will have a more significant impact on the obligation as well as the company’s assets and expenses.

(e) Income Taxes	Choices: Where exchange rate differences on deferred income tax liabilities or assets are recognized in the income statement, such differences may be classified as either foreign exchange gains/losses or deferred tax expense/income under IFRSs.
Interest and penalties on income tax deficiencies may be classified as either financing expenses or operating expenses under IFRSs.

Policy selection: Exchange rate differences on deferred income tax liabilities or assets will be classified as foreign exchange gains/losses. This is consistent with the company’s accounting policy under Canadian GAAP.

Interest and penalties on income tax deficiencies will be classified as finance expenses. Under Canadian GAAP, these were classified as either operating expense or income tax expense depending on their nature. In future periods, interest expense will be higher under IFRSs with a corresponding reduction in operating expenses or income tax expense.

Differences from existing Canadian GAAP, expected transition impact and expected future impact of each: Under IFRSs, the guidance in IAS 12, “Income Taxes”, will be used to determine the benefit to be received in relation to uncertain tax positions. This differs from the methodology used under Canadian GAAP. Equity at December 31, 2010 will be increased by $51 million (January 1, 2010 – $44 million). Net income for 2010 will increase by $7 million. Impacts in future periods will depend on the particular circumstances existing in those periods.

Under IFRSs, deferred tax assets recognized in relation to share-based payment arrangements (for example, the company’s employee stock option plan in the US) are adjusted each period to reflect the amount of future tax deductions that the company expects to receive based on the current market price of the shares. The benefit of such amounts is recognized in contributed surplus, and never impacts net income. Under the company’s current Canadian GAAP policy, tax deductions for its employee stock option plan in the US are recognized as reductions to tax expense, within net income, in the period that the deduction is allowed. This difference will result in a decrease to net income in 2010 of $45 million. Equity at December 31, 2010 will increase by $137 million (January 1, 2010 – $111 million). In future periods, current tax expense will be higher and the balance of the company’s deferred tax liability is expected to be more volatile under IFRSs.

70 PotashCorp 2010 Financial Review

Accounting
Policy Area	Impact of Policy Adoption
(e) Income Taxes continued	Under IFRSs, adjustments relating to a change in tax rates are recognized in the same category of comprehensive income as the original amounts were recognized. Under Canadian GAAP, such adjustments are recognized in net income, regardless of the category in which the original amounts were recognized. This difference will result in $119 million related to an internal restructuring that occurred in 2009 being re-categorized at the date of transition to IFRSs from retained earnings to accumulated other comprehensive income. There will be no future impacts resulting from this item.

Under IFRSs, deferred income taxes are classified as long-term. Under Canadian GAAP, future income taxes are separated between current and long-term on the balance sheet. This will result in a decrease in 2010 of $28 million (January 1, 2010 – $18 million) in current assets and non-current liabilities on the statement of financial position. This classification difference will continue to exist in future periods; however, the size and direction of the difference will depend on circumstances existing in those periods.

Under IFRSs, unrealized profits resulting from intragroup transactions are eliminated from the carrying amount of assets, but no equivalent adjustment is made for tax purposes. The difference between the tax rates of the two entities will result in an impact on net income. This differs from Canadian GAAP, where current tax payable in relation to such profits is recorded as a current asset until the transaction is realized by the group. As a result, 2010 net income will decrease by $14 million. Equity at December 31, 2010 will increase by $6 million (January 1, 2010 – $20 million). In future periods, the tax impact of intragroup transactions will be recognized earlier under IFRSs; however, the size and direction of the difference will depend on circumstances existing in those periods.

Under Canadian GAAP, deferred tax assets relating to losses in one of the company’s foreign subsidiaries is recognized as a reduction in the cost of one of the company’s equity investments prior to the date of transition to IFRSs. Under IFRSs, this amount will be recognized in net income. As a result, equity at December 31, 2010 will increase by $10 million (January 1, 2010 – $10 million). There will be no impact on 2010 net income. There will also be no future impacts resulting from this item.

(f) Consolidation	Choices: There are no policy choices available under IFRSs.

Differences from existing Canadian GAAP: The IFRSs approach to consolidation is principles-based whereby consolidation is required for all entities which are controlled. Unlike the Canadian GAAP two-step model which first requires consideration as to whether an entity is a VIE, the IFRSs guidance on consolidation is a single-step model – the control model. IFRSs do bring in the concepts of risk and rewards where the existence of control is not apparent, although not in the same rules-based manner as under current Canadian GAAP.

Expected transition impact: None.
Expected future impact: None.

(g) Property, Plant and Equipment	Choices: Either a historical cost model or a revaluation model can be used to value property, plant and equipment.
Policy selection: The company will value property, plant and equipment using the historical cost model.

Differences from existing Canadian GAAP: Under IFRSs, where part of an item of property, plant and equipment has a cost that is significant in relation to the cost of the item as a whole, it must be depreciated separately from the remainder of the item. Canadian GAAP is similar in this respect; however, the componentization concept has often not been applied to the same extent due to practicality and/or materiality.

Under IFRSs, the cost of major overhauls on items of property, plant and equipment is capitalized as a component of the related item of property, plant and equipment and amortized over the period until the next major overhaul. Under Canadian GAAP, these costs were expensed in the year incurred.

Expected transition impact: Equity at December 31, 2010 will be increased by $54 million (January 1, 2010 – $22 million). Net income for 2010 will increase by $32 million.

Expected future impact: The cost of future replacement of components of property, plant and equipment (including the cost of major overhauls) will be capitalized and amortized over several years rather than being expensed in the year incurred. This will result in a difference in timing between IFRSs and Canadian GAAP in terms of when such costs are recognized as expenses.

PotashCorp 2010 Financial Review 71

Accounting
Policy Area	Impact of Policy Adoption
(h) Inventories	Choices: Either first-in, first-out (FIFO) or weighted average can be used to value inventories.
Policy selection: The weighted average method will be used to value inventories.
Differences from existing Canadian GAAP: None.
Expected transition impact: None.
Expected future impact: None.

(i) Borrowing Costs	Choices: There are no policy choices available under IFRSs.
Differences from existing Canadian GAAP: Under IFRSs, borrowing costs will be capitalized to assets which take a substantial time to develop or construct using a capitalization rate based on the weighted average interest rate on all of the company’s outstanding third-party debt. Under the company’s current policy, the interest capitalization rate is based only on the weighted average interest rate on third-party long-term debt.

Expected transition impact: Equity will be reduced by $25 million in 2010 (January 1, 2010 – $14 million). Net income for 2010 will decrease by $11 million.
Expected future impact: There will be an ongoing difference based on the difference in capitalization rates.

(j) Financial Instruments	Choices: Trade date or settlement date can be used. Policy selection: The company will recognize regular-way purchases and sales of financial assets at the trade date.
Differences from existing Canadian GAAP: None.
Expected transition impact: None.
Expected future impact: None.

(k) Definition of a Derivative	Choices: There are no policy choices available under IFRSs.
Differences from existing Canadian GAAP: Derivatives usually have a notional amount (that is, an amount of currency, a number of shares or other number of units specified in the contract). Under IFRSs, the definition of a derivative does not specifically require an instrument to have a notional amount, and the lack of a notional does not result in an exemption from treatment of the contract as a derivative. Under Canadian GAAP, when the quantity of a non-financial asset or liability to be purchased or sold is not specified and is not otherwise determinable (for example, by reference to anticipated quantities to be used in the calculation of penalty amounts in the event of non-performance), the contract is not accounted for as a derivative, since the standard setters conclude its fair value would not be reliably determinable. As a result, a notional amount is also required implicitly for such a contract to meet the definition of a derivative under Canadian GAAP. Whereas under Canadian GAAP such an instrument would not be accounted for as a derivative, under IFRSs it is necessary to analyze all other features to determine whether the contract is a derivative. If so, it is necessary to determine a reasonable estimation of what a notional amount could be, and measure the instrument at fair value as a derivative or embedded derivative based on such.

Expected transition impact: None.
Expected future impact: More contracts may be categorized as derivatives (either assets or liabilities) than under Canadian GAAP.

(l) Embedded Derivatives	Choices: There are no policy choices available under IFRSs.
Differences from existing Canadian GAAP: For transitional purposes under Canadian GAAP, the company elected to record embedded derivatives only for contracts entered into or substantively modified on or after January 1, 2003. This transitional option does not exist under IFRSs and therefore additional potential embedded derivatives were considered within contracts previously not reviewed in this context to conclude whether bifurcation and recording were necessary.

Expected transition impact: None.
Expected future impact: None.

72 PotashCorp 2010 Financial Review

Accounting
Policy Area	Impact of Policy Adoption
(m) Hedge Accounting	Choices: There are no policy choices available under IFRSs.
Differences from existing Canadian GAAP: Under Canadian GAAP, a short-cut method for assessing hedge effectiveness is permitted if the critical terms of the hedged item and hedging instrument match. This method is not permitted under IFRSs. The company has certain deferred amounts relating to the previous use of this method under Canadian GAAP, pertaining to interest rate swaps. However, because the previously designated hedging relationship was of a type that would have qualified for hedge accounting under IFRSs, the provisions of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, allow the company to discontinue hedge accounting prospectively. Because hedge accounting had already been discontinued prospectively under Canadian GAAP, no adjustment will be necessary as a result of adopting IFRSs.

Expected transition impact: None.
Expected future impact: None.

(n) Statement of Cash Flows	Choices: Either the direct or indirect method may be presented. Dividends paid, interest paid, interest received and dividends received can be presented as either operating or financing activities.
Policy selection: The company will use the indirect method.
Differences from existing Canadian GAAP: None.
Expected transition impact: None.
Expected future impact: None.

The above list and related comments should not be regarded as a complete list of changes that will result from transition to IFRSs. It is intended to highlight those areas we believe to be most significant; quantitative impacts of certain differences are still being reviewed. Moreover, until we have prepared a full set of annual financial statements under IFRSs, we will not be able to determine or precisely quantify all of the impacts that will result from converting to IFRSs. The standard-setting bodies that promulgate IFRSs and Canadian GAAP have significant ongoing projects that could affect the ultimate differences between IFRSs and Canadian GAAP and their impact on the company’s consolidated financial statements in future years. In particular, we expect that there may be additional new or revised IFRSs issued during 2011 in relation to consolidation, discontinued operations, financial instruments, fair value measurement, leases, revenue recognition, employee benefits and joint ventures. We have processes in place to ensure that such potential changes are monitored and evaluated. The future impacts of IFRSs will also depend on the particular circumstances prevailing in those years.

The differences described are those existing based on IFRSs and Canadian GAAP as of February 22, 2011.

The following new standards and amendments or interpretations to existing standards have been published and are mandatory for periods beginning on or after January 1, 2011, or later:

Standard	Description of Change
IFRS 9, Financial Instruments	In November 2009, the International Accounting Standards Board (IASB) issued guidance relating to the classification and measurement of financial assets. Financial assets will generally be measured initially at fair value plus particular transaction costs. Financial assets will subsequently be measured at either amortized cost or fair value. In October 2010, the IASB issued amendments to IFRS 9 relating to the accounting for financial liabilities. Under the new requirements, an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The standard must be applied retrospectively and is effective for periods commencing on or after January 1, 2013. The company is currently reviewing the standard to determine the potential impact, if any, on its consolidated financial statements.

PotashCorp 2010 Financial Review 73

Standard	Description of Change
Amendments to IFRIC 14, Prepayments of a Minimum Funding Requirement	In November 2009, the International Financial Reporting Interpretations Committee (IFRIC) issued amendments to IFRIC 14 relating to the prepayments of a minimum funding requirement for an employee defined benefit plan. The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendment must be applied from the beginning of the first comparative period presented in the first financial statements in which the amendment is applied and is effective for periods commencing on or after January 1, 2011. The company is currently reviewing the amendments to determine the potential impact, if any, on its consolidated financial statements.

Amendments to IFRS 3, Business Combinations	In May 2010, the IASB issued amendments to IFRS 3 as part of its annual improvements process. The amendments clarified certain issues related to business combinations, including: limiting the scope of the choice to measure non-controlling interests at fair value or the proportionate share of the acquiree’s net assets; and clarifying the accounting treatment for share-based payment transactions that are part of a business combination. The amendments must be applied prospectively and are effective for periods commencing on or after July 1, 2010. As the company intends to make use of the exemption in IFRS 1 to not apply IFRS 3 to business combinations occurring prior to the date of transition to IFRSs, these amendments will not impact accounting for any of its historical business combinations.

Amendments to IFRS 7, Financial Instruments: Disclosures	In May 2010, the IASB issued amendments to IFRS 7 as part of its annual improvements process. The amendments addressed various requirements relating to the disclosure of financial instruments. They are effective for periods commencing on or after January 1, 2011, with earlier application permitted. The company is currently reviewing the amendments to determine the potential impact, if any, on its consolidated financial statements.

Amendments to IFRS 7, Disclosures – Transfers of Financial Assets	In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”. The amendments require entities to provide additional disclosures to assist users of financial statements in evaluating the risk exposures relating to transfers of financial assets which are not derecognized or for which the entity has a continuing involvement in the transferred asset. As the company does not typically retain any continuing involvement in financial assets once transferred, these amendments are not expected to have a significant impact. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted.

Amendments to IAS 1, Presentation of Financial Statements	In May 2010, the IASB issued amendments to IAS 1 as part of its annual improvements process. The amendments clarify that entities may present the required reconciliation of changes in each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The amendments are effective for periods commencing on or after January 1, 2011, with earlier application permitted. The company is currently reviewing the amendments to determine the potential impact on its consolidated financial statements.

Transition Requirements for Amendments Arising as a Result of IAS 27, Consolidated and Separate Financial Statements	In May 2010, as part of its annual improvements process, the IASB issued consequential amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”, IAS 28, “Investments in Associates” and IAS 31, “Interest in Joint Ventures”. The amendments provide that certain requirements of these standards are to be applied prospectively and are effective for periods commencing on or after July 1, 2010, with earlier application permitted. The company is currently reviewing the amendments to determine the potential impact, if any, on its consolidated financial statements.

Amendments to IAS 34, Interim Financial Reporting	In May 2010, the IASB issued amendments to IAS 34 as part of its annual improvements process. The amendments provided clarification of the disclosures required by IAS 34 when considered against the disclosure requirements of other IFRSs and are effective for periods commencing on or after January 1, 2011, with earlier application permitted. The company is currently reviewing the amendments to determine the potential impact, if any, on its consolidated financial statements.

74 PotashCorp 2010 Financial Review

The following unaudited tables show the expected impacts of the differences between IFRSs and Canadian GAAP based on adopting IFRSs with a transition date (date of opening IFRSs balance sheet) of January 1, 2010 and applying the above-mentioned mandatory and optional exemptions and policy choices.

Estimated Adjustments to Net Income on Adoption of IFRSs

For the Year Ended December 31	(unaudited) in millions of US dollars

2010
Net Income Under Canadian GAAP	$1,806.2
IFRSs adjustments to net income (based on differences identified to date):
Policy choices
Employee benefits – Actuarial gains and losses (b)	26.1
Other
Property, plant and equipment (g)	32.2
Provisions – Changes in decommissioning liabilities (d)	(13.4)
Employee benefits – Past service costs (b)	(2.1)
Employee benefits – Canadian GAAP transition amounts (b)	0.2
Borrowing costs (i)	(11.1)
Impairment of assets (a)	(3.2)
Share-based payments (c)	(2.0)
Income taxes – Tax effect of above differences	(9.4)
Income tax related GAAP differences (e)	(51.4)
Expected Net Income under IFRSs	$1,772.1

References above relate to items described in the Expected Areas of Significance table on pages 68 to 73.

Estimated Adjustments to Shareholders’ Equity on Adoption of IFRSs

As at	(unaudited) in millions of US dollars

	December 31,	January 1,
	2010	2010
Shareholders’ Equity Under Canadian GAAP	$6,804.2	$6,439.8
IFRSs adjustments to shareholders’ equity (based on differences identified to date):
Policy choices
Employee benefits – Actuarial gains and losses (b)	(375.4)	(364.8)
Other
Property, plant and equipment (g)	54.1	21.9
Provisions – Changes in decommissioning liabilities (d)	(78.8)	(65.4)
Employee benefits – Past service costs (b)	12.4	14.5
Employee benefits – Canadian GAAP transition amounts (b)	(2.4)	(2.6)
Borrowing costs (i)	(24.9)	(13.8)
Impairment of assets (a)	4.6	7.8
Share-based payments (c)	0.5	2.5
Income taxes – Tax effect of above differences	149.8	147.2
Income tax related GAAP differences (e)	204.8	184.8
Expected Shareholders’ Equity under IFRSs	$6,748.9	$6,371.9

References above relate to items described in the Expected Areas of Significance table on pages 68 to 73.

The following unaudited tables show the adjustments that we expect to make to our consolidated statements of financial position and consolidated statements of operations and retained earnings. These adjustments are unaudited and some of those disclosed below are still undergoing review. It is also important to note that the line items presented are in accordance with the company’s current presentation

PotashCorp 2010 Financial Review 75

under Canadian GAAP. Under IFRSs, the line items presented in these financial statements may differ from those presented below. The company is still determining the format that will ultimately be used to present our consolidated financial statements. In particular, IFRSs require that the analysis of expenses included in the consolidated statements of financial performance (equivalent to the consolidated statements of operations and retained earnings presented under Canadian GAAP) be presented either by nature or by function.

Expected Adjustments to Consolidated Statements of Financial Position

As at	(unaudited)
in millions of US dollars

	December 31, 2010			January 1, 2010
		IFRSs			IFRSs
	CDN	Adjust-		CDN	Adjust-
	GAAP	ments	IFRSs	GAAP	ments	IFRSs
Assets
Current assets
Cash and cash equivalents	$411.9	–	$411.9	$385.4	–	$385.4
Receivables	1,043.7	–	1,043.7	1,137.9	–	1,137.9
Inventories	569.9	–	569.9	623.5	–	623.5
Prepaid expenses and other current assets (e)	114.4	(60.3)	54.1	124.9	(55.6)	69.3

	2,139.9	(60.3)	2,079.6	2,271.7	(55.6)	2,216.1
Property, plant and equipment (a, d, g, i)	8,062.7	79.6	8,142.3	6,413.3	35.1	6,448.4
Investments (e)	4,938.0	10.3	4,948.3	3,760.3	10.3	3.770.6
Other assets (b, e)	363.1	(97.1)	266.0	359.9	(100.8)	259.1
Intangible assets	18.6	–	18.6	20.0	–	20.0
Goodwill	97.0	–	97.0	97.0	–	97.0

	$15,619.3	(67.5)	$15,551.8	$12,922.2	(111.0)	$12,811.2

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$1,871.3	–	$1,871.3	$728.8	–	$728.8
Payables and accrued charges (c, e)	1,245.7	(73.8)	1,171.9	796.8	(65.4)	731.4
Current portion of derivative instrument liabilities	74.8	–	74.8	51.8	–	51.8

	3,191.8	(73.8)	3,118.0	1,577.4	(65.4)	1,512.0
Long-term debt	3,707.2	–	3,707.2	3,319.3	–	3,319.3
Derivative instrument liabilities	203.7	–	203.7	123.2	–	123.2
Future income tax liabilities (e)	1,078.4	(353.1)	725.3	962.4	(333.2)	629.2
Accrued pension and other post-retirement benefits (b)	298.5	169.5	468.0	280.8	173.9	454.7
Accrued environmental costs and asset retirement obligations (d)	329.9	124.6	454.5	215.1	84.6	299.7
Other non-current liabilities and deferred credits	5.6	120.6	126.2	4.2	97.0	101.2

	8,815.1	(12.2)	8,802.9	6,482.4	(43.1)	6,439.3

Shareholders’ Equity
Share capital	1,430.7	–	1,430.7	1,430.3	–	1,430.3
Contributed surplus (e)	160.3	142.6	302.9	149.5	117.9	267.4
Accumulated other comprehensive income (e)	2,244.3	119.2	2,363.5	1,648.8	119.2	1,768.0
Retained earnings	2,968.9	(317.1)	2,651.8	3,211.2	(305.0)	2,906.2

	6,804.2	(55.3)	6,748.9	6,439.8	(67.9)	6,371.9

	$15,619.3	(67.5)	$15,551.8	$12,922.2	(111.0)	$12,811.2

References above relate to items described in the Expected Areas of Significance table on pages 68 to 73.

76 PotashCorp 2010 Financial Review

Expected Adjustments to Consolidated Statement of Operations and Retained Earnings

For the year ended December 31, 2010	(unaudited)
in millions of US dollars except per share amounts

		IFRSs
	CDN	Adjust-
	GAAP	ments	IFRSs
Sales	$6,538.6	–	$6,538.6
Less: Freight	335.8	–	335.8
Transportation and distribution	151.8	–	151.8
Cost of goods sold (a, b, c, d, g, i)	3,426.0	(46.5)	3,379.5

Gross Margin	2,625.0	46.5	2,671.5

Selling and administrative (b, c)	228.1	(2.8)	225.3
Provincial mining and other taxes	76.5	–	76.5
Foreign exchange loss (gain)	16.8	–	16.8
Other income	(244.5)	–	(244.5)

	76.9	(2.8)	74.1

Operating Income	2,548.1	49.3	2,597.4

Interest Expense (d, e, i)	99.1	41.9	141.0

Income Before Income Taxes	2,449.0	7.4	2,456.4

Income Taxes (e)	642.8	(41.5)	684.3

Net Income	1,806.2	(34.1)	1,772.1

Retained Earnings, Beginning of Year	3,211.2	(305.0)	2,906.2

Repurchase of Common Shares	(1,930.8)	46.7	(1,884.1)

Dividends Declared	(117.7)	–	(117.7)

Post-employment Benefits Closed Out from Other Comprehensive Income (b)	–	(24.7)	(24.7)

Retained Earnings, End of Year	$2,968.9	(317.1)	$2,651.8

Net Income per Share – Basic (Post-split)	$2.04	(0.04)	$2.00

Net Income per Share – Diluted (Post-split)	$1.98	(0.03)	$1.95

Dividends per Share (Post-split)	$0.13	–	$0.13

References above relate to items described in the Expected Areas of Significance table on pages 68 to 73.

PotashCorp 2010 Financial Review 77

Forward-Looking Statements

This 2010 Financial Review, including the “Key Earnings Sensitivities” and “Outlook” sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements or forward-looking information (“forward-looking statements”). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this 2010 Financial Review, including with respect to: foreign exchange rates; expected growth, results of operations, performance, business prospects and opportunities; and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in the fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with major markets; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2010 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

PotashCorp uses cash flow and cash flow return (both non-GAAP financial measures) as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are one of the best predictors of shareholder value. As such, management believes this information to be useful to investors.

Generally, these measures are a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Cash flow and cash flow return are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

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

(in millions of US dollars except percentage amounts)
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net income (loss)	1,806.2	980.7	3,465.9	1,104.0	606.9	542.9	298.6	(84.0)	55.2	94.6	183.9
Total assets	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,622.6	4,531.7	4,121.8

Return on assets	11.6%	7.6%	33.8%	11.4%	9.8%	10.1%	5.8%	(1.8% )	1.2%	2.1%	4.5%

Net income (loss)	1,806.2	980.7	3,465.9	1,104.0	606.9	542.9	298.6	(84.0)	55.2	94.6	183.9
Income taxes	642.8	79.2	1,059.8	416.7	142.3	267.4	131.7	0.1	31.2	53.1	62.0
Change in unrealized loss (gain) on derivatives included in net income	–	(56.4)	68.8	(16.9)	–	–	–	–	–	–	–
Interest expense	99.1	120.9	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6
Current income taxes	(494.0)	119.7	(994.9)	(296.6)	(108.1)	(227.3)	(105.4)	–	(24.2)	(20.5)	(32.6)
Depreciation and amortization	410.7	312.1	327.5	291.3	242.4	242.4	240.0	227.4	216.5	185.7	187.0

Cash flow	2,464.8	1,556.2	3,989.9	1,567.2	969.1	907.7	648.9	234.8	361.8	393.2	461.9

Total assets	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,622.6	4,531.7	4,121.8
Cash and cash equivalents	(411.9)	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)
Fair value of derivative assets	(5.3)	(9.0)	(17.9)	(135.0)	–	–	–	–	–	–	–
Accumulated depreciation of property, plant and equipment	2,993.7	2,711.7	2,526.6	2,280.7	2,073.8	1,927.7	1,754.9	1,576.2	1,454.7	1,274.3	1,111.8
Net unrealized gains on available-for-sale securities	(2,562.7)	(1,900.8)	(885.7)	(2,284.1)	–	–	–	–	–	–	–
Accumulated amortization of other assets and intangible assets	67.3	50.0	73.4	59.0	72.6	66.4	65.1	70.1	56.5	42.0	38.0
Accumulated amortization of goodwill	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3	4.3
Payables and accrued charges	(1,245.7)	(796.8)	(1,191.2)	(911.5)	(545.2)	(842.7)	(599.9)	(380.3)	(347.0)	(271.4)	(525.9)

Adjusted assets	14,462.0	12,599.2	10,484.5	8,013.5	7,499.8	6,422.7	5,895.3	5,835.9	5,769.6	5,538.6	4,650.0

Average adjusted assets	13,530.6	11,541.9	9,249.0	7,756.7	6,961.3	6,159.0	5,865.6	5,802.8	5,654.1	5,094.3	4,581.8

Cash flow return	18.2%	13.5%	43.1%	20.2%	13.9%	14.7%	11.1%	4.0%	6.4%	7.7%	10.1%

78 PotashCorp 2010 Financial Review

11 Year Report

Financial Data

(in millions of US dollars except share, per-share and percentage amounts)
	2010	2009 [6]	2008 [6]	2007 [6]	2006 [6]	2005	2004	2003	2002	2001	2000
Sales
Potash	3,000.6	1,315.8	4,068.1	1,797.2	1,227.5	1,341.1	1,056.1	758.7	669.0	670.1	715.2
Phosphate	1,821.6	1,374.4	2,880.7	1,637.1	1,255.1	1,137.3	977.9	883.9	714.0	732.1	868.1
Nitrogen	1,716.4	1,286.5	2,497.7	1,799.9	1,284.1	1,368.8	1,210.4	1,156.4	841.4	993.5	964.5
Total sales	6,538.6	3,976.7	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,395.7	2,547.8
5-year CAGR [1]	11.2%
10-year CAGR [1]	9.9%
Gross margin
Potash	1,796.0	730.4	3,055.5	912.3	561.1	707.4	422.8	203.7	220.6	206.4	293.2
Phosphate	319.2	92.4	1,067.9	433.7	84.6	98.9	15.8	(16.5)	41.9	64.5	76.8
Nitrogen	509.8	191.8	737.4	536.1	315.6	318.7	242.8	193.2	47.4	94.7	104.7
Total gross margin	2,625.0	1,014.6	4,860.8	1,882.1	961.3	1,125.0	681.4	380.4	309.9	365.6	474.7
5-year CAGR [1]	18.5%
10-year CAGR [1]	18.7%
Depreciation and amortization
Potash	120.8	40.1	82.0	71.7	58.3	64.5	66.4	52.4	43.7	34.1	40.9
Phosphate	185.8	163.9	140.5	121.1	94.6	95.6	84.4	78.9	76.8	72.0	68.1
Nitrogen	95.7	99.2	97.1	88.2	77.6	72.0	79.7	86.4	88.0	72.8	66.1
Other	8.4	8.9	7.9	10.3	11.9	10.3	9.5	9.7	8.0	6.8	11.9
Total depreciation and amortization	410.7	312.1	327.5	291.3	242.4	242.4	240.0	227.4	216.5	185.7	187.0
Operating income	2,548.1	1,180.8	4,588.5	1,589.4	834.8	892.6	514.3	7.4	169.5	228.0	307.5
Net income (loss) *[2]	1,806.2	980.7	3,465.9	1,104.0	606.9	542.9	298.6	(84.0)	55.2	94.6	183.9
5-year CAGR [1]	27.2%
10-year CAGR [1]	25.7%
Net income (loss) per share – basic [3]	2.04	1.11	3.76	1.17	0.65	0.56	0.31	(0.09)	0.06	0.10	0.19
Net income (loss) per share – diluted [3]	1.98	1.08	3.64	1.13	0.63	0.54	0.30	(0.09)	0.06	0.10	0.19
Dividends per share [3]	0.13	0.13	0.13	0.12	0.07	0.07	0.06	0.06	0.06	0.06	0.06
Cash provided by operating activities	2,999.0	923.9	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	34.0	461.1
Working capital	(1,051.9)	694.3	(356.2)	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)
Total assets	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,622.6	4,531.7	4,121.8
Long-term debt obligations [4]	3,755.9	3,356.2	1,758.0	1,358.3	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7
Shareholders’ equity	6,804.2	6,439.8	4,535.1	5,994.2	2,755.4	2,132.5	2,385.6	1,973.8	2,050.2	2,042.6	1,994.8
Shares outstanding at the end of the year (thousands) [3,5]	853,123	887,927	885,603	949,233	943,209	932,346	995,679	956,016	937,404	935,136	933,138

Operating Data

(thousands)
	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Employees at year-end (actual #)	5,486	5,136	5,301	5,003	4,871	4,879	4,906	4,904	5,199	4,997	5,338
Potash production (KCI) tonnage	8,078	3,405	8,697	9,159	7,018	8,816	7,914	7,094	6,447	6,128	7,149
Phosphate production (P2O5) tonnage	1,987	1,505	1,942	2,164	2,108	2,097	1,962	1,861	1,512	1,573	2,042
Nitrogen production (N) tonnage	2,767	2,551	2,780	2,986	2,579	2,600	2,558	2,619	2,990	3,032	2,706
Potash sales – manufactured KCI tonnes	8,644	2,988	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912
Phosphate sales – manufactured product tonnes	3,632	3,055	3,322	4,151	3,970	3,860	3,675	3,560	2,809	2,987	3,861
Nitrogen sales – manufactured product tonnes	5,206	4,967	5,042	5,731	4,675	4,843	4,738	5,370	5,943	5,753	5,864

[1]	Compound annual growth rate expressed as a percentage.

[2]	There were no extraordinary items or discontinued operations in any of the accounting periods.

[3]	All share and per-share data have been retroactively restated to reflect the stock dividend of two common shares for each share owned by shareholders of record at the close of business on February 16, 2011.

[4]	Represents long-term debt obligations and does not include unamortized costs. (See Note 13 to the company’s consolidated financial statements for description of such amounts.)

[5]	Common shares were repurchased in 2010, 2008, 2005, 2000 and 1999 in the amounts of 42.190 million, 68.547 million, 85.500 million, 18.630 million and 5.670 million, respectively.

[6]	Figures have been restated to reflect the impact of an adjustment to asset retirement obligations from 2006 to 2009 (see Note 32 to the company’s consolidated financial statements).

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP. These principles differ in certain material respects from those applicable in the United States. (See Note 31 to the company’s consolidated financial statements.) Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

	After-tax effects of items affecting net income
* Additional Information:	(in millions of US dollars)	2010	2009	2008	2007	2006	2004	2003	2000
	Takeover response costs	$55.5	$–	$–	$–	$–	$–	$–	$–
	Loss (gain) on sale of assets	7.5	6.1	(15.6)	–	–	(37.0)	–	(16.3)
	(Recovery) impairment of auction rate securities	–	(91.1)	66.6	18.6	–	–	–	–
	Impairment of property, plant and equipment	–	–	–	–	4.5	–	89.7	14.5
	Plant shutdown and closure and office consolidation	–	–	–	–	–	6.2	113.5	3.3

	Total after-tax effects on net income	$63.0	$(85.0)	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5

PotashCorp 2010 Financial Review 79

Financial Performance Indicators

Summary

(in millions of US dollars except share, per-share and tonnage amounts)
	2010	2009 [10]	2008 [10]		2007 [10]	2006 [10]	2005		2004	2003	2002	2001		2000
Net income (loss) [1]	1,806.2	980.7	3,465.9		1,104.0	606.9	542.9		298.6	(84.0)	55.2	94.6		183.9
Net income (loss) per share – diluted [2]	1.98	1.08	3.64		1.13	0.63	0.54		0.30	(0.09)	0.06	0.10		0.19
EBITDA [3]	2,958.8	1,492.9	4,916.0		1,880.7	1,077.2	1,135.0		754.3	234.8	386.0	413.7		494.5
Net income as percentage of sales	27.6%	24.7%	36.7%		21.1%	16.1%	14.1%		9.2%	(3.0% )	2.5%	3.9%		7.2%
EBITDA margin [4]	48.9%	40.8%	54.7%		39.5%	31.9%	32.7%		26.0%	9.5%	20.0%	19.7%		22.1%
Cash flow prior to working capital changes [5]	2,355.8	1,350.9	3,780.7		1,525.3	940.8	860.3		538.3	368.5	289.2	304.1		385.8
Cash provided by operating activities	2,999.0	923.9	3,013.2		1,688.9	696.8	865.1		658.3	385.5	316.4	34.0		461.1
Return on assets see page 78	11.6%	7.6%	33.8%		11.4%	9.8%	10.1%		5.8%	(1.8% )	1.2%	2.1%		4.5%
Cash flow return see page 78	18.2%	13.5%	43.1%		20.2%	13.9%	14.7%		11.1%	4.0%	6.4%	7.7%		10.1%
Weighted average cost of capital	10.2%	10.1%	12.0%		10.0%	8.8%	8.3%		8.4%	7.3%	7.3%	7.7%		8.7%
Total shareholder return	43.0%	48.7%	(48.9%	)	201.8%	79.7%	(2.7%	)	93.5%	37.7%	5.3%	(20.2%	)	64.6%
Total debt to capital	45.1%	38.6%	40.3%		19.3%	41.0%	41.5%		36.4%	42.3%	42.2%	42.6%		31.3%
Net debt to capital [6]	43.2%	36.3%	38.1%		10.6%	36.6%	39.9%		27.5%	42.2%	41.8%	41.8%		28.8%
Total debt to net income (loss)	3.1	4.1	0.9		1.3	3.2	2.8		4.6	(17.2)	27.1	16.0		4.9
Net debt to EBITDA [7]	1.7	2.5	0.6		0.4	1.5	1.2		1.2	6.1	3.8	3.6		1.6

Reconciliations and Calculations

(in millions of US dollars except share, per-share and tonnage amounts)
	2010	2009 [10]	2008 [10]	2007 [10]	2006 [10]	2005	2004	2003	2002	2001	2000
Net income (loss) [1]	1,806.2	980.7	3,465.9	1,104.0	606.9	542.9	298.6	(84.0)	55.2	94.6	183.9
Interest expense	99.1	120.9	62.8	68.7	85.6	82.3	84.0	91.3	83.1	80.3	61.6
Income taxes	642.8	79.2	1,059.8	416.7	142.3	267.4	131.7	0.1	31.2	53.1	62.0
Depreciation and amortization	410.7	312.1	327.5	291.3	242.4	242.4	240.0	227.4	216.5	185.7	187.0

EBITDA [3]	2,958.8	1,492.9	4,916.0	1,880.7	1,077.2	1,135.0	754.3	234.8	386.0	413.7	494.5
5-year CAGR [8]	21.1%
10-year CAGR [8]	19.6%

Net income as percentage of sales	27.6%	24.7%	36.7%	21.1%	16.1%	14.1%	9.2%	(3.0% )	2.5%	3.9%	7.2%
EBITDA margin [4]	48.9%	40.8%	54.7%	39.5%	31.9%	32.7%	26.0%	9.5%	20.0%	19.7%	22.1%

Cash flow prior to working capital changes [5]	2,355.8	1,350.9	3,780.7	1,525.3	940.8	860.3	538.3	368.5	289.2	304.1	385.8
Receivables	109.4	53.1	(593.7)	(154.6)	11.0	(107.6)	(51.9)	(39.5)	(11.1)	69.9	(52.2)
Inventories	66.5	88.2	(324.4)	60.3	13.9	(119.9)	(10.5)	11.8	(18.2)	(76.1)	(27.4)
Prepaid expenses and other current assets	(6.3)	21.2	(23.7)	7.0	0.2	(5.8)	(6.3)	11.4	(3.9)	2.3	(3.1)
Payables and accrued charges	473.6	(589.5)	174.3	250.9	(269.1)	238.1	188.7	33.3	60.4	(266.2)	158.0

Changes in non-cash operating working capital	643.2	(427.0)	(767.5)	163.6	(244.0)	4.8	120.0	17.0	27.2	(270.1)	75.3
Cash provided by operating activities	2,999.0	923.9	3,013.2	1,688.9	696.8	865.1	658.3	385.5	316.4	34.0	461.1

Net income (loss)	1,806.2	980.7	3,465.9	1,104.0	606.9	542.9	298.6	(84.0)	55.2	94.6	183.9
Total assets	15,619.3	12,922.2	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3	4,622.6	4,531.7	4,121.8

Return on assets	11.6%	7.6%	33.8%	11.4%	9.8%	10.1%	5.8%	(1.8% )	1.2%	2.1%	4.5%

Weighted average cost of capital	10.2%	10.1%	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%	7.7%	8.7%

End of year closing price (dollars)	51.61	36.17	24.41	47.99	15.94	8.91	9.23	4.80	3.53	3.41	4.35
Beginning of year opening price (dollars)	36.17	24.41	47.99	15.94	8.91	9.23	4.80	3.53	3.41	4.35	2.68

Change in share price (dollars)	15.44	11.76	(23.58)	32.05	7.03	(0.32)	4.43	1.27	0.12	(0.94)	1.67

Dividends paid per share (dollars)	0.13	0.13	0.13	0.12	0.07	0.07	0.06	0.06	0.06	0.06	0.06

Total shareholder return	43.0%	48.7%	(48.9% )	201.8%	79.7%	(2.7% )	93.5%	37.7%	5.3%	(20.2% )	64.6%

Short-term debt	1,273.9	727.0	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8
Current portion of long-term debt	601.8	1.8	0.2	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7
Long-term debt	3,702.8	3,319.3	1,739.5	1,339.4	1,357.1	1,257.6	1,258.6	1,268.6	1,019.9	1,013.7	413.7

Total debt	5,578.5	4,048.1	3,063.6	1,429.6	1,915.4	1,511.0	1,362.4	1,446.1	1,496.3	1,514.8	908.2
Cash and cash equivalents	(411.9)	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)

Net debt [6]	5,166.6	3,662.7	2,786.8	710.1	1,589.7	1,417.1	903.5	1,441.4	1,471.8	1,469.5	808.2

Shareholders’ equity	6,804.2	6,439.8	4,535.1	5,994.2	2,755.4	2,132.5	2,385.6	1,973.8	2,050.2	2,042.6	1,994.8

Total debt to capital	45.1%	38.6%	40.3%	19.3%	41.0%	41.5%	36.4%	42.3%	42.2%	42.6%	31.3%

Net debt to capital [6]	43.2%	36.3%	38.1%	10.6%	36.6%	39.9%	27.5%	42.2%	41.8%	41.8%	28.8%

Total debt to net income (loss)	3.1	4.1	0.9	1.3	3.2	2.8	4.6	(17.2)	27.1	16.0	4.9
Net debt to EBITDA [7]	1.7	2.5	0.6	0.4	1.5	1.2	1.2	6.1	3.8	3.6	1.6

80 PotashCorp 2010 Financial Review

Reconciliations and Calculations continued

(in millions of US dollars except share, per-share and tonnage amounts)
	2010	2009 [10]	2008 [10]	2007 [10]	2006 [10]	2005	2004	2003	2002	2001	2000
Current assets	2,139.9	2,271.7	2,267.2	1,811.3	1,310.2	1,110.8	1,243.6	733.9	832.0	819.6	871.7
Current liabilities	(3,191.8)	(1,577.4)	(2,623.4)	(1,001.9)	(1,103.5)	(1,096.1)	(703.7)	(557.8)	(823.4)	(772.5)	(1,020.4)

Working capital	(1,051.9)	694.3	(356.2)	809.4	206.7	14.7	539.9	176.1	8.6	47.1	(148.7)
Cash and cash equivalents	(411.9)	(385.4)	(276.8)	(719.5)	(325.7)	(93.9)	(458.9)	(4.7)	(24.5)	(45.3)	(100.0)
Short-term debt	1,273.9	727.0	1,323.9	90.0	157.9	252.2	93.5	176.2	473.0	501.1	488.8
Current portion of long-term debt	601.8	1.8	0.2	0.2	400.4	1.2	10.3	1.3	3.4	–	5.7

Non-cash operating working capital	411.9	1,037.7	691.1	180.1	439.3	174.2	184.8	348.9	460.5	502.9	245.8

Sales	6,538.6	3,976.7	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	2,224.4	2,395.7	2,547.8
Freight	335.8	191.0	324.9	346.1	255.8	249.7	238.7	234.5	215.2	216.7	222.1
Transportation and distribution	151.8	128.1	132.4	124.1	134.1	121.9	104.3	98.7	80.5	83.3	83.1

Net sales [9]	6,051.0	3,657.6	8,989.2	4,764.0	3,376.8	3,475.6	2,901.4	2,465.8	1,928.7	2,095.7	2,242.6

Potash net sales
North America	1,222.3	506.8	1,307.5	656.9	470.5	495.6	347.5	230.6	215.3	232.1	237.8
Offshore	1,505.7	698.9	2,526.8	909.6	576.0	668.3	504.6	336.2	300.7	293.4	340.9
Miscellaneous and purchased product	14.1	16.3	24.4	13.5	11.7	13.0	42.7	52.3	28.5	21.2	8.3

Total	2,742.1	1,222.0	3,858.7	1,580.0	1,058.2	1,176.9	894.8	619.1	544.5	546.7	587.0

Potash sales (thousands KCl tonnes)
North America	3,355	1,093	2,962	3,471	2,785	3,144	3,246	2,870	2,780	2,894	2,939
Offshore	5,289	1,895	5,585	5,929	4,411	5,020	5,030	4,213	3,547	3,349	3,973

Total	8,644	2,988	8,547	9,400	7,196	8,164	8,276	7,083	6,327	6,243	6,912

Weighted average shares outstanding
Basic (thousands) [2]	886,371	886,740	922,439	946,923	935,640	977,112	971,703	940,140	936,378	933,822	943,380

Diluted (thousands) [2]	911,093	911,828	952,313	972,924	956,067	999,702	996,651	940,140	941,688	939,348	948,654

Non-GAAP Financial Measures and Footnotes to Reconciliations and Calculations
(in millions of US dollars except share, per-share and tonnage amounts)

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA, adjusted EBITDA, EBITDA margin, cash flow prior to working capital changes, cash flow, cash flow return, net debt, net debt to capital, net debt to EBITDA and consolidated net sales are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

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

[1]	After-tax effects of items affecting net income are as follows:

	2010	2009	2008	2007	2006	2004	2003	2000
Takeover response costs	$55.5	$–	$–	$–	$–	$–	$–	$–
Loss (gain) on sale of assets	7.5	6.1	(15.6)	–	–	(37.0)	–	(16.3)
(Recovery) impairment of auction rate securities	–	(91.1)	66.6	18.6	–	–	–	–
Impairment of property, plant and equipment	–	–	–	–	4.5	–	89.7	14.5
Plant shutdown and closure and office consolidation	–	–	–	–	–	6.2	113.5	3.3

Total after-tax effects on net income	$63.0	$(85.0)	$51.0	$18.6	$4.5	$(30.8)	$203.2	$1.5

[2]	All share and per-share data have been retroactively restated to reflect the stock dividend of two common shares for each share owned by shareholders of record at the close of business on February 16, 2011.

[3]	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to GAAP, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the non-cash charges associated with impairments, costs associated with takeover response and certain gains and losses on disposal of assets. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

PotashCorp 2010 Financial Review 81

Non-GAAP Financial Measures and Footnotes to Reconciliations and Calculations continued

EBITDA has not been adjusted for the effects of the following items:

	2010	2009	2008	2007	2006	2004	2003	2000
Takeover response costs	$73.0	$–	$–	$–	$–	$–	$–	$–
Loss (gain) on sale of assets	9.9	7.7	(21.4)	–	–	(37.0)	–	(20.1)
(Recovery) impairment of auction rate securities	–	(115.3)	88.8	26.5	–	–	–	–
Impairment of property, plant and equipment	–	–	–	–	6.3	–	132.4	14.5
Plant shutdown and closure and office consolidation	–	–	–	–	–	6.2	113.5	–

Total non-cash items included in EBITDA	82.9	(107.6)	67.4	26.5	6.3	(30.8)	245.9	(5.6)
EBITDA	2,958.8	1,492.9	4,916.0	1,880.7	1,077.2	754.3	234.8	494.5

Adjusted EBITDA	$3,041.7	$1,385.3	$4,983.4	$1,907.2	$1,083.5	$723.5	$480.7	$488.9

[4]	EBITDA margin is calculated as EBITDA divided by net sales (sales less freight and transportation and distribution). Management believes comparing the company’s operations (excluding the impact of long-term investment decisions) to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using EBITDA as compared to net income, EBITDA margin as compared to net income as a percentage of sales is also limited in that freight and transportation and distribution costs are incurred and valued independently of sales. Management evaluates these expenses individually on the consolidated statements of operations.

[5]	Cash flow prior to working capital changes is defined as the cash provided by operating activities, exclusive of changes in non-cash operating working capital. PotashCorp uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

[6]	Management believes that net debt and net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

[7]	Net debt to EBITDA shows the maximum number of years it would take to retire the company’s net debt using the current year’s EBITDA and helps PotashCorp evaluate the appropriateness of current debt levels relative to earnings generated by operations. In addition to the limitation of using EBITDA discussed above, net debt to EBITDA is limited in that this measure assumes all earnings are used to repay principal and no interest payments or taxes.

[8]	Compound annual growth rate expressed as a percentage.

[9]	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to Canadian GAAP, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, phosphate and nitrogen performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-GAAP financial measure.

[10]	Figures have been restated to reflect the impact of an adjustment to asset retirement obligations from 2006 to 2009 (see Note 32 to the company’s consolidated financial statements).

Financial Terms

Adjusted EBITDA = EBITDA + takeover response costs + impairment charges/recoveries – loss (gain) on sale of assets + non-cash shutdown / closure-related costs

Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

Cash flow = net income or loss + income taxes + change in unrealized loss/(gain) on derivatives included in net income + interest – current income taxes + depreciation and amortization

Cash flow return = cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gains on available-for-sale securities – payables and accrued charges)

Current income taxes = income tax expense (recovery) – provision for (recovery of) future income tax

EBITDA = earnings (net income or loss) before interest, taxes, depreciation and amortization

EBITDA margin = EBITDA / net sales

Market value of total capital = market value of total debt – cash and cash equivalents + market value of equity

Net debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Net debt to EBITDA = (total debt – cash and cash equivalents) / EBITDA

Net sales = sales – freight – transportation and distribution

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

82 PotashCorp 2010 Financial Review

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

Our independent registered chartered accountants, Deloitte & Touche LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2010 included on Page 85.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee.

The audit committee of the Board of Directors is composed entirely of independent directors. PotashCorp’s interim condensed consolidated financial statements and MD&A are discussed and analyzed by the audit committee with management and the independent registered chartered accountants before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee together with management and the independent registered chartered accountants and are approved by the Board of Directors.

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

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2010. The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, as reflected in their report for 2010 included on Page 84.

W. Doyle President and Chief Executive Officer	W. Brownlee Executive Vice President and Chief Financial Officer

February 22, 2011

Keyword: Financial	PotashCorp 2010 Financial Review 83

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2010 and our report dated February 22, 2011 expressed an unqualified opinion on these consolidated financial statements.

Independent Registered Chartered Accountants
Saskatoon, Canada

February 22, 2011

84 PotashCorp 2010 Financial Review

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.
We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, the related consolidated statements of operations and retained earnings, cash flow and comprehensive income (loss) for each of the three years in the period ended December 31, 2010, and the related consolidated statements of accumulated other comprehensive income as of December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Saskatoon, Canada

February 22, 2011

PotashCorp 2010 Financial Review 85

Consolidated Financial Statements

Consolidated Statements of Financial Position

As at December 31	In millions of US dollars except share amounts

Notes		2010	2009 [1]
	Assets
	Current assets
	Cash and cash equivalents	$411.9	$385.4
Note 3	Receivables	1,043.7	1,137.9
Note 4	Inventories	569.9	623.5
Note 5	Prepaid expenses and other current assets	114.4	124.9

		2,139.9	2,271.7
Note 6	Property, plant and equipment	8,062.7	6,413.3
Note 7	Investments	4,938.0	3,760.3
Note 8	Other assets	363.1	359.9
Note 9	Intangible assets	18.6	20.0
Note 9	Goodwill	97.0	97.0

		$15,619.3	$12,922.2

	Liabilities
	Current liabilities
Note 10, 13	Short-term debt and current portion of long-term debt	$1,871.3	$728.8
Note 11	Payables and accrued charges	1,245.7	796.8
Note 12	Current portion of derivative instrument liabilities	74.8	51.8

		3,191.8	1,577.4
Note 13	Long-term debt	3,707.2	3,319.3
Note 12	Derivative instrument liabilities	203.7	123.2
Note 22	Future income tax liabilities	1,078.4	962.4
Note 14	Accrued pension and other post-retirement benefits	298.5	280.8
Note 15	Accrued environmental costs and asset retirement obligations	329.9	215.1
	Other non-current liabilities and deferred credits	5.6	4.2

		8,815.1	6,482.4

	Shareholders’ Equity
Note 16, 33	Share capital	1,430.7	1,430.3
	Unlimited authorization of common shares without par value; issued and outstanding 853,122,693 and 887,926,650 shares at December 31, 2010 and 2009, respectively
	Unlimited authorization of first preferred shares; none outstanding
Note 17	Contributed surplus	160.3	149.5
	Accumulated other comprehensive income	2,244.3	1,648.8
	Retained earnings	2,968.9	3,211.2

		6,804.2	6,439.8

		$15,619.3	$12,922.2

Note 27	Commitments
Note 28	Contingencies
Note 29	Guarantees

[1]	Corrected as described in Note 32.

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

86 PotashCorp 2010 Financial Review

Consolidated Statements of Operations and Retained Earnings

For the years ended December 31	In millions of US dollars except per-share amounts

Notes		2010	2009 [1]	2008 [1]
Note 18	Sales	$6,538.6	$3,976.7	$9,446.5
	Less: Freight	335.8	191.0	324.9
	Transportation and distribution	151.8	128.1	132.4
	Cost of goods sold	3,426.0	2,643.0	4,128.4

	Gross Margin	2,625.0	1,014.6	4,860.8

	Selling and administrative	228.1	183.6	188.4
Note 19	Provincial mining and other taxes	76.5	29.0	543.4
	Foreign exchange loss (gain)	16.8	(35.4)	(126.0)
Note 20	Other income	(244.5)	(343.4)	(333.5)

		76.9	(166.2)	272.3

	Operating Income	2,548.1	1,180.8	4,588.5

Note 21	Interest Expense	99.1	120.9	62.8

	Income Before Income Taxes	2,449.0	1,059.9	4,525.7

Note 22	Income Taxes	642.8	79.2	1,059.8

	Net Income	1,806.2	980.7	3,465.9

	Retained Earnings, Beginning of Year	3,211.2	2,348.5	2,255.1

	Repurchase of Common Shares	(1,930.8)	–	(3,250.3)

	Dividends Declared	(117.7)	(118.0)	(122.2)

	Retained Earnings, End of Year	$2,968.9	$3,211.2	$2,348.5

Note 23, 33	Net Income per Share – Basic	$2.04	$1.11	$3.76

Note 23, 33	Net Income per Share – Diluted	$1.98	$1.08	$3.64

Note 33	Dividends per Share	$0.13	$0.13	$0.13

[1]	Corrected as described in Note 32.

(See Notes to the Consolidated Financial Statements)

PotashCorp 2010 Financial Review 87

Consolidated Statements of Cash Flow

For the years ended December 31	In millions of US dollars

		2010		2009 [1]		2008 [1]
Operating Activities
Net income		$1,806.2		$980.7		$3,465.9
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	410.7		312.1		327.5
Stock-based compensation	24.3		29.5		36.2
Loss (gain) on disposal of property, plant and equipment and long-term investments	9.9		(107.6)		61.7
Foreign exchange on future income tax and miscellaneous items	(0.1)		(1.3)		(106.4)
Provision for future income tax	148.8		198.9		64.9
Undistributed earnings of equity investees	(95.8)		(2.8)		(166.7)
Derivative instruments	1.2		(62.0)		48.7
Other long-term liabilities	50.6		3.4		48.9

Subtotal of adjustments		549.6		370.2		314.8
Changes in non-cash operating working capital
Receivables	109.4		53.1		(593.7)
Inventories	66.5		88.2		(324.4)
Prepaid expenses and other current assets	(6.3)		21.2		(23.7)
Payables and accrued charges	473.6		(589.5)		174.3

Subtotal of changes in non-cash operating working capital		643.2		(427.0)		(767.5)

Cash provided by operating activities		2,999.0		923.9		3,013.2

Investing Activities
Additions to property, plant and equipment		(1,978.3)		(1,763.8)		(1,198.3)
Purchase of long-term investments		(422.3)		(3.2)		(445.6)
Proceeds from disposal of property, plant and equipment and long-term investments		1.6		151.9		43.2
Other assets and intangible assets		(41.1)		(54.1)		(46.6)

Cash used in investing activities		(2,440.1)		(1,669.2)		(1,647.3)

Cash before financing activities		558.9		(745.3)		1,365.9

Financing Activities
Proceeds from long-term debt obligations		1,793.8		4,108.7		400.0
Repayment of and finance costs on long-term debt obligations		(810.5)		(3,561.3)		(0.2)
Proceeds from short-term debt obligations		546.9		403.2		1,233.9
Dividends		(118.7)		(116.9)		(122.6)
Repurchase of common shares		(1,999.7)		–		(3,356.4)
Issuance of common shares		55.8		20.2		36.7

Cash (used in) provided by financing activities		(532.4)		853.9		(1,808.6)

Increase (Decrease) in Cash and Cash Equivalents		26.5		108.6		(442.7)
Cash and Cash Equivalents, Beginning of Year		385.4		276.8		719.5

Cash and Cash Equivalents, End of Year		$411.9		$385.4		$276.8

Cash and cash equivalents comprised of:
Cash		$114.5		$121.6		$29.9
Short-term investments		297.4		263.8		246.9

		$411.9		$385.4		$276.8

Supplemental cash flow disclosure
Interest paid		$93.0		$115.4		$82.8
Income taxes (recovered) paid		$(45.1)		$640.3		$669.9

[1]	Corrected as described in Note 32.

(See Notes to the Consolidated Financial Statements)

88 PotashCorp 2010 Financial Review

Consolidated Statements of Comprehensive Income

For the years ended December 31	In millions of US dollars

(Net of related income taxes)	2010	2009 [1]	2008 [1]
Net Income	$1,806.2	$980.7	$3,465.9
Other comprehensive income (loss)
Net increase (decrease) in unrealized gains on available-for-sale securities [2]	661.9	988.6	(1,336.9)
Net losses on derivatives designated as cash flow hedges [3]	(118.4)	(63.9)	(166.0)
Reclassification to income of net losses (gains) on cash flow hedges [4]	52.5	53.1	(8.1)
Other	(0.5)	13.1	(10.0)

Other Comprehensive Income (Loss)	$595.5	$990.9	$(1,521.0)

Comprehensive Income	$2,401.7	$1,971.6	$1,944.9

[1]	Corrected as described in Note 32.

[2]	Available-for-sale securities are comprised of shares in Israel Chemicals Ltd. and Sinofert Holdings Limited and investments in auction rate securities. The amounts are net of income taxes of $NIL (2009 – $26.5, 2008 – $(61.5)).

[3]	Cash flow hedges are comprised of natural gas derivative instruments, and are net of income taxes of $(71.7) (2009 – $(38.7), 2008 – $(100.8)).

[4]	Net of income taxes of $31.8 (2009 – $32.2, 2008 – $(4.8)).

Consolidated Statements of Accumulated Other Comprehensive Income

As at December 31	In millions of US dollars

(Net of related income taxes)	2010	2009 [1]
Unrealized gains on available-for-sale securities [2]	$2,412.3	$1,750.4
Net unrealized losses on derivatives designated as cash flow hedges [3]	(177.3)	(111.4)
Other [4]	9.3	9.8

Accumulated other comprehensive income	2,244.3	1,648.8
Retained earnings	2,968.9	3,211.2

Accumulated Other Comprehensive Income and Retained Earnings	$5,213.2	$4,860.0

[1]	Corrected as described in Note 32.

[2]	$2,562.7 before income taxes (2009 – $1,900.8).

[3]	$(283.4) before income taxes (2009 – $(177.6)).

[4]	$9.3 before income taxes (2009 – $9.8).

(See Notes to the Consolidated Financial Statements)

PotashCorp 2010 Financial Review 89

Notes

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

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
–  phosphate feed plants in the states of Nebraska, Illinois, Missouri, North Carolina and Florida
–  an industrial phosphoric acid plant in the state of Ohio

•	Nitrogen
–  three plants in the states of Georgia, Louisiana and Ohio
–  large-scale operations in Trinidad

In North America, the company leases or owns 212 terminal and warehouse facilities, some of which have multi-product capability, for a total of 280 distribution points, and services customers with a fleet of approximately 9,950 railcars. In the offshore market, the company leases one warehouse in China and one in Malaysia and has ownership in a dry bulk fertilizer port terminal in Brazil through a joint venture. PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the province of Saskatchewan (including the company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America, and execute offshore marketing and sales for the company’s New Brunswick potash. Phosphate Chemicals Export Association, Inc. (“PhosChem”), a phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its phosphate fertilizers. PCS Sales (USA), Inc. generally executes offshore marketing and sales for the company’s nitrogen products.

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

90 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

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

Additional Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies (with the exception of those identified above) throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page
3	Receivables	92
4	Inventories	92
5	Prepaid Expenses	93
6	Property, Plant and Equipment	93
7	Investments	94
8	Other Assets	95
9	Intangible Assets	95
9	Goodwill	95
12	Derivative Instruments	96
13	Long-Term Debt	97
14	Pension and Other Post-Retirement Benefits	98
15	Environmental Costs and Asset Retirement Obligations	103
18	Revenue Recognition	106
18	Cost of Goods Sold	106
22	Income Taxes	110
24	Stock-Based Compensation	112
25	Fair Value of Financial Instruments	115
27	Commitments	122

Recent Accounting Pronouncements

IFRSs

International Financial Reporting Standards (“IFRSs”) have been incorporated into the Canadian Institute of Chartered Accountants Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises in Canada were required to prepare financial statements in accordance with IFRSs. The company is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

PotashCorp 2010 Financial Review 91

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 3 RECEIVABLES

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the company will not be able to collect all amounts due. The carrying amount of the trade receivables is reduced through the use of the allowance account, and the amount of any increase in the allowance is recognized in the Consolidated Statements of Operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations.

	2010	2009
Trade accounts – Canpotex	$297.9	$164.3
– Other	448.7	264.4
Less allowance for doubtful accounts	(8.2)	(8.4)

	738.4	420.3
Margin deposits on derivative instruments	197.8	108.9
Income taxes receivable	30.3	287.4
Provincial mining and other taxes receivable	–	234.6
Other non-trade accounts	77.2	86.7

	$1,043.7	$1,137.9

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

	2010	2009
Finished products	$254.9	$303.1
Intermediate products	126.7	158.9
Raw materials	65.1	50.6
Materials and supplies	123.2	110.9

	$569.9	$623.5

Items affecting cost of goods sold	2010	2009	2008
Expensed inventories	$3,152.5	$2,170.2	$3,803.9
Writedowns of finished products	4.5	49.2	89.9
Writedowns of intermediate products	0.3	5.4	–
Writedowns of raw materials	–	1.4	–
Reserves for obsolete materials and supplies	2.2	2.7	3.2
Reversals of writedowns	(2.1)	(8.4)	–

	$3,157.4	$2,220.5	$3,897.0

The carrying amount of inventory recorded at net realizable value was $NIL at December 31, 2010 (2009 – $33.5), with the remaining inventory recorded at cost.

92 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 5 PREPAID EXPENSES AND OTHER CURRENT ASSETS

The company has classified freight and other transportation and distribution costs incurred relating to product inventory stored at warehouse and terminal facilities as prepaid expenses.

	2010	2009
Prepaid freight	$19.4	$31.2
Prepaid transportation and distribution	8.2	17.5
Other prepaid expenses	21.1	14.8

	48.7	63.5
Income taxes on inventory transfers (Note 22)	32.0	38.0
Current portion of future income tax assets (Note 22)	28.4	17.6
Current portion of derivative instrument assets (Note 12)	5.3	5.8

	$114.4	$124.9

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (which include certain mine development costs and stripping costs) are carried at cost. Costs of additions, betterments, renewals and interest during construction are capitalized.

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

	2010
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value
Land and improvements	$504.2	$85.3	$418.9
Buildings and improvements	2,174.7	266.9	1,907.8
Machinery and equipment	8,064.0	2,542.9	5,521.1
Mine development costs	313.5	98.6	214.9

	$11,056.4	$2,993.7	$8,062.7

	2009
		Accumulated
		Depreciation and	Net Book
	Cost	Amortization	Value
Land and improvements	$494.6	$76.0	$418.6
Buildings and improvements	1,546.1	236.4	1,309.7
Machinery and equipment	6,754.4	2,307.4	4,447.0
Mine development costs	329.9	91.9	238.0

	$9,125.0	$2,711.7	$6,413.3

Depreciation and amortization of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $402.1 in 2010 (2009 – $303.1; 2008 – $313.2). The net carrying amount of property, plant and equipment not being amortized at December 31, 2010 because it was under construction or development was $1,987.0 (2009 – $2,085.2).

Interest capitalized to property, plant and equipment during 2010 was $118.6 (2009 – $68.2; 2008 – $42.9).

The opening balance of stripping costs at January 1, 2010 was $56.7 (2009 – $37.1), additions during 2010 were $51.4 (2009 – $48.6) and amortization during 2010 was $47.5 (2009 – $29.0), for a balance at December 31, 2010 of $60.6 (2009 – $56.7).

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in accounts payable that was reclassified from investing activities to operating activities on the Consolidated Statements of Cash Flow in 2010 was $14.0 (2009 – $106.8; 2008 – $61.9).

PotashCorp 2010 Financial Review 93

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 7 INVESTMENTS

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in other income. The fair value for investments designated as available-for-sale is recorded in the Consolidated Statements of Financial Position, with unrealized gains and losses, net of related income taxes, recorded in accumulated other comprehensive income (“AOCI”). The cost of securities sold is based on the weighted average method. Realized gains and losses, including any other-than-temporary decline in value, on these securities are removed from AOCI and recorded in net income.

An investment is considered impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors the company considers in determining whether a decline is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the subject company, and the company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. When there has been a decline in value that is other-than-temporary, the carrying value of the investment is reduced to fair value. See Note 25 for a description of how the company determines fair value for its investments.

	2010	2009
Investments at equity
Sociedad Quimica y Minera de Chile S.A. (“SQM”) – 32 percent ownership; quoted market value of $4,702.1	$693.8	$631.8
Arab Potash Company Ltd. (“APC”) – 28 percent ownership; quoted market value of $1,433.7	381.9	348.8
Other	20.4	19.8
Available-for-sale investments
Israel Chemicals Ltd. (“ICL”) – 14 percent ownership	3,045.5	1,895.7
Sinofert Holdings Limited (“Sinofert”) – 22 percent ownership	796.4	864.2

	$4,938.0	$3,760.3

Investments at Equity
At December 31, 2010, the difference between the carrying value of the shares of SQM held by the company and the company’s proportionate share of net book value of SQM was $173.1 (2009 – $184.7). The differences were allocated to the company’s portion of the fair value of the reserves and mining concessions of SQM and will be recognized as a reduction in the future share of earnings from SQM on a units-of-production basis. The difference between the carrying value of the shares of APC held by the company and the company’s proportionate share of net book value of APC remaining to be amortized at year-end was $45.4 (2009 – $52.0). Differences were allocated to the fair value of fixed assets and mining concessions and will be recognized as a reduction in the future share of earnings from APC on a units-of-production basis.

As noted in the above table, certain of the company’s investments in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP. The company’s share of earnings attributable to these equity investees under the applicable foreign GAAP has been adjusted for the significant effects of conforming to Canadian GAAP.

The company’s share of earnings attributable to equity investees of $174.3 (2009 – $133.7; 2008 – $255.8) is included in other income (see Note 20). Dividends received from these equity investees in 2010 were $78.5 (2009 – $130.9; 2008 – $89.1).

In 2010, the company purchased additional shares in ICL for cash consideration of $420.1, increasing its ownership percentage to 14 percent from 11 percent. In conjunction with this purchase, the company incurred a loss of $2.2 on a foreign exchange contract.

94 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 8 OTHER ASSETS

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of salvage value, on a straight-line basis over their estimated useful lives of 3 to 10 years.

Upfront lease costs are capitalized to other assets and amortized over the life of the leases, the latest of which extends through 2038.

	2010	2009
Accrued pension benefit asset (Note 14)	$220.6	$207.6
Investment tax credits	40.8	46.4
Ammonia catalysts – net of accumulated amortization of $16.8 (2009 – $9.3)	37.1	44.1
Future income tax assets (Note 22)	25.1	16.8
Upfront lease costs – net of accumulated amortization of $5.5 (2009 – $4.4)	21.4	22.5
Deferred charges – net of accumulated amortization of $5.8 (2009 – $5.7)	5.3	1.8
Derivative instrument assets (Note 12)	–	3.2
Other – net of accumulated amortization of $4.8 (2009 – $NIL)	12.8	17.5

	$363.1	$359.9

Amortization of other assets included in cost of goods sold and in selling and administrative expenses was $4.8 (2009 – $5.2; 2008 – $10.4).

NOTE 9 INTANGIBLE ASSETS AND GOODWILL

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

	2010	2009
Intangible assets – net of accumulated amortization of $34.4 (2009 – $30.6)	$18.6	$20.0

Goodwill – net of accumulated amortization of $7.3 (2009 – $7.3)	$97.0	$97.0

Other than goodwill, the company has not recognized any intangible assets with indefinite useful lives. Total amortization expense relating to finite-lived intangible assets for 2010 was $3.8 (2009 – $3.8; 2008 – $3.9). Amortization expense in each of the next five years calculated upon such assets held as at December 31, 2010 is estimated to be $2.1 for 2011, $2.1 for 2012, $2.1 for 2013, $1.5 for 2014 and $0.8 for 2015.

Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

NOTE 10 SHORT-TERM DEBT

	2010	2009
Commercial paper	$1,273.9	$727.0

The company increased the authorized amount of its commercial paper program from $750.0 to $1,500.0 in 2010. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facilities.

The company has an unsecured line of credit available for short-term financing (net of letters of credit of $8.8 and direct borrowings of $NIL) in the amount of $66.2 at December 31, 2010 (2009 – $42.1). The line of credit is available through June 2011.

The line of credit is subject to financial tests and other covenants. The principal covenants require a debt-to-capital ratio of less than or equal to 0.60:1, a long-term-debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, tangible net worth in an amount greater than or equal to $1,250.0 and debt of subsidiaries not to exceed $650.0. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $40.0. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2010.

PotashCorp 2010 Financial Review 95

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 11 PAYABLES AND ACCRUED CHARGES

	2010	2009
Trade accounts	$587.0	$506.8
Income taxes (Note 22)	218.7	1.2
Accrued compensation	120.4	47.4
Deferred revenue	53.2	33.9
Accrued interest	48.7	42.9
Other taxes	47.5	8.9
Accrued deferred share units	29.6	20.1
Dividends	28.5	29.6
Current portion of accrued environmental costs and asset retirement obligations (Note 15)	26.6	40.1
Current portion of accrued pension and other post-retirement benefits (Note 14)	8.9	8.3
Other payables and other accrued charges	76.6	57.6

	$1,245.7	$796.8

NOTE 12 DERIVATIVE INSTRUMENTS

Derivative financial instruments are used by the company to manage its exposure to commodity price, exchange rate and interest rate fluctuations. The company recognizes its derivative instruments at fair value on the Consolidated Statements of Financial Position where appropriate. Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements), are accounted for as derivative financial instruments.

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

The company’s policy is not to use derivative financial instruments for trading or speculative purposes, although it may choose not to designate an economic hedging relationship as an accounting hedge. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions. The company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are expected to be or were, as appropriate, highly effective in offsetting changes in fair values of hedged items. Hedge effectiveness related to the company’s natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. A hedging relationship may be terminated because the hedge ceases to be effective; the underlying asset or liability being hedged is derecognized; or the derivative instrument is no longer designated as a hedging instrument. In such instances, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized in earnings on the same basis that gains, losses, revenue and expenses of the previously hedged item are recognized. If a cash flow hedging relationship is terminated because it is no longer probable that the anticipated transaction will occur, then the net gain or loss accumulated in OCI is recognized in current period earnings.

Significant recent derivatives include the following:

•	Natural gas futures, swaps and option agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions. The portion of gain or loss on derivative instruments designated as cash flow hedges that is deferred in AOCI is reclassified into cost of goods sold when the product containing the hedged item impacts earnings. Any hedge ineffectiveness is recorded in cost of goods sold in the current period.

•	Foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar and foreign currency swap contracts to limit exposure to exchange rate fluctuations relating to Canadian dollar-denominated commercial paper. These contracts are not

96 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 12 Derivative Instruments continued

designated as hedging instruments for accounting purposes. Accordingly, they are marked-to-market with changes in fair value recognized through foreign exchange gain or loss in earnings.

•	Agreement for the forward purchase of shares of Sinofert in 2007 at a fixed Hong Kong dollar amount per share. This contract was not designated as a hedging instrument for accounting purposes. Accordingly, changes in fair value were recognized through other income in 2008 earnings.

•	Interest rate swaps designated as fair value hedges to manage the interest rate mix of the company’s total debt portfolio and related overall cost of borrowing. Hedge accounting treatment resulted in interest expense on the related debt being reflected at hedged rates rather than original contractual interest rates.

	2010
	Assets	Liabilities	Net
Natural gas hedging derivatives	$–	$278.5	$(278.5)
Foreign currency derivatives	5.3	–	5.3

Total	5.3	278.5	(273.2)
Less current portion	(5.3)	(74.8)	69.5

Long-term portion	$–	$203.7	$(203.7)

	2009
	Assets	Liabilities	Net
Natural gas hedging derivatives	$3.7	$174.7	$(171.0)
Foreign currency derivatives	5.3	0.3	5.0

Total	9.0	175.0	(166.0)
Less current portion	(5.8)	(51.8)	46.0

Long-term portion	$3.2	$123.2	$(120.0)

As at December 31, 2010, the company had natural gas derivatives qualifying for hedge accounting in the form of swaps, which represented a notional amount of 102.6 million MMBtu (2009 – 123.0 million MMBtu) with maturities in 2011 through 2019. For the year ended December 31, 2010, losses of $84.4 (2009 – losses of $85.0; 2008 – gains of $22.8) were recognized in cost of goods sold excluding ineffectiveness, which increased these losses by $0.3 (increased 2009 losses by $0.2; reduced 2008 gains by $9.9) for the year. Of the losses at December 31, 2010, approximately $76.1 (2009 – $54.0; 2008 – $48.8) will be reclassified to cost of goods sold within the next 12 months. See Note 25 for a description of how the company determines fair value for its derivative instruments.

NOTE 13 LONG-TERM DEBT

Issue costs of long-term obligations and gains and losses on interest rate swaps are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest rate method.

	2010	2009
Senior notes [1]
7.750% notes due May 31, 2011	$600.0	$600.0
4.875% notes due March 1, 2013	250.0	250.0
5.250% notes due May 15, 2014	500.0	500.0
3.750% notes due September 30, 2015	500.0	500.0
3.250% notes due December 1, 2017	500.0	–
6.500% notes due May 15, 2019	500.0	500.0
4.875% notes due March 30, 2020	500.0	500.0
5.875% notes due December 1, 2036	500.0	500.0
5.625% notes due December 1, 2040	500.0	–
Other	7.7	8.0

	4,357.7	3,358.0
Less net unamortized debt costs	(53.8)	(42.4)
Add unamortized interest rate swap gains	0.7	2.4

	4,304.6	3,318.0
Less current maturities	(601.8)	(1.8)
Add current portion of amortization	4.4	3.1

	$3,707.2	$3,319.3

[1]	Each series of senior notes is unsecured and has no sinking fund requirements prior to maturity. Each series of notes is redeemable, in whole or in part, at the company’s option at any time prior to maturity for a price not less than the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes due 2014, 2015, 2017, 2019, 2020, 2036 and 2040 at 101 percent of the principal amount of the notes repurchased, plus accrued and unpaid interest.

In November 2010, the company issued $500.0 of 3.250 percent senior notes due December 1, 2017 and $500.0 of 5.625 percent senior notes due December 1, 2040. The senior notes were issued under a US shelf registration statement.

The company has two long-term revolving credit facilities that provide for unsecured borrowings. The first is a $750.0 facility that provides for unsecured borrowings through May 31, 2013. The second is a $2,500.0 credit facility that matures December 11, 2012. No borrowings were outstanding under these credit facilities at December 31, 2010 or 2009. These credit facilities backstop the company’s commercial paper program and the availability of backup funds is reduced by the amount of commercial paper outstanding ($1,272.4 and $724.9 at December 31, 2010 and 2009, respectively). During the year ended December 31, 2010, the company borrowed and repaid $810.0 under its long-term credit facilities. Interest rates on borrowings under its credit facilities ranged from 0.60 percent to 3.75 percent during 2010 (0.68 percent to 5.75 percent in 2009).

PotashCorp 2010 Financial Review 97

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 13 Long-Term Debt continued

During 2010, the company classified the $600.0 aggregate principal amount of 7.750 percent senior notes due May 31, 2011 as current.

Other long-term debt in the above table includes a net financial liability of $5.9 (2009 – $5.9) pursuant to back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $505.1 and financial liabilities of $511.0 on a net basis related to these arrangements because a legal right to set-off exists, and it intends to settle with the same party on a net basis.

The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and on sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50.0. Principal covenants and events of default under the credit facilities are the same as those under the line of credit described in Note 10. The back-to-back loan arrangements are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25.0. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants at December 31, 2010.

Long-term debt obligations at December 31, 2010 will mature as follows:

2011	$601.8
2012	5.9
2013	250.0
2014	500.0
2015	500.0
Subsequent years	2,500.0

$4,357.7

NOTE 14 PENSION AND OTHER POST-RETIREMENT BENEFITS

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

Pension and other post-retirement benefit expense includes, as applicable, the net of management’s best estimate of the cost of benefits provided, interest cost of projected benefits, expected return on plan assets, amortization of experience gains or losses and plan amendments, curtailments, settlements and changes in the valuation allowance.

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

Trinidad

The company has contributory defined benefit pension plans that cover substantially all employees. Benefits are based on a combination of years of service and compensation levels.

98 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 14 Pension and Other Post-Retirement Benefits continued

Other Post-Retirement Plans
The company provides certain contributory health-care plans and non-contributory life insurance benefits for retired employees. These plans contain certain cost-sharing features such as deductibles and coinsurance, and are unfunded, with benefits subject to change.

Defined Benefit Plans
The components of net expense for the company’s pension and other post-retirement benefit plans, computed actuarially, were as follows:

Pension	2010			2009			2008
	Incurred	Matching	Recognized	Incurred	Matching	Recognized	Incurred	Matching	Recognized
	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year
Current service cost for benefits earned during the year	$20.1	$–	$20.1	$17.3	$–	$17.3	$15.1	$–	$15.1
Interest cost on projected benefit obligation	46.9	–	46.9	44.7	–	44.7	39.9	–	39.9
(Gain) loss on plan assets	(83.7)	37.1	(46.6)	(94.2)	60.5	(33.7)	157.7	(208.8)	(51.1)
Actuarial loss (gain)	65.0	(42.4)	22.6	57.5	(32.1)	25.4	46.7	(42.8)	3.9
Termination benefits	–	–	–	0.2	–	0.2	–	–	–
Plan amendments	–	2.2	2.2	–	2.5	2.5	8.1	(5.9)	2.2
Settlements	(0.9)	–	(0.9)	(0.3)	–	(0.3)	–	–	–
Change in valuation allowance	–	–	–	(15.8)	–	(15.8)	(0.3)	–	(0.3)
Amortization of transitional obligation	–	0.3	0.3	–	0.3	0.3	–	1.6	1.6

	$47.4	$(2.8)	$44.6	$9.4	$31.2	$40.6	$267.2	$(255.9)	$11.3

[1]	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Other	2010			2009			2008
	Incurred	Matching	Recognized	Incurred	Matching	Recognized	Incurred	Matching	Recognized
	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year	in Year	Adjustments [1]	in Year
Current service cost for benefits earned during the year	$7.0	$–	$7.0	$6.1	$–	$6.1	$5.7	$–	$5.7
Interest cost on projected benefit obligation	16.1	–	16.1	16.6	–	16.6	15.9	–	15.9
Actuarial loss (gain)	7.0	(3.5)	3.5	24.1	(19.2)	4.9	3.1	(0.1)	3.0
Plan amendments	–	(5.6)	(5.6)	(29.1)	26.3	(2.8)	1.4	(4.2)	(2.8)
Curtailments	–	–	–	(1.6)	–	(1.6)	–	–	–
Amortization of transitional obligation	–	–	–	–	–	–	–	0.4	0.4

	$30.1	$(9.1)	$21.0	$16.1	$7.1	$23.2	$26.1	$(3.9)	$22.2

[1]	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

PotashCorp 2010 Financial Review 99

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 14 Pension and Other Post-Retirement Benefits continued

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows (weighted average as of December 31):

	Pension			Other
	2010	2009	2008	2010	2009	2008
Discount rate – obligation, %	5.45	5.85	6.25	5.45	5.85	6.25
Discount rate – expense, %	5.85	6.25	6.50	5.85	6.25	6.50
Long-term rate of return on assets, %	7.00	7.50	8.00	n/a	n/a	n/a
Rate of increase in compensation levels, %	4.00	4.00	4.00	n/a	n/a	n/a

n/a = not applicable

The average remaining service period of the active employees covered by the company’s pension plans is 11.6 years (2009 – 12.0 years). The average remaining service period of the active employees covered by the company’s other benefit plans is 12.1 years (2009 – 11.7 years).

The assumed health-care cost trend rates for the company’s significant retiree medical plan are as follows:

	2010	2009	2008
Health-care cost trend rates assumed for next year, %	6.00	6.00	6.00
Ultimate health-care cost trend rate assumed, %	6.00	6.00	6.00
Year that the rate reaches the ultimate trend rate	2010	2009	2008

Effective January 1, 2004, the company’s largest retiree medical plan limits the company’s share of annual medical cost increases to 75 percent of the first 6 percent of total medical inflation for recent and future non-union retirees. Any cost increases in excess of this amount are funded by increased retiree contributions.

The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the plan’s demographics, expected future pension benefit and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing. The resulting rates are used by the company to determine the final discount rate. The rate selected for the December 31, 2010 measurement date will be used to determine expense for fiscal 2011.

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

100 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 14 Pension and Other Post-Retirement Benefits continued

The company uses a December 31 measurement date. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2010, and the next required valuations are as of January 1, 2011. The change in benefit obligations and the change in plan assets for the above pension and other post-retirement plans were as follows:

	Pension		Other		Total
	2010	2009	2010	2009	2010	2009
Change in benefit obligations
Balance, beginning of year	$792.4	$698.0	$275.9	$266.0	$1,068.3	$964.0
Service cost	20.1	17.3	7.0	6.1	27.1	23.4
Interest cost	46.9	44.7	16.1	16.6	63.0	61.3
Actuarial loss	65.0	57.5	7.0	22.8	72.0	80.3
Foreign exchange rate changes	3.7	6.5	1.5	3.6	5.2	10.1
Plan amendments	–	–	–	(29.1)	–	(29.1)
Benefits paid	(34.8)	(31.5)	(9.2)	(8.5)	(44.0)	(40.0)
Termination benefits	–	0.2	–	–	–	0.2
Curtailments/Settlements	(0.9)	(0.3)	–	(1.6)	(0.9)	(1.9)

Balance, end of year	892.4	792.4	298.3	275.9	1,190.7	1,068.3

Change in plan assets
Fair value, beginning of year	649.1	479.7	–	–	649.1	479.7
Actual gain on plan assets	83.7	94.2	–	–	83.7	94.2
Employer contributions	53.9	106.0	9.2	8.5	63.1	114.5
Foreign exchange rate changes	1.3	1.0	–	–	1.3	1.0
Settlements	(0.9)	(0.3)	–	–	(0.9)	(0.3)
Benefits paid	(34.8)	(31.5)	(9.2)	(8.5)	(44.0)	(40.0)

Fair value, end of year	752.3	649.1	–	–	752.3	649.1

Funded status	(140.1)	(143.3)	(298.3)	(275.9)	(438.4)	(419.2)
Unamortized net actuarial loss	311.2	304.6	63.9	60.1	375.1	364.7
Unamortized prior service cost	5.6	7.6	(31.5)	(37.2)	(25.9)	(29.6)
Unamortized transitional obligation	2.4	2.6	–	–	2.4	2.6

Accrued pension and other post-retirement benefit asset (liability)	$179.1	$171.5	$(265.9)	$(253.0)	$(86.8)	$(81.5)

Amounts included in:
Other assets (Note 8)	$220.4	$207.3	$0.2	$0.3	$220.6	$207.6
Liabilities
Current (Note 11)	–	–	(8.9)	(8.3)	(8.9)	(8.3)
Long-term	(41.3)	(35.8)	(257.2)	(245.0)	(298.5)	(280.8)

	$179.1	$171.5	$(265.9)	$(253.0)	$(86.8)	$(81.5)

Letters of credit secured certain of the unfunded defined benefit plans as at December 31, 2010 and 2009.

The company is a sponsor of certain US post-retirement health-care plans that were impacted by the US Medicare Prescription Drug, Improvement and Modernization Act of 2003. This legislation expanded Medicare to include (for the first time) coverage for prescription drugs and introduced a prescription drug benefit and federal subsidy to sponsors of retiree health-care benefit plans that provide benefits at least “actuarially equivalent” to Medicare Part D. The company accounted for the impact of the legislation prospectively as of July 1, 2004. The federal subsidy had the effect of reducing the company’s accumulated post-retirement benefit obligation by $23.2 (2009 – $23.2) and reducing the net periodic post-retirement benefit cost for the year by $1.7 (2009 – $1.8).

PotashCorp 2010 Financial Review 101

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 14 Pension and Other Post-Retirement Benefits continued

The accumulated benefit obligation for all defined benefit pension plans was $797.5 and $703.6 at December 31, 2010 and 2009, respectively. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2010	2009
Projected benefit obligation	$818.4	$730.6
Accumulated benefit obligation	737.3	658.3
Fair value of plan assets	654.8	559.9

Sensitivity of Assumptions
The effect of a change in the health-care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	2010	2009	2008
As reported:
Benefit obligation	$298.3	$275.9	$266.0
Aggregate of service and interest cost	23.1	22.7	21.6
Impact of 1.0 percentage point increase:
Benefit obligation	48.5	42.8	41.1
Aggregate of service and interest cost	4.9	4.3	3.8
Impact of 1.0 percentage point decrease:
Benefit obligation	(38.3)	(34.1)	(32.9)
Aggregate of service and interest cost	(3.5)	(3.3)	(3.0)

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

Plan Assets
Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2010	2009
Equity securities	65%	63%	59%
Debt securities	35%	37%	41%
Real estate	–	–	–
Other	–	–	–

Total	100%	100%	100%

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

Defined Contribution Plans
All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company contribution provides a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. The company’s contributions in 2010 were $7.1 (2009 – $3.5; 2008 – $5.3).

Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of the member’s earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2010 were $8.7 (2009 – $6.8; 2008 – $6.6).

All of the company’s US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company contribution provides a minimum of 0 percent (to a maximum of 6 percent) of salary depending on employee contributions and company performance. The company’s 2010 contributions were $6.6 (2009 – $8.6; 2008 – $7.9).

Cash Payments
Total cash payments for pensions and other post-retirement benefits for 2010, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $85.5 (2009 – $133.4). Approximately $90.2 is expected to be contributed by the company to all pension and post-retirement plans during 2011.

102 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 14 Pension and Other Post-Retirement Benefits continued

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from either corporate assets or the qualified pension trusts, in respect of the defined benefit plans:

		Other
			Reduction due to
	Pension	Gross	Medicare Part D Subsidy	Net
2011	$37.3	$10.8	$0.7	$10.1
2012	38.6	11.5	0.8	10.7
2013	42.2	12.4	0.8	11.6
2014	45.5	13.4	0.9	12.5
2015	48.7	14.5	1.0	13.5
2016-2020	296.3	88.3	7.0	81.3

NOTE 15 ENVIRONMENTAL COSTS AND ASSET RETIREMENT OBLIGATIONS

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

The company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period through charges to earnings. The asset retirement obligation is also adjusted for any changes in the amount or timing of the underlying future cash flows, the amounts of which may be capitalized as part of the carrying amount of the long-lived asset (and then amortized over its estimated useful life) or charged to earnings. A gain or loss may be incurred upon settlement of the liability.

The company records an asset and related retirement obligation for the costs associated with the retirement of tangible long-lived assets when a legal liability to retire such assets exists. The major categories of asset retirement obligations include: reclamation and restoration costs at the company’s potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum; land reclamation and revegetation programs; decommissioning of underground and surface operating facilities; general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and post-closure care and maintenance.

The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company has continued to use appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. The estimated cash flows required to settle the asset retirement obligation have been discounted at credit-adjusted risk-free rates ranging from 2.9 percent to 5.7 percent. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 80 years for the company’s phosphate operations. Payments relating to certain potash operations are not expected to occur until after that time. The present value of the company’s asset retirement obligations at December 31, 2010 totaled $331.5 (2009 – $224.5). The asset retirement obligations are generally incurred over an extended period of time. The current portion totaled $17.2 (2009 – $22.4).

PotashCorp 2010 Financial Review 103

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 15 Environmental Costs and Asset Retirement Obligations continued

Certain of the company’s facilities have asbestos-containing materials which it will be obligated to remove and dispose of in a required manner should the asbestos become friable (i.e., readily crumbled or powdered) or should the property be demolished. As of December 31, 2010, the company has not recognized a conditional asset retirement obligation in its consolidated financial statements for certain locations where asbestos exists, because it does not have sufficient information to estimate the fair value of the obligation. As a result of the longevity of these facilities (due in part to maintenance procedures), where the company does not have plans for major changes that would require the removal of this asbestos, the timing of the removal of asbestos may be indeterminable and the time over which the company may settle the obligation may not be reasonably estimated as at December 31, 2010. The company would recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value, as it has done for certain of its other facilities.

Other environmental liabilities generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operations of real property and facilities.

Site Assessment and Remediation Costs

The company has accrued $25.0 (2009 – $30.7) for costs associated with site assessment and remediation, including consulting fees, related to the cleanup of contaminated sites currently or formerly associated with the company or its predecessors’ businesses. The current portion of these costs totaled $9.4 (2009 – $17.7). See Note 28, under Legal and Other Matters, for a more detailed discussion of site assessment and remediation matters.

Environmental Operating Costs and Capital Expenditures

The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2010 were approximately $133.7 (2009 – $129.6; 2008 – $123.3).

The company routinely undertakes environmental capital projects. In 2010, capital expenditures of $59.7 (2009 – $108.8) were incurred to meet pollution prevention and control objectives and $1.4 (2009 – $1.3) were incurred to meet other environmental objectives.

Following is a reconciliation of asset retirement and other environmental obligations as at December 31:

	2010	2009
Asset retirement obligations, beginning of year	$224.5	$213.9
Liabilities incurred	2.3	4.8
Liabilities settled	(28.0)	(8.9)
Accretion expense	11.6	6.3
Revisions in timing and amount of estimated cash flows	121.1	8.4

Asset retirement obligations, end of year	331.5	224.5
Other environmental liabilities	25.0	30.7
Less current portion (Note 11)	(26.6)	(40.1)

	$329.9	$215.1

104 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 16 SHARE CAPITAL

Authorized
The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the company’s Board of Directors. No first preferred shares have been issued.

Issued

	2010	2009	2008
	Consideration	Consideration	Consideration
Issued, beginning of year	$1,430.3	$1,402.5	$1,461.3
Shares issued under option plans	67.6	26.5	45.4
Shares issued for dividend reinvestment plan	1.7	1.3	1.9
Shares repurchased	(68.9)	–	(106.1)

Issued, end of year	$1,430.7	$1,430.3	$1,402.5

	2010	2009	2008
	Number of	Number of	Number of
	Common Shares	Common Shares	Common Shares
Issued, beginning of year	887,926,650	885,602,961	949,233,627
Shares issued under option plans	7,339,116	2,280,393	4,882,134
Shares issued for dividend reinvestment plan	46,947	43,296	34,800
Shares repurchased	(42,190,020)	–	(68,547,600)

Issued, end of year	853,122,693	887,926,650	885,602,961

Share Repurchase Program
On November 16, 2010, the company’s Board of Directors authorized a share repurchase program of up to $2,000.0 of PotashCorp’s outstanding common shares. Shares could be repurchased from time to time on the open market commencing November 18, 2010 through November 17, 2011 at prevailing market prices. The timing and amount of purchases under the program were dependent upon the availability and alternative uses of capital, market conditions, applicable US and Canadian regulations and other factors. The company completed the repurchase program by December 31, 2010.

Under this program, the company repurchased for cancellation 42,190,020 common shares during 2010, at a cost of $1,999.7 and an average price per share of $47.40. The repurchase resulted in a reduction of share capital of $68.9, and the excess of net cost over the average book value of the shares of $1,930.8 was recorded as a reduction of retained earnings.

NOTE 17 CONTRIBUTED SURPLUS

	2010	2009	2008
Balance, beginning of year	$149.5	$126.2	$98.9
Stock-based compensation	10.8	23.3	27.3

Balance, end of year	$160.3	$149.5	$126.2

PotashCorp 2010 Financial Review 105

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 18 SEGMENT INFORMATION

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

2010
	Potash	Phosphate	Nitrogen	All others	Consolidated
Sales	$3,000.6	$1,821.6	$1,716.4	$–	$6,538.6
Freight	189.4	102.2	44.2	–	335.8
Transportation and distribution	69.1	41.2	41.5	–	151.8
Net sales – third party	2,742.1	1,678.2	1,630.7	–
Cost of goods sold	946.1	1,359.0	1,120.9	–	3,426.0
Gross margin	1,796.0	319.2	509.8	–	2,625.0
Inter-segment sales	–	–	119.2	–	–
Depreciation and amortization	120.8	185.8	95.7	8.4	410.7
Goodwill	–	–	96.6	0.4	97.0
Assets	5,810.3	2,468.8	1,847.3	5,492.9	15,619.3
Additions to property, plant and equipment	1,633.1	189.0	106.6	49.6	1,978.3

2009
	Potash	Phosphate	Nitrogen	All others	Consolidated
Sales	$1,315.8	$1,374.4	$1,286.5	$–	$3,976.7
Freight	58.5	83.4	49.1	–	191.0
Transportation and distribution	35.3	37.9	54.9	–	128.1
Net sales – third party	1,222.0	1,253.1	1,182.5	–
Cost of goods sold	491.6	1,160.7	990.7	–	2,643.0
Gross margin	730.4	92.4	191.8	–	1,014.6
Inter-segment sales	–	–	66.0	–	–
Depreciation and amortization	40.1	163.9	99.2	8.9	312.1
Goodwill	–	–	96.6	0.4	97.0
Assets	4,708.3	2,356.8	1,688.6	4,168.5	12,922.2
Additions to property, plant and equipment	1,282.9	339.9	134.9	6.1	1,763.8

106 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 18 Segment Information continued

2008
	Potash	Phosphate	Nitrogen	All others	Consolidated
Sales	$4,068.1	$2,880.7	$2,497.7	$–	$9,446.5
Freight	167.3	101.1	56.5	–	324.9
Transportation and distribution	42.1	39.4	50.9	–	132.4
Net sales – third party	3,858.7	2,740.2	2,390.3	–
Cost of goods sold	803.2	1,672.3	1,652.9	–	4,128.4
Gross margin	3,055.5	1,067.9	737.4	–	4,860.8
Inter-segment sales	–	23.1	173.6	–	–
Depreciation and amortization	82.0	140.5	97.1	7.9	327.5
Goodwill	–	–	96.6	0.4	97.0
Assets	3,350.0	2,283.0	1,593.6	3,022.2	10,248.8
Additions to property, plant and equipment	831.1	268.5	94.5	4.2	1,198.3

As described in Note 1, Canpotex and PhosChem execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following table:

2010	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$138.5	$103.0	$–	$–	$241.5
United States	1,315.4	2,073.6	637.5	–	4,026.5
Canpotex (Canpotex’s 2010 sales volumes were made to: Latin America 25%, India 14%, China 14%, other Asian countries 41%, other countries 6%)	1,272.6	–	–	–	1,272.6
PhosChem (PhosChem’s 2010 sales volumes were made to: India 58%, Latin America 20%, China 2%, other countries 11%, other Asian countries 9%)	–	395.5	–	–	395.5
Mexico	19.3	75.6	2.6	–	97.5
Brazil	133.5	34.5	–	–	168.0
Colombia	38.1	13.3	69.5	–	120.9
Other Latin America	78.9	36.9	65.9	–	181.7
Other	4.3	22.0	8.1	–	34.4

	$3,000.6	$2,754.4	$783.6	$–	$6,538.6

Operating income	$1,595.7	$612.3	$303.0	$37.1	$2,548.1

Capital assets and goodwill	$5,158.1	$2,374.7	$595.5	$31.4	$8,159.7

PotashCorp 2010 Financial Review 107

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 18 Segment Information continued

2009	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$64.0	$120.1	$–	$–	$184.1
United States	538.3	1,559.0	427.5	–	2,524.8
Canpotex (Canpotex’s 2009 sales volumes were made to: India 32%, Latin America 13%, China 6%, other Asian countries 43%, other countries 6%)	613.7	–	–	–	613.7
PhosChem (PhosChem’s 2009 sales volumes were made to: India 61%, Latin America 19%, China 1%, other countries 10%, other Asian countries 9%)	–	242.0	–	–	242.0
Mexico	–	93.0	9.4	–	102.4
Brazil	39.0	11.7	10.3	–	61.0
Colombia	20.8	24.4	36.5	–	81.7
Other Latin America	40.0	32.6	47.0	–	119.6
Other	–	31.8	15.6	–	47.4

	$1,315.8	$2,114.6	$546.3	$–	$3,976.7

Operating income	$555.4	$252.3	$100.2	$272.9	$1,180.8

Capital assets and goodwill	$3,635.7	$2,241.4	$601.1	$32.1	$6,510.3

2008	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$150.6	$210.2	$–	$–	$360.8
United States	1,353.1	2,992.3	899.4	–	5,244.8
Canpotex (Canpotex’s 2008 sales volumes were made to: Latin America 25%, India 16%, China 13%, other Asian countries 39%, other countries 7%)	2,257.1	–	–	–	2,257.1
PhosChem (PhosChem’s 2008 sales volumes were made to: India 57%, Latin America 21%, other Asian countries 11%, other countries 11%)	–	713.6	–	–	713.6
Mexico	51.2	145.0	10.5	–	206.7
Brazil	105.3	14.9	–	47.5	167.7
Colombia	47.0	10.9	66.5	–	124.4
Other Latin America	100.8	73.3	62.7	–	236.8
Other	3.0	68.2	63.4	–	134.6

	$4,068.1	$4,228.4	$1,102.5	$47.5	$9,446.5

Operating income	$2,684.2	$1,232.7	$366.3	$305.3	$4,588.5

Capital assets and goodwill	$2,307.2	$1,993.4	$577.0	$31.6	$4,909.2

108 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 19 PROVINCIAL MINING AND OTHER TAXES

	2010	2009	2008
Saskatchewan resource surcharge and other	$76.5	$37.7	$112.1
Potash Production Tax	–	(8.7)	431.3

	$76.5	$29.0	$543.4

NOTE 20 OTHER INCOME

	2010	2009	2008
Share of earnings of equity investees	$174.3	$133.7	$255.8
Dividend income	162.6	71.7	107.0
Takeover response costs	(73.0)	–	–
Gain on disposal of (provision for) auction rate securities	–	115.3	(88.8)
Gain on forward purchase contract for shares in Sinofert	–	–	25.3
Other	(19.4)	22.7	34.2

	$244.5	$343.4	$333.5

Included in takeover response costs for 2010 are financial advisory, legal and other fees incurred relating to PotashCorp’s response to the unsolicited offer to purchase all of its outstanding common shares made in August 2010 by BHP Billiton Development 2 (Canada) Limited, a wholly owned indirect subsidiary of BHP Billiton Plc. The offer was subsequently withdrawn in November 2010.

In 2009, the company recognized a gain on the disposal of auction rate securities of $115.3 due to the settlement of a claim against an investment firm that purchased auction rate securities for the company’s account without company authorization. The investment firm paid the company the full par value of $132.5 in exchange for the transfer of the auction rate securities to the investment firm. The company retained all interest paid and accrued on these securities through the date of their transfer to the investment firm. The company was also reimbursed by the investment firm for $3.0 of its legal costs. Prior to the settlement, the company had recognized in net income a loss of $115.3 related to these auction rate securities.

NOTE 21 INTEREST EXPENSE

	2010	2009	2008
Interest expense on
Short-term debt	$7.8	$26.5	$28.5
Long-term debt	217.6	173.1	94.9
Interest capitalized to property, plant and equipment	(118.6)	(68.2)	(42.9)
Interest income	(7.7)	(10.5)	(17.7)

	$99.1	$120.9	$62.8

PotashCorp 2010 Financial Review 109

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 22 INCOME TAXES

Taxation on earnings comprises current and future income tax. Taxation is recognized in the Consolidated Statements of Operations except to the extent that it relates to items recognized directly in OCI during the current period, in which case the tax is recognized in OCI.

Current income tax is the expected income tax payable on the taxable income for the year using rates enacted or substantively enacted at the year-end, and includes any adjustment to income tax payable in respect of previous years. Income tax payable is reduced for investment tax credits earned on capital expenditures. When an asset is transferred between enterprises within the consolidated group, any income taxes paid or payable by the transferor as a result of the transfer are recorded as an asset in the consolidated financial statements until the gain or loss is recognized by the consolidated entity (Note 5). Future income tax is accounted for using the asset and liability method whereby future income tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. The tax effect of certain temporary differences is not recognized, principally with respect to temporary differences relating to investments in subsidiaries, jointly controlled entities and associations, to the extent that the company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of future income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Future income tax assets are recorded in the financial statements if realization is considered more likely than not. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized. Future income tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority. The current portion of the future income tax asset is presented with other current assets and the long-term portion is presented with other assets.

As the company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2010	2009	2008
Income before income taxes
Canada	$1,343.3	$506.1	$2,579.7
United States	463.5	249.7	1,313.1
Trinidad	287.7	80.4	341.2
Other	354.5	223.7	291.7

	$2,449.0	$1,059.9	$4,525.7

Federal and provincial statutory income tax rates	29.94%	31.06%	32.07%

Income tax at statutory rates	$733.2	$329.2	$1,451.4
Adjusted for the effect of:
Non-taxable income	(95.0)	(63.9)	(107.8)
Production-related deductions	(35.3)	(24.4)	(96.1)
Adjustment to prior years’ production-related deductions	–	(47.6)	(71.1)
Stock-based compensation	(34.2)	(1.8)	(22.8)
Tax rate differential on temporary differences	(18.2)	(19.0)	(26.7)
Additional tax deductions	(12.5)	(12.9)	(13.4)
Foreign exchange adjustment	(1.5)	21.9	(84.7)
Prior year provision to income tax returns filed	35.7	–	–
Impact of foreign tax rates	22.6	(10.0)	50.5
Withholding taxes	10.7	6.2	15.3
Change in valuation allowance	3.5	(35.4)	62.5
Other	33.8	56.1	(97.3)
Tax reduction resulting from internal restructuring	–	(119.2)	–

Income tax expense	$642.8	$79.2	$1,059.8

110 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 22 Income Taxes continued

Details of income tax expense are as follows:

	2010	2009	2008
Canada
Current	$333.2	$31.0	$516.3
Future	144.8	13.3	137.5
United States – Federal
Current	46.2	(161.6)	303.7
Future	(7.5)	163.2	(65.0)
United States – State
Current	2.0	(20.5)	45.9
Future	12.8	13.2	(15.8)
Trinidad and other
Current	112.6	31.4	129.0
Future	(1.3)	9.2	8.2

Income tax expense	$642.8	$79.2	$1,059.8

The tax effects of temporary differences that give rise to significant portions of the net future income tax liability are:

	2010	2009
Future income tax assets:
Tax loss and other carryforwards	$126.4	$101.8
Accrued environmental costs and asset retirement obligations	115.6	74.1
Derivative instrument liabilities	105.7	64.1
Post-retirement benefits and stock-based compensation	39.9	44.1
Other	41.9	31.3
Valuation allowance	(41.0)	(37.5)

Total future income tax assets	388.5	277.9

Future income tax liabilities:
Property, plant and equipment	1,356.2	1,151.5
Long-term debt	28.8	28.8
Investments	20.0	16.6
Other	8.4	9.0

Total future income tax liabilities	1,413.4	1,205.9

Net future income tax liabilities	$1,024.9	$928.0

Amounts included in:
Prepaid expenses and other current assets (Note 5)	$(28.4)	$(17.6)
Other assets (Note 8)	(25.1)	(16.8)
Future income tax liabilities	1,078.4	962.4

	$1,024.9	$928.0

At December 31, 2010, the company estimated carryforwards for tax purposes as follows: operating losses of $214.8, realized income tax capital losses of $407.7 and alternative minimum tax credits of $29.1. All of these amounts can be carried forward indefinitely. In addition, the company had $237.2 of deductible temporary differences which have been offset by a valuation allowance.

The company has determined that it is more likely than not that the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

PotashCorp 2010 Financial Review 111

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 23 NET INCOME PER SHARE

	2010	2009	2008
Basic net income per share [1]
Net income available to common shareholders	$1,806.2	$980.7	$3,465.9

Weighted average number of common shares	886,371,000	886,740,000	922,439,000

Basic net income per share	$2.04	$1.11	$3.76

Diluted net income per share [1]
Net income available to common shareholders	$1,806.2	$980.7	$3,465.9

Weighted average number of common shares	886,371,000	886,740,000	922,439,000
Dilutive effect of stock options	24,722,000	25,088,000	29,874,000

Weighted average number of diluted common shares	911,093,000	911,828,000	952,313,000

Diluted net income per share	$1.98	$1.08	$3.64

[1]	Net income per share calculations are based on rounded dollar and rounded share amounts.

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

Excluded from the calculation of diluted net income per share were 1,441,050 options outstanding relating to the 2008 Performance Option Plan (2009 – 2,722,551 relating to the 2009 and 2008 Performance Option Plans; 2008 – 1,457,925 relating to the 2008 Performance Option Plan) as the options’ exercise prices were greater than the average market price of common shares for the year.

NOTE 24 STOCK-BASED COMPENSATION

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

The company has 10 stock-based compensation plans (eight stock option plans, the deferred share unit plan and the performance unit incentive plan), which are described below. The compensation cost charged against earnings for those plans in 2010 was $48.4 (2009 – $45.4; 2008 – $33.4).

112 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 24 Stock-Based Compensation continued

Stock Option Plans

Plan	Options Outstanding	Vesting Period	Settlement
Directors Plan	243,000	2 Years	Shares
Officers and Employees Plan	10,406,229	2 Years	Shares
2005 Performance Option Plan	6,353,205	3 Years	Shares
2006 Performance Option Plan	5,989,500	3 Years	Shares
2007 Performance Option Plan	4,445,025	3 Years	Shares
2008 Performance Option Plan	1,441,050	3 Years	Shares
2009 Performance Option Plan	1,909,200	3 Years	Shares
2010 Performance Option Plan	1,334,100	3 Years	Shares

Under the terms of the plans, no additional options are issuable pursuant to the plans.

Under the stock option plans, the exercise price is not less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. The key design difference between the Performance Option Plans and the Directors Plan and Officers and Employees Plan is the performance-based vesting feature. In general, options granted under the Performance Option Plans will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital. One-half of the options granted in a year under the Directors Plan and Officers and Employees Plan vested one year from the date of the grant based on service, with the other half vesting the following year.

The company issues new common shares to satisfy stock option exercises. Options granted to Canadian participants are granted with an exercise price in Canadian dollars.

A summary of the status of the plans as of December 31, 2010, 2009 and 2008 and changes during the years ending on those dates is presented as follows:

Number of shares subject to option

	Performance Option Plans			Officers, Employees and Directors Plans
	2010	2009	2008	2010	2009	2008
Outstanding, beginning of year	22,804,755	22,629,642	23,689,800	15,323,520	15,918,426	18,331,152
Granted	1,334,100	1,924,200	1,459,350	–	–	–
Exercised	(2,664,825)	(1,685,487)	(2,469,408)	(4,674,291)	(594,906)	(2,412,726)
Forfeited	(1,950)	(63,600)	(50,100)	–	–	–
Expired	–	–	–	–	–	–

Outstanding, end of year	21,472,080	22,804,755	22,629,642	10,649,229	15,323,520	15,918,426

Weighted average exercise price

	Performance Option Plans			Officers, Employees and Directors Plans
	2010	2009	2008	2010	2009	2008
Outstanding, beginning of year	$18.52	$16.00	$13.36	$4.41	$4.10	$4.49
Granted	33.82	31.96	66.02	–	–	–
Exercised	13.62	10.64	10.31	4.20	3.67	4.21
Forfeited	64.62	32.62	19.14	–	–	–
Expired	–	–	–	–	–	–

Outstanding, end of year	$20.40	$18.52	$16.00	$4.63	$4.41	$4.10

PotashCorp 2010 Financial Review 113

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 24 Stock-Based Compensation continued

The aggregate grant-date fair value of all options granted during the year was $21.3 (2009 – $27.2; 2008 – $36.4).

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable
Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Number	Remaining Life in Years	Exercise Price	Number	Exercise Price
Officers and Employees and Directors Plans
$3.50 to $4.70	6,394,392	2	$3.91	6,394,392	$3.91
$4.71 to $5.90	4,254,837	2	$5.72	4,254,837	$5.72
	10,649,229	2	$4.63	10,649,229	$4.63
Performance Option Plans
$9.00 to $14.00	12,342,705	5	$11.03	12,342,705	$11.03
$20.00 to $25.00	4,445,025	6	$21.60	4,445,025	$21.60
$30.00 to $40.00	3,243,300	9	$33.93	–	$–
$65.00 to $70.00	1,441,050	7	$66.45	–	$–
	21,472,080	6	$20.40	16,787,730	$13.83
	32,121,309	5	$15.17	27,436,959	$10.26

The foregoing options have expiry dates ranging from November 2011 to May 2020.

The fair value of each option grant was estimated as of the grant date using the Black-Scholes-Merton option-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2010, 2009 and 2008:

	Year of Grant
	2010	2009	2008	2007	2006
Expected dividend	$0.13	$0.13	$0.13	$0.13	$0.07
Expected volatility	50%	48%	34%	29%	30%
Risk-free interest rate	2.61%	2.53%	3.30%	4.48%	4.90%
Expected life of options in years	5.9	5.9	5.8	6.4	6.5

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

A summary of the status of the company’s shares subject to nonvested stock options as of December 31, 2010 and changes during the year then ended is presented below:

	Number of	Weighted Average
	Shares Subject	Grant-Date
	to Option	Fair Value
Nonvested at January 1, 2010	8,459,250	$12.01
Granted	1,334,100	15.96
Vested	(5,107,050)	7.56
Forfeited	(1,950)	25.40

Nonvested at December 31, 2010	4,684,350	$17.97

As of December 31, 2010, 4,684,350 options remained nonvested and there was $9.0 of total unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2012.

Cash received from stock option exercises for the year ended December 31, 2010 was $55.8 (2009 – $20.2).

114 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 24 Stock-Based Compensation continued

Other Plans
The company offers a deferred share unit plan to non-employee directors, which allows each director to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the company’s Board of Directors, a practice which the board discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board of Directors of the company. Vested units are settled in cash based on the common share price at that time. As of December 31, 2010, the total number of DSUs held by participating directors was 573,260 (2009 – 554,589; 2008 – 565,175).

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

NOTE 25 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

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

Credit Risk
The company is exposed to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets at December 31, was:

	2010	2009
Cash and cash equivalents	$411.9	$385.4
Receivables	1,013.4	615.9
Derivative instrument assets	5.3	9.0

The company manages its credit risk on cash and cash equivalents and derivative instrument assets through policies guiding:

•	Acceptable minimum counterparty credit ratings relating to the natural gas and foreign currency derivative instrument assets, and cash and cash equivalents;

•	Daily counterparty settlement on natural gas derivative instruments based on prescribed credit thresholds;

•	Exposure thresholds by counterparty on cash and cash equivalents.

Derivative instrument assets are comprised of natural gas hedging derivatives and foreign currency derivatives. At December 31, 2010, the company held no cash margin deposits as collateral relating to these derivative financial instruments. All of the counterparties to the contracts comprising the derivative financial instruments in an asset position are of investment grade quality.

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

The company does not hold any collateral as security. If appropriate, it may request guarantees or standby letters of credit to mitigate credit risk on trade receivables. It also obtains export insurance from Export Development Canada (covering 90 percent of each balance) for international potash sales from its New Brunswick operation, and from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US and

PotashCorp 2010 Financial Review 115

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 25 Financial Instruments and Related Risk Management continued

Trinidad. A total of $110.7 in receivables at December 31, 2010 is covered, representing 99 percent of offshore receivables. Canpotex also obtains export insurance from Export Development Canada for its receivables (covering 90 percent of most balances).

The credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers. Interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms. The company has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables at December 31, 2010 that are not past due to be high. The aging of trade receivables that were past due but not impaired was as follows:

	2010	2009
1-30 days	$33.1	$20.1
31-60 days	0.4	0.7
Greater than 60 days	1.1	0.7

	$34.6	$21.5

A reconciliation of the receivables allowance for doubtful accounts is as follows:

	2010	2009
Balance, beginning of year	$8.4	$7.7
Provision for receivables impairment	0.1	1.3
Receivables written off during the year as uncollectible	(0.3)	(0.6)

Balance, end of year	$8.2	$8.4

The company sells potash from its Saskatchewan mines for use outside Canada and the US exclusively to Canpotex. Sales to Canpotex are at prevailing market prices and are settled on normal trade terms. There are no amounts past due or impaired relating to amounts owing to the company from Canpotex or the non-trade receivables.

Liquidity Risk
Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

•	Maintain an optimal capital structure;

•	Maintain an optimal credit rating that provides ease of access to the debt capital markets;

•	Maintain an optimal balance of short- and long-term maturities;

•	Maintain an optimal mix of exposure to fixed and floating interest rates.

The company is authorized to obtain new bank facilities or increase existing bank facilities by up to $250.0 with a maturity of less than two years and may enter into interest rate swap transactions resulting in cumulative swaps in place not exceeding 25 percent of the total short- and long-term debt outstanding.

The table below outlines the company’s available debt facilities as of December 31, 2010:

		Amount
	Total	Outstanding	Amount
	Amount	and Committed	Available
Credit facilities [1]	$3,250.0	$1,272.4	$1,977.6
Line of credit	75.0	8.8 [2]	66.2

[1]	The company increased the authorized amount available under its commercial paper program from $750.0 to $1,500.0 in 2010. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facilities. Included in the amount outstanding and committed is $1.272.4 of commercial paper. Per the terms of the agreements, the commercial paper outstanding and committed, as applicable, is based on the US dollar balance or equivalent thereof in lawful money of other currencies at the time of issue; therefore, subsequent changes in the exchange rate applicable to Canadian dollar-denominated commercial paper have no impact on this balance.

[2]	Letters of credit as described in Note 10.

During 2010, the company entered into an uncommitted $30.0 letter of credit facility. At December 31, 2010, $27.4 was outstanding under this facility.

The company’s investment grade rating as measured by Moody’s changed from a Baa1 with a stable outlook at December 31, 2009 to a Baa1 with a positive outlook at December 31, 2010. Standard & Poor’s senior debt rating remained unchanged from December 31, 2009 at A- with a negative outlook.

Certain derivative instruments of the company contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the company’s debt were to fall below the specified ratings, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2010 was $278.5, for which the company has posted collateral of $197.8 in the normal course of business. If the credit risk-related contingent features underlying these agreements were triggered on December 31, 2010, the company would have been required to post an additional $78.2 of collateral to its counterparties.

116 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 25 Financial Instruments and Related Risk Management continued

The table below presents a maturity analysis of the company’s financial liabilities and gross settled derivative contracts based on the expected cash flows from the date of the balance sheet to the contractual maturity date. The amounts are the contractual undiscounted cash flows.

	Carrying Amount
	of Liability (Asset)
	at December 31,	Contractual	Within 1	1 to 3	3 to 5	Over 5
	2010	Cash Flows	Year	Years	Years	Years
Short-term debt obligations [1]	$1,273.9	$1,274.5	$1,274.5	$–	$–	$–
Payables and accrued charges [2]	833.7	833.7	833.7	–	–	–
Long-term debt obligations [1]	4,357.7	6,838.5	816.8	631.7	1,313.1	4,076.9
Foreign currency derivatives	(5.3)
Outflow		238.5	238.5	–	–	–
Inflow		(243.8)	(243.8)	–	–	–
Natural gas derivatives [3]	278.5	293.1	74.5	84.4	63.6	70.6

	$6,738.5	$9,234.5	$2,994.2	$716.1	$1,376.7	$4,147.5

[1]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2010.

[2]	Excludes taxes, accrued interest, deferred revenues and current portions of accrued environmental costs and asset retirement obligations and accrued pension and other post-retirement benefits.

[3]	Natural gas derivatives are subject to master netting agreements. Each counterparty has margin requirements that may require the company to post collateral against liability balances.

Market Risk
Market risk is the risk that financial instrument fair values will fluctuate due to changes in market prices. The significant market risks to which the company is exposed are foreign exchange risk, interest rate risk and price risk (related to natural gas and equity securities).

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

As at December 31, 2010, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $170.0 (2009 – $140.0) at an average exchange rate of 1.0170 (2009 – 1.0681) per US dollar with maturities in 2011. At December 31, 2010, the company had foreign currency swaps to sell US dollars and receive Canadian dollars in the notional amount of $68.5 (2009 – $262.5) at an average exchange rate of 1.0174 (2009 – 1.0551) with maturities in 2011.

The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

PotashCorp 2010 Financial Review 117

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 25 Financial Instruments and Related Risk Management continued

The following table shows the company’s significant exposure to exchange risk and the pre-tax effects on income and OCI of reasonably possible changes in the relevant foreign currency. The company has no significant foreign currency exposure related to cash and cash equivalents and receivables. This analysis assumes all other variables remain constant.

		Foreign Exchange Risk
	Carrying Amount	5% increase in US$		5% decrease in US$
	of Asset (Liability)	Income	OCI	Income	OCI
2010
Available-for-sale investments
ICL (New Israeli shekels)	$3,045.5	$–	$(152.3)	$–	$152.3
Sinofert (Hong Kong dollars)	796.4	–	(39.8)	–	39.8
Short-term debt (CDN)	(68.5)	3.4	–	(3.4)	–
Payables (CDN)	(204.9)	10.2	–	(10.2)	–
Foreign currency derivatives	5.3	(12.2)	–	12.2	–

2009
Available-for-sale investments
ICL (New Israeli shekels)	$1,895.7	$–	$(94.8)	$–	$94.8
Sinofert (Hong Kong dollars)	864.2	–	(43.2)	–	43.2
Short-term debt (CDN)	(262.5)	13.1	–	(13.1)	–
Payables (CDN)	(167.2)	8.4	–	(8.4)	–
Foreign currency derivatives	5.0	(20.4)	–	20.4	–

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

The company is also exposed to changes in interest rates related to its investments in marketable securities. With respect to marketable securities, which are included in cash and cash equivalents, the company’s primary objective is to ensure the security of principal amounts invested and provide for a high degree of liquidity, while achieving a satisfactory return. Its treasury risk management policies specify various investment parameters, including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The company did not have significant exposure to interest rate risk at December 31, 2010 and December 31, 2009. The only financial assets bearing any variable interest rate exposure are cash and cash equivalents. As for financial liabilities, the company only has an insignificant exposure related to a long-term loan that is subject to variable rates. Short-term debt, related to commercial paper, is excluded from interest rate risk as the interest rates are fixed for the stated period of the debt. The company would only be exposed to variable interest rate risk on the issuance of new commercial paper. The company does not measure any fixed-rate debt at fair value. Therefore, changes in interest rates will not affect income or OCI as there is no change in the carrying value of fixed-rate debt and interest payments are fixed. This analysis assumes all other variables remain constant.

Price risk
The company is exposed to commodity price risk resulting from its natural gas requirements. Its natural gas strategy is based on diversification for its total gas requirements (which represent the forecast consumption of natural gas volumes by its manufacturing and mining facilities). Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility without undue risk. The company employs derivative commodity instruments related to a portion of its natural gas requirements (primarily futures, swaps and options) for the purpose of managing its exposure to commodity price risk in the purchase of natural gas, not for speculative or trading purposes. An advisory committee, comprised of members from senior management, is responsible for developing policies and establishing procedural requirements relating to the company’s natural gas activities. Such policies include the establishment of limits for the portion of its natural gas requirements that will be hedged, as well as the types of instruments that may be used for such hedging activities.

The company is also exposed to equity securities price risk because of its exchange-traded available-for-sale securities. These investments are held for long-term strategic purposes.

118 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 25 Financial Instruments and Related Risk Management continued

The following table shows the company’s exposure to price risk and the pre-tax effects on net income and OCI of reasonably possible changes in the relevant commodity or securities prices. This analysis assumes all other variables remain constant.

			Price Risk
	Carrying Amount of		Effect of 10% decrease		Effect of 10% increase
	Asset (Liability)		in prices on OCI		in prices on OCI
	2010	2009	2010	2009	2010	2009
Natural gas derivatives	$(278.5)	$(171.0)	$(49.8)	$(72.6)	$49.9	$72.8
Investments in ICL and Sinofert	3,841.9	2,759.9	(384.2)	(276.0)	384.2	276.0

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

Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors.

Presented below is a comparison of the fair value of each financial instrument to its carrying value.

	2010		2009
	Carrying Amount	Fair Value of	Carrying Amount	Fair Value of
	of Asset (Liability)	Asset (Liability)	of Asset (Liability)	Asset (Liability)
Derivative instrument assets
Natural gas derivatives	$–	$–	$3.7	$3.7
Foreign currency derivatives	5.3	5.3	5.3	5.3
Investments in ICL and Sinofert	3,841.9	3,841.9	2,759.9	2,759.9
Derivative instrument liabilities
Natural gas derivatives	(278.5)	(278.5)	(174.7)	(174.7)
Foreign currency derivatives	–	–	(0.3)	(0.3)
Long-term debt
Senior notes	(4,350.0)	(4,524.6)	(3,350.0)	(3,505.6)
Other	(7.7)	(7.7)	(8.0)	(8.0)

Due to their short-term nature, the fair value of cash and cash equivalents, receivables, short-term debt, and payables and accrued charges is assumed to approximate carrying value. The fair value of the company’s senior notes at December 31, 2010 reflected the yield valuation based on observed market prices. Yield on senior notes ranged from 1.08 percent to 5.66 percent (2009 – 1.73 percent to 5.83 percent). The fair value of the company’s other long-term debt instruments approximated carrying value.

Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current transaction between willing parties. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) is based on quoted market prices at the date of the balance sheet.

The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps, over-the-counter option contracts and foreign currency derivatives) is determined by using valuation techniques. The company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Natural gas swap valuations are based on a discounted cash flows model. The inputs used in the model include contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Certain of the futures contract prices are supported by prices quoted in an active market and others are not based on observable market data. The fair value of swap contracts is especially sensitive to changes in futures contract prices. Interest rates used to discount estimated cash flows in 2010 were between 0.47 percent and 4.31 percent (2009 – between 0.23 percent and 4.67 percent) depending on the settlement date. Over-the-counter option contracts are valued based on

PotashCorp 2010 Financial Review 119

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 25 Financial Instruments and Related Risk Management continued

quoted market prices for similar instruments where available or an option valuation model. The fair value of foreign currency derivatives is determined using quoted forward exchange rates at the balance sheet date. Fair value of investments designated as available-for-sale is based on the closing bid price as of the balance sheet date.

The following table presents the company’s fair value hierarchy for those financial assets and financial liabilities carried at fair value at December 31, 2010.

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in			Significant
		Active Markets for	Significant Other		Unobservable
	Carrying Amount of	Identical Assets	Observable Inputs		Inputs
Description	Asset (Liability)	(Level 1)	(Level 2)		(Level 3)
2010
Derivative instrument assets
Foreign currency derivatives	$5.3	$–	$5.3	[1]	$–
Investments in ICL and Sinofert	3,841.9	3,841.9 [1]	–		–
Derivative instrument liabilities
Natural gas derivatives	(278.5)	–	(54.9	) [2]	(223.6	) [2]

2009
Derivative instrument assets
Natural gas derivatives	$3.7	$–	$1.2		$2.5
Foreign currency derivatives	5.3	–	5.3		–
Investments in ICL and Sinofert	2,759.9	2,759.9	–		–
Derivative instrument liabilities
Natural gas derivatives	(174.7)	–	(53.2)		(121.5)
Foreign currency derivatives	(0.3)	–	(0.3)		–

[1]	During 2010, there were no transfers between Level 1 and Level 2.

[2]	During 2010, there were no transfers into Level 3 and $10.8 was transferred out of Level 3 into Level 2 as the terms of certain natural gas derivatives now mature within 36 months. Our policy is to recognize transfers at the end of the reporting period.

Fair value measurements using significant unobservable inputs (Level 3)

	Natural Gas Hedging Derivatives
	2010	2009
Balance, beginning of year	$(119.0)	$(110.8)
Total losses (realized and unrealized) before income taxes
Included in earnings	(36.1)	(48.6)
Included in other comprehensive income	(125.4)	(49.4)
Purchases	–	–
Sales	–	–
Issues	–	–
Settlements	46.1	66.0
Transfers out of Level 3	10.8	23.8

Balance, end of year	$(223.6)	$(119.0)

Amount of total losses for the year included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at the reporting date	$–	$(0.4)

Losses, realized and unrealized, included in earnings for the year, reported in cost of goods sold	$(36.1)	$(48.6)

For the year ended December 31, 2009, auction rate securities considered to be a Level 3 measurement had a beginning balance of $17.2; a gain of $115.3 was included in earnings for the period reported in other income related to the disposal of such securities for the full face amount of $132.5, resulting in an end of year balance of $NIL.

120 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 26 CAPITAL MANAGEMENT

The company’s objectives when managing its capital are to maintain financial flexibility while managing its cost of, and optimizing access to, capital. In order to achieve these objectives, its strategy, which was unchanged from 2009, was to maintain its investment grade credit rating.

The company includes net debt and adjusted shareholders’ equity as components of its capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital are set out in the following table:

	2010	2009
Short-term debt and current portion of long-term debt	$1,871.3	$728.8
Long-term debt	3,707.2	3,319.3

Total debt	5,578.5	4,048.1
Less: cash and cash equivalents	411.9	385.4

Net debt	5,166.6	3,662.7

Shareholders’ equity	6,804.2	6,439.8
Less: accumulated other comprehensive income	2,244.3	1,648.8

Adjusted shareholders’ equity	4,559.9	4,791.0

Adjusted capital [1]	$9,726.5	$8,453.7

[1]	Adjusted capital = (total debt – cash and cash equivalents) + (shareholders’ equity – accumulated other comprehensive income).

The company monitors capital on the basis of a number of factors, including the ratios of: earnings before interest expense, income taxes, depreciation and amortization, takeover response costs and gain on disposal of auction rate securities (“adjusted EBITDA”) to adjusted interest expense; net debt to adjusted EBITDA and net debt to adjusted capital. Adjusted EBITDA to adjusted interest expense and net debt to adjusted EBITDA are calculated utilizing 12-month trailing adjusted EBITDA and adjusted interest expense.

	2010	2009
Components of ratios
Adjusted EBITDA	$3,031.8	$1,377.6
Net debt	$5,166.6	$3,662.7
Adjusted interest expense	$217.7	$189.1
Adjusted capital	$9,726.5	$8,453.7
Ratios
Adjusted EBITDA to adjusted interest expense [1]	13.9	7.3
Net debt to adjusted EBITDA [2]	1.7	2.7
Net debt to adjusted capital [3]	53.1%	43.3%

[1]	Adjusted EBITDA to adjusted interest expense = adjusted EBITDA (12 months ended) / adjusted interest expense (12 months ended).

[2]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA (12 months ended).

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + shareholders’ equity – accumulated other comprehensive income).

The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure through adjustments to the amount of dividends paid to shareholders, repurchase of shares, issuance of new shares or issuance of new debt.

The increase in adjusted EBITDA to adjusted interest expense is a result of adjusted EBITDA increasing more than the increase in adjusted interest expense. The net-debt-to-adjusted-EBITDA ratio decreased as adjusted EBITDA increased more than the increase in net debt. Net-debt-to-adjusted-capital ratio increased as net debt increased more than the increase in adjusted capital.

	2010	2009
Net income	$1,806.2	$980.7
Interest expense	99.1	120.9
Income taxes	642.8	79.2
Depreciation and amortization	410.7	312.1
Takeover response costs	73.0	–
Gain on disposal of auction rate securities	–	(115.3)

Adjusted EBITDA	$3,031.8	$1,377.6

	2010	2009
Interest expense	$99.1	$120.9
Interest capitalized to property, plant and equipment	118.6	68.2

Adjusted interest expense	$217.7	$189.1

PotashCorp 2010 Financial Review 121

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 27 COMMITMENTS

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

Lease Commitments
The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. Rental expenses for operating leases for the years ended December 31, 2010, 2009 and 2008 were $81.8, $102.6 and $97.4, respectively.

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

The company has an agreement for the purchase of phosphate rock, expiring in 2011, used at its Geismar, Louisiana facility. The commitments included in the table below are based on the expected purchase quantity and current net base prices.

The company has agreements for the purchase of sulfur for use in the production of phosphoric acid. These agreements provide for minimum purchase quantities and certain prices are based on market rates at the time of delivery. The commitments included in the table below are based on expected contract prices.

Capital Commitments
The company has various long-term contracts related to capital projects, the latest of which expires in 2014. The commitments included in the table below are based on expected contract prices.

Other Commitments
Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2018, and mineral lease commitments, the latest of which expires in 2031.

Minimum future commitments under these contractual arrangements for the next five years and thereafter are shown below.

	Operating	Purchase	Capital	Other
	Leases	Commitments	Commitments	Commitments	Total
2011	$88.4	$398.4	$447.9	$44.3	$979.0
2012	84.1	74.8	158.6	29.1	346.6
2013	77.7	62.6	14.1	11.3	165.7
2014	73.9	53.4	0.5	4.0	131.8
2015	65.0	54.4	–	4.0	123.4
Thereafter	199.3	135.2	–	19.6	354.1

Total	$588.4	$778.8	$621.1	$112.3	$2,100.6

NOTE 28 CONTINGENCIES

Canpotex
PCS is a shareholder in Canpotex, which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 2010, 2009 or 2008.

Mining Risk
In common with other companies in the industry, the company is unable to acquire insurance for underground assets.

Legal and Other Matters
Significant environmental site assessment and/or remediation matters of note include the following:

•	The company, along with other parties, has been notified by the US Environmental Protection Agency (“USEPA”) of potential liability under the US Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a site in Lakeland, Florida which includes a former PCS Joint Venture fertilizer blending facility and certain surrounding properties. A Record of Decision (“ROD”) was issued in September 2007 and provides for a remedy that requires excavation of impacted soils and interim treatment of groundwater. The total remedy cost is estimated in the ROD to be $8.5. In September 2010, the USEPA approved the Remedial Design Report to address the soil contamination and the work to implement it is expected to begin in 2011.

•	The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party with respect to a former fertilizer blending

122 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 28 Contingencies continued

operation in Charleston, South Carolina, known as the Planters Property or Columbia Nitrogen site, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3.0 of previously incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. In September 2005, Ashley II of Charleston, L.L.C., the current owner of the Planters Property, filed a complaint in the United States District Court for the District of South Carolina seeking a declaratory judgment that PCS Nitrogen is liable to pay environmental response costs that Ashley II of Charleston, L.L.C. alleges it has incurred and will incur in connection with response activities at the site. After the Phase II trial, the district court allocated 30 percent of the liability for response costs at the site to PCS Nitrogen, as well as a proportional share of any costs that cannot be recovered from another responsible party. PCS Nitrogen has filed a motion for amendment of this decision. If that request is denied, the decision may be appealed, along with a previous decision imposing successor liability on PCS Nitrogen. The ultimate amount of liability for PCS Nitrogen, if any, depends upon the amount needed for remedial activities, the ability of other parties to pay and on the availability of insurance.

•	PCS Phosphate has agreed to participate, on a non-joint and several basis, with parties to an Administrative Settlement Agreement with the USEPA (“Settling Parties”) in the performance of a removal action and the payment of certain other costs associated with PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”), including reimbursement of the USEPA’s past costs. The removal activities commenced at the Site in August 2007. The cost of performing the removal action at the Site is estimated at $73.0. The Settling Parties have initiated CERCLA cost recovery litigation against PCS Phosphate and more than 100 other entities. PCS Phosphate filed crossclaims and counterclaims seeking cost recovery. In addition to the removal action at the Site, investigation of sediments downstream of the Site in what is called “Operable Unit 1” has occurred. In September 2008, the USEPA issued a final remedy for Operable Unit 1, with an estimated cost of $6.1. In response to a special notice letter from the USEPA, PCS Phosphate and the Settling Parties made a good-faith offer to perform and/or pay for certain actions described in the special notice letter. At this time, the company is unable to evaluate the extent of any exposure that it may have for the matters addressed in the special notice letter.

•	Pursuant to the 1996 Corrective Action Consent Order (the “Order”) executed between PCS Nitrogen Fertilizer, L.P., formerly known as Arcadian Fertilizer, L.P. (“PCS Nitrogen Fertilizer”) and Georgia Department of Natural Resources, Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s purchase of real property located in Augusta, Georgia, PCS Nitrogen Fertilizer agreed to perform certain activities including a facility investigation and, if necessary, a corrective action. PCS Nitrogen Fertilizer has performed investigations of environmental site conditions and has documented its findings in several reports submitted to GEPD. PCS Nitrogen Fertilizer received written comments from GEPD and, to address certain of these comments, PCS Nitrogen Fertilizer is conducting additional groundwater investigation. PCS Nitrogen Fertilizer also has conducted a pilot study to evaluate the viability of in-situ bioremediation of groundwater at the site. In May 2009, PCS Nitrogen Fertilizer submitted a Corrective Action Plan (“CAP”) to GEPD proposing to utilize in-situ bioremediation of groundwater at the site. It is uncertain what effect, if any, the additional groundwater investigation will have on the proposed CAP.

•	In December 2009, during a routine inspection of a gypsum stack at the White Springs, Florida facility, a sinkhole was discovered that resulted in the loss of approximately 84 million gallons of water from the stack. The company is sampling production and monitoring wells on its property and drinking water wells on neighboring property to assess impacts. The company incurred costs of $6.2 to address the sinkhole between the time of discovery and the end of 2010. The Florida Department of Environmental Protection (“FDEP”) issued a notice to the company stating that the release may constitute an unauthorized discharge. In December 2010, the company entered into a consent order with the FDEP pursuant to which the company agreed to, among other things, remediate the sinkhole and perform additional monitoring of the groundwater quality and hydrogeologic conditions related to the sinkhole collapse. The company also entered into an order on consent with the USEPA that requires the company to complete a study of available feasible measures to reduce the possibility and impacts of any future sinkholes. In December 2010, the company submitted to the USEPA a study and a proposal to implement certain mitigation measures to meet the goals of the USEPA order on consent. Pending the USEPA review of the proposal, the company is unable at this time to estimate with certainty the total costs that may be incurred to address this matter. The impact of the actions required by the USEPA consent order on the asset retirement obligation for the White Springs gypsum stacks also cannot be determined with certainty at this time. The company will review the asset retirement obligation for the White Springs gypsum stacks to reflect actions required by the USEPA consent order after the USEPA approves a plan pursuant to the consent order and senior company management and the Board of Directors give authorization to proceed with the approved plan.

The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites. Based on current information, it does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

PotashCorp 2010 Financial Review 123

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 28 Contingencies continued

Other significant matters of note include the following:

•	The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted inspections at numerous phosphate operations and notified the company of various alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. The company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at all three plants. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, the company is unable to evaluate the extent of any exposure that it may have in these matters.

•	The USEPA has also begun an initiative to evaluate compliance with the Clean Air Act at sulfuric and nitric acid plants. In connection with this industry-wide initiative, the USEPA has sent requests for information to numerous facilities, including the company’s plants in Augusta, Georgia; Aurora, North Carolina; Geismar, Louisiana; Lima, Ohio; and White Springs, Florida. The USEPA has notified the company of various alleged violations of the Clean Air Act at its Geismar, Louisiana plant. The government has demanded process changes and penalties that would cost a total of approximately $27.0, but the company denies that it has any liability for the Geismar, Louisiana matter. Although the company is proceeding with planning and permitting for the process changes demanded by the government, the company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. In July 2010, without alleging any specific violation of the Clean Air Act, the USEPA requested that the company meet and demonstrate compliance with the Clean Air Act for specified projects undertaken at the White Springs, Florida sulfuric acid plants. The company participated in such meeting but, at this time, is unable to evaluate if it has any exposure.

•	Significant portions of the company’s phosphate reserves in Aurora, North Carolina are located in wetlands. Under the Clean Water Act, the company must obtain a permit from the US Army Corps of Engineers (the “Corps”) before mining in the wetlands. In January 2009, the Division of Water Quality of the North Carolina Department of Natural Resources issued a certification under Section 401 of the Clean Water Act that mining of phosphate in excess of 30 years from lands owned or controlled by the company, including some wetlands, would not degrade water quality. Thereafter, in June 2009, the Corps issued the company a permit that will allow the company to mine the phosphate deposits identified in the Section 401 certification. The USEPA decided not to seek additional review of the permit. In March 2009, four environmental organizations (Pamlico-Tar River Foundation, North Carolina Coastal Federation, Environmental Defense Fund and Sierra Club) filed a Petition for a Contested Case Hearing before the North Carolina Office of Administrative Hearings (“OAH”) challenging the Section 401 certification. The company has intervened in this proceeding. Cross motions for summary judgment by the Petitioners and the company have been filed, briefed and argued. The OAH has not issued a decision on them. At this time, the company is unable to evaluate the extent of any exposure that it may have in this matter.

•	In May 2009, the Canadian government announced that its new industrial greenhouse gas emissions policies will be coordinated with policies that may be implemented in the US. The Province of Saskatchewan is considering the adoption of greenhouse gas emission control requirements. Regulations pursuant to the Management and Reduction of Greenhouse Gases Act in Saskatchewan, which impose a type of carbon tax to achieve a goal of a 20 percent reduction in greenhouse gas emissions by 2020 compared to 2006 levels, may become effective in 2011. There is no certainty as to the scope or timing of any final, effective provincial requirements. In July 2009, the Canadian government adopted rules requiring the reporting of specified greenhouse gas emissions from sources that emit more than 50,000 tons of carbon dioxide equivalents. In September 2009, the USEPA promulgated rules requiring the reporting of greenhouse gas emissions for all fuel combustion sources emitting more than 25,000 tons of carbon dioxide equivalents and certain other listed sources. The company does not believe that compliance with these emission reporting regulations will have a material adverse effect on its consolidated financial position. Although the US Congress has not passed any greenhouse gas emission control laws, the USEPA has adopted several rules to control greenhouse gas emissions using authority under existing environmental laws. In January 2011, the USEPA began phasing in requirements for all “stationary sources,” such as the company’s plants, to obtain permits incorporating the “best available control technology” for greenhouse gas emissions at a source if it is a new source that could emit 100,000 tons of greenhouse gases per year or if it is a modified source that increases such emissions by 75,000 tons per year. The company is not currently aware of any projects at its facilities that would be subject to these requirements. The company is monitoring these developments, and, except as indicated above, their effect on its operations cannot be determined with certainty at this time.

•	In December 2010, the USEPA issued a final rule to restrict nutrient concentrations in surface waters in Florida to levels below those currently permitted at the company’s White Springs, Florida plant. The revised nutrient criteria will become part of Florida’s water quality standards in March 2012. Projected capital costs resulting from the rule could be in excess of $100.0 for the company’s White Springs, Florida plant, and there is no guarantee that controls can be implemented that are capable of achieving compliance with the revised nutrient standards under all flow conditions. This estimate assumes that the rule survives court challenges and that none of the site specific mechanisms for relief from the revised nutrient criteria are available to the White Springs, Florida plant. Various judicial challenges to the rule have been filed, including one lawsuit by The Fertilizer Institute and White Springs. The prospects for a rule to be implemented as issued by the USEPA and the availability of the site specific mechanisms are uncertain.

124 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 28 Contingencies continued

•	The company, having been unable to agree with Mosaic Potash Esterhazy Limited Partnership (“Mosaic”) on the remaining amount of potash that the company is entitled to receive from Mosaic pursuant to the mining and processing agreement in respect of the company’s rights at the Esterhazy mine, issued a Statement of Claim in the Saskatchewan Court of Queen’s Bench (“Court”) against Mosaic on May 27, 2009 and the claim was amended on January 19, 2010. In the Amended Statement of Claim, the company has asserted that it has the right under the mining and processing agreement to receive potash from Mosaic until at least 2012 and potentially much later, and seeks an order from the Court declaring the amount of potash which the company has the right to receive. Mosaic, in its Statement of Defence, asserts that at a delivery rate of 1.24 million tons of product per year, the company’s entitlement to receive potash under the mining and processing agreement would terminate August 30, 2010. Mosaic has reported in its Form 10-Q for the quarterly period ending November 30, 2010, that it believes that at May 31, 2010 there were approximately 1.1 million tonnes of potash product due to the company under the agreement.

In addition, at the time of filing its Statement of Defence, Mosaic commenced a counterclaim against the company, asserting that the company has breached the mining and processing agreement due to its refusal to take delivery of potash product under the agreement based on an event of force majeure.

Mosaic has indicated that it may begin to temporarily suspend delivery of product. If that should occur, or should Mosaic suspend shipments prior to such date the company believes it is entitled to receive product to, the company intends to take all necessary steps to enforce its right under the agreement, pending determination of the matters currently in issue before the Court.

The company will continue to assert its position in these proceedings vigorously and it denies liability to Mosaic in connection with its counterclaim.

•	Between September and October 2008, the company and PCS Sales (USA), Inc. were named as defendants in eight very similar antitrust complaints filed in US federal courts. Other potash producers are also defendants in these cases. Each of the separate complaints alleges conspiracy to fix potash prices, to divide markets, to restrict supply and to fraudulently conceal the conspiracy, all in violation of Section 1 of the Sherman Act. The company and PCS Sales (USA), Inc. believe each of these eight private antitrust lawsuits is without merit and intend to defend them vigorously.

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

The company owns facilities which have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on the company’s consolidated financial position or results of operations and would be recognized and recorded in the period in which they are incurred.

NOTE 29 GUARANTEES

In the normal course of operations, the company provides indemnifications, that are often standard contractual terms, to counterparties in transactions such as purchase and sales contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees (apart from any appropriate accruals relating to the underlying potential liabilities).

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

PotashCorp 2010 Financial Review 125

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 29 Guarantees continued

2010, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $553.3. It is unlikely that these guarantees will be drawn upon, and since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2010, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $5.9, which are reflected in other long-term debt in Note 13.

The company has guaranteed the gypsum stack capping, closure and post-closure obligations of White Springs and PCS Nitrogen in Florida and Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In addition, the company has guaranteed the performance of certain remediation obligations of PCS Joint Venture and PCS Nitrogen at the Lakeland, Florida and Augusta, Georgia sites, respectively. The USEPA has announced that it plans to adopt rules requiring financial assurance from a variety of mining operations, including phosphate rock mining. It is too early in the rulemaking process to determine what the impact, if any, on the company’s facilities will be when these rules are issued.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans. Financial assurances for these plans must be established within one year following their approval by the responsible provincial minister. The Minister of the Environment for Saskatchewan (“MOE”) has approved the plans submitted by the company. The company had previously provided a CDN $2.0 irrevocable letter of credit and, in the second quarter of 2010, finalized all matters regarding the financial assurances for the 2006 review, including the payment of CDN $2.8 into the agreed-upon trust fund. Under the regulations, the decommissioning and reclamation plans and financial assurances are to be reviewed at least once every five years, or sooner as required by the MOE. The next scheduled review for the decommissioning and reclamation plans and financial assurances is in 2011 and discussions regarding these financial assurances have commenced. The MOE has indicated it is seeking an increase of the amount paid into the trust fund by the company. Based on current information, the company does not believe that its financial assurance requirements or future obligations with respect to this matter are reasonably likely to have a material impact on its consolidated financial position or results of operations.

The company has met its financial assurance responsibilities as of December 31, 2010. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2010, $36.2 of letters of credit were outstanding (2009 – $33.0).

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

NOTE 30 RELATED PARTY TRANSACTIONS

Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 2010 were $1,272.6 (2009 – $613.7; 2008 – $2,257.1). Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms (see Note 3).

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

(b) Long-term investments: Certain investments of the company in international entities are accounted for under the equity method. Accounting principles generally accepted in those foreign jurisdictions may vary in certain important respects from Canadian GAAP and in certain other respects from US GAAP. The company’s share of earnings of these equity investees under Canadian GAAP has been adjusted for the significant effects of conforming to US GAAP.

In addition, the company’s interest in a foreign joint venture is accounted for using proportionate consolidation under Canadian GAAP. US GAAP requires joint ventures to be accounted for using the equity accounting method. As a

126 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

result, an adjustment is recorded to reflect the company’s interest in the joint venture under the equity method of accounting.

(c) Property, plant and equipment and goodwill: The net book value of property, plant and equipment and goodwill under Canadian GAAP is higher than under US GAAP, as past provisions for asset impairment under Canadian GAAP were measured based on the undiscounted cash flow from use together with the residual value of the assets. Under US GAAP, they were measured based on fair value, which was lower than the undiscounted cash flow from use together with the residual value of the assets. Fair value for this purpose is determined based on discounted expected future net cash flows. In certain cases, US GAAP requires that writedowns be based on discounted cash flows, a prescribed discount rate and the unweighted average first-day-of-the-month resource prices for the prior 12 months; whereas Canadian GAAP requires undiscounted cash flows using estimated future resource prices based on the best information available to the company.

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

(f) Pension and other post-retirement benefits: Under US GAAP, the company is required to recognize the difference between the benefit obligation and the fair value of plan assets in the Consolidated Statements of Financial Position with the offset to OCI. No similar requirement currently exists under Canadian GAAP.

In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the pension valuation allowance are recognized in income. US GAAP does not specifically address pension valuation allowances, and the US regulators have interpreted this to be a difference between Canadian and US GAAP. In light of this, a difference between Canadian and US GAAP has been recorded for the effects of recognizing a pension valuation allowance and the changes therein under Canadian GAAP.

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

Performance	Service Period Commenced
Option Plan Year	CDN GAAP	US GAAP
2006	January 1, 2006	May 4, 2006
2007	January 1, 2007	May 3, 2007
2008	January 1, 2008	May 8, 2008
2009	January 1, 2009	May 7, 2009
2010	January 1, 2010	May 6, 2010

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

PotashCorp 2010 Financial Review 127

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

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

	2010	2009 [1]	2008 [1]
Net income as reported – Canadian GAAP	$1,806.2	$980.7	$3,465.9
Items increasing (decreasing) reported net income
Inventory valuation (a)	1.5	(1.7)	–
Share of earnings of equity investees (b)	(0.9)	(1.2)	(1.0)
Asset writedown (c)	(32.8)	–	–
Depreciation and amortization (d)	8.4	8.4	8.4
Exploration costs (e)	(1.0)	(0.4)	(6.6)
Pension and other post-retirement benefits (f)	–	(15.8)	(0.3)
Stock-based compensation (i)	(2.4)	2.0	2.2
Stripping costs (j)	(14.5)	(10.4)	(4.0)
Deferred income taxes relating to the above adjustments (k)	11.3	9.1	(0.3)
Income taxes related to US GAAP effective income tax rate (k, m)	10.4	22.1	(52.0)
Income taxes related to stock-based compensation (l)	(50.3)	(7.1)	(32.7)
Income taxes related to uncertain income tax positions (m)	(8.1)	3.3	(13.7)

Net income – US GAAP	$1,727.8	$989.0	$3,365.9

Basic weighted average shares outstanding – US GAAP	886,371,000	886,740,000	922,439,000

Diluted weighted average shares outstanding – US GAAP (i)	911,059,000	911,829,000	952,302,000

Basic net income per share – US GAAP	$1.95	$1.12	$3.65

Diluted net income per share – US GAAP	$1.90	$1.08	$3.53

[1]	Corrected as described in Note 32.

128 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

	2010	2009 [1]	2008 [1]
Total assets as reported – Canadian GAAP	$15,619.3	$12,922.2
Items increasing (decreasing) reported total assets
Inventory (a)	(0.2)	(1.7)
Investment in equity investees (b)	(5.0)	(4.0)
Property, plant and equipment (c, d)	(108.8)	(84.4)
Goodwill (c)	(46.7)	(46.7)
Exploration costs (e)	(14.4)	(13.4)
Pension and other post-retirement benefits (f)	(197.9)	(180.9)
Margin deposits associated with derivative instruments (h)	(197.8)	(108.9)
Stripping costs (j)	(61.6)	(47.1)
Income tax asset related to uncertain income tax positions (m)	–	33.7

Total assets – US GAAP	$14,986.9	$12,468.8

Total shareholders’ equity as reported – Canadian GAAP	$6,804.2	$6,439.8	$4,535.1
Items increasing (decreasing) reported shareholders’ equity
Accumulated other comprehensive income
Share of accumulated other comprehensive income of equity investees (b)	(2.2)	(1.9)	–
Pension and other post-retirement benefits (f)	(236.3)	(229.7)	(246.6)
Foreign currency translation adjustment (g)	(20.9)	(20.9)	(20.9)
Income taxes related to uncertain income tax positions (m)	–	(1.2)	(1.2)
Inventory valuation (a)	(0.2)	(1.7)	–
Share of other comprehensive income of equity investees (b)	(0.8)	0.1	1.3
Provision for asset impairment and asset writedown (c)	(250.8)	(218.0)	(218.0)
Depreciation and amortization (d)	95.3	86.9	78.5
Exploration costs (e)	(14.4)	(13.4)	(13.0)
Pension and other post-retirement benefits (f)	–	–	15.8
Foreign currency translation adjustment (g)	20.9	20.9	20.9
Stock-based compensation (i)	0.4	2.4	–
Stripping costs (j)	(61.6)	(47.1)	(36.7)
Deferred income taxes relating to the above adjustments (k)	50.5	39.2	30.1
Income taxes related to US GAAP effective income tax rate (k, m)	(49.8)	(60.2)	(82.3)
Income taxes related to uncertain income tax positions (m)	81.7	89.8	86.5

Shareholders’ equity – US GAAP	$6,416.0	$6,085.0	$4,149.5

[1]	Corrected as described in Note 32.

PotashCorp 2010 Financial Review 129

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Supplemental US GAAP Disclosure

Recent Accounting Pronouncements

Variable interest entities

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a revised accounting standard to improve financial reporting by enterprises involved with variable interest entities. The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact its economic performance and: (i) the obligation to absorb losses of the entity; or (ii) the right to receive benefits from the entity. The implementation of this guidance prospectively effective January 1, 2010 did not have a material impact on the company’s consolidated financial statements.

Fair value disclosures

In January 2010, the FASB issued a new accounting standard aimed at improving disclosures about fair value measurements. As of January 1, 2010, the company is required to disclose information on significant transfers in and out of Levels 1 and 2 and the reasons for those transfers. The implementation of this guidance did not have a material impact on the company’s consolidated financial statements. Additional disclosures related to details of activity in Level 3 will be required effective January 1, 2011. The company is currently reviewing the impact, if any, on its consolidated financial statements.

Stock-based compensation

In April 2010, the FASB issued an accounting standard update to clarify that employee share-based payment awards, with an exercise price denominated in the same currency in which a substantial portion of the entity’s equity securities trades, should be classified as equity as long as existing requirements for equity classification are met. Otherwise, the awards must be classified as a liability. The update will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The company is currently reviewing the impact, if any, on its consolidated financial statements.

Investments at Equity
Summarized financial information of the company’s investments accounted for under the equity method (including SQM, APC and others) is as follows:

	2010	2009
Current assets	$2,956.3	$2,635.7
Non-current assets	2,444.0	2,266.7
Current liabilities	1,303.3	1,217.6
Non-current liabilities	1,269.0	1,238.5
Minority interest	48.0	46.4

	2010	2009	2008
Sales	$5,598.8	$3,698.4	$7,630.2
Gross profit	1,022.1	827.4	1,340.1
Income from continuing operations and net income	634.9	517.0	956.6

Uncertainty in Income Taxes
The reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, for the year is as follows:

	2010	2009
Balance, beginning of year	$26.1	$29.6
Additions based on tax positions related to the current year	0.9	0.4
Additions for tax positions of prior years	12.6	11.2
Reductions for tax positions of prior years	(15.8)	(11.7)
Settlements	(10.1)	(3.4)

Balance, end of year	$13.7	$26.1

It is reasonably possible that a reduction in the range of $17.0 to $19.0 of unrecognized income tax benefits may occur within 12 months as a result of projected resolutions of worldwide income tax disputes. The company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expense. At December 31, 2010, $23.0 of interest was accrued to unrecognized tax benefits. Tax years subject to examination by jurisdiction were as follows:

Years
Canada	2005-present
US	2007-present
Trinidad	2005-present
Barbados	2002-present

130 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Disclosures About Derivative Instruments and Hedging Activities
Fair values of derivative instruments in the Consolidated Statements of Financial Position

Derivative instrument assets (liabilities) [1]	Balance Sheet Location	2010	2009
Derivatives designated as hedging instruments
Natural gas derivatives	Prepaid expenses and other current assets	$–	$0.5
Natural gas derivatives	Other assets	–	3.2
Natural gas derivatives	Current portion of derivative instrument liabilities	(74.8)	(51.5)
Natural gas derivatives	Derivative instrument liabilities	(203.7)	(123.2)
Total derivatives designated as hedging instruments		(278.5)	(171.0)
Derivatives not designated as hedging instruments
Foreign currency derivatives	Prepaid expenses and other current assets	5.3	5.3
Foreign currency derivatives	Current portion of derivative instrument liabilities	–	(0.3)
Total derivatives not designated as hedging instruments		$5.3	$5.0

[1]	All fair value amounts are gross and exclude netted cash collateral balances.

The effect of derivative instruments on the Consolidated Statements of Operations for the year ended December 31

Derivatives in cash flow hedging relationships

		Amount of (Loss) Gain Recognized in OCI
		(Effective Portion)
		2010	2009	2008
Natural gas derivatives		$(190.1)	$(102.5)	$(256.9)

		Amount of (Loss) Gain Reclassified From
Location of (Loss) Gain Reclassified From		Accumulated OCI Into Income (Effective Portion)
Accumulated OCI Into Income (Effective Portion)		2010	2009	2008
Cost of goods sold		$(84.3)	$(85.0)	$22.8

		Amount of (Loss) Gain Recognized in Income
		(Ineffective Portion and Amount
Location of (Loss) Gain Recognized in Income		Excluded From Effectiveness Testing)
(Ineffective Portion and Amount Excluded From Effectiveness Testing)		2010	2009	2008
Cost of goods sold		$(0.3)	$(0.2)	$(9.9)

Derivatives not designated as hedging instruments
		Amount of Gain (Loss) Recognized in Income
	Location of Gain (Loss) Recognized in Income	2010	2009	2008
Foreign currency derivatives	Foreign exchange	$4.5	$0.1	$(86.5)
Natural gas derivatives	Cost of goods sold	–	0.9	(0.1)

Additional disclosures regarding our derivative instruments and hedging activities are included in Notes 12 and 25.

PotashCorp 2010 Financial Review 131

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Pension Plan Asset Disclosure
The significant classes to our defined benefit pension plans are presented below while a description of the company’s investment policies and strategies is included in Note 14.

Pension plan assets at December 31 are summarized as follows:

	2010				2009
	US	Canada	Trinidad	Total	US	Canada	Trinidad	Total
Investments – at fair value
Cash equivalents	$40.4	$–	$5.9	$46.3	$10.3	$–	$5.5	$15.8
Government and agency securities
US	88.7	–	2.5	91.2	90.1	–	3.5	93.6
International	4.1	–	30.3	34.4	2.3	–	26.7	29.0
Corporate debt instruments
US	49.7	–	–	49.7	49.0	–	–	49.0
International	20.8	–	5.7	26.5	11.5	–	4.9	16.4
Mortgage backed securities	20.8	–	0.2	21.0	17.3	–	0.3	17.6
Equities
US	107.6	–	8.9	116.5	81.7	–	7.9	89.6
International	13.0	–	15.1	28.1	7.6	–	15.8	23.4
Mutual/commingled funds [1]	317.1	54.1	1.9	373.1	266.8	43.4	5.0	315.2
Other	6.8	–	–	6.8	4.7	–	–	4.7

Total Investments – at fair value	669.0	54.1	70.5	793.6	541.3	43.4	69.6	654.3

Cash	–	–	2.6	2.6	–	–	0.5	0.5
Accrued interest and dividends	1.5	–	1.3	2.8	1.5	–	0.9	2.4
Unsettled trade
Receivables	64.7	–	–	64.7	3.6	–	–	3.6
Payables	(111.4)	–	–	(111.4)	(11.7)	–	–	(11.7)

Total pension plan assets	$623.8	$54.1	$74.4	$752.3	$534.7	$43.4	$71.0	$649.1

[1]	In 2010, the US defined benefit plan was invested in US equities (49%), US bonds (36%), International equities (14%) and other (1%) while the Canadian defined benefit plan was invested in Canadian equities (37%), Canadian bonds (29%), US equities (13%), International equities (14%) and cash (7%).

In 2009, the US defined benefit plan was invested in US equities (53%), US bonds (34%), International equities (12%) and other (1%) while the Canadian defined benefit plan was invested in Canadian equities (37%), Canadian bonds (33%), US equities (14%), International equities (11%), cash (4%) and other (1%).

The following investments represent 5 percent or more of the pension plan assets	2010	2009
Vanguard Equity Index Fund	$92.2	$95.9
Intech Risk-Managed Large Cap Growth Fund LLC	89.0	63.7
Standard Life Balanced Fund (Greystone)	54.1	43.4
GMO International Opportunities Equity	44.2	31.3
Artio International Equity Fund	43.6	31.6

132 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

The following table presents the fair value hierarchy for the pension plan assets measured at fair value on a recurring basis at December 31.

		Quoted Prices in	Significant	Significant
	Total at	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Asset Category	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Cash	$2.6	$2.6	$–	$–
Accrued interest and dividends	2.8	2.8	–	–
Unsettled trade receivables	64.7	64.7	–	–
Investments
Cash equivalents	46.3	46.3	–	–
Government and agency securities
US	91.2	–	91.2	–
International	34.4	–	34.4	–
Corporate debt instruments
US	49.7	–	49.0	0.7
International	26.5	–	26.5	–
Equities
US	116.5	116.4	0.1	–
International	28.1	13.0	15.1	–
Mutual/commingled funds	373.1	88.4	284.7	–
Mortgage backed securities	21.0	–	20.0	1.0
Other	7.3	1.7	3.8	1.8

Total assets at fair value	$864.2	$335.9	$524.8	$3.5

Liabilities
Unsettled trade payables	111.4	111.4	–	–
Other	0.5	–	0.5	–

Total liabilities at fair value	$111.9	$111.4	$0.5	$–

Total pension plan assets	$752.3	$224.5	$524.3	$3.5

PotashCorp 2010 Financial Review 133

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

		Quoted Prices in	Significant	Significant
	Total at	Active Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Asset Category	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Cash	$0.5	$0.5	$–	$–
Accrued interest and dividends	2.4	2.4	–	–
Unsettled trade receivables	3.6	3.6	–	–
Investments
Cash equivalents	15.8	15.8	–	–
Government and agency securities
US	93.6	–	93.6	–
International	29.0	–	29.0	–
Corporate debt instruments
US	49.0	–	48.1	0.9
International	16.4	–	16.2	0.2
Equities
US	89.6	89.5	0.1	–
International	23.4	7.6	15.8	–
Mutual/commingled funds	315.2	77.9	237.3	–
Mortgage backed securities	17.6	–	15.7	1.9
Other	4.8	2.5	2.3	–

Total assets at fair value	$660.9	$199.8	$458.1	$3.0

Liabilities
Unsettled trade payables	11.7	11.7	–	–
Other	0.1	–	0.1	–

Total liabilities at fair value	$11.8	$11.7	$0.1	$–

Total pension plan assets	$649.1	$188.1	$458.0	$3.0

Fair value measurements using significant unobservable inputs (Level 3)

	Corporate Debt, Mortgage Loans
	and Other
	2010	2009
Balance, beginning of year	$3.0	$3.7
Actual return on plan assets
Relating to assets still held at December 31	(0.1)	1.1
Relating to assets sold during the year ended December 31	0.2	0.1
Purchases	2.5	–
Sales	(1.4)	(1.7)
Transfers out of Level 3	(0.7)	(0.2)

Balance, end of year	$3.5	$3.0

134 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

The plan measures its investments at fair value and seeks to maximize the use of observable inputs. Where available, it uses quoted prices in active markets for identical assets at the balance sheet date to measure fair value. The fair value for equities, mutual funds, cash equivalents and government and agency securities can generally be determined using quoted prices in active markets. Fair value for fixed income securities such as corporate debt instruments and mortgage loans is based on traded securities with similar attributes, using dealer quotations, a matrix pricing methodology or discounted cash flow analyses. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Fair value of options and futures can be determined using quoted market prices. The fair value of investment in investment vehicles such as registered investment companies is determined using prices obtained from broker dealers.

Stock-Based Compensation
The total compensation cost charged to income in respect of the company’s 10 stock-based compensation plans under US GAAP was $50.8 for the year ended December 31, 2010 (2009 – $43.4; 2008 – $33.3).

The aggregate intrinsic value of options outstanding and expected to vest at December 31, 2010 under the Performance Option Plans was $671.1, and the aggregate intrinsic value of options exercisable was $635.0. During 2010, 5,107,050 stock options vested. The aggregate intrinsic value of options outstanding at December 31, 2010 under the Officers and Employees and Directors Plans was $500.9, and the aggregate intrinsic value of options exercisable was $500.9. The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $243.8 (2009 – $54.4).

As of December 31, 2010, there was $10.1 of unrecognized compensation cost related to the company’s stock option plans. This cost is expected to be recognized over the period through December 31, 2012.

The company issued 29,724 performance units during 2010 under its performance unit incentive plan as described in Note 24 (2009 – 8,832) at a weighted average grant-date fair value of $21.47 per unit (2009 – $16.04). As at December 31, 2010, 623,796 units remained nonvested and outstanding. Total unrecognized compensation cost approximated $11.1, which is expected to be recognized over the period through December 31, 2011. However, such amounts will be subject to change, as these liability awards are remeasured at fair value at each reporting period.

Derivative Instruments and Hedging Activities
The company has designated its natural gas derivative instruments as cash flow hedges. During the year, net losses of $84.6 (including ineffectiveness) were recognized in cost of goods sold (2009 – $85.2; 2008 – $12.8).

For US GAAP, natural gas hedging derivatives are net of $197.8 (2009 – $108.9) of cash collateral. Cash collateral represents the effect of legally enforceable master netting arrangements between the company and its counterparties and the receivable for cash collateral placed with the same counterparties.

Pension and Other Post-Retirement Benefits
The unamortized actuarial loss, unamortized prior service cost and unamortized transitional obligation included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during 2011 are $23.5, $(3.3) and $0.3, respectively.

Related Party Transactions
During the year, sales to a company associated with the immediate family of a member of the PCS Board of Directors totaled $32.4 (2009 – $28.2; 2008 – $30.1). These transactions were conducted in the normal course of business at the prevailing market prices and on normal trade terms.

PotashCorp 2010 Financial Review 135

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

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

Supplemental Schedules of Consolidated Financial Position

As at December 31

	2010	2009 [1]
Assets
Current assets
Cash and cash equivalents (b)	$411.3	$385.2
Receivables (b, h)	850.0	1,028.8
Inventories (a, j)	567.5	631.5
Prepaid expenses and other current assets (b)	113.9	124.7

	1,942.7	2,170.2
Property, plant and equipment (b, c, d, e, j)	7,872.2	6,251.9
Investments (b)	4,937.9	3,763.7
Other assets (f)	165.2	179.0
Income taxes on uncertain income tax positions (k, m)	–	33.7
Intangible assets	18.6	20.0
Goodwill (c)	50.3	50.3

	$14,986.9	$12,468.8

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$1,871.3	$728.8
Payables and accrued charges (b, i, k)	1,203.6	764.0
Current portion of derivative instrument liabilities (h)	10.2	19.1

	3,085.1	1,511.9
Long-term debt	3,707.2	3,319.3
Derivative instrument liabilities (h)	70.5	47.0
Deferred income tax liabilities (k, l)	884.3	786.9
Income taxes on uncertain income tax positions (k, m)	37.0	63.8
Accrued pension and other post-retirement benefits (f)	452.2	437.6
Accrued environmental costs and asset retirement obligations	329.9	215.1
Other non-current liabilities and deferred credits (b)	4.7	2.2

	8,570.9	6,383.8

Shareholders’ Equity
Share capital	1,430.7	1,430.3
Additional paid-in capital (i)	168.1	258.4
Accumulated other comprehensive income	1,984.9	1,395.1
Retained earnings	2,832.3	3,001.2

	6,416.0	6,085.0

	$14,986.9	$12,468.8

[1]	Corrected as described in Note 32.

136 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Supplemental Schedules of Consolidated Operations and Retained Earnings
For the years ended December 31

	2010	2009 [1]	2008 [1]
Sales	$6,538.6	$3,976.7	$9,446.5
Less: Freight	335.8	191.0	324.9
Transportation and distribution	151.8	128.1	132.4
Cost of goods sold (a, c, d, f, j)	3,463.5	2,662.7	4,124.4

Gross Margin	2,587.5	994.9	4,864.8

Selling and administrative (f, i)	230.4	181.4	186.1
Provincial mining and other taxes	76.5	29.0	543.4
Foreign exchange loss (gain)	16.8	(35.4)	(126.0)
Share of earnings of equity investees (b)	(173.4)	(132.5)	(254.8)
Other income (e)	(69.2)	(209.3)	(71.1)

	81.1	(166.8)	277.6

Operating Income	2,506.4	1,161.7	4,587.2
Interest Expense	99.1	120.9	62.8

Income before Income Taxes	2,407.3	1,040.8	4,524.4
Income Taxes (k, l, m)	679.5	51.8	1,158.5

Net Income	1,727.8	989.0	3,365.9
Retained Earnings, Beginning of Year	3,001.2	2,130.2	2,136.8
Repurchase of Common Shares	(1,779.0)	–	(3,250.3)
Dividends Declared	(117.7)	(118.0)	(122.2)

Retained Earnings, End of Year	$2,832.3	$3,001.2	$2,130.2

Net Income per Share – Basic	$1.95	$1.12	$3.65

Net Income per Share – Diluted	$1.90	$1.08	$3.53

Dividends per Share	$0.13	$0.13	$0.13

[1]	Corrected as described in Note 32.

PotashCorp 2010 Financial Review 137

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Supplemental Schedules of Consolidated Comprehensive Income
For the years ended December 31

	2010	2009 [1]	2008 [1]
Net Income	$1,727.8	$989.0	$3,365.9

Other comprehensive income (loss)
Net increase (decrease) in unrealized gains on available-for-sale securities	661.9	1,015.1	(1,398.4)
Net losses on derivatives designated as cash flow hedges	(190.1)	(102.6)	(266.8)
Reclassification to income of net losses (gains) on cash flow hedges	84.3	85.3	(12.9)
Pension and other post-retirement benefits 2, (f)	(13.9)	32.0	(257.9)
Other	0.4	11.0	(10.0)
Deferred income taxes related to other comprehensive income (k)	47.2	(34.9)	264.0

Other Comprehensive Income (Loss)	589.8	1,005.9	(1,682.0)

Comprehensive Income	$2,317.6	$1,994.9	$1,683.9

[1]	Corrected as described in Note 32.

[2]	2010 comprised of amortization of net actuarial loss of $(8.8), amortization of prior service costs of $(1.3) and amortization of transitional obligation of $0.3.
2009 comprised of amortization of net actuarial loss of $9.2, amortization of prior service costs of $28.8 and amortization of transitional obligation of $0.3.
2008 comprised of amortization of net actuarial loss of $(251.7), amortization of prior service costs of $(10.1) and amortization of transitional obligation of $1.6.

Supplemental Schedules of Consolidated Accumulated Other Comprehensive Income
For the years ended December 31

	2010	2009	2008
Accumulated other comprehensive income, beginning of year	$1,395.1	$389.2	$2,071.2
Other comprehensive income (loss), net of related income taxes	589.8	1,005.9	(1,682.0)

Accumulated other comprehensive income, end of year	$1,984.9	$1,395.1	$389.2

The balances related to each component of accumulated other comprehensive income, net of related income taxes, are as follows:

	2010	2009	2008
Unrealized gains on available-for-sale securities	$2,412.3	$1,750.4	$761.8
Net unrealized losses on derivatives designated as cash flow hedges	(177.3)	(111.4)	(100.6)
Pension and other post-retirement benefits 1, (f)	(236.3)	(229.7)	(246.6)
Other	7.1	6.7	(4.5)
Foreign currency translation adjustment (g)	(20.9)	(20.9)	(20.9)

Accumulated other comprehensive income, end of year	$1,984.9	$1,395.1	$389.2

[1]	2010 comprised of unamortized net actuarial loss of $(252.0), unamortized prior service costs of $17.3 and unamortized transitional obligation of $(1.6).
2009 comprised of unamortized net actuarial loss of $(248.0), unamortized prior service costs of $20.1 and unamortized transitional obligation of $(1.8).
2008 comprised of unamortized net actuarial loss of $(246.2), unamortized prior service costs of $1.4 and unamortized transitional obligation of $(1.8).

138 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 31 Reconciliation of Canadian and United States Generally Accepted Accounting Principles continued

Supplemental Schedules of Consolidated Cash Flow
For the years ended December 31

	2010	2009 [1]	2008 [1]
Operating Activities
Net income	$1,727.8	$989.0	$3,365.9
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization (d)	402.3	303.7	319.1
Stock-based compensation (i)	26.7	27.5	34.0
Loss (gain) on disposal of property, plant and equipment and long-term investments	9.9	(107.6)	61.7
Asset writedown	32.8	–	–
Foreign exchange on deferred income tax and miscellaneous items	(0.1)	(1.3)	(106.4)
Provision for deferred income tax (k, l, m)	145.6	186.5	130.9
Undistributed earnings of equity investees (b)	(92.6)	(7.1)	(165.7)
Derivative instruments (h)	(83.4)	(62.0)	48.7
Other long-term liabilities (e)	50.6	19.2	49.2
Changes in non-cash operating working capital
Receivables (b, h)	190.4	53.3	(593.7)
Inventories (a, j)	76.9	80.6	(324.1)
Prepaid expenses and other current assets (b)	(6.0)	21.4	(23.7)
Payables and accrued charges (b, k)	462.6	(613.5)	174.3

Cash provided by operating activities	2,943.5	889.7	2,970.2

Investing Activities
Additions to property, plant and equipment (e, j)	(1,973.5)	(1,736.9)	(1,188.0)
Purchase of long-term investments	(422.3)	(3.2)	(445.6)
Proceeds from disposal of property, plant and equipment and long-term investments	1.6	151.9	43.2
Other assets and intangible assets	(41.1)	(54.1)	(46.6)

Cash used in investing activities	(2,435.3)	(1,642.3)	(1,637.0)

Financing Activities
Proceeds from long-term debt obligations	1,793.8	4,108.7	400.0
Repayment of and finance costs on long-term debt obligations	(810.5)	(3,561.3)	(0.2)
Proceeds from short-term debt obligations	546.9	403.2	1,233.9
Dividends	(118.7)	(116.9)	(122.6)
Repurchase of common shares	(1,999.7)	–	(3,356.4)
Issuance of common shares	55.8	20.2	36.7
Income taxes related to stock-based compensation (l)	50.3	7.1	32.7

Cash (used in) provided by financing activities	(482.1)	861.0	(1,775.9)

Increase (Decrease) in Cash and Cash Equivalents	26.1	108.4	(442.7)
Cash and Cash Equivalents, Beginning of Year	385.2	276.8	719.5

Cash and Cash Equivalents, End of Year (b)	$411.3	$385.2	$276.8

Supplemental cash flow disclosure
Income taxes paid (n)	$180.7	$751.1	$677.1

[1]	Corrected as described in Note 32.

PotashCorp 2010 Financial Review 139

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 32 COMPARATIVE FIGURES

During the quarter ended March 31, 2010, prior period non-cash errors were identified pertaining to the computation of asset retirement obligations for the phosphate segment, specifically relating to mine reclamation capping costs. The impact of the errors on annual Canadian GAAP financial statement components, as originally stated and as corrected, is as follows:

	2006			2007			2008			2009
	As			As			As			As
	Previously	Adjust-	As	Previously	Adjust-	As	Previously	Adjust-	As	Previously	Adjust-	As
	Reported	ment	Corrected	Reported	ment	Corrected	Reported	ment	Corrected	Reported	ment	Corrected
Consolidated Statements of Financial Position and Accumulated Other Comprehensive Income and Retained Earnings (as applicable)
As at December 31:
Payables and accrued charges	545.2	–	545.2	911.5	–	911.5	1,183.6	7.6	1,191.2	779.3	17.5	796.8
Future income tax liability	632.1	(15.8)	616.3	988.1	(15.3)	972.8	794.2	(32.6)	761.6	999.3	(36.9)	962.4
Accrued environmental costs and asset retirement obligations	110.3	40.7	151.0	121.0	39.8	160.8	133.4	78.8	212.2	134.8	80.3	215.1
Retained earnings	1,286.4	(24.9)	1,261.5	2,279.6	(24.5)	2,255.1	2,402.3	(53.8)	2,348.5	3,272.1	(60.9)	3,211.2
Accumulated other comprehensive income and retained earnings	n/a	n/a	n/a	4,458.5	(24.5)	4,434.0	3,060.2	(53.8)	3,006.4	4,920.9	(60.9)	4,860.0

Consolidated Statements of Operations and Retained Earnings and Comprehensive Income (as applicable)
For the years ended December 31:
Cost of goods sold	2,374.8	40.7	2,415.5	2,882.8	(0.9)	2,881.9	4,081.8	46.6	4,128.4	2,631.6	11.4	2,643.0
Income taxes	158.1	(15.8)	142.3	416.2	0.5	416.7	1,077.1	(17.3)	1,059.8	83.5	(4.3)	79.2
Net income	631.8	(24.9)	606.9	1,103.6	0.4	1,104.0	3,495.2	(29.3)	3,465.9	987.8	(7.1)	980.7
Net income per share – basic	0.68	(0.03)	0.65	1.17	–	1.17	3.79	(0.03)	3.76	1.11	–	1.11
Net income per share – diluted	0.66	(0.03)	0.63	1.13	–	1.13	3.67	(0.03)	3.64	1.08	–	1.08
Comprehensive income	n/a	n/a	n/a	2,413.5	0.4	2,413.9	1,974.2	(29.3)	1,944.9	1,978.7	(7.1)	1,971.6

Consolidated Statements of Cash Flow
For the years ended December 31:
Net income	631.8	(24.9)	606.9	1,103.6	0.4	1,104.0	3,495.2	(29.3)	3,465.9	987.8	(7.1)	980.7
Provision for future income tax	50.0	(15.8)	34.2	119.6	0.5	120.1	82.2	(17.3)	64.9	203.2	(4.3)	198.9
Other long-term liabilities	13.4	40.7	54.1	(57.9)	(0.9)	(58.8)	2.3	46.6	48.9	(8.0)	11.4	3.4
Cash provided by operating activities	696.8	–	696.8	1,688.9	–	1,688.9	3,013.2	–	3,013.2	923.9	–	923.9

n/a = not applicable since the company did not begin to report accumulated other comprehensive income and comprehensive income for Canadian GAAP purposes until 2007

The adjustments are not material to the periods to which they relate. However, as correcting the errors in the first quarter of 2010 would have materially distorted net income for the first quarter, the company has corrected them by revising the impacted balances in the relevant periods, with an adjustment to the opening balance recorded to retained earnings in the first period presented. The adjustments as a percentage of total liabilities originally reported were 0.3 percent, 0.4 percent, 1.5 percent and 1.8 percent in 2009, 2008, 2007 and 2006, respectively. The adjustments as a percentage of net income originally reported were 0.7 percent, 0.8 percent, NIL percent and 3.9 percent in 2009, 2008, 2007 and 2006, respectively. The error also impacted US GAAP financial statement components and such figures have been adjusted accordingly in Note 31.

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation.

140 PotashCorp 2010 Financial Review

Notes to the PotashCorp 2010 Consolidated Financial Statements	In millions of US dollars except share and per-share amounts

NOTE 33 SUBSEQUENT EVENT

On January 26, 2011, the company’s Board of Directors approved a three-for-one split of PotashCorp’s outstanding common shares. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on February 16, 2011. The company’s common shares commenced trading on a post-split basis on February 14, 2011 on the Toronto Stock Exchange and are expected to commence trading on a post-split basis on February 25, 2011 on the New York Stock Exchange. All share data and equity-based compensation plans or arrangements have been retroactively adjusted to give effect to the stock split.

PotashCorp 2010 Financial Review 141

Shareholder Information
Annual meeting
The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 12, 2011 in the Grand Salon, TCU Place, 35 – 22nd Street East, Saskatoon, Saskatchewan.
It will be carried live on the company’s website, www.potashcorp.com.
Holders of common shares as of March 16, 2011 are entitled to vote at the meeting and are encouraged to participate.
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
Ownership
On February 22, 2011, there were 1,580 holders of record of the company’s common shares.
Corporate headquarters
Suite 500, 122 – 1st Ave S
Saskatoon SK S7K 7G3
Canada
Phone: (306) 933-8500
Common share prices and volumes
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Data are adjusted for the three-for-one stock split in February 2011.
Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange [1]			New York Stock Exchange
	High*	Low*	Volume	High*	Low*	Volume

2008 Q1	55.93	36.33	103,153,851	55.00	35.17	481,399,952
Q2	82.10	51.68	118,100,762	80.54	50.15	725,191,906
Q3	77.09	43.81	111,838,148	76.65	42.16	783,581,966
Q4	47.33	20.60	165,047,982	44.48	15.85	1,153,295,676

Year 2008	82.10	20.60	498,140,743	80.54	15.85	3,143,469,500

2009 Q1	38.80	27.39	118,600,823	31.82	21.22	784,178,478
Q2	45.00	31.75	78,997,282	40.45	25.71	531,709,327
Q3	38.17	31.24	64,778,808	34.10	26.95	483,185,272
Q4	43.33	30.36	65,168,682	41.37	27.92	454,388,084

Year 2009	45.00	27.39	327,545,595	41.37	21.22	2,253,461,161

2010 Q1	43.56	35.04	59,846,960	42.81	32.76	414,242,057
Q2	40.49	30.49	53,124,967	40.04	28.63	327,715,148
Q3	53.55	30.00	79,895,445	51.10	27.95	431,641,486
Q4	51.67	45.32	55,814,374	51.68	44.22	344,494,881

Year 2010	53.55	30.00	258,681,746	51.68	27.95	1,518,093,572

[1]Trading prices are in CDN$	Source: Thomson Reuters
NYSE corporate governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2010 Annual Report on Form 10-K.

*	Data are adjusted for a two-for-one stock split in August 2004, a three-for-one stock split in May 2007 and a three-for-one stock split in February 2011.
Keyword: Shareholder Info
142 PotashCorp 2010 Financial Review

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
Information in the preparation of this annual report is based on statistical data and other material available at February 22, 2011.
Abbreviated Company Names and Sources*

Agrifos	Agrifos Fertilizer Inc., USA

Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada

AMEC	AMEC Americas Limited, Canada

APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan

Belaruskali	PA Belaruskali, Belarus

Bloomberg	Bloomberg L.P., USA

Blue, Johnson	Blue, Johnson & Associates, USA

Canpotex	Canpotex Limited, Canada

CF Industries	CF Industries, Inc. (NYSE: CF), USA

CP Rail	Canadian Pacific Railway (TSX: CP), Canada

CRU	CRU International Ltd, UK

Doane	Doane Advisory Services, USA

FAI	Fertilizer Association of India, India

FAO	Food and Agriculture Organization of the United Nations

Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK

ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel

IFA	International Fertilizer Industry Association, France

IMF	International Monetary Fund, USA

Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA

Intrepid	Intrepid Potash (NYSE: IPI), USA

IPNI	International Plant Nutrition Institute, USA

K+S	K+S Group (Xetra: SDF), Germany

Koch	Koch Industries, Inc., USA

Mississippi Phosphates	Mississippi Phosphates Corporation, USA

Moody’s	Moody’s Corporation (NYSE: MCO), USA

Mosaic	The Mosaic Company (NYSE: MOS), USA

NYMEX	New York Mercantile Exchange, USA

NYSE	New York Stock Exchange, USA

OCP	Office Cherifien des Phosphates, Morocco

OMS	Overseas Marine Service, USA

PhosChem	Phosphate Chemicals Export Association, Inc., USA

Rabobank	Rabobank Group

SAFRAS	Editora SAFRAS Ltda, Brazil

Silvinit	JSC Silvinit, Russia

Simplot	J.R. Simplot Company, USA

Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China

SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile

TFI	The Fertilizer Institute, USA

Togliatti	OAO Togliatti Azot, Russia

TSX	Toronto Stock Exchange, Canada

Uralkali	JSC Uralkali (LSE and RTS: URKA), Russia

USDA	US Department of Agriculture, USA

USDOC	US Department of Commerce, USA

Vale	Companhia Vale do Rio Doce (Bovespa: Vale), Brazil

Yara	Yara International (Oslo: YAR), Norway

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.
PotashCorp 2010 Financial Review 143

Appendix
Terms and Measures

Glossary of terms

2010E	2010 Estimated

2011F	2011 Forecast

Brownfield capacity	Increase in operational capability at existing operation

CAGR	Compound Annual Growth Rate

Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)

Consumption vs Demand	Product applied vs product purchased

EU	European Union

FOB	Free on Board – cost of goods on board at point of shipment

GDP	Gross Domestic Product

Government Control Production	State-controlled: Operational control in the hands of the state

Subsidy-controlled: The state provides subsidies which control the economic viability of the operation

Greenfield capacity	New operation built on undeveloped site

Latin America	South America, Central America, Caribbean and Mexico

LNG	Liquefied Natural Gas

MMBtu	Million British thermal units

MT	Metric tonne

MMT	Million tonnes

North America	The North American market includes Canada and the United States.

Offshore	Offshore markets include all markets except Canada and the US.

Operational Capability	Estimated annual achievable production level

PhosChem	An association formed under the Webb-Pomerene Act for US exports of phosphate fertilizer products. Members are PotashCorp and Mosaic. PCS Sales is responsible for export sales of liquid fertilizers for all PhosChem members while Mosaic is responsible for sales of solid fertilizers for members.

PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable

Scientific terms

Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)

Phosphate	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2O5 (solid)
	Dical	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
	STF	silicon tetrafluoride
Potash	KCl	potassium chloride, 60-63.2% K2O (solid)

Fertilizer measures

K2O tonne	Measures the potassium content of fertilizers having different chemical analyses

P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses

N tonne	Measures the nitrogen content of fertilizers having different chemical analyses

Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

Currency abbreviations

CDN	Canadian dollar

EUR	Euro

JOD	Jordanian dinar

NOK	Norwegian krone

RUB	Russian ruble

USD	United States dollar
144 PotashCorp 2010 Financial Review

This past year highlighted again the long-term challenge of meeting world demands for more and better food. Our unique ability to meet the rising demands for crop nutrients is expected to drive our financial performance in the years ahead. We believe, however, that the success of our company goes beyond achieving and maintaining strong financial results. We recognize a broader responsibility to build long-term value for all our stakeholders and set clear goals that help us address these needs.
This, we believe, will support
The Next Stage of Growth
To learn more, visit us online at PotashCorp2010AR.com