Form 10-K, Exhibit 13
period 2012-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2013-02-27
CIK 855931

Exhibit 13

SOLUTIONS FOR A GROWING WORLD

2012 Annual Integrated Report

TABLE OF CONTENTS

Introduction

2	Value Reporting

4	CEO Letter

9	Comparison of Our Nutrients

10	Comparison to Our Peers

Management’s Discussion & Analysis

12	Our Company & Operations

14	Our 6 Key Competitive Strengths

16	Our Opportunity

20	Value Model

26	Business Strategy

29	Risks to Our Strategy

Performance

33	Highlights

36	Year in Review

38	Business Outlook

41	Goals & Targets

Nutrients

Potash

54	The Basics of Potash

55	Our Approach to the Potash Business

55	Alignment With Our Goals

57	Our Potash Markets

59	Results & Performance

Phosphate

64	The Basics of Phosphate

64	Our Approach to the Phosphate Business

65	Alignment With Our Goals

65	Our Phosphate Markets

66	Results & Performance

Nitrogen

71	The Basics of Nitrogen

71	Our Approach to the Nitrogen Business

72	Alignment With Our Goals

72	Our Nitrogen Markets

73	Results & Performance

Financial Structure

76	Other Expenses & Income

78	Quarterly Results

80	Financial Condition Review

81	Liquidity & Capital Resources

83	Capital Structure & Management

85	Other Financial Information

86	Governance & Remuneration

93	Forward-Looking Statements

94	Non-IFRS Financial Measures

95	11 Year Data

Financials

101	Management’s Responsibility for Financial Reporting

102	Independent Registered Chartered Accountants’ Reports

104	Consolidated Financial Statements

157	Board & Management

158	Shareholder Information

159	Appendix

Financial data in this report are stated in US dollars unless otherwise noted.

In a world that needs to feed a growing population with improving diets, fertilizer plays a significant role in the global food solution. With little additional land available for crops, these essential nutrients are a critical tool for improving yields to help keep pace with the demand on food production today and in the years ahead.

This situation provides an opportunity for companies that can be part of the solution – and PotashCorp has a unique ability to respond to the growing need for crop nutrients.

We believe this potential offers an exciting future for our stakeholders – investors who can benefit from increasing returns, customers who can grow their businesses with confidence that their supplier can meet their needs, employees, communities and suppliers who can thrive alongside our success.

As we strive to create long-lasting value, we understand that it can only be done by ensuring that our strategies, risk management and performance work together in an integrated way that goes beyond traditional measures. That is what you will find in this report.

VALUE REPORTING

ENSURING OUR SOLUTIONS – AND REPORTING – ARE DELIVERING VALUE

Our emphasis is on identifying the factors that matter most in long-term value creation and using them to manage our business and shape our reporting.

While this has always been at the heart of everything we do, this year we took another step to better define and report on the factors most important to our long-term success – not just from our perspective but also from the viewpoint of our stakeholders.

The idea is rather simple. Through our Priority Matrix tool, we have worked to capture the relative importance of the factors most likely to impact the long-term value of our company. It is a process that we believe can help ensure our efforts are focused on driving value throughout the organization – from the goals we pursue to the performance targets we set – and a tool that informs our reporting.

Developing a priority matrix involved interviews and surveys within PotashCorp as well as input from customers, investors, community leaders and the public. Then we considered broader societal views, market factors and recognized best practices.

The closer a factor is to the top right corner of our matrix, the more important it is to PotashCorp and our stakeholders. This process helps determine what information is included in this Annual Integrated Report, our Summary Integrated Report and our online reporting. While some items may end up lower in our priority matrix, that does not mean they are ignored, but that their potential to impact our value, positively or negatively, is not as significant.

The pages that follow outline our approach to integrated reporting, with a discussion of our strategies and their interconnectedness and an examination of how we manage the factors that matter most to our business.

2	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

A potash train crosses the Saskatchewan prairie, beneath which lies nearly one-half of world potash reserves.

Summary Integrated Report

Discusses the most influential factors affecting how we build and sustain value for our company and the people and places impacted by our business

Annual Integrated Report

Examines in greater depth the factors that influence long-term value creation, including our strategies, performance, outlook and the risks inherent to our business

Online Reporting

Enhances our print reports with special features and tools, leveraging a deeper discussion around the sustainability of our business, including performance against Global Reporting Initiative (GRI) measures

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	3

CEO LETTER

HELPING TO GROW FOOD FOR A CHANGING WORLD

Dear Shareholders,

The world of agriculture is a great classroom. One of the most important and enduring lessons I have learned through decades in the fertilizer industry is the importance of doing the right things – day after day, year after year – with the purpose of creating sustainable value.

We are driven by a noble cause – the need to feed the world.

– Bill Doyle

FOCUSING ON SUSTAINABLE VALUE

Successful farmers recognize that the value of their business lies in the fertility of their soils. They work to capture that value with each harvest and take the necessary steps to replenish the nutrients for future growing seasons. Through diligent management and long-term planning, farmers can hand down their land from generation to generation, confident that they have maintained its productivity. This is a living example of how value is protected and expanded, and a model for how we strive to manage our company.

At PotashCorp, we recognize that our greatest value lies in our ability to play an integral role in food production for generations to come. To fully capitalize on that opportunity, it is essential that we diligently develop and manage our assets. We hold significant potash capacity and are the steward of some of the world’s largest, highest-grade potash reserves. Along with our potash, we have world-class phosphate and nitrogen operations that add depth and diversification to our business.

These assets offer exceptional opportunity and our people embrace the responsibility of managing them to deliver lasting value. Like the farmers who tend their soils to ensure a continuing ability to produce, we manage our business and relationships for the long term. We believe this approach allows us to meet the needs of our stakeholders and improve our performance – financially, socially and environmentally.

FOLLOWING OUR PLAN

In 2012, we reported earnings of $2.37 per share, which included a $0.39 per share impairment charge related to our investment in Sinofert. Although our earnings fell short of the $3.51 per share reported in 2011 and the guidance provided at the beginning of 2012, they were the third highest in our history.

Global potash shipments declined from the record level of 2011 as a result of varying degrees of engagement among buyers in different parts of the world. In most market-driven agricultural regions, consumption was robust as farmers responded to the strength of crop economics and the agronomic importance of potash. Shipments to Brazil moved at a record pace during the second and third quarters of the year as fertilizer dealers and farmers ensured they had nutrients on hand to capitalize on the economic opportunity. In North America, where dealers started the year by working through inventories built late in 2011, shipments increased in the second half as farmers moved to address the significant nutrient requirements of their soils. In contrast, customers in evolving, less market-oriented countries such as China and India did not engage consistently through the year and delayed the settlement of new contracts.

In phosphate, our ability to produce a diverse range of products for fertilizer, animal feed and industrial uses again proved its value in reducing earnings volatility. Our nitrogen operations delivered record earnings, as strong demand and global plant outages

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	5

CEO LETTER

pushed up prices – especially for ammonia, which represents a significant portion of our nitrogen business.

Even as we sought to maximize the value of our existing assets in 2012, we built for the future. We advanced our potash expansions, which are designed to address the long-term supply needs of customers as demand grows. We have now spent over 80 percent of the projected capital required by this more than decade-long program and believe we are well positioned to serve customers and see a return on our investment for years to come. We also completed a nitrogen expansion at Augusta and, in early 2013, plan to restart ammonia production at Geismar.

Our employees are the heartbeat of our organization and play an essential role in our long-term success. We were proud to be named one of Canada’s Top 100 Employers for 2013 by The Globe and Mail. This recognition supported our belief that we are doing the right things to retain our skilled workforce and attract people who will be committed to our vision and goals. We were also recognized for our safety and environmental performance, as our people worked diligently to further improve our lost-time and recordable injury rates and moved us toward our environmental goals.

Strong economic and operating performance enables us to support healthy and growing communities. We invested a record $28 million in organizations and projects in 2012 and our people contributed significantly through volunteer initiatives and community programs. These are areas of tremendous pride for our company and our people, as we believe we have a significant opportunity to extend our positive impact and take a leadership role in our communities.

THE PATH TO IMPROVED PERFORMANCE

Even through the ups and downs of 2012, we never lost sight of our core value of always pursuing continuing improvement – at every level and in every area of our business.

Our highest priority is safety, and we strive to make sure that commitment is woven deeply into our operations. Sadly, despite our best efforts – and much progress in this area – we experienced a fatality at one of our potash mines. This simply cannot happen, and we remain steadfast in our commitment and continue to emphasize preventive safety efforts.

In 2012, we brought our people together specifically to exchange ideas on creating safer workplaces and setting challenging performance targets. Safety is important to us all and we are determined to be a global leader in this area. We have developed new targets for 2013 that further demonstrate our commitment to being one of the safest companies in the world.

Improving performance also means delivering on our growth potential. While past decades brought significant cumulative growth in fertilizer demand, there have been peaks and valleys along the way. We experienced that downside in 2012, when a lack of consistent engagement from key Asian contract markets and destocking of inventories at the customer level caused potash sales volumes to fall from 2011 levels. Yet we delivered our second-best cash flow performance and remain confident that increasing food demand – fueled by rising populations and improved diets – will translate into higher potash demand to address lagging yields.

History has shown us the value of patience as these markets evolve, and the importance of preparing for their anticipated

6	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

growth. That does not mean we merely wait for demand to return. With Canpotex and the International Plant Nutrition Institute, we are working hands-on to help educate and develop markets that sometimes overlook the importance of consistent potash application.

While these steps should strengthen us in the future, the relative weakness in offshore potash markets in 2012 contributed to the underperformance of our shares relative to our peer group and the DAXglobal Agribusiness Index, which is one of our key benchmarks.

We understand the disappointment of investors looking for share price appreciation, but we believe our approach to fluctuations in market conditions, along with our long-term focus on growth and enhancing shareholder returns through the use of capital, will drive stronger future performance.

THE VALUE OF LONG-TERM THINKING

We have been building new potash capacity – aware that it is impossible to time multi-year projects perfectly to match new demand, but confident that they will position us ahead of the curve. Others are only now considering investment decisions or just beginning construction and will likely face higher costs and longer timelines, while we expect our investment in new operational capability will soon be completed.

We expect our decision to undertake expansions ahead of our competition, and at a lower cost, will serve our company well. We believe we will be ready to respond to rising needs anticipated in Latin America, Asia, Africa and other growing markets that are working to improve

2012 HIGHLIGHTS

$3.2

BILLION

Cash provided by operating activities – second highest on record

33%

INCREASE

Contributions to community organizations and causes

$1.0

BILLION

Nitrogen gross margin – highest on record

9%

IMPROVEMENT

Total site recordable injury rate

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	7

CEO LETTER

crop yields. We expect this will begin to unfold in 2013 and continue in the years ahead, especially as global GDP growth returns. Guided by our strategy, we intend to continue taking a responsible approach to the market and protecting the value of our enterprise for the long-term interests of all stakeholders.

Our investor story is not just one of potential. We know the importance of delivering a return to long-term shareholders who provided the means to execute our strategy. As our capital expenditures wind down, we anticipate that improved cash flow will provide enhanced flexibility to reward investors and we intend to build on our company’s strong track record in this area.

Our dividend was increased twice in 2012 and again in early 2013. It is now more than eight times higher than at the beginning of 2011. Our management team and Board of Directors have been diligent in exploring options that create the greatest long-term potential for our shareholders.

A COMMITMENT TO FOOD SECURITY

As a producer of essential crop nutrients, we know the contribution that nitrogen, phosphate and potash make to global food production. We also know that our agricultural experience, financial strength and passion enable us to play an even greater role in finding solutions that would lead to food security – locally and globally. This is a multi-faceted challenge that will require the cooperation and commitment of many organizations and agencies around the world, and a noble pursuit that drives our company.

We are building new partnerships to bring more attention, support and ideas to the challenge of global food security. In December, we joined the Government of Saskatchewan and the University of Saskatchewan as a founding partner of the Global Institute for Food Security. This research institute will involve some of the world’s top scientists and other experts in developing new ways to optimize the global food supply system.

We also entered a multi-year agreement with Free The Children, a Canadian-born organization that empowers youth to achieve their full potential as agents of change. With our support, Free The Children added an Agriculture and Food Security pillar to its Adopt a Village development model, which brings infrastructure and programming to rural communities in developing countries. This program will give a new generation of leaders a clearer understanding of food production around the world even as it delivers tangible benefits in areas that most need our help.

We have built partnerships with organizations that share our commitment to addressing this issue. Recognizing that food security is not just a challenge overseas, we continue to work with local food banks and other organizations that provide nourishment to people in the areas where we operate.

Beyond the products we produce, these partnerships reflect our long-term approach and commitment to being part of the solution to the world’s food challenges.

DELIVERING FOR STAKEHOLDERS

In every area of our business, we operate with the belief that our decisions and actions can positively affect the lives of the people we touch. We embrace that challenge and, as we have learned by studying agriculture, strive to meet it by consistently doing the right things at every level of our company. This is the path we will follow to create sustainable long-term value for our stakeholders.

This approach has proven effective for more than two decades and we believe it can take us to new heights in the years ahead. We know there will be periods of fluctuating demand, as there have been throughout our history. We also know that by focusing on the long term, we can capture value today while cultivating greater opportunities for tomorrow.

We expect to accomplish this while operating on a foundation of transparency that builds trust with the many people around the world who are vital to our success – our customers, employees, communities, business partners and, of course, our shareholders.

We are grateful for your support and will continue to strive to create value – this year and for years to come.

William J. Doyle

President and CEO

February 19, 2013

8	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

How Used	Fertilizer:	Fertilizer:	Fertilizer:

	Improves root strength and disease resistance; assists water retention; enhances taste, color and texture of food	Aids in photosynthesis; speeds crop maturity	Builds proteins and enzymes; speeds plant growth

	Feed:	Feed:	Feed:

	Aids in animal growth and milk production	Assists in muscle repair and skeletal development	Essential to RNA, DNA and cell maturation

	Industrial:	Industrial:	Industrial:

	Used in soaps, water softeners, de-icers, drilling muds and food products	Used in soft drinks, food additives and metal treatments	Used in plastics, resins and adhesives

How Produced	Mined from evaporated sea deposits	Mined from sea fossils	Synthesized from air using steam and natural gas or coal

Number of Major	12	~ 40	~ 60
Producing Countries

Percentage of Global	74%	10%	11%
Production Traded

Raw Material Volatility	Low	Moderate-High	Low-High

Time for Greenfield	Minimum 7 years[1]	3-4 years	Minimum 3 years
(including ramp-up)

Cost of Greenfield	CDN $4.2 billion[1]	US $1.6 billion[2]	US $1.7 billion[3]
(excluding infrastructure)	2 million tonnes KCI	1 million tonnes P2 O5	1 million tonnes NH3

Cost of Greenfield	CDN $4.7-$6.3 billion	US $2.1-$2.3 billion	US $1.8-$2.0 billion
(including infrastructure)[4]	2 million tonnes KCI	1 million tonnes P2 O5	1 million tonnes NH3

[1]	Estimated time and cost for a conventional greenfield mine in Saskatchewan
[2]	Phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant
[3]	Ammonia/urea complex
[4]	Includes rail, utility systems, port facilities and, if applicable, cost of deposit

Source: Fertecon, CRU, AMEC, PotashCorp

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	9

COMPARISON TO OUR PEERS

PEERS IN OUR INDUSTRY

In our efforts to achieve the highest sustainable results for our shareholders, management evaluated our 2012 performance against the DAXglobal Agribusiness Index and our peers in the fertilizer sector. Some of the key metrics tracked are set out on this page.

Comparability of Peer Information

This information is included for comparison only. All peer group financial information included in the performance summary was obtained from publicly available reports published by the respective companies. We have not independently verified and cannot guarantee the accuracy or completeness of such information.

Readers are cautioned that not all of the companies identified in this group prepare their financial statements (and accompanying notes) in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). Accounting principles generally accepted in the foreign jurisdictions in which these peers operate may vary in certain material respects from IFRS. Further, companies which do prepare their statements according to IFRS may use varying interpretations of the standards. Such differences (if and as applicable) have not been identified or quantified for this performance summary. For those companies with fiscal year-ends other than December 31, all financial information was based on the 12-month period comprising the most recent four fiscal quarters reported upon by such companies. In addition to the issues described above, the different reporting periods among the peer group may affect comparability of the information presented.

Source: Bloomberg

* Capital expenditures = additions to property, plant and equipment

1 Year ended December 31, 2012

2 Most recent four fiscal quarters ended November 30, 2012

3 Most recent four fiscal quarters ended September 30, 2012

4 Most recent two fiscal halfs ended June 30, 2012

10	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS

of Financial Condition and Results of Operations (in US dollars)

The following discussion and analysis is the responsibility of management and is as of February 19, 2013. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. The term “PCS” refers to Potash Corporation of Saskatchewan Inc. and the terms “we,” “us,” “our,” “PotashCorp” and “the company” refer to PCS and, as applicable, PCS and its direct and indirect subsidiaries as a group. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All references to per-share amounts pertain to diluted net income per share (EPS) as described in Note 22 to the consolidated financial statements.

Large Dragline Operator Bernice Troy (l) and Steven Summers II, Large Dragline Oiler, inspect a phosphate rock sample at our White Springs operation.

OUR COMPANY AND OPERATIONS

OUR VISION

To play a key role in the global food solution while building long-term value for our stakeholders

WHO WE ARE

PotashCorp is the world’s largest fertilizer company by capacity, producing the three primary crop nutrients: potash (K), phosphate (P) and nitrogen (N).

As the world’s leading potash producer, we are responsible for approximately 20 percent of global capacity through our Canadian operations.1 To enhance our global footprint, we also have investments in other key global potash-related businesses in South America, the Middle East and Asia.

With operations and business interests in seven countries, PotashCorp is an international enterprise and a key player in the growing challenge to feed the world.

OUR OPERATIONS AND COMMUNITIES

12	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

OUR BUSINESS SEGMENTS (2012)

	Global Position [1]	Share of Gross Margin	Sales Volumes by Product Category	Sales Volumes by Region
POTASH	20% of Global Capacity (#1 in the world)	57%
PHOSPHATE	5% of Global Capacity (#3 in the world)	14%
NITROGEN	2% of Global Capacity (#3 in the world)	29%
OUR IMPACT (2012)
	Number of Employees [2]	Safety (total site[3] severity injury rate4)	Number of Reportable Environmental Incidents [5]	Community Investment [6] ($ millions)
POTASH	2,759	0.94	8	17
PHOSPHATE	1,792	0.41	5	3
NITROGEN	788	0.12	6	5

[1]	Based on nameplate capacity at year-end 2012, which may exceed operational capability (estimated annual achievable production level)
[2]	Does not include employees not allocated to individual nutrient segments
[3]	Total site includes PotashCorp employees, contractors and others on site.
[4]	Site severity injury rate is the total of lost-time injuries and modified work injuries for every 200,000 hours worked.
[5]	Includes reportable quantity releases, permit excursions and provincial reportable spills
[6]	Excludes corporate contributions not allocated to nutrient segments

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	13

SIX COMPETITIVE STRENGTHS THAT DRIVE OUR VALUE POTENTIAL

1

INDUSTRY-LEADING POTASH POSITION

PotashCorp is the world’s largest potash producer by capacity, with unmatched brownfield expansions being completed at lower cost and more quickly than potential greenfield projects. We enhance our potash position with strategic investments in four global potash-focused companies that give us greater exposure to key growth markets and increase our company’s long-term financial value.

How we enhance our advantage:

•	Invest in expansions to prepare for anticipated demand growth.

•	Build on our potash position when value-adding opportunities arise.

2

ACCESS TO LONG-LIVED, HIGH-QUALITY POTASH RESERVES

We have access to decades of high-quality reserves in Canada and our production facilities are among the lowest-cost potash operations in the world, with well-established infrastructure in a politically stable region. As stewards of a unique and valuable resource, we recognize the importance of managing our reserves with a long-term view.

How we enhance our advantage:

•	Develop long-term plans with the goal of ensuring that our reserves are mined in a sustainable manner.

•	Manage mining risks such as ground collapses and flooding through the development and use of world-class monitoring tools and mining techniques.

3

FOCUSED POSITIONS IN PHOSPHATE AND NITROGEN

Access to high-quality, long-lived phosphate rock reserves allows us to vary our product mix to maximize gross margin and reduce volatility. In nitrogen, access to lower-cost natural gas for our US production facilities and proximity of our plants to key markets provide a delivered-cost advantage.

How we enhance our advantage:

•	Deploy capital to maintain and expand existing assets, focusing on projects that reduce costs, improve efficiencies and provide quick financial paybacks.

•	Develop long-term relationships with key customers for specialized products.

This potash train near Roblin, Manitoba is headed to the US Midwest, where the fertilizer is especially important to corn and soybean crops.

14	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

We develop and enhance the advantages that make us unique in our industry. This enables us to capture opportunities as they arise, better positioning us to deliver long-term solutions that benefit all our stakeholders.

4

STRONG CASH FLOW AND FINANCIAL STRENGTH

Our business model has consistently generated positive cash flow even in periods of fluctuating market demand. As our potash expansion program nears completion, our potential to generate free cash flow rises. This gives us a unique opportunity to enhance shareholder returns by investing in our competitive advantages, increasing dividends or executing share repurchase programs.

How we enhance our advantage:

•	Measure potential uses of cash against a high internal required rate of return to ensure only the most promising opportunities are funded.

•	Focus on maintaining an investment- grade debt rating to ensure access to credit in order to operate and grow our business.

5

EXPERIENCED, ENGAGED MANAGEMENT TEAM AND WORKFORCE

With a long track record of success in conceiving, developing and executing value-enhancing strategies, our leadership team is among the most experienced in the industry. Our workforce is also world-class, with a deep-rooted knowledge in all aspects of our operations that has led to strong performance in efficiency, safety and innovation.

How we enhance our advantage:

•	Attract, retain and engage our workforce by providing an environment of growth and opportunity.

•	Focus on succession planning across all key positions.

•	Structure our compensation and benefit programs so they are highly competitive relative to peers.

6

STRONG SUPPLY CHAIN AND CUSTOMER RELATIONSHIPS

In North America, our experienced sales team and extensive distribution network help us be the supplier of choice to our customers. Offshore, our partnerships with marketing organizations Canpotex and PhosChem and our internal expertise in PCS Sales enable us to reliably meet the growing needs of a global customer base.

How we enhance our advantage:

•	Develop relationships with suppliers, and with customers whose unique needs we seek to understand and meet.

•	Invest in our distribution network, focusing on opportunities to optimize our warehousing and distribution capabilities.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	15

AN OPPORTUNITY TO GROW

FOOD SOLUTIONS: THE CRITICAL ROLE OF FERTILIZER

As global population pushes toward 9 billion by 2050 and diets improve in developing countries, the world faces an unprecedented challenge to keep pace with the rapidly rising demand for food.

Fertilizer is responsible for about half of global crop production today*, and we expect it to become even more important in the years ahead. With demand for food already stressing the world’s available farmland, the need to improve crop yields is clear.

This is especially true in developing countries, where yields are considerably lower than those of the developed world. Improving their productivity requires more fertilizer and better balance among the essential nutrients necessary to produce healthy and abundant crops.

The drive to improve crop yields is expected to create opportunity not only for farmers, but also for the companies that can supply nutrients quickly as need arises.

We believe the expanding operational capability of our company – particularly in potash – positions us to play a key role in helping the world’s farmers meet the rising need for food both today and in the years ahead.

*	Source: Agronomy Journal (January-February 2005), IPNI

16	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Soybean crops like this are a large consumer of the potash we ship to the US market

To keep pace with rising food demand, it is estimated that more food must be produced in the next half-century than in the previous 10,000 years.

POTASH: A VITAL NUTRIENT

Commonly mined from underground deposits left behind by ancient evaporated seas, potash is one of the three primary nutrients used to help grow healthy and abundant crops.

Working in synergy with nitrogen and phosphate to improve crop yields, potash is often called the “quality nutrient,” because it enhances the taste, texture and nutritional value of food. Potash also strengthens plant roots, improves water retention and increases a crop’s resistance to pests and diseases.

A Limited Resource, a Global Need

Economically mineable potash deposits are rare and geographically concentrated and, according to the US Geological Survey, Saskatchewan holds almost half of known global reserves. High capital costs and long lead times associated with developing new capacity limit the number of global producers.

Historically Under-Applied in Many Regions

In many growing regions, potash application remains well below scientifically recommended levels, resulting in yields that lag behind those of more developed agricultural areas. With this significant agronomic incentive, along with strong crop economics expected to support farmers’ efforts to improve yields, we believe long-term demand for potash will outpace demand for other crop nutrients.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	17

AN OPPORTUNITY TO EFFECT CHANGE

FOOD SECURITY: OUR ROLE IN MEETING A GLOBAL CHALLENGE

While the primary purpose of our business is to produce the nutrients that help the world grow more and better food, our role in providing food solutions extends beyond the products we make.

Each year we invest at least 1 percent of our before-tax earnings* in community and philanthropic programs, including food security. Our commitment involves projects such as education, training and provision of resources to help farmers in developing regions grow more food, supporting new research into global food solutions and assisting local food banks.

Driven by the belief that we have a unique opportunity as a key player in food production, we will continue to focus our efforts – and the collective strength of our people and partnerships – to help find sustainable solutions in both the communities where we operate and regions in need elsewhere in the world.

*	On a five-year historical rolling average

18	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Potash improves tastes, color and texture of vegetables like these in a Vietnamese market

The Food and Agriculture Organization of the United Nations set a Millennium Development Goal: By 2015, reduce by half the proportion of people suffering from hunger around the world.

EXPANDING OUR IMPACT THROUGH PARTNERSHIP AND INVESTMENT

In 2012, PotashCorp committed up to $45 million to partnerships that enhance our support for global food security issues. Key programs include:

The Global Institute for Food Security – Announced in December 2012, the Institute aims to discover, develop and deliver solutions that optimize the global food supply system. By partnering with the University of Saskatchewan and the Government of Saskatchewan, PotashCorp will play a greater role in the technological, economic and policy issues that impact food security worldwide.

Free The Children – Our multi-year partnership adds an Agriculture and Food Security pillar to Free The Children’s successful Adopt a Village development model. This pillar will use PotashCorp’s agricultural expertise to make an immediate, tangible impact on international communities in need. It will also, importantly, educate Canadian youth on global food challenges and provide opportunities for PotashCorp employees, families and communities to engage with this worthwhile organization.

The Trinidad Model Farm – Spearheaded and funded by PotashCorp, this 75-acre demonstration facility provides free training and expert analysis for local farmers, increasing their productivity and helping to build food security in Trinidad.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	19

OUR VALUE MODEL

As we pursue long-term value for our stakeholders, we look for ways to enhance the resources and relationships that contribute to our competitive strengths, we monitor conditions that might affect our performance and we ensure that our choices align with our Core Values.

Our New Brunswick potash facility is expected to have 1.8 million tonnes of operational capability when its expansion and ramp-up are complete.

FINANCIAL HEALTH

Through our integrated value model, we set, evaluate and refine our goals and priorities to drive improvements that benefit all those impacted by our business.

GOAL

Create superior long-term shareholder value

WHY THIS GOAL MATTERS

Strong financial performances enable us to generate superior returns for our shareholders and give us access to capital to grow our business.

Our Strategic Approach

•	Device and execute strategies that prioritize future earnings growth and reduce volatility across all business segments

•	Strategically use capital to enhance shareholder returns to dividends, share repurchases and building competitive advantages, especially in potash

•	Develop and implement governance practices that mitigate risk, maximize management performance and ensure we operate with integrity and transparency

What We Measure

42	Total shareholder return

42	Cash flow return

42	Governance practice rankings

42	Project execution

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	21

SUPPLIER OF CHOICE

GOAL

Be the supplier of choice to the markets we serve

WHY THIS GOAL MATTERS

By helping improve customers’ opportunities for success, we strengthen our own ability to grow, to remain profitable and to serve the interests of all our stakeholders.

Our Strategic Approach

•	Build our potash operational capability to meet expected growth in demand

•	Invest in our transportation and distribution system to efficiently meet our customers’ needs

•	Establish standards for customer service and product quality that set us apart from our competitors

What We Measure

44	Product quality and service ranking

44	Number of quality-related customer complaints

44	Net rail cycle time

COMMUNITY ENGAGEMENT

GOAL

Build strong relationships with and improve the socioeconomic well-being of our communities

WHY THIS GOAL MATTERS

By building trust and goodwill, we are more likely to receive support for our operating and development plans and attract talent.

Our Strategic Approach

•	Contribute to economic growth by creating direct and indirect jobs, purchasing locally, attracting investment and paying taxes

•	Invest in organizations and projects that bring sustainable value in the communities where we operate, through corporate and site contributions and employee volunteerism

•	Participate in outreach projects and partnerships to address global food security and share information about best farming practices, environmental matters and safety

What We Measure

46	Community investment

46	Community leader perception scores

46	Employee matching gift donations and participation

ENGAGED EMPLOYEES

GOAL

Attract and retain talented, motivated and productive employees who are committed to our long-term goals

WHY THIS GOAL MATTERS

We require a talented and motivated workforce that can help us maintain our competitive advantages and reach our goals.

Our Strategic Approach

•	Offer competitive compensation and provide opportunities for employee development and advancement

•	Provide equal, merit-based opportunity in hiring, promotions, wages, benefits, and terms and conditions of employment

•	Communicate our goals and expectations clearly, particularly in matters regarding ethics and workplace behavior

What We Measure

48	Employee engagement scores

48	Senior staff internal promotion levels

48	External employment offer acceptance rate

48	Employee turnover

NO HARM TO PEOPLE OR ENVIRONMENT

GOAL

Achieve no harm to people and no damage to the environment

WHY THIS GOAL MATTERS

Rooted in respect for people and the planet, this goal – a core value – reflects our priority of doing the right thing well.

Our Strategic Approach

•	Use peer-to-peer behavioral-based process to improve safety and environmental performance

•	Meet or exceed all federal, state, provincial and local safety and environmental requirements

•	Use our best practices program to pilot and refine innovative processes that improve safety and efficiency and minimize water, waste and emissions

•	Actively preserve habitat and promote natural biodiversity in areas where we operate

What We Measure

50	Site injury rates and life-altering injuries

51	Greenhouse gas emissions

51	Reportable environmental incidents

51	Water usage per product tonne

24	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

COMPETITIVE STRENGTHS
CORE VALUES
KEY RELATIONSHIPS
EXTERNAL FACTORS
VALUE
Financial health
Supplier of choice
Community engagement
Engaged employees
No harm to people or environment

COMPETITIVE STRENGTHS

Our ability to create and sustain value on a long-term basis requires us to manage and enhance our competitive strengths.

•	Leading potash position

•	High-quality, long-lived potash reserves

•	Focused positions in phosphate and nitrogen

•	Financial strength

•	Experienced management team and workforce

•	Strong supply chain and customer relationships

CORE VALUES

Everything we do as a company – from how we interact with stakeholders to how we operate – stems from our Core Values.

•	Operate with integrity

•	Emphasize safety and care for the environment

•	Listen to all stakeholders

•	Strive for continuing improvement

•	Share what we learn

•	Be accessible, accountable and transparent

EXTERNAL FACTORS

The environment in which we operate is continually changing. To protect and build value, we need to monitor and respond to external factors that have the potential to impact our business.

•	Global economy

•	Agricultural markets

•	Supply/demand fundamentals

•	Laws and regulations

•	Workforce demographics

•	Tax environment and government policies

KEY RELATIONSHIPS

Our success depends on mutually beneficial relationships with our stakeholders. We need to ensure we understand their needs and concerns.

•	Customers

•	Investors

•	Communities

•	Employees

•	Suppliers

•	Business partners

•	Governments

DELIVERING VALUE WITH BUSINESS STRATEGY

GROWTH THROUGH POTASH FIRST

Our unparalleled position in potash, where we have low-cost operations and the greatest volume growth potential of any global producer, drives our Potash First strategy.

With unique industry advantages and growth prospects, we believe we can invest with greater confidence over the long term because we can add to our position in this nutrient faster and at a lower cost than conventional greenfield projects would require. We add to our potash advantage through strategic investments in global potash-focused companies that can enhance both our bottom line and our growth potential.

Why we focus on it:

•	High-margin business with significant potential for long-term growth in demand
•	Few producers and high barriers to entry provide for better visibility on new supply

How we are positioned to deliver:

•	Advanced expansion program designed to significantly increase operational capability
•	Offshore potash-focused investments to enhance exposure to key growth markets

26	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Our business strategies focus on key advantages in each nutrient segment, with the overall aim of growing long-term earnings while minimizing volatility. By helping us maintain financial health, these strategies increase our ability to positively impact our people and planet.

STABILITY THROUGH A DIVERSIFIED FERTILIZER BUSINESS

In addition to providing a full range of fertilizer nutrients to our customers, we believe our diversified phosphate and nitrogen businesses enhance the value of our company.

How we are positioned to deliver:

•	In phosphate, we leverage our access to high-quality rock to produce a diverse line of products that helps minimize volatility in changing market conditions.
•	In nitrogen, we focus on industrial products that typically provide less seasonal volume volatility than fertilizer markets and proximity to our customers to reduce transportation costs.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	27

DELIVERING VALUE WITH BUSINESS STRATEGY

HISTORICAL CASH FLOW DEPLOYMENT

Use of Cash	Value Created[1]

OPPORTUNITY CAPITAL
$8.1 BILLION 2003-2012 (since potash expansion program began)	24% 5-YEAR AVERAGE CFR[2] (2008-2012)

SHARE REPURCHASES
$6.3 BILLION	60% INCREASE
since 1999 (first share repurchase program)	in current share price above average repurchase price

EQUITY INVESTMENTS[3]
$2.0 BILLION	352% INCREASE
since 1998 (first potash-focused equity investment)	in market value of investments since acquisition

DIVIDEND PAYMENTS
$1.4 BILLION	1,916% INCREASE
2003-2012 (10-year total)	in common share declared dividend since beginning of 2003

[1]	All figures as at February 19, 2013 (except where noted)
[2]	See reconciliation and description of certain non-IFRS measures on Page 94
[3]	Total acquisition cost for SQM, APC, Sinofert and ICL

28	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

RISKS TO OUR STRATEGY

OUR APPROACH TO MANAGING RISK

The successful execution of our corporate strategy and achievement of our business goals require that we effectively manage the associated risks within our global business environment. We define risk as the uncertainty of a future occurrence that could negatively impact the achievement of our business objectives, cause financial or other loss, or result in damage to the company’s reputation. It is measured in terms of likelihood/frequency of occurrence and severity of consequence.

Our risk profile provides a common understanding and basis for the discussion of risks impacting performance and for the development of risk management strategies. The six categories of risks identified within our Risk Management Framework are: market/business, distribution, operational, financial, compliance and organizational. Strategic risk and risk to reputation are integrated into this profile and are an integral element within all categories.

The risks that can threaten our business are often integrated, and affect each other. As a result, we must fully understand the inherent risks within each category so that we can design and implement mitigation activities which allow us to execute our strategies and meet our business goals within acceptable residual risk tolerances. We view damage to our reputation as the most severe risk consequence faced by PotashCorp, as it could impact the execution of our corporate strategy. We mitigate this risk by acting ethically and with integrity while building value through our commitment to sustainability, transparency, effective communication and corporate governance best practices.

The attitude and behavior of every employee promotes and shapes risk management activities which are shared responsibilities within all our business units. All PotashCorp employees have ownership and responsibility to manage those risks that are within their control.

OUR RISK MANAGEMENT PROCESS

Cross-functional members of the senior management team update our company-wide risk framework quarterly, or more frequently as required, to address changing business risks and establish mitigation responses. Information comes from a number of sources including our strategic planning process, our internal operations and external global factors and events.

After identifying and establishing an inherent risk, we assess it against our risk ranking matrix as if no mitigation measures had been taken. Through the matrix, we assess the likelihood and severity of such a potential event, and establish relative risk ranking levels from A through E to guide our mitigation activities. The mitigation response categories are: accept, control, share, transfer, diversify or avoid.

We can lower risk through mitigation activities that reduce the likelihood of the initiating event occurring and/or that reduce the significance/impact of the event if it does occur. The residual risk is what remains after mitigation and control measures are applied to an identified risk.

A Extreme: Initiate mitigation activities immediately to reduce risk. If such activities cannot sufficiently reduce risk level, consider discontinuation of the applicable business operation to avoid the risk.

B Major: Initiate mitigation activities at next available opportunity to reduce risk. If such activities cannot sufficiently reduce the risk level, Board of Directors approval is required to confirm acceptance of this level of risk.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	29

RISKS TO OUR STRATEGY

RISK MANAGEMENT ROLES AND RESPONSIBILITIES

The roles and responsibilities of the participants in our risk management program are outlined in our risk governance structure.

Board of Directors:

•

Oversees the risk management process to ensure the program is appropriate and regularly reviewed and evaluated. The responsibilities include ensuring adequate policies, procedures and systems are in place to execute the strategy and manage risk. This is primarily accomplished through its committees:

–	The audit committee monitors the company risk management process quarterly, or more frequently if required, focusing primarily on financial and regulatory compliance risk.

–	The safety, health and environment committee focuses primarily on risks in its area of oversight.

–	The compensation committee focuses on risks in its area of oversight, including assessment of compensation programs to ensure they do not encourage increased corporate risk.

–

The corporate governance and nominating committee focuses not only on risks within its area of oversight but also on risks that are not covered within the defined responsibilities of the other committees.

Risk Management Committee:

•	Comprised of cross-functional members of the senior management team, this committee monitors our overall risk profile associated with our business goals and corporate strategy.

•	Establishes the management process to identify, assess, rank, monitor and manage risks.

•	Maintains our company-wide risk management framework, and regularly reviews our policy and regulatory requirements.

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

Internal Control Compliance Team:

•	Ensures identification and management of risks related to internal controls over financial reporting by reviewing and testing such controls, and ensuring any issues identified are properly resolved.

Business Segments:

•	Identify and manage risks within their areas of responsibility.

•	Communicate matters regarding potential or emerging risks to the senior management team for evaluation by the risk management committee.

30	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

KEY BUSINESS RISKS

The PotashCorp risk management ranking methodology is used to establish the key business risks specific to our company. Risks with A or B residual ranking or those for which we identify elevated changes within C, D or E residual ranking with long- or medium-term implications are viewed as key business risks to our company. For further discussion of significant risks we face, refer to Page 86 under Governance and Remuneration and the information under the section entitled “Risk Factors” in Item 1 of our Form 10-K for the fiscal year ended December 31, 2012.

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

Global Potash Demand Insufficient to Consume PotashCorp Capacity

In preparation for an anticipated increase in world potash demand, we are investing in expansion and debottlenecking projects that we expect will be completed by 2015. If our estimates of future potash demand prove to be overstated, our return on this investment may be lower than expected due to lower earnings and the related opportunity cost of expending significant capital before it was needed. Our low percentage of fixed costs and other operating processes allow us to remain profitable at reduced production rates.

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

We attempt to mitigate this risk by working internally and through Canpotex to ensure processes are streamlined and sufficient investment is made in transportation and distribution infrastructure to help potash move as efficiently as possible.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	31

RISKS TO OUR STRATEGY

Cyclicality in Nitrogen

Price cyclicality can result when nitrogen supply is increased without consideration of demand, a situation that may occur in an industry that is highly fragmented and regional due to the extensive availability of natural gas. To mitigate this risk, we have longer-term gas contracts in Trinidad primarily indexed to ammonia prices and consider gas price hedging strategies for our US plants. We focus on supplying less cyclical industrial markets.

Capital Projects

The use of capital to expand our potash operational capacity and strengthen our competitive advantage in this nutrient is central to PotashCorp strategy. Capital project-related risk areas include execution and delivery risks in terms of projected costs, timing of completion, the ability to achieve the anticipated production levels, and financial risk relative to expected internal rates of return. Project controls related to time, budget and capital specifications are monitored and regular progress updates are provided to senior management and the Board of Directors.

Although our solution mine expansion project at Patience Lake was completed, we now expect lower anticipated operational capability due to challenges in achieving previously estimated brine concentration levels in a sustained manner.

The capital requirements for our New Brunswick project were increased by approximately CDN $500 million to meet the expectations for the remaining work on this project.

Safety

Unsafe actions or conditions which can result in serious injury to our employees are areas of risk management that are a high priority. Exposures inherent to industrial sites, underground mines and construction projects exist at our operations. We have a strong program of mitigating activities to minimize the risks and protect employees and contractors at our sites. Our goal to achieve no harm to people and no damage to the environment is supported by company-wide safety systems and training to reinforce behavioral-based practices.

Security and Downstream Products Risks

Deliberate, malicious acts involving our facilities or our downstream products could cause injury, property damage or harm to our reputation. We regularly monitor and evaluate ongoing security risks at our facilities and take steps to address potential issues. We have a comprehensive system for tracking the transport and delivery of all our industrial ammonium nitrate and ammonia sales, and our systems are regularly reviewed to ensure they remain effective. We address and mitigate risk of intentional adulteration with testing and recall procedures for our food-grade and animal feed products.

Security Risks Related to Information Technology Systems

Information technology and related processes support our core business activities. In response to the potential risk of unauthorized access to confidential information, which could result from a breach of our information technology systems, we have taken measures to protect confidential information and the manner in which it is processed and communicated. Because the information systems we use continue to change, we regularly test them, and we also periodically employ third-party security providers to monitor and strengthen them. We provide education to our employees to attempt to minimize the risk of breaches, error, malfeasance or other irregularities.

32	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

OUR PERFORMANCE

We believe that our ability to deliver superior long-term financial returns is the cornerstone of establishing enduring value for all stakeholders. Strong financial performance rewards our shareholders and, at the same time, allows us to focus on our broader social and environmental responsibilities and contribute to the long-term success of our customers, employees, suppliers and communities.

Storage spheres at our Lima nitrogen plant hold large quantities of ammonia.

$7MILLION

INCREASE

in community investment

in 2012 from 2011

2%

INCREASE

in average customer survey score

in 2012 from 2011

8%

IMPROVEMENT

in average employee engagement

score in 2012 from 2011

FINANCIAL PERFORMANCE HIGHLIGHTS

(Dollars (millions), except ratio, percentage and per-share amounts)	2012	2011	2010	2009[1]	2008[1]

FINANCIAL POSITION
Current assets	2,496	2,408	2,095	2,272	2,267
Property, plant and equipment	11,505	9,922	8,141	6,413	4,812
Other long-term assets	4,205	3,927	5,311	4,237	3,170
Total assets	18,206	16,257	15,547	12,922	10,249
Current liabilities	1,854	2,194	3,144	1,577	2,623
Long-term debt	3,466	3,705	3,707	3,319	1,740
Other long-term liabilities	2,974	2,511	2,011	1,586	1,351
Shareholders’ equity	9,912	7,847	6,685	6,440	4,535
Total liabilities and shareholders’ equity	18,206	16,257	15,547	12,922	10,249
Total debt to capital percentage	29.2	36.6	45.5	38.6	40.3
Working capital ratio	1.35	1.10	0.67	1.44	0.86

FINANCIAL RESULTS
Sales	7,927	8,715	6,539	3,977	9,447
Gross margin – Potash	1,963	2,722	1,816	731	3,056
Gross margin – Phosphate	469	648	346	92	1,068
Gross margin – Nitrogen	978	916	528	192	737
Total gross margin	3,410	4,286	2,690	1,015	4,861
Total gross margin as a percentage of sales	43	49	41	26	51
Net income	2,079	3,081	1,775	981	3,466
Net income per share – diluted	2.37	3.51	1.95	1.08	3.64
Impairment of available-for-sale investment per share – diluted	0.39	–	–	–	–
Cash provided by operating activities	3,225	3,485	3,131	924	3,013
Cash additions to property, plant and equipment	2,133	2,176	2,079	1,764	1,198
[1]

As we adopted International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), with effect from January 1, 2010, our 2008 and 2009 information is presented on a previous Canadian generally accepted accounting principles (GAAP) basis. Accordingly, information for those years may not be comparable to 2010, 2011 and 2012.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	33

PERFORMANCE

We report our results (including gross margin) in three business segments: potash, phosphate and nitrogen, as described in Note 16 to the consolidated financial statements. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We include net sales in our segment disclosures in the consolidated financial statements pursuant to IFRS, which require segmentation based upon our internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and the related per-tonne amounts) are the primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, phosphate and nitrogen performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Realized prices refer to net sales prices.

2012 Earnings Compared to Guidance

Our initial midpoint estimate for 2012 EPS, based on the outlook and assumptions described in our 2011 Annual Report, was approximately $3.70. The final result was $2.37. The factors contributing to this decrease from our guidance midpoint were:

Cause	Effect on EPS
Potash offshore realized prices	$(0.12)
Potash North America realized prices	(0.04)
Potash offshore sales volumes	(0.51)
Potash North America sales volumes	(0.23)
Increased potash costs due to brine inflow	(0.04)
Increased other potash costs	(0.05)
Decreased provincial mining taxes	0.12
Subtotal potash	(0.87)
Phosphate realized prices	(0.03)
Phosphate sales volumes	(0.10)
Decreased sulfur input costs	0.03
Increased ammonia input costs	(0.04)
Increased rock costs	(0.01)
Increased other phosphate costs	(0.02)
Subtotal phosphate	(0.17)
Nitrogen realized prices	0.24
Manufactured nitrogen sales volumes	(0.03)
Increased cost of natural gas	(0.11)
Decreased other nitrogen costs	0.04
Subtotal nitrogen	0.14
Decreased selling and administrative expenses	0.01
Decreased share of earnings of equity-accounted investees	(0.03)
Increased dividend income	0.02
Impairment of available-for-sale investment	(0.39)
Increased other expenses	(0.05)
Subtotal other	(0.44)
Subtotal of the above	(1.34)
Lower income tax rate on ordinary income	0.04
Discrete items impacting income taxes	(0.03)
Total variance from 2012 EPS guidance	$(1.33)

2012 Earnings Compared to 2011

Our EPS for 2011 was $3.51. The EPS for 2012 was $2.37. The factors contributing to this decrease from last year’s actual results were:

Cause	Effect on EPS
Potash offshore realized prices	$0.07
Potash North America realized prices	(0.01)
Potash offshore sales volumes	(0.32)
Potash North America sales volumes	(0.18)
Increased potash costs due to brine inflow	(0.05)
Increased other variable costs (primarily Esterhazy-related)	(0.07)
Increased other potash costs	(0.08)
Increased provincial mining taxes	(0.03)
Subtotal potash	(0.67)
Phosphate realized prices	(0.08)
Phosphate sales volumes	(0.06)
Lower sulfur input costs	0.02
Increased ammonia input costs	(0.02)
Increased rock costs	(0.03)
Decreased other phosphate costs	0.01
Subtotal phosphate	(0.16)
Nitrogen realized prices	0.08
Manufactured nitrogen sales volumes	(0.04)
Decreased cost of natural gas	0.03
Increased other nitrogen costs	(0.01)
Subtotal nitrogen	0.06
Increased share of earnings of equity-accounted investees	0.01
Increased dividend income	0.01
Impairment of available-for-sale investment	(0.39)
Increased other expenses	(0.05)
Decreased finance costs	0.04
Subtotal other	(0.38)
Subtotal of the above	(1.15)
Lower income tax rate on ordinary income	0.04
Discrete items impacting income taxes	(0.03)
Total variance from 2011 EPS	$(1.14)

34	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NON-FINANCIAL PERFORMANCE HIGHLIGHTS

	2012	2011	2010	2009	2008

Customers
Average customer survey score[1]	92%	90%	90%	89%	91%
Number of product tonnes involved in customer complaints (000 tonnes)[2]	64	59	97	190	191

Community
Community investment ($ millions)[3]	28	21	17	10	7
Taxes and royalties ($ millions)[4]	654	997	620	(8)	1,684
Average community survey score (rated on a scale of 1 (low) to 5 (high))[5]	4.5	4.4	4.2	4.1	4.0

Employees
Average employee engagement score[6]	79%	73%	73%	76%	79%
Annual employee turnover rate (excluding retirements)[7]	4.6%	3.8%	3.3%	5.8%	5.7%

Safety
Total site[8] severity injury rate[9]	0.55	0.54	0.38	0.74	0.97
Total site[8] recordable injury rate[10]	1.29	1.42	1.29	1.54	2.21

Environment
Environmental incidents[11]	19	14	20	22	19
Waste (million tonnes)[12]	23.7	30.2	26.2	15.0	26.3
Direct energy used (000 terajoules)[13]	160	166	162	152	154

[1]

The annual customer satisfaction survey is conducted online by an independent third party and includes a select group of top customers from each sales segment and region to form a Customer Advisory Council. Customers were asked to commit to participate in annual satisfaction surveys for five years, to ensure consistent measurement and reporting of customer satisfaction. Results are determined by taking a simple average of our individual product quality and customer service scores in fertilizer, feed, industrial nitrogen and purified phosphate.

[2]

A complaint occurs when our product does not meet our product specification sheet requirements, our chemical analysis requirements or our physical size specifications (e.g. product is undersized, has too many lumps or has too much dust).

[3]	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods, services and employee volunteerism (on corporate time).

[4]

Taxes and royalties = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) - investment tax credits - realized excess tax benefit related to share-based compensation (under IFRS) + potash production tax + resource surcharge + royalties + municipal taxes + other miscellaneous taxes; all amounts calculated on an accrual basis.

[5]

The PotashCorp Survey of Community Opinion is conducted annually by an independent third party in the communities where we have significant operations; each community is generally surveyed every three years. Community leaders and representatives are interviewed by telephone and are asked to provide a ranking in three broad areas: perception of community involvement (value to the community, image and communication), business practices (market presence, safety performance and environmental performance) and economic issues (contribution to the local economy and support for expansion). A local optional question may also be developed by each community. Each question is rated on a scale of 1 (low) to 5 (high) and results are determined by taking a simple average of the metrics described above.

[6]	A confidential external survey is generally administered to every employee every second year.

[7]

The number of permanent employees who left the company (due to deaths and voluntary and involuntary terminations) as a percentage of average total employees during the year. Retirements and terminations of temporary employees are excluded.

[8]	Total site includes PotashCorp employees, contractors and others on site.

[9]	Total of lost-time injuries and modified work injuries for every 200,000 hours worked.

[10]	Total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

[11]	Includes reportable quantity releases, permit excursions and provincial reportable spills.

[12]	Comprised of waste or byproducts from mining, including: coarse and fine tailings from potash mining, waste salt and clay, salt as brine to injection wells and gypsum.

[13]	Direct energy used is energy consumed by our operations in order to mine, mill and manufacture our products. Energy is used by burning fossil fuels, reforming natural gas and purchasing electricity.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	35

PERFORMANCE

YEAR IN REVIEW

FACTORS AFFECTING OUR 2012 FINANCIAL PERFORMANCE

Crop Returns Supportive but Farmers and Dealers Remained Cautious

Increased planted area and favorable early-season growing conditions in much of the Northern Hemisphere supported prospects for record crop production in 2012. However, as the season unfolded, severe drought in the US and adverse weather in many other growing regions, especially Russia, Ukraine and Australia, significantly affected that potential. As a result, world grain production during the 2012/13 crop year fell by approximately 4 percent and corn stocks-to-use projections dropped to 13.5 percent – the lowest level since 1973.

Tighter supply had a predictable impact on crop commodity markets. The need to encourage more production – or attempt to stem growth in consumption to balance the tight global supply situation – resulted in higher prices for many crops. Corn and soybean prices hit record levels in late summer and wheat prices moved up sharply in response to reduced supply in major exporting regions.

While this created an environment of supportive crop economics and projections for record global nutrient consumption, macroeconomic uncertainty weighed on many fertilizer buyers through much of the year. Purchasing of all three nutrient products was cautious as farmers and fertilizer dealers followed a just-in-time philosophy.

Potash Market Impacted by Dealer Destocking and Reduced Indian Demand

The cautious approach by buyers was most evident in potash, as periods of very slow movement alternated with surges in demand. While the year started slowly as large buyers in the spot market worked through inventories built in late 2011, purchasing accelerated as farmers responded to the agronomic and economic motivators of crop production. First-half shipments in North America trailed those of the same period in 2011, but sales volumes increased in the second half as dealers moved to secure product to meet strong farmer demand for fall applications. The situation was similar in Brazil, which emerged as a region of strength, purchasing record volumes through the final nine months of 2012.

Contrasting with these markets was limited engagement by contract buyers in China and India. After most deliveries of ocean freight contracts to China were completed early in the second half of 2012, no new settlements were achieved until the end of the year. To meet its consumption requirements, China relied on domestic production, rail shipments and inventories. India’s imports continued to be subdued as reduced potash subsidies and a weakened rupee led to a sharp increase in retail potash prices and low consumption, resulting in lower shipments to this market. The consumption strength typical of Southeast Asian markets was masked by destocking efforts in 2012.

36	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

We believe significant destocking occurred at the distributor level in most major markets. We estimate that global inventories were down approximately 3 million tonnes from the end of 2011.

In this environment, global potash shipments fell from approximately 56 million tonnes in 2011 to an estimated 51 million tonnes in 2012 and increased competitive pressures pushed spot market prices down.

Relatively Balanced Phosphate Market due to Lower Exports From China and the US

Phosphate markets were relatively balanced throughout 2012, particularly in the US. Restrictive export tax policies in China and constrained US solid fertilizer production due to tight rock supply limited the product available for offshore markets, which helped offset lower demand from India. In the US, after previously built inventories were depleted during the first half, demand improved as dealers began to secure product to meet strong fall applications.

Because of slower offshore deliveries in the fourth quarter, particularly to India and South America, solid phosphate fertilizer prices declined from the highs established in 2011, but they remained well above historical levels.

Strong Demand and Supply Issues Supported Nitrogen Markets

Record global consumption, production constraints in certain key regions and delays in new export projects supported nitrogen markets in 2012. Ammonia markets remained robust, gaining further strength in the second half due to continuing gas supply challenges in Trinidad, scheduled plant turnarounds and shipping restrictions for Iranian product.

US urea prices rose sharply in the first half as buyers responded to limited product availability during a strong spring application season, but fell in the second half when more product was available and demand followed its typical seasonal decline.

Favorable natural gas prices compared to other key nitrogen-producing regions continued to provide domestic producers in North America with a significant delivered-cost advantage over most offshore suppliers. This advantage contributed to the announcement of several expansion and potential greenfield nitrogen projects in North America.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	37

PERFORMANCE

BUSINESS OUTLOOK

GLOBAL FACTORS EXPECTED TO INFLUENCE OUR 2013 PERFORMANCE

Agricultural Fundamentals Expected to Support Strong Demand for Fertilizer

Global consumption of grain and oilseeds is projected to increase by approximately 4 percent in the 2013/14 crop year. After the difficult growing conditions that hit some parts of the world during 2012, crop production must rebound significantly to meet this demand and also begin to replenish historically low inventories. This will be challenging. Even if consumption returns to historical levels, production must increase by more than 6 percent – three times the average annual growth rate – just to keep grain supplies at current levels.

Overall production will depend on developments in certain key growing regions, some of which could face lingering drought issues. As a result, we anticipate that crop prices will be volatile, driven not only by typical supply/demand fundamentals but also by macroeconomic events.

Despite this anticipated volatility, we believe global grain markets will provide significant economic incentives for farmers to increase plantings and strive to improve yields. We expect these strong incentives for farmers will encourage higher fertilizer consumption globally.

Growth in Major Offshore Markets Expected to Push Potash Demand to Record Levels

We expect a significant rebound in potash demand in 2013 to meet strong consumption requirements in key markets. We estimate that global demand will rise sharply from approximately 51 million tonnes in 2012 to 55-57 million tonnes.

New contracts with China were in place in early 2013; Canpotex’s contract was its largest first-half commitment on record. We expect higher potash consumption in China in 2013 as it strives to improve crop yields, which will push up import requirements. We believe Latin America will remain a region of strength and could establish records for both consumption and imports, as farmers ensure their soils have the nutrients required to capitalize on current crop economics. Given its limited inventory position entering 2013, India began settling new contracts with suppliers in early February, and we anticipate that its imports will surpass the low levels of 2012 but remain well below the record set in 2010. Strong demand is expected from other Asian markets, with record consumption expected to drive increased import requirements. In North America, dealers entered the year with limited inventory; this, combined with supportive agronomic and economic incentives for farmers, is likely to push shipments slightly above historical average levels.

38	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Relatively Balanced Markets Anticipated for Phosphate

With phosphate fertilizer consumption expected to improve from 2012 levels, we anticipate relatively balanced phosphate markets in 2013 as limited new capacity is expected to come on stream. While global demand is likely to strengthen due to the favorable crop economics in most regions, uncertainty about requirements in India – the largest importer of phosphate products – could lead to a period of weakness in offshore markets early in the year. North American demand is expected to remain robust to meet the needs of a strong spring fertilizer season. While changes in China’s export tax policies may result in slightly higher exports than in 2012, we anticipate that they will continue to be constrained by government actions in an attempt to keep more resources in the country.

Global phosphate rock prices are expected to remain well above historical levels, which will continue to impact costs for non-integrated producers that must purchase their rock supplies.

US Nitrogen Producers Expected to Benefit From Lower Gas Prices

Global nitrogen consumption is expected to rise by approximately 2 percent in 2013, driven by strong agricultural fundamentals and relatively stable industrial consumption. Ongoing production challenges in Egypt, Iran and Trinidad could offset the impact of new nitrogen capacity, leading to a relatively balanced to tight market. However, if these supply challenges should start to abate, we anticipate some softening of prices in 2013 from the historically high levels in 2012.

US nitrogen producers are expected to benefit from lower-cost domestic natural gas prices, which should allow them to maintain their favorable cost position relative to suppliers in Europe, Ukraine and China.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	39

PERFORMANCE

2013 EARNINGS PER SHARE AND RELATED SENSITIVITIES

The company’s estimate for 2013 EPS (as of January 31, 2013) ranged from $2.75 to $3.25 based on the outlook and assumptions as at that date described herein, which compared to the 2012 actual results of $2.37. The expected primary causes of this variance are presented in the accompanying graph.

A number of factors affect the earnings of the company’s three nutrient segments. The tables below show the key factors and their approximate effect on EPS based on the assumptions used in the 2013 earnings guidance.

Input Cost Sensitivities		Effect on EPS
NYMEX gas price increases by $1/MMBtu	Nitrogen	– 0.04
	Potash	– 0.01
Sulfur changes by $20/long ton	Phosphate	± 0.03
Canadian to US dollar strengthens by $0.01	Canadian operating expenses net of provincial taxes and translation gain/loss	– 0.01
Saskatchewan potash capital expenditures reduced by $100 million	Provincial mining and other taxes	– 0.02

Price and Volume Sensitivities		Effect on EPS
Price	Potash changes by $20/tonne	± 0.13
	DAP/MAP changes by $20/tonne	± 0.02
	Ammonia increases by $20/tonne	+ 0.03

	Urea changes by $20/tonne	± 0.03

Volume	Potash changes by 100,000 tonnes	± 0.02

	Nitrogen changes by 50,000 N tonnes	± 0.01

	Phosphate changes by 50,000 P2O5 tonnes	± 0.01

40	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

GOALS AND TARGETS

Mine Electrical Technician Amanda Domres works on an electrical distribution unit – commonly called a sled – underground at our Rocanville potash mine.

PERFORMANCE

GOAL

CREATE SUPERIOR LONG-TERM SHAREHOLDER VALUE

KEY 2012 DEVELOPMENTS

We took further steps to better position the company to generate superior long-term shareholder return, by:

•

Advancing our potash expansions – We have now completed more than 80 percent of anticipated CDN $8.3 billion spending on our multi-year potash expansion program. Construction continues at New Brunswick and Rocanville, where projects are well advanced and on schedule.

•

Maximizing our Canpotex allocation – At the end of 2012, our long-term tolling agreement with Mosaic at Esterhazy ended, reducing our 2013 Canpotex sales entitlement. We expect this temporary loss to be offset by successful completion of Canpotex allocation runs at our Cory, Allan and Rocanville facilities through 2016. We believe we will be able to respond to rising demand, and expect to benefit by replacing higher-cost Esterhazy tonnes with product from our lower-cost mines.

•

Implementing phosphate cost improvements – We took steps to increase the global competitiveness of our phosphate business, implementing efficiencies and process initiatives to improve productivity and reduce controllable costs.

•

Expanding nitrogen capabilities – We were able to take advantage of our lower-cost US natural gas position by completing an ammonia capacity expansion project at Augusta and planning to resume ammonia production at Geismar in early 2013.

•	Increasing dividends – We increased our quarterly dividend twice in 2012, raising it by 200 percent from the beginning of the year, and declared a further increase of 33 percent early in 2013.

2012 TARGETS

Exceed total shareholder return (TSR) performance for our sector* and the DAXglobal Agribusiness Index (DXAG)	Not achieved	• PotashCorp’s TSR of -0.1 percent trailed the sector’s return of 19.9 percent and the DAXglobal Agribusiness Index return of 13.2 percent.

•       Delayed contract settlements with China and India and inventory destocking led to weaker demand for potash compared to other fertilizer products, which increased investor uncertainty and led to underperformance relative to our benchmarks.

Exceed cash flow return (CFR)** on investment for our sector*	Not achieved	• Driven primarily by strong cash flow generation, our 2012 CFR of 19.2 percent exceeded our weighted average cost of capital (9.1 percent) although it was slightly below the CFR of our sector.
Remain in the top quartile of governance practices as measured by external reviews	Achieved	• Ranked in the top quartile in The Globe and Mail Board Games and recognized for the best corporate governance practices in North America by IR Global Rankings.
Increase potash operational capability to 17.1 million tonnes by 2015	On track

•       While all of our major potash expansions are on schedule, we reduced the expected operational capability of our Patience Lake solution mine due to ongoing production challenges. Our operational capability for 2015 is now estimated at 16.8 million tonnes, although we believe there is potential to achieve higher than projected capabilities at our other facilities that could offset this change.

*	Sector: Weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM, Uralkali and Yara for most recent four fiscal quarters available
**	See reconciliation and description of certain non-IFRS measures on Page 94

42	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Mill Operations Technician Clinton Key near the service headframe being converted to a second production shaft as part of the almost CDN $3 billion expansion that will make Rocanville PotashCorp’s largest potash mine

We believe our assets, strategies and planning have positioned us well to deliver on our long-term financial goal: to generate superior value for our shareholders. Our business model has consistently produced positive cash flow – in 2012, despite lower year-over-year potash sales volumes, we achieved our second-highest cash flow from operating activities. We expect to improve our ability to deliver in the coming years as we utilize more of our potash operational capability to meet increased demand.

As we complete our potash expansions and reduce our capital expenditures, we believe we will be in a unique position in our industry. While many of our competitors must invest to grow the capacity needed to capitalize on anticipated rising potash demand, we expect to have the operational capability in place to give us greater potential to generate significant free cash flow.

We will continue to deploy cash in ways that we believe achieve the best return for our investors, such as enhancing dividends, repurchasing shares and growing our potash business as value-adding opportunities arise. Through this constant focus, we will build on a record of success.

740% INCREASE* in quarterly dividend since beginning of 2011 *As at February 19, 2013

2013 TARGETS

•       Exceed total shareholder return (TSR) performance for our sector* and the DAXglobal Agribusiness Index (DXAG)

•       Exceed cash flow return (CFR)** for our sector*

•       Increase potash operational capability to 17.1 million tonnes by 2015

For more information Visit our online annual report at www.potashcorp2012AR.com/goal1

PERFORMANCE

GOAL

BE THE SUPPLIER OF CHOICE TO THE MARKETS WE SERVE

KEY 2012 DEVELOPMENTS

We work with our customers to make sure we can deliver product when and where they need it. During 2012, we improved our capability to deliver by:

•

Increasing potash and nitrogen capability – Our expansion efforts, most notably in potash, are expected to allow us to produce more product to meet the anticipated needs of both our offshore and North American customers.

•

Adding new, high-efficiency potash railcars – Higher-capacity railcars increase product volumes per trainload. Since 2010, we have added almost 1,700 of these cars, including approximately 700 during 2012; we expect this to help us improve the effectiveness of our rail fleet.

•

Commissioning a new regional distribution center – We began operating the first phase of our new regional distribution center in Hammond, Indiana – an investment that allows us to bypass US transit bottlenecks while cutting average delivery times, improving railcar use and reducing fleet expenses.

•

Investing in the capabilities of Canpotex – We anticipate that railcar repair and storage will be expedited and improved at a new maintenance facility commissioned in Saskatchewan in 2012. Canpotex added five new ships to its ocean fleet, and it continues to advance plans to build a new ocean freight terminal on Canada’s West Coast.

2012 TARGETS

Outperform competitor groups on quality and service as measured by customer surveys	Achieved	• Outperformed our competitors in all quality and service categories in 2012. In our customer surveys, our average score was 92 percent compared to our peers at 73 percent.
• Continued to outperform competitors in our sales team’s knowledge of our customers, products and industry, as reflected in our customer surveys.
Reduce the number of product tonnes involved in customer complaints below the prior three-year average	Achieved	• Reduced the number of tonnes involved in customer complaints in 2012 by 45 percent.
Reduce domestic rail cycle time by 10 percent in 2014, compared to 2011 levels	On track	• Reduced our net domestic potash rail cycle times through the Chicago corridor by more than 5 percent with effective use of our fan track in Hammond, Indiana in its first year of operation.

44	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

LOOKING AHEAD

Building a Company That Can Deliver

Our New Brunswick potash operation used the nearby Port of Saint John to ship most of its 2012 production to South America.

As we invest in potash capacity, we are also investing in logistical enhancements to better serve the evolving needs of our customers.

The logistics investment includes nearly CDN $300 million for improving mine load-out capability. We expect this will more than double our mine site rail loading capacity and better position us to deliver product safely and reliably to customers worldwide. We believe improved loading capacity will enable us to be more responsive to seasonal fluctuations in demand, helping us meet the just-in-time delivery needs of our customers.

We expect to also continue benefiting from Canpotex’s well-established distribution system and customer relations that help us meet the needs of our offshore potash buyers.

$300

MILLION

Approximate capital allocated

since 2003 to improve mine

load-out capability

2013 TARGETS

•       Outperform competitor groups on quality, reliability and service as measured by customer surveys

•       Reduce domestic potash net rail cycle time through the Chicago corridor by 10 percent in 2014, compared to 2011 levels

For more information Visit our online annual report at www.potashcorp2012AR.com/goal2

PERFORMANCE

GOAL

BUILD STRONG RELATIONSHIPS WITH AND IMPROVE THE SOCIOECONOMIC WELL-BEING OF OUR COMMUNITIES

KEY 2012 DEVELOPMENTS

Building trust and support for our operations continued to drive our community initiatives in 2012, as we made progress in the following areas:

•

Improving communication with communities – Responding to feedback that cited communication as an area in need of improvement, we developed a resource to help our facilities produce clear and more informative communications materials. We also established a consistent, company-wide issues management framework, which helps each facility identify and prioritize community engagement and other issues that need to be addressed.

•

Improving our community survey scores – Company perception scores rose in all five communities surveyed (Augusta, Aurora, Joplin, Rocanville, Weeping Water), compared to previous results at these locations. Safety performance received particularly high scores. Survey results are shared each year with site managers and our senior management team to identify areas for improvement.

•

Enhancing our community initiatives and employee matching gift program – We continued to promote our matching gift program to employees, making it more accessible to new hires by removing the one-year waiting period previously required to participate. We also held company-wide campaigns to promote our work with the United Way and Nutrients For Life. Through our involvement with Free The Children, we will make it possible for youth in our communities and across Canada to participate in exciting opportunities to make a difference locally and abroad.

2012 TARGETS

Invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in community initiatives	Achieved	• We invested $28 million in community initiatives, representing 1 percent of consolidated income before income taxes.
Achieve 4 (performing well) out of 5 on community leader surveys	Achieved	• We achieved an average score of 4.5 out of 5 among surveyed communities.
• We believe it is important to have a formal process that helps us measure our community performance and learn how we can improve.
Achieve a 10 percent increase in matching gift donations and in the number of employees participating in the program from 2011 levels	Partially achieved	• Matching gift donations increased by 9 percent, with total contributions reaching $3.2 million.
• The number of employees who participated in the matching gift program rose by 11 percent.

46	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PMI

LOOKING AHEAD

Focusing Our Community Investment to Create Shared, Long-Term Impact

PotashCorp and our people helped the city of Joplin, Missouri, where we have a phosphate feed plant, after it was hit by a tornado in 2011. Doug Engel Jr. (l) from our feed plant at Marseilles and Curtis Black (r) from Joplin were among those who pitched in.

We refined our giving focus substantially in 2012 as we pursued more strategic ways to support our efforts to be a key player in global food solutions and our goal of benefiting our communities.

This focus to our community investment program maximizes PotashCorp’s positive impact at home and abroad. Food security, education and training, community building, health and recreation, environmental stewardship, and arts and culture are the priorities for community investment initiatives.

With a record amount spent in 2012 – including partnerships with Free The Children and the Global Institute for Food Security in Saskatchewan – we will continue to strengthen our community relationships, enrich the lives of our neighbors and improve quality of life for people who need it most.

$28

MILLION

Record community investment

in 2012

2013 TARGETS

•       Invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in community initiatives

•       Achieve 4 (performing well) out of 5 on community surveys

•       Achieve an increase in matching gift donations and in the number of employees participating in the program from 2012 levels

For more information Visit our online annual report at www.potashcorp2012AR.com/goal3

PERFORMANCE

GOAL

ATTRACT AND RETAIN TALENTED, MOTIVATED AND PRODUCTIVE EMPLOYEES WHO ARE COMMITTED TO OUR LONG-TERM GOALS

KEY 2012 DEVELOPMENTS

We continue to look for ways to find, engage and motivate the people responsible for our success. We took steps to improve our performance in these areas by:

•

Empowering employees to make a difference – We have expanded our practice of offering employees paid time off to volunteer with charitable organizations to give them and their families the opportunity to participate in Free The Children’s Adopt a Village development model. These two-week projects in Kenya, China or India let employees help improve the lives of people there.

•

Continuing to support innovative programs to find talent – Our co-op, engineer-in-training and internship programs help us find the young talent we need to keep our workforce among the best in the industry. In 2012, 145 co-op and intern students gained real-world experience on projects at our locations. In Saskatchewan, our efforts to attract First Nations and Métis employees produced more than 750 self-identified applicants, resulting in 12 percent of new employees in entry level and trades positions.

•

Working to improve supervisor/employee relations – We took steps to enhance skills training for supervisors and other leaders in 2012. Our leadership development committees continue to integrate core competency training into recruitment and performance evaluation models.

•

Succession planning – We look for better ways to select and develop employees who can step into key management roles, and provide them with appropriate training and leadership opportunities. In 2012, we filled several key senior management positions through internal promotions.

2012 TARGETS

Achieve an average employee engagement score of 75 percent on the annual survey	Achieved	• Achieved an employee engagement score of 79 percent.

•       Top-quartile performance in employees’ understanding of their roles and company strategy, commitment of all employees to quality work and customer services, and communication between supervisors and staff.

Fill 75 percent of senior staff openings with qualified internal candidates	Achieved

•       Filled 80 percent of senior staff level positions with qualified internal candidates, demonstrating that our development planning is successfully providing our workforce with the skills, abilities and desire to move into leadership roles.

Achieve an acceptance rate of 90 percent on all external employment offers made	Achieved	• Achieved an acceptance rate of 93 percent.

•       In 2012, 607 offers were made across our operations and 565 were accepted. A strong acceptance rate demonstrates that we are offering attractive job opportunities in addition to competitive wages and benefits.

Maintain an annual employee turnover rate (excluding retirements) of 5 percent or less	Achieved

•       Our employee turnover rate in 2012 was 4.6 percent. Although we achieved our target, the rate increased from the previous year primarily because of workforce reduction at Aurora to achieve a more competitive global cost position.

48	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

James Whitford (I), Light Keeper Facilitator, and Prestripping Operator Warren Bonner discuss a Light Keeper observation for the behavioral-based safety program at our Aurora phosphate operation.

As our company grows and more of our workforce becomes eligible for retirement, we must continue to explore innovative ways to attract, motivate and retain talent.

To help achieve this, we plan to add a Manager of Organizational Development to lead our succession planning and leadership development, guide our performance evaluation process and develop best practices for training throughout our operations.

Most of our hiring is taking place in our Saskatchewan potash operations and we see a tremendous opportunity to add talent from within the currently under-represented pool of Aboriginal people, the province’s fastest-growing demographic. We are engaging with Aboriginal leaders and community members to understand how best to bridge the education gaps that pose barriers to men and women who want to join our skilled workforce. We believe our investments in scholarships and training that emphasizes practical workplace skills such as equipment operation and safety procedures can help bridge this gap and grow a larger base of skilled workers.

Recognized as one of

Canada’s Top 100 Employers

by The Globe and Mail

2013 TARGETS

•       Achieve an average employee engagement score of 75 percent on the annual survey

•       Fill 75 percent of senior staff openings with qualified internal candidates

•       Achieve an acceptance rate of 90 percent on all external employment offers made

•       Maintain an annual employee turnover rate (excluding retirements) of 5 percent or less

For more information Visit our online annual report at www.potashcorp2012AR.com/goal4

PERFORMANCE

GOAL

ACHIEVE NO HARM TO PEOPLE

AND NO DAMAGE TO THE ENVIRONMENT

KEY 2012 DEVELOPMENTS

The drive to achieve no harm to people and no damage to the environment motivates our management and employees every day to find better ways to operate safely and to minimize the impact of our operations. In 2012, we took steps to improve our safety and environmental performance by:

•

Sharing knowledge and best practices – Ongoing safety training focused on reducing injury rates by improving work procedures and eliminating hazards and exposures. Senior management and site safety leaders continued to engage workers to improve work processes, with site managers performing reviews at all facilities to identify areas for improving safety, health and environmental performance.

•	Adding safety performance to all employee incentive programs – Our employee short-term incentive program (STIP) was amended in 2012 to include a safety component for all corporate office employees. Previously, only corporate office senior managers’ and facilities’ STIP incentives included a safety component.

•

Holding annual environmental meetings – Annual environmental manager meetings are critical as they provide a forum to discuss opportunities to improve our performance. Key discussion focused on progress toward our 2012 targets, opportunities for improvement and areas where new targets could be developed.

2012 SAFETY TARGETS

Achieve zero life-altering injuries at our sites	Not achieved

•       Sadly, there was a fatality at our Allan potash operation in 2012. We participated fully with the Saskatchewan Mine Safety Branch in its investigation of the accident, making sure that any recommendations provided, along with our own assessments, were implemented as quickly and efficiently as possible.

Reduce total site severity injury rate by 35 percent from 2008 levels by the end of 2012	Achieved	• Achieved a total site severity injury rate reduction of 43 percent since 2008.
• We strive to continually improve our safety systems, to prevent accidents and to promote safe behavior throughout our operations.
Reduce total site recordable injury rate to 1.3 (per 200,000 hours worked) or lower	Achieved	• Reduced our recordable injury rate to 1.29.
• We continue to focus on validating safety procedures and ensuring that they are being used appropriately to reduce the likelihood of recordable injuries.

50	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Senior Scientist Jeff Furness checks the health and growth of trees planted for wildlife habitat on reclaimed land at Aurora.

2012 ENVIRONMENTAL TARGETS

Reduce company-wide greenhouse gas (GHG) emissions per tonne of product by 10 percent by the end of 2012, compared to 2007	Achieved

•       Our nitrogen production accounts for more than 85 percent of our GHG emissions. By installing nitrous oxide controls in our largest nitric acid plant at Geismar, we reduced company-wide GHG emissions by 13 percent from 2007 levels.

• We are currently evaluating initiatives at our other nitrogen plants to limit GHG emissions.
Reduce total reportable incidents (releases, permit excursions and spills) by 10 percent from 2011 levels	Not achieved	• The number of reportable incidents increased to 19 from 14 in 2011.
• We continue to exhaustively review all factors that contribute to reportable incidents and share best practices to prevent future problems at other sites.
Maintain company-wide water usage per tonne of product at 2011 levels or less	Achieved	• Reduced company-wide water usage by 0.2 percent, in part by increasing water recycling efforts at our largest phosphate operations.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	51

A great egret, a bird that was close to extinction a century ago, looks for food in one of the thriving wetlands restored at our White Springs phosphate operation in Florida.

CHARTER

MEMBER

CAMPBELL INSTITUTE

Invited by the US National Safety Council to join this new institute, thus allowing us to share best practices with other high-performing workplaces

Safety is our number one priority, and we remain committed to engage and educate our employees, contractors and suppliers about the critical importance of safety in the workplace.

Chief among the topics discussed at our company-wide safety summit in 2012 was a challenge set by senior management: to be a global leader in safety performance. We have begun the process of developing a five-year safety plan to ensure we are doing the right thing and are able to track our performance against the best in class as we pursue this safety vision.

In environmental performance, we focus on complying with all permit and regulatory provisions while looking for opportunities to reduce the environmental footprint of our operations. In 2012, we began to explore ways to reduce waste throughout the company and are currently evaluating internal performance targets. We continue to look for ways to improve our reporting and data collection to be more timely and consistent in our company-wide reporting.

For more information Visit our online annual report at www.potashcorp2012AR.com/goal5

2013 TARGETS

•       Achieve zero life-altering injuries at our sites

•       Reduce total site recordable injury rate to 1.25 (per 200,000 hours worked) or lower

•       Become one of the safest companies in the world within five years by achieving a recordable injury rate in the lowest quartile of a best-in-class peer group

•       Reduce total reportable incidents (releases, permit excursions and spills) by 15 percent from 2012 levels

•       Reduce company-wide GHG emissions per tonne of product from 2012 levels

OUR NUTRIENTS

In each nutrient segment, we develop strategies and set priorities that align with our broad goals. Each nutrient plays an important part in our success, but we believe our unique leverage in potash offers the greatest opportunity for future growth.

The mine face at Lanigan, which is currently our largest potash facility

CONTRIBUTION TO GROSS MARGIN
2012

N
29%
$3.4
BILLION
K
57%
P
14%

TOTAL SITE SEVERITY INJURY RATE

Per 200,000 Hours
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Potash
Phosphate
Nitrogen
10 11 12
10 11 12
10 11 12

PERCENTAGE OF EMPLOYEES*
2012

N
15%
5,339
K
52%
P
33%

POTASH

SNAPSHOT OF POTASH

Our Strategic Approach

•	Build on our potash position whenever value-enhancing opportunities arise

•	Match production to market demand to reduce downside risk and conserve the long-term value of our resource

Priorities

•	Expand operational capability to meet anticipated rising demand

•	Enhance transportation and distribution capability

•	Attract and retain a skilled workforce

Risks

•	New supply creates market imbalance

•	Global demand insufficient to consume PotashCorp capacity

•	Lack of adequate transportation and distribution infrastructure

•	Underground mines face risks of water inflow and unexpected rock falls

•	Inability to execute on expansions affects our competitive advantage

•	Unsafe actions or conditions can result in serious injury

Mitigation

•	Match production to demand

•	Ensure sufficient investment is made in transportation and distribution infrastructure

•	Use advanced monitoring and geophysical techniques to help predict problematic mining situations

•	Ensure resources are in place for safe and efficient execution of capital plans

•	Enhance safety systems at all sites

POTASH

THE BASICS OF POTASH

Three factors are basic to understanding the potash business.

1

Economically mineable deposits are rare

Potash is found in significant quantity and quality in only 12 countries, and Canada has almost half of known global reserves, as reported by the US Geological Survey, and 35 percent of world capacity. The reserves PotashCorp mines in Canada are among the highest quality deposits known. While potash exists in areas other than the current producing nations, securing an economically mineable deposit in countries with political stability and infrastructure availability can present significant challenges.

2

Major consumers have limited indigenous supply

Most growth in demand is expected to occur in offshore markets where potash has historically been under-applied and crop yields lag behind those of the developed world. With little or no indigenous production capability, these markets rely heavily on imports. As a result, trade typically accounts for approximately three-quarters of global potash demand, far more than the other primary crop nutrients.

With the push to improve yields, demand in offshore markets is expected to rise, offering opportunities for producers able to increase export capability.

3

New capacity demands significant investment of time and money

Entry into the potash business is difficult because of the cost and time to build new capacity. We estimate that upfront capital of CDN $4.2 billion would be required to build a conventional 2-million-tonne greenfield mine in Saskatchewan; costs could rise significantly when buying a deposit and developing the necessary distribution infrastructure. Given current competitive pressures in Western Canada on materials and skilled labor – especially engineers and contractors – we believe the cost of new capacity is unlikely to decline. We believe it would take at least seven years from the start of development of a greenfield mine before it could reach full operational capability. Estimated cost and time for new solution mines could be less but they still require significant ramp-up time and are more energy-intensive than conventional mines, which can push up production costs.

Although brownfield expansions are less expensive than new mines, they face significant costs and time for completion. We believe many of the projects now under construction have high costs and may take as long as a greenfield mine to reach full operational capability.

54	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

OUR APPROACH TO THE POTASH BUSINESS

For more than two decades, we have followed two clearly defined strategies that we believe have served our company and our shareholders well.

First, we seek to build on our world-class position whenever opportunities arise that can enhance our value, including investments in our own capacity and other potash-related companies that add to our global enterprise and our bottom line.

Second, we have focused on matching our production to market demand to reduce downside risk and conserve the long-term value of our resource, while still striving to grow our volumes as our capacity rises.

ALIGNMENT WITH OUR GOALS

We ensure our strategies and actions in each nutrient are aligned with the overall corporate goals we designed to deliver value for all stakeholders. While we pursue excellence in all aspects of our potash business, we concentrate on those areas that have the greatest potential to support our broader goals.

Create Superior Shareholder Value

Prepare for rising demand by expanding operational capability

We determined in 2003 that global demand for potash was set for strong growth, and initiated expansion and debottlenecking projects at all six of our mines. At the end of 2012, we had completed construction on six of eight projects and more than 80 percent of the projected capital expenditures.

At the end of 2012, four of our completed projects were largely ramped up. While our Patience Lake project is complete, we now expect lower than anticipated operational capability due to challenges in achieving previously estimated brine concentration levels in a sustained way. Our Cory expansion is complete and expected to be in a position to produce at full capability in 2013. With construction finished at Allan, we will continue commissioning efforts.

Our remaining projects are a larger mine and expanded mill at New Brunswick and a mine and mill expansion at Rocanville, with construction completion scheduled for 2013 and 2014, respectively. Ramp-up on all projects is expected to be largely complete by 2015, provided market conditions warrant.

Beyond our organic growth opportunities, we continue to pursue ways to grow our potash enterprise. We believe our strategic investments in other potash-related companies around the world can help us achieve our goal of being a low delivered-cost supplier to all markets we serve. These positions not only enhance our exposure to future potash growth, they have significant financial value through dividends (ICL and Sinofert), earnings from equity-related positions (APC and SQM) and capital appreciation.

PotashCorp’s Strategic Potash Investments

	SQM, Chile	ICL, Israel	APC, Jordan	Sinofert, China
Company profile	World’s leading producer of specialty plant nutrition products, lithium and iodine	Potash producer with logistical advantage in delivering to India and certain other Asian countries Producer of phosphate, bromine and magnesium	Potash producer with logistical advantage in delivering to India and certain other Asian countries	Largest fertilizer importer and distributor in China One of the largest fertilizer manufacturers in China
Potash capacity*	1.9 million tonnes KCI	6.0 million tonnes KCI	2.5 million tonnes KCI	No primary potash capacity
PotashCorp ownership	32 percent	14 percent	28 percent	22 percent
Board representation	Right to designate three of eight board members	No board members	Right to designate three of 13 board members and the top four management positions	Right to designate two of seven board members
Market value of investment**	$4.8 billion	$2.1 billion	$1.5 billion	$0.4 billion
*	Based on reported capacity on December 31, 2012
**	Market value of PotashCorp investment as at December 31, 2012
Source:	Fertecon, CRU, Bloomberg, public filings, PotashCorp

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	55

POTASH

Be the Supplier of Choice

Enhance our transportation and distribution capability

As our operational capability expands, we must have the transportation and distribution infrastructure that will deliver our potash to our customers efficiently and reliably. We own or lease approximately 4,200 potash railcars to serve the North American market, including nearly 1,700 custom-built, high-capacity cars bought in the last three years to upgrade our fleet and increase volumes per trainload. Approximately 300 more cars are to be delivered in 2013. We continue to advance the construction of our regional distribution center in Hammond, Indiana – a project that is expected to reduce the time and cost to serve key markets in the US Midwest. We are already using this facility to streamline logistics, and expect construction to be finished in 2014.

Canpotex completed an expansion at its Vancouver terminal in 2012, raising its total annual throughput capacity to approximately 15 million tonnes. It proposes to build a new terminal at Prince Rupert, British Columbia – estimated to cost $700 million – which would increase its export capacity to approximately 25 million tonnes.

Since 2009, Canpotex has received 12 new bulk transport ocean vessels and it anticipates delivery of six more by 2014. It has 5,000 leased railcars to carry potash to its West Coast terminals and signed 10-year contracts with CP Rail and CN Rail in 2010. In 2012, it completed construction of a CDN $60 million railcar maintenance and staging facility near Lanigan, Saskatchewan to enhance its fleet performance and support efficiencies.

Attract and Retain a Skilled and Committed Workforce

Building a team for tomorrow

In the tight Western Canadian labor market, we are focusing on recruiting and retaining employees who will have the skills and training required to work effectively and safely within our facilities.

Our range of scholarships and bursaries encourages enrollment in education for jobs in high demand, and we support students in the communities in which we operate. Our internship and trainee programs provide valuable on-the-job experience to new and prospective employees.

Saskatchewan’s Aboriginal people are an important source for our future employment needs, and we have developed a multi-faceted Aboriginal engagement strategy designed to make PotashCorp more accessible and attractive to potential employees.

No Harm to People or Damage to the Environment

Striving to improve safety performance

All operations have safety systems in place but performance is not what we want it to be. We engaged an external consultant in 2012 to perform safety audits identifying gaps and needed improvements at three of our mines that together account for 64 percent of recordable injuries. Our corporate safety team added a position to increase safety audits and system assessments, and a consulting company is giving our safety professionals audit training.

56	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

OUR POTASH MARKETS

Potash is primarily used for fertilizer, which typically makes up approximately 90 percent of our annual potash sales volumes. Use in making industrial products such as soaps, water softeners, de-icers, drilling muds and food products accounts for the remainder.

Approximately two-thirds of PotashCorp sales volumes typically go to offshore markets, with the balance to North America. Offshore, crops such as grains, oilseeds, sugar cane, fruits and vegetables are the primary consumers of potash. In North America, more than half the potash fertilizer used is applied on corn and soybeans.

Offshore Markets

We supply the growing offshore markets mainly through Canpotex, which has two West Coast terminals. Through PCS Sales, we serve customers in Latin America from our New Brunswick facility, using a nearby port at Saint John on Canada’s East Coast.

Asian and Latin American markets – which account for approximately 95 percent of Canpotex sales – reflect the thriving economies and rising populations of these countries and their need to improve crop productivity.

Standard-grade potash is generally preferred by Asian customers for direct application and use in the manufacture of compound fertilizer products. The larger, more uniform granular product is the potash of choice in Latin America; Brazil consumes nearly all its supply in this form. We expect other developing offshore markets will gradually switch to granular product as their agricultural practices improve, because it blends readily with other crop nutrients.

Canpotex and PCS Sales compete with Belarusian Potash Company (BPC), the marketing agency for suppliers in Russia and Belarus, and with producers such as ICL, K+S and SQM.

North American Markets

North American producers supply the vast majority of the demand in this relatively mature and stable market for granular potash.

We sell to our North American customers primarily by rail from both Saskatchewan and New Brunswick, particularly from our Rocanville facility in Saskatchewan, which is just 150 km from the US border. Our main customers are wholesalers, retailers and cooperatives that purchase in the spot market from PCS Sales. With more than 150 owned or leased US distribution points, we believe we have the most extensive domestic distribution network in the potash business.

Our main competitors in North America are Mosaic, Agrium and Intrepid Potash, as well as offshore imports into the US Gulf and East Coast, primarily from BPC, ICL and SQM.

Primary Potash Market Profile

Country/Region	2012 Domestic Producer Sales (million tonnes KCl)	2012 Offshore Imports (million tonnes KCl)	Annualized Consumption Growth Rate (2002-2012)	Main Purchasing Method	Key Consuming Crops
China	4.3	6.3	4.7%	Contract	Fruits, vegetables, rice
India	0.0	3.5	3.2%	Contract	Rice, fruits, vegetables, sugar cane
Other Asia	0.0	7.5	5.0%	Spot market and contract	Oil palm, rice, sugar cane, fruits and vegetables
Latin America	1.8	7.7	4.2%	Spot market	Soybeans, sugar cane, corn
North America	7.3	0.6	0.0%	Spot market	Corn, soybeans

Source: Fertecon, IFA, industry publications, PotashCorp

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	57

POTASH

Facility	Capacity Expansions/ Debottlenecking[1]	Actual and Expected Investment[2] (CDN$ billions)	Expected Remaining Spending[3] (CDN$ billions)	Actual and Expected Construction Completion[4]	Expected Operational Capability Following Ramp-Up
CONSTRUCTION PROJECTS COMPLETED (2005-2012)
Rocanville	0.75 MMT	$0.11		2005	(Included below)
Allan	0.40 MMT	$0.21		2007	(Included below)
Lanigan	1.50 MMT	$0.43		2008	3.6 MMT
Patience Lake[5]	0.36 MMT	$0.11		2009	0.3 MMT
Cory	2.20 MMT	$1.65	$0.01	2012	2.7 MMT
Allan	1.00 MMT	$0.77	$0.05	2012	2.7 MMT
PROJECTS IN PROGRESS
New Brunswick[6]	1.20 MMT	$2.18	$0.53	2013	1.8 MMT
Rocanville	2.70 MMT	$2.81	$0.76	2014	5.7 MMT
TOTAL ALL PROJECTS	10.11 MMT	$8.27	$1.35		16.8 MMT[7]

[1]	Includes, as applicable, both bringing back previously idled capacity and expansions to capacity and does not necessarily reflect current operational capability

[2]

Amounts for projects with remaining spending are based on the most recent forecast amounts approved by the Board of Directors, and are subject to change based on project timelines, cost changes and ongoing project reviews.

[3]	After December 31, 2012

[4]	Construction completion does not include ramp-up time.

[5]	Patience Lake operational capability was lowered from earlier estimates due to challenges in sustaining previously estimated brine concentration levels.

[6]	Net capacity increase assuming closure of existing 0.8 MMT mine

[7]

Our operational capability for 2015 is now estimated at 16.8 million tonnes, although we believe there is potential to achieve higher than projected capabilities at our facilities other than Patience Lake, which would allow us to achieve our previously estimated 17.1 million tonnes.

58	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

POTASH PERFORMANCE

POTASH FINANCIAL RESULTS

	Dollars (millions)			% Increase (Decrease)		Tonnes (thousands)			% Increase (Decrease)		Average per Tonne [1]			% Increase (Decrease)
	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011
Manufactured product
Net sales
North America	$1,231	$1,502	$1,222	(18)	23	2,590	3,114	3,355	(17)	(7)	$475	$482	$364	(1)	32
Offshore	1,835	2,223	1,506	(17)	48	4,640	5,932	5,289	(22)	12	$396	$375	$285	6	32
	3,066	3,725	2,728	(18)	37	7,230	9,046	8,644	(20)	5	$424	$412	$316	3	30
Cost of goods sold	(1,103)	(1,007)	(919)	10	10						$(152)	$(112)	$(107)	36	5
Gross margin	1,963	2,718	1,809	(28)	50						$272	$300	$209	(9)	44
Other miscellaneous and purchased product gross margin [2]	–	4	7	(100)	(43)
Gross Margin	$1,963	$2,722	$1,816	(28)	50						$272	$301	$210	(10)	43

Note 16 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2]	Comprised of net sales of $13 million (2011 – $14 million, 2010 – $14 million) less cost of goods sold of $13 million (2011 – $10 million, 2010 – $7 million).

Potash gross margin variance was attributable to:

		2012 vs 2011				2011 vs 2010
		Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product
North America	$ (216)	$ (19)	$ (74)	$ (309)	$ (72)	$ 367	$ 6	$ 301
Offshore	(387)	97	(156)	(446)	140	535	(67)	608
Change in market mix	(12)	11	1	–	32	(32)	–	–
Total manufactured product	$ (615)	$ 89	$ (229)	$ (755)	$ 100	$ 870	$ (61)	$ 909
Other miscellaneous and purchased product				(4)				(3)
Total				$ (759)				$ 906

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	59

POTASH

Canpotex sales to major markets were as follows:

	Percentage of Annual Sales Volumes			Increase (Decrease)		% Increase (Decrease)
	2012	2011	2010	2012	2011	2012	2011
China	12	17	14	(5)	3	(29)	21
India	5	9	14	(4)	(5)	(44)	(36)
Other Asian countries [1]	49	43	41	6	2	14	5
Latin America	29	26	25	3	1	12	4
Other countries	5	5	6	–	(1)	–	(17)
	100	100	100

1 All Asian countries except China and India.

PERFORMANCE: 2012 VS 2011

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▲

Although prices fell in the fourth quarter of 2012, our average realized offshore potash price was up for the year, reflecting an increase in all major markets during the first half of 2012 compared to the first half of 2011.

Sales volumes

▼

Canpotex shipments to India declined significantly due to its fertilizer subsidy changes and a weaker rupee, which led to higher retail prices and reduced demand. Volumes to China decreased as it had a second-half contract with Canpotex in 2011 but not in 2012. Demand from major offshore spot markets was down due to distributor destocking.

▼	In North America, our sales volumes were below 2011 largely because of buyer destocking during the first six months of 2012.

Cost of goods sold

▼

77 shutdown weeks were incurred in 2012 (at our Lanigan, Rocanville, Allan and Patience Lake facilities) primarily to match production to market demand (24 shutdown weeks were taken in 2011 due to expansion-related activities and inventory adjustments). During part of this downtime in 2012, we opted to allocate resources to non-production activities rather than lay off employees, which resulted in higher shutdown costs.

▼	Depreciation costs increased due to higher asset levels associated with our mine expansion program.

▼	At Esterhazy, brine management costs, other operating costs and depreciation were higher.

North America net sales prices are higher than offshore as North American customers prefer premium-priced granular product over standard product more typically consumed offshore.

60	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PERFORMANCE: 2011 VS 2010

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▲	Higher average realized prices reflected tight supply/demand fundamentals and the continued upward movement in spot and contract market pricing levels in late 2010 and most of 2011.

Sales volumes

▲

Record Canpotex shipments to offshore markets were the result of growth in demand from nearly all major offshore markets, driven by supportive commodity prices and lower customer inventories at the start of 2011.

▲

Canpotex’s increased shipments to Latin America, other Asian countries (excluding China and India) and China exceeded the decline in sales to India, which had been largely absent from the market in 2011 until new contracts were signed in August 2011.

▼	North American volumes fell in the latter part of 2011 as dealers were cautious and limited purchases.

Cost of goods sold

▼	The Canadian dollar strengthened relative to the US dollar more in 2011 than it did in 2010.

▲	24 shutdown weeks incurred in 2011 (40 weeks taken in 2010) were for expansion-related activities and inventory adjustments.

▼	Offshore cost of goods sold variance was negative due to more of that product coming from our higher-cost mines as compared to 2010.

▲	North American cost of goods sold variance was positive as a relatively higher percentage of products produced at lower-cost mines, or using lower-cost processes, was sold.

Market mix caused a favorable variance in sales volumes and an unfavorable variance in net sales prices as a result of selling more lower-priced product to offshore customers (and less higher-priced product to North America) from relatively higher-cost mines.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	61

POTASH

POTASH NON-FINANCIAL RESULTS

				% Increase (Decrease)
	2012	2011	2010	2012	2011
KCl tonnes produced (thousands)	7,724	9,343	8,078	(17)	16
Total site severity injury rate	0.94	0.60	0.39	57	54
Employee turnover percentage	4.2%	4.3%	4.5%	(2)	(4)
Waste (000’s tonnes)	13,312	18,560	15,317	(28)	21
Environmental incidents	8	9	8	(11)	13

PERFORMANCE: 2012 VS 2011

A rise in modified work injuries, partly offset by lower lost-time injuries, caused the increase in the total site severity injury rate for 2012. We retained an external consultant to help improve safety performance at three sites with the highest number of injuries.

LiDAR (Light Detection and Ranging) technology was used extensively during 2012 to map and monitor key underground mine areas, such as shafts, travelways and conveyor entries, resulting in improved safety and production efficiency.

More than 300 employees received leadership training in 2012, an increase from 150 employees in 2011 due to a more concerted effort to provide formal training to leaders, especially at the front-line supervisor level. Leadership training in 2012 consisted primarily of instructor-led courses designed to enhance key employee competencies regarding safety commitment, communication/personal skills, resource management and business conduct.

In addition to news releases, web postings, tweets and public announcements, a new report to the community was introduced during the year in which we provided an update on our business and community activities. Career information reached more than

7,000 First Nations and Métis prospects directly, attracting more than 750 self-identified applicants, resulting in 12 percent of new employees in entry level and trades positions.

Estimated recoverable ore (reserve tonnage only) as of December 31, 2012 is described in the table below. For a more complete discussion of important information related to our potash reserves, see “Potash Operations – Reserves” in our Form 10-K for the year ended December 31, 2012.

	Mineral Reserves (millions of tonnes recoverable ore)[1]			Years of Remaining Mine Life
	Proven	Probable	Total
All potash locations[2]	562	1,149	1,711	65-84

[1]	Average grade K2O equivalent of 21.5-25.0.

[2]	Given the characteristics of the solution mining method at Patience Lake, those results are excluded from the above table as it is not possible to estimate reliably the recoverable ore reserve.

PERFORMANCE: 2011 VS 2010

Total site severity injury rate per 200,000 hours worked increased to 0.60 in 2011 from 0.39 in 2010. Total employees increased by 192. New collective bargaining agreements at Allan, Cory and Patience Lake were signed in 2011 and extend to 2014.

POTASH PRODUCTION

(million tonnes KCl)

	Nameplate Capacity[1]	Operational Capability (2013)[2]	Operational Capability (2012)[2]	Production			Employees
				2012	2011	2010

Lanigan SK	3.828	3.4	3.3	1.653	3.042	2.368	596
Rocanville SK	3.044	2.8	2.7	1.571	2.430	2.183	545
Allan SK	1.885	2.5	1.6	1.169	1.019	1.104	468
Cory SK3	1.361	2.6	2.0	1.284	0.778	0.551	558
Patience Lake SK	1.033	0.3	0.4	0.293	0.390	0.372	94
New Brunswick NB	0.800	0.8	0.8	0.742	0.741	0.645	498
Esterhazy SK4	1.313	–	1.0	1.012	0.943	0.855	–
TOTAL	13.264	12.4	11.8	7.724	9.343	8.078	2,759

[1]	Includes, where applicable, previously idled capacity that can be brought into operation with capital investment (debottlenecking projects). (As of December 31, 2012)

[2]	Estimated annual achievable production level (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3]

Estimated operational capability exceeds nameplate capacity as a result of timing of a comprehensive post-expansion test run of its operating capability. Upon completion of this run, which is anticipated in 2013, the nameplate capacity will be adjusted.

[4]

Product tonnes received at Esterhazy were based on a mining and processing agreement with Mosaic and a related settlement agreement. Under the settlement agreement, the mining and processing agreement terminated on December 31, 2012.

62	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PHOSPHATE

SNAPSHOT OF PHOSPHATE

Our Strategic Approach

•	Optimize product mix to maximize gross margin and reduce volatility

•	Among the three nutrients, phosphate has the greatest impact on water and land so we focus on reducing our environmental footprint

Priorities

•	Leverage our lower-cost, high-quality permitted rock supply

•	Improve overall cost competitiveness

•	Enhance our sulfur and ammonia supply position

•	Focus on land and water conservation efforts

Risks

•	Cyclicality due to fluctuations in demand, changes in available supply and volatility in raw material costs

•	Unsafe actions or conditions can result in serious injury

Mitigation

•	Leverage our strengths in less cyclical industrial and feed products and streamline our operations and logistics to minimize costs

•	Enhance safety systems at all sites

PHOSPHATE

THE BASICS OF PHOSPHATE

When examining the phosphate business, we believe it is important to understand three key factors.

1

High-quality, lower-cost rock is critical to long-term success

Phosphate rock, the feedstock for all phosphate products, is geographically concentrated. China, the US and North Africa together produce three-quarters of world supply, and Morocco alone typically accounts for approximately one-third of global exports.

We believe access to lower-cost rock is the single most important contributor to a successful phosphate business. Nearly one-third of global producers are non-integrated and rely on rock imports or domestic purchases. With prices for traded rock well above historical levels due to the strong growth in demand and the need for investment in new capacity, suppliers that must purchase rock have experienced significant increases in their cost of production. While the US produces most of the rock it requires from its sizable high-quality reserves, permitting new mines has proven to be challenging.

2

Sulfur and ammonia market changes affect profitability

Sulfur is required to manufacture all phosphate products, and ammonia is needed to produce many fertilizers as well as certain industrial products. Changing prices for these raw material inputs, as well as the rising costs of freight, historically have resulted in volatility in production costs for certain downstream products. Typically, phosphate prices reflect changes in costs of these inputs, but time lags between the purchase of raw materials and the sale of the finished products may impact margins.

3

India and China drive phosphate trade

India must rely on imports to meet its need for solid phosphate fertilizers since its indigenous rock supply is limited. It imports either finished products or the raw materials (rock, ammonia and sulfur or phosphoric acid) required to produce those products. Although its demand fell in 2012 due to reduced subsidies, India accounted for approximately 30 percent of global trade in DAP and MAP and more than 40 percent of liquid fertilizer imports.

China is a major exporter of phosphate products but its available supply fluctuates according to global prices and its export tax policies. Nonetheless, its participation in the export market is important to the global marketplace. China sold record volumes in 2011 but lower Indian demand and more restrictive Chinese export taxes in 2012 – designed to ensure its adequate domestic fertilizer supplies – resulted in lower exports.

OUR APPROACH TO THE PHOSPHATE BUSINESS

PotashCorp’s strategy in phosphate is to leverage our high-quality rock and produce the industry’s most diversified mix of products in an attempt to maximize returns and provide earnings stability.

Although more than 90 percent of the phosphoric acid produced globally goes into fertilizer, it makes up only 68 percent of our annual phosphate sales volumes. The remaining volumes are sold into feed and industrial markets that are historically more stable than fertilizer and have fewer global producers.

64	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

ALIGNMENT WITH OUR GOALS

We ensure our strategies and actions in each nutrient are aligned with the overall corporate goals we designed to deliver value for all stakeholders. While we pursue excellence in all aspects of our phosphate business, we concentrate on those areas that have the greatest potential to support our broader goals.

Create Superior Shareholder Value

Leverage our lower-cost, high-quality permitted rock supply

PotashCorp is the third-largest world phosphate producer by capacity. We mine 95 percent of the phosphate rock we use at Aurora and White Springs; only for our Geismar operation do we import rock to meet certain customer product requirements. Our permits at Aurora allow approximately 30 years of mining, and we have a life-of-mine permit at White Springs.

Improve the global cost-competitiveness of our operations

The phosphate business is highly competitive and we constantly focus on improving the cost position of our assets on a global basis. Initiatives such as lowering rock mining costs by driving efficiencies are underway at Aurora, our largest facility, to improve its competitive cost position.

Since ammonia and sulfur can impact margins, we are reviewing ways to enhance our long-term supply position for both inputs through access to international markets. Higher ammonia carrier rates have affected the cost of delivery to our phosphate facilities, so we are evaluating options for supplying them from our US nitrogen plants, as well as optimizing our fertilizer product mix to produce more liquids, which rely less on ammonia inputs.

No Harm to People or Damage to the Environment

Focus on water and land conservation

We know that support for our operations from communities, governments and other stakeholders depends on our good environmental stewardship, and we make every effort to reduce the impact of our mining operations on water and land.

Our phosphate facilities are the largest users of water among our operations. We explore ways to improve water use efficiency at our facilities to minimize usage. In 2012, we recycled approximately 94 percent of the water used. Additionally, to minimize our impact on the land, we put into mitigation projects two acres of restored wetlands for every acre of wetlands disturbed at Aurora and a minimum of one acre per acre mined at White Springs. As a result, reclamation and wetland projects at those facilities cover approximately 20,000 acres.

Striving to improve safety performance

Through our continued focus on building a culture of caring throughout our workforce, we were able to make strides in improving safety performance in our phosphate business. We worked to improve existing safety systems and practices, including training our site safety professionals so they can help employees conduct safety audits to better recognize potential hazards and improve the consistency across all facilities.

OUR PHOSPHATE MARKETS

North America

We sell nearly two-thirds of our phosphate in North America, where our proximity to customers means we typically benefit from reduced freight costs. Our North American fertilizer business and our feed and industrial sales in all markets are handled by PCS Sales. We compete in fertilizer markets with Mosaic, CF Industries, Mississippi Phosphates, Simplot and Agrium. For industrial sales, our primary competitors are Innophos, ICL and Chinese producers. In feed sales we compete with Mosaic, Simplot, Chinese and Russian producers.

Offshore

Most of our offshore sales are made to India and Latin America. PhosChem, a US marketing association that includes Mosaic, sells our solid phosphate fertilizers offshore, shipping mainly through a terminal at Morehead City, North Carolina. All offshore sales of liquid phosphate, feed and industrial products are handled by PCS Sales.

We compete primarily with Morocco’s Office Chérifien des Phosphates (OCP) and Russian and Chinese producers in all product categories.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	65

PHOSPHATE

PHOSPHATE PERFORMANCE

PHOSPHATE FINANCIAL RESULTS

	Dollars (millions)			% Increase (Decrease)		Tonnes (thousands)			% Increase (Decrease)		Average per Tonne [1]			% Increase (Decrease)
	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011
Manufactured product
Net sales
Fertilizer	$1,291	$1,533	$1,013	(16)	51	2,473	2,666	2,402	(7)	11	$522	$575	$422	(9)	36
Feed and Industrial	778	750	640	4	17	1,170	1,188	1,230	(2)	(3)	$665	$631	$520	5	21
	2,069	2,283	1,653	(9)	38	3,643	3,854	3,632	(5)	6	$568	$592	$455	(4)	30
Cost of goods sold	(1,617)	(1,650)	(1,322)	(2)	25						$(444)	$(428)	$(364)	4	18
Gross margin	452	633	331	(29)	91						$124	$164	$91	(24)	80
Other miscellaneous and purchased product gross margin [2]	17	15	15	13	–
Gross Margin	$469	$648	$346	(28)	87						$129	$168	$95	(23)	77

Note	16 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Comprised of net sales of $32 million (2011 – $29 million, 2010 – $25 million) less cost of goods sold of $15 million (2011 – $14 million, 2010 – $10 million).

Phosphate gross margin variance was attributable to:

		2012 vs 2011				2011 vs 2010
		Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product
Fertilizer	$ (58)	$ (132)	$ 15	$ (175)	$ 58	$ 418	$ (224)	$ 252
Feed and Industrial	(13)	43	(36)	(6)	(2)	126	(74)	50
Change in product mix	–	–	–	–	15	(15)	–	–
Total manufactured product	$ (71)	$ (89)	$ (21)	$ (181)	$ 71	$ 529	$ (298)	$ 302
Other miscellaneous and purchased product				2				–
Total				$ (179)				$ 302

66	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PERFORMANCE: 2012 VS 2011

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▼	Our average realized phosphate price reflected lower prices for both solid and liquid fertilizers as a result of key benchmark prices resetting.

▲	Industrial products benefited from a time lag on quarterly contract sales.

Sales volumes

▼

Volumes were down due to weak offshore demand and limited phosphoric acid production caused by challenging mining conditions in a new portion of our Aurora mine, weather-related issues and plant turnarounds.

Cost of goods sold

▲	Costs were impacted by lower sulfur costs (down 6 percent).

▼	Solid fertilizer costs reflected higher ammonia costs (up 14 percent).

▼	Rock costs rose on challenging mining conditions in Aurora and increased prices in Geismar.

▲	Negative adjustments to our phosphate asset retirement obligations in 2011 did not occur in 2012.

▼	Costs associated with our Aurora workforce reduction were incurred during the second quarter of 2012.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	67

PHOSPHATE

PERFORMANCE: 2011 VS 2010

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▲	Prices for phosphate products rose in response to supportive crop economics, tight supply/demand fundamentals and higher raw material prices.

▲

The largest price increase was evident in fertilizers, which was supported by strong agricultural fundamentals. Prices for feed were slower to respond because of challenging livestock fundamentals. Industrial prices lagged as they were influenced by certain longer-term contracts.

Sales volumes

▲	Fertilizer volumes grew as we allocated more production to these product lines to capitalize on higher-margin opportunity.

▼	Demand for feed products was impacted by reduced livestock numbers and the use of substitute feed ingredients.

Cost of goods sold

▼	Costs were impacted by higher sulfur costs (up 58 percent) and increased ammonia costs (up 24 percent).

▼

The change in fertilizer costs was higher than in feed and industrial costs due to a higher allocation of fixed costs (a result of fertilizer production volumes increasing more significantly than volumes for the other products).

PHOSPHATE NON-FINANCIAL RESULTS

				% Increase (Decrease)
	2012	2011	2010	2012	2011
P2O5 tonnes produced (thousands)	1,983	2,204	1,987	(10)	11
P2O5 operating rate percentage	84%	93%	84%	(10)	11
Total site severity injury rate	0.41	0.77	0.49	(47)	57
Employee turnover percentage	5.6%	2.9%	2.7%	93	7
Water usage (million m3) per million tonnes of product	33	33	29	–	14
Recycled water used in operations (percentage)	94	94	94	–	–
Environmental incidents	5	2	7	150	(71)

PERFORMANCE: 2012 VS 2011

Safety improvement plans implemented in 2012 focused on improving employee and contractor safety, resulting in a reduced total site severity injury rate.

Employee turnover rate (excluding retirements) on an annualized basis was up due mainly to a workforce reduction at Aurora.

The rise in environmental incidents year over year was the result of three incidents that occurred during or immediately following extreme weather events.

More than 230 employees in 2012 (2011 – 190 employees) received leadership training.

Production monitors and cameras installed on draglines at Aurora improved phosphate mining efficiency during 2012.

Estimated proven and probable phosphate reserves as of December 31, 2012 is described in the table below. For a more complete discussion of important information related to our phosphate reserves, see “Phosphate Operations – Reserves” in our Form 10-K for the year ended December 31, 2012.

	Tonnes of Phosphate Rock Reserves (millions of tonnes)[1]			Average Estimated Years of Remaining Mine Life
	Proven	Probable	Total
Aurora	104.7	7.8	112.5	30
White Springs	33.2	–	33.2	14
	137.9	7.8	145.7[2]

[1]	Stated total average grade 30.66% P2O5.
[2]	Includes 55.4 proven reserves and 6.8 probable reserves to be permitted.

PERFORMANCE: 2011 VS 2010

Total site severity injury rate per 200,000 hours worked increased to 0.77 in 2011 from 0.49 in 2010.

68	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PHOSPHATE PRODUCTION

(million tonnes product)

	Aurora					White Springs					Geismar
	Annual Capacity		Production			Annual Capacity		Production			Annual Capacity		Production
			2012	2011	2010			2012	2011	2010			2012	2011	2010

Liquids: MGA [1]	2.0		1.765	1.956	1.859	1.9		0.016	0.002	–	0.3		0.205	0.228	0.226
SPA	0.7		0.215	0.255	0.206	1.1		0.741	0.795	0.691	0.2		–	–	–

Solids (total)	1.2	DAP	0.209	0.474	0.542	0.7	DAP	–	–	–	–	DAP	–	–	–
		MAP	0.444	0.365	0.374		MAP	0.547	0.590	0.374		MAP	–	–	–
DAP/MAP (total)			0.653	0.839	0.916			0.547	0.590	0.374			–	–	–

[1]

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

ROCK AND ACID PRODUCTION

	Phosphate Rock Production (million tonnes)				Phosphoric Acid (million tonnes P2O5)
	Annual Capacity		Production		Annual Capacity		Production
		2012	2011	2010		2012	2011	2010	Employees

Aurora NC	6.0	4.087	4.617	4.068	1.2	1.029	1.177	1.146	884
White Springs FL	3.6	2.734	2.697	1.783	1.0	0.831	0.889	0.705	702
Geismar LA	–	–	–	–	0.2	0.122	0.138	0.136	72
Total	9.6	6.821	7.314	5.851	2.4	1.982	2.204	1.987	1,658

PURIFIED ACID PRODUCTION

(million tonnes P2O5)

	Annual Capacity	Production
		2012	2011	2010

Aurora NC	0.3	0.235	0.247	0.233

Purified acid is a feedstock for production of downstream industrial products such as metal brighteners, cola drinks and pharmaceuticals.

PHOSPHATE PRODUCTS FOR FOOD

AND TECHNICAL APPLICATIONS

Cincinnati OH	2012	2011	2010
Purified acid feedstock utilized (tonnes P2O5)	12,163	10,911	12,719
Product tonnes processed:
Acid phosphates	14,624	14,337	17,448
Specialty phosphates	4,473	5,635	9,259
Employees	20	23	22

One phosphate employee is located in Newgulf TX.

PHOSPHATE FEED PRODUCTION

(million tonnes)

	Annual Capacity	Production
		2012	2011	2010	Employees
Marseilles IL	0.3	0.201	0.201	0.211	36
White Springs FL
(Monocal) [1]	0.3	–	–	–	–
Weeping Water NE	0.2	0.059	0.083	0.077	35
Joplin MO	0.2	0.045	0.053	0.053	24
Aurora NC (DFP)	0.1	0.063	0.038	0.068	18
Total	1.1	0.368	0.375	0.409	113

[1]	Ceased production January 1, 2009

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	69

NITROGEN

SNAPSHOT OF NITROGEN

Our Strategic Approach

•	Enhance gross margin and earnings stability by being a lower delivered-cost supplier to the large US nitrogen market

•	As nitrogen is the largest consumer of energy among the three nutrients, we focus on initiatives that can reduce its environmental impact

Priorities

•	Optimize/expand our existing nitrogen production facilities

•	Maintain our supply position to industrial markets

•	Reduce direct greenhouse gas emissions and improve energy efficiency

Risks

•	Price cyclicality in an industry that is highly fragmented and regional

•	Unsafe actions or conditions can result in serious injury

Mitigation

•	We have longer-term gas contracts in Trinidad primarily indexed to ammonia prices and consider gas price hedging strategies for our US plants

•	We focus on supplying less cyclical industrial markets

•	Enhance safety systems at all sites

THE BASICS OF NITROGEN

In examining the nitrogen business, we believe it is important to understand three factors.

1

Lower-cost natural gas essential to long-term success

Natural gas is the basis of most of the world’s nitrogen production and can make up 70-85 percent of the cash cost of producing a tonne of ammonia, the feedstock for downstream products. Long-term access to lower-priced gas is therefore essential to sustainable success in this business.

With their large supplies of lower-cost gas, Russia, North Africa and the Middle East are major nitrogen exporters. Although the US is a major importer of nitrogen products, producers there have significant capacity and are in a favorable cost position as increased shale gas supply has lowered prices for domestic natural gas. This has resulted in significant interest in new nitrogen capacity to replace higher-cost imports. With high gas prices in Western Europe, Ukraine and China, nitrogen producers there are higher-cost suppliers and typically play an important role in setting prices in the global marketplace.

2

Pricing volatility in nitrogen markets

Because natural gas is so widely available, nitrogen is a highly fragmented and regionalized business; the 10 largest ammonia producers account for only 19 percent of world capacity. With gas feedstock prevalent in most nitrogen-consuming countries, only 11 percent of global ammonia production is traded. This market structure and the relatively short time needed to build new capacity make nitrogen markets typically more volatile than potash and phosphate.

3

Proximity to ammonia markets

Trade is also limited by the cost and difficulty of transporting ammonia in expensive pressurized railcars and refrigerated rail and ocean vessels. As a result, proximity to the consumer is vital to success in the nitrogen business.

The US is the second-largest consumer of ammonia and the largest importer. Domestic producers, particularly those operating far from major ports, have notable transportation advantages over offshore suppliers in accessing the sizable US market. As it is less than a week’s sailing time from the US, Trinidad has logistical advantages compared to most exporters to supply this key market and accounts for more than 70 percent of US offshore ammonia supply.

OUR APPROACH TO THE

NITROGEN BUSINESS

Our strategy is to enhance gross margin and earnings stability by being a lower delivered-cost supplier to the large US market. Approximately 80 percent of world nitrogen production goes into fertilizers, but we emphasize ammonia sales to industrial customers that value long-term, secure supply, which has typically resulted in less volatility than agriculture-focused nitrogen products such as urea. Sales to these customers made up approximately 70 percent of our total nitrogen sales volumes in 2012.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	71

NITROGEN

ALIGNMENT WITH OUR GOALS

We ensure our strategies and actions in each nutrient are aligned with the overall corporate goals we designed to deliver value for all stakeholders. While we pursue excellence in all aspects of our nitrogen business, we concentrate on those areas that have the greatest potential to support our broader goals.

Create Superior Shareholder Value

Optimize our existing production facilities

Competitive US natural gas prices encouraged us to invest $260 million to resume ammonia production at our plant in Geismar, which is expected to increase our ammonia capacity by approximately 500,000 tonnes in early 2013. We also completed a small expansion at our Augusta facility in 2012. We continue to evaluate opportunities to increase our US nitrogen capacity, focusing on projects that we believe have short payback periods, given the historical variability in nitrogen and natural gas markets.

Our four ammonia plants in Trinidad are important to our nitrogen success. We produced 62 percent of our ammonia there in 2012, with natural gas contracts primarily indexed to ammonia prices, which supports profitability when those prices rise and helps protect margins if they fall. The contracts at our smallest ammonia plant expired in 2011 and at our urea plant in late 2012, but we continued to source gas under temporary extensions. As we pursue new contracts for these plants, and negotiate the three contracts that will expire in 2013 and 2018, our focus will be on establishing new agreements that protect the long-term value of our Trinidad operations.

Be the Supplier of Choice

Maintain our position in industrial markets

Industrial markets traditionally provide more stable demand and better margins than fertilizer. Our industrial customers purchased 50 percent of the solid urea and 77 percent of the ammonia sold from our US plants in 2012.

To maintain our supply position to the industrial market, we try to ensure product can be reliably and competitively delivered to our customers. We achieve this by delivering more than half of our US-produced ammonia sales volumes to industrial customers by pipeline, a safe, reliable method that lowers transportation and distribution costs. We leverage our long-term ammonia vessel leases, deepwater US port positions and the proximity of our Trinidad facilities to serve industrial customers on the US Gulf.

No Harm to People or Damage to the Environment

Improve environmental and safety performance

To ensure we comply with regulations and meet our goal of no damage to the environment, we strive to reduce greenhouse gas emissions and improve energy efficiency at all our facilities. Since our nitrogen plants are the largest contributor to company-wide greenhouse gas emissions and energy consumption on a per-tonne basis, we pay particular attention to improvements in these areas. Energy efficiency and environmental observation metrics are part of our short-term incentive plans at sites, to better align our reward structure with environmental performance.

In 2012, we continued to engage front-line supervisors in safety observations and encourage them in their roles as leaders in safety. We aim to foster a team approach to making safety observations.

OUR NITROGEN MARKETS

North America

We sell most of our product in North America, 82 percent of our sales volumes in 2012, with the majority going into the industrial sector. PCS Sales handles our nitrogen products in North America. Logistical constraints and high transportation costs mean sales, particularly of ammonia, are generally regional. Located mainly in the interior, our US plants are less affected by offshore imports than competitors close to the US Gulf and the Mississippi River. Long-term leases of ammonia vessels at fixed prices enable us to manage transportation costs and provide economical delivery of our Trinidad product. We gain logistical strength and flexibility for these imports by owning facilities or having major supply contracts at six deepwater US ports.

We compete in the US market with domestic producers CF Industries, Agrium and Koch, and with imported product from suppliers in the Middle East, North Africa, Trinidad, Russia and China.

Offshore

Due to the high costs of exporting ammonia, our offshore sales are limited – representing only 18 percent of our total sales. We make most of these sales to Latin America, which Trinidad is well positioned to supply. We compete in this region with a broad range of offshore and domestic producers.

72	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NITROGEN PERFORMANCE

NITROGEN FINANCIAL RESULTS

	Dollars (millions)			% Increase (Decrease)		Tonnes (thousands)			% Increase (Decrease)		Average per Tonne [1]			% Increase (Decrease)
	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011
Manufactured product
Net sales
Ammonia	$ 1,058	$ 1,052	$ 670	1	57	1,894	1,961	1,765	(3)	11	$ 558	$ 536	$ 380	4	41
Urea	568	564	419	1	35	1,105	1,214	1,237	(9)	(2)	$ 514	$ 464	$ 338	11	37
Nitrogen solutions, nitric acid, ammonium nitrate	445	445	422	–	5	1,808	1,837	2,204	(2)	(17)	$ 247	$ 242	$ 192	2	26
	2,071	2,061	1,511	–	36	4,807	5,012	5,206	(4)	(4)	$ 431	$ 411	$ 290	5	42
Cost of goods sold	(1,162)	(1,193)	(1,010)	(3)	18						$ (242)	$ (238)	$ (194)	2	23
Gross margin	909	868	501	5	73						$ 189	$ 173	$ 96	9	80
Other miscellaneous and purchased product gross margin [2]	69	48	27	44	78
Gross Margin	$ 978	$ 916	$ 528	7	73						$ 203	$ 183	$ 101	11	81

Note 16 to the consolidated financial statements provides information pertaining to our business segments.

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Comprised of net sales of $182 million (2011 – $107 million, 2010 – $120 million) less cost of goods sold of $113 million (2011 – $59 million, 2010 – $93 million).

Nitrogen gross margin variance was attributable to:

		2012 vs 2011				2011 vs 2010
		Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product
Ammonia	$ (21)	$ 42	$ 9	$ 30	$ 41	$ 307	$ (111)	$ 237
Urea	(34)	57	6	29	(8)	153	(37)	108
Solutions, NA, AN	(6)	8	(17)	(15)	(22)	93	(55)	16
Hedge	–	–	(3)	(3)	–	–	6	6
Change in product mix	13	(13)	–	–	(53)	53	–	–
Total manufactured product	$ (48)	$ 94	$ (5)	$ 41	$ (42)	$ 606	$ (197)	$ 367
Other miscellaneous and purchased product				21				21
Total				$ 62				$ 388

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	73

NITROGEN

	Sales Tonnes (thousands)			% Increase (Decrease)		Average Net Sales Price per Tonne			% Increase (Decrease)
	2012	2011	2010	2012	2011	2012	2011	2010	2012	2011
Fertilizer	1,382	1,553	1,997	(11)	(22)	$467	$430	$277	9	55
Industrial and Feed	3,425	3,459	3,209	(1)	8	$417	$403	$298	3	35
	4,807	5,012	5,206	(4)	(4)	$431	$411	$290	5	42

PERFORMANCE: 2012 VS 2011

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▲	Ammonia prices were impacted by delayed capacity expansions and outages in the Middle East and North Africa, natural gas curtailments in Trinidad and increased demand.

▲	Although the sharp increase in urea prices in the second quarter of 2012 did not last, prices also remained elevated on tight market supplies.

Sales volumes

▼	Sales volumes were below the same period last year, largely as a result of a turnaround at Augusta and natural gas limitations at Trinidad impacting our production in 2012.

Cost of goods sold

▲

Average natural gas costs in production, including our hedge position, fell 4 percent. Natural gas costs in Trinidad production rose 4 percent while our US spot costs for natural gas used in production decreased 28 percent. Including losses on our hedge position, US gas prices declined 17 percent.

PERFORMANCE: 2011 VS 2010

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

Net sales prices

▲

Realized prices increased as a result of strong demand and tight global supplies. Ammonia production was impacted by unplanned maintenance and gas supply outages in key producing regions such as Trinidad, Europe, Australia and North Africa and construction delays on new projects. Urea was further impacted by reduced exports from China.

Sales volumes

▲	Ammonia rose to meet strong industrial and agricultural demand.

▼	Nitrogen solutions sales declined at our Geismar plant due to a lack of carbon dioxide from external sources in 2011.

74	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Cost of goods sold

▼

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

NITROGEN NON-FINANCIAL RESULTS

				% Increase (Decrease)
	2012	2011	2010	2012	2011
N tonnes produced (thousands)	2,602	2,813	2,767	(8)	2
Total site severity injury rate	0.12	0.22	0.25	(45)	(12)
Employee turnover percentage	4.2%	4.5%	2.2%	(7)	105
Greenhouse gas emissions (CO2 equivalent tonnes/tonne of product)	2.3	2.6	2.6	(12)	–
Environmental incidents	6	3	5	100	(40)

PERFORMANCE: 2012 VS 2011

Total site severity injury rate declined due to a reduction in modified work injuries.

More than 170 employees in 2012 (2011 – 180 employees) received leadership training.

Greenhouse gas emissions fell due to the installation of nitrous oxide controls at Geismar, our largest nitric acid plant.

Environmental incidents were up due to an extreme weather event, equipment failures and human error, the latter two of which have been investigated and corrected to prevent a similar recurrence.

PERFORMANCE: 2011 VS 2010

Total site severity injury rate per 200,000 hours worked declined to 0.22 in 2011 from 0.25 in 2010.

NITROGEN PRODUCTION

(million tonnes)

	Ammonia [1]				Urea Solids				Nitrogen Solutions [3]
	Annual Capacity	Production			Annual Capacity	Production			Annual Capacity	Production
		2012	2011	2010		2012	2011	2010		2012		2011	2010

Trinidad	2.2	1.969	2.094	2.194	0.7	0.566	0.616	0.709	–	–		–	–
Augusta GA	0.8	0.631	0.717	0.693	0.5	0.262	0.266	0.335	0.6	0.241		0.324	0.350
Lima OH	0.6	0.566	0.611	0.482	0.3	0.331	0.338	0.253	0.2	0.089		0.094	0.084
Geismar LA [2]	0.5	–	–	–	–	–	–	–	1.0	0.088		0.083	0.524
Total	4.1	3.166	3.422	3.369	1.5	1.159	1.220	1.297	1.8	0.418		0.501	0.958

	Nitric Acid [1,4]				Ammonium Nitrate Solids
	Annual Capacity	Production			Annual Capacity	Production
		2012	2011	2010		2012	2011	2010	Employees

Trinidad	–	–	–	–	–	–	–	–		417
Augusta GA	0.6	0.566	0.594	0.580	0.6	0.513	0.541	0.504		131
Lima OH	0.1	0.113	0.112	0.096	–	–	–	–		139
Geismar LA	0.8	0.540	0.503	0.639	–	–	–	–		101
Total	1.5	1.219	1.209	1.315	0.6	0.513	0.541	0.504		788	[5]
[1]	A substantial portion is upgraded to value-added products.
[2]	Assumes the anticipated resumption of ammonia production in the first quarter of 2013.
[3]	Based on 32% N content
[4]	As 100% HNO3 tonnes
[5]	472 contract employees work at the nitrogen plants, for a total workforce of 1,260.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	75

OTHER EXPENSES AND INCOME

Dollars (millions), except percentage amounts
				% Increase (Decrease)
	2012	2011	2010	2012	2011
Selling and administrative expenses	$(219)	$(217)	$(228)	1	(5)
Provincial mining and other taxes	(180)	(147)	(77)	22	91
Share of earnings of equity-accounted investees	278	261	174	7	50
Dividend income	144	136	163	6	(17)
Impairment of available-for-sale investment	(341)	–	–	n/m	–
Other expenses	(73)	(13)	(125)	462	(90)
Finance costs	(114)	(159)	(121)	(28)	31
Income taxes	(826)	(1,066)	(701)	(23)	52

n/m	= not meaningful

2012 VS 2011

Provincial mining and other taxes are comprised mainly of the Saskatchewan potash production tax (PPT) and a resource surcharge. The PPT is comprised of a base tax per tonne of product sold and an additional tax based on mine profit, which is reduced by an amount based on potash capital expenditures. The resource surcharge is 3 percent of the value of the company’s Saskatchewan resource sales. The PPT expense increased in 2012 compared to 2011 as a result of carryforwards used in 2011. The resource surcharge decreased as a result of lower potash sales revenue during 2012.

Our share of earnings of equity-accounted investees was higher than last year due to increased earnings by SQM offsetting lower earnings from APC. ICL paid higher dividends in 2012 than in 2011.

During 2012, we concluded there was objective evidence that our available-for-sale investment in Sinofert was impaired due to the significance by which fair value was below cost. As a result, we recognized a non-tax deductible impairment loss of $341 million in net income in 2012. No such losses were recognized in 2011.

Other expenses were higher due to a provision of $41 million for the settlement of eight antitrust lawsuits, which occurred in early 2013.

Finance costs were lower as a result of higher capitalized interest and the repayment of 10-year senior notes in the second quarter of 2011. Weighted average debt obligations outstanding and the associated interest rates were as follows:

Dollars (millions), except percentage amounts
Obligations	Weighted Average	2012	2011	% Change
Long-term debt [1]	Outstanding	$3,757	$4,032	(7)
	Interest rate	5.2%	5.3%	(2)
Short-term debt	Outstanding	$533	$950	(44)
	Interest rate	0.4%	0.4%	–

[1]	Includes current portion.

Income taxes decreased due to lower income before taxes. Effective tax rates were as follows:

	2012	2011
Actual effective tax rate on ordinary earnings	25%	26%
Actual effective tax rate including discrete items	28%	26%

The impairment of our available-for-sale investment in Sinofert is not deductible for tax purposes. This increased the 2012 actual effective tax rate including discrete items by 3 percent. Total discrete tax adjustments that impacted the rate in 2012 resulted in an income tax expense of $27 million (2011 – $1 million). Significant items recorded included the following:

•	In 2012, a current tax recovery of $28 million and a deferred tax expense of $45 million to adjust the 2011 income tax provision to the income tax returns filed during 2012;

•	In 2011, a current tax recovery of $21 million for previously paid withholding taxes;

•	In 2011, a current tax recovery of $14 million due to income tax losses in a foreign jurisdiction; and

•	In 2011, a deferred tax expense of $26 million to adjust amounts related to partnerships.

For 2012, 57 percent of the effective tax rate on the current year’s ordinary earnings pertained to current income taxes and 43 percent related to deferred income taxes. The decrease in the current portion from 75 percent in 2011 was largely due to lower earnings and increased tax depreciation in Canada.

76	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

2011 VS 2010

The PPT expense increased as a result of higher potash profitability, but was partially offset by carryforwards. There was no PPT in 2010 due to lower profitability and loss carryforwards. The resource surcharge rose as a result of higher potash sales revenues during 2011.

Our share of earnings of equity-accounted investees, including APC and SQM, was higher in 2011 than in 2010 due to increased earnings by these companies.

Finance costs increased primarily as a result of lower capitalized interest in 2011 as expansion projects became available for use. Weighted average debt obligations outstanding and the associated interest rates were as follows:

Dollars (millions), except percentage amounts
Obligations	Weighted Average	2011	2010	% Change
Long-term debt [1]	Outstanding	$4,032	$3,459	17
	Interest rate	5.3%	5.7%	(7)
Short-term debt	Outstanding	$950	$536	77
	Interest rate	0.4%	0.5%	(20)

[1]	Includes current portion.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	77

QUARTERLY RESULTS

QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE

(Dollars (millions), except per-share amounts, and as otherwise noted)
	2012					2011
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Financial Results
Sales	$1,746	$2,396	$2,143	$1,642	$7,927	$2,204	$2,325	$2,321	$1,865	$8,715
Less: Freight, transportation and distribution	(104)	(123)	(154)	(113)	(494)	(149)	(132)	(129)	(86)	(496)
Cost of goods sold	(944)	(1,074)	(1,062)	(943)	(4,023)	(959)	(1,025)	(1,060)	(889)	(3,933)
Gross margin	698	1,199	927	586	3,410	1,096	1,168	1,132	890	4,286
Operating income	685	857	918	559	3,019	1,025	1,175	1,142	964	4,306
Net income	491	522	645	421	2,079	732	840	826	683	3,081
Other comprehensive income (loss)	110	21	313	77	521	(246)	(94)	(1,121)	(253)	(1,714)
Net income per share [1]	0.56	0.60	0.74	0.48	2.37	0.84	0.96	0.94	0.78	3.51
Cash provided by operating activities	372	1,222	759	872	3,225	690	1,064	865	866	3,485
Non-Financial Results
Production (KCl Tonnes – thousands)	1,575	2,807	1,579	1,763	7,724	2,592	2,570	1,937	2,244	9,343
P2O5 operating rate percentage	82	84	83	85	84	90	93	95	94	93
Production (N Tonnes – thousands)	681	697	651	573	2,602	686	705	724	698	2,813
Total site severity injury rate	0.47	0.44	0.63	0.53	0.55	0.72	0.49	0.46	0.52	0.54
Environmental incidents	7	5	6	1	19	3	5	3	3	14

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

Highlights of our 2012 fourth quarter compared to the same quarter in 2011 include (direction of arrows refers to impact on comprehensive income):

Ú

With reduced shipments to offshore customers and lower realized prices, potash gross margin fell. In North America, distributors purchased to meet immediate farmer demand, which pushed North American sales volumes higher. This strength was more than offset by a decline in offshore sales volumes. The absence of Canpotex contract shipments to China and India, along with the deferral of demand in other markets, pushed sales volumes down. Latin American (32 percent) and other Asian (58 percent) markets represented the majority of shipments from Canpotex. Our average realized potash price was down, reflecting heightened competitive pressure in most major spot markets as well as the impact of higher per-tonne costs for Canpotex’s fixed transportation and distribution expenses that were allocated over fewer tonnes. The combination of 22 shutdown weeks to primarily match production to market demand (15 weeks in 2011 for expansion-related work and inventory adjustments to match reduced demand), a rise in costs associated with product from Esterhazy and a greater percentage of production coming from higher-cost facilities negatively impacted potash cost of goods sold.

Ú

Phosphate gross margin was lower due largely to a decline in contributions from fertilizer products, while feed and industrial product lines remained relatively strong. Sales volumes fell as temporary production constraints at Aurora, caused by challenging mining conditions, primarily impacted saleable tonnage of fertilizer products. Average realized phosphate prices were down as prices for solid and liquid fertilizers declined as a result of weaker demand. This drop was tempered by comparatively stable feed and industrial realizations. Cost of goods sold for the quarter decreased mainly due to lower sulfur costs (18 percent), partly offset by higher ammonia (13 percent) and rock costs.

Ú

Nitrogen gross margin declined. Sales volumes were flat as the loss of production at our Trinidad facility, due to interruptions in natural gas supply, was almost offset by increased demand for downstream products. A combination of strong demand and supply challenges in key producing regions resulted in higher realized ammonia prices while prices softened for downstream products. As a result, our average realized price declined slightly. Our total average cost of natural gas used in production, including hedge, increased 10 percent (Trinidad gas costs increased 6 percent while US spot prices, including losses on our hedge position, increased 16 percent), resulting in increased cost of goods sold.

78	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Ú	Share of earnings of equity-accounted investees fell due to lower earnings of SQM and APC.

Ú	Dividend income was less as ICL paid fewer dividends.

Ù	The actual effective tax rate, including discrete items, was 21 percent (2011 – 27 percent). The decrease was due to a lower proportion of earnings in Canada and the US and fewer discrete tax adjustments quarter-over-quarter ($10 million expense in 2012 compared to $29 million expense in 2011).

Ù

Other comprehensive income in 2012 was due mainly to an increase in the fair value of our investment in Sinofert while other comprehensive loss in 2011 was primarily caused by a decrease in the fair value of our investment in ICL.

	Three Months Ended December 31
	Sales Tonnes (thousands)			Average Net Sales Price per MT
	2012	2011	% Increase (Decrease)	2012	2011	% Increase (Decrease)
Potash
Manufactured Product
North America	588	422	39	$447	$514	(13)
Offshore	729	1,159	(37)	$339	$401	(15)
Manufactured Product	1,317	1,581	(17)	$387	$431	(10)
Phosphate
Manufactured Product
Fertilizer	541	586	(8)	$529	$614	(14)
Feed and Industrial	297	304	(2)	$663	$663	–
Manufactured Product	838	890	(6)	$577	$631	(9)
Nitrogen
Manufactured Product
Ammonia	395	458	(14)	$667	$607	10
Urea	235	242	(3)	$475	$502	(5)
Nitrogen solutions, nitric acid, ammonium nitrate	437	381	15	$247	$259	(5)
Manufactured Product	1,067	1,081	(1)	$453	$461	(2)

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	79

FINANCIAL CONDITION REVIEW

BALANCE SHEET ANALYSIS

As of December 31, 2012, total assets increased 12 percent while total liabilities declined 1 percent and total equity rose 26 percent compared to December 31, 2011.

Property, plant and equipment increased primarily (67 percent) due to further progress on our previously announced potash capacity expansions and other potash projects. Available-for-sale investments rose due to the higher fair value of our investment in ICL, partially offset by a lower fair value for our investment in Sinofert. Receivables fell mainly as a result of lower trade receivables, due mostly to fewer sales being booked in the last month of 2012 compared to 2011, and partially offset by increased taxes receivable resulting primarily from tax installments that were based on higher anticipated earnings and the classification of investment tax credits as current. Cash provided by operations exceeded cash used to purchase property, plant and equipment, repay commercial paper and pay dividends, resulting in higher cash and cash equivalents. As at December 31, 2012, $481 million (2011 – $387 million) of our cash and cash equivalents was held in certain foreign subsidiaries. There are no current plans to repatriate these funds in a taxable manner.

Short-term debt and current portion of long-term debt fell as the repayment of commercial paper exceeded the increase in current portion of long-term debt (our senior notes due March 1, 2013 were classified as current). Payables and accrued charges were impacted by reduced income taxes payable (as a result of payments made during 2012, partly offset by current taxes accrued on earnings), a tripling of dividends payable, due to announced increases in dividends per share, and increased trade payables. Deferred income tax liabilities increased primarily due to tax depreciation exceeding accounting depreciation and reduced deferred tax assets on unexercised stock options. The increase was partially offset by the tax impact of the remeasurement of our defined benefit plans.

Significant changes in equity were primarily the result of net income being offset, in part, by dividends declared and other comprehensive income (primarily affected by the reclassification to income of a $341 million unrealized loss on our investment in Sinofert, which was impaired in the second quarter of 2012, and an increase in the fair value of our investment in ICL).

80	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

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

Contractual Obligations and Other Commitments

Dollars (millions) at December 31, 2012
	Payments Due by Period
	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations	$3,756	$250	$1,000	$506	$2,000
Estimated interest payments on long-term debt obligations	2,081	186	317	263	1,315
Operating leases	468	90	156	87	135
Purchase commitments	667	384	148	89	46
Capital commitments	282	257	25	–	–
Other commitments	136	31	49	34	22
Asset retirement obligations and environmental costs	675	38	49	63	525
Other long-term liabilities	2,398	114	250	214	1,820
Total	$10,463	$1,350	$1,994	$1,256	$5,863

Long-term debt

As described in Note 12 to the consolidated financial statements, long-term debt consists of $3,750 million of senior notes that were issued under US shelf registration statements and a net of $6 million under back-to-back loan arrangements.

Our senior notes have no sinking fund requirements and are not subject to any financial test covenants but are subject to certain customary covenants and events of default as described in Notes 9 and 12 to the consolidated financial statements. The company was in compliance with all such covenants as described on Page 84. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes, other than those due in 2013, at 101 percent of the principal amount of the senior notes repurchased, plus accrued and unpaid interest.

The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2012.

Operating leases

We have long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The most significant operating leases consist of railcars (extending to approximately 2030), four vessels for transporting ammonia from Trinidad (one agreement runs until 2017 while the others terminate in 2016) and two barges for transporting phosphoric acid (expire in 2014 and 2022).

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	81

LIQUIDITY AND CAPITAL RESOURCES

Capital commitments

The company has various long-term contracts related to capital projects, the latest of which expires in 2014. The commitments included in the table on Page 81 are based on expected contract prices.

Based on anticipated exchange rates, during 2013 we expect to incur capital expenditures, including capitalized interest, of approximately $1,070 million for opportunity capital, approximately $580 million to sustain operations at existing levels and approximately $130 million for major repairs and maintenance (including plant turnarounds).

Other commitments

Other commitments consist principally of amounts relating to pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2022, and mineral lease commitments, the latest of which expires in 2033.

Asset retirement obligations and environmental costs

Commitments associated with our asset retirement obligations are expected to occur principally over the next 87 years for phosphate and over a longer period for potash. Environmental costs consist of restoration obligations, which are expected to occur through 2031.

Other long-term liabilities

Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes.

Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all long-term deferred income tax liabilities have been reflected in the “over 5 years” category in the table on Page 81.

SOURCES AND USES OF CASH

The company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the following table:

Dollars (millions), except percentage amounts				% Increase (Decrease)

	2012	2011	2010	2012	2011
Cash provided by operating activities	$3,225	$3,485	$3,131	(7)	11
Cash used in investing activities	(2,204)	(2,251)	(2,572)	(2)	(12)
Cash used in financing activities	(889)	(1,216)	(532)	(27)	129
Increase in cash and cash equivalents	$132	$18	$27	633	(33)

Dollars (millions), except ratio and percentage amounts at December 31:

			% Increase (Decrease)
	2012	2011	2012
Current assets	$2,496	$2,408	4
Current liabilities	(1,854)	(2,194)	(15)
Working capital	642	214	200
Working capital ratio	1.35	1.10	23

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

2012 vs 2011

Cash provided by operating activities fell year over year. The decline in cash provided by operating activities was primarily due to lower net income, partially offset by the add-back of a non-cash impairment charge, increased depreciation and amortization, higher provision for deferred income tax, lower undistributed earnings of equity-accounted investees and decreased pension contributions. The difference in adjustments for changes in non-cash operating working capital was impacted by increased receivables (down in 2011), a decrease in inventories in 2011 and lower payables and accrued charges (higher in 2011).

Cash used in investing activities was primarily for additions to property, plant and equipment, of which approximately 67 percent (2011 – 79 percent) related to the potash segment.

Cash used in financing activities in 2012 primarily reflected net repayment of outstanding commercial paper and dividends paid. In 2011, cash used in financing activities primarily reflected the net

82	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

decrease in commercial paper, the repayment of 10-year senior notes at maturity and dividends paid.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months, exclusive of any possible acquisitions. At this time we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

2011 vs 2010

Cash provided by operating activities rose due to higher net income and was partially offset by changes in non-cash operating working capital, which was impacted by increased receivables and inventories (both fell during 2010) and increased payables and accrued charges (increased during 2010). Increases to provisions for deferred income tax resulted from accelerated capital deductions. Contributions to defined benefit pension plans were higher in 2011 than in 2010 due to increased funding.

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

PRINCIPAL DEBT INSTRUMENTS

[1]

Included in the amount outstanding and committed is $369 million of commercial paper. The authorized aggregate amount under the company’s commercial paper programs in Canada and the US was $1,500 million (increased to $2,500 million in January 2013). The amounts available under the commercial paper programs are limited to the availability of backup funds under the credit facilities.

[2]	Letters of credit committed. We also have an uncommitted $32 million letter of credit facility against which $28 million was issued at December 31, 2012.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	83

CAPITAL STRUCTURE AND MANAGEMENT

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facilities, and fixed rates on our senior notes. As of December 31, 2012, interest rates ranged from 0.3 percent to 0.4 percent on outstanding commercial paper denominated in US dollars.

Our two syndicated credit facilities provide for unsecured advances up to the total facilities amount less direct borrowings and amounts committed in respect of commercial paper outstanding. We also have a $75 million short-term line of credit that is available through August 2013 and an uncommitted $32 million letter of credit facility that is due on demand. Direct borrowings, outstanding commercial paper and outstanding letters of credit reduce the amounts available under the line of credit and the credit facilities. The line of credit and credit facilities have financial tests and other covenants (detailed in Notes 9 and 12 to the consolidated financial statements) with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as of December 31, 2012 and at this time anticipate being in compliance with such covenants in 2013. The accompanying table summarizes the limits and results of certain covenants.

Debt covenants at December 31 Dollars (millions), except ratio amounts	Limit	2012
Debt-to-capital ratio [1]	≤ 0.60	0.29
Long-term debt-to-EBITDA ratio [2]	≤ 3.5	0.83
Debt of subsidiaries (for line of credit)	<$ 1,000	$6
Debt of subsidiaries (for credit facility)	<$ 650	$6
Minimum tangible net worth [3]	≥$ 1,250	$9,768

The following non-IFRS financial measures are requirements of our debt covenants and should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS:

[1]	Debt-to-capital ratio = debt (short-term debt and current portion of long-term debt + long-term debt) / (debt + shareholders’ equity).

[2]

Long-term debt-to-EBITDA ratio = long-term debt / EBITDA. EBITDA is calculated according to the definition in Notes 9 and 12 to the consolidated financial statements. As compared to net income according to IFRS, EBITDA is limited in that periodic costs of certain capitalized tangible and intangible assets used in generating revenues are excluded. Long-term debt to net income at December 31, 2012 was 1.7.

[3]

Defined as shareholders’ equity – goodwill – intangible assets – deferred expenses. As compared to shareholders’ equity according to IFRS ($9,912 million at December 31, 2012), this measure is limited in that certain assets required to be recognized are excluded.

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt by Standard & Poor’s would increase the interest rates applicable to borrowings under our syndicated credit facilities and our line of credit.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the Canadian and US commercial paper markets primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

Rating (outlook) at December 31	Long-Term Debt				Short-Term Debt
	2012		2011		2012		2011
Moody’s	Baa1 (positive	)	Baa1 (positive	)	P-2		P-2
Standard & Poor’s	A- (stable	)	A- (stable	)	A-2	[1]	A-2	[1]
DBRS	n/a		n/a		R1 low		R1 low

[1]	S&P assigned a global commercial paper rating of A-2, but rated our commercial paper A-1 (low) on a Canadian scale.

n/a	= not applicable

A security rating is not a recommendation to buy, sell or hold securities. Such rating may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Our $3,750 million of senior notes were issued under US shelf registration statements.

For 2012, our weighted average cost of capital was 9.1 percent (2011 – 9.6 percent), of which 89 percent represented the cost of equity (2011 – 90 percent).

OUTSTANDING SHARE DATA

Refer to Notes 15 and 22 to the consolidated financial statements for information pertaining to our outstanding shares and options.

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

Contingencies

Refer to Note 27 to the consolidated financial statements for a contingency related to Canpotex.

Guarantee Contracts

Refer to Note 28 to the consolidated financial statements for information pertaining to our guarantees.

84	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Derivative Instruments

We use derivative financial instruments to manage exposure to commodity price and exchange rate fluctuations. Refer to Note 11 to the consolidated financial statements for further information. Except for certain non-financial derivatives that have qualified for and for which we have documented a normal purchase or normal sale exception in accordance with accounting standards, derivatives are recorded on the Consolidated Statements of Financial Position at fair value and marked-to-market each reporting period regardless of whether they are designated as hedges for IFRS purposes.

Leases and Long-Term Contracts

Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 81.

OTHER FINANCIAL INFORMATION

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 29 to 32. A discussion of price risk, interest rate risk, foreign exchange risk, credit risk and liquidity risk, including relevant risk sensitivities, can be found in Note 24 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

Refer to Note 29 to the consolidated financial statements for information pertaining to transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements (see Note 2 for description of policies or references to notes where such policies are contained). Certain of these policies, such as principles of consolidation, derivative instruments, pension and other post-retirement benefits, impairment of investments and provisions for asset retirement, environmental and other obligations, involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board of Directors.

RECENT ACCOUNTING CHANGES AND EFFECTIVE DATES

Refer to Note 2 to the consolidated financial statements for information pertaining to accounting changes effective in 2012, if any, and for information on issued accounting pronouncements that will be effective in future years.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	85

GOVERNANCE AND REMUNERATION

MESSAGE FROM THE CHAIR

Your company was recognized again in 2012 for good governance, and that makes me and the rest of your Board of Directors both proud and humble. Governance is a key priority; it is our responsibility to supervise the successful management of this vital global business, and to protect and enhance its value.

We do this through careful oversight of the strategies and resource allocation chosen by senior management, and by studying the opportunities and risks that arise. We examine performance and results, and review and recommend action plans with a focus on the outlook for the future of this company so important to all of us. We believe these practices help grow value for the long term, in the interests of shareholders, employees, customers, suppliers, the communities where we operate and the environments we affect.

As a Board, your directors are progressive and engaged, which sets the stage for a high-performing company that delivers more than financial excellence. We have a culture of integrity, mutual respect, openness, willingness to challenge the status quo and constant striving to learn and improve. We are committed to connecting actively with stakeholders, and have set up a process for them to communicate with us directly. Listening to stakeholders is a core value at PotashCorp.

To help us fulfill our responsibility, we have developed and implemented governance practices to assess and determine appropriateness of risks, maximize management performance and ensure operation with integrity and transparency. We monitor regulatory developments in Canada, the US and other jurisdictions to help us improve governance, and we examine and change our own actions as necessary. Our approach to effective communication and reporting was validated by our receipt of PricewaterhouseCoopers’ “Towards Integrated Reporting: 10 Year Anniversary International Award” and the Canadian Institute of Chartered Accountants’ “Award of Excellence in Financial Reporting” and “Award of Excellence for Corporate Reporting in Mining.” The Board and management do not manage with the intent to have the company recognized, but these awards do independently provide assessment of oversight decisions and actions.

Our key activities in 2012 and our plans for 2013 are outlined below.

Sincerely,

D. J. Howe

Board Chair

February 19, 2013

ROLE OF THE BOARD

The Board is responsible for the stewardship and oversight of the management of the company and our global business. It has the authority and obligation to protect and enhance the assets of the company in the interest of all shareholders. In pursuing the best interests of the company, the Board considers all our important relationships, including with PotashCorp’s shareholders, customers, employees, suppliers, the communities and the environments where we do business; recognizing that all are essential to a successful business.

The involvement and commitment of directors are evidenced by regular Board and committee meeting attendance, preparation and active participation in setting goals, rigorous director education programs and requiring performance in the interest of the company.

BOARD’S VIEW ON DIRECTORS

Each director must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the company. Directors and senior officers are bound by the PotashCorp Governance Principles and PotashCorp Core Values and Code of Conduct, which can be found together with other governance-related documents on our website.

The Board has also developed categorical independence standards to assist it in determining when individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities. We comply with the independence requirements of all applicable regulators. As of the date of this annual report, 11 of 13 of the company’s directors were independent.

86	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

All directors are elected by the shareholders each year at the annual meeting of shareholders. A nominee for a position on the Board must meet certain legal qualification standards and meet an appropriate mix of expertise and qualities outlined below. While the emphasis on filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

The corporate governance and nominating committee reviewed the director succession plan during 2012. On an ongoing basis, the committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. Prior to joining the Board, new directors are informed of the degree of energy and commitment the company expects of our directors.

DIRECTORS’ SKILLS AND EXPERTISE

To enhance value for the company, the Board draws on the following specific experience, attributes and qualifications, represented by one or multiple directors, when looking at issues being faced by the company.

The Board has known dates for future Board renewal and a well-defined director selection process. During 2012, two new directors (with experience, attributes and qualifications including global/international commerce, security, public policy, fertilizer/chemical industry and global senior executive management) were added to the Board to replace two retiring directors (with experience, attributes and qualifications including public policy, business management, global commerce and legal).

The company has a robust process for director evaluation, director personal reviews and for making changes, if warranted. To assess the Board’s performance, the company follows a five-part effectiveness evaluation program (described more fully in Appendix A of the 2013 Proxy Circular) that includes an annual assessment of the Board, each committee, the Board chair, each committee chair and each individual director. Further, as part of the Board’s continuing efforts to improve its performance, it periodically surveys those members of senior management who regularly interact with the Board and/or its committees to solicit their input and perspective on its operation and how it might improve its effectiveness.

The Board has also placed tight controls on the number of boards a director can sit on at one time and recently brought this number down to four public company boards in total, including ours.

More information on our Board (including their experience, attendance and the value of at-risk holdings) can be found on Pages 6 to 13 in our 2013 Proxy Circular.

KEY ACTIVITIES AND PRIORITIES

2012 Activities

The Board’s activities and priorities included:

•	Overseeing and approving the company’s business strategy and strategic planning process, including a two-day meeting focused on the topic. The Board has adopted a strategic planning process

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	87

GOVERNANCE AND REMUNERATION

and approves, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. In doing so, it has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

•	Overseeing the company’s risk management process, including a two-day meeting focused on the topic, as described more fully on Pages 29 to 32.

•	Reviewing the “needs matrix” and nominating for election to the Board two qualified directors.

•	Visiting company facilities, including a meeting at our Geismar plant. During the year, certain Board members also visited Aurora, White Springs, Marseilles, Augusta and Lima.

•

Obtaining ongoing director education by participating in presentations, attending internal and external site tours, receiving information on numerous matters and topics in 2012 and receiving training/education in: financial reporting; workplace safety; executive compensation; corporate governance; governmental; regulatory and public affairs; growth and strategy; risk climate in the Middle East; takeover preparedness; succession planning; social media; reputation risk; sustainability; and integrated reporting. Two directors are accredited under the Institute of Corporate Directors (ICD) Director Education Program, and all are members of ICD and the National Association of Corporate Directors (NACD).

•

Meeting with the CEO and others to discuss succession plans for the positions of CEO and other senior executive officers. The Board regularly interacts with the senior management team and periodically attends company events to build relationships with the people who represent PotashCorp’s future.

The reports from the compensation, audit and corporate governance and nominating committees of the Board can be read on Pages 24 to 68 of our 2013 Proxy Circular.

2013 Priorities

•

Overseeing the company’s business strategy and strategic planning process, taking into account, among other things, the opportunities available to and risks related to all of our businesses. Among the most important strategic priorities is the Board’s objective of making PotashCorp one of the safest companies in the world.

•

Continuing to develop and consider our CEO and senior executive officer succession plans. We believe we have some of the most experienced leaders in the industry, and the Board remains focused on encouraging the development of future leaders to promote stability at all levels of senior management.

•

Reviewing and overseeing the company’s risk management policies and procedures. The Board and its committees actively monitor risk management, including legal compliance and anti-corruption, and review the company-wide risk matrix and risk mitigation efforts.

•

Evaluating and incentivizing management performance. The Board performs comprehensive performance reviews of our CEO and various members of senior management in order to motivate and assess individual performance and incentivize senior management to effectively align pay with performance and achieve the company’s objectives.

•

Remaining actively involved in stakeholder engagement. The Board consistently pursues important shareholder engagement activities and encourages members of senior management beyond the CEO to engage with shareholders and all of our stakeholders, including through community initiatives and volunteer efforts and contributions.

•

Assessing the Board’s “needs matrix” and ongoing makeup of the Board membership so that it continues to be comprised of qualified individuals with broad ranges of experience and expertise who work together with integrity, professionalism and the judgment necessary for the Board to carry out its mandate effectively.

COMMUNICATION WITH STAKEHOLDERS

Reaching out to stakeholders and listening to their opinions is a core value of PotashCorp. The Board values and is continually seeking new opportunities to engage in constructive dialogue with shareholders, who mainly reside in North America and are substantially institutional by nature, and other stakeholders on a wide range of topics including compensation, sustainability, safety, health and the environment and other important governance matters. Some specific initiatives included:

•	An annual investor survey in 2012, seeking input from our top shareholders and those who follow our company.

•

Investor conferences plus one-on-one and group investor meetings. In addition, investors are provided with the opportunity to contact our Investor Relations department by letter, e-mail or phone on a continuing basis.

•

The use of Twitter accounts to enable engagement with a broader group of stakeholders on topics including news and updates on financial reporting and general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

88	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

EXECUTIVE COMPENSATION

The Board is responsible for executive compensation, with support by the standing compensation committee, and together they are committed to getting it right, both for shareholders and for the company’s long-term success.

Compensation programs can help mitigate risk-taking, but risks cannot be managed solely by remote control through these programs. The Board believes that, among other factors, certain elements of our compensation programs, which are described in greater detail in the Compensation Discussion and Analysis section of our 2013 Proxy Circular, help to discourage inappropriate risk-taking.

In 2012, Towers Watson analyzed our programs from a risk-management perspective and concluded that our plans were not reasonably likely to have a material adverse effect on our company. As part of its risk assessment, Towers Watson considered elements such as our Policy on Recoupment of Unearned Compensation (see 2013 Proxy Circular Page 47 for a description of this policy), our share ownership requirements and the significant percentage of compensation made in the form of long-term and medium-term awards, all of which align incentives with appropriate risk-taking. The compensation committee agreed with the conclusions of Towers Watson and determined that PotashCorp’s compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company. We intend to engage our compensation consultant to conduct periodic comprehensive risk assessments.

Our Philosophy

We believe our executive compensation philosophy is straightforward:

•	We set corporate goals aligned with shareholder interests.

•	We design pay packages to incent and reward performance aligned with our corporate goals. Specifically:

–	Components of the pay package have different time horizons.

–

Total direct cash compensation is targeted at the median of comparable companies, with above-median compensation tied to above-median performance and below-median compensation tied to below-median performance.

–	The majority of pay is at-risk based on individual and company performance.

–	The at-risk components of the package are designed to pay in proportion to performance and no reward is to be given for performance short of the threshold.

–	The compensation design should not incent undue risk-taking.

–	The compensation plans are designed to create an ownership mentality in executives.

–	There should be an appropriate level of value sharing between shareholders and executives, with shareholders receiving returns before executives receive incentive compensation.
•	We test the outcomes of our compensation packages to measure their reasonableness and our success in aligning pay and performance.

This program is discussed in depth in the Compensation section of our 2013 Proxy Circular.

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

The Board has designed the plans so that our shareholders earn a return before our executives earn incentive compensation and that the payouts are in proportion to shareholders’ returns. As a result, we emphasize pay-for-performance, with at-risk components of total compensation linked directly to total shareholder return and cash flow return.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	89

GOVERNANCE AND REMUNERATION

At PotashCorp, accountability is a core value. To that end, we annually set targets that reflect the interests of our stakeholders to measure our performance against these targets. We design our compensation plans to help drive achievement of our goals and objectives.

Category	Component	Form	2012 Expense	Eligibility[1]	Performance Period	Determination
Base Salary and Wages	Salary and Wages	Cash	$464 million	All employees (5,779 people)	Annual	• The only fixed component of total direct compensation is typically set annually and at median of comparator data.
At-Risk Compensation	Short-term incentive plan (STIP)	Cash	$37 million	All executives, most salaried staff and hourly union and non-union employees (5,465 people)	1 year

•    Based on achieving Board-established cash flow return metric; our corporate STIP program also requires achievement of certain safety targets and our operating sites’ STIP programs also require achievement of certain safety, environmental and operational targets.

•    No payout for achieving less than 50 percent of target; maximum payout is capped at two times target regardless of cash flow return achieved, subject to adjustment (+/-30 percent) based on individual performance for salaried staff.

	Medium-term incentive plan (MTIP)	Performance share units	$4 million	All executives and senior management (74 people)	3-year performance cycle (current MTIP began on January 1, 2012 and will end on December 31, 2014)	• One-half of payout based on corporate TSR[2] and half based on our TSR relative to peer group index [3].

•    No payout if minimum performance objectives are not achieved; maximum payout on each component is capped at 150 percent of target; maximum price escalation is capped at four times the starting price of the 2012 MTIP [4].

	Long-term incentives (Performance Option Plan)	Performance options	$23 million	All executives, senior management and other selected management (268 people)	3-year cycle (vesting)	• Performance options incorporate a performance-based vesting schedule measuring the three-year average excess of cash flow return over our weighted average cost of capital.
• Value of options based on share price appreciation over 10-year option period.
• Awarded once per year, following shareholder approval; no off-cycle option grants during the year.

[1]	At December 31, 2012

[2]

TSR is the total shareholder return on an investment in PotashCorp stock from the time the investment is made. It has two components: (1) growth in share price and (2) related dividend income on the shares.

[3]	DAXglobal Agribusiness Index with dividends.

[4]	As discussed in the Compensation Discussion and Analysis section of our 2013 Proxy Circular.

90	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

Category	Component	Form	Obligation at December 31, 2012	Eligibility	Measurement Period	Determination
Retirement Plans	Retirement benefits	Cash	$1,612 million	All employees	Pensionable service period, some to maximum of 35 years

•    Employees are eligible to participate in either a defined benefit or defined contribution pension plan, some of which include a savings feature, a performance contribution feature or stock purchase plan. Supplemental plans are designed to deliver average benefits based on comparative compensation information.

Category	Component	Form	2012 Expense	Eligibility	Measurement Period	Determination
Severance	Severance benefits	Cash, insurance or other benefits	$7 million for a workforce reduction at Aurora	General benefits for all employees; change in control benefits for two employees	Upon termination of employment	• Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	91

GOVERNANCE AND REMUNERATION

AFFORDABILITY AND ALIGNMENT WITH COMPANY GOALS

It is important to us that compensation be affordable and properly aligned with the company’s performance. With the assistance of an independent compensation consultant, the Board reviews compensation practices against these important requirements.

To measure affordability, our independent compensation consultant measures the realized pay (as described in the 2013 Proxy Circular) earned by our five most-highly compensated officers as a percentage of PotashCorp’s net income. This percentage over the three years ended December 31, 2011 was the lowest among our Comparator Group (as described in our 2013 Proxy Circular) at just 0.5 percent.

Goal (see results on Pages 42 to 52)	Discussion
1. Create superior shareholder value	At-risk incentive compensation plans include short-term, medium-term and long-term cycles and are based on TSR, share appreciation or a related measure.
2. Be the supplier of choice to the markets we serve	The STIP is based on annual Board-approved goals for sales, productivity and profitability. Achieving them requires us to meet the needs of customers throughout the year.
3. Build strong relationships with and improve the socioeconomic well-being of our communities	Our target is to invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in the communities in which we work and in other philanthropic programs. We actively encourage all employees, particularly executives, to participate in philanthropic programs in our communities and we offer gift-matching opportunities for our employees. To make this investment in our communities, it is important to sustain earnings on a consistent basis.
4. Attract and retain talented, motivated and productive employees who are committed to our long-term goals	Target compensation is competitive with the industry average. Executives are motivated to achieve strong results through opportunities to earn above target based on company and individual performance.
5. Achieve no harm to people and no damage to the environment	At all plant locations, one-half of the annual STIP payout depends on performance in relation to local metrics, a significant portion of which relates to safety and environmental performance. At corporate offices, 5 percent of the annual STIP payout depends on the company’s overall safety performance.

92	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

FORWARD-LOOKING STATEMENTS

This 2012 Annual Integrated Report, including the Business Outlook section of Management’s Discussion & Analysis of Financial Condition and Results of Operations, contains forward-looking statements or forward-looking information (“forward-looking statements”). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should,” “could,” “expect,” “may,” “anticipate,” “believe,” “intend,” “estimates,” “plans” and similar expressions. These statements are based on certain factors and assumptions as set forth in this 2012 Annual Integrated Report, including with respect to: foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in the forward-looking statements, including, but not limited to the following: variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur, transportation and petrochemical markets; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in competitive pressures, including pricing pressures; adverse or uncertain economic conditions and changes in credit and financial markets; the results of sales contract negotiations within major markets; economic and political uncertainty around the world; timing and impact of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets; unexpected or adverse weather conditions; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflows; imprecision in reserve estimates; adverse developments in new and pending legal proceedings or government investigations; acquisitions we may undertake; strikes or other forms of work stoppage or slowdowns; rates of return on and the risks associated with our investments; changes in, and the effects of, government policies and regulations; security risks related to our information technology systems; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2012 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	93

NON-IFRS FINANCIAL MEASURES IN MD&A

PotashCorp uses cash flow and cash flow return (both non-IFRS financial measures) as supplemental measures to evaluate the performance of the company’s assets in terms of the cash flow they have generated. Calculated on the total cost basis of the company’s assets rather than on the depreciated value, these measures reflect cash returned on the total investment outlay. The company believes these measures are valuable to assess shareholder value. As such, management believes this information to be useful to investors.

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

(in millions of US dollars except percentage amounts)
	2012	2011	2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2005 [1]	2004 [1]	2003 [1]	2002 [1]
Net income (loss)	2,079	3,081	1,775	981	3,466	1,104	607	543	299	(84)	55
Total assets	18,206	16,257	15,547	12,922	10,249	9,717	6,217	5,358	5,127	4,567	4,623
Return on assets [2]	11.4%	19.0%	11.4%	7.6%	33.8%	11.4%	9.8%	10.1%	5.8%	(1.8% )	1.2%
Net income (loss)	2,079	3,081	1,775	981	3,466	1,104	607	543	299	(84)	55
Income taxes	826	1,066	701	79	1,060	417	142	267	132	–	31
Change in unrealized loss (gain) on derivatives included in net income	3	1	–	(56)	69	(17)	–	–	–	–	–
Finance costs	114	159	121	121	63	69	86	82	84	91	83
Current income taxes [3]	(404)	(700)	(479)	120	(995)	(297)	(108)	(227)	(105)	–	(24)
Depreciation and amortization	578	489	449	312	328	291	242	242	240	227	217
Impairment of available-for-sale investment	341	–	–	–	–	–	–	–	–	–	–
Cash flow [4]	3,537	4,096	2,567	1,557	3,991	1,567	969	907	650	234	362
Total assets	18,206	16,257	15,547	12,922	10,249	9,717	6,217	5,358	5,127	4,567	4,623
Cash and cash equivalents	(562)	(430)	(412)	(385)	(277)	(720)	(326)	(94)	(459)	(5)	(25)
Fair value of derivative assets	(10)	(10)	(5)	(9)	(18)	(135)	–	–	–	–	–
Accumulated depreciation of property, plant and equipment	4,176	3,653	3,171	2,712	2,527	2,281	2,074	1,928	1,755	1,576	1,455
Net unrealized gain on available-for-sale investments	(1,197)	(982)	(2,563)	(1,900)	(886)	(2,284)	–	–	–	–	–
Accumulated amortization of other assets and intangible assets	104	93	76	57	81	66	80	73	72	77	64
Payables and accrued charges	(1,188)	(1,295)	(1,198)	(798)	(1,191)	(912)	(545)	(843)	(600)	(380)	(347)
Adjusted assets	19,529	17,286	14,616	12,599	10,485	8,013	7,500	6,422	5,895	5,835	5,770
Average adjusted assets	18,408	15,951	13,627 [6]	11,542	9,249	7,757	6,961	6,159	5,865	5,803	5,655
Cash flow return [5]	19.2%	25.7%	18.8%	13.5%	43.2%	20.2%	13.9%	14.7%	11.1%	4.0%	6.4%

[1]

As we adopted IFRS with effect from January 1, 2010, our 2002 to 2009 information is presented on a previous Canadian GAAP basis and, to the extent such information constitutes Canadian non-GAAP measures, is reconciled to the most directly comparable measure calculated in accordance with previous Canadian GAAP. Accordingly, information for 2002 to 2009 may not be comparable to 2010, 2011 and 2012.

[2]	Return on assets = net income (loss) / total assets.

[3]

Current income taxes = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS).

[4]

Cash flow = net income (loss) + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment.

[5]

Cash flow return = cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gain on available-for-sale investments – payables and accrued charges).

[6]

Based on adjusted assets as of January 1, 2010 of $12,637, which was calculated similarly to 2009 under previous Canadian GAAP except the following IFRS amounts were used: total assets of $12,842, accumulated depreciation of property, plant and equipment of $2,850 and payables and accrued charges of $(817).

94	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

11 YEAR DATA

SUMMARY FINANCIAL PERFORMANCE INDICATORS

(in millions of US dollars except per-share, percentage and as otherwise noted)
	2012		2011		2010	2009 [1]	2008 [1]		2007 [1]	2006 [1]	2005 [1]		2004 [1]	2003 [1]	2002 [1]
Net income (loss) [2]	2,079		3,081		1,775	981	3,466		1,104	607	543		299	(84)	55
Net income (loss) per share – diluted	2.37		3.51		1.95	1.08	3.64		1.13	0.63	0.54		0.30	(0.09)	0.06
EBITDA [3]	3,597		4,795		3,046	1,493	4,917		1,881	1,077	1,134		755	234	386
Net income (loss) as percentage of sales	26.2%		35.4%		27.1%	24.7%	36.7%		21.1%	16.1%	14.1%		9.2%	(3.0% )	2.5%
Adjusted EBITDA margin [4]	53.0%		58.3%		50.3%	40.8%	54.7%		39.5%	31.9%	32.6%		26.0%	9.5%	20.0%
Cash flow prior to working capital changes [5]	3,358		3,704		2,509	1,351	3,781		1,525	941	860		538	369	289
Cash provided by operating activities	3,225		3,485		3,131	924	3,013		1,689	697	865		658	386	316
Free cash flow [6]	1,154		1,456		359	(467)	2,536		926	431	483		315	185	41
Return on assets see Page 94	11.4%		19.0%		11.4%	7.6%	33.8%		11.4%	9.8%	10.1%		5.8%	(1.8% )	1.2%
Cash flow return see Page 94	19.2%		25.7%		18.8%	13.5%	43.2%		20.2%	13.9%	14.7%		11.1%	4.0%	6.4%
Weighted average cost of capital	9.1%		9.6%		10.2%	10.1%	12.0%		10.0%	8.8%	8.3%		8.4%	7.3%	7.3%
Total shareholder return	(0.1%	)	(19.5%	)	43.1%	48.7%	(48.9%	)	201.7%	79.6%	(2.7%	)	93.5%	37.6%	5.1%
Total debt to capital	29.2%		36.6%		45.5%	38.6%	40.3%		19.3%	41.0%	41.5%		36.4%	42.3%	42.2%
Net debt to capital [8]	26.2%		34.4%		43.6%	36.3%	38.1%		10.6%	36.6%	39.9%		27.5%	42.2%	41.8%
Total debt to net income (loss)	2.0		1.5		3.1	4.1	0.9		1.3	3.2	2.8		4.6	(17.2)	27.2
Net debt to EBITDA [9]	1.0		0.9		1.7	2.5	0.6		0.4	1.5	1.2		1.2	6.2	3.8
Total assets	18,206		16,257		15,547	12,922	10,249		9,717	6,217	5,358		5,127	4,567	4,623
Shareholders’ equity	9,912		7,847		6,685	6,440	4,535		5,994	2,755	2,133		2,386	1,974	2,050

FINANCIAL DATA, RECONCILIATIONS AND CALCULATIONS

(in millions of US dollars except share, per-share and tonnage amounts, and as otherwise noted)
	2012	2011	2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2005 [1]	2004 [1]	2003 [1]	2002 [1]
Net income (loss) [2]	2,079	3,081	1,775	981	3,466	1,104	607	543	299	(84)	55
Finance costs	114	159	121	121	63	69	86	82	84	91	83
Income taxes	826	1,066	701	79	1,060	417	142	267	132	–	31
Depreciation and amortization	578	489	449	312	328	291	242	242	240	227	217
EBITDA [3]	3,597	4,795	3,046	1,493	4,917	1,881	1,077	1,134	755	234	386
Net income (loss) as percentage of sales	26.2%	35.4%	27.1%	24.7%	36.7%	21.1%	16.1%	14.1%	9.2%	(3.0% )	2.5%
Adjusted EBITDA margin [4]	53.0%	58.3%	50.3%	40.8%	54.7%	39.5%	31.9%	32.6%	26.0%	9.5%	20.0%
Cash flow prior to working capital changes [5]	3,358	3,704	2,509	1,351	3,781	1,525	941	860	538	369	289
Receivables	188	(155)	256	53	(594)	(155)	11	(107)	(52)	(39)	(11)
Inventories	(7)	(146)	66	88	(324)	61	14	(120)	(11)	12	(18)
Prepaid expenses and other current assets	(32)	(1)	(6)	21	(24)	7	–	(6)	(6)	11	(4)
Payables and accrued charges	(282)	83	306	(589)	174	251	(269)	238	189	33	60
Changes in non-cash operating working capital	(133)	(219)	622	(427)	(768)	164	(244)	5	120	17	27
Cash provided by operating activities	3,225	3,485	3,131	924	3,013	1,689	697	865	658	386	316
Cash additions to property, plant and equipment	(2,133)	(2,176)	(2,079)	(1,764)	(1,198)	(607)	(509)	(383)	(220)	(151)	(212)
Other assets and intangible assets	(71)	(72)	(71)	(54)	(47)	8	(1)	6	(3)	(33)	(36)
Changes in non-cash operating working capital	133	219	(622)	427	768	(164)	244	(5)	(120)	(17)	(27)
Free cash flow [6]	1,154	1,456	359	(467)	2,536	926	431	483	315	185	41
Footnotes detailed on Pages 98-99

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	95

11 YEAR DATA

	2012	2011		2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2005 [1]	2004 [1]	2003 [1]	2002 [1]
Weighted average cost of capital	9.1%	9.6%		10.2%	10.1%	12.0%	10.0%	8.8%	8.3%	8.4%	7.3%	7.3%
End of year closing price (dollars)	40.69	41.28		51.61	36.17	24.41	47.99	15.94	8.91	9.23	4.80	3.53
Beginning of year opening price (dollars)	41.28	51.61		36.17	24.41	47.99	15.94	8.91	9.23	4.80	3.53	3.41
Change in share price (dollars)	(0.59)	(10.33)		15.44	11.76	(23.58)	32.05	7.03	(0.32)	4.43	1.27	0.12
Dividends per share, ex-dividend date (dollars)	0.56	0.24		0.13	0.13	0.13	0.10	0.07	0.07	0.06	0.06	0.06
Total shareholder return	(0.1% )	(19.5%	)[7]	43.1% [7]	48.7%	(48.9% )	201.7%	79.6% [7]	(2.7% )	93.5%	37.6% [7]	5.1% [7]
Short-term debt	369	829		1,274	727	1,324	90	158	252	94	176	473
Current portion of long-term debt	246	3		597	2	–	–	400	1	10	1	3
Long-term debt	3,466	3,705		3,707	3,319	1,740	1,339	1,357	1,258	1,259	1,269	1,020
Total debt	4,081	4,537		5,578	4,048	3,064	1,429	1,915	1,511	1,363	1,446	1,496
Cash and cash equivalents	(562)	(430)		(412)	(385)	(277)	(720)	(326)	(94)	(459)	(5)	(25)
Net debt [8]	3,519	4,107		5,166	3,663	2,787	709	1,589	1,417	904	1,441	1,471
Shareholders’ equity	9,912	7,847		6,685	6,440	4,535	5,994	2,755	2,133	2,386	1,974	2,050
Total debt to capital	29.2%	36.6%		45.5%	38.6%	40.3%	19.3%	41.0%	41.5%	36.4%	42.3%	42.2%
Net debt to capital [8]	26.2%	34.4%		43.6%	36.3%	38.1%	10.6%	36.6%	39.9%	27.5%	42.2%	41.8%
Total debt to net income (loss)	2.0	1.5		3.1	4.1	0.9	1.3	3.2	2.8	4.6	(17.2)	27.2
Net debt to EBITDA [9]	1.0	0.9		1.7	2.5	0.6	0.4	1.5	1.2	1.2	6.2	3.8
Current assets	2,496	2,408		2,095	2,272	2,267	1,811	1,310	1,111	1,244	734	832
Current liabilities	(1,854)	(2,194)		(3,144)	(1,577)	(2,623)	(1,002)	(1,104)	(1,096)	(704)	(558)	(823)
Working capital	642	214		(1,049)	695	(356)	809	206	15	540	176	9
Cash and cash equivalents	(562)	(430)		(412)	(385)	(277)	(720)	(326)	(94)	(459)	(5)	(25)
Short-term debt	369	829		1,274	727	1,324	90	158	252	94	176	473
Current portion of long-term debt	246	3		597	2	–	–	400	1	10	1	3
Non-cash operating working capital	695	616		410	1,039	691	179	438	174	185	348	460
Sales
Potash	3,285	3,983		3,001	1,316	4,068	1,797	1,228	1,341	1,056	759	669
Phosphate	2,292	2,478		1,822	1,374	2,881	1,637	1,255	1,137	978	884	714
Nitrogen	2,350	2,254		1,716	1,287	2,498	1,800	1,284	1,369	1,210	1,156	841
Total sales	7,927	8,715		6,539	3,977	9,447	5,234	3,767	3,847	3,244	2,799	2,224
Freight, transportation and distribution	(494)	(496)		(488)	(319)	(458)	(470)	(390)	(371)	(343)	(333)	(295)
Net sales [10]	7,433	8,219		6,051	3,658	8,989	4,764	3,377	3,476	2,901	2,466	1,929
Potash net sales
North America	1,231	1,502		1,222	507	1,308	657	471	496	348	231	215
Offshore	1,835	2,223		1,506	699	2,527	910	576	668	505	336	301
Miscellaneous and purchased product	13	14		14	16	24	14	12	13	43	52	29
Total potash net sales	3,079	3,739		2,742	1,222	3,859	1,581	1,059	1,177	896	619	545
Gross margin
Potash	1,963	2,722		1,816	731	3,056	912	561	707	423	204	221
Phosphate	469	648		346	92	1,068	434	84	99	15	(17)	42
Nitrogen	978	916		528	192	737	536	316	319	243	193	47
Total gross margin	3,410	4,286		2,690	1,015	4,861	1,882	961	1,125	681	380	310

Footnotes detailed on Pages 98-99

96	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

	2012	2011	2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2005 [1]	2004 [1]	2003 [1]	2002 [1]
Depreciation and amortization
Potash	169	142	125	40	82	72	58	65	66	52	44
Phosphate	261	207	197	164	141	121	95	95	84	79	77
Nitrogen	138	132	119	99	97	88	77	72	80	86	88
Other	10	8	8	9	8	10	12	10	10	10	8
Total depreciation and amortization	578	489	449	312	328	291	242	242	240	227	217
Operating income	3,019	4,306	2,597	1,181	4,589	1,589	835	893	514	7	170
Net income (loss) per share – basic	2.42	3.60	2.00	1.11	3.76	1.17	0.65	0.56	0.31	(0.09)	0.06
Net income (loss) per share – diluted	2.37	3.51	1.95	1.08	3.64	1.13	0.63	0.54	0.30	(0.09)	0.06
Dividends declared per share	0.70	0.28	0.13	0.13	0.13	0.12	0.07	0.07	0.06	0.06	0.06
Capital spending
Sustaining	651	509	523	416	303	204	154	127	125	112	102
Opportunity	1,482	1,667	1,556	1,348	895	403	355	256	95	39	110
Total cash additions to property, plant and equipment	2,133	2,176	2,079	1,764	1,198	607	509	383	220	151	212
Weighted average shares outstanding
Basic (thousands)	860,033	855,677	886,371	886,740	922,439	946,923	935,640	977,112	971,703	940,140	936,378
Diluted (thousands)	875,907	876,637	911,093	911,828	952,313	972,924	956,067	999,702	996,651	940,140	941,688
Shares outstanding at the end of the year (thousands) [11]	864,901	858,703	853,123	887,927	885,603	949,233	943,209	932,346	995,679	956,016	937,404

NON-FINANCIAL DATA, OPERATING DATA AND CALCULATIONS

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Customers
Average customer survey score [12]	92%	90%	90%	89%	91%	90%	n/a	n/a	n/a	n/a	n/a
Number of product tonnes involved in customer complaints (000 tonnes) [13]	64	59	97	190	191	152	289	166	n/a	n/a	n/a
Community
Community investment ($ millions)	28	21	17	10	7	4	4	4	4	2	2
Taxes and royalties ($ millions)	654	997	620	(8)	1,684	507	238	430	251	102	126
Average community survey score [14]	4.5	4.4	4.2	4.1	4.0	4.1	4.3	n/a	n/a	n/a	n/a
Employees
Employees at year-end (actual #)	5,779	5,703	5,486	5,136	5,301	5,003	4,871	4,879	4,906	4,904	5,199
Average employee engagement score [15]	79%	73%	73%	76%	79%	69%	66%	n/a	n/a	n/a	n/a
Annual employee turnover rate (excluding retirements) [16]	4.6%	3.8%	3.3%	5.8%	5.7%	n/a	n/a	n/a	n/a	n/a	n/a
Gender diversity – proportion of females [17]	8%	8%	8%	9%	9%	9%	9%	9%	8%	n/a	n/a
Safety
Total site severity injury rate (per 200,000 hours worked)	0.55	0.54	0.38	0.74	0.97	n/a	n/a	n/a	n/a	n/a	n/a
Total site recordable injury rate	1.29	1.42	1.29	1.54	2.21	n/a	n/a	n/a	n/a	n/a	n/a
Environment
Environmental incidents	19	14	20	22	19	25	26	n/a	n/a	n/a	n/a
Waste (million tonnes) [18]	23.7	30.2	26.2	15.0	26.3	28.1	24.4	n/a	n/a	n/a	n/a
Direct energy used (000 terajoules) [19]	160	166	162	152	154	159	n/a	n/a	n/a	n/a	n/a

n/a	= not available as data had not been previously compiled consistent with current methodology

Footnotes detailed on Pages 98-99

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	97

11 YEAR DATA

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Production (thousands)
Potash production (KCI) tonnage	7,724	9,343	8,078	3,405	8,697	9,159	7,018	8,816	7,914	7,094	6,447
Phosphate production (P2O5 ) tonnage	1,983	2,204	1,987	1,505	1,942	2,164	2,108	2,097	1,962	1,861	1,512
Nitrogen production (N) tonnage	2,602	2,813	2,767	2,551	2,780	2,986	2,579	2,600	2,558	2,619	2,990
Sales (thousands)
Potash sales – manufactured product tonnes
North America	2,590	3,114	3,355	1,093	2,962	3,471	2,785	3,144	3,246	2,870	2,780
Offshore	4,640	5,932	5,289	1,895	5,585	5,929	4,411	5,020	5,030	4,213	3,547
Potash sales	7,230	9,046	8,644	2,988	8,547	9,400	7,196	8,164	8,276	7,083	6,327
Phosphate sales – manufactured product tonnes	3,643	3,854	3,632	3,055	3,322	4,151	3,970	3,860	3,675	3,560	2,809
Nitrogen sales – manufactured product tonnes	4,807	5,012	5,206	4,967	5,042	5,731	4,675	4,843	4,738	5,370	5,943

NON-IFRS FINANCIAL MEASURES AND FOOTNOTES TO RECONCILIATIONS AND CALCULATIONS

(in millions of US dollars except share and per-share amounts)

Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, cash flow prior to working capital changes, free cash flow, cash flow, cash flow return, net debt, net debt to capital, net debt to EBITDA and net sales are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

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

[1]

As we adopted IFRS with effect from January 1, 2010, our 2002 to 2009 annual information is presented on a previous Canadian GAAP basis and, to the extent such information constitutes Canadian non-GAAP measures, is reconciled to the most directly comparable measure calculated in accordance with previous Canadian GAAP. Accordingly, our information for 2002 to 2009 may not be comparable to the periods 2010 to 2012.

[2]	There were no discontinued operations in any of the accounting periods. After-tax effects of certain items affecting net income were as follows:

	2012	2011	2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2004 [1]	2003 [1]
Impairment of available-for-sale investment	$341	$–	$–	$–	$–	$–	$–	$–	$–
Takeover response costs	–	1	56	–	–	–	–	–	–
Loss (gain) on sale of assets	–	–	–	6	(16)	–	–	(37)	–
(Recovery) impairment of auction rate securities	–	–	–	(91)	67	19	–	–	–
Impairment of property, plant and equipment	–	–	–	–	–	–	5	–	90
Plant shutdown and closure and office consolidation	–	–	–	–	–	–	–	6	114
Total after-tax effects on net income	$341	$1	$56	$(85)	$51	$19	$5	$(31)	$204

[3]

PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net income (loss) according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments, costs associated with takeover response and certain gains and losses on disposal of assets. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the effects of the following items:

	2012	2011	2010	2009 [1]	2008 [1]	2007 [1]	2006 [1]	2004 [1]	2003 [1]
Impairment of available-for-sale investment	$341	$–	$–	$–	$–	$–	$–	$–	$–
Takeover response costs	–	2	73	–	–	–	–	–	–
Loss (gain) on sale of assets	–	–	–	8	(21)	–	–	(37)	–
(Recovery) impairment of auction rate securities	–	–	–	(115)	89	27	–	–	–
Impairment of property, plant and equipment	–	–	–	–	–	–	6	–	132
Plant shutdown and closure and office consolidation	–	–	–	–	–	–	–	6	114
Total items included in EBITDA	341	2	73	(107)	68	27	6	(31)	246
EBITDA	3,597	4,795	3,046	1,493	4,917	1,881	1,077	755	234
Adjusted EBITDA	$3,938	$4,797	$3,119	$1,386	$4,985	$1,908	$1,083	$724	$480

98	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

[4]

Management believes comparing EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using adjusted EBITDA as compared to net income, adjusted EBITDA margin as compared to net income as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales; adjusted EBITDA also includes earnings from equity investees whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of income.

[5]

Management uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality or other timing issues assists management in making long-term liquidity assessments. Management also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

[6]

The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues, additions to property, plant and equipment, and changes to other assets assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of its ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

[7]	On a post-split basis, the dividend per share was $0.243 in 2011, $0.133 in 2010, $0.0667 in 2006, $0.0556 in 2003 and $0.0556 in 2002.

[8]

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

[9]

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

[10]

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

[11]	Common shares were repurchased in 2010, 2008, 2005, 2000 and 1999 in the amounts of 42.190 million, 68.547 million, 85.500 million, 18.630 million and 5.670 million, respectively.

[12]

The annual customer satisfaction survey is conducted online by an independent third party and includes a select group of top customers from each sales segment and region to form a Customer Advisory Council. Customers were asked to commit to participate in annual satisfaction surveys for five years, to ensure consistent measurement and reporting of customer satisfaction. Results are determined by taking a simple average of our individual product quality and customer service scores in fertilizer, feed, industrial nitrogen and purified phosphate.

[13]

A complaint occurs when our product does not meet our product specification sheet requirements, our chemical analysis requirements or our physical size specifications (e.g. product is undersized, has too many lumps or has too much dust).

[14]

The PotashCorp Survey of Community Opinion is conducted annually by an independent third party in the communities where we have significant operations; each community is generally surveyed every three years. Community leaders and representatives are interviewed by telephone and are asked to provide a ranking in three broad areas: perception of community involvement (value to the community, image and communication), business practices (market presence, safety performance and environmental performance) and economic issues (contribution to the local economy and support for expansion). A local optional question may also be developed by each community. Each question is rated on a scale of 1 (low) to 5 (high) and results are determined by taking a simple average of the metrics described above.

[15]	A confidential external survey is generally administered to every employee every second year.

[16]

The number of permanent employees who left the company (due to deaths and voluntary and involuntary terminations) as a percentage of average total employees during the year. Retirements and terminations of temporary employees are excluded.

[17]	Based on permanent employees only and excludes employees on long-term disability.

[18]	Comprised of waste or byproducts from mining, including: coarse and fine tailings from potash mining, waste salt and clay, salt as brine to injection wells and gypsum.

[19]	Direct energy used is energy consumed by our operations in order to mine, mill and manufacture our products. Energy is used by burning fossil fuels, reforming natural gas and purchasing electricity.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	99

11 YEAR DATA

FINANCIAL TERMS

Adjusted EBITDA = EBITDA + takeover response costs + impairment charges/recoveries – loss (gain) on sale of assets + shutdown / closure-related costs

Adjusted EBITDA margin = adjusted EBITDA / net sales

Average adjusted assets = simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

Cash flow = net income or loss + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment

Cash flow return = cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gain on available-for-sale investments – payables and accrued charges)

Current income taxes = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS)

EBITDA = earnings (net income or loss) before finance costs, income taxes, depreciation and amortization

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

Net sales = sales – freight, transportation and distribution

Return on assets = net income or loss / total assets

Taxes and royalties = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – investment tax credits – realized excess tax benefit related to share-based compensation (under IFRS) + potash production tax + resource surcharge + royalties + municipal taxes + other miscellaneous taxes; all amounts calculated on an accrual basis

Total debt to capital = total debt / (total debt + total shareholders’ equity)

Total debt to net income or loss = total debt / net income or loss

Total shareholder return = (change in market price per common share + dividends per share, ex-dividend date) / beginning market price per common share

Weighted average cost of capital = simple quarterly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

NON-FINANCIAL TERMS

Community Investment = cash disbursements + matching of employee gifts + in-kind contributions of equipment, goods, services and employee volunteerism (on corporate time).

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

Total site recordable injury rate = total recordable injuries (fatality, lost-time injury, modified work injury or medical injury) multiplied by 200,000 hours worked divided by the actual number of hours worked. Total site includes PotashCorp employees, contractors and others on site.

Total site severity injury rate = total of lost-time injuries (a lost-time injury occurs when the injured person is unable to return to work on his/her next scheduled workday after the injury) + modified work injuries (a work-related injury where a licensed health care professional or the employer recommends that the employee not perform one or more of the routine functions of the job or not work the full workday that he/she would have otherwise worked) for every 200,000 hours worked. Total site includes PotashCorp employees, contractors and others on site.

100	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

FINANCIALS

2012 Consolidated Financial Statements and Notes

Cypress trees thrive in this wetland reclamation project at our White Springs phosphate operation.

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

Our independent registered chartered accountants, Deloitte LLP, provide an audit of the consolidated financial statements, as reflected in their report for 2012 included on Page 103.

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

Deloitte LLP, the independent registered chartered accountants, have full and independent access to the audit committee to discuss their audit and related matters.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. During the past year, we have directed efforts to improve our internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of the company’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, as reflected in their report for 2012 included on Page 102.

W. Doyle President and Chief Executive Officer February 19, 2013	W. Brownlee Executive Vice President and Chief Financial Officer

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	101

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 19, 2013 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants

Saskatoon, Canada

February 19, 2013

102	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Saskatoon, Canada

February 19, 2013

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	103

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31		In millions of US dollars
Notes		2012	2011
	Assets
	Current assets
	Cash and cash equivalents	$562	$430
Note 3	Receivables	1,089	1,195
Note 4	Inventories	762	731
	Prepaid expenses and other current assets	83	52
		2,496	2,408
	Non-current assets
Note 5	Property, plant and equipment	11,505	9,922
Note 6	Investments in equity-accounted investees	1,254	1,187
Note 6	Available-for-sale investments	2,481	2,265
Note 7	Other assets	344	360
Note 8	Intangible assets	126	115
	Total Assets	$18,206	$16,257
	Liabilities
	Current liabilities
Note 9, 12	Short-term debt and current portion of long-term debt	$615	$832
Note 10	Payables and accrued charges	1,188	1,295
Note 11	Current portion of derivative instrument liabilities	51	67
		1,854	2,194
	Non-current liabilities
Note 12	Long-term debt	3,466	3,705
Note 11	Derivative instrument liabilities	167	204
Note 21	Deferred income tax liabilities	1,482	1,052
Note 13	Pension and other post-retirement benefit liabilities	569	552
Note 14	Asset retirement obligations and accrued environmental costs	645	615
	Other non-current liabilities and deferred credits	111	88
	Total Liabilities	8,294	8,410
	Shareholders’ Equity
Note 15	Share capital	1,543	1,483
	Contributed surplus	299	291
	Accumulated other comprehensive income	1,399	816
	Retained earnings	6,671	5,257
	Total Shareholders’ Equity	9,912	7,847
	Total Liabilities and Shareholders’ Equity	$18,206	$16,257

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

104	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31		In millions of US dollars except per-share amounts
Notes		2012	2011	2010
Note 16	Sales	$7,927	$8,715	$6,539
	Freight, transportation and distribution	(494)	(496)	(488)
Note 17	Cost of goods sold	(4,023)	(3,933)	(3,361)
	Gross Margin	3,410	4,286	2,690

Note 17	Selling and administrative expenses	(219)	(217)	(228)
Note 18	Provincial mining and other taxes	(180)	(147)	(77)
	Share of earnings of equity-accounted investees	278	261	174
	Dividend income	144	136	163
Note 6	Impairment of available-for-sale investment	(341)	–	–
Note 19	Other expenses	(73)	(13)	(125)

	Operating Income	3,019	4,306	2,597
Note 20	Finance costs	(114)	(159)	(121)

	Income Before Income Taxes	2,905	4,147	2,476
Note 21	Income taxes	(826)	(1,066)	(701)

	Net Income	$2,079	$3,081	$1,775

Note 22	Net Income per Share – Basic	$2.42	$3.60	$2.00

Note 22	Net Income per Share – Diluted	$2.37	$3.51	$1.95

	Dividends Declared per Share	$0.70	$0.28	$0.13

(See Notes to the Consolidated Financial Statements)

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	105

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31	In millions of US dollars
(Net of related income taxes)	2012	2011	2010
Net Income	$2,079	$3,081	$1,775
Other comprehensive income (loss)
Net increase (decrease) in net unrealized gain on available-for-sale investments [1]	216	(1,581)	663
Reclassification to income of unrealized loss on impaired available-for-sale investment (Note 6)	341	–	–
Net actuarial loss on defined benefit plans [2]	(62)	(136)	(25)
Net loss on derivatives designated as cash flow hedges [3]	(20)	(38)	(119)
Reclassification to income of net loss on cash flow hedges [4]	50	47	53
Other	(4)	(6)	(1)
Other Comprehensive Income (Loss)	521	(1,714)	571
Comprehensive Income	$2,600	$1,367	$2,346

[1]	Available-for-sale investments are comprised of shares in Israel Chemicals Ltd. and Sinofert Holdings Limited.
[2]	Net of income taxes of $31 (2011 – $75, 2010 – $11).
[3]	Cash flow hedges are comprised of natural gas derivative instruments and are net of income taxes of $7 (2011 – $24, 2010 – $72).
[4]	Net of income taxes of $(32) (2011 – $(29), 2010 – $(32)).

(See Notes to the Consolidated Financial Statements)

106	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31		In millions of US dollars
		2012		2011		2010
Operating Activities
Net income		$2,079		$3,081		$1,775
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	578		489		449
Share-based compensation	24		24		24
Impairment of available-for-sale investment (Note 6)	341		–		–
Realized excess tax benefit related to share-based compensation	30		29		45
Provision for deferred income tax	392		337		177
Net undistributed earnings of equity-accounted investees	(67)		(133)		(96)
Pension and other post-retirement benefits	(68)		(122)		(24)
Asset retirement obligations and accrued environmental costs	(2)		39		77
Other long-term liabilities and miscellaneous	51		(40)		82

Subtotal of adjustments		1,279		623		734
Changes in non-cash operating working capital
Receivables	188		(155)		256
Inventories	(7)		(146)		66
Prepaid expenses and other current assets	(32)		(1)		(6)
Payables and accrued charges	(282)		83		306

Subtotal of changes in non-cash operating working capital		(133)		(219)		622
Cash provided by operating activities		3,225		3,485		3,131
Investing Activities
Additions to property, plant and equipment		(2,133)		(2,176)		(2,079)
Purchase of long-term investments		–		(3)		(422)
Other assets and intangible assets		(71)		(72)		(71)
Cash used in investing activities		(2,204)		(2,251)		(2,572)
Financing Activities
Proceeds from long-term debt obligations		–		–		1,794
Repayment of and finance costs on long-term debt obligations		(2)		(607)		(810)
(Repayment of) proceeds from short-term debt obligations		(460)		(445)		547
Dividends		(467)		(208)		(119)
Repurchase of common shares		–		–		(2,000)
Issuance of common shares		40		44		56
Cash used in financing activities		(889)		(1,216)		(532)
Increase in Cash and Cash Equivalents		132		18		27
Cash and Cash Equivalents, Beginning of Year		430		412		385
Cash and Cash Equivalents, End of Year		$562		$430		$412
Cash and cash equivalents comprised of:
Cash		$64		$46		$115
Short-term investments		498		384		297
		$562		$430		$412
Supplemental cash flow disclosure
Interest paid		$209		$233		$212
Income taxes paid (recovered)		$676		$623		$(45)

(See Notes to the Consolidated Financial Statements)

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	107

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of US dollars
	Equity Attributable to Common Shareholders [1]
			Accumulated Other Comprehensive Income
	Share Capital	Contributed Surplus	Net unrealized gain on available- for-sale investments	Net loss on derivatives designated as cash flow hedges	Net actuarial loss on defined benefit plans		Other	Total Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
Balance – January 1, 2010	$1,430	$273	$1,900	$(111)	$–	[2]	$9	$1,798	$2,804	$6,305
Net income	–	–	–	–	–		–	–	1,775	1,775
Other comprehensive income (loss)	–	–	663	(66)	(25)		(1)	571	–	571
Share repurchase	(69)	(47)	–	–	–		–	–	(1,884)	(2,000)
Dividends declared	–	–	–	–	–		–	–	(118)	(118)
Effect of share-based compensation including issuance of common shares	68	82	–	–	–		–	–	–	150
Shares issued for dividend reinvestment plan	2	–	–	–	–		–	–	–	2
Transfer of net actuarial loss on defined benefit plans	–	–	–	–	25		–	25	(25)	–
Balance – December 31, 2010	$1,431	$308	$2,563	$(177)	$–	[2]	$8	$2,394	$2,552	$6,685
Net income	–	–	–	–	–		–	–	3,081	3,081
Other comprehensive (loss) income	–	–	(1,581)	9	(136)		(6)	(1,714)	–	(1,714)
Dividends declared	–	–	–	–	–		–	–	(240)	(240)
Effect of share-based compensation including issuance of common shares	48	(17)	–	–	–		–	–	–	31
Shares issued for dividend reinvestment plan	4	–	–	–	–		–	–	–	4
Transfer of net actuarial loss on defined benefit plans	–	–	–	–	136		–	136	(136)	–
Balance – December 31, 2011	$1,483	$291	$982	$(168)	$–	[2]	$2	$816	$5,257	$7,847
Net income	–	–	–	–	–		–	–	2,079	2,079
Other comprehensive income (loss)	–	–	557	30	(62)		(4)	521	–	521
Dividends declared	–	–	–	–	–		–	–	(603)	(603)
Effect of share-based compensation including issuance of common shares	47	8	–	–	–		–	–	–	55
Shares issued for dividend reinvestment plan	13	–	–	–	–		–	–	–	13
Transfer of net actuarial loss on defined benefit plans	–	–	–	–	62		–	62	(62)	–
Balance – December 31, 2012	$1,543	$299	$1,539	$(138)	$–	[2]	$(2)	$1,399	$6,671	$9,912

[1]	All equity transactions are attributable to common shareholders.
[2]	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Consolidated Financial Statements)

108	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 1	DESCRIPTION OF BUSINESS

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) – together known as “PotashCorp” or “the company” except to the extent the context otherwise requires – forms an integrated fertilizer and related industrial and feed products company. The company has producing assets as follows:

•	Potash

–	five mines and mills all in the province of Saskatchewan. The company’s agreement regarding mining rights to potash reserves at a sixth location expired December 31, 2012
–	one mine and mill in the province of New Brunswick

•	Phosphate

–	a mine and processing plants in the state of North Carolina
–	a mine and two processing plants in the state of Florida
–	a processing plant in the state of Louisiana
–	phosphate feed plants in the states of Nebraska, Illinois, Missouri, North Carolina and Florida
–	an industrial phosphoric acid plant in the state of Ohio

•	Nitrogen

–	three plants, one located in each of the states of Georgia, Louisiana and Ohio
–	large-scale operations in Trinidad

In North America, the company leases or owns 199 terminal and warehouse facilities, some of which have multi-product capability, for a total of 267 distribution points, and services customers with a fleet of approximately 9,915 railcars. In the offshore market, it leases one warehouse in China and one in Malaysia and has ownership in a joint venture which leases a dry bulk fertilizer port terminal in Brazil. PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). A potash export, sales and marketing company owned in equal shares by the three producers in Saskatchewan (including the company), Canpotex resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, phosphate and nitrogen products in North America and offshore marketing and sales for the company’s New Brunswick potash. Phosphate Chemicals Export Association, Inc. (“PhosChem”), a phosphate export association established under United States law, is the principal vehicle through which the company executes offshore marketing and sales for its solid phosphate fertilizers. PCS Sales (USA), Inc. generally handles offshore marketing and sales for the company’s liquid phosphate fertilizers and nitrogen products.

NOTE 2	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). The company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The company is a foreign private issuer in the US that voluntarily files its consolidated financial statements with the Securities and Exchange Commission (the “SEC”) on US domestic filer forms. In addition, the company is permitted to file with the SEC its audited consolidated financial statements under IFRS without a reconciliation to US generally accepted accounting principles (“US GAAP”). As a result, the company does not prepare a reconciliation of its results to US GAAP. It is possible that certain of the company’s accounting policies could be different from US GAAP.

These consolidated financial statements were authorized by the Board of Directors for issue on February 19, 2013.

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

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) over which the company has the power to govern the financial and operating policies so as to obtain benefits from its activities that generally accompany an equity interest controlling more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are deconsolidated from the date that control ceases. Principal (wholly owned) operating subsidiaries are:

•	PCS Sales (Canada) Inc.
–	PCS Joint Venture, Ltd. (“PCS Joint Venture”)
•	PCS Sales (USA), Inc.
•	PCS Phosphate Company, Inc. (“PCS Phosphate”)
–	PCS Purified Phosphates
•	White Springs Agricultural Chemicals, Inc. (“White Springs”)
•	PCS Nitrogen Fertilizer, L.P.
•	PCS Nitrogen Ohio, L.P.
•	PCS Nitrogen Trinidad Limited
•	PCS Cassidy Lake Company

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 2	Basis of presentation continued

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

Long-Lived Asset Impairment

Assets that have an indefinite useful life (i.e., goodwill) are not subject to amortization and are tested at least annually for impairment (typically in the second quarter), or more frequently if events or circumstances indicate there may be an impairment. At the end of each reporting period, the company reviews the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives to determine whether there is any indication that they have suffered an impairment loss. For assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (this can be at the asset or cash-generating unit level). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets. If an indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed for possible reversal of the impairment at each reporting date.

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

110	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 2	Basis of presentation continued

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

Additional Accounting Estimates and Judgments

To facilitate a better understanding of the company’s consolidated financial statements, it has disclosed its significant accounting estimates and judgments (with the exception of those identified above) throughout the following notes with the related financial disclosures by major caption:

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 2	Basis of presentation continued

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE AND NOT APPLIED

The International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and amendments or interpretations to existing standards that are not yet effective and not applied. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Impact	Effective Date [1]
Amendments to IAS 1, Presentation of Financial Statements	Amendments require items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the income statement to be grouped together.	The format of the company’s consolidated statements of comprehensive income will change.	July 1, 2012, applied retrospectively.
Amendments to IFRS 7, Financial Instruments: Disclosures	Issued as part of its offsetting project, addresses common disclosure requirements related to financial instruments.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied retrospectively.
IFRS 10, Consolidated Financial Statements	Builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied retrospectively, in most circumstances.
IFRS 11, Joint Arrangements	Removes a choice in accounting method and requires equity accounting for participants in joint ventures. Also focuses on the rights and obligations of an arrangement rather than its legal form.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied prospectively.
IFRS 12, Disclosure of Interests in Other Entities	A new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied prospectively.
IFRS 13, Fair Value Measurement	Establishes a single framework for measuring fair value and introduces consistent disclosure requirements on fair value measurement.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied prospectively.
Amendments to IAS 19, Employee Benefits	Changes relating to the recognition, measurement, presentation and disclosure of post-employment benefits. The amendment also changes the accounting for termination benefits and short-term employment benefits, along with other minor clarifications.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied retrospectively, in most circumstances.
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	Clarifies the requirements for accounting for stripping costs in the production phase of a surface mine.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2013, applied to the earliest period presented.
Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities	Issued as part of IFRIC’s offsetting project, amendments clarify certain items regarding offsetting financial assets and financial liabilities.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2014, applied retrospectively.
IFRS 9, Financial Instruments	Initially issued guidance on the classification and measurement of financial assets. Additional guidance was issued on the classification and measurement of financial liabilities. Further amendments were issued which modify the requirements for transition from IAS 39 to IFRS 9.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2015, applied prospectively.

[1]	Effective date for annual periods beginning on or after the stated date

112	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 3	RECEIVABLES

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

SUPPORTING INFORMATION

	2012	2011
Trade accounts – Canpotex (Note 29)	$251	$291
– Other	473	609
Less provision for impairment of trade accounts receivable	(8)	(8)
	716	892
Margin deposits on derivative instruments	150	189
Income taxes receivable (Note 21)	124	21
GST and VAT receivable	28	25
Provincial mining and other taxes receivable	23	44
Other non-trade accounts	48	24
	$1,089	$1,195

NOTE 4	INVENTORIES

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 4	Inventories continued

SUPPORTING INFORMATION

Inventories at December 31 were comprised of:

	2012	2011
Finished products	$417	$395
Intermediate products	82	98
Raw materials	91	91
Materials and supplies	172	147
	$762	$731

The following items affected cost of goods sold during the year:

	2012	2011	2010
Expensed inventories	$3,659	$3,653	$3,087
Reserves, reversals and writedowns of inventories	8	8	5
	$3,667	$3,661	$3,092

The carrying amount of inventory recorded at net realizable value was $23 at December 31, 2012 (2011 – $7), with the remaining inventory recorded at cost.

NOTE 5	PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICIES

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost (which includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use) less accumulated depreciation and any recognized impairment loss. Income or expenses derived from the necessity to bring an asset under construction to the location and condition necessary to be capable of operating in the manner intended is recognized as part of the cost of the asset. The cost of property, plant and equipment is reduced by the amount of related investment tax credits to which the company is entitled. Costs of additions, betterments, renewals and borrowings during construction are capitalized. Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. The capitalization rate is based on the weighted average interest rate on all of the company’s outstanding third-party debt. All other borrowing costs are charged through finance costs in the period in which they are incurred. Each component of an item of property, plant and equipment with a cost that is significant in relation to the item’s total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in operating income.

ACCOUNTING ESTIMATES AND JUDGMENTS

Determination of which costs are directly attributable (e.g., labor, overhead) and when income or expenses derived from an asset under construction is recognized as part of the cost of the asset, are matters of judgment. Capitalization of costs ceases when an item is substantially complete and in the location and condition necessary for it to be capable of operating in the manner intended by management. Determining when an asset, or a portion thereof, meets these criteria requires consideration of the circumstances and the industry in which it is to be operated, normally predetermined by management with reference to such factors as productive capacity. This determination is a matter of judgment that can be complex and subject to differing interpretations and views, particularly when significant capital projects contain multiple phases over an extended period of time. When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, judgment is used in determining the appropriate level of componentization. Distinguishing major inspections and overhauls from repairs and maintenance, and determining the appropriate life over which such costs should be amortized is a matter of judgment.

Certain mining and milling assets are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated.

114	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 5	Property, plant and equipment continued

Other asset classes are depreciated on a straight-line basis. The following estimated useful lives have been applied to the majority of property, plant and equipment assets: land improvements 2 to 40 years, buildings and improvements 3 to 60 years and machinery and equipment (comprised primarily of plant equipment) 2 to 40 years.

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

The company assesses its existing assets and depreciable lives in connection with the review of mine and plant operating plans at the end of each reporting period. When it is determined that assigned asset lives do not reflect the expected remaining period of benefit, prospective changes are made to their depreciable lives. Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of the company’s mines, the mining methods used and the related costs incurred to develop and mine its reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in changes to units-of-production depreciation expense in future periods, particularly if reserve estimates are reduced.

SUPPORTING INFORMATION

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Carrying amount – December 31, 2011	$402	$2,039	$4,779	$455	$2,247	$9,922
Additions	1	13	18	90	2,122	2,244
Investment tax credits	–	–	(9)	–	(15)	(24)
Disposals	–	(3)	(15)	–	–	(18)
Transfers	83	1,282	617	173	(2,155)	–
Depreciation	(10)	(62)	(439)	(108)	–	(619)
Carrying amount – December 31, 2012	$476	$3,269	$4,951	$610	$2,199	$11,505
Balance at December 31, 2012 comprised of:
Cost	$583	$3,633	$8,176	$1,090	$2,199	$15,681
Accumulated depreciation	(107)	(364)	(3,225)	(480)	–	(4,176)
Carrying amount	$476	$3,269	$4,951	$610	$2,199	$11,505
Carrying amount – December 31, 2010	$332	$1,248	$4,331	$260	$1,970	$8,141
Additions	–	2	40	141	2,202	2,385
Investment tax credits	–	–	(31)	–	(41)	(72)
Disposals	–	(10)	(1)	(1)	–	(12)
Transfers	82	842	824	136	(1,884)	–
Depreciation	(12)	(43)	(384)	(81)	–	(520)
Carrying amount – December 31, 2011	$402	$2,039	$4,779	$455	$2,247	$9,922
Balance at December 31, 2011 comprised of:
Cost	$499	$2,345	$7,657	$827	$2,247	$13,575
Accumulated depreciation	(97)	(306)	(2,878)	(372)	–	(3,653)
Carrying amount	$402	$2,039	$4,779	$455	$2,247	$9,922
Depreciation of property, plant and equipment included in cost of goods sold and in selling and administrative expenses was $570 in 2012 (2011 – $478, 2010 – $441). Depreciation of property, plant and equipment included in the cost of property, plant and equipment and inventory was $49 in 2012 (2011 – $42, 2010 – $13).

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the consolidated statements of cash flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in accounts payable that was reclassified from (to) investing activities to (from) operating activities on the consolidated statements of cash flow in 2012 was $29 (2011 – $(3), 2010 – $14).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 6	INVESTMENTS

INVESTMENTS IN EQUITY-ACCOUNTED INVESTEES

ACCOUNTING POLICIES

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Such investees that are not jointly controlled entities are referred to as associates. The company’s interests in jointly controlled entities are also accounted for using the equity method. These associates and jointly controlled entities follow similar accounting principles and policies to PotashCorp. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in net income. The company’s share of its associates’ post-acquisition movements in OCI is recognized in the company’s OCI. The cumulative post-acquisition movements in net income and in OCI are adjusted against the carrying amount of the investment. Dividends received from associates reduce the value of the company’s investment. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying value. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell. Impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

ACCOUNTING ESTIMATES AND JUDGMENTS

Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Judgment is necessary in determining when significant influence exists.

The company’s 22 percent ownership of Sinofert Holdings Limited (“Sinofert”) does not constitute significant influence and its investment is therefore accounted for as available-for-sale.

SUPPORTING INFORMATION

Investments in equity-accounted investees at December 31 were comprised of:

	2012	2011
Sociedad Quimica y Minera de Chile S.A. (“SQM”) – 32 percent ownership; quoted market value of $4,819	$813	$728
Arab Potash Company (“APC”) – 28 percent ownership; quoted market value of $1,462	414	433
Other	27	26
	$1,254	$1,187

Summarized financial information of the company’s associates (SQM, APC, Canpotex and others) was as follows:

	2012	2011
Current assets	$3,675	$3,661
Non-current assets	3,060	2,799
Current liabilities	1,476	1,663
Non-current liabilities	1,661	1,453
Non-controlling interest	55	52

	2012	2011	2010
Sales	$6,815	$7,609	$5,642
Gross profit	1,502	1,458	1,029
Income from continuing operations and net income	961	989	625

Dividends received from these investments in 2012 were $211 (2011 – $128, 2010 – $79).

116	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 6	Investments continued

AVAILABLE-FOR-SALE INVESTMENTS

ACCOUNTING POLICIES

The fair value of investments designated as available-for-sale is recorded in the consolidated statements of financial position, with unrealized gains and losses, net of related income taxes, recorded in accumulated other comprehensive income (“AOCI”). The cost of investments sold is based on the weighted average method. Realized gains and losses on these investments are removed from AOCI and recorded in net income. The company assesses at the end of each reporting period whether there is objective evidence of impairment. A significant or prolonged decline in the fair value of the investment below its cost would be evidence that the asset is impaired. If objective evidence of impairment were to exist, the impaired amount (i.e., the unrealized loss) would be recognized in net income; any subsequent reversals would be recognized in OCI and would not flow back into net income. See Note 24 for a description of how the company determines fair value for its investments.

ACCOUNTING ESTIMATES AND JUDGMENTS

The determination of when an investment is impaired requires significant judgment. In making this judgment, the company evaluates, among other factors, the duration and extent to which the fair value of the investment is less than its cost at each reporting period-end.

As of June 30, 2012, the company concluded its investment in Sinofert was impaired due to the significance by which fair value was below cost. As a result, an impairment loss of $341 was recognized in net income during 2012 (2011 – $NIL). The recoverable amount was based on fair value less costs to sell which was determined through the market value of Sinofert shares on the Hong Kong Stock Exchange. Increases in fair value subsequent to this time were recognized in OCI.

SUPPORTING INFORMATION

Available-for-sale investments at December 31 were comprised of:

	2012	2011
Israel Chemicals Ltd. (“ICL”) – 14 percent ownership	$2,104	$1,826
Sinofert – 22 percent ownership	377	439
	$2,481	$2,265

At December 31, 2012, the net unrealized gain on these investments was $1,197 (2011 – $982).

Changes in fair value, and related accounting, for the company’s investment in Sinofert since December 31, 2011 were as follows:

			Impact of Unrealized Loss on:
	Fair Value	Unrealized Loss	OCI and AOCI	Net Income and Retained Earnings
Balance – December 31, 2011	$439	$(140)	$(140)	$–
Decrease in fair value prior to recognition of impairment	(201)	(201)	(201)	–
Recognition of impairment	–	–	341	(341)
Increase in fair value subsequent to recognition of impairment	139	139	139	–
Balance – December 31, 2012	$377	$(202)	$139	$(341)

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 7	OTHER ASSETS

ACCOUNTING ESTIMATES AND JUDGMENTS

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of residual value, on a straight-line basis over their estimated useful lives of 3 to 10 years.

Upfront lease costs are capitalized to other assets and amortized over the life of the leases on a straight-line basis, the latest of which extends through 2038.

SUPPORTING INFORMATION

Other assets at December 31 were comprised of:

	2012	2011
Long-term income taxes receivable (Note 21)	$130	$117
Investment tax credits receivable	57	111
Ammonia catalysts – net of accumulated amortization of $33 (2011 – $27)	46	37
Deferred income tax assets (Note 21)	30	19
Upfront lease costs – net of accumulated amortization of $8 (2011 – $7)	19	20
Accrued pension benefit asset (Note 13)	16	20
Derivative instrument assets (Note 11)	6	6
Other – net of accumulated amortization of $17 (2011 – $15)	40	30
	$344	$360

Amortization of other assets included in cost of goods sold and in selling and administrative expenses for 2012 was $6 (2011 – $9, 2010 – $5).

118	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 8	INTANGIBLE ASSETS

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

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so it will be available for use;

•	Management intends to complete the software product and use or sell it;

•	The software product can be used or sold;

•	It can be demonstrated how the software product will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.

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

All business combinations are accounted for using the acquisition method. Identifiable intangible assets are recognized separately from goodwill. Goodwill is carried at cost, is no longer amortized and represents the excess of the cost of an acquisition over the fair value of the company’s share of the net identifiable assets of the acquired subsidiary or equity method investee at the date of acquisition. Separately recognized goodwill is carried at cost less accumulated amortization and impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 8	Intangible assets continued

SUPPORTING INFORMATION

Goodwill is the only intangible asset with an indefinite useful life recognized by the company. All other intangible assets have finite useful lives.

	Goodwill [1]	Other	Total
Carrying amount – December 31, 2011	$97	$18	$115
Additions	–	13	13
Amortization	–	(2)	(2)
Carrying amount – December 31, 2012	$97	$29	$126
Balance at December 31, 2012 comprised of:
Cost	$104	$68	$172
Accumulated amortization	(7)	(39)	(46)
Carrying amount	$97	$29	$126
Carrying amount – December 31, 2010	$97	$18	$115
Additions	–	2	2
Amortization	–	(2)	(2)
Carrying amount – December 31, 2011	$97	$18	$115
Balance at December 31, 2011 comprised of:
Cost	$104	$55	$159
Accumulated amortization	(7)	(37)	(44)
Carrying amount	$97	$18	$115

[1]

The company’s aggregate carrying amount of goodwill is $97 (2011 – $97), representing 1.0 percent of shareholders’ equity at December 31, 2012 (2011 – 1.2 percent). Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

NOTE 9	SHORT-TERM DEBT

Short-term debt at December 31 was comprised of:

	2012	2011
Commercial paper	$369	$829

The amount available under the commercial paper program is limited to the availability of backup funds under the credit facilities. At December 31, 2012, the company was authorized to issue commercial paper up to $1,500 (2011 – $1,500). In January 2013, the company increased the authorized amount of its commercial paper program to $2,500.

The company has a $75 unsecured line of credit available for short-term financing. Net of letters of credit of $19 and direct borrowings of $NIL, $56 was available at December 31, 2012 (2011 – $52). The line of credit is available through August 2013.

The line of credit is subject to financial tests and other covenants. Principal covenants and events of default are as follows: debt-to-capital ratio of less than or equal to 0.60:1, a long-term-debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, debt of subsidiaries not to exceed $1,000 and a $300 permitted lien basket. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $100. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants at December 31, 2012.

120	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 10	PAYABLES AND ACCRUED CHARGES

Payables and accrued charges at December 31 were comprised of:

	2012	2011
Trade accounts	$623	$578
Dividends	183	60
Accrued compensation	89	111
Deferred revenue	85	67
Accrued interest	42	42
Current portion of asset retirement obligations and accrued environmental costs (Note 14)	30	26
Accrued deferred share units	23	25
Current portion of pension and other post-retirement benefits (Note 13)	12	8
Other taxes	8	34
Income taxes (Note 21)	2	271
Other payables and other accrued charges	91	73
	$1,188	$1,295

NOTE 11	DERIVATIVE INSTRUMENTS

ACCOUNTING POLICIES

Derivative financial instruments are used by the company to manage its exposure to commodity price and exchange rate fluctuations. The company recognizes its derivative instruments at fair value on the consolidated statements of financial position where appropriate. Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements), are accounted for as derivative financial instruments.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 11	Derivative instruments continued

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

Derivatives at December 31 were comprised of:

	Assets	Liabilities	Net
2012
Natural gas hedging derivatives	$9	$218	$(209)
Foreign currency derivatives	1	–	1
Total	10	218	(208)
Less current portion	(4)	(51)	47
Long-term portion	$6	$167	$(161)
2011
Natural gas hedging derivatives	$6	$271	$(265)
Foreign currency derivatives	4	–	4
Total	10	271	(261)
Less current portion	(4)	(67)	63
Long-term portion	$6	$204	$(198)

As at December 31, 2012, the company’s net exposure to natural gas derivatives in the form of swaps qualifying for hedge accounting was NIL. At December 31, 2011, the notional amount of swaps was 40 million MMBtu with maturities in 2012 through 2019.

For the year ended December 31, 2012, losses before taxes of $27 were recognized in OCI (2011 – $62, 2010 – $191). For the year ended December 31, 2012, losses before taxes of $82 (2011 – $76, 2010 – $85) were reclassified from AOCI and recognized in cost of goods sold excluding ineffectiveness, which changed these losses by $NIL in all years. Of the losses before taxes at December 31, 2012, approximately $50 (2011 – $68, 2010 – $76) will be reclassified to cost of goods sold within the next 12 months.

As at December 31, 2012, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $300 (2011 – $160) at an average exchange rate of 0.9982 (2011 – 1.0437) per US dollar with maturities in 2013 (2011 – maturities in 2012).

See Note 24 for a description of how the company determined fair value for its derivative instruments.

122	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 12	LONG-TERM DEBT

ACCOUNTING POLICY

Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

SUPPORTING INFORMATION

Long-term debt at December 31 was comprised of:

	2012	2011
Senior notes [1]
4.875% notes due March 1, 2013	$250	$250
5.250% notes due May 15, 2014	500	500
3.750% notes due September 30, 2015	500	500
3.250% notes due December 1, 2017	500	500
6.500% notes due May 15, 2019	500	500
4.875% notes due March 30, 2020	500	500
5.875% notes due December 1, 2036	500	500
5.625% notes due December 1, 2040	500	500
Other	6	7
	3,756	3,757
Less net unamortized debt costs	(44)	(49)
	3,712	3,708
Less current maturities	(250)	(7)
Add current portion of amortization	4	4
	$3,466	$3,705

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

The company has two long-term revolving credit facilities that provide for unsecured borrowings: a $750 credit facility that matures on May 31, 2013 and a $2,750 credit facility that matures on December 11, 2016. No borrowings were outstanding under these credit facilities at December 31, 2012 or 2011. These credit facilities also backstop the company’s commercial paper program and the availability of borrowings is reduced by the amount of commercial paper outstanding (2012 – $369; 2011 – $829). During the year ended December 31, 2012, the company borrowed and repaid $NIL (2011 – $NIL) under its long-term credit facilities.

Other long-term debt in the above table includes a net financial liability of $6 (2011 – $6) pursuant to back-to-back loan arrangements involving certain financial assets and financial liabilities. The company has presented financial assets of $505 and financial liabilities of $511 on a net basis related to these arrangements because a legal right to set-off exists, and it intends to settle with the same party on a net basis.

The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and on sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50. Principal covenants and events of default under the $2,750 credit facility are the same as those under the line of credit described in Note 9.

Principal covenants and events of default under the $750 credit facility are as follows: a debt-to-capital ratio of less than or equal to 0.60:1, a long-term-debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, debt of subsidiaries not to exceed $650 and a $100 permitted lien basket. The credit facility is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of CDN $40 and a

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 12	Long-term debt continued

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

The company was in compliance with the above-mentioned covenants at December 31, 2012.

Long-term debt obligations at December 31, 2012 will mature as follows:

2013	$250
2014	500
2015	500
2016	–
2017	506
Subsequent years	2,000
$3,756

NOTE 13	PENSION AND OTHER POST-RETIREMENT BENEFITS

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

Defined Contribution Plans

Defined contribution plan costs are recognized in net income for services rendered by employees during the period.

124	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

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

The company’s discount rate assumption reflects the weighted average interest rate at which the pension and other post-retirement liabilities could be effectively settled at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefits and medical claims payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds. For Trinidad plans, the cash flows are discounted using yields on local market government bonds with cash flows of similar timing.

The resulting rates are used by the company to determine the final discount rate. The rate selected for the December 31, 2012 measurement date will be used to determine expense for fiscal 2013 unless significant market fluctuations require an update during 2013, at which time a new rate will be selected.

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

The assumptions used to determine the benefit obligation and expense for the company’s significant plans were as follows as of December 31:

	Pension					Other
	2012		2011		2010	2012		2011		2010
Discount rate – obligation, %	3.85		4.60		5.45	3.85		4.60		5.45
Discount rate – expense, %	4.60	[1]	5.45	[2]	5.85	4.60	[1]	5.45	[2]	5.85
Long-term rate of return on assets, %	6.50		7.00		7.00	n/a		n/a		n/a
Rate of increase in compensation levels, %	4.00		4.00		4.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a		n/a		n/a	7.00-4.50	[3]	6.00		6.00
Medical cost trend rate – year reaches ultimate trend rate	n/a		n/a		n/a	2027		2011		2010

[1]	Discount rate changed to 4.05 percent effective June 30, 2012, as a result of significant market fluctuations that had occurred since the prior year-end.
[2]	Discount rate changed to 4.75 percent effective October 1, 2011, as a result of significant market fluctuations that had occurred since the prior year-end.
[3]	The Company has assumed a graded medical cost trend rate starting at 7.00 percent in 2013 moving to 4.50 percent by 2027.
n/a	= not applicable

Effective January 1, 2004, the largest retiree medical plan limits the company’s share of annual medical cost increases to 75 percent of the first 6 percent of total medical inflation for recent and future eligible retirees. Any cost increases in excess of this amount are funded by retiree contributions.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each country.

The average remaining service period of the active employees covered by the company’s pension plans was 11.9 years (2011 – 12.4 years). The average remaining service period of the active employees covered by the company’s other benefit plans was 11.4 years (2011 – 12.9 years).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

SENSITIVITY OF ASSUMPTIONS

Sensitivity to changes in key assumptions for the company’s pension and other post-retirement benefit plans was as follows:

		2012		2011
	Impact of 1.0 Percentage Point	Benefit Obligation	Expense in Income Before Income Taxes	Benefit Obligation	Expense in Income Before Income Taxes
As reported		$1,612	$48	$1,417	$47
Discount rate	Decrease	270	7	232	8
	Increase	(235)	(6)	(183)	(7)
Expected long-term rate of return	Decrease	n/a	9	n/a	7
	Increase	n/a	(9)	n/a	(7)
Rate of compensation increase	Decrease	(35)	(3)	(24)	(3)
	Increase	38	4	27	3
Medical cost trend rate	Decrease	(53)	(3)	(32)	(3)
	Increase	58	1	14	4

n/a	= not applicable

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

126	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

Defined Benefit Plans

The components of total expense recognized in the consolidated statements of income for the company’s defined benefit pension and other post-retirement benefit plans, computed actuarially, were as follows:

	Pension			Other			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Current service cost for benefits earned during the year	$30	$24	$20	$11	$8	$7	$41	$32	$27
Interest cost on benefit obligations	49	49	47	17	16	16	66	65	63
Expected return on plan assets	(57)	(53)	(47)	–	–	–	(57)	(53)	(47)
Prior service costs	–	4	–	(2)	(1)	(1)	(2)	3	(1)
Plan settlements	–	–	(1)	–	–	–	–	–	(1)
Total expense recognized in net income	$22	$24	$19	$26	$23	$22	$48	$47	$41

Of the total expense recognized in net income, $38 (2011 – $38, 2010 – $33) was included in cost of goods sold and $10 (2011 – $9, 2010 – $8) in selling and administrative expenses.

(Gains) losses relating to the company’s pension and other post-retirement benefit plans recognized in OCI in the consolidated statements of comprehensive income were as follows:

	Pension			Other			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Actuarial loss (gain) on benefit obligations	$130	$116	$66	$(2)	$53	$7	$128	$169	$73
Actuarial (gain) loss on plan assets	(35)	42	(37)	–	–	–	(35)	42	(37)
Total loss (gain) recognized in OCI [1]	$95	$158	$29	$(2)	$53	$7	$93	$211	$36

[1]	Total net of income taxes was $62 (2011 – $136, 2010 – $25).

The cumulative amount of actuarial losses recognized in OCI since the company’s adoption of IFRS on January 1, 2010 was $340 at December 31, 2012 (2011 – $247, 2010 – $36).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

The change in benefit obligations and the change in plan assets for the above defined benefit pension and other post-retirement benefit plans were as follows at December 31:

	Pension		Other		Total
	2012	2011	2012	2011	2012	2011
Change in benefit obligations
Balance, beginning of year	$1,051	$893	$366	$298	$1,417	$1,191
Current service cost	30	24	11	8	41	32
Interest cost	49	49	17	16	66	65
Actuarial loss (gain)	130	116	(2)	53	128	169
Foreign exchange rate changes	3	1	1	(1)	4	–
Contributions by plan participants	–	–	5	4	5	4
Benefits paid	(42)	(38)	(10)	(12)	(52)	(50)
Prior service costs	3	6	–	–	3	6
Balance, end of year	1,224	1,051	388	366	1,612	1,417
Change in plan assets
Fair value, beginning of year	887	753	–	–	887	753
Expected return on plan assets	57	53	–	–	57	53
Actuarial gain (loss)	35	(42)	–	–	35	(42)
Foreign exchange rate changes	1	2	–	–	1	2
Contributions by plan participants	–	–	5	4	5	4
Employer contributions	114	159	5	8	119	167
Benefits paid	(42)	(38)	(10)	(12)	(52)	(50)
Fair value, end of year	1,052	887	–	–	1,052	887
Funded status	(172)	(164)	(388)	(366)	(560)	(530)
Unvested prior service costs not recognized in statements of financial position	5	2	(10)	(12)	(5)	(10)
Pension and other post-retirement benefit liabilities	$(167)	$(162)	$(398)	$(378)	$(565)	$(540)
Balance comprised of:
Non-current assets
Other assets (Note 7)	$16	$20	$–	$–	$16	$20
Current liabilities
Payables and accrued charges (Note 10)	(3)	–	(9)	(8)	(12)	(8)
Non-current liabilities
Pension and other post-retirement benefit liabilities	(180)	(182)	(389)	(370)	(569)	(552)
Pension and other post-retirement benefit liabilities	$(167)	$(162)	$(398)	$(378)	$(565)	$(540)

The present value of funded and unfunded benefit obligations was as follows at December 31:
	Pension		Other		Total
	2012	2011	2012	2011	2012	2011
Present value of wholly or partly funded benefit obligations	$1,139	$993	$–	$–	$1,139	$993
Present value of unfunded benefit obligations	85	58	388	366	473	424

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2012 and 2011.

128	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

Funded status at other periods were as follows:

	Pension		Other		Total
As at:	Dec 31, 2010	Jan 1, 2010	Dec 31, 2010	Jan 1, 2010	Dec 31, 2010	Jan 1, 2010
Present value of defined benefit obligation	$893	$792	$298	$276	$1,191	$1,068
Fair value of plan assets	753	649	–	–	753	649
Funded status	$(140)	$(143)	$(298)	$(276)	$(438)	$(419)

Plan Assets

Approximate asset allocations, by asset category, of the company’s significant pension plans were as follows at December 31:

Asset Category	Target	2012	2011
Equity securities	65%	65%	49%
Debt securities	35%	35%	51%
Total	100%	100%	100%

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

Defined Contribution Plans

All of the company’s Canadian salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions. The company contribution provides a minimum of 3 percent (to a maximum of 6 percent) of salary based on company performance. Its contributions in 2012 were $9 (2011 – $8, 2010 – $7).

Certain of the company’s Canadian employees participate in the contributory PCS Inc. Pension Plan. The member contributes to the plan at the rate of 5.5 percent of his/her earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions. The company’s contributions in 2012 were $12 (2011 – $11, 2010 – $9).

All of the company’s US employees may participate in defined contribution savings plans, which are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions. The company contribution provides a minimum of 0 percent (to a maximum of 6 percent) of salary depending on employee contributions and company performance. Its 2012 contributions were $9 (2011 – $8, 2010 – $7).

Certain of the company’s Trinidad employees participate in a defined contribution plan. The company contributes to the plan at the rate of 4 percent of the earnings of a participating employee. Its contributions in 2012 were $1 (2011 – $1, 2010 – $1).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 13	Pension and other post-retirement benefits continued

Cash Payments

Total cash payments for pensions and other post-retirement benefits for 2012, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $150 (2011 – $195, 2010 – $87). Approximately $89 is expected to be contributed by the company to all pension and post-retirement plans during 2013.

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

130	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 14	Provisions for asset retirement, environmental and other obligations continued

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

The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 87 years for the company’s phosphate obligations. Payments relating to most potash obligations are not expected to occur until after that time.

Other environmental obligations generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment, and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operation of real property and facilities.

SENSITIVITY OF ASSUMPTIONS

Sensitivity of asset retirement obligations to changes in the discount rate and inflation rate on the recorded liability as at December 31, 2012 is as follows:

	Undiscounted Cash Flows		Discounted Cash Flows	Discount Rate		Inflation Rate
				+0.5%	-0.5%	+0.5%	-0.5%
Potash obligation [1]	$924	[2]	$29	$(3)	$5	$6	$(4)
Phosphate obligation	1,085		616	(47)	55	55	(47)
Nitrogen obligation	62		2	(1)	1	1	(1)

[1]	Stated in Canadian dollars.
[2]

Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution and final decommissioning, which is estimated to take an additional 53-269 years.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 14	Provisions for asset retirement, environmental and other obligations continued

SUPPORTING INFORMATION

Following is a reconciliation of asset retirement, environmental restoration and other obligations:

	Asset Retirement Obligations	Environmental Restoration Obligations	Subtotal	Other Obligations	Total
Balance – December 31, 2011	$617	$24	$641	$13	$654
Charged (credited) to income
New obligations	3	–	3	44	47
Change in discount rate	(4)	–	(4)	–	(4)
Change in other estimates	–	6	6	–	6
Unwinding of discount	12	–	12	–	12
Capitalized to property, plant and equipment
Change in discount rate	(11)	–	(11)	–	(11)
Change in other estimates	47	–	47	–	47
Settled during period	(17)	(2)	(19)	(4)	(23)
Balance – December 31, 2012	$647	$28	$675	$53	$728
Balance at December 31, 2012 comprised of:
Current liabilities
Payables and accrued charges (Note 10)	$24	$6	$30	$53	$83
Non-current liabilities
Asset retirement obligations and accrued environmental costs	623	22	645	–	645
	$647	$28	$675	$53	$728
Balance – December 31, 2010	$456	$25	$481	$5	$486
Charged (credited) to income
New obligations	28	–	28	10	38
Change in discount rate	38	–	38	–	38
Change in other estimates	(15)	14	(1)	–	(1)
Unwinding of discount	16	–	16	–	16
Capitalized to property, plant and equipment
Change in discount rate	102	–	102	–	102
Change in other estimates	20	–	20	–	20
Settled during period	(27)	(15)	(42)	(2)	(44)
Exchange differences	(1)	–	(1)	–	(1)
Balance – December 31, 2011	$617	$24	$641	$13	$654
Balance at December 31, 2011 comprised of:
Current liabilities
Payables and accrued charges (Note 10)	$19	$7	$26	$13	$39
Non-current liabilities
Asset retirement obligations and accrued environmental costs	598	17	615	–	615
	$617	$24	$641	$13	$654

132	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 14	Provisions for asset retirement, environmental and other obligations continued

The estimated cash flows required to settle the asset retirement obligations have been discounted at a risk-free rate, specific to the timing of cash flows and the jurisdiction of the obligation. The rate for phosphate operations ranged from 0.93 percent to 2.94 percent at December 31, 2012 (2011 – 0.97 percent to 2.86 percent). The rate for potash operations primarily was 6 percent at December 31, 2012 (2011 – 6 percent).

Environmental Operating and Capital Expenditures

Our operations are subject to numerous environmental requirements under federal, provincial, state and local laws and regulations of Canada, the United States, and Trinidad and Tobago. These laws and regulations govern matters such as air emissions, wastewater discharges, land use and reclamation, and solid and hazardous waste management. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to rise over time.

The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2012 were $153 (2011 – $131, 2010 – $134).

The company routinely undertakes environmental capital projects. In 2012, capital expenditures of $81 (2011 – $69, 2010 – $61) were incurred to meet pollution prevention and control as well as other environmental objectives.

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

Issued

	Number of Common Shares	Consideration
Balance, January 1, 2010	887,926,650	$1,430
Issued under option plans	7,339,116	68
Issued for dividend reinvestment plan	46,947	2
Repurchased	(42,190,020)	(69)
Balance, December 31, 2010	853,122,693	$1,431
Issued under option plans	5,490,335	48
Issued for dividend reinvestment plan	89,963	4
Balance, December 31, 2011	858,702,991	$1,483
Issued under option plans	5,895,730	47
Issued for dividend reinvestment plan	301,792	13
Balance, December 31, 2012	864,900,513	$1,543

On January 30, 2013, the company’s Board of Directors declared a quarterly dividend of $0.28 per share payable to shareholders on May 2, 2013. The declared dividend is payable to all shareholders of record on April 11, 2013. The total estimated dividend to be paid is $242. The payment of this dividend will not have any tax consequences for the company.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 16	SEGMENT INFORMATION

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

SUPPORTING INFORMATION

The company’s operating segments have been determined based on reports reviewed by the Chief Executive Officer, its chief operating decision-maker, that are used to make strategic decisions. The company has three reportable operating segments: potash, phosphate and nitrogen. These operating segments are differentiated by the chemical nutrient contained in the product that each produces.

Financial information on each of these segments is summarized in the following tables:

2012
	Potash	Phosphate	Nitrogen	All Others	Consolidated
Sales	$3,285	$2,292	$2,350	$–	$7,927
Freight, transportation and distribution	(206)	(191)	(97)	–	(494)
Net sales – third party	3,079	2,101	2,253	–
Cost of goods sold	(1,116)	(1,632)	(1,275)	–	(4,023)
Gross margin	1,963	469	978	–	3,410
Depreciation and amortization	(169)	(261)	(138)	(10)	(578)
Inter-segment sales	–	–	247	–	–
Assets	8,597	2,562	2,262	4,785	18,206
Cash flows for additions to property, plant and equipment	1,424	245	379	85	2,133

2011
	Potash	Phosphate	Nitrogen	All Others	Consolidated
Sales	$3,983	$2,478	$2,254	$–	$8,715
Freight, transportation and distribution	(244)	(166)	(86)	–	(496)
Net sales – third party	3,739	2,312	2,168	–
Cost of goods sold	(1,017)	(1,664)	(1,252)	–	(3,933)
Gross margin	2,722	648	916	–	4,286
Depreciation and amortization	(142)	(207)	(132)	(8)	(489)
Inter-segment sales	–	–	187	–	–
Assets	7,444	2,754	2,005	4,054	16,257
Cash flows for additions to property, plant and equipment	1,717	159	260	40	2,176

2010
	Potash	Phosphate	Nitrogen	All Others	Consolidated
Sales	$3,001	$1,822	$1,716	$–	$6,539
Freight, transportation and distribution	(259)	(144)	(85)	–	(488)
Net sales – third party	2,742	1,678	1,631	–
Cost of goods sold	(926)	(1,332)	(1,103)	–	(3,361)
Gross margin	1,816	346	528	–	2,690
Depreciation and amortization	(125)	(197)	(119)	(8)	(449)
Inter-segment sales	–	–	119	–	–
Assets	5,773	2,395	1,808	5,571	15,547
Cash flows for additions to property, plant and equipment	1,643	242	144	50	2,079

134	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 16	Segment information continued

As described in Note 1, Canpotex and PhosChem execute offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following tables:

2012	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$200	$188	$–	$–	$388
United States	1,287	2,648	710	–	4,645
Canpotex (Canpotex’s 2012 sales volumes were made to: Latin America 29%, China 12%, India 5%, other Asian countries 49%, other countries 5%)	1,492	–	–	–	1,492
PhosChem (PhosChem’s 2012 sales volumes were made to: Latin America 40%, India 28%, China NIL%, other countries 19%, other Asian countries 13%)	–	248	–	–	248
Mexico	13	110	5	–	128
Brazil	195	45	–	–	240
Colombia	39	17	83	–	139
Other Latin America	59	42	359	–	460
Other	–	178	9	–	187
	$3,285	$3,476	$1,166	$–	$7,927
Non-current assets [1]	$8,084	$3,168	$651	$20	$11,923

[1]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 16	Segment information continued

2011	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$142	$183	$–	$–	$325
United States	1,580	2,576	819	–	4,975
Canpotex (Canpotex’s 2011 sales volumes were made to: Latin America 26%, China 17%, India 9%, other Asian countries 43%, other countries 5%)	1,956	–	–	–	1,956
PhosChem (PhosChem’s 2011 sales volumes were made to: India 54%, Latin America 27%, China NIL%, other countries 11%, other Asian countries 8%)	–	563	–	–	563
Mexico	19	114	14	–	147
Brazil	160	50	9	–	219
Colombia	42	8	80	–	130
Other Latin America	84	42	242	–	368
Other	–	23	9	–	32
	$3,983	$3,559	$1,173	$–	$8,715
Non-current assets [1]	$6,783	$2,775	$660	$23	$10,241

[1]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

2010	Country of Origin
	Canada	United States	Trinidad	Other	Consolidated
Sales to customers outside the company
Canada	$138	$103	$–	$–	$241
United States	1,315	2,074	638	–	4,027
Canpotex (Canpotex’s 2010 sales volumes were made to: Latin America 25%, India 14%, China 14%, other Asian countries 41%, other countries 6%)	1,273	–	–	–	1,273
PhosChem (PhosChem’s 2010 sales volumes were made to: India 58%, Latin America 20%, China 2%, other countries 11%, other Asian countries 9%)	–	396	–	–	396
Mexico	19	75	2	–	96
Brazil	134	34	–	–	168
Colombia	38	13	70	–	121
Other Latin America	79	37	66	–	182
Other	5	22	8	–	35
	$3,001	$2,754	$784	$–	$6,539
Non-current assets [1]	$5,246	$2,575	$633	$–	$8,454

[1]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

136	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 17	NATURE OF EXPENSES

ACCOUNTING POLICIES

Cost of goods sold are costs primarily incurred at, and charged to, an active producing facility and primary components include: labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, on-site warehouse costs, royalties, property and miscellaneous taxes, and depreciation and amortization.

The primary components of selling and administrative expenses are compensation, other employee benefits, supplies, communications, travel, professional services, and depreciation and amortization.

Expenses by nature were as follows:

	Cost of Goods Sold	Selling and Administrative Expenses	Total
2012
Employee costs	$617	$99	$716
Depreciation and amortization	572	6	578
Other	2,834	114	2,948
Total	$4,023	$219	$4,242
2011
Employee costs	$611	$98	$709
Depreciation and amortization	483	6	489
Other	2,839	113	2,952
Total	$3,933	$217	$4,150
2010
Employee costs	$604	$128	$732
Depreciation and amortization	441	8	449
Other	2,316	92	2,408
Total	$3,361	$228	$3,589

NOTE 18	PROVINCIAL MINING AND OTHER TAXES

	2012	2011	2010
Potash production tax	$92	$39	$–
Saskatchewan resource surcharge and other	88	108	77
	$180	$147	$77

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 19	OTHER EXPENSES

	2012	2011	2010
Legal matters	$43	$–	$–
Takeover response costs	–	2	73
Foreign exchange (gain) loss	(7)	(7)	17
Other	37	18	35
	$73	$13	$125

As described in Note 27, in January 2013 the Company settled its eight antitrust lawsuits. A $41 provision was recorded at December 31, 2012 associated with this matter.

Included in takeover response costs are financial advisory, legal and other fees incurred relating to PotashCorp’s response to an unsolicited offer made in August 2010 to purchase all of its outstanding common shares. The offer was withdrawn in November 2010.

NOTE 20	FINANCE COSTS

	2012	2011	2010
Interest expense on
Short-term debt	$5	$8	$8
Long-term debt	203	227	217
Unwinding of discount on asset retirement obligations (Note 14)	12	16	11
Borrowing costs capitalized to property, plant and equipment	(102)	(84)	(107)
Interest income	(4)	(8)	(8)
	$114	$159	$121

Borrowing costs capitalized to property, plant and equipment during 2012 were calculated by applying an average capitalization rate of 4.6 percent (2011 – 4.4 percent, 2010 – 5.0 percent) to expenditures on qualifying assets.

NOTE 21	INCOME TAXES

ACCOUNTING POLICIES

Taxation on earnings comprises current and deferred income tax. Taxation is recognized in the statements of income except to the extent that it relates to items recognized in OCI or contributed surplus, in which case the tax is recognized in OCI or contributed surplus as applicable.

Current income tax is generally the expected tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the statements of financial position date in the countries where the company’s subsidiaries and equity-accounted investees operate and generate taxable income. It includes any adjustment to income tax payable or recoverable in respect of previous years. The realized and unrealized excess tax benefit from share-based payment arrangements is recognized in contributed surplus as current or deferred tax, respectively.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets; i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (recovered from) the taxation authorities using the company’s best estimate of the amount.

Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statements carrying amounts of assets and liabilities and their respective income tax bases. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The tax effect of certain temporary differences is not recognized, principally with respect to temporary differences relating to investments in subsidiaries and equity-accounted investees where the company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time

138	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 21	Income taxes continued

of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are reviewed at each statements of financial position date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

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

SUPPORTING INFORMATION

Income Taxes in Net Income

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2012	2011	2010
Income before income taxes
Canada	$1,514	$2,355	$1,274
United States	860	957	562
Trinidad	433	430	285
Other	98	405	355
	$2,905	$4,147	$2,476
Canadian federal and provincial statutory income tax rate	26.75%	28.31%	29.94%
Income tax at statutory rates	$777	$1,174	$741
Adjusted for the effect of:
Non-taxable income	(103)	(106)	(95)
Production-related deductions	(57)	(68)	(35)
Additional tax deductions	(11)	(12)	(12)
Impact of foreign tax rates	97	82	35
Non-deductible impairment of available-for-sale investment	91	–	–
Prior year provision to income tax returns filed	17	1	36
Withholding taxes	14	2	11
Share-based compensation	7	11	3
Tax rate differential on temporary differences	–	(20)	(18)
Income tax recoveries in a foreign jurisdiction	–	(14)	–
Adjustment to prior years’ deferred taxes	–	26	9
Other	(6)	(10)	26
Income tax expense included in net income	$826	$1,066	$701

The decrease in the Canadian federal and provincial statutory income tax rate from 2011 to 2012 was the result of a legislated decrease in federal income tax rates. The decrease in the Canadian federal and provincial statutory income tax rate from 2010 to 2011 was the result of legislated decreases in federal and New Brunswick income tax rates.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 21	Income taxes continued

Total income tax expense, included in net income, was comprised of the following:

	2012	2011	2010
Current income tax
Current income tax on profits for the year	$453	$794	$434
Adjustments in respect of prior years	(19)	(65)	90
Total current income tax expense	434	729	524
Deferred income tax
Origination and reversal of temporary differences	346	271	205
Adjustments in respect of prior years	46	52	(28)
Impact of tax rate changes	(2)	7	–
Impact of a writedown of a deferred tax asset	2	7	–
Total deferred income tax expense	392	337	177
Income tax expense included in net income	$826	$1,066	$701

Income Taxes in Contributed Surplus

Income taxes charged (credited) to contributed surplus were:

	2012	2011	2010
Share-based compensation excess tax benefit
Current income tax	$(30)	$(29)	$(45)
Deferred income tax	37	62	(27)
Total income tax charged (credited) to contributed surplus	$7	$33	$(72)

Income Tax Balances

Income tax balances within the consolidated statements of financial position at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Statements of Financial Position Location	2012	2011
Current income tax assets
Current	Receivables (Note 3)	$124	$21
Non-current	Other assets (Note 7)	130	117
Deferred income tax assets	Other assets (Note 7)	30	19
Total income tax assets		$284	$157
Current income tax liabilities
Current	Payables and accrued charges (Note 10)	$(2)	$(271)
Non-current	Other non-current liabilities and deferred credits	(110)	(85)
Deferred income tax liabilities	Deferred income tax liabilities	(1,482)	(1,052)
Total income tax liabilities		$(1,594)	$(1,408)

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated statements of financial position at December 31 and the amount of the deferred tax recovery or expense recognized in net income were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax Recovery (Expense) Recognized in Net Income
	2012	2011	2012	2011	2010
Deferred income tax assets
Tax loss and other carryforwards	$54	$58	$(7)	$(35)	$22
Asset retirement obligations and accrued environmental costs	136	124	12	29	42
Derivative instrument liabilities	76	101	–	–	–
Inventories	67	57	10	18	(21)
Post-retirement benefits and share-based compensation	250	275	(19)	(53)	(7)
Other assets	39	20	19	(8)	6
Deferred income tax liabilities
Property, plant and equipment	(2,027)	(1,632)	(395)	(311)	(212)
Investments in equity-accounted investees	(30)	(21)	(10)	(4)	(3)
Long-term debt	(7)	(7)	–	22	–
Other liabilities	(10)	(8)	(2)	5	(4)
	$(1,452)	$(1,033)	$(392)	$(337)	$(177)

140	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 21	Income taxes continued

Reconciliation of net deferred income tax liabilities:

	2012	2011
Balance, beginning of year	$(1,033)	$(699)
Income tax charge recognized in the statements of income	(392)	(337)
Income tax charge recognized in contributed surplus	(37)	(62)
Income tax credit recognized in OCI	6	70
Foreign exchange	4	(5)
Balance, end of year	$(1,452)	$(1,033)

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2012 were:

	Amount	Expiry Date
Unused tax losses
Operating	$226	None
Capital	$355	None
Unused investment tax credits	$56	2013-2020

The unused tax losses can be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable. At December 31, 2012, the company had $331 of tax losses and deductible temporary differences for which it did not recognize deferred tax assets.

The company has determined that it is probable that all recognized deferred income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2012 was $6,285 (2011 – $4,361).

NOTE 22	NET INCOME PER SHARE

	2012	2011	2010
Basic net income per share [1]
Net income available to common shareholders	$2,079	$3,081	$1,775
Weighted average number of common shares	860,033,000	855,677,000	886,371,000
Basic net income per share	$2.42	$3.60	$2.00
Diluted net income per share [1]
Net income available to common shareholders	$2,079	$3,081	$1,775
Weighted average number of common shares	860,033,000	855,677,000	886,371,000
Dilutive effect of stock options	15,874,000	20,960,000	24,722,000
Weighted average number of diluted common shares	875,907,000	876,637,000	911,093,000
Diluted net income per share	$2.37	$3.51	$1.95

[1]	Net income per share calculations are based on dollar and share amounts each rounded to the nearest thousand.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 22	Net income per share continued

Excluded from the calculation of diluted net income per share were weighted average options outstanding of 2,465,450 relating to the 2011 and 2008 Performance Option Plans (2011 – 2,519,300 relating to the 2011 and 2008 Performance Option Plans, 2010 – 1,441,050 relating to the 2008 Performance Option Plan) as the options’ exercise prices were greater than the average market price of common shares for the year.

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

ACCOUNTING ESTIMATES AND JUDGMENTS

Determining the fair value of share-based compensation awards at the grant date requires judgment.

The company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of options granted under its equity-settled stock option plans as of each grant date. This pricing model requires judgment, which includes making assumptions about the expected dividends, volatility of the company’s stock price, estimate of risk-free interest rates and the expected life of the options. The expected dividend on the company’s stock was based on the annualized dividend rate as of the date of grant. Expected volatility was based on historical volatility of the company’s stock over a period commensurate with the expected life of the stock option. The risk-free interest rate for the expected life of the option was based, as applicable, on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant. Historical data were used to estimate the expected life of the option. In addition, judgment is required to estimate the number of awards expected to be forfeited.

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

142	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 23	Share-based compensation continued

SUPPORTING INFORMATION

The company has 11 share-based compensation plans (nine stock option plans, the deferred share unit plan and the performance unit incentive plan), which are described below. The total compensation cost charged (recovered) against earnings for those plans was as follows:

	2012	2011	2010
Stock option plans	$23	$24	$24
Deferred share unit plan	1	(5)	9
Performance unit incentive plan	4	(1)	15
	$28	$18	$48

Stock Option Plans

Plan	Options Outstanding	Vesting Period	Settlement
Officers and Employees Plan	2,687,283	2 Years	Shares
2005 Performance Option Plan	4,766,010	3 Years	Shares
2006 Performance Option Plan	4,590,225	3 Years	Shares
2007 Performance Option Plan	4,063,676	3 Years	Shares
2008 Performance Option Plan	1,354,650	3 Years	Shares
2009 Performance Option Plan	1,816,600	3 Years	Shares
2010 Performance Option Plan	1,283,400	3 Years	Shares
2011 Performance Option Plan	1,110,800	3 Years	Shares
2012 Performance Option Plan	1,491,800	3 Years	Shares

Under the terms of the plans, no additional options are issuable pursuant to the plans.

Under the stock option plans, the exercise price is not less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. The key design difference between the Performance Option Plans and the Officers and Employees Plan is the performance-based vesting feature. In general, options granted under the Performance Option Plans will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital. One-half of the options granted in a year under the Officers and Employees Plan vested one year from the date of the grant based on service, with the other half vesting the following year.

Prior to a Performance Option Plan award vesting, assumptions regarding vesting are made during the first three years based on the relevant actual and/or forecast financial results. Changes to vesting assumptions are reflected in earnings immediately. As of December 31, 2012, the 2010, 2011 and 2012 Performance Option Plans were expected to vest at 100 percent.

The company issues new common shares to satisfy stock option exercises. Options granted to Canadian participants are granted with an exercise price in Canadian dollars.

A summary of the status of the stock option plans as of December 31, 2012, 2011 and 2010 and changes during the years ending on those dates is presented as follows:

	Number of shares subject to option			Weighted average exercise price
	2012	2011	2010	2012	2011	2010
Outstanding, beginning of year	27,649,074	32,121,309	38,128,275	$18.02	$15.17	$12.85
Granted	1,499,300	1,144,100	1,334,100	39.36	52.26	33.82
Exercised	(5,895,730)	(5,490,335)	(7,339,116)	(6.76)	(6.99)	(7.62)
Forfeited or Cancelled	(88,200)	(126,000)	(1,950)	(50.26)	(49.43)	(64.62)
Expired	–	–	–	–	–	–
Outstanding, end of year	23,164,444	27,649,074	32,121,309	$22.32	$18.02	$15.17
The aggregate grant-date fair value of all options granted during 2012 was $24 (2011 – $27, 2010 – $21). The average share price during 2012 was $42.54 per share (2011 – $53.02 per share, 2010 – $40.12 per share).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 23	Share-based compensation continued

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.00 to $6.00	2,687,283	1	$4.84	2,687,283	$4.84
$9.00 to $13.00	9,356,235	3	$11.13	9,356,235	$11.13
$20.00 to $24.00	4,063,676	4	$21.61	4,063,676	$21.61
$30.00 to $41.00	4,591,800	8	$35.84	1,816,600	$33.69
$50.00 to $70.00	2,465,450	7	$59.78	1,354,650	$66.45
	23,164,444	4	$22.32	19,278,444	$18.48

The foregoing options have expiry dates ranging from November 2013 to May 2022.

The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2012, 2011 and 2010:

	Year of Grant
	2012	2011	2010	2009	2008
Exercise price per option	$39.36	$52.26	$33.82	$31.96	$66.02
Expected dividend per share	$0.56	$0.28	$0.13	$0.13	$0.13
Expected volatility	53%	52%	50%	48%	34%
Risk-free interest rate	1.06%	2.29%	2.61%	2.53%	3.30%
Expected life of options in years	5.5	5.5	5.9	5.9	5.8

Other Plans

The company offers a deferred share unit plan to non-employee directors, which allows each to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the Board, a practice the Board discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As of December 31, 2012, the total number of DSUs held by participating directors was 573,472 (2011 – 594,030, 2010 – 573,260).

Further information and a summary of the status of outstanding DSUs at December 31 is presented below:

	2012	2011	2010
Cash used to settle DSUs	$2	$–	$–
Fair value and intrinsic value of closing liability	23	25	30

The company offers a performance unit incentive plan to senior executives and other key employees. The performance objectives under the plan are designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders over the three-year performance period ending December 31, 2014. Total shareholder return measures the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards is based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards is based on the extent to which the total shareholder return matches or exceeds that of the common shares of a pre-defined peer group index. Vested units will be settled in cash based on the common share price generally at the end of the performance period. Compensation expense for this plan is recorded over the three-year performance cycle of the plan. The amount of compensation expense will be adjusted each period over the cycle to reflect the current fair value of common shares and the number of shares estimated to vest in accordance with the vesting schedule based upon estimated total shareholder return, and such return compared to the company’s peer group. The company offered a similar plan over the three-year performance period ended December 31, 2011.

Further information and a summary of the status of the performance unit incentive plan units at December 31 are presented below:

	2012	2011	2010
Cash used to settle units	$17	$4	$–
Fair value of closing liability	4	18	22
Intrinsic value of closing liability	–	18	23

144	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 24	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

ACCOUNTING POLICIES

Financial assets and financial liabilities are recognized initially at fair value, which is normally the transaction price plus directly attributable transaction costs. Transaction costs related to financial assets or financial liabilities at fair value through profit or loss are recognized immediately in net income. Regular way purchases and sales of financial assets are accounted for on the trade date.

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

The company manages its credit risk on cash and cash equivalents and derivative instrument assets through policies guiding:

•	Acceptable minimum counterparty credit ratings relating to the natural gas and foreign currency derivative instrument assets and cash and cash equivalents;

•	Daily counterparty settlement on natural gas derivative instruments based on prescribed credit thresholds; and

•	Exposure thresholds by counterparty on cash and cash equivalents.

Derivative instrument assets are comprised of natural gas hedging derivatives and foreign currency derivatives. At December 31, 2012, the company held $4 of cash margin deposits as collateral relating to these derivative financial instruments. All of the counterparties to the contracts comprising the derivative financial instruments in an asset position are of investment-grade quality.

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

The company does not hold any collateral as security on trade receivables. If appropriate, it may request guarantees or standby letters of credit to mitigate credit risk. It also obtains export insurance from Export Development Canada (covering 90 percent of each balance) for international potash sales from its New Brunswick operation, and from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US and Trinidad. A total of $105 in receivables at December 31, 2012 was covered, representing 96 percent of offshore receivables (2011 – 99 percent). Canpotex also obtains export insurance from Export Development Canada for its trade receivables (covering 90 percent of each balance).

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 24	Financial instruments and related risk management continued

The credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers. Interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms. Historically, the company has experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables at December 31, 2012 that are not past due to be high. There were no amounts past due or impaired relating to the non-trade receivables. There were no significant amounts impaired relating to the trade receivables. The aging of trade receivables that were past due but not impaired at December 31 was as follows:

	2012	2011
1-30 days	$89	$43
31-60 days	–	–
Greater than 60 days	–	1
	$89	$44

Liquidity Risk

Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

•	Maintain an optimal capital structure;

•	Maintain a credit rating that provides ease of access to the debt capital and commercial paper markets;

•	Maintain a sufficient short-term credit availability; and

•	Maintain long-term relationships with lenders.

The table below outlines the company’s available debt facilities as of December 31, 2012:

	Total Amount	Amount Outstanding and Committed		Amount Available
Credit facilities [1]	$3,500	$369		$3,131
Line of credit	75	19	[2]	56

[1]

Included in the amount outstanding and committed is $369 of commercial paper. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facilities.

[2]	Letters of credit as discussed in Note 9.

The company has an uncommitted $32 letter of credit facility. At December 31, 2012, $28 (2011 – $28) was outstanding under this facility.

Certain derivative instruments of the company contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the debt were to fall below the specified ratings, the company would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2012 was $217, for which the company has posted collateral of $148 in the normal course of business. If the credit risk-related contingent features underlying these agreements had been triggered on December 31, 2012, the company would have been required to post an additional $69 of collateral to its counterparties.

The table below presents a maturity analysis of the company’s financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) based on the expected cash flows from the date of the consolidated statements of financial position to the contractual maturity date. The amounts are the contractual undiscounted cash flows.

	Carrying Amount of Liability (Asset) at December 31, 2012	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt obligations [1]	$369	$369	$369	$–	$–	$–
Payables and accrued charges [2]	1,003	1,003	1,003	–	–	–
Long-term debt obligations [1]	3,756	5,837	436	1,317	769	3,315
Foreign currency derivatives	(1)
Outflow		300	300	–	–	–
Inflow		(301)	(301)	–	–	–
Natural gas derivatives [3]	218	220	50	82	69	19
	$5,345	$7,428	$1,857	$1,399	$838	$3,334

[1]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2012.
[2]	Excludes taxes, accrued interest, deferred revenues and current portions of asset retirement obligations and accrued environmental costs and pension and other post-retirement benefits.
[3]	Natural gas derivatives are subject to master netting agreements. Each counterparty has margin requirements that may require the company to post collateral against liability balances.

146	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 24	Financial instruments and related risk management continued

Market Risk

Market risk is the risk that financial instrument fair values will fluctuate due to changes in market prices. The market risks to which the company is exposed are foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign exchange risk

The company is exposed to foreign exchange risk primarily relating to operating and capital expenditures, resource taxes and dividends. To manage foreign exchange risk related to these non-US dollar expenditures, the company may enter into foreign currency derivatives. Its treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and approved capital expenditures. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

The following table shows the company’s significant exposure to exchange risk and the pre-tax effects on income and OCI of reasonably possible changes in the relevant foreign currency. The company has no significant foreign currency exposure related to cash and cash equivalents and receivables. At December 31, 2012, this analysis assumed that price decreases related to the company’s investment in ICL would not represent an impairment, price decreases related to the company’s investment in Sinofert below the carrying amount at the impairment date ($238) would represent an impairment, and all other variables remain constant. At December 31, 2011, this analysis assumed that price decreases related to investments in ICL and Sinofert would not represent an impairment and all other variables remained constant.

	Carrying Amount of Asset (Liability) at December 31	Foreign Exchange Risk
		5% increase in US$		5% decrease in US$
		Income	OCI	Income	OCI
2012
Available-for-sale investments
ICL (New Israeli shekels)	$2,104	$–	$(105)	$–	$105
Sinofert (Hong Kong dollars)	377	–	(19)	–	19
Payables (CDN)	(251)	13	–	(13)	–
Foreign currency derivatives	1	(15)	–	15	–
2011
Available-for-sale investments
ICL (New Israeli shekels)	$1,826	$–	$(91)	$–	$91
Sinofert (Hong Kong dollars)	439	–	(22)	–	22
Payables (CDN)	(180)	9	–	(9)	–
Foreign currency derivatives	4	(8)	–	8	–

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 24	Financial instruments and related risk management continued

The company had no significant exposure to interest rate risk at December 31, 2012 and December 31, 2011. The only financial assets bearing any variable interest rate exposure are cash and cash equivalents. As for financial liabilities, the company has only an insignificant exposure related to a long-term loan that is subject to variable rates. Short-term debt, related to commercial paper, is excluded from interest rate risk as the interest rates are fixed for the stated period of the debt. The company would only be exposed to variable interest rate risk on the issuance of new commercial paper. It does not measure any fixed-rate debt at fair value. Therefore, changes in interest rates will not affect income or OCI as there is no change in the carrying value of fixed-rate debt and interest payments are fixed. This analysis assumes all other variables remain constant.

Price risk

The company is exposed to commodity price risk resulting from its natural gas requirements. Its natural gas strategy is based on diversification for its total gas requirements (which represent the forecast consumption of natural gas volumes by its manufacturing and mining facilities). Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis in a manner that minimizes volatility. Its exchange-traded available-for-sale securities also expose the company to equity securities price risk.

The following table shows the company’s exposure to price risk and the pre-tax effects on net income and OCI of reasonably possible changes in the relevant commodity or securities prices. At December 31, 2012, this analysis assumed that price decreases related to the company’s investment in ICL would not represent an impairment, price decreases related to the company’s investment in Sinofert below the carrying amount at the impairment date ($238) would represent an impairment, and all other variables remain constant. At December 31, 2011, this analysis assumed that price decreases related to investments in ICL and Sinofert would not represent an impairment and all other variables remained constant.

	Carrying Amount of Asset (Liability) at December 31	Price Risk
		Effect of 10% decrease in prices on OCI	Effect of 10% increase in prices on OCI
2012
Available-for-sale investments
ICL	$2,104	$(210)	$210
Sinofert	377	(38)	38
Natural gas derivatives	(209)	–	–
2011
Available-for-sale investments
ICL	$1,826	$(183)	$183
Sinofert	439	(44)	44
Natural gas derivatives	(265)	(14)	15

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

Fair value

Presented below is a comparison of the fair value of certain financial instruments to their carrying values at December 31.

	2012		2011
	Carrying Amount of Liability	Fair Value of Liability	Carrying Amount of Liability	Fair Value of Liability
Long-term debt senior notes	$3,750	$4,284	$3,750	$4,271

148	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 24	Financial instruments and related risk management continued

Due to their short-term nature, the fair value of cash and cash equivalents, receivables, short-term debt, and payables and accrued charges was assumed to approximate carrying value. The company’s derivative instruments and investments in ICL and Sinofert were carried at fair value. The fair value of the company’s senior notes at December 31, 2012 reflected the yield valuation based on observed market prices, which ranged from 0.40 percent to 4.35 percent (2011 – 1.14 percent to 4.44 percent). The fair value of the company’s other long-term debt instruments approximated carrying value.

Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable willing parties. The fair value of derivative instruments traded in active markets (such as natural gas futures and exchange-traded options) was based on the quoted market prices at the reporting date.

The fair value of derivative instruments that are not traded in an active market (such as natural gas swaps and foreign currency derivatives) was determined by using valuation techniques. The company used a variety of methods and made assumptions that were based on market conditions existing at each reporting date. Natural gas swap valuations were based on a discounted cash flow model. The inputs used in the model included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Certain of the futures contract prices used as inputs in the model were supported by prices quoted in an active market and others were not based on observable market data. Interest rates used to discount estimated cash flows in 2012 were between 0.21 percent and 3.26 percent (2011 – between 0.62 percent and 5.21 percent) depending on the settlement date. Over-the-counter option contracts were valued based on quoted market prices for similar instruments where available or an option valuation model. The fair value of foreign currency derivatives was determined using quoted forward exchange rates at the statements of financial position dates.

Fair value of investments designated as available-for-sale was based on the closing bid price of the common shares as of the statements of financial position dates.

The company’s fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are:

Level 1	Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities

Level 2	Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability

Level 3	Values based on prices or valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 24	Financial instruments and related risk management continued

The following table presents the company’s fair value hierarchy for those financial assets and financial liabilities carried at fair value.

		Fair Value Measurements at Reporting Date Using:
Description	Carrying Amount of Asset (Liability) at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1,2]	Significant Unobservable Inputs (Level 3) [2]
2012
Derivative instrument assets
Natural gas derivatives	$9	$–	$–	$9
Foreign currency derivatives	1	–	1	–
Investments in ICL and Sinofert	2,481	2,481	–	–
Derivative instrument liabilities
Natural gas derivatives	(218)	–	(18)	(200)
2011
Derivative instrument assets
Natural gas derivatives	$6	$–	$–	$6
Foreign currency derivatives	4	–	4	–
Investments in ICL and Sinofert	2,265	2,265	–	–
Derivative instrument liabilities
Natural gas derivatives	(271)	–	(36)	(235)

[1]	During 2012 and 2011, there were no transfers between Level 1 and Level 2.
[2]

During 2012 and 2011, there were no transfers into Level 3 and $10 (2011 – $(3)) of losses (gains) was transferred out of Level 3 into Level 2 as (due to the passage of time) the terms of certain natural gas derivatives now mature within 36 months. Our policy is to recognize transfers at the end of the reporting period.

Fair value measurements using significant unobservable inputs (Level 3)

	Natural Gas Derivatives
	2012	2011
Balance, beginning of year	$(229)	$(224)
Total (losses) gains (realized and unrealized) before income taxes
Included in net income (cost of goods sold)	(27)	(25)
Included in other comprehensive income	16	(13)
Purchases	–	–
Sales	–	–
Issues	–	–
Settlements	39	36
Transfers of losses (gains) out of Level 3	10	(3)
Balance, end of year	$(191)	$(229)

150	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

NOTE 25	CAPITAL MANAGEMENT

The company’s objectives in capital management are to maintain financial flexibility while managing its cost of, and optimizing its access to, capital. In order to achieve these objectives, its strategy, which was unchanged from 2011, was to maintain its investment-grade credit rating. The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchase of shares, issuance of new shares or issuance of new debt.

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

Net debt and adjusted shareholders’ equity are included as components of the company’s capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital is set out in the following table:

	2012	2011
Short-term debt obligations	$369	$829
Current portion of long-term debt obligations	250	7
Long-term debt obligations	3,506	3,750
Deferred debt costs	(44)	(49)
Total debt	4,081	4,537
Less: cash and cash equivalents	(562)	(430)
Net debt	3,519	4,107
Total shareholders’ equity	9,912	7,847
Less: accumulated other comprehensive income	(1,399)	(816)
Adjusted shareholders’ equity	8,513	7,031
Adjusted capital [1]	$12,032	$11,138

[1]	Adjusted capital = (total debt – cash and cash equivalents) + (total shareholders’ equity – accumulated other comprehensive income).

The company monitors capital on the basis of a number of factors, including the ratios of: net income before finance costs, income taxes, depreciation and amortization, takeover response costs and certain impairment charges (“adjusted EBITDA”) to finance costs before unwinding of discount on asset retirement obligations and borrowing costs capitalized to property, plant and equipment (“adjusted finance costs”); net debt to adjusted EBITDA; net debt to adjusted capital; and fixed-rate debt obligations as a percentage of total debt obligations.

	2012	2011
Components of ratios
Adjusted EBITDA	$3,938	$4,797
Net debt	$3,519	$4,107
Adjusted finance costs	$204	$227
Adjusted capital	$12,032	$11,138
Ratios
Adjusted EBITDA to adjusted finance costs [1]	19.3	21.1
Net debt to adjusted EBITDA [2]	0.89	0.86
Net debt to adjusted capital [3]	29.2%	36.9%
Fixed-rate debt obligations as a percentage of total debt obligations [4]	90.9%	81.7%

[1]	Adjusted EBITDA to adjusted finance costs = adjusted EBITDA / adjusted finance costs.

[2]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA.

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity – accumulated other comprehensive income).

[4]	Fixed-rate debt obligations as a percentage of total debt obligations is determined by dividing fixed-rate debt obligations by total debt obligations.

	2012	2011
Net income	$2,079	$3,081
Finance costs	114	159
Income taxes	826	1,066
Depreciation and amortization	578	489
Impairment of available-for-sale investment	341	–
Takeover response costs	–	2
Adjusted EBITDA	$3,938	$4,797

	2012	2011
Finance costs	$114	$159
Unwinding of discount on asset retirement obligations	(12)	(16)
Borrowing costs capitalized to property, plant and equipment	102	84
Adjusted finance costs	$204	$227

NOTE 26	COMMITMENTS

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

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments under operating leases are expensed in net income on a straight-line basis over the period of the lease.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 26	Commitments continued

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

SUPPORTING INFORMATION

Lease Commitments

The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2012 was $90 (2011 – $88, 2010 – $82).

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

Other Commitments

Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2022, and mineral lease commitments, the latest of which expires in 2033.

Minimum future commitments under these contractual arrangements are shown below:

	Operating Leases	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	$90	$384	$257	$31	$762
1 to 3 years	156	148	25	49	378
3 to 5 years	87	89	–	34	210
Over 5 years	135	46	–	22	203
Total	$468	$667	$282	$136	$1,553

NOTE 27	CONTINGENCIES AND OTHER MATTERS

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

SUPPORTING INFORMATION

Canpotex

PCS is a shareholder in Canpotex, which markets Saskatchewan potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder’s productive capacity. Through December 31, 2012, there were no such operating losses or other liabilities.

Mining Risk

As is typical with other companies in the industry, the company is unable to acquire insurance for underground assets.

152	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 27	Contingencies and other matters continued

Legal and Other Matters

Significant environmental site assessment and/or remediation matters include the following:

•

The company, along with other parties, has been notified by the US Environmental Protection Agency (“USEPA”) of potential liability under the US Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) with respect to certain soil and groundwater conditions at a site in Lakeland, Florida that includes a former PCS Joint Venture fertilizer blending facility and certain surrounding properties. A Record of Decision (“ROD”) issued in September 2007 provides for a remedy that requires excavation of impacted soils and interim treatment of groundwater at a total estimated cost of $9. The soil remediation has been performed and approved by USEPA. A Remedial Design Work Plan for the interim remedy for groundwater has been submitted to USEPA for approval and work is expected to commence in the first quarter of 2013. Although PCS Joint Venture sold the Lakeland property in July 2006, PCS Joint Venture has retained the above-described remediation responsibilities and has indemnified the third-party purchaser for the costs of remediation and certain related items.

•

The USEPA has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party at the Planters Property or Columbia Nitrogen site in Charleston, South Carolina. The site includes a former fertilizer blending operation, formerly owned by a company from which PCS Nitrogen acquired certain other assets. The USEPA has requested reimbursement of $3 of previously incurred response costs and the performance or financing of future site investigation and response activities from PCS Nitrogen and other named potentially responsible parties. The current owner of the Planters Property filed a complaint against PCS Nitrogen in the United States District Court for the District of South Carolina seeking environmental response costs. The district court allocated 30 percent of the liability for response costs at the site to PCS Nitrogen, as well as a proportional share of any costs that cannot be recovered from another responsible party. PCS Nitrogen has appealed the decision to the United States Court of Appeals for the Fourth Circuit. The ultimate amount of liability for PCS Nitrogen, if any, depends upon the final outcome of the litigation, the amount needed for remedial activities, the ability of other parties to pay and the availability of insurance.

•

PCS Phosphate has agreed to participate, on a non-joint and several basis, with parties to an Administrative Settlement Agreement with the USEPA (“Settling Parties”) in a removal action and the payment of certain other costs associated with PCB soil contamination at the Ward Superfund Site in Raleigh, North Carolina (“Site”), including reimbursement of past USEPA costs. The removal activities commenced in August 2007 and are estimated to cost $75. PCS Phosphate is a party to ongoing CERCLA contribution litigation for the recovery of costs of the removal activities, and the USEPA is seeking additional investigation and remediation work at the site. At this time, the company is unable to evaluate the extent of any exposure that it may have for the matters addressed in the CERCLA contribution litigation or as a result of the requests by USEPA for additional work at the site.

•

In 1996, PCS Nitrogen Fertilizer, L.P. (“PCS Nitrogen Fertilizer”), then known as Arcadian Fertilizer, L.P., entered into a Consent Order (the “Order”) with the Georgia Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s acquisition of real property in Augusta, Georgia. Under the Order, PCS Nitrogen Fertilizer is required to perform certain activities to investigate and, if necessary, implement corrective measures for substances in soil and groundwater. The investigation has proceeded and the results have been presented to GEPD. Two interim corrective measures for substances in groundwater have been proposed by PCS Nitrogen Fertilizer and approved by GEPD. PCS Nitrogen Fertilizer is implementing the approved interim corrective measures but it is unable to estimate with reasonable certainty the total cost of its corrective action obligations under the Order at this time.

•

In December 2009, during a routine inspection of a gypsum stack at the White Springs, Florida facility, a sinkhole was discovered that resulted in the loss of approximately 82 million gallons of water from the stack. The company incurred costs of $17 to address the sinkhole between the time of discovery and completion of remediation in July 2011. The company submitted, and the Florida Department of Environmental Protection is reviewing, the Remedial Summary Report for the sinkhole remediation. The company also entered into an order on consent with the USEPA. In May 2011, the USEPA and the company’s Board of Directors approved the company’s proposal to implement certain mitigation measures to meet the goals of the USEPA order on consent.

The company is also engaged in ongoing site assessment and/or remediation activities at a number of other facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner previously described in Note 14. This includes matters related to investigation of potential brine migration at certain of the potash sites. Based on current information, the company does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Other significant legal matters include the following:

•

The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted inspections at numerous phosphate operations and notified the company of alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida; and one alleged Clean Air Act (“CAA”) violation at its Geismar, Louisiana plant. The

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 27	Contingencies and other matters continued

company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at all three plants. At this time, it does not know the scope of corrective action, if any, that may be required. As to the alleged RCRA violations, the company continues to participate in settlement discussions with the USEPA but is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. At this time, it is unable to evaluate the extent of any exposure it may have in these matters. As to the alleged CAA violation, the company has entered into separate settlement discussions with the USEPA and, subject to negotiation of final documentation, has agreed to pay a penalty of $0.2 to resolve this matter.

•

The USEPA has begun an initiative to evaluate compliance with the CAA at sulfuric acid and nitric acid plants. In connection with this industry-wide initiative, it has sent requests for information to numerous facilities, including the company’s plants in Augusta, Georgia; Aurora, North Carolina; Geismar, Louisiana; Lima, Ohio; and White Springs, Florida. The USEPA and the Louisiana Department of Environmental Quality have notified the company of various alleged violations of the CAA at its Geismar, Louisiana plant. The governments have demanded process changes and penalties that would cost approximately $46, but the company denies that it has any liability for the Geismar, Louisiana matter. The company is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. In May 2012, the USEPA issued to the company’s White Springs, Florida plant a Notice of Violation (“NOV”) alleging that certain specified projects at the sulfuric acid plants were undertaken in violation of the CAA. The company has met with the USEPA to discuss these allegations but, at this time, is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be.

•

Significant portions of the company’s phosphate reserves in Aurora, North Carolina are located in wetlands. Under the Clean Water Act, the company must obtain a permit from the US Army Corps of Engineers (the “Corps”) before mining in the wetlands. In January 2009, the Division of Water Quality of the North Carolina Department of Natural Resources issued a certification under Section 401 of the Clean Water Act that mining of phosphate in excess of 30 years from lands owned or controlled by the company, including some wetlands, would not degrade water quality. Thereafter, in June 2009, the Corps issued the company a permit that will allow it to mine the phosphate deposits identified in the Section 401 certification. Four environmental organizations (Pamlico-Tar River Foundation, North Carolina Coastal Federation, Environmental Defense Fund and Sierra Club, collectively, the “petitioners”), have exhausted their administrative appeals of this decision without success and are now pursuing an appeal in a North Carolina Superior Court.

•	There is no certainty as to the scope or timing of any final, effective requirements to control greenhouse gas emissions in the US or Canada.

Canada has withdrawn from participation in the Kyoto Protocol, and the Canadian government has announced its intention to coordinate greenhouse gas policies with the US. Although the US Congress has not passed any greenhouse gas emission control laws, the USEPA has adopted several rules to control such emissions using authority under existing environmental laws. Some Canadian provinces and US states are considering the adoption of greenhouse gas emission control requirements. In Saskatchewan, provincial regulations pursuant to the Management and Reduction of Greenhouse Gases Act, which impose a type of carbon tax to achieve a goal of a 20 percent reduction in greenhouse gas emissions by 2020 compared to 2006 levels, may become effective in 2013. None of these regulations has resulted in material limitations on greenhouse gas emissions at the company’s facilities. The company is monitoring these developments and their future effect on its operations cannot be determined with certainty at this time.

•

In December 2010, the USEPA issued a final rule to restrict nutrient concentrations in surface waters in Florida to levels below those currently permitted to be discharged from the company’s White Springs, Florida plant. Projected capital costs resulting from the USEPA rule, if it becomes effective, could be in excess of $100 for White Springs, and there is no guarantee that controls can be implemented which are capable of achieving compliance with the revised nutrient standards under all flow conditions. Various judicial challenges to the federal rules have been filed, including one lawsuit against the federal rule by The Fertilizer Institute (“TFI”) and White Springs. In February 2012, the United States District Court for the Northern District of Florida (“District Court”) ruled on summary judgment motions filed by the parties seeking to either vacate or uphold the USEPA rule. The District Court upheld the USEPA numeric nutrient criteria for Florida’s lakes and springs but rejected the criteria for Florida’s streams and rivers as arbitrary and capricious. On November 30, 2012, the USEPA approved numeric nutrient criteria rules in their entirety which had been adopted by the State of Florida and filed with the USEPA in June 2012. These state rules could substitute for the federal rules. Among other follow-up actions, the USEPA is proposing to further stay (to November 15, 2013), the current effective date (January 6, 2013) of numeric nutrient criteria for lakes and certain inland waters. The company continues to monitor and evaluate actions related to both the federal and state rules. The prospects for implementation of either the federal or the state rule and the availability of the site-specific relief mechanisms under either rule are uncertain.

•

Between September and October 2008, the company and PCS Sales (USA), Inc. were named as defendants in eight similar antitrust complaints filed in US federal courts. Other potash producers are also defendants in these cases. Each of the separate complaints alleges conspiracy to fix potash prices, to divide markets, to restrict supply and to fraudulently conceal the conspiracy, all in violation of Section 1 of the Sherman Act and/or certain states’ laws. In January 2013, the company and PCS Sales (USA), Inc.

154	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 27	Contingencies and other matters continued

settled the eight private antitrust lawsuits for a total of $44. The settlements are subject to final approval of the US District Court for the Northern District of Illinois. The company and PCS Sales (USA), Inc. expressly deny any wrongdoing but decided to settle after weighing the multi-year financial cost and resources that would be required to defend these meritless allegations. The other potash producers who were defendants in these cases also have settled with the plaintiffs.

In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

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

The company enters into agreements in the normal course of business that may contain features which meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. It would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. At December 31, 2012, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $576. It is unlikely that these guarantees will be drawn upon and, since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. At December 31, 2012, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other obligations other than subsidiary bank borrowings of approximately $6, which are reflected in other long-term debt in Note 12.

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

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	In millions of US dollars except as otherwise noted

Note 28	Guarantees continued

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

The company has met its financial assurance responsibilities as of December 31, 2012. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2012, $47 of letters of credit were outstanding.

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

Key management personnel are the company’s directors and executive officers as disclosed in its 2012 and 2011 Annual Reports on 10-K, as applicable.

SUPPORTING INFORMATION

Sale of Goods

The company sells potash from its Saskatchewan mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales for the year ended December 31, 2012 were $1,492 (2011 – $1,956, 2010 – $1,273).

The receivable outstanding from Canpotex is shown in Note 3, and arises from sale transactions described above. It is unsecured in nature and bears no interest. There are no provisions held against this receivable.

Key Management Personnel Compensation

Compensation to key management personnel was as follows:

	2012	2011	2010
Salaries and other short-term benefits	$11	$12	$11
Share-based payments	12	5	16
Post-employment benefits	5	4	5
Termination benefits	–	2	–
	$28	$23	$32

Transactions With Post-Employment Benefit Plans

Disclosures related to the company’s post-employment benefit plans are shown in Note 13.

NOTE 30	COMPARATIVE FIGURES

Certain prior years’ figures within the Consolidated Statements of Changes in Equity have been reclassified to conform with the current year’s presentation which the company believes provides more succinct information.

156	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

BOARD OF DIRECTORS

1 Christopher M. Burley A,D	4 William J. Doyle	7 C. Steven Hoffman B,C	10 Keith G. Martell B,D	12 Mary Mogford A,B
Calgary AB	Saskatoon SK	Lincolnshire IL	Saskatoon SK	Newcastle ON

2 Donald G. Chynoweth C,D	5 John W. Estey A,B	8 Dallas J. Howe (Chair) A	11 Jeffrey J. McCaig B,C	13 Elena Viyella De Paliza C
Calgary AB	Glenview IL	Calgary AB	Calgary AB	Dominican Republic

3 Daniel Clauw C,D	6 Gerald W. Grandey B,C	9 Alice D. Laberge A,D
Fourqueux, France	Saskatoon SK	Vancouver BC

Committees:

(A) Corporate Governance and Nominating    (B)  Compensation    (C)  Safety, Health and Environment    (D)  Audit

SENIOR MANAGEMENT

1 William J. Doyle	4 Stephen F. Dowdle	7 Joseph A. Podwika	10 Daphne J. Arnason	13 Denita C. Stann
President and	President, PCS Sales	Senior Vice President,	Vice President,	Vice President, Investor
Chief Executive Officer		General Counsel and Secretary	Internal Audit	and Public Relations
5 Brent E. Heimann
2 Wayne R. Brownlee	President, PCS Phosphate	8 Robert A. Jaspar	11 Darryl S. Stann	14 Lee M. Knafelc
Executive Vice President	and PCS Nitrogen	Senior Vice President,	Vice President,	Vice President,
and Chief Financial Officer		Information Technology	Procurement	Human Resources
	6 Michael T. Hogan			and Administration
3 G. David Delaney	President, PCS Potash	9 Denis A. Sirois	12 Mark F. Fracchia
Executive Vice President		Vice President and	Vice President, Safety, Health
and Chief Operating Officer		Corporate Controller	and Environment

Learn more at www.potashcorp2012AR.com/bios

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	157

SHAREHOLDER INFORMATION

Annual Meeting

The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 16, 2013 in the Grand Salon, TCU Place, 35 – 22nd Street East, Saskatoon, Saskatchewan.

It will be carried live on the company’s website, www.potashcorp.com.

Holders of common shares as of March 18, 2013 are entitled to vote at the meeting and are encouraged to participate.

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

Ownership

On February 19, 2013, there were 1,530 holders of record of the company’s common shares.

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

Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange [1]			New York Stock Exchange
	High*	Low*	Volume	High*	Low*	Volume
2010 Q1	43.56	35.04	59,846,960	42.81	32.76	414,242,057
Q2	40.49	30.49	63,124,967	40.04	28.63	327,715,148
Q3	53.55	30.00	79,895,445	51.10	27.95	431,641,486
Q4	51.67	45.32	55,814,374	51.68	44.22	344,494,881
Year 2010	53.55	30.00	258,681,746	51.68	27.95	1,518,093,572
2011 Q1	63.19	49.82	151,070,874	63.97	50.25	761,644,573
Q2	59.67	48.50	124,736,638	61.80	50.09	525,699,026
Q3	59.45	45.04	154,444,294	62.60	43.06	547,590,911
Q4	51.60	39.82	156,271,939	51.96	38.44	498,770,196
Year 2011	63.19	39.82	586,523,745	63.97	38.44	2,333,704,706
2012 Q1	47.94	41.80	157,060,825	48.00	41.19	489,674,156
Q2	46.96	38.31	115,340,965	47.42	36.73	352,261,284
Q3	46.70	39.75	120,853,844	46.16	40.03	369,272,966
Q4	43.44	37.02	87,667,531	44.30	36.94	237,138,762
Year 2012	47.94	37.02	480,923,165	48.00	36.73	1,448,347,168

[1]	Trading prices are in CDN$	Source: Thomson Reuters

NYSE Corporate Governance

Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2012 Annual Report on Form 10-K.

158	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

APPENDIX

Market and Industry Data Statement

Some of the market and industry data contained in this Annual Integrated Report and this Management’s Discussion & Analysis of Financial Condition and Results of Operations are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.

Information in the preparation of this annual report is based on statistical data and other material available at February 19, 2013.

Abbreviated Company Names and Sources*

Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
AMEC	AMEC Americas Limited, Canada
APC	Arab Potash Company (Amman: ARPT), Jordan
Belaruskali	Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue, Johnson	Blue, Johnson & Associates, USA
BPC	Belarusian Potash Company, Belarus
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries, Inc. (NYSE: CF), USA
CP Rail	Canadian Pacific Railway (TSX: CP), Canada
CN Rail	Canadian National Railway (TSX: CNR; NYSE: CNI), Canada
CRU	CRU International Ltd, UK
DBRS	Dominion Bond Rating Service, Canada
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA
Intrepid	Intrepid Potash (NYSE: IPI), USA
IPNI	International Plant Nutrition Institute, USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA

Mississippi Phosphates	Mississippi Phosphates Corporation, USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCP	Office Chérifien des Phosphates, Morocco
PhosChem	Phosphate Chemicals Export Association, Inc., USA
QSLI	Qinghai Salt Lake Industry Co. Ltd., China
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Standard & Poor’s	Standard & Poor’s Financial Services LLC, USA
TFI	The Fertilizer Institute, USA
TSX	Toronto Stock Exchange, Canada
Uralkali	Uralkali (LSE and RTS: URKA), Russia
USDA	US Department of Agriculture, USA
USDOC Vale	US Department of Commerce, USA Companhia Vale do Rio Doce (Bovespa: Vale), Brazil
Yara	Yara International (Oslo: YAR), Norway

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

POTASHCORP 2012 ANNUAL INTEGRATED REPORT	159

TERMS AND MEASURES

Glossary of Terms
2012E	2012 Estimated
2013F	2013 Forecast
Brownfield capacity	Increase in operational capability at existing operation
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)
Consumption vs demand	Product applied vs product purchased
FOB	Free on Board – cost of goods on board at point of shipment
FSU	Former Soviet Union
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
MMBtu	Million British thermal units
MT	Metric tonne
MMT	Million metric tonnes
North America	The North American market includes Canada and the United States.
Offshore	Offshore markets include all markets except Canada and the US.
Operational capability	Estimated annual achievable production level.
PhosChem	An association formed under the Webb-Pomerene Act for US exports of solid phosphate fertilizer products. Members are PotashCorp and Mosaic.
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	Nitrogen Solutions	28-32% N (liquid)
	UREA	46% (solid)

Phosphate	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)

Potash	KCl	potassium chloride, 60-63.2% K2O (solid)

Fertilizer Measures
K2O tonne	Measures the potassium content of fertilizers having different chemical analyses
P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

Currency Abbreviations
CDN	Canadian dollar
USD	United States dollar

160	POTASHCORP 2012 ANNUAL INTEGRATED REPORT

PotashCorp2012AR.com

PotashCorp.com Visit us online

Facebook.com/PotashCorp Find us on Facebook

Twitter.com/PotashCorp Follow us on Twitter