Form 10-K, Exhibit 13
period 2015-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2016-02-26
CIK 855931

Exhibit 13

*2015 Annual Integrated Report*

# WHEN SOILS **ARE HEALTHY...**

PotashCorp
Helping Nature Provide

Contents

2	CEO LETTER

5	MANAGEMENT’S DISCUSSION & ANALYSIS

Company
6	Company Overview
8	A Roadmap for Our Report
10	Operating Environment
12	Competitive Advantages

Governance
15	How we Approach Governance

Strategy
21	How We Approach Strategy

Risk
27	How We Approach Risk

Performance
35	Scorecard
36	Year in Review
38	Financial Outlook
40	Strategic Priorities and Targets

Nutrients
50	Potash
60	Nitrogen
68	Phosphate

Financial Overview
76	Other Expenses and Income
79	Quarterly Results
81	Financial Condition Review
82	Liquidity and Capital Resources
85	Capital Structure and Management
86	Other Financial Information
87	Forward-Looking Statements
88	Non-IFRS Financial Measures in MD&A

89	11 YEAR DATA

95	FINANCIALS AND NOTES

OTHER INFORMATION
162	Board and Senior Management
163	Shareholder Information
164	Appendix
165	Terms and Measures

CEO Letter

“Best-in-class assets, a strong balance sheet and a disciplined approach allow us to navigate through challenging times while positioning the company for long-term success.”
Page 2 02

Strategy

In 2015 we undertook a purposeful shift in how we approach strategy – a shift that better integrates with our risk function and better equips the company to assess future growth options.
Page 20

Performance

We were successful in achieving many of our 2015 targets, but fell short on certain financial and safety-related metrics.
Page 34

To learn more online, watch for the following icon:

   WEB  Potashcorp.com

2014 Annual Integrated Report Ranked #1 in the world by reportwatch.com

Financial data in this report are stated in US dollars unless otherwise noted.

Why PotashCorp?

1 1	The World Needs Healthy Soils

By 2050, the world’s population is expected to grow by another 2.3 billion, reaching 9.7 billion. At the same time, diets are improving in many regions. These facts add up to greater demand for food, which will require increased crop production even as the amount of arable land per person is declining. With the world counting on increased yields from farmers, fertilizers will continue to be essential in keeping soils healthy. The role of fertilizers cannot be overestimated: they are responsible for half of all crop yields and without them, we believe the world would be incapable of feeding itself.

2 2	The Potash Business Has Advantages

Of the three primary crop nutrients, potash has the greatest barriers to entry. Significant production occurs in only 11 countries, with 40 percent of global capacity located in North America. Potash operations are very costly to develop and require long lead times. We estimate that developing a conventional greenfield mine in Saskatchewan would cost CDN $2,600-$3,400 per tonne and take a minimum of seven years.

3	Potash Is Our Core Business

We are the largest potash company in the world by capacity, representing 20 percent of total global capacity. We also have interests in other potash-related businesses that further enhance our exposure to this key nutrient.

4	We Are Uniquely Prepared to Meet Growing Potash Demand

With our potash expansion program coming to an end in 2016, we have the ability to bring on more low-cost capacity than any other producer in order to meet rising demand. Our focus is to retain operational flexibility while remaining a low-cost supplier into key markets.

5	We Have Complementary Nitrogen and Phosphate Businesses
Our nitrogen and phosphate businesses are largely focused on industrial and feed markets, which historically have generated higher margins with reduced volatility compared to fertilizer products.

When Soils Are Healthy…

…we know what can be achieved. Farmers can grow larger, healthier crops. People can get the nourishment they need to achieve their potential. And with a healthy, well-fed population, ideas, innovation and industry can blossom.

PotashCorp is motivated by these possibilities. We produce potash, nitrogen and phosphate – the essential nutrients for healthy crop production – and make it possible for farmers to replenish nutrients pulled from the soil as crops are grown and harvested.

By protecting the fertility of their soils, farmers increase production to meet the nutritional needs of a rising population – today and for generations to come.

And at PotashCorp, we can continue to play a key role in the global food solution while building long-term value for our stakeholders.

2015 HIGHLIGHTS Year ended Dec. 31, 2015	Portfolio & Return Optimization	Operational Excellence	Customer & Market Development
	10.7% Cash flow return[1]	$78M In-progress cumulative company-wide procurement savings (compared to 2014 levels)	92% Average score on customer surveys

Stakeholder Communications & Engagement	People Development	Good Governance	Safety, Health & Environmental Excellence
$28M	77%	97	1.01
Invested in community initiatives in 2015	Senior staff openings filled by internal candidates	Score (out of 100) in The Globe and Mail’s annual Board Games review of best corporate governance practices	Total site recordable injury rate

[1]	See reconciliation and description of this non-IFRS measure on Page 88.

PotashCorp 2015 Annual Integrated Report	1

CEO Letter

Your company is positioned to succeed. Best-in-class assets, a strong balance sheet and a disciplined approach allow us to navigate through challenging times while positioning the company for long-term success. We believe this strength and resiliency make PotashCorp one of the best investments in the fertilizer sector.

Jochen Tilk  President and Chief Executive Officer

Dear Shareholders,

2015 was a reminder that our business is impacted by global factors. Currency volatility and weaker growth expectations put significant pressure on companies with exposure to emerging markets, and fertilizers were not immune.

These conditions created challenges and uncertainty for most investors and resource companies. Yet, at PotashCorp, this environment also reaffirmed that the things we do control – such as enhancing our top-tier assets, adhering to a time-tested potash strategy of matching supply to demand and maintaining a sound balance sheet – not only help us weather storms, but strengthen us for the future.

Safety First

At PotashCorp, the safety of our people is at the forefront of everything we do. We were extremely saddened at the loss of a colleague in early 2015 at our White Springs phosphate operation. We know we can help avoid tragedies like this through unrelenting focus on accident prevention, and that’s why we are continuing to take an anticipatory and systematic approach to identify and eliminate unsafe practices in our workplaces. In 2016, we are creating a new and enhanced serious injury and fatality prevention program, improving our hazard assessment plan and updating our contractor safety management standards. Developing strong safety leaders is also paramount and we are continuing to advance leadership training throughout all our operations.

Our Best-in-Class Assets and Disciplined Approach

One of the most important ways we build value is by enhancing the competitive position of our assets. We already have some of the best, most efficient assets in the industry, but we cannot take our position for granted. There are always opportunities to improve.

Optimizing production toward our lowest cost facilities – while maintaining operational flexibility to respond to unexpected surges in demand – is an important step in enhancing our portfolio. We recently took the difficult, but necessary steps of accelerating our Penobsquis mine closure and suspending our Picadilly potash operations in New Brunswick. We expect the shift in production to Saskatchewan will lower our cost of goods sold by $40-$50 million

2	PotashCorp 2015 Annual Integrated Report

– excluding severance and transition charges in 2016 – and reduce our capital expenditures by approximately $185 million through 2018. This was not an easy decision, as it meant parting ways with many of our dedicated colleagues in New Brunswick. Yet we know the decision was important to align our operating capability more closely with market expectations. It is consistent with our long-held strategy of matching supply to demand, which we believe offers the greatest opportunity to create long-term value and protect the interests of the many stakeholders who depend on our enduring success.

Our Rocanville mine is also an integral part of our optimization plan. We advanced the final phase of expansion plans in 2015 and are preparing to ramp up to full capability later in 2016. As our largest and most efficient operation, it is expected to reduce our per-tonne costs in the years ahead. The commissioning of Rocanville also represents the completion of our potash expansion projects.

Efficiently serving our customers is vital, and it is the reason we are enhancing our distribution platform. We are completing our Hammond Regional Distribution Center in Indiana, including construction of a 110,000-tonne storage facility. It will allow us to position potash outside the busy Chicago rail corridor to better meet the needs of our customers in the US.

Our focused nitrogen and phosphate businesses complement our potash portfolio. In nitrogen, we completed our Lima expansion during the fourth quarter. This project will add approximately 100,000 tonnes of ammonia capacity in 2016.

We believe our efforts to enhance our already world-class assets will make us a stronger and more competitively advantaged company as we move forward.

Our Balance Sheet and Capital Allocation Priorities

Optimization of our assets and adhering to a disciplined approach have been integral to building a sound balance sheet and enhancing our financial strength. In addition to enabling us to weather challenging conditions like those we face today, it also provides opportunities to create value and return cash to shareholders.

Maintaining the company’s operating assets and balance sheet remains a top priority. We know the importance of well-maintained assets in supporting safety and operational excellence and anticipate these expenditures will be $600-$800 million annually. At the same time, a solid balance sheet is paramount and we are focused on sustaining an investment-grade credit rating. Although we put forward an acquisition proposal to K+S in 2015, we never wavered on the importance of maintaining a strong balance sheet and ultimately opted to terminate it.

A competitive dividend continues to be a priority, and we returned significant cash to shareholders through payment of our $1.2 billion dividend in 2015. In balancing our capital allocation priorities, we opted to reduce our dividend by 34 percent in January 2016. With a payout ratio approaching 100 percent of the current year’s earnings, we view the realigned dividend as highly competitive while also protecting the long-term financial health and flexibility of the company.

Our Financial Performance

Our 2015 financial results reflect a weaker fertilizer environment, particularly as the year came to a close. Our earnings of $1.52 per share trailed the $1.82 we achieved in 2014 as prices for our key products declined sharply. Despite the weakness, we continued to generate significant cash from operations, which totaled $2.3 billion in 2015.

Record crop production negatively affected agricultural prices, yet strong consumption helped limit the decline compared to most commodities. A similar dynamic played out in potash; though broad headwinds and increased competitive pressures weighed on prices, global demand remained relatively strong. In fact, demand of approximately 60 million tonnes was second only to the record 63 million tonnes in 2014.

We generated potash gross margin of $1.3 billion in 2015 as our sales volumes and price realizations were both lower than the previous year. Our nitrogen gross margin of $706 million fell below last year’s record result, reflecting increased global supply and weaker realizations. Our volumes also declined as weaker demand and an extended turnaround at Lima limited production. In phosphate, our gross margin improved to $241 million with stronger pricing, especially for our liquid fertilizer products, more than offsetting reduced sales volumes and slightly higher costs.

Beyond Financial Performance

We fell short of our annual safety targets but continue to make important strides in our company-wide safety systems. We believe these will help us achieve our target of becoming one of the safest resource companies in the world by 2018.

PotashCorp 2015 Annual Integrated Report	3

Our environmental performance is on track to achieve our longer-term targets in the areas of greenhouse gas emissions and water consumption. In 2016, we will continue to identify and implement best practices, as well as enhance our training and documentation processes at each of our sites.

We refined our employee engagement strategy this past year, and will increase our focus on improving organizational and talent development through better performance measurement, succession planning, training and diversity. We believe these steps will help us retain a world-class workforce and make PotashCorp an even better place to work. In 2016, we will begin measuring the performance of each employee – myself included – using new benchmarks that align with our seven strategic priorities.

We take pride in being exceptionally responsive to the needs of our customers and this was demonstrated in our annual customer surveys, where we outperformed our competitors on quality, reliability and service by a wide margin.

In 2015, we invested $28 million in projects and initiatives designed to enhance the quality of life in our communities. We have a particular focus on food security projects, both local and global. In our home communities, we continued to support food banks and school lunch programs. Globally, we worked with Free The Children to help improve food security in at-risk villages in Africa, China and India. Our contributions make a real difference in people’s lives and I am proud of the work we have accomplished in this area.

Positioning for the Future

Your company is positioned to succeed. Best-in-class assets, a strong balance sheet and a disciplined approach allow us to navigate through challenging times while positioning the company for long-term success. We believe this strength and resiliency make PotashCorp one of the best investments in the fertilizer sector and we will continue to position your company in the best way possible to respond to any situation. Even with more modest expectations for global economic growth, we remain positive on the outlook for potash.

Our confidence comes from the underlying strength of two key drivers of potash consumption. First, the science – we know nutrients must be replenished to support increasing global crop production. Second, even with more moderated crop prices, farmer economics remain supportive and have encouraged growth in nutrient applications.

We anticipate 2016 global potash demand in the range of 59-62 million tonnes – and PotashCorp shipments of 8.3-9.1 million tonnes. While we enter the year with a more tempered pricing environment, we stand ready to respond to whatever conditions ultimately transpire. Combined with our nitrogen and phosphate business, we anticipate generating earnings of $0.90-$1.20 per share.

When Soils Are Healthy

As a fertilizer company committed to helping meet the world’s growing demand for food, we recognize the importance of one of our most precious resources – soils. With a rising global population and the need to produce more food, it is vital to ensure that soils are healthy and productive.

In fact, the United Nations declared 2015 the International Year of Soils to highlight the importance of this often overlooked, finite resource. With 95 percent of the world’s food coming from soils, keeping them healthy matters to more than 7 billion people around our planet. This emphasizes the importance of PotashCorp’s products and the long-term drivers of our business.

Every day at PotashCorp, I am inspired by the hard work and dedication displayed by our employees as we carry out our vision to help the world grow the food it needs and ensure the long-term success of your company. To each of the nearly 5,000 employees across our organization, I offer my personal thanks for the valuable contributions you make to our company. This appreciation carries over to the dynamic Board of Directors and highly engaged senior management team that I work alongside. I appreciate your focus on ensuring we do the right things and do them well.

As a key player in helping to keep soils healthy, we see great potential not only for our shareholders, but for all our stakeholders – because we all benefit when soils are healthy.

Jochen Tilk

President and Chief Executive Officer

February 25, 2016

4	PotashCorp 2015 Annual Integrated Report

MANAGEMENT’S

DISCUSSION

& ANALYSIS

of Financial Condition and Results of Operations (in US dollars)

To learn more, watch for the following icons:

 WEB  Potashcorp.com*

 A  Annual Integrated Report

 10K  Form 10-K

 P  Proxy Circular

 FS  Financial Statements

The following discussion and analysis is the responsibility of management and is as of February 25, 2016. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. The term “PCS” refers to Potash Corporation of Saskatchewan Inc. and the terms “we,” “us,” “our,” “PotashCorp” and “the company” refer to PCS and, as applicable, PCS and its direct and indirect subsidiaries as a group. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All references to per-share amounts pertain to diluted net income per share (EPS) as described in Note 9 to the consolidated financial statements.

*	The information contained on or accessible from our website or any other website is not incorporated by reference into this “Management’s Discussion & Analysis of Financial Condition and Results of Operations” or any other report or document we file with or furnish to the US Securities and Exchange Commission or Canadian securities regulatory authorities.

PotashCorp 2015 Annual Integrated Report	5

Company	Governance	Strategy	Risk	Performance

Company Overview

PotashCorp is the world’s largest fertilizer company by capacity, producing potash (K), nitrogen (N) and phosphate (P). These primary crop nutrients are vital to maintaining healthy and productive soils.

Our Canadian potash operations – the primary focus and namesake of our company – represent one-fifth of global capacity. To enhance our global footprint, we also have investments in four potash-related businesses in South America, the Middle East and Asia.

With operations and business interests in seven countries, PotashCorp is an international enterprise and a key player in helping to feed the world.

Our Operations

**K** POTASH

1 Allan SK
2 Cory SK
3 Lanigan SK
4 Patience Lake SK
5 Rocanville SK
6 Picadilly NB*

**N** NITROGEN

1 Augusta GA
2 Geismar LA
3 Lima OH
4 Point Lisas TT

**P** PHOSPHATE

**Mining/Processing**

1 Aurora NC
2 White Springs FL

**Upgrading**

- Cincinnati OH
- Geismar LA
- Joplin MO
- Marseilles IL
- Weeping Water NE

**I** INVESTMENTS

1 APC, Jordan – 28%
2 ICL, Israel – 14%
3 Sinofert, China – 22%
4 SQM, Chile – 32%

*	In January 2016, the company announced the indefinite suspension of its Picadilly, New Brunswick potash operations.

6	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Business Segments (2015)	K K	POTASH	N N	NITROGEN	P P	PHOSPHATE

K K	N N	P P

Share of Global Capacity [1]	20%	2%	3%

Contribution to Gross Margin	58%	31%	11%

Sales Volumes by Product Category

Sales Volumes by Region

Community Survey Scores [2]	4.4	4.4	4.7

Employees [3]	2,689	812	1,438

Total Site Recordable Injury Rate	1.80	0.40	0.77

Environmental Incidents	7	6	10

[1]	Based on nameplate capacity at December 31, 2015, which may exceed operational capability

[2]	Scores (out of 5) based on 2015 survey results

[3]	Includes employees within individual nutrient segments as at December 31, 2015

PotashCorp 2015 Annual Integrated Report	7

Company	Governance	Strategy	Risk	Performance

A Roadmap for Our Report

Our Vision

To play a key role in the global food solution while building long-term value for all stakeholders

Our Reporting Approach

In order to play our role in the global food solution, we not only need to be profitable for our shareholders, but also understand, anticipate and support the needs of our other stakeholders, creating sustainable value as we grow. By helping our customers, employees and communities prosper – and striving to keep our people and environment free from harm – we can ensure that our investors and everyone associated with our business can thrive. This is how we run our business, and our aim in this integrated report is to discuss how we create value for our stakeholders from both financial and non-financial standpoints.

How We Determine What We Report

We strive to report on what matters most to our company and our stakeholders.

Informed by our Priority Matrix – which includes input gathered from within PotashCorp and from our stakeholders – this report addresses matters viewed as most relevant and explains how we create value over time. For those who wish to explore in greater depth the areas of our business of most interest to them, we provide references throughout the report to our online Integrated Reporting Center.

WEB	potashcorp.com/toppriorities

8	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Value Model

Throughout this report, we discuss each component of our value model and how they interact. Our aim is to enable a better understanding of the parts of our business and environment that affect our ability to create value over time.

Environment	Governance	Strategy	Risk	Performance

We highlight the opportunities and challenges we face within our operating environment, and our company’s unique assets and advantages on which we base our value-enhancing strategies.

 A  Page 10, Page 12

	We detail how our Board of Directors and management strive to ensure the company is managed in a way that builds and protects value for all stakeholders. A Page 14	We explain how we direct our efforts and resources to ensure we create sustainable value for all stakeholders. A Page 20	We outline the key risks to our company and how we identify, assess, monitor and seek to mitigate them on an ongoing basis. A Page 26	We discuss our 2015 performance relative to our targets for creating value and achieving shared success. A Page 34

PotashCorp 2015 Annual Integrated Report	9

Company	Governance	Strategy	Risk	Performance

Operating Environment

Our growth is most closely tied to the requirements of feeding a growing population. We also produce products for feed and industrial purposes. To determine how to best position the company for long-term success, we carefully monitor market opportunities and challenges in each nutrient.

K	N	P

Nutrient

Global use as fertilizer	~90%		~80%		~90%

Industry highlights	Number of major producing countries*	11	Number of major producing countries	~60	Number of major producing countries	~40
	Global production traded (KCl)	76%	Global production traded (NH3 )	11%	Global production traded (P2O5 )	10%
	Barriers to entry	High	Barriers to entry	Low-Moderate	Barriers to entry	Moderate
	15-year consumption CAGR (2000-2015E)	2.8%	15-year consumption CAGR (2000-2015E)	2.0%	15-year consumption CAGR (2000-2015E)	1.9%

*	Countries producing more than 500,000 tonnes annually

A	Page 48 – Our Nutrients

K	Potash

Market Opportunities

•  Improvement in soil fertility
practices is expected to
increase demand for under-
applied nutrients, especially
potash, in emerging markets.

•  Producers like PotashCorp that
can increase their operational
and export capabilities have
the potential to raise sales
volumes as demand grows.

Market Challenges

•  Changes in economic
conditions and government
policies can heighten
variability in demand
and pricing.

•  Attractive long-term
growth prospects and
historically high margins
have attracted investment
in new capacity.

2.5-3.0%	Estimated long-term potash growth rate

10	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

N N	Nitrogen

Market Opportunities

•  Lower natural gas prices due
to increased US shale gas
supply have improved the
cost position of domestic
nitrogen producers.

•  Producers located closer to
key import markets have a
delivered-cost advantage
for ammonia; our Trinidad
assets delivering to the US
is one example.

Market Challenges

•  Favorable natural gas costs
and historically strong
nitrogen prices have
resulted in development
of new nitrogen capacity
in the US.

•  Excess urea export capacity
in China and the Middle
East can result in price
volatility.

68%	Estimated natural gas cost advantage of US-based nitrogen production compared to higher-cost Ukrainian production

P P	Phosphate

Market Opportunities

•  Producers with their own
phosphate rock supply have
the potential to earn higher
margins as their mining costs
are typically lower than the
prices non-integrated
competitors pay for
purchased rock.

•  Only producers with access to
higher-quality rock can make
certain non-fertilizer products,
which are in greater demand
and typically generate higher
margins.

Market Challenges

•  Increasing capacity from
offshore suppliers (largely
in China, Morocco and
Saudi Arabia) can impact
global trade and market
fundamentals.

•  In India, changing fertilizer
subsidies have affected
demand. Given India’s
influence on global
phosphate trade, its
fertilizer subsidies and
fluctuating demand can
cause variability in both
shipments and world prices.

28%	Share of global phosphoric acid production from higher-cost purchased rock

PotashCorp 2015 Annual Integrated Report	11

Company	Governance	Strategy	Risk	Performance

Competitive Advantages

Just as a farmer uses fertilizer to maintain soil health, we use our competitive advantages to maintain financial health. PotashCorp’s unique strengths allow us to capitalize on global opportunities. We leverage these advantages and seek to enhance what differentiates us from our peers.

1	Access to Long-Lived, High-Quality Reserves

We have access to decades of high-quality permitted potash and phosphate reserves with well-established infrastructure in politically stable regions of the world.		48-80 YEARS Estimated remaining mine life at our potash operations
A	Page 58 – Potash; Page 74 – Phosphate

2	Industry-Leading Potash Position

We are the largest potash producer by capacity, with five lower-cost operations in Saskatchewan. We also have strategic investments in four global potash-related companies with exposure to important growth markets.

20% Percentage of global potash nameplate capacity

3	Advantaged Positions in Nitrogen and Phosphate

We have nitrogen assets with access to lower-cost natural gas, proximity to key markets and a stable industrial customer base. In phosphate, we have the most diversified product offering in the industry, which has historically provided higher margin and more stable returns.

$1.3 BILLION Five-year average annual combined nitrogen and phosphate gross margin

12	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

4	Experienced and Engaged Workforce

Our people have deep-rooted knowledge in all aspects of our

business, along with extensive skills and experience. This helps us set sound strategies and improve operational efficiency, innovation and safety performance.

13 YEARS Average company-wide workforce experience

5	Financial Strength

Our business model and asset portfolio have consistently generated significant positive cash flows, even through challenging market conditions. As our potash expansion program nears completion, our ability to generate free cash flow increases.

$3 BILLION Five-year average annual cash provided by operating activities

6	Strong Marketing Position

We have long-term customer relationships, extensive distribution networks and experienced sales teams with both PCS Sales and
Canpotex. These networks allow us to reliably and efficiently meet the needs of a global customer base.

386 Number of strategically located distribution points in North America

PotashCorp 2015 Annual Integrated Report	13

Governance

PotashCorp’s Core Values are the principles that guide how we conduct ourselves within the company and among the many stakeholders who depend on our success.

1 1	We operate with integrity	4 4	We seek continuous improvement

2 2	Our overriding concern is the safety of our people and the environment	5 5	We share what we learn

3 3	We listen to all PotashCorp stakeholders	6 6	We are accessible, accountable and transparent

Clint Morrow, Mine Construction General Foreman at our Lanigan, Saskatchewan potash mine

How We Approach Governance

As healthy soil provides the environment for a successful crop, we believe strong governance creates the environment for a successful company.

Overview of Our Approach

Effective governance begins at the top. Our Board of Directors (Board) provides guidance and oversight, while management defines and executes strategy and simultaneously manages risk. Success at the Board and management level at PotashCorp involves setting the right program priorities, having the appropriate team members in place, evaluating ourselves, continuing our education and communicating with our stakeholders.

Program Priorities

Two key areas of focus in 2015 for our Board and management were 1) greater integration of strategy and risk; and 2) revisiting remuneration programs and performance management processes.

Strategy and Risk

To ensure we are paying attention to what is crucial to our health and success, our Board and management developed integrated strategy and risk frameworks. The frameworks enable us to better anticipate, adapt or exploit risks and opportunities in today’s volatile and uncertain global marketplace. They guide the interplay of risk at three distinct layers of strategy and clarify the roles of those involved over applicable time horizons:

Grounded by our objective of creating superior shareholder value, our Board and management team consider the interdependence between strategy and risk to inform how to best position the company to achieve sustainable growth.

In strategy, the focus begins with devising and executing ideas that use, or redeploy as necessary, our capital and resources in the most value-enhancing manner at each level of the organization.

In risk, we continually identify, measure, assess, respond to and monitor risks and uncertainties that could impact value creation,

optimization or protection. Where necessary or prudent, we take on additional risk or reduce our risk exposure to achieve our objectives.

This structure is supported by empowering elements that enable us to effectively execute at all levels. These include devising policies and procedures; supporting innovation; having the right people, tools and technology; information and reporting; and embedding this capability and culture throughout our company.

PotashCorp 2015 Annual Integrated Report	15

Company	Governance	Strategy	Risk	Performance

Remuneration

PotashCorp compensates directors and employees for their significant contributions and commitment to the company. Our compensation programs are designed to be competitive and are aligned with our objective to create value for the company and its stakeholders.

Directors

To ensure their interests are aligned with those of shareholders, a director must, within five years of starting on the Board, own shares and/or deferred share units (DSU) with a value equal to at least five times the annual retainer paid to directors.

In 2015, 10 of 11 of the current outside directors elected to receive all or a portion of his or her 2015 director retainer fees in the form of deferred share units.

P	Page 20 –	Director compensation

Employees

Our compensation program is designed to be competitive with our peers to attract, develop, engage and retain employees to establish and execute value-building strategies. Just as our strategic priorities have different time horizons, so do the components of our compensation program. We believe the design, structure and implementation of our employee compensation program should not encourage employees to take unapproved or inappropriate risks or engage in other improper behavior.

In addition, PotashCorp’s compensation plans are designed and implemented to:

•	Motivate PotashCorp employees’ actions to be aligned with the long-term interests of our shareholders and other stakeholders;

•	Reward performance in line with our strategic priorities and shareholder experience, with Board or committee discretion and flexibility to adjust awards – up or down – to address unique circumstances, supported by well-disclosed rationale;

•	Support the appropriate level of risk-taking that balances short-, medium- and long-term objectives;

•	Provide an appropriate and affordable level of value sharing between our shareholders and employees;

•	Attract, develop, engage and retain quality employees; and

•	Create an ‘ownership mentality’ in our management team.

As further described on Page 18, the Board has approved changes to our short-, medium- and long-term incentive plans beginning in 2016.

16	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

The following table outlines key employee remuneration components in 2015:

Category	Component	2015 Impact	Design	P
Base Salaries	Salary and wages (5,395 people) [1]	$618 million expense	• The only fixed component of total direct compensation.	Page 51
At-Risk Compensation	Short-Term Incentive Plan (STIP) (5,283 people) [1]	$35 million expense	• Annual cash bonus – one-year performance period. Payout based on achieving a Board-established cash flow return (CFR) metric and achievement of certain safety, environmental and operational targets.	Pages 51-52
	Performance Option Plan (311 people) [1]	$23 million expense

•  Options vest based on the amount by which our CFR on investment exceeds the weighted average cost of capital over a three-year performance period. Value of options, if any, is based on share price performance.

Pages 53-54
	Deferred Share Units (DSU) (CEO only)	$2 million expense	• Vest on July 1, 2017, subject to the satisfaction of certain performance measures during the period from July 1, 2014 to December 31, 2015. These performance measures were partially met.	Page 56
Retirement Plans	Retirement benefits	$1,659 million obligation

•  Employees are eligible to participate in either defined benefit or defined contribution pension plans, some of which include a savings feature, a performance contribution feature or stock purchase plan.

Page 55

[1]	At December 31, 2015

P	Page 61 – Summary named executive officer compensation table	Pages 43-58 – Compensation discussion and analysis
	Page 46 – Compensation consultant and comparative compensation information	Page 55 – Chief Executive Officer compensation

How Financial Performance Metrics Were Considered in 2015

STIP – Time frame: one year	POP – Time frame: 10 years

PotashCorp 2015 Annual Integrated Report	17

Company	Governance	Strategy	Risk	Performance

Key Employee Remuneration Components in 2016

After an extensive review of the company’s short-, medium- and long-term incentive compensation programs in 2015, the human resources and compensation committee, together with input from its independent compensation consultant and management, developed a number of compensation program changes. We believe these changes result in a compensation strategy that is more competitive, engaging, cost-effective and aligned with the company’s corporate strategy.

Beginning in 2016, STIP will be based on adjusted EBITDA with greater weighting given to individual performance and safety and environmental metrics for most employees, while maintaining operational targets. The company will also align performance management practices across the organization to facilitate goal transparency, employee development and succession planning.

A stand-alone medium-term incentive plan will not be adopted, but medium-term incentives will be incorporated into the new long-term incentive plan (LTIP). As the most significant component of the new LTIP, the medium-term incentives will be performance-based and will vest on the basis of relative total shareholder return and value creation (CFR vs WACC). We will use a peer group of comparator fertilizer companies (Page 40) to evaluate performance. Less weight will be given to stock options, which will be time-vested in the new LTIP.

P	Page 52 – Future Short-Term Incentives
Page 54 – Future Long-Term Incentives

Board and Management Composition, Evaluations, Continuing Education and Communications

PotashCorp believes having a diverse group of leaders with relevant skills and experience is necessary for the company’s current and future success. Our Board and management (those with a manager title and higher) are comprised of team members with wide-ranging skill sets, varying tenure and diversity. As part of our ongoing Board renewal process, two directors retired, one director was appointed and a new Chair was elected in 2015. In 2016, we are proposing one new director nominee.

Skills

Each Board member brings different perspectives with complementary skill sets, which help them better identify areas of potential stakeholder value creation or diminution.

P	Pages 7-13 – Board profiles
Page 30 – Board skills matrix

All members of management bring different skill sets to help them innovate and successfully execute their responsibilities. We have developed six leadership core competencies to select, develop and evaluate management members.

WEB	potashcorp.com/leadership_core_competencies

Tenure

We believe the Board possesses a balance between continuity of company knowledge and fresh perspectives from newer members. As a result of an evaluation and benchmarking review, the retirement age for Board members was increased from 70 to 72. It was determined term limits were not necessary at this point, based on a robust evaluation process.

18	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

P	Page 17 – Board tenure

Our management team had, on average, 15 years of experience with PotashCorp at December 31, 2015, demonstrating the depth required to deliver value for the company. Although this is important, so too are new perspectives. During 2015, 23 percent of positions at the manager level or higher were filled with external candidates.

Diversity and Independence

PotashCorp meets all independence requirements and has formal processes for director succession and recruitment that expressly encourage the promotion of diversity. The Board approved a formal Board diversity policy early in 2016.

 P  Page 31 – Diversity policy targets

31%	Percentage of women represented on PotashCorp’s Board [1]
[1]	As nominees at our upcoming annual meeting of shareholders in May 2016.

P	Page 16 – Director independence
Page 17 – Board interlocks

17%	Percentage of women represented in PotashCorp management

During 2015, management instituted a broader mandate of diversity and inclusion and created a new position to work collaboratively with key internal and external stakeholders to build a more inclusive culture and better reflect the communities where we operate. The company approved a formal diversity policy in early 2016. We will work together to increase the representation of women across all areas of our business, with an emphasis on women in leadership, and ensure proper supports are in place to sustain a more diverse and inclusive culture. As part of our diversity and inclusion strategy, we have committed to achieving representation of a minimum of 25 percent women in our management group by 2025.

Evaluations

Good governance includes a regular evaluation of processes and results to ensure value is being created. Our Board uses a six-part effectiveness evaluation for review of the Board, committees and individual directors. For 2016, the Board is pursuing a third-party evaluation and contemplates using this resource every two to three years.

P	Page 32 –	Director orientation, continuing education and assessments

During 2015, a number of changes to our employee performance evaluation process were introduced to better align the company’s strategic objectives with every employee’s individual objectives. These will take effect in 2016. In addition to increased communications and resources, the revised performance evaluation process is intended to improve consistency, provide a greater focus on qualitative and ongoing feedback and increase focus on goal-setting.

Continuing Education

Board education is important to ensure directors have the latest information to help minimize risks and maximize opportunities. Through new orientation procedures, newly appointed directors are provided with a baseline of knowledge about the company. On an ongoing basis, a mix of internal and external educational opportunities is provided to all directors.

P	Page 32 –	Director orientation, continuing education and assessments

Management education is important to ensure this team has the most up-to-date skills and exposure to best practices to create value for the company. PotashCorp ensures departments have budgeted dollars allocated to manager education related to their role and to assist with skill development. In 2015, we asked each manager to create an individual development plan as part of performance management that will commence in 2016. In addition, we have a tuition reimbursement program that provides funding for managers to enhance their skills in areas relevant to the company but which may be beyond their current role or focus on another area within the company.

Stakeholder Communications

PotashCorp values the quality of its ongoing public reporting and outreach programs. Stakeholders’ priorities or concerns are monitored through regular surveys, to which management and the Board respond. Key Board communications include:

P	Page 25 –	Letter from and report of the audit committee
	Page 29 –	Letter from and report of the corporate governance and nominating committee
	Page 33 –	Stakeholder outreach
	Page 35 –	Letter from and report of the safety, health and environment committee
	Page 37 –	Letter from and report of the human resources and compensation committee

WEB	potashcorp.com/stakeholderengagement

PotashCorp 2015 Annual Integrated Report	19

Strategy

Zoe Brewster, Mine Geologist, underground at our Allan, Saskatchewan potash mine

How We Approach Strategy

Healthy soils are the cornerstone of a farmer’s value creation, and we believe strong financial health and performance are the cornerstones of PotashCorp. They reward our shareholders while allowing us to fulfill our broader social and environmental responsibilities.

Our Long-Term Objective

Create superior shareholder value by:

•	Growing earnings and cash flow while minimizing volatility
•	Protecting and enhancing a premium valuation multiple
•	Maintaining the trust and support of our stakeholders

Our Strategy

Prioritize earnings growth and investment opportunities in potash, while complementing our business with other best-in-class assets.

Overview of Our Approach

Our strategy and risk framework guides our value creation process. We take an integrated approach to setting strategy and objectives to ensure we are aligned throughout the organization – from our corporate actions to those of our functional areas.

At a corporate level, we continually evaluate our existing businesses and new opportunities – allocating capital toward those that we believe create the greatest long-term value.

Within our business units, we devise and execute plans that seek to extract the most value from our potash, nitrogen and phosphate assets. Finally, our functional groups support our broader corporate and business unit strategies by ensuring we have the right processes, people and plans in place to ensure sustainable success.

Program Priorities

During 2015, we undertook a purposeful shift in how we approach strategy – a shift that better integrates strategy with our risk function and improves the ability of the company to assess future growth options.

As part of this evolution, we have outlined new strategic priorities for the organization and are working to evolve our performance management process to drive greater alignment throughout the organization.

We focus throughout all levels of the organization on three basic tenets of value creation:

Capital Allocation: Use our cash flow to enhance growth and shareholder returns and ensure capital is properly allocated

 A  Page 22

Strategic Priorities: Ensure our efforts are aligned with our key priority areas designed to improve the long-term sustainability of PotashCorp

 A  Page 23

Risk: Consider how existing and potential internal and external conditions could impact our business

 A  Page 26

PotashCorp 2015 Annual Integrated Report	21

Company	Governance	Strategy	Risk	Performance

Our Capital Allocation Process

We evaluate new opportunities and allocate capital to maximize long-term shareholder returns. Our priorities for allocating capital are to:

1 1	Support existing asset base by investing required sustaining capital
Enhancing the longevity and cost competitiveness of our income-producing assets and creating a safe work environment for our people is our top priority.

2 2	Maintain financial flexibility and investment-grade credit rating
Ensuring we have a healthy balance sheet and financial flexibility allows our company to navigate through challenging periods and pursue value creation opportunities as they arise.

3 3	Support a competitive dividend
Enhancing shareholder returns through a competitive dividend aligns with our long-term objective.

4 4

Evaluate value creation opportunities and use surplus capital to fund those opportunities that align with our long-term objective and strategy while ensuring the potential return justifies the associated risk

These opportunities may include organic growth, mergers and acquisitions, investments, marketing or operating arrangements and share repurchases.

22	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Strategic Priorities

As a company, we seek to optimize returns across our portfolio by focusing on seven strategic priority areas. On Pages 24 and 25, we detail how each relates to our business units, how we measure success and the key risks we consider.

Portfolio & Return Optimization	Operational Excellence	Customer & Market Development	Stakeholder Communications & Engagement
Maximize returns for our assets and explore other value creation opportunities	Improve our competitive position through reliability, productivity and flexibility	Encourage product demand and support customer growth	Earn stakeholder trust through strong communications and engagement

People Development	Good Governance	Safety, Health & Environmental Excellence
Attract, develop and retain engaged employees	Foster a culture of accountability, fairness and transparency	Be relentless in pursuit of the safety of our people and the environment

PotashCorp 2015 Annual Integrated Report	23

Company	Governance	Strategy	Risk	Performance

Strategic Priorities

Portfolio & Return Optimization

Operational

Excellence

Customer & Market

Development

K	Potash

•	Maintain profit-maximizing marketing approach of matching supply to demand

•	Pursue accretive consolidation opportunities that enhance our product and geographic diversification in line with our capital allocation priorities
•	Complete expansion and continue to manage operational capability to anticipated market demand, while maintaining production flexibility and minimizing costs

•	Pursue procurement and operational initiatives – including optimization of our product mix

•	Invest in market development activities and support a stable environment that encourages consumption growth

•	Optimize distribution and logistic infrastructure through investment and partnerships with key regional players

N	Nitrogen
•	Consider high-return US brownfield expansions or strategic opportunities in key US regions

•	Maintain product and market (industrial vs fertilizer) flexibility
•	Increase efficiencies and enhance productivity to support improved margins

•	Reduce impact of natural gas constraints through operational improvements and proactive support of Trinidad supply policies

•	Grow customer and geographic profile to maximize returns for each product tonne

•	Monitor and adapt technological advances to capitalize on future opportunities

P	Phosphate

•	Pursue earnings improvement plan and seek opportunities that optimize returns on our assets

•	Maximize sales of less cyclical, high-return products

•	Increase efficiencies and enhance productivity to support improved margins
•	Evaluate new market viability and further product differentiation

•	Monitor and adapt technological advances to capitalize on future opportunities

Key Target Metrics (2016)

 A  Pages 40-47

•	Total shareholder return

•	Cash flow return

•	Expand innovation capabilities
•	Potash cost reduction

•	Procurement savings

•	Nitrogen operating rates
•	Product quality and service scores

•	Market development initiatives

•	Integration of Hammond into marketing strategy

Key Risks 1

 A  Pages 29-33

•	Competitive supply

•	International operations and non-operated assets

•	Sustaining growth opportunities

•	Trinidad natural gas supply

•	Realization of asset values
•	Offshore potash sales and distribution

•	Operating capability

•	Safety, health, environment and security

•	Extreme loss

•	Trinidad natural gas supply

•	Cyber security

•	Transportation and distribution infrastructure
•	Global potash demand

•	Offshore potash sales and distribution

•	Operating capability

•	Extreme loss

•	Transportation and distribution infrastructure

[1]	Additional risks and uncertainties have been identified but deemed less significant at the date of this report, therefore, they are not discussed in this report.

24	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Stakeholder Communications & Engagement	People Development	Good Governance	Safety, Health & Environmental Excellence

•   Enhance awareness and reputation with key stakeholders by maintaining strong relationships and effective communications

•   Leverage community investment program to improve quality of life in our operating communities and enhance our reputation

•   Protect and strengthen reputation through proactive issues management

•   Design and implement company-wide performance and succession management systems

•   Align technical and safety- related training, and continue focus on leadership and engagement

•   Advance corporate diversity and inclusion program, including workforce education strategy and opportunities to develop women in leadership roles

•   Advance employee recognition and communication efforts

• Ensure Board and management have relevant skills and experience • Promote diversity and independence of Board members • Enhance evaluation process of Board and management

•   Advance programs in the area of serious injury and fatality prevention, including company-wide alignment of safety systems

•   Enhance focus on employee health, including implementation of new health management system and wellness education

•   Implement company-wide Environmental Management System

• Community investment • Community survey scores • Investor survey results	• Employee engagement scores • Employee turnover rates • Diversity and inclusion training	• Top quartile governance ranking	• Life-altering injuries, total site recordable injury rate and lost-time injury rate • Greenhouse gas (GHG) emissions • Environmental incidents • Water consumption levels
• While risks related to these priorities have been identified, they do not meet the threshold for inclusion as reported key risks	• While risks related to these priorities have been identified, they do not meet the threshold for inclusion as reported key risks	• International operations and non-operated assets	• Safety, health, environment and security • Extreme loss • Cyber security

PotashCorp 2015 Annual Integrated Report	25

Risk

Rob Bubnick, Vice President, Safety, Health and Environment, at our Saskatoon Pilot Plant

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

How We Approach Risk

In an increasingly fast-paced and complex business environment, it is critical that we understand the link between risk, strategy and value. At PotashCorp, this link is formalized through alignment of our strategy and risk processes, which supports fulfillment of our strategic priorities, thereby delivering value for all stakeholders.

Overview of Our Approach

Our business is subject to constant and significant change that requires us to regularly assess our strategy. At PotashCorp, risk management is an integrated discipline. We recognize the pivotal role it plays in balancing strategic planning with business execution and compliance. This facilitates informed decision-making and a conscious evaluation of upside opportunities and downside risks.

Our integrated approach to managing risk recognizes the need for clear, timely direction and support from our Board of Directors and senior, business unit and functional management.

Our starting point for managing risk is our strategic planning process. Our strategy is defined in the context of the environment in which we operate. We consider relevant external and internal threats and opportunities by observing, analyzing and anticipating trends along with macroeconomic, industry-specific, regional and local developments. Our risk framework helps us consider the unthinkable – the strategic risks that could threaten to disrupt the assumptions at the core of our strategy and have the potential to destroy our value creation model. We also consider what we do not know – whether it is related to our competitors’ capabilities and likely actions, innovation or customer preferences – as this may be more important than what we do know. Consideration of these uncertainties, risks and opportunities allows us to build a strategy that responds to or navigates through them. The risks of having the wrong strategy are managed through ongoing evaluation of the factors noted above and any resulting changes to our strategy.

Functional risk management processes are primarily focused on risks to achieving the objectives of our chosen strategy and new risks resulting from such strategy. We manage risks by incorporating measures into corporate and operating plans to require mitigation of risks if they exceed our appetite and tolerance.

We intentionally accept certain risks we believe are manageable and appropriate in relation to expected opportunities. These risks and opportunities are regularly monitored for changes, and further action is taken, if necessary.

Program Priorities

During 2015, we undertook a purposeful shift in how we approach risk management – a shift that has us more focused on the drivers of value for PotashCorp. We believe this requires an even greater emphasis on strategic risk management. We have begun to better integrate our strategy and risk management processes, thereby enabling us to take the appropriate risks necessary to grow, create and optimize value.

To support this, we added resources to the Global Risk Management group and we are performing a comprehensive review of our existing risk management program: assessing our maturity, confirming our current state and identifying opportunities for further enhancement. In 2016, we will continue to work on areas identified for improvement.

PotashCorp 2015 Annual Integrated Report	27

Company	Governance	Strategy	Risk	Performance

Risk Profile and Key Risks

PotashCorp uses a risk management ranking methodology to assess the key risks specific to our company. Risks with A or B residual ranking are monitored closely and viewed as key risks, as are those for which we identify elevated changes within C, D or E residual ranking, with implications that could cause a deviation from the desired strategic results. We place a high priority on preserving and maintaining our reputation. Potential damage to our reputation is a significant consequence we consider in our assessment of key risks and related risk management approach as outlined on Pages 29 to 33.

Our key risks, in terms of residual severity of consequence and likelihood, are displayed as follows:

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

28	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Change in Risk Ranking from 2014 AIR:	Stable	Increased	Decreased

Risk: Global potash demand Risk Ranking: B	Associated Strategies [1]: • Customer & Market Development	Associated Nutrients/Investments [1]: K N P I
Description and Context	Risk Management Approach	Developments

Our estimates of future potash demand may prove to be overstated. Our customers’ decisions regarding the purchase of our products are affected by variable market, governmental, seasonal, foreign currency, other economic, weather and other conditions, most of which are outside our control and can be difficult to accurately predict. We advanced the final phase of our Rocanville expansion plans in 2015 and are preparing to ramp up to full capability later in 2016. Reductions in global potash demand could result in our return on our investment and our ability to meet our growth expectations in a timely manner being lower than anticipated.

We produce potash to meet market demand, making necessary operational changes to maintain optimal operating flexibility and maximize long-term profitability. These activities may include reductions in workforce, and reducing, suspending or ceasing production at certain facilities. We also engage in market development, education, training and government relations initiatives to support long-term demand growth.

Global potash demand fell slightly in 2015, contributing to a weaker fertilizer environment. In response, we advanced the permanent closure date of our Penobsquis, New Brunswick mine and took inventory adjustment shutdowns at three of our Saskatchewan mines. In January 2016, we took the difficult but necessary step of suspending our Picadilly, New Brunswick potash operation.

Risk: Competitive supply Risk Ranking: B	Associated Strategies: • Portfolio & Return Optimization	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments

Competitors’ increase in fertilizer supply may outpace growth in world demand. Our competitors have undertaken, and may undertake in the future, expansion or greenfield projects to increase fertilizer production capability and may increase production in response to market conditions or otherwise. If increases in supply outpace growth in world demand this may lead to oversaturation in the market, a reduction in prices and declining capacity utilization rates, negatively affecting our financial performance.

We produce potash to meet market demand and strive to be a low-cost producer (on a delivered basis) in the key markets we serve. We develop and leverage logistical advantages, maintain operational flexibility and offer diversified product lines in all nutrients. We are committed to being exceptionally responsive to the needs of our customers through a focus on quality, reliability and service.

We have seen increased potash supply from competitors in key markets we serve. Operational changes discussed above allowed us to maintain our low-cost competitive advantage. Securing a long-term supply agreement with Heringer, one of Brazil’s largest fertilizer distributors, further enhanced our ability to serve customers in Brazil.

Risk: Offshore potash sales and distribution Risk Ranking: B	Associated Strategies: • Operational Excellence • Customer & Market Development	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments

Canpotex may be dissolved or its ability to operate impaired. We rely heavily on Canpotex, our offshore marketing, transportation and distribution company, to deliver our potash to customers outside North America. Unexpected changes in laws or regulations, market or economic conditions, our (or our venture partners’) businesses, or otherwise could threaten the existence of Canpotex. A trusted potash brand could be lost and our access to key offshore markets impacted, resulting in a less efficient logistics system and decreased market share, higher costs or lower net earnings from offshore sales.

We engage directly with international customers to foster relationships with them, develop internal capacity to market and distribute products offshore and preserve access to Canpotex distribution facilities.

Given the current lower price environment, the strategic importance of being a low-cost producer on a delivered basis to key markets continues to rise, supporting the relative significance of this related risk.

[1]	Brighter sections indicate the strategic priority (Page 23) and nutrients/investments (Page 6) impacted by the risk. Faded sections mean the strategic priority and nutrients/investments are not significantly affected by the risk.

PotashCorp 2015 Annual Integrated Report	29

Company	Governance	Strategy	Risk	Performance

Risk: Operating capability Risk Ranking: C	Associated Strategies: • Operational Excellence • Customer & Market Development	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments
We may not be able to respond in a timely manner to unexpected surges in potash demand. While we strive to maintain optionality with our operating capabilities, it may take time to restart or expand our operating capability in order to respond when demand surges in an unanticipated manner. Our inability to respond could adversely affect our financial performance or reputation.	With the optimization of our production portfolio, we maintain the operational flexibility to respond to any surges in demand. We may respond by restarting idle capacity or undertaking debottlenecking projects. We have also developed an integrated, robust storage and distribution network.	No significant developments.

Risk: Safety, health, environment and security Risk Ranking: C	Associated Strategies: • Operational Excellence • Safety, Health & Environmental Excellence	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments

We may fail to maintain high levels of safety, health and security. The mining and industrial activities we engage in are inherently hazardous. Failure to prevent or respond to a major safety, health or security incident can result in incidents leading to serious injuries or fatalities among our employees, contractors and communities near our operations. Such incidents could also adversely impact our operations, financial performance or our reputation.

Safety of our people is a fundamental value to us. Structured incident prevention and response systems are in place to protect our employees and contractors and consistency in safety leadership development and technical training is a priority. Both leading and lagging indicators help us proactively monitor effectiveness. Crisis communication protocols and emergency response programs and personnel are in place in the event of a significant incident.

We were extremely saddened at the loss of a colleague in 2015. We seek to prevent tragedies like this by focusing on an anticipatory and systematic approach to identifying and eliminating unsafe practices in our workplace. Further details of our safety performance are discussed on Page 46.

We may fail to protect the environment. Costs to comply with applicable environmental laws and regulations may be significant, and failure to prevent a significant environmental incident can be harmful to our employees, contractors and communities and impact the biodiversity, water resources and related ecosystems near our operations. Such matters could also adversely impact our operations, financial performance or reputation.

Insurance coverage may not adequately cover safety, health and environmental losses. If we were to incur significant liability for which we are not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

	Safety of the environment is a fundamental value to us. Environmental monitoring and control systems exist to measure and limit the impact on the natural environment.	Total reportable environmental incidents were the same as the previous year and remain a key focus. Further details of our environmental performance are discussed on Page 47.

30	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Risk: Extreme loss Risk Ranking: C	Associated Strategies: • Operational Excellence • Customer & Market Development • Safety, Health & Environmental Excellence	Associated Nutrients/Investments: I K N P I
Description and Context	Risk Management Approach	Developments
We may be subject to catastrophic events or malicious acts (including terrorism) involving our products or facilities. Similar to other companies with major industrial facilities, in addition to cyber security risks, our operations may be impacted by catastrophic events (such as severe weather or product transportation/storage mishaps) or targets of terrorist activities (or other intentional acts of destruction). As a result, our facilities, or those of third parties on which we rely, could be damaged or destroyed, or employees, contractors and the public could suffer serious physical injury. Such events could also affect our sales or production and disrupt our supply chain, which may adversely impact our financial results or reputation.

We have in place security systems and processes that reflect best practice at each of our business locations. In addition, we have implemented business continuity plans and crisis management plans for each location. We maintain relations with reputable carriers in the transport of hazardous materials and employ effective risk transfer through contract terms and insurance coverage.

No significant developments.

Risk: International operations and non-operated assets Risk Ranking: C	Associated Strategies: • Portfolio & Return Optimization • Good Governance	Associated Nutrients/Investments: I K N P I
Description and Context	Risk Management Approach	Developments

Our international operations may be affected by political and regulatory regimes. Political and economic conditions, cultures and laws, combined with complex regulatory frameworks, may result in higher business risk in international jurisdictions. Such risks may lead to restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could cause volatility and impact our earnings growth or our reputation.

Non-operated assets may be affected by decisions of third parties. We hold minority interest in several companies. Because we do not control these companies, we cannot ensure they will operate efficiently, pay dividends or manage their businesses in our best interests. As a result, these companies may contribute less than anticipated to our earnings and cash flow, and may negatively impact our operations or our reputation.

Where our ownership interest permits, we exercise operational oversight and provide governance direction. Page 52 includes details of strategic investments and our associated ownership levels and board representation.

In priority locales, we support our business objectives and protect our investments through a proactive public and government relations program.

During 2014, the Chilean government agency that leases certain significant mining rights to SQM initiated arbitration proceedings against SQM, alleging breaches of the lease agreement and seeking retribution and punitive payments from SQM along with early termination of the lease agreement. In 2015, the government agency publicized that it will seek the formal termination of its mining concession agreements with SQM. The arbitration proceedings are ongoing, and SQM maintains its position that it has fulfilled in a timely manner and fully all of the obligations of the lease agreement.

During 2015, our representatives on the board of SQM resigned once it became clear that, given our minority and dissident position on the board, we were unable to ensure appropriate actions were taken by SQM to address serious allegations of wrongdoing by SQM and its management. Following changes to SQM’s board and governance structure, we nominated three PotashCorp employees who were elected to SQM’s new board.

PotashCorp 2015 Annual Integrated Report	31

Company	Governance	Strategy	Risk	Performance

Risk: Sustaining growth opportunities Risk Ranking: C	Associated Strategies: • Portfolio & Return Optimization	Associated Nutrients/Investments: I K N P I
Description and Context	Risk Management Approach	Developments
Our opportunities to strategically reinvest available capital may be limited. Various factors may limit our investment opportunities including geopolitical, market or other reasons. Such restrictions could negatively affect our growth.	We regularly evaluate all strategic opportunities. We may seek to grow through acquisitions of assets or entities, or interest in other entities. We may also consider growth opportunities such as strategic alliances, evaluation of new products and technologies, or expansion into new markets that complement and extend our portfolio of businesses and capabilities and generate returns that exceed our cost of capital on a risk-adjusted basis.	During 2015, we contemplated a transaction with K+S. We ultimately opted to terminate the proposal due to challenging macroeconomic conditions and a lack of engagement by K+S management.

Risk: Trinidad natural gas supply Risk Ranking: C	Associated Strategies: • Portfolio & Return Optimization • Operational Excellence	Associated Nutrients/Investments: I K N P I
Description and Context	Risk Management Approach	Developments
In Trinidad, supply of natural gas, a key raw material for the manufacture of our nitrogen products, may continue to be curtailed. Due to decreased investment by the energy industry in exploration, development and major maintenance activities, we continue to experience curtailments in our natural gas supply. Prolonged interruption of our supply could result in loss of nitrogen production, adversely affecting our financial performance or reputation.	While recent changes in government policy in Trinidad are intended to support natural gas exploration and development, we continue to expect similar curtailments of natural gas supply for the coming years. We are working actively with the Government of Trinidad & Tobago to address the reliability and security of long-term natural gas supply.	No significant developments.

32	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Risk: Cyber security Risk Ranking: C	Associated Strategies: • Operational Excellence • Safety, Health & Environmental Excellence	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments
Our information technology systems are subject to cyber security risks. Targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of a key IT system or a breach in security measures designed to protect our IT systems could result in disruptions to our operations, extensive personal injury, property damage, or financial or reputational loss.	We have implemented and tested system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, our primary focuses include: risk-prioritized controls to protect against known and emerging threats; tools to provide automated monitoring and alerting; and backup and recovery systems to restore systems and return to normal operations.

Like many companies, we have detected continuous untargeted, commonplace cyber attacks against our IT systems, such as phishing attempts, viruses and other malicious software. We have not detected any activity that would have a material effect on our operations, safety, reputation or the financial health of our company.

Risk: Realization of asset values Risk Ranking: D	Associated Strategies: • Portfolio & Return Optimization	Associated Nutrients/Investments: I K N P I
Description and Context	Risk Management Approach	Developments

We may not be able to recover all or a portion of our investment in assets. Changes in market conditions or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral reserves or increased operating cost levels could result in reduced asset values, requiring financial writedowns that adversely impact our financial results.

We seek to optimize returns across our portfolio by enhancing our top-tier assets, including our strategic investments, following a time-tested potash strategy and remaining focused on our competitive cost position.

The effects of weaker growth in emerging markets and currency volatility placed significant pressure on global commodities. During the year, we stayed true to our approach of aligning potash operational capability with market demand while at the same time remaining focused on the reliability, productivity and flexibility of our operations.

Risk: Transportation and distribution infrastructure Risk Ranking: D	Associated Strategies: • Operational Excellence • Customer & Market Development	Associated Nutrients/Investments: K N P I
Description and Context	Risk Management Approach	Developments
We may be unable to provide cost-effective, timely and secure transportation of our products. The ability of our company, (or of the third parties upon which we rely) to provide cost-effective, timely and secure transportation and storage of product may be challenged due to labor disputes, adverse operating, economic or weather conditions, system failures, accidents or delays, demand swings for our or others’ products, or otherwise. This could result in customer dissatisfaction and inhibit earnings growth.	Reliability of supply is an important factor in sales of product to our global customers. To support our customers, we have established an integrated, robust storage and distribution network including access to alternate ports and a diversified carrier base along with a comprehensive and reliable transportation fleet.

During 2015, we continued to improve our infrastructure to serve both North American and offshore markets. Enhancements included additional investment in our rail fleet and entering into a long-term supply agreement with Heringer in Brazil. These and other developments are discussed further on Page 54.

PotashCorp 2015 Annual Integrated Report	33

Performance

Community Investment Intern Courtney Roy attending an underground tour at our Allan, Saskatchewan potash facility

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Scorecard	Achieved	Not achieved	On track

Metric	Result*	Historical Performance

		2015	2014	2013	2012	2011

Portfolio & Return Optimization
Total shareholder return (TSR)		(49.0)%	11.6%	(16.4)%	(0.2)%	(19.7)%	A Page 40
Cash flow return (CFR) [1]		10.7%	13.0%	15.0%	19.2%	25.7%

Operational Excellence
Potash per-tonne cash cost savings				n/a	n/a	n/a	A Page 41

Customer & Market Development
Customer survey score		92%	89%	90%	92%	90%	A Page 42
Enhance market development initiatives			n/a	n/a	n/a	n/a

Stakeholder Communications & Engagement
Community investment		$28M	$26M	$31M	$28M	$21M
Community survey score (out of 5)		4.5	4.4	4.2	4.5	4.4	A Page 43
Employee matching gift participation change		(41)%	(7)%	(1)%	11%	12%

People Development
Employee engagement score	n/a	n/a	67%	n/a	79%	73%
Percentage of senior staff positions filled internally		77%	78%	79%	80%	92%	A Page 44
Develop diversity and inclusion policy			n/a	n/a	n/a	n/a

Good Governance
Top quartile of governance practices							A Page 45

Safety, Health & Environmental Excellence
Life-altering injuries at our sites		1	1	0	1	1
Total site recordable injury rate		1.01	1.01	1.06	1.29	1.42	A Page 46
Become one of the safest resource companies				n/a	n/a	n/a
Greenhouse gas emissions per tonne of nitrogen product (CO2 equivalent)		2.1MT	2.3MT	2.4MT	2.3MT	2.6MT	A Page 47
Environmental incidents		24 [2]	24	17	19	14
Water consumption per tonne of phosphate product		26m3	26m3	26m3	33m3	33m3
*	Relative to 2015 stated target

n/a	= not a stated target in noted year

[1]	See reconciliation and description of this non-IFRS measure on Page 88.

[2]	Includes one incident at a legacy site

PotashCorp 2015 Annual Integrated Report	35

Company	Governance	Strategy	Risk	Performance

Year in Review

Factors Affecting Our 2015 Performance

K K	Emerging Market Weakness and Competitive Environment Pressure Prices

Weaker growth and currency volatility in emerging markets led to a challenging environment in 2015.

Global potash demand remained relatively strong in the face of uncertainty in emerging markets, but prices were less resilient. Global shipments of approximately 60 million tonnes in 2015 were second only to the record 63 million tonnes in 2014 as elevated inventory levels in most regions contributed to lower product requirements.

The decline in shipments was most pronounced in granular potash markets, especially North America, where higher inventory levels and weaker crop margins weighed on demand. Later in the year, weakening prices led to cautious buying patterns as many dealers were hesitant to take inventory positions. In Latin America, credit challenges in Brazil, lower agricultural commodity prices and weaker currencies caused demand to slow.

Demand in standard-grade potash markets was more stable. In China, encouraging consumption trends for compound fertilizers and bulk blends led to higher contracted tonnage and supported record shipments. In India, shipments declined slightly given currency volatility, and a weaker-than-expected monsoon slowed demand in the second half of the year. In Other Asian countries, agronomic need continued to support healthy consumption but higher distributor inventories to begin the year, currency volatility and adverse weather conditions limited deliveries.

In an environment characterized by lower crop prices, weaker global potash demand and increased competitive supply, prices in most spot markets declined throughout the year – most notably in Latin and North America.

N N	Prices Pressured by Lower Energy Costs and Increased Supply

Nitrogen markets felt the effects of a significantly weaker energy price environment in 2015 as feedstock costs declined significantly in most key producing regions. This led to increased supply and a lowering of the global nitrogen cost curve that weighed on prices for nearly all nitrogen products.

In ammonia, softer demand – largely driven by a weaker fall application season in the US and reduced demand as an input for dry phosphates – further exacerbated this trend as key benchmark prices declined significantly from 2014 levels.

In urea, record Chinese exports and weaker demand in Latin America more than offset stronger demand in India, leading to a declining price environment for most of the year.

Nitrogen producers in the US continued to benefit from a delivered-cost advantage relative to offshore importers, but following a year of lower prices and reduced margins, interest in new domestic plant expansions and greenfield projects has lessened.

P P	Demand Rebounds in India Amid Record Chinese Exports

Phosphate markets were relatively stable through most of the year as strong demand from India and supply outages in major producing regions offset record Chinese exports.

In India, lower inventories and robust domestic demand pushed solid fertilizer shipments higher by 60 percent compared to 2014. Offsetting this strength was Latin America, where currency weakness and limited credit availability slowed shipments significantly compared to 2014’s record levels.

Although a relatively stable environment supported prices for dry phosphates for most of the year, pressure mounted in the final quarter of 2015 as demand weakened in most major importing regions. Prices for liquid fertilizers were more resilient, reflecting tight supply and the growing demand for complex fertilizer products, especially NPK compounds in India.

Market Change (2015 vs 2014)

Nutrient [1]	Global Shipments	Average Pricing [2]
K	-5%	-7%
N	+3%	-17%
P	+1%	-1%
[1]	Data represent: KCl – potash (K); NH3 – nitrogen (N); P2O5 – phosphate (P)

[2]	Reference pricing based on: K – Brazil granular MOP; N – Tampa ammonia; P – Central Florida DAP

Source:	Company reports, CRU, Fertecon, PotashCorp

36	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Earnings per Share

We report our results (including gross margin) in three business segments: potash, nitrogen and phosphate. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We include net sales in our segment disclosures in the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), which require segmentation based upon our internal organization and reporting of revenue and profit measures. As a component of gross margin, net sales (and the related per-tonne amounts) are the primary revenue measures we use and review in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. We also use net sales (and the related per-tonne amounts) for business planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Realized prices refer to net sales prices. The direction of the arrows in the table below refers to effect on earnings per share.

 FS  Note 3 for our operating segments

	Effect on EPS

	2015 EPS Compared to Initial Guidance		2015 EPS Compared to 2014 Actual

Initial midpoint estimate for 2015 EPS [1]		$2.05
EPS for 2014				$1.82

Potash realized prices		(0.09)		0.02
Potash sales volumes		(0.19)		(0.15)
Potash costs due to foreign exchange		0.01		0.09
Provincial mining taxes [2]		(0.02)		(0.05)
Other potash costs		(0.04)		(0.05)

Subtotal potash	▼	(0.33)	▼	(0.14)

Nitrogen realized prices		(0.10)		(0.26)
Nitrogen sales volumes		(0.08)		(0.08)
Natural gas costs		0.05		0.12
Hedge loss and other nitrogen costs		(0.03)		(0.04)

Subtotal nitrogen	▼	(0.16)	▼	(0.26)

Phosphate realized prices		0.07		0.09
Phosphate sales volumes		(0.02)		(0.03)
Ammonia, sulfur and rock costs		(0.02)		(0.03)
Other phosphate costs		(0.09)		–

Subtotal phosphate	▼	(0.06)	▲	0.03

Share of earnings of equity-accounted investees and dividend income		(0.02)		(0.04)
Impairment of available-for-sale investment in 2014		–		0.05
Foreign exchange		0.04		0.03
Other		(0.02)		(0.02)

Subtotal other		–	▲	0.02

Subtotal of the above		(0.55)		(0.35)
Income tax rate on ordinary income		0.01		0.02
Discrete items impacting income taxes		0.01		0.03

Total variance	▼	(0.53)	▼	(0.30)

EPS for 2015		$1.52		$1.52

[1]	Based on outlook and assumptions described in our 2014 Annual Integrated Report
[2]	Although provincial mining taxes are not part of the potash segment, the effect on EPS is included within potash as these taxes pertain to potash.

PotashCorp 2015 Annual Integrated Report	37

Company	Governance	Strategy	Risk	Performance

Financial Outlook

Factors That Could Shape Our Performance in 2016

K	Demand Growth Expected, but Prices Begin the Year at Lower Levels

While we expect modest growth in emerging markets in 2016, we do not expect a repeat of the uncertainty and currency erosion that were experienced in 2015. With demand for key agricultural products anticipated to remain strong – and a supportive crop price environment – farmer economics are expected to underpin global growth in fertilizer demand.

Global potash shipments are anticipated to reach 59-62 million tonnes, supported by growth in consumption and lower distributor inventories in most key markets.

Demand in North America is expected to grow as dealers recharge inventories and farmers look to benefit from improved affordability. In Latin America, healthy grower margins are expected to support an increase in shipments, but it is anticipated that the extent will be limited due to credit concerns.

In standard markets, we expect positive consumption trends – especially for NPK compounds – to continue in India, and shipments to Other Asian countries at or slightly above 2015 levels. The exception is China, where despite strong consumption, shipments are expected to be limited due to elevated inventories following a record shipment year.

With very few brownfield projects being completed in 2016 and some operations going offline – including our New Brunswick operations – we see global operating capability as relatively flat in 2016. Based on our estimate of global potash shipments, we believe improved operating rates will support market fundamentals, although the lower price environment to begin the year is expected to result in margins well below those in 2015.

N N	Lower Energy Costs Expected to Keep Prices Subdued

While we see ammonia demand remaining strong, lower feedstock costs in most key producing regions are expected to increase competitive supply and keep prices subdued. This dynamic is expected to impact urea as well, as lower input costs influence the global cost curve and the level of Chinese exports. In the US, significant new low-cost capacity is anticipated to reduce the level of required imports, which could further pressure global fundamentals. For agricultural nitrogen products, the shortened US fall fertilizer application window late in 2015 could support stronger demand through the first half of 2016.

We expect lower-cost gas in the US to benefit domestic producers, but a weaker pricing environment to keep margins below 2015 levels.

P P	New Supply and Weaker Indian Demand Could Weigh on Prices

While we expect strong global consumption, weaker demand and higher inventories in India at the end of 2015 could limit phosphate product requirements early in 2016. We anticipate that some of this weakness will be offset by growing requirements in Southeast Asia and Africa. Global phosphate supply is expected to be influenced by new lower-cost capacity coming online in Morocco. Increased low-cost supply, combined with a lower price environment, is expected to pressure higher-cost Chinese producers and keep exports below 2015’s record levels.

Slower fall 2015 demand in North America due to a shortened application window is expected to support consumption during the first half of 2016. While we expect the pricing environment to remain subdued, seasonal strength and supply outages could lead to periods of improvement.

Industrial and feed markets are expected to be supported by strength in the US economy and stable returns for livestock producers.

Potash Demand by Market

Market	2016F (MMT)
China	13.5-14.5
India	4.2-4.7
Latin America	10.8-11.3
North America	9.2-9.7
Other Asia	8.5-8.8
Other	12.5-13.0
TOTAL	59-62

Fertilizer Consumption Change (2016F vs 2015)

Nutrient	Global Consumption
K	+2.5%
N	+1.5%
P	+2.0%
Source:	IFA

38	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

2016 Estimated Earnings per Share and Related Sensitivities

Estimate for 2016 EPS (as at January 28, 2016) was $0.90 to $1.20, based on outlook and assumptions as at that date described herein. 2015 actual results were $1.52. Expected primary causes of variance are presented in the following graph:

Key factors affecting estimated earnings of the company’s three segments and the approximate anticipated effect on EPS, based on assumptions used in estimating 2016 EPS, are as follows:

Input Cost Sensitivities		Effect on EPS
NYMEX gas price increases by $1/MMBtu	Nitrogen	–0.07
	Potash	–0.01

Sulfur changes by $20/long ton	Phosphate	±0.03

Canadian to US dollar strengthens by $0.02	Canadian operating expenses net of provincial taxes and translation gain/loss	–0.01

Price and Volume Sensitivities		Effect on EPS
Price	Potash changes by $20/tonne	±0.12

	DAP/MAP changes by $20/tonne	±0.01

	Ammonia changes by $20/tonne	±0.02

Volume	Potash changes by 100,000 tonnes	±0.01

	Nitrogen changes by 50,000 N tonnes	±0.01

	Phosphate changes by 50,000 P2O5 tonnes	±0.02

PotashCorp 2015 Annual Integrated Report	39

Company	Governance	Strategy	Risk	Performance

Portfolio & Return Optimization Maximize returns for our assets and explore other value creation opportunities

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Exceed total shareholder return (TSR) performance for our sector* and the DAXglobal Agribusiness Index (DXAG)

•  PotashCorp’s TSR of -49.0 percent was below the sector’s return of -15.8 percent and the DXAG return of -12.7 percent.

•  Weaker potash fundamentals negatively impacted our share price in 2015. As a result, our significant exposure to potash was the primary factor that kept our TSR below that of our peers.

Exceed cash flow return (CFR) on investment for our sector		• Driven primarily by weaker cash flow generation, our 2015 CFR[1] of 10.7 percent was below the CFR for the sector, but exceeded our weighted average cost of capital of 7.3 percent.

*	Sector: weighted average (based on market capitalization) for Agrium, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM, Uralkali and Yara for most recent four fiscal quarters available

[1]	See reconciliation and description of this non-IFRS measure on Page 88.

2016 Targets

•	Exceed TSR performance for our sector and the DXAG
•	Exceed CFR for our sector
•	Expand and further develop innovation teams for each nutrient

40	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Operational Excellence Improve our competitive position through reliability, productivity and flexibility

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Achieve potash cost savings of $20-$30 per tonne by 2016 from 2013 levels (excluding the impacts of foreign exchange and royalties)

•  While our cash cost of goods sold was $27 per tonne lower in 2015 compared to 2013 levels, it was only $6 per tonne lower when excluding the impacts of foreign exchange and royalties.

•  We now expect to achieve our target in 2017 when our Rocanville expansion is complete and ramped up.

2016 Targets

•	Achieve potash cash cost savings of $20-$30 per tonne from 2013 levels by 2017 (excluding the impacts of foreign exchange and royalties)
•	Track procurement effectiveness and capture cumulative savings of $125 million from 2014 levels by end of 2016
•	Achieve 96 percent operating rate for all US nitrogen plants and 88 percent in Trinidad

PotashCorp 2015 Annual Integrated Report	41

Company	Governance	Strategy	Risk	Performance

Customer & Market Development Encourage product demand and support customer growth

52 Educational seminars delivered in 2015 to support market development initiatives

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Outperform competitor groups on quality, reliability and service as measured by customer surveys		• Outperformed our competitors in all quality, reliability and service categories in 2015. Our average customer survey score was 92 percent compared to our peer average of 80 percent.
• Our sales team continued to rank higher than competitors based on knowledge of products, customers and the industry.
Support development of existing and new markets with initiatives in education, sales, and supply chain enhancements		• Our sales and agronomy teams held a total of 52 seminars in 2015 focused on communicating the benefits of our products and proper soil fertility.
• In 2015, we entered into a long-term supply agreement with Heringer, enhancing access to the Brazilian potash market.

2016 Targets

•	Outperform competitor groups on quality, reliability and service as measured by customer surveys
•	Support development of existing and new markets with initiatives in education, sales, and supply chain enhancements
•	Successfully integrate Hammond, Indiana distribution facility into our North American marketing strategy

42	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Stakeholder Communications & Engagement Earn stakeholder trust through strong communications and engagement

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in community initiatives

•  We invested $28 million in community initiatives, representing 1 percent of consolidated income before income taxes.

•  In 2015, we refined our community investment priorities and guidelines and will communicate our funding priorities in 2016.

Achieve 4 (performing well) out of 5 on surveys of community leaders

•  We achieved an average score of 4.5 out of 5 among surveyed communities.

•  The communities where we operate continue to positively acknowledge our safety performance and significant local investment. In 2015, we continued our efforts to improve communication with our communities through engagement activities, newsletters and community reports.

Achieve an increase in employee participation in our matching gift program from 2014 levels		• Participation decreased 41 percent, with approximately 7 percent of employees participating in the program (down from 48 percent in 2014). Total dollars matched decreased by 39 percent.

2016 Targets

•	Invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in community initiatives
•	Achieve 4 (performing well) out of 5 on surveys of community leaders
•	Achieve rating on third-party annual investor survey that exceeds 2015 results for quality of communications

PotashCorp 2015 Annual Integrated Report	43

Company	Governance	Strategy	Risk	Performance

People Development Attract, develop and retain engaged employees

~8% Of new hires are of Aboriginal descent at our Canadian potash operations (5-year average)

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Achieve an average employee engagement score of 75 percent on the company-wide biennial survey	n/a	•Our biennial employee engagement survey was completed in 2014 and will be completed again in 2016. •We continue to develop action plans with all sites and corporate offices to improve in this area.
Fill 75 percent of senior staff openings with qualified internal candidates

•We filled 77 percent of senior-level positions with qualified internal candidates, demonstrating that our development planning provides our employees with the skills, abilities and desire to move into leadership roles within PotashCorp.

•We also recognize the value of bringing in candidates with new skills and experiences. As we assess our needs as a company, we have looked outside PotashCorp to fill certain vacancies.

Develop a diversity and inclusion policy that is appropriate for our business and the communities where we operate

•A comprehensive diversity and inclusion policy was developed in 2015 and distributed to PotashCorp’s executive management for review and approval.

•Aboriginal people represented approximately 8% of new hires at our Canadian potash operations (5-year average).

2016 Targets

•	Achieve an average employee engagement score of 75 percent on the company-wide biennial survey
•	Maintain an annual employee turnover rate of 5 percent or less*
•	Implement diversity and inclusion policy through training and communication initiatives

*	Excluding retirements and workforce changes related to suspension of Picadilly potash operations

44	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Good Governance Foster a culture of accountability, fairness and transparency

94th Percentile governance ranking on the Dow Jones Sustainability Index, North America

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Remain in the top quartile of governance practices as measured by external reviews

•We ranked in the top quartile of governance practices in The Globe and Mail’s annual Board Games.

•Our governance practices were highly ranked by the Dow Jones Sustainability Index and FTSE4Good Index.

•2014 Annual Integrated Report ranked first overall globally by Report Watch.

2016 Targets

•	Remain in the top quartile of governance practices as measured by external reviews

PotashCorp 2015 Annual Integrated Report	45

Company	Governance	Strategy	Risk	Performance

Safety, Health & Environmental Excellence
Be relentless in pursuit of the safety of our people and the environment

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
Achieve zero life-altering injuries at our sites

•  Early in 2015, we experienced a fatality at our White Springs phosphate operation. In addition to our own thorough assessment of this accident, we participated fully in all safety investigations and implemented all recommendations as quickly and efficiently as possible.

Reduce total site recordable injury rate to 0.95 (or lower) and lost-time injury rate to 0.10 (or lower)

•  Our total site recordable injury rate and our lost-time injury rate were 1.01 and 0.10, respectively, in 2015. While our total site recordable injury rate did not meet our target, it matched our lowest recordable injury rate on record.

•  We are focused on improving leadership and engagement practices – including better use of leading safety indicators – to make the workplace safer for our employees and contractors.

By 2018, become one of the safest resource companies in the world by achieving recordable injury and lost-time injury rates in the lowest quartile of a best-in-class peer group*

•  Specific targets and initiatives are in place and all sites are taking action in identified areas of opportunity.

•  In 2015, we continued to improve our safety systems and focused on leadership development activities to enhance in-field safety engagement.

*	Simple average based on most recent publicly available data from a sample of 18 leading global resource companies

2016 Targets

•	Achieve zero life-altering injuries at our sites
•	Reduce total site recordable injury rate to 0.85 (or lower) and lost-time injury rate to 0.09 (or lower)
•	By 2018, become one of the safest resource companies in the world by achieving recordable injury and lost-time injury rates in the lowest quartile* of a best-in-class peer group

*	Current estimate of rates is 0.55 and 0.06, respectively

46	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

2015 Performance	Achieved	Not achieved	On track

Target	Progress	Discussion
By 2018, reduce GHG emissions per tonne of nitrogen product by 5 percent from 2014 levels		• We lowered GHG emissions by 9 percent in 2015. The main causes for the decrease are more CO2 product sales and a lower emission factor for our nitric acid plants as determined by annual stack tests.
By 2018, reduce total reportable incidents (releases, permit excursions and spills) by 40 percent from 2014 levels

•  In 2015, we had 24 reportable incidents, the same as 2014.

•  Though results were unchanged in 2015, we believe we are on track to achieve our 2018 target given the implementation of a new environmental strategy and newly formed teams focused on taking action to reduce our environmental impact.

By 2018, reduce water consumption per tonne of phosphate product by 10 percent from 2014 levels		• While our water usage per tonne was unchanged in 2015, we believe we are on track to achieve this target by implementing the Eagle Creek water recycling project at our White Springs facility.

2016 Targets

•	By 2018, reduce GHG emissions per tonne of nitrogen product by 5 percent from 2014 levels
•	By 2018, reduce total reportable incidents (releases, permit excursions and spills) by 40 percent from 2014 levels
•	By 2018, reduce water consumption per tonne of phosphate product by 10 percent from 2014 levels

PotashCorp 2015 Annual Integrated Report	47

# Our Nutrients

| | K | N | P |
|---|---|---|---|
| ***Uses*** | | | |
| *Fertilizer* | Improves root strength and disease resistance; assists water retention; enhances taste, color and texture of food | Builds proteins and enzymes; speeds plant growth | Aids in photosynthesis; speeds crop maturity |
| *Feed* | Aids in animal growth and milk production | Plays a key role in animal growth and development | Assists in muscle repair and skeletal development of animals |
| *Industrial* | Used in soaps, water softeners, de-icers, drilling muds and food products | Used in plastics, resins, adhesives and emission controls | Used in soft drinks, food additives and metal treatments |
| ***How It's Produced*** | Mined from sea deposits | Synthesized from air using steam and natural gas or coal | Mined from sea deposits |
| ***Barriers to Entry*** | High [1] | Low-moderate [2] | Moderate [3] |
| *Timeline for Greenfield (including ramp-up)* | Minimum 7 years | Minimum 3 years | 3-4 years |
| *Cost of Greenfield (excluding infrastructure)* | CDN $2,400 per tonne | $1,200 per tonne | $2,100 per tonne |
| *Cost of Greenfield (including infrastructure)* [4] | CDN $2,600-$3,400 per tonne | $1,300-$1,400 per tonne | $2,550 per tonne |
| ***Number of Major Producing Countries*** | 11 [5] | ~60 | ~40 |
| ***Percentage of Global Production Traded*** | 76% (KCl) | 11% ($NH_3$) | 10% ($P_2O_5$) |

[1] Estimates for a conventional 2-million-tonne mine in Saskatchewan

[2] Estimates for a 1-million-tonne $NH_3$ ammonia/urea complex; per-tonne cost assumes 1.4 million product tonnes of ammonia/urea

[3] Estimates for a 1-million-tonne $P_2O_5$ phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant; does not include time for permitting, research and engineering; per-tonne cost assumes 2 million product tonnes of DAP/MAP

[4] Includes rail, utility systems, port facilities and, if applicable, cost of deposit

[5] Countries producing more than 500,000 tonnes annually

An Indian farmer applying fertilizer to a wheat field

PotashCorp 2015 Annual Integrated Report	49

Company	Governance	Strategy	Risk	Performance

K	Potash – Overview and Strategy

Contribution to 2015 Gross Margin	Total Site Recordable Injury Rate	Percentage of Employees*
58%	1.80	50%
		* Includes corporate office employees

Strategic Priorities Portfolio & Return Optimization	Operational Excellence	Customer & Market Development	Safety, Health & Environmental Excellence

• Maintain profit-maximizing marketing approach • Pursue consolidation opportunities	• Complete expansion, manage operational capability and optimize production flexibility	• Encourage consumption growth • Optimize infrastructure through investment and partnerships	• Improve safety and environmental performance
• Pursue procurement and operational initiatives and optimize product mix

50	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Industry Overview

1	Economically mineable deposits are geographically concentrated

Potash is produced in significant quantity in only 11 countries. While potash exists in areas other than the current producing regions, securing an economically mineable deposit in a country that has both political stability and available infrastructure presents significant challenges. The result is that capacity is highly concentrated, with producers in North America and the FSU accounting for approximately 40 percent and 29 percent, respectively.

2	Regions that have historically under-applied potash will drive growth in demand

Most growth is expected to occur in offshore markets where potash has been under-applied and crop yields lag those of the developed world. While demand in these markets has increased, economic conditions and government policies can create variability in growth.

In North America, potash applications have historically been relatively stable, while crop yields and nutrient removal rates in recent years have risen significantly. Increased potash applications will be required in the future to maintain soil productivity and yields.

3	New capacity requires significant investment of time and money

Entry into the potash business is very challenging because of the cost and time needed to build new capacity. Additionally, we believe that building new greenfield capacity at current economics provides minimal, or negative, returns. Brownfield projects, especially those already completed, have a significant per-tonne capital cost advantage over greenfield projects.

69%	Share of estimated global capacity in North America and the FSU	75%	Estimated average per-tonne cost advantage of PotashCorp’s brownfield expansion projects compared to greenfield costs

PotashCorp’s Primary Potash Market Profile

Country/Region	Growth Rate [1]	Offshore Imports [2] (MMT – 2015)	Domestic Producer Sales (MMT – 2015)	Main Consuming Crops
China	3.5%	9.1	6.7	Vegetables, rice, fruits, corn
India	1.1%	4.0	–	Rice, wheat, vegetables, sugar crops
Other Asia	4.2%	8.5	–	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	4.7%	9.0	1.8	Soybeans, sugar crops, corn
North America	-0.4%	1.4	7.2	Corn, soybeans

[1]	10-year CAGR for consumption (2005-2015E)

[2]	Net imports; does not include product for re-export

Source: CRU, Fertecon, IFA, PotashCorp

PotashCorp 2015 Annual Integrated Report	51

Company	Governance	Strategy	Risk	Performance

Our Potash Business

Operations and Investments

PotashCorp has five operations in Saskatchewan and one in New Brunswick currently in care-and-maintenance mode. We also have strategic investments in other potash-related companies around the world.

Markets

Fertilizer sales typically make up approximately 90 percent of our annual potash sales volumes. While many different forms of product are produced for agricultural purposes, the most common types are standard and granular grade potash. Customers in Asia are the largest buyers of standard product, using it as a direct application fertilizer and to manufacture compound fertilizer products. The larger, more uniform granular product is the potash of choice in more advanced agricultural markets like Brazil, Europe and North America, where it is typically blended with other crop nutrients. However, the demand for bulk blended fertilizer in Asia is growing, as is the use of granular product, which now accounts for approximately 45 percent of global potash fertilizer consumption. Most product is sold on a spot basis, although certain markets – primarily China and India – purchase under annual or six-month contracts. We also sell to feed markets and industrial customers who use potash to make products such as soaps, water softeners, de-icers, drilling muds and food products.

Offshore

Our offshore sales are made through Canpotex and typically make up about two-thirds of PotashCorp’s sales volumes. Exporting from the East and West Coasts of North America, Canpotex serves its customers through terminals in Vancouver, British Columbia; Portland, Oregon; and Saint John, New Brunswick. In 2016, we expect our Canpotex allocation to be approximately 51.6 percent. We anticipate this to change as Canpotex members complete expansions, including our Rocanville expansion, currently nearing completion. In Brazil, we have a long-term supply agreement with Heringer and, as a shareholder in Perola S.A., Canpotex uses its bulk fertilizer terminals at the Port of Santos in Brazil to help minimize long unloading wait times in this market. We compete against producers such as Belaruskali, ICL, K+S, SQM and Uralkali.

North America

We deliver to our North American customers primarily by rail from Saskatchewan, particularly from our Rocanville facility, which is just 150 km from the US border. Our main customers are wholesalers, retailers and cooperatives that purchase in the spot market from PCS Sales. We have a strategic advantage in this market with more than 190 owned or leased potash distribution points and a fleet of approximately 4,300 owned and leased railcars. We believe this is the most extensive domestic distribution network in the potash business. Our main competitors in North America are Agrium, Intrepid and Mosaic, as well as offshore imports into the US Gulf and East Coast, primarily from Belaruskali, ICL, SQM and Uralkali.

I	PotashCorp’s Strategic Investments

	SQM, Chile	ICL, Israel	APC, Jordan	Sinofert, China
Potash Capacity [1]	2.3 million tonnes KCl	6.0 million tonnes KCl	2.4 million tonnes KCl	No primary potash capacity [2]
PotashCorp Ownership	32 percent	14 percent	28 percent	22 percent
Board Representation	Right to designate three of eight board members	No board members	Right to designate three of 13 board members and the top four management positions	Right to designate two of seven board members
Market Value [3]	$1.9 billion	$0.7 billion	$0.7 billion	$0.3 billion

[1]	Based on reported capacity on December 31, 2015

[2]	Sinofert owns approximately 24 percent of Qinghai Salt Lake Industry Company, China’s largest potash producer.

[3]	Market value of PotashCorp investment as at December 31, 2015

Source: Fertecon, CRU, Bloomberg, public filings, PotashCorp

52	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Potash Strategy

Portfolio & Return Optimization

Maintain profit-maximizing marketing approach

We have a long history of matching supply to demand, as we believe this approach to the market provides the best opportunity to maximize profit and generate the greatest long-term value for our shareholders. In 2015, as demand slowed we adjusted our operations, taking inventory shutdowns at our Saskatchewan mines and accelerating the permanent closure of our Penobsquis, New Brunswick facility. We also suspended production at our Picadilly, New Brunswick operation in early 2016. Our idled capacity in Saskatchewan and New Brunswick is kept in a care-and-maintenance mode to allow the flexibility to restart as market conditions warrant.

Pursue consolidation opportunities

We continually explore and evaluate consolidation opportunities that add breadth to our product offering and help us diversify across markets. In 2015, we made a private proposal to acquire K+S that we believe would have achieved these objectives, but due to challenging potash market conditions and a lack of engagement from K+S management, we concluded that continued pursuit of a combination was no longer in the best interests of our shareholders.

Operational Excellence

Complete final expansion, manage operational capability and optimize production flexibility

At the end of 2015, most of our projected capital expenditures were complete. We are in the final stages of a mine and mill expansion at Rocanville, which will provide additional low-cost production flexibility to meet future customer needs. In 2016, we expect to have 9.3 million tonnes of operational capability as we optimize production at our lowest cost facilities. With the completion and ramp-up of Rocanville – and the ability to restart idled capacity if market conditions warrant – we believe we are best positioned to meet growth in global demand.

Pursue procurement and operational initiatives

and optimize product mix

Managing costs and improving efficiencies are priorities as we strive to remain among the lowest delivered-cost suppliers to our key markets. Our cash cost of goods sold decreased compared to 2014 due primarily to the impact of foreign exchange, despite the closure of our Penobsquis mine and inventory-related shutdowns in Saskatchewan. Excluding the impact of foreign exchange, we expect cash cost of goods sold to decline further as Rocanville ramps up.

We produce a total of nine different potash products at our facilities, so producing the right products at the right time and in the right place is an important part of ensuring we are meeting the needs of our customers in the most efficient and cost-effective manner possible.

PotashCorp 2015 Annual Integrated Report	53

Company	Governance	Strategy	Risk	Performance

Customer & Market Development

Encourage consumption growth

We explore and invest in market development opportunities primarily through Canpotex and our membership in IPNI to encourage consumption growth in places that have historically under-applied potash, such as Africa, China and India. Additionally, we believe a less volatile pricing environment encourages growth in demand as it gives our customers more confidence and certainty when making purchasing decisions.

Optimize infrastructure through investment and partnerships

In North America, we continue to optimize our rail and distribution system to serve customers’ needs in a more efficient and timely manner. In recent years, we have enhanced our rail fleet through the addition of 2,000 custom-built high-capacity cars – and have another 1,000 currently being manufactured – which increases volumes per trainload. With construction on our regional distribution center in Hammond, Indiana expected to be complete in early 2016, the time and cost to serve key markets in the US will be reduced.

Canpotex currently has export capability of more than 18.5 million tonnes annually, increasing to 19.5 million tonnes with the expansion of its Portland terminal, which is expected to be complete in 2017. With the addition of storage and loading facilities at the Port of Saint John, Canpotex will now be able to serve its customers from the East Coast as well. To support its export capabilities, Canpotex has approximately 5,700 leased railcars, long-term contracts with CP Rail and CN Rail and a state-of-the-art railcar maintenance and staging facility in Saskatchewan. We believe these investments make it one of the world’s most efficient suppliers of potash.

In 2015, we entered into a long-term supply agreement with Heringer, one of the largest fertilizer distributors in Brazil. This agreement allows us to serve Heringer’s growing potash requirements from our Saskatchewan facilities through Canpotex.

Safety, Health & Environmental Excellence

Improve safety and environmental performance

Within our potash division, we are focused on identifying and eliminating exposures that could impact the safety of our employees or the environment. Standardized systems and processes contribute to our success. In 2015, we worked to strengthen our training, identifying opportunities to standardize procedures and developing metrics for measuring our progress. Engaging employees in identifying workplace hazards and developing strong safety leaders are essential components of our approach. As well, we strive to communicate and implement best practices at all our potash facilities.

With access to decades of high-quality potash reserves, our mining practices are designed to maximize the value of the asset and protect our competitively advantaged position. We develop long-term plans with the goal of mining our reserves in a sustainable manner. We seek to manage mining risks such as ground collapses and flooding through the development and use of world-class geological technology and mining techniques. In addition, we implement projects that maximize efficient ore production while minimizing waste and increasing recovery rates.

54	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Potash Performance

Financial Performance

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change
	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014

Manufactured product
Net sales
North America	$825	$1,162	$1,210	(29)	(4)	2,591	3,549	3,185	(27)	11	$318	$328	$380	(3)	(14)
Offshore	1,487	1,354	1,482	10	(9)	6,181	5,797	4,915	7	18	$241	$234	$302	3	(23)

	2,312	2,516	2,692	(8)	(7)	8,772	9,346	8,100	(6)	15	$263	$269	$332	(2)	(19)
Cost of goods sold	(977)	(1,060)	(1,108)	(8)	(4)						$(111)	$(113)	$(136)	(2)	(17)

Gross margin	1,335	1,456	1,584	(8)	(8)						$152	$156	$196	(3)	(20)
Other miscellaneous and purchased product gross margin [2]	(13)	(21)	(11)	(38)	91

Gross Margin	$1,322	$1,435	$1,573	(8)	(9)						$151	$154	$194	(2)	(21)

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Comprised of net sales of $17 million (2014 – $21 million, 2013 – $15 million) less cost of goods sold of $30 million (2014 – $42 million, 2013 – $26 million)

  FS  Note 3

Potash gross margin variance was attributable to:

	2015 vs 2014				2014 vs 2013
	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
North America	$(237)	$(25)	$47	$(215)	$108	$(186)	$26	$(52)
Offshore	60	43	(9)	94	189	(393)	128	(76)
Change in market mix	65	(68)	3	–	11	(11)	–	–

Total manufactured product	$(112)	$(50)	$41	$(121)	$308	$(590)	$154	$(128)
Other miscellaneous and purchased product				8				(10)

Total				$(113)				$(138)

PotashCorp 2015 Annual Integrated Report	55

Company	Governance	Strategy	Risk	Performance

Sales to major offshore markets were as follows:

	By Canpotex					From New Brunswick
	Percentage of Annual Sales Volumes			% Change		Percentage of Annual Sales Volumes			% Change
	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014

China	20	16	15	25	7	–	–	–	–	–
India	9	10	10	(10)	–	–	–	–	–	–
Other Asian markets [1]	34	41	41	(17)	–	–	–	–	–	–
Latin America	30	26	28	15	(7)	100	100	100	–	–
Other markets	7	7	6	–	17	–	–	–	–	–

	100	100	100			100	100	100

[1]	All Asian markets except China and India

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	2015 vs 2014	2014 vs 2013

Sales Volumes

▼       North American sales volumes declined due to lower fertilizer demand (caused in part by weather-related issues and cautiousness of buyers) and increased
competitor supply.

▲       Higher shipments to offshore markets in the first nine months of 2015, due to strong demand and increased Canpotex shipments to China, India and Latin America, were partially offset by weak demand – the result of buyer caution – in the fourth quarter of 2015.

▲       North American volumes were up due to low distributor inventories at the start of 2014, higher acreage and application rates and improved second-half customer engagement.

▲       Offshore sales volumes rose due to record global demand in 2014.

Net Sales Prices	▼ North American prices fell mainly due to lower crop prices, slower demand and increased competitive pressures. ▲ Offshore prices rose primarily due to increased contract prices in China and India.

▼       Potash prices were lower as the sharp decline during the second half of 2013 weighed on realizations in 2014, partially offset by rising prices throughout the year due to record global demand and tighter supplies.

Cost of Goods Sold	▲ The Canadian dollar weakened relative to the US dollar, reducing cost of goods sold.	▲ The Canadian dollar weakened relative to the US dollar, reducing cost of goods sold.

▼       Shutdown weeks were higher in 2015 (28 weeks) compared to 2014 (18 weeks), largely as a result of our strategy to match production to market demand.

▲       North American cost of goods sold variance was positive as a relatively higher percentage of products produced at lower-cost mines, or using lower-cost processes, was sold.

▼       Offshore cost of goods sold variance was negative due to more of that product coming from our higher-cost mines as compared to 2014.

▲       Costs were lower due to our workforce reduction and operational changes announced in 2013.

▲       Shutdown weeks were lower in 2014 (18 weeks) compared to 2013 (42 weeks), primarily as a result of improved demand.

▲       More product from our lower-cost mines went to offshore customers, resulting in a greater positive cost of goods sold variance.

Market Mix

The change in market mix produced a favorable variance of $65 million related to sales volumes and an unfavorable variance of $68 million in net sales prices, due primarily to less higher-priced granular product being sold to North America.

There were no significant changes.

56	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

North America net sales prices are higher than offshore prices as North American customers generally prefer premium-priced granular product over standard product more typically consumed offshore.

Capital Expenditures

Facility	Actual and Expected Investment [1] (CDN$ billions)	Expected Remaining Spending [2] (CDN$ billions)	Completion [3]	Nameplate Capacity (post-expansion) [4,5]

Constructed Projects Completed (2005-2015)	$5.3	–		13.1 MMT

Project in Progress: Rocanville	$3.1	$0.1	2016	6.0 MMT

Total All Projects	$8.4	$0.1		19.1 MMT

[1]	Amounts for projects with remaining spending are based on the most recent forecasts approved by the Board of Directors, and are subject to change based on project timelines and costs.

[2]	After December 31, 2015. Remaining expenditures relate to headframe conversion and other site infrastructure required for ramp-up at Rocanville.

[3]	Includes construction completion and ramp-up time.

[4]	Total nameplate capacity based on estimates for completed projects: Allan (4.0 MMT); Cory (3.0 MMT); Lanigan (3.8 MMT); Patience Lake (0.3 MMT); and Rocanville (6.0 MMT) in progress; and at our recently suspended New Brunswick potash operation (2.0 MMT). Potential operational capability upon completion and ramp-up of projects in progress and recently idled operational capability expected to be approximately 17.2 MMT. Estimates do not necessarily represent operational capability.

[5]	In the case of New Brunswick, nameplate capacity represents only the Picadilly mine due to the closure of our existing Penobsquis mine (0.8 MMT) in 2015.

Non-Financial Performance

					% Change
		2015	2014	2013	2015	2014

Production and reserves	KCl tonnes produced (thousands)	9,105	8,726	7,792	4	12

Safety	Life-altering injuries	–	1	–	(100)	n/m
	Total site recordable injury rate	1.80	1.68	1.37	7	23
	Total lost-time injury rate	0.09	0.19	0.02	(53)	850

Employee	Percentage of senior staff positions filled internally	86%	100%	100%	(14)	–

Environmental	Environmental incidents	7	14	13	(50)	8
	Waste (million tonnes)	19.1	17.9	17.5	7	2

n/m	= not meaningful

PotashCorp 2015 Annual Integrated Report	57

Company	Governance	Strategy	Risk	Performance

The most significant contributors to the change in non-financial results were as follows:

	2015 vs 2014	2014 vs 2013
Production	There were no significant changes.

During the first half of 2014, we successfully completed a safe Canpotex entitlement run at Allan, which increased our proportion of Canpotex sales to offshore markets.

Potash production rose due to fewer shutdown weeks in 2014 compared to 2013 and strong sales demand for our products in response to record global shipments.

Safety	The total lost-time injury rate decreased mainly due to four lost-time injuries occurring in 2015 compared to seven in 2014.

Tragically, we had a fatality at our Cory potash facility during the first quarter of 2014.

Total site recordable injury rate increased mainly due to non-nested contractors. Although fewer recordable injuries were experienced in this group, significantly fewer hours were worked during the year.

There were seven lost-time injuries in 2014 compared to one in 2013. Combined with significantly fewer hours worked in 2014, the total lost-time injury rate increased.

Employee

We took the difficult, but necessary step of suspending our Picadilly potash operations in New Brunswick, impacting approximately 420-430 people.

New collective bargaining agreements at our Allan, Cory, Lanigan and Patience Lake sites were signed in the fourth quarter of 2015. The Lanigan agreement extends through January 2018 while the remaining agreements extend through April 2019.

Leadership training was received by more than 500 employees in 2015 (2014 – 200 employees). It consisted primarily of courses designed to enhance the PotashCorp leadership core competencies and focused on coaching for safety engagement.

Due to improved fundamentals in the granular potash market,
we rescinded previously announced layoff notices at our New Brunswick facility (affecting 57 employees) and recalled 47 permanent employees at Lanigan and 38 at Cory in 2014.

Leadership training was received by more than 200 employees
in 2014 (2013 – 180 employees). Training consisted primarily of instructor-led courses designed to enhance the PotashCorp leadership core competencies. New in-house training was offered at most sites, which focused on coaching for safety engagement.

Environmental	In both 2015 and 2014, environmental incidents primarily related to brine spills. The decrease is partially attributable to a focus on trying to reduce high-density polyethylene pipe failures that resulted in spills in 2014.	There were no significant changes.

Community	In both 2015 and 2014, our continued career information efforts reached more than 10,000 Aboriginal youth. In 2015, 6 percent
	of new employees were self-identified Aboriginal applicants (2014 – 4 percent). We continue to leverage our community investments to support programs and services that benefit Aboriginal people in Saskatchewan.	In 2014, our continued career information efforts reached more than 10,000 Aboriginal youth (2013 – approximately 14,000). In 2014, 4 percent (2013 – 9 percent) of new employees were self-identified Aboriginal applicants. The decline from 2013 was partially attributed to workforce reductions in late 2013, which caused there to be fewer opportunities available in 2014.

Mineral Reserves 1

(millions of tonnes of estimated recoverable ore) 2

All Potash Locations [3]	Proven	Probable	Total	Years of Remaining Mine Life
As at December 31, 2015	607	1,109	1,716	48-80

[1]	For a more complete discussion of important information related to our potash reserves, see “Potash Operations – Reserves” in our Form 10-K for the year ended December 31, 2015.

[2]	Average grade % K2O equivalent of 20.4-25.0.

[3]	Given the characteristics of the solution mining method at Patience Lake, those results are excluded from the above table as it is not possible to estimate reliably the recoverable ore reserve.

  10K  Page 4 – Potash Operations – Reserves

58	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Potash Production

(million tonnes KCl)

	Nameplate Capacity [1]	Operational Capability (2016) [2]		Operational Capability (2015) [2]	Production			Employees (December 31, 2015)
					2015	2014	2013

Lanigan SK [3]	3.8	2.0		2.2	1.83	1.68	2.24	402
Rocanville SK	3.0	3.0		2.7	2.48	2.49	1.99	703
Allan SK	4.0	2.6		3.2	2.38	2.47	1.18	588
Cory SK [3]	3.0	1.4		1.4	1.51	1.18	1.49	450
Patience Lake SK	0.3	0.3		0.3	0.26	0.30	0.27	81
New Brunswick	2.0	0.0	[4]	1.1	0.65	0.61	0.62	465

Total	16.1	9.3		10.9	9.11	8.73	7.79	2,689

[1]	Represents estimates of capacity as at December 31, 2015. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of New Brunswick, nameplate capacity represents design specifications for the Picadilly mine, which is currently in care-and-maintenance mode. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2]	Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime. In 2015, production exceeded operational capability at Cory due to adjustments made during the year.

[3]	Operational capability significantly lower than nameplate capacity due to operational and workforce changes announced in December 2013. Potential exists to reach previous operational capability with increased staffing and operational ramp-up, although timing is uncertain.

[4]	In November 2015, the Penobsquis, New Brunswick mine was permanently closed. In January 2016, the company announced the indefinite suspension of its Picadilly, New Brunswick potash operations.

PotashCorp 2015 Annual Integrated Report	59

Company	Governance	Strategy	Risk	Performance

N	Nitrogen – Overview and Strategy

Contribution to 2015 Gross Margin	Total Site Recordable Injury Rate	Percentage of Employees*
31%	0.40	15%
		* Includes corporate office employees

Strategic Priorities Portfolio & Return Optimization	Operational Excellence	Customer & Market Development	Safety, Health & Environmental Excellence

• Consider high-return US brownfield and other opportunities • Maintain product and market flexibility	• Increase efficiencies and productivity • Reduce impact of natural gas constraints	• Capitalize on future opportunities and maximize returns	• Improve safety and environmental performance

60	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Industry Overview

1	Lower-cost energy is essential to success

Natural gas is the basis of most of the world’s nitrogen production and can make up 70-85 percent of the cash cost of producing a tonne of ammonia, the feedstock for downstream nitrogen products. With large supplies of lower-cost natural gas, the US, Russia, North Africa and the Middle East are major nitrogen producing regions.

Producers in Ukraine, Western Europe and China are higher-cost suppliers and typically have played a significant role in determining global nitrogen prices.

2	Proximity to end markets provides advantages

The need for expensive, specialized transportation vessels is an obstacle to the economical transport of ammonia over long distances. As a result, global ammonia trade has historically been limited compared to urea, which can be more easily transported. The US is among the largest consumers of nitrogen products, and domestic producers have notable transportation advantages over offshore suppliers in accessing this market.

3	Pricing volatility in nitrogen markets

With natural gas feedstock widely available, the nitrogen industry is highly fragmented and regionalized. In addition, geopolitical events and the influence of Chinese exports can impact available supply and global trade. This market structure, and the relatively short time necessary to build new capacity, make nitrogen markets typically more volatile than other fertilizer markets.

$160 per tonne	Estimated average freight advantage that US Midwest producers have over imports	11%	Ammonia tonnes traded globally make it a largely regional business

US Nitrogen Market Profile

Product	Fertilizer Use [1]	Non-Fertilizer Use	Production [2] (MMT – 2015)	Imports (MMT – 2015)	Key Supplying Countries/Regions
Ammonia	70%	30%	11.5	5.3	Canada, Russia, Trinidad
Urea	75%	25%	6.0	7.1	Canada, China, Middle East
UAN	99%	1%	10.0	3.1	Egypt, Russia, Trinidad

[1]	Includes production upgraded into other fertilizer products

[2]	Includes urea liquor used to produce nitrogen solutions and diesel emission fluid (DEF)

Source:	USDOC, Blue Johnson, Fertecon, CRU, PotashCorp

PotashCorp 2015 Annual Integrated Report	61

Company	Governance	Strategy	Risk	Performance

Our Nitrogen Business

Operations

We produce a broad range of nitrogen products in the US and Trinidad. Our three US facilities produce ammonia, urea and other products such as nitric acid, ammonium nitrate and nitrogen solutions. We have a large-scale production facility in Trinidad, with four ammonia plants and one urea plant.

Markets

Although approximately 80 percent of world nitrogen production goes into fertilizers, we focus largely on industrial demand with sales to these customers making up approximately two-thirds of our total nitrogen sales volumes in 2015. Logistical constraints and high transportation costs mean that sales, particularly of ammonia, are generally regional in nature. The majority of our products – approximately 84 percent of our sales volumes in 2015 – are sold in North America.

North America

Our US plants benefit from proximity to key customers. Long-term leases of ammonia vessels at fixed prices enable us to manage transportation costs and provide economical delivery of our Trinidad product to the North American market. We gain logistical strength and flexibility for these imports by owning facilities, or having major supply contracts, at six deepwater US ports. We compete in the US market with Agrium, CF Industries and Koch, and with imported product from suppliers in the Middle East, North Africa, Trinidad, the FSU and China.

Offshore

Our offshore sales are limited and represented only 16 percent of our total sales volumes in 2015. The majority of our offshore sales volumes are sourced from our Trinidad facility, which is well-positioned to meet demand from Latin America. We compete in this region with a broad range of offshore and domestic producers.

46%	PotashCorp’s ammonia production from lower-cost US facilities

66%	Total nitrogen sales volumes sold in 2015 to industrial markets

84%	Total nitrogen sales volumes sold in North America

62	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Nitrogen Strategy

Portfolio & Return Optimization

Consider high-return US brownfield and other opportunities

Given our access to lower-cost natural gas, we consider opportunities to increase our US nitrogen capacity. In 2015, we completed a brownfield expansion at our Lima facility, adding approximately 100,000 tonnes of ammonia capacity and approximately 73,000 tonnes of urea capacity. Over the last four years, we have added approximately 670,000 tonnes of ammonia capacity through brownfield expansions at our US facilities at a cost significantly less than estimated greenfield costs.

Maintain product and market flexibility

Industrial markets traditionally provide more stable demand and better margins than fertilizer markets. To maintain our industrial customer base, we strive to ensure that product can be reliably and competitively delivered. This is achieved by delivering more than half of our US-produced third-party ammonia sales volumes to industrial customers under long-term contract by pipeline: a safe, reliable method that lowers transportation and distribution costs.

Operational Excellence

Increase efficiencies and productivity

We look for opportunities to enhance the stability of our gross margin profile. A key focus is to improve our cost position by achieving energy and labor efficiency through innovation, process improvements and procurement initiatives. Additionally, we are working to better share and standardize maintenance processes across our sites to strengthen the reliability of our operations.

Reduce impact of natural gas constraints

Our Trinidad gas contracts, which run through 2018, are primarily indexed to ammonia prices, enhancing gross margin stability. Natural gas curtailments at our Trinidad operations have impacted our production, with approximately 160,000 tonnes of ammonia production lost in 2015. We are working with the government in Trinidad to improve the reliability of gas supply to enhance our future production capability.

Customer & Market Development

Capitalize on future opportunities and maximize returns

We seek opportunities to enter new market segments where we have a competitive advantage. We have been expanding in the diesel emission fluid (DEF) market, leveraging our ability to produce high-quality products in an area with strong demand. Our recently completed Lima expansion is expected to further enhance our ability to serve the profitable and growing DEF market.

Safety, Health & Environmental Excellence

Improve safety and environmental performance

In 2015, we identified opportunities to standardize safety training across the company and develop metrics for measuring our progress. Engaging employees and developing leaders are essential elements of improving safety and environmental performance, as are communicating and implementing best practices at our nitrogen facilities and others across the company. Since our nitrogen plants are the largest contributors to company-wide GHG emissions and energy consumption on a per-tonne basis, we pay particular attention to improvements in these areas. Energy efficiency and environmental observation metrics are part of short-term incentive plans at each site, which better aligns our reward structure with environmental performance.

50%	Estimated average per-tonne cost advantage of PotashCorp’s projects compared to competitors	20%	Reduction in total site recordable injury rate compared to 2014

PotashCorp 2015 Annual Integrated Report	63

Company	Governance	Strategy	Risk	Performance

Nitrogen Performance

Financial Performance

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change
	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014
Manufactured product [2]
Net sales
Ammonia	$978	$1,260	$1,143	(22)	10	2,228	2,428	2,163	(8)	12	$439	$519	$529	(15)	(2)
Urea	362	439	443	(18)	(1)	1,048	1,049	1,070	–	(2)	$346	$418	$414	(17)	1
Solutions, nitric acid, ammonium nitrate	567	679	638	(16)	6	2,650	2,875	2,663	(8)	8	$214	$236	$240	(9)	(2)

	1,907	2,378	2,224	(20)	7	5,926	6,352	5,896	(7)	8	$322	$374	$377	(14)	(1)
Cost of goods sold	(1,219)	(1,383)	(1,325)	(12)	4						$(206)	$(218)	$(225)	(6)	(3)

Gross margin	688	995	899	(31)	11						$116	$156	$152	(26)	3
Other miscellaneous and purchased product gross margin [3]	18	15	14	20	7

Gross Margin	$706	$1,010	$913	(30)	11						$119	$159	$155	(25)	3

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Includes inter-segment ammonia sales, comprised of net sales $86 million, cost of goods sold $30 million and 161,000 sales tonnes (2014 – net sales $101 million, cost of goods sold $42 million and 170,000 sales tonnes, 2013 – net sales $106 million, cost of goods sold $51 million and 184,000 sales tonnes). Inter-segment profits are eliminated on consolidation.

[3]	Comprised of third-party and inter-segment sales, including third-party net sales $38 million less cost of goods sold $21 million (2014 – net sales $31 million less cost of goods sold $16 million, 2013 – net sales $56 million less cost of goods sold $42 million) and inter-segment net sales $1 million less cost of goods sold $NIL (2014 – net sales $6 million less cost of goods sold $6 million, 2013 – net sales $33 million less cost of goods sold $33 million). Inter-segment profits are eliminated on consolidation.

 FS  Note 3

Nitrogen gross margin variance was attributable to:

64	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

	2015 vs 2014				2014 vs 2013
		Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total
Manufactured product
Ammonia	$(46)	$(180)	$72	$(154)	$93	$(24)	$(19)	$50
Urea	2	(76)	25	(49)	(5)	5	4	4
Solutions, nitric acid, ammonium nitrate	(18)	(59)	17	(60)	35	(9)	11	37
Hedge	–	–	(44)	(44)	–	–	5	5
Change in product mix	(4)	4	–	–	(10)	10	–	–

Total manufactured product	$(66)	$(311)	$70	$(307)	$113	$(18)	$1	$96
Other miscellaneous and purchased product				3				1

Total				$(304)				$97

	Sales Tonnes (thousands)			% Change		Average Net Sales Price per Tonne			% Change
	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014
Fertilizer	1,989	2,079	1,833	(4)	13	$321	$374	$396	(14)	(6)
Industrial and Feed	3,937	4,273	4,063	(8)	5	$323	$374	$370	(14)	1

	5,926	6,352	5,896	(7)	8	$322	$374	$377	(14)	(1)

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	2015 vs 2014	2014 vs 2013
Sales Volumes

▼       Sales volumes were impacted by weaker fertilizer demand and limited product availability from our Lima and Geismar facilities due to a planned turnaround and mechanical challenges. The impact on urea was muted as ammonia at our Trinidad facility was upgraded to meet increased demand.

▲       Ammonia volumes were up due to the availability of production at Augusta and Geismar in 2014 (both projects began producing partway through the first half of 2013), which also led to an increase in saleable downstream products.

Net Sales Prices	▼ Nitrogen prices fell due to lower energy costs, reduced demand in certain markets and increased supply, including record Chinese urea exports.	▼ Ammonia prices fell as weaker fundamentals towards the end of 2013 and beginning of 2014 were only partially offset by tighter fundamentals towards the end of 2014.

Cost of Goods Sold

▲       Average costs, including our hedge position, for natural gas used as feedstock in production decreased 19 percent. Costs for natural gas used as feedstock in Trinidad production fell 18 percent (contract price indexed primarily to Tampa ammonia prices), while our US spot costs for natural gas decreased 38 percent. Including losses on our hedge position, our US gas prices fell 19 percent.

▼       Costs were impacted by higher losses on natural gas hedging derivatives included in cost of goods sold.

▼       Depreciation was higher due to the completion of our Lima expansion and our planned turnarounds in 2015.

▼       Average costs, including our hedge position, for natural gas used as feedstock in production increased 7 percent. Costs for natural gas used as feedstock in Trinidad production rose 3 percent (contract price indexed primarily to Tampa ammonia prices), while our US spot costs for natural gas increased 19 percent. Including losses on our hedge position, our US gas prices rose 14 percent.

▲       The cost of goods sold variance was positive for urea and solutions, nitric acid and ammonium nitrate due mainly to the impact of costs associated with Geismar in 2013 that did not repeat in 2014.

PotashCorp 2015 Annual Integrated Report	65

Company	Governance	Strategy	Risk	Performance

Non-Financial Performance

					% Change
		2015	2014	2013	2015	2014
Production	N tonnes produced (thousands)	3,081	3,170	2,952	(3)	7
	Ammonia operating rate percentage	87%	90%	87%	(3)	3

Safety	Total site recordable injury rate	0.40	0.50	0.54	(20)	(7)
	Total lost-time injury rate	0.06	0.03	0.10	100	(70)

Employee	Percentage of senior staff positions filled internally	67%	100%	100%	(33)	–

Environmental	Greenhouse gas emissions (CO2 equivalent tonnes/tonne of product)	2.1	2.3	2.4	(9)	(4)
	Environmental incidents	6	6	1	–	500

The most significant contributors to the change in non-financial results were as follows:

	2015 vs 2014	2014 vs 2013
Production	There were no significant changes.	Production was up mainly due to the availability of production at Augusta and Geismar in 2014 (both projects began producing at full rates partway through the first half of 2013), and improved reliability at our operations.

Safety	The total site recordable injury rate decreased mainly due to 14 recordable injuries occurring in 2015 compared to 17 in 2014. The total lost-time injury rate increased mainly due to two lost-time injuries occurring in 2015 compared to one in 2014.	The total lost-time injury rate decreased from 2013 mainly due to one lost-time injury occurring in 2014 compared to three in 2013.

Employee

In 2015, four of six senior staff positions were filled internally while all four available senior staff positions were filled internally in 2014.

Leadership training was provided to more than 200 employees in 2015 (2014 – more than 200 employees). It consisted primarily of courses designed to enhance the PotashCorp leadership core competencies and focused on coaching for safety engagement.

More than 200 employees received leadership training in 2014 (2013 – more than 200 employees). Training consisted primarily of instructor-led courses designed to enhance the PotashCorp leadership core competencies. New in-house training was offered at all sites, which focused on coaching for safety engagement.

Environmental	There were no significant changes in environmental incidents.	Environmental incidents increased in 2014 mainly due to an increase in releases occurring during ammonia and urea plant start-ups.

66	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Nitrogen Production

(million tonnes product)

	Ammonia				Urea				Solutions, Nitric Acid, Ammonium Nitrate				Employees (December 31, 2015)
	Annual Capacity	Production			Annual Capacity	Production			Annual Capacity	Production
		2015	2014	2013		2015	2014	2013		2015	2014	2013

Trinidad	2.2	2.01	2.03	1.91	0.7	0.55	0.44	0.49	–	–	–	–	388
Augusta GA	0.8	0.78	0.80	0.74	0.5	0.31	0.32	0.29	3.1	2.18	2.42	2.42	135
Lima OH	0.7	0.47	0.50	0.58	0.4	0.26	0.28	0.34	0.9	0.63	0.64	0.69	147
Geismar LA	0.5	0.49	0.53	0.40	–	–	–	–	2.4	1.61	1.71	1.56	142

Total	4.2	3.75	3.86	3.63	1.6	1.12	1.04	1.12	6.4	4.42	4.77	4.67	812

PotashCorp 2015 Annual Integrated Report	67

Company	Governance	Strategy	Risk	Performance

P	Phosphate – Overview and Strategy

Contribution to 2015 Gross Margin	Total Site Recordable Injury Rate	Percentage of Employees*
11%	0.77	27%
		* Includes corporate office employees

Strategic Priorities Portfolio & Return Optimization	Operational Excellence	Customer & Market Development	Safety, Health & Environmental Excellence

• Pursue earnings improvement and optimize returns on our assets • Maximize sales of less cyclical, high-return products	• Increase efficiencies and enhance productivity	• Evaluate new markets and products and capitalize on future opportunities	• Improve safety and environmental performance

68	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Industry Overview

1	High-quality, lower-cost rock is critical to long-term success

Phosphate rock, the feedstock for all phosphate products, is geographically concentrated; China, Morocco and the US together produce 70 percent of the world’s supply. Morocco alone typically accounts for more than 25 percent of global exports. Approximately one-third of global producers are non-integrated and rely on purchased rock, so producers with direct access to a high-quality, lower-cost supply have a significant competitive advantage.

2	Sulfur and ammonia markets affect profitability

Changing prices for the raw material inputs of sulfur and ammonia, as well as the rising costs of freight, have historically resulted in production-cost volatility for certain downstream phosphate products. In the past, phosphate prices have reflected changes in the costs of these inputs, along with purchased rock costs of non-integrated producers, although there can be a time lag between the purchase of raw materials and the sale of the finished product.

3	Changes in global trade dynamics

Increased export supply from Morocco, Saudi Arabia and China has lowered US exports of solid fertilizer products. In recent years, US producers have relied more on trade with Latin America and production of specialty products. India relies heavily on imports to meet its need for solid phosphate fertilizers since its indigenous rock supply is limited. As the largest buyer of phosphate in the world, changes in India’s demand can have a significant impact on global markets.

50%	Estimated cost advantage of integrated phosphoric acid production vs non-integrated in 2015	41%	India’s percentage of total phosphoric acid trade in 2015

Key DAP/MAP Market Profile

Country/Region	Growth Rate [1]	DAP/MAP Production (MMT – 2015)	DAP/MAP Imports (MMT – 2015)	Main Crops
China	1.0	28.3	0.3	Vegetables, corn, wheat
India	2.6	3.6	5.9	Rice, wheat, oilseeds
Other Asia	3.3	1.4	4.6	Rice, wheat, oil palm
Latin America	2.9	1.9	5.0	Soybeans, corn, sugar crops
North America	1.5	9.6	1.2	Corn, wheat, soybeans

[1]	10-year CAGR for consumption (2005-2015E)

Source:	CRU, IFA, PotashCorp

PotashCorp 2015 Annual Integrated Report	69

Company	Governance	Strategy	Risk	Performance

Our Phosphate Business

Operations

Our phosphate operations are located in the US, with large integrated mining and processing operations in Aurora, North Carolina and White Springs, Florida and smaller processing plants in five states. We mine substantially all of the phosphate rock we use; only at Geismar do we import rock to meet certain customers’ product requirements. At Aurora, we have long-term permits in place that allow for decades of mining. We have a life-of-mine permit at White Springs.

Markets

Although 88 percent of the phosphoric acid produced globally goes into fertilizer, it makes up only 60 percent of our annual phosphate sales volumes. Our sales are grouped into two categories: fertilizer, and feed and industrial. Within each category, we produce a number of products, resulting in the most diversified portfolio among our peers.

North America

We sell most of our phosphate products in North America, where our proximity to customers means we typically benefit from reduced freight costs. We compete in fertilizer markets with Agrium, Mosaic, Simplot and offshore imports primarily from China, Morocco and Russia. For industrial sales, our primary competitors are ICL, Innophos and producers from China. In feed sales, we compete with Mosaic, Simplot and producers from China and Russia.

Offshore

Most of our offshore sales are made to India and Latin America. Our liquid phosphate has the most exposure to offshore markets, particularly India. We compete primarily with Morocco’s OCP S.A. and other producers from Africa and the Middle East.

95%	PotashCorp-mined phosphate rock used in 2015 P2O5 production

22 years	Current reserve life of our phosphate rock mine in Aurora

74%	Sales volumes sold to North American market in 2015

70	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Our Phosphate Strategy

Portfolio & Return Optimization

Pursue earnings improvement

and optimize returns on our assets

In 2015, our production profile shifted following the 2014 closure of one of two chemical plants at White Springs. While this change resulted in reduced sales volumes, a greater focus on higher-margin feed, industrial and liquid fertilizer products helped improve our per-tonne gross margin by 32 percent.

Maximize production of less cyclical,

high-return products

In our customer surveys, we continued to outperform competitors on quality, reliability and service. One of the main reasons we are well-positioned to remain a leader in this area is our diversified product offering. We provide the widest range of products among our peers, from specialized feed and industrial products to niche liquid fertilizers. We believe this diversity adds value not only for PotashCorp, but for our customers. Given this versatility, we strive to allocate our P2O5 production toward the combination of products that provides the greatest gross margin.

Operational Excellence

Increase efficiencies and productivity

The phosphate business is highly competitive and we focus on improving the cost position of our assets. At Aurora, our largest facility, we began to benefit from our initiatives to lower rock mining costs and refine our mining and recovery techniques. We anticipate further improvement in 2016. We set a multi-year target to reduce delivered sulfur and ammonia costs to our facilities, which is expected to further enhance our competitive position.

Customer & Market Development

Evaluate new markets and products

and capitalize on future opportunities

Given the weaker margins in phosphate relative to our other businesses, we have not allocated significant capital to pursue large growth initiatives. We have focused on pursuing opportunities that strengthen our ability to meet our customers’ needs and generate better returns for our shareholders, including evaluation of new markets and products.

Safety, Health & Environmental Excellence

Improve safety and environmental performance

We are actively pursuing ways to enhance existing safety systems and implement industry and company best practices to improve the safety performance at each of our sites. When it comes to the environment, we have a particular focus on water and land at our phosphate facilities. In 2015, recycled water accounted for approximately 95 percent of the total water used and we continue to explore ways to improve water efficiency. To minimize our impact on the land, we restore two acres of wetlands for every acre disturbed at Aurora and restore a minimum of one acre per acre mined at White Springs.

$115	Average per-tonne gross margin premium realized on liquid fertilizer, feed and industrial products relative to solid fertilizer	13%	Reduction in total site recordable injury rate compared to 2014

PotashCorp 2015 Annual Integrated Report	71

Company	Governance	Strategy	Risk	Performance

Phosphate Performance

Financial Performance

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change
	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014	2015	2014	2013	2015	2014
Manufactured product
Net sales
Fertilizer	$827	$889	$1,079	(7)	(18)	1,713	1,987	2,496	(14)	(20)	$483	$447	$433	8	3
Feed and Industrial	727	713	749	2	(5)	1,137	1,155	1,184	(2)	(2)	$640	$617	$632	4	(2)

	1,554	1,602	1,828	(3)	(12)	2,850	3,142	3,680	(9)	(15)	$545	$510	$497	7	3
Cost of goods sold	(1,320)	(1,409)	(1,527)	(6)	(8)						$(463)	$(448)	$(415)	3	8

Gross margin	234	193	301	21	(36)						$82	$62	$82	32	(24)
Other miscellaneous and purchased product gross margin [2]	7	9	3	(22)	200

Gross Margin	$241	$202	$304	19	(34)						$85	$64	$83	33	(23)

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Comprised of net sales of $49 million (2014 – $59 million, 2013 – $24 million) less cost of goods sold of $42 million (2014 – $50 million, 2013 – $21 million).

  FS  Note 3

Phosphate gross margin variance was attributable to:

	2015 vs 2014				2014 vs 2013
	Change in Sales Volumes	Change in Prices/Costs		Total	Change in Sales Volumes	Change in Prices/Costs		Total
Dollars (millions)		Net Sales	Cost of Goods Sold			Net Sales	Cost of Goods Sold
Manufactured product
Fertilizer	$(27)	$60	$26	$59	$(30)	$31	$(73)	$(72)
Feed and Industrial	–	26	(44)	(18)	(4)	(18)	(14)	(36)
Change in product mix	(17)	16	1	–	(28)	28	–	–

Total manufactured product	$(44)	$102	$(17)	$41	$(62)	$41	$(87)	$(108)
Other miscellaneous and purchased product				(2)				6

Total				$39				$(102)

72	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	2015 vs 2014		2014 vs 2013
Sales Volumes	▼

Fertilizer sales volumes were down mainly due to a reduction in capacity from the closure of our Suwannee River chemical plant in July 2014 and weak phosphate demand in the fourth quarter of 2015 due to a shorter fall application window in the US.

			▼	Volumes were limited as weather-related production issues, logistical issues and the closure of our Suwannee River chemical facility in 2014 reduced production across all our facilities.

Net Sales Prices	▲	Our average realized price was up mainly as a result of tighter supply in the liquid phosphate market.	▲	Fertilizer prices increased primarily as a result of improved global demand and supply disruptions in 2014.

			▼	Industrial prices were down due to certain contracts being tied to input costs on a lagging basis.

Cost of Goods Sold	▲	Depreciation was lower due to accelerated depreciation in 2014 related to fertilizer resulting from operational changes announced in late 2013.	▼	Depreciation was higher due to accelerated depreciation related to fertilizer resulting from operational changes announced in late 2013.
▼

Higher unfavorable adjustments to our asset retirement obligations occurred in 2015, due mostly to a change in estimates largely related to our closed Suwannee River chemical facility and gypsum stack systems at White Springs.

▼

Unfavorable adjustments to our asset retirement obligations occurred in 2014 (due to a decrease in the relevant discount rates) while favorable adjustments occurred in 2013 (due to an increase in the relevant discount rates).

	▼	Rock costs were higher as a result of certain mining conditions at White Springs.	▲	Sulfur costs were down 13 percent, reducing our cost of goods sold.
	▼	Costs rose due to increased reliability maintenance costs at Aurora.	▼	Rock costs were higher as a result of certain mining conditions in Aurora.

Product Mix		There were no significant changes.		The change in product mix produced an unfavorable variance of $28 million related to sales volumes and a favorable variance of $28 million in net sales prices due to sales volumes declines in fertilizer, for which prices were lower than feed and industrial.

PotashCorp 2015 Annual Integrated Report	73

Company	Governance	Strategy	Risk	Performance

Non-Financial Performance

					% Change
		2015	2014	2013	2015	2014
Production and reserves	P2O5 tonnes produced (thousands)	1,614	1,671	2,058	(3)	(19)
	P2O5 operating rate percentage	74%	76%	87%	(3)	(13)

Safety	Life-altering injuries	1	–	–	n/m	–
	Total site recordable injury rate	0.77	0.88	1.07	(13)	(18)
	Total lost-time injury rate	0.16	0.07	0.06	129	17

Employee	Percentage of senior staff positions filled internally	50%	81%	83%	(38)	(2)

Environmental	Environmental incidents	10	4	3	150	33
	Water consumption (m3 per tonne of product)	26	26	26	–	–

n/m = not meaningful

The most significant contributors to the change in non-financial results were as follows:

	2015 vs 2014	2014 vs 2013
Production	There were no significant changes.	Phosphate production fell due to the closure of our Suwannee River chemical facility in 2014. As well, production was limited early in 2014 due to weather-related production issues.

Safety

Sadly, a workplace accident resulted in a fatality at our White Springs operation during the first quarter of 2015.

The total lost-time injury rate increased mainly due to five lost-time injuries occurring in 2015 compared to two in 2014.

Total site recordable injury rate decreased mainly due to lower recordable injury rates for employees. We experienced significantly fewer recordable injuries in 2014, although this was partially offset by fewer hours worked.

Employee

In 2015, two of four senior staff positions were filled internally while 13 of 16 senior staff positions were filled internally in 2014.

Leadership training was provided to nearly 300 employees in 2015 (2014 – more than 180 employees). It consisted primarily of courses designed to enhance the PotashCorp leadership core competencies and focused on coaching for safety engagement.

More than 180 employees received leadership training in 2014 (2013 – more than 130 employees). Training consisted primarily of instructor-led courses designed to enhance the PotashCorp leadership core competencies. New in-house training was offered at most sites, focusing on coaching for safety engagement.

Environmental	Environmental incidents in 2015 primarily related to permit exceedances for total suspended solids in water and air emission stack test exceedances. Environmental incidents in 2014 included releases of oil, phosphoric acid and sulfuric acid and a permit exceedance.	Environmental incidents increased by one release in 2014; two of the four were due to process design issues.

Phosphate Rock Reserves 1

(millions of estimated tonnes – stated average grade 30.66% P2O5)

As at December 31, 2015	Proven	Probable	Total		Average Estimated Years of Remaining Mine Life
Aurora [2]	83.1	7.8	90.9		22
White Springs [3]	25.4	–	25.4		12

Total	108.5	7.8	116.3	[4]

[1]	For a more complete discussion of important information related to our phosphate reserves, see “Phosphate Operations – Reserves” in our Form 10-K for the year ended December 31, 2015.

[2]	The reserves set forth above for Aurora would permit mining to continue at annual production rates for about 22 years, based on an average annual production rate of approximately 4.06 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2015. If mineral deposits covered by the permit at Aurora, and now reclassified as resources, are included, the mine life at Aurora would be about 40 years at such rate of production. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

[3]	The reserves set forth above for White Springs would have permitted mining to continue at annual production rates for about 12 years, based on an average annual production rate of approximately 2.20 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2015. With the closure of the Suwannee River chemical plant, we forecast a mine life of approximately 14 years based on an average forecast annual production rate of approximately 1.79 million tonnes of 30.66% concentrate. The mine life is calculated using one year (2015) of actual production, one year of budgeted production (2016) and the third year for averaging (2017) at estimated capacity.

[4]	Includes 55.4 million tonnes proven reserves and 6.8 million tonnes probable reserves to be permitted.

 10K  Page 9 – Phosphate Operations – Reserves

74	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Phosphate Production

(million tonnes)

	Phosphate Rock				Phosphoric Acid (P2O5)				Liquid Products					Solid Fertilizer Products				Employees (December 31, 2015)
	Annual Capacity	Production			Annual Capacity	Production			Annual Capacity		Production			Annual Capacity	Production
		2015	2014	2013		2015	2014	2013			2015	2014	2013		2015	2014	2013

Aurora NC	6.0	5.04	4.35	4.90	1.2	1.05	1.00	1.13	2.7		1.81	1.97	2.19	1.2	0.71	0.67	0.70	803
White Springs FL	3.6	1.90	2.00	2.84	0.5	0.46	0.55	0.81	0.7	[1]	0.63	0.61	0.75	–	–	0.21	0.53	487
Geismar LA	–	–	–	–	0.2	0.10	0.12	0.12	0.3		0.18	0.20	0.20	–	–	–	–	32

Total	9.6	6.94	6.35	7.74	1.9	1.61	1.67	2.06

[1]	Represents annual superphosphoric acid capacity.

Purified Acid and Phosphate Feed Production

(million tonnes)

	Annual Capacity	Production			Employees (December 31, 2015)
		2015	2014	2013

Purified acid (P2O5)	0.3	0.23	0.24	0.24	n/a
Phosphate feed production	0.8	0.39	0.38	0.39	98	[1]

[1]	19 of these employees are located at Aurora NC.

n/a	= not applicable as employees are already included in above employee numbers.

In addition to the above employees at December 31, 2015, 17 employees were located at Cincinnati OH and one at Newgulf TX.

PotashCorp 2015 Annual Integrated Report	75

Company	Governance	Strategy	Risk	Performance

Other Expenses and Income

				% Change
Dollars (millions), except percentage amounts	2015	2014	2013	2015	2014
Selling and administrative expenses	$(239)	$ (245)	$(231)	(2)	6
Provincial mining and other taxes	(310)	(257)	(194)	21	32
Share of earnings of equity-accounted investees	121	102	195	19	(48)
Dividend income	50	117	92	(57)	27
Impairment of available-for-sale investment	–	(38)	–	(100)	n/m
Other income (expenses)	22	22	(36)	–	n/m
Finance costs	(192)	(184)	(144)	4	28
Income taxes	(451)	(628)	(687)	(28)	(9)

n/m = not meaningful

Performance

The most significant contributors to the change in other expenses and income results were as follows:

	2015 vs 2014	2014 vs 2013
Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes including the potash production tax and the resource surcharge. Provincial mining and other taxes are comprised mainly of these two resource taxes.

Provincial mining and other taxes increased due to higher potash production tax in 2015 resulting from a weaker Canadian dollar. In addition, deductible costs decreased due to the first-quarter 2015 changes to potash taxation in the Province of Saskatchewan, which deferred the timing of the annual allowable deduction for capital expenditures.

The potash production tax expense increased primarily due to reduced capital spending, which is deductible in computing the tax due.

Earnings of Equity-Accounted Investees	Share of earnings of equity-accounted investees pertains primarily to SQM and APC. Higher earnings were mainly due to higher earnings for APC over that period.	Lower earnings were mainly due to lower earnings for SQM (part of which was due to a Chilean income tax rate increase) and APC over that period.

Dividend Income	Dividend income was down due to the company receiving a special dividend of $69 million from ICL in 2014.	Dividend income was up in 2014 as we received a special dividend of $69 million from ICL (none in 2013), although ordinary dividends from ICL were lower.

Impairment of Available-for-Sale Investment FS Note 14	A non-tax deductible impairment loss of $38 million was recorded in net income on our investment in Sinofert during 2014. No such losses were recognized in 2015.	A non-tax deductible impairment loss of $38 million was recorded in net income on our investment in Sinofert during 2014. No such losses were recognized in 2013.

76	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

	2015 vs 2014	2014 vs 2013
Finance Costs	There were no significant changes.	Finance costs were higher as a result of lower capitalized interest due to reduced capital spending as our potash expansion program neared completion.

Income Taxes

Income taxes decreased due primarily to lower income before taxes and discrete tax adjustments. Effective tax rates and discrete amounts are shown in the table on the following page.

Significant items to note include the following:

•  The actual effective tax rate on ordinary earnings in 2015 decreased compared to 2014 due to increased income from lower tax rate jurisdictions.

•  In 2015, a current tax recovery of $17 million was recorded upon the conclusion of a tax authority audit.

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

•  In 2013, a deferred tax expense of $11 million was recorded as a result of a Canadian income tax rate increase.

•  In 2013, a deferred tax expense of $10 million was recorded as a result of a planned distribution of earnings from a foreign jurisdiction.

PotashCorp 2015 Annual Integrated Report	77

Company	Governance	Strategy	Risk	Performance

	2015 vs 2014	2014 vs 2013
Income Taxes continued	In 2015, 58 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes and 42 percent related to deferred income taxes which was unchanged from 2014.	In 2014, 58 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes and 42 percent related to deferred income taxes (2013 – 50 percent current and 50 percent deferred). The increase in the current portion was largely due to lower tax depreciation.

Effective Tax Rates and Discrete Items Dollars (millions), except percentage amounts
	2015	2014	2013
Actual effective tax rate on ordinary earnings	27%	28%	26%
Actual effective tax rate including discrete items	26%	29%	28%
Discrete tax adjustments that impacted the rate	$ 7	$ (20)	$ (55)

Foreign Exchange

We incur costs and expenses in foreign currencies other than the US dollar, which vary from year to year. In Canada, our revenue is predominantly earned and received in US dollars while the cost base for our potash operations is predominantly in Canadian dollars. We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities. The following table shows whether net income would have increased or decreased, if the current year-end exchange rate had remained at the prior year-end exchange rate.

Impact of Foreign Exchange on Net Income

Dollars (millions), except per-share amounts

	Increase (Decrease) in Net Income
	2015	2014
Impact on:
Operating costs before income taxes	$(117)	$(46)
Conversion of balance sheet and treasury activities before income taxes	(48)	(8)

Net income before income taxes	(165)	(54)
Net income after income taxes	(121)	(39)
Diluted EPS after income taxes	(0.14)	(0.04)

	2015	2014	2013
Year-end exchange rates	1.3840	1.1601	1.0636

Other Non-Financial Information

				% Change
Dollars (millions), except percentage amounts	2015	2014	2013	2015	2014
Taxes and royalties (Refer to Page 166 for definition)	(654)	(715)	(568)	(9)	26

	2015 vs 2014	2014 vs 2013
Taxes and Royalties	Taxes and royalties decreased as a result of decreased current income taxes partially offset by increased potash production tax.	Taxes and royalties increased as a result of increased current income taxes and potash production tax.

78	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Quarterly Results

Quarterly Results and Review of Fourth-Quarter Performance

(in millions of US dollars except as otherwise noted)

	2015					2014
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Financial Results
Sales	$1,665	$1,731	$1,529	$1,354	$6,279	$1,680	$1,892	$1,641	$1,902	$7,115
Less: Freight, transportation and distribution	(128)	(124)	(128)	(108)	(488)	(166)	(158)	(141)	(144)	(609)
Cost of goods sold	(870)	(896)	(896)	(860)	(3,522)	(949)	(987)	(911)	(1,012)	(3,859)
Gross margin	667	711	505	386	2,269	565	747	589	746	2,647
Operating income	559	619	421	314	1,913	531	686	520	611	2,348
Net income	370	417	282	201	1,270	340	472	317	407	1,536
Other comprehensive income (loss)	23	37	(461)	(116)	(517)	57	(6)	(229)	(101)	(279)
Net income per share [1]	0.44	0.50	0.34	0.24	1.52	0.40	0.56	0.38	0.49	1.82
Cash provided by operating activities	521	836	358	623	2,338	539	788	574	713	2,614
Non-Financial Results
Production (KCl tonnes – thousands)	2,612	2,387	2,131	1,975	9,105	2,395	2,321	1,453	2,557	8,726
Production (N tonnes – thousands)	792	753	734	802	3,081	833	830	787	720	3,170
Production (P2O5 tonnes – thousands)	366	379	442	427	1,614	369	459	431	412	1,671
PotashCorp’s total shareholder return percentage	(8)	(3)	(33)	(15)	(49)	11	6	(8)	3	12
Product tonnes involved in customer complaints (thousands)	18	3	30	8	59	13	2	9	39	63
Taxes and royalties	$242	$215	$119	$78	$654	$170	$199	$190	$156	$715
Percentage of senior staff positions filled internally	74	81	71	86	77	100	77	73	38	78
Total site recordable injury rate	0.92	0.85	1.29	0.97	1.01	1.06	1.27	1.32	0.66	1.01
Total lost-time injury rate	0.12	0.03	0.13	0.10	0.10	0.18	0.08	0.07	0.07	0.10
Environmental incidents	5	5	6	8	24	5	6	8	5	24

[1]	Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on dollar and share amounts each rounded to the nearest thousand.

The company’s sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to Northern Hemispheres spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year.

Highlights of our 2015 fourth quarter compared to the same quarter in 2014 include (direction of arrows refers to impact on comprehensive income):

K K	Potash
▼

Reduced sales volumes and a softening price environment resulted in lower potash gross margin. Sales volumes trailed those achieved in 2014. The most significant decline was in North America, which reflected a pullback in demand from 2014’s especially strong levels, as well as increased competition. Offshore, the majority of Canpotex’s shipments were to China (40 percent) and Other Asian markets outside of China and India (30 percent), while Latin America and

India accounted for 18 percent and 4 percent, respectively. The average realized potash price was down considerably, reflecting the declining price environment in 2015. Inventory-related shutdowns at our Saskatchewan mines and the closure of our Penobsquis, New Brunswick operation reduced production volumes and resulted in cost of goods sold which was higher than 2014.

PotashCorp 2015 Annual Integrated Report	79

Company	Governance	Strategy	Risk	Performance

N N	Nitrogen
▼

In nitrogen, weaker prices had a negative impact on gross margin, which trailed 2014 results. Sales volumes were similar to 2014. Average realized prices were down significantly as lower energy costs and increased global supply weighed heavily on prices for all nitrogen products. Cost of goods sold was down, driven largely by lower natural gas costs in the US and Trinidad.

P P	Phosphate
▼

Gross margin for the quarter was down slightly from 2014, due to lower sales volumes and price realizations. The average realized phosphate price was similar to 2014 as improved prices for liquid fertilizers offset declining prices for DAP and MAP.

Other Financial Results

▲	The actual effective tax rate, including discrete items, was 25 percent (2014 – 29 percent). The decrease was due to different income weightings between jurisdictions.

▼

Other comprehensive loss in the fourth quarter of 2015 was mainly the result of a decrease in the fair value of our investment in ICL, partially offset by an increase in the fair value of our investment in Sinofert and a net actuarial gain resulting from a remeasurement of our defined benefit plans. Other comprehensive loss in the fourth quarter of 2014 was mainly the result of a net actuarial loss resulting from a remeasurement of our defined benefit plans, partially offset by an increase in the fair value of our investments in ICL and Sinofert.

	Three Months Ended December 31
	Sales Tonnes (thousands)			Average Net Sales Price per MT
	2015	2014	% Change	2015	2014	% Change
Potash
Manufactured Product
North America	459	829	(45)	$271	$358	(24)
Offshore	1,277	1,671	(24)	$226	$246	(8)

Manufactured Product	1,736	2,500	(31)	$238	$284	(16)

Nitrogen
Manufactured Product
Ammonia	567	652	(13)	$397	$590	(33)
Urea	308	195	58	$297	$384	(23)
Solutions, nitric acid, ammonium nitrate	684	664	3	$193	$231	(16)

Manufactured Product	1,559	1,511	3	$288	$405	(29)

Phosphate
Manufactured Product
Fertilizer	474	501	(5)	$461	$465	(1)
Feed and Industrial	284	293	(3)	$624	$636	(2)

Manufactured Product	758	794	(5)	$522	$528	(1)

80	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Financial Condition Review

Statement of Financial Position Analysis

As at December 31, 2015, total assets decreased 1 percent while total liabilities increased 2 percent and total equity fell 5 percent compared to December 31, 2014. The most significant contributors to the changes in our statements of financial position were as follows (direction of arrows refers to increase or decrease):

Assets	Liabilities

▼       Investments were largely impacted by the lower fair value of our available-for-sale investment in ICL.

▲       Property, plant and equipment increased largely as a result of our previously announced potash and nitrogen capacity expansions.

▼       Receivables decreased mainly due to lower trade accounts receivable which was largely related to lower fourth-quarter 2015 average realized potash and nitrogen prices and reduced potash sales volumes.

▼       Short-term debt and current portion of long-term debt declined due to the repayment of $500 million in senior notes in the third quarter of 2015 that were previously classified as current.

▲       Long-term debt was higher as a result of the issuance of $500 million in senior notes in the first quarter of 2015.

Equity
▼	Equity was mainly impacted by dividends declared, net income and other comprehensive loss.
FS	Statements of Changes in Equity

As at December 31, 2015, $61 million (2014 – $127 million) of our cash and cash equivalents was held in certain foreign subsidiaries. There are no current plans to repatriate the funds at December 31, 2015 in a manner that results in tax consequences. A repatriation of funds totaling $118 million was completed in 2015 with $NIL tax consequences.

PotashCorp 2015 Annual Integrated Report	81

Company	Governance	Strategy	Risk	Performance

Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Liquidity needs can be met through a variety of sources, including cash generated from operations, drawdowns under our revolving credit facility, issuances of commercial paper and short-term borrowings under our line of credit. Our primary uses of funds are operational expenses, sustaining and opportunity capital spending, intercorporate investments, dividends and interest, and principal payments on our debt securities.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes certain of our liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year or planned (but not legally committed) capital expenditures.

Contractual Obligations and Other Commitments

Dollars (millions) at December 31, 2015

		Payments Due by Period
	FS	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations [1]	Note 20	$3,754	$–	$504	$1,000	$2,250
Estimated interest payments on long-term debt obligations		1,962	176	332	255	1,199
Operating leases	Note 27	408	80	110	72	146
Purchase commitments	Note 27	632	454	178	–	–
Capital commitments	Note 27	47	28	19	–	–
Other commitments	Note 27	165	44	64	25	32
Asset retirement obligations and environmental costs [2]	Note 22	659	87	142	108	322
Other long-term liabilities [3]	Notes 8, 19, 21	3,209	152	159	68	2,830

Total		$10,836	$1,021	$1,508	$1,528	$6,779

[1]	Long-term debt consists of $3,750 million of senior notes that were issued under US shelf registration statements and a net of $4 million under back-to-back loan arrangements. The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2015.

[2]	Commitments associated with our asset retirement obligations are expected to occur principally over the next 84 years for phosphate (with the majority taking place over the next 34 years) and over a longer period for potash. Environmental costs consist of restoration obligations, which are expected to occur through 2031.

[3]	Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

82	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Sources and Uses of Cash

The company’s cash flows from operating, investing and financing activities are summarized in the following table:

				% Change
Dollars (millions), except percentage amounts	2015	2014	2013	2015	2014
Cash provided by operating activities	$2,338	$2,614	$3,212	(11)	(19)
Cash used in investing activities	(1,284)	(1,160)	(1,624)	11	(29)
Cash used in financing activities	(1,178)	(1,867)	(1,522)	(37)	23

(Decrease) increase in cash and cash equivalents	$(124)	$(413)	$66	(70)	n/m

n/m = not meaningful

PotashCorp 2015 Annual Integrated Report	83

Company	Governance	Strategy	Risk	Performance

The most significant contributors to the changes in cash flows were as follows:

	2015 vs 2014	2014 vs 2013
Cash Provided by Operating Activities

Cash provided by operating activities was impacted by:

•  Lower net income in 2015;

•  Cash inflows from receivables in 2015 compared to cash outflows in 2014;

•  Cash outflows from inventories in 2015 compared to cash inflows in 2014; and

•  Net undistributed earnings of equity-accounted investees in 2015 compared to net distributed earnings of equity-accounted investees in 2014 when a special dividend was received from SQM.

Cash provided by operating activities was impacted by:

•  Lower net income in 2014;

•  Cash outflows from receivables in 2014 compared to cash inflows in 2013; and

•  A lower non-cash provision for deferred income taxes.

Cash Used in Investing Activities	Cash used in investing activities was primarily for additions to property, plant and equipment.	Cash used in investing activities was primarily for additions to property, plant and equipment, which decreased from 2013 mainly due to our potash capacity expansion projects nearing completion.

Cash Used in Financing Activities	Cash used in financing activities decreased mainly due to share repurchases in 2014, which did not recur in 2015, being partially offset by lower proceeds from senior notes in 2015.	Cash used in financing activities rose due to increased share repurchases, repayment of senior notes and dividend payments, partially offset by the issuance of senior notes in 2014 (none in 2013).

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

 FS  Note 31 for subsequent events

84	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Capital Structure and Management

The following section explains how we manage our capital structure in order for our balance sheet to be considered sound by focusing on maintaining an investment grade credit rating.

Principal Debt Instruments

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facility, and fixed rates on our senior notes. As at December 31, 2015, interest rates on outstanding commercial paper ranged from 0.5 percent to 0.8 percent.

Our $3.5 billion syndicated credit facility provides for unsecured advances up to the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding. We also have a $75 million unsecured short-term line of credit that is available through August 2016 and an uncommitted letter of credit facility of $100 million that is due on demand. Direct borrowings, outstanding commercial paper and outstanding letters of credit reduce the amounts available under the line of credit and the credit facility. The line of credit and credit facility have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facility and line of credit. We were in compliance with all covenants as at December 31, 2015 and at this time anticipate being in compliance with such covenants in 2016.

 FS  Notes 17 and 20

For additional information on our capital structure and management:

FS	Note 26 for capital structure Notes 9 and 23 for outstanding share data

The accompanying table summarizes the limits and results of certain covenants.

Debt covenants at December 31 Dollars (millions), except ratio amounts	Limit		2015
Debt-to-capital ratio [1],3	≤	0.6	0.3
Long-term debt-to-EBITDA ratio [2],3	≤	3.5	1.3
Debt of subsidiaries	< $	1,000	$4

The following non-IFRS financial measures are requirements of our debt covenants and should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS:

[1]	Debt-to-capital ratio = debt (short-term debt and current portion of long-term debt + long-term debt) / (debt + shareholders’ equity).

[2]	Long-term debt-to-EBITDA ratio = long-term debt / EBITDA. EBITDA is calculated according to the definition in Note 17 to the consolidated financial statements for the trailing 12 months. As compared to net income according to IFRS, EBITDA is limited, in that periodic costs of certain capitalized tangible and intangible assets used in generating revenues are excluded. Long-term debt to net income for the trailing 12 months was 2.9.

[3]	Subsequent to December 31, 2015, the debt-to-capital ratio for our credit facility only was raised to 0.65 and the long-term debt-to-EBITDA ratio was removed.

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

	Long-Term Debt		Short-Term Debt
	Rating (Outlook)		Rating
At December 31	2015	2014	2015	2014
Moody’s	A3 (negative)	A3 (stable)	P-2	P-2
Standard & Poor’s	A- (stable)	A- (stable)	A-2 [1]	A-2 [1]

[1]	S&P assigned a global commercial paper rating of A-2, but rated our commercial paper A-1 (low) on a Canadian scale.

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Our $3,750 million of senior notes were issued under US shelf registration statements.

For 2015, our weighted average cost of capital was 7.3 percent (2014 – 9.2 percent), of which 84 percent represented the cost of equity (2014 – 87 percent).

PotashCorp 2015 Annual Integrated Report	85

Company	Governance	Strategy	Risk	Performance

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

 FS  Note 19

Leases and Long-Term Contracts

Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 82.

Additional information about our off-balance sheet arrangements:

FS	Note 28	for contingencies related to Canpotex
	Note 29	for guarantee contracts

Other Financial Information

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 27 to 33.

FS Note 25	for financial risks, including relevant risk sensitivities

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as long-lived asset impairment, derivative instruments, provisions and contingencies for asset retirement, environmental and other obligations, and capitalization and depreciation of property, plant and equipment, involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. The company identified indicators of potential impairment in its potash operations in the fourth quarter of 2015, completed a value in use assessment of its potash operations cash generating unit and concluded that there was no impairment. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

FS Note 2	for accounting policies, estimates and judgments

Additional financial information:

FS Note 2	for recent accounting changes and effective dates
Note 30	for related party transactions

86	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Forward-Looking Statements

This 2015 Annual Integrated Report, including the “Financial Outlook” section of “Management’s Discussion & Analysis of Financial Condition and Results of Operations,” contains forward-looking statements or forward-looking information (“forward-looking statements”). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should,” “could,” “expect,” “may,” “anticipate,” “believe,” “intend,” “estimates,” “plans” and similar expressions. These statements are based on certain factors and assumptions as set forth in this 2015 Annual Integrated Report, including with respect to: foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements including, but not limited to, unexpected developments with respect to any of the following: variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations within major markets; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in reserve estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2015 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PotashCorp 2015 Annual Integrated Report	87

Company	Governance	Strategy	Risk	Performance

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

	IFRS						Previous Canadian GAAP
(in millions of US dollars except percentage amounts)	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Net income	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607	543
Total assets	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717	6,217	5,358

Return on assets [1]	7.3%	8.7%	9.9%	11.4%	19.0%	11.4%	7.6%	33.8%	11.4%	9.8%	10.1%

Net income	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607	543
Income taxes	451	628	687	826	1,066	701	79	1,060	417	142	267
Change in unrealized (gain) loss on derivatives included in net income	(3)	5	4	3	1	–	(56)	69	(17)	–	–
Finance costs	192	184	144	114	159	121	121	63	69	86	82
Current income taxes [2]	(244)	(356)	(272)	(404)	(700)	(479)	120	(995)	(297)	(108)	(227)
Depreciation and amortization	685	701	666	578	489	449	312	328	291	242	242
Impairment of available-for-sale investment	–	38	–	341	–	–	–	–	–	–	–

Cash flow [3]	2,351	2,736	3,014	3,537	4,096	2,567	1,557	3,991	1,567	969	907

Total assets	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717	6,217	5,358
Cash and cash equivalents	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)	(94)
Fair value of derivative assets	(9)	(7)	(8)	(10)	(10)	(5)	(9)	(18)	(135)	–	–
Accumulated depreciation of property, plant and equipment	5,871	5,276	4,668	4,176	3,653	3,171	2,712	2,527	2,281	2,074	1,928
Net unrealized loss (gain) on available-for-sale investments	302	(244)	(439)	(1,197)	(982)	(2,563)	(1,900)	(886)	(2,284)	–	–
Accumulated amortization of other assets and intangible assets	105	129	121	104	93	76	57	81	66	80	73
Payables and accrued charges	(1,146)	(1,086)	(1,104)	(1,188)	(1,295)	(1,198)	(798)	(1,191)	(912)	(545)	(843)

Adjusted assets	22,501	21,577	20,568	19,529	17,286	14,616	12,599	10,485	8,013	7,500	6,422

Average adjusted assets	22,039	21,073	20,049	18,408	15,951	13,627 [5]	11,542	9,249	7,757	6,961	6,159

Cash flow return [4]	10.7%	13.0%	15.0%	19.2%	25.7%	18.8%	13.5%	43.2%	20.2%	13.9%	14.7%

[1]	Return on assets = net income / total assets.

[2]	Current income taxes = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS).

[3]	Cash flow = net income + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment.

[4]	Cash flow return = cash flow / average adjusted assets (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized loss (gain) on available-for-sale investments – payables and accrued charges).

[5]	Based on adjusted assets as at January 1, 2010 of $12,637, which was calculated similarly to 2009 under previous Canadian GAAP except the following IFRS amounts were used: total assets of $12,842, accumulated depreciation of property, plant and equipment of $2,850 and payables and accrued charges of $(817).

88	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except share, per-share, percentage and tonnage amounts, and as otherwise noted

11 Year Data

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term.

Summary Financial Performance Indicators

	IFRS										Previous Canadian GAAP
	2015		2014	2013		2012		2011		2010	2009	2008		2007	2006	2005
Net income	1,270		1,536	1,785		2,079		3,081		1,775	981	3,466		1,104	607	543
Net income per share – diluted	1.52		1.82	2.04		2.37		3.51		1.95	1.08	3.64		1.13	0.63	0.54
EBITDA	2,598		3,049	3,282		3,597		4,795		3,046	1,493	4,917		1,881	1,077	1,134
Net income as percentage of sales	20.2%		21.6%	24.4%		26.2%		35.4%		27.1%	24.7%	36.7%		21.1%	16.1%	14.1%
Adjusted EBITDA margin	44.9%		47.4%	49.6%		53.0%		58.3%		50.3%	40.8%	54.7%		39.5%	31.9%	32.6%
Cash flow prior to working capital changes	2,211		2,704	2,927		3,358		3,704		2,509	1,351	3,781		1,525	941	860
Cash provided by operating activities	2,338		2,614	3,212		3,225		3,485		3,131	924	3,013		1,689	697	865
Free cash flow	927		1,544	1,303		1,154		1,456		359	(467)	2,536		926	431	483
Return on assets see Page 88	7.3%		8.7%	9.9%		11.4%		19.0%		11.4%	7.6%	33.8%		11.4%	9.8%	10.1%
Cash flow return see Page 88	10.7%		13.0%	15.0%		19.2%		25.7%		18.8%	13.5%	43.2%		20.2%	13.9%	14.7%
Weighted average cost of capital	7.3%		9.2%	9.8%		9.1%		9.6%		10.2%	10.1%	12.0%		10.0%	8.8%	8.3%
Total shareholder return	(49.0%	)	11.6%	(16.4%	)	(0.2%	)	(19.7%	)	43.2%	48.9%	(49.0%	)	202.2%	80.0%	(2.7%	)
Total debt to capital	33.5%		32.6%	29.0%		29.2%		36.6%		45.5%	38.6%	40.3%		19.3%	41.0%	41.5%
Net debt to capital	33.0%		31.4%	25.6%		26.2%		34.4%		43.6%	36.3%	38.1%		10.6%	36.6%	39.9%
Total debt to net income	3.3		2.8	2.2		2.0		1.5		3.1	4.1	0.9		1.3	3.2	2.8
Net debt to EBITDA	1.6		1.3	1.0		1.0		0.9		1.7	2.5	0.6		0.4	1.5	1.2
Total assets	17,469		17,724	17,958		18,206		16,257		15,547	12,922	10,249		9,717	6,217	5,358
Shareholders’ equity	8,382		8,792	9,628		9,912		7,847		6,685	6,440	4,535		5,994	2,755	2,133

Share Information and Calculations

	IFRS										Previous Canadian GAAP
	2015		2014	2013		2012		2011		2010	2009	2008		2007	2006	2005
End of year closing price (dollars)	17.12		35.32	32.96		40.69		41.28		51.61	36.17	24.41		47.99	15.94	8.91
Dividends per share, ex-dividend date (dollars)	1.49		1.40	1.19		0.56		0.24		0.13	0.13	0.13		0.10	0.07	0.07
Total shareholder return	(49.0%	)	11.6%	(16.4%	)	(0.2%	)	(19.7%	)	43.2%	48.9%	(49.0%	)	202.2%	80.0%	(2.7%	)
	5-year cumulative shareholder return [1]: (62%)										10-year cumulative shareholder return [1]: 120%

Weighted average shares outstanding
Basic (thousands)	834,141		838,101	864,596		860,033		855,677		886,371	886,740	922,439		946,923	935,640	977,112
Diluted (thousands)	837,349		844,544	873,982		875,907		876,637		911,093	911,828	952,313		972,924	956,067	999,702

Shares outstanding, end of year (thousands) [2]	836,540		830,243	856,116		864,901		858,703		853,123	887,927	885,603		949,233	943,209	932,346

[1]	Calculated as cumulative change in total shareholder return for the respective period.

[2]	Common shares were repurchased in 2014, 2013, 2010, 2008 and 2005 in the amounts of 29.201 million, 14.145 million, 42.190 million, 68.547 million and 85.500 million, respectively.

PotashCorp 2015 Annual Integrated Report	89

Company	Governance	Strategy	Risk	Performance

Financial Data, Reconciliations and Calculations

	IFRS						Previous Canadian GAAP
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Net income [1]	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607	543
Finance costs	192	184	144	114	159	121	121	63	69	86	82
Income taxes	451	628	687	826	1,066	701	79	1,060	417	142	267
Depreciation and amortization	685	701	666	578	489	449	312	328	291	242	242

EBITDA [2]	2,598	3,049	3,282	3,597	4,795	3,046	1,493	4,917	1,881	1,077	1,134

Net income as percentage of sales	20.2%	21.6%	24.4%	26.2%	35.4%	27.1%	24.7%	36.7%	21.1%	16.1%	14.1%
Adjusted EBITDA margin [3]	44.9%	47.4%	49.6%	53.0%	58.3%	50.3%	40.8%	54.7%	39.5%	31.9%	32.6%

Cash flow prior to working capital changes [4]	2,211	2,704	2,927	3,358	3,704	2,509	1,351	3,781	1,525	941	860
Receivables	259	(220)	276	188	(155)	256	53	(594)	(155)	11	(107)
Inventories	(99)	70	28	(7)	(146)	66	88	(324)	61	14	(120)
Prepaid expenses and other current assets	(19)	29	(1)	(32)	(1)	(6)	21	(24)	7	–	(6)
Payables and accrued charges	(14)	31	(18)	(282)	83	306	(589)	174	251	(269)	238

Changes in non-cash operating working capital	127	(90)	285	(133)	(219)	622	(427)	(768)	164	(244)	5

Cash provided by operating activities	2,338	2,614	3,212	3,225	3,485	3,131	924	3,013	1,689	697	865
Cash additions to property, plant and equipment	(1,217)	(1,138)	(1,624)	(2,133)	(2,176)	(2,079)	(1,764)	(1,198)	(607)	(509)	(383)
Other assets and intangible assets	(67)	(22)	–	(71)	(72)	(71)	(54)	(47)	8	(1)	6
Changes in non-cash operating working capital	(127)	90	(285)	133	219	(622)	427	768	(164)	244	(5)

Free cash flow [5]	927	1,544	1,303	1,154	1,456	359	(467)	2,536	926	431	483

Short-term debt	517	536	470	369	829	1,274	727	1,324	90	158	252
Current portion of long-term debt	–	496	497	246	3	597	2	–	–	400	1
Long-term debt	3,710	3,213	2,970	3,466	3,705	3,707	3,319	1,740	1,339	1,357	1,258

Total debt	4,227	4,245	3,937	4,081	4,537	5,578	4,048	3,064	1,429	1,915	1,511
Cash and cash equivalents	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)	(94)

Net debt [6]	4,136	4,030	3,309	3,519	4,107	5,166	3,663	2,787	709	1,589	1,417

Total shareholders’ equity	8,382	8,792	9,628	9,912	7,847	6,685	6,440	4,535	5,994	2,755	2,133

Total debt to capital	33.5%	32.6%	29.0%	29.2%	36.6%	45.5%	38.6%	40.3%	19.3%	41.0%	41.5%
Net debt to capital [6]	33.0%	31.4%	25.6%	26.2%	34.4%	43.6%	36.3%	38.1%	10.6%	36.6%	39.9%

Total debt to net income	3.3	2.8	2.2	2.0	1.5	3.1	4.1	0.9	1.3	3.2	2.8
Net debt to EBITDA [7]	1.6	1.3	1.0	1.0	0.9	1.7	2.5	0.6	0.4	1.5	1.2

Current assets	1,553	1,938	2,189	2,496	2,408	2,095	2,272	2,267	1,811	1,310	1,111
Current liabilities	(1,747)	(2,198)	(2,113)	(1,854)	(2,194)	(3,144)	(1,577)	(2,623)	(1,002)	(1,104)	(1,096)

Working capital	(194)	(260)	76	642	214	(1,049)	695	(356)	809	206	15
Cash and cash equivalents	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)	(94)
Short-term debt	517	536	470	369	829	1,274	727	1,324	90	158	252
Current portion of long-term debt	–	496	497	246	3	597	2	–	–	400	1

Non-cash operating working capital	232	557	415	695	616	410	1,039	691	179	438	174

90	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

[1]	There were no discontinued operations in any of the accounting periods. After-tax effects of certain items affecting net income were as follows:

	IFRS						Previous Canadian GAAP
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Impairment of available-for-sale investment	$–	$38	$–	$341	$–	$–	$–	$–	$–	$–
Plant shutdown and closure and workforce reduction costs	–	–	44	–	–	–	–	–	–	–
Takeover response costs	–	–	–	–	1	56	–	–	–	–
Loss (gain) on sale of assets	–	–	–	–	–	–	6	(16)	–	–
(Recovery) impairment of auction rate securities	–	–	–	–	–	–	(91)	67	19	–
Impairment of property, plant and equipment	–	–	–	–	–	–	–	–	–	5

Total after-tax effects on net income	$–	$38	$44	$341	$1	$56	$(85)	$51	$19	$5

[2]	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance and as a component of employee remuneration. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net income according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments, costs associated with takeover response and certain gains and losses on disposal of assets. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the effects of the following items:

	IFRS						Previous Canadian GAAP
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Impairment of available-for-sale investment	$–	$38	$–	$341	$–	$–	$–	$–	$–	$–
Plant shutdown and closure and workforce reduction costs	–	–	60	–	–	–	–	–	–	–
Takeover response costs	–	–	–	–	2	73	–	–	–	–
Loss (gain) on sale of assets	–	–	–	–	–	–	8	(21)	–	–
(Recovery) impairment of auction rate securities	–	–	–	–	–	–	(115)	89	27	–
Impairment of property, plant and equipment	–	–	–	–	–	–	–	–	–	6

Total items included in EBITDA	–	38	60	341	2	73	(107)	68	27	6
EBITDA	2,598	3,049	3,282	3,597	4,795	3,046	1,493	4,917	1,881	1,077

Adjusted EBITDA	$2,598	$3,087	$3,342	$3,938	$4,797	$3,119	$1,386	$4,985	$1,908	$1,083

[3]	Management believes comparing EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using adjusted EBITDA as compared to net income, adjusted EBITDA margin as compared to net income as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales; adjusted EBITDA also includes earnings from equity investees whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of income.

[4]	Management uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality or other timing issues assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

[5]	The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues, additions to property, plant and equipment, and changes to other assets assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of the company’s ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

[6]	Management believes that net debt and the net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

[7]	Net debt to EBITDA shows the maximum number of years it would take to retire the company’s net debt using the current year’s EBITDA and helps PotashCorp evaluate the appropriateness of current debt levels relative to earnings generated by operations. In addition to the limitation of using EBITDA discussed above, net debt to EBITDA is limited in that this measure assumes all earnings are used to repay principal and no interest payments or taxes.

PotashCorp 2015 Annual Integrated Report	91

Company	Governance	Strategy	Risk	Performance

Other Financial Information

	IFRS						Previous Canadian GAAP
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Sales
Potash	2,543	2,828	2,963	3,285	3,983	3,001	1,316	4,068	1,797	1,228	1,341
Nitrogen	2,047	2,532	2,417	2,503	2,433	1,835	1,353	2,672	1,912	1,395	1,369
Phosphate	1,776	1,862	2,067	2,292	2,478	1,822	1,374	2,881	1,637	1,255	1,137
Less inter-segment nitrogen	(87)	(107)	(142)	(153)	(179)	(119)	(66)	(174)	(112)	(111)	–

Total sales	6,279	7,115	7,305	7,927	8,715	6,539	3,977	9,447	5,234	3,767	3,847
Freight, transportation and distribution	(488)	(609)	(572)	(494)	(496)	(488)	(319)	(458)	(470)	(390)	(371)

Net sales [1]	5,791	6,506	6,733	7,433	8,219	6,051	3,658	8,989	4,764	3,377	3,476

Potash net sales
North America	825	1,162	1,210	1,231	1,502	1,222	507	1,308	657	471	496
Offshore	1,487	1,354	1,482	1,835	2,223	1,506	699	2,527	910	576	668
Other miscellaneous and purchased product	17	21	15	13	14	14	16	24	14	12	13

Total potash net sales	2,329	2,537	2,707	3,079	3,739	2,742	1,222	3,859	1,581	1,059	1,177

Gross margin
Potash	1,322	1,435	1,573	1,963	2,722	1,816	731	3,056	912	561	707
Nitrogen	706	1,010	913	978	916	528	192	737	536	316	319
Phosphate	241	202	304	469	648	346	92	1,068	434	84	99

Total gross margin	2,269	2,647	2,790	3,410	4,286	2,690	1,015	4,861	1,882	961	1,125

Depreciation and amortization
Potash	214	224	176	158	142	121	40	82	72	58	65
Nitrogen	198	173	161	138	132	119	99	97	88	77	72
Phosphate	240	297	294	261	207	197	164	141	121	95	95
Other	33	7	35	21	8	12	9	8	10	12	10

Total depreciation and amortization	685	701	666	578	489	449	312	328	291	242	242

Operating income	1,913	2,348	2,616	3,019	4,306	2,597	1,181	4,589	1,589	835	893

Net income per share – basic	1.52	1.83	2.06	2.42	3.60	2.00	1.11	3.76	1.17	0.65	0.56
Net income per share – diluted	1.52	1.82	2.04	2.37	3.51	1.95	1.08	3.64	1.13	0.63	0.54

Dividends declared per share	1.52	1.40	1.33	0.70	0.28	0.13	0.13	0.13	0.12	0.07	0.07

Capital spending
Sustaining	724	601	667	651	509	523	416	303	204	154	127
Opportunity	493	537	957	1,482	1,667	1,556	1,348	895	403	355	256

Total cash additions to property, plant and equipment	1,217	1,138	1,624	2,133	2,176	2,079	1,764	1,198	607	509	383

[1]	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to IFRS, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-IFRS financial measure.

92	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Non-Financial Data

	2015		2014	2013		2012	2011	2010	2009	2008	2007	2006	2005
Customers
Customer survey score	92%		89%	90%		92%	90%	90%	89%	91%	90%	n/a	n/a
Product tonnes involved in customer complaints (thousands) [1]	59		63	43		64	59	97	190	191	152	289	166

Community
Community investment ($ millions)	28		26	31		28	21	17	10	7	4	4	4
Taxes and royalties ($ millions)	654		715	568		654	997	620	(8)	1,684	507	238	430
Community survey score (out of 5)	4.5		4.4	4.2		4.5	4.4	4.2	4.1	4.0	4.1	4.3	n/a

Employees
Employees at year-end	5,395		5,136	5,787		5,779	5,703	5,486	5,136	5,301	5,003	4,871	4,879
Employee engagement score	n/a	[2]	67%	n/a	[2]	79%	73%	73%	76%	79%	69%	66%	n/a
Annual employee turnover rate (excluding retirements) [3]	4%		12%	5%		5%	4%	3%	6%	6%	n/a	n/a	n/a
Gender diversity – proportion of females	8%		8%	8%		8%	8%	8%	9%	9%	9%	9%	9%

Safety
Total site recordable injury rate	1.01		1.01	1.06		1.29	1.42	1.29	1.54	2.21	n/a	n/a	n/a
Total lost-time injury rate	0.10		0.10	0.05		0.10	0.14	0.15	0.22	0.39	n/a	n/a	n/a
Total site severity injury rate	0.32		0.46	0.40		0.55	0.54	0.38	0.74	0.97	n/a	n/a	n/a

Environment
Environmental incidents	24		24	17		19	14	20	22	19	25	26	n/a
Waste (million tonnes)	29		28	29		24	30	26	15	26	28	24	n/a
Direct energy used (thousand terajoules) [4]	184		186	180		160	166	162	152	154	159	n/a	n/a

n/a	= not available as data had not been previously compiled consistent with current methodology

[1]	A complaint occurs when our product does not meet our product specification sheet requirements, our chemical analysis requirements or our physical size specifications (for example, product is undersized, has too many lumps or has too much dust).

[2]	No survey was conducted in 2015 or 2013. Engagement survey completed annually for half of employees prior to 2013; beginning in 2014, survey conducted biennially for all employees.

[3]	The number of permanent employees who left the company (due to deaths and voluntary and involuntary terminations and excluding retirements) as a percentage of average total employees during the year. Retirements and terminations of temporary employees are excluded. Results in 2013 include a portion of the impact of our announced workforce reduction and the remaining impact was largely reflected in 2014.

[4]	Direct energy used is energy consumed by our operations in order to mine, mill and manufacture our products. Energy is used by burning fossil fuels, reforming natural gas and consuming electricity.

Production and Sales Volumes Information

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Production (thousands)
Potash production (KCI) tonnage	9,105	8,726	7,792	7,724	9,343	8,078	3,405	8,697	9,159	7,018	8,816
Nitrogen production (N) tonnage	3,081	3,170	2,952	2,602	2,813	2,767	2,551	2,780	2,986	2,579	2,600
Phosphate production (P2O5) tonnage	1,614	1,671	2,058	1,983	2,204	1,987	1,505	1,942	2,164	2,108	2,097

Sales – manufactured product tonnes (thousands)
Potash sales
North America	2,591	3,549	3,185	2,590	3,114	3,355	1,093	2,962	3,471	2,785	3,144
Offshore	6,181	5,797	4,915	4,640	5,932	5,289	1,895	5,585	5,929	4,411	5,020

Total potash sales	8,772	9,346	8,100	7,230	9,046	8,644	2,988	8,547	9,400	7,196	8,164
Nitrogen sales	5,926	6,352	5,896	4,946	5,147	5,329	5,086	5,050	5,756	4,720	4,843
Phosphate sales	2,850	3,142	3,680	3,643	3,854	3,632	3,055	3,322	4,151	3,970	3,860

PotashCorp 2015 Annual Integrated Report	93

Company	Governance	Strategy	Risk	Performance

Financial Terms	Definition
Adjusted EBITDA	EBITDA + impairment charges/recoveries + takeover response costs – loss (gain) on sale of assets + plant shutdown and closure and workforce reduction costs

Adjusted EBITDA margin	Adjusted EBITDA / net sales

Average adjusted assets	Simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

Cash flow	Net income + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment

Cash flow return	Cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gain on available-for-sale investments – payables and accrued charges)

Current income taxes	Current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS)

EBITDA	Earnings (net income) before finance costs, income taxes, depreciation and amortization

Free cash flow	Cash provided by operating activities – additions to property, plant and equipment – other assets and intangible assets – changes in non-cash operating working capital

Market value of total capital	Market value of total debt – cash and cash equivalents + market value of equity

Net debt to capital	(Total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Net debt to EBITDA	(Total debt – cash and cash equivalents) / EBITDA

Net sales	Sales – freight, transportation and distribution

Previous Canadian GAAP	As we adopted IFRS with effect from January 1, 2010, our 2005 to 2009 annual information is presented on a previous Canadian generally accepted accounting principals (GAAP) basis and, to the extent such information constitutes Canadian non-GAAP measures, is reconciled to the most directly comparable measure calculated in accordance with previous Canadian GAAP. Accordingly, our information for 2005 to 2009 may not be comparable to the periods 2010 to 2015.

Return on assets	Net income / total assets

Total debt to capital	Total debt / (total debt + total shareholders’ equity)

Total debt to net income	Total debt / net income

Total shareholder return	Return on investment in PotashCorp stock from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.

Weighted average cost of capital	Simple monthly average of ((market value of total debt – cash and cash equivalents) / market value of total capital x after-tax cost of debt + market value of equity / market value of total capital x cost of equity)

Non-Financial Terms	Definition
Total site severity injury rate	Total of lost-time injuries (a lost-time injury occurs when the injured person is unable to return to work on his/her next scheduled workday after the injury) + modified work injuries (a work-related injury where a licensed health care professional or the employer recommends that the employee not perform one or more of the routine functions of the job or not work the full workday that he/she would have otherwise worked) for every 200,000 hours worked. Total site includes PotashCorp employees, contractors and others on site.

Community investment	Refer to Page 166 for definitions of these non-financial terms

Community survey score

Customer survey score

Employee engagement score

Environmental incidents

Taxes and royalties

Total lost-time injury rate

Total site recordable injury rate

Waste

94	PotashCorp 2015 Annual Integrated Report

Our Financials

Our Rocanville, Saskatchewan potash facility

Contents

97	Management’s Responsibility for Financial Reporting
98	Report of Independent Registered Public Accounting Firm

	Consolidated Statements of
100	Income
101	Comprehensive Income
102	Cash Flow
103	Changes in Equity
104	Financial Position

	Notes to the Consolidated Financial Statements
106	1	Description of Business
106	2	Basis of Presentation

	Notes to the Consolidated Statements of Income
111	3	Segment Information
114	4	Nature of Expenses
115	5	Provincial Mining and Other Taxes
115	6	Other Income (Expenses)
115	7	Finance Costs
116	8	Income Taxes
120	9	Net Income per Share

	Notes to the Consolidated Statements of Cash Flow
121	10	Consolidated Statements of Cash Flow

	Notes to the Consolidated Statements of Financial Position
121	11	Receivables
122	12	Inventories
123	13	Property, Plant and Equipment
125	14	Investments
128	15	Other Assets
129	16	Intangible Assets
130	17	Short-Term Debt
131	18	Payables and Accrued Charges
131	19	Derivative Instruments
133	20	Long-Term Debt
134	21	Pension and Other Post-Retirement Benefits
141	22	Provisions for Asset Retirement, Environmental and Other Obligations
144	23	Share Capital

	Other Related Notes to the Consolidated Financial Statements
145	24	Share-Based Compensation
148	25	Financial Instruments and Related Risk Management
155	26	Capital Management
156	27	Commitments
157	28	Contingencies and Other Matters
159	29	Guarantees
161	30	Related Party Transactions
161	31	Subsequent Events

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

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

Our independent registered public accounting firm, Deloitte LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2015 included on Page 99. Deloitte LLP have full and independent access to the audit committee to discuss their audit and related matters.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as at December 31, 2015. The effectiveness of the company’s internal control over financial reporting as at December 31, 2015 has been audited by Deloitte LLP, as reflected in their report for 2015 included on Page 98.

J. Tilk President and Chief Executive Officer	W. Brownlee Executive Vice President and Chief Financial Officer

February 25, 2016

PotashCorp 2015 Annual Integrated Report	97

Company	Governance	Strategy	Risk	Performance

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 25, 2016 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 25, 2016

98	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flow, and changes in equity for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 25, 2016

PotashCorp 2015 Annual Integrated Report	99

Company	Governance	Strategy	Risk	Performance

For the years ended December 31	In millions of US dollars except as otherwise noted

Consolidated Financial Statements

Consolidated Statements of Income

The consolidated statements of income present a summary of earnings.

Notes		2015	2014	2013

Note 3	Sales	$6,279	$7,115	$7,305
Note 4	Freight, transportation and distribution	(488)	(609)	(572)
Note 4	Cost of goods sold	(3,522)	(3,859)	(3,943)

	Gross Margin	2,269	2,647	2,790
Note 4	Selling and administrative expenses	(239)	(245)	(231)
Note 5	Provincial mining and other taxes	(310)	(257)	(194)
	Share of earnings of equity-accounted investees	121	102	195
	Dividend income	50	117	92
Note 14	Impairment of available-for-sale investment	–	(38)	–
Note 6	Other income (expenses)	22	22	(36)

	Operating Income	1,913	2,348	2,616
Note 7	Finance costs	(192)	(184)	(144)

	Income Before Income Taxes	1,721	2,164	2,472
Note 8	Income taxes	(451)	(628)	(687)

	Net Income	$1,270	$1,536	$1,785

Note 9	Net Income per Share
	Basic	$1.52	$1.83	$2.06
	Diluted	$1.52	$1.82	$2.04

Note 9	Weighted Average Shares Outstanding
	Basic	834,141,000	838,101,000	864,596,000
	Diluted	837,349,000	844,544,000	873,982,000

(See Notes to the Consolidated Financial Statements)

100	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

For the years ended December 31	In millions of US dollars except as otherwise noted

Consolidated Statements of Comprehensive Income

The consolidated statements of comprehensive income present changes in net assets during the year other than transactions with shareholders. Amounts recorded in other comprehensive income may be subsequently reclassified to net income or may not pass through net income.

(net of related income taxes)	2015	2014	2013

Net Income	$1,270	$1,536	$1,785
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Net actuarial gain (loss) on defined benefit plans [1]	36	(109)	164
Items that have been or may be subsequently reclassified to net income:
Available-for-sale investments [2]
Net fair value loss during the year	(546)	(157)	(759)
Cash flow hedges
Net fair value loss during the year [3]	(52)	(40)	–
Reclassification to income of net loss [4]	54	26	33
Other	(9)	1	–

Other Comprehensive Loss	(517)	(279)	(562)

Comprehensive Income	$753	$1,257	$1,223

[1]	Net of income taxes of $(22) (2014 – $60, 2013 – $(92)).

[2]	Available-for-sale investments are comprised of shares in Israel Chemicals Ltd., Sinofert Holdings Limited and other.

[3]	Cash flow hedges are comprised of natural gas derivative instruments and treasury lock derivatives and were net of income taxes of $31 (2014 – $22, 2013 – $NIL).

[4]	Net of income taxes of $(30) (2014 – $(14), 2013 – $(18)).

(See Notes to the Consolidated Financial Statements)

2015 Highlights Unaudited

•	58 percent of 2015 gross margin was earned in the potash segment; nitrogen earned 31 percent and phosphate earned 11 percent.

•	While net income decreased by 17 percent, the company declared dividends per share of $1.52.

•	Net fair value loss of available-for-sale investments was mainly due to Israel Chemicals Ltd.

A	Pages 55-57 – Potash Financial Performance	Pages 72-73 – Phosphate Financial Performance
	Pages 64-66 – Nitrogen Financial Performance	Pages 76-78 – Other Expenses and Income

PotashCorp 2015 Annual Integrated Report	101

Company	Governance	Strategy	Risk	Performance

For the years ended December 31	In millions of US dollars except as otherwise noted

Consolidated Statements of Cash Flow

The consolidated statements of cash flow start with net income adjusted for non-cash items affecting net income to arrive at cash flow from operating activities, and present cash used in investing and financing activities.

Notes		2015	2014	2013

	Operating Activities
	Net income	$1,270	$1,536	$1,785
Note 10	Adjustments to reconcile net income to cash provided by operating activities	941	1,168	1,142
Note 10	Changes in non-cash operating working capital	127	(90)	285

	Cash provided by operating activities	2,338	2,614	3,212

	Investing Activities
	Additions to property, plant and equipment	(1,217)	(1,138)	(1,624)
	Other assets and intangible assets	(67)	(22)	–

	Cash used in investing activities	(1,284)	(1,160)	(1,624)

	Financing Activities
	Proceeds from long-term debt obligations	494	737	–
	Repayment of, and finance costs on, long-term debt obligations	(502)	(500)	(254)
	(Repayment of) proceeds from short-term debt obligations	(19)	66	101
	Dividends	(1,204)	(1,141)	(997)
	Repurchase of common shares	–	(1,065)	(411)
	Issuance of common shares	53	36	39

	Cash used in financing activities	(1,178)	(1,867)	(1,522)

	(Decrease) Increase in Cash and Cash Equivalents	(124)	(413)	66
	Cash and Cash Equivalents, Beginning of Year	215	628	562

	Cash and Cash Equivalents, End of Year	$91	$215	$628

	Cash and cash equivalents comprised of:
	Cash	$30	$89	$129
	Short-term investments	61	126	499

		$91	$215	$628

(See Notes to the Consolidated Financial Statements)

2015 Highlights Unaudited

•  The decline in cash provided by operating activities from 2014 was driven primarily by lower net income.

•  During 2015, 44 percent of additions to property, plant and equipment pertained to the potash segment. Since 2005, the company has spent CDN $8.3 billion on potash capital expenditures, which will bring nameplate potash capacity to 19.1 million tonnes, with CDN $0.1 billion remaining to be spent.

•  The company issued $500 of 3.000 percent senior notes and repaid $500 of 3.750 percent senior notes at maturity during 2015.

•  Dividend payments increased year-over-year. When dividends are declared, a liability is recorded and equity is reduced. Amounts flow through the statements of cash flow when the amounts are paid to shareholders, normally in the following quarter.

A Pages 83-84 – Sources and Uses of Cash

102	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars

Consolidated Statements of Changes in Equity

The consolidated statements of changes in equity show the movements in shareholders’ equity.

			Accumulated Other Comprehensive Income (Loss)
	Share Capital	Contributed Surplus	Net unrealized gain (loss) on available- for-sale investments	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain (loss) on defined benefit plans		Other	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [1]

Balance – December 31, 2012	$1,543	$299	$1,539	$(138)	$–	[2]	$(2)	$1,399	$ 6,671	$ 9,912
Net income	–	–	–	–	–		–	–	1,785	1,785
Other comprehensive (loss) income	–	–	(759)	33	164		–	(562)	–	(562)
Shares repurchased (Note 23)	(25)	(82)	–	–	–		–	–	(338)	(445)
Dividends declared	–	–	–	–	–		–	–	(1,146)	(1,146)
Effect of share-based compensation including issuance of common shares	52	2	–	–	–		–	–	–	54
Shares issued for dividend reinvestment plan	30	–	–	–	–		–	–	–	30
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(164)		–	(164)	164	–

Balance – December 31, 2013	$1,600	$219	$780	$(105)	$–	[2]	$(2)	$673	$ 7,136	$ 9,628
Net income	–	–	–	–	–		–	–	1,536	1,536
Other comprehensive (loss) income	–	–	(157)	(14)	(109)		1	(279)	–	(279)
Shares repurchased (Note 23)	(53)	(2)	–	–	–		–	–	(976)	(1,031)
Dividends declared	–	–	–	–	–		–	–	(1,164)	(1,164)
Effect of share-based compensation including issuance of common shares	49	17	–	–	–		–	–	–	66
Shares issued for dividend reinvestment plan	36	–	–	–	–		–	–	–	36
Transfer of net actuarial loss on defined benefit plans	–	–	–	–	109		–	109	(109)	–

Balance – December 31, 2014	$1,632	$234	$623	$(119)	$–	[2]	$(1)	$503	$ 6,423	$ 8,792
Net income	–	–	–	–	–		–	–	1,270	1,270
Other comprehensive (loss) income	–	–	(546)	2	36		(9)	(517)	–	(517)
Dividends declared	–	–	–	–	–		–	–	(1,274)	(1,274)
Effect of share-based compensation including issuance of common shares	72	(4)	–	–	–		–	–	–	68
Shares issued for dividend reinvestment plan	43	–	–	–	–		–	–	–	43
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(36)		–	(36)	36	–

Balance – December 31, 2015	$1,747	$230	$77	$(117)	$–	[2]	$(10)	$(50)	$ 6,455	$ 8,382

[1]	All equity transactions were attributable to common shareholders.

[2]	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Consolidated Financial Statements)

PotashCorp 2015 Annual Integrated Report	103

Company	Governance	Strategy	Risk	Performance

As at December 31	In millions of US dollars

Consolidated Statements of Financial Position

The consolidated statements of financial position present assets, liabilities and shareholders’ equity.

Notes		2015	2014

	Assets
	Current assets
	Cash and cash equivalents	$91	$215
Note 11	Receivables	640	1,029
Note 12	Inventories	749	646
	Prepaid expenses and other current assets	73	48

		1,553	1,938
	Non-current assets
Note 13	Property, plant and equipment	13,212	12,674
Note 14	Investments in equity-accounted investees	1,243	1,211
Note 14	Available-for-sale investments	984	1,527
Note 15	Other assets	285	232
Note 16	Intangible assets	192	142

	Total Assets	$17,469	$17,724

	Liabilities
	Current liabilities
Note 17, 20	Short-term debt and current portion of long-term debt	$517	$1,032
Note 18	Payables and accrued charges	1,146	1,086
Note 19	Current portion of derivative instrument liabilities	84	80

		1,747	2,198
	Non-current liabilities
Note 20	Long-term debt	3,710	3,213
Note 19	Derivative instrument liabilities	109	115
Note 8	Deferred income tax liabilities	2,438	2,201
Note 21	Pension and other post-retirement benefit liabilities	431	503
Note 22	Asset retirement obligations and accrued environmental costs	574	589
	Other non-current liabilities and deferred credits	78	113

	Total Liabilities	9,087	8,932

	Shareholders’ Equity
Note 23	Share capital	1,747	1,632
	Contributed surplus	230	234
	Accumulated other comprehensive (loss) income	(50)	503
	Retained earnings	6,455	6,423

	Total Shareholders’ Equity	8,382	8,792

	Total Liabilities and Shareholders’ Equity	$17,469	$17,724

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

104	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

2015 Highlights Unaudited

•	The current ratio [1] was 0.89 as at December 31, 2015 (2014 – 0.88).

•	A repatriation of cash and cash equivalents held in certain foreign subsidiaries totaling $118 was completed in 2015.

•	Receivables decreased $389 primarily due to lower trade accounts which were impacted by reduced potash sales volumes and lower fourth-quarter 2015 average realized potash and nitrogen prices.

•	Property, plant and equipment increased by 4 percent to $13,212 primarily as a result of our potash and nitrogen capacity expansions.

•	Available-for-sale investment highlights are outlined in the consolidated statements of comprehensive income.

•	Long-term debt, including long-term and current portions, was flat during 2015 as the issuance of $500 of 3.000 percent senior notes offset the redemption of $500 of 3.750 percent senior notes. The next maturity of long-term debt is the $500 of 3.250 percent senior notes due December 1, 2017. Including short-term debt, the total debt-to-capital ratio [2] was 34 percent as at December 31, 2015.

•	As at December 31, 2015, the company’s defined benefit pension plans were 92 percent funded (2014 – 94 percent). The company’s other defined benefit plans are non-funded.

•	Total equity highlights are outlined in the consolidated statements of changes in equity.

•	There was an increase in quarterly dividends declared by the company of 36 percent since the beginning of 2013 and 9 percent since the beginning of 2014.

A	Page 81 – Financial Condition Review
Pages 85-86 – Capital Structure and Management

[1]	Current assets / current liabilities.

[2]	Total debt / (total debt + total shareholders’ equity).

PotashCorp 2015 Annual Integrated Report	105

Company	Governance	Strategy	Risk	Performance

In millions of US dollars except as otherwise noted

Note	1	Description of Business

PotashCorp is a crop nutrient company and plays an integral role in global food production. The company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) – together known as “PotashCorp” or “the company” except to the extent the context otherwise requires – forms an integrated fertilizer and related industrial and feed products company. As at December 31, 2015, the company had producing assets as follows:

K	Potash

•five operations in the province of Saskatchewan

•one operation in the province of New Brunswick (indefinitely suspended in early 2016, placed in care-and-maintenance mode; see Note 31 for additional information)

N	Nitrogen
•three plants, one located in each of the states of Georgia, Louisiana and Ohio •one large-scale operation in the country of Trinidad
P	Phosphate

•a mine and processing plants in the state of North Carolina

•a mine and processing plants in the state of Florida

•a processing plant in the state of Louisiana

•phosphate feed plants in the states of Illinois, Missouri, Nebraska and North Carolina

•an industrial phosphoric acid plant in the state of Ohio

In North America, the company leased or owned 290 terminal and warehouse facilities as at December 31, 2015, some of which have multi-product capability, for a total of 386 distribution points, and serviced customers with a fleet of approximately 10,100 railcars. In the offshore market, it leased one warehouse in China and one in Malaysia and had ownership in a joint venture which leases a dry bulk fertilizer port terminal in Brazil.

PotashCorp sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (“Canpotex”). A potash export, sales and marketing company owned in equal shares by the three producers in Saskatchewan (including the company), Canpotex resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly owned subsidiaries of PCS, execute marketing and sales for the company’s potash, nitrogen and phosphate products in North America and offshore marketing and sales for the company’s New Brunswick potash, along with all nitrogen and phosphate products. Until December 31, 2013, Phosphate Chemicals Export Association, Inc. (“PhosChem”), a phosphate export association established under US law, was the principal vehicle through which the company executed offshore marketing and sales for its solid phosphate fertilizers, products which are now sold by PCS Sales (USA), Inc.

We also have strategic investments in other potash-related companies around the world.

I	Investments
•Arab Potash Company (“APC”), Jordan •Israel Chemicals Ltd. (“ICL”), Israel •Sinofert Holdings Limited (“Sinofert”), China •Sociedad Quimica y Minera de Chile S.A. (“SQM”), Chile

See Note 14 for additional information.

Note	2	Basis of Presentation

Certain of the company’s accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are incorporated in this section. Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note. This note also describes new standards and amendments or interpretations that were either effective and applied by the company during 2015 or that were not yet effective.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The company is a foreign private issuer in the US that voluntarily files its consolidated financial statements with the Securities and Exchange Commission (the “SEC”) on US domestic filer forms. In addition, the company is permitted to file with the SEC its audited consolidated financial statements under IFRS without a reconciliation to US generally accepted accounting

106	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 2 Basis of Presentation continued	In millions of US dollars except as otherwise noted

principles (“US GAAP”). As a result, the company does not prepare a reconciliation of its results to US GAAP. It is possible that certain of its accounting policies could be different from US GAAP.

These consolidated financial statements were authorized by the Board of Directors for issue on February 25, 2016.

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
		Location	Principal Activity
	• PCS Sales (Canada) Inc.	Canada	Marketing and sales of the company’s products
	• PCS Sales (USA), Inc.	United States	Marketing and sales of the company’s products
	• PCS Phosphate Company, Inc. (“PCS Phosphate”) – PCS Purified Phosphates	United States	Mining and/or processing of phosphate products in the states of North Carolina, Illinois, Missouri and Nebraska
	• White Springs Agricultural Chemicals, Inc. (“White Springs”)	United States	Mining and processing of phosphate products in the state of Florida
	• PCS Nitrogen Fertilizer, L.P.	United States	Production of nitrogen products in the states of Georgia and Louisiana, and of phosphate products in the state of Louisiana
	• PCS Nitrogen Ohio, L.P.	United States	Production of nitrogen products in the state of Ohio
	• PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
	• PCS Cassidy Lake Company	Canada	Brine pumping operations for the company’s New Brunswick operation

Intercompany balances and transactions are eliminated on consolidation.

PotashCorp 2015 Annual Integrated Report	107

Company	Governance	Strategy	Risk	Performance

Note 2 Basis of Presentation continued	In millions of US dollars except as otherwise noted

Topic	Accounting Policies	Accounting Estimates and Judgments [1]
Long-Lived Asset Impairment

Assets that have an indefinite useful life (i.e., goodwill) are not subject to amortization and are tested at least annually for impairment (typically in the second quarter), or more frequently if events or circumstances indicate there may be an impairment. At the end of each reporting period, the company reviews conditions potentially impacting the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives to determine whether there is any indication that they have suffered an impairment loss.

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

The impairment process begins with the identification of the appropriate asset or CGU for purposes of impairment testing, which involves judgment. Identification and measurement of any impairment are based on the asset’s or CGU’s recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Value in use is generally based on an estimate of discounted future cash flows. Judgment is required in determining the appropriate discount rate. Assumptions must also be made about future sales, margins and market conditions over the long-term life of the assets or CGUs.

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

Prepaid Expenses	The company has classified freight and other transportation and distribution costs incurred relating to product inventory stored at warehouse and terminal facilities as prepaid expenses.	Not applicable

108	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 2 Basis of Presentation continued	In millions of US dollars except as otherwise noted

Topic	Accounting Policies	Accounting Estimates and Judgments [1]
Restructuring Charges	Plant shutdowns, sales of business units or other corporate restructurings may trigger incremental costs to the company such as expenses for employee termination, contract termination and other exit costs. The company recognizes restructuring costs as a liability and an expense when it has demonstrably committed to a detailed formal plan for the restructuring and it is without realistic possibility of withdrawal. In addition, it must be possible to make a reliable estimate of the amounts.	Because such restructuring activities are complex processes that can take several months to complete, they involve making and reassessing estimates.

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

To facilitate a better understanding of the company’s consolidated financial statements, additional significant accounting policies, estimates and judgments (with the exception of those identified in this Note 2) are disclosed throughout the following notes, with the related financial disclosures by major caption:

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
3	Revenue recognition	X	X	111
4	Cost of goods sold	X		114
4	Selling and administrative expenses	X		114
8	Income taxes	X	X	116
10	Cash equivalents	X		121
11	Receivables	X	X	121
12	Inventories	X	X	122
13	Property, plant and equipment	X	X	123
14	Investments	X	X	126
15	Other assets		X	128
16	Intangible assets	X	X	129
19	Derivative instruments	X	X	131

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
20	Long-term debt	X		133
21	Pension and other post-retirement benefits	X	X	134
22	Provisions for asset retirement, environmental and other obligations	X	X	141
24	Share-based compensation	X	X	145
25	Fair value and offsetting of financial instruments	X	X	148
27	Commitments	X	X	156
28	Contingencies	X	X	157
29	Guarantees	X		159
30	Related party transactions	X		161

PotashCorp 2015 Annual Integrated Report	109

Company	Governance	Strategy	Risk	Performance

Note 2 Basis of Presentation continued	In millions of US dollars except as otherwise noted

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) did not issue any standards, amendments or interpretations to existing standards during the current year that were applied by the company.

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2015. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Impact	Effective Date [1]
Amendments to IAS 1, Presentation of Financial Statements	Issued to improve the effectiveness of presentation and disclosure in financial reports, with the objective of reducing immaterial note disclosures.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2016, applied prospectively.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets	Issued to clarify acceptable methods of depreciation and amortization.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2016, applied prospectively.

Amendments to IFRS 11, Joint Arrangements	Issued to provide additional guidance on accounting for the acquisition of an interest in a joint operation.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2016, applied prospectively.

Amendments to IAS 7, Statement of Cash Flows	Issued to require a reconciliation of the opening and closing liabilities that form part of an entity’s financing activities, including both changes arising from cash flows and non-cash changes.	The company is reviewing the standard to determine the potential impact.	January 1, 2017, applied prospectively.

Amendments to IAS 12, Income Taxes	Issued to clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2017, applied retrospectively with certain practical expedients available.

IFRS 15, Revenue From Contracts With Customers	Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2018, applied retrospectively with certain practical expedients available.

IFRS 9, Financial Instruments	Issued to replace IAS 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2018, applied retrospectively with certain exceptions.

IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor’s risk exposure, particularly to residual value risk.	The company is reviewing the standard to determine the potential impact.	January 1, 2019, applied retrospectively with certain practical expedients available.

[1]	Effective date for annual periods beginning on or after the stated date.

110	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	3	Segment Information

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

Supporting Information

Financial information on each of these segments is summarized in the following tables:

2015	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,543	$1,960	$1,776	$–	$6,279
Freight, transportation and distribution – third party	(214)	(101)	(173)	–	(488)
Net sales – third party	2,329	1,859	1,603	–
Cost of goods sold – third party	(1,007)	(1,210)	(1,305)	–	(3,522)
Margin (cost) on inter-segment sales [1]	–	57	(57)	–	–
Gross margin	1,322	706	241	–	2,269
Depreciation and amortization	(214)	(198)	(240)	(33)	(685)
Assets	9,772	2,563	2,367	2,767	17,469
Cash outflows for additions to property, plant and equipment	537	398	202	80	1,217

[1] Inter-segment net sales were $87.
2014	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,828	$2,425	$1,862	$–	$7,115
Freight, transportation and distribution – third party	(291)	(117)	(201)	–	(609)
Net sales – third party	2,537	2,308	1,661	–
Cost of goods sold – third party	(1,102)	(1,357)	(1,400)	–	(3,859)
Margin (cost) on inter-segment sales [1]	–	59	(59)	–	–
Gross margin	1,435	1,010	202	–	2,647
Depreciation and amortization	(224)	(173)	(297)	(7)	(701)
Assets	9,615	2,444	2,344	3,321	17,724
Cash outflows for additions to property, plant and equipment	521	388	203	26	1,138

[1]	Inter-segment net sales were $107.

PotashCorp 2015 Annual Integrated Report	111

Company	Governance	Strategy	Risk	Performance

Note 3 Segment Information continued	In millions of US dollars except as otherwise noted

2013	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,963	$2,275	$2,067	$–	$7,305
Freight, transportation and distribution – third party	(256)	(101)	(215)	–	(572)
Net sales – third party	2,707	2,174	1,852	–
Cost of goods sold – third party	(1,134)	(1,316)	(1,493)	–	(3,943)
Margin (cost) on inter-segment sales [1]	–	55	(55)	–	–
Gross margin	1,573	913	304	–	2,790
Depreciation and amortization	(176)	(161)	(294)	(35)	(666)
Assets	9,262	2,215	2,468	4,013	17,958
Cash outflows for additions to property, plant and equipment	1,151	184	238	51	1,624

[1] Inter-segment net sales were $139.

Termination costs of $60 related to operating and workforce changes were recognized during 2013 in the company’s operating segments as follows: potash $32; nitrogen $1; phosphate $17 and all others $10. There were no similar costs in 2015 or 2014.

As described in Note 1, Canpotex and PhosChem executed offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following tables:

	Country of Origin
2015	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$119	$175	$–	$–	$294
United States	913	2,299	506	–	3,718
Canpotex [1]	1,346	–	–	–	1,346
Mexico	2	98	–	–	100
Trinidad	–	–	259	–	259
Brazil	65	61	–	–	126
Colombia	37	17	35	–	89
Other Latin America	61	39	53	–	153
India	–	144	–	–	144
Other	–	24	26	–	50

	$2,543	$2,857	$879	$–	$6,279

Non-current assets [2]	$9,472	$3,472	$625	$16	$13,585

[1]	Canpotex’s 2015 sales volumes were made to: Latin America 30%, China 20%, India 9%, Other Asian markets 34%, other markets 7% (Note 30).

[2]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

112	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 3 Segment Information continued	In millions of US dollars except as otherwise noted

	Country of Origin
2014	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$153	$179	$–	$–	$332
United States	1,295	2,623	603	–	4,521
Canpotex [1]	1,233	–	–	–	1,233
Mexico	8	102	–	–	110
Trinidad	–	–	364	–	364
Brazil	22	30	–	–	52
Colombia	39	16	48	–	103
Other Latin America	78	38	66	–	182
India	–	169	–	–	169
Other	–	17	32	–	49

	$2,828	$3,174	$1,113	$–	$7,115

Non-current assets [2]	$9,127	$3,230	$632	$17	$13,006

[1]	Canpotex’s 2014 sales volumes were made to: Latin America 26%, China 16%, India 10%, Other Asian markets 41%, other markets 7% (Note 30).

[2]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

	Country of Origin
2013	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$165	$200	$–	$–	$365
United States	1,285	2,580	611	–	4,476
Canpotex [1]	1,253	–	–	–	1,253
PhosChem [2]	–	97	–	–	97
Mexico	6	106	–	–	112
Trinidad	–	–	285	–	285
Brazil	168	41	–	–	209
Colombia	30	10	58	–	98
Other Latin America	56	38	62	–	156
India	–	224	–	–	224
Other	–	21	9	–	30

	$2,963	$3,317	$1,025	$–	$7,305

Non-current assets [3]	$8,844	$3,116	$637	$18	$12,615

[1]	Canpotex’s 2013 sales volumes were made to: Latin America 28%, China 15%, India 10%, Other Asian markets 41%, other markets 6% (Note 30).

[2]	PhosChem’s 2013 sales volumes were made to: Latin America 55%, India 14%, China NIL%, Other Asian markets 16%, other markets 15%.

[3]	Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

PotashCorp 2015 Annual Integrated Report	113

Company	Governance	Strategy	Risk	Performance

In millions of US dollars except as otherwise noted

Note	4	Nature of Expenses

Accounting Policies

Cost of goods sold is costs primarily incurred at, and charged to, an active producing facility and primary components include: labor, employee benefits, services, raw materials (including inbound freight and purchasing and receiving costs), operating supplies, energy costs, on-site warehouse costs, royalties, products purchased for resale, property and miscellaneous taxes, and depreciation and amortization.

The primary components of selling and administrative expenses are compensation, other employee benefits, supplies, communications, travel, professional services and depreciation and amortization.

Supporting Information

Expenses by nature were comprised of:

	Cost of Goods Sold			Other			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Depreciation and amortization	$652	$694	$631	$33	$7	$35	$685	$701	$666
Employee costs [1]	566	615	703	90	111	103	656	726	806
Energy and fuel	452	586	541	–	–	–	452	586	541
Raw materials
Natural gas – feedstock	359	498	434	–	–	–	359	498	434
Sulphur	236	243	301	–	–	–	236	243	301
Ammonia	114	139	181	–	–	–	114	139	181
Natural gas hedge loss	89	45	50	–	–	–	89	45	50
Reagents	87	100	91	–	–	–	87	100	91
Other raw materials	131	109	152	–	–	–	131	109	152
Freight	–	–	–	345	445	420	345	445	420
Contract services	305	291	272	–	–	–	305	291	272
Supplies	289	307	326	–	–	–	289	307	326
Railcar and vessel costs	–	–	–	86	93	90	86	93	90
Royalties	69	74	74	–	–	–	69	74	74
Products purchased for resale	58	56	67	–	–	–	58	56	67
Off-site warehouse costs	–	–	–	47	60	52	47	60	52
Property and other taxes	38	43	51	–	–	–	38	43	51
Other	77	59	69	104	116	139	181	175	208

Total	$3,522	$3,859	$3,943	$705	$832	$839	$4,227	$4,691	$4,782

Expenses included in:
Freight, transportation and distribution							$488	$609	$572
Cost of goods sold							3,522	3,859	3,943
Selling and administrative expenses							239	245	231
Other (income) expenses							(22)	(22)	36

[1]	Includes employee benefits and share-based compensation.

114	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	5	Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes including the potash production tax and the resource surcharge.

	2015	2014	2013

Potash production tax	$239	$181	$113
Saskatchewan resource surcharge and other	71	76	81

	$310	$257	$194

Note	6	Other Income (Expenses)

	2015	2014	2013

Foreign exchange gain	$48	$8	$ 18
Legal settlements (expenses)	–	17	(3)
Other	(26)	(3)	(51)

	$22	$22	$ (36)

Note	7	Finance Costs

Finance costs mainly arise from interest expense on long-term senior notes.

	2015	2014	2013

Interest expense on
Short-term debt	$4	$1	$4
Long-term debt	198	197	192
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	19	13	17
Unwinding of discount on asset retirement obligations (Note 22)	13	15	13
Borrowing costs capitalized to property, plant and equipment	(40)	(41)	(79)
Interest income	(2)	(1)	(3)

	$192	$184	$144

Borrowing costs capitalized to property, plant and equipment during 2015 were calculated by applying an average capitalization rate of 4.5 percent (2014 – 4.5 percent, 2013 – 4.9 percent) to expenditures on qualifying assets.

See Note 10 for interest paid.

PotashCorp 2015 Annual Integrated Report	115

Company	Governance	Strategy	Risk	Performance

In millions of US dollars except as otherwise noted

Note	8	Income Taxes

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

116	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 8 Income Taxes continued	In millions of US dollars except as otherwise noted

Supporting Information

Income Taxes in Net Income

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2015	2014	2013

Income before income taxes
Canada	$726	$911	$1,097
United States	585	717	784
Trinidad	224	355	310
Other	186	181	281

	$1,721	$2,164	$2,472

Canadian federal and provincial statutory income tax rate	27.00%	27.00%	26.88%

Income tax at statutory rates	$465	$584	$664
Adjusted for the effect of:
Production-related deductions	(37)	(38)	(54)
Non-taxable income	(36)	(60)	(66)
Conclusion of a tax authority audit	(17)	–	–
Additional tax deductions	(6)	(5)	(9)
Impact of foreign tax rates	62	91	81
Share-based compensation	10	7	14
Withholding taxes	7	17	7
Planned distribution of foreign earnings	3	–	10
Impact of tax rate changes	–	11	6
Non-deductible impairment of available-for-sale investment	–	10	–
Prior-year provision to income tax returns filed	–	9	8
Adjustment to foreign tax loss carryforward	–	–	13
Other	–	2	13

Income tax expense included in net income	$451	$628	$687

The increase in the Canadian federal and provincial statutory income tax rate from 2013 to 2014 was the result of a legislated increase in New Brunswick income tax rates.

Total income tax expense, included in net income, was comprised of the following:

	2015	2014	2013

Current income tax
Tax expense for current year	$263	$351	$287
Adjustments in respect of prior years	(16)	9	3

Total current income tax expense	247	360	290

Deferred income tax
Origination and reversal of temporary differences	199	257	355
Adjustments in respect of prior years	(2)	(3)	25
Impact of tax rate changes	–	11	6
Impact of a writedown of a deferred tax asset	7	3	11

Total deferred income tax expense	204	268	397

Income tax expense included in net income	$451	$628	$687

PotashCorp 2015 Annual Integrated Report	117

Company	Governance	Strategy	Risk	Performance

Note 8 Income Taxes continued	In millions of US dollars except as otherwise noted

Income Taxes in Contributed Surplus

Income taxes charged (credited) to contributed surplus were:

	2015	2014	2013

Share-based compensation excess tax benefit
Current income tax	$(3)	$(4)	$(18)
Deferred income tax	10	2	30

Total income tax charged (credited) directly to contributed surplus	$7	$(2)	$12

Income Tax Balances

Income tax balances within the consolidated statements of financial position as at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Statements of Financial Position Location	2015	2014
Current income tax assets
Current	Receivables (Note 11)	$60	$145
Non-current	Other assets (Note 15)	66	83
Deferred income tax assets	Other assets (Note 15)	10	10

Total income tax assets		$136	$238

Current income tax liabilities
Current	Payables and accrued charges (Note 18)	$(14)	$(5)
Non-current	Other non-current liabilities and deferred credits	(74)	(109)
Deferred income tax liabilities	Deferred income tax liabilities	(2,438)	(2,201)

Total income tax liabilities		$(2,526)	$(2,315)

118	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 8 Income Taxes continued	In millions of US dollars except as otherwise noted

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated statements of financial position as at December 31 and the amount of the deferred tax recovery or expense recognized in net income were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax (Expense) Recovery Recognized in Net Income
	2015	2014	2015	2014	2013

Deferred income tax assets
Tax loss and other carryforwards	$2	$3	$(1)	$(1)	$(47)
Asset retirement obligations and accrued environmental costs	174	174	–	40	(2)
Derivative instrument liabilities	69	67	–	–	–
Inventories	31	22	9	(32)	(13)
Post-retirement benefits and share-based compensation	167	194	5	11	(4)
Other assets	16	24	(7)	(15)	–
Deferred income tax liabilities
Property, plant and equipment	(2,837)	(2,625)	(212)	(273)	(325)
Investments in equity-accounted investees	(38)	(38)	(1)	3	(12)
Long-term debt	–	–	–	–	7
Other liabilities	(12)	(12)	3	(1)	(1)

	$(2,428)	$(2,191)	$(204)	$(268)	$(397)

Reconciliation of net deferred income tax liabilities:

	2015	2014
Balance, beginning of year	$(2,191)	$(1,992)
Income tax charge recognized in the statements of income	(204)	(268)
Income tax charge recognized in contributed surplus	(10)	(2)
Income tax (charge) credit recognized in OCI	(20)	68
Foreign exchange	(3)	3

Balance, end of year	$(2,428)	$(2,191)

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2015 were:

	Amount	Expiry Date
Unused tax losses
Operating	$8	2028 – Indefinite
Capital	$287	None
Unused investment tax credits	$58	2016 – 2035

As at December 31, 2015, the company had $343 of tax losses and deductible temporary differences for which it did not recognize deferred tax assets.

The company has determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2015 was $6,374 (2014 – $6,431).

PotashCorp 2015 Annual Integrated Report	119

Company	Governance	Strategy	Risk	Performance

In millions of US dollars except as otherwise noted

Note	9	Net Income per Share

Basic net income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted net income per share adjusts basic net income per share for the effects of all dilutive potential common shares.

	2015	2014	2013

Basic net income per share [1]
Net income available to common shareholders	$1,270	$1,536	$1,785

Weighted average number of common shares	834,141,000	838,101,000	864,596,000

Basic net income per share	$1.52	$1.83	$2.06

Diluted net income per share [1]
Net income available to common shareholders	$1,270	$1,536	$1,785

Weighted average number of common shares	834,141,000	838,101,000	864,596,000
Dilutive effect of stock options	3,208,000	6,443,000	9,386,000

Weighted average number of diluted common shares	837,349,000	844,544,000	873,982,000

Diluted net income per share	$1.52	$1.82	$2.04

[1]	Net income per share calculations are based on dollar and share amounts each rounded to the nearest thousand.

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

Options excluded from the calculation of diluted net income per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2015	2014	2013

Weighted average number of options	7,269,775	4,454,863	3,516,753
Performance Option Plan years fully excluded	2008, 2009, 2011, 2012 and 2013	2008, 2011, 2012 and 2013	2008, 2011 and 2012

120	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	10	Consolidated Statements of Cash Flow

Accounting Policy

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

For the years ended December 31

	2015		2014		2013
Reconciliation of cash provided by operating activities
Net income		$1,270		$1,536		$1,785
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	685		701		666
Share-based compensation	22		28		27
Net (undistributed) distributed earnings of equity-accounted investees	(35)		68		(15)
Impairment of available-for-sale investment (Note 14)	–		38		–
Provision for deferred income tax	204		268		397
Pension and other post-retirement benefits	30		28		(16)
Asset retirement obligations and accrued environmental costs	20		18		(2)
Other long-term liabilities and miscellaneous	15		19		85

Subtotal of adjustments		941		1,168		1,142
Changes in non-cash operating working capital
Receivables	259		(220)		276
Inventories	(99)		70		28
Prepaid expenses and other current assets	(19)		29		(1)
Payables and accrued charges	(14)		31		(18)
Subtotal of changes in non-cash operating working capital		127		(90)		285

Cash provided by operating activities		$2,338		$2,614		$3,212

Supplemental cash flow disclosure
Interest paid		$193		$187		$191
Income taxes paid		$171		$405		$189

Note	11	Receivables

Receivables represent amounts the company expects to collect from other parties. Trade receivables consist mainly of amounts owed to PotashCorp by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies	Accounting Estimates and Judgments
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. Such a provision is established when there is reasonable expectation that the company will not be able to collect all amounts due. Any increase in the provision is recognized in the consolidated statements of income. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of income.	Determining when there is reasonable expectation that the company will not be able to collect all amounts due requires judgment.

PotashCorp 2015 Annual Integrated Report	121

Company	Governance	Strategy	Risk	Performance

Note 11 Receivables continued	In millions of US dollars except as otherwise noted

Supporting Information

	2015	2014
Trade accounts – Canpotex (Note 30)	$148	$216
– Other	327	499
Less provision for impairment of trade accounts receivable	(7)	(7)

	468	708
Income taxes receivable (Note 8)	60	145
Margin deposits on derivative instruments	51	119
GST and VAT receivable	28	16
Other non-trade accounts	33	41

	$640	$1,029

Note	12	Inventories

Inventories consist primarily of product of the company’s three segments – potash, nitrogen and phosphate – in varying stages of the production process, and are presented at the lower of cost and net realizable value.

Accounting Policies	Accounting Estimates and Judgments
Inventories are valued at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct acquisition costs, direct costs related to the units of production and a systematic allocation of fixed and variable production overhead, as applicable. Net realizable value for finished products, intermediate products and raw materials is generally considered to be the selling price of the finished product in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale. In certain circumstances, particularly pertaining to the company’s materials and supplies inventories, replacement cost is considered to be the best available measure of net realizable value. Product inventory is reviewed monthly to ensure the carrying value does not exceed net realizable value. If so, a writedown is recognized. The writedown may be reversed if the circumstances which caused it no longer exist.	Determining what is the appropriate measure of net realizable value requires judgment. Judgment is also used in determining the allocation of fixed and variable production overhead that is directly attributable to inventories.

Supporting Information

Inventories as at December 31 were comprised of:

	2015	2014
Finished products	$302	$267
Intermediate products	125	85
Raw materials	94	78
Materials and supplies	228	216

	$749	$646

122	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 12 Inventories continued	In millions of US dollars except as otherwise noted

The following items affected cost of goods sold during the year:

	2015	2014	2013
Expensed inventories before the following items	$3,233	$3,587	$3,700
Reserves, reversals and writedowns of inventories	11	8	7

	$3,244	$3,595	$3,707

The carrying amount of inventory recorded at net realizable value was $32 as at December 31, 2015 (2014 – $39), with the remaining inventory recorded at cost.

Note	13	Property, Plant and Equipment

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

	The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at December 31, 2015:
		Useful Life Range (years)	Weighted Average Useful Life (years) [2]
	Land improvements	8 to 60	39
	Buildings and improvements	11 to 60	43
	Machinery and equipment [1]	3 to 60	25
	[1] Comprised primarily of plant equipment. [2] Weighted by carrying amount as at December 31, 2015.
	Depreciation of assets under construction commences when the assets are ready for their intended use and is subject to management judgment. Their residual values and useful lives are reviewed, and

PotashCorp 2015 Annual Integrated Report	123

Company	Governance	Strategy	Risk	Performance

Note 13 Property, Plant and Equipment continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

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

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total

Carrying amount – December 31, 2014	$546	$3,615	$6,739	$581	$1,193	$12,674
Additions	–	1	15	58	1,172	1,246
Change in investment tax credits	–	–	(6)	–	–	(6)
Disposals	–	(1)	(19)	–	–	(20)
Transfers	11	93	768	31	(903)	–
Change in asset retirement costs	–	–	–	(2)	–	(2)
Depreciation	(19)	(72)	(492)	(97)	–	(680)

Carrying amount – December 31, 2015	$538	$3,636	$7,005	$571	$1,462	$13,212

Balance as at December 31, 2015 comprised of:
Cost	$708	$4,191	$11,338	$1,384	$1,462	$19,083
Accumulated depreciation	(170)	(555)	(4,333)	(813)	–	(5,871)

Carrying amount	$538	$3,636	$7,005	$571	$1,462	$13,212

Carrying amount – December 31, 2013	$525	$3,557	$6,459	$530	$1,162	$12,233
Additions	–	–	19	55	1,043	1,117
Change in investment tax credits	–	–	(4)	–	4	–
Disposals	–	(1)	(2)	–	–	(3)
Transfers	46	135	742	93	(1,016)	–
Change in asset retirement costs	–	–	–	25	–	25
Depreciation	(25)	(76)	(475)	(122)	–	(698)

Carrying amount – December 31, 2014	$546	$3,615	$6,739	$581	$1,193	$12,674

Balance as at December 31, 2014 comprised of:
Cost	$697	$4,099	$10,660	$1,301	$1,193	$17,950
Accumulated depreciation	(151)	(484)	(3,921)	(720)	–	(5,276)

Carrying amount	$546	$3,615	$6,739	$581	$1,193	$12,674

124	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 13 Property, Plant and Equipment continued	In millions of US dollars except as otherwise noted

Depreciation of property, plant and equipment was included in the following:

	2015	2014	2013

Cost of goods sold and selling and administrative expenses	$667	$685	$652
Cost of property, plant and equipment and inventory	13	13	14

	$680	$698	$666

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for the company until the liability is paid. In the period the related liability is incurred, the change in operating accounts payable on the consolidated statements of cash flow is typically reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow for investing activities. The applicable net change in accounts payable that was reclassified from (to) investing activities to (from) operating activities on the consolidated statements of cash flow in 2015 was $19 (2014 – $(43), 2013 –$(155)).

As at December 31, 2015, the carrying amount of idled assets (including our Picadilly, New Brunswick potash assets) was $2,015 (2014 – $400).

Note	14	Investments

PotashCorp holds interests in associates and joint ventures, the most significant being SQM at 32 percent, APC at 28 percent and Canpotex at 33 percent. The company’s most significant investments accounted for as available-for-sale are ICL and Sinofert.

PotashCorp 2015 Annual Integrated Report	125

Company	Governance	Strategy	Risk	Performance

Note 14 Investments continued	In millions of US dollars except as otherwise noted

Investments in Equity-Accounted Investees

Accounting Policies	Accounting Estimates and Judgments

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Such investees that are not jointly controlled are referred to as associates. All investees over which the company has joint control are classified and accounted for as joint ventures, which are also accounted for using the equity method.

These associates and joint ventures follow similar accounting principles and policies to PotashCorp. The proportionate share of any net income or losses from investments accounted for using the equity method, and any gain or loss on disposal, are recorded in net income. The company’s share of its associates’ post-acquisition movements in OCI is recognized in the company’s OCI. The cumulative post-acquisition movements in net income and in OCI are adjusted against the carrying amount of the investment. Dividends received from associates reduce the carrying value of the company’s investment. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying value. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell. Impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Judgment is necessary in determining when significant influence exists.

In assessing impairment, judgment is used in determining if objective evidence of impairment exists, and if so, the amount of impairment.

Supporting Information

Equity-accounted investees as at December 31 were comprised of:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held				Quoted Fair Value [1]				Carrying Amount
Name			2015		2014		2015		2014		2015	2014

SQM	Chemicals & Mining	Chile	32%	[2]	32%	[2]	$1,936		$2,169		$833	$818
APC	Mining	Jordan	28%		28%		676		634		378	364
Canpotex	Marketing & Logistics	Canada	33%		33%		n/a	[3]	n/a	[3]	–	–
Other associates											6	2

Total associates											1,217	1,184
Joint ventures											26	27

Total equity-accounted investees											$1,243	$1,211

[1]	The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

[2]	Due to provisions in SQM’s bylaws, the company holds proportional voting rights of 28 percent.

[3]	Canpotex is a private company and there is no quoted market price available for the shares.

Aggregated financial information of the company’s proportionate interest in equity-accounted investees for the year ended December 31 was as follows:

	Associates			Joint Ventures
	2015	2014	2013	2015	2014	2013

Income from continuing operations and net income	$121	$137	$204	$8	$10	$10
Other comprehensive (loss) income	(2)	3	(1)	–	–	–
Total comprehensive income	119	140	203	8	10	10

126	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 14 Investments continued	In millions of US dollars except as otherwise noted

Additional aggregated financial information of all the company’s equity-accounted investees is set out below. The financial information represents an aggregation of full amounts shown in each associate’s and joint venture’s financial statements prepared in accordance with IFRS as at and for the year ended December 31, as applicable.

	2015	2014
Current assets	$4,088	$3,801
Non-current assets	2,948	3,038
Current liabilities	1,376	1,276
Non-current liabilities	1,950	1,990
Non-controlling interest	61	60

	2015	2014	2013

Sales	$5,892	$6,019	$6,381
Gross profit	900	819	1,028
Income from continuing operations and net income	419	464	679

Dividends received from these equity-accounted investments in 2015 were $86 (2014 – $172, 2013 – $180).

Available-for-Sale Investments

Accounting Policies	Accounting Estimates and Judgments
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

Supporting Information

Available-for-sale investments as at December 31 were as follows:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held		Fair Value and Carrying Amount
Name			2015	2014	2015	2014

ICL	Fertilizer & Specialty Chemicals	Israel	14%	14%	$716	$1,275
Sinofert	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	266	252
Other					2	–

					$984	$1,527

As at December 31, 2015, the net unrealized (loss) gain on these investments was $(302) (2014 – $244).

PotashCorp 2015 Annual Integrated Report	127

Company	Governance	Strategy	Risk	Performance

Note 14 Investments continued	In millions of US dollars except as otherwise noted

During 2012, the company concluded its investment in Sinofert was impaired due to the significance by which fair value was below cost. As a result, an impairment loss of $341 was recognized in net income during 2012. There were no such impairments in 2013. During 2014, the company concluded its investment in Sinofert was further impaired due to the fair value declining below the carrying amount of $238 at the previous impairment date. As a result, an additional impairment loss of $38 was recognized in net income during 2014. There was no impairment loss during 2015. Increases in fair value subsequent to this time were recognized in OCI. The fair value was determined by reference to the market value of Sinofert shares on the Hong Kong Stock Exchange.

Changes in fair value, and related accounting, for the company’s investment in Sinofert since December 31, 2012 were as follows:

			Impact of Unrealized Loss on:
	Fair Value	Unrealized (Loss) Gain	OCI and AOCI	Net Income and Retained Earnings

Balance – December 31, 2012	$377	$(202)	$139	$(341)
Decrease in fair value during the year	(123)	(123)	(123)	–

Balance – December 31, 2013	$254	$(325)	$16	$(341)
Decrease in fair value and recognition of impairment	(54)	(54)	(16)	(38)
Increase in fair value subsequent to recognition of impairment	52	52	52	–

Balance – December 31, 2014	$252	$(327)	$52	$(379)
Increase in fair value during the year	14	14	14	–

Balance – December 31, 2015	$266	$(313)	$66	$(379)

Note	15	Other Assets

Accounting Estimates and Judgments

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of residual value, on a straight-line basis over their estimated useful lives of two to 12 years.

Upfront lease costs are capitalized to other assets and amortized over the life of the leases on a straight-line basis, the latest of which extends through 2037.

Supporting Information

Other assets as at December 31 were comprised of:

	2015	2014
Margin deposits on derivative instruments	$68	$–
Long-term income taxes receivable (Note 8)	66	83
Ammonia catalysts – net of accumulated amortization of $43 (2014 – $46)	33	30
Investment tax credits receivable	29	27
Accrued pension benefit asset (Note 21)	21	25
Upfront lease costs – net of accumulated amortization of $11 (2014 – $10)	16	17
Deferred income tax assets (Note 8)	10	10
Derivative instrument assets (Note 19)	5	7
Other – net of accumulated amortization of $19 (2014 – $21)	37	33

	$285	$232

Amortization of other assets included in cost of goods sold and in selling and administrative expenses for 2015 was $11 (2014 – $12, 2013 – $11).

128	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	16	Intangible Assets

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the company. Goodwill is not amortized but is subject to annual impairment reviews.

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

PotashCorp 2015 Annual Integrated Report	129

Company	Governance	Strategy	Risk	Performance

Note 16 Intangible Assets continued	In millions of US dollars except as otherwise noted

Supporting Information

Goodwill is the only intangible asset with an indefinite useful life recognized by the company. All other intangible assets have finite useful lives. Following is a reconciliation of intangible assets:

	Goodwill [1]		Other		Total
	2015	2014	2015	2014	2015	2014

Carrying amount, beginning of year	$97	$97	$45	$40	$142	$137
Additions	–	–	57	9	57	9
Amortization	–	–	(7)	(4)	(7)	(4)

Carrying amount, end of year	$97	$97	$95	$45	$192	$142

Balance as at December 31 comprised of:
Cost	$104	$104	$120	$91	$224	$195
Accumulated amortization	(7)	(7)	(25)	(46)	(32)	(53)

Carrying amount	$97	$97	$95	$45	$192	$142

[1]	The company’s aggregate carrying amount of goodwill was $97 (2014 – $97), representing 1.2 percent of shareholders’ equity as at December 31, 2015 (2014 – 1.1 percent). Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

Note	17	Short-Term Debt

The company uses its $2.5 billion commercial paper program for its short-term cash requirements. The commercial paper program is backstopped by a long-term credit facility.

Short-term debt as at December 31 was comprised of:

	2015	2014
Commercial paper	$517	$536

The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility. As at December 31, 2015, the company was authorized to issue commercial paper up to $2,500 (2014 – $2,500).

The company has a $75 unsecured line of credit available for short-term financing. Net of letters of credit of $NIL and direct borrowings of $NIL, $75 was available as at December 31, 2015 (2014 – $75). The line of credit is available through August 2016 (2014 – August 2015).

The line of credit is subject to financial tests and other covenants. Principal covenants and events of default are as follows: a debt-to-capital ratio of less than or equal to 0.60:1, a long-term-debt-to-EBITDA (as defined in the agreement to be earnings before interest, income taxes, provincial mining and other taxes, depreciation, amortization and other non-cash expenses, and unrealized gains and losses in respect of hedging instruments) ratio of less than or equal to 3.5:1, net book value of disposed assets not to exceed 25 percent of the prior year-end’s total assets, debt of subsidiaries not to exceed $1,000 and a $300 permitted lien basket. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of $100. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants as at December 31, 2015.

130	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	18	Payables and Accrued Charges

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers, contractors, employees and shareholders that have been invoiced or accrued.

Payables and accrued charges as at December 31 were comprised of:

	2015	2014
Trade accounts	$426	$457
Dividends	318	291
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	85	52
Deferred revenue	80	81
Accrued compensation	76	101
Current portion of pension and other post-retirement benefits (Note 21)	52	12
Accrued interest	34	36
Income taxes (Note 8)	14	5
Accrued deferred share units	12	22
Other payables and other accrued charges	49	29

	$1,146	$1,086

Note	19	Derivative Instruments

PotashCorp enters into contracts with other parties primarily to fix the price of natural gas used as feedstock in production and the exchange rate for Canadian dollar transactions.

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

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For instruments designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in net income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of the change in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in net income in future accounting periods. Ineffective portions of hedges are recorded in net income in the current period. The change in fair value of derivative instruments, not designated or not qualified as hedges, is recorded in net income in the current period.

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

PotashCorp 2015 Annual Integrated Report	131

Company	Governance	Strategy	Risk	Performance

Note 19 Derivative Instruments continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

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

Supporting Information

Significant recent derivatives included the following:

•	Natural gas futures and swap agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions.

•	Foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar, not designated as hedging instruments for accounting purposes.

•	Treasury locks to fix interest rates on certain fixed rate senior notes, designated as cash flow hedges of anticipated transactions.

Derivatives as at December 31 were comprised of:

	2015			2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Natural gas derivatives – designated cash flow hedges	$9	$190	$(181)	$7	$190	$(183)
Natural gas derivatives	–	–	–	–	3	(3)
Foreign currency derivatives	–	3	(3)	–	2	(2)

Total	9	193	(184)	7	195	(188)
Less current portion	(4)	(84)	80	–	(80)	80

Long-term portion	$5	$109	$(104)	$7	$115	$(108)

As at December 31, 2015, the company’s net exposure to natural gas derivatives in the form of swaps and futures was a notional amount of 65 million MMBtu with maturities in 2016 through 2022 (2014 – 101 million).

For the year ended December 31, 2015, losses before taxes of $83 were recognized in OCI (2014 – $62, 2013 – $NIL). For the year ended December 31, 2015, losses before taxes of $84 (2014 – $40, 2013 – $51) were reclassified from AOCI and recognized in cost of goods sold excluding ineffectiveness, which changed these losses by $NIL (2014 – $1, 2013 – $NIL). Of the losses before taxes at December 31, 2015, approximately $79 (2014 – $74, 2013 – $40) will be reclassified to cost of goods sold within the next 12 months.

As at December 31, 2015, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $134 (2014 – $140) at an average exchange rate of 1.3553 (2014 – 1.1403) per US dollar with maturities in 2016 (2014 – maturities in 2015).

132	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	20	Long-Term Debt

The company’s sources of borrowing for funding and liquidity purposes are primarily senior notes and a long-term credit facility that provides for unsecured borrowings, and backstops its commercial paper program.

Accounting Policy

Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest	Maturity	2015	2014
Senior notes [1]
Notes issued 2009	3.750%	September 30, 2015	$–	$500
Notes issued 2010	3.250%	December 1, 2017	500	500
Notes issued 2009	6.500%	May 15, 2019	500	500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000% [2]	April 1, 2025	500	–
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
Other			4	6

			3,754	3,756
Less net unamortized debt issue costs			(48)	(47)

			3,706	3,709
Less current maturities			–	(500)
Add current portion of amortization			4	4

			$3,710	$3,213

[1]	Each series of senior notes is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable, in whole or in part, at the company’s option, at any time prior to maturity for a price equal to the greater of the principal amount of the notes to be redeemed and the present value of the remaining scheduled payments of principal and interest based on a predetermined computation of the discount rate, plus accrued and unpaid interest. The series of senior notes issued in 2014 and 2015 are redeemable, in whole or in part, at the company’s option, at any time three months before maturity for a price equal to 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Under certain conditions related to a change in control, the company is required to make an offer to purchase all, or any part, of the senior notes at 101 percent of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

[2]	Due to the effect of treasury lock derivatives entered into prior to issuance, a gain of $4 (recognized in AOCI) will reduce interest expense over time.

The company has a long-term revolving credit facility that provides for unsecured borrowings and also backstops its commercial paper program. The availability of borrowings is reduced by the amount of commercial paper outstanding. Details of the company’s credit facilities were as follows:

	2015	2014
Facility as at December 31[1]	$3,400 – maturity May 31, 2019 $100 – maturity May 31, 2018	$3,400 – maturity May 31, 2019 $100 – maturity May 31, 2018

Borrowings outstanding as at December 31	$NIL	$NIL

Commercial paper outstanding, backstopped by the credit facility, as at December 31 (Note 17)	$517	$536

Amounts borrowed and repaid during the year ended December 31	$NIL	$NIL

[1]	Subsequent to December 31, 2015, the company extended its entire $3,500 facility to May 31, 2020.

PotashCorp 2015 Annual Integrated Report	133

Company	Governance	Strategy	Risk	Performance

Note 20 Long-Term Debt continued	In millions of US dollars except as otherwise noted

Other long-term debt in the above table includes a net financial liability of $4 (2014 – $6) pursuant to back-to-back loan arrangements that have a legally enforceable right to offset and that the company intends to settle with the same party on a net basis (Note 25).

The senior notes are not subject to any financial test covenants but are subject to certain customary covenants (including limitations on liens and on sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $50. Principal covenants and events of default under the credit facility are the same as those under the line of credit described in Note 17. Non-compliance with such covenants could result in accelerated payment of amounts due under the credit facility, and its termination. The back-to-back loan arrangements are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants as at December 31, 2015.

Long-term debt obligations as at December 31, 2015 will mature as follows:

2016	$–
2017	504
2018	–
2019	500
2020	500
Subsequent years	2,250

$3,754

Note	21	Pension and Other Post-Retirement Benefits

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
The company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees generally is actuarially determined using the projected unit credit method and management’s best estimate of salary escalation, retirement ages of employees and expected health care costs. Actuaries perform valuations on a regular basis to determine the actuarial present value of the accrued pension and other post-employment benefits. Net interest is calculated by applying the discount rate used to measure the defined benefit obligations at the beginning of the annual period to the net defined benefit liability or asset. Past service cost is recognized in net income at the earlier of when a plan amendment or curtailment occurs or when related restructuring costs or termination benefits are recognized. Defined benefit cost includes, as applicable, service cost, past service cost, gains and losses on curtailments and settlements, net interest and remeasurements.

The calculation of employee benefit plan expenses and obligations depends on assumptions such as discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the company’s independent actuaries.

The company’s discount rate assumption reflects the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date. The rate varies by country. The company determines the discount rate using a yield curve approach. Based on the respective plans’ demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the company does not believe there is a deep

134	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

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

The significant assumptions used to determine the benefit obligations and expense for the company’s significant plans were as follows:

	Pension			Other
	2015	2014	2013	2015		2014		2013

Assumptions used to determine benefit obligations as at December 31
Discount rate, %	4.35	4.00	4.80	4.45		4.00		4.80
Rate of increase in compensation levels, %	5.00	5.00	5.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	5.80-4.50	[1]	6.90-4.50	[1]	7.00-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2037		2027		2027

Assumptions used to determine benefit expense for the year
Discount rate, %	4.00	4.80	3.85	4.00		4.80		3.85
Rate of increase in compensation levels, %	5.00	5.00	4.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	6.90-4.50	[1]	7.00-4.50	[1]	7.00-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2027		2027		2027

[1]	The company assumed a graded medical cost trend rate starting at 5.80 percent in 2015, moving to 4.50 percent by 2037 (starting at 6.90 and 7.00 percent in 2014 and 2013, respectively, moving to 4.50 percent by 2027).

n/a	= not applicable

Mortality assumptions are a significant factor in measuring the company’s obligations under its defined benefit plans and are set based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country. The mortality assumptions used to determine the benefit obligations and expense for the company’s significant plans were as follows as at December 31:

	Pension			Other
	2015	2014	2013	2015	2014	2013

Life expectancy at 65 for a male member currently at age 65	21.7	21.6	20.5	21.0	21.6	20.5
Life expectancy at 65 for a male member currently at age 45	23.4	23.3	22.7	22.8	23.3	22.7
Life expectancy at 65 for a female member currently at age 65	23.9	23.8	22.8	23.6	23.8	22.8
Life expectancy at 65 for a female member currently at age 45	25.6	25.5	24.6	25.3	25.5	24.6

	Pension		Other
	2015	2014	2015	2014

Average remaining service period of active employees (years)	9.7	11.6	11.8	11.6
Average duration of the defined benefit obligations [1] (years)	15.5	15.8	19.2	19.4

[1]	Weighted average length of the underlying cash flows.

PotashCorp 2015 Annual Integrated Report	135

Company	Governance	Strategy	Risk	Performance

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

Sensitivity to changes in key assumptions for the company’s pension and other post-retirement benefit plans was as follows:

			2015		2014
	Change in Assumption		Benefit Obligations	Expense in Income Before Income Taxes	Benefit Obligations	Expense in Income Before Income Taxes

As reported			$1,659	$49	$1,806	$47

Discount rate	1.0 percentage point	▼	295	20	346	18
	1.0 percentage point	▲	(229)	(19)	(266)	(17)

Rate of compensation increase	1.0 percentage point	▼	(37)	(5)	(40)	(4)
	1.0 percentage point	▲	42	5	45	5

Medical cost trend rate	1.0 percentage point	▼	(50)	(5)	(62)	(4)
	1.0 percentage point	▲	62	7	72	5

Longevity at retirement age	1.0 year	▼	(40)	(3)	(46)	(3)
	1.0 year	▲	40	3	45	3

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

Supporting Information

Description of Defined Benefit Pension Plans

The company sponsors defined benefit pension plans in the US, Canada and Trinidad. Plan types and contributions are as follows:

	Plan Type	Contributions
United States	Non-contributory. Plans provide benefits to members in the form of a guaranteed level of annual pension payments for life. The level of benefits provided generally depends on the member’s years of service and compensation level in the final years leading up to normal retirement age of 65. Early retirement benefits are available starting at age 55 at a reduced rate. These plans provide for maximum pensionable salary and maximum annual benefit limits.	Contributions are made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and associated Internal Revenue Service regulations and procedures.

Canada		Contributions are made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.

Trinidad	Contributory. The plan provides benefits to members in the form of a guaranteed level of annual pension payments for life. Members generally contribute between 4 percent and 6 percent of their salary depending on the plan year. Members can elect to make additional voluntary contributions but are subject to maximum annual limits. The level of benefits provided depends on the member’s years of service, compensation level in the final years leading up to normal retirement age of 60 and if any additional voluntary contributions were made. Early retirement benefits with at least five years of pensionable service are available starting at age 50 at a reduced rate. The plan provides for pensionable salary and maximum annual benefit limits.	Contributions are made to meet or exceed minimum funding requirements based on local statutory requirements. In particular, any company contributions must meet or exceed any required employee contributions.

Supplemental Plans in US and Canada for Senior Management	Non-contributory, unfunded. Plans provide supplementary pension benefits.	Provided for by charges to earnings sufficient to meet the projected benefit obligations. Payments to the plans are made as plan payments to retirees occur.

136	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

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

Investment Risk

The present value of the defined benefit obligations was calculated using a discount rate determined by reference to high-quality corporate bond yields in the US and Canada and to government bond yields in Trinidad. If plan assets underperform this yield, a deficit will be created. The company employs a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified mix of equity and fixed income investments.

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

Longevity Risk

The present value of the defined benefit obligations was calculated by reference to the current best estimate of the longevity of plan participants both during and after their employment. An increase in life expectancy of plan participants will increase the plan’s liability.

Salary Risk

The present value of the defined benefit obligations was calculated by reference to the future salaries of plan participants. An increase in the salary of the plan’s participants will increase the plan’s liability.

As at December 31, 2015 and 2014, the company’s Canadian and Trinidadian defined benefit pension plans were in a surplus position. The company has determined that, in accordance with the terms and conditions of the plans and statutory requirements (such as minimum funding requirements) of the respective jurisdictions, the present value of refunds or reductions in future contributions was higher than the surpluses. This determination was made on a plan-by-plan basis. Therefore, no reduction in the defined benefit asset was required as at December 31, 2015 and 2014.

There were no significant plan amendments, settlements or curtailments during 2014. During 2015, the US plan had a settlement in the amount of $45 as certain eligible vested plan members elected a single sum payment. There were no significant plan amendments or curtailments during 2015.

Description of Other Post-Retirement Plans

The company provides contributory health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Benefits are coordinated with government-provided medical insurance in each country. These plans contain certain cost-sharing features such as co-insurance, deductibles and co-payments, and are unfunded, with benefits subject to change. The US plan also provides for maximum lifetime benefits. At retirement, the employee’s spouse and certain dependent children may be eligible for coverage. These benefits are self-insured and are administered through third-party providers. Canadian and Trinidad retirees currently pay 25 percent of the annual cost while US retirees share a larger portion of the cost, based on inflation. The company’s share of annual inflation is limited to 75 percent of the first 6 percent of total inflation for recent and future eligible retirees. Any cost increases in excess of this amount are funded by retiree contributions. The company currently funds approximately 70 percent of US retiree medical costs while the retirees are responsible for the balance.

The company provides non-contributory life insurance plans for certain US, Canadian and Trinidadian retired employees who meet specific age and service eligibility requirements. Retiree life insurance coverage is generally salary-related, which decreases over retirement years according to varying schedules. These benefits are funded through term insurance premiums with local insurance companies in each country.

PotashCorp 2015 Annual Integrated Report	137

Company	Governance	Strategy	Risk	Performance

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

The company’s other post-retirement plans expose it to similar risks as discussed above related to the defined benefit plans. These plans are not exposed to any other unusual or specific risks.

There were no significant plan amendments, settlements or curtailments during 2014 or 2015.

Financial Information

Components of defined benefit expense recognized in the consolidated statements of income

	Pension			Other			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Current service cost for benefits earned during the year	$36	$30	$32	$12	$9	$10	$48	$39	$42
Net interest expense (income)	4	(3)	2	15	16	15	19	13	17
Past service cost, including curtailment gains and settlements	(2)	3	1	–	–	(15)	(2)	3	(14)
Foreign exchange rate changes and other	(7)	(4)	(3)	(9)	(4)	(3)	(16)	(8)	(6)

Components of defined benefit expense recognized in net income	$31	$26	$32	$18	$21	$7	$49	$47	$39

Expense included in:
Cost of goods sold							$48	$35	$17
Selling and administrative expenses							–	8	13
Finance costs (Note 7)							19	13	17
Other (income) expenses							(18)	(9)	(8)

Remeasurements of the net defined benefit liability recognized in the consolidated statements of comprehensive income

	Pension			Other			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Actuarial (gain) loss arising from changes in financial assumptions	$(39)	$145	$(150)	$(46)	$34	$(77)	$(85)	$179	$(227)
Actuarial (gain) loss arising from changes in demographic assumptions	(15)	14	104	(13)	12	21	(28)	26	125
Loss (return) on plan assets (excluding amounts included in net interest)	55	(36)	(154)	–	–	–	55	(36)	(154)

Components of defined benefit expense recognized in OCI [1]	$1	$123	$(200)	$(59)	$46	$(56)	$(58)	$169	$(256)

[1]	Total net of income taxes was $(36) (2014 – $109, 2013 – $(164)).

138	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

Movements in the pension and other post-retirement benefit assets (liabilities) as at and for the years ended December 31

	Pension		Other		Total
	2015	2014	2015	2014	2015	2014

Change in benefit obligations
Balance, beginning of year	$1,403	$1,202	$403	$343	$1 806	$1,545
Current service cost	36	30	12	9	48	39
Interest expense	56	56	15	16	71	72
Actuarial (gain) loss arising from changes in financial assumptions	(39)	145	(46)	34	(85)	179
Actuarial (gain) loss arising from changes in demographic assumptions	(15)	14	(13)	12	(28)	26
Foreign exchange rate changes	(38)	1	(9)	(4)	(47)	(3)
Contributions by plan participants	1	1	4	5	5	6
Benefits paid	(48)	(49)	(12)	(12)	(60)	(61)
Past service cost, including curtailment gains and settlements	(51)	3	–	–	(51)	3

Balance, end of year	1,305	1,403	354	403	1,659	1,806

Change in plan assets
Fair value, beginning of year	1,316	1,252	–	–	1,316	1,252
Interest included in net income	52	59	–	–	52	59
(Loss) return on plan assets (excluding amounts included in net interest)	(55)	36	–	–	(55)	36
Foreign exchange rate changes and other	(31)	5	–	–	(31)	5
Contributions by plan participants	1	1	4	5	5	6
Employer contributions	11	12	8	7	19	19
Benefits paid	(48)	(49)	(12)	(12)	(60)	(61)
Settlements	(49)	–	–	–	(49)	–

Fair value, end of year	1,197	1,316	–	–	1,197	1,316

Funded status	$(108)	$(87)	$(354)	$(403)	$(462)	$(490)

Balance comprised of:
Non-current assets
Other assets (Note 15)	$21	$25	$–	$–	$21	$25
Current liabilities
Payables and accrued charges (Note 18)	(43)	(3)	(9)	(9)	(52)	(12)
Non-current liabilities
Pension and other post-retirement benefit liabilities	(86)	(109)	(345)	(394)	(431)	(503)

92%	Funded percentage for the defined benefit pension plans as at December 31, 2015 (2014 – 94 percent).

PotashCorp 2015 Annual Integrated Report	139

Company	Governance	Strategy	Risk	Performance

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

Plan Assets

The fair value of plan assets of the company’s defined benefit pension plans, by asset category, was as follows as at December 31:

	2015			2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total

Cash and cash equivalents	$8	$13	$21	$5	$32	$37
Equity securities
US	176	–	176	223	–	223
International	23	35	58	3	35	38
US mutual/commingled funds	114	353	467	123	380	503
Debt securities
US corporate debt instruments	–	60	60	–	48	48
International corporate debt instruments	–	19	19	–	25	25
US government and agency securities	–	76	76	–	28	28
International government and agency securities	–	53	53	–	55	55
Mortgage-backed securities	–	32	32	–	88	88
US mutual/commingled funds	136	13	149	164	12	176
International balanced fund	–	85	85	102	–	102
Other	–	1	1	(17)	10	(7)

Total pension plan assets	$457	$740	$1,197	$603	$713	$1,316

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2015 and 2014.

Defined Contribution Plans

Accounting Policy

Defined contribution plan costs are recognized in net income for services rendered by employees during the period.

Supporting Information

	Description of Defined Contribution Plans	Contribution Details	Company Contributions Recognized as an Expense
United States	All employees may participate in defined contribution savings plans, which are subject to US federal tax limitations and provide for voluntary employee salary deduction contributions.	The company contribution provides a minimum of 0 percent to a maximum of 6 percent of salary, depending on employee contributions and company performance.	2015 – $7 (2014 – $9, 2013 – $9)

Canada	All salaried employees and certain hourly employees participate in the PCS Inc. Savings Plan and may make voluntary contributions.	The company contribution provides a minimum of 3 percent to a maximum of 6 percent of salary, based on company performance.	2015 – $7 (2014 – $9, 2013 – $10)

	Certain employees participate in the contributory PCS Inc. Pension Plan.	The member contributes to the plan at the rate of 5.5 percent of his/her earnings, or such other percentage amount as may be established by a collective agreement, and the company contributes for each member at the same rate. The member may also elect to make voluntary additional contributions.	2015 –$10 (2014 – $11, 2013 – $12)

Trinidad	Certain employees participate in a defined contribution plan.	The company contributes to the plan at the rate of 4 percent of the earnings of a participating employee.	2015 – $1 (2014 – $1, 2013 – $1)

140	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 21 Pension and Other Post-Retirement Benefits continued	In millions of US dollars except as otherwise noted

Cash Payments to All Plans

Total cash payments for pensions and other post-retirement benefits for 2015, consisting of cash contributed by the company to its funded defined benefit pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, were $44 (2014 – $49, 2013 – $87).

As described above, the company funds its defined benefit pension plans based on local actuarial valuations and makes funding decisions that meet minimum and maximum local regulatory requirements. There are no additional funding arrangements that would significantly affect projected future contributions at the end of the reporting period.

The company expects to contribute approximately the following to all pension and post-retirement plans during 2016:

Defined benefit pension plans	$44
Defined benefit other post-retirement plans	9
Defined contribution plans	26

Total	$79

Note	22	Provisions for Asset Retirement, Environmental and Other Obligations

A provision is a liability recorded where there is uncertainty over the timing or amount that will be paid, and it is therefore estimated. The company’s significant provisions relate to asset retirement and environmental restoration obligations that involve costs associated with restoring sites to their original, or another specified, condition and are primarily associated with the company’s potash and phosphate segments.

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

PotashCorp 2015 Annual Integrated Report	141

Company	Governance	Strategy	Risk	Performance

Note 22 Provisions for Asset Retirement, Environmental and Other Obligations continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

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

The estimation of asset retirement obligation costs depends on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates. Cash flow payments are expected to occur principally over the next 84 years for the company’s phosphate obligations, with the majority taking place over the next 34 years. Payments relating to most potash obligations are not expected to begin until after that time.

The risk-free rate for phosphate asset retirement obligations ranged from 1.67 percent to 2.95 percent as at December 31, 2015 (2014 – 1.58 percent to 2.81 percent). The risk-free rate for potash asset retirement obligations primarily was 6 percent as at December 31, 2015 (2014 – 6 percent).

Employee termination activities are complex processes that can take months to complete and involve making and reassessing estimates.

Sensitivity of asset retirement obligations to changes in the discount rate and inflation rate on the recorded liability as at December 31, 2015 is as follows:

	Undiscounted Cash Flows		Discounted Cash Flows	Discount Rate		Inflation Rate
				+0.5%	-0.5%	+0.5%	-0.5%

Potash obligation [1]	$852	[2]	$56	$(7)	$9	$12	$(8)
Nitrogen obligation	62		3	(1)	1	1	(1)
Phosphate obligation	919		594	(35)	40	41	(36)

[1]	Stated in Canadian dollars.

[2]	Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution and final decommissioning, which are estimated to take an additional 50-303 years.

142	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 22 Provisions for Asset Retirement, Environmental and Other Obligations continued	In millions of US dollars except as otherwise noted

Supporting Information

Following is a reconciliation of asset retirement, environmental restoration and other obligations:

	Asset Retirement Obligations	Environmental Restoration Obligations	Subtotal	Other Obligations	Total

Balance – December 31, 2014	$609	$32	$641	$2	$643
Charged to income
New obligations	11	1	12	6	18
Change in discount rate	(4)	–	(4)	–	(4)
Change in other estimates	48	–	48	–	48
Unwinding of discount	13	–	13	–	13
Capitalized to property, plant and equipment
Change in discount rate	(7)	–	(7)	–	(7)
Change in other estimates	5	–	5	–	5
Settled during period	(31)	(11)	(42)	(2)	(44)
Exchange differences	(7)	–	(7)	–	(7)

Balance – December 31, 2015	$637	$22	$659	$6	$665

Balance as at December 31, 2015 comprised of:
Current liabilities
Payables and accrued charges (Note 18)	$79	$6	$85	$6	$91
Non-current liabilities
Asset retirement obligations and accrued environmental costs	558	16	574	–	574

Balance – December 31, 2013	$569	$29	$598	$61	$659
Charged to income
New obligations	5	4	9	–	9
Change in discount rate	10	1	11	–	11
Change in other estimates	10	1	11	–	11
Unwinding of discount	15	–	15	–	15
Capitalized to property, plant and equipment
Change in discount rate	25	–	25	–	25
Settled during period	(22)	(3)	(25)	(59)	(84)
Exchange differences	(3)	–	(3)	–	(3)

Balance – December 31, 2014	$609	$32	$641	$2	$643

Balance as at December 31, 2014 comprised of:
Current liabilities
Payables and accrued charges (Note 18)	$48	$4	$52	$2	$54
Non-current liabilities
Asset retirement obligations and accrued environmental costs	561	28	589	–	589

Environmental Operating and Capital Expenditures

The company’s operations are subject to numerous environmental requirements under federal, provincial, state and local laws and regulations of Canada, the US, and Trinidad and Tobago. These laws and regulations govern matters such as air emissions, wastewater discharges, land use and reclamation, and solid and hazardous waste management. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance can be expected to rise over time. The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2015 were $111 (2014 – $129, 2013 – $135).

PotashCorp 2015 Annual Integrated Report	143

Company	Governance	Strategy	Risk	Performance

Note 22 Provisions for Asset Retirement, Environmental and Other Obligations continued	In millions of US dollars except as otherwise noted

The company routinely undertakes environmental capital projects. In 2015, capital expenditures of $164 (2014 – $151, 2013 – $83) were incurred to meet pollution prevention and control as well as other environmental objectives.

Other Obligations

Other obligations are comprised of provisions for community investment.

Note	23	Share Capital

Share capital represents amounts associated with issued common shares.

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No first preferred shares have been issued.

Issued

	Number of Common Shares	Consideration
Balance, December 31, 2012	864,900,513	$1,543
Issued under option plans	4,492,409	52
Issued for dividend reinvestment plan	868,503	30
Repurchased	(14,145,100)	(25)

Balance, December 31, 2013	856,116,325	$1,600
Issued under option plans	2,285,450	49
Issued for dividend reinvestment plan	1,041,691	36
Repurchased	(29,200,892)	(53)

Balance, December 31, 2014	830,242,574	$1,632
Issued under option plans	4,803,560	72
Issued for dividend reinvestment plan	1,494,017	43

Balance, December 31, 2015	836,540,151	$1,747

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

144	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 23 Share Capital continued	In millions of US dollars except as otherwise noted

Dividends Declared

On January 28, 2016, the company’s Board of Directors declared a quarterly dividend of $0.25 per share payable to shareholders on May 3, 2016. The declared dividend is payable to all shareholders of record on April 12, 2016. The total estimated dividend to be paid is $209. The payment of this dividend will not have any tax consequences for the company. Following is a summary of dividends declared by quarter:

	2015				2014				2013
	Declared				Declared				Declared
	Date Announced	Per Share	Date Paid [1]	Total	Date Announced	Per Share	Date Paid [1]	Total	Date Announced	Per Share	Date Paid [1]	Total

Quarter 1 dividend	Jan 28, 2015	$0.38	May 4, 2015	$313	Jan 29, 2014	$0.35	May 1, 2014	$299	Jan 30, 2013	$0.28	May 2, 2013	$242
Quarter 2 dividend	May 12, 2015	0.38	Jul 31, 2015	322	May 14, 2014	0.35	Aug 1, 2014	288	May 15, 2013	0.35	Aug 2, 2013	302
Quarter 3 dividend	Sep 9, 2015	0.38	Nov 3, 2015	322	Sep 11, 2014	0.35	Nov 4, 2014	286	Sep 12, 2013	0.35	Nov 5, 2013	302
Quarter 4 dividend	Nov 11, 2015	0.38	Feb 4, 2016	317	Nov 12, 2014	0.35	Feb 5, 2015	291	Nov 13, 2013	0.35	Feb 6, 2014	300

		$1.52		$1,274		$1.40		$1,164		$1.33		$1,146

[1]	Paid in cash or shares as elected by shareholder.

Note	24	Share-Based Compensation

The company had share-based compensation plans for certain employees and directors as part of their remuneration package, including 10 stock option plans, the deferred share unit plan, the CEO multi-year incentive plan and the performance unit incentive plan (through 2014).

Accounting Policies	Accounting Estimates and Judgments

Grants under the company’s share-based compensation plans are accounted for in accordance with the fair value-based method of accounting.

The grant date is the date the company and the employee have a shared understanding of the terms and conditions of the arrangement, at which time the company confers on the employee the right to cash equity instruments, provided the specified vesting conditions, if any, are met.

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

Determining the grant date and the fair value of share-based compensation awards at the grant date requires judgment.

Judgment is necessary to determine at which date the company and employee agree to a share-based payment award, and hence what the grant date is.

The company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of options granted under its equity-settled stock option plans as of each grant date. This pricing model requires judgment, which includes the items discussed in the weighted average assumptions table and an estimate of the number of awards expected to be forfeited.

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

PotashCorp 2015 Annual Integrated Report	145

Company	Governance	Strategy	Risk	Performance

Note 24 Share-Based Compensation continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued
Share-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the fair value of the awards each period. The compensation expense is accrued from the grant date over the vesting period of the award. Fluctuations in the fair value of the award will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.

For those awards with performance conditions that determine the number of options or units to which employees will be entitled, measurement of compensation cost is based on the company’s best estimate of the outcome of the performance conditions. If actual results differ significantly from these estimates, stock-based compensation expense and results of operations could be impacted.

Prior to a Performance Option Plan award vesting, assumptions regarding vesting are made during the first three years based on the relevant actual and/or forecast financial results. Changes to vesting assumptions are reflected in earnings immediately. As at December 31, 2015, the 2013, 2014 and 2015 Performance Option Plans were expected to vest at 100 percent.

The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2015, 2014 and 2013:

		Year of Grant
Assumption	Based On	2015	2014	2013	2012	2011

Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	$32.41	$36.73	$43.80	$39.36	$52.26
Expected annual dividend per share	Annualized dividend rate as of the date of grant	$1.52	$1.40	$1.40	$0.56	$0.28
Expected volatility	Historical volatility of the company’s stock over a period commensurate with the expected life of the option	31%	39%	50%	53%	52%
Risk-free interest rate	Implied yield available on zero-coupon government issues with equivalent remaining term at the time of the grant	1.54%	1.66%	1.06%	1.06%	2.29%
Expected life of options in years	Historical experience	5.5	5.5	5.5	5.5	5.5

Supporting Information

As at December 31, 2015, the company had 12 share-based compensation plans (10 stock option plans, the deferred share unit plan and the CEO multi-year incentive plan; at December 31, 2014, the company also had the performance unit incentive plan). These plans are described below (2014 – 12 plans, 2013 – 11 plans). The total compensation cost charged (recovered) against earnings for those plans was comprised of the following:

	2015	2014	2013

Stock option plans	$22	$28	$27
Deferred share unit plan	(10)	3	(2)
Performance unit incentive plan	–	(1)	(2)
CEO multi-year incentive plan	2	–	–

	$14	$30	$23

Stock Option Plans

As at December 31, 2015, the outstanding number of performance options per plan that vest over three years and settle in shares was:

2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

3,465,100	3,122,500	1,886,500	1,370,700	971,700	967,800	1,345,125	1,041,750	2,693,450	2,288,650

In previous years, the company granted options under an Officers and Employees Plan (the last grant under which expired in 2013) and a Directors Plan (the last grant under which expired in 2012).

146	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 24 Share-Based Compensation continued	In millions of US dollars except as otherwise noted

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

A summary of the status of the stock option plans as at December 31, 2015, 2014 and 2013 and changes during the years ending on those dates is as follows:

	Number of shares subject to option			Weighted average exercise price
	2015	2014	2013	2015	2014	2013

Outstanding, beginning of year	20,909,835	20,332,335	23,164,444	$28.01	$26.45	$22.32
Granted	3,474,900	3,157,800	1,952,000	32.41	36.73	43.80
Exercised	(4,803,560)	(2,285,450)	(4,492,409)	(10.95)	(15.91)	(8.71)
Forfeited or cancelled	(427,900)	(294,850)	(291,700)	(43.14)	(50.94)	(45.33)
Expired	–	–	–	–	–	–

Outstanding, end of year	19,153,275	20,909,835	20,332,335	$30.97	$28.01	$26.45

The aggregate grant-date fair value of all options granted during 2015 was $19 (2014 – $29, 2013 – $30). The average share price during 2015 was $28.23 per share (2014 – $34.81 per share, 2013 – $36.69 per share).

The following table summarizes information about stock options outstanding as at December 31, 2015:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$8.00 to $12.00	2,288,650	<1	$10.93	2,288,650	$10.93
$16.00 to $21.00	2,693,450	1	19.72	2,693,450	19.72
$25.00 to $38.00	10,424,625	7	31.92	3,144,825	31.04
$39.00 to $44.00	2,081,600	7	41.94	887,300	39.46
$48.00 to $67.00	1,664,950	3	57.10	1,664,950	57.10

	19,153,275	5	$30.97	10,679,175	$28.64

The foregoing options have expiry dates ranging from May 2016 to May 2025.

PotashCorp 2015 Annual Integrated Report	147

Company	Governance	Strategy	Risk	Performance

Note 24 Share-Based Compensation continued	In millions of US dollars except as otherwise noted

Other Plans

The company offers a deferred share unit plan to non-employee directors, which allows each to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the Board, a practice it discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at December 31, 2015, the total number of DSUs held by participating directors was 711,131 (2014 – 620,091, 2013 – 562,720).

The company offered a multi-year incentive plan to the CEO for the period July 1, 2014 through December 31, 2015, for which the grant date was determined to be February 20, 2015. The plan provided for an award of DSUs. The units will vest in three years from July 1, 2014 and were subject to performance criteria during the period from July 1, 2014 to December 31, 2015, with the number of units vested being based on company performance and individual CEO performance during that performance period. Vested units are settled in cash when employment is terminated. As at December 31, 2015, the total number of DSUs held by the CEO was 98,414.

The company previously offered a performance unit incentive plan (“MTIP”) to senior executives and other key employees. The performance objectives under the plan were designed to further align the interests of executives and key employees with those of shareholders by linking the vesting of awards to the total return to shareholders over the three-year performance period ended December 31, 2014. Total shareholder return measured the capital appreciation in the company’s common shares, including dividends paid over the performance period. Vesting of one-half of the awards was based on increases in the total shareholder return over the three-year performance period. Vesting of the remaining one-half of the awards was based on the extent to which the total shareholder return matched or exceeded that of the common shares of a pre-defined peer group index. None of the performance share units vested based on PotashCorp’s performance during the three-year performance period ended December 31, 2014, and therefore no such units settled in cash at the end of such performance period. Compensation expense for this plan was recorded over the three-year performance cycle of the plan. The amount of compensation expense was adjusted each period over the cycle to reflect the current fair value of common shares and the number of shares estimated to vest.

Further information and a summary of the status of outstanding DSUs and MTIP units as at December 31 are presented below:

	DSUs – Directors			DSUs – CEO			MTIP
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Cash used to settle units during the year	$–	$–	$3	$–	$–	$–	$–	$–	$–
Fair value of closing liability	12	22	19	2	–	–	–	–	1
Intrinsic value of closing liability	12	22	19	2	–	–	–	–	–

Note	25	Financial Instruments and Related Risk Management

Outlined below are the company’s financial instruments and related risk management objectives, its policies and its exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies	Accounting Estimates and Judgments

Financial assets and financial liabilities are recognized initially in the consolidated statements of financial position at fair value (normally the transaction price) adjusted for transaction costs. Transaction costs related to financial assets or financial liabilities (at fair value through profit or loss) are recognized immediately in net income. Regular way purchases and sales of financial assets are accounted for on the trade date. Financial instruments recorded at fair value on an ongoing basis are remeasured at each reporting date and changes in the fair value are recorded in either net income or OCI.

The company’s financial assets and financial liabilities shall be offset and the net amount presented in the statements of financial position when the company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Judgment is required to determine whether the right to offset is legally enforceable.

See Note 2 for discussion related to the policies, estimates and judgments for fair value measurements.

148	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

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

The company does not hold any collateral as security on trade receivables. If appropriate, it may request guarantees or standby letters of credit to mitigate credit risk. It also obtains export insurance from Export Development Canada (covering 90 percent of each balance) for international potash sales from its New Brunswick operation, and from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US and Trinidad. A total of $151 in receivables as at December 31, 2015 was covered, representing 99 percent of offshore receivables (2014 – 99 percent). Canpotex also obtains export insurance from Export Development Canada for its trade receivables (covering 90 percent of Canpotex’s receivables).

The credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers. Interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms. Historically, the company has experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables as at December 31, 2015 that are not past due to be high. There were no amounts past due or impaired relating to the non-trade receivables. There were no significant amounts impaired relating to the trade receivables. The aging of trade receivables that were past due but not impaired as at December 31 was as follows:

	2015	2014
1-30 days	$26	$58
31-60 days	3	2
Greater than 60 days	3	–

	$32	$60

Liquidity Risk

Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

•	Maintain an optimal capital structure;

•	Maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;

•	Maintain sufficient short-term credit availability; and

•	Maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

PotashCorp 2015 Annual Integrated Report	149

Company	Governance	Strategy	Risk	Performance

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

The table below outlines the company’s available debt facilities as at December 31, 2015:

	Total Amount	Amount Outstanding and Committed		Amount Available

Credit facility [1]	$3,500	$517		$2,983
Line of credit	75	–	[2]	75

[1]	As described in Note 20, $3,500 was available through May 31, 2018 and $3,400 was available through May 31, 2019. Subsequent to December 31, 2015, the company extended its entire $3,500 facility to May 31, 2020. Included in the amount outstanding and committed was $517 of commercial paper. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility.

[2]	Letters of credit as discussed in Note 17.

The company has an uncommitted letter of credit facility of $100. As at December 31, 2015, $40 (2014 – $46) was outstanding under this facility. Certain of the company’s derivative instruments contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the debt were to fall below the specified ratings, the company would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2015 was $190, for which the company had posted collateral of $119 in the normal course of business. If the credit risk-related contingent features underlying these agreements had been triggered on December 31, 2015, the company would have been required to post an additional $66 of collateral to its counterparties.

The table below presents a maturity analysis of the company’s financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) based on the expected cash flows from the date of the consolidated statements of financial position to the contractual maturity date. The amounts are the contractual undiscounted cash flows.

	Carrying Amount of Liability as at December 31, 2015	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Short-term debt obligations [1]	$517	$517	$517	$–	$–	$–
Payables and accrued charges [2]	868	868	868	–	–	–
Long-term debt obligations [1]	3,754	5,716	176	836	1,255	3,449
Foreign currency derivatives	3
Outflow		134	134	–	–	–
Inflow		(131)	(131)	–	–	–
Natural gas derivatives	190	193	81	85	18	9

	$5,332	$7,297	$1,645	$921	$1,273	$3,458

[1]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2015. Disclosures regarding offsetting of certain debt obligations are provided in Note 20.

[2]	Excludes taxes, accrued interest, deferred revenues and current portions of asset retirement obligations and accrued environmental costs and pension and other post-retirement benefits.

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

150	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

The following table shows the company’s significant exposure to foreign exchange risk on its financial instruments and the pre-tax effects on net income and OCI of reasonably possible changes in the relevant foreign currency. The company has no significant foreign currency exposure related to cash and cash equivalents, receivables and the other available-for-sale investment. This analysis assumed that a value decrease related to the company’s investment in ICL would not represent an impairment. Due to impairments recorded for Sinofert, this analysis assumed that any value decrease below the carrying amount at the last impairment date would represent an impairment with such decreases being recorded through net income. The carrying amount of Sinofert for purposes of this analysis was $200 as at December 31, 2015 (December 31, 2014 – $200). All other variables were assumed to remain constant.

	Carrying Amount of Asset (Liability) as at December 31	Foreign Exchange Risk
		5% decrease in US$		5% increase in US$
2015		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL (New Israeli shekels)	$716	$–	$36	$–	$(36)
Sinofert (Hong Kong dollars)	266	–	13	–	13
Payables (CDN)	(140)	(7)	–	7	–
Foreign currency derivatives	(3)	7	–	(7)	–

2014

Available-for-sale investments
ICL (New Israeli shekels)	$1,275	$–	$64	$–	$(64)
Sinofert (Hong Kong dollars)	252	–	13	–	(13)
Payables (CDN)	(90)	(5)	–	5	–
Foreign currency derivatives	(2)	(7)	–	7	–

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

The company had no significant exposure to interest rate risk on its financial instruments as at December 31, 2015 and December 31, 2014. The only financial assets bearing any variable interest rate exposure are cash and cash equivalents. As for financial liabilities, the company has only an insignificant exposure related to a long-term loan that is subject to variable rates. Short-term debt, related to commercial paper, is excluded from interest rate risk as the interest rates are fixed for the stated period of the debt. The company would only be exposed to variable interest rate risk on the issuance of new commercial paper. It does not measure any fixed-rate debt at fair value. Therefore, changes in interest rates will not affect income or OCI as there is no change in the carrying value of fixed-rate debt and interest payments are fixed. This analysis assumed all other variables remain constant.

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

PotashCorp 2015 Annual Integrated Report	151

Company	Governance	Strategy	Risk	Performance

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

The following table shows the company’s significant exposures to price risk and the pre-tax effects on net income and OCI of reasonably possible changes in the relevant commodity or securities prices. This analysis assumed that a price decrease related to the company’s investment in ICL would not represent an impairment. Due to impairments recorded for Sinofert, this analysis assumed that any price decrease below the carrying amount at the last impairment date would represent an impairment with such decreases being recorded through net income. The carrying amount of Sinofert for purposes of this analysis was $200 as at December 31, 2015 (December 31, 2014 – $200). All other variables were assumed to remain constant.

	Carrying Amount of Asset (Liability) as at December 31	Price Risk
		Effect of 10% decrease in prices		Effect of 10% increase in prices
2015		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL	$716	$–	$(72)	$–	$72
Sinofert	266	–	(27)	–	27
Natural gas derivatives	(181)	–	(18)	–	18

2014

Available-for-sale investments
ICL	$1,275	$–	$(128)	$–	$128
Sinofert	252	–	(25)	–	25
Natural gas derivatives	(186)	(4)	(29)	4	29

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

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Assumed to approximate carrying value due to their short-term nature.

Available-for-sale investments	Based on the closing bid price of the common shares (Level 1) as at the statements of financial position dates.

Foreign currency derivatives not traded in an active market	Determined using quoted forward exchange rates (Level 2) as at the statements of financial position dates.

Natural gas swaps not traded in an active market	Based on a discounted cash flow model. The inputs used in the model included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2. Prior to December 31, 2015, certain contract prices used as inputs in the model were not based on observable market data and therefore categorized in Level 3.

Natural gas futures	Based on closing prices provided by the exchange (NYMEX) (Level 1) as at the statements of financial position dates.

152	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

For natural gas swaps, the primary input into the valuation model was natural gas futures prices, which were based on delivery at the Henry Hub and were observable up to 12 years in the future. At December 31, 2014 when certain natural gas derivatives were categorized as Level 3, the unobservable futures price range was $3.82 to $4.74 per MMBtu. Additionally, at December 31, 2014, changes in the unobservable natural gas futures prices would not result in significantly higher or lower fair values as any price change would be counterbalanced by offsetting derivative positions for the majority of the company’s derivatives. Interest rates used to discount estimated cash flows as at December 31, 2015 were between 0.32 percent and 3.52 percent (December 31, 2014 – between 0.17 percent and 3.48 percent) depending on the settlement date.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Assumed to approximate carrying value due to their short-term nature.

Long-term debt senior notes	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).

Other long-term debt instruments	Assumed to approximate carrying value.

Presented below is a comparison of the fair value of the company’s senior notes to their carrying values as at December 31.

	2015		2014
	Carrying Amount of Liability	Fair Value of Liability	Carrying Amount of Liability	Fair Value of Liability
Long-term debt senior notes	$3,750	$3,912	$3,750	$4,182

The following table presents the company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis.

		Fair Value Measurements at Reporting Dates Using:
2015	Carrying Amount of Asset (Liability) as at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1,2]	Significant Unobservable Inputs (Level 3) [2]

Derivative instrument assets
Natural gas derivatives	$9	$–	$9	$–
Available-for-sale investments [3]	984	984	–	–
Derivative instrument liabilities
Natural gas derivatives	(190)	–	(190)	–
Foreign currency derivatives	(3)	–	(3)	–

2014

Derivative instrument assets
Natural gas derivatives	$7	$–	$(13)	$20
Available-for-sale investments [3]	1,527	1,527	–	–
Derivative instrument liabilities
Natural gas derivatives	(193)	(4)	(58)	(131)
Foreign currency derivatives	(2)	–	(2)	–

[1]	During 2015 and 2014, there were no transfers between Level 1 and Level 2.

[2]	During 2015, there were no transfers into Level 3 and $120 of losses was transferred out of Level 3 into Level 2 as the company’s valuation technique used a significant portion of observable inputs. During 2014, there were no transfers into Level 3 and $50 of losses was transferred out of Level 3 into Level 2 as (due to the passage of time) the terms of certain natural gas derivatives matured within 36 months. The company’s policy is to recognize transfers at the end of the reporting period.

[3]	Available-for-sale investments are comprised of shares in ICL, Sinofert and other.

PotashCorp 2015 Annual Integrated Report	153

Company	Governance	Strategy	Risk	Performance

Note 25 Financial Instruments and Related Risk Management continued	In millions of US dollars except as otherwise noted

The following table presents the company’s recognized financial instruments that are offset, or subject to enforceable master netting arrangements:

				Amounts Not Offset
Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Included in Gross	Related To Cash Margin Deposits (Held) Placed		Net Amounts Presented Less Amounts Not Offset

December 31, 2015
Derivative instrument assets
Natural gas derivatives	$12	$(3)	$9	$4	$–	[1]	$13
Derivative instrument liabilities
Natural gas derivatives	(259)	69	(190)	(59)	119	[2]	(130)
Other long-term debt instruments [3]	(341)	337	(4)	–	–		(4)

	$(588)	$403	$(185)	$(55)	$119		$(121)

December 31, 2014
Derivative instrument assets
Natural gas derivatives	$13	$(6)	$7	$–	$–	[1]	$7
Derivative instrument liabilities
Natural gas derivatives	(263)	74	(189)	–	115	[2]	(74)
Other long-term debt instruments [3]	(461)	455	(6)	–	–		(6)

	$(711)	$523	$(188)	$–	$115		$(73)

[1]	Cash margin deposits held related to legally enforceable master netting arrangements for natural gas derivatives.

[2]	Cash margin deposits placed with counterparties related to legally enforceable master netting arrangements for natural gas derivatives.

[3]	Back-to-back loan arrangements (Note 20).

The following table presents a reconciliation of the beginning and ending balances of the company’s fair value measurements using significant unobservable inputs (Level 3):

	Natural Gas Derivatives
	2015	2014
Balance, beginning of year	$(111)	$(141)
Total (losses) gains (realized and unrealized) before income taxes
Included in net income, within cost of goods sold	(14)	(19)
Included in other comprehensive income	(15)	(30)
Purchases	–	–
Sales	–	–
Issues	–	–
Settlements	20	29
Transfers of losses out of Level 3	120	50
Balance, end of year	$–	$(111)
Losses for the year included in net income, within cost of goods sold, were:
Change in unrealized losses relating to instruments still held at the reporting date	$–	$(1)
Total losses, realized and unrealized	(14)	(19)

154	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	26	Capital Management

The company’s objectives in capital management are to maintain financial flexibility while managing its cost of, and optimizing its access to, capital. To achieve these objectives, its strategy, which was unchanged from 2014, was to maintain its investment-grade credit rating.

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

Net debt and adjusted shareholders’ equity are included as components of the company’s capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital is set out in the following table:

	2015		2014
Short-term debt obligations	$517		$536
Current portion of long-term debt obligations	–		500
Long-term debt obligations	3,754		3,256
Net unamortized debt issue costs	(44	) [1]	(47)

Total debt	4,227		4,245
Cash and cash equivalents	(91)		(215)

Net debt	4,136		4,030

Total shareholders’ equity	8,382		8,792
Accumulated other comprehensive loss (income)	50		(503)

Adjusted shareholders’ equity	8,432		8,289

Adjusted capital [2]	$12,568		$12,319

[1]	Comprised of net unamortized debt issue costs less current portion of amortization included in prepaid expenses and other current assets.

[2]	Adjusted capital = (total debt – cash and cash equivalents) + (total shareholders’ equity – accumulated other comprehensive (loss) income).

PotashCorp 2015 Annual Integrated Report	155

Company	Governance	Strategy	Risk	Performance

Note 26 Capital Management continued	In millions of US dollars except as otherwise noted

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

	2015	2014
Components of ratios
Adjusted EBITDA	$2,598	$3,087
Net debt	$4,136	$4,030
Adjusted finance costs	$200	$197
Adjusted capital	$12,568	$12,319
Ratios
Net debt to adjusted EBITDA [1]	1.59	1.31
Adjusted EBITDA to adjusted finance costs [2]	13.0	15.7
Net debt to adjusted capital [3]	32.9%	32.7%
Fixed-rate debt obligations as a percentage of total debt obligations [4]	87.8%	87.0%

[1]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA.

[2]	Adjusted EBITDA to adjusted finance costs = adjusted EBITDA / adjusted finance costs.

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity – accumulated other comprehensive (loss) income).

[4]	Fixed-rate debt obligations as a percentage of total debt obligations is determined by dividing fixed-rate debt obligations by total debt obligations.

	2015	2014
Net income	$1,270	$1,536
Finance costs	192	184
Income taxes	451	628
Depreciation and amortization	685	701
Impairment of available-for-sale investment	–	38

Adjusted EBITDA	$2,598	$3,087

	2015	2014
Finance costs	$192	$184
Unwinding of discount on asset retirement obligations	(13)	(15)
Borrowing costs capitalized to property, plant and equipment	40	41
Interest on net defined benefit pension and other post-retirement plan obligations	(19)	(13)

Adjusted finance costs	$200	$197

Note	27	Commitments

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

Substantially all of the leases to which the company is party have been classified as operating leases.

156	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 27 Commitments continued	In millions of US dollars except as otherwise noted

Supporting Information

Lease Commitments

The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2015 were $90 (2014 – $90, 2013 – $90).

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

The company entered into an agreement for certain phosphate products with OCP S.A. for specified purchase quantities and prices based on market rates at the time of delivery. The commitment included in the following table is based on expected contract prices and expires in 2016.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities, and prices are based on market rates at the time of delivery. The commitments included in the following table are based on expected contract prices.

Capital Commitments

The company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2017. The commitments included in the following table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2034.

Minimum future commitments under these contractual arrangements were as follows at December 31, 2015:

	Operating Leases	Purchase Commitments	Capital Commitments	Other Commitments	Total

Within 1 year	$80	$454	$28	$44	$606
1 to 3 years	110	178	19	64	371
3 to 5 years	72	–	–	25	97
Over 5 years	146	–	–	32	178

Total	$408	$632	$47	$165	$1,252

Note	28	Contingencies and Other Matters

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

Accounting Policies	Accounting Estimates and Judgments
Generally, a contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. A contingent liability may also be a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources	The company is exposed to possible losses and gains related to environmental matters and other various claims and lawsuits pending for and against it in the ordinary course of business. Prediction of the outcome of such uncertain events (i.e., being virtually certain, probable, remote or undeterminable), determination of whether recognition or disclosure in the consolidated financial statements is required and estimation of potential financial effects are matters for judgment. Where no amounts are recognized, such amounts are

PotashCorp 2015 Annual Integrated Report	157

Company	Governance	Strategy	Risk	Performance

Note 28 Contingencies and Other Matters continued	In millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

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

Supporting Information

Canpotex

PCS is a shareholder in Canpotex, which markets Saskatchewan potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder’s productive capacity. Through December 31, 2015, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows, as with most other underground risks, is currently not insured.

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

Nitrogen and Phosphate

•	The US Environmental Protection Agency (“USEPA”) has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party at the Planters Property or Columbia Nitrogen site in Charleston, South Carolina. PCS Nitrogen is subject to a final judgment by the US District Court for the District of South Carolina allocating 30 percent of the liability for response costs at the site to PCS Nitrogen, as well as a proportional share of any costs that cannot be recovered from another responsible party. In December 2013, the USEPA issued an order to PCS Nitrogen and four other respondents requiring them jointly and severally to conduct certain cleanup work at the site and reimburse the USEPA’s costs for overseeing that work. PCS Nitrogen is currently performing the work required by the USEPA order. The USEPA also has requested reimbursement of $4 of previously incurred response costs. The ultimate amount of liability for PCS Nitrogen depends upon the final outcome of litigation to impose liability on additional parties, the amount needed for remedial activities, the ability of other parties to pay and the availability of insurance.

•	PCS Phosphate has agreed to participate, on a non-joint and several basis, with parties to an Administrative Settlement Agreement with the USEPA (“Settling Parties”) in a removal action and the payment of certain other costs associated with PCB soil contamination at the Ward Transformer Superfund Site in Raleigh, North Carolina (“Site”), including reimbursement of past USEPA costs. The removal activities commenced in August 2007. In September 2013, PCS Phosphate and other parties entered into an Administrative Order on Consent with the USEPA, pursuant to which a supplemental remedial investigation and focused feasibility study will be performed on the portion of the Site that was subject to the removal action. The response actions are nearly complete. The completed and anticipated remaining work on the Site is estimated to cost a total of $80. PCS Phosphate is a party to ongoing Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) contribution and cost-recovery litigation for the recovery of costs of the removal activities. The USEPA has also issued an order to a number of entities requiring remediation downstream of the area subject to the removal action (“Operable Unit 1”). PCS Phosphate did not receive this order. At this time, the company is unable to evaluate the extent of any exposure that it may have for the matters addressed in the CERCLA litigation or for Operable Unit 1.

•	In 1996, PCS Nitrogen Fertilizer, L.P. (“PCS Nitrogen Fertilizer”), then known as Arcadian Fertilizer, L.P., entered into a Consent Order (the “Order”) with the Georgia Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s acquisition of real property in Augusta, Georgia. Under the Order, PCS Nitrogen Fertilizer is required to perform certain activities to investigate and, if necessary, implement corrective measures for substances in soil and groundwater. The investigation has proceeded and the results have been presented to GEPD. Two interim corrective measures for substances in groundwater have been proposed by PCS Nitrogen Fertilizer and approved by GEPD. PCS Nitrogen Fertilizer is implementing the approved interim corrective measures, which may be modified by PCS Nitrogen Fertilizer from time to time, but it is unable to estimate with reasonable certainty the total cost of its corrective action obligations under the Order at this time.

Based on current information and except for the uncertainties described in the preceding paragraphs, the company does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial statements.

158	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Note 28 Contingencies and Other Matters continued	In millions of US dollars except as otherwise noted

Other legal matters with significant uncertainties include the following:

Nitrogen and Phosphate

•	The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted inspections at numerous phosphate operations and notified the company of alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. The company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at all of these plants. At this time, the company does not know the scope of action, if any, that may be required. As to the alleged RCRA violations, the company continues to participate in settlement discussions with the USEPA but is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. The company routinely monitors public information about the impacts of the initiative on other industry members, and it regularly considers this information in establishing the appropriate asset retirement obligations and accruals.

General

•	The countries where we operate are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts of these INDCs on the company’s operations cannot be determined with any certainty at this time. Prior to the adoption of the Paris Agreement, the USEPA adopted several rules to control such emissions using authority under existing environmental laws. In Saskatchewan, provincial regulations pursuant to the Management and Reduction of Greenhouse Gases Act, which impose a type of carbon tax to achieve a goal of a 20 percent reduction in greenhouse gas emissions by 2020 compared to 2006 levels, may become effective in 2016. None of these regulations has resulted in material limitations on greenhouse gas emissions at the company’s facilities. The company is monitoring these developments and their future effect on its operations cannot be determined with certainty at this time.

•	In August 2015, the USEPA finalized hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production (“Final Rule”). The Final Rule includes certain new requirements for monitoring and emissions that are infeasible for the company to satisfy in a timely manner. As a result, in October 2015, the company filed a petition for reconsideration of certain aspects of the Final Rule with the USEPA and a petition for review of the Final Rule with the US Court of Appeals for the District of Columbia Circuit. The USEPA granted the petition for reconsideration and the petition for review is being held in abeyance pending the outcome of the USEPA proceeding, for which there is not a definite time frame.

In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial statements.

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

PotashCorp 2015 Annual Integrated Report	159

Company	Governance	Strategy	Risk	Performance

Note 29 Guarantees continued	In millions of US dollars except as otherwise noted

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

The company enters into agreements in the normal course of business that may contain features which meet the definition of a guarantee. Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under such agreements with third parties. It would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. As at December 31, 2015, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $556. It is unlikely that these guarantees will be drawn upon and, since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements.

As at December 31, 2015, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other guarantee obligations other than subsidiary bank borrowings of approximately $4, which are reflected in other long-term debt in Note 20.

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

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans, and financial assurances for these plans, approved by the responsible provincial minister. The Minister of the Environment for Saskatchewan (“MOE”) has approved the plans and the increase of the previously established CDN $3 trust fund to CDN $25 to be funded by the company in equal annual payments from 2014 through 2021. As at December 31, 2015, the total balance in the trust fund was CDN $9. The next scheduled review of these plans and financial assurances is to be completed by June 30, 2016.

The company has met its financial assurance responsibilities as at December 31, 2015. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2015, $39 of letters of credit were outstanding.

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

160	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

In millions of US dollars except as otherwise noted

Note	30	Related Party Transactions

The company has a number of related parties with the most significant being Canpotex, key management personnel and post-employment benefit plans.

Accounting Policies

A person or entity is related to the company, and therefore considered a related party, if any of the following conditions exist: an entity is an associate or joint venture of PotashCorp; a person is a member of key management personnel (and their families); a post-employment benefit plan for the benefit of PotashCorp employees; or a person has significant influence over PotashCorp.

Key management personnel are the company’s directors and executive officers as disclosed in its 2015, 2014 and 2013 Annual Reports on Form 10-K, as applicable.

Supporting Information

Sale of Goods

The company sells potash from its Saskatchewan mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2015 were $1,346 (2014 – $1,233, 2013 – $1,253). Canpotex’s proportionate sales volumes by geographic area are shown in Note 3.

The receivable outstanding from Canpotex is shown in Note 11, and arose from sale transactions described above. It is unsecured in nature and bears no interest. There are no provisions held against this receivable.

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2015	2014	2013
Salaries and other short-term benefits	$9	$12	$11
Share-based payments	1	14	6
Post-employment benefits	5	6	5

	$15	$32	$22

Transactions With Post-Employment Benefit Plans

Disclosures related to the company’s post-employment benefit plans are shown in Note 21.

Note	31	Subsequent Events

On January 19, 2016, the company announced the indefinite suspension of its Picadilly, New Brunswick potash operations, which will be placed in care-and-maintenance mode at an estimated annual cost of $20 in 2016 and $15 in subsequent years. The company’s international customers that were historically served by New Brunswick will now be served from Saskatchewan through Canpotex and the company’s volume entitlement within Canpotex will be increased. Revenues and transportation costs are expected to approximate levels currently realized. A $40-$50 reduction in cost of goods sold is expected in 2016, although this effect on operating income will be partially offset by severance and transition costs which are estimated to be $35.

PotashCorp 2015 Annual Integrated Report	161

Company	Governance	Strategy	Risk	Performance

Board of Directors

Christopher Burley A,D Calgary AB	Donald Chynoweth C,D Calgary AB	John Estey (Chair) A Glenview IL	Gerald Grandey A,B Saskatoon SK	C. Steven Hoffman B Tampa Bay FL	Alice Laberge A,D Vancouver BC	Consuelo Madere C,D Destin FL

Keith Martell A,B Saskatoon SK	Jeffrey McCaig B,C Calgary AB	Aaron Regent D Toronto ON	Jochen Tilk Saskatoon SK	Elena Viyella De Paliza C Dominican Republic

Committees:  (A) Corporate governance and nominating    (B) Human resources and compensation    (C) Safety, health and environment    (D) Audit

Senior Management

Jochen Tilk President and Chief Executive Officer	Wayne Brownlee Executive Vice President and Chief Financial Officer	Stephen Dowdle President, PCS Sales	Mark Fracchia President, PCS Potash	Raef Sully President, PCS Nitrogen and PCS Phosphate	Joseph Podwika Senior Vice President, General Counsel and Secretary	Darryl Stann Senior Vice President, Finance and Chief Risk Officer

Kevin Graham Senior Vice President, Strategy and Corporate Development	Brent Poohkay Senior Vice President, Information Technology	Denita Stann Senior Vice President, Investor and Public Relations	Lee Knafelc Senior Vice President, Human Resources and Administration

162	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Shareholder Information

Annual Meeting

The Annual Shareholders Meeting will be held at 3:30 p.m. Central Standard Time May 10, 2016 in the Radisson Hotel, 405 – 20th Street East, Saskatoon, Saskatchewan.

It will be carried live on the company’s website: www.potashcorp.com.

Holders of common shares as of March 14, 2016 are entitled to vote at the meeting and are encouraged to participate.

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

Ownership

On February 22, 2016, there were 1,440 holders of record of the company’s common shares.

Common Share Prices

The company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions). Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

Corporate Headquarters

Suite 500, 122 – 1st Ave South

Saskatoon SK S7K 7G3 Canada

Phone: (306) 933-8500

Investor Relations

Investor Relations Department

Email: potashcorp.ir@potashcorp.com

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

NYSE Corporate Governance

Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2015 Annual Report on Form 10-K.

PotashCorp 2015 Annual Integrated Report	163

Company	Governance	Strategy	Risk	Performance

Appendix

Market and Industry Data Statement

Some of the market and industry data contained in this Annual Integrated Report and this Management’s Discussion & Analysis of Financial Condition and Results of Operations are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources we use are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.

Information in the preparation of this Annual Integrated Report is based on statistical data and other material available at February 25, 2016.

Abbreviated Company Names and Sources*

Name	Source
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
AMEC	AMEC Americas Limited, Canada
APC	Arab Potash Company (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue Johnson	Blue, Johnson Associates Inc. USA
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries Holdings, Inc. (NYSE: CF), USA
CN Rail	Canadian National Railway Co. (TSX: CNR and NYSE: CNI), Canada
CP Rail	Canadian Pacific Railway Ltd. (TSX and NYSE: CP), Canada
CRU	CRU International Limited, UK
DBRS	Dominion Bond Rating Service, Canada
FactSet	FactSet Research Systems Inc., USA
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited, UK
Heringer	Fertilizantes Heringer S.A.
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA

Name	Source
Intrepid	Intrepid Potash, Inc. (NYSE: IPI), USA
IPNI	International Plant Nutrition Institute, USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
PhosChem	Phosphate Chemicals Export Association, Inc., USA
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE: 0297.HK), China
SQM	Sociedad Química y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
S&P	Standard & Poor’s Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali (LSE and RTS: URKA), Russia
USDA	United States Department of Agriculture
USDOC	US Department of Commerce, USA
Yara	Yara International ASA (Oslo: YAR), Norway

* Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

164	PotashCorp 2015 Annual Integrated Report

Nutrients	Financial Overview	11 Year Data	Financials and Notes	Other Information

Terms and Measures

Glossary of Terms

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2O5 (solid)
	Dical	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
	STF	silicon tetrafluoride
Potash	KCI	potassium chloride, 60-63.2% K2O (solid)

Product Measures
K2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P2O5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Currency Abbreviations
CDN	Canadian dollar
USD	United States dollar

Exchange Rates
CDN per USD at December 31, 2015 – 1.3840

General Terms
2015E	2015 estimated
2016F	2016 forecast
Brownfield capacity	Increase in operational capability at existing operation
CAGR	Compound annual growth rate
CAPEX	Capital expenditure
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)
Consumption vs demand	Product applied vs product purchased
FOB	Free on Board – cost of goods on board at point of shipment
FSU	Former Soviet Union
GDP	Gross Domestic Product
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied natural gas
MMBtu	Million British thermal units
MMT	Million metric tonnes
Nameplate capacity	Estimated theoretical capacity based on design specifications or Canpotex entitlements – does not necessarily represent operational capability
North America	The North American market includes Canada and the US
Offshore	Offshore markets include all markets except Canada and the US
Operational capability	Estimated annual achievable production level
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
Yuzhnyy	A port situated in Ukraine

PotashCorp 2015 Annual Integrated Report	165

Company	Governance	Strategy	Risk	Performance

Defined Terms

Term	Definition
Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods, services and employee volunteerism (on corporate time).

Community survey score	Survey conducted annually by an independent third party in the communities where we have significant operations; each community is generally surveyed every three years. Community leaders and representatives are asked to provide a ranking in three broad areas: perception of community involvement, business practices and economic issues. A local option question may be developed to address a specific interest of each community. Each question is rated on a scale of 1 (low) to 5 (high) and results are determined by taking a simple average of the metrics described above.

Customer survey score	Online survey conducted by an independent third party and includes a select group of top customers from each sales segment and region to form a Customer Advisory Council. Customers were asked to commit to participate in annual satisfaction surveys for five years to ensure consistent measurement and reporting. Results are determined by taking a simple average of our individual product quality and customer service scores in fertilizer, feed, industrial nitrogen and purified phosphate.

Employee engagement score	Represents the proportion of employee responses of “Agree” or “Strongly Agree” to 10 employee engagement statements.

Environmental incidents	Number of incidents, includes reportable quantity releases, permit excursions and provincial reportable spills. Calculated as: reportable quantity releases (a release whose quantity equals or exceeds the US Environmental Protection Agency’s notification level and is reportable to the National Response Center (NRC)) + permit excursions (an exceedance of a federal, state, provincial or local permit condition or regulatory limit) + provincial reportable spills (an unconfined spill or release into the environment).

Greenhouse gas (GHG) emissions	Based on 2007 United Nations International Panel on Climate Change Fourth Assessment Report (UN IPCC Fourth AR).

Taxes and royalties	Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) less investment tax credits and realized excess tax benefit related to share-based compensation (under IFRS) plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.

Total lost-time injury rate	Total lost-time injuries for every 200,000 hours worked for all PotashCorp employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total shareholder return (TSR)	Return on investment in PotashCorp stock from the time the investment is made, based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.

Total site recordable injury rate	Total recordable injuries for every 200,000 hours worked for all PotashCorp employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Waste	Comprised of waste or byproducts from mining, including: coarse and fine tailings from potash mining, salt as brine to injection wells and gypsum (related to phosphate operations).

166	PotashCorp 2015 Annual Integrated Report

PotashCorp Integrated Reporting Center

PotashCorp2015AIR.com

Our Integrated Reporting Center provides users with supplementary performance data on our sustainability measures and strategic priorities as well as greater access to our public disclosure documents.

PotashCorp Overview PotashCorp.com/overview/ Our Overview website contains information on our nutrients, global agriculture and the advantages that help us create value for our stakeholders.

PotashCorp eKonomics

PotashCorp-eKonomics.com

Our eKonomics website features the latest crop nutrition research, the industry’s first Nutrient Return On Investment Calculator, geographic soil test data, commodity futures prices, rainfall data and much more.

Learn more online…

PotashCorp2015AIR.com

PotashCorp.com Visit us online	Facebook.com/PotashCorp Find us on Facebook	Twitter.com/PotashCorp Follow us on Twitter