Form 10-K, Exhibit 13
period 2016-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2017-02-24
CIK 855931

2016 Annual Integrated Report

MAKING **PLENTIFUL** POSSIBLE

PotashCorp
Helping Nature Provide

MAKING PLENTIFUL POSSIBLE      2016 Annual Integrated Report

Financial data in this report are stated in US dollars unless otherwise noted.

To learn more online, watch for the following icon:

 WEB  potashcorp.com

More than 1,000 people – including students and farmers – are welcomed annually at PotashCorp’s Model Farm in Trinidad, where visitors learn how fertilizers make bountiful crops possible.

Making Plentiful Possible

Food is essential for life. For nourishment and comfort. No matter which corner of the Earth we live in, whether we grow our own food, or buy it at a store, we all want enough to stay healthy and happy. It’s no surprise that when a country starts to grow and prosper, its people choose to eat more – and better – food.

But can the world produce the fruits, vegetables, grains and protein to feed everyone? This challenge drives demand for PotashCorp’s products – potash, nitrogen and phosphate – that help farmers grow healthier, more abundant crops.

By following our vision to play a key role in the global food solution while building long-term value for our stakeholders, PotashCorp is making plentiful possible.

About this report:

You can find this report and additional information about PotashCorp on our corporate website at www.potashcorp.com.

While we include certain non-financial performance in this report, more detailed information on our sustainability performance is provided in our GRI content index available in our online Integrated Reporting Center.

 WEB    potashcorp.com/irc

PotashCorp 2016 Annual Integrated Report	1

WHY POTASHCORP?

1	FERTILIZER IS REQUIRED FOR PLENTIFUL FOOD PRODUCTION

By 2050, the world’s population is expected to grow by 2.2 billion, to 9.7 billion. At the same time, diets are improving in many emerging regions. The result is greater demand for food. With limited arable land, only increased yields from the world’s farmers can make plentiful possible. Fertilizer is responsible for half of all crop yields; without it, we believe the world would be unable to feed itself.

2	THE POTASH BUSINESS HAS ADVANTAGES

Of the three primary crop nutrients, potash has the greatest expected long-term rate of consumption growth, due to under-application in emerging markets, where crop yields lag behind those of the developed world.

Significant production occurs in only 11 countries, with approximately 40 percent of global capacity currently located in Canada. In addition, potash operations are very costly to develop and require long lead times.

3	WE HAVE AN EXCEPTIONAL POSITION IN POTASH

We are the largest potash company in the world by capacity, representing 22 percent of the global total. We also have investments in other potash-related companies that further enhance our exposure to this key nutrient.

With our multi-year expansion program completed, we can bring on more low-cost potash capacity than any other producer to meet rising demand. Our focus is to retain operational flexibility while remaining a low-cost supplier into key markets.

4	WE HAVE HIGH-QUALITY NITROGEN AND PHOSPHATE ASSETS

While potash is our primary nutrient and namesake, our portfolio includes all three essential crop nutrients.

We have nitrogen assets with access to lower-cost natural gas, proximity to key markets and a stable industrial customer base. In phosphate, we have the most diversified product offering in the industry, which has historically provided more favorable and stable returns.

2	PotashCorp 2016 Annual Integrated Report

Company

FINANCIAL & OPERATIONAL HIGHLIGHTS

Years ended December 31

	2016	2015	2014	2013	2012

(millions unless otherwise noted)
FINANCIAL
Sales	4,456	6,279	7,115	7,305	7,927
Gross Margin	830	2,269	2,647	2,790	3,410
Net Income	323	1,270	1,536	1,785	2,079
Net Income per Share – Diluted	0.38	1.52	1.82	2.04	2.37
Adjusted EBITDA [1]	1,417	2,598	3,087	3,342	3,938
Cash Additions to Property, Plant and Equipment	(893)	(1,217)	(1,138)	(1,624)	(2,133)
Cash Flow Return [2]	5.5%	10.7%	13.0%	15.0%	19.2%
Total Shareholder Return	12.4%	(49.0% )	11.6%	(16.4% )	(0.2% )

POTASH
Sales Volumes (thousand tonnes product)	8,644	8,772	9,346	8,100	7,230
Average Realized Price (per tonne)	158	263	269	332	424
Cost of Goods Sold (per tonne)	(105)	(111)	(113)	(136)	(152)
Gross Margin (per tonne)	53	152	156	196	272

NITROGEN [3]
Sales Volumes (thousand tonnes product)	6,373	5,926	6,352	5,896	4,946
Average Realized Price (per tonne)	217	322	374	377	438
Cost of Goods Sold (per tonne)	(163)	(206)	(218)	(225)	(254)
Gross Margin (per tonne)	54	116	156	152	184

PHOSPHATE
Sales Volumes (thousand tonnes product)	2,713	2,850	3,142	3,680	3,643
Average Realized Price (per tonne)	439	545	510	497	568
Cost of Goods Sold (per tonne)	(428)	(463)	(448)	(415)	(444)
Gross Margin (per tonne)	11	82	62	82	124

1 See reconciliation and description of this non-IFRS measure on Page 95

2 See reconciliation and description of this non-IFRS measure on Page 91

3 Includes inter-segment ammonia sales

Note: all amounts listed under Potash, Nitrogen and Phosphate exclude the impact of other miscellaneous and purchased products

PotashCorp 2016 Annual Integrated Report	3

CEO LETTER

“2016 was a year

that charted a path

forward, one that

positions us to be

successful in any

market conditions.”

4	PotashCorp 2016 Annual Integrated Report

Company

DEAR SHAREHOLDERS,

2016 was a transformative year for PotashCorp. Not only did we demonstrate how a market-responsive approach, commitment to operational excellence and focus on financial flexibility create resiliency amidst challenging market conditions, we also took important steps to strengthen our best-in-class assets and set a foundation for future success.

Strengthening our position can’t happen without ensuring the safety of our people. I’m proud to say that in 2016 we achieved the best safety results in our company’s history. We made significant progress in each of our safety priority areas and experienced no life-altering injuries. We introduced enhanced measures to help prevent serious injuries and fatalities and were recognized for a new program that empowers our front-line supervisors to be leaders in safety engagement. While our work to keep our employees safe is never done, our focus is making a difference.

During the year, we made the difficult but necessary move to optimize our potash portfolio by shifting capability to our lower-cost facilities. By suspending operations in New Brunswick and initiating operational changes at Cory, we will further reduce our cost profile in 2017 as we ramp up production at Rocanville, our lowest cost operation. At the same time, we reduced our dividend, with an aim to maintain strong credit ratings and enhance our financial flexibility.

We also announced a proposed Merger of Equals with Agrium, to create a highly synergistic, integrated nutrient production and retail distribution platform. We believe this opportunity will create tremendous value for our shareholders.

Importantly, 2016 was a year that charted a path forward, one that positions us to be successful in any market conditions, and enhances our ability to thrive as demand increases for our products – the building blocks of making plentiful possible.

PotashCorp 2016 Annual Integrated Report	5

OUR STRATEGY AND PERFORMANCE

Playing a key role in the global food solution and delivering long-term value for all our stakeholders requires strong performance in many areas. Our seven strategic priorities are vital to realizing our vision, and in 2016 we continued to deliver.

12.4%

total shareholder return

(Outperformed our peer group 1)

$1.3 billion

cash provided by

operating activities

PORTFOLIO & RETURN OPTIMIZATION

Outperformed

our competitors on customer surveys

in the areas of quality, reliability and service

57

educational seminars held

in the US and international markets, focused on the

benefits of our products and proper soil fertility

CUSTOMER & MARKET DEVELOPMENT

3%

annual employee turnover rate

demonstrating that our employees value

working at PotashCorp

Incentive plans

were enhanced

to better align pay and performance

with our strategic priorities

PEOPLE DEVELOPMENT

9%

reduction in our per-tonne cash

cost of goods sold in potash

(compared to 2015)

$135 million

annualized captured

procurement savings

(compared to 2014 levels)

OPERATIONAL EXCELLENCE

4.2 out of 5

on community surveys

in the areas of local investment,

safety and environmental performance

83%

rated our communications on par with or

better than other best-practice companies

as part of annual shareholder survey

STAKEHOLDER COMMUNICATIONS

& ENGAGEMENT

[1]	Weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM and Yara

6	PotashCorp 2016 Annual Integrated Report

Company

Exceeded rating

of best-in-class peers

on the Dow Jones Sustainability

World Index for corporate governance

Top quartile

ranking of governance practices

as determined by The Globe and Mail’s Board Games

GOOD GOVERNANCE

0

life-altering injuries

25%

reduction in the number of

environmental incidents

(compared to 2015)

SAFETY, HEALTH &

ENVIRONMENTAL EXCELLENCE

POSITIONED FOR THE FUTURE

Throughout the year, we continued to focus on positioning our company for long-term success:

•	Rocanville Expansion

Completion and ramp-up of our largest and lowest cost potash mine is expected to reduce cost of goods sold by approximately $10 per tonne in 2017 and increase our Canpotex allocation and future offshore sales potential.

•	Production Optimization

Optimization of our potash production from New Brunswick to our lower-cost Saskatchewan mines, along with operational changes at Cory, will reduce per-tonne cost of goods sold while ensuring we have adequate flexibility to meet rising customer needs.

•	Enhanced Distribution

Our Hammond Regional Distribution Center in Indiana was commissioned in May and offers 100,000 tonnes of additional potash storage capacity and space for up to 1,000 loaded railcars. We expect it to reduce rail cycle times and enhance our ability to serve our US customers.

•	Improved Financial Flexibility

With capital expenditures reduced to approximately $600 million in 2017, and a realigned dividend, we have enhanced financial flexibility and our balance sheet and credit ratings are well positioned.

•	Merger of Equals with Agrium

We expect our Merger of Equals with Agrium to create synergies of up to $500 million annually, greater earnings stability and new avenues for growth. With a broader range of high-quality products and more production locations, we will be better positioned to efficiently serve our customers.

Our company achieved a lot in 2016, and we are well positioned for the future. This couldn’t have happened without our employees. I offer my personal thanks for their valuable contributions to our company. I would also like to recognize the guidance and expertise provided by Jeffrey McCaig and Elena Viyella De Paliza, directors who are retiring from our Board after many years of service. At PotashCorp, we help nature provide, but it’s our people who ensure we can deliver the nutrients to feed a growing population.

Making plentiful possible is vital to more than 7 billion people around the world today, and by 2030 – only 13 years from now – it will be vital to another 1.2 billion. This is a significant challenge that makes clear the drivers of our business and our opportunity. As the largest producer of the nutrients that are responsible for half of all global crop yields, we are uniquely positioned to build value not only for our shareholders, but the countless others who depend on our enduring success.

Jochen Tilk

President and Chief Executive Officer

February 20, 2017

PotashCorp 2016 Annual Integrated Report	7

Management’s

Discussion &

Analysis

of Financial Condition and Results

of Operations (in US dollars)

To learn more, watch for the following icons:
WEB	potashcorp.com*
A	Annual Integrated Report
10K	Form 10-K
P	Proxy Circular
FS	Financial Statements

The following discussion and analysis is the responsibility of management and is as of February 20, 2017. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors. The term “PCS” refers to Potash Corporation of Saskatchewan Inc. and the terms “we,” “us,” “our,” “PotashCorp” and “the company” refer to PCS and, as applicable, PCS and its direct and indirect subsidiaries as a group. Additional information relating to PotashCorp (which is not incorporated by reference herein) can be found in our regulatory filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

Company

Our nutrients help farmers produce thriving crops that sustain people across the globe.

WHO WE ARE AND WHAT WE DO

PotashCorp is the world’s largest crop nutrient company by capacity, producing potash (K), nitrogen (N) and phosphate (P). These primary crop nutrients are vital to maintain the healthy and productive soils that make plentiful possible.

	2016	OUR OPERATIONS AND ASSETS	OUR PRODUCTS AND MARKETS	SHARE OF GLOBAL CAPACITY [1]	CONTRIBUTION TO GROSS MARGIN

K	POTASH	• Five large-scale, lower-cost potash mines and several decades of high-quality reserves in Saskatchewan; positioned to remain one of the lowest cost producers globally • One potash mine in New Brunswick currently in care-and-maintenance mode • Four potash-related equity investments in Asia, Latin America and the Middle East • Investment in Canpotex, the world’s premier potash exporter	• Produce nine different products; vast majority of production is granular and standard fertilizer • Product sold offshore by Canpotex, utilizing more than 5,000 railcars, three shipping terminals in British Columbia, Oregon and New Brunswick and a state-of-the-art railcar maintenance facility • Product sold within North America by PCS Sales, using 4,700 railcars and more than 200 owned or leased distribution points	22%	53%

N	NITROGEN	• Three US production facilities, near key customers, with access to lower-cost natural gas • One large-scale production facility in Trinidad with four ammonia plants and one urea plant	• Produce ammonia, urea, nitric acid, ammonium nitrate and nitrogen solutions, with a focus on industrial customers • Majority of product is sold in North America; offshore sales sourced primarily from Trinidad • Long-term, fixed-price ammonia vessel leases and access to six deepwater US ports enhance our flexibility and enable us to effectively manage transport costs	2%	43%

P	PHOSPHATE	• Two large, integrated mining and processing facilities and five smaller upgrading plants in the US • Long-term permits in place at Aurora for decades of mining; life-of-mine permit at White Springs	• High-quality rock allows us to produce the most diversified portfolio of products among our peers, including feed, industrial and fertilizers • Majority of product is sold in North America; proximity to customers allows us to minimize freight costs	3%	4%

1 Based on nameplate capacity on December 31, 2016, which may exceed operational capability

10	PotashCorp 2016 Annual Integrated Report

Company

With operations and investments in seven countries, PotashCorp is an international enterprise and a key player in making plentiful possible to help feed the world.

NUMBER OF EMPLOYEES*	SALES VOLUMES BY PRODUCT CATEGORY	SALES VOLUMES BY REGION

2,331

823

1,515

*	Includes employees within individual nutrient segments on December 31, 2016

PotashCorp 2016 Annual Integrated Report	11

KEY STAKEHOLDERS AND WHAT MATTERS MOST

Our Vision: To play a key role in the global food solution while building long-term value for all stakeholders

To achieve our vision and help make plentiful possible, we must not only be profitable for our shareholders but also understand and support the priorities of our other stakeholders. By helping our customers, employees, communities and suppliers prosper, we aim to ensure that everyone associated with our business can thrive. This is how we run our business, and this integrated report discusses how we create value for our stakeholders from both financial and non-financial standpoints.

12	PotashCorp 2016 Annual Integrated Report

Company

HOW WE CREATE VALUE AND WHAT WE REPORT

The priorities of our key stakeholders impact the way we approach value creation. As we consider the opportunities and challenges in our operating environment, these priorities shape our approach to setting strategy, managing risk and governing our actions. They also inform the depth and breadth of our reporting and the topics covered.

For more information on how we establish what matters most for reporting, refer to our Integrated Reporting Center.

WEB	potashcorp.com/irc/keytopics

Operating Environment

We highlight the opportunities and challenges we face in each nutrient and our company’s competitive advantages.

A	Page 16

Governance

We detail how PotashCorp is managed in a way that strives to build and protect value for all stakeholders.

A	Page 24

Strategy and Performance

We describe where we direct our efforts and resources to ensure we create long-term, sustainable value for our stakeholders. We discuss performance against targets and show what we are doing to achieve shared success.

A	Page 30

Risk

We outline key risks to our company and the way we seek to manage them on an ongoing basis.

A	Page 48

PotashCorp 2016 Annual Integrated Report	13

Our

Value Creation

Aaliyah Pacifique appreciates an abundant harvest at the PotashCorp Model Farm.

Operating Environment	16
Governance	24
Integrated Approach to Strategy and Risk	28
Strategy and Performance	30
Risk	48

LONG-TERM OPPORTUNITY

OPERATING ENVIRONMENT

Our growth is tied closely to the need to produce nutritious food for a growing population. To determine how to best position the company for long-term success, we carefully monitor agricultural trends, macroeconomic factors and market opportunities and challenges in each nutrient.

POPULATION GROWTH AND DIETARY CHANGES IMPACT FOOD DEMAND	WITH LESS ARABLE LAND PER CAPITA, FERTILIZERS ARE NEEDED FOR MORE PLENTIFUL YIELDS	THE NEED FOR OUR PRODUCTS IS GROWING

16	PotashCorp 2016 Annual Integrated Report

Value Creation

NEAR-TERM FACTORS

FERTILIZER AFFORDABILITY FOR FARMERS AFFECTS DEMAND FOR OUR PRODUCTS	GLOBAL SUPPLY, DEMAND AND PRODUCTION COSTS IMPACT OUR MARKET ENVIRONMENT	THESE FACTORS AFFECT MARGINS FOR OUR PRODUCTS

PotashCorp 2016 Annual Integrated Report	17

POTASH OPERATING ENVIRONMENT

USES			NUMBER OF MAJOR PRODUCING COUNTRIES*

Fertilizer Improves root and stem strength, water utilization and disease resistance; enhances taste, color and texture of food	Feed Aids in animal growth and milk production	Industrial Used in soaps, water softeners, de-icers, drilling muds and food products	[11]

* Countries producing more than 500,000 tonnes annually

INDUSTRY OVERVIEW

Economically mineable deposits are geographically concentrated	Regions that have historically under-applied potash will drive growth in demand	New capacity requires significant investment of time and money

•  Securing an economically mineable deposit in a country that has both political stability and available infrastructure presents significant challenges.

•  Producers in Canada and the FSU account for approximately 40 percent and 30 percent of capacity, respectively.

•  Crop production requirements and improving soil fertility practices – particularly in emerging markets where potash has been under-applied and crop yields lag – are expected to drive strong growth in potash demand.

•  Economic conditions and government policies in consuming regions can create variability in growth.

•  Entry into the potash business is challenging because building new capacity is costly and time-consuming.

•  Brownfield projects, especially those already completed, have a significant per-tonne capital cost advantage over greenfield projects.

Our Competitive Advantage	Our Competitive Advantage	Our Competitive Advantage
We have access to decades of high-quality, permitted potash reserves in a politically stable region with well-established infrastructure.

Canpotex is well positioned to efficiently supply its customers in approximately 35 countries around the world.

With a lower fixed-cost profile, we can cost effectively reduce production to respond to variability in demand.

With our expansions completed at a cost well below that of greenfield, we are the largest potash producer in the world by capacity, and have a lower-cost, growth platform that is paid for.

18	PotashCorp 2016 Annual Integrated Report

Value Creation

GLOBAL USE AS FERTILIZER	ESTIMATED LONG-TERM GROWTH RATE	GLOBAL PRODUCTION TRADED (KCI)	AVERAGE GROSS MARGIN*

~90%	2.5-3.0%	76%	63%

* PotashCorp 10-year percentage of net sales

Other key market facts

•	Asia and Latin America are the largest consuming regions, accounting for 48 percent and 20 percent, respectively.

•	Asia is the largest consumer of standard product, using it as a direct application fertilizer and in compound fertilizers.

•	Granular product is used in more advanced agricultural markets where it is typically blended with other crop nutrients.

•	Most product is sold on a spot basis; customers in certain countries – like China and India – purchase under contracts.

•	In offshore markets, Canpotex competes against producers such as APC, Belaruskali, ICL, K+S, SQM and Uralkali.

•	In North America, our key competitors are Agrium, Belaruskali, ICL, Intrepid, K+S, Mosaic, SQM and Uralkali.

PRIMARY POTASH MARKET PROFILE

Country/ Region	Growth Rate [1]	Offshore Imports [2] (MMT – 2016)	Domestic Producer Sales (MMT – 2016)	Main Consuming Crops
China	4.1%	6.6	7.2	Vegetables, rice, fruits, corn
India	0.1%	3.8	–	Rice, wheat, vegetables, sugar crops
Other Asia	4.6%	8.2	0.3	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	4.2%	9.6	1.9	Soybeans, sugar crops, corn
North America	0.2%	1.2	8.5	Corn, soybeans

1 10-year CAGR for consumption (2006-2016E)     2 Net imports; does not include product for re-export

Source:	CRU, Fertecon, IFA, PotashCorp

PotashCorp 2016 Annual Integrated Report	19

NITROGEN OPERATING ENVIRONMENT

	USES		NUMBER OF MAJOR PRODUCING COUNTRIES

Fertilizer	Feed	Industrial	~65
Essential for protein synthesis; speeds plant growth	Plays a key role in animal growth and development	Used in plastics, resins, adhesives and emission controls

    INDUSTRY OVERVIEW

Lower-cost energy is essential to success	Proximity to end markets provides advantages	Pricing can be volatile

• Natural gas can make up 70-85 percent of the cash cost of producing a tonne of ammonia.

• With lower-cost natural gas, the US, Russia, North Africa and the Middle East are major producing regions.

• Producers in China and Europe are typically higher-cost suppliers and play a significant role in determining global nitrogen prices.

• The need for expensive, specialized transportation vessels is an obstacle to economical transportation of ammonia over long distances.

• Global ammonia trade has historically been limited compared to urea, which can be more easily transported.

• With natural gas feedstock widely available, the nitrogen industry is highly fragmented and regionalized.

• Geopolitical events and the influence of Chinese urea exports can impact global trade.

• These factors typically make nitrogen markets more volatile than other fertilizer markets.

Our Competitive Advantage	Our Competitive Advantage	Our Competitive Advantage

Significant supply of lower-priced shale gas provides an advantaged cost position for our US nitrogen production. In Trinidad, our gas costs are indexed to Tampa ammonia prices, sheltering margins.	Our production facilities in the US and Trinidad are well- positioned to serve the key consuming regions of North America and Latin America.	We produce a broad range of nitrogen products and have a relatively stable industrial customer base. Sales to industrial customers make up approximately two-thirds of our total nitrogen sales volumes.

20	PotashCorp 2016 Annual Integrated Report

Value Creation

GLOBAL USE AS FERTILIZER	ESTIMATED LONG-TERM GROWTH RATE	GLOBAL PRODUCTION TRADED (NH3)	AVERAGE GROSS MARGIN*

~80%	1.5-2.0%	10%	36%

* PotashCorp 10-year percentage of net sales

Other key market facts

•	China and India are the largest-consuming countries, accounting for almost half of world consumption.

•	Capacity has recently expanded significantly in the US, reducing the need for offshore imports.

•	Volume of Chinese exports is an important factor for global urea pricing.

•	We compete in the US market with Agrium, CF Industries, CVR, Koch, LSB and OCI, along with offshore suppliers.

•	We compete in offshore markets with a wide range of offshore and domestic producers.

US NITROGEN MARKET PROFILE

Product	Fertilizer Use [1]	Non-Fertilizer Use	Production [2] (MMT – 2016)	Imports (MMT – 2016)	Key Supplying Countries/Regions
Ammonia	70%	30%	12.9	4.6	Canada, Russia, Trinidad
Urea	75%	25%	7.5	6.6	Africa, Canada, Middle East
UAN	99%	1%	11.3	2.7	Canada, Russia, Trinidad

1 Includes production upgraded into other fertilizer products

2 Includes urea liquor used to produce nitrogen solutions and diesel emission fluid (DEF)

Source:	USDOC, Blue Johnson, Fertecon, CRU, PotashCorp

PotashCorp 2016 Annual Integrated Report	21

PHOSPHATE OPERATING ENVIRONMENT

USES			NUMBER OF MAJOR PRODUCING COUNTRIES

Fertilizer Required for energy storage and transfer; speeds crop maturity	Feed Assists in muscle repair and skeletal development of animals	Industrial Used in soft drinks, food additives and metal treatments	~40

INDUSTRY OVERVIEW

High-quality, lower-cost rock is critical to long-term success	Raw material cost changes affect profitability	Changes in global trade impact market fundamentals

• Phosphate rock is geographically concentrated: China, Morocco and the US together produce 67 percent of the world’s supply.

• Approximately one-third of global producers are non-integrated and rely on purchased rock; those with direct access to a high-quality, lower-cost supply have a significant competitive advantage.

• Changing prices for raw material inputs – sulfur and ammonia – have historically resulted in production-cost volatility.

• Phosphate prices have historically reflected changes in the costs of these inputs, along with rock costs.

• With limited indigenous rock supply, India is the largest importer of phosphate in the world, and its demand can have a significant impact on global markets.

• Increased export supply from Morocco, Saudi Arabia and China has lowered US exports of solid fertilizers.

• US producers rely more on trade with Latin America and production of specialty phosphate products.

Our Competitive Advantage	Our Competitive Advantage	Our Competitive Advantage
We are an integrated producer with access to many years of high-quality, permitted phosphate reserves.	We sell feed and industrial phosphate products that require minimal ammonia as a raw material input.	We have the most diversified product offering in the industry and make more than 70 percent of our sales in North America.

22	PotashCorp 2016 Annual Integrated Report

Value Creation

GLOBAL USE AS FERTILIZER	ESTIMATED LONG-TERM GROWTH RATE	GLOBAL PRODUCTION TRADED (P2O5)	AVERAGE GROSS MARGIN*

~90%	1.5-2.0%	11%	21%

* PotashCorp 10-year percentage of net sales

Other key market facts

•	China and India account for more than 40 percent of global consumption.

•	With large deposits in Africa and the Middle East, geopolitical instability can affect investment and operating decisions.

•	Volume of Chinese exports is an important factor in global phosphate pricing.

•	We compete in fertilizer markets with Agrium, Mosaic and Simplot, and imports primarily from China, Morocco and Russia.

•	For feed and industrial sales, our major competitors are ICL, Innophos, Mosaic and producers from China and Russia.

KEY DAP/MAP MARKET PROFILE

Country/Region	Growth Rate [1]	DAP/MAP Production (MMT – 2016)	DAP/MAP Imports (MMT – 2016)	Main Crops

China	0.5%	26.4	0.3	Vegetables, corn, wheat
India	1.7%	4.4	4.3	Rice, wheat, oilseeds
Other Asia	2.4%	0.9	4.8	Rice, wheat, oil palm
Latin America	4.8%	1.9	5.9	Soybeans, corn, sugar crops
North America	0.5%	9.1	1.4	Corn, wheat, soybeans

1 10-year CAGR for consumption (2006-2016E)

Source:	CRU, IFA, PotashCorp

PotashCorp 2016 Annual Integrated Report	23

GOVERNANCE

In fulfilling its oversight responsibilities, our Board of Directors’ commitment to excellence in governance permeates our overall approach to business. Whether it’s shaping the Core Values that guide our actions or ensuring we have the right value-enhancing strategies and risk processes, the Board fosters a culture that encourages us to uphold the highest ethical standards and strive for excellence in our business practices in order to build long-term value for all our stakeholders.

FOCUSING ON GOOD GOVERNANCE

In 2016, we continued to advance our governance practices. Some of these are highlighted below:

CORE VALUES

Our Core Values are the principles that guide the behavior and actions of our people as we seek to achieve our corporate goals. They articulate the expectation that we will hold ourselves to the highest standards and consider factors beyond financial performance when evaluating our opportunities and success.

During the year, we updated our Core Values to better reflect our focus in the areas of:

• Safety, health, environment and security, particularly to proactively encourage healthy lifestyle choices by our employees

• Innovation, including technology, reliability and productivity

• Diversity, training and leadership development

INTEGRITY We do the right thing.	SAFETY, HEALTH & ENVIRONMENT We put people and the environment first.	PERFORMANCE We strive for superior results.	IMPROVEMENT & INNOVATION We get better every day.	GROWTH & DIVERSITY We help each employee succeed.	COMMUNICATION & COLLABORATION We connect with others.

For additional information on our Core Values, visit  WEB  potashcorp.com/corevalues_codeofconduct

24	PotashCorp 2016 Annual Integrated Report

Value Creation

DIVERSITY & INCLUSION

We believe that diversity brings broader perspectives and experiences that enhance decision-making within the company and contribute to long- term success.

We reframed our Board diversity objectives in 2015 to maintain at least 30 percent representation by women and ensure that at least half the qualified candidates considered for open Board positions are female. We continued this direction in 2016 and adopted a company-wide Diversity and Inclusion Policy. It includes long-term targets for gender and Aboriginal representation within our workforce.

A Page 41

BOARD EVALUATION

Beyond internal evaluation processes, which are described in our Management Proxy Circular, the Board commissioned an external evaluation of its practices and performance by a corporate governance expert in 2016. The primary objective was to independently assess current practices and performance to identify areas of strength and opportunities for improvement.

The evaluation – conducted by the National Association of Corporate Directors – reinforced that PotashCorp’s Board continues to perform at a very high level. Detailed findings were discussed with the Board and management late in 2016, and recommendations were subsequently evaluated and implemented by the Board and its committees.

PotashCorp 2016 Annual Integrated Report	25

ENSURING EFFECTIVE OVERSIGHT OF STRATEGY AND RISK

One of the key responsibilities of the Board is overseeing the successful execution of strategy and management of risk. In 2016, significant strides were made in advancing the company’s defined strategy.

99%

PotashCorp shares

voted in favor

of Merger of Equals

with Agrium

Launching Merger of Equals with Agrium

As part of their continuing mandate to strengthen the company and enhance value for shareholders, the Board and senior management assess strategic opportunities on an ongoing basis.

In early 2016, the Board, with input from management and external advisors, reviewed the strategic rationale of a business combination with Agrium, reaching consensus that work on a potential transaction should continue.

In September, holding a shared view that the combination would unlock significant shareholder value, the Board unanimously approved the transaction. In November, PotashCorp shareholders overwhelmingly approved the proposed Merger of Equals with Agrium, with more than 99 percent of shares voted at the meeting voting in favor of the transaction.

Enhancing our employee compensation program

Following an extensive review, the human resources and compensation committee of the Board – together with input from its independent compensation consultant and management – implemented a number of compensation program changes in 2016. These were designed to create an incentive compensation program that is more competitive, engaging, cost-effective and aligned with the company’s corporate strategy. In addition, a new performance management system was adopted to better facilitate and track progress against corporate and individual objectives.

 P  Proxy Circular

Advancing our innovation platform

During the year, an internal review was conducted to identify opportunities to drive a more standardized approach to innovation across the organization. As part of this process, the Board and management aligned their understanding of the potential role of innovation, established key focus areas and defined a path and timeline to improve capabilities.

26	PotashCorp 2016 Annual Integrated Report

COMMITTED TO EXCELLENCE

A LONG-STANDING COMMITMENT TO GOOD GOVERNANCE

For the benefit of all stakeholders, we proactively pursue excellence in corporate governance. This means that when we identify practices that add value for the company and our stakeholders, we often go beyond common standards and legal requirements. Some of our long-standing best practices include:

•	Say on Pay vote on executive compensation held annually since 2010, with highly supportive shareholder approvals since inception

•	Majority voting policy to elect Board members (since 2006)

•	Voluntary compliance with the more rigorous Board independence provisions of the New York Stock Exchange governance standards
•	Commitment to conducting periodic external Board evaluations

•	Early adoption of integrated reporting, extending discussion beyond financial performance to include a more holistic discussion of value creation

For a comprehensive discussion of PotashCorp’s corporate governance practices, refer to our Management Proxy Circular and our Integrated Reporting Center.

 P  Proxy Circular    WEB  potashcorp.com/irc/governance

50

Corporate reporting awards

received from CPA Canada

over the past 24 years

4

Consecutive years

recognized as one of the best annual

reports in the world by reportwatch.com

9 times

Over the past 10 years

recognized as one of the top 10

Canadian companies by The Globe and

Mail’s annual Board Games rankings

87

Governance score

vs best-in-class peers score of 82 on the

Dow Jones Sustainability World Index

(score out of 100)

Value Creation

PotashCorp 2016 Annual Integrated Report	27

INTEGRATED APPROACH TO STRATEGY AND RISK

In a complex business environment, it is critical that we understand the interconnection of strategy, risk and value creation. At PotashCorp, this link is formalized through purposeful alignment of our strategy and risk management processes – which ensures we are always striving to provide meaningful returns to those who depend on us.

Our strategy and risk frameworks are integrated and enable us to anticipate and adapt to opportunities and risks in a volatile and uncertain global marketplace. Our long-term objectives and strategic priorities – and associated risk mitigation plans – are aligned throughout the organization, from our corporate actions to those of our functional areas.

28	PotashCorp 2016 Annual Integrated Report

Value Creation

STRATEGY FRAMEWORK

Governance

Our Board of Directors provides guidance and oversight, while management defines and executes strategy. It begins with devising and executing ideas that use, or redeploy as necessary, our capital and resources in the most value-enhancing manner at each level of the organization.

Corporate Strategy

From a corporate strategy perspective, we continually evaluate our existing businesses and new opportunities, allocating capital toward those that we believe create the greatest long-term value.

Business Unit Strategy

Our business units devise and execute plans that seek to extract the maximum value from our potash, nitrogen and phosphate assets.

Functional Strategy

Our functional strategies – guided by seven strategic priorities designed to deliver value for all stakeholders – support our broader corporate and business unit strategies by ensuring we have the right processes, people and plans in place for sustainable success.

For further details on strategy, see  A  Page 30

RISK FRAMEWORK

Governance

Our integrated approach to managing risk recognizes the need for clear, timely direction and support from our Board and senior management, as well as business unit and functional management. Risks are monitored and challenged. Where necessary or prudent, we take on additional risk or reduce our risk exposure to achieve our objectives.

Strategic Risk Management

Our starting point for managing risk is our strategic planning process. Our risk framework ensures that we evaluate and consider ways to create or optimize value for the company by continually testing our strategy: observing, analyzing and anticipating macroeconomic, industry-specific, regional and local developments. Importantly, we also consider what we do not know – whether it is a risk that could disrupt the assumptions at the core of our strategy or other conditions we cannot readily observe, such as our competitors’ actions, innovations or customer preferences. Consideration of these uncertainties, risks and opportunities allows us to evolve our strategy to continually respond to or navigate through them.

Functional Risk Management

Functional risk management processes are focused on value protection by managing risks we face in achieving the objectives of our chosen strategy and new risks resulting from that strategy. We continually identify, measure, assess, respond to and monitor risks and uncertainties that could impact value. We seek to proactively mitigate risks that exceed our appetite and tolerance, and accept risks we believe are manageable and appropriate in relation to expected opportunities. These risks and opportunities are regularly monitored for changes and further action is taken if necessary.

For further details on risk, see  A  Page 48

PotashCorp 2016 Annual Integrated Report	29

STRATEGY AND PERFORMANCE

Creating superior shareholder value is essential to ensure we can make plentiful possible for all our stakeholders. Strong and sustainable earnings growth – coupled with a premium valuation multiple – rewards our shareholders and, at the same time, allows us to focus on our broader social and environmental responsibilities. Our seven strategic priorities determine where we focus our efforts to create long-term value for all those associated with our business.

OUR LONG-TERM OBJECTIVE

Create superior shareholder value by:

GROWING EARNINGS AND CASH FLOW WHILE MINIMIZING VOLATILITY	PROTECTING AND ENHANCING A PREMIUM VALUATION MULTIPLE	MAINTAINING THE TRUST AND SUPPORT OF OUR STAKEHOLDERS
Financially, we prioritize earnings growth and investment opportunities in potash while complementing that business with other best-in-class assets.

For additional information on our sustainability performance, refer to our GRI content index in our Integrated Reporting Center.

WEB potashcorp.com/irc/gri

30	PotashCorp 2016 Annual Integrated Report

Value Creation

SUMMARY SCORECARD	Achieved	Not achieved	On track

TARGET METRIC	RESULT
	2016	2015	2014	2013	2012
PORTFOLIO & RETURN OPTIMIZATION
Total shareholder return (TSR) vs peers						A	Page 32
TSR vs DAXglobal Agribusiness Index (DXAG)
Cash flow return (CFR) vs sector
OPERATIONAL EXCELLENCE
Potash per-tonne cash cost savings				–	–	A	Page 34
Procurement savings		–	–	–	–
Ammonia reliability rate		–	–	–	–
CUSTOMER & MARKET DEVELOPMENT
Customer survey score						A	Page 36
Enhance market development initiatives			–	–	–
STAKEHOLDER COMMUNICATIONS & ENGAGEMENT
Community investment						A	Page 38
Community survey score
Shareholder survey score		–	–	–	–
PEOPLE DEVELOPMENT
Employee engagement score		–		–		A	Page 40
Annual employee turnover rate		–	–
Implement Diversity and Inclusion Policy			–	–	–
GOOD GOVERNANCE
Top quartile of governance practices			–	–		A	Page 42
SAFETY, HEALTH & ENVIRONMENTAL EXCELLENCE
Life-altering injuries at our sites
Total recordable injury rate						A	Page 44
Total lost-time injury rate			–	–	–

Greenhouse gas emissions per tonne of nitrogen product						A	Page 46
Environmental incidents
Water consumption per tonne of phosphate product				–

Note: Historical financial and non-financial data available in 11 year data on Page 92.

“–” indicates no stated target in noted year

PotashCorp 2016 Annual Integrated Report	31

Portfolio & Return Optimization

Maximize returns for our assets and explore other value creation opportunities

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Exceed TSR performance for our sector* and the DXAG

• PotashCorp’s TSR of 12.4 percent exceeded the sector return of 7.6 percent due primarily to improving potash fundamentals in the second half of 2016.

• Despite exceeding the sector return, our TSR was slightly below the DXAG return of 12.5 percent.

Exceed CFR[1] for our sector*		• Our 2016 CFR of 5.5 percent was below the sector average, driven primarily by weaker cash flow generation.

Expand and further develop innovation teams for each nutrient

• In 2016, we conducted an evaluation to benchmark our corporate innovation practices to best-in-class peers. We are internalizing what we’ve learned from this process as we seek to improve our approach to innovation and further develop our capabilities.

* Sector: weighted average (based on market capitalization) for Agrium, APC, CF Industries, ICL, Intrepid, K+S, Mosaic, SQM and Yara for most recent four fiscal quarters available

1 See reconciliation and description of this non-IFRS measure on Page 91

2017 TARGETS

•	Exceed TSR performance for our sector and the DXAG

•	Exceed CFR for our sector

32	PotashCorp 2016 Annual Integrated Report

TAKING ACTION

Market-responsive potash approach

We produce to meet the needs of our customers as we believe this approach to the market provides the best opportunity to generate the greatest long-term value for our shareholders. In 2016, we responded to challenging market conditions by indefinitely suspending production at our Picadilly, New Brunswick operations and initiating operational changes at Cory. We also took temporary shutdowns at a number of our Saskatchewan operations to manage inventories during the year.

Nitrogen and phosphate optimization

We strive to allocate our production toward the combination of products that provides the greatest gross margin with the least volatility. In nitrogen, our focus is on industrial markets and ensuring that product can be reliably and competitively supplied under long-term contracts. In phosphate, we focus on specialized feed and industrial products and niche liquid fertilizers.

Merger of Equals with Agrium

During the third quarter of 2016, the company entered into an Arrangement Agreement with Agrium to combine businesses in the Proposed Transaction, which is designed to:

Bring together world-class nutrient production assets and retail distribution, providing an integrated platform with multiple paths for growth;

Create up to $500 million of annual run-rate operating synergies within 24 months of closing;

Enhance financial flexibility through the use of a strong balance sheet and improved cash flows, enabling the support of growth initiatives and shareholder returns; and

Leverage best-in-class leadership and governance through the combination of two experienced teams that are focused on creating long-term value.

During the fourth quarter, shareholders of both companies overwhelmingly approved the Proposed Transaction and the Ontario Superior Court of Justice issued a final order approving it.

From a regulatory standpoint, we continue to cooperate with the various enforcement agencies in their reviews. We have received clearances in Brazil and Russia, and continue to work on obtaining approval from China, India, Canada and the US.

Upon closing of the Proposed Transaction – which is anticipated mid-2017 – PotashCorp and Agrium will become indirect, wholly owned subsidiaries of a new parent company. PotashCorp shareholders will own approximately 52 percent of the new company and Agrium shareholders will own approximately 48 percent.

Value Creation

PotashCorp 2016 Annual Integrated Report	33

Operational Excellence

Improve our competitive position through reliability, productivity and flexibility

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Achieve potash cash cost savings of $20-$30 per tonne from 2013 levels by 2017 (excluding the impacts of foreign exchange and royalties)		• We expect to achieve our target in 2017 as we ramp up our Rocanville expansion, which was completed in 2016.

Track procurement effectiveness and capture cumulative savings of $125 million from 2014 levels by the end of 2016		• We have captured $213 million in cumulative procurement savings since 2014.

Achieve 96 percent operating rate [1] for all US nitrogen plants and 88 percent in Trinidad		• Our ammonia reliability rate was 97 percent in the US and 94 percent in Trinidad for 2016.

[1]	The company has clarified that the target refers to ammonia reliability rate, its focus in the nitrogen segment. Operating rate is defined as actual production divided by capacity. Reliability rate is defined as actual production divided by capacity, less non-reliability downtime.

2017 TARGETS

•	Achieve potash cash cost savings of $20-$30 per tonne from 2013 levels by 2017 (excluding foreign exchange and royalties)
•	Capture direct and indirect annualized procurement savings of $170 million from 2014 levels by the end of 2017
•	Achieve a 95 percent ammonia reliability rate for our nitrogen division

34	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Optimizing potash production

Our cash cost of goods sold decreased compared to 2015 due primarily to the shift of production to our lower-cost Saskatchewan mines and the impact of foreign exchange, which more than offset closure-related costs at our Picadilly mine.

Capital expenditures under our multi-year potash expansion program are complete and Rocanville is in the final stages of ramp-up. It will provide additional low-cost production flexibility to meet future customer needs and allow us to increase our Canpotex allocation. We expect cash cost of goods sold to decline further in 2017 as we source a greater proportion of production from Rocanville.

In 2017, we expect to have 10.1 million tonnes of operational capability, maintaining flexibility to meet demand should it exceed our current sales volumes estimate. With the ability to restart idled capacity if market conditions warrant, we believe we are best positioned to meet long-term growth in global demand.

Increasing efficiencies and productivity

In nitrogen, a key focus is to improve our cost position by achieving energy and labor efficiencies through innovation and process improvements. In phosphate, at our Aurora facility we continue to benefit from initiatives to lower rock mining costs and refine our mining and recovery techniques. Across all three nutrients, we are working to better share and standardize maintenance processes to strengthen the reliability of our operations.

In addition, we have transformed the way PotashCorp sources goods and services. Establishing a new center-led approach to procurement has enabled us to improve our supplier relationships, leverage our size and scale to generate significant cost savings, create connections to improve the way we operate and provide our operating sites with new capabilities.

~$10

Estimated reduction in potash per-tonne

cost of goods

sold in 2017

(compared to 2016)

PotashCorp 2016 Annual Integrated Report	35

Customer & Market Development

Encourage product demand and support customer growth

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Outperform competitor groups on quality, reliability and service as measured by customer surveys

• We outperformed our competitors in quality, reliability and service in 2016. Our average customer survey score was 89 percent compared to 72 percent for our peers.

• Our sales team continued to rank higher than competitors in service and knowledge of products, customers and the industry.

Support development of existing and new markets with initiatives in education, sales and supply chain enhancements

• Our sales and agronomy teams held 57 seminars in the US and international locations, communicating the benefits of our products and proper soil fertility.

• Our eKonomics ROI calculator was named one of the top apps in CropLife’s list of ‘Agriculture apps that will help you farm smarter in 2017.’

Successfully integrate Hammond, Indiana distribution facility into our North American marketing strategy		• In 2016, we completed construction of our Hammond distribution facility and we are using it to more efficiently deliver potash to our US customers.

2017 TARGETS

•	Outperform competitor groups on quality, reliability and service as measured by customer surveys
•	Support development of existing and new markets with enhancements in education, sales and the supply chain

 25%

Reduction in net potash

railcar transit time to the

Chicago interchange

due to our Hammond

facility

36	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Encouraging potash consumption growth

We explore and invest in market development opportunities primarily through Canpotex and our membership in the International Plant Nutrition Institute to encourage consumption growth in places that have historically under-applied potash, such as Africa, China and India.

Optimizing potash infrastructure

In North America, we added 700 new railcars to our domestic potash fleet and now own approximately 3,000 custom-built high-capacity cars, which increases volumes per trainload. With construction of our regional distribution center in Hammond now complete, we can serve key markets in the US more efficiently.

Our offshore sales are made through Canpotex where our current sales allocation is 51.6 percent. This allocation is expected to grow in the second half of 2017 following the completion of our Rocanville capacity audit. Canpotex currently has export capability of approximately 19 million tonnes annually, which is projected to increase to 20 million tonnes with the expansion of its Portland terminal, expected to be complete in 2017.

Capitalizing on future nitrogen opportunities and maximizing returns

We seek opportunities to enter new market segments where we have a competitive advantage. We have been expanding in the diesel emission fluid (DEF) market, leveraging our ability to produce high-quality products in an area with strong demand. Our expanded Lima facility is expected to further enhance our ability to serve this profitable and growing market.

Evaluating new fertilizer products to meet customer needs

We continue to explore opportunities to differentiate our products in response to changing needs of our customers. In 2016, we evaluated opportunities to integrate new product offerings into our portfolio through investment and partnerships and are working to leverage such opportunities in 2017.

Farmers value business analysis. Our user-friendly eKonomics website features concise summaries of the latest crop nutrition research, tips and tools for more productive soils, industry news, commodity futures prices, rainfall data, as well as our Nutrient ROI Calculator and Nationwide Nutrient Balance Analysis – both industry firsts exclusive to PotashCorp.

PotashCorp 2016 Annual Integrated Report	37

Stakeholder Communications & Engagement

Earn stakeholder trust through strong communications and engagement

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Invest 1 percent of consolidated income before income taxes (on a five-year rolling average) in community initiatives

• We invested $15 million in community initiatives, representing more than 1 percent of 2016 pre-tax income, but fell short of our five-year rolling average target after realigning our spending with current market conditions during the year.

• We refined our community investment objectives to better match our business priorities of community building, education and training, and food solutions.

Achieve 4 (performing well) out of 5 on surveys of community leaders

• We achieved an average score of 4.2 out of 5 among surveyed communities.

• Our communities continue to acknowledge us as a key contributor to their local economies and appreciate our commitment to employment, safety and environmental stewardship.

Achieve rating on third-party annual shareholder survey that exceeds 2015 results for quality of communications

• We achieved an average score of 8 out of 10 on quality of communications with the investment community, an improvement from our 2015 results.

• 83 percent of respondents rated our communications on par with or better than other best-practice companies.

2017 TARGETS

•	Achieve 4 (performing well) out of 5 on surveys of community leaders
•	Outperform competitor group on quality of communications and responsiveness as measured by investor surveys

8

Quality of shareholder

communications as

determined by 2016

annual survey

(average score out of 10)

38	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Building relationships with our communities

Our stakeholders are critical to our long-term success, and we support them by improving the quality of life in our communities. In 2016, we continued our support of school nutrition programs, food banks, our Trinidad Model Farm and other initiatives related to food security. We also supported a number of Aboriginal initiatives, community-building events and funded scholarships that help develop the workforce of the future.

Engaging with our shareholders

Each year we engage a third party to survey a sample of current and potential shareholders to gain additional insight into perceptions of our company, industry and quality of communications. While we proactively ask for feedback over the course of the year, this annual process allows us to formally benchmark shareholder perceptions so we can address their concerns and improve our performance. We monitor changes over time and ensure investor views are communicated to our management team and the Board.

In 2016, we also asked shareholders to rank key topics in all seven of our strategic priorities to better understand what is most important to them. This information will be combined with similar input from other key stakeholders to give us a holistic picture of what matters most to those who depend on our company, allowing us to improve our communications and reporting.

Partnering with our suppliers

We continue to explore opportunities to connect with our suppliers in new and meaningful ways. This helps us improve performance while focusing on safety, the environment and our other core values.

Our procurement strategy is strongly aligned with our diversity and inclusion objectives. We have an objective to allocate 30 percent of our local purchasing in Canada to Aboriginal suppliers by 2020.

$9M

Invested annually in

food security-related

initiatives

(3-year average)

PotashCorp 2016 Annual Integrated Report	39

People Development

Attract, develop and retain engaged employees

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Achieve an average employee engagement score of 75 percent on the company-wide biennial survey

• We achieved our target with an average employee engagement score of 75 percent on our 2016 survey, which represents a 12 percent increase from our 2014 results.

• We have made strides over the past two years to improve our internal communications and will review our 2016 results to look for areas of further improvement.

Maintain an annual employee turnover rate of 5 percent or less		• Our 2016 annual employee turnover was 3 percent, which demonstrates that our employees value working at PotashCorp.

Implement Diversity and Inclusion Policy through training and communication initiatives		• In 2016, we began advancing our diversity and inclusion priorities through focused communication and training initiatives, and we will continue our work in this area.

2017 TARGETS

•	Have 95 percent of salaried staff submit and review business goals and individual development plans through our new performance management process

•	Maintain an annual employee turnover rate of 5 percent or less

•	Achieve progress toward our diversity priorities of increasing the representation of women in management to 25 percent or more by 2025 and becoming representative of Aboriginal people in our Canadian operations by 2020

12%

Increase in company-

wide employee

engagement score

(compared to 2014)

40	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Managing performance

In 2016, we designed and implemented a new global performance management process, along with a supporting talent management system. This will help us design performance plans for our staff employees, including business goals and an individual development plan, by the end of 2017. Our goal is to provide clarity for performance and behavioral expectations, with an increased focus on coaching and guided development to support employee growth.

Enhancing employee communications

Based on feedback from our employees, we have taken steps to enhance our internal communications. This includes keeping employees informed of events and changes in our company in a timely and interactive manner through in-person meetings, videos and written communications. We also provide employees with updates on performance, development and compensation.

Growing our diverse workforce

We recognize that having a diverse workforce enhances our organizational strength and better reflects our stakeholders. In 2016, we adopted our global Diversity and Inclusion Policy, which includes long-term initiatives to increase representation of women in management across our operations and increase the representation of Aboriginal people in all our Canadian operations.

Developing our employees

In 2016, PotashCorp introduced a new global leadership development framework so employees at all levels could develop skills in this area. Activities include formal learning opportunities, such as classroom training and development, along with self-directed learning, which allows employees to take ownership of their own professional development.

22%

Increase in management positions held by women

(compared to 2015)

PotashCorp 2016 Annual Integrated Report	41

Good Governance

Foster a culture of accountability, fairness and transparency

2016 PERFORMANCE

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Remain in the top quartile of governance practices as measured by external reviews

• We ranked in the top quartile of governance practices in The Globe and Mail’s annual Board Games.

• Our governance practices were highly ranked by the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index.

• Our 2015 Annual Integrated Report was ranked fifth globally by reportwatch.com and received the Award of Excellence in Financial Reporting from CPA Canada.

2017 TARGETS

•	Remain in the top quartile of governance practices as measured by external reviews

2015 Annual

Integrated Report

ranked fifth in the world

42	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Leading governance practices

Our governance score from our 2016 RobecoSAM Corporate Sustainability Assessment far exceeded both the average for our industry and the average score of Dow Jones Sustainability World Index members, a best-in-class benchmark representing approximately 250 of the top companies globally. The areas where we are most progressive are related to Board composition, diversity and disclosure.

Focusing on Board composition and education

The PotashCorp Board and management team bring a broad range of complementary skills and perspectives that allow us to better identify areas of value creation and potential challenges. To ensure our Board members have the best information available to them regarding our company and industry, we provide and support internal and external education opportunities.

We value diversity and believe it enhances our organization by bringing new perspectives and skills. In 2016, women represented 31 percent of our Board and 20 percent of our management positions. To further our efforts in this area, we adopted a company-wide Diversity and Inclusion Policy in 2016 with the aim of developing a more representative workforce, including enhancing female and Indigenous representation across our organization.

Aligning compensation with stakeholder interests

To ensure alignment with the interests of shareholders, our Board members are required to own shares or deferred share units (DSUs) with a value equal to at least five times their annual retainer. We believe an ownership mentality is important for management as well, and have a similar stipulation for our executives – with higher share ownership requirements for more senior roles – including our CEO, whose requirement is five times base salary.

For a comprehensive picture of PotashCorp’s corporate governance practices, refer to our Management Proxy Circular and our Integrated Reporting Center.

 P  Proxy Circular    WEB  potashcorp.com/irc

93

Score (out of 100) on The Globe and Mail’s annual Board Games

PotashCorp 2016 Annual Integrated Report	43

Safety, Health & Environmental Excellence

Be relentless in pursuit of the safety of our people and protection of the environment

2016 PERFORMANCE – SAFETY AND HEALTH

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

Achieve zero life-altering injuries at our sites

• There were no life-altering injuries at any of our sites in 2016. As safety is our top priority, we continue to increase our efforts to prevent serious injuries and fatalities (SIF) at our sites so our employees and contractors can return home safe every day.

Reduce total recordable injury rate to 0.85 (or lower) and total lost-time injury rate to 0.09 (or lower)

• Our total recordable injury rate was 0.87. Although we narrowly missed our target, the rate decreased 14 percent from 2015 and is our lowest on record.

• We achieved our total lost-time injury rate target with a rate of 0.08, our second-lowest on record.

• During the year we focused on four key priorities: leadership training, SIF prevention, pre-job hazard assessments and work pausing.

By 2018, become one of the safest resource companies in the world by achieving recordable injury and lost- time injury rates in the lowest quartile of a best-in-class peer group*

• We continue to achieve improvements in our total recordable injury rate while our total lost-time injury rate is one of the lowest in the industry.

• While we maintain our overarching objective to be one of the safest resource companies in the world, our primary focus going forward will be on SIF prevention, with targets aimed at continually improving our injury rates and avoiding life-altering injuries.

*	Simple average based on most recent publicly available data from a sample of 16 leading global resource companies

2017 TARGETS – SAFETY AND HEALTH

•	Achieve zero life-altering injuries at our sites
•	Reduce total recordable injury rate to 0.75 or lower
•	Reduce total lost-time injury rate to 0.07 or lower

44	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Driving change on serious injuries and fatalities

To ensure our safety program remains best-in-class, we introduced an enhanced SIF prevention program focused on proactive and reactive processes. Our reactive prevention program helps ensure that in-depth investigations are performed on all potential SIF incidents and that the strongest possible controls are put in place to prevent them from recurring. Our proactive prevention program is focused on discovering potential occurrences in routine work and mitigating them before something happens.

While our aim is preventing all injuries, no matter how minor, we are increasingly focused on SIF prevention.

Highlighting the “H” in SH&E

In 2016, we undertook an initiative to enhance our corporate health and wellness program, which included reviewing health and wellness best practices at our sites for inclusion in our program. We also established a corporate steering committee and increased education through our new health and wellness website for employees and their families.

 WEB  potashcorphealth.com

Coaching for safety engagement

A cornerstone of our safety program and one of our four key safety priorities is leadership. For our safety culture to evolve, we have to influence what happens at the worker level – where the majority of our safety exposures exist. We recognize that front-line supervisors have the largest influence on what happens at this critical grassroots level. Our objective is to enable each front-line supervisor in our company to become an expert in safety engagement.

We are proud that this program won the Queen’s University Industrial Relations Center Professional Development Award at the 2016 Canadian HR Awards.

33%

Decrease in our

total recordable

injury rate

(since 2012)

PotashCorp 2016 Annual Integrated Report	45

Safety, Health & Environmental Excellence

Be relentless in pursuit of the safety of our people and protection of the environment

2016 PERFORMANCE – ENVIRONMENT

Achieved	Not achieved	On track

TARGET	RESULT	DISCUSSION

By 2018, reduce GHG emissions per tonne of nitrogen product by 5 percent from 2014 levels

• Our GHG emissions per tonne of nitrogen product decreased by 13 percent compared to 2014 levels. This was mainly a result of enhanced emission controls at our largest nitric acid plant and more CO2 sold as product and consumed in urea production.

By 2018, reduce environmental incidents by 40 percent from 2014 levels		• In 2016 we had 18 incidents, a 25 percent decrease from 2014 levels. With our continued focus on identifying and implementing best practices, we believe we are on track to meet our 2018 target.
By 2018, reduce water consumption per tonne of phosphate product by 10 percent from 2014 levels

• Our water consumption increased by 23 percent compared to 2014 levels, mainly as a result of a drought at our White Springs facility, which recycles rainwater for use in operations. Although our water consumption increased from 2014 levels, we expect to meet our target due to reductions from our Eagle Creek water recycling project at White Springs, which became operational in the fourth quarter of 2016.

2017 TARGETS – ENVIRONMENT

•	By 2018, reduce GHG emissions per tonne of nitrogen product by 5 percent from 2014 levels
•	By 2018, reduce environmental incidents by 40 percent from 2014 levels
•	By 2018, reduce water consumption per tonne of phosphate product by 10 percent from 2014 levels

46	PotashCorp 2016 Annual Integrated Report

Value Creation

TAKING ACTION

Reducing our environmental impact

To ensure we are minimizing our environmental impact, we have increased our focus on engaging employees in four key environmental priorities. These are identifying and mitigating environmental hazards before every job, regularly stopping during jobs to check for new or missed environmental hazards, identifying and eliminating significant environmental hazards, and focused environmental leadership.

Elevating our environmental practices

We continue to identify, communicate and implement best practices at all our sites. We have developed and are implementing a series of environmental leading indicators to measure our current practices, with the goal of reducing our reportable environmental incidents. These indicators will focus on environmental professionals’ time in the field and environmental incident root-cause corrective actions.

Auditing and site assessments

To affirm our environmental excellence and compliance with regulatory requirements, we regularly conduct site assessments and audits of our operations. During the year, we developed an enhanced auditing program that will be used consistently at all our operating sites. This program will provide us with a better understanding of the severity of audit findings so we can improve environmental performance. Further, we have independent third-party environmental audits conducted biennially at each of our sites.

Reducing serious environmental incidents

We currently report our environmental incidents based on regulatory reporting requirements regardless of the nature or severity of the incident. While we want to prevent all environmental incidents, no matter how minor, our focus is increasingly on preventing serious incidents. We are developing an internal severity and consequences classification matrix to assist in classifying our reportable incidents.

91%

Water recycled

company-wide in 2016

(compared to total water use)

PotashCorp 2016 Annual Integrated Report	47

RISK

OUR RISK MANAGEMENT APPROACH

In line with our commitment to enhance the maturity of our risk management program, in 2016 we pursued improvements in each area of our risk management framework outlined on Page 28. Key activities included:

48	PotashCorp 2016 Annual Integrated Report

Value Creation

RISK PROFILE AND KEY RISKS

PotashCorp uses a risk management ranking methodology to assess the key risks specific to our company. Risks with A or B residual ranking are monitored closely and viewed as key risks, as are those for which we identify elevated changes within C, D or E residual ranking, with implications that could cause a deviation from the desired strategic results. We place a high priority on preserving and maintaining our reputation. Potential damage to our reputation is a significant consequence we consider in our assessment of key risks and our related risk management approaches as outlined on Pages 50 to 55.

Our key risks, in terms of residual severity of consequence and likelihood, are displayed as follows:

PotashCorp 2016 Annual Integrated Report	49

Change in Risk Ranking from 2015 AIR:	Stable	Increased	Decreased

Note: Brighter sections below indicate the strategic priority (Page 30) and nutrients/investments (Page 11) impacted by the risk. Faded sections mean the strategic priority and nutrients/investments are not significantly affected by the risk.

Risk: Extreme loss	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: B	• Operational Excellence • Customer & Market Development • Safety, Health & Environmental Excellence	K N P I
Description and Context	Risk Management Approach	Developments

We may be subject to catastrophic events or malicious acts (including terrorism) involving our products, facilities or transportation, storage and distribution network. Like other companies with major mining and industrial facilities, in addition to cyber security risks, our operations may be impacted by catastrophic events (such as uncontrolled mine inflow, severe weather or extreme product transportation/storage mishaps) or be targets of terrorist activities (or other intentional acts of destruction). As a result, our facilities, or those of third parties on which we rely, could be damaged or destroyed, or employees, contractors and the public could suffer serious physical injury. Such events could also affect our sales or production and disrupt our supply chain, which may adversely impact financial results or reputation.

	We have safety, health and security systems and processes that reflect best practice at each of our business locations. We have developed and use world-class geological technology and mining techniques to reduce the likelihood of encountering water-bearing areas and ground collapses in our potash mines. In addition, we have implemented business continuity plans and crisis management plans for each location. We maintain relations with reputable carriers in the transport of hazardous materials and employ effective risk transfer through contract terms and insurance coverage.	The scope for this risk has been revised and enhanced. The change in ranking results from applying likelihood and consequence criteria across this revised scope.

Risk: Offshore potash sales and distribution	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: B	• Operational Excellence • Customer & Market Development	K N P I
Description and Context	Risk Management Approach	Developments

Canpotex may be dissolved or its ability to operate impaired. We rely on Canpotex, our offshore marketing, transportation and distribution company, to deliver our potash to customers outside North America. Unexpected changes in laws or regulations, market or economic conditions, our (or our venture partners’) businesses, or otherwise could threaten the existence of Canpotex. A trusted potash brand could be lost and our access to key offshore markets negatively impacted, resulting in a less efficient logistics system, decreased sales, higher costs or lower net earnings from offshore sales.

We engage directly with international customers to foster relationships with them, develop internal capacity to market and distribute products offshore and preserve access to Canpotex distribution facilities.

Effective in 2016, our international customers historically
served from New Brunswick by PotashCorp are now served
from Saskatchewan through Canpotex, and our volume
entitlement was increased.

The proposed merger with Agrium is not expected to change our relationship with Canpotex. We are, and will remain, committed to Canpotex.

50	PotashCorp 2016 Annual Integrated Report

Value Creation

Risk: Competitive supply	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: B	• Portfolio & Return Optimization	K N P I
Description and Context	Risk Management Approach	Developments

Competitors’ increases in fertilizer supply may outpace growth in world demand. Our competitors have undertaken, and may undertake in the future, expansion or greenfield projects to increase fertilizer production capability and may increase supply in response to market conditions or otherwise. If increases in supply outpace growth in world demand, this may lead to saturation in the market, a reduction in prices and declining capacity utilization rates, negatively affecting our financial performance.

	We produce potash to meet market demand and strive to be a low-cost producer (on a delivered basis) into the key markets we serve. We develop and leverage logistical advantages, maintain operational flexibility and offer diversified product lines in all nutrients. We are committed to being exceptionally responsive to the needs of our customers through a focus on quality, reliability and service.	Competitive supply pressured prices in all three nutrients in 2016, and we expect additional competitive capacity to enter the market in the near term. While the impact of new supply eventually begins to lessen in weak pricing environments, during 2016 we mitigated new supply risk by making operational changes in potash and flexing our product and market diversification capabilities in nitrogen and phosphate.

Risk: Global potash demand	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: B	• Customer & Market Development	K N P I
Description and Context	Risk Management Approach	Developments

Our estimates of future potash demand may prove to be overstated. Our customers’ decisions regarding the purchase of our products are affected by variable market, governmental, seasonal, foreign currency, other economic, weather, and other conditions, most of which are outside our control and can be difficult to accurately predict. Reductions in global potash demand could result in our return on investment and financial performance being lower than anticipated.

	We produce potash to meet market demand, making necessary operational changes to maintain optimal operating flexibility and maximize long-term profitability. These activities may include reductions in workforce, and reducing, suspending or ceasing production at certain facilities. We also engage in market development, education, training and government relations initiatives to support long-term demand growth.	In 2016, we responded to challenging market conditions by taking inventory shutdowns at a number of our Saskatchewan mines, indefinitely suspending our Picadilly, New Brunswick operation and initiating operational changes at Cory.

Risk: Cyber security	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Operational Excellence • Safety, Health & Environmental Excellence	K N P I
Description and Context	Risk Management Approach	Developments

Our information and operations technology systems are subject to cyber security risks. Targeted attacks on or breach of our systems by internal or external parties and exposure to potential computer viruses may expose employees, contractors or the public to extensive personal injury, while also leading to property damage, disruptions to our operations, loss of data or confidentiality loss for strategy data resulting in financial or reputational losses.

	We have developed a cyber security strategy, policy and framework. We test our systems and build controls and mitigation plans at all sites. We monitor and participate in various industry forums directed at new or potential threats.	In 2016, we conducted a third-party cyber risk assessment. Efforts are underway to address findings from the assessment.

PotashCorp 2016 Annual Integrated Report	51

Risk: Environment	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Operational Excellence • Safety, Health & Environmental Excellence	K N P I
Description and Context	Risk Management Approach	Developments

We may fail to protect the environment. Failure to prevent a significant environmental incident can be harmful to our employees, contractors and communities and impact the biodiversity, water resources and related ecosystems near our operations. Costs to comply with applicable environmental laws and regulations may be significant. Such matters could adversely impact our operations, financial performance or reputation.

Insurance coverage may not adequately cover environmental losses. If we were to incur significant liability for which we are not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

	Safety of the environment is a core value for us and drives our proactive approach to meeting or exceeding compliance requirements. Environmental monitoring and control systems exist to measure and limit the impact on the natural environment, and we have third-party reviews conducted of our key containment structures. We stay abreast of and participate in regulatory developments affecting our operations through active membership in various industry associations.	No significant developments. Details of our environmental performance are discussed on Page 46.

Risk: International operations and	Associated Strategies:	Associated Nutrients/Investments:
non-operated investments Risk Ranking: C	• Portfolio & Return Optimization • Good Governance	K N P I
Description and Context	Risk Management Approach	Developments

Our international operations and investments may be affected by political and regulatory regimes. Political and economic conditions, cultures and laws, combined with complex regulatory frameworks, may result in higher business risk in international jurisdictions. Such risks may lead to restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could cause volatility and impact our earnings growth or our reputation.

Non-operated investments may be affected by decisions of third parties. We hold a minority interest in several companies. Because we do not control these companies, we cannot ensure they will operate efficiently, pay dividends or manage their businesses in our best interests. As a result, these companies may contribute less than anticipated to our earnings and cash flow and may negatively impact our operations or our reputation.

We have developed a comprehensive enterprise-wide investee management approach to guide our oversight of non-operated investments.

Where our ownership interest permits, we exercise operational oversight and provide governance direction. Page 11 includes details of strategic investments and our associated ownership levels and board representation.

In locales, where appropriate, we support our business objectives and protect our investments through a proactive public and government relations program.

The arbitration proceedings between SQM and the Chilean government agency that leases certain significant mining rights to SQM are ongoing.

52	PotashCorp 2016 Annual Integrated Report

Value Creation

Risk: Safety, health and security	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Operational Excellence • Safety, Health & Environmental Excellence	K N P I
Description and Context	Risk Management Approach	Developments

We may fail to maintain high levels of safety and health or prevent/appropriately respond to a major security incident. The mining and industrial activities we engage in are inherently hazardous and we have personnel working or traveling in countries facing escalating tensions. Failure to prevent or appropriately respond to a safety, health or security incident could result in one or more incidents leading to injuries or fatalities among our employees, contractors and communities near our operations. Such incidents could also adversely impact our operations, financial performance or reputation.

Insurance coverage may not adequately cover safety, health and security losses. If we were to incur significant liability for which we are not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

	Safety of our people is a core value for us. We have structured incident prevention and response systems to protect our employees, contractors and communities near our operations, and consistency in safety leadership development and technical training is a priority. Both leading and lagging indicators help us proactively monitor effectiveness. We have conducted security vulnerability assessments and developed protocols for employees working and traveling abroad. Crisis communication protocols and emergency response programs and personnel are in place in the event of a significant incident.	No significant developments. Details of our safety and health performance are discussed on Page 44.

Risk: Stakeholder support for our business plans	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Portfolio & Return Optimization • Stakeholder Communications & Engagement	K N P I
Description and Context	Risk Management Approach	Developments

We may fail to gain the support of our stakeholders for our business plans. Underperformance due to weak market fundamentals or business issues, inadequate communication, engagement and/or collaboration with our stakeholders, or dissatisfaction with our practices or strategic direction may lead to a lack of support for our business plans. Loss of stakeholder confidence impairs our ability to execute on our business plans, and may also lead to reputational and financial losses, or shareholder action.

Further, the proposed merger with Agrium is subject to various regulatory approvals. Inability to obtain required approvals may result in the agreement not being completed or not completed in the manner contemplated. Uncertainty resulting from the Arrangement Agreement or delays in the completion may have negative impact on relations with key stakeholders such as our investors, customers, suppliers and employees. Without the approval of the regulators and support of other stakeholders, we may not realize the benefits from the proposed merger.

We have regular and proactive engagement with our many stakeholders to identify and address their concerns. We proactively communicate the long-term value opportunities associated with our business plans and our capital allocation priorities, including the proposed merger. We are actively supporting the regulatory review process in connection with the proposed merger.

With anticipated benefits associated with the proposed merger being subject to economic conditions at closing and requisite approvals yet to be obtained, we now include this as a key risk. The overall risk ranking remained a C.

PotashCorp 2016 Annual Integrated Report	53

Risk: Sustaining growth	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Portfolio & Return Optimization	K N P I
Description and Context	Risk Management Approach	Developments
Our opportunities to strategically reinvest available capital may be limited or we may be unable to achieve the expected benefits of selected growth initiatives. Various factors may limit our investment opportunities, including geopolitical, market or other reasons. Certain provisions in the Arrangement Agreement with Agrium may restrict our ability to take certain corporate actions or pursue alternatives to the arrangement. Furthermore, as we undertake growth initiatives, including the Proposed Transaction, inability to optimally prepare or execute on business strategies may limit the realization of benefits from our investments. Such restrictions on investments or our failure to prepare and execute on the investment initiatives could negatively affect our growth.

We have focused our internal capabilities on the development of a strong project management structure for all significant initiatives, while maintaining relationships with external advisory firms when additional expertise is required.

We regularly evaluate all strategic opportunities. With respect to the proposed merger with Agrium, we have instituted a governance structure to guide and support integration efforts. A steering committee oversees all activities and provides direction to the integration management office (IMO) led by the chief integration officer. The IMO will manage the integration efforts and will be supported by integration teams from various business/functional units. These efforts will be further supported by a team of external advisors specializing in integration services.

As a result of the proposed merger with Agrium, we have expanded the scope of this risk to include preparedness and execution considerations. The revised scope was considered but did not result in a change to our overall risk ranking.

Risk: Trinidad natural gas supply	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: C	• Portfolio & Return Optimization • Operational Excellence	K N P I
Description and Context	Risk Management Approach	Developments

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

	While changes in government policy in Trinidad are intended to support natural gas exploration and development, we continue to expect similar curtailments of natural gas supply for the coming years. As backup for our Trinidad ammonia customers, we maintain operational flexibility in our US plants.	The Government of Trinidad and Tobago expects projects scheduled to start up in 2017 to offset any further decline in gas supply in the short term.

54	PotashCorp 2016 Annual Integrated Report

Value Creation

Risk: Realization of asset values	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: D	• Portfolio & Return Optimization	K N P I
Description and Context	Risk Management Approach	Developments

We may not be able to recover all or a portion of our investment in assets. Changes in market conditions or industry structures, commodity prices, tax rates, technical operating difficulties, inability to recover our mineral reserves or increased operating cost levels relative to lower-cost facilities could result in reduced asset values, requiring financial writedowns that adversely impact our financial results.

We seek to optimize returns across our portfolio by enhancing our top-tier assets, including our strategic investments, following a time-tested potash strategy and remaining focused on our competitive cost position.

The effects of weaker growth in emerging markets and currency volatility placed significant pressure on global commodities.

During 2016, we recorded impairments of $47 million in the phosphate segment. Refer to Note 13 to the consolidated financial statements for further details.

Risk: Capital management	Associated Strategies:	Associated Nutrients/Investments:
Risk Ranking: D	• Portfolio & Return Optimization • Operational Excellence • Stakeholder Communications & Engagement	K N P I
Description and Context	Risk Management Approach	Developments

We may allocate our capital in an inefficient manner or be unable to access capital on a cost-effective or timely basis. Challenges arise in the capital allocation process due to changing market conditions and our ability to anticipate and incorporate such changes in our decision support. Inefficiencies in the capital allocation process or decisions that are not consistent with strategic priorities or that do not properly assess risk may also lead to inefficient deployment of capital. Access to and cost of capital may be affected by: general and industry-specific market and economic conditions impacting our ability to generate cash flows; adverse conditions in the credit markets; or restrictions on our ability to repatriate cash offshore. Failure to allocate capital in an efficient manner may lead to reduced returns on capital invested, operational inefficiencies, damage to our reputation and access to capital becoming more limited. Inability to access capital on a cost-effective basis may result in a loss of liquidity, increase in the cost of capital or inability to execute on value-added transactions requiring significant capital.

We allocate our capital in a manner that is consistent with our strategic priorities. We employ a governance process for all capital allocation decisions and incorporate risk-related factors in those decisions. We ensure access to cost-effective capital by following a capital allocation strategy that is designed to maintain our investment-grade credit rating, and we have sufficient committed loan facilities to meet our current business needs.

During 2016, we reduced our quarterly dividend and tightened our capital spending plans to remain consistent with our capital allocation strategy.

In December 2016, we issued $500 million of 4.00 percent notes due December 15, 2026.

PotashCorp 2016 Annual Integrated Report	55

Our

Nutrient

Performance

More plentiful corn yields are possible with crop nutrients from PotashCorp.

Potash	58
Nitrogen	64
Phosphate	69

YEAR IN REVIEW

First-half demand deferrals contributed to pricing pressure; fundamentals improved in the second half

Elevated potash inventories and delayed settlements in key contract markets led to cautious buyer behavior and limited shipments during the first half of 2016. This weaker demand environment put substantial downward pressure on prices in all key markets.

Potash demand improved significantly in the second half following the settlement of contracts with buyers in China and India. Along with increased shipments to key contract markets, demand in Latin America and Southeast Asia accelerated due to supportive crop economics and lower potash inventories. In North America, farmers increased application rates in response to strong affordability and a significant need to replenish soil nutrients. Amid improved market fundamentals, spot prices rose in the second half from the lows experienced earlier in the year.

We estimate global potash deliveries were approximately 60 million tonnes in 2016, down slightly from the previous year. Importantly, farm-level consumption was strong and inventories at both the producer and distributor levels in many regions ended 2016 lower than in 2015.

Weaker prices were the primary contributor to lower gross margin compared to 2015. Our sales volumes of 8.6 million tonnes trailed the 8.8 million tonnes sold in the previous year, with an increase in domestic sales more than offset by a reduction in offshore shipments.

OUTLOOK

Improved affordability and lower inventories expected to support increased demand

We expect strong affordability and agronomic need will support potash fertilizer consumption growth of approximately 3 percent in 2017. Along with lower dealer inventories to begin the year, we anticipate global shipments between 61 million and 64 million tonnes, with growth occurring in nearly all markets.

As we have seen in previous years, demand typically rebounds after a year of later-than-normal contract settlements, and we expect 2017 to be no exception. With lower nutrient retail prices and strong agronomic need in India, reduced inventory levels in China and robust palm oil economics expected to support demand in Other Asian countries, we anticipate meaningfully higher shipments to these standard-grade markets.

In Latin America, favorable crop economics are expected to support strong shipments as we continue to see growing consumption driven by acreage expansion and higher application rates. In North America, fertilizer presents a compelling value proposition, and the need to replenish nutrients following a record harvest is expected to support demand.

In this environment, we expect potash sales volumes in the range of 8.7-9.4 million tonnes and gross margin between $550 million and $800 million.

58	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015

Manufactured product
Net sales
North America	$ 589	$ 825	$ 1,162	(29)	(29)	3,367	2,591	3,549	30	(27)	$ 175	$ 318	$ 328	(45)	(3)
Offshore	781	1,487	1,354	(47)	10	5,277	6,181	5,797	(15)	7	$ 148	$ 241	$ 234	(39)	3

	1,370	2,312	2,516	(41)	(8)	8,644	8,772	9,346	(1)	(6)	$ 158	$ 263	$ 269	(40)	(2)
Cost of goods sold	(913)	(977)	(1,060)	(7)	(8)						$ (105)	$ (111)	$ (113)	(5)	(2)

Gross margin	457	1,335	1,456	(66)	(8)						$ 53	$ 152	$ 156	(65)	(3)
Other miscellaneous and purchased product gross margin [2]	(20)	(13)	(21)	54	(38)

Gross Margin	$ 437	$ 1,322	$ 1,435	(67)	(8)						$ 51	$ 151	$ 154	(66)	(2)

1 Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

2 Comprised of net sales $10 million (2015 – $17 million, 2014 – $21 million) less cost of goods sold $30 million (2015 – $30 million, 2014 – $42 million).

FS	Note 3

	2016 vs 2015				2015 vs 2014

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
North America	$ 161	$ (481)	$ (23)	$ (343)	$ (237)	$ (25)	$ 47	$ (215)
Offshore	(134)	(489)	88	(535)	60	43	(9)	94
Change in market mix	(64)	63	1	–	65	(68)	3	–

Total manufactured product	$ (37)	$ (907)	$ 66	$ (878)	$ (112)	$ (50)	$ 41	$ (121)
Other miscellaneous and purchased product				(7)				8

Total				$ (885)				$ (113)

PotashCorp 2016 Annual Integrated Report	59

Sales to major offshore markets were as follows:

	By Canpotex					From New Brunswick
	Percentage of Annual Sales Volumes			% Change		Percentage of Annual Sales Volumes			% Change
	2016	2015	2014	2016	2015	2016 [2]	2015	2014	2016 [2]	2015
China	16	20	16	(20)	25		–	–		–
India	9	9	10	–	(10)		–	–		–
Other Asian markets [1]	36	34	41	6	(17)		–	–		–
Latin America	33	30	26	10	15		100	100		–
Other markets	6	7	7	(14)	–		–	–		–
	100	100	100				100	100

1 All Asian markets except China and India.

2 Our international customers were served by New Brunswick through 2015 and have since been served through Canpotex.

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	Sales Volumes		Net Sales Prices	Cost of Goods Sold
2016 vs 2015	Ù Ú	Stronger North American demand was driven by agronomic need and potash affordability. Offshore volumes were down largely due to the absence of contracts in China and India in the first half of 2016.	Ú Ú

Prices declined through the first half of 2016 mainly as a result of weaker demand and increased competitive pressures.

Our average offshore realized price was also impacted by lower realized prices from Canpotex, including the impact from its decision not to proceed with development of an export terminal in Prince Rupert, British Columbia.

Ù Ú Ù Ú Ù

The Canadian dollar weakened relative to the US dollar.

North American cost of goods sold variance was negative due to the indefinite suspension of potash operations at Picadilly in the first quarter of 2016.

Royalty costs declined due to lower average North American listed sales prices per tonne.

Higher unfavorable adjustments to our asset retirement obligations in 2016 were largely due to lower discount rates.

Offshore cost of goods sold variance was positive as a relatively higher percentage of products sold was produced at lower-cost mines.

The change in market mix produced an unfavorable variance of $64 million related to sales volumes and a favorable variance of $63 million in net sales prices due primarily to more higher-priced granular product being sold.

60	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

	Sales Volumes		Net Sales Prices		Cost of Goods Sold
2015 vs 2014	Ú	North American sales volumes declined due to lower fertilizer demand (caused in part by weather-related issues and cautiousness of buyers) and increased competitor supply.	Ú	North American prices fell mainly due to lower crop prices, slower demand and increased competitive pressures.	Ù Ú	The Canadian dollar weakened relative to the US dollar. Shutdown weeks were higher in 2015 (28 weeks) compared to 2014 (18 weeks).
Ù

Higher shipments to offshore markets in the first nine months of 2015, due to strong demand and increased Canpotex shipments to China, India and Latin America, were partially offset by weak demand –the result of buyer caution – in the fourth quarter of 2015.

			Ù	Offshore prices rose primarily due to increased contract prices in China and India.	Ù Ú

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

North America typically consumes more higher-priced granular product than standard product.

PotashCorp 2016 Annual Integrated Report	61

NON-FINANCIAL PERFORMANCE

Production was down in 2016 due to the indefinite suspension of our Picadilly potash operations in response to decreased offshore demand.

In 2016, there were 47 recordable injuries and two lost-time injuries. In 2015 there were 77 recordable injuries and five lost-time injuries. The decrease in injury rates between years was partially offset by fewer hours worked in 2016 compared to 2015.

In 2015, the total lost-time injury rate decreased mainly due to four lost-time injuries occurring in 2015, compared to seven in 2014.

Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded. In 2016, we suspended our Picadilly potash operations, impacting 443 employees. Changes announced at Cory in late 2016 will impact approximately 100 employees starting in 2017. Workforce reductions in 2014 affected 545 people.

New collective bargaining agreements at our Allan, Cory, Lanigan and Patience Lake sites were signed in the fourth quarter of 2015. The Lanigan agreement extends through January 2018 while the remaining agreements extend through April 2019.

In 2016, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for more than 500 employees in 2016 and 2015 (2014 – 200 employees).

In 2016, we experienced six incidents: two potash spills, a brine spill, an oil spill, a release of suspended solids into a river, and a non-compliance for partially filling a wetland. In 2015, environmental incidents included brine spills and a minor propane gas release. In 2014, environmental incidents primarily related to brine spills. The decrease from 2014 to 2015 is partially attributable to a focus on trying to reduce high-density polyethylene pipe failures that resulted in spills in 2014.

2016 vs 2015 – less waste was produced during manufacturing due to lower potash production.

2015 vs 2014 – more waste was produced due to higher production.

COMMUNITY HIGHLIGHTS

In 2016, 2015 and 2014, our continued career information efforts reached more than 10,000 Aboriginal people. In 2016, more than 15 percent of new employees were self-identified Aboriginal applicants (2015 – 6 percent and 2014 – 4 percent). We continue to leverage our community investments to support programs and services that benefit Aboriginal people in Saskatchewan.

MINERAL RESERVES 1

(millions of tonnes of estimated recoverable ore) 2

All Potash Locations [3]	Proven	Probable	Total	Years of Remaining Mine Life

As at December 31, 2016	628	1,128	1,756	29 – 69

[1]	For a more complete discussion of important information related to our potash reserves, see “Potash Operations – Reserves” in our Form 10-K for the year ended December 31, 2016.

[2]	Average grade % K2O equivalent of 20.4-25.0.

[3]	Given the characteristics of the solution mining method at Patience Lake, those results are excluded from the above table as it is not possible to estimate reliably the recoverable ore reserve.

10K	Page 6 – Potash Operations – Reserves

62	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

POTASH PRODUCTION

(million tonnes KCl)

	Nameplate Capacity [1]	Operational Capability (2017) [2]	Operational Capability (2016) [2]	Production			Employees (December 31, 2016)
				2016	2015	2014

Lanigan SK [3]	3.8	2.0	2.0	2.03	1.83	1.68	411
Rocanville SK	6.0	5.0	3.0	2.72	2.48	2.49	751
Allan SK	4.0	2.0	2.6	2.38	2.38	2.47	605
Cory SK [3]	3.0	0.8	1.4	1.24	1.51	1.18	449
Patience Lake SK	0.3	0.3	0.3	0.23	0.26	0.30	81
New Brunswick [4]	2.0	–	–	–	0.65	0.61	34

Total	19.1	10.1	9.3	8.60	9.11	8.73	2,331

[1]	Represents estimates of capacity as at December 31, 2016. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of New Brunswick, nameplate capacity represents design specifications for the Picadilly mine, which is currently in care-and-maintenance mode. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2]	Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3]	In November 2016, the company announced operational changes at Cory to produce only white potash, with an expected operational capability of approximately 0.8 million tonnes per year; these operational changes will be fully completed in the third quarter of 2017. Potential exists to reach previous operational capability with increased staffing and operational ramp-up, although timing is uncertain.

[4]	In November 2015, the Penobsquis, New Brunswick mine was permanently closed. In January 2016, the company indefinitely suspended its Picadilly, New Brunswick potash operations, which are currently in care-and-maintenance mode.

PotashCorp 2016 Annual Integrated Report	63

YEAR IN REVIEW

Prices impacted by lower energy costs and increased supply

Nitrogen prices were pressured through most of the year by lower global energy costs and increased supply – including in North America, where several new projects began ramping up.

In ammonia, increased global supply and weaker demand for certain downstream industrial and phosphate products weighed on market fundamentals. After reaching historical lows, prices recovered late in the year on tightening supply conditions, including significant curtailments in Russia and plant turnaround and gas availability issues in other key exporting regions.

Similar to ammonia, increased global supply and reduced import demand from the US and India led to weaker urea fundamentals and prices through much of the year. Chinese exports declined by 36 percent compared to the previous year, most notably through the second half as rising energy costs, weak export economics and environmental policy changes resulted in a sharp reduction in operating rates. This reduction, combined with seasonally strong buying patterns, provided pricing support in the second half of the year.

In this environment, our nitrogen gross margin of $361 million fell short of the $706 million realized in 2015. While our cost of goods sold benefited from lower natural gas costs, the impact was more than offset by significantly weaker prices for all our products. We sold 6.4 million product tonnes during the year, up from 5.9 million tonnes sold in 2015, reflecting a full year of increased production at our expanded Lima facility.

OUTLOOK

New capacity could impact prices in the second half

We anticipate nitrogen demand growth of approximately 2 percent in 2017. Tighter supply and seasonally strong demand are expected to support nitrogen markets early in 2017. However, we expect continued market volatility – especially in the second half of the year – as new capacity is added, trade flows adjust and production economics fluctuate.

Many completed projects in the US are just now starting to produce at commercial levels, and we expect these plants will continue to reduce offshore imports into the US. In this environment, we expect the sharp rise in pricing experienced early in 2017 could abate, although changing energy costs and urea export levels out of China will remain key variables to watch.

We anticipate modestly higher energy prices to increase the global nitrogen cost profile. While we expect US gas costs to stay advantaged, we anticipate a lower price environment could keep gross margin below 2016 levels.

64	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015

Manufactured product [2]
Net sales
Ammonia	$612	$978	$1,260	(37)	(22)	2,197	2,228	2,428	(1)	(8)	$278	$439	$519	(37)	(15)
Urea	297	362	439	(18)	(18)	1,161	1,048	1,049	11	–	$256	$346	$418	(26)	(17)
Solutions, nitric acid, ammonium nitrate	477	567	679	(16)	(16)	3,015	2,650	2,875	14	(8)	$158	$214	$236	(26)	(9)

	1,386	1,907	2,378	(27)	(20)	6,373	5,926	6,352	8	(7)	$217	$322	$374	(33)	(14)
Cost of goods sold	(1,041)	(1,219)	(1,383)	(15)	(12)						$(163)	$(206)	$(218)	(21)	(6)

Gross margin	345	688	995	(50)	(31)						$54	$116	$156	(53)	(26)
Other miscellaneous and purchased product gross margin [3]	16	18	15	(11)	20

Gross Margin	$361	$706	$1,010	(49)	(30)						$57	$119	$159	(52)	(25)

[1]	Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

[2]	Includes inter-segment ammonia sales, comprised of net sales $61 million, cost of goods sold $30 million and 160,000 sales tonnes (2015 – net sales $86 million, cost of goods sold $30 million and 161,000 sales tonnes, 2014 – net sales $101 million, cost of goods sold $42 million and 170,000 sales tonnes). Inter-segment profits are eliminated on consolidation.

[3]	Comprised of third-party and inter-segment sales, including third-party net sales $20 million less cost of goods sold $5 million (2015 – net sales $38 million less cost of goods sold $21 million, 2014 – net sales $31 million less cost of goods sold $16 million) and inter-segment net sales $1 million less cost of goods sold $NIL (2015 – net sales $1 million less cost of goods sold $NIL, 2014 – net sales $6 million less cost of goods sold $6 million). Inter-segment profits are eliminated on consolidation.

FS	Note 3

PotashCorp 2016 Annual Integrated Report	65

	2016 vs 2015				2015 vs 2014

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Ammonia	$(5)	$(353)	$155	$(203)	$(46)	$(180)	$72	$(154)
Urea	12	(103)	40	(51)	2	(76)	25	(49)
Solutions, nitric acid, ammonium nitrate	29	(161)	32	(100)	(18)	(59)	17	(60)
Hedge	–	–	11	11	–	–	(44)	(44)
Change in product mix	48	(48)	–	–	(4)	4	–	–

Total manufactured product	$84	$(665)	$238	$(343)	$(66)	$(311)	$70	$(307)
Other miscellaneous and purchased product				(2)				3

Total				$(345)				$(304)

	Sales Tonnes (thousands)			% Change		Average Net Sales Price per Tonne			% Change

	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015

Fertilizer	2,455	1,989	2,079	23	(4)	$216	$321	$374	(33)	(14)
Industrial and feed	3,918	3,937	4,273	–	(8)	$218	$323	$374	(33)	(14)

	6,373	5,926	6,352	8	(7)	$217	$322	$374	(33)	(14)

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin):

	Sales Volumes		Net Sales Prices		Cost of Goods Sold
2016 vs 2015	Ù	Volumes grew due to additional production at our recently expanded Lima facility. Total ammonia sales declined modestly due to additional ammonia being directed to downstream products. In 2015, volumes were impacted by weaker fertilizer demand and downtime at our Lima facility.	Ú	Our average realized price declined due to lower global energy costs and new nitrogen supply that pressured prices for all products.	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 31 percent. Costs for natural gas used as feedstock in Trinidad production fell 44 percent (contract price indexed primarily to Tampa ammonia prices) while our US spot costs for natural gas decreased 8 percent. Including losses on our hedge position, our US gas prices fell 14 percent.

The change in product mix produced favorable variances of $48 million related to sales volumes and an unfavorable variance of $48 million in sales prices due to increased sales of urea and solutions.
2015 vs 2014	Ú	Sales volumes were impacted by weaker fertilizer demand and limited product availability from our Lima and Geismar facilities due to a planned turnaround and mechanical challenges. The impact on urea was muted as ammonia at our Trinidad facility was upgraded to meet increased demand.	Ú	Nitrogen prices fell due to lower energy costs, reduced demand in certain markets and increased supply, including record Chinese urea exports.	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 19 percent. Costs for natural gas used as feedstock in Trinidad production fell 18 percent (contract price indexed primarily to Tampa ammonia prices), while our US spot costs for natural gas decreased 38 percent. Including losses on our hedge position, our US gas prices fell 19 percent.
					Ú	Costs in 2015 were impacted by higher losses on natural gas hedging derivatives included in cost of goods sold.
					Ú	Depreciation was higher due to the completion of our Lima expansion and our planned turnarounds in 2015.

66	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

NON-FINANCIAL PERFORMANCE

Changes to nitrogen production are not considered significant.

There were 11 recordable injuries, including three lost-time injuries, in 2016 compared to 14 recordable injuries and two lost-time injuries in 2015.

In 2015, there were 14 recordable injuries compared to 17 in 2014. The total lost-time injury rate increased from 2014 to 2015 mainly due to two lost-time injuries occurring in 2015 compared to one in 2014.

Employee turnover fell as departures decreased to 21 in 2016 compared to 27 in 2015. Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded. Workforce reductions in 2014 affected 21 people.

In 2016, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for more than 250 employees in 2016 (2015 and 2014 – more than 200 employees).

The seven incidents in 2016 consisted of four ammonia releases, a urea release, a hydrogen fluoride release exceedance and a NOx/nitric acid release. Environmental incidents in 2015 consisted of six ammonia releases.

There were no significant changes in environmental incidents from 2014 to 2015.

PotashCorp 2016 Annual Integrated Report	67

NITROGEN PRODUCTION

(million tonnes product)

	Ammonia				Urea				Solutions, Nitric Acid, Ammonium Nitrate

	Annual Capacity	2016	Production 2015	2014	Annual Capacity	2016	Production 2015	2014	Annual Capacity	2016	Production 2015	2014	Employees (December 31, 2016)

Trinidad	2.2	1.96	2.01	2.03	0.7	0.61	0.55	0.44	–	–	–	–	366
Augusta GA	0.8	0.69	0.78	0.80	0.5	0.27	0.31	0.32	3.0	2.15	2.18	2.42	158
Lima OH	0.7	0.65	0.47	0.50	0.4	0.34	0.26	0.28	0.9	0.81	0.63	0.64	157
Geismar LA	0.5	0.53	0.49	0.53	–	–	–	–	2.5	1.94	1.61	1.71	142

Total	4.2	3.83	3.75	3.86	1.6	1.22	1.12	1.04	6.4	4.90	4.42	4.77	823

68	PotashCorp 2016 Annual Integrated Report

YEAR IN REVIEW

Weaker Indian demand and increased global supply more than offset reduced Chinese exports

Global phosphate markets were challenged in 2016. In India, the world’s largest importer of phosphate products, demand slowed due to uncertainty surrounding fertilizer policy and increased domestic production. In addition, pricing for solid fertilizer products eroded through much of the year on lower ammonia and sulfur feedstock costs and increased competitive pressures from new capacity in Morocco. This combination more than offset reduced Chinese solid phosphate exports.

Tighter supply for feed, industrial and liquid fertilizer products supported more stable demand and prices relative to solid fertilizers through much of 2016. However, liquid fertilizer and feed prices declined more significantly in the second half as markets adjusted to the deterioration in prices for solid fertilizer products earlier in the year, in addition to the impact of increased competition.

In this environment, our phosphate gross margin of $32 million was well below 2015. While our cost of goods sold benefited from lower input prices, the impact was more than offset by significantly weaker realizations and impairment charges. During the year we sold 2.7 million product tonnes, slightly below our previous year total.

OUTLOOK

New supply expected to keep markets subdued

While we expect healthy demand growth of nearly 2 percent in 2017 and potential for seasonal strength, phosphate markets could remain subdued due to strong competitive pressure.

We expect a reduction in Chinese solid phosphate exports as environmental and economic conditions put pressure on its higher-cost producers, although we expect this decrease will largely be offset by new capacity in Morocco and a project in Saudi Arabia anticipated to come online late in 2017. The level of supply from these sources, along with the potential for variability in ammonia and sulfur input costs, will remain key factors to watch through 2017.

Similar to the second half of 2016, we anticipate pressure on liquid fertilizers and feed as markets adjust to the decline in solid phosphate fertilizer prices and increased supply.

Nutrient Performance

PotashCorp 2016 Annual Integrated Report	69

FINANCIAL PERFORMANCE

	Dollars (millions)			% Change		Tonnes (thousands)			% Change		Average per Tonne [1]			% Change

	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015	2016	2015	2014	2016	2015

Manufactured product
Net sales
Fertilizer	$622	$827	$889	(25)	(7)	1,720	1,713	1,987	–	(14)	$362	$483	$447	(25)	8
Feed and Industrial	569	727	713	(22)	2	993	1,137	1,155	(13)	(2)	$573	$640	$617	(10)	4

	1,191	1,554	1,602	(23)	(3)	2,713	2,850	3,142	(5)	(9)	$439	$545	$510	(19)	7
Cost of goods sold	(1,161)	(1,320)	(1,409)	(12)	(6)						$(428)	$(463)	$(448)	(8)	3

Gross margin	30	234	193	(87)	21						$11	$82	$62	(87)	32
Other miscellaneous and purchased product gross margin [2]	2	7	9	(71)	(22)

Gross Margin	$32	$241	$202	(87)	19						$12	$85	$64	(86)	33

1 Rounding differences may occur due to the use of whole dollars in per-tonne calculations.

2 Comprised of net sales $5 million (2015 – $49 million, 2014 – $59 million) less cost of goods sold $3 million (2015 – $42 million, 2014 – $50 million).

FS	Note 3

	2016 vs 2015				2015 vs 2014

	Change in Prices/Costs				Change in Prices/Costs
Dollars (millions)	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total	Change in Sales Volumes	Net Sales	Cost of Goods Sold	Total

Manufactured product
Fertilizer	$1	$(208)	$114	$(93)	$(27)	$60	$26	$59
Feed and industrial	(19)	(72)	(20)	(111)	–	26	(44)	(18)
Change in product mix	3	(8)	5	–	(17)	16	1	–

Total manufactured product	$(15)	$(288)	$99	$(204)	$(44)	$102	$(17)	$41
Other miscellaneous and purchased product				(5)				(2)

Total				$(209)				$39

70	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

The most significant contributors to the change in total gross margin were as follows (direction of arrows refers to impact on gross margin while ● symbol is neutral):

	Sales Volumes		Net Sales Prices		Cost of Goods Sold
2016 vs 2015	Ú	Volumes fell for feed primarily as a result of slightly lower demand and increased competitor supply.	Ú	Our average realized price was down, most notably for fertilizer products, as a result of lower input costs and increased competitive pressures.	Ù	Cost of goods sold fell primarily due to a 38 percent decrease in the average cost for sulfur and a 29 percent decrease in the average cost for ammonia.
					Ú	Impairments related to a product that the company will no longer produce and sustained losses in a contract more than offset the impact of the above in feed and industrial. FS Note 13
					●	Lower provisions for asset retirement obligations, due to higher discount rates, decreased cost of goods sold in 2016 and 2015.

2015 vs 2014	Ú	Fertilizer sales volumes were down mainly due to a reduction in capacity from the closure of our Suwannee River chemical plant in July 2014 and weak phosphate demand in the fourth quarter of 2015 due to a shorter fall application window in the US.	Ù	Our average realized price was up mainly as a result of tighter supply in the liquid phosphate market.	Ù	Depreciation was lower due to accelerated depreciation in 2014 related to fertilizer resulting from operational changes announced in late 2013.
Ú

Higher unfavorable adjustments to our asset retirement obligations occurred in 2015, compared to 2014, due mostly to a change in estimates largely related to our closed Suwannee River chemical facility and gypsum stack systems at White Springs.

					Ú	Rock costs were higher as a result of certain mining conditions at White Springs.
					Ú	Costs rose due to increased reliability maintenance costs at Aurora.

PotashCorp 2016 Annual Integrated Report	71

NON-FINANCIAL PERFORMANCE

Production fell in response to decreased demand for feed and liquid products.

In 2016, there were 28 recordable injuries compared to 24 in 2015. Combined with slightly more hours worked in 2016, a slightly higher recordable injury frequency resulted. There were three lost-time injuries in 2016 compared to five in 2015.

Sadly, a workplace accident resulted in a fatality at our White Springs operation during the first quarter of 2015.

The total lost-time injury rate increased from 2014 to 2015 mainly due to five lost-time injuries occurring in 2015 compared to two in 2014.

There were no significant changes from 2015 to 2016. Based on the company’s definition of employee turnover rate, announced workforce reductions are excluded. Workforce reductions in 2014 affected 441 people.

In 2016, nearly all employees benefited from enhancements to technical training, supported by a new learning management system and strategy to create consistency in training across all sites. Leadership training on our core competencies and safety engagement continued to be a focus for nearly 300 employees in 2016 and 2015 (2014 – more than 180 employees).

In 2016, four incidents related to a total suspended solids release to waste water, an ammonia release, exceedance of a mercury air emission limit, and a pH exceedance.

Environmental incidents in 2015 primarily related to permit exceedances for total suspended solids in water and air emission stack test exceedances. Environmental incidents in 2014 included releases of oil, phosphoric acid and sulfuric acid and a permit exceedance.

Water consumption rose from 2015 to 2016 due in large part to drought at our White Springs facility which recycles rainwater into the process. In late 2016, we started a new water recycling project to help achieve our annual water reduction targets.

PHOSPHATE ROCK RESERVES

(millions of estimated tonnes – stated average grade 30.66% P2O5)

As at December 31, 2016	Proven	Probable	Total		Average Estimated Years of Remaining Mine Life

Aurora, NC [1]	75.2	7.8	83.0		20
White Springs, FL [2]	23.8	–	23.8		13

Total	99.0	7.8	106.8	[3]

1	Page 10 – Phosphate Operations – Reserves

[1]	The reserves set forth for Aurora would permit mining to continue at annual production rates for about 20 years, based on an average annual production rate of approximately 4.15 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2016. If mineral deposits covered by the permit at Aurora, and now reclassified as resources, are included, the mine life at Aurora would be about 37 years at such rate of production. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

[2]	The reserves set forth for White Springs would permit mining to continue at annual production rates for about 13 years, based on an average annual production rate of approximately 1.86 million tonnes of 30.66% concentrate over the three-year period ended December 31, 2016. With the closure of the Suwannee River chemical plant, we forecast a mine life of approximately 14 years based on an average forecast annual production rate of approximately 1.66 million tonnes of 30.66% concentrate. This mine life is calculated using two years (2015 and 2016) of actual production and one year of budgeted production (2017).

[3]	Includes 55.3 million tonnes proven reserves and 6.8 million tonnes probable reserves to be permitted.

72	PotashCorp 2016 Annual Integrated Report

Nutrient Performance

PHOSPHATE PRODUCTION

(million tonnes)
	Phosphate Rock					Phosphoric Acid (P2 O5 )				Liquid Products					Solid Fertilizer Products
	Annual Capacity		2016	Production 2015	2014	Annual Capacity	2016	Production 2015	2014	Annual Capacity		2016	Production 2015	2014	Annual Capacity		2016	Production 2015	2014	Employees (December 31, 2016)
Aurora NC	5.4	[1]	4.92	5.04	4.35	1.2	1.05	1.05	1.00	2.7		2.01	1.81	1.97	0.8	[1]	0.73	0.71	0.67	852
White Springs FL	3.6		1.73	1.90	2.00	0.5	0.37	0.46	0.55	0.7	[2]	0.49	0.63	0.61	0.4	[3]	0.01	–	0.21	521
Geismar LA	–		–	–	–	0.2	0.09	0.10	0.12	0.3	[4]	0.14	0.18	0.20	–		–	–	–	32
Total	9.0		6.65	6.94	6.35	1.9	1.51	1.61	1.67

1 Revised capacity estimates based on review completed in 2016.

2 Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

3 Restarted MAP plant during 2016, which had been closed in 2014.

4 Production primarily relates to industrial.

PURIFIED ACID AND PHOSPHATE FEED PRODUCTION

(million tonnes)
	Annual Capacity	2016	Production 2015	2014	Employees (December 31, 2016)
Purified acid (P2 O5 )	0.3	0.23	0.23	0.24	n/a
Phosphate feed production	0.8	0.31	0.39	0.38	99	[1]

1 19 of these employees are located at Aurora NC.

n/a = not applicable as employees are already included in above employee numbers.

In addition to the above employees at December 31, 2016, 10 employees were located at Cincinnati OH and one at Newgulf TX.

PotashCorp 2016 Annual Integrated Report	73

Financial Overview

Choices abound in this Indian market, made possible thanks to a fruitful harvest.

2016 EARNINGS PER SHARE

We report our results (including gross margin) in three business segments: potash, nitrogen and phosphate – reflecting how we manage our business, plan our operations and measure performance.

Net sales 1 (and the related per-tonne amounts), as a component of gross margin, are:

•	the primary revenue measures we use and review to make decisions about operating matters;

•	included in assessments of potash, nitrogen and phosphate performance and the resources to be allocated to these segments;

•	used for business planning and monthly forecasting;

•	calculated as sales revenues less freight, transportation and distribution expenses; and

•	also referred to as realized prices.

FS	Note 3 for our operating segments

[1]	Included in our segment disclosures in the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), which require segmentation based upon our internal organization and reporting of revenue and profit measures.

The direction of the arrows in the table below refers to effect on earnings per share (EPS).

	Effect on EPS

	2016 EPS Compared to Initial Guidance		2016 EPS Compared to 2015 Actual

Initial midpoint estimate for 2016 EPS [1]		$ 1.05
EPS for 2015				$ 1.52

Potash realized prices		(0.37)		(0.85)
Potash sales volumes		(0.01)		–
Share of Canpotex’s Prince Rupert exit costs		(0.02)		(0.02)
Termination benefit costs [2]		(0.03)		(0.03)
Potash costs due to foreign exchange		(0.02)		0.04
Provincial mining taxes [3]		0.08		0.16
Other potash costs		0.02		0.08

Subtotal potash	Ú	(0.35)	Ú	(0.62)

Nitrogen realized prices		(0.25)		(0.58)
Nitrogen sales volumes		(0.02)		0.05
Natural gas costs		0.07		0.20
Hedge loss and other nitrogen costs		0.03		0.03

Subtotal nitrogen	Ú	(0.17)	Ú	(0.30)

Phosphate realized prices		(0.12)		(0.25)
Phosphate sales volumes		(0.03)		(0.01)
Ammonia, sulfur and rock costs		0.03		0.09
Impairment of property, plant and equipment		(0.06)		(0.06)
Other phosphate costs		(0.04)		0.04

Subtotal phosphate	Ú	(0.22)	Ú	(0.19)

Share of earnings of equity-accounted investees and dividend income		–		(0.03)
Impairment of available-for-sale investment in 2016		(0.01)		(0.01)
Proposed Transaction costs		(0.02)		(0.02)
Foreign exchange		–		(0.05)
Other		0.03		0.02

Subtotal other		–	Ú	(0.09)

Subtotal of the above		(0.74)		(1.20)
Income tax rate on ordinary income		0.05		0.05
Discrete items impacting income taxes		0.02		0.01

Total variance	Ú	(0.67)	Ú	(1.14)

EPS for 2016		$ 0.38		$ 0.38

1 Based on outlook and assumptions described in our 2015 Annual Integrated Report.

2 Severance and termination costs related to the indefinite suspension of production at Picadilly and operational changes at Cory.

3 Although provincial mining taxes are not part of the potash segment, the effect on EPS is included within potash as these taxes pertain to potash.

76	PotashCorp 2016 Annual Integrated Report

Financial Overview

2017 GUIDANCE

ESTIMATED EARNINGS PER SHARE AND RELATED SENSITIVITIES

	2017 Guidance		2016 Actual

Earnings per share	$0.35-$0.55	[1]	$0.38

1 Based on outlook and assumptions as at January 26, 2017 described herein and excludes the potential impact of the Proposed Transaction.

Expected primary changes from 2016 to 2017 are presented in the following graph:

Key factors affecting estimated earnings of the company’s three segments and the approximate anticipated effect on EPS, based on assumptions used in estimating 2017 EPS, are as follows:

Input Cost Sensitivities		Effect on EPS
NYMEX gas price increases by $1/MMBtu	Nitrogen	– 0.07
	Potash	– 0.01
Sulfur changes by $20/long ton	Phosphate	±0.03
Canadian to US dollar strengthens by $0.02	Canadian operating expenses net of provincial taxes and translation gain/loss	– 0.01

Price and Volume Sensitivities		Effect on EPS
Price	Potash changes by $20/tonne	±0.14
	DAP/MAP changes by $20/tonne	±0.02
	Ammonia changes by $20/tonne	±0.02
Volume	Potash changes by 100,000 tonnes	±0.01
	Nitrogen changes by 50,000 N tonnes	±0.01
	Phosphate changes by 50,000 P2 O5 tonnes	±0.01

PotashCorp 2016 Annual Integrated Report	77

OTHER EXPENSES AND INCOME

				% Change

Dollars (millions), except percentage amounts	2016	2015	2014	2016	2015

Selling and administrative expenses	$(212)	$ (239)	$ (245)	(11)	(2)
Provincial mining and other taxes	(124)	(310)	(257)	(60)	21
Share of earnings of equity-accounted investees	95	121	102	(21)	19
Dividend income	33	50	117	(34)	(57)
Impairment of available-for-sale investment	(10)	–	(38)	n/m	(100)
Other (expenses) income	(30)	22	22	n/m	–
Finance costs	(216)	(192)	(184)	13	4
Income taxes	(43)	(451)	(628)	(90)	(28)

n/m = not meaningful

PERFORMANCE

The most significant contributors to the change in other expenses and income results were as follows:

	2016 vs 2015	2015 vs 2014
Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes including the potash production tax and the resource surcharge. Provincial mining and other taxes decreased primarily due to weaker potash prices.

Provincial mining and other taxes increased due to higher potash production tax in 2015 resulting from a weaker Canadian dollar. In addition, deductible costs decreased due to the first-quarter 2015 changes to potash taxation in the Province of Saskatchewan, which deferred the timing of the annual allowable deduction for capital expenditures.
Earnings of Equity- Accounted Investees	Share of earnings of equity-accounted investees pertains primarily to SQM and APC. Lower earnings were mainly due to lower earnings at APC, partially offset by higher earnings at SQM.	Share of earnings of equity-accounted investees pertains primarily to SQM and APC. Higher earnings were mainly due to higher earnings for APC over that period.
Dividend Income	Dividend income from ICL decreased.	Dividend income was down due to the company receiving a special dividend of $69 million from ICL in 2014.
Impairment of Available-for-Sale Investment FS Note 19	A non-tax deductible impairment loss of $10 million was recorded in net income on our investment in Sinofert during 2016. No such losses were recognized in 2015.	A non-tax deductible impairment loss of $38 million was recorded in net income on our investment in Sinofert during 2014. No such losses were recognized in 2015.
Other (expenses) income FS Note 6	Other expenses in 2016 were primarily the result of costs associated with the Proposed Transaction and foreign exchange losses. No such expenses or losses were incurred in 2015. Other income in 2015 mainly consisted of foreign exchange gains.	There were no significant changes.

78	PotashCorp 2016 Annual Integrated Report

Financial Overview

	2016 vs 2015	2015 vs 2014
Finance Costs	There were no significant changes.	There were no significant changes.

Income Taxes

Income taxes decreased due to significantly lower earnings in higher tax jurisdictions.

Significant items to note include the following:

• In 2016, a current tax recovery of $16 was recorded as a result of tax authority examinations.

• In 2015, a current tax recovery of $17 was recorded upon the conclusion of a tax authority audit.

In 2016, 131 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes (2015 – 58 percent) and (31) percent related to deferred income taxes (2015 – 42 percent). The decrease in the deferred portion was due to the substantial reduction in Canadian earnings.

Income taxes decreased due primarily to lower income before taxes and discrete tax adjustments. Effective tax rates and discrete amounts are shown in the adjacent table.

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

In 2015, 58 percent of the effective tax rate on the year’s ordinary earnings pertained to current income taxes and 42 percent related to deferred income taxes, which was unchanged from 2014.

EFFECTIVE TAX RATES AND DISCRETE ITEMS
Dollars (millions), except percentage amounts
	2016	2015	2014

Actual effective tax rate on ordinary earnings	16%	27%	28%
Actual effective tax rate including discrete items	12%	26%	29%
Discrete tax adjustments that impacted the rate	$ 17	$ 7	$ (20)

PotashCorp 2016 Annual Integrated Report	79

FOREIGN EXCHANGE

We incur costs and expenses in foreign currencies other than the US dollar, which vary from year to year. In Canada, our revenue is predominantly earned and received in US dollars while the cost base for our potash operations is predominantly in Canadian dollars. We are also affected by the period-end change in foreign exchange rate on the translation of our monetary net assets and liabilities, and on treasury activities. The table at right shows whether
and to what extent net income would have increased or decreased, if the current year exchange rate had remained at the prior year-end exchange rate.

IMPACT OF FOREIGN EXCHANGE ON NET INCOME Dollars (millions), except per-share amounts
		Increase (Decrease) in Net Income

		2016	2015

Impact on:
Operating costs before income taxes		$46	$(117)
Conversion of balance sheet and treasury activities before income taxes		9	(48)

Net income before income taxes		55	(165)
Net income after income taxes		46	(121)
Diluted EPS after income taxes		0.05	(0.14)

	2016	2015	2014

Year-end exchange rates	1.3427	1.3840	1.1601

OTHER NON-FINANCIAL INFORMATION

				% Change

Dollars (millions), except percentage amounts	2016	2015	2014	2016	2015

Taxes and royalties (Refer to Page 99 for definition)	(256)	(654)	(715)	(61)	(9)

2016 vs 2015	2015 vs 2014
Taxes and Royalties	Taxes and royalties declined due to the decreases in provincial mining and other taxes
(described on Page 78) and in current income taxes. The reduction in current income taxes was primarily due to significantly lower earnings in 2016 compared to 2015.	Taxes and royalties decreased as a result of decreased current income taxes partially offset by increased potash production tax.

80	PotashCorp 2016 Annual Integrated Report

Financial Overview

QUARTERLY RESULTS

QUARTERLY RESULTS AND REVIEW OF FOURTH-QUARTER PERFORMANCE

(in millions of US dollars except as otherwise noted)

	2016					2015

	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Financial Results
Sales	$1,209	$1,053	$1,136	$1,058	$4,456	$1,665	$1,731	$1,529	$1,354	$6,279
Less: Freight, transportation and distribution	(133)	(118)	(154)	(130)	(535)	(128)	(124)	(128)	(108)	(488)
Cost of goods sold	(842)	(692)	(792)	(765)	(3,091)	(870)	(896)	(896)	(860)	(3,522)
Gross margin	234	243	190	163	830	667	711	505	386	2,269
Operating income	159	199	138	86	582	559	619	421	314	1,913
Net income	75	121	81	46	323	370	417	282	201	1,270
Other comprehensive income (loss)	11	(184)	21	193	41	23	37	(461)	(116)	(517)
Net income per share [1]	0.09	0.14	0.10	0.05	0.38	0.44	0.50	0.34	0.24	1.52
Cash provided by operating activities	188	424	295	353	1,260	521	836	358	623	2,338
Non-Financial Results
Production (KCl tonnes – thousands)	2,230	2,273	1,557	2,544	8,604	2,612	2,387	2,131	1,975	9,105
Production (N tonnes – thousands)	771	789	799	788	3,147	792	753	734	802	3,081
Production (P2O5 tonnes – thousands)	411	297	399	397	1,504	366	379	442	427	1,614
PotashCorp’s total shareholder return percentage	2	(3)	2	12	12	(8)	(3)	(33)	(15)	(49)
Product tonnes involved in customer complaints (thousands)	25	37	21	23	106	18	3	30	8	59
Taxes and royalties	$78	$81	$40	$57	$256	$242	$215	$119	$78	$654
Employee turnover rate (percentage)	3	4	3	3	3	4	4	4	3	4
Total recordable injury rate	1.15	0.69	0.92	0.74	0.87	0.92	0.85	1.29	0.97	1.01
Total lost-time injury rate	0.20	0.04	–	0.04	0.08	0.12	0.03	0.13	0.10	0.10
Environmental incidents	9	3	5	1	18	5	5	6	8	24

1 Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on dollar and share   amounts each rounded to the nearest thousand.

The company’s sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to the Northern Hemisphere’s spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year.

Highlights of our 2016 fourth quarter compared to the same quarter in 2015 include (direction of arrows refers to impact on comprehensive income):

K	Potash

Ú	Potash gross margin reflected a lower-price environment.

Ù	Sales volumes were higher as North America shipments exceeded 2015’s historically low fourth-quarter figures while offshore shipments also increased, with Canpotex achieving record sales volumes in the second half of 2016. The majority of Canpotex’s shipments were to China (34 percent) and Other Asian markets outside of China and India (31 percent), while Latin America and India accounted for 21 percent and 9 percent, respectively.

Ú	Our average realized potash price was down, a result of the decline in spot prices experienced in the first half of 2016 and lower contract prices settled in the second half.
Ù	Optimizing production to our lower-cost mines in Saskatchewan more than offset an unfavorable adjustment to asset retirement obligations in 2016 and contributed to lower average per-tonne manufactured cost of goods sold compared to 2015 when inventory-related shutdowns and the closure of our Penobsquis, New Brunswick operation increased cost of goods sold.

PotashCorp 2016 Annual Integrated Report	81

N	Nitrogen

Ú	Weaker prices for all our products resulted in lower gross margin.

Ù	Total sales volumes were slightly higher due to stronger demand for nitrogen solutions more than offsetting decreased ammonia demand.

Ú	Our average realized price was down significantly as weaker benchmark pricing pulled down realizations for all our nitrogen products.

Ù	Cost of goods sold was down, driven primarily by lower natural gas costs in Trinidad.

P	Phosphate

Ú	Weaker prices for nearly all our phosphate products resulted in significantly lower gross margin.

Ú	Sales volumes fell, primarily due to weaker demand for our feed and industrial products.

Ú	Our average realized phosphate price was down primarily due to weaker fertilizer realizations.

Ù	Cost of goods sold was lower, primarily due to lower sulfur and ammonia input costs.

Ú	Cost of goods sold was also impacted by an impairment of property, plant and equipment at Geismar. No similar costs were recognized in the fourth quarter of 2015.

FS	Note 13

	Sales Tonnes (thousands)			Average Net Sales Price per MT

Three months ended December 31	2016	2015	% Change	2016	2015	% Change

Potash
Manufactured Product
North America	720	459	57	$176	$271	(35)
Offshore	1,489	1,277	17	$148	$226	(35)

Manufactured Product	2,209	1,736	27	$157	$238	(34)

Nitrogen
Manufactured Product
Ammonia	477	567	(16)	$213	$397	(46)
Urea	304	308	(1)	$245	$297	(18)
Solutions, nitric acid, ammonium nitrate	855	684	25	$142	$193	(26)

Manufactured Product	1,636	1,559	5	$182	$288	(37)

Phosphate
Manufactured Product
Fertilizer	472	474	–	$328	$461	(29)
Feed and Industrial	243	284	(14)	$551	$624	(12)

Manufactured Product	715	758	(6)	$404	$522	(23)

Other Financial Results

Proposed Transaction costs during the fourth quarter of 2016 were $10 million. There were no such costs in the same period in 2015.

The actual effective tax rate, including discrete items, was (47) percent (2015 – 25 percent). The decrease was due to significantly lower earnings in higher tax jurisdictions and a $5 million deferred tax recovery on the dividend receipt from an equity-accounted investee.

Other comprehensive income in the fourth quarter of 2016 was mainly the result of a remeasurement of our defined benefit plans and an increase in the fair value of our investments in ICL and Sinofert. Other comprehensive loss in the fourth quarter of 2015 was mainly the result of a decrease in the fair value of our investment in ICL, partially offset by an increase in the fair value of our investment in Sinofert and a net actuarial gain resulting from a remeasurement of our defined benefit plans.

82	PotashCorp 2016 Annual Integrated Report

Financial Overview

FINANCIAL CONDITION REVIEW

STATEMENT OF FINANCIAL POSITION ANALYSIS

As at December 31, 2016, total assets decreased 1 percent while total liabilities decreased nil percent and total equity fell 2 percent compared to December 31, 2015. The most significant contributors to the changes in our statements of financial position were as follows (direction of arrows refers to increase or decrease):

Assets	Liabilities
Ú Ù Ú

Receivables decreased mainly due to lower trade accounts receivable.

Property, plant and equipment rose primarily as a result of our potash and nitrogen capacity expansions.

Investments were largely impacted by the lower fair value of our available-for-sale investment in Sinofert and lower carrying amounts of our equity-accounted investments in SQM and APC due to dividends received exceeding equity earnings.

	Ù	Short-term debt and current portion of long-term debt grew due to an increase in current portion of long-term debt partially offset by a decrease in outstanding commercial paper.
	Ú	Payables and accrued charges were lower mainly due to lower trade payables and a decrease in dividends payable.
	Ú	Derivative instruments fell due to increases in natural gas prices and the expiry of hedges in a loss position.
Equity

Ú	Retained earnings were lower as a result of dividends paid exceeding net income.	FS	Statements of Changes in Shareholders’ Equity

As at December 31, 2016, $21 million (2015 – $61 million) of our cash and cash equivalents was held in certain foreign subsidiaries. There are no current plans to repatriate the funds at December 31, 2016 in a manner that results in tax consequences. A repatriation of funds totaling $150 million was completed in 2016 with $NIL tax consequences (2015 – $118 million with $NIL tax consequences).

PotashCorp 2016 Annual Integrated Report	83

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

Liquidity needs can be met through a variety of sources, including:	Our primary uses of funds are:
• operational expenses;
• cash generated from operations;	• sustaining and opportunity capital spending;
• drawdowns under our revolving credit facility;	• intercorporate investments;
• issuances of commercial paper; and	• dividends and interest; and
• short-term borrowings under our line of credit.	• principal payments on our debt securities.

CASH REQUIREMENTS

The following aggregated information about our contractual obligations and other commitments summarizes certain of our liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year or planned (but not legally committed) capital expenditures.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Dollars (millions) at December 31, 2016

		Payments Due by Period
	FS	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Long-term debt obligations [1]	Note 21	$4,250	$500	$500	$500	$2,750
Estimated interest payments on long-term debt obligations		1,988	195	340	255	1,198
Operating leases	Note 24	598	87	151	116	244
Purchase commitments	Note 24	380	286	94	–	–
Capital commitments	Note 24	16	14	2	–	–
Other commitments	Note 24	141	49	45	24	23
Asset retirement obligations and environmental costs [2]	Note 18	701	58	162	128	353
Other long-term liabilities [3]	Notes 8, 17, 26	3,105	96	82	72	2,855

Total		$11,179	$1,285	$1,376	$1,095	$7,423

1 Long-term debt consists of $4,250 million of senior notes that were issued under US shelf registration statements and a net of $NIL under back-to-back loan arrangements. The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at December 31, 2016.

2 Commitments associated with our asset retirement obligations are expected to occur principally over the next 85 years for phosphate (with the majority taking place over the next 35 years) and between 50 and 340 years for potash. Environmental costs consist of restoration obligations, which are expected to occur through 2031.

3 Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the company. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

84	PotashCorp 2016 Annual Integrated Report

Financial Overview

SOURCES AND USES OF CASH

The company’s cash flows from operating, investing and financing activities are summarized in the following table:

				% Change

Dollars (millions), except percentage amounts	2016	2015	2014	2016	2015

Cash provided by operating activities	$1,260	$2,338	$2,614	(46)	(11)
Cash used in investing activities	(895)	(1,284)	(1,160)	(30)	11
Cash used in financing activities	(424)	(1,178)	(1,867)	(64)	(37)

Decrease in cash and cash equivalents	$(59)	$(124)	$(413)	(52)	(70)

PotashCorp 2016 Annual Integrated Report	85

The most significant contributors to the changes in cash flows were as follows:

	2016 vs 2015	2015 vs 2014
Cash Provided by Operating Activities	Cash provided by operating activities was impacted by:	Cash provided by operating activities was impacted by:
	• Lower net income in 2016;	• Lower net income in 2015;
	• A lower non-cash provision for deferred income taxes;	• Cash inflows from receivables in 2015 compared to cash outflows in 2014;
	• Lower cash inflows from receivables in 2016; and	• Cash outflows from inventories in 2015 compared to cash inflows in 2014; and
	• Net distributed earnings of equity-accounted investees in 2016, when an additional dividend was received from SQM, compared to net undistributed earnings of equity-accounted investees in 2015.	• Net undistributed earnings of equity-accounted investees in 2015 compared to net distributed earnings of equity-accounted investees in 2014 when a special dividend was received from SQM.
Cash Used in Investing Activities	Cash used in investing activities was primarily for additions to property, plant and equipment.	Cash used in investing activities was primarily for additions to property, plant and equipment.
Cash Used in Financing Activities

Cash used in financing activities in 2016 was largely the result of dividends paid and repayment of commercial paper more than offsetting proceeds from the issuance of senior notes. Cash used in financing activities in 2015 was primarily due to dividends paid, repayment of senior notes and repayment of commercial paper exceeding proceeds from senior notes.

Cash used in financing activities decreased mainly due to share repurchases in 2014, which did not recur in 2015, being partially offset by lower proceeds from senior notes in 2015.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months, inclusive of requirements relating to the Proposed Transaction, but exclusive of any possible acquisitions. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

86	PotashCorp 2016 Annual Integrated Report

Financial Overview

CAPITAL STRUCTURE AND MANAGEMENT

The following section explains how we manage our capital structure in order for our balance sheet to be considered sound by focusing on maintaining an investment grade-credit rating.

PRINCIPAL DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facility, and fixed rates on our senior notes. As at December 31, 2016, interest rates on outstanding commercial paper ranged from 0.9 percent to 1.1 percent.

We have the following instruments available to finance operations:

•	$3.5 billion syndicated credit facility;[1]

•	$75 million unsecured line of credit [2] available through August 2017; and

•	$100 million uncommitted letter of credit facility [2] due on demand.

The credit facility and line of credit have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facility and line of credit. We were in compliance with all covenants as at December 31, 2016 and at this time anticipate being in compliance with such covenants in 2017.

FS	Notes 20 and 21

[1]	Provides for unsecured advances up to the total facility amount less direct borrowings and amounts committed in respect of commercial paper outstanding.

[2]	Amounts available are reduced by direct borrowings and outstanding letters of credit.

For additional information on our capital structure and management:

FS	Notes 23 for capital structure
Notes 9 and 22 for outstanding share data

The accompanying table summarizes the limits and results of certain covenants.

DEBT COVENANTS AT DECEMBER 31
Dollars (millions), except ratio amounts		Limit		2016

Debt-to-capital ratio [1]	≤	0.65		0.36
Debt of subsidiaries	<	$1,000		$–
Net book value of disposed assets	<	$4,367	[2]	$3

1 Debt-to-capital ratio = debt (short-term debt and current portion of long-term debt + long-term debt) / (debt + shareholders’ equity). This non-IFRS financial measure is a requirement of our debt covenants and should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

2 Limit is 25 percent of the prior year’s year-end total assets.

PotashCorp 2016 Annual Integrated Report	87

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt would increase the interest rates applicable to borrowings under our credit facility and our line of credit.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt		Short-Term Debt

	Rating (Outlook)		Rating

At December 31	2016	2015	2016		2015

Moody’s	Baa1 (negative)	A3 (negative)	P-2		P-2
Standard & Poor’s	BBB+ (stable)	A- (stable)	A-2	[1]	A-2	[1]

1 S&P assigned a global commercial paper rating of A-2, but rated our commercial paper A-1 (low) on a Canadian scale.

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Our $4,250 million of senior notes were issued under US shelf registration statements. If the Proposed Transaction is completed, a downgrade in the company’s credit ratings below investment-grade would trigger a change in control offer under existing debt securities, except for the notes issued in 2016, and the company would be required to make an offer to purchase all, or any part, of the senior notes at 101 percent of the $3,750 million outstanding principal amount of the notes to be repurchased, plus accrued and unpaid interest.

For 2016, our weighted average cost of capital was 7.3 percent (2015 – 7.3 percent), of which 75 percent represented the cost of equity (2015 – 84 percent).

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

FS	Note 17

Leases and Long-Term Contracts

Certain of our long-term raw materials agreements contain fixed price and/or volume components. Our significant agreements, and the related obligations under such agreements, are discussed in Cash Requirements on Page 84.

Additional information about our off-balance sheet arrangements:

FS	Note 25 for guarantee contracts
Note 30 for contingencies related to Canpotex

OTHER FINANCIAL INFORMATION

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. A discussion of enterprise-wide risk management can be found on Pages 48 to 55.

FS	Note 29 for financial risks, including relevant risk sensitivities

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

88	PotashCorp 2016 Annual Integrated Report

Financial Overview

and equipment, involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The company identified indicators of potential impairment in its operations in the fourth quarter of 2016. See Note 13 to the consolidated financial statements for impairments recorded during 2016.

The following table highlights sensitivities to recoverable amounts which could result in additional impairment losses across cash-generating units (“CGUs”) in the phosphate segment for which significant judgment and estimates were required:

IMPAIRMENT SENSITIVITIES [1] At December 31, 2016 Dollars (millions), except as noted	Potential Change			Decrease to Recoverable Amount

Phosphate sales prices	Ú	1%	[2]	$80
Discount rate	Ù	0.5%		$64
Ammonia costs	Ù	$20/tonne		$23
Sulfur costs [3]	Ù	$20/long ton		$168

[1]	These sensitivities are hypothetical, should be used with caution and cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

[2]	Distributed evenly over all periods

[3]	Excludes potential recovery of increased costs from certain industrial sales contracts where pricing is linked to input costs.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Refer to Note 31 to the consolidated financial statements for recent accounting changes and effective dates. To ensure effective and timely implementation of IFRS 15, Revenue from Contracts with Customers, we have established an implementation plan. The company does not currently plan to early adopt IFRS 15 and has not yet concluded whether it will apply the full retrospective or modified retrospective adoption method. The company has not yet determined the full accounting effects of adopting IFRS 15. However, we do not expect adoption to significantly impact our underlying profitability trends. Key areas still under review include: principal versus agent relationships, variable priced contracts, shipping as a separate performance obligation, required disclosures, systems implications and documentation and implementation of changes to key controls.

The company expects to complete scoping of the IFRS 16 Leases implementation in 2017. The company has a number of operating leases that are not currently recorded on the statement of financial position and we expect, upon implementation of IFRS 16, additional assets and liabilities will be recorded. In addition, we expect a component of lease-related costs to move from cost of goods sold to interest expense on the statement of operations.

FS	Notes 2 and 31 for accounting policies, estimates and judgments

Additional financial information:

FS	Note 31 for recent accounting changes and effective dates
Note 28 for related party transactions

PotashCorp 2016 Annual Integrated Report	89

FORWARD-LOOKING STATEMENTS

This 2016 Annual Integrated Report, including the “Financial Outlook” section of “Management’s Discussion & Analysis of Financial Condition and Results of Operations,” contains and incorporates by reference forward-looking statements or forward-looking information (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) (“forward-looking statements”) that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should,” “could,” “expect,” “may,” “anticipate,” “forecast,” “believe,” “intend,” “estimates,” “plans” and similar expressions. These statements are based on certain factors and assumptions as set forth in this 2016 Annual Integrated Report, including with respect to: foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, including the completion of the Proposed Transaction, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements including, but not limited to, the following: a number of matters relating to the Proposed Transaction, including the failure to satisfy all required conditions, including required regulatory approvals, or to satisfy or obtain waivers with respect to all other closing conditions in a timely manner and on favorable terms or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; certain costs that we may incur in connection with the Proposed Transaction; certain restrictions in the Arrangement Agreement on our ability to take action outside the ordinary course of business without the consent of Agrium; the effect of the announcement of the Proposed Transaction on our ability to retain customers, suppliers and personnel and on our operating future business and operations generally; risks related to diversion of management time from ongoing business operations due to the Proposed Transaction; failure to realize the anticipated benefits of the Proposed Transaction and to successfully integrate Agrium and PotashCorp; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in reserve estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. These risks and uncertainties and additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2016 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

90	PotashCorp 2016 Annual Integrated Report

Financial Overview

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

				IFRS				Previous Canadian GAAP

(in millions of US dollars except percentage amounts)	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006 [6]

Net income	323	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607
Total assets	17,255	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717	6,217

Return on assets [1]	1.9%	7.3%	8.7%	9.9%	11.4%	19.0%	11.4%	7.6%	33.8%	11.4%	9.8%

Net income	323	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607
Income taxes	43	451	628	687	826	1,066	701	79	1,060	417	142
Change in unrealized (gain) loss on derivatives included in net income	(3)	(3)	5	4	3	1	–	(56)	69	(17)	–
Finance costs	216	192	184	144	114	159	121	121	63	69	86
Current income taxes [2]	(65)	(244)	(356)	(272)	(404)	(700)	(479)	120	(995)	(297)	(108)
Depreciation and amortization	695	685	701	666	578	489	449	312	328	291	242
Impairment of available-for-sale investment	10	–	38	–	341	–	–	–	–	–	–
Impairment of property, plant and equipment	47	–	–	–	–	–	–	–	–	–	6

Cash flow [3]	1,266	2,351	2,736	3,014	3,537	4,096	2,567	1,557	3,991	1,567	975

Total assets	17,255	17,469	17,724	17,958	18,206	16,257	15,547	12,922	10,249	9,717	6,217
Cash and cash equivalents	(32)	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)
Fair value of derivative assets	(6)	(9)	(7)	(8)	(10)	(10)	(5)	(9)	(18)	(135)	–
Accumulated depreciation of property, plant and equipment	6,408	5,871	5,276	4,668	4,176	3,653	3,171	2,712	2,527	2,281	2,074
Net unrealized loss (gain) on available-for-sale investments	346	302	(244)	(439)	(1,197)	(982)	(2,563)	(1,900)	(886)	(2,284)	–
Accumulated amortization of other assets and intangible assets	131	105	129	121	104	93	76	57	81	66	80
Payables and accrued charges	(772)	(1,146)	(1,086)	(1,104)	(1,188)	(1,295)	(1,198)	(798)	(1,191)	(912)	(545)
Impairment of property, plant and equipment	47	–	–	–	–	–	–	–	–	–	6

Adjusted assets	23,377	22,501	21,577	20,568	19,529	17,286	14,616	12,599	10,485	8,013	7,506

Average adjusted assets	22,939	22,039	21,073	20,049	18,408	15,951	13,627 [5]	11,542	9,249	7,757	6,964

Cash flow return [4]	5.5%	10.7%	13.0%	15.0%	19.2%	25.7%	18.8%	13.5%	43.2%	20.2%	14.0%

[1]	Return on assets = net income / total assets.

[2]	Current income taxes = current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – realized excess tax benefit related to share-based compensation (under IFRS).

[3]	Cash flow = net income + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment.

[4]	Cash flow return = cash flow / average adjusted assets (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized loss (gain) on available-for-sale investments – payables and accrued charges).

[5]	Based on adjusted assets as at January 1, 2010 of $12,637, which was calculated similarly to 2009 under previous Canadian GAAP except the following IFRS amounts were used: total assets of $12,842, accumulated depreciation of property, plant and equipment of $2,850 and payables and accrued charges of $(817).

[6]	2006 figures have been restated to include impairment of property, plant and equipment. Cash flow return in 2006 changed from 13.9% to 14%.

PotashCorp 2016 Annual Integrated Report	91

In millions of US dollars except share, per-share, percentage and tonnage amounts, and as otherwise noted

11 YEAR DATA

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term.

Summary Financial Performance Indicators

	IFRS											Previous Canadian GAAP

	2016	2015		2014	2013		2012		2011		2010	2009	2008		2007	2006

Net income	323	1,270		1,536	1,785		2,079		3,081		1,775	981	3,466		1,104	607
Net income per share – diluted	0.38	1.52		1.82	2.04		2.37		3.51		1.95	1.08	3.64		1.13	0.63
EBITDA	1,277	2,598		3,049	3,282		3,597		4,795		3,046	1,493	4,917		1,881	1,077
Net income as percentage of sales	7.2%	20.2%		21.6%	24.4%		26.2%		35.4%		27.1%	24.7%	36.7%		21.1%	16.1%
Adjusted EBITDA margin	36.1%	44.9%		47.4%	49.6%		53.0%		58.3%		50.3%	40.8%	54.7%		39.5%	31.9%
Cash flow prior to working capital changes	1,200	2,211		2,704	2,927		3,358		3,704		2,509	1,351	3,781		1,525	941
Cash provided by operating activities	1,260	2,338		2,614	3,212		3,225		3,485		3,131	924	3,013		1,689	697
Free cash flow	305	927		1,544	1,303		1,154		1,456		359	(467)	2,536		926	431
Return on assets see Page 91	1.9%	7.3%		8.7%	9.9%		11.4%		19.0%		11.4%	7.6%	33.8%		11.4%	9.8%
Cash flow return see Page 91	5.5%	10.7%		13.0%	15.0%		19.2%		25.7%		18.8%	13.5%	43.2%		20.2%	13.9%
Weighted average cost of capital	7.3%	7.3%		9.2%	9.8%		9.1%		9.6%		10.2%	10.1%	12.0%		10.0%	8.8%
Total shareholder return	12.4%	(49.0%	)	11.6%	(16.4%	)	(0.2%	)	(19.7%	)	43.2%	48.9%	(49.0%	)	202.2%	80.0%
Total debt to capital	35.9%	33.5%		32.6%	29.0%		29.2%		36.6%		45.5%	38.6%	40.3%		19.3%	41.0%
Net debt to capital	35.7%	33.0%		31.4%	25.6%		26.2%		34.4%		43.6%	36.3%	38.1%		10.6%	36.6%
Total debt to net income	14.2	3.3		2.8	2.2		2.0		1.5		3.1	4.1	0.9		1.3	3.2
Net debt to EBITDA	3.6	1.6		1.3	1.0		1.0		0.9		1.7	2.5	0.6		0.4	1.5
Total assets	17,255	17,469		17,724	17,958		18,206		16,257		15,547	12,922	10,249		9,717	6,217
Shareholders’ equity	8,199	8,382		8,792	9,628		9,912		7,847		6,685	6,440	4,535		5,994	2,755

92	PotashCorp 2016 Annual Integrated Report

11 Year Data

Share Information and Calculations

	IFRS											Previous Canadian GAAP

	2016	2015		2014	2013		2012		2011		2010	2009	2008		2007	2006

End of year closing share price (dollars)	18.09	17.12		35.32	32.96		40.69		41.28		51.61	36.17	24.41		47.99	15.94
Dividends per share, ex-dividend date (dollars)	0.98	1.49		1.40	1.19		0.56		0.24		0.13	0.13	0.13		0.10	0.07
Total shareholder return	12.4%	(49.0%	)	11.6%	(16.4%	)	(0.2%	)	(19.7%	)	43.2%	48.9%	(49.0%	)	202.2%	80.0%
		5-year total shareholder return: (47%)										10-year total shareholder return: 41%

Weighted average shares outstanding
Basic (thousands)	838,928	834,141		838,101	864,596		860,033		855,677		886,371	886,740	922,439		946,923	935,640
Diluted (thousands)	839,459	837,349		844,544	873,982		875,907		876,637		911,093	911,828	952,313		972,924	956,067

Shares outstanding, end of year (thousands) [1]	839,790	836,540		830,243	856,116		864,901		858,703		853,123	887,927	885,603		949,233	943,209

1 Common shares were repurchased in 2014, 2013, 2010 and 2008 in the amounts of 29.201 million, 14.145 million, 42.190 million and 68.547 million, respectively.

Financial Data, Reconciliations and Calculations

	IFRS							Previous Canadian GAAP

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Net income [1]	323	1,270	1,536	1,785	2,079	3,081	1,775	981	3,466	1,104	607
Finance costs	216	192	184	144	114	159	121	121	63	69	86
Income taxes	43	451	628	687	826	1,066	701	79	1,060	417	142
Depreciation and amortization	695	685	701	666	578	489	449	312	328	291	242

EBITDA [2]	1,277	2,598	3,049	3,282	3,597	4,795	3,046	1,493	4,917	1,881	1,077

Net income as percentage of sales	7.2%	20.2%	21.6%	24.4%	26.2%	35.4%	27.1%	24.7%	36.7%	21.1%	16.1%
Adjusted EBITDA margin [3]	36.1%	44.9%	47.4%	49.6%	53.0%	58.3%	50.3%	40.8%	54.7%	39.5%	31.9%

Cash flow prior to working capital changes [4]	1,200	2,211	2,704	2,927	3,358	3,704	2,509	1,351	3,781	1,525	941
Receivables	114	259	(220)	276	188	(155)	256	53	(594)	(155)	11
Inventories	(21)	(99)	70	28	(7)	(146)	66	88	(324)	61	14
Prepaid expenses and other current assets	17	(19)	29	(1)	(32)	(1)	(6)	21	(24)	7	–
Payables and accrued charges	(50)	(14)	31	(18)	(282)	83	306	(589)	174	251	(269)

Changes in non-cash operating working capital	60	127	(90)	285	(133)	(219)	622	(427)	(768)	164	(244)

Cash provided by operating activities	1,260	2,338	2,614	3,212	3,225	3,485	3,131	924	3,013	1,689	697
Cash additions to property, plant and equipment	(893)	(1,217)	(1,138)	(1,624)	(2,133)	(2,176)	(2,079)	(1,764)	(1,198)	(607)	(509)
Other assets and intangible assets	(2)	(67)	(22)	–	(71)	(72)	(71)	(54)	(47)	8	(1)
Changes in non-cash operating working capital	(60)	(127)	90	(285)	133	219	(622)	427	768	(164)	244

Free cash flow [5]	305	927	1,544	1,303	1,154	1,456	359	(467)	2,536	926	431

See footnotes on Page 95

PotashCorp 2016 Annual Integrated Report	93

	IFRS							Previous Canadian GAAP

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Short-term debt	389	517	536	470	369	829	1,274	727	1,324	90	158
Current portion of long-term debt	495	–	496	497	246	3	597	2	–	–	400
Long-term debt	3,707	3,710	3,213	2,970	3,466	3,705	3,707	3,319	1,740	1,339	1,357

Total debt	4,591	4,227	4,245	3,937	4,081	4,537	5,578	4,048	3,064	1,429	1,915
Cash and cash equivalents	(32)	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)

Net debt [6]	4,559	4,136	4,030	3,309	3,519	4,107	5,166	3,663	2,787	709	1,589

Total shareholders’ equity	8,199	8,382	8,792	9,628	9,912	7,847	6,685	6,440	4,535	5,994	2,755

Total debt to capital	35.9%	33.5%	32.6%	29.0%	29.2%	36.6%	45.5%	38.6%	40.3%	19.3%	41.0%
Net debt to capital [6]	35.7%	33.0%	31.4%	25.6%	26.2%	34.4%	43.6%	36.3%	38.1%	10.6%	36.6%

Total debt to net income	14.2	3.3	2.8	2.2	2.0	1.5	3.1	4.1	0.9	1.3	3.2
Net debt to EBITDA [7]	3.6	1.6	1.3	1.0	1.0	0.9	1.7	2.5	0.6	0.4	1.5

Current assets	1,394	1,553	1,938	2,189	2,496	2,408	2,095	2,272	2,267	1,811	1,310
Current liabilities	(1,697)	(1,747)	(2,198)	(2,113)	(1,854)	(2,194)	(3,144)	(1,577)	(2,623)	(1,002)	(1,104)

Working capital	(303)	(194)	(260)	76	642	214	(1,049)	695	(356)	809	206
Cash and cash equivalents	(32)	(91)	(215)	(628)	(562)	(430)	(412)	(385)	(277)	(720)	(326)
Short-term debt	389	517	536	470	369	829	1,274	727	1,324	90	158
Current portion of long-term debt	495	–	496	497	246	3	597	2	–	–	400

Non-cash operating working capital	549	232	557	415	695	616	410	1,039	691	179	438

See footnotes on Page 95

94	PotashCorp 2016 Annual Integrated Report

11 Year Data

[1]	There were no discontinued operations in any of the accounting periods. After-tax effects of certain items affecting net income were as follows:

				IFRS				Previous Canadian GAAP

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Share of Canpotex’s Prince Rupert project exit costs	$18	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Impairment of property, plant and equipment	29	–	–	–	–	–	–	–	–	–	5
Proposed Transaction costs	13	–	–	–	–	–	–	–	–	–	–
Impairment of available-for-sale investment	10	–	38	–	341	–	–	–	–	–	–
Plant shutdown and closure and workforce reduction costs	23	–	–	44	–	–	–	–	–	–	–
Takeover response costs	–	–	–	–	–	1	56	–	–	–	–
Loss (gain) on sale of assets	–	–	–	–	–	–	–	6	(16)	–	–
(Recovery) impairment of auction rate securities	–	–	–	–	–	–	–	(91)	67	19	–

Total after-tax effects on net income	$93	$–	$38	$44	$341	$1	$56	$(85)	$51	$19	$5

[2]	PotashCorp uses EBITDA and adjusted EBITDA as supplemental financial measures of its operational performance and as a component of employee remuneration. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net income according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments, termination costs, exit costs, Proposed Transaction costs, costs associated with takeover response and certain gains and losses on sale of assets. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

EBITDA has not been adjusted for the effects of the following items:

				IFRS				Previous Canadian GAAP

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Share of Canpotex’s Prince Rupert project exit costs	$33	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Impairment of property, plant and equipment	47	–	–	–	–	–	–	–	–	–	6
Proposed Transaction costs	18	–	–	–	–	–	–	–	–	–	–
Impairment of available-for-sale investment	10	–	38	–	341	–	–	–	–	–	–
Plant shutdown and closure and workforce reduction costs	32	–	–	60	–	–	–	–	–	–	–
Takeover response costs	–	–	–	–	–	2	73	–	–	–	–
Loss (gain) on sale of assets	–	–	–	–	–	–	–	8	(21)	–	–
(Recovery) impairment of auction rate securities	–	–	–	–	–	–	–	(115)	89	27	–

Total items included in EBITDA	140	–	38	60	341	2	73	(107)	68	27	6
EBITDA	1,277	2,598	3,049	3,282	3,597	4,795	3,046	1,493	4,917	1,881	1,077

Adjusted EBITDA	$1,417	$2,598	$3,087	$3,342	$3,938	$4,797	$3,119	$1,386	$4,985	$1,908	$1,083

[3]	Management believes comparing EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using adjusted EBITDA as compared to net income, adjusted EBITDA margin as compared to net income as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales; adjusted EBITDA also includes earnings from equity investees whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of income.

[4]	Management uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality or other timing issues assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

[5]	The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues, additions to property, plant and equipment, and changes to other assets assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of the company’s ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

[6]	Management believes that net debt and the net-debt-to-capital ratio are useful to investors because they are helpful in determining the company’s leverage. It also believes that, since the company has the ability to and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt, it is appropriate to apply cash and cash equivalents to debt in calculating net debt and net debt to capital. PotashCorp believes that this measurement is useful as a financial leverage measure.

[7]	Net debt to EBITDA shows the maximum number of years it would take to retire the company’s net debt using the current year’s EBITDA and helps PotashCorp evaluate the appropriateness of current debt levels relative to earnings generated by operations. In addition to the limitation of using EBITDA discussed above, net debt to EBITDA is limited in that this measure assumes all earnings are used to repay principal and no interest payments or taxes.

PotashCorp 2016 Annual Integrated Report	95

Other Financial Information

	IFRS							Previous Canadian GAAP

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Sales
Potash	1,630	2,543	2,828	2,963	3,285	3,983	3,001	1,316	4,068	1,797	1,228
Nitrogen	1,529	2,047	2,532	2,417	2,503	2,433	1,835	1,353	2,672	1,912	1,395
Phosphate	1,359	1,776	1,862	2,067	2,292	2,478	1,822	1,374	2,881	1,637	1,255
Less inter-segment nitrogen	(62)	(87)	(107)	(142)	(153)	(179)	(119)	(66)	(174)	(112)	(111)

Total sales	4,456	6,279	7,115	7,305	7,927	8,715	6,539	3,977	9,447	5,234	3,767
Freight, transportation and distribution	(535)	(488)	(609)	(572)	(494)	(496)	(488)	(319)	(458)	(470)	(390)

Net sales [1]	3,921	5,791	6,506	6,733	7,433	8,219	6,051	3,658	8,989	4,764	3,377

Potash net sales
North America	589	825	1,162	1,210	1,231	1,502	1,222	507	1,308	657	471
Offshore	781	1,487	1,354	1,482	1,835	2,223	1,506	699	2,527	910	576
Other miscellaneous and purchased product	10	17	21	15	13	14	14	16	24	14	12

Total potash net sales	1,380	2,329	2,537	2,707	3,079	3,739	2,742	1,222	3,859	1,581	1,059

Gross margin
Potash	437	1,322	1,435	1,573	1,963	2,722	1,816	731	3,056	912	561
Nitrogen	361	706	1,010	913	978	916	528	192	737	536	316
Phosphate	32	241	202	304	469	648	346	92	1,068	434	84

Total gross margin	830	2,269	2,647	2,790	3,410	4,286	2,690	1,015	4,861	1,882	961

Depreciation and amortization
Potash	216	214	224	176	158	142	121	40	82	72	58
Nitrogen	213	198	173	161	138	132	119	99	97	88	77
Phosphate	223	240	297	294	261	207	197	164	141	121	95
Other	43	33	7	35	21	8	12	9	8	10	12

Total depreciation and amortization	695	685	701	666	578	489	449	312	328	291	242

Operating income	582	1,913	2,348	2,616	3,019	4,306	2,597	1,181	4,589	1,589	835

Net income per share – basic	0.39	1.52	1.83	2.06	2.42	3.60	2.00	1.11	3.76	1.17	0.65
Net income per share – diluted	0.38	1.52	1.82	2.04	2.37	3.51	1.95	1.08	3.64	1.13	0.63

Dividends declared per share	0.70	1.52	1.40	1.33	0.70	0.28	0.13	0.13	0.13	0.12	0.07

Capital spending
Sustaining	662	724	601	667	651	509	523	416	303	204	154
Opportunity	231	493	537	957	1,482	1,667	1,556	1,348	895	403	355

Total cash additions to property, plant and equipment	893	1,217	1,138	1,624	2,133	2,176	2,079	1,764	1,198	607	509

[1]	Management includes net sales in its segment disclosures in the consolidated financial statements pursuant to IFRS, which requires segmentation based upon the company’s internal organization and reporting of revenue and profit measures derived from internal accounting methods. As a component of gross margin, net sales (and related per-tonne amounts and other ratios) are primary revenue measures it uses and reviews in making decisions about operating matters on a business segment basis. These decisions include assessments about potash, nitrogen and phosphate performance and the resources to be allocated to these segments. It also uses net sales (and related per-tonne amounts and other ratios) for business segment planning and monthly forecasting. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Net sales presented on a consolidated basis rather than by business segment is considered a non-IFRS financial measure.

96	PotashCorp 2016 Annual Integrated Report

11 Year Data

Non-Financial Data

	2016	2015		2014	2013		2012	2011	2010	2009	2008	2007	2006

Customers
Customer survey score	89%	92%		89%	90%		92%	90%	90%	89%	91%	90%	n/a
Product tonnes involved in customer complaints (thousands) [1]	106	59		63	43		64	59	97	190	191	152	289

Community
Community investment ($ millions)	15	28		26	31		28	21	17	10	7	4	4
Taxes and royalties ($ millions)	256	654		715	568		654	997	620	(8)	1,684	507	238
Community survey score (out of 5)	4.2	4.5		4.4	4.2		4.5	4.4	4.2	4.1	4.0	4.1	4.3

Employees
Employees at year-end	5,130	5,395		5,136	5,787		5,779	5,703	5,486	5,136	5,301	5,003	4,871
Employee engagement score	75%	n/a	[2]	67%	n/a	[2]	79%	73%	73%	76%	79%	69%	66%
Annual employee turnover rate [3]	3%	4%		5%	5%		5%	4%	3%	6%	6%	n/a	n/a
Proportion of women	9%	8%		8%	8%		8%	8%	8%	9%	9%	9%	9%
Women in management (percent)	20%	17%		17%	17%		16%	17%	n/a	n/a	n/a	n/a	n/a

Safety
Total recordable injury rate	0.87	1.01		1.01	1.06		1.29	1.42	1.29	1.54	2.21	n/a	n/a
Total lost-time injury rate	0.08	0.10		0.10	0.05		0.10	0.14	0.15	0.22	0.39	n/a	n/a
Total severity injury rate	0.44	0.32		0.46	0.40		0.55	0.54	0.38	0.74	0.97	n/a	n/a

Environment
Environmental incidents	18	24		24	17		19	14	20	22	19	25	26
Waste (million tonnes)	26	29		28	29		24	30	26	15	26	28	24
Direct energy used (thousand terajoules) [4]	184	184		186	180		160	166	162	152	154	159	n/a

n/a = not available as data had not been previously compiled consistent with current methodology

[1]	A complaint occurs when our product does not meet our product specification sheet requirements, our chemical analysis requirements or our physical size specifications (for example, product is undersized, has too many lumps or has too much dust).

[2]	No survey was conducted in 2015 or 2013. Engagement survey completed annually for half of employees prior to 2013; beginning in 2014, survey conducted biennially for all employees.

[3]	Prior periods’ figures have been adjusted to reflect the company’s new definition of employee turnover rate, which now excludes announced workforce reductions and aligns with internal targets to measure turnover.

[4]	Direct energy used is energy consumed by our operations in order to mine, mill and manufacture our products. Energy is used by burning fossil fuels, reforming natural gas and consuming electricity.

Production and Sales Volumes Information

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006

Production (thousands)
Potash production (KCI) tonnage	8,604	9,105	8,726	7,792	7,724	9,343	8,078	3,405	8,697	9,159	7,018
Nitrogen production (N) tonnage	3,147	3,081	3,170	2,952	2,602	2,813	2,767	2,551	2,780	2,986	2,579
Phosphate production (P2 O5 ) tonnage	1,504	1,614	1,671	2,058	1,983	2,204	1,987	1,505	1,942	2,164	2,108

Sales – manufactured product tonnes (thousands)
Potash sales
North America	3,367	2,591	3,549	3,185	2,590	3,114	3,355	1,093	2,962	3,471	2,785
Offshore	5,277	6,181	5,797	4,915	4,640	5,932	5,289	1,895	5,585	5,929	4,411

Total potash sales	8,644	8,772	9,346	8,100	7,230	9,046	8,644	2,988	8,547	9,400	7,196
Nitrogen sales	6,373	5,926	6,352	5,896	4,946	5,147	5,329	5,086	5,050	5,756	4,720
Phosphate sales	2,713	2,850	3,142	3,680	3,643	3,854	3,632	3,055	3,322	4,151	3,970

PotashCorp 2016 Annual Integrated Report	97

FINANCIAL TERMS

Adjusted EBITDA

EBITDA + exit costs + termination benefit costs + impairment charges/recoveries + Proposed Transaction costs + takeover response costs – loss (gain) on sale of assets + plant shutdown and closure and workforce reduction costs

Adjusted EBITDA margin

Adjusted EBITDA / net sales

Average adjusted assets

Simple average of the current year’s adjusted assets and the previous year’s adjusted assets, except when a material acquisition occurred, in which case the weighted average rather than the simple average is calculated; the last material acquisition was in 1997

Cash flow

Net income + income taxes + change in unrealized loss (gain) on derivatives included in net income + finance costs – current income taxes + depreciation and amortization + impairment of available-for-sale investment + impairment of property, plant and equipment

Cash flow return

Cash flow / average (total assets – cash and cash equivalents – fair value of derivative assets + accumulated depreciation and amortization – net unrealized gain on available-for-sale investments – payables and accrued charges + impairment of property, plant and equipment)

Current income taxes

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

Net debt to EBITDA

(Total debt – cash and cash equivalents) / EBITDA

Net sales

Sales – freight, transportation and distribution

Previous Canadian GAAP

As we adopted IFRS with effect from January 1, 2010, our 2006 to 2009 annual information is presented on a previous Canadian generally accepted accounting principles (GAAP) basis and, to the extent such information constitutes Canadian non-GAAP measures, is reconciled to the most directly comparable measure calculated in accordance with previous Canadian GAAP. Accordingly, our information for 2006 to 2009 may not be comparable to the periods 2010 to 2016.

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

98	PotashCorp 2016 Annual Integrated Report

11 Year Data

NON-FINANCIAL TERMS

Arrangement Agreement

The arrangement agreement between PotashCorp and Agrium Inc. (Agrium) dated September 11, 2016.

Community investment

Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods, services and employee volunteerism (on corporate time).

Community survey score

Survey conducted annually by an independent third party in the communities where PotashCorp has significant operations; each community is generally surveyed every three years. Community leaders and representatives are asked to provide a ranking in three broad areas: perception of community involvement, business practices and economic issues. Each question is rated on a scale of 1 (low) to 5 (high) and results are determined by taking a simple average of the metrics described above.

Customer survey score

Online survey conducted by an independent third party measuring performance in product quality and customer service, which includes a selection of top customers from each sales segment. Results are determined by taking a simple average of individual product quality and customer service scores in fertilizer, feed, industrial nitrogen and purified phosphate.

Employee engagement score

Represents the proportion of employee responses of “Agree” or “Strongly Agree” to four best practice employee engagement statements.

Employee turnover rate

The number of permanent employees who left the company (due to deaths and voluntary and involuntary terminations, and excluding retirements and announced workforce reductions) as a percentage of average total employees during the year. Retirements and terminations of temporary employees are excluded.

Environmental incidents

Number of incidents includes reportable quantity releases, permit non-compliance and Canadian reportable releases. Calculated as: reportable quantity releases (a release whose quantity equals or exceeds the US Environmental Protection Agency’s notification level and is reportable to the National Response Center (NRC)) + permit non-compliance (an exceedance of a federal, state, provincial or local permit condition or regulatory limit) + Canadian reportable releases (an unconfined spill or release into the environment).

Greenhouse gas (GHG) emissions

Based on 2007 United Nations International Panel on Climate Change Fourth Assessment Report (UN IPCC Fourth AR).

Proposed Transaction

The pending merger of equals transaction between PotashCorp and Agrium pursuant to which the company and Agrium have agreed to combine their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act.

Taxes and royalties

Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense (which was already reduced by the realized excess tax benefit related to share-based compensation under previous Canadian GAAP) – investment tax credits – realized excess tax benefit related to share-based compensation (under IFRS) + potash production tax + resource surcharge + royalties + municipal taxes + other miscellaneous taxes.

Total lost-time injury rate

Total lost-time injuries for every 200,000 hours worked for all PotashCorp employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total recordable injury rate

Total recordable injuries for every 200,000 hours worked for all PotashCorp employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total severity injury rate

Total of lost-time injuries (a lost-time injury occurs when the injured person is unable to return to work on his/her next scheduled workday after the injury) + modified work injuries (a work-related injury where a licensed health care professional or the employer recommends the employee not perform one or more of the routine functions of the job or not work the full workday that he/she would have otherwise worked) for every 200,000 hours worked for all PotashCorp employees, contractors and others on site.

Waste

Comprised of waste or byproducts from mining, including: coarse and fine tailings from potash mining, salt as brine to injection wells and gypsum (related to phosphate operations).

PotashCorp 2016 Annual Integrated Report	99

Financials & Notes

PotashCorp holds the potential to help produce the food needed by our growing world.

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

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes PotashCorp’s interim condensed consolidated financial statements and MD&A with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee and management and are approved by the Board of Directors.

In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, Deloitte LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2016 included on Page 104. Deloitte LLP have full and independent access to the audit committee to discuss their audit and related matters.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as at December 31, 2016. The effectiveness of the company’s internal control over financial reporting as at December 31, 2016 has been audited by Deloitte LLP, as reflected in their report for 2016 included on Page 103.

J. Tilk

President and

Chief Executive Officer

February 20, 2017

W. Brownlee

Executive Vice President and

Chief Financial Officer

102	PotashCorp 2016 Annual Integrated Report

Financials & Notes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

Saskatoon, Canada

We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 20, 2017 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants

Licensed Professional Accountants

February 20, 2017

Saskatoon, Canada

PotashCorp 2016 Annual Integrated Report	103

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Potash Corporation of Saskatchewan Inc.

Saskatoon, Canada

We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013)

issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Professional Accountants

February 20, 2017

Saskatoon, Canada

104	PotashCorp 2016 Annual Integrated Report

2016

HIGHLIGHTS UNAUDITED

Financials & Notes

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Income

The consolidated statements of income present a summary of earnings.

		2016	2015	2014

Sales	Note 3	$4,456	$ 6,279	$ 7,115
Freight, transportation and distribution	Note 4	(535)	(488)	(609)
Cost of goods sold	Note 4	(3,091)	(3,522)	(3,859)

Gross Margin		830	2,269	2,647
Selling and administrative expenses	Note 4	(212)	(239)	(245)
Provincial mining and other taxes	Note 5	(124)	(310)	(257)
Share of earnings of equity-accounted investees		95	121	102
Dividend income		33	50	117
Impairment of available-for-sale investment	Note 19	(10)	–	(38)
Other (expenses) income	Note 6	(30)	22	22

Operating Income		582	1,913	2,348
Finance costs	Note 7	(216)	(192)	(184)

Income Before Income Taxes		366	1,721	2,164
Income taxes	Note 8	(43)	(451)	(628)

Net Income		$323	$ 1,270	$ 1,536

Net Income per Share	Note 9
Basic		$0.39	$ 1.52	$ 1.83
Diluted		$0.38	$ 1.52	$ 1.82

Weighted Average Shares Outstanding	Note 9
Basic		838,928,000	834,141,000	838,101,000
Diluted		839,459,000	837,349,000	844,544,000

(See Notes to the Consolidated Financial Statements)

• 53 percent of 2016 gross margin was earned in the potash segment; nitrogen earned 43 percent and phosphate earned 4 percent.

• The company’s dividend was reduced from the 2015 level to better align distributions with earnings in consideration of current market conditions and the best interests of the company and shareholders.

A	Pages 59-61 –	Potash Financial Performance
	Pages 65-67 –	Nitrogen Financial Performance
	Pages 70-71 –	Phosphate Financial Performance
	Pages 78-80 –	Other Expenses and Income

PotashCorp 2016 Annual Integrated Report	105

2016

HIGHLIGHTS UNAUDITED

•	Net fair value loss on available-for-sale investments in 2016 fell $512 from 2015 due primarily to changes in the fair value of the company’s investment in Israel Chemicals Ltd., which increased in 2016 and significantly decreased in 2015.

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Comprehensive Income

The consolidated statements of comprehensive income present changes in net assets during the year other than transactions with shareholders. Amounts recorded in other comprehensive income may be subsequently reclassified to net income or may not pass through net income.

(net of related income taxes)	2016	2015	2014

Net Income	$323	$1,270	$1,536
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Net actuarial gain (loss) on defined benefit plans [1]	16	36	(109)
Items that have been or may be subsequently reclassified to net income:
Available-for-sale investments [2]
Net fair value loss during the year	(34)	(546)	(157)
Cash flow hedges
Net fair value gain (loss) during the year [3]	7	(52)	(40)
Reclassification to income of net loss [4]	50	54	26
Other	2	(9)	1

Other Comprehensive Income (Loss)	41	(517)	(279)

Comprehensive Income	$364	$753	$1,257

1 Net of income taxes of $(16) (2015 – $(22), 2014 – $60).

2 Available-for-sale investments are comprised of shares in Israel Chemicals Ltd., Sinofert Holdings Limited and other.

3 Cash flow hedges are comprised of natural gas derivative instruments and treasury lock derivatives and were net of income taxes of $(4) (2015 – $31, 2014 – $22).

4 Net of income taxes of $(28) (2015 – $(30), 2014 – $(14)).

(See Notes to the Consolidated Financial Statements)

106	PotashCorp 2016 Annual Integrated Report

2016

HIGHLIGHTS UNAUDITED

Financials & Notes

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Cash Flow

The consolidated statements of cash flow start with net income adjusted for non-cash items affecting net income to arrive at cash flow from operating activities, and present cash used in investing and financing activities.

		2016	2015	2014
Operating Activities
Net income	Note 10	$323	$1,270	$1,536
Adjustments to reconcile net income to cash provided by operating activities	Note 10	877	941	1,168
Changes in non-cash operating working capital		60	127	(90)

Cash provided by operating activities		1,260	2,338	2,614

Investing Activities
Additions to property, plant and equipment		(893)	(1,217)	(1,138)
Other assets and intangible assets		(2)	(67)	(22)

Cash used in investing activities		(895)	(1,284)	(1,160)

Financing Activities
Proceeds from long-term debt obligations		496	494	737
Repayment of, and finance costs on, long-term debt obligations		(8)	(502)	(500)
(Repayment of) proceeds from short-term debt obligations		(128)	(19)	66
Dividends		(809)	(1,204)	(1,141)
Repurchase of common shares		–	–	(1,065)
Issuance of common shares		25	53	36

Cash used in financing activities		(424)	(1,178)	(1,867)

Decrease in Cash and Cash Equivalents		(59)	(124)	(413)
Cash and Cash Equivalents, Beginning of Year		91	215	628

Cash and Cash Equivalents, End of Year		$32	$91	$215

Cash and cash equivalents comprised of:
Cash		$13	$30	$89
Short-term investments		19	61	126

		$32	$91	$215

(See Notes to the Consolidated Financial Statements)

•	The decline in cash provided by operating activities from 2015 was driven primarily by lower net income.

•	During the fourth quarter of 2016, the company completed the issuance of $500 of 4.000 percent senior notes, providing cash from financing activities.

•	Dividend payments decreased year-over-year. When dividends are declared, a liability is recorded and equity is reduced. Amounts flow through the statements of cash flow when the amounts are paid to shareholders.

A	Pages 85-86 –	Sources and Uses of Cash

PotashCorp 2016 Annual Integrated Report	107

in millions of US dollars

Consolidated Statements of Changes in Shareholders’ Equity

The consolidated statements of changes in shareholders’ equity show the movements in shareholders’ equity.

			Accumulated Other Comprehensive Income (Loss)
	Share Capital	Contributed Surplus	Net unrealized gain (loss) on available-for- sale investments	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial (loss) gain on defined benefit plans		Other	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [1]
Balance – December 31, 2013	$1,600	$219	$ 780	$ (105)	$ –	[2]	$(2)	$ 673	$7,136	$9,628
Net income	–	–	–	–	–		–	–	1,536	1,536
Other comprehensive (loss) income	–	–	(157)	(14)	(109)		1	(279)	–	(279)
Shares repurchased (Note 22)	(53)	(2)	–	–	–		–	–	(976)	(1,031)
Dividends declared	–	–	–	–	–		–	–	(1,164)	(1,164)
Effect of share-based compensation including issuance of common shares	49	17	–	–	–		–	–	–	66
Shares issued for dividend reinvestment plan	36	–	–	–	–		–	–	–	36
Transfer of net actuarial loss on defined benefit plans	–	–	–	–	109		–	109	(109)	–

Balance – December 31, 2014	$1,632	$234	$ 623	$ (119)	$ –	[2]	$(1)	$ 503	$6,423	$8,792
Net income	–	–	–	–	–		–	–	1,270	1,270
Other comprehensive (loss) income	–	–	(546)	2	36		(9)	(517)	–	(517)
Dividends declared	–	–	–	–	–		–	–	(1,274)	(1,274)
Effect of share-based compensation including issuance of common shares	72	(4)	–	–	–		–	–	–	68
Shares issued for dividend reinvestment plan	43	–	–	–	–		–	–	–	43
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(36)		–	(36)	36	–

Balance – December 31, 2015	$1,747	$230	$ 77	$ (117)	$ –	[2]	$(10)	$ (50)	$6,455	$8,382
Net income	–	–	–	–	–		–	–	323	323
Other comprehensive (loss) income	–	–	(34)	57	16		2	41	–	41
Dividends declared	–	–	–	–	–		–	–	(590)	(590)
Effect of share-based compensation including issuance of common shares	36	(8)	–	–	–		–	–	–	28
Shares issued for dividend reinvestment plan	15	–	–	–	–		–	–	–	15
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(16)		–	(16)	16	–

Balance – December 31, 2016	$1,798	$222	$ 43	$ (60)	$ –	[2]	$(8)	$ (25)	$6,204	$8,199

1 All equity transactions were attributable to common shareholders.

2 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Consolidated Financial Statements)

108	PotashCorp 2016 Annual Integrated Report

Financials & Notes

As at December 31	in millions of US dollars

Consolidated Statements of Financial Position

The consolidated statements of financial position present assets, liabilities and shareholders’ equity.

		2016	2015

Assets
Current assets
Cash and cash equivalents		$32	$91
Receivables	Note 11	545	640
Inventories	Note 12	768	749
Prepaid expenses and other current assets		49	73

		1,394	1,553
Non-current assets
Property, plant and equipment	Note 13	13,318	13,212
Investments in equity-accounted investees	Note 19	1,173	1,243
Available-for-sale investments	Note 19	940	984
Other assets	Note 14	250	285
Intangible assets	Note 15	180	192

Total Assets		$17,255	$17,469

(See Notes to the Consolidated Financial Statements)

		2016	2015

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	Note 20, 21	$884	$517
Payables and accrued charges	Note 16	772	1,146
Current portion of derivative instrument liabilities	Note 17	41	84

		1,697	1,747
Non-current liabilities
Long-term debt	Note 21	3,707	3,710
Derivative instrument liabilities	Note 17	56	109
Deferred income tax liabilities	Note 8	2,463	2,438
Pension and other post-retirement benefit liabilities	Note 26	443	431
Asset retirement obligations and accrued environmental costs	Note 18	643	574
Other non-current liabilities and deferred credits		47	78

Total Liabilities		9,056	9,087

Shareholders’ Equity
Share capital	Note 22	1,798	1,747
Contributed surplus		222	230
Accumulated other comprehensive loss		(25)	(50)
Retained earnings		6,204	6,455

Total Shareholders’ Equity		8,199	8,382

Total Liabilities and Shareholders’ Equity		$17,255	$17,469

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

PotashCorp 2016 Annual Integrated Report	109

2016

HIGHLIGHTS UNAUDITED

in millions of US dollars except as otherwise noted

Highlights to the consolidated statements of financial position

•	The current ratio [1] was 0.82 as at December 31, 2016 (2015 – 0.89).

•	As at December 31, 2016, the company’s property, plant and equipment accounted for 77 percent of total assets (2015 – 76 percent).

•	The total debt-to-capital ratio [2] was 36 percent as at December 31, 2016 (2015 – 34 percent).
•	As at December 31, 2016, the company’s defined benefit pension plans were 94 percent funded (2015 – 92 percent). The company’s other defined benefit plans are non-funded.

•	There was a reduction in retained earnings in the year due primarily to dividends declared exceeding net income.

A	Page 83 – Financial Condition Review
Pages 87-88 – Capital Structure and Management

[1]	Current assets / current liabilities.
[2]	Total debt / (total debt + total shareholders’ equity).

110	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Changes to the 2016 Financial Statements

(Unaudited)

Potash Corporation of Saskatchewan Inc. (“PCS”) – known as “PotashCorp” or “the company” except to the extent the context otherwise requires – aspires to the highest standards of financial reporting and as such, it strives to improve the structure and content of its financial reports for clarity and transparency. The main changes compared to the financial statements included in PotashCorp’s 2015 Annual Integrated Report are as follows:

•	the consolidated financial statements, and related notes, have been reordered by relevant topic;

•	in certain cases, note disclosures were streamlined and language was simplified to aid in readability; and

•	Note 32 has been added to address the pending merger of equals transaction with Agrium Inc. (“Agrium”) pursuant to which the company and Agrium have agreed to combine their businesses (the “Proposed Transaction”).

Note 1	Description of Business

PotashCorp is a crop nutrient company and plays an integral role in global food production. The company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

With its subsidiaries, PotashCorp forms an integrated fertilizer and related industrial and feed products company. As at December 31, 2016, the company had assets as follows:

Production

(Owned)

K	Potash

•	five operations in the province of Saskatchewan

•	one operation in the province of New Brunswick (indefinitely suspended in early 2016 and placed in care-and-maintenance mode)

N	Nitrogen

•	three plants, one located in each of the states of Georgia, Louisiana and Ohio

•	one large-scale operation in the country of Trinidad

P	Phosphate

•	a mine and processing plants in the state of North Carolina

•	a mine and processing plants in the state of Florida

•	a processing plant in the state of Louisiana

•	phosphate feed plants in the states of Illinois, Missouri, Nebraska and North Carolina

•	an industrial phosphoric acid plant in the state of Ohio

Investments in Other

Potash-Related Companies

Investments

•	Arab Potash Company (“APC”), Jordan

•	Canpotex Limited (“Canpotex”) [1]

•	Israel Chemicals Ltd. (“ICL”), Israel

•	Sinofert Holdings Limited (“Sinofert”), China

•	Sociedad Quimica y Minera de Chile S.A. (“SQM”), Chile

See Note 19 for additional information.

Marketing

Potash for use outside Canada and the US is sold exclusively to Canpotex, which resells potash to offshore customers.

Under its own name, PotashCorp markets and sells potash products in North America and nitrogen and phosphate products in North America and offshore.

Transportation and Distribution

(Leased and Owned)

•	leased or owned 296 terminals and warehouses (409 multi-product distribution points) in North America

•	leased or owned approximately 11,100 railcars in North America

•	leased a warehouse in Malaysia

•	ownership in a joint venture that leases a dry bulk fertilizer port terminal in Brazil

•	leased three vessels used for ammonia transportation

•	owned one multi-purpose vessel used for molten sulfur and phosphoric acid transportation

1 A potash export, sales and marketing company owned in equal shares by PotashCorp and two other Canadian potash producers.

PotashCorp 2016 Annual Integrated Report	111

in millions of US dollars except as otherwise noted

Note 2	Basis of Presentation

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

These consolidated financial statements were authorized by the Board of Directors for issue on February 20, 2017.

These consolidated financial statements were prepared under the historical cost convention, except for certain items as discussed in the applicable accounting policies.

Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table below. Certain of the company’s accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 31. New standards and amendments or interpretations that were either effective and applied by the company during 2016 or that were not yet effective are described in Note 31.

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
3	Revenue recognition	X	X	113
4	Cost of goods sold	X		116
4	Selling and administrative expenses	X		116
8	Income taxes	X	X	118
10	Cash equivalents	X		123
11	Receivables	X	X	124
12	Inventories	X	X	125
13	Property, plant and equipment	X	X	126
14	Other assets		X	128
15	Intangible assets	X	X	129
17	Derivative instruments	X	X	131

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
18	Provisions for asset retirement, environmental and other obligations	X	X	132
19	Investments	X	X	135
21	Long-term debt	X		138
24	Commitments	X	X	142
25	Guarantees	X		143
26	Pension and other post-retirement benefits	X	X	144
27	Share-based compensation	X	X	151
28	Related party transactions	X		154
29	Fair value and offsetting of financial instruments	X	X	155
30	Contingencies	X	X	161

112	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 3	Segment Information

The company has three reportable operating segments: potash, nitrogen and phosphate. These segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies	Accounting Estimates and Judgments

Accounting policies of the segments are:

• the same as those described in Note 31 and other relevant notes; and

• measured in a manner consistent with the financial statements.

Sales revenue is recognized when:

• product is shipped;

• the sale price and costs incurred or to be incurred can be measured reliably; and

• collectibility is probable.

Sales revenue is recorded and measured based on:

• the FOB mine, plant, warehouse or terminal price (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis); and

• the fair value of the consideration received or receivable (net of any trade discounts and volume rebates allowed).

Inter-segment sales are made under terms that approximate market value.

Transportation costs are recovered from the customer through sales pricing.

Segments are determined based on reports reviewed by the Chief Executive Officer (assessed to be the company’s chief operating decision-maker) used to make strategic decisions.

Supporting Information Financial information on each of these segments is summarized in the following tables:						19% Gross margin as a percentage of sales earned from all nutrients in 2016
2016	Potash	Nitrogen	Phosphate	All Others	Consolidated
Sales – third party	$1,630	$1,467	$1,359	$–	$4,456
Freight, transportation and distribution – third party	(250)	(122)	(163)	–	(535)
Net sales – third party	1,380	1,345	1,196	–
Cost of goods sold – third party	(943)	(1,016)	(1,132)	–	(3,091)
Margin (cost) on inter-segment sales [1]	–	32	(32)	–	–
Gross margin	437	361	32	–	830
Depreciation and amortization	(216)	(213)	(223)	(43)	(695)
Share of Canpotex’s Prince Rupert project exit costs	(33)	–	–	–	(33)
Termination benefit costs	(32)	–	–	–	(32)
Impairment of property, plant and equipment (Note 13)	–	–	(47)	–	(47)
Assets	9,795	2,515	2,306	2,639	17,255
Cash outflows for additions to property, plant and equipment	342	263	216	72	893

1 Inter-segment net sales were $62.

PotashCorp 2016 Annual Integrated Report	113

Note 3	Segment Information continued	in millions of US dollars except as otherwise noted

2015	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,543	$1,960	$1,776	$–	$6,279
Freight, transportation and distribution – third party	(214)	(101)	(173)	–	(488)
Net sales – third party	2,329	1,859	1,603	–
Cost of goods sold – third party	(1,007)	(1,210)	(1,305)	–	(3,522)
Margin (cost) on inter-segment sales [1]	–	57	(57)	–	–
Gross margin	1,322	706	241	–	2,269
Depreciation and amortization	(214)	(198)	(240)	(33)	(685)
Assets	9,772	2,563	2,367	2,767	17,469
Cash outflows for additions to property, plant and equipment	537	398	202	80	1,217

1 Inter-segment net sales were $87.

2014	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,828	$2,425	$1,862	$–	$7,115
Freight, transportation and distribution – third party	(291)	(117)	(201)	–	(609)
Net sales – third party	2,537	2,308	1,661	–
Cost of goods sold – third party	(1,102)	(1,357)	(1,400)	–	(3,859)
Margin (cost) on inter-segment sales [1]	–	59	(59)	–	–
Gross margin	1,435	1,010	202	–	2,647
Depreciation and amortization	(224)	(173)	(297)	(7)	(701)
Assets	9,615	2,444	2,344	3,321	17,724
Cash outflows for additions to property, plant and equipment	521	388	203	26	1,138

1 Inter-segment net sales were $107.

As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following tables:

	Country of Origin

2016	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$97	$129	$–	$–	$226
United States	752	1,820	314	–	2,886
Canpotex [1]	778	–	–	–	778
Mexico	–	91	7	–	98
Trinidad	–	–	115	–	115
Brazil	2	39	–	–	41
Colombia	–	6	29	–	35
Other Latin America	1	22	45	–	68
India	–	138	–	–	138
Other	–	15	56	–	71
	$1,630	$2,260	$566	$–	$4,456
Non-current assets [2]	$9,534	$3,532	$597	$14	$13,677

1 Canpotex’s 2016 sales volumes were made to: Latin America 33%, China 16%, India 9%, Other Asian markets 36%, other markets 6% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

114	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 3	Segment Information continued	in millions of US dollars except as otherwise noted

	Country of Origin
2015	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$119	$175	$–	$–	$294
United States	913	2,299	506	–	3,718
Canpotex [1]	1,346	–	–	–	1,346
Mexico	2	98	–	–	100
Trinidad	–	–	259	–	259
Brazil	65	61	–	–	126
Colombia	37	17	35	–	89
Other Latin America	61	39	53	–	153
India	–	144	–	–	144
Other	–	24	26	–	50

	$2,543	$2,857	$879	$–	$6,279

Non-current assets [2]	$9,472	$3,472	$625	$16	$13,585

1 Canpotex’s 2015 sales volumes were made to: Latin America 30%, China 20%, India 9%, Other Asian markets 34%, other markets 7% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

	Country of Origin

2014	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$153	$179	$–	$–	$332
United States	1,295	2,623	603	–	4,521
Canpotex [1]	1,233	–	–	–	1,233
Mexico	8	102	–	–	110
Trinidad	–	–	364	–	364
Brazil	22	30	–	–	52
Colombia	39	16	48	–	103
Other Latin America	78	38	66	–	182
India	–	169	–	–	169
Other	–	17	32	–	49

	$2,828	$3,174	$1,113	$–	$7,115

Non-current assets [2]	$9,127	$3,230	$632	$17	$13,006

1 Canpotex’s 2014 sales volumes were made to: Latin America 26%, China 16%, India 10%, Other Asian markets 41%, other markets 7% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

29%

Decrease in sales dollars

from 2015

PotashCorp 2016 Annual Integrated Report	115

in millions of US dollars except as otherwise noted

Note 4	Nature of Expenses

Accounting Policies

Cost of goods sold is costs primarily incurred at, and charged to, an active producing facility.

The primary components of selling and administrative expenses are compensation, other employee benefits, supplies, communications, travel, professional services and depreciation and amortization.

8%

Decrease in total

expenses

from 2015

Supporting Information

Expenses by nature were comprised of:

	Cost of Goods Sold			Other			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Depreciation and amortization	$652	$652	$694	$43	$33	$7	$695	$685	$701
Employee costs [1]	575	566	615	93	90	111	668	656	726
Freight	–	–	–	367	345	445	367	345	445
Energy and fuel	358	452	586	–	–	–	358	452	586
Supplies	258	289	307	–	–	–	258	289	307
Contract services	256	305	291	–	–	–	256	305	291
Raw materials [2]
Natural gas – feedstock	250	359	498	–	–	–	250	359	498
Sulfur	151	236	243	–	–	–	151	236	243
Ammonia	92	114	139	–	–	–	92	114	139
Natural gas hedge loss	77	89	45	–	–	–	77	89	45
Reagents	76	87	100	–	–	–	76	87	100
Other raw materials	110	131	109	–	–	–	110	131	109
Railcar and vessel costs	–	–	–	106	86	93	106	86	93
Impairment of property, plant and equipment (Note 13)	47	–	–	–	–	–	47	–	–
Property and other taxes	39	38	43	–	–	–	39	38	43
Royalties	38	69	74	–	–	–	38	69	74
Products purchased for resale	1	58	56	–	–	–	1	58	56
Off-site warehouse costs	–	–	–	47	47	60	47	47	60
Other	111	77	59	121	104	116	232	181	175

Total	$3,091	$3,522	$3,859	$777	$705	$832	$3,868	$4,227	$4,691

Expenses included in:
Freight, transportation and distribution							$535	$488	$609
Cost of goods sold							3,091	3,522	3,859
Selling and administrative expenses							212	239	245
Other expenses (income)							30	(22)	(22)

1 Includes employee benefits and share-based compensation.

2 Includes inbound freight, purchasing and receiving costs.

116	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 5	Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge.

	2016	2015	2014

Potash production tax	$74	$239	$181
Saskatchewan resource surcharge and other	50	71	76

	$124	$310	$257

Note 6	Other (Expenses) Income

	2016	2015	2014

Foreign exchange (loss) gain	$(9)	$48	$8
Proposed Transaction costs	(18)	–	–
Legal settlements	–	–	17
Other	(3)	(26)	(3)

	$(30)	$22	$22

Note 7	Finance Costs

Finance costs mainly arise from interest expense on long-term senior notes.

	2016	2015	2014

Interest expense on
Short-term debt	$9	$4	$1
Long-term debt	188	198	197
Interest on net defined benefit pension and other post-retirement plan obligations (Note 26)	19	19	13
Unwinding of discount on asset retirement obligations (Note 18)	14	13	15
Borrowing costs capitalized to property, plant and equipment	(11)	(40)	(41)
Interest income	(3)	(2)	(1)

	$216	$192	$184

Borrowing costs capitalized to property, plant and equipment during 2016 were calculated by applying an average capitalization rate of 4.0 percent (2015 and 2014 – 4.5 percent) to expenditures on qualifying assets.

See Note 10 for interest paid.

PotashCorp 2016 Annual Integrated Report	117

in millions of US dollars except as otherwise noted

Note 8	Income Taxes

This note explains the company’s income tax expense and tax-related balances within the consolidated financial statements. The deferred tax section provides information on expected future tax payments.

Accounting Policies

The company operates in a specialized industry and in several tax jurisdictions. As a result, its income is subject to various rates of taxation. Taxation on items recognized in the statements of income, other comprehensive income (“OCI”) or contributed surplus is recognized in the same location as those items.

Taxation on earnings is comprised of current and deferred income tax.

Current income tax is:	Deferred income tax is:

• the expected tax payable on the taxable income for the year;

• calculated using rates enacted or substantively enacted at the consolidated statements of financial position date in the countries where the company’s subsidiaries and equity-accounted investees operate and generate taxable income; and

• inclusive of any adjustment to income tax payable or recoverable in respect of previous years.

• recognized using the liability method;

• based on temporary differences between financial statements’ carrying amounts of assets and liabilities and their respective income tax bases; and

• determined using tax rates that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax is not accounted for:

•	with respect to investments in subsidiaries and equity-accounted investees where the company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and

•	if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are reviewed at each statements of financial position date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Accounting Estimates and Judgments

Estimates and judgments to determine the company’s taxes are impacted by:

•	the breadth of the company’s operations; and

•	global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

•	negotiations with taxing authorities in various jurisdictions;

•	outcomes of tax litigation; and

•	resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which:

•	includes the probability future taxable profit will be available to use deductible temporary differences; and

•	could be reduced if projected income is not achieved or increased if income previously not projected becomes probable.

118	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Accounting Policies continued

Income tax assets and liabilities are offset when:

For current income taxes, the company has:	For deferred income taxes:
• a legally enforceable right [1] to offset the recognized amounts; and • the intention to settle on a net basis or realize the asset and settle the liability simultaneously.

• the company has a legally enforceable right to set off current tax assets against current tax liabilities; and

• they relate to income taxes levied by the same taxation authority on either: (1) the same taxable entity; or (2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

[1] For income taxes levied by the same taxation authority and the authority permits the company to make or receive a single net payment or receipt.

[2] In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

Supporting Information

Income Taxes in Net Income

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2016	2015	2014

(Loss) income before income taxes
Canada	$(43)	$726	$911
United States	174	585	717
Trinidad	88	224	355
Other	147	186	181

	$366	$1,721	$2,164

Canadian federal and provincial statutory income tax rate	27.02%	27.00%	27.00%

Income tax at statutory rates	$99	$465	$584
Adjusted for the effect of:
Non-taxable income	(37)	(36)	(60)
Production-related deductions	(27)	(37)	(38)
Tax authority examinations	(16)	(17)	–
Additional tax deductions	(5)	(6)	(5)
Impact of foreign tax rates (US, Trinidad and other)	17	62	91
Withholding taxes	5	7	17
Other	7	13	39

Income tax expense included in net income	$43	$451	$628

The increase in the Canadian and provincial statutory income tax rate from 2015 to 2016 was the result of a legislated increase in New Brunswick income tax rates.

Accounting Estimates and Judgments continued

16%

Actual effective tax rate

on ordinary earnings for 2016

PotashCorp 2016 Annual Integrated Report	119

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Total income tax expense, included in net income, was comprised of the following:

	2016	2015	2014

Current income tax
Tax expense for current year	$78	$263	$351
Adjustments in respect of prior years	(13)	(16)	9

Total current income tax expense	65	247	360

Deferred income tax
Origination and reversal of temporary differences	(17)	199	257
Other	(5)	5	11

Total deferred income tax (recovery) expense	(22)	204	268

Income tax expense included in net income	$43	$451	$628

Income Tax Balances

Income tax balances within the consolidated statements of financial position as at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Statements of Financial Position Location	2016	2015

Current income tax assets
Current	Receivables (Note 11)	$41	$60
Non-current	Other assets (Note 14)	67	66
Deferred income tax assets	Other assets	10	10

Total income tax assets		$118	$136

Current income tax liabilities
Current	Payables and accrued charges (Note 16)	$(25)	$(14)
Non-current	Other non-current liabilities and deferred credits	(43)	(74)
Deferred income tax liabilities	Deferred income tax liabilities	(2,463)	(2,438)

Total income tax liabilities		$(2,531)	$(2,526)

120	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated statements of financial position as at December 31 and the amount of the deferred tax recovery or expense recognized in net income were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax Recovery (Expense) Recognized in Net Income

	2016	2015	2016	2015	2014

Deferred income tax assets
Tax loss and other carryforwards	$118	$2	$116	$(1)	$(1)
Asset retirement obligations and accrued environmental costs	176	174	2	–	40
Derivative instrument liabilities	35	69	–	–	–
Inventories	6	31	(25)	9	(32)
Post-retirement benefits and share-based compensation	166	167	13	5	11
Other assets	22	16	8	(7)	(15)
Deferred income tax liabilities
Property, plant and equipment	(2,930)	(2,837)	(93)	(212)	(273)
Investments in equity-accounted investees	(35)	(38)	2	(1)	3
Other liabilities	(11)	(12)	(1)	3	(1)

	$(2,453)	$(2,428)	$22	$(204)	$(268)

Reconciliation of net deferred income tax liabilities:

	2016	2015

Balance, beginning of year	$(2,428)	$(2,191)
Income tax recovery (charge) recognized in the statements of income	22	(204)
Income tax charge recognized in contributed surplus	–	(10)
Income tax charge recognized in OCI	(48)	(20)
Foreign exchange	1	(3)

Balance, end of year	$(2,453)	$(2,428)

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2016 were:

	Amount	Expiry Date

Unused tax losses
Operating	$414	2028 – Indefinite
Capital	$292	None
Unused investment tax credits	$65	2017 – 2035
Unused alternative minimum tax credits	$6	None

Any unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2016, the company had $337 of tax losses and deductible temporary differences for which it did not recognize deferred tax assets.

The company has determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2016 was $6,463 (2015 – $6,374).

PotashCorp 2016 Annual Integrated Report	121

in millions of US dollars except as otherwise noted

Note 9	Net Income per Share

Basic net income per share provides a measure of the interests of each ordinary common share in the company’s performance over the year. Diluted net income per share adjusts basic net income per share for the effects of all dilutive potential common shares.

	2016	2015	2014

Basic net income per share [1]
Net income available to common shareholders	$ 323	$ 1,270	$ 1,536

Weighted average number of common shares	838,928,000	834,141,000	838,101,000

Basic net income per share	$ 0.39	$ 1.52	$ 1.83

Diluted net income per share [1]
Net income available to common shareholders	$ 323	$ 1,270	$ 1,536

Weighted average number of common shares	838,928,000	834,141,000	838,101,000
Dilutive effect of stock options	210,000	3,208,000	6,443,000
Dilutive effect of share-settled performance share units	321,000	–	–

Weighted average number of diluted common shares	839,459,000	837,349,000	844,544,000

Diluted net income per share	$ 0.38	$ 1.52	$ 1.82

1 Net income per share calculations are based on dollar and share amounts each rounded to the nearest thousand.

Net income per share = net income available to common shareholders / weighted average number of common shares issued and outstanding during the year. Diluted net income per share incorporated the following adjustments. The denominator was:

Ù	increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year;

Ù	increased by the total of the additional share-settled performance share units (“PSUs”) that could be issued if vesting criteria are achieved; and

Ú	decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

For performance-based stock option plans, the number of contingently issuable common shares included in the calculation was based on the number of shares, if any, that would be issuable if the end of the reporting period was the end of the performance period and the effect was dilutive.

Options excluded from the calculation of diluted net income per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2016	2015	2014

Weighted average number of options	12,697,691	7,269,775	4,454,863
Option Plan years fully excluded	2007-2014	2008, 2009, 2011-2013	2008, 2011-2013

122	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 10	Consolidated Statements of Cash Flow

Accounting Policy
Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

For the years ended December 31	2016		2015		2014

Reconciliation of cash provided by operating activities
Net income		$323		$1,270		$1,536
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	695		685		701
Impairment of property, plant and equipment (Note 13)	47		–		–
Net distributed (undistributed) earnings of equity-accounted investees	70		(35)		68
Impairment of available-for-sale investment (Note 19)	10		–		38
Share-based compensation	2		22		28
(Recovery of) provision for deferred income tax	(22)		204		268
Pension and other post-retirement benefits	46		30		28
Asset retirement obligations and accrued environmental costs	29		20		18
Other long-term liabilities and miscellaneous	–		15		19

Subtotal of adjustments		877		941		1,168
Changes in non-cash operating working capital
Receivables	114		259		(220)
Inventories	(21)		(99)		70
Prepaid expenses and other current assets	17		(19)		29
Payables and accrued charges	(50)		(14)		31

Subtotal of changes in non-cash operating working capital		60		127		(90)

Cash provided by operating activities		$1,260		$2,338		$2,614

Supplemental cash flow disclosure
Interest paid		$189		$193		$187
Income taxes paid		$50		$171		$405

$1.3 billion

    Total cash provided by

    operating activities

    in 2016

PotashCorp 2016 Annual Integrated Report	123

in millions of US dollars except as otherwise noted

Note 11	Receivables

Receivables represent amounts the company expects to collect from other parties. Trade receivables consist mainly of amounts owed to PotashCorp by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. When a trade receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of income.

Supporting Information

	2016	2015

Trade accounts – Canpotex (Note 28)	$141	$148
– Other	292	327
Less provision for impairment of trade accounts receivable	(6)	(7)

	427	468
Income taxes receivable (Note 8)	41	60
Margin deposits on derivative instruments	27	51
GST and VAT receivable	22	28
Other non-trade accounts	28	33

	$545	$640

Accounting Estimates and Judgments
Determining when amounts are deemed uncollectible requires judgment.

124	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 12	Inventories

Inventories consist of product from the company’s three segments – potash, nitrogen and phosphate – in varying stages of the production process.

Accounting Policies

Inventories are valued monthly at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct acquisition costs, direct costs related to the units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on:

For products and raw materials	For materials and supplies

• selling price of the finished product (in ordinary course of business); • less the estimated costs of completion; and • less the estimated costs to make the sale.	• replacement cost, considered to be the best available measure of net realizable value.

A writedown is recognized if carrying amount exceeds net realizable value, and may be reversed if the circumstances which caused it no longer exist.

Supporting Information

Inventories as at December 31 were comprised of:

	2016	2015
Finished products	$269	$302
Intermediate products	174	125
Raw materials	75	94
Materials and supplies	250	228

	$768	$749

The following items affected cost of goods sold during the year:

	2016	2015	2014
Expensed inventories before the following items	$2,712	$3,233	$3,587
Reserves, reversals and writedowns of inventories	31	11	8

	$2,743	$3,244	$3,595

The carrying amount of inventory recorded at net realizable value was $47 as at December 31, 2016 (2015 – $32), with the remaining inventory recorded at cost.

Accounting Estimates and Judgments
Judgment involves determining: • the appropriate measure of net realizable value; and • the allocation of production overhead to inventories.

PotashCorp 2016 Annual Integrated Report	125

in millions of US dollars except as otherwise noted

Note 13	Property, Plant and Equipment

The majority of the company’s tangible assets are the buildings, machinery and equipment used to produce its three nutrients. These assets are depreciated over their estimated useful lives.

Accounting Policies

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

• income or expenses;[1]

• a reduction for investment tax credits to which the company is entitled;

• additions, betterments and renewals; and

• borrowing costs during construction.[2]

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

[1]    Derived from the necessity to bring an asset under construction to the location and condition necessary to be capable of operating in the manner and location intended.

[2]    The capitalization rate is based on the weighted average interest rate on all of the company’s outstanding third-party debt. Capitalization ceases when assets are substantially ready for their intended use.

Accounting Estimates and Judgments

Judgment involves determining:

•	which costs are directly attributable (e.g., labor, overhead) and when income or expenses derived from an asset under construction are recognized as part of the asset cost;

•	appropriate timing for cessation of cost capitalization[1], considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;

•	the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);

•	which repairs and maintenance constitute major inspections and overhauls; and

•	the appropriate life over which such costs should be amortized.

Certain mining and milling assets are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. Other asset classes are depreciated on a straight-line basis.

The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at December 31, 2016:

	Useful Life Range (years)	Weighted Average Useful Life (years) [3]

Land improvements	8 to 60	38
Buildings and improvements	9 to 60	39
Machinery and equipment [2]	3 to 60	25

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

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

[1]    Generally when the asset or asset under construction is substantially complete and in the location and condition necessary for it to be capable of operating in the manner intended by management.

[2]    Comprised primarily of plant equipment.

[3]    Weighted by carrying amount as at December 31, 2016.

126	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 13	Property, Plant and Equipment continued	in millions of US dollars except as otherwise noted

Accounting policies, estimates and judgments related to impairment of long-lived assets are included within Note 31 on Page 164.

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total

Carrying amount – December 31, 2015	$ 538	$ 3,636	$ 7,005	$ 571	$ 1,462	$ 13,212
Additions	–	2	9	65	744	820
Change in investment tax credits	–	–	(6)	–	5	(1)
Disposals	–	–	(1)	–	–	(1)
Transfers	102	639	391	469	(1,601)	–
Change in asset retirement costs	–	–	–	12	–	12
Depreciation	(22)	(65)	(500)	(90)	–	(677)
Impairment	–	–	(39)	–	(8)	(47)

Carrying amount – December 31, 2016	618	4,212	6,859	1,027	602	13,318

Balance as at December 31, 2016 comprised of:
Cost	807	4,813	11,574	1,930	602	19,726
Accumulated depreciation	(189)	(601)	(4,715)	(903)	–	(6,408)

Carrying amount	618	4,212	6,859	1,027	602	13,318

Carrying amount – December 31, 2014	$ 546	$ 3,615	$ 6,739	$ 581	$ 1,193	$ 12,674
Additions	–	1	15	58	1,172	1,246
Change in investment tax credits	–	–	(6)	–	–	(6)
Disposals	–	(1)	(19)	–	–	(20)
Transfers	11	93	768	31	(903)	–
Change in asset retirement costs	–	–	–	(2)	–	(2)
Depreciation	(19)	(72)	(492)	(97)	–	(680)

Carrying amount – December 31, 2015	$ 538	$ 3,636	$ 7,005	$ 571	$ 1,462	$ 13,212

Balance as at December 31, 2015 comprised of:
Cost	$ 708	$ 4,191	$ 11,338	$ 1,384	$ 1,462	$ 19,083
Accumulated depreciation	(170)	(555)	(4,333)	(813)	–	(5,871)

Carrying amount	$ 538	$ 3,636	$ 7,005	$ 571	$ 1,462	$ 13,212

Depreciation of property, plant and equipment was included in the following:

	2016	2015	2014

Cost of goods sold and selling and administrative expenses	$ 671	$ 667	$ 685
Cost of property, plant and equipment and inventory	6	13	13

	$ 677	$ 680	$ 698

PotashCorp 2016 Annual Integrated Report	127

Note 13	Property, Plant and Equipment continued	in millions of US dollars except as otherwise noted

During the fourth quarter of 2016, an indicator of impairment was determined to exist in the Geismar phosphate cash-generating unit (“CGU”), as a result of sustained losses in a contract. The Geismar phosphate CGU, part of the phosphate segment reported in Note 3, had a recoverable amount of $NIL at December 31, 2016 based on value in use. As a result, an impairment loss of $20 was recognized in phosphate cost of goods sold during the year ended December 31, 2016 (2015 and 2014 – $NIL).

During the first quarter of 2016, property, plant and equipment in the phosphate segment with a carrying amount of $27 was determined to have a recoverable amount of $NIL related to a product that the company will no longer produce. An impairment loss of $27 was recognized in phosphate cost of goods sold during the year ended December 31, 2016 (2015 and 2014 – $NIL).

Operating accounts payable incurred for additions to property, plant and equipment do not result in a cash outflow. When paid, the liabilities are reflected as a cash outflow within investing activities. The applicable net change in accounts payable that was reclassified

(to) from investing activities (from) to operating activities on the consolidated statements of cash flow in 2016 was $(68) (2015 – $19, 2014 – $(43)).

As at December 31, 2016, the carrying amount of idled assets (including our Picadilly, New Brunswick and Lanigan, Saskatchewan potash assets) was $2,142 (2015 – $2,015, 2014 – $400).

Note 14	Other Assets

Accounting Estimates and Judgments

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of residual value, on a straight-line basis over their estimated useful lives of two to 12 years.

Upfront lease costs are capitalized to other assets and amortized over the life of the leases on a straight-line basis, the latest of which extends through 2037.

Supporting Information

Other assets as at December 31 were comprised of:

	2016	2015

Long-term income taxes receivable (Note 8)	$67	$66
Ammonia catalysts – net of accumulated amortization of $53 (2015 – $43)	39	33
Margin deposits on derivative instruments	34	68
Investment tax credits receivable	23	29
Accrued pension benefit asset (Note 26)	23	21
Upfront lease costs – net of accumulated amortization of $11 (2015 – $11)	16	16
Other – net of accumulated amortization of $21 (2015 – $19)	48	52

	$250	$285

Amortization of other assets included in cost of goods sold and in selling and administrative expenses for 2016 was $10 (2015 – $11, 2014 – $12).

128	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 15	Intangible Assets

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the company. Goodwill is not amortized but is subject to annual impairment reviews.

Accounting Policies	Accounting Estimates and Judgments

An intangible asset is recognized when it is:

• reliably measurable;

• identifiable (separable or arises from contractual rights);

• probable that expected future economic benefits will flow to the company; and

• controllable by the company.

Intangible assets are recorded initially at cost, including development and applicable employee costs, and relate primarily to:

• production and technology rights;

• contractual customer relationships;

• computer software;

• goodwill; and

• computer software and other developed projects (internally generated).

The following expenses are never recognized as an asset in current or subsequent periods:

• costs to maintain software programs; and

• development costs previously recognized as an expense.

Amortization is recognized in net income as an expense related to the function of the intangible asset.

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

Judgment is applied to determine non-tangible expenditures eligible for capitalization.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives. Changes in accounting estimates can result from changes in useful life or the expected pattern of consumption of an asset (taken into account by changing the amortization period or method, as appropriate).

Goodwill is allocated to CGUs or groups of CGUs for the purpose of impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating
segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

PotashCorp 2016 Annual Integrated Report	129

Note 15	Intangible Assets continued	in millions of US dollars except as otherwise noted

Supporting Information

Goodwill is the only intangible asset with an indefinite useful life recognized by the company. All other intangible assets have finite useful lives. Following is a reconciliation of intangible assets:

	Goodwill [1]		Other		Total
	2016	2015	2016	2015	2016	2015

Carrying amount, beginning of year	$97	$97	$95	$45	$192	$142
Additions	–	–	2	57	2	57
Amortization	–	–	(14)	(7)	(14)	(7)

Carrying amount, end of year	$97	$97	$83	$95	$180	$192

Balance as at December 31 comprised of:
Cost	$104	$104	$122	$120	$226	$224
Accumulated amortization	(7)	(7)	(39)	(25)	(46)	(32)

Carrying amount	$97	$97	$83	$95	$180	$192

1 The company’s aggregate carrying amount of goodwill was $97 (2015 – $97), representing 1.2 percent of shareholders’ equity as at December 31, 2016 (2015 – 1.2 percent). Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

Note 16

Payables and Accrued Charges

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers, contractors, employees and shareholders that have been invoiced or accrued.

Payables and accrued charges as at December 31 were comprised of:

	2016	2015	44% Total trade accounts included in payables and accrued charges at December 31, 2016
Trade accounts	$340	$426
Dividends	84	318
Accrued compensation	76	76
Deferred revenue	59	80
Current portion of asset retirement obligations and accrued environmental costs (Note 18)	58	85
Accrued interest	35	34
Current portion of pension and other post-retirement benefits (Note 26)	32	52
Income taxes (Note 8)	25	14
Other payables and other accrued charges	63	61

	$772	$1,146

130	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 17	Derivative Instruments

PotashCorp enters into contracts with other parties primarily to fix the price of natural gas used as feedstock in production and the exchange rate for Canadian dollar transactions.

Accounting Policies	Accounting Estimates and Judgments

Derivative financial instruments are used to lock in commodity prices, exchange rates and interest rates. Contracts to buy or sell a non-financial item [1] are recognized at fair value on the consolidated statements of financial position where appropriate.

For designated and qualified cash flow hedges:

• the effective portion of the change in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in net income in future accounting periods; and

• the ineffective portions of hedges are recorded in net income in the current period.

The change in fair value of derivative instruments, not designated or not qualified as hedges, is recorded in net income in the current period.

The company’s policy is not to use derivative instruments for trading or speculative purposes. The company may choose not to designate a qualifying derivative instrument in an economic hedging relationship as an accounting hedge.

For natural gas derivative instruments designated as accounting hedges, the company formally documents:

• all relationships between hedging instruments and hedged items;

• its risk management objective and strategy for undertaking the hedge transaction; and

• the linkage of derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions.

The company also assesses whether the natural gas derivatives used in hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to the company’s natural gas hedges is assessed on a prospective and retrospective basis using regression analyses.

A hedging relationship is terminated if:

• the hedge ceases to be effective;

• the underlying asset or liability being hedged is derecognized; or

• the derivative instrument is no longer designated as a hedging instrument.

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

Uncertainties, estimates and use of judgment include the assessment of contracts as derivative instruments and for embedded derivatives, application of hedge accounting and valuation of derivatives at fair value (discussed further in Note 29).

For derivatives or embedded derivatives, the most significant area of judgment is whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

The process to test effectiveness and meet stringent documentation standards requires the application of judgment and estimation.

[1] Can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements).

PotashCorp 2016 Annual Integrated Report	131

Note 17	Derivative Instruments continued	in millions of US dollars except as otherwise noted

Supporting Information

Significant recent derivatives included the following:

•	natural gas swap agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions; and

•	foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar, not designated as hedging instruments for accounting purposes.

Derivatives as at December 31 were comprised of:

	2016			2015

	Assets	Liabilities	Net	Assets	Liabilities	Net

Natural gas derivatives – designated cash flow hedges	$–	$44	$(44)	$9	$190	$(181)
Natural gas derivatives	6	53	(47)	–	–	–
Foreign currency derivatives	–	–	–	–	3	(3)

Total	6	97	(91)	9	193	(184)
Less current portion	(1)	(41)	40	(4)	(84)	80

Long-term portion	$5	$56	$(51)	$5	$109	$(104)

As at December 31, 2016, the company’s net exposure to natural gas derivatives in the form of swaps was a notional amount of 46 million MMBtu with maturities in 2017 through 2022 (2015 – 65 million).

For the year ended December 31, 2016, gains (losses) before taxes of $11 were recognized in OCI (2015 – $(83), 2014 – $(62)). For the year ended December 31, 2016, losses before taxes of $78 (2015 – $84, 2014 – $40) were reclassified from accumulated other comprehensive income (“AOCI”) and recognized in cost of goods sold excluding ineffectiveness, which changed these losses by $2 (2015 – $NIL, 2014 – $1). Of the losses before taxes in AOCI at December 31, 2016, approximately $44 (2015 – $79, 2014 – $74) will be reclassified to cost of goods sold within the next 12 months.

As at December 31, 2016, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $21 (2015 – $134) at an average exchange rate of 1.3490 (2015 – 1.3553) per US dollar with maturities in 2017 (2015 – maturities in 2016).

Note 18	Provisions for Asset Retirement, Environmental

and Other Obligations

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental restoration provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies	Accounting Estimates and Judgments

Provisions are recognized when:

• there is a present legal or constructive obligation as a result of past events;

• it is probable an outflow of resources will be required to settle the obligation; and

• the amount has been reliably estimated.

Provisions are not recognized for costs that need to be incurred to operate in the future or expected future operating losses.

The company recognizes provisions for termination benefits at the earlier of when it can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs.

Provisions are measured at the present value of the cash flow [1] expected to be required to settle the obligation.

Estimates for provisions take into account:

• most provisions will not be settled for a number of years;

• environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting the company’s operations could change, either of which could result in significant changes to current plans; and

• the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

[1] Using a pre-tax risk-free discount rate that reflects current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.

132	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 18	Provisions for Asset Retirement, Environmental and Other Obligations continued	in millions of US dollars except as otherwise noted

Accounting Policies continued
Environmental costs related to current operations are:
Capitalized as an asset, if	Expensed, if	Recorded as a provision, when

• property life is extended; • capacity is increased; • contamination from future operations is mitigated or prevented; or • related to legal or constructive asset retirement obligations.	• related to existing conditions caused by past operations; and • they do not contribute to current or future revenue generation.

• environmental remedial efforts are likely; and

• the costs can be reasonably estimated.

The company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation, and cost-sharing arrangements.

The company recognizes provisions for decommissioning obligations (also known as asset retirement obligations) primarily related to mining and mineral activities. The major categories of asset retirement obligations are:

• reclamation and restoration costs at its potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;

• land reclamation and revegetation programs;

• decommissioning of underground and surface operating facilities;

• general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and

• post-closure care and maintenance.

The present value of a liability for a decommissioning obligation is recognized in the period in which it is incurred if a reasonable estimate can be made. The associated costs are:

• capitalized as part of the carrying amount of any related long-lived asset and then amortized over its estimated remaining useful life;

• recorded as inventory; or

• expensed in the period.

The best estimate of the amount required to settle the obligation is reviewed at the end of each reporting period and updated to reflect changes in the discount and foreign exchange rates and the amount or timing of the underlying cash flows. When there is a change in the best estimate, an adjustment is recorded against the carrying amount of the provision and any related asset, and the effect is then recognized in net income over the remaining life of the asset. The increase in the provision due to the passage of time is recognized as a finance cost. A gain or loss may be incurred upon settlement of the liability.

Accounting Estimates and Judgments continued

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on the company’s consolidated financial statements.

Estimates for asset retirement obligation costs depend on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

The risk-free rate and expected cash flow payments for asset retirement obligations at December 31 were as follows:

2016	Risk-Free Rate	Cash Flow Payments [1]
Phosphate	1.86%-3.06%	1-85 years
Potash	5%	50-340 years

2015
Phosphate	1.67%-2.95%	1-85 years
Potash	6%	55-385 years

1 Timeframe in which payments are expected to principally occur from December 31, with the majority of Phosphate payments taking place over the next 35 years.

Employee termination activities are complex processes that can take months to complete and involve making and reassessing estimates.

Sensitivity of asset retirement obligations to changes in the discount rate and inflation rate on the recorded liability as at December 31, 2016 is as follows:

	Undiscounted Cash Flows		Discounted Cash Flows	Discount Rate		Inflation Rate
				+0.5%	-0.5%	+0.5%	-0.5%
Potash obligation [1]	$ 1,001	[2]	$113	$ (26)	$36	$38	$ (25)
Nitrogen obligation	62		3	(1)	1	1	(1)
Phosphate obligation	952		591	(34)	39	39	(34)

1 Stated in Canadian dollars.

2 Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 91-268 years.

PotashCorp 2016 Annual Integrated Report	133

Note 18	Provisions for Asset Retirement, Environmental and Other Obligations continued	in millions of US dollars except as otherwise noted

Supporting Information

Following is a reconciliation of asset retirement, environmental restoration and other obligations:

	Asset Retirement Obligations	Environmental Restoration Obligations	Subtotal	Other Obligations	Total

Balance – December 31, 2015	$637	$22	$659	$6	$665
Charged to income
New obligations	3	3	6	1	7
Change in discount rate	9	–	9	–	9
Change in other estimates	42	–	42	–	42
Unwinding of discount	14	–	14	–	14
Capitalized to property, plant and equipment
Change in discount rate	11	–	11	–	11
Change in other estimates	1	–	1	–	1
Settled during period	(40)	(2)	(42)	(4)	(46)
Exchange differences	1	–	1	–	1

Balance – December 31, 2016	$678	$23	$701	$3	$704

Balance as at December 31, 2016 comprised of:
Current liabilities
Payables and accrued charges (Note 16)	$51	$7	$58	$3	$61
Non-current liabilities
Asset retirement obligations and accrued environmental costs	627	16	643	–	643

Balance – December 31, 2014	$609	$32	$641	$2	$643
Charged to income
New obligations	11	1	12	6	18
Change in discount rate	(4)	–	(4)	–	(4)
Change in other estimates	48	–	48	–	48
Unwinding of discount	13	–	13	–	13
Capitalized to property, plant and equipment
Change in discount rate	(7)	–	(7)	–	(7)
Change in other estimates	5	–	5	–	5
Settled during period	(31)	(11)	(42)	(2)	(44)
Exchange differences	(7)	–	(7)	–	(7)

Balance – December 31, 2015	$637	$22	$659	$6	$665

Balance as at December 31, 2015 comprised of:
Current liabilities
Payables and accrued charges (Note 16)	$79	$6	$85	$6	$91
Non-current liabilities
Asset retirement obligations and accrued environmental costs	558	16	574	–	574

Environmental Operating and Capital Expenditures

The company’s operations are subject to numerous environmental requirements under federal, provincial, state and local laws and regulations of Canada, the US, and Trinidad and Tobago. These laws and regulations govern matters such as air emissions, wastewater discharges, land use and reclamation, and solid and hazardous waste management. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance can be expected to rise over time. The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2016 were $95 (2015 – $111, 2014 – $129).

The company routinely undertakes environmental capital projects. In 2016, capital expenditures of $82 (2015 – $164, 2014 – $151) were incurred to meet pollution prevention and control as well as other environmental objectives.

Other Environmental Obligations

Other environmental obligations generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operation of real property and facilities.

Other Obligations

Other obligations are comprised of provisions for community investment.

134	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note	19	Investments

PotashCorp holds interests in associates and joint ventures, the most significant being SQM at 32 percent, APC at 28 percent and Canpotex at 33 percent. The company’s most significant investments accounted for as available-for-sale are ICL and Sinofert.

Investments in Equity-Accounted Investees

Accounting Policies	Accounting Estimates and Judgments

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee. Such investees that are not jointly controlled are referred to as associates. All investees the company jointly controls are classified and accounted for as joint ventures, which are also accounted for using the equity method. These associates and joint ventures follow similar accounting principles and policies to PotashCorp.

The company’s significant policies include:

• its proportionate share of any net income or losses from investees, and any gain or loss on disposal, are recorded in net income;

• its proportionate share of post-acquisition movements in OCI is recognized in the company’s OCI;

• the cumulative post-acquisition movements in net income and OCI are adjusted against the carrying amount of the investment;

• dividends received reduce the carrying amount of the company’s investment;

• an impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount[1] becomes lower than the carrying amount; and

• impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

[1] The higher of value in use and fair value less costs to sell.

Judgment is necessary in determining when significant influence (power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies) exists.

Judgment is also used in determining if objective evidence of impairment exists, and if so, the amount of impairment.

PotashCorp 2016 Annual Integrated Report	135

Note 19	Investments continued	in millions of US dollars except as otherwise noted

Supporting Information

Equity-accounted investees as at December 31 were comprised of:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held				Quoted Fair Value [1]				Carrying Amount
Name			2016		2015		2016		2015		2016	2015
SQM	Chemicals & Mining	Chile	32%	[2]	32%	[2]	$2,228		$1,936		$781	$833
APC	Mining	Jordan	28%		28%		618		676		362	378
Canpotex	Marketing & Logistics	Canada	33%		33%		n/a	[3]	n/a	[3]	–	–
Other associates and joint ventures											30	32

Total equity-accounted investees											$1,173	$1,243

1 The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

2 Due to provisions in SQM’s bylaws, the company holds proportional voting rights of 28 percent.

3 Canpotex is a private company and there is no quoted market price available for the shares.

Aggregated financial information of the company’s proportionate interest in equity-accounted investees for the year ended December 31 was as follows:

	Associates			Joint Ventures
	2016	2015	2014	2016	2015	2014

Income from continuing operations and net income	$115	$121	$137	$6	$8	$10
Other comprehensive income (loss)	1	(2)	3	–	–	–
Total comprehensive income	116	119	140	6	8	10

Additional aggregated financial information of all the company’s equity-accounted investees is set out below. The financial information represents an aggregation of full amounts shown in each associate’s and joint venture’s financial statements prepared in accordance with IFRS as at and for the year ended December 31, as applicable.

	2016	2015

Current assets	$3,762	$4,088
Non-current assets	2,885	2,948
Current liabilities	1,292	1,376
Non-current liabilities	1,730	1,950
Non-controlling interest	61	61

	2016	2015	2014

Sales	$4,739	$5,892	$6,019
Gross profit	811	900	819
Income from continuing operations and net income	382	419	464

Dividends received from these equity-accounted investments in 2016 were $170 (2015 – $86, 2014 – $172).

Available-for-Sale Investments

Accounting Policies	Accounting Estimates and Judgments

The fair value of investments designated as available-for-sale is recorded in the consolidated statements of financial position, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

The company’s significant policies include:

• the cost of investments sold is based on the weighted average method;

• realized gains and losses on these investments are removed from AOCI and recorded in net income; and

• the company assesses at the end of each reporting period whether there is objective evidence of impairment. A significant or prolonged decline in the fair value of the investment below its cost would be evidence that the asset is impaired. If objective evidence of impairment

The company’s 22 percent ownership of Sinofert does not constitute significant influence and its investment is therefore accounted for as available-for-sale.

The determination of when an investment is impaired, and if so, the amount of impairment, requires judgment. In making this judgment, the company evaluates, among other factors, the duration and extent to which the fair value of the investment is less than its cost at each reporting period-end.

136	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 19	Investments continued	in millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

exists, the impaired amount (i.e., the unrealized loss) is recognized in net income; any subsequent reversals of a previous impairment would be recognized in OCI and not net income. Any subsequent decline in the fair value below the carrying amount at the impairment date would represent a further impairment to be recognized in net income.

See Note 29 for a description of how the company determines fair value for its investments.

Supporting Information

Available-for-sale investments as at December 31 were as follows:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held		Fair Value and Carrying Amount
Name			2016	2015	2016	2015

ICL	Fertilizer & Specialty Chemicals	Israel	14%	14%	$725	$716
Sinofert	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	212	266
Other					3	2

					$940	$984

As at December 31, 2016, the net unrealized loss on these investments was $346 (2015 – $302).

During 2012, the company concluded its investment in Sinofert was impaired due to the significance by which fair value was below cost. During 2014, the company concluded its investment in Sinofert was further impaired due to the fair value declining below the carrying amount of $238 at the previous impairment date. As a result, impairment losses of $341 and $38 were recognized in net income during 2012 and 2014, respectively. During 2016, the company concluded its investment in Sinofert was further impaired due to the fair value declining below the carrying amount of $200 at the previous impairment date. As a result, an impairment loss of $10 was recognized in net income during 2016. The fair value was determined by reference to the market value of Sinofert shares on the Hong Kong Stock Exchange.

Changes in fair value, and related accounting, for the company’s investment in Sinofert since December 31, 2013 were as follows:

			Impact of Unrealized Loss on:
	Fair Value	Unrealized (Loss) Gain	OCI and AOCI	Net Income and Retained Earnings

Balance – December 31, 2013	$254	$(325)	$16	$(341)
Decrease in fair value and recognition of impairment	(54)	(54)	(16)	(38)
Increase in fair value subsequent to recognition of impairment	52	52	52	–

Balance – December 31, 2014	$252	$(327)	$52	$(379)
Increase in fair value during the year	14	14	14	–

Balance – December 31, 2015	$266	$(313)	$66	$(379)
Decrease in fair value and recognition of impairment	(76)	(76)	(66)	(10)
Increase in fair value subsequent to recognition of impairment	22	22	22	–

Balance – December 31, 2016	$212	$(367)	$22	$(389)

PotashCorp 2016 Annual Integrated Report	137

in millions of US dollars except as otherwise noted

Note 20	Short-Term Debt

The company uses its $2.5 billion commercial paper program for its short-term cash requirements. The commercial paper program is backstopped by a long-term credit facility.

Short-term debt as at December 31 was comprised of:

	2016	2015

Commercial paper	$389	$517

The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility. As at December 31, 2016, the company was authorized to issue commercial paper up to $2,500 (2015 – $2,500).

The company has a $75 unsecured line of credit available for short-term financing. Net of letters of credit of $NIL and direct borrowings of $NIL, $75 was available as at December 31, 2016 (2015 – $75). The line of credit is available through August 2017 (2015 – August 2016).

The line of credit is subject to financial tests and other covenants. Principal covenants and events of default are as follows: a debt-to-capital ratio of less than or equal to 0.65:1, net book value of disposed assets not to exceed 25 percent of the prior year-end’s total assets, debt of subsidiaries not to exceed $1,000 and a $300 permitted lien basket. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of the greater of $100 or two percent of shareholders’ equity. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the above-mentioned covenants as at December 31, 2016.

Note 21	Long-Term Debt

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

138	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 21	Long-Term Debt continued	in millions of US dollars except as otherwise noted

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest	Maturity	2016	2015
Senior notes [1]
Notes issued 2010	3.250%	December 1, 2017	$500	$500
Notes issued 2009	6.500%	May 15, 2019	500	500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000% [2]	April 1, 2025	500	500
Notes issued 2016	4.000%	December 15, 2026	500	–
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
Other			–	4
			4,250	3,754
Less net unamortized debt issue costs			(48)	(48)
			4,202	3,706
Less current maturities			(500)	–
Add current portion of amortization			5	4
			$3,707	$3,710

1 Each series of senior notes is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable, in whole or in part, at the company’s option, at any time prior to maturity for a price equal to the greater of the principal amount of the notes to be redeemed and the present value of the remaining scheduled payments of principal and interest based on a predetermined computation of the discount rate, plus accrued and unpaid interest. The series of senior notes issued in 2014, 2015 and 2016 are redeemable, in whole or in part, at the company’s option, at any time three months before maturity for a price equal to 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. If the Proposed Transaction is completed, a downgrade in the company’s credit ratings below investment-grade would trigger a change in control offer under existing debt securities, except the notes issued in 2016, and the company would be required to make an offer to purchase all, or any part, of these senior notes at 101 percent of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

2 Due to the effect of treasury lock derivatives entered into prior to issuance, a gain of $4 (recognized in AOCI) will reduce interest expense over time.

The company has a long-term revolving credit facility that provides for unsecured borrowings and also backstops its commercial paper program. The availability of borrowings is reduced by the amount of commercial paper outstanding. Details of the company’s credit facilities were as follows:

	2016 [1]	2015
Facility as at December 31	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020	$3,400 – maturity May 31, 2019 $100 – maturity May 31, 2018
Borrowings outstanding as at December 31	$NIL	$NIL
Commercial paper outstanding, backstopped by the credit facility, as at December 31 (Note 20)	$389	$517
Amounts borrowed and repaid during the year ended December 31	$NIL	$NIL

1 During the first quarter of 2016, the company extended its entire $3,500 credit facility to May 31, 2020 and in the second quarter of 2016, $3,250 of the credit facility was extended to May 31, 2021.

Other long-term debt in the above table includes a net financial liability of $NIL (2015 – $4) pursuant to back-to-back loan arrangements that have a legally enforceable right to offset and that the company intends to settle with the same party on a net basis (Note 29).

The senior notes are not subject to any financial test covenants, but are subject to certain customary covenants (including limitations on liens and on sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $100. Principal covenants and events of default under the credit facility are the same as those under the line of credit described in Note 20. Non-compliance with such covenants could result in accelerated payment of amounts due under the credit facility, and its termination. The back-to-back loan arrangements are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with the above-mentioned covenants as at December 31, 2016.

Long-term debt obligations as at December 31, 2016 will mature as follows:

2017	$500
2018	–
2019	500
2020	500
2021	–
Subsequent years	2,750

$4,250

PotashCorp 2016 Annual Integrated Report	139

in millions of US dollars except as otherwise noted

Note 22	Share Capital

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

Issued

	Number of Common Shares	Consideration

Balance, December 31, 2013	856,116,325	$1,600
Issued under option plans	2,285,450	49
Issued for dividend reinvestment plan	1,041,691	36
Repurchased	(29,200,892)	(53)

Balance, December 31, 2014	830,242,574	$1,632
Issued under option plans	4,803,560	72
Issued for dividend reinvestment plan	1,494,017	43

Balance, December 31, 2015	836,540,151	$1,747
Issued under option plans	2,329,600	36
Issued for dividend reinvestment plan	920,628	15

Balance, December 31, 2016	839,790,379	1,798

Dividends Declared

On January 25, 2017, the company’s Board of Directors declared a quarterly dividend of $0.10 per share payable to shareholders on May 2, 2017. The declared dividend is payable to all shareholders of record on March 31, 2017. The total estimated dividend to be paid is $84. The payment of this dividend will not have any tax consequences for the company.

Under the terms of the agreement governing the Proposed Transaction, the company is permitted to pay quarterly dividends up to but not in excess of existing levels.

140	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 23	Capital Management

The company’s capital management objective is to have the financial flexibility to support existing assets and invest in value-creation opportunities at an acceptable level of risk. To optimize the cost of and access to capital, the company desires to maintain an investment-grade credit rating. Weighted average cost of capital, cash flow return on investments, debt ratios and equity levels are regularly reviewed for their impact on financial flexibility.

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

Net debt and adjusted shareholders’ equity are included as components of the company’s capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital is set out in the following table:

	2016	2015

Short-term debt obligations	$389	$517
Current portion of long-term debt obligations	500	–
Long-term debt obligations	3,750	3,754
Net unamortized debt issue costs	(48)	(44	) [1]

Total debt	4,591	4,227
Cash and cash equivalents	(32)	(91)

Net debt	4,559	4,136

Total shareholders’ equity	8,199	8,382
Accumulated other comprehensive loss	25	50

Adjusted shareholders’ equity	8,224	8,432

Adjusted capital [2]	$12,783	$12,568

1 Comprised of net unamortized debt issue costs less current portion of amortization included in prepaid expenses and other current assets.

2 Adjusted capital = (total debt – cash and cash equivalents) + (total shareholders’ equity – accumulated other comprehensive loss).

The company monitors capital on the basis of a number of factors, including the ratios of: net debt to net income before finance costs, income taxes, depreciation and amortization, exit costs, termination benefit costs, certain impairment charges and Proposed Transaction costs (“adjusted EBITDA”); adjusted EBITDA to finance costs before unwinding of discount on asset retirement obligations, borrowing costs capitalized to property, plant and equipment and interest on net defined benefit pension and other post-retirement plan obligations (“adjusted finance costs”); net debt to adjusted capital; and fixed-rate debt obligations as a percentage of total debt obligations.

	2016	2015

Components of ratios
Adjusted EBITDA	$1,417	$2,598
Net debt	$4,559	$4,136
Adjusted finance costs	$194	$200
Adjusted capital	$12,783	$12,568
Ratios
Net debt to adjusted EBITDA [1]	3.22	1.59
Adjusted EBITDA to adjusted finance costs [2]	7.30	13.0
Net debt to adjusted capital [3]	35.7%	32.9%
Fixed-rate debt obligations as a percentage of total debt obligations [4]	91.6%	87.8%

[1]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA.

[2]	Adjusted EBITDA to adjusted finance costs = adjusted EBITDA / adjusted finance costs.

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity – accumulated other comprehensive (loss) income).

[4]	Fixed-rate debt obligations as a percentage of total debt obligations is determined by dividing fixed-rate debt obligations by total debt obligations.

PotashCorp 2016 Annual Integrated Report	141

Note 23	Capital Management continued	in millions of US dollars except as otherwise noted

	2016	2015

Net income	$323	$1,270
Finance costs	216	192
Income taxes	43	451
Depreciation and amortization	695	685
Share of Canpotex’s Prince Rupert project exit costs	33	–
Termination benefit costs	32	–
Impairment charges	57	–
Proposed Transaction costs	18	–

Adjusted EBITDA	$1,417	$2,598

	2016	2015

Finance costs	$216	$192
Unwinding of discount on asset retirement obligations	(14)	(13)
Borrowing costs capitalized to property, plant and equipment	11	40
Interest on net defined benefit pension and other post-retirement plan obligations	(19)	(19)

Adjusted finance costs	$194	$200

Note 24	Commitments

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

Substantially all of the leases to which the company is party have been classified as operating leases.

142	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 24	Commitments continued	in millions of US dollars except as otherwise noted

Supporting Information

Lease Commitments

The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2016 were $80 (2015 – $90, 2014 – $90).

Purchase Commitments

The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the adjacent table are based on floor prices and minimum purchase quantities.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities, and prices are based on market rates at the time of delivery. The commitments included in the following table are based on expected contract prices.

Capital Commitments

The company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2018. The commitments included in the following table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2037.

Minimum future commitments under these contractual arrangements were as follows at December 31, 2016:

	Operating Leases	Purchase Commitments	Capital Commitments	Other Commitments	Total

Within 1 year	$87	$286	$14	$49	$436
1 to 3 years	151	94	2	45	292
3 to 5 years	116	–	–	24	140
Over 5 years	244	–	–	23	267

Total	$598	$380	$16	$141	$1,135

Note 25	Guarantees

General guarantees are not recognized in the consolidated statements of financial position but are disclosed.

Accounting Policies

General guarantees are not recognized in the consolidated statements of financial position but are disclosed and include:

•	contracts or indemnifications that contingently require the guarantor to make payments based on changes in an underlying;

•	contracts that contingently require payments to a guaranteed party based on another entity’s failure to perform under an agreement; and

•	an indirect guarantee of the indebtedness of another party.

A financial guarantee contract requires the issuer to make payments to reimburse the holder for a loss it incurs because a debtor fails to make payment when due. A financial guarantee contract is recognized as a financial instrument in the consolidated statements of financial position when the company becomes party to the contract.

Supporting Information

The company provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. Indemnification agreements:

•	may require the company to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;

•	will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and

•	have not historically required the company to make any significant payments and no amounts have been accrued in the accompanying consolidated financial statements (except for accruals relating to the underlying potential liabilities).

Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under certain agreements with third parties. It would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees.

PotashCorp 2016 Annual Integrated Report	143

Note 25	Guarantees continued	in millions of US dollars except as otherwise noted

As at December 31, 2016, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $532. It is unlikely these guarantees will be drawn upon and, since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements.

As at December 31, 2016, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other guarantee obligations.

The company has guaranteed the gypsum stack capping, closure and post-closure obligations of PCS Phosphate in White Springs, Florida and PCS Nitrogen in Geismar, Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. Notwithstanding these existing obligations, the US Environmental Protection Agency (“USEPA”) has proposed rules under Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) Section 108(b) that would require the posting of financial assurance for US mining operations, including phosphate rock mining. The company is taking steps to oppose the inclusion of phosphate rock mining in the USEPA rule. It is too early in the rule-making process to determine what the impact, if any, will be on the company’s facilities if and when a final rule is issued. In addition to the foregoing guarantees associated with US mining operations, the company has guaranteed the performance of certain remediation obligations of PCS Joint Venture at the Lakeland, Florida and Moultrie, Georgia sites.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans, and financial assurances for these plans, approved by the responsible provincial minister. The next scheduled review of the decommissioning and reclamation plans is to be completed by June 30, 2021. With respect to the financial assurances for these plans, the Minister of the Environment for Saskatchewan (“MOE”) approved the increase of the previously established CDN $3 trust fund to CDN $25 to be funded by the company in equal annual payments from 2014 through 2021. As at December 31, 2016, the total balance in the trust fund was CDN $12.

The company has met its financial assurance responsibilities as at December 31, 2016. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2016, $39 of letters of credit were outstanding.

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

Note 26	Pension and Other Post-Retirement Benefits

The company offers pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all employees participate in at least one of these plans.

Defined Benefit Plans

Accounting Policies	Accounting Estimates and Judgments

For employee retirement and other defined benefit plans:

• accrued liabilities are recorded net of plan assets;

• costs [1] are actuarially determined on a regular basis using the projected unit credit method;

• net interest is based on the discount rate used to measure plan obligations or assets at the beginning of the annual period;

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the company’s independent actuaries.

144	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

• past service cost is recognized in net income at the earlier of when i) a plan amendment or curtailment occurs; or ii) related restructuring costs or termination benefits are recognized;

• net interest is presented within finance costs; and

• other components of costs are presented within cost of goods sold or selling and administrative expenses, as applicable.

Remeasurements, recognized immediately in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, the company recognizes past service cost before any gain or loss on settlement.

The company’s discount rate assumption is impacted by:

• the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;

• country specific rates; and

• the use of a yield curve approach.[2]

[2] Based on the respective plans’ demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds. For Trinidad plans, the cash flows are discounted using yields on local market government bonds with cash flows of similar timing. The resulting rates are used by the company to determine the final discount rate.

[1] Including service costs, past service costs, gains and losses on curtailments and settlements, net interest and remeasurements.

The significant assumptions used to determine the benefit obligations and expense for the company’s significant plans were as follows:

	Pension			Other
	2016	2015	2014	2016		2015		2014
Assumptions used to determine benefit obligations as at December 31
Discount rate, %	4.25	4.35	4.00	4.40		4.45		4.00
Rate of increase in compensation levels, %	5.00	5.00	5.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	5.70-4.50	[1]	5.80-4.50	[1]	6.90-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2037		2037		2027
Mortality assumptions [2]
Life expectancy at 65 for a male member currently at age 65	21.8	21.7	21.6	21.1		21.0		21.6
Life expectancy at 65 for a female member currently at age 65	24.0	23.9	23.8	23.7		23.6		23.8

Assumptions used to determine benefit expense for the year
Discount rate, %	4.35	4.00	4.80	4.45		4.00		4.80
Rate of increase in compensation levels, %	5.00	5.00	5.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	5.80-4.50	[1]	6.90-4.50	[1]	7.00-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2037		2027		2027
Mortality assumptions [2]
Life expectancy at 65 for a male member currently at age 65	21.7	21.6	20.5	21.0		21.6		20.5
Life expectancy at 65 for a female member currently at age 65	23.9	23.8	22.8	23.6		23.8		22.8

1 The company assumed a graded medical cost trend rate starting at 5.70 percent in 2016, moving to 4.50 percent by 2037 (starting at 5.80 and 6.90 percent in 2015 and 2014, respectively, moving to 4.50 percent by 2037 and 2027, respectively).

2 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

n/a = not applicable

PotashCorp 2016 Annual Integrated Report	145

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Other variables that impacted the benefit obligations and expense for the company’s significant plans as at December 31 were as follows:

	Pension			Other
	2016	2015	2014	2016	2015	2014
Average remaining service period of active employees (years)	9.8	9.7	11.6	11.9	11.8	11.6
Average duration of the defined benefit obligations [1] (years)	15.5	15.5	15.8	19.3	19.2	19.4

1 Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on the company’s pension and other post- retirement benefit plans, with sensitivity to change as follows:

2016	2015	These sensitivities are hypothetical, should be used with caution and cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in
						another, which could amplify or reduce certain sensitivities.
	Change in Assumption	Benefit Obligations	Expense in Income Before Income Taxes	Benefit Obligations	Expense in Income Before Income Taxes
As reported		$1,698	$66	$1,659	$49
Discount rate	1.0 percentage point i	302	18	295	20
	1.0 percentage point h	(234)	(17)	(229)	(19)

Supporting Information

Description of Defined Benefit Pension Plans

The company sponsors defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• Non-contributory;	• Made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and associated Internal Revenue Service regulations and procedures.
• guaranteed annual pension payments for life;
• benefits generally depend on years of service and compensation level in the final years leading up to age 65; • benefits available starting at age 55 at a reduced rate; and
Canada		• Made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
• plans provide for maximum pensionable salary and maximum annual benefit limits.

Trinidad

• Contributory;

• guaranteed annual pension payments for life;

• benefits depend on years of service, compensation level in the final years leading up to age 60 and additional voluntary contributions, if any;

• benefits available with at least five years of pensionable service at age 50 at a reduced rate; and

• plan provides for pensionable salary and maximum annual benefit limits.

• Made to meet or exceed minimum funding requirements based on local statutory requirements; and • any company contributions must meet or exceed any required employee contributions.

Supplemental Plans in US and Canada for Senior Management	• Non-contributory; • unfunded; and • supplementary pension benefits.	• Provided for by charges to earnings sufficient to meet the projected benefit obligations; and • payments to plans are made as plan payments to retirees occur.

146	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

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

Investment Risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, the company employs:

•	a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk;

•	risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition; and

•	a diversified mix of equity and fixed income investments.

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

As at December 31, 2016 and 2015, the company’s Canadian and Trinidadian defined benefit pension plans were in a surplus position. The company has determined that, in accordance with the terms and conditions of the plans and statutory requirements (such as minimum funding requirements) of the respective jurisdictions, the present value of refunds or reductions in future contributions was higher than the surpluses. This determination was made on a plan-by-plan basis. Therefore, no reduction in the defined benefit asset was required as at December 31, 2016 and 2015.

During 2016, the Canadian plan had a settlement in the amount of $26 and in 2015 the US plan had a settlement in the amount of $45 as certain eligible vested plan members elected a single sum payment. There were no significant plan amendments or curtailments during 2016 or 2015.

Description of Other Post-Retirement Plans

The company provides contributory health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

•	coordination with government-provided medical insurance in each country;

•	certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;

•	for the US, maximum lifetime benefits;

•	at retirement, the employee’s spouse and certain dependent children may be eligible for coverage; and

•	benefits are self-insured and are administered through third-party providers.

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

There were no significant plan amendments, settlements or curtailments during 2016 or 2015.

PotashCorp 2016 Annual Integrated Report	147

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Financial Information

Components of defined benefit expense recognized in the consolidated statements of income

	Pension			Other			Total

	2016	2015	2014	2016	2015	2014	2016	2015	2014

Current service cost for benefits earned during the year	$35	$36	$30	$10	$12	$9	$45	$48	$39
Net interest expense (income)	3	4	(3)	16	15	16	19	19	13
Past service cost, including curtailment gains and settlements	(2)	(2)	3	(2)	–	–	(4)	(2)	3
Foreign exchange rate changes and other	5	(7)	(4)	1	(9)	(4)	6	(16)	(8)

Components of defined benefit expense recognized in net income	$41	$31	$26	$25	$18	$21	$66	$49	$47

Remeasurements of the net defined benefit liability recognized in the consolidated statements of comprehensive income

	Pension			Other			Total

	2016	2015	2014	2016	2015	2014	2016	2015	2014

Actuarial loss (gain) arising from changes in financial assumptions	$13	$(39)	$145	$(5)	$ (46)	$34	$8	$ (85)	$179
Actuarial loss (gain) arising from changes in demographic assumptions	5	(15)	14	3	(13)	12	8	(28)	26
(Return) loss on plan assets (excluding amounts included in net interest)	(48)	55	(36)	–	–	–	(48)	55	(36)
Components of defined benefit expense recognized in OCI [1]	$(30)	$1	$123	$(2)	$ (59)	$46	$(32)	$ (58)	$169

1 Total net of income taxes was $(16) (2015 – $(36), 2014 – $109).

94% Funded percentage for the defined benefit pension plans as at December 31, 2016 (2015 – 92 percent)

148	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Movements in the pension and other post-retirement benefit assets (liabilities) as at and for the years ended December 31

	Pension		Other		Total

	2016	2015	2016	2015	2016	2015

Change in benefit obligations
Balance, beginning of year	$1,305	$1,403	$354	$403	$1,659	$1,806
Current service cost	35	36	10	12	45	48
Interest expense	54	56	16	15	70	71
Actuarial loss (gain) arising from changes in financial assumptions	13	(39)	(5)	(46)	8	(85)
Actuarial loss (gain) arising from changes in demographic assumptions	5	(15)	3	(13)	8	(28)
Foreign exchange rate changes	(1)	(38)	1	(9)	–	(47)
Contributions by plan participants	1	1	4	4	5	5
Benefits paid	(54)	(48)	(13)	(12)	(67)	(60)
Past service cost, including curtailment gains and settlements	(28)	(51)	(2)	–	(30)	(51)

Balance, end of year	1,330	1,305	368	354	1,698	1,659

Change in plan assets
Fair value, beginning of year	1,197	1,316	–	–	1,197	1,316
Interest included in net income	51	52	–	–	51	52
Return (loss) on plan assets (excluding amounts included in net interest)	48	(55)	–	–	48	(55)
Foreign exchange rate changes and other	(6)	(31)	–	–	(6)	(31)
Contributions by plan participants	1	1	4	4	5	5
Employer contributions	35	11	8	8	43	19
Benefits paid	(54)	(48)	(12)	(12)	(66)	(60)
Settlements	(26)	(49)	–	–	(26)	(49)

Fair value, end of year	1,246	1,197	–	–	1,246	1,197

Funded status	$(84)	$(108)	$(368)	$(354)	$(452)	$(462)

Balance comprised of:
Non-current assets
Other assets (Note 14)	$23	$21	$–	$–	$23	$21
Current liabilities
Payables and accrued charges (Note 16)	(22)	(43)	(10)	(9)	(32)	(52)
Non-current liabilities
Pension and other post-retirement benefit liabilities	(85)	(86)	(358)	(345)	(443)	(431)

PotashCorp 2016 Annual Integrated Report	149

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Plan Assets

The fair value of plan assets of the company’s defined benefit pension plans, by asset category, was as follows as at December 31:

	2016			2015

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total

Cash and cash equivalents	$9	$29	$38	$8	$13	$21
Equity securities
US	207	–	207	176	–	176
International	26	31	57	23	35	58
US mutual/commingled funds	316	–	316	114	353	467
International mutual/commingled funds	100	53	153	–	–	–
Debt securities
US corporate debt instruments	–	55	55	–	60	60
International corporate debt instruments	–	19	19	–	19	19
US government and agency securities	–	103	103	–	76	76
International government and agency securities	–	50	50	–	53	53
Mortgage-backed securities	–	28	28	–	32	32
US mutual/commingled funds	123	20	143	136	13	149
International balanced fund	–	89	89	–	85	85
Other	(14)	2	(12)	–	1	1

Total pension plan assets	$767	$479	$1,246	$457	$740	$1,197

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2016 and 2015.

Defined Contribution Plans

Accounting Policy

Defined contribution plan costs are recognized in net income for services rendered by employees during the period.

Supporting Information

Total contributions recognized as expense under all plans as at December 31, 2016 was $20 (2015 – $25, 2014 – $30).

Cash Payments to All Plans

Total cash payments for pensions and other post-retirement benefits for 2016 were $63 (2015 – $44, 2014 – $49). The company expects to contribute approximately $56 to all pension and post-retirement plans during 2017.

150	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 27	Share-Based Compensation

The company has share-based compensation plans for certain employees and directors as part of their remuneration package, including the 2016 Long-Term Incentive Plan (“LTIP”) (comprised of performance share units and stock options), Performance Option Plans (“POP”) (comprised of nine other stock option plans), the deferred share unit plan and the CEO multi-year incentive plan.

Accounting Policies	Accounting Estimates and Judgments

The accounting for share-based compensation plans is fair value-based.

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

For plans settled through the issuance of equity:

• fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model;

• fair value for PSUs is determined on grant date by projecting the outcome of performance conditions;

• compensation expense is recorded over the period the plans vest (corresponding increase to contributed surplus);

• forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual vesting; and

• when exercised, the proceeds and amounts recorded in contributed surplus are recorded in share capital.

For plans settled in cash or other assets:

• a liability is recorded based on the fair value of the awards each period;

• expense accrues from the grant date over the vesting period; and

• fluctuations in fair value of the award and related compensation expense are recognized in the period the fluctuation occurs.

Judgment involves determining:

• at which date the company and employee agree to a share-based payment award, and hence what the grant date is; and

• the fair value of share-based compensation awards at the grant date.

Estimation involves determining:

• stock option pricing model assumptions described in the weighted average assumptions table below;

• the number of stock option awards expected to be forfeited;

• the projected outcome of performance conditions for PSUs, including the relative ranking of the company’s total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and forecasting the company’s cash flow return on investment compared with its weighted average cost of capital. Actual results may significantly differ from these estimates; and

• the number of dividend equivalent units expected to be earned.

Prior to a POP award vesting, assumptions regarding vesting are made during the first three years based on the relevant actual and/or forecast financial results. As at December 31, 2016, the awards under the 2014 and 2015 POPs were expected to vest at 89 percent and 49 percent, respectively.

PSUs vest based on the achievement of performance metrics over performance periods ranging from one to three years. Changes to vesting assumptions may change based on non-market vesting conditions at the end of each reporting period. As at December 31, 2016, the 2016 PSUs were expected to vest at 71 percent. See under PSUs below for more information.

Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

PotashCorp 2016 Annual Integrated Report	151

Note 27	Share-Based Compensation continued	in millions of US dollars except as otherwise noted

Supporting Information

As at December 31, 2016, the company had 12 share-based compensation plans (the LTIP, comprised of PSUs and stock options, POPs (comprised of nine other stock option plans), the deferred share unit plan and the CEO multi-year incentive plan) (2015 – 12 plans, 2014 – 12 plans). These plans are described below. The total compensation cost charged against earnings for those plans during 2016 was $13 (2015 – $14, 2014 – $30).

LTIP

During 2016, the company issued PSUs and stock options to eligible employees under the LTIP. Under the plan, up to 21,000,000 common shares over multiple years would be available for issuance pursuant to the exercise of options and the settlement of share-based PSUs to be granted under the provisions of the plan. Information on PSUs and stock options are summarized below.

PSUs

In 2016, PSUs granted under the LTIP were comprised of three tranches, with each tranche vesting based on the achievement of performance metrics over separate performance periods ranging from one to three years, and will be settled in shares for grantees who are subject to the company’s share ownership guidelines and in cash for all other grantees. As at December 31, 2016, 602,740 and 1,014,188 share-settled and cash-settled PSUs were outstanding, respectively. Grant date fair value per unit for share-settled PSUs was $17.19.

Stock Options

The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2016, 2015 and 2014:

		Year of Grant

Assumption	Based On	2016	2015	2014	2013	2012

Exercise price per option	Quoted market closing price [1]	$16.20	$32.41	$36.73	$43.80	$39.36
Expected annual dividend per share	Annualized dividend rate [2]	$1.00	$1.52	$1.40	$1.40	$0.56
Expected volatility	Historical volatility [3]	30%	31%	39%	50%	53%
Risk-free interest rate	Zero-coupon government issues [4]	1.06%	1.54%	1.66%	1.06%	1.06%
Expected life of options in years	Historical experience	5.7	5.5	5.5	5.5	5.5

1 Of common shares on the last trading day immediately preceding the date of the grant.

2 As of the date of grant.

3 Of the company’s stock over a period commensurate with the expected life of the option.

4 Implied yield available on equivalent remaining term at the time of the grant.

As at December 31, 2016, the outstanding number of options per plan, that vest over three years and settle in shares, was:

LTIP	POPs

2016	2015	2014	2013	2012	2011	2010	2009	2008	2007

3,071,064	3,411,500	3,082,900	1,836,000	1,313,100	925,800	922,800	1,286,100	995,250	2,625,500

Under the terms of the POPs, no additional options are issuable pursuant to the plans. Under the LTIP, 17,928,936 additional options may be granted in future years, subject to the additional issuance of shares related to share-settled PSUs, up to the aggregate of 21,000,000 shares.

The exercise price is not less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. In general, options granted under the POPs will vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over the weighted average cost of capital. Under the LTIP, options

152	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 27	Share-Based Compensation continued	in millions of US dollars except as otherwise noted

generally vest and become exercisable on the third anniversary of the grant date, subject to continuous employment or retirement.

The company issues new common shares to satisfy stock option exercises. Options granted to Canadian participants had an exercise price in Canadian dollars.

A summary of the status of the stock option plans as at December 31, 2016, 2015 and 2014 and changes during the years ending on those dates is as follows:

	Number of shares subject to option			Weighted average exercise price

	2016	2015	2014	2016	2015	2014

Outstanding, beginning of year	19,153,275	20,909,835	20,332,335	$30.97	$28.01	$26.45
Granted	3,099,913	3,474,900	3,157,800	16.20	32.41	36.73
Exercised	(2,329,600)	(4,803,560)	(2,285,450)	(11.09)	(10.95)	(15.91)
Forfeited or cancelled	(453,574)	(427,900)	(294,850)	(33.99)	(43.14)	(50.94)
Expired	–	–	–	–	–	–

Outstanding, end of year	19,470,014	19,153,275	20,909,835	$31.15	$30.97	$28.01

The aggregate grant-date fair value of all options granted during 2016 was $6 (2015 – $19, 2014 – $29). The average share price during 2016 was $16.85 per share (2015 – $28.23 per share, 2014 – $34.81 per share).

The following table summarizes information about stock options outstanding as at December 31, 2016:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$15.00 to $21.00	5,696,564	5	$17.72	2,625,500	$19.92
$26.00 to $38.00	10,136,300	6	32.37	3,641,900	31.85
$39.00 to $44.00	2,038,500	6	41.95	2,038,500	41.95
$49.00 to $67.00	1,598,650	2	57.48	1,598,650	57.48

	19,470,014	6	$31.15	9,904,550	$34.90

The foregoing options have expiry dates ranging from May 2017 to May 2026.

Other Plans

The company offers a deferred share unit plan to non-employee directors, which allows each to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the Board, a practice it discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at December 31, 2016, the total number of DSUs held by participating directors was 582,048 (2015 – 711,131, 2014 – 620,091).

The company offered a multi-year incentive plan to the CEO for the period July 1, 2014 through December 31, 2015, which provided for an award of DSUs. Dividends on outstanding units result in additional units being issued. The units will vest in three years from July 1, 2014 and were subject to performance criteria (company and individual CEO performance) through December 31, 2015. Vested units are settled in cash when employment is terminated. As at December 31, 2016, the total number of DSUs held by the CEO was 104,481 (2015 – 98,414).

PotashCorp 2016 Annual Integrated Report	153

in millions of US dollars except as otherwise noted

Note 28	Related Party Transactions

The company has a number of related parties with the most significant being Canpotex, key management personnel and post-employment benefit plans.

Accounting Policies

A person or entity is considered a related party if it is:

• an associate or joint venture of PotashCorp;

• a member of key management personnel (and their families), which are the company’s directors and executive officers as disclosed in its 2016, 2015 and 2014 Annual Reports on Form 10-K, as applicable;

• a post-employment benefit plan for the benefit of PotashCorp employees; or

• a person that has significant influence over PotashCorp.

Supporting Information

Sale of Goods

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2016 were $778 (2015 – $1,346, 2014 – $1,233). Canpotex’s proportionate sales volumes by geographic area are shown in Note 3.

The receivable outstanding from Canpotex is shown in Note 11, and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2016	2015	2014

Salaries and other short-term benefits	$13	$9	$12
Share-based payments	7	1	14
Post-employment benefits	3	5	6

	23	$15	$32

Transactions With Post-Employment Benefit Plans

Disclosures related to the company’s post-employment benefit plans are shown in Note 26.

154	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 29	Financial Instruments and Related Risk Management

Outlined below are the company’s financial instruments, related risk management objectives, policies and exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies	Accounting Estimates and Judgments

Financial assets and financial liabilities are recognized as follows:

• initially in the consolidated statements of financial position at fair value (normally the transaction price) and adjusted for transaction costs (recognized immediately in net income for financial instruments at fair value through profit or loss);

• regular way purchases and sales of financial assets are accounted for on the trade date; and

• financial instruments recorded at fair value on an ongoing basis are remeasured at each reporting date and changes in the fair value are recorded in either net income or OCI.

Financial assets and financial liabilities are offset and the net amount is presented in the statements of financial position when the company:

• currently has a legally enforceable right to offset the recognized amounts; and

• intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Judgment is required to determine whether the right to offset is legally enforceable.

See Note 31 for discussion related to the policies, estimates and judgments for fair value measurements.

Supporting Information

Financial Risks

The company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed are outlined below.

Credit Risk

The company’s exposure to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated statements of financial position.

Credit risk is managed through policies applicable to the following assets:

	Acceptable minimum counterparty credit ratings	Exposure thresholds by counterparty	Daily counterparty settlement based on prescribed credit thresholds	Counterparties to contracts are investment-grade quality

Cash and Cash Equivalents	X	X

Natural Gas Derivatives	X		X	X

Foreign Currency Derivatives	X

PotashCorp 2016 Annual Integrated Report	155

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Credit risk on trade receivables is managed through a credit management program whereby:

•	credit approval policies and procedures are in place to guide the granting of credit to new customers as well as its continued extension to existing customers;

•	existing customer accounts are reviewed every 12-18 months;

•	credit is extended to international customers based upon an evaluation of both customer and country risk; and

•	credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references are used before assigning credit limits to customers. Those that fail to meet specified benchmark creditworthiness may transact with the company on a prepayment basis or provide another form of credit support that the company approves.

Other information relating to trade receivables include:

•	the company does not hold any collateral as security on trade receivables;

•	guarantees or standby letters of credit, if appropriate, may be requested to mitigate credit risk;

•	export insurance is obtained from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US and Trinidad;

•	a total of $46 in receivables as at December 31, 2016 was covered by export insurance, representing 98 percent of offshore receivables (2015 – 99 percent);

•	Canpotex also obtains export insurance from Export Development Canada for its trade receivables (covering 90 percent of Canpotex’s receivables);

•	the credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers;

•	interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms; and
•	historically, the company has experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables as at December 31, 2016 that are not past due to be high.

There were no amounts past due or impaired relating to non-trade receivables. There were no significant amounts impaired relating to trade receivables. As at December 31, 2016, 88 percent of trade receivables were current (2015 – 93 percent) and 12 percent were past due (2015 – 7 percent).

Liquidity Risk

Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

•	maintain an optimal capital structure;

•	maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
•	maintain sufficient short-term credit availability; and

•	maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines the company’s available debt facilities as at December 31, 2016:

	Total Amount	Amount Outstanding and Committed		Amount Available

Credit facility [1]	$3,500	$ 389		$3,111
Line of credit	75	–	[2]	75

[1]	As described in Note 21, $3,500 of this facility was available through May 31, 2020 and $3,250 of this facility was available through May 31, 2021. Included in the amount outstanding and committed was $389 of commercial paper. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility.

[2]	Letters of credit as discussed in Note 20.

The company has an uncommitted letter of credit facility of $100. As at December 31, 2016, $40 (2015 – $40) was outstanding under this facility. Certain of the company’s derivative instruments contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the debt were to fall below the specified ratings, the company would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2016 was $97, for which the company had posted collateral of $61 in the normal course of business. If the credit risk-related contingent features underlying these agreements had been triggered on December 31, 2016, the company would have been required to post an additional $36 of collateral to its counterparties.

156	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

The following maturity analysis of the company’s financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated statements of financial position to the contractual maturity date.

	Carrying Amount of Liability as at December 31, 2016	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Short-term debt obligations [1]	$ 389	$ 389	$ 389	$ –	$ –	$ –
Payables and accrued charges [2]	548	548	548	–	–	–
Long-term debt obligations [1]	4,250	6,238	695	840	755	3,948
Foreign currency derivatives	–
Outflow		21	21	–	–	–
Inflow		(21)	(21)	–	–	–
Natural gas derivatives	97	100	41	36	15	8

	$ 5,284	$ 7,275	$ 1,673	$ 876	$ 770	$ 3,956

1 Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2016. Disclosures regarding offsetting of certain debt obligations are provided in Note 21.

2 Excludes taxes, accrued interest, deferred revenues and current portions of asset retirement obligations and accrued environmental costs and pension and other post-retirement benefits.

Market Risk

Market risks, where financial instrument fair values can fluctuate due to changes in market prices, include foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to Canadian operating and capital expenditures, taxes and dividends), the company may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

Exposure to reasonably possible changes in relevant foreign currencies on the company’s financial instruments and the pre-tax effects on net income and OCI include the following:

2016	Carrying Amount of Asset (Liability) as at December 31	Foreign Exchange Risk
		5% decrease in US$		5% increase in US$
		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL (New Israeli shekels) [1]	$ 725	$ –	$ 36	$ –	$ (36)
Sinofert (Hong Kong dollars) [2]	212	–	11	–	(11)
Payables (CDN)	(83)	(4)	–	4	–
Foreign currency derivatives	–	1	–	(1)	–

2015

Available-for-sale investments
ICL (New Israeli shekels)	$ 716	$ –	$ 36	$ –	$ (36)
Sinofert (Hong Kong dollars)	266	–	13	–	(13)
Payables (CDN)	(140)	(7)	–	7	–
Foreign currency derivatives	(3)	7	–	(7)	–

[1]	Assumed a decrease would not represent an impairment.

[2]	Assumed any decrease below the carrying amount at the last impairment date would represent a further impairment recorded through net income. The carrying amount was $190 as at December 31, 2016 (December 31, 2015 – $200). All other variables were assumed to remain constant.

The company has no significant foreign currency exposure related to cash and cash equivalents, receivables and the other available-for-sale investment.

PotashCorp 2016 Annual Integrated Report	157

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

•	using a portfolio of fixed and floating rate instruments;

•	aligning current and long-term assets with demand and fixed-term debt;

•	monitoring the effects of market changes in interest rates; and

•	using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities (all of which are included in cash and cash equivalents), the company’s primary objectives are to:

•	ensure the security of principal amounts invested;

•	provide for an adequate degree of liquidity; and

•	achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The company had no significant exposure to interest rate risk on its financial instruments as at December 31, 2016 and December 31, 2015.

±$94 Potential impact on OCI (based on a 10 percent change in prices on our significant available-for-sale investments)

Price Risk

Commodity price risk exists on the company’s natural gas derivative instruments. Its natural gas strategy is to diversify its forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded available-for-sale equity securities.

Exposure to reasonably possible changes in price for a relevant commodity or security and the pre-tax effects on net income and OCI include the following:

2016	Carrying Amount of Asset (Liability) as at December 31	Price Risk
		Effect of 10% decrease in prices		Effect of 10% increase in prices
		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL [1]	$725	$–	$(73)	$–	$73
Sinofert [2]	212	–	(21)	–	21
Natural gas derivatives	(91)	(1)	(13)	–	14

2015

Available-for-sale investments
ICL	$716	$–	$(72)	$–	$72
Sinofert	266	–	(27)	–	27
Natural gas derivatives	(181)	–	(18)	–	18

[1]	Assumed a decrease would not represent an impairment.

[2]	Assumed any decrease below the carrying amount at the last impairment date ($190 as at December 31, 2016) (December 31, 2015 – $200) would represent a further impairment recorded through net income. All other variables were assumed to remain constant.

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

158	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company’s finance department.

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Available-for-sale investments	Closing bid price of the common shares (Level 1) as at the statements of financial position dates.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the statements of financial position dates.
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]
Natural gas futures	Closing prices on the exchange (NYMEX) (Level 1) as at the statements of financial position dates.

[1]	Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt senior notes	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

Presented below is a comparison of the fair value of the company’s senior notes to their carrying amounts as at December 31.

	2016		2015

	Carrying Amount of Liability [1]	Fair Value of Liability	Carrying Amount of Liability [1]	Fair Value of Liability

Long-term debt senior notes	$4,202	$4,384	$3,702	$3,912

[1]	Includes net unamortized debt issue costs.

PotashCorp 2016 Annual Integrated Report	159

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

The following table presents the company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:

2016	Carrying Amount of Asset (Liability) as at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1,2]

Derivative instrument assets
Natural gas derivatives	$6	$–	$6
Available-for-sale investments [3]	940	940	–
Derivative instrument liabilities
Natural gas derivatives	(97)	–	(97)

2015

Derivative instrument assets
Natural gas derivatives	$9	$–	$9
Available-for-sale investments [3]	984	984	–
Derivative instrument liabilities
Natural gas derivatives	(190)	–	(190)
Foreign currency derivatives	(3)	–	(3)

[1]	During 2016 and 2015, there were no transfers between Level 1 and Level 2.

[2]	During 2016, there were no transfers into Level 3. During 2015, there were no transfers into Level 3 and $120 of losses was transferred out of Level 3 into Level 2 as the company’s valuation technique used a significant portion of observable inputs. The company’s policy is to recognize transfers at the end of the reporting period.

[3]	Available-for-sale investments are comprised of shares in ICL, Sinofert and other.

The following table presents the company’s recognized financial instruments that are offset, or subject to enforceable master netting arrangements:

				Amounts Not Offset

Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Included in Gross	Related To Cash Margin Deposits (Held) Placed		Net Amounts Presented Less Amounts Not Offset

December 31, 2016
Derivative instrument assets
Natural gas derivatives	$6	$–	$6	$–	$(1)	[1]	$5
Derivative instrument liabilities
Natural gas derivatives	(125)	28	(97)	(30)	61	[2]	(66)
Other long-term debt instruments [3]	(187)	187	–	–	–		–

	$(306)	$215	$(91)	$(30)	$60		$(61)

December 31, 2015
Derivative instrument assets
Natural gas derivatives	$12	$(3)	$9	$4	$–	[1]	$13
Derivative instrument liabilities
Natural gas derivatives	(259)	69	(190)	(59)	119	[2]	(130)
Other long-term debt instruments [3]	(341)	337	(4)	–	–		(4)

	$(588)	$403	$(185)	$(55)	$119		$(121)

[1]	Cash margin deposits held related to legally enforceable master netting arrangements for natural gas derivatives.

[2]	Cash margin deposits placed with counterparties related to legally enforceable master netting arrangements for natural gas derivatives.

[3]	Back-to-back loan arrangements (Note 21).

160	PotashCorp 2016 Annual Integrated Report

Financials & Notes

in millions of US dollars except as otherwise noted

Note 30	Contingencies and Other Matters

Contingent liabilities, which are not recognized in the financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside the control of the company, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Policies	Accounting Estimates and Judgments

Generally, a contingent liability arises from past events and is:

• a possible obligation whose existence will be confirmed only by one or more uncertain future events or non-events outside the control of the company; or

• a present obligation not recognized because it is not probable an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

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

The following judgments are required to determine the company’s exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

• prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

• determination of whether recognition or disclosure in the consolidated financial statements is required; and

• estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and therefore these estimates could have a material impact on the company’s consolidated financial statements.

Supporting Information

Canpotex

PCS is a shareholder in Canpotex, which markets Canadian potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder’s productive capacity. Through December 31, 2016, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows, as with most other underground risks, is currently not insured.

Legal and Other Matters

The company is engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 18. This includes matters related to investigation of potential brine migration at certain of the potash sites. The following environmental site assessment and/or remediation matters have uncertainties that may not be fully reflected in the amounts accrued for those matters:

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

PotashCorp 2016 Annual Integrated Report	161

Note 30	Contingencies and Other Matters continued	in millions of US dollars except as otherwise noted

order. The USEPA also has requested reimbursement of approximately $5 of previously incurred response costs. The ultimate amount of liability for PCS Nitrogen depends upon, among other factors, the final outcome of litigation to impose liability on additional parties, the amount needed for remedial activities, the ability of other parties to pay and the availability of insurance.

•	PCS Phosphate has been identified as a responsible party at the Ward Transformer Superfund Site in Raleigh, North Carolina (“Site”). In the past, PCS Phosphate worked with certain other responsible parties to address PCB soil contamination at the Site pursuant to an agreement with the USEPA. These response actions are nearly complete at an estimated total cost of $80, including anticipated remaining work on the Site. The USEPA also sought remediation in certain downstream areas that are referred to as “Operable Unit 1.” PCS Phosphate signed a Consent Decree with the USEPA for Operable Unit 1 in September 2016 that is not expected to require PCS Phosphate to incur any additional remediation costs. Certain ongoing litigation for the recovery of previously incurred cleanup costs has been substantially resolved through mediation and is not currently expected to continue.

•	In 1996, PCS Nitrogen Fertilizer, L.P. (“PCS Nitrogen Fertilizer”), then known as Arcadian Fertilizer, L.P., entered into a Consent Order (the “Order”) with the Georgia Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s acquisition of real property in Augusta, Georgia. Under the Order, PCS Nitrogen Fertilizer is required to perform certain activities to investigate and, if necessary, implement corrective measures for substances in soil and groundwater. The investigation has proceeded and the results have been presented to GEPD. Two interim corrective measures for substances in groundwater have been proposed by PCS Nitrogen Fertilizer and approved by GEPD. PCS Nitrogen Fertilizer is implementing the approved interim corrective measures, which may be modified by PCS Nitrogen Fertilizer from time to time, but it is unable to estimate with reasonable certainty the total cost of its corrective action obligations under the Order at this time.

Based on current information and except for the uncertainties described in the preceding paragraphs, the company does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial statements.

Other legal matters with significant uncertainties include the following:

Nitrogen and Phosphate

•	The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted inspections at numerous phosphate operations and notified the company of alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. The company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at all of these plants. At this time, the company does not know the scope of action, if any, that may be required. As to the alleged RCRA violations, the company continues to participate in settlement discussions with the USEPA but is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. The company routinely monitors public information about the impacts of the initiative on other industry members, and it regularly considers this information in establishing the appropriate asset retirement obligations and accruals.

•	In August 2015, the USEPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production (“Final Rule”). The Final Rule includes certain new requirements for monitoring and emissions that are infeasible for the company to satisfy in a timely manner. As a result, in October 2015, the company petitioned the USEPA to reconsider certain aspects of the Final Rule and separately asked the US Court of Appeals for the District of Columbia Circuit to review the Final Rule. Subsequent to these requests, required emissions testing at our Aurora facility in 2016 indicated alleged exceedances of the mercury emission limit that was established by the Final Rule. The company has communicated with the relevant agencies about this issue and supplemented its filings with the USEPA and the court to include reconsideration and review of the mercury emission limit. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality (“NCDEQ”) in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. In December 2016, the USEPA proposed amendments to the Final Rule to address certain monitoring requirements raised in the company’s request for reconsideration. The company is evaluating these amendments and plans to submit comments on the proposal. However, the company will wait for final USEPA action on all petition issues before determining whether to proceed with the court action, which is being held in abeyance pending the outcome of the USEPA reconsideration proceeding. Given the pending legal issues and the company’s evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

General

•	The countries where we operate are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts of these INDCs on the company’s operations cannot be determined with any certainty at this time. In October 2016, the Canadian government announced a national plan to put a price on carbon emissions beginning in 2018 of $10 per tonne and increasing by $10 per tonne each year through 2022, to be implemented either through a carbon tax or a cap and trade program at the election of each province. The Province of Saskatchewan is considering various alternative approaches to address the national plan. Other countries where the company operates have not at this time announced regulatory plans that would appear to have a significant impact on company operations. The company is monitoring these developments and their future effect on its operations cannot be determined with certainty at this time.

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

162	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 30	Contingencies and Other Matters continued	in millions of US dollars except as otherwise noted

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

Note 31	Accounting Policies, Estimates and Judgments

Accounting Policies, Estimates and Judgments

The following table discusses the accounting policies, estimates, judgments and assumptions the company has adopted and made and how they affect the amounts reported in the consolidated financial statements.

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

Judgment involves:

• assessing control, including if the company has the power to direct the relevant activities of the investee; and

• determining the relevant activities and which party controls them.

PotashCorp 2016 Annual Integrated Report	163

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Principles of Consolidation continued	Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity

Consideration is given to:

• voting rights;

• the relative size and dispersion of the
voting rights held by other shareholders;

• the extent of participation by those
shareholders in appointing key
management personnel or board members;

• the right to direct the investee to enter into
transactions for the company’s benefit; and

• the exposure, or rights, to variability of
returns from the company’s involvement
with the investee.

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
Long-Lived Asset Impairment

Long-lived and intangible assets are assessed at the end of each reporting period for impairment indicators and when such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (typically in the second quarter). At the end of each reporting period, the company reviews conditions potentially impacting the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives to determine whether there is any indication that they have suffered an impairment loss.

For assessing impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

Where impairment indicators exist for the asset or CGU:

• the recoverable amount is estimated (the recoverable amount is the higher of fair value less costs to sell and value in use);

• to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted);

• the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and

• the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount).

Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.

Judgment involves:

• identifying the appropriate asset or CGU;

• determining the appropriate discount rate for assessing value in use; and

• making assumptions about future sales, margins and market conditions over the long-term life of the assets or CGUs.

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

Impairments were recognized during 2016 as shown in Note 13.

164	PotashCorp 2016 Annual Integrated Report

Financials & Notes

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

Fair values estimates:

• are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors;

• can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and

• may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

	Level 1	Level 2	Level 3

	Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.

Determination of the level hierarchy is based on the company’s assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.
Prepaid Expenses	Freight, transportation and distribution costs related to product inventory stored at warehouse and terminal facilities are classified as prepaid expenses.			Not applicable.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring costs. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when:

• a detailed formal plan for restructuring has been demonstrably committed to;

• withdrawal is without realistic possibility; and

• a reliable estimate can be made.

Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.

Foreign Currency Transactions

Items included in the consolidated financial statements of the company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (“the functional currency”).

Foreign currency transactions are generally translated to US dollars at the average exchange rate for the previous month. Monetary assets and liabilities are translated at period-end exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of income within other income (expenses), as applicable, in the period in which they arise.

Non-monetary assets and liabilities carried at fair value are translated using the exchange rate at the date when the fair value is determined and translation differences are recognized as part of changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as available-for-sale are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date that the transaction occurred is available and it is apparent that such rate is a more suitable measurement.

The consolidated financial statements are presented in United States dollars (“US dollars”), which was determined to be the functional currency of the company and the majority of its subsidiaries.

1 Certain of the company’s policies involve accounting estimates and judgments because they require the company to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

PotashCorp 2016 Annual Integrated Report	165

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and amendments or interpretations to existing standards that were effective and applied by the company.

Standard	Description	Impact
Amendments to IAS 1, Presentation of Financial Statements	Issued to improve the effectiveness of presentation and disclosure in financial reports, with the objective of reducing immaterial note disclosures.	Adopted prospectively effective January 1, 2016. Immaterial disclosures were removed from these consolidated financial statements and in certain tables within the notes immaterial line items were combined.
Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets	Issued to clarify acceptable methods of depreciation and amortization.	Adopted prospectively effective January 1, 2016 with no change to these consolidated financial statements.
Amendments to IFRS 11, Joint Arrangements	Issued to provide additional guidance on accounting for the acquisition of an interest in a joint operation.	Adopted prospectively effective January 1, 2016 with no change to these consolidated financial statements.

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2016. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Impact	Effective Date [1]
Amendments to IAS 7, Statement of Cash Flows	Issued to require a reconciliation of the opening and closing liabilities that form part of an entity’s financing activities, including both changes arising from cash flows and non-cash changes.	The company is reviewing the standard to determine the potential impact.	January 1, 2017, applied prospectively.
Amendments to IAS 12, Income Taxes	Issued to clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.	The company is reviewing the standard to determine the potential impact, if any; however, no significant impact is anticipated.	January 1, 2017, applied retrospectively with certain practical expedients available.
IFRS 15, Revenue From Contracts With Customers	Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2018, applied retrospectively with certain practical expedients available.
IFRS 9, Financial Instruments	Issued to replace IAS 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2018, applied retrospectively with certain exceptions.
Amendments to IFRS 2, Share-Based Payment	Issued to provide clarification on the classification and measurement of share-based transactions. Specifically, accounting for cash-settled share-based transactions, share-based payment transactions with a net settlement feature and modifications of share-based payment transactions that change classification from cash-settled to equity-settled.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2018, with the option of retrospective or prospective application.
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor’s risk exposure, particularly to residual value risk.	The company is reviewing the standard to determine the potential impact.	January 1, 2019, applied retrospectively with certain practical expedients available.

1 Effective date for annual periods beginning on or after the stated date.

166	PotashCorp 2016 Annual Integrated Report

in millions of US dollars except as otherwise noted

Note 32	Proposed Transaction with Agrium

On September 11, 2016, the company entered into an Arrangement Agreement with Agrium pursuant to which the company and Agrium have agreed to combine their businesses in a merger of equals transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act. On November 3, 2016, the Proposed Transaction was approved by shareholders of both companies. On November 7, 2016, the Ontario Superior Court of

Justice issued a final order approving the Proposed Transaction. The Proposed Transaction is currently anticipated to be completed in mid-2017 and is subject to customary closing conditions, including regulatory approvals.

Upon the closing of the Proposed Transaction, the company and Agrium will become indirect, wholly owned subsidiaries of a new parent company. PotashCorp shareholders will own approximately 52 percent of the new parent, and Agrium shareholders will own approximately 48 percent.

PotashCorp 2016 Annual Integrated Report	167

Financials & Notes

BOARD OF DIRECTORS

	Christopher Burley A,D Calgary AB	Donald Chynoweth C,D Calgary AB	John Estey (Chair) A Glenview IL	Gerald Grandey A,B Saskatoon SK	C. Steven Hoffman B,C Tampa FL	Alice Laberge A,D Vancouver BC	Consuelo Madere C,D Destin FL

	Keith Martell A,B Saskatoon SK	Jeffrey McCaig B,C Calgary AB	Aaron Regent B,D Toronto ON	Jochen Tilk Saskatoon SK	Elena Viyella De Paliza C Dominican Republic	Zoë Yujnovich B,C Calgary AB

Committees: (A) Corporate governance and nominating (B) Human resources and compensation (C) Safety, health and environment (D) Audit
SENIOR MANAGEMENT
	Jochen Tilk President and Chief Executive Officer	Wayne Brownlee Executive Vice President and Chief Financial Officer	Stephen Dowdle President, PCS Sales	Mark Fracchia President, PCS Potash	Raef Sully President, PCS Nitrogen and PCS Phosphate	Joseph Podwika Senior Vice President, General Counsel and Secretary	Darryl Stann Senior Vice President, Finance and Chief Risk Officer

	Kevin Graham Senior Vice President, Strategy and Corporate Development	Denita Stann Senior Vice President, Investor and Public Relations	Lee Knafelc Senior Vice President, Human Resources and Administration	Brent Poohkay Senior Vice President, Information Technology

168	PotashCorp 2016 Annual Integrated Report

Other Information

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Shareholders Meeting will be held at 3:30 p.m. Central Standard Time May 9, 2017 in the Radisson Hotel, 405 – 20th Street East, Saskatoon, Saskatchewan.

It will be carried live on the company’s website: www.potashcorp.com.

Holders of common shares as of the close of business on March 13, 2017 will be entitled to vote at the meeting and are encouraged to participate.

DIVIDENDS

Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks in advance of the payment date. During the pending of the Proposed Transaction, record dates will be set on the last business day of each fiscal quarter. Future cash dividends will be paid out of, and are conditioned upon, the company’s available earnings. Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, CST Trust Company.

Registered shareholders can have dividends reinvested in newly issued common shares of PotashCorp at prevailing market rates.

OWNERSHIP

On February 20, 2017, there were 1,424 holders of record of the company’s common shares.

COMMON SHARE PRICES

The company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions). Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

PotashCorp 2016 Annual Integrated Report	169

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
Montreal, Quebec
Canada H3B 3K3
Through the Internet:	www.canstockta.com

NYSE CORPORATE GOVERNANCE

Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2016 Annual Report on Form 10-K.

170	PotashCorp 2016 Annual Integrated Report

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

Information in the preparation of this Annual Integrated Report is based on statistical data and other material available at February 20, 2017.

ABBREVIATED COMPANY NAMES AND SOURCES*

Name	Source
Agrium	Agrium Inc. (TSX and NYSE: AGU), Canada
APC	Arab Potash Company (Amman: ARPT), Jordan
Belaruskali	PA Belaruskali, Belarus
Bloomberg	Bloomberg L.P., USA
Blue Johnson	Blue, Johnson Associates Inc., USA
Canpotex	Canpotex Limited, Canada
CF Industries	CF Industries Holdings, Inc. (NYSE: CF), USA
CN Rail	Canadian National Railway Co. (TSX: CNR and NYSE: CNI), Canada
CP Rail	Canadian Pacific Railway Ltd. (TSX and NYSE: CP), Canada
CRU	CRU International Limited, UK
CVR	CVR Partners, L.P., USA
DBRS	Dominion Bond Rating Service, Canada
FactSet	FactSet Research Systems Inc., USA
FAO	Food and Agriculture Organization of the United Nations
Fertecon	Fertecon Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
Innophos	Innophos Holdings, Inc. (NASDAQ: IPHS), USA
Intrepid	Intrepid Potash, Inc. (NYSE: IPI), USA

Name	Source
IPNI	International Plant Nutrition Institute, USA
K+S	K+S Group (Xetra: SDF), Germany
Koch	Koch Industries, Inc., USA
LSB	LSB Industries, Inc. (NYSE: LXU), USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
Mosaic	The Mosaic Company (NYSE: MOS), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
OCI	OCI N.V., (NYSE Euronext: OCI), The Netherlands
Simplot	J.R. Simplot Company, USA
Sinofert	Sinofert Holdings Limited (HKSE: 0297.HK), China
SQM	Sociedad Química y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
S&P	Standard & Poor’s Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
Uralkali	JSC Uralkali (LSE and RTS: URKA), Russia
USDA	United States Department of Agriculture
USDOC	US Department of Commerce, USA
Yara	Yara International ASA (Oslo: YAR), Norway

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

PotashCorp 2016 Annual Integrated Report	171

TERMS AND MEASURES

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P2 O5 (liquid)
	DAP	diammonium phosphate, 46% P2 O5 (solid)
	MAP	monoammonium phosphate, 52% P2 O5 (solid)
	SPA	superphosphoric acid, 70% P2 O5 (liquid)
	Monocal	monocalcium phosphate, 48.1% P2 O5 (solid)
	Dical	dicalcium phosphate, 42.4% P2 O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2 O5 (solid)
	STF	silicon tetrafluoride
Potash	KCI	potassium chloride, 60-63.2% K2 O (solid)
Product Measures
K2 O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P2 O5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products
Currency Abbreviations
CDN	Canadian dollar
USD	United States dollar
Exchange Rates
CDN per USD at December 31, 2016 – 1.3427

General Terms
2016E	2016 estimated
2017F	2017 forecast
Brownfield capacity	Increase in operational capability at existing operation
CAGR	Compound annual growth rate
CAPEX	Capital expenditure
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)
Consumption vs demand	Product applied vs product purchased
FOB	Free on Board – cost of goods on board at point of shipment
FSU	Former Soviet Union
GDP	Gross Domestic Product
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
LNG	Liquefied natural gas
MMBtu	Million British thermal units
MMT	Million metric tonnes
Nameplate capacity	Estimated theoretical capacity based on design specifications or Canpotex entitlements – does not necessarily represent operational capability
North America	The North American market includes Canada and the US
Offshore	Offshore markets include all markets except Canada and the US
Operational capability	Estimated annual achievable production level
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
Yuzhnyy	A port situated in Ukraine

172	PotashCorp 2016 Annual Integrated Report

PotashCorp
Integrated Reporting Center
Making Plentiful Possible

PotashCorp
Integrated Reporting Center
GRI

COMMODITY FUTURES PRICES
NUTRIENT ROI CALCULATOR 2.0
TWITTER

LEARN MORE ONLINE...

POTASHCORP INTEGRATED

REPORTING CENTER

potashcorp2016air.com

Our Integrated Reporting Center provides users with an interactive version of our Annual Integrated Report and supplementary performance data as well as access to our public disclosure documents.

SUSTAINABILITY

potashcorp.com/irc/gri

Our GRI Content Index provides users with additional information on our economic, environmental and social performance.

POTASHCORP EKONOMICS

potashcorp-ekonomics.com

Our eKonomics website features the latest crop nutrition research, the industry’s first Nutrient Return On Investment Calculator, geographic soil test data, commodity futures prices, rainfall data and much more.

POTASHCORP2016AIR.COM

POTASHCORP.COM Visit us online

FACEBOOK.COM/POTASHCORP Find us on Facebook

TWITTER.COM/POTASHCORP Follow us on Twitter