Form 40-F
period 2017-12-31
POTASH CORP OF SASKATCHEWAN INC
filed 2018-02-26
CIK 855931

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number 001-10351

POTASH CORPORATION OF SASKATCHEWAN INC.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2870

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

(306) 933-8500

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

840,223,041 Common Shares outstanding as of December 31, 2017

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒(1)  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☐  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384 and 333-222385) of Nutrien Ltd., as successor issuer to the registrant.

(1)	As of January 12, 2018, the registrant ceased to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, except for its obligation to file this annual report pursuant to Rule 12g-3(g) thereunder.

EXPLANATORY NOTE

On January 1, 2018 (the “Effective Date”), pursuant to the Arrangement Agreement, dated as of September 11, 2016, between Potash Corporation of Saskatchewan Inc. (“PotashCorp” or the “Registrant”) and Agrium Inc. (“Agrium”), each of PotashCorp and Agrium became an indirect wholly owned subsidiary of Nutrien Ltd. (“Nutrien”), a parent entity formed to manage and hold the combined businesses of PotashCorp and Agrium, pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”).

Prior to the completion of the Arrangement, PotashCorp was a foreign private issuer in the United States that historically voluntarily filed annual and periodic reports with the Securities and Exchange Commission (the “SEC”) on U.S. domestic issuer forms. Following the completion of the Arrangement, Nutrien as the successor registrant to PotashCorp will file with the SEC the reports that it files and submits to certain Canadian securities regulatory authorities under the Multijurisdictional Disclosure System (“MJDS”). Any reports that PotashCorp files with the SEC in connection with Nutrien becoming a successor registrant, including this Annual Report on Form 40-F (this “Annual Report”), will also be on MJDS forms.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the fiscal year ended December 31, 2017 (filed as Exhibit 99.1 hereto);

2.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 (the “2017 MD&A”) (filed as Exhibit 99.2 hereto); and

3.	Audited Annual Financial Statements for the fiscal year ended December 31, 2017 (the “2017 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5 and 99.6 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Management’s Responsibility—Management’s Responsibility for Financial Reporting—Management’s Report On Internal Control Over Financial Reporting” that accompanies the 2017 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

C.	Management’s Annual Report on Internal Control over Financial Reporting

The required disclosure is included in “Management’s Responsibility—Management’s Responsibility for Financial Reporting—Management’s Report On Internal Control Over Financial Reporting” that accompanies the 2017 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2017 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report. See “Controls and Procedures” in the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

E.	Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in PotashCorp’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the Effective Date, the PotashCorp Board of Directors (the “Board”) determined that it had three “audit committee financial experts” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Christopher M. Burley, Alice D. Laberge and Aaron W. Regent were determined to be such audit committee financial experts and were “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the SEC and the New York Stock Exchange (the “NYSE”) relating to the independence of audit committee members.

The Board’s designation of Christopher M. Burley, Alice D. Laberge and Aaron W. Regent as audit committee financial experts prior to the completion of the Arrangement does not impose on them any duties, obligations or liability that are greater than the duties, obligations and liability imposed on them as members of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Christopher M. Burley, Alice D. Laberge and Aaron W. Regent as audit committee financial experts does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of PotashCorp’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

CODE OF CONDUCT AND ETHICS

As of December 31, 2017, the last full day prior to the closing of the Arrangement, and at all times during the year ended December 31, 2017, the Board had in place the “PotashCorp Governance Principles” that applied to all directors and the “PotashCorp Core Values and Code of Conduct” that applied to all directors, officers, employees and representatives of PotashCorp (collectively, the “PCS Codes”). The PCS Codes were posted to the Governance section of PotashCorp’s website.

In connection with the completion of the Arrangement, the board of directors of Nutrien adopted the Nutrien Code of Ethics that applied to all directors, officers, employees and representatives of Nutrien and its subsidiaries, including PotashCorp (the “Nutrien Code”). A copy of the Nutrien Code is posted on Nutrien’s website at https://www.nutrien.com/what-we-do/governance. Copies may be obtained, free of charge, by contacting Nutrien in writing at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, by telephone at (306) 933-8500 or on Nutrien’s website at www.nutrien.com. Nutrien intends to post any amendments to and waivers from the Nutrien Code on its website as identified above.

NOTICES PURSUANT TO REGULATION BTR

The required disclosure is included in PotashCorp’s Current Report on Form 8-K, filed with the SEC on December 28, 2017.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in “Item 17—Audit Committee—17.5—External Auditor Service Fees (By Category)” of PotashCorp’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-Approval Policies and Procedures” of PotashCorp’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in “Capital Structure and Management—Off-Balance Sheet Arrangements” of the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in “Liquidity and Capital Resources—Cash Requirements” of the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

As of December 31, 2017, the last full day prior to the completion of the Arrangement, and at all times during the year ended December 31, 2017, the Board had an Audit Committee. As of December 31, 2017, the last full day prior to the completion of the Arrangement, the Audit Committee consisted of five directors: Christopher M. Burley, Donald G. Chynoweth, Alice D. Laberge, Consuelo E. Madere, and Aaron W. Regent, who were appointed annually by the Board. Further disclosure is provided under “Item 17—Audit Committee—17.2—Composition of the Audit Committee” of PotashCorp’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.

Pursuant to the Arrangement and as of the Effective Date, the Board has an Audit Committee consisting of: Christopher M. Burley, Alice D. Laberge, Aaron W. Regent and Consuelo E. Madere.

RESERVE AND RESOURCE ESTIMATES

PotashCorp’s mineral reserves have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Act of 1933, as amended, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained in the documents incorporated into this Annual Report by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.9 to this Annual Report.

WEBSITE INFORMATION

Notwithstanding any reference to PotashCorp’s website, Nutrien’s website or other websites on the World Wide Web in this Annual Report or in the documents attached as exhibits hereto, the information contained in PotashCorp’s website, Nutrien’s website or any other site on the World Wide Web referred to in this Annual Report or in the documents attached as exhibits hereto, or referred to in PotashCorp’s website or Nutrien’s website, is not a part of this Annual Report and, therefore, is not filed with the SEC.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Concurrently with the filing of this Annual Report, the Registrant is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

POTASH CORPORATION OF SASKATCHEWAN INC.

By:	/s/ Wayne R. Brownlee
Name: Title:	Wayne R. Brownlee Executive Vice President, Treasurer and Chief Financial Officer

Date: February 26, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2017

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo.

99.9	Mine Safety Disclosure

101	Interactive Data File